Form 20-F
period 2014-12-31
Kenon Holdings Ltd.
filed 2015-03-31
CIK 1611005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

KENON HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Singapore	(Company Registration No. 201406588W) 4911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

+65 6351 1780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Scott V. Simpson

James A. McDonald

Skadden, Arps, Slate, Meagher and Flom (UK) LLP

40 Bank Street

London E14 5DS

Telephone: +44 20 7519 7000

Facsimile: +44 20 7519 7070

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, no par value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐                     Accelerated filer  ☐                     Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☐              Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

1

2

INTRODUCTION AND USE OF CERTAIN TERMS

Kenon Holdings Ltd., or Kenon, was formed in the first quarter of 2014 in Singapore to serve as the holding company of the following interests, which were contributed to Kenon by its former parent, Israel Corporation Ltd., or IC, in connection with the recently completed spin-off (as defined below):

•	a 100% interest in IC Power Ltd. (“IC Power”), a power generation company with operations in Latin America, the Caribbean and Israel;

•	a 50% interest in Qoros Automotive Co., Ltd. (“Qoros”), an automotive company based in China;

•	a 32% stake in ZIM Integrated Shipping Services, Ltd. (“ZIM”), a global container shipping company that completed a financial restructuring with its creditors in July 16;

•	a 22.5% interest in Tower Semiconductor Ltd. (“Tower”), a NASDAQ and Tel Aviv Stock Exchange, or TASE, – listed specialty foundry semiconductor manufacturer; and

•	interests in two businesses in the renewable energy business, including Primus Green Energy, Inc. (“Primus”), an innovative developer of an alternative fuel technology.

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon, or Kenon and each of our businesses collectively, as the context may require. Additionally, this annual report uses the following conventions:

•	HelioFocus Ltd., an Israeli company (“HelioFocus”), which is one of IC’s renewable energy businesses;

•	IC Green Energy Ltd., an Israeli company (“IC Green”), which holds Kenon’s equity interests in each of the renewable energy businesses;

•	IC Power and its operating companies and investments, as the context requires, include the following:

•	IC Power Nicaragua Holding, a Cayman Islands corporation, formerly known as AEI Nicaragua Holdings Ltd. (“ICPNH”);

•	Amayo O&M Services S.A., a Nicaraguan corporation (“Amayo I”);

•	Central Cardones SA, a Chilean corporation (“Central Cardones”);

•	Cerro del Águila S.A., a Peruvian corporation (“CDA”);

•	Compañía Boliviana de Energía Eléctrica S.A., a Canadian corporation (“COBEE”);

•	Compañía de Electricidad de Puerto Plata S.A., a Dominican Republic corporation (“CEPP”);

•	Consorcio Eolico Amayo (Fase II) S.A., a Nicaraguan corporation (“Amayo II”);

•	Edegel S.A.A., a Peruvian corporation listed on the Lima Stock Exchange (Bolsa de Valores de Lima) (“Edegel”);

•	Empresa Energetica Corinto Ltd., a Nicaraguan corporation (“Corinto”);

•	Generandes Peru S.A., a Peruvian corporation (“Generandes”);

•	IC Power Israel Ltd., an Israeli corporation (“ICPI”);

•	Inkia Energy Limited, a Bermudian corporation (“Inkia”);

•	Jamaica Private Power Company Ltd., a Jamaican corporation (“JPPC”);

•	Kallpa Generacion S.A., a Peruvian corporation (“Kallpa”);

•	Kanan Overseas, I. Inc., a Panamanian corporation (“Kanan”);

•	Nejapa Power Company LLC, a Delaware corporation (“Nejapa”);

•	OPC Rotem Ltd., an Israeli corporation (“OPC”);

•	Pedregal Power Company S.de.R.L, a Panamanian corporation (“Pedregal”);

•	Puerto Quetzal Power (PQP) Company, a Delaware limited liability company (“Puerto Quetzal”);

•	Southern Cone Power Peru S.A., a Peruvian corporation (“Southern Cone”);

•	Samay I S.A., a Peruvian corporation (“Samay I”);

•	Surpetroil S.A.S., a Colombian corporation (“Surpetroil”);

•	Termoeléctrica Colmito Ltda., a Chilean corporation (“Colmito”); and

•	Tipitapa Power Company Ltd., a Nicaraguan corporation (“Tipitapa Power”);

•	Petrotec AG, a German company listed on the Frankfurt Stock Exchange (“Petrotec”), which IC Green sold in December 2014;

•	Quantum (2007) LLC, a Delaware limited liability company (“Quantum”), which is the direct owner of our 50% interest in Qoros;

•	“renewable energy businesses”, which refers to each of Primus, HelioFocus and REG (as defined below) as appropriate;

•	Renewable Energy Group, Inc., a Delaware corporation (“REG”) in which Kenon holds an interest as a result of IC Green’s December 2014 sale of its interest in Petrotec; and

•	“spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in each of IC Power, Qoros, ZIM, Tower, Primus and HelioFocus, as well as other intermediate holding companies related to these entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s existing shareholders.

Although we acquired each of our businesses in connection with the spin-off, the operating and other statistical information with respect to each of our businesses is presented as of December 31, 2014, unless otherwise indicated, as if we owned such businesses as of such date and for the periods covered by this annual report.

FINANCIAL INFORMATION

We produce financial statements in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and all financial information included in this annual report is presented in accordance with IFRS, except as otherwise indicated. In particular, this annual report contains certain non-IFRS financial measures which are defined under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Our Businesses – IC Power.” In addition, certain financial information relating to Tower, where indicated, has been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Our financial statements presented in this annual report are combined carve-out financial statements. The combined carve-out financial statements included in this annual report comprise audited combined carve-out statements of income, other comprehensive income, changes in parent company investment, and cash flows for the years ended December 31, 2014, 2013 and 2012, and audited combined carve-out statements of financial position as of December 31, 2014 and 2013. We present our combined carve-out financial statements in U.S. Dollars, the legal currency of the United States. All references in this annual report to (i) “dollars”, “$” or “USD” are to U.S. Dollars; (ii) “Yuan”, “RMB” or “Chinese Yuan” are to the legal currency of China; (iii) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel; (iv) “EUR” or “Euro” are to the legal currency of participating member states for the purposes of the European Monetary Union; (v) “Peruvian Nuevo Sol” are to the legal currency of Peru; (vi) “Bs” and “Bolivianos” are to the legal currency of Bolivia; (vii) “JPY” or “Japanese Yen” are to the legal currency of Japan; and (viii) “Singapore Dollars” or “S$” are to the legal currency of Singapore. We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

In this annual report, we also attach audited consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2014, 2013 and 2012, and audited consolidated statements of financial position for Qoros as of December 31, 2014 and 2013, in accordance with Rule 3-09 of Regulation S-X.

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely EBITDA and Net Debt, each as defined under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Our Businesses – IC Power.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA and Net Debt provides transparent and useful information to investors and financial analysts in their review of our, or our subsidiaries’ and associated companies’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

EXCHANGE RATE INFORMATION

The following tables set forth the historical period-end, average, high and low noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for the U.S. Dollar expressed in RMB per one U.S. Dollar for the periods indicated:

	RMB/U.S. Dollar
Year	Period end	Average rate[1]	High	Low
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1701	6.2591	6.0402

1.	The average rate is based upon the exchange rate in effect on the last business day of each month.

	RMB/U. S. Dollar
Month	High	Low
September 2014	6.1495	6.1266
October 2014	6.1385	6.1107
November 2014	6.1429	6.1117
December 2014	6.2256	6.1490
January 2015	6.2535	6.1870
February 2015	6.2695	6.2399
March 2015 (up to March 27, 2015)	6.2741	6.1955

The following tables set forth the historical period-end, average, high and low rates, calculated using the daily representative rates, as reported by the Bank of Israel for the U.S. Dollar expressed in NIS per one U.S. Dollar for the periods indicated:

	New Israeli Shekel /U.S. Dollar
Year	Period end	Average rate[1]	High	Low
2010	3.549	3.732	3.894	3.549
2011	3.821	3.582	3.821	3.363
2012	3.733	3.844	4.084	3.700
2013	3.471	3.360	3.791	3.471
2014	3.889	3.594	3.994	3.402

1.	The average rate is based upon the exchange rate in effect on the last business day of each month.

	New Israeli Shekel /U. S. Dollar
Month	High	Low
September 2014	3.695	3.578
October 2014	3.793	3.644
November 2014	3.889	3.782
December 2014	3.994	3.889
January 2015	3.998	3.899
February 2015	3.966	3.844
March 2015 (up to March 27, 2015)	4.053	3.926

The following tables set forth the historical period-end, average, high and low noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for the Euro expressed in U.S. Dollars per one Euro for the periods indicated:

	U.S. Dollar/Euro
Year	Period end	Average rate[1]	High	Low
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101

1.	The average rate is based upon the exchange rate in effect on the last business day of each month.

	U.S. Dollar/Euro
Month	High	Low
September 2014	1.3136	1.2628
October 2014	1.2812	1.2517
November 2014	1.2554	1.2394
December 2014	1.2504	1.2101
January 2015	1.2015	1.1279
February 2015	1.1462	1.1197
March 2015 (up to March 27, 2015)	1.1212	1.0524

MARKET AND INDUSTRY DATA

Unless otherwise indicated, all sources for industry data and statistics are estimates or forecasts contained in or derived from internal or industry sources we believe to be reliable. Market data used throughout this annual report was obtained from independent industry publications and other publicly available information. Such data, as well as internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. In addition, in certain cases we have made statements in this annual report regarding the industries in which each of our businesses operate and their position in such industries based upon the experience of our businesses and their individual investigations of the market conditions affecting their respective operations.

Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based upon market research, which itself is based upon sampling and subjective judgments by both the researchers and the respondents. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Accordingly, although we believe and operate as though all market and industry information presented in this annual report is accurate, the market statistics included in this annual report should be viewed with caution.

TECHNICAL TERMS

Unless otherwise indicated, statistics provided throughout this annual report with respect to power generation units are expressed in megawatts, or MW, in the case of the capacity of such power generation units, and in gigawatt hours, or GWh, in the case of the electricity production of such power generation units. One GWh is equal to 1,000 megawatt hours, or MWh, and one MWh is equal to 1,000 kilowatt hours, or KWh. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Unless otherwise indicated, the capacity and generation figures of IC Power provided in this annual report reflect 100% of the capacity of all of IC Power’s operating companies and investments, regardless of IC Power’s ownership interest in the company. For information on IC Power’s ownership interest in each of its operating companies, see “Item 4B. – Business Overview – Our Businesses – IC Power.”

INFORMATION REGARDING TOWER

Tower is subject to the reporting requirements of the Securities and Exchange Commission, or the SEC, and, as a foreign private issuer, Tower is required to file with the SEC annual reports containing audited financial information, and to furnish to the SEC reports containing any material information that Tower provides to its local securities regulator, investors or stock exchange. Tower’s published financial statements are prepared according to US GAAP. Information related to Tower contained, or referred to, in this annual report has been derived from Tower’s public filings with the SEC. Although we have a significant equity interest in Tower, we do not control or manage Tower, participate in the preparation of Tower’s public reports or financial statements or have any specific information rights. Any information related to Tower contained, or referred to, in this annual report is provided to satisfy our obligations under the Securities Exchange Act of 1934, or the Exchange Act. You are encouraged to review Tower’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

As of March 26, 2015, we owned approximately 18 million shares of Tower, excluding (i) the 1,669,795 shares of Tower underlying 1,669,795 warrants in Tower held by Kenon, exercisable up to July 27, 2017 and (ii) the 2,668 shares of Tower underlying 2,668 options in Tower held by Kenon, representing an approximately 22.5% equity interest in Tower, assuming the full conversion of approximately 3.8 million outstanding capital notes issued by Tower and held by Bank Hapoalim B.M., or Bank Hapoalim, which conversion would result in approximately 80 million Tower shares outstanding. Kenon’s equity interest in Tower, based upon the approximately 76 million Tower shares currently outstanding, is approximately 23.7%. Kenon may experience additional dilution of its equity interest in Tower if the holders of Tower’s outstanding convertible bonds, options and warrants convert their bonds and exercise their options or warrants, as applicable. Should all outstanding convertible bonds, options and warrants be converted and exercised, Kenon’s equity interest in Tower, which we refer to as Kenon’s fully-diluted equity interest, would be approximately 18.9%.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 21E of the Exchange Act, and reflects our current expectations and views of the quality of our assets, our anticipated financial performance, our future growth prospects, the future growth prospects of our businesses, the liquidity of our ordinary shares, and other future events. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, and are principally contained in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our capital commitments and/or intentions with respect to each of our businesses;

•	our ability to implement, successfully or at all, our strategies for us and for each of our businesses following the spin-off;

•	tax and corporate benefits relating to our incorporation in Singapore;

•	our capital allocation principles, as set forth in “Item 4B. Business Overview”;

•	the funding requirements, strategies, and business plans of our businesses, including expectations that our businesses will be able to raise third party debt and/or equity financing to fund their operations as needed, including for the construction or expansion of their operations and/or respective facilities;

•	the potential listing, distribution or monetization of our businesses and the anticipated timing thereof;

•	expected trends in the industries in which each of our businesses operate, including trends relating to the growth of a particular market;

•	fluctuations in the availability and prices of commodities purchased by, or in competition with, our businesses;

•	statements relating to litigation and/or regulatory proceedings;

•	with respect to IC Power:

•	the expected cost and expected timing of completion of existing construction projects and the anticipated business results of such projects;

•	the ability to finance existing, and to source and finance new, development and acquisition projects;

•	its ability to source and enter into long-term power purchase agreements, or PPAs, and turnkey agreements and the amounts to be paid under such agreements;

•	expected increased demand in the Peruvian power generation industry and other markets where we currently operate or may operate in the future; and

•	the potential nationalization of operating assets;

•	with respect to Qoros:

•	Qoros’ ability to execute its business plan;

•	the RMB400 million shareholder loan expected to be provided to Qoros by Chery Automobile Co. Ltd., or Chery;

•	Qoros’ expected entry into an additional long-term credit facility and its ability to obtain third-party debt financing to support its continued operations and development;

•	Qoros’ ability to increase its sales volume;

•	the acceptance of Qoros’ vehicle models by its targeted Chinese consumers;

•	expected growth in the Chinese passenger vehicle market, particularly within the C-segment market;

•	Qoros’ ability to access adequate funding to enable it to continue its development and meet its liquidity requirements;

•	Qoros’ development of an effective dealer network;

•	Qoros’ ability to expand its commercial operation, including with respect to its development of aftersales and customer services;

•	the assumptions used in Qoros’ impairment analysis, including assumptions related to future sales volumes and price, operating expenses, and the availability of funding, including certain subsidies from local Chinese governments during the projection period;

•	Qoros’ ability to increase its production capacity and decrease its expected costs;

•	Qoros’ ability to launch new models using its existing platform, to the extent that demand for its vehicles increases; and

•	Qoros’ ability to secure the necessary government approvals and permits required for its continued manufacturing and/or facility expansions;

•	with respect to ZIM:

•	the assumptions used in Kenon’s and ZIM’s impairment analysis with respect to Kenon’s investment in ZIM, and ZIM’s assets, respectively, including with respect to expected fuel price, freight rates, and WAC trends;

•	ZIM’s ability to obtain an alternative receiveable-backed credit facility by September 30, 2015;

•	modifications with respect to its operating fleet and lines, including the utilization of larger vessels within certain trade zones;

•	completion of the expansion of the Panama canal;

•	expected growth in the container shipping industry, generally, and in certain trade zones, in particular;

•	ability to enter into, and benefit from, operational partnerships and alliances with other liners companies; and

•	trends related to the global container shipping industry, including with respect to fluctuations in container supply, demand, and charter/freights rates;

•	with respect to Tower:

•	Tower’s ability to promote and fund its growth plan and the ramp-up of its businesses;

•	Tower’s ability to maintain its technological and manufacturing capacity and capabilities;

•	the maintenance of high utilization rates in each of its manufacturing facilities;

•	fulfillment of its debt obligations and other liabilities; and

•	Tower’s ability to finance its operations via cash flow from operations and/or financing transactions;

•	with respect to our renewable energy businesses:

•	acceptance of alternative fuels and renewable energy technologies and processes;

•	the ability of Primus and HelioFocus to source third party financing to support their operational expansions and development efforts;

•	the ability of Primus and HelioFocus to continue to develop technologies and processes for commercialization;

•	trends relating to the pricing of alternative fuels (e.g., high-octane gasoline or biodiesel) and traditional fuels (e.g., petroleum-derived gasoline, jet fuel, or petrodiesel); and

•	trends relating to the pricing of material alternative fuel inputs (e.g., natural gas, used cooking oil and other types of waste oils and fats) and material traditional fuel inputs (e.g., petroleum, crude oil, or diesel).

The preceding list is not intended to be an exhaustive list of each of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements which are set forth in “Item 3D. Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this annual report should not be construed as exhaustive. You should read this annual report, and each of the documents filed as exhibits to the annual report, completely, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The following tables set forth our selected combined carve-out financial and other data. This information should be read in conjunction with our audited combined carve-out financial statements, and the related notes thereto, as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, included elsewhere in this annual report, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3D. Risk Factors.” The historical financial and other data included here and elsewhere in this annual report should not be assumed to be indicative of our future financial condition or results of operations.

Our financial statements presented in this annual report are combined carve-out financial statements and have been prepared in accordance with IFRS as issued by the IASB. The assumptions used in the preparation of the selected financial data for 2011 and 2010 set forth below are the same as those used in the preparation of the audited financial statements for 2014, 2013 and 2012, as described in Note 1 to our audited combined carve-out financial statements included elsewhere in this annual report.

The financial information below also includes certain non-IFRS measures used by us to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance.

	Year Ended December 31,
	2014	2013[1]	2012[1]	2011[1]	20101 2
	(in millions of USD)
Consolidated Statements of Income[3]
Revenues from sale of electricity	$1,372	$873	$577	$480	$305
Cost of sales and services	981	594	395	334	190
Depreciation and amortization	100	70	51	37	23
Gross profit	$291	$209	$131	$109	$92
General and administrative expenses	131	73	69	51	38
Gain from disposal of investees	(157)	—	(5)	(19)	(9)
Asset write-off	48	—	—	—	—
Gain on bargain purchase	(68)	(1)	—	—	—
Other expenses	14	5	—	4	6
Other income	(51)	(5)	(12)	(29)	(29)

Operating profit	$374	$137	$79	$102	$86
Financing expenses	110	69	39	38	38
Financing income	16	5	3	3	5

Financing expenses, net	$94	$64	$36	$35	$43
Share in losses of associated companies, net of tax	171 [4]	127	52	42	30

Profit / (loss) before income taxes	$109	$(54)	$(9)	$26	$24
Tax expenses	91	42	22	18	11

Profit / (loss) for the year from continuing operations	$18	$(96)	$(31)	$8	$13
Income (loss) for the year from discontinued operations (after taxes)[5]	$471	$(513)	$(409)	$(397)	$81

Profit / (loss) for the year	$489	$(609)	$(440)	$(389)	$94
Attributable to:
Kenon’s shareholders	$468	$(626)	$(452)	$(407)	$77
Non-controlling interests	21	17	12	18	17
Contributions to Kenon’s Income (Loss) for the Period
IC Power	$209	$66	$57	$60 [6]	$43
Qoros	(175)	(127)	(54)	(54)	(39)
ZIM	(142)	(533)	(432)	(395)	54
Gain from ZIM in light of deconsolidation and change to associated company	609	—	—	—	—
Tower	10	(27)	(21)	(8)	(15)
Other[7]	(43)	(5)	(2)	(10)	34

	Year Ended December 31,
	2014	2013[1]	2012[1]	2011[1]	20101 2
	(in millions of USD)
Combined Statements of Financial Position
Cash and cash equivalents	$610 [8]	$671	$414	$439	$614
Short-term investments and deposits	227	30	89	175	144
Trade receivables	181	358	323	286	318
Other receivables and debt balances	59	98	83	93	76
Income tax receivable	4	7	15	8	15
Inventories	55	150	174	161	128

Total current assets	1,136	$1,314	$1,098	$1,162	$1,295

Total non-current assets[9]	3,201	4,671	4,880	4,839	4,381

Total assets	$4,337	$5,985	$5,978	$6,001	$5,676
Total current liabilities	$497	$2,920	$1,173	$2,666	$950
Total non-current liabilities	$2,384	$2,113	$3,357	$1,756	$2,903
Parent company investment	1,244	714	1,213	1,401	1,666
Total parent company investment and non-controlling interests	$1,456	$951	$1,448	$1,579	$1,823
Total liabilities and parent company investment and non-controlling interests	$4,337	$5,985	$5,978	$6,001	$5,676
Combined Cash Flow Data[3]
Cash flows from operating activities	$410	$257	$169	$130	$446
Cash flows from investing activities	(883)	(278)	(320)	(575)	(338)
Cash flows from financing activities	430	281	122	269	322
Net change in cash in period	(42)	260	(29)	(176)	430

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	IC Power was organized in March 2010. IC Power’s primary main subsidiaries are Inkia, the holding company for IC Power’s operations in Latin America and the Caribbean, and OPC, IC Power’s operating company in Israel. Financial data for 2010, up to the date of IC Power’s formation, are results of Inkia.
3.	Consists of the consolidated results of IC Power and Primus for 2010 through 2013 and, from June 30, 2014, the consolidated results of HelioFocus; prior to this date, Kenon did not consolidate HelioFocus’ results of operations.
4.	Includes Kenon’s share in ZIM’s loss for the six months ended December 31, 2014, the period in which Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting
5.	Consists of (i) ZIM’s results of operations for 2010 through 2013 and the six months ended June 30, 2014 and (ii) Petrotec’s results of operations for 2010 through 2014.
6.	Includes $24 million of pre-tax recognition of negative goodwill.
7.	Consists of intercompany finance income, Kenon’s general and administrative expenses, and the results of Primus. From June 30, 2014, also includes the consolidated results of HelioFocus.
8.	Includes $116 million of restricted cash comprised of $88 million in short-term deposits and $28 million in long-term deposits.
9.	Includes Kenon’s associated companies: Qoros, Tower, and, from June 30, 2014, ZIM; prior to June 30, 2014, also included HelioFocus.

Information on Business Segments

Kenon is a holding company of (i) IC Power, (ii) certain renewable energy businesses (Primus, HelioFocus and, until December 24, 2014, Petrotec), (iii) a 32% interest in ZIM, (iv) a 50% interest in Qoros, and (v) a 22.5% interest in Tower. Kenon’s segments are IC Power, Qoros and Other. Kenon’s Other segment includes the consolidated results of Primus, and from June 30, 2014, the consolidated results of HelioFocus.

The results of Qoros, ZIM (whose results of operations were accounted for pursuant to the equity method of accounting from June 30, 2014), Tower, HelioFocus (results of operations through June 30, 2014; subsequently, HelioFocus’ results are consolidated with Kenon’s) and certain non-controlling interests held by IC Power, are reflected in Kenon’s statement of income as share in losses of associated companies, net of tax. The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2014
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Asset write-off	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68
Financing income	(9)	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in losses (income) of associated companies	14	(175)	(10)	—	(171)

Income (loss) before taxes	$321	$(175)	$(37)	$—	$109
Taxes on income	(87)	—	(4)	—	(91)

Income (loss) from continuing operations	$234	$(175)	$(41)	$—	$18

Attributable to:
Kenon’s shareholders	209	(175)	(34)	—	—
Non-controlling interests	25	—	(7)	—	18
Segment assets[4]	$3,849	$—	$837 [5]	$(785)	$3,901
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [6]	(785)	2,881
Capital expenditure	593 [7]	—	12	—	605
EBITDA	$348 [8]	$—	$(43)[9]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Associated company.
2.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014), and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
4.	Excludes investments in associates.
5.	Includes Kenon’s and IC Green’s assets.
6.	Includes Kenon’s and IC Green’s liabilities.
7.	Includes the additions of PP&E and intangibles based on an accrual basis.
8.	For a reconciliation of IC Power’s net income to its EBITDA, see “– Information on Business Segments – IC Power.”
9.	With respect to its “Other” reporting segment, Kenon defines “EBITDA” as income (loss) for the year before depreciation and amortization, finance expenses (net), asset write-off, and income tax expense (benefit), excluding share in losses of associated companies, net of tax. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	Year Ended December 31,
	2014	2013	2012
	(in millions of USD)
Loss for the period	$(41)	$(50)	$(43)
Finance expenses (net)	(29)	(17)	(9)
Depreciation and amortization	—	5	4
Asset write-off	13	—	—
Income tax expense	4	—	1
Share in loss from associates, net of tax	10	32	31

EBITDA	$(43)	$(30)	$(16)

	Year Ended December 31, 2013[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$866	$—	$—	$7	$873
Depreciation and amortization	(75)	—	(5)	—	(80)
Financing income	5	—	32	(32)	5
Financing expenses	(86)	—	(15)	32	(69)
Share in losses (income) of associated companies	32	(127)	(32)	—	(127)

Income (loss) before taxes	$123	(127)	$(50)	$—	$(54)
Taxes on income	42	—	—	—	42

Income (loss) from continuing operations	$81	$(127)	$(50)	$—	$(96)

Attributable to:
Kenon’s shareholders	66	(127)	(48)	—	(109)
Non-controlling interests	15	—	(2)	—	13
Segment assets[5]	$2,749	$—	$3,832 [6]	$(1,136)	$5,444
Investments in associated companies	286	226	28	—	540
Segment liabilities	2,237	—	3,933 [7]	(1,136)	5,033
Capital expenditure	351 [8]	—	—	—	351
EBITDA	$247 [9]	$—	$(30)[10]	$—	$217
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	51%	—	65%	(16)%	100%
Percentage of combined assets excluding associated companies	50%	—	70%	(21)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus; the results of ZIM, Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	Excludes investments in associates.
6.	Includes Kenon’s, IC Green’s and ZIM’s assets.
7.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
8.	Includes the additions of PP&E and intangibles based on an accrual basis.
9.	For a reconciliation of IC Power’s net income to its EBITDA, see “– Information on Business Segments – IC Power.”
10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see the footnote to the preceding table.

	Year Ended December 31, 2012[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve- Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$576	$—	$1	$—	$577
Depreciation and amortization	(55)	—	(4)	—	(59)
Financing income	5	—	24	(26)	3
Financing expenses	(50)	—	(15)	26	(39)
Share in losses (income) of associated companies	33	(54)	(31)	—	(52)

Income (loss) before taxes	$87	$(54)	$(42)	$—	$(9)
Taxes on income (tax benefit)	21	—	1	—	22

Income (loss) from continuing operations	$66	$(54)	$(43)	$—	$(31)

Attributable to:
Kenon’s shareholders	57	(54)	(41)	—	(38)
Non-controlling interests	9	—	(2)	—	7
Segment assets[5]	$2,145	$—	$4,215 [6]	$(959)	$5,401
Investments in associated companies	312	207	58	—	577
Segment liabilities	1,709	—	3,780 [7]	(959)	4,530
Capital expenditures	391	—	—	—	391
EBITDA	$154 [8]	$—	$(16)[9]	$—	$138
Percentage of Combined Revenues	99%	—	1%	—	100%
Percentage of Combined Assets	41%	—	71%	(12)%	100%
Percentage of combined assets excluding associated companies	40%	—	78%	(18)%	100%
Percentage of Combined EBITDA	112%	—	(12)%	—	100%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus; the results of ZIM, Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	Excludes investments in associates.
6.	Includes Kenon’s, IC Green’s and ZIM’s assets.
7.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
8.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
9.	For a reconciliation of our “Other” reporting segment’s net income to its EBITDA, see the footnote to the preceding table setting forth the selected financial data for the year ended December 31, 2014.

IC Power

The following tables set forth other financial and key operating data for IC Power for the periods presented:

	Year Ended December 31,
	2014	2013	2012
	(in millions of USD, except as indicated)
Net income[1]	$234	$81	$66
EBITDA2 3	348	247	154
Net debt4 5	1,557	1,143	1,001
Effective capacity of operating companies and associated companies at end of year (MW)[6]	2,642	2,020	1,522
Weighted average availability during the period (%)	94%	95%	93%

1.	The share in net income attributable to non-controlling interests held by third parties in IC Power subsidiaries was $25 million, $15 million and $9 million for the years ended December 31, 2014, 2013 and 2012, respectively.
2.	With respect to its “IC Power” reporting segment, Kenon defines “EBITDA” as income (loss) for the year before depreciation and amortization, finance expenses (net), income tax expense (benefit) of IC Power and its consolidated subsidiaries and asset write-off, excluding share in income from associates, income recognized from recognition of negative goodwill and gain from disposal of investees.

EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses by IC Power because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of IC Power’s profitability since it does not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on IC Power’s net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of IC Power’s income to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies:

	Year Ended December 31,
	2014	2013	2012	2011	2010[1]
	(in millions of USD)
Income for the period	$234	$81	$66	$73	$56
Depreciation and amortization	108	75	55	41	35
Finance expenses (net)	126	81	45	37	29
Income tax expense (benefit)	86	42	21	18	13
Asset write-off	35	—	—	—	—
Share in income from associates	(14)	(32)	(33)	(25)	(20)
Recognized negative goodwill	(71)[2]	—	—	(24)	—
Gain from disposal of investees	(156)	—	—	—	—

EBITDA	$348	$247	$154	$120	$113

1.	IC Power was organized in March 2010. Results for 2010 are the results of Inkia.
2.	Includes $68 million of income recognized from recognition of negative goodwill and $3 million of income recognized from the measurement of fair value.

3.	The share in EBITDA attributable to non-controlling interests held by third parties in IC Power subsidiaries was $70 million, $50 million and $29 million for the years ended December 31, 2014, 2013 and 2012, respectively.
4.	Net debt is calculated as total debt, excluding debt from parent, minus cash. Net debt is not a measure recognized under IFRS. The table below sets forth a reconciliation of total debt to net debt.

	Year Ended December 31,
	2014	2013	2012
	(in millions of USD)
Total debt[1]	$2,348	$1,669	$1,266
Cash[2]	791	526	265
Net debt	1,557	1,143	1,001

1.	Total debt comprises loans from banks and debentures from third parties, excluding liabilities of disposal group classified as held for sale and includes long term and short term debt.
2.	Includes short-term deposits and restricted cash of $208 million, $9 million and $81 million at December 31, 2014, 2013 and 2012, respectively.

5.	The share in net debt attributable to non-controlling interests held by third parties in IC Power subsidiaries was $277 million, $181 million and $165 million for the years ended December 31, 2014, 2013 and 2012, respectively.
6.	Does not reflect 1,540 MW of capacity attributable to Edegel, which IC Power sold in September 2014.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also impair our business operations. Our businesses routinely encounter and address risks, some of which may cause our future results to be different – sometimes materially different – than we presently anticipate.

Risks Related to Our Diversified Strategy and Operations

Some of our businesses, particularly Qoros, have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.

The business plans of our businesses contemplate additional debt or equity financing which is expected to be raised from third parties. However, our businesses may be unable to raise the necessary capital from third party financing sources, and in this case Kenon would be their only source of funding. In particular, Qoros will require significant cash to further its development and, until it achieves significant sales levels to cover its operating expenses, financing expenses, and capital expenditures, and we expect that a significant portion of our liquidity and capital resources will be used to support Qoros’ development. The cash resources currently on our balance sheet ($9 million as of the date of this annual report), together with the $155 million available under our $200 million credit facility from IC, may not be sufficient to fund additional investments that we deem appropriate in Qoros or our other businesses. In the event that one or more of our businesses require capital, either in accordance with their business plans or in response to new developments, and are unable to raise such financing from third parties, Kenon may (i) issue equity in the form of shares or convertible instruments, (ii) provide financing to a business using funds received from the operations or sales of Kenon’s other businesses, (iii) sell part, or all, of its interest in any of its businesses, (iv) raise debt financing at the Kenon level or (v) provide guarantees or collateral in support of the debt of its businesses. To the extent debt financing is available to it, any debt financing that Kenon incurs may not be on favorable terms, may require Kenon to agree to restrictive covenants that limit how Kenon operates its or its businesses, and may also limit dividends or other distributions. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices.

Qoros has relied upon capital contributions and loans from its shareholders (Chery and Kenon) to fund its development and operations. As of December 31, 2014, Qoros’ shareholders have made equity contributions in the aggregate amount of RMB6.5 billion approximately $1.0 billion and loans of RMB1.6 billion (approximately $257 million). In February 2015, Kenon made a further loan to Qoros of RMB400 million, using cash on hand and a $45 million drawdown under Kenon’s credit facility with IC. Chery has agreed to make a loan in equal amount, subject to the release of its guarantee in respect of Qoros’ RMB3 billion syndicated credit facility, but Chery has not yet provided such loan. Qoros requires such support, and will require additional financing, from each of its shareholders to conduct its operations.

Qoros will also continue to need to raise significant additional debt financing to meet its operating expenses, financing expenses, capital expenditures and liquidity requirements to continue its commercial operations. Qoros’ business plan contemplates debt financing of approximately RMB9 billion. Qoros has secured RMB4.2 billion of long-term debt financing. However, there is limited capacity for additional borrowing under Qoros’ existing credit facilities. Qoros is negotiating a new RMB1.2 billion credit facility. However, this facility has not yet been obtained and Qoros’ ability to obtain its required financing will depend upon a number of factors, including its sales performance.

Qoros commenced commercial operations in the end of 2013. Qoros sold approximately 7,000 cars in 2014 and incurred a net loss of RMB2.1 billion, as revenues were less than costs of sale. As the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success, Qoros revised its business plan during the third quarter of 2014. As result, Qoros is dependent upon external financing, including shareholder funding, to continue its commercial operations and meet its operating expenses, financing expenses, and capital expenditures and Qoros will remain dependent upon such financing sources until it experiences a significant increase in sales volume, and there is no assurance that Qoros will experience such an increase in sales. Furthermore, Qoros’ operating expenses, financing expenses, and capital expenditures are significant and Kenon may be unable to support its (50%) share of Qoros’ operating expenses, financing expenses, and capital expenditures for any significant period of time, if Kenon chose to do so, based on Kenon’s liquidity position. Accordingly, if Qoros were to continue to require significant external financing (which it will require until it experiences a significant increase in sales), Kenon may need to sell its interests in other businesses to provide such financing; alternatively, Kenon may choose not to provide such financing, in which case Qoros may be unable to meet its operating expenses and Kenon may not recoup its investment in Qoros.

In the future, third party financing sources may also require Kenon to guarantee an individual business’ indebtedness and/or provide additional collateral, including collateral via a cross-collateralization of assets across businesses. If Kenon does guarantee an individual business’ indebtedness, we may divert funds received from one business to another business. We may also sell some or all of our interests in any of our businesses to provide funding for another business. Additionally, if we cross-collateralize certain assets (i.e., pledging shares or assets of one of our operating companies to secure debt of another of our operating companies) in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations.

Quantum, the wholly-owned subsidiary through which we own our 50% interest in Qoros has pledged a portion of its shares in Qoros. This pledge could result in a loss of our equity interest in Qoros and will limit our ability, or render us unable, to pledge our equity interest in Qoros in connection with future financing agreements. Additionally, as discussed above, Chery has also agreed to provide a RMB400 million shareholder loan to Qoros, subject to certain conditions but Chery has not yet provided such loan. Qoros requires such support, and will require additional financing, from each of its shareholders to conduct its operations. For further information on Chery’s provision of such loan, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Qoros –Provision of RMB400 Million Shareholder Loan.” For further information on the risks related to Kenon’s obligations in respect of Qoros’ debt, see “Risks Related to Our Interest in Qoros – Qoros commenced commercial sales in the end of 2013 and will therefore depend on external debt financing and guarantees or commitments from its shareholders to finance its operations” and “Item 5B. Liquidity and Capital Resources – Qoros’ Liquidity and Capital Resources.”

Additionally, if Kenon provides any of our businesses with additional capital, provides any third parties with indemnification rights or a guaranty, and/or provides additional collateral, including via cross-collaterization, this could reduce our liquidity.

For further information on the capital resources and requirements of each of our businesses, see “Item 5B. Liquidity and Capital Resources.”

Kenon has obligations owing to IC, which may be substantial.

In connection with the spin-off, IC provided Kenon with a $200 million credit facility. During the initial five-year term of the credit facility, Kenon has agreed to pay IC an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility, which will be capitalized as a payment-in-kind and added to the outstanding amount of the credit facility. Principal and interest payments will accrue annually, and become due and payable in accordance with the terms of the credit facility, with interest payments over the first five-years being paid-in-kind, see “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.”

Kenon may be required to use a substantial portion of cash flows received from its businesses to make payments to IC in accordance with the credit facility, which may reduce Kenon’s ability to advance cash to its businesses or to pay dividends to its shareholders in the future, and Kenon may be unable to generate sufficient cash to make such payments. If Kenon is unable to fulfill its payment obligations under the terms of the loan, IC could elect to declare all amounts outstanding thereunder immediately due and payable and terminate all commitments to extend further credit to Kenon. If IC accelerates the repayment of Kenon’s obligations, Kenon may not have sufficient assets to repay such obligations. In such circumstances, in addition to Kenon’s pledge of at least 40% (but no more than 66%) of IC Power’s issued capital, Kenon may also have to issue equity, or pledge its equity interests in any of its other businesses, to IC, and such issuance or pledge could result in a full, or partial, dilution of your direct equity interest in Kenon or indirect equity interest in Kenon’s businesses, as well as Kenon’s inability to pledge its equity interests in any of its businesses in connection with future financing agreements. The credit facility will also contain covenants that will restrict our ability to make distributions and incur additional indebtedness. For example, prior to a listing of IC Power’s equity, the credit facility prohibits Kenon from distributing dividends to its shareholders, unless such dividends consist of all, or a portion of, Kenon’s equity interests in ZIM, Tower or REG. Additionally, there are further restrictions on dividends following an IPO or listing of IC Power. If, at any time after a listing of IC Power’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power, or (iv) sell all of IC Power’s assets, the credit facility will require the value of Kenon’s remaining interest in IC Power to be, at any given time, equal to at least two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the credit facility plus the outstanding principal amount of any additional debt owed by Kenon to third-parties minus Kenon’s cash on hand), in each case plus interest and fees. Kenon’s compliance with such terms may limit its operating and financial flexibility, which may affect Kenon’s ability to execute its strategy and thereby have a material adverse effect on Kenon’s business, financial condition, results of operations or liquidity. For further information on the terms of the loan from IC to Kenon, see “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.”

We received approximately $35 million in cash in connection with the spin-off and, other than our $200 million credit facility with IC, we do not currently intend to enter into any credit facilities or other financing arrangements. We will be dependent on our businesses for cash flows from operations and to meet our obligations under the credit facility from IC. For further information on the risks related to our dependence on our businesses for our liquidity, see “– We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Finally, notwithstanding the terms of our credit facility with IC, we cannot assure you that IC will make future borrowings available to us, in an amount sufficient to enable us to meet our obligations or to fund our liquidity needs. If our cash flow and capital resources are insufficient, this could have a material adverse effect on our business, financial condition, or liquidity.

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses may seek to access capital lending markets for various purposes, which may include the repayment of indebtedness, acquisitions, capital expenditures and for general corporate purposes. The ability of Kenon’s businesses to access capital lending markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. In 2008, 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions. These disruptions impacted other areas of the economy and led to a slowdown in general economic activity. Similar disruptions in the credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing.

Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses. The availability of such financing and the terms thereof will be impacted by many factors, including: (i) our financial performance, (ii) our credit ratings or absence of a credit rating, (iii) the liquidity of the overall capital markets, and (iv) the state of the economy. There can be no assurance, particularly as a newly-incorporated company that currently has no credit rating, that Kenon will be able to access the capital markets on acceptable terms or at all. If Kenon deems it necessary to access financing and is unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity.

We are dependent upon access to the capital markets to execute our strategy with respect to our non-primary interests.

Our strategy may include sales or distributions of our interests in our non-primary businesses. Our ability to distribute or monetize our non-primary businesses is heavily dependent upon the public equity markets. For example, the ability to realize any value from a business disposition may depend upon our ability to complete an initial public offering of the business in which such investment is held. Even if the securities of our business are publicly traded, large holdings of securities can often be disposed of only over a substantial length of time, exposing the investment returns to risks of downward movement in market prices during the intended disposition period. Accordingly, under certain conditions, we may be forced to either sell our equity interest in a particular business at lower prices than expected to realize or defer such a sale, potentially for a long period of time.

We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.

We are a holding company of various operating companies, and as a result, do not conduct independent operations or possess significant assets other than investments in and advances to our businesses. We received approximately $35 million in cash in connection with the spin-off and, other than our $200 million credit facility with IC, we do not currently intend to enter into any credit facilities or other financing arrangements. Our cash resources and cash from our businesses may not be sufficient for us to meet our obligations under our loan from IC. Additionally, we may need to provide loans to or make investments in or provide guarantees in support of our businesses.

In particular, Qoros will require significant cash to further its development and we expect that a significant portion of our liquidity and capital resources will be used to support Qoros’ development and, until it achieves significant sales, its operating expenses, financing expenses and capital expenditures.

Kenon may also provide guarantees of debt of its businesses in the future. For example, in connection with our recent provision of a RMB400 million shareholder loan to Qoros, Kenon has agreed, in the event that Chery provides a RMB400 million shareholder loan to Qoros, as set forth above, and Chery’s guarantee of up to RMB1.5 billion (approximately $241 million) in respect of Qoros’ RMB3 billion syndicated credit facility is not subsequently released, to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities.

Accordingly, if we are unable to satisfy our obligations, or if we require further funds to support Qoros, we may decide to sell interests in businesses and use the proceeds resulting therefrom to make payments in respect of these obligations, which could reduce amounts available for distributions to our shareholders, and may result in our disposition of assets in circumstances where we might otherwise not have considered such dispositions to be in the best interest of our shareholders. We will depend upon the receipt of sufficient funds from our businesses (via dividends, loans or advances, or the repayment of loans or advances to us) to meet our obligations, including to contribute committed capital to our businesses, repay any amounts we may borrow in the future, and to pay dividends or other distributions to our shareholders. However, as our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances and we may not have the ability to cause our entities to make distributions to us, even if they are able to do so. Additionally, the terms of existing and future joint venture, financing, or cooperative operational agreements and/or the laws and jurisdictions under which each of our businesses are organized may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to us. In the case of IC Power, a business with investments in numerous businesses, its ability to make payments to us may be further limited if its businesses are unable to make payments to it.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which the company is incorporated, there may be numerous and significant tax or other legal restrictions on the ability of our businesses, including, for example, IC Power’s businesses, including, for example, to remit funds to us, or to remit such funds without our, or our businesses’, incurring significant tax liabilities or incurring a ratings downgrade.

We do not have the right to manage, and in some cases do not control, several of our businesses, and therefore we may not be able to realize some or all of the benefits that we expect to realize from our businesses.

As we do not own a majority interest in Qoros, ZIM, or Tower, we are subject to the operating and financial risks of these business, the risk that these businesses may make business, operational or financial decisions that we do not agree with, and the risk that we may have objectives that differ from those of the applicable business itself or its controlling shareholder. Our ability to control the development and operation of these investments may be limited, and we may not be able to realize some or all of the benefits that we expect to realize from these investments. For example, we may not be able to cause these businesses to make distributions to us in the amount or at the time that we need or want such distributions. Furthermore, IC Power does not own a controlling equity interest in Pedregal and is therefore subject to similar consequences. A lack of control with respect to this company, or any other company IC Power may acquire a non-controlling interest in, could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

In addition, we rely on the internal controls and financial reporting controls of our businesses and the failure of our non-controlled businesses to maintain effective controls or to comply with applicable standards could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements will require the prompt receipt of financial statements from each of our subsidiaries and associated companies. Additionally, in certain circumstances, we may be required to file with our annual reports on Form 20-F, or registration statements filed with the SEC, financial information of associated companies that has been audited in conformity with SEC rules and regulations and Public Company Accounting Oversight Board, or PCAOB, audit standards. We may not, however, be able to procure such financial statements, or such audited financial statements, as applicable, from our subsidiaries and associated companies and this could render us unable to comply with applicable SEC reporting standards.

Some of our businesses are highly leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2014, we had approximately $2.4 billion of outstanding indebtedness on a consolidated basis, including long-term debt, short-term debt and debentures, and including IC Power’s $2.3 billion of outstanding indebtedness. As of December 31, 2014, Qoros had outstanding indebtedness of RMB7.3 billion (approximately $1.2 billion), including shareholder loans of RMB1.6 billion (approximately $257 million), ZIM had outstanding indebtedness of $1.6 billion, and Tower had outstanding indebtedness of $387 million (in the case of Tower, in accordance with U.S. GAAP).

Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. Consequently, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. Additionally, the amount of collateral that is available for future secured debt or credit support and a business’ flexibility in dealing with its secured assets may be limited. For example, a significant percentage of IC Power’s assets, including IC Power’s interest in the capital stock of certain of its associated companies, secures Kallpa’s senior secured credit facility, and IC Power uses a substantial portion of its consolidated cash flows from operations to make debt service payments, thereby reducing its ability to use its cash flows to fund operations, capital expenditures, or future business opportunities. Qoros commenced commercial sales at the end of 2013, and accordingly does not have regular cash flows for debt service. Additionally, notwithstanding the completion of its restructuring on July 16, 2014, ZIM remains significantly leveraged and ZIM will continue to face risks associated with those of a highly leveraged company.

Our businesses will generally have to service their debt obligations before making distributions to us or to any other shareholder. In addition, many of the financing agreements relating to the debt facilities or our operating companies contain covenants and limitations, including the following:

•	limits on the ratio of debt to EBITDA;

•	minimum required ratios of EBITDA to interest expense;

•	limits on the incurrence of liens or the pledging of certain assets;

•	limits on the incurrence of subsidiary debt;

•	limits on the ability to enter into transactions with affiliates, including us;

•	limits on the ability to pay dividends to shareholders, including us; and

•	limits on our ability to sell assets, including interests in subsidiaries and associated companies.

If any of our businesses are unable to repay or refinance their indebtedness as it becomes due, or if they are unable to comply with their covenants, we may decide to sell assets or to take other disadvantageous actions, including (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on their indebtedness. As a result, the ability of our businesses to withstand competitive pressures and to react to changes in the various industries in which we operate could be impaired. If we choose not to pursue any of these alternatives, a breach of any of our businesses’ debt instruments and/or covenants could result in a default under the relevant debt instrument(s). Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, the relevant business may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of that business for us. Furthermore, the acceleration of any obligation under a particular debt instrument may permit the holders of other material debt to accelerate their obligations pursuant to “cross default” provisions, which could have a material adverse effect on our business, financial condition and liquidity.

As a result, our businesses’ degree of leverage could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our success will be dependent upon the efforts of a limited number of directors and executive officers.

Our success will be dependent upon the decision-making of our directors and executive officers as well as the directors and executive officers of our businesses. The loss of any or all of our directors and executive officers could delay the implementation of our strategies or divert our directors and executive officers’ attention from our operations which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.

Through our businesses, we have facilities and generate costs and revenues in a number of geographic regions across the globe. As a result, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than the U.S. Dollar. The predominance of certain currencies varies from business to business, with many of our businesses generating revenues or incurring indebtedness in more than one currency. Additionally, we have provided Qoros with shareholder loans in an aggregate outstanding amount of RMB800 million as of December 31, 2014. We have also assumed certain undertakings, which may require Kenon to provide a guarantee of Qoros’ debt or share in payment obligations of Chery’s RMB1.5 billion (approximately $241 million) guarantee under Qoros’ RMB3 billion credit facility, among other possibilities. As a result, we are subject to several arrangements that may expose us to RMB exchange rate fluctuations.

Furthermore, our businesses may pay distributions or make payments to us in currencies other than the U.S. Dollar, which we must convert to U.S. Dollars prior to making dividends or other distributions to our shareholders if we decide to make any distributions in the future. Foreign exchange controls in countries in which our businesses operate may further limit our ability to repatriate funds from unconsolidated foreign affiliates or otherwise convert local currencies into U.S. Dollars.

Consequently, as with any international business, our liquidity, earnings, expenses, asset book value, and/or amount of equity may be materially affected by short-term or long-term exchange rate movements or controls. Such movements may give rise to one or more of the following risks, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity:

•	Transaction Risk – exists where sales or purchases are denominated in overseas currencies and the exchange rate changes after our entry into a purchase or sale commitment but prior to the completion of the underlying transaction itself;

•	Translation Risk – exists where the currency in which the results of a business are reported differs from the underlying currency in which the business’ operations are transacted;

•	Economic Risk – exists where the manufacturing cost base of a business is denominated in a currency different from the currency of the market into which the business’ products are sold; and

•	Reinvestment Risk – exists where our ability to reinvest earnings from operations in one country to fund the capital needs of operations in other countries becomes limited.

If our businesses are unable to manage their interest rate risks effectively, our cash flows and operating results may suffer.

Certain of our businesses’ indebtedness bears interest at variable, floating rates. In particular, some of this indebtedness is in the form of Consumer Price Index, or CPI-linked, NIS-denominated bonds. We, or our businesses, may incur further indebtedness in the future that also bears interest at a variable rate or at a rate that is linked to fluctuations in a currency in the form of other than the U.S. Dollar. Although our businesses attempt to manage their interest rate risk, there can be no assurance that they will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates or changes in the CPI that are greater than changes anticipated based upon historical trends could have a material adverse effect on our or any of our businesses’ business, financial condition, results of operations or liquidity.

Risks Related to the Industries in Which Our Businesses Operate

Current conditions in the global economy, and in the industries in which our businesses operate in particular, could have a material adverse effect on us.

The business and operating results of each of our businesses have been, and will continue to be, affected by worldwide economic conditions, particularly conditions in the energy generation, passenger vehicle, and shipping industries our businesses operate in. The global economic conditions that began in 2008 have affected the operating results and profitability of our businesses. These conditions have included slower global economic growth, a credit market crisis, lower levels of consumer and business confidence, downward pressure on prices, continued high unemployment levels, reduced levels of capital expenditures, fluctuating commodity prices (specifically prices for electricity, natural gas, heavy fuel oil, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, uncertainties with respect to the stability of the emerging markets, concerns for the economic stability of the United States and several countries in Europe, budget consolidation measures by governments, and other challenges affecting the global economy. As a result of these conditions, some of the government and nongovernment customers of our businesses have experienced deterioration of their businesses, cash flow shortages, and/or difficulty in obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase the products and/or services of our portfolio subsidiaries, including long-term purchases of energy capacity (in the case of IC Power) or purchases of shipping capacity (in the case of ZIM), or may not be able to fulfill their obligations to us in a timely fashion. Furthermore, the vendors, suppliers and/or partners of each of our businesses may be experiencing similar conditions, which may impact their ability to fulfill their obligations.

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. For example, economic downturns or political dynamics may impact the availability of financial incentives provided by the Chinese government to Chinese automobile purchases or the incentives (e.g., tariffs) provided by various governments to producers and consumers of renewable energy sources, some of which are heavily relied upon by our renewable energy businesses. If slower growth in the global economy continues for a significant period and/or there is additional significant deterioration in the global economy, such occurrences could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses’ operations expose us to risks associated with conditions in those markets.

Through our businesses, we operate and service customers in a number of geographic regions across the globe, including emerging markets. There are certain risks inherent in conducting business in emerging markets, including:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	trade protection measures, import or export restrictions, licensing requirements and local fire and security codes and standards;

•	increased costs and risks of developing, staffing and simultaneously managing a number of foreign operations as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	potentially adverse tax developments;

•	changes in the general political, social and/or economic conditions in the countries where we operate, particularly in emerging markets;

•	the threat of nationalization and expropriation;

•	the presence of corruption in certain countries;

•	fluctuations in available municipal funding in those instances where a project is government-financed; and

•	terrorist activities.

If any of our businesses are impacted by any of the aforementioned factors, such an impact could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We require qualified personnel to manage and operate our various businesses.

As a result of our decentralized structure, we require qualified and competent management to independently direct the day-to-day business activities of each of our businesses, execute their respective business plans, and service their respective customers, suppliers and other stakeholders, in each case across numerous geographic locations. Many of the products and services offered by our businesses are highly technical in nature and may require specialized training or physically demanding work. Therefore, we must be able to retain employees and professionals with the skills necessary to understand the continuously developing needs of our customers and to maximize the value of each of our businesses. This includes developing talent and leadership capabilities in the emerging markets in which certain of our businesses operate, where the depth of skilled employees may be limited. Changes in demographics, training requirements and/or the unavailability of qualified personnel could negatively impact the ability of each of our businesses to meet these demands. Although we have adequate personnel for the current business environment, unpredictable increases in the demand for our goods and/or services, or the geographical diversity of our businesses, may exacerbate the risk of not having a sufficient number of trained personnel. If any of our businesses fail to train and retain qualified personnel, or if they experience excessive turnover, we may experience declining sales, production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs and other difficulties, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Significant raw material shortages, supplier capacity constraints, production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs and adversely impact the competitive positions of the products and/or services of our businesses.

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas, heavy fuel oil, and diesel for IC Power; bunker for ZIM; and natural gas for Primus), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited- or sole-source suppliers.

For example, Kallpa, the largest IC Power operating company, is party to a natural gas exclusive supply agreement with a consortium of suppliers, pursuant to which such consortium supplies Kallpa with all of its natural gas requirements based upon a base price, in U.S. Dollars, set on the date of the agreement and indexed on two producer price indices pursuant to the terms of the agreement. Additionally, Kallpa is party to a natural gas exclusive transportation agreement with a local Peruvian gas transporter. OPC is party to a natural gas exclusive supply agreement with a consortium of suppliers who, in accordance with a resolution passed by the Israeli Natural Gas Council, may be required to allocate gas otherwise designated for OPC to other consumers in the event of a capacity shortage. For further information on the terms and nature of IC Power’s relationships with certain of its raw material suppliers, see “ – Risks Related to IC Power – Supplier concentration may expose IC Power to significant financial credit or performance risks” and “Item 4B. Business Overview – Our Business – IC Power – IC Power’s Raw Materials and Suppliers.”

For further information on the terms and nature of Qoros’ relationships with certain of its raw material suppliers, see “ Risks Related to Our Interest in Qoros – Qoros is dependent upon its suppliers” and “Item 4B. Business Overview – Our Businesses – Qoros – Qoros’ Product Sourcing and Suppliers.”

A disruption in deliveries from these and other third-party suppliers, contract manufacturers or service providers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities, including as a result of catastrophic events, could have an adverse effect on the ability of our businesses to meet their commitments to customers or could increase their operating costs. Our businesses could encounter supply problems and may be unable to replace a supplier that is not able to meet their demand in either the short- or the long-term; these risks are exacerbated in the case of raw materials or component parts that are sourced from a single-source supplier. Furthermore, quality and sourcing issues experienced by third-party providers can also adversely affect the quality and effectiveness of our businesses’ products and/or services and result in liability and reputational harm that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Some of our businesses must keep pace with technological changes and develop new products and services to remain competitive.

The markets in which some of our businesses operate experience rapid and significant changes as a result of the introduction of both innovative technologies and services. To meet customer needs in these areas, these businesses must continuously design new, and update existing, products and services, as well as invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development that, in return, requires the expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if these businesses invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted into the marketplace as anticipated, or if their services, products or systems are not introduced to the market in a timely manner, in particular, compared to its competitors, or become obsolete. Furthermore, in some of these markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability, and the ability of these businesses, to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products and services. If we, or any of these businesses, are unsuccessful in our efforts, such a failure could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses operate in highly competitive markets.

The worldwide markets for our services, products and solutions are highly competitive in terms of pricing, service and product quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities, government incentives and/or consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have better, more efficient cost structures. Some industries in which our businesses operate are undergoing consolidation, which may result in stronger competition and a change in our relative market position.

For example, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining long-term and short-term PPAs – which provide for the sale of electricity, independent of actual generation allocations or provisions of availability, to financially stable distribution companies or other unregulated consumers – and acquiring existing power generation assets. In certain markets, these factors have caused reductions in the prices negotiated in PPAs and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding processes. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where IC Power sells or intends to sell power. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact IC Power’s market share.

Furthermore, the passenger vehicle market in China is highly competitive, as China has been one of the world’s fastest growing economies, in terms of gross domestic product, or GDP, in recent years, and has also been the fastest growing among major passenger vehicle markets in the world. Many of the largest global manufacturers, through joint venture relationships with Chinese manufacturers, and numerous established domestic manufacturers, compete within this market. Some of these manufacturers have longer operating histories, or may be able to devote greater resources to their operations than Qoros, which may impact Qoros’ competitiveness and ability to gain market share.

Any of these factors alone, or in combination, may negatively impact one or more of our businesses and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of December 31, 2014, we, and our consolidated businesses, employ, directly and indirectly, approximately 1,379 employees. Qoros, ZIM and Tower directly employed 2,458, 4,315 and 3,911 employees, respectively, as of December 31, 2014. Our operating companies could experience strikes, industrial unrest, or work stoppages. For example, a significant portion of ZIM’s Israeli employees and employees of the ports ZIM uses are members of unions. In April and May 2014, ZIM experienced labor strikes as a result of disagreements related to ZIM’s operational and financial restructuring plans and other employee concerns. Collective bargaining agreements addressing certain of these concerns were entered into in November 2014 and January 2015. Additionally, in May 2014, Israeli ports experienced port labor unrest. Disruptions in ZIM’s operations, or the operations of any of our other businesses, as a result of labor stoppages or strikes may occur in the future and, if so, such disruptions could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products or services which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.

Some of our businesses are incorporated, and certain of the operations of our businesses are located, in Israel. Therefore, the existing security, economic and geopolitical conditions in Israel and the Middle East could affect our existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into transactions or business relationships with Israeli companies, particularly our businesses that are based in or have facilities which are located in Israel. Since July 2014, for example, ZIM’s west coast operations have been subject to political activity which, in certain instances, have had immaterial effects on ZIM’s operational activities. Numerous countries, corporations and organizations around the globe limit their business activities in Israel and their business ties with Israeli-based companies. For example, ZIM’s status as an Israeli company has effectively limited ZIM’s ability to call on certain ports and has therefore impacted ZIM’s ability to enter into alliances and operational partnerships with other shipping companies. Additionally, Israel has been and is subject to terrorist activity, with varying levels of severity. Parties with whom we or our businesses do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. Developments in the political and security situation in Israel may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Although the number of businesses limiting their ties to Israel is decreasing, any deterioration in the security or geopolitical conditions in Israel and/or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.

Israel’s geopolitical situation has led to security issues and, as a result, our Israel-based operations or associated companies, including IC Power and its subsidiary OPC, ZIM and Tower may be exposed to hostile activities (including harm to computer systems or, with respect to IC Power’s operations, attacks on critical infrastructure, such as gas transmission systems or pipelines), security restrictions connected with Israeli bodies/organizations overseas, possible isolations by various bodies for numerous political reasons, and other limitations (such as a prohibition against entering into specific ports). Certain of OPC’s, ZIM’s, Tower’s or HelioFocus’ employees in Israel are also subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon the operations of the relevant business. Generally, unless exempt, male adult citizens of Israel under the age of 41 are obligated to perform up to 36 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Additionally, ZIM’s owned and chartered vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of or bring essential supplies and services to the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency.

Any of the aforementioned events and conditions could disrupt IC Power’s, OPC’s, ZIM’s, Tower’s or HelioFocus’ operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations or liquidity.

We, and each of our businesses, face cyber-security risks.

Our business operations, and the operations of our various operating companies, rely upon secure information technology systems for data processing, storage and reporting. As a result, we, and our businesses, maintain information security policies and procedures for managing such information technology systems. Despite careful security and controls design, implementation and updating, our information technology systems, or those of our businesses, may be subject to cyber-attacks, including, but not limited to, network, system, application and data breaches and such cyber-security breaches may result in operational disruptions of information misappropriation, which could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operation.

Risks Related to Legal, Regulatory and Compliance Matters

We, and each of our businesses, are subject to legal proceedings and legal compliance risks.

We are subject to a variety of legal proceedings and legal compliance risks in virtually every part of the world. We, our businesses, and the industries in which we operate, are periodically reviewed or investigated by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Changes in laws or regulations could require us, or any of our businesses, to change manners of operation or to utilize resources to maintain compliance with such regulations, which could increase costs or otherwise disrupt operations. Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our businesses in several national markets, impact our profitability and make the repatriation of profits difficult, and may expose us or any of our businesses to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights.

While we intend to adopt, and believe that each of our businesses have adopted, appropriate risk management and compliance programs, the global and diverse nature of our operations means that legal and compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. No assurances can be made that we will be found to be operating in compliance with, or be able to detect violations of, any existing or future laws or regulations. A failure to comply with or properly anticipate applicable laws or regulations could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate, through our businesses, in many parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our global operations necessitate the importation and exportation of goods and technology across international borders on a regular basis. From time to time, we, or our businesses, obtain or receive information alleging improper activity in connection with such imports or exports. Our policy mandates strict compliance with applicable trade laws. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject us to civil or criminal penalties, including material monetary fines, denial of import or export privileges, or other adverse actions. The occurrence of any of the aforementioned factors could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Certain of our businesses are subject to regulatory restrictions relating to ties with hostile entities and/or countries.

As a result of their international activities and operations in various industries worldwide, certain of our businesses are exposed to regulations in Israel and in other countries governing business relations with hostile entities or countries (such as Iran). We have taken, and will continue to take, measures to ensure our compliance with such regulations. Despite our best precautions, however, the wide-reaching business activities of our businesses may expose us to sanctions, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to IC Power

IC Power is significantly leveraged.

As of December 31, 2014, IC Power had $2,348 million of outstanding indebtedness on a consolidated basis. Some of IC Power’s debt agreements include financial, affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions. A number of IC Power’s credit facilities are secured. For example, Kallpa’s senior secured credit facility, Kallpa’s capital leases, and OPC’s financing agreement are secured by certain of IC Power’s assets.

IC Power uses a substantial portion of its cash flow from operations or investing activities to make debt service payments, reducing its ability to use its cash flow to fund its operations, capital expenditures, future business opportunities and payments to us. For example, in connection with the consummation of IC Power’s sale of Edegel in 2014, IC Power was required to repay the aggregate principal amount of debt outstanding under Inkia’s Credit Suisse credit facility.

Additionally, the pledge of a significant percentage of IC Power’s assets to secure its debt has reduced the amount of collateral that is available for future secured debt or credit support as well as IC Power’s flexibility in dealing with these secured assets. This level of indebtedness and related security, as well as the terms governing such indebtedness, could have other important consequences for IC Power, including:

•	increasing its vulnerability to general adverse economic and industry conditions;

•	limiting its flexibility in planning for, or reacting to, changes in its business and the industry;

•	limiting its ability to enter into long-term power sales or heavy fuel oil purchases which require credit support;

•	limiting its ability to adjust to changing market conditions and placing IC Power at a competitive disadvantage compared to its competitors that are not as highly leveraged;

•	limiting its ability to distribute dividends or other payments to its shareholders without leading to a downgrade of its outstanding indebtedness or long-term corporate ratings, if at all; and

•	limiting, along with the financial and other restrictive covenants relating to such indebtedness, among other things, IC Power’s ability to borrow additional funds for working capital including collateral postings, capital expenditures, acquisitions and general corporate or other purposes.

The indenture governing Inkia’s $450 million principal amount of bonds restricts distributions to us to 100% of Inkia’s accrued net income from January 1, 2011, subject to certain exceptions. In May 2014, IC Power repaid $168 million of intercompany debt owed to IC and in June 2014, IC Power repaid $95 million of capital notes owed to IC and made a distribution to IC of approximately $37 million. The repayment of this debt is effectively treated as a dividend for purposes of Inkia’s indenture, and, as a result, this repayment together with the distribution used up most of Inkia’s dividend capacity under the indenture, so Inkia will be unable to make distributions to IC Power until it accrues additional net income.

IC Power also provides performance, and other, guarantees, from time to time, in support of the financing and development of certain of its operating companies. For example, in connection with the consummation of the spin-off, IC Power provided a guarantee to, and made cash collateral in an amount of NIS 45 million (approximately $11 million) available for the benefit of the lending consortium under OPC’s financing agreement, in exchange for their release of the NIS 80 million (approximately $20 million) guarantee provided by IC. OPC, which holds the NIS 45 million (approximately $11 million) collateral, is required to hold such amount as restricted cash for as long as IC Power’s guarantee to OPC’s lenders remains outstanding. As of December 31, 2014, IC Power had provided performance, or other, guarantees in an aggregate amount of $102 million.

IC Power’s growth strategy could be materially and adversely affected if it were unable to raise capital on favorable terms or in certain less developed economies.

IC Power relies significantly on its ability to successfully access the capital markets as a source of liquidity and such reliance may be increased to the extent that IC Power utilizes cash from its operations to distribute funds to us or repay loans owing to us. IC Power’s ability to arrange financing on either a recourse or non-recourse basis, and the costs of such capital, are dependent upon numerous factors, some of which are beyond IC Power’s control. For example, IC Power, or certain of IC Power’s operating companies, may not be able to secure financing on favorable terms as a result of our recent spin-off from IC, who had previously provided performance, or other, guarantees in connection with certain IC Power financing arrangements. Should future access to capital be unavailable to IC Power, it may have to sell assets or decide not to build new plants or expand or improve existing facilities, any of which could affect IC Power’s future growth. IC Power may also deem it necessary to secure any necessary financing at higher costs or on less favorable terms (e.g., by providing collateral, security or guarantees to lenders and/or accepting relatively higher interest rates), or to seek additional investments from Kenon through equity contributions, loans, the provision of guarantees, or otherwise, in the event that IC Power is not able to otherwise raise funding from third parties.

Additionally, part of IC Power’s strategy is to expand its business by developing generation projects in less developed economies. Commercial lending institutions sometimes refuse to provide financing in certain less developed economies, and in these situations IC Power may seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, the lending institutions may also require sponsor guarantees for completion risks and governmental guarantees of certain business and sovereign related risks. However, the financing from international financial agencies or governmental guarantees required to complete projects may not be available when needed. If so, IC Power may have to abandon potential projects or invest more of its own funds, which may not be in line with IC Power’s investment objectives and would leave less funds for other IC Power investments and projects.

IC Power’s expansion, development and acquisition strategy may be limited.

IC Power’s growth strategy contemplates (i) the expansion, construction or development of power generation facilities in the countries in which IC Power currently operates, and (ii) the acquisition of operating companies in key growth markets in which IC Power does not currently operate. The ability to pursue such growth opportunities successfully will depend upon IC Power’s ability to:

•	identify projects and properties suitable for expansion, construction or acquisition;

•	negotiate purchase or engineering, procurement and construction agreements on commercially reasonable terms; and

•	obtain the necessary financing and government permits or approvals to effect such developments or acquisitions.

If IC Power is unable to identify attractive projects for expansion, this could have an adverse impact on its strategy and, as a result, could have a material adverse effect on IC Power’s business.

Proposed and potential development projects may not be completed or, if completed, may not be completed on time or perform as expected.

IC Power plans to expand its operations through projects constructed on unused land with no need to demolish or remodel existing structures, or “greenfield development projects.” Such projects are expected to be located in the various markets within which IC Power operates and IC Power is currently constructing, among other things, a run-of-the-river hydroelectric project on the Mantaro River in central Peru, and an open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa, southern Peru. Development projects require IC Power to spend significant sums on engineering, permitting, legal, financial advisory and other expenses in preparation for competitive bids that it may not win or before it determines whether a development project is even feasible, economically attractive or capable of being financed. These activities consume a portion of IC Power and its operating companies’ focus and could increase IC Power’s leverage or reduce its consolidated profitability.

Furthermore, once IC Power wins a competitive bid and, if applicable, enters into a turnkey agreement to commence the construction of its project, the development and construction of its power generation facilities, such as its CDA or Samay I projects, still involve numerous additional risks, including:

•	unanticipated cost overruns;

•	claims from contractors;

•	an inability to obtain financing at affordable rates or at all;

•	delays in obtaining necessary permits and licenses, including environmental permits;

•	unforeseen engineering, environmental and geological problems;

•	adverse changes in the political and regulatory environment in the country in which the project is located;

•	opposition by political, environmental and other local groups;

•	shortages or increases in the price of equipment, materials or labor;

•	work stoppages or other labor disputes; and

•	adverse weather conditions, natural disasters, accidents or other unforeseen events.

Any of these risks could result in IC Power’s financial returns on its development projects being lower than expected, or could cause IC Power to operate below expected capacity or availability levels. This, in turn, could result in IC Power experiencing lost revenues and/or increased expenses. Although IC Power maintains insurance to protect against some of these risks, such insurance may not be adequate. As a result, development projects may cost more than anticipated and IC Power may be unable to fund principal and interest payments underlying its construction financing obligations, if any. In addition, a default under such a financing obligation could result in IC Power losing its interest in a power generation facility.

Any individual project may not be completed within budget or in a timely fashion, or at all, and delays could result in increased costs or breaches of any of the PPAs relating to such projects. For example, a delay in the completion of a construction project could result in IC Power being obligated to supply energy that it is unable to generate. CDA, which IC Power initially expected to complete in early 2016, has experienced construction delays and is currently expected to commence commercial operations in the second half of 2016. In connection with such delay, the contractors under the CDA EPC (as defined below) also requested an approximately $92 million increase in the total contract price of the CDA Project. In March 2015, IC Power and the CDA EPC contractors amended the CDA EPC to address such claims. Pursuant to the amendment, which is subject to CDA’s lender’s approval, IC Power has agreed to pay, subject to the achievement of certain milestones, an additional $40 million, subdivided into 4 payments over the course of the remaining construction period, and has granted the extensions previously requested by the CDA EPC contractors, which range between four and six months in length, depending upon the applicable CDA unit.

If IC Power’s developmental efforts with respect to CDA, Samay I, or any of its future development projects are not successful, or are delayed, IC Power may, notwithstanding any liquidated damages to which IC Power is entitled to, incur penalties or additional costs, or abandon a project under development and write-off the costs incurred in connection with such project. At the time of abandonment, IC Power would expense all capitalized development costs incurred in connection therewith and may incur additional losses associated with any related contingent liabilities, the occurrence of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

For further information on the timing and the construction of the CDA Project, see “Item 4B. Business Overview – Our Businesses – IC Power – IC Power’s Description of Operations – CDA.” For further information on the amendment of the CDA EPC, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – IC Power – Settlement Agreement with CDA EPC Contractors.”

IC Power may not be able to enter into, or renew existing, long-term contracts for the sale of energy and capacity, contracts which reduce volatility in IC Power’s results of operations.

IC Power sells a substantial majority of its energy under long-term PPAs. IC Power’s operating companies rely upon PPAs with a limited number of customers for the majority of their energy sales and revenues over the term of such PPAs, which typically range from one to 15 years. Some of IC Power’s long-term PPAs are at prices above current spot market prices. Depending on market conditions and regulatory regimes, it may be difficult for IC Power to secure long-term contracts with new customers, renew existing long-term contracts as they become due, or enter into long-term contracts to support the development of new projects. For example, each of CEPP’s current PPAs, under which CEPP had contracted 75% of its capacity, expired in September 2014 and these PPAs have not yet been extended or replaced with one or more PPAs on comparable terms. As a result, CEPP sells the previously contracted capacity on the spot market, at the rates dictated by such market. Furthermore, Surpetroil is party to two major PPAs, both of which expire in 2015. In addition, in December 2011, the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. As a result, IC Power will be unable to extend or replace COBEE’s current PPA, under which it has contracted 19% of COBEE’s capacity, when it expires in October 2017.

Additionally, when the distribution companies in El Salvador organize tenders under the supervision of the General Superinterdence of Electricity and Telecommunications (Superintendencia General de Electricidad y Telecommunicaciones), or SIGET, for new long-term PPAs, the bidding rules generally do not permit the participation of fuel oil-fired generators, such as Nejapa, in tenders for PPAs with terms in excess of five years. An increase in the demand for renewable energy in the remaining countries in which IC Power operates could lead to similar prohibitions in those countries and a further reduction in IC Power’s ability to enter into long-term PPAs. If IC Power is unable to enter into long-term PPAs, it may be required to sell electricity into spot markets at prices that may be below the prices established in its PPAs. Because of the volatile nature of power prices, if IC Power is unable to secure long-term PPAs it could face increased volatility in its earnings and cash flows and could experience substantial losses during certain periods which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.

Bolivia has experienced political and economic instability that has resulted in significant changes in its general economic policies and regulations and the adoption of a new constitution in 2006 that, among other things, prohibits private ownership of certain oil and gas resources. In May 2010, the Government of Bolivia nationalized Empresa Eléctrica Guaracachi S.A., Empresa Eléctrica Valle Hermoso S.A., and Empresa Eléctrica Corani S.A., each a significant generation company in Bolivia. In May 2012, the Government of Bolivia nationalized Transportadora de Electricidad S.A., a transmission company that had previously operated as a subsidiary of Red Electrica de España. In December 2012, Electricidad de La Paz S.A. (Electropaz) and Empresa de Luz y Fuerza de Oruro S.A. (Elfeo) – companies which had no previous ownership relationship with the Government of Bolivia – were also nationalized.

Although there were elections in Bolivia during the third quarter of 2014, and such elections resulted in the re-election of certain key government officials, it is unclear whether the Government of Bolivia will continue nationalizing entities involved in its power utility market. It is also unclear whether such nationalization (if any) would be adequately compensated for by the Government of Bolivia. IC Power’s subsidiary COBEE is one of the few remaining privately-held generation companies in Bolivia. Although IC Power believes its circumstances differ from those of the nationalized generation companies (because COBEE was not previously owned by the Bolivian government), there is a risk that COBEE will be subject to nationalization. Such nationalization may include the expropriation or nullification of existing IC Power concessions, licenses, permits, agreements and contracts, as well as effective nationalization resulting from changes in Bolivian regulatory restrictions or taxes, among other things, that could have an adverse impact on COBEE’s profitability. If COBEE were indeed nationalized, we cannot assure you that we would receive fair compensation for our interests in COBEE.

IC Power could face nationalization risks in other countries as well. The nationalization of any of IC Power’s operating companies or power generation plants, even if fair compensation for such nationalization is received, could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

The production and profitability of private power generation companies in Israel may be adversely affected by changes in Israel’s regulatory environment.

Israel’s Public Utilities Authority (Electricity), or the PUAE, regulates and supervises the provision of essential electric public services in Israel. Prior to 2013, Israel Electric Corporation, or IEC, a government-owned entity, served as the sole generator of power in Israel (excluding small-scale generators and cogeneration facilities). In July 2013, OPC commenced commercial operation of its 440 MW power plant and became the first large-scale private power producer in Israel. In May 2014, Dorad Energy Ltd., an independent power producer, commenced commercial operation in Israel, adding a capacity of 860 MW to the Israeli electricity market.

In July 2013, the Government of Israel appointed a steering committee, tasked with proposing a comprehensive reform of IEC and the Israeli electricity market. The committee’s mandate is to review the electricity market structure, while focusing on the implementation of competition in the competitive sectors, the financial stabilization of IEC, and the development of a plan to improve IEC’s efficiency. In March 2014, the committee published its draft recommendations for a public hearing. The committee’s main recommendations address (i) the separation of the system operator function from IEC into an independent state-owned company, (ii) the continued development of the electricity sector by IEC and by private producers, (iii) the future electricity trade model, (iv) the regulation of the distribution and supply segment and IEC’s structural change in overall efficiency, (v) the possibility of share issuances by IEC, (vi) sale of assets, including power plants, by IEC and (vii) the funding of structural changes through increased efficiency, asset sales and the issuance of IEC shares.

Additionally, the PUAE is still in the process of determining system costs and backup and generation tariffs. OPC’s operations are sensitive to changes in the PUAE’s policies or regulations and the imposition of any tariffs could have a material adverse effect on OPC’s business, financial condition, or results of operations. For example, the PUAE’s generation tariff is the base for the natural gas price linkage formula in the agreement between OPC and the Tamar Group, OPC’s sole natural gas supplier, and is also the base for the price calculation between OPC and end users in Israel. On January 2015, the PUAE published new generation tariffs that were substantially similar to the previously published tariffs. OPC and the Tamar Group disagreed with respect to their view of which of the PUAE’s previous tariffs applied to their agreement and have a similar disagreement with respect to the newly-published tariffs. OPC and the Tamar Group remain in the early stages of discussions meant to resolve this disagreement.

If OPC incurs significant costs in relation to additional changes in regulation or the establishment of any new regimes or the implementation of any such laws or governmental regulations, including with respect to the terms of its agreement with the Tamar Group and the recent PUAE update, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Supplier concentration may expose IC Power to significant financial credit or performance risks.

IC Power relies on natural gas and heavy fuel oil to fuel a majority of its power generation facilities. The delivery of these fuels to IC Power’s various facilities is dependent upon a number of factors, including the continuing financial viability of contractual counterparties and the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. Any disruption in the fuel delivery infrastructure or a counterparty’s failure to perform, may lead to delays, disruptions or curtailments in the production of power at any of IC Power’s generation facilities. This risk of disruption is compounded by the supplier concentration that characterizes many of IC Power’s operating companies.

Many of these suppliers are sole or monopolistic suppliers, and may exercise monopolistic control over their supply of natural gas or heavy fuel oil to IC Power. Kallpa’s generation facilities, for example, rely on a consortium of suppliers for the provision of natural gas and on a sole supplier for the transportation of such natural gas. If these suppliers cannot perform under their contracts, Kallpa would be unable to generate electricity at its facilities and such a failure could prevent Kallpa from fulfilling its contractual obligations and therefore have a material adverse effect on IC Power’s business and financial results. Furthermore, as these suppliers are the principal suppliers of natural gas and natural gas transportation services to substantially all generation facilities in Peru fueled by natural gas, a change in the terms of their agreements with IC Power or other power generators, or a failure by either of these suppliers to meet their contractual obligations, could have a significant effect on Peru’s entire electricity supply and, therefore, prompt the Peruvian governmental authorities to undertake certain remedial actions. Any such actions could adversely affect Kallpa’s operations, or the expected operations of CDA and Samay I. Similarly, OPC relies on a single supplier and a single transporter for the provision of its natural gas requirements. If such supplier is unable to perform under its contract with OPC, OPC would not be able to generate electricity using natural gas, which could adversely affect OPC’s operations.

Governments have a high degree of influence in the economies in which IC Power operates.

IC Power operates or has investments in electricity generation businesses or pipeline projects in eleven countries and, therefore, is subject to significant and diverse government regulation. The laws and regulations affecting IC Power’s operations are complex, dynamic and subject to new interpretations or changes. Such regulations affect almost every aspect of IC Power’s utilities and energy businesses, have broad application and, to a certain extent, limit management’s ability to independently make and implement decisions regarding numerous operational matters. Additionally, governments in many of the markets in which IC Power operates frequently intervene in the economy and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. IC Power has no control over, and cannot predict, what measures or policies governments may enact in the future. The results of operations and financial condition of IC Power’s businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which it operates if those changes impact, among other things:

•	consumption of electricity and natural gas;

•	supply of electricity and natural gas;

•	operation and maintenance of generation, transmission or distribution facilities, including the receipt of temporary and/or permanent operational licenses;

•	energy policy;

•	subsidies and incentives;

•	labor, environmental, or other laws;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	fiscal policy;

•	tax laws, including the effect of tax laws on distributions from our subsidiaries;

•	import/export restrictions;

•	acquisitions, constructions, or dispositions of generation assets; and

•	other political, social and economic developments in or affecting the countries in which IC Power’s operating companies are based.

Uncertainty over whether governments will implement changes in policy or regulations affecting these or other factors in the future may also contribute to economic uncertainty and heightened volatility in the securities markets.

Due to populist political trends that have become more prevalent in certain of the countries in which IC Power operates over recent years, some of the governments or authorities in countries where IC Power operates might seek to promote efforts to increase government involvement in regulating economic activity, including the energy sector, which could result in the introduction of additional political factors in economic decisions. For example, Bolivia has nationalized natural gas and petroleum assets, as well as generation companies that compete with IC Power. For further information on the risks related to the Bolivian government’s recent nationalization of certain generation companies, see “– The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

IC Power’s failure to comply with existing regulations and legislation, or reinterpretations of existing regulations and new legislation or regulations, such as those relating to the reduction of anti-competitive conduct, air and water quality, noise avoidance, electromagnetic radiation, fuel and other storage facilities, volatile materials, renewable portfolio standards, cyber security, emissions performance standards, climate change, hazardous and solid waste transportation and disposal, protected species and other environmental matters, or changes in the nature of the energy regulatory process may have a significant adverse impact on its financial results.

IC Power’s results of operations and financial condition are dependent upon the economic and political conditions in those countries in which it operates.

A significant number of IC Power’s operating and development projects are located in countries in emerging markets, and IC Power expects to have additional operations in these or other emerging market countries. Many of these countries have a history of political, social and economic instability. IC Power’s revenue is derived primarily from the sale of electricity, and the demand for electricity is largely driven by the economic, and thus the political conditions of the countries in which it operates. Therefore, IC Power’s results of operations and financial condition are, to a large extent, dependent upon the overall level of economic activity in these emerging market countries. Should economic or political conditions deteriorate in Peru, or in any of the other countries in which IC Power operates, or in emerging markets generally, such an occurrence could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. For example, IC Power is developing two projects in Peru – CDA and Samay I – which will collectively provide 1,110 MW of capacity, as well as one project in Panama – Kanan – which will provide 92 MW of capacity. IC Power expects the demand for electricity to increase in Peru and Panama but, if the increase in demand is less than the increase in capacity, this could affect the price levels in the relevant market, which, to the extent IC Power sells energy or capacity on the spot market or enters into PPAs during a period of reduced demand and downward pressure on energy prices, may adversely affect IC Power’s business or results of operations.

Inflation in any of the countries in which IC Power currently operates could adversely affect IC Power.

If any of the countries in which IC Power currently operates experiences substantial inflation in the future, the costs of IC Power’s operations could increase and its operating margins could decrease, which could materially and adversely affect IC Power’s results of operations. A number of the countries in which IC Power operates have experienced significant inflation in prior years, including Peru, IC Power’s primary country of operation. Inflationary pressures may also limit IC Power’s ability to access foreign financial markets and may also prompt government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Peruvian economy. Any of the foregoing could have a material adverse effect on IC Power’s business, financial condition, results of operation or liquidity.

IC Power’s equipment, facilities and operations are subject to numerous environmental, health and safety laws and regulations that are expected to become more stringent in the future.

IC Power is subject to a broad range of environmental, health and safety laws and regulations which require it to incur ongoing costs and capital expenditures and exposes IC Power to substantial liabilities in the event of non-compliance. These laws and regulations require IC Power to, among other things, minimize risks to the natural and social environment while maintaining the quality, safety and efficiency of its facilities.

These laws and regulations also require IC Power to obtain and maintain environmental permits, licenses and approvals for the construction of new facilities or the installation and operation of new equipment required for its business. Some of these permits, licenses and approvals are subject to periodic renewal. IC Power expects environmental, health and safety rules to become more stringent over time, making its ability to comply with the applicable requirements more difficult. Government environmental agencies could take enforcement actions against IC Power for any failure to comply with applicable laws and regulations. Such enforcement actions could include, among other things, the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance. Environmental laws and regulations can also impose strict liability for the environmental remediation of spills and discharges of hazardous materials and wastes and require IC Power to indemnify or reimburse third parties for environmental damages. As fuel leaks may occur when fuel is received from containerships at sea (as is the case for fuel received in El Salvador and the Dominican Republic), sea water may be inadvertently polluted at the time of fuel receipt; IC Power’s primary operational environmental risk relates to the potential leaking of such fuel. Although IC Power has operating procedures in place to minimize this, and other, environmental risks, there is no assurance that such procedures will prove successful in avoiding inadvertent spills or discharges. Additionally, compliance with changed or new environmental, health and safety regulations could require IC Power to make significant capital investments in additional pollution controls or process modifications. These expenditures may not be recoverable and may consequently divert funds away from planned investments in a manner that could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Restrictive exchange control policies, could have an adverse effect on IC Power.

Restrictive exchange rate control policies, or restrictive policies regarding the remittance of profits, dividends and royalties, could affect the ability of IC Power’s operating companies to engage in foreign exchange activities, including paying dividends or other distributions to its shareholders. Although exchange rates within Peru, for example, are determined by market conditions, with regular operations by the Peruvian Central Reserve Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar, this has not always been the case. Should the relevant regulatory bodies in any of the countries in which IC Power operates institute protectionist and interventionist laws and policies or restrictive exchange rate policies in the future, such policies could have a material adverse effect on IC Power’s operating companies or IC Power’s financial condition, results of operations or liquidity.

IC Power’s growth may be limited by antitrust laws.

IC Power has acquired a number of operating power generation companies. In the future, IC Power may seek to expand its operations within any of the countries in which it currently, or may, operate. Government policies, specifically antitrust and competition laws in these relevant countries, can impact IC Power’s ability to execute this strategy successfully.

In Peru, for example, INDECOPI, the Peruvian antitrust regulator, reviews acquisition agreements that may affect market concentration and, in connection with such review, may, impose conditions upon the parties to such agreements.

Similarly, in Israel, the Antitrust Authority is authorized to prevent market power accumulation through the regulation of mergers in Israel. Additionally, IC Power’s expansion activities in Israel may be limited by the Law for Promotion of Competition and Reduction of Concentration – 2013, or the Concentration Law. Pursuant to such law, if IC Power, a company controlled by IC Power, or a company which controls IC Power, intends to obtain or purchase a license for the production of electricity in the future for a power plant which exceeds 175MW, such obtainment or purchase will be subject to the procedures set forth in the Concentration Law, the PUAE, and the Ministry of National Infrastructures, Energy and Water Resources, which will consider how such obtainment or purchase may affect the concentration in the power generation market. Therefore, certain acquisitions and/or activities considered by IC Power may be restricted if the applicable regulators believe it would result in excessive concentration within the power generation market or is otherwise not in compliance with relevant antitrust regulations.

Additionally, IC Power may consider disposing of certain assets, or equity interests in certain of its operating assets, to further its development and operational expansion. Such dispositions may also be impacted by antitrust and competition laws in the countries in which IC Power operates, if the acquirers of such interest have significant interests in the power generation market. For example, IC Power’s 2014 sale of its 21% indirect interest in Edegel to Edegel’s indirect controlling shareholder was subject to regulatory approval from INDECOPI.

Certain of IC Power’s facilities are affected by climate conditions and changes in the climates of the countries in which these facilities operate could have a material adverse effect on IC Power.

Certain of IC Power’s generation facilities are based, among other things, on hydroelectric power generation. As a result, their operating results are directly impacted by water sources which are, in turn, affected by the amount of rainfall and snowmelt. The results of IC Power’s gas-powered plants may also be impacted by the amount of rainfall and snowmelt, as the utilization of such plants is generally dictated by the efficiency with which such plants can produce energy under existing climate conditions, so increased rainfall or snowmelt can result in increased utilization of hydroelectric plants, reducing utilization of IC Power’s plants powered by gas and heavy fuels.

Additionally, certain IC Power facilities are also exposed to climate change risk and to the specific natural phenomena occurring in their respective countries of operation, including earthquakes (due to heightened seismic activity), hurricanes and flooding, landslides, volcanic eruptions, fire, El Niño (a meteorological phenomenon causing weather anomalies in certain Latin American countries), and other natural disasters. The occurrence of any of the natural calamities listed above may cause significant damage to IC Power’s power stations and facilities.

IC Power could experience severe business disruptions, significant decreases in revenues based on lower demand arising from climate changes, catastrophic events, or significant additional costs to IC Power not otherwise covered by business interruption insurance policies. There may be an important time lag between a major climate change event, accident or catastrophic event and IC Power’s recovery from any insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. Additionally, any of these events could cause adverse effects on the energy demand of some of IC Power’s customers and of consumers generally in the affected market the occurrence of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power has granted rights to the minority holders of certain of its subsidiaries.

Although IC Power owns a majority of the voting equity in certain of its businesses, it has entered into, and may, and in some instances, may be required to, continue to enter into, shareholder agreements granting minority rights to the minority shareholders of certain of those entities. Among other things, these shareholder agreements generally grant the applicable minority shareholder veto rights over significant acquisitions and dispositions as well as the incurrence of significant debt. Therefore, IC Power’s ability to develop and operate any of its businesses governed by a shareholder agreement may be limited if it is unable to obtain the approval of a minority shareholder for certain corporate actions IC Power deems to be in the best interest of it. In addition, such shareholder agreements may limit IC Power’s ability to dispose of its interests in any these businesses. IC Power’s operation of its subsidiaries may also subject IC Power to litigation proceedings initiated by the minority shareholders of its subsidiaries. For example, IC Power was involved in litigation proceedings initiated by Crystal Power Corporation, Limited, or Crystal Power, the holder of a non-controlling interest in Nejapa. For further information on the litigation, see “Item 4B. Business Overview – Our Businesses – IC Power – IC Power’s Legal Proceedings – Nejapa Power Company, LLC – Legal Process With a Minority Shareholder.”

IC Power is exposed to commodity price volatility.

IC Power purchases and sells electricity in the wholesale spot markets. During the years ended December 31, 2014, 2013 and 2012, IC Power purchased 18%, 21% and 16% of the electricity that it sold on the spot market, respectively. As a result, IC Power is exposed to spot market prices, which tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility from supply and demand imbalances, especially within the spot markets. Typically, spot market prices for electricity are volatile and the demand for such electricity often reflects the cyclical fluctuating cost of coal, natural gas and oil, rain volumes or the conditions of hydro reservoirs. The Peruvian and Chilean electricity markets are also indirectly affected by the price of copper, as a result of the electricity-intensive mining industry, which represents a significant source of the electricity demand in these markets. Therefore, a decline in such mining activity could adversely affect IC Power, and any changes in the supply and cost of coal, natural gas and oil, rain volumes, the conditions of hydro reservoirs, the unexpected unavailability of other generating units, or the supply and cost of copper, may impact the volume of electricity demanded by the market. Volatility in market prices for fuel and electricity may result from many factors which are beyond IC Power’s control and IC Power does not generally engage in hedging transactions to minimize such risks.

IC Power is exposed to certain counterparty risks.

IC Power’s cash flows and results of operations are dependent upon the continued ability of its customers to meet their obligations under their relevant PPAs. Additionally, a small number of customers purchase a significant portion of IC Power’s output under PPAs that account for a substantial percentage of the anticipated revenue of IC Power’s operating companies. Although IC Power’s operating companies evaluate the creditworthiness of their various counterparties, IC Power’s operating companies may not always be able to, if at all, fully anticipate, detect, or protect against deterioration in a counterparty’s creditworthiness and overall financial condition. The deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties) could expose IC Power to an increased risk of non-payment or other default under its contracts with them. For example, CEPP, IC Power’s Dominican Republic generation subsidiary, has experienced significant payment delays under its PPAs. Any default by any of IC Power’s key customers could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power relies on power transmission facilities that it does not own or control and that are subject to transmission constraints. If these facilities fail to provide IC Power with adequate transmission capacity, IC Power may be restricted in its ability to deliver wholesale electric power and it may either incur additional costs or forego revenues.

IC Power depends upon transmission facilities owned and operated by others to deliver the wholesale power it sells from its power generation plants. If transmission is disrupted, or if the transmission capacity infrastructure is inadequate, IC Power’s ability to sell and deliver wholesale power may be adversely impacted. If the power transmission infrastructure in one or more of the markets that IC Power serves is inadequate, their recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. IC Power cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets, a failure of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

If any of IC Power’s generation units are unable to generate energy as a result of a breakdown or other failure, IC Power may be required to purchase energy on the spot market to meet its contractual obligations under the relevant PPAs.

The breakdown or failure of one of IC Power’s generation facilities may require IC Power to purchase energy in the spot market to meet its contractual obligations under its PPAs, while simultaneously resulting in an increase in the spot market price of energy, resulting in a contraction, or loss, of IC Power’s margins. In addition, the failure or breakdown of one of IC Power’s generation units may prevent that particular facility from performing under applicable PPAs which, in certain situations, could result in termination of the PPA or liability for liquidated damages, the occurrence of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. IC Power maintains insurance policies for property value and business interruptions, intended to mitigate any losses due to customary risks. However, IC Power cannot assure you that the scope of damages suffered in such an event would not exceed the policy limits, deductions, losses, or loss of profits outlined in its insurance coverage. IC Power may be materially and adversely affected if it incurs losses that are not fully covered by its insurance policies and such losses could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. For further information on the risks related to IC Power’s insurance policies, see “– IC Power’s insurance policies may not fully cover damage, and IC Power may not be able to obtain insurance against certain risks.”

Some of the countries in which IC Power operates, or will operate, have experienced significant levels of terrorist activity in the past and it is possible that a resurgence of terrorism in any of these countries could occur in the future.

Some of the countries in which IC Power operates, or will operate, have experienced significant levels of terrorist activity in the past. For example, Peru, the country in which IC Power primarily operates and that represented 48%, 57% and 59% of IC Power’s EBITDA for the years ended December 31, 2014, 2013 and 2012, respectively, experienced significant levels of terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. EBITDA is a non-IFRS measure. For a reconciliation of EBITDA to net income, see “Item 3A. Selected Financial Data.” Accordingly, acts of terrorism could affect IC Power’s operations or construction projections. As a result of its recently-commenced operations in Israel, IC Power is also exposed to any hostile activities occurring in Israel in connection with Israel’s ongoing security, economic and geopolitical conditions. For further information on the risks related to IC Power’s operations in Israel, see “– Risks Related to the Industries in Which Our Businesses Operate – The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.”

The interruption or failure of IC Power’s information technology and communications systems or external attacks and invasions of these systems could have an adverse effect on IC Power.

IC Power depends on information technology, communication and processing systems to operate its businesses. Such systems are vital to each of IC Power’s operating companies’ ability to monitor its power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet its service targets and standards. In the last few years, global cyber-attacks on security systems and such systems have intensified. IC Power is exposed to cyber-terrorist attacks aimed at damaging its assets through computer networks, cyber-spying involving strategic information that may be beneficial for third parties, and cyber-robbery of proprietary and confidential information, including information on its clients. The occurrence, or the success, of any such attacks could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Acquisitions may not perform as expected.

IC Power has recently completed several acquisitions and plans to continue to develop its portfolio through acquisitions in certain attractive markets, including those in which it does not currently operate. Acquisitions require IC Power to spend significant sums on legal, financial advisory, construction costs and other expenses and consume a portion of IC Power’s management’s focus. Acquisitions may increase IC Power’s leverage or reduce its profitability. Future acquisitions may be large and complex, and IC Power may not be able to complete them successfully or at all.

Although acquired businesses may have significant operating histories at the time IC Power acquires them, IC Power will have no history of owning and operating these businesses and potentially limited or no experience operating in the country in which these acquired businesses are located. In particular:

•	acquired businesses may not perform as expected;

•	IC Power may incur unforeseen obligations or liabilities;

•	the fuel supply needed to operate the acquired business at full capacity may not be available;

•	acquired businesses may not generate sufficient cash flow to support the indebtedness incurred to acquire them or the capital expenditures needed to operate them;

•	the rate of return from acquired businesses may be lower than anticipated in IC Power’s decision to invest its capital to acquire them; and

•	IC Power may not be able to expand as planned or to integrate the acquired company’s activities and achieve the economies of scale and any expected efficiency gains that often drive such acquisitions.

IC Power could face risks, or barriers to exit, in connection with the disposals of its interests in its businesses.

IC Power continually assesses the strategic composition of its power generation portfolio and may, as a result of its assessments, divest its interests in businesses whose operations are inconsistent with IC Power’s long-term strategic plan. Divestitures can generate organizational and operational efficiencies, cash for use in IC Power’s capital investment program and operations, and cash to repay outstanding IC Power debt. However, divestitures may also result in a decline in IC Power’s net income, or profitability.

Additionally, IC Power may face exit barriers, including high exit costs or objections from various stakeholders, in connection with dispositions of certain of its operating companies. For example, pursuant to Israel’s Electricity Market Law, the transfer of control over an entity that holds a generation license in Israel must be approved by Israel’s Minister of Energy and Water. Additionally, pursuant to OPC’s PPA with the IEC and OPC’s syndicated credit agreement, both the IEC and OPC’s lenders must consent to IC Power’s transfer of control of OPC to a third-party. Such restrictions, as well as similar restrictions contained within other shareholder agreements or financing agreements in respect of IC Power’s other operational companies may prohibit IC Power from disposing of its interests in its businesses, and such prohibitions may have a material adverse effect on IC Power’s development and growth strategy.

IC Power is exposed to material litigation and/or administrative proceedings.

IC Power and/or certain of its operating companies are currently involved in various litigation proceedings, and may be subject to future litigation proceedings, any of which could result in unfavorable decisions or financial penalties against IC Power and/or certain of its operating companies, and IC Power will continue to be subject to future litigation proceedings, which could have material adverse consequences to its business or the business of any of its operating companies.

For example, since 2010, the Peru Customs Authority (known as “SUNAT” for its abbreviation in Spanish) has issued tax assessments to Kallpa and its lenders for payment of import taxes allegedly owed by Kallpa in connection with imported equipment for installation and construction of Kallpa I, II, III and IV. The assessments were made on the basis that Kallpa did not include the value of the engineering services rendered by the contractor of the relevant project in the tax base for the import taxes. Kallpa disagrees with these tax assessments on the grounds that the engineering services rendered (for which taxes are payable) include the design of the plant but not the design of the imported equipment. Kallpa appealed the tax assessments before SUNAT and, after SUNAT confirmed the assessments, before the Peruvian Tax Court, or the Tribunal Fiscal. Both SUNAT and the Peruvian Tax Court are administrative institutions under the Ministry of Economy and Finance. In January 2015, Kallpa was notified that the Tribunal Fiscal had rejected Kallpa’s appeal in respect of the Kallpa I assessment. Kallpa disagreed with the Tribunal Fiscal’s decision and appealed this decision to the Peruvian Judiciary. In order to appeal the Kallpa I ruling, Kallpa is required to pay the tax assessment of Kallpa I in the amount of approximately $12.6 million, which amount consists of the tax assessment for Kallpa I, plus related interest and fines. As of the date of this annual report, Kallpa has paid approximately $10 million of the $12.6 million assessment, and expects to pay the remaining amount once SUNAT formally notifies Kallpa of the remaining assessment. To the extent that Kallpa’s appeal is successful, it is entitled to seek the return of the amounts paid (under protest) to SUNAT. As of the end of February 2015, the total amount of import taxes claimed by SUNAT against Kallpa in connection with the import of equipment related to the Kallpa I, II, II and IV projects, equals approximately $34.8 million, including penalty, interest and fines in the amount of $27.6 million.

Litigation and/or regulatory proceedings are inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect IC Power’s ability to conduct its business and may have a material adverse effect on IC Power’s financial condition and results of operations or the financial condition and results of operations of any of its operating companies. For example, the Peruvian tax court’s decision, with respect to Kallpa I, could have a negative impact on the outstanding rulings and assessments in respect of the Kallpa II, III and IV projects. In addition, such investigations, claims and lawsuits could involve significant expense and diversion of IC Power management’s attention and resources from other matters, each of which could also have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power’s insurance policies may not fully cover damage, and IC Power may not be able to obtain insurance against certain risks.

IC Power maintains insurance policies intended to mitigate its losses due to customary risks. These policies cover IC Power’s assets against loss for physical damage, loss of revenue and also third-party liability. However, IC Power cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of its insurance coverage. IC Power maintains all-risk physical damage coverage for losses resulting from, but not limited to, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. IC Power’s level of insurance may not be sufficient to fully cover all losses that may arise in the course of its business or insurance covering its various risks may not continue to be available in the future. In addition, IC Power may not be able to obtain insurance on comparable terms in the future. IC Power may be materially and adversely affected if it incurs losses that are not fully covered by its insurance policies and such losses could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Risks Related to Our Interest in Qoros

Qoros commenced commercial sales at the end of 2013 and will therefore depend on external debt financing and guarantees or commitments from its shareholders to finance its operations.

Qoros commenced commercial sales at the end of 2013 and the implementation of its business plan requires significant additional capital. Qoros expects the estimated funding required by it to be provided by operating cash flows and, to a significant extent, external debt financing.

Qoros will continue to need to raise significant additional debt financing, and obtain additional shareholder financing, to meet its operating expenses, financing expenses, capital expenditures and liquidity requirements to continue its commercial operations. Qoros’ business plan contemplates debt financing of approximately RMB9 billion. Qoros has secured RMB4.2 billion of long-term debt financing. However, there is limited capacity for additional borrowing under Qoros’ existing credit facilities.

Qoros did not experience significant sales volume in 2014. As the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success, Qoros revised its business plan during the third quarter of 2014. As Qoros continues to pursue its commercial growth strategy, Qoros will need to secure significant additional third-party debt financing to fund its business plan and support its operational expansion and development, and Qoros may be unable to secure such third-party debt financing.

We expect that a significant portion of our liquidity and capital resources will be used to support Qoros’ development and, until it achieves significant sales, its operating expenses financing expenses and capital expenditures. In September 2014, IC approved an outline to provide Qoros with funding of RMB750 million and, in connection therewith, provided a shareholder loan of RMB350 million in December 2014. Kenon provided to Qoros a RMB400 million shareholder loan in February 2015, using cash on hand and a $45 million drawdown under our credit facility with IC, satisfying Kenon’s obligations under the approved outline. Chery also provided a RMB350 million shareholder loan in December 2014 and has agreed to provide a RMB400 million shareholder loan to Qoros, subject to certain conditions but Chery has not yet provided such loan. Qoros requires such support, and will require additional financing, from each of its shareholders to conduct its operations. For further information on Chery’s provision of such loan, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Provision of RMB400 Million Shareholder Loan.”

There is no certainty that Qoros’ existing financing facilities will remain available or that Qoros will succeed in securing the remaining debt financing currently expected to be required for its activities. If Qoros’ business model is not viewed as successful by lenders, it may not be possible to obtain required debt financing on attractive terms or at all. In addition, developments in Chinese regulations or local banking practices could create financing difficulties. There is also no certainty that Chery will provide the contemplated RMB400 million shareholder loan to Qoros. A lack of, or delay in, financing could prevent Qoros from continuing its commercial operations altogether, or may delay the launch or development of Qoros’ additional C-segment models, thereby preventing Qoros from being able to fully and satisfactorily operate its business at a crucial time in its development. Furthermore, if the costs associated with this expected debt financing are higher than expected, this could adversely impact Qoros’ profits. If required debt financing or third-party equity financing is not available to Qoros, we may deem it necessary to make additional investments in Qoros through equity contributions, or provide Qoros with loans, or other forms of financial support.

For example, in connection with Qoros’ entry into its RMB1.2 billion syndicated credit facility for the research and development of C-platform derivative models, Quantum has pledged a portion of its equity interests in Qoros, and may be required to pledge up to 100% of equity interest in Qoros. As a result of such pledge, we could lose all, or a portion of, our equity interest in Qoros. Additionally, our ability to pledge all, or a portion of, our equity interest in Qoros in connection with future financing agreements may be limited. Further, in connection with the RMB400 million shareholder loan Chery has agreed to provide to Qoros in connection with the release of its guarantee of up to RMB1.5 billion (approximately $241 million) in respect of Qoros’ RMB3 billion syndicated credit facility, we have agreed, in the event that Chery provides such shareholder loan to Qoros and Chery’s guarantee is not subsequently released, to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of this guarantee. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities.

As of December 31, 2014, Qoros had current liabilities of RMB6.2 billion, including RMB1.6 billion (approximately $257 million) of shareholder loans, and current assets of RMB2.1 billion, including cash and cash equivalents of RMB752 million. Qoros has short term and working capital credit facilities, but amounts available under such facilities are limited, and availability of such funds is subject to lender approval. Accordingly, unless and until Qoros achieves sales levels that will result in positive operating cash flows, or generates revenues from external sources (e.g., derives income from the platform sharing agreement it recently entered into with Chery, as discussed below), Qoros will be dependent upon external financing (to the extent available) and shareholder funding to meet its liquidity requirements, including its operating expenses, debt service payments and capital expenditures, and without such funding, Qoros may be unable to continue operations.

For further information on the risks associated with our businesses’ failure to independently meet their capital requirements, see “— Risks Related to Our Diversified Strategy and Operations – Some of our businesses, particularly Qoros, have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.”

Qoros’ future success is dependent upon its implementation of its business plan, including an increase in sales volumes and continued expansion of its dealer network.

Qoros’ success will depend, in large part, on its ability to achieve several important steps in the implementation of its business plan, which Qoros revised during the third quarter of 2014. Such milestones include:

•	successfully launching the Qoros brand;

•	continued expansion of its dealer network;

•	build-up of its aftersales and services infrastructure;

•	continued ramping up of its production to high volume manufacturing;

•	managing its procurement, manufacturing and supply processes;

•	establishing effective customer service processes; and

•	securing significant debt financing to support its further growth and development.

Qoros is seeking to optimize its cost structure, and may undertake cost-cutting measures, including workforce optimizations, to align its operations with its business plan.

Qoros’ ability to effectively implement its business plan requires the execution of effective planning and management processes, and such execution may be influenced by factors outside of Qoros’ control, such as Qoros’ ability to sell its vehicle models within Qoros’ targeted price range, at competitive prices, or at prices that generate profits for Qoros.

Qoros sold approximately 7,000 vehicles in 2014. The volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity, future success, and the ability to continue its commercial operations altogether. Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and a delay in expanding its dealer network could make it difficult for Qoros to increase sales levels, which could have a significant impact on Qoros’ liquidity and future success, as well as on the value of Kenon’s investment in Qoros, which may result in Kenon’s recognition of an impairment charge in respect of Qoros.

If Qoros does not achieve some, or all, of its development or commercial milestones in a timely manner, Qoros may be unable to establish itself as a brand or a viable business and Qoros may be unable to obtain necessary financing from third party lenders or its shareholders.

In September 2014, Qoros’ board of directors approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. As a result of Qoros’ adoption of its new business plan in September 2014, impairment tests of Qoros’ operating assets were performed as of September 30, 2014 and as of December 31, 2014. For further information on Qoros’ impairment tests, including its key assumptions, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Significant Estimates – Impairment Analysis – Impairment Test of Qoros.”

Qoros is significantly leveraged.

As of December 31, 2014, Qoros had RMB7.3 billion (approximately $1.2 billion) of outstanding indebtedness consisting of current and non-current loans and borrowings of RMB3.4 billion and RMB3.9 billion, respectively, and including shareholder loans of RMB1.6 billion (approximately $257 million). Pursuant to its business plan, Qoros intends to finance its continued development with significant additional external debt financing, a significant portion of which it has not yet secured.

Highly leveraged businesses are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. This is especially true for Qoros, as Qoros commenced commercial sales at the end of 2013 and has yet to generate positive cash flows from its operations. Qoros uses a portion of its cash flows from operations to make debt service payments, thereby reducing its ability to use its cash flows to fund its operations, capital expenditures, or future business opportunities. In addition, Qoros’ RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility, and RMB200 million working capital loan contain financial, affirmative and negative covenants. Those facilities, as well as its other short-term credit facilities, also contain events of default and mandatory prepayments for breaches, including certain changes of control, and for material mergers and divestments, among other provisions. A significant percentage of Qoros’ assets secures its RMB3 billion syndicated credit facility and, as a result, the amount of collateral that Qoros has available for future secured debt or credit support and its flexibility in dealing with its secured assets is therefore relatively limited, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Currently, Qoros’ debt-to-asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB3 billion syndicated credit facility. Additionally, Qoros’ debt-to-asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB200 million working capital facility. In 2014, the syndicated consortium of Qoros’ syndicated credit facility and the lender under Qoros’ working capital facility recognized Qoros’ ongoing transition to commercial sales and operations and waived Qoros’ compliance with the financial covenants under this facility through the first half of the 2017 fiscal year. As a result, Qoros will not be required to comply with these financial covenants until July 2017 (or later, if additional waivers are granted). The waivers also provide that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group or the lender under the working capital facility, as applicable, for consideration. Should Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after June 30, 2017, and Qoros’ syndicated lenders or working capital lender, as applicable, do not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility or RMB200 million working capital facility.

In the event that any of Qoros’ lenders accelerate the payment of Qoros’ borrowings, Qoros may not have sufficient liquidity, or access to liquidity, to repay its debt under the syndicated credit facility, the relevant short-term facility, or both, as well as maintain payments on its remaining credit facilities. Additionally, as Qoros is significantly leveraged and a significant portion of its assets, including its recently completed manufacturing facility, secures its syndicated credit facility, Qoros’ inability to comply with the terms of its debt agreements could result in the foreclosure upon and loss of certain of Qoros’ assets, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros is a joint venture in which our interest is only 50%.

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery, a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company, that has been producing automobiles since 1999.

Our joint venture partner, Chery, has established a joint venture, Chery Technical Center Shanghai with another automobile manufacturer in China, Jaguar/Land Rover, and Chery may enter into additional joint venture agreements, subject to the terms of our Joint Venture Agreement, in the future. Consequently, Wuhu Chery or Chery may have goals, strategies, priorities, or resources that conflict with our goals, strategies, priorities or resources, which may adversely impact our ability to jointly and effectively own Qoros, undermine Wuhu Chery or Chery’s commitment to Qoros’ long-term growth, or adversely impact Qoros’ business.

Furthermore, Chinese regulations prevent us, as a non-Chinese entity, from holding a greater than 50% equity interest in Qoros. As a result, should we invest additional equity into Qoros, Kenon will not experience an increase in its equity ownership of Qoros. The Joint Venture Agreement provides that Wuhu Chery may purchase our interest in Qoros in the event of the termination of the Joint Venture Agreement, which is triggered upon the occurrence of certain events, including the nationalization or confiscation, in whole or in substantial part, of Qoros’ assets, Qoros’ bankruptcy, certain breaches of the Joint Venture Agreement, the occurrence of certain force majeure events, and a deadlock of the board of directors of Qoros as to matters where the lack of a decision could materially and adversely affect Qoros. In the event of the termination of the Joint Venture Agreement, Wuhu Chery may purchase our interest in Qoros at an agreed upon price or at the price determined by an independent appraiser selected or appointed, as applicable, pursuant to the valuation procedure set forth in the Joint Venture Agreement.

The Joint Venture Agreement also contains provisions relating to the transfer and pledge of Qoros’ shares, the appointment of executive officers and directors, and the approval of “substantial matters,” which may prevent us from causing Qoros to take actions that we deem desirable.

For further information on the terms of our Joint Venture Agreement with Chery, see “Item 4B. Business Overview – Our Businesses – Qoros – Qoros’ Joint Venture Agreement.”

Qoros has entered into certain arrangements and agreements with Chery.

Although Qoros is under no obligation to do so, Qoros sources its engines, and certain spare parts, from Chery in the ordinary course of Qoros’ business. Additionally, Qoros has recently entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee. Qoros may also enter into additional commercial arrangements and agreements with Chery, or parties related to it, in the future.

Pursuant to the Joint Venture Agreement, all of Qoros’ transactions with parties related to it are subject to the approval of Qoros’ board of directors. However, Qoros’ entry into related party transactions could create, or appear to create, potential conflicts of interest when Qoros’ board of directors is faced with decisions that could have different implications for Qoros and Chery, which may have a material adverse effect on Qoros’ operations and financial position.

For further information on Qoros’ commercial arrangements with Chery, see Note 28 to Qoros’ consolidated financial statements, included in this annual report.

Qoros commenced commercial sales at the end of 2013 and has a history of losses and expects to continue to incur losses, at least until it reaches higher sales volumes.

Qoros incurred losses of RMB2.1 billion for the year ended December 31, 2014 and has had losses in almost every quarter since its inception. Qoros commenced sales at the end of 2013 and has launched three vehicle models since then. Qoros sold approximately 7,000 vehicles in 2014. Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and a delay in expanding its dealer network could make it difficult for Qoros to increase sales levels.

Qoros believes that it will continue to incur operating and net losses each quarter until it begins significant deliveries of its vehicle to dealers if and when it achieves higher sales volumes.

Additionally, Qoros will continue to incur costs in the future as it engages in activities related to:

•	the design, development and manufacturing of other new models;

•	increasing its sales and marketing activities;

•	sourcing and building up inventories of parts and components for its various models;

•	expanding its design, development, and manufacturing capabilities, including in connection with the expansion of its manufacturing facility; and

•	increasing its general and administrative functions to support its growing operations.

As a result of its expected development of additional vehicle models in 2015, Qoros expects to continue to make significant investments during this period as Qoros continues to deploy its full-scale commercial sales model. Qoros may also incur substantial marketing costs and expenses in the future as it continues to promote its new vehicle models through the use of traditional media such as television, radio and print as well as non-traditional and online media. Qoros will also incur substantial costs, including financing costs, in connection with the continued development of its various vehicle models and the implementation of phase two of its manufacturing facilities if Qoros expands its manufacturing facility to increase its production capacity. As a result of the significant investments and costs Qoros may continue to make and/or incur for a significant period of time, Qoros may not become profitable in the short-term, or at all.

Qoros’ vehicle models and brand are still evolving and may not be accepted by Qoros’ targeted consumer group, at Qoros’ targeted prices.

Qoros’ brand and business are relatively new, and Qoros’ targeted consumers may not accept Qoros’ models, style or brand at the anticipated or desired velocity, or the anticipated or desired price if at all. Specifically, Qoros seeks to manufacture and sell to Chinese consumers Chinese vehicles which, with respect to their design and operations, comply with recognized international standards and are comparable in quality and price to internationally manufactured vehicles. Qoros’ future business and profitability outlook depends, in large part, upon Qoros’ ability to sell vehicle models that will be accepted by young, modern, urban consumers, in its targeted price range. The sector of the Chinese automobile market that Qoros targets is currently dominated by foreign brands, and Chinese car buyers may be slower than expected in accepting a Chinese brand, may have a preference for other Chinese brands, or may not ultimately view Qoros’ vehicle models as an attractive alternative to foreign brands at the price point targeted by Qoros, if at all.

Chinese consumers have historically indicated a strong preference for products that are internationally-branded. Such a preference for foreign-branded products could impact the buying patterns of Qoros’ targeted consumers, which could affect the demand for Qoros’ vehicles and, as a result, also adversely impact Qoros’ margins (e.g., as a result of Qoros increasing the content provided in each vehicle without concurrently increasing its price), or lower sales volumes, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros depends upon a network of independent dealers to sell its automobiles.

As is customary in China, Qoros distributes and services its cars through a network of independent automobile dealers that are engaged on a non-exclusive basis. Dealers maintain the primary sales and service interface with the ultimate consumer of Qoros’ products and, as a result, the quality of Qoros’ dealerships and its relationship with its distributors are critical to Qoros’ success. Qoros also expects its dealers to generate the vast majority of the revenues that Qoros expects to receive from the sale of spare parts and aftersales products. Consequently, Qoros’ success is dependent, in large part, upon a network of dealers, whose salespersons Qoros does not directly employ and therefore cannot control. As a result, Qoros’ dealer network may not achieve the required standards of quality of service producers within Qoros’ expected timeframe, if at all.

Qoros is still in the process of developing and establishing its dealer network, which will require Qoros’ dealers to construct their dealerships using their own capital resources, with partial reimbursements from Qoros. As Qoros continues to develop its dealer network, such development will likely be affected by the financial resources available to existing and potential dealers, the decisions dealers make as a result of the current and future sales prospects of Qoros’ vehicle models, and the availability and cost of the capital necessary to acquire and hold inventories of Qoros’ vehicles for resale. Qoros’ ability to secure new dealers depends, in part, upon the sales performance of Qoros’ existing dealers. Therefore, Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and a delay in expanding its dealer network could make it difficult for Qoros to increase sales levels. Continued delays in, or other negative developments with respect to, the expansion of Qoros’ dealer network could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros’ business is subject to intense competition.

China has been one of the world’s fastest growing economies in terms of GDP in recent years, and has been the fastest growing among major passenger vehicle markets in the world. The passenger vehicle market in China is highly competitive. Many of the largest global manufacturers, through joint venture relationships with Chinese manufacturers, and numerous established domestic manufacturers compete within this market. Accordingly, Qoros competes with the established automobile manufacturers, particularly to the European, U.S., Korean and Japanese automakers. Most of Qoros’ current and potential competitors have longer operating histories, broader customer relationships, greater name recognition, and established customer bases, financial, technical, manufacturing, marketing and other resources. As a result, many of these competitors may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, pricing sale and support of their products, which could impair Qoros’ ability to operate within this market or adversely impact Qoros’ sales volumes or margins.

As the size of the Chinese passenger vehicle market continues to increase, Qoros anticipates that additional competitors, both international and domestic, will seek to enter the Chinese market and that existing market participants will try to maintain or increase their market share. Increased competition may result in price reductions, reduced margins and Qoros’ inability to gain or hold market share. If Qoros is unable to succeed or gain significant market share in the Chinese market, or sell its vehicles with its expected margins, in light of increased competition in the passenger vehicle market, or if vehicle sales in China decrease or do not continue to increase as expected, this could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros’ success depends, in part, upon its ability to protect, and maintain ownership of, its intellectual property.

Qoros has independently developed, patented and owns numerous motor vehicle technologies, including technologies related to human machine interface, or HMI, motor vehicles, and motor vehicle platforms, parts, components and accessories for motor vehicles. Qoros believes that such technologies provide it with a competitive advantage and the platform with which to produce international-standard vehicles for its targeted Chinese consumers. Additionally, Qoros owns the brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of its vehicles. If Qoros fails to protect its intellectual property rights adequately, Qoros’ competitors might gain access to its technology, and its brand or business may be adversely affected. Qoros relies on copyright, trade secret and patent laws, confidentiality procedures and contractual provisions to protect its proprietary methods and technologies and trademark laws to protect the brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of Qoros’ vehicles. Qoros currently holds patents in China, the European Union and the U.S., and has pending patent applications in various countries. Further, Qoros has trademark registrations and applications in various markets in Asia, the Middle East, Europe, North America, South America, Africa, Australia, and New Zealand. Patents may not be granted for Qoros’ pending patent applications, and the claims allowed on any issued patents may not be sufficiently broad to protect Qoros’ technologies. Any patents or trademarks currently held by Qoros, or that may be issued to Qoros in the future, may be challenged, invalidated or circumvented, and any rights granted under these patents or trademarks may not actually provide Qoros with adequate defensive protection or competitive advantages. Additionally, the process of applying for patent and trademark protection is expensive and time-consuming, and Qoros may not be able to complete all necessary or desirable patent and trademark applications at a reasonable cost or in a timely manner.

Furthermore, policing the unauthorized use of Qoros’ technology, or trademarks, may prove difficult as the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of Qoros’ proprietary rights in such countries may be inadequate. From time to time, Qoros may need to initiate legal action to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend itself against claims of infringement. Qoros has previously been a defendant in suits with respect to Qoros’ alleged infringement of the intellectual property of other vehicle manufacturers, including with respect to Audi, a claim which was settled in August 2014. Any such litigation could result in substantial costs and the diversion of limited resources and could negatively affect Qoros’ business, reputation or brand. If Qoros is unable to protect its proprietary rights (including aspects of its technology platform), Qoros may lose its expected competitive advantage which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Finally, Qoros may, in the future, pledge certain of its intellectual property as collateral as a condition for its receipt of third-party financing. If so, a default on Qoros’ obligations under the terms of such facility, could provide the secured parties with the right to foreclose on, and subsequently sell and/or license, all or a portion of Qoros’ pledged patent rights, which would materially impair Qoros’ ability to conduct its business.

The economic, political and social conditions in China could have a material adverse effect on Qoros.

Substantially all of Qoros’ assets are located in China and Qoros expects that substantially all of its revenue will continue to be derived from its operations in China in the short-term and that at least a substantial proportion of its revenues will be derived from its operations in China in the long-term. Accordingly, Qoros’ results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign currency exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. Additionally, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies and continues to exercise significant control over China’s economic growth through allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

China’s economy has experienced rapid growth, much of it due to the issuance of debt over the last few years. This debt-fueled economic growth has led to an increase in the money supply and rising inflation. The Chinese government has implemented various measures from time to time to control China’s rate of economic growth, control inflation and otherwise regulate economic expansion. These measures include imposing controls on bank credit, limiting loans and enacting other restrictions on economic activities, such as measures to curb property, stock market speculation, and increasing inflation. These policies and procedures may, from time to time, be modified or reversed, which could lead to a tightening of credit, which measures, if taken, could further reduce the economic activity in China, reducing Qoros’ ability to obtain third party financing. Additionally, any economic, political or social crisis within China may also lead to a drastic decline in economic activity which could lead to a decline in the demand for Qoros’ vehicles or the availability of third-party funding.

Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.

Local and national Chinese authorities have exercised and will continue to exercise substantial control over the Chinese economy through regulation and state ownership, including rules and regulations that regulate or affect the Chinese automobile manufacturing process and concern vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Additionally, China has recently permitted provincial and local economic autonomy and private economic activities, and, as a result, Qoros is dependent upon its relationship with the local governments in the Jiangsu and Shanghai provinces. As a result, certain of Qoros’ ongoing corporate activities are subject to the approval and regulation of the relevant authorities in China including, among other things, capital increases and investments in Qoros, changes in the structure of Qoros’ ownership, increases in the production capacity, construction of Qoros’ production facilities, ownership of trademarks, relocation of Qoros’ head office, the formation of subsidiaries, and the inclusion of Qoros’ products in the national catalogue for purposes of selling them throughout China. Qoros’ operations are also sensitive to changes in the Chinese government’s policies relating to all aspects of the automobile industry. In particular, Qoros’ production facility and products are required to comply with Chinese environmental regulations. In May 2014, in connection with the completion of Qoros’ manufacturing facility, Qoros filed an Application for Environmental Impact Assessment with the Ministry of Environmental Protection, or MEP, to obtain final approval for Qoros’ production facility. As of the date of this annual report, MEP’s approval of Qoros’ facility remains pending.

Qoros has incurred, and expects to incur in the future, significant costs in complying with these, and other applicable, regulations and believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local Chinese governments may impose new, conflicting or stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts by Qoros to ensure its compliance with such regulations or interpretations or maintain its competitiveness and margins. Qoros’ ability to operate profitably in China may be harmed by any such changes in China, Jiangsu, or Shanghai’s laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, or the aforementioned corporate matters. Qoros’ failure to comply with such laws and regulations may also result in fines, penalties or lawsuits, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

The Chinese passenger vehicle market may not continue to grow as expected.

Qoros has strategically located its operations, and designed its vehicle models for consumers, within China so as to directly access the largest and the fastest growing automobile markets in the world. If the Chinese passenger vehicle market does not continue to grow, this could materially affect demand for Qoros’ vehicles. For example, if the prices for provincial license plates continue to increase, particularly in Shanghai, where Qoros’ selling efforts are focused, such an increase may reduce the demand for passenger vehicles in China and thereby have a material adverse effect on Qoros’ business, financial conditions, results of operations or liquidity.

Qoros requires qualified personnel to manage its operations.

Qoros’ senior executives are important to Qoros’ success, the establishment of Qoros’ strategic direction, and the design and implementation of Qoros’ business plan. Qoros also requires qualified and competent employees to independently direct its day-to-day business operations, execute its business plans, and service Qoros’ customers, dealers, suppliers and other stakeholders. Qoros’ products and services are highly technical in nature. Therefore, Qoros must be able to attract, recruit, hire and train skilled employees, including employees with the capacity to operate Qoros’ production line as well as employees possessing core competencies in vehicle design and engineering. This includes developing talent and leadership capabilities in China, where the amount of skilled employees may be limited. The unavailability of qualified personnel in these competitive specialties, or the loss of key Qoros executives, could negatively impact Qoros’ ability to meet its growing operational and servicing demands. In addition, unpredictable increases in the demand for Qoros’ vehicle models may also exacerbate the risk of not having a sufficient number of trained personnel. If Qoros fails to train and retain qualified personnel, or if it experiences excessive turnover, Qoros may experience production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs, or other difficulties, any of which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros is dependent upon its suppliers.

Qoros sources the component parts necessary for its vehicle models from over 100 suppliers. A number of Qoros’ component parts are currently obtained from a single source. Qoros utilizes such single-source suppliers to manage its expenses and maintain consistency in its component parts. Many of Qoros’ suppliers are European-based with manufacturing facilities in China. Additionally, although Qoros is under no obligation to do so, Qoros sources its engines, and certain spare parts, from Chery.

Qoros maintains minimal inventories of the materials, systems, components and parts needed to conduct its manufacturing operations. Therefore, Qoros is dependent upon the continued ability of its suppliers to deliver such materials, systems, components and parts in sufficient quantities and at such times that will allow Qoros to meet its production schedules. As Qoros, consistent with industry practice, outsources a significant portion of its components and parts from suppliers, it may be affected by any fluctuations in the expertise and manufacturing capabilities of its suppliers. Additionally, as Qoros’ suppliers may also supply a significant portion of the components and parts of Qoros’ competitors, such concentration may expose Qoros and its competitors to increased pricing pressure. Qoros may also be unable to procure the component parts necessary for its vehicle models if the established manufacturers with which it competes have the capacity to influence Qoros’ suppliers. Although Qoros believes it may be able to establish alternate supply relationships and obtain or engineer replacement components in the event a supplier, including Chery or a single-source supplier, is unable to supply Qoros with a necessary component part at a favorable cost, Qoros may be unable to do so in the short-term, or at all, at prices or costs that it deems favorable. In addition, although Qoros believes that its component parts are available from many suppliers, qualifying alternate suppliers or developing replacements for certain highly customized components of its vehicles may be time consuming and costly or may force Qoros to make additional and unexpected modifications to its vehicle models’ designs or schedules. An unexpected shortage of materials, systems, components or parts, if even for a relatively short period of time, could prevent Qoros from manufacturing its vehicles, cause Qoros to alter its production designs, or prevent Qoros from timely supplying its dealers with the aftersales parts necessary for the servicing of Qoros’ vehicles. Such occurrences could adversely impact Qoros’ relationships with its dealers or customers and thereby affect Qoros’ business, financial condition, results of operations or liquidity.

Increases in the prices of raw materials that are included within the component parts Qoros purchases from its suppliers, may increase Qoros’ costs and could reduce Qoros’ profitability if Qoros cannot recoup the increased costs through increased vehicle prices. Qoros may not be able to maintain favorable arrangements and relationships with its suppliers and, in particular, may not be able to secure or maintain, as applicable, contractual conditions comparable with those of Qoros’ main competitors.

Although Qoros does not believe that it is dependent upon any of its suppliers, Magna Steyr Fahrzeugtechnik AG & Co., KG, or Magna Steyr, a company engaged in automobile design and engineering, has been engaged to develop Qoros’ platform and is an important provider of engineering services for Qoros’ various C-segment models. In the event that Magna Steyr is unable to supply Qoros with its engineering services and support, Qoros will need to establish alternative arrangements and may be unable to do so in the short-term, or at all, or on terms that are favorable to it.

Qoros manages its trades payable in connection with the management of its liquidity requirements. Additionally, as of December 31, 2014, Qoros had trade payables of approximately RMB321 million. If Qoros is unable to pay its suppliers on a timely basis, it may be unable to procure the parts, components and services it requires to continue operating. For further information on Qoros’ liquidity and capital resources, see “Item 5B. Liquidity and Capital Resources – Qoros’ Liquidity and Capital Resources.”

Qoros’ manufacturing operations are still in a ramp up phase.

As Qoros continues to ramp up its production, there is a risk that Qoros will not be able to meet planned production volumes as required to successfully satisfy the market demand for the C-segment models it plans to launch. Qoros may face delays and cost overruns which may occur as a result of factors beyond its control such as disputes with suppliers or vendors. Any such delays in Qoros’ production could result in additional operating costs, adverse publicity, or diminished relationships with Qoros’ customers or dealers which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros may experience delays and/or cost overruns with respect to the design, manufacture, launch and financing of new or enhanced models.

Historically, automobile customers have come to expect new or enhanced vehicle models to be introduced frequently, and Qoros’ business plan contemplates the introduction of new vehicle models, as well as enhanced versions of existing vehicle models, over the short- and long-term. Additionally, as technologies continue to evolve, Qoros will be expected to continually upgrade and adapt its vehicle models so that new vehicle models introduced into the market will continually provide consumers with the latest automobile technology. Qoros’ introduction of both new and enhanced vehicle models will require significant investments. Further, there can be no assurance that Qoros will be able to secure the necessary financing to fund the continued introduction of new and enhanced vehicle models, design future vehicle models that will maintain the high quality standards required for Qoros’ branding image, meet the expectations of its customers, and become commercially viable. Automobile manufacturers often experience delays and cost overruns in the design, manufacture and commercial release of new and enhanced vehicle models and any delay in the financing, design, manufacture or launch of Qoros’ new or enhanced models could materially damage Qoros’ brand, the development of its business and its financial position.

The economic and reputational costs associated with vehicle recalls could have a material adverse effect on Qoros.

From time to time, Qoros may recall certain of its vehicle models to address material performance, compliance or safety-related issues. The direct economic costs Qoros may incur in connection with any such recalls may include the costs associated with the particular part’s development and replacement and the labor costs associated with the removal and replacement of the defective part. Vehicle recalls, notwithstanding the size or scope, can also harm Qoros’ reputation and can cause Qoros to lose customers, stop growing, or experience a reduction in market share. This is particularly true as Qoros commenced commercial sales at the end of 2013 and, as a result, any such recalls may cause consumers to question the safety or reliability of Qoros’ vehicle models. Any direct economic costs incurred or lost sales caused by future vehicle recalls, a failure by Qoros to issue a vehicle recall when appropriate, or Qoros’ failure to issue a vehicle recall on a timely basis, could have a material adverse effect on Qoros’ reputation, business, financial condition, results of operations or liquidity.

Qoros’ separate financial statements for the years ended December 31, 2014, 2013 and 2012, which are included in this annual report, have been audited by auditors who are not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States, and a firm registered with the PCAOB, KPMG Huazhen (Special General Partnership) is required to undergo regular PCAOB inspections. However, because Qoros has substantial operations within China, a jurisdiction in which the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, KPMG Huazhen (Special General Partnership), and any of its audit work in China with respect to Qoros, has not been inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have, at times, identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the PCAOB’s inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating KPMG Huazhen (Special General Partnership) audits and quality control procedures. As a result, our shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in Qoros’ separate financial statements and the procedures and the quality underlying such financial statements.

If the China-based affiliates of the “big four” accounting firms, including the auditor of Qoros, were to violate the terms of a settlement agreement with the SEC arising out of proceedings instituted by the SEC against them in late 2012, such violation could result in the Chinese member firms of the “big four” accounting firms being suspended from practicing before the SEC which could, in turn, delay the timely filing of our, or Qoros’, financial statements with the SEC.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the auditor of Qoros, KPMG Huazhen (Special General Partnership). The Rule 102(e) proceedings initiated by the SEC related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including the Chinese KPMG network, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the US SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Pursuant to Rule 3-09 of Regulation S-X, Kenon is required to attach Qoros’ separate audited financial statements to this annual report on Form 20-F, and may be required to attach Qoros’ separate audited financial statements to its future annual reports on Form 20-F. Additionally, our independent registered public accounting firm currently relies on the Chinese member firm of the KPMG network for assistance in completing the audit work associated with our investment in Qoros. If the settlement terms are not adhered to, the Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our, or Qoros’, financial statements with the SEC. In addition, it could be difficult for Qoros to timely identify and engage another qualified independent auditor to replace KPMG Huazhen (Special General Partnership).

Any such occurrences may ultimately affect the continued listing of our ordinary shares on the New York Stock Exchange, or the NYSE, or our registration with the SEC, or both. Moreover, any further negative news about the proceedings, any violations of the settlement agreement relating to the proceedings or any future proceedings against these audit firms may adversely affect investor confidence in companies with substantial mainland China based operations listed in, or affiliated with listings in, the U.S., such as Qoros, which could have a material adverse effect on the price of our ordinary shares and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Risks Related to Our Other Businesses

Risks Related to Our Interest in ZIM

As ZIM operates in the capital-intensive and cyclical marine shipping industry, ZIM may continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency in the future, despite the restructuring of its financial obligations and the reduction of its indebtedness and liabilities.

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. However, as marine shipping is a capital-intensive and cyclical industry, ZIM may continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency in the future, and such losses may not be offset by any cost savings realized by ZIM as a result of the restructuring of its financial obligations and the reduction of its indebtedness and liabilities. Furthermore, as a result of the completion of ZIM’s restructuring plan, it may be difficult for ZIM to incur additional debt on commercially reasonable terms, even if ZIM is permitted to do so under its restructured debt agreements. Should any of the aforementioned occur, ZIM’s ability to pursue operational activities that ZIM considers to be beneficial to it may be affected which may, in turn, further impair ZIM’s financial condition and operations.

ZIM cannot guarantee that the completion of its restructuring plan will generate meaningful cost savings, if any, or that it will be able to realize the cost savings and other anticipated benefits from its restructuring. If ZIM is unable to meet its obligations, ZIM would need to reach another arrangement with its creditors (which may be on terms for ZIM or Kenon that are worse than those set out above) or become insolvent. Additionally, ZIM remains significantly leveraged and will continue to face the risks associated with a highly leveraged company.

ZIM’s business plan may not be effective in returning ZIM to profitability.

The implementation of ZIM’s business plan depends on key assumptions related to future fuel prices, freight rates, global container shipping capacity, and ZIM’s incorporation of larger, more efficient vessels. If actual prices, rates or industry capacity levels differ from these assumptions, such discrepancies could materially and adversely impact ZIM’s operations and profitability. Additionally, the implementation of ZIM’s business and financial restructuring plans may place significant strain on ZIM’s management systems, customer relationships, infrastructure, financial controls and procedures, employee relations, or other resources. ZIM’s operational and financial restructuring plans may also be subject to difficulties, delays or unexpected costs, and ZIM’s ability to effectively implement its business plan requires the execution of effective planning and management processes, which may be influenced by factors outside of ZIM’s control.

For example, ZIM has identified the Trans-Pacific Zone, which routes through the Panama Canal, as a key trade zone of operation. ZIM is considering adding large container vessels to its fleet of vessels serving this trade zone. However, ZIM has no agreements in place with respect to such vessels and ZIM may be unable to acquire or charter these vessels on attractive terms, or secure financing, if necessary, on commercially reasonable terms, or at all. This risk is further exacerbated by the widening of the Panama Canal, which is expected to result in a significant increase in the utilization of very large container vessels within this trade zone. As a significant portion of ZIM’s vessels will become increasingly less efficient to operate upon the completion of the Panama Canal’s expansion, if ZIM is unable to incorporate such vessels into its fleet, this could adversely impact its business within this key trade zone. This risk is further exacerbated as a result of ZIM’s inability to participate in certain alliances and thereby access larger vessels for deployment.

Additionally, ZIM has identified the Intra-Asia Zone, which covers trade within regional ports in Asia, as another key trade zone of operation. However, the competitive dynamics in this market (e.g., lower barriers to entry due to shorter, fragmented routes and smaller ports , as well as a relatively large number of smaller carriers operating within the market) may adversely impact ZIM’s ability to increase its market share within this trade zone.

Additionally, if the excess supply of container shipping capacity that currently characterizes the container shipping industry continues to exist for an extended period of time, or disproportionately affects the key trade zones in which ZIM expects to focus its operations, ZIM’s business or results of operations may suffer. If ZIM is unable to generate sufficient profitability or positive cash flows from its operations or to adequately reduce its cash outflows used in financing activities as a result of the implementation of its business and restructuring plans, this could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity, could require ZIM to seek an additional arrangement to restructure its liabilities, or could result in ZIM’s insolvency.

The container shipping market is dynamic and volatile.

The container shipping market is relatively decentralized, dynamic and volatile by its very nature and has been marked in recent years by relative instability as a result of the recent global economic crisis and the many conditions and factors that can affect the price, supply and demand for container shipping capacity. For example, according to the Shanghai (Export) Containerized Freight Index, the high and low spot market freight rate per forty-foot equivalent units, or FEUs, was approximately $1,585 and approximately $855 per FEU between February 2010 and February 2015, respectively, as compared to a spot market freight rate of approximately $1,085 per FEU as of February 2015. Factors affecting spot market freight rates include:

•	global and regional trends in GDP;

•	demand and supply for container shipping capacity;

•	supply of and demand for energy resources, commodities and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	global imbalances with respect to the locations of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, pirate attacks, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather conditions.

Rates within the charter market, which ZIM accesses to source a substantial portion of its capacity, and within the spot market, which provided customers for approximately 60% of the capacity of ZIM’s vessels in 2014, are unpredictable and may also fluctuate significantly based upon these changes. Additionally, responses to changes in market conditions may be slower as a result of the time it takes to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance to address expected demand, vessels may be (i) delivered during times of decreased demand or (ii) unavailable during times of increased demand, leading to a demand / supply mismatch. As global trends continue to change, it remains difficult to predict their impact on the container shipping industry or ZIM, in particular. ZIM’s inability to adequately respond to any of these market changes, at all or in a timely fashion, could have a material adverse effect on its business, financial conditions, results of operations or liquidity.

Excess supply of global container ship capacity may limit ZIM’s ability to operate its vessels profitably.

Container shipping capacity, approximately 18.4 million twenty-foot equivalent units, or TEUs, spread across approximately 5,035 vessels as of January 1, 2015, has increased significantly since the beginning of 2006 and continues to exceed the demand for container capacity. Such excess capacity is projected to further increase in the near future, outpacing any expected increases in the demand for container capacity, as a result of the large global orderbook for newbuilding containers. Many of these orders are for vessels with carrying capacity of 10,000 TEUs and above, which provide increased capacity for each shipping voyage while also delivering cost-savings and efficiencies. Excess capacity results in reduced spot market and freight rates, which may adversely impact ZIM’s revenues, profitability or asset values. It will take time to resolve the supply/demand capacity imbalance that was created as a result of the new vessels delivered during times of low demand. Until such capacity is fully absorbed by the container shipping market and, in particular, the trade zones in which ZIM’s operations are focused, the container shipping industry will continue to experience downward pressure on its spot market and freight rates and such prolonged pressure could have a material adverse effect on ZIM’s operations, business, financial condition, results of operations or liquidity.

Operational partnerships within the container shipping industry may adversely impact ZIM’s profitability.

The container shipping industry has seen a trend towards strategic alliances of, and partnerships with, container liners, which can result in more efficient, and accordingly more profitable, operations for shipping companies participating in such arrangements. For example, A.P. Moller-Maersk Group and Mediterranean Shipping Company, the world’s two largest container liner companies, are parties to a 10-year vessel sharing agreement operating in the east-west trades, including 185 vessels, and representing an estimated capacity of 2.1 million TEUs. CMA CGM S.A., United Arab Shipping Company (S.A.G.) and China Shipping Container Lines Co., Ltd. are each party to the “OceanThree” alliance, which operates 195 vessels representing an estimated capacity of 1.9 million TEUs.

ZIM is not a member of any alliances. As a result, ZIM does not benefit from the efficiencies of participation in such arrangements, and many of ZIM’s competitors who do participate in such arrangements are able to achieve significant efficiencies as a result. ZIM is party to operational partnerships with other carriers in most of the trade zones in which it operates, and ZIM may seek to increase its participation in those operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. However, ZIM’s participation may be limited, in part, by ZIM’s status as an Israeli incorporated and registered company, which has effectively limited ZIM’s ability to call on certain ports. If ZIM is not successful in expanding its operational partnerships, this could adversely affect ZIM’s business operations. For further information on the risks related to ZIM’s status as an Israeli corporation, see “– Risks Related to the Industries in Which Our Businesses Operate – The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.”

Declines in freight rates or other market conditions could negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in ZIM’s incurrence of impairment charges.

ZIM examines whether there have been any events or changes in circumstances which would indicate an impairment at each reporting period. Additionally, when there are indications of an impairment, an examination is made as to whether the carrying amount of the non-monetary assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized. The projection of future cash flows related to ZIM’s CGU, which is one CGU, is complex and requires ZIM to make various estimates including future freight or charter rates, earnings from the vessels and discount rates, all of which have been volatile historically. ZIM cannot assure that there will be no impairments in future years and impairment charges, if any, could negatively affect ZIM’s and/or Kenon’s results of operations.

Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and our equity interest in ZIM.

The State of Israel holds a Special State Share in ZIM, which imposes certain limitations on the activities of ZIM that may negatively affect ZIM’s business and results of its operations. For example, ZIM’s owned and chartered vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to the State of Israel. In addition, Israeli legislation allows the State of Israel to use ZIM’s vessels in times of emergency. The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if Idan Ofer’s ownership interest in Kenon is less than 36%, or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares) will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or “control” (as defined in the State of Israel consent received by IC in connection with the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation). For further information on the Special State Share, see “Item 4B. Business Overview—Our Businesses—ZIM—ZIM’s Special State Share.”

ZIM faces risks as a result of its status as an Israeli corporation.

ZIM is incorporated and based in Israel. Therefore, the existing security, economic and geopolitical conditions in Israel and the Middle East could affect ZIM’s existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business alliances with it. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. ZIM’s status as an Israeli company has effectively limited ZIM’s ability to call on certain ports and has therefore impacted ZIM’s ability to enter into alliances or operational partnerships with certain shipping companies, thereby having an adverse impact on ZIM’s operations or its ability to compete effectively within the trade zones in which it operates. In addition, ZIM’s status as an Israeli company has effectively limited ZIM’s options to enter alliances that include certain carriers who are not willing to cooperate with Israeli companies.

In July 2014, as a result of a military conflict in Gaza, ZIM’s west coast operations, were subject to political activity which, in certain instances, had immaterial effects on ZIM’s operational activities. Any future deterioration in the security or geopolitical conditions in Israel and/or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity. Being an Israeli company, ZIM is relatively more exposed to acts of terror, hostile activities by various factors (including damaging computer systems), security limitation that concern Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as bans to enter certain ports). Additionally, ZIM’s owned and chartered vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency. Any of the aforementioned factors may negatively affect ZIM and the results of ZIM’s activity. For further information on the risks related to ZIM’s operations in Israel, see “– Risks Related to the Industries in Which Our Businesses Operate – The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.” For further information on the risks related to entry into operational partnerships within the shipping industry, see “–Operational partnerships within the container shipping industry may adversely impact ZIM’s profitability.”

ZIM charters a substantial portion of its fleet and the cost associated with chartering such vessels is unpredictable.

ZIM charters a substantial portion of its fleet. As of December 31, 2014, of the 85 vessels through which ZIM provides transport services globally (83 container vessels and 2 vessels for shipment of vehicles), 70 vessels are chartered (including 5 vessels under finance leases), representing a percentage of chartered vessels that is higher than the industry’s average. As a result, ZIM may experience higher operating expenses, in the form of increased charter fees. Additionally, a rise in charter fees, even if minimal, is likely to adversely affect ZIM’s results of operation. Further, ZIM has previously entered into long-term charter arrangements, some of which are still place, and it may be unable to take full advantage of short-term reductions in charter fees. The continued chartering of vessels also depend upon the availability of such vessels and, should ZIM experience difficulty in finding vessels of the type required by it to service its customers efficiently, or in finding such vessels at charter rates that are favorable to it, such an occurrence could adversely affect ZIM’s business, financial condition, results of operations or liquidity.

The average size of ZIM’s vessels is smaller than many of its competitors, and ZIM may face difficulties as it incorporates larger vessels into its fleet.

Container shippers within the shipping industry have been incorporating, and are expected to continue to incorporate, larger, more efficient vessels into their operating fleet. The continued deployment of larger vessels will adversely impact the competitiveness of those shipping companies that do not utilize such vessels in their shipping operations in lieu of older, less fuel-efficient, and smaller capacity vessels. Furthermore, a significant introduction of large vessels, including mega-vessels, into any trade zone will enable the transfer of existing, large vessels to other trade segments in which smaller vessels typically operate. Such “fleet cascading” may in turn generate similar effects in the other, smaller trade zones in which ZIM operates.

ZIM’s vessels are generally smaller than the industry average. Although ZIM intends to reduce its ownership of such smaller vessels over time, as the relevant charters expire, in light of the significant amount of vessels ZIM charters, ZIM will need time to effectively incorporate larger vessels into its fleet. ZIM may not be able to update the vessels within its fleet on attractive terms, or at all. If, for example, ZIM is unable to invest in and/or procure suitably large vessels in a timely fashion (e.g., if ZIM has not set aside funds or is unable to borrow or raise funds for vessel purchases), the utilization of larger vessels in the trade zones in which ZIM operates may undermine ZIM’s ability to compete effectively in those respective trade zones, which could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity. ZIM’s business plan contemplates the addition of large container vessels to its fleet. However, ZIM has no agreements in place with respect to such vessels and ZIM may be unable to acquire or charter these vessels on attractive terms, or secure financing, if necessary, on commercially reasonable terms, or at all. As ZIM adapts its fleet and incorporates such vessels into its operations (via purchase or charter agreements), ZIM will increase its exposure to the risks associated with overcapacity, which can be greater for larger vessels (e.g., increased capacity risk and downward pressure on utilization rates). If ZIM is unable to alter its fleet composition in light of the increased deployment of larger vessels, or adequately manage its incorporation of additional larger vessels into its fleet, such an occurrence could adversely affect ZIM’s business or results of operations.

ZIM’s fleet is relatively old compared to other top 20 carriers and the risks associated with such older vessels could adversely affect ZIM’s operations.

ZIM’s vessels are older than average among the other top 20 carriers (in terms of TEU capacity). Older vessels are typically less fuel-efficient than more-recently constructed vessels, as a result of their failure to reflect any improvements in engine technology. Additionally, insurance rates also generally increase with the age of a vessel, making older vessels more expensive to operate, reducing ZIM’s efficiency and decreasing its profitability. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to such vessels and may restrict the type of activities in which such vessels may engage each of which may further impact ZIM’s operations and profitability. As ZIM’s vessels age, market conditions may not justify these expenditures or enable ZIM to operate its vessels profitably during the remainder of their useful lives, which could have an adverse impact on ZIM’s business, financial condition, results of operations or liquidity. ZIM may also incur relatively higher maintenance costs for its existing vessels. The cost of maintaining a vessel generally increases with the age and running hours of the vessel.

ZIM is subject to environmental regulation and failure to comply with such regulation could have a material adverse effect on ZIM’s business.

ZIM is subject to many legal provisions relating to the protection of the environment, including the emissions of hazardous substances, sulfur oxides, or SOx, and nitrogen oxides, or NOx, gas exhaust emissions, the operation of vessels while at anchor by means of generators, and the use of low-sulfur fuel or shore power voltage and double walls for fuel tanks. For example, ZIM is subject to the International Convention for the Prevention of Pollution from Ships (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996,

the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and National Invasive Species Act, among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment or operational changes and may affect the resale value or useful lives of ZIM’s vessels. ZIM may also incur additional compliance costs, and any such costs could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity. If ZIM fails to comply with any of the environmental regulations applicable to it, ZIM could be exposed to significant environmental damages, criminal charges, or substantive harm to its operations and goodwill. Additionally, environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject ZIM to liability without regard to whether it was negligent or at fault.

Such environmental requirements can also affect the resale value or useful lives of ZIM’s vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for safety and environmental matters or result in ZIM’s denial of access to certain jurisdictional waters or ports, or ZIM’s detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, ZIM could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous materials from ZIM’s vessels, or otherwise, in connection with ZIM’s operations. Violations of, or liabilities under, safety and environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of ZIM’s vessels and events of this nature could have a material adverse effect on ZIM’s business, reputation, financial condition, or results of operations.

The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which the vessels anchor, as well as regulations by virtue of international treaties and membership in international associations. As a result, ZIM is subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which it operates, including laws enacted by Israel’s Knesset, the U.S. Federal Maritime Commission, the International Safety and Management Code, or the ISM Code, and the European Union. Any violation of such regulations, treaties and/or prohibitions could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and may also result in the revocation or non-renewal of ZIM’s “time-limited” licenses.

While ZIM is also subject to regulations against harming competition in each of the various countries in which it operates, operational partnerships among shipping companies in the shipping industry are generally exempt from the application of such antitrust laws. Recently, however, there has been a noticeable trend within the international community to limit such exemptions and it is unclear whether such trends may impact the renewal of existing exemptions. As ZIM is party to numerous operational partnerships and views such agreements as competitive advantages in response to the recent global economic crisis, an amendment or a revocation of an exemption that affords shipping companies the ability to enter into operational partnerships and/or cooperative ventures could negatively impact ZIM’s business and results of operations.

In November 2013, the European Commission published an announcement regarding its initiation of investigation procedures against certain maritime shippers, including ZIM, due to a suspicion of coordinated activity among them. The European Commission intends to investigate whether the public notices of the maritime shippers with respect to future increases in tariffs, which was published on the internet websites of such shippers in the press, caused or may have caused damage to the industry’s competitiveness and to clients of the maritime shipping market to and from Europe. If determined to be guilty, any fines or sanctions levied upon ZIM, could have a material adverse effect on ZIM’s business, reputation, financial condition, or results of operations.

There are numerous risks related to the operation of any sailing vessel and ZIM’s inability to successfully respond to such risks could have a material adverse effect on ZIM.

There are numerous risks related to the operation of any sailing vessel, including the dangers associated with potential marine disasters, mechanical failures, collisions, cargo losses or damages, poor weather conditions, the content of the load, exceptional load, meeting deadline, risks of documentation, maintenance and the quality of fuels and piracy/hostile at-sea activity. The occurrence of any of the aforementioned factors could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity.

In the event ZIM lists its shares on a stock exchange for trading, changes in the market price of ZIM’s stock could have a material adverse effect on the value of our investment in ZIM.

ZIM may seek a public listing of its shares. Upon such listing, our ability to liquidate our 32% equity interest in ZIM, without adversely affecting the value of these shares, may be limited. If we were to sell, or indicate an intention to sell, substantial amounts of our equity interest in ZIM in the public market, the trading price of ZIM’s shares could decline. Additionally, the perception in the market that these sales may occur could also cause the trading price of ZIM’s shares to decline. Furthermore, the value of our interest in ZIM may be affected by economic and market conditions that are beyond our control. Globally traded securities have been highly volatile and continued volatility, which may result in significant changes in ZIM’s market price, in particular, could also have a material adverse effect on our business, financial condition, results of operations or liquidity. If ZIM does not complete a listing of its shares, this would affect our ability to sell our equity interest in ZIM, if we decide to do so.

We may be required to record a significant charge to our earnings if we are required to impair our investment in ZIM.

As of December 31, 2014, the balance of our investment in ZIM was $191 million. We performed an impairment test of our investment in ZIM as of December 31, 2014 and concluded that the recoverable amount of our investment in ZIM was higher than the carrying amount. If ZIM is not commercially successful or, if due to economic or other conditions, our assumptions regarding the performance of ZIM are not achieved or are revised downward, we would likely be required to record impairment charges. Given ZIM’s recent restructuring, the current economic and competitive environment, and the uncertainties regarding the impact on such restructuring and environment on ZIM, we cannot assure you that the estimates and assumptions made for purposes of our impairment testing will prove to be accurate predictions for the future. Additionally, any public listing of ZIM’s shares may also affect the value of our interest in ZIM and may therefore result in our recognition of an impairment charge in respect of our investment in ZIM. Any impairment charges in respect of our investment in ZIM could have a material adverse effect on our financial condition or results of operations.

Risks Related to Our Interest in Tower

Tower’s results impact our net earnings.

We have a substantial investment in Tower, representing approximately 22.5% of Tower’s outstanding shares, which we account for under the equity method of accounting. Pursuant to such method, we report our proportionate share of the net earnings or losses of Tower in our statement of income under “share in losses of associated companies, net of tax” which contributes to our earnings (loss) from continuing operations before income taxes. To the extent the cumulative net loss equals the total investment, as was the case for Tower as of December 31, 2013, the book value of our investment will be reduced to zero. Losses beyond the cumulative investment will not be reflected and the book value will only change with positive net income received in connection with that investment that are higher than the previously accumulated net losses. As a result, Tower’s earnings in any year may have a material effect on our net earnings and, to the extent Tower has a positive book value, Tower’s losses in any year may have a material effect on our net earnings. In addition, globally traded securities have been highly volatile and continued volatility, which may result in significant changes in Tower’s market prices could also have a material adverse effect on our business, financial condition, results of operations or liquidity. If our net earnings are materially impacted as a result of the aforementioned factors, this could have a material adverse effect on our business, financial condition, or results of operations.

Tower has debt and other liabilities, and its business and financial position may be adversely affected if it will not be able to timely fulfill its debt obligations and other liabilities.

As of December 31, 2014, Tower had (i) approximately $194 million of outstanding secured bank loans to be repaid in quarterly installments between March 2015 through June 2019; and (ii) approximately $312 million of unsecured outstanding debentures to be repaid between June 2015 and December 2018. As of March 26, 2015, following the redemption and/or conversion of certain debentures, the principal amount of Tower’s debentures outstanding is approximately $105 million.

Carrying such amount of debt and other liabilities may have significant negative consequences on Tower’s business, including:

•	limiting our ability to fulfill our debt obligations and our liabilities;

•	requiring the use of a substantial portion of Tower’s cash flow from operating activities to service its indebtedness rather than investing its cash flows to fund its growth plans, working capital and capital expenditures;

•	increasing Tower’s vulnerability to adverse economic and industry conditions;

•	limiting Tower’s ability to obtain additional financing;

•	limiting Tower’s flexibility in planning for, or reacting to, changes in its business and the industry in which it competes;

•	placing Tower at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in Tower’s non-cash financing expenses due to the accelerated conversion of the convertible debentures into ordinary shares and increases in the fair value of Tower’s debt obligations, which may increase Tower’s net loss or reduce its net profits; and/or

•	enforcement by the banks and other financing entities of their liens against Tower, Jazz Technologies, Inc., or Jazz, respective assets, as applicable at the occurrence of an event of default. For example, the consummation of the spin-off constituted a “change of control” under certain of Tower’s debt, and other, instruments and, subject to additional conditions, may have resulted in an event of default. However, in January 2015, Tower received a waiver from each of Bank Leumi and Bank Hapoalim which waived any “change of control” implications resulting from the consummation of the spin-off.

In order to finance its debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from operating activities, Tower continues to explore measures to obtain funds from additional sources including debt and/or equity restructuring and/or re-financing, sale of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of other assets, intellectual property licensing, as well as additional financing alternatives. However, there is no assurance that Tower will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow Tower to cover its ongoing fixed costs, capital expenditure costs and other liabilities and obligations, fully or partially repay its debt and liabilities in a timely manner and fund its growth plans.

Tower’s operating results fluctuate from quarter to quarter which makes it difficult to predict its future performance.

Tower’s revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond its control. These factors include, among others:

•	The cyclical nature of the semiconductor industry and the volatility of the markets served by its customers;

•	Changes in the economic conditions of geographical regions where its customers and their markets are located;

•	Shifts by integrated device manufacturers and customers between internal and outsourced production;

•	Inventory and supply chain management of Tower’s customers;

•	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

•	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of Tower’s customers;

•	The rescheduling or cancellation of planned capital expenditures;

•	Tower’s ability to satisfy its customers’ demand for quality and timely production;

•	The timing and volume of orders relative to Tower’s available production capacity;

•	Tower’s ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry;

•	Environmental events or industrial accidents such as fire or explosions;

•	Tower’s susceptibility to intellectual property rights disputes;

•	Tower’s ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and qualification of new products;

•	Increase in the fair value of Tower’s bank loans, certain of its warrants and debentures; and

•	Changes in accounting rules affecting Tower’s results.

Furthermore, integrated device manufacturers continue to design and manufacture integrated circuits in their own fabrication facilities. There is a possibility that in certain periods or under certain circumstances such as low demand, they will choose to manufacture their products in their facilities instead of manufacturing products at external foundries. If Tower’s customers will choose to manufacture internally rather than manufacture at our facilities, Tower’s business may be negatively impacted.

Due to the factors noted above and other risks discussed in this section, many of which are beyond Tower’s control, investors should not rely on quarter-to-quarter comparisons to predict Tower’s future performance. Unfavorable changes in any of the above factors may seriously harm Tower, including its operating results, financial condition and ability to maintain its operations.

As is common in Tower’s industry, a large portion of its total costs is comprised of fixed costs associated mainly with its manufacturing facilities and Tower has a history of operating losses. Tower’s business may be adversely affected if it is unable to operate its facilities at high enough utilization rates sufficient to reach revenue levels that would cover its fixed costs, reduce its losses and allow it to be profitable.

As is common in Tower’s industry, a large portion of its total costs is comprised of fixed costs, associated mainly with its manufacturing facilities, while its variable costs are relatively small. Therefore, during periods when Tower’s fabrication facilities manufacture at high utilization rates, it is able to cover its costs. However, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion of them are fixed costs and remain constant, irrespective of the fact that less wafers were manufactured. In addition, depreciation costs in Tower’s industry are high, which may result in Tower’s recognition of operating and/or net losses. If customer demand for Tower’s products is not sufficient, it may not be able to operate its facilities consistently at high utilization rates, which may not enable it to fully cover all of its costs, achieve and maintain operating profits or achieve net profits. In addition, Tower may be unable to generate enough cash from operations that would cover its fixed costs, capital expenditures, liabilities and debt payments as well as reduce its losses. We cannot assure that Tower will be profitable on a quarterly or annual basis in the future.

The semiconductor foundry business is highly competitive; Tower’s competitors may have competitive advantages over it and its results of operations may be adversely affected if Tower does not successfully compete in the industry.

The semiconductor foundry industry is highly competitive. Tower competes with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which Tower competes benefit from their close geographic proximity to companies involved in the design and manufacture of integrated circuits.

As Tower’s competitors continue to expand their manufacturing capacity, there could be an increase in specialty semiconductor capacity. As specialty capacity increases, there may be more competition and pricing pressure on Tower’s services, which may result in underutilization of its capacity, decrease of its profit margins, reduced earnings or increased losses.

In addition, some semiconductor companies have advanced their CMOS designs to 65 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by Tower’s specialty process technologies. The smaller geometries may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Tower’s specialty processes will therefore compete with these processes and some of its potential and existing customers could elect to design these advanced CMOS processes into their next generation products. Tower is not currently capable, and does not currently plan to become capable, of providing CMOS processes at these smaller geometries. If Tower’s potential or existing customers choose to design their products using these advanced CMOS processes, its business may be negatively impacted.

In addition, many of Tower’s competitors may have one or more of the following competitive advantages over it:

•	greater manufacturing capacity;

•	geographically diversified and more advanced manufacturing facilities;

•	more advanced technological capabilities;

•	a more diverse and established customer base;

•	greater financial, marketing, distribution and other resources;

•	a better cost structure; and/or

•	better operational performance in cycle time and yields.

If Tower does not compete effectively, its business and results of operations may be adversely affected.

Tower is subject to risks related to its international operations.

Tower has generated substantial revenue from customers located in Asia-Pacific and in Europe. Because of its international operations, Tower is vulnerable to the following risks:

•	Tower prices its products primarily in U.S. dollars; if the Euro, Yen or other currencies weaken relative to the U.S. dollar, its products may be relatively more expensive in these regions, which could result in a decrease in its revenue;

•	the burdens and costs of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

•	general geopolitical risks such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which Tower conducts its business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

•	adverse tax rules and regulations;

•	weak protection of its intellectual property rights;

•	delays in product shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States, Japan and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of Tower’s products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that Tower will be able to sufficiently mitigate the risks related to its international operations.

Changes in the market price of Tower’s stock could have a material adverse effect on the value of our investment in Tower.

Tower’s shares are currently trading on each of the NASDAQ and the TASE. Our ability to liquidate our interest in Tower without adversely affecting the value of these shares may be limited. If we were to sell, or indicate an intention to sell, substantial amounts of our equity interest in Tower in the public market, the trading price of Tower’s shares could decline. Additionally, the perception in the market that these sales may occur could also cause the trading price of Tower’s shares to decline. Furthermore, the value of our interest in Tower may be affected by economic and market conditions that are beyond our control. Globally traded securities have been highly volatile and continued volatility and/or significant changes in Tower’s market price on either the NASDAQ or the TASE, in particular, could also have a material adverse effect on our business, financial condition, results of operations or liquidity.

For further information on the business, legal and regulatory risks related to Tower, see “Information Regarding Tower.”

Risks Related to our Other Businesses

Primus relies on equity contributions to finance its operations.

The implementation of Primus’ business plan requires significant additional capital. Primus expect the estimated funding required to enable it to continue to develop its commercial operations to be provided by additional shareholder contributions (either through capital contributions or shareholder loans) or, potentially, through third-party debt financing arrangements. For example, pursuant to an investment agreement entered into with Primus in October 2014, we may lend Primus up to $25 million via a series of convertible notes through December 31, 2015. As of December 31, 2014, Kenon acquired an aggregate principal amount of $3.5 million under the terms of the investment agreement.

However, there is no certainty that additional equity financing will be provided to Primus, either by us, the other shareholders in Primus, or new investors, whose investments may serve to dilute our equity interest in Primus. Any lack of, or delay in securing, such equity financing may delay, or prevent completely, Primus’ ability to continue to research and develop its commercial operations, which may result in Primus’ ultimate liquidation or dissolution.

Primus’ STG+ process may not become commercially viable.

Demand and industry acceptance for Primus’ technologies is subject to a high level of uncertainty. If the alternative fuel or renewable energy markets fail to accept Primus’ technologies, if acceptance develops slower than anticipated by Primus, or if Primus’ technologies prove uneconomical, this could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

Primus’ STG+ process may not generate gasoline, diesel or jet fuel that satisfies certain specifications.

The commercialization of Primus’ technology will require, in the short-term, the production of gasoline that satisfies certain specifications and, in the longer-term, the production of diesel and jet fuel that satisfies certain specifications. If any of Primus’ alternative fuels, in particular its high-octane gasoline, are unable to satisfy required specifications, Primus will be unable to market and commercialize its proprietary liquid fuels gasification and pyrolysis technology, the STG+ process. Any change in such specifications, could increase Primus’ expenses by requiring different feedstocks or could delay the commercialization of Primus’ technology, which could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

Primus has a limited operating history and should be viewed as an early stage company.

Primus should be viewed as an early stage company. The risks and uncertainties associated with the operation of an early stage company in a rapidly evolving “clean technology” market, such as the alternative fuels industry, include a potential inability to:

•	commence significant operations on the current, or any revised, schedule in compliance with the current, or any revised, budget;

•	secure necessary capital;

•	construct requested facilities;

•	successfully negotiate with government agencies, vendors, customers, feedstock suppliers or other third parties;

•	effectively manage rapid growth in personnel or operations;

•	successfully manage its existing, or enter into new, strategic relationships and partnerships;

•	recruit and retain key personnel;

•	maintain optimal cost structure as, and when, the business expands;

•	adequately protect its intellectual property; and

•	develop technology, products or processes that complement existing business strategies or address changing market conditions.

If Primus is unable to adequately address any of these risks, this could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

Primus will incur significant costs, and may encounter substantial delays, in the implementation of its expansion plan.

Primus’ business plan contemplates significant operational expansion by 2021 through the development and licensing of multiple facilities. However, there is no guarantee that Primus will have access to, or be able to raise, the capital required for its expansion activities. Additionally, Primus may need to obtain regulatory approvals and permits in connection with its expansion activities and Primus may not satisfy any related requirements on a timely basis, if at all, which could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity. Furthermore, there can be no assurance that Primus’ management will be able to manage such growth without experiencing significant delays or without incurring unexpected costs or liabilities.

Primus’ operations are highly dependent upon commodity prices, particularly natural gas and gasoline.

Primus’ operations depend substantially on the prices of various commodities, including natural gas, gasoline, crude oil and others. The prices of certain of these commodities are volatile, and this volatility may cause Primus’ results to fluctuate accordingly when, or if, Primus commences commercial operation.

Primus’ liquid fuels will compete in markets with refined petroleum products and, because natural gas, or syngas derived from natural gas, will be primarily used as the feedstock in Primus’ STG+ process, an increase in natural gas prices relative to prices for refined petroleum products, or a decrease in prices for refined petroleum products, could adversely affect Primus. The price and availability of natural gas and refined products may be affected by numerous factors, including the level of consumer product demand, weather conditions, the availability of water for fracking, domestic and foreign government regulation (including regulation of fracking), the actions of the Organization of Petroleum Exporting Countries, political conditions in oil and natural gas producing countries, the supply of domestic and foreign crude oil and natural gas, the location of any plants developed by Primus vis-á-vis natural gas reserves and pipelines, the capacities of such pipelines, fluctuations in seasonal demand, governmental regulations, the price and availability of alternative fuels and overall economic conditions. Primus cannot predict the future markets and prices for natural gas or refined products, and a relative increase in the price of natural gas could have a material adverse effect on its business, financial condition, results of operations or liquidity.

Primus’ success depends, in part, upon its ability to protect its intellectual property.

Primus has independently developed, patented and owns numerous processes related to liquid fuels synthesis, gasoline composition, incremental improvements and customizations, and biomass gasification. Primus believes that such its patented technologies provide it with a competitive advantage and the platform with which to market its services. If Primus fails to protect its intellectual property rights adequately, its competitors might gain access to its technology, and its competitive advantage, brand or business may be adversely affected.

Primus relies on trade secret and patent laws, confidentiality procedures and contractual provisions to protect its proprietary methods and processes. Primus currently holds several patents and has pending patent applications in the U.S. Valid patents may not be issued from Primus’ pending applications, and the claims allowed on any issued patents may not be sufficiently broad to protect Primus’ STG+ process. Any patents currently held by Primus or that may be issued to Primus in the future may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide Primus with adequate defensive protection or competitive advantages. Additionally, the process of applying for patent protection is expensive and time-consuming, and Primus may not be able to complete all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Policing unauthorized use of technology may prove difficult for Primus as the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for the enforcement of Primus’ proprietary rights in such countries may be inadequate. From time to time, Primus may need to initiate legal action to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend itself against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect Primus’ business, reputation or brand. If Primus is unable to protect its proprietary rights, it may lose its expected competitive advantage which could have a material adverse effect on its business, financial condition, results of operations or liquidity.

There are risks related to our recent acquisition of an equity interest in REG.

In connection with IC Green’s December 2014 sale of its 69% equity interest in Petrotec, IC Green received shares of REG, a NASDAQ-listed advanced biofuels producer and developer of renewable chemicals. The value of our interest in REG may be affected by REG’s results of operations and prospects, as well as by economic and market conditions, each of which are beyond our control. Globally traded securities have been highly volatile and continued volatility and/or significant changes in REG’s market price on NASDAQ, in particular, could have a material adverse effect on our business, financial conditions, results of operations or liquidity. Additionally, IC Green is subject to a lock-up restriction with respect to the shares of REG it received as consideration in connection with the sale of Petrotec, and such lock-up prohibits sales by IC Green for six months and limits sales by IC Green over the following six months.

Additionally, REG is subject to the risks associated with businesses operating within the biofuels and/or renewable chemicals production industries. These risks include, among other things, risks relating to the sourcing of raw materials, the fluctuating costs of feedstock and other biomass materials, the impact the costs of traditional fuel or energy sources may bear on the demand/supply within the renewable energy industry, the existing renewable energy regulatory landscape and any potential changes of such environment.

HelioFocus requires equity contributions to finance its operations and there is no guarantee that HelioFocus will receive such contributions.

HelioFocus has not yet commenced commercial operation and the implementation of its business plan requires significant additional capital. HelioFocus expects the estimated funding required to enable it to continue to develop its commercial operation to be provided by additional shareholder contributions (either through capital contributions or shareholder loans). HelioFocus’ board of directors has decided to reduce HelioFocus’ activities and maintain only a minimum number of personnel. This decision was made in response to HelioFocus’ expectation of insufficient financing during the 2015 fiscal year. HelioFocus has also determined that its operations and personnel will remain at such levels until new investors have been retained. As a result of the HelioFocus board decision, Kenon recorded an impairment charge in the amount of approximately $13 million in the year ended December 31, 2014 in respect of HelioFocus’ assets.

There is no certainty that new investors will invest in HelioFocus or that additional equity financing either from us, or HelioFocus’ other existing shareholders, will be provided to it. The lack of, or delay in, securing such equity financing will continue to delay, or prevent completely, HelioFocus’ ability to continue to research and develop its commercial operations, which may result in HelioFocus’ ultimate liquidation or dissolution.

The decrease in the cost of fuel or electricity generated by traditional sources may cause the demand for the services provided by our renewable energy businesses to decline.

Decreases in the costs associated with traditional sources of fuel or electricity, such as prices for commodities like crude oil, coal, fuel oil and natural gas, will reduce the demand for the renewable energy solutions provided by our renewable energy businesses, such as the production of fuels and energy from renewable energy sources. The discovery of large new deposits of traditional fuels and technological progress in traditional forms of electricity generation could, in turn, reduce the cost of fuel or electricity produced from those sources and, as a consequence, reduce the demand for the services or products offered by our renewable energy businesses. Crude oil prices, for example, fell considerably during the second half of 2014, with prices continuing to decline during the first quarter of 2015. Reductions in the price of crude oil, which increases the cost-effectiveness of petrol-fueled machines (e.g., cars, planes, etc.), may adversely impact providers of alternative / bio fuels, such as Primus and REG, who rely on pricing discrepancies between alternative / bio fuels and traditional sources of fuel to partially incentivize the purchase of their alternative / bio products.

The energy industry, including the biofuels and renewable energy segments in which our renewable energy businesses operate, is highly regulated by numerous governmental authorities.

The laws and regulations affecting the operations of our renewable energy businesses are complex, dynamic and subject to new interpretations or changes. Regulations affect almost every aspect of these businesses, have broad application and, to a certain extent, limit management’s ability to independently make and implement decisions regarding numerous operational matters, including the:

•	construction, acquisition or disposition of operating assets;

•	operation and maintenance of generation, or transmission facilities;

•	rates charged to customers;

•	establishment of capital structures and the issuance of debt or equity securities; and

•	payment of dividends or similar distributions.

A failure to comply with such regulations may have a significant adverse impact on the financial results of our operating renewable energy businesses.

Additionally, reinterpretations of existing regulations or new regulations relating to the reduction of anti-competitive conduct, air and water quality, the intake of water through industrial wells, carbon dioxide emissions, noise avoidance, fuel and other storage facilities, volatile materials, renewable portfolio standards, emissions performance standards, climate change, hazardous and solid waste transportation and disposal, or other environmental matters related to permitting may also have a significant adverse impact on the financial results of our operating renewable energy businesses. Such regulatory changes may include:

•	changes regarding, or terminations of, key permits or operating licenses;

•	changes in rules governing electricity supply and purchase contracts;

•	changes in subsidies and/or incentives provided by the applicable governments;

•	changes in rules governing dispatch order;

•	changes in the regulation of energy transmission, fuel supply or fuel transportation; and

•	changes in applicable tax laws.

Increased regulation may also result in an increase in capital expenditures and investments in an attempt to maintain compliance. Such an increase could have a material adverse effect on our renewable energy businesses’ business, financial condition, results of operations or liquidity.

Changes in government regulations, including mandates, tax credits, subsidies and other incentives, could have a material adverse effect upon our renewable energy businesses’ business and results of operations.

The market for renewable fuels is heavily influenced by foreign, federal, state and local government subsidies and economic incentives. As a result, changes to existing, or the adoption of new foreign, federal, state and local legislative and regulatory initiatives that impact the production, distribution or sale of renewable fuels may harm Primus’ or REG’s operations. For example, the Administrator of the U.S. Environmental Protection Agency, or the EPA, may waive certain alternative/renewable fuel standards/incentives to avert economic harm or to respond to inadequate supply (e.g., where the projected supply for a given year falls below a minimum threshold for that year). Any reduction in, or waiver of, requirements for fuel alternatives and additives to gasoline may cause demand for alternative fuels to grow more slowly or decline or may adversely impact Primus’ ability to meet such demands.

Risks Related to Our Recent Spin-Off

We are a newly-incorporated company with no separate operating history and the historical financial information included herein does not reflect the financial condition or operating results we would have achieved as an independent public company during the periods presented and, as a result, may not be a reliable indicator of our future financial performance.

We were incorporated in March 2014 and have only recently commenced our activities. Our lack of operating history will make it difficult to assess our ability to operate profitably and to make dividends or other distributions to shareholders. Although our businesses were under the control of IC prior to our formation, their combined results have not previously been reported on a standalone basis and the combined carve-out financial statements included in this annual report may therefore not be indicative of our future financial condition or operating results. Furthermore, the historical combined financial information may not fully reflect the increased costs associated with operating as an independent public company or the effects of our financial strategy, which is distinct from the strategy employed by IC. We urge you to carefully consider the basis on which the combined carve-out financial information included herein was prepared and presented, as such results may not be a reliable indicator of our future performance, or the performance of any of our businesses.

Our capital structure and sources of liquidity have changed significantly from our historical capital structure.

We received approximately $35 million in cash from IC in connection with the spin-off and, other than our $200 million credit facility with IC, we do not currently intend to enter into any credit facilities or other financing arrangements. Consequently, as an independent, publicly-traded company, our ability to fund our capital needs is dependent upon distributions from our businesses, and/or divestitures of such businesses, which, in turn, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

The potential indemnification of liabilities to IC pursuant to the Separation and Distribution Agreement may require us to divert cash to IC to satisfy our indemnification obligations.

We entered into a Sales, Separation and Distribution Agreement with IC, or the Separation and Distribution Agreement, which provides for, among other things, indemnification obligations designed to make us financially responsible for liabilities incurred in connection with our businesses, and as otherwise allocated to us in the Separation and Distribution Agreement. If we are required to indemnify IC under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

There can be no assurance that IC’s indemnification of certain of our liabilities will be sufficient to insure us against the full amount of those liabilities, or that IC’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement, IC has agreed to indemnify us for certain liabilities retained by it (which includes certain specified pending legal matters). However, third parties could seek to hold us responsible for any of the liabilities that IC has agreed to retain, and there can be no assurance that the indemnity from IC will be sufficient to protect us against the full amount, or any, of such liabilities, or that IC will be able to satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from IC any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Additionally, IC’s insurers may deny coverage to us for liabilities associated with occurrences prior to the spin-off. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage. If IC is unable to satisfy its indemnification obligations or if insurers deny coverage, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our accounting and other management systems and resources may not be adequate to meet the financial reporting and other requirements to which we will be subject.

The financial results of IC Power, ZIM, Primus and HelioFocus were previously consolidated within the consolidated results of IC, and we believe that the businesses’ reporting and control systems were appropriate for those of businesses of an Israeli public company. However, with the exception of Tower, our businesses have not previously been subject to the reporting and other requirements of the Exchange Act. As a newly-listed registrant, we are directly subject to reporting and other obligations under the Exchange Act and, beginning with our annual report on Form 20-F for the year ending December 31, 2015, we will be required to comply with Section 404 of the Sarbanes Oxley Act of 2002, or Section 404, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we may need to upgrade our systems, including information technology, and implement additional financial and management controls, reporting systems and procedures, and have additional resources. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. We are currently in the early stages of addressing our internal control procedures and resources to satisfy the requirements of Section 404.

If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired, we may suffer adverse regulatory consequences, including violations of the NYSE’s or the TASE’s listing rules. As a result, any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to Our Ordinary Shares

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares are listed on each of the NYSE and the TASE. Trading in our ordinary shares will therefore take place in different currencies (U.S. Dollars on the NYSE and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of our ordinary shares on either of these markets could cause a decrease in the trading prices of our ordinary shares on the other market.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a newly-listed company, there is currently no analyst coverage of Kenon outside of Israel. The trading market for our ordinary shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of Kenon, or if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

A significant portion of our outstanding ordinary shares may be sold into the public market, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

A significant portion of our shares are held by two shareholders. Ansonia Holdings B.V., or Ansonia, holds 45.7% of our shares and Bank Leumi Le-Israel B.M., or Bank Leumi, holds approximately 18% of our shares. If any of our principal shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. For example, our business profile or market capitalization as an independent company may not fit our principal shareholders’ investment objectives, or our ordinary shares may not be included in a certain index after the spin-off that such investor prefers.

All of the 53,383,015 ordinary shares distributed in connection with the spin-off are freely tradable without restrictions or further registration under the Securities Act of 1933, or the Securities Act, except for any ordinary shares held by our affiliates as defined in Rule 144 under the Securities Act. We have also granted registration rights to certain entities that may be considered affiliates, enabling these entities to require us to file a registration statement to register sales of their shares, subject to certain conditions. Registration of these ordinary shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Our principal shareholders may also choose to establish programmed selling plans under Rule 10b5-1 of the Exchange Act, for the purpose of effecting sales of our ordinary shares.

The perception that any such sales may occur, including the entry of any of our principal shareholders into programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares and/or could impair the ability of any of our businesses to raise capital.

Control by principal shareholders could adversely affect our other shareholders.

Ansonia beneficially owns approximately 45.7% of our outstanding ordinary shares and voting power. Ansonia therefore has a continuing ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our articles of association, a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Ansonia’s interests as a principal shareholder, may conflict with the interests of our other shareholders and Ansonia’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests.

We may issue additional ordinary shares in the future in lieu of incurring indebtedness, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders.

Although we do not intend to issue additional equity interests in the future, we may issue additional securities, including ordinary shares and options, rights, and warrants for any purpose and for such consideration and on such terms and conditions as we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, our board of directors will be able to determine the class, designations, preferences, rights and powers of any additional shares, including any rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Ansonia, our significant shareholder, may use its ability to control, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory rights of first refusal for new share issuances conferred upon our shareholders under the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act.

As a newly-incorporated company, we will not have distributable profits to pay dividends.

Under Singapore law and our articles of association, dividends, whether in cash or in specie, must be paid out of our profits available for distribution. We have no current plans to pay cash dividends for the foreseeable future. As a newly-incorporated company, we do not expect to have distributable profits from which dividends may be declared. The availability of distributable profits is assessed on the basis of Kenon’s standalone unconsolidated accounts (which will be based upon the Singapore Financial Reporting Standards, or the SFRS) and Kenon expects that the opening balance of its retained savings in such financials will be zero. There is no assurance that, on such basis, we will not incur losses, that we will become profitable, or that we will have distributable income that might be distributed to our shareholders as a dividend or other distribution in the foreseeable future. Therefore, we will be unable to pay dividends to our shareholders unless and until we have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for us to pay dividends to our shareholders. As a result, and until such time, if ever, that we declare dividends with respect to our ordinary shares, a holder of our ordinary shares will only realize income from an investment in our ordinary shares if there is an increase in the market price of our ordinary shares. Such potential increase is uncertain and unpredictable.

Under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. IC, as our sole shareholder prior to the consummation of the spin-off, has confirmed, including in its capacity as a creditor under our credit facility with it, that it will not object to our performance of a capital reduction if the terms and conditions relating to distributions set forth in our credit facility with IC have been complied with. IC’s agreement is subject to the provisions of the laws of Singapore. Notwithstanding this agreement, the completion of a capital reduction exercise may require the approval of the Singapore Courts and we may not be successful in our attempts to obtain such approval.

Any dividend payments on our ordinary shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic registrants listed on the NYSE.

We are incorporated under the laws of Singapore and, as such, will be considered a “foreign private issuer” under U.S. securities laws. Although we will be subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from the periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are also exempt from certain other sections of the Exchange Act that U.S. domestic registrants are otherwise subject to, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of ours will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and will not be obligated to file the reports required by Section 16 of the Exchange Act.

As a foreign private issuer, we may, in the future, follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. For example, foreign private issuers are permitted to follow home country practice with regard to director nomination procedures and the approval of compensation of officers. Additionally, we are not required to a maintain a board comprised of a majority of independent directors. However, notwithstanding our ability to follow the corporate governance practices of our home country Singapore, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies. Nevertheless, we may, in the future, decide to rely on the foreign private issuer exemptions provided by the NYSE and follow home country corporate governance practices in lieu of complying with some or all of the NYSE’s requirements.

Following our home country governance practices, as opposed to complying with the requirements that are applicable to a non-controlled U.S. domestic registrant, may provide less protection to you than is accorded to investors under the NYSE’s corporate governance rules. Therefore, any foreign private exemptions we avail ourselves of in the future, may reduce the scope of information and protection to which you are otherwise entitled as an investor.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Moreover, most of our assets are located outside of the United States. Although we are incorporated outside of the U.S., we have agreed to accept service of process in the United States through our agent designated for that specific purpose. Additionally, for so long as we are listed in the U.S. or in Israel, we have undertaken not to claim that we are not subject to any derivative/class action that may be filed against us in the U.S. or Israel, as applicable, solely on the basis that we are a Singapore company. However, since most of the assets owned by us are located outside of the United States, any judgment obtained in the United States against us may not be collectible within the United States.

Furthermore, there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, such that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. We have undertaken not to oppose the enforcement in Singapore of judgments or decisions rendered in Israel or in the United States in a class action or derivative action to which Kenon is a party. Notwithstanding such undertakings, it may be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of our board of directors than they would as shareholders of a corporation incorporated in the United States. For information on the differences between Singapore and Delaware corporation law, see “Item 10B. Memorandum and Articles of Association.”

Singapore corporate law may impede a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares.

The Singapore Code on Take-overs and Mergers and Sections 138, 139 and 140 of the Securities and Futures Act, Chapter 289 of Singapore contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. While the Singapore Code on Take-overs and Mergers seeks to ensure equality of treatment among shareholders, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a takeover of our company by a third-party, and thereby have a material adverse effect on the value of our ordinary shares.

In October 2014, the Securities Industry Council of Singapore waived the application of the Singapore Code on Take-overs and Mergers to the Company, subject to certain conditions. Pursuant to the waiver, for as long as Kenon is not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the offeror relies on a Tier 1 exemption to avoid full compliance with U.S. tender offer regulations, the Singapore Code on Take-overs and Mergers shall not apply to Kenon.

Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our memorandum and articles of association, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based upon, among other things, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we would be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our previous taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

Risks Related to Taxation

Examinations by tax authorities and changes in tax regulations could have a material adverse effect on us.

We operate in a number of countries and are therefore regularly examined by and remain subject to numerous tax regulations. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which our businesses operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which our businesses operate could limit our ability to enforce our rights. As a holding company with globally operating businesses, we have established businesses in countries subject to complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

Our shareholders may be subject to non-U.S., taxes and return filing requirements as a result of owning our ordinary shares.

Based upon our expected method of operation and the ownership of our businesses following the spin-off, we do not expect any shareholder, solely as a result of owning our ordinary shares, to be subject to any additional taxes or additional tax return filing requirements in any jurisdiction in which we, or any of our businesses, conduct activities or own property. However, there can be no assurance that our shareholders, solely as a result of owning our ordinary shares, will not be subject to certain taxes, including non-U.S., taxes imposed by the various jurisdictions in which we and our businesses do business or own property now or in the future, even if our shareholders do not reside in any of these jurisdictions. Consequently, our shareholders may also be required to file non-U.S. tax returns in some or all of these jurisdictions. Further, our shareholders may also be subject to penalties for failure to comply with these requirements. It is the responsibility of each shareholder to file each of the U.S. federal, state and local, as well as non-U.S. tax returns that may be required of such shareholder.

ITEM 4.	Information on the Company

A.	History and Development of the Company

We are a newly-incorporated company that was formed to be the holding company of certain companies that were currently owned (in whole, or in part) by IC. As a result of the consummation of our spin-off from IC in January 2015, we currently hold:

•	IC Power, which IC established in 2007, in which we own a 100% interest;

•	Qoros, which IC jointly established in 2007, in which we own a 50% interest;

•	ZIM, which IC acquired a 48.9% equity interest in 1970, in which IC later held a 99.7% equity interest, and in which, as a result of its recent financial restructuring, we own a 32% interest;

•	Tower, which IC acquired a 32% equity interest in in 1993, in which we own an approximate 22.5% interest;

•	Primus, in which IC acquired a 60% equity interest in 2007, in which we own a 91% interest; and

•	HelioFocus, in which IC acquired a 51% equity interest 2008, in which we own a 70% interest.

We were incorporated in March 2014 under The Singapore Companies Act. Our registered office and principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192. Our telephone number at our registered office and principal place of business is + 65 6351 1780. We have appointed Gornitzky & Co., Advocates and Notaries, as our agent for service of process in connection with certain claims which may be made in Israel.

Our ordinary shares are listed on each of the NYSE and the TASE under the symbol “KEN”. We shall examine the various considerations in respect of our dual listing and, in particular, the advisability of maintaining or terminating such dual listing. We may, as a result of such examination, delist our ordinary shares from trading on the TASE pursuant to Section 35(bb) of Chapter E3 of the Securities Law of Israel, 5728 – 1968. In the event we do decide to delist our ordinary shares from trading on the TASE, we have undertaken to publish an Immediate Report with the TASE no less than 9 months prior to the delisting.

We were formed to serve as the holding company of our businesses. Our primary focus will be to continue to grow and develop our primary businesses, IC Power and Qoros. Following the growth and development of our primary businesses, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders for us to do so based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the near- to medium and medium- to long-term, respectively.

In furtherance of our strategy, we intend to support the development of our non-primary businesses, and to act to realize their value by for our shareholders by distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and either distributing the proceeds derived from such sales to our shareholders or using such proceeds to repay amounts owing under our credit facility with IC. For further information on these businesses and our operational strategy, see “Item 4B. Business Overview.”

B.	Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operation of the following businesses: (i) IC Power, a wholly-owned power generation company that has experienced profitable growth in its revenues and generation capacity since its inception in 2007, and (ii) Qoros, a China-based automotive company in which we have a 50% equity interest, that is seeking to deliver international standards of quality, safety, and innovative features to the large and fast-growing Chinese market and commenced commercial sales in the end of 2013.

•	IC Power – A wholly-owned subsidiary, which is a leading owner, developer and operator of power generation facilities located throughout key power generation markets in Latin America (including Peru, Chile and Colombia), the Caribbean and Israel. As of December 31, 2014, IC Power’s portfolio consisted of 16 operating companies, three facilities under construction, and numerous projects at various stages of development. IC Power is a leader in its core market, Peru, one of the fastest growing economies in Latin America, with a 5-year average GDP growth of approximately 5.4% through 2014, according to the International Monetary Fund. For the years ended December 31, 2014, 2013 and 2012, Peru represented 48%, 57% and 59% of IC Power’s EBITDA, respectively, and 40%, 42% and 57%, respectively, of IC Power’s operating capacity. IC Power’s current development pipeline is expected to provide an additional 1,110 MW in capacity, to address the expected increase in Peruvian demand, partially as a result of the substantial investments made in connection with Peru’s energy-intensive mining industry, as well as provide an additional 92 MW in capacity in Panama.

•	Qoros – A China-based automotive company that is jointly owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company. Qoros seeks to deliver international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to build high quality cars for young, modern, urban consumers based upon extensive research and product tailoring. Qoros launched and sold its first car, the Qoros 3 Sedan, in December 2013, launched commercial sales of its second model, the Qoros 3 Hatch, in June 2014, and launched commercial sales of its third model, the Qoros 3 City SUV, in December 2014. The Qoros 3 Sedan was awarded the Best in Class award in Euro NCAP’s 2013 safety assessments and was the highest scoring vehicle among vehicles that participated in Euro NCAP’s 2013 assessment, which included the assessment of many luxury European brands. Qoros’ manufacturing facility, located in Changshu, China has an initial technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency). Qoros will continue to need to raise significant additional debt financing, and obtain additional shareholder financing, to meet its development and liquidity requirements to continue its commercial operations. Qoros’ ability to obtain the required financing will depend on a number of factors, including its sales performance, and Qoros may be unable to secure such financing. For further information on Qoros’ liquidity and capital resources, see “Item 5B. Liquidity and Capital Resources – Qoros’ Liquidity and Capital Resources.”

Our primary focus will be to continue to grow and develop IC Power and Qoros by:

•	in the case of IC Power, continuing to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from IC Power’s selective dispositions of assets. As part of our business development strategy, we will seek to provide investors with direct access to IC Power when we believe it is in the best interests of IC Power’s development and our shareholders to do so. For example, as an interim step, we may pursue an IPO or listing of IC Power’s equity. Should we pursue such IPO or listing, we believe it could occur in the near- to medium-term, subject to business and market conditions and other relevant factors; and

•	in the case of Qoros, potentially providing additional equity capital or loans, as we deem appropriate, to assist Qoros in its development and, until it achieves significant sales, its operating expenses, financing expenses and capital expenditures, as Qoros continues to pursue its commercial growth strategy. We expect that a significant portion of our liquidity and capital resources will be used to support Qoros.

Following the growth and development of our primary businesses, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders for us to do so based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the near- to medium and medium- to long-term, respectively.

We also hold interests in:

•	ZIM – A large provider of global container shipping services, which, as of December 31, 2014 operated 85 (owned and chartered) vessels with a total container capacity of 346,156 TEUs, and in which we have a 32% equity interest.

•	Tower – A publicly held company in which we have a 22.5% equity interest, that is a global specialty foundry semiconductor manufacturer whose securities are publicly-traded on each of the TASE and NASDAQ under the ticker “TSEM.”

•	Two renewable energy businesses including Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process; and HelioFocus, a developer of dish technologies for solar thermal power fields.

In furtherance of our strategy, we intend to support the development of our non-primary interests businesses, and to act to realize their value for our shareholders by distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and either distributing the proceeds derived from such sales to our shareholders or using such proceeds to repay amounts owing under our credit facility with IC or other.

As we execute our strategy, we intend to operate under disciplined capital allocation principles designed to ensure the prudent use of our capital. We intend to refrain from acquiring interests in new companies outside our existing businesses. We do not intend to materially “cross-allocate” proceeds received in connection with distributions from / sales of our interests in, any of our businesses, among our other businesses. Instead, we intend to distribute such proceeds to our shareholders or to use such proceeds to repay amounts owing under our credit facility with IC, as discussed in more detail below. In addition, we will not make further investments in ZIM.

The disciplined capital allocation principles set forth above are designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. However, we will be required to make determinations over time that will be based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlook, none of which are predictable at this time. As a result, we will be required to exercise significant judgment while seeking to adhere to these capital allocation principles in order to maximize value for our shareholders and further the development of our businesses.

As Qoros is an early stage company, it will require additional third-party and shareholder funding to support its development. As such, we expect that a significant portion of our liquidity and capital resources will be used to support Qoros’ development and, until it achieves significant sales, its operating expenses, financing expenses, and capital expenditures. Should we decide that providing Qoros with additional funding is in the best interests of our shareholders, we will first seek to approve Qoros’ incurrence of additional third-party debt that is non-recourse to Kenon or the issuance of equity in Qoros to third-party investors. However, to the extent that such third-party funding is not available, we may, if we deem it in the best interests of our shareholders for us to do so, source such funding from other sources, which could include cross-allocating proceeds received in connection with dispositions of or distributions from our other businesses. Alternatively, Kenon may choose not to provide such financing, which may adversely impact Qoros’ ability to obtain financing from Chery or other third parties, in which case Qoros may be unable to meet its operating expenses and Kenon may not recoup its investment in Qoros. Furthermore, in connection with the release of IC’s outstanding back-to-back guarantee in respect of certain of Qoros’ debt, and Kenon’s related reimbursement obligations of up to RMB888 million to IC, Kenon has given an undertaking to restore equality in respect of Chery’s RMB1.5 billion (approximately $241 million) guarantee, which may result in Kenon providing additional capital to, or in respect of, Qoros. Such capital would be in addition to Kenon’s current investment plans with respect to Qoros, which Kenon expects to use a significant portion of its liquidity and capital resources to fund. As a result, this undertaking may require Kenon to seek additional liquidity, including seeking funding from its other business. For further information on the risks related to the significant capital requirements of our businesses, particularly Qoros, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Some of our businesses, particularly Qoros, have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.”

Our Businesses

Set forth below is a description of our businesses.

IC Power

IC Power, which accounted for 100% of our revenues and 112% of our percentage of combined EBITDA in the year ended December 31, 2014, and 98% of our assets as of December 31, 2014, is a holding company of international power generation businesses that develops medium-to-large-scale power facilities in rapidly growing markets. IC Power has operations in Peru, the Dominican Republic, Bolivia, El Salvador, Chile, Jamaica, Nicaragua, Colombia, Guatemala and Israel, and has investments and pipeline projects in Peru and Panama, consisting of power generation plants that utilize a range of fuel sources, including natural gas, hydroelectric, heavy fuel oil, diesel and wind. Collectively, IC Power’s operations had a capacity of approximately 2,642 MW as of December 31, 2014, and a capacity of approximately 3,846 MW, assuming the completion of IC Power’s construction projects, which includes its CDA and Samay I projects in Peru, and Kanan in Panama.

IC Power operates through equity interests (the percentage of holdings stated alongside each operating company are, in some cases, indirect holdings) in various operating companies, as set forth in the following graphic:

*	Includes a pipeline capacity of 1,110 MW under construction in Peru and 92 MW under construction in Panama.

Note: This chart excludes intermediate immaterial operating companies.

The following table sets forth summary operational information regarding each of IC Power’s operating companies and associates as of December 31, 20141:

Entity	Country	Percentage of Ownership (Rounded)	Energy Used to Operate Power Station	Capacity (MW)[2]	Month Commenced Commercial Operation (for greenfield) / Month Initially Acquired (for acquired companies)	Ranking by Capacity, in Country of Operation
Operating Companies
Inkia:

Kallpa	Peru	75%	Natural gas	870	July 2007	3

COBEE	Bolivia	100%	Hydroelectric and natural gas	228	June 2007	2

Central Cardones	Chile	87%	Diesel	153	December 2011	>10

Nejapa[3]	El Salvador	71%	Heavy fuel oil	140	June 2007	4

CEPP	Dominican Republic	97%	Heavy fuel oil	67	June 2007	10

JPPC[4]	Jamaica	100%	Heavy fuel oil	60	June 2007	7

Colmito	Chile	100%	Natural gas and diesel[5]	58	October 2013	>10

Total Inkia operating capacity				1,576

ICPI:

OPC	Israel	80%	Natural gas and diesel	440	July 2013	3

Total ICPI operating capacity				440

Investments
Pedregal	Panama	21%	Heavy fuel oil	54	June 2007	>10

Total IC Power operating capacity				2,070
Companies Acquired in 2014
Corinto	Nicaragua	65%	Heavy fuel oil	71	March 2014	4

Tipitapa Power	Nicaragua	65%	Heavy fuel oil	51	March 2014	7

Amayo I	Nicaragua	61%	Wind	40	March 2014	9

Amayo II	Nicaragua	61%	Wind	23	March 2014	15

Surpetroil	Colombia	60%	Natural gas	15	March 2014	>10

Kallpa – Las Flores	Peru	75%	Natural gas	193	April 2014	—

Puerto Quetzal[6]	Guatemala	100%	Heavy fuel oil	179	August 2014	4

Total acquired capacity				572

Total IC Power capacity, including acquired capacity				2,642

Project Pipeline

CDA	Peru	75%	Hydroelectric	510	—	—

Samay I7	Peru	75%	Diesel and natural gas	600	—	—

Kanan[8]	Panama	100%	Heavy fuel oil	92	—	—

Entrerios[9]	Colombia	60%	Natural gas	2	March 2015	—

Total pipeline capacity				1,204

Total IC Power capacity, including acquired and pipeline capacity				3,846

1.	Includes subsidiaries and associated companies not held for full-year 2014. Does not reflect 1,540 MW of capacity attributable to Edegel, which IC Power sold in September 2014.
2.	Total capacity reflects 100% of the capacity of all of IC Power’s operating companies and investments, regardless of IC Power’s ownership interest in the company.
3.	In January 2015, IC Power acquired Crystal Power’s 29% stake in Nejapa in connection with IC Power’s settlement of its shareholder dispute with Crystal Power, increasing IC Power’s ownership interest to 100%.
4.	In May 2014, IC Power acquired the remaining 84% stake in JPPC, increasing IC Power’s ownership interest to 100%.
5.	Colmito completed its conversion to dual-fuel and was connected to a natural gas pipeline in February 2015.
6.	In November 2014, Puerto Quetzal sold one of its three power barges, representing 55 MW of Puerto Quetzal’s 234 MW of capacity, to Kanan. As a result, Puerto Quetzal now operates two power barges with an aggregate capacity of 179 MW.
7.	On December 31, 2013, IC Power owned 100% of Samay I; IC Power’s ownership interest decreased to 75% in March 2014, as a result of Energía del Pacifico’s execution of its option for CDA shares.
8.	Kanan’s 92 MW capacity consists of (i) a 55 MW power barge purchased from Puerto Quetzal, as set forth above, and (ii) a 37 MW power barge purchased from CEPP in November 2014.
9.	A Surpetroil development project, which is expected to commence commercial operations in March 2015 and will include an additional 10 MW of capacity from Purificacion, another Surpetroil development project that commenced commercial operations in December 2014.

IC Power’s Strengths

Historical growth through successful greenfield developments and acquisitions – IC Power (directly, or through its predecessor Inkia) has invested approximately $2.4 billion (consisting of the assets’ purchase price plus, project financing / debt assumed, and investments by minority shareholders) in the acquisition, development and expansion of its generation assets, has completed 12 development projects and acquisitions (Kallpa I, II, III, IV, OPC, Central Cardones, Colmito, Nicaragua, JPPC, Surpetroil, Puerto Quetzal and Las Flores), and has 1,214 MW of pipeline capacity in Peru and Panama. IC Power leverages its core competencies – project identification, evaluation, acquisition or construction, and operation – to develop medium-to-large-scale power generation facilities in attractive markets with relatively high gross domestic product growth rates and relatively low levels of per capita energy consumption. In 2012, IC Power completed its third expansion of Kallpa’s generation plant, the largest power plant in Peru in terms of capacity, adding 293 MW of capacity and converting Kallpa’s facility into a closed-combined cycle. In 2013, IC Power completed its construction of OPC, a 440 MW combined cycle power plant, the first large-scale power generation plant in Israel. IC Power’s entry into turnkey engineering, procurement and construction, or EPC, agreements, has helped to limit its exposure to construction overruns in connection with its developed power plants.

Additionally, in 2014, IC Power completed 4 acquisitions, resulting in the addition of 7 generation assets, in four countries – Nicaragua, Colombia, Peru and Guatemala. IC Power also acquired the remaining the remaining 84% of JPPC’s outstanding equity interest, which increased IC Power’s equity interest in JPPC from 16% to 100%.

Attractive pipeline of greenfield development projects under construction – IC Power is currently developing two new facilities in Peru that are under construction: CDA – a 510 MW run-of-the-river hydroelectric project, and Samay I – a 600 MW open-cycle diesel and natural gas (dual-fired) thermoelectric project – the completion of which will increase IC Power’s capacity by approximately 1,110 MW.

CDA, which is 75% owned by IC Power, is a project to construct a run-of-the-river hydroelectric plant in central Peru. The plant will have an installed capacity of 510 MW, making CDA the largest private hydroelectric power plant ever constructed in Peru. Commercial operation of CDA’s hydroelectric plant is expected to commence in the second half of 2016. IC Power estimates that, as of December 31, 2014, construction of the CDA Project was approximately 2/3 completed.

Samay I, which is also 75% owned by IC Power, is a project to construct an open-cycle diesel and natural gas (dual-fired) thermoelectric plant in southern Peru, with an installed capacity of approximately 600 MW and at an estimated cost of $380 million. Samay I is expected to have three operational stages, illustrating IC Power’s strategy to develop assets that can be expanded through further investment: (i) operation as a cold reserve plant operating with diesel until natural gas becomes available in the area; (ii) operation as a natural gas-fired power plant once a new natural gas pipeline is built and natural gas becomes available to the facility and (iii) conversion of this facility to combined cycle operations. Commercial operation of Samay I is expected to commence in mid-2016. IC Power estimates that, as of December 31, 2014, construction of Samay I was approximately 1/3 completed.

In addition to CDA and Samay I, IC Power also has a number of other, earlier stage greenfield opportunities, that it is actively pursuing in order to support long term growth of the business. For example, Kanan, a wholly-owned IC Power subsidiary, is in the process of installing and operating (by September 2015) thermal generation units with a capacity of 92 MW in Panama in connection with a recently awarded bid.

As a result of IC Power’s sale of Edegel, its acquisition of various assets, as of December 31, 2014, IC Power’s operations are expected to have a capacity of approximately 3,846 MW upon the completion of IC Power’s pipeline projects.

Attractive footprint in high growth markets – IC Power’s operations are currently focused in Latin American and Caribbean markets – primarily Peru – each of which are characterized by relatively high rates of growth of gross domestic product and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power commenced commercial operation in Israel, operating the first large-scale private power generator in the country. IC Power expects growth in such markets, particularly Peru, and believes that such growth will drive increases in per capita energy consumption and will therefore offer IC Power the opportunity to generate attractive, risk-adjusted returns through additional investments in electricity generation assets.

IC Power is a leader in its core market, Peru, which represented 48%, 57% and 59% of IC Power’s EBITDA for the years ended December 31, 2014, 2013 and 2012, and 40%, 42% and 57% of IC Power’s operating capacity, respectively. Peru is one of the fastest growing economies in Latin America, with a 5-year average GDP growth of approximately 5.8% through 2014, according to the International Monetary Fund. IC Power’s largest asset, Kallpa, operates the largest power plant in Peru in terms of capacity. IC Power’s current development pipeline is expected to provide an additional 1,110 MW in capacity, to address the expected increase in Peruvian demand, partially as a result of the substantial investments made in connection with Peru’s energy-intensive mining industry, as well as provide an additional 92 MW in capacity in Panama.

Long-term power agreements that limit exposure to market fluctuations – IC Power’s operating companies typically enter into long-term power purchase agreements, limiting their exposure to fluctuations in energy spot market rates and generating strong and predictable cash flows, although IC Power operates in challenging jurisdictions that subject it to numerous regulatory or counterparty risks. In 2014, IC Power sold 91% of its aggregate capacity and energy sales, pursuant to long-term PPAs. A significant portion of IC Power’s PPAs are (i) indexed to the corresponding power plant’s operating fuel and/or (ii) provide for payment in U.S. Dollars, or are linked to the U.S. Dollar, thereby providing IC Power with hedges against fuel price and exchange rate fluctuations. IC Power’s long-term customers include governments, quasi-government entities, large local distribution companies, and non-regulated customers or users, including subsidiaries of large multi-national corporations, which IC Power believes have strong credit profiles, which mitigates the risk of customer default.

Optimized processes driving operational excellence – IC Power seeks to optimize its power generation process through its use of leading technologies (e.g., Siemens, General Electric, Mitsubishi and Andritz turbines), thereby enabling its power generation assets to perform at efficient and high reliability levels. IC Power believes that its strong operating performance has helped it to maintain strong availability rates, as indicated by IC Power’s generation plants’ weighted average availability rates of 94% and 95% in 2014 and 2013, respectively. IC Power’s operating performance is driven by its experienced staff, long-term service agreements with original equipment manufacturers, or OEMs, and the disciplined maintenance of its generation assets.

IC Power also seeks to optimize its revenue streams by monitoring, and adjusting as appropriate, the capacity it sells to consumers through the spot market, so as to maintain stability and minimize volatility in margins. In 2014, 9% of IC Power’s sales were on the spot market. IC Power’s management actively assesses the mechanisms by which it sells its capacity (i.e. PPA versus spot market sales) in light of fluctuating industry dynamics, seeking to achieve the optimum balance between the stability of earnings it achieves through long-term PPAs and the maximization of profit.

Experienced management team with strong local presence – IC Power’s management team has extensive experience in the power generation business. IC Power’s executive officers have an average of more than 17 years of experience in the power generation industry, and IC Power’s core management team have been working together in large generation companies since 1996. IC Power believes that this overall level of experience contributes to its ability to effectively manage its existing operating companies, identify, evaluate and integrate high quality growth opportunities within and outside Latin America.

IC Power’s local teams provide in-depth market knowledge and power industry experience. The management teams of IC Power’s operating companies consist primarily of local executives that have significant experience working in the local energy industry with local government regulators. IC Power believes the market-specific experience of its local management provides it with visibility into the local regulatory, political and business environment in each of the countries in which it operates.

IC Power’s management is compensated in part on the basis of the financial performance of the business, which incentivizes management to continue to improve operating results.

IC Power’s Strategies

Successfully develop and acquire generation assets in attractive markets – IC Power has developed core competencies in identifying, evaluating, constructing and operating greenfield development projects and acquisitions throughout Latin America, the Caribbean and Israel. IC Power seeks to develop generation assets in relatively stable, growing, economies with relatively low levels of per capita energy consumption. IC Power seeks to develop assets that can be expanded through further investment, providing IC Power with the ability to further expand an asset in connection with market trends and industry developments. For example, IC Power’s Las Flores asset, which commenced commercial operation in May 2010, has the necessary permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises.

IC Power also seeks to enter into, and/or expand its presence in attractive markets around the world by acquiring controlling interests in operating assets to anchor its geographical expansion. For example, IC Power recently acquired generation assets in Colombia, Nicaragua and Guatemala through its (i) acquisition of a 60% equity interest in Surpetroil, a Colombian company that utilizes stranded natural gas reserves, (ii) acquisition of ICPNH, which provides IC Power with controlling interests in two fuel oil and two wind energy Nicaraguan generation companies and (iii) acquisition of Puerto Quetzal, which provides IC Power with three power barges with fuel oil generators (one of which was recently sold to Kanan), and which represents IC Power’s initial entry into the Guatemalan power generation market.

Additionally, consistent with its strategy of acquiring controlling interests as a means of geographical expansion, in May 2014, IC Power increased its equity ownership in JPPC from 16% to 100%, which operates two diesel generation units operating on heavy fuel oil and a combined-cycle steam turbine plant in Jamaica.

Continue to finance greenfield development projects with the support of long-term PPAs – IC Power’s strategy of generating strong and predictable cash flows from long-term PPAs has enabled it to successfully secure bank and bond financing from a diverse international lender base for its development and construction projects. Where possible, and depending upon the operating fuel of the plant, IC Power seeks to enter into long-term capacity PPAs prior to committing to a project so as to accurately assess expected cash flows and margins of a particular development project in advance of committing to such project and facilitate project financing for such projects. For example, although CDA has yet to commence commercial operation, CDA has sourced and entered into long-term PPAs for a significant portion of its expected capacity and has contracted the vast majority of the estimated firm energy it expects to generate between 2018 and 2027. The cash flows associated with such PPAs have provided CDA with an attractive credit profile and assets for collateralization that have been used to finance its development. Similarly, the Peruvian government has guaranteed capacity revenue for 100% of Samay I’s expected capacity for a 20-year period at rates above regulated capacity rates.

Optimize portfolio to maximize shareholder value – IC Power regularly assesses its portfolio of operating companies and investments, seeking to concentrate its resources on expansion and acquisition opportunities that conform to its development strategies, i.e., projects that diversify its generation base, offer attractive, risk-adjusted return profiles, and in which IC Power can maintain a controlling interest. IC Power actively manages its portfolio in light of its debt repayment obligations, specific risk management and exposure concerns, changing industry dynamics in a particular country or region, and flexibility with respect to the funding of new projects. By selling its equity interests in certain of its assets, when and if appropriate, IC Power may also monetize a portion of the value created by its operating companies and investment. For example, in September 2014, IC Power sold its 21% equity interest in Edegel, a large, relatively mature, Peruvian generation company. The sale of Edegel provided IC Power with cash for use in its continuing capital investment/expansion programs and operations and/or for the repayment of a portion of Inkia’s outstanding bonds.

IC Power’s Industry Overview

IC Power’s operations are focused in Latin American and Caribbean markets – primarily Peru – that are characterized by relatively high rates of growth of GDP and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power commenced commercial operation in Israel, operating the first large-scale private power producer in the country.

In Latin America and the Caribbean, the power utility market generally allows for the sale and delivery of power from power generators (private- or government-owned) to distribution companies (private or government owned) and to industrial consumers. In these particular countries, there is typically structural segregation between the companies involved in power generation and the companies involved in power transmission and distribution. In most of these countries, the government operates the power grid, and transmission services are provided on an open access basis, i.e. the transmission company must transmit power through the grid, and in exchange, the transmission company charges a transmission rate set by the supervisory authority or based on a competitive process. In the markets where private- and government-owned entities compete in the power generation sector, transmission and distribution services are conducted subject to exclusive franchises, effectively regulating the transmission and distribution operations. Although permits are required in each of the countries in which IC Power operates, the markets in these countries generally have no material regulatory barriers to entry. The financial resources required to enter these markets and the significant costs associated with the construction of power facilities, however, pose barriers to entry.

The following table sets forth summary country information for the countries in which IC Power operates, as of December 31, 2014:

Market	2014 GDP[1]	GDP Compounded Annual Growth (2010 – 2014)[2]	Credit Rating[3]	Capacity (MW)	Reserve Margin[4]	GWh Consumption	GWh Consumption Compounded Annual Growth (2010 – 2014)
Inkia
Peru	208	5.8%	A3	8,725	52%	37,252	6.0%
Dominican Republic	62	3.9%	B1	3,736	46%	14,300	1.5%
Bolivia	34	5.6%	Ba3	1,617	16%	7,478	7.0%
El Salvador	25	1.9%	Ba3	1,485	30%	6,067	1.9%
Chile	264	4.3%	Aa3	20,291	50%	69,897	6.2%
Jamaica	14	0.5%	Caa3	938	27%	4,084	(0.3)%

Market	2014 GDP[1]	GDP Compounded Annual Growth (2010 – 2014)[2]	Credit Rating[3]	Capacity (MW)		Reserve Margin[4]	GWh Consumption		GWh Consumption Compounded Annual Growth (2010 – 2014)
Nicaragua	12	4.8%	B3	1,026		57%	4,073		5.2%
Colombia	400	5.0%	Baa2	15,555	[5]	38%	64,328	[5]	2.1%
Panama	45	9.1%	Baa2	2,704		44%	9,204		6.4%
Guatemala	58	3.6%	Ba1	2,554		36%	9,504		4.0%

ICPI
Israel	305	3.2%	A1	15,500	[6]	1%	56,900	[6]	3.0%

1.	Expressed in billions of USD at current prices. Source: International Monetary Fund.
2.	CAGR 2010-2014. Source: International Monetary Fund. Certain information related to 2013 and 2014 has been estimated.
3.	Government Bond Ratings, local currency. Source: Moody’s.
4.	A measure of available capacity over and above the capacity needed to meet normal peak demands.
5.	Source: Colombian UPME (Mining and Energy Planning Unit).
6.	Source: IEC financial statements for 2013 and OPC internal data. Represents sales of IEC and OPC only, and excludes other small independent power producers and cogeneration facilities.

The following discussion sets forth a brief description of the key electricity markets in which Inkia, the holding company of IC Power’s Latin American and Caribbean assets, operates.

Peru

The power utility market in Peru is the primary market of operation for IC Power and, driven by the growth in GDP, Peruvian energy consumption has grown in recent years. Peru’s natural resources and increasing global prices for commodities have led to increased energy-intensive mining activity, which has supported the increase in Peru’s energy consumption. An increase in domestic demand has also led to an increase in investments in value-added manufacturing processes to create products to serve the domestic market and for export.

According to the Peruvian National Institute of Statistics and Information (Instituto Nacional de Estadistica e Informatica), Peru had a population of approximately 31 million as of December 31, 2014. According to the Peruvian Central Reserve Bank (Banco Central de Reserva del Peru), Peruvian GDP grew by 2.4%, 5.8% and 6% in 2014, 2013 and 2012, respectively. In Peru, power is generally generated by companies which operate hydroelectric and natural gas based power stations. Hydroelectric plants and thermal accounted for 36% and 59% of Peruvian capacity, respectively, as of December 31, 2014, according to COES. In addition, 5% of Peru’s capacity was provided by renewable energy plants (e.g., solar, biomass, and run-to-the-river hydro plants). As of December 31, 2014, hydroelectric plants in Peru had a capacity of 3,159 MW, thermal plants in Peru had a capacity of 5,123 MW and renewable energy plants had a capacity of 443 MW, according to COES.

Since 1992, the Peruvian market has been operating based upon a “marginal generation cost” system. A government agency determines which generation facilities will be in operation at any given time with a view to maintaining minimum energy costs. Energy units are activated on a real-time basis; units with lower variable generation costs are activated first. The variable cost for the most recent generation unit activated in each time period determines the price of electricity in such time period for those generation companies that sell or buy power on the spot market.

Peruvian generation companies sell their capacity and energy under PPAs or in the spot market. The principal consumers under PPAs are distribution companies and other unregulated consumers. Under regulations governing the Peruvian power sector, customers with capacity demand between 200 kW and 2,500 kW may participate in the unregulated power market and enter into PPAs directly with generation companies. PPAs to sell capacity and energy to distribution companies for resale to regulated customers must be made at fixed prices based on public bids received by the distribution companies from generation companies or at the applicable bus bar tariff set by the OSINERGMIN. Generation companies are authorized to buy and sell capacity and energy in the spot market to cover their needs and the commitments under their PPAs.

The following table sets forth a summary of energy sales in the Peruvian market for the periods presented:

	Energy Sales Under PPAs
Year Ended December 31,	Distribution	Other Unregulated
	(GWh)
2010	16,810	12,682
2011	17,888	13,904
2012	18,961	14,661
2013	19,880	15,841
2014	20,732	16,520

Source: OSINERGMIN

The demand for power and electricity in Peru is served by a variety of generation companies, including Kallpa, Edegel, ElectroPeru, a state-owned generation company whose primary generation facilities are hydroelectric plants, Enersur S.A., a subsidiary of GDF Suez S.A., and Duke Energy Egenor S. en C. por A., a subsidiary of Duke Energy Corp.

The following table sets forth a summary of the principal generation companies in Peru, indicating their capacity by type of generation, as of December 31, 2014:

	Capacity as of December 31, 2014
	Hydro	Open-Cycle Natural Gas	Combined- Cycle Natural Gas	Coal	Heavy Fuel Oil	Dual Fuel	Other	Total
	(MW)
Enersur	137	—	814	140	157	498	—	1,746
Edegel1	755	309	485	—	—	103	—	1,652
ElectroPeru	886	—	—	—	16	—	—	902
Kallpa[2]	—	193	870	—	—	—	—	1,063
Egenor[3]	359	175	—	—	—	—	16	550
Other generation companies	1,022	461	570	—	139	193	427	2,812

Total	3,159	1,138	2,739	140	312	794	443	8,725

Source: COES

Nicaragua

According to the Comisión Economica Para America Latina y el Caribe, or CEPAL, Nicaragua had a population of approximately 6 million in 2014. According to the International Monetary Fund, Nicaraguan GDP grew by 4% in 2014; according to the International Monetary Fund, Nicaraguan GDP grew by an estimated 4.6% in 2014. Nicaraguan GDP grew by 4.0% and 5% in 2013 and 2012, respectively, according to CEPAL. Nicaragua’s interconnected power system has an installed capacity of approximately 1,026 MW, consisting of wind, hydroelectric, geothermal, and biomass power stations, using heavy fuel oil or diesel, which accounted for 18%, 11%, 8%, 5% and 58%, respectively, of Nicaragua’s capacity as of December 31, 2014. Nicaragua is also part of the SIEPAC, a $500 million project that connects Central American countries with each other through a 300MW transmission line, thereby permitting the creation of a Central American wholesale power generation market.

The following table sets forth a summary of capacity and energy sales in the Nicaraguan market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2010	661	112	3,086	237
2011	702	112	3,353	130
2012	728	72	3,536	91
2013	740	72	3,695	133
2014	749	72	3,933	140

Chile

According to the Chilean National Institute of Statistics, Chile had a population of approximately 18 million in 2014. According to the Central Bank of Chile (Banco Central de Chile), Chilean GDP grew by 1.8%, 4.3% and 5.5% in 2014, 2013 and

2012, respectively. Two of Chile’s four power systems represent a significant portion of its 20,291 MW electricity market. The largest of such systems is the Central Interconnected System, or SIC, which has a capacity of 15,181 MW, primarily consisting of hydroelectric, coal-based power stations and dual power stations using liquid natural gas or diesel, wind farms and solar power stations which accounted for 42%, 53%, 4% and 1%, respectively, of the SIC’s capacity as of December 31, 2014. SIC serves over 90% of the Chilean population. The remaining systems have capacity of 5,110 MW.

The following table sets forth a summary of capacity and energy sales in the SIC for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2010	4,639	941	35,939	5,123
2011	4,663	1,205	38,364	5,440
2012	4,754	1,438	36,967	9,315
2013	5,351	1,334	41,147	6,630
2014	5,832	1,248	44,234	8,032

Source: CDEC – SIC

Colombia

According to the World Bank, Colombia had a population of approximately 48 million in 2014. According to the Colombian National Administrative Department of Statistics, Colombia’s GDP grew by 4.6%, 4.9% and 4% in 2014, 2013 and 2012, respectively. Colombia’s interconnected power system has an installed capacity of approximately 15,555 MW, consisting of hydro, thermal power plants, minor plants and cogenerators, which accounted for 70%, 29%, 0.5% and 0.5%, respectively, of Colombia’s capacity as of December 31, 2014.

Guatemala

According to the National Institute of Statistics of Guatemala, Guatemala had a population of approximately 16 million in 2014. According to the Guatemala Central Bank, Guatemalan GDP grew by 4.0%, 3.7% and 3% in 2014, 2013 and 2012, respectively. Guatemala’s interconnected power system has an installed capacity of approximately 2,554 MW, consisting of hydro, diesel engines, and other technologies, which accounted for 37%, 26%, and 37%, respectively, of Guatemala’s capacity as of December 31, 2014.

The following table sets forth a summary of capacity and energy sales in the Guatemalan market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2010	1,468	—	6,984	1,138
2011	1,491	—	7,286	1,019
2012	1,533	—	7,500	1,056
2013	1,564	—	7,394	1,785
2014	1,536	—	8,223	1,899

El Salvador

According to the National Institute of Statistics of El Salvador’s Ministry of Economy (Dirección General de Estadísticas y Censos, Ministerio de Economía de El Salvador), El Salvador had a population of approximately 6 million in 2014.

According to the COPADES (Consultants for Corporate Development), Salvadorian GDP grew by 1.8%, 1.7% and 1.9% in 2014, 2013 and 2012, respectively. Hydroelectric plants accounted for 32% of El Salvador’s capacity as of December 31, 2014 and geothermal plants accounted for 12%, based upon information available from the SIGET. The remainder of El Salvador’s capacity is provided by thermal plants powered by heavy fuel oil, diesel and bio-mass. As of December 31, 2014, hydroelectric plants in El Salvador had a capacity of 473 MW, geothermal plants in El Salvador had a capacity of 183 MW, and thermal plants in El Salvador had a capacity of 829 MW.

Prior to August 2011, a market for capacity sales did not exist and consumers of electricity, including unregulated consumers, purchased only energy. However, as a result of regulatory changes, and similar to generation companies operating in the Peruvian market, Salvadorian generation companies sell capacity and energy under PPAs or in the spot market.

The following table sets forth a summary of capacity and energy sales in the Salvadorian market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2010	—	—	1,745	3,892
2011	555	404	2,745	3,011
2012	655	332	3,122	2,761
2013	715	285	3,823	2,177
2014	764	271	4,883	1,184

Source: Unidad de Transacciones

Dominican Republic

According to the Dominican Republic’s National Statistics Office (Oficina Nacional de Estadística), the Dominican Republic had a population of approximately 10 million as of December 2014. According to the Dominican Central Bank (Banco Central de la Republica Dominicana), Dominican GDP grew by 7.3%, 4.8% and 3.9% in 2014, 2013 and 2012, respectively; the significant growth in 2014 primarily resulted from the decline in international fuel prices. Based upon information available from the Coordinating Body (Organismo Coordinador), or OC, as of December 31, 2014, fuel-oil plants accounted for 47% of the Dominican capacity and hydroelectric plants accounted for 16%. For information on trends relating to the price of heavy fuel oil, see “Item 5D. Trend Information.”

The remainder of Dominican capacity is provided by open-cycle and combined-cycle plants fueled by natural gas, and thermal plants fueled by coal. As of December 31, 2014, hydroelectric plants in the Dominican Republic had a capacity of 592 MW, and thermal plants in the Dominican Republic had a capacity of 3,065 MW, according to the OC.

The Dominican Republic suffers from the large-scale theft of power. As the tariff charged to consumers does not fully cover the generation and distribution costs associated with the generation of energy, subsidies from the government of the Dominican Republic are required in order to recoup some of the losses resulting from the theft of power.

Dominican generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Dominican market for the periods presented:

	Capacity Sales			Energy Sales
	Under PPAs			Under PPAs
Year Ended December 31,	Distribution	Other Unregulated	Spot Market	Distribution	Other Unregulated	Spot Market
	(MW)			(GWh)
2010	1,366	115	337	10,165	1,026	926
2011	1,377	111	529	9,877	1,107	2,615
2012	1,429	238	634	11,084	1,792	2,657
2013	1,676	212	569	10,929	2,164	3,114
2014	1,453	163	822	10,045	1,389	4,109

Source: OC

Jamaica

According to the World Bank, Jamaica had a population of approximately 3 million in 2014. According to the Statistical Institute of Jamaica, Jamaican GDP decreased by 0.5%, and grew by 0.2% and 0.5% in 2014, 2013 and 2012, respectively

Jamaica’s interconnected power system has an installed capacity of approximately 938 MW, consisting of thermal, hydro and other power, which accounted for 93%, 3%, and 4%, respectively, of Jamaica’s capacity as of December 31, 2014.

The following table sets forth a summary of capacity and energy sales in the Jamaican market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2010	789	—	4,137	—
2011	789	—	4,137	—
2012	854	—	4,135	—
2013	854	—	4,142	—
2014	941	—	4,084	—

Panama

According to the World Bank, Panama had a population of approximately 4 million in 2014. According to the National Institute of Statistics and Census of Panama, Panamanian GDP grew by 6.2%, 8.4% and 10.8% in 2014, 2013 and 2012, respectively. Panama’s interconnected power system has an installed capacity of approximately 2,704 MW, consisting of hydro, fuel, and other technologies, which accounted for 53%, 32%, and 15%, respectively, of Panama’s capacity as of December 31, 2014.

The following table sets forth a summary of capacity and energy sales in the Panamanian market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2010	955	105	6,868	1,442
2011	1,089	79	6,696	2,053
2012	1,280	59	7,217	1,884
2013	1,387	41	7,359	2,615
2014	1,518	50	7,542	3,193

An energy deficit has accumulated in Panama’s generation market, and such deficit has recently increased as a result of an extended dry season, which led to increased electricity shortages. In 2014, as an emergency measure, the Panamanian government called for an emergency bid to attempt to cover electricity shortfalls in the short-term.

Bolivia

According to the Bolivian National Institute of Statistics (Instituto Nacional de Estadistica), Bolivia had a population of approximately 10 million as of 2014. According to the Bolivian Central Bank (Banco Central de Bolivia), Bolivian GDP grew by 5.2%, 5.3% and 5.0% in 2014, 2013 and 2012, respectively. Based upon information available from the CNDC, as of December 31, 2014, thermal plants fueled by natural gas accounted for 69% of Bolivian capacity and hydroelectric plants accounted for 31%. As of December 31, 2014, thermal plants in Bolivia had capacity of 1,123 MW and hydroelectric plants in Bolivia had a capacity of 493 MW, according to the CNDC.

Following the nationalization of Empresa Eléctrica Guaracachi S.A., Empresa Eléctrica Valle Hermoso S.A. and Empresa Eléctrica Corani S.A. in May 2010 by the Government of Bolivia, all of the generation companies currently developing power projects in Bolivia are government-owned entities. It is unclear whether the Government of Bolivia will continue nationalizing entities involved in its power utility market and it is unclear whether such nationalization (if any) would be adequately compensated for by the Bolivian Government. For further information on the Bolivian Government’s acts of nationalization, see “Item 3D. Risk Factors – Risks Related to IC Power – The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

Bolivian generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Bolivian market for the periods presented:

	Capacity Sales			Energy Sales
	Under PPAs			Under PPAs
Year Ended December 31,	Distribution	Other Unregulated	Spot Market	Distribution	Other Unregulated	Spot Market
	(MW)			(GWh)
2010	—	50	959	—	382	5,432
2011	—	47	1,005	—	368	5,934
2012	—	43	1,060	—	369	6,236
2013	—	47	1,119	—	368	6,645
2014	—	44	1,254	—	357	7,121

Source: CNDC

In Bolivia, wages are periodically increased by governmental decree and, as a result, labor costs, which already represent a significant portion of the operating expenses of Bolivian generation and distribution companies, are expected to continue to increase and represent a greater portion of generation expenses.

The following discussion sets forth a brief description of Israel, the electricity market in which ICPI operates.

Israel

According to the Israel Central Bureau of Statistics, Israel had a population of approximately 8 million as of December 31, 2014. According to the Bank of Israel, Israeli GDP grew by 2.6%, 3.3% and 3.4% in 2014, 2013 and 2012, respectively. Israel’s power generation units utilize fossil fuels almost exclusively. Natural gas plants, coal fuel plants, diesel power plants and renewable fuel plants accounted for approximately 59%, 31%, 7% and 3% of Israel’s installed capacity as of December 31, 2014, respectively, based upon information available from IEC’s financial reports for 2014 and the PUAE. As of December 31, 2014, the installed capacity in Israel was approximately 15,500 MW, of which 9,200 MW is natural gas power facilities in Israel.

Until recently, the state-owned IEC operated as the sole provider of electricity in Israel. However, PUAE incentives have encouraged private investments in the Israeli power generation market and OPC, and other private developers, now operate in the market with significant capacity. As of December 31, 2014, OPC and other private developers operated in the market with a capacity of approximately 2,046 MW. Sales of private producers are generally made on the basis of PPAs for the sale of energy to customers, with prices linked to the tariff issued by the PUAE. The PUAE operates a time of use tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day.

The following table sets forth a summary of energy sales in the Israeli market for the periods presented:

Energy Sales
Year Ended December 31,	Distribution[1]
(GWh)
2010	52,000
2011	53,100
2012	57,900
2013	56,900

1.	Distribution information for the year ended December 31, 2014 was unavailable as of the date of this annual report.

IEC has been classified by the Electricity Market Law as an “essential service provider” and, as such, is subject to basic obligations concerning the proper management of the Israeli power utility market. These obligations include the filing of development plans, management of Israel’s power system, management of Israel’s power transmission and distribution systems, provision of backup and infrastructure services to private power producers and consumers, and the purchase of power from private power producers.

For information on the risks related to changes in Israel’s regulatory environment, see “Item 3D. Risk Factors – Risks Related to IC Power – The production and profitability of private power generation companies in Israel may be adversely affected by changes in Israel’s regulatory environment.”

IC Power’s Description of Operations

IC Power’s operations are focused in Latin American and Caribbean markets – primarily Peru – that are characterized by relatively high rates of GDP growth and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power commenced commercial operation in Israel, operating the first large-scale private power plant in the country. Collectively, IC Power’s operations had a capacity of 2,642 MW as of December 31, 2014, and a capacity of 3,846 MW, assuming the completion of IC Power’s construction projects, which includes its CDA and Samay I projects in Peru, and Kanan in Panama. IC Power’s portfolio includes power generation plants that operate on a range of fuel sources, including natural gas, hydroelectric, heavy fuel oil, diesel and wind.

IC Power owns, operates and develops power plants to generate and sell electricity to distribution companies and unregulated consumers under long-term PPAs and to the spot market. IC Power’s largest asset is its Kallpa facility, a combined-cycle plant in Peru that includes three gas-fired generation turbines and is the largest power plant in Peru, in terms of capacity. In 2014, 91% of IC Power’s energy and capacity sales were pursuant to long-term PPAs, reducing IC Power’s exposure to fluctuating electricity and fuel prices. During the year ended December 31, 2014, IC Power sold 5,794 GWh of electricity, representing 38% of volume sold, to distribution companies, 8,113 GWh of electricity, representing 53% of volume sold, to consumers in the unregulated markets and 1,365 GWh of electricity, representing 9% of volume sold, in the spot markets. IC Power sold 15,272 GWh of electricity during the year ended December 31, 2014. During the year ended December 31, 2014, IC Power’s operations in Peru generated 32% of IC Power’s consolidated revenues and 48% of IC Power’s EBITDA.

The following charts set forth the relative percentage of IC Power’s capacity by energy source as of December 31, 2014, and as adjusted to reflect the completion of all projects under construction as of December 31, 2014:

Actual	As Adjusted

The following discussion sets forth a brief description of the companies through which IC Power operates: Inkia, through which IC Power conducts its operations throughout Latin America and the Caribbean, and ICPI, through which IC Power conducts its Israeli operations.

Inkia

The following chart sets forth the relative percentage of Inkia’s capacity by country, as of December 31, 2014:

The following table sets forth summary financial information for Inkia’s subsidiaries and associates for the year ended December 31, 2014:

Year Ended December 31, 2014
Entity[1]	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA[2]	Net income	Distributions Received	Assets[3]	Outstanding debt[4]	Net debt[5]
(in millions of USD, unless otherwise stated)
Operating Companies
Kallpa	75	$437	$270	$154	$50	$22	$729	$453	$428
COBEE	100	41	18	18	9	23	167	85	43
Central Cardones	87	11	2	7	(1)	—	119	48	44
Nejapa[6]	71	131	118	10	4	—	66	—	(23)
CEPP	97	72	56	15	9	18	55	30	22
JPPC[7]	100	41	39	—	(2)	—	95	8	5
Colmito	100	38	36	2	—	—	35	20	19
ICPNH[8]	61-65	125	98	23	6	11	209	109	93
Surpetroil[9]	60	9	3	4	2	—	19	3	2
Puerto Quetzal[10]	100	34	29	2	(1)	15	105	32	14
SCCP[11]	100	—	—	14	19	29	—	—	—
Inkia &others	100	20	15	(5)	121	4	1,546	1,036	602

Total Inkia subsidiaries	—	$959	$684	$244	$216	$122	$3,145	$1,824	$1,249

Investments
Pedregal	21	$80	$61	$17	$9	$2	$47	$15	$3

Total investments	—	$80	$61	$17	$9	$2	$47	$15	$3

1.	Does not reflect the summary financial information of (i) Inkia, IC Power’s primary holding company, and other holdings and (ii) Cenergica, a wholly-owned subsidiary that maintains a fuel depot and marine terminal in El Salvador.
2.	“EBITDA” for each entity is defined as income (loss) for the year before depreciation and amortization, finance expenses, net, income tax expense (benefit) and asset write-off, excluding share in income from associates measurement to fair value of our-existing share, negative goodwill and the Edegel sale.

EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of profitability since it does not take into consideration certain costs and expenses that result from each business that could have a significant effect on its net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

The following table sets forth a reconciliation of net income to EBITDA for Inkia and its main subsidiaries for the periods presented:

	Kallpa	COBEE	Central Cardones	Nejapa	CEPP	JPPC
	(in millions of USD)
Income (loss) for the year	$50	$9	$(1)	$4	$9	$(2)
Depreciation and amortization	46	3	4	5	3	2
Finance expenses, net	35	4	2	—	—	1
Income tax expense (benefit)	23	2	2	1	3	(1)
Asset write-off	—	—	—	—	—	—
Share in income from associates	—	—	—	—	—	—
Measurement to fair value of pre-existing share	—	—	—	—	—	—
Negative Goodwill	—	—	—	—	—	—
Edegel Sale	—	—	—	—	—	—

EBITDA	$154	18	$7	$10	$15	$0

	Colmito	ICPNH	Surpetroil	Puerto Quetzal	SPPC	Inkia and others	Total
	(in millions of USD)
Income (loss) for the year	$—	$6	$2	$(1)	$128	$12	$216
Depreciation and amortization	1	8	1	1	—	9	83
Finance expenses, net	1	7	1	1	7	24	83
Income tax expense	—	2	0	1	48	(12)	69
Asset write-off	—	—	—	—	—	35	35
Share in income from associates	—	—	—	—	(12)	(2)	(14)
Measurement to fair value of pre-existing share	—	—	—	—	—	(3)	(3)
Negative Goodwill	—	—	—	—	—	(68)	(68)
Edegel Sale	—	—	—	—	(157)	—	(157)

EBITDA	$2	$23	$4	$2	$14	$9	$244

3.	Reflects assets after elimination and consolidation adjustments.
4.	Includes short-term and long-term debt.
5.	Net debt is defined as total debt attributable to each of Inkia’s subsidiaries, minus the cash and short term deposits and restricted cash such companies. Net debt is not a measure of liabilities in accordance with IFRS. The table below sets forth a reconciliation of net debt to total debt for Inkia and the relevant Inkia operating companies.

	Kallpa	COBEE	Central Cardones	Nejapa	CEPP	JPPC	Colmito	ICPNH	Surpetroil	Puerto Quetzal	Inkia and Other(1)	Total
	(in millions of USD, unless otherwise indicated)
Total debt	$453	$85	$48	$—	$30	$8	$20	$109	$3	$32	$1,036	$1,824
Cash	$25	$42	$4	$23	$8	$3	$1	$16	$1	$18	$434	$575

Net debt	$428	$43	$44	$(23)	$22	$5	$19	$93	$2	$14	$602	$1,249

(1)	Includes Inkia and other companies.

6.	In January 2015, IC Power acquired Crystal Power’s 29% stake in Nejapa in connection with IC Power’s settlement of its shareholder dispute with Crystal Power. Figures include amounts related to Nejapa’s branch and main office.
7.	Reflects 100% of JPPC’s financial results for the period, notwithstanding IC Power’s ownership interest of 16% in JPPC prior to IC Power’s purchase of the remaining 84% stake in May 2014. Figures include JPPC and Private Power Operator Ltd (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Reflects 100% of ICPNH’s financial results for the period, notwithstanding IC Power’s purchase of ICPNH in March 2014. Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
9.	Reflects 100% of Surpetroil’s financial results for the period, notwithstanding IC Power’s purchase of its 60% ownership interest in Surpetroil in March 2014. Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
10.	Reflects 100% of Puerto Quetzal’s financial results for the period, notwithstanding IC Power’s purchase of Puerto Quetzal in September 2014. Figures include Puerto Quetzal and Poliwatt Limited (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
11.	Southern Cone Power Peru S.A., the wholly-owned subsidiary that previously held IC Power’s indirect interest in Edegel prior to September 2014.

The following table sets forth summary operational information for Inkia’s subsidiaries and associates for the year ended December 31, 2014:

Year Ended December 31, 2014
Entity	Capacity (MW)	Energy generated (GWh)	Availability factor (%)	Average heat rate[1]
Operating Companies
Kallpa	1,063	5,924	97	7,117
COBEE	228	1,086	91	13,786
Central Cardones	153	—	97	12,238
Nejapa	140	376	97	9,597
CEPP	67	242	89	9,539
JPPC	60	410	85	8,306
Colmito	58	6	95	8,521
ICPNH	185	1,057	95	9,012
Surpetroil	15	24	84	14,900
Puerto Quetzal	179	490	97	9,116

Total Inkia subsidiaries	2,148	9,630	—	—

Investments
Pedregal	54	404	93	8,106

Total investments	54	404	93	8,106

1.	Heat rate is defined as the number of BTUs of energy contained in the fuel required to produce a kilowatt-hour of energy (btu/kWh) for thermal plants.

Set forth below is a summary of Inkia’s operating assets.

Peru

Kallpa

Kallpa is 75% owned by IC Power; the remaining 25% is held by Energía del Pacífico S.A., or Energía del Pacífico, a member of the Quimpac group. Kallpa is IC Power’s largest asset and owns and operates the largest power generation facility in Peru, in terms of capacity. Kallpa’s thermoelectric plant has a capacity of 870 MW, representing 12% of the total capacity in Peru. Following the 2012 conversion of this plant’s three natural gas powered open-cycle generation turbines into a combined cycle with a 293 MW steam turbine, the plant primarily utilizes natural gas for its operations. IC Power completed the conversion of Kallpa’s facility in August 2012, at a cost of $337 million. In April 2014, Kallpa completed its $114 million purchase of the 193 MW single turbine natural gas fired plant “Las Flores,” which commenced commercial operations in May 2010 and is located in Chilca, Peru, increasing Kallpa’s capacity from 870 MW to 1,063 MW. Kallpa has two power plant sites. The 870 MW Kallpa site has a long-term contract for the supply of natural gas to it for up to 100% of its installed capacity. The 193 MW Las Flores site has a long-term contract for the supply of natural gas to it for the generation of approximately 100 MW. Additionally, Las Flores has permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises.

During the years ended December 31, 2014, 2013 and 2012, Kallpa generated revenues of $437 million, 394 million and $276 million, respectively, representing 32%, 45% and 48% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2014, Kallpa generated 5,924 GWh of energy, representing 14% of the Peruvian interconnected system’s energy requirements. Kallpa has committed to sell over 50% of its available energy (in MWh) in every year up to 2021.

The following table sets forth certain information regarding each of Kallpa’s turbines for each of the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Turbine	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Kallpa I	2007	186	1,244	96	1,250	96	1,146	96
Kallpa II	2009	194	1,267	97	1,229	96	1,210	88
Kallpa III	2010	197	1,263	96	1,212	94	1,286	92
Kallpa IV1	2012	293	2,028	98	1,767	86	642	97
Las Flores	2014	193	122	96	—	—	—	—

Total		1,063	5,924		5,458		4,284

1.	Kallpa IV is the steam turbine constructed to convert the Kallpa plant to combined cycle, which commenced operations in August 2012.

Kallpa’s turbines are maintained according to a predefined schedule based upon the running hours of each engine and the manufacturer specifications particular to it. Kallpa anticipates the first maintenance of its Kallpa IV turbine to occur in 2017 or 2018. Kallpa’s maintenance schedule is coordinated with, and approved by, the COES. Kallpa is also party to a services contract with Siemens Energy, Inc. and a supply and support contract with Siemens Power Generation, Inc., each of which provides for an 18-year term of service for each of the Kallpa I, II and III turbines, or the equivalent of 100,000 hours of operation, beginning in March 2006, in December 2007, and in July 2008, respectively.

IC Power, through Inkia, has entered into a shareholders agreement, which grants protective minority rights to Kallpa’s minority shareholder. For further information on IC Power’s shareholder agreements, see “– IC Power’s Shareholder Agreements” and for further information on the risks related to IC Power’s shareholder agreements, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power has granted rights to the minority holders of certain of its subsidiaries.”

CDA

CDA is 75% owned by IC Power; the remaining 25% is held by Energía del Pacífico. In October 2010, Kallpa entered into – and in May 2011, Kallpa transferred to CDA – a concession agreement with the Government of Peru granting Kallpa the right to construct and operate a run-of-the-river hydroelectric project on the Mantaro River in central Peru, or the CDA Project. The plant will have an installed capacity of 510 MW.

It is expected that CDA will commence commercial operation of the hydroelectric plant, in the second half of 2016. Construction of the hydroelectric plant is underway (approximately 64% advanced) and there is no certainty that the facility will be constructed in accordance with current expectations. CDA has not yet commenced commercial operation and has not yet recognized any revenues or operating income from its operations. CDA has entered into two master PPAs – a 10-year, approximately $76 million per full year PPA and a 15-year, approximately $94 million per full year PPA – which will account for 402 MW, a significant portion of CDA’s expected capacity. Inkia has also provided bank guarantees of approximately $16 million to secure obligations under the master PPAs.

The CDA Project is estimated to cost approximately $910 million, including a $50 million budget for contingencies. The CDA Project is financed with a $591 million syndicated credit facility, representing 65% of the total estimated cost of the project, with export credit agencies, development banks and private banks, and collateralized by the assets of the project, which we refer to as the CDA Project Finance Facility. The remaining 35% of the CDA Project’s cost has been financed with equity from each of Inkia and Energía del Pacífico, in proportion to their ownership interests in CDA. IC Power has invested $239 million in CDA, representing IC Power’s portion of its equity funding commitment for this project. Energía del Pacifico has invested $80 million in CDA, representing Energía del Pacifico’s portion of its equity funding. In connection with the CDA Project Finance Facility, each of Inkia and Energía del Pacífico entered into an equity contribution and retention agreement with the administrative agent under the CDA Project Finance Facility and agreed, among other things, to provide contingent equity and credit support to cover cost overruns (this support obligation is limited to $44 million in the case of IC Power). As of December 31, 2014, CDA has invested $647 million into the development of the CDA Project and has drawn $462 million under the CDA Project Finance Facility. For further information regarding the terms of the CDA senior secured syndicated credit facility, see “Item 5B. Liquidity and Capital Resources – IC Power’s Liquidity and Capital Resources – IC Power’s Material Indebtedness – CDA Project Finance Facility.”

In November 2011, CDA and Astaldi S.p.A. and GyM S.A., as contractors operating under the consortium name of Consorcio Rio Mantaro S.A., or Rio Mantaro, individually entered into a turnkey engineering, procurement and construction contract for the CDA Project, which we refer to as the CDA EPC, pursuant to which each of Astaldi S.p.A. and GyM S.A. committed, on a joint and several basis, to construct the CDA Project by February 2016 and provide all services necessary for the design, engineering, procurement, construction, testing and commissioning of the CDA Project for approximately $700 million, payable on a monthly basis to Rio Mantaro based upon construction completed in the previous calendar month. CDA’s payments to Rio Mantaro are subject to adjustments made in accordance with the CDA EPC.

In April 2014, Astaldi S.p.A. and GyM S.A., the contractors under the CDA EPC delivered a claim to CDA, demanding a six-month extension for the completion of the CDA Project (from early 2016 to the second half of 2016) and an approximately $92 million increase in the total contract price of the CDA Project. In March 2015, IC Power and the CDA EPC contractors amended the CDA EPC to address such claims. Pursuant to the amendment, which is subject to CDA’s lender’s approval, IC Power has agreed to pay, subject to the achievement of certain milestones, an additional $40 million, subdivided into 4 payments over the course of the remaining construction period, and has granted the extensions previously requested by the CDA EPC contractors, which range between four and six months in length, depending upon the applicable CDA unit. For further information on the amendment of the CDA EPC, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – IC Power – Settlement Agreement with CDA EPC Contractors.”

Should CDA experience an additional delay in the commencement of its commercial operation, CDA’s 15-year master PPA would require CDA to pay to a penalty. Although the terms of the CDA EPC entitle CDA to demand the payment of liquidated damages from Rio Mantaro due to delays in the commercial operation of CDA, there is no certainty that such payments, if received, would cover the entirety of the penalties imposed by the PPA.

Samay I

Samay I is 75% owned by IC Power; the remaining 25% is held by Energía del Pacífico. On November 29, 2013, Samay I won a public bid auction conducted by the Peruvian Investment Promotion Agency to build an open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600 MW at an estimated cost of $380 million, approximately 80% of which is to be financed with a $311 million seven-year syndicated secured loan agreement with Bank of Tokyo, Sumitomo and HSBC and approximately 20% of which has been financed with equity from each of Inkia and Energía del Pacífico. Samay I is expected to have three operational stages: (i) as a cold reserve plant operating with diesel until natural gas becomes available in the area, which is not expected to occur before 2018; (ii) as a natural gas-fired power plant once a new natural gas pipeline is built and natural gas becomes available to the facility; and (iii) as a combined cycle thermoelectric plant. Samay I’s agreement with the Peruvian government is for a 20-year period, with fixed monthly capacity payments and pass-through of all variable costs during the cold reserve phase, representing an aggregate amount of approximately $1 billion over the 20-year term of this agreement. In connection with the construction of its facility, Samay I has entered into three EPCs with the following parties: (i) Posco, for the design, construction and installation of the power station; (ii) Abengoa for the construction of the transmission line; and (iii) Siemens for the construction of the substation. Construction of Samay I’s thermoelectric plant is in its early stages and there is no certainty that the facility will be constructed in accordance with current expectations. Samay I has not yet commenced commercial operation and has not yet recognized any revenues or operating income from its operations. It is expected that Samay I will commence commercial operation of the thermoelectric plant in mid-2016, in accordance with the terms of its agreement with the Peruvian government. As of December 31, 2014, Samay I has invested $110 million into the development of the facility and has drawn $153 million under its credit facility.

Edegel

Prior to September 2014, Edegel, the largest generator of electricity in Peru, was 21% owned by IC Power (via Inkia’s wholly-owned subsidiary Southern Cone, which had a 39% equity interest in Generandes, an entity that, in turn, has a 54.2% equity interest in the outstanding shares of Edegel). Empresa Nacional de Electricidad S.A., or Endesa Chile, a subsidiary of Enel SpA, one of the world’s largest electricity companies, owned 29.4% of Edegel; the remaining shares were held publicly. Endesa Chile also owned 61% of Generandes. In September 2014, IC Power completed the sale of its interest in Edegel.

During the year ended December 31, 2014, Edegel contributed $30 million in dividends to IC Power, and represented 86% of IC Power’s share in income of associated companies. As IC Power maintained a non-controlling interest in Edegel and accounted for Edegel’s ownership in its share in income of associated companies, the consummation of sale of Edegel will not impact IC Power’s consolidated revenues.

Nicaragua (ICPNH)

ICPNH, formerly known as AEI Nicaragua, is 100% owned by IC Power as of March 31, 2014. ICPNH owns and operates four power generation plants located throughout Nicaragua through its indirect (i) 65% equity interest in Corinto, (ii) 65% equity interest in Tipitapa Power, (iii) 61% equity interest in Amayo I, and (iv) 61% equity interest in Amayo II. Corinto and Tipitapa Power, which have a combined capacity of 122 MW, are powered by heavy fuel oil. Amayo I and Amayo II have a combined capacity of 63 MW of wind power energy. Collectively, these four entities represent a capacity of 185 MW, approximately 16% of the total capacity of the Nicaraguan interconnected system.

During the year ended December 31, 2014, ICPNH generated $125 million of consolidated revenue from its operations, representing 9% million of IC Power’s consolidated revenues. During the years ended December 31, 2013 and 2012, which were prior to IC Power’s purchase of ICPNH, ICPNH generated revenues of $171 million and $182 million, respectively. During the year ended December 31, 2014, ICPNH generated 1,057 GWh of energy, representing 26% of the Nicaraguan interconnected system’s energy requirements. ICPNH has committed to sell its available energy (in MWh), as follows:

•	Corinto has committed to sell over 97.5% of its available energy (in MWh) in every year up to December 2018;

•	Tipitapa Power has committed to sell 100% of its available energy (in MWh) in every year up to December 2018;

•	Amayo I has committed to sell 100% of its available energy (in MWh) in every year up to March 2024; and

•	Amayo II has committed to sell 100% of its available energy (in MWh) in every year up to March 2025.

The following table sets forth certain information for ICPNH’s plants for each of the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Corinto	1999	71	461	93	481	92	495	93
Tipitapa Power	1999	51	322	98	322	97	364	97
Amayo I	2009	40	171	98	145	97	158	99
Amayo II	2010	23	103	96	94	97	102	98

Total		185	1,057		1,042		1,119

Chile

Central Cardones

Central Cardones is 87% owned by IC Power; the remaining 13% is held by SWC, Central Cardones’ former owner. Central Cardones owns and operates one open-cycle diesel Siemens turbine located in the north part of the SIC and is the first Chilean power facility within the IC Power portfolio. Central Cardones has capacity of 153 MW, representing 1% of the total capacity of Chile. Central Cardones’ power plant is operated using diesel as a peaking unit, a facility that is used primarily for cold reserve capacity and that generally operates in extraordinary situations. Central Cardones receives revenues from its allocation of available system capacity and does not have any customers. During the years ended December 31, 2014, 2013 and 2012, Central Cardones generated revenues of $11 million, $11 million and $14 million, respectively, representing 1%, 1% and 2% of IC Power’s consolidated revenues, respectively.

The following table sets forth certain information for Central Cardones’ plant for each of the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Central Cardones	2009	153	0.04	97	—	98	0.47	100

Colmito

Colmito is 100% owned by IC Power. Colmito, which IC Power acquired in October 2013, owns and operates a dual fuel open-cycle Rolls Royce aeroderivative turbine that commenced operation in August 2008. Although Colmito previously operated with fuel oil as a backup for the SIC, Colmito was connected to a natural gas pipeline in February 2015, and Colmito has begun to utilize natural gas to generate its energy requirements. Colmito’s generation facility is located in central SIC. Colmito has capacity of 58 MW, representing 0.4% of the total capacity of Chile.

During the years ended December 31, 2014 and 2013, Colmito generated revenues of $38 million and $533 thousand (during November and December 2013, the months subsequent to IC Power’s purchase of Colmito), respectively, representing 3% and 0.1% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2014, Colmito generated 5.9 GWh of energy, representing 0.01% of the SIC system’s energy requirements. Colmito has committed to sell over 50% of its available energy (in MWh) in every year up to 2017.

The following table sets forth certain information for Colmito’s plant for each of the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Colmito	2008	58	5.9	95	46	91	1	98

Colombia (Surpetroil)

Surpetroil is 60% owned by IC Power; the remaining 40% is owned by Yesid Gasca Duran. Surpetroil is dedicated to power generation utilizing stranded and associated natural gas reserves and operates natural gas plant located in Tesalia, Huila, Colombia. Surpetroil also transports and distributes compressed natural gas within Colombia. Surpetroil has a generation capacity of 15 MW, representing approximately 0.1% of the total capacity in the Colombian interconnected system. Surpetroil is party to two major PPAs, both of which expire in 2015, and have not yet been extended or replaced with one or more PPAs on comparable terms.

During the year ended December 31, 2014, Surpetroil generated $9 million of consolidated revenue from its operations (during April-December 2014, the months subsequent to IC Power’s purchase of Surpetroil), representing 1% of IC Power’s consolidated revenues. During the years ended December 31, 2013 and 2012, which were prior to IC Power’s purchase of Surpetroil, Surpetroil generated revenues of $11 million and $12 million, respectively, from its operations. During the year ended December 31, 2014, Surpetroil generated 24 GWh of energy, and primarily provided energy to EMGESA, an affiliate of Endesa Chile, via a 4km transmission line to its El Quimbo hydro project. Surpetroil has committed to sell over 50% of its available energy (in MWh) until October 2015.

		As of December 31, 2014	Years Ended December 31,
			2014			2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor		Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)		(GWh)	(%)	(GWh)	(%)
La Hocha	2011	5	23	98		22	97	23	97
Purificación	2014	10	1	1	[1]	—	—	—	—

1.	As a result of gas unavailability during December 2014.

Guatemala (Puerto Quetzal)

Puerto Quetzal, which represents IC Power’s initial entry into the Guatemalan power generation market, is 100% owned by IC Power. Puerto Quetzal, which IC Power acquired in September 2014 for cash consideration of $35 million, utilized three floating power barges with fuel oil generators, representing 234 MW, at the time of its acquisition. In November 2014, Puerto Quetzal sold one of its three power barges, representing 55 MW of Puerto Quetzal’s 234 MW of capacity, to Kanan for $24 million. As a result, Puerto Quetzal now operates two power barges with an aggregate capacity of 179 MW.

Puerto Quetzal’s PPAs, representing approximately 172 MW of its capacity, with the Guatemalan distribution companies expire in 2015, and have not yet been extended or replaced with one or more PPAs on comparable terms.

During the year ended December 31, 2014, Puerto Quetzal generated 490 GWh of energy, representing 4% of the Guatemalan system’s energy requirements and contributed $33 million (during September – December 2014, the months subsequent to IC Power’s purchase of Puerto Quetzal) to IC Power’s consolidated revenues.

The following table sets forth certain information for Puerto Quetzal’s plant for each of the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Puerto Quetzal	1999	179	490	97	525	95	595	93

El Salvador (Nejapa)

Nejapa is 100% owned by IC Power, as a result of IC Power’s January 2015 acquisition of Crystal Power’s 29% stake in Nejapa for $20 million, in connection with IC Power’s settlement of its shareholder dispute with Crystal Power. Prior to the December 2014 settlement agreement with Crystal Power, IC Power owned 71% of Nejapa’s outstanding equity.

Nejapa generates power in El Salvador from 27 diesel generators (located in a single facility), that are powered by heavy fuel oil. Nejapa has a capacity of 140 MW, representing approximately 9% of the total capacity of El Salvador. The Nejapa plant houses fuel storage tanks on site with capacity of approximately 47,000 barrels. In addition, Cenergica, a wholly-owned subsidiary of IC Power, maintains a fuel depot and marine terminal and owns three fuel storage tanks with an aggregate capacity of 240,000 barrels in Acajutla, El Salvador.

During the years ended December 31, 2014, 2013 and 2012, Nejapa generated revenues of $150 million, $147 million and $145 million, respectively, representing 11%, 17% and 25% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2014, Nejapa generated 376 GWh of energy, representing 6% of the national interconnected electrical system of El Salvador. Nejapa has committed to sell over 50% of its available energy (in MWh) in every year up to 2017.

The following table sets forth certain information for Nejapa’s plant for each of the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Nejapa	1995	140	376	97	458	95	561	94

Wartsila, MMS Marine Motor and Paul Klaren are Nejapa’s principal suppliers of spare parts for its generation facility. Such spare parts are generally readily available and can be obtained from the original manufacturer, as well as from other suppliers.

Dominican Republic (CEPP)

CEPP is 97% owned by IC Power; the remaining 3% is held by Basic Energy LTD Bahamas. CEPP owns and operates 12 generation units powered by heavy fuel oil at two plants located in Puerto Plata, Dominican Republic. The CEPP I Plant consists of three Wartsilla V32 diesel generators burning heavy fuel oil on land, and has a capacity of 16 MW. The CEPP II Plant generates power via a barge near the shore, which consists of a barge containing nine Warstilla V32 diesel generators burning heavy fuel oil that is moored at a pier adjacent to the CEPP I Plant and has capacity of 51 MW. In the third quarter of 2013, CEPP purchased a barge with a capacity of approximately 37 MW, consisting of seven engines, five with 5.5 MW of capacity and two with 5 MW of capacity. CEPP completely refurbished this barge and, in November 2014, sold the barge to Kanan for $16 million.

Excluding the capacity associated with the newly-refurbished barge that has been sold to Kanan, CEPP has a capacity of 67 MW, representing approximately 2% of the total capacity in the Dominican Republic. The CEPP I Plant and the CEPP II Plant also have fuel storage tanks on-site with an aggregate storage capacity of 55,000 barrels.

During the years ended December 31, 2014, 2013 and 2012, CEPP generated revenues of $72 million, $92 million and $88 million, respectively, representing 5%, 11% and 15% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2014, CEPP generated 242 GWh of energy, representing 2% of the national interconnected electrical system of the Dominican Republic’s energy requirements.

The following table sets forth certain information for each of CEPP’s plants for the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
CEPP I	1990	16	51	34.3	78	86.7	57	77.5
CEPP II	1994	51	191	42.3	261	87.3	280	83.1

Total		67	242		339		337

Prior to September 2014, CEPP was party to two long-term PPAs, representing 75% of its capacity, with Empresa Distribuidora de Electricidad del Norte S.A., or Empresa, and had experienced significant payment delays with respect to such PPAs. As a result, CEPP’s payment cycle spanned three to six months, as compared to the typical payment cycle of IC Power’s other business which spans 30 to 45 days. Notwithstanding such significant delays, which characterize Empresa’s payment patterns in both the PPA and spot market in the Dominican Republic, Empresa Distribuidora de Electricidad del Norte S.A. historically paid its outstanding obligations, in full, including interest accrued on late payments. To finance its operating activities in light of such payment cycle, CEPP utilized its working capital line of credit with local banks. For further information on CEPP’s counterparty risks, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power is exposed to certain counterparty risks.” For further information on CEPP’s line of credit with financial institutions in the Dominican Republic, see “Item 5B. Liquidity and Capital Resources – IC Power’s Liquidity and Capital Resources – IC Power’s Material Indebtedness – Short-Term Loans.”

Each of CEPP’s PPAs expired in September 2014. These PPAs have not yet been extended or replaced with one or more PPAs on comparable terms. As a result, CEPP sells the previously contracted capacity under such PPAs on the spot market, at the rates dictated by such market, and subject to the aforementioned significant payment delays.

The maintenance on CEPP’s engines is performed according to a predefined schedule based upon the running hours of each engine and according to manufacturer specifications. Most of the maintenance is done onsite by employees of CEPP, and the remainder is outsourced to Wartsila and Turbo USA facilities in the Dominican Republic as well as to other third parties.

Jamaica (JPPC)

JPPC is 100% owned by IC Power, as a result of IC Power’s May 2014 purchase of the remaining 84% of JPPC’s outstanding equity interest, which increased IC Power’s equity interest in JPPC from 16% to 100%. JPPC owns and operates two diesel generation units burning heavy fuel oil and a combined-cycle steam turbine at a plant located in Kingston, Jamaica. JPPC has capacity of 60 MW, representing approximately 6% of the total capacity of the Jamaican interconnected system. JPPC’s plant also has fuel storage tanks on site with an aggregate storage capacity of 50,000 barrels.

During the year ended December 31, 2014, JPPC generated $41 million of consolidated revenues from its operations, representing 3% of IC Power’s consolidated revenues (during May-December 2014, the months subsequent to IC Power’s purchase of JPPC’s outstanding equity interest. During the years ended December 31, 2013 and 2012, which were prior to IC Power’s control of JPPC, JPPC generated revenues of $83 million and $85 million, respectively. During the year ended December 31, 2014, JPPC generated 425 GWh of energy, representing 10% of the Jamaican interconnected system’s energy requirements. JPPC has committed to sell over 50% of its available energy (in MWh) in every year up to 2018.

The following table sets forth certain information for JPPC’s plant for each of the periods presented:

		As of December 31, 2014	Years Ended December 31,
			2014		2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
JPPC	1998	60	425	85	432	88	422	88

Panama

Kanan

Kanan is 100% owned by IC Power. In October 2014, Kanan was awarded a five-year contract in connection with the Panamanian government’s call for emergency bids to attempt to cover electricity shortfalls in Panama in the short-term. Panama’s contract to supply energy in Panama, with a maximum contractual capacity of 86 MW becomes effective in September 2015. To facilitate its supply of this energy, Kanan has purchased thermal generation units with a total capacity of 92 MW, representing 4% of the total capacity of Panama, at an aggregate purchase price of approximately $40 million. Kanan’s 92 MW consists of (i) a 55 MW power barge purchased from Puerto Quetzal in November 2014 and (ii) a 37 MW power barge purchased from CEPP in November 2014. Both barges have been successfully relocated to Panama and are in the process of installation and interconnection to the power system.

Kanan expects to commence commercial operations in September 2015.

Pedregal

Pedregal is 21% owned by IC Power; of the remaining 79%, (i) 55% is held by Conduit Capital Partners, LLC, a private equity investment firm focused on the independent electric power industry in Latin America; (ii) 12% is held by Burmeister & Wain Scandinavian Contractor A/S, an operating company of the Mitsui Group; and (iii) 12% is held by The Industrialization Fund for Developing Countries, a fund focusing on promoting economic activities in developing countries. Pedregal owns and operates three generation units powered by heavy fuel oil at a plant located in Pacora, Panama; Although IC Power has a non-controlling interest in Pedregal, IC Power manages Pedregal. Pedregal has a capacity of 54 MW, representing approximately 2% of the total capacity in the Panamanian interconnected system, based on information available from the CND. Pedregal’s plant also has fuel storage tanks on site with an aggregate storage capacity of 50,000 barrels.

During the years ended December 31, 2014, 2013 and 2012, Pedregal generated revenues of $80 million, $82 million and $78 million, respectively, and represented 14% of IC Power’s share in income of associated companies. During the year ended December 31, 2013, Pedregal generated 404 GWh of energy, representing 4% of the Panamanian interconnected system’s energy requirements. Pedregal has committed to sell over 50% of its available energy (in MWh) in every year up to 2016.

Bolivia (COBEE)

COBEE is 100% owned by IC Power. COBEE is the third largest generator of electricity in Bolivia, generating power from ten run-of-the-river hydroelectric plants in the Zongo river valley, four run-of-the-river hydroelectric plants in the Miguillas river valley, and two open-cycle natural gas powered generation turbines at a plant located in El Alto-Kenko, adjacent to La Paz, Bolivia. COBEE has capacity of 228 MW, representing 14% of the total capacity of Bolivia.

During the years ended December 31, 2014, 2013 and 2012, COBEE generated revenues of $41 million, $41 million and $42 million, respectively, representing 3%, 5% and 7% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2014, COBEE generated 1,086 GWh of energy, representing 14% of the national interconnected electrical system of Bolivia’s energy requirements.

The following table sets forth certain information for each of COBEE’s plants for each of the periods presented:

				As of December 31, 2014	Years Ended December 31,
					2014		2013		2012
Plant	Year of Commission		Elevation	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
			(meters)	(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Zongo Valley plants:
Zongo	1997		4,264	11	9	99	8	98	9	98
Tiquimani	1997		3,889	9	11	99	11	99	12	99
Botijlaca	1938	[1]	3,492	7	34	97	38	97	38	98
Cutichucho	1942	[2]	2,697	23	91	80	104	85	125	99
Santa Rosa	2006		2,572	18	84	98	82	96	75	92
Sainani[3]	1956		2,210	10	15	17	71	98	68	98
Chururaqui	1966	[4]	1,830	25	127	95	144	98	134	96
Harca	1969		1,480	26	156	95	166	97	151	96
Cahua	1974		1,195	28	163	95	171	98	134	86
Huaji	1999		945	30	198	96	205	97	189	95

Miguillas Valley plants:
Miguillas	1931		4,140	3	9	9	9	99	9	99
Angostura	1936	[5]	3,827	6	19	99	20	99	22	98
Choquetanga	1939	[6]	3,283	6	37	98	40	99	39	98
Carabuco	1958		2,874	6	43	97	45	98	43	98

El Alto-Kenko[7]	1995		4,050	19	90	93	45	87	103	96

Total				228	1,086		1,160		1,158

1.	This plant was originally commissioned with an installed capacity of 3 MW in 1938. The installed capacity of this plant was increased by 2 MW in 1941 and 4 MW in 1998.
2.	This plant was originally commissioned with an installed capacity of 3 MW in 1942. The installed capacity of this plant was increased by 3 MW in 1943, 3 MW in 1945, 2 MW in 1958 and 15 MW in 1998.
3.	Plant is out of service due to damages sustained as a result of landslides. The plant, which will cost approximately $6 million repair, is expected to be operational by the end of 2015.
4.	This plant was originally commissioned with an installed capacity of 15 MW in 1966. The installed capacity of this plant was increased by 15 MW in 1967 and 4 MW in 2008.
5.	This plant was originally commissioned with an installed capacity of 3 MW in 1936. The installed capacity of this plant was increased by 2 MW in 1958.
6.	This plant was originally commissioned with an installed capacity of 3 MW in 1939. The installed capacity of this plant was increased by 6 MW in 1944.
7.	Consists of two open-cycle turbines with an aggregate designed capacity of installed capacity of 29 MW that have a capacity of 19 MW as a result of their installed location at 4,050 meters above sea level.

Generally, each of COBEE’s hydroelectric plants undergoes annual maintenance according to a pre-defined schedule. COBEE’s employees perform any necessary maintenance with the support of third party contractors, primarily for civil works-

related maintenance. COBEE also contracts with third parties to perform road maintenance work in the Zongo and Miguillas valleys. COBEE purchases its principal spare parts from international suppliers, primarily Alstom Brasil Ltda. (through its Bolivian representative Fomento Mercantil Boliviano S.R.L.), Indar Electric S.L., Andritz Hydro S.A.S. (Switzerland) (through its Bolivian representative Intercom Ltda.), General Electric International Inc., ABB and Siemens – Soluciones Tecnológicas S.A.

Although the Government of Bolivia has nationalized entities in its power utility market, as recently as 2012, IC Power is unaware of any steps the Government of Bolivia may take, or is currently taking, with respect to nationalizations within the Bolivian power utility market, generally, or with respect to COBEE, in particular. For further information on the risks related to the Bolivian government’s nationalization of certain generation companies, see “Item 3D. Risk Factors – Risks Related to IC Power – The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

ICPI

OPC

ICPI, IC Power’s wholly-owned subsidiary, has an 80% stake in OPC; the remaining 20% is held by Dalkia Israel Ltd. In July 2013, OPC commenced commercial operation of its power station, located in Mishor Rotem industrial zone in the south of Israel, which was constructed for an aggregate cost of approximately $550 million. OPC’s combined cycle has a capacity of 440 MW, making it one of the largest independent power facilities in Israel, representing approximately 3% of the Israeli installed capacity. In 2014, OPC was connected to a diesel supply line in Israel, increasing its generation flexibility.

During the year ended December 31, 2014, OPC generated $414 million of consolidated revenue from its operations, representing 30% of IC Power’s consolidated revenues. OPC generated 3,465 GWh of energy (gross), representing approximately 6% of the total energy generation in Israel (based upon sales of IEC and OPC only and excluding other small independent power producers and cogeneration facilities).

The following table sets forth certain information for OPC’s plant for each of the periods presented:

		Year Ended December 31,
	As of December 31, 2014	2014		2013
Plant	Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
	(MW)	(GWh)	(%)	(GWh)	(%)
OPC[1]	440	3,465	90%	1,357	96%

1.	Commenced commercial operation in July 2013.

Pursuant to the terms of the tender which granted OPC the rights to construct its power plant, on November 2, 2009, OPC entered into a PPA with IEC, the IEC PPA, whereby OPC committed to complete the construction of the power station no later than 52 months after the signing date (i.e., by March 2, 2014). The term of the IEC PPA lasts until twenty years after the start date of commercial operation of the power station (i.e. 20 years from July 2013). The IEC PPA is a “capacity and energy” agreement, committing OPC to provide the entire net available capacity of its power station to IEC and to generate power at such volumes and schedules as required by IEC. In conjunction with the IEC PPA, OPC provided IEC with a NIS 100 million guarantee; NIS 80 million (approximately $20 million) represents IC Power’s share.

OPC also supplies energy to 22 end users according to long-term PPAs (generally for a minimum of 10 years). OPC has committed to sell over 50% of its available energy (in MWh) in every year up to 2023.

In June 2010, OPC entered into an agreement with Daewoo International Corporation of Korea, or Daewoo, for turn-key construction of the power station. OPC commenced commercial operations in July 2013. However, the EPC with Daewoo, required delivery of the power plant to OPC on or before January 12, 2013. Daewoo asserts that force majeure events and other factors, such as works performed by IEC, delayed the timeline and its delivery of the power plant, and that such factors should be taken into consideration, thereby substantially reducing the number of its fined days. OPC and Daewoo are continuing to negotiate the resolution of this disagreement.

Mitsubishi Heavy Industries of Japan provides the long-term servicing of the power station, for a term of 100 thousand hours of operation, or 12 years based upon the expected operations of the power station.

In March 2014, a subsidiary of IC Power was awarded a tender published by the Israel Land Authority to lease an approximately 592,000 square foot plot adjacent to the OPC site, which can be utilized to extend OPC’s capacity in Israel.

IC Power, through its subsidiary ICPI, has entered into a shareholders agreement which grants protective minority rights to OPC’s minority shareholder. For further information on IC Power’s shareholder agreements, see “– IC Power’s Shareholder Agreements” and for further information on the risks related to IC Power’s shareholder agreements, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power has granted rights to the minority holders of certain of its subsidiaries.”

IC Power’s Customers

IC Power’s customers include governments, local distribution companies, and/or non-regulated customers, depending upon the operating company and the particular country of operation. IC Power’s operating companies seek to enter into long-term PPAs with power purchasers. In 2014, approximately 91% of IC Power’s capacity and energy sales were pursuant to long-term PPAs, although IC Power operates in challenging jurisdictions that subject it to numerous regulatory or counterparty risks, including risks related to asset nationalizations or delayed payments. Additionally, the majority of IC Power’s capacity has been contracted for sale, according to long-term agreements. For example, in 2014, Kallpa signed 61 long-term PPAs with various distribution companies and non-regulated clients for the sale of electricity (which accounts for most of its current generation capacity) and Kallpa has committed to sell over 50% of its available energy (in MWh) in every year through 2021.

In attempting to limit the effects of such counterparty risks, each of IC Power’s operating companies analyzes the creditworthiness and financial strengths of its various counterparties during the PPA negotiations as well as during the life of the agreement. Where the creditworthiness of the power purchaser is deemed to be below standard, various contractual agreements and structures are negotiated (such as letters of credit, liquidity facilities, and government guarantees) to provide the credit support.

Under the terms of most of IC Power’s PPAs, the power purchaser is contractually obligated to purchase energy, and sometimes capacity and/or ancillary services, from the power generator based upon a base price (denominated either in U.S. Dollars or in the local currency) that is adjusted for (i) fluctuations in exchange rates, (ii) the U.S. inflation index, (iii) a local inflation index, (iv) fluctuations in the cost of operating fuel, (v) supply of natural gas, (v) transmission costs and/or (vi) spot prices in the case of an interruption of the supply or transportation of natural gas. Many of these PPAs differentiate between peak and off-peak periods. Utilizing PPAs allows IC Power’s operating companies to lock in gross margins and provides IC Power and its operating companies with earnings stability.

The following table sets forth a summary of the significant IC Power PPAs as of December 31, 2014:

				Contracted Capacity
Company	Principal Customer	Commencement	Expiration	Peak/Off-Peak
				(MW)
Operating Companies (Inkia)
	Edelnor S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Edecañete S.A.A., Electosureste S.A., Seal S.A.[1]	January 2014	December 2021	350
Kallpa	Edelnor S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Electosureste S.A., Seal S.A., Electrosur S.A.[2]	January 2014	December 2023	210
	Sociedad Minera Cerro Verde S.A.A.[3]	January 2011	December 2020	140
	Compañía Minera Antapaccay S.A.[4]	November 2011	October 2021	100
	Southern Peru Copper Corporation	April 2017	April 2027	120

COBEE	Minera San Cristobal	December 2008	October 2017	43
Colmito	ENAP Refinerías S.A.	January 2014	December 2017	35
Nejapa	Seven distribution companies	August 2013	January 2018	71
	Seven distribution companies	August 2013	July 2017	39
JPPC	Jamaica Public Services Company	January 1998	January 2018	60
Corinto	Distribuidora de Electricidad del Norte S.A., Distribuidora de Electricidad del Sur S.A.,	June 1999	December 2018	50
Tipitapa Power	Distribuidora de Electricidad del Norte S.A., Distribuidora de Electricidad del Sur S.A.,	April 1999	December 2018	51
Amayo I and Amayo II	Distribuidora de Electricidad del Norte S.A., Distribuidora de Electricidad del Sur S.A.,	March 2009 March 2013	March 2024 March 2025	40
Surpetroil	EMGESA	December 2010	June 2015	5
	ENERTOLIMA	December 2014	October 2015	10
	PETROSUD	March 2015	March 2018	2

				Contracted Capacity
Company	Principal Customer	Commencement	Expiration	Peak/Off-Peak
				(MW)
Puerto Quetzal	Distribuidora de Electricidad del Oriente	May 2013	April 2015	20
	Distribuidora de Electricidad de Occidente	May 2013	April 2015	35
	Empresa Electrica de Guatemala	May 2013	April 2015	17

Operating Company (ICPI)
OPC	PPA with Israel Electric Corporation[5]	July 2013	June 2032	440

Investments
Pedregal	Empresa de Distribución Eléctrica Metro-Oeste, S.A., Empresa de Distribución Eléctrica Chiriqui, S.A.	February 2013	December 2016	17/32
	Elektra Noreste, S.A.	February 2013	December 2016	2/16
	Empresa de Distribución Eléctrica Metro-Oeste, S.A., Empresa de Distribución Eléctrica Chiriqui, S.A.	January 2014	December 2016	14/5/4
	Elektra Noreste, S.A.	January 2014	December 2016	6/2/2

Project Pipeline
CDA	ElectroPeru	January 2016	December 2030	200
	Luz del Sur S.A.A.[6]	January 2018	December 2027	202
Samay I	Peruvian Investment Promotion Agency[7]	May 2016	April 2035	600
Kanan	Empresa de Distribución Electrica Chiriqui (EDECHI)	September 2015	September 2020	7
	Empresa de Distribución Electrica Elektra Nor Este S.A. (ENSA)	September 2015	September 2020	34
	Empresa de Distribución Electrica Metro Oeste S.A. (EDEMET)	September 2015	September 2020	45

1.	Represents capacity under 14 separate PPAs.
2.	Represents capacity under 12 separate PPAs.
3.	A subsidiary of Freeport McMoRan Copper and Gold, Inc.
4.	A subsidiary of Glencore Xstrata.
5.	The terms of the IEC PPA provide OPC with the option to sell the generated electricity in the power station directly to end users. OPC has selected this option and sells its energy and capacity directly to 20 end users. For more information on the IEC PPA, see “– IC Power’s Regulatory, Environmental and Compliance Matters – Regulation of the Israeli Electricity Sector.”
6.	Represents capacity under three separate PPAs.
7.	Capacity backup contract.

IC Power’s Raw Materials and Suppliers

IC Power’s power facilities utilize either natural gas, hydroelectric, heavy fuel oil, diesel, wind, or a combination of the aforementioned energy sources. The price volatility, availability and purchase price of these materials (other than wind and hydroelectricity) depend upon the specific fuel and the market in which the fuel is to be used.

Kallpa, IC Power’s largest asset, is party to several supply agreements, including natural gas supply agreements and transportation services agreements that are material to its operations. While Nejapa and CEPP purchase the heavy fuel oil necessary for their operations in the El Salvador and Dominican spot markets, respectively, JPPC, Nejapa, Corinto, Tipitapa and Puerto Quetzal purchase the heavy fuel oil necessary for its operations from several fuel suppliers in connection with long-term supply agreements. The sole provider of natural gas in Bolivia is a government-owned company. Therefore, the terms for transmission and delivery of natural gas to COBEE are set by Government decree.

Kallpa purchases its natural gas requirements for its generation facilities from the Camisea Consortium, composed of Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru, which we collectively refer to as, the Camisea Consortium, pursuant to a natural gas exclusive supply agreement. Under this agreement, the Camisea Consortium has agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount, and Kallpa has agreed to acquire natural gas exclusively from the Camisea Consortium. The Camisea Consortium is obligated to provide a maximum of 4.3 million cubic meters of natural gas per day to Kallpa’s plant and Kallpa is obligated to purchase a minimum of 2.2 million cubic meters of natural gas per day. Should Kallpa fail to consume the contractual minimum volume on any given day, it may make up the consumption volume shortage on any day during the following 18 months. The price that

Kallpa pays to the Camisea Consortium for the natural gas supplied is based upon a base price in U.S. dollars set on the date of the agreement, indexed each year based on two producer price indices: Fuels and Related Products Power Index and Oil Field and Gas Field Machinery Index, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022.

Kallpa’s natural gas transportation services are rendered by Transportadora de Gas del Peru S.A., or TGP, pursuant to a natural gas firm transportation agreement dated December 2007, as amended. In April 2014, this agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. Pursuant to the modified agreement, TGP is obligated to transport up to 3.4 million cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This obligation will be reduced, first, by approximately 199,312 cubic meters per day beginning in March 2020 and, second, 206,039 cubic meters per day beginning in April 2030. This agreement expires in December 2033. Additionally, Kallpa is party to two additional gas transportation agreements, to become effective at the completion of the expansion of TGP’s pipeline facilities (which is expected to occur between March 2016 and September 2016). Pursuant to these agreements, TGP will be obligated to transport up to 565,130 cubic meters of natural gas per day and 935,000 cubic meters of natural gas per day, respectively, from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. These agreements expire in April 2030 and April 2033, respectively. Additionally, on April 1, 2014, Kallpa entered into an agreement with TGP to cover the period up to the completion of the expansion of TGP’s pipeline facilities. Pursuant to this agreement, TGP is obligated to transport up to 120,679 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. Pursuant to the terms of each of these agreements, Kallpa pays a regulated tariff approved by the OSINERGMIN.

OPC purchases natural gas from the Tamar Group, composed of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership, or collectively, the Tamar Group, pursuant to a natural gas exclusive supply agreement dated November 2012. Under this agreement, the Tamar Group has agreed to supply OPC’s natural gas requirements, subject to a contractual maximum amount of 10.6 billion cubic meters, and OPC has agreed to acquire its natural gas exclusively from the Tamar Group. The price that OPC pays to the Tamar Group for the natural gas supplied is based upon a base price in New Israeli Shekels set on the date of the agreement, indexed to changes in the “Production Cost” tariff, which is part of the “Time of Use” tariff and the USD representative exchange rate. For information on the risks associated with the impact of the PUAE’s generation tariff on OPC’s supply agreement with the Tamar Group, see “Item 3D. Risk Factors – Risks Related to IC Power – The production and profitability of private power generation companies in Israel may be adversely affected by changes in Israel’s regulatory environment.”

OPC’s agreement with the Tamar Group expires upon the earlier of June 2029 or the date on which OPC consumes the entire contractual capacity. This agreement remains subject to approval by Israel’s Antitrust Authority, although performance under this contract has begun under temporary relief. For information on the Israeli Natural Gas Council’s resolution regarding the pro rata distribution of natural gas in the event of gas shortages in Israel, see “– IC Power’s Regulatory, Environment and Compliance Matters – Regulation of the Israeli Electricity Sector – Capacity Exclusion From PPA Pursuant To Electricity Market Rules.”

IC Power’s Competition

IC Power’s major competitors in the Latin American and Caribbean countries in which its operating companies operate are generally the large international power utility corporations operating in these countries. Local competitors also exist in each of these countries and account for varying market shares, depending upon the country of interest. Within Israel, IC Power’s major competitors are IEC, Dorad Energy Ltd., a private power generator, and other private developers who, as a result of recent government initiatives encouraging investments in the Israeli power generation market, are constructing power stations with significant capacity.

Set forth below is a discussion of competition in certain of Inkia’s and ICPI’s markets of operation.

Inkia

Peru

In Peru, power generation companies compete along a number of dimensions, including the ability to (i) source and enter into long-term PPAs with power purchases, (ii) source and secure land for the development or expansion of additional power generation plants and (iii) maintain or increase market share in the growing Peruvian electricity market, particularly in connection with the balance of energy supply and demand within Peru. In Peru, IC Power competes with state-owned generation companies, as well as large international and domestic generators.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Peru for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	(GWh)
Company	2014	2013	2012
Enersur (a subsidiary of GDF Suez S.A.)	7,098	7,719	5,782
Edegel[1] (a subsidiary of Endesa)	8,848	8,700	8,837
ElectroPeru (a state-owned generation company)	7,041	7,272	7,352
Kallpa	5,924	5,458	4,284
Egenor[2] (a subsidiary of Duke Energy Corp)	2,534	2,336	3,532
Other generation companies	10,351	8,184	7,534

Total	41,796	39,669	37,321

Source: COES

1.	Includes Edegel and Chinango.
2.	Includes Egenor and Termoselva.

El Salvador

The electricity market in El Salvador is served by a variety of generation companies, including (i) Nejapa, (ii) CEL, a state-owned generation company whose primary generation facilities are hydroelectric plants, (iii) Lageo S.A. de C.V., a state-owned generation company whose primary generation facilities are geothermal plants, (iv) Duke Energy International, a subsidiary of Duke, and (v) Inversiones Energéticas, S.A. de C.V.

Dominican Republic

The power and electricity market in the Dominican Republic is served by a variety of generation companies, including (i) CEPP, (ii) affiliates of AES Corp., which owns one combined-cycle plant fueled by natural gas and two open-cycle plants fueled by natural gas as well as equity interests in two plants fueled with coal, (iii) Empresa de Generación Hidroeléctrica Dominicana, a state-owned generation company whose primary generation facilities are hydroelectric plants, (iv) Empresa Generadora de Electricidad Haina, S.A., (v) Compañía de Electricidad de San Pedro de Macorís, (vi) Gas Natural Fenosa, (vii) Seaboard TCC and (viii) LAESA.

Bolivia

The power and electricity market in Bolivia is primarily served by Guaracachi, COBEE, Valle Hermoso and Corani. Prior to May 2010, Guaracachi was a subsidiary of Rurelec Plc, Valle Hermoso was a subsidiary of the Bolivian Generating Group, and Corani was a subsidiary of Suez. In May 2010, the Bolivian government nationalized each of these generation companies and began negotiations with the owners of these generation companies with respect to the compensation to be paid for these assets. In October 2011, the Bolivian government reached compensation settlements related to the nationalization of Valle Hermoso and Corani, respectively, and in 2014, reached compensation settlements related to the nationalization of Guaracachi.

ICPI

Until commercial operation of OPC, IEC operated as the sole power provider of electricity in Israel. As of May 2014, Dorad Energy Ltd., an 860 MW power plant, is the only large-scale private power producer in Israel other than OPC. Several other private producers are in the process of constructing power plants, and are expected to commence operation of such plants in the coming years.

IC Power’s Seasonality

Within the Latin American and Caribbean countries in which IC Power operates, power is generally generated by hydroelectric or thermal power stations. The hydroelectric stations are an efficient source of power generation due to the cost savings of fuel associated with thermal power generation. The power generated by these hydroelectric power stations varies in accordance with the rainy seasons and rainfall patterns of each country in each year. For example, greater amounts of hydroelectric power are dispatched between November and April in Peru – the Peruvian rainy season – than between May and October, when the volumes of rainfall declines and operators have less water available for electricity generation in the reservoirs serving their plants. However, greater amounts of hydroelectric power are dispatched between May and October in El Salvador – the Salvadorian rainy season – than between November and April, when the volumes of Salvadorian rainfall declines and the hydroelectric units have less water available for electricity generation. El Salvador’s hydroelectric plant is also subject to annual variations depending on climactic conditions, such as the El Niño phenomenon. For the same reasons, the volume of power generated by thermal power stations is also variable. Accordingly, IC Power’s revenues are subject to seasonality, the effects of rainfall, and the type of energy generated in each country of operation (whether hydroelectric, thermal, natural gas, or fuel-generated). IC Power acts to reduce this exposure to seasonality by contracting long-term PPAs for most of its capacity.

Within Israel, the price of energy varies by season and demand period, with tariffs varying based upon the season (summer, winter and transition) and demand (peak, shoulder and off-peak). Generally, the tariffs in the winter and summer seasons are higher than those in the transition season, making OPC more profitable, generally, in the winter and summer months, as compared to other months of the year.

IC Power’s Property, Plants and Equipment

The following table provides certain information regarding IC Power’s power plants that are owned, leased or under construction, as of December 31, 2014:

Company/Plant	Location	Effective Capacity	Fuel Type
		(MW)
Operating Companies (Inkia)
Kallpa:
Kallpa I, II, III and IV	Chilca district, Peru	870	Natural gas
Las Flores	Chilca district, Peru	193	Natural gas

Kallpa Total		1,063

CEPP	Puerto Plata, Dominican Republic	67	Heavy Fuel Oil

COBEE:
Zongo Valley plants:
Zongo	Zongo Valley, Bolivia	11	Hydroelectric
Tiquimani	Zongo Valley, Bolivia	9	Hydroelectric
Botijlaca	Zongo Valley, Bolivia	7	Hydroelectric
Cutichucho	Zongo Valley, Bolivia	23	Hydroelectric
Santa Rosa	Zongo Valley, Bolivia	18	Hydroelectric
Sainani[1]	Zongo Valley, Bolivia	11	Hydroelectric
Chururaqui	Zongo Valley, Bolivia	25	Hydroelectric
Harca	Zongo Valley, Bolivia	26	Hydroelectric
Cahua	Zongo Valley, Bolivia	28	Hydroelectric
Huaji	Zongo Valley, Bolivia	30	Hydroelectric

		188
Miguillas Valley plants:
Miguillas	Miguillas Valley, Bolivia	3	Hydroelectric
Angostura	Miguillas Valley, Bolivia	6	Hydroelectric
Choquetanga	Miguillas Valley, Bolivia	6	Hydroelectric
Carabuco	Miguillas Valley, Bolivia	6	Hydroelectric

		21

El Alto-Kenko	La Paz, Bolivia	19	Natural gas

COBEE Total		228

Central Cardones	Copiapó, Chile	153	Diesel

Nejapa	Nejapa, El Salvador	140	Heavy Fuel Oil

Colmito	Concón, Chile	58	Natural gas / Diesel

JPPC	Kingston, Jamaica	60	Heavy fuel oil

Corinto	Chinandega, Nicaragua	71	Heavy fuel oil

Company/Plant	Location	Effective Capacity	Fuel Type
		(MW)

Tipitapa Power	Managua, Nicaragua	51	Heavy fuel oil

Amayo I	Rivas, Nicaragua	40	Wind

Amayo II2	Rivas, Nicaragua	23	Wind

Surpetroil
La Hocha	Huila, Colombia	5	Natural gas
Purificación	Tolima, Colombia	10	Natural gas
Surpetroil Total		15

Puerto Quetzal	Escuintla, Guatemala	179	Heavy fuel oil

Operating Companies (ICPI)
OPC	Mishor Rotem, Israel	440	Natural gas and diesel

Operating Companies Near Term Projects
CDA	Huancavelica, Peru	510	Hydroelectric
Samay I	Mollendo, Peru	600	Diesel and natural gas
Kanan	Colon, Panama	92	Heavy fuel oil
Entrerios	Casanare, Colombia	2	Natural gas

1.	Plant is out of service due to damage sustained as a result of landslides. Plant is expected to be operational by the end of 2015.
2.	Wind farm complex sustained damage in December 2014 in connection with a blackout in the National Interconnection System, which left one wind turbine collapsed and another two wind turbines with severe damage. IC Power has been discussing the commencement of repairs with the relevant insurer and the three turbines are expected to be operational by the end of 2015, subject to the insurer’s payment of the repair fees. Such fees are estimated to be between $6 - $10 million.

In addition:

•	Cenergica owns three fuel storage tanks on site with an aggregate capacity of 240,000 barrels and maintains a fuel depot and marine terminal located on a 6.5 hectare site that IC Power leases in Acajutla, El Salvador;

•	IC Power was awarded a tender published by the Government of Chile for a lease of land in Northern Chile, which is intended for the construction of a power station with a capacity of about 350 MW; and

•	IC Power was awarded a tender published by the Israel Land Authority to lease an approximately 592,000 square foot plot adjacent to the OPC site, which can be utilized to extend OPC’s capacity in Israel.

For further information regarding IC Power’s plants, see “– IC Power’s Description of Operations.”

IC Power believes that it has satisfactory title to its plants and facilities in accordance with standards generally accepted in the electric power industry, other than title to certain land on which CEPP’s facilities are located. With respect to CEPP, the Dominican Corporation of State Electricity Companies (Corporación Dominicana de Empresas Eléctricas Estatales) has transferred the land titles on which CEPP’s facilities are located to CEPP and CEPP is in the process of obtaining the definitive titles documenting CEPP’s appointment as the beneficiary.

IC Power leases its principal executive offices in Lima, Peru and various other office space in the markets that it serves. IC Power owns all of its production facilities, other than Kallpa I, Kallpa II, Kallpa III and Las Flores power plant. IC Power leases the Kallpa I, Kallpa II and Kallpa III facilities under capital leases as described in “Item 5B. – Liquidity and Capital Resources – IC Power’s Liquidity and Capital Resources – IC Power’s Material Indebtedness – Kallpa Leases.”

IC Power believes that all of its production facilities are in good operating condition. As of December 31, 2014, the consolidated net book value of IC Power’s property, plant and equipment was $2,515 million.

IC Power’s Shareholder Agreements

IC Power holds a majority stake in certain of its operating companies – Kallpa, OPC, CEPP, Central Cardones, Corinto, Tipitapa Power, Amayo I, Amayo II, JPPC, CDA, and Samay I – and a non-controlling interest in Pedregal. The operations of these companies are subject to shareholder and/or member agreements. Although the terms of each of these shareholder and member agreements vary, they generally provide, in certain circumstances and subject to certain conditions: (i) each shareholder with the right to elect a specified number of directors and/or executive officers; (ii) for the distribution of dividends in proportion to each shareholder’s equity interest; (iii) the minority shareholder with veto rights with respect to significant corporate actions (e.g., mergers, share issuances, the amendment of governing documents, and the entry into PPAs or other contracts in excess of a specified value) and certain approval protocol with respect to the budget; (iv) each party with a right of first refusal with respect to any potential sale of the entity’s shares; (v) each shareholder with tag-along rights in connection with any potential sale of the entity’s shares; and (vi) specifications of additional equity contributions, if any. Additionally, Energĺa del Pacĺfico, the non-controlling shareholder in each of Kallpa, Samay I, and CDA, has the right to participate, on a non-controlling basis, in any future projects IC Power may develop in Peru.

IC Power’s Legal Proceedings

Set forth below is a discussion of significant legal proceedings to which IC Power’s subsidiaries are party.

CDA – Rio Mantaro Claim

In April 2014, Astaldi S.p.A. and GyM S.A., the contractors under the CDA EPC, delivered a claim to CDA, demanding a six-month extension for the completion of the CDA Project and an approximately $92 million increase in the total contract price of the CDA Project. CDA responded to Rio Mantaro’s claim in July 2014, stating that (i) as a condition to making its claim, each of Astaldi S.p.A. and GyM S.A. must demonstrate that (1) the events giving rise to its right to demand an extension in time or an adjustment to the lump sum price were attributable to acts or omissions on the part of CDA, (2) other force majeure events have occurred, or (3) other causes that contractually create the right of such extension of time or adjustment of price have occurred and (ii) Astaldi S.p.A. and GyM S.A. have failed to demonstrate any of the foregoing and that therefore, they are not entitled to the requested adjustment and extension.

In March 2015, CDA and the CDA EPC contractors amended the CDA EPC to address such claims. Pursuant to the amendment, which is subject to CDA’s lender’s approval, CDA has agreed to pay, subject to the achievement of certain milestones, an additional $40 million, subdivided into 4 payments over the course of the remaining construction period, and has granted the extensions previously requested by the CDA EPC contractors, which range between four and six months in length, depending upon the applicable CDA unit. For further information on the amendment of the CDA EPC, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – IC Power – Settlement Agreement with CDA EPC Contractors.”

Nejapa Power Company, LLC – Legal Process With a Minority Shareholder

Crystal Power, Nejapa’s minority shareholder brought claims against Nejapa Holdings and Inkia Salvadorian, Limited, collectively, the Inkia Defendants, as well as against the majority shareholder of Nejapa Holdings, and certain subsidiaries of El Paso Corporation (the former owner of IC’s interest in Nejapa Holdings), before the Court of the State of Texas at Brazoria County. The claims against the Inkia Defendants included claims relating to an issuance of new shares to Crystal Power by Nejapa Holdings, and allegations that Crystal Power had taken actions (i) preventing Nejapa Holdings from making distributions into an account opened by a New York Court as a result of an interpleader action filed by Nejapa Holdings, (ii) causing Nejapa to distribute dividends disproportionately and (iv) causing Inkia Salvadorian, Limited to use its majority position to harm Crystal Power. Crystal Power did not specify the amount of monetary damages against the Inkia Defendants.

In November 2014, Inkia and Crystal Power entered into a settlement agreement. The court approved Inkia and Crystal Power’s settlement agreement and, pursuant to such agreement, IC Power purchased Crystal Power’s 29% stake in Nejapa in January 2015 for cash consideration of $20 million.

Kallpa – Import Tax Assessments

Since 2010, the Peru Customs Authority (known as “SUNAT” for its abbreviation in Spanish) has issued tax assessments to Kallpa and its lenders for payment of import taxes allegedly owed by Kallpa in connection with imported equipment for installation and construction of Kallpa I, II, III and IV. The assessments were made on the basis that Kallpa did not include the value of the engineering services rendered by the contractor of the relevant project in the tax base for the import taxes. Kallpa disagrees with these tax assessments on the grounds that the engineering services rendered (for which taxes are payable) include the design of the plant but not the design of the imported equipment. Kallpa appealed the tax assessments before SUNAT and, after SUNAT confirmed the assessments, before the Peruvian Tax Court, or the Tribunal Fiscal. SUNAT and the Peruvian Tax Court are administrative institutions under the Ministry of Economy and Finance.

In January 2015, Kallpa was notified that the Tribunal Fiscal had rejected Kallpa’s appeal in respect of the Kallpa I assessment. Kallpa disagreed with the Tribunal Fiscal’s decision and appealed this decision to the Peruvian Judiciary. In order to appeal the Kallpa I ruling, Kallpa is required to pay the tax assessment of Kallpa I in the amount of approximately $12.6 million, which amount consists of the tax assessment for Kallpa I, plus related interest and fines. As of the date of this annual report, Kallpa has paid approximately $10 million of the $12.6 million assessment, and expects to pay the remaining amount once SUNAT formally notifies Kallpa of the remaining assessment. To the extent that Kallpa’s appeal is successful, it is entitled to seek the return of the amounts paid (under protest) to SUNAT.

As of the end of February 2015, the total amount of import taxes claimed by SUNAT against Kallpa in connection with the import of equipment related to the Kallpa I, II, III and IV projects, equals approximately $34.8 million, including penalty, interest and fines in the amount of $27.6 million.

To avoid further accrual of interest in respect of the other Kallpa assessments (i.e. Kallpa II, II and IV), Kallpa may choose to pay the outstanding amounts under one or more of the other assessments, plus accrued interest and penalties, and in this case Kallpa would be entitled to a return of such payments to the extent that Kallpa’s appeals are successful.

IC Power’s Regulatory, Environmental and Compliance Matters

In Latin America and the Caribbean, where IC Power primarily operates, the electricity market allows for sale and delivery of power from power generators (private or government owned) to distribution companies (private or government owned) and to industrial consumers. In these countries there is typically structural segregation of companies involved in power generation and companies involved in power transmission and distribution. In most of these countries there is a government-owned power grid and transmission services are provided on open access basis, i.e. the transmission company must transmit power through the grid and in exchange, charges a transmission rate set by the supervisory authority or based on a competitive proceeding whereby grid connections are awarded to generation companies, distribution companies and end consumers based on availability. Whereas in these markets private and government-owned entities compete for power generation, its transmission and distribution are conducted subject to exclusive franchises; therefore, the transmission and distribution operations are regulated in markets in which IC Power operates.

In these countries, delivery and sale of power is subject to a regulatory regime (typical of privatized electricity markets) which includes supervision by an independent supervisory entity for the electricity market. For further information on the regulatory risks related to IC Power’s operations, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power’s equipment, facilities and operations are subject to numerous environmental, health and safety laws and regulations that are expected to become more stringent in the future.”

Regulation of the Peruvian Electricity Sector

In Peru, power is generated by companies which primarily operate hydroelectric and natural gas based power stations. The key legislation in Peru concerning the electricity market are the Law to Ensure Effective Development of Power Generation no. 28832 (Ley Para Asegurar el Desarrollo Eficiente de la Generación Eléctrica) (hereinafter, “Law 28832”) and the Electricity Franchise Law no. 25844 (Ley de Concesiones Eléctricas) (hereinafter, “Law 25844”, which we jointly refer to, together with Law 28832, as “the general electricity laws in Peru”). The general electricity laws in Peru form the statutory framework governing the electricity market in Peru and cover, among other things:

•	generation, transmission, distribution and trading of electric power;

•	operation of the energy market; and

•	generation prices, availability fees and other tariffs.

All entities which generate, transmit or distribute power to third parties in Peru operate subject to the general electricity laws in Peru. Power generating companies in Peru, such as IC Power, are impacted, among other things, by regulation applicable to transmission and distribution companies.

Although significant private investment has been made in the electricity market in Peru and independent supervisory entities have been created to supervise and regulate the electricity market, the Government of Peru has remained, in actual fact, in the role of supervisor and regulator. In addition, the Government of Peru owns multiple power generation and distribution companies in Peru.

Regulatory Entities

There are five entities in charge of regulation, operation and supervision of the electricity market in Peru in general, and of IC Power’s operations in Peru in particular:

MINEM – The Ministry of Energy and Mines, responsible for:

(a) setting national energy policy; (b) proposing and adopting laws and regulations to supervise the energy sector; (c) controlling expansion plans for SEIN; (d) approving proposed expansion plans by COES; (e) promoting scientific research and investment in energy; and (f) granting franchises to entities who wish to operate in power generation, transmission or distribution in Peru.

OSINERGMIN – the Office of Supervisor over Energy and Mining Investments is an independent entity responsible, among other things, for:

(a) supervising compliance of different entities with laws and regulations concerning power generation, transmission, distribution and trading; (b) setting transmission and distribution tariffs (primarily based on tenders); (c) setting and enforcing price levels in the electricity market in Peru and setting tariffs for customers subject to regulated tariffs; (d) imposing fines and damages for violations of the laws and regulations; (e) handling claims made by, against or between consumers and players in the electricity market; (f) supervising public tenders with regard to PPAs between generation companies and distribution companies; and (g) supervising operations of COES.

Generation tariffs for sale by generation companies to distribution companies are determined based on tender and are limited to a maximum specified by OSINERGMIN. In addition, OSINERGMIN annually specifies energy prices and availability used in agreements between generation companies and distribution companies

COES – the Council for Effective Operation is responsible for:

(a) planning and co-ordination of the power generation system for all power generation and transmission units, in order to ensure reliable generation at minimum cost; (b) setting spot market prices based on marginal cost; (c) managing the spot market for availability prices in transactions between generation companies (excess and shortage of actual generation vs. demand pursuant to PPA); (d) allocating fixed availability and energy to generation units; (e) submitting proposals to OSINERGMIN for issuing regulatory standards, including technical standards and procedures used as guidelines for carrying out COES directives; and (f) setting expansion plans for the transmission grid.

INDECOPI – the Antitrust Authority in Peru.

OEFA – the governmental body responsible for the power stations compliance with the environmental regulations.

Generation Companies

Since 1992, the electricity market in Peru has been operating based on marginal cost. COES decides which generation facilities are in operation at any given time, maintaining minimum energy cost. Energy units are activated on real-time basis, with units with a lower variable generation cost being activated first. The variable cost for the most recent generation unit activated in each time period determines the price of electricity in said time period (15 minutes) for generation companies which sell or buy power on the spot market at that time period. Any generation companies with excess generation over energy sold pursuant to PPA in each 15-minute interval, sell their excess at spot prices to generation companies with lower generation than their contractual obligations for that time period. As of the date of this annual report, distribution companies and regulated consumers cannot purchase power off the grid at spot prices, but rather must contract agreements with power generation companies or – for smaller consumers – with distribution companies. Power generation companies are also paid availability fees by SEIN, based on their fixed capacity. Availability transactions are subject to Law 25844. This law stipulates a methodology for allocation of capacity for each generation unit. COES allocates part of the capacity to each generation unit based on pre-determined variables, including capacity for the SEIN grid, expected demand throughout the year, availability of generation unit, variable cost for the generation unit and excess power reserve. Part of the availability allocated to generation units is determined to be the capacity of the generation unit. The availability rate for each generation unit accounts for availability during peak demand hours over the past two years.

PPAs are commercial agreements, independent of actual allocation of generation or actual provision of availability. Generation companies which generate insufficient energy as per their PPAs purchase energy based on COES procedures from other generation companies which has excess generation or availability. The energy price is the spot price, and the availability price is regulated and set by OSINERGMIN.

Pursuant to an ordinance by the Government of Peru dated 2008, COES is required to specify energy spot prices without accounting for limitations due to shortage in supply of natural gas and for limitations on transmission of natural gas. Generation companies with variable cost higher than the spot price, including IC Power, are compensated for their cost by transmission levies imposed on end consumers and collected by distribution companies. As of the date of this annual report, the aforementioned government ordinance is effective through 2017.

Transmission Companies

Transmission in the SEIN grid is operated by COES. Expansion plans for the transmission grid are proposed by COES to MINEM for final approval; prior to executing the COES expansion plan, the Government of Peru creates an interim transmission plan. Transmission companies who wish to participate in construction of the transmission system specified in the expansion plan are required to submit their bid for a tender. The transmission company awarded the tender may operate the line over 30 years and would be eligible to receive tariff payments from generation companies, as specified in the tender document. The group of transmission lines created pursuant to such tenders after 2006 are known as “guaranteed transmission lines.” Transmission lines not included in plans such as aforementioned, independently constructed by transmission companies after 2006, are known as “complementary transmission lines”; tariffs for use of these lines are determined by COES, based on tariffs specified by OSINERGMIN.

Transmission lines created prior to 2006 are categorized into two groups. Transmission lines available for use by all generation companies are categorized as primary transmission lines; transmission lines only used by specific generation or distribution companies and only available to these generation companies are categorized as secondary transmission lines. Both Kallpa and Las Flores transmit the power generated by the power stations to the group of secondary transmission lines created prior to 2006.

Distribution Companies

According to the general electricity laws in Peru, distribution companies are required to provide energy to customers at regulated prices. Distribution companies may also provide energy to customers not subject to regulated prices – pursuant to PPAs. As of the date of this annual report, the only private distribution companies awarded a distribution franchise are: Luz del Sur, Edelnor, Edecanete, Electro dunas and Coelvisac. These five companies distributed 68% of all energy distributed by distribution companies in Peru in 2013. The remainder of power is sold by Government-owned entities.

Prior to July 2006, pricing in all contracts between generation companies and distribution companies with respect to sale of power to end customers at regulated prices, included energy tariffs composed of payment for availability, energy and transmission – known as cumulative line prices, as determined by OSINERGMIN. Distribution companies sell energy on the regulated market at cost plus an additional distribution charge known as VAD. After July 2006, most of the agreements result from tenders in which generation companies bid prices up to the regulated maximum tariff. Bid prices include payment for availability and energy.

The energy purchased by distribution companies from generation companies at cumulative line prices pursuant to old PPAs accounted for less than 35% of total purchasing in 2013 – and is expected to decrease in coming years.

Since July 2006, pursuant to Law No. 28832, contracts to sell energy to distribution companies for resale to regulated customers may be made at fixed prices based on public bids of generation companies or at the bus bar prices set by the OSINERGMIN. After the bidding process is concluded, a distribution company will be entitled to purchase energy from the winning bidder at the bid price for the life of the relevant PPA. The prices obtained through the public bid process are subject to a maximum energy price set by the OSINERGMIN prior to bidding. If all the bids are higher than the price set by the OSINERGMIN, the public bids are disregarded and no PPA will be awarded. The process may be repeated until the prices that are offered are below the cap set by the OSINERGMIN. Under Law No. 28832, the prices charged to regulated customers under these PPAs are capped at a price based on a weighted average of the bid price of the winning generator and the applicable bus bar prices. As these prices are typically in excess of bus bar prices, these PPAs allow distribution companies to more effectively pass through their operating costs to their end users.

Regulation of the Chilean Sector

The electricity market in Chile consists of three sectors: generation, transmission and distribution. Power generation is open to competition, whereas transmission and distribution are conducted by monopolies subject to regulated prices.

The electricity market in Chile uses the marginal generation cost method to determine the sequence of activation of power stations, thereby ensuring that demand for power is satisfied at the minimum system cost. This method, launched in 1982, is used in many countries.

Chile has four power systems, of which two of these are its major systems. The largest system is Central Interconnected System, or SIC, with capacity of 15,151 MW, primarily consisting of hydro-electric, coal-based power stations and dual power stations using liquid natural gas or diesel. SIC serves over 90% of the population and 87% of GDP in this country.

The second largest system is Sistema Interconectado Norte Grande, or SING, with capacity of 4,970 MW. SING covers a 700 kilometer stretch of Chile’s North coast line. The system serves 6% of the population and is a major power supplier for the country’s copper mining industry.

The two other power systems are relatively smaller, located in the south of the country.

Central Cardones and Colmito are part of the SIC power grid. The National Energy Commission (Comisión Nacional de Energía) is an independent government regulator which determines distribution tariffs, among other things. Prices used by generation companies to sell power to distribution companies for regulated customers (those customers who consume up to 2 MW) are determined by regulated tenders. Power prices for non-regulated customers are determined by direct negotiations and by tenders, with no intervention by government entities. Tariffs for expansion of the transmission system are determined by international tenders.

Regulation of the Salvadorian Electricity Sector

Through July 2011, the electricity market in El Salvador was based on purchase and sale of power by competitive price tenders by generation companies. In August 2011, the electricity market in El Salvador was re-structured and is now essentially similar to electricity markets in other countries in which IC Power operates. Currently, generation units are activated based on the variable cost thereof, and prices are determined by the variable cost of the most recent unit activated. Due to this change, local distribution companies have issued a first tender for purchase of power over a 2-3 year term. In conjunction with this tender, Nejapa was awarded a contract to provide 71 MW over a 4 to 5 years term, through January 2018 and a 39 MW PPA over a 4 year period until July 2017.

Regulation of the Dominican Republic Electricity Sector

The regulatory framework in the Dominican Republic is essentially similar to the one in Peru. Power generation in the Dominican Republic is based on free competition among private and government-owned generation companies, whereas the transmission and distribution grid is controlled by government-owned companies. The main source of revenues for generation companies is direct energy sale to distribution companies and from sale of energy and availability on the spot market.

The key issue with the electricity market in the Dominican Republic is the large-scale theft of power in this country; the tariff charged to consumers does not cover in full the generation and distribution costs – requiring a significant government subsidy to make up the difference.

Regulation of the Bolivian Energy Sector

The electricity market in Bolivia is subject to Bolivia’s Electricity Act and regulations based there upon, which apply to the electricity sector and the wholesale power market in Bolivia and which is subject to supervision by local authorities. The power pricing system in Bolivia is based on a free market where generation companies compete for activation of their generation units, and the spot price is determined based on marginal cost (similar to Peru), with free access to transmission and distribution systems. However, major customers purchase power at regulated tariffs. The price for energy and power generation in this country is based on marginal cost. According to Bolivia’s constitution from 2009, all power generation companies in Bolivia are required to obtain a license from the relevant authority for the right to generate and sell power on the national grid. As of the date of this annual report, COBEE operates in accordance with the interim licenses awarded to the company. There is no certainty on obtaining the permanent license.

Regulation of the Israeli Electricity Sector

The electricity market in Israel is exclusively controlled by IEC, which owns approximately 92% of the power generation capacity in Israel (according to the IEC financial report for 2013) and also owns 100% of the power transmission and distribution systems. According to the Electricity Market Law, IEC is classified as an “essential service provider”; as such, it is subject to basic obligations and operations for proper management of the electricity market, including filing development plans, management of the power system, management of the power transmission and distribution systems, providing backup and infrastructure services to private power generators and to consumers, and purchasing power from private power generators. OPC is the first large-scale private power plant in Israel. In May 2014, Dorad Energy Ltd. commenced commercial operation in Israel, adding 860 MW of capacity to the Israeli electricity market. In the next few years, OPC also expects additional private producers to enter the market.

Tariff Structure For Electricity Sale In A Private Transaction

In transactions between private producers and end users, the price for end users is based on their purchase alternative from IEC, at a certain discount from the production component of the TOU (time of use) tariff. The weighted average generation component, in accordance with the most recent PUAE update dated January 2015, is NIS 301 per MWh (approximately $77 per MWh). This component is in addition to transmission and distribution services, as listed on the tariff tables issued by PUAE. The mechanism of power purchase between private producers, end users and IEC is regulated in the Electricity Market Law, as well as decisions of the PUAE that are published from time to time.

Capacity Exclusion From PPA Pursuant To Electricity Market Rules

According to the IEC PPA, OPC may exclude capacity from the IEC PPA in order to be used for sale of power to individual consumers pursuant to electricity market rules, subject to advance notice whose length depends on the excluded capacity.

Additionally, in December 2012, the Israeli Natural Gas Council issued resolution no. 6/2012, or the Gas Authority Resolution, with respect to the regulation of the usage of capacity of the natural gas pipeline from the Tamar rig to the natural gas exit point at the Ashdod receiving station. The Gas Authority Resolution indicates that capacity of the gas pipeline is limited, and is unable to satisfy the full demand expected on the market in coming years. Consequently, the Gas Authority Resolution stipulates, among other things, that in case of a shortage of capacity of the gas pipeline, the pipeline capacity would be divided pro-rata among all consumers connected to the national gas transmission system, based on a formula set forth in the Gas Authority Resolution. In the Gas Authority Resolution, several limited exceptions to this pro-rata mechanism were specified to ensure capacity for the delivery of certain volumes of natural gas to consumers on the distribution network and priority to be given for use of natural gas reserves in the INGL transmission pipeline (linepack) to consumers who had signed agreements with Yam Tethys Group and/or with the Tamar Group prior to August 14, 2012. This regulation of the transmission capacity differs from provisions included in OPC’s agreement with the Tamar Group with regard to the allocation of gas pipeline capacity in times of capacity shortage. IC Power and its legal counsel believe that the pro-rata mechanism stipulated in the Gas Authority Resolution may increase the gas volume delivered to OPC in the event of gas pipeline capacity shortages pursuant to OPC’s agreement with the Tamar Group. As of the date of this annual report, the manner in which the Gas Authority Resolution would be implemented and/or its effect on OPC’s agreement with the Tamar Group remains unknown.

Capacity Re-Inclusion In The IEC PPA And Reduction Of Availability Fee

According to the Electricity Market Law, any private power generation company which has excluded capacity from the IEC PPA for sale to individual consumers may inform IEC, subject to 12 month advance notice, of re-inclusion of the excluded capacity (in whole or in part) in the IEC PPA (providing availability and capacity to IEC). In such case, the IEC PPA reiterates provisions of the Electricity Market Law, and sets the capacity price for the re-included capacity, based on the period and capacity re-included.

Transmission And Backup Appendix In The IEC PPA, Provisions Of The IEC PPA With Regard To Sale Of Power To End Users

The IEC PPA includes a transmission and backup appendix, which requires IEC to provide transmission and backup services to OPC and its consumers, for private transactions between OPC and its customers, and the tariffs payable by OPC to IEC for these services. Moreover, upon entering a PPA between OPC and an individual consumer, OPC becomes the sole electricity provider for this end user, and IEC is required to supply power to individual end users when, OPC is unable to do so, in exchange for a payment by OPC according to the tariffs set by PUAE for this purpose. It was further stipulated that should the power system administrator fail to request activation of the power station, OPC should monitor the power consumption of its end users and adjust generation levels to consumption fluctuations, or else OPC would be liable to pay excess fees to IEC, based on tariffs specified for such case in the IEC PPA.

Qoros

Qoros is a China-based automotive company delivering international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to design, manufacture, distribute, and service (through dealers) high quality cars for young, modern, urban consumers. Qoros has assembled a highly experienced international management team with decades of experience in leading global OEMs and other industry participants, and has established strong relationships with world class suppliers and engineering service providers. Qoros’ existing manufacturing facility has an initial technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency) and is located in Changshu, China. As of December 31, 2014, Qoros has launched three vehicle models – the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV – and has sold approximately 7,000 vehicles.

Qoros is seeking to establish a strong position in the Chinese passenger vehicle market, the largest and fastest growing passenger vehicle market in terms of units sold, according to China Association of Automobile Manufacturers, or CAAM. In designing its vehicles, Qoros devoted significant time and resources in conducting extensive consumer surveys, including tracking the driving habits of drivers, to ascertain the vehicle features preferred by its targeted consumers: young, modern, urban consumers who have demonstrated a preference for C-segment vehicle models. The C-segment, which primarily includes the sedan, hatchback, SUV, and multi-purpose-vehicle body types, is the largest vehicle segment in China with 9.7 million C-segment vehicles, or 56% of China’s total passenger vehicle sales, sold in 2014 according to China Passenger Car Association, or CPCA (including exports, and excluding imports). Qoros’ strategy is to offer Chinese consumers international standards of quality and safety, as well as innovative features, in a Chinese manufactured and branded vehicle and, having designed such vehicles, Qoros believes that it will be positioned to enter into other markets in the future.

Qoros’ vehicles reflect the strong customer preferences identified in Qoros’ research, such as vehicle safety, innovative connectivity, and vehicle performance and design features tailored to the Chinese market. The Qoros 3 Sedan was awarded the Best in Class award in Euro NCAP’s 2013 safety assessments and was the highest scoring vehicle among vehicles that participated in Euro NCAP’s 2013 assessment, which included the assessment of many luxury European brands. Additionally, in 2014, the Qoros 3 Hatch received the Red Dot Award, in recognition of its design. Qoros also received the Telematics Update Award in 2014. Each Qoros vehicle is equipped with a Multi-Media Hub, or MMH, which includes an 8-inch touch screen and interactive human machine interface, or HMI, system. Through the MMH, most of Qoros’ vehicles are equipped with the “QorosQloud”, an innovative, cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic and parking information) connectivity features.

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery, a subsidiary of Chery, a large state controlled holding enterprise and Chinese automobile manufacturing company that has been producing automobiles since 1999. To date, Kenon and Chery have contributed RMB4.5 billion and RMB4.1 billion, respectively, to Qoros via capital contributions and/or convertible or non-convertible shareholder loans.

Qoros will continue to need to raise significant additional debt financing, and obtain additional shareholder financing, to meet its operating expenses, financing expenses, capital expenditures and liquidity requirements to continue its commercial operations. Qoros’ ability to obtain the required financing will depend on a number of factors, including its sales performance, and Qoros may be unable to secure such financing. We expect that a significant portion of our liquidity and capital resources will be used to support the development of Qoros. For example, we recently provided a RMB400 million shareholder loan to Qoros, and Chery has committed to provide RMB400 million shareholder loan to Qoros in connection with the release of Chery’s guarantee of up to RMB1.5 billion (approximately $241 million) under Qoros’ RMB3 billion credit facility. Kenon has agreed, in the event that Chery provides such loan to Qoros and Chery’s guarantee is not subsequently released, to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities. For further information on our provision of this shareholder loan and our undertaking in respect of Chery’s obligations, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Qoros – Provision of RMB400 Million Shareholder Loan.” For further information on Qoros’ liquidity, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros commenced commercial sales at the end of 2013 and will therefore depend on external debt financing and guarantees or commitments from its shareholders to finance its operations” and “Item 5B. Liquidity and Capital Resources – Qoros’ Liquidity and Capital Resources.”

Qoros’ Strengths

Focus on the Large and Fast Growing Chinese Passenger Vehicle Market – China is the largest passenger vehicle market in the world in terms of units sold, with 17.9 million passenger vehicles sold in 2014, representing approximately 30% of the global passenger vehicle market, according to CAAM, CPCA and the International Organization of Motor Vehicle Manufacturing, or OICA. China is also the fastest growing passenger vehicle market in the world in terms of units sold with a 22% CAGR from 2004 to 2014, based upon information sourced from CAAM and CPCA, with respect to vehicles sold (including imports) during the period. Industry analysts expect the growth of China’s passenger vehicle market to continue – for example, the China State Information Center, or SIC, indicated in November 2013 that the Chinese passenger vehicle market is expected to experience an annual growth of approximately 10% between 2014 and 2018. Additionally, China’s vehicle penetration level as of the end of 2012 (approximately 8%) is significantly lower than those of many other developed automotive markets (79% in the U.S., for example), according to OICA, indicating sustainable growth potential for this market. The C-segment, in which Qoros’ initial vehicle models compete, is the largest passenger vehicle segment in China, in terms of units sold. According to CPCA, 9.7 million C-segment vehicles were sold in China in 2014, representing 56% of China’s passenger vehicle sales in that year (including exports, and excluding imports). A significant portion of the sales within this segment is generated from foreign joint venture brands, indicating Chinese consumers’ preference for vehicles delivering international standards and features.

Modern, high-quality vehicle models specifically-designed for the Chinese urban consumer – Based on Qoros’ extensive customer and industry research, Qoros’ vehicle models were specifically designed to reflect the preferences of young, modern, urban consumers. In designing its C-Segment model, Qoros commissioned more than one hundred primary marketing studies, soliciting input from over 10,000 potential buyers over the course of seven years, including tracking the driving habits of drivers. Qoros has developed a vehicle product concept that Qoros believes satisfies the three “voice of the customer” pillars – Well engineered, Well designed, and Beyond driving – and reflects Chinese consumers’ safety, performance, design and connectivity preferences:

•	Well Engineered: Qoros has engaged global companies in both the automotive (e.g., Magna Steyr, Bosch, Getrag, Valeo) and non-automotive (e.g., Frog Design, Microsoft, China Unicom) industries to facilitate the development and design of its vehicle platform. As evidence of Qoros’ successful engineering efforts, the Qoros 3 Sedan has been recognized for its outstanding vehicle safety according to European standards, having received the Euro NCAP’s maximum five-star rating. In 2013, the year the Qoros 3 Sedan was launched, the Qoros 3 Sedan was awarded the Best in Class award in Euro NCAP’s 2013 safety assessments and was the highest scoring vehicle among vehicles that participated in Euro NCAP’s 2013 assessment, which included the assessment of many luxury European brands. Additionally, the Qoros 3 Sedan’s vehicle performance is competitive within this segment in China, particularly in terms of fuel economy, acoustics, aerodynamics, climatic comfort and braking performance.

•	Well Designed: Qoros has an experienced in-house design team, located in its design centers in Munich and Shanghai. The Qoros 3 Sedan’s design provides one of the most spacious interiors in the segment. In particular, the large shoulder room and rear leg room reflect important preferences of the Chinese C-segment consumers. Additionally, in 2014, the Qoros 3 Hatch received the Red Dot Award, in recognition of its design.

•	Beyond Driving – Connectivity: All of Qoros’ vehicles are equipped with a MMH, including an intuitive, 8” capacitive touch screen with swipe gestured control HMI, and most Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes that the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world. In 2014, Qoros also received the Telematics Update Award.

Flexible platform and scalable manufacturing footprint – Qoros’ vehicle platform reflects the results of Qoros’ intensive research and collaboration with industry experts, enabling Qoros to efficiently deliver new model variants.

Qoros has developed core competencies within key selected areas (e.g., safety, styling, multimedia, etc.) and outsources many of its non-core operations through relationships that it has developed with various external engineers and suppliers with technical centers located throughout Europe and China. Outsourcing non-core functions allows Qoros to access technology and service suppliers as needed, without incurring the costs associated with maintaining such research and development capacity or capacity expansion on a full-time basis. For example, Qoros has engaged Magna Steyr, a company engaged in automobile design and engineering, in the design and development of Qoros’ vehicle platform, and of its individual vehicle models. Qoros also collaborates and sub-contracts with several other engineering firms for its product development activities. Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers, which are typically European-based, with manufacturing facilities in China. Qoros aims to establish long-term relationships with its suppliers as a means of building loyalty, achieving competitive pricing, and achieving component quality and timeliness of delivery. Qoros’ strategic relationships and outsourcing permits it to maintain a lean and relatively flat organizational structure.

Additionally, Qoros’ vehicle platform has been designed to support the development and production of each of Qoros’ planned C-segment models and can be modified into a D-segment platform with relatively minor adjustments. Qoros has recently completed the construction of its state-of-the-art manufacturing facility in Changshu, China, which it also designed in consultation with various international consultants with extensive experience in the development of automobile production facilities in China and globally. Qoros’ manufacturing facility has an initial technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency) and can, subject to Qoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

International management team with significant industry experience – Qoros is managed by a highly experienced global management team with decades of experience in leading global businesses within the automotive, management consulting and high-tech industries and Qoros’ management team is critical to its success. Qoros believes that its management team’s experience contributes to Qoros’ ability to effectively execute Qoros’ current development plan.

Qoros’ Strategies

Establish the Qoros brand – Qoros has deployed an integrated marketing campaign to establish and increase customers’ awareness of the Qoros brand, including participation in auto shows and similar events, the use of online, and pay-per-click ads, and the use of traditional advertising, such as television and print ads. Qoros believes its marketing efforts have increased its brand awareness in China. For example, a recent Auto Motor and Sport China survey with over 40,000 participants ranked the Qoros 3 Sedan No. 4 on its “Best Domestic Compact Car” list out of 433 car models within the C-segment based upon the percentage of participants choosing Qoros’ brand. Qoros also won the “Brand of the Year” award given by Auto Motor and Sport China. Additionally, in 2014, the Qoros 3 Hatch received the Red Dot Award, in recognition of its design. Qoros also received the Telematics Update Award in 2014. Qoros intends to continue its brand development efforts, seeking to generate demand for Qoros’ vehicles and increasing leads to Qoros’ dealerships and sales teams.

Successfully ramp-up Qoros’ commercial sales – Qoros’ commercial launch includes the launch of Qoros’ C-segment models, such as the launch of the Qoros 3 Sedan in December 2013, the launch of Qoros’ second model, the Qoros 3 Hatch, in June 2014, and the launch of Qoros’ third model, the Qoros 3 City SUV, in December 2014. Qoros also intends to continue to expand its dealer network, and build-up of its sales and service infrastructure.

As of December 31, 2014, Qoros has sold approximately 7,000 vehicles. Qoros is continuing to focus on the sales of the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV, and as well as on its customer awareness and outreach efforts. Qoros is also continuing to develop its dealer network, targeting those regions and cities that have been identified by Qoros’ extensive research as having high sales potential within the C-segment. Each of Qoros’ dealerships is constructed in accordance with a distinctive, Qoros-branded CI, designed to result in consistent appearance and service standards. Qoros’ dealers are required to complete rigorous training with respect to Qoros’ vehicle models, features and accessories. The construction and operation of Qoros’ dealerships are financed by Qoros’ dealers themselves, with partial reimbursements received from Qoros, resulting in the financial commitment of dealers to the commercial success of Qoros’ vehicle models. As of December 31, 2014, 75 Qoros dealerships (representing 75 points of sales) were fully operational and 20 additional Qoros dealerships (representing 20 points of sales) were under construction.

The development of Qoros’ sales and service infrastructure includes Qoros’ development of an information technology infrastructure connecting Qoros with its dealers and enabling coordination regarding the sales and aftermarket support of Qoros’ vehicles. Qoros is also continuing to establish service and diagnostic tools and service manuals across its dealer network and to train technicians to conduct repairs and to provide other after-market support at its various dealer locations.

Leverage platform to grow Qoros’ business, expand its product offerings and expand its sales to other regions in the future – Qoros’ long-term strategy contemplates the expansion of Qoros’ vehicle portfolio through the introduction of additional vehicle models, particularly models in the C-segment and at a later stage, the D-segment, using Qoros’ existing platform. By using its existing scalable platform, Qoros can develop new models in an efficient manner, as its platform permits Qoros to develop new models with varying and distinctive features, while making only minor adjustments. The Qoros platform, for example, has been used to develop the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV, and is also being used to develop another SUV model, which Qoros intends to launch in the future. Qoros also intends to offer additional services, parts and accessories for its vehicles, including value added services based upon its connectivity platform.

Efficiently scale production capacity – Qoros’ manufacturing facility has embedded flexibility and has been specifically designed to provide easily expandable capacity. Qoros’ manufacturing facility’s capacity can be increased from its current 150 thousand vehicles per annum to approximately 220 thousand units per annum, through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency) and, subject to Qoros’ receipt of government approval, up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model. Qoros has no immediate plans for expansion and has not submitted any expansion plans for regulatory approval. Qoros intends to increase its manufacturing capacity to the extent of increased demand for its vehicles, the success of its brand establishment, and the success of the launch of its C-segment vehicle models.

Overview of the Chinese Passenger Vehicle Market

Qoros is currently focused on the Chinese passenger vehicle market, which has experienced rapid growth in recent years driven by significant expansion of the Chinese economy. Today, China is the largest and fastest growing passenger vehicle market in the world in terms of units sold. Based upon information sourced from CAAM and CPCA, the domestic sales volume of passenger vehicles grew from approximately 2.4 million vehicles (including imports) in 2004 to 17.9 million vehicles (including imports) in 2014, representing a CAGR of 22%, and is expected to continue to grow.

Factors Driving Growth in the Chinese Passenger Vehicle Industry

Qoros believes the following factors have contributed to the growth of the Chinese passenger vehicle industry:

Rapid Economic and Purchasing Power Growth

High GDP growth in China over the past decade has resulted in increased personal wealth and purchasing power. According to the National Bureau of Statistics of China, or NBSC, China’s nominal GDP increased from RMB13,582 billion (approximately $2,186 billion) in 2003 to RMB63,646 billion (approximately $10,242 billion) in 2014. According to the NBSC, the annual disposable income per capita in Chinese urban households increased from RMB24,565 (approximately $3,953) in 2012 to RMB28,844 (approximately $4,641) in 2014, representing an increase of 9%. If the Chinese economy continues to grow, corresponding personal wealth generation will support greater demand for passenger vehicles, which will accelerate the expansion of China’s passenger vehicle industry. It should be noted that, in conjunction with recent economic recovery in the United States and within the European Union, the growth rate in China declined in 2014. In April 2014, the NBSC recorded slight reductions in China’s industrial production growth and the growth in investment in fixed assets. For information on the risks related to China’s economic growth, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – The economic, political and social conditions in China could have a material adverse effect on Qoros.”

Low Penetration Rate Implies Long-Term Growth Potential

Although China’s passenger vehicle market is the largest in the world by country (in terms of units sold), China’s penetration rate of vehicles as a proportion of its population is still relatively low, at approximately 8% at the end of 2012. According to OICA, the penetration rate of more mature economies, by comparison, typically ranges from 32% (in the case of Russia) to 79% (in the case of the United States), which indicates significant growth potential for the passenger vehicle market in China.

By Brand, including car/SUV/MPV, Russia excluded in East Europe, Germany excluded in West Europe.

Source: OICA

Increased Urbanization

Urbanization within China has created significant opportunities for the passenger vehicle industry as urban residents have shown a tendency for greater mobility. China has become increasingly urbanized over the years. According to the World Bank, from 2003 to 2013, China’s urbanization rate has increased from approximately 40% to approximately 53%, with an urban resident population of approximately 722 million in 2013. Pursuant to the National New Urbanization Plan (2014-2020) issued in March 2014, the Chinese government set a target of raising the urbanization rate (as measured by urban resident population) to approximately 60% by 2020. Going forward, small and medium-size cities and towns in the central and western areas of China are projected to grow at a faster rate than the national average.

Increased Investment in Transportation Infrastructure

China’s substantial investment in the construction of transportation infrastructure has fueled demand for passenger automobiles. According to the NBSC, from 2003 to 2013, the total length of China’s highways has grown from approximately 1,810,000 kilometers to 4,356,200 kilometers, representing a CAGR of 9.2%. Further highway extensions are expected to promote increased use of automobiles. The increase in the length of highways further facilitates inter-city travel, which in turn has boosted automobile sales as the use of passenger vehicles has increased accordingly.

Market Segmentation of the Chinese Passenger Vehicle Industry

The Chinese passenger vehicle market, in line with international markets, can be separated into the following segments: large-size and mid- to large-size (D-segment), mid-size (D-segment), compact (C-segment), small-size (B-segment) and mini (A-segment) models based on the size of the vehicles and their typical engine displacement. The following table sets forth the major categories of passenger vehicles and key features.

Category	Vehicle category	Wheel base (millimeter)	Length of vehicles (millimeter)	Engine displacement (liter) (excluding turbo)
Mini	A	2,000 – 2,300	Below 4,000	Below 1.0
Small-size	B	2,300 – 2,500	4,000 – 4,300	1.0 – 1.5
Compact	C	2,500 – 2,700	4,200 – 4,600	1.6 – 2.0
Mid-size	D	2,700 – 2,900	4,500 – 4,900	1.8 – 2.4
Mid- to large-size	E	2,800 –3,000	4,800 – 5,000	Above 2.4
Large-size	E	Above 3,000	Above 5,000	Above 3.0

With 9.7 million vehicles (including exports, and excluding imports) sold in 2014, China’s C-segment market, which Qoros is initially targeting, is one of the largest C-Segment markets in the world and represents, by far, the largest segment within the Chinese market. The C-segment has also been one of China’s fastest growing segment over the past decade, with a CAGR of 15% from 2010 to 2014 according to CPCA. Qoros believes that the C-segment’s primary attractiveness in China results from its delivery of the combination of value for money with sufficient comfort and space for families.

Within the C-segment, Chinese consumers have shown a strong consumer preference for sedans, which, according to CPCA, represented approximately 60% of all C-segment sales in 2014 (including exports, and excluding imports), differing strongly from the preferences of European consumers, who have a strong preference for hatchbacks. An important trend over recent years has been the high growth in SUV demand which, according to CPCA, represented approximately 27% of C-segment sales in China in 2014 (including exports, and excluding imports), as compared to approximately 14% in 2010.

The Chinese passenger vehicle market is typically further divided into categories, as set forth below:

Segment	Examples of Brands
Joint venture Brands
Premium	Mercedes Benz, BMW, Audi, Cadillac
Mid- to High-end	Volkswagen, Nissan, Buick, Toyota, Honda, Hyundai
Economy	Suzuki
Local Chinese Brands
Mid- to High-end	Roewe, Senova, MG
Economy	BYD, Geely, Great Wall

The role of joint venture brands is particular to the Chinese market, as foreign automotive OEMs are only allowed to establish local production through joint ventures with local manufacturers. Joint venture brands participate in the larger and more expensive market segments of the Chinese passenger vehicle market, and a significant portion of the sales within these segments are generated from foreign joint venture brands. Chinese consumers have indicated a preference for foreign joint venture brands as a result of their perceived higher quality and technology, as well as their higher prestige. Local brands participate primarily in the economy price range, with demand mainly driven by first-time car buyers, often located in tier 3 (those with populations ranging from 4-10 million, including subsidiary counties and towns) and tier 4 (those with populations ranging from 2-6 million, including subsidiary counties and towns) cities, which typically have lower vehicle penetration rates than the larger tier 1 and tier 2 cities.

The following table sets forth estimated market share in the Chinese market by vehicle segment for joint ventures and local brands:

Qoros’ Description of Operations

Qoros designs, engineers and manufactures a new brand of automobiles manufactured in China, designed to deliver international standards of quality and safety, as well as innovative features. Qoros launched and commenced commercial sales of the Qoros 3 Sedan at the end of 2013, the Qoros 3 Hatch, in late June 2014 and the Qoros 3 City SUV in December 2014, which it produces at its recently completed state-of-the-art manufacturing facility in Changshu, China.

Qoros commenced commercial operations at the end of 2013 and sold approximately 7,000 cars in 2014. Qoros incurred a net loss of RMB2.1 billion in 2014 and is dependent upon external financing, including shareholder funding, to meet its operating expenses, financing expenses, and capital expenditures.

Models

Qoros’ current C-segment portfolio consists of the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV and the next vehicle that will be launched from Qoros’ pipeline is expected to be another SUV model. Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D- segments. Qoros also intends to introduce new vehicle models over time, including the introduction of models in other segments, such as the D-segment, as it expands its commercial operation in line with demand for its vehicles.

Well Engineered

Qoros developed its vehicles in accordance with international standards of quality and safety, as well as innovative features, working in conjunction with global entities from both automotive (e.g., Magna Steyr, Bosch, Getrag, Valeo) and non-automotive (e.g., Frog Design, Microsoft, China Unicom) industries. The Qoros 3 Sedan was awarded the Best in Class award in Euro NCAP’s 2013 safety assessments and was the highest scoring vehicle among vehicles that participated in Euro NCAP’s 2013 assessment, which included the assessment of many luxury European brands. Qoros 3 Sedan’s vehicle performance is competitive in its segment, particularly with respect to fuel economy, acoustics, aerodynamics, climatic comfort, and braking performance. For example, the Qoros 3 Sedan has a powertrain optimized for efficient fuel consumption and engine performance, resulting in competitive highway and city fuel consumptions of 4.9 L/100 km and 8.3 L/100 km, respectively. Additionally, the Qoros 3 Sedan demonstrates competitive braking performance according to Auto Motor and Sports’ standards.

Well Designed

Qoros has an experienced in-house design team, located in its design centers in Munich and Shanghai. The Qoros 3 Sedan’s design provides one of the most spacious interiors in the segment. In particular, the large shoulder room and rear leg room reflect important Chinese C-segment consumer preferences. The Qoros 3 Sedan is also one of the widest vehicles in its segment. Additionally, in 2014, the Qoros 3 Hatch received the Red Dot Award, in recognition of its design.

Beyond Driving – QorosQloud

All of Qoros’ vehicles are equipped with a MMH, including a user friendly 8-inch capacitive touch screen with swipe gestured control HMI. Most of Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world. QorosQloud creates a digital ecosystem that, among other features, provides the driver with the following free features:

•	guiding services, offering trip planning, navigation services which, after parking, can continue to provide the user with directions via the use of mobile devices, and smart points of interest;

•	car care services, offering car status monitoring, booking of appointments for service maintenance, real-time monitoring of service maintenance status from a mobile device, driving behavior monitoring, which may help drivers in connection with their insurance, and monitoring of fuel efficiency; and

•	share services, offering check-in, shared trips and other social networking features.

The QorosQloud also provides drivers with remote access to their vehicle, providing key information with respect to the vehicle’s location, owner’s manual, warranty information, and vehicle diagnostics and maintenance, as well as, for an additional fee, enabling drivers to access real-time information such as traffic and surrounding points of interest from the vehicle.

Drivers of Qoros’ vehicles may also purchase premium connectivity features, such as access to dynamic, real-time parking and traffic information and live map updates, representing an additional source of revenue for Qoros.

Qoros also received the Telematics Update Award in 2014.

Models under Development

Qoros is continuing to leverage its vehicle platform via its development of additional C-segment models, including the other SUV it is developing in addition to the recently launched Qoros 3 City SUV. As of December 31, 2014, the SUV has passed the Concept Confirmation Quality Gateway and its styling has been finalized. Additionally, prototype building, testing, and product sourcing have been initiated and remain ongoing.

Information Technology

Qoros has designed a comprehensive IT infrastructure to support its operating model, including product processes, customer order processes, sales & service processes, and enterprise management and support processes. Qoros has implemented all business-critical systems, including its engineering, purchasing, and production control systems. Additionally, to support its commercial sales, Qoros has also launched its marketing and sales systems, including its dealer management system, dealer portal, customer relation management system, and spare part and warranty systems.

In 2014, Qoros expanded and enhanced the functionalities of its existing IT systems to support its product development, sales and marketing, customer quality, information security capabilities and, in particular, Qoros’ Customer Quality Audit (CQA) system, went live in 2014.

In 2015, the expansion and enhancement of certain business critical projects – Data Driving Marketing and Customer Quality Project – are expected to continue.

Qoros’ Manufacturing; Property, Plants and Equipment

Qoros conducts its vehicle manufacturing and assembly operations at its recently completed 150 thousand unit per annum, 790,000 square meter factory by land size in Changshu, China, for which it has a land use right until March 4, 2062.

Qoros’ western-standard manufacturing facility incorporates comprehensive, flexible capabilities, including body assembly, state-of-the-art paint shop, final vehicle assembly and end-of-line testing. Qoros’ newly constructed paint shop uses cutting edge painting processes, such as TecTalis, a nanoceramic conversion coating process for metals, and the B1B2 compressed painting process, in which two layers of wet-to-wet basecoats are applied instead of the traditional application of a basecoat layer and a primer coating, to achieve production efficiency, improve painting quality, and minimize environmental impact. Qoros’ paint shop also utilizes state-of-the-art equipment and robots, to contribute to the overall effectiveness and efficiency of Qoros’ painting operations.

Qoros plans to continue to ramp up its production of the Qoros 3 Sedan, the Qoros 3 Hatch and the recently-launched Qoros 3 City SUV, subject to demand, as it continues to deploy its full-scale commercial sales model. Qoros will adjust the manufacturing capacity of its manufacturing facility in accordance with the demand for its vehicles. Currently, the base installed volume of vehicles that can be manufactured, or the “technical capacity”, of Qoros’ recently completed manufacturing facility is 150 thousand units per annum. Through alterations of operating parameters, such as the utilization of different shift models, the volume of vehicles manufactured can be increased to approximately 220 thousand units per annum (and further increased through additional shift optimizations and improvements in workday efficiency). This represents the manufacturing facility’s “shift capacity.” Subject to approval from the relevant Chinese government authorities and additional investments in phase two of the manufacturing facility, the production capacity of Qoros’ manufacturing facility can subject to Qoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model. Qoros filed an Application for Environmental Impact Assessment with the Ministry of Environmental Protection to obtain final approval for Qoros’ production facility. However, there is no assurance that Qoros will receive such approval.

Qoros also has an operational design facility located in Munich, Germany, responsible for creating specific design aspects such as interior/exterior, color and trim, visualization, and graphics, of Qoros’ vehicle models. The design center attracts designers that are difficult to recruit in Shanghai, China, results in German-quality design of Qoros’ vehicle models, and assists in Qoros’ brand building activities. The Qoros design team in Munich is part of the Qoros global design team.

Qoros’ Product Sourcing and Suppliers

Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers. A majority of Qoros’ suppliers are European-based, with manufacturing facilities in China. Qoros aims to establish long-term relationships with its suppliers as a means of building loyalty, achieving competitive pricing, and achieving component quality and prompt delivery. Qoros has implemented enterprise resource planning and management software to automate its procurement and inventory processes and to integrate them with its financial accounting system. This resource management system allows Qoros to reduce and control costs by maintaining minimal inventories of the components and parts needed to conduct its manufacturing operations.

In 2009, Qoros entered into an agreement with Magna Steyr, a company engaged in automobile design and engineering, for the purposes of engaging Magna Steyr in the design and development of Qoros’ vehicle platform. Qoros has entered into additional contracts with Magna Steyr for the engineering and styling of its individual vehicle models, including the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV. Qoros also collaborates and sub-contracts with several other engineering firms for its product development activities.

Qoros utilizes a “managed outsourcing” model for the development of its vehicle models, which Qoros believes increases its operational effectiveness and efficiency. Under its “managed outsourcing” model, Qoros utilizes the knowledge it has acquired from its extensive customer research to develop its vehicles, including defining corresponding vehicle and (sub-) system level performance targets, formulating detailed design verification/testing plans, and managing vehicle development programs. The detailed implementation work necessary to develop Qoros’ vehicles is then carried out by engineering service providers and/or related suppliers in accordance with Qoros’ requirements. For information on Qoros’ relationship with, and the risks related to, Qoros’ suppliers, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros is dependent upon its suppliers.”

Qoros’ Commercial Agreements with Chery

Although Qoros is under no obligation to do so, Qoros sources its engines, and certain spare parts, from Chery in the ordinary course of Qoros’ business. Additionally, Qoros has recently entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee. Qoros may also enter into additional commercial arrangements and agreements with Chery, or parties related to it, in the future.

For further information on Qoros’ commercial arrangements with Chery, see Note 28 to Qoros’ consolidated financial statements, included in this annual report.

Qoros’ Patents and Licenses

Qoros owns the intellectual property rights related to motor vehicles that it has independently developed (including HMI, electric powered motor vehicles and relevant motor vehicles platforms, parts, components and accessories for motor vehicles) and also owns any and all brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of its vehicles.

Qoros has filed more than 900 trademark applications for Qoros major trademarks (e.g., QOROS, Qoros logos) and other trademark related to Qoros business in Asia (including Australia/New Zealand ), Europe, Middle East, North America, South America, Africa, etc. by the end of 2014. “QOROS” has been registered in 543 countries (including 28 EU member countries); “Qoros Auto” has been registered in 40 countries (including 28 EU member countries); and Qoros’ logo has been registered in 47 countries (including 28 EU member countries).

For information on the risks related to Qoros’ ownership of its intellectual property, including the risks relating to Qoros’ potential pledging of its rights in certain of its patents, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros’ success depends, in part, upon its ability to protect, and maintain ownership of, its intellectual property.”

Qoros’ Marketing Channels

Qoros has implemented an integrated product, marketing and communication strategy, based upon extensive customer research. Since its inception, Qoros has commissioned more than a hundred primary marketing studies focusing upon key vehicle features, purchasing factors and consumer needs. Qoros’ centralized, in-house marketing team aims to utilize its market research and:

•	generate demand for Qoros’ vehicles and drive leads to Qoros’ dealerships and sales teams;

•	build long-term brand awareness and develop and manage Qoros’ reputation; and

•	employ effective marketing strategies in a cost-efficient manner.

In 2014, Qoros continued its investments in its marketing and sales efforts, with three waves of marketing campaigns focused upon sustaining the Qoros 3 Sedan’s branding and the launching of the Qoros 3 Hatch and the Qoros 3 City SUV. Primary campaign activities in respect of the Qoros 3 Sedan included a Guerrilla Campaign, and a showcase of the Qoros 3 Sedan in the Chinese i-apartment TV series. With respect to the Qoros 3 Hatch, launch activities included an international debut of the Qoros 3 Hatch in the Geneva Auto show, and a national launch event in Shanghai, China. Primary campaign activities in respect of the Qoros 3 City SUV included its debut at the Guangzhou Auto Show in November 2014, national launch event in December 2014, and auto media test drives.

Qoros’ Dealers

Qoros markets its vehicles in China through a network of independent authorized retail dealers, with whom Qoros enters into non-exclusive relationships. A portion of Qoros’ dealerships are 4S dealer stores, providing Qoros’ customers with dealers and authorized salesmen, showrooms, and service and parts, under one roof; the remaining portion of Qoros’ dealership network comprises only showrooms. Locations of Qoros’ dealerships have been identified in Qoros’ extensive research, with a view to optimizing and increasing Qoros’ market coverage. As of December 31, 2014, 75 Qoros dealerships (representing 75 points of sales) were fully operational and 20 additional Qoros dealerships (representing 20 points of sales) were under construction. Additionally, as of December 31, 2014, Qoros had executed 14 Memorandums of Understanding with respect to the potential development of 14 additional dealerships (representing 14 points of sales). The dealership facilities are based on Qoros’ branded construction plans, to ensure consistency and quality, and are constructed by the dealer using its own capital resources, with partial reimbursements received from Qoros.

Qoros enters into a contract with each authorized dealer, agreeing to sell to the dealer all specified vehicle lines at wholesale prices and granting to the dealer the right to sell those vehicles to retail customers from an approved location. It is expected that Qoros’ dealers will offer the full vehicle model lineup offered by Qoros. Authorized Qoros dealers also offer parts, accessories, service and repairs for Qoros’ vehicles, using genuine Qoros parts and accessories obtained directly from Qoros. Qoros’ dealers are authorized to service Qoros’ vehicles under Qoros’ limited warranty program, and those repairs are required to be made only with Qoros’ parts. In addition, most of Qoros’ dealers also provide their customers access to retail financing, vehicle insurance and warranty packages.

Because dealers maintain the primary sales and service interface with the end consumer of Qoros’ products, the quality of Qoros’ dealerships and its relationship with its distributors are critical to its success. Qoros conducts rigorous training for dealers with respect to its vehicle models and ancillary and aftersales products, most of which are required to be completed prior to the opening of a dealer’s operations. Qoros’ training program for dealers includes (i) a step-by-step course plan, which includes an initial launch training, (ii) a three leveled core curriculum with a final certification test, and (iii) subject-specific training when appropriate (e.g. the launch of a new product, a QorosQloud upgrade, etc.). Dealers are also expected to undergo subject-specific trainings throughout subsequent years. Pursuant to the terms of its standard dealer arrangement, Qoros’ dealers are required to periodically participate in ongoing training and educational sessions regarding Qoros, its vehicle models, and the servicing of its vehicles.

For information on the risks related to Qoros’ relationship with its dealers, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros depends upon a network of independent dealers to sell its automobiles.”

Aftersales and Services

In connection with the launches of the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV, Qoros is continuing to ramp up the aftersales and services it offers for its vehicle models through its network of authorized dealers. Qoros drivers can utilize their QorosQloud to respond to service invitations, make and secure appointments, and report issues on their vehicle in advance of any servicing appointments. Aftersales and services are provided pursuant to warranties and for a fee where warranty coverage is not available.

Qoros’ Customers

Qoros’ intended target audience consists of Chinese consumers.

Target purchasers of the Qoros 3 Sedan are generally urban residents between the ages of 25 and 35, with an average-to-high level of income, while target purchasers of the Qoros 3 Hatch are generally female customers with higher-than-average education and income.

Qoros is also targeting a diverse group of fleet-sale customers, including car rental companies (including those serving Chinese government agencies), corporate entities, and other large groups.

Retail Financing Program

Customer financing is available through dealers and financing packages are also offered by Chery Motor Finance Service, Co. Ltd. a Wuhu Chery affiliate. Qoros does not provide direct financing to customers at this time.

Warranty Program

Qoros provides a 36 month or 100,000 km limited warranty with every Qoros vehicle model and also provides 36 months of free, twenty-four hour, 365 days roadside assistance. Qoros’ limited warranty, which is similar to those offered by other international OEMs, is subject to certain limitations, exclusions or separate warranties, including certain wear items, such as tires, brake pads, paint and general appearance, and battery performance, and is intended to cover parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electronic systems, battery, powertrain and brake system. As Qoros expands to other countries in the future, Qoros’ warranty coverage may vary from country to country in accordance with applicable laws and regulations. In addition to the standard 36 month warranty that is provided with each vehicle model, in the future Qoros also intends to offer an extended warranty package to its customers, covering numerous servicing options over a longer period of time.

Qoros’ Competition

The passenger vehicle market in China is highly competitive, with competition from many of the largest global manufacturers (acting through joint ventures) and established domestic manufacturers. As the size of the Chinese market continues to increase, Qoros anticipates that additional competitors, both international and domestic, may seek to enter the Chinese market and that market participants will act to maintain or increase their market share. In particular, Qoros expects the European, U.S., Korean and Japanese automakers to be its chief competitors. For information on the risks related to Qoros’ competition, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros’ business is subject to intense competition.”

Qoros’ Seasonality

In general, demand for new cars in the Chinese automobile industry peaks during three periods: March – April, September – October, and December – January. The Chinese automobile industry generally experiences reduction in demand during February, July and August. Although Qoros is an early stage manufacturer, and is still in a ramp-up stage, it is expected that Qoros will experience similar seasonality with respect to its sales once it completes its ramp-up phase.

Qoros’ Joint Venture Agreement

We are party to a Joint Venture Agreement, entered into on February 16, 2007 (which has been amended, supplemented or otherwise modified since then) that sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, and Wuhu Chery with respect to Qoros. The Joint Venture Agreement is governed by Chinese law. Pursuant to the terms of the Joint Venture Agreement, each of Kenon, through Quantum, and Wuhu Chery is required to invest pro rata amounts into Qoros at various and specified intervals. The Joint Venture Agreement also contains provisions regarding (i) the joint approval of “substantial matters” (e.g., changes to Qoros’ articles of association; the merger, amalgamation, split or public offering of Qoros) via unanimous approval from Qoros’ board of directors; (ii) the selection of Qoros’ Board of Directors and senior management; (iii) a prohibition against the sale/assignment/transfer/pledge of either party’s interest in Qoros, subject to certain exceptions, and (iv) indemnification, confidentiality, non-competition, and liquidation processes.

Pursuant to the terms of our Joint Venture Agreement, we have the right to appoint three of Qoros’ six directors and Wuhu Chery has the right to appoint the remaining three of Qoros’ six directors. We also have the right to, together with Wuhu Chery, jointly nominate Qoros’ General Manager and Chief Financial Officer. The joint nomination of Qoros’ General Manager and Chief Financial Officer are each subject to the approval of Qoros’ board of directors by a simple majority vote.

Additionally, Wuhu Chery may, in the event of the termination of the Joint Venture Agreement, purchase our interest in Qoros at an agreed upon price or at the price determined by an independent appraiser selected or appointed as applicable, pursuant to the valuation procedure set forth in the Joint Venture Agreement. The nationalization or confiscation, in whole or in substantial part, of Qoros’ assets, or Qoros’ bankruptcy, for example, are all termination events that may trigger Wuhu Chery’s purchase rights. Furthermore, the Joint Venture Agreement also contains provisions relating to the transfer and pledge of Qoros’ shares, the appointment of executive officers and directors, and the approval of “substantial matters,” which may prevent us from causing Qoros to take actions that we deem desirable.

Each of Kenon and Chery had committed to provide Qoros with RMB3.74 billion of capital contributions. Kenon and Chery have satisfied their individual committed capital contributions (assuming the conversion of certain convertible shareholder loans), having contributed RMB4.5 billion, and RMB4.1 billion, respectively, to Qoros to date via capital contributions and/or convertible or non-convertible shareholder loans. Chery has agreed to provide an additional RMB400 million to Qoros, subject to certain conditions. For further information on Chery’s provision of such loan, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Qoros – Provision of RMB400 Million Shareholder Loan.”

Kenon and Chery have also guaranteed the full performance and observance by Quantum and Wuhu Chery, respectively, of, and compliance with, all covenants, agreements, obligations and liabilities applicable to Quantum or Chery, as applicable, under and in accordance with the terms and conditions of the Joint Venture Agreement. As a result, Kenon and Chery are effectively subject to the terms of the Joint Venture Agreement.

The Joint Venture Agreement will expire in December 2032 and either we or Chery may terminate the Joint Venture Agreement prior to this date, under certain circumstances, and subject to certain conditions. For further information on the risks related to the Joint Venture Agreement, including the risks related to Chery’s status as a state controlled holding enterprise, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros is a joint venture in which our interest is only 50%.”

Qoros’ Board and Executive Management

Qoros’ board of directors has recently appointed a new General Manager and chairman of the board and Qoros has also made a number of other personnel changes at the executive management level and in the senior management structure.

Qoros’ Legal Proceedings

Audi Proceedings

Audi requested a preliminary injunction, or PI, regarding Qoros’ model name “GQ3” at Hamburg Court in Germany in January 2013. The Hamburg Court issued a PI order on January 14, 2013, which prohibited Qoros from using GQ3 as its model name in Germany. Qoros filed an opposition to the PI at the Hamburg Court on June 26, 2013. The Hamburg Court issued a written decision to uphold the PI on January 20, 2014. Qoros appealed the decision in February 2014. Additionally, Audi requested a PI regarding Qoros cars’ rear part configuration with Qoros’ logo in the middle of the trunk lid and “3” at the right side of the chrome strip (hereinafter “Qoros logo + 3” configuration) at Hamburg Court on March 7, 2013. The Hamburg Court issued a PI order on March 12, 2013, which prohibits Qoros from using “Qoros logo + 3” configuration in its cars in Germany. Qoros filed an opposition to the PI at the Hamburg Court. The Hamburg Court issued a written decision to revoke the PI on September 24, 2013 and Audi appealed the decision.

In August 2014, Qoros and Audi agreed on a settlement of all pending legal disputes.

V Cars LLC Proceedings

On each of July 20, 2008, March 17, 2010 and October 16, 2013, V Cars LLC (formerly Visionary Vehicles) filed claims against IC, Quantum, Chery and/or individuals related to Chery in U.S., Hong Kong and Israeli forums. Generally, the claims, which are at various stages of adjudication, allege V Cars LLC conducted negotiations with Chery for the establishment of a joint venture for production of vehicles in China and distribution thereof in the United States and was forcibly removed from such discussions by IC, Quantum Chery and/or individuals related to Chery. With respect to the 2013 suit, V Cars LLC claims it incurred damages of NIS 600 million (approximately $151 million) and asserts it is entitled to NIS 100 million in damages, representing 28% of the value of Qoros as of the filing date of V Cars LLC’s claim. Alternatively, V Cars LLC claims it is entitled to a customary fee (amounting to approximately 10% of IC’s investment in Qoros). Each of Quantum and Chery have committed to indemnify each other under certain circumstances. Quantum is no longer a party to the single proceeding in which it was initially named. Neither Kenon, any of our subsidiaries, nor Qoros is party to these proceedings.

Qoros’ Regulatory, Environmental and Compliance Matters

Qoros is subject to regulation, including environmental regulations, in China and the Jiangsu Province. Such regulations are becoming increasingly stringent and focus upon the reduction of emissions, the mitigation of remediation expenses related to environmental liabilities, the improvement of fuel efficiency, and the monitoring and enhancement of the safety features of Chinese vehicles. Qoros’ facility, activities and operations are subject to continued monitoring and inspection by the relevant Chinese authorities. Qoros believes that it is in compliance with applicable Chinese government regulations.

Additionally, certain of Qoros’ corporate activities are subject to the regulation and approval of the competent authorities in China. Such activities include capital increases by loans to, or investments in Qoros, changes in the structure of Qoros’ ownership, increases in the production capacity, construction of Qoros’ production facilities, registration and ownership of trademarks, relocation of Qoros’ head office, the formation of subsidiaries, and the inclusion of Qoros’ products in the national catalogue for purposes of selling them throughout China. For further information on Qoros’ regulatory, environmental and compliance risks, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.”

ZIM

We have a 32% stake in ZIM, an international shipping company in which IC held an approximately 99.7% equity interest prior to ZIM’s restructuring on July 16, 2014, which reduced ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result of the completion of ZIM’s restructuring in July 2014, IC’s equity interest in ZIM was reduced from 99.7% to 32% and ZIM is reflected as a discontinued operation in our results of operations for all periods prior to June 30, 2014. ZIM’s results of operations for the six month period ended December 31, 2014 is reflected in our share in losses of associated companies, net of tax.

Since its establishment in 1945, ZIM has developed into a large carrier in the global container shipping industry, operating a fleet of container vessels via a complex feeder network that operates from hub ports on all major international trade routes according to a fixed schedule. As of December 31, 2014, ZIM operated 85 vessels (of which 15 were owned and 70 were chartered) with a total shipping capacity of 346,156 TEUs, operating along 55 global and regional lines calling at ports in 103 countries worldwide. ZIM offers proven shipping solutions, including the transportation of out-of-gauge cargo (i.e., cargo that is placed in a “special container” or cargo that is over-dimension in height and/or width and/or length and/or weight that cannot be placed into a regular or “Special” container), perishable goods, or hazardous cargo and also offers “end-to-end” shipping services, including overland transport, distribution, storage, land transportation, customs brokerage and freight services, and an extensive global logistics network that services customers from different industries and complements and supports ZIM’s primary transport activities.

Pursuant to ZIM’s articles of association, Kenon currently has the right to appoint up to 2 directors to ZIM’s board of directors (even if our percentage of holdings in ZIM’s share capital entitles us to appoint more than 2 directors to ZIM’s board of directors). This right will expire in the event ZIM’s board of directors consists of more than 9 directors, in which case Kenon will be entitled (alone or together with others) to appoint a number of directors that corresponds to our holdings percentage in ZIM.

ZIM’s Industry Overview

ZIM competes with other liner shipping companies to provide transport services to customers worldwide. The market is significantly concentrated with the top three carriers (A.P. Moller-Maersk Group, Mediterranean Shipping Company, and CMA CGM S.A.) accounting for approximately 37% of the global capacity, and the remaining top 20 carriers each controlling less than 6% of the capacity as of January 2015. ZIM controls approximately 2% of the global container shipping capacity and is ranked nineteenth among shipping carriers globally as of January 2015 (in terms of TEU capacity).

Containerships range in size from vessels that carry less than 500 TEUs, to those with capacity of up to approximately 20,000 TEUs. The oversupply of vessel capacity within the container shipping industry is expected to continue in the near future as the global fleet continues to increase (net of scrappings) primarily as a result of the addition of larger and more cost-efficient vessels. To compete in an oversupplied market and to minimize costs, the major containership operators have created, and are continuing to create and enter into, cooperative operational arrangements, which enable rationalization of the activities of the carriers, realization of economies of scale in the operation of vessels and utilization of port facilities, promotion of technical and economic progress and greater, more efficient utilization of container and vessel capacity. ZIM is not a member of an alliance. However, ZIM is party to a wide range of operational partnerships, including vessel sharing agreements, swap agreements, and slot charter agreements with other carriers in most of the trade zones in which it operates. For further information on the risks related to competition within the shipping industry and ZIM’s participation in cooperative operational agreements, see “Item 3D. Risk Factors – Risks Related to Our Other Businesses – Risks Related to Our Interests in ZIM – Operational partnerships within the container shipping industry may adversely impact ZIM’s profitability.”

Freight rates are mainly driven by containerized demand and supply balance and have historically been highly volatile. Other factors also affect freight rates, such as changing market sentiment and carrier behavior, as reflected by deviations in freight rates that are sometimes greater than suggested by the existing demand and supply imbalance.

In light of such industry dynamics, ZIM is continuing to revise its operational costs and is striving to implement additional cost reduction practices in order to position itself as a more efficient and profitable carrier. These strategies include (i) focusing ZIM’s operations on key trade zones, such as the Trans-Pacific trade zone, the Asia-Black Sea/Mediterranean Sea sub-trade zone, and the Intra-Asia trade zone and (ii) limiting or ceasing operations within certain trade zones, such as lines to North Europe within the Intra-Europe Trade Zone. ZIM is continuing to implement “ZIMpact”, its comprehensive strategy that is designed to improve ZIM’s commercial and operational processes, and aims to reduce ZIM’s operational expenses and improve ZIM’s profitability. Since 2010, and its implementation of ZIMpact, ZIM has improved its cost structure and reduced the differential between its profitability level and the industry’s average profitability level (as ZIM’s profits were lower than the industry average in previous years in terms of EBITDA). Additionally, ZIM generated positive EBITDA in the years ended December 31, 2014 (excluding exceptional costs specific to the restructuring), 2013 and 2012.

ZIM’s Description of Operations

ZIM operates in the liner shipping sector and provides container space/allocation in connection with its operation of regular routes between fixed destinations, within and between trade zones, according to set schedules and anchoring at ports in accordance with a predetermined schedule and according to either pre-determined or spot rates. ZIM operates globally, although its key operational activities are conducted in the Trans-Pacific trade zone, the Asia-Black Sea/Mediterranean Sea sub-trade zone, and the Intra-Asia trade zone. In 2014, these trade zones accounted for approximately 61% of ZIM’s total carried volume (measured in TEUs).

The map below illustrates ZIM’s trade zones of operation, as of December 31, 2014, and the percentage of TEUs transported by zone:

The following table sets forth, with respect to major trade zones or sub-trade zones in which ZIM operates, a description of such zone and the distribution of TEUs transported within each zone for each of 2014, 2013 and 2012:

		2014	2013
Business Unit	Description of Business Unit	Transported (000s TEU)	Transported (000s TEU)
Pacific	The Pacific BU consists of the Trans-Pacific trade zone, which covers trade between Asia (mainly China) and the east coast and west coast of the U.S., Canada, Central America and the Caribbean	733	716
Cross Suez	The Cross Suez BU consists of the Asia-Europe trade zone, which covers trade between Asia and Europe through the Suez Canal, primarily through the Asia-Black Sea/Mediterranean Sea sub-trade zone	512	675
Intra-Asia	The Intra-Asia BU consists primarily of the Intra-Asia Trade Zone, which covers trade within regional ports in Asia, as well as trade between Asia-Africa	436	471
Atlantic	The Atlantic BU consists of the Trans-Atlantic trade zone, which covers trade between North and South America and Europe, including the Mediterranean Sea ports, along with trade between Europe and Africa	515	502
Latin America	The Latin America BU consists of the Intra-America trade zone, which covers trade within regional ports in the Americas as well as trade between South American East Coast and Asia	173	156
Total		2,370	2,519

ZIM’s Description of Fleet

ZIM operates in the liner shipping sector and generates revenue from fees paid to it in exchange for transportation services provided by it (through deployment of its fleet of vessels it owns or charters from third-party charterers) to ZIM’s customers. As of December 31, 2014, ZIM’s fleet included 85 vessels (83 container vessels and 2 vehicle transport vessels), of which 15 vessels are indirectly owned by ZIM (through subsidiaries established for vessel-holding purposes only) and 70 vessels are chartered (5 of these are defined as financial leases). As of the date of this annual report, ZIM had re-delivery dates ranging from 2015 to 2026. As of December 31, 2014, the total capacity of ZIM’s fleet of vessels (both owned and chartered) was 346,156 TEU (compared to 346,311 TEU as of December 31, 2013).

The following table sets forth summary information relating to ZIM’s vessels as of December 31, 2014, differentiating between owned and chartered vessels, and the remaining period of the charter:

	Container Vessels
	Number	Capacity (TEU)	Other Vessels	Total
Vessels owned by ZIM	15	58,431	—	15	[1]

Vessels chartered from parties related to ZIM
Periods up to 5 years (from December 31, 2014)	6	29,700		6
Periods over 5 years (from December 31, 2014)	2	8,442	—	2

Vessels chartered from third parties
Periods up to 5 years (from December 31, 2014)	47	166,006	2[2]	49	[3]
Periods over 5 years (from December 31, 2014)	13	83,577	—	13

Total	83	346,156	2[2]	85

1.	In connection with the completion of its restructuring in July 2014, ZIM undertook to scrap eight of its owned vessels during the 16 month period commencing on July 16, 2014. In January 2015, ZIM scrapped two vessels in addition to the eight vessels it plans to scrap in the 16 months commencing July 16, 2014.
2.	Vehicle transport vessels.
3.	ZIM purchased two of these vessels in January 2015 and scrapped one of the purchased vessels in February 2015.

Industry analysts expect shipping companies’ deployments of larger vessels to increase and, in particular, to increase in certain of the key trade zones in which ZIM operates and intends to increase its operations. To remain competitive within these trade zones, ZIM may seek to alter its fleet composition accordingly. ZIM operates a number of large container vessels (up to 10,000 TEU) and is considering adding large container vessels to its fleet. Larger vessels increase a vessel’s carrying capacity per voyage and have lower slot costs at certain utilization rates, due to, among other reasons, increased fuel efficiency.

Chartered Vessels

ZIM charters vessels under charter agreements for varying periods. With the exception of those vessels whose rates were set in connection with ZIM’s 2009 debt restructuring, ZIM’s charter rates are fixed at the time of entry into the charter, and depend upon market conditions existing at that time. As of December 31, 2014, of the 70 vessels chartered by ZIM under lease arrangements:

•	67 vessels are chartered under a “time charter,” which consists of chartering the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 8 vessels chartered under a time charter from a party related to ZIM; and

•	3 vessels are charted under a “bareboat charter,” which consists of the chartering of a vessel for a given period of time against a charter fee, with the operation of the vessel handled by the charterer.

Subject to any restrictions in the applicable lease arrangement, the charterer determines the type and quantity of cargo to be carried as well as the ports of loading and discharging. ZIM’s vessels operate worldwide within the trading limits imposed by its insurance terms. The technical operation and navigation of ZIM’s vessels remain, at all times, the responsibility of the vessel owner, who is generally responsible for the vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

Fleet Management

ZIM provides its own operational and technical management services for each of the vessels that it owns.

ZIM’s ISM Code certification is endorsed every year by Class NKK. In addition to the ISM code, ZIM is certified to the ISO 14001 Environmental code, which is endorsed by Class NKK on a yearly basis.

Non-Fleet Equipment

In addition to the vessels that ZIM owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2014, ZIM held 335,248 container units with a total capacity of 539,399 TEU, of which 54% were owned by ZIM (including under finance leases) and 46% were chartered.

Utilization Rate

ZIM’s utilization of its carrying capacity, its utilization rate, varies from time to time and generally ranges between 75% and 95% of total active vessels operating on its voyages to western countries (i.e., the dominant leg), with the utilization rates of its voyages in the opposite direction (i.e., the counter-dominant leg) being much lower.

ZIM’s Customers

In 2014, ZIM had more than 30,000 customers. ZIM’s customers are divided into “end users”, including exporters and importers, and “forwarders,” these being non-vessel operating common carriers (i.e., entities engaged in assembling cargos from various customers and the forwarding thereof through a shipping company). In 2014, 46% of ZIM’s customers (in terms of transported volume) were “end” customers, while the remainder were “forwarders”, e.g., entities dealing with consolidation cargo from various clients and shipping the cargo by various shipping companies. ZIM does not depend upon any single customer.

ZIM’s Seasonality

Activity in the marine container shipping industry is affected by various seasonality factors. Generally, the first quarter of the calendar year is marked by a decrease in demand for shipping, primarily due to a decrease in demand from Asia as a result of the Chinese New Year. In the third and fourth quarters, demand for cargo shipping generally increases, primarily due to the holiday periods in the United States. The third quarter is generally the strongest quarter with respect to shipping demand.

Recently, as a result of the continuing crisis within the shipping industry, the seasonality factors have not been as apparent as they have been in the past. The marine shipping market is dynamic and volatile by its very nature and has been marked in recent years by relative instability. As global trends that affect the shipping market have been changing rapidly in recent years, it remains difficult to predict these trends and the shipping industry’s activities.

ZIM’s Legal Proceedings

Derivative Action Concerning ZIM Restructuring

On August 5, 2014, a petition was submitted to the District Court in Tel Aviv, to approve the submission of a derivative action against IC, ZIM, certain of IC’s independent directors comprising a special committee of the IC board established to consider ZIM’s restructuring, Millenium Investments Elad Ltd., or Millenium, which owned approximately 46.9% of IC, and Mr. Idan Ofer. The petitioner alleges that (i) IC’s execution of a related party transaction in connection with the completion of ZIM’s restructuring deviated from the approval of IC’s general assembly, (ii) a condition precedent to such transaction relating to the transferability of IC’s equity interest in ZIM was not fulfilled, and (iii) as a result, IC has incurred damages of approximately $27 million. The petitioner requests that the defendants (excluding IC and ZIM) hold a shareholder meeting to approve IC’s execution of such related party transaction or the defendants (excluding IC) compensate IC (in an amount not less than $27.4 million), as a result of the lower value of ZIM shares that were issued to IC in connection with the restructuring. Additionally, the petitioner alleges that the defendants wrongfully enriched breached their statutory duties, exceeded their authorization, and/or breached their duty of care and fiduciary duties. The petitioner further claims that the defendants, Millenium and Mr. Idan Ofer, as controlling shareholders of IC, acted to convene additional shareholder meetings. At this stage, ZIM is unable to estimate the probability of an adverse outcome or the effect of an adverse outcome on its business, if any.

European Commission Antitrust Investigation

On November 22, 2013, the European Commission published an announcement in respect of the commencement of investigation procedures against several container shipping companies due to a suspicion of them acting in concert. According to the announcement, the European Commission intends to investigate whether public notices of the shipping companies in respect of the future price increase, which were published on the carriers’ internet websites, in the press and elsewhere, caused or may have caused any restriction on competition and customers’ trading in the maritime shipping market to and from Europe.

On November 21, 2013, an official notice was submitted to ZIM, in which it was clarified that the investigation proceedings involve a substantial number of shipping companies operating from and to the European Union, including ZIM and that the investigation proceedings do not imply that the European Commission has made a definitive finding of an infringement, but only that it intends to give priority to the matter. At this stage, the carriers are engaged in constructive negotiation of commitments with the European Commission.

ZIM’s Regulatory, Environmental and Compliance Matters

ZIM is subject to many legal provisions relating to the protection of the environment, including with respect to the emissions of hazardous substances, SOx and NOx gas exhaust emissions, the operation of vessels while at anchor by means of generators, and the use of low-sulfur fuel or shore power voltage and double walls for fuel tanks. ZIM could be exposed to high costs in respect of environmental damages (to the extent that the costs are not covered by its insurance policies), criminal charges, and substantive harm to its operations and goodwill, if and to the extent that environmental damages are caused by its operations. ZIM instructs the crews of its vessels on the regulatory requirements relating to the environment and operates in accordance with procedures that ensure its in compliance with the regulatory requirements relevant to the environment. ZIM also insures its activities, where effective for it to do so, in order to hedge its environmental risks.

ZIM is also subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which the vessels anchor, as well as regulations by virtue of international treaties and membership in international associations. Changes and/or amendments to the regulatory provisions applying to ZIM (e.g., the U.S.’s recent policy requiring the scanning of all cargo en route to the United States) could have a significant adverse effect on ZIM’s results of operations. Additionally, the non-compliance of a port with any of the regulations applicable to it may also adversely impact ZIM’s results of operations, by increasing ZIM’s operating expenses.

Additionally, ZIM is subject to regulations against harming competition worldwide. For example, in the European Union, ZIM is subject to articles 101 and 102 of the Consolidated Version of the Treaty on the Functioning of the European Union. ZIM’s transport activities serving the U.S. ports are subject to the Shipping Act of 1984, as modified by the Ocean Shipping Reform Act of 1998. With respect to Israel, ZIM is subject to the general competition law established in the Israel Antitrust Law, 1988. Immunity from antitrust laws to certain agreements between ocean carriers that operate in the aforementioned jurisdictions, such as slot exchange agreements and other operational partnerships, are in effect. ZIM is party to certain operational partnerships with other carriers in the industry and each of those operational partnerships, as well as any future operational partnerships it becomes party to, must comply with the applicable antitrust regulations in order to remain protected and enforceable.

ZIM is also subject to Israeli regulation regarding, among other things, national security and the mandatory provision of ZIM’s fleet, environmental and sea pollution, and the Israeli Shipping Law (Seamen) of 1973, which regulates matters concerning seamen, and the terms of their eligibility and work procedures.

Finally, ZIM is subject, in the framework of its international activities, to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities.

For further information on ZIM’s regulatory risks, see “Item 3D. Risk Factors –Risks Related to Our Other Businesses – Risks Related to Our Interest in ZIM – ZIM is subject to environmental regulation and failure to comply with such regulation could have a material adverse impact on ZIM’s business” and “Item 3D. Risk Factors – Risks Related to Our Other Businesses – Risks Related to Our Interest in ZIM – The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.”

ZIM’s Special State Share

In connection with the 2004 sale of the holdings of the State of Israel in ZIM to IC, ZIM ceased to be a “mixed company” (as defined in the Government Companies Law of Israel) and issued a Special State Share to the State of Israel. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity, so as to enable the State of Israel to effectively access a minimal fleet in an emergency crisis, or for security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s vital interests or its foreign or security interest or Israel’s shipping relations with foreign countries from having influence on ZIM’s management. In connection with the completion of ZIM’s restructuring plan, certain transferability restrictions imposed by the terms of the Special State Share were revised. Prior to the consummation of ZIM’s restructuring plan, the Israeli Supreme Court validated ZIM’s articles of association, including the revised terms of the Special State Share. The key terms and conditions of the revised Special State Share include the following requirements:

•	ZIM must be, at all times, a company incorporated and registered in Israel, whose headquarters and registered main office are domiciled in Israel;

•	at least a majority of the members of ZIM’s Board of Directors, including the Chairman of the Board, as well as the Chief Executive Officer or the person serving as its Chief Business Officer, whatever his/her title may be, must be Israeli citizens;

•	any transfer of vessels shall be invalid vis-à-vis ZIM, its shareholders and any third party if, as a result thereof, the minimum fleet target mandated by the State of Israel will not be maintained and the holder of the Special State Share has not given prior written consent thereto;

•	any holding and/or transfer of shares and/or allocation that confers possession of shares in ZIM at 35% or more of its issued share capital, or that vests the holder thereof with control over ZIM, including as a result of a voting agreement, shall be invalid vis-à-vis ZIM, its shareholders and any third party, if the holder of the Special State Share has not given prior written consent thereto; and

•	any transfer of shares granting the owner a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State of Israel, including full information regarding the transferor and the transferee, the percentage of the shares held by the transferee after the transaction will be completed, and the relevant information about the transaction, including voting agreements and agreements for the appointment of directors (if applicable). In any case, if the State of Israel determines that a transfer of such shares shall constitute potential harm to the State of Israel’s security, or any of its vital interests, or that it has not received the relevant information in order to make a decision, the State of Israel shall be entitled to notify the parties within 30 days that it opposes the transaction, and will be obligated to justify its opposition. In such a situation, the requestor of the transaction shall be entitled to transfer this matter to the competent court, which shall hear and rule on the subject in question.

Any change, including an amendment or cancellation of the rights afforded to the State of Israel by the Special State Share shall be invalid with respect to ZIM, its shareholders and any third party, unless it is approved in advance and in writing by the State of Israel.

Kenon’s ownership of ZIM shares is subject to the terms and conditions of the Special State Share, which restricts Kenon’s ability to transfer its equity interest in ZIM to third parties. The terms of the State of Israel’s consent of Kenon’s and Idan Ofer’s status, individually and collectively, as a “Permit Holder” of ZIM’s shares, stipulates, among other things, that Kenon’s transfer of the means of control of ZIM is limited if the recipient is required to obtain the State of Israel’s consent, or is required to notify the State of Israel of its holding of ZIM shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the consent provide that, if Idan Ofer’s ownership interest in Kenon is less than 36% or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or control. Therefore, if Mr. Ofer sells a portion of his interest in Kenon and owns less than 36% of Kenon, or ceases to be Kenon’s controlling shareholder, then Kenon’s right to vote and receive dividends in respect of its ZIM shares, for example, will be limited to those available to a holder of 24% of ZIM’s shares (even if Kenon holds a greater percentage of ZIM’s shares). “Control”, for the purposes of this consent, is as defined in the State of Israel’s consent, with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM. For information on the risks related to the State of Israel’s ownership of the Special State Share, including with respect to IC’s transfer of its interest in ZIM to us, see “Item 3D. Risk Factors – Risks Related to Our Other Businesses – Risks Related to Our Interest in ZIM – Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and our equity interest in ZIM.”

Tower

As of March 26, 2015, we owned approximately 18 million shares of Tower (excluding (i) the 1,669,795 shares of Tower underlying 1,669,795 warrants in Tower held by Kenon, exercisable up to July 27, 2017 and (ii) the 2,668 shares of Tower underlying 2,668 options in Tower held by Kenon, as applicable, representing an approximately 22.5% equity interest in Tower, assuming the full conversion of approximately 3.8 million outstanding capital notes issued by Tower and held by Bank Hapoalim. Kenon’s equity interest in Tower, based upon the approximately 76 million Tower shares currently outstanding, is approximately 23.7%. Tower generated revenues of $828 million in the year ended December 31, 2014. As of March 26, 2015, Tower had 76,206,922 shares outstanding and a total market capitalization of approximately $1,260 million, based upon the closing price of Tower’s shares on NASDAQ on March 25, 2015.

Tower is a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. Tower manufactures semiconductors for its customers primarily based on third party designs. Tower currently offers the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. Tower also provides design support and complementary technical services. ICs manufactured by Tower are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

Tower is focused on establishing leading market share in high-growth specialized markets by providing its customers with high-value wafer foundry services. Tower’s historical focus has been standard digital complementary metal oxide semiconductor, or CMOS, process technology, which is the most widely used method of producing ICs. Tower is currently focused on the emerging opportunities in specialized technologies including CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), RF SOI, bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve its customers, Tower has developed and is continuously expanding its technology offerings in these fields. Through Tower’s experience and expertise gained over twenty years of operation, it differentiates itself by creating a high level of value for its clients through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, and commenced operations as an independent foundry. Since then, Tower has significantly upgraded its Fab 1 facility, equipment, capacity and technological capabilities with process geometries ranging from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash, advanced analog, RF (radio frequency) and mixed-signal technologies.

In 2003, Tower commenced production in Fab 2, a wafer fabrication facility Tower established in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF (radio frequency), power platforms and mixed-signal technologies.

In September 2008, Tower merged with Jazz. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Jazz’s specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide, or SiGe, semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California, or Fab 3.

In June 2011, Tower acquired a fabrication facility in Nishiwaki City, Hyogo, Japan, or Fab 4, from Micron. The assets and related business that Tower acquired from Micron were held and conducted through a wholly owned Japanese subsidiary, TJP. During 2014, the operations of Fab 4 ceased in the course of restructuring activities and business in Japan associated with the transaction detailed below with Panasonic.

In March 2014, Tower completed a strategic transaction with Panasonic to create a new company to manufacture products for Panasonic and potentially other third parties, using Panasonic’s three semiconductor manufacturing facilities located in Hokuriku Japan. Pursuant to this transaction, Panasonic formed a new company called TowerJazz Panasonic Semiconductor Co., Ltd., or TPSCo, and transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSCo, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSCo. As part of this transaction, Tower purchased 51% of the shares of TPSCo from Panasonic.

For further information on Tower, see “Information Regarding Tower.”

Remaining Businesses

We have interests in certain businesses engaged in the development of alternative fuel or solar technologies:

•	Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process, in which we maintain a 91% equity interest; and

•	HelioFocus, a developer of dish technologies for solar thermal power fields, in which we maintain a 70% equity interest.

Additionally, until December 24, 2014, we had a 69% equity interest in Petrotec, a European producer of biodiesel generated from used cooking oil, or UCO, whose securities are publicly-traded on the Frankfurt Stock Exchange. On December 24, 2014, REG, a NASDAQ-listed advanced biofuels producer and developer of renewable chemicals, purchased IC Green’s holdings in Petrotec. As consideration for REG’s purchase of Petrotec’s shares, IC Green received approximately $20.9 million, which was paid in the form of newly-issued shares of REG, representing approximately 4.6% of REG’s share capital.

Primus

Primus’ Description of Operations

Primus is an innovative developer of a proprietary liquid fuels gasification and pyrolysis technology, the STG+ process, which is designed to produce liquid hydrocarbons from synthesis gas, or syngas, derived from non-edible raw materials (e.g. natural gas, second generation and agricultural biomass and pelletized wood waste, and other feedstocks). Primus’ STG+ process converts syngas into “drop-in” high-octane gasoline and, in the future, may be utilized to produce diesel, jet fuel and high-value chemicals. As a result of the availability of large shale gas reserves in the U.S. and the low cost of natural gas in relation to the cost of gasoline, Primus intends to primarily utilize domestically produced natural gas in its STG+ process. Primus seeks to operate as a technology development company and may, in the long-term, operate as a producer of alternative liquid fuels.

Primus’ STG+ process improves upon existing gas-to-liquid technologies by integrating all reactors into a single-loop process, thereby reducing capital and operating costs while increasing reliability and yield. Although Primus is still developing its STG+ technology with respect to fuels other than gasoline (e.g., diesel and jet fuel), Primus expects the fuel produced by its STG+ process to be cost-competitive with petroleum-based fuels and expects the STG+ process to operate on a smaller scale than the competing methanol-to-gasoline process utilized by other, non-traditional gasoline producers. Primus expects its customers to be able to distribute, store and pump its gasoline, diesel and jet fuel using existing fuel infrastructures and expects that any gasoline, diesel and jet fuel produced may be utilized in unmodified, conventional vehicles and can be blended 50/50 with standard jet fuel for use in aircraft. Primus’ business plan also contemplates licensing, and in some instances constructing, facilities that have been designed to run the STG+ process to, and for, third-parties.

Since mid-2011, Primus has operated pilot scale test facilities at its headquarters in Hillsborough, New Jersey. Primus’ pilot plant consists of two major units, the first being a wood pellet gasifier that produces syngas, and the second being the STG+ pilot operation. The STG+ process has been successfully validated at the pilot scale. Primus has conducted over 100 runs at this facility and has used the data obtained from such operations to optimize the design of its demonstration plant, which was completed in August 2013. Primus’ demonstration plant generates syngas from natural gas, and converts the syngas into high-octane gasoline. The demonstration plant has a nameplate production capacity of 12.7 gallons per hour, or 100,000 gallons per year, and was designed to replicate the key scale parameters of a larger plant, so as to minimize potential scale-up risks. Over a four year period, Primus has utilized its pilot and demonstration plants to test the STG+ process with more than 10 feedstock and 20 catalyst types, over 5,000 hours of operation.

As of December 31, 2014, Primus has not recognized any revenues from its operations and we have invested approximately $65 million into Primus’ operations.

In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed necessary to facilitate Primus’ operational and development capital requirements. For example, pursuant to an investment agreement entered into with Primus in October 2014, we may lend Primus up to $25 million via a series of convertible notes through December 31, 2015; As of December 31, 2014, Primus has issued to IC Green an aggregate principal amount of $3.5 million under the terms of the investment agreement. The amounts, and timing, of any additional convertible notes issued by Primus to IC Green under the terms of the investment agreement shall be determined exclusively by IC Green.

We own 91% of Primus and the remaining 9% is primarily held by Primus’ founders.

Primus’ Principal Markets; Customers

The U.S. transportation fuels market presents an attractive opportunity for Primus and other alternative fuel providers in the gas-to-liquid technologies market. Unlike ethanol and other biofuels that are limited by blending or infrastructure constraints, Primus’ drop-in fuels can be utilized throughout the entire liquid transportation fuels market, which includes the gasoline, diesel and jet fuel markets. Primus’ STG+ process:

•	produces a direct substitute for petroleum-derived gasoline, which generated an estimated $359 billion in sales in the United States in 2014 (based upon the average 2014 wholesale gasoline price of $2.62/gallon and, according to the U.S. Energy Information Administration, or EIA, estimated consumption of 137 billion gallons of gasoline);

•	is expected to be utilized to produce diesel. In particular, Primus seeks for its diesel to be sold for commercial transportation and maritime fuel application and thereby access the U.S. diesel market, which generated an estimated $173 billion in 2014 (based upon the average 2014 wholesale diesel price of $2.83/gallon and, according to the EIA, estimated consumption of 61 billion gallons of diesel); and

•	is expected to be utilized to produce jet fuel which, in turn, can be blended 50/50 with standard jet fuel. Primus seeks for its jet fuel to be sold as conventional aviation fuel and thereby access the U.S. aviation fuel market, which generated an estimated $64 billion in 2014 (based upon the average 2014 jet fuel price of $2.77/gallon and, according to the EIA, estimated consumption of 23 billion gallons of jet fuel).

The demand for transportation fuel derived from natural gas is expected to continue to increase over the next decade as a result of numerous factors, including a U.S. focus on reducing its dependence on foreign oil and the increasing role of alternative transportation fuels as a result of environmental impact and fuel-efficiency. For example, the production of oil results in the “flaring” of natural gas – a method disposing of, rather than utilizing, any excess natural gas. Such flaring has become a concern for certain countries as a result of the associated emissions in greenhouse gases and the subsequent decrease in the availability of natural gas. As Primus’ STG+ process converts syngas into “drop-in” high-octane gasoline, Primus provides its customers with the technological tools to transform the natural gas inadvertently produced by oil production and flaring into gasoline.

Primus’ potential customers are existing refiners of crude oil, purchasers of oil-based fuels, and blenders of transportation fuels, who market 137 billion gallons of gasoline per year (based upon estimated 2014 sales) and direct end-users, such as airlines or retailers. Additionally, both commercial airline regulators and certain branches of the military have developed goals for alternative fuel use and greenhouse gas emissions reductions that will generally increase market demand for cleaner fuels. Reductions in the price of crude oil, which increases the cost-effectiveness of petrol-fueled machines (e.g., cars, planes, etc.), may adversely impact providers of alternative fuels, including Primus and its customers, as pricing discrepancies between alternative and traditional sources of fuel partially incentivizes the purchase of alternative fuel products. For further information on the risks related to the demand of renewable energy products in light of the fluctuating costs of traditional sources of fuel, see “Item 3B. Risk Factors – Risks Related to Our Other Businesses – Risks Related to Our Other Businesses – The decrease in the cost of fuel or electricity generated by traditional sources may cause the demand for the services provided by our renewable energy businesses to decline.”

Primus’ Raw Materials and Suppliers

In connection with the operation of Primus’ demonstration plant in the year ended December 31, 2014, a single supplier provided Primus with its natural gas requirements, representing an immaterial amount of Primus’ operating expenses in the year ended December 31, 2014.

Primus’ Competition

Primus seeks to operate as a technology development company and may, in the long-term, operate as a producer of alternative liquid fuels. Its competitors in both spaces include other gas-to-liquids companies and companies using other feedstocks to produce syngas, such as ExxonMobil MTG, Haldor Topsøe TIGAS or other newly-established ventures, that provide a different technological approach to the production of syngas. Primus also competes with traditional producers of gasoline (e.g., oil refineries utilizing crude oil). As Primus’ STG+ process is further developed to produce diesel and jet fuel in addition to gasoline, Primus also expects to compete with the traditional and alternative producers of these fuels. Primus believes that its (i) direct synthesis of the desired fuel product, (ii) high yield and cost-effective results; and (iii) selective process allows it to remain competitive with its competitors in both areas.

Primus’ Patents, Licenses, Etc.

Primus’ intellectual property portfolio includes: two issued patents on its core technology, the “Single Loop Process”, to produce liquid fuels from syngas; one issued patent on its first commercial product, specifically the “Fuel Composition”; and several additional patent applications and trade secrets that are generally categorized into the following areas: liquid fuel synthesis, liquid fuel composition, incremental improvements and customization, and biomass gasification.

Primus has also filed corresponding patent applications under the Patent Cooperation Treaty and has filed national phase applications in 16 countries for its base process patent. Primus actively evaluates its intellectual property portfolio so as to optimize its intellectual property strategy and to protect the authenticity and commercial value of its STG+ process.

Primus’ Property, Plants and Equipment

Primus’ fully operational 300 gallon-per-day integrated industrial demonstration plant located in Hillsborough, New Jersey, was successfully constructed in August 2013. The demonstration plant converts natural gas feedstock into syngas which is, in turn, converted into high-octane, drop-in gasoline. The demonstration plant has a nameplate production capacity of 12.7 gallons per hour, or 100,000 gallons per year. Primus expects this demonstration plant to provide the performance data necessary for the design and development of other plants. Primus also expects to incorporate diesel production lines in this demonstration plant as Primus further develops its STG+ process. There are currently no formal plans, however, to incorporate a jet fuel line in the demonstration plant.

Primus’ Regulatory, Environmental and Compliance Matters

Primus’ operations are affected by various local and foreign laws, rules, regulations and authorities with respect to environmental protection.

Motor fuels in the U.S. are primarily regulated by the EPA as a result of the Clean Air Act, which regulates air pollution and requires the EPA to develop and enforce regulations to that end. The 1990 amendments to the Clean Air Act mandated the use of oxygenated compounds (such as ethanol) in gasoline to improve combustion and meet air quality standards and places limits on the quantity of sulfur in conventional gasoline. Primus is subject to these regulations and, in compliance with such regulations, expects to design and develop plants that deliver gasoline to an existing petroleum refinery or a blender where it, like petroleum-based gasoline, will be blended with oxygenates to meet federal and state environmental regulations.

Additionally, Section 211 of the Clean Air Act establishes testing requirements for any new fuel or additive and requires refiners and importers to register their gasoline, diesel and fuel additives products that are produced and commercially distributed for use in highway motor vehicles before those products are offered for sale. The EPA uses such registration as a gatekeeper program and will require that it be satisfied before any regulated fuel can be dispensed. In connection with the registration program, manufacturers are required to analyze the combustion and evaporative emissions generated by their fuel and fuel additive products, survey existing scientific information for each product and, where adequate information is not available, conduct tests to screen for potential adverse health effects of these emissions. These regulations establish the testing requirements for any new fuel or fuel additive. Although Primus’ fuel is similar to existing approved fuels, Primus still needs to satisfy group membership criteria or satisfy FFARs regulation in some other manner. Primus is reviewing the EPA’s RFSs and the testing provisions and requirements of other Clean Air Act programs (e.g., the Toxic Substances Control Act, UL storage issues, warranty issues with vehicle manufacturers and state and federal fuel taxation issues) to determine whether it is subject to, and in compliance with, these regulations. Primus expects its gasoline product to meet or exceed the basic specifications, such that it can be considered a “drop-in” blendstock, functionally equivalent or superior to conventional petroleum gasoline.

While, to date, Primus’ compliance with these requirements has not materially adversely affected its financial condition and/or results of operations, we cannot provide any assurance that existing and new laws or regulations will not materially and adversely affect it. In the future, local or foreign governmental entities or competitors may seek to change existing regulations or impose additional regulations. Any modified or new government regulation applicable to the services or technologies offered by Primus, whether at the local or international level, may negatively impact the technical specifications, production, servicing and marketing of its products and increase its costs and the price of its services or technologies, which could adversely impact its liquidity.

HelioFocus

HelioFocus is a developer of dish technologies for solar thermal solutions and is in the process of developing a full system solution for the provision of solar heat using air as a heat transfer mechanism. HelioFocus’ third-generation technology aims to generate energy (e.g., electricity) from solar energy (i.e. “green steam” that can be used by power plants to drive steam turbines to generate electricity). HelioFocus’ product consists of a unique receiver located at the focal of a large parabolic dish that reflects sun rays. The receiver then converts the sun rays into steam with temperatures of up to approximately 1,000 degrees centigrade. HelioFocus has one dish located, and an additional four dishes under construction, in Israel. HelioFocus also operates as a technology provider for eight dishes under commissioning in Inner Mongolia, China. HelioFocus has not commenced commercial operation. In addition, HelioFocus owns 15 patent families, including 8 issued patents, 4 allowed patent applications and 49 pending patent applications. HelioFocus also owns 2 registered trademarks.

We own 70% of HelioFocus, Zhejiang Sanhua Co., Ltd. holds 21% and HelioFocus’ founders and key executives hold the remaining 9%. Notwithstanding our majority equity interest in HelioFocus during the course of 2014, as a result of veto rights held by Zhejiang Sanhua Co., Ltd. until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014.

As of December 31, 2014, we have invested approximately $31 million of equity financing into HelioFocus’ operations, including $1.5 million of intercompany debt, which was converted into additional equity interests in HelioFocus in June 2014 and which consequently increased our equity interest in HelioFocus. HelioFocus’ board of directors has decided to reduce HelioFocus’ activities and maintain only a minimum number of personnel. This decision was made in response to HelioFocus’ expectation of insufficient financing during the 2015 fiscal year. HelioFocus has also determined that its operations and personnel will remain at such levels until new investors have been retained, and if HelioFocus is unable to find new investors, it may cease to conduct business. As a result of the HelioFocus’ board decision, Kenon recorded an impairment charge in the amount of approximately $13 million in the year ended December 31, 2014 in respect of HelioFocus’ assets.

Petrotec

Petrotec, in which we held a 69% interest until December 2014, is a European producer of biodiesel generated from UCO and other waste. Biodiesel can be used as a direct substitute for petrodiesel and can be stored, transported and distributed using the existing petrodiesel infrastructure. Biodiesel can be sold either as pure biodiesel directly, to oil companies for blending with petrodiesel, and to fuel traders who either also use it for blending or resell the product as pure biodiesel. Petrotec produces sustainable and climate-friendly biodiesels via the processing of UCOs and other waste oils and fats (primarily to large European – in particular, German – oil distributors), and also operates its own UCO collection business and blending facility. Petrotec owns an annual nameplate capacity of approximately 185,000 tons through its two production facilities located in Oeding and Emden, Germany.

On December 24, 2014, REG, a NASDAQ-listed advanced biofuels producer and developer of renewable chemicals, purchased IC Green’s holdings in Petrotec. As consideration for REG’s purchase of Petrotec’s shares, IC Green received approximately $20.9 million, which was paid in the form of newly-issued shares of REG, representing approximately 4.6% of REG’s share capital. In addition, REG purchased the 12.5 million Euro shareholder loan provided to Petrotec by IC Green; the $15.8 million consideration for the purchase of the shareholder loan was paid in cash.

IC Green is subject to a lock-up restriction with respect to the shares of REG it received as consideration in connection with the sale of Petrotec, and such lock-up prohibits sales by IC Green for six months and limits sales by IC Green over the six months following the date of the sale.

C.	Organizational Structure

The chart below represents a summary of our organizational structure, excluding intermediate holding companies. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4B. Business Overview.”

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

This information should be read in conjunction with our audited combined carve-out financial statements, and the related notes thereto, as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012, and the related notes thereto, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. The financial information below also includes certain non-IFRS measures used by us to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance. In addition, all financial information below relating to Tower has been prepared in accordance with U.S. GAAP.

The following discussion has been prepared assuming that Kenon had operated as a separate entity prior to the consummation of the spin-off, which had not yet occurred as of December 31, 2014. Therefore, references in this discussion to the historical results of our businesses refer to businesses that had not been, but were expected to be, contributed to us in connection with the spin-off. The historical financial statements for the periods under review have been carved out of the consolidated financial statements of IC, which held each of our businesses during the periods under review. References in this discussion to our historical results of operations refer to the carved out historical results of operations of IC. The financial position, results of operations and cash flows reflected in our combined carve-out financial statements include all expenses attributable to our business and each of our businesses, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented, or of our future results.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

Our primary focus will be to continue to grow and develop our primary businesses, IC Power and Qoros, by:

•	in the case of IC Power, continuing to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from IC Power’s selective dispositions of assets. As part of our business development strategy, we will seek to provide investors with direct access to IC Power when we believe it is in the best interests of IC Power’s development and our shareholders to do so. For example, as an interim step, we may pursue an IPO or listing of IC Power’s equity. Should we pursue such IPO or listing, we believe it could occur in the near- to medium-term, subject to business and market conditions and other relevant factors; and

•	in the case of Qoros, potentially providing additional equity capital or loans, as we deem appropriate, to assist Qoros in its development and, until it achieves significant sales, its operating expenses, financing expenses and capital expenditures, as Qoros continues to pursue its commercial growth strategy. We expect that a significant portion of our liquidity and capital resources will be used to support Qoros.

Following the growth and development of IC Power and Qoros, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the near- to medium and medium- to long-term, respectively.

In furtherance of our strategy, we intend to support the development of our non-primary businesses, and to act to realize their value for our shareholders by distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and distributing the proceeds derived from such sales in accordance with the principles set forth below.

As we execute our strategy, we intend to operate under disciplined capital allocation principles designed to ensure the prudent use of our capital. We intend to refrain from acquiring interests in new companies outside our existing businesses. We do not intend to materially “cross-allocate” proceeds received in connection with distributions from / sales of our interests in, any of our businesses, among our other businesses. Instead, we intend to distribute such proceeds to our shareholders or to use such proceeds to repay amounts owing under our credit facility with IC, as discussed in more detail below. In addition, we will not make further investments in ZIM.

The disciplined capital allocation principles set forth above are designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. However, we will be required to make determinations over time that will be based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlook, none of which are predictable at this time. As a result, we will be required to exercise significant judgment while seeking to adhere to these capital allocation principles in order to maximize value for our shareholders and further the development of our businesses.

As Qoros is an early stage company, it will require additional third-party and shareholder funding to support its development. As such, we expect that a significant portion of our liquidity and capital resources will be used to support Qoros’ development and, until it achieves significant sales, its operating expenses, financing expenses, and capital expenditures. Should we decide that providing Qoros with additional funding is in the best interests of our shareholders, we will first seek to approve Qoros’ incurrence of additional third-party debt that is non-recourse to Kenon or the issuance of equity in Qoros to third-party investors. However, to the extent that such third-party funding is not available, we may, if we deem it in the best interests of our shareholders for us to do so, source such funding from other sources, which could include cross-allocating proceeds received in connection with dispositions of or distributions from our other businesses. Alternatively, Kenon may choose not to provide such financing, which may adversely impact Qoros’ ability to obtain financing from Chery or other third parties, in which case Qoros may be unable to meet its operating expenses and Kenon may not recoup its investment in Qoros. Furthermore, in connection with the release of IC’s outstanding back-to-back guarantee in respect of certain of Qoros’ debt, and Kenon’s related reimbursement obligations of up to RMB888 million to IC, Kenon has given an undertaking to restore equality in respect of Chery’s RMB1.5 billion (approximately $241 million) guarantee, which may result in Kenon providing additional capital to, or in respect of, Qoros. Such capital would be in addition to Kenon’s current investment plans with respect to Qoros, which Kenon expects to use a significant portion of its liquidity and capital resources to fund. As a result, this undertaking may require Kenon to seek additional liquidity, including seeking funding from its other business. For further information on the risks related to the significant capital requirements of our businesses, particularly Qoros, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Some of our businesses, particularly Qoros, have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.”

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations are impacted by the financial results of each of its businesses. To effectively assess our results of operations, we supply detailed information on the financial results of our individual businesses and the impact such results have had on our consolidated results of operations. The analysis of each business’ impact on our results of operations depends upon the method of accounting applicable to it during the periods under review as set forth in the following table:

	Six Months Ended December 31, 2014			All Periods Prior to June 30, 2014
	Ownership Percentage	Method of Accounting	Treatment in Combined Carve-Out Financial Statements	Ownership Percentage	Method of Accounting	Treatment in Combined Carve-Out Financial Statements
IC Power	100%	Consolidated[1]	Consolidated	100%	Consolidated[1]	Consolidated
Qoros	50%	Equity	Share in losses of associated companies, net of tax	50%	Equity	Share in losses of associated companies, net of tax
ZIM[2]	32%	Equity	Share in losses of associated companies, net of tax[3]	99.7%[2]	Consolidated – Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)
Tower	29%[3]	Equity	Share in losses of associated companies, net of tax	29%[3]	Equity	Share in losses of associated companies, net of tax[4]
Other
Primus	91%	Consolidated	Consolidated	91%	Consolidated	Consolidated
Petrotec	— [5]	Equity – Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)	69%[5]	Consolidated – Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)
HelioFocus	70%	Consolidated	Consolidated	70%[6]	Equity[7]	Share in losses of associated companies, net of tax

1.	IC Power’s consolidated results of operations include income/loss from associated companies relating to IC Power’s non-controlling interests in each of Generandes and Pedregal, which IC Power accounts for pursuant to the equity method of accounting.

2.	On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM’s results of operations for the six months ended December 31, 2014 are reflected in Kenon’s share in losses of associated companies, net of tax and ZIM’s results of operations for all periods prior to June 30, 2014 are reflected as discontinued in Kenon’s results of operations.

3.	Represents Kenon’s equity interest in Tower as of December 31, 2014, assuming the full conversion of approximately 4.5 million outstanding capital notes issued by Tower and held by Bank Hapoalim, which conversion would result in approximately 63 million Tower shares outstanding. Kenon’s equity interest in Tower, based upon the approximately 58 million Tower shares outstanding as of December 31, 2014 and Kenon’s ownership of approximately 18 million of such shares (excluding (i) the 1,669,795 shares of Tower underlying 1,669,795 warrants in Tower held by Kenon, exercisable up to June 27, 2017 and (ii) the 2,668 shares of Tower underlying 2,668 options in Tower held by Kenon), was approximately 31%.

Kenon may experience additional dilution of its equity interest in Tower if the holders of Tower’s outstanding bonds, options and warrants also choose to convert their bonds and exercise their options or warrants, as applicable. For further information, see “Information Regarding Tower.”

4.	To the extent the cumulative net loss equals the total investment, as was the case for Tower as of the year ended December 31, 2013, the book value of our investment will be reduced to zero. Losses beyond the cumulative investment will not be reflected and the book value will only change with positive net income received in connection with an investment that is higher than the previously accumulated net losses. In 2013, a $6 million loss in Tower’s results of operations was not reflected in the Kenon’s Combined Carve-Out Statement of Income.

5.	For further information on IC Green’s December 2014 sale of its equity interest in Petrotec, see “Item 4B. Business Overview – Our Businesses – Remaining Businesses – Petrotec.”

6.	For further information on IC Green’s December 2014 investment in HelioFocus, which increased IC Green’s interest in HelioFocus from 53% to 70%, see “Item 4B. Business Overview – Our Businesses – Remaining Businesses – HelioFocus.”

7.	Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results with our own until June 30, 2014.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2014
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)

Revenue	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Asset write-off	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in losses (income) of associated companies	14	(175)	(10)	—	(171)

Income (loss) before taxes	$321	(175)	$(37)	$—	$109
Taxes on income	87	—	4	—	91

Income (loss) from continuing operations	$234	$(175)	$(41)	$—	$18

Attributable to:
Kenon’s shareholders	209	(175)	(34)	—	—
Non-controlling interests	25	—	(7)	—	18
Segment assets[4]	$3,849	$—	$837 [5]	$(785)	$3,901
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [6]	(785)	2,881
Capital expenditure	593 [7]	—	12	—	605
EBITDA	$348 [8]	$—	$(43)[9]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Associated company.
2.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014), and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
4.	Excludes investments in associates.
5.	Includes Kenon’s and IC Green’s assets.
6.	Includes Kenon’s and IC Green’s liabilities.
7.	Includes the additions of PP&E and intangibles based on an accrual basis.
8.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
9.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Year Ended December 31, 2013[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$866	$—	$—	$7	$873
Depreciation and amortization	(75)	—	(5)	—	(80)
Financing income	5	—	32	(32)	5
Financing expenses	(86)	—	(15)	32	(69)
Share in losses (income) of associated companies	32	(127)	(32)	—	(127)

Income (loss) before taxes	$123	(127)	$(50)	$—	$(54)
Taxes on income	42	—	—	—	42

Income (loss) from continuing operations	$81	$(127)	$(50)	$—	$(96)

Attributable to:
Kenon’s shareholders	66	(127)	(48)	—	(109)
Non-controlling interests	15	—	(2)	—	13
Segment assets[5]	$2,749	$—	$3,832 [6]	$(1,136)	$5,444
Investments in associated companies	286	226	28	—	540
Segment liabilities	2,237	—	3,933 [7]	(1,136)	5,033
Capital expenditure	351 [8]	—	—	—	351
EBITDA	$247 [9]	$—	$(30)[10]	$—	$217
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	51%	—	65%	(16)%	100%
Percentage of combined assets excluding associated companies	50%	—	70%	(21)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus; the results of ZIM, Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	Excludes investments in associates.
6.	Includes Kenon’s, IC Green’s and ZIM’s assets.
7.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
8.	Includes the additions of PP&E and intangibles based on an accrual basis.
9.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Year Ended December 31, 2012[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve- Out Results
	(in millions of USD)
Revenue	$576	$—	$1	$—	$577
Depreciation and amortization	(55)	—	(4)	—	(59)
Financing income	5	—	24	(26)	3
Financing expenses	(50)	—	(15)	26	(39)
Share in losses (income) of associated companies	33	(54)	(31)	—	(52)

Income (loss) before taxes	$87	$(54)	$(42)	$—	$(9)
Taxes on income (tax benefit)	21	—	1	—	22

Income (loss) from continuing operations	$66	$(54)	$(43)	$—	$(31)

Attributable to:
Kenon’s shareholders	57	(54)	(41)	—	(38)
Non-controlling interests	9	—	(2)	—	7
Segment assets[5]	$2,145	$—	$4,215 [6]	$(959)	$5,401
Investments in associated companies	312	207	58	—	577
Segment liabilities	1,709	—	3,780 [7]	(959)	4,530
Capital expenditures	391	—	—	—	391
EBITDA	$154 [8]	$—	$(16)[9]	$—	$138
Percentage of Combined Revenues	99%	—	1%	—	100%
Percentage of Combined Assets	41%	—	71%	(12)%	100%
Percentage of combined assets excluding associated companies	40%	—	78%	(18)%	100%
Percentage of Combined EBITDA	112%	—	(12)%	—	100%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus; the results of ZIM, Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	Excludes investments in associates.
6.	Includes Kenon’s, IC Green’s and ZIM’s assets.
7.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
8.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
9.	For a reconciliation of our “Other” reporting segment’s net income to its EBITDA, see “Item 3A. Selected Financial Data.”

The following tables set forth summary information regarding each of our equity-method accounting businesses for the periods presented. On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM is only reflected as an associated company in Kenon’s results of operations for the six months ended December 31, 2014:

	Year Ended December 31, 2014
	Qoros	ZIM[1]	Tower		Total
Income (loss) (100% of results)	(350)	(73)	25		(400)
Share of Income from Associates	$(175)	$(13)	$18		$(170)
Book Value	221	191	14		426
Market Capitalization	—	—	$774	[1]	774
Kenon Share of Market Capitalization	—	—	$224		224

1.	Reflects ZIM’s results of operations for the six months ended December 31, 2014.
2.	Market capitalization is based upon 58,033,049 shares outstanding, as of December 31, 2014, at $13.33 per share, the closing price of Tower’s shares on NASDAQ on December 31, 2014.

	Year Ended December 31, 2013
	Qoros	Tower	Generandes[1]	Total
Income (loss) (100% of results)	(255)	(109)	86	(278)
Share of Income from Associates	$(127)	$(31)	$30	$(118)
Book Value	$226	—	$276	$502
Market Capitalization	—	$280 [2]	—	280
Kenon Share of Market Capitalization		$103	—	103

1.	Kenon’s interest in Generandes was sold in September 2014, in connection with Kenon’s sale of its interest in Edegel.
2.	Market capitalization is based upon 47,869,150 shares outstanding, as of December 31, 2013 at $5.84 per share, the closing price of Tower’s shares on NASDAQ on December 31, 2013.

	Year Ended December 31, 2012
	Qoros	Tower		Generandes[1]	Total
Income (loss) (100% of results)	(108)	(66)		79	(95)
Share of Income from Associates	$(59)	$(22)		$31	$(50)
Book Value	$207	$19		$298	$524
Market Capitalization	—	177	[2]	—	177
Kenon Share of Market Capitalization	—	$111	[3]	—	111

1.	Kenon’s interest in Generandes was sold in September 2014, in connection with Kenon’s sale of its interest in Edegel.
2.	Market capitalization is based upon 48,138,955 number of shares outstanding, as of December 31, 2012 at $7.95 per share, the closing price of Tower’s shares on NASDAQ on December 31, 2012.
3.	Includes the market value of shares and shares that will derive from conversion of capital notes.

ZIM

On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM’s results of operations for all periods prior to June 30, 2014 are reflected as discontinued in Kenon’s results of operations and ZIM’s results of operations for the six months ended December 31, 2014 are reflected in Kenon’s share in losses of associated companies, net of tax.

Set forth below are our results attributable to ZIM for the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, during which ZIM’s results of operations were reflected in our financial statements as discontinued operations:

	Six Months Ended	Year Ended December 31,
	June 30, 2014	2013	2012
	(in millions of USD)
Sales	$1,741	$3,682	$3,960
Cost of sales	(1,681)	(3,770)	(4,053)

Gross profit (loss)	60	(88)	(93)

Operating loss	(18)	(191)	(206)

Loss before taxes on income	(119)	(497)	(393)
Taxes on income	(10)	(23)	(19)

Loss after taxes on income	(129)	(519)	(412)
Income from realization of discontinued operations	609	—	—

Income (loss) for the period from discontinued operations	$480	$(519)	$(412)

ZIM’s results of operations for the six months ended December 31, 2014 are reflected in Kenon’s share in losses of associated companies, net of tax.

Qoros

We have a 50% equity interest in Qoros. As a result, we account for Qoros pursuant to the equity method of accounting and discuss Qoros’ results of operations in our discussion of our share in losses of associated companies, net of tax. Additional detail on Qoros’ historic financial performance can be found in Qoros’ separate financial statements for the years ended December 31, 2014, 2013 and 2012, which are included in this annual report.

Tower

For information on Tower’s results of operations, see “Information Regarding Tower.”

Material Factors Affecting Results of Operations

Kenon

Certain Singapore Tax Implications for Kenon

As a Singapore-resident company, Kenon would be subject to income tax in Singapore on its income accruing in or derived from Singapore, and foreign-sourced income received in Singapore from outside Singapore unless otherwise exempt. The corporate tax rate in Singapore is currently 17%, unless reduced under an applicable concession or incentive, and is chargeable on income less allowable deductions and allowances. However, as each of the businesses that were transferred to Kenon in connection with the spin-off intends to continue to conduct its operations outside of Singapore, Kenon does not expect to be subject to tax in Singapore on any income generated by such businesses.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Kenon (as a Singapore tax-resident company) would also be exempt from tax in Singapore, provided certain conditions, including the following, are satisfied:

•	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

•	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore, or IRAS, with respect to the above conditions.

To the extent that the conditions set out above are fulfilled in relation to foreign-sourced dividends and branch profits received in Singapore by Kenon, Kenon should not be subject to Singapore tax on such income.

As a result, Kenon does not expect to pay any taxes in Singapore on its foreign-sourced income, as such income (i) is expected to be exempt from tax when remitted into Singapore (based upon the conditions outlined above), (ii) may be maintained outside of Singapore and utilized by Kenon to make dividend payments to shareholders outside of Singapore or (iii) may be maintained outside of Singapore and utilized by Kenon to make further investments outside of Singapore. No material Singapore corporate taxes have therefore been accounted for, or are expected to be accounted for, in Kenon’s financial statements.

The corporate tax rate in Singapore is currently 17% unless reduced under an applicable concession or incentive, and is chargeable on income less allowable deductions and allowances. Pursuant to Singapore’s one-tier corporate tax system, the tax on corporate profits is final and dividends paid by a Singapore-resident company to its shareholders, regardless of their legal form or tax residence, would be exempt from tax in Singapore. No withholding tax would be payable on such dividends.

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2017 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

IC Power

Set forth below is a discussion of the material factors affecting the results of operations of IC Power for the periods under review.

Capacity Growth

IC Power’s capacity, excluding the capacity attributable to IC Power’s pipeline, was 2,642 MW as of December 31, 2014, representing a 115% growth in capacity since January 1, 2012, as set forth below1:

Entity	Country	Energy used to operate power station	Completion of Development/Date of Acquisition	Capacity (MW)
Capacity at January 1, 2012				1,229
Kallpa	Peru	Natural gas	Development Completed –August 2012	293
Total increase in capacity during the year ended December 31, 2012				293

Capacity at January 1, 2013				1,522
OPC	Israel	Natural gas and diesel	Development Completed – July 2013	440
Colmito	Chile	Diesel	Acquired – October 2013	58
Total increase in capacity during the year ended December 31, 2013				498

Capacity at January 1, 2013				2,020
Corinto	Nicaragua	Heavy fuel oil	Acquired – March 2014	71
Tipitapa Power	Nicaragua	Heavy fuel oil	Acquired – March 2014	51
Amayo I	Nicaragua	Wind	Acquired – March 2014	40
Amayo II	Nicaragua	Wind	Acquired – March 2014	23
Surpetroil	Colombia	Natural gas	Acquired – March 2014	15
Kallpa – Las Flores	Peru	Natural gas	Acquired – April 2014	193
JPPC	Jamaica	Heavy fuel oil	Acquired – May 2014	50
Puerto Quetzal	Guatemala	Heavy fuel oil	Acquired – September 2014	179[2]
Total increase in capacity during the year ended December 31, 2014				622
Capacity at December 31, 2014				2,642

1.	Does not reflect 1,540 MW of capacity attributable to Edegel, which IC Power sold in September 2014.
2.	In November 2014, Puerto Quetzal sold one of its three power barges, representing 55 MW of Puerto Quetzal’s 234 MW of capacity, to Kanan. As a result, Puerto Quetzal now operates two power barges with an aggregate capacity of 179 MW.

As a result of IC Power’s capacity expansion, its consolidated revenues, operating income, finance expenses and net income during the periods under review substantially increased.

Macroeconomic Conditions in the Countries in which IC Power Operates

IC Power’s portfolio of power generation assets is located in a number of geographic regions across the globe. As a result, IC Power’s business and operating results are affected by worldwide political and economic conditions, particularly those affecting Latin America, the Caribbean and Israel.

Macroeconomic conditions impact the consumption of electricity by industrial and individual consumers. For instance, countries experiencing sustained economic growth generally experience an increase in their consumption of electricity. Additionally, macroeconomic conditions are also likely to affect foreign exchange rates, domestic interest rates and inflation, which each has an effect on IC Power’s financial and operating costs. Fluctuations in the exchange rates between local currencies in the countries in which IC Power operates and the U.S. dollar, which is IC Power’s functional currency, will generate either gains or losses on monetary assets and liabilities denominated in these local currencies and can therefore affect IC Power’s profitability. Fluctuations in inflation rates may increase labor costs and other local expenses of IC Power’s operating companies, and IC Power may be unable to pass such increases on to its customers (e.g., in the context of customers who purchase energy or capacity from IC Power pursuant to a long-term PPA).

For further information on the risks associated with currency fluctuations, see “Item 3D Risk Factors – Risks Related to our Diversified Strategy and Operations – Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.”

The following table sets forth the average local currencies per dollar exchange rates and the annual inflation rate for the periods presented for each of the countries in which IC Power has material operations:

	2014		2013		2012
	Exchange Rate	Inflation Rate	Exchange Rate	Inflation Rate	Exchange Rate	Inflation Rate
	(per $1)	(%)	(per $1)	(%)	(per $1)	(%)
Peru	3.0	3.2	2.7	2.8	2.6	3.7
Israel	3.9	(0.2)	3.6	1.5	3.9	1.7
Nicaragua	26.0	6.4	24.7	5.7	23.8	6.6
Chile	606.8	4.6	495.3	1.8	486.5	3.0
Colombia	2,000.0	3.7	1,869.0	1.9	1,798.0	2.4
Guatemala	7.6	3.4	7.9	4.3	7.8	3.8
El Salvador	8.8	0.5	8.8	0.8	8.8	1.7
Dominican Republic	44.4	3.0	41.8	4.8	39.3	3.7
Jamaica	111.2	6.4	100.8	9.5	89.0	8.0
Panama	1.0	2.1	1.0	5.9	1.0	7.2
Bolivia	6.9	5.2	6.9	5.7	6.9	4.6

Sources:	Exchange Rates – World Bank
Inflation Rates – World Bank/Central Bank of each of the above countries

For further information on the macroeconomic conditions of those key countries in which IC Power operates, see “Item 4B. Business Overview – Our Businesses – IC Power – IC Power’s Industry Overview.”

Availability and Dispatch

The regulatory frameworks in Peru, Nicaragua, Chile, Colombia, Guatemala, El Salvador, the Dominican Republic, Panama, and Bolivia establish marginal cost systems, and the relevant regulatory agencies determine which generation units are to be dispatched, so as to minimize the cost of energy supplied.

Availability refers to the percentage of time that a plant is available to generate energy. For example, hydroelectric plants are unavailable when they are removed from operation to conserve water in the associated reservoirs or river basins, for maintenance or when there are unscheduled outages. Thermal plants are unavailable when they are removed from operation for maintenance or when there are unscheduled outages. IC Power’s average availability in 2014 was 97% in Peru, 90% in Israel, 95% in Nicaragua, 96% in Chile, 84% in Colombia, 97% in El Salvador, 97% in Guatemala, 89% in the Dominican Republic, 85% in Jamaica, 93% in Panama and 91% in Bolivia. Each of the relevant regulatory agencies considers the average availability of generation plants when it allocates firm capacity.

A substantial portion of the capacity in Peru, Chile, Colombia, Guatemala, El Salvador, the Dominican Republic, Panama and Bolivia is comprised of hydroelectric plants. The marginal cost of production by these plants is almost nil. As a result, these plants are generally the first to be dispatched, when available. However, the availability of these plants is subject to annual and seasonal variations based on the hydrology of the reservoirs and river basins that provide the water to operate these plants. When hydroelectric plants are unavailable or have been fully dispatched, generation plants are generally dispatched on the basis of cost, with lower cost units generally dispatched first. Kallpa’s units, for example, are among the first generation units to be dispatched in Peru after the hydroelectric plants, since Kallpa is among the lowest-cost thermal generation units in Peru. COBEE’s hydroelectric plants are among the first generation units to be dispatched in Bolivia as a result of the low variable costs associated with these units. IC Power seeks to ensure that its hydroelectric units are available to be dispatched when necessary, as such availability is important to IC Power’s positioning, its ability to capture the benefits of marginal cost dispatch, and the maximization of its margins.

If IC Power’s generation plants are available for dispatch and are not dispatched, or are partially dispatched, by the system operator and if IC Power’s obligations to deliver energy exceed the energy dispatched from its own generation units at any particular time, IC Power purchases energy in the spot market to satisfy its obligations under its PPAs, usually at prices that are lower than its own generation costs resulting in a higher margin. To the extent that IC Power’s generation plants are not available for dispatch, IC Power purchases energy in the spot market to satisfy its obligations under its PPAs, and there is a risk that the price of such energy may be higher than the price for energy that IC Power receives under its PPAs.

Although Kallpa has adopted a commercial strategy under which it generally enters into PPAs under which it sells more capacity than it is allocated by the COES, Kallpa reviews the anticipated load curves of its customers prior to entering into such PPAs in order to determine whether its contracting strategy will present a risk that the total energy demanded under its PPAs will exceed its capacity. The following table sets forth the amount of energy sold under PPAs and in the spot market, and the amount of energy dispatched and purchased during the year ended December 31,2014 by those operating companies that were owned by IC Power as of December 31, 20141:

Year Ended December 31,	Sales under PPAs	Sales in Spot Market	Energy Generated	Energy Purchased
	(GWh)

Kallpa:
2014	6,324	235	5,698	861
2013	6,268	84	5,265	1,087
2012	4,321	162	4,133	350

OPC:
2014	3,916	57	3,400	573
2013 (since July 2013)	1,742	71	1,332	481

ICPNH:
2014	1,063	21	1,057	27
2013	1,045	44	1,042	47
2012	1,123	20	1,119	24

Central Cardones:
2014	—	—	—	1
2013	—	—	—	1
2012	—	—	—	1

Colmito:
2014	250	6	4	252
2013	—	—	—	—
2012	—	—	—	—

Surpetroil:
2014	45	—	23	—
2013	45	—	22	—
2012	45	—	22	—

Puerto Quetzal:
2014	822	53	455	603
2013	1,162	24	490	839
2012	1,358	82	577	1,007

Nejapa:
2014	622	97	376	343
2013	511	164	458	249
2012	437	244	561	131

CEPP:
2014	253	—	236	17
2013	325	7	332	—
2012	316	15	330	—

JPPC:
2014	75	—	410	—
2013	83	—	432	—
2012	85	—	422	—

Year Ended December 31,	Sales under PPAs	Sales in Spot Market	Energy Generated	Energy Purchased

Pedregal:
2014	269	135	405	14
2013	200	206	420	—
2012	120	250	385	—

COBEE:
2014	268	762	1,030	—
2013	276	827	1,103	—
2012	277	826	1,103	—

1.	The information included within the table reflects 100% of the capacity of the sales under PPAs, sales in the spot market, energy generated and energy purchased of all of IC Power’s operating companies and investments, regardless of IC Power’s ownership interest in the company.

Cost of Sales

IC Power’s principal costs of sales are heavy fuel oil, natural gas and lubricants, purchases of capacity and energy on the spot market, transmission costs, personnel, third party services and maintenance costs.

IC Power’s costs for natural gas, which include transportation costs, vary primarily based on the quantity of natural gas consumed, the variation of market prices of heavy fuel oil and whether IC Power consumes all of the natural gas that it is obligated to purchase under its natural gas supply contracts. The price adjustment mechanisms in IC Power’s Peruvian PPAs act as a natural hedge against the price of natural gas. IC Power’s costs for heavy fuel oil, which include transportation costs, vary primarily based on the quantity of heavy fuel oil consumed and the variation of market prices of heavy fuel oil. For example, IC Power generates electricity using heavy fuel oil in the Dominican Republic and El Salvador. The price adjustment mechanisms in IC Power’s Dominican and Salvadorian PPAs also act as a natural hedge against the price of fuel oil. As fuel is a significant cost for most of IC Power’s operating companies, the price of various fuels (e.g., gas, diesel, or heavy oil) has a significant effect on IC Power’s costs and revenues. However, as prices in the spot market tend to reflect current fuel prices and, as most of IC Power’s PPAs contain a fuel price adjustment mechanism, to reflect increases or decreases in the price of fuel, changes in fuel prices generally do not affect IC Power’s margins or EBITDA. Accordingly, the decline in global oil prices, which occurred during 2014 is expected to result in a decline in IC Power’s 2015 revenues, but is not expected to have a corresponding effect on IC Power’s EBITDA.

IC Power’s costs for transmission vary primarily according to the quantity of energy that IC Power sells and the specific nodes in the SEIN through which its customers withdraw energy from the SEIN. Under IC Power’s PPAs and the regulatory regimes under which it sells energy in the spot market, most transmission costs are passed on to its customers.

IC Power incurs personnel and third party services costs in the operation of its plants. These costs are usually independent of the volumes of energy produced by its plants. IC Power incurs maintenance costs in connection with the ongoing and periodic maintenance of its generation plants. These costs are usually correlated to the volumes of energy produced and running hours by its plants.

Results from Associates

IC Power’s net income, cash flows from operations and statement of financial condition are affected by the results of Pedregal, in which IC Power holds a 21% indirect equity interest, and, for the historical periods under review, Edegel, in which IC Power held a 21% indirect equity interest until September 2014.

With respect to IC Power’s associates, IC Power records its proportional share in the net income of Pedregal, and recorded its proportional share in the net income of Generandes (the entity through which IC Power held its equity interest in Edegel), in IC Power’s statement of income as share of profit in associates. During the years ended December 31, 2014, 2013 and 2012, IC Power’s share of profit in associated companies was $14 million, $32 million and $33 million, respectively. IC Power records dividends received from these companies as cash flow from operations in its statement of cash flows. During the years ended December 31, 2014, 2013 and 2012, IC Power received dividends from these companies in the aggregate amount of $32 million, $31 million and $16 million, respectively. The book value that IC Power records for these investments in its statement of financial position is adjusted to reflect its proportional share in the net income of these companies and the dividends received from these companies and the cumulative translation adjustment to the value of its investment in Generandes are netted from the result.

Although IC Power seeks to exert a degree of influence with respect to the management and operation of its investments by exercising certain limited governance rights, IC Power’s ability to control the development and operation of these companies may be limited. IC Power may be dependent on the majority shareholders to operate such businesses, and the approval of the majority shareholders is required for distributions of funds to IC Power. IC Power periodically evaluates its investments in companies that it does not consolidate and considers whether it would be in its interests to increase its investments in these companies or reduce or divest its interests in the companies. To that end, in September 2014, IC Power completed the sale of its interest in Edegel for $413 million (which resulted in IC Power’s recognition of approximately $110 million of net profit). Edegel contributed $128 million and $28 million to IC Power’s net income for the years ended December 31, 2014 and 2013, respectively. Inkia is required to utilize the net proceeds received from the sale of its interest in Edegel within 30 months of Inkia’s receipt of such net proceeds (i.e., prior to March 2017).

Effects of Outstanding Indebtedness, including Financial Leases

As of December 31, 2014 and 2013, IC Power’s total outstanding consolidated indebtedness was $2,348 million and $1,669 million, respectively. As of December 31, 2014, IC Power had no outstanding loans and notes owed to its parent company.

IC Power financed its acquisition of the Kallpa I, II and III turbines, and Las Flores terminal, through financial leases. As a result, IC Power has recognized these turbines and the terminal as property, plant and equipment and has recognized the related lease obligations as loans from banks and others, but does not recognize any cash flow from financing activities. Payments under these leases are recognized in IC Power’s statement of cash flows as cash flows from financing activities at the time that these payments are made.

Negative Goodwill

IC Power’s development strategy contemplates the acquisition of power generation assets in attractive markets, from time to time, in connection with IC Power’s capacity expansion efforts. Based upon the book values recorded by IC Power in connection with its acquisition of such assets, IC Power may recognize negative goodwill in the relevant period, and such recognition would result in an increase in IC Power’s net income for the relevant period.

For the year ended December 31, 2014, IC Power recorded a one-time gain of $24 million, $24 million and $20 million in connection with its acquisitions of ICPNH in March 2014, JPPC in May 2014 and Puerto Quetzal in September 2014, respectively.

Income Taxes

IC Power operates through various subsidiaries in several countries and, as a result, is subject to income tax in each jurisdiction in which it has operations including in Israel, its country of incorporation. Set forth below is a summary of the tax rates applicable to IC Power in its country of incorporation, and other key countries of operation.

As of January 2014, the corporate income tax rate in Israel applicable to each of IC Power and OPC is 26.5% (prior to such date, the corporate income tax rate was 25% in 2013).

In December 2014, a tax reform law was enacted in Peru. Among other changes, the law decreases corporate income tax rates and increases withholding tax rates on dividends. The corporate income tax rate will reduce the tax rate from 30% in 2014 to 28% in 2015 and 2016; 27% in 2017 and 2018; and 26% starting in 2019. The withholding tax rates will increase from 4.1% in 2014 to 6.8% in 2015 and 2016; 8.0% in 2017 and 2018; and 9.3% starting in 2019. Kallpa and CDA have signed tax stability agreements that expire in 2020 and 2022, respectively. Only after these tax agreements expire will Kallpa and CDA be affected by the changes in income tax and withholding tax rates described above.

Nejapa’s branch in El Salvador and Cenergica are subject to corporate income tax in El Salvador at a rate of 30% and non-resident shareholders are subject to a 5% withholding tax on dividend distributions.

In the Dominican Republic, the corporate income tax rate is 28% (27% from 2015 thereafter). Prior to its expiration in April 2012, CEPP had an exemption from all direct Dominican Republic taxes, including income tax. Distributions made to non-resident shareholders are subject to withholding taxes at a rate of 10%.

Qoros

Set forth below is a discussion of the material factors affecting the results of operations of Qoros for the periods under review.

Qoros has had net losses in almost every quarter since its inception, as it invests heavily in product research and development and its commercial operations. In December 2013, Qoros began sales on a limited scale and, as a result, generated revenues for the first time during the fiscal year ended December 31, 2013.

During 2014, Qoros launched two vehicle models – the Qoros 3 Hatch and the Qoros 3 City SUV – and incurred significant expenses, including financing costs, in connection therewith, including expenses relating to the development and marketing of these vehicle models.

As Qoros continues to deploy its full-scale commercial model, Qoros will remain subject to those risks inherent in the establishment of a new business enterprise in the short-term, including risks relating to possible cost overruns due to cost increases in services and supply materials, and uncertain and unpredictable revenues. Additionally, if Qoros is unable to ramp up sales and develop an effective dealership network to drive its commercial sales, Qoros’ operations may continue to generate net losses. Qoros’ ability to eliminate its operating losses and to generate positive cash flow from its operations will depend upon a variety of factors, many of which Qoros will be unable to control, such as the ability to sell its vehicles within its targeted price range. If Qoros is unable to substantially increase its production volume, or increase its production capacity in tandem with increased demand in its vehicle models, Qoros may not be able to eliminate its operating losses, generate positive cash flow or achieve or sustain profitability, any of which may result in an increase in Qoros’ reported expenses, continued net losses, or an inability to continue its commercial operations altogether.

Qoros commenced commercial operations at the end of 2013 and sold approximately 7,000 cars in 2014. Qoros incurred a net loss of RMB2.1 billion in 2014 and is dependent upon external financing, including shareholder funding, to meet its operating expenses, financing expenses, and capital expenditures. As the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success, Qoros revised its business plan during the third quarter of 2014. Qoros’ financing needs may increase as Qoros continues to adjust its business plan and/or experiences a reduction in operating cash flows as a result of low sale volumes.

ZIM

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to approximately $2 billion. As a result, Kenon received a 32% equity interest in ZIM upon the consummation of the spin-off.

ZIM’s results of operations for all periods prior to June 30, 2014 are reflected as discontinued in Kenon’s results of operations and ZIM’s results of operations for the six months ended December 31, 2014 are reflected in Kenon’s share in losses of associated companies, net of tax, pursuant to the equity method of accounting.

Remaining Businesses

Set forth below is a discussion of the material factors affecting the results of operations of our remaining businesses for the periods under review.

Supply and Demand Pricing and Trends

The market for the manufacture, marketing and sale of bio-diesel, heating and other alternative fuels, and the technologies related thereto, is highly competitive. Sustained competition could increase the costs associated with feedstock supply, plant construction, raw materials, attracting and retaining qualified engineers, chemists and other key employees, and other operating expenses. Decreasing oil prices, or an increase in feedstock supply that significantly reduces the differential between such feedstock and oil, could also negatively affect demand for alternative fuels and the competitive position of bio-fuel, which is critical to Primus’ platforms. Crude oil prices, for example, fell considerably during the second half of 2014, with prices continuing to decline during the first quarter of 2015. Reductions in the price of crude oil, which increases the cost-effectiveness of petrol-fueled machines (e.g., cars, planes, etc.), may adversely impact developers of alternative / bio fuels technologies, such as Primus, as the demand for its services and technologies may be impacted by the pricing discrepancies between alternative / bio and traditional sources of fuel and the incentives they provide for the purchase of alternative / bio technologies or products.

Additionally, increased competition from other alternative energy providers will likely occur if prices of energy on the commodities markets, including oil and bio-diesel, rise as they did in recent years. Additionally, if production capacity within the industry increases faster than the demand for bio-diesel or other alternative energies, the prices for Primus’ services or technologies could be depressed, which could negatively affect Primus’ business model, credit profile, or results of operations.

The market supply and demand for renewable energy solutions depends substantially upon the availability of government incentives. Various governments have used policy initiatives to encourage or accelerate the development of alternative fuel generation solutions and the adoption of solar power and other renewable energy sources.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, and such reductions will be difficult to predict. Reductions in any such programs may result in a significant decline in the demand and, therefore, price of renewable energy solutions.

Government Subsidies, Political/Economic Incentives and Environmental Regulation

Additionally, the market supply and demand for renewable energy solutions are affected by government regulation, whether at the local or international level, which may negatively impact the technical specifications, production, servicing and marketing of renewable energy products or services and/or increase the costs of, or the prices of, such products and services.

Project Development and Operational Capabilities

The financial condition and results of operations of Primus and HelioFocus depend upon the ability of each of Primus and HelioFocus to successfully commercialize their renewable energy technologies. Primus expects to design and develop a number of commercial facilities in the future, if and when requested by third parties, and HelioFocus expect to build and manage a number of dishes in the future. Such developments are expected to present additional challenges to Primus’ and HelioFocus’ internal processes, external construction management, working capital management, and financing capabilities, as applicable. Significant project development may result in increased expenses (e.g., financing and operating expenses) which will likely not be offset, in the short-term, by increases in revenues or net income.

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Our estimates and associated assumptions are reviewed on an ongoing basis and are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements.

Impairment Analysis

For each reporting period, Kenon examines whether there have been any events or changes in circumstances which would indicate an impairment of one or more non-monetary assets or cash generating units, or CGUs. Additionally, when there are indications of an impairment, a review is made as to whether the carrying amount of the non-monetary assets or CGUs exceeds the recoverable amount and, if so, an impairment loss is recognized. An assessment of the impairment of the goodwill in a consolidated company is performed once a year or when signs of an impairment exist.

Under IFRS, the recoverable amount of the asset or CGU is determined based upon the higher of (i) the fair value less costs of disposal and (ii) the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including cash flows expected to be received upon the retirement of the asset from service and the eventual sale of the asset (value in use). The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time-value of money and the risk specific to the asset or CGU.

The estimates regarding future cash flows are based upon past experience with respect to this asset or similar assets (or CGUs), and on Kenon’s businesses best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU. Such estimates rely on the particular business’ current development plans and forecasts. As the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss may need to be recognized or a previously recognized impairment loss may need to be reversed.

Impairment Test for IC Power

At the end of each reporting period, Kenon assesses whether there is any indication that any of the CGUs relating to IC Power may be impaired and considers, among other things, whether there are indications of any of the following:

•	Significant changes in the technological, economic or legal environment in which the CGUs relating to IC Power operate, taking into account the country in which each CGU operates;

•	Increases in interest rates or other market rates of return, which are likely to affect the discount rates used in calculating the CGUs’ recoverable amount;

•	Evidence of obsolescence or physical damage of the CGUs’ assets;

•	Actual performance of the CGU that does not meet expected performance indicators (e.g., the budget);

•	Declines in tariffs agreed upon in PPAs and/or in current energy prices;

•	Increases in fuel and/or gas prices and other power generation costs; and

•	New laws and regulations, or changes in existing laws and regulations, that could have an adverse effect on the power generation industry.

As of the years ended December 31, 2013 and 2012, the CGUs relating to IC Power were performing according to budget, were profitable, and none of the aforementioned indications were present, so as to suggest that the CGUs relating to IC Power may be impaired. Therefore, Kenon determined that there was no need to measure the recoverable amount of the CGUs relating to IC Power as of such dates.

During 2014, a subsidiary of Inkia updated its five-year budget as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $35 million in the year ended December 31, 2014.

Impairment Test of HelioFocus

Kenon recorded an impairment charge in the amount of approximately $13 million in the year ended December 31, 2014 in respect of HelioFocus’ assets, as a result of HelioFocus’ board of directors’ decision to reduce HelioFocus’ activities and maintain only a minimum number of personnel. This decision was made by HelioFocus’ board of directors in response to HelioFocus’ expectation of insufficient financing during the 2015 fiscal year. HelioFocus has also determined that its operations and personnel will remain at such levels until new investors have been procured, failing which HelioFocus may cease to operate its business.

Impairment Test of Qoros

In September 2014, Qoros’ board of directors approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. As a result of the lower forecasted sales volume, Qoros’ management performed an impairment test of Qoros’ operating assets (primarily its PP&E and intangible assets) as of September 30, 2014 and December 31, 2014. A discussion of the impairment test of Qoros’ assets as of December 31, 2014, including its key assumptions, is set forth below.

For the purposes of IAS 36, Qoros, which develops, manufactures and distributes passenger vehicles, has one CGU, which consists of all of Qoros’ assets. The carrying amount of the CGU’s assets (adjusted for depreciation and amortization) was approximately RMB9 billion as of December 31, 2014.

Qoros estimated its recoverable amount based upon the fair value of Qoros’ assets less the costs to sell, using the discounted cash flow method. In developing the estimates of Qoros’ future cash flows for the next 10 years, including terminal value, assumptions were made relating to future sales volume and sale price, utilization capacity of Qoros’ manufacturing facility, timing and nature of investments related to the expansion of Qoros’ manufacturing facility, timing for launch of new models, inventory volumes, operating expenses, capital expenditures, availability of funding, taxes, the discount rate (based on a WACC that is consistent with WACCs used by other development stage companies in Qoros’ industry), and a terminal growth rate, in each case over the course of the 10-year period upon which Qoros’ revised business plan is based. Assumptions in respect of Qoros’ funding include assumptions related to Qoros’ receipt of certain subsidies from local Chinese governments. Although Qoros has not received such subsidies from the local Chinese governments to date, Qoros may be entitled to receive such subsidies during the projection period.

Qoros concluded that the recoverable amount of its CGU was approximately 25% higher than the carrying amount of its CGU (adjusted for depreciation and amortization), based upon the mid-point of the analysis. Therefore, no impairment was recognized in Qoros’ December 31, 2014 financial statements in respect of its CGU.

In conducting the impairment test, Qoros made a number of key assumptions which were based upon the assumptions outlined in Qoros’ five-year business plan and, with respect to the impairment test performed as of December 31, 2014, Qoros’ January 2015 adoption of a new budget (which was based upon Qoros’ September 2014 business plan), including a significant increase in the volumes of cars manufactured and sold by Qoros from current levels to a level that reflects full utilization of the maximum production capacity of the existing manufacturing facility (i.e. assuming the implementation of full shifts and working days), and the number of dealers in Qoros’ dealer network from current levels of points of sales to hundreds by the end of Qoros’ revised 10-year business plan. Qoros also assumed sufficient funding being available to it, either from its shareholders or from third party lenders.

Although Qoros believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to future levels of cars produced or sold by Qoros, the development of Qoros’ distribution and dealer network, and Qoros’ utilization of its facility and availability of funding.

The analysis for the impairment test is sensitive to variances in each of the assumptions used and if the assumptions used by Qoros to evaluate the potential impairment of its assets proves incorrect, Qoros may recognize significant impairment charges in its financial statements in the future. Qoros’ management has determined that the forecasted volume of sales is the most important element of Qoros’ business plan and accordingly is the most sensitive key assumption for which there reasonably could be a possible change that could cause the carrying amount of Qoros’ CGU to exceed the recoverable amount.

Impairment Test of ZIM

In connection with the completion of ZIM’s restructuring in July 2014, IC’s equity interest in ZIM (which was transferred to Kenon in connection with Kenon’s spin-off from IC) was reduced to 32%. Although there were no triggering events for Kenon’s impairment of its equity investment in ZIM during the six month period ended December 31, 2014, Kenon performed a valuation of its 32% equity investment in ZIM as of December 31, 2014 in accordance with IAS 36 and IAS 28. Kenon concluded that, as of December 31, 2014, the recoverable amount of its investment in ZIM exceeded the carrying amount and, therefore, Kenon did not recognize an impairment in its financial statements in respect of its investment in ZIM.

Additionally, following the recent global economic crisis, which materially impacted the shipping industry and ZIM’s results of operations, and the July 2014 restructuring of ZIM’s debt, ZIM conducted an impairment test of its operating assets as of December 31, 2014.

For the purposes of IAS 36, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. ZIM estimated its recoverable amount based upon the fair value of its assets less the costs of disposal, using the discounted cash flow method.

ZIM’s assumptions were made for a 4-year period starting in 2015 and a representative year intended to reflect a long-term, steady state. The key assumptions are set forth below:

•	A detailed cash flow forecast for 4 years based upon ZIM’s business plan;

•	Bunker price: according to the future price curve of fuel;

•	Freight rates: a compound annual negative growth rate of 1.4% over the projection period, reflecting a change in cargo mix;

•	Increase in aggregate TEU shipped: a compound annual growth rate of 3.7% over the projection period, which assumes an increase in the leasing of very large container vessels in ZIM’s fleet during 2017;

•	Charter hire rates: contractual rates in effect as of December 31, 2014, and assuming anticipated market rates for renewals of charters expiring in the projection period;

•	Discount rate of 10.5%;

•	Long-term nominal growth rate of 1.5%, which is consistent with the expected industry average;

•	Capital expenditures that are less than or equal to ZIM’s expected vessel depreciation; and

•	Payment of tax at ZIM’s corporate tax rate of 26.5%; also assumes expected use of tax losses.

ZIM concluded that the recoverable amount of its CGU was higher than the carrying amount of the CGU, and therefore, no impairment was recognized in ZIM’s financial statements in respect of its CGU.

Although ZIM believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long bunker prices and freight rates will remain consistent with their current levels or whether they will increase or decrease by any significant degree. Freight rates may remain at depressed levels for some time, which could adversely affect ZIM’s revenue and profitability. For further information on recent trends relating to bunker prices and freight rates, see “Item 5D. Trend Information – ZIM.”

The analysis for the impairment test is sensitive to variances in several of the assumptions used, including growth rate, the discount rate, future freight rates and bunker prices. Historical 5-year and 10-year freight rates averages were 10% higher than the rates used in the representative year in the impairment test. Historical 5-year and 10-year bunker prices were 9% higher and 12% lower than the price used in the representative year in the impairment test, respectively.

A change of 100 bps in the main assumptions will result in the following increase (decrease) in the fair value of the recoverable amount as follows:

	Increase	Decrease
	By 100 bps
	(US$ million)
Discount rate	(169)	207
Terminal growth rate	157	(126)

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow Kenon and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax, rebates and discounts and after eliminating sales within the Company.

Revenues from the sale of energy are recognized in the period during which the sale occurs. Revenues from the power generation are recorded based upon output delivered and capacity provided at rates specified under contract terms.

Capitalized Development Costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in Qoros’ profit (loss) as incurred.

Qoros is required to make judgments about whether development expenses may be capitalized as intangible assets if certain conditions are met, as described in IAS 38, Intangible Assets. Qoros performs an assessment of its development costs with respect to its new vehicle models to determine whether such costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and it intends to and has sufficient resources to complete development and to use or sell the asset and accordingly, capitalizes these development costs. The expenditures that are capitalized include engineering design and development costs, and costs related to the production of prototypes. Qoros determined all other research and development costs incurred were expended in the research phase and were therefore expensed. Capitalized development costs are amortized on a systematic basis based upon the quantity of related products produced.

Qoros measures its capitalized development expenditure at cost less accumulated amortization and accumulated impairment losses.

For further information on the estimates, assumptions and judgments involved in our accounting policies, see Note 2 to our combined carve-out financial statements included in this annual report.

Provisions for contingent liabilities

A provision for claims is recognized if it is more likely than not that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. Kenon, and each of its operating companies, assess the probability of an adverse event and, if the probability is evaluated to be more likely than not, is required to fully provide for the total amount of the estimated contingent liability. Kenon and its operating companies continually evaluate their pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amounts Kenon and/or its operating companies provide for certain contingent liabilities. These assessments, therefore, are subject to estimates made by Kenon and its legal counsel, and adverse revisions in these estimates of the potential liability could materially impact Kenon’s, or any of its operating companies’ financial condition, results of operations or liquidity. For further information on litigation related to our operating companies, see “Item 4B. Business Overview” and, in particular, “Item 4B. Business Overview – Our Businesses – IC Power – IC Power’s Legal Proceedings – Kallpa – Import Tax Assessments.”

Recent Developments

Kenon

$45 Million Drawdown Under Credit Facility With IC

In February 2015, Kenon drew down $45 million under its $200 million credit facility with IC and, in connection therewith, pledged an additional 6.5% of its equity interest in IC Power to IC. As of the date of this annual report, Kenon has pledged 46.5 % of its equity interest in IC Power to IC and $155 million remains available for drawing under this credit facility.

Board Decision With Respect to Tower Shares

In March 2015, consistent with Kenon’s strategy, Kenon’s board of directors approved in-principal the distribution of all, or a portion, of Kenon’s interest in Tower to Kenon’s shareholders as a dividend-in-specie or otherwise, a sale of Kenon’s interest in Tower, and/or a combination of the two transactions. Kenon has not made any final determination as to the means of disposal of its interest in Tower (i.e., via a distribution or sale) and will make an announcement when this is determined. The timing for any such transaction has not been determined, and while Kenon’s board has approved Kenon’s completion of any, or all, of these transactions in-principal, there is no assurance that a distribution or sale of Kenon’s interest in Tower will occur or when any such transaction will occur.

IC Power

Acquisition of 29% Stake in Nejapa

In November 2014, Inkia and Crystal Power entered into a settlement agreement and, pursuant to such agreement, IC Power purchased Crystal Power’s entire 29% stake in Nejapa in January 2015 for cash consideration of $20 million. As a result, Nejapa is 100% owned by IC Power.

Peruvian Tax Court (Tribunal Fiscal) Payment

In January 2015, Kallpa was notified that the Tribunal Fiscal had rejected Kallpa’s appeal in respect of the Kallpa I assessment. Kallpa disagrees with the Tribunal Fiscal’s decision and will appeal this decision to the Peruvian Judiciary. In order to appeal the Kallpa I ruling, Kallpa is required to pay the tax assessment of Kallpa I in the amount of approximately $12.6 million, which amount consists of the tax assessment for Kallpa I, plus related interest and fines. As of the date of this annual report, Kallpa has paid approximately $10 million of the $12.6 million assessment, and expects to pay the remaining amount once SUNAT formally notifies Kallpa of the remaining assessment. To the extent that Kallpa’s appeal is successful, it is entitled to seek the return of the amounts paid (under protest) to SUNAT. For further information on the Peruvian Tax Court (Tribunal Fiscal)’s ruling, see “Item 4B. Business Overview – Our Businesses – IC Power – IC Power’s Legal Proceedings – Kallpa – Import Tax Assessments.”

Settlement Agreement with CDA EPC Contractors

In March 2015, CDA and the CDA EPC contractors amended the CDA EPC to address the claim delivered by the EPC contractors to CDA in April 2014, which demanded a six-month extension for the construction of the CDA Project and an approximately $92 million increase in the total contract price of the CDA Project. Pursuant to the amendment, the CDA EPC contractors shall renounce any and all past, existing, or future claims against CDA, based on facts or events that occurred or were known, on or before the date of the amendment, in exchange for CDA’s (i) payment of $40 million, subdivided into 4 payments over the course of the remaining construction period and subject to the achievement of certain milestones, and (ii) grant of the extensions of the CDA Project construction schedule that were previously requested by the CDA EPC contractors, which range between four and six months in length, depending upon the applicable CDA unit.

The amendment to the CDA EPC is subject to the approval of the lenders under the CDA Project Finance Facility. Upon the receipt of such approval, CDA will pay the first of the four $10 million payments owed to the CDA EPC Contractors under the amendment. The payment of the remaining $30 million will be contingent upon the CDA EPC contractors’ satisfaction of certain construction milestones specified in the amendment to the CDA EPC.

CDA is expected to commence commercial operation in the second half of 2016. As a result of the settlement with the CDA EPC contractors, the estimated cost of the CDA Project is not expected to exceed $950 million, depending upon CDA’s final utilization of the $50 million contingency incorporated with the original $910 million budgeted for the completion of the CDA Project.

Qoros

Provision of RMB400 Million Shareholder Loan

In February 2015, we provided a RMB400 million shareholder loan to Qoros in connection with the release of IC’s outstanding RMB888 million back-to-back guarantee in respect of Qoros’ RMB3 billion syndicated credit facility. In connection with Kenon’s provision of such loan, IC was released from all obligations related to Chery’s back-to-back guarantees in respect of Qoros’ RMB3 billion syndicated credit facility and Kenon has satisfied its obligations, as set forth in the outline approved by IC in September 2014.

Chery has agreed to make a loan in equal amount, in connection with the release of its guarantee of up to RMB1.5 billion (approximately $241 million) under Qoros’ RMB3 billion syndicated credit facility. We have agreed, in the event that Chery provides such shareholder loan to Qoros and Chery’s guarantee is not subsequently released, to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities.

Board and Executive Management Changes

For information on the recent changes to Qoros’ board of directors and executive management, see “Item 4B. Business Overview – Our Businesses – Qoros – Qoros’ Board and Executive Management.”

Platform Sharing Agreement

In March 2015, Qoros entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee.

Tower

Accelerated Conversion of Series F Convertible Bonds

In March 2015, Tower completed an acceleration process in respect to its outstanding Series F convertible bonds issued in 2010 and 2012, or the Series F Bonds, pursuant to which Tower converted approximately $80 million of Series F Bonds, representing approximately 67% of the outstanding Series F Bonds as of such date, into ordinary shares of Tower. As a result, Kenon’s ownership percentage in Tower’s ordinary shares has decreased from 31.1% as of December 31, 2014 to 23.7%, in each case not assuming the conversion of certain capital notes held by Bank Hapoalim. For further information on Tower’s conversion of the Series F Bonds, see “Information Regarding Tower.”

A.	Operating Results

Our consolidated financial statements for the years ended December 31, 2014, 2013, and 2012 are comprised of the consolidating components of IC Power, Primus, HelioFocus, and the results of the associated companies within each of our segments. Our consolidated results of operations for the periods under review are largely impacted by IC Power, which generated net income of $234 million, $81 million and $66 million for the years ended December 31, 2014, 2013 and 2012, respectively.

As a result of the completion of ZIM’s restructuring in July 2014, IC’s equity investment in ZIM was reduced from 99.7% to 32% and ZIM is reflected as a discontinued operation for all periods prior to June 30, 2014. ZIM’s results of operations for the six month period ended December 31, 2014 is reflected in our share in losses of associated companies, net of tax for the relevant period. As a result of the completion of the sale of Petrotec in December 2014, Petrotec is reflected as a discontinued operation for the three years ended December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Set forth below are our combined carve-out statements of income data for the years ended December 31, 2014 and 2013:

	Year Ended December 31,		% Change
	(in millions of USD)
	2014	2013[1]
Revenues from sale of electricity	$1,372	$873	57%
Cost of sales and services	(981)	(594)	65%
Depreciation and amortization	(100)	(70)	43%
Gross profit	$291	$209	39%

General and administrative expenses	(131)	(73)	80%
Gain from disposal of investees	157	—	—
Asset write-off	(48)	—	—
Gain on bargain purchase	68	1	—
Other expenses	(14)	(5)	180%
Other income	51	5	920%

Operating profit	$374	$137	174%
Financing expenses	(110)	(69)	59%
Financing income	16	5	220%
Financing expenses, net	$(94)	$(64)	47%

Share in losses of associated companies, net of tax	(171)	(127)	35%

Profit/(Loss) before income taxes	$109	$(54)	302%
Tax expenses	(91)	(42)	117%

Profit /(Loss) for the year from continuing operations	$18	$(96)	119%
Income (loss) for the year from discontinued operations (after taxes)	471	(513)	192%

Profit /(Loss) for the year	$489	$(609)	124%
Attributable to:
Kenon’s shareholders:	$468	$(626)	175%
Non-controlling interests	$21	$17	25%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.

The following tables set forth summary information regarding our results of operations by our principal business segments for the periods presented. For further information on the results of our discontinued operations for the periods presented, see “ - Income (Loss) For the Year From Discontinued Operations (After Taxes).”

	Year Ended December 31, 2014
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Asset write-off	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in losses (income) of associated companies	14	(175)	(10)	—	(171)

Income (loss) before taxes	$321	$(175)	$(37)	$—	$109
Taxes on income	87	—	4	—	91

Income (loss) from continuing operations	$234	$(175)	$(41)	$—	$18

Attributable to:
Kenon’s shareholders	209	(175)	(34)	—	—
Non-controlling interests	25	—	(7)	—	18
Segment assets[4]	$3,849	$—	$837 [5]	$(785)	$3,901
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [6]	(785)	2,881
Capital expenditure	593 [7]	—	12	—	605
EBITDA	$348 [8]	$—	$(43)[9]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Associated company.
2.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014), and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
4.	Excludes investments in associates.
5.	Includes Kenon’s and IC Green’s assets.
6.	Includes Kenon’s and IC Green’s liabilities.
7.	Includes the additions of PP&E and intangibles based on an accrual basis.
8.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
9.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Year Ended December 31, 2013[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$866	$—	$—	$7	$873
Depreciation and amortization	(75)	—	(5)	—	(80)
Financing income	5	—	32	(32)	5
Financing expenses	(86)	—	(15)	32	(69)
Share in losses (income) of associated companies	32	(127)	(32)	—	(127)

Income (loss) before taxes	$123	(127)	$(50)	$—	$(54)
Taxes on income	42	—	—	—	42

Income (loss) from continuing operations	$81	$(127)	$(50)	$—	$(96)

Attributable to:
Kenon’s shareholders	66	(127)	(48)	—	(109)
Non-controlling interests	15	—	(2)	—	13
Segment assets[5]	$2,749	$—	$3,832 [6]	$(1,136)	$5,444
Investments in associated companies	286	226	28	—	540
Segment liabilities	2,237	—	3,933 [7]	(1,136)	5,033
Capital expenditure	351 [8]	—	—	—	351
EBITDA	$247 [9]	$—	$(30)[10]	$—	$217
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	51%	—	65%	(16)%	100%
Percentage of combined assets excluding associated companies	50%	—	70%	(21)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus; the results of ZIM, Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	Excludes investments in associates.
6.	Includes Kenon’s, IC Green’s and ZIM’s assets.
7.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
8.	Includes the additions of PP&E and intangibles based on an accrual basis.
9.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Six Months Ended December 31,	Year Ended December 31,
	2014	2014		2013
	ZIM	Qoros	Tower	Qoros	Tower	Generandes[1]
	(in millions of USD)			(in millions of USD)
Revenues	$1,667	$138	$828	$2	$505	$513
Income/(Loss)	(72)	(350)	25	(255)	(109)	(86)
Other comprehensive income/(loss)	2	—	(9)	22	(13)	—

Total comprehensive income/(loss)	$(70)	$(350)	$16	$(233)	$(122)	$86

Share of Kenon in total comprehensive income/(loss)	$(23)	$(175)	$5	$(127)	$(39)	$33
Adjustments	10	—	13	—	8	(3)

Share of Kenon in total comprehensive income/(loss) presented in the books	$(13)	$(175)	$18	$(127)	$(31)	$30

Dividends received	—	—	—	—	—	26
Total assets	$2,156	$1,810	$874	$1,531	$694	$1,653
Total liabilities	(2,077)	(1,670)	(738)	(1,127)	(632)	(710)
Book value of investment	191	221	14	226	—	276

1.	Kenon’s equity interest in Generandes was sold in September 2014, in connection with Kenon’s sale of its interest in Edegel

Revenues From Sale of Electricity

Our revenues from sale of electricity increased 57% to approximately $1,372 million for the year ended December 31, 2014, compared to approximately $873 million in revenues for the year ended December 31, 2013, as a result of an increase in IC Power’s consolidated revenues. This increase was primarily driven by (i) an increase in revenues of $227 million as a result of the first full year of operations of OPC, which commenced commercial operations in July 2013; (ii) an increase in revenues as a result of the acquisition of ICPNH (in March 2014), Surpetroil (in March 2014), and Puerto Quetzal (in August 2014); and (iii) the increased sales of capacity and energy under its PPAs due to the operations of Kallpa’s combined cycle.

OPC’s revenue increased in 2014 principally as a result of a 112% increase in revenue from energy sales. Revenues from energy sales increased to $369 million in 2014 as compared to $174 million in 2013 as a result of a 119% increase in energy sales to 3,973 GWh in 2014 from 1,813 GWh in 2013, due to OPC’s first full year of operations in 2014. OPC commenced commercial operations in July 2013.

ICPNH, Puerto Quetzal, JPPC and Surpetroil generated $125 million, $33 million, $41 million and $9 million in revenues, respectively, during the year ended December 31, 2014, and during the months subsequent to IC Power’s acquisition of them.

Kallpa’s revenue increased in the year ended December 31, 2014 principally as a result of a 9% increase in revenue from energy sales and a 7% increase in revenue from capacity sales. Revenues from energy sales increased to $291 million in the year ended December 31, 2014 as compared to $267 million in the year ended December 31, 2013 as a result of a 3% increase in energy sales to 6,559 GWh in the year ended December 31, 2014 from 6,352 GWh in the year ended December 31, 2013 and a 6% increase in average energy prices in 2013 compared to 2014, due to the commencement of some PPAs with distribution companies at higher prices and the inclusion of the cost of the distribution gas as part of the tariff. Revenues from capacity sales increased to $73 million in the year ended December 31, 2014, as compared to $68 million in the year ended December 31, 2013 as a result of a 5% increase in capacity sales to an average of 929 MW from an average of 881 MW in the year ended December 31, 2013, primarily due to the results of the Las Flores Power Plant, which commenced commercial operations in 2014.

Cost of Sales

Our cost of sales increased 65% to approximately $981 million for the year ended December 31, 2014, compared to $594 million for the year ended December 31, 2013, as a result of the increase in IC Power’s costs of sales. This increase was primarily driven by increased power generation from 2013 to 2014, resulting from the additional capacity of OPC and the acquired companies as discussed above. IC Power’s cost of sales increased 65% to $983 million for the year ended December 31, 2014, compared to $594 million for the year ended December 31, 2013. This increase was primarily driven by:

•	a 29% increase in energy and capacity purchases to $204 million in the year ended December 31, 2014 as compared to $158 million in the year ended December 31, 2013, primarily as a result of a (i) $44 million increase in energy purchases as a result of the incorporation of Colmito’s, ICPNH’s, and Puerto Quetzal’s operations, since their acquisitions in October 2013, March 2014 and September 2014, respectively; (ii) $11 million increase in energy purchases by Nejapa, primarily as a result of Nejapa’s import of lower priced energy (which reduced Nejapa’s own generation); partially offset by (iii) an $11 million reduction in energy purchases by OPC, which was largely a result of energy purchases made during OPC’s commissioning period in 2013;

•	a 47% increase in transmission costs during the year ended December 31, 2014, primarily as a result of a $24 million transmission cost increase incurred by OPC in connection with its first full year of commercial operations and a $13 million increase in the costs incurred by Kallpa, as a result of an increase in the volumes of energy generated and sold; and

•	a 76% increase in fuel, gas and lubricants to $504 million in the year ended December 31, 2014 as compared to $286 million in the year ended December 31, 2013, primarily as a result of a (i) $132 million increase in expenses as a result of the consolidation of ICPNH’s, Surpetroil’s, and Puerto Quetzal’s expenses, since their acquisitions in 2014; (ii) $86 million increase in such costs at OPC as a result of its first full-year of commercial operations; and (iii) $28 million increase in Kallpa’s natural gas consumption as a result of higher generation during the year ended December 31, 2014 and the application of the gas distribution tariff since January 1, 2014. Such increases were partially offset by (i) a $17 million decline in CEPP’s fuel costs, which reduced CEPP’s costs and resulted in an increase in CEPP’s energy purchases, a reduction in CEPP’s own generation and fuel consumption; and (ii) Nejapa’s $12 million decline in fuel purchases as a result of its importation of lower priced energy, which reduced its own generation activities and, accordingly, its fuel consumption.

Depreciation and Amortization

Our depreciation expenses relate primarily to IC Power.

IC Power’s depreciation and amortization increased 44% to $108 million in 2014 as compared to $75 million in 2013, primarily as a result of the increase in IC Power’s depreciable property, plant and equipment as a result of depreciation expenses related to (i) the first full year of OPC’s commercial operations, which increased the depreciation expense in OPC from $12 million to $25 million, (ii) the acquisitions of ICPNH, Surpetroil, JPPC, and Puerto Quetzal, which accounted for $15 million, and (iii) the acquisition of Las Flores Power Plant in April 2014, which increased Kallpa’s depreciation expense from $40 million in 2013 to $46 million in 2014.

General and Administrative Expenses

Our general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our general and administrative expenses increased 80% to $131 million for the year ended December 31, 2014, compared to approximately $73 million for the year ended December 31, 2013. This increase was primarily driven by an increase in Kenon’s and IC Power’s administrative expenses during the period, for the reasons discussed below.

Kenon’s administrative expenses increased 171% to approximately $38 million for the year, compared to approximately $14 million for the year ended December 31, 2013. This increase was primarily driven by expenses incurred in connection with our spin-off from IC and the listing of our ordinary shares, as well as expenses related to the adoption and implementation of Kenon’s share incentive plans.

IC Power’s administrative expenses increased 68% to approximately $62 million (including depreciation expenses) for the year ended December 31, 2014, compared to approximately $37 million for the year ended December 31, 2013. This increase was primarily driven by (i) an $8 million increase in legal fees from $3 million to $11 million, primarily due to a $7 million increase in Inkia’s legal fees in respect of litigation relating to Crystal Power; (ii) an $8 million increase in administrative expenses resulting from the consolidation of ICPNH’s, Surpetroil’s, JPPC’s and Puerto Quetzal’s expenses, since their acquisitions in March 2014, March 2014, May 2014 and September 2014, respectively; and (iii) a $5 million increase in OPC’s expenses from $2 million in 2013 to $7 million in 2014 as OPC’s commercial operations commenced in July 2013 (part of the expenses were capitalized in 2013).

Gain from Disposal of Investees

Our gain from disposal of investees is primarily comprised of capital gains recognized from IC Power’s sale of its investment in Edegel for $413 million. IC Power recognized approximately $110 million of net profit as a result of its sale of its interest in Edegel ($(157) million of capital gains, which were offset by $47 million of income tax expenses).

Asset Write-Off

Our $48 million asset write-off in 2014 is comprised of (i) an approximately $35 million impairment charge in respect of Inkia’s impairment of one if its subsidiaries and (ii) an approximately $13 million impairment charge in respect of HelioFocus’ assets. For further information, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Significant Estimates – Impairment Analysis – Impairment Test for IC Power” and “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Significant Estimates – Impairment Analysis – Impairment Test of HelioFocus”, respectively.

Gain on Bargain Purchase

Our gain on bargain purchase increased significantly to approximately $68 million for the year ended December 31, 2014, compared to approximately $1 million for the year ended December 31, 2013. This increase was driven by the negative goodwill generated in connection with IC Power’s acquisition of:

•	ICPNH in March 2014, which resulted in IC Power’s recognition of a one-time gain of $24 million;

•	the outstanding stake in JPPC in May 2014, which resulted in IC Power’s recognition of a one-time gain of $24 million; and

•	Puerto Quetzal in September 2014, which resulted in IC Power’s recognition of a one-time gain of $20 million.

Other Expenses

Our other expenses increased significantly to approximately $14 million for the year ended December 31, 2014, compared to approximately $5 million for the year ended December 31, 2014. This increase was primarily driven by a $7 million charge as a result of IC Power’s retirement of certain of Amayo II’s assets.

Other Income

Our other income increased significantly to approximately $51 million for the year ended December 31, 2014, compared to approximately $5 million for the year ended December 31, 2013. In 2014, our “other income” consisted primarily of (i) $18 million in dividend income from Edegel, (ii) $17 million as a result of changes in Kenon’s interests in Tower, and (iii) $7 million related to insurance claims, primarily related to Amayo II’s claims in respect of three wind turbines, which were damaged in December 2014. In 2013, our “other income” consisted of (i) $4 million of non-operating income and (ii) $1 million of dividends received from JPPC.

Financing Expenses, Net

Our financing expenses, net increased 47% to $94 million for the year ended December 31, 2014, compared to $64 million for the year ended December 31, 2013. This increase was primarily driven by an increase in IC Power’s net finance expenses, for the reasons discussed below.

IC Power’s net finance expenses increased 58% to $126 million for the year ended December 31, 2014, compared to $80 million for the year ended December 31, 2013. This increase was primarily driven by a 44% increase in interest expense to banks and others to $115 million in the year ended December 31, 2014 as compared to $80 million in the year ended December 31, 2013, primarily as a result of:

•	an increase in Inkia’s interest expense of $9 million to $21 million in the year ended December 31, 2014 as compared to $12 million in the year ended December 31, 2013, which was primarily the result of a full year of interest expense on Inkia’s incremental $150 million senior notes;

•	the recognition of $8 million interest expense on ICPNH’s debt, as a result of IC Power’s acquisition of ICPNH in March 2014;

•	interest expense of $6 million in the year ended December 31, 2014, as a result of the expenses related to Inkia’s $125 million Credit Suisse facility (facility which was fully paid in August 2014);

•	an increase in OPC’s interest expense as a result of the commencement of operations of OPC’s combined cycle plant, which increased OPC’s interest expense to $23 million in the year ended December 31, 2014 as compared to $16 million in the year ended December 31, 2013 (interest expense was capitalized prior to the beginning of OPC’s commercial operation); and

•	interest expense of $3 million in IC Power as a result of the loan received in connection with its NIS 350 million (approximately $93 million) mezzanine financing agreement in June 2014.

IC Power also recognized $13 million in finance expenses after repaying $95 million of capital notes to IC, as a result of the difference between the nominal value of the capital notes ($95 million) and the book value of the capital notes ($82 million). This interest expense is eliminated in Kenon’s consolidated statement of income.

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in income (losses) of associated companies, net of tax increased 35% to approximately $(171) million for the year ended December 31, 2014, compared to approximately $(127) million for the year ended December 31, 2013. Set forth below is a discussion of income/loss for our material associated companies and the share in income (losses) of associated companies, net of tax, of IC Power.

Qoros

Our share in Qoros’ comprehensive loss increased to approximately $175 million for the year ended December 31, 2014, compared to losses of approximately $127 million for the year ended December 31, 2013. As we have a 50% equity interest in Qoros, we recognize 50% of the net loss of Qoros in 2014 (RMB2,154 million) and 2013 (RMB1,557 million). A discussion of Qoros’ results of operations (on a 100% basis; Kenon’s share is 50%) for 2014 and 2013 is set forth below. Qoros’ results of operation for 2014 and 2013 reflect the fact that Qoros is an early stage automobile manufacturer which launched commercial sales at the end of 2013. Accordingly, Qoros incurs significant expenses, including expenses relating to the launch of new models, but has not achieved significant revenues.

Qoros had revenues of RMB864.9 million in 2014 compared to revenues of RMB13.1 million, representing a significant increase. Qoros commenced commercial sales at the end of 2013 (with some limited sales in December 2013), so revenues in 2013 were negligible. Qoros’ revenues in 2014 reflect sales of approximately 7,000 cars, primarily the Qoros sedan.

Cost of sales increased from RMB29 million in 2013 (when there was only limited commercial operations) to RMB1,019 million in 2014, representing a significant increase. Qoros incurred a gross loss in 2014 (cost of sales exceeded revenues) reflecting the level of sales in 2014 and an increase in inventories, including vehicles.

Qoros had research and development expenses of RMB264 million in 2014 compared to RMB408 million in 2013, representing a decrease of 35%. The decrease in research and development expenses reflects the completion in 2013 of a significant portion of the research and development activities conducted in connection with the launch of Qoros’ first three vehicle models at the end of 2013 and in 2014.

Qoros had selling and distribution expenses of RMB927.2 million in 2014 compared to RMB269.7 million in 2013, representing a significant increase. The increase in selling and distribution expenses reflects the significant marketing and related expenses incurred in connection with the launch of Qoros’ first three vehicle models.

Qoros had administration expenses of RMB591.6 million in 2014 compared to RMB864.8 million in 2013, representing a decrease of 32%. The decrease in administration expenses was primarily the result of a decrease in personnel expenses and a decrease in consulting expenses reflecting the substantial completion of a research and development work relating to Qoros’ first three models and the completion of other projects (e.g., vehicle design) that were completed prior to launch of these three vehicle models.

As a result of the foregoing, Qoros had a loss from operation of RMB1,962 million in 2014 compared to RMB1,545 in 2013, representing an increase of 25%.

Qoros had finance costs of RMB217 million in 2014 compared to finance costs of RMB29.2 million in 2013, representing a significant increase. The increase was due in part to an increase in amounts outstanding under short term and long term loans, including shareholder loans, in 2014 as compared to 2013, with total loans and borrowings (including current loans) of RMB7,303 million as of December 31 2014 as compared to loans and borrowings of RMB4,110 million as of December 31, 2013. In addition, a significant portion of Qoros’ interest costs was capitalized as property, plant and equipment in 2013, with a much smaller portion capitalized in 2014 as a result of adjustments made in Qoros’ accounting method in 2014.

As a result of the foregoing, Qoros reported a loss for the year of RMB2.1 billion for the year ended December 31, 2014, compared to RMB1.6 billion for the year ended December 31, 2013.

ZIM

Our share in ZIM’s income (loss) for the period was approximately $13 million, which represented our share in ZIM’s income (loss) for the six months ended December 31, 2014, the period in which Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting.

Tower

Our share in Tower’s comprehensive income increased to approximately $18 million for the year ended December 31, 2014, compared to an approximately $(31) million share in Tower’s comprehensive loss for the year ended December 31, 2013. A portion ($6 million) of Tower’s loss in 2013 was not reflected in our share in losses of associated companies, net of tax, for that period, since the cumulative losses incurred in our investment in Tower exceeded the value of our investment, and the book value of an equity method investee cannot be less than zero.

IC Power

IC Power’s share in profits in associates decreased 56% to $14 million for the year ended December 31, 2014, compared to $32 million for the year ended December 31, 2013. This decrease was primarily driven by IC Power’s sale of its interest in Edegel. IC Power accounted for Edegel as an equity-method investee, and included Edegel in IC Power’s share in profits in associates, for only the first four months in 2014, up to IC Power’s entry into an agreement to sell its interest in Edegel, at which point IC Power began accounting for Edegel as an investment held for sale. Edegel contributed $12 million to IC Power’s share in profits in associates in 2014, as compared to $30 million in 2013.

Tax Expenses

Our tax expenses increased 117% to approximately $91 million for the year ended December 31, 2014, compared to approximately $42 million for the year ended December 31, 2013. This increase was primarily driven by IC Power’s $47 million income tax expense on its gain on the sale of Edegel for $413 million.

Income (Loss) For the Year From Discontinued Operations (After Taxes)

Our income (loss) for the year from discontinued operations (after taxes) is comprised of (i) ZIM’s results of operations for the six months ended June 30, 2014 and (ii) Petrotec’s results of operations for the year ended December 31, 2014.

Our income for the year from discontinued operations (after taxes) increased to approximately $471 million for the year ended December 31, 2014, compared to approximately $513 million losses for the year ended December 31, 2013, primarily as a result of (i) ZIM’s results of operations during the six months ended June 30, 2014, the period in which Kenon accounted for ZIM as a discontinued operation in the amount of $480 million of net income from the realization of discontinued operations in the amount of $609 million and (ii) the net results of Petrotec as a discontinued operation in the amount of $(9) million.

Profit For the Year

As a result of the above, our profit for the year amounted to $489 million for the year ended December 31, 2014, compared to a loss of $(609) million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Set forth below are our combined carve-out statements of income data for the years ended December 31, 2013 and 2012:

	Year Ended December 31,		% Change
	(in millions of USD)
	2013	2012
Revenues from sale of electricity	$873	$577	51%
Cost of sales and services	(594)	(395)	50%
Depreciation and amortization	(70)	(51)	37%
Gross profit	$209	$131	60%

General and administrative expenses	(73)	(69)	5%
Gain from disposal of investees	—	5	100%
Gain on bargain purchases	1	—	—
Other expenses	(5)	—	—
Other income	5	12	58%

Operating profit	$137	$79	73%
Financing expenses	(69)	(39)	77%
Financing income	5	3	67%

Financing expenses, net	$(64)	$(36)	78%
Share in losses of associated companies, net of tax	(127)	(52)	143%

Loss before income taxes	$(54)	$(9)	500%
Tax expenses	(42)	(22)	91%

Loss for the year from continuing operations	$(96)	$(31)	210%
Loss for the year from discontinued operations (after taxes)	(513)	(409)	23%

Loss for the year	$(609)	$(440)	25%
Attributable to:
Kenon’s shareholders:	$(626)	$(452)	38%
Non-controlling interests	$17	$12	39%

The following tables set forth summary information regarding our results of operations by our principal business segments for the periods presented. For further information on the results of our discontinued operations for the periods presented, see “ - Income (Loss) For the Year From Discontinued Operations (After Taxes).”

	Year Ended December 31, 2013[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$866	$—	$—	$7	$873
Depreciation and amortization	(75)	—	(5)	—	(80)
Financing income	5	—	32	(32)	5
Financing expenses	(86)	—	(15)	32	(69)
Share in losses (income) of associated companies	32	(127)	(32)	—	(127)

Income (loss) before taxes	$123	(127)	$(50)	$—	$(54)
Taxes on income	42	—	—	—	42

Income (loss) from continuing operations	$81	$(127)	$(50)	$—	$(96)

Attributable to:
Kenon’s shareholders	66	(127)	(48)	—	(109)
Non-controlling interests	15	—	(2)	—	13
Segment assets[5]	$2,749	$—	$3,832 [6]	$(1,136)	$5,444
Investments in associated companies	286	226	28	—	540
Segment liabilities	2,237	—	3,933 [7]	(1,136)	5,033
Capital expenditure	351 [8]	—	—	—	351
EBITDA	$247 [9]	$—	$(30)[10]	$—	$217
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	51%	—	65%	(16)%	100%
Percentage of combined assets excluding associated companies	50%	—	70%	(21)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus; the results of ZIM, Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	Excludes investments in associates.
6.	Includes Kenon’s, IC Green’s and ZIM’s assets.
7.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
8.	Includes the additions of PP&E and intangibles based on an accrual basis.
9.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Year Ended December 31, 2012[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve- Out Results
	(in millions of USD unless otherwise indicated)
Revenue	$576	$—	$1	$—	$577
Depreciation and amortization	(55)	—	(4)	—	(59)
Financing income	5	—	24	(26)	3
Financing expenses	(50)	—	(15)	26	(39)
Share in losses (income) of associated companies	33	(54)	(31)	—	(52)

Income (loss) before taxes	$87	$(54)	$(42)	$—	$(9)
Taxes on income (tax benefit)	21	—	1	—	22

Income (loss) from continuing operations	$66	$(54)	$(43)	$—	$(31)

Attributable to:
Kenon’s shareholders	57	(54)	(41)	—	(38)
Non-controlling interests	9	—	(2)	—	7
Segment assets[5]	$2,145	$—	$4,215 [6]	$(959)	$5,401
Investments in associated companies	312	207	58	—	577
Segment liabilities	1,709	—	3,780 [7]	(959)	4,530
Capital expenditures	391	—	—	—	391
EBITDA	$154 [8]	$—	$(16)[9]	$—	$138
Percentage of Combined Revenues	99%	—	1%	—	100%
Percentage of Combined Assets	41%	—	71%	(12)%	100%
Percentage of combined assets excluding associated companies	40%	—	78%	(18)%	100%
Percentage of Combined EBITDA	112%	—	(12)%	—	100%

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus; the results of ZIM, Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	Excludes investments in associates.
6.	Includes Kenon’s, IC Green’s and ZIM’s assets.
7.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
8.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
9.	For a reconciliation of our “Other” reporting segment’s net income to its EBITDA, see “Item 3A. Selected Financial Data.”

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Year Ended December 31,
	2013			2012
	Qoros	Tower	Generandes[1]	Qoros	Tower	Generandes[1]
	(in millions of USD)			(in millions of USD)
Revenues	$2	$505	$513	$—	$639	$598
Income/(Loss)	(255)	(109)	(86)	(108)	(66)	79
Other comprehensive income/(loss)	22	(13)	—	4	(6)	—

Total comprehensive income/(loss)	$(233)	$(122)	$86	$(104)	$(72)	$79

Share of Kenon in total comprehensive income/(loss)	$(127)	$(39)	$33	$(52)	$(22)	$31
Adjustments	—	8	(3)	(7)	—	—

Share of Kenon in total comprehensive income/(loss) presented in the books	$(127)	$(31)	$30	$(59)	$(22)	$31

Dividends received	—	—	26	—	—	15

	Year Ended December 31,
	2013			2012
	Qoros	Tower	Generandes[1]	Qoros	Tower	Generandes[1]
	(in millions of USD)			(in millions of USD)
Total assets	$1,531	$694	$1,653	$786	$801	$1,780
Total liabilities	(1,127)	(632)	(710)	(420)	(677)	(768)
Book value of investment	226	—	276	207	19	(479)

1.	Kenon’s equity interest in Generandes was sold in September 2014, in connection with Kenon’s sale of its interest in Edegel

Revenues From Sale of Electricity

Our revenues increased 51% to approximately $873 million for the year ended December 31, 2013, compared to approximately $577 million in revenues for the year ended December 31, 2012, as a result of the increase in IC Power’s consolidated revenues. This increase was primarily driven by a 43% increase in Kallpa’s revenues to $394 million in 2013 as compared to $276 million in 2012 due to a full year of operations of its combined cycle, as compared to 2012, when Kallpa’s combined cycle only operated for approximately four months. In addition, OPC commenced commercial operation in July 2013, increasing IC Power´s consolidated revenues by $187 million for the year 2013.

Kallpa’s revenue increased in 2013 principally as a result of a 41% increase in revenue from energy sales and a 36% increase in revenue from capacity sales. Revenues from energy sales increased to $267 million in 2013 as compared to $190 million in 2012 as a result of a 42% increase in energy sales to 6,352 GWh in 2013 from 4,483 GWh in 2012. Revenues from capacity sales increased to $68 million in 2013 as compared to $50 million in 2012 as a result of a 36% increase in capacity sales to an average of 881 MW from an average of 643 MW in 2012, primarily due to a full year of operations subsequent to the conversion and expansion of Kallpa’s facilities. OPC commenced commercial operation in July 2013. Revenues from energy sales equaled $187 million as a result of energy sales equal to 1,813 GWh in 2013.

Cost of Sales

Our cost of sales increased 50% to approximately $594 million for the year ended December 31, 2013, as compared to $395 million for the year ended December 31, 2012, as a result of the increase in IC Power’s costs of sales. This increase was primarily driven by the increased power generation from 2012 to 2013 resulting from additional capacity of Kallpa and OPC as discussed above. IC Power’s cost of sales increased 50% to $594 million for the year ended December 31, 2013, compared to $395 million for the year ended December 31, 2012. This increase was primarily driven by:

•	a 222% increase in energy and capacity purchases to $158 million in 2013 as compared to $49 million in 2012, primarily as a result of a (i) $66 million increase in energy purchases by OPC, which was largely a result of the energy purchases resulting from the diesel oil commissioning tests performed during September 2013; (ii) $25 million increase in energy and capacity purchases by Kallpa, primarily as a result of the increase in capacity sold by Kallpa under its PPAs and the energy purchases necessitated by an unplanned stoppage of one of its turbines in the first half of 2013; and (iii) a $13 million increase in energy purchases by Nejapa, primarily as a result of Nejapa’s import of lower priced energy (which reduced Nejapa’s own generation);

•	a 93% increase in transmission costs to $85 million in 2013 as compared to $44 million in 2012, primarily as a result of the $16 million transmission costs incurred by OPC after the beginning of its commercial operation in July 2013 and a $26 million increase in the volumes of energy generated and sold by Kallpa; and

•	a 13% increase in fuel, gas and lubricants to $286 million in 2013 as compared to $253 million in 2012, primarily as a result of a $51 million increase in such costs at OPC as a result of the commencement of its commercial operation in July 2013, which was partially offset by Nejapa’s $19 million decline in fuel purchase as a result of its importation of lower priced energy, which reduced its own generation activities and, accordingly, its fuel consumption.

Depreciation and Amortization

Our depreciation expenses increased 37% to approximately $70 million for the year ended December 31, 2013, compared to $51 million for the year ended December 31, 2012. This increase was primarily driven by IC Power’s depreciation and amortization expenses, which increased 36% to $75 million in 2013 as compared to $55 million in 2012, primarily as a result of the increase in IC Power’s depreciable property, plant and equipment as a result of the commencement of OPC’s commercial operation in July 2013 and a full year of operating Kallpa’s combined cycle plant.

General and Administrative Expenses

Our general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our general and administrative expenses increased 5% to $73 million for the year ended December 31, 2013, compared to approximately $69 million for the year ended December 31, 2012. This increase was primarily driven by an increase in our payroll and related expenses, in particular at IC Power as it continued to grow its operations during the year.

IC Power’s administrative expenses increased 12% to approximately $37 million for the year ended December 31, 2013, compared to approximately $33 million for the year ended December 31, 2012. This increase was primarily driven by: a 25% increase in payroll and related expenses to $20 million in 2013 from $16 million in 2012, primarily as a result of a $2 million increased profit sharing provision for Kallpa’s employees, a $0.3 million increase in OPC’s salaries and a $0.8 million increased stock option expense. These effects were partially offset by a 40% decline in consultant and other professional services to $3 million in 2013 from $5 million in 2012, primarily as a result of one-time expenses incurred in 2012.

Gain from Disposal of Investees

We had no gains from the disposal of investees for the year ended December 31, 2013, compared to approximately $5 million for the year ended December 31, 2012. Our gains from the disposal of investees for the year ended December 31, 2012 were primarily driven by a capital gain of $5 million in respect of transactions related to IC Green.

Other Expenses

Our other expenses increased significantly to approximately $5 million for the year ended December 31, 2013, compared to approximately $509 thousand for the year ended December 31, 2012. This increase was primarily driven by a $4.6 million increase in losses associated with the sale of interest in subsidiaries, associations and dilution.

Other Income

Our other income decreased 58% to approximately $5 million for the year ended December 31, 2013, compared to approximately $12 million for the year ended December 31, 2012. In 2013, our “other income” consisted of (i) $4 million of non-operating income and (ii) $1 million of dividends received from JPPC. In 2012, our “other income” consisted primarily of gains from changes in interests held in associates.

Financing Expenses, Net

Our financing expenses, net increased 78% to $64 million for the year ended December 31, 2013, compared to $36 million for the year ended December 31, 2012. This increase was primarily driven by an increase in interest expense on loans and bonds of IC Power of $28 million, or 67%, as it commenced certain commercial operations and expanded its operations during the year.

IC Power’s net finance expenses increased 82% to $80 million for the year ended December 31, 2013, compared to $44 million for the year ended December 31, 2012. This increase was primarily driven by:

•	a 78% increase in interest expense to banks and others to $80 million in 2013 as compared to $45 million in 2012, primarily as a result of (i) the expense recognition of the interest on Kallpa’s syndicated loan agreement and bond following the commencement of operations of Kallpa’s combined cycle plant in 2012, which increased Kallpa’s interest expense to $30 million in 2013 as compared to $19 million in 2012 (interest on these loans was capitalized prior to the completion of this project); (ii) the expense recognition of the interest on OPC’s debt following the commencement of operations of OPC’s combined cycle plant in July 2013, which increased OPC’s interest expense to $16 million in 2013 as compared to $120 thousand in 2012 (interest expense was capitalized prior to the beginning of OPC’s commercial operation); (iii) the expense recognition of the interest on capital notes from IC related to OPC, which increased the interest expense in loans and capital notes from IC to $12 million in 2013 as compared to $7 million in 2012 (interest expense was capitalized prior to the beginning of OPC’s commercial operation). This interest expense (as well as interest expense on IC Power’s loan owed to its parent) is eliminated in Kenon’s consolidated statement of income through the Adjustments column noted above; and (iv) an increase in Inkia’s interest expense to $12 million in 2013 as compared to $9 million in 2012, which was primarily the result of interest expense related to Inkia’s $150 million senior note offering completed in September 2013; and

•	a $6 million increase in exchange rate losses to $4 million in 2013 as compared to $2 million exchange rate gains in 2012, primarily as a result of the depreciation of the Peruvian Nuevos Soles against the U.S. Dollar during 2013.

The effects of these factors were partially offset by a $6 million increase in gains from the net change in fair value of derivative instruments, to a $3 million gain in 2013 as compared to a $3 million loss in 2012, primarily as a result of the increase in the LIBOR rate during 2013 compared to 2012.

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in (losses) of associated companies, net of tax increased 143% to approximately $(127) million for the year ended December 31, 2013, compared to approximately $(52) million for the year ended December 31, 2012. Set forth below is a discussion of income/loss for our material associated companies and the share in income (losses) of associated companies, net of tax, of IC Power.

Qoros

Our share in Qoros’ comprehensive loss increased to approximately $127 million for the year ended December 31, 2013, compared to losses of approximately $52 million for the year ended December 31, 2012. The increased loss was driven by an increase in expenses as a result of the commencement of Qoros’ commercial operations. Consistent with our 50% equity interest in Qoros, we recognize 50% of the net loss that was recorded by Qoros on a standalone basis. Set forth below is a description of Qoros’ standalone results of operations.

Qoros’ increased loss was primarily driven by:

•	an increase in Qoros’ research and development expenses of 19% to RMB408 million for the year ended December 31, 2013, compared to RMB342 million for the year ended December 31, 2012;

•	an increase in Qoros’ selling and distribution expenses to RMB270 million for the year ended December 31, 2013, after incurring no such selling and distribution expenses for the year ended December 31, 2012;

•	an increase in Qoros’ administration expenses of 154% to RMB865 million for the year ended December 31, 2013, compared to RMB341 million for the year ended December 31, 2012; and

•	an increase in Qoros’ net finance (cost)/income to RMB(11) million for the year ended December 31, 2013, compared to RMB38 million for the year ended December 31, 2012; and was partially offset by an increase in Qoros’ other income of 46% to RMB19 million for the year ended December 31, 2013, compared to RMB13 million for the year ended December 31, 2012, as a result of government subsidies received by Qoros.

As a result of the foregoing, Qoros reported a loss of RMB1.6 billion for the year ended December 31, 2013, compared to RMB635 million for the year ended December 31, 2012.

Tower

Our share in Tower’s comprehensive loss increased by 29% to approximately $(31) million for the year ended December 31, 2013, compared to an approximately $(24) million share in Tower’s comprehensive loss for the year ended December 31, 2012. A portion ($6 million) of Tower’s loss in 2013 was not reflected in our share in losses of associated companies, net of tax, since the cumulative losses incurred in our investment in Tower exceeded the value of our investment, and the book value of an equity method investee cannot be less than zero.

IC Power

IC Power’s share in profits in associates decreased 4% to $32 million for the year ended December 31, 2013, compared to $33 million for the year ended December 31, 2012. This decrease was primarily driven by the decline in the results of Edegel to $30 million in 2013 as compared to $31 million in 2012 as a result of certain exchange rate adjustments.

Tax Expenses

Our tax expenses increased 91% to approximately $42 million for the year ended December 31, 2013, compared to approximately $22 million for the year ended December 31, 2012. This increase was primarily driven by an increase in IC Power’s current taxes on income in the current year as a result of a 40% increase in IC Power’s income before taxes.

Income (Loss) For the Year From Discontinued Operations (After Taxes)

Our income (loss) for the year from discontinued operations (after taxes) is comprised of ZIM’s and Petrotec’s results of operations for the years ended December 31, 2013 and 2012.

Our (loss) for the year from discontinued operations (after taxes) increased to approximately $(513) million for the year ended December 31, 2013, compared to approximately $(409) million for the year ended December 31, 2012, primarily as a result of ZIM’s results of operations during the relevant periods. Set forth below is a summary of ZIM’s results during the relevant periods.

	Year Ended December 31,
	2013	2012
	(in millions of USD)
Sales	$3,682	$3,960
Cost of sales	(3,770)	(4,053)
Gross loss	(88)	(93)
Operating loss	(191)	(206)
Loss before taxes on income	(497)	(393)
Taxes on income	(23)	(19)
Loss after taxes on income	(519)	(412)

Loss for the period from discontinued operations	$(519)	$(412)

ZIM had sales of $3,682 million and costs of sales of $3,770 million, resulting in a gross loss of $(88) million, which resulted in losses after taxes on income of $(519) million, in the year ended December 31, 2013. ZIM had sales of $3,960 million and costs of sales of $4,053 million, resulting in a gross loss of $(93) million, which resulted in losses after taxes on income of $(412) million, in the year ended December 31, 2012.

Loss For the Year

As a result of the above, our loss for the year from continuing operations increased 38% to approximately $(609) million for the year ended December 31, 2013, compared to $(440) million for the year ended December 31, 2012.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

We are a newly-incorporated holding company and, as such, references in this discussion to our historical sources and uses of cash refer to the historical sources and uses of cash for the carve-out businesses when they were consolidated in the results of IC during the periods under review.

We received $35 million in cash in connection with the spin-off, and entered into a $200 million credit facility with IC, each of which we will use to execute our business strategy. We expect that a significant portion of our liquidity and capital resources will be used to support the development of Qoros and, to a lesser extent, Primus. We rely on cash flows received from our operating activities, generally in the form of distributions received from our businesses or payments received in connection with a monetization of our equity interests in any of our businesses, to provide our liquidity. As of the date of this annual report, Kenon had approximately $9 million in cash in hand and $155 million available for drawing under its $200 million credit facility with IC.

Other than our credit facility with IC, for which the aggregate principal amount outstanding is $45 million, and our undertaking in respect of Chery’s guarantee of certain of Qoros’ indebtedness, each as described below, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing. Other than expenses related to our day-to-day operations, our principal needs for liquidity are expected to be expenditures related to investments in our businesses. Our businesses are at various stages of development, ranging from early stage development companies to established, cash generating businesses, and some of these businesses will require significant financing, via equity contributions or debt facilities, to further their development, execute their current business plans, and become or remain fully-funded. We may, in furtherance of the development of our businesses, and other than with respect to ZIM, make further investments, via debt or equity financings, in our remaining businesses.

In particular, Qoros will continue to need to raise significant additional debt financing, and obtain additional shareholder financing, to meet its operating expenses, financing expenses, capital expenditures and liquidity requirements to continue its commercial operations. Qoros’ business plan contemplates debt financing of approximately RMB9 billion. Qoros has secured RMB4.2 billion of long-term debt financing.

Qoros commenced commercial operations at the end of 2013 and sold approximately 7,000 cars in 2014. Qoros incurred a net loss of RMB2.1 billion in 2014 and is dependent upon external financing, including shareholder funding, to meet its operating expenses, financing expenses, and capital expenditures. As the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success, Qoros revised its business plan during the third quarter of 2014. Qoros’ financing needs may increase as Qoros continues to adjust its business plan and/or experiences a reduction in operating cash flows as a result of low sales volumes.

As Qoros continues to pursue its commercial growth strategy, we expect that a significant portion of our liquidity and capital resources will be used to support its development, as Qoros may be unable to secure the necessary third-party debt financing. For example, in connection with our recent provision of a RMB400 million shareholder loan to Qoros, Kenon has agreed, in the event that Chery provides a RMB400 million shareholder loan to Qoros, as set forth above, and Chery’s guarantee of up to RMB1.5 billion (approximately $241 million) in respect of Qoros’ RMB3 billion syndicated credit facility is not subsequently released, to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities.

We intend to adhere to our capital allocation principles which, as set forth above, seek to limit cross-allocation of funds and capital contributions to our businesses, via debt or equity financings or the provisions of guarantee. Nevertheless, the cash resources currently on Kenon’s balance sheet (approximately $9 million as of the date of this annual report), together with the $155 million available under our $200 million credit facility from IC, may not, however, be sufficient to fund additional investments that we deem appropriate in Qoros or other businesses. Alternatively, Kenon may choose not to provide such financing, which may adversely impact Qoros’ ability to obtain financing from Chery or other third parties, in which case Qoros may be unable to meet its operating expenses and Kenon may not recoup its investment in Qoros. Furthermore, in connection with the release of IC’s outstanding back-to-back guarantee in respect of certain of Qoros’ debt, and Kenon’s related reimbursement obligations of up to RMB888 million to IC, Kenon has given an undertaking to restore equality in respect of Chery’s RMB1.5 billion (approximately $241 million) guarantee, which may result in Kenon providing additional capital to, or in respect of, Qoros. Such capital would be in addition to Kenon’s current investment plans with respect to Qoros, which Kenon expects to use a significant portion of its liquidity and capital resources to fund. As a result, this undertaking may require Kenon to seek additional liquidity, including seeking funding from its other businesses.

For a description of our capital allocation principles, see “Item 4B. Business Overview.” For further information on the risks related to the significant capital requirements of our businesses, particularly Qoros, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Some of our businesses, particularly Qoros, have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.” For a discussion of our outstanding commitments and obligations, see “– Kenon’s Commitments and Obligations.” For a discussion of the capital requirements of each of our businesses, see below.

Consolidated Cash Flow Statement

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Cash and cash equivalents decreased 9% to approximately $610 million for the year ended December 31, 2014, compared to approximately $671 million in cash and cash equivalents for the year ended December 31, 2013. The following table sets forth our cash flows from our operating, investing and financing activities for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(in millions of USD)
Cash flows provided by operating activities
IC Power	413	272
Adjustments and Other	(3)	(15)
Total	410	257

	Year Ended December 31,
	2014	2013
	(in millions of USD)
Cash flows used in investing activities	(883)	(278)
Cash flows provided by financing activities	430	281
Net change in cash in period	(42)	260
Cash – opening balance	671	411
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(19)	—
Cash – closing balance	610	671

Consolidated Cash Flows Provided by Operating Activities

Cash flows provided by our operating activities, which includes income received as dividends from associated companies, are a significant source of liquidity for our subsidiaries and increased 60% to approximately $410 million for the year ended December 31, 2014, compared to approximately $257 million for the year ended December 31, 2013. This increase was primarily driven by an increase in cash flows provided by IC Power’s operating activities, as set forth in “ – IC Power’s Liquidity and Capital Resources” below. As our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances. For further information on the risks related to such limitations, see “Item 3D. Risk Factors – Risks Related to Our Diversity Strategy and Operations – We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Consolidated Cash Flows Used in Investing Activities

Cash flows used in our investing activities, which include our investments in our associated companies, increased significantly to approximately $(883) million for the year ended December 31, 2014, compared to approximately $(278) million for the year ended December 31, 2013. This increase was primarily driven by (i) IC Power’s acquisition of property, plant and equipment (in particular, the acquisitions of ICPNH, AEI Jamaica, Surpetroil and Puerto Quetzal) and development of the CDA, Samay I and Kanan projects during 2014, as set forth in “ – IC Power’s Liquidity and Capital Resources” below, (ii) IC’s $180 million investment in Qoros in December 2014, and (iii) IC’s $200 million investment in ZIM in connection with the completion of its restructuring.

Consolidated Cash Flows Provided by Financing Activities

Cash flows provided by the financing activities of our businesses are a significant source of liquidity for their operations and increased 58% to approximately $430 million for the year ended December 31, 2014, compared to approximately $281 million for the year ended December 31, 2013. This increase was primarily driven by (i) an increase in ZIM’s receipt of long-term loans, capital lease, and other long-term liabilities during the six months ended June 30, 2014, (ii) a decrease in ZIM’s repayment of borrowing during the six months ended June 30, 2014, and (iii) an increase in IC Power’s receipt of long-term loans during the year ended December 31, 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Cash and cash equivalents increased 63% to approximately $671 million for the year ended December 31, 2013, compared to approximately $411 million in cash and cash equivalents for the year ended December 31, 2012. The following table sets forth our cash flows from our operating, investing and financing activities for the years ended December 31, 2013, and 2012:

	Year Ended December 31,
	2013	2012
	(in millions of USD)
Cash flows provided by operating activities
IC Power	272	114
Adjustments and Other	(15)	55
Total	257	169
Cash flows used in investing activities	(278)	(320)
Cash flows provided by financing activities	281	122
Net change in cash in period	260	(29)
Cash – opening balance	411	438
Effect of exchange rate fluctuations on balances of cash and cash equivalents	—	2
Cash – closing balance	671	411

Consolidated Cash Flows Provided by Operating Activities

Cash flows provided by our operating activities, which includes income received as dividends from associated companies, are a significant source of liquidity for our subsidiaries and increased 52% to approximately $257 million for the year ended December 31, 2013, compared to approximately $169 million for the year ended December 31, 2012. This increase was primarily driven by IC Power, whose operating cash flows increased by 131% as a result of increased sales of capacity and energy under its PPAs due to the full year of operations of its Kallpa combined cycle in 2013, the commencement of OPC’s operations and an increase in dividends received from associates to $31 million in 2013 as compared to $17 million in 2012. This increase was partially offset by a $81 million decrease in ZIM’s operating cash flows as a result of an increased loss for the year of $103 million, which was partially offset by an increase of $15 million in dividends received from associated companies. As our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances. For further information on the risks related to such limitations, see “Item 3D. Risk Factors – Risks Related to Our Diversity Strategy and Operations – We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Consolidated Cash Flows Used in Investing Activities

Cash flows used in our investing activities, which includes our investments in our associated companies, decreased 13% to approximately $(278) million for the year ended December 31, 2013, compared to approximately $(320) million for the year ended December 31, 2012. This decrease was primarily driven by an increase in cash provided by investing activities at ZIM.

Consolidated Cash Flows Provided by Financing Activities

Cash flows provided by the financing activities of our businesses are a significant source of liquidity for their operations and increased 130% to approximately $281 million for the year ended December 31, 2013, compared to approximately $122 million for the year ended December 31, 2012. This increase was primarily driven by an increase in cash flows provided by financing activities at IC Power which was offset, in part, by an increase in cash flows used in financing activities at ZIM.

Kenon’s Commitments and Obligations

As of December 31, 2014, Kenon had liabilities of $155 million, representing the nominal value of the maximum amount of Kenon’s reimbursement obligations in respect of IC’s back-to-back guarantee of Chery’s direct guarantee of certain of Qoros’ indebtedness. However, in February 2015, IC’s guarantee was released in connection with our provision of a RMB400 million shareholder loan to Qoros and we no longer have reimbursement obligations in respect of Qoros’ indebtedness. In connection with the provision of the shareholder loan, we made certain undertakings in respect of Chery’s outstanding guarantee of certain of Qoros’ indebtedness. For further information on the release of IC’s back-to-back guarantee and our undertaking in respect of Chery’s guarantee of certain of Qoros’ indebtedness, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Qoros—Provision of RMB400 Million Shareholder Loan.”

As of the date of this annual report, other than amounts outstanding under our credit facility with IC and our undertaking in respect of Chery’s guarantee of certain of Qoros’ indebtedness, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing.

Set forth below is a summary of the key terms of our credit facility with IC.

IC Credit Facility

In connection with the consummation of the spin-off, IC provided us with a $200 million credit facility. As of the date of this annual report, the aggregate amount outstanding under this facility was $45 million.

Interest

The credit facility bears interest at a rate of 12-Month LIBOR + 6% per annum, which, during the initial five-year term of the credit facility, will be capitalized as a payment-in-kind and added to the aggregate outstanding amount of the credit facility. If we decide to extend the repayment schedule in accordance with the terms of the credit facility, as set forth below, and we do not repay the aggregate outstanding amount owed under the credit facility within the initial five-year term, additional interest accruing on the aggregate outstanding amount as of such date will become payable in cash on an annual basis.

Repayment Date

The aggregate amount outstanding under the credit facility (including interest or commitment fees that have accrued and been capitalized as payments-in-kind during the initial five-year term) is due five years from the date of the credit facility, unless extended as set forth below. In the event an initial listing or offering of IC Power’s shares has been effected, the aggregate amount outstanding under the credit facility, including any interest or commitment fees accrued and capitalized to date, will be due within 18 months from such date. However, we are entitled, at each repayment date, to extend the repayment date for two-year periods if, as of the date of our delivery of our notice of repayment extension, an initial listing or offering of IC Power’s shares has not yet been effected. Notwithstanding the above, the final repayment date may not, under any circumstances, be more than ten years from the date of the credit facility.

Commitment Fee

During the initial five-year term, we will pay IC an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility, which will be capitalized as a payment-in-kind and added to the outstanding amount of the credit facility. We may voluntarily reduce the available $200 million credit limit, thereby decreasing the annual commitment owed to IC, without premium or penalty. Additionally, we may voluntarily prepay the outstanding principal amount of the credit facility at any time without premium or penalty.

Pledge of Equity Interest in IC Power

We have pledged 46.5%, and may pledge up to 66%, of IC Power’s issued capital on a first priority basis, in favor of IC, as set forth below:

•	in connection with our entry into the credit facility, we pledged 40% of IC Power’s issued capital; and

•	in connection with each $50 million drawdown (or any part thereof) under the credit facility, we are required to pledge an additional 6.5% of IC Power’s issued capital, so that any use of the credit line that exceeds $150 million will require the pledge of 66% of IC Power’s share capital.

The pledges will be released in connection with a listing or offering of IC Power’s issued capital.

Obligations in Respect of IC’s Back-to-Back Guarantee

The credit facility provides for our payment to IC of any payments made by IC in respect of IC’s back-to-back guarantee of Chery’s direct guarantee of certain of Qoros’ indebtedness. However, as a result of (i) a RMB350 million shareholder loan provided to Qoros by IC in connection with Chery’s release of IC’s back-to-back guarantee of 50% of Chery’s obligations under Chery’s back-to-back guarantee of the Changshu Port’s guarantee and (ii) a RMB400 million shareholder loan provided by us to Qoros in connection with the release of IC’s outstanding RMB888 million back-to-back guarantee in respect of Qoros’ RMB3 billion syndicated credit facility, IC has been released from all obligations related to Chery’s back-to-back guarantees in respect of Qoros’ RMB3 billion syndicated credit facility and Kenon’s reimbursement obligations are no longer outstanding.

Restrictive Covenants

The credit facility contains incurrence covenants restricting our ability to encumber certain assets and distribute dividends.

For example, prior to a listing or offering of IC Power’s equity, the credit facility prohibits us from distributing dividends to our shareholders, unless such dividends consist of all, or a portion of, our equity interests in ZIM, Tower or REG.

There are further restrictions on dividends following an IPO or listing of IC Power’s equity. If, any time after a listing of IC Power’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power, or (iv) sell all of IC Power’s assets, the credit facility will require the value of Kenon’s remaining interest in IC Power to be equal to at least two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the credit facility plus the outstanding principal amount of any additional debt owed by Kenon to third-parties minus Kenon’s cash on hand), in each case plus interest and fees. Although a failure to comply with any of the aforementioned covenants will not constitute an event of default under the terms of the credit facility, Kenon will be restricted from distributing dividends or incurring additional debt and, should Kenon distribute dividends or incur additional indebtedness notwithstanding such restrictions, such actions will constitute an event of default under the terms of the credit facility. If the value of Kenon’s remaining interest in IC Power is less than such amount, Kenon may not make distributions to its shareholders or incur additional indebtedness.

Additionally, following an IPO or listing of IC Power’s equity, we will not engage in certain transactions, as set forth in the credit facility, which would result in a de-listing of IC Power’s shares from the exchange on which such shares are trading.

Assignability

We may not assign or delegate our rights and obligations under the credit facility without IC’s prior written consent, except that we may assign our rights and obligations under the credit facility to an affiliate, provided that we remain jointly and severally liable for all such obligations with such affiliate, and further provided that such assignment or delegation shall not serve to prejudice any of IC’s rights under the terms of the credit facility.

IC is entitled to assign or delegate its rights and obligations under the credit facility according to its sole discretion, and without our prior written consent.

For information on the risks related to Kenon’s ability to repay, or maintain compliance with, the credit facility from IC, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Kenon has obligations owing to IC, which could be substantial.”

Undertaking in Respect of Chery’s Outstanding Guarantee

For further information on Kenon’s undertaking in respect of Chery’s guarantee of certain of Qoros’ indebtedness, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Qoros—Provision of RMB400 Million Shareholder Loan.”

Debt Owed to Kenon from Subsidiaries

Prior to the spin-off, some of our businesses borrowed funds from, or issued capital notes to, IC. These loans and capital notes are described below. IC’s interest in each of the outstanding loans and capital notes was transferred to Kenon in connection with the spin-off.

Quantum Capital Notes

Quantum issued a series of capital notes to IC in connection with each of IC’s equity contributions to Qoros. The capital notes issued by Quantum bear no interest and are not linked to the CPI. As of December 31, 2014, the outstanding balance of these capital notes was $626 million.

RMB500 Million Shareholder Loan

In June 2014, IC contributed an additional RMB500 million to Qoros via a shareholder loan, bearing interest at a rate of 3%.

We expect this loan to convert into additional equity in Qoros upon the satisfaction of certain conditions, including the approval of the relevant Chinese authority. As Chery made a similar convertible contribution, and as Chinese regulations prevent our ownership interest in Qoros from exceeding 50%, our ownership percentage in Qoros will not increase after Qoros’ conversion of this loan. If approval for the conversion of the full amount of the shareholder loan is not, or cannot be, obtained, Qoros has undertaken to repay the convertible loan, with interest, as set forth in the terms of the shareholder loan. In connection with IC’s transfer of its equity interests in Qoros to us, IC’s interest in the convertible loan was also transferred to us.

In December 2014, Qoros converted RMB50 million of each shareholder’s RMB500 million shareholder loan into equity. As a result, both Kenon and Chery have provided the required capital contributions set forth in the Joint Venture Agreement, and neither Kenon or Chery are obligated to provide additional capital or shareholder loans to Qoros under the terms of the Joint Venture Agreement.

As of December 31, 2014, the outstanding balance of the shareholder loan was RMB450 million.

RMB350 Million Shareholder Loan

In December 2014, IC provided a RMB350 million shareholder loan to Qoros in connection with Chery’s release of IC’s back-to-back guarantee of 50% of Chery’s obligations under Chery’s back-to-back guarantee of the Changshu Port’s guarantee. IC’s interest in the loan was transferred to us in connection with IC’s transfer of its equity interests in Qoros to us.

We expect RMB25 million loan to convert into additional equity in Qoros upon the satisfaction of certain conditions, including the approval of the relevant Chinese authority.

As of December 31, 2014, the outstanding balance of the shareholder loan was RMB350 million.

Other Capital Notes and Loans

In 2012, IC Green issued a five-year NIS 42 million capital note to IC. The capital note bears no interest and is not linked to the CPI. As of December 31, 2014, the outstanding balance of the capital note issued was NIS475 million.

IC Green also borrowed 18 million Euro from IC in 2012. The loan bears interest at a rate of 10% per annum. As of December 31, 2014, the outstanding balance of this loan was 22 million Euro.

Additionally, in October 2014, IC Green issued a $7.5 million capital note to IC to fund any investments made by IC Green in Primus, in connection with the investment agreement IC Green entered into with Primus in October 2014. This capital note bears no interest and is not linked to the CPI. The $7.5 million outstanding has been added to the aggregate amount owed under the capital notes.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

IC Power’s Liquidity and Capital Resources

As of December 31, 2014, IC Power had cash and cash equivalents of $583 million and short-term deposits and restricted cash of $208 million.

IC Power’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, including dividends received from entities in which it owns non-controlling interests; short-term and long-term borrowings; and sales of bonds in domestic and international capital markets.

IC Power’s principal needs for liquidity generally consist of capital expenditures related to the development and construction of generation projects and the acquisition of other generation companies; working capital requirements (e.g., maintenance costs that extend the useful life of its plants); and dividends on its shares. As part of IC Power’s growth strategy, it expects to develop, construct and operate greenfield development projects in the markets that it serves as well as acquire controlling interests in operating assets within and outside Latin America. IC Power’s development of greenfield development projects and its acquisition activities in the future may require it to make significant capital expenditures and/or raise significant capital.

IC Power is developing numerous generation assets and projects, including:

•	CDA, a run-of-the-river hydroelectric plant on the Mantaro River in central Peru, representing an expected 510 MW of capacity at an estimated cost of $910 million, including a $50 million budget for contingencies. This project is financed by a $591 million syndicated credit facility (for 65% of the estimated project cost) which was entered into in 2012 and equity contributions (for the remaining 35% of the project cost), which contributions have been made. As of December 31, 2014, CDA has invested $647 million into the development of the CDA Project and has drawn $462 million under the CDA Project Finance Facility. IC Power estimates that, as of December 31, 2014, construction of the CDA Project was approximately 2/3 completed;

•	Samay I, an open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), representing an expected 600 MW of capacity at an approximate cost of $380 million, excluding any related cost overruns. This project is to be financed by a $311 million seven-year syndicated secured loan agreement (for approximately 80% of the estimated project cost), which was entered into in December 2014, and equity contributions (for the remaining approximately 20% of the project cost), which contributions have been made. As of December 31, 2014, Samay I has invested $110 million into the development of the facility and has drawn $153 million under its credit facility. IC Power estimates that, as of December 31, 2014, construction of Samay I was approximately 1/3 completed; and

•	Kanan thermal generation units, representing an expected 92 MW of capacity at an approximate cost of $70 million (including $40 million that Kanan has already spent on the acquisition of its barges). The capital required for this project will be sourced from a combination of cash generated from operating activities and cash generated by financing activities.

In 2014, IC Power spent $353 million on capital expenditures relating to its committed projects. IC Power anticipates that it will be required to spend approximately $445 million on capital expenditures relating to its committed projects in 2015, excluding the additional $10 million it will pay to CDA’s EPC contractors upon CDA’s lenders approval of the March 2015 amendment of the CDA EPC, and approximately $5 million - $20 million in additional capital expenditures relating to projects for which IC Power has not contractually committed capital. IC Power expects that it will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including drawing down, or receiving disbursements from, the $591 million or the $380 million financing agreements, relating to its construction of the CDA and the Samay I projects, respectively, new debt financings, as appropriate, and the refinancing of any existing indebtedness as it becomes due.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

IC Power’s cash and cash equivalents increased 13% to $583 million for the year ended December 31, 2014, compared to $517 million in cash and cash equivalents for the year ended December 31, 2013. The following table sets forth IC Power’s cash flows from its operating, investing and financing activities for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(in millions of USD)
Cash flows provided by operating activities	$413	$272
Cash flows used in investing activities	(378)	(258)
Cash flows provided by financing activities	47	320
Net change in cash in period	82	334
Cash – opening balance	517	184
Effect of exchange rate on the cash	(16)	(1)
Cash – closing balance	583	517

IC Power’s Cash Flows Provided by Operating Activities

Cash flows provided by IC Power’s operating activities are IC Power’s primary source of liquidity and increased 52% to approximately $413 million for the year ended December 31, 2014, compared to approximately $272 million for the year ended December 31, 2013. This increase was primarily driven by (i) first full-year of OPC’s commercial operations; (ii) an increase in collections from customers (primarily as a result of the acquisitions of ICPNH, Surpetroil, JPPC and Puerto Quetzal); and (iii) the increased sales of capacity and energy under its PPAs due to the addition of Las Flores’ plant capacity.

IC Power’s Cash Flows Used in Investing Activities

Cash outflows used in IC Power’s investing activities increased by 47% to approximately $378 million for the year ended December 31, 2014, compared to approximately $258 million for the year ended December 31, 2013. This increase was primarily driven by IC Power’s acquisition of property, plant and equipment (in particular, higher disbursements related to the CDA Project during 2014, the beginning of the Samay I and Kanan projects and the acquisitions of ICPNH, AEI Jamaica, Surpetroil and Puerto Quetzal).

During 2014, investing activities for which IC Power used cash primarily consisted of acquisitions of property, plant and equipment of $496 million, of which $270 million was used in connection with the construction of the CDA Project, $89 million was used in connection with the construction of the Samay I Project, and $70 million (net of cash received) was used to complete the acquisitions of ICPNH, Surpetroil, JPPC, and Puerto Quetzal. The effects of these capital expenditures were partially offset by $360 million net proceeds received by IC Power in connection with its sale of its indirect interest in Edegel.

During 2013, investing activities for which IC Power used cash primarily consisted of acquisitions of property, plant and equipment of $322 million, of which $195 million was used in connection with the construction of the CDA Project, $56 million was used to complete the construction of OPC’s combined cycle, and $28 million was used to complete the acquisition of Colmito. The effects of these capital expenditures were partially offset by the maturity of $74 million in time deposits.

IC Power’s Cash Flows Provided by Financing Activities

Net cash inflows provided by IC Power’s financing activities decreased 85% to $47 million for the year ended December 31, 2014, compared to approximately $320 million for the year ended December 31, 2013. This change was primarily driven by IC Power’s financing activities, which involved the receipt of long-term loans and issuance of debentures, and the receipt of short-term credit from banks and the payments made to IC.

Net cash inflows in 2014 included proceeds from the following borrowing arrangements:

•	$319 million under CDA’s credit facility;

•	$153 million under Samay I’s credit facility;

•	$102 million under ICPI’s credit facility;

•	$43 million from the issuance of the COBEE bonds;

•	$25 million from the issuance of the CEPP bonds;

•	$23 million under Colmito’s credit facility; and

•	$20 million from the investment of Energía del Pacífico in Samay I.

In addition, in 2014, IC Power made payments of approximately $300 million to IC. In May 2014, IC Power repaid $168 million of intercompany debt owed to IC. In June 2014, IC Power repaid $95 million of capital notes owed to IC and declared and distributed dividends of $37 million to IC. As a result of such repayment, no debt between IC Power and IC is owed. In June 2014, IC Power declared and distributed dividends of $37 million to IC.

Net cash flows from financing activities in 2014 and 2013 included $111 million and $67 million repayments of long-term loans and debentures, respectively.

Net cash inflows in 2013 included proceeds from the following borrowing arrangements:

•	$143 million under CDA’s credit facility;

•	$163 million from the issuance of the Inkia bonds;

•	$125 million from Inkia’s Credit Suisse facility;

•	$17 million borrowed under OPC’s credit facility; and

•	$28 million from the investment of Energía del Pacífico in CDA.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

IC Power’s cash and cash equivalents increased 181% to $517 million for the year ended December 31, 2013, compared to $184 million in cash and cash equivalents for the year ended December 31, 2012. The following table sets forth IC Power’s cash flows from its operating, investing and financing activities for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(in millions of USD)
Cash flows provided by operating activities	$272	$114
Cash flows used in investing activities	(258)	(291)
Cash flows provided by financing activities	320	137
Net change in cash in period	334	(40)
Cash – opening balance	184	221
Effect of exchange rate on the cash	(1)	3
Cash – closing balance	517	184

IC Power’s Cash Flows Provided by Operating Activities

Cash flows provided by IC Power’s operating activities are IC Power’s primary source of liquidity and increased 139% to approximately $272 million for the year ended December 31, 2013, compared to approximately $114 million for the year ended December 31, 2012. This increase was primarily driven by: (i) a 47% increase in collections from customers to $811 million in 2013 as compared to $552 million in 2012, principally as a result of IC Power’s increased sales of capacity and energy under its PPAs due to the full year of operations of its Kallpa combined cycle in 2013 and as a result of the commencement of OPC’s operations and (ii) an 82% increase in dividends received from associates to $31 million in 2013 as compared to $17 million in 2012, primarily due to Edegel’s operating performance, which resulted in an $11 million increase in dividends paid from Edegel as compared to $15 million 2012 to $26 million in 2013. These effects were partially offset by a 30% increase in payments to suppliers and third parties to $527 million in 2013 as compared to $404 million in 2012 as a result of IC Power’s increased production of energy.

IC Power’s Cash Flows Used in Investing Activities

Cash outflows used in IC Power’s investing activities decreased by 11% to approximately $258 million for the year ended December 31, 2013, compared to approximately $291 million for the year ended December 31, 2012.

IC Power’s investing activities during 2013 are set forth above.

During 2012, investing activities for which IC Power used cash primarily consisted of acquisitions of property, plant and equipment of $357 million, of which $180 million was used in connection with the construction of the CDA Project, $121 million was used in connection with the construction of OPC’s combined cycle project, and $46 million was used in the conversion of Kallpa’s plant to combined-cycle operations. The effects of these capital expenditures were partially offset by the maturity of $93 million time deposits.

IC Power’s Cash Flows Provided by Financing Activities

Net cash inflows provided by IC Power’s financing activities increased 134% to $320 million for the year ended December 31, 2013, compared to approximately $137 million for the year ended December 31, 2012.

IC Power’s net cash inflows in 2013 are set forth above.

Net cash inflows in 2012 included proceeds from the following borrowing arrangements:

•	$135 million under OPC’s credit facility;

•	$53 million under Kallpa’s syndicated loan;

•	$13 million from the issuance of bonds by COBEE; and

•	$48 million from the investment of Energía del Pacífico in CDA.

Net cash flows from financing activities in 2013 and 2012 included cash outflows for debt service.

IC Power’s Material Indebtedness

As of December 31, 2014, IC Power’s total outstanding consolidated indebtedness, excluding debt owed to its shareholders and related parties, was $2,348 million, consisting of $161 million of short-term indebtedness, including the current portion of long-term indebtedness, and $2,187 million of long-term indebtedness. IC Power had no outstanding loans or notes owed to its shareholder as of December 31, 2014.

The following table sets forth selected information regarding IC Power’s principal outstanding short-term and long-term debt, as of December 31, 2014:

	Outstanding Amount as of December 31, 2014		Interest Rate	Final maturity
	(in millions of USD)
IC Power:
Hapoalim	12.0		—	—
Inkia:
Inkia notes	447.4		8.375%	April 2021
OPC:
Lenders consortium[1]	400.1	[2]	4.85% -5.36%	July 2031
Cerro del Águila:
Tranche A	257.0		LIBOR + 4.25%	August 2024
Tranche B	138.4		LIBOR + 4.25%	August 2024
Tranche 1D	31.8		LIBOR + 4.25%	August 2024
Tranche 2D	17.1		LIBOR + 2.75%	August 2024
Samay I	144.6		LIBOR + 2.125%	December 2021
Kallpa:
Kallpa I lease	11.2		LIBOR + 3.00%	March 2016
Kallpa II lease	35.1		LIBOR + 2.05%	December 2017
Kallpa III lease	44.9		7.57%	July 2018

	Outstanding Amount as of December 31, 2014		Interest Rate	Final maturity
	(in millions of USD)
Las Flores lease	101.1		7.15%	October 2023
Kallpa bonds	159.3		8.50%	May 2022
Kallpa syndicated loan	72.6		LIBOR + 5.75%	October 2019
IC Power Israel[3]:
Tranche A	39.9		4.85%-7.75%	March 2017
Tranche B	53.2		7.75%	2029
COBEE:
COBEE II bonds	6.8		9.40%	September 2015
COBEE III bonds[4]	23.3	[5]	Various	Various
COBEE IV bonds[6]	42.4		Various	Various
CEPP:
CEPP bonds	24.8		6.00%	January- March 2019
Central Cardones:
Tranche 1	28.8		LIBOR + 1.90%	August 2021
Tranche 2	19.4		LIBOR + 2.75%	February 2017
Colmito:
Banco Bice	19.8		7.9%	December 2028
JPPC:
Royal Bank of Canada	7.0		LIBOR + 5.5%	March 2017
Burmeister & Wain Scandinavian Contractor	1.2		3.6%	August 2018
ICPNH:
Amayo I	51.7		Various	October 2022
Amayo II	37.0		Various	November 2025
Tipitapa Power	7.7		8.35%	November 2018
Corinto	12.0		8.35%	December 2018
Puerto Quetzal :
Banco Industrial	21.8		LIBOR + 4.5%	September 2019
Surpetroil:
Banco Corpbanca Colombia	0.1		3.9%	November 2015
Surpetroil leases	1.2		Various	2015-2017
Debt Owed to Minority Shareholder			—
Dalkia Israel Ltd. Loan	19.1		—	2016-2019
Short Term Loans from Banks	58.1		Various	2015
Total	2,347.9

1.	The consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd.
2.	Represent NIS 1,556 million converted into U.S. Dollars at the exchange rate for Israeli Shekels into U.S. Dollars of NIS 3,889 to $1.00. All debt has been issued in Israeli currency (NIS) linked to CPI.
3.	The mezzanine financing agreement also includes a Tranche C, pursuant to which up to NIS 350 million, at an interest rate of 11% per annum, may be drawn, subject to certain conditions, and only to cover shortfall amounts. No Tranche C debt was outstanding under this facility as of December 31, 2014.
4.	Represents $3.5 million of 6.50% notes due 2017, $5.0 million of 6.75% notes due 2017, Bs.44.2 million ($6.3 million) of 9.00% notes due 2020, and Bs.42.9 million ($6.2 million) of 7.00% notes due 2022.
5.	Includes Bs.44.2 million ($6.3 million), the aggregate principal amount outstanding of COBEE’s 9.00% notes due 2020 as of December 31, 2014, and Bs.42.9 million ($6.2 million), the aggregate principal amount outstanding of COBEE’s 7.00% notes due 2022, in each case converted into U.S. Dollars at the exchange rate for Bolivianos into U.S. Dollars of Bs.6.96 to $1.00 as reported by the Bolivian Central Bank on December 31, 2014. Excludes premium of $2.3 million.
6.	Represents $4.0 million of 6.0% notes due 2018, $4.0 million of 7.0% notes due 2020, Bs.84 million ($12.1 million) of 7.8% notes due 2024, $5.0 million of 6.70% notes due 2019 and Bs.105 million ($15.1 million) of 7.8% notes due 2024.

Some of the debt instruments to which IC Power’s operating companies are party require that Inkia, Kallpa, COBEE and CEPP comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period the applicable entity is not in compliance with the defined financial covenants ratios.

The instruments governing a substantial portion of the indebtedness of IC Power’s operating companies contain clauses that would prohibit these companies from paying dividends or making other distributions in the event that the relevant entity was in default on its obligations under the relevant instrument.

As of December 31, 2014, substantially all of the assets of Kallpa, other than the Kallpa I, Kallpa II, Kallpa III and Las Flores turbines, which are leased to Inkia, are mortgaged or pledged as security for the financing agreements to which Kallpa is a party.

IC Power has entered into hedging arrangements with respect to a portion of its long term debt, swapping variable interest for fixed rate interest.

Inkia Bonds

In April 2011, Inkia issued and sold $300 million aggregate principal amount of its 8.375% Senior Notes due 2021, which are listed on the Global Exchange Market of the Irish Stock Exchange. Interest on these notes is payable semi-annually in arrears in April and October of each year and these notes mature in April 2021. Inkia used the net proceeds of the sale of these notes to finance a portion of its equity contributions to CDA, to repurchase all of its secured indebtedness, and for working capital and general corporate purposes.

In September 2013, Inkia issued and sold $150 million aggregate principal amount of its 8.375% Senior Notes due 2021. Interest on these notes is payable semi-annually in arrears in April and October of each year and these notes mature in April 2021. Inkia used the net proceeds of the sale of these notes to funds its development pipeline of power projects, both through greenfield projects and acquisitions, and for working capital and general corporate purposes.

The consummation of the spin-off would have constituted a change of control under Inkia’s bonds, which, subject to additional conditions, may have required Inkia to offer to repurchase all of the outstanding bonds ($450 million principal amount), at a purchase price of 101% of the principal amount, plus accrued interest. However, in September 2014, Inkia received a waiver from its bondholders, which waived, among other things, the “change of control” implications resulting from IC’s transfer of its indirect interest in Inkia to us in connection with the spin-off. In addition, IC Power’s sale of its indirect interest in Edegel constituted an “asset sale” under the indenture, requiring that the net proceeds from Inkia’s sale of its interest in Edegel be used, within 365 days of the sale, to acquire assets useful in Inkia’s business, make acquisitions or make capital expenditures, or repay senior debt. If the proceeds were not so applied within such period, Inkia would have been required to offer to repurchase its bonds at 100% of their principal amount, plus accrued interest. However, in September 2014, Inkia amended its indenture, such that Inkia is required to apply the net proceeds received from the sale of its indirect interest in Edegel within 30 months of Inkia’s receipt of such net proceeds up to March 2017.

OPC Financing Agreement

In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd. for the financing of its power plant project. As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $460 million). As part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of shareholders’ loans, commencing from the third year after the completion of OPC’s power plant. The loans are CPI-linked and is repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2030.

In exchange for IC Power’s provision of a guarantee to the lending consortium, IC has been released from its obligations under its guarantee to the lending consortium. IC Power has also made cash collateral available for the benefit of the lending consortium. As of December 31, 2014, the outstanding amount of the loan is NIS 1,556 million (approximately $400 million).

CDA Project Finance Facility

In August 2012, CDA, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, Sumitomo Mitsui Banking Corporation, as SACE agent, the Bank of Nova Scotia, as Offshore Collateral Agent, Scotiabank Peru, S.A.A., as onshore collateral agent, and certain financial institutions, as lenders, entered into a senior secured syndicated credit facility for an aggregate principal amount not to exceed $591 million to finance the construction of CDA’s project. Loans under this facility will be disbursed in three tranches.

Tranche A loans under this facility, in an aggregate principal amount of up to $342 million, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 5.50% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A., or COFIDE.

Tranche B loans under this facility, in an aggregate principal amount of up to $184 million, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 6.25% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche B loans will be payable on August 17, 2024. Tranche B loans will be will be guaranteed by COFIDE.

Tranche D loans under this facility, in an aggregate principal amount of up to $65 million, will initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 3.60% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche D loans will be payable in 45 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche D loans will be secured by a credit insurance policy provided by SACE S.p.A. – Servizi Assicurativi del Commercio Estero, or SACE.

All loans under this facility will be secured by:

•	pledges of CDA’s movable assets and offshore and onshore collateral accounts;

•	a pledge of 100% of the equity interests in CDA;

•	mortgages of the CDA plant and CDA’s generation and transmission concessions;

•	a collateral assignment of insurances and reinsurances in respect of the CDA Project; and

•	a conditional assignment of CDA’s rights under certain contracts, including the CDA EPC Contract and CDA’s power purchase agreements.

The consummation of the spin-off may have constituted a change of control under CDA’s project finance facility. However, in October 2014, the syndicate of lenders consented to the spin-off and, in connection therewith, CDA amended the credit facility to delete all references to, and obligations of, IC and to replace such references to, and obligations of, IC with references to, and obligations of, IC Power. Additionally, the syndicate of lenders also approved the replacement of IC’s guarantee under the credit facility with a guarantee from IC Power, such that IC was released from its obligations and all obligations thereunder were assumed by IC Power. As of December 31, 2014, the aggregate principal amount outstanding under this facility was $462 million ($444 million net of transaction costs).

Samay I Syndicated Secured Loan Agreement

In December 2014, Samay I entered into a $311 million, seven-year syndicated secured loan agreement with a syndicate including The Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC Bank to build an open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600 MW. The loan bears an interest rate of LIBOR plus 2.125%. As of December 31, 2014, the aggregate principal amount outstanding under this facility was $153 million ($145 million net of transaction costs).

Kallpa Leases

In March 2006, Kallpa entered into capital lease agreements with Citibank del Peru S.A., Citileasing S.A. and Banco de Crédito del Peru under which the lessors provided financing for the construction of the Kallpa I facility in an aggregate amount of $56 million. Under these lease agreements, Kallpa will make monthly payments to the lessors through the expiration of these leases in March 2016. Upon expiration of these leases, Kallpa has an option to purchase the property related to Kallpa I for a nominal cost. These leases are secured by substantially all of the assets of Kallpa, including Kallpa’s revenues under its PPAs.

In December 2007, Kallpa entered into a capital lease agreement with Banco de Crédito del Peru under which the lessor provided $82 million for the construction of the Kallpa II turbine. Under this lease agreement, Kallpa will make aggregate monthly payments to the lessors through the expiration of this lease in December 2017. Upon expiration of this lease, Kallpa has an option to purchase the property related to Kallpa II for a nominal cost. This lease is secured by substantially all of the assets of Kallpa, including Kallpa’s revenues under its PPAs.

In October 2008, Kallpa entered into a capital lease agreement with Scotiabank Peru under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $88 million. Under this lease agreement, Kallpa will make monthly payments to the lessors through the expiration of this lease in July 2018. Upon expiration of this lease, Kallpa has an option to purchase the property related to Kallpa III for a nominal cost. This lease is secured by substantially all of the assets of Kallpa, including Kallpa’s revenues under its PPAs.

In April 2014, Kallpa entered into a capital lease agreement with Banco de Credito del Peru under which the lessor provided financing for the acquisition of Las Flores from Duke Energy in an aggregate amount of approximately $107 million. Under this lease agreement, Kallpa will make quarterly payments to the lessors through the expiration of this lease in October 2023.

Kallpa Bonds

In November 2009, Kallpa issued $172 million aggregate principal amount of its 8.50% Bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. Kallpa received proceeds of these bonds in the aggregate amount of $19 million, $36 million and $117 million in 2009, 2010 and 2011, respectively. The proceeds of these bonds were used for capital expenditures related to Kallpa’s conversion of its open-cycle turbines to a combined-cycle plant. Interest on these bonds is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2013 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs.

Kallpa Syndicated Loan

In November 2009, Kallpa entered into a secured credit agreement with The Bank of Nova Scotia and Banco de Crédito del Peru in the aggregate amount of $105 million to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant and substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs. The loans under this credit agreement bear interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in February 2013 through maturity in October 2019.

IC Power Israel Mezzanine Financing Agreement

In June 2014, IC Power, through its subsidiary ICPI, entered into a mezzanine financing agreement for NIS 350 million (approximately $93 million as of December 31, 2014) to settle capital notes owed to IC. The agreement was entered into with Mivtachim Social Insurance and Makefet Fund Pension and Mivtachim Insurance Ltd. The loan is guaranteed with all of OPC’s assets and is composed of three facilities: Facility A for NIS 150 million (approximately $40 million as of December 31, 2014), Facility B for NIS 200 million (approximately $53 million as of December 31, 2014), and Facility C (only to cover shortfall amounts) for NIS 350 million. All facilities are CPI-linked.

The principal of Facility A will accrue interest at a rate of (i) 4.85% per year until five business days after the third anniversary of the completion of OPC’s construction and (ii) 7.75% per year thereafter until March 31, 2017. Facility A’s principal together with interest and any linkage differentials thereon will be repaid in full in one instalment on the earlier of: (i) five business days following the issuance of OPC’s financial statements for the fiscal year 2016; and (ii) March 31, 2017.

The principal of Facility B Loan will bear interest at a rate of 7.75% per year and accrue annually. Principal and any linkage differentials thereon shall be paid in consecutive equal annual instalments until March 31, 2029, commencing on the earlier of: (i) the final maturity date of Facility A and (ii) the first anniversary after the end of OPC’s lock-up period.

COBEE Bonds

COBEE II Bonds. In October 2008, COBEE issued and sold $20 million aggregate principal amount of its 9.40% Notes due 2015. COBEE used the proceeds of this offering to refinance existing debt and for capital expenditures. Interest on these bonds is payable semi-annually. Principal on these notes is payable in three equal annual installments commencing in September 2013. As of December 31, 2014, the outstanding amount of these notes was approximately $7 million.

COBEE III Bonds. In February 2010, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $40 million in multiple series. In March 2010, COBEE issued and sold three series of notes in the aggregate principal amount of $14 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $17 million. COBEE will amortize the premium of these notes over the respective terms of these notes, reducing the interest expense related to these notes. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 5.00% per annum through maturity in February 2014. Principal on these notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $4 million, pay interest semi-annually at the rate of 6.50% per annum through maturity in February 2017. Principal on these notes will be paid in two equal annual installments commencing in February 2016. The Series C Notes, in the principal amount of Bs.44.2 million ($6 million), pay interest semi-annually at the rate of 9.00% per annum through maturity in January 2020. Principal on these notes will be paid in four equal annual installments commencing in February 2017.

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $11 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $13 million. IC Power will amortize the premium of these notes over the respective terms of these notes, reducing the interest expense related to these notes. The first series of these notes, in the aggregate principal amount of $5 million pays interest semi-annually at the rate of 6.75% per annum through maturity in April 2017. Principal on these notes is payable at maturity. The second series of these notes, in the aggregate principal amount of Bs.43 million ($6 million), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. As of December 31, 2014, the outstanding amount of these notes was approximately $23 million.

COBEE IV Bonds. In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $60 million in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $19 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $21 million. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. The Series B Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 7.0% per annum through maturity in January 2020. The Series C Notes, in the aggregate principal amount of BS. 84 million pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $20 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $22 million. The first series of these notes, in the aggregate principal amount of $5 million pay interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs.105 million ($15 million), pay interest semi-annually at the rate of 7.80% per annum through maturity in October 2024. As of December 31, 2014, the outstanding amount of these notes is approximately $42 million.

CEPP Bonds

In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $25 million in multiple series. In 2011 and 2010, CEPP issued and sold $20 million and $5 million of its 7.75% Bonds due 2013. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds is payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued and sold $25 million of its 6.00% bonds due in December 2018. Part of these funds were used to prepay $15 million of its 7.75% Bonds outstanding due in May 2014.

Central Cardones

In connection with IC Power’s acquisition of Central Cardones in December 2011, IC Power consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $37 million and $21 million, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 20 semi-annual installments through maturity in August 2021. Loans under the second tranche bear interest at the rate of LIBOR plus 2.75% per annum, interest is payable semi-annually, and the loan matures in February 2017.

Colmito

In January 2014, Colmito entered into a 12,579 million Chilean pesos (approximately $23 million) 14-year credit agreement with Banco Bice. The loan under this facility bears interest at a rate of 7.9% Chilean pesos per annum and is paid semi-annually through maturity in December 2028. In February 2014, Colmito entered into a cross-currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars.

JPPC

In September 2012, JPPC entered into a 5-year $20.5 million syndicated loan agreement with RBC Royal Bank (Trinidad and Tobago) Limited, RBC Royal Bank (Jamaica) Limited and RBC Merchant Bank (Caribbean) Limited. The loan under this facility bears interest at a rate of LIBOR + 5.5% per annum and is payable in quarterly installments. JPPC entered into an interest rate swap contract to fix its interest at a rate of 6.46% per annum.

ICPNH

In October 2007, Amayo I entered into a 15-year $71.25 million loan agreement with Banco Centroamericano de Integracion Economica, or CABEI. The term loan is secured by a first degree mortgage over all of the improvements executed on Amayo I’s project site, cessation of all of the project contracts, and the creation and maintenance of a reserve account for $2.4 million, to be controlled by CABEI. The loans under this facility bear interest at a rate of 8.45% or LIBOR + 4.00% per annum and are payable in quarterly installments.

In November 2010, Amayo II entered into a 15-year $45 million syndicated loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. and CABEI. The syndicated loan is secured by a first and second lien mortgage agreement, a first and second lien industrial pledge agreement, and a first and second lien contract pledge agreement. The loans under this facility bears interest at a rate of 10.76%, 8.53%, or LIBOR + 5.75% per annum and are payable in quarterly installments.

In November 2013, Tipitapa Power entered into a 5-year $7.2 million loan agreement with Banco de America Central, or BAC. The term loan is secured by a commercial lien, industrial lien and a mortgage on the barge Margarita II. The loan under this facility bears interest at a rate of 8.35% and is payable in quarterly installments.

In December 2013, Corinto entered into a 5-year $14.5 million loan agreement with BAC. The term loan is secured by a commercial lien and a mortgage on the property. The loan under this facility bears interest at a rate of 8.35% and is payable in quarterly installments.

Short-Term Loans

IC Power’s consolidated short term debt was $58 million as of December 31, 2014.

Kallpa, CEPP, COBEE and Puerto Quetzal have entered into lines of credit with financial institutions in Peru, the Dominican Republic, Bolivia and Guatemala, respectively, pursuant to which they are permitted to borrow up to $60 million, $37 million, $13 million and $25 million, respectively, expiring between 2015 and 2019, as applicable. Each of these lines of credit are used to finance their operating activities.

Qoros’ Liquidity and Capital Resources

Qoros’ cash and cash equivalents decreased 12% to RMB752 million as of December 31, 2014, compared to approximately RMB858 million in cash and cash equivalents as of December 31, 2013.

Qoros’ cash and cash equivalents decreased 14% to RMB858 million as of December 31, 2013, compared to approximately RMB1 billion in cash and cash equivalents as of December 31, 2012.

We have a 50% equity interest in Qoros and, as a result, we account for Qoros’ results of operations pursuant to the equity method, reflect our proportional share in Qoros’ net income (loss) in our statement of income share in losses of associated companies, net of tax, do not reflect Qoros’ cash and cash equivalents in our consolidated statement of financial position, and we do not exercise control over Qoros’ cash and cash equivalents.

Qoros’ principal sources of liquidity are cash inflows received from financing activities, including loans under its RMB3 billion syndicated credit facility, its RMB1.2 billion syndicated credit facility and other short-term and working capital credit facilities, as well as inflows received in connection with the capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans).

Qoros will continue to need to raise significant additional debt financing, and obtain additional shareholder financing, to meet its operating expenses, financing expenses, capital expenditures and liquidity requirements to continue its commercial operations. Qoros’ business plan contemplates debt financing of approximately RMB9 billion. Qoros has secured a portion of its expected third-party long-term debt financing needs via (i) a RMB3 billion syndicated credit facility (secured by certain of Qoros’ fixed assets and certain guarantees provided by Chery) and (ii) a RMB1.2 billion syndicated credit facility, the proceeds of which are to be used for the research and development of C-platform derivative models (secured by a pledge over a portion of Kenon’s and Wuhu Chery’s equity interests in Qoros, including dividends therefrom). As of December 31, 2014, Qoros had drawn loans of approximately RMB2.9 billion and RMB1.1 billion under its two long-term facilities, and had also drawn loans under its working capital and short-term credit facilities. Accordingly, there is limited capacity for additional borrowing under existing credit facilities. Qoros is negotiating a new RMB1.2 billion facility, but this facility has not yet been obtained. Qoros’ ability to obtain the required financing will depend on a number of factors, including its sales performance.

In September 2014, IC approved an outline to provide Qoros with funding of RMB750 million and, in connection therewith, provided a shareholder loan of RMB350 million in December 2014. Kenon provided to Qoros a RMB400 million in February 2015, using cash on hand and a $45 million drawdown under its credit facility with IC. Chery also provided a RMB350 million shareholder loan in December 2014 and Chery has also agreed to provide a RMB400 million shareholder loan to Qoros in connection with the release of its guarantee of up to RMB1.5 billion (approximately $241 million) in respect of Qoros’ RMB3 billion syndicated credit facility. In the event that Chery provides such shareholder loan to Qoros and Chery’s guarantee is not subsequently released, Kenon has agreed to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities.

Qoros commenced commercial operations at the end of 2013. Qoros sold approximately 7,000 cars in 2014 and incurred a net loss of RMB2.1 billion, as revenues were less than costs of sales. As a result, Qoros is dependent upon external financing, including shareholder funding, to meet its operating expenses, financing expenses, and capital expenditures and Qoros will remain dependent on such financing sources until it experiences a significant increase in sales, and there is no assurance that Qoros will experience such an increase in sales. As the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success, Qoros revised its business plan during the third quarter of 2014. As Qoros continues to pursue its commercial growth strategy, Qoros will need to secure significant additional third-party debt financing to fund its business plan and support its operational expansion and development, and, until it achieves a significant increase in sales, to meet operational expenses, financing expenses and capital expenditures. Qoros may be unable to secure such third-party debt financing, particularly if it does not experience a significant increase in sales.

As of December 31, 2014, Qoros had current liabilities of RMB6.2 billion, including RMB1.6 billion (approximately $257 million) of shareholder loans, and current assets of RMB2.1 billion, including cash and cash equivalents of RMB752 million. Qoros has short term and working capital credit facilities, but amounts available under such facilities are limited, and availability of such funds is subject to lender approval. Accordingly, Qoros is dependent upon external financing (to the extent available), shareholder funding, and other sources of revenue (e.g., revenues derived from the platform sharing agreement it recently entered into with Chery) to meet its liquidity requirements, including its operating expenses, debt service payments and capital expenditures. If Qoros is not able to obtain required financing, it would be unable to meet its operating expenses or service its debt. If so, Qoros may be unable to continue operations and we may not recoup any of the investments that we (or IC) have made in Qoros.

We expect that a significant portion of our liquidity and capital resources will be used to support the development of Qoros. We also intend to adhere to our capital allocation principles which, as set forth above, seek to limit cross-allocation of funds and capital contributions to our businesses, via debt or equity financings or the provisions of guarantees. However, the cash resources currently on Kenon’s balance sheet (approximately $9 million as of the date of this annual report), together with the $155 million available under our $200 million credit facility from IC, may not be sufficient to fund additional investments that we deem appropriate in Qoros or other businesses. Alternatively, Kenon may choose not to provide such financing, which may adversely impact Qoros’ ability to obtain financing from Chery or other third parties, in which case Qoros may be unable to meet its operating expenses and Kenon may not recoup its investment in Qoros. Furthermore, in connection with the release of IC’s outstanding back-to-back guarantee in respect of certain of Qoros’ debt, and Kenon’s related reimbursement obligations of up to RMB888 million to IC, Kenon has given an undertaking to restore equality in respect of Chery’s RMB1.5 billion (approximately $241 million) guarantee, which may result in Kenon providing additional capital to, or in respect of, Qoros. Such capital would be in addition to Kenon’s current investment plans with respect to Qoros, which Kenon expects to use a significant portion of its liquidity and capital resources to fund. As a result, this undertaking may require Kenon to seek additional liquidity, including seeking funding from its other businesses. For a description of our capital allocation principles, see “Item 4B. Business Overview.”

For information on the risks related to Qoros’ liquidity, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros commenced commercial sales at the end of 2013 and will therefore depend on external debt financing and guarantees or commitments from its shareholders to finance its operations.”

As a result of Qoros’ adoption of its new business plan in September 2014, impairment tests of Qoros’ operating assets were performed as of September 30, 2014 and as of December 31, 2014. For further information on Qoros’ impairment tests, including its key assumptions, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Significant Estimates – Impairment Analysis – Impairment Test of Qoros.”

Qoros’ consolidated financial statements have been prepared on a going concern basis, based upon certain assumptions, including the availability of liquidity and funding for Qoros and Qoros is of the opinion that the assumptions which are included in the cash flow forecast are reasonable. For further information, see Note 2(b) to Qoros’ consolidated financial statements, included in this annual report.

Material Indebtedness

RMB3 Billion Syndicated Credit Facility

On July 23, 2012, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw down loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB3 billion. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loans bear interest at LIBOR + 4.8% per annum. Outstanding loans are repayable within ten years from July 27, 2012, the first draw down date. The first scheduled repayment date is July 27, 2015 (or 36 months after the first draw down date), with subsequent repayment dates occurring every six months after the preceding repayment date.

Qoros’ RMB/USD dual currency fixed rate credit facility is secured by Qoros’ manufacturing facility, the land use right for the premises on which such manufacturing facility is located, and its equipment, and properties, and several guarantees, including a joint, but not several, guarantee from each of Chery and Changshu Port. Loans under this facility are severally guaranteed by (i) Changshu Port for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion (approximately $241 million), plus related interest and fees and (ii) Chery for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion (approximately $241 million), plus related interest and fees. Until February 2015, when Kenon provided to Qoros a RMB400 million shareholder loan to Qoros, IC had provided Chery with a back-to-back guarantee of 50% of Chery’s obligations under Chery’s guarantee. Additionally, until December 2014, when each of Chery and IC provided a RMB350 million shareholder loan to Qoros, Chery had also provided a back-to-back guarantee of 100% of the Changshu Ports’ obligations under the Changshu Port’s guarantee of Qoros’ loans and IC had provided Chery with a back-to-back guarantee of 50% of Chery’s obligations under Chery’s back-to-back guarantee of the Changshu Port’s guarantee. Chery has agreed to provide a RMB400 million shareholder loan to Qoros in connection with the release of its outstanding RMB1.5 billion (approximately $241 million) guarantee in respect of Qoros’ RMB3 billion syndicated credit facility. In the event that Chery provides such shareholder loan to Qoros and Chery’s guarantee is not subsequently released, Kenon has agreed to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities.

Qoros’ syndicated credit facility contains financial, affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions. Although Qoros’ debt-to-asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of the syndicated credit facility, in 2014 the syndicated consortium recognized Qoros’ ongoing transition to commercial sales and operations and waived Qoros’ compliance with the financial covenants under this facility through the first half of the 2017 fiscal year. As a result, Qoros will not be required to comply with these financial covenants until July 2017 (or later, if additional waivers are granted). The waiver also provides that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group for its consideration. Should Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratio in any period after June 30, 2017, and Qoros’ syndicated lenders do not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ syndicated credit facility.

For further information on the risks related to Qoros’ indebtedness, see “Item 3D. Risk Factors — Risks Related to Our Interest in Qoros — Qoros is significantly leveraged.”

As of December 31, 2014, the aggregate amount outstanding on this loan was approximately RMB2.9 billion, at an interest rate of 6.15%.

RMB1.2 Billion Syndicated Credit Facility

In July 2014, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB1.2 billion for the research and development of C-platform derivative models . The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time + 10.0% and the USD loans bear interest at LIBOR + 5.0% per annum. Outstanding loans are repayable within ten years from August 19, 2014, the first draw down date. The first scheduled repayment date is August 19, 2017, (or 36 months after the first draw down date), with subsequent repayment dates occurring every six months after the preceding repayment date.

Up to 50% of the indebtedness incurred under this facility is secured by Quantum’s pledge of a portion of its equity interests in Qoros, including dividends deriving therefrom. Wuhu Chery has also pledged a portion of its equity interest in Qoros, including dividends derived therefrom, to secure up to 50% of the indebtedness incurred under this facility. The pledge agreement under which Quantum has pledged its equity interest in Qoros includes provisions setting forth, among other things, (i) minimum ratios relating to the value of Quantum’s pledged securities, (ii) Quantum’s ability to replace the pledge of its equity interest in Qoros with a pledge of cash collateral or to pledge cash collateral instead of pledging additional shares, representing up to 100% of Quantum’s equity interest in Qoros, and (iii) the events (e.g., Qoros’ default under the syndicated facility) that entitle the Chinese bank to enforce its lien on Quantum’s equity interest.

The syndicated loan agreement includes customary covenants (including financial covenants), and events of default and early payment for violation provisions.

For further information on the risks related to Qoros’ indebtedness, see “Item 3D. Risk Factors — Risks Related to Our Interest in Qoros — Qoros is significantly leveraged.”

As of December 31, 2014, the aggregate amount outstanding on this loan was approximately RMB1.1 billion, at an interest rate of 6.77%.

Working Capital Loan

Qoros is party to various short-term and working capital facilities including an unsecured, unguaranteed working capital loan with Bank of China, a Chinese commercial bank. Loans drawn down under the facility are subject to lender approval, can be drawn for one- or three-year repayment periods from April 24, 2013 (the first draw down date), and accrue interest at the 1- or 3- year interest rate, as applicable, as quoted by the People’s Bank of China, from time to time and adjusted annually. Once drawn and repaid, loans may not be redrawn. As of December 31, 2014, no additional drawdowns were permitted under this facility.

Currently, the maximum drawdown amount under the facility is RMB200 million.

The working capital facility contains financial, affirmative and negative covenants. Although Qoros’ debt-to-asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of the working capital loan, in 2014, the commercial bank under the loan arrangement recognized Qoros’ ongoing transition to commercial sales and operations and waived Qoros’ compliance with the financial covenants under the loan arrangement through the first half of the 2017 fiscal year. As a result, Qoros will not be required to comply with these financial covenants until July 2017 (or later, if additional waivers are granted). The waiver also provides that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the commercial bank for its consideration. Should Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratio in any period after June 30, 2017, and the arrangement and the commercial bank does not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, the commercial bank could accelerate the repayment of borrowings under Qoros’ working capital loan.

The aggregate amount outstanding under this facility on December 31, 2014 was RMB80 million of three-year loans, bearing interest at a rate of 6.15% per annum.

ZIM’s Liquidity and Capital Resources

As of December 31, 2014, ZIM had an aggregate amount of $230 million in cash and cash equivalents, as compared to $123 million of cash and cash equivalents as of December 31, 2013.

During the year ended December 31, 2014, ZIM generated $121 million from operating activities, used $92 million in investing activities and generated $82 million from financing activities.

ZIM has a large amount of debt and other liabilities. On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion, and revising its minimum liquidity, fixed charge coverage ratio, and total leverage ratio covenants. As of December 31, 2014, ZIM had approximately $1,616 million of outstanding loans and liabilities to be repaid between 2015 through 2026, of which $116 million constituted short-term debt.

In connection with the completion of ZIM’s restructuring, IC undertook to provide a credit line to ZIM in the amount of $50 million, at commercial terms and conditions for a period of two years from the date of the completion of the restructuring, or the Period, against the debts of ZIM’s customers with a coverage ratio of 2:1.

IC has the right to terminate its credit line obligation nine months after the date of the completion of the restructuring (i.e., April 15, 2015) if ZIM has not met certain conditions set forth in the agreement. As of the date of this annual report, ZIM’s management believes that it will not be in a position to fulfill such conditions by April 15, 2015, so as to maintain IC’s two-year commitment. As a result, IC may terminate its credit line to ZIM on April 15, 2015. Although ZIM is currently negotiating the provision of an alternative facility from a third-party lender, it does not expect such facility to be in place by April 15, 2015. However, ZIM’s management believes that the alternative facility will be concluded by September 30, 2015. Therefore, ZIM’s Tranche A agreements were amended (after the balance sheet date) to allow ZIM to arrange the alternative credit facility for the Period by September 30, 2015, instead of April 15, 2015. For further information on ZIM’s facility with IC, as well as ZIM’s financing agreements after the completion of its restructuring, see Note 10C.a.1. to our combined carve-out financial statements included in this annual report.

ZIM expects to finance its debt obligations and other liabilities through expected cash flow generation from operating activities, in addition to cash on hand. ZIM may also obtain funds from additional sources including debt issuance and/or other financing transactions and/or sale of assets and/or fund raising activities, including initial public offerings or listings and/or re-finance its debt obligations by engaging potential new lenders and existing lenders in order to exchange existing maturities to debt vehicles with longer maturities.

In addition to completing its financial restructuring, ZIM is continuing to revise its operational costs and is striving to implement additional cost reduction practices in order to position itself as a more efficient and profitable carrier and to increase its liquidity. ZIM is continuing to implement “ZIMpact”, its comprehensive strategy that is designed to improve ZIM’s commercial and operational processes, and aims to reduce ZIM’s operational expenses and improve ZIM’s profitability. Since 2010, and its implementation of ZIMpact, ZIM has improved its cost structure and reduced the differential between its profitability level and the industry’s average profitability level (as ZIM’s profits were lower than the industry average in previous years in terms of EBITDA). However, there is no assurance as to the extent of the effectiveness such activities or when, if at all, the results of such activities will be reflected in ZIM’s liquidity and capital resources. For further information on the risks related to ZIM’s liquidity, notwithstanding ZIM’s recent restructuring, see “Item 3D. Risk Factors – Risks Related to Our Business – Risks Related to Our Other Businesses – ZIM’s business plan may not be effective in returning ZIM to profitability” and “Item 3D. Risk Factors – Risks Related to Our Business – Risks Related to Our Other Businesses – As ZIM operates in the capital-intensive and cyclical marine shipping industry, ZIM may continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency in the future, despite the restructuring of its financial obligations and the reduction of its indebtedness and liabilities.”

Other Businesses’ Liquidity and Capital Resources

Our “other” segment comprises holding company general and administrative expenses, and the results of Primus and our associates. For information on Kenon’s liquidity and capital resources, see “– Kenon’s Liquidity and Capital Resources.” For information on Qoros’ liquidity and capital resources, see “– Qoros’ Liquidity and Capital Resources.”

Primus

As of December 31, 2014, Primus had cash and cash equivalents of approximately $1 million.

As a development stage company, Primus will require significant additional capital and depends upon cash inflows received from financing activities, generally in the form of equity investments previously made by IC, to conduct its operations and further its development. Primus’ principal liquidity requirements relate to its operating expenses and investments in various development projects. A lack, or delay, of financing could delay, or prevent completely, Primus’ research and commercial development or result in its immediate liquidation or dissolution. Pursuant to an investment agreement entered into with Primus in October 2014, we may lend Primus up to $25 million via a series of convertible notes through December 31, 2015. As of December 31, 2014, Primus has issued to IC Green an aggregate principal amount of $3.5 million under the terms of the investment agreement. The amounts, and timing, of any additional convertible notes issued by Primus to IC Green under the terms of the investment agreement shall be determined exclusively by IC Green. There is no guarantee that Primus will be able to raise capital from third party financing sources, including from shareholders other than Kenon. Additionally, should Primus raise capital via equity issuances in the future, without Kenon’s participation in such financing, we would experience a dilution in our existing ownership interest.

HelioFocus

As of December 31, 2014, HelioFocus had cash and cash equivalents of approximately $3 million.

As a development stage company that has not yet commenced commercial operation, HelioFocus depends upon cash inflows received from financing activities, generally in the form of equity investments previously made by IC and other of

HelioFocus’ shareholders, to conduct its operations and further its development. HelioFocus’ principal liquidity requirements relate to investments in various construction and development projects, which will require significant additional capital. In December 2014, IC Green contributed an additional $3 million to HelioFocus’ equity capital.

A lack, or delay, of additional financing could delay, or prevent completely, HelioFocus’ research and commercial development or result in an immediate liquidation or dissolution. In particular, HelioFocus requires additional financing to conduct its expected operations through 2015 and there is no guarantee that HelioFocus will be able to raise capital from third party financing sources, including from shareholders other than Kenon (in which case Kenon would experience a dilution in its existing ownership interest), or from Kenon, during this timeframe. HelioFocus’ board of directors has decided to reduce HelioFocus’ activities and maintain only a minimum number of personnel. This decision was made in response to HelioFocus’ expectation of insufficient financing during the 2015 fiscal year. HelioFocus has also determined that its operations and personnel will remain at such levels until new investors have been retained, and if HelioFocus is unable to find new investors, it may cease to conduct business. As a result of the HelioFocus board decision, Kenon recorded an impairment charge in the amount of approximately $13 million in the year ended December 31, 2014 in respect of HelioFocus’ assets.

Material Indebtedness

Neither Primus nor HelioFocus have material indebtedness, other than related party indebtedness. For information on the indebtedness owed us by IC Green and its businesses, see “Kenon’s Liquidity and Capital Resources – Debt Owed to Kenon from Subsidiaries.”

Tower

The following data is derived from Tower’s U.S. GAAP financial statements. As of December 31, 2014, Tower had an aggregate amount of $187 million in cash, cash equivalents and interest bearing deposits, as compared to $123 million and $133 million of cash, cash equivalents and interest bearing deposits as of December 31, 2013 and 2012, respectively. The cash, cash equivalent and interest bearing deposit figures as of December 31, 2013 and 2012 each includes $10 million of designated deposits.

The increase in Tower’s cash balance during the year was primarily attributed to:

•	$125.3 million cash generated from operating activities, including interest payments of $34 million (or $159 million of cash generated, excluding these $34 million interest payments) and excluding Japanese employee retirement related payments;

•	investments of $99 million in fixed assets, net;

•	$58 million of cash in TPSCo associated with its establishment; repayment of $51 million of debt;

•	proceeds from exercise of options and bonds issuance of $20 million;

•	and a receipt of an $86 million loan from JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, two Japanese banks, that was used to repay the bridge loan previously received from Panasonic.

In addition, funds received from Nishiwaki assets sale, net of Japanese employee retirement related payments, amounted to $13 million.

Tower has debt and other liabilities, primarily due in 2015 and 2016. As of December 31, 2014, Tower had approximately $194 million of outstanding secured bank loans to be repaid in quarterly installments between March 2015 through June 2019. In October 2014, Tower re-financed its existing bank debt, replacing a portion of its previous loans with a $111 million term loan maturing by October 2018. The repayment schedule of the $111 million term loan consists of $10 million principal payment during 2015, $14 million during 2016, $56 million during 2017 and approximately $21 million during 2018. The term loan agreement also contains a mechanism for the prepayment of principal based on excess cash flow Tower may generate.

Additionally, as of December 31, 2014, Tower had approximately $312 million of unsecured outstanding debentures to be repaid between June 2015 and December 2018. As of March 26, 2015, following the redemption and/or conversion of certain debentures’ into ordinary shares of Tower, the principal amount of the total amount of debentures outstanding is approximately $105 million.

In order to finance Tower’s debt obligations and other liabilities, in addition to cash on hand and expected cash flow generation from operating activities, Tower is exploring opportunities and ventures to re-finance its debt obligations by engaging potential new lenders and existing lenders in order to exchange existing maturities to debt vehicles with longer maturities, and/or obtain funds from additional sources including debt issuance and/or other financing transactions and/or sale of assets and/or fund raising activities, as well as exploring additional financing alternatives. For further information on the risks related to Tower’s debt obligations and other liabilities, see “Item 3D. Risk Factors – Risks Related to Our Interest in Tower – Tower has debt and other liabilities, and its business and financial position may be adversely affected if it will not be able to timely fulfill its debt obligations and other liabilities.”

Tower, as an independent specialty foundry semiconductor manufacturer, operates in the semiconductor industry which has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns, including through acquiring additional manufacturing facilities. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sales prices, as well as to underutilization of manufacturing facilities that as a result are unable to cover their fixed costs and other liabilities, potentially leading to such facilities to cease their operations.

The prices that Tower can charge its customers for its services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of Tower’s control. In periods of overcapacity, despite the fact that Tower utilizes niche technologies and manufactures specialty products, it may have to lower the prices it charges its customers for its services which may reduce its margins and weaken its financial condition and results of operations. Tower cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect its revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, underutilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, as experienced several times in the past, may negatively impact consumer and customer demand for Tower’s products, the end products of Tower’s customers and the financial markets, which may affect its ability to raise funds and/or re-structure and/or re-finance our debt. This may harm Tower’s financial results, financial position and business, unless it is able to take appropriate or effective actions in a timely manner in order to serve its debt and other liabilities and cover its fixed costs.

Tower is exploring various activities and ways to promote and fund its growth plans and the ramp-up of its business, technological capabilities and manufacturing capacity and capabilities, increase its utilization rates, efficiently manage the operations of the fabs, achieve and maintain high utilization rates in all of its manufacturing facilities, and fulfill its debt obligations and other liabilities. However, there is no assurance as to the extent of such activities or when, if at all, such activities will be available to Tower. Such activities may include, among other things, mergers and acquisitions, joint ventures, debt restructuring and/or refinancing, possible financing transactions, sales of assets, intellectual property licensing, possible sale and lease-backs of real estate assets and improving cash flow from operations through operating efficiencies.

For implications on Tower’s operations if it does not generate increased levels of cash from operations and/or does not raise additional funding, see “Item 3D. Risk Factors – Risks Related to Our Other Businesses – Risks Related to our Interest in Tower.”

Quantitative and Qualitative Disclosures about Market Risk

For quantitative and qualitative information on our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

C.	Research and Development, Patents and Licenses, Etc.

Kenon did not have significant research and development expenses during the years ended December 31, 2014, 2013 and 2012.

D.	Trend Information

The following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.” We believe these trends will aid us in our objective to achieve consistent growth and profitability in each of the industries in which our businesses operate. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition. For further information on the recent developments of Kenon and our businesses, see “Item 5. Operating and Financial Review and Prospects – Recent Developments” and “Information Regarding Tower.”

IC Power

IC Power operates electricity generation assets in Peru, the Dominican Republic, Bolivia, El Salvador, Chile, Jamaica, Nicaragua, Colombia, Guatemala and Israel, and has investments and pipeline projects in Peru and Panama. IC Power is therefore subject to a wide range of conditions that may result in variability in its earnings and cash flows from year to year. In general, IC Power’s net income is a result of its operating income from its generation businesses, as well as other factors, such as foreign currency exchange rate effects, tax expenses, and income from unconsolidated related companies.

Operating income varies in each of the countries in which IC Power conducts operations due to numerous factors, such as hydrological conditions, the price / kind of fuel used to generate electricity, and the prevailing spot market and regulated prices for electricity. IC Power expects to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic outlooks for each of the countries in which it operates, many of which are emerging markets. In particular, the Dominican Republic, which is characterized by high electricity theft and delayed electricity payments, has forecasted positive economic growth, which may result in a reduction in an increase in international reserves, less volatility in exchange rates, and a direct reduction in IC Power’s accounts receivable.

With respect to its operations, as fuel is a significant cost for most of IC Power’s operating companies, the price of various fuels (e.g., gas, diesel, or heavy oil) has a significant effect on IC Power’s costs, revenues and results of operations. However, as prices in the spot market tend to reflect current fuel prices and, as most of IC Power’s PPAs contain a fuel price adjustment mechanism to reflect increases or decreases in the price of fuel, changes in fuel prices generally do not affect IC Power’s margins or EBITDA. Crude oil prices, for example, fell considerably during the second half of 2014, with prices continuing to decline during the first quarter of 2015. Although the decline in global oil prices is expected to result in a decline in IC Power’s 2015 revenues, such a decline is not expected to have a corresponding effect on IC Power’s EBITDA as a result of the relatively stable margins that are achieved by the fuel price adjustment mechanisms included in many of IC Power’s PPAs.

As IC Power continues to develop its projects by (i) drawing down on its credit facilities with third parties or (ii) securing additional third party to financing to fund its capital expenditures, IC Power may experience an increase in interest costs. Many of the debt agreements of IC Power’s operating companies have floating interest rates (e.g., many of the debt instruments are tied to LIBOR) and a continued increase in interest rates could increase the cost of the capital required to continue to fund IC Power’s development and expansion efforts.

Finally, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and a scarcity of places in which new plants may be located, new development projects in the countries in which IC Power operates – such as CDA, Samay I and Kanan – involve higher development costs than in the past. Should average electricity prices adjust to recognize these increased costs, IC Power’s revenues and the value of its assets in this markets would increase, especially in the case of hydroelectric power plants (such as CDA), of which only a few are in the process of being developed, and which have lower production costs and therefore benefit from greater profitability if prices to end users are increased.

Qoros

Qoros commenced commercial sales at the end of 2013. Qoros launched its first vehicle model, the Qoros 3 Sedan, in December 2013, and launched its second model, the Qoros 3 Hatch, in late June 2014, and its third vehicle, the Qoros 3 City SUV, in mid-December 2014. As a result of the recent launch of these models and the continued development of Qoros’ remaining vehicle models, Qoros expects to continue to incur a significant costs in connection with the launch of these models. For example, Qoros expects to incur significant marketing expenses in the future in order to promote the sales and launch of the Qoros 3 Sedan, the Qoros 3 Hatch, the Qoros 3 City SUV, or any other vehicle model that Qoros launches. Qoros also expects to incur significant expenses if it decides to commence with the second stage construction of its production facilities.

As an early stage car manufacturer, Qoros is incurring significant costs, including costs in connection with the launch of its vehicles as well as operating and debt service costs, but has not achieved significant revenues. In 2014, Qoros incurred a net loss of RMB2.1 billion. As of December 31, 2014, Qoros’ current liabilities, excluding RMB1.6 billion (approximately $257 million) of shareholder loans, were significantly higher than its current assets, and Qoros does not have sufficient cash or amounts available under credit facilities to meet its current liabilities. Accordingly, Qoros is dependent on external financing (to the extent available), shareholder funding, and other sources of revenue (e.g. revenues derived from the platform sharing agreement it recently entered into with Chery) to meet its liquidity requirements, including its operating expenses, debt service payments and capital expenditures. See “Item 5B. Liquidity and Capital Resources – Qoros’ Liquidity and Capital Resources.”

Qoros sold approximately 7,000 cars in 2014. Qoros’ sales in the first two months of 2015 were 1,423 vehicle models. As an early stage car manufacturer, Qoros believes that its sales in the first two months of 2015, and its estimated sales in March 2015, are not necessarily indicative of meaningful trends and that sales figures will continue to fluctuate in the near term.

As of December 31, 2014, 75 dealerships (representing 75 points of sales) were fully operational, 20 additional dealerships (representing 20 points of sales) were under construction, and Qoros had signed 14 Memorandums of Understanding with respect to the development of 14 additional dealerships (representing 14 points of sales). As of the date of this annual report, 78 dealerships (representing 78 points of sales) were fully operational.

Qoros is continuing to focus its efforts on the expansion of its dealer network in key areas in China.

Similar to other early stage car manufacturers, Qoros estimates that it will continue to accumulate operating losses and net losses every quarter, until significant sales of vehicles to agents begins, up to the point when large sale volumes are achieved.

In September 2014, Qoros’ board of directors reviewed a new business plan for the next ten years, and approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. As a result of Qoros’ adoption of its new business plan in September 2014, impairment tests of Qoros’ operating assets were performed as of September 30, 2014 and as of December 31, 2014. Qoros did not record an impairment as a result of either impairment test. For further information, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Significant Estimates – Impairment Analysis – Impairment Test of Qoros.”

Qoros’ board of directors has recently appointed a new General Manager and chairman of the board and Qoros has also made a number of other changes at the executive management level.

Qoros is also seeking to optimize its cost structure, and may undertake cost-cutting measures, including workforce optimizations to align its operations with its business plan.

In March 2015, Qoros entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee.

ZIM

Bunker prices fell considerably during the second half of 2014, with prices continuing to decline during the first quarter of 2015. Industry experts expect this trend to stimulate demand for the transportation of containerized goods and thereby result in an increase in container volume growth, notwithstanding the current oversupply of vessel capacity within the container shipping industry. Lower bunker prices are also expected to result in a decrease in operating costs and an increase in revenues, which is reflected in the forecast earnings upgrades across the liner shipping sector.

        Notwithstanding such forecasts, the decline in bunker prices may not impact shipping margins significantly in the long-term, as the competitive nature of the shipping industry may require liner shippers to pass on any cost savings to their customers in the form of lower freight rates. Freight rates, which are mainly driven by containerized demand and supply balance, have historically been highly volatile. Although they fluctuated significantly, freight rates declined overall in 2013 and 2014.

Finally, sulfur regulations, which became effective in January 2015, will require liner shipping companies to utilize more expensive, low sulfur fuel in their operations, partially offsetting any gains realized as a result of the decline in bunker prices.

E.	Off-Balance Sheet Arrangements

In February 2015, in connection with our recent provision of a RMB400 million shareholder loan to Qoros, Kenon has agreed in the event that Chery provides a RMB400 million shareholder loan to Qoros, and Chery’s guarantee of up to RMB1.5 billion (approximately $241 million) in respect of Qoros’ RMB3 billion syndicated credit facility is not subsequently released, to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This undertaking may involve Kenon guaranteeing Qoros’ debt in the future (e.g., Kenon may assume, or otherwise support, a portion of Chery’s guarantee) or share in the amount of the payment obligations under Chery’s guarantee, among other possibilities. For further information, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Qoros – Provision of RMB400 Million Shareholder Loan.”

Other than with respect to Kenon’s obligations, as set forth above, neither Kenon nor any of its businesses are party to off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

IC Power

The following table sets forth IC Power’s contractual obligations and commercial commitments (including future interest payments) as of December 31, 2014, on a consolidated basis, which reflects the contractual obligations and commercial commitments of Kenon and its consolidated subsidiaries.

	Payments Due by Period
	Total	Less than One Year	One to Two Years	Two to Five Years	More than Five Years
	(in millions of USD)

Credit from banks and others	59	59	—	—	—

Loans from banks and others, and debentures[1]	3,271	251	249	868	1,903

Shareholder loan	—	—	—	—	—

Trade payables	144	144	—	—	—

Other payables and credit balances	90	90	—	—	—

Purchase obligations[2]	2,905	215	545	579	1,566

Operating and maintenance agreements[3]	160	19	45	44	52

Obligations under EPC Contract Retirement[4]	418	381	37	—	—
Cash payments under stock option plan[5]	1	1	—	—	1

Total contractual obligations and commitments	7,048	1,160	876	1,491	3,521

1.	Consists of estimated future payments of principal, interest and premium on loans from banks and others, and debentures, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2014 and assuming that all amortization payments and payments at maturity on loans from banks and others, and debentures will be made on their scheduled payment dates.
2.	Consists of purchase commitments for natural gas and gas transportation pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2014.
3.	Consists of future payments to be made under services contract with Siemens based on its projections of the hours of service of Kallpa’s turbines.
4.	Consists of future payments to be made under EPC Contract, assuming that all progress and completion payments will be made on their scheduled payment dates.
5.	Consists of payments to be made to repurchase shares issued upon the exercise of outstanding options under stock option plan based on its projections regarding its EBITDA for 2014 and assuming that all holders of these options will exercise them prior to the relevant expiration date.

Additionally, IC Power is obligated to make up to $44 million of additional equity contributions to CDA in the event that CDA incurs certain cost overruns. This amount is backed up by a customary letter of credit.

Qoros

The following table sets forth Qoros’ contractual obligations and commercial commitments as of December 31, 2014:

	Payments Due by Period
	Total	Less Than One Year	One to Two Years	Two to Five Years	More than Five Years
	(in millions of RMB)
Loans and borrowings	8,991	3,712	332	1,940	3,007
Trade and other payables	2,833	2,833	—	—	—
Finance lease liabilities	2	1	—	—	—
Total contractual obligations	11,826	6,547	332	1,940	3,007

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Date Appointed	Term Expires
Kenneth Cambie	52	Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee Compensation Committee Member	2014	2015
Laurence N. Charney	67	Chairman of the Audit Committee Compensation Committee Member	2014	2015
Cyril Pierre-Jean Ducau	35	Board Member	2014	2015
N. Scott Fine	57	Audit Committee Member	2014	2015
Aviad Kaufman[1]	44	Board Member	2015	2016
Ron Moskovitz	51	Chairman of the Compensation Committee	2014	2015
Elias Sakellis	37	Nominating and Corporate Governance Committee Member	2014	2015
Vikram Talwar	65	Audit Committee Member Nominating and Corporate Governance Committee Member	2014	2015

1.	Membership on the Kenon board of directors is effective as of April 1, 2015

Our articles of association provide that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Yoav Doppelt	45	Chief Executive Officer
Robert Rosen	42	General Counsel
Tzahi Goshen	39	Interim Chief Financial Officer and VP Finance
Barak Cohen	33	Vice President of Business Development and Investor Relations

Biographies

Directors

Kenneth Cambie. Mr. Cambie is the Chief Financial Officer of Quantum Pacific Shipping Services PTE Ltd. From 2007 to 2013, Mr. Cambie was an Executive Director and the Chief Financial Officer of Orient Overseas Container Liner (“OOCL”). During this time, Mr. Cambie also chaired OOCL’s Finance and Share Committee and was a member of OOCL’s Executive Committee and Compliance Committee. Prior to joining OOCL, Mr. Cambie held various positions at Citibank from 1986 to 2007, including as Director, Transportation, Asia Pacific Corporate Banking in Hong Kong, where Mr. Cambie was responsible for meeting the banking and financing needs of a range of shipping, port, airline and airport companies in the Asia and Pacific regions. Prior to moving to Hong Kong in mid-2001, Mr. Cambie was the corporate banking head for Citibank, New Zealand for seven years and had also spent several years with the bank in Australia in corporate banking and leveraged finance roles. Mr. Cambie served as a market manager at Broadbank from 1985 to 1986 and as an auditor in Touche Ross from 1984 to 1985. Mr. Cambie is a member of the New Zealand Institute of Chartered Accountants and holds a Master of Commerce degree (first class honors) from Auckland University in New Zealand.

Laurence N. Charney. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Pacific Drilling S.A., Marvel Entertainment, Inc., Pure BioFuels, Inc., Mrs. Fields Original Cookies and Iconix Brand Group, Inc. He was appointed to the board of TG Therapeutics, Inc. in April 2012. Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Managing Director of Quantum Pacific Ventures Limited and a member of the board of directors of each of Pacific Drilling S.A., Quantum Pacific Shipping Services Pte. Ltd., Ansonia Holdings B.V. and Jelany Corporation N.V. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine has been an investment banker for over 35 years, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation (“CEDC”), a multi-billion dollar alcohol and beverage company domiciled in Delaware with the majority of its operations in Eastern Europe. Mr. Fine served as a director of CEDC for over a decade, during which time he co-managed its IPO and listing on NASDAQ, and led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. Mr. Fine has been involved in corporate finance for over 30 years and has considerable experience in the medical and medical device sectors, having served as an advisor for companies such as Research Medical, Derma Sciences, and Interleukin Genetics, among many others. Mr. Fine also acts as Chairman and Lead Director of CTD Holdings, Inc., a specialty biopharmaceutical manufacturing and marketing company. Mr. Fine is the sole director of Better Place, Inc., an electric car company, where he was brought in to design, oversee and manage the orderly liquidation of the Delaware holding company of the Better Place group. He is also a director of Operation Respect, an anti-bullying education non-profit organization.

Aviad Kaufman. Mr. Kaufman is the Chief Financial Officer of Quantum Pacific (UK) LLP and is also a board member of IC (TASE: ILCO) and Israel Chemicals Ltd. (NYSE: ICL, TASE: ICL), each of which are members of a group of companies associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2012, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific Advisory Limited. From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. (NYSE:DOX). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a MBA majoring in Finance from Tel Aviv University.

Ron Moskovitz. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP and the Chairman of IC and Pacific Drilling S.A., which is also a member of a group of companies associated with the same ultimate beneficiary, Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited.

From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower and served on Tower’s board of directors from 2007 to September 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Elias Sakellis. Mr. Sakellis is the Managing Director of Quantum Pacific (UK) LLP and a member of the board of directors of Pacific Drilling S.A. From May 2012 until December 2012, Mr. Sakellis served as Managing Director of Quantum Pacific Advisory Limited. Prior to joining Quantum Pacific Advisory Limited, Mr. Sakellis worked at Goldman, Sachs & Co. in London from 2000 to 2012. During his tenure at Goldman, Sachs & Co., he held various positions, including Executive Director of Leveraged Finance & Restructuring in the Investment Banking Division, Executive Director and Business Unit Manager in the Investment Banking Division, and Financial Analyst and Associate in the Equities Division. Prior to joining Goldman, Sachs & Co., Mr. Sakellis gained experience in the banking sector by working as an analyst for Lehman Brothers in London from 1999 to 2000. Mr. Sakellis is a graduate of Imperial College London with a Master of Science in Finance and a Master of Engineering in Mechanical Engineering. He also holds a Master of Business Administration from INSEAD.

Vikram Talwar. In 1999, Mr. Talwar founded EXL Service Holdings, Inc. (“EXL Service”), a leading global Business Process Outsourcing company, in the US. EXL Service was listed on NASDAQ in 2006. Mr. Talwar was the CEO of EXL Service until May 2008 when he was elevated to the position of Executive Chairman of the Board. In April 2011, Mr. Talwar relinquished all his executive responsibilities and became the Non-Executive Chairman of the Board. After having served 13 years on the Board, Mr. Talwar retired in December 2013. Prior to founding Exl Service, Mr. Talwar served as the Chief Executive Officer and Managing Director of Ernst and Young Consulting India from 1998 to 1999. Earlier, Mr. Talwar had served in various senior capacities at Bank of America, including Country Manager in India and other Asian countries from 1970 to 1996. In the past five years, Mr. Talwar has served on the boards of directors of a public company in India and the U.K. and several private companies.

Senior Management

Yoav Doppelt. Yoav Doppelt has served as the Chief Executive Officer of XT Investments Group (formerly known as Ofer Investments Group) since its inception in 2007 and as the Chief Executive Officer of XT Capital (formerly known as Ofer Hi-Tech) since 2001. Mr. Doppelt joined the XT Group (formerly known as Ofer Group) in 1996 and has been with XT Capital (formerly known as Ofer Hi-Tech) since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt has held various finance and managerial positions in the XT Group since joining it. Mr. Doppelt currently serves as a member of the board of directors of a number of public companies, including Lumenis Ltd and TowerJazz Ltd., and was actively involved in numerous investments within the private equity and high-tech arenas.

He has extensive operational and business experience in growth companies and has successfully led several private equity exit transactions. Recently, Mr. Doppelt was actively involved in the public offering of equity and debt instruments in the U.S. Mr. Doppelt holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion—Israel Institute of Technology, Haifa, Israel and an MBA degree from Haifa University, Israel.

Robert Rosen. Prior to joining Kenon as General Counsel, Robert Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank, Tweed, Hadley and McCloy LLP. During his time in private practice, Mr. Rosen was primarily involved in cross-border public and private capital markets offerings and other securities transactions, as well as with the purchase and sale of US and international distressed assets, private equity investments, structured finance transactions and SEC filings and related advice. Mr. Rosen is admitted to the Bar in the state of New York, holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

Tzahi Goshen. Prior to joining Kenon as Interim Chief Financial Officer and VP Finance, Tzahi Goshen served as the Controller of IC since 2008 and as the Controller of Gemini Israel Funds Ltd., a venture capital fund, from 2006 to 2008. Mr. Goshen was responsible for all aspects of IC’s financial reporting as a public company. Mr. Goshen has vast experience in overseeing the corporate financial activities of traded companies, including acquisitions, tax planning, accounting and reporting, and internal auditing. Mr. Goshen holds a bachelor’s degree in accounting from the College of Management and is a certified public accountant in Israel.

Barak Cohen. Prior to joining Kenon as Vice President of Business Development and Investor Relations, Mr. Cohen worked in various capacities at IC since 2008, most recently as IC’s Senior Director of Business Development and Investor Relations. In this capacity, Mr. Cohen supported and monitored the development of key growth companies throughout various stages of their lifecycles, contributed to the development of IC’s corporate investment strategy, evaluated new investment opportunities, assisted in transaction execution. Additionally, Mr. Cohen headed IC’s global investor relations activity. Prior to joining IC, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

B.	Compensation

For the year ended December 31, 2014, the aggregate compensation paid (comprising remuneration and the aggregate fair market value of equity awards granted) to our directors and executive officers was approximately $5.7 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report.

For further information on Kenon’s Share Incentive Plan 2014 and Share Option Plan 2014, see “Item 6E. Share Ownership.”

C.	Board Practices

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. However, notwithstanding our ability to follow the corporate governance practices of our home country Singapore, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies.

Board of Directors

Our articles of association gives our board of directors general powers to manage our business. The board of directors, which consists of seven directors, and of which Kenneth Cambie serves as our Chairman, oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives.

Director Independence

Pursuant to the NYSE’s listing standards, listed companies are required to have a majority of independent directors. Under the NYSE’s listing standards, (i) a director employed by us or that has, or had, certain relationships with us during the last three years, cannot be deemed to be an independent director, and (ii) directors will qualify as independent only if our board of directors affirmatively determines that they have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with either us or IC. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship.

Although we are permitted to follow home country practice in lieu of the requirement to have a board of directors comprised of a majority of independent directors, we have determined that we are in compliance with this requirement and that a majority of our board of directors is independent according to the NYSE’s listing standard. Our board of directors has affirmatively determined that each of Kenneth Cambie, Laurence N. Charney, Cyril Pierre-Jean Ducau, N. Scott Fine, Ron Moskovitz, Elias Sakellis and Vikram Talwar, representing all of our seven directors, are currently “independent directors” as defined under the applicable rules and regulations of the NYSE.

Election and Removal of Directors

See “Item 10B. Memorandum and Articles of Association – Election and Re-election of Directors.”

Director Retirement Age

Under Sections 153(2) and (6) of the Singapore Companies Act, the office of a director of a public company or its subsidiary becomes vacant at the conclusion of the annual general meeting of shareholders first held after such director attains the age of 70 years, and any re-appointment of such director must be approved by our shareholders by ordinary resolution.

Service Contracts

None of our board members have service contracts with us or any of our businesses providing for benefits upon termination of employment.

Indemnifications and Limitations on Liability

For information on the indemnification and limitations on liability of our directors, see “Item 10B. Memorandum and Articles of Association.”

Committees of our Board of Directors

We have established three committees, which report regularly to our board of directors on matters relating to the specific areas of risk the committees oversee: the audit committee, the nominating and corporate governance committee, and the compensation committee. Although we are permitted to follow home country practices with respect to our establishment of audit, nominating and corporate governance and compensation committees, we have determined that we are in compliance with the NYSE’s requirements in these respects.

Audit Committee

We have established an audit committee to review and discuss with management significant financial, legal and regulatory risks and the steps management takes to monitor, control and report such exposures; our audit committee also oversees the periodic enterprise-wide risk evaluations conducted by management. Specifically, our audit committee oversees the process concerning:

•	the quality and integrity of our financial statements and internal controls;

•	the appointment, compensation, retention, qualifications and independence of our independent registered public accounting firm;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements; and

•	related party transactions.

The members of our audit committee, Laurence N. Charney, N. Scott Fine and Vikram Talwar, are independent directors and meet the requirements for financial literacy as defined under the applicable rules and regulations of each of the SEC and the NYSE. Our board of directors has determined that Laurence N. Charney is an audit committee financial expert, as defined under the applicable rules of the SEC, and that each of our audit committee members has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Our audit committee operates under a written charter that satisfies the applicable standards of each of the SEC and the NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees the management of risks associated with board governance, director independence and conflicts of interest. Specifically, our nominating and corporate governance committee is responsible for identifying qualified candidates to become directors, recommending to the board of directors candidates for all directorships, overseeing the annual evaluation of the board of directors and its committees and taking a leadership role in shaping our corporate governance.

Our nominating and corporate governance committee will consider candidates for director who are recommended by its members, by other board members and members of our management, as well as those identified by any third-party search firms retained by it to assist in identifying and evaluating possible candidates. The nominating and corporate governance committee will also consider recommendations for director candidates submitted by our shareholders. The nominating and corporate governance committee will evaluate and recommend to the board of directors qualified candidates for election, re-election or appointment to the board, as applicable.

When evaluating director candidates, the nominating and corporate governance committee seeks to ensure that the board of directors has the requisite skills, experience and expertise and that its members consist of persons with appropriately diverse and independent backgrounds. The nominating and corporate governance committee will consider all aspects of a candidate’s qualifications in the context of our needs, including: personal and professional integrity, ethics and values; experience and expertise as an officer in corporate management; experience in the industry of any of our portfolio businesses and international business and familiarity with our operations; experience as a board member of another publicly traded company; practical and mature business judgment; the extent to which a candidate would fill a present need on the board of directors; and the other ongoing commitments and obligations of the candidate. However, the nominating and corporate governance committee does not have any minimum criteria for director candidates. Consideration of new director candidates will typically involve a series of internal discussions, review of information concerning candidates and interviews with selected candidates.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a nominating and corporate governance committee comprised entirely of independent directors. Nonetheless, we have determined that we are in compliance with this requirement and that the members of our nominating and corporate governance committee, Kenneth Cambie, Elias Sakellis and Vikram Talwar, are independent directors as defined under the applicable rules and regulations of the NYSE. Our nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the NYSE.

Compensation Committee

Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The compensation committee is responsible for, among other things:

•	reviewing and determining the compensation package for our Chief Executive Officer and other senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our non-employee directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior executive, including evaluating their performance in light of such goals and objectives; and

•	reviewing periodically and approving and administering stock options plans, long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans for all employees, including reviewing and approving the granting of options and other incentive awards.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a compensation committee comprised entirely of independent directors. Nonetheless, we have determined that we are in compliance with this requirement and that the members of our compensation committee, Kenneth Cambie, Laurence N. Charney and Ron Moskovitz, are independent directors as defined under the applicable rules and regulations of the NYSE. Our compensation committee operates under a written charter that satisfies the applicable standards of the NYSE.

Code of Ethics and Ethical Guidelines

Our board of directors has adopted a code of ethics that describes our commitment to, and requirements in connection with, ethical issues relevant to business practices and personal conduct.

D.	Employees

As of December 31, 2014, we, and our consolidated businesses, employed 1,379 individuals as follows:

Company	Number of Employees
IC Power	1,326
Other	53

IC Power

As of December 31, 2014, IC Power employed approximately 1,326 employees, of which 95% and 5% were located within Latin America and Israel, respectively.

Qoros

As of December 31, 2014, Qoros employed 2,458 employees, consisting of 837 headquarter and 1,621 factory employees within and outside China.

ZIM

As of December 31, 2014, ZIM employed approximately 4,315 employees (including employees of its subsidiaries), according to the following distribution:

•	Seamen – Approximately 218 Israeli officers and approximately 309 “rankings” and foreign officers; and

•	Coast workers – Approximately 3,788 employees, 833 of which are Israeli and 2,955 of which are foreign.

A significant number of ZIM’s Israeli employees are unionized and ZIM is party to numerous collective agreements with respect to its employees. For further information on the risks related to ZIM’s unionized employees, see “Item 3D. Risk Factors – Risks Related to the Industries in Which Our Businesses Operate – Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.”

Tower

As of December 31, 2014, Tower employed 3,911 employees, including 1,291 employees located in Israel, 1,849 employees located in Japan, 760 employees located in the United States, 6 employees located in South Korea, 4 employees located in China and 1 employee located in Taiwan.

Other

As of December 31, 2014, Primus employed 45 employees within the U.S.

E.	Share Ownership

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, as well as to officers of IC, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to certain members of its management under the Share Incentive Plan 2014 in 2014 and vested in January 2015 upon the satisfaction of certain conditions, which included the recipient’s continued employment in a specified capacity and Kenon’s listing on the NYSE and the TASE. The aggregate number of shares granted was based upon the aggregate fair market value of the Kenon shares underlying the award granted, as determined in the award documents, divided by the average closing price of Kenon’s shares over their first three trading days. The aggregate fair value of the shares granted was $5,443,794.

For further information on the compensation of our directors and executive officers, see “Item 6B. Compensation” and for further information on our shareholders and related party transactions policy, see “Item 7. Major Shareholders and Related Party Transactions.”

Equity Awards to Certain Executive Officers – Subsidiaries and Associated Companies

Kenon is a party to consulting agreements for executives of some of its subsidiaries and associated companies, which provide for cash payments or equity compensation based on equity of the relevant business or associated company. Additionally, Kenon’s subsidiaries and associated companies may, from time to time, adopt equity compensation arrangements for officers and directors of the relevant entity. Kenon expects any such arrangements to be on customary terms and within customary limits (in terms of dilution).

ITEM 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 30, 2015, by each person or entity known to us to beneficially own 5% or more of our ordinary shares, based upon the 53,629,200 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of the date of this annual report. Other than with respect to Kenon’s directors and executive officers, the persons or entities received their ordinary shares in Kenon in connection with the spin-off, as set forth below.

To our knowledge, as of March 30, 2015, we had one shareholder of record in the United States holding approximately 99% of our outstanding ordinary shares. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares (which includes the ordinary shares held by the TASE for trading on the TASE) were held of record by one U.S. nominee company, CEDE & Co, which holds all of our shares traded on the NYSE and the TASE indirectly.

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings B.V.[1]	24,491,492	45.7%
Bank Leumi Le-Israel B.M.	9,679,614	18.0%
XT Investments Ltd.[2]	5,727,128	10.7%
Directors and Executive Officers[3]	—	—

1.	On January 9, 2015, or the Acquisition Date: (i) Millenium, in which Ansonia indirectly owns an 80% equity interest, transferred 20,235,298 of the ordinary shares it received from IC in connection with the spin-off, to Ansonia, (ii) Kirby Enterprises Inc., which is indirectly held by the discretionary trust that is the indirect ultimate owner of Ansonia, transferred 399,378 ordinary shares, representing all of the shares it received from IC in connection with the spin-off, to Ansonia, (iii) Mr. Idan Ofer transferred 2,076,193 ordinary shares, representing all of the shares he received from IC in connection with the spin-off, to Ansonia, and (iv) XT Investments Ltd. agreed to transfer 1,780,623 ordinary shares (the “Ansonia Shares”) to Ansonia. The Ansonia Shares have been placed in escrow, to be released to Ansonia upon satisfaction of a condition, as set forth in the share purchase agreement (the “Ansonia Share Purchase Agreement”). Pursuant to the terms of the Ansonia Share Purchase Agreement, Ansonia has the right to vote the Ansonia Shares while the Ansonia Shares are held in escrow. Although the Ansonia Shares are still in escrow as of the date of this annual report, as a result of Ansonia’s power to direct the voting of the Ansonia Shares, Ansonia is deemed to be a beneficial owner of the Ansonia Shares and the Ansonia Shares are therefore reflected in Ansonia’s ownership interest in the above table. A discretionary trust in which Mr. Idan Ofer is the beneficiary is the indirect ultimate owner of Ansonia.
2.	XT Investments Ltd., or XT Investments, received 668,304 shares from IC in connection with the spin-off. On the Acquisition Date: (i) Millenium transferred 5,058,824 of the ordinary shares it received from IC in connection with the spin-off, to XT Investments, (ii) XT Investments agreed to transfer the Ansonia Shares to Ansonia (as set forth above), and (iii) XT Investments agreed to transfer 1,780,623 ordinary shares (the “A.A.R. Shares”) to A.A.R. Kenon Holdings Ltd. The A.A.R Shares have been placed in escrow, to be released to A.A.R. upon satisfaction of a condition, as set forth in the share purchase agreement (the “A.A.R. Share Purchase Agreement”). Pursuant to the terms of the A.A.R. Share Purchase Agreement, A.A.R. has the right to vote the A.A.R Shares while the A.A.R. Shares are held in escrow. Although each of Ansonia and A.A.R. have the power to direct the voting of the Ansonia Shares and the A.A.R. Shares, respectively, while such shares are held in escrow, XT Investments may still be deemed to be a beneficial owner of such shares as well. This beneficial interest is reflected in XT Investment’s ownership interest in the above table. Upon the satisfaction of the aforementioned condition, XT Investment’s beneficial interest in Kenon will decrease by an aggregate of 3,561,246 ordinary shares. XT Investments is owned by XT Holdings Group Ltd., or XT Holdings; 50% of the ordinary shares of XT Holdings are owned by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and the remaining 50% of the ordinary shares of XT Holdings are owned by Lynav Holdings Ltd. (which is controlled by a discretionary trust in which Mr. Idan Ofer is a prime beneficiary).
3.	Each individual beneficially owns less than 1% of Kenon’s ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

B.	Related Party Transactions

Kenon

Pursuant to its charter, the audit committee must review and approve all related party transactions. The audit committee has a written policy with respect to the approval of related party transactions. In addition, we have undertaken that, for so long as we are listed on the NYSE, to the extent that we or our subsidiaries will enter into transactions with related parties, such transactions will be considered and approved by us or our wholly-owned subsidiaries in a manner that is consistent with customary practices followed by companies incorporated in Delaware and shall be reviewed in accordance with the requirements of Delaware law.

We are party to numerous related party transactions with certain of our affiliates. Set forth below is a summary of these transactions.

IC Credit Facility

In connection with the consummation of the spin-off, IC will provide a $200 million credit facility to us, bearing interest at a rate of 12-Month LIBOR+ 6% per annum. For further information on the terms of the credit facility from IC to Kenon, see “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.” For information on the risks related to Kenon’s ability to repay, and compliance with, the credit facility from IC, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Kenon has obligations owing to IC, which may be substantial.”

Separation and Distribution Agreement

In connection with the spin-off, we entered into a Separation and Distribution Agreement with IC which set forth, among other things, our agreements with IC regarding the principal transactions necessary to separate our businesses from IC and its other businesses.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies the assets transferred, the liabilities retained by IC or assumed by Kenon, and the contracts retained by IC or assigned to Kenon in connection with the spin-off. IC also assigned and transferred to Kenon, IC’s full rights and obligations according to, and in connection with, certain loans it provided to, and certain undertakings it made in respect of, the businesses it transferred to Kenon in connection with the spin-off.

Release of Claims

Except with respect to (i) those legal proceedings pending against IC at the time of the consummation of the spin-off, and relating to any of the businesses transferred to Kenon, and (ii) certain other exceptions set forth in the Separation and Distribution Agreement, Kenon assumed liability for the claims of each of the businesses transferred to it, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the spin-off.

Indemnification and Legal Matters

Kenon and IC agreed to indemnify each other against certain liabilities incurred in connection with their respective businesses, and as otherwise allocated in the Separation and Distribution Agreement. Additionally, Kenon agreed to indemnify IC for any liabilities arising after the consummation of the spin-off as a result of legal matters relating to the businesses Kenon received in the spin-off.

Other Matters Governed by the Separation and Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, access to and provision of records, intellectual property, confidentiality, treatment of outstanding guarantees and similar credit support and dispute resolution procedures.

The foregoing summary of the Separation and Distribution Agreement is subject to, and is qualified in its entirety by, the full text of the Separation and Distribution Agreement, a copy of which was filed as Exhibit 4.1 to Kenon’s Registration Statement Form 20-F filed in connection with this spin-off and is incorporated by reference herein.

Registration Rights Agreements

In connection with the spin-off, we entered into registration rights agreements with certain significant shareholders with regard to the shares that will be owned by such shareholders, as well as in respect of any shares they may purchase in the future (all such shares, the “Registrable Securities”). Under the registration rights agreements, these significant shareholders will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of the Registrable Securities. Subject to the terms and conditions of our registration rights agreements, these registration rights allow these significant shareholders or certain qualified assignees holding any Registrable Securities to require registration of such Registrable Securities and to include any such Registrable Securities in a registration by us of common shares, including common shares offered by us or by any shareholder. In connection with any registration of common shares held by these significant shareholders or certain qualified assignees, we have agreed to indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We have agreed to bear all costs and expenses incidental to any registration, excluding any underwriting discounts.

The foregoing summary of the registration rights agreements is subject to, and is qualified in its entirety by, the full text of each registration rights agreement, copies of which were filed as Exhibits 2.2, 2.3 and 2.4 to Kenon’s Registration Statement Form 20-F filed in connection with this spin-off and are incorporated by reference herein.

IC Power

Bank Leumi, which holds approximately 18% of our ordinary shares, is the arranger of, and lender under, OPC’s NIS 1,800 million financing agreement. Additionally, OPC makes deposits in the ordinary course of its business in a deposit account maintained at Bank Leumi on commercially reasonable terms.

For further information on OPC’s financing agreement, see “Item 5B. Liquidity and Capital Resources – IC Power’s Liquidity and Capital Resources – IC Power’s Material Indebtedness – OPC Financing Agreement” and the full text of OPC’s financing agreement, a copy of which is attached hereto as Exhibit 4.10 and is incorporated by reference herein.

Qoros

Qoros sources its engines, and certain spare parts, from Chery in the ordinary course of Qoros’ business. Additionally, Qoros has recently entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with a license to utilize Qoros’ platform in exchange for a fee.

For further information on Qoros’ commercial arrangements with Chery, see Note 28 to Qoros’ consolidated financial statements, included in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

For a list of all financial statements filed as a part of this annual report, see “Item 17. Financial Statements.” For information on export sales as well as our legal proceedings, see “Item 4B. Business Overview.” For information on our dividend policy, see “Item 10B. Memorandum and Articles of Association.”

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects – Recent Developments.”

ITEM 9. The Offer and Listing

A.	Offer and Listing Details.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the NYSE.

	Price per ordinary share

	High	Low
Monthly Since January 6, 2015 Listing:
January 2015 (since January 6, 2015)	$21.00	$16.24
February 2015	$18.43	$16.01
March 2015 (through March 30, 2015)	$19.51	$17.72

Location

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE.

Price per ordinary share

	High	Low
Monthly Since January 6, 2015 Listing:
January 2015 (since January 6, 2015)	NIS81.99	NIS64.20
February 2015	NIS72.35	NIS63.00
March 2015 (through March 30, 2015)	NIS76.87	NIS70.92

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on each of the NYSE and the TASE under the symbol “KEN”.

D.	Selling Shareholders

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is incorporated by reference to our Registration Statement on Form 20-F (No. 001-36761), filed with the SEC on January 5, 2015.

C.	Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

D.	Exchange Controls

There are currently no exchange control restrictions in effect in Singapore.

E.	Taxation

        The following summary of the United States federal income tax and Singapore tax consequences of ownership of our ordinary shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our ordinary shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our ordinary shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of our ordinary shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

U.S. Federal Income Tax Considerations

The following summarizes U.S. federal income tax considerations of owning and disposing of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this annual report, nor does it address the application of estate, gift or other non-income federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our ordinary shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

•	persons that are not U.S. Holders;

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	tax-exempt entities;

•	financial institutions;

•	broker-dealers;

•	persons that hold our ordinary shares through partnerships (or other entities classified as partnerships for U.S. federal income tax purposes);

•	pass-through entities;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our ordinary shares as part of a “hedge,” “straddle,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes; and

•	individuals who receive our ordinary shares upon the exercise of compensatory options or otherwise as compensation.

Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service, or IRS, regarding any matter discussed in this annual report, and counsel to Kenon has not rendered any opinion with respect to any of the U.S. federal income tax consequences relating to the transactions addressed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

Taxation of Dividends and Other Distributions on the Ordinary Shares

The gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares, including the amount of any non-U.S. taxes withheld from the distribution, generally will be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distribution, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, therefore, U.S. Holders should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on our ordinary shares, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The United States does not currently have a comprehensive income tax treaty with Singapore. The ordinary shares should be considered to be readily tradable on established securities markets in the United States if they are listed on the NYSE. Therefore, we expect that our ordinary shares should generally be considered to be readily tradable on an established securities market in the United States, and we expect that dividends with respect to such ordinary shares should qualify for the reduced rate. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

If the dividends with respect to our ordinary shares are paid in foreign currency, such dividends will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency received calculated by reference to the spot exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of actual or constructive receipt. Any gain or loss recognized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency generally will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss, and will not be treated as a dividend. If dividends paid in foreign currency are converted into U.S. dollars on the day they are actually or constructively received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the disposition of the foreign currency.

Dividends on our ordinary shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Taxation of Dispositions of the Ordinary Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. The initial tax basis of our ordinary shares to a U.S. Holder that received such ordinary shares in the distribution generally will equal the fair market value (in U.S. dollars) of such ordinary shares on the distribution date. Such gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such ordinary shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be for foreign tax credit purposes.

The amount realized on a sale or other disposition of our ordinary shares for foreign currency generally will equal the U.S. dollar value of the foreign currency at the spot exchange rate in effect on the date of sale or other disposition or, if the ordinary shares are traded on an established securities market (such as the NYSE or the TASE), in the case of a cash method or electing accrual method U.S. Holder of our ordinary shares, the settlement date. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not believe that we were a PFIC for the taxable year ended December 31, 2014. We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder will generally be subject to imputed interest taxes, characterization of any gain from the sale or exchange of our ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ordinary shares unless the U.S. Holder makes a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ordinary shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our ordinary shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ordinary shares makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders of our ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ordinary shares, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Material Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax, or GST, stamp duty and estate duty considerations relevant to the acquisition, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ordinary shares, taking into account their own particular circumstances. The statements below are based upon the assumption that Kenon is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither Kenon nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ordinary shares.

Income Taxation Under Singapore Law

Dividends or Other Distributions with Respect to Ordinary Shares

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2017 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Goods and Services Tax

The issue or transfer of ownership of our ordinary shares should be exempt from Singapore GST. Hence, the holders would not incur any GST on the subscription or subsequent transfer of the shares.

Stamp Duty

Where our ordinary shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for or market value of our ordinary shares, whichever is higher.

Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of our ordinary shares. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary.

On the basis that any transfer instruments in respect of our ordinary shares traded on the NYSE and the TASE are executed outside Singapore through our transfer agent and share registrar in the United States for registration in our branch share register maintained in the United States (without any transfer instruments being received in Singapore), no stamp duty should be payable in Singapore on such transfers.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information and this annual report may be inspected without charge at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192 and inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, for so long as we are listed on the NYSE, or any other U.S. exchange, and are registered with the SEC, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each year.

We maintain a corporate website at http://www.kenon-holdings.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report solely as an inactive textual reference.

I.	Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Our multinational operations expose us to a variety of market risks, which embody the potential for changes in the fair value of the financial instruments or the cash flows deriving from them. Our risk management policies and those of each of our businesses seek to limit the adverse effects of these market risks on the financial performance of each of our businesses and, consequently, on our consolidated financial performance. Each of our businesses bear responsibility for the establishment and oversight of their financial risk management framework and have adopted individualized risk management policies to address those risks specific to their operations.

Our primary market risk exposures are to:

•	currency risk, as a result of changes in the rates of exchange of various foreign currencies (in particular, the Euro and the New Israeli Shekel) in relation to the U.S. Dollar, our functional currency and the currency against which we measure our exposure;

•	index risk, as a result of changes in the Consumer Price Index;

•	interest rate risk, as a result of changes in the market interest rates affecting certain of our businesses’ issuance of debt and related financial instruments; and

•	price risk, as a result of changes in market prices, such as the price of certain commodities (e.g., natural gas and heavy fuel oil).

For further information on our market risks and the sensitivity analyses of these risks, see Note 29 – Financial Instruments to our combined carve-out financial statements included in this annual report.

ITEM 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Our management, with the participation of our chief executive officer and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and interim chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and interim chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to the transition period established by rules of the Securities and Exchange Commission for a registrant’s first annual report required to be filed under the Exchange Act.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Laurence N. Charney is an “audit committee financial expert” as defined in Item 16A. of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Laurence N. Charney satisfies the NYSE’s listed company “independence” requirements.

ITEM 16B. Code of Ethics

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our chief executive officer and our interim chief financial officer. Our Code of Conduct is available on our website at www.kenon-holdings.com.

ITEM 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, was appointed as our independent registered public accounting firm, on February 16, 2015, for the audit of the fiscal year ending December 31, 2014, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Somekh Chaikin, and other member firms within the KPMG network, for the period ended December 31, 2014:

Audit Fees[1]	$930,000
Audit-Related Fees	—
Tax Fees[2]	$158,000
All Other Fees	—
Total	$1,088,000

1.	The aggregate audit fees include fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit of our annual financial statements, and those of our consolidated subsidiaries, as well as additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation. The above audit fees do not include fees of $150,000 billed or accrued in connection with the principal accountant’s PCAOB audit of ZIM for the years 2012-2014 in connection with Kenon’s statutory and regulatory filings or engagements.
2.	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

None.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

The consolidated financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Memorandum and Articles of Association (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1*	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares

2.2	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1	Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2	Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.3 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.3	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A. (Incorporated by reference to Exhibit 4.5 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.6	English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.7†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8	Pledge Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.4 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.9*	Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021

4.10*	Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein

4.11*	Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto

8.1*	List of significant subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Somekh Chaikin, a Member Firm of KPMG International, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

15.3*	Consent of KPMG Huazhen (Special General Partnership), independent auditor of Qoros Automotive Co., Ltd.

*	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
Name:	Yoav Doppelt
Title:	Chief Executive Officer

Date: March 31, 2015

Kenon Holdings Carve-out

Combined Carve-out Financial Statements

As at December 31, 2014

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Kenon Holdings and its Subsidiaries

Kenon Holdings

Combined Carve-out Financial Statements for Years Ended

December 31, 2014, 2013 and 2012

Affiliate Financial Statements Filed Pursuant to Rule 3-09 of Regulation S-X

Qoros Automotive Co., Ltd.

Consolidated Financial Information for the Years Ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kenon Holdings Ltd.:

We have audited the accompanying combined carve-out statements of financial position of the carved-out operations of certain holdings of Israel Corporation Ltd. (“Kenon Holdings, Carve-out”) as of December 31, 2014 and 2013 and the related combined carve-out statements of income, other comprehensive income, changes in parent company investment and cash flows for each of the years in the three-year period ended December 31, 2014. These combined carve-out financial statements are the responsibility of Kenon Holdings, Carve-out’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We did not audit the financial statements of Tower Semiconductor Ltd., (Tower) (a 29%, 32% and 30% owned unconsolidated associated company as of December 31, 2014, 2013 and 2012, respectively). Kenon Holdings, Carve-out’s investment in Tower at December 31, 2014 and 2013, was $14 million and $0 million, respectively, and its equity in profit of Tower was $18.3 million for the year 2014, and its equity in losses in the amount of $31 million and $22 million for the years 2013 and 2012, respectively. The financial statements of Tower were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Tower, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined carve-out financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of the other auditors, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of Kenon Holdings, Carve-out, as defined in Note 1C, as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Certified Public Accountants (Isr)

A member firm of KPMG International

Tel Aviv, Israel

March 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. (“the Company”) and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 22, the consolidated financial statements include a reconciliation of the Company’s financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

March 4, 2015

Kenon Holdings, Carve-Out

Combined Carve-Out Statements of Financial Position

		As at December 31
		2014	2013
	Note	US$ thousands
Current assets
Cash and cash equivalents	5	610,056	670,976
Short-term investments and deposits	6	226,830	29,808
Trade receivables	7	181,358	357,428
Other receivables and debit balances	8	59,064	98,387
Income tax receivable		3,418	7,025
Inventories	9	55,335	150,234

Total current assets		1,136,061	1,313,858

Non-current assets
Investments in associated companies	10	435,783	540,463
Deposits, loans and other debit balances, including derivative instruments	12	74,658	80,044
Deferred taxes, net	26	42,609	28,235
Property, plant and equipment	13	2,502,787	3,860,475
Intangible assets	14	144,671	161,583

Total non-current assets		3,200,508	4,670,800

Total assets		4,336,569	5,984,658

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-Out

Combined Carve-Out Statements of Financial Position

		As at December 31
		2014	2013
	Note	US$ thousands

Current liabilities
Credit from banks and others	15	161,486	620,439
Long-term liabilities reclassified to short-term	15	—	1,505,000
Trade payables	16	144,488	510,337	*
Other payables and credit balances, including derivative instruments	17	114,165	248,054
Provisions	18	69,882	21,573	*
Income tax payable		6,766	14,805

Total current liabilities		496,787	2,920,208

Non-current liabilities
Loans from banks and others	15	1,528,930	1,289,447
Debentures	15	686,942	637,140
Derivative instruments	17	21,045	10,097
Deferred taxes, net	26	130,983	79,935
Employee benefits	19	6,219	90,911
Other non-current liabilities		10,072	5,736

Total non-current liabilities		2,384,191	2,113,266

Total liabilities		2,880,978	5,033,474

Parent company investment	21	1,243,893	713,655
Non-controlling interests		211,698	237,529

Total parent company investment and non-controlling interests		1,455,591	951,184

Total liabilities and parent company investment and non-controlling interests		4,336,569	5,984,658

Kenneth Cambie	Yoav Doppelt	Tzahi Goshen
Chairman of the Board of Directors	CEO	Interim CFO

Approval date of the financial statements: March 31, 2015

(*)	Reclassified – See Note 2E

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-Out

Combined Carve-Out Statements of Income

		For the year ended December 31
		2014	2013*	2012*
	Note	US$ thousands
Revenues from sale of electricity		1,372,230	873,394	577,266
Cost of sales and services (excluding depreciation and amortization)	22	(981,141)	(593,802)	(395,642)
Depreciation and amortisation		(100,434)	(70,404)	(50,728)

Gross profit		290,655	209,188	130,896
General and administrative expenses	23	(131,118)	(72,955)	(69,234)
Gains from disposal of investees	10.C.d	157,137	—	5,290
Asset write off	11.A.1.i&k	(47,844)	—	—
Gain on bargain purchase	11.A.1.b	68,210	1,320	—
Other expenses	24	(13,970)	(5,338)	(509)
Other income	24	51,037	4,327	12,443

Operating profit		374,107	136,542	78,886

Financing expenses	25	(110,179)	(68,779)	(38,961)
Financing income	25	16,243	4,789	2,998

Financing expenses, net		(93,936)	(63,990)	(35,963)

Share in losses of associated companies, net of tax	10	(170,897)	(126,690)	(52,185)

Profit/(loss) before income taxes		109,274	(54,138)	(9,262)
Tax expenses	26	(90,822)	(41,930)	(21,832)

Profit/(loss) for the year from continuing operations		18,452	(96,068)	(31,094)
Income (loss) for the year from discontinued operations (after taxes)	28	470,421	(512,489)	(409,038)

Profit/(loss) for the year		488,873	(608,557)	(440,132)

Attributable to:
Kenon’s shareholders		467,538	(625,627)	(452,378)
Non-controlling interests		21,335	17,070	12,246

		488,873	(608,557)	(440,132)

Basic profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic profit/(loss) per share	27	8.76	(11.72)	(8.47)

Basic profit/(loss) per share from continuing operations	27	0.01	(2.03)	(0.70)

Basic profit/(loss) per share from discontinued operations	27	8.75	(9.69)	(7.77)

(*)	Reclassified due to discontinued operations (See Note 28, Note 3R)

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-Out

Combined Carve-Out Statements of Other Comprehensive Income

	For the year ended December 31
	2014	2013*	2012*
	US$ thousands
Profit/(loss) for the year	488,873	(608,557)	(440,132)

Items that were or may be reclassified to the Statement of Income
Foreign currency translation differences in respect of foreign operations	(10,782)	(20,624)	11,654
Foreign currency translation differences in respect of foreign operations recognised in profit or loss	(24,891)	—	—
Change in fair value of derivatives used to hedge cash flows	(13,144)	(18,582)	—
Group’s share in other comprehensive income/(loss) of associated companies	(7,306)	9,322	(1,580)
Income taxes in respect of components of other comprehensive income	2,303	5,554	—
Components of other comprehensive income/(loss) in respect from discontinued operations	(4,025)	(5,168)	6,097

Total	(57,845)	(29,498)	16,171

Items that will never be reclassified to the Statement of Income
Actuarial losses, net, from defined benefit plans	—	—	(545)
Group’s share in other comprehensive income/(loss) of associate companies	(3,978)	—	—
Components of other comprehensive loss that will not be recognized in the statement of income from discontinued operations	—	(3,409)	(148)

Total	(3,978)	(3,409)	(693)

Total other comprehensive income/(loss) for the year, net of tax	(61,823)	(32,907)	15,478

Total comprehensive income/(loss) for the year	427,050	(641,464)	(424,654)

Attributable to:
Kenon’s shareholders	410,192	(655,066)	(436,900)
Non-controlling interests	16,858	13,602	12,246

Total comprehensive income/(loss) for the year	427,050	(641,464)	(424,654)

(*)	Reclassified due to discontinued operations (See Note 28, Note 3R)

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-Out

Combined Carve-Out Statements of Changes in Parent Company Investment

	Attributable to the Kenon’s shareholders				Non- controlling interests	Total
	Parent company investment	Translation reserve	Capital reserves	Total
	US$ thousands
Balance at January 1, 2012	1,335,939	76,691	(13,000)	1,399,630	178,447	1,578,077
Contribution from parent company	212,092	—	—	212,092	—	212,092
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	(3,358)	(3,358)
Issuance of shares of a subsidiary to holders of non-controlling interests	—	—	—	—	47,617	47,617
Transactions with holders of non-controlling interests	—	—	—	—	2,443	2,443
Loss of control in a subsidiary	—	—	—	—	(1,585)	(1,585)
Transactions with controlling shareholder	37,986	—	—	37,986	—	37,986
Income/(loss) for the year	(452,378)	—	—	(452,378)	12,246	(440,132)
Other comprehensive income for the year, net of tax	1,169	14,309	—	15,478	—	15,478

Balance at December 31, 2012	1,134,808	91,000	(13,000)	1,212,808	235,810	1,448,618

Balance at January 1, 2013	1,134,808	91,000	(13,000)	1,212,808	235,810	1,448,618
Share-based payments in a subsidiary	—	—	—	—	1,340	1,340
Contribution from parent company	154,482	—	—	154,482	—	154,482
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	(28,250)	(28,250)
Loss of control in subsidiary	—	—	—	—	(12,575)	(12,575)
Issuance of shares of subsidiary to holders of non-controlling interests	—	—	—	—	27,602	27,602
Transactions with controlling shareholder	1,431	—	—	1,431	—	1,431
Income/(loss) for the year	(625,627)	—	—	(625,627)	17,070	(608,557)
Other comprehensive loss for the year, net of tax	(2,415)	(18,819)	(8,205)	(29,439)	(3,468)	(32,907)

Balance at December 31, 2013	662,679	72,181	(21,205)	713,655	237,529	951,184

Balance at January 1, 2014	662,679	72,181	(21,205)	713,655	237,529	951,184
Share-based payments in a subsidiary	—	—	—	—	428	428
Share-based payments in Kenon	—	—	5,444	5,444	—	5,444
Payment to parent company (See Note 11.h)	(300,047)	—	—	(300,047)	—	(300,047)
Contribution from parent company (See Note 21)	414,649	—	—	414,649	—	414,649
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	(17,518)	(17,518)
Acquisition of shares of subsidiary from holders of rights not conferring control	—	—	—	—	5,550	5,550
Loss of control in a subsidiary	—	—	—	—	(86,743)	(86,743)
Non-controlling shareholder contribution	—	—	—	—	19,577	19,577
Non-controlling interest in respect of business combination	—	—	—	—	35,800	35,800
Transactions with controlling shareholder	—	—	—	—	217	217
Income for the year	467,538	—	—	467,538	21,335	488,873
Other comprehensive loss for the year, net of tax	(4,092)	(43,741)	(9,513)	(57,346)	(4,477)	(61,823)

Balance at December 31, 2014	1,240,727	28,440	(25,274)	1,243,893	211,698	1,455,591

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-Out

Combined Carve-Out Statements of Cash Flows

	For the year ended December 31
	2014	2013	2012
	US$ thousands
Cash flows from operating activities
Profit/(loss) for the year	488,873	(608,557)	(440,132)
Adjustments:
Depreciation and amortization	188,171	238,621	234,721
Impairment of tangible assets and other investments	47,844	7,000	5,223
Derecognition of payments on account of vessels	—	71,646	132,700
Financing expenses, net	195,405	377,157	231,975
Share in losses of associated companies, net	168,044	116,715	43,008
Capital gains, net	(767,216)	(67,230)	(42,945)
Share-based payments	8,413	4,463	4,099
Gain on bargain purchase (Negative goodwill)	(68,210)	(1,320)	—
Taxes on income	100,306	63,342	40,374

	361,630	201,837	209,023
Change in inventories	21,991	16,932	(14,894)
Change in trade and other receivables	(21,523)	(122,186)	(62,575)
Change in trade and other payables	29,830	128,682	66,733
Change in provisions and employee benefits	49,872	26,030	(6,124)

	441,800	251,295	192,163
Income taxes paid, net	(66,198)	(47,441)	(47,268)
Dividends received from investments in associates	34,774	53,111	23,822

Net cash provided by operating activities	410,376	256,965	168,717

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-Out

Combined Carve-Out Statements of Cash Flows

	For the year ended December 31
	2014	2013	2012
	US$ thousands
Cash flows from investing activities
Proceeds from refund of payments on account vessels	—	30,000	—
Proceeds from sale of property, plant and equipment and intangible assets	17,449	95,934	88,929
Short-term deposits and loans, net	(253,097)	62,112	93,900
Business combinations less cash acquired	(67,180)	(27,850)	—
Disposal of subsidiary, net of cash disposed of and exit from consolidation	1,758	2,405	3,454
Proceeds from sale of operations	—	—	3,549
Investment in associates	(179,355)	(154,492)	(71,070)
Acquisition of property, plant and equipment	(425,184)	(311,517)	(399,987)
Acquisition of intangible assets	(11,496)	(9,135)	(17,451)
Provision of long-term loans	—	(628)	—
Interest received	3,934	3,949	6,637
Collection of long-term loans from associated company	—	—	3,340
Exit from the consolidation and transition to associate company less cash eliminated (See Note 28 (a))	(310,918)	—	—
Proceeds from sale of associate company	359,891	49,780	—
Payments for derivative investments used for hedging, net	(16,100)	(7,575)	(734)
Settlement of derivatives	(2,038)	(10,615)	(30,956)

Net cash used in investing activities	(882,336)	(277,632)	(320,389)

Cash flows from financing activities
Dividend paid to non-controlling interests	(17,518)	(28,250)	(19,840)
Acquisition of shares not conferring control in subsidiary	—	—	(650)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	19,577	27,602	47,617
Receipt of long-term loans and issuance of debentures	744,183	360,552	376,480
Repayment of long-term loans and debentures	(173,868)	(213,758)	(338,710)
Short-term credit from banks and others, net	(86,072)	171,637	4,082
Contribution from parent company	414,649	154,482	212,092
Payments for transactions in derivative (for hedging), net	(427)	(126)	—
Payment to the parent company	(300,047)	—	—
Interest paid	(170,885)	(191,199)	(158,776)

Net cash provided by financing activities	429,592	280,940	122,295

Increase (decrease) in cash and cash equivalents	(42,368)	260,273	(29,377)
Cash and cash equivalents at beginning of the year	670,976	411,079	437,967
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(18,552)	(376)	2,489

Cash and cash equivalents at end of the year	610,056	670,976	411,079

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings Ltd.

Notes to the Combined Carve-Out Financial Statements

As at December 31, 2014

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

The combined carve-out financial statements include certain entities (subsidiaries and associates) (hereinafter – “the Group”) whose shares are held by Israel Corporation Ltd. (hereinafter – “IC”).

B.	The split- up of Israel Corporation’s holdings

The split-up of Israel Corporation’s holdings on January 7, 2015 involved the contribution of IC’s holdings in I.C. Power Ltd., (hereinafter – “I.C. Power”), Qoros Automotive Co. Ltd. (hereinafter – “Qoros”), ZIM Integrated Shipping Services Ltd. (hereinafter – “ZIM”), Tower Semiconductor Ltd. (hereinafter – “Tower”) and other assets and entities, to Kenon Holdings Ltd. (hereinafter – “Kenon”), a Singapore corporation that was incorporated on March 7, 2014, in exchange for shares of Kenon. Kenon’s shares were, in turn, distributed on January 9, 2015 to the shareholders of IC as a “dividend in kind”. IC’s debt to banks and debenture holders remain in IC, and were not transferred to Kenon.

The split-up was completed on January 7, 2015 and from that day onwards Kenon shares have been traded on New York Stock Exchange (NYSE) and on Tel Aviv Stock Exchange (TASE) (NYSE and TASE: KEN).

After the split-up the primary subsidiary that kenon hold is I.C. Power. I.C. Power, through its operating subsidiaries and associates, provides electricity generation using different technologies such as hydroelectric, natural gas and diesel turbines and heavy fuel oil engines, in Peru, Chile, Colombia, Dominican Republic, Bolivia, El Salvador, Jamaica, Nicaragua, Guatemala, and Israel.

The split- up includes:

(A)	IC’s undertaking in a separation agreement (as detailed in Note 30G) with its wholly owned subsidiary, Kenon, which includes (among other things): (i) transfer of the holdings in the companies being transferred to Kenon, as stated above, and transfer of certain rights and liabilities in connection with the companies being transferred from IC to Kenon; (ii) execution of an investment in the capital of Kenon in the amount of $35 million and (iii) issuance of shares of Kenon to IC in respect of the assets and rights to be transferred from IC to Kenon and

(B)	IC’s undertaking in a loan agreement whereby, among other things, IC will provide Kenon a credit framework in an aggregate amount of up to $200 million, Kenon will pay an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility and an annual interest of LIBOR + 2% interest on the drawn amount, and in the framework thereof it will be provided that in a case of realization of guarantees that IC will remain responsible for with respect to Qoros, the amount for which IC will be liable in a case of realization of these guarantees will be considered a debt of Kenon to IC and the provisions of the loan agreement will apply to it. Kenon did not use this credit facility in the reporting period. In 2015 Kenon drawdown $45 million under its credit facility from IC and IC’s back-to-back guarantee of Qoros’ debt was released in full; and

(C)	Distribution to IC’s shareholders as a dividend in kind of the shares of Kenon; including registration of these shares for trading, both on a New York Stock Exchange and on the Tel Aviv Stock Exchange.

C.	The combined carve-out financial statements

The combined carve-out financial statements have been derived from the consolidated financial statements of IC. The combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the Group, as well as allocations deemed reasonable by management, to present the combined financial position, results of operations, changes in parent company investment and cash flows of the Group.

Outstanding balances, investments, transactions and cash flows between Group entities have been eliminated. Certain balances that were eliminated in the consolidation of the financial statements of IC were reinstated in the combined financial statements when they relate to transactions with entities held by IC that were not transferred to the Group.

The Combined Carve-out Financial Statements may not necessarily be indicative of Kenon’s financial position, results of operating activities or cash flows had it operated as a separate entity throughout the period presented or for future periods.

Note 1 – Financial Reporting Principles and Accounting Policies (Cont’d)

Significant allocation and assumptions:

The assumptions in this report are based on the terms of the separation agreement between IC and Kenon with respect to the assets and liabilities that were transferred to Kenon. Management has used the following assumptions in developing the carve-out financial statements.

Allocation of expenses – Management allocated IC general and administrative expenses to the Group for the years ended December 31, 2014, 2013 and 2012 based on the time invested by IC management in the Group’s respective holdings. In addition, the general and administrative expenses includes specific split expenses such as registration expenses were allocated to Kenon.

Debt and financial instruments – IC’s outstanding debt at the holding company level, other financial instruments and related finance expenses will not be transferred to Kenon and therefore were not reflected in the combined Carve-out Financial Statements.

Guarantees, Loans and Capital notes from IC – Guarantees and loans (including capital notes) from IC to the Group companies that were transferred to Kenon, were reflected in the combined Carve-out Financial Statements. Kenon did not use this credit facility in the reporting period.

Contingent Liabilities – Existing IC contingent liabilities, including those related to litigation, were not transferred to Kenon.

Associates – Investments in associates which were will be transferred to Kenon are included in the Carve-out Financial Statements.

Investments – Investments that have been made by IC in investee companies that were transferred to Kenon, and the financing of the Group, including holding company expenses, for the periods shown, were treated as Contributions from Parent Company in the statement of changes in parent company investment.

Profit (loss) per share – On January 7, 2015 the split-up was completed and 53,383,015 ordinary shares were issued by Kenon. Therefore, the Profit (loss) per share in the combined carve-out financial statements is based on this number of shares (in 2014, 2013 and 2012).

Operating segments – The operating segments disclosures are based on the reporting to IC’s CODM. However, in light of Kenon’s future expected reporting practices to its CODM, Qoros is voluntarily presented as a separate segment.

D.	Definitions

In these carve-out financial statements -

1.	Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2.	Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3.	Investee companies – subsidiaries and/or associated companies.

4.	Related parties – within the meaning thereof in International Accounting Standard 24 “Related Parties”.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The combined carve-out financial statements (“consolidated financial statements”) were prepared by the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for publication by the Company’s Board of Directors on March 31, 2015.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon and most of its investees operate.

C.	Basis of measurement

The statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Derivative financial instruments.

•	Inventory measured at the lower of cost or net realizable value.

•	Deferred tax assets and liabilities.

•	Provisions.

•	Assets and liabilities in respect of employee benefits.

•	Investments in associates.

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are set forth below:

1.	Useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

At every year-end, or more often if necessary, the Group examines the estimated useful life of the property, plant and equipment by comparing it to the benchmark in the relevant industry, taking into account the level of maintenance and functioning over the years. If necessary, on the basis of this evaluation, the Group adjusts the estimated useful life of the property, plant and equipment. A change in estimates in subsequent periods could materially increase or decrease depreciation expenses.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

2.	Recoverable amount of non-financial assets and Cash Generating Units

Each reporting date, the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or Cash Generating Units (CGUs). When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least once a year or when signs of impairment exist.

The recoverable amount of the asset or CGU is determined based on the higher of the fair value less selling costs of the asset or CGU and the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale (value in use).

The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The estimates regarding future cash flows are based on past experience with respect to this asset or similar assets (or CGUs), and on the Group’s best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU.

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognised or a previously recognized impairment loss needs to be reversed.

3.	Fair value of derivative financial instruments

The Group is a party to derivative financial instruments used to hedge foreign currency risks, interest risks and price risks. The derivatives are recorded based on their fair values. The fair value of the derivative financial instruments is determined using acceptable valuation techniques that characterize the different derivatives, maximizing the use of observable inputs. Fair value measurement of long-term derivatives takes into account the counterparties credit risks. Changes in the economic assumptions and/or valuation techniques could give rise to significant changes in the fair value of the derivatives.

4.	Separation of embedded derivatives

The Group exercises significant judgment in determining whether it is necessary to separate an embedded derivative from a host contract. If it is determined that the embedded derivative is not closely related to the host contract and that it is necessary to separate the embedded derivative, this component is measured separately from the host contract as a financial instrument at fair value through profit or loss. Otherwise, the entire instrument is measured in accordance with the measurement principles applicable to the host contract.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss, as financing income or expenses.

5.	Taxes on Income

Deferred tax assets are recorded in connection with unutilized tax losses, as well as with respect to deductible temporary differences. Since such deferred tax assets may only be recognized where it is probable that there will be future taxable income against which said losses may be utilized, use of discretion by Management is required in order to assess the probability that such future taxable income will exist. Management’s assessment is re-examined on a current basis and deferred tax assets are recognized if it is probable that future taxable income will permit recovery of the deferred tax assets.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

E.	Reclassification

Reclassifications were made in the combined carve-out statements of Financial Position as at December 31, 2013, and for the year ended on that date regarding: provisions and trade payables are presented in the statement of Financial Position, this presentation is more appropriate for our companies.

	$ thousands
	Original	Reclassifications	Modified

As at December 31, 2013:
Statement of Financial Position
Current liabilities:
Trade payables	531,910	(21,573)	510,337
Provisions	—	21,573	21,573

Note	3 – Significant Accounting Policies

The accounting policies detailed below were applied consistently in all the periods included in these consolidated statements by the Group entities.

A.	Basis for consolidation

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(3)	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of subsidiaries and options for shares of subsidiaries.

Note 3 – Significant Accounting Policies (Cont’d)

Transactions with non-controlling interests, while retaining control

Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is included in the directly in parent company investment.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the non-controlling interests. Total comprehensive income is allocated to the owners of the Group and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the non-controlling interests.

Cash flows deriving from transactions with holders of non-controlling interests while retaining control are classified under “financing activities” in the statement of cash flows.

(4)	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently the retained interest is accounted for as an equity-accounted investee or as an available-for-sale asset depending on the level of influence retained by the Group in the relevant company.

The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

(5)	Investments in associates

Associates are entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

Note 3 – Significant Accounting Policies (Cont’d)

(6)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset or subsidiary, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(7)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(8)	Intra-group Transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in denominated a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at exchange rates at the dates of the transactions.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to non-controlling interests.

Note 3 – Significant Accounting Policies (Cont’d)

The Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

C.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Sales of financial assets are recognized on a trade date basis.

See (2) hereunder regarding offsetting of financial assets and financial liabilities.

Classification of financial assets into categories and the accounting treatment of each category

The Group classifies its financial assets according to the following categories:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability, or part of it, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are considered to be substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, varies by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments.

Upon the swap of debt instruments with equity instruments, equity instruments issued are regarded as a part of “consideration paid” for purposes of calculating the gain or loss from de-recognition of the financial liability. The equity instruments are initially recognized at fair value, unless fair value cannot be reliably measured – in which case the issued instruments are measured at the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement amount of the equity instruments is recognized in profit or loss under financing income or expenses.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments, including hedge accounting

The Group companies hold derivative financial instruments for purposes of reducing the exposure to commodity price risks, foreign currency risks, interest risks, and prices of inputs, including separable embedded derivatives.

Hedge accounting

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent.

Note 3 – Significant Accounting Policies (Cont’d)

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized through other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, then the cumulative gain or loss previously recognized in the hedging reserve is recognized immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognized in the hedging reserve is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in the hedging reserve is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss.

Derivatives that do not serve hedging purposes

The changes in fair value of these derivatives are recognized immediately in profit or loss, as financing income or expense.

Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (c) the combined instrument is not measured at fair value through profit or loss.

If an instrument has more than one underlying variable, with one underlying variable being a non-financial variable specific to one of the parties, the Group determines whether the instrument is a derivative or not based on its predominant characteristics. If the dominant variable is the non-financial variable specific to one of the parties, the instrument is not a derivative, and therefore is not separated from the host contract. However, if the dominant variable is the financial variable (or non-financial variable that is not specific to one of the parties), the instrument is separated from the host contract and accounted for as a derivative.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(4)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 and the liability initially recognized after being amortized in accordance with the guidelines of IAS 18. Any resulting adjustment of the liability is recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

D.	Property, plant and equipment

(1).	Recognition and measurement

Property plant and equipment items, including the fleet of vessels, are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use and capitalized borrowing costs. Purchased software that is integral to the functionality of the related equipment is recognized as part of that equipment. In addition, payments on account of acquisition of property, plant and equipment are presented as part of the property, plant and equipment.

Spare parts, servicing equipment and stand-by equipment are to be classified as property, plant and equipment assets when they meet the definition in IAS 16, and are otherwise to be classified as inventory.

When major parts of a property, plant and equipment item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset does not exceed the balance of the carrying amount, and any balance is recognized immediately in profit or loss.

Gains and losses on disposal of a property, plant and equipment item are determined by the difference between the net proceeds from disposal and the carrying amount of the asset.

(2)	Subsequent costs

The cost of replacing part of a property, plant and equipment item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Group and their cost can be measured reliably. The carrying amount of the replaced part of a property, plant and equipment item is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Significant improvements that extend the useful lives of property, plant and equipment are capitalized as part of the cost of the property, plant and equipment.

(3).	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss (unless the amount is included in the carrying amount of another asset) over the estimated useful lives of each part of the Property, plant and equipment item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Years
Buildings	23-43
Thermal power plants	10-35
Wind power plants	25
Power generation and electrical	20
Facilities, machinery and equipment	8-25
Office furniture and equipment, motor vehicles, computer equipment and other	3-20
Power plants	25-35
Hydro-electric power plants	70-90

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

E.	Intangible Assets

(1)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see Paragraph A (1) of this note.

In subsequent periods goodwill is measured at cost less accumulated impairment losses.

(2)	Research and development

Expenditures for research activities are recognized in profit or loss when incurred. A development expenditure is capitalized only if the development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

(3)	Other intangible assets

Other intangible assets, that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets having an indefinite useful life or not yet available for use are measured at cost less accumulated impairment losses.

(4)	Customer relationships

Customer relationships acquired as part of a business combination are recognized outside of goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably.

(5)	Subsequent expenditure

A subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. Any other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(6)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset.

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset. Goodwill and intangible assets having an indefinite useful life are not systematically amortized but are tested for impairment at least once a year.

The estimated useful lives for the current period and comparative periods are as follows:

Years
Software costs	5
Capitalized software development costs	5-8
License	22-27
Customer relationships	1-12

Amortization methods, useful lives are reviewed at the end of each reporting year and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Note 3 – Significant Accounting Policies (Cont’d)

F.	Leases

(1)	Leased assets

Leases where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as operating leases, and the leased assets are not recognized in the Group’s statement of financial position.

(2)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense on a straight-line basis, over the term of the lease. Minimum lease payments made under operating leases are recognized in profit or loss as incurred.

Minimum lease payments made under finance leases are apportioned between the financing expense and the reduction of the outstanding liability. The financing expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

•	Fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains rights to use the asset.

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Sale and leaseback

In sale and operating lease back transactions, gains from the sale are recognized in profit and loss where the sales price is equal to the fair value of the asset disposed. In sale and finance lease back transactions any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

G.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

H.	Trade Receivable

Trade receivables are amounts due from customers for the energy and capacity in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

I.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred.

Note 3 – Significant Accounting Policies (Cont’d)

J.	Impairment

(1)	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Evidence of impairment of debt instruments

The Group considers evidence of impairment for loans, trade receivables and other receivables per specific asset. All individually significant trade receivables, loans and other receivables are assessed for specific impairment.

Accounting for impairment losses of financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in a provision for loss against the balance of the financial asset measured at amortized cost.

Reversal of impairment loss

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized (such as repayment by the debtor). For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

(2)	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or not yet available for use.

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Allocation of goodwill to cash generating units

Subject to an operating segment ceiling test (before the aggregation of similar segments), for the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. When goodwill is not monitored for internal reporting purposes, it is allocated to operating segments (before the aggregation of similar segments) and not to a cash-generating unit (or group of cash-generating units) lower in level than an operating segment.

Note 3 – Significant Accounting Policies (Cont’d)

Goodwill acquired in a business combination is allocated to groups of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination.

For purposes of goodwill impairment testing, when the non-controlling interests were initially measured according to their relative share of the acquiree’s net assets, the carrying amount of the goodwill is adjusted according to the rate the Group holds in the cash-generating unit to which the goodwill is allocated.

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. With respect to cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets, for which impairment losses were recognized in prior periods, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(3)	Investments in associates

An investment in an associate is tested for impairment when objective evidence indicates there has been impairment (as described in Paragraph (1) above).

If objective evidence indicates that the value of the investment may have been impaired, the Group estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate, the Group either estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate, including cash flows from operations of the associate and the consideration from the final disposal of the investment, or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

An impairment loss is recognized when the carrying amount of the investment, after applying the equity method, exceeds its recoverable amount, and it is recognized in profit or loss. An impairment loss is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate.

An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment after the impairment loss was recognized, and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

K.	Employee Benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

1.	Defined contribution plans

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

Note 3 – Significant Accounting Policies (Cont’d)

2.	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (assets). The discount rate is the yield at the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reductions in future contributions is considered available when it can be realized over the life of the plan or after settlement of the obligation.

Gains or losses resulting from settlements of a defined benefit plan are recognized in profit or loss. Such gains or losses include any resulting change in the present value of the obligation; any resulting change in the fair value of plan assets and any unrecognized actuarial gains and losses and past service cost.

The Group recognizes immediately, directly in other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

3.	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. The discount rate is the yield at the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations.

4.	Other long-term benefits

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on long-term government bonds that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

5.	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

L.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

Legal claims

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

Note 3 – Significant Accounting Policies (Cont’d)

M.	Revenue recognition

(1)	Revenue from sale of electricity

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax, rebates and discounts and after eliminating sales within the Group.

Revenues from the sale of energy are recognized in the period during which the sale occurs. Revenues from the power generation are recorded based upon output delivered and capacity provided at rates specified under contract terms.

(2)	Revenue from voyages and accompanying services

Revenue from cargo traffic is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed for each cargo by reference to the time-based proportion.

The operating expenses related to cargo traffic are recognized immediately as incurred. If the incremental expenses related to the cargo exceed the related revenue, the loss is recognized immediately in the income statement.

(3)	Revenue from sale of vehicles (in associate company)

(i)	Sales of vehicles

Revenue from the sale of vehicles in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax (“VAT”) or other sales taxes, returns or allowances, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of vehicles can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rendering of services

Revenue from services rendered is recognized in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed based on surveys of work performed.

(iii)	Rental income of vehicles

Rental income from operating leases is recognized as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

(4)	Revenue from sale of biodiesel

Revenues are recorded if the material risks and rewards associated with ownership of the goods/merchandise sold have been assigned to the buyer. This usually occurs upon the delivery of products and merchandise.

Revenue is recorded to the extent that it is probable that the economic benefits will flow to the Group and the amount of the revenues can be reliably measured.

N.	Lease payments

(1)	Operating lease payments

Payments made under operating leases are recognized in profit and loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(2)	Finance lease payments

Minimum lease payments are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

O.	Financing Income and Expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

P.	Taxes on Income

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes any tax arising from dividends.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	The initial recognition of goodwill,

•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss,

•	Differences relating to investments in subsidiaries, joint arrangements and associates, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting of deferred tax assets and deferred tax liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized concurrently.

Additional tax on dividend distribution

The Group may be required to pay additional tax if a dividend is distributed by Group companies. This additional tax was not included in the financial statements, since the policy of the Group companies is to not distribute a dividend which creates an additional tax liability for the recipient company in the foreseeable future.

In such cases that an investee company is expected to distribute a dividend from profits involving additional tax for the Group, the Group creates a tax provision in respect of the additional tax it may be required to pay in respect of the dividend distribution.

Additional income taxes that arise from the distribution of dividends by the Group are recognized in profit or loss at the same time that the liability to pay the related dividend is recognized.

Note 3 – Significant Accounting Policies (Cont’d)

Q.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

R.	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business or geographic area of operations

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to re-sale

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

In the cash flow, the cash balance from discontinued operation is disclosed in a separate line. The changes based on operating, investing and financing activities are reported in Note 28.

S.	Transactions with a Controlling Shareholder

Assets, liabilities and benefits with respect to which a transaction is executed with a controlling shareholder are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in the transactions with the parent company investment.

T.	First-Time Application of New Standards

The following standards have been adopted by the group for the first time for the financial year beginning on 1 January 2014:

Amendment to IAS 32 Financial instruments: Presentation on offsetting financial assets and financial liabilities. The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment did not have a significant effect on the group financial statements.

Amendment to IAS 36 Impairment of assets: Recoverable Amount Disclosures for Non-Financial Assets. This amendment includes new disclosure requirements for situations in which impairment is recognized and the recoverable amount is determined on the basis of fair value less costs of disposal and also it removes the requirement to provide disclosure of the recoverable amount of material cash-generating units if no impairment was recognized in their respect. As a result of the amendments to IAS 36, the group has expanded its disclosures of recoverable amounts, see Note 14.

Amendment to IAS 39 Financial instruments: Recognition and measurement on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The group has applied the amendment and there has been no significant impact on the financial statements.

Note 3 – Significant Accounting Policies (Cont’d)

IFRIC 21 Levies: sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 Provisions. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The group is not currently subjected to significant levies so the impact on the group is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2014 are not material to the group.

U.	Standards required to be Applied in Later Periods

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

1)	International Financial Accounting Standard IFRS 15 “Revenues from Contracts with Customers” – the Standard replaces the presently existing guidelines regarding recognition of revenue from contracts with customers and provides two approaches for recognition of revenue: at one point in time or over time. The model includes five stages for analysis of transactions in order to determine the timing of recognition of the revenue and the amount thereof. In addition, the Standard provides new disclosure requirements that are more extensive that those currently in effect.

The Standard is to be applied for annual periods commencing on January 1, 2017, with the possibility of early adoption. The Standard includes various alternatives with respect to the transitional rules, such that companies may choose one of the following alternatives when applying the Standard for the first time: full retroactive application, full retroactive application with practical relaxations or application of the Standard commencing from the initial application date, while adjusting the balance of the retained earnings as at this date for transactions that have not yet been completed. The Group has not yet commenced examining the impacts of adoption of the Standard on its financial statements.

2)	International Financial Accounting Standard IFRS 9 (2014) “Financial Instruments” – a final version of the Standard, which includes updated provisions for classification and measurement of financial instruments, as well as a new model for measurement of impairment in value of financial assets. These provisions are added to the Section regarding Hedge Accounting – General, which was published in 2013.

The Standard is to be applied for annual periods commencing on January 1, 2018, with the possibility of early adoption. The Standard is to be applied retroactively, except in a number of circumstances. The Group has not yet commenced examining the impacts of adoption of the Standard on its financial statements.

V.	Indices and Exchange Rates

Balances in foreign currency or linked thereto are included in the financial statements based on the representative rates of exchange as at the balance sheet date. Balances linked to the Consumer Price Index (CPI) are included based on the index applicable to each linked asset or liability.
Set forth below is detail regarding the representative exchange rates and the Consumer Price Index:

	“Known” Consumer Price Index	Dollar–RMB Exchange Rate	Dollar–Shekel Exchange Rate	Dollar–Euro Exchange Rate
As at December 31, 2014	119.77	6.21	3.889	0.823
As at December 31, 2013	119.89	6.05	3.471	0.726
As at December 31, 2012	117.64	6.23	3.733	0.759

The change for the year ended:
December 31, 2014	(0.1%)	2.64%	12.0%	1.1%
December 31, 2013	1.9%	(2.9%)	(7.0%)	(4.3%)
December 31, 2012	1.4%	(1.2%)	(2.3%)	(1.9%)

Note 4 – Determination of Fair Value

As part of its accounting policies and disclosure requirements, the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for purposes of measurement and/or disclosure based on the following methods. Additional information regarding the assumptions used in determining the fair values is disclosed in the notes relating to that asset or liability.

A.	Cash Generating Unit for impairment testing

See Note 14C.

B.	Derivatives

See Note 31 regarding “Financial Instruments”.

C.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at fair value, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31
	2014	2013
	US$ thousands
Cash in banks	420,391	559,276
Demand deposits	189,665	111,700

Cash and cash equivalents for purposes of the statement of cash flows	610,056	670,976

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 31 “Financial Instruments”.

Note 6 – Short-Term Investments and Deposits

	As at December 31
	2014	2013
	US$ thousands
Short-term bank deposits *	208,245	27,409
Other	18,585	2,399

	226,830	29,808

*	Includes deposits and restricted accounts in the amount of $88,330 thousands on December 31, 2014 (December 31, 2013 – $26,241 thousands).

Note 7 – Trade Receivables

	As at December 31
	2014	2013
	US$ thousands
Open accounts	194,337	364,655
Less – allowance for doubtful debts	(12,979)	(7,227)

	181,358	357,428

In connection with business combination of AEI Nicaragua Holding, AEI Jamaica Holding, AEI Guatemala Holding and Surpetroil, the Group increased its account receivable by $67,909 thousands. This amount is shown net of $12,247 thousands of allowance for doubtful debts.

Note 8 – Other Receivables and Debit Balances

	As at December 31
	2014	2013
	US$ thousands
Government agencies*	31,848	22,478
Insurance recoveries	8,040	19,778
Advances to suppliers	26	5,624
Prepaid expenses	10,922	25,302
Other receivables	8,228	25,205

	59,064	98,387

*	The balance corresponds mainly to the VAT incurred in the construction of Cerro del Aguila and Samay I (“Puerto Bravo”) projects. Both projects have the tax benefit of recovering the VAT incurred during the construction stage on a regular basis.

Note 9 – Inventories

	As at December 31
	2014	2013
	US$ thousands
Fuel *	11,873	107,133
Finished goods, work in progress and raw materials	—	20,785
Maintenance materials and spare parts **	43,462	22,316

	55,335	150,234

*	As of December 31, 2014, $7,425 thousand corresponds to fuel inventories related to the subsidiaries acquired during 2014.

The plants in El Salvador, Nicaragua, Guatemala and Dominican Republic consume heavy fuel and the plants in Chile consume diesel in the generation of electric energy. These plants must purchase fuel in the international market and import it into the respective countries. The plants must take into consideration demand for the electric energy, available supply and transportation cost and timing when purchasing fuel.

**	Corresponds to spare parts held in storage to be used in maintenance work. As of December 31, 2014, $19,861 thousand corresponds to spare parts related to the subsidiaries purchased.

During 2014, the Group recorded an expense of $1,992 thousands in cost of sales to present its fuel inventories at net realizable value.

Note 10 – Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM**	Tower		Qoros		Generandes****
	As at December 31
	2014	2014	2013	2014	2013	2013
	US$ thousands
Principal place of business	International	International		China		Peru
Proportion of ownership interest	32%	29%*	32%*	50%	50%	39%

Current assets	762,507	394,084	290,414	342,357	303,355	199,368

Non-current assets	1,393,767	479,650	403,734	1,467,668	1,228,044	1,454,035

Current liabilities	(788,626)	(325,947)	(139,916)	(1,005,603)	(627,507)	(209,464)

Non-current liabilities	(1,288,258)	(412,335)	(491,782)	(664,034)	(499,450)	(500,359)
Non-controlling interests	(7,118)	9,418	—	—	—	(444,906)

Total net assets attributable to the Group	72,272	144,870	62,450	140,388	404,442	498,674

Share of Group in net assets	23,127	42,012	19,984	70,194	202,221	194,483

Adjustments:
Excess cost	167,942	4,524	5,024	—	—	—
Loans	—	—	—	129,134	—	—
Non-controlling interests	—	(32,475)	(25,008)	—	—	—
Others	—	—	—	21,710	23,677	82,055 ***

Book value of investment	191,069	14,061	—	221,038	225,898	276,538

*	The ownership percentage assumes the impact of the conversion of convertible capital notes and shares.
**	Became an associate in 2014, hence, no comparatives (See Note 10.C.a).
***	Primarily reflects goodwill associated with the purchase of Generandes.
****	Sold in 2014 and hence no current year balances (See Note 10.C.d).

Note 10 – Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM**	Tower			Qoros			Generandes
	For the year ended December 31
	2014	2014	2013	2012	2014	2013	2012	2014	2013	2012
	US$ thousands
Revenues	1,667,107	828,008	505,009	638,831	138,260	2,170	—	193,000	512,685	597,936

Income (loss)	(72,515)	24,723	(108,786)	(65,910)	(349,612)	(255,420)	(108,125)	29,628	85,855	79,130

Other comprehensive income (loss)	2,399	(8,287)	(12,651)	(5,567)	(25)	21,990	3,842	—	—	—

Total comprehensive income (loss)	(70,116)	16,436	(121,437)	(71,477)	(349,637)	(233,430)	(104,283)	29,628	85,855	79,130

Kenon’s share of comprehensive income (loss)	(22,437)	4,696	(38,860)	(21,800)	(174,818)	(116,715)	(52,142)	11,554	33,483	30,861
Adjustments	9,665	13,687	7,852	—	12	—	(7,306)	(12)	(3,394)	(152)

Kenon’s share of comprehensive income (loss) presented in the books	(12,772)	18,383	(31,008)	(21,800)	(174,806)	(116,715)	(59,448)	11,542	30,089	30,709

Dividends received	—	—	—	—	—	—	—	11,827	25,890	15,153

*	The ownership percentage assumes the impact of the conversion of convertible capital notes and shares.
**	Became an associate in 2014, hence, no comparatives (See Note 10.C.a).

Note 10 – Associated Companies (Cont’d)

B.	Associated companies that are individually immaterial

	Associated Companies
	As at December 31
	2014	2013*	2012*
	US$ thousands
Book value of investments as at December 31	9,614	38,027

Share of Group in income/(loss)	8,334	2,348	(8,881)
Share of Group in other comprehensive income/(loss)	(10,398)	2,375	(1,803)

Share of Group in total comprehensive income/(loss)	(2,064)	4,723	(10,684)

(*)	Reclassified due to discontinued operations (See Note 28)

C.	Additional information

a.	ZIM

1.	Upon completion of the debt arrangement in ZIM, on July 16, 2014, the Group declined to a rate of holdings of 32% of ZIM’s equity and as a result it ceased to control ZIM. Commencing from this date, IC presents its investment in ZIM as an associated company (for details with respect to the debt arrangement – see Note10.C.a.1.(a) to (l) below). ZIM’s results up to the completion date of the debt arrangement, together with the income due to loss of control and the loss due to waiving all ZIM’s debts, were presented separately in the statements of income in the category “income (loss) from discontinued operations (net of tax)”.

As at December 31, 2013, ZIM had a negative equity attributable to its owners in the amount of $583 million. ZIM’s deficit in its working capital amounts to $1,927 million, mainly due to the reclassification of long term loans, debentures and liabilities in an amount of $1,505 million to short term, as detailed below. ZIM’s results from operating activities for the year ended December 31 2013 amount to a loss of $191 million compared with a loss of $206 million for the year ended December 31, 2012.

In 2013 ZIM (a) reached agreements with its vessel lenders according to which the repayments of loans, in an aggregate amount of $111 million, originally due during 2013, would be deferred to July 1, 2015, (b) reached agreements with certain ship owners regarding reductions in charter hire fees and (c) was granted waivers from, and amended its financial covenants with, its financial creditors.

Due to, among other things, substantial doubt regarding ZIM’s ability to continue operating as a “going concern”, the aforesaid agreements were terminated and all waivers and amendments granted to ZIM in March 2013 and thereafter, were terminated. Therefore, the financial covenants applicable as at December 31, 2013 are those which were in force prior to March 31, 2013. ZIM did not comply with those financial covenants.

As a result, ZIM was in default in respect of most of its loan agreements and the lenders had the right to demand immediate repayment of these loans and the respective deferred amounts were considered to be past due. Also, ZIM’s ship owners had the right to terminate the aforesaid agreements and to demand that ZIM pay the original contractual charter rates rather than the current reduced charter rates and also to demand the immediate repayment of accrued deferred charter hire.

As further described below, ZIM finalized the restructuring of its equity and debt, which annulled its pre-existing covenants. However, in accordance with IAS 1, since the breach of the covenants and the default under the various arrangements occurred as at the end of the 2013 financial report, ZIM classified on December 31, 2014 the long-term loans, debentures and liabilities in an amount of $1,505 million as current, notwithstanding that the lenders have not demanded repayment.

Note 10 – Associated Companies (Cont’d)

Furthermore, during 2013, ZIM paid charter hire fees which have been further reduced according to the principles set out in the Term Sheet (a non-binding agreement between ZIM and representatives of most of the groups of the financial creditors and other entities relevant to the arrangement, which outlined the restructuring of ZIM’s capital and debt structure), and did not make principal amortization payments of the vessel lender loans, or of the ship yard loan due during the period beginning January 1, 2014, each of which constitutes a non-payment default under the applicable arrangements.

In order to cope with its financial position, during 2013, ZIM entered into negotiations with its financial creditors and other parties in an attempt to reach a consensual restructuring agreement, structured so as to provide long term stability to ZIM. The restructuring was completed, and all conditions precedent were satisfied, on July 16, 2014 (hereinafter: the “effective date of the restructuring”).

The negotiations in respect of ZIM’s debt restructuring involved representatives of the majority of ZIM’s financial creditors, related parties and additional stakeholders. As a result of the restructuring, among other things, ZIM’s outstanding indebtedness and liabilities (face value, including future commitments in respect of operating leases, and with regard to those parties participating in the restructuring) were reduced from approximately $3.4 billion to approximately $2 billion.

The main provisions contained in ZIM’s restructuring agreements are:

(a)	Partly secured creditors (other than those who elected to enter into the VesselCo arrangement detailed at (c) below) are entitled to new fully secured loans in an amount equal to an agreed value of the assets securing the current existing debt (hereinafter: “Tranche A”). Tranche A debt bears interest at an annual rate of LIBOR + 2.8% and is to be repaid on the earlier of: (i) seven years from the effective date of the restructuring; or (ii) the contractual date of repayment of the original loan with respect to each secured creditor plus approximately sixteen and a half months. The original security shall continue to serve as a first ranking security to the new loan.

As a general rule, if ZIM disposes of a secured vessel at any time prior to the applicable maturity date, all Tranche A debt for that vessel is to be repaid (see also (b) below).

(b)	ZIM undertook to scrap eight vessels during the period of sixteen months from the effective date of the restructuring. Accordingly, as at the effective date of the restructuring, such vessels will be classified as held for sale and, as a result, impairment in an amount of $110 million will be recorded in ZIM’s 2014 financial statements under other operating expenses However, such impairment loss will not have an impact on IC’s financial statements since the loss will be recorded by ZIM immediately prior to the restructuring and will be accounted for by IC as part of the restructuring transaction gain, as further described below.

(c)	Certain vessel loan creditors purchased, either directly or indirectly, the vessels secured in their favor, and undertook to lease them back to ZIM on such terms and conditions as agreed in the restructuring agreements (hereinafter: “VesselCo”). Upon the lease-back of these vessels, five of the vessels will be classified as capital leases and three of the vessels will be classified as operating leases.

(d)	The unsecured portion of the current existing debt (hereinafter: “the deficiency claim”) entitles creditors to new unsecured debt comprising Series C Notes and, for certain creditors, Series D Notes (hereinafter: “Series C Notes” and “Series D Notes”, respectively), and equity in ZIM (other than with respect to the shipyard’s loan, see (e) below). Both the Series C Notes and the Series D Notes shall bear interest at an annual rate of 3%, and the Series D Notes shall further be entitled to an additional payment in kind (PIK) interest at a rate of 2% per annum. Repayment of the Series C Notes is due on June 20, 2023 and repayment of the Series D Notes is due on June 21, 2023 (the “bullet”). In the event of excess cash, as defined in the restructuring agreement, a mechanism for mandatory prepayments using excess cash flows will be provided for each of the Series C Notes and the Series D Notes. Each of the Series C Notes and the Series D Notes has priority in early repayments resulting from excess cash flow over Tranche A. The Series C Notes have priority in such early repayments over the Series D Notes.

(e)	The amount outstanding of the shipyard’s loan, which originally entitled the creditor to a portion in the allocation of ZIM’s shares, has now been converted into an unsecured loan (hereinafter: “Tranche E”). Tranche E will bear interest at an annual rate of 2%, with 1.75% thereof accruing as PIK interest during the first nine years of the loan and, after the first nine years until the end of the twelfth year subject to the full settlement of Tranche A, the Series C Notes and the Series D Notes, interest thereafter will be payable in cash.

Note 10 – Associated Companies (Cont’d)

(f)	New reduced charter hire floor rates and rate adjustment mechanisms were agreed with the ship owners, including related party ship owners. In addition, the ship owners (excluding certain related parties as described in (i) below) are also entitled to ZIM’s Series C and D Notes and ZIM’s equity.

(g)	Five leased vessels currently classified as capital leases are reclassified, in light of the change in lease terms, as operating leases.

(h)	The financial creditors and ship owners received shares amounting, in aggregate, to 68% of ZIM’s issued share capital (post-restructuring, after IC’s investment in ZIM as set forth in (i) below).

(i)	All of ZIM’s existing shares and options, including any such shares held by IC, became null and void.

(j)	IC’s participation in the restructuring is as follows:

1.	IC invested an amount of $200 million in ZIM’s share capital, such that following the completion of the restructuring IC holds approximately 32% of ZIM’s issued share capital. This investment will be transferred to Kenon; and

2.	IC waived and discharged all ZIM’s liabilities towards it. Such liabilities arose mainly from the 2009 restructuring of ZIM and comprised subordinated debt with a nominal face value of $240 million.

A waiver in the amount of approximately $12 million (NIS 45 million) deferred debt owed by IC to ZIM in connection with a certain derivative claim shall be terminated, although the debt will be reinstated if the court determines that the waiver was not valid. In such an event, the debt would be repaid following the full repayment of debts under the restructuring (Tranche A, the Series C Notes, the Series D Notes and Tranche E); and

3.	IC has further agreed to provide a receivable-backed credit line of $50 million (“IC’s credit line obligation”) for a period of two years as of the restructuring date. It was also agreed that IC has the right to terminate IC’s credit line obligation following the lapse of nine months from the restructuring date (i.e., April 15, 2015) if certain conditions set forth in the respective agreement were not met. This credit line will not be transferred to Kenon.

In addition, certain related parties waived debt owed to them by ZIM (see also (k) below).

(k)	Certain related parties, which have chartered vessels to ZIM, agreed to receive a charter rate which, in general, will be $1,000 per day less than that paid to the ship owners who are not related parties for similar vessels.

Also, certain related parties waived their rights to receive their part of the Series C Notes and the Series D Notes and ZIM’s equity, which was primarily attributable to the reduction of the charter hire (see (f) above) in favour of certain third party creditors.

(l)	All previous covenants were cancelled and a new set of financial covenants was agreed as follows:

(i)	Minimum Liquidity: ZIM is required to meet monthly minimum liquidity (including amounts held in the reserve account available for general corporate purposes) in an amount of at least $125 million (tested on the last business day of each calendar month);

(ii)	Fixed Charge Cover: ZIM is required to have a certain Fixed Charge Cover ratio, which is defined as Consolidated EBITDAL to Fixed Charges. EBITDAL means Consolidated EBITDA (the Group’s Consolidated EBITDA after certain adjustments as specifically defined in the facility agreements), after adding back charter hire lease costs. Fixed Charges mean mainly cash interest, scheduled repayments of indebtedness and charter hire lease costs.

This ratio will gradually increase from 1.02:1 on December 31, 2015 to 1.07:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from December 31, 2015;

(iii)	Total Leverage: ZIM is required to have a certain Total Leverage ratio, which is defined as Total Debt to Consolidated EBITDA. This ratio will gradually decrease from 8.8:1 on June 30, 2015 to 4.9:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from June 30, 2015.

Furthermore, ZIM is obligated under the Tranche A agreements to have a committed receivable-backed credit facility either from IC (as mentioned in Note 10.(j).3 above) or from an alternative source for a period of two years as of the restructuring date (“the period”). For the past few months ZIM has been holding negotiations with a third party financial institution to put in place an alternative facility. As at the approval date of the Financial Statements, ZIM’s Management believes that by April 15, 2015 it will not be in a position to fulfill the required conditions which have to be met by the said date as set forth in the agreement with IC, in order to maintain the IC commitment for the period, and therefore, IC may terminate its commitment. ZIM’s Management also believes that the alternative facility will not be concluded by April 15, 2015. However, the management of ZIM believes that the alternative facility will be concluded by September 30, 2015. Therefore, Tranche A agreements were amended (after the balance sheet date) to allow ZIM to arrange the alternative credit facility for the period by September 30, 2015 instead of April 15, 2015. In addition, ZIM committed to certain limitations and restrictions, relating to, among others, dividend distributions and incurrence of debt.

Note 10 – Associated Companies (Cont’d)

In the opinion of ZIM’s management and its Board of Directors, the completion of the restructuring, as detailed above and ZIM’s expected performance in accordance with its business plan, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months after the balance sheet date.

Execution of IC’s part in the restructuring (as described in (j) above) was subject, inter alia, to updating the terms of the Special State Share, such that it will not restrict the transfer of ZIM’s shares and will not prevent completion of the restructuring with all its conditions due to the restrictions provided by the Special State Share relating to the holding of a minimum fleet of ships owned by ZIM (see note 11.C.1).

Upon completion of the debt arrangement in ZIM, on July 16, 2014, IC ceased to control ZIM and, therefore, in the third quarter of 2014 IC recorded income in the amount of $796 million as a result of loss of control of ZIM and presentation of its investment in ZIM as an associated company based on its fair value as derived from the amount of IC’s investment in ZIM’s equity in accordance with the arrangement, and also recorded a loss of $187 million due to IC’s waiver of all of ZIM’s debts, as noted above. The resulting amount of the income created, in the amount of $609 million, as stated, was presented in the statement of income in the category “gain (loss) from discontinued operations (after taxes)”.

As part of the debt arrangement, as stated above, IC invested $200 million in the shareholders’ equity of ZIM. Based on a PPA (purchase price allocation) study made by an external appraiser, the excess cost was allocated, primarily, as follows: negative excess cost to ships, in the amount of $104 million, negative excess cost in respect of unfavorable operating lease contracts, in the amount of $39 million, positive excess cost in respect of containers and equipment, in the amount of $30 million, positive excess cost in respect of a brand name, in the amount of $80 million, and goodwill, in the amount of $219 million.

2.	In 2014, ZIM had decided to sell two ships for purposes of scrap. As a result, ZIM recorded a loss of about $17 million with an impact of $5 million on Kenon.

3.	Although there were no triggering events for Kenon’s impairment of its equity investment in ZIM as of December 31, 2014, Kenon performed a valuation of its 32% equity investment in ZIM as of December 31, 2014 in accordance with IAS 36 and IAS 28. Kenon concluded that, as of December 31, 2014, the recoverable amount of its investment in ZIM exceeded the carrying amount and, therefore, Kenon did not recognize an impairment in its financial statements in respect of its investment in ZIM.

Additionally, following the recent global economic crisis, which materially impacted the shipping industry and ZIM’s results of operations, and the July 2014 restructuring of ZIM’s debt, ZIM conducted an impairment test of its operating assets as of December 31, 2014.

For the purposes of IAS 36, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. ZIM estimated its recoverable amount based upon the fair value of its assets less the costs of disposal, using the discounted cash flow method.

ZIM’s assumptions were made for a 4-year period starting in 2015 and a representative year intended to reflect a long-term, steady state. The key assumptions are set forth below:

•	A detailed cash flow forecast for 4 years based upon ZIM’s business plan;

•	Bunker price: according to the future price curve of fuel;

•	Freight rates: a compound annual negative growth rate of 1.4% over the projection period, reflecting a change in cargo mix;

•	Increase in aggregate TEU shipped: a compound annual growth rate of 3.7% over the projection period, this assumes an increase in the leasing of very large container vessels in ZIM’s fleet during 2017;

•	Charter hire rates: contractual rates in effect as of December 31, 2014, and assuming anticipated market rates for renewals of charters expiring in the projection period;

•	Discount rate of 10.5%;

•	Long-term nominal growth rate of 1.5%, which is consistent with the expected industry average;

•	Capital expenditures that are less than or equal to ZIM’s expected vessel depreciation; and

•	Payment of tax at ZIM’s corporate tax rate of 26.5%; also assumes expected use of tax losses.

ZIM concluded that the recoverable amount of its CGU was higher than the carrying amount of the CGU, and therefore, no impairment was recognized in ZIM’s financial statements in respect of its CGU.

Although ZIM believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long bunker prices and freight rates will remain consistent with their current levels or whether they will increase or decrease by any significant degree. Freight rates may remain at depressed levels for some time, which could adversely affect ZIM’s revenue and profitability.

4.	Associated and investee companies of ZIM

(i.)	During the second quarter of 2013, ZIM signed an agreement with an unrelated third party for transfer (by means of sale or dilution) of about 25% of the shares of an equity method investee, which was held by ZIM. Prior to the sale, ZIM held 50% of the shares of the company being sold. A gain of $10 million was recognized due to sale of the shares.

(ii.)	During the third quarter of 2013, ZIM signed an agreement with an unrelated third party for sale of ZIM’s holdings in two companies resulting in a capital gain of $33 million that was recognized in 2013.

b.	Qoros Automotive Co. Ltd. (hereinafter – “Qoros”)

1.	As at December 31, 2014, the Group holds, through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”) the shares of Qoros in a 50/50 agreement with a Chinese vehicle manufacturer – Chery Automobiles Limited (hereinafter – “Chery”), which is engaged in manufacture of vehicles using advanced technology, and marketing and distribution of the vehicles worldwide under a quality brand name.

2.	In July 2012, Chery provided a guarantee to the banks, in the amount of 1.5 billion RMB ($242 million), in connection with an agreement with the banks to provide Qoros a loan, in the amount of 3 billion RMB ($482 million). In a back-to-back arrangement IC committed to Chery to pay half of every amount it will be required to pay with respect to the above-mentioned guarantee (hereinafter – “the 2012 Guarantee”). IC and Kenon agree that Kenon will assume any liabilities to IC in respect of back-to-back guarantees in connection with the spinoff. The fair value of the guarantee has been recorded in the financial statements. Subsequent to the reporting period, the guarantee was released.

3.	In 2013, IC (through a subsidiary) and Chery, each invested $137,988 thousand, respectively, in the shares of Qoros as part of the business plan.

4.	On January 16, 2014, IC (through a subsidiary) and Chery, each invested $41,021 thousand, in the capital of Qoros as part of the business plan.

Note 10 – Associated Companies (Cont’d)

5.	On June 9, 2014, IC transferred to Qoros $81,205 thousand, by means of convertible shareholders’ loans, and thus completed its obligation to invest in Qoros in accordance with the business plan, except for an amount of $4 million that has not yet been transferred. The loan will be converted into equity of Qoros, among other things, at the request of Qoros, and after receipt of the required approvals from the authorities in China. If the above mentioned approvals are not received, Qoros has undertaken to repay the loan with interest. In December 2014, $16,241 thousand were converted into equity of Qoros.

6.	On July 31, 2014, IC provided an irrevocable guarantee for the benefit of Chery (hereinafter – “the 2014 Guarantee”), in respect of half of every amount that Chery will pay under a guarantee provided by Chery. The 2014 Guarantee is up to an aggregate amount of RMB 750 million plus accompanying expenses and interest (in the aggregate amount of about $155 million), on the basis of the terms Chery committed to (back to back) and subject to the terms of the guarantee.

7.	On December 11, 2014, IC transferred to Qoros $57,229 million, by means of shareholders’ loans. Qoros has undertaken to repay the loan with interest. This loan is against release of the total amount of 2014 Guarantee (about $155 million) as mentioned above.

8.	Prior to Kenon’s spin-off from IC, IC provided the 2012 Guarantee to Qoros. This guarantee by IC is a back-to-back guarantee of Chery’s guarantee of up to RMB1.5 billion ($242 million) under this credit facility, and the obligation of IC under this back-to-back guarantee is up to RMB888 million ($142 million), including related interest and fees. In connection with Kenon’s spin-off from IC, IC continued to provide this guarantee and Kenon entered into a $200 million credit facility with IC, and to the extent that IC is required to make payments under its back-to-back guarantee in respect of Qoros’ credit facility, the amount of the loans owed by Kenon to IC under the credit facility will be increased accordingly.

Subsequent to the reporting period, on February 12, 2015, Kenon provided a RMB400,000 thousand ($64,360 thousand) loan to Qoros to support its ongoing development, and in connection with the provision of this loan, IC’s back-to-back guarantee of Qoros’ debt was released in full. Kenon funded its loan to Qoros through a combination of cash on hand and a $45 million drawdown under its credit facility from IC. Chery’s guarantee under the Qoros facility of up to RMB1.5 billion ($242 million) is not being released in connection with the release of IC’s back-to-back guarantees. However, Chery has separately committed to provide a shareholder loan of RMB400 000 thousand ($64,360 thousand) to Qoros in connection with the release of its guarantees in relation to Qoros’ credit facility. Kenon has agreed, in the event that Chery provides such shareholder loan to Qoros and Chery’s guarantee is not subsequently released, to work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This solution may involve a future guarantee of Qoros’ debt by Kenon (i.e., Kenon may assume or otherwise support a portion of Chery’s guarantee) or Kenon’s sharing in the amount of the payment obligations under Chery’s guarantee (RMB1.5 billion), among other possibilities.

9.	On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

Note 10 – Associated Companies (Cont’d)

10.	As at December 31, 2014, the balance of IC’s investment in Qoros amounts to $220,968 thousand (December 31, 2013 – $224,898 thousand).

11.	In September 2014, Qoros board of directors approved a revised business plan which adopted a lower sales volume than was previously adopted, as a result, an asset impairment test was performed in October 2014 and updated in February 2015. An impairment loss is recognized if the carrying amount of an asset or its related cash – generation unit (“CGU”) exceeds its estimated recoverable amount. The recoverable amount of the CGU, to which the fixed assets and intangible assets belong, was based on the greater of its value in use and its fair value less costs to sell and was determined with the assistance of an independent valuer.

As the result of the impairment test showed the recoverable amount of the CGU higher than its book value as at December 31, 2014, no impairment loss is recognized.

Note 10 – Associated Companies (Cont’d)

12.	Qoros incurred a net loss of RMB 2.2 billion and had net current liabilities in the amount of RMB4.1 billion (approximately $663 million) as of and for the year ended December 31, 2014.

Qoros has given careful consideration to the future liquidity of Qoros and its available sources of finance in assessing whether Qoros will have sufficient financial resources to continue as a going concern.

Qoros had unused bank loan facilities of RMB 824 million ($133 million) as at 31 December 2014. In addition, Qoros plans to refinance most of its short-term loans in 2015.

Qoros included in the current liabilities loans from shareholders of RMB 1.6 billion ($258 million) as at 31 December 2014. Shareholders also plan to lend additional loans of RMB 800 million ($129 million) to Qoros in 2015, of which, RMB 400 million ($65 million) was received in February 2015 and the rest RMB 400 million ($65 million) is expected to be received in the second quarter of 2015.

Based on Qoros’ 2015 business plan, cash flow forecast, unutilized bank loan facilities and the plan to refinance the existing short-term loans, Qoros believes they will generate sufficient cash flows to meet its liabilities as and when they fall due in the next twelve months from December 31, 2014. In preparing the cash flow forecast, Qoros took into account the unused bank loan facilities of RMB 824 million ($133 million), the roll forward of its short-term loans from banks and additional RMB 800 million ($133 million) from Qoros’ shareholders. Qoros is of the opinion that the assumptions which are included in the cash flow forecast are reasonable. Accordingly, the consolidated financial statements of Qoros have been prepared on a going concern basis. If for any reason Qoros is unable to continue as a going concern, then this would have an impact on the Qoros’ ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements of Qoros and accordingly could have an impact on Kenon investment in Qoros.

c.	Tower

1.	Tower is a publicly traded company (NASDAQ/TASE) engaged in the manufacture of semi-conductors, and integrated circuits spread.

In June 2013, IC acquired 333,974 rights units in Tower, at a cost of $7 million. Every rights unit may be converted into 4 Tower shares, 6 Tower options (Series 8) (each option may be exercised for one share, with an exercise premium of $5 up to July 22, 2013) and 5 Tower options (Series 9) (each option may be exercised for one share, with an exercise premium of $7.33 up to June 27, 2017). In July 2013, IC exercised all the options (Series 8) it held for shares of Tower in exchange for a consideration of $10 million. As a result of the above-mentioned acquisition and exercise of the options, the share of IC’s holdings in Tower increased from about 30% to about 32%, assuming conversion of all the capital notes held by the banks.

Note 10 – Associated Companies (Cont’d)

As of December 31, 2014, the Group own 18 million shares of Tower, representing a 29% equity interest in Tower, assuming the full conversion of Tower’s approximately 4.5 million outstanding capital notes which conversion would result in approximately 62.5 million shares outstanding. Group’s equity interest in Tower, based upon the approximately 58 million Tower shares currently outstanding, is 31%. The Group may experience additional dilution of its equity interest in Tower if the holders of Tower’s outstanding convertible bonds, options and warrants convert their bonds and exercise their options or warrants, as applicable. Should all outstanding convertible bonds, options and warrants be converted and exercised, Group’s equity interest in Tower, which we refer to as Group’s fully-diluted equity interest, would decrease to 18.9%.

2.	Subsequent to the period of the report, in March 2015, Kenon’s board of directors approved in-principal the distribution of all, or a portion, of Kenon’s interest in Tower to Kenon’s shareholders as a dividend-in-specie or otherwise, a sale of Kenon’s interest in Tower, and/or a combination of the two transactions. Kenon has not made any final determination as to the means of disposal of its interest in Tower and will make an announcement when this is determined. The timing for any such transaction has not been determined, and while Kenon’s board has approved Kenon’s completion of any, or all, of these transactions in-principal, there is no assurance that a distribution or sale of Kenon’s interest in Tower will occur or when any such transaction will occur.

d.	Generandes Peru S.A

In 2013, Inkia (fully consolidated company under IC Group) announced its decision to sell its 39.01% direct equity in Generandes Peru S.A. (Holding of Edegel S.A.A.)

In April 2014, the board of directors of I.C. Power approved the sale of Generandes Peru S.A. I.C. Power recorded its investment in Generandes Peru S.A. as an associate, applying the equity method until April 30, 2014. Since such date.

On April 30, 2014, Inkia Americas Holdings Ltd. (the “Seller”) and IC Power Ltd as guarantor of the Seller, signed a share purchase agreement with Enersis SA (Enersis) for the sale of its shares in Inkia Holdings (Acter) Limited that owns 21.14% indirect equity in Edegel S.A.A. for a sale price of $413,000 thousand.

On September 3, 2014, Inkia Americas Holdings Ltd. completed the sale of its shares in Inkia Holdings (Acter) Limited, that has directly the equivalent of 39.01% of Generandes Peru S. A., see note 5.

As a result of this sale the Group recorded a capital gain of $132,246 thousands (net of tax $84,981 thousands). In addition, the Group recorded a gain from recycling of foreign exchange of $24,891 thousands.

D.	Details regarding securities registered for trading

	As at December 31
	2014		2013		2012
	Book value	Market value	Book value	Market value	Book value	Market value
	US$ thousands
Shares of Tower	14,061	240,340	—	102,694	18,940	116,837

E.	Details regarding dividends received from associated companies

	For the Year Ended December 31
	2014	2013	2012
	US$ thousands
From associated companies	32,227	45,217	25,667

F.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 10 – Associated Companies (Cont’d)

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM’s residual assets, except as disclosed below.

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State (preserving ZIM as an Israeli company, ensuring that at no time the operating and transportation ability of ZIM fall below a minimum specified capacity so that the State may have effective use of a minimum fleet in times of emergency or for security purposes and in order to prevent the influence of harmful or hostile elements on ZIM’s management).

On July 14, 2014 the State and ZIM have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceed 24% but not exceed 35%, shall require a prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if Idan Ofer’s ownership interest in Kenon (controlling shareholders of Kenon) is less than 36%, or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares),will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or “control” (as defined in the State of Israel consent received by IC in connection with the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation).

Note 11 – Subsidiaries

A.	Investments

1.	I.C. Power

a.	On September 5, 2013, I.C. Power through its subsidiaries IC Power Inversiones Limitada and IC Power Chile SpA entered into an agreement with Inversiones Pacific Hydro Tinguiririca Ltda and SN Power Chile Tinguiririca y Compañía (“the sellers”) to acquire all of the outstanding capital stock of Thermoelectrica Colmito Ltda (“Colmito”), for a consideration of US$ 27,850 thousand: At such date, this amount was contributed into an escrow account until certain conditions related to the sale were fulfilled. Colmito owns and operates a 58MW dual fuel open cycle generation plant located in Concón, Chile that commenced operations in August 2008. The closing of this acquisition was completed on October 29, 2013. At such date, I.C. Power took control of Colmito and released the funds held in the escrow account.

The total fair values of acquired net assets (in thousands of U.S. Dollars) were as follows:

	Book value	Fair value adjustment on acquisition	Fair value

Intangibles	2,327	163	2,490
Property, plant and equipment	27,015	(378)	26,637
Deferred tax assets	—	43	43

Total net assets at fair value	29,342	(172)	29,170
Consideration paid	27,850	—	27,850

Negative goodwill	1,492	(172)	1,320

Consequently, Inkia recorded a bargain purchase gain of US$ 1,320 thousand.

Note 11 – Subsidiaries (Cont’d)

b.	During 2014, I.C. Power acquired the following companies:

AEI Nicaragua Holdings Ltd., AEI Jamaica Holdings Ltd.

On February 18, 2014, I.C. Power entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Nicaragua Holdings Ltd. and AEI Jamaica Holdings Ltd. for a purchase price of $54,144 thousand. On March 12, 2014, Inkia took control of AEI Nicaragua Holdings and paid $36,644 thousand to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, AEI Power Ltd. refunded $6,523 thousand to I.C. Power on April 14, 2014, therefore, the final purchase price of AEI Nicaragua Holdings was $30,121 thousand.

On May 30, 2014, I.C. Power took control of AEI Jamaica Holdings and paid $17,500 thousand to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, I.C. Power paid an additional $3,177 thousand to AEI Power Ltd. on July 1, 2014; therefore, the final purchase price of AEI Jamaica Holdings was $20,677 thousand.

As of result of this transaction, I.C. Power increased its ownership from 15.57% to 100% in Jamaica Private Power Company (a subsidiary of AEI Jamaica Holdings). The measurement to fair value of I.C. Power’s pre-existing share in Jamaica Power Company resulted in a gain of $2,674 thousand ($6,044 thousand less $3,370 thousand carrying amount of such investment at the acquisition date).

Surpetroil

On March 12, 2014, I.C. Power through its subsidiary Samay III signed a share purchase agreement to acquire a 60% stake of Surpetroil, a company involved in power generation, natural gas transport and distribution using Colombia’s stranded gas, as well as a 60% stake in two companies: Surenergy S.A.S. E.S.P. (Colombia) and Surpetroil S.A.S. (Peru) for a total purchase price of $18,000 thousand. On March 28, 2014, I.C. Power took control of Surpetroil and paid $12,000 thousand at closing. The remaining $6,000 thousand has been retained by I.C. Power to be reinvested by the minority shareholders in new projects.

AEI Guatemala Holdings Ltd.

On August 13, 2014, I.C. Power entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Guatemala Holdings Ltd for a purchase price of $29,000 thousand. On September 17, 2014, I.C. Power completed the acquisition of AEI Guatemala Holdings and paid $29,000 thousand to AEI Power Ltd.

On October 22, 2014, I.C. Power paid an additional of $5,568 thousand as a result of the post-closing purchase price adjustments, and $350 thousand for reorganization costs. Therefore, the final purchase price of AEI Guatemala Holdings was $34,918 thousand.

Note 11 – Subsidiaries (Cont’d)

c.	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

	AEI Nicaragua	AEI Jamaica	Surpetroil	AEI Guatemala	Total
	US$ thousands
Property, plant and equipment	157,211	39,585	15,173	60,896	272,865
Intangible	20,783	3,305	5,168	925	30,181
Deferred income tax assets	2,375	179	201	76	2,831
Trade receivables, net	29,072	5,998	900	31,939	67,909
Other assets	40,716	24,325	1,835	38,777	105,653
Short-term borrowings	—	(1,722)	(2,361)	(17,500)	(21,583)
Long-term debt	(115,241)	(10,199)	(2,390)	(23,021)	(150,851)
Deferred income tax liabilities	(33,722)	(1,102)	(2,671)	(7,550)	(45,045)
Other liabilities	(16,804)	(9,532)	(2,901)	(29,181)	(58,418)
Non-controlling interest	(30,618)	—	(5,182)	—	(35,800)

Total net assets	53,772	50,837	7,772	55,361	167,742
Fair value of pre-existing share	—	(6,044)	—	—	(6,044)
Total consideration	(30,121)	(20,677)	(18,000)	(34,918)	(103,716)

Gain on bargain purchase	23,651	24,116	—	20,443	68,210
Goodwill	—	—	10,228	—	10,228

Cash consideration	30,121	20,677	12,000	34,918	97,716
Consideration retained by I.C. Power	—	—	6,000	—	6,000

Total consideration transferred	30,121	20,677	12,000	34,918	97,716
Cash and cash equivalent acquired	(19,310)	(5,371)	(168)	(2,881)	(27,730)

Net cash flow on acquisition	10,811	15,306	11,832	32,037	69,986

d.	Measurement of fair values

I.C. Power has established the value of the acquired assets, liabilities, and contingent liabilities considering the fair value basis on March 12, 2014; March 28, 2014; May 30, 2014; and on September 17, 2014, dates in which I.C. Power took control of AEI Nicaragua Holdings, Surpetroil, AEI Jamaica Holdings and AEI Guatemala Holdings, respectively. The criteria considered to establish the fair value of the main items were the following:

•	Fixed assets were valued considering the market value established by an appraiser;

•	Intangibles consider the valuation of its Power Purchase Agreements (“PPAs”);

•	Contingent liabilities were determined over the average probability established by third party legal processes;

•	Deferred tax was valued over the temporary differences between the accounting and tax basis of the business combination; and,

•	Non-controlling interest was calculated over a proportional basis of the net assets identified on the acquisition date.

Note 11 – Subsidiaries (Cont’d)

e.	Gain of bargain purchase

After reviewing and analyzing the fair values of the Nicaraguan, Jamaican and Guatemalan assets and compare them to the carrying value, a gain on bargain purchase of $23,651 thousand, $24,116 thousand and $20,443 thousand, respectively, was determined. The differences between fair value and carrying value are derived in principal:

•	Seller’s need to complete transaction.

•	Lack of alternative buyers.

•	Regions low interest from international power players.

f.	Recognition of Revenues and Profit or Loss

During the period from the acquisition date to December 31, 2014 the revenues and profit or loss contributed by these acquired companies to the consolidated results are as follows:

Companies acquired	Control Date	Revenues	Profit (loss)*
		US$ thousands
AEI Nicaragua Holdings Ltd	March 12, 2014	124,578	5,874
Surpetroil S.A.S.	March 28, 2014	9,263	1,759
AEI Jamaica Holdings Ltd.	May 30, 2014	40,752	(2,242)
AEI Guatemala Holdings Ltd.	September 17, 2014	33,302	(1,028)

Total		207,895	4,363

*	These figures do not include any effect arising from the purchase price allocation adjustments and from non-controlling interest.

g.	On September 3, 2014, Inkia Americas Holdings Ltd. (the “Seller”), and IC Power as guarantor of the Seller, closed the sale of its shares in Inkia Holdings (Acter) Limited (“Acter”), that has indirectly the equivalent of 39.01% of Generandes Peru SA, the holding company of Edegel SAA for a total consideration of $413,000 thousand in cash.

As a consequence of the sale of Acter, I.C. Power transferred all the following companies to Enersis: Southern Cone Power Ltd.; Latin America Holding I Ltd.; Latin America Holding II Ltd. and Southern Cone Power Peru S.A.A.

Pursuant to the terms of the Share Purchase Agreement, prior to the consummation of the Acter Disposition, Acter was required to repay the outstanding indebtedness (the “Acter Debt”) held with Credit Suisse AG, Cayman Islands Branch. In order to repay the Acter Debt, the Company received a short-term loan from IC Power on August 26, 2014 in an amount of $125,000 thousand (the “Acter Contribution”), and used the proceeds to repay the Acter Debt on September 22, 2014.

Pursuant to the terms of the debentures issued by Inkia, Inkia is subject to restriction with respect to the proceeds of the sale. On September 16, 2014, Inkia received the consent to reinvest the Net Cash Proceeds related to the Acter Disposition within 30 months (originally was 365 days) of such asset sale.

Inkia expects to reinvest the net proceeds in cash deriving from sale of Edegel.

h.	In May and June 2014, I.C. Power repaid $167,811 thousand of intercompany debt owed to IC, repaid $94,865 thousand of capital notes to IC, and made a dividend distribution to IC of $37,324 thousand. As a result of I.C. Power’s $167,811 thousand repayment of loans and $94,865 thousand repayment of capital notes to IC, no debt currently exists between I.C. Power and IC. In this report this amount (approximately $300 million) was recorded as a payment to parent company.

i.	In September 2014, a subsidiary of Inkia updated its five-year budget as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $34,673 thousand.

Note 11 – Subsidiaries (Cont’d)

j.	On December 9, 2014, IC Green signed an agreement for sale of all its holdings (about 69%) in the shares of Petrotec AG (hereinafter – “Petrotec”), a public company traded on the Frankfurt stock exchange, to the Renewable Energy Group (hereinafter – “REG”), a public company traded on the NASDAQ. As part of the agreement, REG paid ICG in exchange for Petrotec’s shares, the amount of about $20.9 million, by means of an issuance of shares of REG, along with payment of an additional amount in cash, of $15.8 million, in respect of the balance of loans and accrued interest ICG granted to Petrotec. The number of shares REG issued to IC Green is 2 million shares (about 4.6% of REG’s capital). The shares issued will be restricted for trading and will be released in three equal portions after six, nine and twelve months from the issuance date.

On December 24, 2014 (hereinafter – “the Closing Date”), all the approvals required for execution of the agreement were received and the Group ceased to control Petrotec.

The fair value of the restricted shares as at the date of the report is $18.5 million.

As a result of the sale, the Group reported a capital loss in its financial statements, in the amount of $5 million.

k.	Subsequent to the date of the report and due a lack of sufficient sources of financing for 2015, the Board of Directors of HelioFocus decided to reduce the company’s activities and to maintain only a minimum number of personnel until new investors are recruited.

As a result of that stated, the Group examined the amount of its investment in HelioFocus and decided to write down the balance to the amount of about $1.5 million, representing the cash equivalents less the pension liabilities. As a result of the write down, the Group recorded a capital loss of $13,171 thousand.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries that has material non-controlling interests (NCI):

	As at and for the year ended December 31
	2014				2013		2012
		Nicaragua	Kallpa	Cerro	Kallpa	Cerro	Kallpa	Cerro
	Samay	Energy	Generacion	del Aguila	Generacion	del Aguila	Generacion	del Aguila
	I.S.A	Holding	S.A.	S.A.	S.A.	S.A.	S.A.	S.A.
	US$ thousands
NCI percentage	25.10%	35.42%	25.10%	25.10%	25.10%	25.10%	25.10%	25.10%

Current assets	138,153	52,850	83,954	128,242	71,948	72,670	109,750	9,176
Non-current assets	102,668	172,240	645,927	662,055	541,079	378,012	557,136	221,225
Current liabilities	(18,713)	(23,376)	(153,302)	(25,138)	(113,532)	(30,767)	(80,881)	(21,754)
Non-current liabilities	(144,679)	(131,327)	(405,360)	(460,081)	(352,515)	(114,864)	(391,308)	—

Net assets	77,429	70,387	171,219	305,078	146,980	305,051	194,697	208,647

Carrying amount of NCI	19,435	24,931	42,976	76,575	36,892	76,568	48,869	52,365

Revenues	—	124,578	436,673	—	394,055	—	276,341	—
Profit/(loss)	(311)	4,472	53,090	6,964	43,665	264	34,798	374
Other comprehensive income (loss)	(245)	—	1,150	(6,938)	1,396	(13,805)	—	—

Profit attributable to NCI	(78)	1,584	13,326	1,748	10,960	66	8,734	94
OCI attributable to NCI	(62)	—	289	(1,742)	350	(3,465)	—	—

Cash flows from operating activities	—	16,605	116,915	—	142,495	—	54,534	—
Cash flows from investing activities	(88,644)	19,522	(26,259)	(247,724)	(16,566)	(178,664)	(41,257)	(166,904)
Cash flows from financing activities excluding dividends paid to non-controlling interests	195,135	(20,445)	(78,982)	296,868	(135,043)	235,090	16,792	166,649
Dividends paid to non-controlling interests	—	—	—	—	(23,266)	—	—	—
Effect of changes in the exchange rate on cash and cash equivalents	(265)	411	(824)	—	(1,245)	—	1,080	—

Net increase (decrease) in cash equivalents	106,226	16,093	10,850	49,144	(33,625)	56,426	31,149	(255)

Note 11 – Subsidiaries (Cont’d)

C.	Restrictions

I.C. Power

Inkia’s subsidiaries have no restrictions to transfer cash or other assets to the parent company as long as each subsidiary is in compliance with the financial covenants deriving from receipt of credit – see Note 15.

OPC has restrictions to transfer cash or other assets to the parent company up to the third anniversary of Construction Completion occur.

Inkia has restrictions to transfer cash or other assets to the parent company. Pursuant to its senior notes agreement, dividend payments are treated as restricted payments and are subject to mainly the following conditions:

•	Inkia is able to incur at least $1.00 of additional indebtedness pursuant to the incurrence covenant test (unconsolidated interest coverage ratio is equal or greater than 2.0 to 1.0); and

•	The amount (dividend payments) cannot exceed the sum of: 100% of cumulative consolidated net income of the company accrued on a cumulative basis, beginning on January 1, 2011 to the end of the most recent fiscal quarter for which financial statements have been provided to the Trustee, deducting any non-cash charges or expense (other than depreciation and amortization), non-cash gains and the cumulative effect of changes in accounting principles.

Note 12 – Deposits, Loans and Other Debit Balances, including Derivative Instruments

Composition:

	As at December 31
	2014	2013
	US$ thousands
Deposits in banks and others – restricted cash	29,700	3,963
Financial derivatives not used for hedging	322	—
Tower-series 9 options (1)	10,056	1,706
Long-term loans (2)	—	33,767
Other receivables (3)	34,580	40,608

	74,658	80,044

(1)	1,669,795 series 9 options of Tower are held by Kenon to purchase 1,699,795 shares of Tower exercisable up to June 27, 2017 at an exercise price of $7.35 per option.
(2)	As of December 31, 2013, mainly ZIM’s loans to associated companies regarding which the repayment terms have not been determined, bearing PIK interest (mainly Belgium prime + 2%). The interest and the principal will be repaid at the same time.
(3)	As of December 31, 2014 and 2013, other receivables correspond mainly to non-current prepaid expenses (connecting to high voltage and gas contract) in O.P.C.

Note 13 – Property, Plant and Equipment

A.	Composition

	As at December 31, 2014
	Balance at beginning of year	Additions	Disposals	Impairment	Differences in translation reserves	Companies entering the consolidation	Companies exiting the consolidation	Balance at end of year
	US$ thousands

Cost
Land, land development, roads, buildings and leasehold improvements	297,115	24,991	(511)	—	(4,935)	7,062	(43,104)	280,618
Installations, machinery and equipment	1,513,921	110,413	(8,704)	—	(58,677)	259,194	(36,671)	1,779,476
Dams	138,538	—	(278)	—	—	—	—	138,260
Office furniture and equipment, motor vehicles and other equipment	90,788	6,803	(3,129)	—	(1,651)	3,707	(53,137)	43,381
Vessels	2,317,153	3,545	—	—	—	—	(2,320,698)	—
Containers	683,311	3,208	(11,891)	—	—	—	(674,628)	—

	5,040,826	148,960	(24,513)	—	(65,263)	269,963	(3,128,238)	2,241,735
Plants under construction	387,773	405,771	(314)	—	(23)	480	(4,006)	789,681
Spare parts for installations	17,438	28,677	(861)	—	(1,099)	3,004	(20,075)	27,084

	5,446,037	583,408	(25,688)	—	(66,385)	273,447	(3,152,319)	3,058,500

Accumulated depreciation
Land, land development, roads, buildings and leasehold improvements	81,719	7,538	(222)	2,229	(193)	52	(26,650)	64,473
Installations, machinery and equipment	360,101	94,657	(2,205)	17,356	(3,596)	—	(36,814)	429,499
Dams	28,944	1,674	(30)	14,901	—	—	—	45,489
Office furniture and equipment, motor vehicles and other equipment	58,959	5,154	(1,328)	187	(95)	267	(42,315)	20,829
Vessels	714,828	44,017	—	—	—	—	(758,845)	—
Containers	341,011	23,266	(8,886)	—	—	—	(355,391)	—

	1,585,562	176,306	(12,671)	34,673	(3,884)	319	(1,220,015)	560,290

	3,860,475	407,102	(13,017)	(34,673)	(62,501)	273,128	(1,932,304)	2,498,210

Prepayments on account of property, plant & equipment	—							4,577

	3,860,475							2,502,787

Note 13 – Property, Plant and Equipment (Cont’d)

	As at December 31, 2013
	Balance at beginning of year	Additions	Disposals	Transfers and reclassifications		Differences in translation reserves	Companies entering the consolidation	Companies exiting the consolidation	Balance at end of year
	US$ thousands
Cost
Land, land development, roads, buildings and leasehold improvements	292,559	10,278	(62)	35,129		3,792	1,618	(46,199)	297,115
Installations, machinery and equipment	993,760	58,561	(5,366)	408,362	*	34,893	23,711	—	1,513,921
Dams	138,538	—	—	—		—	—	—	138,538
Office furniture and equipment, motor vehicles and other equipment	102,240	22,570	(8,605)	—		590	49	(26,056)	90,788
Vessels	2,341,404	645	(24,896)	—		—	—	—	2,317,153
Containers	797,413	9,773	(123,875)	—		—	—	—	683,311

	4,665,914	101,827	(162,804)	443,491		39,275	25,378	(72,255)	5,040,826
Plants under construction	615,514	196,674	—	(424,415	)*	—	—	—	387,773
Spare parts for installations	7,896	27,056	(26)	(19,076)		234	1,354	—	17,438

	5,289,324	325,557	(162,830)	—		39,509	26,732	(72,255)	5,446,037

Accumulated depreciation
Land, land development, roads, buildings and leasehold improvements	83,307	7,997	(584)	—		356	—	(9,357)	81,719
Installations, machinery and equipment	291,900	68,201	(1,924)	—		1,924	—	—	360,101
Dams	27,206	1,738	—	—		—	—	—	28,944
Office furniture and equipment, motor vehicles and other equipment	69,897	6,035	(2,174)	—		(62)	—	(14,737)	58,959
Vessels	639,755	89,528	(14,455)	—		—	—	—	714,828
Containers	355,972	50,782	(65,743)	—		—	—	—	341,011

	1,468,037	224,281	(84,880)	—		2,218	—	(24,094)	1,585,562

	3,821,287	101,276	(77,950)	—		37,291	26,732	(48,161)	3,860,475

Prepayments on account of property, plant & equipment	101,685								—

	3,922,972								3,860,475

(*)	Reclassification

Note 13 – Property, Plant and Equipment (Cont’d)

B.	Depreciated balances

	As at December 31
	2014	2013
	US$ thousands
Land, land development, roads, buildings and leasehold improvements	216,145	215,396
Installations, machinery and equipment	1,349,977	1,153,820	*
Dams	92,771	109,594
Office furniture and equipment, motor vehicles and other equipment	22,552	31,829
Vessels	—	1,602,325
Containers	—	342,300
Plants under construction	789,681	387,773	*
Spare parts for installations	27,084	17,438

	2,498,210	3,860,475

(*)	Reclassification

C.	During the period ended December 31, 2014, I.C.Power acquired assets with a cost of $576,588 thousand, mainly for the construction of the Cerro del Aguila and Samay I projects, the acquisition of Las Flores power plant, and $272,865 thousand in connection with AEI Nicaragua Holdings Ltd, AEI Jamaica Holdings Ltd, AEI Guatemala Holdings Ltd and Surpetroil business combinations, see note 11.A.1.6.

Cerro del Aguila (CDA) is a run-of-the-river hydroelectric project on the Mantaro River located in Huancavelica, in central Peru. The plant will have an installed capacity of 510 MW. Construction of the hydroelectric plant is underway (approximately 64% advanced as of December 31, 2014). It is expected that CDA will commence commercial operation during the second half of 2016 and it is estimated to cost approximately $910,000 thousand, including a $50,000 thousand budget for contingencies. The CDA Project is financed with a $591,000 thousand syndicated credit facility, representing 65% of the total estimated cost of the project, with export credit agencies, development banks and private banks, and is collateralized by the assets of the project. The remaining 35% of the CDA Project’s cost has been financed with equity from each of Inkia and Energía del Pacífico, in proportion to their ownership interests in CDA.

On November 29, 2013, Samay I won a public bid auction conducted by the Peruvian Investment Promotion Agency to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600 MW at an estimated cost of $380,000 thousand, approximately 80% of which is to be financed with a $311,000 thousand seven-year syndicated secured loan agreement with Bank of Tokyo, Sumitomo and HSBC and approximately 20% of which has been financed with equity from each of Inkia and Energía del Pacífico. Samay I’s agreement with the Peruvian government is for a 20-year period, with fixed monthly capacity payments and pass-through of all variable costs. Construction of Samay I’s thermoelectric plant is in its early stages and it is expected that Samay I will commence commercial operations in mid-2016, in accordance with the terms of its agreement with the Peruvian government.

In April 2014, Kallpa Generacion S.A., a subsidiary of Inkia, completed its $114,000 thousand purchase of the 193 MW single turbine natural gas fired plant “Las Flores”, located in Chilca, Peru. Las Flores, which commenced its commercial operation in May 2010, permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises.

D.	In I.C. Power, property, plant and equipment includes assets acquired through financing leases. As at December 31, 2014 and 2013, the cost and corresponding accumulated depreciation of such assets are as follows:

	US$ thousands
	As of December 31, 2014			As of December 31, 2013
	Cost	Accumulated depreciation	Net cost	Cost	Accumulated depreciation	Net cost

Land and buildings	42,280	(4,488)	37,792	29,880	(3,509)	26,371
Plant and equipment	277,272	(88,679)	188,593	178,516	(72,409)	106,107

	319,552	(93,167)	226,385	208,396	(75,918)	132,478

Note 14 – Intangible Assets

A.	Composition:

	Goodwill	Customer relationship*	Technology*	Software	Others **	Total
	US$ thousands
Cost
Balance as at January 1, 2013	88,028	16,601	50,476	107,954	28,618	291,677
Acquisitions as part of business combinations	—	—	—	—	2,503	2,503

Acquisitions – self development	—	—	12	7,026	8,757	15,795

Sales	—	—	—	(28)	(2,194)	(2,222)

Exit from consolidation	—	—	—	(109)	—	(109)

Translation differences	(2,378)	—	46	12	1	(2,319)

Balance as at December 31, 2013	85,650	16,601	50,534	114,855	37,685	305,325

Acquisitions as part of business combinations	25,765	24,473	—	137	5,708	56,083

Acquisitions – self development	—	—	—	2,939	15,537	18,476

Sales	—	—	—	(196)	—	(196)

Exit from consolidation	(28,367)	—	(50,534)	(116,142)	(5,472)	(200,515)

Translation differences	(1,564)	—	—	(71)	1	(1,634)

Balance as at December 31, 2014	81,484	41,074	—	1,522	53,459	177,539

Amortization and impairment
Balance as at January 1, 2013	12,927	7,781	46,023	56,752	7,171	130,654

Amortization for the year	4	1,415	631	11,226	1,319	14,595

Eliminations	—	—	—	(80)	(2,194)	(2,274)

Translation differences	—	—	782	(15)	—	767

Balance as at December 31, 2013	12,931	9,196	47,436	67,883	6,296	143,742

Amortization for the year	—	3,395	843	5,513	747	10,498

Acquisitions – business combination	—	—	—	109	—	109

Sales	—	—	—	(196)	—	(196)

Exit from consolidation	(12,931)	—	(48,986)	(72,582)	(3,012)	(137,511)
Impairment	15,537	—	—	—	—	15,537

Translation differences	—	—	707	(18)	—	689

Balance as at December 31, 2014	15,537	12,591	—	709	4,031	32,868

Carrying value
As at January 1, 2013	75,101	8,820	4,453	51,202	21,447	161,023

As at December 31, 2013	72,719	7,405	3,098	46,972	31,389	161,583

As at December 31, 2014	65,947	28,483	—	813	49,428	144,671

*	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.
**	The 2014 and 2013 additions in the caption “others” include mainly development cost. Expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the Company currently operates. These projects have different level of advance such as: temporal concessions, environmental impact studies in process and others.

As of December 31, 2014, balance of “others” intangible assets mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with CDA project.

Note 14 – Intangible Assets (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31
	2014	2013
	US$ thousands
Intangible assets with a finite useful life	30,002	58,929
Intangible assets with an indefinite useful life or not yet available for use	114,669	102,654

	144,671	161,583

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to the cash-generating units is as follows:

	As at December 31
	2014		2013
	US$ thousands
Goodwill
I.C. Power and its subsidiaries	60,029	*	51,627
ZIM and its subsidiaries	—		15,174
Other	5,918		5,918

	65,947		72,719

*	Goodwill arises from the following Group entities in I.C Power (cash generating unit):

	As at December 31
	2014	2013
	US$ thousands
Nejapa Power Company LLC and Compañia de Energía de Centroamerica S.A. de C.V.	40,693	40,693
Kallpa Generación S.A.	10,934	10,934
Surpetroil S.A.C.	8,402	—

	60,029	51,627

The recoverable amount of each CGU is based on the estimated value in use using discounted cash flows. The cash flows are derived from the 5-year budget approved by the Board of Directors and its Shareholders.

The key assumptions used in the estimation of the recoverable amount are set below. The values assigned to key assumptions represent management’s assessment of future trends in the power sector and have been based on historic data from external and internal sources.

	2014	2013
Discount rate	In percent
Peru	6.9	7.6
El Salvador	9.2	9.7
Colombia	11.1	—
Terminal value growth rate	2.0	2.0

The discount rate is a post-tax measure based on the characteristics of each CGU with a possible debt leveraging of 43% in 2014 and of 40% in 2013.

Note 14 – Intangible Assets (Cont’d)

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long term inflation.

In addition to the discount and growth rates, the key assumptions used to estimate future cash flows, based on past experience and current sector forecasts, are as follows:

•	Existing power purchase agreements (PPAs) signed

•	Investment schedule - The management has used the updated investment schedule in countries in which those companies operate, in order that the supply satisfies the demand growth in an efficient manner.

•	The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•	Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand - Demand forecast has taken into consideration the best economic performance as well as growth forecasts of different sources.

•	Technical performance- The forecast take into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

Note 15 – Loans and Credit from Banks and Others

This Note provides information regarding the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 30, in connection with financial instruments.

	As at December 31
	2014	2013**
	US$ thousands

Current liabilities
Short-term credit:
Short-term loans from financial institutions	58,137	228,475
Long-term liabilities reclassified to short-term*	—	1,505,000

	58,137	1,733,475

Current maturities of long-term liabilities:
Loans from financial institutions	56,757	181,027
Non-convertible debentures	17,010	32,584
Liability in respect of financing lease	29,582	81,421
Other	—	96,932

	103,349	391,964

Total current liabilities	161,486	2,125,439

Non-current liabilities
Non-convertible debentures	703,952	669,724
Loans from banks and financial institutions	1,373,245	882,606
Other long-term balances	48,486	325,061
Liability in respect of financing lease	193,538	441,160

Total other long-term liabilities	2,319,221	2,318,551
Less current maturities	(103,349)	(391,964)

Total non-current liabilities	2,215,872	1,926,587

*	Long-term loans and other liabilities that were reclassified from long-term to short-term (see Note 15.C.1) are presented in Section A below based on the expected repayment dates, which would have been required if they had not been reclassified to short-term.
**	ZIM’s debentures and unsecured debt were annulled as part of ZIM’s debt restructuring.

Note 15 – Loans and Credit from Banks and Others (Cont’d)

Composition of I.C. Power loans from Banks and Others

			As at December 31, 2014		As at December 31, 2013
			US$ thousands
	Nominal Annual Interest rate	Maturity	Current	Non- Current	Current	Non- Current
Short-term loans from banks
Ceep
Various entities	3.25 - 4.00%	2014/2015	5,000	—	22,850	—
Kallpa Generación
Banco de Crédito del Perú	1.15%	2015	29,107	—	—	—
Cobee
Various entities	5.00%-7.00%	2014/2015	12,503	—	7,601	—
Acter
Credit Suisse (D)	LIBOR + 4%	2014	—	—	122,073	—
Surpetroil
Various entities	3.10 - 3.93%	2015	1,527	—	—	—
PQP
Banco Industrial Guatemala	4.75%	2015	10,000	—	—	—

Subtotal			58,137	—	152,524	—

Loans from Banks and others
Financial institutions:
Cobee
Various entities	TRE+4.75- TRE+6.0%	2014	—	—	678	—
Kallpa Generación (E)
Syndicated Loan – Various entities	LIBOR+5.75%	2019	13,895	58,663	13,788	72,559
Central Cardones (F)
Tranche One
BCI / Banco Itaú	LIBOR+1.9%	2021	3,276	25,536	3,024	28,812
Tranche Two
BCI / Banco Itaú	LIBOR+2.8%	2017	—	19,384	—	19,384
Cerro del Aguila (G)
Tranch A	LIBOR+4.25%	2024	—	257,022	—	62,792
Tranche B	LIBOR+4.25%	2024	—	138,396	—	33,811
Tranche 1D	LIBOR+4.25%	2024	—	31,766	—	7,761
Tranche 2D	LIBOR+2.75%	2024	—	17,105	—	4,179
Samay I (H)
Sumitomo /HSBC / Bank of Tokyo	LIBOR+2.125%	2021	—	144,636	—	—
Colmito (I)
Banco Bice	7.90%	2028	622	19,176	—	—
Empresa Energética Corinto, Ltd.
Banco de América Central (BAC)	8.35%	2018	2,634	9,392	—	—
Tipitapa Power Company, Ltd.
Banco de América Central (BAC)	8.35%	2018	1,951	5,781	—	—
Consorcio Eólico Amayo, S.A.(J)
Banco Centroamericano de Integración Económica	8.45% - LIBOR+4%	2023	4,533	47,147	—	—
Consorcio Eólico Amayo (Fase II), S.A.(K)
Various entities	LIBOR+5.75, 8.53%, 10.76%	2025	2,838	34,209	—	—
Jamaica Private Power Company
Royal Bank of Canada	LIBOR + 5.50%	2017	2,983	3,990	—	—
Burmeister & Wain Scandinavian Contractor A/S	3.59%	2018	315	897	—	—
Surpetroil S.A.S.
Banco Corpbanca Colombia S.A.	DTF + 3.9%	2015	135	—	—	—

Note 15 – Loans and Credit from Banks and Others (Cont’d)

			As at December 31, 2014		As at December 31, 2013
			US$ thousands
	Nominal Annual Interest rate	Maturity	Current	Non-Current	Current	Non- Current
PQP (i)
Banco Industrial	LIBOR + 4.50%	2019	4,757	17,034	—	—
OPC Rotem Ltd
Lenders Consortium (M)	4.85% - 5.36%	2030	18,818	381,246	19,459	448,681
Dalkia Israel Ltd. (N)		2016	—	19,060	—	19,012
IC Israel Ltd (O)
Facility A - Amitim and Menora
Pension Funds	4.85%/7.75%	2017	—	39,902	—	—
Facility B - Amitim and Menora
Pension Funds	7.75%	2029	—	53,203	—	—
IC Power Ltd
Bank Hapoalim New York	1.25%	2016	—	12,003	—	—

			56,757	1,335,548	36,949	696,991

Liabilities in respect of finance leases:
Kallpa Generación
Banco de Crédito del Perú/ Citibank (P)	LIBOR+3.00%	2016	8,901	2,335	8,242	11,235
Banco de Crédito del Perú (Q)	6.55%	2017	6,473	28,667	6,399	35,141
Scotiabank Perú (R)	7.57%	2018	7,140	37,755	7,065	44,895
Banco de Crédito del Perú (S)	7.15%	2023	6,624	94,440	—	—
Surpetroil S.A.S.
Banco de Occidente S.A.	DTF + 3.5%	2017	444	759	—	—

			29,582	163,956	21,706	91,271

Subtotal			86,339	1,499,504	58,655	788,262

Debentures
Cobee
Bonds Cobee II (T)	9.40%	2015	6,803	—	6,800	6,803
Bonds Cobee III-1A (U)	5.00%	2014	—	—	4,000	—
Bonds Cobee III-1B (U)	6.50%	2017	—	3,500	—	3,500
Bonds Cobee III-1C (bolivianos) (U)	9.00%	2020	—	6,343	—	6,344
Bonds Cobee III-2 (U)	6.75%	2017	—	5,000	—	5,000
Bonds Cobee III-3 (U)	7.00%	2022	—	6,160	—	6,160
Bonds Cobee IV – 1A (V)	6.00%	2018	—	3,967	—	—
Bonds Cobee IV – 1B (V)	7.00%	2020	—	3,964	—	—
Bonds Cobee IV – 1C (V)	7.80%	2024	—	12,020	—	—
Cobee Bonds- IV Issuance 3 (V)	6.70%	2019	—	4,950	—	—
Cobee Bonds- IV Issuance 4 (V)	7.80%	2024	—	15,029	—	—
Kallpa Generación
Kallpa Bonds (W)	8.50%	2022	10,207	149,105	6,768	159,311
Inkia Energy Ltd
Inkia Bonds (X)	8.38%	2021	—	447,357	—	447,014
Cepp
Cepp Bonds (Z)	6.00 - 7.75%	2014/2019	—	24,755	15,000	—

			17,010	682,150	32,568	634,132

Cobee
Cobee Bonds (Premium)		2014 - 2024	—	4,792	16	3,008

Subtotal			17,010	686,942	32,584	637,140

Total			161,486	2,186,446	243,763	1,425,402

Note 15 – Loans and Credit from Banks and Others (Cont’d)

A.	Classification based on currencies and interest rates

	Weighted-average interest rate	As at December 31
	12/31/14	2014	2013
	%	US$ thousands
Current liabilities (without current maturities)

Short-term loans from financial institutions

In dollars	4.43	15,000	194,948
In euro	—	—	8,838
In other currencies	2.59	43,137	24,689

		58,137	228,475

Long-term liabilities (including current maturities)

Non-convertible debentures
In CPI-linked shekels (ZIM)	—	—	191,607
In dollars	8.17	661,200	694,659
In other currencies	6.12	42,752	14,620

		703,952	900,886

Loans from financial institutions
In dollars	5.10	860,145	1,541,087
In unlinked shekels	5.69	493,169	468,275
In other currencies	7.87	19,931	1,438

		1,373,245	2,010,800

		2,077,197	2,911,686

B.	Liability in respect of financing lease

Information regarding the financing lease liability broken down by payment dates is presented below:1

	As at December 31, 2014			As at December 31, 2013
	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals
	US$ thousands
Less than one year	40,722	11,140	29,582	115,558	34,137	81,421
From one year to five years	153,396	33,122	120,274	388,998	87,428	301,570
More than five years	48,725	5,043	43,682	171,335	32,965	138,370

	242,843	49,305	193,538	675,891	154,530	521,361

[1]	Long-term financing leases in ZIM, in the amount of $80 million, which were classified as at December 31, 2013, as short-term, are presented based on the repayment dates provided in the agreements that would have been required if they had not been reclassified to short-term.

Note 15 – Loans and Credit from Banks and Others (Cont’d)

Under the terms of the lease agreements, no contingent rents are payable.

ZIM signed lease contracts classified as a finance lease in respect of vessels and containers. The lease term for the containers ranges between 5 and 15 years. Based on most of the lease contracts for containers, ZIM has an option to acquire the containers at a price expected to be lower than the fair value on the date the option may be exercised.

C.	Restrictions on the entity due to receipt of credit

1.	ZIM

As at December 31, 2013, ZIM was not in compliance with the relevant financial covenants. As a result, long-term debentures, loans and liabilities, in the amount of $1,505 million, were reclassified to short term, in accordance with IAS 1 “Presentation of Financial Statements”. As described in Note 10.C.a., ZIM finalized the restructuring of its equity and debt, and, in connection therewith, its previous covenants were annulled.

2.	I.C. Power

Set forth below is information regarding the main financial covenants determined for I.C. Power and its subsidiaries, as part of the loan agreements:

I.C. Power companies	Debt service to coverage ratio	Minimum leverage	Hedge of interest rate
Kallpa Generacion S.A.	Not less than 1.2	Not more than 3.0	Required

COBEE (Bonds)	Greater than or equal to 1.2	Less than or equal to 1.2	Not required

Central Cardones	Greater than or equal to 1.1	Not required	Not required

JPPC	Not less than 1.1	Not more than 0.4	Not required

Amayo (Nicaragua)	Not less than 1.25	Not more than 3.33	Not required

Corinto (Nicaragua)	Not required	Not less than 3.25 until December 31, 2014, than 3.00 until December 31, 2015, than 2.50 until December 31, 2016 and 2.00 thereafter.	Not required

Tipitapa (Nicaragua)	Not required	Not less than 3.00 until December 31, 2014, than 2.75 until December 31, 2015 and 2.00 thereafter	Not required

O.P.C Rotem	Greater than or equal to 1.10 (for distribution of a dividend – greater than or equal to 1.25 and restriction of 3 years from the construction completion)	Not required	Not required

As at December 31, 2014 and December 31, 2013, I.C. Power and its subsidiaries were in compliance with the required financial covenants as stated above.

Note 15 – Loans and Credit from Banks and Others (Cont’d)

D.	Debentures

a.	Bonds Cobee II - In October 2008, COBEE a consolidated company of IC Group issued and sold in the Bolivian market $20,403 thousand aggregate principal amount of its 9.40% notes due 2015 Interest is escrowed monthly by the trustee and is paid semiannually. Principal on these notes is payable in three equal installments in 2013, 2014 and 2015. As of December 31, 2014, the aggregate outstanding principal amount under these bonds was $6,803 thousand ($13,603 thousand as of December 31, 2013).

b.	Bonds Cobee III - In February 2010, COBEE approved a bond program under which it is permitted to offer bonds in aggregate principal amounts of up to $ 40,000 thousand in multiple series. On March 12, 2010, COBEE issued and sold in the Bolivian market three series of notes in the aggregate principal amount of $13,844 thousand. The aggregate gross proceeds of these notes, which were issued at a premium, were $17,251 thousand. The Series A Notes, in the aggregate principal amount of $4,000 thousand pay interest semi-annually at the rate of 5.00% per annum through maturity in February 2014. Principal on these notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $3,500 thousand, pay interest semi-annually at the rate of 6.50% per annum through maturity in February 2017. Principal on these notes will be paid in two equal annual installments commencing in February 2016. The Series C Notes, in the principal amount of Bs.44.2 million ($6,343 thousand), pay interest semi-annually at the rate of 9.00% per annum through maturity in January 2020. Principal on these notes will be paid in four equal annual installments commencing in February 2017.

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $11,160 thousand. The aggregate gross proceeds of these notes, which were issued at premium, were $12,919 thousand. COBEE will amortize the premium reducing the interest expense related to these notes. The first series of these notes, in the aggregate of $5,000 thousand pays interest semi-annually at the rate of 6.75% per annum through maturity in April 2017. Principal on these notes is payable at maturity. The second series of these notes in the aggregate principal amount of Bs.43 million ($6,160 thousand), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. These funds were used mainly to pay a tranche of Bolivian bonds due in June 2012.

c.	Bonds Cobee IV - In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $60,000 thousand in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $19,934 thousand. The aggregate gross proceeds of these notes, which were issued at a premium, were $20,617 thousand. The Series A Notes, in the aggregate principal amount of $3,967 thousand pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. The Series B Notes, in the aggregate principal amount of $3,964 thousand pay interest semi-annually at the rate of 7.0% per annum through maturity in January 2020. The Series C Notes, in the aggregate principal amount of Bs.84 million ($12,020 thousand) pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $20,086 thousand. The aggregate gross proceeds of these notes, which were issued at a premium, were $22,100. The first series of these Notes, in the aggregate principal amount of $4,950 thousand pay interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs.105 million ($15,029 thousand) pay interest semi-annually at the rate of 7.80% per annum through maturity in October 2024.

d.	Kallpa Bonds - In November 2009, Kallpa issued $172,000 thousand aggregate principal amount of its 8.5% Bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. Kallpa received proceeds of these bonds in the aggregate amount of $36,120 thousand and $116,960 thousand in 2010 and 2011, respectively. The proceeds of these bonds are being used for capital expenditures related to Kallpa’s combined-cycle plant. Interest on these bonds accrues based on the principal received by Kallpa and is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2014 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and related assets. As of December 31, 2014, the aggregate outstanding principal amount of these bonds was $159,312 thousand ($166,079 thousand as of December 31, 2013).

Note 15 – Loans and Credit from Banks and Others (Cont’d)

e.	Inkia Bonds - On April 4, 2011, Inkia issued senior unsecured notes for an aggregate principal amount of $300,000 thousand in the international capital market under the rule 144A Regulation S. These notes accrue interest at a rate of 8.375% and will be payable semi-annually with final maturity in April 2021 and were recognized initially at fair value plus any directly attributable transaction costs. The proceeds from this issue were used mainly to finance Inkia’s equity contribution in the development of Cerro del Aguila Project and to repurchase all of the Inkia Bonds.

On September 9, 2013, Inkia reopened its 8.375% senior notes due 2021 for an aggregate principal amount of $ 150,000 thousand. The new notes have terms and conditions identical to the initial $300,000 thousand notes issued on April 4, 2011 and were issued at 104.75% plus accrued interest from April 4, 2013, resulting in gross proceeds of $ 157,125 thousand plus $5,653 thousand of accrued interest. The proceeds from this issue will be used mainly for working capital and general corporate purposes. Subsequent to initial recognition, these notes are measured at amortized cost using the effective interest method. As of December 31, 2014, the outstanding principal amount under these notes was $447,357 thousand ($447,014 thousand as of December 31, 2013).

On September 16, 2014, Inkia received the consents from holders of a majority of its outstanding US$450,000 thousand Senior Notes due 2021, in connection with its previously announced solicitation of Consents to certain proposed amendments to the Indenture, dated as of April 4, 2011.

f.	In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $25,000 thousand in multiple series. In 2011 and 2010, CEPP issued and sold $ 20,326 thousand and $4,674 thousand of its 7.75% Bonds. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds is payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued and sold $25,000 thousand of its 6.00% Bonds due in December 2018. Part of these funds was used to prepay $15,000 thousand of its 7.75% Bonds outstanding due in May 2014. As of December 31, 2014, the outstanding principal amount net of transaction costs under these notes was $24,755 thousand ($15,000 thousand as of December 31, 2013).

E.	Loans

Short-term loans from banks

Credit Suisse - On December 20, 2013, Inkia Holdings Acter, together with certain of its subsidiaries, executed a one-year secured credit agreement with Credit Suisse AG in an aggregate principal amount of $ 125,000 thousand. The loan under this facility bears interest on a quarterly basis at LIBOR plus a margin of 4% per annum and was secured with the shares of certain of Inkia’s subsidiaries: Latin America Holding I, Ltd., Latin America Holding II, Ltd. and Southern Cone Power Ltd.

As of December 31, 2013, the outstanding balance under this facility was $125,000 thousand. ($122,073 thousand. net of transaction costs). In August 2014, in connection with Inkia’s recent sale of its indirect equity interest in Edegel, Inkia repaid $126,028 thousand to Credit Suisse, representing the aggregate principal amount of debt outstanding under this facility, plus accrued interest.

Note 15 – Loans and Credit from Banks and Others (Cont’d)

Loans from banks and others

a.	Kallpa Syndicated Loan - In November 2009, Kallpa entered into a secured credit agreement in the aggregate amount of $105,000 thousand to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs. The loan under this credit agreement bear interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in February 2013 through maturity in October 2019. As of December 31, 2014, the outstanding principal amount under this credit agreement was $72,558 thousand.

b.	In connection with Inkia´s acquisition of Central Cardones in December 2011, Inkia consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $37,296 thousand and $20,884 thousand, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 20 semi-annual installments through maturity in August 2021. Loans under the second tranche bear interest at the rate of LIBOR plus 2.75% per annum, interest is payable semi-annually, and the loan matures in February 2017. As of December 31, 2014, the outstanding principal amount under these loans was $48,196 thousand.

c.	In August 2012, CDA, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, Sumitomo Mitsui Banking Corporation, as SACE agent, the Bank of Nova Scotia, as Offshore Collateral Agent, Scotiabank Peru, S.A.A., as onshore collateral agent, and certain financial institutions, as lenders, entered into a senior secured syndicated credit facility for an aggregate principal amount not to exceed $591,000 thousand to finance the construction of CDA’s project. Loans under this facility will be disbursed in three tranches.

The loans under this credit agreement are secured by CDA’s power plant and related assets, comprise three tranches and bear interest payable on quarterly basis in arrears at a rate of LIBOR plus a margin. The margin applicable to each tranche is as follows:

Tranche	Amount* US$ thousands	From July 2014 To August 2017	From August 2017 To August 2020	From august 2020 To august 2023	From august 2023 To august 2024

A	341,843	4.25%	4.75%	5.25%	5.50%
B	184,070	4.25%	5.00%	5.75%	6.25%
D	65,000	2.75%	3.25%	3.60%	3.60%

*	Up to

Tranche A loans under this facility, in an aggregate principal amount of up to $381,843 thousand, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 5.50% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A. (COFIDE).

Note 15 – Loans and Credit from Banks and Others (Cont’d)

Tranche B loans under this facility, in an aggregate principal amount of up to $184,070 thousand, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 6.25% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche B loans will be payable on August 17, 2024. Tranche B loans will be guaranteed by COFIDE.

Tranche D loans under this facility, in an aggregate principal amount of up to $65,000 thousand, are divided in two parts: Tranche 1D, in an aggregate principal amount of up to $42,250 thousand and Tranche 2D, in an aggregate principal amount of up to $22,750 thousand. Both parts will initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 3.60% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of Tranche 1D and Tranche 2D will be payable in 33 and 12 quarterly installments, respectively. Tranche 1D payments will commence on the first quarterly payment date occurring after the project acceptance by CDA and Tranche 2D payments will commence 33 quarters after project acceptance by CDA. All Tranche D loans will be secured by a credit insurance policy provided by SACE S.p.A. – Servizi Assicurativi del Commercio Estero, or SACE.

CDA received proceeds from these facilities in the aggregate amount of $462,000 thousand ($319,000 thousand and $143,000 during 2014 and 2013, respectively). This amount is shown net of $17,711 thousand of transaction costs.

d.	In December 2014, Samay I S.A. signed a project finance credit agreement with The Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC Bank in order to finance $311,000 thousand, approximately 80% of the total cost of the project. This loan bears an interest rate of LIBOR plus 2.125%. On December 18, 2014 Samay entered into an interest rate swap closing at a fixed interest rate of 0.794% for 40% of total notional and only during the construction period. During 2014, Samay received $153,000 thousand under this facility. This amount is shown net of $8,364 thousand of transaction costs.

e.	In January 2014, Colmito Spa signed a credit agreement with Banco Bice in an aggregate amount of Chilean pesos 12,579,160 thousand ($22,600 thousand). This loan bears an interest rate of 7.9% in Chilean pesos and is paid semiannually. In February 2014 Colmito entered into a cross currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars. As of December 31, 2014, the outstanding principal amount under this loan was $20,226 thousand.

As of result of the business combinations described in Note 11.A.1.6., Inkia assumed the following main long-term loans:

f.	Consorcio Eolico Amayo S.A. – In October 2007, Amayo I entered into a 15 year $71,250 thousand loan agreement with Banco Centroamericano de Integración Economica (CABEI). This loan is secured by a first degree mortgage over all the improvements executed on Amayo I´s project site, cessation of all the project contracts and the creation and maintenance of a reserve account for $2,400 thousand, to be controlled by CABEI. Part of this loan ($50,343 thousand) bears an interest rate of 8.45% and the other part ($20,907 thousand) an interest rate of LIBOR+4%, and is payable in quarterly installments.

g.	Consorcio Eolico Amayo (Fase II) S.A. – In November 2010, Amayo II entered into a 15 year $45,000 thousand loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V (FMO) and Central American Bank for Economic Integration (CABEI). This syndicated loan is secured by a list of guarantees. These loans under this credit agreement bear interest rates of 10.76%, 8.53% and LIBOR+5.75%. All three loans are payable in quarterly installments.

h.	Puerto Quetzal Power LLC – In March 2012, Puerto Quetzal Power LLC (“PQP”) signed a loan agreement with seven financial institutions for an amount of $35.0 million. The loan is payable in quarterly installments until September 2019. Interest is accrued at LIBOR plus 4.5% annually. PQP entered into an interest rate swap contract to fix its interest at a rate of 6.0% per annum. The loan is secured by a pledge of substantially all of the assets of PQP and Poliwatt Ltd (“Poliwatt”), including PQP and its subsidiaries shares.

Note 15 – Loans and Credit from Banks and Others (Cont’d)

i.	OPC Lenders Consortium – In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd. for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (hereinafter – “OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million. As part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of shareholders’ loans, commencing from the third year after the completion of OPC’s power plant. The loans are CPI linked and is repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2014 the amount of the reserve is NIS 72,150 thousand (equivalent to US$ 18,552 thousand).

j.	Dalkia Israel Ltd. – It corresponds to equity contributions made by Dalkia (OPC´s minority shareholder) and presented as a capital note. In July 2013, Dalkia paid the loan to the bank.

The date of the repayment shall be no earlier than March 2017, bearing no interest or linkage differences. As of December 31, 2014 and 2013 the balance of the capital notes is NIS 71,649 thousands ($ 19,060 thousand) and NIS 65,993 thousands ($ 19,012 thousand), respectively.

k.	IC Power Israel Ltd. (“ICPI”) - On June 22, 2014, ICPI entered into a mezzanine financing agreement with Mivtachim Social Insurance and Makefet Fund Pension (“Amitim Pension Funds”) and Menora Mivtachim Insurance Ltd in the aggregate amount of NIS 350,000 thousand ($93,105 thousand), consisting of three Facilities: (i) Tranche A bridge loan for NIS 150,000 thousand, bearing interest of 4.85% p.a. to be repaid until March 31, 2017; (ii) Tranche B long-term loan for NIS200,000 thousand, bearing interest of 7.75% p.a., repayable on annual basis until March 2029; and (iii) Tranche C (only to cover shortfall amounts) for NIS350,000 thousand. As of December 31, 2014, no disbursements have been made under Tranche C. These loans are linked to CPI.

Liabilities in respect of finance leases

l.	Citibank Perú and Banco de Crédito del Perú - In March 2006, Kallpa entered into a capital lease agreement with Citibank del Peru S.A., Citileasing S,A. and Banco de Credito del Perú under which the lessors provided financing for the construction of the Kallpa I facility at Chilca in an aggregate amount of $56,000 thousand. Under the lease agreements, Kallpa will make monthly payments beginning in December 2007 until the expiry of the lease in March 2016. These leases are secured by the assets of Kallpa in Peru. As of December 31, 2014, the aggregate outstanding principal amount under this lease was $11,236 thousand. The lease bears an interest rate of 90 day LIBOR plus 3.00%. Kallpa entered into an interest rate swap to fix the interest rate, see note 17(b).

m.	Banco de Crédito del Perú - In December 2007, Kallpa entered into a capital lease agreement with Banco de Credito del Perú under which the lessor provided financing for the construction of the Kallpa II turbine in an aggregate amount of $81,500 thousand. Under the lease agreement, Kallpa will make monthly payments beginning in December 2009 until the expiry of the lease in December 2017. These leases are secured by the assets of Kallpa in Peru. As of December 31, 2014, the aggregate outstanding principal amount under this lease was $35,140 thousand. The lease bears an interest rate of 90 day LIBOR plus 2.05%. Kallpa entered into an interest rate swap to fix the interest rate.

n.	Scotiabank - In October 2008, Kallpa entered into a capital lease agreement with Scotiabank Peru under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $88,000 thousand. Under the lease agreement, Kallpa will make monthly payments beginning in September 2010 until the expiry of the lease in July 2018. As of December 31, 2014, the aggregate outstanding principal amount under this lease was $44,895 thousand. The lease bears a fixed interest rate of 7.57% p.a.

o.	In April 2014, Kallpa entered into a capital lease agreement with Banco de Credito del Peru for $ 107,688 thousand in order to finance the acquisition of the 193MW single turbine natural gas fired plant Las Flores from Duke Energy. Under the lease agreement, Kallpa will make quarterly payments beginning in July 2014 until the expiry of the lease in October 2023. The lease bears a fixed interest rate of 7.15% p.a.

Note 15 – Loans and Credit from Banks and Others (Cont’d)

F.	Regarding commitments secured by liens – see Note 20.D.

G.	The split-up of IC’s holdings may result in a change of control under debt instruments on Group’s subsidiaries or associated companies, which required such companies to obtain a waiver, or failing that, may result in an event of default under such instruments which could permit the lenders to declare all amounts thereunder to be due and payable. As a result, and to avoid any change of control or event of default implications, some of our subsidiaries or associated companies received waivers from their creditors.

Note 16 – Trade Payables

	As at December 31
	2014	2013
	US$ thousands
Open accounts	144,333	504,556
Checks payable	155	5,781

	144,488	510,337

Note 17 – Other Payables and Credit Balances, including Derivative Instruments

	As at December 31
	2014	2013
	US$ thousands
Current liabilities:
Financial derivatives not used for hedging	1,318	2,006
Financial derivatives used for hedging	14,868	15,476
The State of Israel and government agencies	562	11,642
Employees and payroll-related agencies	3,039	13,377
Customer advances and deferred income	1,526	25,489
Accrued expenses	16,369	77,640
Employee benefits	1,750	24,537
Interest payable	17,260	13,626
Other(a)	57,473	64,261

	114,165	248,054

Non-current liabilities:
Financial derivatives not used for hedging	2,798	3,182
Financial derivatives used for hedging	18,247	6,915

	21,045	10,097

(a)	It corresponds mainly to payables related to CDA and Puerto Bravo projects in the amount of $29,697 thousand and $16,173 thousand in 2014 and 2013 respectively.

Note 18 – Provisions

It corresponds mainly to a provision made by an IC Power´s subsidiary as a result of a regulator charge. Expenses related to this provision were recognized in the cost of sales in the amount of $51,875 thousand and $20,742 thousand in 2014 and 2013 respectively.

Note 19 – Employee Benefits

A.	Composition

	As at December 31
	2014	2013
	US$ thousands
Present value of obligations (see section (F) below)	—	60,752
Fair value of the plan assets (see section (F) below)	—	(24,502)

Recognized liability for defined benefit obligations	—	36,250
Termination benefit – liability for early retirement	6,219	37,544
Other long-term benefits	—	17,117
Short-term benefits:
Liability for annual leave	—	7,549
Current portion of liability for early retirement	1,750	7,153
Other	—	9,835

Total employee benefits	7,969	115,448

Presented in the statements of financial position as follows:
Short-term – see Note 17	1,750	24,537
Long-term	6,219	90,911

	7,969	115,448

B.	Defined contribution pension plans

According to the Israeli Severance Pay Law – 1963, an employee who is dismissed, or who reaches retirement age, is entitled to severance payments, in a sum equal, in essence, to 8  1⁄3% of his last monthly salary multiplied by the actual months of employment (hereinafter – Severance Obligation).

The Severance Pay Law allows employers to be relieved from part or all of the Severance Obligation by making regular deposits to pension funds and insurance companies, if it is approved (beforehand) by a relevant regulation or Collective Agreement. Some companies make regular deposits to pension funds and insurance companies.

With respect to some of its employees, the companies make such payments replacing their full Severance Obligation regarding those employees and, therefore, treat those payments as if they were payments to a defined contribution pension plan. With respect to most of the other employees, the companies make such payments replacing only (6%)/(8 1⁄3%) of the respective Severance Obligation. Therefore, the Group treats those payments as payments to a defined contribution pension plan and treats the remainder (2 1⁄3%)/(8 1⁄3%) as payments to a defined benefit pension plan.

C.	Defined benefit pension plan

(i)	The post-employment liability included in the statement of financial position represents the balance of liabilities not covered by deposits and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law and the salary components which Management believes entitle the employees to receipt of compensation.

In order to cover their pension and severance liabilities, certain subsidiaries make regular deposits with recognized pension and severance pay funds in the employees’ names and purchase insurance policies.

The reserves in compensation funds include accrued linkage differentials (for Israeli CPI), interest accrued and deposited in compensation funds in banks and insurance companies. Withdrawal of the reserve monies is contingent upon fulfilment of detailed provisions in the Severance Pay Law.

(ii)	ZIM retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift and vouchers. The liability in respect of these costs accumulates during the service period. The contractual costs are in respect of the post-employment period, and are based on an actuarial calculation for existing retirees and for the serving employees entitled to this benefit according to their contractual retirement age.

Note 19 – Employee Benefits (Cont’d)

D.	Other long-term employee benefits

Provision for annual absence

Under the labor agreements, employees retiring with pension benefits are entitled to certain compensation in respect of unutilized annual absence. The provision was calculated on the basis of actuarial calculations. The assumptions in connection with this section based on the experience according to the likelihood of payment of annual absence pay at retirement age and utilization of days by the LIFO method.

E.	Movement in the present value of the defined benefit pension plan obligation

	For the Year Ended December 31
	2014	2013	2012
	US$ thousands
Defined benefit obligation at 1 January	60,752	61,204	56,278
Benefits paid by the plan	(3,554)	(5,436)	(1,556)
Current service cost and interest	1,576	3,032	5,502
Foreign currency exchange rate changes in plan of which the relevant functional currency is different from the entity’s functional currency recognized directly in other comprehensive income	—	—	(1,380)
Foreign currency exchange rate changes in plan measured in a currency different from the entity’s functional currency	453	3,177	1,255
Exit from the consolidation	(63,462)	(1,869)	—
Actuarial losses recognized in other comprehensive income	4,235	644	1,105

Defined benefit obligation at 31 December	—	60,752	61,204

Movement in the present value of plan assets

	For the Year Ended December 31
	2014	2013	2012
	US$ thousands
Fair value of plan assets at 1 January	24,502	26,671	23,364
Contribution paid into the plan	793	1,245	1,729
Benefits paid by the plan	(2,901)	(3,670)	(1,273)
Return on plan assets	486	916	998
Foreign currency exchange rate changes in plan of which the relevant functional currency is different from the entity’s functional currency recognized directly in other comprehensive income	—	137	(1,380)
Foreign currency exchange rate changes in plan measured in a different from the entity’s functional currency	184	1,203	2,821
Exit from the consolidation	(23,064)	(2,000)	412

Fair value of the plan assets at 31 December	—	24,502	26,671

Note 20 – Contingent Liabilities, Commitments and Concessions

A.	Guarantees

1.	Non-financial guarantees

Pursuant to the terms of the tender for the power plant construction, OPC provided a bank guarantee in favor of the Ministry of Infrastructures, in the amount of $1 million (approx. NIS 3.9 million), that was collateralized by Israel Corporation and Dalkia in accordance with their proportionate interests.

According to the PPA, on February 2014, I.C. Power issued two guarantees in favor of Israel Electric Company (“IEC”) in the amount of NIS 52 million ($13 million) and NIS 48 million ($12 million) (linked to CPI). These guarantees were collateralized by IC Power and Dalkia in accordance with their proportionate interests. These guarantees replaced the previous guarantee in the amount of NIS 125 million ($31 million) as of December 31, 2013.

In 2011, I.C. Power together with IC and Dalkia, provided an owner’s guarantees of NIS 80,000 thousand ($20,571 thousand) and NIS 20,000 thousand ($5,143 thousand), respectively, as part of the Facility Agreement. These guarantees are linked to the CPI of November 2010. As of December 31, 2014, the amount of the guarantees was NIS 106,000 thousand ($27,256 thousand).

In December 2014, in light of Israel Corporation spinoff, OPC replaced IC guarantee with one from I.C. Power as well as NIS 45,000 thousand ($ 11,571 thousand) cash deposit as collateral.

2.	Financial guarantees

IC has provided financial guarantees to Chery, in respect of an obligation of Qoros, in the amount of $142 million (see Note 10.C.6.8.).

B.	Claims

1.	ZIM

a.	On August 5, 2014, a request was filed in the District Court in Tel-Aviv–Jaffa (the Economics Division) for certification of a claim as a derivative claim (hereinafter – “the Request for Certification”), by a IC’s shareholder that allegedly holds 19 of IC’s shares (hereinafter – “the Requesting Party”) against the IC, ZIM, Messrs. Gideon Langholtz, Oded Dagani, Zahavit Cohen and Michael Bricker (who serve as Corporation directors) and against Millennium Investments Elad Ltd. (hereinafter – “Millennium”) and Mr. Idan Ofer (hereinafter – “the Respondents”). A copy of the statement of claim is attached to the Request for Certification.

In brief, the Requesting Party contends that the Corporation’s undertaking and its execution of an interested party transaction as part of ZIM’s debt arrangement were made in violation of the authorization and contrary to the approval of the General Meeting of IC’s shareholders, and also that the precondition for IC’s undertaking in this transaction was not fulfilled. In this context, the Requesting Party refers to the condition for transfer of ZIM’s shares by virtue of the Special State Share, which the Requesting Party claims was not fulfilled. The Requesting Party further argues that as a result of this undertaking and its execution, the Corporation suffered damage, which in the Requesting Party’s estimation amounts to tens of millions of dollars. As part of the Request for Certification, the Court is requested to require the Respondents (except for the Corporation and ZIM) to convene an additional meeting of the shareholders whereat it will be decided whether to approve IC’s undertaking in ZIM’s debt arrangement, or alternatively to instruct the Respondents (except for IC) to compensate IC in an amount of not less than $27.4 million, as a result of the lower value of the ZIM shares issued to IC due to non-compliance with the precondition, as contended. In addition, the Requesting Party claims various causes of action against the directors noted above, the members of the Special Committee of the Board of Directors for Accompaniment of ZIM’s Debt Arrangement, including breach of a legislative duty, violation of an authorization, breach of the duty of caution and the duty of trust, as well as that they, Millenium and Mr. Ofer, as the controlling shareholders of IC, were required to act to convene an additional General Meeting of the shareholders.

Concurrently, the Requesting Party filed a request that the parties shall submit their contentions in writing with short timeframes and that a close date be set for hearing the Request for approval of the claim as a derivative claim (hereinafter – “the Request to Set Dates”).

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

After all the responses (objections) were filed on behalf of the respondents and after the Requesting Party replied to these responses, the Court determined, in its decision dated August 26, 2014, that no grounds were found for specially accelerating the proceedings.

On October 5, 2014, IC filed a request for postponement of the dates for submission of statements of claims and dates. After the reply (objection) of the Requesting Party was filed, the Court decided, in its decision dated October 7, 2014, that the responses to the request for approval are to be filed no later than November 9, 2014, the reply of the Requesting Party is to be filed no later than November 30, 2014 and the hearing is to be held on December 15, 2014.

On November 9, 2014, the Requesting Party filed a request with the Court to instruct IC and ZIM to disclose various documents, pursuant to Section 198(A) of the Companies Law, 1999. On the same date, the Court instructed IC and ZIM to respond to the request no later than November 26, 2014 and the Requesting Party to reply to the response no later than December 3, 2014.

On November 11, 2014, (after an agreed postponement) the response (objection) was filed on behalf of IC to the request for approval (concurrent with the filing of the responses of ZIM and the directors and the short notice on behalf of the controlling shareholders). In brief, IC contends that the request for approval of the claim as a derivative claim must be rejected, both summarily (due to incongruity between the main relief requested therein – issuance of an Order instructing convention of another General Meeting of IC’s shareholders – and the hearing course of a derivative claim), as well as substantively, since the claim does not show a cause having a chance against any of the respondents; is not for the benefit of IC; suffers from delay and is directed against “an act already committed”; indicates the impropriety of the Requesting Party, along with other defects in the request for approval, as detailed in the response. On November 18, 2014, the Requesting Party filed a request to cancel the request for disclosure of documents to the extent it relates to ZIM. On November 19, 2014, the Requesting Party filed a request to instruct IC to deliver the documents requested for disclosure without blacking out the restricted parts. On the same date, the Court instructed IC to make reference to this request as part of its response to the request for disclosure of documents. On November 23, 2014, IC responded to the request for disclosure of documents.

On January 20, 2015, the Court notified that the Securities Authority decided to assist in paying the expenses of the proceeding.

On February 16, 2015, an agreed to request was submitted for approval of the schedule of hearings, and on the same date the Court determined that the Requesting Party is to submit its summations no later than March 12, 2015, the Respondents (including the Corporation) are to submit their summations no later than April 18, 2015, and the Requesting Party is to submit reply summations within 12 days from the date on which the summations of the Respondents are received.

At this stage of the proceedings, it is difficult for IC to estimate the chances of the claim and its risks. In any event, the derivative claim does not pose a significant threat of a liability for a monetary amount on the part of IC.

b.	On May 22, 2014 ZIM filed with the District Court in Haifa an urgent motion under Section 350(a) of the Israeli Companies Law, 1999 (the “Companies Law”) for convening of a meeting of ZIM’s shareholders and holders of rights to receive and/or acquire shares from ZIM (“options”). The subject matter of the said motion is the convening of the said meeting which shall vote on an arrangement under Section 350 of the Companies Law according to which on the closing of the creditors’ arrangement by and among ZIM and its financial creditors and others, all ZIM’s shares and rights to receive and\or acquire ZIM’s shares shall be declared null and void (other than rights to convert debts thereof into its shares which will be cancelled under agreements with the relevant creditors by the said closing). In addition, under the said proceedings the Court is requested to revise the Special State Share under ZIM’s Articles of Association, while cancelling limitations on the transferability of the Special State Share and other revisions with respect to certain aspects of the said share, or alternatively, declare it null and void and to approve the cancellation of ZIM’s memorandum and the adoption of new Articles of Association. On May 26, 2014, the Court ruled, among others, to convene a meeting of ZIM’s ordinary shareholders’ and option holders, to appoint a trustee in connection with the proposed arrangement and, with respect to the Special State Share, that in the event ZIM and the State would not reach an agreement on this issue, the Court will conduct a hearing on this matter. On July 15, 2014, the Court confirmed the restructuring arrangement by and among ZIM, its shareholders, and holders of rights to receive and/or acquire shares of ZIM. According to this arrangement, on the closing of ZIM’s debt restructuring, all of ZIM’s shares (other than the Special State Share) and options shall become null and void. In addition, pursuant to the Court’s ruling, ZIM’s memorandum has been cancelled, and ZIM’s articles of association were also replaced by new articles of association. On July 16, 2014, ZIM completed its restructuring. See Note 10.C.a.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

2.	I.C. Power

a.	Nejapa Power Company, LLC

Legal process with a Minority shareholder

Crystal Power, Nejapa’s minority shareholder brought claims against Nejapa Holdings and Inkia Salvadorian, Limited, collectively, the Inkia Defendants, as well as against the majority shareholder of Nejapa Holdings, and certain subsidiaries of El Paso Corporation (the former owner of Inkia’s interest in Nejapa Holdings), before the Court of the State of Texas at Brazoria County. The claims against the Inkia Defendants included claims relating to an issuance of new shares to Crystal Power by Nejapa Holdings, and allegations that Crystal Power had taken actions (i) preventing Nejapa Holdings from making distributions into an account opened by a New York Court as a result of an interpleader action filed by Nejapa Holdings, (ii) causing Nejapa to distribute dividends disproportionately and (iii) causing Inkia Salvadorian, Limited to use its majority position to harm Crystal Power. Crystal Power did not specify the amount of monetary damages against the Inkia Defendants.

The Inkia Defendants have asserted defenses in respect of these claims.

The plaintiff filed a request for partial summary judgment before the Texas State District Court of Brazoria County. The Brazoria Court denied the motion. The Inkia Defendants filed a claim against the plaintiff in the Texas State District Court of Harris County requesting the court to order the plaintiff to withdraw its claims pursuant to contractual undertakings under a settlement agreement entered into with El Paso Corporation.

The Parties were ordered by the Brazoria Court to assist a mediation hearing during July 2014. No settlement resulted from such hearing. A second mediation session was ordered by the Brazoria Court on October 30th, 2014.

On December 31, 2014 the parties reached a settlement agreement in application of which the Inkia Defendants bought the shares of Crystal in Nejapa Holdings for a consideration of $20,000 thousand which become effective on January 6, 2015. The parties agreed to file the dismissal motions and judgments to the courts for filing and entry. The parties had agreed to release, discharge and forever hold harmless the other party and each of their present and former parents, subsidiaries, affiliates, predecessors, managing agents, employees, among others. As a result of this agreement, Inkia owns 100% of the shares in Nejapa Power LLC.

b.	Cerro del Aguila (CDA)

Rio Mantaro Claim

In April 2014, Astaldi S.p.A. and GyM S.A. delivered a claim to CDA. The claim requested a six-month extension for the completion of the CDA project and an approximately $92,000 thousand increase in the total contract price of the CDA project. CDA responded to Rio Mantaro’s claim in July 2014. The response stated that the EPC Contract stipulates that as a condition to making a claim, each of Astaldi S.p.A. and GyM S.A. has to demonstrate that (i) the events giving rise to its right to demand an extension in time or an adjustment to the lump sum price were attributable to acts or omissions on the part of CDA, (ii) other force majeure events have occurred, or (iii) other causes that contractually create the right of such extension of time or adjustment of price have occurred and that Astaldi S.p.A. and GyM S.A. have failed to demonstrate any such thing and that therefore, they were not entitled to the requested adjustment and extension.

Subsequent to the date of the report, in March 2015, CDA and the CDA EPC contractors amended the CDA EPC to address such claims. Pursuant to the amendment, which is subject to CDA’s lender’s approval, CDA has agreed to pay an additional $40 million, subdivided into 4 payments over the course of the remaining construction period, and has granted the six-month extension previously requested.

c.	Compañía Boliviana de Energía Electrica (“COBEE”)

Energy Tariff Adjustment in Bolivia

As a result of a tariff review conducted by Autoridad de Fiscalización y Control Social (“AE”), the Bolivian electricity supervisory authority, the AE concluded that COBEE had collected excessive electricity tariffs equal to an amount of $7,300 thousand and as a result, the AE determined COBEE’s account in the electricity price stabilization fund (the “Stabilization Account”) should be debited with said excess.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

After several filings, the amount of the excess was reduced to approximately $5,219 thousand and the Stabilization Account was credited in proportion to said reduction. COBEE continues to challenge this conclusion.

In September 2013, the AE issued Resolution 498-2014 (“Resolution VIII”), revoking resolutions V and VII and calculating an aggregate adjustment amount of $5,400 thousand. Cobee challenged this last ruling, claiming review and recognition of $500 thousand as last discussion item.

As of the date herein, the AE has issued Resolution 20-2014 (“Resolution IX”), accepting COBEE’s petition, in part, and ruling a $5,000 thousand as aggregate adjustment amount for the tariffs period 2006-2008.

Management considers that the result of these proceedings is uncertain. However, the risk derived from this process in immaterial because COBEE has not recorded the net revenues assigned in the stabilization account due to COBEE’s inability to collect such balances. These revenues offset the contingency described above.

d.	Kallpa Generación S.A.

Import Tax Assessment against Kallpa.

Since 2010, the Peru Customs Authority (known as “SUNAT” for its abbreviation in Spanish) issued tax assessments to Kallpa and its lenders for payment of import taxes allegedly owed by Kallpa in connection with imported equipment for installation and construction of Kallpa I, II, III and IV. The assessments were made on the basis that Kallpa did not include the value of the engineering services rendered by the contractor of the project in the tax base of import taxes. Kallpa disagrees with this tax assessment on the grounds that the engineering services rendered include the design of the plant and not the design of the imported equipment. Kallpa appealed the tax assessments before SUNAT in first instance and before the Peruvian Tax Court (known as “Tribunal Fiscal”) in second instance. SUNAT and the Peruvian Tax Court are administrative institutions under the Ministry of Economy and Finance. As of December 31, 2014, the decisions of the Peruvian Tax Court on this matter were pending.

In January 2015, Kallpa was notified that the Tax Court rejected Kallpa’s appeal regarding the Kallpa I assessment. Kallpa disagrees with the court´s decision and will appeal this decision to the Peruvian Judiciary. In order to appeal, Kallpa is required to pay the tax assessment of Kallpa I in the amount of approximately $12.6 million, including interests and fines. As of the date of this annual report, Kallpa has paid approximately $10 million of the $12.6 million assessment, and expects to pay the remaining amount once SUNAT formally notifies Kallpa of the remaining assessment.

As of the end of February 2015, the total amount of import taxes claimed by SUNAT against Kallpa in connection with the import of equipment related to Kallpa I, II, II and IV projects, equals approximately $34.8 million, subsequent penalties, fines and interest in the amount of $ 27.6 million.

Management and the Company´s legal advisors are of the opinion that Kallpa´s appeal should be more likely than not be successful, accordingly, no provision was recorded in the financial statements.

3.	Quantum

On each of July 20, 2008, March 17, 2010 and October 16, 2013, V Cars LLC (formerly Visionary Vehicles) filed claims against IC, Quantum, Chery and/or individuals related to Chery in U.S., Hong Kong and Israeli forums. Generally, the claims, which are at various stages of adjudication, allege V Cars LLC conducted negotiations with Chery for the establishment of a joint venture for production of vehicles in China and distribution thereof in the United States and was forcibly removed from such discussions by IC, Quantum Chery and/or individuals related to Chery. With respect to the 2013 suit, V Car LLC asserts it is entitled to approximately NIS 600 million in damages, or 28% of the value of Qoros as of the filing date of V Car LLC’s claim. Alternatively, V Car LLC claims it is entitled to a customary fee (amounting to approximately 10% of IC’s investment in Qoros).

At the Court’s recommendation, the parties are carrying on talks with respect to submitting the matter to a reconciliation proceeding, without this delaying the timetables set for hearing the case before the Court.

IC believes and IC’s legal advisors are of the opinion that the chances the claim will be accepted are low, and in any event, in IC’s estimation, the chances IC will be held liable to pay the Plaintiff a significant amount are weak.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

C.	Commitments

I.C. Power

a.	Inkia Energy Ltd

As of December 31, 2014, Inkia has issued standard by letters of credit for a total amount of $ 79,925 thousand for guarantee, as follows:

Guarantee party	Description	Amount (In thousand)	Cash Collateral
Kanan overseas I, Inc	Bid Process in Panama	1,100	1,100
Kanan overseas I, Inc	Power Purchase agreement	18,334	9,200
Lihuen S.A.	Bid Process in Chile	1,300	—
Samay I S.A.	Bond performance	15,000	—
Cerro del Aguila	Contigent equity for over costs	44,191	—

b.	Cobee, Bolivia

Concession from the Bolivia Government

As of December 2010, COBEE was engaged in the generation of electricity under a concession granted to it by the Government of Bolivia, in October 1990 for a period of 40 years. The Bolivian government unilaterally transformed by supreme decree, all concessions to generate, transmit and distribute electricity to special temporary licenses. However, to date, the government has not issued regulations nor approved any procedure or guideline to convert such special temporary licenses into permanent licenses.

The Bolivian government under the mandate of Evo Morales has nationalized companies that were privatized during President Gonzalo Sánchez de Lozada’s 1993-1997 administration and some other companies that were never owned by the Bolivian government. In addition, Evo Morales s announced that the government intends to control the electricity market and it intends to hold an open discussion regarding the conditions under which the process will take place. As of the date of this report, the Bolivian government has not taken any specific action nor threatened to take any specific action against COBEE. Currently, Inkia has full control of COBEE´s operations and maintains all the associated economic rights and risks.

Power Purchase Agreement (PPA)

In March 2008, COBEE signed a long-term PPA agreement with Minera San Cristobal. Pursuant to the agreement, COBEE will supply 43 MW of availability and energy, commencing from December 22, 2008. The PPA agreement provides a fixed price for availability, and an energy price that is linked to the price of natural gas for production of electricity in Bolivia. Surplus energy and availability are sold in the spot market. The PPA agreement is scheduled to expire in 2017.

c.	Kallpa, Peru

Power Purchase Agreements (PPA)

As of December 31, 2014, Kallpa has entered into twenty three PPAs with unregulated consumers to provide capacity and the associated energy of 510 MW (twenty seven PPAs of 509 MW as of December 31, 2013). These contracts have various commencement dates, and vary in duration between 2013 and 2028. Also, as of December 31, 2014, the Company has signed twenty six PPAs with 7 distribution companies for 580 MW (thirteen PPAs with 4 distribution companies for 570 MW as of December 31, 2013).

The Peruvian market functions on the marginal cost method in which the generators bid their marginal cost to the market regulator who instructs the most efficient generators to produce electricity for the system. In the event the Company is not capable to meet its commitments under the contracts, the Company will be required to purchase energy in the spot market.

Gas Supply and Transportation

Kallpa purchases natural gas for its generation facilities from the Camisea consortium under an exclusive natural gas supply agreement dated January 2, 2006, as amended. Under this agreement, the Camisea Consortium agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount and Kallpa agreed to acquire natural gas exclusively from the Camisea Consortium.

The Camisea consortium is obligated to provide a maximum of 4.3 million cubic meters of natural gas per day to our Kallpa plant and Kallpa is obligated to purchase a minimum of approximately 2.2 million cubic meters of natural gas per day. In the event that Kallpa does not consume the contracted minimum on any given day, Kallpa is permitted to use that lacking quantity on any day during the course of the following 18 months from the day of under-consumption.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The price that Kallpa pays to the Camisea consortium for the natural gas supplied is based on a base price in U.S. dollars set on the date of the agreement, indexed monthly based on a basket of market prices for heavy fuel oil, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022.

Kallpa’s natural gas transportation services are rendered by Transportadora de Gas del Peru S.A.(TGP) pursuant to a natural gas firm transportation agreement dated December 2007, as amended. In April 2014, this agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. Pursuant to the modified agreement, TGP is obligated to transport up to 3.4 million cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This obligation will be reduced, first, by approximately 199,312 cubic meters per day beginning in March 2020 and, second, 206,039 cubic meters per day beginning in April 2030. This agreement expires in December 2033. Additionally, Kallpa is party to two additional gas transportation agreements, to become effective at the completion of the expansion of TGP’s pipeline facilities (which is currently expected to occur during the second half of 2016). Pursuant to the first agreement, TGP will be obligated to transport up to 565,130 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This agreement expires in April 2030. Pursuant to the second agreement, TGP will be obligated to transport up to 935,000 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This agreement expires in April 2033. Additionally on April 1, 2014, Kallpa entered into an agreement with TGP to cover the period up to the completion of the expansion of TGP’s pipeline facilities. Pursuant to this agreement, TGP is obligated to transport up to 120,679 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. Pursuant to the terms of each of these agreements, Kallpa pays a regulated tariff approved by the OSINERGMIN.

d.	Samay I, Peru

Power Node Bid Awarded

On November 29, 2013, Samay I won one of the public bid auctions promoted by the Peruvian Investment Promotion Agency (“Proinversion”) to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru) , with an installed capacity of approximately 600MW. The project has two operational stages: (i) cold reserve plant operating in diesel until natural gas becomes available in the area; and (ii) natural gas-fired power plant operating once a new natural gas pipeline is built and natural gas is available. The agreement with the Peruvian government is for a 20-year period with fixed monthly capacity payments and pass- through of all variable costs during the cold reserve phase.

The total investment for this plant is expected to be around $380 million and to be funded with around 80% of debt and the remaining 20% with equity. The power plant is required to enter into commercial operation no later than April 30, 2016.

e.	CDA, Peru

Power Purchase Agreements (PPA)

As of December 31, 2014 and 2013, CDA has entered into PPA with three distributions companies and a PPA with Electroperu to provide capacity and the associated energy of 402 MW. The PPA with distributions companies is for 200MW, with 10-year terms, starting from January 2018 with final expiration in December 2027. The PPA with Electroperu is for 202MW, with 15-year terms, starting from January 2016 with final expiration in December 2030.

f.	OPC, Israel

Power Purchase Agreements (PPA)

On November 2, 2009, O.P.C. signed a “power purchase agreement” (hereinafter – “the PPA”) with Israel Electric Company Ltd. (hereinafter – “IEC”) whereby O.P.C. undertook to construct a power plant within 49-52 months from the PPA signing date, and IEC undertook to purchase capacity and energy from O.P.C., over a period of twenty (20) years from the commencement date of commercial operation (“COD”) of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of O.P.C. to provide the plant’s entire production capacity to IEC, and to produce electricity in the quantities and on the dates as required by IEC.

Pursuant to the PPA, O.P.C. bears the responsibility for obtaining all the approvals and permits required for construction of the power plant within 23 months from the PPA signing date, executing the financial closing within 24 months from the PPA signing date, starting commercial operation of the project within 49-52 months from the PPA signing date, and construction and operation of the power plant.

In March 2013 O.P.C. received a letter from IEC, claiming a breach of the PPA due to the delay in COD. O.P.C responded that it rejects the aforementioned claim. No legal claim has been filed by IEC. Based on the legal consultants,O.P.C. does not consider that it is more likely than not that IEC claim will be successful and therefore no provision was made in the financial statements.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Natural supply gas agreement

On November 25, 2012, O.P.C. signed an agreement with Tamar Partners regarding the natural gas supply to the power plant for a period commencing from the start of natural gas flowing to the power plant and ending 16 years later or the date on which O.P.C. will consume the total contractual quantity, whichever is earlier. In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity by O.P.C., whichever is earlier (hereinafter – the Agreement). According to the Agreement, O.P.C. will purchase natural gas from the Tamar Partners, and the total contractual quantity of the Agreement is 10.6 BCM (billions of cubic meters).

The Agreement is subject to receipt of the approval of the Antitrust Authority, which to date, has not been received yet.

On September 3, 2013 the Tamar Partners informed O.P.C that the contract price for the natural gas should be updated. O.P.C. rejects such position based on its legal consultants and following a clarification published by the PUA on October 20, 2013, stating that the definition replacing the “Production Cost” reflects a tariff equal to 33.32 Agurot/KWh. O.P.C. considers that the lower tariff in amount of 33.32 Agurot/KWh shall apply for calculating the natural gas contract price under the natural gas supply agreement and therefore, does not include provision in the financial statements.

Israeli Electricity Reform

In July 2013, the Government of Israel appointed a steering committee for the execution of a reform in IEC and in the Israeli electricity industry (hereinafter – “the Committee”). The Committee, which is headed by the Supervisor of the Government Companies Authority, includes Ministry representatives from the National Infrastructures, Energy and Water Resources and Finance sectors. The Committee’s main tasks include among others: the evaluation of the optimum structure for the electricity industry and for IEC and a proposal of an efficiency plan for IEC, and of an overall reform plan for the electricity industry and for IEC. In March 2014, a draft of the recommendations was issued, however these recommendations are still under discussion. Until these recommendations are not certain, O.P.C. is not able to estimate the impacts of the reform on its activities.

The tariff (TAOZ)

In January 2015, the Public Utility Authority - Electricity (hereinafter – “PUA”) updated the generation component of the time of use electricity tariff (TAOZ). This tariff is the basis for the price calculation between OPC and the end users, and for the natural gas price indexation according to the gas purchase agreement. According to the tariff update, the generation component will be divided into a number of different tariffs. In this decision, the PUA clarified that the generation component that replaces the former component is 33.32 Agurot/Kwh. The weighted average generation component according the update is 30.09 Agurot/Kwh.

g.	CEPP, The Dominican Republic

CEPP had a contract with the distribution companies for the delivery of 50MW of capacity that expired on September 30, 2014.

h.	Nejapa El Salvador

Power Purchase Agreement

In May 2013, Nejapa entered into two PPAs that were awarded as a result of two tenders for 71.2 MW and 38.8 MW of capacity, with 54-month and 48-month terms, respectively. Each PPA was divided among the seven distribution companies that conducted the tenders. The term of each PPA commenced in August 2013.

i.	Poliwatt, Guatemala

Power Purchase Agreements (PPA)

As of December 31, 2014, Poliwatt has entered into twelve PPA to provide capacity and energy of 193 MW. These contracts have various commencement dates, and vary in duration between 2013 and 2017.

j.	IC Power Nicaragua, Nicaragua

Power Purchase Agreements (PPA)

As of December 31, 2014, Tipitapa Power Company and Empresa Energetica Corinto have entered into two PPAs with Distribuidora de Electricidad del Norte (“DISNORTE”) and Distribuidora de Electricidad del Sur (“DISSUR”) to supply and sell firm power and energy.

In addition, Consorcio Eólico Amayo and Consorcio Eólico Amayo (Fase II) also entered into PPAs with these distribution companies, and are committed to supply and sell all the energy at the supply node as part of the wholesale market.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

These contracts have various commencement dates, and vary in duration, as follows:

Company	Commencement	Expiration	Contracted Capacity (MW)
Tipitapa Power Company	June 1999	December 2018	50.9
Empresa Energetica Corinto	April 1999	December 2018	50.0
Consorcio Eólico Amayo	March 2009	March 2024	39.9
Consorcio Eólico Amayo (Fase II)	March 2010	March 2025	23.1

k.	Kanan Overseas I, Inc, Panama

Power Purchase Agreement

In October 2014, Kanan was awarded a contract to supply energy with a maximum contractual capacity of 86 MW with distributions companies for a 5 year term that will be effective starting in July, 2015. For such purpose, Kanan will be developing a project to install and operate thermal generation units with a total capacity of 92 MW.

D.	Liabilities secured by liens

I.C. Power

The majority of I.C. Power’s loans are secured by I.C. Power’s power plant and related assets.

Note 21 – Parent Company Investment

A.	Contribution from Parent Company

	For the Year Ended December 31
	2014	2013	2012
	US$ thousands
ICPower	—	(14,000)	4,690
Qoros	179,455	136,988	59,523
Zim	200,000	786	99,282
Other	7,500	16,708	31,211
General and administrative funding	27,694	14,000	17,386

	414,649	154,482	212,092

*	Upon consummation of the spin-off, as describe in Note 1.B, Kenon has 53,383,015 ordinary shares, no par value, issued and outstanding.

B.	Translation reserve of foreign operations

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of income.

Note 21 – Parent Company Investment (Cont’d)

D.	Kenon’s shares plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to management and directors of Kenon or to officers of the Group and IC pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. As of the approval date of these financial statements, Kenon has granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the New York Stock Exchange and the Tel Aviv Stock Exchange. The aggregate number of shares that will vest will be determined based upon the aggregate fair market value of the Kenon shares underlying the award granted the grants, as determined in the award documents, divided by the average closing price of Kenon’s shares over the first three trading days commencing upon the listing date. The aggregate fair value of the shares granted is $5,444 thousand. Kenon recognized $5,444 thousand as general and administrative expenses in 2014.

Note 22 – Cost of Sales and Services

	For the Year Ended December 31
	2014	2013*	2012*
	US$ thousands
Payroll and related expenses	31,369	21,817	16,486
Manufacturing, operating expenses and subcontractors	276,652	243,410	92,868
Fuel, gas and lubricants	502,170	286,484	253,213
Other	170,950	42,091	33,075

	981,141	593,802	395,642

(*)	Reclassification due to discontinued operation (see Note 28)

Note 23 – General and Administrative Expenses

	For the Year Ended December 31
	2014	2013*	2012*
	US$ thousands
Payroll and related expenses	57,669	38,161	34,170
Depreciation and amortization	7,724	4,202	4,156
Professional fees	37,944	8,598	9,041
Other expenses	27,781	21,994	21,867

	131,118	72,955	69,234

(*)	Reclassification due to discontinued operation (see Note 28)

Note 24 – Other Income and Expenses

	For the Year Ended December 31
	2014	2013*	2012*
	US$ thousands
Other Income
Gain on sale of property, plant and equipment	—	43	980
From changes in interest held in associate (See Note 10)	19,553	—	5,487
Insurance claims (a)	7,452	—	—
Dividend income from other companies (b)	18,178	—	—
Other	5,854	4,284	5,976

	51,037	4,327	12,443

Other expenses
Loss from sale of interest in subsidiaries, associates and dilution	—	4,630	—
Other	13,970	708	509

	13,970	5,338	509

(a)	Corresponds mainly to Consorcio Eolico Amayo (Fase II) claim in relation to three wind towers damaged.
(b)	In 2014, it corresponds to dividends received from Edegel/ Generandes.
(*)	Reclassification due to discontinued operation (see Note 28)

Note 25 – Financing Income (Expenses), Net

	For the Year Ended December 31
	2014	2013*	2012*
	US$ thousands
Financing income
Interest income from bank deposits	2,226	438	103
Net changes in fair value of options series 9 Tower	8,350	1,706	—
Net change in fair value of derivative financial instruments	—	2,645	—
Other income	5,667	—	2,895

Financing income	16,243	4,789	2,998

Financing expenses**
Interest expenses to banks and others	(108,224)	(67,741)	(35,864)
Net change in fair value of derivative financial instruments	(592)	—	(3,097)
Other expenses	(1,363)	(1,038)	—

Financing expenses	(110,179)	(68,779)	(38,961)

Net financing expenses recorded in the statement of income	(93,936)	(63,990)	(35,963)

*	Reclassification due to discontinued operation (see Note 28)
**	Regarding group capitalized financing expenses to property, plant and equipment. The Group capitalized financing expenses to property, plant and equipment, in the amount of approximately $52,124 thousands and $17,381 thousands in 2014 and 2013, respectively.

Note 26 – Taxes on Income

A.	Components of the taxes on income

	For the Year Ended December 31
	2014	2013*	2012*
	US$ thousands
Current taxes on income
In respect of current year	93,734	36,075	15,673

Deferred tax income
Creation and reversal of temporary differences	(2,912)	5,855	6,159

Total taxes on income	90,822	41,930	21,832

Note 26 – Taxes on Income (Cont’d)

B.	Reconciliation between the theoretical tax on the pre-tax income and the tax expenses

	For the Year Ended December 31
	2014	2013*	2012*
	US$ thousands
Profit/(loss) before taxes on income	109,274	(54,138)	(9,262)

Statutory tax rate	26.5%	25%	25%
Tax computed at the principal tax rate applicable to the Group	28,958	(13,535)	(2,316)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	45,288	34,051	14,313
Income subject to tax at a different tax rate	12,846	8,023	5,773
Non-deductible expenses	8,442	8,522	5,653
Tax in respect of foreign dividend	8,047	—	—
Exempt income	(21,145)	(422)	(2,115)
Taxes in respect of prior years	(1,518)	61	69
Impact of change in tax rate	(3,131)	50	—
Changes in temporary differences in respect of which deferred taxes are not recognized	(3,795)	—	—
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	16,183	81	(156)
Other differences	647	5,099	611

Taxes on income included in the statement of income	90,822	41,930	21,832

(*)	Reclassification due to discontinued operation (see Note 28)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes in respect of companies in Israel are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries operating outside of Israel were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are allocated to the following items:

	Property plant and equipment*	Employee benefits	Carryforward of losses and deductions for tax purposes	Other	Total
	US$ thousands
Balance of deferred tax asset (liability) as at January 1, 2013	(333,697)	21,243	283,931	(17,227)	(45,750)
Changes recorded on the statement of income	6,884	4,706	(13,936)	(2,809)	(5,155)
Changes recorded to equity reserve	—	(2,443)	—	5,839	3,396
Translation differences	(324)	28	349	(2,720)	(2,667)
Business combination	43	—	—	—	43
Impact in change in tax rates	(15,968)	1,262	14,625	80	(1)
Exit from the consolidation	(12)	21	(1,453)	(122)	(1,566)

Balance of deferred tax asset (liability) as at December 31, 2013	(343,074)	24,817	283,516	(16,959)	(51,700)
Changes recorded on the statement of income	(24,081)	(27)	26,493	5,015	7,400
Changes recorded to equity reserve	—	—	—	2,303	2,303
Translation differences	4,576	(46)	(2,481)	(44)	2,005
Reclassification	(5,276)	—	—	5,276	—
Changes in respect of business combinations	(35,243)	76	34	(7,082)	(42,215)
Exit from the consolidation	263,557	(23,996)	(260,791)	15,063	(6,167)

Balance of deferred tax asset (liability) as at December 31, 2014	(139,541)	824	46,771	3,567	(88,374)

Note 26 – Taxes on Income (Cont’d)

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31
	2014	2013	2012
	US$ thousands
As part of non-current assets	42,609	28,235	25,621
As part of non-current liabilities	(130,983)	(79,935)	(71,672)

	(88,374)	(51,700)	(46,051)

D.	Taxation of companies in Israel

On August 5, 2013, the plenary Knesset approved the Budget Law and the Law for Change of National Priorities (Legislative Changes for Achieving the Budget Targets for 2013 and 2014), 2013. As part of the legislation, the Company Tax rate was increased to 26.5% effective from January 1, 2014 (25% in 2013).

As defined in the Law for Encouragement of Industry, OPC’s power station constitute an “Industrial Enterprise” upon fulfillment of the all the conditions provided by the Taxes Authority in Israel. “Industrial Companies” are entitled to benefits of which the most significant ones are as follows:

(a)	Higher rates of depreciation.

(b)	Amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of the company were registered.

(c)	An 8-year period of amortization for patents and know-how serving in the development of the enterprise.

(d)	The possibility of submitting consolidated tax returns by companies in the same line of business.

E.	Taxation of companies outside of Israel

Non-Israeli subsidiaries are assessed based on the tax laws in their resident countries.

I.C. Power

Current income tax from operations in El Salvador includes income tax from the consolidated subsidiaries of Nejapa Power Company Sucursal and Cenergica,. Income tax rate in El Salvador is 30% effectively as of January 1, 2012. In addition, a 5% to 25% withholding tax has been approved depending on whether the payments are to countries with preferential tax regimes or nil taxes.

In the Dominic Republic, Compañía de Electricidad de Puerto Plata (CEPP) was tax exempt from the payment of all direct taxes, including income tax and withholding tax until April 2012, under the provisions of the National Development Incentives Law. Up to November 2012, the Dominican Statutory tax rate was 29% and the withholding tax rate was 25%. This withholding tax was applicable against future income taxes. From November 2012, the Dominican government introduced significant changes in the current tax regulations. As a result of this, income tax rate was set at 28% for 2014 (27% from 2015 thereafter) and withholding tax will be 10% with no credit against future taxes.

In Bolivia the company has 25% income tax and a 12.5% withholding tax on the Bolivian branch profits credited to the shareholder.

In December 2014, a tax reform Law was enacted in Peru. Among other changes, the Law decreases corporate income tax rates and increases withholding tax rates on dividends. The corporate income tax rate will reduce from 30% in 2014 to: 28%, in 2015 and 2016, to 27%, in 2017 and 2018 and to 26% starting 2019. The withholding tax rates will increase from 4.1% in 2014 to: 6.8% in 2015 and 2016, 8.0% in 2017 and 2018; and 9.3% starting 2019. Kallpa and CDA have signed tax stability agreements that expire in 2020 and 2022, respectively. Only after these tax agreements expire, Kallpa and CDA will be affected by the changes in income tax and withholding tax rates described above.

Note 26 – Taxes on Income (Cont’d)

In September 2014, a tax reform in Chile was enacted, which makes substantial changes to the Chilean tax system, including two alternative methods for computing shareholder-level income taxation (attribution-basis and cash-basic methods), additional corporate tax rate increases, and other substantial modifications. As a result, the corporate income tax rate will increase gradually from 20% in 2013 to: 21% in 2014; 22.5% in 2015, 24% in 2016; and 25% in 2017 for shareholders on the attribution method, and 25.5% for shareholders on the cash-basis method. Starting 2018 onwards, the income tax rate will be 25% for shareholders on the attribution method and 27% for shareholders on the cash-basis method.

In Nicaragua, Empresa Energética Corinto and Tipitapa Power Company are subject to 25% income tax, based on a Foreign Investment Agreement signed in June 2000, which protect the companies from any unfavorable changes in the tax Law. In addition, Consorcio Eólico Amayo S.A and Consorcio Eólico Amayo Fase II, are tax exempt from income tax payments, in accordance with Law No. 532 for Electric Power Generation with Renewable Sources Incentive, up to a period of seven years since the beginning of operations of the plants.

In Guatemala, PQP is subject to a 28% income tax rate and a 5% withholding tax on distributions. Income tax rate will reduce to 25% starting 2015.

In Colombia, Surpetroil and Surenergy are subject to a 34% income tax rate (25% income tax and a 9% income tax for equality). Dividends distributed by Colombian companies, paid from the profits that have been taxed at the corporate level, are not subject to taxes at shareholder’s level.

Note 27 – Earnings per Share

Data used in calculation of the basic earnings per share

A.	Income (loss) allocated to the holders of the ordinary shareholders

	For the Year Ended December 31
	2014	2013	2012
	US$ thousands

Income (loss) for the year attributable to Kenon’s shareholders	467,538	(625,627)	(452,378)

Income (loss) for the year from discontinued operations (after tax)	470,421	(512,489)	(409,038)
Less: Non-controlling interests	(3,495)	(4,724)	(5,672)

Income (loss) for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	466,926	(517,213)	(414,710)

Income (loss) for the year from continuing operations attributable to Kenon’s shareholders	612	(108,414)	(37,668)

B.	Number of ordinary shares

	For the Year Ended December 31
	2014	2013	2012
	Thousands of ordinary shares

Number of shares used in calculation of basic earnings per share (See Note 1C)	53,383	53,383	53,383

Note 28 – Discontinued Operations

(a)	ZIM

Upon completion of the debt arrangement in ZIM, on July 16, 2014, Kenon declined to a rate of holdings of 32% of ZIM’s equity and as a result it ceased to control ZIM. Commencing from this date, Kenon presents its investment in ZIM as an associated company (for details with respect to the debt arrangement – see Note 10.c.a.l. above). ZIM’s results up to the completion date of the debt arrangement, together with the income due to loss of control and the loss due to waiving all ZIM’s debts, were presented separately in the statements of income in the category “income (loss) from discontinued operations (after tax)”.

Set forth below are the results attributable to the discontinued operations

	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012
	US$ thousands

Sales	1,741,652	3,682,241	3,960,370
Cost of sales	(1,681,333)	(3,770,354)	(4,053,212)

Gross profit (loss)	60,319	(88,113)	(92,842)

Operating loss	(17,694)	(190,610)	(206,297)
Loss before taxes on income	(119,168)	(496,554)	(393,306)
Taxes on income	(9,735)	(22,861)	(18,788)

Loss after taxes on income	(128,903)	(519,415)	(412,094)
Income from realization of discontinued operations	608,603	—	—

Income (loss) for the period from discontinued operations	479,700	(519,415)	(412,094)

Net cash flows provided by operating activities	41,031	11,753	92,847
Net cash flows provided by (used in) investing activities	(24,104)	134,007	40,088
Net cash flows used in financing activities	(28,480)	(208,967)	(139,410)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(801)	(1,061)	208

Cash and cash equivalents used in discontinued operations	(12,354)	(64,268)	(6,267)

Set forth below is the impact on the statement of financial position

July 1, 2014
US$ thousands
Cash and cash equivalents	110,918
Short-term investments, deposits and loans	50,817
Trade receivables and other receivables and debit balances	290,969
Inventory	106,266
Vessels, containers, property, plant and equipment and intangible assets	1,962,434
Other assets	65,103
Credit from banks and others	(1,968,475)
Trade payables	(515,825)
Long-term loans from banks and others	(498,603)
Other liabilities	(131,600)
Holders of non-controlling interests	(79,775)

Net liabilities	(607,771)

Payment made in cash	(200,000)
Balance of cash eliminated	(110,918)

Exit from the consolidation, less cash eliminated	(310,918)

Note 28 – Discontinued Operations (Cont’d)

(b)	Petrotec AG

In December 2014, IC Green sold its equity interest (69%) in Petrotec, IC Green received shares of REG, a NASDAQ-listed entity. Petrotec’s results up to the completion date of the sale, together with the loss from the sale were presented separately in the statements of income in the category “income (loss) from discontinued operations (after tax).

Set forth below are the results attributable to the discontinued operations

	Year Ended December 31
	2014	2013	2012
Sales	221,791	256,816	213,525
Expenses	(226,323)	(251,339)	(210,715)

Operating results before taxes on sales	(4,532)	5,477	2,810
Taxes on sales	252	1,449	246

Results after taxes	(4,280)	6,926	3,056
Loss from realisation of discontinued operation	(4,999)	—	—

Income (loss) for the period from discontinued operations	(9,279)	6,926	3,056

Net cash flows provided by (used in) operating activities	15,214	15,498	(6,544)
Net cash flows used in investing activities	(3,263)	(1,884)	(1,452)

Net cash flows provided by (used in) financing activities	(8,644)	(7,267)	5,097
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(1,753)	571	183

Cash and cash equivalents used in discontinued operations	1,554	6,918	(2,716)

In addition to the cash, IC Green received shares of Renewable Energy Group Ltd (“REG”) in value of US$18,400 thousands. IC Green is subject to a lock-up restriction with respect to the REG shares.

Set forth below is the impact on the statement of financial position

December 31, 2014
US$ thousands

Cash and cash equivalents	13,501
Trade and other receivables	9,718
Inventory	9,254
Tangible and intangible assets	25,414
Trade payables	(8,158)
Accounts payables	(19,774)

Assets and liabilities, net	29,955

Consideration received in cash and cash equivalents	15,259
Subtracted balance of cash and cash equivalents	(13,501)

Positive cash flow, net	1,758

Note 29 – Segment Information

A.	General

Commencing from July 16, 2014, upon completion of the debt arrangement in ZIM, The Group ceased controlling ZIM, and commencing from this date, ZIM is accounted for using the equity method of accounting in the financial statements. Upon completion of the debt arrangement and loss of the control, the marine shipping lines by means of containers that are incorporated under ZIM, which were previously included as a separate reportable segment, are presented, commencing from the period of the report, as part of other segments.

The Group has two reportable segments, as described below, which form the Group’s strategic business units. The strategic business units are comprised of different legal entities, and the allocation of resources and evaluation of performance are managed separately. For each of the strategic business units, the Group’s chief operating decision maker (CODM) reviews internal management reports on at least a quarterly basis. However, in light of Kenon’s future expected reporting practices to its CODM, Qoros is voluntarily presented as a separate segment. The following summary describes the legal entities in each of the Group’s operating segments:

1)	I.C. Power Ltd. – I.C. Power through its subsidiary companies, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America.

2)	Qoros Automotive Co., Ltd – A China-based automotive company that is jointly-owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company. Qoros seeks to deliver international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to build high quality cars for young, modern, urban consumers based upon extensive research and product tailoring. Qoros launched and sold its first car, the Qoros 3 Sedan, in December 2013. Qoros is an associated company.

3)	Other – In addition to the segments detailed above, the Group has other activities, such as a shipping services, a semi-conductor business and renewable energy businesses.

Evaluation of the operating segments performance is based on the EBITDA.

Information regarding the results of the activity segments is detailed below. Inter-segment pricing is determined based on transaction prices during the ordinary course of business.

Note 29 – Segment Information (Cont’d)

B.	Information regarding reportable segments

Information regarding activities of the reportable segments is set forth in the following table.

	I.C. Power	Qoros*	Other	Adjustments	Total
	US$ thousands
2014:
Sales to external customers	1,358,174	—	—	—	1,358,274
Inter-segment sales	14,056	—	—	—	14,056

	1,372,230	—	—	—	1,372,230

Elimination of inter-segment sales	(14,056)	—	—	14,056	—

Total sales	1,358,174	—	—	14,056	1,372,230

EBITDA	347,937	—	(43,175)	—	304,762

Depreciation and amortization	108,413	—	(255)	—	108,158
Asset write-off	34,673	—	13,171	—	47,844
Gain from disposal of investee	(157,137)	—	—	—	(157,137)
Gain on bargain purchase	(68,210)	—	—	—	(68,210)
Financing income	(8,858)	—	(38,622)	31,237	(16,243)
Financing expenses	131,883	—	9,533	(31,237)	110,179
Share in losses (income) of associated companies	(13,542)	174,806	9,633	—	170,897

	27,222	174,806	(6,540)	—	195,488

Income (loss) before taxes	320,715	(174,806)	(36,635)	—	109,274
Taxes on income	(86,335)	—	(4,487)	—	(90,822)

Income (loss) from continuing operations	234,380	(174,806)	(41,122)	—	18,452

Segment assets	3,848,878	—	836,596	(784,688)	3,900,786
Investments in associated companies	9,625	221,038	205,120	—	435,783

					4,336,569

Segment liabilities	2,859,331	—	806,335	(784,688)	2,880,978

Capital expenditure	592,388	—	12,377	—	604,765

*	Associated Company – See Note 10.H.2, 10.C.b

Note 29 – Segment Information (Cont’d)

	I.C. Power	Qoros*	Other	Adjustments	Total
	US$ thousands
2013:
Sales to external customers	866,370	—	—	—	866,370
Inter-segment sales	7,000	—	—	—	7,000

	873,370	—	—	—	873,370
Elimination of inter-segment sales	(7,000)	—	—	7,000	—

Total sales	866,370	—	—	7,000	873,370

EBITDA	247,064	—	(30,624)	—	216,440

Depreciation and amortization	75,081	—	4,817	—	79,898
Financing income	(5,543)	—	(31,307)	32,061	(4,789)
Financing expenses	85,694	—	15,146	(32,061)	68,779
Share in losses (income) of associated companies	(32,018)	127,012	31,696	—	126,690

	123,214	127,012	20,352	—	270,578

Income (loss) before taxes	123,850	(127,012)	(50,976)	—	(54,138)
Taxes on income	42,037	—	(107)	—	41,930

Income (loss) from continuing operations	81,813	(127,012)	(50,869)	—	(96,068)

Segment assets	2,748,676	—	3,831,625	(1,136,106)	5,444,195
Investments in associated companies	286,385	225,898	28,180	—	540,463

					5,984,658

Segment liabilities	2,236,651	—	3,932,928	(1,136,106)	5,033,473

Capital expenditure	351,143	—	—	—	351,143

	I.C. Power	Qoros*	Other	Adjustments	Total
	US$ thousands
2012:
Sales to external customers	576,256	—	1,010	—	577,266
Inter-segment sales	—	—	—	—	—

	576,256	—	1,010	—	577,266
Elimination of inter-segment sales	—	—	—	—	—

Total sales	576,256	—	1,010	—	577,266

EBITDA	154,238	—	(16,485)	—	137,753

Depreciation and amortization	55,279	—	3,588	—	58,867
Financing income	(5,137)	—	(23,817)	25,956	(2,998)
Financing expenses	49,629	—	15,288	(25,956)	38,961
Share in losses (income) of associated companies	(33,196)	54,063	31,318	—	52,185

	66,575	54,063	26,377	—	147,015

Income (loss) before taxes	87,663	(54,063)	(42,862)	—	(9,262)
Taxes on income	21,205	—	627	—	21,832

Income (loss) from continuing operations	66,458	(54,063)	(43,489)	—	(31,094)

Capital expenditure	390,808	—	—	—	390,808

*	Associated company – See Note 10.A.2, 10.C.B.

Note 29 – Segment Information (Cont’d)

C.	Information at the entity level

Information based on geographic areas

In presentation of the information on the basis of geographic areas, the segment revenues are based on the geographic location of the assets. The segment’s assets are based on the geographic location of the assets.

The Group’s revenues from sales to external customers on the basis of the geographic location of the assets are as follows:

	For the year ended December 31
	2014	2013	2012
	US$ thousands
America	958,652	685,973	576,256
Israel	413,578	187,421	1,010

Total revenues	1,372,230	873,394	577,266

The Group’s non-current assets on the basis of geographic area:

	As at December 31
	2014	2013
	US$ thousands
Europe	—	28,471
America	2,185,612	1,432,786
Israel	461,936	530,325
ZIM – Discontinued operations	—	2,030,476

Total assets	2,647,548	4,022,058

Composed of property, plant and equipment and intangible assets.

Note 30 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 (2009) – Related Party Disclosures and included: IC, IC’s beneficial owners and IC’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. This Note also includes detailed descriptions of material related party transactions.

B	Transactions with directors and officers (Kenon’s directors and officers):

	2014	2013	2012
	US $ thousands

Directors fees	124	—	—

Directors – share plan	418	—	—

Officers fees	185	—	—

Officers – share plan	5,026	—	—

Note 30 – Related-party Information (Cont’d)

C.	Regarding the ZIM’s restructuring and IC’s part in restructuring, see Note 10.c.a.

D.	Transactions with related parties (excluding associates):

All the transactions are at market terms unless otherwise indicated.

	For the year ended December 31
	2014	2013	2012
	US$ thousands
Sales from shipping*	7,138	20,126	22,887

Sales of electricity	124,636	90,216	—

Operating expenses of voyages and services*	37,511	189,525	214,494

Administrative expenses	2,000	2,081	1,808

Other income, net	33	1,962	76

Financing expenses, net	17,443	31,957	37,042

*	Presented under discontinued operations.

E.	Transactions with associates:

	For the year ended December 31
	2014	2013	2012
	US$ thousands
Sales of electricity	14,056	7,300	—

Operating expenses of voyages and services	—	12,572	11,386

Note 30 – Related-party Information (Cont’d)

F.	Balances with related parties:

	As at December 31
	2014				2013
	Bank Leumi Group	Associates	Other related parties *	Total	Total
	US$ thousands

Cash and short-term deposit	214,557	—	22,859	237,416	93,929

Trade receivables	—	1,250	16,667	17,917	116,278

Trade and other payables	—	—	—	—	21,114

Long-term credit

In dollars or linked thereto	—	—	—	—	275,615

In CPI-linked Israeli currency	62,228	—	—	62,228	121,051

Weighted-average interest rates (%)	5%	—	—

CPI-linked shekel debentures	—	—	—	—	3,704

Repayment years
Current maturities	2,925
Second year	2,560
Third year	3,155
Fourth year	3,348
Fifth year	2,686
Sixth year and thereafter	47,554

62,228

*	Bank Mizrahi Group, IC, ICL, ORL.
**	Mainly effective interest of financing leases.

Regarding commitments with related parties in respect of operating leases of vessels and the equipping thereof – see Note 19.C.1.

G.	The separation agreement

The following discussion summarizes the material provisions of the Separation and Distribution Agreement between Kenon and IC in connection with the consummation of the spin-off. The Separation and Distribution Agreement sets forth, among other things, Kenon agreements with IC in respect of the principal transactions necessary to separate Kenon’s businesses from IC and its other businesses. The Separation and Distribution Agreement also sets forth other agreements that govern the distribution, as well as certain aspects of our relationship with IC after the consummation of the spin-off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be retained by IC or assumed by Kenon, and the contracts to be retained by IC or assigned to Kenon in connection with the spin-off and transfer of IC’s transfer of its interests, direct or indirect, in each of IC Power, Quantum (the holder of IC’s 50% equity interest in Qoros), ZIM, Tower and IC Green to Kenon.

Note 30 – Related-party Information (Cont’d)

Concurrently with IC’s transfer of the aforementioned business to Kenon, IC shall assign and transfer to Kenon, IC’s full rights and obligations according to, and in connection with, certain loans it has provided to, and certain undertakings it has made in respect of, these businesses. Set forth below is a summary of the material rights and obligation that IC will transfer to Kenon in connection with the spin-off:

Business	Instrument	Outstanding Amount as of December 31, 2014

Financial Instruments

Qoros	Capital note issued by Quantum to IC	$626 million

IC Green	Capital note issued by IC Green to IC	NIS 508 million
	Loan borrowed by IC Green	22 million Euro

Qoros	Shareholder loan to be provided to Qoros	In February 2015, Kenon provided RMB400 million as a shareholder loan to Qoros, subject to the release of IC’s back-to-back guarantees in respect of certain of Qoros’ indebtedness.

Additionally, certain guarantees and undertakings made by IC in connection with OPC’s financing agreement shall not be transferred to Kenon and, instead, have been replaced with guarantees or undertakings of IC Power, as well as a provision of cash collateral, so that IC is released from its obligations under the existing guarantee or undertaking, as applicable.

Representations and Warranties

Other than certain limited corporate representations and warranties made by Kenon and IC, neither Kenon nor IC make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

Termination

The Separation and Distribution Agreement provides that it may be terminated by IC at any time in its sole discretion prior to the consummation of the spin-off.

Release of Claims

Except with respect to (i) those legal proceedings pending against IC at the time of the consummation of the spin-off, and that relate to any of the businesses to be transferred to Kenon, and (ii) certain other exceptions set forth in the Separation and Distribution Agreement, Kenon shall be liable for the claims of each of the businesses being transferred to it as part of the spin-off, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the distribution date.

Indemnification

Kenon and IC agree to indemnify each other against certain liabilities incurred in connection with Kenon respective businesses, and as otherwise allocated to each of us in the Separation and Distribution Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business, and each of our businesses, with us and financial responsibility for the obligations and liabilities of IC and its business with IC. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Legal Matters

Kenon agrees to indemnify IC for any liabilities arising after the consummation of the spin-off as a result of legal matters relating to the businesses Kenon will receive in the spin-off.

Allocation of Spin-Off Expenses

The Separation and Distribution Agreement provides that IC will be responsible for all fees, costs and expenses relating to it and will finance all fees, costs and expenses related to Kenon, in each case as incurred prior to the distribution date in connection with the spin-off.

Note 30 – Related-party Information (Cont’d)

Other Matters Governed by the Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, access to and provision of records, intellectual property, confidentiality, treatment of outstanding guarantees and similar credit support and dispute resolution procedures.

Conditions

The Separation and Distribution Agreement provides that the distribution of our ordinary shares is subject to several conditions that must be satisfied or waived prior to the distribution. Each of IC and Kenon may, in their sole discretion, waive the conditions precedent applicable to their entry into the Separation and Distribution Agreement. IC may, in its sole discretion, at any time prior to the record date of the distribution, decide to abandon the distribution.

Note 31 – Financial Instruments

A.	General

The Group has extensive international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, SWAP transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs. Furthermore, the Company holds derivative financial instruments to hedge its risk in respect of changes in the cash flows of issued bonds, and such instruments are accounting hedges.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the Group’s risk management and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exist and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31
	2014	2013
	US$ thousands
Israel	41,260	82,064
Euro-zone countries	—	54,851
India	—	2,486
The Far East	—	47,999
South America	52,809	40,260
North America	—	57,021
Other regions	87,289	72,747

	181,358	357,428

Note 31 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31, 2014			As at December 31, 2013
	For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was recorded
		Gross	Impairment		Gross	Impairment
	US$ thousands
Not past due	133,443	8,057	(8,057)	247,292	65	(65)
Past due up to 3 months	25,445	127	(127)	93,475	307	(307)
Past due 3 – 9 months	22,188	293	(293)	14,568	383	(382)
Past due more than one year	282	4,502	(4,502)	2,223	6,342	(6,473)

	181,358	12,979	(12,979)	357,558	7,097	(7,227)

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages the liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

As of December 31, 2013, the Group has a deficit in the working capital. The deficit in the working capital derives from classification of long-term loans, liabilities and debentures in ZIM, in the amount of $1,505 million, which were reclassified from long-term to short-term, in accordance with the accounting treatment under IAS 1. For additional information – see Note 15.C.1.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2014
	Book value	Projected cash flows	Up to 1 year	1–2 years	2–5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Credit from banks and others *	58,137	58,646	58,646	—	—	—
Trade payables	144,488	144,488	144,488	—	—	—
Other payables and credit balances	90,618	90,618	90,618	—	—	—
Non-convertible debentures **	703,952	1,058,547	74,800	71,816	259,191	652,740
Loans from banks and others **	1,373,245	1,950,227	134,568	141,343	520,034	1,154,282
Liabilities in respect of financing lease	193,538	242,842	40,722	35,529	89,425	77,166
Loans and capital notes from the parent company	592	592	592	—	—	—

Financial liabilities – hedging instruments
Interest SWAP contracts	27,713	27,713	10,105	7,018	7,164	3,426
Forward exchange rate contracts	5,402	5,402	4,763	639	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	4,116	4,116	1,318	985	1,390	423

	2,601,801	3,583,191	560,607	257,330	877,204	1,888,037

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

Note 31 – Financial Instruments (Cont’d)

	As at December 31, 2013
	Book value	Projected cash flows	Up to 1 year	1–2 years	2–5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Credit from banks and others *	228,475	239,285	239,285	—	—	—
Trade payables	510,337	510,337	510,337	—	—	—
Other payables and credit balances	145,645	145,645	145,645	—	—	—
Non-convertible debentures **	901,886	1,722,673	112,176	96,244	301,681	1,213,572
Loans from banks and others **	2,333,398	3,040,534	342,759	454,539	834,635	1,409,601
Liabilities in respect of financing lease	521,360	676,460	117,263	108,823	280,522	169,852

Financial liabilities – hedging instruments
Interest SWAP contracts	8,867	8,867	6,386	8,835	5,347	(11,701)
Forward exchange rate contracts	11,524	11,524	7,090	3,919	515	—

Financial liabilities not for hedging
Interest SWAP contracts and options	5,005	5,005	1,999	1,226	1,623	157
Derivatives on exchange rates	550	550	550	—	—	—
Forward contracts on commodity prices	7	7	7	—	—	—
Derivatives from debt restructure	176	176	—	8	160	8

	4,667,230	6,361,063	1,483,497	672,594	1,423,483	2,781,489

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of income.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the shekel, euro, pound, Peruvian nevo and yuan (RMB).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in connection with future operating expenses.

The Group is exposed to currency risk in connection with loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Inflation risk

The Group has CPI-linked loans. The Group is exposed to high payments of interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

Note 31 – Financial Instruments (Cont’d)

(a)	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2014
		Foreign currency
		Shekel
	Dollar	Unlinked	CPI linked	Euro	Other
	US$ thousands
Non-derivative instruments
Cash and cash equivalents	411,274	157,940	—	230	40,639
Short-term investments, deposits and loans	191,015	30,124	—	—	5,691
Trade receivables	90,277	41,260	—	—	49,821
Other receivables and debit balances	10,301	1,249	—	—	36,592
Long-term deposits, loans and debit balances	2,379	—	—	—	27,321

Total financial assets	705,246	230,573	—	203	160,064

Credit from banks and others	15,000	—	—	—	43,137
Trade payables	62,875	55,237	—	—	26,376
Other payables and credit balances	57,377	1,935	—	58	31,248
Long-term loans from banks and others and debentures	1,713,683	—	493,168	—	63,884
Loans and capital notes from the parent company	—	592	—	—	—

Total financial liabilities	1,848,935	57,764	493,168	58	164,645

Total non-derivative financial instruments, net	(1,143,689)	172,809	(493,168)	145	(4,581)
Derivative instruments	(37,231)	—	—	—	—

Net exposure	(1,180,920)	172,809	(493,168)	145	(4,581)

	As at December 31, 2013
		Foreign currency
		Shekel
	Dollar	Unlinked	CPI linked	Euro	Other
	US$ thousands
Non-derivative instruments
Cash and cash equivalents	492,607	106,422	—	27,884	44,063
Short-term investments, deposits and loans	24,255	130	—	1,387	4,036
Trade receivables	169,980	43,522	—	49,029	94,898
Other receivables and debit balances	36,750	1,346	—	6,305	18,198
Long-term deposits, loans and debit balances	9,384	1,078	—	26,407	8,058

Total financial assets	732,976	152,498	—	111,012	169,253

Credit from banks and others	1,888,452	1,003	211,066	14,979	9,939
Trade payables and provisions	291,008	108,031	—	41,568	91,303
Other payables and credit balances	73,022	19,156	—	8,681	23,284
Long-term loans from banks and others and debentures	1,416,782	19,880	448,681	1,693	39,551

Total financial liabilities	3,669,264	148,070	659,747	66,921	164,077

Total non-derivative financial instruments, net	(2,936,288)	4,428	(659,747)	44,091	5,176
Derivative instruments	(27,146)	—	—	(5)	245

Net exposure	(2,963,434)	4,428	(659,747)	44,086	5,421

Note 31 – Financial Instruments (Cont’d)

(b)	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.

	As at December 31, 2014
	10% increase	5% increase	5% decrease	10% decrease
	US$ thousands
Non-derivative instruments
Shekel/dollar	40,110	21,286	(25,237)	(50,865)
CPI	(57,731)	(28,865)	28,865	57,731
Dollar/other	(2,813)	(1,333)	(1,206)	2,302

	As at December 31, 2013
	10% increase	5% increase	5% decrease	10% decrease
	US$ thousands
Non-derivative instruments
Shekel/dollar	75,258	39,327	(43,257)	(91,102)
CPI	(72,223)	(36,111)	36,111	72,223

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in connection with swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31
	2014	2013
	Carrying amount
	US$ thousands
Fixed rate instruments
Financial assets	239,629	321,738
Financial liabilities	(1,479,700)	(2,163,305)

	(1,240,071)	(1,841,567)

Variable rate instruments
Financial assets	26,682	23,453
Financial liabilities	(849,172)	(1,773,240)

	(822,490)	(1,749,787)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of income. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

Note 31 – Financial Instruments (Cont’d)

E.	Fair value

(1)	Fair value compared with book value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2014
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands
ICP
Non-convertible debentures	703,952	819,572	5% - 8%
Long-term loans from banks and others	1,643,980	1,772,052	1% - 9%

	As at December 31, 2013
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands
ZIM
Non-convertible debentures	231,162	290,095	16%-19%
Long-term loans from banks and others	1,985,607	1,101,644	14%-67%

ICP
Non-convertible debentures	669,724	712,591	6%-8%
Long-term loans from banks and others	1,009,972	1,044,898	3%-10%

*	The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Note 31 – Financial Instruments (Cont’d)

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

•	Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

•	Level 2: Observed data, direct or indirect, not included in Level 1 above.

•	Level 3: Data not based on observed market data.

As at December 31, 2014
Level 2
US$ thousands

Assets
Marketable securities held for trade	18,515
Derivatives not used for accounting hedge	322

18,837

Liabilities
Derivatives used for accounting hedge	33,115
Derivatives not used for accounting hedge	4,116

37,231

	As at December 31, 2013
	Level 1	Level 2	Level 3	Total
	US$ thousands
Liabilities
Derivatives used for accounting hedge	—	22,390	—	22,390
Derivatives not used for accounting hedge	—	5,013	176	5,189

	—	27,403	176	27,579

(3)	Data regarding measurement of the fair value of financial instruments at Level 2

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

Note 32 – Events Occurring Subsequent to the Period of the Report

A.	Regarding the split-up of IC’s investments on January 7, 2015 – see Note 1.B and Note 30.G.

B.	Regarding an investment in Qoros, in the amount of $65 million and the release of the 2012 guarantee – see Note 10.C.b.8.

C.	Regarding the distribution of all, or a portion, of Kenon’s interest in Tower to Kenon’s shareholders as a dividend-in-specie or otherwise, a sale of Kenon’s interest in Tower, and/or a combination of the two transactions – see Note 10.C.c.2.

Qoros Automotive Co., Ltd.

Consolidated financial statements

31 December 2014

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

Independent Auditors’ Report

The Board of Directors

Qoros Automotive Co., Ltd.:

We have audited the accompanying consolidated financial statements of Qoros Automotive Co., Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as of 31 December 2014 and 2013, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qoros Automotive Co., Ltd. and its subsidiaries as of 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Huazhen (SGP)

Shanghai, China

30 March 2015

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

Consolidated statement of profit or loss and

    other comprehensive income

for the year ended 31 December

In thousands of RMB	Note		2014	2013	2012
Revenue	6		864,957	13,135	—
Cost of sales			(1,019,264)	(29,256)	—

Gross loss			(154,307)	(16,121)	—

Other income			37,349	19,073	12,672
Research and development expenses	7		(264,019)	(408,196)	(342,508)
Selling and distribution expenses	8		(927,211)	(269,696)	—
Administration expenses	9		(591,611)	(864,813)	(341,058)
Other expenses			(62,716)	(6,113)	(1,759)

Operation loss			(1,962,515)	(1,545,866)	(672,653)

Finance income	10	(a)	25,822	18,125	38,003
Finance costs	10	(a)	(217,337)	(29,190)	—

Net finance (cost)/income	10	(a)	(191,515)	(11,065)	38,003

Share of profit of equity-accounted investee, net of nil tax	16		(123)	—	—
Loss before tax			(2,154,153)	(1,556,931)	(634,650)
Income tax expense	11		(533)	(196)	—

Loss for the year			(2,154,686)	(1,557,127)	(634,650)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences			(154)	(19)	—
Available-for-sale financial assets – net change in fair value			—	—	5,158
Available-for-sale financial assets – reclassified to profit or loss			—	—	(5,158)
Related tax			—	—	—

Other comprehensive income, net of nil tax			(154)	(19)	—

Total comprehensive income for the year			(2,154,840)	(1,557,146)	(634,650)

The notes on pages F-105 to F-148 form part of these financial statements.

Consolidated statement of financial position

as at 31 December

In thousands of RMB	Note	2014	2013
Assets
Property, plant and equipment	12	4,039,948	3,728,190
Intangible assets	13	4,638,364	3,423,933
Prepayments for purchase of equipment		117,922	—
Lease prepayments	14	208,128	212,541
Trade and other receivables	15	96,533	106,239
Equity-accounted investees	16	2,025	—

Non-current assets		9,102,920	7,470,903

Inventories	17	197,522	167,216
Available-for-sale financial assets		—	32,000
Trade and other receivables	15	729,906	482,721
Prepayments		154,655	103,539
Pledged deposits	18	290,840	193,136
Cash and cash equivalents	19	752,088	857,900

Current assets		2,125,011	1,836,512

Total assets		11,227,931	9,307,415

The notes on pages F-105 to F-148 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

Consolidated statement of financial position (continued)

as at 31 December

In thousands of RMB	Note	2014	2013
Equity
Paid-in capital	20	6,531,840	5,931,840
Reserves		(26)	105
Accumulated losses		(5,660,541)	(3,505,855)

Total equity		871,273	2,426,090

Liabilities
Loans and borrowings	21	3,928,224	2,856,000
Finance lease liabilities		479	2,251
Deferred income	22	179,982	190,570
Provisions	23	12,971	—

Non-current liabilities		4,121,656	3,048,821

Loans and borrowings	21	3,374,660	1,254,468
Trade and other payables	24	2,833,459	2,551,077
Finance lease liabilities		1,541	1,567
Deferred income	22	25,342	25,392

Current liabilities		6,235,002	3,832,504

Total liabilities		10,356,658	6,881,325

Total equity and liabilities		11,227,931	9,307,415

Approved and authorised for issue by the Board of Directors.

Chen Anning	Phil Murtaugh	John Meng
Chairman	CEO	CFO

The notes on pages F-105 to F-148 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

Consolidated statement of changes in equity

for the year ended 31 December

	Paid-in	Capital	Translation	Accumulated
In thousands of RMB	capital	reserve	reserve	losses	Total
Balance at 1 January 2012	3,481,840	74	—	(1,314,078)	2,167,836
Loss for the year	—	—	—	(634,650)	(634,650)
Other comprehensive income	—	—	—	—	—

Total comprehensive income	—	—	—	(634,650)	(634,650)

Capital injection from investors	750,000	—	—	—	750,000

Total contributions	4,231,840	—	—	—	750,000

Balance at 31 December 2012	4,231,840	74	—	(1,948,728)	2,283,186

Balance at 1 January 2013	4,231,840	74	—	(1,948,728)	2,283,186
Loss for the year	—	—	—	(1,557,127)	(1,557,127)
Other comprehensive income	—	—	(19)	—	(19)

Total comprehensive income	—	—	(19)	(1,557,127)	(1,557,146)

Capital injection from investors	1,700,000	50	—	—	1,700,050

Total contributions	1,700,000	50	—	—	1,700,050

Balance at 31 December 2013	5,931,840	124	(19)	(3,505,855)	2,426,090

Balance at 1 January 2014	5,931,840	124	(19)	(3,505,855)	2,426,090
Loss for the year	—	—	—	(2,154,686)	(2,154,686)
Other comprehensive income	—	—	(154)	—	(154)

Total comprehensive income	—	—	(154)	(2,154,686)	(2,154,840)

Capital injection from investors	600,000	23	—	—	600,023

Total contributions	600,000	23	—	—	600,023

Balance at 31 December 2014	6,531,840	147	(173)	(5,660,541)	871,273

The notes on pages F-105 to F-148 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

Consolidated statement of cash flows

for the year ended 31 December

In thousands of RMB	Note	2014	2013	2012
Cash flows from operating activities
Loss for the year		(2,154,686)	(1,557,127)	(634,650)
Adjustments for:
Depreciation		143,586	34,871	15,185
Amortisation of
- intangible assets		52,315	8,940	2,583
- lease prepayments		4,413	4,413	5,072
Impairment losses on inventories		—	5,654	—
Net finance cost/(income)		200,600	3,264	(27,401)
Tax expense		533	196	—
Loss on disposal of property, plant, and equipment		172	—	—
Gain on disposal of lease prepayments		—	—	(10,586)

		(1,753,067)	(1,499,789)	(649,797)
Changes in:
- inventories		(30,306)	(172,870)	—
- other receivables		(235,444)	(221,610)	(184,786)
- prepayments		(51,116)	(86,398)	(8,969)
- trade and other payables		504,561	525,310	73,207
- deferred income		(10,638)	4,218	211,744

Net cash used in operating activities		(1,576,010)	(1,451,139)	(558,601)

Cash flows from investing activities
Interest received		15,771	16,479	29,180
Proceeds from disposal of available-for-sale financial assets		32,000	23,000	2,460,000
Proceeds from disposal of lease prepayment			—	258,393
Collection of pledged deposits		60,393	162,259	5,608
Placement of pledged deposits		(190,840)	(296,714)	(18,536)
Acquisition of property, plant and equipment and intangible assets		(497,891)	(1,517,499)	(1,448,430)
Acquisition of lease prepayment		—	—	(220,631)
Acquisition of available-for-sale financial assets		—	(55,000)	(2,020,000)
Acquisition of equity in associate		(2,025)	—	—
Development expenditures		(1,446,012)	(851,090)	(874,480)

Net cash used in investing activities		(2,028,604)	(2,518,565)	(1,828,896)

The notes on pages F-105 to F-148 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

Consolidated statement of cash flows (continued)

for the year ended 31 December

In thousands of RMB	Note	2014	2013	2012
Cash flows from financing activities
Capital injection from investors		—	1,700,050	750,000
Proceeds from borrowings		5,442,286	2,577,342	1,935,993
Repayment of borrowings		(1,649,847)	(369,440)	(113,427)
Interest paid		(325,157)	(174,782)	(37,821)
Collection of guarantee deposit		31,520	—	—
Placement of guarantee deposit			—	(100,000)

Net cash from financing activities		3,498,802	3,733,170	2,434,745

Net (decrease)/increase in cash and cash equivalents		(105,812)	(236,534)	47,248
Cash and cash equivalents at 1 January		857,900	1,094,434	1,047,186

Cash and cash equivalents at 31 December		752,088	857,900	1,094,434

The notes on pages F-105 to F-148 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

Notes to the financial statements

1	Reporting entity

Qoros Automotive Co., Ltd. (“the Company”) is a sino-foreign joint equity enterprise established on 24 December 2007 in the People’s Republic of China (“PRC”) by Wuhu Chery Automobile Investment Co., Ltd (“Wuhu Chery”) and Quantum (2007) LLC. The Company’s registered office is Changshu, Jiangsu Province, PRC. The Company has two direct wholly-owned subsidiaries, Qoros Automotive Europe GmbH incorporated in Germany and Qoros Car Sales Co., Ltd. incorporated in Changshu (“the Subsidiaries”). These consolidated financial statements comprise the Company and the Subsidiaries (collectively the “Group” and individually “Group companies”).

The Group’s principal activities are research and development, manufacture and sale of automobiles and related fittings and spare parts.

2	Basis of preparation

(a)	Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which collective terms includes International Accounting Standards and related interpretations, promulgated by the International Accounting Standards Board (“IASB”). They were authorised for issue by the Company’s board of directors on 26 March 2015.

(b)	Going concern basis of accounting

The Group incurred a net loss of RMB 2.2 billion and had net current liabilities of approximately RMB 4.1 billion as of and for the year ended 31 December 2014.

We have given careful consideration to the future liquidity of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

Bank Financing

The Company had unused bank loan facilities of RMB 824 million as at 31 December 2014 (Note 21). In addition, the Company plans to refinance most of its short-term loans in 2015.

Shareholders’ loans

Included in the current liabilities were loans from shareholders of RMB 1.6 billion as at 31 December 2014. Shareholders also plan to lend additional loans of RMB 800 million to the Company in 2015, of which, RMB 400 million was received in February 2015 and the rest RMB 400 million is expected to be received in the second quarter of 2015.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

2	Basis of preparation

(b)	Going concern basis of accounting

Based on the Group’s 2015 business plan, cash flow forecast, unutilised bank loan facilities and the plan to refinance the existing short term loans, we believe the Group will generate sufficient cash flows to meet its liabilities as and when they fall due in the next twelve months from 31 December 2014. In preparing the cash flow forecast, we took into account unused bank loan facilities of RMB824 million, the roll forward of its short term loans from banks and the additional RMB800 million from the shareholders, and they are of the opinion that the assumptions which are included in the cash flow forecast are reasonable. Accordingly, the consolidated financial statements have been prepared on a going concern basis. If for any reason the Group is unable to continue as a going concern, then this could have an impact on the Group’s ability to realise assets at their recognised values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except that the financial instruments classified as available-for-sale are measured at their fair value (see note 4 (l)(ii)).

(d)	Functional and presentation currency

These consolidated financial statements are presented in Renminbi (“RMB”, the “presentation currency”), which is also the Company’s functional currency. All amounts have been rounded to the nearest thousand unless otherwise stated.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

3	Change in accounting policy

Except for the changes below, the Group has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2014.

A. IFRIC 21 Levies.

B. Recoverable Amount Disclosures for Non-Financial Assets(Amendments to IAS 36)

The nature and effects of the changes are explained below.

A. Levies

The group has adopted IFRIC 21 Levies with a date of initial application of 1 January 2014. The Group operates in two countries where it is subject to government levies. As a result of the adoption of IFRIC 21, the Group has reassessed the timing of when to accrue environment taxes imposed by legislation at the end of the year on the entity that manufactures cars.

The interpretation clarifies that levy is not recognised until obligating event specified in the legislation occur, even if there is no realistic opportunity to avoid the obligation.

There is no material impact on the Group’s net loss and no impact on the total operating, investing or financing cash flows for the years ended 31 December 2014 and 2013.

B. Disclosure of recoverable amount for non-financial assets

As a result of the amendments to IAS 36, the Group has expanded its disclosures of recoverable amount when they are based on fair value less costs of disposals and recognised an impairment.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies

Except for the changes described in Note 3, the accounting polices set out below have been applied consistently to all periods presented in these financial statements.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of the entity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iii)	Transaction eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)	Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies.

Interests in associates are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence ceases.

(b)	Revenue

(i)	Sale of goods

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax (“VAT”) or other sales taxes, returns or allowances, trade discounts and rebates. Revenue is recognised when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income

Rental income from operating leases is recognised as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income, over the term of the lease.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(c)	Government grants

Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant; they are then recognised in profit or loss as other income on a systematic basis over the useful life of the asset.

Grants that compensate the Group for expenses incurred are recognised in profit or loss on a systematic basis in the periods in which the expenses are recognised.

(d)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets) and gains on the disposal of available-for-sale financial assets.

Finance costs comprise interest expense on borrowings and losses on disposal of available-for-sale financial assets.

Interest income is recognised using the effective interest method. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

(e)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group companies at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognised in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

However, foreign currency differences arising from the translation of the following items are recognised in OCI:

•	available-for-sale equity investments (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss);

•	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective, and

•	qualifying cash flow hedges to the extent that the hedges are effective.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(e)	Foreign currency (continued)

(ii)	Foreign operations

The assets and liabilities of foreign operations, are translated into RMB at exchange rates at the reporting date. The income and expenses of foreign operations are translated into RMB at the exchange rates at the dates of the transactions.

Foreign currency differences are recognised in other comprehensive income and accumulated in the translation reserve.

(f)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligations to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Contributions to defined contribution retirement plans in the PRC

Contributions to local retirement schemes pursuant to the relevant labour rules and regulations in the PRC are recognised as an expense in profit or loss as incurred.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(f)	Employee benefits (continued)

(iii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iv)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(g)	Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(g)	Income tax (continued)

(ii)	Deferred tax (continued)

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised, such reductions are reversed when the probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Group has not rebutted this presumption.

Deferred tax assets and liabilities are offset only if certain criteria are met.

(h)	Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the weighted-average principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred to bring them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes direct labour and an appropriate share of production overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(i)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the followings:

•	the cost of materials and direct labour;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	capitalised borrowing costs.

If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognised in profit or loss.

(ii)	Subsequent costs

Subsequent expenditure is capitalised only when it is probable that the future economic benefits associated with the expenditure will flow to the Group. Ongoing repairs and maintenance is expensed as incurred.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(i)	Property, plant and equipment (continued)

(iii)	Depreciation

Items of property, plant and equipment are depreciated from the date that they are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

Except for toolings, depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives and is generally recognised in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. No depreciation is provided on construction in progress.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

• Buildings	30 years

• Equipment	3-20 years

• Leasehold improvements	3 years

Toolings are depreciated on a systematic basis based on the quantity of related products produced.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(j)	Intangible assets

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalised borrowing costs. Other development expenditure is recognised in profit or loss as incurred subsequent to initial recognition. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(j)	Intangible assets (continued)

(ii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and any accumulated impairment losses.

(iii)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

(iv)	Amortisation

Amortisation is calculated to write off the cost of intangible assets less their estimated residual values from the date they are available for use using the straight-line method over their estimated useful lives or other systematic basis, and is generally recognised in profit or loss.

Except for capitalised development costs, the estimated useful lives of intangible assets are as follows:

• Software	10 years

Capitalised development costs are amortised on a systematic basis based on the quantity of related products produced.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(k)	Lease prepayments

All land in PRC is state-owned and no private land ownership exists. The Group acquired the right to use certain land and the premiums paid for such right are recorded as lease prepayment. Lease prepayment is carried at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on a straight-line basis over the respective periods of the rights.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(l)	Financial instruments

The Group classified non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

(i)	Non-derivative financial assets and financial liabilities – recognition and derecognition

The Group initially recognises loans and receivables and debt securities on the date when they are originated. All other financial assets and financial liabilities are initially recognised on the trade date.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred assets. Any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset or liability.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(ii)	Non-derivative financial assets - measurement

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, pledged deposits and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(l)	Financial instruments (continued)

(ii)	Non-derivative financial assets - measurement (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to maturity investments, or financial assets at fair value through profit or loss. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognised in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.

(ii)	Non-derivative financial liabilities - measurement

All non-derivative financial liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise loans and borrowings and trade and other payables.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(m)	Impairment

(i)	Non-derivative financial assets

Financial assets not classified as at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	indications that a debtor or issuer will enter bankruptcy;

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security;

•	observable date indicating that there is measureable decrease in expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost. The Group considers a decline of 20% to be significant and a period of nine months to be prolonged.

Financial assets measured at amortised costs

The Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed. Collective assessment is carried out by grouping together loans and receivables with similar risk characteristics.

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(m)	Impairment (continued)

(i)	Non-derivative financial assets (continued)

An impairment loss of an asset is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against the asset. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognised by reclassifying the loss accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment losses recognised previously in profit or loss. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognised, then the impairment loss is reversed through profit or loss. Otherwise, it is reversed through other comprehensive income.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets (other than inventories) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, intangible assets that are not yet available for use are tested annually for impairment. An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(m)	Impairment (continued)

(ii)	Non-financial assets (continued)

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n)	Warranty costs

A provision for warranties is recognised when the underlying products or services are sold, based on estimate by the Group’s technicians and by reference to industrial data.

(o)	Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p)	Leases

(i)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset. Subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(p)	Leases (continued)

(ii)	Leased assets

Assets held by the Group under leases which transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases are classified as operating leases and are not recognised in the Group’s statement of financial position.

(iii)	Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expenses, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(q)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent or ultimate controlling shareholders.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate of joint venture of a member of a Group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity);

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

4	Significant accounting policies (continued)

(r)	Standards and interpretation issued but not yet adopted

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2014; however, the Group has not applied the following new or amended standards in preparing these consolidated financial statements.

Effective annual financial periods beginning on or after

• IFRS 9 Financial Instruments	1 January 2018

• IFRS 15 Revenue from Contracts with Customers	1 January 2017

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s financial position and results of operations.

The following new or amended standards are not expected to have significant impact of the Group’s consolidated financial statements:

•	IFRS 14 Regulatory Deferral Accounts

•	Accounting for Acquisition of Interests in Joint Operations (Amendments to IFRS 11)

•	Clarification of Acceptable Methods of Depreciation and Amortization (Amendment to IAS 16 and IAS 38)

•	Defined Benefit Plans: Employee Contributions (Amendments to IFRS 11)

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs 2011-2013 Cycle

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

5	Use of estimates and judgements

In preparing these consolidated financial statements, the management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

(a)	Judgements

(i)	Research and development costs

Determining capitalisation of development costs involves management judgements in assessing whether a product is technically and commercially feasible, and whether the Group has sufficient resources to complete development and to use or sell the asset.

(ii)	Lease classification

Lease classification is made at the inception of the lease. Determining the lease classification involves management judgements in assessing whether all the risks and rewards incidental are substantially transferred to ownership. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

(b)	Assumptions and estimation uncertainties

(i)	Research and development costs

During the process of formulation of relevant cash flow forecasts for quantifying the future economic benefits generated from the development costs for the new product, a variety of assumptions, bases and estimations including market popularity of the products, the pricing trend of raw materials acquired, and etc. would have to be made by the management. Thus, any significant deviations from these assumptions, bases as well as estimations made by the management would have impact on determining whether the related development costs incurred should be capitalised or expensed.

(ii)	Depreciation and amortisation

Property, plant and equipment, intangible assets and lease prepayments are depreciated/amortised on a straight-line basis over the estimated useful lives or other systematic basis, after taking into account the estimated residual value. The Group reviews annually the useful life of an asset and its residual value, if any. The useful lives are based on the management’s knowledge and historical experience with similar assets and taking into account anticipated technology changes. The depreciation and amortisation expenses for future periods are adjusted if there are significant changes from previous estimates.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

5	Use of estimates and judgements (continued)

(b)	Assumptions and estimation uncertainties (continued)

(iii)	Net realisable value of inventories

The management reviews the carrying amounts of the inventories at each reporting period end date to determine whether the inventories are carried at the lower of cost and net realisable value. Management estimates the net realisable value based on the current market situation and their historical experience on similar inventories. Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-downs and affect the Group’s net asset value.

(iv)	Impairment for non-current assets

If circumstances indicate that the carrying value of property, plant and equipment, lease prepayments, intangible assets may not be recoverable, their recoverable amounts are estimated. An impairment loss is recognised when the recoverable amount has declined below the carrying amounts in accordance with IAS 36, “Impairment of assets”. In addition, for intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is an indication of impairment.

Determining the recoverable amount requires an estimation of the fair value less costs of disposal or the value in use of these assets or the CGU to which these assets belong. It is difficult to precisely estimate fair value of these assets because quoted market prices for most of these assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of sales volume, sales revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, sales revenue and amount of operating costs.

(v)	Deferred taxation

Determining recognition of deferred tax assets in respect of accumulated tax losses and deductible temporary differences involves judgement on whether it is probable that future taxable profits against which these losses can be utilised within the unexpired period and which the temporary differences can be deducted under current tax legislation will be available. In assessing the need to recognise a deferred tax asset, management considers all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration period of the losses carried forward.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

6	Revenue

In thousands of RMB	2014	2013	2012
Sales of goods	822,630	7,416	—
Others	42,327	5,719	—

Total	864,957	13,135	—

7	Research and development expenses

Research and development expenses are the expenses incurred for the research and development activities of car platform and models as follows:

In thousands of RMB	2014	2013	2012
CF1X	8,964	145,440	274,473
CF11	123,721	41,492	1,663
CF14 and CF14K	30,490	3,807	801
CF16	74,776	195,043	65,571
Others	26,068	22,414	—

Total	264,019	408,196	342,508

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

8	Selling and distribution expenses

In thousands of RMB	2014	2013	2012
Advertising	453,586	130,860	—
Marketing and promotion	120,872	73,166	—
Consulting fees	192,292	34,379	—
Personnel expenses	117,958	19,243	—
Others	42,503	12,048	—

Total	927,211	269,696	—

9	Administration expenses

In thousands of RMB	2014	2013	2012
Personnel expenses	194,943	336,003	202,765
Consulting fees	84,856	280,749	13,451
Office expenses	15,451	57,649	9,201
Depreciation and amortisation	74,221	33,666	22,758
Rental expenses	46,403	41,028	24,763
Travelling expenses	16,076	17,691	12,326
Low-valued consumables	2,076	17,877	982
Recruiting expenses	13,593	19,410	18,665
Taxes and duties	14,287	4,749	17,315
Testing expenses	21,281	699	—
IT expense	64,462	25,158	10,675
Others	43,962	30,134	8,157

Total	591,611	864,813	341,058

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

10	Loss before income tax

Loss for the year is arrived at after charging/(crediting):

In thousands of RMB	2014	2013	2012
(a) Net finance (cost)/income:
Interest income from available-for-sale financial assets	720	2,079	5,158
Interest income from bank deposits	16,583	16,046	22,243
Net foreign exchange gain	8,519	—	10,602

Finance income	25,822	18,125	38,003

Net foreign exchange loss	—	(7,801)	—
Interest expense	(217,337)	(21,389)	—

Finance costs	(217,337)	(29,190)	—

Net finance (cost)/income	(191,515)	(11,065)	38,003

Interest expenses of RMB 84,571 thousand (2013: RMB 192,066 thousand; 2012: RMB 42,840 thousand) incurred on borrowings were capitalised in property, plant and equipment and intangible assets (see Note 12 and 13).

(b)	Personnel expenses

Contributions to defined contribution retirement plan	(36,710)	(21,498)	(9,545)
Salaries, wages and other benefits	(490,120)	(341,341)	(193,220)

	(526,830)	(362,839)	(202,765)

(c)	Other items:

Amortisation
- lease prepayment	(4,413)	(4,413)	(5,072)
- intangible assets	(52,315)	(8,940)	(2,583)

	(56,728)	(13,353)	(7,655)

Depreciation
- property, plant and equipment	(143,586)	(34,871)	(15,185)

Operating lease charges
- hire of office rentals	(53,340)	(45,006)	(24,763)
- hire of cars	(4,714)	(4,312)	(4,870)

	(58,054)	(49,318)	(29,633)

Write down of inventory to the net realisable value	—	(5,654)	—

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

11	Income taxes

Amounts recognised in profit or loss

In thousands of RMB	2014	2013	2012
Current tax expense – Germany Income Tax
Current year	533	196	—

The statutory corporate income tax rate of the Company is 25% (2012: 25%). The statutory corporate income tax rate of Qoros Automotive Europe GmbH, the Company’s subsidiary incorporated in Germany, is 15%.

Reconciliation of effective tax rate

In thousands of RMB	2014	2013	2012
Loss before tax	(2,154,153)	(1,556,931)	(634,650)
Income tax credit at the applicable PRC income tax rate of 25%	(538,538)	(389,233)	(158,663)
Effect of tax rate differential	91	15	—
Effect of tax losses not recognised	448,814	314,590	28,587
Effect of other temporary differences not recognised	89,857	40,735	129,606
Non-deductible expenses	309	34,089	470

Income tax expense	533	196	—

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

11	Income taxes (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits therefrom:

	As at 31 December
In thousands of RMB	2014	2013	2012
Tax losses	3,373,796	1,690,380	516,085
Other temporary differences	2,121,104	1,761,674	1,598,735

Total	5,494,900	3,452,054	2,114,820

Under current tax legislation, the above deductible tax losses will expire in the following years:

In thousands of RMB	As at 31 December 2014
2015	92,479
2016	158,364
2017	114,346
2018	1,213,347
2019	1,795,260

3,373,796

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

12	Property, plant and equipment

In thousands of RMB	Leasehold improvements	Equipment	Building	Construction in progress	Total
Cost
Balance at 1 January 2013	11,283	59,277	—	1,630,621	1,701,181
Additions	6,793	—	—	2,182,562	2,189,355
Transfer	—	1,509,771	1,258,439	(2,865,566)	(97,356)
Disposal	—	(239)	—	—	(239)

Balance at 31 December 2013	18,076	1,568,809	1,258,439	947,617	3,792,941
Additions	4,914	—	—	714,922	719,836
Transfer	—	933,383	24,841	(1,222,544)	(264,320)
Disposal	—	(352)	—	—	(352)

Balance at 31 December 2014	22,990	2,501,840	1,283,280	439,995	4,248,105

Depreciation
Balance at 1 January 2013	(8,639)	(21,477)	—	—	(30,116)
Depreciation for the year	(3,323)	(26,032)	(5,516)	—	(34,871)
Written off on disposal	—	236	—	—	236

Balance at 31 December 2013	(11,962)	(47,273)	(5,516)	—	(64,751)
Depreciation for the year	(8,045)	(95,959)	(39,582)	—	(143,586)
Written off on disposal	—	180	—	—	180

Balance at 31 December 2014	(20,007)	(143,052)	(45,098)	—	(208,157)

Carrying amount
Balance at 31 December 2012	2,644	37,800	—	1,630,621	1,671,065

Balance at 31 December 2013	6,114	1,521,536	1,252,923	947,617	3,728,190

Balance at 31 December 2014	2,983	2,358,788	1,238,182	439,995	4,039,948

Leased plant and machinery

The Group leases pressing machinery as a lessor under operating leases. As at 31 December 2014, the net carrying amount of leased machinery was RMB 82,083 thousand (31 December 2013: 90,776 thousand; 31 December 2012: nil).

Property, plant and equipment under construction

Included in additions of construction in progress is an amount of RMB 24,432 thousand representing borrowing costs capitalised during 2014, (2013: RMB 112,303 thousand; 2012: RMB 21,689 thousand), using a capitalisation rate of 7.56% per annum (2013: 4.64%; 2012: 1.88%).

As at 31 December 2014, all equipment, properties and construction in progress were pledged to bank as security for a consortium financing agreement. (Note 21)

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

13	Intangible assets

In thousands of RMB	Software	Development costs	Total
Cost
Balance at 1 January 2013	43,415	1,230,956	1,274,371
Additions	13,611	2,051,066	2,064,677
Transfer from construction in progress	97,356	—	97,356

Balance at 31 December 2013	154,382	3,282,022	3,436,404
Additions	14,491	987,935	1,002,426
Transfer from construction in progress	264,320	—	264,320

Balance at 31 December 2014	433,193	4,269,957	4,703,150

Amortisation
Balance at 1 January 2013	(3,531)	—	(3,531)
Amortisation for the year	(6,527)	(2,413)	(8,940)

Balance at 31 December 2013	(10,058)	(2,413)	(12,471)
Amortisation for the year	(30,439)	(21,876)	(52,315)

Balance at 31 December 2014	(40,497)	(24,289)	(64,786)

Carrying amount
Balance at 31 December 2012	39,884	1,230,956	1,270,840

Balance at 31 December 2013	144,324	3,279,609	3,423,933

Balance at 31 December 2014	392,696	4,245,668	4,638,364

The amortisation of software and capitalised development cost is included in administration expenses and cost of sales, respectively, in the consolidated statement of profit or loss and other comprehensive income.

See Note 24 for payables for research and development activities as at reporting date.

Included in capitalised development costs is an amount of RMB 60,138 thousand representing borrowing costs capitalised during 2013, (2013: RMB 79,763 thousand, 2012: RMB 21,151 thousand), using a capitalisation rate of 7.56% (2013: 4.64%; 2012: 1.88%).

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

13	Intangible assets (continued)

On 11 September 2014, the Board of Directors of the Company approved a revised business plan which adopted a lower sales volume than was previously adapted, as a result, an asset impairment test was performed in October 2014 and updated in February 2015. An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (“CGU”) exceeds its estimated recoverable amount. The recoverable amount of the CGU, to which the fixed assets and intangible assets belong, was based on the greater of its value in use and its fair value less costs to sell and was determined with the assistance of an independent valuer.

As the result of the impairment test showed the recoverable amount of the CGU higher than its book value as at 31 December 2014, no impairment loss is recognised.

14	Lease prepayments

In thousands of RMB	2014	2013
Cost
Balance at 1 January	220,631	220,631
Addition for the year	—	—
Disposal for the year	—	—

Balance at 31 December	220,631	220,631

Amortisation
Balance at 1 January	(8,090)	(3,677)
Amortisation for the year	(4,413)	(4,413)
Written back on disposal	—	—

Balance at 31 December	(12,503)	(8,090)

Carrying amount
Balance at 1 January	212,541	216,954

Balance at 31 December	208,128	212,541

As at 31 December 2014 and 2013, the Group’s lease prepayments represented the lease prepayments of land use rights located in Changshu, Jiangsu Province. Such lease prepayments were pledged to bank as security for a consortium financing agreement (Note 21).

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

15	Trade and other receivables

	At 31 December
In thousands of RMB	2014	2013
Trade receivables	12,558	—
Value-added tax recoverable	662,391	428,845
Deposits	70,270	72,940
Deferred expenses	35,829	40,607
Receivables due from employees	28,196	36,810
Receivables due from related parties 28(c)	5,065	1,325
Others	12,526	8,829

	826,835	589,356
Less: allowance for doubtful debts	(396)	(396)

	826,439	588,960

Non-current	96,533	106,239
Current	729,906	482,721

	826,439	588,960

16	Equity-accounted investees

On 30 July 2014, a car rental company, Fond&Liberty Car Rental/Leasing Co., Ltd (the “investee” or “Fond”), was established by Qoros Europe, Changshu Port Development and Construction Co., Ltd. (“CPDC”) and Daqian Investment Co., Ltd. ( “Daqian”).

The registered capital of the investee is USD 10 million, with Qoros Europe, CPDC and Daqian holding 25%, 25% and 50% of the equity interests in the investee, respectively. Qoros Europe injected an initial capital contribution of USD 375,000, equivalent of RMB 2.2 million.

The main business scope of the investee includes vehicle rental, sales of car parts and components, and designated driving service, with an operation period of 12 years.

The Group has a significant influence on Fond, as it holds 25% of the voting power of the investee. The Group accounts for the investment by using equity method, under which the carrying amount of investment is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognised in the investor’s profit or loss.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

17	Inventories

	At 31 December
In thousands of RMB	2014	2013
Raw materials and consumables	44,484	34,112
Work in progress	3,279	28,465
Finished goods	149,759	104,639

Total	197,522	167,216

During the period, raw materials and consumables, and changes in work in progress and finished goods included in “cost of sales” amounted to RMB 999,439 thousand.

There were no inventory write-downs recognised as at 31 December 2014.

18	Pledged deposits

Bank deposits of RMB 290,840 thousand (31 December 2013: RMB 193,136 thousand) have been pledged as security for bank guarantees and a letter of credit facility. The pledge in respect of the bank deposits will be released with the expiration of the relevant bank guarantees and the letter of credit facilities, which is less than one year.

19	Cash and cash equivalents

	At 31 December
In thousands of RMB	2014	2013
Bank deposits with maturity of 3 months or less	1,566	82,970
Cash at bank	750,522	774,930

	752,088	857,900

20	Paid-in capital

	At 31 December
In thousands of RMB	2014	2013
Wuhu Chery	3,265,920	2,965,920
Quantum (2007) LLC.	3,265,920	2,965,920

	6,531,840	5,931,840

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

21	Loans and borrowings

	At 31 December
In thousands of RMB	2014	2013
Denominated in:
RMB	5,946,000	3,673,000
USD	1,356,884	379,715
EUR	—	57,753

	7,302,884	4,110,468

Non-current	3,928,224	2,856,000
Current	3,374,660	1,254,468

	7,302,884	4,110,468

Details of non-current loans and borrowings are set out below.

(1)	On 23 July 2012, the Company entered into a consortium financing arrangement with a Group of banks. Under the arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 3 billion. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loan bears interest rate of LIBOR+4.8% per annum. The repayment schedule of loans is based on the instalments schedule as set out in the agreement within 10 years from the first draw down date. The arrangement is secured by the Company’s land use right, equipment, properties and construction in progress and is guaranteed by Wuhu Chery and Changshu Port Development and Construction Co., Ltd (“CPDC”) respectively. Each party provides guarantee to an aggregate principal amount of no more than RMB 1.5 billion or its equivalent. The guarantee from Wuhu Chery and CPDC are several but not joint. In connection with Wuhu Chery’s guarantee, Israel Corporation Ltd. provided a counter-guarantee up to the aggregate principal amount of no more than RMB 750 million or its equivalent. In connection with CPDC’s guarantee, the Company made a guarantee deposit of RMB 100 million to CPDC and Wuhu Chery also entered into an agreement to provide a counter-guarantee to CPDC in September 2012. The guarantee deposit was treated as deferred expenses and carried at amortised cost.

As at 31 December 2014, the Company has drawn down RMB loans of RMB 2,866 million (31 December 2013: RMB 2,856 million) with an interest rate of 6.15%.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

21	Loans and borrowings (continued)

The loans are repayable within 10 years from 23 July 2012. The first repayment date is set as 36 months after the first draw down date 27 July 2012. On 27 July 2015 and every 6 months after the preceding repayment date, payments are due based on the following schedule:

Repayment of loan principal as a % of the outstanding loan balance on 23 July 2015
27 July 2015	1.667%
27 January 2016	1.667%
27 July 2016	1.667%
27 January 2017	6.667%
27 July 2017	6.667%
Remaining	81.665%

The loans drawn down from this consortium arrangement contains financial related covenants. In 2013, the Company obtained a confirmation from the banks that compliance of the financial covenants is not required for 2013 and 2014. In September 2014, the banks further extended the covenant waiver to July 2017.

(2)	On 29 November 2012, the Company entered into a loan arrangement with Bank of China, a PRC commercial bank. Under this arrangement, the Company can draw down loans in RMB to an aggregate maximum principal amount of RMB 800 million, including a working capital loan of RMB 200 million. The arrangement is unsecured and unguaranteed. The loan bears either 1-year, 3-year or 5-year interest rate quoted by the People’s Bank of China due to specific loan duration and the latter rate is adjusted annually after the first draw down date 24 April 2013.

As of 31 December 2014, the Company has cumulatively drawn down loans of RMB 160 million (31 December 2013: RMB 160 million) with the interest rate of 6.15%. The loan is repayable in 3 years after the first draw down date of 24 April 2013, and was divided into four instalments which are repayable in May 2014, November 2014, May 2015 and November 2015 respectively. The loan contains financial covenants. In February 2014, the Company obtained a confirmation from the bank that compliance of the financial covenants is not required for 2013 and 2014. After the Company enters into continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the bank for consideration. The Company repaid the loan of RMB 80 million out of the RMB 160 million in 2014, with an outstanding loan balance of RMB 80 million.

(3)	On 31 July 2014, the Company entered into an additional consortium financing arrangement with a bank consortium. Under this arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 1.2 billion. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China with 10% mark-up and the USD loan bears interest rate of LIBOR+5% per annum. The repayment schedule of loans is based on the installments schedule as set out in the agreement within 10 years from the first draw down date.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

21	Loans and borrowings (continued)

Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC, shareholders of the Company, have each pledged 17.5% of its equity interest in the Company, which is currently being equivalent to a registered capital of RMB 1.1 billion respectively to the bank consortium.

As of 31 December 2014, the Company has drawn down loans of RMB 1.11 billion with the interest rate of 6.765%.

Current loans and borrowings represented unsecured bank loans with maturity period within one year with the interest rates from 1.28% to 7.32% and shareholder loans from Wuhu Chery and Quantum (2007) totalling RMB1.6 billion.

As at 31 December, 2014, the Company has unutilised loan facilities of RMB 824 million (31 December 2013: RMB 784 million). An additional loan facility of RMB 120 million can be released if the Company repay the outstanding loan of RMB 80 million as mentioned in Note 21 (2) above.

22	Deferred income

In November 2012, the Group received RMB 213.5 million from the Management Committee of Changshu Economic & Technology Development Zone, as a result of the Group’s investment in the Development Zone. Such government grant was initially recognised as “deferred income” upon receipt and is amortised and recognized as “other income” over the Group’s expected remaining period of operation.

23	Provision

The provision balance as at 31 December 2014 mainly represents warranties related to cars sold as of 31 December 2014. As no historical warranty data associated with cars sold is available, the Group accrues warranty provisions based on the estimation made by the Group’s technical department taking into account available warranty data of similar cars in the market.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

24	Trade and other payables

	At 31 December
In thousands of RMB	2014	2013
Trade payables	321,258	219,102
Note payables	217,208	—
Other payables for
-research and development activities	825,309	1,343,524
-property, plant and equipment	624,545	511,827
-services	673,004	301,100
Accrued payroll	64,952	104,702
Interest payable	17,606	40,856
Others	89,577	29,966

	2,833,459	2,551,077

All the balances are repayable on demand.

25	Financial risk management and fair values of financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business.

The Group’s exposure to these risks and the financial risk management policies and practice used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from counterparties and the Group’s deposits with banks (including available-for-sale financial assets).

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures.

The Group limits its exposure to credit risk by investing only in liquid investment products issued by financial institutions. Management actively monitors credit ratings and given that the Group only has invested in investment products with high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The carrying amounts of cash and cash equivalents, pledged deposits, other receivables and available-for-sale financial assets represent its maximum credit exposure on these assets.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

25	Financial risk management and fair values of financial instruments (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions and/or from other group companies to meet the liquidity requirements in the short and long term.

The following are the remaining contractual maturities at the end of the reporting period of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Contractual undiscounted cash flow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
As at 31 December 2014
Trade and other payables	2,833,459	—	—	—	2,833,459	2,833,459
Loans and borrowings	3,712,075	331,812	1,940,001	3,007,045	8,990,933	7,302,884
Finance lease liabilities	1,541	479	—	—	2,020	2,020

Total	6,547,075	332,291	1,940,001	3,007,045	11,826,412	10,138,363

As at 31 December 2013
Trade and other payables	2,551,077	—	—	—	2,551,077	2,551,077
Loans and borrowings	1,474,257	258,344	1,344,938	2,127,887	5,205,426	4,110,468
Finance lease liabilities	1,629	1,630	655	—	3,914	3,818

Total	4,026,963	259,974	1,345,593	2,127,887	7,760,417	6,665,363

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

25	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

- Currency risk

The Group is exposed to currency risk on purchases relating to research and development activities, bank borrowings as well as normal productions that are denominated in currencies other than the functional currencies of Group companies. The currencies in which these transactions primarily are denominated are RMB, US dollars and Euro. The functional currency of Group companies is primarily the RMB.

In respect of monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At 31 December
EUR	2014	2013
	RMB’ 000	RMB’ 000
Cash and cash equivalent	612	—
Prepayments	854	3,653
Trade and other payables	(16,170)	(94,413)
Loans and borrowings	—	—

Net statement of financial position exposure	(14,704)	(90,760)

	At 31 December
USD	2014	2013
	RMB’ 000	RMB’ 000
Cash and cash equivalent	395,034	—
Prepayments	25,848	9,313
Trade and other payables	(6,420)	(634)
Loans and borrowings	(995,132)	(379,709)

Net statement of financial position exposure	(580,670)	(371,030)

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

25	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

- Currency risk (continued)

The following significant exchange rates have been applied during the year:

	Average rate		Year end spot rate
	2014	2013	2014	2013
EUR	7.9373	8.3683	7.4556	8.4189
USD	6.1080	6.1912	6.1190	6.0969

A reasonably possible strengthening (weakening) of the Euro and US dollar against RMB at 31 December would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	At 31 December
	2014		2013
	Strengthening	Weakening	Strengthening	Weakening
	RMB’000	RMB’000	RMB’000	RMB’000
EUR (10% movement)	(1,470)	1,470	(9,076)	9,076
USD (10% movement)	(58,067)	58,067	(37,103)	37,103

- Interest rate risk

Profile

The Group’s interest rate risk arises primarily from bank deposits and bank loans. The Group’s policy is to obtain the most favourable interest rates available in respect of its bank deposits. The Group has not used any derivatives to mitigate its interest rate risk exposure.

Bank deposits are with fixed interest rates ranging from 0.35%~3.30%, 0.35%~3.25%, 0.35%~3.25% per annum as at 31 December 2014, 2013 and 2012 respectively.

The Group’s interest-bearing borrowings and interest rates as at 31 December 2014 and 2013 are set out as follows:

		At 31 December
	Interest rate	2014	2013
		RMB’000	RMB’000
Borrowings	1.28%-7.32%	7,302,884	4,110,468

Loan interest rates are disclosed in Note 21.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

25	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

- Interest rate risk (continued)

Sensitivity analysis

A change of 100 basis points in interest rates would have increased or decreased equity by RMB 92,915 thousand (2013: RMB 31,922; 2012: RMB 3,356 thousand).

(d)	Fair value

The fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1: (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments;

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data;

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

If the input used to measure the fair value of an assets or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

As at 31 December 2014, the Company had no financial instruments carried at fair value.

During the years ended 31 December 2014, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(e)	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of paid in capital and retained earnings.

There were no changes in the Group’s approach to capital management during the year.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

26	Operating leases

(a)	Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of RMB	At 31 December
	2014	2013
Within 1 year	22,638	43,771
After 1 year but within 5 years	341	18,138

	22,979	61,909

(b)	Leases as lessor

The Group leases out its part of machinery.

As at 31 December, the future minimum lease payments under non-cancellable leases are receivable as follows:

In thousands of RMB	At 31 December
	2014	2013
Within 1 year	15,389	48,844
After 1 year but within 5 years	9,367	24,756

	24,756	73,600

27	Capital commitments

Capital commitments outstanding not provided for in the financial statements:

In thousands of RMB	At 31 December
	2014	2013
Contracted for	954,515	758,622
Authorised but not contracted for*	23,309	54,799

	977,824	813,421

*	The authorised but not contracted for capital commitment represented the research and development costs and construction costs for the factories in Changshu to be incurred. The Board of Directors has approved these commitments but the related written approval document is still under preparation.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

28	Related parties

(a)	Parent and ultimate controlling party

As at 31 December 2014, 2013 and 2012, the Company was jointly-controlled by Wuhu Chery and Quantum (2007) LLC. Chery Automobile Co., Ltd. (“Chery Auto”) is the ultimate parent company of Wuhu Chery and Israel Corporation Ltd. is the ultimate parent company of Quantum (2007) LLC.

The following is a summary of principal related parties transactions carried out by the Group with the related parties for the year presented.

(b)	Transactions with key management personnel

In thousands of RMB	2014	2013	2012
Salaries, benefit and contribution to the defined contribution retirement plan	10,941	13,215	10,607

(c)	Other related party transactions

The Group entered into the following material related party transactions:

In thousands of RMB	2014	2013	2012
Loan from Wuhu Chery	800,000	—	—
Loan from Quantum (2007)	800,000	—	—
Car sales to Fond & Liberty Car Rental/Leasing Co., Ltd. (“Fond”)	4,520	—	—
Rental expenses paid to Chery Auto’s subsidiary	80	—	62
Service fee payable to Chery Auto	8,495	12,863	3,385
Service fee payable to Shanghai SICAR Vehicle Technology Development Co., Ltd. (“SICAR”)	13,182	13,395	17,490
Purchase from Chery Auto	90,306	13,856	3,436
Travel expense paid on behalf of Chery Auto and SICAR	—	—	334
Other expense charged to
-Israel Corporation Ltd.	1,321	1,292	1,039
-Chery Huiyin Motor Finance Service Co., Ltd. (“Huiyin”)	1,777	—	—

In addition to the above transactions, guarantees provided by Wuhu Chery and Israel Corporation Ltd. in respect of the consortium financing agreement were disclosed in Note 21.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

28	Related parties (continued)

(c)	Other related party transactions (continued)

The outstanding balances arising from the above transactions at the end of the reporting periods are as follows:

In thousands of RMB	At	At
	31 December	31 December
	2014	2013
Amounts due from related parties
- trade receivables from Fond	3,664	—
- other receivables from Chery Auto	75	75
- other receivables from Chery Auto’s subsidiary	5	5
- other receivables from Israel Corporation Ltd.	1,321	1,245

	5,065	1,325

- prepayments to Chery Auto	86,000	1,675
- prepayments to Huiyin	1,645	—
- prepayments to SICAR	—	2,430

	87,654	4,105

	92,719	5,430

Amounts due to related parties
-loan payable to Wuhu Chery	800,000	—
-loan payable to Quantum (2007) LLC	800,000	—
-payables to Chery Auto	22,523	598
-payables to Chery Auto’s subsidiary	7	—
-payables to SICAR	1,557	2,176

	1,624,087	2,774

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2014

28	Related parties (continued)

(c)	Relationship with the related parties under the transactions stated in 28(c) above

Name of the entities	Relationship with the Group
Wuhu Chery	Parent Company
Quantum (2007) LLC	Parent Company
Wuhu Chery Car Rental Co., Ltd	Chery Auto’s subsidiary
Huiyin	Chery Auto’s subsidiary
SICAR	Joint venture invested by Chery Auto
Fond	Associate invested by the Group

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Memorandum and Articles of Association (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1*	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares

2.2	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1	Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2	Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.3 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.3	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A. (Incorporated by reference to Exhibit 4.5 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.6	English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.7†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8	Pledge Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.4 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.9*	Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021

4.10*	Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein

4.11*	Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto

8.1*	List of significant subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Somekh Chaikin, a Member Firm of KPMG International, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

15.3*	Consent of KPMG Huazhen (Special General Partnership), independent auditor of Qoros Automotive Co., Ltd.

*	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

149