Form 20-F/A
period 2014-12-31
Kenon Holdings Ltd.
filed 2016-03-04
CIK 1611005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2014, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2015 (the “Original 20-F”), to incorporate by reference the (i) unaudited consolidated financial statements of Generandes Perú S.A. (“Generandes”) as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 and (ii) audited consolidated financial statements of Generandes as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013 and 2012, and the related independent auditors’ report thereon (collectively, the “Generandes Financial Statements”), as required by Rule 3-09 of Regulation S-X.

Prior to September 2014, our subsidiary I.C. Power Ltd., through a wholly-owned subsidiary, held a 39% equity interest in Generandes, which held a 54.2% equity interest in the outstanding shares of Edegel S.A.A., a power generation company in Peru. In April 2014, I.C. Power Ltd. agreed to sell its interest in Generandes. In September 2014, I.C. Power Ltd. completed the sale.

Our subsidiary IC Power Pte. Ltd. filed the Generandes Financial Statements in its Registration Statement on Form F-1, filed with the SEC on August 31, 2015 (File No. 333-206667) and amended on November 2, 2015 (the “Registration Statement”).

We are amending “Item 18 – Financial Statements” of the Original 20-F to incorporate by reference the Generandes Financial Statements from the Registration Statement. We are also amending “Item 19 – Exhibits” of the Original 20-F to include as exhibits (i) the Generandes Financial Statements, (ii) the consent of Caipo y Asociados S. Civil de R.L., the independent auditor of Generandes and (iii) newly executed certifications by our Chief Executive Officer and Chief Financial Officer. Except as specifically provided above, this Amendment No. 1 does not amend, update or restate any other items or sections of the Original 20-F and does not reflect events occurring after the filing of the Original 20-F on March 31, 2015. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the Original 20-F are true and complete as of any date subsequent to March 31, 2015.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-148 of the Original 20-F, which are incorporated herein by reference.

The consolidated financial statements of Generandes and the related independent auditors report required by Rule 3-09 of Regulation S-X are incorporated herein by reference to Exhibit 99.1.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Memorandum and Articles of Association (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1*	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares

2.2	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1	Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2	Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.3 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.3	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A. (Incorporated by reference to Exhibit 4.5 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.6	English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

Exhibit Number	Description of Document

4.7†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8	Pledge Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.4 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.9*	Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021

4.10*	Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein

4.11*	Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto

8.1*	List of significant subsidiaries of Kenon Holdings Ltd.

12.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Somekh Chaikin, a Member Firm of KPMG International, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

15.3*	Consent of KPMG Huazhen (Special General Partnership), independent auditor of Qoros Automotive Co., Ltd.

15.4**	Consent of Caipo y Asociados S. Civil de R.L., independent auditors of Generandes Perú S.A.

99.1	Unaudited consolidated financial Statements of Generandes Perú S.A. as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013, audited consolidated financial statements of Generandes Perú S.A. as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013 and 2012, and the related independent auditors’ report thereon (Incorporated by reference to pages F-120 – F-268 of IC Power Pte. Ltd.’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-206667), filed on November 2, 2015)

*	Previously filed.
**	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer

Date: March 4, 2016