Form 20-F
period 2015-12-31
Kenon Holdings Ltd.
filed 2016-04-22
CIK 1611005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36761

KENON HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

(Company Registration No. 201406588W)

Singapore	4911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

+65 6351 1780

Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

53,693,975 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated companies, collectively, as the context may require, including:

•	I.C. Power Asia Development Ltd. (“IC Power”), formerly I.C. Power Ltd., an Israeli holding company with electricity generation and distribution operations in Latin America, the Caribbean and Israel, in which Kenon has an indirect 100% interest;

•	IC Power Pte. Ltd. (“IC Power Singapore”), a Singaporean holding company, which holds a direct 100% interest in IC Power;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon has a 50% interest;

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has a 32% interest; and

•	Primus Green Energy, Inc. (“Primus”), a New Jersey corporation which is an innovative developer of an alternative fuel technology, in which Kenon, through IC Green, has a 91% interest.

Additionally, this annual report uses the following conventions:

•	“HelioFocus” means HelioFocus Ltd., an Israeli corporation with minimal operations, in which Kenon, through IC Green, has a 70% interest, and which is in the process of being wound down;

•	“IC” means Israel Corporation Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange, or the “TASE,” and Kenon’s former parent;

•	“IC Green” means IC Green Energy Ltd., an Israeli corporation, which holds Kenon’s equity interests in Primus and HelioFocus, and which held Kenon’s interest in REG.

•	“Petrotec” means Petrotec AG, a German company listed on the Frankfurt Stock Exchange, which IC Green sold in December 2014;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, which is the direct owner of our 50% interest in Qoros;

•	“REG” means Renewable Energy Group, Inc., a Delaware corporation, in which Kenon held an interest as a result of IC Green’s December 2014 sale of its interest in Petrotec;

•	“our businesses” shall refer to each of our subsidiaries and associated companies, collectively, as the context may require;

•	“spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in each of IC Power, Qoros, ZIM, Tower, Primus, HelioFocus and REG, as well as other intermediate holding companies related to these entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s existing shareholders; and

•	“Tower” means Tower Semiconductor Ltd., an Israeli specialty foundry semiconductor manufacturer, listed on the NASDAQ stock exchange, or “NASDAQ” and the “TASE.”

Additionally, this annual report uses the following conventions for IC Power:

•	IC Power’s Operating Companies, Assets in Advanced Stages of Construction, Pipeline Projects and Other Relevant Businesses:

•	“Acter Holdings” means Inkia Holdings (Acter) Limited, a Cayman Islands corporation through which IC Power held its interest in Southern Cone;

•	“AEI Jamaica” means AEI Jamaica Holdings Ltd, a Jamaican corporation;

•	“AIE” means Advanced Integrated Energy Ltd., an Israeli corporation;

•	“Amayo I” means Consorcio Eólico Amayo S.A., a Panamanian corporation;

•	“Amayo II” means Consorcio Eólico Amayo (Fase II) S.A., a Panamanian corporation;

•	“CDA” means Cerro del Águila S.A., a Peruvian corporation;

•	“Cenérgica” means Cenérgica, S.A. de C.V., a Salvadorian corporation;

•	“Central Cardones” means Central Cardones S.A., a Chilean corporation;

•	“CEPP” means Compañía de Electricidad de Puerto Plata S.A., a Dominican Republic corporation;

•	“COBEE” means Compañía Boliviana de Energía Eléctrica S.A., a Canadian corporation;

•	“Colmito” means Termoeléctrica Colmito Ltda., a Chilean corporation;

•	“Corinto” means Empresa Energética Corinto Ltd., a Cayman Islands corporation;

•	“DEOCSA” means Distribuidora de Electricidad de Occidente, S.A., a Guatemalan corporation;

•	“DEORSA” means Distribuidora de Electricidad de Oriente, S.A., a Guatemalan corporation;

•	“Edegel” means Edegel S.A.A., a Peruvian corporation;

•	“Energuate” means DEOCSA and DEORSA, collectively. Energuate is the trade name of IC Power’s Guatemalan distribution businesses DEORSA and DEOCSA. Energuate is not a legal entity;

•	“Generandes” means Generandes Perú S.A., a Peruvian corporation through which IC Power held its indirect interest in Edegel;

•	“Guatemel” means Comercializadora Guatemalteca Mayorista de Electricidad, S.A., a Guatemalan corporation;

•	“Hadera Paper” means Hadera Paper Ltd., an Israeli corporation;

•	“ICPI” means IC Power Israel Ltd., an Israeli corporation;

•	“ICPNH” means IC Power Nicaragua Holdings, a Cayman Islands corporation, formerly known as AEI Nicaragua Holdings Ltd., or AEI Nicaragua;

•	“Inkia” means Inkia Energy Limited, a Bermudian corporation;

•	“JPPC” means Jamaica Private Power Company Ltd., a Jamaican corporation;

•	“Kallpa” means Kallpa Generación S.A., a Peruvian corporation;

•	“Kanan” means Kanan Overseas I. Inc., a Panamanian corporation;

•	“Nejapa” means Nejapa Power Company S. de R.L., a Panamanian corporation;

•	“OPC” means O.P.C. Rotem Ltd., an Israeli corporation;

•	“Pedregal” means Pedregal Power Company S.de.R.L, a Panamanian corporation;

•	“Puerto Quetzal” means Puerto Quetzal Power L.L.C., a Delaware limited liability company;

•	“RECSA” means Redes Eléctricas de Centroamérica, S.A., a Guatemalan corporation;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

•	“Southern Cone” means Southern Cone Power Perú S.A., a Peruvian corporation through which we held our interest in Generandes.

•	“Surpetroil” means Surpetroil S.A.S., a Colombian corporation; and

•	“Tipitapa Power” means Tipitapa Power Company Ltd., a Cayman Islands corporation.

•	IC Power’s Regulatory Bodies and Electricity System Coordination Entities

•	“AMM” means Wholesale Market Administrator (Administrador del Mercado Mayorista), a private entity that coordinates the operation of the generation facilities and international interconnections and transmission lines that form Guatemalan National Electricity System;

•	“ANA” means the National Water Authority of Peru (Autoridad Nacional del Agua);

•	“CFE” means the Federal Electricity Commission (Comisión Federal de Electricidad), which is Mexico’s state-owned power utility;

•	“CND” means the National Dispatch Center of Panama (Centro Nacional de Despacho);

•	“CNDC” means the National Dispatch Committee of Bolivia (Comité Nacional de Despacho de Carga), a governmental entity responsible for planning and coordinating the operation of the generation, transmission and distribution systems that form the SIN in Bolivia;

•	“CNEE” means the National Electric Energy Commission of Guatemala (Comisión Nacional de Energia Electrica), which was established pursuant to the General Electricity Law of 1996, Decree 93-96, or General Electricity Law (Ley General de Electricidad) and acts as a technical arm of the MEM and which determines the transmission and distribution tariffs and is responsible for ensuring compliance with Guatemalan electricity laws;

•	“COES” means the Committee for the Economic Operation of the System (Comité de Operación Económica del Sistema Interconectado Nacional), an independent and private Peruvian entity composed of qualified participants undertaking activities in SEIN which is responsible for planning and coordinating the operation of the generation, transmission and distribution systems that form the SEIN;

•	“CREG” means the Commission for the Regulation of Energy and Gas in Colombia (Comisión de Regulación de Energía y Gas);

•	“EA” means the Electricity Authority in Israel, which was established pursuant to the Electricity Sector Law to regulate and supervise, among other things, the provision of essential electric public services in Israel and electricity tariffs;

•	“IEC” means Israel Electric Corporation, a government-owned entity, which generates and supplies the majority of electricity in Israel, transmits and distributes all of the electricity in Israel, acts as the system operator of Israel’s electricity system, determines the dispatch order of generation units, grants interconnection surveys, and sets spot prices, among other roles;

•	“INDECOPI” means the National Institute for the Defense of Competition and Intellectual Property Protection (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual), the Peruvian antitrust and intellectual property regulator;

v

•	“INDE” means the National Electrification Institute of Guatemala (Instituto Nacional de Electrificación), an entity in charge of development of local power production pursuant to the General Electricity Law and which operates through its three subsidiary firms: Empresa de Generación de Energía Eléctrica (EGEE) responsible for power generation, Empresa de Transporte y Control de Energía Eléctrica (ETCEE) responsible for transmission and Empresa de Comercialización de Energía (ECOE) responsible for marketing;

•	“MEM” means the Ministry of Energy and Mines of Guatemala (Ministerio de Energía y Minas), which is responsible for enforcing the General Electricity Law and the related regulations and for the coordination of policies between CNEE and the AMM and overseeing energy and mining sectors in Guatemala;

•	“MINEM” means the Ministry of Energy and Mines of Peru (Ministerio de Energía y Minas), which is responsible for, among other things, setting national energy policy, proposing and adopting laws and regulations to supervise the energy sector and granting concessions and authorizations to entities who wish to operate in power generation, transmission or distribution in Peru;

•	“OC” means the Coordinating Body (Organismo Coordinador), a Dominican governmental authority whose function is to plan and coordinate the operations of the generation, transmission and distribution systems that form the SENI;

•	“OSINERGMIN” means the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), a Peruvian governmental authority which is responsible for, among other things, ensuring that companies comply with the rules and regulations applicable to the energy industry in Peru and for setting the tariffs to be charged to regulated customers;

•	“PUAE” means Israel’s Public Utilities Authority (Electricity), the entity which, prior to January 1, 2016, regulated and supervised, among other things, the provision of essential electric public services in Israel and electricity tariffs. As of January 1, 2016, the EA performs this role;

•	“Salvadorian CNE” means the National Energy Commission of El Salvador (Comisión Nacional de Energía), a governmental entity which is responsible for proposing and adopting policies and regulations for the Salvadorian energy sector;

•	“SEIN” means the national interconnected electrical system of Peru (Sistema Eléctrico Interconectado Nacional);

•	“SENI” means the national interconnected electrical system of the Dominican Republic (Sistema Eléctrico Nacional Interconectado);

•	“SIC” means the national interconnected electrical system of Chile (Sistema Interconectado Central);

•	“SIEPAC” means Central American Electrical Interconnection System (Sistema de Interconexión Eléctrica de los Países de América Central) that connects the transmission systems of Nicaragua, Panama, Costa Rica, Honduras, El Salvador and Guatemala through a 230 KW transmission line;

•	“SIGET” means the General Superintendency of Electricity and Telecommunications (Superintendencia General de Electricidad y Telecomunicaciones), a Salvadorian entity which is responsible for ensuring that companies comply with the rules and regulations passed by the Salvadorian CNE, as well as other laws that are applicable to the energy industry in El Salvador;

•	“SIN” means a national system formed by generation plants, the interconnected grid, regional transmission lines, distribution lines and consumer loads (Sistema Interconectado Nacional) in each of Bolivia, Colombia and Guatemala;

•	“SING” means the Interconnected System of Norte Grande of Chile (Sistema Interconectado Norte Grande); and

•	“UPME” means the Mining and Energy Planning Unit (Unidad de Planeación Minero Energética), a special administrative unit of the Ministry of Mines and Energy of Colombia.

•	Industry and Other Terms Relevant to IC Power’s Operations

•	“availability factor” means the percentage of hours a power generation unit is available for generation of electricity in the relevant period, whether or not the unit is actually dispatched or used for generating power;

•	“Btu” means British thermal units;

•	“CAGR” means compound annual growth rate;

•	“COD” means the commercial operation date of a development project;

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

•	“EPC” means engineering, procurement and construction;

•	“firm capacity” means the amount of energy available for production that, pursuant to applicable regulations, must be guaranteed to be available at a given time for injection to a certain power grid;

•	“greenfield projects” means projects constructed on unused land with no need to demolish or remodel existing structures;

•	“GWh” means gigawatt hours (one GWh is equal to 1,000 MWh);

•	“Heat rate” means the number of Btu of energy contained in the fuel required to produce a kWh of energy (Btu/kWh) for thermal plants;

•	“HFO” means heavy fuel oil;

•	“IC Power’s capacity” or “IC Power’s installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of IC Power’s ownership interest in the entity that owns such asset;

•	“proportionate capacity” means, with respect to each asset, the proportionate capacity of such asset, as determined by IC Power’s ownership interest in the entity that owns such asset;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•	“kV” means kilovolt;

•	“KWh” means kilowatts per hour;

•	“MMBtu” means one million metric Btu;

•	“MW” means megawatts (one MW is equal to 1,000 kilowatts or KW);

•	“MWh” means megawatt per hour;

•	“OEM” means original equipment manufacturer;

•	“PPA” means power purchase agreement;

•	“transmission” refers to the bulk transfer of electricity from generating facilities to the distribution system at load center station in which the electricity is stabilized by means of the transmission grid;

•	“VNR” means variable transmission revenue and VNR of transmission system is the estimated cost of replicating a “model” transmission system including an estimated return on capital; and

•	“weighted average availability” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year.

Although we acquired each of our subsidiaries and associated companies in connection with the spin-off, the operating and other statistical information with respect to each of our subsidiaries and associated companies is presented as of December 31, 2015, unless otherwise indicated, as if we owned such businesses for the periods covered by this annual report.

FINANCIAL INFORMATION

We produce financial statements in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and all financial information included in this annual report is derived from our IFRS financial statements, except as otherwise indicated. In particular, this annual report contains certain non-IFRS financial measures which are defined under “Item 3.A Selected Financial Data” and “Item 4.B Business Overview—Our Businesses—IC Power.” In addition, certain financial information relating to Tower, where indicated, has been derived from Tower’s financial statements that have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Our financial statements for the years ended December 31, 2014 and 2013, and as of December 31, 2014, are presented as combined carve-out financial statements and have been derived from the consolidated financial statements of IC, our former parent. These combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to us, as well as allocations deemed reasonable by us, to present our combined financial position, profit and loss and other comprehensive income, changes in equity attributable to the owners of the company and cash flows. These combined carve-out financial statements are not necessarily indicative of our financial position, profit and loss and other comprehensive income, or cash flows had we operated as a separate entity throughout the periods presented. We present our combined carve-out financial statements in U.S. Dollars.

Our financial statements as of and for the year ended December 31, 2015, are presented as consolidated financial statements. The audited consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income, changes in equity attributable to the owners of the company, and cash flows for the year ended December 31, 2015 and the consolidated statement of financial position as of December 31, 2015. We present our consolidated financial statements in U.S. Dollars.

All references in this annual report to (i) “U.S. Dollars”, “$” or “USD” are to the legal currency of the United States of America; (ii) “RMB” are to Yuan, the legal currency of the People’s Republic of China, or China; (iii) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel; (iv) “Euro” are to the legal currency of participating member states for the purposes of the European Monetary Union; (v) “Peruvian Sol” are to the legal currency of Peru; (vi) “Bs” or “Bolivianos” are to the legal currency of the Plurinational State of Bolivia, or Bolivia; (vii) “S$” are to Singapore Dollars, the legal currency of the Republic of Singapore, or Singapore; (viii) “Colombian pesos” are to the legal currency of the Republic of Colombia, or Colombia; and (ix) “Chilean pesos” are to the legal currency of the Republic of Chile, or Chile. We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

In this annual report, we also include the consolidated financial statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2015, 2014 and 2013, and audited consolidated statements of financial position for Qoros as of December 31, 2015 and 2014, pursuant to Rule 3-09 of Regulation S-X. We also incorporate by reference the (i) unaudited consolidated financial statements of Generandes as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 and (ii) audited consolidated financial statements of Generandes as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013 and 2012, and the related independent auditors’ report thereon, as required by Rule 3-09 of Regulation S-X. These financial statements have been audited according to U.S. Generally Accepted Auditing Standards, except for the financial statements as of and for the year ended December 31, 2014, which are not required to be audited by Rule 3-09 of Regulation S-X because Generandes is not considered a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X for the year ended December 31, 2014.

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely Adjusted EBITDA and Net Debt, each as defined under “Item 3.A Selected Financial Data–Information on Business Segments” and “Item 3.A Selected Financial Data–Information on Business Segments–IC Power” and “Item 4.B Business Overview—Our Businesses—IC Power—IC Power’s Description of Operations.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of Adjusted EBITDA and Net Debt provides transparent and useful information to investors and financial analysts in their review of our, or our subsidiaries’ and associated companies’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

EXCHANGE RATE INFORMATION

The following tables set forth the historical period-end, average, high and low noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for the U.S. Dollar expressed in RMB per one U.S. Dollar for the periods indicated:

	RMB/U.S. Dollar
Year	Period end[1]	Average rate[2]	High	Low
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1701	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870

1.	Represents the closing exchange rate on the last business day of the applicable period.
2.	Represents the average of the closing exchange rates on the last business day of each month during the relevant one-year periods.

	RMB/U.S. Dollar
Month	High	Low
October 2015	6.3591	6.3180
November 2015	6.3945	6.3180
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480
April 2016 (through April 15, 2016)	6.4810	6.4580

The following tables set forth the historical period-end, average, high and low rates calculated using the daily closing exchange rates, as reported by Bloomberg, for the U.S. Dollar expressed in Peruvian Sol per one U.S. Dollar for the periods indicated:

	Peruvian Sol/U.S. Dollar
Year	Period end[1]	Average rate[2]	High	Low
2011	2.697	2.755	2.816	2.697
2012	2.568	2.638	2.693	2.568
2013	2.786	2.703	2.802	2.552
2014	2.963	2.839	2.963	2.787
2015	3.414	3.204	3.414	2.975

1.	Represents the closing exchange rate on the last business day of the applicable period.
2.	Represents the average of the closing exchange rates on the last business day of each month during the relevant one-year periods.

	Peruvian Sol/ U.S. Dollar
Month	High	Low
October 2015	3.288	3.212
November 2015	3.379	3.284
December 2015	3.414	3.367
January 2016	3.473	3.413
February 2016	3.531	3.477
March 2016	3.518	3.313
April 2016 (through April 21, 2016)	3.930	3.243

MARKET AND INDUSTRY DATA

Certain information relating to the industries in which each of our subsidiaries and associated companies operate and their position in such industries used or referenced in this annual report were obtained from internal analysis, surveys, market research, publicly available information and industry publications. Unless otherwise indicated, all sources for industry data and statistics are estimates or forecasts contained in or derived from internal or industry sources we believe to be reliable. Market data used throughout this annual report was obtained from independent industry publications and other publicly available information. Such data, as well as internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. In addition, in certain cases we have made statements in this annual report regarding the industries in which each of our subsidiaries and associated companies operate and their position in such industries based upon the experience of our businesses and their individual investigations of the market conditions affecting their respective operations. We cannot assure you that any of these statements are accurate or correctly reflect the position of subsidiaries and associated companies in such industries, and none of our internal surveys or information has been verified by independent sources.

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

REPRESENTATION OF CAPACITY AND PRODUCTION FIGURES

Unless otherwise indicated, statistics provided throughout this annual report with respect to power generation units are expressed in MW, in the case of the capacity of such power generation units, and in GWh, in the case of the electricity production of such power generation units. One GWh is equal to 1,000 megawatt hours, or MWh, and one MWh is equal to 1,000 kilowatt hours, or KWh. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Unless otherwise indicated, IC Power’s capacity figures provided in this annual report reflect 100% of the capacity of all of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset, and IC Power’s consolidated generation figures provided in this annual report reflect 100% of the generation figures of IC Power’s subsidiaries, and excludes the generation figures of IC Power’s associated companies. Excluding the generation figures of AIE, whose generation figures are only presented since the date of its acquisition, generation figures for assets acquired during a year are presented for the full year, regardless of the date within the year when the acquisition occurred. As a result, the generation figures provided in this annual report of Colmito, which we acquired in 2013, and ICPNH, Puerto Quetzal, Surpetroil and JPPC, which IC Power acquired in 2014, reflect 100% of the generation figures of these companies for the years ended December 31, 2013 and 2014, respectively, regardless of IC Power’s date of acquisition of such companies. With respect to capacity figures for the year ended December 31, 2014, and any prior periods thereto, IC Power’s capacity figures exclude Edegel’s 1,540 MW of capacity, as a result of the sale of IC Power’s indirect interest in Edegel in September 2014. For information on IC Power’s ownership interest in each of its operating companies and associated companies, see “Item 4.B. Information on the Company—Business Overview—Our Businesses—IC Power.” For further details on technical conventions used in this annual report, see “Introduction and Use of Certain Terms.”

INFORMATION REGARDING TOWER

On July 23, 2015, consistent with our strategy to realize value for our shareholders by, among other things, distributing our interests in our non-primary businesses to our shareholders rationally and expeditiously, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. As of the date of this annual report, our interest in Tower comprises (i) 2,668 options to purchase 2,668 ordinary shares of Tower and (ii) 1,669,795 Series 9 Warrants to purchase 1,669,795 ordinary shares of Tower, which represents an aggregate of approximately 2% of Tower’s outstanding shares.

Tower is subject to the reporting requirements of the Securities and Exchange Commission, or the SEC, and, as a foreign private issuer, Tower is required to file with the SEC annual reports containing audited financial information, and to furnish to the SEC reports containing any material information that Tower provides to its local securities regulator, investors or stock exchange. Tower’s published financial statements are prepared according to U.S. GAAP. Information related to Tower contained, or referred to, in this annual report has been derived from Tower’s public filings with the SEC. Although we held a significant equity interest in Tower during certain periods discussed in this annual report, we did not control or manage Tower, participate in the preparation of Tower’s public reports or financial statements or have any specific information rights regarding Tower during such periods. Any information related to Tower contained, or referred to, in this annual report is provided to satisfy our obligations under the Securities Exchange Act of 1934, or the Exchange Act. You are encouraged to review Tower’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

x

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

These forward-looking statements relate to:

•	our goals and strategies;

•	our capital commitments and/or intentions with respect to each of our businesses;

•	our ability to implement, successfully or at all, our strategies for us and for each of our businesses following the spin-off;

•	our capital allocation principles, as set forth in “Item 4.B Business Overview”;

•	the funding requirements, strategies, and business plans of our businesses, including statements as to our businesses’ ability to raise third party debt and/or equity financing to fund their operations as needed, including for the construction or expansion of their operations and/or respective facilities;

•	the potential listing, offering, distribution or monetization of our businesses and the anticipated timing thereof;

•	expected trends in the industries in which each of our businesses operate, including trends relating to the growth of a particular market;

•	our expected tax status and treatment;

•	fluctuations in the availability and prices of commodities purchased by, or in competition with, our businesses;

•	statements relating to litigation and/or regulatory proceedings;

•	with respect to IC Power:

•	expected supply and demand trends in the Peruvian power market;

•	the expected cost and timing of commencement and completion of existing acquisitions and construction projects, as well as the anticipated installed capacities and business results of such acquisitions or projects;

•	its strategy to source and finance new, development and acquisition projects;

•	its strategy to source and enter into long-term PPAs, and turnkey agreements and the amounts to be paid under such agreements;

•	expected increased demand in certain of the power generation markets where IC Power currently operates or may operate in the future;

•	expected trends in energy consumption, particularly in Latin America;

•	its capital expenditure program;

•	the expected revenues of its PPAs, including the PPAs of its assets in advanced stages of construction;

•	its strategy to acquire additional generation and distribution businesses;

•	the expected cash flows from its distribution businesses;

•	future subsidies available to IC Power’s businesses and distribution customers;

•	expected trends in electrification levels in Guatemala;

•	the competitive landscape within Energuate’s service areas;

•	expected or potential changes in distribution tariffs;

•	its ability to enter into or renew its PPAs;

•	its expected coverage under its insurance policies;

•	the expected initial public offering of IC Power Singapore;

•	the price and volume of gas available to OPC and other IPPs in Israel; and

•	the potential nationalization of operating assets;

•	with respect to Qoros:

•	Qoros’ expectation to renew or refinance its working capital facilities to support its continued operations and development;

•	Qoros’ strategy to increase its sales volumes;

•	expected growth in the Chinese passenger vehicle market, particularly within the C-segment and C-segment SUV market;

•	Qoros’ liquidity position;

•	the expected conversion of Qoros’ shareholder loans into equity;

•	Qoros’ plans to develop its dealer network;

•	the assumptions used in Qoros’ impairment analysis, including assumptions related to future sales volumes and price, operating expenses, and the availability of funding, including certain subsidies from local Chinese governments during the projection period;

•	the effect of environmental regulations on Qoros’ business;

•	Qoros’ ability to increase its production capacity;

•	Qoros’ ability to launch new models using its existing platform, to the extent that demand for its vehicles increases;

•	the expected development of the New Energy Vehicle, or NEV, market in China; and

•	Qoros’ NEV division.

•	with respect to ZIM:

•	the assumptions used in Kenon’s and ZIM’s impairment analysis with respect to Kenon’s investment in ZIM, and ZIM’s assets, respectively, including with respect to expected fuel price, freight rates, and WAC trends;

•	modifications with respect to its operating fleet and lines, including the utilization of larger vessels within certain trade zones;

•	the expansion of the Panama Canal; and

•	trends related to the global container shipping industry, including with respect to fluctuations in container supply, demand, bunker prices and charter/freights rates;

•	with respect to Primus:

•	its strategy;

•	its plans to raise capital;

•	its project pipeline; and

•	its expected sources of revenue.

The preceding list is not intended to be an exhaustive list of each of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements which are set forth in “Item 3.D Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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

The following tables set forth our selected combined carve-out financial and other data (for all periods as of and prior to December 31, 2014) and selected consolidated financial and other data (for all periods subsequent to December 31, 2014). This data should be read in conjunction with our audited financial statements, and the related notes thereto, as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, included elsewhere in this annual report, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3.D Risk Factors.” The historical financial and other data included here and elsewhere in this annual report should not be assumed to be indicative of our future financial condition or results of operations. During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s selected financial data for 2014, 2013 and 2012 has been revised to correct this immaterial error.

Our financial statements presented in this annual report have been prepared in accordance with IFRS as issued by the IASB. The assumptions used in the preparation of the selected financial data for 2012 and 2011 set forth below are the same as those used in the preparation of the audited financial statements for 2015, 2014 and 2013, as described in Note 1 to our audited financial statements included elsewhere in this annual report.

The selected financial data below also includes certain non-IFRS measures used by us to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance.

		Year Ended December 31,
	2015	2014	2013[1]	2012[1]	2011[1]
		(in millions of USD)
Statements of Profit and Loss Data[2]
Revenues from sale of electricity	$1,289	$1,372	$873	$577	$480
Cost of sales and services	(863)	(981)	(594)	(395)	(334)
Depreciation	(111)	(100)	(70)	(51)	(37)

Gross profit	$315	$291	$209	$131	$109
Selling, general and administrative expenses	(104)	(131)	(73)	(69)	(51)
Gain from distribution of dividend in kind	210	—	—	—	—
Gain from disposal of investees	—	157	—	5	19
Gain on bargain purchase	—	68	1	—	—
Asset impairment	(7)	(48)	—	—	—
Dilution gains from reduction in equity interest held in associates	33	—	—	—	—

		Year Ended December 31,
	2015	2014	2013[1]	2012[1]	2011[1]
		(in millions of USD)
Other expenses	(7)	(14)	(5)	—	(4)
Other income	16	51	5	12	29

Operating profit from continuing operations	$456	$374	$137	$79	$102
Financing expenses	(124)	(110)	(69)	(39)	(37)
Financing income	13	16	5	3	3

Financing expenses, net	$(111)	$(94)	$(64)	$(36)	$(34)
Share in losses of associated companies, net of tax	187 [3]	171 [3]	127	52	42

Profit from continuing operations before income taxes	$158	$109	$(54)	$(9)	$26
Income taxes	62	103	49	20	18

Profit / (loss) for the year from continuing operations	$96	$6	$(103)	$(29)	$8
Profit / (loss) for the year from discontinued operations (after taxes)[4]	—	$471	$(513)	$(409)	$(397)

Profit / (loss) for the year	$96	$477	$(616)	$(438)	$(389)
Attributable to:
Kenon’s shareholders	$73	$458	$(631)	$(450)	$(407)
Non-controlling interests	23	19	15	12	18
Profit / (loss) for the year attributable to Kenon’s shareholders derived from:
IC Power	$63	$199	$61	$59	$60 [5]
Qoros	(196)	(175)	(127)	(54)	(54)
ZIM	1	(142)	(533)	(432)	(395)
Gain from ZIM in light of deconsolidation and change to associated company	—	609	—	—	—
Tower	(1)	10	(27)	(21)	(8)
Gain from distribution of dividend in kind	210	—	—	—	—
Other[6]	(4)	(43)	(5)	(2)	(10)
Total profit / (loss) for the year attributable to Kenon’s shareholders	$73	$458	$(631)	$(450)	$(407)

Statements of Financial Position Data
Cash and cash equivalents	$384	$610	$671	$414	$439
Short-term investments and deposits	309	227	30	89	175
Trade receivables, net	123	181	358	323	286
Other current assets	45	59	98	83	93
Income tax receivable	4	4	7	15	8
Inventories	51	55	150	174	161

Total current assets	916	1,136	$1,314	$1,098	$1,162

Total non-current assets[7]	3,567	3,184	4,671	4,880	4,839

Total assets	$4,483	$4,320	$5,985	$5,978	$6,001

Total current liabilities	653	$497	$2,925	$1,172	$2,666

Total non-current liabilities	$2,566	$2,385	$2,113	$3,357	$1,756

Equity attributable to the owners of the Company	1,061	1,230	710	1,214	1,401

Total equity	$1,264	$1,438	$947	$1,449	$1,579

Total liabilities and equity	$4,483	$4,320	$5,985	$5,978	$6,001

Statements of Cash Flow Data
Net cash provided by operating activities	$290	$410	$257	$169	$130
Net cash used in investing activities	(737)	(883)	(278)	(320)	(575)
Net cash provided by financing activities	233	430	281	122	269
(Decrease) / increase in cash and cash equivalents	(214)	(42)	260	(29)	(176)

1.	Results during these periods have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 27 to our financial statements included in this annual report.
2.	Consists of the consolidated results of IC Power and Primus for 2011 through 2013 and, from June 30, 2014, the consolidated results of HelioFocus; prior to this date, Kenon did not consolidate HelioFocus’ results of operations.
3.	Includes Kenon’s share in ZIM’s loss for the six months ended December 31, 2014 and the year ended December 31, 2015. As from July 1, 2014, Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting.
4.	Consists of (i) ZIM’s results of operations for 2011 through 2013 and the six months ended June 30, 2014 and (ii) Petrotec’s results of operations for 2011 through 2014.
5.	Includes $24 million of pre-tax recognition of gain on bargain purchase.
6.	Consists of the elimination of intercompany finance income until 2014, Kenon’s general and administrative expenses, finance expenses, the results of Primus and gain from reductions in equity invested. From June 30, 2014, also includes the consolidated results of HelioFocus.
7.	Includes Kenon’s associated companies: (i) Qoros, (ii) Tower (until June 30, 2015), (iii) from June 30, 2014, ZIM; and (iv) prior to June 30, 2014, HelioFocus.

Selected Reportable Segment Data

Kenon is a holding company of (i) IC Power, (ii) Primus, (iii) a 32% interest in ZIM, (iv) a 50% interest in Qoros, (v) until December 24, 2014, Petrotec, and (vi) until July 23, 2015, a 22.5% interest in Tower. Kenon’s segments are IC Power, Qoros and Other. Kenon’s Other segment includes the results of Primus, and from June 30, 2014, the results of HelioFocus and Kenon (Company level).

The results of the following companies are included in Kenon’s statements of profit and loss as share in losses of associated companies, net of tax, for the years set forth below, except as otherwise indicated: (i) Qoros, (ii) ZIM from June 30, 2014, (iii) Tower until June 30, 2015, (iv) HelioFocus until June 30, 2014 (subsequently, HelioFocus’ results have been consolidated with Kenon’s) and (v) certain non-controlling interests held by IC Power. The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2015
	IC Power		Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,294		$—	$—	$(5)	$1,289
Depreciation and amortization	(119)		—	(1)	—	(120)
Asset impairment	—		—	(7)	—	(7)
Financing income	10		—	3	—	13
Financing expenses	(115)		—	(9)	—	(124)
Share in (losses) income of associated companies	—		(196)	9	—	(187)
Gain from distribution of dividend in kind	—		—	210	—	210

Income (loss) before taxes	$149		$(196)	$205	$—	$158
Income taxes	(62)		—	—	—	(62)

Income (loss) from continuing operations	$87	[4]	$(196)	$205	$—	$96

Attributable to:
Kenon’s shareholders	63		(196)	206	—	73
Non-controlling interests	24		—	(1)	—	23
Segment assets[5]	$4,069		$—	$45 [6]	$—	$4,114
Investments in associated companies	9		159	201	—	369
Segment liabilities	3,063		—	156 [7]	—	3,219

Capital expenditure	533	[8]	—	—	—	533

Adjusted EBITDA	$372	[4,9]	$—	$1 [10]	$—	$373

	Year Ended December 31, 2015
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Percentage of consolidated revenues	100%	—	—	—	100%
Percentage of consolidated assets	91%	4%	5%	—	100%
Percentage of consolidated assets excluding associated companies	99%	—	1%	—	100%
Percentage of consolidated Adjusted EBITDA	100%	—	—	—	100%

1.	Associated company.
2.	Includes the results of Primus and HelioFocus; the results of ZIM and Tower (up to June 30, 2015), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment sales.
4.	IC Power’s net income and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2015, differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”
5.	Excludes investments in associates.
6.	Includes Kenon’s and IC Green’s assets.
7.	Includes Kenon’s and IC Green’s liabilities.
8.	Includes the additions of Property, Plant and Equipment, or PP&E, and intangibles based on an accrual basis.
9.	With respect to IC Power’s Adjusted EBITDA, as reported by Kenon, for the years ended December 31, 2015 and 2014, Kenon defines “Adjusted EBITDA” as net income for the period, as reported by Kenon, before depreciation and amortization, finance expenses (net), asset impairment and income tax expense, excluding share in income of associated companies, gain on bargain purchase and gain from disposal of investees. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of IC Power’s net income (loss), as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Year Ended December 31,
	2015	2014
	($ millions)
Net income for the period	$87	$222
Depreciation and amortization	119	108
Financing expenses, net	104	123
Asset impairment	—	35
Income tax expense	62	99
Share in (income) of associated companies	—	(14)
Gain on bargain purchase	—	(68)
Gain from disposal of investees	—	(157)

Adjusted EBITDA	$372	$348

10.	With respect to its “Other” reporting segment, Kenon defines “Adjusted EBITDA” as income (loss) for the year before finance expenses, net, depreciation and amortization, asset impairment, and income tax expense, excluding gain from distribution of dividend in kind and share in loss of associated companies, net of tax. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Year Ended December 31,
	2015	2014	2013
	(in millions of USD)
Income (loss) for the period	$205	$(41)	$(50)
Finance expenses (net)	7	(29)	(17)
Depreciation and amortization	1	—	5
Asset impairment	7	13	—
Income tax expense	—	4	—
Gain from distribution of dividend in kind	(210)	—	—
Share in (income) loss from associated companies	(9)	10	32

Adjusted EBITDA	$1	$(43)	$(30)

	Year Ended December 31, 2014[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in (losses) income of associated companies	14	(175)	(10)	—	(171)
Asset impairment	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68
Income (loss) before taxes	$321	$(175)	$(37)	$—	$109
Income taxes	(99)	—	(4)	—	(103)

Income (loss) from continuing operations	$222 [5]	$(175)	$(41)	$—	$6

Attributable to:
Kenon’s shareholders	197	(175)	(34)	—	(12)
Non-controlling interests	25	—	(7)	—	18
Segment assets[6]	$3,832	$—	$837 [7]	$(785)	$3,884
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [8]	(785)	2,881

Capital expenditure[9]	593	—	12	—	605

Adjusted EBITDA	$348 [5,10]	$—	$(43)[11]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Associated company.
3.	Includes financing income from former parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014) and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus (up to June 30, 2014), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	IC Power’s net income and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”
6.	Excludes investments in associates.
7.	Includes Kenon’s and IC Green’s assets.
8.	Includes Kenon’s and IC Green’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.
10.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, see “Item 3.A Selected Financial Data.”
11.	Adjusted EBITDA is a non-IFRS measure. For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see footnote 10 to the preceding table setting forth the selected financial data for the year ended December 31, 2015.

	Year Ended December 31, 2013[1,2]
	IC Power	Qoros[3]	Other[4]	Adjustments[5]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$866	$—	$—	$7	$873
Depreciation and amortization	(75)	—	(5)	—	(80)
Financing income	5	—	32	(32)	5
Financing expenses	(86)	—	(15)	32	(69)
Share in (losses) income of associated companies	32	(127)	(32)	—	(127)

Income (loss) before taxes	$123	(127)	$(50)	$—	$(54)
Income taxes	49	—	—	—	49

Income (loss) from continuing operations	$74	$(127)	$(50)	$—	$(103)

Attributable to:
Kenon’s shareholders	61	(127)	(48)	—	(114)
Non-controlling interests	13	—	(2)	—	11
Segment assets[6]	$2,749	$—	$3,832 [7]	$(1,136)	$5,444
Investments in associated companies	286	226	28	—	540
Segment liabilities	2,237	—	3,933 [8]	(1,136)	5,033
Capital expenditure	351 [9]	—	—	—	351
Adjusted EBITDA	$247 [10]	$—	$(30)[11]	$—	$217
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	51%	—	65%	(16)%	100%
Percentage of combined assets excluding associated companies	50%	—	70%	(21)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 27 to our financial statements included in this annual report.
3.	Associated company.
4.	Includes financing income from former parent company loans to Kenon’s subsidiaries; the results of Primus and ZIM; the results of Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
5.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
6.	Excludes investments in associates.
7.	Includes Kenon’s, IC Green’s and ZIM’s assets.
8.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.
10.	For a reconciliation of IC Power’s net income, as reported by IC Power, to its Adjusted EBITDA, as reported by IC Power, see “Item 3.A Selected Financial Data.”
11.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see footnote 10 to the table setting forth the selected financial data for the year ended December 31, 2015.

IC Power

The following tables set forth other financial and key operating data for IC Power for the periods presented:

	Year Ended December 31,
	2015		2014		2013	2012	2011
	($ millions, except as otherwise indicated)
Net income from continuing operations[1]	49		128		45	39	53
Net income for the period	53	[2]	256	[2]	74	68	73
Adjusted EBITDA[3]	326	[2]	395	[2]	247	154	120
Net debt[4]	1,903		1,557		1,143	1,001	701
Installed capacity of operating companies and associated companies at end of period (MW)	2,665		2,642		2,070	1,572	1,280
Proportionate capacity of operating companies and associated companies at end of period (MW)	2,170		2,108		1,608	1,198	979
Weighted average availability during the period (%)	95%		94%		94%	93%	91%
Gross energy generated (GWh)	13,109		13,156		8,820	6,339	6,011
Energy sold under PPAs (GWh)	13,748		14,220		9,217	5,365	5,212

1.	The share in net income attributable to non-controlling interests held by third parties in IC Power’s subsidiaries was $17 million, $29 million, $13 million, $10 million and $13 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 respectively.
2.	IC Power’s Adjusted EBITDA and net income, as reported by Kenon, for the years ended December 31, 2015 and 2014 differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”

3.	IC Power defines “Adjusted EBITDA” for each period as net income (loss) for the period before depreciation and amortization, financing expenses, net, income tax expense and asset write-off, excluding share in (income) loss of associated companies, gain on bargain purchase, capital gains, and net (income) loss from discontinued operations, net of tax, excluding dividends received from discontinued operations. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of IC Power’s profitability since it does not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on IC Power’s net income, such as finance expenses, taxes and depreciation. The following table sets forth a reconciliation of IC Power’s net income to its Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies:

	Year Ended December 31,
	2015	2014		2013	2012	2011	2010(i)	2009(i)	2008(i)
	($ millions)
Net income (loss) for the period	$53	$256		$74	$68	$73	$36	$66	$(4)
Depreciation and amortization(ii)	119	108		76	55	41	28	26	20
Financing expenses, net	104	119		80	44	36	24	18	27
Income tax expense	50	63		48	18	16	6	8	8
Asset write-off	—	35		—	—	—	—	—	—
Share in (income) of associated companies	—	(2)		(2)	(2)	(2)	(1)	(1)	(2)
Gain on bargain purchase	—	(71	)(iii)	(1)	—	(24)	—	—	—
Capital gains	—	—		—	—	—	—	(35)	—
Net (income) loss from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	(113	)(iv)	(28)	(29)	(20)	(11)	(17)	(8)

Adjusted EBITDA	$326	$395		$247	$154	$120	$82	$65	$41

(i)	IC Power was incorporated in January 2010. Financial data for the year ended December 31, 2010 reflects the consolidated results of Inkia and OPC from April 1, 2010 and June 30, 2010, respectively, the time of their transfer to IC Power.
(ii)	Includes depreciation and amortization expenses from cost of sales and general, selling and administrative expenses.
(iii)	Includes $68 million of income from gain on bargain purchase and $3 million of income from the measurement of fair value.
(iv)	Excludes $15 million received from Edegel post-equity method accounting, which is reflected as “other income” in our discontinued operations for that period, but is included in net income (loss) for the period, so is therefore included in Adjusted EBITDA for the period.

4.	Net debt is calculated as total debt, excluding debt owed to our parent, minus cash and short term deposits and restricted cash. Net debt is not a measure recognized under IFRS. The table below sets forth a reconciliation of our total debt to net debt.

	As of December 31,
	2015	2014	2013	2012	2011
	($ millions)
Total debt(i)	$2,565	$2,348	$1,669	$1,266	$1,093
Cash(ii)	662	791	526	265	392

Net debt	$1,903	$1,557	$1,143	$1,001	$701

(i)	Total debt comprises loans from banks and third parties and debentures, excluding liabilities of disposal group classified as held for sale and loans owed to our parent, and includes long term and short term debt.
(ii)	Includes short-term deposits and restricted cash of $302 million, $208 million, $9 million, $81 million and $171 million at December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also impair our business operations. Our businesses routinely encounter and address risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.

Risks Related to Our Diversified Strategy and Operations

Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.

The business plans of our businesses contemplate additional debt or equity financing which is expected to be raised from third parties. However, our businesses may be unable to raise the necessary capital from third party financing sources, and in this case Kenon would be their only source of funding. For example, Qoros will require additional cash to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures. For further information on Qoros’ liquidity requirements, see “—Qoros will require additional capital resources to meet its operating expenses.”

The cash resources on our balance sheet ($58 million) are currently insufficient to fund any significant additional investments in Qoros or our other businesses, particularly in light of our indirect guarantees of Qoros’ indebtedness. In the event that Qoros or one or more of our other businesses require capital, either in accordance with their business plans or in response to new developments or to meet operating expenses, and such businesses are unable to raise such financing, Kenon may (i) issue equity in the form of shares or convertible instruments (through a pre-emptive offering or otherwise), (ii) provide financing to a business using funds received from the operations or sales of Kenon’s other businesses, (iii) sell part, or all, of its interest in any of its businesses, (iv) raise debt financing at the Kenon level or (v) provide guarantees or collateral in support of the debt of its businesses. To the extent debt financing is available to it, any debt financing that Kenon incurs may not be on favorable terms, may require Kenon to agree to restrictive covenants that limit how Kenon manages its investments in its businesses, and may also limit dividends or other distributions by Kenon. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices.

In the future, third party financing sources may also require Kenon to guarantee an individual business’ indebtedness and/or provide additional collateral, including collateral via a cross-collateralization of assets across businesses. To the extent Kenon guarantees an individual business’ indebtedness, it may divert funds received from one business to another business. We may also sell some or all of our interests in any of our businesses to provide funding for another business. Additionally, if we cross-collateralize certain assets (i.e., pledging shares or assets of one of our operating companies to secure debt of another of our operating companies) in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations. Furthermore, if Kenon provides any of our businesses with additional capital, provides any third parties with indemnification rights or a guaranty, and/or provides additional collateral, including via cross-collaterization, this could reduce our liquidity. For further information on the capital resources and requirements of each of our businesses, see “Item 5.B Liquidity and Capital Resources.”

Qoros will require additional capital resources to meet its operating expenses.

Qoros commenced commercial operations at the end of 2013. Qoros has incurred losses since inception and is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales. Qoros’ operating expenses, debt service requirements, capital expenditures and other liquidity requirements are significant. Until Qoros experiences a significant increase in sales, it will continue to require additional financing, including the renewal or refinancing of its working capital facilities, to meet these expenses and requirements, and there is no assurance that Qoros will experience an increase in sales in the near-term, if at all.

Qoros has historically relied upon capital contributions, loans, and bank guarantees from its shareholders (Chery Automobile Co. Ltd, or Chery, and Kenon) to fund its development and operations. Qoros’ shareholders have made equity contributions in the aggregate amount of RMB8.3 billion and loans of RMB1.5 billion, Chery has guaranteed RMB2,200 million principal amount of Qoros debt (plus interest and fees) and Kenon has provided back-to-back guarantees to Chery for up to RMB1,100 million, plus certain interest and fees. For further information on the risks related to Kenon’s guarantee obligations in respect of Qoros’ indebtedness, see “—Kenon has significant “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt.”

Qoros’ cash flows from operations are not sufficient to meet its operating expenses and debt service requirements at this time, and it does not expect to generate sufficient cash flows from operations to meet such liquidity requirements until it achieves a significant increase in sales, and it may not experience an increase in sales in the near-term or at all. Qoros’ available liquidity and capital resources are limited, and it has significant obligations. As of December 31, 2015, Qoros had total loans and borrowings (excluding shareholder loans) of RMB6.0 billion and current liabilities (excluding shareholder loans) of RMB4.3 billion, including trade and other payables of RMB2.6 billion. As of December 31, 2015, Qoros had current assets of RMB1.5 billion, including cash and cash equivalents of RMB257 million. Qoros has long-term, short-term and working capital credit facilities, but amounts available under such facilities are limited. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources.

In April 2016, Ansonia Holdings Singapore B.V., or Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into a loan agreement to provide loans of up to $50 million to Qoros to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery making corresponding loans. Ansonia and Wuhu Chery are each expected to initially fund approximately $25 million of these loans, with remaining amounts at the discretion of Ansonia and Wuhu Chery. In light of the investments made by Kenon in Qoros, including guarantees of Qoros’ indebtedness, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon will not make any loans or other investments in Qoros as part of this transaction. For more information see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros.” Qoros is continuing to seek additional financing for its operations.

Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt. Alternatively, Chery or other investors may choose to make additional investments in Qoros (without a corresponding Kenon investment) which may result a dilution of Kenon’s interest. See “—Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.” above.

Kenon has significant repayment obligations under the IC Credit Facility.

In connection with the spin-off, IC provided Kenon with a $200 million credit facility, or the IC Credit Facility. During the initial five-year term of the IC Credit Facility, Kenon has agreed to pay IC an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility, which will be capitalized as a payment-in-kind and added to the outstanding amount of the credit facility. Principal and interest payments accrue annually, and become due and payable in accordance with the terms of the credit facility, with interest payments over the first five-years being paid-in-kind. Kenon has pledged 66% of its interest in IC Power Singapore and IC Power Singapore has pledged 66% of its interest in IC Power to secure Kenon’s obligations under the IC Credit Facility, which is now fully drawn. Kenon may be required to use a substantial portion of cash flows received from its businesses to make payments to IC in accordance with the IC Credit Facility, which may reduce Kenon’s ability to advance cash to its businesses or to pay dividends to its shareholders in the future, and Kenon may be unable to generate sufficient cash to make such payments. If Kenon is unable to fulfill its payment obligations under the terms of the loan, IC could elect to declare all amounts outstanding thereunder immediately due and payable and terminate all commitments to extend further credit to Kenon. If IC accelerates the repayment of Kenon’s obligations (including any acceleration resulting if Kenon fails to make payments under its back-to-back guarantees to Chery), Kenon may not have sufficient liquidity to repay such obligations. For further information on the risks related to Kenon’s guarantee obligations in respect of Qoros’ indebtedness, see “—Kenon has significant “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt.” In such circumstances, Kenon would need to raise external financing to repay this facility to avoid losing the shares in IC Power Singapore that it has pledged.

Kenon may also need to raise debt financing or issue equity, and such issuance could result in a full, or partial, dilution of your direct equity interest in Kenon or indirect equity interest in Kenon’s businesses. The IC Credit Facility also contains covenants that restrict our ability to make distributions and incur additional indebtedness. For example, prior to a listing of IC Power Singapore’s equity, the IC Credit Facility prohibits Kenon from distributing dividends to its shareholders, unless such dividends consist of all, or a portion of, Kenon’s equity interests in ZIM. Additionally, there are further restrictions on dividends following an initial public offering, or an IPO, or listing of IC Power Singapore. If, at any time after a listing of IC Power Singapore’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power Singapore, or (iv) sell all of IC Power Singapore’s assets, the IC Credit Facility will require the value of Kenon’s remaining interest in IC Power Singapore to be, at any given time, equal to at least two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the credit facility plus the outstanding principal amount of any additional debt owed by Kenon to third parties minus Kenon’s cash on hand), in each case plus interest and fees. Kenon’s compliance with such terms may limit its operating and financial flexibility, which may affect Kenon’s ability to execute its strategy and thereby have a material adverse effect on Kenon’s business, financial condition, results of operations or liquidity. For further information on the terms of the loan from IC to Kenon, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—IC Credit Facility.”

We have approximately $58 million in cash, and, other than the IC Credit Facility (which we have fully drawn), we have not entered into any other credit facilities at the Kenon level. We are dependent on our businesses for cash flows from operations and to meet our obligations under the IC Credit Facility and our other obligations, including our obligations under our back-to-back guarantees to Chery with respect to Qoros’ bank debt. For further information on the risks related to our dependence on our businesses for our liquidity, see “—We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses may seek to access capital lending markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures and for general corporate purposes. For example, Kenon’s subsidiary IC Power Singapore has filed a registration statement with the SEC to register an initial public offering of its shares. The ability of Kenon’s businesses to access capital lending markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. In 2008, 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions, and capital markets in the beginning of 2016 have demonstrated significant volatility. These disruptions impacted other areas of the economy and led to a slowdown in general economic activity. Similar disruptions in the credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing.

Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses. The availability of such financing and the terms thereof will be impacted by many factors, including: (i) our financial performance, (ii) our credit ratings or absence of a credit rating, (iii) the liquidity of the overall capital markets, and (iv) the state of the economy. There can be no assurance that Kenon will be able to access the capital markets on acceptable terms or at all. If Kenon deems it necessary to access financing and is unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity.

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

We are a holding company of various operating companies, and as a result, do not conduct independent operations or possess significant assets other than investments in and advances to our businesses. We have significant obligations and limited liquidity, and as a result, we will depend on funds from our businesses or external financing to meet our obligations.

We have approximately $58 million in cash, and have fully drawn the IC Credit Facility. We will depend on funds from our subsidiaries or associated companies (or from sales of interests in subsidiaries and associated companies) to repay the IC Credit Facility as well as any interest and fees outstanding on the loan, and, for so long as the loan remains outstanding, to make payments of interest on the loan and to make any payments we may be required to make under the back-to-back guarantees we have given to Chery in respect of Qoros’ bank debt. Kenon’s subsidiary IC Power Singapore has filed a registration statement with the SEC to register and conduct an initial public offering or IC Power Singapore’s shares, and a portion of the proceeds of the offering would be used to repay up to $220 million of loans owing from IC Power Singapore to Kenon. However, there is no assurance as to when such an IPO would take place, if at all, or that the proceeds would be applied to repay this obligation to Kenon.

In addition, Kenon has provided back-to-back guarantees to Chery of RMB1,100 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. For further information on, and an overview of, each of the guarantees provided by Kenon in respect of Qoros’ debt, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.” Kenon may not have sufficient liquidity to pay the full amount of its back-to-back guarantees if it is required to do so. In the event that Kenon is required to make such payments, it would need to obtain such funds from its businesses, which may include IC Power (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing). In the event Kenon is required to make payments on its back-to-back guarantees and does not have sufficient liquidity to do so, there may be a cross-default under the IC Credit Facility, which would require Kenon to obtain additional financing or obtain such funds from its businesses to pay the outstanding amounts under such facility. In the event that funds from its businesses or external financing are not available to meet such obligations on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited in light of the various pledges over the shares and assets within its most valuable asset, IC Power Singapore. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet Kenon’s obligations.

Accordingly, we depend upon the receipt of sufficient funds from our businesses (via dividends, loans or advances, or the repayment of loans or advances to us) or external financing to satisfy our obligations, including our obligations under the IC Credit Facility, or, if required, to make payments in respect of our back-to-back guarantees to Chery in respect of Qoros’ indebtedness, and if such funds or financing are not available or sufficient, we may decide to sell interests in our businesses and use the proceeds resulting therefrom to make payments in respect of these obligations, which could reduce amounts available for distributions to our shareholders, and may result in our disposition of assets in circumstances where we might otherwise not have considered such dispositions to be in the best interest of our shareholders.

We have provided loans and guarantees in the past to support our businesses, such as Qoros, and we may provide additional loans to or make investments in or provide guarantees in support of our businesses. Our liquidity requirements will increase to the extent we make further loans or grant additional guarantees to support our businesses.

In addition, as our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances and we may not have the ability to cause our entities to make distributions to us, even if they are able to do so. Additionally, the terms of existing and future joint venture, financing, or cooperative operational agreements and/or the laws and jurisdictions under which each of our businesses are organized may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to us. In the case of IC Power, which is a holding company of numerous businesses, its ability to make payments to us may be further limited if its businesses are unable to make payments to it.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which the company is incorporated, there may be numerous and significant tax or other legal restrictions on the ability of our businesses, including, for example, IC Power’s businesses and their ability to remit funds to IC Power or to us, or to remit such funds without incurring significant tax liabilities or incurring a ratings downgrade.

We do not have the right to manage, and in some cases do not control, several of our businesses, and therefore we may not be able to realize some or all of the benefits that we expect to realize from our businesses.

As we do not own a majority interest in Qoros, one of our primary assets, or ZIM, we are subject to the operating and financial risks of these business, the risk that these businesses may make business, operational or financial decisions that we do not agree with, and the risk that we may have objectives that differ from those of the applicable business itself or its controlling shareholder. Our ability to control the development and operation of these investments may be limited, and we may not be able to realize some or all of the benefits that we expect to realize from these investments. For example, we may not be able to cause these businesses to make distributions to us in the amount or at the time that we need or want such distributions.

Furthermore, the loans that Ansonia has agreed to make to our subsidiary Quantum (which will be used by Quantum to make back-to-back loans to Qoros) will be convertible into equity of Quantum at a 10% discount to the implied value of Qoros based upon the receipt of third-party financing. Accordingly, upon such conversion, Kenon’s indirect interest in Qoros will be diluted, which will result in economic dilution and Kenon having less control over the Qoros business. In connection with the loan agreement, Ansonia also has certain consent rights with respect to actions that we take in respect of our interest in Qoros. For further information on Ansonia’s agreement to invest in Qoros, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros.”

In addition, we rely on the internal controls and financial reporting controls of our businesses and the failure of our non-controlled businesses to maintain effective controls or to comply with applicable standards could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements requires the prompt receipt of financial statements from each of our subsidiaries and associated companies, some of whom rely on the prompt receipt of financial statements from each of their subsidiaries and associated companies. Additionally, in certain circumstances, we may be required to file with our annual report on Form 20-F, or a registration statement filed with the SEC, financial information of associated companies which has been audited in conformity with SEC rules and regulations and relevant audit standards. We may not, however, be able to procure such financial statements, or such audited financial statements, as applicable, from our subsidiaries and associated companies and this could render us unable to comply with applicable SEC reporting standards.

Some of our businesses are highly leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2015, we had approximately $2.7 billion of outstanding indebtedness on a consolidated basis, including long-term debt, short-term debt and debentures, and including IC Power’s $2.6 billion of outstanding indebtedness. As of December 31, 2015, Qoros had outstanding indebtedness of RMB6.0 billion (excluding shareholder loans) (approximately $923 million), and ZIM had outstanding indebtedness of approximately $1.5 billion.

Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. Consequently, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. Additionally, a significant portion of our businesses’ assets (including their interests in certain of their subsidiaries) have been pledged to secure indebtedness, and as a result, the amount of collateral that is available for future secured debt or credit support and a business’ flexibility in dealing with its secured assets may be limited. For example, certain of Kallpa’s assets, which represent a significant percentage of IC Power’s assets secure Kallpa’s senior secured credit facility, and IC Power uses a substantial portion of its consolidated cash flows from operations to make debt service payments, thereby reducing its ability to use its cash flows to fund operations, capital expenditures, or future business opportunities. Additionally, notwithstanding the completion of its restructuring on July 16, 2014, ZIM remains highly leveraged and will continue to face risks associated with those of a highly leveraged company.

Our businesses will generally have to service their debt obligations before making distributions to us or to any other shareholder. In addition, many of the financing agreements relating to the debt facilities or our operating companies contain covenants and limitations, including the following:

•	limits on the ratio of debt to EBITDA;

•	minimum required ratios of EBITDA to interest expense;

•	minimum equity;

•	limits on the incurrence of liens or the pledging of certain assets;

•	limits on the incurrence of subsidiary debt;

•	limits on the ability to enter into transactions with affiliates, including us;

•	limits on the ability to pay dividends to shareholders, including us; and

•	limits on our ability to sell assets, including interests in subsidiaries and associated companies.

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

In addition, we have guarantee obligations with respect to certain Qoros debt and have pledged a portion of our interest in Qoros to support certain Qoros debt. See “—Kenon has significant “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt.”

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

Through our businesses, we have facilities and generate costs and revenues in a number of geographic regions across the globe. As a result, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than the U.S. Dollar. The predominance of certain currencies varies from business to business, with many of our businesses generating revenues or incurring indebtedness in more than one currency. For example, most of ZIM’s revenues and a significant portion of its expenses are denominated in the U.S. Dollar. However, a material portion of ZIM’s expenses are denominated in local currencies.

Additionally, we have provided back-to-back guarantees to Chery of RMB1,100 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. As a result, we are subject to several arrangements that may expose us to RMB exchange rate fluctuations.

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

Consequently, as with any international business, our liquidity, earnings, expenses, asset book value, and/or amount of equity may be materially affected by short-term or long-term exchange rate movements or controls. Such movements may give rise to one or more of the following risks, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity:

•	Transaction Risk—exists where sales or purchases are denominated in overseas currencies and the exchange rate changes after our entry into a purchase or sale commitment but prior to the completion of the underlying transaction itself;

•	Translation Risk—exists where the currency in which the results of a business are reported differs from the underlying currency in which the business’ operations are transacted;

•	Economic Risk—exists where the manufacturing cost base of a business is denominated in a currency different from the currency of the market into which the business’ products are sold; and

•	Reinvestment Risk—exists where our ability to reinvest earnings from operations in one country to fund the capital needs of operations in other countries becomes limited.

If our businesses are unable to manage their interest rate risks effectively, our cash flows and operating results may suffer.

Certain of our businesses’ indebtedness bears interest at variable, floating rates. In particular, some of this indebtedness is in the form of Consumer Price Index (CPI)-linked, NIS-denominated bonds. We, or our businesses, may incur further indebtedness in the future that also bears interest at a variable rate or at a rate that is linked to fluctuations in a currency in the form of other than the U.S. Dollar. Although our businesses attempt to manage their interest rate risk, there can be no assurance that they will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates or changes in the CPI that are greater than changes anticipated based upon historical trends could have a material adverse effect on our or any of our businesses’ business, financial condition, results of operations or liquidity.

Risks Related to the Industries in Which Our Businesses Operate

Current conditions in the global economy, and in the industries in which our businesses operate in particular, could have a material adverse effect on us.

The business and operating results of each of our businesses have been, and will continue to be, affected by worldwide economic conditions, particularly conditions in the energy generation, passenger vehicle, and shipping industries our businesses operate in. The global economic conditions that began in 2008 have affected the operating results and profitability of our businesses. These conditions have included slower global economic growth, a credit market crisis, lower levels of consumer and business confidence, downward pressure on prices, continued high unemployment levels, reduced levels of capital expenditures, fluctuating commodity prices (specifically prices for electricity, natural gas, heavy fuel oil, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, uncertainties with respect to the stability of the emerging markets, concerns for the economic stability of the United States and several countries in Europe, budget consolidation measures by governments, and other challenges affecting the global economy. Recent volatility in global financial markets and in prices for oil and other commodities could result in a continuation or worsening of these conditions. As a result of these conditions, some of the government and non-government customers of our businesses have experienced deterioration of their businesses, cash flow shortages, and/or difficulty in obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase the products and/or services of our portfolio subsidiaries, including long-term purchases of energy capacity (in the case of IC Power) or purchases of shipping capacity (in the case of ZIM), or may not be able to fulfill their obligations to us in a timely fashion. Furthermore, the vendors, suppliers and/or partners of each of our businesses may be experiencing similar conditions, which may impact their ability to fulfill their obligations. In addition, volatility in global fuel prices can affect margins at IC Power. For further information, see “Risks Related to IC Power—The production and profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory environment.”

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. For example, economic downturns or political dynamics may impact the availability of financial incentives provided by the Chinese government to Chinese automobile purchases. If slower growth in the global economy continues for a significant period and/or there is additional significant deterioration in the global economy (as a result of recent volatility in global markets and commodity prices, or otherwise), such occurrences could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses’ operations expose us to risks associated with conditions in those markets.

Through our businesses, we operate and service customers in a number of geographic regions across the globe, including emerging markets. There are certain risks inherent in conducting business in emerging markets, including:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	unfavorable changes in regulated electricity tariffs;

•	trade protection measures, import or export restrictions, licensing requirements and local fire and security codes and standards;

•	increased costs and risks of developing, staffing and simultaneously managing a number of foreign operations as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	potentially adverse tax developments;

•	changes in the general political, social and/or economic conditions in the countries where we operate, particularly in emerging markets;

•	the threat of nationalization and expropriation;

•	the presence of corruption in certain countries;

•	fluctuations in available municipal funding in those instances where a project is government-financed;

•	terrorist activities; and

•	cyber-attacks.

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

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas, HFO, and diesel for IC Power and bunker for ZIM), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited- or sole-source suppliers.

For example, Kallpa, the largest IC Power operating company, is party to a natural gas exclusive supply agreement with a consortium of suppliers, pursuant to which such consortium supplies Kallpa with all of its natural gas requirements based upon a base price, in U.S. Dollars, set on the date of the agreement and indexed on two producer price indices pursuant to the terms of the agreement. Additionally, Kallpa is party to a natural gas exclusive transportation agreement with a gas transporter. OPC is party to a natural gas exclusive supply agreement with a consortium of suppliers who, in accordance with a resolution passed by the Israeli Natural Gas Council, may be required to allocate gas otherwise designated for OPC to other consumers in the event of a capacity shortage. For further information on the terms and nature of IC Power’s relationships with certain of its raw material suppliers, see “—Risks Related to IC Power—Supplier concentration may expose IC Power to significant financial credit or performance risk, particularly with respect to those agreements which may expire during the life of its power plants” and “Item 4.B Business Overview — Our Businesses—IC Power—IC Power’s Description of Operations—IC Power’s Raw Materials and Suppliers.”

For further information on the terms and nature of Qoros’ relationships with certain of its raw material suppliers, see “—Risks Related to Our Interest in Qoros—Qoros is dependent upon its suppliers” and “Item 4.B Business Overview—Our Businesses—Qoros —Qoros’ Sourcing and Suppliers.”

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

The markets in which some of our businesses operate experience rapid and significant changes as a result of the introduction of both innovative technologies and services. To meet customer needs in these areas, these businesses must continuously design new, and update existing, products and services, as well as invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development that, in return, requires the expenditure of considerable financial resources that may not always result in success. For example, Qoros recently announced expansion initiatives which aim to target more effectively the opportunities presented by the significant structural changes impacting the automotive industry. The opportunities Qoros intends to target are those being created by the shift towards ultra-low and zero emission vehicles, low environmental impact technologies, the growth of alternative forms of car usage and ownership and the application of self-drive technologies in the field of personal transportation. For further information on Qoros’ new initiatives, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Launch of New Business Divisions.”

Our sales and profitability may suffer if our businesses invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted into the marketplace as anticipated, or if their services, products or systems are not introduced to the market in a timely manner, in particular, compared to its competitors, or become obsolete. Furthermore, in some of these markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability, and the ability of these businesses, to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products and services. If we, or any of these businesses, are unsuccessful in our efforts, such a failure could have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

For example, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining long-term and short-term PPAs—which provide for the sale of electricity, independent of actual generation allocations or provisions of availability, to financially stable distribution companies or other unregulated consumers—and acquiring existing power generation assets. In certain markets, these factors have caused reductions in the prices negotiated in PPAs and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding processes. The evolution of competitive electricity markets and the development of highly efficient power plants have also caused, or are anticipated to cause, price pressure in certain power markets where IC Power sells or intends to sell power. For example, IC Power expects the generation capacity in Peru to increase at a faster rate than the demand for such electricity, resulting in an oversupply of capacity and a downward pressure on energy and capacity prices. Additionally, certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact IC Power’s market share.

Furthermore, the passenger vehicle market in China is highly competitive, as China has been one of the world’s fastest growing economies, in terms of gross domestic product, or GDP, in recent years, and has also been the fastest growing among major passenger vehicle markets in the world. Many of the largest global manufacturers, through joint venture relationships with Chinese manufacturers, and numerous established domestic manufacturers, compete within this market. Some of these manufacturers have longer operating histories, or may be able to devote greater resources to their operations than Qoros, which may impact Qoros’ competitiveness and ability to increase sales. Additionally, the decline in growth rate that occurred in China in 2015 in connection with volatility in the Chinese financial markets and a slowdown in the Chinese economy resulted in increased competition in China’s automotive market through price reductions, which has resulted in reduced margins. In response to market conditions, in February 2016, Qoros announced suggested retail price reductions of approximately 10% on its existing models. In addition to reducing margins, increased competition may make it difficult for Qoros to increase sales.

In addition, the container shipping industry is highly competitive, with the top three carriers in terms of global capacity—A.P. Moller-Maersk Group, Mediterranean Shipping Company and CMA CGM S.A.—accounting for approximately 37% of global capacity, and the remaining carriers each contributing less than 5% of global capacity as of December 2015. Certain of ZIM’s large competitors may be better positioned and have greater financial resources than ZIM and may therefore be able to offer more attractive schedules, services and rates to attract and retain customers. In addition, there has been an increase in mergers and acquisitions within the container shipping industry in recent years, which has further concentrated global capacity among certain of ZIM’s competitors. If one of ZIM’s competitors expands its market share in a market in which ZIM operates, or intends to enter, through a merger or acquisition, or otherwise, this could have a material adverse effect on ZIM’s market share.

Any of these factors alone, or in combination, may negatively impact one or more of our businesses and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of December 31, 2015, we, and our consolidated businesses, employ, directly and indirectly, approximately 1,361 employees. Qoros and ZIM directly employed 1,772 and 4,050 employees, respectively, as of December 31, 2015. Our operating companies could experience strikes, industrial unrest, or work stoppages. For example, in June and November 2015, COBEE’s facilities in Bolivia experienced a brief strike. Although the strikes at COBEE’s facilities did not result in a work stoppage or have a material effect on IC Power’s results of operations, there can be no assurance that future strikes or industrial unrest will not occur or lead to a work stoppage which could have an effect adverse effect on IC Power’s results of operations.

Additionally, ZIM, which employs, directly and indirectly, 4,050 employees around the globe, could experience strikes, industrial unrest or work stoppages. A significant portion of ZIM’s Israeli employees and employees of the ports ZIM uses are members of unions. In April and May 2014, ZIM experienced labor strikes as a result of disagreements related to ZIM’s operational and financial restructuring plans and other employee concerns. Collective bargaining agreements addressing certain of these concerns were entered into in November 2014 and January 2015.

Disruptions in the operations of any of our businesses as a result of labor stoppages or strikes may also occur in the future and, if so, such disruptions could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products or services which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.

Some of our businesses are incorporated, and certain of the operations of our businesses are located, in Israel. Therefore, the existing security, economic and geopolitical conditions in Israel and the Middle East could affect our existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into transactions or business relationships with Israeli companies, particularly our businesses that are based in or have facilities which are located in Israel. Since July 2014, for example, ZIM’s west coast operations have been subject to political activity which, in certain instances, had immaterial effects on ZIM’s operational activities. Additionally, numerous countries, corporations and organizations around the globe limit their business activities in Israel and their business ties with Israeli-based companies. For example, ZIM’s status as an Israeli company has limited, and may continue to limit, ZIM’s ability to call on certain ports and has therefore impacted, and may continue to impact, ZIM’s ability to enter into alliances and operational partnerships with other shipping companies. Additionally, Israel has been and is subject to terrorist activity, with varying levels of severity. Parties with whom we or our businesses do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. Developments in the political and security situation in Israel may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Although the number of businesses limiting their ties to Israel is decreasing, any deterioration in the security or geopolitical conditions in Israel and/or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.

Israel’s geopolitical situation has led to security issues and, as a result, our Israel-based operations or associated companies, including IC Power, its subsidiaries OPC and AIE, and ZIM may be exposed to hostile activities (including harm to computer systems or, with respect to IC Power’s operations or development projects, attacks on critical infrastructure, such as gas transmission systems or pipelines), security restrictions connected with Israeli bodies/organizations overseas, possible isolations by various bodies for numerous political reasons, and other limitations (such as a prohibition against entering into specific ports). Certain of OPC’s, AIE’s or ZIM’s employees in Israel are also subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon the operations of the relevant business. Generally, unless exempt, male adult citizens of Israel under the age of 41 are obligated to perform up to 36 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Furthermore, while OPC is classified as an “essential facility” by the State of Israel, and therefore, certain of its key employees are exempt from military service in times of emergency, OPC’s employees may be subject to being called upon to perform military service should OPC lose this classification. Additionally, ZIM’s owned and chartered vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of or bring essential supplies and services to the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency.

Any of the aforementioned events and conditions could disrupt IC Power’s or ZIM’s operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations or liquidity.

We, and each of our businesses, face cyber-security risks.

Our business operations, and the operations of our various operating companies, rely upon secure information technology systems for data processing, storage and reporting. As a result, we, and our businesses, maintain information security policies and procedures for managing such information technology systems. Despite careful security and controls design, implementation and updating, such security measures may be ineffective and our information technology systems, or those of our businesses, may be subject to cyber-attacks, including malicious software, network, system, application and data breaches and such cyber-security breaches may result in operational disruptions or information misappropriation.

Furthermore, ZIM and IC Power’s subsidiaries OPC and AIE may be at greater risk for cyber-attacks due to their status as Israeli corporations, as a number of Israeli corporations have been the subject of recent cybersecurity attacks. For example, in January 2016, Israel’s Electricity Authority, or the EA, was the subject of one of the largest cyber-attacks in Israeli history and had to shut down several of its systems in order to address the cyber-attack. Should Kenon or any of its operating businesses experience a cyber-attack, this could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operation. For further information on the risks related to IC Power’s information technology systems, see “—The interruption or failure of IC Power’s information technology, communication and processing systems or external attacks and invasions of these systems could have an adverse effect on IC Power.”

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

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate, through our businesses, in many parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may decide or be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

In addition, our subsidiary IC Power has made acquisitions in recent years and has recently acquired a new business in Guatemala. We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations.

Certain of our businesses are subject to regulatory restrictions relating to ties with hostile entities and/or countries.

As a result of their international activities and operations in various industries worldwide, certain of our businesses are exposed to regulations in Israel and in other countries governing business relations with hostile entities or countries. We have taken, and will continue to take, measures to ensure our compliance with such regulations. Despite our best precautions, however, the wide-reaching business activities of our businesses may expose us to sanctions, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to IC Power

IC Power’s results of operations and financial condition are dependent upon the economic, environmental, social and political conditions in those countries in which IC Power operates.

IC Power has operating assets, and assets in advanced stages of construction, in 11 countries, including emerging markets, and it expects to have additional development projects in these or other countries. As a result, IC Power’s results of operations are dependent upon the economic, social and political conditions in each of the countries in which it operates, and IC Power is exposed to a variety of risks, including risks related to:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	difficulty in obtaining authorizations, permits and licenses required for the operation of its assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	trade protection measures, import or export restrictions, licensing requirements and environmental, local fire and security codes and standards;

•	increased costs and risks of developing, staffing and simultaneously managing a number of foreign operations as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	potentially adverse tax developments or interpretations;

•	changes in political, social and/or economic conditions;

•	the threat of nationalization and expropriation;

•	the presence of corruption in certain countries;

•	fluctuations in the availability of funding;

•	a potential deterioration in IC Power’s relationships with the different stakeholders in the communities surrounding its facilities; and

•	terrorist or other hostile activities.

Additionally, IC Power’s revenue is derived primarily from the sale of electricity, and the demand for electricity is largely driven by the economic, political and regulatory conditions of the countries in which IC Power operates. Therefore, IC Power’s results of operations and financial condition are, to a large extent, dependent upon the overall level of economic activity in these emerging market countries. Should economic or political conditions deteriorate in Peru, or in any of the other countries in which IC Power operates, or in emerging markets generally, such an occurrence could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power operates in highly competitive markets.

The worldwide markets for power generation are highly competitive in terms of pricing, quality, development and introduction time, customer service and financing terms. In many of the markets in which IC Power operates, it faces downward price pressure and it is or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities, government incentives and/or consumer demand. IC Power faces strong competitors, some of which are larger and may have greater resources in a given business area than it has, as well as competitors from emerging markets, which may have better, more efficient cost structures.

For example, IC Power has two assets in advanced stages of construction in Peru—CDA and Samay I—which it expects to collectively provide 1,110 MW of capacity. IC Power expects generation capacity and, to a lesser extent, the demand for electricity, to increase in Peru. As the increase in demand is expected to be less than the increase in capacity, this oversupply in the Peruvian market is expected to affect the price levels in Peru. As IC Power sells energy and capacity on the spot market in Peru and expects to enter into, and renegotiate, PPAs during this period of downward pressure on energy prices, the oversupply in the Peruvian market may adversely affect IC Power’s business or results of operations.

Additionally, in recent years, the power production industry has been characterized by strong and increasing competition with respect to obtaining long-term and short-term PPAs—which provide for the sale of electricity, independent of actual generation allocations or provisions of availability, to financially stable distribution companies or other non-regulated consumers—and acquiring existing power generation assets. In certain markets, these factors have caused reductions in the prices negotiated in PPAs and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding processes. The evolution of competitive electricity markets and the continued development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where IC Power sells or intends to sell power. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact IC Power’s market share.

Any of these factors alone, or in combination, may negatively impact one or more of IC Power’s businesses and thereby have a material adverse effect on its business, financial condition, results of operations or liquidity.

IC Power primarily operates, and expects to continue to primarily operate, in emerging markets.

IC Power has operations in a number of emerging markets, including Peru, Guatemala, Chile and Colombia. Investing in the securities of a company with operations in emerging markets generally involves a higher degree of risk than investing in the securities of a company with operations in a more developed market. For example, IC Power is subject to increased political, social and economic instability, which may affect the economic results of the emerging markets in which it operates and which stems from many factors, including:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls and increased employment-related regulations;

•	regulations on imports of equipment and other necessities (goods and services) relevant to operations;

•	changes in governmental, economic or tax policies; and

•	social and political tensions,

any of which could have a material adverse effect on its financial condition, results of operations or liquidity.

IC Power is a holding company and is dependent upon cash flows from its subsidiaries to meet its existing and future obligations.

IC Power is a holding company of various operating companies, and as a result, does not conduct independent operations or possesses significant assets other than investments in its businesses. Therefore, IC Power depends upon the receipt of sufficient funds from its businesses (via dividends or loans) to meet its obligations, including to contribute committed capital to its businesses, repay any amounts it may borrow in the future, and to pay dividends or other distributions to IC Power’s shareholders. However, as IC Power’s corporate structure includes several intermediate holding companies which, along with IC Power’s operating businesses, are legally distinct from IC Power, such businesses will generally be required to service their debt obligations before making distributions to IC Power. Therefore, IC Power’s ability to access such cash flow from its businesses may be limited in some circumstances and it may not have the ability to cause its entities to make distributions to it, even if they are able to do so. Additionally, the terms of existing and future joint ventures, financings, or cooperative operational agreements and/or the laws and jurisdictions under which each of IC Power’s businesses is incorporated may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to IC Power.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which the company is incorporated or where the company is a tax resident, there may be numerous and significant tax or other legal restrictions on the ability of IC Power’s businesses to remit funds to it, or to remit such funds without IC Power’s, or its businesses’, incurring significant tax liabilities or incurring a ratings downgrade.

IC Power is significantly leveraged.

As of December 31, 2015, IC Power had $2,565 million of outstanding indebtedness on a consolidated basis. In January 2016, IC Power completed the acquisition of Energuate, which it funded, in part, with a $120 million credit facility which it entered into in December 2015, and which was fully drawn in connection with the completion of the acquisition. IC Power also assumed Energuate’s debt of $289 million as of January 22, 2016. Some of IC Power’s debt agreements include financial covenants, affirmative and negative covenants, and/or events of default or mandatory prepayments for contractual breaches, change of control events, and/or material mergers and divestments, among other provisions.

IC Power uses a substantial portion of its cash flow from operations or investing activities to make debt service payments, reducing IC Power’s ability to use cash flow to fund its operations, capital expenditures or future business opportunities. In addition, a number of IC Power’s credit facilities are secured. For example, Kallpa’s senior secured credit facility, Kallpa’s capital leases, and the OPC financing agreement are secured by certain of the assets of those companies. The pledge of a significant percentage of IC Power’s assets to secure its debt has reduced the amount of collateral that is available for future secured debt or credit support as well as its flexibility in dealing with these secured assets. This level of indebtedness and related security, as well as the terms governing such indebtedness, could have other important consequences for IC Power, including:

•	increasing IC Power’s vulnerability to general adverse economic and industry conditions;

•	limiting IC Power’s flexibility in planning for, or reacting to, changes in its business and the industry;

•	limiting IC Power’s ability to enter into long-term power sales or fuel purchases which require credit support;

•	limiting IC Power’s ability to adjust to changing market conditions and placing IC Power at a competitive disadvantage compared to its competitors that are not as highly leveraged;

•	limiting IC Power’s ability to distribute dividends or other payments to its shareholders without leading to a downgrade of its outstanding indebtedness or long-term corporate ratings, if at all; and

•	limiting, along with the financial and other restrictive covenants relating to such indebtedness, among other things, IC Power’s ability to borrow additional funds for working capital including collateral postings, capital expenditures, acquisitions and general corporate or other purposes.

IC Power also provides performance, and other, guarantees, from time to time, in support of the financing and development of certain of its operating companies. As of December 31, 2015, IC Power had provided performance, or other, guarantees in an aggregate amount of $137 million.

IC Power may be unable to refinance its existing indebtedness or raise additional indebtedness on favorable terms, or at all.

IC Power may need to refinance all, or a portion of, its indebtedness on or before the respective maturity dates. The ability to refinance any such indebtedness, obtain additional financing or comply with its existing lenders’ requirements will depend on, among other things:

•	IC Power’s financial condition, or the financial condition of its relevant subsidiaries, at the time of the proposed refinancing;

•	the amount of financing outstanding and lender requirements outstanding at the time of the proposed refinancing;

•	restrictions in any of IC Power’s credit agreements, indentures, or other outstanding indebtedness; and

•	other factors, including the condition of the capital markets.

If IC Power does not have adequate access to credit, it may be unable to refinance its existing borrowings and credit facilities on commercially reasonable terms and may be forced to raise financing at a higher cost or on less favorable terms (e.g., by providing collateral, security or guarantees to lenders and/or accepting higher interest rates) when its existing indebtedness matures. Additionally, if IC Power is not able to refinance any of its indebtedness and does not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to IC Power, it may not have sufficient cash to enable it to meet all of its obligations. Should future access to capital be unavailable to IC Power, it may have to sell assets or decide not to build new plants or expand or improve existing facilities, any of which could affect IC Power’s future growth.

If IC Power is unable to manage its interest rate risks effectively, its cash flows and operating results may suffer.

As IC Power continues to draw down on its credit facilities with third parties and raise additional third party financing to fund its capital expenditures (including development projects and acquisitions), it may experience an increase in interest costs. Many of the debt agreements of IC Power’s operating companies have floating interest rates (e.g., many of the debt instruments are tied to London Interbank Offered Rate, or LIBOR) and a continued increase in interest rates could increase the cost of the capital required to continue to fund IC Power’s development and expansion efforts. In particular, some of this indebtedness is in the form of CPI-linked, NIS-denominated bonds. IC Power, or its businesses, may incur further indebtedness in the future that also bears interest at a variable rate or at a rate that is linked to fluctuations in a currency other than the U.S. Dollar.

Although IC Power’s businesses attempt to manage their interest rate risk by entering into interest rate swaps, there can be no assurance that they will hedge such exposure effectively, in full, or at all in the future. Accordingly, increases in interest rates or changes in the CPI could have a material adverse effect on IC Power’s or any of its businesses’ business, financial condition, results of operations or liquidity.

IC Power’s expansion, development and acquisition strategy may be limited.

IC Power’s growth strategy contemplates (1) the expansion, construction or development of power generation facilities and (2) the acquisition and development of generation and distribution companies in key growth markets. The ability to pursue such growth opportunities successfully will depend upon IC Power’s ability to identify projects and properties suitable for expansion, construction or acquisitions, and negotiate purchase or engineering, procurement and construction agreements on commercially reasonable terms. Due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and a scarcity of sites in which new plants may be located, the development of new assets in the countries in which IC Power operates—such as CDA, Samay I, Kanan and AIE—and in the countries in which IC Power may operate in the future, are subject to increased developmental competition and involve higher development costs than in the past, which could have an adverse impact on its strategy and business.

Additionally, IC Power relies significantly on its ability to successfully access the capital markets as a source of liquidity and such reliance may be increased to the extent that IC Power utilizes cash from its operations to distribute funds to its shareholders or repay loans. IC Power’s ability to arrange financing with no or limited recourse, and the costs of such capital, are dependent upon numerous factors, some of which are beyond its control. Commercial lending institutions sometimes refuse to provide financing in certain less developed economies, and in these situations IC Power may seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a pre-condition to making such project financing available, the lending institutions may also require sponsor guarantees for completion risks and governmental guarantees of certain business and sovereign related risks. However, the financing from international financial agencies or governmental guarantees required to complete projects may not be available when needed. If so, IC Power may have to abandon potential projects or invest more of its own funds, which may not be in line with its investment objectives and would leave less funds for other investments and projects.

An inability to identify and source appropriate projects / acquisitions, negotiate the agreements relating to such projects / acquisitions, or secure the necessary funding, could have an adverse impact on IC Power’s strategy and, as a result, could have a material adverse effect on its business.

IC Power’s assets in advanced stages of construction may not be completed or, if completed, may not be completed on time or perform as expected.

IC Power is in the advanced stages of constructing the CDA plant, a run-of-the-river hydroelectric project on the Mantaro River in central Peru, the Samay I plant, a cold-reserve open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa, in southern Peru and Kanan, a thermal generation project in Panama.

There can be no assurance that CDA, Samay I or Kanan will reach its COD in accordance with IC Power’s current expectations. Any of the CDA, Samay I or Kanan plants may not be completed within IC Power’s expected costs or in a timely fashion, or at all, and developmental delays could result in increased costs or breaches of the PPAs relating to these assets. In the case of the CDA plant, an additional minor delay in the completion of the CDA plant could result in an inability to fulfill IC Power’s obligations under its PPAs (as is currently the case with Kanan) or an obligation to purchase energy on the spot market in order to meet its contractual obligations under the relevant PPAs, which may reduce IC Power’s anticipated revenues or margins. For further information on the timing and the construction of the CDA and Samay I plants, see “Item 4.B Business Overview—Our Businesses—IC Power—IC Power’s Description of Operations—Peru Segment—Cerro del Aguila (CDA)” and “Item 4.B Business Overview—Our Businesses—IC Power—IC Power’s Description of Operations—Peru Segment—Samay I,” respectively.

If IC Power’s construction efforts with respect to the CDA or Samay I plants are not successful, or are delayed, IC Power may, notwithstanding any liquidated damages to which IC Power is entitled to in accordance with its EPC contracts for these projects, incur penalties or additional costs, or abandon the project and write-off the costs incurred in connection with such project. At the time of abandonment, IC Power would expense all capitalized development costs incurred in connection therewith and may incur additional losses associated with any related contingent liabilities, the occurrence of which could have a material adverse effect on its business, financial condition, results of operations or liquidity.

Proposed and potential construction or development projects may not be completed or, if completed, may not be completed on time or perform as expected.

IC Power plans to expand its operations through projects constructed on unused land, or greenfield projects. Greenfield projects require IC Power to spend significant sums on engineering, permitting, legal, financial advisory and other expenses in preparation for competitive bids that IC Power may not win or before IC Power determines whether a development project is even feasible, economically attractive or capable of being financed. These activities consume a portion of IC Power’s management’s focus and could increase IC Power’s leverage or reduce its consolidated profitability.

Furthermore, once IC Power decides to proceed with a project and, if applicable, enter into a turnkey agreement to commence the construction of a project, its development and construction still involve numerous additional risks, including:

•	unanticipated cost overruns;

•	claims from contractors;

•	an inability to obtain financing at affordable rates or at all;

•	delays in obtaining necessary permits and licenses, including environmental permits;

•	unforeseen engineering, environmental and geological problems;

•	adverse changes in the political and regulatory environment in the country in which the project is located;

•	opposition by political, environmental and other local groups;

•	shortages or increases in the price of equipment, materials or labor;

•	work stoppages or other labor disputes;

•	adverse weather conditions, natural disasters, accidents or other unforeseen events; and

•	an inability to perform under PPAs as a result of any delays in the assets becoming operational.

Any of these risks could result in IC Power’s financial returns on its projects being lower than expected, or could cause IC Power to operate below expected capacity or availability levels. This, in turn, could result in IC Power’s experiencing lost revenues and/or increased expenses. Although IC Power maintains insurance to protect against some of these risks, such insurance may not be sufficient. As a result, projects may cost more than anticipated and IC Power may be unable to fund principal and interest payments underlying its construction financing obligations, if any. In addition, a default under such a financing obligation could result in IC Power losing its interest in a power generation facility.

In August 2015, IC Power acquired 100% of the shares of AIE from Hadera Paper for NIS 60 million (approximately $16 million). AIE, which currently operates an 18 MW steam turbine, holds a conditional license for the construction of a cogeneration power station in Israel. As part of the acquisition, IC Power will need to complete the construction of AIE’s facilities, which IC Power expects will cost approximately $250 million (including the consideration paid for the acquisition of AIE). The project is in the advanced development stage, construction is expected to commence in mid-2016, and the AIE plant, which is expected to have a capacity of 135 MW, is expected to reach its COD in the second half of 2018. However, there is no guarantee that IC Power will be able to finance the AIE project or commence or complete AIE’s construction within a timely fashion, at the expected cost, or at all.

Acquisitions may not perform as expected.

IC Power has recently completed several acquisitions and plans to continue to develop its portfolio through acquisitions in certain attractive markets, including those in which IC Power does not currently operate. For example, in January 2016, IC Power completed its acquisition of Energuate, which consists of two Guatemalan distribution companies, as well as two smaller related businesses.

Acquisitions require IC Power to spend significant sums on legal, financial advisory and other expenses and consume a portion of its management’s focus. Acquisitions may increase IC Power’s leverage or reduce its profitability. Future acquisitions may be large and complex, and IC Power may not be able to complete them successfully or, if completed successfully, such acquisitions may not be completed at the cost or in the time frame in which they are expected.

Although acquired businesses may have significant operating histories at the time IC Power acquires them, IC Power will have no history of owning and operating these businesses and potentially limited or no experience operating in these particular lines of business, or operating businesses in the countries in which these acquired businesses are located. For example, IC Power has not previously operated or owned companies within the distribution sector, and this may affect IC Power’s ability to effectively operate Energuate. Future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the Guatemalan electricity distribution industry and IC Power’s ability to operate within this industry. With respect to IC Power’s recent acquisition of Energuate and other acquisitions IC Power has made, as well as any other acquisition which IC Power may consummate in the future:

•	acquired businesses may not perform as expected;

•	IC Power may incur unforeseen obligations or liabilities;

•	for a generation business, the fuel supply needed to operate the acquired business at full capacity may not be available;

•	acquired businesses may not generate sufficient cash flow to support the indebtedness existing at acquisition, the indebtedness incurred to acquire them or the capital expenditures needed to operate them;

•	the rate of return from acquired businesses may be lower than anticipated in IC Power’s decision to invest its capital to acquire them;

•	any benefits gained may not outweigh the management and personnel resources which will need to be diverted from IC Power’s operations to achieve those benefits; and

•	IC Power may not be able to expand as planned or to integrate the acquired company’s activities and achieve the economies of scale and any expected efficiency or other gains IC Power had planned, which often drive such acquisition decisions.

IC Power’s generation companies may not be able to enter into, or renew existing, long-term contracts for the sale of energy and capacity, contracts which reduce volatility in IC Power’s results of operations.

IC Power’s generation companies sell a substantial majority of their energy under long-term PPAs. IC Power’s generation companies rely upon PPAs with a limited number of customers for the majority of their energy sales and revenues over the term of such PPAs, which typically range from one to 15 years. Some of IC Power’s generation companies’ long-term PPAs are at prices above current spot market prices. Depending on market conditions and regulatory regimes, it may be difficult for IC Power’s generation companies to secure long-term PPAs with new customers, renew existing long-term PPAs as they expire, or enter into long-term PPAs to support the development of new projects. As a result, IC Power’s generation companies have been, and may continue to be required to sell capacity on the spot market at the rates dictated by such market. In addition, in December 2011, the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. As a result, IC Power will be unable to extend or replace COBEE’s current PPA, under which IC Power has contracted 18.9% of COBEE’s installed capacity, when it expires in October 2017.

When the distribution companies in El Salvador organize tenders under the supervision of the SIGET for new long-term PPAs, the bidding rules generally do not permit the participation of HFO-fired generators, such as Nejapa, in tenders for PPAs with terms in excess of five years. An increase in the availability of, and demand for, renewable energy in the other countries in which IC Power’s generation companies operate could lead to similar prohibitions in those countries and a further reduction in their ability to enter into long-term PPAs.

Furthermore, the introduction of a more efficient energy generation technology could adversely affect the competitiveness of gas-fired energy plants, such as Kallpa, Las Flores, and, potentially, Samay I, in the dispatch order. Similarly, IC Power’s generation assets face potential displacements in dispatch merit orders as new, more efficient technologies became available in their markets. Any displacement of dispatch merit orders could affect the competitiveness of IC Power’s generation assets and thereby impact their ability to enter into long-term PPAs. If IC Power’s generation companies are unable to enter into long-term PPAs, they may be required to sell electricity into spot markets at prices that may be below the prices established in their PPAs, including in those countries which are, or may be, experiencing an oversupply in capacity in the short- to medium-term. Because of the volatile nature of power prices, if IC Power’s generation companies are unable to secure long-term PPAs, they could face increased volatility in their earnings and cash flows and could experience substantial losses during certain periods which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Supplier concentration may expose IC Power to significant financial credit or performance risk, particularly with respect to those agreements which may expire during the life of its power plants.

IC Power relies on natural gas and HFO to fuel most of its power generation facilities. The delivery of these fuels to IC Power’s various generation facilities is dependent upon a number of factors, including the continuing financial viability of contractual counterparties and the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. Any disruption in the fuel delivery infrastructure or failure of a counterparty to perform, may lead to delays, disruptions or curtailments in the production of power at one or more of IC Power’s generation facilities. This risk of disruption is compounded by the supplier concentration that characterizes many of IC Power’s operating companies.

IC Power sources most of its HFO from a limited number of suppliers. In the event of shipping delays which may affect IC Power’s suppliers, IC Power may experience delays in the receipt and transportation of its HFO. Additionally, many of its gas suppliers are sole or monopolistic suppliers, and may exercise monopolistic control over their supply of natural gas to IC Power. The Kallpa and Las Flores plants’ generation facilities, for example, rely on a consortium, composed of Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Perú, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Perú S.A.C. and Repsol Exploración Perú Sucursal del Perú, which IC Power collectively refers to as the Camisea Consortium, for the provision of natural gas and on a sole supplier for the transportation of such natural gas. If these suppliers cannot perform under their contracts, the Kallpa and Las Flores plants would be unable to generate electricity at their facilities, and such a failure could prevent Kallpa and Las Flores from fulfilling their contractual obligations, which could have a material adverse effect on IC Power’s business and financial results. Continued supply of natural gas to the Kallpa and Las Flores plants is dependent upon a number of factors, over which IC Power has no control, including:

•	levels of exploration, drilling, reserves and production of natural gas in the Camisea fields and other areas in Peru and the price of such natural gas;

•	accessibility of the Camisea fields and other gas production areas in Peru, which may be affected by weather, natural disasters, geographic and geological conditions, environmental restrictions and regulations, activities of terrorist group or other impediments to access;

•	the availability, price and quality of natural gas from alternative sources;

•	market conditions for the renewal of such agreements before their expiration and IC Power’s ability to renew such agreements and the terms of any renewal; and

•	the regulatory environment in Peru.

Upon the commencement of Samay I’s second operational stage, Samay I’s plant will operate as a natural gas-fired power plant, and will thereby be dependent upon the Camisea Consortium for the provision of natural gas to it and will also depend upon gas transportation services rendered by Concesionaria Gasoducto Sur Peruano S.A.’s through its natural gas pipeline, which is currently under construction.

Furthermore, as these suppliers are the principal suppliers of natural gas and natural gas transportation services to substantially all generation facilities in Peru fueled by natural gas, a change in the terms of their agreements with IC Power or other power generators, or a failure by either of these suppliers to meet their contractual obligations, could have a significant effect on Peru’s entire electricity supply and, therefore, prompt the Peruvian governmental authorities to undertake certain remedial actions. Any such actions could adversely affect the operations of the Kallpa or Las Flores plants, or the expected operations of the Samay I plant.

Similarly, OPC has a gas supply agreement with a single supplier, which provides for the curtailment of OPC’s gas supply in the event of a lack of pipeline capacity. Although OPC has never experienced a significant decline in its gas supply as a result of a lack of pipeline capacity, there can be no assurance that such declines will not occur. OPC also relies on a single transporter for the transport of its natural gas requirements. If such parties are unable to perform under their contracts with OPC, or are forced to curtail, in whole or in part, their supply or transport of natural gas to OPC, OPC would not be able to generate electricity using natural gas, which could adversely affect OPC’s operations and financial performance.

Moreover, certain of IC Power’s contracts for natural gas are scheduled to expire during the life of the power plants which they service. These contracts have not yet been extended or replaced with one or more contracts on comparable terms. For example, Kallpa, IC Power’s largest asset, purchases its natural gas requirements for its generation facilities from the Camisea Consortium pursuant to a natural gas supply agreement which expires in June 2022 and which has not yet been extended. If IC Power is unable to renew, or enter into supply contracts and, in particular, enter into long-term supply contracts, IC Power may be required to purchase its natural gas on spot markets at prices that may be significantly greater than the prices IC Power previously paid for such commodities, or may be unable to purchase such commodities on competitive prices at all. As a result, IC Power could face increased volatility in its earnings and cash flows and could experience substantial losses during certain periods which could have a material adverse effect on its business, financial condition, results of operations or liquidity.

Certain of IC Power’s facilities are affected by climate conditions and changes in the climates or other occurrences of natural phenomena in the countries in which these facilities operate could have a material adverse effect on IC Power.

Certain of IC Power’s generation facilities are based on hydroelectric power generation. As a result, their operating results are directly impacted by water sources which are, in turn, affected by the amount of rainfall and snowmelt. The occurrence of natural phenomena, such as El Niño and La Niña, two climactic phenomena that influence rainfall regularity in some of the Latin American countries in which IC Power operates, may result in droughts which affect its results of operations. A prolonged drought in a country in which IC Power’s generation facilities rely on hydroelectric energy may reduce its ability to operate its hydroelectric plants at full capacity. In addition, a prolonged drought may result in disputes with governments, regulators, local communities, farmers and other stakeholders over water use. As a result of such disputes, IC Power may be forced to enter into agreements which restrict its ability to use water for hydroelectric generation.

Droughts and excessive rainfall also affect the operation of IC Power’s thermal plants, including those facilities which use natural gas or HFO as fuel, in the following manner:

•	During periods of drought, thermal plants are used more frequently. Operating costs of thermal plants can be considerably higher than those of hydroelectric plants. IC Power’s operating expenses may increase during these periods.

•	IC Power’s thermal plants require water for cooling and a drought not only reduces the availability of water, but also increases the concentration of chemicals, such as sulfates in the water. The high concentration of chemicals in the water IC Power uses for cooling increases the risk of damaging the equipment at its thermal plants as well as the risk of violating relevant environmental regulations. As a result, IC Power may have to purchase water from areas that are also experiencing shortages of water. These water purchases may increase IC Power’s operating costs, as well as the costs relating to its social responsibility commitments.

•	Thermal power plants burning gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NOx) gases. When operating with diesel, they also release particulate matter into the atmosphere. Therefore, greater use of thermal plants during periods of drought increases the risk of unsatisfactory performance of the abatement equipment used to control pollutant emissions.

•	During excessive rainfall periods, hydroelectric plants increase their generation, which reduces the spot prices in the system, and also reduces the dispatch of thermal power plants. As a result, IC Power’s thermal plants selling energy to the spot market may face a reduction in their margins due to their lower dispatch or due to sales occurring at the lower spot prices.

Additionally, certain of IC Power’s facilities are also exposed to additional climate change risk and to the specific natural phenomena occurring in their respective countries of operation, including earthquakes (due to heightened seismic activity), hurricanes and flooding, landslides, volcanic eruptions, fire, and other natural disasters. For example, in 2007, Peru experienced a 7.9 magnitude earthquake that struck the central coast of Peru. In 2015, Peru has also experienced flooding. The occurrence of any of the natural calamities listed above may cause significant damage to IC Power’s power stations and facilities.

Furthermore, the production of wind energy depends heavily on suitable wind conditions, which are variable and difficult to predict. Operating results for such plants vary significantly from period to period depending on the wind resource during the periods in question. Therefore, the electricity generated by IC Power’s wind energy plants may not meet its anticipated production levels or the rated capacity of the turbines located there, which could adversely affect its business.

IC Power could experience severe business disruptions, significant decreases in revenues based on lower demand arising from climate changes or catastrophic events, or significant additional costs to IC Power not otherwise covered by business interruption insurance policies. There may be an important time lag between a major climate change event, accident or catastrophic event and IC Power’s recovery from any insurance policies, which typically carry non-recoverable deductible amounts, and in any event, are subject to caps per event. Furthermore, many of IC Power’s supply agreements, including its natural gas supply agreements and transportation services agreements, contain force majeure provisions that allow for the suspension of performance by its counterparties for the duration of certain force majeure events. If a force majeure event were to occur and IC Power’s counterparties were to temporarily suspend performance under their contracts, IC Power may be forced to find alternative suppliers in the market on short notice (which IC Power may be unable to do) and incur additional costs. Additionally, any of these events could cause adverse effects on the energy demand of some of IC Power’s customers and of consumers generally in the affected market, the occurrence of which could have a material adverse effect on its business, financial condition, results of operations or liquidity.

IC Power is exposed to electricity spot market, fuel and other commodity price volatility.

IC Power’s generation companies purchase and sell electricity in the wholesale spot markets. During the years ended December 31, 2015, 2014 and 2013, IC Power’s generation companies purchased 17%, 18% and 18% of the electricity that they sold (in GWh) from the spot market, respectively. As a result, IC Power is exposed to spot market prices, which tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility from supply and demand imbalances, especially within the spot markets in which IC Power may purchase and sell electricity. Typically, spot market prices for electricity are volatile and the demand for such electricity often reflects the cyclical fluctuating cost of coal, natural gas and oil, rain volumes or the conditions of hydro reservoirs. The Peruvian and Chilean electricity markets are also indirectly affected by the price of copper, as a result of the electricity-intensive mining industry, which represents a significant source of the electricity demand in these markets. Therefore, a decline in such mining activity could adversely affect IC Power, and any changes in the supply and cost of coal, natural gas and oil, rain volumes, the conditions of hydro reservoirs, the unexpected unavailability of other generating units, or the supply and cost of copper, may impact the volume of electricity demanded by the market. Volatility in market prices for fuel and electricity may result from many factors which are beyond its control and IC Power does not generally engage in hedging transactions to minimize such risks. For further information on the effects of fluctuations in oil prices on IC Power’s results of operations, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Fluctuations in Oil Prices and Currency Exchange Rates.”

IC Power is exposed to counterparty risks.

IC Power’s cash flows and results of operations are dependent upon the continued ability of its customers to meet their obligations under their relevant PPAs. Additionally, a small number of customers purchase a significant portion of IC Power’s output under PPAs that account for a substantial percentage of the anticipated revenue of its generation companies. Although IC Power’s generation companies evaluate the creditworthiness of their various counterparties, its generation companies may not always be able to, if at all, fully anticipate, detect, or protect against deterioration in a counterparty’s creditworthiness and overall financial condition. The deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties) could expose IC Power to an increased risk of non-payment or other default under its contracts with them. For example, CEPP, IC Power’s Dominican Republic generation subsidiary, has experienced significant payment delays under its PPAs.

Furthermore, if any of the counterparties to IC Power’s PPAs were to become insolvent, IC Power may be unable to recover payment under local insolvency laws. For example, under Peruvian insolvency laws, if a private counterparty under any of IC Power’s PPAs were to become insolvent, its claims with respect to payments due by such counterparty under its relevant contract will rank junior to, among others, the counterparty’s labor, social security, taxes, pension fund and secured obligations. In such a case, IC Power’s ability to recover payments due on its existing PPAs in Peru may be limited. Any default by any of IC Power’s key customers could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power relies on power transmission facilities that it does not own or control and that are subject to transmission constraints. If these facilities fail to provide IC Power with adequate transmission capacity, IC Power may be restricted in its ability to deliver wholesale electric power and IC Power may either incur additional costs or forego revenues.

IC Power depends upon transmission facilities owned and operated by others to deliver the wholesale power it sells from its power generation plants. If transmission is disrupted, or if the transmission capacity infrastructure is inadequate, IC Power’s ability to sell and deliver wholesale power may be adversely impacted. If the power transmission infrastructure in one or more of the markets that IC Power serves is inadequate, its recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. IC Power cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets, a failure of which could have a material adverse effect on its business, financial condition, results of operations or liquidity. In addition, in some of the markets in which IC Power operates, different spot prices may occur within the grid as a result of a transmission constraint. As a result, IC Power may need to purchase energy in the spot market in order to fulfill a PPA obligation in one part of the grid, even if IC Power is generating energy in another part of the grid, and such purchase may occur at a spot market price which is higher than its own generation cost.

If any of IC Power’s generation units are unable to generate energy as a result of a breakdown or other failure, IC Power may be required to purchase energy on the spot market to meet its contractual obligations under the relevant PPAs.

The breakdown or failure of one of IC Power’s generation facilities may require IC Power to purchase energy in the spot market to meet its contractual obligations under its PPAs, while simultaneously resulting in an increase in the spot market price of energy, resulting in a contraction, or loss, of its margins. In addition, the failure or breakdown of one of IC Power’s generation units may prevent that particular facility from performing under applicable PPAs which, in certain situations, could result in termination of the PPA or liability for liquidated damages, the occurrence of which could have a material adverse effect on its business, financial condition, results of operations or liquidity. For example, due to unscheduled maintenance of one of its turbines in the first half of 2013, Kallpa was required to make energy purchases on the spot market to meets its obligations under its PPAs. For further information on the effect of the Kallpa plants’ unscheduled maintenance stoppage on its cost of sales in 2013, see “Item 5.A—Operating Results—Year Ended December 31, 2014 Compared to Year Ended December 31, 2013—Cost of Sales.”

IC Power maintains insurance policies for property value and business interruptions, intended to mitigate any losses due to customary risks. However, we cannot assure you that the scope of damages suffered in such an event would not exceed the policy limits, deductibles, losses, or loss of profits outlined in IC Power’s insurance coverage. IC Power may be materially and adversely affected if it incurs losses that are not fully covered by its insurance policies and such losses could have a material adverse effect on its business, financial condition, results of operations or liquidity. For further information on the risks related to IC Power’s insurance policies, see “—IC Power’s insurance policies may not fully cover damage, and IC Power may not be able to obtain insurance against certain risks.”

Some of the countries in which IC Power operates, or may operate in the future, have experienced terrorist activity and social unrest in the past and it is possible that a resurgence of terrorism in any of these countries could occur in the future.

Some of the countries in which IC Power operates, or may operate in the future, have experienced terrorist activity and social unrest in the past. For example, Peru, the country in which IC Power has its largest operations, experienced terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. IC Power’s operating company in Peru represented 47% of IC Power’s Adjusted EBITDA, as reported by IC Power, for the year ended December 31, 2015. Any terrorist activities or other hostile actions in Peru could have a material adverse effect on IC Power’s business, financial condition and results of operation. Adjusted EBITDA is a non-IFRS measure. For a reconciliation of Kallpa’s net income to Kallpa’s Adjusted EBITDA (which reflects the portion of IC Power’s Adjusted EBITDA which is represented by Peru), see “Item 3.A Selected Financial Data—Information on Business Segments—IC Power.”

The existing security, economic and geopolitical conditions in Israel and the Middle East could affect IC Power’s operations in Israel. Israel has been and is subject to terrorist activity, with varying levels of severity. Parties with whom IC Power does business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing IC Power to make alternative arrangements where necessary. Developments in the political and security situation in Israel may also result in parties with whom IC Power has agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any deterioration in the security or geopolitical conditions in Israel and/or the Middle East could adversely impact IC Power’s business relationships and thereby have a material adverse effect on its business, financial condition, results of operations or liquidity.

Israel’s geopolitical situation has led to security issues and, as a result, IC Power’s Israel-based subsidiary OPC, as well as any additional entities IC Power may develop or acquire in Israel, including AIE, may be exposed to hostile activities (including harm to computer systems or, with respect to its operations, missile attacks on its facilities or attacks on critical infrastructure, such as gas transmission systems or pipelines), security restrictions connected with Israeli bodies/organizations overseas, possible isolations by various bodies for numerous political reasons, and other limitations. Any of the aforementioned events and conditions could disrupt IC Power’s and OPC’s operations, which could, in turn, have a material adverse effect on its business, financial condition, results of operations or liquidity.

Inflation in any of the countries in which IC Power currently operates, or will operate, could adversely affect IC Power.

If any of the countries in which IC Power currently operates, or in which IC Power may operate in the future, experiences substantial inflation, the costs of its operations could increase and its operating margins could decrease, which could materially and adversely affect its results of operations. A number of the countries in which IC Power operates have experienced significant inflation in prior years, including Peru, its primary country of operation. Inflationary pressures may also impact IC Power’s margins to the extent that cost increases driven by inflation are not accompanied by corresponding increases in the price of electricity or capacity sold, or limit its ability to trigger the minimum thresholds set forth in the price adjustment mechanisms in IC Power’s PPAs or long-term supply agreements or access foreign financial markets, and may also prompt government intervention in the economy of the affected country, including the introduction of government policies that may adversely affect the overall performance of such economy. Any of the foregoing could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power has granted rights to the minority shareholders of certain of its subsidiaries.

Although IC Power owns a majority of the voting equity in most of its businesses, IC Power has entered into, and may, and in some instances, will be required to, continue to enter into, shareholders’ agreements granting minority rights to the minority shareholders of certain of those entities. For example, IC Power has entered into shareholders’ agreements with, among others, Energía del Pacífico S.A., or Energía del Pacífico, a member of the Quimpac group and the minority shareholder of Kallpa, CDA and Samay I, as well as with Veolia Energy Israel Ltd., or Veolia, the minority shareholder of OPC, and Centrans Energy Services Inc. the minority shareholder of IC Power’s Nicaraguan assets. Among other things, IC Power’s shareholders’ agreements generally grant the applicable minority shareholder veto rights over significant acquisitions and dispositions as well as the incurrence of significant debt. Therefore, IC Power’s ability to develop and operate any of its businesses governed by a shareholders’ agreement may be limited if IC Power is unable to obtain the approval of a minority shareholder for certain corporate actions IC Power deems to be in the best interest of the relevant business. In addition, such shareholders’ agreements may limit IC Power’s ability to dispose of its interests in any of these businesses. IC Power’s operation of its subsidiaries may also subject IC Power to litigation proceedings initiated by the minority shareholders of its subsidiaries. For further information on its shareholders’ agreements, see “Item 4.B Business Overview—Our Businesses—IC Power—Shareholders’ Agreements.”

IC Power could face risks, or barriers to exit, in connection with the disposals or transfers of its businesses or their assets.

IC Power continually assesses the strategic composition of its power generation portfolio and may, as a result of its assessments, divest its interests in businesses whose operations are inconsistent with its long-term strategic plan. Divestitures can generate organizational and operational efficiencies, cash for use in IC Power’s capital investment program and operations, and cash to repay outstanding debt. However, divestitures may also result in a decline in IC Power’s net income or profitability.

Additionally, IC Power may face exit barriers, including high exit costs or objections from various stakeholders, in connection with dispositions of certain of its operating companies or their assets. For example, pursuant to Israel’s Electricity Sector Law 5756-1996, or Electricity Sector Law, the transfer of control over an entity that holds a generation license in Israel must be approved by the EA. Additionally, pursuant to OPC’s PPA with the IEC and OPC’s syndicated credit agreement, both the IEC and OPC’s lenders must consent to IC Power’s transfer of control of OPC to a third party. Such restrictions, as well as similar restrictions contained in other shareholders’ agreements or financing agreements in respect of IC Power’s other operating companies may prohibit IC Power from disposing of its interests in its businesses, and such prohibitions may have a material adverse effect on its development and growth strategy. Furthermore, although IC Power has recently exported power generation barges (from Guatemala and the Dominican Republic to Panama), IC Power may face opposition from local governments in connection with any decision to sell and/or export any of the power generation barges that IC Power has installed or may install from one country to another country.

IC Power requires qualified personnel to manage and operate its various businesses and projects.

As a result of IC Power’s decentralized structure, IC Power requires qualified and competent management to independently direct the day-to-day business activities of each of its businesses, execute their respective business and/or project development plans, and service their respective customers, suppliers and other stakeholders, in each case across numerous geographic locations. The services offered by IC Power’s businesses are highly technical in nature and require specialized training and/or physically demanding work. Therefore, IC Power must be able to retain employees and professionals with the skills necessary to understand the continuously developing needs of IC Power’s customers, to maximize the value of each of its businesses, and to ensure the timely and successful completion of any expansion or development projects. This includes developing talent and leadership capabilities in the emerging markets in which certain of IC Power’s businesses operate, where the depth of skilled employees may be limited. Changes in demographics, training requirements and/or the unavailability of qualified personnel could negatively impact the ability of each of IC Power’s businesses to meet these demands. Unpredictable increases in the demand for its services, or the geographical diversity of its businesses, may exacerbate the risk of not having a sufficient number of trained personnel.

In addition, IC Power’s operating companies could experience strikes, industrial unrest or work stoppages. In June and November 2015, COBEE’s facilities in Bolivia experienced a brief strike. Although neither of the strikes at COBEE facilities resulted in a work stoppage nor had a material effect on IC Power’s results of operations, there can be no assurance that future strikes or industrial unrest will not occur or lead to a work stoppage which could have an effect on its results of operations. A significant percentage of IC Power’s employees in Bolivia, Israel and Jamaica are members of unions, and, as of December 31, 2015, approximately 23% of all of its employees were unionized. For further information on IC Power’s unionized employees, see “Item 4.B Business Overview—Our Businesses—IC Power—Employees.”

If any of IC Power’s businesses fail to train and retain qualified personnel, or if they experience excessive turnover, strikes or work stoppages, IC Power may experience declining production, maintenance delays or other inefficiencies, increased recruiting, training or relocation costs and other difficulties, any of which could have a material adverse effect on its business, financial condition, results of operations or liquidity.

IC Power’s success will also be dependent upon the decision-making of its directors and executive officers as well as the directors and executive officers of its businesses. The loss of any or all of IC Power’s directors and executive officers could affect the creation or implementation of its short-term plans or long-term strategies or divert its directors and executive officers’ attention from its operations, which could result in a delay in the completion of a project, affect its ability to enter into PPAs, or otherwise have a material adverse effect on its business, financial condition, results of operations or liquidity.

The interruption or failure of IC Power’s information technology, communication and processing systems or external attacks and invasions of these systems could have an adverse effect on IC Power.

IC Power depends on information technology, communication and processing systems to operate its businesses. Such systems are vital to each of IC Power’s operating companies’ ability to monitor its power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet its service targets and standards. Damage to its networks and backup mechanisms may result in service delays or interruptions and limit IC Power’s ability to provide customers with reliable service over its networks. Some of the risks to IC Power’s networks and infrastructure include:

•	physical damage to access lines, including theft, vandalism, terrorism or other similar events;

•	energy surges or outages;

•	software defects;

•	scarcity of network capacity and equipment;

•	disruptions beyond IC Power’s control;

•	breaches of security, including cyber-attacks and other external attacks; and

•	natural disasters.

The occurrence of any such event could cause interruptions in service or reduce IC Power’s generation capacity, either of which could reduce its revenues or cause IC Power to incur additional expenses.

Furthermore, as a distribution company with over 1.6 million customers, Energuate processes and retains certain sensitive and confidential customer information in the ordinary course of its business. Should Energuate experience a security breach resulting in the misappropriation, loss or unauthorized disclosure of confidential information, this may disrupt Energuate’s business and result in reputational harm and litigation.

Although IC Power has operational insurance with business interruption coverage that may protect it against specific insured events, IC Power may not be insured for all events or for the full amount of the lost margin or additional expense. In addition, the occurrence of any such event may subject IC Power to penalties and other sanctions imposed by the applicable regulatory authorities. The occurrence of damages to IC Power’s networks and systems could have a material adverse effect on its business, financial condition, results of operations or liquidity. For further information on the recent cyber-attack on the EA and the risks related to OPC and AIE’s information technology systems due to their status as Israeli corporations, see “—We, and each of our businesses, face cyber-security risks.”

IC Power is exposed to material litigation and/or administrative proceedings.

IC Power is involved in various litigation proceedings, and may be subject to future litigation proceedings, any of which could result in unfavorable decisions or financial penalties against IC Power, and IC Power will continue to be subject to future litigation proceedings, which could have material adverse consequences to its business.

For example, since 2010, the Peruvian Tax Authority (Superintendencia Nacional de Administración Tributaria), known as SUNAT for its abbreviation in Spanish, has issued tax assessments to Kallpa and its lenders (as lessors under the Kallpa leases) for payment of import taxes allegedly owed by Kallpa and its lenders in connection with the engineering services of the EPC contractors for Kallpa I, II, III and IV. Kallpa and its lenders disputed the tax assessments before SUNAT and, after SUNAT confirmed the assessments, appealed before the Peruvian Tax Administrative Court, or the Tribunal Fiscal. In January 2015, the Tribunal Fiscal rejected Kallpa and its lenders’ appeal in respect of the Kallpa I assessment, and Kallpa subsequently challenged the decision in the Peruvian courts. However, in order to challenge the administrative ruling of the Tribunal Fiscal in the judicial system, Kallpa and its lenders were required to pay the tax assessment of Kallpa I. A decision of the Tribunal Fiscal of the Kallpa appeals in respect of the Kallpa II and III assessments is still pending. As of December 31, 2015, the total tax exposure related to claims by SUNAT against Kallpa and its lenders in connection with the importation of equipment related to the Kallpa I, II, III and IV projects, equaled approximately $31.2 million, including interest and fines. For further information on these proceedings, see “Item 4.B Business Overview—Our Businesses—IC Power—Legal Proceedings—Kallpa—Import Tax Assessments.”

Litigation and/or regulatory proceedings are inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect IC Power’s ability to conduct its business and may have a material adverse effect on IC Power’s financial condition and results of operations. For example, the Tribunal Fiscal’s decision, with respect to the Kallpa I plant, could have a negative impact on the outstanding rulings and assessments in respect of the Kallpa II and III plants or other plants or projects. In addition, such investigations, claims and lawsuits could involve significant expense and diversion of IC Power’s management’s attention and resources from other matters, each of which could also have a material adverse effect on its business, financial condition, results of operations or liquidity.

IC Power’s insurance policies may not fully cover damage, and IC Power may not be able to obtain insurance against certain risks.

IC Power maintains insurance policies intended to mitigate its losses due to customary risks. These policies cover IC Power’s assets against loss for physical damage, loss of revenue and also third-party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of its insurance coverage. In addition, IC Power may be required to pay insurance deductibles, which are not recoverable, in order to utilize its insurance policies. IC Power maintains all-risk physical damage coverage for losses resulting from, but not limited to, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. IC Power’s level of insurance may not be sufficient to fully cover all losses that may arise in the course of its business or insurance covering its various risks may not continue to be available in the future. In addition, IC Power may not be able to obtain insurance on comparable terms in the future. IC Power may be materially and adversely affected if IC Power incurs losses that are not fully covered by its insurance policies and such losses could have a material adverse effect on its business, financial condition, results of operations or liquidity. For further information on IC Power’s insurance policies, see “Item 4.B Business Overview—Our Businesses—IC Power—Insurance.”

Future expansion into new markets or businesses involve significant costs and risks, and may be unsuccessful.

IC Power is constantly monitoring and assessing development and acquisition opportunities. In particular, IC Power may seek to diversify and expand its operations to certain countries in which IC Power does not currently have a presence, such as Mexico, through greenfield development projects and acquisitions. Additionally, in January 2016, IC Power expanded and diversified by entering into the electricity distribution business through its acquisition of Energuate in Guatemala.

IC Power has limited experience in operating a distribution business and does not have any experience operating companies in certain of the other countries in which IC Power is considering expansion, such as Mexico. In entering into new markets and operating in these new businesses, IC Power would face managerial, commercial, technological and regulatory risks. The business strategies, managerial expertise and institutional knowledge that IC Power utilizes and has developed over time with regard to power generation in the countries in which IC Power currently operates may not be applicable to the distribution business, or to the energy sectors of the countries in which IC Power is considering expansion. As expansion into a new market or business will require significant investment of capital and management resources, such expansions will involve many risks, including risks related to:

•	obtaining the necessary government and regulatory licenses and authorizations to operate;

•	the significant capital expenditures required to establish a footprint in these businesses and markets;

•	competition from experienced market participants;

•	an inability to attract customers, create brand awareness and establish brand credibility;

•	an inability to establish relationships with regulators, stakeholders and other market participants; and

•	barriers to entry.

Additionally, with respect to IC Power’s recent acquisition of Energuate, IC Power’s ability to integrate Energuate’s operations into its existing business will be important to IC Power’s future success. However, the acquisition of Energuate may not improve, and may even adversely affect, IC Power’s results of operations, and the integration of Energuate into IC Power’s existing business may expose IC Power to additional risks, liabilities and losses. Additionally, the process of integrating the Energuate business will likely involve significant costs and absorb management time and resources and may otherwise distract management from other opportunities or problems in IC Power’s primary business of power generation and its primary markets, such as Peru and Israel. Similarly, if IC Power acquires companies or assets in new markets such as Mexico, IC

Power cannot provide assurance that such expansion and integration efforts will be successful, or that it will be able to successfully execute its business plan. If IC Power is unsuccessful in its attempt to expand into new businesses or markets, this could have a material adverse effect on its material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

The production and profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory environment.

The EA, which was known as Israel’s Public Utilities Authority (Electricity), or the PUAE, until January 1, 2016, regulates and supervises, among other things, the provision of essential electric public services in Israel and OPC’s operations can be affected by changes in the EA’s policies, regulations, and tariffs. The EA’s generation component tariff, for example, serves as the base price for OPC’s calculation of the sale price of its energy to its private customers. As a result, its increases or decreases have a related effect on the sales price of OPC’s energy and OPC’s revenues. In addition, the price at which OPC purchases its natural gas from its sole natural gas supplier, the Tamar Group, a group composed of Noble Energy Mediterranean Ltd., or Noble, Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership, is predominantly indexed (in excess of 70%) to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC’s supply agreement with the Tamar Group. As a result, increases or decreases in this tariff have a related effect on OPC’s cost of sales and margins.

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per MWh to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with the Tamar Group, OPC and the Tamar Group disagreed as to which of the EA’s July 2013 tariffs applied to OPC’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. OPC and the Tamar Group remain in discussions with respect to this disagreement.

Additionally, on September 8, 2015, the EA published a final decision, which became effective on September 13, 2015, reducing the EA generation component tariff by approximately 12%. This reduction will result in a corresponding decline in the sale prices of OPC’s energy and OPC’s revenues. In addition, the natural gas price formula in OPC’s supply agreement is subject to a floor mechanism. As a result of previous declines in the EA generation component tariff, OPC began to pay the ultimate floor price in November 2015. Therefore, the September 2015 decline and any further declines in the EA generation component tariff, will not result in a corresponding decline in OPC’s natural gas expenses, and will lead to a greater decline in OPC’s margins, which may have a material adverse effect on OPC’s business, results of operations and financial condition.

Furthermore, since 2013, the EA had been in the process of determining a system cost tariff. In August 2015, the EA published a decision that IPPs in Israel would be obligated to pay system management service charges, which charges are retroactively effective as of June 1, 2013. According to the EA decision, as amended in September 2015 and December 2015, the amount of system management service charges that would be payable by OPC from the effective date of June 1, 2013 to June 30, 2015, is approximately NIS 163 million (approximately $43 million), which includes interest rate and linkage costs of NIS 8 million (approximately $2 million). The approximately NIS 163 million which the EA has deemed payable by OPC is based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the EA, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), the EA’s final calculation of the amount payable by OPC will be based upon the applicable time of use rates, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day, or “Time of Use” rates. For further information on Israel’s seasonality and the related EA tariffs, see “Item 4.B Business Overview—Our Businesses—IC Power—IC Power’s Industry Overview—Israel.” For further information on the effect of EA tariffs on IC Power’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—EA Tariffs Affect IC Power’s Results in Israel Segment.” IC Power is considering the implications of this decision and may contest it.

Additionally, a steering committee was appointed by the State of Israel in July 2013 to propose comprehensive reform of IEC. Although the steering committee had not published its final recommendations, and there had not been any formal announcements concerning the steering committee’s discussions or negotiations with IEC and the State of Israel for some time, in November 2015, the steering committee announced that it resumed its discussions regarding comprehensive reform of IEC and the Israeli electricity market. If OPC incurs significant costs or experiences a further reduction in revenues or margins as a result of changes in regulation or the establishment of any new regimes or the implementation of any such laws or governmental regulations, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. For further information on the regulation of the Israeli electricity sector, see “Item 4.B Business Overview—Our Businesses—IC Power—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector—EA.”

Governments have a high degree of influence in the countries in which IC Power operates.

IC Power operates in 11 countries and therefore is subject to significant and diverse government regulation. The laws and regulations affecting IC Power’s operations are complex, dynamic and subject to new interpretations or changes. Such regulations affect almost every aspect of IC Power’s businesses, have broad application and, to a certain extent, limit management’s ability to independently make and implement decisions regarding numerous operational matters. Additionally, governments in many of the markets in which IC Power operates frequently intervene in the economy and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. IC Power has no control over, and cannot predict, what measures or policies governments may enact in the future. The results of operations and financial condition of IC Power’s businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which IC Power operates if those changes impact, among other things:

•	consumption of electricity and natural gas;

•	supply of electricity and natural gas;

•	operation and maintenance of generation, transmission or distribution facilities, including the receipt of provisional and/or permanent operational licenses;

•	tariffs or royalties on the use of water for hydroelectric or thermal plants;

•	energy policy;

•	rules governing the dispatch merit order;

•	key permits or operating licenses that IC Power currently holds;

•	calculations of marginal costs or spot prices;

•	subsidies and incentives;

•	regulated rates and tariffs, including under PPAs where tariffs are based on regulated rates;

•	labor, environmental, or other laws;

•	mandatory salary increases;

•	public consultations for new projects;

•	social responsibility obligations;

•	economic growth;

•	currency fluctuations and inflation;

•	fiscal policy and interest rates;

•	capital control policies and liquidity of domestic capital and lending markets;

•	tax laws, including the effect of tax laws on distributions from IC Power’s subsidiaries;

•	import/export restrictions;

•	acquisitions, construction, or dispositions of power assets; and

•	other political, social and economic developments in or affecting the countries in which its operating companies are based.

Uncertainty over whether governments will implement changes in policy or regulations affecting these or other factors in the future may also contribute to economic uncertainty and heightened volatility in the securities markets. For example, in 2016, there will be elections in Peru and Jamaica, and the results of such elections may create economic or regulatory uncertainty.

Existing or future legislation and regulation or future audits could require material expenditures by IC Power or otherwise have a material adverse effect on its operations. For example, Peruvian regulators have increased their reviews of permitting, licensing and concession applications and have recently imposed time limits on newly-granted licenses and concessions. Additionally, unregulated clients will be provided access to the spot market on January 1, 2016. However, as the regulatory rules that would govern their access have not yet been approved, there remains uncertainty as to how such access will be implemented and the impact such access may have on power companies in Peru, including IC Power’s Peruvian assets. The provision of such access could result in increased competition in the Peruvian generation sector and/or result in increased pressures to reduce contractual prices in Peru. Furthermore, general elections in Peru are expected to take in place in April 2016, and presidential and congressional elections may impact the development of certain industries, affect the interpretation of existing legislation or result in the enactment of additional regulations, actions or agencies, which may result in changes in regulations in Peru that adversely affect IC Power’s business. Peruvian regulators may also enact processes to expand generation capacity in Peru in excess of the rate of demand growth, which expansion could therefore have a negative impact on spot and contractual prices in Peru, which in turn could reduce the margins of IC Power’s Peruvian assets. Moreover, Peruvian regulators may amend the rules that govern how natural gas prices in Peru are determined and such prices are used to determine the variable fuel cost of thermal generation units that burn such fuel. As a result, any such amendment may affect the order of dispatch of thermal generation units in the Peruvian system (such as Kallpa or Samay I), which may have a material adverse effect on IC Power’s margins or results of operations.

Additionally, government agencies could take enforcement actions against IC Power and impose sanctions or penalties on it for failure to comply with applicable regulations. Depending on the severity of the infraction, enforcement actions could include the closure or suspension of operations, the imposition of fines or other remedial measures, and the revocation of licenses. Compliance with enhanced regulations could force IC Power to make capital expenditures and divert funds away from planned investments in a manner that could have a material adverse effect on its business, financial condition, results of operations or liquidity.

Due to populist political trends that have become more prevalent in certain of the countries in which IC Power operates over recent years, some of the governments or authorities in countries where IC Power operates might seek to promote efforts to increase government involvement in regulating economic activity, including the energy sector, which could result in the introduction of additional political factors in economic decisions. For example, Bolivia has nationalized natural gas and petroleum assets, as well as generation companies that compete with IC Power. Bolivia has also dictated mandatory salary increases for both public and private companies, affecting the profitability of IC Power’s company in Bolivia, COBEE. For further information on the risks related to the Bolivian government’s recent nationalization of certain generation companies, see “—The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

If IC Power fails to comply with existing regulations and legislation, or reinterpretations of existing regulations and new legislation or regulations, such as those relating to the reduction of anti-competitive conduct, air and water quality, ecological waterflow for hydroelectric plants, noise avoidance, electromagnetic radiation, fuel and other storage facilities, volatile materials, renewable portfolio standards, cyber security, emissions or air quality social responsibility, obligations or public consultations, performance standards, climate change, hazardous and solid waste transportation and disposal, protected species and other environmental matters, or changes in the nature of the energy regulatory process, this may have a significant adverse impact on IC Power’s financial results.

The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.

Bolivia has experienced political and economic instability that has resulted in significant changes in its general economic policies and regulations and the adoption of a new constitution in 2006 that, among other things, prohibits private ownership of certain oil and gas resources. In May 2010, the Bolivian government nationalized Empresa Eléctrica Guaracachi S.A., or Guaracachi, Empresa Eléctrica Valle Hermoso S.A., or Valle Hermoso and Empresa Eléctrica Corani S.A., or Corani, each a significant generation company in Bolivia. In May 2012, the Bolivian government nationalized Transportadora de Electricidad S.A., a transmission company that had previously operated as a subsidiary of Red Eléctrica de España. In December 2012, Electricidad de La Paz S.A. (Electropaz) and Empresa de Luz y Fuerza de Oruro S.A. (Elfeo)—companies which had no previous ownership relationship with the Bolivian government—were also nationalized.

Although there were elections in Bolivia during the third quarter of 2014, and such elections resulted in the re-election of certain key government officials, it is unclear whether the Bolivian government will continue nationalizing entities involved in its power utility market. It is also unclear whether such nationalization (if any) would be adequately compensated for by the Bolivian government. IC Power’s subsidiary COBEE is one of the few remaining privately-held generation companies in Bolivia. Although we believe IC Power’s circumstances differ from those of the nationalized generation companies (because COBEE was not previously owned by the Bolivian government), there is a risk that COBEE will be subject to nationalization. Such nationalization may include the expropriation or nullification of IC Power’s existing concessions, licenses, permits, agreements and contracts, as well as effective nationalization resulting from changes in Bolivian regulatory restrictions or taxes, among other things, that could have an adverse impact on COBEE’s profitability. If COBEE were indeed nationalized, we cannot assure you that IC Power would receive fair compensation for its interests in COBEE.

IC Power could face nationalization risks in other countries as well. The nationalization of any of IC Power’s operating companies or power generation plants, even if fair compensation for such nationalization is received, could have a material adverse effect on its business, financial condition, results of operations or liquidity.

IC Power’s business and profitability may be adversely affected if water rights are limited or denied.

Certain of IC Power’s generation facilities rely on hydroelectric power generation. For instance, in Bolivia, COBEE facilities generate power from, among others, ten run-of-the-river hydroelectric plants in the Zongo river valley and four run-of-the-river hydroelectric plants in the Miguillas river valley. In addition, IC Power is currently developing CDA’s plant, a 510 MW run-of-the-river hydroelectric project in Peru.

IC Power owns water rights in Bolivia granted by the Bolivian Ministry of Energy and Hydrocarbons and in Peru, granted by the National Water Authority (ANA—Autoridad Nacional del Agua). From time to time, local governments and regulators may amend regulations pertaining to water rights. Furthermore, IC Power may be unable to obtain, or otherwise experience difficulty in obtaining, water rights in connection with the construction of new hydroelectric plants, which may impact the viability, design, timing or profitability of a project. Local governments may also try to impose a royalty or tariff for water use on IC Power’s hydroelectric plants. In addition, several plants are required to leave a percentage of the water available in the river and therefore may not utilize such water in their generation activities (this reserve is commonly referred to as the ‘ecological waterflow’). Local governments may decide to enact a change in the regulation or in the calculation of the ecological waterflow, thereby reducing available volumes of water for power generation in IC Power’s plants. Any limitations on IC Power’s current water rights, its ability to obtain additional water rights, or its ability to effectively utilize its existing rights, could have a material adverse effect on its current hydroelectric plants and its hydroelectric projects.

IC Power’s equipment, facilities, operations and new projects are subject to numerous environmental, health and safety laws and regulations.

IC Power is subject to a broad range of environmental, health and safety laws and regulations which require IC Power to incur ongoing costs and capital expenditures and expose IC Power to substantial liabilities in the event of non-compliance. These laws and regulations require IC Power to, among other things, minimize risks to the natural and social environment while maintaining the quality, safety and efficiency of IC Power’s facilities. Furthermore, as IC Power’s operations are subject to various operational hazards, including personal injury and the loss of life, IC Power is subject to laws and regulations that provide for the health and safety of its employees.

These laws and regulations also require IC Power to obtain and maintain environmental permits, licenses and approvals for the construction of new facilities or the installation and operation of new equipment required for its business. Some of these permits, licenses and approvals are subject to periodic renewal. Government environmental agencies could take enforcement actions against IC Power for any failure to comply with applicable laws and regulations. Such enforcement actions could include, among other things, the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance. Environmental laws and regulations can also impose strict liability for the environmental remediation of spills and discharges of hazardous materials and wastes and require IC Power to indemnify or reimburse third parties for environmental damages. As fuel leaks may occur when fuel is received from containerships at sea (as is the case for fuel received in El Salvador and the Dominican Republic), sea water may be inadvertently polluted at the time of fuel receipt; IC Power’s primary operational environmental risk relates to the potential leaking of such fuel. Although IC Power has operating procedures in place to minimize these, and other, environmental risks, there is no assurance that such procedures will prove successful in avoiding inadvertent spills or discharges.

IC Power expects the enforcement of environmental, health and safety rules to become more stringent over time, making its ability to comply with the applicable requirements and obtain permits and licenses in a timely fashion more difficult. Additionally, compliance with changed or new environmental, health and safety regulations could require IC Power to make significant capital investments in additional pollution controls or process modifications. These expenditures may not be recoverable and may consequently divert funds away from planned investments in a manner that could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

While IC Power intends to adopt, and believe that each of its businesses has adopted, appropriate risk management and compliance programs, the nature of its operations means that legal and compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. No assurances can be made that IC Power will be found to be operating in compliance with, or be able to detect violations of, any existing or future laws or regulations. A failure to comply with or properly anticipate applicable laws or regulations could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

In the case of new project developments, environmental or other regulations may change during the course of IC Power’s development of such projects, potentially increasing the costs of such projects or making them inviable projects for completion.

Foreign exchange rate fluctuations and controls could have a material adverse effect on IC Power’s earnings and the strength of its balance sheet.

Through IC Power’s businesses, IC Power has facilities and generate costs and revenues in a number of countries in Latin America, the Caribbean and Israel. Although IC Power’s costs and revenues are generally denominated in the U.S. Dollar, or are linked to the U.S. Dollar as a result of its PPAs or supply agreements, OPC’s revenues, operating expenses, assets and liabilities are denominated in New Israeli Shekels. Therefore, significant fluctuations in the New Israeli Shekel against the U.S. Dollar could have a material adverse effect on IC Power’s earnings and the strength of its balance sheet. In IC Power’s other countries of operation, which generally have a direct or indirect link to the U.S. Dollar, the effects of the indexation may materialize on a delayed basis or may require a minimum threshold to be triggered; inflationary pressures, which impact exchange rate fluctuations, may also impact its margins to the extent that cost increases driven by inflation are not accompanied by corresponding increases in the price of electricity or capacity sold. In addition, some costs, such as payroll and taxes, are normally denominated in local currency, and this denomination exposes IC Power to the foreign exchange fluctuations of the relevant local currency vis-a-vis the U.S. Dollar. Furthermore, whereas the financial statements of IC Power and each of its generation companies are prepared in U.S. Dollars, Energuate prepares its financial statements in Guatemalan Quetzales. Significant fluctuations in the Guatemalan Quetzal against the U.S. Dollar could have a material adverse effect on IC Power’s earnings and the strength of its balance sheet.

Furthermore, IC Power’s businesses may pay distributions or make payments to IC Power in currencies other than the U.S. Dollar, which IC Power must convert to U.S. Dollars prior to making dividends or other distributions to us if IC Power decides to make any distributions in the future. Foreign exchange controls in countries in which IC Power’s businesses operate may further limit its ability to repatriate funds or otherwise convert local currencies into U.S. Dollars. Although exchange rates within Peru, for example, are determined by market conditions, with regular purchase and sale operations by the Peruvian Central Reserve Bank (Banco Central de Reserva del Perú) in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar, this has not always been the case. Should the relevant regulatory bodies in any of the countries in which IC Power operates institute protectionist and interventionist laws and policies or restrictive exchange rate policies in the future, such policies could have a material adverse effect on its operating companies or its financial condition, results of operations or liquidity.

Consequently, as with any international business, IC Power’s liquidity, earnings, expenses, asset book value, and/or amount of equity may be materially affected by short-term or long-term exchange rate movements or controls. Such movements may give rise to, among other risks, translation risk, which exists where the currency in which the results of a business are reported differs from the underlying currency in which the business’ operations are transacted, which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. For further information on the effect of exchange rates on IC Power’s results of operations, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Fluctuations in Oil Prices and Currency Exchange Rates.”

IC Power’s growth may be limited by antitrust laws.

IC Power has acquired a number of operating power generation companies. In the future, IC Power may seek to expand its operations within any of the countries in which IC Power currently, or may in the future, operates. Government policies, specifically antitrust and competition laws in these relevant countries, can impact its ability to execute this strategy successfully.

In Peru, for example, INDECOPI, the Peruvian antitrust regulator, reviews acquisition agreements that may result in vertical or horizontal market concentration in the electricity sector and, in connection with such review, may, impose conditions upon the parties to such agreements.

Similarly, in Israel, the Antitrust Authority is authorized to prevent market power accumulation through the regulation of mergers in Israel. Additionally, IC Power’s expansion activities in Israel may be limited by the Law for Promotion of Competition and Reduction of Concentration – 2013, or the Concentration Law. Pursuant to such law, if IC Power, or a company controlled by it, intends to obtain or purchase a license for the production of electricity in the future for a power plant which exceeds 175 MW, such obtainment or purchase will be subject to the procedures set forth in the Concentration Law, the EA, and the Ministry of National Infrastructures, Energy and Water Resources, which will consider how such obtainment or purchase may affect the concentration in the power generation market. According to the guidelines published by the EA in March 2015: (1) the maximum capacity of electricity production facilities, using conventional and cogeneration technologies, held or controlled by one person, is capped, and (2) a person may not hold or control a dominant market share in a production technology. Entities deemed to be under common control with IC Power would be considered having capacity of a single person. Therefore, the capacity of entities which may be considered to be under common control with IC Power may prevent IC Power from effecting certain acquisitions or otherwise increasing its operations in Israel.

Additionally, IC Power may consider disposing of certain assets, or equity interests in certain of its operating assets, to further its development and operational expansion. Such dispositions may also be impacted by antitrust and competition laws in the countries in which IC Power operates, if the acquirers of such interest have significant interests in the power generation market, or the purported transaction may cross any of the applicable legal thresholds. For example, IC Power’s 2014 sale of its 21% indirect interest in Edegel to Edegel’s indirect controlling shareholder was subject to regulatory approval from INDECOPI.

Risks Related to IC Power’s Acquisition of Energuate

IC Power may not achieve the expected benefits of the Energuate acquisition.

IC Power acquired Energuate in January 2016 with the expectation that the acquisition would result in various benefits to IC Power, including a successful initial entry into electricity distribution. Some of those benefits may not be achieved or, if achieved, may not be achieved at the cost or in the time frame in which they are expected. Also, any benefits may not outweigh the management and personnel resources which will need to be diverted from IC Power’s operations to achieve those benefits. Whether IC Power will actually realize the anticipated benefits depends on future events and circumstances, some of which, including market and regulatory conditions, are beyond IC Power’s control. Future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the Guatemalan electricity distribution industry.

Furthermore, the process of integrating the operations of Energuate is expected to take time and IC Power may be unable to accomplish the integration smoothly or successfully. This risk is heightened by the fact that the Energuate acquisition represents IC Power’s initial entry into the electricity distribution business, and as such, IC Power does not have prior experience operating such a business. In addition, IC Power may experience difficulties in integrating Energuate’s financial reporting, which could result in IC Power’s disclosure controls and procedures and internal controls over financial reporting becoming ineffective. For example, the Energuate businesses have not historically prepared their respective financial statements under IFRS. While IC Power is in the process of evaluating and integrating Energuate’s system of controls into its business, IC Power may be unsuccessful in doing so in a timely manner. IC Power’s failure to successfully integrate the Energuate businesses may result in a significant diversion of management’s time from on-going business matters, and may have a material adverse effect on its business, results of operations or financial condition.

The tariffs that Energuate charges for the distribution of electricity are determined by CNEE, and unfavorable changes to the distribution tariffs could have a material adverse effect on IC Power’s results of operations.

The price that Energuate charges consumers for electricity distributed is based on distribution tariffs, consisting of an electricity charge and a Value Added by Distribution (Valor Agregado de Distribución), or VAD, charge, which is determined on the basis of the legal and regulatory proceedings by CNEE every five years. There are seven different tariffs that are applicable to Energuate’s regulated customers, and each of Energuate’s regulated customers purchases electricity at one of these tariff rates. The VAD component of the distribution tariff is revised every five years with semi-annual adjustments for inflation and local currency exchange rates against the US dollar. The tariffs are set by the CNEE.

The process of establishing the distribution tariffs involves several parties, including distribution companies, and takes place over several stages. While the tariffs are intended to be set on the basis of objective criteria, the parties who participate in the process of establishing the tariffs can exercise discretion. The CNEE will reassess the VAD charge in January 2019. If the CNEE does not appropriately revise the distribution tariff, due to, among others, political pressure or an economic crisis, this may have a material adverse effect on IC Power’s business, financial condition or results of operations. In addition, if the semi-annual adjustments to the VAD component of the distribution tariff are insufficient to fully account for inflation or exchange rate effects, this may have a material adverse effect on IC Power’s business, financial condition or results of operations.

IC Power will be required to make significant capital expenditures to improve Energuate’s transmission grid and service quality and reduce electricity losses.

IC Power believes that additional investment in Energuate’s capital expenditures will be required to, among other things, modernize Energuate’s transmission grid, improve service quality and customer satisfaction levels and reduce electricity losses. As such, IC Power intends to invest over $30 million in Energuate in 2016, and expect that its capital expenditures will increase in the coming years. IC Power may finance its capital expenditure program through cash on hand, internally generated funds or financing from the domestic and international capital markets. IC Power’s ability to make these capital expenditures depends on a variety of factors, including changes to the tariffs Energuate charges to its customers, IC Power’s access to domestic and international capital markets, the results of IC Power’s other subsidiaries and a variety of operating, regulatory or other contingencies. IC Power may not have the financial resources to make the necessary capital expenditures in a timely manner. In addition, should the CNEE’s revision to the distribution tariffs Energuate charges to its regulated customers be unfavorable, IC Power may be unable to recoup the costs of its capital expenditure program. A failure to make the necessary capital expenditures in a timely manner and recoup the cost of such program could have a material adverse effect on IC Power’s business, financial condition, results of operation or liquidity.

A slowdown in the growth of electricity demand in Guatemala could adversely affect Energuate’s business, financial condition and results of operations.

In times of economic crisis, electricity demand in Guatemala has grown at lower rates due to declines in overall levels of economic activity and has resulted in the deterioration of the ability of many consumers to pay their electricity bills. A slowdown in the growth of electricity sales or a decline in collection rates from customers due to a deterioration of Guatemalan economic conditions may have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

If Energuate is unable to successfully control electricity losses, IC Power’s results of operations could be adversely affected.

Energuate experiences two types of electricity losses: technical losses and commercial losses. Technical losses occur in the ordinary course of Energuate’s distribution of electricity, while commercial losses result from illegal connections, fraud and underbilling. Energuate’s total electricity losses in the year ended December 31, 2015 and 2014 were 17.3% and 17.7% of its total energy received, respectively. The distribution tariffs that Energuate charges its regulated customers include a VAD component, which provides for an allowance for losses incurred in the distribution of electricity determined by the CNEE. To the extent that Energuate’s electricity losses exceed the allowance contemplated in the VAD component of the distribution tariff, Energuate will bear the costs of such losses.

IC Power intends to reduce commercial losses through improving customer billing practices, increasing targeted inspections and meter replacements, implementing a communication program with local communities and modernizing Energuate’s facilities to reduce tampering, especially in areas where electricity theft has been more prevalent, while reducing technical losses by investing in the modernization of Energuate’s transmission grid and distribution system. However, these strategies may not effectively combat Energuate’s electricity losses. Should Energuate’s electricity losses remain high or increase, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Defaults by Energuate’s consumers due to, among other causes, a reduction in subsidies, could adversely affect IC Power’s business, operational results and/or financial condition.

Energuate records a provision for doubtful receivables for past due receivables owed by its customers. Energuate may be unable to collect amounts payable from numerous consumers in arrears. If such debts are not totally or partially settled, this may have a material adverse effect on IC Power’s business, financial condition and results of operations or liquidity. Additionally, the amount of receivables that IC Power is unable to collect may exceed the provision that IC Power has constituted. Should the amount of debts in arrears from Energuate’s consumers exceed the amounts IC Power has provisioned, this could have a material adverse effect on IC Power’s business, financial conditions, results of operations or liquidity.

INDE currently provides electricity rate subsidies for low-income customers to assist in their payment of their electricity bills, and a significant percentage of Energuate’s regulated customers rely on tariffs from INDE. Due to budgetary constraints, INDE may be required to reduce the subsidies it provides to low-income customers. Should INDE reduce electricity rate subsidies, Energuate’s customers may be unable to bear the cost of their electricity, leading to a decrease in collection rates and an increase in doubtful receivables, which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Energuate is subject to comprehensive regulation of its business, which may affect IC Power’s financial performance.

Energuate’s business is subject to extensive regulation by various Guatemalan regulatory authorities, particularly the CNEE. The CNEE regulates and oversees Guatemala’s electricity sector, and establishes Energuate’s distribution tariffs. If Energuate is obligated by the CNEE to make additional and unexpected capital investments and is not allowed to adjust its tariffs accordingly, if the CNEE does not authorize the recovery of all costs or if it modifies the regulations related to tariff adjustments, Energuate may be adversely affected.

Furthermore, Energuate has been, and in the future may continue to be, subject to significant fines and penalties by regulatory authorities for, among others, failure to meet quality and delivery standards, some of which may be due to causes out of Energuate’s control, such as service distributions attributable to problems at generation facilities. Fines relating to Energuate’s failure to meet any quality or delivery standards are payable by granting credits to its customers to offset a portion of their electricity charges, while those not directly related to customers are paid directly to CNEE. In the years ended December 31, 2015 and 2014, Energuate’s paid fines and penalties totaled approximately $210 thousand and $450 thousand, respectively. In addition, Energuate is currently subject to ongoing proceedings with respect to fines and penalties for failure to meet quality and delivery standards, which may have a material adverse effect on IC Power’s business, financial condition and results of operations. If Energuate fails to comply with any of these conditions, the Guatemalan government may seek to obtain payment of these fines and penalties from IC Power, terminate Energuate’s authorizations or require the sale of Energuate’s assets, each of which could have a material adverse effect on IC Power’s business, financial condition and results of operations.

In addition, electricity is a utility with high social impact, particularly within the service areas in which Energuate operates. As such, there is frequent public debate and pressure to modify the regulatory framework for the Guatemalan electricity industry. From time to time, various proposals are made to modify the electricity regulatory framework, and such proposals, if implemented, may affect Energuate’s ability to conduct its operations profitably, or at all. In addition, in 2016, a new president was inaugurated in Guatemala, and such regime change may result in modifications to the electricity regulatory framework. Both the implementation of Energuate’s strategy for growth and its ordinary business may be adversely affected by governmental actions, including changes to current legislation, the termination of national and local authorization licenses or permits, the forced sale of Energuate’s distribution assets in a public auction, the creation of more rigid criteria for qualification in public energy auctions, a delay in the revision and implementation of new tariffs or a modification of the tariff regime.

Energuate’s authorizations can be terminated if its service levels fall below those required by its authorization agreements with the Ministry of Energy and Mining.

Energuate conducts its electricity distribution business pursuant to authorization agreements which were executed between DEORSA and the MEM and DEOCSA and the MEM. The authorization agreements require Energuate to comply with certain service and quality standards. The Guatemalan government has the right to impose fines and ultimately revoke Energuate’s authorizations if it does not comply with the minimum quality standards established in the regulations under the General Electricity Law or meet certain levels of customer satisfaction. In the event that Energuate’s authorizations are terminated, Energuate’s distribution assets may, after a series of proceedings, be sold in a public auction, as provided for in the General Electricity Law. A termination of Energuate’s authorizations would have immediate negative effects on Energuate’s business and results of operations, which could have a material adverse effect on IC Power’s business, financial condition and results of operations.

Energuate operates in certain conflict zones which have been and may continue to be subject to high levels of electricity theft and other illicit activity, low collection rates and violent protest.

Energuate’s service area includes “conflict zones”, which are areas characterized by high levels of electricity theft and low collection rates. In certain of the “conflict zones” in which Energuate operates, particularly along the borders of Mexico, there is little government control and presence. In such areas, Energuate’s ability to conduct its operations has been, and may continue to be, affected by illicit activities, such as drug trafficking and violent crime.

Furthermore, Energuate has faced opposition in such areas from a variety of social organizations, some of whom promote violent protests and energy theft. In recent years, local organizations in Energuate’s service area have conducted violent protests to challenge electricity prices. Energuate has undertaken efforts to improve its relationships with the communities in the service areas in which it operates; however, these efforts may be unsuccessful. Electricity theft and other illicit activity, low collection rates and social protests in certain of the “conflict zones” in which Energuate operates may have a material adverse effect on IC Power’s business, financial condition and results of operations.

Risks Related to Our Interest in Qoros

Qoros depends on additional financing to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures.

Qoros commenced commercial operations at the end of 2013. Qoros has incurred losses since inception and is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales. Qoros’ operating expenses, debt service requirements, capital expenditures and other liquidity requirements are significant. Until Qoros experiences a significant increase in sales, it will continue to require additional financing, including the renewal or refinancing of its working capital facilities, to meet these expenses and requirements, and there is no assurance that Qoros will experience an increase in sales in the near-term, if at all, or obtain additional financing.

Qoros’ available liquidity and capital resources are limited, and it has significant obligations. Qoros has historically relied upon capital contributions, loans, and bank guarantees from its shareholders (Chery and Kenon) to fund its development and operations. As of December 31, 2015, Qoros total loans and borrowings (excluding shareholder loans) of RMB6.0 billion and current liabilities (excluding shareholder loans) of RMB4.3 billion, including trade and other payables of RMB2.6 billion. As of December 31, 2015, Qoros had current assets of RMB1.5 billion, including cash and cash equivalents of RMB257 million. Qoros has long-term, short-term and working capital credit facilities, but amounts available under such facilities are limited. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources.

In April 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into a loan agreement to provide loans of up to $50 million to Qoros to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery making corresponding loans. Ansonia and Wuhu Chery are each expected to initially fund approximately $25 million of these loans, with remaining amounts at the discretion of Ansonia and Wuhu Chery. In light of the investments made by Kenon in Qoros, including guarantees of Qoros’ indebtedness, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon will not make any loans or other investments in Qoros as part of this transaction. For more information see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros.” Qoros is continuing to seek additional financing for its operations.

Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt. See “—Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.”

Qoros’ future success is dependent upon an increase in sales volumes and continued expansion of its dealer network.

•	Qoros’ success will depend upon Qoros increasing its sales volumes, which will depend on:

•	the continued development of the Qoros brand;

•	the successful launch of the Qoros 5 SUV, which Qoros launched in March 2016;

•	expansion of its dealer network;

•	build-up of its aftersales and services infrastructure;

•	managing its procurement, manufacturing and supply processes;

•	establishing effective, and continuing to improve, customer service processes; and

•	securing additional financing to support its operating and capital expenses and further its growth and development.

Qoros’ ability to increase its sales volumes and generate profits will require the execution of effective planning and management processes, and such execution may be influenced by Qoros’ ability to sell its vehicle models within Qoros’ targeted price range, at prices that generate profits for Qoros, and at targeted volumes, as well as factors out of Qoros’ control, such as state of the Chinese economy.

Qoros sold approximately 14,250 vehicles in 2015, as compared to 7,000 in 2014. The volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity, future success, and the ability to continue its commercial operations altogether. Qoros’ ability to increase its sales will depend, in part, upon its ability to expand its dealer network and increase the proportion of high-performing dealers. Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and if Qoros is not successful in expanding its dealer network, this could make it difficult for Qoros to significantly increase sales levels, which could have a significant impact on Qoros’ liquidity and future success, as well as on the value of Kenon’s investment in Qoros, which may result in Kenon’s recognition of an impairment charge in respect of Qoros and could result in Kenon being required to make payments under its guarantees of Qoros’ debt if Qoros is unable to meet its debt obligations.

If Qoros does not achieve some, or all, of its development or commercial milestones in a timely manner, Qoros may be unable to establish itself as a brand or a viable business and Qoros may be unable to obtain additional financing.

Qoros is significantly leveraged.

As of December 31, 2015, Qoros had RMB6.0 billion of outstanding indebtedness consisting of current and non-current loans and borrowings of RMB1.3 billion and RMB4.7 billion, respectively, excluding shareholder loans. Qoros intends to finance its continued development with additional financing.

Highly leveraged businesses are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. This is especially true for Qoros, as Qoros commenced commercial sales at the end of 2013 and has yet to generate positive cash flows from its operations. Qoros uses a portion of its cash flows from operations to make debt service payments (as Qoros has begun to, and will need to semi-annually, make principal repayments on its RMB3 billion facility, thereby reducing its ability to use its cash flows to fund its operations, capital expenditures, or future business opportunities. In addition, Qoros’ RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility, and RMB700 million syndicated credit facility contain financial, affirmative and negative covenants. Those facilities, as well as its other short-term credit facilities, also contain events of default and mandatory prepayments for breaches, including certain changes of control, and for material mergers and divestments, among other provisions. A significant percentage of Qoros’ assets secures its RMB3 billion syndicated credit facility and, as a result, the amount of collateral that Qoros has available for future secured debt or credit support and its flexibility in dealing with its secured assets is therefore relatively limited, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Currently, Qoros’ debt-to-asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB3 billion syndicated credit facility. In 2014, the syndicated consortium of Qoros’ syndicated credit facility waived Qoros’ compliance with the financial covenants under this facility through the first half of the 2017 fiscal year. As a result, Qoros will not be required to comply with these financial covenants until July 2017 (or later, if additional waivers are granted). The waivers also provide that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group or the lender under the working capital facility, as applicable, for consideration. Should Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after June 30, 2017, and Qoros’ syndicated lenders do not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility.

If Qoros is unable meet its debt service obligations or otherwise comply with other covenants in its credit facilities, this would lead to an event of default. Each of Qoros’ significant debt facilities above contains a “cross-default” provision which provides for an event of default if any other debt of Qoros in excess of RMB50 million becomes payable prior to maturity, so a default under other debt facilities would result in a default under the facilities referenced above and a default that leads to acceleration under either facility above will result in an event of default under the other facility.

In the event that any of Qoros’ lenders accelerate the payment of Qoros’ borrowings, Qoros would not have sufficient liquidity to repay its debt under the syndicated credit facility, as well as maintain payments on its remaining credit facilities. Additionally, as Qoros is significantly leveraged and a significant portion of its assets, including its manufacturing facility, secures its syndicated credit facility, if Qoros were unable to comply with the terms of its debt agreements, this could result in the foreclosure upon and loss of certain of Qoros’ assets, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Kenon has provided “back-to-back” guarantees to Chery in respect of guarantees that Chery has given in respect of a significant amount of Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. Accordingly, if Qoros’ debt facilities become payable due to a default under these facilities or otherwise, Kenon may be required to make payments under its guarantees and could lose the shares in Qoros it has pledged. See “—Kenon has significant “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt.”

Kenon has significant “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt.

Kenon has provided back-to-back guarantees to Chery of RMB1,100 million principal amount of Qoros’ indebtedness, plus certain interest and fees. These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility; Kenon’s obligation is limited to RMB750 million, but in the event that Chery’s obligations under its guarantee exceed RMB1.5 billion (e.g., as a result of interest and fees), Kenon has agreed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities in respect of the RMB3 billion credit facility are equal in proportion; and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility. Kenon’s guarantee is for RMB350 million principal amount, but it also extends to interest and fees of up to RMB60 million. In the event that Chery’s obligations under its guarantee exceed those of Kenon’s under the back-to-back guarantee, Kenon has agreed to discuss the matter amicably with Chery to find a solution acceptable for both parties, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery.

If Qoros is unable meet its debt service obligations and comply with other covenants in these credit facilities, this would lead to an event of default. In addition, each of these facilities contains various events of default which may result in the event of non-payment of amounts due and payable, breach of obligations under the facilities and liquidation or bankruptcy events, or other similar legal proceedings. In addition, each of the facilities above contains a “cross-default” provision which provides for an event of default if any other debt of Qoros in excess of RMB50 million becomes payable prior to maturity, so a default under other debt facilities would result in a default under the facilities referenced above and a default that leads to acceleration under either facility above will result in an event of default under the other facility.

In the event of a default under one of these credit facilities which leads to acceleration of amounts due thereunder, Chery could be required to make payments under its guarantees and upon such payment by Chery, Kenon would be required to make payments under its back-to-back guarantees to Chery.

As of the date of this annual report, Kenon has cash of $58 million and $210 million outstanding under the IC Credit Facility (including interest and fees), and has back-to-back guarantee obligations of up to RMB1,100 million, plus certain interest and fees. For further information on, and an overview of, each of the guarantees provided by Kenon in respect of Qoros’ debt, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.” In the event that Kenon is required to make such payments, it would need to obtain such funds from its businesses, which may include IC Power (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing). In the event Kenon is required to make payments on its back-to-back guarantees and does not have sufficient liquidity to do so, there may be a cross-default under the IC Credit Facility, which would require Kenon to obtain additional financing or obtain such funds from its businesses to pay the outstanding amounts under such facility. In the event that funds from its businesses or external financing are not available to meet such obligations on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited in light of the various pledges over the shares and assets within its most valuable asset, IC Power Singapore. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet Kenon’s obligations.

Finally, Quantum, the wholly-owned subsidiary through which we own our 50% interest in Qoros has pledged 28.4% of its shares in Qoros to secure Qoros’ RMB1.2 billion credit facility. This pledge could result in a loss of our equity interest in Qoros in the event of a default under that facility (or another facility which results in a cross default under the RMB1.2 billion credit facility). For further information on the risks related to Kenon’s obligations in respect of Qoros’ debt, see “—Qoros depends on additional financing to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures.”

Qoros is a joint venture in which our interest is only 50%.

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery Automobile Investment Co., Ltd., or Wuhu Chery, a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company that has been producing automobiles since 1999.

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

In addition, the loans that Ansonia has agreed to make to our subsidiary Quantum (which will be used by Quantum to make back-to-back loans to Qoros) will be convertible into equity of Quantum at a 10% discount to the implied value of Qoros based upon the receipt of third-party financing. Accordingly, upon such conversion, Kenon’s indirect interest in Qoros will be diluted, which will result in economic dilution and Kenon having less control over the Qoros business. In connection with the loan agreement, Ansonia also has certain consent rights with respect to actions that we take in respect of our interest in Qoros. For further information on Ansonia’s agreement to invest in Qoros, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros —Ansonia’s Agreement to Invest in Qoros.”

For further information on the terms of our Joint Venture Agreement with Chery, see “Item 4.B Business Overview—Our Businesses—Qoros—Qoros’ Joint Venture Agreement.”

Qoros has entered into certain arrangements and agreements with Chery.

Although Qoros is under no obligation to do so, Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business. Additionally, Qoros entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee. Qoros may also enter into additional commercial arrangements and agreements with Chery, or parties related to it, in the future.

Pursuant to the Joint Venture Agreement, all of Qoros’ transactions with related parties are subject to the approval of Qoros’ board of directors, of which Kenon has the right to appoint three of the six directors. However, Qoros’ related party transactions with Chery could create, or appear to create, potential conflicts of interest when Qoros’ board of directors is faced with decisions that could have different implications for Qoros and Chery, which may have a material adverse effect on Qoros’ operations and financial position.

Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources, and Qoros has accounts payable to Chery. Should Qoros be unable to make payments to Chery for its supply of engines, spare parts and other supplies from Chery, this may have a material adverse effect on Qoros’ relationship with Chery. For further information on Qoros’ commercial arrangements with Chery, see Note 29 to Qoros’ consolidated financial statements, included in this annual report.

Qoros commenced commercial sales at the end of 2013 and has a history of losses and expects to continue to incur losses, at least until it reaches higher sales volumes.

Qoros incurred losses of RMB2.5 billion for the year ended December 31, 2015 and has incurred losses since its inception. Qoros expects to incur substantial marketing costs and expenses in the future as it continues to promote its new vehicle models through the use of traditional media such as television, radio and print as well as non-traditional and online media. Qoros will also incur substantial costs, including financing costs, in connection with the continued development of its various vehicle models and the implementation of phase two of its manufacturing facilities if Qoros expands its manufacturing facility to increase its production capacity.

Qoros believes that it will continue to incur operating and net losses each quarter until it achieves significantly higher sales volumes and it may not achieve such higher volumes in the near-term or at all. Qoros sold approximately 14,250 vehicles and 7,000 vehicles in 2015 and 2014, respectively. Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and if Qoros is unsuccessful in expanding its dealer network, this could make it difficult for Qoros to significantly increase sales levels. As Qoros’ operating and development costs and debt service requirements significantly exceed its revenues, Qoros may continue to incur losses for a significant period of time and may not become profitable.

Qoros’ vehicle models and brand are still evolving and may not be accepted by Qoros’ targeted consumer group, at Qoros’ targeted prices.

Qoros’ brand and business are relatively new, and Qoros’ targeted consumers may not accept Qoros’ models, style or brand at the anticipated or desired velocity, or the anticipated or desired price, if at all. Specifically, Qoros seeks to manufacture and sell to Chinese consumers Chinese vehicles which comply with recognized international standards, with respect to their design and operations, and are comparable in quality and price to internationally manufactured vehicles. Qoros’ future business and profitability outlook depends, in large part, upon Qoros’ ability to sell vehicle models that will be accepted by young, modern, urban consumers, in its targeted price range. The sector of the Chinese automobile market that Qoros targets is currently dominated by foreign brands, and Chinese car buyers may be slower than expected in accepting a Chinese brand, may have a preference for other Chinese brands, or may not ultimately view Qoros’ vehicle models as an attractive alternative to foreign brands at the price point targeted by Qoros, if at all.

Chinese consumers have historically indicated a strong preference for products that are internationally-branded. Such a preference for foreign-branded products could impact the buying patterns of Qoros’ targeted consumers, which could affect the demand for Qoros’ vehicles and, as a result, also adversely impact Qoros’ margins (e.g., as a result of Qoros increasing the content provided in each vehicle without concurrently increasing its price), and its sales volumes.

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

Qoros is still in the process of developing and establishing its dealer network, which will require Qoros’ dealers to construct their dealerships using their own capital resources, with partial reimbursements from Qoros. As part of its strategy to increase its sales, Qoros intends to increase the size of its dealer network by creating incentives for its high-performing dealers to open additional points of sales. Qoros’ development of its dealer network will likely be affected by conditions in the Chinese passenger vehicle market and the Chinese economy, the financial resources available to existing and potential dealers, the decisions dealers make as a result of the current and future sales prospects of Qoros’ vehicle models, and the availability and cost of the capital necessary to acquire and hold inventories of Qoros’ vehicles for resale. Qoros’ ability to secure new dealers depends, in part, upon the sales performance of Qoros’ existing dealers. Therefore, Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and if Qoros is unable to expand its dealer network, this could make it difficult for Qoros to significantly increase sales levels. Continued delays in, or other negative developments with respect to, the expansion of Qoros’ dealer network could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros is undertaking additional cost-cutting measures to optimize its cost structure and align its operations with its business plan and the current financial market and economic conditions in China, and such measures may make it difficult for Qoros to increase sales.

In 2015, Qoros took steps to reduce its costs and address its low sales and its liquidity situation, including workplace optimization and reduced promotional spending. Qoros will continue to undertake cost-cutting measures to optimize its cost structure, which may impact Qoros’ ability to successfully conduct its operations. For instance, Qoros may be required to continue reducing spending on promotions and other advertising, which could make it difficult for Qoros to significantly increase sales, as brand awareness is critical to increasing sales in the highly competitive Chinese car industry. Furthermore, Qoros has and may continue to reduce spending on design and research and development costs for new models, which may result in Qoros introducing fewer models than it might have otherwise introduced without such-cutting measures. A slower pace in introducing new models may make it difficult for Qoros to attract and retain customers, which is crucial at Qoros’ current stage of development.

Qoros’ business is subject to intense competition.

China has been one of the world’s fastest growing economies in terms of GDP in recent years, and has been the fastest growing among major passenger vehicle markets in the world. The passenger vehicle market in China is highly competitive. Many of the largest global manufacturers, through joint venture relationships with Chinese manufacturers, and numerous established domestic manufacturers compete within this market. Accordingly, Qoros competes with the established automobile manufacturers, particularly with the European, U.S., Korean and Japanese automakers. Most of Qoros’ current and potential competitors have longer operating histories, broader customer relationships, greater name recognition, established customer bases, and greater financial, technical, manufacturing, marketing and other resources. As a result, many of these competitors may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, pricing sale and support of their products, which could impair Qoros’ ability to operate within this market or adversely impact Qoros’ sales volumes or margins.

As the size of the Chinese passenger vehicle market continues to increase, Qoros anticipates that additional competitors, both international and domestic, will seek to enter the Chinese market and that existing market participants will try to maintain or increase their market share. The decline in growth rate that occurred in 2015 in connection with volatility in the Chinese financial markets and a slowdown in the Chinese economy resulted in increased competition in China’s automotive market through price reductions, which has resulted in reduced margins. In response to market conditions, in February 2016, Qoros announced suggested retail price reductions of approximately 10% on its existing models. In addition to reducing margins, increased competition may make it difficult for Qoros to increase sales. If Qoros is unable to increase its sales, or sell its vehicles with its expected margins, in light of increased competition in the passenger vehicle market, or if vehicle sales in China decrease or do not continue to increase as expected, this could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros also faces intense competition in the C-segment SUV market, which it entered in March 2016 with its launch of the Qoros 5 SUV. Although the Chinese C-segment SUV model grew by 38% in 2015 and is one of the fastest growing segments in the Chinese car market, many of Qoros’ competitors in this market will continue to upgrade their vehicles and introduce new models in 2016. For instance, a number of domestic and international SUV models have been or will be revamped, or will be replaced by a new generation, in 2016. Several new car manufacturers are also expected to join this market segment, which may make it difficult for Qoros to gain market share in the C-segment SUV market.

Qoros’ success depends, in part, upon its ability to protect, and maintain ownership of, its intellectual property.

Qoros has independently developed and patented, and owns numerous motor vehicle technologies, including technologies related to human machine interface, or HMI, motor vehicles, and motor vehicle platforms, parts, components and accessories for motor vehicles. Qoros believes that such technologies provide it with a competitive advantage and the platform with which to produce international-standard vehicles for its targeted Chinese consumers. Additionally, Qoros owns the brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of its vehicles. If Qoros fails to protect its intellectual property rights adequately, Qoros’ competitors might gain access to its technology, and its brand or business may be adversely affected. Qoros relies on copyright, trade secret and patent laws, confidentiality procedures and contractual provisions to protect its proprietary methods and technologies and trademark laws to protect the brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of Qoros’ vehicles. Qoros currently holds patents in China, the European Union and the U.S., and has pending patent applications in various countries. Further, Qoros has trademark registrations and applications in various markets in Asia, the Middle East, Europe, North America, South America, Africa, Australia, and New Zealand. Patents may not be granted for Qoros’ pending patent applications, and the claims allowed on any issued patents may not be sufficiently broad to protect Qoros’ technologies. Any patents or trademarks currently held by Qoros, or that may be issued to Qoros in the future, may be challenged, invalidated or circumvented, and any rights granted under these patents or trademarks may not actually provide Qoros with adequate defensive protection or competitive advantages. Additionally, the process of applying for patent and trademark protection is expensive and time-consuming, and Qoros may not be able to complete all necessary or desirable patent and trademark applications at a reasonable cost or in a timely manner.

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

Finally, Qoros has pledged, and, in the future, may further pledge, certain of its intellectual property as collateral as a condition for its receipt of financing. A default on Qoros’ obligations secured by intellectual property under the terms of such facility could provide the secured parties with the right to foreclose on, and subsequently sell and/or license, all or a portion of Qoros’ pledged patent rights, which could materially impair Qoros’ ability to conduct its business.

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

China’s economy has experienced rapid growth, much of it due to the issuance of debt over the last few years. This debt-fueled economic growth has led to an increase in the money supply and rising inflation. The Chinese government has implemented various measures from time to time to control China’s rate of economic growth, control inflation and otherwise regulate economic expansion. These measures include imposing controls on bank credit, limiting loans and enacting other restrictions on economic activities, such as measures to curb property, stock market speculation, and increasing inflation. These policies and procedures may, from time to time, be modified or reversed, which could lead to a tightening of credit, which measures, if taken, could further reduce the economic activity in China, reducing Qoros’ ability to obtain additional financing. Additionally, any economic, political or social crisis within China may also lead to a drastic decline in economic activity which could lead to a decline in the demand for Qoros’ vehicles or the availability of funding. For example, in 2015, China’s GDP grew by 6.9%, representing its lowest GDP growth rate since 1990, according to the National Bureau of Statistics of China, or NBSC. Furthermore, the Shanghai Composite Index declined by more than 30% percent from mid-June 2015 to the end of the year, and experienced high volatility in January 2016. The slowdown in China’s economic growth, as well as the decline and volatility in China’s stock market, negatively impacted consumption rates and the purchase of costly items, such as vehicles, throughout China.

Furthermore, China’s central government faces a number of issues arising from increased oil dependency. Among these issues are greenhouse gas emissions, heavy haze and urban gridlock due to fast-growing downtown vehicle fleets. As such, the Chinese government has implemented, and may continue to implement, policies to reduce, or slow down, the growth of the vehicle fleet, or promote green cars. Some local governments are being required to launch local promotion policies to speed up new energy vehicle development, which are expected to ease state energy security and local air pollution and traffic congestion problems. These policies may be costly or alter the demand for Qoros’ vehicles, or Qoros may be unable to adjust to changing regulations, which may have an adverse effect on Qoros’ business, results of operations and financial condition.

Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.

Local and national Chinese authorities have exercised and will continue to exercise substantial control over the Chinese economy through regulation and state ownership, including rules and regulations that regulate or affect the Chinese automobile manufacturing process and concern vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Additionally, China has recently permitted provincial and local economic autonomy and private economic activities, and, as a result, Qoros is dependent upon its relationship with the local governments in the Jiangsu and Shanghai provinces. As a result, certain of Qoros’ ongoing corporate activities are subject to the approval and regulation of the relevant authorities in China including, among other things, capital increases and investments in Qoros, changes in the structure of Qoros’ ownership, increases in the production capacity, construction of Qoros’ production facilities, ownership of trademarks, relocation of Qoros’ head office, the formation of subsidiaries, and the inclusion of Qoros’ products in the national catalogue for purposes of selling them throughout China. Qoros’ operations are also sensitive to changes in the Chinese government’s policies relating to all aspects of the automobile industry. In addition, Qoros’ production facility and products are required to comply with Chinese environmental regulations.

Qoros has incurred, and expects to incur in the future, significant costs in complying with these, and other applicable, regulations and believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. For example, in order to comply with the Beijing VI emissions standards, which are expected to be implemented in December 2017, Qoros will need to upgrade the engines in its new vehicles and expects to incur significant costs in doing so. The central or local Chinese governments may continue to impose new, conflicting or stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts by Qoros to ensure its compliance with such regulations or interpretations or maintain its competitiveness and margins. Qoros’ ability to operate profitably in China may be harmed by any such changes in China, Jiangsu, or Shanghai’s laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, or the aforementioned corporate matters. Qoros’ failure to comply with such laws and regulations may also result in fines, penalties or lawsuits, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

In January 2016, Qoros created an NEV business division, which will focus on the development of efficient, cost-effective electric cars. Should Qoros proceed with developing and selling electric vehicles, Qoros will be subject to a new regulatory regime, which is still evolving in China.

The Chinese passenger vehicle market may not continue to grow as it has in the past.

Qoros has strategically located its operations, and designed its vehicle models for consumers, within China so as to directly access the largest and the fastest growing automobile markets in the world. However, the demand for vehicles in the Chinese automobile industry was highly volatile in 2015, due largely to weakness in the Chinese economy, and it is uncertain how the Chinese car industry will be affected going forward. Following the economic slowdown and volatility in the Chinese stock market in the second and third quarters of 2015, sales volumes in 2015 were flat year-on-year. In response, China’s central government enacted a tax policy to incentivize the sale of domestic vehicle sales by lowering taxes on certain vehicles, including Qoros’ vehicles. However, the success of this policy is uncertain, and if the Chinese passenger vehicle market does not continue to grow, or grows at a slower pace than it has grown in recent years, this could materially affect demand for Qoros’ vehicles.

In addition, from time to time, Chinese cities have implemented, and may continue to implement, license plate quota policies, and such quotas may reduce vehicle sales. Although no large- or mid-sized cities launched new car license plate quota policies in 2015, cities may implement such policies in 2016 in light of increased concerns about haze and air pollution, oil dependency, urban gridlock and noise pollution. If cities implement license plate quota policies, the prices for provincial license plates may continue to increase, particularly in Shanghai, where Qoros’ selling efforts are focused, or if Chinese policies to incentivize domestic vehicle sales prove unsuccessful, demand for passenger vehicles in China may decrease, which may have a material adverse effect on Qoros’ business, financial conditions, results of operations or liquidity.

Qoros requires qualified personnel to manage its operations.

Qoros’ senior executives and personnel are important to Qoros’ success, the establishment of Qoros’ strategic direction, and the design and implementation of Qoros’ business plan. Qoros also requires qualified and competent employees to independently direct its day-to-day business operations, execute its business plans, and service Qoros’ customers, dealers, suppliers and other stakeholders. Qoros’ products and services are highly technical in nature. Therefore, Qoros must be able to attract, recruit, hire and train skilled employees, including employees with the capacity to operate Qoros’ production line as well as employees possessing core competencies in vehicle design and engineering. This includes developing talent and leadership capabilities in China, where the amount of skilled employees may be limited. The unavailability of qualified personnel in these competitive specialties, or the loss of key Qoros executives, could negatively impact Qoros’ ability to meet its growing operational and servicing demands. In addition, unpredictable increases in the demand for Qoros’ vehicle models may also exacerbate the risk of not having a sufficient number of trained personnel. If Qoros fails to train and retain qualified personnel, or if it experiences excessive turnover, Qoros may experience production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs, or other difficulties, any of which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros is dependent upon its suppliers.

Qoros sources the component parts necessary for its vehicle models from over 100 suppliers. A number of Qoros’ component parts are currently obtained from a single source. Qoros utilizes such single-source suppliers to manage its expenses and maintain consistency in its component parts. Many of Qoros’ suppliers are European-based with manufacturing facilities in China. Additionally, although Qoros is under no obligation to do so, Qoros sources its engines and certain spare parts from Chery.

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

Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources. As of December 31, 2015, Qoros had trade and other payables of RMB2.6 billion. If Qoros is unable to pay its suppliers on a timely basis, it may be unable to procure the parts, components and services it requires to continue operating and Qoros has been, and may continue to be, subject to suits or other claims in respect of outstanding payables. For further information on Qoros’ liquidity and capital resources, see “Item 5.B Liquidity and Capital Resources—Qoros’ Liquidity and Capital Resources.” For further information on claims brought by certain of Qoros’ suppliers, see “Item 4.B Business Overview—Qoros—Qoros’ Legal Proceedings—Claims by Suppliers.”

Qoros’ manufacturing operations will need to increase production to the extent that sales levels increase.

To the extent that its sales increase, Qoros will need to ramp up its production, and there is a risk that Qoros will not be able to meet planned production volumes as required to successfully satisfy the market demand for the C-segment models it has launched and plans to launch. Qoros may face delays and cost overruns which may occur as a result of factors beyond its control, such as disputes with suppliers or vendors. Any such delays in Qoros’ production could result in additional operating costs, adverse publicity, or diminished relationships with Qoros’ customers or dealers which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros may experience delays and/or cost overruns with respect to the design, manufacture, launch and financing of new or enhanced models.

Historically, automobile customers have come to expect new or enhanced vehicle models to be introduced frequently, and Qoros’ business plan contemplates the introduction of new vehicle models, as well as enhanced versions of existing vehicle models, over the short- and long-term. Additionally, as technologies continue to evolve, Qoros will be expected to continually upgrade and adapt its vehicle models so that new vehicle models introduced into the market will continually provide consumers with the latest automobile technology. Qoros’ introduction of both new and enhanced vehicle models will require significant investments. Further, there can be no assurance that Qoros will be able to secure the necessary financing to fund the continued introduction of new and enhanced vehicle models, design future vehicle models that will maintain the high quality standards required for Qoros’ branding image, meet the expectations of its customers, and become commercially viable, in light of its current liquidity situation. Automobile manufacturers often experience delays and cost overruns in the design, manufacture and commercial release of new and enhanced vehicle models and any delay in the financing, design, manufacture or launch of Qoros’ new or enhanced models could materially damage Qoros’ brand, the development of its business and its financial position.

The economic and reputational costs associated with vehicle recalls could have a material adverse effect on Qoros.

From time to time, Qoros may recall certain of its vehicle models to address material performance, compliance or safety-related issues. For example, in July 2015, Qoros voluntarily recalled 6,736 vehicles in connection with information discovered during testing done on frontal impact crashes of new Qoros models under development. As of December 31, 2015, Qoros has completed the repairs of 81% of the outstanding recalls. Qoros’ completion schedule is in line with regulatory guidelines, which require Qoros to complete 90% of the outstanding recalls within a twelve-month period. As of the date of this annual report, Qoros has not received any field incidences or customer complaints related to this defect across any of its vehicles in the market.

The direct economic costs Qoros may incur in connection with any recalls may include the costs associated with the particular part’s development and replacement and the labor costs associated with the removal and replacement of the defective part. Vehicle recalls, notwithstanding the size, scope, or whether or not the recall is voluntary, can harm Qoros’ reputation and can cause Qoros to lose customers and experience a decline in its sales. This is particularly true as Qoros is continuing to develop its brand, as any such recalls may cause consumers to question the safety or reliability of Qoros’ vehicle models. Any direct economic costs incurred or lost sales caused by future vehicle recalls, a failure by Qoros to issue a vehicle recall when appropriate, or Qoros’ failure to issue a vehicle recall on a timely basis, could have a material adverse effect on Qoros’ reputation, business, financial condition, results of operations or liquidity.

Our independent registered public accounting firm currently relies on an independent registered public accounting firm located in the People’s Republic of China, who are not inspected by the PCAOB, for assistance in completing their audit work associated with our investment in Qoros, and as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm currently relies on an independent registered public accounting firm located in the People’s Republic of China for assistance in completing the audit work associated with our investment in Qoros. Auditors of companies that are publicly traded in the United States and firms registered with the PCAOB are required to undergo regular Public Company Accounting Oversight Board, or PCAOB, inspections. However, because Qoros has substantial operations within China, a jurisdiction in which the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, the audit work conducted in China with respect to Qoros has not been inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have, at times, identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the PCAOB’s inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating audits and quality control procedures conducted in China. As a result, our shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in Kenon’s or Qoros’ financial statements and the procedures and the quality underlying such financial statements.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms, including the auditor of Qoros. The Rule 102(e) proceedings initiated by the SEC related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002.

On January 22, 2014, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including the auditor of Qoros, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Pursuant to Rule 3-09 of Regulation S-X, Kenon is required to attach Qoros’ separate audited financial statements to this annual report on Form 20-F, and may be required to attach Qoros’ separate audited financial statements to its future annual reports on Form 20-F. Additionally, our independent registered public accounting firm currently relies on a Chinese member firm of the “Big Four” network for assistance in completing the audit work associated with our investment in Qoros. If the settlement terms are not adhered to, the Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our, or Qoros’, financial statements with the SEC. In addition, it could be difficult for Qoros to timely identify and engage another qualified independent auditor.

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

Risks Related to Our Other Businesses

Risks Related to Our Interest in ZIM

The container shipping industry is dynamic and volatile.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of the recent global economic crisis and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•	global and regional economic and geopolitical trends, including armed conflicts, terrorist activities, embargoes and strikes;

•	the supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•	developments in international trade;

•	currency exchange rates;

•	prices of energy resources;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the infrastructure and capabilities of ports and terminals; and

•	weather conditions.

These factors also significantly affect ZIM’s freight rates. For example, according to the Shanghai (Export) Containerized Freight Index, the high and low spot market index rates were approximately 1200 points and approximately 480 points, respectively, between January 2014 and December 2015, as compared to an average spot market index rate of 567 points for December 2015. Furthermore, rates within the charter market, through which ZIM sources a substantial portion of its capacity, may also fluctuate significantly based upon changes in demand for shipping services. As global trends continue to change, it remains difficult to predict their impact on the container shipping industry and on ZIM’s business. If ZIM is unable to adequately respond to market changes, they could have a material adverse effect on its business, financial condition, results of operations and liquidity.

Excess supply of global container ship capacity may limit ZIM’s ability to operate vessels profitably, and lead to overload and/or overcapacity and congestion in certain ports.

Global container ship capacity has increased over the years and continues to exceed demand. As of January 1, 2016, global container ship capacity was approximately 19.9 million 20-foot equivalent units, or TEUs, spread across approximately 5,150 vessels. According to Alphaliner, excess capacity is projected to further increase, outpacing any expected increase in worldwide demand, as a result of large global orders for newbuildings. Many of these orders are for vessels with carrying capacities of 10,000 TEUs and above, which may increase capacity for each shipping voyage. Additionally, responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance to address expected demand, vessels may be delivered during times of decreased demand or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may continue to face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to an increase in capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping of older vessels, any decline in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, awaiting repairs or are otherwise not available for hire). Excess capacity depresses freight rates and can lead to lower utilization rates, which may adversely affect ZIM’s revenues, profitability and asset values. Until such capacity is fully absorbed by the container shipping market and, in particular, the shipping lines on which ZIM’s operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

Furthermore, in recent years, container ship capacities have increased globally at a faster rate than the rate at which some container ports have increased their capacities, leading to considerable delays in processing container shipments in affected ports. As a result of longer load and unload times, increases in container ship capacities could increase port congestion, which could have a material adverse effect on affected shipping lines. In addition, as industry capacity continues to grow, ZIM may have difficulty securing sufficient terminal slots to expand its operations in accordance with its growth strategy due to the limited availability of port facilities.

The expansion of the Panama Canal may have an adverse effect on ZIM’s results of operations.

The Panama Canal plays a key role in the delivery of cargo to the United States via the U.S. east coast and the Gulf of Mexico. The Panama Canal expansion project is currently under way and is expected to be completed in 2016. Currently, the Panama Canal can accommodate container vessels with capacities of up to 5,000 TEUs. Upon completion, the Panama Canal is expected to accommodate container vessels with capacities of 13,000-14,000 TEUs, which can then access via the Panama Canal the Pacific trade zone, which is one of ZIM’s strategic trade zones. The introduction of such vessels within this trade zone may require shipping liners seeking to remain competitive, including ZIM, to alter their fleet composition and incorporate larger vessels into their Panama Canal operations. ZIM currently does not have any agreements in place to procure or charter-in large container vessels. If ZIM’s competitors successfully deploy large vessels into this trade, a significant portion of its vessels will become increasingly less efficient to operate upon completion of the Panama Canal expansion project and, if ZIM is unable to incorporate larger vessels into its fleet, this could adversely affect the business within this key trade zone. This risk is further exacerbated by ZIM’s inability to participate in certain alliances and thereby access larger vessels for deployment. ZIM may need to reroute some of ZIM’s shipping lines to remain competitive and cannot predict the effects of any such changes in the shipping lines.

Even if ZIM is able to procure or charter-in larger vessels for transport through the Panama Canal, there is a risk that the U.S. east coast shipping infrastructure will not be able to accommodate the influx of such vessels. Currently, few U.S. east coast ports can accommodate these large vessels. Any failure of the U.S. east coast ports to complete planned upgrades and modifications related to the Panama Canal expansion on time, or at all, could lead to overload and/or overcapacity and congestion in certain ports in this trade zone. If ZIM is unable to adequately respond to these changes related to the Panama Canal expansion project, it could have a material adverse effect on its business, financial condition, results of operations and liquidity.

ZIM does not benefit from the efficiencies of participating in strategic alliances and the ability to enter into such alliances and the participation in operational partnerships in the shipping industry may be limited, which may adversely affect ZIM’s business.

The container shipping industry has seen a trend towards strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, A.P. Moller-Maersk Group and Mediterranean Shipping Company, the world’s two largest container liner companies, are party to a ten-year vessel sharing agreement operating in the east-west trades, while CMA CGM S.A., United Arab Shipping Company (S.A.G.) and China Shipping Container Lines Co., Ltd. are party to the Ocean Three alliance.

ZIM is not a member of any alliances. As a result, ZIM does not benefit from the economies of scale that many of its competitors are able to achieve through participation in such arrangements. However, ZIM is party to operational partnerships with other carriers in most of the trade zones in which ZIM operates, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. If ZIM is not successful in expanding operational partnerships, this could adversely affect its business. In addition, ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and has therefore limited, and may continue to limit, ZIM’s ability to enter into alliances or operational partnerships with certain shipping companies. For further information on the risks related to ZIM’s status as an Israeli company, see “—Risks Related to the Industries in Which Our Businesses Operate—The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.”

Declines in freight rates, or other market conditions, could negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in ZIM’s incurrence of impairment charges.

At each of its reporting periods, ZIM examines whether there have been any events or changes in circumstances, such as a decline in freight rates or other market conditions, which would indicate an impairment. Additionally, when there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized in its financial statements. The projection of future cash flows related to ZIM’s CGU, which is one CGU, is complex and requires ZIM to make various estimates including future freight or charter rates, bunker prices, earnings from the vessels and discount rates, all of which have been volatile historically. For each of the years ended December 31, 2013, 2014 and 2015, ZIM concluded that the recoverable amount of its CGU was higher than the carrying amount of its CGU and, as a result, did not recognize an impairment loss in its financial statements. ZIM cannot assure that it will not impair its CGU in future years and such impairment charges, if any, could negatively affect ZIM’s and/or Kenon’s results of operations.

An increase in bunker prices may have an adverse effect on ZIM’s results of operations.

Bunker expenses represent a significant portion of ZIM’s operating expenses, accounting for 20.3% and 13.8% of the income from voyages and related services for the years ended December 31, 2014 and 2015, respectively. Bunker prices move in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, global terrorism, political instability and tensions in North Africa and the Middle East, uncertainty regarding the nuclear agreement between the United States and Iran, insurrections in the Niger Delta, and the long-term increase in global demand for oil. A rise in bunker prices could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically, and in line with industry practice, ZIM has imposed from time to time surcharges over the base freight rate ZIM charges to its customers in part to minimize its exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that ZIM will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

ZIM’s bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. ZIM have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in

“super slow steaming” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, ZIM manages part of its exposure to bunker price fluctuations by entering into hedging arrangements with highly reputable counterparties. ZIM’s optimization strategies and hedging program may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of ZIM’s exposure is hedged. There can be no assurance that ZIM’s hedging arrangements will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that the counterparties will be able to perform under ZIM’s hedging arrangements.

ZIM is highly leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations. ZIM’s failure to comply with these covenants or meet such obligations, including as a result of events beyond its control, could adversely affect its business, financial condition, results of operations and liquidity.

As of December 31, 2015, ZIM had approximately $1.5 billion of outstanding loans and liabilities to be repaid between 2015 through 2027, of which $114 million constituted short-term debt. Many of the financing agreements relating to ZIM’s debt facilities contain covenants and limitations, including:

•	Minimum liquidity, fixed charge coverage ratio and total leverage covenants;

•	A covenant to retain a receivables-backed credit facility at least until July 2016; and

•	Other non-financial covenants and limitations such as restrictions on dividend distribution and incurrence of debt and various reporting obligations.

If ZIM is unable to meet its obligations or refinance its indebtedness as it becomes due, or if ZIM is unable to comply with its covenants, ZIM may have to take disadvantageous actions, such as (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating a high level of ZIM’s cash flow from operations to the payment of principal and interest on indebtedness. As a result, the ability of ZIM’s business to withstand competitive pressures and to react to changes in the container shipping industry could be impaired. If ZIM chooses not to pursue any of these alternatives and is unable to obtain waivers from the relevant creditors, a breach of any of its debt instruments and/or covenants could result in a default under the relevant debt instruments. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, ZIM may not have sufficient assets to repay any outstanding indebtedness. Furthermore, the acceleration of any obligation under a particular debt instrument may cause a default under other material debt or permit the holders of such debt to accelerate repayment of their obligations pursuant to “cross default” or “cross acceleration” provisions, which could have a material adverse effect on ZIM’s business, financial condition and liquidity. For additional information, see “Item 5.B Liquidity and Capital Resources—ZIM’s Liquidity and Capital Resources.”

Furthermore, ZIM may be unable generate sufficient cash flows to satisfy its debt service and other obligations. ZIM’s ability to generate cash flow from operations to make interest and principal payments on ZIM’s debt obligations will depend on its future performance, which will be affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If ZIM’s operations do not generate sufficient cash flow from operations to satisfy its debt service and other obligations, ZIM may need to borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring its debt, or reducing or delaying capital investments and other expenses. It may be difficult for ZIM to incur additional debt on commercially reasonable terms, even if ZIM is permitted to do so under its debt agreements, due to, among other things, its financial condition and results of operations and market conditions. ZIM’s inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on its business.

A decrease in the level of China’s import or export of goods could have a material adverse effect on ZIM’s business.

A significant portion of ZIM’s business originates from China, and ZIM therefore depends on the level of imports and exports to and from China. As China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, increased tariffs or other factors, could have a material adverse effect on ZIM’s business. For instance, the Chinese government has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some limited price reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. For example, in 2015, China experienced its slowest GDP growth rate since 1990, which affected levels of imports to and exports from China. In response to the recent slowdown in China’s economic growth, China may implement additional trade barriers to protect their domestic industries against foreign imports, which may depress the global demand for shipping services. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could also affect ZIM’s vessels calling on Chinese ports and could have a material adverse effect on its business, financial condition and results of operations.

Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and our equity interest in ZIM.

The State of Israel holds a special share in ZIM, or Special State Share, which imposes certain limitations on the activities of ZIM that may negatively affect ZIM’s business and results of its operations. The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if Idan Ofer’s ownership interest in Kenon is less than 36%, or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares) will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or “control” (as defined in the State of Israel consent received by IC in connection with the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation). For further information on the Special State Share, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Special State Share.”

ZIM faces risks as a result of its status as an Israeli corporation.

ZIM is incorporated and its headquarters is located in Israel, and the majority of its key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect ZIM’s business and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with ZIM. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and therefore has limited, and may continue to limit, its ability to enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected its operations and its ability to compete effectively within certain trades. In addition, ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to enter into alliances that include certain carriers who are not willing to cooperate with Israeli companies.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disrupting economic activities. Recent political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. Armed conflicts or hostilities in Israel or neighboring countries could cause disruptions in ZIM’s operations, including significant employee absences, failure of its information technology systems and cyber-attacks, which may lead to the shutdown of its headquarters in Israel. ZIM’s commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages caused by terrorist attacks or acts of war, ZIM cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to fully compensate us for damages incurred. Any losses or damages incurred by us could have a material adverse effect on its business. Any armed conflict involving Israel could adversely affect ZIM’s business and results and operations.

During the 2006 Lebanon War, a military conflict took place in Lebanon. As a result of rocket fire in the city of Haifa, ZIM closed its headquarters for several days. Although ZIM maintains an emergency plan, such events can have a material adverse effect on its operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact ZIM’s business relationships and thereby have a material adverse effect on its business, financial condition, results of operations or liquidity. As an Israeli company, ZIM has relatively high exposure, compared to many of its competitors, to acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). If ZIM’s facilities, including its headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for us to develop alternative infrastructure and ZIM may not be able to avoid service interruptions. Additionally, ZIM’s owned and chartered vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency. Any of the aforementioned factors may negatively affect ZIM and its results of operations. For further information on the risks related to ZIM’s operations in Israel, see “—Risks Related to the Industries in Which Our Businesses Operate—The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.” For further information on the risks related to entry into operational partnerships within the shipping industry, see “—ZIM does not benefit from the efficiencies of participating in strategic alliances and the ability to enter into such alliances and the participation in operational partnerships in the shipping industry may be limited, which may adversely affect ZIM’s business.”

ZIM charters a substantial portion of its fleet and the cost associated with chartering such vessels is unpredictable.

ZIM charters a substantial portion of its fleet. As of December 31, 2015, of the 85 vessels through which ZIM provides transport services globally, 72 are chartered under “Time Charter” operational leases, which represents a percentage of chartered vessels that is higher than the industry average. A rise in charter hire rates may adversely affect ZIM’s results of operations. ZIM is party to a number of long-term charter agreements. As of December 31, 2015, approximately 39% of ZIM’s “Time Charter” operationally chartered vessels are chartered under operational leases for terms exceeding one year. As a result, ZIM may be unable to take full advantage of short-term reductions in charter hire rates. In addition, some of ZIM’s long-term charter agreements contain rate adjustment mechanisms pursuant to which charter hire rates will increase if the market rate increases, so ZIM may not benefit from such long-term charter agreements in the event of an increase in market charter hire rates. Furthermore, if ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to ZIM, if at all, this may have a material adverse effect of on its business, financial condition, results of operations and liquidity.

ZIM currently does not own or charter enough large vessels to support its growth strategy, and ZIM may face difficulties acquiring or chartering larger vessels for its fleet.

Container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels (assuming the vessels are operating at full capacity), as, among other reasons, larger vessels provide increased capacity and fuel efficiency. As a result, cargo shippers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 10,000 TEUs represented approximately 24% of the current global order book based on TEU capacity as of December 2015. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade zone will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfers, which are referred to as “fleet cascading,” may in turn generate similar effects in the other, smaller trade zones in which ZIM operates. ZIM does not currently have agreements in place to procure or charter large container vessels, and the continued deployment of larger vessels by ZIM’s competitors will adversely impact ZIM’s competitiveness if ZIM is not able to acquire, charter or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated due to ZIM’s inability to participate in certain alliances and thereby access lager vessels for deployment. Even if ZIM is able to acquire or charter larger vessels, ZIM may be unable to achieve utilization rates necessary to operate such vessels profitably.

ZIM is subject to environmental regulation and failure to comply with such regulation could have a material adverse effect on ZIM’s business.

ZIM is subject to many legal provisions relating to the protection of the environment, including the emissions of hazardous substances, sulfur oxides, or SOx, and nitrogen oxides, or NOx, and the use of low-sulfur fuel or shore power voltage, all of which may be subject to ongoing developments and amendments. For example, ZIM is subject to the International Convention for the Prevention of Pollution from Ships (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and National Invasive Species Act, among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment or operational changes. ZIM may also incur additional compliance costs, and any such costs could have a material adverse effect on its business. If ZIM fails to comply with any of the environmental regulations applicable, ZIM could be exposed to significant environmental liability damages, criminal charges, and substantial harm to its operations and reputation. Additionally, environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject ZIM to liability without regard to whether ZIM is negligent or at fault.

Environmental requirements may also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for safety and environmental matters or result in ZIM’s denial of access to certain jurisdictional waters or ports, or its detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, ZIM could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous materials from its vessels, or otherwise, in connection with its operations. Violations of, or liabilities under, safety and environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of its vessels and events of this nature could have a material adverse effect on ZIM’s business, reputation, financial condition and results of operations.

The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping company, ZIM is subject to a wide variety of international, national and local laws, regulations and agreements. As a result, ZIM is subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which we operate, including those of the State of Israel, the U.S. Federal Maritime Commission, the International Safety Management Code, or the ISM Code, and the European Union. Any violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of its “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. ZIM are acting in accordance with the applicable sanction laws. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.

Additionally, ZIM is subject to competition and antitrust regulations in each of the countries where ZIM operates. In most of the jurisdictions in which ZIM operates, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. Recently, however, there has been a trend within the international community to limit such exemptions and it is difficult to predict whether existing exemptions or their renewal will be affected in the future. ZIM is party to numerous operational partnerships and view these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances, as well as the global economic crisis. An amendment to or a revocation of any of the exemptions for operational partnerships that ZIM rely on could negatively affect ZIM’s business and results of operations. See “Item 4.B Business Overview—Legal proceedings.”

There are numerous risks related to the operation of any sailing vessel and ZIM’s inability to successfully respond to such risks could have a material adverse effect on ZIM.

There are numerous risks related to the operation of sailing vessels, including dangers associated with potential port closures, marine disasters, mechanical failures, collisions, lost or damaged cargo, contraband smugglers, poor weather conditions, the content of the load, exceptional load, meeting deadlines, risks of documentation, maintenance and the quality of fuels, piracy, shortages of qualified sea and shoreside personnel and maritime arrests arising from unsatisfied debts, claims or damages. The occurrence of any of the aforementioned risks could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and ZIM may not be adequately insured against any of these risks.

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

As of December 31, 2015, the balance of our investment in ZIM was $201 million. We performed an impairment test of our investment in ZIM as of December 31, 2015 and concluded that the recoverable amount of our investment in ZIM was higher than the carrying amount. If ZIM is not commercially successful or, if due to economic or other conditions, our assumptions regarding the performance of ZIM are not achieved or are revised downward, we would likely be required to record impairment charges. Given ZIM’s recent restructuring, the current economic and competitive environment, and the uncertainties regarding the impact on such restructuring and environment on ZIM, we cannot assure you that the estimates and assumptions made for purposes of our impairment testing will prove to be accurate predictions for the future. Additionally, any public listing of ZIM’s shares may also affect the value of our interest in ZIM and may therefore result in our recognition of an impairment charge in respect of our investment in ZIM. Any impairment charges in respect of our investment in ZIM could have a material adverse effect on our financial condition or results of operations.

Risks Related to our Other Businesses

Primus relies on Kenon to finance its operations.

The implementation of Primus’ business plan requires additional capital to enable Primus to continue to develop its commercial operations. Primus expects such funding to be provided by additional shareholder funding (either through capital contributions or shareholder loans) provided by us or by new investors in Primus. For example, in October 2014, we, through our wholly-owned subsidiary IC Green, entered into an investment agreement with Primus pursuant to which we may lend Primus, at our discretion, up to $25 million via a series of convertible notes through December 31, 2015. As of December 31, 2015, through this investment agreement, we have invested in Primus an aggregate of $16.5 million through convertible notes issued to Kenon.

Primus is currently seeking to raise capital from new investors. However, there is no certainty that additional financing will be provided to Primus, either by us or new investors in Primus. In addition, in the event of new investments in Primus, such investments may serve to dilute our equity interest in Primus. Any lack of, or delay in securing, such financing may delay, or prevent completely, Primus’ ability to continue to research and develop its commercial operations, which may result in Primus’ ultimate liquidation or dissolution.

Primus’ STG+ process may not become commercially viable.

Demand for and industry acceptance of Primus’ technologies is subject to a high level of uncertainty. If potential customers fail to accept Primus’ technologies, if acceptance develops slower than anticipated by Primus, or if Primus’ technologies prove uneconomical or unattractive, this could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

Primus is an early stage company with a limited operating history.

Primus is an early stage company. The risks and uncertainties associated with the operation of an early stage company include a potential inability to:

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

Primus’ STG+ process may not generate gasoline or methanol that satisfies required specifications.

The commercialization of Primus’ technology contemplates the production of gasoline that satisfies certain specifications. If any of the fuels produced by Primus’ STG+ process, in particular its high-octane gasoline, are unable to satisfy required specifications, Primus may be unable to market and commercialize its proprietary liquid fuels technology, the STG+ process. Any change in such specifications, could increase Primus’ expenses or delay the commercialization or viability of Primus’ gas monetization technology, which could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

Primus’ operations are highly dependent upon commodity prices, particularly natural gas, methanol and gasoline.

Primus’ operations depend substantially on the prices of various commodities, including natural gas, gasoline, crude oil, methanol and others. The prices of certain of these commodities are volatile, and this volatility may affect Primus’ ability to market its technology and processes.

The liquid fuels that Primus produces using its STG+ process (gasoline and methanol) will compete in markets with refined petroleum products and, because natural gas, or syngas derived from natural gas, will be primarily used as the feedstock in Primus’ STG+ process, an increase in natural gas prices relative to prices for refined petroleum products, or a decrease in prices for refined petroleum products, could adversely affect demand for Primus’ technology. The price and availability of natural gas and refined products may be affected by numerous factors, including the level of consumer product demand, weather conditions, the availability of water for fracking, domestic and foreign government regulation (including regulation of fracking), the actions of the Organization of Petroleum Exporting Countries, political conditions in oil and natural gas producing countries, the supply of domestic and foreign crude oil and natural gas, the location of any plants developed by Primus vis-á-vis natural gas reserves and pipelines, the capacities of such pipelines, fluctuations in seasonal demand, governmental regulations, the price and availability of alternative fuels and overall economic conditions. For example, recent trends in crude oil prices have led to significant declines in gasoline prices which affects the economic feasibility of new projects using the STG+ technology. Primus cannot predict future demand and prices for natural gas or refined products, and a relative increase in the price of natural gas could have a material adverse effect on its business, financial condition, results of operations or liquidity.

Primus’ success depends, in part, upon its ability to protect its intellectual property.

Primus has independently developed, patented and owns numerous processes related to liquid fuels synthesis, gasoline composition, and incremental improvements and customizations. If Primus fails to protect its intellectual property rights adequately, its competitors might gain access to its technology, and its competitive advantage, brand or business may be adversely affected.

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

The decrease in the cost of fuel or electricity generated by traditional sources may cause the demand for the services provided by Primus to decline.

Decreases in the costs associated with traditional sources of fuel or electricity, such as prices for commodities like crude oil, coal, fuel oil and natural gas, have reduced, and could further reduce the demand for the solutions provided by Primus. Crude oil prices, for example, fell considerably during 2014 and 2015, and prices have continued to decline in 2016. The cost of fuel may be further reduced by changing global supply-demand dynamics, the discovery of large new deposits of traditional fuels and technological progress, among other causes. These fuel price reductions have, and future reductions could further, reduce the demand for the solutions offered by Primus.

Risks Related to Our Spin-Off

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

Risks Related to Our Ordinary Shares

Our ordinary shares are traded on more than one stock exchange and this may result in price variations between the markets.

Our ordinary shares are listed on each of the NYSE and the TASE. Trading in our ordinary shares therefore takes place in different currencies (U.S. Dollars on the NYSE and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of our ordinary shares on either of these markets could cause a decrease in the trading prices of our ordinary shares on the other market.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

There is no analyst coverage of Kenon outside of Israel. The trading market for our ordinary shares depends, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. If securities or industry analysts do not cover us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

A significant portion of our outstanding ordinary shares may be sold into the public market, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

A significant portion of our shares are held by two shareholders. Ansonia held approximately 46.3% of our shares as of January 11, 2016 and Bank Leumi Le-Israel B.M., or Bank Leumi, held approximately 14.0% of our shares as of February 8, 2016. If any of our principal shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception that any such sales may occur, including the entry of any of our principal shareholders into programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares and/or could impair the ability of any of our businesses to raise capital.

Control by principal shareholders could adversely affect our other shareholders.

Ansonia beneficially owned approximately 46.3% of our outstanding ordinary shares and voting power as of January 11, 2016. Ansonia therefore has a continuing ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our constitution, a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Ansonia’s interests as a principal shareholder may conflict with the interests of our other shareholders and Ansonia’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests.

In addition, the loans that Ansonia has agreed to make to our subsidiary Quantum (which will be used by Quantum to make back-to-back loans to Qoros) will be convertible into equity of Quantum at a 10% discount to the implied value of Qoros based upon the receipt of third-party financing. Accordingly, upon such conversion, Kenon’s indirect interest in Qoros will be diluted, which will result in economic dilution and Kenon having less control over the Qoros business. In connection with the loan agreement, Ansonia also has certain consent rights with respect to actions that we take in respect of our interest in Qoros. For further information on Ansonia’s agreement to invest in Qoros, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros.”

We do not have sufficient distributable profits to pay dividends.

Under Singapore law and our constitution, dividends, whether in cash or in specie, must be paid out of our profits available for distribution. We have no current plans to pay cash dividends for the foreseeable future and we currently do not have distributable profits from which dividends may be declared. The availability of distributable profits is assessed on the basis of Kenon’s standalone unconsolidated accounts (which are based upon the Singapore Financial Reporting Standards, or the SFRS). There is no assurance that, on such basis, we will not incur losses, that we will become profitable, or that we will have sufficient distributable income that might be distributed to our shareholders as a dividend or other distribution in the foreseeable future. Therefore, we will be unable to pay dividends to our shareholders unless and until we have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for us to pay dividends to our shareholders. As a result, and until such time, if ever, that we declare dividends with respect to our ordinary shares, a holder of our ordinary shares will only realize income from an investment in our ordinary shares if there is an increase in the market price of our ordinary shares. Such potential increase is uncertain and unpredictable.

Under Singapore law, it is possible to effect either a court-free or court-approved capital reduction exercise to return cash and/or assets to our shareholders. For example, we effected a court-approved capital reduction exercise in 2015 to enable our pro rata distribution of substantially all of our interest in Tower to our shareholders. IC, as our sole shareholder prior to the consummation of the spin-off, has confirmed, including in its capacity as a creditor under our credit facility with it, that it will not object to our performance of a capital reduction, if the terms and conditions relating to distributions set forth in our credit facility with IC have been complied with. IC’s agreement is subject to the provisions of the laws of Singapore, and, notwithstanding this agreement, the completion of a court-approved capital reduction exercise will require the approval of the High Court of Singapore, which we may not be successful in obtaining. Further, the completion of a court-free capital reduction exercise will depend on whether our directors are comfortable executing a solvency statement attesting to our solvency, as well as whether there are any other creditor objections raised (in the event that we have creditors other than IC).

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

We are incorporated under the laws of Singapore and, as such, will be considered a “foreign private issuer” under U.S. securities laws. Although we will be subject to the reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from the periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are also exempt from certain other sections of the Exchange Act that U.S. domestic registrants are otherwise subject to, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of ours will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and will not be obligated to file the reports required by Section 16 of the Exchange Act.

As a foreign private issuer, we may, in the future, follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. For example, foreign private issuers are permitted to follow home country practice with regard to director nomination procedures and the approval of compensation of officers. Additionally, we are not required to maintain a board comprised of a majority of independent directors. However, notwithstanding our ability to follow the corporate governance practices of our home country Singapore, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies. Nevertheless, we may, in the future, decide to rely on the foreign private issuer exemptions provided by the NYSE and follow home country corporate governance practices in lieu of complying with some or all of the NYSE’s requirements.

Following our home country governance practices, as opposed to complying with the requirements that are applicable to a U.S. domestic registrant, may provide less protection to you than is accorded to investors under the NYSE’s corporate governance rules. Therefore, any foreign private exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor.

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

Our corporate affairs are governed by our constitution and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of our board of directors than they would as shareholders of a corporation incorporated in the United States. For information on the differences between Singapore and Delaware corporation law, see “Item 10.B Constitution.”

Singapore corporate law may impede a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares.

The Singapore Code on Take-overs and Mergers and Sections 138, 139 and 140 of the Securities and Futures Act, Chapter 289 of Singapore contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

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

Accordingly, Kenon’s shareholders will not have the protection or otherwise benefit from the provisions of the Singapore Code on Take-overs and Mergers and the Securities and Futures Act.

Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting of shareholders held in 2015, or the 2015 AGM, our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2016, or the 2016 AGM, or the expiration of the period by which the 2016 AGM is required to be held) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2015 AGM and shareholders will be asked to renew this authority at the 2016 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based upon, among other things, the valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our previous taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

Tax regulations and examinations may have a material effect on us and we may be subject to challenges by tax authorities.

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

        In addition, we and our businesses operate in, are incorporated in and are tax residents of, various jurisdictions. The tax authorities in the various jurisdictions in which we and our businesses operate, or are incorporated, may disagree with and challenge our assessments of our transactions, tax position, deductions, exemptions, where we or our subsidiaries or businesses are tax resident, or other matters. If we, or our businesses, are unsuccessful in responding to any such challenge from a tax authority, we, or our businesses, may be required to pay additional taxes, interest, fines or penalties, and we, or our businesses, may be subject to taxes for the same business in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. Even if we, or our businesses, are successful, responding to such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our operations or businesses or from the operations of our businesses. Therefore, a challenge as to our, or our businesses’, tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity or the business, financial condition, results of operations or liquidity of our businesses.

Our shareholders may be subject to non-U.S. taxes and return filing requirements as a result of owning our ordinary shares.

Based upon our expected method of operation and the ownership of our businesses following the spin-off, we do not expect any shareholder, solely as a result of owning our ordinary shares, to be subject to any additional taxes or additional tax return filing requirements in any jurisdiction in which we, or any of our businesses, conduct activities or own property. However, there can be no assurance that our shareholders, solely as a result of owning our ordinary shares, will not be subject to certain taxes, including non-U.S. taxes, imposed by the various jurisdictions in which we and our businesses do business or own property now or in the future, even if our shareholders do not reside in any of these jurisdictions. Consequently, our shareholders may also be required to file non-U.S. tax returns in some or all of these jurisdictions. Further, our shareholders may also be subject to penalties for failure to comply with these requirements. It is the responsibility of each shareholder to file each of the U.S. federal, state and local, as well as non-U.S. tax returns that may be required of such shareholder.

ITEM 4.	Information on the Company

A.	History and Development of the Company

Kenon Holdings Ltd. was formed in 2014 to be the holding company of certain companies that were currently owned (in whole, or in part) by IC in connection with our spin-off from IC in January 2015. We currently own the following subsidiaries and associated companies:

•	a 100% interest in IC Power, a leading owner, developer and operator of power generation and distribution facilities located in key energy markets in Latin America, the Caribbean and Israel;

•	a 50% interest in Qoros, a China-based automotive company in which we have a 50% equity interest;

•	a 32% interest in ZIM, a large provider of global container shipping services; and

•	a 91% interest in Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process.

In connection with our spin-off from IC, we also held a 29% interest in Tower, a NASDAQ- and TASE– listed specialty foundry semiconductor manufacturer. In July 2015, we completed a pro-rata distribution in specie of substantially all of our interest in Tower and, as of the date of this annual report, we have approximately a 2% interest in Tower’s outstanding share capital.

We also own a 70% interest in HelioFocus, a developer of dish technologies for solar thermal power fields; this company has ceased operations and is in the process of being wound down.

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

Our ordinary shares are listed on each of the NYSE and the TASE under the symbol “KEN.” We plan to examine the various considerations in respect of our dual listing and, in particular, the advisability of maintaining or terminating such dual listing. We may, as a result of such examination, delist our ordinary shares from trading on the TASE pursuant to the Securities Law of Israel, 5728—1968. In the event we do decide to delist our ordinary shares from trading on the TASE, we have undertaken to publish an Immediate Report with the TASE no less than 9 months prior to the delisting.

B.	Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operation of the following businesses: (i) IC Power, a wholly-owned power generation and distribution company that has experienced profitable growth in its revenues and generation capacity since its inception in 2007, and (ii) Qoros, a China-based automotive company in which we have a 50% equity interest, that is seeking to deliver international standards of quality, safety, and innovative features to the large and fast-growing Chinese automotive market and commenced commercial sales at the end of 2013.

In the case of IC Power, we intend to continue to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from IC Power’s selective dispositions of assets. As part of our business development strategy, we will seek to provide investors with direct access to IC Power when we believe it is in the best interests of IC Power’s development and our shareholders to do so. For example, IC Power Singapore, the entity through which Kenon holds its interests in IC Power, has filed a registration statement with the SEC in connection with its plan for an initial public offering of its equity. The completion of this IPO is subject to business and market conditions and other relevant factors.

In the case of Qoros, we have used a significant portion of our liquidity and capital resources that we received in connection with our spin-off from IC to support Qoros through shareholder loans and guarantees in respect of Qoros’ debt, and we have no obligation to provide further funding to Qoros. In April 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into an agreement to provide loans in an aggregate amount of up to $50 million to Quantum to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery’s provision of loans to Qoros in the same amount and on similar conditions. In light of the investments made by Kenon in Qoros, including guarantees of Qoros’ indebtedness, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon will not make any loans or other investments in Qoros as part of this transaction. Instead, and to support Qoros in light of Qoros’ financing needs, Kenon has worked with its major shareholder, Ansonia, to facilitate Ansonia’s provision of loans to Qoros.

Qoros will require additional financing, including the renewal or refinancing of its working capital facilities, to continue to operate and meet its operating expenses and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations.

We also hold interests in:

•	ZIM—A large provider of global container shipping services, which, as of December 31, 2015 operated 85 (owned and chartered) vessels with a total container capacity of 369,549 TEUs, and in which we have a 32% equity interest; and

•	Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process.

In furtherance of our strategy, we intend to support the development of our non-primary interests businesses, and to act to realize their value for our shareholders by distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and either distributing the proceeds derived from such sales to our shareholders or using such proceeds in connection with our guarantees of Qoros’ indebtedness or to repay amounts owing under the IC Credit Facility.

As we execute our strategy, we intend to operate under disciplined capital allocation principles designed to ensure the prudent use of our capital. We intend to refrain from acquiring interests in new companies outside our existing businesses. We do not intend to materially “cross-allocate” proceeds received in connection with distributions from / sales of our interests in any of our businesses, among our other businesses. Instead, we intend to distribute such proceeds to our shareholders or to use such proceeds in connection with our guarantees of Qoros’ indebtedness or to repay amounts owing under the IC Credit Facility. In addition, we will not make further investments in ZIM.

Our strategy set forth above is designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. However, we will be required to make determinations over time that will be based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlook, none of which are predictable at this time. As a result, we will be required to exercise significant judgment while seeking to adhere to these capital allocation principles in order to maximize value for our shareholders and further the development of our businesses.

Our Businesses

Set forth below is a description of our businesses.

References to IC Power’s Adjusted EBITDA and net income set forth below in “—IC Power” are references to IC Power’s Adjusted EBITDA and net income, as reported by IC Power. For a description of the differences between IC Power’s Adjusted EBITDA and net income, as reported by Kenon and as reported by IC Power, during the years ended December 31, 2014 and 2015, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”

IC Power

IC Power, which accounted for 100% of our revenues in the year ended December 31, 2015, and 91% of our assets as of December 31, 2015, is a leading owner, developer and operator of power generation facilities located in key energy markets in Latin America, the Caribbean and Israel, and has recently entered the power distribution business with the acquisition of two distribution businesses in Guatemala. The power generation companies within IC Power’s portfolio utilize a range of fuels, including natural gas, hydroelectric, HFO, diesel and wind. Currently, IC Power’s principal focus is on Latin American markets, which typically have higher rates of growth of GDP and lower overall and per capita energy consumption, as compared with more developed markets. IC Power believes that economic growth in Latin American markets will drive increases in overall and per capita energy consumption and therefore require significant additional investments in power generation assets in those markets.

As of December 31, 2015, IC Power’s generation companies had an installed capacity and proportionate capacity of 2,665 MW and 2,170 MW, respectively. IC Power expects to increase its generation companies’ installed capacity by 1,202 MW, or 45%, to 3,867 MW (3,095 MW on a proportionate basis) by the second half of 2016, upon the completion of certain assets in advanced stages of construction, including:

•	CDA’s 510 MW hydroelectric project located in Peru, which is expected to be completed in the second half of 2016;

•	Samay I’s 600 MW cold-reserve thermoelectric project located in Peru which is expected to be completed in the second quarter of 2016; and

•	Kanan’s 92 MW thermal generation project in Panama expected to be completed in the first half of 2016.

In addition, in August 2015, IC Power acquired AIE, which holds a conditional license for the construction of a cogeneration power station in Israel. The project is in the advanced development stage, construction is expected to commence in mid-2016, and the AIE plant, which is expected to have a capacity of 135 MW, is expected to reach its COD in the second half of 2018.

Between 2007 and December 31, 2015, IC Power invested approximately $2.7 billion in the acquisition, development and expansion of its power generation assets. Of this amount, 87% represented investments in greenfield development (including investments made in those assets in advanced stages of construction) and 13% represented acquisitions. IC Power has financed its greenfield development using a combination of cash on hand, debt financing and investments by minority shareholders at the asset level, and have financed its acquisitions using cash on hand. Of the 2,116 MW that IC Power has added to its installed capacity since Inkia’s formation, 62% derived from greenfield development projects, consisting of its construction of the Kallpa combined cycle plant, which comprises Peru’s largest power generation facility, and the construction of OPC’s plant, which became Israel’s first IPP. In the same period, IC Power has acquired businesses with an aggregate installed capacity of 801 MW in six countries in Latin America, Israel and the Caribbean. By the second half of 2016, IC Power will have derived 76% of its installed capacity growth since 2007 from its greenfield development efforts (based upon IC Power’s current portfolio and assuming the completion of its assets in advanced stages of construction).

By successfully pursuing growth opportunities, primarily through contracted greenfield development projects in existing markets and acquisitions of anchor investments in new markets, IC Power has expanded its regional presence, diversified through the addition of various facilities which use a range of fuels, and significantly increased its cash flows. In 2015, IC Power’s Adjusted EBITDA, as reported by IC Power, was $326 million, as compared to $65 million in 2009, representing a CAGR of 31% during this period. Adjusted EBITDA is a non-IFRS measure. For a reconciliation of IC Power’s net income, as reported by IC Power, to its Adjusted EBITDA, as reported by IC Power, see “Item 3.A Selected Financial Data—Information on Business Segments—IC Power.”

In January 2016, IC Power completed the acquisition of Energuate, the indirect owner of two distribution companies in Guatemala (DEORSA and DEOCSA, and two smaller, related companies (Guatemel and RECSA)). Energuate provides services for approximately 1.6 million regulated customers in Guatemala (representing approximately 55% of Guatemala’s regulated distribution customers in 2014) and distributes energy approximately 100,000 km2 in Guatemala, covering approximately 12 million inhabitants. Energuate operates approximately 34,000 km of distribution lines within Guatemala (representing approximately 70% Guatemala’s distribution lines as of December 31, 2015), and holds the non-exclusive right to distribute electricity within its concession area until 2048. In the years ended December 31, 2015 and 2014, Energuate sold 2,304 GWh and 2,163 GWh of energy, respectively.

IC Power’s generation activities are conducted through various operating companies in which, with the exception of Pedregal, IC Power holds controlling interests. The following graphic sets forth IC Power’s generation companies (the percentage of holdings stated alongside each generation company are, in some cases, indirect holdings)1,2:

Source: Company information:

(1)	Includes 193 MW additional capacity from Las Flores.
(2)	Excludes 18 MW currently under operation at AIE and a 135 MW cogeneration plant, for which construction is expected to commence in mid-2016 and COD is expected to be reached in the second half of 2018.

The following table sets forth summary operational information regarding each of IC Power’s operating companies and associates in its power generation business (i.e., excluding the recently acquired Energuate distribution business) as of December 31, 20151:

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]		Proportionate Capacity[2]	Type of Asset	Weighted Average Remaining Life of PPAs Based on Firm Capacity (Years)		LTM Energy Sales Under PPAs (GWh)[3]
Peru	Peru	Kallpa	75%	Natural Gas	1,063	[4]	797	Greenfield[4]	7		6,327
Israel	Israel	OPC	80%	Natural Gas and Diesel	440		352	Greenfield	7	[5]	3,953
	Israel	AIE	100%	Steam[6]	18		18	Acquired	17		23	[7]
Central America	Nicaragua	Corinto	65%	HFO	71		46	Acquired	3		451
	Nicaragua	Tipitapa Power	65%	HFO	51		33	Acquired	3		341
	Nicaragua	Amayo I	61%	Wind	40		24	Acquired	8		183
	Nicaragua	Amayo II	61%	Wind	23		14	Acquired	9		87
	Guatemala	Puerto Quetzal	100%	HFO	179		179	Acquired	1		594
	El Salvador	Nejapa	100%	HFO	140		140	Original Inkia Asset	2		794
Other	Bolivia	COBEE	100%	Hydroelectric, Natural Gas	228		228	Original Inkia Asset	2		270
	Chile	Central Cardones	87%	Diesel	153		133	Acquired	—		—
	Chile	Colmito	100%	Natural Gas and Diesel	58		58	Acquired	2		255
	Dominican Republic	CEPP	97%	HFO	67		65	Original Inkia Asset	—		—
	Jamaica	JPPC	100%	HFO	60		60	Original Inkia Asset	2		427
	Colombia	Surpetroil	60%	Natural Gas	20		12	Acquired	1		43
	Panama	Pedregal6	21%[7]	HFO	54		11	Original Inkia Asset	1		280

Total Operating Capacity					2,665		2,170

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.	Reflects energy sales under PPAs for the year ended December 31, 2015.
4.	Kallpa’s plants were developed as greenfield projects in four different stages between 2005 and 2012, resulting in 870 MW of installed capacity. In addition, Kallpa acquired Las Flores’ power plant in 2014, adding 193 MW to Kallpa’s capacity.
5.	Reflects the weighted average remaining life of OPC’s PPAs with end users based on OPC’s firm capacity. The IEC PPA, which extends for an 18-year term and covers OPC’s entire firm capacity, provides OPC with the option to allocate and sell the generated electricity of the power station directly to end users. OPC has exercised this option and sells all of its energy and capacity directly to 24 end users, as of December 31, 2015. For further information on the IEC PPA, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector” below.
6.	AIE also holds a conditional license for the construction of a cogeneration power station in Israel. This station will be developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of AIE), based upon a plant with 135 MW of capacity. Construction is expected to commence in mid-2016 and COD is expected in the second half of 2018.
7.	Reflects energy sales under PPAs since IC Power acquired AIE in August 2015.
8.	Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associated companies.
9.	Although we have a non-controlling interest in Pedregal, IC Power is party to a management services agreement, which designates us as the administrator responsible for the day-to-day management of Pedregal.

The following table sets forth summary operational information regarding each of IC Power’s generation assets in advanced stages of construction as of December 31, 2015:

Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Expected COD	Percentage Developed	Expected cost	Amount Invested
Peru	CDA	75%	Hydroelectric	510	383	H2 of 2016	90%—Overall completion	$959 million	$834 million
							98%—Dam construction 100%—Tunnel drilling
Peru	Samay I	75%	Diesel and Natural Gas	600[3]	450	Q2 of 2016	97%	$380 million	$340 million
Panama	Kanan	100%	HFO	92	92	H1 of 2016	98%	$85 million[4]	$80 million[4]
Total Capacity of Assets in Advanced Stages of Construction				1,202	925			$1,424 million	$1,254 million

1.	Reflects 100% of the expected capacity of each asset, regardless of IC Power’s ownership interest in the entity that owns the asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.	When fueled by natural gas, the Samay I plant will have an installed capacity of approximately 720 MW.
4.	Includes $40 million of intercompany expenses relating to Puerto Quetzal’s and CEPP’s sale of the barges to Kanan.

IC Power’s Strengths

Strong track record in disciplined project development and obtaining financing—IC Power leverages its core competencies—project identification, evaluation, development, construction and operation—to develop power generation facilities using various technologies in attractive markets that typically have relatively high GDP growth rates and relatively low levels of per capita energy consumption. For example, in 2012, IC Power completed its third expansion of Kallpa’s gas-powered plant, which is the largest power generation facility in Peru in terms of capacity, by converting it into a combined cycle facility and thereby adding 292 additional MW to the facility’s capacity. This expansion was completed on time and below budget. Additionally, in 2013, OPC became the first IPP in Israel when IC Power completed the construction of its 440 MW combined cycle power plant.

IC Power’s projects have been developed with a disciplined capital structure, which reflects its commitment to develop projects in accordance with three key fundamental principles. First, IC Power endeavors to construct projects by entering into turnkey EPC agreements that define the total project cost and transfer most of the risks of construction delays and cost overruns to IC Power’s EPC contractors. IC Power currently has assets in advanced stages of construction with an expected aggregate installed capacity of 1,202 MW, 1,110 MW of which is being constructed pursuant to EPC contracts. Second, IC Power seeks to secure a revenue stream prior to the construction of its plants by sourcing and entering into long-term PPAs, which provide IC Power’s development projects with verifiable projected margins and cash flows, before construction has commenced. Finally, IC Power leverages its EPC contracts and PPAs to secure long-term project financing agreements which are generally stand-alone, secured, project-specific, and with no or limited recourse. Over the course of its history, IC Power has secured different types of financings (e.g., leases, local and international bonds, syndicated loans, etc.) during times of changing financial markets and in connection with its construction of various projects using a range of fuels.

Long-term PPAs and supply agreements that limit exposure to market fluctuations—IC Power’s generation subsidiaries typically enter into long-term PPAs, which generally limits their exposure to fluctuations in energy spot market rates, generates stable and predictable margins, and helps to create stability and predictability in IC Power’s cash flows. In the year ended December 31, 2015, IC Power’s generation companies made 89% of its aggregate energy sales (in GWh) pursuant to long-term PPAs. As of December 31, 2015, the weighted average remaining life of IC Power’s PPAs was 10 years (including the remaining life of the PPAs for its assets in advanced stages of construction) and it has historically sought, and will continue to seek, to renew its long-term PPAs as they expire.

As of December 31, 2015, the majority of IC Power’s PPAs were indexed to the price of the corresponding power plant’s operating fuel prices in U.S. Dollars. Additionally, as of December 31, 2015, many of IC Power’s PPAs provided for payment in, or were linked to, the U.S. Dollar, thereby limiting IC Power’s exposure to fuel price and exchange rate fluctuations. Additionally, the counterparties to IC Power’s long-term PPAs are typically large local distribution companies or non-regulated customers, including subsidiaries of large multi-national corporations, which IC Power believes have strong credit profiles, mitigating the risk of customer default. Some of IC Power’s major customers within Peru and Israel include Southern Peru Copper Corporation, Sociedad Minera Cerro Verde S.A.A., a subsidiary of Freeport-McMoRan, Compañía Minera Antapaccay S.A., a subsidiary of Glencore Xstrata, and Oil Refineries Limited, as well as governments and quasi-governmental entities.

As its power facilities utilize and are dependent upon natural gas, hydroelectric, HFO, diesel, wind, or a combination of these energy sources, IC Power seeks to enter into long-term supply and transportation agreements to acquire the necessary fuel for its facilities. For example, Kallpa and OPC, which own and operate IC Power’s largest plants, are party to long-term supply agreements, including natural gas supply agreements and transportation services agreements, that are material to their operations.

Attractive footprint in high growth markets—Currently, IC Power’s principal focus is on Latin American markets, which typically have higher rates of growth of GDP and lower overall and per capita energy consumption, as compared with more developed markets. IC Power expects continued growth in these key markets, providing IC Power with the opportunity to generate attractive, risk-adjusted returns through additional investments in power generation assets in those countries.

IC Power is a leader in its largest market, Peru, one of the fastest growing economies in Latin America, with an average GDP growth of approximately 5.8% per year from 2010 through 2014, according to the International Monetary Fund, a mature regulatory framework, and a well-run power system. As of and for the year ended December 31, 2015, IC Power’s operating company in Peru had an installed capacity of 1,063 MW, representing 11% of Peru’s installed capacity, and generated 12% of the gross energy generated (in GWh) in Peru. IC Power’s operating company in Peru, Kallpa, represented 47% of IC Power’s Adjusted EBITDA, 81% of its net income, and 40% of its installed capacity as of and for the year ended December 31, 2015. Additionally, IC Power’s assets in advanced stages of construction in Peru are expected to provide an additional 1,110 MW in installed capacity to address the expected increase in Peruvian energy demand, which is expected to result, in part, from the substantial investments made in connection with Peru’s energy-intensive mining industry and expected growth in its manufacturing industry.

IC Power also operates OPC, the first IPP in Israel, which, following decades of state control, recently opened its electricity market to private power producers. As a result, the electricity market in Israel is still in the early stages of development. Furthermore, Israel’s energy consumption levels have increased in recent years and are expected to continue to increase in the near-term. As of and for the year ended December 31, 2015, OPC had an installed capacity of 440 MW, representing approximately 3% of Israel’s installed capacity and 19% of the installed capacity of IPPs, and generated 6% of the gross energy generated (in GWh) in Israel. As of and for the year ended December 31, 2015, OPC represented 24% of IC Power’s Adjusted EBITDA, 38% of its net income, and 17% of IC Power’s installed capacity. We believe that OPC’s plant provides IC Power with a strategic advantage as an early entrant in the Israeli electricity market. Additionally, given Israel’s growing economy and the advanced age of its existing state-owned power generation facilities, we believe OPC provides IC Power with the know-how, visibility of, and opportunity to participate in, additional power projects in Israel, which opportunities may become increasingly available to private sector participants such as IC Power.

In addition to its attractive position in Peru and Israel, IC Power has also developed an attractive footprint in several markets in Latin America, including Chile and Colombia. We believe that IC Power’s current platform, coupled with its agile and disciplined decision-making process, enables it to take advantage of opportunities as they arise.

Established and disciplined track record in acquiring generation assets—IC Power has acquired numerous generation assets since 2007, resulting in the expansion of its operations by 806 MW (707 MW on a proportionate basis) in six countries in Latin America, Israel and the Caribbean. We believe IC Power’s recognition as a regional generator and developer with a relatively strong balance sheet, and its ability to act quickly with respect to acquisitions, has complemented IC Power’s development capabilities by allowing it to strategically source and execute acquisitions. Furthermore, IC Power has the ability to manage projects that are too small for large companies, as well as projects that are too large for small companies. IC Power’s acquisition of Central Cardones in 2011, for example, provided it with an initial footprint in Chile, a dynamic and important power market, and facilitated IC Power’s acquisition of Colmito in October 2013. Similarly, IC Power’s acquisition of certain Nicaraguan assets in 2014, representing 185 MW of installed capacity (117 MW on a proportionate basis) provided it with an entry into the Nicaraguan market and diversified its portfolio with operational wind generation assets. Additionally, in August 2015, IC Power acquired 100% of the shares of AIE, which currently operates an 18 MW steam turbine. AIE also holds a conditional license for the construction of a cogeneration power station in Israel, a new and growing private electricity generation market.

Recently Acquired Distribution Company With Which to Leverage Future Expansion in the Electricity Distribution Industry—In January 2016, IC Power further expanded and diversified its portfolio by completing its acquisition of Energuate, which operates distribution companies in Guatemala, a country with a historically stable electricity sector framework. IC Power’s purchase of Energuate marks IC Power’s initial entry into electricity distribution and IC Power believes this purchase will provide it with a platform to further expand its distribution portfolio. Energuate provides services to approximately 1.6 million regulated customers in Guatemala (representing approximately 55% of Guatemala’s regulated distribution customers in 2014) and distributes energy to a service area of approximately 100,000 km2 in Guatemala, covering primarily rural areas with a population of approximately 12 million inhabitants. Energuate, the largest distribution company in Central America (by the size of population served), operates approximately 34,000 km of distribution lines within Guatemala (representing approximately 70% Guatemala’s distribution lines as of December 31, 2015). IC Power expects that Energuate’s sizeable distribution base and limited exposure to fluctuations in the cost of electricity (both as a result of Energuate’s entry into PPAs and a compensation framework anchored on predefined distribution tariffs) will provide Energuate with predictable cash flows from its operations, which IC Power believes will contribute significantly to its further expansion within the distribution industry.

Driving operational excellence through partnerships with leading OEMs and reliance on efficient technologies—IC Power seeks to optimize its power generation capacity by using leading technologies (e.g., turbines manufactured by Siemens, General Electric, Mitsubishi and Andritz) and entering into long-term service agreements with leading, multi-national original OEMs. IC Power’s technologies and long-term partnerships enable its power generation assets to perform more efficiently and at relatively high levels of reliability. Additionally, its experienced staff is committed to increasing IC Power’s operating performance and ensuring the disciplined maintenance of its power generation assets. IC Power believes that its generation plants’ weighted average availability rate of 95% for the year ended December 31, 2015 was the result of its optimization efforts and commitment to improving its operating efficiency and performance.

Additionally, IC Power’s acquisition or construction of power generation assets that use efficient technologies (e.g., the conversion of Kallpa’s facility into a combined cycle operation in 2012) places its generation assets competitively in the dispatch merit order in certain of the countries in which IC Power operates. For example, Kallpa’s facility, a base load plant and combined cycle gas turbine, is among the first power plants to be dispatched, due to its efficiency and competitiveness in the dispatch stack. Similarly, CDA’s plant, as a hydroelectric power plant, will also be among the first power plants to be dispatched in Peru once it reaches its COD in the second half of 2016. Having a portfolio which includes efficient power plants with lower production costs allows IC Power to potentially earn higher margins than companies that utilize certain other competing technologies in their plants and are therefore less competitive in the dispatch merit order.

Experienced management team with strong local presence—IC Power’s management team has extensive experience in the power generation business. Its executive officers have an average of approximately 20 years of experience in the power generation industry, and significant portions of IC Power core management team have been working together in international large power generation companies since 1996. We believe that this overall level of experience contributes to IC Power’s ability to effectively manage its existing operating companies and to identify, evaluate and integrate high-quality growth opportunities within and outside Latin America. Furthermore, its hands-on management team utilizes a lean decision-making process, which allows IC Power to quickly take advantage of strategic acquisitions and potential developments and opportunities as they materialize. IC Power’s managers are compensated, in part, on the basis of IC Power’s financial performance, which incentivizes them to continue to improve the operating results. Additionally, IC Power’s local management teams provide in-depth market knowledge and power industry experience. These teams consist primarily of local executives with significant experience in the local energy industry and with local government regulators. We believe that the market-specific experience of IC Power’s local management provides IC Power with insight into the local regulatory, political and business environment in each of the countries in which it operates.

In addition, in connection with its acquisition of Energuate in January 2016, IC Power has successfully recruited a management team for its Energuate business. IC Power’s Energuate management team will consist of officers who will work directly with IC Power’s management team to oversee and integrate the Energuate business, as well as local executives who will manage the day-to-day operations of Energuate. IC Power’s Energuate management team has extensive experience managing large distribution companies in various countries throughout Central and South America, including Guatemala.

IC Power’s Strategies

Continue to successfully develop greenfield assets in attractive markets—One of IC Power’s core competencies is identifying, evaluating, constructing, and operating greenfield development projects in its target markets. IC Power will continue to seek to develop power generation assets in countries with relatively stable, growing economies, low levels of per capita energy consumption or developing private energy generation markets. IC Power also seeks to develop assets that can be expanded through further investment, or as additional fuels become available, which provides it with the ability to further develop an asset and increase its installed capacity in connection with market trends, industry developments, or changing fuel availability.

IC Power places particular focus on its ability to complete the development of its greenfield projects on time and within budget and will continue to use extensive project planning and contracting mechanisms to minimize its development risk. For example, in connection with its development activities, IC Power typically enters into lump-sum, turnkey EPC contracts to minimize its construction risks and mitigate construction cost overruns, while also entering into long-term PPAs to generate stable and predictable margins and cash flows; we believe this combination facilitates IC Power’s access to construction financing. Engaging in such practices has allowed IC Power to successfully complete several thermal generation projects, including the Kallpa facility, its largest development to date. Additionally, IC Power’s first hydroelectric development, CDA’s plant, is expected to be fully operational at a cost of $1.9 million per MW, making CDA’s plant among the most efficiently constructed hydroelectric facilities in Latin America in terms of cost per MW.

Continue to Optimize and Expand IC Power’s Operations Within the Electricity Distribution Industry—IC Power’s recent acquisition of Energuate represents IC Power’s initial entry into the electricity distribution business. IC Power intends to further expand its portfolio and diversify its revenue streams by applying its disciplined acquisition principles as it seeks to purchase distribution assets in countries where IC Power believes it can significantly increase its cash flows, optimize its operations, and leverage the experience gained from its acquisition of Energuate. Additionally, IC Power will endeavor to optimize Energuate’s existing distribution operations by targeting Energuate’s electricity losses in the near- to medium-term. IC Power’s management intends to reduce commercial losses through improving customer billing practices, increasing targeted inspections and meter replacements, implementing a communication program with local communities and modernizing Energuate’s facilities to reduce tampering, especially in areas where electricity theft has been more prevalent, while reducing technical losses by investing in the modernization of Energuate’s transmission grid and distribution system.

Optimize portfolio to maximize returns while minimizing risk—IC Power regularly assesses its portfolio of operating companies and employ disciplined portfolio management principles to optimize its operations in light of changing industry dynamics in a particular country or region, create financing flexibility and address specific risk management and exposure concerns. IC Power’s strategy is to optimize the composition of its portfolio by focusing on profitable developments and acquisitions within key power generation markets typically in Latin America, the Caribbean and Israel.

For example, prior to IC Power’s 2014 acquisition of the Las Flores facility, a 193 MW thermal power generation plant (representing 145 MW on a proportionate basis), Las Flores had operated intermittently due to the lack of a long-term regular supply of natural gas. The Kallpa facility, which is located near the Las Flores plant, had an excess supply of natural gas. IC Power identified these and other potential synergies and, since its acquisition of the Las Flores facility, has been able to significantly improve the operations and generation activities of Las Flores’ plant, while also maximizing the use of the Kallpa facility’s natural gas supply and transportation capabilities. IC Power’s acquisition of Puerto Quetzal serves as another example of the portfolio optimization efforts. In addition to providing IC Power with an attractive entry point into the Guatemalan market, one of the barges it acquired from Puerto Quetzal was recently redeployed to Panama to allow Kanan to take advantage of a short-term supply shortfall in the Panamanian power market. Additionally, in 2014, IC Power divested its 21% indirect equity interest in Edegel, one of Peru’s largest power generation companies. While the Edegel investment was a strong cash flow generator which helped to fund the initial stages of IC Power’s growth, it opted to sell this investment in order to redeploy the proceeds from such sale into projects in which it has a majority control and which it believes will have a better risk and return profile for its shareholders over the long-term.

Complement IC Power’s organic development with dynamic and disciplined acquisitions—IC Power seeks to invest in countries and/or assets where it can significantly increase its cash flows and optimize its operations. Therefore, in addition to greenfield developments, IC Power also seeks to enter into and/or expand its presence in attractive markets by acquiring controlling interests in operating assets to anchor IC Power’s geographical expansion. For example, IC Power acquired power generation assets in Nicaragua, Guatemala and Colombia, which represents its initial entry into these markets, through the acquisitions of (1) ICPNH, which provided IC Power with controlling interests in two HFO and two wind energy Nicaraguan generation companies, (2) Puerto Quetzal, which provided IC Power with three power barges with HFO generators (one of which was recently transferred to IC Power’s subsidiary Kanan to allow it to take advantage of supply shortfalls in the Panamanian power market), and (3) Surpetroil, a company that utilizes stranded natural gas reserves in its production of energy. Chile and Colombia represent important parts of IC Power’s growth strategy. IC Power continues to seek expansion in Chile and Colombia, and we expect that IC Power’s assets in these countries will provide it with the initial footprint from which to carry out IC Power’s organic development strategy in these two markets. Additionally, consistent with its strategy of maintaining controlling interests in its power generation assets, in May 2014, IC Power increased its equity ownership in JPPC (which has an aggregate 60 MW of installed capacity in two HFO generation units in Jamaica) from 16% to 100%, and in January 2015, it increased IC Power’s equity ownership in Nejapa (which has 140 MW of installed capacity at an HFO power generation facility in El Salvador) from 71% to 100%. IC Power will continue to seek to leverage its acquisitions of assets in new markets and/or of assets utilizing a broad range of technologies (which may include new fuels, such as solar power) to generate attractive risk-adjusted returns.

Continue to enter into long-term PPAs with credit-worthy counterparties—In the year ended December 31, 2015, IC Power’s generation companies made 89% of its aggregate energy sales (in GWh) pursuant to PPAs, many of which are denominated in, or linked to, the U.S. Dollar. IC Power’s strategy of generating strong and predictable cash flows from long-term PPAs has enabled it to successfully secure financing for its greenfield projects from a diverse international lender base to fund its development and construction projects. IC Power’s generation companies seek to enter into long-term capacity PPAs prior to committing to a new project so as to accurately determine expected cash flows and margins of a particular asset, which facilitates its financing. For example, although the CDA plant is yet to reach its COD, CDA has sourced and entered into three long-term PPAs beginning in 2016, 2018 and 2022 for a significant portion of its expected capacity, contracting most of the estimated firm energy it expects to generate between 2018 and 2027. The expected cash flows associated with such PPAs contributed to CDA’s attractive credit profile, which supported the financing of CDA’s plants development. Similarly, the Peruvian government has guaranteed capacity payments for 600 MW of the expected capacity of Samay I’s plant for a 20-year period at rates above regulated capacity rates, which also provided support for the financing of the plant’s development. IC Power continues to seek to enter into, or renew, its long-term PPAs. For example, in 2015, Kallpa entered into a 10-year PPA with Southern Peru Copper Corporation to provide 120 MW of capacity. In addition to significantly improving IC Power’s access to financing with no or limited recourse, its strategy of contracting its assets’ energy and capacity significantly reduces IC Power’s exposure to changes in spot prices.

IC Power’s Industry Overview

Overview of Electricity Generation Industry

IC Power’s generation businesses operate in power utility markets in Latin America, Israel and the Caribbean, each of which are governed by different degrees of regulation and regulatory systems (as further explained below) and provide varying degrees of incentives for private investment. These markets are typically characterized by relatively high rates of growth of GDP and lower overall and per capita energy consumption, as compared with more developed markets.

In the Latin American and Caribbean markets that IC Power serves, the power utility market regulation generally allows for the sale and delivery of power from power generators (private or state-owned) to distribution companies (private or state-owned) and to non-regulated consumers. Israel, another market that IC Power serves, has recently undergone significant structural changes. Until July 2013, when OPC commenced commercial operations as the first IPP in Israel, the IEC, a state-owned entity, operated as the sole large-scale provider of electricity in the country. Since then, other IPPs have begun operating in Israel and several other IPPs are expected to enter this market.

In the countries in which IC Power’s generation businesses operate, there is typically structural segregation between the companies involved in power generation and the companies involved in power transmission and distribution. In most of these countries, the government operates the power grid, and transmission services are provided on an open access basis (i.e. the transmission company must transmit power through the grid, and in exchange, the transmission company charges a transmission rate set by the supervisory authority or resulting from a competitive process). In the markets where private and state-owned entities compete in the power generation sector, transmission and distribution services are conducted subject to exclusive franchises, effectively regulating the transmission and distribution operations.

Although operating permits are required in each of the countries in which IC Power operates, the markets in these countries generally have no material regulatory barriers to entry. The financial resources required to enter these markets and the significant costs associated with the construction of power facilities, however, pose barriers to entry.

The following discussion sets forth a brief description of the key electricity generation markets in which IC Power’s generation companies operate.

Peru

The power utility market in Peru is currently IC Power’s primary market of operation and, driven by the growth in GDP and the expansion of energy coverage, Peruvian energy consumption has grown in recent years. According to the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática—INEI), Peru had a population of approximately 31 million as of December 31, 2014. According to the World Bank, Peruvian GDP grew by 2.4% and 5.8% in 2014 and 2013, respectively. An increase in domestic demand, resulting from growth in the overall economic activity of Peru, an increase in the population’s income and consumption and an increase in investment in infrastructure, has also led to an increase in investments in value-added manufacturing processes to create products to serve the domestic market and for export. In addition, the availability and extraction of natural resources, in particular metals, has led to increased energy-intensive mining activity, which, according to MINEM, has supported the increase in Peru’s energy consumption from 29,492 GWh in 2010 to 39,509 GWh in 2015, representing a compound average growth rate of 6%. Nonetheless, the generation capacity in Peru is expected to increase at a faster rate than the demand for such electricity, resulting in an oversupply of capacity in the Peruvian market, which may result in downward pressure on negotiated and spot energy and capacity prices in Peru in the short- to medium-term.

The following chart presents a breakdown of installed capacity in Peru based on generation technology and fuel source, as of December 31, 2015:

Installed Capacity by Generation Technology	Installed Capacity by Fuel Source

The power utility market in Peru has experienced significant changes in the past 20 years, as a result of privatizations following structural reforms initiated in 1992. In that context, the Peruvian power industry underwent a structural reform characterized by: (1) the enactment of a new regulatory model under the Electricity Concessions’ Law (Ley de Concesiones Eléctricas), or Law 25844; (2) the restructuring and reorganization of the vertically integrated state owned power utilities into non vertically integrated generation, transmission and distribution companies; (3) the privatization of most of the restructured state owned utilities; (4) the promotion of private investment; (4) the regulation of the remuneration model for distribution and transmission activities based on cost-efficient standards; (5) the creation of an “open access” principle for the use of transmission and distribution networks; (6) the creation of a compensation system between generators that operates independently from contractual arrangements; and (7) the segmentation of power consumers as “regulated” and “non-regulated,” the latter being entitled to directly contract the supply of electricity from generators. From a regulatory perspective, the Peruvian system has split the regulatory roles among an independent regulator, OSINERGMIN, a policy body, the MINEM, and a market operator that is a private entity, COES. The structure and its separation have remained constant since the start of the reforms in 1992 and the economic model (i.e., marginal cost system) upon which the reform has been built is effectively embedded in the general electricity laws of Peru, providing long-term economic stability for investment.

The Law to Ensure Effective Development of Power Generation (Ley para Asegurar el Desarrollo Eficiente de la Generación Eléctrica), or Law 28832, and together with Law 25844, the General Electricity Laws of Peru, introduced further changes to the power utility market and strengthened the model, mainly aiming to: (1) maintain the economic principles used in Law 25844 and add new measures to facilitate competition in the wholesale market; (2) reduce government intervention in establishing power generation tariffs; (3) allow power generation tariffs for regulated power consumers to reflect a competitive market, facilitating the construction of new generation plants when required; and (4) ensure a sufficient supply of power by reducing the power system’s exposure to the risks of high prices and rationing inherent to situations of undersupply of natural gas or transportation congestion. Law 28832 was approved as a consequence of a severe crisis in the Peruvian electricity market that resulted from, among other causes, OSINERGMIN defining the tariff at which distribution companies purchased electricity to supply to regulated customers at levels that did not reflect market conditions and were not attractive for generators to sell to distribution companies. The changes introduced by this law strengthened the model and incorporated mechanisms to effectively transfer risks from generators to end users that were not contemplated when the reforms were approved in 1992.

The reforms of 1992, together with the Peruvian Constitution of 1993, liberalized ownership across the Peruvian electricity sector and opened it to private investment, effectively eliminating any ownership restriction based upon nationality (except within 50 km of Peru’s international land borders, where certain restrictions apply) or otherwise. The privatization and concession award process was structured based upon the need to attract foreign investment and expertise that the country lacked. As a result of such ownership rules, the majority shareholders of almost all the private companies acting in the Peruvian electricity market are controlled by foreign investors. The second largest investors in the electricity sector are the Peruvian private pension funds administrated by the Private Pension Funds Administrators, or the AFPs.

Since 1992, the Peruvian market has been operating based upon a “marginal generation cost” system. Such system is embedded in the general electricity laws of Peru and is administrated by COES. In such capacity the COES has as its main mandate the satisfaction of all the demand for electricity at any given time (i.e., periods of 15 minutes each) with the most efficient generation assets available at such time, independently of contractual arrangements between generators and their clients. For this purpose, the COES determines which generation facilities will be in operation at any given time with an objective of minimizing the overall system energy cost. Energy units are dispatched (i.e., ordered by the COES to inject energy into the system) on a real-time basis; units with lower variable generation costs are dispatched first and then other less efficient generation units will be dispatched, until the electricity demand is satisfied.

The variable cost for the most expensive generation unit dispatched in each 15-minute time period determines the price of electricity in such time period for those generation companies that sell or buy power on the spot market price during such time period. The COES determines, for each such 15-minute period, the spot market at which such transactions among generators take place and acts as a clearinghouse of all such transactions.

Generation companies in the Peruvian electricity market sell their capacity and energy under PPAs or in the spot market. The principal consumers under PPAs are distribution companies and non-regulated consumers. Under regulations governing the Peruvian power sector, customers with a capacity demand above 2,500 kW participate in the unregulated power market and can enter into PPAs directly with generation companies at freely-negotiated prices. Customers with a capacity demand between 200 kW and 2,500 kW may choose to participate in the unregulated power market or contract as a regulated client with a distribution company. PPAs to sell capacity and energy to distribution companies for resale to regulated customers must be made at fixed prices based on public bids received by the distribution companies from generation companies or at the applicable bus bar tariff set by the OSINERGMIN. Generation companies are authorized to buy and sell capacity and energy in the spot market to cover their needs and their commitments under their PPAs. Customers that are entitled to participate in the unregulated power market must enter into PPAs with generation or distribution companies covering all their electricity demand as they are not allowed to purchase energy or capacity directly in the spot market.

For further information on Peru’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Peruvian Electricity Sector.”

The following table sets forth a summary of energy sales in the Peruvian market for the periods presented:

	Energy Sales
	Under PPAs
Year Ended December 31,	Distribution	Unregulated
	(GWh)
2011	17,888	13,904
2012	18,961	14,661
2013	19,880	15,841
2014	20,663	16,465
2015	21,988	17,521

The demand for power and electricity in Peru is served by a variety of generation companies, including IC Power’s subsidiary Kallpa, Edegel, a subsidiary of Enel, ElectroPerú, a state-owned generation company whose primary generation facilities are hydroelectric plants, EnerSur S.A., a subsidiary of Engie S.A., and Duke Energy Egenor S. en C. por A., a subsidiary of Duke Energy Corp.

The following table sets forth a summary of the principal generation companies in Peru, indicating their capacity by type of generation, as of December 31, 2015:

	Capacity as of December 31, 2015
	Hydro	Combined Cycle- Natural Gas	Open- Cycle Natural Gas	Dual Fuel	HFO	Coal	Other	Total	Percentage of Installed Capacity
	(MW)								(%)
EnerSur	137	806	—	497	156	142	—	1,738	18
Edegel	783	484	313	106	—	—	—	1,686	18
Kallpa IC Power	—	870	193	—	—	—	—	1,063	11
ElectroPerú	898	—	—	—	13	—	—	911	9
Egenor	359	—	175	—	—	—	16	550	6
Other generation companies	1,526	570	306	416	387	—	464	3,669	38

Total	3,703	2,730	987	1,019	556	142	480	9,617	100

Israel

According to the Israel Central Bureau of Statistics, Israel had a population of approximately 8 million as of December 31, 2014. According to the Israel’s Central Bureau of Statistics, Israeli GDP grew by 2.8% and 3.2% in 2014 and 2013, respectively. Demand for electric power has increased in Israel in recent years due to, among other reasons, population growth, higher living standards and climate change.

Israel’s power generation units utilize fossil fuels almost exclusively. As of December 31, 2015, the installed capacity in Israel was approximately 16,789 MW, of which 10,645 MW is fueled by natural gas based upon information available from IEC’s financial report for 2014 and the EA.

The following charts present a breakdown of installed capacity in Israel based on fuel source as of December 31, 2015:

Installed Capacity by Fuel Source

Until July 2013, the state-owned IEC operated as the sole large-scale provider of electricity in Israel. However, EA incentives have encouraged private investments in the Israeli power generation market and OPC and other IPPs now operate in the market with significant capacity. For example, in May 2014, Dorad Energy Ltd., or Dorad, became the second IPP to commence commercial operations in Israel, adding capacity of 860 MW to the Israeli power market. In July 2015, the first of two units of the power plant of Dalia Power Energies Ltd., or Dalia Power Energies, reached its COD. In September 2015, the second unit reached its COD, adding, together with the first unit, 910 MW to the Israeli power market. Several other IPPs are in the process of constructing power plants, and are expected to reach their COD in the coming years.

As of December 31, 2015, OPC had installed capacity of 440 MW, representing approximately 3% of Israel’s installed capacity and 19% of the installed capacity of IPPs (excluding self-generators), which had an aggregate installed capacity of approximately 2,334 MW as of December 31, 2015, according to the EA.

Sales of IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff issued by the EA and denominated in New Israeli Shekels. The EA operates a Time of Use tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day.

Within Israel, the price of energy varies by season and demand period, with tariffs varying based upon the season—summer (July, August), winter (January, February, December) and transition (March-June, September-November)—and demand (peak, shoulder and off-peak). Generally, the tariffs in the winter and summer seasons are higher than those in the transition season, making Israeli power generators, including OPC, more profitable, generally, in the winter and summer months, as compared to other months of the year.

The following tables set forth the tariffs and consumption blocks for each of the seasons set forth below, as of September 2015, which is the last month in which the EA has published final tariffs:

	Regulated “Generation Component” Tariff
	Winter	Transition	Summer
	(NIS per MWh)
Peak	647	282	713
Shoulder	371	217	268
Off-Peak	195	166	165

Weighted tariff		265

	Hours per Consumption Block[1]
	Winter	Transition	Summer
	(Hours)
Peak	404	2,002	308
Shoulder	208	906	308
Off-Peak	1,548	2,204	872

1.	The hours per consumption block may vary due to changes in the dates of weekdays, weekends and public holidays.

For information on the risks associated with the indexation of OPC’s revenues and cost of sales to the EA’s generation component tariff and its potential impact on OPC’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to IC Power—The production and profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory environment.”

The following table sets forth a summary of energy sales in the Israeli market for the periods presented:

Energy Sales
Year Ended December 31,	Distribution
(GWh)
2011	53,100
2012	57,900
2013	56,900
2014	58,296

IEC has been classified by the Electricity Sector Law as an “essential service provider” and, as such, is subject to basic obligations concerning the proper management of the Israeli power utility market. These obligations include the filing of development plans, management of Israel’s power system, management of Israel’s power transmission and distribution systems, provision of backup and infrastructure services to IPPs and consumers, and the purchase of power from IPPs. The IEC also transmits and distributes all of the electricity in Israel.

For further information on Israel’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector.” For information on the risks related to changes in Israel’s regulatory environment, see “Item 3.D Risk Factors—Risks Related to IC Power—The production and profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory environment.”

Nicaragua

According to the World Bank, Nicaragua had a population of approximately 6 million as of December 31, 2014. According to the International Monetary Fund, Nicaraguan GDP grew by an estimated 4.0% and 4.6% in 2014 and 2013, respectively.

Nicaragua’s interconnected power system has an installed capacity of approximately 1,058 MW, consisting of thermal, wind, hydroelectric, geothermal and biomass power stations using HFO or diesel, which accounted for 56%, 18%, 11%, 8% and 6%, respectively, of Nicaragua’s capacity as of December 31, 2015 according to CNDC. Nicaragua is part of the SIEPAC, thereby permitting the creation of a Central American wholesale power generation market. For information on Nicaragua’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Nicaraguan Electricity Sector.”

The following table sets forth a summary of capacity and energy sales in the Nicaraguan market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2011	702	112	3,353	130
2012	728	72	3,536	91
2013	740	72	3,695	133
2014	749	72	3,933	140
2015	736	79	4,051	185

Guatemala

According to the World Bank, Guatemala had a population of approximately 16 million as of December 31, 2014. According to the International Monetary Fund, Guatemalan GDP grew by 4.0% and 3.7% in 2014 and 2013, respectively.

Guatemala’s interconnected power system has an installed capacity of approximately 3,174 MW, consisting of hydro, thermal and other technologies, which accounted for 33%, 62%, and 5%, respectively, of Guatemala’s capacity as of December 31, 2015 according to the Guatemalan electricity wholesale market administrator, or AMM (Administrador del Mercado Mayorista).

Guatemala, which is also a member of the SIEPAC, was a net exporter of energy in 2015.

All capacity sales in Guatemala are made pursuant to PPAs. The following table sets forth a summary of capacity and energy sales in the Guatemalan market for the periods presented:

	Capacity Sales	Energy Sales
Year Ended December 31,	Under PPAs	Under PPAs	Spot Market
	(MW)	(GWh)
2011	1,491	7,286	1,019
2012	1,533	7,500	1,056
2013	1,564	7,394	1,785
2014	1,635	8,223	1,899
2015	1,672	8,984	1,502

El Salvador

According to the World Bank, El Salvador had a population of approximately 6 million as of December 31, 2014. According to the Consultants for Corporate Development (Consultores para el Desarrollo Empresarial), Salvadorian GDP grew by 1.8% and 1.7% in 2014 and 2013, respectively.

Hydroelectric plants accounted for 31% of El Salvador’s capacity as of December 31, 2015 and geothermal plants accounted for 13%, based upon information available from the SIGET. The remaining 56% of El Salvador’s capacity is provided by thermal plants powered by HFO, diesel and bio-mass.

Prior to August 2011, a market for capacity sales did not exist and consumers of electricity, including non-regulated consumers, purchased only energy. However, as a result of regulatory changes, and similar to generation companies operating in the Peruvian market, Salvadorian generation companies sell capacity and energy under PPAs or in the spot market. For further information on these reforms and El Salvador’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Salvadorian Electricity Sector.”

The following table sets forth a summary of capacity and energy sales in the Salvadorian market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2011	555	404	2,745	3,011
2012	655	332	3,122	2,761
2013	715	285	3,823	2,177
2014	764	271	4,176	1,891
2015	515	581	3,828	2,482

Panama

According to the World Bank, Panama had a population of approximately 4 million as of December 31, 2014. According to the International Monetary Fund, Panamanian GDP grew by 6.2% and 8.4% in 2014 and 2013, respectively.

Panama’s interconnected power system had an installed capacity of approximately 2,844 MW, mainly consisting of hydro, thermal, coal and other technologies, which accounted for 57%, 32%, 4% and 6%, respectively, of Panama’s capacity as of December 31, 2015, according to CND.

The following table sets forth a summary of capacity and energy sales in the Panamanian market for the periods presented:

	Energy Sales
Year Ended December 31,	Under PPAs	Spot Market
	(GWh)
2011	6,696	2,053
2012	7,217	1,884
2013	7,359	2,615
2014	7,542	3,193
2015	8,858	2,656

An energy deficit has accumulated in Panama’s generation market, and such deficit has recently increased as a result of an extended dry season, which led to increased electricity shortages. For example, in 2014, as an emergency measure, the Panamanian government called for an emergency bid to attempt to cover electricity shortfalls in the short-term. IC Power submitted a bid in response to this request and, in October 2014, Kanan was awarded a five-year contract to supply energy in Panama in connection with the Panamanian government’s effort. As a result of Panama’s energy deficit, the Panamanian government may solicit additional bids in the future and IC Power may submit a bid and further expand its operations in Panama in connection with such requests.

Bolivia

According to the World Bank, Bolivia had a population of approximately 11 million as of December 31, 2014. According to the International Monetary Fund, Bolivian GDP grew by 5.2% and 6.8% in 2014 and 2013, respectively.

Based upon information available from the CNDC, Bolivia’s national dispatch committee, as of December 31, 2015, thermal plants fueled by natural gas accounted for 72% of Bolivian capacity and hydroelectric plants accounted for 25%. As of December 31, 2015, thermal plants in Bolivia had capacity of 1,446 MW and hydroelectric plants in Bolivia had a capacity of 483 MW, according to the CNDC.

Following the nationalization of Guaracachi, Valle Hermoso and Corani in May 2010 by the Bolivian government, all of the generation companies currently developing power projects in Bolivia are government-owned entities. It is unclear whether the Bolivian government will continue nationalizing entities involved in its power utility market and it is unclear whether such nationalization (if any) would be adequately compensated for by the Bolivian government. For further information on the Bolivian government’s acts of nationalization, see “Item 3.D Risk Factors—Risks Related to IC Power—The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

In December 2011, the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. For further information on risks related to IC Power’s inability to renew, enter into, or replace long-term PPAs, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power’s generation companies may not be able to enter into, or renew existing, long-term contracts for the sale of energy and capacity, contracts which reduce volatility in IC Power’s results of operations.” For further information on Bolivia’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Bolivian Electricity Sector.”

Bolivian generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Bolivian market for the periods presented:

	Capacity Sales		Energy Sales
	Under PPAs	Spot Market	Under PPAs	Spot Market
Year Ended December 31,	Unregulated		Unregulated
	(MW)		(GWh)
2011	47	1,005	368	5,934
2012	43	1,060	369	6,236
2013	47	1,119	368	6,645
2014	44	1,254	357	7,121
2015	47	1,317	360	7,583

In Bolivia, wages are periodically increased by governmental decree and, as a result, labor costs, which already represent a significant portion of the operating expenses of Bolivian generation and distribution companies, are expected to continue to increase and represent a greater portion of generation expenses.

Chile

According to the World Bank, Chile had a population of approximately 18 million as of December 31, 2014. According to the Central Bank of Chile (Banco Central de Chile), Chilean GDP grew by 1.8% and 4.3% in 2014 and 2013, respectively.

Two of Chile’s four power systems represent a significant portion of its 20,076 MW electricity market. The largest of such systems is the Central Interconnected System, or the SIC, which has a capacity of 15,411 MW, primarily consisting of coal-based power stations, hydroelectric stations, dual-fueled power stations using liquid natural gas or diesel and wind farms and solar power stations which accounted for 16%, 41%, 33% and 11%, respectively, of the SIC’s capacity as of December 31, 2015. The SIC serves approximately 93% of the Chilean population. The other power system is the SING, which has a capacity of 4,165 MW and serves approximately 6% of the Chilean population.

In 1982, Chile became the first country in the region to adopt the marginal generation cost system. Chile still uses the marginal generation cost system to ensure demand for power is met at the minimum system cost. For further information on Chile’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Chilean Electricity Sector.”

The following table sets forth a summary of capacity and energy sales in the SIC for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2011	4,663	1,205	38,364	5,440
2012	4,754	1,438	36,966	9,315
2013	5,351	1,334	41,147	6,630
2014	5,832	1,248	44,234	8,032
2015	5,853	1,253	44,772	8,130

Dominican Republic

According to the Dominican Republic’s National Statistics Office (Oficina Nacional de Estadística), the Dominican Republic had a population of approximately 10 million as of December 31, 2014. According to the Dominican Central Bank (Banco Central de la República Dominicana), the Dominican Republic’s GDP grew by 7.3% and 4.8% in 2014 and 2013, respectively; the significant growth in 2014 primarily resulted from the decline in international fuel prices.

Based upon information available from the Coordinating Body (Organismo Coordinador), or OC, as of December 31, 2015, HFO plants accounted for 48% of the Dominican capacity and hydroelectric plants accounted for 16%. The remainder of Dominican capacity is provided by open-cycle and combined-cycle plants fueled by natural gas, and thermal plants fueled by coal and natural gas. As of December 31, 2015, thermal plants in the Dominican Republic had a capacity of 3,732 MW, hydroelectric plants in the Dominican Republic had a capacity of 612 MW and wind plants had a capacity of 85 MW, according to the OC.

The large-scale theft of power from the grid is prevalent in the Dominican Republic. Since generation and distribution companies do not pass through the cost associated with such theft to consumers, the government must provide significant subsidies to these companies. For information on the Dominican Republic’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Dominican Republic Electricity Sector.”

Dominican generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Dominican market for the periods presented:

	Capacity Sales			Energy Sales
	Under PPAs		Spot Market	Under PPAs		Spot Market
Year Ended December 31,	Distribution	Other Unregulated		Distribution	Other Unregulated
	(MW)			(GWh)
2011	1,377	111	529	9,877	1,107	2,615
2012	1,429	238	634	11,084	1,792	2,657
2013	1,676	212	569	10,929	2,164	3,114
2014	1,453	163	822	10,045	1,389	4,109
2015	1,110	183	1,010	9,411	1,557	4,268

Jamaica

According to the World Bank, Jamaica had a population of approximately 3 million as of December 31, 2014. According to the Statistical Institute of Jamaica, Jamaican GDP decreased by 0.5% and grew by 0.2% in 2014 and 2013, respectively . Jamaica’s interconnected power system has an installed capacity of approximately 935 MW, consisting of thermal and renewable technologies, which accounted for 94% and 6%, respectively, of Jamaica’s capacity as of December 31, 2015, according to the Jamaica Public Service Company.

The following table sets forth a summary of capacity and energy sales in the Jamaican market for the periods presented:

	Capacity Sales	Energy Sales
Year Ended December 31,	Under PPAs	Under PPAs
	(MW)	(GWh)
2011	789	4,137
2012	854	4,135
2013	854	4,142
2014	938	4,107
2015	935	4,209

Colombia

According to the World Bank, Colombia had a population of approximately 48 million as of December 31, 2014. According to the Colombian National Administrative Department of Statistics, Colombia’s GDP grew by 4.6% and 4.9% in 2014 and 2013, respectively.

Colombia’s interconnected power system has an installed capacity of approximately 16,342 MW, consisting of hydro, thermal plants, minor plants and cogenerators, which accounted for 66%, 29%, 4% and 1%, respectively, of Colombia’s capacity as of December 31, 2015, according to UPME.

The following table sets forth a summary of energy sales and consumption in the Colombian market for the periods presented:

	Energy Sales		Energy Consumption
Year Ended December 31,	Under PPAs	Spot Market	Regulated	Unregulated
	(GWh)		(GWh)
2011	62,179	16,787	38,231	18,536
2012	67,183	17,016	39,175	19,800
2013	71,375	14,948	40,282	20,237
2014	69,846	15,544	42,323	20,867
2015	71,549	16,905	44,629	21,187

Overview of Electricity Distribution Market

Guatemala

Background

During the 1970s, the Guatemalan government was the only distributor of electricity in Guatemala through Instituto Nacional de Electrificación, or INDE, and Empresa Eléctrica de Guatemala, S.A., or EEGSA. In the next two decades, the Guatemalan electricity sector became increasingly privatized, and in 1994, the Guatemalan government adopted a new law to deregulate and privatize the Guatemalan electricity industry in order to encourage privately funded growth. In 1996, the Guatemalan government adopted the Ley General de Electricidad (General Electricity Law), which created a legal and regulatory framework designed to reduce government intervention and attract private investment into the sector.

Operations and regulations

Guatemalan distribution companies acquire electricity through PPAs from generation facilities and then deliver electricity through low-voltage and medium-voltage transmission lines to regulated customers and large users and perform a range of related services such as metering, billing and management. Distribution companies also collect tolls from large users for their use of the transmission grid.

The General Electricity Law provides that transmission companies and distribution companies must permit physical connections to the transmission and distribution systems for all customers. Large users are entitled to receive electricity from any source and transmission and distribution companies must allow such electricity to pass through their transmission and distribution lines. Distribution and transmission companies are entitled to collect distribution tariffs and transmission tolls for the use of their systems. Failure to provide such access by a transmission or distribution company may lead to fines and ultimately to the termination of such company’s distribution authorization.

There are three large distribution companies authorized to distribute electricity in Guatemala: EEGSA, which serves Guatemala City, Sacatepéquez and Escuintla (urban areas), and DEORSA and DEOCSA (which operate under the brand name “Energuate”). Guatemala has an electricity distribution market model that supports free access to any person or legal entity that fulfils the requirements of the General Electricity Law. Authorizations for distribution services are granted on a non-exclusive basis for specific geographic areas and have terms of up to 50 years. Although authorizations to provide distribution services are non-exclusive, the investment required to establish a competing distribution system is a substantial barrier to entry. In addition to these large distribution companies, there are approximately 15 municipal distributors operating in the AMM.

Distribution companies are required to have PPAs in place with generation companies for the supply of sufficient electricity for the current year and the next year. Each year, the electricity regulator estimates the demand for each distribution company for the period from May 1 through April 30 of the following year. Each distribution company is then required to establish its own projection of demand for the following period from May 1 through April 30.

The industry is regulated by MEM, CNEE and AMM. The MEM is responsible for enforcing the General Electricity Law and the related regulations and for the coordination of policies between CNEE and the AMM. The CNEE acts as the technical arm of the MEM and determines the transmission and distribution tariffs while ensuring compliance with electricity laws. The AMM is a private entity that coordinates the operation of the generation facilities and international interconnections and transmission lines that form the National Electricity System. The AMM is responsible for the safety and operation of the National Electricity System, performing economically efficient dispatch, and managing electricity resources in a manner that seeks to minimize operating costs, including failure costs within restrictions imposed by the transmission system and service quality requirements.

For further information on distribution tariffs, see “–Distribution Segment—Energuate—Regulation of Distribution Companies.”

For further information on macroeconomic conditions in Guatemala, see “—Overview of Electricity Generation Sector—Guatemala.”

IC Power’s Description of Operations

Generation Operations

IC Power’s generation operations are focused in Latin American and Caribbean markets—primarily Peru—that are characterized by relatively high rates of GDP growth and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power commenced commercial operations in Israel, operating the first large-scale private power plant in the country. Collectively, IC Power’s operations had a capacity of 2,665 MW as of December 31, 2015, and a capacity of 3,867 MW, assuming the completion of IC Power’s construction projects, which includes its CDA and Samay I projects in Peru, and Kanan in Panama. IC Power’s portfolio includes power generation plants that operate on a range of fuel sources, including natural gas, hydroelectric, HFO, diesel, wind and solar.

IC Power owns, operates and develops power plants to generate and sell electricity to distribution companies and unregulated consumers under long-term PPAs and to the spot market. IC Power’s largest generation asset is its Kallpa facility, a combined-cycle plant in Peru that includes three gas-fired generation turbines and is the largest power plant in Peru, in terms of capacity. In 2015, 89% of IC Power’s generation businesses’ energy and capacity sales were pursuant to long-term PPAs, reducing IC Power’s exposure to fluctuating electricity and fuel prices. During the year ended December 31, 2015, IC Power’s generation businesses sold 6,366 GWh of electricity, representing 41% of volume sold, to distribution companies, 7,382 GWh of electricity, representing 48% of volume sold, to consumers in the unregulated markets and 1,645 GWh of electricity, representing 11% of volume sold, in the spot markets. IC Power’s generation businesses sold 15,393 GWh of electricity during the year ended December 31, 2015. During the year ended December 31, 2015, IC Power’s operations in Peru generated 35% of IC Power’s consolidated revenues and 47% of IC Power’s Adjusted EBITDA.

The following charts set forth the relative percentages of IC Power’s generation companies installed capacity by energy source as of December 31, 2015, and its expected installed capacity by energy source, as adjusted to assume the completion of IC Power’s assets in advanced stages of construction (the CDA, Samay I and Kanan assets), and excluding additional capacity which may become available through other acquisitions or projects that IC Power may complete in the second half of 2016 or other potential changes to its capacity:

Actual Installed Capacity by Energy Source (as of December 31, 2015)[1]	Expected Installed Capacity by Energy Source (H2 2016)[2]

2,665 MW	3,867 MW2

1.	IC Power’s dual-fueled assets, OPC, Samay I and Colmito, are categorized as natural gas, diesel and natural gas, respectively. AIE is categorized as natural gas.
2.	Does not include the 135 MW cogeneration power station to be developed by AIE as a greenfield project. Construction of this plant is expected to commence in mid-2016 and COD is expected in the second half of 2018.

The following charts set forth the relative percentage of IC Power’s installed capacity by segment as of December 31, 2015, and its expected installed capacity by segment, as adjusted to assume the completion of its assets in advanced stages of construction (the CDA, Samay I and Kanan assets), and excluding additional capacity which may become available through other acquisitions or projects that IC Power may complete in the second half of 2016 or other potential changes to its capacity:

Actual Installed Capacity by Segment (as of December 31, 2015)	Expected Installed Capacity by Segment (H2 2016)[1]

2,665 MW	3,867 MW1

1.	Does not include the 135 MW cogeneration power station to be developed by AIE as a greenfield project. Construction of this plant is expected to commence in mid-2016 and COD is expected in the second half of 2018.

The following table sets forth summary financial information for IC Power’s generation subsidiaries and associates for the year ended December 31, 2015:

	Year Ended December 31, 2015
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding debt[2]	Net debt[3]
		($ millions)
Peru segment
Kallpa	75	$448	$279	$152	$416	$388
Assets in advance stages of construction
CDA	75	—	—	—	536	519
Samay I	75	—	—	—	285	253
Israel segment
OPC	80	318	235	79	383	255
AIE	100	8	7	—	—	—
Central America segment
ICPNH[4]	61-65	111	73	36	99	76
Puerto Quetzal[5]	100	109	94	10	15	7
Nejapa[6]	100	100	85	12	6	(3)
Cenergica	100	17	13	4	1	(1)
Assets in advance stages of construction
Kanan	100	—	—	—	—	(3)
Other segment
COBEE	100	43	18	21	69	50
Central Cardones	87	14	2	10	44	39
Colmito	100	28	25	3	16	15
CEPP	97	39	31	6	13	8
JPPC[7]	100	45	41	2	5	1
Surpetroil[8]	60	8	6	1	3	2
Inkia & Other[9]	100	1	—	(4)	565	273
IC Power & Other[10]	100	—	—	(6)	109	24

Total		$1,289	$909	$326	$2,565	$1,903

1.	“Adjusted EBITDA” for each entity for the period is defined as income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.

7.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	Outstanding debt includes Inkia for $448 million and $117 million for IC Power Distribution Holdings.
10.	Includes $12 million of outstanding IC Power debt and $97 million of ICPI debt.

The following tables set forth a reconciliation of income (loss) to Adjusted EBITDA for IC Power’s generation subsidiaries for the year ended December 31, 2015:

	Kallpa	CDA	Samay I	OPC	AIE Hadera	ICPNH	Puerto Quetzal
	($ millions)
Income (loss)	$43	$(8)	$(4)	$20	$2	$17	$2
Depreciation and amortization	50	—	—	26	—	10	3
Finance expenses, net	36	3	3	26	(3)	9	2
Income tax expense (benefit)	23	5	1	7	1	—	3

Adjusted EBITDA	$152	$—	$—	$79	$—	$36	$10

	Nejapa	Cenérgica	Kanan	COBEE	Central Cardones	Colmito
	($ millions)
Income (loss)	$4	$2	$—	$10	$3	$1
Depreciation and amortization	4	1	—	4	4	1
Finance expenses, net	—	—	—	5	2	1
Income tax expense (benefit)	4	1	—	2	1	—

Adjusted EBITDA	$12	$4	$—	$21	$10	$3

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total
	($ millions)
Income (loss)	$3	$(2)	$(1)	$(32)	$(7)	$53
Depreciation and amortization	3	4	3	6	—	119
Finance expenses, net	(1)	1	—	20	—	104
Income tax expense (benefit)	1	(1)	(1)	2	1	50

Adjusted EBITDA	$6	$2	$1	$(4)	$(6)	$326

The tables below set forth a reconciliation of net debt to total debt for IC Power’s generation subsidiaries.

	Kallpa	CDA	Samay I	OPC	AIE Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica
	($ millions)
Total debt	$416	$536	$285	$383	$—	$99	$15	$6	$1
Cash	28	17	32	128	—	23	8	9	2

Net Debt	$388	$519	$253	$255	$—	$76	$7	$(3)	$(1)

	Kanan	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP& Other	Total
	($ millions)
Total debt	—	$69	$44	$16	$13	$5	$3	$565	$109	$2,565
Cash	3	19	5	1	5	4	1	292	85	662

Net Debt	$(3)	$50	$39	$15	$8	$1	$2	$273	$24	$1,903

The following table sets forth summary financial information for IC Power’s generation subsidiaries as of and for the year ended December 31, 2014:

	Year Ended December 31, 2014
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA[1]	Outstanding debt[2]	Net debt[3]
		($ millions)
Peru segment
Kallpa	75	$437	$270	$154	$453	$428
Assets in advanced stages of construction
CDA	75	—	—	—	444	338
Samay I	75	—	—	—	145	11
Israel segment
OPC[4]	80	413	252	153	419	231
Central America segment
ICPNH[5]	61-65	125	98	22	108	92
Puerto Quetzal[6]	100	33	29	3	32	14
Nejapa[7]	71	132	119	11	—	(23)
Cenérgica	100	18	14	4	—	(4)
Assets in advanced stages of construction
Kanan	100	—	—	—	—	(4)
Other
COBEE	100	41	18	19	85	43
Central Cardones	87	11	2	7	48	44
Colmito	100	38	36	2	20	19
CEPP	97	73	56	16	30	22
JPPC[8]	100	41	39	1	8	4
Surpetroil[9]	60	9	3	5	3	2
Inkia & Other[10]	100	1	—	1	447	262
ICP & Other[11]	100	—	—	(3)	106	78

Total		$1,372	$936	$395	$2,348	$1,557

1.	“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, financing expenses, net, income tax expense (benefit) and asset write-off, excluding share in income (loss) from associates, gain on bargain purchase, measurement to fair value of pre-existing share and net income from discontinued operations, net of tax (excluding dividends received from discontinued operations).
2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Reflects tariffs in 2014, which were higher than the applicable tariffs in 2015.
5.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
6.	Reflects 100% of Puerto Quetzal’s financial results from the date of consolidation (September 2014). Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
7.	Figures include amounts related to Nejapa’s branch and main office.
8.	Figures include JPPC and Private Power Operator Ltd. (an IC Power subsidiary that employs JPPC’s employees and performs administrative-related functions).
9.	Figures include Surpetroil and Surenergy S.A.S ESP (an IC Power subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
10.	Outstanding debt includes Inkia for $447 million.
11.	Includes $12 million of outstanding IC Power debt and $94 million of ICPI debt.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s generation subsidiaries for the year ended December 31, 2014:

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal
	($ millions)
Income (loss) for the year	$50	$(5)	—	$71	$6	$(1)
Depreciation and amortization	46	—	—	25	8	1
Financing expenses, net	35	—	—	31	7	1
Income tax expense (benefit)	23	(5)	—	26	1	2

Adjusted EBITDA	$154	$—	$—	$153	$22	$3

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	($ millions)
Income (loss) for the year	$4	$2	$9	$(1)	$—
Depreciation and amortization	5	1	4	4	1
Financing expenses, net	—	—	4	2	1
Income tax expense	2	1	2	2	—

Adjusted EBITDA	$11	$4	$19	$7	$2

	CEPP	JPPC	Surpetroil	Inkia & Other	ICP & Others	Total
	($ millions)
Income (loss) for the year	$9	$(2)	$2	$131	$(19)	$256
Depreciation and amortization	3	3	1	6	—	108
Financing expenses, net	1	1	1	23	12	119
Income tax expense (benefit)	3	(1)	1	(8)	4	63
Share in income (loss) from associates	—	—	—	(2)	—	(2)
Gain on bargain purchase	—	—	—	(68)	—	(68)
Asset write-off	—	—	—	35	—	35
Measurement to fair value of pre-existing share	—	—	—	(3)	—	(3)
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	—	—	(113)	—	(113)

Adjusted EBITDA	$16	$1	$5	$1	$(3)	$395

The tables below set forth a reconciliation of net debt to total debt for IC Power’s generation subsidiaries.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan	COBEE
	($ millions)
Total debt	$453	$444	$145	$419	$108	$32	$—	$—	$—	$85
Cash	25	106	134	188	16	18	23	4	4	42

Net debt	$428	$338	$11	$231	$92	$14	$(23)	$(4)	$(4)	$43

	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP & Others	Total
	($ millions)
Total debt	$48	$20	$30	$8	$3	$447	$106	$2,348
Cash	4	1	8	4	1	185	28	791

Net debt	$44	$19	$22	$4	$2	$262	$78	$1,557

The following table sets forth summary financial information for IC Power’s generation subsidiaries as of and for the year ended December 31, 2013:

	Year Ended December 31, 2013
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding debt		Net debt[2]
	($ millions)
Peru segment
Kallpa	75	$394	$239	$141	$365		$351
Assets in advanced stages of construction
CDA	100	—	—	—	109		52
Samay I	100	—	—	—	—		(28)
Israel segment
OPC[3]	80	187	139	43	487		424
Central America segment
Nejapa[4]	71	135	121	11	—		(17)
Cenérgica	100	12	6	6	—		(1)
Other
COBEE	100	41	18	18	50		31
Central Cardones	87	11	2	7	51		48
Colmito[5]	100	1	—	—	—		—
CEPP	97	92	69	21	38		28
Acter[6]	100	—	—	—	122		—
Inkia & Other[7]	100	—	—	—	447	[8]	295
ICP & Other	100	—	—	—	—		(40)

Total		$873	$594	$247	$1,669		$1,143

1.	“Adjusted EBITDA” for each entity for the period is defined as net income before depreciation and amortization, financing expenses, net and income tax expense, excluding share in income from associates, gain on bargain purchase and net income from discontinued operations, net of tax, excluding dividends received from discontinued operations.

Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of profitability since it does not take into consideration certain costs and expenses that result from each business that could have a significant effect on its net income, such as finance expenses, taxes, depreciation, capital expenses and other related charges.

The following tables set forth a reconciliation of net income from continuing operations to Adjusted EBITDA for IC Power’s generation subsidiaries for the year ended December 31, 2013:

	Kallpa	CDA	Samay I	OPC	Nejapa	Cenérgica	COBEE
	($ millions)
Net income (loss)(i)	$42	$(7)	$—	$6	$5	$4	$8
Depreciation and amortization	40	—	—	12	6	1	4
Financing expenses, net	33	1	—	22	—	—	3
Income tax expense	26	6	—	3	2	1	3

Adjusted EBITDA	$141	$—	$—	$43	$11	$6	$18

(i)	Reflects net income after elimination and consolidation adjustments.

	Central Cardones	Colmito	CEPP	Acter	Inkia & Other	ICP & Others	Total
	($ millions)
Net income(i)	$2	$—	$12	$—	$4	$—	$74
Depreciation and amortization	4	—	3	—	6	—	76
Financing expenses, net	1	—	1	—	19	—	80
Income tax expense	—	—	5	—	2	—	48
Share in income (loss) from associates	—	—	—	—	(2)	—	(2)
Gain on bargain purchase	—	—	—	—	(1)	—	(1)
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	—	—	—	(28)	—	(28)

Adjusted EBITDA	$7	$—	$21	$—	$—	$—	$247

(i)	Reflects net income after elimination and consolidation adjustments.

2.	Net debt is defined as total debt attributable to the relevant subsidiary, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The table below sets forth a reconciliation of net debt to total debt for IC Power’s generation subsidiaries.

	Kallpa	CDA	Samay I	OPC	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito	CEPP	Acter	Inkia & Other	ICP & Others	Total
	($ millions)
Total debt	$365	$109	$—	$487	$—	$—	$50	$51	$—	$38	$122	$447	$—	$1,669
Cash, short term deposits and restricted cash	14	57	28	63	17	1	19	3	—	10	122	152	40	526

Net debt	$351	$52	$(28)	$424	$(17)	$(1)	$31	$48	$—	$28	$—	$295	$(40)	$1,143

3.	Reflects tariffs in 2013, which were higher than the applicable tariffs in 2015.
4.	In January 2015, IC Power acquired Crystal Power’s 29% stake in Nejapa in connection with the settlement of IC Power’s shareholder dispute with Crystal Power. Figures include amounts related to Nejapa’s branch and main office.
5.	Reflects 100% of Colmito’s financial results from the date of consolidation (October 2013).
6.	Acter Holdings, the wholly-owned subsidiary that previously held IC Power’s indirect interest in Edegel prior to September 2014.
7.	Prior to the date of JPPC’s consolidation (May 2014), JPPC was an investment carried at cost basis, and any dividends were paid to Inkia were reflected in Inkia & Other during the relevant periods.
8.	Reflects Inkia’s outstanding debt.

The following table sets forth summary operational information for IC Power’s generation subsidiaries and its associated company for the year ended December 31, 2015:

	Year Ended December 31, 2015
Entity	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Gross energy generated (GWh)		Availability factor (%)	Average heat rate[3]	Average sales price ($ per MWh)	Average fuel cost ($ per MWh)
	Operating Companies
Peru segment
Kallpa	1,063	797	5,166		97	7,868	57	28
Israel segment
OPC	440	352	3,811		99	6,730	80	36
AIE[4]	18	18	26	[5]	58	4,630	53	40
Central America segment
ICPNH	185	117	1,095		90	8,926	99	51
Puerto Quetzal	179	179	673		94	9,107	113	74
Nejapa	140	140	440		96	9,591	117	83
Other
COBEE	228	228	1,081		89	13,594	39	16
Central Cardones	153	133	4		97	11,241	217	229
Colmito	58	58	27		99	9,221	95	114
CEPP	67	65	298		81	9,470	125	73
JPPC	60	60	445		86	7,989	101	69
Surpetroil	20	12	43		96	13,829	104	38
Pedregal	54	11	356		94	8,859	107	71

Total	2,665	2,170	13,465

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of the ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by the ownership interest in the entity that owns each such asset.
3.	Heat rate is defined as the number of Btus of energy contained in the fuel required to produce a kilowatt-hour of energy (btu/kWh) for thermal plants.
4.	AIE also holds a conditional license for the construction of a cogeneration power station in Israel. This station will be developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of AIE), based upon a plant with 135 MW of capacity. Construction is expected to commence in mid-2016 and COD is expected in the second half of 2018.
5.	Reflects gross energy generated (GWh) since IC Power acquired AIE in August 2015.

The following table sets forth summary operational information for IC Power’s generation subsidiaries and its associated company as of and for the year ended December 31, 2014:

	Year Ended December 31, 2014
Entity[1]	Installed capacity (MW)[2]	Proportionate Capacity[3]	Gross energy generated (GWh)	Availability factor (%)	Average heat rate[4]	Average sales price ($ per MWh)	Average fuel cost ($ per MWh)
	Operating Companies
Peru segment
Kallpa	1,063	797	5,920	97	7,105	55	24
Israel segment
OPC	440	352	3,465	90	6,754	104	40
Central America segment
ICPNH	185	117	1,099	95	9,011	143	96
Puerto Quetzal	179	179	490	97	9,182	126	137
Nejapa	140	99	376	97	9,597	178	158
Other
COBEE	228	228	1,085	91	13,786	40	15
Central Cardones	153	133	—	97	12,238		—
Colmito	58	58	6	95	8,521	148	241
CEPP	67	65	242	89	9,539	227	146
JPPC	60	60	425	85	8,306	182	137
Surpetroil	15	9	48	84	14,900	140	21
Pedregal	54	11	405	93	8,800	196	129

Total	2,642	2,108	13,561

1.	Does not include Edegel, which IC Power sold in September 2014.
2.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset.
3.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by the ownership interest in the entity that owns each such asset.
4.	Heat rate is defined as the number of Btus of energy contained in the fuel required to produce a kilowatt-hour of energy (btu/kWh) for thermal plants.

The following table sets forth summary operational information for IC Power generation subsidiaries and its associated company for the year ended December 31, 2013:

	Year Ended December 31, 2013
Entity[1]	Installed capacity (MW)[2]	Proportionate Capacity[3]	Gross energy generated (GWh)	Availability factor (%)	Average heat rate[4]	Average sales price ($ per MWh)	Average fuel cost ($ per MWh)
	Operating Companies
Peru segment
Kallpa	870	652	5,459	93	7,366	53	21
Israel segment
OPC[5]	440	352	1,357	96	6,746	103	38
Central America segment
Nejapa	140	99	458	95	9,564	185	156
Other
COBEE	228	228	1,161	96	13,942	37	16
Central Cardones	153	133	—	98	—	—	—
Colmito	58	58	46	91	—	11	—
CEPP	67	65	339	87	9,665	234	154
JPPC	60	10	447	88	8,159	191	143
Pedregal	54	11	420	93	8,800	201	137

Total	2,070	1,608	9,687

1.	Does not include Edegel, which IC Power sold in September 2014.
2.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of the ownership interest in the entity that owns each such asset.
3.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
4.	Heat rate is defined as the number of Btus of energy contained in the fuel required to produce a kilowatt-hour of energy (btu/kWh) for thermal plants.
5.	Reached its COD in July 2013.

Peru Segment

The following summaries provide a description of the portfolio of generation assets in IC Power’s Peru segment.

Kallpa

IC Power owns 75% of Kallpa; the remaining 25% is held by Energía del Pacífico S.A., or Energía del Pacífico. Energía del Pacífico is a member of the Quimpac S.A. group, a Peruvian chemical company. Energía del Pacífico also holds a 25% interest in both CDA and Samay I. Kallpa is IC Power’s largest asset and owns and operates two power plants, including the largest power generation facility in terms of capacity in Peru, its largest market, which utilizes natural gas for its operations. The Kallpa facility’s combined cycle plants have a capacity of 870 MW, representing approximately 9% of the total capacity in Peru, as of December 31, 2015, following the 2012 conversion of this facility’s three natural gas-powered open-cycle generation turbines into combined cycle turbines with a 292 MW steam turbine. IC Power completed the conversion of the Kallpa facility in August 2012 at a cost of $337 million.

The Kallpa facility’s combined-cycle plants are among the most efficient plants in Peru (by cost of operations in U.S. Dollars per MW capacity). As a result of Kallpa’s efficiency and the low cost at which it can operate, Kallpa has a competitive position in Peru’s market.

Kallpa has a long-term contract for the supply of natural gas not exceeding 100% of its installed capacity. The price that Kallpa pays for its supply of natural gas is based on a base price in U.S. Dollars set on the date of the supply agreement, indexed each year based on two producer price indices, with discounts available based on the volume of natural gas consumed. Kallpa’s PPAs are indexed to the underlying fuel cost under the related long-term supply agreements, which generally limits Kallpa’s exposure to fuel price fluctuations, helping Kallpa to maintain its margins in the event of variations in fuel prices. In April 2014, Kallpa purchased the 193 MW single turbine natural gas-fired plant “Las Flores,” which reached its COD in May 2010 and is located in Chilca, Peru, for $114 million, increasing Kallpa’s installed capacity from 870 MW to 1,063 MW, representing approximately 11% of the total installed capacity in Peru as of December 31, 2015. Prior to Kallpa’s acquisition of Las Flores in 2014, the Las Flores plant had operated intermittently due to the lack of a long-term regular supply of natural gas and an associated natural gas transportation contract. The Kallpa facility, which is located near the Las Flores plant, had an excess of available gas supply, and was, therefore, in a position to significantly improve the Las Flores plant’s operations and generation activities. Since Kallpa’s acquisition of Las Flores, Las Flores has been able to utilize Kallpa’s excess gas supply and enjoys several synergies in the use and transport of gas to its facility.

Additionally, Las Flores holds environmental permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises. In July 2015, Kallpa received environmental approval to convert both its existing unit and the future gas turbine in Las Flores, if developed, into a combined-cycle plant. If completed, these expansion projects, which IC Power has not committed to initiate, would increase the capacity of Las Flores’ plant by 400 MW from 193 MW to approximately 593 MW.

During the years ended December 31, 2015, 2014 and 2013, Kallpa generated revenues of $448 million, $437 million and $394 million, respectively, representing 35%, 32% and 45% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2015, Kallpa generated 5,166 GWh, representing 12% of the Peruvian interconnected system’s energy production.

In the year ended December 31, 2015, approximately 98% of Kallpa’s aggregate energy sales (in GWh) were made pursuant to PPAs, respectively. As of December 31, 2015, all of Kallpa’s PPAs were indexed to the price of the corresponding power plant’s operating fuel prices in U.S. Dollars and provided for payment in, or are linked to, the U.S. Dollar, thereby generally limiting Kallpa’s exposure to fuel price and exchange rate fluctuations. As of December 31, 2015, the weighted average remaining life of Kallpa’s PPAs based on firm capacity was 7 years. Kallpa has committed to sell more than 50% of its available energy (in MWh) in every year up to 2021.

The following table sets forth certain information regarding each of Kallpa’s turbines for each of the periods presented:

		As of December 31, 2015	Years Ended December 31,
			2015		2014		2013
Turbine	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Kallpa I1	2007	186	954	91	1,243	96	1,251	96
Kallpa II1	2009	195	1,126	99	1,266	97	1,229	96
Kallpa III[1]	2010	197	1,218	99	1,262	96	1,212	94
Kallpa IV2	2012	292	1,759	95	2,027	98	1,767	86
Las Flores	2014	193	109	100	122	96	—	—

Total		1,063	5,166		5,920		5,459

1.	Reflects the effective capacity of the turbine at its COD.
2.	Reflects the installed capacity. Kallpa IV is the steam turbine built to convert the Kallpa plant to combined cycle, which reached its COD in August 2012.

Kallpa’s turbines are maintained according to a predefined schedule based upon the running hours of each turbine and the manufacturer specifications particular to it. Kallpa anticipates the first maintenance of its Kallpa IV turbine to occur in 2017 or 2018. Kallpa’s maintenance schedule is coordinated with, and approved by, the COES. Kallpa is a party to a services contract with Siemens Energy, Inc. and a supply and support contract with Siemens Power Generation, Inc., each of which provides for an 18-year term of service for each of the Kallpa I, II and III turbines, or the equivalent of 100,000 hours of operation, beginning in March 2006, in December 2007, and in July 2008, respectively. In addition, IC Power has relationships with the OEM and Sulzer, which each periodically perform onsite analyses and make annual recommendations regarding line maintenance. Spare parts for the Kallpa IV turbine are generally available and can be obtained from the OEM as well as from other suppliers. In addition, this agreement was amended to include Las Flores, thereby requiring the OEM to supply spare parts, hardware and maintenance services to Las Flores during the term of the agreement.

Through Inkia, IC Power has entered into a shareholders’ agreement, which grants protective minority rights to Energía del Pacífico, a 25% partner in Kallpa. For example, IC Power and Energía del Pacífico have agreed that each will submit projects related to generation or transmission of energy in Peru to Kallpa and will not develop such projects other than through Kallpa, subject to limited exceptions. For further information on IC Power’s shareholders’ agreements, see “—Shareholders’ Agreements” and the risks related to IC Power’s shareholders’ agreements, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power has granted rights to the minority shareholders of certain of its subsidiaries.”

Cerro del Aguila (CDA)

IC Power owns 75% of CDA; the remaining 25% is held by Energía del Pacífico. In October 2010, Kallpa entered into—and in June 2011, Kallpa transferred to CDA—a concession agreement with the State of Peru that provides a concession, which grants Kallpa, for an unlimited term, the right to construct and operate a run-of-the-river hydroelectric project on the Mantaro River in central Peru. The CDA plant is located 16 kilometers down stream of Peru’s largest hydroelectric complex, formed by the Mantaro hydroelectric plant and the Restitución hydroelectric plant, with capacity of 800 MW and 208 MW, respectively, and the Junin water reservoir. The Mantaro plants form the largest hydroelectric complex in Peru (in terms of capacity and generation) and run as a year round base load unit. The Junin water reservoir will provide a relatively constant water flow for the downstream power plants. IC Power holds water rights granted by the National Water Authority (ANA—Autoridad Nacional del Agua) in connection with the operation of the CDA plant. IC Power estimates that the CDA plant will have an average annual load factor of 70%, which is significantly above the average (60%) for similar projects in Latin America. The CDA plant will consist of a 6 kilometer headacre tunnel and a 17 kilometer transmission line. The CDA plant is expected to have an installed capacity of 510 MW, which would make it the largest privately-owned hydroelectric plant in Peru and among the largest in Latin America.

CDA has entered into three PPAs—a 15-year PPA with ElectroPerú covering 200 MW of capacity and the associated energy that commences in 2016, a 10-year PPA with Luz del Sur S.A.A., Edelnor and Edecañete, covering 202 MW of capacity and the associated energy that commences in January 2018 and a 10-year PPA with Edelnor and Luz de Sur, covering 81 MW that commences in January 2022—which will account for a significant portion of CDA’s expected generation capacity. Assuming a consumption factor of approximately 0.70 and certain volumes of capacity, peak and off-peak sales occurring at each PPA’s average price (from the beginning of the PPA until 2020), IC Power expects CDA’s PPA with ElectroPerú to generate annual revenues in the range of $85 to $90 million per full year, CDA’s PPA with Luz del Sur S.A.A., Edelnor S.A.A.

and Edecañete S.A. to generate annual revenues in the range of $65 to $70 million per full year and CDA’s PPA with Edelnor and Luz del Sur S.A.A. to generate annual revenues of approximately in the range of $20 to $22 million per full year. Kallpa has provided bank guarantees of $4 million and CDA has undertaken to provide bank guarantees of $19 million to secure obligations under the PPAs. As of December 31, 2015, the weighted average remaining life of CDA’s PPAs based on firm capacity was 14 years. The 200 MW PPA is denominated in U.S. Dollars and indexed to the U.S. producer price index. The 202 MW PPA is denominated in the Peruvian Sol, but is indexed to natural gas prices in Peru, which are denominated in U.S. Dollars, as well as to the U.S. producer price index, thereby providing CDA with hedges against natural gas prices and exchange rate fluctuations. The 81 MW PPA is denominated in Peruvian Sol.

IC Power expects that CDA will reach its COD in the second half of 2016. Construction of the hydroelectric plant is underway and, as of December 31, 2015, was approximately 90% completed, with 98% of the dam construction and 100% of the tunnel drilling completed. Each of the CDA plant’s three turbines will have a separate COD, with the first COD expected to take place in the first half of 2016 and the last COD expected to take place in the second half of 2016. There is no certainty that the facility will be completed in accordance with current expectations. As CDA has not yet commenced commercial operations, it has not yet recognized any revenues or operating income from its operations.

Construction of the CDA plant is estimated to cost approximately $959 million. The CDA plant is expected to be fully operational at a cost of $1.9 million per MW, making the CDA plant among the most efficiently constructed hydroelectric facilities in Latin America industry in terms of cost per MW. Development of the CDA plant is being financed with a $591 million syndicated credit facility, or the CDA Finance Facility, with export credit agencies, development banks and private banks, and collateralized by the assets of the project. The remaining portion of the cost of the CDA plant has been substantially financed with equity from each of Inkia and Energía del Pacífico. As of December 31, 2015, Inkia (through which IC Power holds interest in CDA) and Energía del Pacífico have invested $246 million and $82 million in CDA, respectively. In connection with the CDA Finance Facility, each of Inkia and Energía del Pacífico entered into an equity contribution and retention agreement with the administrative agent under the CDA Finance Facility and agreed, among other things, to provide contingent equity and credit support to cover cost overruns (this support obligation is limited, in Inkia’s case, to $44 million). As of December 31, 2015, CDA had invested $835 million into its development and had drawn $547 million under the CDA Finance Facility. For further information regarding the terms of the CDA Finance Facility, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—CDA Finance Facility.”

In November 2011, CDA and Astaldi S.p.A. and GyM S.A., as contractors operating under the consortium name of Consorcio Río Mantaro S.A., or Río Mantaro, individually entered into a turnkey engineering, procurement and construction contract for the construction of the CDA plant, or the CDA EPC, pursuant to which each of Astaldi S.p.A. and GyM S.A. committed, on a joint and several basis, to construct the CDA plant by February 2016 and provide all services necessary for the design, engineering, procurement, construction, testing and commissioning of the CDA plant for approximately $700 million, payable on a monthly basis to Río Mantaro based upon construction completed in the previous calendar month. CDA’s payments to Río Mantaro are subject to adjustments made in accordance with the CDA EPC.

In April 2014, Astaldi S.p.A. and GyM S.A., the contractors under the CDA EPC delivered a claim to CDA, demanding a six-month extension for the completion of the construction of the CDA plant (from early 2016 to the second half of 2016) and an approximately $92 million increase in the total contract price of the CDA plant’s development. In March 2015, IC Power, together with the CDA EPC contractors, amended the CDA EPC to address such claims. Pursuant to the amendment, IC Power has agreed to pay, subject to certain conditions, an additional $40 million, subdivided into four payments over the course of the remaining construction period, and granted the extensions previously requested by the CDA EPC contractors, which range between four and six months in length, depending upon the applicable CDA unit.

Should CDA experience an additional delay in reaching its COD, CDA’s 15-year PPA would require CDA to pay a penalty to ElectroPerú. Although the terms of the CDA EPC entitle CDA to demand the payment of liquidated damages from Río Mantaro due to delays in the commercial operation of CDA, there is no certainty that such payments, if received, would cover the entirety of the penalties imposed under the PPA. For further information on the risks related to CDA’s ability to satisfy its obligations under its PPAs, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power’s assets in advanced stages of construction may not be completed or, if completed, may not be completed on time or perform as expected.”

Samay I

IC Power owns 75% of Samay I; the remaining 25% is held by Energía del Pacífico. In November 2013, Samay I won a public bid auction conducted by MINEM to build a cold-reserve open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa in southern Peru, with an installed capacity of approximately 600 MW (when operated with diesel fuel) at an estimated cost of $380 million. The two-bid auction, which was won by Samay I and a subsidiary of Suez Energy, is part of an effort by the Peruvian government to promote the construction of a power node in southern Peru, which will be fueled by natural gas once a natural gas pipeline (the Gasoducto Sur Peruano, currently under construction) delivers gas to the area. Approximately 82% of the cost of the Samay I plant is expected to be financed with a $311 million seven-year syndicated secured loan agreement with Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC. The remaining 18% has been financed with equity from each of Inkia and Energía del Pacífico. As of December 31, 2015, Samay I has invested $340 million into the development of the facility and has drawn $291 million under the Samay I Finance Facility (as defined below). For further information on the Samay I Finance Facility, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—Samay I Finance Facility.”

The Samay I plant is expected to have three operational stages. First, it will operate as a cold reserve plant with diesel until natural gas becomes available in the area through a pipeline currently under construction. Although the pipeline developer is obligated to complete this construction by 2018, it is uncertain when the pipeline will be completed. Second, once natural gas becomes available to the facility through the new natural gas pipeline, the Samay I plant will have the obligation to operate as a natural gas-fired power plant and will be able to do so with minor investments by IC Power in Samay I’s facilities. When fueled by natural gas, the Samay I plant will have an installed capacity of approximately 720 MW. Finally, following an additional investment in the conversion of the Samay I plant, which IC Power has not committed to make, the Samay I plant could operate as a combined cycle thermoelectric plant, which would increase Samay I’s installed capacity to approximately 1,100 MW. Samay I has entered into an agreement with the State of Peru, with a term of 20 years, under which Samay I will receive fixed monthly capacity payments denominated in U.S. Dollars and IC Power will pass-through all of the variable costs during the cold reserve phase, representing an aggregate amount of approximately $1 billion in revenues from the Samay I plant over the 20-year term of this agreement. The amount of monthly payments required to make up the total amount to which Samay I is entitled will be calculated by the COES, and will be paid by all generators that form part of the SEIN who, in their turn collect the corresponding fee from their customers through a surcharge in the transmission tariffs applicable to, and payable by, all end consumers. The surcharge does not involve the use of state funds or any appropriation process, being a mechanism that has been used for almost 20 years in Peru to cover the cost of various energy projects.

In the past, access to a supply of natural gas has been a primary factor that has limited the development of new power projects in Peru. For example, Las Flores plant operated intermittently for four years when it did not have access to a firm supply of natural gas to support its operations. In contrast, in addition to receiving a 20-year stream of capacity payments, Samay I has an advantage in being one of only two power generation companies that have defined rights to a natural gas supply and transportation capacity once the Gasoducto Sur Peruano is completed. The developer of such pipeline has a contractual obligation under its concession agreement with the State of Peru to build a branch of the pipeline to connect it with the Samay I plant. IC Power’s strategic development of the Samay I plant will provide it with a significant advantageous position in the future southern Peru power node, which will develop once the Gasoducto Sur Peruano is completed. Pursuant to the terms of its tender, Samay I must receive gas and transportation services pursuant to terms which are similar to other power plants located in other parts of Peru and served by the existing Transportadora de Gas del Perú S.A., or TGP, pipe line, such as the Kallpa plant. According to Law 29970, natural gas transportation costs of the Samay I plant will be eventually subsidized by additional tariffs on the electricity transmission toll periodically determined by OSINERGMIN with the purpose of decentralizing the generation of electricity with natural gas, which is one of the main purposes of the State of Peru developing the southern Peru power node. ElectroPerú has commenced negotiations with suppliers and concessionaires for the supply and transport of natural gas to each of Samay I and the other plant with a defined right to the firm supply of natural gas. However, as ElectroPerú may not be successful in obtaining an agreement which conforms to the conditions as contemplated in the tender documents of the cold reserve bidding process, IC Power believes Samay I has the right to reject entering into any supply and transportation agreements which do not comply with the conditions set forth in its tender.

In connection with the construction of its facility, Samay I has entered into three EPC contracts with the following parties: (1) Posco Engineering & Construction Co., Ltd. and Santos CMI Inc. (USA), for the design, construction and installation of the power station; (2) Abengoa Perú S.A. for the construction of the transmission line; and (3) Siemens Energy, Inc., Siemens S.A.C. and Siemens Power Generation, Inc. for the construction of the substation. Construction of the Samay I plant is underway and as of December 31, 2015 was approximately 97% completed. IC Power expects that the Samay I plant will reach its COD in the second quarter of 2016, in accordance with the terms of its agreement with the Peruvian government; however, there is no certainty that the facility will be completed in accordance with current expectations. As Samay I has not yet commenced commercial operations, it and has not yet recognized any revenues or operating income from its operations.

Israel Segment

The following summaries provide a description of the portfolio of assets in IC Power’s Israel segment.

OPC

IC Power’s 80% stake in OPC is held indirectly through ICPI. The remaining 20% is held by Veolia, which, in 2015, was acquired by Oaktree Capital Management, an investment management firm. In July 2013, OPC became Israel’s first IPP by commencing commercial operation of its power station, located in Mishor Rotem industrial zone in the south of Israel. The OPC plant was constructed for an aggregate cost of approximately $508 million. OPC’s combined cycle plant has a capacity of 440 MW, representing approximately 3% of the installed capacity and approximately 19% of the installed capacity provided by IPPs in Israel as of December 31, 2015. Given Israel’s growing economy and the advanced age of the existing state-owned power generation facilities, we believe OPC provides IC Power with a strategic position in the Israeli electricity market and thereby provides it with an opportunity to participate in additional power projects in Israel, which IC Power believes may become available to private sector participants in connection with Israel’s growing energy industry.

OPC purchases natural gas from the Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC and the Tamar Group. For further information on OPC’s gas supply agreement, see “—IC Power’s Raw Materials and Suppliers—Natural Gas Supply and Transportation Agreements.”

During the year ended December 31, 2015, OPC generated revenues of $318 million, representing 25% of IC Power’s consolidated revenues. During the year ended December 31, 2015, OPC generated 3,811 GWh.

The following table sets forth certain information for OPC’s plant for each of the periods presented:

	As of Year Ended December 31,
	December 31, 2015	2015		2014		2013
Plant	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
	(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
OPC[1]	440	3,811	99%	3,465	90%	1,357	96%

1.	Commenced commercial operations in July 2013.

OPC has a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA. The term of the IEC PPA lasts until 20 years after the power station’s COD (i.e. 20 years from July 2013). The IEC PPA is a “capacity and energy” agreement, committing OPC to provide the entire net available capacity of its power station to IEC and to generate power at such volumes and schedules as required by IEC. The terms of the IEC PPA allow OPC to carve out energy and capacity for direct sales to private consumers, and OPC has accordingly allocated the entire capacity of the plant to private consumers since COD. As a result, OPC supplies energy to approximately 24 end users according to long-term PPAs (generally for a minimum of 10 years). Under the IEC PPA, OPC can also elect to revert back to supplying to the IEC instead of to private customers. As of December 31, 2015, the weighted average remaining life of OPC’s PPAs with end users based on firm capacity was seven years. In the year ended December 31, 2015, OPC’s energy and capacity sales to end users represented 98% of OPC’s total energy and capacity sales.

Mitsubishi Heavy Industries of Japan provides the long-term servicing of the power station, for a term of 100,000 hours of operation, or 12 years based upon the expected operations of the power station, which is consistent with IC Power’s strategy of entering into long-term servicing agreements with OEMs to help ensure the efficiency and productivity of its generation plants.

In March 2014, one of IC Power’s subsidiaries was awarded a tender published by the Israel Land Authority to lease a plot of land adjacent to the OPC site. The plot, which is large enough to house another combined cycle or similar generation facility, may be used to expand OPC’s capacity in the long-term.

IC Power has entered, through its subsidiary ICPI, into a shareholders’ agreement which grants minority rights to OPC’s minority shareholder. For further information on IC Power’s shareholders’ agreements, see “—Shareholders’ Agreements” and for further information on the risks related to IC Power’s shareholders’ agreements, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power has granted rights to the minority shareholders of certain of its subsidiaries.” For further information on the regulation of the Israeli electricity sector, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector.”

AIE

In August 2015, IC Power acquired 100% of the shares of AIE from Hadera Paper, a large paper and paper product manufacturer in Israel. The consideration for the transaction was NIS 60 million (approximately $16 million), of which approximately NIS 24 million (approximately $6 million) was provided in the form of a loan to be converted into consideration (and considered a payment to Hadera Paper) upon the completion of Hadera Paper’s sale of certain equipment to us, as discussed below. AIE, which currently operates an 18 MW steam turbine, holds a conditional license for the construction of a cogeneration power station in Israel. The project is in the advanced development stage and construction is expected to commence in mid-2016. Based upon IC Power’s initial assessment, IC Power expects that the total cost of completing the AIE plant (including the consideration for the acquisition of AIE and the construction of the power station) will be approximately $250 million, based upon a plant with 135 MW of capacity. In January 2016, AIE entered into an approximately $150 million EPC contract in connection with the project, and the AIE plant is expected to reach its COD in the second half of 2018.

AIE’s power plant is expected to supply the electricity and steam needs of Hadera Paper’s facility as well as to provide electricity to end users in Israel. The power plant will operate using natural gas and diesel oil and is expected to have a relatively high level of energy utilization due to usage of the cogeneration technology, which supplies electricity and steam in a single production process.

In June 2015, AIE entered into an agreement with Hadera Paper for AIE’s supply of electricity and steam from the AIE power plant to be constructed by IC Power to Hadera Paper’s facility from closing and for a period of 18 years from the date the power plant reaches its COD. Pursuant to this agreement, Hadera Paper will acquire all of its electricity and steam needs from AIE. The agreement provides for minimum quantities of steam to be purchased by Hadera Paper, which will be subject to adjustment. Until AIE reaches its COD, AIE will supply steam and electricity to Hadera Paper using its old equipment purchased.

Additionally, Hadera Paper has a gas supply agreement with the Tamar Group and a related gas transport agreement with Israel Natural Gas Lines Ltd., both of which were assigned to AIE in connection with the acquisition.

In connection with the acquisition, Hadera Paper agreed to sell certain equipment that it uses to produce steam, and approximately 25 MW of additional capacity, within its manufacturing plant to AIE. AIE will also lease from Hadera Paper the land on which the power generation plant is located from the closing of the acquisition to up to 20 years from AIE’s plant’s COD.

Central America Segment

The following summaries provide a description of the portfolio of assets in IC Power’s Central America segment.

Nicaragua

ICPNH

IC Power’s operations in Nicaragua are carried out through ICPNH. IC Power owns 100% of ICPNH, which it acquired in March 2014 and which was formerly known as AEI Nicaragua. ICPNH owns and operates four power generation plants located throughout Nicaragua through its indirect (i) 65% equity interest in Corinto, (ii) 65% equity interest in Tipitapa Power, (iii) 61% equity interest in Amayo I, and (iv) 61% equity interest in Amayo II. Corinto and Tipitapa Power, which have a combined capacity of 122 MW, are powered by HFO. The Corinto and Tipitapa Power plants house fuel storage tanks on site with capacity of approximately 90 thousand barrels and 63 thousand barrels, respectively. Amayo I and Amayo II have a combined capacity of 63 MW of wind power energy. Collectively, these four entities represent a capacity of 185 MW, approximately 17% of the total capacity of the Nicaraguan interconnected system as of December 31, 2015.

During the year ended December 31, 2015, ICPNH generated revenues of $111 million, representing 9% of IC Power’s consolidated revenues. During the year ended December 31, 2015, ICPNH generated 1,095 GWh, representing 25% of the Nicaraguan interconnected system’s energy requirements. ICPNH has committed to sell its available energy, as follows:

•	Corinto has commitments for 70% of its available energy in every year up to December 2018;

•	Tipitapa Power has commitments for 100% of its available energy in every year up to December 2018;

•	Amayo I has commitments for 100% of its available energy in every year up to March 2024; and

•	Amayo II has commitments for 100% of its available energy in every year up to March 2025.

The following table sets forth certain information for ICPNH’s plants for each of the periods presented:

		As of December 31, 2015 Installed Capacity	Years Ended December 31,
			2015		2014		2013
Plant	Year of Commission		Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Corinto	1999	71	476	93	494	93	515	92
Tipitapa Power	1999	51	345	92	327	98	326	97
Amayo I	2009	40	186	94	174	98	148	97
Amayo II	2010	23	88	70	104	96	96	97

Total		185	1,095		1,099		1,085

In December 2014, ICPNH’s wind farm complex in Nicaragua sustained damage in connection with a blackout in the Nicaragua’s National Interconnection System, which left one wind turbine collapsed and another two wind turbines with severe damage. The three damaged turbines, which represent 10% of all of IC Power’s installed capacity at its Amayo I and Amayo II plants, were replaced and were operational in early 2016. The contracted operator has the responsibility to replace the turbines. Between the contracted operator and insurance provider, IC Power expects that there will be sufficient funds to cover the replacement and business interruption costs resulting from the damaged turbines.

Guatemala

Puerto Quetzal

IC Power owns 100% of Puerto Quetzal, which represents its initial entry into the Guatemalan power generation market. Puerto Quetzal, which IC Power acquired in September 2014, utilized three floating power barges with HFO generators, representing 234 MW, at the time of its acquisition. In November 2014, Puerto Quetzal transferred one of its three power barges, which has a capacity of 55 MW, to IC Power’s Panamanian subsidiary Kanan. As a result, Puerto Quetzal now operates two power barges with an aggregate capacity of 179 MW, representing approximately 5% of the total capacity in the Guatemala interconnected system as of December 31, 2015. The Puerto Quetzal plant houses fuel storage tanks on site with capacity of approximately 200 thousand barrels.

In the fourth quarter of 2015, Puerto Quetzal entered into two PPAs representing approximately 26 MW of capacity as of December 31, 2015.

During the year ended December 31, 2015, Puerto Quetzal generated revenues of $109 million, representing 8% of IC Power’s consolidated revenues. During the year ended December 31, 2015, Puerto Quetzal generated 673 GWh, representing 7% of the Guatemalan system’s energy requirements.

The following table sets forth certain information for Puerto Quetzal’s plant for each of the periods presented:

		As of December 31, 2015	Years Ended December 31,
			2015		2014		2013
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Puerto Quetzal	1993	179	673	94	490	97	525	95

El Salvador

Nejapa

IC Power owns 100% of Nejapa in El Salvador as a result of its acquisition in January 2015 of Crystal Power’s 29% stake in Nejapa for $20 million in connection with the settlement of a shareholder dispute with Crystal Power. Prior to this settlement, IC Power owned 71% of Nejapa’s outstanding equity.

Nejapa owns and operates 27 diesel generators (located in a single facility) powered by HFO. Nejapa has a capacity of 140 MW, representing 9% of the total capacity of El Salvador as of December 31, 2015. The Nejapa plant houses fuel storage tanks on site with capacity of approximately 47,000 barrels. In addition, Cenérgica, one of IC Power’s wholly-owned subsidiaries, maintains a fuel depot and marine terminal and owns three fuel storage tanks with an aggregate capacity of 240,000 barrels in Acajutla, El Salvador.

During the years ended December 31, 2015, 2014 and 2013, Nejapa generated revenues of $100 million, $132 million and $135 million, respectively, representing 8%, 10% and 15% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2015, Nejapa generated 440 GWh, representing 8% of the national interconnected electrical system of El Salvador. Nejapa has committed to sell over 50% of its available energy (in MWh) in every year up to 2017.

The following table sets forth certain information for Nejapa’s plant for each of the periods presented:

		As of December 31, 2015	Years Ended December 31,
			2015		2014		2013
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Nejapa	1995	140	440	96	376	97	458	95

Panama

Kanan

IC Power owns 100% of Kanan. In October 2014, Kanan was awarded a five-year contract in connection with the Panamanian government’s call for emergency bids to attempt to cover electricity shortfalls in Panama in the short-term. Kanan’s contract to supply energy in Panama, with a maximum contractual capacity of 86 MW, became effective in December 2015. To facilitate Kanan’s supply of this energy, IC Power has transferred thermal generation units, in the form of barges, from its subsidiaries Puerto Quetzal and CEPP to Kanan with a total capacity of 92 MW, which, when installed, are expected to represent 3% of the total capacity of Panama as of December 31, 2015. As a result, Kanan’s capacity of 92 MW will consist of (i) a 55 MW power barge transferred to Kanan by Puerto Quetzal in November 2014, and (ii) a 37 MW power barge transferred to Kanan by CEPP in November 2014. Both barges were successfully relocated to Panama and are in the process of installation and interconnection to the power system. IC Power expects Kanan to reach its COD in the first half of 2016.

Other Segment

The following summaries provide a description of the portfolio of assets in IC Power’s Other segment.

Bolivia

COBEE

IC Power owns 100% of COBEE. COBEE is the third largest generator of electricity in Bolivia, generating power from ten run-of-the-river hydroelectric plants in the Zongo river valley, four run-of-the-river hydroelectric plants in the Miguillas river valley, and two open-cycle natural gas powered generation turbines at a plant located in El Alto-Kenko, adjacent to La Paz, Bolivia. IC Power owns water rights in connection with operation of COBEE. COBEE has capacity of 228 MW, representing 12% of the total capacity of Bolivia as of December 31, 2015.

During the years ended December 31, 2015, 2014 and 2013, COBEE generated revenues of $43 million, $41 million and $41 million, respectively, representing 3%, 3% and 5% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2015, COBEE generated 1,081 GWh, representing 13% of the national interconnected electrical system of Bolivia’s energy requirements.

The following table sets forth certain information for each of COBEE’s plants for each of the periods presented:

				As of December 31, 2015	Years Ended December 31,
					2015		2014		2013
Plant	Year of Commission		Elevation	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
			(meters)	(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Zongo Valley plants:
Zongo	1997		4,264	11	10	98	9	99	8	98
Tiquimani	1997		3,889	9	13	98	11	99	11	99
Botijlaca	1938	[1]	3,492	7	39	99	34	97	38	97
Cutichucho	1942	[2]	2,697	23	128	95	91	80	104	85
Santa Rosa	2006		2,572	18	86	97	84	98	82	96
Sainani	1956		2,210	10	24	34	15	17	71	98
Chururaqui	1966	[3]	1,830	25	139	96	127	95	144	98
Harca	1969		1,480	26	162	95	156	95	166	97
Cahua	1974		1,195	28	163	94	163	95	171	98
Huaji	1999		945	30	180	92	198	96	205	97
Miguillas Valley plants
Miguillas	1931		4,140	4	9	91	9	99	9	99
Angostura	1936	[4]	3,827	6	19	92	19	99	20	99
Choquetanga	1939	[5]	3,283	6	37	95	37	98	40	99
Carabuco	1958		2,874	6	42	94	43	97	45	98
El Alto-Kenko[6]	1995		4,050	19	30	50	90	93	46	87

Total				228	1,081		1,086		1,160

1.	This plant was originally commissioned with an installed capacity of 3 MW in 1938. The installed capacity of this plant was increased by 2 MW in 1941 and 4 MW in 1998.
2.	This plant was originally commissioned with an installed capacity of 3 MW in 1942. The installed capacity of this plant was increased by 3 MW in 1943, 3 MW in 1945, 2 MW in 1958 and 15 MW in 1998.
3.	This plant was originally commissioned with an installed capacity of 15 MW in 1966. The installed capacity of this plant was increased by 15 MW in 1967.
4.	This plant was originally commissioned with an installed capacity of 3 MW in 1936. The installed capacity of this plant was increased by 3 MW in 1958 and by 3 MW in 2008.
5.	This plant was originally commissioned with an installed capacity of 3 MW in 1939. The installed capacity of this plant was increased by 6 MW in 1944.
6.	Reflects the effective capacity of El Alto—Kenko, which is comprised of two open-cycle turbines. The turbines have an installed capacity of 29 MW. However, as a result of the high altitude of the turbines (which are located at 4,050 meters above sea level), the installed capacity of these turbines are de-rated, resulting in an effective capacity of 19 MW.

Although the Bolivian government has nationalized entities in its power utility market, as recently as 2012, IC Power is unaware of any steps the Bolivian government may take, or is currently taking, with respect to nationalizations within the Bolivian power utility market, generally, or with respect to COBEE, in particular. For further information on the risks related to the Bolivian government’s nationalization of certain generation companies, see “Item 3.D Risk Factors—Risks Related to IC Power—The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

Chile

Central Cardones

IC Power owns 87% of Central Cardones; the remaining 13% is held by Central Cardones’ former controlling shareholder, South World Consulting S.A., an energy consulting and business development firm. IC Power acquired its interest in Central Cardones in December 2011 to obtain an initial footprint in the Chilean power market. Central Cardones owns and operates one open-cycle diesel Siemens turbine located in the northern part of the SIC and was the first Chilean power facility to be included in IC Power’s portfolio. Central Cardones has an installed capacity of 153 MW, representing 0.8% of the total installed capacity of Chile as of December 31, 2015. Central Cardones’ power plant is used primarily for cold reserve capacity as a peaking unit, generally operating only in extraordinary situations. Central Cardones receives revenues from its allocation of available system capacity and does not have any customers. During the years ended December 31, 2015, 2014 and 2013, Central Cardones generated revenues of $14 million, $11 million and $11 million, respectively, representing 1%, 1% and 1% of IC Power’s consolidated revenues, respectively.

The following table sets forth certain information for Central Cardones’ plant for each of the periods presented:

		As of December 31, 2015	Years Ended December 31,
			2015		2014		2013
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Central Cardones	2009	153	4	97	0.04	97	—	98

Colmito

IC Power owns 100% of Colmito. Colmito, which IC Power acquired in September 2013, owns and operates a dual fuel open-cycle Rolls Royce aeroderivative turbine that commenced operation in August 2008. Although the Colmito plant previously operated with diesel oil as a backup for the SIC, the plant was connected to a natural gas pipeline in February 2015, and has begun to purchase natural gas on a seasonal basis to generate energy. Colmito’s generation facility is located in the central part of the SIC. Colmito has an installed capacity of 58 MW, representing 0.3% of the total installed capacity of Chile as of December 31, 2015.

During the years ended December 31, 2015, 2014 and 2013, Colmito generated revenues of $28 million, $38 million and $1 million, respectively, representing 2%, 4% and 0.1% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2015, Colmito generated 27 GWh, representing 0.1% of the SIC system’s energy requirements. Colmito has committed to sell over 50% of its available energy in every year up to 2017.

The following table sets forth certain information for Colmito’s plant for each of the periods presented:

		As of December 31, 2015	Years Ended December 31,
			2015		2014		2013
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Colmito	2008	58	27	99	5.9	95	46	91

Dominican Republic

CEPP

IC Power owns 97% of CEPP; the remaining 3% is held by Basic Energy LTD Bahamas. CEPP owns and operates 12 generation units powered by HFO at two plants located in Puerto Plata, Dominican Republic. The CEPP I plant is located on land and consists of three Wartsila V32 diesel generators burning HFO with a combined capacity of 17 MW. The CEPP II plant generates power on a barge near the shore, which contains nine Wartsila V32 diesel generators burning HFO, that is moored at a pier adjacent to the CEPP I plant and has capacity of 50 MW. In the third quarter of 2013, CEPP purchased second a barge with a capacity of 37 MW for $5 million. This barge contains seven engines, five with 5.5 MW of capacity and two with 5 MW of capacity. CEPP completely refurbished this barge at a total cost of $16 million, and, in November 2014, transferred this barge to IC Power’s subsidiary Kanan.

Excluding the capacity associated with the newly-refurbished barge that has been transferred to Kanan, CEPP has a capacity of 67 MW, representing approximately 2% of the total capacity in the Dominican Republic as of December 31, 2015. The CEPP I plant and the CEPP II plant also have fuel storage tanks on-site with an aggregate storage capacity of 56,000 barrels.

During the years ended December 31, 2015, 2014 and 2013, CEPP generated revenues of $39 million, $73 million and $92 million, respectively, representing 3%, 5% and 11% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2015, CEPP generated 298 GWh, representing 2% of the national interconnected electrical system of the Dominican Republic’s energy requirements.

The following table sets forth certain information for each of CEPP’s plants for the periods presented:

		As of December 31, 2015	Years Ended December 31,
			2015		2014		2013
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
CEPP I	1990	16	67	74	51	34	78	87
CEPP II	1994	51	231	83	191	42	261	87

Total		67	298		242		339

Prior to September 2014, CEPP was party to two long-term PPAs, representing 75% of its capacity, with Empresa Distribuidora de Electricidad del Norte S.A., or Edenorte, and had experienced significant payment delays with respect to such PPAs. As a result, CEPP’s payment cycle spanned three to six months, as compared to the typical payment cycle of IC Power’s other business which spans 30 to 45 days. Notwithstanding such significant delays, which characterize Edenorte’s payment patterns in both the PPA and spot market in the Dominican Republic, Edenorte has historically paid its outstanding obligations, in full, including interest accrued on late payments. To finance its operating activities in light of such payment cycle, CEPP utilizes its working capital line of credit with local banks. For further information on CEPP’s counterparty risks, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power is exposed to counterparty risks.” For further information on CEPP’s line of credit with financial institutions in the Dominican Republic, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—Short-Term Loans.”

Each of CEPP’s PPAs expired in September 2014, and as of the date of this annual report have not yet been extended or replaced with one or more PPAs on comparable terms. As a result, CEPP sells the previously contracted capacity under such PPAs on the spot market, at the rates dictated by such market, and subject to the aforementioned significant payment delays.

Jamaica

JPPC

IC Power owns 100% of JPPC, as a result of its purchase in May 2014 of the 84% of JPPC’s outstanding equity interest that IC Power did not own, which increased IC Power’s equity interest in JPPC from 16% to 100%. JPPC owns and operates two diesel generation units burning HFO and a combined-cycle steam turbine at a plant located in Kingston, Jamaica. JPPC has capacity of 60 MW, representing approximately 6% of the total capacity of the Jamaican interconnected system as of December 31, 2015. JPPC’s plant has fuel storage tanks on site with an aggregate storage capacity of 50,000 barrels.

During the years ended December 31, 2015 and 2014, JPPC generated revenues of $45 million and $41 million, respectively, representing 3% and 3% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2015, JPPC generated 445 GWh, representing 11% of the Jamaican interconnected system’s energy requirements. JPPC has committed to sell over 50% of its available energy in every year up to 2018.

The following table sets forth certain information for JPPC’s plant for each of the periods presented:

		As of December 31, 2015	Years Ended December 31,
			2015		2014		2013
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
JPPC	1998	60	445	86	425	85	447	88

Colombia

Surpetroil

IC Power owns 60% of Surpetroil, which IC Power acquired in March 2014 and which represents its initial entry into the Colombian power generation market; the remaining 40% is owned by Mr. Yesid Gasca Duran. Surpetroil is dedicated to power generation utilizing stranded and associated natural gas reserves and operates three power plants fueled by natural gas in different parts of Colombia. Surpetroil also transports and distributes compressed natural gas within Colombia. The Surpetroil plant has a generation capacity of 20 MW, representing approximately 0.12% of the total capacity in the Colombian interconnected system as of December 31, 2015. Out of the 20 MW of Surpetroil’s capacity, only 10 MW (purification plant) are connected to the Colombian interconnected system. Surpetroil has various small-scale opportunities to install additional capacity using stranded gas under development.

During the years ended December 31, 2015 and 2014, Surpetroil generated revenues of $8 million and $9 million, respectively, representing 1% and 1% of IC Power’s consolidated revenues in each of the periods. During the year ended December 31, 2015, Surpetroil generated 43 GWh, and primarily provided energy to Enertolima, an affiliate of Enel Group, via purification plant.

		As of December 31, 2015	Years Ended December 31,
			2015		2014			2013
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor		Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)		(GWh)	(%)
La Hocha	2011	3	10	84	47	98		22	97
Purificación	2014	10	19	100	1	1	[1]	—	—
Entrerios	2015	2	12	98	—	—		—	—
Geopark	2015	5	2	100	—	—		—	—

		20	43		48			22

1.	As a result of gas unavailability during December 2014.

Panama

Pedregal

IC Power owns 21% of Pedregal; of the remaining 79%, (1) 55% is held by Conduit Capital Partners, LLC, a private equity investment firm focused on the independent electric power industry in Latin America; (2) 12% is held by Burmeister & Wain Scandinavian Contractor A/S, an operating company of the Mitsui Group; and (3) 11% is held by The Industrialization Fund for Developing Countries, a fund focusing on promoting economic activities in developing countries. Although Pedregal is located in Central America, it is not included as part of IC Power’s Central America segment because IC Power does not consolidate Pedregal’s results in its income statement, but account for its investment in Pedregal under the equity method, recording its share in income of associated companies.

Pedregal owns and operates three generation units powered by HFO at a plant located in Pacora, Panama. Although IC Power has a non-controlling interest in Pedregal, Pedregal has entered into a management services agreement with IC Power’ wholly-owned subsidiary Inkia Panama Management that expires in October 2016. Under this agreement, Inkia Panama Management has been designated as the administrator responsible for day-to-day management of Pedregal. As of the date of this annual report, the management services agreement has not been extended beyond October 2016. Pedregal has an installed capacity of 54 MW, representing approximately 2% of the total installed capacity in the Panamanian interconnected system as of December 31, 2015. Pedregal’s plant also has fuel storage tanks on site with an aggregate storage capacity of 51,402 barrels.

During the year ended December 31, 2015, Pedregal generated 356 GWh, representing 4% of the Panamanian interconnected system’s energy requirements. Pedregal has committed to sell over 60% of its available energy in 2016.

Distribution Operations

In January 2016, IC Power acquired 100% of a holding company that indirectly holds the Energuate businesses of DEORSA and DEOCSA and two related businesses, which represents IC Power’s initial entry into the electricity distribution business. The acquired businesses consist of:

•	Energuate, the trade name for IC Power’s Guatemalan electricity distribution businesses, which consists of:

•	DEORSA, in which IC Power holds a 93% interest; the remaining 7% interest is held by private minority shareholders; and

•	DEOCSA, in which IC Power holds a 91% interest; the remaining 9% interest is held by private minority shareholders; and

•	100% of two smaller related businesses, Comercializadora Guatemalteca Mayorista de Electricidad S.A., or Guatemel, an electricity trading company in Guatemala, and Redes Electricas de Centroamerica, S.A., or RECSA, an electricity transmission company that owns and operates a 32 km network of transmission lines and eight substations in Guatemala.

History and Background

In January 2016, IC Power acquired Energuate, as well as Guatemel and RECSA, from Deorsa-Deocsa Holdings Limited, an investment company of Actis LLP, a private equity firm. IC Power paid $265 million in cash for the acquired businesses and assumed debt of $289 million. IC Power funded the payment of the acquisition through internally generated funds and a $120 million loan facility, which IC Power entered into in December 2015.

DEORSA and DEOCSA were both founded in 1998, when the Guatemalan government conducted an auction for these companies as part of the privatization of the Guatemalan electricity sector. As a result of the auction, DEORSA and DEOCSA were sold to Union Fenosa.

Guatemel and RECSA were founded in 2004 and 2006, respectively. In 2011, DEORSA, DEOCSA, Guatemel and RECSA were sold to Actis LLP.

Energuate

Energuate consists of two electricity distribution companies in Guatemala that provide services for approximately 1.6 million regulated customers in Guatemala (representing approximately 55% of Guatemala’s regulated distribution customers in 2014) and distribute energy to a service area of approximately 100,000 km2 in Guatemala, covering primarily rural areas with a population of approximately 12 million inhabitants. Energuate operates approximately 34,000 km of distribution lines within Guatemala (representing approximately 70% Guatemala’s distribution lines as of December 31, 2015). Energuate operates in 20 of Guatemala’s 22 departments and holds the non-exclusive right to distribute electricity within its service areas until 2048.

In the years ended December 31, 2015 and 2014, Energuate sold 2,304 GWh and 2,163 GWh of energy, respectively.

Service Area

Energuate has authorizations to provide electricity distribution services within its service area until 2048. Energuate operates in 20 of Guatemala’s 22 departments, excluding Guatemala City and Sacatepéquez, covering approximately 100,000 km2 and approximately 12 million inhabitants. DEORSA’s service area covers the northern and eastern regions of Guatemala, while DEOCSA’s service area covers the southwest region of Guatemala. DEOCSA’s authorization also includes the Department of Guatemala, but DEOCSA does not operate within this department.

The following map indicates the areas in which DEORSA and DEOCSA operate.

Compared to the urban and residential departments in which the other large Guatemalan distribution company, EEGSA, operates, Energuate’s service area is predominantly rural and characterized by lower electrification levels and underdeveloped infrastructure. For example, in Energuate’s service area, there are still some households that utilize propane and wood for cooking, illumination and other household needs. As such, IC Power believes that Energuate’s service area shows room for further growth in electricity distribution. In addition, the Guatemalan government has historically implemented projects to increase electrification levels in Guatemala and IC Power believes the Guatemalan government will continue to promote access to electricity through policies such as subsidies for low-consumption rural clients.

The following chart shows the growth of electrification levels in Guatemala between 2009 and 2014.

Customer Base

Energuate provides services to approximately 1.6 million customers, which includes both regulated and unregulated customers. Energuate’s customer base is divided into four categories:

•	Residential (some of whom receive subsidies for their purchase of electricity);

•	Commercial;

•	Industrial; and

•	Other (which includes certain government entities, such as municipalities).

The following table sets forth the energy distributed to Energuate’s consumers and the number of Energuate’s regulated consumers by category, the volume of energy purchased and the percentage of purchased energy lost during the periods indicated.

	Year ended December 31,
	2015	2014	2013
Energy purchased (GWh)	2,785	2,631	2,520
Total electricity losses (%)	17.3%	17.7%	20.0%
Energy distributed (GWh)	2,304	2,164	2,017
To regulated customers	2,149	1,991	1,862
Residential	1,604	1,483	1,405
Commercial	245	234	228
Industrial	34	27	19
Other customers	266	246	210
To unregulated customers[1]	156	173	155
Number of customers	1,634,773	1,579,725	1,534,923
Regulated customers	1,634,616	1,579,555	1,534,758
Residential	1,630,204	1,575,204	1,530,474
Commercial	4,037	3,991	3,917
Industrial	79	65	75
Other customers	296	295	292
Unregulated customers[1]	157	170	165

1.	Unregulated customers consist of end users with a demand exceeding 100 kW, consisting principally of industrial and commercial customers.

Distribution Tariffs

Under the General Electricity Law and the regulations of the CNEE, the tariffs that Energuate charges to its regulated customers are subject to the approval of the CNEE. Energuate charges distribution tariffs for all electricity delivered through its distribution system, whether to its customers or customers of wholesale electricity brokers.

There are seven different tariffs that are applicable to Energuate’s regulated customers. Each of Energuate’s regulated customers agrees to purchase electricity from Energuate at one of these tariff rates. Energuate’s schedule of tariffs includes:

•	a social tariff available to customers with a demand of less than 300 kWh per month;

•	a regular tariff, available to all customers that purchase electricity at low voltage;

•	a low voltage peak tariff available to customers that have their greatest demand during hours of peak demand (between 6:00 p.m. and 10:00 p.m.);

•	a low voltage off-peak tariff available to customers that have their greatest demand during off-peak hours;

•	a medium voltage peak tariff available to customers that have their greatest demand during peak hours (between 6:00 p.m. and 10:00 p.m.);

•	a medium tension off-peak tariff available to customers that have their greatest demand during off-peak hours; and

•	a tariff available to governmental entities that purchase electricity for public lighting.

For further information on the seven tariffs applicable to Energuate’s regulated customers, see “Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Tariffs and Tolls.” The following table sets forth the volume of energy delivered by Energuate to its regulated customers by tariff during the periods indicated.

	Year ended December 31,
	2015	2014	2013
	(GWh)
Tariff
Social tariff	1,175	1,102	1,039
Regular tariff	407	363	348
Low voltage peak tariff	98	72	33
Low voltage off-peak tariff	148	163	197
Medium voltage peak tariff	14	2	2
Medium voltage off-peak tariff	177	197	172
Public lighting tariff	250	240	210

Energy distributed	2,304	2,163	2,017

The tariffs above are comprised of :

•	an electricity charge designed to reimburse the distribution company for the cost of electricity and capacity that it purchases and transmission tolls; and

•	a VAD charge designed to permit Energuate to cover its operating expenses, complete its capital expenditure plans and recover its cost of capital. The electricity charge consists of a base tariff and an electricity adjustment surcharge. Under the General Electricity Law and the regulations of the CNEE, the base tariff is adjusted annually each year on May 1 to reflect anticipated changes in the cost of electricity to be purchased by Energuate during the following year. The electricity adjustment surcharge is adjusted quarterly to reflect variations in the actual cost of electricity purchased by Energuate against the projected cost.

The VAD component of the distribution tariff is revised every five years with semi-annual adjustments for inflation and local currency exchange rates against the US dollar. The VAD charges are set by the CNEE. The VAD charge was last set in January 2014 and will expire in January 2019. In setting the tariff, the range for permitted theoretical after-tax return on investment for distributors is between 7%—13%. Currently, the tariffs approved for Energuate’s authorizations contemplate approximately a 7.0% return. For further information on the calculation of distribution tariffs, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Tariffs and Tolls.”

Authorizations

In 1998, the MEM granted authorizations to DEORSA and DEOCSA to use public property (including rivers) and impose easements on private lands, thus enabling them to deliver electricity over their respective distribution systems in their service areas for a period of 50 years. The authorizations allow Energuate to conduct its operations and include the right to use public roads and other public domain spaces and to obtain easements over certain state-owned and private lands in order to construct, maintain and operate its distribution system.

The authorizations granted are not exclusive. However, due to the high cost of constructing a distribution system, IC Power does not expect significant competition from other distribution companies within Energuate’s service area in the near- to medium-term.

The authorizations impose certain obligations on Energuate, such as the obligation to provide service to all consumers requesting such service and maintain safety and quality standards, as well as customer satisfaction levels. The authorizations may be revoked at the discretion of MEM if Energuate fails to meet these standards, among others. In the event that

Energuate’s authorizations are revoked, the MEM may sell through a public auction Energuate’s distribution assets. For further information on Energuate’s authorizations to provide electricity distribution services in Guatemala, see “Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Distribution Authorizations.”

Billing

Energuate bills its customers on a monthly basis. Energuate’s customers have meters installed to record electricity usage, and customers are sent invoices each month based on their total electricity consumption. Payments are required to be made 30 days from billing. By law, customers can accumulate two invoices without making a payment before their supply of electricity can be ceased. Customers who fail to pay a bill will receive an interest charge on their subsequent bill for amounts not paid in the preceding month. Unpaid invoices are sent to Energuate’s internal collections department, and generally, Energuate will cease supplying its services when a customer repeatedly fails to make payments. Energuate records a monthly provision for doubtful accounts based on its past collection experience and management estimates regarding future collections. Amounts are written off when the collections department deems the account to be irrecoverable. In the years ended December 31, 2015 and 2014, DEORSA’s collection rates were 97.6% and 97.5%, respectively, and DEOCSA’s collection rates were 92.4% and 92.9%, respectively.

Power Purchase Agreements and Spot Market Purchases

Energuate purchases the electricity it distributes to its customers through PPAs with generation companies. Guatemalan distribution companies are required by the General Electricity Law to maintain PPAs with generating companies at all times to cover 100% of the maximum expected demand for the current year, as well as the next year. Should the contracted capacity and electricity under its PPAs be insufficient to meet the demand of its customers, Energuate makes purchases on the spot market. As of December 31, 2015, Energuate was party to over 100 PPAs.

The following table sets forth the supplier, the amount of contracted capacity and the expiration date of Energuate’s eight largest effective PPAs.

Supplier	Contracted Capacity (MW)	Expiration Date
Jaguar Energy Guatemala LLC	200	April 2030
Instituto Nacional de Electrificación	76	April 2017
Eólico San Antonio El Sitio, Sociedad Anónima	50	April 2030
Renace, Sociedad Anónima	45	April 2030
Preexistentes	34	October 2019
Instituto Nacional de Electrificación	38	April 2030
Hidro Xacbal, Sociedad Anónima	30	April 2030
Duke Energy Guatemala y Compañía, Sociedad en Comandita por Acciones	18	April 2017

Under each of its PPAs, Energuate pays a capacity charge and an energy charge. Energuate pays a specified amount for each MW of capacity purchased under these PPAs and an electricity charge for the kWh of electricity actually consumed. Most of Energuate’s PPAs also provide that the electricity charge is indexed to changes in published quotations for the type of fuel used by the generator. In addition, Energuate is required to pay certain additional costs incurred by the generators to provide electricity including connection costs, transmission tolls, additional costs imposed by the CNEE and other similar costs.

Service Standards

Pursuant to its authorizations, Energuate is required to meet specified standards with respect to the quality and delivery of the electricity distributed to its customers. The quality standards refer to the electricity’s voltage levels. A breach may be deemed to have occurred when there are changes in the voltage level. A monetary fine is imposed under Energuate’s authorizations for breaches exceeding certain limits, with such fines credited towards the affected consumer’s next bill. Delivery standards refer to the frequency and duration of breaches in the supply of electricity.

Energuate is also required to survey its customers annually to assess their satisfaction levels. The survey covers perceived service quality, technical services (measuring interruptions or blackouts during the year) and overall customer service. If customer satisfaction levels set by the CNEE are not achieved, Energuate may be fined. If Energuate repeatedly incurs such fines, does not pay fines that have been imposed or otherwise repeatedly provides deficient service, its authorizations may be revoked.

Energuate may be subject to other monetary fines and penalties for failure to comply with other terms of its authorization agreements. In the years ended December 31, 2015 and 2014, Energuate paid approximately $210 thousand and $450 thousand in fines, respectively.

The following table sets forth the results of the annual customer survey for DEORSA, DEOCSA and EEGSA, the other significant electricity distribution company in Guatemala, for the periods presented.

	For the Year Ended December 31,
	2015	2014	2013
DEORSA
Product Quality (%)	71.5	72.4	81.6
Technical Service (%)	70.1	70.9	77.8
Customer Service (%)	93.1	72.5	94.0
DEOCSA
Product Quality (%)	59.9	78.3	77.6
Technical Service (%)	59.5	76.9	75.8
Customer Service (%)	88.1	76.7	91.9
EEGSA
Product Quality (%)	78.6	86.6	87.7
Technical Service (%)	75.1	87.0	85.4
Customer Service (%)	92.1	89.5	93.7

In connection with its acquisition of Energuate, IC Power’s management has established a goal to improve Energuate’s customer satisfaction levels by improving service standards, reducing interruptions, and improving customer service by achieving faster response times.

Electricity Losses

Energuate experiences electricity losses in the form of technical and commercial losses. Technical losses are those that occur in the ordinary course of Energuate’s distribution of electricity or those resulting from the specific characteristics of Energuate’s distribution network. Commercial losses are those resulting from illegal connections, fraud or billing errors. Energuate’s total electricity losses in the year ended December 31, 2015 and 2014 were 17.3% and 17.7% of its total energy received, respectively. The distribution tariffs that Energuate charges its regulated customers include a VAD component, which provides for an allowance for losses incurred in the distribution of electricity determined by the CNEE. To the extent that Energuate’s electricity losses exceed the allowance contemplated in the VAD component of the distribution tariff, Energuate will bear the costs of such losses.

In connection with its acquisition of Energuate in January 2016, IC Power’s management has established a goal to reduce Energuate’s electricity losses. IC Power intends to reduce commercial losses through improving customer billing practices, increasing targeted inspections and meter replacements, implementing a communication program with local communities and modernizing Energuate’s facilities to reduce tampering, especially in areas where electricity theft has been more prevalent, while reducing technical losses by investing in the modernization of Energuate’s transmission grid and distribution system. In particular, Energuate will inspect around 10,000 specifically targeted meters each month for evidence of fraud and replace approximately 93,000 old meters each year.

Distribution Network

Electricity is transferred from supply points connected with the Guatemalan National Electricity System, to customers through Energuate’s distribution system, which consists of a wide network of overhead lines, cables and substations carrying successively lower voltages. As of December 31, 2015, Energuate’s distribution system included approximately 34,000 km of distribution lines, representing approximately 70% of Guatemala’s installed distribution lines.

Transmission, Construction and Maintenance Services

Energuate pays tolls for transmission of electricity over the secondary transmission system. These tolls are subject to the approval of the CNEE and will expire on December 31, 2016. The cost of transmission tolls are included in the electricity charge in Energuate’s tariffs, which are then passed through to Energuate’s customers.

Energuate has outsourced certain construction and maintenance activities to various third parties, who provide the following services to Energuate:

•	24-hour emergency services, including call center, fault response, building security and personal security services;

•	building new connections and installations;

•	providing connection and disconnection services; and

•	maintaining and repairing installations and equipment, including substations, transformers and meeting stations.

Seasonality

Seasonality does not have a significant impact on the demand for electricity in Energuate’s service area. Demand for electricity is consistent throughout the year due to a steady number of daylight hours throughout the year and limited use of heating and air conditioning systems within Energuate’s service areas.

Employees

As of December 31, 2015, Energuate had a total of 788 employees, divided into operative, administrative and customer service employees. From time to time, Energuate contracts for the service of temporary employees.

Guatemala Distribution Service Providers

The electricity distribution market in Guatemala is predominantly served by three companies: DEORSA and DEOCSA (which operate under the brand name “Energuate”) and EEGSA. In addition, there are approximately 15 municipal distributors operating in the AMM. EEGSA operates in an urban and suburban service area, including the departments of Guatemala (which includes the country’s capital, Guatemala City), Sacatepéquez and Escuintla and holds an authorization over the service area until 2048. DEORSA and DEOCSA are the only large distribution companies with authorizations granted to operate distribution systems in their service area, and therefore do not face significant competition for regulated customers within their service areas. However, DEORSA and DEOCSA’s authorizations are non-exclusive and MEM may grant an authorization to a competing distribution company in their service areas. Given the cost of constructing a competing distribution system, IC Power does not believe any other distribution company will establish a widespread service to regulated customers in DEORSA and DEOCSA’s service areas in the near- to medium-term.

Other Businesses

The acquired businesses also include Guatemel, an electricity trading company, and RECSA, a transmission company.

Guatemel

IC Power owns 100% of Guatemel, an electricity trading company that supplies large users within Guatemala’s unregulated sector.

Guatemel enters into sales contracts with its customers under which it sells a specified amount of capacity to each customer. Customers are charged a capacity charge based on the amount of capacity purchased and an energy charge based on the amount of energy actually consumed. Guatemel pays transmission tolls and distribution tariffs to the transmission and distribution companies that deliver the electricity it sells to its customers, including Energuate. As of December 31, 2015 and 2014, Guatemel had agreements to supply capacity and electricity to 46 and 58 large customers, respectively, which consumed an average of 57 GWh and 74 GWh annually, respectively.

Guatemel enters into PPAs in order to obtain the capacity and electricity that it then on sells to unregulated customers. In the event that Guatemel requires capacity or electricity in excess of that supplied under its PPAs in order to meet customer demand under its sales contracts, Guatemel makes spot market purchases.

RECSA

IC Power owns 100% of RECSA, an electricity transmission company that supports Guatemala’s electrical system by operating 32 km of transmission lines and eight sub-stations. RECSA operates its transmission lines under a 50-year authorization granted by the Guatemalan government that will expire in 2057. Generators, transportation companies, distributors, electricity brokers and unregulated customers pay for their connection to, and use of, RECSA’s transmission lines. The tolls charged for use of RECSA’s lines were set by CNEE in January 2015, and will expire in January 2017.

Potential Projects

IC Power is constantly monitoring and considering development and acquisition opportunities and is currently assessing approximately 25 projects in Israel and various Latin American countries, such as Chile, Jamaica, Colombia, Mexico, Peru, the Dominican Republic, and Nicaragua. These potential projects range in size from small-scale power facilities (e.g., less than 40 MW) to large-scale power facilities (e.g., approximately 550 MW) and utilize different fuels and technologies, including natural gas, hydroelectric, wind, and stranded gas. In some instances, IC Power has acquired land, secured necessary licenses or rights, including temporary concessions and water rights, commissioned studies, made bids, or initiated similar actions, in connection with its assessment of the viability of the relevant project.

In addition to the Latin American opportunities that IC Power is currently considering, it also monitors opportunities in other markets. For example, in August 2015, IC Power acquired 100% of the shares of AIE from Hadera Paper for NIS 60 million (approximately $16 million). AIE holds a conditional license for the construction of a cogeneration power station in Israel. The project is in the advanced development stage, construction is expected to commence in mid-2016, and the AIE plant is expected to reach its COD in the second half of 2018. Based upon IC Power’s initial assessment, it expects that the total cost of completing the AIE plant (including the consideration for the acquisition of AIE) will be approximately $250 million.

Set forth below is a map summarizing certain of the markets and projects that IC Power has identified for potential expansion. Development projects imply a high degree of uncertainty, and there is no guarantee that IC Power will proceed with these projects. Ultimately, notwithstanding the number of opportunities that IC Power may consider over the long- and short-terms, it will only pursue those projects that it believes will generate attractive, risk-adjusted returns over the long-term and which it believes it has the management capacity to build and operate. In addition, in some cases, IC Power may not obtain the relevant approval to develop a project. Furthermore, in many cases, IC Power will need to win tenders, obtain additional rights, permits, licenses, land purchases and water rights and may need to negotiate with counterparties or conduct valuations and environmental studies, each of which could take years to satisfy, or may not be satisfied at all. The summary below sets forth projects developed and owned by IC Power, as well as projects owned by third parties, that IC Power may be able to acquire by direct negotiations or through tender processes. This summary is not exhaustive, is only provided to show projects which IC Power is evaluating, and should not serve as an indication of any expectation regarding any final outcome:

Chile

IC Power believes that Chile is one of the most attractive power markets in Latin America, as it is characterized by a highly-efficient and investor-friendly model with a stable regulatory framework, electricity demand growth and prices which are among the highest in the region.

IC Power is constantly monitoring and assessing opportunities in Chile and, specifically, in the SIC system. The acquisitions of Colmito and Central Cardones provide IC Power with the initial footprint from which to carry out organic development strategy in this key market. Currently, IC Power has identified opportunities in the thermal and renewables segments. In the thermal segment, IC Power has already acquired lands and a 50-year land concession from the government on which it may develop thermal projects representing an installed capacity of 1,890 MW. In the renewables segment, IC Power is currently analyzing potential opportunities in the hydroelectric, wind and solar sectors. Chile represents one of the most attractive markets in Latin America, but historically it has also been one of the most challenging markets in Latin America to obtain environmental permits. As such, opportunities may take time to materialize.

Israel

Following recent government initiatives encouraging investments in the Israeli power generation market, the entrance of private developers has opened the door for a range of opportunities. IC Power believes the OPC plant, the first IPP in the country, provides it with a first-mover’s advantage to further expand IC Power’s presence in this fast growing, but stable market. In addition, IC Power acquired an additional plot of land adjacent to OPC, which is large enough to house another combined cycle or similar generation facility to expand OPC’s capacity in the long-term, among other potential opportunities.

Mexico

Mexico is enjoying strong momentum in the energy and infrastructure sectors following market reforms in 2013 and 2014. The reform of the electricity sector has driven, and is expected to continue to drive, significant investments in new generation capacity. In addition, PEMEX, a Mexican state-owned petroleum company, has announced that it aims to reach an installed capacity of approximately 3.1 GW in the medium-term by partnering with power companies for the development of cogeneration plants. The Mexican government has also announced initiatives towards the development of significant renewable energy capacity, seeking to add approximately 4.6 GW of wind capacity over the next decade. Given the market’s expected growth, strong demand and stability, IC Power has decided to open an office in Mexico which is fully dedicated to the sourcing of opportunities and IC Power hopes to materialize prospects in the short to medium term as a result of these efforts.

Colombia

Colombia’s investment grade status, high growth and mature regulatory framework make Colombia similar to Peru and one of the main target countries within our strategic plan. Factors such as the attractive niche of stranded gas reserves and the proximity of such reserves to industrial areas create an appealing opportunity for us. For these reasons, IC Power’s strategic acquisition of a 60% equity interest in Surpetroil, a company that utilizes stranded natural gas reserves, serves as an important entry point into the Colombian market. By having a local presence in the market, IC Power has been able to identify new opportunities, such as a large project portfolio of small-scale stranded gas and mini-hydros, that it is currently pursuing.

Peru

Peru, IC Power’s current core market, represents an attractive geography for further expansion, especially in the hydro segment. Peru has one of the fastest growing economies in Latin America, with a strong outlook for power demand coupled with a mature regulatory framework and a well-run power system. For these reasons, Peru remains a key growth focus for IC Power and it has several opportunities under various states of development in this country. In the hydro segment, IC Power has secured land and is pursuing environmental approval for two hydroelectric projects with a combined capacity of approximately 550 MW. In addition to hydro, IC Power has also identified other opportunities such as two cold reserve projects in the thermal segment. IC Power believes its strong presence in the Peruvian market gives it a competitive advantage at the time of materializing opportunities, helping to identify and assess new developments in advance of other market participants.

In addition, IC Power may pursue opportunities to expand the installed capacity of its existing operating assets and assets in advanced stages of construction in Peru. For example, the Samay I plant, which, as of December 31, 2015, was 98% constructed, will operate as a cold reserve plant with diesel and is expected to have an installed capacity of 600 MW upon its COD in the second quarter of 2016. Once natural gas becomes available to the facility through the Gasoducto Sur Peruano (which the pipeline’s developers are obligated to complete by 2018), the Samay I plant will operate as a natural gas-fired power plant and will be able to do so without us making any additional investments in Samay I’s facilities. When fueled by natural gas, the Samay I plant will have an installed capacity of 720 MW. Finally, following an additional investment in the conversion of the Samay I plant, which IC Power has not committed to make, the Samay I plant could operate as a combined cycle thermoelectric plant, which would increase Samay I’s installed capacity to approximately 1,080 MW.

Furthermore, IC Power may pursue opportunities to increase the installed capacity of the Las Flores plant, which has the environmental approvals and a permit to increase its installed capacity through the construction of a 190 MW gas-fired expansion. In addition, Las Flores has sufficient space to locate a combined-cycle expansion on its existing premises. Following the gas-powered expansion and an additional investment in the conversion of the Las Flores plant, neither of which IC Power has committed to do, the Las Flores plant could operate as a combined cycle thermoelectric plant, reflecting an increase in capacity by 400 MW from 193 MW to 593 MW.

IC Power applies a disciplined approach to evaluating and pursuing any development projects. First, it endeavors to construct projects by entering into turnkey EPC agreements that define the total project cost and transfer significant part of the risks of construction delays and cost overruns to its EPC contractors. Second, IC Power seeks to secure a revenue stream as early as possible in the development process of its plants by sourcing and entering into long-term PPAs, which provide IC Power’s development projects with verifiable projected margins and cash flows before construction has commenced. Finally, IC Power leverages its EPC contracts and PPAs to secure long-term project financing agreements which are generally standalone, secured, project-specific and with no or limited recourse. IC Power has not entered into EPC agreements, PPAs or financing agreements in connection with these potential projects.

IC Power’s Generation Customers

IC Power’s generation businesses’ customers include governments, local distribution companies, and/or non-regulated customers, depending upon the operating company and the particular country of operation. IC Power’s generation companies seek to enter into long-term PPAs with power purchasers. In 2015, approximately 89% of IC Power’s capacity and energy sales were pursuant to long-term PPAs, although IC Power operates in challenging jurisdictions that subject it to numerous regulatory or counterparty risks, including risks related to asset nationalizations or delayed payments. Additionally, the majority of IC Power’s capacity has been contracted for sale, according to long-term agreements. For example, in 2015, Kallpa signed 7 long-term PPAs with various distribution companies and non-regulated clients for the sale of electricity (which accounts for most of its current generation capacity) and Kallpa has committed to sell over 50% of its available energy (in MWh) in every year through 2021.

In attempting to limit the effects of such counterparty risks, each of IC Power’s generation companies analyzes the creditworthiness and financial strengths of its various counterparties during the PPA negotiations as well as during the life of the agreement. Where the creditworthiness of the power purchaser is deemed to be below standard, various contractual agreements and structures are negotiated (such as letters of credit, liquidity facilities, and government guarantees) to provide the credit support.

Under the terms of most of IC Power’s generation businesses’ PPAs, the power purchaser is contractually obligated to purchase energy, and sometimes capacity and/or ancillary services, from the power generator based upon a base price (denominated either in U.S. Dollars or in the local currency) that is adjusted for (i) fluctuations in exchange rates, (ii) the U.S. inflation index, (iii) a local inflation index, (iv) fluctuations in the cost of operating fuel, (v) supply of natural gas, (vi) transmission costs and/or (vii) spot prices in the case of an interruption of the supply or transportation of natural gas. Many of these PPAs differentiate between peak and off-peak periods. Utilizing PPAs allows IC Power’s generation companies to lock in gross margins and provides IC Power and its generation companies with earnings stability.

The following table sets forth a summary of the significant PPAs for IC Power’s generation companies as of December 31, 2015:

Company	Principal Customer	Commencement	Expiration	Contracted Capacity[2]
				(MW)
Operating Companies and Associated Company
Peru Segment
Kallpa	Edelnor S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Edecañete S.A.A., Electosureste S.A., Seal S.A.[3]	January 2014	December 2021	350
	Edelnor S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Electosureste S.A., Seal S.A., Electrosur S.A.[4]	January 2014	December 2023	210
	Sociedad Minera Cerro Verde S.A.A.[5]	January 2011	December 2020	140
	Compañía Minera Antapaccay S.A.[6]	November 2011	December 2025	100
	Southern Perú Copper Corporation	April 2017	April 2027	120
Israel Segment
OPC[7]	PPA with Israel Electric Corporation[8]	July 2013	June 2032	440
AIE	Hadera Paper	August 2015	September 2018	12
	Hadera Paper	September 2018	August 2036	40
Central America Segment
Corinto	Distribuidora de Electricidad del Norte S.A., Distribuidora de Electricidad del Sur S.A.	June 1999	December 2018	50
Tipitapa Power	Distribuidora de Electricidad del Norte S.A.,
	Distribuidora de Electricidad del Sur S.A.	April 1999	December 2018	51
Amayo I and Amayo II	Distribuidora de Electricidad del Norte S.A.,	March 2009	March 2024	40
	Distribuidora de Electricidad del Sur S.A.,	March 2010	March 2025	23
Nejapa	Seven distribution companies	August 2013	January 2018	71
	Seven distribution companies	August 2013	July 2017	39
	Seven distribution companies	January 2015	December 2017	30
Puerto Quetzal	Empresa Electrica de Guatemala,	October 2015	April 2016	14
	Comegsa	January 2013	April 2017	20/30
	CCEESA	September 2015	December 2017	12
	MEL	February 2013	December 2017	15
Other Segment
COBEE[9]	Minera San Cristóbal	December 2008	October 2017	43
Colmito	ENAP Refinerías S.A.	January 2014	December 2017	35
JPPC	Jamaica Public Services Company	January 1998	January 2018	60
Surpetroil	GEOPARK	December 2015	December 2016	7
	PETROSUD	March 2015	June 2018	2
Pedregal	Empresa de Distribución Eléctrica Metro-Oeste, S.A., Empresa de Distribución Eléctrica Chiriqui, S.A.	February 2013	December 2016	25
	Elektra Noreste, S.A.	February 2013	December 2016	13
	Empresa de Distribución Eléctrica Metro-Oeste, S.A., Empresa de Distribución Eléctrica Chiriqui, S.A.	January 2014	December 2016	5
	Elektra Noreste, S.A.	January 2014	December 2016	2
	Assets in Advanced Stages of Construction
CDA	ElectroPerú	H1 2016[10]	December 2030	200
	Luz del Sur S.A.A.[11]	January 2018	December 2027	202
	Edelnor S.A.A.	January 2022	December 2031	81
Samay I	Peruvian Investment Promotion Agency	May 2015	April 2035	600
Kanan	Empresa de Distribución Eléctrica Chiriqui (EDECHI)	December 2015	December 2020	7
	Empresa de Distribución Eléctrica Elektra Nor Este S.A. (ENSA)	December 2015	December 2020	34
	Empresa de Distribución Eléctrica Metro Oeste S.A. (EDEMET)	December 2015	December 2020	45

1.	Many of IC Power’s PPAs, excluding OPC’s PPAs, provide for payment in, or are linked to, the U.S. Dollar. The majority of the PPAs are indexed to the price of the corresponding power plant’s operating fuel prices in U.S. Dollars. Although OPC’s PPAs are not linked to the U.S. Dollar, IEC, who has contracted to purchase all of OPC’s energy and capacity, purchases its gas pursuant to an agreement which, as a result of a number of other factors, ties IEC’s gas purchases to the U.S. Dollar.
2.	Where a range is presented, contracted capacity varies monthly for the duration of the PPA.
3.	Kallpa executed 14 PPAs, two PPAs with each of the following seven entities: (i) Edelnor S.A.A., (ii) Luz del Sur S.A.A., (iii) Edecañete S.A., (iv) Electrosur S.A., (v) Electro Sur Este S.A.A., (vi) Sociedad Eléctrica del Sur Oeste S.A. and (vii) Electro Puno S.A.A. Each of Electrosur S.A. and Electro Puno S.A.A. assigned their PPAs to Hidrandina S.A. in August 2012 and in October 2012, respectively. The 350 MW capacity represents the aggregate contracted capacity among these 14 PPAs.
4.	Kallpa executed 12 PPAs, two PPAs with each of the following six entities: (i) Edelnor S.A.A., (ii) Luz del Sur S.A.A., (iii) Electrosur S.A., (iv) Electro Sur Este S.A.A., (v) Electro Puno S.A.A. and (vi) Sociedad Eléctrica del Sur Oeste S.A. Electro Puno S.A.A. assigned its PPAs to Hidrandina S.A. in October 2012. The 210 MW capacity represents the aggregate contracted capacity among these 12 PPAs.
5.	A subsidiary of Freeport McMoRan, Inc.
6.	A subsidiary of Glencore Xstrata.
7.	OPC’s PPAs provide for payment in New Israeli Shekels.
8.	The terms of the IEC PPA provide OPC with the option to allocate and sell the generated electricity of the power station directly to end users. OPC has exercised this option and sells its energy and capacity directly to 24 end users as of December 31, 2015 (22 end users as of December 31, 2014), who primarily consist of Israeli industrial companies, such as Oil Refineries Limited and Granit Group. OPC has entered into PPAs with end users which cover a range of 5 MW to 107 MW of capacity, with each PPA covering, on average, 25 MW of capacity. As of December 31, 2015, the weighted average remaining life of OPC’s PPAs with end users based on firm capacity is seven years. For further information on the IEC PPA, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector.”
9.	In December 2011, the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. As a result, COBEE will be unable to extend or replace its current PPA, under which it has contracted 19% of its capacity, when it expires in October 2017. For further information on risks related on IC Power’s inability to renew, enter into, or replace long-term PPAs, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power’s generation companies may not be able to enter into, or renew existing, long-term contracts for the sale of energy and capacity, contracts which reduce volatility in IC Power’s results of operations.”
10.	Subject to an adjustment in connection with a delay in the completion of the CDA plant’s construction.
11.	Represents capacity under three separate PPAs.

IC Power’s Raw Materials and Suppliers

IC Power’s power facilities utilize either natural gas, hydroelectric, HFO, diesel, wind, solar or a combination of the aforementioned energy sources. The price volatility, availability and purchase price of these materials (other than wind and hydroelectricity) depend upon the specific fuel and the market in which the fuel is to be used.

Kallpa, IC Power’s largest asset, is party to several supply agreements, including natural gas supply agreements and transportation services agreements that are material to its operations. While Nejapa and CEPP purchase the HFO necessary for their operations in the El Salvador and Dominican spot markets, respectively, JPPC, Nejapa, Corinto, Tipitapa and Puerto Quetzal purchase the HFO necessary for their operations from several fuel suppliers in connection with long-term supply agreements. The sole provider of natural gas in Bolivia is a government-owned company. Therefore, the terms for transmission and delivery of natural gas to COBEE are set by government decree.

Natural Gas Supply and Transportation Agreements

Kallpa purchases its natural gas requirements for its generation facilities from the Camisea Consortium, composed of Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Perú, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Perú S.A.C. and Repsol Exploración Peru Sucursal del Perú, which we collectively refer to as the Camisea Consortium, pursuant to a natural gas exclusive supply agreement. Under this agreement, the Camisea Consortium has agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount, and Kallpa has agreed to acquire natural gas exclusively from the Camisea Consortium. The Camisea Consortium is obligated to provide a maximum of 4.3 million cubic meters of natural gas per day to Kallpa’s plant and Kallpa is obligated to purchase a minimum of 2.2 million cubic meters of natural gas per day. Should Kallpa fail to consume the contractual minimum volume on any given day, it may make up the consumption volume shortage on any day during the following 18 months. The price that Kallpa pays to the Camisea Consortium for the natural gas supplied is based upon a base price in U.S. Dollars set on the date of the agreement, indexed each year based on two producer price indices: Fuels and Related Products Power Index and Oil Field and Gas Field Machinery Index, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022.

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

Set forth below is a summary of the natural gas transportation services under each of the two agreements:

Periods	Firm	Interruptible
Initial Date of Dispatch	3,474,861	1,329,593
Initial Date of Dispatch - 3/20/20	4,854,312	764,463
3/20/20 - 1/1/21	4,655,000	764,463
1/2/21 - 3/31/30	4,655,000	530,000
4/1/30 - 3/31/33	3,883,831	1,301,169
4/1/33 - 12/31/33	2,948,831	1,301,169

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

The price that OPC pays to the Tamar Group for the natural gas supplied is based upon a base price in New Israeli Shekels set on the date of the agreement, indexed to changes in the “Production Cost” tariff, which is part of the “Time of Use” tariff and the U.S. Dollar representative exchange rate. As a result, increases or decreases in the EA’s generation tariff have a related effect on OPC’s cost of sales and margins. In addition, the natural gas price formula in OPC’s supply agreement is subject to a floor mechanism. As a result of previous declines in the EA generation component tariff, OPC began to pay the ultimate floor price in November 2015. Therefore, the September 2015 decline and any further declines in the EA generation component tariff, will not result in a corresponding decline in OPC’s natural gas expenses, and will therefore lead to a greater decline in OPC’s margins, which may have a material adverse effect on OPC’s business, results of operations and financial condition. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreement with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to IC Power—The production and profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory environment.”

OPC’s agreement with the Tamar Group expires upon the earlier of June 2029 or the date on which OPC consumes the entire contractual capacity. For information on the Israeli Natural Gas Council’s resolution regarding the pro rata distribution of natural gas in the event of gas shortages in Israel, see “—Regulatory, Environment and Compliance Matters—Regulation of the Israeli Electricity Sector.”

OPC’s agreement with the Tamar Group provides for the curtailment of OPC’s gas supply in the event of insufficient gas supply, and notes that certain other Tamar Group customers have priority over OPC for supply and may therefore not be curtailed even if OPC were curtailed. However, in December 2012, the Israeli Natural Gas Council issued Resolution No. 6/2012, or the Gas Authority Resolution, with respect to the regulation of the usage of capacity of the natural gas pipeline from the Tamar rig in case of a shortage of capacity of the gas pipeline, and such regulation differs from the provision included in OPC’s agreement with the Tamar Group. IC Power believes that the pro-rata mechanism stipulated in the Gas Authority Resolution may increase the gas volume delivered to OPC pursuant to OPC’s agreement with the Tamar Group in the event of gas pipeline capacity shortages. The manner in which the Gas Authority Resolution would be implemented, if at all and, if implemented, its potential effect on OPC’s agreement with the Tamar Group, if any, remains unknown.

The Tamar Group has, in the past, worked on the expansion of the transmission capacity of natural gas from the Tamar gas field, which expansion will eventually increase the pipeline capacity from the platform to the shore, and to the transmission system. However, following delays in the Israeli Anti-Trust Authority’s approval of, among others, Noble, a part owner and the operator of the Tamar lease as a result of Noble’s cross holdings in additional gas fields (primarily the Leviathan gas field), Noble announced that it was suspending all of its projects in Israel, including the Tamar expansion project, until all regulatory issues were resolved. On August 16, 2015, a revised natural gas framework arrangement between the Tamar Group, the Leviathan group, and the Israeli government was approved by the Israeli government. Pursuant to such arrangement, new IPPs may now, among other things, select to purchase gas at a base price which reflects the average price paid by the three major conventional IPPs—Dorad, Dalia Power Energies and OPC. In response to petitions filed against the natural gas framework arrangement, on March 27, 2016, the Supreme Court of the State of Israel affirmed the natural gas framework arrangement, with the exception of the stability provisions (which, subject to certain conditions, protected the Tamar Group and the Leviathan Group from future regulatory changes). The Supreme Court concluded that the Israeli government should provide stability assurances and provisions through an alternate legal mechanism and indicated that provided the Israeli government had one year to resolve this matter. Once such matter has been resolved. Noble is expected to continue with the Tamar expansion project (together with the Tamar Group) and the development of the Leviathan field (together with the Leviathan group). In the event that the Tamar expansion project is not completed, the possible result could be a lack of pipeline capacity in the future, which could result in the curtailment of OPC’s gas supply.

HFO and Diesel Supply

IC Power’s operating companies that rely on HFO and diesel obtain their supply of HFO and diesel either through acquisitions on the spot market or pursuant to short- to medium-term supply agreements. The supply agreements that IC Power’s operating companies enter into for HFO and diesel are generally linked to the Platts, McGraw Hill Financial Index.

IC Power’s Competition

IC Power’s major competitors in the Latin American and Caribbean countries in which its generation companies operate are generally the large international power utility corporations operating in these countries. Local competitors also exist in each of these countries and account for varying market shares, depending upon the country of interest. Within Israel, IC Power’s major competitors are IEC, Dorad Energy Ltd., a private power generator, and other private developers who, as a result of recent government initiatives encouraging investments in the Israeli power generation market, are constructing power stations with significant capacity.

Set forth below is a discussion of competition among power generation companies in certain of IC Power’s markets of operation. For a discussion of Energuate’s competition, see “—Distribution Operations—Energuate—Guatemala Distribution Service Providers.”

Peru

In Peru, power generation companies compete along a number of dimensions, including the ability to (i) source and enter into long-term PPAs with power purchases, (ii) source and secure land for the development or expansion of additional power generation plants, (iii) source and secure natural gas to fuel power generation stations, (iv) win tenders by the Peruvian government to build cold, or other generation supply, reserve plants, and (v) maintain or increase market share in the growing Peruvian electricity market, particularly in connection with the balance of energy supply and demand within Peru. In Peru, IC Power competes with state-owned generation companies (although their relative weight in the market has been diminishing over time since the privatization process started in the 1990s), as well as large international and domestic generators.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Peru for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Kallpa Generación S.A.	5,166	11.60	5,920	14.17	5,459	13.76
Edegel[1] (a subsidiary of Enel)	8,370	18.79	8,848	21.17	8,700	21.93
EnerSur S.A. (a subsidiary of Engie S.A.)	7,172	16.10	7,098	16.98	7,719	19.46
ElectroPerú S.A. (a state-owned generation company)	7,172	16.10	7,041	16.85	7,272	18.33
Duke Energy Egenor S. en C. por A2 (a subsidiary of Duke Energy Corp)	2,648	5.95	2,534	6.06	2,727	6.87
Other generation companies	14,012	31.46	10,351	24.77	7,793	19.65

Total	44,540	100.0	41,792	100.0	39,670	100.0

1.	Includes Edegel and Chinango S.A.C.
2.	Includes Egenor and Termoselva S.R.L.

Israel

Until OPC commenced commercial operations in July 2013, IEC operated as the sole large-scale provider of electricity in Israel. In May 2014, Dorad Energy Ltd. became the second IPP to commence commercial operations in Israel, adding a capacity of 860 MW to the Israeli electric market. In July 2015, the first of two units of the power plant of Dalia Power Energies commenced commercial operations. In September 2015, the second unit reached its COD, adding, together with the first unit, 910 MW to the Israeli electric market. Several other IPPs are in the process of constructing power plants, and are expected to commence commercial operations in the coming years. As of the date of this annual report, IEC has not published generation and energy and capacity sales information for IPPs.

Nicaragua

The electricity market in Nicaragua is served by a variety of generation companies, including (1) ICPNH, (2) ALBA de Nicaragua, S.A. (ALBANISA), (3) PENSA Proyecto Eléctrico de Nicaragua, S.A, (4) Enel SpA and (5) Generadora de Occidente, Ltda. ICPNH competes with each of these companies for the right to supply capacity and energy to distribution companies and other unregulated customers as well as exports to SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Nicaragua for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
ICPNH	1,095	24.88	1,099	26.71	1,085	28.03
ALBA de Nicaragua, S.A. (ALBANISA)	886	20.13	745	18.11	535	13.82
PENSA Proyecto Eléctrico de Nicaragua, S.A.	451	10.24	430	10.45	424	10.95
Enel SpA	283	6.42	354	8.60	435	11.23
Generadora de Occidente, Ltda.	370	8.42	266	6.47	258	6.66
Other generation companies	1,316	29.91	1,220	29.65	1,134	29.29

Total	4,401	100.0	4,114	100.0	3,871	100.0

Guatemala

The electricity market in Guatemala is served by a variety of generation companies, including (1) Puerto Quetzal, (2) El Instituto Nacional de Electrificación (Inde), (3) Energías San José S.A., and (4) Duke Energy Guatemala y Cia, S.C.A. Puerto Quetzal competes with each of these companies for the right to supply capacity and energy to distribution companies and other unregulated customers, as well as ancillary services to the grid. In addition, Puerto Quetzal competes directly, or through its trading arm Poliwatt Limitada, for the export of energy and capacity to various countries in SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Guatemala for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Puerto Quetzal	673	6.53	490	4.67	514	5.38
El Instituto Nacional de Electrificación (Inde)	1,969	19.11	3,159	30.09	2,763	28.91
Energías San José, S. A.	1,045	10.14	970	9.24	916	9.58
Duke Energy Guatemala y CIA, S. C. A.	675	6.55	872	8.31	905	9.47
Other generation companies	5,940	57.66	5,007	47.69	4,460	46.66

Total	10,302	100.0	10,498	100.0	9,558	100.0

El Salvador

The electricity market in El Salvador is served by a variety of generation companies, including (1) Nejapa, (2) Comisión Ejecutiva Hidroeléctrica del Río Lempa, a state-owned generation company whose primary generation facilities are hydroelectric plants, (3) LaGeo S.A. de C.V., a state-owned generation company whose primary generation facilities are geothermal plants, (4) Duke Energy International, a subsidiary of Duke Energy Corp., (5) Inversiones Energéticas, S.A. de C.V., and (6) Termopuerto, S.A. de C.V. Nejapa competes with each of these companies for the right to supply capacity and energy to distribution companies and other unregulated customers, as well as for exports to SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in El Salvador for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Nejapa	440	7.97	376	6.08	458	7.37
Comisión Ejecutiva Hidroeléctrica del Río Lempa	1,349	24.43	1,718	27.76	1,790	28.81
LaGeo S.A. de C.V.	1,432	25.93	1,558	25.17	1,560	25.11
Duke Energy International	853	15.43	821	13.26	826	13.29
Inversiones Energéticas, S.A. de C.V.	491	8.89	574	9.27	599	9.64
Termopuerto, S.A. de C.V.	493	8.93	476	7.69	303	4.88
Other generation companies	465	8.42	667	10.77	677	10.90

Total	5,523	100.0	6,188	100.0	6,211	100.0

Panama

The electricity market in Panama is served by a variety of generation companies, including (1) Pedregal, (2) ACP, (3) AES Panamá, S.R.L, (4) Celsia SA ESP and (5) Enel Fortuna, S.A. Pedregal competes with each of these companies for the right to supply capacity and energy to distribution companies and other unregulated customers, as well as for exports to SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Panama for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Pedregal	356	3.31	405	4.40	420	4.79
ACP	828	7.70	1,029	11.18	551	6.28
AES Panamá, S.R.L.	2,497	23.22	1,993	21.66	2,160	24.63
Celsia SA ESP	1,444	13.43	1,565	17.00	1,750	19.95
Enel Fortuna, S.A.	1,658	15.42	1,130	12.28	1,224	13.96
Other hydros	1,777	16.53	1,473	16.00	1,191	13.58
Other thermal	1,047	9.74	1,311	14.25	1,408	16.05
Solar & wind	428	3.97	189	2.05	—
EOR	17	0.16	108	1.17	68	0.78

Total	10,752	100.0	9,203	100.0	8,772	100.0

Bolivia

The electricity market in Bolivia is primarily served by a variety of generation companies, including COBEE, Guaracachi, Valle Hermoso and Corani. Prior to May 2010, Guaracachi was a subsidiary of Rurelec Plc, Valle Hermoso was a subsidiary of the Bolivian Generating Group, and Corani was a subsidiary of Engie. In May 2010, the Bolivian government nationalized each of these generation companies and began negotiations with the owners of these generation companies with respect to the compensation to be paid for these assets. In October 2011, the Bolivian government reached compensation settlements related to the nationalization of Valle Hermoso and Corani, and in 2014, reached compensation settlements related to the nationalization of Guaracachi.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Bolivia for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
COBEE	1,081	12.97	1,086	13.86	1,160	15.17
Guaracachi	1,999	23.98	2,078	26.52	2,104	28.63
Valle Hermoso	1,070	12.84	1,457	18.59	1,318	17.94
Corani	938	11.25	923	11.78	930	12.66
Other generation companies	3,247	38.96	2,292	29.25	1,836	24.99

Total	8,335	100.0	7,837	100.0	7,348	100.0

Chile (SIC)

The electricity market in Chile is served by a variety of generation companies, including (1) Central Cardones, (2) Colmito, (3) Endesa and (4) Colbún. We compete in the SIC system, Chile’s largest power system, with each of these companies for the right to supply capacity and energy to distribution companies and other unregulated customers. A transmission line is under construction to connect the SIC with SING, Chile’s second largest power system. Once completed, we also expect to compete with power plants in the SING system.

The following table sets forth the quantity of energy generated by each of the principal generation companies in SIC for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Central Cardones	4	0.01	—	—	—	—
Colmito	27	0.05	6	0.01	46	0.09
Endesa S.A.	11,759	22.23	12,312	23.58	15,184	29.88
Colbún S.A.	11,805	22.32	12,170	23.31	10,363	20.39
AES Gener S.A.	5,047	9.54	5,296	10.14	5,420	10.67
Empresa Eléctrica Guacolda S.A.	4,548	8.60	4,889	9.36	5,115	10.06
Empresa Eléctrica Pehuenche S.A.	2,980	5.63	3,006	5.76	2,583	5.08
Other generation companies	16,731	31.63	14,531	27.83	12,109	23.83

Total	52,901	100.0	52,210	100.0	50,820	100.0

Dominican Republic

The power and electricity market in the Dominican Republic is served by a variety of generation companies, including (1) CEPP, (2) affiliates of AES Corp., which own one combined-cycle plant fueled by natural gas and two open-cycle plants fueled by natural gas, as well as equity interests in two plants fueled with coal, (3) Empresa de Generación Hidroeléctrica Dominicana, a state-owned generation company whose primary generation facilities are hydroelectric plants, (4) Empresa Generadora de Electricidad Haina, S.A., (5) Compañía de Electricidad de San Pedro de Macorís, (6) Gas Natural SDG, S.A. (Gas Natural Fenosa), (7) Transcontinental Capital Corp. (Bermuda) Ltd (Seaboard), and (8) Consorcio Laesa Ltd. CEPP competes with each of these companies for the right to supply capacity and energy to distribution companies and other unregulated customers.

The following table sets forth the quantity of energy generated by each of the principal generation companies in the Dominican Republic for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
CEPP	298	1.99	242	1.80	339	2.45
Affiliates of AES Corp.	5,311	35.48	5,443	40.40	5,075	36.62
Empresa de Generación Hidroeléctrica Dominicana	2,688	17.96	1,260	9.35	1,860	13.42
Empresa Generadora de Electricidad Haina, S.A.	1,006	6.72	2,731	20.27	1,739	12.55
Compañía de Electricidad de San Pedro de Macorís	934	6.23	113	0.84	290	2.09
Gas Natural SDG, S.A. (Gas Natural Fenosa)	1,012	6.76	919	6.82	1,096	7.91
Transcontinental Capital Corp. (Bermuda) Ltd (Seaboard)	842	5.62	1,006	7.47	1,330	9.60
Consorcio Laesa Ltd	612	4.09	471	3.50	737	5.32
Other generation companies	2,287	15.28	1,285	9.54	1,391	10.04

Total	14,970	100.0	13,470	100.0	13,857	100.0

Colombia

The electricity market in Colombia is served by a variety of generation companies, including (1) Surpetroil, (2) Empresas Públicas de Medellín E.S.P, (3) Emgesa S.A. E.S.P, (4) Isagen S.A. E.S.P and (5) Generadora y Comercializadora de Energía del Caribe S.A. E.S.P. Surpetroil competes with each of these companies for the right to supply energy and reliability to distribution companies and other non-regulated customers. Surpetroil also competes in the off-grid generation market.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Colombia for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2015		2014		2013
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Surpetroil	43	0.06	23	0.04	22	0.04
Empresas Públicas de Medellín E.S.P	13,994	21.03	13,626	21.18	14,518	23.34
Emgesa E.SP	13,749	20.66	13,691	21.28	12,877	20.70
Isagen S.A. E.SP	12,821	19.27	10,609	16.49	10,322	16.60
Generadora y Comercializadora de Energía del Caribe S.A. E.S.P.	6,972	10.48	7,508	11.67	6,834	10.99
Other generation companies	18,970	28.51	18,871	29.34	17,624	28.34

Total	66,548	100.0	64,328	100.0	62,197	100.0

IC Power’s Seasonality

Within the Latin American and the Caribbean countries in which IC Power operates, power is generally generated by hydroelectric or thermal power stations. The hydroelectric stations are an efficient source of power generation due to the cost savings of fuel associated with thermal power generation. The power generated by these hydroelectric power stations varies in accordance with the rainy seasons and rainfall patterns of each country in each year. For example, greater amounts of hydroelectric power are dispatched between November and April in Peru—the Peruvian rainy season—than between May and October, when the volumes of rainfall declines and operators have less water available for electricity generation in the reservoirs serving their plants. However, greater amounts of hydroelectric power are dispatched between May and October in El Salvador—the Salvadorian rainy season—than between November and April, when the volumes of Salvadorian rainfall declines and the hydroelectric units have less water available for electricity generation. El Salvador’s hydroelectric plant is also subject to annual variations depending on climactic conditions, such as the El Niño phenomenon. For the same reasons, the volume of power generated by thermal power stations is also variable. Furthermore, IC Power’s Nicaraguan assets which rely on wind generate less volume of power during the Nicaraguan rainy season between May and October, as those months tend to experience less wind. Accordingly, IC Power’s revenues are subject to seasonality, the effects of rainfall, and the type of energy generated in each country of operation (whether hydroelectric or thermal, and whether generated using natural gas, HFO or diesel). Although IC Power acts to reduce this exposure to seasonality by contracting long-term PPAs for most of its capacity, this effect cannot be completely neutralized.

Within Israel, electricity demand is sensitive to temperatures and tends to be greater in the summer season (July to August) because of the use of air conditioners and in the winter season (December to February) because of the use of heating devices, as compared with the other months of the year. As a result, the tariffs in the winter and summer seasons are higher than those in the transition seasons, making Israeli power generators, such as OPC, more profitable, generally, in the winter and summer months, as compared to other months of the year. These seasonal increases are partially offset by an increase in fuel costs during those periods. For further information on the seasonality of tariffs in Israel, see “—IC Power’s Industry Overview—Israel.”

For a discussion of the seasonality of Energuate, see “—Distribution Operations—Energuate—Seasonality.”

IC Power’s Property, Plants and Equipment

The following table provides certain information regarding IC Power’s power plants that are owned, leased or under construction, as of December 31, 2015:

Company/Plant	Location	Installed Capacity	Fuel Type
		(MW)
Operating Companies
Peru Segment
Kallpa:
Kallpa I, II, III and IV	Chilca district, Peru	870	Natural gas (combined cycle)
Las Flores	Chilca district, Peru	193	Natural gas

Kallpa Total		1,063

Israel Segment
OPC	Mishor Rotem, Israel	440	Natural gas and diesel (combined cycle)
AIE[1]	Hadera, Israel	18	Steam

Central America Segment
ICPNH
Corinto	Chinandega, Nicaragua	71	HFO
Tipitapa Power	Managua, Nicaragua	51	HFO
Amayo I	Rivas, Nicaragua	40	Wind
Amayo II1	Rivas, Nicaragua	23	Wind

ICPNH Total		185

Puerto Quetzal	Escuintla, Guatemala	179	HFO

Nejapa	Nejapa, El Salvador	140	HFO

Other Segment
CEPP	Puerto Plata, Dominican Republic	67	HFO

COBEE:
Zongo Valley plants:
Zongo	Zongo Valley, Bolivia	11	Hydroelectric
Tiquimani	Zongo Valley, Bolivia	9	Hydroelectric
Botijlaca	Zongo Valley, Bolivia	7	Hydroelectric
Cutichucho	Zongo Valley, Bolivia	23	Hydroelectric
Santa Rosa	Zongo Valley, Bolivia	18	Hydroelectric
Sainani[2]	Zongo Valley, Bolivia	10	Hydroelectric

Company/Plant	Location	Installed Capacity	Fuel Type
		(MW)
Chururaqui	Zongo Valley, Bolivia	25	Hydroelectric
Harca	Zongo Valley, Bolivia	26	Hydroelectric
Cahua	Zongo Valley, Bolivia	28	Hydroelectric
Huaji	Zongo Valley, Bolivia	30	Hydroelectric

		187

Miguillas Valley plants:
Miguillas	Miguillas Valley, Bolivia	4	Hydroelectric
Angostura	Miguillas Valley, Bolivia	6	Hydroelectric
Choquetanga	Miguillas Valley, Bolivia	6	Hydroelectric
Carabuco	Miguillas Valley, Bolivia	6	Hydroelectric

		22

El Alto-Kenko	LaPaz, Bolivia	19	Natural gas

COBEE Total		228

Central Cardones	Copiapó, Chile	153	Diesel

Colmito	Concón, Chile	58	Natural gas and diesel

JPPC	Kingston, Jamaica	60	HFO

Surpetroil
La Hocha	Huila, Colombia	3	Natural gas
Purificación	Tolima, Colombia	10	Natural gas
Entrerios	Casanare, Colombia	2	Natural gas
Geopark	Casanare, Colombia	5	Natural gas

Surpetroil Total		20

Assets in Advanced Stages of Construction
CDA	Huancavelica, Peru	510	Hydroelectric
Samay I	Mollendo, Peru	600	Diesel and natural gas
Kanan	Colon, Panama	92	HFO

1.	AIE also holds a conditional license for the construction of a cogeneration power station in Israel. This station will be developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of AIE), based upon a plant with 135 MW of capacity. Construction is expected to commence in mid-2016 and COD is expected in the second half of 2018.
2.	Wind farm complex sustained damage in December 2014 in connection with a blackout in the Nicaragua’s National Interconnection System, which left one wind turbine collapsed and another two wind turbines with severe damage. The three damaged turbines, which represent 10% of all of IC Power’s installed capacity at the Amayo I and II plants, were replaced and were operational in early 2016. Between the contracted operator and IC Power’s insurance provider, IC Power expects that there will be sufficient funds to cover the replacement and business interruption costs resulting from the damaged turbines.

In addition:

•	Cenérgica owns three fuel storage tanks on site with an aggregate capacity of 240,000 barrels and maintains a fuel depot and marine terminal located on a 6.5 hectare site that IC Power leases in Acajutla, El Salvador;

•	IC Power was awarded a tender published by the Chilean government for a lease of land in Northern Chile, which is intended for the construction of a power station with a capacity of about 350 MW; and

•	IC Power was awarded a tender published by the Israel Land Authority to lease an approximately 592,000 square foot plot adjacent to the OPC site, which can be utilized to extend OPC’s capacity in Israel.

For further information regarding IC Power’s plants, see “—IC Power’s Description of Operations.”

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

For a discussion of Energuate’s property, plant and equipment, see “—Distribution Operations—Energuate—Distribution Network.”

IC Power leases its principal executive offices in Lima, Peru and various other office space in the markets that it serves. IC Power owns all of its production facilities, other than Kallpa I, Kallpa II, Kallpa III and Las Flores power plant. IC Power leases the Kallpa I, Kallpa II and Kallpa III facilities under capital leases as described in “Item 5.B—Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—Kallpa Leases.”

IC Power believes that all of its production facilities are in good operating condition. As of December 31, 2015, the consolidated net book value of IC Power’s property, plant and equipment was $2,972 million.

Maintenance and Spare Parts

IC Power’s operating subsidiaries regularly perform comprehensive maintenance on their facilities, including maintenance to turbines, engines, generators, transformers, the balance of plant and substations, as well as civil works maintenance. Maintenance is typically performed according to a predefined schedule at fixed intervals, based on running hours or otherwise according to manufacturer or engineering specifications. Maintenance is either performed by IC Power’s trained employees, or is outsourced to third party contractors. In some cases, IC Power’s operating subsidiaries have entered into long-term service agreements for their maintenance.

Each of IC Power’s operating subsidiaries has arrangements to obtain spare parts, as necessary. IC Power’s operating subsidiaries generally purchase their spare parts from the OEMs, as well as from other suppliers. In some cases, these operating subsidiaries have entered into long-term supply contracts for spare parts.

For a discussion of maintenance services received by Energuate, see “—Distribution Operations—Energuate—Transmission, Construction and Maintenance Services.”

Insurance

IC Power carries insurance for its plants against material damage and consequent business interruption through comprehensive “all-risks” insurance policies. These all-risk insurance policies provide for total replacement values of $2.4 billion for property damage and $563 million for business interruption and are renewed annually, with the most recent renewal occurring in December 2015. Specifically, Kallpa and OPC plants are covered by insurance policies which provide for total replacement values of $734 million and $400 million for property damages per year, respectively, and $265 million and $120 million for business interruption damages per 18-month period, respectively. In some cases, IC Power relies on insurance policies in the event that any of its plants sustain damages or experience business interruptions as a result of the actions of, or a breach under the relevant agreement by, suppliers, customers or other third parties whose liability obligations are contractually limited. IC Power’s insurance coverage is underwritten by some of the largest international reinsurance companies, including Mapfre S.A., Munich Re, Zurich Insurance Group Ltd, ACE Limited, American International Group, Inc., Allianz SE and Swiss Re Ltd, among others.

The material damage insurance for IC Power’s operations provides insurance coverage for losses due to accidents resulting from fire, explosion and machinery breakdown, among others. This coverage has a maximum indemnification limit of $600 million per event (combined material damage and business interruption coverage). These policies have deductibles of up to $2 million, depending on the plant.

The business interruption coverage under each of these policies provides insurance for losses resulting from interruptions due to any material damage covered by the policy. The losses are covered until the plant production is fully re-established, with maximum indemnity periods ranging from 12 to 30 months.

IC Power carries insurance for CDA to protect against certain risks associated with this project. IC Power carries a (1) construction all-risk policy with a limit of $679 million, (2) consequent delay in start-up policy with a limit of $180 million with a 24-month indemnity period, and (3) third-party liability policy with a limit of $25 million.

IC Power carries insurance for Samay I to protect against certain risks associated with this project. IC Power carries a (1) construction all-risk policy with a limit of $320 million, (2) consequent delay in start-up policy with a limit of $86 million with a 18-month indemnity period, and (3) third-party liability policy with a limit of $40 million.

IC Power does not anticipate having any difficulties in renewing any of its insurance policies and believe that its insurance coverage is reasonable in amount and consistent with industry standards applicable to energy generation companies operating in the same markets.

Employees

As of December 31, 2015, IC Power had a total of 1,309 employees. All of IC Power’s employees are employed on a full-time basis, and are usually divided into one of the following functions: plant operation and maintenance, administrative support, corporate management, budget and finance, legal and project management.

The table below sets forth breakdown of employees by main category of activity and by segment as of the dates indicated:

	As of December 31,
	2015	2014	2013
Number of employees by category of activity:
Plant operation and maintenance	894	842	445
Administrative support	305	310	159
Corporate management, budget and finance	38	33	23
Other, including project management	72	50	32

Total	1,309	1,235	659
Number of employees by segment:
Peru	230	182	149
Israel	66	61	58
Central America	389	443	127
Other	624	549	325

Total	1,309	1,235	659

IC Power does not employ a material number of temporary employees.

For a discussion of Energuate’s employees, see “—Distribution Operations—Energuate—Transmission, Construction and Maintenance Services.”

As of December 31, 2015, approximately 23% of IC Power’s employees were unionized, representing a significant portion of its employees in Israel, Bolivia and Jamaica. As of December 31, 2015, approximately 45% of OPC’s employees were represented by Histadrut Labor Federation, the general federation of labor in Israel, approximately 72% of COBEE’s employees were represented by the Sindicato Unico de Trabajadores de Luz y Fuerza COBEE and approximately 27% of JPPC’s employees were represented by Union of Technical Administrative and Supervisory Personnel. We negotiate a collective bargaining with each union on an annual basis. In June 2015, COBEE’s facilities in Bolivia experienced a brief strike, which did not result in a work stoppage and did not have a material effect on IC Power’s operations.

As IC Power’s operations are subject to various hazards, IC Power’s management places a high priority on, and closely monitors, the health and safety of its employees. IC Power has installed policies, procedures and training programs to reduce workplace accidents at each of its operating companies.

Additionally, IC Power has a competitive compensation structure for its employees and the managers of each of its operating subsidiaries. Compensation for such managers typically consists of a base salary, as well as a year-end bonus, which is based on the personal performance of the manager and the performance of the relevant operating subsidiary.

Shareholders’ Agreements

IC Power holds a majority stake in most of its operating companies—Kallpa, OPC, CEPP, Central Cardones, Surpetroil, Corinto, Tipitapa Power, Amayo I, Amayo II, CDA, and Samay I—and a non-controlling interest in Pedregal. The operations of these companies are subject to shareholders’ and/or member agreements. Although the terms of each of these shareholder and member agreements vary, they generally provide, in certain circumstances and subject to certain conditions: (1) each shareholder with the right to elect a specified number of directors and/or appoint specified executive officers; (2) for the distribution of dividends in proportion to each shareholder’s equity interest; (3) the minority shareholder with veto rights with respect to significant corporate actions (e.g., mergers, share issuances, the amendment of governing documents, and the entry into PPAs or other contracts in excess of a specified value) and certain approval protocol with respect to the budget of the relevant company; (4) each party with a right of first refusal with respect to any potential sale of equity interests in the relevant company; and (5) specifications of additional equity contributions, if any.

Additionally, IC Power and Energía del Pacífico, the minority shareholder in each of Kallpa, Samay I, and CDA, have agreed that each of IC Power and Energía del Pacífico submits projects related to generation or transmission of energy in Peru to Kallpa and will not develop such projects other than through Kallpa. Similarly, IC Power has provided tag-along rights to Mr. Yesid Gasca Duran, the minority shareholder in Surpetroil, with respect to any new projects which IC Power may develop or acquire in Colombia.

Legal Proceedings

Set forth below is a discussion of a significant legal proceeding to which IC Power’s subsidiary is party. As of the date of this annual report, IC Power is not party to any other significant legal proceedings.

Kallpa—Import Tax Assessments

Since 2010, SUNAT has issued tax assessments to Kallpa and its lenders (as lessors under the Kallpa leases) for payment of import taxes allegedly owed by Kallpa and its lenders in connection with the engineering services related to the EPC contractors of Kallpa I, II, III and IV. The assessments were made on the basis of the allegation that Kallpa and its lenders should have included the value of the engineering services rendered by the contractor of the relevant project in the tax base of the imported equipment for the import taxes. Kallpa disagrees with these tax assessments on the grounds that the engineering services rendered to design and build the power plant are not part of the value of the imported goods but a separate service for which Kallpa paid its corresponding taxes because all such equipment, according to SUNAT’s allegation, could be deemed a plant with respect to the unit in connection with which it was imported. Kallpa and its lenders disputed the tax assessments before SUNAT and, after SUNAT confirmed the assessments, appealed before the Peruvian Tax Administrative Court, or the Tribunal Fiscal, except for the assessment of Kallpa IV.

In January 2015, Kallpa and its lenders were notified that the Tribunal Fiscal had rejected their appeal in respect of the Kallpa I assessment. Kallpa and its lenders disagreed with the Tribunal Fiscal’s decision and challenged this decision in the Peruvian courts. In order to challenge the Kallpa I ruling, Kallpa and its lenders were required to pay the tax assessment of Kallpa I in the aggregate amount of approximately $12.3 million, which amount consists of the tax assessment for Kallpa I, plus related interest and fines. In April 2015, Kallpa and its lenders made the final payment (under protest) regarding Kallpa I’s tax assessment in order to appeal the administrative ruling of the Tribunal Fiscal in the judicial system. Kallpa has reimbursed the lenders for each of the amounts due under the terms and conditions set forth in the operation agreement dated July 31, 2008, as amended, by and among Citibank del Perú S.A., Citileasing S.A., Banco de Crédito del Perú, Scotiabank Perú, and Kallpa. To the extent that the appeal is successful, Kallpa and its lenders will be entitled to seek the return of the amounts paid to SUNAT. A decision of the Tribunal Fiscal of the appeals in respect of the Kallpa II and III assessments is still pending.

As of December 31, 2015, the total tax exposure related to claims by SUNAT against Kallpa and its lenders in connection with the importation of equipment related to the Kallpa I, II, III and IV projects, equaled approximately $31.2 million, including interest and fines.

In January 2016, SUNAT issued a ruling in favor of Kallpa, releasing Kallpa from substantially all claims and associated fines related to Kallpa IV, as SUNAT concluded that the Kallpa IV unit could not be deemed a plant and therefore, the engineering services rendered in connection with the Kallpa IV project could not be incorporated into the value of the imported equipment.

Regulatory, Environmental and Compliance Matters

In Latin America, Central America and the Caribbean, where IC Power primarily operates, the electricity market allows for sale and delivery of power from power generators (private or government owned) to distribution companies (private or government owned) and to industrial (i.e., unregulated) consumers. In these countries there is typically structural segregation of power generation companies and transmission and distribution companies. In most of these countries there is a government-owned power grid and transmission services are provided on open access basis, i.e. the transmission company must transmit power through the grid and in exchange, charges a transmission rate set by the supervisory authority or based on a competitive proceeding or regulated tariff. Whereas in these markets private and government-owned entities compete for power generation, its transmission and distribution are conducted subject to exclusive franchises; therefore, the transmission and distribution operations are regulated in markets in which IC Power operates.

In these countries, delivery and sale of power is subject to a regulatory regime (typical of privatized electricity markets) which includes supervision by an independent supervisory entity for the electricity market. For further information on the regulatory risks related IC Power’s operations, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power’s equipment, facilities, operations and new projects are subject to numerous environmental, health and safety laws and regulations.”

Regulation of the Peruvian Electricity Sector

In Peru, power is generated by companies which primarily operate hydroelectric and natural gas based power stations. The general electricity laws in Peru form the statutory framework governing the electricity market in Peru and cover, among other things:

•	generation, transmission, and distribution and trading of electricity;

•	operation of the energy market; and

•	generation prices, capacity prices and other tariffs.

All entities that generate, transmit or distribute power to third parties in Peru operate subject to the general electricity laws in Peru. Power generating companies in Peru, such as Kallpa, are impacted by, among other things, regulation applicable to transmission and distribution companies.

Although significant private investment has been made in the electricity market in Peru and independent supervisory entities have been created to supervise and regulate the electricity market, the State of Peru has remained, in actual fact, in the role of supervisor and regulator. In addition, the State of Peru owns multiple power generation and distribution companies in Peru, although their market participation has diminished over time and face significant legal restrictions to engage in new projects or investments.

Regulatory Entities

There are five entities in charge of regulation, operation and supervision of the electricity market in Peru in general, and of IC Power’s operations in Peru, in particular:

MINEM—The Ministry of Energy and Mines, responsible for:

(a) setting national energy policy; (b) proposing and adopting laws and regulations to supervise the energy sector; (c) controlling expansion plans for SEIN; (d) approving proposed expansion plans by COES; (e) promoting scientific research and investment in energy; and (f) granting concessions or authorizations, as applicable, to entities to operate in power generation, transmission or distribution in Peru.

OSINERGMIN—the Supervisor Body of Investment in Energy and Mining is an independent governmental regulatory agency responsible, among other things, for:

(a) supervising compliance of different entities with laws and regulations concerning power generation, transmission, distribution and trading; (b) setting transmission (electricity and natural gas) and distribution (electricity and natural gas) tariffs; (c) setting and enforcing price levels in the electricity market in Peru and setting tariffs for customers subject to regulated tariffs; (d) imposing fines and compensations for violations of the laws and regulations; (e) handling claims made by, against or between consumers and players in the electricity market; (f) supervising public tenders with regard to PPAs between generation companies and distribution companies for the supply to regulated consumers; and (g) supervising operations of COES.

Generation tariffs for the sale of energy by generation companies to distribution companies are generally determined based on tenders where OSINERGMIN sets a cap price that is not disclosed to participants except when the respective bid is unsuccessful because no party has made an offer below such price cap. In addition, OSINERGMIN annually specifies energy prices, known as the regulated tariff, which is used by market participants only in exceptional situations, as most of the PPAs with distribution companies are based on the results of the tenders. OSINERGMIN also determines the annual capacity prices used in agreements between generation companies and distribution companies, as well as in the spot market.

COES—the Committee for the Economic Operation of the System is an independent private entity composed of qualified participants undertaking activities in the SEIN (i.e., electric power generators, transmission companies, distributors and major non regulated users) which is responsible, among others, for:

(a) planning and co-ordination of the power generation system for all power generation and transmission units, in order to ensure reliable generation at minimum cost; (b) setting spot market prices based on marginal cost; (c) managing the clearing house of the spot market transactions between generation companies (excess and shortage of actual generation vs. demand pursuant to PPAs); (d) allocating firm capacity and firm energy to generation units; (e) submitting proposals to OSINERGMIN for issuing regulatory standards, including technical standards and procedures used as guidelines for carrying out COES directives; (f) determining on a monthly basis the amounts owed between generators as consideration for energy injected into the grid and for ancillary services; and (g) proposing expansion plans for the transmission grid.

INDECOPI—the Antitrust and Intellectual Property Authority in Peru.

OEFA—the governmental body responsible for the power stations compliance with the environmental regulations.

Generation Companies

Since 1992, the Peruvian market has been operating based upon a “marginal generation cost” system. Such system is embedded in the general electricity laws of Peru and is administrated by COES. In such capacity the COES has as its main mandate to satisfy all the demand of electricity at any given time (i.e., periods of 15 minutes each) with the most efficient generation assets available at such time, independently of contractual arrangements between generators and their clients. For such purpose, the COES determines which generation facilities will be in operation at any given time with the objective of minimizing the overall system energy cost. Energy units are dispatched (i.e., ordered by the COES to inject energy into the system) on a real-time basis; units with lower variable generation costs are dispatched first and other less efficient generation units will be ordered to dispatch until the electricity demand is satisfied.

The variable cost for the most expensive generation unit dispatching in each 15-minute time period determines the spot price of electricity in said time period. Generally, the variable cost used for dispatch is audited by the COES, based on actual fuel costs, the plant efficiency, and variable maintenance costs. However, as natural gas supply and transportation contracts contain high levels of take-or-pay, the calculation of variable costs for these units is not straightforward. As a result, generators with power plants utilizing natural gas are allowed to declare the variable cost of their plants once a year and such declared cost may differ from the actual cost of such plant and this declaration will be the variable cost applicable for dispatch purposes for the next 12 months, being the declared cost part of the commercial strategy of the corresponding generator.

The spot market price is determined by the COES and is the price at which generation companies sell or buy power on the spot market during each 15-minute period. All injections and withdrawals of electricity are valued at the spot market price of the 15-minute period when they are made. Any generation companies with excess generation over energy sold pursuant to PPAs in each 15-minute interval, sell their excess energy at spot prices to generation companies with lower generation than their contractual obligations under PPAs for that time period. COES defines, on a monthly basis, the amounts that are owed by each generator with a net “buyer” position to generators with a net “seller” position. Generators with a net seller position directly invoice and collect from generators with a net buyer position the amounts liquidated by COES, respectively, not being COES involved in the payment procedure or providing any form of payment guarantee. Distribution companies and regulated consumers cannot purchase power off the grid at spot prices. Distribution companies must enter into agreements that guarantee offtakes of regulated consumers located in their concession areas. Regulated consumers must enter into agreements with distribution companies or, in the case of a large consumer, may contract directly with power generation companies.

Power generation companies are also paid capacity fees by SEIN, based on their firm capacity and other variables. Capacity transactions are subject to Law 25844. This law stipulates a methodology for calculating the capacity payments for each generation unit. Firm capacity calculation varies by type of technology, but is principally based upon the unit’s effective capacity and its ability to supply energy continuously during the peak hours of the dry season, and also taking into consideration the historic availability statistics of the unit. Capacity payments are based primarily upon the unit’s firm capacity and the regulated capacity price, but it is also affected by other variables, such as the expected supply-demand balance, the approved reserve margin, and the merit order of the generation unit. PPAs are commercial agreements, independent of actual allocation of generation or actual provision of availability. Generation companies that generate over any 15-minute period insufficient energy to satisfy the supply obligations under their PPAs purchase in the spot market the energy required to satisfy such supply obligations, based on COES procedures, from other generation companies with excess generation or availability during any such period. The energy price for those transactions is the spot price, and the capacity price is regulated and set by OSINERGMIN. Due to short term constraints in the gas supply and power transmission systems, which were generating distorting price signals in the spot market, the Peruvian government issued Emergency Decree 049-2008, extended by Emergency Decree 079-2010 and Law 30115. Pursuant to this decree, COES is required to simulate energy spot prices without accounting for limitations due to shortage in supply and transportation of natural gas and for limitations on the transmission system. The latter scheme caps spot prices at a maximum amount of S/. 0.3135 per megawatt hour. Generation companies with units that are called to dispatch that have a variable cost higher than the spot price determined pursuant to the referenced emergency decree are compensated for the difference in their cost by transmission surcharges imposed on all end consumers of the SEIN (i.e., regulated and non-regulated customers) and collected by distribution companies. As of the date of this annual report, the aforementioned government decree will be in force until December 2016. Emergency decrees are legislative statutes that are exceptionally issued by the executive branch of the Peruvian government which can only be issued on circumstances and in areas specified in the Peruvian Constitution and are effective for a limited time period.

Sales of electricity under PPAs are not regulated unless they involve sales to distribution companies for resale to regulated customers. The latter PPAs are subject to price caps set by OSINERGMIN prior to the corresponding public bidding process where generators submit their bids. Generation and distribution companies may also enter into contracts resulting from a direct negotiation and not a bidding process, but only when the regulated tariff approved by OSINERGMIN is applicable. As with capacity transactions under PPAs, the financial settlement of energy transactions under PPAs is independent of the actual dispatch of energy by any particular generation unit. Generators accrue receivables from the counterparties to their PPAs based on the contract price in their PPAs and the amount of energy delivered from the SEIN, irrespective of the amount of energy that was produced by the generator counterparty to the PPA. The COES’s dispatch of generation units in the SEIN is designed to satisfy the demand of electricity of the SEIN at any given time in the most efficient manner possible and the COES is not under any obligation to dispatch a particular generation unit to fulfill a generator’s PPA commitments.

The general electricity laws of Peru require generators with an installed capacity in excess of 500 kW that use renewable energy sources to obtain a definitive generation concession, and generators with an installed capacity in excess of 500 kW that use thermal energy sources to obtain a generation authorization. A concession for electricity generation activity is granted by the State of Peru acting through the MINEM and embedded in an agreement between the generator and the MINEM, while an authorization is merely a unilateral permit granted by the MINEM. Authorizations and concessions are granted by the MINEM for an unlimited period of time and their termination, respectively, is subject to the same considerations and requirements under the procedures set forth in the Law 25844 and related regulations. However, according to Legislative Decree 1221, the concessions granted as a result of an investment promotion process will have a term of up to 30 years.

The definitive concession allows its titleholder to use public lands and infrastructure, and obtain easements imposed by the MINEM (in lieu of easements agreed with the owner of the affected land plots) for the construction and operation of generation plants, substations or transmission lines and distribution networks, as applicable. The definitive concession is granted by a ministerial resolution issued by the MINEM. Also, definitive concessions for generation with renewable energy sources, with an installed capacity equal to or less than 10 MW are granted by resolution of the Energy and Mines Regional Directorate (Dirección Regional de Energía y Minas) of the corresponding regional government. In all cases a definitive concession involves the execution of a concession agreement under the form of a public deed. The concession agreement is based on a standard form and is recorded in the public registries.

Under the general electricity laws in Peru, the titleholders of authorizations have most of the rights and benefits of concessionaires and have basically, the same obligations than concessionaires.

Definitive concessions and authorizations may be terminated by relinquishment or breach upon the occurrence of certain termination events set forth in Law 25844 and upon completion of a procedure regulated by the general electricity laws in Peru. Termination events include: (i) failure to provide evidence of registration of the concession agreement in the public registry within the term of twenty business days following such registration; (ii) non-compliance with the schedule for completion of the project included in the concession agreement, unless otherwise authorized by the MINEM due to force majeure; (iii) failure to operate for at least 876 hours during a calendar year, without justified cause; and (iv) failure by the concessionaire, after being penalized, to operate the facilities in accordance with COES’ operative regulations, unless otherwise authorized by the MINEM by justified reasons. The termination procedure for breach of the project schedule may be suspended by the concessionaire upon delivery of a new project schedule that is guaranteed with a performance bond, thereby providing a mechanism that in practice substantially reduces the risk of termination for such cause. According to Legislative Decree 1221, this guaranteed schedule will be approved only once.

Without prejudice to the above, Law 25844 provides that if the State of Peru declares the termination of a definitive concession for a reason different from those mentioned above (i.e., termination at will), the concessionaire shall be indemnified at the present value of the net cash flow of future funds generated by the concession’s activities, using the discount rate set forth in article 79 of such law (12% on an annual basis). As of the date of this annual report, IC Power believes no concession has been terminated by the Peruvian government invoking its authority to terminate at will.

Termination of a definitive concession is declared by a ministerial resolution issued by MINEM. In such case, MINEM shall ensure the continuity of the operation of the generation plant by appointing a temporary administrator of the assets (intervención), until the concession is transferred to a new concessionaire. MINEM shall appoint a consultant to make a valuation of the concession and its assets, elaborate the corresponding bidding rules and organize a tender procedure. MINEM shall award the definitive concession to the best bid offered. The product of the tender shall be used to pay the costs of the temporary administration, the costs of the tender procedure, and any balance shall be allocated in favor of the former concessionaire. The procedure for termination of an authorization is similar to that of a concession. IC Power believes that no definitive concession or authorization of a project that actually started construction or operation has been terminated, as of the date of this annual report.

Transmission Companies

Transmission in the SEIN grid is operated by the individual companies that conform the transmission system and is centrally coordinated by COES. Expansion plans for the transmission grid are proposed by COES to MINEM for final approval; prior to executing the COES expansion plan, the Peruvian government prepares the transmission plan. Transmission companies who wish to participate in construction of the transmission system specified in the expansion plan are required to submit their bid for a tender organized by the Peruvian Agency for the Promotion of Private Investments (ProInversión). The transmission company awarded the tender may operate the line over the term of its concession (usually 30 years) and would be eligible to receive tariff payments paid by all the final users in the SEIN, as specified in the tender document and incorporated into its concession contract. The group of transmission lines created pursuant to such tenders after 2006 are known as “guaranteed transmission lines.” Transmission lines not included in plans such as the aforementioned, independently constructed by transmission companies after 2006, are known as “complementary transmission lines”; tariffs for use of these lines are determined by OSINERGMIN and are paid based upon actual use.

Transmission lines created prior to 2006 are categorized into two groups. Transmission lines available for use by all generation companies are categorized as principal transmission lines; transmission lines only used by specific generation or distribution companies and only available to these generation companies are categorized as secondary transmission lines. Both the Kallpa and Las Flores facilities transmit the power generated by their plants through secondary transmission lines built prior to 2006, which then connect to primary and guaranteed transmission lines.

Distribution Companies

According to the general electricity laws in Peru, distribution companies are required to provide energy to regulated customers at regulated prices. Distribution companies may also provide energy to customers not subject to regulated prices—pursuant to PPAs. As of the date of this annual report, the only private distribution companies holding a distribution concession are: Luz del Sur, Edelnor, Edecañete, Electro Dunas and Coelvisac. These five companies distributed 73% of all energy distributed by distribution companies in Peru in 2014. The remainder of power is sold by state-owned entities.

Prior to July 2006, pricing in all contracts between generation companies and distribution companies with respect to sale of power to end customers at regulated prices, included energy tariffs composed of payment for capacity, energy and transmission, as determined by OSINERGMIN. Distribution companies sell energy on the regulated market at cost plus an additional distribution charge known as VAD. After July 2006, most of the agreements result from tenders in which generation companies bid prices. Bid prices include payment for capacity and energy.

The energy purchased by distribution companies from generation companies at regulated prices pursuant to old PPAs accounted for less than 56% of total purchasing in 2014—and is expected to decrease in coming years.

Since July 2006, pursuant to Law 28832, contracts to sell energy to distribution companies for resale to regulated customers may be made at fixed prices based on public bids of generation companies or at regulated prices set by the OSINERGMIN. After the bidding process is concluded, a distribution company will be entitled to purchase energy from the winning bidder at the bid price for the life of the relevant PPA. The prices obtained through the public bid process are subject to a maximum energy price set by the OSINERGMIN prior to bidding. If all the bids are higher than the price set by the OSINERGMIN, the public bids are disregarded and no PPA will be awarded. The process may be repeated until the prices that are offered are below the cap set by the OSINERGMIN for each process.

Regulated tariffs are annually set by OSINERGMIN through a public procedure conducted by the Adjunct Manager´s Office for Tariff Regulation (Gerencia Adjunta de Regulación Tarifaria) and are effective from the month of May of each year. During this process, the OSINERGMIN will take into account a proposal delivered by the COES.

The price components of the regulated tariffs are: (i) the regulated price of energy; (ii) the capacity price in peak hours; and, (iii) the transmission toll, and are calculated considering the following:

•	a projection of demand for the next 24 months, considering generation and transmission facilities scheduled to start operations during such period. The projection assumes, as a constant, the cross-border (i.e., Ecuador) supply and demand based on historical data of transactions in the last year;

•	an operations program that minimizes the operation and rationing costs for the period taking into account the hydrology, reservoirs, fuel costs and a rate of return (Tasa de Actualización) of 12% annual. The evaluation period includes a projection of the next 24 months and the 12 months precedent to March 31 of each year considering historic data;

•	a forecast of the short-term marginal costs of the expected operations program, adapted to the hourly blocks (bloques horarios) established by OSINERGMIN;

•	determination of the basic price of energy (precio básico de la energía) for the hourly blocks of the evaluation period, as a weighted average of the marginal costs previously calculated and the electricity demand, updated to March 31 of the corresponding year;

•	determination of the most efficient type of generation unit to supply additional power to the system during the hour of maximum peak demand during the year (demanda máxima anual) and the annual investment costs, considering a rate of return of 12% on an annual basis;

•	the base price of capacity in peak hours (precio básico de la potencia de punta) is determined following the procedure established in the general electric laws of Peru, considering as a cap the annual investment costs (which include connection and operation and maintenance costs). An additional margin to the basic price shall be included if the reserve of the system is insufficient;

•	calculation of the nodal factors of energy (factores nodales de energía) for each bar of the system. The factor shall be equal to 1.00 for the bar where the basic price is set;

•	the capacity price in peak hours (precio de la potencia de punta en barra) is calculated for each bar of the system, adding to the basic price of capacity in peak hours the unit values of the Transmission Toll and the Connection Toll referred to in Article 60 of Law 25844; and

•	the bus bar price of energy (precio de energía en barra) is calculated for each bar of the system, multiplying the nodal basic price of energy (precio básico de la energía nodal) of each hourly block by the respective nodal factor of energy.

Peruvian Energy Policy 2010-2040

The Energy Policy 2010-2040 was approved by Supreme Decree 064-2010-EM. By this document, the Peruvian government set forth the following objectives in order to improve the energy market:

•	develop a diversified energy matrix, based on renewable energy resources and efficiency. The government, among other measures, will prioritize the development of efficient hydroelectric projects for electricity generation;

•	competitive energy supply. One of the main guidelines is to promote private investment in energy projects. The Peruvian government has a subsidiary role in the economy as mandated by the Peruvian Constitution;

•	universal access to energy supply. Among other guidelines, the Peruvian government shall develop plans to ensure the supply of power and hydrocarbons;

•	promote a more efficient supply chain and efficient energy use. Comprises promoting the automation of the energy market through technological repowering;

•	achieve energy self-sufficiency. For such purpose, the Peruvian government will promote the use of energy resources located in the country;

•	develop an energy sector with minimal environmental impact and low carbon in a sustainable development framework. Promote the use of renewable energy and eco-friendly technologies that avoid environmental damage and promote obtaining Certified Emission Reductions, or CERs, by the energy projects developed;

•	strengthen the institutional framework of the energy sector. Maintain a legal stability intended to promote development of the sector in the long term. Likewise, simplification and optimization of administrative and institutional structure of the sector will be promoted;

•	regional market integration for a long-term development. Regional interconnection agreements will permit the development of infrastructure for energy uses; and

•	developing the natural gas industry and its use in household activities, transportation, commerce and industry as well as efficient power generation.

Regulation of the Nicaraguan Electricity Sector

The electricity market in Nicaragua is subject to the Nicaraguan Electrical Industry Law and regulations based thereupon, which apply to the electricity sector and the wholesale power market. The Electrical Industry Law is subject to supervision by local authorities.

The regulation of the Nicaraguan electricity market governs three sectors of the electricity market, which are vertically unbundled: generation, transmission and distribution. Units which use renewable resources, such as wind, geothermal and biomass, are dispatched with priority over thermal units. Transmission is administered by a government-owned company and distribution is carried out by a sole private company, which is subject to regulated prices.

The power pricing mechanism in Nicaragua is based on a free market where generation companies compete for dispatch, and the spot price is determined on an hourly basis, based on marginal cost and considering the last unit dispatched in such hour. All power generation companies are required to obtain a license from the Nicaragua’s Ministry of Energy and Mines for the right to generate and sell power to the national grid. Generation companies can sell energy to distribution companies or to non-regulated clients.

Regulation of the Salvadorian Electricity Sector

Through July 2011, the electricity market in El Salvador was based on purchase and sale of power by competitive price tenders by generation companies. In August 2011, the electricity market in El Salvador was re-structured and is now essentially similar to electricity markets in other Latin American countries in which IC Power operates. Currently, generation units are dispatched based on the variable cost thereof, and prices are determined by the variable cost of the most expensive unit operating. Due to this change, local distribution companies have issued a first tender for purchase of power over a two- to three-year term. In conjunction with this tender, Nejapa was awarded a contract to provide 71 MW over a four- to five-year term, through January 2018 and a 39 MW PPA over a four-year period until July 2017.

Regulation of the Bolivian Electricity Sector

The electricity market in Bolivia is subject to Bolivia’s Electricity Act and regulations based there upon, which apply to the electricity sector and the wholesale power market in Bolivia and which is subject to supervision by local authorities. The power pricing system in Bolivia is based on a free market where generation companies compete for dispatch of their generation units, and the spot price is determined based on marginal cost (similar to Peru), with free access to transmission and distribution systems. However, major customers purchase power at regulated tariffs. The price for energy and power generation in this country is based on marginal cost. According to Bolivia’s 2009 constitution, all power generation companies in Bolivia are required to obtain a license from the relevant authority for the right to generate and sell power on the national grid. As of the date of this annual report, COBEE operates in accordance with the interim licenses awarded to it. There is no certainty that IC Power will obtain the necessary permanent licenses.

In December 2011, the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. For further information on the risks related the potential nationalization of IC Power’s assets in Bolivia, see “Item 3.D Risk Factors—Risks Related to IC Power—The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

Regulation of the Chilean Electricity Sector

The electricity market in Chile consists of three sectors: generation, transmission and distribution. Power generation is open to competition, whereas transmission and distribution are conducted by monopolies subject to regulated prices.

The electricity market in Chile uses the marginal generation cost method to determine the sequence of dispatch of power stations, thereby ensuring that demand for power is satisfied at the minimum system cost. This method, launched in 1982, is now used in many countries.

Chile has four power systems, of which two of these are its major systems. The largest system is the SIC, with capacity of 15,911 MW, primarily consisting of hydroelectric, coal-based power stations and dual power stations using natural gas (imported as liquid natural gas) or diesel. SIC serves over 93% of the Chilean population.

The second largest system is the SING, with capacity of 4,165 MW. SING covers a 700 kilometer stretch of Chile’s northern coast line. SING serves 6% of Chile’s population and is a major power supplier for the country’s copper mining industry.

The two other power systems located in the south of Chile are relatively smaller.

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

Regulation of the Dominican Republic Electricity Sector

The regulatory framework of the electricity sectors in the Dominican Republic is essentially similar to the one in Peru. Power generation in the Dominican Republic is based on free competition among private and government-owned generation companies, whereas the transmission and distribution grid is controlled by government-owned companies. The main source of revenues for generation companies is direct energy sale to distribution companies and from sale of energy and availability in the spot market.

The large-scale theft of power from the grid is prevalent in the Dominican Republic. Since generation and distribution companies do not pass through the cost associated with such theft to consumers, the government must provide significant subsidies to these companies.

Regulation of the Colombian Electricity Sector

Since 1994, the electricity sector in Colombia has allowed private companies to participate in the different types of businesses in the industry chain. The different activities of the electricity sector are governed by Law 142 of 1994, or the Public Service Code and Law 143 of 1994, or the Electricity Code. The industry’s activities are also governed by the regulations and technical standards issued by the CREG. The wholesale energy market began operating in July 2005, and since then generating companies must submit price bids and report the quantity of energy available on a daily basis in a competitive environment.

The Colombian Electricity Act regulates the generation, trading, transmission and distribution of electricity. Under the law, any company, domestic or foreign, may undertake any of these activities. New companies, however, must engage exclusively in one of these activities. Trading can be combined with either generation or distribution. The system formed by generation plants, the interconnected grid, regional transmission lines, distribution lines and consumer loads is referred to as the SIN. Utility companies are required to ensure continuous and efficient service, facilitate the access of low-income users through subsidies granted by the government, inform users regarding efficient and safe use of services, protect the environment, allow access and interconnection to other public service companies and large customers, cooperate with the authorities in the event of an emergency to prevent damage to users and report to the authority any commercial start-up of operations.

The Colombian electricity market includes two types of customers: unregulated and regulated. Unregulated customers (those who consume a minimum of 100 kWh or 55,000 kWh per month) can negotiate freely with generation companies, distribution companies or traders. Regulated customers (all other customers) must purchase energy through public bids and establish bilateral two-party agreements, which normally last from one to five years.

The maximum market share for generators is limited by law. The limit for generators is 25.0% of firm energy. Firm energy refers to the maximum electric energy that a generation plant is able to deliver on a continuous basis during a year in extremely dry conditions, such as in the case of the “El Niño” phenomenon. Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies. In addition, generators may not own more than a 25.0% interest in a distributor, and vice versa. However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group.

A generator, distributor, trader or an integrated company, i.e., a firm combining generation, transmission and distribution activities, cannot own more than 15.0% of the equity in a transmission company if the latter represents more than 2.0% of the national transmission business in terms of revenues. A distribution company can own more than 25.0% of an integrated company’s equity if the market share of the integrated company is less than 2% of national generation revenues. Any company created before enactment of the Electricity Code is prohibited from merging with another company created after the enactment thereof.

The Ministry of Mines and Energy of Colombia defines the government’s policy for the energy sector. Other government entities which play an important role in the electricity industry include (1) the Public Utility Superintendency of Colombia, which is in charge of overseeing and inspecting the utility companies, (2) the Superintendency of Industry and Commerce, which is in charge of evaluating market competency, (3) CREG, which is in charge of regulating the energy and gas sectors and (4) the UPME, which is in charge of planning the expansion of the generation and transmission network.

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities. CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and charges to regulated customers, establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market, establish regulations for planning and coordination of operations of the SIN and establish technical requirements for quality, reliability and security of supply, and protection of customers’ rights.

Regulation of the Israeli Electricity Sector

IEC

IEC, in which the State of Israel maintains a 99.846% equity interest, operates as a vertically integrated electricity company. IEC generates and supplies the majority of electricity in Israel according to licenses granted by virtue of the Electricity Sector Law 5756-1996, or the Electricity Sector Law, and transmits and distributes all of the electricity in Israel. In addition, IEC acts as the “System Operator” of Israel’s electricity system, determining the dispatch order of generation units, granting interconnection surveys, and setting spot prices, etc. within Israel. IEC is required, among other things, to provide service to the general public, purchase electricity from IPPs, provide infrastructure and certain backup services, and act to ensure provision of all of its services, including services pursuant to a development plan approved in accordance with the Electricity Sector Law.

The objective of the Electricity Sector Law enacted in 1996, is “to regulate the activity in the electricity market for the good of the public, guaranteeing reliability, availability, quality, efficiency, while concurrently creating conditions for competition and minimizing costs.”

IEC is classified as an “Essential Service Provider,” as defined in the Electricity Sector Law. As such, it is subject to statutory obligations and operations for proper management of the electricity market in favor of the entire public without discrimination, including filing development plans, management of the power system, management of the power transmission and distribution systems, providing backup and infrastructure services to IPPs and to consumers, and purchasing power from IPPs.

IEC was declared a monopoly by the Israeli Antitrust Authority in all segments of the electricity sector: generation, transmission, distribution, supply and provision of backup services for electricity customers and manufactures.

Pursuant to the Electricity Sector Law, the Minister of National Infrastructures, Energy and Water Resources, or the Minister of Energy, has an overall responsibility for the electricity sector in Israel, including responsibility for IEC and its overall supervision. In July 2013, the State of Israel appointed a steering committee, tasked with proposing a comprehensive reform of IEC and the Israeli electricity market. The committee was mandated to review the electricity market structure, while focusing on unbundling the electricity market, the implementation of competition in the competitive sectors, the financial stabilization of IEC, and the development of a plan to improve IEC’s efficiency. Although the steering committee has not published its final recommendations, and there had not been any recent formal announcements concerning the steering committee’s discussions or negotiations with IEC and the State of Israel for some time, in November 2015 the steering committee announced that it resumed its discussions regarding comprehensive reform of IEC and the Israeli electricity market. The effect of any such reforms on OPC is uncertain.

EA

The EA (which was, until January 1 ,2016, known as the PUAE) was established in 1996 in accordance with the Electricity Sector Law. The EA is responsible for granting licenses (although licenses for facilities with a capacity of more than 100 MW are also subject to approval by the Minister of Energy), supervising the holders of such licenses, setting the tariffs and determining the standards of service which are required from a holder of an Essential Service Provider license. As such, the EA oversees both the government-owned IEC and the IPPs.

The EA determines the electricity tariffs to the public, based on the costs of IEC which the EA decides to recognize, and including a fair rate of return on equity. The EA sets different tariffs for the various electricity segments. In addition, the EA sets the tariffs that IEC pays for electricity purchased from IPPs. The Electricity Sector Law provides that IEC will collect payments pursuant to the tariffs set by the EA and that IEC will make payments to another license holder or a customer, pursuant to the relevant tariffs.

Each year, the EA performs an annual update of the various components of the costs recognized in the tariffs, and publishes a new set of tariffs accordingly. In January 2015, the EA reduced the tariff rates by approximately 10% effective as of February 1, 2015. On September 8, 2015, the EA published a final decision, which became effective on September 13, 2015, reducing the EA generation component tariff by approximately 12%. OPC’s operations can be affected by changes in the EA’s policies, regulations, and tariffs. The EA’s generation component tariff, for example, serves as the base price for OPC’s calculation of the sale price of its energy to its private customers. As a result, increases or decreases in this tariff have a related effect on the sales price of OPC’s energy and OPC’s revenues. In addition, the price at which OPC purchases its natural gas from its sole natural gas supplier, the Tamar Group, is predominantly indexed (in excess of 70%) to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC’s supply agreement with the Tamar Group. As a result, its increases or decreases have a related effect on OPC’s cost of sales and margins. In addition, the natural gas price formula in OPC’s supply agreement is subject to a floor mechanism. As a result of previous declines in the EA generation component tariff, OPC began to pay the ultimate floor price in November 2015. Therefore, the September 2015 decline and any further declines in the EA generation component tariff, will not result in a corresponding decline in OPC’s natural gas expenses, and will therefore lead to a greater decline in OPC’s margins, which may have a material adverse effect on OPC’s business, results of operations and financial condition.

Furthermore, since 2013, the EA had been in the process of determining a system cost tariff. In August 2015, the EA published a decision that IPPs in Israel would be obligated to pay system management service charges, which charges are retroactively effective as of June 1, 2013. According to the EA decision, as amended in September 2015 and December 2015, the amount of system management service charges that would be payable by OPC from the effective date of June 1, 2013 to June 30, 2015, is approximately NIS 163 million (approximately $43 million), which includes interest rate and linkage costs of NIS 8 million (approximately $2 million). The approximately NIS 163 million which the EA has deemed payable by OPC is based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the EA, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), the EA’s final calculation of the amount payable by OPC will be based upon the applicable “Time of Use” rates. For further information on Israel’s seasonality and the related EA tariffs, see “—IC Power—IC Power’s Industry Overview—Israel.” For further information on the effect of EA tariffs on IC Power’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—EA Tariffs Affect IC Power’s Results in Israel Segment.” IC Power is considering the implications of this decision and may contest it.

Additionally, on November 19, 2015, as a part of the legislative process regarding the State of Israel’s 2015—2016 budget, new legislation was approved by the Knesset (the Israeli parliament) incorporating, among other things, amendments to the Electricity Sector Law-1996. According to an amendment to the Electricity Sector Law, which was published on November 30, 2015, and became effective on January 1, 2016, the PUAE was replaced by the EA, which was merged with the electricity unit of the Israeli Ministry of National Infrastructures, Energy and Water Resource and is therefore subordinate to the Minister of National Infrastructures, Energy and Water Resources. As a result, the Minister of National Infrastructures, Energy and Water Resources may overrule the EA’s decisions, demand a rehearing of specific decisions (excluding tariff decisions, which remain entirely in the EA’s independent authority), and controls the EA’s key board appointments and policies. The EA has yet to appoint a new chairman.

Any decisions of the EA, including decisions regarding licenses and tariffs, prior to this date will remain in force and will be deemed to have been made by the EA.

Regulatory Framework for Conventional IPPs

The regulatory framework for current and under construction conventional IPPs was set by the EA in 2008. An IPP may choose to allocate its generation capacity, as “permanently available capacity,” or PAC, or as “variable available capacity,” or VAC. PAC means capacity that is allocated to IEC and is dispatched according to IEC’s instructions. PAC receives a capacity payment for the capacity allocated to IEC, as well as energy payment to cover the energy costs, in the event that the unit is dispatched. VAC refers to capacity that is allocated to private consumers, and sold according to an agreement between the IPP and a third party. Under VAC terms, an IPP may sell the capacity to IEC on a short-term basis. IEC may purchase electricity from the VAC allocated to it, based on a bid price. An IPP may choose to allocate its capacity between 70% to 90% as PAC, with the remaining 30% to 10% as VAC, or 100% VAC.

In December 2014, the EA published a new regulatory framework for conventional IPPs, which shall apply to conventional IPPs who have commenced commercial operations as of January 2019. The new framework allows an IPP to choose between a transaction with IEC (similar to PAC regulation), and a bilateral agreement with a third party.

OPC’s Regulatory Framework

OPC operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, OPC and the IEC executed the IEC PPA in 2009, which stipulates the regulatory framework of OPC. OPC’s framework differs from the general regulatory framework for IPPs, as set by the EA and described above.

According to the IEC PPA, OPC may sell electricity in one or more of the following ways:

1.	Capacity and Energy to IEC: according to the IEC PPA, OPC is obligated to allocate its full capacity to IEC. In return, IEC shall pay OPC a monthly payment for each available MW, net, that was available to IEC.

In addition, when IEC requests to dispatch OPC, IEC shall pay OPC for the starting of the power plant (an amount that covers the starting costs), as well as a variable payment for each operating hour. IEC shall also pay the fuel cost of OPC.

2.	Sale of energy to end users: OPC is allowed to inform IEC, subject to an advanced notice, that it is releasing itself in whole or in part from the allocation of capacity to IEC, and extract (in whole or in part) the capacity allocated to IEC, in order to sell electricity to private customers pursuant to the Electricity Sector Law. OPC may, subject to an advanced notice, re-include the excluded capacity (in whole or in part) as capacity sold to IEC.

OPC informed IEC, as required by the IEC PPA, of the exclusion of the entire capacity of its power plant, in order to sell such capacity to private customers. Since July 2013, the entire capacity of OPC has been allocated to private customers. Under the IEC PPA, OPC can also elect to revert back to supplying to the IEC instead of to private customers.

The IEC PPA includes a transmission and backup appendix, which requires IEC to provide transmission and backup services to OPC and its customers, for private transactions between OPC and its customers, and the tariffs payable by OPC to IEC for these services. Moreover, upon entering a PPA between OPC and an individual consumer, OPC becomes the sole electricity provider for this customer, and IEC is required to supply power to this customer when OPC is unable to do so, in exchange for a payment by OPC according to the tariffs set by the EA for this purpose. For further information on the risks associated with the indexation of the EA’s generation tariff and its potential impact on OPC’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to IC Power—The production and profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory environment.”

Regulatory Framework for Cogeneration IPPs

The regulatory framework for current and under construction cogeneration IPPs was established by the EA in its 2008 and 2013 decisions. The primary difference between the regulation of cogeneration IPPs (as compared to the regulation of conventional IPPs) is that, as long as the cogeneration production unit meets the definition of a “Cogeneration Production Unit” as stipulated in the regulations (which require such unit to, among other things, meet a certain efficiency rate), and if the cogeneration IPP so wishes, IEC will be obliged to purchase energy from such IPP in accordance with the following provisions:

1.	At peak and shoulder times, one of the following shall apply:

a. each year, the IPP may sell up to 70% of the total electrical energy, calculated annually, produced in its facility to IEC—for up to 12 years from the date of the grant of the license; and

b. each year, the IPP may sell up to 50% of the total electrical energy, calculated annually, produced in its facility to IEC—for up to 18 years from the date of the grant of the license.

2.	At low demand times, IPPs with units with an installed capacity of up to 175 MW, may sell electrical energy produced by it with a capacity of up to 35 MW, calculated annually (in accordance with the duration applicable to the IPP with respect to peak and shoulder time, as set forth above).

According to regulations published by the EA in January 2015, if a cogeneration facility no longer qualifies as a “Cogeneration Production Unit,” such cogeneration facility may be entitled, under certain circumstances, to operate under the regulatory framework for conventional IPPs, with certain modifications and limitations.

AIE’s Regulatory Framework

AIE holds a conditional license for the construction of a cogeneration power station in Israel. As set forth above, AIE must meet certain conditions before it will be subject to the regulatory framework for cogeneration IPPs and be considered a “Cogeneration Production Unit.” For example, AIE will have to obtain a certain efficiency rate which will depend, in large part, upon the steam consumption of AIE’s consumers. In circumstances where AIE no longer satisfies such conditions and therefore no longer qualifies as a “Cogeneration Production Unit,” AIE may be entitled to operate under the special regulatory framework set forth in the regulations published by the EA in January 2015, as described above in “—Regulatory Framework for Cogeneration IPPs.”

Regulation of the Guatemalan Electricity Distribution Market

The General Electricity Law and the Liberalization of the Electricity Sector

The General Electricity Law provided for the liberalization of the electricity industry and authorized the creation of two new institutions to regulate the electricity sector: the CNEE and the AMM. Regulations implementing the General Electricity Law were adopted by the Executive through the MEM on March 21, 1997. The CNEE and the AMM were created in 1997 and 1998, respectively, completing the legal framework for the privatized electricity sector.

The electricity industry in Guatemala is governed by the General Electricity Law and related regulations. The General Electricity Law was adopted in 1996 to liberalize the electricity sector.

Limitations on Activities of Industry Participants

The General Electricity Law provides that no individual company may engage directly in more than one of the following businesses: generation, transmission, or distribution services. However, the General Electricity Law allows any company carrying any such specific business to own stock or other interests in companies carrying any other specific business within the industry.

Deregulation of Generation

The General Electricity Law provides that a governmental license is only required to operate a power plant (hydroelectric, geothermal or general thermoelectric plants) and connect to the National Electricity System where state- or publicly-owned property is used and the power exceeds 5MW.

Unrestricted Access to Transmission and Distribution Systems

The General Electricity Law provides that transmission and distribution companies must grant all customers the ability to connect to their transmission and distribution grids. Unregulated customers are entitled to choose freely their supplier and to acquire electricity from any source and transmission and distribution companies must allow such electricity to flow through their transmission lines. Distribution and transmission companies are entitled to collect distribution or transmission tolls for the use of their grids. Failure to provide such access by a transmission or distribution company may lead to fines and ultimately the termination of that company’s distribution authorization, and potentially the appointment of a receiver of the distributor and the sale of its assets.

Unregulated Customers

The General Electricity Law provides that no public price regulation may be established relating to PPAs entered into by end users that have power demand greater than 100 kW. The MEM has the authority to lower or remove the threshold electricity that defines customers as “unregulated customers.” Unregulated customers are entitled to choose as their supplier the distribution company operating the distribution grid to which the unregulated customer is connected, any generator that supplies electricity to the National Electricity System or any electricity broker.

Regulated Customers and Distribution Authorizations

The General Electricity Law provides that those companies in the electricity business may use public property (including rivers) and acquire mandatory easements on privately owned lands as necessary to carry on their business activities, provided they have been granted an authorization from the MEM. The General Electricity Law provides that the MEM may authorize a company to use the public domain and impose easements on private lands to distribute or transmit electricity. Authorizations for distribution services are granted on a non-exclusive basis for specific geographic areas and have terms of up to 50 years. Although authorizations to provide distribution services are non-exclusive, the investment required to establish a competing distribution system is a substantial barrier to entry.

The General Electricity Law provides that a distribution company must provide service to all those demanding the supply of electric energy that are located within 200 meters of its distribution lines. In addition, a distributor must provide electricity to all parties who demand their services within the service area covered by the distributor’s authorization, provided the interested party provides for its connection to the distributor’s system. A distributor must also provide electricity to all parties who demand the distributor’s service and furnish their own lines or those of a third party. A distributor must provide these services at prices and quality levels determined by the CNEE.

All tariffs charged by distribution companies to regulated customers are determined and revised by the CNEE pursuant to legal and regulatory proceedings.

Principal Regulatory Authorities

Ministry of Energy and Mines (MEM)

The MEM is the Guatemalan government’s highest-ranking regulator of the electricity industry. The MEM is responsible for enforcing the General Electricity Law and the related regulations and for the coordination of policies between the CNEE and the AMM. The MEM also has the authority to grant operating authorizations to distribution, transmission and generation companies.

National Electric Energy Commission (CNEE)

The Guatemalan electricity industry is regulated by the CNEE, a regulatory agency created pursuant to the General Electricity Law. The CNEE acts as the technical arm of the MEM. The CNEE is comprised of three members who are appointed by the Guatemalan government. The members must be nominated by the MEM, the national universities, and the board of the AMM. Members hold office for five years. The General Electricity Law establishes the following powers and duties for the CNEE:

•	Determine transmission and distribution tariffs;

•	Enforce the sector’s laws and regulations and impose fines and penalties as legally prescribed;

•	Supervise compliance by the holders of any kind of authorization to carry on business in the electricity sector, protect the rights of end-users, and prevent anti-competitive, abusive and discriminatory activities;

•	Conduct arbitration proceedings and exercise powers of review in case of controversy among any parties subject to the General Electricity Law and its regulations;

•	Issue technical rules and performance standards for the electricity sector and enforce accepted international practices; and

•	Issue regulations and rules to secure access to and use of the transmission lines and distribution grids.

Wholesale Market Administrator (AMM)

The Guatemalan wholesale market is managed by the AMM, an independent private entity created pursuant to the General Electricity Law. The AMM coordinates the operation of the generators, international interconnections, and transmission lines that form the National Electricity System. The AMM is in charge of overseeing the safety and operation of the National Electricity System and the efficient dispatch of electricity, with the mission to minimize operating costs, including costs from losses, and compliance with service quality requirements. The AMM is also responsible for scheduling the operation of the system and managing the dispatch of electricity on the basis of best market prices.

All policies and rules of the AMM are subject to approval by the CNEE. If a generation company, transmission company, distribution company, electricity broker or large user does not operate its facilities in accordance with the regulations established by the AMM, the CNEE has the ability to impose fines and, in the case of serious breaches, may require that a company disconnect from the National Electricity System.

The Wholesale Electricity and Capacity Markets

The Guatemalan wholesale electricity and capacity markets are “open border” markets that allow market participants to purchase energy and capacity from generators and to sell energy and capacity to customers inside and outside Guatemala. The parties that may, but are not required to, participate in the wholesale electricity and capacity market include:

•	generators with an installed capacity of more than 10 MW;

•	distribution companies with 20,000 or more customers;

•	transmission companies with a system connected to plants with capacity of more than 10 MW;

•	electricity brokers buying or selling 10 MW or more, including importers and exporters; and

•	unregulated customers.

Purchases and sales of capacity are conducted through the wholesale capacity market. Generators may sell generating capacity at negotiated prices through medium- or long-term PPAs with distribution companies, unregulated customers or electricity brokers. Distribution companies are required to have PPAs covering at least 100% of their projected capacity needs for the current year and the following year. Distribution companies may only enter into PPAs through public bids conducted under the supervision of the CNEE.

Generators may sell uncommitted electricity in the spot market at prices determined as described below. Other participants in the wholesale electricity market may buy electricity in the spot market to cover shortages under their PPAs or to sell excess electricity. The AMM dispatches electricity in the spot market based on the marginal variable cost of the generators offering electricity, giving priority to electricity produced at the lowest marginal cost.

The prevailing price in the spot market for electricity is established on an hourly basis based on the clearing price at which demand can be filled by available offered electricity.

Participants in the wholesale market can also trade capacity transactions, permitting generators that are unable to supply their committed capacity to purchase additional capacity and other market participants who have contracted to purchase capacity in excess of their need to sell their excess capacity. Prices in the capacity market are set by the AMM based on the theoretical cost of installing efficient power generation.

Operation of the National Electricity System

The AMM runs the National Electricity System in real time, arranging any re-dispatches deemed necessary to correct differences between actual and projected power demand to ensure that the National Electricity System runs safely and efficiently. In the event of electricity failures and emergencies, the AMM is responsible for ensuring that service be reestablished and normal operation of the National Electricity System is achieved.

All participants in the wholesale electricity market are required to abide by the operating and dispatch instructions issued by the AMM. The commercial practices and rules of the AMM create the framework within which the participants are obligated to carry on their business in the wholesale electricity market.

All parties connected to the National Electricity System, including large generation facilities, distribution companies, transmission companies, electricity brokers and unregulated customers that choose not to participate in the wholesale market, as well as small generators, transmission companies and distribution companies that cannot participate in the wholesale market, are required to submit to the directions of the AMM in all that concerns technical standards for the adequate operation of the National Electricity System.

Quality of Service Regulation

The CNEE establishes minimum levels of quality for electricity services. In addition, the CNEE imposes certain obligations on distribution companies related to quality standards, and fines them for failure to comply with such quality standards and other obligations. The CNEE regulates the quality parameters of the supplied electricity (tension, frequency and disturbances), establishes parameters for continuity (number and length of interruptions) and minimum standards for customer service. An interruption is defined as any period of time over three minutes during which electricity is not available.

The CNEE monitors the number of interruptions, the length of time of each interruption and the total number of customers affected. If a distribution company experiences excessive interruptions, it must indemnify the affected customers.

Each distribution company is required to survey its customers annually to obtain information regarding its compliance with required customer service regulations. The CNEE publishes the results of these surveys. Fines and other sanctions can also be imposed if a distribution company does not comply with CNEE customer service standards or if there are other service complaints.

If a distribution company does not comply with the CNEE’s regulations regarding the quality of the supplied electricity and implementation of electricity services and quality of service, it can be fined and, ultimately, its authorization can be revoked. In addition, the General Electricity Law provides for an appointment of a receiver and the sale of the distribution company’s assets.

Tariffs and Tolls

Distribution Tariffs

Pursuant to the General Electricity Law, distributors charge consumers a price for electricity sales based on distribution tariffs, consisting of an electricity charge and a VAD charge, which are determined on the basis of the legal and regulatory proceedings by the CNEE every five years. There are nine different tariffs that are applicable to a distributors’ regulated customers, of which seven of these tariffs are applicable to Energuate’s regulated customers. Each of Energuate’s regulated customers purchases electricity at one of those seven tariff rates. The VAD component of the distribution tariff covers the distributor’s operating expenses, capital expenditures, and the cost of capital and is revised every five years with semi-annual adjustments for inflation and local currency exchange rates against the US dollar. The tariffs are set by the CNEE in accordance with the applicable legal and regulatory proceedings.

The process of establishing the distribution tariffs involves several parties, including distribution companies, and takes place over several stages. While the tariffs are intended to be set on the basis of objective criteria, the parties who participate in the process of establishing the tariffs can exercise discretion. The prices for electricity charged to unregulated customers are not regulated by the CNEE; however, unregulated customers must pay a regulated tariff, equal to the applicable VAD charge, for delivery of electricity through the facilities of a distribution company.

Regulated Tariffs

The CNEE publishes a schedule of tariff rates for regulated customers every three months. These tariffs currently include:

•	a social tariff available to customers that demand less than 300 kWh per month;

•	a regular tariff, available to all customers that purchase electricity at low tension;

•	three additional tariffs available to customers that purchase electricity for delivery at low voltages;

•	three tariffs available to customers that purchase electricity for delivery at medium voltage; and

•	a tariff available to governmental entities that purchase electricity for public lighting.

The social tariff, the regular tariff and the public lighting tariff consist solely of an electricity charge, a VAD charge and a monthly fixed charge for connection to the distribution system.

The three additional low voltage tariffs and three medium voltage tariffs are available for:

•	customers that purchase capacity and electricity only during hours of peak demand which are between 6:00 p.m. and 10:00 p.m.;

•	customers that purchase capacity and electricity only during off-peak hours (between 10:00 p.m. and 6:00 a.m.); and

•	customers that purchase capacity and electricity during any time of the day.

Customers that request these tariffs enter into a contract with the distribution company to purchase a specified amount of capacity. These tariffs consist of a fixed capacity consumption charge for each contracted kW, an electricity charge for the electricity used by the customer, a capacity consumption charge and a monthly fixed charge for connection to the distribution system. The capacity consumption charge consists of two components: a generation and transmission component and a distribution component. Customers are charged the capacity consumption charge based on the maximum amount of capacity demanded during any billing cycle.

The electricity charge and the generation and transmission components of the capacity consumption charge is adjusted in the same manner as the electricity charge under the social tariff, the regular tariff and the public lighting tariff. The capacity charge and the distribution component of the maximum capacity charge are adjusted in the same manner as the VAD charges under the social tariff, the regular tariff and the public lighting tariff.

Tariff Adjustments

The VAD charges for each distribution company are established by the CNEE every five years and are calculated to equal an annuity over 30 years of the Net Replacement Value of the distribution system. The Net Replacement Value of a distribution system is determined by calculating the replacement value of a distribution network economically adjusted such that it would allow the distribution company to offer the services as if provided by a distribution company operating in the same area. The replacement value of the distribution system is determined based on a discount rate set by the CNEE, based on studies conducted by independent consultants. The calculation of the VAD for a distribution company uses as a benchmark the costs estimated of an efficient distribution company serving a similar distribution area and accounts for the following costs:

•	an allowance for electricity losses as determined by the CNEE;

•	administrative costs; and

•	costs of maintaining and operating the distribution systems, including the cost of capital.

The VAD charged by DEORSA and DEOCSA until January 2019 was established in January 2014. New VAD charges applicable to DEORSA and DEOCSA are scheduled to be established in January 2019. The process of establishing the VAD charges requires the distribution company to engage an independent consultant approved by the CNEE to calculate the components of the VAD (including the Net Replacement Value) applicable to the distribution company’s system. The CNEE may also engage a consultant to calculate the VAD applicable to the distribution company’s system. Following the submission of the VAD calculated by the independent consultants to the CNEE, the CNEE decides whether to approve the VAD calculated by the consultants. In the event that the CNEE does not approve the new VAD charges, the dispute is submitted to an arbitration panel composed of three individuals, one named by the distribution company, one named by the CNEE and one named by the other two arbitrators. The arbitration panel must rule within 60 days. In one instance, the General Electricity Law and its regulations were construed such that the CNEE was not bound to adopt the decision of the arbitration panel and is free to set the VAD at its discretion.

The VAD charges are adjusted semi-annually to reflect the effect of fluctuations in the quetzal/dollar exchange rate on the dollar-denominated components of the Net Replacement Value calculation and the effects of Guatemalan inflation on the quetzal-denominated components of the Net Replacement Value calculation.

The energy charge is designed to allow a distribution company to recover the costs of the electricity that it purchases and transports up to the connection points of its own grid. The energy charge component of the regulated tariffs consists of a base tariff and an electricity adjustment surcharge. Under the General Electricity Law and the regulations of the CNEE, the base tariff is adjusted annually to reflect anticipated changes in the cost of the electricity to be purchased by the distribution company during the following year. The electricity adjustment surcharge is adjusted quarterly to reflect variations in the actual cost of electricity purchased by the distribution company from the projected cost.

The Social Tariff

In 2001, Guatemala enacted the Social Tariff Law (Ley de la Tarifa Social para el Suministro de Energía Eléctrica) which requires that a special tariff, called the “social tariff”, be made available to customers with electricity consumption of less than 300 kWh per month. Under regulations adopted by the CNEE, distribution companies solicit bids for PPAs to supply the electricity to be delivered to customers eligible for the social tariff. INDE has been the only bidder for these PPAs and has agreed to provide electricity under these PPAs at below market rates, which effectively lowers the base tariff applicable to these customers. In addition, the VAD charge applicable to customers eligible for the social tariff is lower than the VAD charge that is part of the regular tariff as a result of technical characteristics related to the calculation of the VAD applicable to these customers.

Transmission Tolls

The General Electricity Law provides that all parties that connect to the National Electricity System, including all generation companies, transportation companies, distribution companies, electricity brokers and unregulated customers, must pay for their connection to and use of the National Electricity System. The transmission tolls for electricity can be negotiated by the generation companies, distribution companies or unregulated customers using the National Electricity System. In the absence of a negotiated price, tolls for the use of the transmission lines, substations and distribution installations are set according to regulations issued by the CNEE.

There are separate tolls applicable to the primary transmission system and the secondary transmission system. Both tolls are determined on the basis of the VNR of the transmission system. The VNR of a transmission system is the estimated cost of replicating a “model” transmission system including an estimated return on capital.

The tolls for the primary transmission system are determined by the CNEE based on information provided by the owners of the transmission facilities and the AMM. CNEE revises transmission tolls for the primary transmission system every two years and whenever new generation capacity is connected to the National Electricity System or a portion of the secondary transmission system is upgraded to become part of the primary transmission system.

Transmission tolls for the secondary transmission system are negotiated between the owners of these transmission facilities and the generators and electricity brokers that use these transmission facilities. If these parties cannot reach an agreement with respect to transmission tolls, the transmission tolls are established by the CNEE according to applicable regulations. The transmission tolls for distribution facilities are equal to the VAD charge.

Transmission tolls for use of the primary transmission system are paid by generation companies or importers and are included as part of the cost in the tariffs paid by regulated customers. Transmission tolls for use of the secondary transmission system are paid by distribution companies, electricity brokers or unregulated customers. Transmission tolls for use of the secondary transmission system paid by distribution companies are included as part of the cost in the tariffs paid by regulated customers.

Qoros

Qoros is a China-based automotive company delivering international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese automotive market. Qoros’ vision is to design, manufacture, distribute, and service (through dealers) high quality cars for young, modern, urban consumers. Qoros has assembled a highly experienced international management team with decades of experience in leading global OEMs and other industry participants, and has established strong relationships with world class suppliers and engineering service providers. Qoros’ existing manufacturing facility has a technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency) and is located in Changshu, China. In 2015, Qoros launched three vehicle models, the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV and launched the 2016 model versions of the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. In 2015, Qoros sold approximately 14,250 vehicles, as compared to approximately 7,000 vehicles in 2014. In November 2015, Qoros debuted the Qoros 5 SUV at the Guangzhou Auto Show, and launched the model in March 2016.

Qoros is seeking to establish a strong position in the Chinese passenger vehicle market, the largest and fastest growing passenger vehicle market in terms of new units sold, according to China Association of Automobile Manufacturers, or CAAM. In designing its vehicles, Qoros devoted significant time and resources in conducting extensive consumer surveys, including tracking the driving habits of drivers, to ascertain the vehicle features preferred by its targeted consumers: young, modern, urban consumers who have demonstrated a preference for C-segment vehicle models. The C-segment, which primarily includes the sedan, hatchback, SUV, and multi-purpose-vehicle body types, is the largest vehicle segment in China with 10.6 million C-segment vehicles, or 56% of China’s total passenger vehicle sales, sold in 2015 (including exports, and excluding imports) according to China Passenger Car Association, or CPCA. Qoros’ strategy is to offer Chinese consumers expressive design, international standards of quality and safety, as well as innovative features, in a Chinese manufactured and branded vehicle and, having designed such vehicles, Qoros believes that it will be positioned to enter into other markets in the future.

Qoros’ vehicles reflect the strong customer preferences identified in Qoros’ research, such as vehicle safety, innovative connectivity, and vehicle performance and design features tailored to the Chinese market. Qoros received numerous awards throughout 2015, including a “5+” star safety rating in the China—New Car Assessment Program (C-NCAP)’s 2015 crash test (representing the highest score ever in its 9-year history). In addition, Qoros received the highest and second highest quality ranking among all domestic brands and all car brands (including JV brands), respectively, in Autohome’s annual top quality rankings.

Each Qoros vehicle is equipped with a Multi-Media Hub, or MMH, which includes an 8-inch touch screen and interactive human machine interface, or HMI, system. Through the MMH, most of Qoros’ vehicles are equipped with the “QorosQloud,” an innovative, cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic and parking information) connectivity features.

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery, a subsidiary of Chery, a large state controlled holding enterprise and Chinese automobile manufacturing company that has been producing automobiles since 1999. As of December 31, 2015, Kenon and Chery each have invested RMB4.9 billion to Qoros via capital contributions and/or convertible or non-convertible shareholder loans. In January and February 2016, Kenon and Chery each made further loans of RMB275 million to Qoros. Additionally, in April 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into a loan agreement to provide loans in an aggregate amount of up to $50 million to Qoros to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery’s provision of loans in the same amount and on similar conditions to Qoros. For further information on Ansonia’s agreement to invest in Qoros, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros.”

Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. Qoros’ ability to obtain such financing will depend on a number of factors, including its sales performance, and Qoros may be unable to secure such financing. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt. See “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—Qoros will require additional capital resources to meet its operating expenses.”

Qoros’ Strengths

Focus on the Large Chinese Passenger Vehicle Market—China is the largest passenger vehicle market in the world in terms of new units sold, with approximately 19 million domestic passenger vehicles sold in 2015, representing approximately 32% of the global passenger vehicle market, according to CAAM, CPCA and the International Organization of Motor Vehicle Manufacturing, or OICA. China is also the fastest growing passenger vehicle market in the world in terms of new units sold with a 21% CAGR from 2004 to 2015, based upon information sourced from CAAM and CPCA, with respect to vehicles sold (including imports) during the period. Industry analysts expect the growth of China’s passenger vehicle market to continue—for example, CPCA forecasts a 10% growth rate in 2016. Additionally, China’s vehicle penetration level as of the end of 2014 (approximately 10%) is significantly lower than those of many other developed automotive markets (81% in the U.S., for example), according to OICA, indicating significant growth potential for this market. The C-segment, in which Qoros’ initial vehicle models compete, is the largest passenger vehicle segment in China in terms of units sold. According to CPCA, 10.6 million C-segment vehicles were sold in China in 2015 (including exports, and excluding imports), representing 56% of China’s passenger vehicle sales in that year. A significant portion of the sales within this segment is generated from foreign joint venture brands, indicating Chinese consumers’ preference for vehicles delivering international standards and features.

Modern, high-quality vehicle models specifically-designed for the Chinese urban consumer—Based on Qoros’ extensive customer and industry research, Qoros’ vehicle models were specifically designed to reflect the preferences of young, modern, urban consumers. In designing its C-segment model, Qoros commissioned more than 100 primary marketing studies, soliciting input from over 10,000 potential buyers over the course of seven years, including tracking the driving habits of drivers. Qoros has developed a vehicle product concept that Qoros believes satisfies the three “voice of the customer” pillars—Refined and Solid Driving Experience, Expressive Design, and Engaging Consumers through Qoros World—and reflects Chinese consumers’ safety, performance, design and connectivity preferences:

•	Refined and Solid Driving Experience: Qoros has engaged global companies in both the automotive (e.g., Magna Steyr, Bosch, Getrag, Valeo) and non-automotive (e.g., Frog Design, Microsoft, China Unicom) industries to facilitate the development and design of its vehicle platform. As evidence of Qoros’ successful engineering efforts, the Qoros 3 Sedan has been recognized for its outstanding vehicle safety according to European standards, having received the Euro NCAP’s maximum five-star rating. In 2015, the Qoros 3 Sedan received 2015 Annual Safety Car Award in Compact Category issued by World Auto. Additionally, the Qoros 3 Sedan’s vehicle performance is competitive within this segment in China, particularly in terms of fuel economy, acoustics, aerodynamics, climatic comfort and braking performance.

•	Expressive Design: Qoros has an experienced in-house design team. The Qoros 3 Sedan’s design provides one of the most spacious interiors in the segment. In particular, the large shoulder room and rear leg room reflect important preferences of the Chinese C-segment consumers. In 2015, the Qoros 3 Sedan Excite received two awards from the 10th China Car Annual Selection, including Car of Year Award and Annual Best Design Award.

•	Engaging Consumers through Qoros World: All of Qoros’ vehicles are equipped with a MMH, including an intuitive, 8-inch capacitive touch screen with swipe gestured control HMI, and most Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes that the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world. In addition, in 2016, Qoros intends to launch a customer relationship management initiative to further engage Qoros drivers by creating a direct web-based communication channel between Qoros and its drivers to enable aftersales, improve customer relations and develop a loyalty program to enhance customer lifetime management.

Flexible platform and scalable manufacturing footprint—Qoros’ vehicle platform reflects the results of Qoros’ intensive research and collaboration with industry experts, enabling Qoros to efficiently deliver new model variants.

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

Additionally, Qoros’ vehicle platform has been designed to support the development and production of each of Qoros’ planned C-segment models and can be modified into a D-segment platform with relatively minor adjustments. Qoros constructed its state-of-the-art manufacturing facility in Changshu, China, which it also designed in consultation with various international consultants with extensive experience in the development of automobile production facilities in China and globally. Qoros’ manufacturing facility has a technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency) and can, subject to Qoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

International management team with significant industry experience—Qoros is managed by a highly experienced global management team with decades of experience in leading global businesses within the automotive and high-tech industries and Qoros’ management team is critical to its success. Qoros believes that its management team’s experience contributes to Qoros’ ability to effectively execute Qoros’ current development plan.

Qoros’ Strategies

Establish the Qoros brand—Qoros has deployed an integrated marketing campaign to establish and increase customers’ awareness of the Qoros brand, including participation in auto shows and similar events, the use of online, and pay-per-click ads, and the use of traditional advertising, such as television and print ads. In August 2015, Qoros held a Qoros Brand Day at its Changshu plant with approximately 120 media personnel and 100 car owners and Key Opinion Leaders. The Qoros Brand Day event served as the kick-off for a series of Qoros marketing campaigns focusing on its brand positioning and product line updates. Qoros believes its marketing efforts have increased its brand awareness in China. For example, Qoros has received numerous awards throughout 2015, including a 5+ star safety rating in the China—New Car Assessment Program (C-NCAP)’s 2015 crash test (representing the highest score ever in its 9-year history) and the “Model of the Year” and “Beauty of the Year” awards by Automotive Observer for the performance in manufacturing quality, safety features, and appearance design of the Qoros 3 Sedan. Qoros intends to continue its brand development efforts, seeking to generate demand for Qoros’ vehicles and increasing leads to Qoros’ dealerships and sales teams.

Successfully ramp up Qoros’ commercial sales and expand Qoros’ dealer network— Qoros’ commercial launch included the launch of Qoros’ C-segment models, the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. Qoros has also launched the 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. In March 2016, Qoros entered the C-segment SUV market with the Qoros 5 SUV. Qoros sold approximately 14,250 vehicles in 2015, as compared to approximately 7,000 in 2014, and Qoros intends to continue to expand its dealer network, and build-up of its sales and service infrastructure to further ramp up its sales.

Qoros is continuing to focus on the sales of the Qoros models that have been launched, and as well as on its customer awareness and outreach efforts. Qoros is also continuing to develop its dealer network, targeting those regions and cities that have been identified by Qoros’ extensive research as having high sales potential within the C-segment. Qoros intends to increase the size of its dealer network by creating incentives for its high-performing dealers to open additional points of sales. Each of Qoros’ dealerships is constructed in accordance with a distinctive, Qoros-branded corporate identity, designed to result in consistent appearance and service standards. Qoros’ dealers are required to complete rigorous training with respect to Qoros’ vehicle models, features and accessories. The construction and operation of Qoros’ dealerships are financed by Qoros’ dealers themselves, with partial reimbursements received from Qoros, resulting in the financial commitment of dealers to the commercial success of Qoros’ vehicle models. As of December 31, 2015, Qoros’ dealerships included 86 fully operational points of sales, 7 additional points of sales under construction and Memorandums of Understanding with respect to the potential development of 3 additional points of sales.

The development of Qoros’ sales and service infrastructure includes Qoros’ development of an information technology infrastructure connecting Qoros with its dealers and enabling coordination regarding the sales and aftermarket support of Qoros’ vehicles. Qoros is also continuing to establish service and provide diagnostic tools and service manuals across its dealer network and to train technicians to conduct repairs and to provide other after-market support at its various dealer locations.

Leverage platform to grow Qoros’ business and expand its product offerings—Qoros’ long-term strategy contemplates the expansion of Qoros’ vehicle portfolio through the introduction of additional vehicle models using Qoros’ existing platform. By using its existing scalable platform, Qoros can develop new models in an efficient manner, as its platform permits Qoros to develop new models with varying and distinctive features, while making only minor adjustments. The Qoros platform, for example, has been used to develop the Qoros 3 Sedan, the Qoros 3 Hatch, the Qoros 3 City SUV, and the Qoros 5 SUV. Furthermore, in January 2016, Qoros created an NEV business division, which will focus on the development of efficient, cost-effective electric cars, and in the future, Qoros may develop and sell NEVs pending the receipt of further investment. Qoros also intends to offer additional services, parts and accessories for its vehicles, including value added services based upon its connectivity platform.

Overview of the Chinese Passenger Vehicle Market

Qoros is currently focused on the Chinese passenger vehicle market, which has experienced rapid growth in recent years driven by significant expansion of the Chinese economy. Today, China is the largest and fastest growing passenger vehicle market in the world in terms of units sold. Based upon information sourced from CAAM and CPCA, the domestic sales volume of passenger vehicles grew from approximately 2.4 million vehicles (including imports) in 2004 to 19.3 million vehicles (including imports) in 2015, representing a CAGR of 21%, and is expected to continue to grow.

Factors Driving Growth in the Chinese Passenger Vehicle Industry

Qoros believes the following factors have contributed to the growth of the Chinese passenger vehicle industry:

Rapid Economic and Purchasing Power Growth

High GDP growth in China over the past decade has resulted in increased personal wealth and purchasing power. According to the NBSC, China’s nominal GDP increased from RMB13,582 billion in 2003 to RMB67,671 billion in 2015. According to the NBSC, the annual disposable income per capita in Chinese urban households increased from RMB24,565 in 2012 to RMB31,195 in 2015, representing an increase of 27%. If the Chinese economy continues to grow, corresponding personal wealth generation will support greater demand for passenger vehicles, which will accelerate the expansion of China’s passenger vehicle industry.

In 2015, China’s GDP grew at its lowest rate since 1990, according to the NBSC. For information on the risks related to China’s economic growth, see “Item 3D. Risk Factors—Risks Related to Our Interest in Qoros —The economic, political and social conditions in China could have a material adverse effect on Qoros.”

Low Penetration Rate Implies Long-Term Growth Potential

Although China’s passenger vehicle market is the largest in the world by country (in terms of units sold), China’s penetration rate of vehicles as a proportion of its population is still relatively low, at approximately 10% at the end of 2014. According to OICA, the penetration rate of more mature economies, by comparison, typically ranges from 55% (in the case of Japan and Korea) to 81% (in the case of the United States), which indicates significant growth potential for the passenger vehicle market in China.

Increased Urbanization

Urbanization within China has created significant opportunities for the passenger vehicle industry as urban residents have shown a tendency for greater mobility. China has become increasingly urbanized over the years. According to the World Bank, from 2003 to 2014, China’s urbanization rate has increased from approximately 40% to approximately 54%, with an urban resident population of approximately 742 million in 2014. Pursuant to the National New Urbanization Plan (2014-2020) issued in March 2014, the Chinese government set a target of raising the urbanization rate (as measured by urban resident population) to approximately 60% by 2020. Going forward, small and medium-size cities and towns in the central and western areas of China are projected to grow at a faster rate than the national average.

Increased Investment in Transportation Infrastructure

China’s substantial investment in the construction of transportation infrastructure has fueled demand for passenger automobiles. According to the NBSC, from 2003 to 2014, the total length of China’s highways has grown from approximately 1,810,000 kilometers to 4,464,000 kilometers, representing a CAGR of 8.6%. Further highway extensions are expected to promote increased use of automobiles. The increase in the length of highways further facilitates inter-city travel, which in turn has boosted automobile sales as the use of passenger vehicles has increased accordingly.

Market Segmentation of the Chinese Passenger Vehicle Industry

The Chinese passenger vehicle market, in line with international markets, can be separated into the following segments: large-size and mid- to large-size (E-segment), mid-size (D-segment), compact (C-segment), small-size (B-segment) and mini (A-segment) models based on the size of the vehicles and their typical engine displacement. The following table sets forth the major categories of passenger vehicles and key features.

Category	Vehicle category	Wheel base (millimeter)	Length of vehicles (millimeter)	Engine displacement (liter) (excluding turbo)
Mini	A	2,000 – 2,300	Below 4,000	Below 1.0
Small-size	B	2,300 – 2,500	4,000 – 4,300	1.0 – 1.5
Compact	C	2,500 – 2,700	4,200 – 4,600	1.6 – 2.0
Mid-size	D	2,700 – 2,900	4,500 – 4,900	1.8 – 2.4
Mid- to large-size	E	2,800 – 3,000	4,800 – 5,000	Above 2.4
Large-size	E	Above 3,000	Above 5,000	Above 3.0

With 10.6 million vehicles (including exports and excluding imports) sold in 2015, China’s C-segment market, which Qoros is initially targeting, is one of the largest C-segment markets in the world and represents, by far, the largest segment within the Chinese automotive market. The C-segment has also been one of China’s fastest growing segment over the past decade, with a CAGR of 14% from 2010 to 2015 according to CPCA. Qoros believes that the C-segment’s primary attractiveness in China results from its delivery of the combination of value for money with sufficient comfort and space for families.

Within the C-segment, Chinese consumers have shown a strong consumer preference for sedans, which, according to CPCA, represented approximately 56% of all C-segment sales in 2015 (including exports and excluding imports), differing strongly from the preferences of European consumers, who have a strong preference for hatchbacks. An important trend over recent years has been the high growth in SUV demand which, according to CPCA, represented approximately 34% of C-segment sales in China in 2015 (including exports and excluding imports), as compared to approximately 23% in 2013. In response to consumer demand for SUVs, over 30 new SUV models were introduced in China last year. Sales of SUVs increased by 53% in 2015 and it is expected that the SUV continue to capture market share.

The Chinese passenger vehicle market is typically further divided into categories, as set forth below:

Segment	Examples of Brands
Joint venture Brands
Premium	Mercedes Benz, BMW, Audi, Cadillac
Mid- to High-end	Volkswagen, Nissan, Buick, Toyota, Honda, Hyundai
Economy	Suzuki
Local Chinese Brands
Mid- to High-end	Roewe, Senova, MG
Economy	BYD, Geely, Great Wall

The role of joint venture brands is particular to the Chinese automotive market, as foreign automotive OEMs are only allowed to establish local production through joint ventures with local manufacturers. Joint venture brands participate in the larger and more expensive market segments of the Chinese passenger vehicle market, and a significant portion of the sales within these segments are generated from foreign joint venture brands. Chinese consumers have indicated a preference for foreign joint venture brands as a result of their perceived higher quality and technology, as well as their higher prestige. Local brands participate primarily in the economy price range, with demand mainly driven by first-time car buyers, often located in tier 3 (those with populations ranging from 4-10 million, including subsidiary counties and towns) and tier 4 (those with populations ranging from 2-6 million, including subsidiary counties and towns) cities, which typically have lower vehicle penetration rates than the larger tier 1 and tier 2 cities.

The following table sets forth estimated market share in the Chinese automotive market by vehicle segment for joint ventures and local brands:

New Energy Vehicle Market in China

The Chinese central government has stated that the new energy vehicle, or NEV, market is critical for the development of the Chinese automobile industry and China’s economic growth, and has implemented a number of policies to promote the growth of the market. Sales of NEV cars (which includes plug-in and battery electric vehicles) increased from 59,000 units in 2014 to 177,000 units in 2015, representing a growth rate much higher than that of the internal combustion engine car.

Most NEVs are sold in NEV “demo cities”, which are mid- to large-sized cities where the government has implemented policies to promote the growth of the NEV market. Policies to promote NEV sales include lowering purchase prices and decreasing the running costs for private customers through purchase subsidies from central and local governments, tax cuts, free license plates in cities which have quotas or extra costs for new car registration, exclusive license plates for NEVs, charging facility subsidiries and exclusive parking access, among others.

Industry analysts expect that additional policies to encourage the growth of NEVs will be instituted, as many local governments are under pressure to reduce CO2 emissions, urban gridlock and haze. In the near- to mid-term, NEVs may be given traffic privileges and exempted from driving day restrictions.

Meanwhile, OEMs are expected to invest in manufacturing NEVs to meet mandatory fuel economy regulations on corporate average fuel consumption. In October 2015, the Chinese central government indicated that it needed to improve infrastructure and increase the prevalence of charging facilities to accelerate the development of the NEV market. According to a release from the National Development and Reform Commission, China expects to construct 4.8 million charging points by 2020. Industry analysts expect that improving infrastructure and access to charging facilities will also improve the market’s acceptance of NEVs.

Chinese Passenger Vehicle Market Update

Following years of rapid growth, the Chinese passenger vehicle market experienced reduced growth rates in 2015. According to CPCA, cumulative passenger vehicle wholesales in 2015 increased by 9%, as compared to 11% and 17% in 2014 and 2013, respectively. SUV sales increased by approximately 50% in 2015 compared to 2014 and by 55% in January and February 2016 from the same period in 2015, while sedan sales in January and February 2016 decreased 12%, according to the CAAM. The decline in the industry’s overall growth rate that occurred in 2015 in connection with volatility in the Chinese financial markets and a slowdown in the Chinese economy resulted in increased competition in China’s automotive market through price reductions.

Towards the end of 2015, dealers and OEMs offered customers a variety of inducements for customers to purchase vehicles, including price reductions. In line with many of its competitors, Qoros announced suggested retail price reductions on all its vehicle models. It is expected that dealers and OEMs will continue to reduce prices and offer further inducements to purchase vehicles in 2016. Furthermore, in the third quarter of 2015, China’s central government initiated a tax policy to incentivize domestic vehicle sales by reducing invoice prices by approximately 4.25%. From October 1, 2015 to December 31, 2016, passenger vehicles with engines that are 1.6L or smaller, which includes all Qoros vehicles, will be eligible for this tax incentive.

Qoros’ Description of Operations

Qoros designs, engineers and manufactures a new brand of automobiles manufactured in China, designed to deliver international standards of quality and safety, as well as innovative features. In 2015, Qoros sold approximately 14,250 cars, as compared to approximately 7,000 cars in 2014.

Models

Qoros has launched and commenced commercial sales of its C-segment models—the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. Qoros has also launched the 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. In March 2016, Qoros entered the C-segment SUV market with the Qoros 5 SUV. Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D-segments. Qoros intends to introduce new vehicle models over time, as it expands its commercial operation in line with demand for its vehicles.

Qoros developed its vehicles in accordance with international standards of quality and safety, as well as innovative features, working in conjunction with global entities from both automotive (e.g., Magna Steyr, Bosch, Getrag, Valeo) and non-automotive (e.g., Frog Design, Microsoft, China Unicom) industries. The Qoros 3 Sedan’s vehicle performance is competitive in its segment, particularly with respect to fuel economy, acoustics, aerodynamics, climatic comfort, and braking performance. For example, the Qoros 3 Sedan has a powertrain optimized for efficient fuel consumption and engine performance, resulting in competitive highway and city fuel consumptions of 4.9 liter/100 km and 8.3 liter/100 km, respectively. Additionally, the Qoros 3 Sedan demonstrates competitive braking performance according to Auto Motor and Sports’ standards. The Qoros 3 Sedan also received a 5+ star safety rating in the China—New Car Assessment Program (C-NCAP)’s 2015 crash test, becoming the first car ever to achieve the 5+ rating against the demanding 2015 assessment protocol. The Qoros 3 Sedan also received the 2015 Annual Safety Car Award in Compact Category by World Auto.

The Qoros 3 Sedan’s design provides one of the most spacious interiors in the segment. In particular, the large shoulder room and rear leg room reflect important Chinese C-segment consumer preferences. The Qoros 3 Sedan is also one of the widest vehicles in its segment. In 2015, Qoros 3 Sedan Excite received two awards from 2015 10th China Car Annual Selection, including Car of Year Award and Annual Best Design Award.

QorosQloud

All of Qoros’ vehicles are equipped with a MMH, including a user friendly 8-inch capacitive touch screen with swipe gestured control HMI. Most of Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world. QorosQloud creates a digital ecosystem that, among other features, provides the driver with the following free features:

•	guiding services, offering trip planning, navigation services which, after parking, can continue to provide the user with directions via the use of mobile devices, and smart points of interest. The QorosQloud has recently began to include the “Pick Me Up” feature, which provides navigation services to Qoros drivers who have offered rides to their friends on the WeChat messaging and calling app;

•	car care services, offering car status monitoring, booking of appointments for service maintenance, real-time monitoring of service maintenance status from a mobile device, driving behavior monitoring, which may help drivers in connection with their insurance, and monitoring of fuel efficiency. Qoros recently developed a web-based customer communication platform, which enables Qoros to leverage vehicle usage data to provide targeted messages to Qoros drivers; and

•	share services, offering check-in, shared trips and other social networking features. The QorosQloud is integrated with the WeChat messaging and calling app, allowing Qoros drivers to access QorosQloud functions through their WeChat account.

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

New Models and Models under Development

Qoros launched the Qoros 5 SUV in March 2016, marking Qoros’ entry into the C-segment SUV market. The Qoros 5 SUV is a dynamic mid-sized SUV, designed and produced with international standards of quality, safety and performance. Qoros debuted the Qoros 5 SUV at the Guangzhou Auto Show in November 2015. In November 2015, the Qoros 5 SUV was named “The Most Anticipated Compact SUV” at the 14th Auto Industry Oscar Awards. The Qoros 5 SUV also received the Most Anticipated SUV Award from a selection team consisting of mainstream automotive media members.

Qoros is also developing a sedan crossover model, which it expects to launch in 2017.

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

Qoros’ Manufacturing: Property, Plants and Equipment

Qoros conducts its vehicle manufacturing and assembly operations at its 150 thousand unit per annum, 790,000 square meter factory by land size in Changshu, China, for which it has a land use right until March 4, 2062. Qoros’ western-standard manufacturing facility incorporates comprehensive, flexible capabilities, including body assembly, state-of-the-art paint shop, final vehicle assembly and end-of-line testing. Qoros’ newly constructed paint shop uses cutting edge painting processes, such as TecTalis, a nanoceramic conversion coating process for metals, and the B1B2 compressed painting process, in which two layers of wet-to-wet basecoats are applied instead of the traditional application of a basecoat layer and a primer coating, to achieve production efficiency, improve painting quality, and minimize environmental impact. Qoros’ paint shop also utilizes state-of-the-art equipment and robots, to contribute to the overall effectiveness and efficiency of Qoros’ painting operations.

Qoros plans to continue to ramp up its production of the Qoros 3 Sedan, the Qoros 3 Hatch and the recently-launched Qoros 3 City SUV, subject to demand, as it continues to seek to deploy its full-scale commercial sales model. Qoros will adjust the manufacturing capacity of its manufacturing facility in accordance with the demand for its vehicles. Currently, the base installed volume of vehicles that can be manufactured, or the “technical capacity”, of Qoros’ manufacturing facility is 150 thousand units per annum. Through alterations of operating parameters, such as the utilization of different shift models, the volume of vehicles manufactured can be increased to approximately 220 thousand units per annum (and further increased through additional shift optimizations and improvements in workday efficiency). This represents the manufacturing facility’s “shift capacity.” Subject to approval from the relevant Chinese government authorities and additional investments in phase two of the manufacturing facility, the production capacity of Qoros’ manufacturing facility can subject to Qoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

Qoros’ Sourcing and Suppliers

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

In 2009, Qoros entered into an agreement with Magna Steyr, a company engaged in automobile design and engineering, for the purposes of engaging Magna Steyr in the design and development of Qoros’ vehicle platform. Qoros has entered into additional contracts with Magna Steyr for the engineering and styling of its individual vehicle models, including the Qoros 3 Sedan, the Qoros 3 Hatch, the Qoros 3 City SUV and the Qoros 5 SUV. Qoros also collaborates and sub-contracts with several other engineering firms for its product development activities.

Qoros utilizes a “managed outsourcing” model for the development of its vehicle models, which Qoros believes increases its operational effectiveness and efficiency. Under its “managed outsourcing” model, Qoros utilizes the knowledge it has acquired from its extensive customer research to develop its vehicles, including defining corresponding vehicle and (sub-) system level performance targets, formulating detailed design verification/testing plans, and managing vehicle development programs. The detailed implementation work necessary to develop Qoros’ vehicles is then carried out by engineering service providers and/or related suppliers in accordance with Qoros’ requirements. For information on Qoros’ relationship with, and the risks related to, Qoros’ suppliers, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.” For information on claims brought by certain of Qoros’ suppliers, see “—Qoros’ Legal Proceedings—Claims by Suppliers.”

Qoros’ Commercial Agreements with Chery

Although Qoros is under no obligation to do so, Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business. Additionally, Qoros entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee. Qoros may also enter into additional commercial arrangements and agreements with Chery, or parties related to it, in the future.

For further information on Qoros’ commercial arrangements with Chery, see Note 29 to Qoros’ consolidated financial statements, included in this annual report. For further information on the risks related to Qoros’ commercial agreements with Chery, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros has entered into certain arrangements and agreements with Chery.”

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

Qoros has filed trademark applications for Qoros major trademarks (e.g., QOROS, Qoros logos) and other trademark related to Qoros business in Asia (including Australia/New Zealand), Europe, Middle East, North America, South America, Africa, etc. “QOROS,” “Qoros Auto” and the Qoros logo have been registered throughout Europe and Asia.

For information on the risks related to Qoros’ ownership of its intellectual property, including the risks relating to Qoros’ pledging of its rights in certain of its patents, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros’ success depends, in part, upon its ability to protect, and maintain ownership of, its intellectual property.”

Qoros’ Marketing Channels

Qoros has implemented an integrated product, marketing and communication strategy, based upon extensive customer research. Since its inception, Qoros has commissioned more than 100 primary marketing studies focusing upon key vehicle features, purchasing factors and consumer needs. Qoros’ centralized, in-house marketing team aims to utilize its market research and:

•	generate demand for Qoros’ vehicles and drive leads to Qoros’ dealerships and sales teams;

•	build long-term brand awareness and develop and manage Qoros’ reputation;

•	employ effective marketing strategies in a cost-efficient manner; and

•	use Qoros’ web-based customer communication platform as part of its customer relationship management initiative.

On August 19, 2015, Qoros held a Qoros Brand Day in its Changshu plant with approximately 120 media personnel, 100 car owners and Key Opinion Leaders, and 33 dealers in attendance. The Qoros Brand Day event served as the kick-off for a series of Qoros marketing campaigns focusing on its brand positioning and product line updates. Furthermore, Qoros was the title sponsor of the 2015 World Table Tennis Championships, which gave Qoros publicity through a ten-city promotional tour, a table tennis game series in 108 cities throughout China, a partnership with the International Table Tennis Federation and live broadcast time. Qoros was also the title sponsor of the 2015 Car Challenge Performance—X (Domestic Division).

Qoros continued to participate in major auto shows in 2015. In November 2015, Qoros debuted its Qoros 5 SUV model at the Guangzhou Auto Show. Qoros also participated in the Shanghai and Chengdu Auto Shows in 2015.

Qoros’ Dealers

Qoros markets its vehicles in China through a network of independent authorized retail dealers, with whom Qoros enters into non-exclusive relationships. As of December 31, 2015, Qoros had 62 4S dealer stores, providing Qoros’ customers with dealers and authorized salesmen, showrooms, and service and parts, under one roof; the remaining portion of Qoros’ dealership network comprises only showrooms. Locations of Qoros’ dealerships have been identified in Qoros’ extensive research, with a view to optimizing and increasing Qoros’ market coverage. As of December 31, 2015, Qoros’ dealerships included 86 fully operational points of sales, 7 additional points of sales under construction and Memorandums of Understanding with respect to the potential development of 3 additional points of sales. As part of its strategy to increase its sales, Qoros intends to increase the size of its dealer network by creating incentives for its high-performing dealers to open additional points of sales.

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

For information on the risks related to Qoros’ relationship with its dealers, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros depends upon a network of independent dealers to sell its automobiles.”

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

Qoros recently developed a web-based customer communication platform, which enables Qoros to leverage vehicle usage data to provide Qoros drivers with targeted messages via various channels, including e-mail and SMS, in-app and in-car MMH messaging. Qoros intends to use its customer communication platform as part of its customer relationship management initiative.

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

Retail Financing Program

Customer financing is available through dealers and financing packages are also offered by Chery Motor Finance Service, Co. Ltd., a Wuhu Chery affiliate. Qoros does not provide direct financing to customers at this time.

Warranty Program

Qoros provides a 36-month or 100,000 km limited warranty with every Qoros vehicle model and also provides 36 months of free, twenty-four hour, 365 days roadside assistance. Qoros’ limited warranty, which is similar to those offered by other international OEMs, is subject to certain limitations, exclusions or separate warranties, including certain wear items, such as tires, brake pads, paint and general appearance, and battery performance, and is intended to cover parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electronic systems, battery, powertrain and brake system.

Qoros’ Competition

The passenger vehicle market in China is highly competitive, with competition from many of the largest global manufacturers (acting through joint ventures), including European, U.S., Korean and Japanese automakers, and established domestic manufacturers. As the size of the Chinese automotive market continues to increase, Qoros anticipates that additional competitors, both international and domestic, may seek to enter the Chinese automotive market and that market participants will act to maintain or increase their market share. For information on the risks related to Qoros’ competition, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros’ business is subject to intense competition.”

Qoros’ Seasonality

In general, demand for new cars in the Chinese automobile industry peaks during three periods: March—April, September—October, and December—January. The Chinese automobile industry generally experiences reduction in demand during February, July and August.

Qoros’ Joint Venture Agreement

We are party to a Joint Venture Agreement, entered into on February 16, 2007 (which has been amended, supplemented or otherwise modified since then) that sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, and Wuhu Chery with respect to Qoros, or the Joint Venture Agreement. The Joint Venture Agreement is governed by Chinese law. Pursuant to the terms of the Joint Venture Agreement, each of Kenon, through Quantum, and Wuhu Chery is required to invest pro rata amounts into Qoros at various and specified intervals. The Joint Venture Agreement also contains provisions regarding (i) the joint approval of “substantial matters” (e.g., changes to Qoros’ articles of association; the merger, amalgamation, split or public offering of Qoros) via unanimous approval from Qoros’ board of directors; (ii) the selection of Qoros’ Board of Directors and senior management; (iii) a prohibition against the sale/assignment/transfer/pledge of either party’s interest in Qoros, subject to certain exceptions, and (iv) indemnification, confidentiality, non-competition, and liquidation processes.

Pursuant to the terms of our Joint Venture Agreement, we have the right to appoint three of Qoros’ six directors and Wuhu Chery has the right to appoint the remaining three of Qoros’ six directors. We also have the right to, together with Wuhu Chery, jointly nominate Qoros’ Chief Executive Officer and Chief Financial Officer. The joint nomination of Qoros’ Chief Executive Officer and Chief Financial Officer are each subject to the approval of Qoros’ board of directors by a simple majority vote.

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

Each of Kenon and Chery had committed to provide Qoros with RMB3.74 billion of capital contributions. Kenon and Chery have satisfied their individual committed capital contributions (assuming the conversion of certain convertible shareholder loans), having invested RMB5.2 billion and RMB5.1 billion, respectively, in Qoros as of the date of this annual report via capital contributions and/or convertible or non-convertible shareholder loans.

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

The Joint Venture Agreement will expire in December 2032 and either we or Chery may terminate the Joint Venture Agreement prior to this date, under certain circumstances, and subject to certain conditions. For further information on the risks related to the Joint Venture Agreement, including the risks related to Chery’s status as a state controlled holding enterprise, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is a joint venture in which our interest is only 50%.”

Qoros’ Board and Executive Management

Qoros has recently made a number of personnel changes at the executive management level and in the senior management structure. For example, Qoros’ board of directors recently appointed a new interim Chief Executive Officer. Qoros’ interim Chief Executive Officer also serves as the chairman of Qoros’ board of directors.

Qoros’ Legal Proceedings

Claims by Suppliers

During 2015, Qoros was subject to various claims brought by certain of its suppliers claiming unpaid amounts. As of the date of this annual report, the total amounts claimed are approximately RMB87 million. Qoros is defending itself against each of these claims. For further information on the risks related to Qoros’ relationship with its suppliers, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.”

Eisenmann Proceedings

In February 2016, Eisenmann SE, or Eisenmann, brought a claim against Geico Taikisha and Qoros before the Suzhou Intermediate People’s Court of Jiangsu Province, alleging that Geico Taikisha and Qoros infringed upon Eisenmann’s patents through Qoros’ use of J-Flex equipment which it purchased from Geico Taikisha. Geico Taikisha and Qoros are contesting this action, and will file an invalidation petition of the Eisenmann patent before the State Intellectual Property Office of the People’s Republic of China. Should the court rule in favor of Eisenmann, Qoros could be required to cease its use of the J-Flex equipment, which Qoros uses to dip and transport vehicle bodies on the pre-treatment and paint lines of its manufacturing facility. Qoros may also be required to pay monetary damages, but Qoros believes that Geico Taikisha would be required to indemnify it for any such damage award and the associated legal costs. For further information on the risks associated with Qoros’ dependence on systems, components and parts to conduct its manufacturing operations, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.”

Qoros’ Regulatory, Environmental and Compliance Matters

Qoros is subject to regulation, including environmental regulations, in China and the Jiangsu Province. Such regulations are becoming increasingly stringent and focus upon the reduction of emissions, the mitigation of remediation expenses related to environmental liabilities, the improvement of fuel efficiency, and the monitoring and enhancement of the safety features of Chinese vehicles. For example, the Beijing VI emissions standards, which are expected to be implemented in December 2017, will impose stricter emissions regulations on Chinese car manufacturers. In order to comply with these new emissions regulations, Qoros will need to upgrade its engines and is expects to incur significant costs in doing so. Qoros’ facility, activities and operations are also subject to continued monitoring and inspection by the relevant Chinese authorities. Qoros believes that it is in compliance with applicable Chinese government regulations.

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

Furthermore, in January 2016, Qoros created an NEV business division, which will focus on the development of efficient, cost-effective electric cars. Should Qoros proceed with developing and selling electric vehicles, Qoros will be subject to a new regulatory regime, including regulations regarding battery safety and testing, limitations on electrolyte spillage, battery retention, avoidance of electric shock following specified crash tests, energy efficiency testing and electric car labeling requirements. For further information on Qoros’ regulatory, environmental and compliance risks, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.”

ZIM

We have a 32% stake in ZIM, an international shipping company in which IC held an approximately 99.7% equity interest prior to ZIM’s restructuring on July 16, 2014, which reduced ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result of the completion of ZIM’s restructuring in July 2014, IC’s equity interest in ZIM was reduced from 99.7% to 32% and ZIM is reflected as a discontinued operation in our results of operations for all periods prior to June 30, 2014. ZIM’s results of operations for the six month period ended December 31, 2014, and all periods subsequent thereto, are reflected in our share in income (losses) of associated companies, net of tax.

ZIM is a global container liner company that operates in select and niche markets. ZIM was founded in Israel in 1945, and has over 70 years of experience in the shipping industry providing customers with seaborne transportation and logistics services and solutions. As of December 31, 2015, ZIM operated 85 vessels (of which 7 were owned and 78 were chartered) with a total shipping capacity of 369,549 TEUs. As of December 31, 2015, ZIM chartered 91% of its capacity, and approximately half of its charter leases by capacity have durations of less than one year.

As of December 31, 2015, ZIM operated a global network of approximately 65 weekly lines, calling at approximately 170 ports in approximately 70 countries. ZIM’s network includes strategically located hubs and regional feeder lines to increase geographical coverage. ZIM has cooperation agreements with other leading container liner companies and alliances, allowing ZIM to increase its fleet utilization by sharing capacity, expand its service offering and benefit from cost savings. ZIM’s vessels have capacities ranging from less than 1,000 TEUs to approximately 10,000 TEUs, allowing ZIM to match the markets’ dynamics and ensure high utilization. Within ZIM’s global network, ZIM offers a variety of services, including land transportation and logistical services, as well as specialized shipping solutions, such as the transportation of out-of-gauge cargo, refrigerated cargo and hazardous cargo.

Pursuant to ZIM’s articles of association, Kenon currently has the right to appoint up to 2 directors to ZIM’s board of directors (even if our interest in ZIM’s share capital otherwise entitles us to appoint more than 2 directors to ZIM’s board of directors). This right will expire if ZIM’s board of directors is comprised of more than 9 directors, in which case Kenon will be entitled (alone or together with others) to appoint a number of directors that corresponds to our equity interest in ZIM.

ZIM’s Industry Update

The shipping industry continued to experience low margins during 2015, and industry conditions remain challenging due to the historically large supply-demand gap created by the global financial crisis and subdued trade growth since then along with the rapid increase of capacity. The oversupply of vessel capacity within the container shipping industry is expected to continue in the near future as the global fleet continues to increase. In 2015, 62 vessels of over 10,000 TEUs were delivered, and their total scheduled deliveries amounted to 1.7 million TEUs out of 19.9 million TEUs delivered, representing an 8.5% increase in total TEUs delivered as compared to 2014.

The dramatic decrease in bunker prices of approximately 50% since December 2014 year over year has had both negative and positive impacts on industry supply and demand trends. On the one hand, the shipping industry, which is currently characterized by oversupply, suffers, as low bunker prices result in additional downward pressures on freight rates, as customers put pressure on shipping companies to reduce their freight rates. On the other hand, low bunker prices positively impact shipping companies’ cost structures and support household spending that increases private consumption, which, in turn, results in higher demand for goods.

As a result of the challenging supply-demand balance and the deterioration of bunker prices, freight rates reached their lowest level since 2009. As a result of market oversupply and low demand, the number of idle vessels has increased and the container charter market continues to experience a sharp decrease in charter rates, mainly for 4,000 to 6,000 TEU vessels, which experienced approximately between a 40% and 60% decrease in charter rates in 2015.

According to the Panama Canal Authority, the upgraded Panama Canal is scheduled to be completed in 2016. This may lead to a change in method of operation within the shipping industry, as the Panama Canal’s widened locks will be capable of handling 13,000 TEU vessels, as opposed to only 5,000 TEU vessels which the Panama Canal currently handles. Carriers began to serve Trans-Pacific trade through the Suez Canal in order to gradually increase capacity until the completion of the Panama Canal expansion. The method of operation may change during 2016 and pose new challenges for the deployment of the Panamax 5,000 TEU vessels, as they become too small for the Trans-Pacific trade zone and too large for some of the intra trade zones.

ZIM’s Description of Operations

ZIM operates in the liner shipping sector and provides container space/allocation in connection with its operation of regular routes between fixed destinations, within and between trade zones, according to set schedules and anchoring at ports in accordance with a predetermined schedule and according to either pre-determined or spot rates. ZIM operates globally, although its key operational activities are conducted in the Trans-Pacific trade zone, the Asia (including Indian Sub-Continent)-Black Sea/ East Mediterranean Sea trade zones and the Intra-Asia trade zone. In 2015, these trade zones accounted for approximately 70% of ZIM’s total carried volume (measured in TEUs).

ZIM competes with other liner shipping companies to provide transport services to customers worldwide. The market is significantly concentrated with the top three carriers (A.P. Moller-Maersk Group, Mediterranean Shipping Company, and CMA CGM S.A.) accounting for approximately 37% of the global capacity, and the remaining top 20 carriers each controlling less than 5% of the capacity as of December 2015. ZIM controls approximately 2% of the global container shipping capacity and is ranked nineteenth among shipping carriers globally as of December 2015 (in terms of TEU capacity).

To compete in an oversupplied market and to minimize costs, the main containership operators have created, and are continuing to create and enter into alliances of cooperative operational arrangements. These alliances enable rationalization of the activities of the carriers, realization of economies of scale in the operation of vessels and utilization of port facilities, promotion of technical and economic progress and greater, more efficient utilization of container and vessel capacity. ZIM is not a member of an alliance. However, ZIM is party to a wide range of operational partnerships, including vessel sharing agreements, swap agreements, and slot purchase agreements with other carriers in most of the trade zones in which it operates. For further information on the risks related to competition within the shipping industry and ZIM’s participation in cooperative operational agreements, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interests in ZIM—ZIM does not benefit from the efficiencies of participating in strategic alliances and the ability to enter into such alliances and the participation in operational partnerships in the shipping industry may be limited, which may adversely affect ZIM’s business.” In light of such industry dynamics, ZIM continues to monitor its operational costs and strives to implement additional cost reduction practices in order to position itself as a more efficient and profitable carrier.

The map below illustrates ZIM’s trade zones of operation, as of December 31, 2015, and the percentage of TEUs transported by zone:

The following table sets forth, a description of the major trade zones or sub-trade zones in which ZIM operates, and the distribution of TEUs transported by ZIM within each zone, for each of 2015, 2014 and 2013:

		2015	2014	2013
Business Unit	Description of Business Unit	TEU Transported (%)	TEU Transported (%)	TEU Transported (%)
Pacific	The Pacific BU consists of the Trans-Pacific trade zone, which covers trade between Asia (mainly China) and the east coast and west coast of the U.S., Canada, Central America and the Caribbean	34.7	31.0	28.4
Cross Suez	The Cross Suez BU consists of the Asia-Europe trade zone, which covers trade between Asia and Europe through the Suez Canal, primarily through the Asia-Black Sea/Mediterranean Sea sub-trade zone	15.4	21.6	26.8
Intra-Asia	The Intra-Asia BU consists primarily of the Intra-Asia trade zone, which covers trade within regional ports in Asia, as well as trade between Asia and Africa	18.5	18.4	18.7
Atlantic	The Atlantic BU consists of the Trans-Atlantic trade zone, which covers the trade between the Mediterranean to US east and west coasts and the Caribbean, as well as Intra trades which include the East Mediterranean, West Mediterranean and North Europe and the Mediterranean to West Africa trade	22.4	21.7	19.9
Latin America	The Latin America BU consists of the Intra-America trade zone, which covers trade within regional ports in the Americas as well as trade between South American east coast and Asia and the Mediterranean to South America east coast via the Atlantic Ocean	9.0	7.3	6.2
Total		100.0	100.0	100.0

ZIM’s Description of Fleet

ZIM operates in the liner shipping sector and generates revenue from fees paid to it in exchange for transportation services provided by it (through deployment of its fleet of vessels it owns or charters to ZIM’s customers). As of December 31, 2015, ZIM’s fleet included 85 vessels (84 container vessels and 1 vehicle transport vessel), of which 7 vessels were indirectly owned by ZIM (through subsidiaries established for vessel-holding purposes only) and 78 vessels were chartered (5 of these are defined as financial leases). As of the date of this annual report, ZIM had re-delivery dates ranging from 2016 to 2026. As of December 31, 2015, the total capacity of ZIM’s fleet of vessels (both owned and chartered) was 369,549 TEUs (compared to 346,156 TEUs as of December 31, 2014).

The following table sets forth summary information relating to ZIM’s vessels as of December 31, 2015, differentiating between owned and chartered vessels, and the remaining period of the charter:

	Container Vessels
	Number	Capacity (TEU)	Other Vessels		Total
Vessels owned by ZIM	7	32,023	0		7

Vessels chartered from parties related to ZIM
Periods up to 1 year (from December 31, 2015)	2	8,500	0		2
Periods between 1 to 5 years (from December 31, 2015)	3	14,850	0		3
Periods over 5 years (from December 31, 2015)	2	8,442	0		2

Vessels chartered from third parties
Periods up to 1 year (from December 31, 2015)	47	168,296	1	[1]	48
Periods between 1 to 5 years (from December 31, 2015)	15	79,314	0		15
Periods over 5 years (from December 31, 2015)	8	58,125	0		8

Total	84	369,549	1	[1]	85

1.	Vehicle transport vessels.

Industry analysts expect shipping companies’ deployments of larger vessels to increase and, in particular, to increase in certain of the key trade zones in which ZIM operates and intends to increase its operations. The recent Panama Canal expansion is illustrative of the industry trend towards larger vessels. To remain competitive within these trade zones, ZIM may seek to alter its fleet composition accordingly.

Chartered Vessels

ZIM charters vessels under charter agreements for varying periods. With the exception of those vessels whose rates were set in connection with ZIM’s 2014 debt restructuring, ZIM’s charter rates were fixed at the time of entry into the charter, and depend upon market conditions existing at that time. As of December 31, 2015, of the 78 vessels chartered by ZIM under lease arrangements:

•	72 vessels were chartered under a “time charter,” which consists of chartering the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 7 vessels chartered under a time charter from parties related to ZIM;

•	1 vessel was charted under a “bareboat charter,” which consists of the chartering of a vessel for a given period of time against a charter fee, with the operation of the vessel handled by the charterer; and

•	5 vessels were chartered under financial lease agreements.

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

ZIM operates vessels in accordance with the ISM Code and the International Ship and Port Facilities Security Code, or ISPS Code, in addition, developing, implementing and maintaining a safety management system in accordance with the ISM Code.

Non-Fleet Equipment

In addition to the vessels that ZIM owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2015, ZIM held 328,512 container units with a total capacity of 527,920 TEUs, of which approximately 60% were owned by ZIM (including under finance leases) and approximately 40% were chartered.

Utilization Rate

ZIM’s utilization of its carrying capacity, its utilization rate, varies from time to time and generally ranges between approximately 70% and 93% of total active vessels operating on its voyages to western countries (i.e., the dominant leg), with the utilization rates of its voyages in the opposite direction (i.e., the counter-dominant leg) being much lower.

ZIM’s Customers

In 2015, ZIM had more than 26,000 customers. ZIM’s customers are divided into “end users”, including exporters and importers, and “forwarders,” these being non-vessel operating common carriers (i.e., entities engaged in assembling cargos from various customers and the forwarding thereof through a shipping company). In 2015, 42% of ZIM’s customers (in terms of transported volume) were “end” customers, while the remainder were “forwarders,” e.g., entities dealing with consolidation cargo from various clients and shipping the cargo by various shipping companies. ZIM does not depend upon any single customer.

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

European Commission Antitrust Investigation

On November 22, 2013, the European Commission published an announcement in respect of the commencement of investigation procedures against several liner shipping companies due to a suspicion of them acting in concert. According to the announcement, the European Commission intends to investigate whether public notices of the shipping companies in respect of the future price increase, which were published on the carriers’ internet websites, in the press and elsewhere, caused or may have caused any restriction on competition and customers’ trading in the liner shipping market to and from the European Union and the European Economic Area.

On November 21, 2013, an official notice was submitted to ZIM, in which it was clarified that the investigation proceedings involve a substantial number of liner shipping companies operating from and to the European Economic Area, including ZIM and that the initiation of proceedings does not imply that the European Commission has made a definitive finding of an infringement, but only that it intends to give priority to the matter. At this stage, all of the carriers involved in the proceedings, including ZIM, are engaged in advanced constructive negotiation of commitments with the European Commission.

ZIM’s Regulatory, Environmental and Compliance Matters

Government and international regulation significantly affects the ownership and operation of vessels. ZIM is subject to many legal provisions relating to the protection of the environment, including with respect to the emissions of hazardous substances, SOx and NOx gas exhaust emissions, the operation of vessels while at anchor by means of generators, and the use of low-sulfur fuel. ZIM could be exposed to high costs in respect of environmental damages (to the extent that the costs are not covered by its insurance policies), criminal charges, and substantive harm to its operations and goodwill, if and to the extent that environmental damages are caused by its operations. ZIM instructs the crews of its vessels on the environmental regulatory requirements and operates in accordance with procedures that ensure its in compliance with such regulatory requirements. ZIM also insures its activities, where effective for it to do so, in order to hedge its environmental risks. ZIM’s vessels are also subject to the standards imposed by the International Maritime Organization, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.

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

Additionally, ZIM is subject to competition regulations worldwide. For example, in the European Union, ZIM is subject to articles 101 and 102 of the Consolidated Version of the Treaty on the Functioning of the European Union. ZIM’s transport activities serving the U.S. ports are subject to the Shipping Act of 1984, as modified by the Ocean Shipping Reform Act of 1998. With respect to Israel, ZIM is subject to the general competition law established in the Israel Antitrust Law, 1988. Immunity from antitrust laws to certain agreements between ocean carriers that operate in the aforementioned jurisdictions, such as slot exchange agreements and other operational partnerships, are in effect. ZIM is party to certain operational and commercial partnerships with other carriers in the industry and each of those arrangements, as well as any future arrangements it becomes party to, must comply with the applicable antitrust regulations in order to remain protected and enforceable.

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

For further information on ZIM’s regulatory risks, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—ZIM is subject to environmental regulation and failure to comply with such regulation could have a material adverse effect on ZIM’s business” and “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.”

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

Kenon’s ownership of ZIM shares is subject to the terms and conditions of the Special State Share, which restricts Kenon’s ability to transfer its equity interest in ZIM to third parties. The terms of the State of Israel’s consent of Kenon’s and Idan Ofer’s status, individually and collectively, as a “Permitted Holder” of ZIM’s shares, stipulates, among other things, that Kenon’s transfer of the means of control of ZIM is limited if the recipient is required to obtain the State of Israel’s consent, or is required to notify the State of Israel of its holding of ZIM shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the consent provide that, if Idan Ofer’s ownership interest in Kenon is less than 36% or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or control. Therefore, if Mr. Ofer sells a portion of his interest in Kenon and owns less than 36% of Kenon, or ceases to be Kenon’s controlling shareholder, then Kenon’s right to vote and receive dividends in respect of its ZIM shares, for example, will be limited to those available to a holder of 24% of ZIM’s shares (even if Kenon holds a greater percentage of ZIM’s shares). “Control”, for the purposes of this consent, is as defined in the State of Israel’s consent, with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM. For information on the risks related to the State of Israel’s ownership of the Special State Share, including with respect to IC’s transfer of its interest in ZIM to us, see “Item 3.D Risk Factors —Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and our equity interest in ZIM.”

Tower

Tower is a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. Tower manufactures semiconductors for its customers primarily based on third-party designs. Tower currently offers the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. Tower also provides design support and complementary technical services. ICs manufactured by Tower are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

On July 23, 2015, consistent with our strategy to realize value for our shareholders by, among other things, distributing our interests in our non-primary businesses to our shareholders rationally and expeditiously, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. As a result of this distribution, we recognized a $210 million gain in the year ended December 21, 2015, which reflects the difference between the fair market value of the Tower ordinary shares held by us on the distribution date ($255 million based upon the closing price of the Tower shares on NASDAQ on the date of our distribution of such shares to our shareholders) and the carrying amount of Tower’s shares at the time of the distribution ($45 million). As of the date of this annual report, our interest in Tower comprises (i) 2,668 options to purchase 2,668 ordinary shares of Tower and (ii) 1,669,795 Series 9 Warrants to purchase 1,669,795 ordinary shares of Tower, which represents an aggregate of approximately 2% of Tower’s outstanding shares.

Tower’s results of operations are reflected in our share in income (losses) of associated companies, net of tax, for all periods prior to June 30, 2015. For further information on Tower and its operations, see “Information Regarding Tower.”

Remaining Businesses

We have a 91% equity interest in Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process.

We also own a 70% equity interest in HelioFocus, which previously developed dish technologies for solar thermal power fields, but currently has minimal operations and is currently in the process of being wound-up.

Additionally, until December 24, 2014, we owned a 69% equity interest in Petrotec, a European producer of biodiesel generated from used cooking oil, or UCO, whose securities are listed on the Frankfurt Stock Exchange. On December 24, 2014, REG, a NASDAQ-listed advanced biofuels producer and developer of renewable chemicals, purchased Kenon’s holdings in Petrotec. As consideration for REG’s purchase of Petrotec’s shares, Kenon received approximately $20.9 million, which was paid in the form of newly-issued shares of REG. Kenon has sold its interest in REG.

Primus

Primus’ Description of Operations

Primus is an innovative developer of a proprietary liquid fuels technology, the STG+ process, which is designed to produce liquid hydrocarbons from synthesis gas, or syngas, derived from natural gas (including synthetic natural gas) and other feedstocks (e.g., ethane). Primus’ STG+ process converts syngas into methanol and high-octane gasoline. As a result of the availability of large shale gas reserves in the U.S. and the low cost of natural gas in relation to the cost of gasoline, Primus intends to primarily utilize domestically produced natural gas in its STG+ process.

Primus’ business consists of three primary activities:

•	Methanol Production. Primus intends to own, operate and develop, or license the technology for the operation and development of, methanol production plants across North America to service local users of methanol who are located far from larger-scale methanol plants.

•	Gasoline Production. Primus intends to provide its STG+ process to convert natural gas into high octane gasoline for industrial and chemical plant owners who have spare syngas capacity.

•	Gas Flaring Solutions. Primus offers gas flaring solutions to convert natural gas that would otherwise be flared into gasoline. Primus intends to provide technology licenses and collect gasoline production royalties from operators seeking to remain in compliance with strict anti-flaring regulations and monetize natural gas that would otherwise be flared.

Primus seeks to operate as a technology development company and may take equity interests in the plants which it develops. Primus seeks to generate revenues from construction management and engineering fees, technology licensing fees and production royalties, and, from plants in which Primus will have an equity interest, operating revenue from the sale of methanol and gasoline. Where Primus develop a plant for a customer, Primus intends to pass through the costs of developing the plant to the customer.

Primus’ STG+ process improves upon existing gas-to-liquid technologies by integrating all reactors into a single-loop process, thereby reducing capital and operating costs while increasing reliability and yield. Primus expects the STG+ process to operate on a smaller scale than the competing methanol-to-gasoline process utilized by other, non-traditional gasoline producers. Primus expects its customers to be able to distribute, store and pump its gasoline using existing fuel infrastructures and expects that the gasoline produced may be utilized in unmodified, conventional vehicles.

Between 2011 and 2013, Primus operated a pilot scale test facility at its headquarters in Hillsborough, New Jersey. Primus’ pilot plant consisted of two major units, the first being a wood pellet gasifier that produced syngas, and the second being the STG+ process. The STG+ process has been successfully validated at the pilot scale. Primus used the data obtained from such operations to optimize the design of its demonstration plant, which was completed in August 2013. Primus’ demonstration plant generates syngas from natural gas, and converts the syngas into high-octane gasoline. The demonstration plant has a nameplate production capacity of 12.7 gallons per hour, or 100,000 gallons per year, and was designed to replicate the key scale parameters of a larger plant, so as to minimize potential scale-up risks. Between 2013 and 2015, Primus successfully operated the demonstration plant for over 7,600 hours.

In the year ended December 31, 2015, Primus did not generate material revenues from its operations. As of December 31, 2015, we have invested approximately $76 million (which includes amounts invested by IC prior to the spin-off) into Primus’ operations.

In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed appropriate to facilitate Primus’ operational and development capital requirements. In October 2014, we entered into an investment agreement with Primus pursuant to which we, through our wholly-owned subsidiary IC Green, may lend Primus, at our discretion, up to $25 million via a series of convertible notes through December 31, 2015. As of December 31, 2015, through this investment agreement, we have invested in Primus an aggregate of $16.5 million through convertible notes issued to Kenon.

We own 91% of Primus and the remaining 9% is primarily held by Primus’ founders; on a fully diluted basis, giving effect to management share options, Kenon’s ownership interest in Primus is approximately 83%.

Primus’ Principal Markets; Customers

Primus intends to own, operate and develop, or license the technology for the operation and development of, methanol production plants in North America. The intended off-takers of Primus’ methanol will primarily consist of local users of methanol who are located far from large-scale methanol production plants. In the United States, methanol is generally produced in the Gulf Coast and is transported to off-takers throughout the country. Due to transportation costs, methanol customers in the Northeast and Midwest pay a substantially higher price than customers around the Gulf Coast. Primus intends to construct and own plants in such regions to capture the price spread resulting from the transportation costs.

The main customers and commercial partners for Primus’ gasoline production services are underutilized chemical and industrial plants. Specifically, Primus aims to partner with industrial and chemical plant owners who have spare syngas generation capacity to produce gasoline. Primus also intends to provide gasoline production services to customers and partners in regions that have limited gasoline refining abilities and infrastructure.

Finally, Primus intends to provide its gas flaring solutions to customers throughout the world, particularly those in regions with strict gas flaring regulations. The production of oil results in the “flaring” of natural gas—a method disposing of, rather than utilizing, any excess natural gas. Such flaring has become a concern in certain countries as a result of the associated emissions in greenhouse gases and the subsequent decrease in the availability of natural gas. As Primus’ STG+ process converts syngas into high-octane gasoline, Primus provides its customers with the technological tools to transform the natural gas associated with oil production and flaring into gasoline.

Potential customers of the gasoline and methanol produced by Primus’ technology include existing refiners of crude oil, industrial and chemical users, purchasers of oil-based fuels, and blenders of transportation fuels and direct end-users, such as retailers.

Decreases in the costs associated with traditional sources of fuel or electricity, such as prices for commodities like crude oil, coal, fuel oil and natural gas, have, and could further, reduce the demand for the solutions provided by Primus. For further information on the risks related to the demand of Primus’ products and services in light of the fluctuating costs of traditional sources of fuel, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Other Businesses—The decrease in the cost of fuel or electricity generated by traditional sources may cause the demand for the services provided by Primus to decline.”

Primus’ Project Pipeline

Primus is currently engaged in discussions with potential customers and joint venture partners with respect to a range of project types, including for the construction of methanol plants in North America, the conversion of syngas into gasoline and the provision of gas flaring solutions. Should Primus secure these potential projects, which may be located throughout the world, Primus would be compensated through a mix of revenues from sales to off-takers, construction management and engineering fees, technology licensing fees and production royalties. A number of these projects also give Primus the opportunity to own equity in the project.

Primus’ Collaboration Agreement with Jereh

In October 2015, Primus launched a global market collaboration with Yantai Jereh Oilfield Services Group, Co., or Jereh, an international integrated oil and gas company specializing in Oil and Gas EPC services, oilfield technology services and equipment manufacturing. Pursuant to this collaboration, Primus and Jereh will jointly market and deploy a range of gas-to-liquids, or GTL, systems, including gas-to-gasoline and gas-to-methanol systems, that use Primus’ STG+ process to produce liquid products from natural gas.

Primus’ Raw Materials and Suppliers

In connection with the operation of Primus’ demonstration plant in the year ended December 31, 2015, a single supplier provided Primus with its natural gas requirements, representing an immaterial amount of Primus’ operating expenses in the year ended December 31, 2015.

Primus’ Competition

Primus seeks to operate as a technology development company and may, in the long-term, operate as a producer of alternative liquid fuels. Its competitors in both spaces include other gas-to-liquids companies and companies using other feedstocks to produce syngas, such as ExxonMobil MTG, Haldor Topsøe TIGAS or other newly-established ventures, that provide a different technological approach to the production of syngas. Primus also competes with traditional producers of gasoline (e.g., oil refineries utilizing crude oil) and methanol (e.g., state-owned enterprises). As Primus’ STG+ process is further developed to produce gasoline and methanol, Primus also expects to compete with the traditional and alternative producers of these fuels. Primus believes that its (i) direct synthesis of the desired fuel product, (ii) high yield and cost-effective results; and (iii) selective process allows it to remain competitive with its competitors in both areas.

Primus’ Patents, Licenses, Etc.

Primus’ intellectual property portfolio includes: two issued U.S. patents on its core technology, the “Single Loop Process”, to produce liquid fuels from syngas; two issued U.S. patents on its first commercial product, specifically the “Fuel Composition”; and several additional patent applications and trade secrets that are generally categorized into the following areas: liquid fuel synthesis, liquid fuel composition, incremental improvements and customization, and biomass gasification.

Primus has also filed corresponding patent applications under the Patent Cooperation Treaty and has filed national phase applications in multiple countries for its base process patent. Primus actively evaluates its intellectual property portfolio so as to optimize its intellectual property strategy and to protect the authenticity and commercial value of its STG+ process.

Primus’ Property, Plants and Equipment

Primus’ fully operational 300 gallon-per-day integrated industrial demonstration plant located in Hillsborough, New Jersey, was successfully constructed in August 2013. The demonstration plant converts natural gas feedstock into syngas which is, in turn, converted into high-octane gasoline and methanol. The demonstration plant has a nameplate production capacity for gasoline of 12.7 gallons per hour, or 100,000 gallons per year and for methanol of 32.4 gallons per hour or 255,000 gallons per year. Primus expects this demonstration plant to provide the performance data necessary for the design and development of other plants.

Primus’ Regulatory, Environmental and Compliance Matters

Primus’ operations are affected by various local and foreign laws, rules, regulations and authorities. As a result, changes in various types of regulations could affect Primus’ business adversely. For example, the implementation of new safety, environmental or legal requirements could impact Primus’ ability to produce gasoline and methanol, or use the STG+ process. Furthermore, changes to the various regulations governing gas flaring could impact Primus’ ability to provide gas flaring solutions. The impact of these changes in regulation could adversely affect Primus’ business, financial condition and results of operations even where the specific regulations do not directly apply to Primus or to its technologies, products or services.

Petrotec

Petrotec, in which we held a 69% interest until December 2014, is a European producer of biodiesel generated from UCO and other waste. Petrotec, based in Germany, produces biodiesels via the processing of UCOs and other waste oils and fats (primarily to large European—in particular, German—oil distributors), and also operates its own UCO collection business and blending facility.

On December 24, 2014, REG, a NASDAQ-listed advanced biofuels producer and developer of renewable chemicals, purchased Kenon’s holdings in Petrotec. As consideration, Kenon received approximately $20.9 million, which was paid in the form of newly-issued shares of REG. Kenon has sold its interest in REG.

C.	Organizational Structure

The chart below represents a summary of our organizational structure, excluding intermediate holding companies. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

This section should be read in conjunction with our audited combined carve-out (for all periods as of and prior to December 31, 2014) and consolidated (for all periods subsequent to December 31, 2014) financial statements, and the related notes thereto, as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013, and the related notes thereto, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. The financial information below also includes certain non-IFRS measures used by us to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance. In addition, all financial information below relating to Tower has been derived from financial statements that were prepared in accordance with U.S. GAAP.

The discussion and analysis relating to our results of operations for periods as of and prior to December 31, 2014 have been prepared assuming that Kenon operated as a separate entity prior to the consummation of the spin-off on January 7, 2015. Therefore, references in this discussion to the historical results of our businesses refer to businesses that had not been, but were expected to be, contributed to us in connection with the spin-off. The historical financial statements for the periods under review have been carved out of the consolidated financial statements of IC, which held each of our businesses during the periods under review. References in this discussion to our historical results of operations prior to the spin-off therefore refer to the carved-out historical results of IC’s operations. The financial position, results of operations and cash flows reflected in our combined carve-out financial statements for all periods as of and prior to December 31, 2014 include all expenses attributable to our business and each of our businesses, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented, or of our future results.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors.”

Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operation of the following businesses: (i) IC Power, a wholly-owned power generation and distribution company that has experienced profitable growth in its revenues and generation capacity since its inception in 2007, and (ii) Qoros, a China-based automotive company in which we have a 50% equity interest, that is seeking to deliver international standards of quality, safety, and innovative features to the large and fast-growing Chinese automotive market and commenced commercial sales at the end of 2013.

In the case of IC Power, we intend to continue to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from IC Power’s selective dispositions of assets. As part of our business development strategy, we will seek to provide investors with direct access to IC Power when we believe it is in the best interests of IC Power’s development and our shareholders to do so. For example, IC Power Singapore, the entity through which Kenon holds its interests in IC Power, has filed a registration statement with the SEC in connection with its plan for an initial public offering of its equity. The completion of this IPO is subject to business and market conditions and other relevant factors.

In the case of Qoros, we have used a significant portion of our liquidity and capital resources that we received in connection with our spin-off from IC to support Qoros through shareholder loans and guarantees in respect of Qoros’ debt, and we have no obligation to provide further funding to Qoros. In April 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into an agreement to provide loans in an aggregate amount of up to $50 million to Quantum to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery’s provision of loans to Qoros in the same amount and on similar conditions. In light of the investments made by Kenon in Qoros, including guarantees of Qoros’ indebtedness, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon will not make any loans or other investments in Qoros as part of this transaction. Instead, and to support Qoros in light of Qoros’ financing needs, Kenon has worked with its major shareholder, Ansonia, to facilitate Ansonia’s provision of loans to Qoros.

Qoros will require additional financing, including the renewal or refinancing of its working capital facilities, to continue to operate and meet its operating expenses and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations.

We also hold interests in:

•	ZIM—A large provider of global container shipping services, which, as of December 31, 2015 operated 85 (owned and chartered) vessels with a total container capacity of 369,549 TEUs, and in which we have a 32% equity interest; and

•	Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process.

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations are impacted by the financial results of each of its businesses. To effectively assess our results of operations, we supply detailed information on the financial results of our individual businesses and the impact such results have had on our consolidated results of operations. The analysis of each business’ impact on our results of operations for the year ended December 31, 2015 depends upon the method of accounting applicable to it as set forth in the following table:

As of December 31, 2015
	Ownership Percentage	Method of Accounting	Treatment in Consolidated Financial Statements
IC Power	100%	Consolidated[1]	Consolidated
Qoros	50%	Equity	Share in losses of associated companies, net of tax
ZIM[2]	32%	Equity	Share in income of associated companies, net of tax
Other
Primus	91%	Consolidated	Consolidated

1.	IC Power’s consolidated results of operations include income/loss from associated companies relating to IC Power’s non-controlling interests in Pedregal, which IC Power accounts for pursuant to the equity method of accounting.

The analysis of each business’ impact on our results of operations for the year ended December 31, 2014 depends upon the method of accounting applicable to it, as set forth in the following table:

	Six Months Ended December 31, 2014			All Periods Prior to June 30, 2014
	Ownership Percentage	Method of Accounting	Treatment in Combined Carve-Out Financial Statements	Ownership Percentage	Method of Accounting	Treatment in Combined Carve-Out Financial Statements
IC Power	100%	Consolidated[1]	Consolidated	100%	Consolidated[1]	Consolidated
Qoros	50%	Equity	Share in losses of associated companies, net of tax	50%	Equity	Share in losses of associated companies, net of tax
ZIM[2]	32%	Equity	Share in losses of associated companies, net of tax[3]	99.7%[2]	Consolidated— Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)

Tower	29%	Equity	Share in income of associated companies, net of tax	29%	Equity	Share in losses of associated companies, net of tax[4]

Other
Primus	91%	Consolidated	Consolidated	91%	Consolidated	Consolidated
Petrotec	— [3]	Equity— Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)	69%	Consolidated— Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)
HelioFocus	70%	Consolidated	Consolidated	70%[4]	Equity	Share in losses of associated companies, net of tax

1.	IC Power’s consolidated results of operations for the year ended December 31, 2014, as reported by Kenon, included income/loss from IC Power’s associated companies (Generandes and Pedregal), which were accounted for pursuant to the equity method of accounting.
2.	On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM’s results of operations for all periods prior to June 30, 2014 are reflected as discontinued in Kenon’s results of operations. ZIM’s results of operations for all periods subsequent to June 30, 2014 are reflected in Kenon’s share in losses of associated companies, net of tax.

3.	For further information on Kenon’s December 2014 sale of its equity interest in Petrotec, see “Item 4B. Business Overview—Our Businesses—Remaining Businesses—Petrotec.”
4.	Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results with our own until June 30, 2014.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2015
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,294	$—	$—	$(5)	$1,289
Depreciation and amortization	(119)	—	(1)	—	(120)
Asset impairment	—	—	(7)	—	(7)
Financing income	10	—	3	—	13
Financing expenses	(115)	—	(9)	—	(124)
Share in (losses) income of associated companies	—	(196)	9	—	(187)
Gain from distribution of dividend in kind	—	—	210	—	210

Income (loss) before taxes	$149	$(196)	$205	$—	$158
Income taxes	(62)	—	—	—	(62)

Income (loss) from continuing operations	$87 [4]	$(196)	$205	$—	$96

Attributable to:
Kenon’s shareholders	63	(196)	206	—	73
Non-controlling interests	24	—	(1)	—	23
Segment assets[5]	$4,069	$—	$45 [6]	$—	$4,114
Investments in associated companies	9	159	201	—	369
Segment liabilities	3,063	—	156 [7]	—	3,219

Capital expenditure	533 [8]	—	—	—	533

Adjusted EBITDA	$372 [4,9]	$—	$1 [10]	$—	$373
Percentage of consolidated revenues	100%	—	—	—	100%
Percentage of consolidated assets	91%	4%	5%	—	100%
Percentage of consolidated assets excluding associated companies	99%	—	1%	—	100%
Percentage of consolidated Adjusted EBITDA	100%	—	—	—	100%

1.	Associated company.
2.	Includes the results of Primus and HelioFocus; the results of ZIM and Tower (up to June 30, 2015), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment sales.
4.	IC Power’s net income and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2015, differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”
5.	Excludes investments in associates.
6.	Includes Kenon’s and IC Green’s assets.
7.	Includes Kenon’s and IC Green’s liabilities.
8.	Includes the additions of PP&E and intangibles based on an accrual basis.
9.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2015, see “Item 3.A Selected Financial Data.”
10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

	Year Ended December 31, 2014[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in (losses) income of associated companies	14	(175)	(10)	—	(171)
Asset impairment	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68

Income (loss) before taxes	$321	(175)	$(37)	$—	$109
Income taxes	(99)	—	(4)	—	(103)

Income (loss) from continuing operations	$222 [5]	$(175)	$(41)	$—	$6

Attributable to:
Kenon’s shareholders	197	(175)	(34)	—	(12)
Non-controlling interests	25	—	(7)	—	18
Segment assets[6]	$3,832	$—	$837 [7]	$(785)	$3,884
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [8]	(785)	2,881
Capital expenditure[9]	593	—	12	—	605
Adjusted EBITDA	$348 [5,10]	$—	$(43)[11]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Associated company.
3.	Includes financing income from former parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014) and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus (up to June 30, 2014), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	IC Power’s net income and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”
6.	Excludes investments in associates.
7.	Includes Kenon’s and IC Green’s assets.
8.	Includes Kenon’s and IC Green’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.
10.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, see “Item 3.A Selected Financial Data.”
11.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

	Year Ended December 31, 2013[1,2]
	IC Power	Qoros[3]	Other[4]	Adjustments[5]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$866	$—	$—	$7	$873
Depreciation and amortization	(75)	—	(5)	—	(80)
Financing income	5	—	32	(32)	5
Financing expenses	(86)	—	(15)	32	(69)
Share in (losses) income of associated companies	32	(127)	(32)	—	(127)

Income (loss) before taxes	$123	(127)	$(50)	$—	$(54)
Taxes on income	49	—	—	—	49

Income (loss) from continuing operations	$74	$(127)	$(50)	$—	$(103)

Attributable to:
Kenon’s shareholders	61	(127)	(48)	—	(114)
Non-controlling interests	13	—	(2)	—	11
Segment assets[6]	$2,749	$—	$3,832 [7]	$(1,136)	$5,444
Investments in associated companies	286	226	28	—	540
Segment liabilities	2,237	—	3,933 [8]	(1,136)	5,033
Capital expenditure	351 [9]	—	—	—	351
Adjusted EBITDA	$247 [10]	$—	$(30)[11]	$—	$217
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	51%	—	65%	(16)%	100%
Percentage of combined assets excluding associated companies	50%	—	70%	(21)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 27 to our financial statements included in this annual report.
3.	Associated company.
4.	Includes financing income from former parent company loans to Kenon’s subsidiaries; the results of Primus and ZIM; the results of Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
5.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
6.	Excludes investments in associates.
7.	Includes Kenon’s, IC Green’s and ZIM’s assets.
8.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.
10.	For a reconciliation of IC Power’s net income to, as reported by IC Power, its Adjusted EBITDA, as reported by IC Power, see “Item 3.A Selected Financial Data—Information on Business Segments—IC Power.”
11.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

The following tables set forth summary information regarding each of our equity-method accounting businesses for the periods presented.

	Year Ended December 31, 2015
	Qoros	ZIM	Tower[1]	Total
	(in millions of USD)
Income (loss) (100% of results)	$(392)	$2	$(1)	$(391)
Share of Income (loss) from Associates	(196)	10	(1)	(181)
Book Value	159	201	—	360

1.	Reflects Tower’s results of operations up to June 30, 2015. As a result of our distribution in specie of substantially all of our interest in Tower, representing 23% of the then currently outstanding Tower shares on July 23, 2015, Tower’s results of operations for all periods subsequent to June 30, 2015 are not reflected in our consolidated financial statements.

	Year Ended December 31, 2014
	Qoros	ZIM[1]	Tower		Total
	(in millions of USD)
Income (loss) (100% of results)	$(350)	$(73)	$25		$(400)
Share of Income (loss) from Associates	(175)	(13)	18		(170)
Book Value	221	191	14		426
Market Capitalization	—	—	$774	[2]	774
Kenon Share of Market Capitalization	—	—	$224		224

1.	On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM is only reflected as an associated company in Kenon’s results of operations for the six months ended December 31, 2014.
2.	Market capitalization is based upon 58,033,049 shares outstanding, as of December 31, 2014, at $13.33 per share, the closing price of Tower’s shares on NASDAQ on December 31, 2014.

	Year Ended December 31, 2013
	Qoros	Tower		Generandes[1]	Total
	(in millions of USD)
Income (loss) (100% of results)	$(255)	$(109)		$86	$(278)
Share of Income (loss) from Associates	(127)	(31)		30	(118)
Book Value	226	—	[2]	276	502
Market Capitalization	—	280	[3]	—	280
Kenon Share of Market Capitalization		103		—	103

1.	Kenon’s indirect interest in Generandes was sold in September 2014, in connection with IC Power’s sale of its interest in Edegel.
2.	To the extent the cumulative net loss equals the total investment, as was the case for Tower as of the year ended December 31, 2013, the book value of our investment will be reduced to zero. Losses beyond the cumulative investment will not be reflected and the book value will only change with positive net income received in connection with an investment that is higher than the previously accumulated net losses. In 2013, a $6 million loss in Tower’s results of operations was not reflected in Kenon’s combined carve-out statement of profit and loss.
3.	Market capitalization is based upon 47,869,150 shares outstanding, as of December 31, 2013, at $5.84 per share, the closing price of Tower’s shares on NASDAQ on December 31, 2013.

Qoros

We have a 50% equity interest in Qoros. As a result, we account for Qoros pursuant to the equity method of accounting and discuss Qoros’ results of operations in our discussion of our share in losses of associated companies, net of tax. Additional detail on Qoros’ historical financial performance can be found in Qoros’ separate financial statements for the years ended December 31, 2015, 2014 and 2013, which are included in this annual report.

ZIM

On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM’s results of operations for all periods prior to June 30, 2014 are reflected as discontinued in Kenon’s results of operations and ZIM’s results of operations for the six months ended December 31, 2014 and the year ended December 31, 2015 are reflected in Kenon’s share in losses of associated companies, net of tax.

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

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

IC Power

Set forth below is a discussion of the material factors affecting the results of operations of IC Power for the periods under review.

Capacity Growth

IC Power’s capacity, excluding the capacity attributable to its assets in advanced stages of construction, was 2,665 MW as of December 31, 2015, representing a 108% growth in capacity since January 1, 2012. IC Power’s proportionate capacity, excluding the capacity attributable to its assets in advanced stages of construction, was 2,170 MW as of December 31, 2015.

Entity[1]	Country	Energy Used to Operate Power Station	Completion of Development/Date of Acquisition/Date of Transfer	Installed Capacity (MW)[2]	Proportionate Capacity[3]
Capacity at January 1, 2012				1,280	979
Kallpa	Peru	Natural gas	Operation of Combined Cycle Commenced—August 2012	292	219
Total increase in capacity during 2012				292	219
Capacity at January 1, 2013				1,572	1,198
OPC	Israel	Natural gas and diesel	Operations Commenced— July 2013	440	352
Colmito	Chile	Natural gas and diesel	Acquired—October 2013	58	58
Total increase in capacity during 2013				498	410
Capacity at January 1, 2014				2,070	1,608
Corinto	Nicaragua	HFO	Acquired—March 2014	71	46
Tipitapa Power	Nicaragua	HFO	Acquired—March 2014	51	33
Amayo I	Nicaragua	Wind	Acquired—March 2014	40	24
Amayo II	Nicaragua	Wind	Acquired—March 2014	23	14
Surpetroil	Colombia	Natural gas	Acquired—March 2014	20	12
Kallpa—Las Flores	Peru	Natural gas	Acquired—April 2014	193	145
JPPC[4]	Jamaica	HFO	Acquired Remaining Interest—May 2014	—	50
Puerto Quetzal[5]	Guatemala	HFO	Acquired—September 2014	179	179
Total increase in capacity during 2014				577	503
Capacity at December 31, 2014				2,647	2,170
Nejapa[6]	El Salvador	HFO	Acquired Remaining Interest—January 2015	—	41

Entity[1]	Country	Energy Used to Operate Power Station	Completion of Development/Date of Acquisition/Date of Transfer	Installed Capacity (MW)[2]	Proportionate Capacity[3]
AIE[7]	Israel	Steam	Acquired—August 2015	18	18
Total increase in capacity during 2015				18	59

Capacity at December 31, 2015				2,665	2,170

1.	As a result of IC Power’s sale of its indirect interest in Edegel in September 2014, the capacity growth summary does not include Edegel’s 1,540 MW of installed capacity during the periods in which IC Power held its indirect interest in Edegel.
2.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of the ownership interest in the entity that owns each such asset.
3.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by the ownership interest in the entity that owns each such asset.
4.	In May 2014, IC Power increased equity ownership in JPPC from 16% to 100%.
5.	In November 2014, Puerto Quetzal transferred a 55 MW power barge to Kanan, reducing Puerto Quetzal’s capacity from 234 MW to 179 MW.
6.	In January 2015, IC Power increased its equity ownership in Nejapa from 71% to 100%.
7.	AIE also holds a conditional license for the construction of a cogeneration power station in Israel. This station will be developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of AIE), based upon a plant with 135 MW of capacity. Construction is expected to commence in mid-2016 and COD is expected in the second half of 2018.

As a result of its capacity expansion, IC Power’s consolidated revenues, operating income, finance expenses and net income during the periods discussed in this section substantially increased. IC Power expects to further increase its installed capacity by 45% to 3,867 MW (3,095 MW on a proportionate basis), upon the completion of its assets in advanced stages of construction: CDA’s 510 MW hydroelectric project located in Peru (expected COD in the second half of 2016), Samay I’s 600 MW cold-reserve thermoelectric project located in Peru (expected COD in the second quarter of 2016) and Kanan’s 92 MW thermal generation project in Panama (expected COD in the first half of 2016).

Macroeconomic Conditions in the Countries in which IC Power Operates

Macroeconomic conditions may impact the gross domestic production of the countries in which IC Power operates which may, in turn, affect the consumption of electricity by industrial and individual consumers in those countries. For instance, countries experiencing sustained economic growth generally experience an increase in their consumption of electricity. Additionally, macroeconomic conditions are also likely to affect foreign exchange rates, domestic interest rates and inflation, which each has an effect on IC Power’s financial and operating costs. Fluctuations in the exchange rates between local currencies in the countries in which IC Power operates and the U.S. dollar, which is IC Power’s functional currency, will generate either gains or losses on monetary assets and liabilities denominated in these local currencies and can therefore affect its profitability. Fluctuations in inflation rates may also increase labor costs and other local expenses of IC Power’s operations, and it may be unable to pass such increases on to its customers (e.g., to customers who purchase energy or capacity from IC Power pursuant to long-term PPAs, which are not linked to local inflation rates).

For further information on the risks associated with currency fluctuations, see “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—Foreign exchange rate fluctuations and controls could have a material adverse effect on IC Power’s earnings and the strength of its balance sheet.”

The following table sets forth the percentage growth in GDP, the currency appreciation / depreciation (relative to the U.S. Dollar), and the annual inflation rate for each of the countries in which IC Power operates, according to segment.

	2014			2013
Country	Inflation Rate	GDP Growth	Currency Appreciation (Depreciation)	Inflation Rate	GDP Growth	Currency Appreciation (Depreciation)
	(%)
Peru	3.2	2.4	(11)	2.8	5.8	(4)
Israel	(0.2)	2.6	(12)	1.5	3.3	7
Central America
Nicaragua	6.4	4.0	(5)	5.7	4.6	(4)
Guatemala	3.4	4.0	4	4.3	3.7	(1)
El Salvador	0.5	1.8	—	0.8	1.7	—
Panama	2.1	6.2	—	5.9	8.4	—
Other
Bolivia	5.2	5.2	—	5.7	6.8	—
Chile	4.6	1.8	(23)	1.8	4.3	(2)
Dominican Republic	3.0	7.3	(6)	4.8	4.8	(6)
Jamaica	6.4	(0.5)	(10)	9.5	0.2	(13)
Colombia	3.7	4.6	(7)	1.9	4.9	(4)

For further information on the macroeconomic conditions of the key countries in which IC Power operates or in which it may operate in the future, see “Item 4.B Business Overview—IC Power—IC Power’s Industry Overview.”

For further information on the sensitivity of our net income to changes in the CPI and certain exchange rates, see Note 30 to our financial statements included in this annual report.

Availability and Dispatch

The regulatory frameworks in each of the countries in which IC Power currently operates, other than Israel and Jamaica, establish marginal cost systems, and the relevant regulatory agencies determine which generation units are to be dispatched, so as to minimize the cost of energy supplied.

The availability of a power generation asset refers to the percentage of time that a plant is available to generate energy. For example, even though they generally maintain the highest place in the dispatch merit order due to their efficiency and low generation costs, hydroelectric plants are unavailable when they are removed from operation to conserve water in the associated reservoirs or river basins or for maintenance, or when there are unscheduled outages. Thermal plants, which are lower in the dispatch merit order than hydroelectric plants, are unavailable for dispatch when they are removed from operation for maintenance or when there are unscheduled outages. Each of the relevant regulatory agencies considers the average availability of generation plants when it allocates firm capacity, which is the amount of capacity that, pursuant to applicable regulations, an energy sector regulator recognizes and remunerates to each power generation unit for being available to cover the demand in peak hours.

IEC, which is owned by the State of Israel and was the sole large-scale provider of energy in Israel prior to the commencement of OPC’s operations in July 2013, is the System Operator of Israel’s electricity system and determines the dispatch order of Israel’s generation units. Pursuant to OPC’s PPA with IEC, which covers OPC’s entire firm capacity, OPC has informed IEC of the exclusion of OPC’s entire capacity, so as to sell such capacity directly to private customers. As a result, OPC’s entire capacity has been allocated to private customers in Israel since July 2013.

The following table sets forth the weighted average availability of IC Power’s generation plants in each of the countries in which IC Power operates for the periods presented, according to segment:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Peru	97%	97%	94%
Israel	97%	90%	96%[1]

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Central America
Nicaragua	90%	95%	—
Guatemala	94%	97%	—
El Salvador	96%	97%	95%
Panama	94%	93%	92%
Other
Bolivia	89%	91%	96%
Chile	97%	96%	96%
Dominican Republic	81%	89%	87%
Jamaica	86%	85%	88%
Colombia	96%	84%	—

1.	Reflects average availability of OPC since its COD in July 2013.

A substantial portion of the capacity in each of the countries in which IC Power currently operates, other than Israel, Nicaragua and Jamaica, is comprised of hydroelectric plants. The marginal cost of production by these plants is almost nil. As a result, these plants are generally the first to be dispatched, when available. However, the availability of these plants is subject to annual and seasonal variations based on the hydrology of the reservoirs and river basins that provide the water to operate these plants. For example, COBEE’s hydroelectric plants are among the first generation units to be dispatched in Bolivia as a result of the low variable costs associated with these units, and we expect that following its commissioning in 2016, CDA’s plant will be among the first generation units dispatched in Peru. IC Power seeks to ensure that our hydroelectric units are available to be dispatched when necessary, as such availability is important to our ability to capture the benefits of marginal cost dispatch and the maximization of our margins.

When hydroelectric plants are unavailable or have been fully dispatched, other generation plants are generally dispatched on the basis of cost, with lower cost units, such as thermal gas plants, generally dispatched first. The Kallpa facility units, for example, are among the first generation units to be dispatched in Peru after the hydroelectric plants, since the Kallpa plants are among the lowest-cost thermal generation plants in Peru. Generally, the order in which regulatory agencies will dispatch plants which are neither hydroelectric or gas-powered are: (1) wind-powered; (2) coal-powered; (3) HFO-powered; followed by (4) diesel-powered. As many of the countries in which IC Power operates are seeking to incentivize the production of wind and renewable energy plants, which typically have relatively low operating costs, these countries often dispatch wind-powered plants, such as Amayo I and Amayo II, on a priority basis. Similar to hydroelectric plants, however, the availability of wind-powered plants to be dispatched is limited by the availability of the resource (i.e., whether the wind is blowing).

If IC Power’s generation plants are available for dispatch and are not dispatched, or are partially dispatched, by the relevant System Operator and if IC Power’s obligations to deliver energy under its PPAs exceed the energy dispatched from IC Power’s own generation units at any particular time, IC Power purchases energy in the spot market to satisfy these obligations, and there is a risk that the price of such energy may be higher than the price for energy that it receives under its PPAs.

Similarly, if IC Power’s generation plants are not allocated sufficient firm capacity to satisfy its obligations under its PPAs, IC Power purchases capacity in the spot market to satisfy these obligations, and there is a risk that the price of such capacity may be higher than the price for capacity that it receives under its PPAs.

The following table sets forth the amount of energy sold under IC Power’s PPAs and in the spot market, and the amount of energy generated and purchased during the years presented by each of the operating companies IC Power owned as of December 31, 2015, according to segment1:

Segment	Period	Sales under PPAs (GWh)	Sales in Spot Market	Net Energy Generated[2]	Energy Purchased
Peru	Kallpa:
	Year Ended December 31, 2015	6,327	106	5,027	1,406
	Year Ended December 31, 2014	6,324	235	5,698	861
	Year Ended December 31, 2013	6,268	84	5,265	1,087
	Year Ended December 31, 2012	4,321	162	4,133	350
Israel	OPC and AIE:
	Year Ended December 31, 2015	3,976	—	3,759	217
	Year Ended December 31, 2014	3,973	—	3,400	573
	Year Ended December 31, 2013 (since July 2013)	1,813	—	1,331	482

Segment	Period	Sales under PPAs (GWh)	Sales in Spot Market	Net Energy Generated[2]	Energy Purchased
Central America	ICPNH:
	Year Ended December 31, 2015	1,062	28	1,054	36
	Year Ended December 31, 2014	1,063	22	1,058	27
	Year Ended December 31, 2013	1,045	44	1,042	47
	Year Ended December 31, 2012	1,123	20	1,119	24
	Puerto Quetzal:
	Year Ended December 31, 2015	594	368	641	321
	Year Ended December 31, 2014	1,005	53	465	593
	Year Ended December 31, 2013	1,304	24	489	840
	Year Ended December 31, 2012	1,369	82	547	904
	Nejapa:
	Year Ended December 31, 2015	794	53	436	411
	Year Ended December 31, 2014	626	93	373	346
	Year Ended December 31, 2013	535	171	457	249
	Year Ended December 31, 2012	448	244	559	133
Other	COBEE:
	Year Ended December 31, 2015	270	769	1,039	—
	Year Ended December 31, 2014	268	762	1,030	—
	Year Ended December 31, 2013	276	827	1,103	—
	Year Ended December 31, 2012	277	826	1,103	—
	Central Cardones:
	Year Ended December 31, 2015	—	4	3	1
	Year Ended December 31, 2014	—	—	—	—
	Year Ended December 31, 2013	—	—	—	—
	Year Ended December 31, 2012	3	1	—	4
	Colmito:
	Year Ended December 31, 2015	255	26	26	255
	Year Ended December 31, 2014	250	—	5	245
	Year Ended December 31, 2013	—	46	45	1
	Year Ended December 31, 2012	—	—	—	—
	CEPP:
	Year Ended December 31, 2015	—	291	291	—
	Year Ended December 31, 2014	253	54	236	71
	Year Ended December 31, 2013	325	53	332	46
	Year Ended December 31, 2012	316	14	330	—
	JPPC:
	Year Ended December 31, 2015	427	—	427	—
	Year Ended December 31, 2014	410	—	410	—
	Year Ended December 31, 2013	432	—	432	—
	Year Ended December 31, 2012	422	—	422	—
	Surpetroil:
	Year Ended December 31, 2015	43	—	43	—
	Year Ended December 31, 2014	45	—	23	—
	Year Ended December 31, 2013	45	—	22	—
	Year Ended December 31, 2012	45	—	22	—
	Pedregal:
	Year Ended December 31, 2015	280	102	343	39
	Year Ended December 31, 2014	269	136	391	14
	Year Ended December 31, 2013	200	205	405	—
	Year Ended December 31, 2012	120	251	371	—

Total (excluding Pedregal)	Year Ended December 31, 2015	13,748	1,645	12,746	2,647
	Year Ended December 31, 2014	14,217	1,219	12,698	2,716
	Year Ended December 31, 2013	12,043	1,249	10,518	2,752
	Year Ended December 31, 2012	8,324	1,349	8,235	1,415

1.	The information included within the table reflects 100% of the energy sold under PPAs, sold in the spot market, generated, and purchased by IC Power’s assets, regardless of its ownership interest in the entity that owns each such asset, and also contains information for certain of IC Power’s assets from periods prior to the acquisition of such asset. For further information on acquisition of assets during the periods within the table, see “—Material Factors Affecting Results of Operations—IC Power—Capacity Growth.”
2.	Net energy generated is defined as energy delivered at the interconnection to the system.

Cost of Sales

IC Power’s principal costs of sales are natural gas, HFO, lubricants, purchases of capacity and energy on the spot market, transmission costs, personnel, third-party services and maintenance costs.

IC Power’s costs for natural gas, which include transportation costs, vary primarily based on the quantity of natural gas consumed, the variation of market prices of HFO, to which IC Power’s natural gas prices are indexed, and whether IC Power consumes all of the natural gas that it is obligated to purchase under its natural gas supply contracts. Kallpa’s long-term gas supply contract with the Camisea Consortium, which is also used to supply gas to Las Flores, hedges Kallpa against fluctuations in the price of natural gas; however, Kallpa’s agreement with the Camisea Consortium will expire in June 2022, unless renewed by the parties. Once expired, Kallpa and Las Flores may be required to purchase their natural gas on spot markets at prices that may be greater than the prices they previously paid for such commodities and could therefore face increased volatility in their earnings and cash flows.

The price at which OPC purchases its natural gas from its sole natural gas supplier, the Tamar Group, is predominantly indexed (in excess of 70%) to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC’s supply agreement with the Tamar Group. As a result, increases or decreases in this tariff have a related effect on OPC’s cost of sales and margins. Additionally, the natural gas price formula in OPC’s supply agreement is subject to a floor mechanism. EA generation component tariffs were lower in 2015 as compared to 2012-2014. Additionally, on September 8, 2015, the EA published a final decision, which became effective on September 13, 2015, and which further reduced the EA generation component tariff by approximately 12%. As a result of previous declines in the EA generation component tariff, OPC began to pay the ultimate floor price in November 2015. Therefore, the September 2015 decline and any further declines in the EA generation component tariff, will not result in a corresponding decline in OPC’s natural gas expenses, and will lead to a greater decline in OPC’s margins.

IC Power’s costs for HFO, which include transportation costs, vary primarily based on the quantity of HFO consumed and the variation of market prices of HFO. For example, IC Power generates electricity using HFO in each of the countries comprising its Central America segment, as well as in the Dominican Republic. The price adjustment mechanisms in IC Power’s PPAs in these countries generally limit its exposure to the price of HFO.

As fuel is a significant cost for most of IC Power’s operating companies, the price of various fuels (e.g., gas, diesel, or HFO) has a significant effect on its costs. However, as prices in the spot market tend to reflect current fuel prices and, as the majority of IC Power’s PPAs contain a fuel price adjustment mechanism to reflect increases or decreases in the price of fuel, changes in fuel prices generally result in corresponding changes in revenues as a result of these pass-through mechanisms and do not substantially affect IC Power’s operating margins. Accordingly, while the decline in global oil prices, which occurred during 2014 and 2015, has resulted, in part, in a decline in IC Power’s revenues for the year ended December 31, 2015, such decline in global oil prices did not have a commensurate effect on IC Power’s operating margins or Adjusted EBITDA for that year. In some cases, however, the fuel price adjustment mechanisms in IC Power’s PPAs may not adjust to reflect the full increase or decrease in fuel prices, or may reflect such adjustments on a lagging basis as a result of the indexation mechanisms of its PPAs (which update only periodically and have minimum thresholds) and the indexations of IC Power’s long-term supply agreements.

IC Power’s costs for transmission vary primarily according to the quantity of energy that IC Power sells and the locations of the specific nodes to which its plants are connected in the national interconnected electrical systems of the various countries in which IC Power operates. Under its PPAs and the regulatory regimes under which IC Power sells energy in the spot market, most transmission costs are passed on to IC Power’s customers.

IC Power incurs personnel and third-party services costs in the operation of its plants. These costs are usually independent of the volumes of energy produced by IC Power’s plants. IC Power incurs maintenance costs in connection with the ongoing and periodic maintenance of its generation plants. These costs are usually correlated to the volumes of energy produced and the number of running hours of IC Power’s plants.

Results from IC Power’s Associated Company

IC Power’s net income, cash flows from operations and statements of financial condition are affected by the results of Pedregal, in which it holds a 21% indirect equity interest. IC Power recognizes its proportional share in the net income of Pedregal, currently its only associated company, in the statement of income as share in profit in associates. IC Power’s share in profit in associated companies was $274 thousand, $2 million and $2 million during the years ended December 31, 2015, 2014 and 2013, respectively. IC Power records dividends received from Pedregal as cash inflows from operating activities in IC Power’s statement of cash flows. During the years ended December 31, 2015, 2014 and 2013, IC Power received dividends from Pedregal in the aggregate amount of $1 million, $2 million and $5 million, respectively. The carrying value that IC Power recognizes for Pedregal in its statement of financial position is adjusted to reflect IC Power’s proportional share in the net income of Pedregal and the dividends received from Pedregal, which is adjusted to reflect the cumulative translation adjustment to the value of IC Power’s investment.

Prior to September 2014, IC Power held a 21% indirect equity interest in Edegel, the largest generator of electricity in Peru. IC Power owned this interest via Inkia’s wholly-owned subsidiary Southern Cone, which had a 39% equity interest in Generandes, an entity that, in turn, had a 54% equity interest in the outstanding shares of Edegel. In September 2014, IC Power completed the sale of its indirect equity interest in Edegel. The results of operations of Generandes (the entity through which IC Power held its indirect equity interest in Edegel) for the years ended December 31, 2014 and 2013 are reflected as discontinued operations in IC Power’s financial statements. The results of operations of Generandes for the years ended December 31, 2014 and 2013 are reflected as share in income of associates in Kenon’s financial statements.

As a result of Generandes’ significance to Kenon’s results of operations for certain periods prior to IC Power’s disposition of Generandes, this annual report incorporates by reference the (i) unaudited consolidated financial statements of Generandes as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 and (ii) audited consolidated financial statements of Generandes as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013 and 2012, and the related independent auditors’ report thereon, as required by Rule 3-09 of Regulation S-X. These financial statements have been audited according to U.S. Generally Accepted Auditing Standards, except for the financial statements as of and for the year ended December 31, 2014, which are not required to be audited by Rule 3-09 of Regulation S-X because Generandes is not considered a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X for the year ended December 31, 2014.

Effects of Outstanding Indebtedness, including Financial Leases

IC Power’s total outstanding consolidated indebtedness was $2,565 million as of December 31, 2015. IC Power had no outstanding loans and notes owed to Kenon as of such dates.

IC Power financed its acquisition of the Kallpa I, II and III turbines and the Las Flores power plant through financial leases. As a result, it has recognized these turbines and power plant as property, plant and equipment and has recognized the related lease obligations as loans from banks and others, but does not recognize any cash flow from financing activities upon its entry into these financing agreements. Payments under these leases are recognized in IC Power’s statement of cash flows as cash flows from financing activities at the time that these payments are made.

Additionally, IC Power is committed to expanding its operations by developing greenfield assets in accordance with three fundamental principles, one of which includes securing long-term project financing agreements to finance its development efforts. These financing agreements are generally stand alone, secured, project-specific, and with no or limited recourse. IC Power expects that the commitment to its operational expansion will result in the incurrence of additional indebtedness, which may, in turn, result in an increase in its outstanding consolidated indebtedness.

Furthermore, as IC Power continues to develop its assets by (1) drawing down on its existing credit facilities with third parties or (2) securing additional third-party financing, as discussed above, to fund its capital expenditures with respect to new assets or projects, it may experience an increase in interest costs. Many of IC Power’s debt agreements have floating interest rates (e.g., many of the debt instruments bear interest rates based on LIBOR) and, notwithstanding any interest rate swaps which IC Power has entered, or may enter, into to address this risk, a continued increase in interest rates could increase its interest expenses and the cost of the capital required to continue to fund its development and expansion efforts. Other than OPC’s, ICPI’s, Surpetroil’s, and certain of COBEE’s indebtedness, which represented an aggregate of $557 million of IC Power’s outstanding indebtedness as of December 31, 2015, IC Power’s outstanding indebtedness is either denominated in, indexed to, or is the subject of interest rate swaps tied to, the U.S. Dollar. For further information on IC Power’s outstanding indebtedness, including the interest rate and currency applicable to the indebtedness, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness.”

Bargain Purchase Gains

IC Power’s development strategy contemplates the acquisition of energy assets in attractive markets, from time to time, in connection with its capacity expansion efforts. Based upon the difference between the amount paid, which IC Power records in connection with its acquisition of such assets, and the net asset fair value, it may recognize a gain on bargain purchase at the purchase date.

For the year ended December 31, 2015, IC Power did not recognize a gain on bargain purchases. For the year ended December 31, 2014, IC Power recognized gains on bargain purchases of $24 million, $24 million and $20 million in connection with its acquisitions of ICPNH in March 2014, JPPC in May 2014 and Puerto Quetzal in September 2014, respectively.

Income Taxes

IC Power operates through various subsidiaries in several countries and, as a result, is subject to income tax in various jurisdictions. The following table sets forth the corporate income tax rates applicable as of December 31, 2015, 2014 and 2013 in each of the countries in which IC Power operates:

	Year Ended December 31,
	2015	2014	2013
	(%)
Peru[1]	28%	30%	30%
Israel[2]	26.5%	26.5%	25%
Central America
Nicaragua[3]	25%	25%	25%
Guatemala	25%	28%	31%
El Salvador	30%	30%	30%
Panama	25%	25%	25%
Other
Bolivia	25%	25%	25%
Chile[4]	22.5%	21%	20%
Dominican Republic	27%	28%	29%
Jamaica[5]	33.33%	33.3%	33.3%
Colombia[6]	39%	34%	34%

1.	The corporate income tax rate decreased to 28% in 2015 and is scheduled to decrease to 27% in 2017 and 2018 and 26% in 2019. The dividend tax rate has increased to 4.1% in 2015 and is scheduled to increase to 8% in 2017 and 9.3% in 2019. Distributions of profits for 2014 are subject to a tax rate of 4.1%. Kallpa, CDA and Samay I have signed legal stability agreements with the relevant tax authority in Peru pursuant to which, during the term of the corresponding agreement, Kallpa, CDA and Samay I, respectively, will be subject to the income tax regime in place at the time each such agreement was entered into, which stipulates a 30% income tax rate, and not the general income tax regime applicable to other firms in Peru. These stability agreements expire in 2020, 2022 and 2024, respectively. Only after these tax agreements expire, or if Kallpa, CDA and Samay I terminate the corresponding agreement, will they be subject to the general income tax regime of Peru and receive the benefit of the changes in the Peruvian income tax rates described above.
2.	From 2016, the corporate income tax rate in Israel will be reduced to 25%.
3.	The statutory rate in Nicaragua in 2012-2015 is 25%. However, Empresa Energética Corinto Ltd, or Corinto, and Tipitapa Power Company Ltd, or Tipitapa Power, are subject to 25% income tax, based on a Foreign Investment Agreement signed in June 2000, which protects them from any unfavorable changes in the tax law. In addition, Amayo I and Amayo II are tax exempt from income tax payments, in accordance with Law No.532 for Electric Power Generation with Renewable Sources Incentive, up to a period of seven years since their CODs.
4.	The corporate income tax rate increased to 22.5% in 2015 and is scheduled to increase to 24% in 2016 and 25% in 2017 for shareholders on the attribution method or 22.5% in 2017 for shareholders on the cash-basis method. The corporate income tax rate is scheduled to increase to 27% in 2018 for shareholders on the cash-basis method.
5.	33.3% is the rate applied to regulated companies in Jamaica, including the companies regulated by Office of Utilities Regulation.
6.	The aggregate income tax rate of 34% in Colombia is composed of a base corporate income tax rate of 25% plus the “income tax for equality,” or CREE, tax at a rate of 9%. Beginning in 2015, a surcharge to the CREE tax rate of 5% on income in excess of 800 million Colombian pesos (approximately $272 million) would effectively increase the aggregate income tax rate to approximately 39%. The surcharge on the CREE tax is expected to increase to 6% in 2016, 8% in 2017 and 9% in 2018, effectively increasing the aggregate income tax rate to approximately 40%, 42% and 43% in 2016, 2017 and 2018, respectively, before being eliminated.

For further information on the tax rates, including withholding tax rates, applicable to IC Power’s operating companies, see Note 25 to our financial statements included in this annual report.

Factors Affecting Comparability of Operating and Financial Results

IC Power’s operational and financial results for the year ended December 31, 2015 have been affected by its acquisitions of various operating businesses, which must be understood in order to assess the comparability of IC Power’s operating and financial results in the period to period financial analysis set forth below.

As set forth in “—Material Factors Affecting Results of Operations—IC Power—Capacity Growth,” during the year ended December 31, 2015, IC Power successfully completed the acquisition of AIE, which provided IC Power with 18 MW in Israel and an additional 23 GWh of power generated in the year ended December 31, 2015. Additionally, during the year ended December 31, 2014, excluding Las Flores (whose results of operations are consolidated with Kallpa’s), IC Power successfully completed the acquisition of six generation assets, including the consolidation of JPPC, which collectively provided IC Power with 439 MW in four countries in Latin America and the Caribbean and an additional 2,037 GWh of power generated in the year ended December 31, 2014. Although IC Power’s financial results reflect the results of each of its acquired assets for the periods subsequent to IC Power’s acquisition of such assets, the IC Power’s year-end generation figures reflected throughout this annual report reflect 100% of the generation figures of its consolidated companies at year-end, and therefore include the full-year generation figures of its acquired companies, regardless of the date of acquisition of such companies. As a result, IC Power’s increase in GWh for the years ended December 31, 2015 and 2014 reflects the contribution of its acquired companies, and also includes certain amounts generated by these companies prior to acquisition of these companies by IC Power. However, as IC Power’s financial results for the years ended December 31, 2015 and 2014, such as sales and cost of sales, reflect the financial results of these acquisitions from the date of consolidation, IC Power’s operating results for the years ended December 31, 2015 and 2014 may not be comparable to the financial results for the period to the extent of businesses acquired in the period.

As IC Power seeks to invest in additional assets through the acquisition of controlling interests in new operating assets, these factors may also affect the comparability of its operating and historical financial results in future periods.

EA Tariffs Affect IC Power’s Results in Israel Segment

In Israel, sales of IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff issued by the EA and denominated in New Israeli Shekels.

The EA operates a Time of Use tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day. Within Israel, the price of energy varies by season and demand period. For further information on Israel’s seasonality and the related EA tariffs, see “Item 4.B Business Overview—Our Businesses—IC Power—IC Power’s Industry Overview—Israel.”

The EA’s rates have affected IC Power’s revenues and income in the periods under review. EA tariffs in the period 2012 to 2014 were incrementally higher to reflect higher fuel prices in 2012, which the EA determined would be reflected in higher tariffs in 2012-2014. The revenues in IC Power’s Israel segment in 2015 were affected by the lower EA tariffs in 2015, as discussed further below. Additionally, on September 8, 2015, the EA published a final decision, which became effective on September 13, 2015, which further reduced the EA generation component tariff by approximately 12%. Average prices in 2015 were 21% lower than in 2014.

As a result of previous declines in the EA generation component tariff, OPC began to pay the ultimate floor price set forth in its supply agreement in November 2015. Therefore, the September 2015 decline and any further declines in the EA generation component tariff will not result in a corresponding decline in OPC’s natural gas expenses, and will lead to a greater decline in the sales price of OPC’s energy, revenues and, therefore, margins. For further information on the EA and the EA tariffs, see “Item 4.B Business Overview—Our Businesses—IC Power—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector—EA.”

Decisions by the EA Regarding System Management Charges

Kenon’s and IC Power’s financial statements as of December 31, 2014 and March 31, 2015 previously authorized for issuance included provisions (beginning in June 2013) by OPC for system management service charges and diesel surcharges in the aggregate amount of $70 million as of December 31, 2014 and $79 million as of March 31, 2015. In August 2015, the EA published a decision detailing the amounts that IPPs in Israel would be obligated to pay system management service charges, retroactively from June 2013.

In accordance with IFRS, Kenon adjusted its provisions as of June 30, 2015, such that the adjusted balance of the provision as of such date in Kenon’s financial statements was $38 million, resulting in a credit of $52 million to net profit attributable to Kenon’s shareholders after tax effect. Kenon was not required to revise its financial statements as of December 31, 2014 or March 31, 2015, as Kenon’s financial statements for these periods were already approved at the time of the EA’s August 2015 decision and the provisions recorded in those financial statements represented Kenon management’s best estimate of the expenditure required to settle the obligation, based on the information available at the time the financial statements were finalized.

Because IC Power reapproved its financial statements in connection with IC Power Singapore’s filing of a registration statement on Form F-1 with the SEC, with such reapproval taking place subsequently to the EA’s August 2015 publication, IC Power adjusted the previously recorded provisions, such that the adjusted balance of the provision as of December 31, 2014 and December 31, 2015 was $27 million and $47 million, respectively. This adjustment resulted in adjustments to IC Power’s income statement (a $46 million decrease in cost of sales, as well as adjustments to tax expenses and net income, in 2014, which resulted in a corresponding increase in IC Power’s Adjusted EBITDA in 2014) and in its statement of financial position as of the end of 2014. Accordingly, income statement figures in IC Power’s financials for 2014 and 2015 differ from those attributable to IC Power in Kenon’s financials for those periods.

The discussion of IC Power’s results of operations below is based on IC Power’s consolidated financial information which reflects the adjustments to provisions in 2014, and since this adjustment was made by Kenon in 2015, the results for IC Power in 2014 and 2015 for cost of sales differ from amounts set forth in Kenon’s consolidated financial statements. For the year ended December 31, 2015, IC Power’s cost of sales, as reported by Kenon, was $863 million, whereas IC Power’s cost of sales for the period, as reported by IC Power, was $909 million. For the year ended December 31, 2014, IC Power’s cost of sales, as reported by Kenon, was $983 million, whereas IC Power’s cost of sales for the period, as reported by IC Power, was $936 million.

In addition, as a result of the above, certain income statement amounts below cost of sales differ from amounts set forth in Kenon’s consolidated financial statements.

Fluctuations in Oil Prices and Currency Exchange Rates

As fuel is a significant cost for most of IC Power’s operating companies, the prices of the various fuels utilized by its operating companies (e.g., gas, diesel, or HFO) have a significant effect on IC Power’s results of operations. Many of IC Power’s PPAs, including all of OPC’s PPAs, are denominated in the applicable local currency and contain an adjustment mechanism such that prices under its PPAs will be adjusted to reflect (among other things) changes in (i) the price of oil (by reference to oil price indices), (ii) the price of the underlying fuel, (iii) the relevant producer price index and/or (iv) changes in the local currency to U.S. Dollar exchange rate. In addition, for most of IC Power’s gas and other fuel supply agreements, the price IC Power pays is subject to adjustment based on changes in oil prices (by reference to oil price indices), the price of the underlying fuel, and currency exchange rates.

These adjustments under IC Power’s PPAs and supply agreements are made on a periodic basis (e.g., monthly, quarterly or annually) and may also be subject to minimum deviation thresholds. Accordingly, although changes in oil, or other fuel, prices, inflation rates and foreign exchange rates can affect IC Power’s revenues, there is generally not a corresponding effect on its margins.

However, these adjustments do not fully hedge IC Power’s margins against changes in fuel prices and such other factors. In addition, IC Power remains subject to variations in oil, or other fuel, prices, inflation and currency exchange rates in the short- to medium-term until such adjustments are made and to the extent of variations below the threshold. Further, while a significant portion of IC Power’s sales are made pursuant to PPAs, IC Power does make sales in the spot market and is subject to spot market prices (which are influenced by changes in oil, or other fuel, prices, inflation and exchange rates), and it is also subject to changes in market rates (which are influenced by fuel prices and inflation and exchange rates) when it renews its PPAs. A significant change (even where both fuel costs and PPAs are fully indexed) in the above mentioned factors can result in an increase or decrease in IC Power’s margins.

Qoros

Set forth below is a discussion of the material factors affecting the results of operations of Qoros for the periods under review.

Qoros commenced commercial operations at the end of 2013, and, as a result, generated revenues for the first time during the fiscal year ended December 31, 2013. Qoros has incurred losses since its inception, as it invests heavily in product research and development and its commercial operations.

During 2015, Qoros debuted the Qoros 5 SUV at the Guangzhou Auto Show and launched the new 2016 model year versions of the Qoros 3 sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. During 2014, Qoros launched two vehicle models

—the Qoros 3 Hatch and the Qoros 3 City SUV. Qoros has incurred significant expenses, including financing costs, in connection with the launches of its various vehicle models, including expenses relating to the development and marketing of these vehicle models. In the years ended December 31, 2015 and 2014, Qoros incurred net losses of RMB2.5 billion and RMB2.2 billion, respectively. Qoros is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales.

Qoros remains subject to risks inherent in the establishment of a new business enterprise, including risks relating to uncertain and unpredictable revenues and possible cost overruns due to cost increases in services and supply materials. For the year ended December 31, 2015, Qoros sold approximately 14,250 cars, as compared to approximately 7,000 cars in 2014. If Qoros is unable to ramp up sales, Qoros’ operations will continue to generate net losses. Qoros’ ability to generate positive net income and cash flow from its operations will depend upon a variety of factors, many of which Qoros will be unable to control, such as the ability to sell its vehicles within its targeted price range and develop an effective dealer network. If Qoros is unable to substantially increase its sales, Qoros may not be able to generate positive net income or cash flow or achieve or sustain profitability, any of which may result in an inability to continue its commercial operations altogether.

Kenon has used a significant portion of the cash received in connection with its spin-off from IC and available amounts under the IC Credit Facility to provide financing and guarantees to Qoros, and has no obligations to provide further funding to Qoros. Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt. See “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—Qoros will require additional capital resources to meet its operating expenses.”

ZIM

On July 16, 2014, ZIM completed its financial restructuring, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7% and reduced ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to approximately $2 billion. As a result, Kenon received a 32% equity interest in ZIM upon the consummation of the spin-off.

ZIM’s results of operations for all periods prior to June 30, 2014 are reflected as discontinued in Kenon’s results of operations and ZIM’s results of operations for the six months ended December 31, 2014 and the year ended December 31, 2015 are reflected in Kenon’s share in losses of associated companies, net of tax, pursuant to the equity method of accounting.

In addition, bunker prices and freight rates are material factors which affect ZIM’s results of operations. For a discussion of bunker prices and freight rates, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Industry Update.”

Primus

In the year ended December 31, 2015, Primus did not generate material revenues from its operations.

Primus seeks to operate as a technology development company and may take equity interests in the plants which it develops. Primus seeks to generate revenues from construction management and engineering fees, technology licensing fees and production royalties, and, from plants in which Primus will have an equity interest, operating revenue from the sale of methanol and gasoline. Where Primus develops a plant for a customer, Primus intends to pass through the costs of developing the plant to the customer.

Set forth below is a discussion of the material factors affecting Primus’ results of operations for the periods under review.

Supply and Demand Pricing and Trends

The market for the manufacture, marketing and sale of methanol and gasoline and GTL technologies, is highly competitive. Sustained competition could increase the costs associated with feedstock supply, plant construction, raw materials, attracting and retaining qualified engineers, chemists and other key employees, and other operating expenses. Decreasing oil prices, or an increase in feedstock prices that significantly reduces the differential between such feedstock and oil, could also negatively affect demand for alternative fuel technologies Crude oil prices, for example, fell considerably during 2014 and 2015, and prices have continued to decline in 2016. Reductions in the price of crude oil, which increases the cost-effectiveness of petrol-fueled machines (e.g., cars, planes, etc.), may adversely impact developers of alternative fuels technologies, such as Primus. Additionally, if production capacity within the industry increases faster than the demand for alternative fuel technologies, the prices for Primus’ services or technologies could be depressed, which could negatively affect Primus’ business model, credit profile, or results of operations.

Project Development and Operational Capabilities

Primus’ financial condition and results of operations depend upon its ability to successfully commercialize its energy and gas monetization technologies. Primus expects to design and develop a number of commercial facilities in the future, if and when requested by third parties. Such developments are expected to present additional challenges to Primus’ internal processes, external construction management, working capital management, and financing capabilities, as applicable. Significant project development may result in increased expenses (e.g., financing and operating expenses) which will likely not be offset, in the short-term, by increases in revenues or net income.

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Our estimates and associated assumptions are reviewed on an ongoing basis and are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements:

•	Impairment analysis;

•	Revenue recognition;

•	Provisions for legal claims; and

•	Useful life of property, plant and equipment.

Set forth below is a discussion of impairment analyses conducted by Kenon and its subsidiaries and associated companies. For further information on the estimates, assumptions and judgments involved in our accounting policies, see Note 2 to Kenon’s financial statements included in this annual report.

Impairment Analysis

For each reporting period, Kenon examines whether there have been any events or changes in circumstances which would indicate an impairment of one or more non-monetary assets or cash generating units, or CGUs. Additionally, when there are indications of an impairment, a review is made as to whether the carrying amount of the non-monetary assets or CGUs exceeds the recoverable amount and, if so, an impairment loss is recognized. An assessment of the impairment of the goodwill is performed once a year or when signs of an impairment exist.

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

Impairment Test for IC Power

At the end of each reporting period, IC Power assesses whether there is any indication that any of the CGUs relating to IC Power’s assets may be impaired and considers, among other things, whether there are indications of any of the following:

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

As of December 31, 2013, the CGUs relating to IC Power were performing according to budget, were profitable, and none of the aforementioned indications were present, so as to suggest that the CGUs relating to IC Power may be impaired. Therefore, IC Power determined that there was no need to measure the recoverable amount of the CGUs relating to IC Power as of such date.

During 2014, a subsidiary of Inkia updated its five-year budget as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $35 million in the year ended December 31, 2014. At the end of 2015, Inkia performed an impairment test on the long-lived assets of this subsidiary to identify whether the impairment loss should be reversed or whether an additional impairment loss is required. As a result of this assessment, no reversal or additional impairment loss is required as of December 31, 2015. However, due to the sensitivity of the assumptions used, management believes that minor changes in the key assumptions may materially affect the carrying value of this subsidiary in the future.

Impairment Test of HelioFocus

Kenon recorded an impairment charge in the amount of approximately $13 million in the year ended December 31, 2014 in respect of HelioFocus’ assets, as a result of HelioFocus’ board of directors’ decision to reduce HelioFocus’ activities and maintain only a minimum number of personnel. This decision was made by HelioFocus’ board of directors in response to HelioFocus’ expectation of insufficient financing during the 2015 fiscal year. HelioFocus’ assets have been written down to $0, and HelioFocus is in the process of being wound down.

Impairment Test of Qoros

Qoros’ management performed an impairment test of certain of Qoros’ assets (primarily its PP&E and intangible assets) as of December 31, 2015, based upon Qoros’ 2014 business plan, which was updated in 2015. A discussion of the impairment test of Qoros’ assets as of December 31, 2015, including its key assumptions, is set forth below.

For the purposes of IAS 36, Qoros, which develops, manufactures and distributes passenger vehicles, has one CGU, which consists of all of Qoros’ assets. The carrying amount of the CGU’s assets (adjusted for depreciation and amortization) was approximately RMB9.2 billion as of December 31, 2015.

Qoros estimated its recoverable amount based upon the fair value of Qoros’ assets less the costs of disposal and its value in use, using the discounted cash flow method. In developing the estimates of Qoros’ future cash flows for the eight years ending December 31, 2023, including terminal value, assumptions were made relating to future sales volume and sale price, utilization capacity of Qoros’ manufacturing facility, timing and nature of investments related to the expansion of Qoros’ manufacturing facility, timing for launch of new models, inventory volumes, operating expenses, capital expenditures, availability of funding, taxes, the discount rate (based on a WACC that is consistent with WACCs used by other development stage companies in Qoros’ industry), and a terminal growth rate, in each case over the course of the remaining eight-year period upon which Qoros’ business plan is based. Assumptions in respect of Qoros’ funding include assumptions related to Qoros’ receipt of certain subsidies from local Chinese governments.

Qoros concluded that the recoverable amount of its CGU was approximately 15% higher than the carrying amount of its CGU (adjusted for depreciation and amortization), based upon the mid-point of the analysis. Therefore, no impairment was recognized in Qoros’ December 31, 2015 financial statements in respect of its CGU.

In conducting the impairment test, Qoros made a number of key assumptions which were based upon the assumptions outlined in Qoros’ business plan and, Qoros’ March 2016 approval of a new budget, including a significant increase in the volumes of cars manufactured and sold by Qoros from current levels. Qoros also assumed sufficient funding being available to it, either from its shareholders or other lenders.

Although Qoros believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to future levels of cars produced or sold by Qoros, the availability of funding and the development of Qoros’ distribution and dealer network.

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

Impairment Tests of ZIM

In connection with the completion of ZIM’s restructuring in July 2014, IC’s equity interest in ZIM (which was transferred to Kenon in connection with Kenon’s spin-off from IC) was reduced to 32%. In 2015, Kenon performed a valuation of its 32% equity investment in ZIM as of December 31, 2015 in accordance with IAS 36 and IAS 28. Kenon’s valuation of its interest in ZIM was based on a variety of valuation multiples that are applicable to ZIM’s peers in the container shipping industry, to the extent such multiples are also applicable to ZIM, including:

•	an increase to the mid-point analysis from the impairment test of ZIM conducted by Kenon as of December 31, 2014, which was based on a detailed cash flow forecast for 5 years based on ZIM’s business plan and other factors, such as bunker prices, freight rates, average TEU chartered rates and long-term growth;

•	an EBITDA multiple range of 10.5x to 11.5x to the normalized EBITDA of $170 million;

•	share prices based on comparable quoted shipping companies discounted 9% over the year ended December 31, 2015;

•	forward average enterprise value/EBITDA multiples of comparable companies; and

•	broker forecasts of the EBITDA margins for comparable peer companies for the year ended December 31, 2015, where ZIM’s performance is in the middle of the range and is expected to outperform its peers.

Kenon concluded that, as of December 31, 2015, the recoverable amount of its investment in ZIM exceeded the carrying amount and, therefore, Kenon did not recognize an impairment in its financial statements in respect of its investment in ZIM.

Additionally, as a result of current container shipping market conditions, ZIM conducted an impairment test of its operating assets as of December 31, 2015.

For the purposes of IAS 36, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. ZIM estimated its recoverable amount based upon the fair value of its assets less the costs of disposal, using the discounted cash flow method.

ZIM’s assumptions were made for a five-year period starting in 2016 and a representative year intended to reflect a long-term, steady state. The key assumptions are set forth below:

•	A detailed cash flow forecast for five years based upon ZIM’s business plan;

•	Bunker price: according to the future price curve of fuel;

•	Freight rates: a compound annual growth rate of 0.8% over the projection period, reflecting a change in cargo mix;

•	Increase in aggregate TEU shipped: a compound annual growth rate of 4.1% over the projection period, which assumes an increase in the leasing of very large container vessels in ZIM’s fleet during 2017;

•	Charter hire rates: contractual rates in effect as of December 31, 2015, and assuming anticipated market rates for renewals of charters expiring in the projection period;

•	Discount rate of 10.5%;

•	Long-term nominal growth rate of 1.5%, which is consistent with the expected industry average;

•	Capital expenditures that are less than or equal to ZIM’s expected vessel depreciation; and

•	Payment of tax at ZIM’s corporate tax rate of 25%; also assumes expected use of tax losses.

ZIM concluded that the recoverable amount of its CGU was higher than the carrying amount of the CGU, and therefore, no impairment was recognized in ZIM’s financial statements in respect of its CGU.

Although ZIM believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long bunker prices and freight rates will remain consistent with their current levels or whether they will increase or decrease by any significant degree. Freight rates may remain at depressed levels for some time, which could adversely affect ZIM’s revenue and profitability. For further information on recent trends relating to bunker prices and freight rates, see “Item 5.D Trend Information—ZIM.”

A change of 100 bps in the following assumptions will result in an increase (decrease) in the fair value of the recoverable amount as follows:

	Increase	Decrease
	By 100 bps
	(US$ million)
Discount rate	(111)	137
Terminal growth rate	100	(80)

Recent Developments

Kenon

Drawdowns under the IC Credit Facility

In January 2016, Kenon drew down $40 million under its $200 million IC Credit Facility. In April 2016, Kenon drew down the remaining $50 million available under the facility. As of the date of this annual report, the aggregate amount outstanding under the IC Credit Facility is $210 million, including interest and fees.

IC Power Singapore Reorganization

In March 2016, Kenon announced an internal restructuring pursuant to which IC Power Singapore, which was a holding company with no material assets, acquired IC Power. As a result of such transaction, IC Power Singapore is now the parent holding company of Kenon’s power generation and distribution businesses. In connection with the reorganization of IC Power Singapore, IC Power Singapore issued notes of $145 million and $75 million payable to Kenon.

Kenon had pledged 66% of the IC Power shares to secure the IC Credit Facility. In connection with the internal reorganization, this pledge over IC Power shares was released and the IC Power shares were transferred to IC Power Singapore, which pledged 66% of the transferred IC Power shares to IC. In addition, Kenon also pledged to IC 66% of the shares of IC Power Singapore and the $145 million note owing from IC Power Singapore to Kenon. The pledge over the shares of IC Power is expected to be released in connection with an IPO of IC Power Singapore. In addition, the pledge over the shares of IC Power Singapore and the $145 million note can be released upon an IPO of IC Power Singapore, subject to Kenon’s meeting of a financial ratio.

IC Power

Completion of Acquisition of Energuate

In January 2016, IC Power acquired Energuate, as well as Guatemel and RECSA, from Deorsa-Deocsa Holdings Ltd., an investment company of Actis LLP, a private equity firm. Energuate consists of two electricity distribution companies in Guatemala that provide services for approximately 1.6 million regulated customers in Guatemala (representing approximately 55% of Guatemala’s regulated distribution customers in 2014) and distribute energy approximately 100,000 km2 in Guatemala, covering approximately 12 million inhabitants. In the years ended December 31, 2015 and 2014, Energuate sold 2,304 GWh and 2,163 GWh of energy, respectively.

IC Power paid $265 million for the acquired businesses and assumed its debt of $289 million. IC Power funded the payment of the acquisition through internally generated funds and a $120 million loan facility, which it entered into in December 2015.

For further information on Energuate, see “Item 4B. Business Overview–Our Businesses—IC Power—IC Power’s Description of Operations—Distribution Operations—Energuate.”

Qoros

Funding of RMB275 million shareholder loans

In January 2016 and February 2016, Kenon contributed RMB275 million to Qoros via shareholder loans. We expect these loans, as well as additional shareholder loans from Kenon, to convert into equity in Qoros upon the satisfaction of certain conditions, including the approval of the relevant Chinese authority. Chery has also made similar shareholder loans to Qoros, which are also expected to be converted to equity.

Launch of New Business Divisions

In January 2016, the board of directors of Qoros announced two new expansion initiatives to address potential opportunities in the NEV market and the application of self-driving technologies in the field of personal transportation. Qoros has created an NEV division, which will focus on the development of efficient, cost-effective electric vehicles, and a Mobility division, which will focus on new mobility platforms and self-driving technologies.

Launch of the Qoros 5 SUV

Qoros launched the Qoros 5 SUV in March 2016, marking Qoros’ entry into the C-segment SUV market. The Qoros 5 SUV is a dynamic mid-sized SUV, designed and produced with international standards of quality, safety and performance. Qoros debuted the Qoros 5 SUV at the Guangzhou Auto Show in November 2015.

Executive Management Changes

Qoros has recently made a number of personnel changes at the executive management level and in the senior management structure. For example, Qoros’ board of directors recently appointed a new interim Chief Executive Officer. Qoros’ interim Chief Executive Officer also serves as the chairman of Qoros’ board of directors.

Ansonia’s Agreement to Invest in Qoros

On April 22, 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into an agreement to provide loans in an aggregate amount of up to $50 million to Quantum to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery’s provision of loans to Qoros in the same amount and on similar conditions. Ansonia and Wuhu Chery are each expected to initially fund approximately $25 million of these loans, with remaining amounts expected to be funded subsequently, at the discretion of Ansonia and Wuhu Chery.

The loans from Ansonia will be made directly to Quantum, which will make back-to-back on-loans in an aggregate amount of up to RMB300 million (approximately $50 million) to Qoros. Ansonia’s loans to Quantum are limited recourse to Quantum in that Quantum has no obligation to repay any amounts owed to Ansonia unless, and to the extent that, Quantum receives loan repayments from Qoros or Quantum sells all, or a portion of, its interests in Qoros. Ansonia’s loans to Quantum are non-recourse to Kenon.

Additionally, Qoros has agreed to secure Quantum’s and Wuhu Chery’s loans with a pledge of certain collateral. Quantum has agreed to assign its rights, title and interests in the collateral securing the Quantum loan to Ansonia. Qoros’ pledge of this collateral will be released upon a conversion of the shareholder loans into equity (as described below) or upon repayment.

In order to facilitate a potential investment by a third party in Qoros, Ansonia’s loans are automatically convertible into equity in Quantum in the event of a third-party financing at Qoros that meets certain conditions, unless Ansonia’s loans are to be repaid in connection with such third-party financing. The loans will be convertible into equity of Quantum at a 10% discount to the implied value of Qoros based upon the third-party financing. Upon such conversion, Kenon’s indirect interest in Qoros will be diluted. After a conversion of Ansonia’s loans into equity in Quantum, and until the third anniversary of such conversion, Ansonia will have the option to convert its equity holdings in Quantum into an equivalent value of equity holdings in Qoros, subject to the receipt of regulatory approvals, Qoros’ corporate approvals, and Chery’s and Wuhu Chery’s approvals. Prior to a conversion of Ansonia’s loans into equity in Quantum, the loans can be repaid by Quantum without penalty or premium.

In light of the investments that have been made by Kenon in Qoros, including Kenon’s back-to-back guarantees to Chery of Qoros’ indebtedness, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon will not make any loans or other investments in Qoros as part of this transaction. Instead, and to support Qoros in light of Qoros’ financing needs, Kenon has worked with its major shareholder, Ansonia, to facilitate Ansonia’s provision of loans to Qoros (through Quantum, as described above).

In light of Qoros’ financing needs, Kenon believes that the transactions described above, including Ansonia’s provision of loans of up to $50 million to Quantum to facilitate on-loans in an aggregate amount of up to RMB300 million (approximately $50 million) to Qoros, are in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, this transaction has been reviewed and approved by Kenon in accordance with its related party transaction policy.

The foregoing summary of Ansonia’s agreement to invest in Qoros is subject to, and is qualified in its entirety by, the full text of the related Loan Agreement and the Undertaking Agreement, copies of which are filed as Exhibits 4.17 and 4.18 to this annual report.

A.	Operating Results

Our consolidated/combined financial statements for the years ended December 31, 2015, 2014 and 2013 are comprised of IC Power, Primus, HelioFocus, and the results of the associated companies (Qoros, ZIM and Tower).

As set forth above, as a result of the completion of ZIM’s restructuring in July 2014, IC’s equity investment in ZIM was reduced from 99.7% to 32% and ZIM is reflected as a discontinued operation for all periods prior to June 30, 2014. ZIM’s results of operations for the six month period ended December 31, 2014, and all periods subsequent thereto, are reflected in our share in losses of associated companies, net of tax for the relevant period. Additionally, Tower’s results of operations for all periods prior to June 30, 2015 were accounted for pursuant to the equity method of accounting and were reflected in our share in losses of associated companies, net of tax. As a result of our distribution in specie of substantially all of our interest in Tower on July 23, 2015, Tower’s results of operations for all periods subsequent to June 30, 2015 are not reflected in our consolidated/combined financial statements. Finally, as a result of the completion of the sale of Petrotec in December 2014, Petrotec is reflected as a discontinued operation in our results of operations for the years ended December 31, 2014 and 2013.

Our consolidated/combined results of operations for each of the periods presented are largely impacted by IC Power, which generated net income of $53 million, $256 million and $74 million for the years ended December 31, 2015, 2014 and 2013, respectively.

IC Power uses the following segments in its consolidated financial statements: Peru, Israel, Central America (which consists of Nicaragua, Guatemala, El Salvador and Panama) and Other (which consists of Bolivia, Chile, the Dominican Republic, Jamaica, Colombia and IC Power’s associated company). These are not segments in Kenon’s consolidated financial statements (IC Power is a segment within Kenon’s consolidated financial statements). The discussion of IC Power’s sales, cost of sales and financing expenses (net) below is based on IC Powers’ segments.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Set forth below are our consolidated (for the year ended December 31, 2015) and combined carve-out (for the year ended December 31, 2014) statements of profit and loss information:

	Year Ended December 31,		% Change
	(in millions of USD)
	2015	2014[1]
Revenues from sale of electricity	$1,289	$1,372	(6)%
Cost of sales and services	(863)	(981)	12%
Depreciation	(111)	(100)	(11)%

Gross profit	$315	$291	8%
Selling, general and administrative expenses	(104)	(131)	21%
Gain from disposal of investees	—	157	*
Asset impairment	(7)	(48)	85%
Dilution gains from reduction in equity interest held in associate	33	—	*
Gain on bargain purchase	—	68	*
Other expenses	(7)	(14)	(50)%
Other income	16	51	(70)%
Gain from distribution of dividend in kind	210	—	*

Operating profit	$456	$374	22%
Financing expenses	(124)	(110)	(11)%
Financing income	13	16	(19)%

Financing expenses, net	$(111)	$(94)	(18)%
Share in losses of associated companies, net of tax	(187)	(171)	(9)%

Profit before income taxes	$158	$109	45%
Tax expenses	(62)	(103)	40%

Profit for the year from continuing operations	$96	$6	*
Income for the year from discontinued operations (after taxes)	—	471	*

Net Profit for the year	$96	$477	(80)%
Attributable to:
Kenon’s shareholders:	$73	$458	(85)%
Non-controlling interests	$23	$19	21%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
*	Indicates that the percentage change is not meaningful.

The following tables set forth summary information regarding our operating segment results for the years presented.

	Year Ended December 31, 2015
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,294	$—	$—	$(5)	$1,289
Depreciation and amortization	(119)	—	(1)	—	(120)
Asset impairment	—	—	(7)	—	(7)
Financing income	10	—	3	—	13
Financing expenses	(115)	—	(9)	—	(124)
Share in (losses) income of associated companies	—	(196)	9	—	(187)
Gain from distribution of dividend in kind	—	—	210	—	210

Income (loss) before taxes	$149	$(196)	$205	$—	$158
Income taxes	(62)	—	—	—	(62)

Income (loss) from continuing operations	$87 [4]	$(196)	$205	$—	$96

Attributable to:
Kenon’s shareholders	63	(196)	206	—	73
Non-controlling interests	24	—	(1)	—	23
Segment assets[5]	$4,069	$—	$45 [6]	$—	$4,114
Investments in associated companies	9	159	201	—	369
Segment liabilities	3,063	—	156 [7]	—	3,219

Capital expenditure	533 [8]	—	—	—	533

Adjusted EBITDA	$372 [4,9]	$—	$1 [10]	$—	$373
Percentage of consolidated revenues	100%	—	—	—	100%
Percentage of consolidated assets	91%	4%	5%	—	100%
Percentage of consolidated assets excluding associated companies	99%	—	1%	—	100%
Percentage of consolidated Adjusted EBITDA	100%	—	—	—	100%

1.	Associated company.
2.	Includes the results of Primus and HelioFocus; the results of ZIM and Tower (up to June 30, 2015), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment sales.
4.	IC Power’s net income and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2015, differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”
5.	Excludes investments in associates.
6.	Includes Kenon’s and IC Green’s assets.
7.	Includes Kenon’s and IC Green’s liabilities.
8.	Includes the additions of PP&E and intangibles based on an accrual basis.
9.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2015, see “Item 3.A Selected Financial Data.”
10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

	Year Ended December 31, 2014[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in (losses) income of associated companies	14	(175)	(10)	—	(171)

Asset impairment	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68
Income (loss) before taxes	$321	$(175)	$(37)	$—	$109
Income taxes	(99)	—	(4)	—	(103)

Income (loss) from continuing operations	$222 [5]	$(175)	$(41)	$—	$6

Attributable to:
Kenon’s shareholders	197	(175)	(34)	—	(12)
Non-controlling interests	25	—	(7)	—	18
Segment assets[6]	$3,832	$—	$837 [7]	$(785)	$3,884
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [8]	(785)	2,881

Capital expenditure[9]	593	—	12	—	605

Adjusted EBITDA	$348 [5,10]	$—	$(43)[11]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Associated company.
3.	Includes financing income from former parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014), and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus (up to June 30, 2014), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	IC Power’s net income and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”
6.	Excludes investments in associates.
7.	Includes Kenon’s and IC Green’s assets.
8.	Includes Kenon’s and IC Green’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.
10.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, see “Item 3.A Selected Financial Data.”
11.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Year Ended December 31,			Six Months Ended December 31,	Year Ended December 31,
	2015			2014	2014
	ZIM	Qoros	Tower[1]	ZIM	Qoros	Tower	Generandes[2]
	(in millions of USD)
Revenues	$2,991	$232	$462	$1,667	$138	$828	$193
Income/(Loss)	2	(392)	(1)	(72)	(350)	25	30
Other comprehensive income/(loss)	(2)	—	—	2	—	(9)	—

Total comprehensive income/(loss)	$—	$(392)	$(1)	$(70)	$(350)	$16	$30

Share of Kenon in total comprehensive income/(loss)	$—	$(196)	$—	$(23)	$(175)	$5	$12
Adjustments	10	—	(1)	10	—	13	—

Share of Kenon in total comprehensive income/(loss) presented in the books	$10	$(196)	$(1)	$(13)	$(175)	$18	$12

Dividends received	$—	$—	$—	$—	$—	$—	$12
Total assets	$1,912	$1,665	$—	$2,156	$1,810	$874	$—
Total liabilities	1,834	1,635	—	(2,077)	(1,670)	(738)	—
Book value of investment	201	159	—	191	221	14	—

1.	Reflects Tower’s results of operations up to June 30, 2015. As a result of our distribution in specie of substantially all of our interest in Tower, representing 23% of the then currently outstanding Tower shares on July 23, 2015, Tower’s results of operations for all periods subsequent to June 30, 2015 are not reflected in our consolidated financial statements.
2.	Kenon’s indirect equity interest in Generandes was sold in September 2014, in connection with IC Power’s sale of its interest in Edegel.

Revenues From Sale of Electricity

Our revenues from sales of electricity decreased by $83 million, or 6%, to $1,289 million for the year ended December 31, 2015 from $1,372 million for the year ended December 31, 2014, as a result of IC Power’s decrease in consolidated revenues, as set forth in further detail below by IC Power’s segments.

Peru Segment

Sales from IC Power’s Peru segment increased by $11 million, or 3%, to $448 million for the year ended December 31, 2015 from $437 million for the year ended December 31, 2014, principally as a result of a $15 million, or 21%, increase in Kallpa’s revenue from ancillary businesses to $88 million during 2015 from $73 million during 2014, which primarily resulted from an increase in toll tariffs during 2015. As a result of a 2% increase in the average energy price charged by Kallpa to $45 per MWh in 2015 from $44 in 2014, revenues from energy sales in 2015 and 2014 were $291 million, despite a 2% decrease in the volume of energy sold by Kallpa to 6,433 GWh of energy in 2015 from 6,559 GWh sold in 2014.
These effects were partially offset by a $4 million decrease in Kallpa’s revenue from capacity sales in 2015 to $69 million in 2015 from $73 million in 2014, primarily as a result of a 2% decrease in the volume of capacity sales to an average of 913 MW in 2015 from an average of 929 MW in 2014, which resulted from the expiration of an opportunistic short-term PPA in April 2014.

Israel Segment

Sales from IC Power’s Israel segment decreased by $87 million, or 21%, to $326 million for the year ended December 31, 2015 from $413 million for the year ended December 31, 2014, as a result of a decrease in OPC´s revenue from energy sales. This decrease in sales is largely due to a decline in the EA generation component tariff in 2015, representing an average sales price reduction in 2015 versus 2014 equivalent to 21%, as EA tariffs in the period 2012 to 2014 were incrementally higher than in previous years, reflecting higher fuel prices in 2012. This tariff forms the basis of OPC’s energy prices, so the decline in the tariff in 2015 led to a decline in sales. To a lesser degree, the decline in sales was also the result of the strengthening of the U.S. Dollar against the New Israeli Shekel, OPC’s functional currency. As a result of these factors, OPC experienced a 23% decline in the average price of the energy it sold to $80 per MWh in 2015 from $104 per MWh in 2014. In addition, the volume of energy sold by OPC in 2015 decreased slightly to 3,951 GWh in 2015 from 3,973 GWh in 2014.

OPC’s declines were partially offset by an $8 million increase in revenues due to the acquisition of AIE in August 2015.

Central America Segment

Sales from IC Power’s Central America segment increased by $29 million, or 9%, to $337 million for the year ended December 31, 2015 from $308 million for the year ended December 31, 2014, primarily as a result of IC Power’s acquisition of Puerto Quetzal in September 2014 (which generated $109 million in sales in 2015 compared to $33 million in sales in 2014 from the date of acquisition by IC Power).

This increase was partially offset by (1) a $32 million, or 24%, reduction in Nejapa’s sales, primarily as a result of a decline in realized energy prices due to a decline in HFO prices; and (2) a $14 million, or 11%, reduction in ICPNH’s sales, primarily as a result of a $24 million decline in realized energy prices due to a decline in HFO prices, which decline was partially offset by a $10 million increase in revenues as a result of higher than normal wind levels at Amayo I and II.

Other Segment

Sales from IC Power’s Other segment decreased by $36 million, or 17%, to $178 million for the year ended December 31, 2015 from $214 million for the year ended December 31, 2014, primarily as a result of (1) a $34 million, or 47%, reduction in CEPP’s sales, primarily as a result of the expiration of CEPP’s PPA in September 2014, and the consequent sale of energy at lower prices in the spot market, which resulted in a decline in sales despite an increase in energy generation; and (2) a $10 million, or 26%, reduction in Colmito’s sales, primarily as a result of a decline in Colmito’s energy sales to non-regulated customers due to lower consumption.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (excluding depreciation and amortization) decreased by $118 million, or 12%, to $863 million for the year ended December 31, 2015 from $981 million for the year ended December 31, 2014, as a result of IC Power’s decrease in cost of sales.

IC Power’s cost of sales, as reported by Kenon, decreased by 12% to $863 million for the year ended December 31, 2015 from $983 million for the year ended December 31, 2014. IC Power’s cost of sales (excluding depreciation and amortization), as reported by IC Power, decreased by 3% to $909 million for the year ended December 31, 2015 from $936 million for the year ended December 31, 2014. See “—Decisions by the EA Regarding System Management Charges” for an explanation of the difference between IC Power’s cost of sales, as reported by Kenon and as reported by IC Power, during these periods.

A description of the decrease in IC Power’s cost of sales, as reported by IC Power, is set forth in further detail below by IC Power’s segments.

Peru Segment

Cost of sales from IC Power’s Peru segment increased by $9 million, or 3%, to $279 million for the year ended December 31, 2015 from $270 million for the year ended December 31, 2014, primarily as a result of:

•	a $9 million increase in transmission charges as a result of an increase in toll tariffs during 2015; and

•	a $5 million increase in intermediation fees as a result of new PPAs signed during 2015 with distribution companies in which the profit of the PPA is shared with the distribution company.

These effects were partially offset by a $4 million decline in gas expenses as a result of a 12% decline in Kallpa’s gross energy generation, the effect of which was partially offset by an increase in the natural gas prices paid by Kallpa.

Israel Segment

Cost of sales from IC Power’s Israel segment decreased by $10 million, or 4%, to $242 million for the year ended December 31, 2015 from $252 million for the year ended December 31, 2014, primarily as a result of a $37 million decline in OPC’s energy purchases as a result of a decline in energy purchased from IEC (Israel’s system operator), to 215 Gwh in 2015 from 573 Gwh in 2014, and an increase in OPC’s net generation from 3,400 Gwh in 2014 to 3,736 Gwh in 2015. The decline in tariffs, which led to a reduction in revenues, did not result in a corresponding decrease in gas prices. For further information on this reduction, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—EA Tariffs Affect IC Power’s Results in Israel Segment.”

These effects were partially offset by a $23 million increase in system charges provision during the year ended December 31, 2015 as a result of additional charges implemented during 2015.

Central America Segment

Cost of sales from IC Power’s Central America segment increased by $5 million, or 2%, to $265 million for the year ended December 31, 2015 from $260 million for the year ended December 31, 2014, primarily as a result of IC Power’s acquisition of Puerto Quetzal in September 2014 (which incurred cost of sales of $94 million in 2015 as compared to $29 million in 2014 since the date of acquisition by IC Power).

This increase was partially offset by a $25 million, or 26%, decline in ICPNH’s cost of sales and a $34 million, or 29%, decline in Nejapa’s cost of sales, in each case primarily as a result of a decline in HFO prices.

Other Segment

Cost of sales from IC Power’s Other segment decreased by $31 million, or 20%, to $123 million for the year ended December 31, 2015 from $154 million for the year ended December 31, 2014, primarily as a result of (1) a $25 million, or 45%, decline in CEPP’s cost of sales, principally resulting from a decline in the price of fuel purchased by CEPP and (2) an $11 million, or 31%, decline in Colmito’s cost of sales, primarily due to a decline in energy purchased by Colmito in connection with lower energy prices. This decline was partially offset by IC Power’s acquisition of JPPC in May 2014 (which incurred cost of sales of $41 million in 2015 as compared to $39 million in 2014 since the date of acquisition by IC Power).

Depreciation and Amortization

Our depreciation expenses relate primarily to IC Power.

IC Power’s depreciation and amortization expenses increased by $10 million, or 10%, to $111 million in 2015 from $101 million in 2014, primarily as a result of:

•	a $4 million or 9%, increase in IC Power’s Peru segment’s depreciation expense to $49 million in 2015 from $45 million in 2014, primarily as a result of the acquisition of Las Flores in April 2014;

•	a $3 million, or 17%, increase in IC Power’s Central America segment’s depreciation expense to $21 million in 2015 from $18 million in 2014, primarily as a result of IC Power’s consolidation of ICPNH and Puerto Quetzal in March and September 2014, respectively; and

•	a $3 million, or 14%, increase in IC Power’s Other segment’s depreciation expense to $25 million in 2015 from $22 million in 2014, primarily as a result of IC Power’s consolidation of JPPC in May 2014.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our selling, general and administrative expenses decreased 21% to approximately $104 million for the year ended December 31, 2015, compared to $131 million for the year ended December 31, 2014. This decrease was primarily driven by one-time expenses that were incurred in connection with our spin-off from IC and the listing of our ordinary shares in 2014 and one-time expenses related to the adoption and implementation of Kenon’s share incentive plans in 2014.

IC Power’s general, selling and administrative expenses (excluding depreciation and amortization) increased by $2 million, or 3%, to $71 million for the year ended December 31, 2015 from $69 million for the year ended December 31, 2014, primarily as a result of:

•	the consolidation of $4 million in general, selling and administrative expenses for the year ended December 31, 2015 as a result of IC Power’s consolidation of ICPNH, Surpetroil, JPPC and Puerto Quetzal from the dates of their respective acquisitions in March 2014, March 2014, May 2014, and September 2014, respectively; and

•	a $4 million increase in IC Power’s general, selling and administrative expenses in connection with its IPO process.

These effects were partially offset by a $7 million decrease in Inkia’s legal fees as a result of the settlement of litigation relating to Crystal Power in December 2014.

Gain from Distribution of Dividend in Kind

On July 23, 2015, we completed the pro rata distribution of substantially all of our interest in Tower. We recognized a $210 million gain in the year ended December 21, 2015, which reflects the difference between the fair market value of the Tower ordinary shares held by us on the distribution date ($255 million based upon the closing price of the Tower shares on NASDAQ on the date of our distribution of such shares to our shareholders by way of a capital reduction) and the carrying amount of Tower’s shares at the time of the distribution ($45 million).

Gain from Disposal of Investees

Our gain from disposal of investees is primarily comprised of capital gains recognized from IC Power’s sale of its investment in Edegel for $413 million in the year ended December 31, 2014. We recognized approximately $110 million of net profit as a result of IC Power’s sale of its interest in Edegel ($(157) million of capital gains, which were offset by $47 million of income tax expenses for the year ended December 31, 2014.

Gain on Bargain Purchase

We did not generate any gain on bargain purchase in 2015.

We generated $68 million in gain on bargain purchase during the year ended December 31, 2014, reflecting IC Power’s acquisition of:

•	ICPNH in March 2014, which resulted in IC Power’s recognition of a gain of $24 million;

•	the 84% of the outstanding equity of JPPC which IC Power did not previously own, in May 2014, resulting in IC Power’s recognition of a gain of $24 million; and

•	Puerto Quetzal in September 2014, which resulted in IC Power’s recognition of a gain of $20 million.

Asset Impairment

Our $7 million asset impairment in 2015 is primarily due to IC Green writing-off its goodwill in Primus in the amount of $6 million.

Our $48 million asset impairment in 2014 is comprised of (i) an approximately $35 million impairment charge in respect of Inkia’s impairment of one if its subsidiaries and (ii) an approximately $13 million impairment charge in respect of HelioFocus’ assets. For further information, see “—Critical Accounting Policies and Significant Estimates—Impairment Analysis—Impairment Test for IC Power” and “—Critical Accounting Policies and Significant Estimates—Impairment Analysis—Impairment Test of HelioFocus,” respectively.

Other Expenses

Our other expenses decreased to approximately $7 million for the year ended December 31, 2015, compared to approximately $14 million for the year ended December 31, 2014.

In 2015, our “other expenses” consisted primarily of:

•	$4 million related to the loss on sale of property, plant and equipment, net; and

•	a $1 million provision for contingencies.

In 2014, our “other expenses” consisted primarily of:

•	$8 million related to the loss on sale of property, plant and equipment, net; and

•	$2 million related to a net loss on sale of spare parts.

Other Income

Our other income decreased significantly to approximately $16 million for the year ended December 31, 2015, compared to approximately $51 million for the year ended December 31, 2014.

In 2015, our “other income” consisted primarily of:

•	$7 million related to insurance claims, primarily related to Amayo II’s claims in respect of three wind turbines, which were damaged in December 2014; and

•	$4 million in dividend income from Edegel; and

•	$5 million in other income.

In 2014, our “other income” consisted primarily of:

•	$18 million in dividend income from Edegel;

•	$20 million resulting from changes in Kenon’s interests in Tower as a result of an increase in Tower’s outstanding share capital due to the conversion and exercise of certain of Tower’s outstanding convertible bonds, options and warrants. As a result of Tower’s issuance of shares in connection with such conversions and exercises, our interest in Tower declined from approximately 32% as of December 31, 2013 to approximately 29% as of December 31, 2014, resulting in our recognition of a $20 million dilution gain, which was determined by calculating the difference between the carrying amounts of our investment in Tower immediately before and after the relevant share issuances; and

•	$7 million related to insurance claims, primarily related to Amayo II’s claims in respect of three wind turbines, which were damaged in December 2014.

Financing Expenses, Net

Our financing expenses, net increased 18% to $111 million for the year ended December 31, 2015, compared to $94 million for the year ended December 31, 2014. This increase was primarily driven by IC Power’s financing expenses, net, which declined by $15 million, or 13%, to $104 million for 2015 from $119 million for 2014, as set forth in further detail below by segment.

Peru Segment

Financing expenses, net, from IC Power’s Peru segment increased by $8 million, or 24%, to $42 million for the year ended December 31, 2015 from $34 million for the year ended December 31, 2014, primarily as a result of an $11 million increase in foreign exchange rate losses as a result of the strengthening of the U.S. dollar against the Peruvian Sol during 2015. This increase was partially offset by a $3 million decline in interest expense from bank and others primarily as a result of the lower outstanding debt amount during 2015.

Israel Segment

Financing expenses, net, from IC Power’s Israel segment declined by $7 million, or 23%, to $23 million for the year ended December 31, 2015 from $30 million for the year ended December 31, 2014, primarily as a result of a decrease in OPC’s interest expense due to a 0.9% CPI decrease, which was partially offset by the strengthening of the U.S. Dollar against the New Israeli Shekel, OPC’s functional currency.

Central America Segment

Financing expenses, net, from IC Power’s Central America segment increased by $2 million, or 25%, to $10 million for the year ended December 31, 2015 from $8 million for the year ended December 31, 2014, as a result of the increase of interest expense of $2 million resulting from IC Power’s acquisitions of ICPNH and Puerto Quetzal in March and September 2014, respectively.

Other Segment

Financing expenses, net, from IC Power’s Other segment declined by $17 million, or 37%, to $29 million for the year ended December 31, 2015 from $46 million for the year ended December 31, 2014, primarily as a result of (1) the recognition of $13 million in finance expenses for the year ended December 31, 2014, as a result of repaying $95 million of capital notes to IC, reflecting the difference between the nominal value of the capital notes ($95 million) and the book value of the capital notes ($82 million) and (2) a $7 million decrease in interest expense during the year ended December 31, 2015 due to IC Power’s repayment of $263 million of debt owed to IC, our former parent, during May and June 2014. These effects were partially offset by a $3 million increase in interest expense during the year ended December 31, 2015, primarily as a result of the drawing of ICPI’s mezzanine loan in June 2014.

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in losses of associated companies, net of tax increased by 9% to approximately $(187) million for the year ended December 31, 2015, compared to approximately $(171) million for the year ended December 31, 2014. Set forth below is a discussion of income/loss for our material associated companies and the share in income (losses) of associated companies, net of tax.

Qoros

Our share in Qoros’ comprehensive loss increased to approximately $196 million for the year ended December 31, 2015, compared to losses of approximately $175 million for the year ended December 31, 2014. As we have a 50% equity interest in Qoros, we recognize 50% of the net loss of Qoros in 2015 (RMB2,475 million) and 2014 (RMB2,154 million). A discussion of Qoros’ results of operations (on a 100% basis; Kenon’s share is 50%) for 2015 and 2014 is set forth below. Qoros’ results of operation for 2015 and 2014 reflect the fact that Qoros is an early stage automobile manufacturer. Accordingly, Qoros has incurred significant expenses, including expenses relating to the launch of new models, but has not achieved significant revenues.

Qoros had revenues of RMB1,459 million in 2015 compared to revenues of RMB865 million in 2014, representing an increase of 69%. Qoros’ increased revenues in 2015 reflect a 104% increase in vehicle sales from approximately 7,000 cars in 2014 to approximately 14,250 cars in 2015.

Qoros’ cost of sales were RMB1,713 million in 2015 compared to RMB1,019 million in 2014, representing a 68% increase. The increase in cost of sales is due to an increase in the number of vehicles sold in 2015.

Qoros had research and development expenses of RMB278 million in 2015 compared to RMB264 million in 2014, representing an increase of 5%. Research and development expenses in 2015 reflected research and development activities conducted in connection with the launch of the Qoros 5 SUV, whereas such expenses in 2014 reflected research and development activities conducted for the Qoros 3 Sedan.

Qoros had selling and distribution expenses of RMB820 million in 2015 compared to RMB927 million in 2014, representing a decrease of 12%. The decrease reflects a reduction in advertising and consulting expenses due to changes in Qoros’ 2015 marketing and sales strategy and cost cutting efforts. This decrease was partially offset by an increase in Qoros’ marketing and promotion expenses.

Qoros had administration expenses of RMB740 million in 2015 compared to RMB592 million in 2014.

As a result of the foregoing, Qoros had a loss from operation of RMB2,129 million in 2015 compared to RMB1,962 million in 2014.

Qoros had finance costs of RMB359 million in 2015 compared to finance costs of RMB217 million in 2014, representing a 65% increase. The increase was due in part to an increase in amounts outstanding under short term and long term loans, including shareholder loans, in 2015 as compared to 2014, with total loans and borrowings (including current loans) of RMB7,489 million as of December 31, 2015 as compared to loans and borrowings of RMB7,303 million as of December 31, 2014. Exchange rate effects also contributed to the increase in finance costs.

As a result of the foregoing, Qoros reported a loss for the year of RMB2.5 billion for the year ended December 31, 2015, compared to RMB2.2 billion for the year ended December 31, 2014.

ZIM

Our share in ZIM’s income for the year ended December 31, 2015 was approximately $2 million. Set forth below is a summary of ZIM’s results during the relevant periods:

Year Ended December 31, 2015
(in millions of USD)
Sales	$2,991
Cost of sales	2,775
Gross profit	216
Operating profit	98
Profit before taxes on income	5
Taxes on income	2
Profit after taxes on income	7

Profit for the period	$7

Our share in ZIM’s loss was approximately $13 million for the six months ended December 31, 2014, the period in which Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting.

In the year ended December 31, 2015, ZIM carried approximately 2,308,000 TEUs, as compared to approximately 2,360,000 TEUs in the year ended December 31, 2014, reflecting a 2.3% decrease compared to the year ended December 31, 2014. The slight decrease in carried quantities was primarily due to the closure of the line from Asia to Northern Europe during the second quarter of 2014. In the year ended December 31, 2015, ZIM’s revenues were approximately $3.0 billion, as compared to approximately $3.4 billion in the year ended December 31, 2014, reflecting a 12.2% decrease, due to reduced freight rates and a slight decrease in carried quantities. The reduction in revenues was offset by a reduction in cost of voyages and related services, which decreased by 15.3% to $2.8 billion in the year ended December 31, 2015, as compared to $3.3 billion in the year ended December 31, 2014, primarily due to a decrease in bunker prices, as well as a decrease in cargo handling expenses.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tower

Our share in Tower’s comprehensive income (loss) for the period in 2015 prior to June 30, 2015, during which period Kenon accounted for Tower’s results of operations pursuant to the equity method of accounting, was approximately $(1) million.

Our share in Tower’s comprehensive income for the year ended December 31, 2014 was approximately $18 million.

Generandes

We did not record any comprehensive income for the year ended December 31, 2015 from Generandes, as IC Power sold its equity interest in Generandes during 2014.

Our share in Generandes’ comprehensive income for the year ended December 31, 2014 was approximately $12 million.

Tax Expenses

Our tax expenses decreased 40% to approximately $62 million for the year ended December 31, 2015, compared to approximately $103 million for the year ended December 31, 2014. This decrease was primarily driven by a decrease in our effective tax rate to 39% in 2015 from 95% in 2014, due to an increase in non-taxable gains to $243 million in 2015, as compared to $69 million in 2014, offset by $47 million income tax expense on the sale of IC Power’s interest in Edegel for $413 million in 2014.

Income (Loss) For the Year From Discontinued Operations (After Taxes)

We did not generate any income (loss) for the year ended December 31, 2015 from discontinued operations (after taxes).

Our income (loss) for the year ended December 31, 2014 from discontinued operations (after taxes) is comprised of (i) ZIM’s results of operations for the six months ended June 30, 2014 and (ii) Petrotec’s results of operations for the year ended December 31, 2014. Our income for the year from discontinued operations (after taxes) was approximately $471 million for the year ended December 31, 2014, primarily as a result of (i) ZIM’s results of operations during the six months ended June 30, 2014, the period in which Kenon accounted for ZIM as a discontinued operation in the amount of $480 million of net income from the realization of discontinued operations in the amount of $609 million and (ii) the net results of Petrotec as a discontinued operation in the amount of $(9) million.

Profit For the Year

As a result of the above, our profit for the year amounted to $96 million for the year ended December 31, 2015, compared to a profit of $477 million for the year ended December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Set forth below are our combined carve-out statements of profit and loss information for the years ended December 31, 2014 and 2013:

	Year Ended December 31,		% Change
	(in millions of USD)
	2014[1,2]	2013[1,2]
Revenues from sale of electricity	$1,372	$873	57%
Cost of sales and services	(981)	(594)	65%
Depreciation and amortization	(100)	(70)	43%

Gross profit	$291	$209	39%
Selling, general and administrative expenses	(131)	(73)	80%
Gain from disposal of investees	157	—	*
Asset impairment	(48)	—	*
Gain on bargain purchase	68	1	*
Other expenses	(14)	(5)	*
Other income	51	5	*

Operating profit	$374	$137	*
Financing expenses	(110)	(69)	(59)%
Financing income	16	5	*

Financing expenses, net	$94	$64	(47)%
Share in losses of associated companies, net of tax	(171)	(127)	(35)%

Profit/(Loss) before income taxes	$109	$(54)	*
Tax expenses	(103)	(49)	*

Profit /(Loss) for the year from continuing operations	$6	$(103)	*
Income (loss) for the year from discontinued operations (after taxes)	471	(513)	*

Profit /(Loss) for the year	$477	$(616)	*
Attributable to:
Kenon’s shareholders:	$458	$(631)	*
Non-controlling interests	$19	$15	27%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Results during these period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 27 to our financial statements included in this annual report.
*	Indicates that the percentage change is not meaningful.

The following tables set forth summary information regarding our operating segment results for the years presented.

	Year Ended December 31, 2014[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in (losses) income of associated companies	14	(175)	(10)	—	(171)
Asset impairment	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68

Income (loss) before taxes	$321	$(175)	$(37)	$—	$109
Income taxes	(99)	—	(4)	—	(103)

Income (loss) from continuing operations	$222 [5]	$(175)	$(41)	$—	$6

Attributable to:
Kenon’s shareholders	197	(175)	(34)	—	(12)
Non-controlling interests	25	—	(7)	—	18
Segment assets[6]	$3,832	$—	$837 [7]	$(785)	$3,884
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [8]	(785)	2,881
Capital expenditure[9]	593	—	12	—	605
Adjusted EBITDA	$348 [5,10]	$—	$(43)[11]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Associated company.
3.	Includes financing income from former parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014) and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus (up to June 30, 2014), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
4.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.

IC Power’s net income and Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, differ from the amounts reported by IC Power for the same period as a result of the adjustment of certain provisions at IC Power, which were adjusted in IC

Power’s 2014 financial statements, but were adjusted in 2015 for Kenon. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Decisions by the EA Regarding System Management Charges.”
6.	Excludes investments in associates.
7.	Includes Kenon’s and IC Green’s assets.
8.	Includes Kenon’s and IC Green’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.
10.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, see “Item 3.A Selected Financial Data.”
11.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

	Year Ended December 31, 2013[1,2]
	IC Power	Qoros[3]	Other[4]	Adjustments[5]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$866	$—	$—	$7	$873
Depreciation and amortization	(75)	—	(5)	—	(80)
Financing income	5	—	32	(32)	5
Financing expenses	(86)	—	(15)	32	(69)
Share in (losses) income of associated companies	32	(127)	(32)	—	(127)

Income (loss) before taxes	$123	$(127)	$(50)	$—	$(54)
Income taxes	49	—	—	—	49

Income (loss) from continuing operations	$74	$(127)	$(50)	$—	$(103)

Attributable to:
Kenon’s shareholders	61	(127)	(48)	—	(114)
Non-controlling interests	13	—	(2)	—	11
Segment assets6	$2,749	$—	$3,832 [7]	$(1,136)	$5,444
Investments in associated companies	286	226	28	—	540
Segment liabilities	2,237	—	3,933 [8]	(1,136)	5,033
Capital expenditure	351 [9]	—	—	—	351
Adjusted EBITDA	$247 [10]	$—	$(30)[11]	$—	$217
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	51%	—	65%	(16)%	100%
Percentage of combined assets excluding associated companies	50%	—	70%	(21)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

1.	During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
2.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our financial statements included in this annual report.
3.	Associated company.
4.	Includes financing income from former parent company loans to Kenon’s subsidiaries; the results of Primus and ZIM; the results of Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
5.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
6.	Excludes investments in associates.
7.	Includes Kenon’s, IC Green’s and ZIM’s assets.
8.	Includes Kenon’s, IC Green’s and ZIM’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.

10.	For a reconciliation of IC Power’s net income, as reported by IC Power, to its Adjusted EBITDA, as reported by IC Power, see “Item 3.A Selected Financial Data – Information on Business Segments – IC Power.”
11.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Six Months Ended December 31,	Year Ended December 31,
	2014	2014			2013
	ZIM	Qoros	Tower	Generandes[1]	Qoros	Tower	Generandes
	(in millions of USD)
Revenues	$1,667	$138	$828	$193	$2	$505	$513
Income/(Loss)	(72)	(350)	25	30	(255)	(109)	(86)
Other comprehensive income/(loss)	2	—	(9)	—	22	(13)	—

Total comprehensive income/(loss)	$(70)	$(350)	$16	$30	$(233)	$(122)	$86

Share of Kenon in total comprehensive income/(loss)	$(23)	$(175)	$5	$12	$(127)	$(39)	$33
Adjustments	10	—	13	—	—	8	(3)

Share of Kenon in total comprehensive income/(loss) presented in the books	$(13)	$(175)	$18	$12	$(127)	$(31)	$30

Dividends received	—	—	—	12	—	—	26
Total assets	$2,156	$1,810	$874	$—	$1,531	$694	$1,653
Total liabilities	(2,077)	(1,670)	(738)	—	(1,127)	(632)	(710)
Book value of investment	191	221	14	—	226	—	276

1.	Kenon’s indirect equity interest in Generandes was sold in September 2014, in connection with IC Power’s sale of its interest in Edegel.

Revenues From Sale of Electricity

Our revenues from sale of electricity increased 57% to approximately $1,372 million for the year ended December 31, 2014, compared to approximately $873 million in revenues for the year ended December 31, 2013, as a result of an increase in IC Power’s consolidated revenues. This increase was primarily driven by (1) the acquisition of the Las Flores plant in 2013 in IC Power’s Peru segment, (2) the first full year of operations of OPC in IC Power’s Israel segment, and (3) IC Power’s acquisition of various businesses during 2014, as set forth in further detail below by IC Power’s segments.

Peru Segment

Sales from IC Power’s Peru segment increased by $43 million, or 11%, to $437 million for the year ended December 31, 2014 from $394 million for the year ended December 31, 2013, primarily as a result of:

•	a $24 million, or 9%, increase in Kallpa’s revenue from energy sales to $291 million in 2014 from $267 million during 2013, primarily as a result of a $9 million, or 3%, increase in revenue resulting from an increase in the volume of energy sales by Kallpa to 6,559 GWh in 2014 from 6,352 GWh in 2013 and a $13 million, or 5%, increase in revenue resulting from an increase in Kallpa’s average energy price to $44 per MWh in 2014 from $42 per MWh in 2013, principally due to the commencement of service under certain PPAs with distribution companies which provided for the sale of energy at higher prices, and included a pass-through of the cost of the primary toll system tariff which was imposed on generators in Chilca as of January 1, 2014 in connection with the completion of a gas pipeline constructed by Gas Natural de Lima y Callao S.A., or Calidda, which has a concession to distribute gas from Chilca to Lima, and within Lima;

•	a $10 million, or 18%, increase in Kallpa’s revenue from ancillary services (principally transmission tolls that are passed through to Kallpa’s customers) as a result of a 19% increase in the primary toll system tariff during 2014; and

•	a $5 million, or 7%, increase in Kallpa’s revenue from capacity sales to $73 million during 2014 from $68 million during 2013, primarily as a result of a 6% increase in revenue resulting from an increase in the volume of capacity sales to an average of 929 MW in 2014 from an average of 880 MW in 2013, which was principally due to IC Power’s acquisition of the Las Flores plant in April 2014.

Israel Segment

Sales from IC Power’s Israel segment increased by $226 million, or 121%, to $413 million for the year ended December 31, 2014 from $187 million for the year ended December 31, 2013, primarily as a result of the first full year of operations of OPC, which commenced commercial operations in July 2013. OPC’s revenue from energy sales increased by $225 million, or 120%, to $412 million for the year ended December 31, 2014, from $187 million for the year ended December 31, 2013, principally as a result of a $225 million, or 119%, increase in revenue resulting from an increase in the volume of energy sold to 3,973 GWh in 2014 from 1,813 GWh in 2013, which reflects a full year of commercial operations of OPC’s plant during 2014 and an increase in the average price of energy sold to $104 per GWh in 2014 from $103 per GWh in 2013.

Central America Segment

Sales from IC Power’s Central America segment increased by $161 million, or 110%, to $308 million for the year ended December 31, 2014 from $147 million for the year ended December 31, 2013, primarily as a result of IC Power’s acquisition of ICPNH (which generated sales of $125 million since IC Power’s acquisition of it in March 2014) and Puerto Quetzal (which generated sales of $33 million since IC Power’s acquisition of it in September 2014).

Other Segment

Sales from IC Power’s Other segment increased by $69 million, or 48%, to $214 million for the year ended December 31, 2014 from $145 million for the year ended December 31,2013 primarily as a result of IC Power’s acquisition of JPPC (which generated sales of $41 million since IC Power’s acquisition of it in May 2014), Colmito (which generated sales of $38 million in 2014, as compared to $1 million in 2013 from the date of its acquisition by IC Power) and Surpetroil (which generated sales of $9 million since IC Power’s acquisition of it in March 2014). These effects were partially offset by a $19 million, or 21%, reduction in CEPP’s revenues to $73 million for the year ended December 31, 2014 from $92 million for the year ended December 31, 2013, primarily as a result of the expiration of its PPA in September 2014 and a change in CEPP’s position in the dispatch order as a result of the entry of an additional, more efficient power plant in the Dominican Republic.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales and services (excluding depreciation and amortization) increased 65% to approximately $981 million for the year ended December 31, 2014, compared to $594 million for the year ended December 31, 2013, as a result of the increase in IC Power’s costs of sales.

IC Power’s cost of sales, as reported by Kenon, increased by 65% to $983 million for the year ended December 31, 2014, as reported by IC Power, from $594 million for the year ended December 31, 2013. IC Power’s cost of sales (which excludes depreciation and amortization) increased 58% to $936 million for the year ended December 31, 2014, compared to $594 million for the year ended December 31, 2013. This increase was primarily driven by (1) the imposition of certain tariffs in Peru as of January 1, 2014 in IC Power’s Peru segment, (2) the first full year of operations of OPC in IC Power’s Israel segment and (3) IC Power’s acquisition of various businesses during 2014, as set forth in further detail below by IC Power’s segments.

See “—Decisions by the EA Regarding System Management Charges” for an explanation of the difference between IC Power’s cost of sales, as reported by Kenon and as reported by IC Power, during the year ended December 31, 2014.

A description of the decrease in IC Power’s cost of sales, as reported by IC Power, is set forth in further detail below by IC Power’s segments.

Peru Segment

Cost of sales from IC Power’s Peru segment increased by $31 million, or 13%, to $270 million for the year ended December 31, 2014 from $239 million for the year ended December 31, 2013 primarily as a result of:

•	a $27 million, or 24%, increase in Kallpa’s gas and gas transportation and distribution costs to $139 million in 2014 from $112 million in 2013, as a result of (1) the commencement of Calidda’s gas distribution services, which increased Kallpa’s gas costs by $18 million and (2) a $9 million increase in Kallpa’s natural gas costs primarily as a result of an 8% increase in gross energy generated by Kallpa to 5,920 GWh in 2014 from 5,459 GWh in 2013 (as a result of our acquisition of Las Flores in April 2014);

•	a $13 million, or 20%, increase in Kallpa’s transmission costs to $77 million in 2014 from $64 million in 2013, as a result of a 19% increase in the primary toll system tariff; and

•	a $9 million, or 22%, decrease in Kallpa’s cost for purchases of energy and capacity as a result of an 8% increase in energy generated by Kallpa to 5,920 GWh in 2014 from 5,459 GWh in 2013, which resulted in a reduction in Kallpa’s spot market purchases, which partially offset the above-described increases.

Israel Segment

Cost of sales from IC Power’s Israel segment increased by $113 million, or 81%, to $252 million for the year ended December 31, 2014 from $139 million for the year ended December 31, 2013 primarily as a result of an increase in the gross energy generated by OPC to 3,465 GWh in 2014 from 1,357 GWh in 2013, reflecting a full year of commercial operations of this plant during 2014, as compared to approximately six months of commercial operations of this plant in 2013 following its COD in July 2013.

Central America Segment

Cost of sales from IC Power’s Central America segment increased by $133 million, or 105%, to $260 million for the year ended December 31, 2014 from $127 million for the year ended December 31, 2013 primarily as a result of:

•	IC Power’s acquisition of ICPNH (which incurred cost of sales of $98 million since our acquisition of it in March 2014) and Puerto Quetzal (which incurred cost of sales of $29 million since our acquisition of it in September 2014). The consolidation of these entities increased IC Power’s cost of sales as follows: (1) IC Power’s fuel and lubricants costs increased by $98 million; (b) IC Power’s purchases of energy and capacity increased by $12 million; (c) IC Power’s maintenance expenses increased by $8 million; and (d) IC Power’s personnel expenses increased by $4 million;

•	an $11 million, or 30%, increase in energy purchased by Nejapa, primarily as a result of an increase in sales in 2014, despite a lower amount of energy generated by Nejapa, which reduction was due to an increase in low cost energy purchased by the electricity system in El Salvador from other SIEPAC countries, primarily Guatemala; and

•	a $12 million, or 17%, decrease in Nejapa’s fuel costs as a result of the reduction of its generation activities, which partially offset the increases above.

Other Segment

Cost of sales from IC Power’s Other segment increased by $65 million, or 73%, to $154 million for the year ended December 31, 2014 from $89 million for the year ended December 31, 2013 primarily as a result of:

•	IC Power’s acquisition of JPPC (which incurred cost of sales of $40 million since our acquisition of it in May 2014) and Surpetroil (which incurred cost of sales of $2 million since our acquisition of it in March 2014). The consolidation of these entities increased IC Power’s cost of sales as follows: (a) IC Power’s fuel, gas and lubricants costs increased by $34 million; (b) IC Power’s maintenance expenses increased by $3 million and (c) IC Power’s personnel expenses increased by $2 million;

•	a $36 million increase in IC Power’s cost of sales as a result of our acquisition of Colmito, which IC Power acquired in October 2013, primarily as a result of the $32 million energy and capacity purchases made by Colmito to supply its PPA with ENAP Refinerías S.A., which commenced in January 2014; and

•	a $17 million, or 33%, decline in CEPP’s fuel costs in connection with a 29% decrease in CEPP’s gross generation to 242 GWh in 2014 from 339 GWh in 2013 primarily as a result of a change in CEPP’s position in the dispatch order as a result of the entry of an additional, more efficient power plant, which partially offset the above-described increases.

Depreciation and Amortization

Our depreciation expenses relate primarily to IC Power.

IC Power’s depreciation and amortization expenses increased by $30 million, or 43%, to $100 million in 2014 from $70 million in 2013, primarily as a result of the increase in IC Power’s depreciable property, plant and equipment as a result of depreciation expenses related to (1) a full year of commercial operations of OPC during 2014, as compared to approximately six months of commercial operations of this plant following its COD in July 2013, which increased OPC’s depreciation from $12 million in 2013 to $25 million in 2014, (2) the acquisitions of ICPNH, Surpetroil, JPPC and Puerto Quetzal, which contributed $12 million to IC Power’s consolidated depreciation in 2014 and (3) the acquisition of Las Flores in April 2014, which increased Kallpa’s depreciation expense by $5 million from $40 million in 2013 to $45 million in 2014.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our selling, general and administrative expenses increased 80% to $131 million for the year ended December 31, 2014, compared to approximately $73 million for the year ended December 31, 2013. This increase was primarily driven by an increase in Kenon’s and IC Power’s administrative expenses during the period, for the reasons discussed below.

Kenon’s administrative expenses increased to approximately $38 million for the year ended December 31, 2014, from approximately $14 million for the year ended December 31, 2013. This increase was primarily driven by expenses incurred in connection with our spin-off from IC and the listing of our ordinary shares, as well as expenses related to the adoption and implementation of Kenon’s share incentive plans.

IC Power’s general, selling and administrative expenses increased by $27 million, or 66%, to $68 million for 2014 from $41 million for 2013. This increase was primarily driven by (1) the consolidation of general, selling and administrative expenses in an aggregate amount of $9 million as a result of IC Power’s consolidation of ICPNH, Surpetroil, JPPC and Puerto Quetzal from the dates of their respective acquisitions in March 2014, March 2014, May 2014 and September 2014; (2) an $8 million increase in legal fees to $11 million from $3 million, primarily due to a $7 million increase in Inkia’s legal fees as a result of litigation relating to Crystal Power, which was settled in December 2014; (3) a $3 million increase in OPC’s general, selling and administrative expenses to $8 million in 2014 from $5 million in 2013 as a result of the commencement of OPC’s commercial operations in July 2013 (certain of OPC’s general, selling and administrative expenses were capitalized prior to the beginning of OPC’s commercial operations in July 2013); and (4) a $2 million increase in amortization expenses as a result of the purchase price allocation adjustments made in connection with our acquisitions of ICPNH, Surpetroil, JPPC and Puerto Quetzal.

Gain from Disposal of Investees

Our gain from disposal of investees is primarily comprised of capital gains recognized from IC Power’s sale of its investment in Edegel for $413 million in 2014. We recognized a gain of $157 million in connection with such sale in 2014.

Asset Impairment

Our $48 million asset impairment in 2014 is comprised of (i) an approximately $35 million impairment charge in respect of Inkia’s impairment of one if its subsidiaries and (ii) an approximately $13 million impairment charge in respect of HelioFocus’ assets. For further information, see “—Critical Accounting Policies and Significant Estimates—Impairment Analysis—Impairment Test for IC Power” and “—Critical Accounting Policies and Significant Estimates—Impairment Analysis—Impairment Test of HelioFocus,” respectively.

Gain on Bargain Purchase

Our gain on bargain purchase increased significantly to approximately $68 million for the year ended December 31, 2014, compared to approximately $1 million for the year ended December 31, 2013. This increase was driven by the negative goodwill generated in connection with IC Power’s acquisition of:

•	ICPNH in March 2014, which resulted in IC Power’s recognition of a gain of $24 million;

•	the outstanding stake in JPPC in May 2014, which resulted in IC Power’s recognition of a gain of $24 million; and

•	Puerto Quetzal in September 2014, which resulted in IC Power’s recognition of a gain of $20 million.

Other Expenses

Our other expenses increased significantly to approximately $14 million for the year ended December 31, 2014, compared to approximately $5 million for the year ended December 31, 2014. This increase was primarily driven by a $7 million charge as a result of IC Power’s retirement of certain of Amayo II’s assets.

Other Income

Our other income increased significantly to approximately $51 million for the year ended December 31, 2014, compared to approximately $5 million for the year ended December 31, 2013. In 2014, our “other income” consisted primarily of:

•	$18 million in dividend income from Edegel;

•	$20 million resulting from changes in Kenon’s interests in Tower as a result of an increase in Tower’s outstanding share capital due to the conversion and exercise of certain of Tower’s outstanding convertible bonds, options and warrants. As a result of Tower’s issuance of shares in connection with such conversions and exercises, our interest in Tower declined from approximately 32% as of December 31, 2013 to approximately 28% as of December 31, 2014, resulting in our recognition of a $20 million dilution gain, which was determined by calculating the difference between the carrying amounts of our investment in Tower immediately before and after the relevant share issuances; and

•	$7 million related to insurance claims, primarily related to Amayo II’s claims in respect of three wind turbines, which were damaged in December 2014.

In 2013, our “other income” consisted of (i) $4 million of non-operating income and (ii) $1 million of dividends received from JPPC.

Financing Expenses, Net

Our financing expenses, net, increased 47% to $94 million for the year ended December 31, 2014, compared to $64 million for the year ended December 31, 2013. This increase was primarily driven by an increase in IC Power’s net finance expenses, as set forth in further detail below by IC Power’s segments.

Peru Segment

Financing expenses, net from IC Power’s Peru segment were $34 million in both 2013 and 2014, reflecting a $3 million increase in interest expense from banks and others to $33 million, primarily as a result of interest expenses relating to Las Flores’ leases (accrued since IC Power’s acquisition of Las Flores in April 2014). This increase was partially offset by a $4 million decline in foreign currency loss due to the depreciation of the Peruvian Sol against the U.S. Dollar during 2014.

Israel Segment

Financing expenses, net, from IC Power’s Israel segment increased by $8 million, or 36%, to $30 million for the year ended December 31, 2014 from $22 million for the year ended December 31, 2013, primarily as a result of a $5 million increase in OPC´s interest expense from banks and others to $22 million in 2014 from $17 million in 2013. Prior to OPC’s COD in July 2013, OPC’s interest expense was capitalized.

Central America Segment

Financing expenses, net, from IC Power’s Central America segment increased by $8 million, to $8 million for the year ended December 31, 2014, primarily as a result of the recognition of $7 million of interest expense relating to ICPNH’s debt, as a result of IC Power’s acquisition of ICPNH in March 2014.

Other Segment

Financing expenses, net, from IC Power’s Other segment increased by $23 million to $46 million for the year ended December 31, 2014 from $23 million for the year ended December 31, 2013 primarily as a result of: (1) the recognition of $13 million in finance expenses as a result of repaying $95 million of capital notes to IC, reflecting the difference between the nominal value of the capital notes ($95 million) and the book value of the capital notes ($82 million); (2) a $9 million increase in Inkia’s interest expense from banks and others to $21 million in 2014 from $12 million in 2013, primarily as a result of IC Power’s incurrence of a full year of interest expense in respect of Inkia’s incremental $150 million senior notes, which were issued in September 2013, and interest expense relating to Inkia’s $125 million credit facility (which was entered into in December 2013 and fully paid in August 2014); (3) a $3 million increase in interest expense in respect of ICPI’s NIS 350 million ($93 million) mezzanine financing agreement, which ICPI entered into in June 2014; and (4) a $2 million increase in Colmito’s interest expense from banks and others, primarily as a result of Colmito’s incurrence of additional debt in February 2014. These effects were partially offset by a $4 million decrease in interest expense on loans from IC Power’s parent company to $7 million for the year ended December 31, 2014 from $11 million for the year ended December 31, 2013, as a result of IC Power’s repayment of the full outstanding amount of the loans owed to IC during May and June 2014.

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

Qoros

Our share in Qoros’ comprehensive loss increased to approximately $175 million for the year ended December 31, 2014, compared to losses of approximately $127 million for the year ended December 31, 2013. As we have a 50% equity interest in Qoros, we recognize 50% of the net loss of Qoros in 2014 (RMB2,154 million) and 2013 (RMB1,557 million). A discussion of Qoros’ results of operations (on a 100% basis; Kenon’s share is 50%) for 2014 and 2013 is set forth below. Qoros’ results of operation for 2014 and 2013 reflect the fact that Qoros is an early stage automobile manufacturer that launched commercial sales at the end of 2013. Accordingly, Qoros incurs significant expenses, including expenses relating to the launch of new models, but has not achieved significant revenues.

Qoros had revenues of RMB864.9 million in 2014 compared to revenues of RMB13.1 million, representing a significant increase. Qoros commenced commercial sales at the end of 2013 (with some limited sales in December 2013), so revenues in 2013 were negligible. Qoros’ revenues in 2014 reflect sales of approximately 7,000 cars, primarily the Qoros sedan.

Cost of sales increased from RMB29 million in 2013 (when there was only limited commercial operations) to RMB1,019 million in 2014. Qoros incurred a gross loss in 2014 (cost of sales exceeded revenues) reflecting the level of sales in 2014 and an increase in inventories, including vehicles.

Qoros had research and development expenses of RMB264 million in 2014 compared to RMB408 million in 2013, representing a decrease of 35%. The decrease in research and development expenses reflects the completion in 2013 of a significant portion of the research and development activities conducted in connection with the launch of Qoros’ first three vehicle models at the end of 2013 and in 2014.

Qoros had selling and distribution expenses of RMB927.2 million in 2014 compared to RMB269.7 million in 2013. The increase in selling and distribution expenses reflects the significant marketing and related expenses incurred in connection with the launch of Qoros’ first three vehicle models.

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

As a result of the foregoing, Qoros had a loss from operation of RMB1,962 million in 2014 compared to RMB1,545 million in 2013, representing an increase of 25%.

Qoros had finance costs of RMB217 million in 2014 compared to finance costs of RMB29.2 million in 2013, representing a significant increase. The increase was due in part to an increase in amounts outstanding under short term and long term loans, including shareholder loans, in 2014 as compared to 2013, with total loans and borrowings (including current loans) of RMB7,303 million as of December 31, 2014 as compared to loans and borrowings of RMB4,110 million as of December 31, 2013. In addition, a significant portion of Qoros’ interest costs was capitalized as property, plant and equipment in 2013, with a much smaller portion capitalized in 2014 as a result of adjustments made in Qoros’ accounting method in 2014.

As a result of the foregoing, Qoros reported a loss for the year of RMB2.1 billion for the year ended December 31, 2014, compared to RMB1.6 billion for the year ended December 31, 2013.

ZIM

Our share in ZIM’s loss for 2014 was approximately $13 million, which represented our share in ZIM’s loss for the six months ended December 31, 2014, the period in which Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting.

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

Generandes

Our share in Generandes’ comprehensive income decreased by 60% to $12 million for the year ended December 31, 2014, compared to $30 million for the year ended December 31, 2013, due to IC Power’s sale of Edegel in 2014.

Tax Expenses

Our tax expenses increased 110% to approximately $103 million for the year ended December 31, 2014, compared to approximately $49 million for the year ended December 31, 2013. This increase was primarily driven by a $47 million income tax expense on our gain on IC Power’s sale of Edegel for $413 million.

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

Profit For the Year

As a result of the above, our profit for the year amounted to $477 million for the year ended December 31, 2014, compared to a loss of $(616) million for the year ended December 31, 2013.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

We were formed in 2014 in connection with our spin-off from IC. In connection with the spin-off, we received $35 million in cash, and entered into a $200 million credit facility with IC, or the IC Credit Facility. As of December 31, 2015, the total drawings outstanding under the IC Credit Facility were $110 million. In the first quarter of 2016, Kenon drew down an additional $40 million under the IC Credit Facility. In April 2016, Kenon drew down the remaining $50 million under the IC Credit Facility, and as a result, the full $210 million amount, including interest and fees, is currently outstanding. Our recent drawing of $50 million under the IC Credit Facility is intended to provide us with sufficient cash resources in light of our liquidity position and our obligations under our indirect guarantees of Qoros’ indebtedness (as discussed below). As of the date of this annual report and as a result of our recent drawing under the IC Credit Facility, we have cash of $58 million. We have not entered into any other credit facilities at the Kenon level, and are dependent on our businesses for cash flows from operations and to meet our obligations under the IC Credit Facility and our back-to-back guarantees to Chery with respect to Qoros’ indebtedness, each of which are discussed further below.

We believe that Kenon’s working capital is sufficient for its present requirements. Other than expenses related to our day-to-day operations, our principal needs for liquidity are expected to be expenditures related to investments in our businesses and our back-to-back guarantees to Chery with respect to Qoros’ indebtedness. Our businesses are at various stages of development, ranging from early stage development companies to established, cash generating businesses, and some of these businesses will require significant financing, via equity contributions or debt facilities, to further their development, execute their current business plans, and become or remain fully-funded. We may, in furtherance of the development of our businesses, and other than with respect to ZIM, make further investments, via debt or equity financings, in our remaining businesses.

Kenon has provided back-to-back guarantees to Chery of RMB1,100 million principal amount of Qoros’ indebtedness, plus certain interest and fees. These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility; Kenon’s obligation is limited to RMB750 million, but in the event that Chery’s obligations under its guarantee exceed RMB1.5 billion (e.g., as a result of interest and fees), Kenon has agreed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities in respect of the RMB3 billion credit facility are equal in proportion; and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility. Kenon’s guarantee is for RMB350 million principal amount, but it also extends to interest and fees of up to RMB60 million. In the event that Chery’s obligations under its guarantee exceed those of Kenon’s under the back-to-back guarantee, Kenon has agreed to discuss the matter amicably with Chery to find a solution acceptable for both parties, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery.

Kenon may not have sufficient liquidity to pay the full amount of its back-to-back guarantees if it is required to do so. In the event that Kenon is required to make such payments, it would need to obtain such funds from its businesses, which may include IC Power (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing). In the event Kenon is required to make payments on its back-to-back guarantees and does not have sufficient liquidity to do so, there may be a cross-default under the IC Credit Facility, which would require Kenon to obtain additional financing or obtain such funds from its businesses to pay the outstanding amounts under such facility.

We intend to adhere to our capital allocation principles which seek to limit cross-allocation of funds and capital contributions to our businesses, via debt or equity financings or the provisions of guarantees. Nevertheless, the cash resources currently on Kenon’s balance sheet (approximately $58 million as of the date of this annual report) may not be sufficient to fund additional investments that we deem appropriate in our businesses or meet our guarantee obligations. As a result, Kenon may seek additional liquidity from its businesses. For a description of our capital allocation principles, see “Item 4.B Business Overview.” For further information on the risks related to the significant capital requirements of our businesses, see “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.” For a discussion of our outstanding commitments and obligations, see “—Item 5.B Liquidity and Capital Resources— Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations.” For a discussion of the capital requirements of each of our businesses, see below.

Consolidated Cash Flow Statement

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash and cash equivalents decreased 37% to approximately $384 million for the year ended December 31, 2015, compared to approximately $610 million in cash and cash equivalents for the year ended December 31, 2014. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(in millions of USD)
Net cash flows provided by operating activities
IC Power	320	413
Adjustments and Other	(30)	(3)
Total	290	410
Net cash flows used in investing activities	(737)	(883)
Net cash flows provided by financing activities	233	430
Net change in cash in period	(214)	(42)
Cash—opening balance	610	671
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(12)	(19)

Cash—closing balance	$384	$610

Cash Flows Provided by Operating Activities

Net cash flows provided by our operating activities are a significant source of liquidity for our subsidiaries and decreased 29% to approximately $290 million for the year ended December 31, 2015, compared to approximately $410 million for the year ended December 31, 2014. This decrease was primarily driven by a decrease in cash flows provided by IC Power’s operating activities, as set forth in “Item 5.B Liquidity and Capital Resources– IC Power’s Liquidity and Capital Resources” below. As our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances. For further information on the risks related to such limitations, see “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities, which include our investments in our associated companies, decreased to approximately $(737) million for the year ended December 31, 2015, compared to approximately $(883) million for the year ended December 31, 2014. This decrease was primarily driven by (1) the $311 million exit from the combination and transition to associate company, less cash eliminated relating to ZIM in 2014; (2) a $170 million decrease in proceeds from short-term deposits and loans, (3) a $58 million decrease in cash paid for businesses purchased, less cash acquired in 2015 (e.g., IC Power’s acquisition of AIE) as compared to 2014 (e.g., IC Power’s acquisitions of ICPNH, JPPC, Surpetroil and Puerto Quetzal) and (4) a $50 million reduction in amounts invested in Qoros during 2015, offset by (1) $360 million net proceeds received by IC Power in connection with its sale of its indirect interest in Edegel in 2014 and (2) an increase in acquisitions of property, plant and equipment of $92 million in 2015 as compared to 2014 in connection with the construction of the Samay I and CDA plants and the Kanan project’s installation and interconnection to Panama’s power system in 2015.

Cash Flows Provided by Financing Activities

Net cash flows provided by the financing activities of our consolidated businesses are a significant source of liquidity for their operations and decreased 46% to approximately $233 million for the year ended December 31, 2015, compared to approximately $430 million for the year ended December 31, 2014. This decrease was primarily driven by (1) a $380 million reduction in contributions from former parent IC and (2) a $411 million decrease in proceeds from long-term loans and debentures, primarily due to a decrease in IC Power’s receipt of proceeds from long-term loans during the year ended December 31, 2015, offset by Kenon’s drawdowns under the IC Credit Facility, which it entered into in 2015. The decrease in cash flows provided by financing activities was offset by payments by IC Power to its former parent IC of $300 million in 2014 (as compared to nil in 2015), (2) a $77 million decrease in interest paid in 2015, as compared to 2014 and (3) a $209 million increase in proceeds from short-term loans.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Cash and cash equivalents decreased 9% to approximately $610 million for the year ended December 31, 2014, compared to approximately $671 million in cash and cash equivalents for the year ended December 31, 2013. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(in millions of USD)
Net cash flows provided by operating activities
IC Power	$413	$272
Adjustments and Other	(3)	(15)
Total	410	257
Net cash flows used in investing activities	(883)	(278)
Net cash flows provided by financing activities	430	281
Net change in cash in period	(42)	260
Cash—opening balance	671	411
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(19)	—

Cash—closing balance	$610	$671

Combined Cash Flows Provided by Operating Activities

Net cash flows provided by our operating activities, which includes income received as dividends from associated companies, are a significant source of liquidity for our subsidiaries and increased 60% to approximately $410 million for the year ended December 31, 2014, compared to approximately $257 million for the year ended December 31, 2013. This increase was primarily driven by an increase in cash flows provided by IC Power’s operating activities, as set forth in “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources” below.

Combined Cash Flows Used in Investing Activities

Net cash flows used in our investing activities, which include our investments in our associated companies, increased significantly to approximately $(883) million for the year ended December 31, 2014, compared to approximately $(278) million for the year ended December 31, 2013. This increase was primarily driven by (i) IC Power’s acquisition of property, plant and equipment (in particular, the acquisitions of ICPNH, AEI Jamaica, Surpetroil and Puerto Quetzal) and development of the CDA, Samay I and Kanan projects during 2014, as set forth in “—Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources” below, (ii) IC’s $180 million investment in Qoros in December 2014, and (iii) IC’s $200 million investment in ZIM in 2014 in connection with the completion of its restructuring.

Combined Cash Flows Provided by Financing Activities

Net cash flows provided by the financing activities of our consolidated businesses are a significant source of liquidity for their operations and increased 58% to approximately $430 million for the year ended December 31, 2014, compared to approximately $281 million for the year ended December 31, 2013. This increase was primarily driven by (i) an increase in ZIM’s receipt of long-term loans, capital lease, and other long-term liabilities during the six months ended June 30, 2014, (ii) a decrease in ZIM’s repayment of borrowing during the six months ended June 30, 2014, and (iii) an increase in IC Power’s receipt of long-term loans during the year ended December 31, 2014.

Kenon’s Commitments and Obligations

As of December 31, 2015, Kenon had consolidated liabilities of $3,219 million. As of December 31, 2015, on a stand-alone basis, Kenon had liabilities of $118 million arising under the IC Credit Facility. In January 2016, Kenon drew down $40 million under the IC Credit Facility. In April 2016, Kenon drew down the remaining $50 million available under the IC Credit Facility. As of the date of this annual report, the aggregate amount outstanding under the IC Credit Facility was $210 million, including interest and fees. In addition, Kenon has obligations under its back-to-back guarantees provided by it to Chery, which amounted to RMB1,100 million, plus interest and certain fees. For further information on, and an overview of, each of the guarantees provided by Kenon in respect of Qoros’ debt, see “—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.”

As of the date of this annual report, other than amounts outstanding under the IC Credit Facility and the back-to-back guarantees we have provided to Chery in respect of certain of Qoros’ indebtedness, we, at the Kenon level, have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing.

Set forth below is a summary of these obligations.

IC Credit Facility

In connection with the consummation of the spin-off, IC provided us with a $200 million credit facility. As of the date of this annual report, the aggregate amount outstanding under this facility was $210 million, including interest and fees.

Interest

The IC Credit Facility bears interest at a rate of 12-Month LIBOR + 6% per annum, which, during the initial five-year term of the IC Credit Facility, will be capitalized as a payment-in-kind and added to the aggregate outstanding amount of the IC Credit Facility. If we decide to extend the repayment schedule in accordance with the terms of the IC Credit Facility, as set forth below, and we do not repay the aggregate outstanding amount owed under the IC Credit Facility within the initial five-year term, additional interest accruing on the aggregate outstanding amount as of the final date of the initial five-year term will become payable in cash on an annual basis.

Repayment Date

The aggregate amount outstanding under the IC Credit Facility (including interest or commitment fees that have accrued and been capitalized as payments-in-kind during the initial five-year term) is due five years from the date of the IC Credit Facility, unless extended as set forth below. In the event an initial listing or offering of IC Power Singapore’s shares has been effected, the aggregate amount outstanding under the IC Credit Facility, including any interest or commitment fees accrued and capitalized to date, will be due within 18 months from such date. However, we are entitled, at each repayment date, to extend the repayment date for two-year periods if, as of the date of our delivery of our notice of repayment extension, an initial listing or offering of IC Power Singapore’s shares has not yet been effected. Notwithstanding the above, the final repayment date may not, under any circumstances, be more than ten years from the date of the IC Credit Facility.

Commitment Fee

During the initial five-year term, we will pay IC an annual commitment fee equal to 2.1% of the undrawn amount of the IC Credit Facility, which will be capitalized as a payment-in-kind and added to the outstanding amount of the IC Credit Facility. Additionally, we may voluntarily prepay the outstanding principal amount of the IC Credit Facility at any time without premium or penalty.

Pledge of Equity Interest in IC Power

The following interests have been pledged on a first priority basis, in favor of IC, to secure the IC Credit Facility as set forth below:

•	66% of the shares of IC Power;

•	66% of the shares of IC Power Singapore; and

•	the $145 million note owing from IC Power Singapore to Kenon entered into in connection with the reorganization of IC Power Singapore.

The pledge over the shares of IC Power is expected to be released upon an IPO of IC Power Singapore. In addition, the pledge over the shares of IC Power Singapore and the $145 million note owing from IC Power Singapore to Kenon can be released upon an IPO of IC Power Singapore, subject to Kenon’s meeting of a financial ratio.

Restrictive Covenants

The IC Credit Facility contains incurrence covenants restricting our ability to encumber certain assets and distribute dividends.

For example, prior to a listing or offering of IC Power Singapore’s equity, the IC Credit Facility prohibits us from distributing dividends to our shareholders, unless such dividends consist of all, or a portion of, our equity interests in ZIM.

There are further restrictions on dividends following an IPO or listing of IC Power Singapore’s equity. If, any time after a listing of IC Power Singapore’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power Singapore, or (iv) sell all of IC Power Singapore’s assets, the IC Credit Facility will require the value of Kenon’s remaining interest in IC Power Singapore to be equal to at least two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the IC Credit

Facility plus the outstanding principal amount of any additional debt owed by Kenon to third-parties minus Kenon’s cash on hand), in each case plus interest and fees. Although a failure to comply with any of the aforementioned covenants will not constitute an event of default under the terms of the IC Credit Facility, Kenon will be restricted from distributing dividends or incurring additional debt and, should Kenon distribute dividends or incur additional indebtedness notwithstanding such restrictions, such actions will constitute an event of default under the terms of the IC Credit Facility. If Kenon is unable to meet such ratio, Kenon may not make distributions to its shareholders or incur additional indebtedness.

Additionally, following an IPO or listing of IC Power Singapore’s equity, we will not engage in certain transactions, as set forth in the IC Credit Facility, which would result in a de-listing of IC Power Singapore’s shares from the exchange on which such shares are trading.

Assignability

We may not assign or delegate our rights and obligations under the IC Credit Facility without IC’s prior written consent, except that we may assign our rights and obligations under the IC Credit Facility to an affiliate, provided that we remain jointly and severally liable for all such obligations with such affiliate, and further provided that such assignment or delegation shall not serve to prejudice any of IC’s rights under the terms of the IC Credit Facility.

IC is entitled to assign or delegate its rights and obligations under the IC Credit Facility in its sole discretion, and without our prior written consent.

For information on the risks related to Kenon’s ability to repay, or maintain compliance with, the IC Credit Facility from IC, see “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—Kenon has significant repayment obligations under the IC Credit Facility.”

Back-to-Back Guarantees Provided to Chery

Set forth below is an overview of the guarantees provided by Kenon to Chery in respect of Qoros’ debt to date:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount
Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million[1]
May 2015/November 2015	RMB700 million EXIM Bank loan facility	RMB350 million, plus certain interest and fees up to RMB60 million[2]
Total		RMB 1,100 million, plus certain interest and fees

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
2.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

Debt Owed to Kenon from Subsidiaries

$220 Million of Notes from IC Power Singapore

In connection with the reorganization of IC Power Singapore, IC Power Singapore issued notes of $145 million and $75 million payable to Kenon. The proceeds of the notes were applied by IC Power Singapore towards paying the purchase consideration for the acquisition of Kenon’s entire equity interest in IC Power. The notes both bear interest at a rate of LIBOR + 6% per annum until the date the notes are fully paid.

Debt Owed to Kenon from Subsidiaries

Prior to the spin-off, some of our businesses borrowed funds from, or issued capital notes to, IC. IC transferred its interest in each of the outstanding loans and capital notes to Kenon in connection with the spin-off. These loans and capital notes, as well as loans and capital notes provided to Kenon subsequent to the spin-off, are described below.

Quantum Capital Notes

Quantum issued a series of capital notes to IC or Kenon, as applicable, in connection with each of IC’s or Kenon’s, as applicable, equity contributions to Qoros. The capital notes issued by Quantum bear no interest and are not linked. As of December 31, 2015, the outstanding balance of these capital notes was $755 million. In the first quarter of 2016, Quantum issued additional capital notes to fund a RMB 275 million loan to Qoros.

Qoros Shareholder Loans

In January 2016 and February 2016, Kenon, through its wholly-owned subsidiary Quantum, contributed RMB275 million to Qoros via shareholder loans. We expect these loans, as well as additional shareholder loans from Kenon, to convert into equity in Qoros upon the satisfaction of certain conditions, including the approval of the relevant Chinese authority. Chery has also made similar shareholder loans to Qoros, which are also expected to be converted to equity.

As of the date of this annual report, the outstanding balance of the shareholder loans by Kenon, through its wholly-owned subsidiary, Quantum to Qoros was RMB1.0 billion.

Other Capital Notes and Loans

In October 2014, IC Green issued a $7.5 million capital note to IC to fund any investments made by IC Green in Primus, in connection with the investment agreement IC Green entered into with Primus in October 2014. This capital note bears no interest and is not linked to the CPI.

During 2015, IC Green granted Primus a convertible loan in the amount of $12.5 million. These convertible loans bear interest of 7% annually and will be repayable on July 1, 2016.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

IC Power’s Liquidity and Capital Resources

As of December 31, 2015 and December 31, 2014, IC Power had cash and cash equivalents of $360 million and $583 million and short-term deposits of $50 million and $119 million, respectively.

IC Power’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, including dividends received from entities in which IC Power owns non-controlling interests; short-term and long-term borrowings; and sales of bonds in domestic and international capital markets. IC Power does not have funds designated for, or subject to, permanent reinvestment in any country in which it operates. Distributions of the earnings of IC Power’s foreign subsidiaries are subject to the withholding taxes imposed by the foreign subsidiaries’ jurisdictions of incorporation. From time to time, however, IC Power may be unable to receive dividends from its subsidiaries and associated company as a result of a lack of distributable reserves or limitations under IC Power’s contractual arrangements. For example, IC Power’s sale of its indirect interest in Edegel constituted an “asset sale” under Inkia’s indenture, pursuant to which Inkia was required to use the $235 million net proceeds from Inkia’s sale of its interest in Edegel within 30 months of Inkia’s receipt of such net proceeds to reinvest in its operations through acquisitions, or capital expenditures, or to repay certain debt, failing which IC Power must use any remaining proceeds to offer to repurchase these notes at 100% of principal amount plus accrued interest. Inkia has fully invested the net cash proceeds from the Edegel sale through, among others, debt repayments and its acquisition of Energuate.

In addition, IC Power is also limited in its usage of certain cash, with such restricted cash constituting an aggregate amount of $252 million as of December 31, 2015 and $88 million as of December 31, 2014, either because such cash deposits are time deposits or as a result of the loan covenants relating to IC Power’s Bolivian, Nicaraguan and Israeli assets. For further information on potential limitations to IC Power’s ability to receive dividends from certain of the entities in which IC Power hold interests, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power is a holding company and is dependent upon cash flows from its subsidiaries to meet its existing and future obligations,” “Item 3.D Risk Factors—Risks Related to IC Power—IC Power is significantly leveraged” and Notes 10 and 11 to our audited financial statements included in this annual report.

IC Power’s principal needs for liquidity generally consist of capital expenditures related to the development and construction of generation projects and the acquisition of other generation companies; working capital requirements (e.g., maintenance costs that extend the useful life of its plants); and dividends on IC Power’s ordinary shares. As part of its growth strategy, IC Power expects to develop, construct and operate greenfield projects in the markets that IC Power serves as well as start projects or acquire controlling interests in operating assets within and outside Latin America. IC Power’s development of greenfield projects and its acquisition activities in the future may require IC Power to make significant capital expenditures and/or raise significant capital. IC Power believes that its liquidity is sufficient to cover its working capital needs in the ordinary course of its business.

IC Power’s Cash Flows

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table sets forth IC Power’s summary cash flows from IC Power’s operating, investing and financing activities for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	($ millions)
Net cash flows provided by operating activities	$320	$413
Net cash flows used in investing activities	(621)	(378)
Net cash flows provided by financing activities	88	47
Net change in cash in period	(213)	82
Cash—opening balance	583	517
Effect of exchange rate on the cash	(10)	(16)

Cash—closing balance	$360	$583

IC Power’s Cash Flows Provided by Operating Activities

Net cash flows provided by IC Power’s operating activities are IC Power’s primary source of liquidity and decreased by 23% to $320 million for 2015 from $413 million for 2014. This decrease was primarily driven by (1) a $107 million decrease in OPC’s net cash flows from operating activities, primarily as a result of a lower generation component tariff, which serves as the base for the price calculation for the billing of OPC’s customers; and (2) $22 million in dividends from discontinued operations as a result of the sale of Edegel, which took place in 2014.

These factors were partially offset by (1) a $15 million increase in ICPNH´s net cash flows from operating activities primarily as a result of full year of ICPNH´s operations and increased revenue from Amayo I and Amayo II as a result of better wind conditions; (2) a $9 million increase in CEPP’s net cash flows from operating activities, primarily as a result of the collection of $32 million from its accounts receivable as a result of the debt recognition and payment agreement signed by CEPP, the Dominican Regulator and three distribution companies in September 2015; (3) a $7 million increase in Inkia’s net cash flows from operating activities primarily as a result of lower legal expenses during 2015; and (4) a $3 million increase in Chilean´s net cash flows from operating activities primarily as a result of better 2015 operating results in Central Cardones and Colmito.

IC Power’s Cash Flows Used in Investing Activities

Net cash flows used in IC Power’s investing activities increased by 64% to $621 million for 2015 from $378 million for 2014.

During 2015, investing activities for which IC Power used cash primarily consisted of (1) acquisitions of property, plant and equipment of $518 million, of which $225 million was used in the construction of Samay I, $187 million was used in the construction of CDA’s plant, and $29 million was used in Kanan’s project installation and interconnection to Panama’s power system; (2) $83 million for short-term deposits and restricted cash, net, principally related to the funds received by IC Power Distribution Holdings Pte. Ltd., or ICPDH, which holds indirect equity interests in DEORSA, DEOCSA, RECSA and Guatemel, in connection with the short-term loan for the acquisition of such businesses; and (3) $17 million related to the acquisition of intangibles.

During 2014, cash flows used in IC Power’s investing activities primarily consisted of acquisitions of property, plant and equipment of $426 million, of which $260 million was used in connection with the construction of CDA’s plant and $85 million was used in connection with the construction of Samay I; (2) $221 million for short-term deposits and restricted cash, net, in connection with the opening of time deposits related to the proceeds from Edegel sale; and (3) $70 million (net of cash received) to complete the acquisitions of ICPNH, JPPC, Surpetroil and Puerto Quetzal. The effects of these expenditures were partially offset by $360 million of net proceeds received by IC Power in connection with its sale of its indirect equity interest in Edegel in September 2014.

IC Power’s Cash Flows Provided by Financing Activities

Net cash flows provided by IC Power’s financing activities increased by 87% to $88 million for 2015 compared to $47 million for 2014.

During 2015, IC Power received aggregate proceeds of $226 million from its incurrence of long-term debt and $6 million from equity investments from certain of its partners, as follows:

•	$138 million borrowed under the Samay I Finance Facility;

•	$85 million borrowed under the CDA Finance Facility;

•	$3 million borrowed under Tipitapa Power’s loan agreement; and

•	$6 million from the investment of Energía del Pacífico in CDA and the investment of the minority partner in Surenergy.

The receipt of such proceeds were offset by repayments of long-term notes, debentures and capital notes of $138 million in 2015.

During 2014, IC Power received aggregate proceeds of $667 million from IC Power’s issuance of long-term debt and $20 million from equity investments from certain of IC Power’s partners, as follows:

•	$319 million borrowed under the CDA Finance Facility;

•	$153 million borrowed under the Samay I Finance Facility;

•	$102 million borrowed under ICPI’s credit facility;

•	$43 million from the issuance of the COBEE bonds;

•	$25 million from the issuance of the CEPP bonds;

•	$23 million borrowed under Colmito’s credit facility;

•	$2 million borrowed under Tipitapa Power’s loan agreement; and

•	$20 million from the investment of Energía del Pacífico in Samay I.

In addition, in 2014, IC Power made payments of $300 million to IC, IC Power’s former parent. In May 2014, IC Power repaid $168 million of intercompany debt owed to IC. In June 2014, IC Power repaid $95 million of capital notes owed to IC and declared and distributed dividends of $37 million to IC.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table sets forth IC Power’s summary cash flows from its operating, investing and financing activities for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	($ millions)
Net cash flows provided by operating activities	$413	$272
Net cash flows used in investing activities	(378)	(258)
Net cash flows provided by financing activities	47	320
Net change in cash in period	82	334
Cash—opening balance	517	184
Effect of exchange rate on the cash	(16)	(1)

Cash—closing balance	$583	$517

IC Power’s Cash Flows Provided by Operating Activities

Net cash flows provided by IC Power’s operating activities increased by 52% to $413 million for 2014 from $272 million for 2013. This increase was primarily driven by a $141 million increase in OPC’s net cash flows from operating activities, reflecting a full year of commercial operations of OPC during 2014, as compared to approximately six months of commercial operations in 2013.

IC Power’s Cash Flows Used in Investing Activities

Net cash flows used in IC Power’s investing activities increased by 47% to $378 million for 2014 from $258 million for 2013.

Investing activities for which IC Power used cash in 2014 are set forth above.

During 2013, investing activities for which IC Power used cash primarily consisted of acquisitions of property, plant and equipment of $294 million, of which $185 million was used in connection with the construction of CDA’s plant, $57 million was used to complete the construction of OPC’s combined cycle plant, and $28 million was used to complete the acquisition of Colmito. The effects of these expenditures were partially offset by IC Power’s receipt of proceeds in connection with the maturity of $74 million in time deposits.

IC Power’s Cash Flows Provided by Financing Activities

Net cash flows provided by IC Power’s financing activities decreased by 85% to $47 million for 2014 from $320 million for 2013. This change was primarily driven by IC Power’s receipt of long-term loans, the issuance of debentures, the receipt of short-term credit from banks and the payments made to IC.

IC Power’s cash flows provided by financing activities for the year ended December 31, 2014 are set forth above.

During 2013, IC Power received aggregate proceeds of $323 million from its issuance of long-term debt, $125 million from short-term borrowings and $28 million from equity investments from certain of IC Power’s partners, as follows:

•	$143 million borrowed under the CDA Finance Facility;

•	$163 million from the issuance of the Inkia bonds;

•	$17 million borrowed under the OPC financing agreement;

•	$125 million borrowed under Inkia’s short-term credit facility; and

•	$28 million from the investment of Energía del Pacífico in CDA.

Net cash flows provided by financing activities in 2014 and 2013 included the repayments of long-term loans and debentures of $111 million (excluding interest payments of $95 million) and $67 million (excluding interest payments of $60 million), respectively.

Potential Projects

IC Power is constantly monitoring and considering development and acquisition opportunities and is currently assessing approximately 25 projects in Israel and various Latin American countries, such as in Chile, Jamaica, Colombia, Guatemala, Mexico, Peru, Panama, the Dominican Republic, and Nicaragua. IC Power expects to finance its development and acquisition activity through a combination of cash generated by financing activities, in particular, the entry into new debt financings, which are generally stand-alone, secured, project-specific, and with no or limited recourse, cash generated from operating activities.

IC Power’s Material Indebtedness

As of December 31, 2015, IC Power’s total outstanding consolidated indebtedness was $2,565 million, consisting of $179 million of short-term indebtedness, including the current portion of long-term indebtedness, and $2,386 million of long-term indebtedness. IC Power had no outstanding loans or notes owed to Kenon as of December 31, 2015.

Other than with respect to the OPC Financing Agreement and the ICPI mezzanine financing agreement, Surpetroil’s debt, and certain of COBEE’s indebtedness (representing an aggregate of $557 million of IC Power’s outstanding indebtedness), IC Power’s outstanding consolidated indebtedness is primarily denominated in, indexed to, or is the subject of interest rate swaps tied to, the U.S. Dollar.

The following table sets forth selected information regarding IC Power’s principal outstanding short-term and long-term debt, as of December 31, 2015:

	Outstanding Principal Amount as of December 31, 2015		Interest Rate	Final maturity	Amortization
	($ millions)
IC Power:
Hapoalim	12		1.25%	2016	Bullet payment at final maturity
Inkia:
Inkia notes	448		8.375%	April 2021	Bullet payment at final maturity
OPC:
Financing agreement[1]	377	[2]	4.85% - 5.36%	July 2031	Quarterly principal payments commencing in 2013–maturity
IC Power Distribution Holdings credit agreement	117		LIBOR+4.00%	December 2016	Bullet payment at final maturity
IC Power Israel[3]:
Tranche A	41		4.85% - 7.75%	January 2016	Bullet payment no later than final maturity
Tranche B	55		7.75%	2029	Annual principal payments 2017–maturity
Cerro del Águila:
Tranche A	310		LIBOR+4.25% - 5.50%	August 2024	33 quarterly principal payments commencing in August 2016
Tranche B	167		LIBOR+4.25% - 6.25%	August 2024	Bullet payment at final maturity
Tranche D1	38		LIBOR+2.75% - 3.60%	August 2027	33 quarterly principal payments commencing in August 2016–maturity
Tranche D2	21		LIBOR+2.75% - 3.60%	August 2027	12 quarterly principal payments commencing in May 2024–maturity
Samay I	285		LIBOR+2.125% - 2.625%	December 2021	29% principal in 23 quarterly payments commencing in July 2016–maturity 71% principal in bullet payment at final maturity
Kallpa:
Kallpa I lease	2		LIBOR+3.00%	March 2016	Monthly principal payments to maturity
Kallpa II lease	29		LIBOR+2.05%	December 2017	Monthly principal payments to maturity
Kallpa III lease	38		7.57%	July 2018	Monthly principal payments to maturity
Las Flores lease	94		7.15%	October 2023	Quarterly principal payments to maturity
Kallpa bonds	149		8.50%	May 2022	Between 0.25 and 5.00% of principal payable on a quarterly basis commencing in May 2013–maturity

	Outstanding Principal Amount as of December 31, 2015		Interest Rate	Final maturity	Amortization
	($ millions)
Kallpa syndicated loan	59		LIBOR+6.00%	October 2019	Monthly principal payments January 2013–maturity
COBEE:
COBEE III bonds[4]	23	[5]	Various	Various	Four annual principal payments commencing in February 2017
COBEE IV bonds[6]	42		Various	Various	Series A: bullet payment at final maturity Series B: 4 semi-annual principal payments commencing in July 2018 Series C: 8 semi-annual principal payments commencing in July 2020
CEPP:
CEPP bonds	10		6.00%	January-March 2019	Bullet payment at final maturity
Central Cardones:
Tranche 1	26		LIBOR+1.90%	August 2021	24 semi-annual principal payments to maturity
Tranche 2	18		LIBOR+2.75%	February 2017	Bullet payment at final maturity
Colmito:
Banco Bice	16		7.9%	December 2028	Semi-annual principal payments to maturity
JPPC:
Royal Bank of Canada	4		LIBOR+5.5%	March 2017	Quarterly principal payments to maturity
Burmeister & Wain Scandinavian Contractor	1		3.59%	August 2018	Monthly principal payments to maturity
ICPNH:
Amayo I	47		Various	October 2022	Quarterly principal payments to maturity
Amayo II	34		Various	November 2025	Quarterly principal payments to maturity
Tipitapa Power	9		8.35%	November 2018	Quarterly principal payments to maturity
Corinto	9		8.35%	December 2018	Quarterly principal payments to maturity
Puerto Quetzal:
Banco Industrial	15		LIBOR+4.5%	September 2019	Quarterly principal payments to maturity
Surpetroil:
Surpetroil leases	1		Various	2015-2017	Monthly principal payments to maturity
Veolia Energy Israel Ltd. Capital Note	5		—	2016	This capital note has no amortization schedule
Short Term Loans from Banks	62		Various	2016	These loans have no amortization schedule

Total	2,565

1.	The consortium includes Bank Leumi Le-Israel B.M. and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd.
2.	Represents NIS 1,469 million converted into U.S. Dollars at the exchange rate for New Israeli Shekels into U.S. Dollars of NIS 3.902 to $1.00. All debt has been issued in Israeli currency (NIS) linked to CPI.
3.	The mezzanine financing agreement also includes a Tranche C, pursuant to which up to NIS 350 million, at an interest rate of 11% per annum, may be drawn, subject to certain conditions, and only to cover shortfall amounts. No Tranche C debt was outstanding under this facility as of December 31, 2015.
4.	Represents $3.5 million of 6.50% notes due 2017, $5.0 million of 6.75% notes due 2017, Bs.44.2 million ($6.3 million) of 9.00% notes due 2020, and Bs.42.9 million ($6.2 million) of 7.00% notes due 2022.
5.	Includes Bs.44.2 million ($6.3 million), the aggregate principal amount outstanding of COBEE’s 9.00% notes due 2020 as of December 31, 2015, and Bs.42.9 million ($6.2 million), the aggregate principal amount outstanding of COBEE’s 7.00% notes due 2022, in each case converted into U.S. Dollars at the exchange rate for Bolivianos into U.S. Dollars of Bs.6.96 to $1.00 as reported by the Bolivian Central Bank (Banco Central de Bolivia) on December 31, 2015. Includes premium of $2.3 million.
6.	Represents $4.0 million of 6.0% notes due 2018, $4.0 million of 7.0% notes due 2020, Bs.84 million ($12.0 million) of 7.8% notes due 2024, $5.0 million of 6.70% notes due 2019 and Bs.105 million ($15.0 million) of 7.8% notes due 2024. Includes premium of $2 million.

Some of the debt instruments to which IC Power’s operating companies are party require that Inkia, Kallpa, OPC, COBEE, CEPP and JPPC comply with financial covenants, semi-annually or quarterly. For further information, see Note 15 to our financial statements included in this annual report. Under each of these debt instruments, the creditor has the right to accelerate the debt or restrict the company from declaring and paying dividends if, at the end of any applicable period the applicable entity is not in compliance with the defined financial covenants ratios.

The instruments governing a substantial portion of the indebtedness of IC Power’s operating companies contain clauses that would prohibit these companies from paying dividends or making other distributions in the event that the relevant entity was in default on its obligations under the relevant instrument.

As of December 31, 2015, substantially all of the assets of Kallpa, other than the Kallpa I, Kallpa II, Kallpa III and Las Flores turbines, which are under leasing agreements with financial institutions, are mortgaged or pledged as security for the financing agreements to which Kallpa is a party.

IC Power has entered into hedging arrangements with respect to a portion of IC Power’s long term debt, swapping variable interest for fixed rate interest.

Inkia Notes

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

In September 2013, Inkia issued and sold $150 million aggregate principal amount of its 8.375% Senior Notes due 2021, which constituted additional notes under the indenture governing the 8.375% Senior Notes due 2021 issued in 2011. Inkia used the net proceeds of the sale of these notes to fund its projects under construction, both through greenfield projects and acquisitions, and for working capital and general corporate purposes.

As of December 31, 2015, the aggregate principal amount outstanding under these notes, including a premium, was $457 million ($448 million net of transaction costs).

OPC Financing Agreement

In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi LeIsrael Ltd., or Bank Leumi, for the financing of its power plant project. As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of NIS 1,800 million (approximately $460 million). As part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of shareholders’ loans, commencing from the third year after the completion of OPC’s power plant. In October 2015, OPC and the consortium of lenders agreed to shorten the “lock-up period” (which restricted the payment of dividends and any type of distributions until the third anniversary of the completion of the OPC plant’s construction) from December 31, 2016 to June 30, 2015. The loans are CPI-linked and are repayable on a quarterly basis beginning in the fourth quarter of 2013 until 2031.

IC Power has provided a guarantee to the lending consortium and provided cash collateral for the benefit of the lending consortium. As of December 31, 2015, the outstanding amount of the loan is NIS 1,469 million (approximately $377 million).

IC Power Distribution Holdings Credit Agreement

In December 2015, IC Power, through its subsidiary ICPDH entered into a credit agreement with Credit Suisse AG for $120 million to finance its acquisition of Energuate and two smaller related businesses. The loan is guaranteed by Inkia and fully secured by a pledge provided by ICPDH, which indirectly holds IC Power’s interests in DEORSA, DEOCSA, RECSA and Guatemel. The pledged property includes ICPDH’s indirect equity interests in DEORSA, DEOCSA, RECSA and Guatemel.

The principal of the loan will accrue interest at a rate per annum of LIBOR + 4.00%, and matures on December 29, 2016. IC Power fully drew down this facility in connection with the completion of its acquisition of Energuate, RECSA and Guatemel. As of December 31, 2015, the aggregate principal amount outstanding under these facilities was $120 million ($117 million net of transaction costs).

ICPI Mezzanine Financing Agreement

In June 2014, IC Power, through IC Power’s subsidiary ICPI, entered into a mezzanine financing agreement for NIS 350 million to repay capital notes owed to IC. The agreement was entered into with Mivtachim the Workers Social Insurance Fund and Makefet Fund Pension and Provident Center. The loan is secured by all of ICPI’s assets (excluding the assets that are pledged to secure certain senior debt) and the free cash flow deriving from OPC and is composed of three facilities: Facility A for NIS 150 million (which was fully repaid in January 2016), Facility B for NIS 200 million, and Facility C (only to cover shortfall amounts) for NIS 350 million. Facility C has not been used. All facilities are CPI-linked.

The principal of Facility B Loan will bear interest at a rate of 7.75% per year and accrue annually. Principal and any linkage differentials thereon shall be paid in consecutive equal annual installments until March 31, 2029, commencing on the earlier of: (i) the final maturity date of Facility A and (ii) the first anniversary after the end of OPC’s “lock-up period.” As of December 31, 2015, the aggregate principal amount outstanding under these facilities was $97 million.

CDA Finance Facility

In August 2012, CDA, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, certain financial institutions, as lenders, and other parties thereto, entered into a senior secured syndicated credit facility in an aggregate principal amount not to exceed $591 million to finance the construction of CDA’s plant. Loans under this facility were disbursed in three tranches.

Tranche A loans under this facility, in an aggregate principal amount of up to $305 million, initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 2017 to LIBOR plus 5.50% per annum. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A., or COFIDE.

Tranche B loans under this facility, in an aggregate principal amount of up to $184 million, initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 2017 to LIBOR plus 6.25% per annum. Principal of the Tranche B loans will be payable in August 2024. Tranche B loans will be will be guaranteed by COFIDE.

Tranche D loans under this facility, in an aggregate principal amount of up to $65 million, initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date after the interest payment date occurring after August 2017 to LIBOR plus 3.60% per annum. Principal of the Tranche D loans will be payable in 45 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche D loans will be secured by a credit insurance policy provided by SACE S.p.A.—Servizi Assicurativi del Commercio Estero, or SACE.

All loans under this facility are secured by:

•	pledges of CDA’s movable assets and offshore and onshore collateral accounts;

•	a pledge of 100% of the equity interests in CDA;

•	mortgages of the CDA plant and CDA’s generation and transmission concessions;

•	a collateral assignment of insurances and reinsurances in respect of CDA; and

•	a conditional assignment of CDA’s rights under certain contracts, including the CDA EPC contract and CDA’s PPAs.

In connection with the January 2015 spin-off of Kenon from IC, IC Power provided the syndicate of lenders a guarantee under the CDA Finance Facility. As of December 31, 2015, the aggregate principal amount outstanding under this facility was $547 million ($536 million net of transaction costs).

Samay I Finance Facility

In December 2014, Samay I entered into a $311 million, seven-year syndicated secured loan agreement with a syndicate including The Bank of Tokyo-Mitsubishi, as administrative agent, and certain financial institutions, as lenders, and other parties thereto, or the Samay I Finance Facility, to build an open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600 MW. The loan initially bears interest at a rate of LIBOR plus 2.125% per annum, ultimately increasing to LIBOR plus 2.625% per annum from the date after the interest payment date occurring at the end of 2020 through maturity; 29% of the total principal is payable in 23 quarterly payments commencing in July 2016; the other 71% of the total principal is payable at maturity. As of December 31, 2015, the aggregate principal amount outstanding under this facility was $291 million ($285 million net of transaction costs). Loans under this facility are secured by pledges of Samay I’s movable assets and onshore collateral accounts; a pledge over 100% of the equity interests in Samay I; mortgages of the Samay I real estate property, plant and generation and transmission concessions; collateral assignments of insurances and reinsurances in respect of Samay I; a conditional assignment of Samay I rights under certain contracts, including Samay I’s EPC contract; and trust agreement over certain cash flows of Samay I.

Kallpa Leases

In March 2006, Kallpa entered into separate capital lease agreements with Citibank del Perú, Citileasing and Banco de Crédito del Perú, each amended in November 2006, December 2007 and July 2008, followed by a leaseback agreement with Citibank del Perú in April 2007, amended in December 2007 and July 2008, under which the lessors provided financing for the construction of the Kallpa I facility in an aggregate amount of $56 million. Under these lease agreements, Kallpa will make monthly payments to the lessors through the expiration of these leases in March 2016. Upon expiration of these leases, Kallpa has an option to purchase the property related to the Kallpa I plant for a nominal cost. These leases are secured by substantially all of the assets of Kallpa, including Kallpa’s sales under its PPAs.

In December 2007, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú under which the lessor provided a total amount of approximately $82 million for the construction of the Kallpa II turbine. Under this lease agreement, Kallpa makes aggregate monthly payments to the lessors through the expiration of this lease in December 2017. Upon expiration of this lease, Kallpa has an option to purchase the property related to the Kallpa II plant for a nominal cost. This lease is secured by substantially all of the assets of Kallpa, including Kallpa’s sales under its PPAs.

In July 2008, Kallpa entered into a capital lease agreement with Scotiabank Perú under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $88 million. Under this lease agreement, Kallpa makes monthly payments to the lessors through the expiration of this lease in July 2018. Upon expiration of this lease, Kallpa has an option to purchase the property related to the Kallpa III plant for a nominal cost. This lease is secured by substantially all of the assets of Kallpa, including Kallpa’s sales under its PPAs.

In April 2014, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú under which the lessor provided financing for the acquisition of Las Flores from Duke Energy Corp. in an aggregate amount of $108 million. Under this lease agreement, Kallpa will make quarterly payments to the lessors through the expiration of this lease in October 2023.

As of December 31, 2015, the aggregate principal amount outstanding under these leases was $163 million.

Kallpa Bonds

In November 2009, Kallpa issued $172 million aggregate principal amount of its 8.50% bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. Kallpa received proceeds of these bonds in the aggregate amount of $19 million, $36 million and $117 million in 2009, 2010 and 2011, respectively. The proceeds of these bonds were used for capital expenditures related to Kallpa’s conversion of its open-cycle turbines to a combined-cycle plant. Interest on these bonds is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2013 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and substantially all of Kallpa’s other assets, including Kallpa’s sales under its PPAs. As of December 31, 2015, the aggregate principal amount outstanding under these bonds was $149 million.

Kallpa Syndicated Loan

In November 2009, Kallpa entered into a secured credit agreement with The Bank of Nova Scotia, Banco de Crédito del Perú and German Investment and Development Corporation (DEG) in the aggregate amount of $105 million to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant and substantially all of Kallpa’s other assets, including Kallpa’s sales under its PPAs. The loans under this credit agreement bear interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in January 2013 through maturity in October 2019. As of December 31, 2015, the aggregate principal amount outstanding under these loans was $59 million.

COBEE Bonds

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

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $11 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $13 million. IC Power will amortize the premium of these notes over the respective terms of these notes, reducing the interest expense related to these notes. The first series of these notes, in the aggregate principal amount of $5 million pays interest semi-annually at the rate of 6.75% per annum through maturity in March 2017. Principal on these notes is payable at maturity. The second series of these notes, in the aggregate principal amount of Bs.43 million ($6 million), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. As of December 31, 2015, the outstanding amount of these notes was $23 million (including a $2 million premium).

COBEE IV Bonds. In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $60 million in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $20 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $21 million. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. Principal on the Series A Notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 7.0% per annum through maturity in January 2020. Principal on the Series B Notes will be paid in four equal semi-annual installments commencing in July 2018. The Series C Notes, in the aggregate principal amount of Bs. 84 million pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024. Principal on the Series C Notes will be paid in eight semi-annual installments commencing in July 2020.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $20 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $22 million. The first series of these notes, in the aggregate principal amount of $5 million, pays interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs.105 million (approximately $15 million), pays interest semi-annually at the rate of 7.80% per annum through maturity in October 2024. As of December 31, 2015, the outstanding amount of these notes was $42 million (including a $2 million premium).

CEPP Bonds

In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $25 million in multiple series. In 2011 and 2010, CEPP issued and sold $20 million and $5 million of its 7.75% bonds due in 2013 and 2014. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds was payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued $25 million of its 6.00% bonds due in January 2019. Part of these funds were used to prepay $15 million of its 7.75% bonds outstanding due in May 2014. As of December 31, 2015, the aggregate principal amount outstanding under these bonds was $10 million.

Central Cardones

In connection with IC Power’s acquisition of Central Cardones in December 2011, IC Power consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $37 million and $21 million, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 24 semi-annual installments through maturity in August 2021. Loans under the second tranche bear interest at the rate of LIBOR plus 2.75% per annum, interest is payable semi-annually, and the loan matures in February 2017. As of December 31, 2015, the aggregate principal amount outstanding under these loans was $44 million.

Colmito

In January 2014, Colmito entered into a 12,579 million Chilean pesos (approximately $24 million) 14-year credit agreement with Banco Bice. The loan under this facility bears interest at a rate of 7.9% Chilean pesos per annum and is paid semi-annually through maturity in December 2028. Principal on this facility is payable semi-annually. In February 2014, Colmito entered into a cross-currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars. As of December 31, 2015, the aggregate principal amount outstanding under this loan was 11,592 million Chilean pesos (approximately $16 million).

JPPC

In March 2012, JPPC entered into a five-year $20.5 million syndicated loan agreement with RBC Royal Bank (Trinidad and Tobago) Limited, RBC Royal Bank (Jamaica) Limited and RBC Merchant Bank (Caribbean) Limited. The loan under this facility bears interest at a rate of LIBOR + 5.5% per annum and is payable in quarterly installments. Principal on this facility is payable in quarterly payments. JPPC entered into an interest rate swap contract to fix its interest at a rate of 6.46% per annum. As of December 31, 2015, the aggregate principal amount outstanding under this loan was $4 million.

ICPNH

In October 2007, Amayo I entered into a 15-year $71.25 million loan agreement with Banco Centroamericano de Integración Económica, or CABEI. The term loan is secured by a first degree mortgage over all of the improvements executed on Amayo I’s project site, cessation of all of the project contracts, and the creation and maintenance of a reserve account for $2.4 million, to be controlled by CABEI. The loans under this facility bear interest at a rate of 8.45% or LIBOR + 4.00% per annum and are payable in quarterly installments.

In November 2010, Amayo II entered into a 15-year $45 million syndicated loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO) and CABEI. The syndicated loan is secured by a first and second lien mortgage agreement, a first and second lien industrial pledge agreement, and a first and second lien contract pledge agreement. The loans under this facility bears interest at a rate of 10.76% (Mezzanine Loan), 8.53% (FMO Senior Loan) and a variable interest rate of LIBOR + 5.75% per annum and are payable in quarterly installments.

In November 2013 and November 2014, Tipitapa Power entered into a five-year $7.2 million loan agreement and a four-year $4.6 million loan agreement, respectively, with Banco de América Central, or BAC. The term loans are secured by a commercial lien, industrial lien and a mortgage on the property. The loans under this facility bear interest at a rate of 8.35% and are payable in quarterly installments.

In December 2013, Corinto entered into a five-year $14.5 million loan agreement with BAC. The term loan is secured by a commercial lien and a mortgage on the barge Margarita II. The loan under this facility bears interest at a rate of 8.35% and is payable in quarterly installments.

As of December 31, 2015, the aggregate principal amount outstanding under these loans was $99 million.

Short-Term Loans

IC Power’s consolidated short term debt was $353 million as of December 31, 2015, including $174 million for the current portion of IC Power’s long-term indebtedness.

Kallpa, CEPP, COBEE, Puerto Quetzal and Nejapa have entered into lines of credit with financial institutions in Peru, the Dominican Republic, Bolivia, Guatemala and El Salvador, respectively, pursuant to which they are permitted to borrow up to $60 million, $37 million, $13 million, $25 million and $41 million, respectively, expiring between 2016 and 2019, as applicable. Each of these lines of credit are used to finance their operating activities.

Qoros’ Liquidity and Capital Resources

Qoros’ cash and cash equivalents was RMB257 million as of December 31, 2015, compared to approximately RMB752 million as of December 31, 2014. We have a 50% equity interest in Qoros and, and we do not exercise control over Qoros’ cash and cash equivalents.

Qoros’ principal sources of liquidity are cash inflows received from financing activities, including long-term loans, short-term facilities and inflows received in connection with the capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans). Qoros has substantially drawn its RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility, and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

Qoros has historically relied upon capital contributions, loans, and bank guarantees from its shareholders (Chery and Kenon) to fund its development and operations. As of December 31, 2015, Qoros’ shareholders have made equity contributions in the aggregate amount of RMB8.3 billion and loans of RMB1.5 billion. In January and February 2016, Kenon made further loans to Qoros of RMB275 million, using cash on hand and drawdowns under the IC Credit Facility, and Chery provided RMB275 million shareholder loans on similar conditions as well.

In April 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into a loan agreement to provide loans of up to $50 million to Qoros to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery making corresponding loans. Ansonia and Wuhu Chery are each expected to initially fund approximately $25 million of these loans, with remaining amounts at the discretion of Ansonia and Wuhu Chery. In light of the investments made by Kenon in Qoros, including guarantees of Qoros’ indebtedness, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon will not make any loans or other investments in Qoros as part of this transaction. For more information see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros.” Qoros is continuing to seek additional financing for its operations.

Kenon has provided back-to-back guarantees to Chery of RMB1,100 million principal amount of Qoros’ indebtedness, plus certain interest and fees. These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility; Kenon’s obligation is limited to RMB750 million, but in the event that Chery’s obligations under its guarantee exceed RMB1.5 billion (e.g., as a result of interest and fees), Kenon has agreed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities in respect of the RMB3 billion credit facility are equal in proportion; and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility. Kenon’s guarantee is for RMB350 million principal amount, but it also extends to interest and fees of up to RMB60 million. In the event that Chery’s obligations under its guarantee exceed those of Kenon’s under the back-to-back guarantee, Kenon has agreed to discuss the matter amicably with Chery to find a solution acceptable for both parties, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery.

As of December 31, 2015, Qoros had total loans and borrowings (excluding shareholder loans) of RMB6.0 billion and current liabilities (excluding shareholder loans) of RMB4.3 billion, including trade and other payables of RMB2.6 billion, and current assets of RMB1.5 billion, including cash and cash equivalents of RMB257 million. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources. For further information on the risks related to the effect of Qoros’ liquidity situation on its relationship with its supplies, see “Item “3.D. Risk Factors—Risk Factors Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.”

Qoros is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales. Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt.

Alternatively, Chery or other investors may choose to make additional investments in Qoros (without a corresponding Kenon investment) which may result a dilution of Kenon’s interest. For information on the risks related to Qoros’ liquidity, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros depends on additional financing to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures.”

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

Material Indebtedness

As of December 31, 2015, Qoros had total loans and borrowings (excluding shareholder loans) of RMB6.0 billion, consisting of non-current loans and borrowings of RMB4.7 billion and current loans and borrowings of RMB1.3 billion (excluding shareholder loans). Set forth below is a discussion of Qoros’ material indebtedness.

RMB3 Billion Syndicated Credit Facility

On July 23, 2012, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw down loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB3 billion. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loans bear interest at LIBOR + 4.8% per annum. Outstanding loans are repayable within ten years from July 27, 2012, the first draw down date. The first and second scheduled repayment dates were in July 2015 and January 2016, respectively. Subsequent repayment dates occur every six months after the preceding repayment date.

Qoros’ RMB/USD dual currency fixed rate credit facility is secured by Qoros’ manufacturing facility, the land use right for the premises on which such manufacturing facility is located, and its equipment, and properties, and several guarantees, including a joint, but not several, guarantee from each of Chery and Changshu Port. Loans under this facility are severally guaranteed by (i) Changshu Port for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees and (ii) Chery for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees. Kenon has provided Chery with a back-to-back guarantee of RMB750 million in respect of Chery’s guarantee of this facility. Additionally, in the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.

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

For further information on the risks related to Qoros’ indebtedness, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is significantly leveraged.”

As of December 31, 2015, the aggregate amount outstanding on this loan was approximately RMB2.8 billion, at an interest rate of 4.90%.

RMB1.2 Billion Syndicated Credit Facility

In July 2014, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB1.2 billion for the research and development of C-platform derivative models. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time + 10.0% and the USD loans bear interest at LIBOR + 5.0% per annum. Outstanding loans are repayable within ten years from August 19, 2014, the first draw down date. The first scheduled repayment date is August 19, 2017, (or 36 months after the first draw down date) with subsequent repayment dates occurring every six months after the preceding repayment date.

Up to 50% of the indebtedness incurred under this facility is secured by Quantum’s pledge of 28.4% of its equity interests in Qoros, including dividends deriving therefrom. Wuhu Chery has also pledged 28.4% of its equity interest in Qoros, including dividends derived therefrom, to secure up to 50% of the indebtedness incurred under this facility. The pledge agreement under which Quantum has pledged its equity interest in Qoros includes provisions setting forth, among other things, (i) minimum ratios relating to the value of Quantum’s pledged securities, (ii) Quantum’s ability to replace the pledge of its equity interest in Qoros with a pledge of cash collateral or to pledge cash collateral instead of pledging additional shares, representing up to 100% of Quantum’s equity interest in Qoros, and (iii) the events (e.g., Qoros’ default under the syndicated facility) that entitle the Chinese bank to enforce its lien on Quantum’s equity interest.

The syndicated loan agreement includes covenants (including financial covenants) and events of default and early payment for violation provisions.

For further information on the risks related to Qoros’ indebtedness, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is significantly leveraged.”

As of December 31, 2015, the aggregate amount outstanding on this loan was approximately RMB1.2 billion, at an interest rate of 5.39%.

RMB700 Million Syndicated Credit Facility

In May 2015, Qoros entered into a RMB 700 million facility with a bank consortium for the purpose of research and development into a hybrid electric vehicle. Under the facility, Qoros can draw down loans in either RMB or USD, up to an aggregate principal amount of RMB 700 million. The loan agreement covers a period of 102 months starting in May 2015, and is secured by a guarantee by Chery and a pledge over Qoros’ 90 vehicle patents. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China +10%, and the USD loan bears interest of LIBOR+3.5% per annum.

We provided a back-to-back guarantee to Chery for RMB350 million, plus RMB 54.6 million for interest and RMB5.4 million fees. We have no obligation beyond these limits; however, the guarantee requires that in the event that the limits for interest or fees are breached, the parties will discuss the matter amicably to find a solution acceptable for both parties.

As of December 31, 2015, Qoros drew down a total of RMB700 million. The facility includes covenants and event of default provisions.

For further information on the risks related to Qoros’ indebtedness, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is significantly leveraged.”

As of December 31, 2015, the aggregate amount outstanding on this loan was approximately RMB700 million, at an interest rate of 5.39%.

Working Capital Facilities

Qoros is party to various short-term and working capital facilities. As of December 31, 2015, the balance of these facilities was RMB 284 million.

Qoros will require additional financing, including the renewal or refinancing of its working capital facilities. If Qoros is unable to renew or refinance its working capital facilities, Qoros may be unable to meet its operating expenses (including accounts payable) and debt service requirements. For further information on the risks related to Qoros’ liquidity, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros depends on additional financing to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures.”

Shareholder Loans

As of the date of this annual report, Qoros’ shareholders have provided Qoros with RMB2.1 billion in shareholder loans. These shareholder loans are expected to be converted into equity.

In April 2016, Ansonia and Wuhu Chery entered into an agreement to provide additional loans of up to $100 million. Ansonia and Wuhu Chery are each expected to initially fund approximately $25 million of these loans, with remaining amounts at the discretion of Ansonia and Wuhu Chery. For further information on these loans, see “—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros.”

ZIM’s Liquidity and Capital Resources

As of December 31, 2015, ZIM had an aggregate amount of $219 million in cash and cash equivalents, as compared to $231 million of cash and cash equivalents as of December 31, 2014.

During the year ended December 31, 2015, ZIM generated $173 million from operating activities, $104 million from investing activities and used $283 million in financing activities.

ZIM has a large amount of debt and other liabilities. As of December 31, 2015, ZIM had approximately $1.5 billion of outstanding loans and liabilities to be repaid between 2015 through 2027, of which $114 million constituted short-term debt. On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion, and revising its minimum liquidity, fixed charge coverage ratio, and total leverage ratio covenants, which were further amended in September 2015 and March 2016. For further information on the risks related to ZIM’s indebtedness, see “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM—ZIM is highly leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations. ZIM’s failure to comply with these covenants or meet such obligations, including as a result of events beyond its control, could adversely affect its business, financial condition, results of operations and liquidity.”

In August 2015, ZIM entered into a receivables-backed facility arrangement with a financial institution. The facility is for up to $100 million available until February 2018. The actual amount that can be drawn under the facility is dependent on the certain criteria of the securing receivables. The facility has customary termination provisions for certain triggering events. ZIM has made drawings of $35 million under this facility, with such drawings having been made in 2016.

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

ZIM is continuing to implement its comprehensive strategy that is designed to improve ZIM’s commercial and operational processes, and aims to reduce ZIM’s operational expenses and improve ZIM’s profitability. However, there is no assurance as to the extent of the effectiveness such activities or when, if at all, the results of such activities will be reflected in ZIM’s liquidity and capital resources. For further information on the risks related to ZIM’s liquidity, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to our Interest in ZIM—ZIM is highly leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations. ZIM’s failure to comply with these covenants or meet such obligations, including as a result of events beyond its control, could adversely affect its business, financial condition, results of operations and liquidity.”

Primus’ Liquidity and Capital Resources

As of December 31, 2015, Primus had cash and cash equivalents of approximately $2.4 million.

The implementation of Primus’ business plan requires additional capital to enable Primus to continue to develop its commercial operations. Primus expects such funding to be provided by additional shareholder funding (either through capital contributions or shareholder loans) provided by us or by new investors in Primus. Primus’ principal liquidity requirements relate to its operating expenses and investments in various development projects. A lack, or delay, of financing could delay, or prevent completely, Primus’ research and commercial development or result in its immediate liquidation or dissolution.

In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed appropriate to facilitate Primus’ operational and development capital requirements. In October 2014, we entered into an investment agreement with Primus pursuant to which we, through our wholly-owned subsidiary IC Green, may lend Primus, at our discretion, up to $25 million via a series of convertible notes through December 31, 2015. As of December 31, 2015, through this investment agreement, we have invested in Primus an aggregate of $16.5 million through convertible notes issued to Kenon. The amounts, and timing, of any additional convertible notes issued by Primus to Kenon under the terms of the investment agreement shall be determined exclusively by Kenon.

Primus is currently seeking to raise capital from new investors. However, there is no certainty that additional financing will be provided to Primus, either by us or new investors in Primus. Additionally, should Primus raise capital via equity issuances in the future without Kenon’s participation in such financing, we would experience a dilution in our existing ownership interest.

Material Indebtedness

Primus does not have any material indebtedness, other than related party indebtedness. For further information on this indebtedness, see “—Kenon’s Liquidity and Capital Resources—Debt Owed to Kenon from Subsidiaries.”

C.	Research and Development, Patents and Licenses, Etc.

Kenon did not have significant research and development expenses during the years ended December 31, 2015, 2014 and 2013.

D.	Trend Information

The following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors.” For further information on the recent developments of Kenon and our businesses, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Trend Information

Peru Power Market

As a result of the completion of various plants in Peru in recent years and others expected to enter into operation during 2016 and 2017 (including IC Power’s new units, which will add 1,110 MW to the market), the generation capacity in Peru increased at a faster rate than the demand for such electricity, resulting in an oversupply of capacity in the Peruvian market and therefore a corresponding downward pressure on energy and capacity prices. IC Power expects this trend in energy prices to continue in 2016 and for the next few years. IC Power’s Peruvian energy and capacity is mainly sold pursuant to long-term PPAs and does not have any major PPAs scheduled to expire prior to 2017. However, for the next few years, IC Power will face the current soft energy price market for any upcoming new PPA negotiations and for spot market sales. Currently no significant new additions of base load units are expected to be completed for the Peruvian system other than those contemplated for 2016 and 2017, and as a result energy prices are anticipated to recover progressively over the next few years as the system energy demand increases, with demand expected to increase by 4% to 6% annually.

Qoros

For the year ended December 31, 2015, Qoros sold approximately 14,250 vehicles, as compared to 7,000 in 2014. Qoros sold approximately 4,900 vehicles in the first three months of 2016, as compared to approximately 2,490 vehicles in the same period in 2015. Qoros believes that its sales figures will continue to fluctuate in the near-term. Qoros’ sales are subject to conditions in the Chinese passenger vehicle market. For a discussion of recent trends in the Chinese passenger vehicle market, see “Item 4B. Business Overview—Our Businesses—Qoros—Overview of the Chinese Passenger Vehicle Market—Chinese Passenger Vehicle Market Update.”

As of December 31, 2015, Qoros’ dealerships included 86 fully operational points of sales, 7 additional points of sales under construction and Memorandums of Understanding with respect to the potential development of 3 additional points of sales.

Qoros is continuing to expand its dealer network and open new points of sales. As of March 31, 2016, Qoros’ dealerships included 86 fully operational points of sales, 8 additional points of sales under construction, and Memorandums of Understanding with respect to the potential development of 9 additional points of sales. As part of its strategy to increase its sales, Qoros intends to increase the size of its dealer network by creating incentives for its high-performing dealers to open additional points of sales.

ZIM

Bunker prices fell considerably during the year ended December 31, 2015, with prices continuing to decline during the first quarter of 2016. Lower bunker prices are expected to result in a decrease in operating costs and a decrease in revenues, which is reflected in the forecast earnings downgrades across the liner shipping sector.

Given the oversupply of global container ship capacity, liner shippers may be required to pass on any cost savings from lower bunker prices to their customers in the form of lower freight rates. Freight rates, which are primarily driven by containerized demand and supply balance, have historically been highly volatile. Although freight rates have fluctuated significantly, freight rates generally declined overall in each of 2013, 2014 and 2015. Additionally, vessel capacity growth increased during the year ended December 31, 2015 and is expected to continue to increase during 2016, notwithstanding the current oversupply of vessel capacity within the container shipping industry. Any such increase in container volume growth will result in the downward pressure on freight rates within the industry.

The container shipping industry is volatile and experienced a sustained cyclical downturn in 2015, which has continued so far in 2016. A continuation of this trend could negatively affect the container shipping industry and also affect ZIM’s business, financial position, results of operations, cash flows and ZIM’s compliance with certain financial covenants under its various debt instruments.

E.	Off-Balance Sheet Arrangements

Neither Kenon nor any of its subsidiaries are party to off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Kenon

The following table sets forth Kenon’s contractual obligations (including future interest payments) and commercial commitments as of December 31, 2015:

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	($ millions)
Kenon’s stand-alone contractual obligations[1]	$118	$—	$—	$—	$118
IC Power’s consolidated contractual obligations	7,736	1,076	1,193	1,194	4,273

Total contractual obligations and commitments	$7,854	$1,076	$1,193	$1,194	$4,391

1.	Represents $110 million, plus interest and fees of $8 million, outstanding under the IC Credit Facility as of December 31, 2015. In January 2016 and April 2016, Kenon drew down $40 million and $50 million under the IC Credit Facility, respectively. As of the date of this annual report, the aggregate amount outstanding under the IC Credit Facility was $200 million, plus interest and fees of $10 million.

For a breakdown of IC Power’s total contractual obligations, see “Item 5.F Tabular Disclosure of Contractual Obligations—IC Power” below.

Kenon has provided back-to-back guarantees to Chery of RMB1,100 million, plus interest and certain fees, in respect of certain of Qoros’ indebtedness. In addition, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ RMB3 billion credit facility are equal in proportion and Kenon has similarly agreed to try to find an acceptable solution in respect of Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ RMB700 million facility, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery; however, the guarantee requires that in the event that the limits for interest or fees are breached, the parties will discuss the matter amicably to find a solution acceptable for both parties. For further information on, an overview of, and the risks related to each of the guarantees provided by Kenon in respect of Qoros’ debt, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s

Commitments and Obligations—Back-to-Back Guarantees Provided to Chery” and “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—Kenon has significant “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt.”

IC Power

The following table sets forth IC Power’s contractual obligations (including future interest payments) and commercial commitments as of December 31, 2015, on a consolidated basis.

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	($ millions)
Credit from banks and others	$187	$187	$—	$—	$—
Loans from banks and others, debentures, and lease agreements[1]	3,326	309	591	555	1,871
Trade payables	144	144	—	—	—
Other payables and credit balances	85	85	—	—	—
Purchase obligations[2]	3,608	260	559	594	2,195
Operating and maintenance agreements[3]	320	25	43	45	207
Obligations under EPC Contract Retirement[4]	66	66	—	—	—

Total contractual obligations and commitments	$7,736	$1,076	$1,193	$1,194	$4,273

1.	Consists of estimated future payments of principal, interest and premium on loans from banks and others, debentures, and lease agreements, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2015 and assuming that all amortization payments and payments at maturity on loans from banks and others, debentures, and lease agreements, will be made on their scheduled payment dates. Also includes the interest rate swaps relating to these obligations, which are calculated based on the LIBOR interest rate set forth in the applicable interest rate swap contract plus the applicable fixed spread.
2.	Consists of purchase commitments for natural gas and gas transportation pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2015.
3.	Consists of future payments to be made under services contract with Siemens based on its projections of the hours of service of Kallpa’s turbines.
4.	Consists of future payments to be made under EPC contract, assuming that all progress and completion payments will be made on their scheduled payment dates.

Additionally, in connection with CDA’s entry into the CDA Finance Facility, IC Power committed to make up to $44 million of additional equity contributions in CDA (which represents our proportionate interest of the $59 million of additional equity contributions requested by the lenders to CDA’s shareholders). IC Power’s $44 million obligation is supported by a customary letter of credit. Any equity contributions made by IC Power in CDA, including any equity contributions made pursuant to the settlement agreement with the EPC contractors, will result in a corresponding reduction in IC Power’s $44 million contribution commitment. As a result of $7 million equity contributions made by IC Power in CDA during 2015, this commitment decreased to $37 million.

Qoros

The following table sets forth Qoros’ contractual obligations (including future interest payments) and commercial commitments as of December 31, 2015:

	Payments Due by Period
	Total	Less Than One Year	One to Two Years	Two to Five Years	More than Five Years
	(in millions of RMB)
Loans and borrowings[1]	8,790	3,147	654	2,648	2,341
Trade and other payables	2,616	2,616	—	—	—

Total contractual obligations	11,406	5,763	654	2,648	2,341

1.	Includes RMB1.5 billion of shareholder loans as of December 31, 2015, which are expected to be converted into equity in 2016.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Date Appointed	Term Expires
Kenneth Cambie	53	Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee Compensation Committee Member	2015	2016
Laurence N. Charney	69	Chairman of the Audit Committee Compensation Committee Member	2015	2016
Cyril Pierre-Jean Ducau	36	Board Member	2015	2016
N. Scott Fine	58	Audit Committee Member	2015	2016
Aviad Kaufman	45	Board Member	2015	2016
Ron Moskovitz	52	Chairman of the Compensation Committee	2015	2016
Elias Sakellis	38	Nominating and Corporate Governance Committee Member	2015	2016
Vikram Talwar	66	Audit Committee Member Nominating and Corporate Governance Committee Member	2015	2016

Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Yoav Doppelt	46	Chief Executive Officer
Robert Rosen	43	General Counsel
Tzahi Goshen	40	Chief Financial Officer
Barak Cohen	34	Vice President of Business Development and Investor Relations

Biographies

Directors

Kenneth Cambie. Mr. Cambie is the Chief Financial Officer of Quantum Pacific Shipping Services Pte. Ltd., which may be associated with the ultimate beneficiary, Mr. Idan Ofer. From 2007 to 2013, Mr. Cambie was an Executive Director and the Chief Financial Officer of Orient Overseas Container Liner, or OOCL. During this time, Mr. Cambie also chaired OOCL’s Finance and Share Committee and was a member of OOCL’s Executive Committee and Compliance Committee. Prior to joining OOCL, Mr. Cambie held various positions at Citibank from 1986 to 2007, including as Director, Transportation, Asia Pacific Corporate Banking in Hong Kong, where Mr. Cambie was responsible for meeting the banking and financing needs of a range of shipping, port, airline and airport companies in the Asia and Pacific regions. Prior to moving to Hong Kong in mid-2001, Mr. Cambie was the corporate banking head for Citibank, New Zealand for seven years and had also spent several years with the bank in Australia in corporate banking and leveraged finance roles. Mr. Cambie served as a market manager at Broadbank from 1985 to 1986 and as an auditor in Touche Ross from 1984 to 1985. Mr. Cambie is a member of the New Zealand Institute of Chartered Accountants and holds a Master of Commerce degree (first class honors) from Auckland University in New Zealand.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our audit committee. Mr. Charney retired from Ernst & Young LLP, or Ernst & Young, in June 2007, where, over the course of his more than 35-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations include board tenure with Pacific Drilling S.A. and IC Power Pte. Ltd., along with Kenon, as well as Marvel Entertainment, Inc. (through December 2009) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Managing Director of Quantum Pacific Ventures Limited and a member of the board of directors of Pacific Drilling S.A., Quantum Pacific Shipping Services Pte. Ltd., Ansonia Holdings Singapore B.V. and IC Power Pte. Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer, as well as other private companies. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine has been an investment banker for over 35 years, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation, or CEDC, a multi-billion U.S. Dollar alcohol and beverage company domiciled in Delaware with the majority of its operations in Eastern Europe. Mr. Fine served as a director of CEDC for over a decade, during which time he co-managed its IPO and listing on NASDAQ, and led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. Mr. Fine has been involved in corporate finance for over 30 years and has considerable experience in the medical and medical device sectors, having served as an advisor for companies such as Research Medical, Derma Sciences, and Interleukin Genetics, among many others. Mr. Fine also acts as Chairman and Lead Director of CTD Holdings, Inc., a specialty biopharmaceutical manufacturing and marketing company. Mr. Fine is the sole director of Better Place, Inc., an electric car company, where he was brought in to design, oversee and manage the orderly liquidation of the Delaware holding company of the Better Place group. He is also a director of Operation Respect, an anti-bullying education non-profit organization.

Aviad Kaufman. Mr. Kaufman is the Chief Financial Officer of Quantum Pacific (UK) LLP and is also a board member of IC, Israel Chemicals Ltd. and IC Power Pte. Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2012, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific Advisory Limited. From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s Degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Ron Moskovitz. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP and the Chairman of IC and Pacific Drilling S.A., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower and served on Tower’s board of directors from 2007 to September 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Elias Sakellis. Mr. Sakellis is the Managing Director of Business Development of Quantum Pacific (UK) LLP and serves as a director of Pacific Drilling S.A., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From May 2012 until December 2012, Mr. Sakellis served as Managing Director of Quantum Pacific Advisory Limited. Prior to joining Quantum Pacific Advisory Limited, Mr. Sakellis worked at Goldman, Sachs & Co. in London from 2000 to

2012. During his tenure at Goldman, Sachs & Co., he held various positions in the Investment Banking Division and in the Equities Division. Prior to joining Goldman, Sachs & Co., Mr. Sakellis gained experience in the banking sector by working as an analyst for Lehman Brothers in London from 1999 to 2000. Mr. Sakellis is a graduate of Imperial College London with a Master of Science in Finance and a Master of Engineering in Mechanical Engineering. He also holds a Master of Business Administration from INSEAD.

Vikram Talwar. In 1999, Mr. Talwar founded EXL Service Holdings, Inc., or EXL Service, a leading global Business Process Outsourcing company, in the US. EXL Service was listed on NASDAQ in 2006. Mr. Talwar was the CEO of EXL Service until May 2008 when he was elevated to the position of Executive Chairman of the Board. In April 2011, Mr. Talwar relinquished all his executive responsibilities and became the Non-Executive Chairman of the Board. After having served 13 years on the Board, Mr. Talwar retired in December 2013. Prior to founding Exl Service, Mr. Talwar served as the Chief Executive Officer and Managing Director of Ernst and Young Consulting India from 1998 to 1999. Earlier, Mr. Talwar had served in various senior capacities at Bank of America, including Country Manager in India and other Asian countries from 1970 to 1996. In the past five years, Mr. Talwar has served on the boards of directors of a public company in India and the U.K. and several private companies. He also holds a Master of Business Administration.

Senior Management

Yoav Doppelt. Mr. Doppelt is our Chief Executive Officer and has served in this capacity since our inception in 2014. Mr. Doppelt also served as the Chief Executive Officer of XT Investments Group (formerly known as Ofer Investments Group) from its inception in 2007 to 2014 and served as the Chief Executive Officer of XT Capital (formerly known as Ofer Hi-Tech) from 2001 to 2014. Mr. Doppelt joined the XT Group (formerly known as Ofer Group) in 1996 and has been with XT Capital since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt has held various finance and managerial positions in the XT Group since joining. Mr. Doppelt has previously served as a member of the board of directors of a number of public companies and was actively involved in numerous investments within the private equity and high-tech arenas. Currently, Mr. Doppelt serves as the chairman of the board of IC Power Pte. and a member of the board of directors of ZIM. Mr. Doppelt has extensive operational and business experience in growth companies and has successfully led several private equity exit transactions. Recently, Mr. Doppelt has been actively involved in the public offering of equity and debt instruments in the U.S. Mr. Doppelt holds a Bachelor’s Degree in Economics and Management from the Faculty of Industrial Management at the Technion—Israel Institute of Technology, Haifa, Israel and a Master’s of Business Administration from Haifa University, Israel.

Robert Rosen. Prior to joining Kenon as General Counsel, Mr. Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank, Tweed, Hadley and McCloy LLP. During his time in private practice, Mr. Rosen was primarily involved in cross-border public and private capital markets offerings and other securities transactions, as well as with the purchase and sale of US and international distressed assets, private equity investments, structured finance transactions and SEC filings and related advice. Mr. Rosen is admitted to the Bar in the state of New York and holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

Tzahi Goshen. Mr. Goshen is our Chief Financial Officer and has served in this capacity since our inception in 2014. Prior to joining Kenon as Chief Financial Officer, Mr. Goshen served as the Controller of IC since 2008. Mr. Goshen was responsible for all aspects of IC’s financial reporting as a public company. Mr. Goshen also served as the Controller of Gemini Israel Funds Ltd., a venture capital fund, from 2006 to 2008. Mr. Goshen has vast experience in overseeing the corporate financial activities of traded companies, including acquisitions, tax planning, accounting and reporting, and internal auditing. Mr. Goshen also serves as a member of IC Power Pte. Ltd.’s board of directors. Mr. Goshen holds a Bachelor’s Degree in Accounting from the College of Management and is a certified public accountant in Israel.

Barak Cohen. Mr. Cohen is our Vice President of Business Development and Investor Relations. Prior to joining Kenon as Vice President of Business Development and Investor Relations, Mr. Cohen worked in various capacities at IC since 2008, most recently as the Senior Director of Business Development and Investor Relations of IC. In this capacity, Mr. Cohen supported and monitored the development of key growth companies throughout various stages of their lifecycles, contributed to the development of IC’s corporate investment strategy, evaluated new investment opportunities, assisted in transaction execution. Additionally, Mr. Cohen headed IC’s global investor relations activity. Prior to joining IC, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

B.	Compensation

For the year ended December 31, 2015, the aggregate compensation paid (comprising remuneration and the aggregate fair market value of equity awards granted) to our directors and executive officers was approximately $5 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report.

For further information on Kenon’s Share Incentive Plan 2014 and Share Option Plan 2014, see “Item 6.E Share Ownership.”

C.	Board Practices

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. However, notwithstanding our ability to follow the corporate governance practices of our home country Singapore, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants.

In connection with its filing of a registration statement on Form F-1 and its contemplated initial public offering, our subsidiary IC Power Singapore has undertaken measures to implement corporate governance policies and practices consistent with that of a NYSE-listed U.S. domestic company. In particular, IC Power Singapore has established an audit committee which is compliant with relevant NYSE and SEC standards, a nominating and corporate governance committee and a compensation committee. In addition, IC Power Singapore has recently appointed independent directors with industry experience to serve on its board of directors. IC Power Singapore has also adopted various corporate governance policies, including a code of ethics.

Board of Directors

Our constitution gives our board of directors general powers to manage our business. The board of directors, which consists of eight directors, and of which Kenneth Cambie serves as our Chairman, oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives.

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

See “Item 10.B Constitution.”

Service Contracts

None of our board members have service contracts with us or any of our businesses providing for benefits upon termination of employment.

Indemnifications and Limitations on Liability

For information on the indemnification and limitations on liability of our directors, see “Item 10.B Constitution.”

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

D.	Employees

As of December 31, 2015, we, and our consolidated businesses, employed 1,361 individuals, as follows:

Number of Employees as of December 31,
Company	2015
IC Power	1,309
Primus	41
Kenon	11

Total	1,361

IC Power

As of December 31, 2015, IC Power employed approximately 1,309 employees, of which 95% and 5% were located within Latin America and Israel, respectively.

Qoros

As of December 31, 2015, Qoros employed 1,772 employees, consisting of 554 headquarter and 1,218 factory employees within and outside China.

ZIM

As of December 31, 2015, ZIM employed approximately 4,050 employees (including employees of its subsidiaries), according to the following distribution:

•	Seamen—Approximately 120 Israeli officers and approximately 309 “rankings” and foreign officers; and

•	Coast workers—Approximately 3,621 employees, 852 of which are Israeli and 2,769 of which are foreign.

A significant number of ZIM’s Israeli employees are unionized and ZIM is party to numerous collective agreements with respect to its employees. For further information on the risks related to ZIM’s unionized employees, see “Item 3.D Risk Factors—Risks Related to the Industries in Which Our Businesses Operate—Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.”

Other

As of December 31, 2015, Primus employed 41 employees, all of whom are located in the U.S.

E.	Share Ownership

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, as well as to officers of IC, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to certain members of its management under the Share Incentive Plan 2014 in 2014 which vested in January 2015 upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on the NYSE and the TASE. The aggregate number of shares granted was based upon the aggregate fair market value of the Kenon shares underlying the award granted, as determined in the award documents, divided by the average closing price of Kenon’s shares over their first three trading days. The aggregate fair value of the shares granted was $6,384 thousand.

For further information on the compensation of our directors and executive officers, see “Item 6.B Compensation” and for further information on our shareholders and related party transactions policy, see “Item 7. Major Shareholders and Related Party Transactions.”

Equity Awards to Certain Executive Officers—Subsidiaries and Associated Companies

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 22, 2016, by each person or entity known to us to beneficially own 5% or more of our ordinary shares, based upon the 53,693,975 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of the date of this annual report.

To our knowledge, as of April 22, 2016, we had one shareholder of record in the United States holding approximately 99% of our outstanding ordinary shares. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares (which includes the ordinary shares held by the TASE for trading on the TASE) were held of record by one U.S. nominee company, CEDE & Co, which holds all of our shares traded on the NYSE and the TASE indirectly.

All of our ordinary shares have the same voting rights.

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.[1]	24,856,869	46.3%
Bank Leumi Le-Israel B.M2	7,533,614	14.0%
XT Investments Ltd.[3]	5,727,128	10.7%
Directors and Executive Officers[4]	—	—

1.	Based solely on the Schedule 13 D/A (Amendment No. 2) filed by Ansonia Holdings Singapore B.V. with the SEC on January 11, 2016. A foreign discretionary trust in which Mr. Idan Ofer is the beneficiary is the indirect ultimate owner of Ansonia.
2.	Based solely upon the Schedule G/A (Amendment No. 1) filed by Bank Leumi Le-Israel B.M with the SEC on February 8, 2016.
3.	Based solely upon the Schedule D/A (Amendment No. 1) filed by XT Investments Ltd with the SEC on January 12, 2016. XT Investments is owned by XT Holdings Group Ltd., or XT Holdings; 50% of the ordinary shares of XT Holdings are owned by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and the remaining 50% of the ordinary shares of XT Holdings are owned by Lynav Holdings Ltd. (which is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary).
4.	Each individual beneficially owns less than 1% of Kenon’s ordinary shares.

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

Ansonia’s Agreement to Invest in Qoros

On April 22, 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into a Loan Agreement to provide loans in an aggregate amount of up to $50 million to Qoros to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery’s provision of loans in the same amount and on similar conditions to Qoros.

In light of Qoros’ financing needs, Kenon believes that the transactions described above, including Ansonia’s provision of loans of up to $50 million to Quantum to facilitate on-loans in an aggregate amount of up to RMB300 million (approximately $50 million) to Qoros, are in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, this transaction has been reviewed and approved by Kenon in accordance with its related party transaction policy.

For further information on Ansonia’s agreement to invest in Qoros, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Ansonia’s Agreement to Invest in Qoros” and the full text of the related Loan Agreement and the Undertaking Agreement, copies of which are filed as Exhibits 4.17 and 4.18 to this annual report and are incorporated by reference herein.

IC Credit Facility

In connection with the consummation of the spin-off, IC provided a $200 million credit facility to us, bearing interest at a rate of 12-Month LIBOR+ 6% per annum. For further information on the terms of the IC Credit Facility, see “Item 5.B

Liquidity and Capital Resources—Kenon’s Commitments and Obligations—IC Credit Facility.” For information on the risks related to Kenon’s ability to repay, and compliance with, the IC Credit Facility, see “Item 3.D Risk Factors—Risks Related to Our Diversified Strategy and Operations—Kenon has significant repayment obligations under the IC Credit Facility.”

IC Power Singapore Reorganization

In March 2016, Kenon announced an internal restructuring pursuant to which IC Power Singapore, which was a holding company with no material assets, acquired IC Power. As a result of such transaction, IC Power Singapore is now the parent holding company of Kenon’s power generation and distribution businesses. In connection with the reorganization of IC Power Singapore, IC Power Singapore issued notes of $145 million and $75 million payable to Kenon.

Kenon had pledged 66% of the IC Power shares to secure the IC Credit Facility. In connection with the internal reorganization, this pledge over IC Power shares was released and the IC Power shares were transferred to IC Power Singapore, which pledged 66% of the transferred IC Power shares to IC. In addition, Kenon also pledged to IC 66% of the shares of IC Power Singapore and the $145 million note owing from IC Power Singapore to Kenon. The pledge over the shares of IC Power is expected to be released in connection with an IPO of IC Power Singapore. In addition, the pledge over the shares of IC Power Singapore and the $145 million note can be released upon an IPO of IC Power Singapore, subject to Kenon’s meeting of a financial ratio.

$220 Million of Notes from IC Power Singapore

In connection with the reorganization of IC Power Singapore, IC Power Singapore issued notes of $145 million and $75 million payable to Kenon. The proceeds of the notes were applied by IC Power Singapore towards paying the purchase consideration for the acquisition of Kenon’s entire equity interest in IC Power. The notes both bear interest at a rate of LIBOR + 6% per annum until the date the notes are fully paid.

Separation and Distribution Agreement

In connection with the spin-off, we entered into a Separation and Distribution Agreement with IC which set forth, among other things, our agreements with IC regarding the principal transactions necessary to separate our businesses from IC and its other businesses.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies the assets transferred, the liabilities retained by IC or assumed by Kenon, and the contracts retained by IC or assigned to Kenon in connection with the spin-off. IC also assigned and transferred to Kenon IC’s full rights and obligations according to, and in connection with, certain loans it provided to, and certain undertakings it made in respect of, the businesses it transferred to Kenon in connection with the spin-off.

Release of Claims

Except with respect to (i) those legal proceedings pending against IC at the time of the consummation of the spin-off and relating to any of the businesses transferred to Kenon, and (ii) certain other exceptions set forth in the Separation and Distribution Agreement, Kenon assumed liability for the claims of each of the businesses transferred to it, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the spin-off.

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

The foregoing summary of the registration rights agreements is subject to, and is qualified in its entirety by, the full text of each registration rights agreement, copies of which were filed as Exhibits 2.2, 2.3 and 2.4 to Kenon’s Registration Statement Form 20-F filed in connection with the spin-off and are incorporated by reference herein.

IC Power

Sales of Electricity and Gas

OPC sells electricity through PPAs to some entities that may be considered to be related parties (as they may be considered to be under common control with it). OPC recorded revenues from related parties in the amount of NIS 570 million (approximately $146 million) in the year ended December 31, 2015.

OPC and AIE also sell an immaterial amount of gas to some entities that may be considered related parties.

Bank Leumi

Bank Leumi, which holds approximately 14% of our ordinary shares, is the arranger of, and lender under, OPC’s NIS 1,800 million financing agreement. Additionally, OPC makes deposits in the ordinary course of its business in a deposit account maintained at Bank Leumi on commercially reasonable terms.

For further information on OPC’s financing agreement, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—OPC Financing Agreement” and the full text of OPC’s financing agreement, a copy of which is attached hereto as Exhibit 4.10 and is incorporated by reference herein.

Qoros

Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business. Additionally, Qoros entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with a license to utilize Qoros’ platform in exchange for a fee.

For further information on Qoros’ commercial arrangements with Chery, see Note 29 to Qoros’ consolidated financial statements, included in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

For information on the financial statements filed as a part of this annual report, see “Item 18. Financial Statements.” For information on export sales as well as our legal proceedings, see “Item 4.B Business Overview.” For information on our dividend policy, see “Item 10.B Constitution.”

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

ITEM 9. The Offer and Listing

A.	Offer and Listing Details.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the NYSE.

	Price per ordinary share ($)
	High	Low
Annual Since January 6, 2015 Listing:
Year ended December 31, 2015	22.13	9.66
Quarterly Since January 6, 2015 Listing:
Three months ended March 31, 2015	21.00	16.01
Three months ended June 30, 2015	22.13	19.26
Three months ended September 30, 2015[1]	21.10	13.19
Three months ended December 31, 2015	14.67	9.66
Three months ended March 31, 2016	10.02	7.46
Monthly
October 2015	14.67	12.69
November 2015	13.00	11.03
December 2015	10.89	9.66
January 2016	10.02	8.70
February 2016	8.87	8.02
March 2016	8.00	7.46
April 2016 (through April 21, 2016)	8.05	7.40

1.	On July 23, 2015, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. The closing price of Tower on NASDAQ on July 23, 2015 was $14.16.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE.

	Price per ordinary share (NIS)
	High	Low
Annual Since January 6, 2015 Listing:
Year ended December 31, 2015	84.98	37.75
Quarterly Since January 6, 2015 Listing:
Three months ended March 31, 2015	81.99	63.00
Three months ended June 30, 2015	84.98	74.75
Three months ended September 30, 2015[1]	80.04	51.51

	Price per ordinary share (NIS)
	High	Low
Three months ended December 31, 2015	55.93	37.75
Three months ended March 31, 2016	40.00	29.13
Monthly
October 2015	55.93	50.45
November 2015	51.60	42.12
December 2015	41.71	37.75
January 2016	40.00	34.99
February 2016	34.96	31.52
March 2016	31.64	29.13
April 2016 (through April 21, 2016)	30.32	28.10

1.	On July 23, 2015, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. The closing price of Tower on the TASE on July 23, 2015 was NIS53.00.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on each of the NYSE and the TASE under the symbol “KEN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A.	Share Capital

Not applicable.

B.	Constitution

Following certain amendments to the Singapore Companies Act, which took effect in phases on July 1, 2015 and January 3, 2016, our memorandum and articles of association have been merged into one document called the “constitution” by operation of law on the latter date. The following description of our constitution is a summary and is qualified by reference to the constitution, a copy of which has previously been filed with the SEC.

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 18 months from our incorporation date (and in the case of subsequent periods, 15 months)) or six months from our financial year end, being December 31, whichever is earlier; or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly convened general meeting.

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2016 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Our constitution provides that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our board of directors may determine. Under the Singapore Companies Act, our preference shareholders will have the right to attend any general meeting insofar as the circumstances set forth below apply and on a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the winding-up of our company; and

•	upon any resolution which varies the rights attached to such preference shares.

We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the statement with the Singapore Registrar of Companies.

Further, the shares must be fully paid-up before they are redeemed.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our constitution, our ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form acceptable to our directors. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence of ownership and title as the directors may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Election and Re-election of Directors

Under our constitution, our shareholders by ordinary resolution, or our board of directors, may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed by our board of directors shall hold office only until the next annual general meeting, and shall then be eligible for re-election.

Our constitution provides that, subject to the Singapore Companies Act, no person other than a director retiring at a general meeting is eligible for appointment as a director at any general meeting, without the recommendation of the Board for election, unless (a) in the case of a member or members who in aggregate hold(s) more than fifty percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than ten days, or (b) in the case of a member or members who in aggregate hold(s) more than five percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than 120 days, before the date of the notice provided to members in connection with the general meeting, a written notice signed by such member or members (other than the person to be proposed for appointment) who (i) are qualified to attend and vote at the meeting for which such notice is given, and (ii) have held shares representing the prescribed threshold in (a) or (b) above, for a continuous period of at least one year prior to the date on which such notice is given, is lodged at our registered office. Such a notice must also include the consent of the person nominated.

Shareholders’ Meetings

We are required to hold an annual general meeting each year. Our first annual general meeting was held on June 30, 2015. Subsequent annual general meetings must be held not more than 15 months after the holding of the last preceding annual general meeting, and in each case, not later than six months from our financial year end, being December 31. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings

(disregarding paid-up shares held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:

•	14 days’ written notice to be given by Kenon of a general meeting to pass an ordinary resolution; and

•	21 days’ written notice to be given by Kenon of a general meeting to pass a special resolution,

to every member and the auditors of Kenon. Our constitution further provides that in computing the notice period, both the day on which the notice is served, or deemed to be served, and the day for which the notice is given shall be excluded.

Unless otherwise required by law or by our constitution, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our constitution.

Voting Rights

Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is entitled to vote and who is present in person or by proxy at the meeting has one vote. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by him or which he represents.

Dividends

We have no current plans to pay annual or semi-annual cash dividends. However, as part of our strategy, we may, in the event that we divest a portion of, or our entire equity interest in, any of our businesses, distribute such cash proceeds or declare a distribution-in-kind of shares in our investee companies. No dividend may be paid except out of profits and we currently do not have distributable profits from which dividends may be declared. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of Kenon’s standalone unconsolidated accounts (which will be based upon the SFRS). Under Singapore law, it is also possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. The completion of a capital reduction exercise may require the approval of the Singapore Courts, and we may not be successful in our attempts to obtain such approval.

Additionally, because we are a holding company, our ability to pay cash dividends, or declare a distribution-in-kind of the ordinary shares of any of our businesses, may be limited by restrictions on our ability to obtain sufficient funds through dividends from our businesses, including restrictions under the terms of the agreements governing the indebtedness of our businesses. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by our board of directors. Generally, a final dividend is declared out of profits disclosed by the accounts presented to the annual general meeting, and requires approval of our shareholders. However, our board of directors can declare interim dividends without approval of our shareholders.

Bonus and Rights Issues

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.

Takeovers

The Singapore Code on Take-overs and Mergers, the Singapore Companies Act and the Securities and Futures Act, Chapter 289 of Singapore regulate, among other things, the acquisition of ordinary shares of Singapore-incorporated public companies. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They include:

•	a company and its related companies, the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company and its pension funds and employee share schemes;

•	a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•	a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;

•	directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•	an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory takeover offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

In October 2014, the Securities Industry Council of Singapore waived application of the Singapore Code on Take-overs and Mergers to the Company, subject to certain conditions. Pursuant to the waiver, for as long as Kenon is not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the offeror relies on a Tier 1 exemption to avoid full compliance with U.S. tender offer regulations, the Singapore Code on Take-overs and Mergers shall not apply to Kenon.

Insofar as the Singapore Code on Take-overs and Mergers applies to Kenon, the Singapore Code on Take-overs and Mergers generally provides that the board of directors of Kenon should bring the offer to the shareholders of Kenon in accordance with the Singapore Code on Take-overs and Mergers and refrain from an action which will deny the shareholders from the possibility to decide on the offer.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations on Rights to Hold or Vote Ordinary Shares

Except as discussed above under “—Takeovers,” there are no limitations imposed by the laws of Singapore or by our constitution on the right of non-resident shareholders to hold or vote ordinary shares.

Limitations of Liability and Indemnification Matters

Our constitution currently provides that, subject to the provisions of the Singapore Companies Act, every director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties (and where he serves at our request as a director, officer, employee or agent of any of our subsidiaries or affiliates) or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, default, breach of duty or breach of trust.

The limitation of liability and indemnification provisions in our constitution may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Comparison of Shareholder Rights

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our constitution or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	Singapore—Kenon Holdings Ltd.
Board of Directors
A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The constitution of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in our articles and the Singapore Companies Act, respectively. Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Delaware	Singapore—Kenon Holdings Ltd.
Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt a director (to any extent) from any liability which would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to Kenon will be void except as permitted under the Singapore Companies Act. Nevertheless, a director can be released by the shareholders of Kenon for breaches of duty to Kenon, except in the case of fraud, illegality, insolvency and oppression or disregard of minority interests.

Our constitution currently provides that, subject to the provisions of the Singapore Companies Act and every other act for the time being in force concerning companies and affecting Kenon, every director, auditor, secretary or other officer of Kenon and its subsidiaries and affiliates shall be entitled to be indemnified by Kenon against all liabilities incurred by him in the execution and discharge of his duties and where he serves at the request of Kenon as a director, officer, employee or agent of any subsidiary or affiliate of Kenon or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Kenon, and in which judgment is given in his favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with an application under statute in respect of such act or omission in which relief is granted to him by the court.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Delaware	Singapore—Kenon Holdings Ltd.
stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to Kenon not less than 28 days before the meeting at which it is moved. Kenon shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Our constitution provides that Kenon may by ordinary resolution of which special notice has been given, remove any director before the expiration of his period of office, notwithstanding anything in our constitution or in any agreement between Kenon and such director and appoint another person in place of the director so removed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The constitution of a Singapore company typically provides that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any time exceed the maximum number fixed in the articles. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election. Our articles provide that the shareholders may by ordinary resolution, or the directors may, appoint any person to be a director as an additional director or to fill a vacancy provided that any person so appointed by the directors will only hold office until the next annual general meeting, and will then be eligible for re-election.
Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General	Our constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given). The board of directors has no right to amend the constitution.

Delaware	Singapore—Kenon Holdings Ltd.
Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.
Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting was required to be held within 18 months of Kenon’s incorporation and subsequently, annual general meetings must be held not more than 15 months after the holding of the last preceding annual general meeting, and in each case, not later than six months from Kenon’s financial year end.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more members (shareholders) holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the total number of paid-up shares of Kenon carrying voting rights.

Our constitution provides that the directors may, whenever they think fit, convene an extraordinary general meeting.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Our constitution provides that shareholders entitled to vote holding 33 and 1/3 of our issued and paid-up shares, present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week.

Indemnification of Officers, Directors and Employers

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the

The Singapore Companies Act specifically provides that Kenon is allowed to:

•       purchase and maintain for any officer insurance against any liability attaching to such officer in respect of any negligence, default, breach of duty or breach of trust in relation to Kenon;

Delaware	Singapore—Kenon Holdings Ltd.

request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•       acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•       in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

•       indemnify such officer against liability incurred by a director to a person other than Kenon except when the indemnity is against (i) any liability of the director to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (ii) any liability incurred by the officer (1) in defending criminal proceedings in which he is convicted, (2) in defending civil proceedings brought by Kenon or a related company of Kenon in which judgment is given against him or (3) in connection with an application for relief under specified sections of the Singapore Companies Act in which the court refuses to grant him relief.

•       indemnify any auditor against any liability incurred or to be incurred by such auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such auditor’s favor or in which such auditor is acquitted; or

•       indemnify any auditor against any liability incurred by such auditor in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such auditor by a court.

In cases where, inter alia, an officer is sued by Kenon the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably; (ii) the director acted honestly; and (iii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Our constitution currently provides that, subject to the provisions of the Singapore Companies Act and every other act for the time being in force concerning companies and affecting Kenon, every director, auditor, secretary or other officer of Kenon and its subsidiaries and affiliates shall be entitled to be indemnified by Kenon against all liabilities incurred by him in the execution and discharge of his duties and where he serves at the request of Kenon as a director, officer, employee or agent of any subsidiary or affiliate of Kenon or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Kenon, and in which judgment is given in his favor (or the proceedings

Delaware	Singapore—Kenon Holdings Ltd.
otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with an application under statute in respect of such act or omission in which relief is granted to him by the court.
Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. For further information on such provisions, see “—Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•       notwithstanding anything in Kenon’s constitution , directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of Kenon’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•       subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•       notwithstanding anything in Kenon’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without a Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions under the Singapore Companies Act in respect of passing shareholders’ resolutions by written means that apply to public companies listed on a securities exchange.
Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make

Derivative actions

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action on behalf of Kenon.

Applications are generally made by shareholders of Kenon or individual directors, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on

Delaware	Singapore—Kenon Holdings Ltd.
a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

behalf of Kenon or intervene in an action to which Kenon is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of Kenon.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, generally does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action.

These shareholders are commonly known as “lead plaintiffs.” Further, there are circumstances under the provisions of certain Singapore statutes where shareholders may file and prove their claims for compensation in the event that Kenon has been convicted of a criminal offense or has a court order for the payment of a civil penalty made against it.

Additionally, for as long as Kenon is listed in the U.S. or in Israel, Kenon has undertaken not to claim that it is not subject to any derivative/class action that may be filed against it in the U.S. or Israel, as applicable, solely on the basis that it is a Singapore company.

Dividends or Other Distributions; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law. Our constitution provides that no dividend can be paid otherwise than out of profits of Kenon.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void. However, provided that it is expressly permitted to do so by its constitution and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, Kenon may:

•       redeem redeemable preference shares (the redemption of these shares will not reduce the capital of Kenon). Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act;

Delaware	Singapore—Kenon Holdings Ltd.

•       whether listed on a securities exchange (in Singapore or outside Singapore) or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•       whether listed on a securities exchange (in Singapore or outside Singapore), make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•       whether listed on a securities exchange (in Singapore or outside Singapore) or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

Kenon may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by Kenon in a relevant period may not exceed 20% of the total number of ordinary shares in that class as of the date of the resolution pursuant to the relevant share repurchase provisions under the Singapore Companies Act. Where, however, Kenon has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of Kenon’s distributable profits or capital, provided that Kenon is solvent. Such payment may include any expenses (including brokerage or commission) incurred directly in the purchase or acquisition by Kenon of its ordinary shares.

Financial assistance for the acquisition of shares

Kenon may not give financial assistance to any person whether directly or indirectly for the purpose of:

•       the acquisition or proposed acquisition of shares in Kenon or units of such shares; or

•       the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, as the case may be, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

Delaware	Singapore—Kenon Holdings Ltd.
However, it should be noted that Kenon may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including, where applicable, approval by the board of directors or by the passing of a special resolution by its shareholders) set out in the Singapore Companies Act. Our constitution provides that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.
Transactions with Officers and Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, the chief executive officer and directors are not prohibited from dealing with Kenon, but where they have an interest in a transaction with Kenon, that interest must be disclosed to the board of directors. In particular, the chief executive officer and every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with Kenon must, as soon as practicable after the relevant facts have come to such officer or director’s knowledge, declare the nature of such officer or director’s interest at a board of directors’ meeting or send a written notice to Kenon containing details on the nature, character and extent of his interest in the transaction or proposed transaction with Kenon.

In addition, a director or chief executive officer who holds any office or possesses any property which, directly or indirectly, duties or interests might be created in conflict with such officer’s duties or interests as director or chief executive officer, is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to Kenon containing details on the nature, character and extent of the conflict.

The Singapore Companies Act extends the scope of this statutory duty of a director or chief executive officer to disclose any interests by pronouncing that an interest of a member of the director’s or, as the case may be, the chief executive officer’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

There is however no requirement for disclosure where the interest of the director or chief executive officer (as

Delaware	Singapore—Kenon Holdings Ltd.

the case may be) consists only of being a member or creditor of a corporation which is interested in the proposed transaction with Kenon if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to Kenon, no disclosure need be made where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director or chief executive officer is also a director or chief executive officer of that corporation, unless the constitution provides otherwise.

Subject to specified exceptions, including a loan to a director for expenditure in defending criminal or civil proceedings, etc. or in connection with an investigation, or an action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to Kenon, the Singapore Companies Act prohibits Kenon from: (i) making a loan or quasi-loan to its directors or to directors of a related corporation (each, a “relevant director”); (ii) giving a guarantee or security in connection with a loan or quasi-loan made to a relevant director by any other person; (iii) entering into a credit transaction as creditor for the benefit of a relevant director; (iv) giving a guarantee or security in connection with such credit transaction entered into by any person for the benefit of a relevant director; (v) taking part in an arrangement where another person enters into any of the transactions in (i) to (iv) above or (vi) below and such person obtains a benefit from Kenon or a related corporation; or (vi) arranging for the assignment to Kenon or assumption by Kenon of any rights, obligations or liabilities under a transaction in (i) to (v) above. Kenon is also prohibited from entering into the transactions in (i) to (vi) above with or for the benefit of a relevant director’s spouse or children (whether adopted or naturally or step-children).

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions under the Singapore Companies Act.

Delaware	Singapore—Kenon Holdings Ltd.
Cumulative Voting

Under the Delaware General Corporation Law, a corporation	There is no equivalent provision under the Singapore
may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative
voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes
for one director or among the directors in any proportion.	Companies Act in respect of companies incorporated in Singapore.
Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	The constitution of a Singapore company typically provides that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our constitution provides that our shareholders may grant to our board the general authority to issue such preference shares until the next general meeting. For further information, see “Item 3D. Risk Factors—Risks Relating to Our Ordinary Shares—Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion,” and “Item 10B. Memorandum and Articles of Association—Preference Shares.”

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.	Singapore law does not generally prohibit a corporation from adopting “poison pill” arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

However, under the Singapore Code on Take-overs and Mergers, if, in the course of an offer, or even before the date of the offer announcement, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

For further information on the Singapore Code on Take-overs and Mergers, see “Item 10B. Memorandum and Articles of Association—Takeovers.”

C.	Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

D.	Exchange Controls

There are currently no exchange control restrictions in effect in Singapore.

E.	Taxation

The following summary of the United States federal income tax and Singapore tax consequences of ownership of our ordinary shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our ordinary shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our ordinary shares. Each prospective holder is urged to consult its tax adviser as to the particular tax consequences to such holder of the ownership and disposition of our ordinary shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

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

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on our ordinary shares, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The United States does not currently have a comprehensive income tax treaty with Singapore. However, the ordinary shares should be considered to be readily tradable on established securities markets in the United States if they are listed on the NYSE. Therefore, we expect that our ordinary shares should generally be considered to be readily tradable on an established securities market in the United States, and we expect that dividends with respect to such ordinary shares should qualify for the reduced rate. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2015. We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Material Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax, or GST, stamp duty and estate duty considerations relevant to the acquisition, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ordinary shares, taking into account their own particular circumstances. The statements below are based upon the assumption that Kenon is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither Kenon nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ordinary shares.

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

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

For further information on our market risks and the sensitivity analyses of these risks, see Note 30—Financial Instruments to our financial statements included in this annual report.

ITEM 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. These rules define internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2015. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

In 2015, we commenced our plan to strengthen our internal controls over financial reporting within the Kenon group as part of our implementation of Section 404 of the Sarbanes-Oxley Act. As part of this process, we formalized (i) financial reporting policies for various key areas, including, disclosure controls and procedures; (ii) processes to promote effective upward communication between us and our subsidiaries and associated companies; and (iii) management review controls to identify, record, process and summarize both financial and non-finacial information.

We believe these steps have enhanced the quality of our internal controls and procedures as of December 31, 2015.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting

It should be noted that any system of controls, however well-designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Projections regarding the effectiveness of a system of controls in future periods are subject to the risk that such controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Laurence N. Charney is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Laurence N. Charney satisfies the NYSE’s listed company “independence” requirements.

ITEM 16B. Code of Ethics

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our chief executive officer and our chief financial officer. Our Code of Conduct is available on our website at www.kenon-holdings.com.

ITEM 16C. Principal Accountant Fees and Services

In 2015, KPMG LLP, a member firm of KPMG International, was appointed as our independent registered public accounting firm for the audit of the fiscal year ending December 31, 2015, for which audited financial statements appear in this annual report.

Our audit committee charter requires that all audit and non-audit services provided by our independent auditors are pre-approved by our audit committee, provided that certain de minimis non-audit services provided by our independent auditors do not need to be approved by our audit committee.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the period ended December 31, 2015 and by Somekh Chaikin, a member firm of KPMG International, and other member firms within this network, for the period ended December 31, 2014:

	Year ended December 31,
	2015	2014
	(in thousands of USD)
Audit Fees[1]	$4,189	$930
Audit-Related Fees[2]	1,030	—
Tax Fees[3]	$394	$158
All Other Fees	—	—

Total	$5,613	$1,088

1.	Includes fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit of our annual financial statements, and those of our consolidated subsidiaries, as well as additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation. The above audit fees for the year ended December 31, 2014 do not include fees of $150,000 billed or accrued in connection with the principal accountant’s PCAOB audit of ZIM for the years 2012-2014 in connection with Kenon’s statutory and regulatory filings or engagements.
2.	The audit-related fees for the year ended December 31, 2015 include fees billed or accrued in connection with IC Power Singapore’s filing of a registration statement on Form F-1 and its contemplated initial public offering.
3.	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

In connection with our spin-off from IC, upon the recommendation of our audit committee and board of directors, on May 28, 2014, Kenon appointed Somekh Chaikin, or KPMG Israel, a member firm of KPMG International and IC’s principal auditor, to serve as the independent registered public accounting firm for the audit of our combined carve-out financial statements for the years ended December 31, 2013 and 2012. These financial statements appeared in our Registration Statement on Form 20-F, dated as of January 5, 2015, which we filed with the SEC in connection with the initial listing of our common shares on the NYSE.

On May 29, 2014, upon the recommendation of our audit committee and board of directors, Kenon appointed KPMG LLP, or KPMG Singapore, to serve as the statutory auditor for the audit of our standalone financial statements for the period ended December 31, 2014. Kenon consulted KPMG Singapore on customary matters relating to this audit and, upon its completion of the audit, KPMG Singapore delivered an independent auditors’ report regarding Kenon’s standalone financial statements for the period ended December 31, 2014, which report was filed as Exhibit 99.3 to Kenon’s Report on Form 6-K, dated as of June 12, 2015.

On February 16, 2015, in connection with the preparation and audit of our financial statements for the year ended December 31, 2014, and upon the recommendation of our audit committee and board of directors, Kenon appointed KPMG Israel to serve as the independent registered public accounting firm for the audit of our combined carve-out financial statements for the years ended December 31, 2014, 2013 and 2012. These financial statements appeared in our Annual Report on Form 20-F for the year ended December 31, 2014.

On May 19, 2015, in connection with the preparation and audit of our financial statements for the year ended December 31, 2015, which financial statements appear in this Form 20-F, Kenon, upon the recommendation of our audit committee and board of directors, re-appointed KPMG Singapore to serve as the statutory auditor for the audit of our standalone financial statements for the year ended December 31, 2015. Kenon also appointed KPMG Singapore to serve as the independent registered public accounting firm for the audit of our consolidated financial statements for the year ended December 31, 2015, and this appointment constituted a dismissal of KPMG Israel as of such date.

Neither of KPMG Israel’s report for our combined carve-out financial statements for the years ended December 31, 2014, 2013 and 2012 nor KPMG Israel’s report for our combined carve-out financial statements for the years ended December 31, 2013 and 2012 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, from the date of Kenon’s incorporation in March 2014, there were no disagreements between Kenon and KPMG Israel on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG Israel, would have caused KPMG Israel to make reference to the subject matter of such disagreement in connection with its report. None of the “reportable events” described in Item 16F(a)(1)(v) of Form 20-F have occurred since Kenon’s incorporation in March 2014.

Other than as disclosed above, prior to May 19, 2015 (the date on which Kenon appointed KPMG Singapore to serve as the independent registered public accounting firm for the audit of our consolidated financial statements for the year ended December 31, 2015), neither Kenon nor anyone acting on its behalf consulted KPMG Singapore regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Kenon’s financial statements, and KPMG Singapore did not provide either a written report or oral advice to Kenon that was an important factor considered by Kenon in reaching a decision as to any accounting, auditing, or financial reporting issue. Kenon has provided KPMG Israel with a copy of the foregoing disclosure and has requested that KPMG Israel furnish a letter addressed to the SEC stating whether KPMG Israel agrees with such disclosure and, if not, stating the respects in which KPMG Israel does not agree. A copy of KPMG Israel’s letter is filed herewith as Exhibit 15.6.

ITEM 16G. Corporate Governance

None.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1	Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2*	Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd, as supplemented by Supplement No. 1 to the Loan Agreement, dated March 17, 2016

4.3	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5*	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A., as amended

4.6	English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.7†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8†	Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015)

4.9	Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021 (Incorporated by reference to Exhibit 4.9 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.10	Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

Exhibit Number	Description of Document

4.11	Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto (Incorporated by reference to Exhibit 4.11 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.12*	Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.13*	Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.14*	Stock Purchase Agreement, dated as of December 29, 2015, among IC Power Distribution Holdings PTE, Limited, as Purchaser, Inkia Energy, Limited, as Purchaser Guarantor, DEORSA-DEOCSA Holdings Limited, as Seller, and Estrella Cooperatief BA

4.15*	Pledge Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and IC Power Pte. Ltd.

4.16*	Security over Shares Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and Kenon Holdings Ltd.

4.17*	Loan Agreement, dated as of April 22, 2016, between Quantum (2007) LLC, as borrower, and Ansonia Holdings Singapore B.V., as lender

4.18*	Undertaking Agreement, dated as of April 22, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V.

4.19*	Second Amended and Restated Limited Liability Company Agreement of Quantum (2007) LLC, dated as of April 22, 2016

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Somekh Chaikin, a Member Firm of KPMG International

15.3*	Consent of KPMG Huazhen LLP, Independent Auditor of Qoros Automotive Co., Ltd.

15.4*	Consent of Caipo y Asociados S. Civil de R.L., Independent Auditors of Generandes Perú S.A.

15.5*	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

15.6*	Letter from Somekh Chaikin, a Member Firm of KPMG International, Regarding Item 16F

99.1	Unaudited consolidated financial Statements of Generandes Perú S.A. as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013, and the audited consolidated financial statements of Generandes Perú S.A. as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013 and 2012, and the related independent auditors’ report thereon, all included on pages F-120 – F-268 of IC Power Pte. Ltd.’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-206667), filed on November 2, 2015, and incorporated by reference herein

*	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

Kenon Holdings Ltd and subsidiaries

Consolidated Financial Statements

As at December 31, 2015 and for the year then ended

Kenon Holdings Ltd and combined entities

Combined Financial Statements

As at December 31, 2014 and for the years ended December 31, 2014 and 2013

Kenon Holdings Ltd

Consolidated Financial Statements

as at December 31, 2015 and for the year then ended

Combined Financial Statements

as at December 31, 2014 and for the years ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kenon Holdings Ltd.:

We have audited the accompanying consolidated statement of financial position of Kenon Holdings Ltd. (the “Company”) and subsidiaries as of December 31, 2015, and the related consolidated statements of profit and loss, other comprehensive loss, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kenon Holdings Ltd. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kenon Holdings Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Singapore

April 8, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kenon Holdings Ltd.:

We have audited Kenon Holdings Ltd.’s internal control over financial reporting as of December 31, 2015, based on Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kenon Holdings Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kenon Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Kenon Holdings Ltd. and subsidiaries as of December 31, 2015, and the related consolidated statements of profit and loss, other comprehensive loss, changes in equity, and cash flows for the year then ended, and our report dated April 8, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Singapore

April 8, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kenon Holdings Ltd.:

We have audited the accompanying combined carve-out statements of financial position of the carved-out operations of certain holdings of Israel Corporation Ltd. (“Kenon Holdings, Carve-out”) as of December 31, 2014 and the related combined carve-out statements of income, other comprehensive income, changes in parent company investment and cash flows for each of the years in the two-year period ended December 31, 2014. These combined carve-out financial statements are the responsibility of Kenon Holdings, Carve-out’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We did not audit the financial statements of Tower Semiconductor Ltd. (Tower), (a 29% and 32% owned unconsolidated associated company as of December 31, 2014 and 2013, respectively). Kenon Holdings, Carve-out’s investment in Tower at December 31, 2014 was $14 million and its equity in profit of Tower was $18.3 million for the year 2014, and its equity in losses in the amount of $31 million for the year 2013. The financial statements of Tower were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Tower, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and on the report of the other auditors, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of Kenon Holdings, Carve-out, as defined in Note 1C, as of December 31, 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr)

A member firm of KPMG International

Tel Aviv, Israel

March 31, 2015

Somekh Chaikin, an Israeli partnership and member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. (the “Company”) and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 23, the consolidated financial statements include a reconciliation of the company’s financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

February 29, 2016

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Financial Position as at December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statement of Financial Position as at December 31, 2014

		As at December 31
		2015	2014*
	Note	US$ thousands
Current assets
Cash and cash equivalents	5	383,953	610,056
Short-term investments and deposits	6	308,702	226,830
Trade receivables, net	7	123,273	181,358
Other current assets	8	45,260	59,064
Income tax receivable		3,926	3,418
Inventories	9	50,351	55,335

Total current assets		915,465	1,136,061

Non-current assets
Investments in associated companies	10	369,022	435,783
Deposits, loans and other receivables, including financial instruments	12	88,475	74,658
Deferred taxes, net	25	2,693	25,743
Property, plant and equipment, net	13	2,959,878	2,502,787
Intangible assets, net	14	147,244	144,671

Total non-current assets		3,567,312	3,183,642

Total assets		4,482,777	4,319,703

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Financial Position as at December 31, 2015, continued

Kenon Holdings Ltd and combined entities

Combined Statement of Financial Position as at December 31, 2014, continued

		As at December 31
		2015	2014*
	Note	US$ thousands
Current liabilities
Loans and debentures	15	352,668	161,486
Trade payables	16	145,454	144,488
Other payables, including derivative instruments	17	108,873	114,165
Provisions	18	41,686	69,882
Income tax payable		4,705	6,766

Total current liabilities		653,386	496,787

Non-current liabilities
Loans, excluding current portion	15	1,709,063	1,528,930
Debentures, excluding current portion	15	655,847	686,942
Derivative instruments	17	35,625	21,045
Deferred taxes, net	25	138,083	132,010
Other non-current liabilities		27,218	16,291

Total non-current liabilities		2,565,836	2,385,218

Total liabilities		3,219,222	2,882,005

Equity
Share capital	20A	1,267,210	—
Former Parent company investment		—	1,227,325
Translation reserve	20B	(16,916)	28,440
Capital reserve	20C	2,212	(25,274)
Accumulated deficit		(191,292)	—

Equity attributable to owners of the Company		1,061,214	1,230,491
Non-controlling interests		202,341	207,207

Total equity		1,263,555	1,437,698

Total liabilities and equity		4,482,777	4,319,703

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Profit & Loss for the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined statements of Profit & Loss for the years ended December 31, 2014 and 2013

		For the year ended December 31
		2015	2014*	2013*
	Note	US$ thousands
Continuing Operations
Revenues from sale of electricity		1,289,068	1,372,230	873,394
Cost of sales and services (excluding depreciation)	21	(862,855)	(981,141)	(593,802)
Depreciation		(110,917)	(100,434)	(70,404)

Gross profit		315,296	290,655	209,188
Selling, general and administrative expenses	22	(103,823)	(131,118)	(72,955)
Gain from distribution of dividend in kind	10.C.c	209,710	—	—
Gain from disposal of investees	10.C.d	—	157,137	—
Gain on bargain purchase	11.A.1.e	—	68,210	1,320
Asset impairment		(6,541)	(47,844)	—
Dilution gains from reductions in equity interest held in associates	10.C.c	32,829	—	—
Other expenses	23	(7,076)	(13,970)	(5,338)
Other income	23	15,450	51,037	4,327

Operating profit from continuing operations		455,845	374,107	136,542

Financing expenses	24	(124,228)	(110,179)	(68,779)
Financing income	24	13,412	16,243	4,789

Financing expenses, net		(110,816)	(93,936)	(63,990)
Share in losses of associated companies, net of tax	10	(186,759)	(170,897)	(126,690)

Profit from continuing operations before income taxes		158,270	109,274	(54,138)
Income taxes	25	(62,378)	(103,341)	(49,291)

Profit/(loss) for the year from continuing operations		95,892	5,933	(103,429)

Profit/(loss) for the year from discontinued operations	27	—	470,421	(512,489)

Profit/(loss) for the year		95,892	476,354	(615,918)

Attributable to:
Kenon’s shareholders		72,992	458,161	(631,140)
Non-controlling interests		22,900	18,193	15,222

Profit for the year		95,892	476,354	(615,918)

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	26	1.36	8.58	(11.82)
Basic/diluted profit/(loss) per share from continuing operations	26	1.36	(0.23)	(2.13)
Basic/diluted profit/(loss) per share from discontinued operations	26	—	8.81	(9.69)

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Other Comprehensive Loss for the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statements of Other Comprehensive Loss for the years ended December 31, 2014 and 2013

	For the year ended December 31
	2015	2014*	2013*
	US$ thousands
Profit/(loss) for the year	95,892	476,354	(615,918)

Items that will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	(18,132)	(10,782)	(20,624)
Foreign currency translation differences in respect of foreign operations recognised in profit or loss	—	(24,891)	—
Change in fair value of derivatives used to hedge cash flows	(6,365)	(13,144)	(18,582)
Group’s share in other comprehensive income/(loss) of associated companies	(623)	(7,306)	9,322
Income taxes in respect of components other comprehensive income/(loss)	773	2,303	5,554
Components of net other comprehensive loss in respect from discontinued operations	—	(4,025)	(5,168)

Total	(24,347)	(57,845)	(29,498)

Items that will not be reclassified to profit or loss
Group’s share in net other comprehensive loss of associate companies	—	(3,978)	—

Components of other comprehensive loss in respect of discontinued operations	—	—	(3,409)

Total other comprehensive loss for the year	(24,347)	(61,823)	(32,907)

Total comprehensive income/(loss) for the year	71,545	414,531	(648,825)

Attributable to:
Kenon’s shareholders	52,423	400,815	(660,579)
Non-controlling interests	19,122	13,716	11,754

Total comprehensive income/(loss) for the year	71,545	414,531	(648,825)

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Changes in Equity

For the year ended December 31, 2015

								Non-
								controlling
		Attributable to the Kenon’s shareholders						interests	Total
			Former
			Parent
		Share	company	Translation	Capital	Accumulated
		Capital	investment	reserve	reserves	deficit	Total
	Note	$ thousands
Balance at January 1, 2015 *		—	1,227,325	28,440	(25,274)	—	1,230,491	207,207	1,437,698
Share based payments		—	—	—	556	—	556	320	876
Dividend to holders of non-controlling interests in a subsidiary		—	—	—	—	—	—	(12,340)	(12,340)
Acquisition of non- controlling interest in subsidiary		—	—	—	—	(1,222)	(1,222)	(18,078)	(19,300)
Reclassification of net loss (pre spin-off)		—	8,552	—	—	(8,552)	—	—	—
Contribution from former parent company		—	34,271	—	—	—	34,271	—	34,271

Issuance of shares of subsidiary to holders of non-controlling interests		—	—	—	—	—	—	6,110	6,110
Distribution of dividend in kind	10.C.c	(14,062)	—	498	—	(241,741)	(255,305)	—	(255,305)
Issuance of common stock and reclassification of former parent company investment in connection with the spin-off		1,281,272	(1,283,550)	(28,440)	30,718	—	—	—	—
Post spin-off adjustment *		—	13,402	—	—	(13,402)	—	—	—
Total comprehensive income for the year
Net profit for the year		—	—	—	—	72,992	72,992	22,900	95,892
Other comprehensive (loss)/income for the year, net of tax		—	—	(17,414)	(3,788)	633	(20,569)	(3,778)	(24,347)

Balance at December 31, 2015		1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and combined entities

Combined Statements of Changes in Former Parent Company Investment

For the years ended December 31, 2014 and 2013

							Non-
							controlling
		Attributable to the Kenon’s shareholders					interests	Total
			Former
			Parent
		Share	company	Translation	Capital
		Capital	investment	reserve	reserves	Total
	Note	$ thousands
Balance at January 1, 2014 *		—	658,654	72,181	(21,205)	709,630	236,180	945,810
Acquisition of shares of subsidiary from holders of rights not conferring control		—	—	—	—	—	5,550	5,550
Dividend to holders of non-controlling interests in a subsidiary		—	—	—	—	—	(17,518)	(17,518)
Loss of control in a subsidiary		—	—	—	—	—	(86,743)	(86,743)
Non-controlling interest in respect of business combination		—	—	—	—	—	35,800	35,800
Non-controlling shareholder contribution		—	—	—	—	—	19,577	19,577
Share based payments in a subsidiary		—	—	—	—	—	428	428
Share based payments in Kenon		—	—	—	5,444	5,444	—	5,444
Contribution from former parent company		—	414,649	—	—	414,649	—	414,649
Payments to former parent company		—	(300,047)	—	—	(300,047)	—	(300,047)
Transactions with controlling shareholders		—	—	—	—	—	217	217
Total comprehensive income for the year
Income for the year *		—	458,161	—	—	458,161	18,193	476,354
Other comprehensive loss for the year, net of tax		—	(4,092)	(43,741)	(9,513)	(57,346)	(4,477)	(61,823)

Balance at December 31, 2014 *		—	1,227,325	28,440	(25,274)	1,230,491	207,207	1,437,698

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the combined financial statements.

Kenon Holdings Ltd and combined entities

Combined Statements of Changes in Former Parent Company Investment, continued

For the years ended December 31, 2014 and 2013

							Non-
							controlling
		Attributable to the Kenon’s shareholders					interests	Total
			Parent
		Share	company	Translation	Capital
		Capital	investment	reserve	reserves	Total
	Note	$ thousands
Balance at January 1, 2013 *		—	1,136,296	91,000	(13,000)	1,214,296	236,309	1,450,605
Dividend to holders of non-controlling interests in a subsidiary		—	—	—	—	—	(28,250)	(28,250)
Loss of control in subsidiary		—	—	—	—	—	(12,575)	(12,575)
Issuance of shares of subsidiary to holders of non-controlling interests		—	—	—	—	—	27,602	27,602
Share-based payments in a subsidiary		—	—	—	—	—	1,340	1,340
Contribution from former parent company		—	154,482	—	—	154,482	—	154,482
Transactions with controlling shareholder		—	1,431	—	—	1,431	—	1,431
Total comprehensive income for the year
Net loss for the year *		—	(631,140)	—	—	(631,140)	15,222	(615,918)
Other comprehensive loss for the year, net of tax		—	(2,415)	(18,819)	(8,205)	(29,439)	(3,468)	(32,907)

Balance at December 31, 2013 *		—	658,654	72,181	(21,205)	709,630	236,180	945,810

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Cash Flows

For the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statements of Cash Flows

For the years ended December 31, 2014 and 2013

	For the year ended December 31
	2015	2014*	2013*
	US$ thousands
Cash flows from operating activities
Profit/(loss) for the year	95,892	476,354	(615,918)
Adjustments:
Depreciation and amortization	120,047	188,171	238,621
Impairment of tangible assets and other investments	6,541	47,844	7,000
Derecognition of payments on account of vessels	—	—	71,646
Financing expenses, net	110,816	195,405	377,157
Share in losses of associated companies, net	186,759	168,044	116,715
Capital gains, net	4,506	(767,216)	(67,230)
Gain from changes in interest held in associates	(32,829)	—	—
Gain from distribution of dividend in kind	(209,710)	—	—
Share-based payments	876	8,413	4,463
Gain on bargain purchase	—	(68,210)	(1,320)
Income taxes	62,378	112,825	70,703

	345,276	361,630	201,837
Change in inventories	4,361	21,991	16,932
Change in trade and other receivables	35,491	(21,523)	(122,186)
Change in trade and other payables	(29,800)	29,830	128,682
Change in provisions and employee benefits	(33,426)	49,872	26,030

Cash generated from operating activities	321,902	441,800	251,295
Income taxes paid, net	(36,218)	(66,198)	(47,441)
Dividends received from investments in associates	4,487	34,774	53,111

Net cash provided by operating activities	290,171	410,376	256,965

(*)	Revised – see Note 31.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Cash Flows, continued

For the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statements of Cash Flows, continued

For the years ended December 31, 2014 and 2013

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Cash flows from investing activities
Proceeds from refund of payments on account vessels	—	—	30,000
Proceeds from sale of property, plant and equipment and intangible assets	539	17,449	95,934
Short-term deposits and loans, net	(83,408)	(253,097)	62,112
Cash paid for businesses purchased, less cash acquired	(9,441)	(67,180)	(27,850)
Disposal of subsidiary, net of cash disposed of and exit from combination	—	1,758	2,405
Investment in associates	(129,241)	(179,355)	(154,492)
Sale of securities held for trade and available for sale, net	13,217	—	—
Acquisition of property, plant and equipment	(515,838)	(425,184)	(311,517)
Acquisition of intangible assets	(16,844)	(11,496)	(9,135)
Cash disbursed – long-term loans	—	—	(628)
Interest received	7,924	3,934	3,949
Exit from the combination and transition to associate company less cash eliminated (See Note 27 (a))	—	(310,918)	—
Proceeds from sale of associate company	—	359,891	49,780
Payments for derivative investments used for hedging, net	—	(16,100)	(7,575)
Payment of consideration retained	(3,795)	—	—
Settlement of derivatives	—	(2,038)	(10,615)

Net cash used in investing activities	(736,887)	(882,336)	(277,632)

Cash flows from financing activities
Dividend paid to non-controlling interests	(12,340)	(17,518)	(28,250)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	6,110	19,577	27,602
Receipt of long-term loans and issuance of debentures	333,549	744,183	360,552
Repayment of long-term loans and debentures	(138,270)	(173,868)	(213,758)
Short-term credit from banks and others, net	123,053	(86,072)	171,637
Contribution from former parent company	34,271	414,649	154,482
Payments for transactions in derivative for hedging, net	—	(427)	(126)
Payment to the former parent company	—	(300,047)	—
Purchase of non-controlling interest	(20,000)	—	—
Interest paid	(93,858)	(170,885)	(191,199)

Net cash provided by financing activities	232,515	429,592	280,940

(Decrease) / Increase in cash and cash equivalents	(214,201)	(42,368)	260,273
Cash and cash equivalents at beginning of the year	610,056	670,976	411,079
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(11,902)	(18,552)	(376)

Cash and cash equivalents at end of the year	383,953	610,056	670,976

Significant non-cash investing transactions:
Acquisition of fixed assets under lease contract	—	(107,688)	—
Purchase of fixed assets on credit and others	(46,327)	(9,000)	(17,923)

Significant non-cash investing and financing activity during the year ended December 31, 2015 relating to transfer of certain business interests to Kenon Holdings Ltd from Israel Corporation Ltd and the issuance of common stock and reclassification of former parent company investment in connection with the spin-off – refer to Note 1.B.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd.

Notes to the consolidated/ combined financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our registered office and principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from its former parent company, Israel Corporation Ltd. (“IC”). The Company was formed to serve as the holding company of the businesses (together referred to as the “Group”). The primary focus will be to continue to grow and develop the primary businesses, I.C. Power Asia Development Ltd. (formerly known as I.C. Power Ltd.) (“I.C. Power”) and Qoros Automotive Co., Ltd. (“Qoros”).

B.	The split-up of Israel Corporation’s holdings

The split-up of IC’s holdings on January 7, 2015 involved the contribution of IC’s holdings in I.C. Power, Qoros, ZIM Integrated Shipping Services Ltd (“ZIM”), Tower Semiconductor Ltd. (“Tower”) and other assets and entities, to Kenon, in exchange for shares of Kenon. Kenon’s shares were, in turn, distributed on January 9, 2015 to the shareholders of IC as a “dividend in kind”. IC’s debt to banks and debenture holders remain in IC, and were not transferred to Kenon.

The split-up was completed on January 7, 2015 and subsequently, Kenon shares were traded on New York Stock Exchange (NYSE) and on Tel Aviv Stock Exchange (TASE) (NYSE and TASE: KEN).

After the split-up the primary subsidiary that Kenon holds is I.C. Power. I.C. Power, through its operating subsidiaries and associates, provides electricity generation using different technologies such as hydroelectric, natural gas and diesel turbines and heavy fuel oil engines in Peru, Chile, Colombia, Dominican Republic, Bolivia, El Salvador, Jamaica, Nicaragua, Guatemala and Israel.

The split-up included:

1)	IC’s undertaking in the separation agreement (as detailed in Note 29G) with its then wholly owned subsidiary, Kenon, which included (among other things): (i) transfer of the holdings in the companies being transferred to Kenon, as stated above, and transfer of certain rights and liabilities in connection with the companies being transferred from IC to Kenon; (ii) execution of an investment in the capital of Kenon in the amount of $35 million and (iii) issuance of shares of Kenon to IC in respect of the assets and rights to be transferred from IC to Kenon and

2)	IC’s undertaking in a loan agreement whereby, among other things, IC provided Kenon a credit framework in an aggregate amount of up to $200 million, Kenon would pay an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility and an annual interest of Libor+6% interest on the drawn amount, and in the framework thereof it will be provided that in a case of realization of guarantees that IC will remain responsible for with respect to Qoros, the amount for which IC will be liable in a case of realization of these guarantees will be considered a debt of Kenon to IC and the provisions of the loan agreement will apply to it. In 2015, Kenon drewdown $110 million under its credit facility from IC and IC’s back-to-back guarantee of Qoros’ debt was fully released; on January 4, 2016, after the date of this report, Kenon drewdown $40 million under this credit facility from IC; and on March 10, 2016, Kenon submitted a drawdown notice to IC for an additional $50 million; and

3)	Distribution to IC’s shareholders as a dividend in kind of the shares of Kenon; including registration of these shares for trading, both on NYSE and on TASE;

C.	The reporting periods prior to January 1, 2015

The reporting periods prior to January 1, 2015 are presented as combined carve-out financial statements which have been derived from the consolidated financial statements of IC. The combined carve-out financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the Company and its Combined Entities, as well as allocations deemed reasonable by management, to present the combined financial position, profit or loss and other comprehensive income, changes in former parent company investment and cash flows of the Company and its Combined Entities.

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

Note 1 – Financial Reporting Principles and Accounting Policies (Cont’d)

Significant allocation and assumptions of the comparative financial information (prior to January 1, 2015):

The assumptions in this report are based on the terms of the separation agreement between IC and Kenon with respect to the assets and liabilities that were transferred to Kenon. Management has used the following assumptions in developing the carve-out financial statements.

Allocation of expenses – Management allocated IC general and administrative expenses to the Group for the years ended December 31, 2014 and 2013 based on the time invested by IC management in the Group’s respective holdings. In addition, the general and administrative expenses includes specific split expenses such as registration expenses were allocated to Kenon.

Debt and financial instruments – IC’s outstanding debt at the holding company level, other financial instruments and related finance expenses will not be transferred to Kenon and therefore were not reflected in the combined financial statements.

Guarantees, Loans and Capital notes from IC – Guarantees and loans (including capital notes) from IC to the Group companies that were transferred to Kenon, were reflected in the combined financial statements. Kenon did not use this credit facility in the reporting period.

Contingent Liabilities – Existing IC contingent liabilities, including those related to litigation, were not transferred to Kenon.

Associates – Investments in associates which were transferred to Kenon are included in the combined financial statements.

Investments – Investments that have been made by IC in investee companies that were transferred to Kenon, and the financing of the Group, including holding company expenses, for the periods shown, were treated as Contributions from former parent company in the statement of changes in former parent company investment.

Profit (loss) per share – On January 7, 2015, the split-up was completed and 53,383,015 ordinary shares were issued by Kenon. Therefore, the Profit (loss) per share in the combined financial statements is based on this number of shares (in 2014 and 2013).

D.	Definitions

In these consolidated/ combined financial statements –

1.	Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2.	Combined Entities – Companies other than Kenon whose financial statements are fully combined with those of Kenon directly or indirectly.

3.	Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

4.	Investee companies – subsidiaries and/or associated companies.

5.	Related parties – within the meaning thereof in International Accounting Standard (“IAS”) 24 “Related Parties”.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated/ combined financial statements were prepared by management of the Group in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated/ combined financial statements were approved for issuance by the Company’s Board of Directors on April 1, 2016.

B.	Functional and presentation currency

These consolidated/ combined financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon and most of its investees operate.

C.	Basis of measurement

The consolidated/ combined financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Derivative financial instruments.

•	Deferred tax assets and liabilities.

•	Provisions.

•	Assets and liabilities in respect of employee benefits.

•	Investments in associates.

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of consolidated/ combined financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the consolidated/ combined financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by management of the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are set forth below:

1.	Useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

At every year-end, or more often if necessary, management examines the estimated useful life of the property, plant and equipment by comparing it to the benchmark in the relevant industry, taking into account the level of maintenance and functioning over the years. If necessary, on the basis of this evaluation, the Group adjusts the estimated useful life of the property, plant and equipment. A change in estimates in subsequent periods could materially increase or decrease future depreciation expense.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

2.	Recoverable amount of non-financial assets and Cash Generating Units

Each reporting date, the management of the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or Cash Generating Units (“CGUs”). When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least once a year or when signs of impairment exist.

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

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognized or a previously recognized impairment loss needs to be reversed.

3.	Fair value of derivative financial instruments

The Group is a party to derivative financial instruments used to hedge foreign currency risks, interest risks and price risks. The derivatives are recorded based on their respective fair values. The fair value of the derivative financial instruments is determined using acceptable valuation techniques that characterize the different derivatives, maximizing the use of observable inputs. Fair value measurement of long-term derivatives takes into account the counterparties credit risks. Changes in the economic assumptions and/or valuation techniques could give rise to significant changes in the fair value of the derivatives.

4.	Separation of embedded derivatives

Management of the Group exercises significant judgment in determining whether it is necessary to separate an embedded derivative from a host contract. If it is determined that the embedded derivative is not closely related to the host contract and that it is necessary to separate the embedded derivative, this component is measured separately from the host contract as a financial instrument at fair value through profit or loss. Otherwise, the entire instrument is measured in accordance with the measurement principles applicable to the host contract.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss, as financing income or expenses.

5.	Income Taxes

Deferred tax assets are recorded in connection with unutilized tax losses, as well as with respect to deductible temporary differences. Since such deferred tax assets may only be recognized where it is probable that there will be future taxable income against which said losses may be utilized, use of discretion by management of the Group is required in order to assess the probability that such future taxable income will exist. Management’s assessment is re-examined on a current basis and deferred tax assets are recognized if it is probable that future taxable income will permit recovery of the deferred tax assets.

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated/ combined financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated/ combined financial statements, unless otherwise stated.

A.	Basis for consolidation/ combination

(1)	Business combinations

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

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

The Company has no interest in structured entities as of December 31, 2015 and 2014.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary or combined entity that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCI are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included in the directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

Note 3 – Significant Accounting Policies (Cont’d)

(4)	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently, the retained interest is accounted for as an equity-accounted investee or as an available-for-sale asset depending on the level of influence retained by the Group in the relevant company.

The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

(5)	Investments in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and a joint-venture.

Associates are entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-venture is an arrangement in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(6)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

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

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

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

Note 3 – Significant Accounting Policies (Cont’d)

C.	Financial instruments

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit and loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The Group classifies non- financial liabilities into the other financial liabilities categories.

(1)	Non-derivative financial assets and financial liabilities – recognition and de-recognition

The Group initially recognizes loans and receivables and debt securities issued on the date that they are originated. All other financial assets and financial liabilities are recognized initially on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership and does not retains control over the transferred asset. Any interest in such derecognized financial asset that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, or cancelled or expire.

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(2)	Non-derivative financial assets – measurement

Financial assets at fair value through profit and loss	A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets	These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables	These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets	These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in Other Comprehensive Income (“OCI”) and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(3)	Non-derivative financial liabilities—Measurement

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Non-derivative financial liabilities are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(4)	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

(6)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the liability initially recognized after being amortized in accordance with the guidelines of IAS 18 Revenue. Any resulting adjustment of the liability is recognized in profit or loss.

D.	Cash and Cash Equivalents

In the consolidated/ combined statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

E.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;

•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

Note 3 – Significant Accounting Policies (Cont’d)

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements	3 – 50
Installation, machinery and equipment:
Thermal power plants	10 – 35
Hydro-electric plants	70 – 90
Wind power plants	25
Power generation and electrical	20
Dams	18
Office furniture, motor vehicles and other equipment	3 – 16

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

F.	Intangible assets

(1)	Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Research and development

Expenditures on research activities is recognized in profit and loss as incurred.

Development activities involve expenditures incurred in connection with the design and evaluation of future power plant projects before the technical feasibility and commercial viability is fully completed, however the Group intends to and has sufficient resources to complete the development and to use or sell the asset.

At each reporting date, the management of the Group performs an evaluation of each project in order to identify facts and circumstances that suggest that the carrying amount of the assets may exceed their recoverable amount.

Customer relationships	Intangible assets acquired as part of a business combination and are recognized outside of goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets	Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

(3)	Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

Note 3 – Significant Accounting Policies (Cont’d)

The estimated useful lives for current and comparative year are as follows:

• Customer relationships	1-12 years
• Technology	5 years
• Software costs	5 years
• Others	5-27 years

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

G.	Leases

(1)	Determining whether an arrangement contains a lease

At inception of an arrangement, management of the Group determines whether the arrangement is or contains a lease. At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for the other elements on the basis of their relative fair values. If the Group concludes for a finance lease that is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Group’s incremental borrowing rate.

(2)	Leased assets

Assets held by the Group under leases that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

(3)	Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate if interest on the remaining balance of the liability.

H.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

I.	Trade Receivable

Trade receivables are amounts due from customers for the energy and capacity in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

J.	Borrowing costs

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

Note 3 – Significant Accounting Policies (Cont’d)

K.	Impairment

(1)	Non-derivative financial assets

Financial assets not classified as at fair value through profit or loss, including an interest in an equity- account investee, are assessed by management of the Group at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

•	Default or delinquency by a debtor;

•	Restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	Indications that a debtor or issuer will enter bankruptcy;

•	Adverse changes in the payment status of borrowers or issuers;

•	The disappearance of an active market for a security; or

•	Observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

Financial Assets measured at amortized costs

The Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets	Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI

Equity-account investees	An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Non-financial Assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment or whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

L.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The fair value of amount payable to employees in respect of Share Appreciation Rights (“SARs”), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the SARs. Any changes in the liability are recognized in profit or loss.

I.C Power’s senior executives receive remuneration in the form of SARs, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date. With respect to grants made to the I.C. Power’s senior executives, or the executives of certain of the I.C Power’s subsidiaries, this benefit is calculated by dividing the price paid by the Former Parent Company for Inkia ($543 million) by the number of Inkia shares outstanding on the grant date and is expensed over the period until the vesting date with recognition of a corresponding liability. With respect to grants made to OPC Rotem Ltd’s (“OPC”) senior executives, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss. For further information on the characteristics of the SARs provided to certain of the I.C Power’s senior executives, see Note 17(c).

Note 3 – Significant Accounting Policies (Cont’d)

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation, The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Contribution Plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Company’s shares under the Company’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity. The expense is amortised over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Company revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

M.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

N.	Revenue recognition

(1)	Revenue from electricity

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax (“VAT”), rebates and discounts and after eliminating sales within the Group.

Revenues from the sale of energy are recognized in the period during which the sale occurs. The revenues from the generation business are recorded based upon output delivered and capacity provided at rates specified pursuant to Power Purchase Agreements (“PPAs”), or at marginal costs determined on the spot market, if the sales are made on the spot market.

Revenues are determined substantially by long-term, U.S. dollar-linked PPAs. PPAs are usually entered into at prices that are equivalent to, or higher than, the prevailing spot market rates, the majority of which are indexed to the underlying fuel cost of the related long-term supply agreements. Under the terms of the majority of our PPAs, the power purchaser is contractually obligated to purchase its energy requirements, and sometimes capacity and/or ancillary services, from the power generator based upon a base price (denominated either in U.S. Dollars or in the local currency) that is generally adjusted for a combination of some of the following: (1) fluctuations in exchange rates, (2) the U.S. inflation index, (3) a local inflation index, (4) fluctuations in the cost of operating fuel, (5) supply costs of natural gas, and (6) transmission costs. Additionally, in Peru, PPAs include provisions that change the contractual unitary energy prices in the case of an interruption of the supply or transportation of natural gas through the use of a methodology based on spot prices existing on the dates in which the interruption event occurred. Many of the prices in our PPAs differentiate between peak and off-peak periods. As of December 31, 2015, the weighted average remaining life of our PPAs based on firm capacity was 10 years (including the remaining life of the PPAs for our assets in advanced stages of construction: Cerro del Aguila (“CDA”), Samay I and Kanan).

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Revenue from shipping services and related expenses (in associated company)

Revenue from cargo traffic is recognized in profit or loss in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed for each cargo by the reference to the time-based proportion. The operating expenses related to cargo traffic are recognized immediately as incurred. If the incremental expenses related to the cargo exceed the related revenue, the loss is recognized immediately in income statement.

(3)	Revenue from vehicles (in associated company)

(i)	Sales of vehicles

Revenue from the sale of vehicles in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of VAT or other sales taxes, returns or allowances, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of vehicles can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income of vehicles

Rental income from operating leases is recognized as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

(iii)	Licensing income

License fee and royalties received for the use of the Group’s assets (such as platform technology and patent) are normally recognized in accordance with the substance of the agreement on a straight-line basis over the life of the platform.

(4)	Revenue from biodiesel

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

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

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

P.	Income Taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

Note 3 – Significant Accounting Policies (Cont’d)

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii) Uncertain tax positions

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

Note 3 – Significant Accounting Policies (Cont’d)

R.	Share Capital – Ordinary Shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

Distribution of Non-Cash Assets to owners of the Company

The Group measures a liability to distribute non-cash assets as a dividend to the owners of the Group at the fair value of the assets to be distributed. The carrying amount of the dividend is remeasured at each reporting date and at the settlement date, with any changes recognized directly in equity as adjustments to the amount of the distribution. On settlement of the transaction, the Group recognized the difference, if any, between the carrying amounts of the assets distributed and the carrying amount of the liability in profit or loss. Distribution of non-cash assets are distributed to shareholders when the shareholder is given a choice of taking cash in lieu of the non-cash assets.

S.	Discontinued operation

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business or geographic area of operations,

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

In the cash flow, the cash balance from discontinued operation is disclosed in a separate line. The changes based on operating, investing and financing activities are reported in Note 27.

T.	Transactions with Controlling Shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

U.	Standards required to be applied in Later Periods

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

1)	International Financial Accounting Standard IFRS 9 (2014) “Financial Instruments” – replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

The Standard is to be applied for annual periods commencing on or after January 1, 2018, with the possibility of early adoption. The Standard is to be applied retroactively, except in a number of circumstances. Management of the Group is examining the effects of IFRS 9 (2014) on the financial statements with no plans for early adoption.

2)	International Financial Accounting Standard IFRS 15 “Revenues from Contracts with Customers” – the Standard replaces the presently existing guidelines regarding recognition of revenue from contracts with customers and provides two approaches for recognition of revenue: at one point in time or over time. The model includes five stages for analysis of transactions in order to determine the timing of recognition of the revenue and the amount thereof. In addition, the Standard provides new disclosure requirements that are more extensive that those currently in effect.

Note 3 – Significant Accounting Policies (Cont’d)

The Standard is to be applied for annual periods commencing on January 1, 2018, with the possibility of early adoption. The Standard includes various alternatives with respect to the transitional rules, such that companies may choose one of the following alternatives when applying the Standard for the first time: full retroactive application, full retroactive application with practical relaxations or application of the Standard commencing from the initial application date, while adjusting the balance of the retained earnings as at this date for transactions that have not yet been completed. Management of the Group has not yet commenced examining the impacts of adoption of the Standard on its financial statements.

3)	International Financial Accounting Standard IFRS 16 “Leases” The standard replaces IAS 17 – Leases and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard will become effective for annual periods commencing on or after January 1, 2019, with the possibility of early adoption, so long as the Group has also early adopted IFRS 15 – Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date. Management of the Group has not yet commenced examining the effects of adopting the amendments on the financial statements.

There are no other IFRSs or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that would be expected to have a material impact on the Group.

Note 4 – Determination of Fair Value

As part of its accounting policies and disclosure requirements, management of the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for purposes of measurement and/or disclosure based on the following methods. Additional information regarding the assumptions used in determining the fair values is disclosed in the notes relating to that asset or liability. A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.

When relevant observable market data does not exist, or when observable inputs require significant adjustment based on unobservable inputs, fair values are determined using a valuation technique based primarily on the Company’s internal assumptions about future cash flows and appropriately risk-adjusted discount rates. Regardless of the valuation technique used, that technique should not ignore relevant information and reflect appropriate risk adjustments that market participants would make for credit and liquidity risks.

Based on each valuation scenario, management of the Group will decide on the use of observable transaction prices to the extent they represent the fair value of the instrument and consider using unobservable inputs when it is more appropriate than using observable inputs. If they do not represent the fair value of the instrument, and significant adjustments need to be made to the observable transaction prices, it might be more appropriate for the Group to use a valuation technique based on unobservable inputs.

In other scenarios, multiple inputs from different sources may collectively provide the best evidence of fair value with the expected cash flows considered alongside such information. The weighting of these inputs in the fair value measurement would depend on the extent to which they provide information about the fair value of the instrument and are relevant in developing a reasonable estimate of fair value.

A.	Cash Generating Unit for impairment testing

See Note 14.C.

B.	Derivatives

See Note 30 regarding “Financial Instruments”.

C.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31
	2015	2014
	US$ thousands
Cash in banks	277,442	420,391
Time deposits (a)	106,511	189,665

Cash and cash equivalents for purposes of the statement of cash flows	383,953	610,056

(a)	Time deposits corresponds to short-term investments made for periods ranging from one day to three months, depending on immediate cash requirements of the Group, and earn interest at short-term deposit rates in US Dollars and other currencies ranging from 0.23% to 10.55% per annum.

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 30 “Financial Instruments”.

Note 6 – Short-Term investments and deposits

	As at December 31
	2015	2014
	US$ thousands
Short-term bank deposits (a)	50,000	119,915
Restricted Cash (b)	251,955	88,330

	301,955	208,245
Other	6,747	18,585

	308,702	226,830

(a)	Corresponds to 180-day time deposits set by Inkia Americas Holdings Ltd from the proceeds of the Inkia Holdings Limited (“Acter sale”) (See Note 10.C.d).
(b)	Corresponds to amounts held in escrow accounts as collateral for loans and contractual obligations, such as debt service reserve accounts and time deposits that guarantee letters of credit. These amounts held in escrow earn interest at market interest rates of 0.03% to 6.2%. This is comprising mainly of: (i) $117,395 thousand, I.C. Power Distribution Holdings Pte. Ltd.’s reserve for the acquisition of four acquired businesses (“Energuate”) (See Note 32.C.2); and, (ii) $50,231 thousand, OPC’s guarantee for the amortization of mezzanine Loan-Tranche A under ICPI.

Note 7 – Trade Receivables, Net

	As at December 31
	2015	2014
	US$ thousands
Trade Receivables	123,377	194,337
Less – allowance for doubtful debts	(104)	(12,979)

	123,273	181,358

Note 8 – Other Current Assets

	As at December 31
	2015	2014
	US$ thousands
Government agencies (a)	23,267	31,848
Insurance recoveries (b)	3,944	8,040
Advances to suppliers	306	26
Prepaid expenses	9,489	10,922
Other receivables	8,254	8,228

	45,260	59,064

a.	The balance corresponds mainly to the VAT incurred in the construction of CDA and Samay I (“Puerto Bravo”) projects. Both projects have the tax benefit of recovering the VAT incurred during the construction stage on a regular basis.
b.	As of December 31, 2015, the amount comprises of receivables recorded in Amayo II and Cobee in connection with their insurance claims for business interruption and property damage of $ 1,615 thousand and $ 2,329 thousand, respectively ($8,040 thousand relates mainly to Amayo II insurance claims in relation to the damage of three wind towers in 2014).

Note 9 – Inventories

	As at December 31
	2015	2014
	US$ thousands
Fuel (a)	5,786	11,873
Spare parts (b)	44,565	43,462

	50,351	55,335

a.	The plants in El Salvador, Nicaragua, Guatemala, Jamaica and Dominican Republic consume heavy fuel and the plants in Chile consume diesel for the generation of electric energy. These plants purchase fuel in the international market and import it into the respective countries taking into considerations transportation costs and timeliness of purchases, demand and supply of the market.
b.	Corresponds to spare parts held in storage to be used in maintenance work.

During 2015, the Group recognized fuel inventory write-downs to net realizable value of $623 thousand in cost of sales ($1,991 thousand and $558 thousand during 2014 and 2013 respectively).

Note 10 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM**		Tower***	Qoros****
	As at December 31
	2015	2014	2014	2015	2014
	US$ thousands
Principal place of business	International		International	China
Proportion of ownership interest	32%	32%	29%*	50%	50%

Current assets	616,279	762,507	394,084	235,084	342,357
Non-current assets	1,296,035	1,393,767	479,650	1,430,156	1,467,668
Current liabilities	(610,933)	(788,626)	(325,947)	(888,354)	(1,005,603)
Non-current liabilities	(1,222,639)	(1,288,258)	(412,335)	(746,740)	(664,034)
Non-controlling interests	(3,976)	(7,118)	9,418	—	—

Total net assets attributable to the Group	74,766	72,272	144,870	30,146	140,388

Share of Group in net assets	23,925	23,127	42,012	15,073	70,194
Adjustments:
Excess cost	177,360	167,942	4,524	—	—
Loans	—	—	—	109,393	129,134
Non-controlling interests	—	—	(32,475)	—	—
Others	—	—	—	34,263	21,710

Book value of investment	201,285	191,069	14,061	158,729	221,038

*	The ownership percentage assumes the impact of the conversion of convertible capital notes and shares.
**	Became an associate in 2014 (See Note 10.C.a).
***	Distributed as dividend-in-kind in July 2015 (See Note 10.C.c).
****	Qoros is a joint venture (See Note 10.C.b). The current assets include cash and cash equivalent of $39,610 thousand (2014: $121,215 thousand). The current and non-current liabilities excluding trade and other payables and provisions amount to $1,229,166 thousand (2014: $1,210,875 thousand).

Note 10 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM*		Tower**			Qoros****			Generandes***
	For the year ended December 31
	2015	2014	2015	2014	2013	2015	2014	2013	2014	2013
	US$ thousands
Revenues	2,991,135	1,667,107	461,778	828,008	505,009	232,114	138,260	2,170	193,000	512,685

Income (loss)	2,253	(72,515)	(737)	24,723	(108,786)	(392,427)	(349,612)	(255,420)	29,628	85,855
Other comprehensive income (loss)	(1,948)	2,399	—	(8,287)	(12,651)	(19)	(25)	21,990	—	—

Total comprehensive income (loss)	305	(70,116)	(737)	16,436	(121,437)	(392,446)	(349,637)	(233,430)	29,628	85,855

Kenon’s share of comprehensive income (loss)	98	(22,437)	(189)	4,696	(38,860)	(196,223)	(174,818)	(116,715)	11,554	33,483
Adjustments	9,418	9,665	(609)	13,687	7,852	—	12	—	(12)	(3,394)

Kenon’s share of comprehensive income (loss) presented in the books	9,516	(12,772)	(798)	18,383	(31,008)	(196,223)	(174,806)	(116,715)	11,542	30,089

*	Became an associate in 2014, hence, results of operations for 2013 is not presented (See Note 10.C.a).
**	Distributed as dividend-in-kind in July 2015 (see Note 10.C.c). Results of operations for the current period are for the six months ended June 30, 2015.
***	Sold in 2014. (See Note 10.C.e)
****	Qoros is a joint venture (See Note 10.C.d). The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during the year were $74,509 thousand, $2,109 thousand, $2,137 thousand and $92 thousand (2014: $32,465 thousand, $2,804 thousand, $35,224 thousand and $86 thousand; 2013: $7,853 thousand, $2,951 thousand, $3,483 thousand and $32 thousand) respectively.

Note 10 – Investment in Associated Companies (Cont’d)

B.	Associated companies that are individually immaterial

	Associated Companies
	As at December 31
	2015	2014	2013
	US$ thousands
Book value of investments as at December 31	9,008	9,615

Share of Group in income	123	8,334	2,348
Share of Group in other comprehensive (loss)/income	—	(10,398)	2,375

Share of Group in total comprehensive (loss)/income	123	(2,064)	4,723

C.	Additional information

a.	ZIM

1.	Upon completion of the debt arrangement in ZIM, on July 16, 2014, the Group declined to a rate of holdings of 32% of ZIM’s equity and as a result it ceased to control ZIM. Commencing from this date, IC presents its investment in ZIM as an associated company. ZIM’s results up to the completion date of the debt arrangement, together with the income due to loss of control and the loss due to waiving all ZIM’s debts, were presented separately in the consolidated profit and loss statements in the category “profit for the year from discontinued operations”.

ZIM’s debt restructuring, which was completed on July 16, 2014 (“the effective date of the restructuring”), involved representatives of the majority of ZIM’s financial creditors, related parties and additional stakeholders. As a result of the restructuring, among other things, ZIM’s outstanding indebtedness and liabilities (face value, including future commitments in respect of operating leases, and with regard to those parties participating in the restructuring) were reduced from approximately $ 3.4 billion to approximately $ 2 billion.

As part of this restructuring the financial creditors and ship owners received shares amounting, in aggregate, to 68% of ZIM’s issued share capital (post-restructuring, after IC’s investment in ZIM as set forth in (1) below). All of ZIM’s existing shares and options, including any such shares held by IC, became null and void.

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

3.	IC has further agreed to provide a receivable-backed credit line of $50 million (“IC’s credit line obligation”) for a period of two years as of the restructuring date. It was also agreed that IC has the right to terminate IC’s credit line obligation following the lapse of nine months from the restructuring date (i.e., April 15, 2015) if certain conditions set forth in the respective agreement were not met. This credit line was not transferred to Kenon.

Note 10 – Investment in Associated Companies (Cont’d)

In addition, all previous covenants were cancelled and a new set of financial covenants was agreed as follows:

(i)	Minimum Liquidity: ZIM is required to meet monthly minimum liquidity (including amounts held in the reserve account available for general corporate purposes) in an amount of at least $125 million (tested on the last business day of each calendar month).

(ii)	Fixed Charge Cover: ZIM is required to have a certain Fixed Charge Cover ratio, which is defined as Consolidated EBITDAL to Fixed Charges. EBITDAL means Consolidated EBITDA (ZIM’s Consolidated EBITDA after certain adjustments as specifically defined in the facility agreements), after adding back charter hire lease costs. Fixed Charges mean mainly cash interest, scheduled repayments of indebtedness and charter hire lease costs.

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

During 2015, due to deteriorating market conditions, ZIM obtained amendments to the financial covenants described above, valid as from September 30, 2015. Following the balance sheet date, as a result of further deterioration in the market, ZIM obtained further amendments valid from March 31, 2016 through (and including) December 31, 2017. Accordingly, below are the current financial covenants that is required of ZIM:

1)	Fixed Charge Cover ratio – During 2016 and through (and including) September 30, 2016 all prior requirements are waived. On December 31, 2016 and as of each quarter end during 2017, ZIM will be required to stand a minimum Fixed Charge Cover ratio ranging from 0.82 to 0.84.

During 2018, the required ratio will gradually increase from 0.96:1 to 0.99:1 and remain in that level thereafter.

2)	Total Leverage ratio – During 2016, and through (and including) September 30, 2016 all prior requirements are waived. On December 31, 2016 and as of each quarter end during 2017, ZIM will be required to stand a maximum Total Leverage ratio ranging from 17.17:1 to 11.73:1.

During 2018, the required ratio will gradually decrease from 7.68:1 to 6.64:1 and remain in that level thereafter.

3)	Minimum Liquidity – This covenant was amended as from March 31, 2016 to include all cash and cash equivalents available to ZIM without any restrictions, in addition, during 2016 and through (and including) September 30, 2016 ZIM will be required to stand a minimum liquidity of $ 150 million. Starting December 31, 2016 the minimum Liquidity required will be reinstated at $ 125 million.

Under these amendments, it was also determined that if ZIM’s performance improves and certain conditions are met, the Fixed Cover ratio levels and the Total Leverage ratio levels, as agreed at the restructuring, will be reinstated.

As at December 31, 2015, ZIM is in compliance with its financial covenants. According to its consolidated financial statements, ZIM’s liquidity amounts to $220 million (Minimum Liquidity required is $ 125 million), the Fixed Charge Cover ratio amounts was 1.01:1 (Fixed Charge cover as at December 31, 2015 should not be lower than 0.94:1) and the Total Leverage ratio was 6.85:1 (Total Leverage ratio as at December 31, 2015 should not exceed 10.28:1).

Furthermore, ZIM is obligated under the Tranche A agreements to have a committed receivable-backed credit facility either from IC or from an alternative source for a period of two years as of the restructuring date (“the period”). During 2015, agreements were amended to allow ZIM to arrange the alternative credit facility for the period by September 30, 2015 instead of April 15, 2015.

Note 10 – Investment in Associated Companies (Cont’d)

On April 15, 2015, IC’s credit line obligation was terminated. However, during the reported period, Tranche A agreements were amended to allow ZIM to arrange the alternative credit facility by September 30, 2015 instead of April 15, 2015. In 2015, the alternative facility was concluded.

In the opinion of ZIM management, and its Board of Directors, the updated forecast enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months after the balance sheet date.

Execution of IC’s part in the restructuring (as described above) was subject, inter alia, to updating the terms of the Special State Share, such that it will not restrict the transfer of ZIM’s shares and will not prevent completion of the restructuring with all its conditions due to the restrictions provided by the Special State Share relating to the holding of a minimum fleet of ships owned by ZIM.

Upon completion of the debt arrangement in ZIM, on July 16, 2014, IC ceased to control ZIM and, therefore, in the third quarter of 2014 IC recorded income in the amount of $796 million as a result of loss of control of ZIM and presentation of its investment in ZIM as an associated company based on its fair value as derived from the amount of IC’s investment in ZIM’s equity in accordance with the arrangement, and also recorded a loss of $187 million due to IC’s waiver of all of ZIM’s debts, as noted above. The resulting amount of the income created, in the amount of $609 million, as stated, was presented in the statement of profit and loss in the category “profit for the year from discontinued operations”.

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

2.	Following the recent trends in the shipping industry, in particular the decline in freight rates that also have an adverse effect on ZIM’s results, Kenon performed a valuation of its 32% equity investment in ZIM as of December 31, 2015 in accordance with IAS 36 Impairment of Assets and IAS 28 Investments in Associates. Kenon concluded that, as of December 31, 2015, the recoverable amount of its investment in ZIM exceeded the carrying amount and, therefore, Kenon did not recognize an impairment in its financial statements in respect of its investment in ZIM.

For the purposes of management’s impairment evaluation of the Group’s investment, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. The recoverable amount is based on the higher of the value in use and the fair value less costs to sell (“FVLCTS”). The valuation is predominantly based on publically available information and set of accounts as at December 31, 2015.

ZIM’s valuation was based on a variety of valuation multiples that is applicable to ZIM’s peers in the wider container shipping industry and the extent these multiples are applicable to ZIM.

•	Applying an increase to the mid-point analysis of 2014 Valuation, which was based on detailed cash flow forecast for 5 years based upon ZIM’s business plan with other factors like bunker price, freight rates, average Twenty-Foot Equivalent Unit (“TEU”) chartered rates and long-term growth.

•	Application of EBITDA multiple range of 10.5x to 11.5x to the normalized EBITDA of $170 million where the multiples used are within the lower range of peers;

•	Share prices: according to comparable quoted shipping companies -9% over 12 months ended December 31, 2015;

•	Forward average Enterprise Value (“EV”) / EBITDA: multiples of comparable companies increased 14% from 14.8x to 16.8x – mainly due to share prices decrease not proportionate to decline in EBITDA;

•	Broker forecasts of comparable peer EBITDA margins for the year ended December 31, 2015, where ZIM’s performance is in the middle of this range and expected to outperform its peers.

Note 10 – Investment in Associated Companies (Cont’d)

3.	In 2015, ZIM recognized an impairment of the vessels held for sale in an amount of $7 million as impairment under other operating expenses.

4.	As part of the July 2014 group debt restructuring, ZIM undertook to scrap eight vessels during the period of 16 months from the effective date of the restructuring. In 2015, ZIM disposed two vessels, and obtained an extension through December 16, 2015, to dispose the last vessel. As of December 31, 2015 all of such vessels were disposed.

Upon the effective date of the restructuring, those vessels were classified as held for sale and as a result, an impairment loss in an amount of $ 110 million was recorded under other operating expenses (as included in the Day 1 Effect).

5.	The container shipping industry is volatile and has been experiencing a sustained cyclical downturn in the recent period, which continues subsequent to the balance sheet date. Continuation of this trend could negatively affect the entire industry and also affect ZIM’s business, financial position, results of operations, cash flows and ZIM’s compliance with certain financial covenants.

6.	During 2015, ZIM sold all of its holdings in an associated company which resulted in a disposal gain of $32 million recognized in ZIM’s financial statements. Kenon’s share of the disposal gain is $10 million and is recognized in share of net income and losses from associated companies.

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.	As at December 31, 2015, the Group holds, through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”) the equity interest of Qoros in a 50/50 agreement with a Chinese vehicle manufacturer – Chery Automobiles Limited (“Chery”), which is engaged in manufacture of vehicles using advanced technology, and marketing and distribution of the vehicles worldwide under a quality brand name.

2.	As at December 31, 2015, the balance of Kenon’s investment in Qoros amounts to $159 million (December 31, 2014 – $221 million).

3.	During 2015, Kenon and Chery each, through a subsidiary, provided a RMB800 million ($130 million) convertible loan to Qoros to support its ongoing development. Subsequent to date of the report, in January and February 2016, Kenon invested an additional accumulated amount of about $40 million in Qoros.

4.	Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ debt:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount
Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million ($115 million), see (5) below

May and November 2015	RMB700 million EXIM Bank loan facility	RMB350 million ($54 million), plus interest and fees of up to RMB60 million ($10 million), see (6) below

Total		RMB 1,160 million ($179 million)

Note 10 – Investment in Associated Companies (Cont’d)

5.	In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion ($242 million), in connection with an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion ($482 million). In November 2015, Kenon has provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of certain of Qoros’ indebtedness and has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ RMB3 billion credit facility are equal in proportion; Kenon has similarly agreed to try to find an acceptable solution in respect of Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ 1.5 RMB billion facility, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery. As a result, if Qoros is unable to meet its operating expenses or is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. In a back-to-back arrangement Kenon committed to Chery to pay half of every amount it will be required to pay with respect to the above-mentioned guarantee (“the 2012 Guarantee”). The fair value of the guarantee has been recorded in the financial statements.

Prior to Kenon’s spin-off from IC, IC provided the 2012 Guarantee to Qoros. This guarantee by IC is a back-to-back guarantee of Chery’s guarantee of up to RMB1.5 billion (approximately $240 million) under this credit facility, and the obligation of IC under this back-to-back guarantee is up to RMB888 million (approximately $142 million), including related interest and fees. In connection with Kenon’s spin-off from IC, IC continued to provide this guarantee and Kenon entered into a $200 million credit facility with IC, and to the extent that IC is required to make payments under its back-to-back guarantee in respect of Qoros’ credit facility, the amount of the loans owed by Kenon to IC under the credit facility will be increased accordingly.

On February 12, 2015, Kenon has agreed to provide a RMB400,000 thousand ($64,360 thousand) loan to Qoros to support its ongoing development, and in connection with the provision of this loan, IC’s back-to-back guarantee of Qoros’ debt was released in full. Chery’s guarantee under the Qoros facility of up to RMB1.5 billion (approximately $240 million) is not being released in connection with the release of IC’s back-to-back guarantees and, as described above, in November 2015 Kenon has provided back-to-back guarantees to Chery of RMB750 million.

6.	On May 12, 2015, Qoros has signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million ($108 million) or in USD not exceeding the equivalent to RMB480 million ($78 million) (the “Facility”).

On June 15, 2015, this Facility was secured by Chery Automobile Co., Ltd (“Chery Guarantee Deed”) and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion ($0.5 billion). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

With relation to the above, Kenon provided a RMB350 million ($54 million) guarantee of this financing agreement to Chery for up to 50% of Chery’s Guarantee. As at December 31, 2015, Qoros had drawn down the Facility of RMB700 million ($108 million) with an interest rate of 5.39%. The fair value of the guarantee has been recorded in the financial statements.

7.	On May 15, 2015, Kenon and Chery each provided a RMB400 million ($65 million) loan to Qoros to support its ongoing development. RMB25 million ($5 million) of each loan can be converted into equity on conditions set out in the agreement. As a result, Kenon’s ownership percentage in Qoros will not increase upon Qoros’ full, or partial, conversion of Kenon’s RMB400 million ($65 million) shareholder loan into equity.

Kenon expects all, or a portion, of the shareholder loans to convert into additional equity in Qoros upon the satisfaction of certain conditions, including the approval by the relevant Chinese authority.

Kenon funded the RMB400 million ($65 million) shareholder loan through drawdowns of $65 million under a Credit Facility with its former parent, IC as disclosed in Note 1.B.(2). Under the terms of the Credit Facility, these drawdowns required Kenon to pledge an additional 6.50% of its interest in I.C. Power to IC. As a result of these drawdowns, the aggregate drawdowns under the Credit Facility is $110 million and an aggregate 59.50% of Kenon’s equity interest in I.C. Power will be pledged to IC.

Note 10 – Investment in Associated Companies (Cont’d)

8.	On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

As of December 31, 2015 Kenon and Chery have each pledged 28% of its equity interest in Qoros.

9.	Qoros incurred a net loss of RMB 2.48 billion and had net current liabilities of approximately RMB 4.24 billion as of and for the year ended 31 December 2015.

Qoros had given careful consideration to the future of liquidity of Qoros and its available sources of finance in assessing whether Qoros will have sufficient financial resources to continue as a going concern.

10.	In September 2014, Qoros’ board of directors reviewed a new business development plan for the next ten years Subsequently, Qoros’ board of directors approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. Based on 2014 business plan which was updated in 2015, Qoros management performed impairment tests in October 2015 and February 2016 on Qoros’ operating assets (primarily its Property, Plant and Equipment (“PP&E”) and intangible assets).

Qoros, has one CGU, which consists of all of Qoros’ assets. The carrying amount of the CGU’s assets (adjusted for depreciation and amortization) was approximately RMB9.3 billion ($1.4 billion) as of December 31, 2015.

Qoros concluded that the recoverable amount of its CGU was higher than the carrying amount of its CGU (adjusted for depreciation and amortization). The recoverable amount was estimated based on fair value of Qoros’ assets less the costs of disposal and its value in use, using discounted cashflow method. Therefore, no impairment was recognized in Qoros’ December 31, 2015 financial statements in respect of its CGU.

Although Qoros believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to future levels of cars produced or sold by Qoros, the development of Qoros’ distribution and dealer network, and Qoros’ utilization of its facility.

The analysis for the impairment test is sensitive to variances in each of the assumptions used and if the assumptions used by Qoros to evaluate the potential impairment of its assets change, Qoros may recognize significant impairment charges in its financial statements in the future. Qoros management has determined that the forecasted volume of sales and Qoros’ receipt of certain subsidies from local Chinese governments are the most important elements of Qoros’ business plan and accordingly are the most sensitive key assumptions for which there reasonably could be a possible change that could cause the carrying amount of Qoros’ CGU to exceed the recoverable amount.

Note 10 – Investment in Associated Companies (Cont’d)

c.	Tower

1.	In March 2015, Tower accelerated the conversion of $80 million of its outstanding Series F Bonds into ordinary shares of Tower. As a result of the issuance of shares, Kenon’s interest in Tower was reduced from 29% to 23% of Tower’s equity and Kenon realized a dilution gain of $32 million.

2.	On May 27, 2015, Kenon’s shareholders approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower held by Kenon, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Warrants of Tower held by Kenon, to holders of Kenon’s ordinary shares. On June 25, 2015, the High Court of the Republic of Singapore approved the reduction of Kenon’s issued share capital, enabling Kenon to declare a distribution of some, or all, of its interest in Tower by distribution in specie. On June 30, 2015, the investment in Tower was reclassified to Assets held for distribution.

3.	On July 7, 2015, Kenon’s board of directors declared a pro rata distribution (the “Distribution”) in specie of 18,030,041 ordinary shares of Tower (the “Tower Shares”) to Kenon’s shareholders of record as of the close of trading on July 20, 2015 (the “Record Date”). The Distribution occurred on July 23, 2015 (the “Distribution Date”) and is one of the first key steps in the implementation of Kenon’s strategy, which provided Kenon Shareholders with direct access to Tower, which Kenon believes is in the best interests of its shareholders.

4.	The Tower Shares to be distributed in the Distribution represent all of the shares in Tower owned by Kenon, excluding the 1,669,795 shares in Tower underlying certain warrants held by Kenon. As of July 7, 2015, Kenon had 53,682,994 ordinary shares outstanding. Accordingly, each Kenon Shareholder as of the Record Date received approximately 0.335861 of a Tower Share for every Kenon Share held by such shareholder as of the Record Date. The fair value of the distribution in kind amounts to $255 million. As a result of this distribution, the Group recognized a gain from distribution of dividend in kind of $210 million. The gain arose from the difference between the fair value of the distribution and the carrying amount of the investment as required by IFRIC 17 Distributions of non-cash assets to owners.

5.	After the distribution, Kenon beneficially owns 1,669,795 Warrants representing approximately 2.0% of outstanding Ordinary Shares of Tower as of December 31, 2015.

d.	Generandes Peru S.A

During the last quarter of 2013, Inkia announced its decision to sell its 39.01% direct equity in Generandes Peru S.A. (Holding of Edegel S.A.A.)

In April 2014, the board of directors of I.C. Power approved the sale of Generandes Peru S.A. I.C. Power recorded its investment in Generandes Peru S.A. as an associate, applying the equity method until April 30, 2014.

On April 30, 2014, Inkia Americas Holdings Ltd. (the “Seller”) and I.C. Power Ltd as guarantor of the Seller, signed a share purchase agreement with Enersis SA (Enersis) for the sale of its shares in Inkia Holdings (Acter) Limited that owns 21.14% indirect equity in Edegel S.A.A. for a sale price of $413,000 thousand.

On September 3, 2014, Inkia Americas Holdings Ltd. completed the sale of its shares in Inkia Holdings (Acter) Limited, that had directly the equivalent of 39.01% of Generandes Peru S. A., see note 11A.1.g.

As a result of this sale the Group recorded a capital gain of $132,246 thousand (net of tax $84,981 thousand). In addition, the Group recorded a gain from recycling of foreign exchange of $24,891 thousand.

D.	Details regarding securities registered for trading

	As at December 31, 2014
	Book value	Market value
	US$ thousands
Shares of Tower	14,062	240,340

No Tower shares in 2015 due to distribution of dividend in-kind (See 10.C.c.4)

Note 10 – Investment in Associated Companies (Cont’d)

E.	Details regarding dividends received from associated companies

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
From associated companies	4,487	32,227	45,217

F.	Restrictions

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

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State.

On July 14, 2014 the State and ZIM have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if major shareholders’ ownership interest in Kenon (controlling shareholders of Kenon) is less than 36%, or major shareholders cease to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares),will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in major shareholders’ ownership or “control” (as defined in the State of Israel consent received by IC in connection with the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation).

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

Note 11 – Subsidiaries

A.	Investments

1.	I.C. Power

a.	Subsidiaries acquired in 2015

1.	Advanced Integrated Energy Ltd.

On June 8, 2015 I.C. Power executed an agreement with Hadera Paper Ltd (“Hadera Paper”)., pursuant to which I.C. Power agreed to acquire from Hadera Paper 100% of the shares in Advanced Integrated Energy Ltd. (“AIE”) and the Hadera Paper’s energy center. AIE holds a conditional license for the construction of a 120MW cogeneration power station in Israel. The total payment amounts to NIS 60 million (approximately $15.7 million) which involves two transactions:

i.	A business combination in the amount of NIS 36,000 thousand ($ 9,441 thousand) as follows: (i) On August 10, 2015, after fulfilling the conditions precedent contemplated in the aforementioned agreement, I.C. Power completed the acquisition of AIE and paid NIS 1,755 thousand (approximately $ 460 thousand) to Hadera Paper Ltd. for the acquisition of the shares. (ii) I.C. Power through AIE paid NIS 34,245 thousand (approximately $ 8,981 thousand) for the repayment of the loan between Hadera Paper Ltd. and its former shareholder.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

US$ thousands
Property, plant and equipment	8,981
Intangible	464
Deferred income tax liabilities	(123)

Total net assets	9,322
Total consideration	(9,441)

Goodwill	119

ii.	AIE acquired Hadera Paper’s energy center in the aggregate amount of NIS 24,000 (approximately $ 6,294 thousand). The Hadera Paper’s energy center generates electricity with a 18MW steam turbine.

Additional investments by I.C. Power will be required to enable AIE to complete construction of the power plant, which is expected to commence operations in the second half of 2018.

b.	During 2014, I.C. Power acquired the following companies:

1.	AEI Nicaragua Holdings Ltd., AEI Jamaica Holdings Ltd.

On February 18, 2014, I.C.Power entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Nicaragua Holdings Ltd. and AEI Jamaica Holdings Ltd. for a purchase price of $54,144 thousand. On March 12, 2014, Inkia took control of AEI Nicaragua Holdings and paid $36,644 thousand to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, AEI Power Ltd. refunded $6,523 thousand to I.C. Power on April 14, 2014, therefore, the final purchase price of AEI Nicaragua Holdings was $30,121 thousand.

On May 30, 2014, I.C.Power took control of AEI Jamaica Holdings and paid $17,500 thousand to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, I.C. Power paid an additional $3,177 thousand to AEI Power Ltd. on July 1, 2014; therefore, the final purchase price of AEI Jamaica Holdings was $20,677 thousand.

Note 11 – Subsidiaries (Cont’d)

As of result of this transaction, I.C. Power increased its ownership from 15.57% to 100% in Jamaica Private Power Company (a subsidiary of AEI Jamaica Holdings). The measurement to fair value of I.C. Power’s pre-existing share in Jamaica Power Company resulted in a gain of $2,674 thousand ($6,044 thousand less $3,370 thousand carrying amount of such investment at the acquisition date).

2.	Surpetroil S.A.S (“Surpetroil”)

On March 12, 2014, I.C. Power through its subsidiary Samay III signed a share purchase agreement to acquire a 60% stake of Surpetroil, involved in power generation, natural gas transport and distribution using Colombia’s stranded gas, as well as a 60% stake in two companies: Surenergy S.A.S. E.S.P. (Colombia) and Surpetroil S.A.S. (Peru) for a total purchase price of $18,000 thousand. On March 28, 2014, I.C. Power took control of Surpetroil and paid $12,000 thousand at closing. The remaining $6,000 thousand has been retained by I.C. Power to be reinvested by the minority shareholders in new projects.

3.	AEI Guatemala Holdings Ltd.

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
	$ thousands
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

Note 11 – Subsidiaries (Cont’d)

I.C. Power took control of AEI Nicaragua Holdings, Surpetroil, AEI Jamaica Holdings and AEI Guatemala Holdings, respectively. The criteria considered to establish the fair value of the main items were the following:

•	Fixed assets were valued considering the market value established by an appraiser;

•	Intangibles consider the valuation of its PPAs;

•	Contingent liabilities were determined over the average probability established by third party legal processes;

•	Deferred tax was valued over the temporary differences between the accounting and tax basis of the business combination; and,

•	Non-controlling interest was calculated over a proportional basis of the net assets identified on the acquisition date.

e.	Gain of bargain purchase

After reviewing and analyzing the fair values of the Nicaraguan, Jamaican and Guatemalan assets and compare them to the carrying value, a gain on bargain purchase of $23,651 thousand, $24,116 thousand and $20,443 thousand, respectively, was determined. The differences between fair value and carrying value are derived in principal:

•	Seller´s need to complete transaction.

•	Lack of alternative buyers.

•	Regions low interest from international power players.

f.	Recognition of Revenues and Profit or Loss

During the period from the acquisition date to December 31, 2014, the revenues and profit or loss contributed by these acquired companies to the consolidated results are as follows:

Companies acquired	Control Date	Revenues	Profit (loss)*
		US$ thousands
AEI Nicaragua Holdings Ltd	March 12, 2014	124,578	5,874
Surpetroil S.A.S.	March 28, 2014	9,263	1,759
AEI Jamaica Holdings Ltd.	May 30, 2014	40,752	(2,242)
AEI Guatemala Holdings Ltd.	September 17, 2014	33,302	(1,028)

Total		207,895	4,363

*	These figures do not include any effect arising from the purchase price allocation adjustments and from non-controlling interest.

g.	On September 3, 2014, Inkia Americas Holdings Ltd. (the “Seller”), and I.C. Power as guarantor of the Seller, closed the sale of its shares in Inkia Holdings (Acter) Limited (“Acter”), that indirectly holds the equivalent of 39.01% of Generandes Peru SA, the holding company of Edegel SAA for a total consideration of $413,000 thousand in cash.

As a consequence of the sale of Acter, I.C. Power transferred all the following companies to Enersis: Southern Cone Power Ltd., Latin America Holding I Ltd., Latin America Holding II Ltd. and Southern Cone Power Peru S.A.A.

Pursuant to the terms of the Share Purchase Agreement, prior to the consummation of the Acter Disposition, Acter was required to repay the outstanding indebtedness (the “Acter Debt”) held with Credit Suisse AG, Cayman Islands Branch. In order to repay the Acter Debt, Seller received a short-term loan from I.C. Power on August 26, 2014 in an amount of $125,000 thousand (the “Acter Contribution”), and used the proceeds to repay the Acter Debt on September 22, 2014.

On April 30, 2015, Inkia received $3,850 thousand as a final dividend from Enersis equivalent to the remaining portion on 2014 Generandes’ earnings as of September 3, 2014.

Note 11 – Subsidiaries (Cont’d)

h.	In May and June 2014, I.C. Power repaid $167,811 thousand of intercompany debt owed to IC, repaid $94,865 thousand of capital notes to IC, and made a dividend distribution to IC of $37,324 thousand. As a result of I.C. Power’s $167,811 thousand repayment of loans and $94,865 thousand repayment of capital notes to IC, no debt currently exists between I.C. Power and IC. In this report this amount (approximately $300 million) was recorded as a payment to former parent company.

i.	In September 2014, a subsidiary of Inkia updated its five-year budget as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $34,673 thousand.

2.	I.C. Green

a.	On December 9, 2014, I.C. Green Energy (“ICG”) signed an agreement for the sale of all its holdings (about 69%) in the shares of Petrotec AG (“Petrotec”), a public company traded on the Frankfurt stock exchange, to the Renewable Energy Group (“REG”), a public company traded on the NASDAQ. As part of the agreement, REG paid ICG in exchange for Petrotec’s shares, the amount of $20.9 million, by means of an issuance of shares of REG, along with payment of an additional amount in cash, of $15.8 million, in respect of the balance of loans and accrued interest ICG granted to Petrotec. The number of shares REG issued to ICG is 2 million shares (about 4.6% of REG’s capital). The shares issued will be restricted for trading and will be released in three equal portions after six, nine and twelve months from the issuance date.

On December 24, 2014 (“the Closing Date”), all the approvals required for execution of the agreement were received and the Group ceased to control Petrotec.

The fair value of the restricted shares was $18 million. As a result of the sale, the Group reported a capital loss of $5 million in its financial statements.

During 2014, ICG received 2,070,538 REG shares at a price of $10.1133 per share. Due to restrictions on the shares, they were recorded in ICG’s books in a value of $18,439 thousands.

During 2015, ICG sold 1,380,358 shares in a total sum of $12,670 thousands and ICG recorded a finance income of $587 thousands from adjustment of REG shares to fair value.

The value of REG shares in ICG’s books as of December 31, 2015 is $6,412 thousands.

b.	In 2014, due a lack of sufficient sources of financing for 2015, the Board of Directors of HelioFocus decided to reduce HelioFocus’ activities and to maintain only a minimum number of personnel until new investors are recruited.

As a result, the Group examined the amount of its investment in HelioFocus and decided to write down the balance to the amount of about $1.5 million in 2014, representing the cash equivalents less the pension liabilities. As a result of the write down, the Group recorded a capital loss of $13,171 thousand in 2014.

c.	As of December 31, 2015, ICG held 90.85% of the shares of Primus Green Energy Inc. (“PGE”), the total convertible loans including interest, owed by PGE to ICG, were consolidated to a convertible bridge financing agreement of $11 million with interest of 7% annually and will be repayable on July 1, 2016.

d.	PGE’s future is highly dependent on combination of factors, such as the timeliness and successful completion of additional financing; the success of its research and development activities; designing, constructing and operating successful production plants; and continued accessibility to funding from investment agreement with ICG and subject to price of available technologies and energy sources. As a result of above uncertainties, ICG decided to write-off its goodwill in PGE in the amount of $6 million in 2015.

Note 11 – Subsidiaries (Cont’d)

3.	I.C. Power Pte Ltd

On August 31, 2015, I.C. Power Pte Ltd (“I.C. Power Singapore”) a wholly-owned subsidiary of Kenon and intended holding company of I.C. Power, filed a Registration Statement on Form F-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed initial public offering (“IPO”) of ordinary shares of I.C. Power Singapore (the “Ordinary Shares”).

The number and price of the shares has yet to be determined. I.C. Power Singapore intends to use the net proceeds of the proposed IPO, along with readily available cash, to develop greenfield projects, acquire companies or assets in the electricity sector, repay an intercompany note payable by I.C. Power Singapore to Kenon of up to $220 million (which note will be issued by I.C. Power to Kenon prior to the IPO), and for general corporate purposes.

The proposed IPO represents a key step in Kenon’s implementation of its strategy to provide its investors with direct access to its primary businesses. Following the proposed IPO, Kenon will remain the majority shareholder of I.C. Power Singapore.

I.C. Power Singapore filed Amendment No.1 to above Registration Statement with SEC on November 2, 2015. The amendment contains new and updated business, regulatory, operating and financial information relating to I.C. Power’s businesses.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries in 2015 and combined entities in 2014 and 2013 that has material NCI:

	As at and for the year ended December 31
	2015				2014				2013
	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	US$ thousands
NCI percentage	25.10%	35.42%	25.10%	25.10%	25.10%	35.42%	25.10%	25.10%	25.10%	25.10%
Current assets	47,766	43,390	92,120	23,841	138,153	52,850	83,954	128,242	71,948	72,670
Non-current assets	344,052	172,917	638,325	847,015	102,668	172,240	645,927	662,055	541,079	378,012
Current liabilities	(36,075)	(22,044)	(188,291)	(25,909)	(18,713)	(23,376)	(153,302)	(25,138)	(113,532)	(30,767)
Non-current liabilities	(289,560)	(121,142)	(356,900)	(556,277)	(144,679)	(131,327)	(405,360)	(460,081)	(352,515)	(114,864)

Net assets	66,183	73,121	185,254	288,670	77,429	70,387	171,219	305,078	146,980	305,051

Carrying amount of NCI	16,612	25,899	46,499	72,456	19,435	24,931	42,976	76,575	36,892	76,568

Revenues	—	111,428	447,679	—	—	124,578	436,673	—	394,055	—
Profit/(loss)	(4,049)	14,469	44,088	(8,579)	(311)	4,472	53,090	6,964	43,665	264
Other comprehensive income (loss)	(6,057)	—	(53)	(1,079)	(245)	—	1,150	(6,938)	1,396	(13,805)

Profit attributable to NCI	(1,016)	5,125	11,066	(2,153)	(78)	1,584	13,326	1,748	10,960	66
OCI attributable to NCI	(1,520)	—	(13)	(271)	(62)	—	289	(1,742)	350	(3,465)

Cash flows from operating activities	—	42,480	120,438	—	—	16,605	116,915	—	142,495	—
Cash flows from investing activities	(236,207)	(5,088)	(13,589)	(180,771)	(88,644)	19,522	(26,259)	(247,724)	(16,566)	(178,664)
Cash flows from financing activities excluding dividends paid to non-controlling interests	138,000	(26,139)	(91,084)	95,000	195,135	(20,445)	(78,982)	296,868	(135,043)	235,090
Dividends paid to non-controlling interests	—	(4,401)	(7,530)	—	—	—	—	—	(23,266)	—

Effect of changes in the exchange rate on cash and cash equivalents	(3,266)	(489)	(5,334)	(2,929)	(265)	411	(824)	—	(1,245)	—

Net increase (decrease) in cash equivalents	(101,473)	6,363	2,901	(88,700)	106,226	16,093	10,850	49,144	(33,625)	56,426

Note 11 – Subsidiaries (Cont’d)

C.	Restrictions

I.C. Power

Inkia´s subsidiaries have no restrictions to transfer cash or other assets to the parent company as long as each subsidiary is in compliance with the covenants derived from the borrowing agreements described in note 15.

OPC originally had restrictions to transfer cash or paid dividends up to the third anniversary of Construction Completion. On October 13, 2015, OPC and its senior lenders amended this restriction in order to allow OPC to transfer cash and pay dividends. Therefore, on October 19, 2015, OPC paid NIS 295,000 thousand (equivalent to $76,783 thousand). Out of this total, NIS222,496 thousand (equivalent to $57,912 thousand) was paid as repayment of capital notes and NIS 72,504 thousand (equivalent to $18,871 thousand) as intercompany loan. As of December 31, 2015 and 2014, the cash and cash equivalents at OPC´s financial statements amounted to $111,301 thousands and $157,668 thousands respectively.

Inkia has restrictions to transfer cash or other assets to I.C. Power. Pursuant to its senior notes agreement, dividend payments are treated as restricted payments and are subject to mainly the following conditions:

•	Inkia is able to incur at least $1.00 of additional indebtedness pursuant to satisfying a covenant test (unconsolidated interest coverage ratio is equal or greater than 2.0 to 1.0); and

•	The amount (dividend payments) cannot exceed the sum of: 100% of cumulative consolidated net income of I.C. Power accrued on a cumulative basis, beginning on January 1, 2011 to the end of the most recent fiscal quarter, deducting any non-cash charges or expense (other than depreciation and amortization), non-cash gains and the cumulative effect of changes in accounting principles.

Note 12 – Deposits, Loans and Other Receivables, including Financial Instruments

Composition:

	As at December 31
	2015	2014
	US$ thousands
Deposits in banks and others – restricted cash	16,521	29,700
Financial derivatives not used for hedging	2,863	322
Tower-series 9 options (1)	12,175	10,056
Other receivables (2)	56,916	34,580

	88,475	74,658

(1)	1,669,795 series 9 options of Tower are held by Kenon to purchase 1,699,795 shares of Tower exercisable up to June 27, 2017 at an exercise price of $7.33 per option.
(2)	As of December 31, 2015 and 2014, other receivables correspond mainly to non-current prepaid expenses (connecting to high voltage and gas contract) in OPC.

Note 13 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2015
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Companies entering the combination	Transfers and Reclassifications	Balance at end of year
	US$ thousands
Cost
Roads, buildings and leasehold improvements	280,618	4,792	(144)	(503)	—	3,775	288,538
Installations, machinery and equipment	1,779,476	35,148	(5,775)	(4,954)	—	36,859	1,840,754
Dams	138,260	—	(929)	—	—	979	138,310
Office furniture and equipment, motor vehicles and other equipment	43,381	9,140	(1,866)	(508)	—	1,977	52,124

	2,241,735	49,080	(8,714)	(5,965)	—	43,590	2,319,726
Plants under construction	789,681	477,231	(176)	(393)	8,981	(14,949)	1,260,375
Spare parts for installations	27,084	48,078	(116)	(40)	—	(30,707)	44,299

	3,058,500	574,389	(9,006)	(6,398)	8,981	(2,066)	3,624,400

Accumulated depreciation
Roads, buildings and leasehold improvements	64,473	6,744	(34)	(56)	—	826	71,953
Installations, machinery and equipment	429,499	102,214	(2,077)	(677)	—	1,365	530,324
Dams	45,489	1,499	(224)	—	—	—	46,764
Office furniture and equipment, motor vehicles and other equipment	20,829	3,499	(1,661)	(95)	—	(1,034)	21,538

	560,290	113,956	(3,996)	(828)	—	1,157	670,579

	2,498,210	460,433	(5,010)	(5,570)	8,981	(3,223)	2,953,821

Prepayments on account of property, plant & equipment	4,577						6,057

	2,502,787						2,959,878

Note 13 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2014
	Balance at beginning of year	Additions	Disposals	Impairment	Differences in translation reserves	Companies entering the combination	Companies exiting the combination	Balance at end of year
	US$ thousands
Cost
Roads, buildings and leasehold improvements	297,115	24,991	(511)	—	(4,935)	7,062	(43,104)	280,618
Installations, machinery and equipment	1,513,921	110,413	(8,704)	—	(58,677)	259,194	(36,671)	1,779,476
Dams	138,538	—	(278)	—	—	—	—	138,260
Office furniture and equipment, motor vehicles and other equipment	90,788	6,803	(3,129)	—	(1,651)	3,707	(53,137)	43,381
Vessels	2,317,153	3,545	—	—	—	—	(2,320,698)	—
Containers	683,311	3,208	(11,891)	—	—	—	(674,628)	—

	5,040,826	148,960	(24,513)	—	(65,263)	269,963	(3,128,238)	2,241,735
Plants under construction	387,773	405,771	(314)	—	(23)	480	(4,006)	789,681
Spare parts for installations	17,438	28,677	(861)	—	(1,099)	3,004	(20,075)	27,084

	5,446,037	583,408	(25,688)	—	(66,385)	273,447	(3,152,319)	3,058,500

Accumulated depreciation
Roads, buildings and leasehold improvements	81,719	7,538	(222)	2,229	(193)	52	(26,650)	64,473
Installations, machinery and equipment	360,101	94,657	(2,205)	17,356	(3,596)	—	(36,814)	429,499
Dams	28,944	1,674	(30)	14,901	—	—	—	45,489
Office furniture and equipment, motor vehicles and other equipment	58,959	5,154	(1,328)	187	(95)	267	(42,315)	20,829
Vessels	714,828	44,017	—	—	—	—	(758,845)	—
Containers	341,011	23,266	(8,886)	—	—	—	(355,391)	—

	1,585,562	176,306	(12,671)	34,673	(3,884)	319	(1,220,015)	560,290

	3,860,475	407,102	(13,017)	(34,673)	(62,501)	273,128	(1,932,304)	2,498,210

Prepayments on account of property, plant & equipment	—							4,577

	3,860,475							2,502,787

B.	Depreciated balances

	As at December 31
	2015	2014
	US$ thousands
Roads, buildings and leasehold improvements	216,585	216,145
Installations, machinery and equipment	1,310,430	1,349,977
Dams	91,546	92,771
Office furniture and equipment, motor vehicles and other equipment	30,586	22,552
Plants under construction	1,260,375	789,681
Spare parts for installations	44,299	27,084

	2,953,821	2,498,210

Note 13 – Property, Plant and Equipment, Net (Cont’d)

C.	During the period ended December 31, 2015, the Group acquired assets with a cost of $574,389 thousand, mainly for the construction of the CDA, Samay I and Kanan projects.

During the period ended December 31, 2014, the Group acquired assets with a cost of $583,408 thousand, mainly for the construction of the CDA and Samay I projects, the acquisition of Las Flores power plant, and $272,865 thousand in connection with AEI Nicaragua Holdings Ltd, AEI Jamaica Holdings Ltd, AEI Guatemala Holdings Ltd and Surpetroil business combinations, see note 11.A.1.b.

CDA is a run-of-the-river hydroelectric project on the Mantaro River located in Huancavelica, in central Peru. The plant will have an installed capacity of 510 MW. Construction of the hydroelectric plant is underway (approximately 90% advanced as of December 31, 2015). It is expected that CDA will commence commercial operation during the second half of 2016 and it is estimated to cost approximately $959,000 thousand. The CDA Project is financed with a $591,000 thousand syndicated credit facility, representing 62% of the total estimated cost of the project, with export credit agencies, development banks and private banks, and is collateralized by the assets of the project. The remaining 38% of the CDA Project’s cost will be financed with equity from each of Inkia and Energía del Pacífico (the minority shareholder of Kallpa, CDA and Samay I), in proportion to their ownership interests in CDA. As of December 31, 2015, CDA shareholders has already funded $328,000 thousand.

On November 29, 2013, Samay I won a public bid auction conducted by the Peruvian Investment Promotion Agency to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600 MW at an estimated cost of $380,000 thousand, approximately 82% of which is to be financed with a $311,000 thousand seven-year syndicated secured loan agreement with Bank of Tokyo, Sumitomo and HSBC and approximately 18% of which has been financed with equity from each of Inkia and Energía del Pacífico. Samay I’s agreement with the Peruvian government is for a 20-year period, with fixed monthly capacity payments and pass-through of all variable costs. Construction of Samay I’s thermoelectric plant is in its early stages and it is expected that Samay I will commence commercial operations in mid-2016, in accordance with the terms of its agreement with the Peruvian government.

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

D.	In September 2014, a subsidiary of Inkia updated its five-year budget; as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its forecast profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $34,673 thousand. At the end of 2015, Inkia performed an impairment test on the long lived assets of this subsidiary in order to identify whether the impairment loss is reversed or whether an additional impairment loss is required. As a result of this, no additional impairment loss is required as of December 31, 2015. However, due to the sensitively of the assumptions used, I.C. Power management believes that minor changes in the key assumptions may affect materially the carrying value of this subsidiary in the future.

E.	The amount of borrowing costs capitalized during 2015 was $31,596 thousand ($52,124 thousand during 2014).

Note 13 – Property, Plant and Equipment, Net (Cont’d)

F.	In I.C. Power, property, plant and equipment includes assets acquired through financing leases. As at December 31, 2015 and 2014, the cost and corresponding accumulated depreciation of such assets are as follows:

	US$ thousand
	As of December 31, 2015			As of December 31, 2014
	Cost	Accumulated depreciation	Net cost	Cost	Accumulated Depreciation	Net cost
Roads, buildings and leasehold improvements	42,281	(5,545)	36,736	42,280	(4,488)	37,792
Installations, machinery and equipment	275,674	(104,401)	171,273	277,272	(88,679)	188,593

	317,955	(109,946)	208,009	319,552	(93,167)	226,385

G.	The composition of the depreciation expense is as follows:

	As at December 31
	2015	2014
	$ thousands
Depreciation charged to results	114,855	104,337
Depreciation charged to fixed assets*	(899)	298

	113,956	104,635

*	Depreciation expenses on motor vehicles of projects under construction (CDA and Samay I) are capitalized.

	As at December 31
	2015	2014
	$ thousands
Depreciation charged to cost of sales	105,725	96,920
Depreciation charged to general, selling and administrative expenses	9,130	7,417

Depreciation charged to results	114,855	104,337

Amortization of intangibles	5,192	4,076

Depreciation and amortization	120,047	108,413

H.	The Group has fully depreciated assets that are still in operation. As at December 31, 2015, the original cost of such assets was $88,804 thousand ($66,387 as at December 31, 2014).

Note 14 – Intangible Assets

A.	Composition:

	Goodwill	Customer relationship*	Software	Others**	Total
	US$ thousands
Cost
Balance as at January 1, 2015	81,484	41,074	1,522	53,459	177,539
Acquisitions as part of business combinations	119	—	—	464	583
Acquisitions – self development	—	—	194	15,070	15,264
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	71	(177)	(106)
Translation differences	(2,022)	—	(3)	(10)	(2,035)

Balance as at December 31, 2015	79,581	41,074	1,776	68,806	191,237

Amortization and impairment
Balance as at January 1, 2015	15,537	12,591	709	4,031	32,868
Amortization for the year	—	4,297	214	681	5,192
Acquisitions – business combination	—	—	—	—	—
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	22	—	22
Impairment	5,918	—	—	—	5,918
Translation differences	—	—	—	1	1

Balance as at December 31, 2015	21,455	16,888	937	4,713	43,993

Carrying value
As at January 1, 2015	65,947	28,483	813	49,428	144,671

As at December 31, 2015	58,126	24,186	839	64,093	147,244

*	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.
**	The 2015 additions in the caption “others” include mainly development cost. Expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the I.C. Power currently operates.

As of December 31, 2015, balance of “others” intangible assets mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with the CDA project.

Note 14 – Intangible Assets (Cont’d)

A.	Composition (Cont’d)

	Goodwill	Customer relationship*	Technology*	Software	Others**	Total
	US$ thousands
Cost
Balance as at January 1, 2014	85,650	16,601	50,534	114,855	37,685	305,325
Acquisitions as part of business combinations	25,765	24,473	—	137	5,708	56,083
Acquisitions – self development	—	—	—	2,939	15,537	18,476
Disposals	—	—	—	(196)	—	(196)
Reclassification	(28,367)	—	(50,534)	(116,142)	(5,472)	(200,515)
Translation differences	(1,564)	—	—	(71)	1	(1,634)

Balance as at December 31, 2014	81,484	41,074	—	1,522	53,459	177,539

Amortization and impairment
Balance as at January 1, 2014	12,931	9,196	47,436	67,883	6,296	143,742
Amortization for the year	—	3,395	843	5,513	747	10,498
Acquisitions – business combination	—	—	—	109	—	109
Disposals	—	—	—	(196)	—	(196)
Reclassification	(12,931)	—	(48,986)	(72,582)	(3,012)	(137,511)
Impairment	15,537	—	—	—	—	15,537
Translation differences	—	—	707	(18)	—	689

Balance as at December 31, 2014	15,537	12,591	—	709	4,031	32,868

Carrying value
As at January 1, 2014	72,719	7,405	3,098	46,972	31,389	161,583

As at December 31, 2014	65,947	28,483	—	813	49,428	144,671

*	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.
**	The 2014 additions in the caption “others” include mainly development cost. Expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the I.C. Power currently operates.

As of December 31, 2014, balance of “others” intangible assets mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with the CDA project.

Note 14 – Intangible Assets (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31
	2015	2014
	US$ thousands
Intangible assets with a finite useful life	25,673	30,002
Intangible assets with an indefinite useful life or not yet available for use	121,571	114,669

	147,244	144,671

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment, goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill is allocated to the cash-generating units are as follows:

	As at December 31
	2015	2014
	US$ thousands
Goodwill
I.C. Power and its subsidiaries	58,126	60,029	*
Other	—	5,918	**

	58,126	65,947

*	Goodwill arises from the following Group entities in I.C. Power (cash generating unit):

	As at December 31
	2015	2014
	US$ thousands
Nejapa	40,693	40,693
Kallpa	10,934	10,934
Surpetroil	6,383	8,402
AIE	116	—

	58,126	60,029

*	Goodwill in Colombia and Israel’s subsidiary recorded in Columbian pesos and New Israeli shekels, respectively; translated into US dollars at the exchange rate at the reporting date.
**	Goodwill in PGE of $6 million was impaired in 2015 (See Note 11.A.2.d)

D.	Impairment testing

The recoverable amount of each CGU is based on the estimated value in use using discounted cash flows. The cash flows are derived from the 5-year budget.

The key assumptions used in the estimation of the recoverable amount are shown below. The values assigned to key assumptions represent management of the Group´s assessment of future trends in the power sector and have been based on historic data from external and internal sources.

	2015	2014
Discount rate	In percent
Peru	7.4	6.9
El Salvador	10.0	9.2
Colombia	9.2	11.1
Terminal value growth rate	1.2-2.0	1.2-2.0

The discount rate is a post-tax measure based on the characteristics of each CGU with a possible debt leveraging of 48% in 2015 and 43% in 2014.

Note 14 – Intangible Assets (Cont’d)

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management of the Group´s estimate of the long term inflation.

In addition to the discount and growth rates, the key assumptions used to estimate future cash flows, based on past experience and current sector forecasts, are as follows:

•	Existing PPA signed

•	Investment schedule – The management has used the updated investment schedule in countries in which those companies operate, in order that the supply satisfies the demand growth in an efficient manner.

•	The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•	Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand – Demand forecast has taken into consideration the most probable economic performance as well as growth forecasts of different sources.

•	Technical performance- The forecast take into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the CGUs, the management of the Group believes that minor changes in the above key assumptions may affect materially the recoverable amount of Surpetroil such that the carrying value ($6,383 thousand as of December 31, 2015) may exceed its recoverable amount. Other than that, management of the Group believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amounts to be materially below the respective carrying values of Nejapa, Kallpa and AIE.

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 30, in connection with financial instruments.

	As at December 31
	2015	2014
	US$ thousands
Current liabilities
Short-term credit:
Short-term loans from banks and financial institutions	179,317	58,137

	179,317	58,137

Current maturities of long-term liabilities:
Loans from banks and financial institutions	132,222	56,757
Non-convertible debentures	15,400	17,010
Liability in respect of financing lease	25,729	29,582

	173,351	103,349

Total current liabilities	352,668	161,486

Non-current liabilities
Loans from banks and financial institutions	1,550,480	1,373,245
Non-convertible debentures	671,247	703,952
Liability in respect of financing lease	163,774	193,538
Other long-term balances*	152,760	48,486

Total other long-term liabilities	2,538,261	2,319,221
Less current maturities	(173,351)	(103,349)

Total non-current liabilities	2,364,910	2,215,872

*	Included in the Other long-term balances were mainly the loan payable of $118,497 thousand to IC (See Note 1.B.2) and financial guarantees liability of $34,263 thousand (See Note 19.A.1)

Note 15 – Loans and Debentures (Cont’d)

Following are the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk, is provided in Note 30, in connection with financial instruments.

A.	Composition of I.C. Power loans from Banks and Others

				As at December 31, 2015		As at December 31, 2014
	Nominal annual Interest rate			$ thousands		$ thousands
		Currency	Maturity	Current	Non-Current	Current	Non-Current
Short-term loans from banks and financial institutions
I.C. Power Distribution Holdings
Credit Suisse (D)	LIBOR + 4%	USD	2016	117,334	—	—	—
Compañía de Electricidad de Puerto Plata (“CEPP”)
BHD Bank	2.48% / 3.80%	USD	2016/2015	3,000	—	5,000	—
Kallpa Generación
Banco de Crédito del Perú	1.15%	USD	2015	—	—	29,107	—
Banco de Crédito del Perú	0.69%	USD	2016	30,000	—	—	—
Scotiabank Perú	0.63%	USD	2016	15,000	—	—	—
Cobee
Various entities	5.50% / 6.00%	BOB	2016/2015	4,525	—	12,503	—
Nejapa
Scotiabank El Salvador	5.50%	USD	2016	5,000	—	—	—
Banco America Central	4.25%	USD	2016	1,200	—	—	—
I.C. Power Chile Inv
Scotiabank	TAB + 1.20%	CLP	2016	489	—	—	—
Cenergica
Banco America Central	4.25%	USD	2016	700	—	—	—
Surpetroil
Various entities	DTF+2.95%/4.15% IBR+4.25%	COP	2016/2015	2,069	—	1,527	—
PQP			2015
Banco Industrial Guatemala	4.75%	USD	2015	—	—	10,000	—

Subtotal				179,317	—	58,137	—

Long-term loans from Banks and others
Financial institutions:
Cerro del Aguila (E)
Tranche A	LIBOR+4.25% – LIBOR +5.50%	USD	2024	4,199	306,064	—	257,022
Tranche B	LIBOR+4.25% – LIBOR +6.25%	USD	2024	2,261	164,803	—	138,396
Tranche 1D	LIBOR+2.75% – LIBOR +3.60%	USD	2024	519	37,827	—	31,766
Tranche 2D	LIBOR+2.75% – LIBOR +3.60%	USD	2027	280	20,369	—	17,105
Samay I (F)
Sumitomo /HSBC / Bank of Tokyo	LIBOR+2.125% – LIBOR +2.625%	USD	2021	3,030	282,369	—	144,636
Kallpa Generación (G)
Syndicated Loan – Various entities	LIBOR+6.00%	USD	2019	17,384	41,279	13,895	58,663
Central Cardones (H)
Tranche One
BCI / Banco Itaú	LIBOR+1.9%	USD	2021	3,535	22,008	3,276	25,536

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at December 31, 2015		As at December 31, 2014
	Nominal annual Interest rate			$ thousands		$ thousands
		Currency	Maturity	Current	Non-Current	Current	Non-Current
Tranche Two
BCI / Banco Itaú	LIBOR+2.75%	USD	2017	—	17,884	—	19,384
Colmito (I)
Banco Bice	7.90%	CLP	2028	524	15,799	622	19,176
Consorcio Eólico Amayo, S.A.(J)
Banco Centroamericano de Integración Económica	8.45% -LIBOR +4%	USD	2023	4,428	42,704	4,533	47,147
Consorcio Eólico Amayo (Fase II), S.A.(K)
Various entities	LIBOR+5.75%,8.53%,10.76%	USD	2025	2,930	31,279	2,838	34,209
Empresa Energética Corinto, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	2,865	6,527	2,634	9,392
Tipitapa Power Company, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	2,568	6,130	1,951	5,781
Jamaica Private Power Company
Royal Bank of Canada	LIBOR + 5.50%	USD	2017	4,011	—	2,983	3,990
Burmeister & Wain Scandinavian Contractor A/S	3.59%	USD	2018	326	571	315	897
PQP (L)
Banco Industrial	LIBOR + 4.50%	USD	2019	4,268	10,743	4,757	17,034
Surpetroil S.A.S
Banco Corpbanca Colombia S.A	3.95%	COP	2015	—	—	135	—
Banco Pichincha	7.33%	COP	2017	128	95	—	—
OPC Rotem Ltd
Lenders Consortium (M)	4.85% - 5.36%	NIS	2031	16,272	360,295	18,818	381,246
Veolia Energy Israel Ltd. (N)			2016	5,080	—	—	19,060
I.C. Power Israel Ltd (O)
Facility A – Amitim and Menora Pension Funds	4.85%/7.75%	NIS	2016	41,313	—	—	39,902
Facility B – Amitim and Menora Pension Funds	7.75%	NIS	2029	4,251	51,020	—	53,203
I.C. Power Ltd
Bank Hapoalim New York	1.25%	NIS	2016	12,000	—	—	12,003
AGS
Veolia Energy Israel Ltd		NIS	2017	—	414	—	—

Sub total				132,172	1,418,180	56,757	1,335,548

Liabilities in respect of finance leases:
Kallpa Generación
Banco de Crédito del Perú/ Citibank (P)	LIBOR+3.00%	USD	2016	2,334	—	8,901	2,335
Banco de Crédito del Perú (Q)	LIBOR+2.05%	USD	2017	8,802	19,865	6,473	28,667
Scotiabank Perú (R)	7.57%	USD	2018	7,508	30,248	7,140	37,755
Banco de Crédito del Perú (S)	7.15%	USD	2023	6,624	87,816	6,624	94,440
Surpetroil S.A.S.
Banco de Occidente S.A.	DTF + 3.5%	COP	2017	461	116	444	759

Sub total				25,729	138,045	29,582	163,956

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at December 31, 2015		As at December 31, 2014
	Nominal annual Interest rate			$ thousands		$ thousands
		Currency	Maturity	Current	Non-Current	Current	Non-Current
Debentures
Cobee
Bonds Cobee II (T)	9.40%	USD	2015	—	—	6,803	—
Bonds Cobee III-1B (U)	6.50%	USD	2017	1,750	1,750	—	3,500
Bonds Cobee III-1C (bolivianos) (U)	9.00%	BOB	2020	—	6,343	—	6,343
Bonds Cobee III-2 (U)	6.75%	USD	2017	—	5,000	—	5,000
Bonds Cobee III-3 (bolivianos) (U)	7.00%	BOB	2022	—	6,160	—	6,160
Bonds Cobee IV-1A (V)	6.00%	USD	2018	—	3,977	—	3,967
Bonds Cobee IV-1B (V)	7.00%	USD	2020	—	3,972	—	3,964
Bonds Cobee IV-1C (bolivianos) (V)	7.80%	BOB	2024	—	12,023	—	12,020
Cobee Bonds-IV Issuance 3 (V)	6.70%	USD	2019	—	4,961	—	4,950
Cobee Bonds-IV Issuance 4 (bolivianos) (V)	7.80%	BOB	2024	—	15,035	—	15,029
Kallpa Generación
Kallpa Bonds (W)	8.50%	USD	2022	13,650	135,455	10,207	149,105
Inkia Energy Ltd
Inkia Bonds (X)	8.375%	USD	2021	—	447,524	—	447,357
Cepp
Cepp Bonds (Y)	6.00%	USD	2019	—	9,924	—	24,755
Cobee
Cobee Bonds (Premium)		USD-BOB	2017-2024	—	3,723	—	4,792

Subtotal				15,400	655,847	17,010	686,942

Total				352,618	2,212,072	161,486	2,186,446

DTF: “Depósitos a Término Fijo”. Fixed-term deposits rate calculated by Colombia’s Central Bank.

IBR: “Indicador Bancario de Referencia”. Bank Indicator of Reference calculated by Colombia’s Central Bank.

TAB: “Tasa Activa Bancaria”. Short-term credits average interest rate calculated by Chile’s Bank’s Association.

TRE: “Tasa de Referencia”. Weighted average for time deposits rates, calculated by Bolivia’s Central Bank.

Note 15 – Loans and Debentures (Cont’d)

B.	Classification based on currencies and interest rates

	Weighted- average interest rate December 31	As at December 31
	2015%	2015	2014
		US$ thousands
Current liabilities (without current maturities)

Short-term loans from financial institutions
In dollars	3.57%	172,234	15,000
In other currencies	6.13%	7,083	43,137

		179,317	58,137

Long-term liabilities (including current maturities)

Non-convertible debentures
In dollars	8.21%	629,014	661,200
In other currencies	6.14%	42,233	42,752

		671,247	703,952

Loans from financial institutions
In dollars	5.10%	1,043,289	860,145
In unlinked shekels	5.69%	490,645	493,169
In other currencies	7.87%	16,546	19,931

		1,550,480	1,373,245

		2,221,727	2,077,197

C.	Liability in respect of financing lease

Information regarding the financing lease liability broken down by payment dates is presented below:

	As at December 31, 2015			As at December 31, 2014
	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals
	US$ thousands
Less than one year	35,501	9,772	25,729	40,722	11,140	29,582
From one year to five years	134,976	26,053	108,923	153,396	33,122	120,274
More than five years	31,454	2,332	29,122	48,725	5,043	43,682

	201,931	38,157	163,774	242,843	49,305	193,538

Note 15 – Loans and Debentures (Cont’d)

Short-term loans from banks

D.	Credit Suisse – On December 29, 2015, I.C. Power Distribution Holdings Pte. Ltd., together with certain of its subsidiaries, executed a one-year secured credit agreement with Credit Suisse AG in an aggregate principal amount of $ 120,000 thousand to finance a portion of the acquisition of Estrella Cooperatief B.A., a holding company that indirectly owns 90.6% and 92.7% of two operating companies that operate an electricity distribution business in Guatemala and 100% of two smaller related businesses (the acquired businesses are referred to as “Energuate”). The loan under this facility bears interest on a quarterly basis at LIBOR plus a margin of 4% per annum and was secured with the shares of Estrella Cooperatief B.A. For additional information see Note 32.

As of December 31, 2015, the outstanding principal amount under this facility was $ 120,000 thousand. ($ 117,334 thousand, net of transaction costs).

Long term loans from banks and others

E.	In August 2012, CDA, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, Sumitomo Mitsui Banking Corporation, as SACE agent, the Bank of Nova Scotia, as Offshore Collateral Agent, Scotiabank Perú, S.A.A., as onshore collateral agent, and certain financial institutions, as lenders, entered into a senior secured syndicated credit facility for an aggregate principal amount not to exceed $ 591,000 thousand to finance the construction of CDA’s project. Loans under this facility will be disbursed in three tranches.

The loans under this credit agreement are secured by CDA’s power plant and related assets, comprise three tranches and bear interest payable on quarterly basis in arrears at a rate of LIBOR plus a margin. The margin applicable to each tranche is as follows:

Tranche	Amount* ($)	From July 2014 to August 2017	From August 2017 to August 2020	From August 2020 to August 2023	From August 2023 to maturity
A	341,843	4.25%	4.75%	5.25%	5.50%
B	184,070	4.25%	5.00%	5.75%	6.25%
D	65,000	2.75%	3.25%	3.60%	3.60%

*	Up to

Tranche A loans under this facility, in an aggregate principal amount of up to $ 341,843 thousand, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 5.50% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A. (COFIDE).

Tranche B loans under this facility, in an aggregate principal amount of up to $ 184,070 thousand, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 6.25% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche B loans are payable on August 17, 2024. Tranche B loans are guaranteed by COFIDE.

Note 15 – Loans and Debentures (Cont’d)

Long term loans from banks and others (cont´d)

Tranche D loans under this facility, in an aggregate principal amount of up to $ 65,000 thousand, are divided in two parts: Tranche 1D, in an aggregate principal amount of up to $ 42,250 thousand and Tranche 2D, in an aggregate principal amount of up to $ 22,750 thousand. Both parts will initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date the interest payment date occurring after August 17, 2017 to LIBOR plus 3.60% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of Tranche 1D and Tranche 2D will be payable in 33 and 12 quarterly installments, respectively. Tranche 1D payments will commence on the first quarterly payment date occurring after the project acceptance by CDA and Tranche 2D payments will commence 33 quarters after project acceptance by CDA. All Tranche D loans are secured by a credit insurance policy provided by SACE S.p.A. – Servizi Assicurativi del Commercio Estero, or SACE.

On August 17, 2013 CDA entered into interest rate swap closings: 100% of Tranche A was swapped at a fixed all-in interest rate of 7.2450% until August 2024 and 50% of Tranche B was swapped at a fixed all-in interest rate of 5.3777% until February 2016.

As of December 31, 2015, CDA has received proceeds from these facilities in the aggregate amount of $ 547,000 thousand ($ 85,000 thousand, $ 319,000 thousand and $ 143,000 during 2015, 2014 and 2013, respectively). This amount is shown net of $ 10,678 thousand of transaction costs.

F.	In December 2014, Samay I S.A. signed a project finance credit agreement with: The Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC Bank in order to finance $ 311,000 thousand, approximately 82% of the total cost of the project. This loan will initially bear interest at the rate of LIBOR plus 2.125% per annum, increasing to LIBOR plus 2.375% in December 2017 and to LIBOR plus 2.625% in December 2020 through maturity in December 2021. On December 18, 2014 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 2.919% (Libor at 0.794 plus 2.125%) for 40% of total notional and only during the construction period. On September 16, 2015 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 4.2343% for 93% of total notional beginning after the construction period. Samay has received proceeds from this facility in the aggregate amount of $ 291,000 thousand ($ 138,000 thousand and $ 153,000 thousand, during 2015 and 2014, respectively). This amount is shown net of $ 5,601 thousand of transaction costs.

G.	Kallpa Syndicated Loan - In November 2009, Kallpa entered into a secured credit agreement in the aggregate amount of $ 105,000 thousand to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs. The loan under this credit agreement bears interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in February 2013 through maturity in October 2019. As of December 31, 2015, the outstanding balance under this credit agreement was $ 58,663 thousand ($ 72,558 thousand as of December 31, 2014).

H.	In connection with Inkia´s acquisition of Central Cardones in December 2011, Inkia consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $ 37,296 thousand and $ 20,884 thousand, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 20 semi-annual installments through maturity in August 2021. Interest rate under these loans is swapped at an all-in rate of 6.80%. Loans under the second tranche bear interest at the rate of LIBOR plus 2.75% per annum, interest is payable semi-annually, and the loan matures in February 2017. As of December 31, 2015, the outstanding principal amount under these loans was $ 43,427 thousand ($ 48,196 thousand as of December 31, 2014).

Note 15 – Loans and Debentures (Cont’d)

Long term loans from banks and others (cont´d)

I.	In January 2014, Colmito Spa signed a credit agreement with Banco Bice in an aggregate amount of Chilean pesos 12,579,160 thousand ($ 22,600 thousand). This loan bears an interest rate of 7.9% in Chilean pesos and is paid semiannually until final maturity in December 2028. In February 2014 Colmito entered into a cross currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars. As of December 31, 2015, the outstanding balance under this loan was $ 16,323 thousand ($ 19,798 thousand as of December 31, 2014).

J.	Consorcio Eolico Amayo S.A. – In October 2007, Amayo I entered into a 15 year $ 71,250 thousand loan agreement with Banco Centroamericano de Integración Economica (CABEI). This loan is secured by a first degree mortgage over all the improvements executed on Amayo I´s project site, cessation of all the project contracts and the creation and maintenance of a reserve account for $ 2,400 thousand, to be controlled by CABEI. Part of this loan ($ 50,343 thousand) bears an interest rate of 8.45% and the other part ($ 20,907 thousand) an interest rate of LIBOR+4%, and is payable in quarterly installments until final maturity in February 2023. As of December 31, 2015, the outstanding balance under this loan was $ 47,131 thousand ($ 51,680 thousand as of December 31, 2014).

K.	Consorcio Eolico Amayo (Fase II) S.A. – In November 2010, Amayo II entered into a 15 year $ 45,000 thousand loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V (FMO) Banco Centroamericano de Integración Economica (CABEI). This syndicated loan is secured by a list of guarantees. Loans under this credit agreement bear interest rates of 10.76%, 8.53% and LIBOR+5.75%. Loans with variable interest rate are swapped at an all-in rate of 8.31% until December 2019 and 8.25% from December 2019 until September 2022. All three loans are payable in quarterly installments until final maturity in September 2025. As of December 31, 2015, the outstanding balance under this loan was $ 34,210 thousand ($ 37,047 thousand as of December 31, 2014).

L.	Puerto Quetzal Power LLC – In March 2012, Puerto Quetzal Power LLC (“PQP”) signed a loan agreement with seven financial institutions for an amount of $ 35.0 million. The loan is payable in quarterly installments until September 2019. Interest is accrued at LIBOR plus 4.5% annually. PQP entered into an interest rate swap contract to fix its interest at a rate of 6.0% per annum. The loan is secured by a pledge of substantially all of the assets of PQP and Poliwatt Ltd (“Poliwatt”), including PQP and its subsidiaries shares. As of December 31, 2015, the outstanding balance under this loan was $ 15,011 thousand ($ 21,791 thousand as of December 31, 2014).

M.	OPC Lenders Consortium

In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd (“Bank Leumi”) (shareholder of Kenon – 14% shareholding) for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (“OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $460 million). The loans are CPI linked and are repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031. As part of the financing agreement, OPC had certain restrictions to make distributions of dividends and repayments of shareholders’ loans, only after the third year after the completion of OPC’s power plant. On October 13, 2015, OPC and the senior lenders amended the Facility Agreement to remove this restriction.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2015 the amount of the reserve is NIS 66,210 thousand (equivalent to $ 16,968 thousand).

As of December 31, 2015 and 2014, the outstanding balance under this facility was NIS 1,469,363 thousand ($ 376,567 thousand) and NIS 1,555,847 thousand ($ 400,064 thousand), respectively.

Note 15 – Loans and Debentures (Cont’d)

N.	Veolia Energy Israel Ltd. – It corresponds to equity contributions made by Veolia Energy Israel Ltd. (previously Dalkia Israel Ltd.) (OPC´s minority shareholder) and presented as a capital note.

On October 19, 2015, OPC paid to its shareholders in the amount of NIS 222,496 thousands (approximately $ 57,911 thousand) as repayment of these capital notes, of which NIS 59,000 thousand (approximately $ 15,357 thousand) were paid to Veolia Energy Israel Ltd.

As of December 31, 2015 and 2014 the balance of the capital notes is NIS 19,821 thousands ($ 5,080 thousand) and NIS 71,649 thousands ($ 19,060 thousand), respectively.

O.	I.C. Power Israel Ltd. (“ICPI”) – On June 22, 2014, ICPI entered into a mezzanine financing agreement with Mivtachim Social Insurance and Makefet Fund Pension (“Amitim Pension Funds”) and Menora Mivtachim Insurance Ltd in the aggregate amount of NIS 350,000 thousand ($ 93,105 thousand), consisting of three Facilities: (i) Tranche A bridge loan for NIS 150,000 thousand, bearing interest of 4.85% p.a. to be repaid until March 31, 2017; (ii) Tranche B long-term loan for NIS 200,000 thousand, bearing interest of 7.75% p.a., repayable on annual basis until March 2029; and (iii) Tranche C (only to cover shortfall amounts) for NIS 350,000 thousand. As of December 31, 2015, no disbursements have been made under Tranche C. These loans are linked to CPI.

As of December 31, 2015 and 2014, the outstanding balance under this facility was NIS 376,872 thousand ($ 96,584 thousand) and NIS 362,085 thousand ($ 93,105 thousand), respectively.

During January 2016, Tranche A was prepaid for a total of NIS 161,746 thousand (approximately $ 40,680 thousand).

Liabilities in respect of finance leases

P.	Citibank Perú and Banco de Crédito del Perú—In March 2006, Kallpa entered into a capital lease agreement with Citibank del Perú S.A., Citileasing S,A. and Banco de Crédito del Perú under which the lessors provided financing for the construction of the Kallpa I facility at Chilca in an aggregate amount of $ 56,000 thousand. Under the lease agreements, Kallpa will make monthly payments beginning in December 2007 until the expiry of the lease in March 2016. These leases are secured by the assets of Kallpa in Peru. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 2,334 thousand ($ 11,236 thousand as of December 31, 2014). The lease bears an interest rate of 90 day LIBOR plus 3.00%.

Q.	Banco de Crédito del Perú - In December 2007, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú under which the lessor provided financing for the construction of the Kallpa II turbine in an aggregate amount of $ 81,500 thousand. Under the lease agreement, Kallpa will make monthly payments beginning in December 2009 until the expiry of the lease in December 2017. These leases are secured by the assets of Kallpa in Peru. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 28,667 thousand ($ 35,140 thousand as of December 31, 2014). The lease bears an interest rate of 90 day LIBOR plus 2.05%. Kallpa entered into an interest rate swap to fix the interest rate at an all-in rate of 6.55%, see note 17(b).

R.	Scotiabank - In October 2008, Kallpa entered into a capital lease agreement with Scotiabank Perú under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $ 88,000 thousand. Under the lease agreement, Kallpa will make monthly payments beginning in September 2010 until the expiry of the lease in July 2018. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 37,756 thousand ($ 44,895 thousand as of December 31, 2014). The lease bears a fixed interest rate of 7.57% p.a.

S.	In April 2014, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú for $ 107,688 thousand in order to finance the acquisition of the 193MW single turbine natural gas fired plant Las Flores from Duke Energy. Under the lease agreement, Kallpa will make quarterly payments beginning in July 2014 until the expiry of the lease in October 2023. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 94,440 thousand ($ 101,064 thousand as of December 31, 2014). The lease bears a fixed interest rate of 7.15% p.a.

Note 15 – Loans and Debentures (Cont’d)

Debentures

T.	Bonds Cobee II – In October 2008, COBEE issued and sold in the Bolivian market $ 20,403 thousand aggregate principal amount of its 9.40% notes due 2015 Interest is escrowed monthly by the trustee and is paid semiannually. Principal on these notes is payable in three equal installments in 2013, 2014 and 2015. As of December 31, 2015, the total principal amount under these bonds was fully paid (the aggregate outstanding principal amount was $ 6,803 thousand as of December 31, 2014).

U.	Bonds Cobee III – In February 2010, COBEE approved a bond program under which it is permitted to offer bonds in aggregate principal amounts of up to $ 40,000 thousand in multiple series. On March 12, 2010, COBEE issued and sold in the Bolivian market three series of notes in the aggregate principal amount of $ 13,844 thousand.

The aggregate gross proceeds of these notes, which were issued at a premium, were $ 17,251 thousand. The Series A Notes, in the aggregate principal amount of $ 4,000 thousand pay interest semi-annually at the rate of 5.00% per annum through maturity in February 2014. Principal on these notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $ 3,500 thousand, pay interest semi-annually at the rate of 6.50% per annum through maturity in February 2017. Principal on these notes will be paid in two equal annual installments commencing in February 2016. The Series C Notes, in the principal amount of Bs. 44.2 million ($ 6,343 thousand), pay interest semi-annually at the rate of 9.00% per annum through maturity in January 2020. Principal on these notes will be paid in four equal annual installments commencing in February 2017.

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $ 11,160 thousand. The aggregate gross proceeds of these notes, which were issued at premium, were $ 12,919 thousand. COBEE will amortize the premium reducing the interest expense related to these notes. The first series of these notes, in the aggregate of $ 5,000 thousand pays interest semi-annually at the rate of 6.75% per annum through final maturity in April 2017. Principal on these notes is payable at maturity. The second series of these notes in the aggregate principal amount of Bs. 43 million ($ 6,160 thousand), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. These funds were used mainly to pay a tranche of Bolivian bonds due in June 2012.

V.	Bonds Cobee IV – In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $ 60,000 thousand in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $ 19,934 thousand. The aggregate gross proceeds of these notes, which were issued at a premium, were $ 20,617 thousand. The Series A Notes, in the aggregate principal amount of $ 3,967 thousand pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. The Series B Notes, in the aggregate principal amount of $ 3,964 thousand pay interest semi-annually at the rate of 7.0% per annum through final maturity in January 2020. The Series C Notes, in the aggregate principal amount of Bs. 84 million ($ 12,020 thousand) pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $ 20,086 thousand. The aggregate gross proceeds of these notes, which were issued at a premium, were $ 22,100 thousand. The first series of these Notes, in the aggregate principal amount of $ 4,950 thousand pay interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs. 105 million ($ 15,029 thousand) pay interest semi-annually at the rate of 7.80% per annum through maturity in October 2024.

Note 15 – Loans and Debentures (Cont’d)

W.	Kallpa Bonds – In November 2009, Kallpa issued $ 172,000 thousand aggregate principal amount of its 8.5% Bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. The proceeds of these bonds were used for capital expenditures related to Kallpa’s combined-cycle plant. Interest on these bonds accrues based on the principal received by Kallpa and is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2014 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and related assets. As of December 31, 2015, the aggregate outstanding principal amount of these bonds was $ 149,105 thousand ($ 159,312 thousand as of December 31, 2014).

X.	Inkia Bonds – On April 4, 2011, Inkia issued senior unsecured notes for an aggregate principal amount of $ 300,000 thousand in the international capital market under the rule 144A Regulation S. These notes accrue interest at a rate of 8.375% and will be payable semi-annually with final maturity in April 2021 and were recognized initially at fair value plus any directly attributable transaction costs. The proceeds from this issue were used mainly to finance Inkia’s equity contribution in the construction of the CDA Project and to repurchase all of the Inkia Bonds.

On September 9, 2013, Inkia reopened its 8.375% senior notes due 2021 for an aggregate principal amount of $ 150,000 thousand. The new notes have terms and conditions identical to the initial $ 300,000 thousand notes issued on April 4, 2011 and were issued at 104.75% plus accrued interest from April 4, 2013, resulting in gross proceeds of $ 157,125 thousand plus $ 5,653 thousand of accrued interest. The proceeds from this issue will be used mainly for working capital and general corporate purposes. Subsequent to initial recognition, these notes are measured at amortized cost using the effective interest method. As of December 31, 2015, the outstanding principal amount under these notes was $ 447,524 thousand ($ 447,357 thousand as of December 31, 2014).

On September 5, 2014, Inkia requested the consents to its bondholders regarding certain proposed amendments to the Indenture: (i) Perform the IC split without being required to repurchase the bonds at a price equal to 101% of the aggregate principal; (ii) Request the repayment of the $ 150,000 thousand Credit Suisse/I.C. Power/Inkia Loan from the net proceeds of the Edegel sale; and (iii) Extend the investment period of the net proceeds from the Edegel sale from 12 to 30 months.

On September 16, 2014, the I.C.Power received the consent to reinvest the Net Cash Proceeds related to the Acter Disposition within 30 months (originally was 365 days) of such asset sale.

Inkia must reinvest the net cash proceeds from the Edegel sale ($235 million). As of December 31, 2015, Inkia has used $96 million of these net proceeds, to reinvest or to repay qualifying debt pursuant to the terms of such indenture. As a result of Energuate acquisition in January 2016, described in Note 32, Inkia has fully invested the net cash proceeds from the Edegel Sale.

Y.	In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $ 25,000 thousand in multiple series. In 2011 and 2010, CEPP issued and sold $ 20,326 thousand and $ 4,674 thousand of its 7.75% Bonds. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds is payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued and sold $ 25,000 thousand of its 6.00% Bonds due in January and March 2019. Part of these funds was used to prepay $ 15,000 thousand of its 7.75% Bonds outstanding due in May 2014. In October 2015, $ 15,000 thousand in CEPP’s bonds were repurchased. As of December 31, 2015, the outstanding principal amount net of transaction costs under these notes was $ 9,924 thousand ($ 24,755 thousand as of December 31, 2014).

Note 15 – Loans and Debentures (Cont’d)

Z.	As at December 31, 2015 and 2014, the main covenants that certain Group entities must comply with during the term of the debts are as follows:

Covenant
Group entities	Shareholder equity	Debt service to coverage ratio	Maximum leverage	Interest rate hedging
Kallpa Generación S.A.	Not required	Not less than 1.20	No more than 3.0	Required

COBEE (Bonds)	Not required	>=1.2	<=1.2	Not required

Central Cardones	Not required	>=1.1	Not required	Not required

JPPC (Jamaica)	Not required	Not less than 1.10	Debt to capital no more than 40%	Not required

Amayo I (Nicaragua)	Not required	Not less than 1.25	Not required	Not required

Amayo II (Nicaragua)	Not required	Not less than 1.20	Financial debt to Net Worth not in excess of 70:30	Not required

Corinto (Nicaragua)	Not required	Not required	Maximum debt to EBITDA of 3.0	Not required

Tipitapa (Nicaragua)	Not required	Not required	Maximum debt to EBITDA of 2.75.	Not required

Nejapa (El Salvador)	>= US$ 40 million	>=1.50	<=3.0	Not required

Other than with respect to the covenants referred to above, and the restrictions set forth in Note 11.C, there are no significant restrictions on the ability of I.C. Power’s subsidiaries to repay loans or advances or to transfer funds to I.C. Power.

Compliance with the covenants referred to above is overseen by the I.C. Power management. As of December 31, 2015, JPPC (Jamaica) does not comply with their Debt service to coverage covenant. Therefore, its financial debt has been classified as current liability. Other than JPPC, in the I.C. Power management opinion, the obligations have been complied with as of December 31, 2015 and 2014.

Note: Inkia has to comply only with incurrence ratios when it plans to issue new debt.

Note 16 – Trade Payables

	As at December 31
	2015	2014
	US$ thousands
Trade Payables	145,443	144,333
Other Payables	11	155

	145,454	144,488

Note 17 – Other Payables including Derivatives Instruments

	As at December 31
	2015	2014
	US$ thousands
Current liabilities:
Financial derivatives not used for hedging (b)	1,080	1,318
Financial derivatives used for hedging (b)	11,480	14,868
The State of Israel and government agencies	4,504	562
Employees and payroll-related agencies	4,229	3,039
Customer advances and deferred income	1,483	1,526
Accrued expenses	10,819	16,369
Employee benefits (c)	—	1,750
Interest payable	22,307	17,260
Other(a)	52,971	57,473

	108,873	114,165

Non-current liabilities:
Financial derivatives not used for hedging (b)	2,196	2,798
Financial derivatives used for hedging (b)	33,429	18,247

	35,625	21,045

(a)	It corresponds mainly to payables related to CDA and Puerto Bravo projects in the amount of $36 million and $30 million in 2015 and 2014 respectively.
(b)	As of December 31, 2015 and 2014, the derivatives maintained by the Group are as follow:

	In thousands of $
	Notional amount	Fair value
		2015	2014
Hedge derivatives (i)
Interest rate swap (a)	67,500	—	(607)
Interest rate swap (b)	384,093	(30,979)	(23,514)
Interest rate swap (c)	100,683	(196)	(718)
Interest rate swap (d)	124,400	(9,004)	(351)
Interest rate swap (e)	15,553	(3,880)	(2,523)
Exchange rate swap (f)	158,270	(850)	(5,402)

		(44,909)	(33,115)

Trading derivatives (ii)
Interest rate swap (g)	42,000	(2,994)	(3,769)
Interest rate swap (h)	14,500	(7)	(29)
Interest rate swap (i)	8,443	(275)	(318)

		(48,185)	(37,231)

Note 17 – Other Payables including Derivatives Instruments (Cont’d)

(i)	Hedge derivatives

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(a)	Kallpa	Kallpa II lease	Libor plus 2.05%	83% Kallpa II debt	6.55%	May 2015
(b)	CDA	Syndicated	Libor plus 4.25%	100% -Tranche A	7.25-8.50%	Aug 2024
(c)	CDA	Syndicated	Libor plus 4.25%	50% - Tranche B	5.38%	Feb 2016
(d)	Samay I	Syndicated	Libor plus 2.125%	93% total debt	4.23%	Dec 2021
(e)	Colmito	Loan	7.90% in Chilean Pesos	69% total debt	6.025% in $	Jun 2028
(f)	CDA	EPC payments in Peruvian Nuevo Sol	Spot exchange rate in Peruvian Nuevo Sol	S/403 million	S/2.546 for each $1	Jan 2016

(ii)	The Group has three additional interest swap agreements that are accounted for as trading derivatives because these derivatives were already in place when Inkia took control of the subsidiaries:

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(g)	Cardones	Syndicated	Libor plus 1.9%	100% - Tranche I	6.80%	Aug 2021
(h)	JPPC	Loan	Libor plus 5.5%	71%	6.46%	Mar 2017
(i)	Amayo II	Syndicated	Libor plus 5.75%	84% - BCIE facility	8.31%	Dec 2019
	Amayo II	Syndicated	Libor plus 5.75%	49% - BCIE facility	8.25%	Sep 2022 (*)

(*)	starts in Dec 2019

The gain arising from the volatility of the fair value of these interest rate swaps (See Note 24). During 2015, 2014 and 2013, the Group recorded gains/(losses) of $3,400 thousand, $(592) thousand and $2,645 thousand, respectively.

(c)	On December 27, 2011, OPC established a SARs plan (the “OPC Plan”) for a group of senior executives. The OPC Plan provides senior executives with the economic benefit of up to 0.9% to the increase in appreciation between the base price at grant date of $194 per unit and the resulting valuation at the settlement date (“exercise date”) of the OPC plan. The OPC Plan is subject to a vesting period which ended on December 31, 2012 and the lockup period matures on December 31, 2016. The exercise date price is based on the value resulting from multiplying eight times of OPC’s EBITDA (earnings before income tax during the preceding four fiscal quarters) less net financial liabilities (debt with financial institutions including accrued interest net of cash, part of the restricted cash, and cash equivalents) and less $120 million. By the end of December 2013, OPC had granted 3,600 units. During 2014, 2,293 units were exercised and $ 2,486 thousand of share appreciation rights payments were paid. As of December 31, 2014, the liability for the OPC Plan amounted to $1,396 thousand. The OPC Plan was settled in full in 2015.

Note 18 – Provisions

A provision was recognized by an I.C. Power subsidiary as a result of a regulator charge. Expenses related to this provision were recognized in the cost of sales in the amount of $(31,762) thousand and $51,875 thousand in 2015 and 2014, respectively.

US$ thousands
Balance at January 1, 2015	69,882
Provision made during the year	14,657
Provision reversed to cost of sales during the year (see note19(g))	(46,419)
Effects of foreign currency	3,566

Balance at December 31, 2015	41,686

Note 19 – Contingent Liabilities, Commitments and Concessions

A.	Guarantees

1.	Financial guarantees

The Company has provided financial guarantees to Chery, in respect of an obligation of Qoros, in the amount of $179 million (see Note 10.C.b.3.). The financial guarantees had a fair value of $34 million which was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets based on quoted prices in the market.

B.	Claims

1.	I.C. Power

a.	Nejapa Power Company, LLC

Legal process with a Minority shareholder

Crystal Power (“Crystal”), Nejapa’s minority shareholder brought claims against Nejapa Holdings and Inkia Salvadorian, Limited, collectively, the Inkia Defendants, as well as against the majority shareholder of Nejapa Holdings, and certain subsidiaries of El Paso Corporation (the former owner of Inkia’s interest in Nejapa Holdings), before the Court of the State of Texas at Brazoria County. The claims against the Inkia Defendants included claims relating to an issuance of new shares to Crystal by Nejapa Holdings, and allegations that Crystal had taken actions (i) preventing Nejapa Holdings from making distributions into an account opened by a New York Court as a result of an interpleader action filed by Nejapa Holdings, (ii) causing Nejapa to distribute dividends disproportionately and (iii) causing Inkia Salvadorian, Limited to use its majority position to harm Crystal. Crystal did not specify the amount of monetary damages against the Inkia Defendants.

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

The Parties were ordered by the Brazoria Court to assist a mediation hearing during July 2014. No settlement resulted from such hearing. A second mediation session was ordered by the Brazoria Court on October 30, 2014.

On December 31, 2014, the parties reached a settlement agreement in application of which the Inkia Defendants bought the shares of Crystal in Nejapa Holdings for a consideration of $20,000 thousand which become effective on January 6, 2015. The parties agreed to file the dismissal motions and judgments to the courts for filing and entry. The parties have agreed to release, discharge and forever hold harmless the other party and each of their present and former parents, subsidiaries, affiliates, predecessors, managing agents, employees, among others. As a result of this agreement, Inkia owns 100% of the shares in Nejapa Power LLC.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

b.	Cerro del Aguila (CDA)

Rio Mantaro Claim

In March 2015, CDA and the CDA EPC (engineering, procurement and construction) contractors amended the CDA EPC to address the claim delivered by the EPC contractors to CDA in April 2014, which demanded a six-month extension for the construction of the CDA Project and an approximately $92 million increase in the total contract price of the CDA Project. Pursuant to the amendment, the CDA EPC contractors shall renounce any and all past, existing, or future claims against CDA, based on facts or events that occurred or were known, on or before the date of the amendment, in exchange for CDA’s (i) payment of $40 million, subdivided into 4 payments over the course of the remaining construction period and subject to the achievement of certain milestones, and (ii) grant of the extensions of the CDA Project construction schedule that were previously requested by the CDA EPC contractors, which range between four and six months in length, depending upon the applicable CDA unit.

The amendment to the CDA EPC was subject to the approval of the lenders under the CDA Project Finance Facility. Upon the receipt of such approval, CDA paid the first of the four $10 million payments owed to the CDA EPC Contractors under the amendment on May 21, 2015. The payment of the remaining $30 million will be contingent upon the CDA EPC contractors’ satisfaction of certain construction milestones specified in the amendment to the CDA EPC.

CDA is expected to commence commercial operation in the second half of 2016. As a result of the settlement with the CDA EPC contractors, the estimated cost of the CDA Project is not expected to exceed $960 million.

c.	Compañía Boliviana de Energía Electrica (“COBEE”)

Energy Tariff Adjustment in Bolivia

As a result of a tariff review conducted by Autoridad de Fiscalización y Control Social (“AE”), the Bolivian electricity supervisory authority, the AE concluded that COBEE had collected excessive electricity tariffs equal to an amount of $ 7,300 thousand and as a result, the AE determined COBEE’s account in the electricity price stabilization fund (the “Stabilization Account”) should be debited with said excess.

After several filings, the amount of the excess was reduced to approximately $ 5,219 thousand and the Stabilization Account was credited in proportion to said reduction. COBEE continues to challenge this conclusion.

In September 2013, the AE issued Resolution 498-2014 (“Resolution VIII”), revoking resolutions V and VII and calculating an aggregate adjustment amount of $ 5,400 thousand. Cobee challenged this last ruling, claiming review and recognition of $ 500 thousand as last discussion item.

As of the date herein, the AE has issued Resolution 20-2014 (“Resolution IX”), accepting COBEE’s petition, in part, and ruling a $ 5,000 thousand as aggregate adjustment amount for the tariffs period 2006-2008.

I.C. Power management considers that the result of these proceedings is uncertain. However, the risk derived from this process is immaterial because COBEE has not recorded the net revenues assigned in the stabilization account due to COBEE’s inability to collect such balances. These revenues offset the contingency described above.

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

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

In January 2015, Kallpa was notified that the Tax Court rejected Kallpa’s appeal regarding the Kallpa I assessment. Kallpa disagrees with the court´s decision and filed an appeal before the Superior Court of Lima in April 2015. In order to appeal, Kallpa had to pay under protest the tax assessment of Kallpa I in the amount of approximately S/. 37.9 million ($12.3 million), include interests and fines.

As of the end of December 2015, the total tax exposure related to these assessments is as follows:

	Stage	Amount (In million S/.)	Amount (In million US$)
Kallpa I (1)	Superior Court of Lima	32.5	9.6
Kallpa II	Peruvian Tax Court	22.2	6.5
Kallpa III	Peruvian Tax Court	21.4	6.3
Kallpa IV (2)	SUNAT	30.0	8.8

		106.1	31.2

(1)	Amount recorded as a long-term account receivable, originally S/. 37.9 million but S/. 5.4 million (that corresponded to VAT) was recovered.
(2)	Amount reduced to S/. 0.8 million (S/. 0.5 million without interest) on January 27, 2016

On January 27, 2016, the amount of the claim in connection with Kallpa IV was reduced by S/. 17.2 million ($ 5.0 million) without interests, from S/. 17.7 million to S/. 0.5 million (from $ 5.1million to $ 0.1million). On February 12, 2016, Kallpa filed an appeal against the part of the resolution that referred to insurance. As of the date herein, such appeal is pending to be submitted by SUNAT to the Tax Court.

Management and the Company´s legal advisors are of the opinion that Kallpa´s appeals will be more likely than not successful; accordingly, no provision was recorded in the financial statements.

C.	Commitments

I.C. Power

a.	I.C. Power Ltd

Guarantee party	Description	Amount (In thousand NIS)	Amount (In thousand)	Cash Collateral (In thousand)
OPC Rotem Ltd.	Exposure of non-payment default resulting from “Ex post payments”	12,000	3,184	—
OPC Rotem Ltd.	Facility agreement	45,000	11,940	22,500
OPC Rotem Ltd.	Ensure payments of IPP Rotem Operation and Maintenance Ltd.	N/A	350	—
OPC Rotem Ltd.	PUA/EA Standards requirements – infrastructure services	38,595	10,240	—
OPC Rotem Ltd.	PUA/EA Standards requirements – infrastructure services	32,235	8,553	—
Advanced Integrated Energy Ltd.	Conditional license	822	218	—
Advanced Integrated Energy Ltd.	INGL agreement	295	78	—
Advanced Integrated Energy Ltd.	GSPA agreement	N/A	6,600	—
Advanced Integrated Energy Ltd.	Supply and generation licenses	4,471	1,186	—

As of December 31, 2015, I.C. Power has issued guarantees for a total amount of $ 42,349 thousand, as follows:

In 2011, IC Power Israel Ltd. together with Israel Corporation, and Dalkia Israel Ltd, together with Dalkia International S.A, provided an owner’s guarantees of NIS 80,000 thousand ($20,571 thousand) and NIS 20,000 thousand ($5,143 thousand), respectively, as part of the Facility Agreement. These guarantees are linked to the CPI of November 2010. As of December 31, 2014, the amount of the guarantees was NIS 106,000 thousand ($27,256 thousand). In December 2014, in light of Israel Corporation spinoff, OPC replaced IC guarantee with one from IC Power as well as NIS 45,000 thousand ($ 11,571 thousand) cash deposit as collateral.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

b.	Inkia Energy Ltd

As of December 31, 2015, Inkia has issued standard by letters of credit for a total amount of $ 94,240 thousand (2014: $79,925 thousand) for guarantee, as follows:

		As at December 31
		2015			2014
Guarantee party	Description	Amount (US$ Thousand)	Cash Collateral		Amount (US$ Thousand)	Cash Collateral
Kanan overseas I, Inc	Power Purchase agreement	18,334	9,220	(1)	18,334	9,200
Kanan overseas I, Inc	Storage and handling agreement	600	—		—	—
Lihuen S.A.	Bid Process in Chile	1,300	902	(2)	1,300	—
Samay I S.A.	Bond performance	15,000	—		15,000	—
Cerro del Aguila S.A.	Contingent equity for over costs	36,701	—		44,191	—
Kanan overseas I, Inc	Construction execution	9,200	—		—	—
Kanan overseas I, Inc	Bid process in Panama	2,475	—		1,100	1,100
Kanan overseas II, Inc	Bid process in Panama	8,750	—		—	—
Cerro del Aguila S.A.	Power Purchase agreement	376	—		—	—

(1)	Present as part of restricted cash non-current in the consolidated statement of financial position
(2)	Cash collateral for storage and handling agreement and Bid process in Chile

c.	Cobee, Bolivia

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

Consolidation of COBEE Financial Statements

The Bolivian government under the mandate of Evo Morales has nationalized companies that were privatized during President Gonzalo Sánchez de Lozada’s 1993-1997 administration and some other companies that were never owned by the Bolivian government.

As of the date of this report, the Bolivian government has not taken any specific action nor threatened to take any specific action against COBEE. Currently, I.C.Power has full control of COBEE´s operations and maintains all the associated economic rights and risks. Therefore, COBEE´s financial statements are consolidated in the accompanying consolidated financial statements.

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

In December 2011, the Bolivian Government amended the applicable law to prohibit generation companies from entering new PPAs. Therefore, COBEE will be unable to extend or replace this PPA.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	Kallpa, Peru

Power Purchase Agreements (PPA)

As of December 31, 2015, Kallpa has entered into twenty seven PPAs with unregulated consumers to provide capacity and the associated energy of 522 MW (twenty three PPAs of 510 MW as of December 31, 2014). These contracts have various commencement dates, and vary in duration between 2013 and 2028. Also, as of December 31, 2015, Kallpa has signed twenty eight PPAs with 8 distribution companies for 660 MW (thirteen PPAs with 7 distribution companies for 580 MW as of December 31, 2014).

The Peruvian market functions on the marginal cost method in which the generators bid their marginal cost to the market regulator who instructs the most efficient generators to produce electricity for the system. In the event Kallpa is not capable to meet its commitments under the contracts, Kallpa will be required to purchase energy in the spot market.

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

The Camisea consortium is obligated to provide a maximum of 4,250,000 cubic meters of natural gas per day to our Kallpa plant and Kallpa is obligated to purchase a minimum of approximately 2,225,000 cubic meters of natural gas per day as follows:

	Cubic meters per day
	To be provided by Consortium	Minimum Purchase
First gas turbine	1,200,000	648,000
Second gas turbine	1,300,000	702,000
Third gas turbine	1,300,000	650,000
Combined cycle	450,000	225,000

Total	4,250,000	2,225,000

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

Kallpa’s natural gas transportation services are rendered by Transportadora de Gas del Peru S.A. (“TGP”) pursuant to a natural gas firm transportation agreement dated December 2007, as amended. In April 2014, this agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. Pursuant to the modified agreement, TGP is obligated to transport up to 3,354,182 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This obligation will be reduced, first, by approximately 199,312 cubic meters per day beginning in March 2020 and, second, 206,039 cubic meters per day beginning in April 2030 as follows:

Cubic meters per day
From August 14, 2010 to March 31, 2014	3,154,870
From April 1, 2014 to March 20, 2020	3,354,182
From March 21, 2020 to March 31, 2030	3,154,870
From April 1, 2030 to December 31, 2033	2,948,831

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

This agreement expires in December 2033. Additionally, Kallpa is party to two additional gas transportation agreements, to become effective at the completion of the expansion of TGP’s pipeline facilities (which is currently expected to occur during the second half of 2016). Pursuant to the first agreement, TGP will be obligated to transport up to 565,130 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This agreement expires in April 2030. Pursuant to the second agreement, TGP will be obligated to transport up to 935,000 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This agreement expires in April 2033. Additionally on April 1, 2014, Kallpa entered into an agreement with TGP to cover the period up to the completion of the expansion of TGP’s pipeline facilities. Pursuant to this agreement, TGP is obligated to transport up to 120,679 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. Pursuant to the terms of each of these agreements, Kallpa pays a regulated tariff approved by the OSINERGMIN (Power Regulatory Entity in Peru).

e.	Samay I, Peru

Power Node Bid Awarded

On November 29, 2013, Samay I won one of the public bid auctions promoted by the Peruvian Investment Promotion Agency (“Proinversion”) to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600MW. The project has two operational stages: (i) cold reserve plant operating in diesel until natural gas becomes available in the area; and (ii) natural gas-fired power plant operating once a new natural gas pipeline is built and natural gas is available. The agreement with the Peruvian government is for a 20-year period with fixed monthly capacity payments and pass-through of all variable costs during the cold reserve phase.

The total investment for this plant is expected to be around $ 380 million and to be funded with around 82% of debt and the remaining 18% with equity. The power plant is required to enter into commercial operation no later than April 30, 2016. As of December 31, 2015, Samay I has reached a level of completion of 97%.

f.	CDA, Peru

Power Purchase Agreements (PPA)

As of December 31, 2015, CDA has entered into three PPAs and the associated energy of 483 MW of capacity. A 15-year PPA with ElectroPerú to provide 200 MW of capacity and the associated energy that commences during second half of 2016, a 10-year PPA with distribution companies (Luz del Sur S.A.A., Edelnor and Edecañete) awarded in December 2011 to provide 202 MW of capacity and the associated energy that commences in January 2018 with final expiration in December 2030, and a 10-year PPA with Edelnor awarded in December 2015 to provide 83 MW of capacity and the associated energy that commences in January 2022 with final expiration in December 2031.

g.	OPC, Israel

Power Purchase Agreements (PPA)

On November 2, 2009, OPC signed a PPA with IEC whereby OPC undertook to construct a power plant within 49-52 months from the PPA signing date, while IEC undertook to purchase capacity and energy from OPC., over a period of twenty (20) years from the commencement date of COD of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of OPC to provide the plant’s entire production capacity to IEC, and to produce electricity in the quantities and on the dates as required by IEC.

Power Purchase Agreements with end users

The PPA with IEC provides OPC with the option to allocate and sell the generated electricity of the power station directly to end users. OPC has exercised this option and sells all of its energy and capacity directly to end users. Most of the agreements are for a period of 10 years. The consideration tariff, are based on the time of use electricity tariff (“TAOZ”), the generation component of the time of use electricity tariff, less a discount from the generation component. Both the TAOZ and the generation component are determined by the Public Utility Authority—Electricity (“PUA”) and are updated from time to time.

If the consideration is less than a minimum tariff of the generation component, I.C.Power has the right to terminate the agreements.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Natural supply gas agreement

On November 25, 2012, OPC signed an agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership (“Tamar Partners”) regarding the natural gas supply to the power plant. The agreement shall terminate upon the earlier of: a 16 years term as from the date of gas flow to the power plant or until OPC has consumed the entire contractual quantity .In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity, whichever is earlier (“Tamar Agreement”).

The price of the gas is linked to changes in the “Production Cost” Tariff, which is part of TAOZ, and partially linked to the USD representative exchange rate, and includes “a floor price”. According to the Tamar Agreement, OPC shall purchase natural gas with a total contractual quantity of 10.6 BCM (billions of cubic meters). OPC is under a “take or pay” obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the Tamar Agreement. The Tamar Agreement contains certain conditions that provide in the future flexibility to reduce the minimum annual quantity.

On December 28, 2015, the agreement received the Israeli Antitrust Authority, (“Authority”) approval.

In July 2013, the PUA published a Decision updating the existing “Production Cost” Tariff by indicating two new tariffs. The PUA indicated in the Decision that the existing “Production Cost” Tariff shall be replaced by the tariff equal to 33.32 Agurot/KWh. On September 3, 2013 the Tamar Partners informed I.C.Power that following their review of the new tariffs, they concluded that the relevant tariff for calculating the natural gas price was 38.60 Agurot/KWh (which is the second tariff published by the PUA in its July 2013 Decision), and therefore the contract price for the natural gas should be calculated accordingly. Based on the clarification published by the PUA on October 20, 2013, stating that the definition replacing the “Production Cost” Tariff reflects a tariff equal to 33.32 Agurot/KWh and I.C. Power legal advisors, I.C.Power is of the opinion that the lower tariff in the amount of 33.32 Agurot/KWh shall apply for the purpose of calculating the contract price under the natural gas supply agreement and therefore rejects the Tamar Partners’ position and does not include a provision in the financial statements.

In January 2015, the PUA updated the generation component of the TAOZ. This tariff is the basis for the price calculation between OPC and the end users, and for the natural gas price indexation according to the gas purchase agreement. According to the tariff update, the generation component will be divided into a number of different tariffs. In this decision, the PUA clarified that the generation component that replaces the former component is 33.32 Agurot/Kwh. The weighted average generation component according the update is 30.09 Agurot/Kwh. As a result of this adjustment, the generation component was reduced by approximately 10% starting February 2015.

Israeli Electricity Reform

In July 2013, the Government of Israel appointed a steering committee (“the Steering Committee”) for the purpose to reform IEC and the Israeli electricity industry. Pursuant to the document appointing the Steering Committee, its tasks include examination of the optimum structure for the electricity industry and IEC, while placing emphasis on the encouragement of competition in the electricity industry, ensuring the financial strength of IEC, consideration of an efficiency plan for IEC and a proposal of an overall reform for the electricity industry and IEC. At the end of December 2015 no final decision as to the manner and nature of the reform of IEC and the electricity market has been determined by the Israeli government.

System Management Charges

In August 2015, the PUA published a Decision that Independent Power Producers (IPPs) in Israel would be obligated to pay the system management service charges, retroactively effective as of June 1, 2013. According to the PUA Decision, the amount of the system management service charges payable by OPC from the effective date of July 6, 2013 to June 2015, is approximately NIS 163 million ($43 million), including interest rate and linkage costs.

In OPC’s opinion, due to the PUA Decision, it is more likely than not that OPC will not be charged more than the amount that was indicated in the PUA Decision. Therefore, OPC reversed the provisions amounting to $46 million as of September 30, 2015 such that the total balance of the provision as of September 30, 2015 is equal to OPC’s estimation regarding the amount of system management service charge that would be charged to OPC with respect to the period between July 6, 2013 to June 2015, equal to approximately NIS163 million ($43 million).

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

In August 2015 the PUA published for public hearings a tariff update. Such tariff reflects a decline in the average tariff by approximately 7%. OPC charges privately negotiated tariffs to sell electricity to end users under its PPAs. Such tariffs are expressed as a discount to the generation component tariff included within the PUA tariff, therefore a decline in public tariffs will result in a corresponding decline in OPC’s tariffs and accordingly its revenues. OPC’s main cost of sales is natural gas and prices for the natural gas under the supply agreement with the Tamar Group are indexed to the PUA generation component tariff and NIS/ $ exchange rate. However the supply agreement also contains a floor price and as a result of above mentioned declines in the PUA generation component tariff, OPC will soon begin to pay the floor price, which will result in a decline in OPC’s margins. The new tariffs became effective as of September 9, 2015

h.	Nejapa El Salvador

Power Purchase Agreements (PPA)

In May 2013, Nejapa entered into two PPAs that were awarded as a result of two tenders for 71.2 MW and 38.8 MW of capacity, with 54-month and 48-month terms, respectively. Each PPA was divided among the seven distribution companies that conducted the tenders. The term of each PPA commenced in August 2013.

In December 2014, Nejapa entered into PPA with seven distribution companies for 30 MW of capacity with 36-month term starting from January 2015.

i.	Poliwatt, Guatemala

Power Purchase Agreements (PPA)

As of December 31, 2015, Poliwatt has entered into twelve PPAs to provide capacity and energy of 166 MW. These contracts have various commencement dates, and vary in duration between 2016 and 2017.

j.	I.C. Power Nicaragua, Nicaragua

Power Purchase Agreements (PPA)

As of December 31, 2015, Tipitapa Power Company and Empresa Energetica Corinto have entered into two PPAs with Distribuidora de Electricidad del Norte (“DISNORTE”) and Distribuidora de Electricidad del Sur (“DISSUR”) to supply and sell energy and capacity.

In addition, Consorcio Eólico Amayo and Consorcio Eólico Amayo (Fase II) also entered into PPAs with these distribution companies, and are committed to supply and sell all the energy at the supply node as part of the wholesale market.

These contracts have various commencement dates, and vary in duration, as follows:

Company	Commencement	Expiration	Contracted Capacity (MW)
Tipitapa Power Company	June 1999	December 2018	51
Empresa Energetica Corinto	April 1999	December 2018	50
Consorcio Eólico Amayo	March 2009	March 2024	40
Consorcio Eólico Amayo (Fase II)	March 2010	March 2025	23

k.	Kanan Overseas I, Inc, Panama

Power Purchase Agreement

In October 2014, Kanan was awarded a contract to supply energy with a maximum contractual capacity of 86 megawatts with distributions companies for a 5 year term that effectively started in December, 2015. For such purpose, Kanan is installing a power plant to operate thermal generation units with a total capacity of 92 megawatts. Kanan is expected to reach commercial operations in March 2016.

D.	Liabilities secured by liens

I.C. Power

The majority of I.C. Power’s loans are secured by I.C. Power’s power plant and related assets.

Note 20 – Share Capital and Reserves

A.	Share Capital

Company No. of shares (’000)
Authorised and in issue at 7 March 2014 (date of incorporation)	—
Issued during the year	23,500

Authorised and in issue at 31 December 2014	23,500

Authorised and in issued as part of the spin-off from IC	29,883

53,383
Issued for share plan	311

Authorised and in issue at 31 December 2015	53,694

All shares rank equally with regards to Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued share are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits. The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

Issuance of ordinary shares

On the date of incorporation, the Company issued 1 ordinary share at $1 per share.

In June 2014, the Company issued 19,999,999 bonus ordinary shares with no consideration.

In September 2014, the Company issued 2,500,000 ordinary shares at $1 per share.

In December 2014, the Company issued 1,000,000 ordinary shares at $1 per share.

On January 7, 2015, the Company issued 29,883,015 ordinary shares at $1 per share to IC as part of the spin-off (see note 1.B).

On January 11, 2015, the Company’s shares commenced trading on the Tel Aviv Stock Exchange and on 15 January 2015 in the New York Stock Exchange.

In 2015, 310,960 ordinary shares were granted under the Share Incentive Plan to key management at an average price of $19.76 per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of profit or loss.

D.	Kenon’s share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company, and IC pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2015 and 2014, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The aggregate fair value of the shares granted is $940 thousand (2014: $5,444 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $566 thousand as general and administrative expenses in 2015 (2014: $5,444 thousand).

Note 21 – Cost of Sales and Services

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Payroll and related expenses	35,635	31,369	21,817
Manufacturing, operating expenses and subcontractors	292,242	276,652	243,410
Fuel, gas and lubricants (a)	468,343	502,170	286,484
Intermediation fees (b)	6,223	—	—
Other	60,412	170,950	42,091

	862,855	981,141	593,802

(a)	Fuel cost is primarily heavy fuel oil consumed by the thermal plants in El Salvador, the Dominican Republic, Jamaica, Nicaragua and Guatemala.
(b)	Fees paid by Kallpa in connection with the profit shared on certain PPAs signed with distribution companies.

Note 22 – Selling, General and Administrative Expenses

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Payroll and related expenses	45,731	57,669	38,161
Depreciation and amortization	9,130	7,724	4,202
Professional fees	23,377	37,944	8,598
Other expenses	25,585	27,781	21,994

	103,823	131,118	72,955

The 2015 reduction in professional fees is mainly explained by the settlement agreement signed with Crystal on December 31, 2014. During 2014, Inkia incurred in $7 million in legal fees in connection with Crystal legal process.

Note 23 – Other Income and Expenses

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Other Income
From changes in interest held in associate (See Note 10)	—	19,553	—
Insurance claims (a)	6,917	7,452	—
Dividend income from other companies (b)	3,850	18,178	—
Other	4,669	5,854	4,284
Gain on sale of property, plant and equipment	14	—	43

	15,450	51,037	4,327

Other expenses
Loss from sale of interest in subsidiaries, associates and dilution	—	—	4,630
Other	7,076	13,970	708

	7,076	13,970	5,338

(a)	Corresponds mainly to Consorcio Eolico Amayo (Fase II) claim in relation to three wind towers damaged.
(b)	In 2014, it corresponds to dividends received from Edegel/ Generandes.

Note 24 – Financing Income (Expenses), Net

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Financing income
Interest income from bank deposits	2,675	2,226	438
Net changes in fair value of Tower options series 9	2,119	8,350	1,706
Net change in fair value of derivative financial instruments	3,400	—	2,645
Other income	5,218	5,667	—

Financing income	13,412	16,243	4,789

Financing expenses*
Interest expenses to banks and others	(107,419)	(108,224)	(67,741)
Net change in fair value of derivative financial instruments	—	(592)	—
Net change from change in exchange rates	(12,554)	—	—
Other expenses	(4,255)	(1,363)	(1,038)

Financing expenses	(124,228)	(110,179)	(68,779)

*	The Group capitalized financing expenses to property, plant and equipment, in the amount of approximately $32 million, $52 million and $ 17 million in 2015, 2014 and 2013, respectively.

Note 25 – Income Taxes

A. Components of the Income Taxes

	For the Year Ended December 31
	2015	2014		2013
	US$ thousands
Current taxes on income
In respect of current year	29,215	93,734		36,075
Deferred tax income
Creation and reversal of temporary differences	33,163	9,607	*	13,216	*

Total taxes on income	62,378	103,341		49,291

In 2014, $1,518 thousand of previously unrecognized tax losses was used to reduce our current tax expense in Israel. No previously unrecognized tax benefits were used in 2015 or 2013 to reduce our current tax expense.

*	Revised – See Note 31.

Note 25 – Income Taxes (Cont’d)

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31
	2015	2014*	2013*
	US$ thousands
Profit/(loss) before taxes on income	158,270	109,274	(54,138)

Statutory tax rate	17.00%	26.50%	25%
Tax computed at the statutory tax rate	26,906	28,958	(13,535)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	52,148	45,288	34,051
Income subject to tax at a different tax rate	(3,209)	12,846	8,023
Non-deductible expenses	7,818	8,442	8,522
Tax in respect of foreign dividend	—	8,047	—
Exempt income (1)	(41,160)	(21,145)	(422)
Taxes in respect of prior years	(294)	(1,518)	61
Impact of change in tax rate	—	(3,131)	50
Changes in temporary differences in respect of which deferred taxes are not recognized	580	(3,795)	—
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	8,335	16,183	81
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements (2)	12,133	12,519	7,361
Other differences	(879)	647	5,099

Taxes on income included in the statement of profit and loss	62,378	103,341	49,291

*	Revised – see Note 31

1.	$41,160 thousand of exempt income effect comprise mainly of $5,509 thousand of exempt income effect in Amayo I and Amayo II in Nicaragua in 2015 ($219 thousand in 2014) and $35,651 thousand of exempt income effect related to gain in distribution of dividend in kind. $21,145 thousand and $422 thousand of exempt income effect related to gain on bargain purchase in 2014 and 2013, respectively.

2.	Deferred tax related to the temporary difference arising from exchange rate differences on non-monetary assets and liabilities are measured in functional currency while the tax base is determined in a different currency. In 2014 and 2013, I.C. Power corrected its financial statements and recorded additional deferred income tax expenses in connection with this effect of $12,519 thousand and $7,361 thousand (See Note 31).

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

Note 25 – Income Taxes (Cont’d)

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Employee benefits	Carryforward of losses and deductions for tax purposes	Other	Total
	US$ thousands
Balance of deferred tax asset (liability) as at January 1, 2014*	(345,477)	24,817	283,516	(19,930)	(57,074)
Changes recorded on the statement of profit and loss	(24,081)	(27)	26,493	5,015	7,400
Changes recorded to equity reserve	—	—	—	2,303	2,303
Translation differences	4,576	(46)	(2,481)	(44)	2,005
Reclassification and adjustments*	9,919	—	—	(22,438)	(12,519)
Changes in respect of business combinations	(35,243)	76	34	(7,082)	(42,215)
Exit from the consolidation	263,557	(23,996)	(260,791)	15,063	(6,167)

Balance of deferred tax asset (liability) as at December 31, 2014*	(126,749)	824	46,771	(27,113)	(106,267)

Changes recorded on the statement of profit and loss	2,429	(222)	15,325	(50,695)	(33,163)
Changes recorded to equity reserve	—	—	—	3,081	3,081
Translation differences	352	(1)	(153)	885	1,083
Changes in respect of business combinations	—	—	—	(124)	(124)

Balance of deferred tax asset (liability) as at December 31, 2015	(123,968)	601	61,943	(73,966)	(135,390)

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31
	2015	2014*
	US$ thousands
As part of non-current assets	2,693	25,743
As part of non-current liabilities	(138,083)	(132,010)

	(135,390)	(106,267)

(*)	Revised – see Note 31.

D.	Taxation of companies in Israel

On August 5, 2013, the Israeli Government passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013. As part of the legislation, I.C. Power’s tax rate was raised by 1.5% to a rate of 26.5% as from 2014.

Current taxes for the reported periods are calculated according to the tax rates presented above.

(a)	On January 5, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (“the Ordinance”) was passed in the Knesset. As part of the amendment, I.C. Power’s tax rate would be reduced by 1.5% to a rate of 25% as from 2016. If the law had been substantively enacted before December 31, 2015, the effect of the change on the financial statements as at December 31, 2015 would have been reflected in a decrease in the deferred tax liabilities in the amount of $2,303 thousand. The effect of the change in the deferred tax balances would have been recognized against deferred tax expenses in the amount of $2,303 thousand.

Note 25 – Income Taxes (Cont’d)

(b)	On February 4, 2010, Amendment 174 to the Ordinance was published. The amendment added Section 87A to the Ordinance (“temporary order”), which provides a temporary order whereby Accounting Standard No. 29 “Adoption of IFRS” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007 through 2009 tax years even if the standard was applied in preparing the financial statements. On January 12, 2012, an amendment to the Ordinance was issued by which the temporary order was amended so that the Standard 29 shall not apply when determining taxable income for 2010 and 2011. On July 31, 2014, another amendment was published to extend the temporary ordinance to the 2012 and 2013 tax years.

(c)	In June 2011, OPC received an approval from the Taxes Authority in Israel such that the electricity production activities will be considered manufacturing activities and I.C. Power’s power station will constitute an “Industrial Companies” as defined in the Law for Encouragement of Industry upon fulfillment of the all the conditions provided by the Taxes Authority in Israel.

“Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969 are entitled to benefits of which the most significant ones are as follows:

i.	Higher rates of depreciation.

ii.	Amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of OPC were registered.

iii.	An 8-year period of amortization for patents and know-how serving in the development of the enterprise.

iv.	The possibility of submitting consolidated tax returns by companies in the same line of business.

E.	Taxation of companies outside of Israel

Non-Israeli subsidiaries are assessed based on the tax laws in their resident countries. Withholding tax rates shown below are provided based on domestic legislation of relevant countries and may be decreased under tax treaties.

Current income tax from operations in El Salvador includes income tax from the consolidation of Nejapa Power Branch and Cenergica. Income tax rate in El Salvador is 30% for the years ended December 31, 2015, 2014 and 2013. In addition, a 5% to 25% withholding tax is applicable depending on whether the payments are to countries with preferential tax regimes or nil taxes. Currently, Nejapa´s and Cenergica´s parent company is domiciliated in Panama and therefore is subject to 5% withholding tax.

In the Dominic Republic, CEPP was subject to the greater of 27%, 28% and 29% income tax rate on taxable income in 2015, 2014 and 2013, or 1% of taxable assets. During 2015, 2014, and 2013 CEPP qualified to pay income tax on the basis of taxable income; and a 10% withholding tax on dividend distribution.

In Bolivia, I.C. Power has 25% income tax and a 12.5% withholding tax on the Bolivian branch profits credited to the shareholder.

In December 2014, a tax reform Law was enacted in Peru. Among other changes, the Law decreases corporate income tax rates and increases withholding tax rates on dividends. The corporate income tax rate will reduce from 30% in 2014 to: 28%, in 2015 and 2016, to 27%, in 2017 and 2018 and to 26% starting 2019. The withholding tax rates will increase from 4.1% in 2014 to: 6.8% in 2015 and 2016, 8.0% in 2017 and 2018; and 9.3% starting 2019. Kallpa, CDA and Samay I have signed tax stability agreements that expire in 2020, 2022 and 2024, respectively. Only after these tax agreements expire, Kallpa, CDA and Samay I will be affected by the changes in income tax and withholding tax rates described above.

In September 2014, a tax reform in Chile was enacted, which makes substantial changes to the Chilean tax system, including two alternative mechanisms for computing shareholder-level income taxation beginning on January 1, 2017 (accrued income and cash-basis methods), additional corporate tax rate increases, and other substantial modifications. The selection should be made before the end of 2016 and it will remain in effect for 5 years.

Note 25 – Income Taxes (Cont’d)

Taxation of companies outside of Israel (Cont’d)

a)	Accrued income basis: shareholders would be taxed on income attributed to them as of the end of the year in which the income is generated. These profits would be taxed at the shareholders level whether or not they are distributed. The underlying corporate income tax paid at the entity level may be used by shareholders as a credit to reduce the Chilean shareholder tax. Therefore, the combined total Bolivia company and shareholder Chilean income tax burden remains at 35%. Future distributions are not subject to taxation.

Therefore, under this method the taxation of a Chilean entity is performed in two stages:

•	Company: 25% of accrued profits (using the maximum corporate income tax applicable for 2018).

•	Shareholders: 35% of accrued profits (whether or not distributions received, with 100% of corporate income tax paid, resulting in an effective tax rate to shareholders of 10%).

b)	Cash basis: A company pays corporate income tax based on its annual result. Shareholders will only pay in Chile the relevant tax on effective profit distributions and will be entitled to use the tax paid as credit with certain limitations. Only 65% of the corporate income tax is creditable and reduces the 35% shareholder level tax (as opposed to 100% under the accrued income basis). Taxation under this mechanism is also performed in two stages:

•	Company: 27% of accrued profits (using the maximum corporate income tax applicable for 2018).

•	Shareholders: 35% of cash disbursement (65% of corporate income tax is creditable against the shareholder level tax, resulting in an effective tax rate to shareholders of 17.5%. However, if the shareholder is a resident company of a country with a tax treaty in effect with Chile, 100% of the tax is creditable, resulting in an effective tax rate to shareholders of 8%).

As a result, the corporate income tax rate increased gradually from 20% in 2013 to: 21% in 2014; 22.5% in 2015; and it will increase to 24% in 2016; and 25% in 2017 for shareholders on the accrued income method, and 25.5% in 2017 for shareholders on the cash-basis method. Starting 2018 onwards, the income tax rate will be 25% for shareholders on the accrued income method and 27% for shareholders on the cash-basis method.

In Nicaragua, Empresa Energética Corinto and Tipitapa Power Company are subject to 25% income tax, based on a Foreign Investment Agreement signed in June 2000, which protect the companies from any unfavorable changes in the tax Law. In addition, Consorcio Eólico Amayo S.A and Consorcio Eólico Amayo Fase II, are tax exempt from income tax payments up to a period of seven years since the beginning of operations of the plants, in accordance with Law No. 532 for Electric Power Generation with Renewable Sources Incentive. In addition, a 10% to 17% withholding tax is applicable depending on whether the payments are to countries with preferential tax regimes or nil taxes.

In Guatemala, PQP was subject to a 25% and 28% income tax rate in 2015 and 2014, respectively, and a 5% withholding tax on dividend distributions.

In January 2013, a tax reform was enacted in Colombia, which established an income tax rate of 25%, except for those contributors that by express disposition handle special rates, not less than 3% of the net worth of the shareholders’ equity on the last day of the immediately previous taxable period. In addition, a 9% equity income tax (CREE) was created as a contribution to generate employment and social investment.

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:

•	Accrued in or derived from Singapore; or

•	Received in Singapore from outside of Singapore.

Certain categories of foreign sourced income including,

•	dividend income;

•	trade or business profits of a foreign branch; or

•	service fee income derived from a business, trade or

•	profession carried on through a fixed place of operation in a foreign jurisdiction.

may be exempted from tax in Singapore.

Note 25 – Income Taxes (Cont’d)

Taxation of companies outside of Israel (Cont’d)

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.	The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the “subject to tax” condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the “subject to tax” condition as having met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Deferred tax liability on undistributed earnings

Subsidiaries pay dividends on quarterly basis as long as they are in compliance with covenants derived from the borrowings agreements described in Note 15. Deferred tax is recognized for temporary differences related to undistributed earnings in subsidiaries that will reverse it in the foreseeable future. During 2015, the Group recorded an expense of $ 2,681 thousand in connection with this timing difference.

Distributions of the earnings of foreign subsidiaries are subject to the withholding taxes imposed by the foreign subsidiaries´ jurisdictions of incorporation. I.C.Power does not have funds designated for, or subject to, permanent reinvestment in any country in which it operates.

Note 26 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Income (loss) allocated to the holders of the ordinary shareholders

	For the Year Ended December 31
	2015	2014*	2013*
	$ thousands
Income (loss) for the year attributable to Kenon’s shareholders	72,992	458,161	(631,140)

Income (loss) for the year from discontinued operations (after tax)	—	470,421	(512,489)
Less: NCI	—	(3,495)	(4,724)

Income (loss) for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	—	466,926	(517,213)

Income (loss) for the year from continuing operations attributable to Kenon’s shareholders	72,992	(8,765)	(113,927)

*	Revised – see Note 31

B.	Number of ordinary shares

	For the Year Ended December 31
	2015	2014 *	2013 *
	Thousands of ordinary shares
Weighted Average number of shares used in calculation of basic / diluted earnings per share (See Note 1.B.)	53,649	53,383	53,383

*	The number of shares used in calculation is 53,383,015 ordinary shares which were in issue on January 7, 2015.

Note 27 – Discontinued Operations

(a)	ZIM

Upon completion of the debt arrangement in ZIM, on July 16, 2014, Kenon declined to a rate of holdings of 32% of ZIM’s equity and as a result it ceased to control ZIM. Commencing from this date, Kenon presents its investment in ZIM as an associated company (for details with respect to the debt arrangement – see Note 10.C.a.1. above). ZIM’s results up to the completion date of the debt arrangement, together with the income due to loss of control and the loss due to waiving all ZIM’s debts, were presented separately in the statements of profit and loss in the category “profit/(loss) for the year from discontinued operations”.

Set forth below are the results attributable to the discontinued operations

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
	US$ thousands
Sales	1,741,652	3,682,241
Cost of sales	(1,681,333)	(3,770,354)

Gross profit (loss)	60,319	(88,113)
Operating loss	(17,694)	(190,610)

Loss before taxes on income	(119,168)	(496,554)
Taxes on income	(9,735)	(22,861)

Loss after taxes on income	(128,903)	(519,415)
Income from realization of discontinued operations	608,603	—

Income (loss) for the period from discontinued operations	479,700	(519,415)

Net cash flows provided by operating activities	41,031	11,753
Net cash flows provided by (used in) investing activities	(24,104)	134,007
Net cash flows used in financing activities	(28,480)	(208,967)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(801)	(1,061)

Cash and cash equivalents used in discontinued operations	(12,354)	(64,268)

Set forth below is the impact on the statement of financial position

July 1, 2014
US$ thousands
Cash and cash equivalents	110,918
Short-term investments, deposits and loans	50,817
Trade receivables and other receivables and debit balances	290,969
Inventory	106,266
Vessels, containers, property, plant and equipment and intangible assets	1,962,434
Other assets	65,103
Credit from banks and others	(1,968,475)
Trade payables	(515,825)
Long-term loans from banks and others	(498,603)
Other liabilities	(131,600)
Holders of non-controlling interests	(79,775)

Net liabilities	(607,771)

Payment made in cash	(200,000)
Balance of cash eliminated	(110,918)

Exit from the consolidation, less cash eliminated	(310,918)

Note 27 – Discontinued Operations (Cont’d)

(b)	Petrotec AG

In December 2014, ICG sold its equity interest (69%) in Petrotec, ICG received shares of REG, a NASDAQ-listed entity. Petrotec’s results up to the completion date of the sale, together with the loss from the sale were presented separately in the statements of profit and loss in the category “profit/(loss) for the year from discontinued operations”.

Set forth below are the results attributable to the discontinued operations

	Year Ended December 31
	2014	2013
Sales	221,791	256,816
Expenses	(226,323)	(251,339)

Operating results before taxes on sales	(4,532)	5477
Taxes on sales	252	1,449

Results after taxes	(4,280)	6926
Loss from realisation of discontinued operation	(4,999)	—

Income (loss) for the period from discontinued operations	(9,279)	6,926

Net cash flows provided by operating activities	15,214	15,498
Net cash flows used in investing activities	(3,263)	(1,884)
Net cash flows used in financing activities	(8,644)	(7,267)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(1,753)	571

Cash and cash equivalents used in discontinued operations	1,554	6,918

In addition to the cash, ICG received shares of Renewable Energy Group Ltd (“REG”) in value of $18,400 thousands. ICG is subject to a lock-up restriction with respect to the REG shares.

Set forth below is the impact on the statement of financial position

December 31, 2014
US$ thousands
Cash and cash equivalents	13,501
Trade and other receivables	9,718
Inventory	9,254
Tangible and intangible assets	25,414
Trade payables	(8,158)
Accounts payable	(19,774)

Assets and liabilities, net	29,955

Consideration received in cash and cash equivalents	15,259
Subtracted balance of cash and cash equivalents	(13,501)

Positive cash flow, net	1,758

Note 28 – Segment Information

A.	General

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

The Group has two reportable segments, as described below, which form the Group’s strategic business units. The strategic business units are comprised of different legal entities, and the allocation of resources and evaluation of performance are managed separately. For each of the strategic business units, the Group’s chief operating decision maker (CODM), which is the Board of Directors, reviews internal management reports on at least a quarterly basis.

The two reportable segments are I.C. Power segment and Qoros segment. I.C. Power and its subsidiaries are aggregated to form one reportable segment under the I.C. Power legal entity, taking into consideration of the economic characteristics of individual entities.

The following summary describes the legal entities in each of the Group’s operating segments:

1)	I.C. Power Ltd. – I.C. Power through its subsidiary companies, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America.

2)	Qoros Automotive Co., Ltd – A China-based automotive company that is jointly-owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company.

3)	Other – In addition to the segments detailed above, the Group has other activities, such as a shipping services and renewable energy businesses.

Evaluation of the operating segments performance is based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items as presented in the tables below.

Information regarding the results of the activity segments is detailed below. Inter-segment pricing is determined based on transaction prices during the ordinary course of business.

Note 28 – Segment Information (Cont’d)

B.	Information regarding reportable segments

Information regarding activities of the reportable segments is set forth in the following table.

	I.C. Power	Qoros*	Other	Adjustments	Total
	US$ thousands
2015
Sales to external customers	1,283,624	—	329	—	1,283,953
Inter-segment sales	5,115	—	861	—	5,976

	1,288,739	—	1,190	—	1,289,929
Elimination of inter-segment sales	(5,115)	—	(861)	5,115	(861)

Total sales	1,283,624	—	329	5,115	1,289,068

Adjusted EBITDA	372,356	—	367	—	372,723

Depreciation and amortization	119,427	—	620	—	120,047
Financing income	(10,684)	—	(2,728)	—	(13,412)
Financing expenses	114,713	—	9,515	—	124,228
Other items:
Share in losses (income) of associated companies	(274)	196,223	(9,190)	—	186,759
Gain from distribution of dividend in kind	—	—	(209,710)	—	(209,710)
Asset impairment	—	—	6,541	—	6,541

	223,182	196,223	(204,952)	—	214,453

Income (loss) before taxes	149,174	(196,223)	205,319	—	158,270
Income Taxes	62,353	—	25	—	62,378

Income (loss) from continuing operations	86,821	(196,223)	205,294	—	95,892

Segment assets	4,068,951	—	44,804	—	4,113,755
Investments in associated companies	8,993	158,729	201,300	—	369,022

					4,482,777
Segment liabilities	3,062,580	—	156,642	—	3,219,222
Capital expenditure	532,544	—	138	—	532,682

*	Associated Company – See Note 10.A.2, 10.C.b.

Note 28 – Segment Information (Cont’d)

	I.C. Power**	Qoros*	Other	Adjustments	Total
	US$ thousands
2014
Sales to external customers	1,358,174	—	—	—	1,358,174
Inter-segment sales	14,056	—	—	—	14,056

	1,372,230	—	—	—	1,372,230
Elimination of inter-segment sales	(14,056)	—	—	14,056	—

Total sales	1,358,174	—	—	14,056	1,372,230

Adjusted EBITDA	347,937	—	(43,175)	—	304,762

Depreciation and amortization	108,413	—	(255)	—	108,158
Financing income	(8,858)	—	(38,622)	31,237	(16,243)
Financing expenses	131,883	—	9,533	(31,237)	110,179
Other items:
Share in losses (income) of associated companies	(13,542)	174,806	9,633	—	170,897
Asset impairment	34,673	—	13,171	—	47,844
Gain from disposal of investee	(157,137)	—	—	—	(157,137)
Gain on bargain purchase	(68,210)	—	—	—	(68,210)

	27,222	174,806	(6,540)	—	195,488

Income (loss) before taxes	320,715	(174,806)	(36,635)	—	109,274
Income Taxes	98,854	—	4,487	—	103,341

Income (loss) from continuing operations	221,861	(174,806)	(41,122)	—	5,933

Segment assets	3,832,012	—	836,596	(784,688)	3,883,920
Investments in associated companies	9,625	221,038	205,120	—	435,783

					4,319,703
Segment liabilities	2,860,358	—	806,335	(784,688)	2,882,005
Capital expenditure	592,388	—	12,377	—	604,765

2013
Sales to external customers	866,370	—	—	—	866,370
Inter-segment sales	7,000	—	—	—	7,000

	873,370	—	—	—	873,370
Elimination of inter-segment sales	(7,000)	—	—	7,000	—

Total sales	866,370	—	—	7,000	873,370

Adjusted EBITDA	247,064	—	(30,624)	—	216,440

Depreciation and amortization	75,081	—	4,817	—	79,898
Financing income	(5,543)	—	(31,307)	32,061	(4,789)
Financing expenses	85,694	—	15,146	(32,061)	68,779
Other items:
Share in losses (income) of associated companies	(32,018)	127,012	31,696	—	126,690

	123,214	127,012	20,352	—	270,578

Income (loss) before taxes	123,850	(127,012)	(50,976)	—	(54,138)
Income Taxes	49,398	—	(107)	—	49,291

Income (loss) from continuing operations	74,452	(127,012)	(50,869)	—	(103,429)

Capital expenditure	351,143	—	—	—	351,143

*	Associated Company – See Note 10.A.2, 10.C.b.
**	Revised – see Note 31.

Note 28 – Segment Information (Cont’d)

C.	Information at the entity level

Major customers

In 2015 and 2014, the Group does not have any major customers. In 2013, revenues from major customer, Luz del sur, represented $150,332 thousand of the total sales attributable to the I.C. Power operating segment.

Information based on geographic areas

In determining of the information to be presented on a geographic basis, the consolidated revenues are based on the geographic location of the customer and consolidated non-current assets are based on the geographic location of the assets.

The Group’s consolidated revenues are as follows:

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Peru	447,679	436,673	394,055
Israel	326,061	413,578	187,421
Central America	336,873	307,618	147,397
Others	178,455	214,361	144,521
Singapore	—	—	—

Total revenues	1,289,068	1,372,230	873,394

The Group’s non-current assets on the basis of geographic location:

	As at December 31
	2015	2014
	US$ thousands
Peru	1,803,233	1,378,719
Israel	456,456	413,578
Central America	242,905	247,535
Others	604,239	607,716
Singapore	289	—

Total assets	3,107,122	2,647,548

Composed of property, plant and equipment and intangible assets.

Note 29 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 – Related Party Disclosures and included: Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, chief executive officer, chief financial officer, general counsel and vice president of business development, are considered as key management personnel of the Company.

Note 29 – Related-party Information (Cont’d)

B.	Transactions with directors and officers (Kenon’s directors and officers):

B. Key management personnel compensation

	2015	2014
	US $ thousands
Short-term benefits	4,113	309
Share-based payments	556	5,444
Defined contribution plans	—	—

	4,669	5,753

C.	Regarding the ZIM’s restructuring and IC’s part in the restructuring, see note 10.C.a.

D.	Transactions with related parties (excluding associates):

All the transactions are at market terms unless otherwise indicated.

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Sales from shipping*	—	7,138	20,126

Sales of electricity	135,655	124,636	90,216

Operating expenses of voyages and services*	—	37,511	189,525

Administrative expenses	329	2,000	2,081

Other income, net	—	33	1,962

Financing expenses, net	10,716	17,443	31,957

*	Presented under discontinued operations.

E.	Transactions with associates:

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Sales of electricity	5,115	14,056	7,300

Operating expenses	204	—	12,572

Other income, net	95	—	—

Note 29 – Related-party Information (Cont’d)

F.	Balances with related parties:

	As at December 31				As at December 31
	2015				2014
	Bank Leumi Group	Associates	Other related parties*	Total	Bank Leumi Group	Associates	Other related parties*	Total
	US$ thousands				US$ thousands
Cash and short-term deposit	190,629	—	7,148	197,777	214,557	—	22,859	237,416

Trade receivables	—	—	13,462	13,462	—	1,250	16,667	17,917

Long-term credit
In US dollar or linked thereto	—	—	118,497	118,497	—	—	—	—

Weighted-average interest rates (%)	—	—	6.68%	6.68%	—	—	—	—

In CPI-linked Israeli currency	41,677	—	—	41,677	62,228	—	—	62,228

Weighted-average interest rates (%)	4.94%	—	—	4.94%	5.00%	—	—	5.00%

Repayment years
Current maturities	1,833				2,925
Second year	2,218				2,560
Third year	2,353				3,155
Fourth year	1,888				3,348
Fifth year	2,610				2,686
Sixth year and thereafter	30,775		118,497		47,554

	41,677		118,497		62,228

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

These balances relate to amounts with entities that are related to Kenon’s beneficial owners.

G.	The separation agreement

The following summarizes the material provisions of the Separation and Distribution Agreement between Kenon and IC in connection with the consummation of the spin-off. The Separation and Distribution Agreement sets forth, among other things, Kenon agreements with IC in respect of the principal transactions which separated Kenon’s businesses from IC and its other businesses. The Separation and Distribution Agreement also sets forth other agreements that govern the distribution, as well as certain aspects of our relationship with IC after the consummation of the spin-off. See Note 1.B.2 for transactions between Kenon and IC since the spin-off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identified the assets to be transferred, the liabilities to be retained by IC or assumed by Kenon, and the contracts to be retained by IC or assigned to Kenon in connection with the spin-off and transfer of IC’s interests, direct or indirect, in each of I.C. Power, Quantum (the holder of IC’s 50% equity interest in Qoros), ZIM, Tower and ICG to Kenon.

Concurrent with the transfer of the aforementioned businesses to Kenon, IC assigned and transferred to Kenon, IC’s full rights and obligations according to, and in connection with, certain loans it has provided to, and certain undertakings it had made in respect of, these businesses. Set forth below is a summary of the material rights and obligation that IC transferred to Kenon in connection with the spin-off:

Note 29 – Related-party Informaiton (Cont’d)

Business	Instrument	Outstanding Amount as of December 31, 2014
Financial Instruments
Qoros	Capital note issued by Quantum to IC	$626 million

I.C. Green	Capital note issued by ICG to IC	NIS 508 million (approximately $131 million)
	Loan borrowed by ICG	22 million Euro (approximately $27 million)

Qoros	Shareholder loan to be provided to Qoros	In February 2015, Kenon provided RMB400 million (approximately $65 million) as a shareholder loan to Qoros, subject to the release of IC’s back-to-back guarantees in respect of certain of Qoros’ indebtedness.

Additionally, certain guarantees and undertakings made by IC in connection with OPC’s financing agreement shall not be transferred to Kenon and, instead, have been replaced with guarantees or undertakings of I.C. Power, as well as a provision of cash collateral, so that IC is released from its obligations under the existing guarantee or undertaking, as applicable.

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

Note 29 – Related-party Informaiton (Cont’d)

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

Major Shareholders

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.[1]	24,856,869	46.3%
Bank Leumi Le-Israel B.M.	7,533,614	14%
XT Investments Ltd.[2]	5,727,128	10.7%

[1]	On January 9, 2015, or the Acquisition Date: (i) Millenium, in which Ansonia indirectly owns an 80% equity interest, transferred 20,235,298 of the ordinary shares it received from IC in connection with the spin-off, to Ansonia, (ii) Kirby Enterprises Inc., which is indirectly held by the discretionary trust that is the indirect ultimate owner of Ansonia, transferred 399,378 ordinary shares, representing all of the shares it received from IC in connection with the spin-off, to Ansonia, (iii) Mr. Idan Ofer transferred 2,076,193 ordinary shares, representing all of the shares he received from IC in connection with the spin-off, to Ansonia, and (iv) XT Investments Ltd. agreed to transfer 1,780,623 ordinary shares (the “Ansonia Shares”) to Ansonia. The Ansonia Shares were placed in escrow, to be released to Ansonia upon satisfaction of a condition, as set forth in the share purchase agreement (the “Ansonia Share Purchase Agreement”). Pursuant to the terms of the Ansonia Share Purchase Agreement, Ansonia had the right to vote the Ansonia Shares while the Ansonia Shares were held in escrow. As such, Ansonia was deemed to be a beneficial owner of the Ansonia Shares and the Ansonia Shares were therefore reflected in Ansonia’s ownership interest in the above table. However, in January 2016, the Ansonia Shares were released from escrow and returned to XT, as the Ansonia Share Purchase Agreement had expired, according to its terms, and the condition precedent relating to the sale of the Ansonia Shares had not been satisfied. A foreign discretionary trust in which Mr. Idan Ofer is the beneficiary is the indirect ultimate owner of Ansonia.
[2]	XT Investments Ltd., or XT Investments, received 668,304 shares from IC in connection with the spin-off. On the Acquisition Date: (i) Millenium transferred 5,058,824 of the ordinary shares it received from IC in connection with the spin-off, to XT Investments, (ii) XT Investments agreed to transfer the Ansonia Shares to Ansonia (as set forth above), and (iii) XT Investments agreed to transfer 1,780,623 ordinary shares (the “A.A.R. Shares”) to A.A.R. Kenon Holdings Ltd. The A.A.R Shares have been placed in escrow, to be released to A.A.R. upon satisfaction of a condition, as set forth in the share purchase agreement (the “A.A.R. Share Purchase Agreement”). Pursuant to the terms of the A.A.R. Share Purchase Agreement, A.A.R. has the right to vote the A.A.R Shares while the A.A.R. Shares are held in escrow. Although A.A.R. has the power to direct the voting of the A.A.R. Shares while such shares are held in escrow, XT Investments may still be deemed to be a beneficial owner of such shares as well. This beneficial interest is reflected in XT Investment’s ownership interest in the above table. Upon the satisfaction of the aforementioned condition, XT Investment’s beneficial interest in Kenon will decrease by the amount of A.A.R. Shares currently held in escrow. In January 2016, the Ansonia Shares were released from escrow and returned to XT, as the Ansonia Share Purchase Agreement had expired, according to its terms, and the condition precedent relating to the sale of the Ansonia Shares had not been satisfied. XT Investment’s beneficial interest in the Ansonia Shares is reflected in XT Investment’s ownership interest in the above table. XT Investments is owned by XT Holdings Group Ltd., or XT Holdings; 50% of the ordinary shares of XT Holdings are owned by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and the remaining 50% of the ordinary shares of XT Holdings are owned by Lynav Holdings Ltd. (which is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary).

Note 30 – Financial Instruments

A.	General

The Group has extensive international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs. Furthermore, I.C. Power holds derivative financial instruments to hedge its risk in respect of changes in the cash flows of issued bonds, and such instruments are accounting hedges.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

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

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	2015	2014
	US$ thousands
	Carrying amount
Cash and cash equivalents	383,953	610,056
Short term Deposits and restricted cash	308,702	226,830
Trade receivables	123,273	181,358
Other receivables	12,339	16,537
Deposits and other long-term receivables including derivative instruments	40,993	44,041

	869,260	1,078,822

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31
	2015	2014
	$ thousands
Israel	31,306	41,260
South America	53,325	52,809
Other regions	38,642	87,289

	123,273	181,358

Note 30 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31, 2015			As at December 31, 2014
	For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was not recorded
		Gross	Impairment		Gross	Impairment
	US$ thousands			US$ thousands
Not past due	109,502	—	—	133,443	8,057	(8,057)
Past due up to 3 months	12,210	—	—	25,445	127	(127)
Past due 3 – 6 months	301	—	—	—	—	—
Past due 6 – 9 months	101	—	—	22,188	293	(293)
Past due 9 – 12 months	932	—	—	—	—	—
Past due more than one year	227	104	(104)	282	4,502	(4,502)

	123,273	104	(104)	181,358	12,979	(12,979)

C.	Liquidity risk

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2015
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Loans from banks and others *	179,317	187,484	187,484	—	—	—
Trade payables	145,454	145,454	145,454	—	—	—
Other payables	87,572	87,572	87,572	—	—	—
Non-convertible debentures **	671,247	951,308	69,115	62,267	261,256	558,670
Loans from banks and others **	1,668,977	2,331,220	204,100	214,583	490,088	1,422,449
Liabilities in respect of financing lease	163,774	201,929	35,501	49,955	67,749	48,724
Financial guarantee ***	34,263	179,073	179,073	—	—	—

Financial liabilities – hedging instruments
Interest SWAP contracts	44,059	44,059	10,630	9,474	16,514	7,441
Forward exchange rate contracts	850	850	850	—	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	3,276	3,276	1,080	1,081	940	175

	2,998,789	4,132,225	920,859	337,360	836,547	2,037,459

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable. $179,073 thousand is the maximum projected cash flow in connection with the financial guarantees provided to Chery with respect to the obligation of Qoros.

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2014
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Loans from banks and others *	58,137	58,646	58,646	—	—	—
Trade payables	144,488	144,488	144,488	—	—	—
Other payables	90,618	90,618	90,618	—	—	—
Non-convertible debentures **	703,952	1,058,547	74,800	71,816	259,191	652,740
Loans from banks and others **	1,373,245	1,950,227	134,568	141,343	520,034	1,154,282

Liabilities in respect of financing lease	193,538	242,842	40,722	35,529	89,425	77,166
Loans and capital notes from the parent company	592	592	592	—	—	—

Financial liabilities – hedging instruments
Interest SWAP contracts	27,713	27,713	10,105	7,018	7,164	3,426
Forward exchange rate contracts	5,402	5,402	4,763	639	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	4,116	4,116	1,318	985	1,390	423

	2,601,801	3,583,191	560,620	257,330	877,204	1,888,037

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the shekel, euro, pound, Peruvian Nuevo Sol and yuan (RMB).

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

Note 30 – Financial Instruments (Cont’d)

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

(a)	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2015
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	103,844	—	39,892
Short-term investments, deposits and loans	73,112	—	5,305
Trade receivables	31,306	—	40,456
Other receivables	12,789	—	4,537
Long-term deposits and loans	19,565	—	17,865

Total financial assets	240,616	—	108,055

Loans from banks and others	—	—	(7,083)
Trade payables	(31,045)	—	(20,856)
Other payables	(2,484)	(2,469)	(11,384)

Long-term loans from banks and others and debentures	(5,494)	(473,151)	(59,356)
Loans and capital notes from the parent company	—	—	—

Total financial liabilities	(39,023)	(475,620)	(98,679)

Total non-derivative financial instruments, net	201,593	(475,620)	9,376
Derivative instruments	—	—	—

Net exposure	201,593	(475,620)	9,376

	As at December 31, 2014
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	157,940	—	40,639
Short-term investments, deposits and loans	30,124	—	5,691
Trade receivables	41,260	—	49,821
Other receivables	1,249	—	36,592
Long-term deposits and loans	—	—	27,321

Total financial assets	230,573	—	160,064

Loans from banks and others	—	—	43,137
Trade payables	55,237	—	26,376
Other payables	1,935	—	31,248

Long-term loans from banks and others and debentures	—	493,168	63,884
Loans and capital notes from the parent company	592	—	—

Total financial liabilities	57,764	493,168	164,645

Total non-derivative financial instruments, net	172,809	(493,168)	(4,581)
Derivative instruments	—	—	—

Net exposure	172,809	(493,168)	(4,581)

Note 30 – Financial Instruments (Cont’d)

(b)	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

	As at December 31, 2015
	10% increase	5% increase	5% decrease	10% decrease
	US$ thousands
Non-derivative instruments
Shekel/dollar	40,718	21,596	(24,415)	(52,081)
CPI	(56,247)	(28,123)	28,123	56,247
Dollar/other	1,017	482	(436)	(833)

	As at December 31, 2014
	10% increase	5% increase	5% decrease	10% decrease
	US$ thousands
Non-derivative instruments
Shekel/dollar	40,110	21,286	(25,237)	(50,865)
CPI	(57,731)	(28,865)	28,865	57,731
Dollar/other	(2,813)	(1,333)	(1,206)	2,302

(2)	Interest rate risk

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

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31
	2015	2014
	Carrying amount
	US$ thousands
Fixed rate instruments
Financial assets	401,671	239,629
Financial liabilities	(1,431,787)	(1,479,700)

	(1,030,116)	(1,240,071)

Variable rate instruments
Financial assets	29,363	26,682
Financial liabilities	(1,132,904)	(849,172)

	(1,103,541)	(822,490)

Note 30 – Financial Instruments (Cont’d)

Type of interest (Cont’d)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2015
	100bp increase	100 bp decrease
	US$ thousands
Variable rate instruments	(11,035)	11,035

	As at December 31, 2014
	100bp increase	100 bp decrease
	US$ thousands
Variable rate instruments	(8,225)	8,225

E.	Fair value

(1)	Fair value compared with book value

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

	As at December 31, 2015
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands
Non-convertible debentures	671,247	764,878	5% - 8%
Long-term loans from banks and others (excluding interests)	2,003,443	2,197,177	1% - 13%

	As at December 31, 2014
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands
Non-convertible debentures	703,952	819,572	5% - 8%
Long-term loans from banks and others	1,643,980	1,772,052	1% - 9%

*	The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Note 30 – Financial Instruments (Cont’d)

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

– Level 2: Observed data, direct or indirect, not included in Level 1 above.

– Level 3: Data not based on observed market data.

	As at December 31, 2015			As at December 31, 2014
	Level 1	Level 2	Level 3	Level 2
	US$ thousands			US$
Assets
Marketable securities held for trade	6,412	—	—	18,515
Tower-series 9 options	12,175	—	—	—
Derivatives not used for accounting hedge (a)	—	2,864	—	322

	18,587	2,864	—	18,837

Liabilities
Financial guarantee	—	—	34,263	—
Derivatives used for accounting hedge	—	44,909	—	33,115
Derivatives not used for accounting hedge	—	3,276	—	4,116

	—	48,185	34,263	37,231

(a) Includes $ 2,703 thousand AIE’s embedded derivative not used for hedging. This embedded derivative corresponds to the fair value of AIE’s gas agreement which lets AIE to resell its not-used gas on the corresponding market to a third party.

(3)	Data and measurement of the fair value of financial instruments at Level 2

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

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Note 30 – Financial Instruments (Cont’d)

The following table shows the valuation techniques used in measuring Level 2 fair values as at December 31, 2015 and 2014, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement

Interest rate Swaps	The Group applies standard valuation techniques such as: discounted cash flows for fixed and variables coupons (estimated with forward curves) using as discounted rates the projected LIBOR zero coupon curve. The observable inputs are obtained through market information suppliers.	Not applicable	Not applicable

Foreign Exchange Forwards	The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.	Not applicable	Not applicable

Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable

Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

(4)	Data and measurement of the fair value of financial instruments at Level 3

Level 3

The fair value of financial guarantee was based on the Merton model using the method known as Monte Carlo Simulation “MCS”. MCS approximates the probability of certain outcomes by running multiple simulations, using various inputs. The MCS performed over the financial guarantee was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets. The estimated fair value would increase if the asset value decreased, debt exercise price increased and volatility of its assets in the market increased.

(5)	Transfer between levels

The Group recognizes transfers between levels of the fair values hierarchy at the end of the reporting period during which the change has occurred.

For the year ended December 31, 2015, marketable securities held for trade (“REG shares”) with a carrying value of $6.4 million were transferred from Level 2 to Level 1 because these REG shares were transferred from restricted to non-restricted. The fair value of such restricted shares are based on quoted prices in the market.

Note 31 – Revision to the combined financial statements for the years ended December 31, 2014 and 2013

During 2015, immaterial errors were identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in I.C. Power. Management of the Group revised the combined financial statements for the year ended December 31, 2014 and 2013 to correct these immaterial errors.

The total effect of the adjustment on the total equity attributable to owners of the Company in 2014 was a decrease of $13,402 thousand and the effect of the adjustment on the profit/ (loss) attributable to Kenon’s shareholders in 2014 and 2013 was a decrease in profit of $9,377 thousand and $5,513 thousand respectively as compared to the previously reported amounts.

Note 32 – Events Occurring Subsequent to the Period of the Report

A.	Kenon

1)	Kenon announces an amendment to its loan agreement with IC and related pledge arrangements to accommodate a new holding company within the Group

On March 21, 2016, an internal restructuring announced pursuant to one of its subsidiaries, I.C. Power Singapore, which was a holding company with no material assets, has acquired Kenon’s subsidiary I.C. Power which is the holding company for Kenon’s energy generation and distribution business. As a result, I.C. Power Singapore is now the parent holding company of Kenon’s power generation and distribution businesses.

In connection with the reorganization of I.C. Power Singapore, I.C. Power Singapore issued a $145 million note and $75 million note payable to Kenon. The proceeds of the notes were applied by I.C. Power Singapore towards paying the purchase consideration for the acquisition of Kenon’s entire equity interest in I.C. Power. The notes both bear interest at a rate of LIBOR+6% per annum until the date the notes are fully paid.

Kenon is party to a loan agreement with IC. This loan agreement provides for loans up to $200 million for a pledge of 66% of I.C. Power shares held by Kenon. In connection with the internal reorganization above, the pledge over I.C. Power shares will remain as Kenon will pledge 66% of its shares in I.C. Power Singapore to IC. Kenon will also pledge 66% of certain intercompany debt receivables owing from I.C. Power Singapore to Kenon, which receivables resulted from this internal restructuring.

The pledge over the shares of I.C. Power is expected to be released in connection with an IPO of I.C. Power Singapore. In addition, the pledge over the shares of I.C. Power Singapore and the related intercompany debt receivables can be released upon an IPO of I.C. Power Singapore, subject to Kenon’s meeting of a financial ratio.

2)	Extension of Safe-Habour under Singapore Budget 2016

Based on the prelude to Budget 2016, the Singapore Government’s intention to extend safe habour, the non-taxation of equity divestments till 2022, would provide a continuous upfront tax certainty and boost for companies intending to pursue restructuring exercises or divestment strategies.

B.	Qoros

Regarding an investment in Qoros, in the amount of $40 million – see Note 10.C.b.3.

C.	I.C. Power

1)	Advanced Integrated Energy Ltd.

On January 21, 2016 AIE contracted with SerIDOM Servicios Integrados IDOM, S.A.U (“SerIDOM”) for the design, engineering, procurement and construction of combined cycle cogeneration power plant on a lump sum, turnkey basis. In accordance with the EPC contract, SerIDOM committed to complete construction of the power plant by July 2018. The cost of the contract is approximately $150 million.

Payment of the consideration is based on progress of the construction and compliance with milestones. SerIDOM committed to compensate AIE in a case of delay or non-compliance with any of its contractual obligations up to the amounts stipulated in the EPC contract, and provided AIE a bank guarantee and a parent company guarantee to secure these commitments.

Note 32 – Events Occurring Subsequent to the Period of the Report

2)	Acquisition of Energuate

On January 22, 2016, I.C. Power Distribution Holdings Pte. Ltd executed an agreement with Deorsa-Deocsa Holdings an investment company of Actis,LLP, to acquire 100% of Estrella Cooperatief B.A. which indirectly owns 90.6% and 92.7% of two electricity distribution companies in Guatemala and 100% of two smaller related businesses (the four acquired businesses are collectively referred to as “Energuate”), for a total consideration of $265 million, using a combination of cash on hand and a $120 million loan facility, which I.C. Power entered into in December 2015 (see note 15), and assumed its debt of $289 million.

Energuate’s two electricity distribution companies provide services for approximately 1.6 million households in Guatemala (representing approximately 55% of Guatemala’s distribution clients in 2014) and distribute energy across an approximately 100,000 km2 area in Guatemala.

As of the date of the approval of the financial statements, the initial accounting for the business combination is incomplete. Therefore, Kenon did not present all the disclosures otherwise required under IFRS 3.

3)	Cerro del Aguila

On February 3, 2016 and February 4, 2016, CDA received proceeds in the aggregate amount of $ 43,913 thousand under its finance credit facility. After this disbursement, CDA has drawn $ 590,913 thousand (equivalent to 100% of the total debt approved).

4)	Samay I

On February 6, 2016 Samay I received proceeds in the aggregate amount of $ 20,000 thousand under its finance credit facility. After this disbursement, Samay I has drawn $ 311,000 thousand (equivalent to 100% of the total debt approved).

5)	Kallpa Generación S.A.

On February 15, 2016, as a result of 2012 income tax audit performed by the SUNAT, SUNAT issued a preliminary income tax assessment for approximately S/. 22 million ($6.5 million) on the basis that certain interest accrued on Kallpa’s debt and some maintenance expenses should not have been deducted from the 2012 Kallpa’s taxable income but rather treated as an asset. On March 11, 2016, SUNAT issue a final tax assessment for approximately S/. 16.5 million ($4.8 million) related to the interest expenses accrued during construction. Kallpa will appeal this assessment before SUNAT.

Kallpa’s management and its tax counsel consider that its appeal will be more likely than not be successful on the basis that the Peruvian Tax Court has issued precedent that admits the deduction of interest expenses in similar circumstances based on the clear language of article 37a) of the Peruvian Income Tax Law; accordingly, no provision was recorded in the financial statements.

6)	I.C. Power repaid Tranche A facility

In January 2016, I.C. Power repaid Tranche A facility in amount of NIS 161,746 thousand ($40,680 thousand) including the interest accrued.

Qoros Automotive Co., Ltd.

Consolidated financial statements

31 December 2015

Independent Auditors’ Report

The Board of Directors:

Qoros Automotive Co., Ltd.:

We have audited the accompanying consolidated financial statements of Qoros Automotive Co., Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as of 31 December 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Qoros Automotive Co., Ltd. and its subsidiaries as of 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Shanghai, China

29 March 2016

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

Consolidated statement of financial position

31 December

In thousands of RMB	Note	2015	2014
Assets
Property, plant and equipment	14	4,275,167	4,039,948
Intangible assets	15	4,656,474	4,638,364
Prepayments for purchase of equipment		59,276	117,922
Lease prepayments	16	203,716	208,128
Trade and other receivables	17	92,202	96,533
Equity-accounted investee		2,032	2,025

Non-current assets		9,288,867	9,102,920

Inventories	18	244,854	197,522
VAT recoverable		832,503	662,391
Trade and other receivables	17	42,645	67,515
Prepayments		36,431	154,655
Pledged deposits	19	113,167	290,840
Cash and cash equivalents	20	257,270	752,088

Current assets		1,526,870	2,125,011

Total assets		10,815,737	11,227,931

The notes on pages F-118 to F-165 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

Consolidated statement of financial position (continued)

31 December

In thousands of RMB	Note	2015	2014
Equity
Paid-in capital	21	8,331,840	6,531,840
Reserves		(44)	(26)
Accumulated losses		(8,135,997)	(5,660,541)

Total equity		195,799	871,273

Liabilities
Loans and borrowings	22	4,659,718	3,928,703
Deferred income	23	169,396	179,982
Provisions	24	20,964	12,971

Non-current liabilities		4,850,078	4,121,656

Loans and borrowings	22	2,829,470	3,376,201
Trade and other payables	25	2,615,541	2,833,459
Deferred income	23	324,849	25,342

Current liabilities		5,769,860	6,235,002

Total liabilities		10,619,938	10,356,658

Total equity and liabilities		10,815,737	11,227,931

The notes on pages F-118 to F-165 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

Consolidated statement of profit or loss and other comprehensive income

For the year ended 31 December

In thousands of RMB	Note	2015	2014	2013
Revenue	7	1,459,339	864,957	13,135
Cost of sales		(1,713,043)	(1,019,264)	(29,256)

Gross loss		(253,704)	(154,307)	(16,121)

Other income		36,690	37,349	19,073
Research and development expenses	8	(278,008)	(264,019)	(408,196)
Selling and distribution expenses	9	(819,807)	(927,211)	(269,696)
Administrative expenses	10	(740,188)	(591,611)	(864,813)
Other expenses	11	(74,174)	(62,716)	(6,113)

Operating loss		(2,129,191)	(1,962,515)	(1,545,866)

Finance income	12(a)	13,429	25,822	18,125
Finance costs	12(a)	(359,126)	(217,337)	(29,190)

Net finance costs	12(a)	(345,697)	(191,515)	(11,065)

Share of profit of equity-accounted investee, net of nil tax		7	(123)	—

Loss before tax		(2,474,881)	(2,154,153)	(1,556,931)
Income tax expense	13	(575)	(533)	(196)

Loss for the year		(2,475,456)	(2,154,686)	(1,557,127)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		(18)	(154)	(19)

Other comprehensive income, net of nil tax		(18)	(154)	(19)

Total comprehensive income for the year		(2,475,474)	(2,154,840)	(1,557,146)

The notes on pages F-118 to F-165 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

Consolidated statement of changes in equity

For the year ended 31 December

In thousands of RMB	Paid-in capital	Capital reserve	Translation reserve	Accumulated losses	Total
Balance at 1 January 2013	4,231,840	74	—	(1,948,728)	2,283,186
Loss for the year	—	—	—	(1,557,127)	(1,557,127)
Other comprehensive income	—	—	(19)	—	(19)

Total comprehensive income	—	—	(19)	(1,557,127)	(1,557,146)

Capital injection from investors	1,700,000	50	—	—	1,700,050

Total contributions	1,700,000	50	—	—	1,700,050

Balance at 31 December 2013	5,931,840	124	(19)	(3,505,855)	2,426,090

Balance at 1 January 2014	5,931,840	124	(19)	(3,505,855)	2,426,090
Loss for the year	—	—	—	(2,154,686)	(2,154,686)
Other comprehensive income	—	—	(154)	—	(154)

Total comprehensive income	—	—	(154)	(2,154,686)	(2,154,840)

Capital injection from investors	600,000	23	—	—	600,023

Total contributions	600,000	23	—	—	600,023

Balance at 31 December 2014	6,531,840	147	(173)	(5,660,541)	871,273

Balance at 1 January 2015	6,531,840	147	(173)	(5,660,541)	871,273
Loss for the year	—	—	—	(2,475,456)	(2,475,456)
Other comprehensive income			(18)	—	(18)

Total comprehensive income	—	—	(18)	(2,475,456)	(2,475,474)

Conversion of shareholders’ loan to capital (Note 21)	1,800,000	—	—	—	1,800,000

Total contributions	1,800,000	—	—	—	1,800,000

Balance at 31 December 2015	8,331,840	147	(191)	(8,135,997)	195,799

The notes on pages F-118 to F-165 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

Consolidated statement of cash flows

For the year ended 31 December

In thousands of RMB	Note	2015	2014	2013
Cash flows from operating activities
Loss for the year		(2,475,456)	(2,154,686)	(1,557,127)
Adjustments for:
Depreciation		227,477	143,586	34,871
Amortisation of
- intangible assets		236,223	52,315	8,940
- lease prepayments		4,412	4,413	4,413
Impairment losses on inventories		—	—	5,654
Impairment losses on other receivables		9,493	—	—
Net finance costs		345,697	200,600	3,264
Tax expense		575	533	196
Share of profit of equity-accounted, investee, net of tax		(7)	—	—
Loss on disposal of property, plant, and equipment		4,813	172	—
Deferred income		(11,079)	(10,638)	4,218

		(1,657,852)	(1,763,705)	(1,495,571)
Changes in:
- inventories		(47,332)	(30,306)	(172,870)
- trade and other receivables		(322,106)	(235,444)	(221,610)
- VAT recoverable		170,112	—	—
- prepayments		118,224	(51,116)	(86,398)
- trade and other payables		560,055	504,561	525,310
- deferred income		300,000	—	—

Net cash used in operating activities		(878,899)	(1,576,010)	(1,451,139)

Cash flows from investing activities
Interest received		15,019	15,771	16,479
Proceeds from disposal of available-for-sale financial assets		175,000	32,000	23,000
Collection of pledged deposits		508,093	60,393	162,259
Placement of pledged deposits		(330,420)	(190,840)	(296,714)
Acquisition of property, plant and equipment and intangible assets		(652,351)	(497,891)	(1,517,499)
Acquisition of available-for-sale financial assets		(175,000)	—	(55,000)
Acquisition of equity in associate		—	(2,025)	—
Development expenditures		(682,505)	(1,446,012)	(851,090)

Net cash used in investing activities		(1,142,164)	(2,028,604)	(2,518,565)

The notes on pages F-118 to F-165 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

Consolidated statement of cash flows (continued)

for the year ended 31 December

In thousands of RMB	Note	2015	2014	2013
Cash flows from financing activities
Capital injection from investors		—	—	1,700,050
Proceeds from borrowings		5,564,733	5,442,286	2,577,342
Repayment of borrowings		(3,644,550)	(1,649,847)	(369,440)
Interest paid		(393,837)	(325,157)	(174,782)
Collection of guarantee deposit		100,219	31,520	—
Placement of guarantee deposit		(100,219)	—	—

Net cash from financing activities		1,526,346	3,498,802	3,733,170

Net decrease in cash and cash equivalents		(494,717)	(105,812)	(236,534)
Cash and cash equivalents at 1 January		752,088	857,900	1,094,434
Effect of foreign exchange rate changes		(101)	—	—

Cash and cash equivalents at 31 December		257,270	752,088	857,900

The notes on pages F-118 to F-165 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

Notes to the consolidated financial statements

1	Reporting entity

Qoros Automotive Co., Ltd. (“the Company”) is a sino-foreign joint equity enterprise established on 24 December 2007 in the People’s Republic of China (“PRC”) by Wuhu Chery Automobile Investment Co., Ltd (“Wuhu Chery”) and Quantum (2007) LLC (“Quantum”). The Company’s registered office is Changshu, Jiangsu Province, PRC. The Company has two wholly-owned subsidiaries, Qoros Automotive Europe GmbH incorporated in Germany and Qoros Car Sales Co., Ltd. incorporated in Changshu (“the Subsidiaries”). These consolidated financial statements comprise the Company and the Subsidiaries (together referred to as the “Group”).

The Group’s principal activities are research and development, manufacture and sale of automobiles and spare parts.

2	Basis of preparation

(a)	Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which collective terms includes International Accounting Standards and related interpretations, promulgated by the International Accounting Standards Board (“IASB”). They were authorised for issue by the Group’s board of directors on 29 March 2016.

(b)	Going concern basis of accounting

The Group incurred a net loss of RMB 2.48 billion and had net current liabilities of approximately RMB 4.24 billion as of and for the year ended 31 December 2015, including shareholder loans of 1.5 billion that is planned to be converted to capital in 2016.

The Group management has given careful consideration to the future liquidity of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

Bank Financing

The Company had unused bank loan facilities of RMB 284 million as at 31 December 2015 (Note 22). In addition, the Company plans to refinance most of its short-term loans in 2016.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

2	Basis of preparation (Continued)

(b)	Going concern basis of accounting (continued)

Shareholders’ loans

Included in the current liabilities were loans from shareholders of RMB 1.5 billion as at 31 December 2015. Shareholders also lent additional loans of RMB 550 million to the Company in January and February 2016. In 2016, all these shareholder loans of RMB 2 billion will be converted to capital upon the approval of the relevant Chinese authority.

Based on the Group’s 2016 business plan, cash flow forecast, unutilised bank loan facilities and the plan to refinance the existing short term loans, we believe the Group will generate sufficient cash flows to meet its liabilities as and when they fall due in the next twelve months from 31 December 2015. In preparing the cash flow forecast, we took into account the unused bank loan facilities of RMB 284 million, the roll forward of its short term loans from banks and the additional RMB 550 million from the shareholders, and are of the opinion that the assumptions which are included in the cash flow forecast are reasonable. Accordingly, the consolidated financial statements have been prepared on a going concern basis. If for any reason the Group is unable to continue as a going concern, then this could have a material impact on the Group’s ability to realise assets at their recognised values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

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

Consolidated financial statements for the year ended 31 December 2015

3	Change in accounting policy

Except for the changes below, the Group has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2015.

•	Amendments to IAS 19, Employee benefits: Defined benefit plans: Employee contributions

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs 2011-2013 Cycle

Amendments to IAS 19, Employee benefits: Defined benefit plans: Employee contributions

The amendments introduce a relief to reduce the complexity of accounting for certain contributions from employees or third parties under defined benefit plans. When the contributions are eligible for the practical expedient provided by the amendments, a Group is allowed to recognise the contributions as a reduction of the service cost in the period in which the related service is rendered, instead of including them in calculating the defined benefit obligation. The amendments do not have an impact on these financial statements as no defined benefit plans are operated by the Group.

Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle

These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS 24, Related party disclosures has been amended to expand the definition of a “related party” to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Group’s related party disclosures as the Group does not obtain key management personnel services from management entities.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

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

(ii)	Interests in equity-accounted investee

The Group has significant influence over, but does not control or jointly control, the financial and operating policies of Fund & Liberty car rental & leasing Co., Ltd. (“Fund”), an entity which the Group held a 25% and 25% as of December 31, 2014 and 2015.

The Group accounts for its investment in Fund using the equity method. Under the equity method, interests in equity-accounted investees are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence ceases.

(iii)	Transaction eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(b)	Revenue

(i)	Sale of goods

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax (“VAT”), consumption tax and other sales taxes, returns or allowances, trade discounts and rebates. Revenue is recognised when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income

Rental income from operating leases is recognised as revenue on a straight-line basis over the term of the lease. Any lease incentives granted are recognised as an integral part of the total rental income, over the term of the lease.

(iii)	Licencing income

Licence fee and royalties received for the use of the Group’s assets (such as platform technology and patent) are normally recognised in accordance with the substance of the agreement.

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

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(d)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets) and net foreign currency exchange gain (Note (e)(i))

Finance costs comprise interest expense on borrowings and net foreign currency exchange losses (Note (e)(i)) .

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

(ii)	Foreign operations

The functional currency of Qoros Automotive Europe GmbH is Euros. The assets and liabilities of Qoros Automotive Europe GmbH, are translated into RMB at exchange rates at the reporting date. The income and expenses of foreign operations are translated into RMB at the exchange rates at the dates of the transactions.

Foreign currency differences are recognised in OCI and accumulated in the translation reserve.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(f)	Employee benefits

(i)	Short-term employee benefits

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

(iii)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(g)	Income tax

Income tax expense comprises current and any deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. Current tax is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries and equity method investees to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(g)	Income tax (continued)

(ii)	Deferred tax (continued)

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

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(i)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the followings:

•	the cost of materials and direct labour;

•	any other costs directly attributable to bringing the assets to a working condition for their intended;

•	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	capitalised borrowing costs.

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

Consolidated financial statements for the year ended 31 December 2015

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

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

•	Buildings	30 years
•	Equipment	3 - 20 years
•	Leasehold improvements	3 years

Toolings are depreciated on a systematic basis based on the quantity of related products produced.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(j)	Intangible assets

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalised borrowing costs. Other development expenditure is recognised in profit or loss as incurred subsequent to initial recognition. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses. Capitalised development costs are amortised systematically over the estimated product life following the start of production.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

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

All land in PRC is state-owned and no private land ownership exists. The Group acquired the right to use certain land and the amounts paid for such right are recorded as lease prepayment. Lease prepayment is carried at historical cost less accumulated amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over the respective periods of the rights.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(l)	Financial instruments

The Group classifies non-derivative financial assets into the following categories: loans and receivables and available-for-sale financial assets.

The Group classifies non-derivative financial liabilities into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities category.

(i)	Non-derivative financial assets and financial liabilities—recognition and derecognition

The Group initially recognises loans and receivables and debt securities issued on the date when they are originated. All other financial assets and financial liabilities are initially recognised on the trade date when the entity becomes a party to the contractual provision of the instrument.

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

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(ii)	Non-derivative financial assets—measurement

Loans and receivables

Loans and receivables are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(l)	Financial instruments (continued)

(ii)	Non-derivative financial assets—measurement (continued)

Available-for-sale financial assets

Available-for-sale financial assets are initially measured at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognised in other comprehensive income and accumulated in the fair value reserve. When these assets are derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.

(iii)	Non-derivative financial liabilities—measurement

A financial liability is classified as at fair value through profit or loss if it is classified as held-to-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognised in profit or loss as incurred. Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, including any interest expenses, are recognised in profit or loss.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using effective interest method.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(m)	Impairment

(i)	Non-derivative financial assets

Financial assets not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, are assessed at each reporting date to determine whether there is objective evidence of impairment.

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

Financial assets measured at amortised costs

The Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group uses historical information on the timing of recoveries and the amount of loss incurred, and make an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(m)	Impairment (continued)

(i)	Non-derivative financial assets (continued)

An impairment loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognised by reclassifying the loss accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortisation), and the current fair value, less any impairment losses recognised previously in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognised, then the impairment loss is reversed through profit or loss. Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

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

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(m)	Impairment (continued)

(ii)	Non-financial assets (continued)

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

The Company’s leases are classified as operating leases and are not recognised in the Group’s statement of financial position.

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expenses, over the term of the lease.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(q)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent or ultimate controlling shareholders.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate of joint venture of a member of a Group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity);

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the group or to the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(r)	Standards and interpretation issued but not yet adopted

Up to date of issue of the Financial Statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended 1 January 2015 and which have not been adopted in the Financial Statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
•	Annual Improvements to IFRSs 2012-2015 Cycle	1 January 2016
•	Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture	1 January 2016
•	Amendments to IFRS11, Accounting for acquisition of interests in joint operations	1 January 2016
•	Amendments to IAS 1, Disclosure initiative	1 January 2016
•	Amendments to IAS 16 and IAS 38, Clarification of acceptable methods of depreciation and amortisation	1 January 2016
•	IFRS 9, Financial instruments	1 January 2018
•	IFRS 15, Revenue from contracts with customers	1 January 2018
•	IFRS 16, Leases	1 January 2019

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position, except for the following.

IFRS 15 Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS18 Revenue, IAS11 Construction contracts and IFRIC 13 Customer Loyalty Programmes. It also includes guidance on when to capitalise costs of obtaining or fulfilling a contract not otherwise addressed in other standards, and includes expanded disclosure requirements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

4	Significant accounting policies (continued)

(r)	Standards and interpretation issued but not yet adopted (continued)

IFRS 16 Leases

IFRS 16 provides comprehensive guidance for the identification of lease arrangements and their treatment by lessees and lessors. In particular, IFRS16 introduces a single lessee accounting model, whereby assets and liabilities are recognised for all leases, subject to limited exceptions. It replaces IAS 17 Leases and the related interpretations including IFRIC 4 Determining whether an arrangement contains a lease.

The Group does not plan to early adopt the above new standards or amendments. With respect to IFRSs 15 and 16, given the Group has not completed its assessment of their full impact on the Group, their possible impact on the Group’s results of operations and financial position has not been quantified.

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

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

5	Use of estimates and judgements (continued)

(b)	Assumptions and estimation uncertainties

(i)	Research and development costs

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

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

5	Use of estimates and judgements (continued)

(b)	Assumptions and estimation uncertainties (continued)

(iv)	Impairment for non-current assets (continued)

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

6	Segment reporting

IFRS 8, Operating Segments, requires identification and disclosure of operating segment based on internal financial reports that are regularly reviewed by the Group’s chief operating decision maker for the purpose of resources allocation and performance assessment. On this basis, the Group has determined that it have only one operating segment and the amount of each significant category of revenue is disclosed in Note 7.

No revenue derived from sales to a single customer individually accounted for over 10% of the Group’s total revenue for the year.

Substantially all (99%) of the Groups plant and equipment, intangible assets and lease prepayments are located in Mainland China.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

7	Revenue

In thousands of RMB	2015	2014	2013
Sales of goods	1,435,136	822,630	7,416
Rendering of service
-Rental income	12,009	41,747	5,719
-Others	12,194	580	—

Total	1,459,339	864,957	13,135

8	Research and development expenses

Research and development expenses are the expenses incurred for the research and development activities of car platform and models as follows:

In thousands of RMB	2015	2014	2013
CF1X	169,432	8,964	145,440
CF11	16,355	123,721	41,492
CF14 and CF14K	43,296	30,490	3,807
CF16	5,415	74,776	195,043
CF18	—	—	22,414
Diesel	—	20,419	—
TGDI	11,777	5,649	—
Qloud	31,733	—	—

Total	278,008	264,019	408,196

9	Selling and distribution expenses

In thousands of RMB	2015	2014	2013
Advertising	357,032	453,586	130,860
Marketing and promotion	205,444	120,872	73,166
Consulting fees	105,387	192,292	34,379
Personnel expenses	116,515	117,958	19,243
Others	35,429	42,503	12,048

Total	819,807	927,211	269,696

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

10	Administration expenses

In thousands of RMB	2015	2014	2013
Personnel expenses	205,778	194,943	336,003
Consulting fees	36,341	84,856	280,749
Office expenses	16,668	15,451	57,649
Depreciation and amortisation	205,144	74,221	33,666
Rental expenses	30,903	46,403	41,028
Travelling expenses	15,771	16,076	17,691
Recruiting expenses	13,950	13,593	19,410
Taxes and duties	22,660	14,287	4,749
Testing expenses	14,650	21,281	699
IT expense	56,420	64,462	25,158
Warranty	25,687	12,978	—
Logistics	25,856	12,386	—
Production support	31,158	—	—
Others	39,202	20,674	48,011

Total	740,188	591,611	864,813

11	Other expenses

In thousands of RMB	2015	2014	2013
Impairment loss on other receivables	9,493	—	—
Penalty charges in terms of minimum purchase volume (Note 29(c))	42,877	—	—
Other taxes and surcharges	8,066	46,386	1,199
Others	13,738	16,330	4,914

Total	74,174	62,716	6,113

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

12	Loss before income tax

Loss for the year is arrived at after charging:

In thousands of RMB	2015	2014	2013
(a) Net finance costs:
Interest income from available-for-sale financial assets	39	720	2,079
Interest income from bank deposits	13,390	16,583	16,046
Net foreign exchange gain	—	8,519	—

Finance income	13,429	25,822	18,125

Interest on bank loans	(386,376)	(301,908)	(214,010)
Less: interest expenses capitalised into property, plant and equipment, and development costs	92,975	84,571	192,621
Net foreign exchange loss	(65,725)	—	(7,801)

Finance costs	(359,126)	(217,337)	(29,190)

Net finance costs	(345,697)	(191,515)	(11,065)

(b) Personnel expenses:
Contributions to defined contribution retirement plan	(34,928)	(36,710)	(21,498)
Salaries, wages and other benefits	(448,836)	(490,120)	(341,341)

	(483,764)	(526,830)	(362,839)

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

12	Loss before income tax (continued)

(c)	Other items:

In thousands of RMB	2015	2014	2013
Amortisation
- lease prepayment	(4,412)	(4,413)	(4,413)
- intangible assets	(236,223)	(52,315)	(8,940)

	(240,635)	(56,728)	(13,353)

Depreciation
- property, plant and equipment	(227,477)	(143,586)	(34,871)

Operating lease charges
- hire of office rentals	(28,579)	(53,340)	(45,006)
- hire of cars	(3,515)	(4,714)	(4,312)

	(32,094)	(58,054)	(49,318)

Write down of inventory to the net realisable value	—	—	(5,654)

13	Income taxes

(a)	Amounts recognised in profit or loss

In thousands of RMB	2015	2014	2013
Current tax expense – Germany Income Tax
Current year	575	533	196

Under the Corporate Income Tax Law of the PRC (the “CIT Law”), the statutory corporate income tax rate of the Group and its subsidiary, Qoros Automotive Sales Co., Ltd., is 25% (2014: 25%).

The statutory corporate income tax rate of Qoros Automotive Europe GmbH, the Group’s subsidiary incorporated in Germany, is 15%.

Under the CIT Law and its relevant regulations, qualified R&D expenses are subject to income tax deductions at 150% on the amount actually incurred.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

13	Income taxes (continued)

(b)	Reconciliation of effective tax rate

In thousands of RMB	2015	2014	2013
Loss before tax	(2,474,881)	(2,154,153)	(1,556,931)
Income tax credit at the applicable PRC income tax rate of 25%	(618,720)	(538,538)	(389,233)
Effect of tax rate differential	155	91	15
Effect of tax losses not recognised	521,005	448,814	314,590
Effect of other temporary differences not recognised	98,021	89,857	40,735
Non-deductible expenses	114	309	34,089

Income tax expense	575	533	196

(c)	Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom:

In thousands of RMB	31 December
	2015	2014	2013
Tax losses	5,457,817	3,373,796	1,690,380
Other temporary differences	2,513,187	2,121,104	1,761,674

Total	7,971,004	5,494,900	3,452,054

Under current tax legislation, the above deductible tax losses will expire in the following years:

In thousands of RMB	31 December 2015
2016	111,156
2017	—
2018	—
2019	2,476,346
2020	2,870,315

5,457,817

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

14	Property, plant and equipment

In thousands of RMB	Leasehold improvements	Equipment	Building	Construction in progress	Total
Cost
Balance at 1 January 2014	18,076	1,568,809	1,258,439	947,617	3,792,941
Additions	4,914	—	—	714,922	719,836
Transfer	—	933,383	24,841	(1,222,544)	(264,320)
Disposal	—	(352)	—	—	(352)

Balance at 31 December 2014	22,990	2,501,840	1,283,280	439,995	4,248,105
Additions	18,421	2,765	—	530,405	551,591
Transfer	—	13,901	(843)	(13,058)	—
Adjustment	—	(47,788)	(36,294)	—	(84,082)
Disposal	—	(5,202)	—	—	(5,202)

Balance at 31 December 2015	41,411	2,465,516	1,246,143	957,342	4,710,412

Depreciation
Balance at 1 January 2014	(11,962)	(47,273)	(5,516)	—	(64,751)
Depreciation for the year	(8,045)	(95,959)	(39,582)	—	(143,586)
Written off on disposal	—	180	—	—	180

Balance at 31 December 2014	(20,007)	(143,052)	(45,098)	—	(208,157)
Depreciation for the year	(6,435)	(180,009)	(41,033)	—	(227,477)
Written off on disposal	—	389	—	—	389

Balance at 31 December 2015	(26,442)	(322,672)	(86,131)	—	(435,245)

Carrying amount
Balance at 31 December 2013	6,114	1,521,536	1,252,923	947,617	3,728,190

Balance at 31 December 2014	2,983	2,358,788	1,238,182	439,995	4,039,948

Balance at 31 December 2015	14,969	2,142,844	1,160,012	957,342	4,275,167

Leased plant and machinery

The Group leases pressing machinery as a lessor under operating leases. As at 31 December 2015, the net carrying amount of leased machinery was RMB 73,391 thousand (31 December 2014: RMB 82,083 thousand).

Property, plant and equipment under construction

Included in additions of construction in progress is an amount of RMB 59,900 thousand representing borrowing costs capitalised during 2015, (2014: RMB 24,432 thousand; 2013: RMB 112,303 thousand), using a capitalisation rate of 5.72% per annum (2014: 7.56%; 2013: 4.64%).

As at 31 December 2015, all equipment and properties were pledged to bank as security as required by a consortium financing agreement. (Note 22(a)(i))

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

14	Property, plant and equipment (Continued)

Impairment test

Management performed an impairment test of the Group’s operating assets (primarily its property, plant and equipment and intangible assets) as of 31 December 2015, based upon the Group’s 2014 business plan, which was updated in 2015.

See Note 15 for the result of impairment test.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

15	Intangible assets

In thousands of RMB	Software	Development costs	Total
Cost
Balance at 1 January 2014	154,382	3,282,022	3,436,404
Additions	14,491	987,935	1,002,426
Transfer	264,320	—	264,320

Balance at 31 December 2014	433,193	4,269,957	4,703,150
Additions	1,659	252,674	254,333

Balance at 31 December 2015	434,852	4,522,631	4,957,483

Amortisation
Balance at 1 January 2014	(10,058)	(2,413)	(12,471)
Amortisation for the year	(30,439)	(21,876)	(52,315)

Balance at 31 December 2014	(40,497)	(24,289)	(64,786)
Amortisation for the year	(43,960)	(192,263)	(236,223)

Balance at 31 December 2015	(84,457)	(216,552)	(301,009)

Carrying amount
Balance at 31 December 2013	144,324	3,279,609	3,423,933

Balance at 31 December 2014	392,696	4,245,668	4,638,364

Balance at 31 December 2015	350,395	4,306,079	4,656,474

The amortisation of software and capitalised development cost is included in administration expenses and cost of sales, respectively, in the consolidated statement of profit or loss and other comprehensive income.

See Note 25 for payables for research and development activities as at reporting date.

Included in capitalised development costs is an amount of RMB 33,075 thousand representing borrowing costs capitalised during 2014, (2014: RMB 60,138 thousand, 2013: RMB 79,763 thousand), using a capitalisation rate of 5.72% (2014: 7.56%; 2013: 4.64%).

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

15	Intangible assets (continued)

The intangible assets not yet available for use are allocated to the Group’s only cash-generating unit (“CGU”) which is identified according to country of operation and reportable segment. The recoverable amount of the CGU containing the intangible asset not yet available for use is determined based on fair value less costs of disposal using discounted cash flow projections. These calculations use cash flow projections based on business plan approved by management covering an eight-year period ending 31 December 2023 and the terminal value. Cash flows beyond the eight-year period are extrapolated using an estimated weighted average growth rate of 3% which is consistent with the forecasts included in independent expert report. The growth rates used do not exceed the long-term average growth rates for the business in which the CGU operates. The discount rates applied to the cash flow projections is 15.5% as at 31 December 2015.

As the result of the impairment test showed the recoverable amount of the CGU higher than its book value as at 31 December 2015, no impairment loss is recognised.

16	Lease prepayments

In thousands of RMB	2015	2014
Cost
Balance at 1 January and 31 December	220,631	220,631

Amortisation
Balance at 1 January	(12,503)	(8,090)
Amortisation for the year	(4,412)	(4,413)

Balance at 31 December	(16,915)	(12,503)

Carrying amount
Balance at 1 January	208,128	212,541

Balance at 31 December	203,716	208,128

As at 31 December 2015 and 2014, the Group’s lease prepayments represented the lease prepayments of land use rights located in Changshu, Jiangsu Province. Such lease prepayments were pledged to bank as security for a consortium financing agreement (Note 22(a)(i)).

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

17	Trade and other receivables

(a)	Trade and other receivables in the consolidated statement of financial position comprised:

In thousands of RMB		31 December
	Note	2015	2014
Trade receivables		5,257	12,558
Deposits		74,623	70,270
Deferred expenses		31,052	35,829
Receivables due from employees		15,080	28,196
Receivables due from related parties	29(c)	8,638	5,065
Others		10,086	12,526

		144,736	164,444
Less: allowance for doubtful debts		(9,889)	(396)

		134,847	164,048

Non-current		92,202	96,533
Current		42,645	67,515

		134,847	164,048

(b)	Impairment of trade and other receivables

In thousands of RMB	31 December
	2015	2014
Balance at 1 January	(396)	(396)
Impairment loss recognised	(9,493)	—

Balance at 31 December	(9,889)	(396)

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

18	Inventories

(a)	Inventory in the consolidated statement of financial position comprised:

In thousands of RMB	31 December
	2015	2014
Raw materials and consumables	60,181	44,484
Work in progress	5,482	3,279
Finished goods	179,191	149,759

Total	244,854	197,522

(b)	The analysis of the amount of inventories recognised as an expense and included in profit or loss as follow:

In thousands of RMB	31 December
	2015	2014
Carrying amount of inventories sold	1,704,515	999,439
Write down of inventories	—	—

Total	1,704,515	999,439

19	Pledged deposits

Bank deposits of RMB 113,167 thousand (31 December 2014: RMB 290,840 thousand) have been pledged as security for bank guarantees and a letter of credit facility. The pledge in respect of the bank deposits will be released with the expiration of the relevant bank guarantees and the letter of credit facilities, which is less than one year.

20	Cash and cash equivalents

In thousands of RMB	31 December
	2015	2014
Bank deposits with maturity of 3 months or less	1,528	1,566
Cash at bank	255,742	750,522

	257,270	752,088

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

21	Paid-in capital

In thousands of RMB	31 December
	2015	2014
Wuhu Chery	4,165,920	3,265,920
Quantum (2007) LLC.	4,165,920	3,265,920

	8,331,840	6,531,840

During the year, Wuhu Chery and Quantum (2007) LLC. increased paid-in capital of the Company by converting the loan of RMB 1.8 billion due from the Company.

22	Loans and borrowings

In thousands of RMB		December
	Note	2015	2014
Denominated in:
RMB		6,595,866	5,948,020
USD		893,322	1,356,884

		7,489,188	7,304,904

Non-current	22(a)	4,659,718	3,928,703
Current	22(b)	2,829,470	3,376,201

		7,489,188	7,304,904

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

22	Loans and borrowings (continued)

(a)	Non-current loan and borrowings

In thousands of RMB	Note	Banking facility	Accumulated drawdown	Accumulated repayment	Reclassified to current	Balance as at 31 December 2015
Consortium loan I	(1)	3,000,000	2,906,000	(49,396)	(96,886)	2,759,718
Consortium loan II	(2)	1,200,000	1,200,000	—	—	1,200,000
Consortium loan III	(3)	700,000	700,000	—	—	700,000

Total		4,900,000	4,806,000	(49,396)	(96,886)	4,659,718

Details of non-current loans and borrowings are set out below.

(i)	Consortium loan I: On 23 July 2012, the Company entered into a consortium financing arrangement with a Group of banks. Under the arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 3 billion. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loan bears interest rate of LIBOR+4.8% per annum. The repayment schedule of loans is based on the instalments schedule as set out in the agreement within 10 years from the first draw down date. The arrangement is secured by the Company’s land use right, equipment, properties and construction in progress and is guaranteed by Wuhu Chery and Changshu Port Development and Construction Co., Ltd (“CPDC”) respectively. Each party provides guarantee to an aggregate principal amount of no more than RMB 1.5 billion or its equivalent. The guarantee from Wuhu Chery and CPDC are several but not joint. In connection with CPDC’s guarantee, the Company made a guarantee deposit of RMB 100 million to CPDC and Wuhu Chery also entered into an agreement to provide a counter-guarantee to CPDC in September 2012. The guarantee deposit was treated as deferred expenses and carried at amortised cost.

As at 31 December 2015, the Company has drawn down RMB loans of RMB 2,906 million (31 December 2014: RMB 2,866 million) with an interest rate of 4.90%.

The loans drawn down from this consortium arrangement contains financial related covenants. In 2013, the Company obtained a confirmation from the banks that compliance of the financial covenants is not required for 2013 and 2014. In September 2014, the banks further extended the covenant waiver to July 2017.

(ii)	Consortium loan II: On 31 July 2014, the Company entered into an additional consortium financing arrangement with a bank consortium. Under this arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 1.2 billion. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China with 10% mark-up and the USD loan bears interest rate of LIBOR+5% per annum. The repayment schedule of loans is based on the instalment schedule as set out in the agreement within 10 years from the first draw down date.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

22	Loans and borrowings (continued)

(a)	Non-current loan and borrowings (continued)

Wuhu Chery Automobile Investment Co., Ltd. and Quantum, shareholders of the Company, have each pledged 17.5% of its then equity interest in the Company, which is being equivalent to a registered capital of RMB 1.1 billion respectively to the bank consortium.

During 2015, the Company drew down in full an amount of RMB 1.2 billion (31 December 2014: RMB 1.11 billion) with the interest rate of 5.39%.

(iii)	Consortium loan III: On 12 May 2015, the Company entered into a financing arrangement with a bank consortium. Under the arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 700 million. The loan agreement covers a period of 102 months starting from 15 May 2015, secured by Chery Automobile Co., Ltd (“Chery”) and pledged by the Company’s 90 vehicle patents with an appraisal value totalling no less than RMB 3.1 billion. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China with 10% mark-up and the USD loan bears interest of LIBOR+3.5% per annum. Kenon Holdings Ltd. (“Kenon”) provided a back-to-back guarantee to Chery for RMB 350 million, plus up to RMB 60 million of related fees, in connection with the Company’s drawdown of RMB 700 million.

As at 31 December 2015, the Company drew down in full an amount of RMB 700 million with the interest rate of 5.39%.

(b)	Current loan and borrowings

Current loans and borrowings represented unsecured bank loans with maturity period within one year of RMB 1.2 billion with the interest rates from 1.90% to 6.58% and shareholder loans from Wuhu Chery and Quantum totalling RMB 1.5 billion.

As at 31 December 2015, the Company has unutilised loan facilities of RMB 284 million (31 December 2014: RMB 824 million).

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

23	Deferred income

In thousands of RMB	2015	2014
Balance at 1 January	205,324	215,962
Addition for the year	300,000	403
Income for the year	(11,079)	(11,041)

Balance at 31 December	494,245	205,324

Non-current	169,396	179,982
Current	324,849	25,342

	494,245	205,324

In November 2012, the Group received RMB 213.5 million from the Management Committee of Changshu Economic & Technology Development Zone, as a result of the Group’s investment in the Development Zone. Such government grant was initially recognised as “deferred income” upon receipt and is amortised and recognised as “other income” over the Group’s expected remaining period of operation.

In 2015, the Group received RMB 300 million from Chery Auto as a payment in connection with the licence agreement for the use of the Group’s platform technology and patent, which is recognised as “deferred income” and is amortised and recognised as “other income” in accordance with the substance of the agreement.

24	Provision

The provision balance as at 31 December 2015 mainly represents warranties related to cars sold as of 31 December 2015. As no adequate historical warranty data associated with cars sold is available, the Group accrues warranty provisions based on the estimation made by the Group’s technical department taking into account available warranty data of similar cars in the market.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

25	Trade and other payables

In thousands of RMB	At 31 December
	2015	2014
Trade payables	638,241	321,258
Bills payables	138,303	217,208
Other payables for
-research and development activities	362,402	825,309
-property, plant and equipment	322,817	624,545
-services	673,637	673,004
Accrued payroll and other employee benefits	111,651	64,952
Interest payable	10,145	17,606
POS (“Point of sales”) subsidy	35,533	—
Payables due to related parties	106,887	24,087
Others	215,925	65,490

	2,615,541	2,833,459

All the balances are repayable on demand.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

26	Financial risk management and fair values of financial instruments

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

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures.

The management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current liability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade debtors are mainly due within 30 days to 360 days from the date of billing.

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

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

26	Financial risk management and fair values of financial instruments (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions and/or from two shareholders to meet the liquidity requirements in the short and long term.

The following are the remaining contractual maturities at the end of the reporting period of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Contractual undiscounted cash flow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
As at 31 December 2015
Trade and other payables	2,615,541	—	—	—	2,615,541	2,615,541
Loans and borrowings	3,147,205	653,642	2,647,693	2,341,573	8,790,113	7,489,188

Total	5,762,746	653,642	2,647,693	2,341,573	11,405,654	10,104,729

As at 31 December 2014
Trade and other payables	2,833,459	—	—	—	2,833,459	2,833,459
Loans and borrowings	3,713,616	332,291	1,940,001	3,007,045	8,992,953	7,304,904

Total	6,547,075	332,291	1,940,001	3,007,045	11,826,412	10,138,363

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

26	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

•	Currency risk

The Group is exposed to currency risk on purchases relating to research and development activities, bank borrowings as well as normal productions that are denominated in currencies other than the functional currencies. The currencies in which these transactions primarily are denominated are RMB, US dollars (“USD”) and Euros (“EUR”). The functional currency of the Company is RMB.

In respect of monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	At 31 December
EUR	2015 RMB’000	2014 RMB’000
Cash and cash equivalent	5,419	612
Prepayments	898	854
Trade and other payables	(18,400)	(16,170)

Net statement of financial position exposure	(12,083)	(14,704)

	At 31 December
USD	2015 RMB’000	2014 RMB’000
Cash and cash equivalent	6,484	395,034
Prepayments	3,624	25,848
Trade and other payables	(331)	(6,420)
Loans and borrowings	(993,321)	(995,132)

Net statement of financial position exposure	(983,544)	(580,670)

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

26	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

•	Currency risk (continued)

The following significant exchange rates have been applied during the year:

	Average rate		Year end spot rate
	2015	2014	2015	2014
EUR	7.2754	7.9373	7.0952	7.4556
USD	6.3063	6.1080	6.4936	6.1190

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

	At 31 December
	2015		2014
	Strengthening	Weakening	Strengthening	Weakening
	RMB’000	RMB’000	RMB’000	RMB’000
EUR (10% movement)	(1,207)	1,207	(1,470)	1,470
USD (10% movement)	(98,355)	98,355	(58,067)	58,067

•	Interest rate risk

Profile

The Group’s interest rate risk arises primarily from bank deposits and bank loans. The Group’s policy is to obtain the most favourable interest rates available in respect of its bank loans. The Group has not used any derivatives to mitigate its interest rate risk exposure.

Bank deposits are with fixed interest rates ranging from 0.35%~3.00%, 0.35%~3.30%, 0.35%~3.25% per annum as at 31 December 2015, 2014 and 2013 respectively.

The Group’s interest-bearing borrowings and interest rates as at 31 December 2015 and 2014 are set out as follows:

		At 31 December
	Interest rate	2015	2014
		RMB’000	RMB’000
Borrowings	nil% - 7.32%	7,488,709	7,302,884

Loan interest rates are disclosed in Note 22.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

26	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

•	Interest rate risk (continued)

Sensitivity analysis

A change of 100 basis points in interest rates would have increased or decreased equity by RMB 91,934 thousand (2014: RMB 92,915 thousand; 2013: RMB 31,922 thousand).

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

As at 31 December 2015, the Company had no financial instruments carried at fair value.

During the years ended 31 December 2015, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(e)	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of paid in capital and retained earnings.

There were no changes in the Group’s approach to capital management during the year.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

27	Operating leases

(a)	Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of RMB	At 31 December
	2015	2014
Within 1 year	30,206	22,638
After 1 year but within 5 years	82,009	341
After 5 years	72,481	—

	184,696	22,979

(b)	Leases as lessor

The Group leases out its part of machinery.

As at 31 December, the future minimum lease payments under non-cancellable leases are receivable as follows:

In thousands of RMB	At 31 December
	2015	2014
Within 1 year	9,367	15,389
After 1 year but within 5 years	—	9,367

	9,367	24,756

28	Commitments

Capital commitments outstanding not provided for in the financial statements:

In thousands of RMB	At 31 December
	2015	2014
Contracted for	652,587	954,515
Authorised but not contracted for	—	23,309

	652,587	977,824

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

29	Related parties

(a)	Parent and ultimate controlling party

As at 31 December 2015, 2014 and 2013, the Company was jointly-controlled by Wuhu Chery and Quantum (2007) LLC. Chery Automobile Co., Ltd. (“Chery Auto”) is the ultimate parent company of Wuhu Chery and Kenon Holdings Ltd. is the immediate parent company of Quantum (2007) LLC.

The following is a summary of principal related parties transactions carried out by the Group with the related parties for the year presented.

(b)	Transactions with key management personnel

In thousands of RMB	2015	2014	2013
Salaries, benefit and contribution to the defined contribution retirement plan	19,700	10,941	13,215

(c)	Other related party transactions

The Group entered into the following material related party transactions:

In thousands of RMB	Note	2015	2014	2013
Loan from Wuhu Chery		1,662,783	800,000	—
Loan from Quantum (2007)		800,000	750,000	—
Conversion of Wuhu Chery’s loan to capital		900,000	—	—
Conversion of Quantum (2007)’s loan to capital		900,000	50,000	—
Car sales to Chery Auto		6,717	—	—
Car sales to Fund & Liberty Car Rental/Leasing Co., Ltd. (“Fund”)		1,153	4,520	—
Rental expenses paid to Chery Auto’s subsidiary		18	80	—
Service fee paid to Chery Auto		42,339	8,495	12,863
Service fee paid to Shanghai SICAR Vehicle Technology Development Co., Ltd. (“SICAR”)		4,453	13,182	13,395
Charge for licence agreement	23	300,000	—	—
Purchase from Chery Auto		189,754	90,306	13,856
Penalty charge from Chery Auto	11	42,877	—	—
Other expense charged to
- Kenon Holdings Ltd.		2,167	1,321	1,292
- Chery Huiyin Motor Finance Service Co., Ltd. (“Huiyin”)		16,821	1,777	—

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

29	Related parties (continued)

(c)	Other related party transactions (continued)

In addition to the above transactions, guarantees provided by Wuhu Chery and Kenon in respect of the consortium financing agreement were disclosed in Note 22.

The outstanding balances arising from the above transactions at the end of the reporting periods are as follows:

In thousands of RMB	At 31 December 2015	At 31 December 2014
Amounts due from related parties
- trade receivables from Fund	3,790	3,664
- trade receivables from Chery Auto’s subsidiary	1,832	—
- other receivables from Chery Auto	3,011	75
- other receivables from Chery Auto’s subsidiary	5	5
- other receivables from Kenon Holdings Ltd.	—	1,321

	8,638	5,065

- prepayments to Chery Auto	—	86,000
- prepayments to Huiyin	—	1,645
	—	87,654

	8,638	92,719

Amounts due to related parties
-loan payable to Wuhu Chery	762,783	800,000
-loan payable to Quantum (2007) LLCs	745,917	800,000
-payables to Chery Auto	103,454	22,523
-payables to Kenon Holdings Ltd.	176	—
-payables to Fund	771	—
-payables to Chery Auto’s subsidiary	916	7
-payables to SICAR	1,570	1,557

	1,615,587	1,624,087

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2015

29	Related parties (continued)

(d)	Relationship with the related parties under the transactions stated in 29(c) above

Name of the entities	Relationship with the Group
Kenon Holdings Ltd.	Immediate parent company of Quantum
Wuhu Chery	Parent Company
Quantum (2007) LLC	Parent Company
Wuhu Chery Car Rental Co., Ltd	Chery Auto’s subsidiary
Huiyin	Chery Auto’s subsidiary
SICAR	Joint venture invested by Chery Auto
Fund	Associate invested by the Group

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
Name: Yoav Doppelt
Title: Chief Executive Officer

Date: April 22, 2016

ITEM 19. Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1	Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2*	Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd, as supplemented by Supplement No. 1 to the Loan Agreement, dated March 17, 2016

4.3	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5*	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A., as amended

4.6	English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.7†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8†	Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015)

4.9	Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021 (Incorporated by reference to Exhibit 4.9 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.10	Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

Exhibit Number	Description of Document

4.11	Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto (Incorporated by reference to Exhibit 4.11 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.12*	Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.13*	Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.14*	Stock Purchase Agreement, dated as of December 29, 2015, among IC Power Distribution Holdings PTE, Limited, as Purchaser, Inkia Energy, Limited, as Purchaser Guarantor, DEORSA-DEOCSA Holdings Limited, as Seller, and Estrella Cooperatief BA

4.15*	Pledge Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and IC Power Pte. Ltd.

4.16*	Security over Shares Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and Kenon Holdings Ltd.

4.17*	Loan Agreement, dated as of April 22, 2016, between Quantum (2007) LLC, as borrower, and Ansonia Holdings Singapore B.V., as lender

4.18*	Undertaking Agreement, dated as of April 22, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V.

4.19*	Second Amended and Restated Limited Liability Company Agreement of Quantum (2007) LLC, dated as of April 22, 2016

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Somekh Chaikin, a Member Firm of KPMG International

15.3*	Consent of KPMG Huazhen LLP, Independent Auditor of Qoros Automotive Co., Ltd.

15.4*	Consent of Caipo y Asociados S. Civil de R.L., Independent Auditors of Generandes Perú S.A.

15.5*	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

15.6*	Letter from Somekh Chaikin, a Member Firm of KPMG International, Regarding Item 16F

99.1	Unaudited consolidated financial Statements of Generandes Perú S.A. as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013, and the audited consolidated financial statements of Generandes Perú S.A. as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013 and 2012, and the related independent auditors’ report thereon, all included on pages F-120 – F-268 of IC Power Pte. Ltd.’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-206667), filed on November 2, 2015, and incorporated by reference herein

*	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.