Form 20-F
period 2016-12-31
Kenon Holdings Ltd.
filed 2017-04-19
CIK 1611005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

53,719,667 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☒

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

Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically or posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is an accelerated filer, a large accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐                 Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

 † The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes  ☐ No  ☒

TABLE OF CONTENTS

PART I		1
ITEM 1. Identity of Directors, Senior Management and Advisers		1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2. Offer Statistics and Expected Timetable		1
ITEM 3. Key Information		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4. Information on the Company		64
A.	History and Development of the Company	64
B.	Business Overview	64
C.	Organizational Structure	163
D.	Property, Plants and Equipment	164
ITEM 4A. Unresolved Staff Comments		164
ITEM 5. Operating and Financial Review and Prospects		164
A.	Operating Results	185
B.	Liquidity and Capital Resources	206
C.	Research and Development, Patents and Licenses, Etc.	230
D.	Trend Information	230
E.	Off-Balance Sheet Arrangements	231
F.	Tabular Disclosure of Contractual Obligations	231
G.	Safe Harbor	233
ITEM 6. Directors, Senior Management and Employees		233
A.	Directors and Senior Management	233
B.	Compensation	235
C.	Board Practices	235
D.	Employees	237
E.	Share Ownership	238
ITEM 7. Major Shareholders and Related Party Transactions		238
A.	Major Shareholders	238
B.	Related Party Transactions	239
C.	Interests of Experts and Counsel	240
ITEM 8. Financial Information		240
A.	Consolidated Statements and Other Financial Information	240
B.	Significant Changes	241
ITEM 9. The Offer and Listing		241
A.	Offer and Listing Details.	241
B.	Plan of Distribution	242
C.	Markets	242
D.	Selling Shareholders	242
E.	Dilution.	242
F.	Expenses of the Issue	242
ITEM 10. Additional Information		242
A.	Share Capital	242
B.	Constitution	242
C.	Material Contracts	254
D.	Exchange Controls	254

i

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated companies, collectively, as the context may require, including:

•
I.C. Power Asia Development Ltd. (“ICP”), formerly I.C. Power Ltd., an Israeli holding company with electricity generation and distribution operations in Latin America, the Caribbean and Israel, in which Kenon has an indirect 100% interest;

•	IC Power Ltd. (“IC Power”), formerly IC Power Pte. Ltd, a Singaporean holding company, in which Kenon has a direct 100% interest. IC Power holds a direct 100% interest in ICP;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon has a 50% interest;

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has a 32% interest; and

•	Primus Green Energy, Inc. (“Primus”), a New Jersey corporation which is an innovative developer of an alternative fuel technology, in which Kenon, through IC Green, has a 91% interest.

Additionally, this annual report uses the following conventions:

•	“Ansonia” means Ansonia Holdings Singapore B.V., a company organized under the laws of Singapore, which owns approximately 58% of the outstanding shares of Kenon;

•	“HelioFocus” means HelioFocus Ltd., an Israeli corporation, in which Kenon, through IC Green, has a 70% interest, and which is currently in a liquidation process;

•	“IC” means Israel Corporation Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange, or the “TASE,” and Kenon’s former parent;

•	“IC Green” means IC Green Energy Ltd., an Israeli corporation, which holds Kenon’s equity interests in Primus and HelioFocus;

•	“Petrotec” means Petrotec AG, a German company listed on the Frankfurt Stock Exchange, which IC Green sold in December 2014;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, which is the direct owner of our 50% interest in Qoros;

•	“our businesses” shall refer to each of our subsidiaries and associated companies, collectively, as the context may require;

•
“spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in each of IC Power, Qoros, ZIM, Tower, Primus, HelioFocus and REG, as well as other intermediate holding companies related to these entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s existing shareholders; and

•	“Tower” means Tower Semiconductor Ltd., an Israeli specialty foundry semiconductor manufacturer, listed on the NASDAQ stock exchange, or “NASDAQ,” and the TASE.

Additionally, this annual report uses the following conventions for IC Power:

•	IC Power’s Operating Companies, Assets under Development, Pipeline Projects and Other Relevant Businesses:

•	“Acter Holdings” means Inkia Holdings (Acter) Limited, a Cayman Islands corporation through which IC Power held its interest in Southern Cone Power Perú S.A.;

•	“Agua Clara” means IC Power DR Operations S.A.S., a Dominican Republic corporation;

•	“Amayo I” means Consorcio Eólico Amayo S.A., a Panamanian corporation;

•	“Amayo II” means Consorcio Eólico Amayo (Fase II) S.A., a Panamanian corporation;

•	“CDA” means Cerro del Águila S.A., a Peruvian corporation;

•	“Cenérgica” means Cenérgica, S.A. de C.V., a Salvadorian corporation;

•	“Central Cardones” means Central Cardones S.A., a Chilean corporation;

•	“CEPP” means Compañía de Electricidad de Puerto Plata S.A., a Dominican Republic corporation;

•	“COBEE” means Compañía Boliviana de Energía Eléctrica S.A., a Canadian corporation;

•	“Colmito” means Termoeléctrica Colmito Ltda., a Chilean corporation;

•	“Corinto” means Empresa Energética Corinto Ltd., a Cayman Islands corporation;

•	“DEOCSA” means Distribuidora de Electricidad de Occidente, S.A., a Guatemalan corporation;

•	“DEORSA” means Distribuidora de Electricidad de Oriente, S.A., a Guatemalan corporation;

•	“Enel Generación Perú” means Enel Generación Perú S.A.A. Enel Generación Perú previously operated under the name Edegel;

•	“Energuate” means DEORSA and DEOCSA, collectively. Energuate is the trade name of IC Power’s Guatemalan distribution businesses DEORSA and DEOCSA. Energuate is not a legal entity;

•	“Generandes” means Generandes Perú S.A., a Peruvian corporation through which IC Power held its indirect interest in Enel Generación Perú;

•	“Guatemel” means Comercializadora Guatemalteca Mayorista de Electricidad, S.A., a Guatemalan corporation;

•	“Hadera Paper” means Hadera Paper Ltd., an Israeli corporation;

•	“ICPDH” means IC Power Distribution Holdings Pte. Ltd., a Singaporean corporation;

•	“ICPI” means IC Power Israel Ltd., an Israeli corporation;

•	“ICPNH” means IC Power Nicaragua Holdings, a Cayman Islands corporation, formerly known as AEI Nicaragua Holdings Ltd., or AEI Nicaragua;

•	“Inkia” means Inkia Energy Limited, a Bermudian corporation;

•	“JPPC” means Jamaica Private Power Company Ltd., a Jamaican corporation;

•	“Kallpa” means Kallpa Generación S.A., a Peruvian corporation;

•	“Kanan” means Kanan Overseas I. Inc., a Panamanian corporation;

•	“Nejapa” means Nejapa Power Company S. de R.L., a Panamanian corporation;

•	“OIP” means Overseas Investments Peru S.A., a Peruvian corporation;

•	“OPC-Rotem” means O.P.C. Rotem Ltd., an Israeli corporation;

•	“OPC-Hadera” is the trade name of Advanced Integrated Energy Ltd., an Israeli corporation;

•	“Pedregal” means Pedregal Power Company S.de.R.L, a Panamanian corporation;

•	“Puerto Quetzal” means Puerto Quetzal Power L.L.C., a Delaware limited liability company;

•	“RECSA” means Redes Eléctricas de Centroamérica, S.A., a Guatemalan corporation;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

•	“Surpetroil” means Surpetroil S.A.S., a Colombian corporation; and

•	“Tipitapa Power” means Tipitapa Power Company Ltd., a Cayman Islands corporation.

•	IC Power’s Regulatory Bodies and Electricity System Coordination Entities

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

•
“CNDC” means, as applicable, (i) the National Dispatch Committee of Bolivia (Comité Nacional de Despacho de Carga), a governmental entity responsible for planning and coordinating the operation of the generation, transmission and distribution systems that form the SIN in Bolivia or (ii) the National Dispatch Center of Nicaragua (Centro Nacional de Despacho de Cargo), a governmental entity responsible for the management of Nicaragua’s electricity market and national interconnected electrical system;

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

•
“EA” means the Electricity Authority in Israel, which was established pursuant to the Electricity Sector Law to regulate and supervise, among other things, the provision of essential electric services in Israel and electricity tariffs and, which replaced the previous regulator, Israel’s Public Utilities Authority (Electricity), or the PUAE, on January 1, 2016;

•
“Guatemalan National Electricity System” means the Guatemalan national electricity system, which comprises the set of premises, facilities, power plants, transmission lines, substations, distribution grids, electric equipment, loading centers, including all of the electric infrastructure used to supply electricity, whether or not interconnected, within which electric power is transmitted among the country’s several regions;

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

•
“INDE” means the National Electrification Institute of Guatemala (Instituto Nacional de Electrificación), a state entity in charge of development of local power production pursuant to the INDE Statutory Law (Ley Orgánica del Instituto Nacional de Electrificación) and consequently in accordance with the General Electricity Law. This entity operates through its three divisions: Empresa de Generación de Energía Eléctrica (EGEE), which is responsible for power generation, Empresa de Transporte y Control de Energía Eléctrica (ETCEE), which is responsible for transmission and Empresa de Comercialización de Energía (ECOE), which is responsible for trading;

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

v

•
“OC” means the Coordinating Body (Organismo Coordinador), a Dominican governmental authority whose function is to plan and coordinate the operations of the generation, transmission and distribution systems that form the national interconnected electrical system of the Dominican Republic (Sistema Eléctrico Nacional Interconectado);

•
“OEFA” means the Organization of Supervision and Environmental Assessment (Organismo de Evaluacióny Fiscalización Ambiental), the Peruvian governmental body responsible for the power plants’ compliance with environmental regulations;

•
“OSINERGMIN” means the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), a Peruvian governmental authority which is responsible for, among other things, ensuring that companies comply with the rules and regulations applicable to the energy industry in Peru and for setting the tariffs to be charged to regulated customers;

•
“PUAE” means Israel’s Public Utilities Authority (Electricity), which, prior to January 1, 2016, regulated and supervised, among other things, the provision of essential electric services in Israel and electricity tariffs. The PUAE was replaced by the EA on January 1, 2016;

•
“Salvadorian CNE” means the National Energy Commission of El Salvador (Comisión Nacional de Energía), a governmental entity which is responsible for proposing and adopting policies and regulations for the Salvadorian energy sector;

•	“SEIN” means the national interconnected electrical system of Peru (Sistema Eléctrico Interconectado Nacional);

•
“SENACE” means the National Service for Environmental Certification of Sustainable Investments of Peru (Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles), a Peruvian specialized technical governmental agency in charge of reviewing and approving detailed environmental impact assessments related to projects involving activities, works or services that may cause significant impacts to the environment;

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

•	“Btu” means British thermal units;

•	“CAGR” means compound annual growth rate;

•	“COD” means the commercial operation date of a development project;

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

•	“EPC” means engineering, procurement and construction;

•	“firm capacity” means the amount of energy available for production that, pursuant to applicable regulations, must be guaranteed to be available at a given time for injection to a certain power grid;

•	“greenfield projects” means projects constructed on unused land with no need to demolish or remodel existing structures;

•	“GWh” means gigawatt hours (one GWh is equal to 1,000 MWh);

•	“Heat rate” means the number of British thermal units, or Btus, of energy contained in the fuel required to produce a kilowatt-hour of energy (btu/kWh) for thermal plants;

•	“HFO” means heavy fuel oil;

•	“hydro” means hydroelectric;

•
“IC Power’s capacity” or “IC Power’s installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of IC Power’s ownership interest in the entity that owns such asset;

•	“proportionate capacity” means, with respect to each asset, the proportionate capacity of such asset, as determined by IC Power’s ownership interest in the entity that owns such asset;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•	“kWh” means kilowatts per hour;

•	“MW” means megawatts (one MW is equal to 1,000 kilowatts or KW);

•	“MWh” means megawatt per hour;

•	“OEM” means original equipment manufacturer;

•	“PPA” means power purchase agreement;

•
“transmission” refers to the bulk transfer of electricity from generating facilities to the distribution system at load center station in which the electricity is stabilized by means of the transmission grid;

•	“VAD” means the Value Added by Distribution (Valor Agregado de Distribución) charge that is set by the CNEE;

•	“VNR” means variable transmission revenue and VNR of transmission system is the estimated cost of replicating a “model” transmission system including an estimated return on capital;

•	“VNR of the transmission system” means the estimated cost of replacing a “model” transmission system, including an estimated return on capital; and

•	“weighted average availability” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year.

Although we acquired each of our subsidiaries and associated companies in connection with the spin-off, the operating and other statistical information with respect to each of our subsidiaries and associated companies is presented as of December 31, 2016, unless otherwise indicated, as if we owned such businesses for the periods covered by this annual report.

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

Our financial statements as of and for the year ended December 31, 2014, are presented as combined carve-out financial statements and have been derived from the consolidated financial statements of IC, our former parent. These combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to us, as well as allocations deemed reasonable by us, to present our combined financial position, profit and loss and other comprehensive income, changes in equity attributable to the owners of the company and cash flows. These combined carve-out financial statements are not necessarily indicative of our financial position, profit and loss and other comprehensive income, or cash flows had we operated as a separate entity throughout the periods presented. We present our combined carve-out financial statements in U.S. Dollars.

Our financial statements as of and for the years ended December 31, 2016 and 2015, are presented as consolidated financial statements. These consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2016 and 2015 and the consolidated statement of financial position as of December 31, 2016 and 2015. We present our consolidated financial statements in U.S. Dollars.

All references in this annual report to (i) “U.S. Dollars”, “$” or “USD” are to the legal currency of the United States of America; (ii) “RMB” are to Yuan, the legal currency of the People’s Republic of China, or China; (iii) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel; (iv) “Peruvian Sol” are to the legal currency of Peru; (v) “Bs” or “Bolivianos” are to the legal currency of the Plurinational State of Bolivia, or Bolivia; (vi) “S$” are to Singapore Dollars, the legal currency of the Republic of Singapore, or Singapore; (vii) “Colombian pesos” are to the legal currency of the Republic of Colombia, or Colombia; (viii) “Chilean pesos” are to the legal currency of the Republic of Chile, or Chile and (ix) “Guatemalan Quetzales” are to the legal currency of the Republic of Guatemala, or Guatemala. We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

In this annual report, we also include the consolidated financial statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2016, 2015 and 2014, and consolidated statements of financial position as of December 31, 2016 and 2015 for Qoros, pursuant to Rule 3-09 of Regulation S-X.

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely Adjusted EBITDA and Net Debt, each as defined under “Item 3.A Selected Financial Data–Selected Reportable Segment Data” and “Item 3.A Selected Financial Data–Selected Reportable Segment Data–IC Power” and “Item 4.B Business Overview—Our Businesses—IC Power—IC Power’s Description of Operations.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of Adjusted EBITDA and Net Debt provides transparent and useful information to investors and financial analysts in their review of our, or our subsidiaries’ and associated companies’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

EXCHANGE RATE INFORMATION

The following tables set forth the historical period-end, average, high and low noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for the U.S. Dollar expressed in RMB per one U.S. Dollar for the periods indicated:

	RMB/U.S. Dollar
Year	Period end[1]	Average rate[2]	High	Low
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1701	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
_____________________

1.	Represents the closing exchange rate on the last business day of the applicable period.
2.	Represents the average of the closing exchange rates on the last business day of each month during the relevant one-year periods.

	RMB/U.S. Dollar
Month	High	Low
October 2016	6.7819	6.6685
November 2016	6.9195	6.7534
December 2016	6.9580	6.8771
January 2017	6.9575	6.8360
February 2017	6.8821	6.8517
March 2017	6.9132	6.8687
April 2017 (through April 14)	6.8988	6.8832

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

REPRESENTATION OF CAPACITY AND PRODUCTION FIGURES

Unless otherwise indicated, statistics provided throughout this annual report with respect to power generation units are expressed in MW, in the case of the capacity of such power generation units, and in GWh, in the case of the electricity production of such power generation units. One GWh is equal to 1,000 megawatt hours, or MWh, and one MWh is equal to 1,000 kilowatt hours, or kWh. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Unless otherwise indicated, IC Power’s capacity figures provided in this annual report reflect 100% of the capacity of all of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset, and IC Power’s consolidated generation figures provided in this annual report reflect 100% of the generation figures of IC Power’s subsidiaries, and excludes the generation figures of IC Power’s associated companies. Excluding the generation figures of OPC-Hadera, whose generation figures are only presented since the date of its acquisition in August 2015, generation figures for assets acquired during a year are presented for the full year, regardless of the date within the year when the acquisition occurred. As a result, the generation figures provided in this annual report of ICPNH, Puerto Quetzal, Surpetroil and JPPC, which IC Power acquired in 2014, and OPC-Hadera, which IC Power acquired in 2015, reflect 100% of the generation figures of these companies for the years ended December 31, 2014 and 2015, respectively, regardless of IC Power’s date of acquisition of such companies. For information on IC Power’s ownership interest in each of its operating companies and associated companies, see “Item 4.B Business Overview—Our Businesses—IC Power.” For further details on technical conventions used in this annual report, see “Introduction and Use of Certain Terms.”

INFORMATION REGARDING TOWER

On July 23, 2015, consistent with our strategy to realize value for our shareholders by, among other things, distributing our interests in our non-primary businesses to our shareholders rationally and expeditiously, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. In 2016, we sold our remaining interest in Tower.

Tower is subject to the reporting requirements of the Securities and Exchange Commission, or the SEC, and, as a foreign private issuer, Tower is required to file with the SEC annual reports containing audited financial information, and to furnish to the SEC reports containing any material information that Tower provides to its local securities regulator, investors or stock exchange. Tower’s published financial statements are prepared according to U.S. GAAP. Information related to Tower contained, or referred to, in this annual report has been derived from Tower’s public filings with the SEC. Although we held a significant equity interest in Tower during certain periods discussed in this annual report, we did not control or manage Tower, participate in the preparation of Tower’s public reports or financial statements or have any specific information rights regarding Tower during such periods. Tower’s publicly available filings can be found on the SEC’s website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and reflects our current expectations and views of the quality of our assets, our anticipated financial performance, our future growth prospects, the future growth prospects of our businesses, the liquidity of our ordinary shares, and other future events. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, and are principally contained in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

These forward-looking statements relate to:

•	our goals and strategies;

•	our capital commitments and/or intentions with respect to each of our businesses;

•	our ability to implement, successfully or at all, our strategies for us and for each of our businesses;

•	our capital allocation principles, as set forth in “Item 4.B Business Overview”;

•	the funding requirements, strategies, and business plans of our businesses;

•	the potential listing, offering, distribution or monetization of our businesses and the anticipated timing thereof;

•	expected trends in the industries in which each of our businesses operate, including trends relating to the growth of a particular market;

•	our expected tax status and treatment;

•	our intention to borrow funds from our businesses, and the amount and the timing of such borrowings;

•	fluctuations in the availability and prices of commodities purchased by, or in competition with, our businesses;

•	statements relating to litigation and/or regulatory proceedings;

•	the expected effect of new accounting standards on Kenon;

•	with respect to IC Power:

•	expected supply and demand trends in the Peruvian power market;

•
the expected cost and timing of commencement and completion of construction and development projects, as well as the anticipated installed capacities and business results of such acquisitions or projects;

•	its strategy to source and finance new, development and acquisition projects;

•	expected macroeconomic trends in certain of the countries in which IC Power currently operates;

•	its strategy to source and enter into long-term PPAs, and turnkey agreements and the amounts to be paid under such agreements, and the expected effect of such PPAs on IC Power’s results of operations;

•	expected increased demand in certain of the power generation markets where IC Power currently operates or may operate in the future;

•	expected trends in energy consumption, particularly in Latin America;

•	the expected stages of the Samay I plant;

•	its anticipated capital expenditures, including the expected sources of funding for capital expenditures;

x

•	its strategy to improve service standards, reduce interruptions and improve customer service for its distribution business;

•	the expected revenues under its PPAs;

•	the expected effect of fluctuations in exchange rates and currency on IC Power’s results;

•	its strategy to acquire additional generation and distribution businesses;

•	the expected cash flows from its distribution businesses;

•	future subsidies available to IC Power’s businesses and distribution customers;

•	expected trends in electrification levels in Guatemala;

•	the competitive landscape within Energuate’s service areas;

•	its expected ability to enter into or renew its PPAs;

•	expected coverage under its insurance policies;

•	the expected water supply for IC Power’s hydroelectric plants;

•	its strategy to extend the final maturity of or refinance existing indebtedness;

•	the expected use of the proceeds of its indebtedness;

•	the expected impairment of IC Power’s Colombian assets;

•	the price and volume of gas available to OPC-Rotem and other IPPs in Israel; and

•	the potential nationalization of operating assets;

•	with respect to Qoros:

•	Qoros’ expectation to renew or refinance its working capital facilities to support its continued operations and development;

•	Qoros’ strategy to increase its sales volumes;

•	Qoros’ expected sales volumes;

•	expected growth in the Chinese passenger vehicle market, particularly within the C-segment, C-segment SUV and New Energy Vehicle, or NEV, markets;

•	expected pricing trends in the Chinese passenger vehicle market;

•	Qoros’ liquidity position and Qoros’ expected use of proceeds of funds it may receive;

•	Qoros’ strategy to develop its dealer network;

•
the assumptions used in Qoros’ impairment analysis, including assumptions related to future sales volumes and price, operating expenses, and the availability of funding, including certain subsidies from local Chinese governments during the projection period;

•	expected increase in environmental regulations and the expected effect of such regulations on Qoros’ business;

•	Qoros’ agreement to have certain principal payments deferred;

•	Qoros’ ability to increase its production capacity;

•	the terms of any shareholder loans which Kenon may provide Qoros;

•	the potential investment by Yibin into Qoros, including the use of the proceeds and the terms of such investment;

•	Qoros’ ability to launch new models using its existing platform, to the extent that demand for its vehicles increases; and

•	the expected development of the NEV market in China, including expected trends regarding government subsidies for the purchase of NEVs and the growth of NEV infrastructure.

•	with respect to ZIM:

•
the assumptions used in Kenon’s and ZIM’s impairment analysis with respect to Kenon’s investment in ZIM, and ZIM’s assets, respectively, including with respect to expected fuel price, freight rates, demand trends;

•	ZIM’s strategy with respect to its debt obligations;

•
modifications with respect to its and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; and

•	trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices and charter/freights rates;

•	with respect to Primus:

•	its strategy;

•	its plans to raise capital;

•	Primus’ potential customers;

•	its project pipeline; and

•	its potential sources of revenue.

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

ITEM 2.                  Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                  Key Information

A.            Selected Financial Data

The following tables set forth our selected combined carve-out financial and other data (for all periods as of and prior to December 31, 2014) and selected consolidated financial and other data (for all periods subsequent to December 31, 2014). This selected financial data should be read in conjunction with our audited financial statements, and the related notes thereto, as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, included elsewhere in this annual report, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3.D Risk Factors.” The historical financial and other data included here and elsewhere in this annual report should not be assumed to be indicative of our future financial condition or results of operations.

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

	Year Ended December 31,
	2016	2015	2014	2013[1]	2012[1]
	(in millions of USD, except share data)
Statements of Profit and Loss Data[2]
Revenues from sale of electricity	$1,874	$1,289	$1,372	$873	$577
Cost of sales and services (excluding depreciation)	(1,359)	(863)	(981)	(594)	(395)
Depreciation	(160)	(111)	(100)	(70)	(51)
Gross profit	$355	$315	$291	$209	$131
Selling, general and administrative expenses	(147)	(104)	(131)	(73)	(69)
Gain from distribution of dividend in kind	—	210	—	—	—
Gain from disposal of investees	—	—	157	—	5
Gain on bargain purchase	—	—	68	1	—
Impairment of assets and investments	(72)	(6)	(48)	—	—
Dilution gains from reduction in equity interest held in associates	—	33	—	—	—
Other expenses	(5)	(7)	(14)	(5)	—
Other income	21	15	51	5	12
Operating profit from continuing operations	$152	$456	$374	$137	$79
Financing expenses	(190)	(124)	(110)	(69)	(39)
Financing income	19	13	16	5	3
Financing expenses, net	$(171)	$(111)	$(94)	$(64)	$(36)
Provision of financial guarantee	(130)	—	—	—	—
Share in losses of associated companies, net of tax[3]	(186)	(187)	(171)	(127)	(52)
Profit / (loss) from continuing operations before income taxes	$(335)	$158	$109	$(54)	$(9)
Income taxes	(59)	(62)	(103)	(49)	(20)
Profit / (loss) for the year from continuing operations	(394)	$96	$6	$(103)	$(29)
Profit / (loss) for the year from discontinued operations (after taxes)[4]	—	—	$471	$(513)	$(409)
Profit / (loss) for the year	$(394)	$96	$477	$(616)	$(438)
Attributable to:
Kenon’s shareholders	$(412)	$73	$458	$(631)	$(450)
Non-controlling interests	18	23	19	15	12
Profit / (loss) for the year attributable to Kenon’s shareholders derived from:
IC Power	$3	$63	$199	$61	$59
Qoros	(143)	(196)	(175)	(127)	(54)
ZIM	(54)	1	(142)	(533)	(432)
Gain from ZIM in light of deconsolidation and change to associated company	—	—	609	—	—
Tower	—	(1)	10	(27)	(21)
Impairment of ZIM	(72)	—	—	—	—
Provision of financial guarantee	(130)	—	—	—	—
Gain from distribution of dividend in kind	—	210	—	—	—
Other[5]	(16)	(4)	(43)	(5)	(2)
Total profit / (loss) for the year attributable to Kenon’s shareholders	$(412)	$73	$458	$(631)	$(450)
Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	(7.67)	1.36	8.58	(11.82)	(8.43)
Basic/diluted profit/(loss) per share from continuing operations	(7.67)	1.36	(0.23)	(2.13)	(0.77)
Basic/diluted profit/(loss) per share from discontinued operations	—	—	8.81	(9.69)	(7.66)
Statements of Financial Position Data
Cash and cash equivalents	$327	$384	$610	$671	$414
Short-term investments and deposits	90	309	227	30	89
Trade receivables, net	284	124	181	358	323
Other current assets, including derivatives	50	45	59	98	83
Income tax receivable	11	4	4	7	15
Inventories	92	51	55	150	174
Total current assets	854	916	1,136	$1,314	$1,098
Total non-current assets[6]	4,284	3,567	3,184	4,671	4,880
Total assets	$5,138	$4,483	$4,320	$5,985	$5,978
Total current liabilities	1,045	653	$497	$2,925	$1,172
Total non-current liabilities	$3,199	$2,566	$2,385	$2,113	$3,357
Equity attributable to the owners of the Company	681	1,061	1,230	710	1,214
Share capital	$1,267	$1,267	—	—	—
Total equity	$894	$1,264	$1,438	$947	$1,449
Total liabilities and equity	$5,138	$4,483	$4,320	$5,985	$5,978
Basic/Diluted weighted average common shares outstanding used in calculating profit/(loss) per share (thousands)	53,720	53,649	53,383 [7]	53,383 [7]	53,383 [7]
Statements of Cash Flow Data
Net cash provided by operating activities	$162	$290	$410	$257	$169
Net cash used in investing activities	(400)	(737)	(883)	(278)	(320)
Net cash provided by financing activities	175	233	430	281	122
(Decrease) / increase in cash and cash equivalents	(63)	(214)	(42)	260	(29)

1.
Results during these periods have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our financial statements included in this annual report.

2.
Consists of the consolidated results of IC Power and Primus for 2012 through 2013 and, from June 30, 2014, the consolidated results of HelioFocus; prior to this date, Kenon did not consolidate HelioFocus’ results of operations.

3.
Includes Kenon’s share in ZIM’s loss for the six months ended December 31, 2014 and the years ended December 31, 2015 and 2016. As from July 1, 2014, Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting.

4.	Consists of (i) ZIM’s results of operations for 2012 through 2013 and the six months ended June 30, 2014 and (ii) Petrotec’s results of operations for 2012 through 2014.

5.
Consists of the elimination of intercompany finance income until 2014, Kenon’s general and administrative expenses, finance expenses, the results of Primus and gain from reductions in equity invested. From June 30, 2014, also includes the consolidated results of HelioFocus.

6.	Includes Kenon’s associated companies: (i) Qoros, (ii) Tower (until June 30, 2015), (iii) from June 30, 2014, ZIM; and (iv) prior to June 30, 2014, HelioFocus.
7.	Based on 53,383,015 shares which were issued as of January 7, 2015, the date of our spin-off from IC.

Selected Reportable Segment Data

Kenon is a holding company of (i) IC Power, (ii) Primus, (iii) a 32% interest in ZIM, (iv) a 50% interest in Qoros, (v) until December 24, 2014, Petrotec, and (vi) until July 23, 2015, a 22.5% interest in Tower. Kenon’s segments are IC Power (Generation and Distribution), Qoros and Other. Kenon’s Other segment includes the results of ZIM, Primus, and from June 30, 2014, the results of HelioFocus and Kenon (Company level). Kenon's segments for the periods after December 31, 2015 include IC Power (Generation) and IC Power (Distribution), as a result of Kenon’s acquisition of its distribution business in January 2016.

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

	Year Ended December 31, 2016
	IC Power Generation	IC Power Distribution	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,365	$509	$—	$—	$—	$1,874
Depreciation and amortization	(157)	(15)	—	—	—	(172)
Impairment of assets and investments	—	—	—	(72)	—	(72)
Financing income	10	4	—	17	(12)	19
Financing expenses	(166)	19	—	17	(12)	190
Share in (losses) income of associated companies	1	—	(143)	(44)	—	(186)
Provision of financial guarantee	—	—	—	(130)	—	(130)
Income (loss) before taxes	$31	$47	$(143)	$(270)	$—	$(335)
Income taxes	(45)	(12)	—	(2)	—	(59)
Income (loss) from continuing operations	$(14)	$35	$(143)	$(272)	$—	$(394)

Attributable to:
Kenon’s shareholders	(29)	32	(143)	(272)	—	(412)
Non-controlling interests	15	3	—	—	—	18
Segment assets[4]	$4,217	$600	$—	$113 [5]	$—	$4,930
Investments in associated companies	8	—	118	82	—	208
Segment liabilities	3,462	542	—	240 [6]	—	4,244
Capital expenditure[7]	262	28	—	—	—	290
Adjusted EBITDA	$343 [8]	$77 [9]	$—	$(24)[10]	$—	$396
Percentage of consolidated revenues	73%	27%	—%	—%	—%	100%
Percentage of consolidated assets	82%	12%	2%	4%	—%	100%
Percentage of consolidated assets excluding associated companies	86%	12%	—%	2%	—%	100%
Percentage of consolidated Adjusted EBITDA	87%	19%	—%	(6)%	—%	100%

1.	Associated company.
2.	Includes the results of Primus and HelioFocus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment financing income and expenses.
4.	Excludes investments in associates.
5.	Includes Kenon’s and IC Green’s assets.
6.	Includes Kenon’s and IC Green’s liabilities.
7.	Includes the additions of Property, Plant and Equipment, or PP&E, and intangibles based on an accrual basis.
8.
With respect to IC Power Generation’s Adjusted EBITDA for the year ended December 31, 2016, Kenon defines “Adjusted EBITDA” as net income for the period before depreciation and amortization, finance expenses, net, and income tax expense, excluding share in (income) of associate. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of IC Power Generation’s net income to its Adjusted EBITDA for the period presented. Other companies may calculate EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Year Ended December 31,
2016
($ millions)
Net income for the period	$(14)
Depreciation and amortization	157
Financing expenses, net	156
Income tax expense	45
Share in (income) of associate	(1)

Adjusted EBITDA	$343

9.
With respect to IC Power Distribution’s Adjusted EBITDA for the year ended December 31, 2016, Kenon defines “Adjusted EBITDA” as net income for the period before depreciation and amortization, finance expenses, net, and income tax expense. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of IC Power Distribution’s net income to its Adjusted EBITDA, as reported by Kenon, for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Year Ended December 31,
2016
($ millions)
Net income for the period	$35
Depreciation and amortization	15
Financing expenses, net	15
Income tax expense	12

Adjusted EBITDA	$77

10.
With respect to its “Other” reporting segment, Kenon defines “Adjusted EBITDA” as net income (loss) for the period before finance expenses, net, depreciation and amortization, impairment of assets and investments, provision of financial guarantees and income tax expense, excluding gain from distribution of dividend in kind and share in (income) loss of associated companies, net of tax. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Year Ended December 31,
	2016	2015	2014
	(in millions of USD)
Net income (loss) for the period	$(272)	$205	$(41)
Finance expenses, net	—	7	(29)
Depreciation and amortization	—	1	—
Impairment of assets and investments	72	7	13
Provision of financial guarantees	130	—	—
Income tax expense	2	—	4
Gain from distribution of dividend in kind	—	(210)	—
Share in (income) loss from associated companies, net of tax	44	(9)	10
Adjusted EBITDA	$(24)	$1	$(43)

	Year Ended December 31, 2015
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,294	$—	$—	$(5)	$1,289
Depreciation and amortization	(119)	—	(1)	—	(120)
Asset impairment	—	—	(7)	—	(7)
Financing income	10	—	3	—	13
Financing expenses	(115)	—	(9)	—	(124)
Share in (losses) income of associated companies	—	(196)	9	—	(187)
Gain from distribution of dividend in kind	—	—	210	—	210
Income (loss) before taxes	$149	$(196)	$205	$—	$158
Income taxes	(62)	—	—	—	(62)
Income (loss) from continuing operations	$87 [4]	$(196)	$205	$—	$96

Attributable to:
Kenon’s shareholders	63	(196)	206	—	73
Non-controlling interests	24	—	(1)	—	23
Segment assets[5]	$4,069	$—	$45 [6]	$—	$4,114
Investments in associated companies	9	159	201	—	369
Segment liabilities	3,063	—	156 [7]	—	3,219
Capital expenditure[8]	533	—	—	—	533
Adjusted EBITDA	$372 [4,9]	$—	$1 [10]	$—	$373
Percentage of consolidated revenues	100%	—	—	—	100%
Percentage of consolidated assets	91%	4%	5%	—	100%
Percentage of consolidated assets excluding associated companies	99%	—	1%	—	100%
Percentage of consolidated Adjusted EBITDA	100%	—	—	—	100%

1.	Associated company.
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
9.
Kenon defines IC Power’s “Adjusted EBITDA” as net income for the period before depreciation and amortization, finance expenses, net, asset impairment and income tax expense, excluding share in (income) of associated companies, gain on bargain purchase and gain from disposal of investees. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of IC Power’s net income (loss), as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

10.
Adjusted EBITDA is a non-IFRS measure. For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see footnote 10 to the preceding table setting forth the selected financial data for the year ended December 31, 2015.

	Year Ended December 31,
	2016	2015	2014
	($ millions)
Net income for the period	$21	$87	$222
Depreciation and amortization	172	119	108
Financing expenses, net	171	104	123
Asset impairment	—	—	35
Income tax expense	57	62	99
Share in (income) of associated companies	(1)	—	(14)
Gain on bargain purchase	—	—	(68)
Gain from disposal of investees	—	—	(157)

Adjusted EBITDA	$420	$372	348

	Year Ended December 31, 2014[1]
	IC Power	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in (losses) income of associated companies	14	(175)	(10)	—	(171)
Asset impairment	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68
Income (loss) before taxes	$321	$(175)	$(37)	$—	$109
Income taxes	(99)	—	(4)	—	(103)
Income (loss) from continuing operations	$222 [5]	$(175)	$(41)	$—	$6
Attributable to:
Kenon’s shareholders	197	(175)	(34)	—	(12)
Non-controlling interests	25	—	(7)	—	18
Segment assets[6]	$3,832	$—	$837 [7]	$(785)	$3,884
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [8]	(785)	2,881
Capital expenditure[9]	593	—	12	—	605
Adjusted EBITDA	$348 [5,10]	$—	$(43)[11]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined Adjusted EBITDA	114%	—	(14)%	—	100%

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
10.
For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, see footnote 9 to the preceding table setting forth selected financial data for the year ended December 31, 2014.

11.
Adjusted EBITDA is a non-IFRS measure. For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see footnote 10 to the preceding table setting forth the selected financial data for the year ended December 31, 2014.

IC Power

The following tables set forth other financial and key operating data for IC Power for the periods presented:

	IC Power Ltd. (formerly known as IC Power Pte. Ltd.)	I.C. Power Asia Development Ltd. (formerly known as I.C. Power Ltd.)
	Year Ended December 31,
	2016	2015		2014[1]		2013[1]	2012[1]
	($ millions, except as otherwise indicated)
Net income from continuing operations[2]	21	49		128		45	39
Net income for the period	21	52	[3]	256	[3]	74	68
Adjusted EBITDA[4]	420	326	[3]	395	[3]	247	154
Net Debt[5]	2,764	1,903		1,557		1,143	1,001
Installed capacity of operating companies and associated companies at end of period (MW)	3,945	2,665		2,642		2,070	1,572
Proportionate capacity of operating companies and associated companies at end of period (MW)	3,152	2,170		2,108		1,608	1,198
Weighted average availability during the period (%)	84	95%		94%		94%	93%
Gross energy generated (GWh)	14,208	13,109		13,156		8,820	6,339
Energy sold under PPAs (GWh)	14,582	13,748		14,220		9,217	5,365

1.
During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in ICP. ICP’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.

2.
The share in net income attributable to non-controlling interests held by third parties in IC Power’s subsidiaries was $18 million, $17 million, $29 million, $13 million and $10 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

3.
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

4.
IC Power defines “Adjusted EBITDA” for each period as net income (loss) for the period before depreciation and amortization, financing expenses, net, income tax expense and asset write-off, excluding share in (income) loss of associated companies, gain on bargain purchase, capital gains (excluding capital gains from sales of fixed assets), and net income from discontinued operations, net of tax (excluding dividends received from discontinued operations).

Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of IC Power’s profitability since it does not take into consideration certain costs and expenses that result from its business that could have a significant effect on IC Power’s net income, such as finance expenses, taxes and depreciation.

The following table sets forth a reconciliation of IC Power’s net income to its Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies:

	IC Power Ltd. (formerly known as IC Power Pte. Ltd.)	I.C. Power Asia Development Ltd. (formerly known as I.C. Power Ltd.)
	Year Ended December 31,
	2016	2015		2014(i)		2013(i)	2012(i)	2011	2010(ii)	2009(ii)
	($ millions)
Net income (loss) for the period	$21	$52		$256		$74	$68	$73	$36	$66
Depreciation and amortization(iii)	172	119		108		76	55	41	28	26
Financing expenses, net	171	104		119		80	44	36	24	18
Income tax expense	57	50		63		48	18	16	6	8
Asset write-off	—	—		35		—	—	—	—	—
Share in (income) loss of associated companies	(1)	—		(2)		(2)	(2)	(2)	(1)	(1)
Gain on bargain purchase	—	—		(71	)(iv)	(1)	—	(24)	—	—
Capital gains (excluding capital gains from sales of fixed assets)	—	—		—		—	—	—	—	(35)
Net (income) loss from discontinued operations, net of tax (excluding dividends received from discontinued operations)	—	—	(v)	(113	)(vi)	(28)	(29)	(20)	(11)	(17)
Adjusted EBITDA	$420	$326		$395		$247	$154	$120	$82	$65

(i)
During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in ICP. ICP’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.

(ii)
IC Power was incorporated in January 2010. Financial data for the year ended December 31, 2010 reflects the consolidated results of Inkia and OPC-Rotem from April 1, 2010 and June 30, 2010, respectively, the time of their transfer to IC Power.

(iii)	Includes depreciation and amortization expenses from cost of sales and general, selling and administrative expenses.
(iv)	Includes $68 million of income from gain on bargain purchase and $3 million of income from the measurement of fair value.
(v)
Excludes $4 million received from Enel Generación Perú post-equity method accounting, which is reflected as “dividends received post-equity accounting” in IC Power’s discontinued operations for that period, but is included in net income (loss) for the period, so is therefore included in Adjusted EBITDA for the period.

(vi)
Excludes $15 million received from Enel Generación Perú post-equity method accounting, which is reflected as “other income” in IC Power’s discontinued operations for that period, but is included in net income (loss) for the period, so is therefore included in Adjusted EBITDA for the period.

5.
Net Debt is calculated as total debt, excluding debt owed to Kenon, minus cash and short term deposits and restricted cash. Net Debt is not a measure recognized under IFRS. The table below sets forth a reconciliation of IC Power’s total debt to net debt.

	IC Power Ltd. (formerly known as IC Power Pte. Ltd.)	I.C. Power Asia Development Ltd. (formerly known as I.C. Power Ltd.)
	As of December 31,
	2016	2015	2014	2013	2012
	($ millions)
Total debt(i)	$3,072	$2,565	$2,348	$1,669	$1,266
Cash(ii)	308	662	791	526	265
Net Debt	$2,764	$1,903	$1,557	$1,143	$1,001
__________________

(i)
Total debt comprises loans from banks and third parties and debentures, excluding liabilities of disposal group classified as held for sale and loans owed to Kenon, and includes long term and short term debt.

(ii)	Includes short-term deposits and restricted cash of $106 million, $302 million, $208 million, $9 million and $81 million at December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

6.	Figure is derived from IC Power’s audited statements of financial position as of December 31, 2016.

Set forth below is a summary of certain key historical financial and other operational information, according to IC Power business lines and segments, for the periods set forth below. For all periods prior to its acquisition of Energuate, IC Power operated one business line (generation) and evaluated this business line according to four geographic segments. However, since January 22, 2016, the date on which IC Power completed acquisition of Energuate, its results of operations reflect an additional business line (distribution). IC Power’s distribution business consists entirely of DEORSA and DEOCSA. Guatemel and RECSA, which IC Power also acquired on January 22, 2016, are included within its generation business and have been included in IC Power’s Central America and Other segment, respectively, as a result of their business lines.

	Year Ended December 31, 2016
	Generation				Distribution	Adjustments	Consolidated Results
	Peru	Israel	Central America	Other[1]	Guatemala
	($ millions, except as otherwise indicated)
Sales	528	356	326	157	509	(2)	1,874
Cost of Sales	(323)	(282)	(252)	(101)	(403)	2	(1,359)
Operating income (loss)	129	40	21	(15)	63	10	248
Operating margins	24%	11%	6%	(10)%	12%	(500)%	13%
Financing expenses, net	(63)	(16)	(12)	(65)	(15)	-	(171)
Net income (loss) for the period	33	24	4	(84)	35	9	21

Installed capacity of operating companies and associated companies at end of period (MW)	2,189	458	596	651	-	-	3,945
Proportionate capacity of operating companies at end of period (MW)	1,735	418	531	601	-	-	3,152
Gross energy generated (GWh)	6,811	3,589	1,898	1,910	-	-	14,208
Energy sold under PPAs (GWh)	6,691	3,996	2,815	1,080	-	-	14,582

1.
In addition to the results of certain of its generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with our acquisition of Energuate, which allocations were recorded by Inkia, one of its intermediate holding companies. However, as IC Power’s Other segment is primarily composed of the financial results of certain of its generation assets and their related holding companies, IC Power analyzes the results of its Other segment within discussion of the results of its generation business.

	Year Ended December 31, 2015
	Peru	Israel	Central America	Other[1]	Adjustments	Consolidated Results
	($ millions, except as otherwise indicated)
Sales	$448	$326	$337	$178	—	$1,289
Cost of Sales	(279)	(242)	(265)	(123)	—	(909)
Operating income	102	53	39	(1)	10	203
Operating margins	23%	16%	12%	—	—	16%
Financing expenses, net	(42)	(23)	(10)	(29)	—	(104)
Net income (loss) for the period	$31	$22	$23	$(31)	$8	$52

Installed capacity of operating companies and associated companies at end of period (MW)	1,063	458	504	640	—	2,665
Proportionate capacity of operating companies at end of period (MW)	797	370	436	567	—	2,170
Gross energy generated (GWh)	5,166	3,837	2,208	1,898	—	13,109
Energy sold under PPAs (GWh)	6,327	3,976	2,450	995	—	13,748

1.	In addition to the results of certain of its generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies.

	Year Ended December 31, 2014
	Peru	Israel	Central America	Other[1]	Adjustments	Consolidated Results
	($ millions, except as otherwise indicated)
Sales	$437	$413	$308	$214	—	$1,372
Cost of Sales	(270)	(252)	(260)	(154)	—	(936)
Operating income	108	127	21	43	9	308
Operating margins	25%	31%	7%	20%	—	22%
Financing expenses, net	(34)	(30)	(8)	(46)	(1)	(119)
Net income for the period	$45	$71	$9	$124	$7	$256

Installed capacity of operating companies and associated companies at end of period (MW)	1,063	440	504	635	—	2,642
Proportionate capacity of operating companies at end of period (MW)	797	352	395	564	—	2,108
Gross energy generated (GWh)	5,920	3,465	1,965	1,806	—	13,156
Energy sold under PPAs (GWh)	6,324	3,973	2,694	1,229	—	14,220

1.	In addition to the results of certain of its generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies.

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

Risks Related to Our Strategy and Operations

Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guarantee or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.

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

In the future, third party financing sources may also require Kenon to guarantee an individual business’ indebtedness and/or provide additional collateral, including collateral via a cross-collateralization of assets across businesses. To the extent Kenon guarantees an individual business’ indebtedness, it may divert funds received from one business to another business. We may also sell some or all of our interests in any of our businesses to provide funding for another business. Additionally, if we cross-collateralize certain assets (i.e., pledging shares or assets of one of our businesses to secure debt of another of our businesses) in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations. Furthermore, if Kenon provides any of our businesses with additional capital, provides any third parties with indemnification rights or a guarantee, and/or provides additional collateral, including via cross-collateralization, this could reduce our liquidity. For further information on the capital resources and requirements of each of our businesses, see “Item 5.B Liquidity and Capital Resources.”

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

Qoros has historically relied upon capital contributions, loans, guarantees and pledges from its shareholders (Chery Automobile Co. Ltd, or Chery, and Kenon), and third party loans supported by its shareholders, to fund its development and operations. Qoros’ shareholders have made equity contributions in the aggregate amount of RMB10.4 billion and loans in the amount of RMB1.8 billion (including loans of RMB450 million from Ansonia to Quantum used to make back-to-back loans in the same amount to Qoros), Chery has guaranteed RMB2,200 million principal amount of Qoros debt (plus interest and fees) and Kenon has outstanding back-to-back guarantees to Chery for up to RMB425 million, plus certain interest and fees. For further information on the guarantees provided by Kenon in respect of Qoros’ debt, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.”

Qoros’ cash flows from operations are not sufficient to meet its operating expenses and debt service requirements at this time, and it does not expect to generate sufficient cash flows from operations to meet such liquidity requirements until it achieves a significant increase in sales, and it may not experience an increase in sales in the near-term or at all. Qoros’ available liquidity and capital resources are limited, and it has significant obligations. As of December 31, 2016, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.5 billion and current liabilities (excluding shareholder loans) of RMB4.0 billion, including trade and other payables of RMB2.7 billion. As of December 31, 2016, Qoros had current assets of RMB1.8 billion, including cash and cash equivalents of RMB465 million. Qoros has long-term, short-term and working capital credit facilities, but amounts available under such facilities are limited. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

Qoros is continuing to seek additional financing for its operations. For example, in April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest significant amounts in Qoros, subject to government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. For further information on this arrangement, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.” Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to obtain financing from Yibin or otherwise raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt and pledges over Qoros shares by Quantum may be enforced. Alternatively, Chery or other investors may choose to make additional investments in Qoros (without a corresponding Kenon investment) which may result in a dilution of Kenon’s interest. For further information, see “—Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guarantee or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.”

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

Kenon has pledged 66% of its interest in IC Power and IC Power has pledged 66% of its interest in ICP to secure Kenon’s obligations under the IC Credit Facility, which is now fully drawn. Kenon may be required to use a substantial portion of cash flows received from its businesses to make payments to IC in accordance with the IC Credit Facility, which may reduce Kenon’s ability to advance cash to its businesses or to pay dividends to its shareholders in the future, and Kenon may be unable to generate sufficient cash to make such payments. If Kenon is unable to fulfill its payment obligations under the terms of the loan, IC could elect to declare all amounts outstanding thereunder immediately due and payable and terminate all commitments to extend further credit to Kenon. If IC accelerates the repayment of Kenon’s obligations (including any acceleration resulting if Kenon fails to make payments under its back-to-back guarantees to Chery), Kenon may not have sufficient liquidity to repay such obligations. For further information on the risks related to Kenon’s back-to-back guarantee obligations in respect of Qoros’ indebtedness, see “—Risks Related to Our Interest In Qoros—Kenon has “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a substantial portion of its interests in Qoros to secure Qoros’ bank debt.” In such circumstances, Kenon would need to raise external financing to repay this facility to avoid losing the shares in IC Power that it has pledged.

Kenon may also need to raise debt financing or issue equity, and such issuance could result in a full, or partial, dilution of your direct equity interest in Kenon or indirect equity interest in Kenon’s businesses. The IC Credit Facility also contains covenants that restrict our ability to make distributions and incur additional indebtedness. For example, prior to a listing of IC Power’s equity, the IC Credit Facility prohibits Kenon from distributing dividends to its shareholders, unless such dividends consist of all, or a portion of, Kenon’s equity interests in ZIM. Additionally, there are further restrictions on dividends following an initial public offering or listing of IC Power. If, at any time after a listing of IC Power’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power, or (iv) sell all of IC Power’s assets, the IC Credit Facility will require the value of Kenon’s remaining interest in IC Power to be, at any given time, equal to at least two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the credit facility plus the outstanding principal amount of any additional debt owed by Kenon to third parties minus Kenon’s cash on hand), in each case plus interest and fees. Kenon’s compliance with such terms may limit its operating and financial flexibility, which may affect Kenon’s ability to execute its strategy and thereby have a material adverse effect on Kenon’s business, financial condition, results of operations or liquidity. For further information on the terms of the loan from IC to Kenon, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—IC Credit Facility.”

As of December 31, 2016, Kenon had approximately $102 million in cash on an unconsolidated basis  (of which approximately $57 million was used in March 2017 to fund shareholder loans to Qoros). Kenon has also fully drawn the IC Credit Facility. Kenon is dependent on its businesses for cash flows from operations and to meet its obligations under the IC Credit Facility and its other obligations, including its obligations under our back-to-back guarantees to Chery with respect to Qoros’ bank debt. For further information on the risks related to Kenon’s dependence on its businesses for its liquidity, see “—We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses may seek to access capital lending markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures and for general corporate purposes. The ability of Kenon’s businesses to access capital lending markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. Capital markets have demonstrated significant volatility in recent years. These disruptions impacted other areas of the economy and led to a slowdown in general economic activity. Similar disruptions in the credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing.

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

We are dependent upon access to the capital markets to execute our strategy.

Our strategy may include sales or distributions of our interests in our businesses. Our ability to distribute or monetize our businesses is heavily dependent upon the public equity markets including our ability to complete an initial public offering or listing of one or more of our businesses. For example, in January 2017, IC Power commenced a roadshow for an initial public offering of IC Power's ordinary shares; however, in light of market conditions, IC Power withdrew its IPO, as the IPO was not deemed to be in the best interests of IC Power and Kenon at such time.

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

As of December 31, 2016, Kenon had approximately $102 million in cash on an unconsolidated basis (of which approximately $57 million was used in March 2017 to fund shareholder loans to Qoros), and had fully drawn the IC Credit Facility. We will depend on funds from our subsidiaries or associated companies (or from sales of interests in subsidiaries and associated companies) to repay the IC Credit Facility as well as any interest and fees outstanding on the loan, and, for so long as the loan remains outstanding, to make payments of interest on the loan and to make any payments we may be required to make under the back-to-back guarantees we have given to Chery in respect of Qoros’ bank debt.

In addition, as of the date of this annual report, Kenon has outstanding back-to-back guarantee obligations to Chery of up to RMB425 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. For further information on, and an overview of, the guarantees provided by Kenon in respect of Qoros’ debt, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.”

Kenon may not have sufficient liquidity to satisfy payment obligations under the IC Credit Facility or its back-to-back guarantees if it is required to make payments on such guarantees. To make such payments, Kenon would need to obtain such funds from its businesses, which may include IC Power (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing). In the event that funds from its businesses or external financing are not available to meet such obligations on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited in light of the various pledges over the shares and assets within its most valuable asset, IC Power. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet Kenon’s obligations.

Kenon has provided loans and guarantees in the past to support our businesses, such as Qoros, and may provide additional loans to or make investments in or provide guarantees in support of its businesses. Kenon’s liquidity requirements will increase to the extent it makes further loans or grants additional guarantees to support its businesses.

In addition, as Kenon’s businesses are legally distinct from it and will generally be required to service their debt obligations before making distributions to Kenon, Kenon’s ability to access such cash flow from its businesses may be limited in some circumstances and it may not have the ability to cause our entities to make distributions to Kenon, even if they are able to do so. Additionally, the terms of existing and future joint venture, financing, or cooperative operational agreements and/or the laws and jurisdictions under which each of Kenon’s businesses are organized may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to Kenon. In the case of IC Power, which is a holding company of numerous businesses, its ability to make payments to Kenon may be further limited if its businesses are unable to make payments to it.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which the company is incorporated, there may be numerous and significant tax or other legal restrictions on the ability of Kenon’s businesses, including, for example, IC Power’s businesses and their ability to remit funds to IC Power or to us, or to remit such funds without incurring significant tax liabilities or incurring a ratings downgrade.

We do not have the right to manage, and in some cases do not control, several of our businesses, and therefore we may not be able to realize some or all of the benefits that we expect to realize from our businesses.

As we do not own a majority interest in Qoros, one of our primary assets, or ZIM, we are subject to the operating and financial risks of these businesses, the risk that these businesses may make business, operational or financial decisions that we do not agree with, and the risk that we may have objectives that differ from those of the applicable business itself or its other shareholders. Our ability to control the development and operation of these investments may be limited, and we may not be able to realize some or all of the benefits that we expect to realize from these investments. For example, we may not be able to cause these businesses to make distributions to us in the amount or at the time that we need or want such distributions.

Furthermore, the loans that Ansonia made to our subsidiary Quantum (which were used by Quantum to make back-to-back loans to Qoros) may be converted into equity of Quantum at a discount to the implied value of Qoros based upon the receipt of third-party financing. Accordingly, upon such conversion, Kenon’s indirect interest in Qoros will be diluted, which will result in economic dilution and Kenon having less control over Qoros’ business. In connection with the loan agreement, Ansonia also has certain consent rights with respect to actions that we take in respect of our interest in Qoros. For further information on Ansonia’s agreement to invest in Qoros, see “Item 5. Operating and Financial Review and Prospects—Qoros—Material Indebtedness—Shareholder Loans.”

In April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest in Qoros in connection with the establishment of an NEV and conventional vehicle manufacturing base. Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. Such further investment, if provided, is expected to dilute Quantum's and Chery's interests in Qoros. In addition, Yibin may obtain significant control rights with respect to Qoros. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.”

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

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2016, IC Power had $3.1 billion of outstanding indebtedness, Qoros had outstanding indebtedness of RMB5.5 billion (excluding shareholder loans), and ZIM had outstanding indebtedness of approximately $1.5 billion.

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

Our businesses will generally have to service their debt obligations before making distributions to us or to any other shareholder. In addition, many of the financing agreements relating to the debt facilities of our operating companies contain covenants and limitations, including the following:

•	limits on the ratio of debt to EBITDA;

•	minimum required ratios of EBITDA to interest expense;

•	minimum equity;

•	limits on the incurrence of liens or the pledging of certain assets;

•	limits on the incurrence of subsidiary debt;

•	limits on the ability to enter into transactions with affiliates, including us;

•	minimum liquidity and fixed charge cover ratios;

•	limits on the ability to pay dividends to shareholders, including us;

•	limits on our ability to sell assets, including interests in subsidiaries and associated companies; and

•	other non-financial covenants and limitations and various reporting obligations.

If any of our businesses are unable to repay or refinance their indebtedness as it becomes due, or if they are unable to comply with their covenants, we may decide to sell assets or to take other actions, including (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on their indebtedness. As a result, the ability of our businesses to withstand competitive pressures and to react to changes in the various industries in which we operate could be impaired. A breach of any of our businesses’ debt instruments and/or covenants could result in a default under the relevant debt instrument(s). Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, the relevant business may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of that business for us. Furthermore, the acceleration of any obligation under a particular debt instrument may permit the holders of other material debt to accelerate their obligations pursuant to “cross default” provisions, which could have a material adverse effect on our business, financial condition and liquidity.

As a result, our businesses’ degree of leverage could have a material adverse effect on our business, financial condition, results of operations or liquidity.

In addition, we have guarantee obligations with respect to certain Qoros debt and have pledged a substantial portion of our interest in Qoros to support certain Qoros debt, as well as Chery’s guarantees of Qoros’ debt. See “—Risks Related to Our Interest In Qoros—Kenon has “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a substantial portion of its interests in Qoros to secure Qoros’ bank debt.”

Our success will be dependent upon the efforts of our directors and executive officers.

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

As of the date of this annual report, we have outstanding back-to-back guarantees to Chery of up to RMB425 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. In addition, from time to time, we have held, and may hold, a portion of our available cash in RMB, which may expose us to RMB exchange rate fluctuations.

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

The business and operating results of each of our businesses have been, and will continue to be, affected by worldwide economic conditions, particularly conditions in the energy generation, passenger vehicle, and shipping industries our businesses operate in. The operating results and profitability of our businesses may be adversely affected by slower global economic growth, credit market crises, lower levels of consumer and business confidence, downward pressure on prices, high unemployment levels, reduced levels of capital expenditures, fluctuating commodity prices (particularly prices for electricity, natural gas, heavy fuel oil, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, uncertainties with respect to the stability of the emerging markets, austerity measures by governments, increased trade protectionism and other challenges affecting the global economy. Volatility in global financial markets and in prices for oil and other commodities could result in a continuation or worsening of these conditions. As a result of these conditions, some of the government and non-government customers of our businesses have experienced, and may experience, deterioration of their businesses, cash flow shortages, and/or difficulty in obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase the products and/or services of our businesses, including long-term purchases of energy capacity (in the case of IC Power) or purchases of shipping capacity (in the case of ZIM), or may not be able to fulfill their obligations to us in a timely fashion. Furthermore, the vendors, suppliers and/or partners of each of our businesses may be experiencing similar conditions, which may impact their ability to fulfill their obligations. In addition, volatility in global fuel prices can affect margins at IC Power. For further information, see “—Risks Related to IC Power’s Generation Business—The profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory costs and EA tariffs.”

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. For example, economic downturns or political dynamics may impact the availability of financial incentives provided by the Chinese government for Chinese automobile purchases. Slower growth or deterioration in the global economy (as a result of recent volatility in global markets and commodity prices, or otherwise) could have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas, HFO, and diesel for IC Power and bunker and containers for ZIM), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited- or sole-source suppliers.

For example, Kallpa, the largest IC Power operating company, is party to a natural gas exclusive supply agreement with a consortium of suppliers, pursuant to which such consortium supplies Kallpa with all of its natural gas requirements based upon a base price, in U.S. Dollars, set on the date of the agreement and indexed on two producer price indices pursuant to the terms of the agreement. Additionally, Kallpa is party to a natural gas exclusive transportation agreement with a gas transporter. OPC-Rotem is party to a natural gas exclusive supply agreement with a consortium of suppliers who, in accordance with a resolution passed by the Israeli Natural Gas Council, may be required to allocate gas otherwise designated for OPC-Rotem to other consumers in the event of a capacity shortage. For further information on the terms and nature of IC Power’s relationships with certain of its raw material suppliers, see “—Risks Related to IC Power—Risks Related to IC Power’s Generation Business—Supplier concentration may expose IC Power to significant financial credit or performance risk, particularly with respect to those agreements which may expire during the life of its power plants” and “Item 4.B Business Overview — Our Businesses—IC Power—IC Power’s Description of Operations—IC Power’s Raw Materials and Suppliers.”

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

As of December 31, 2016, we, and our consolidated businesses, employed, directly and indirectly, approximately 2,100 employees. Qoros and ZIM employed approximately 1,900 and 3,700 employees, respectively, as of December 31, 2016. Our businesses could experience strikes, industrial unrest, or work stoppages.

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

Some of our businesses are incorporated, and certain of the operations of our businesses are located, in Israel. Therefore, the existing security, economic and geopolitical conditions in Israel and the Middle East could affect our existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into transactions or business relationships with Israeli companies, particularly our businesses that are based in or have facilities which are located in Israel. For example, numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. For example, ZIM’s status as an Israeli company has limited, and may continue to limit, ZIM’s ability to call on certain ports and has therefore impacted, and may continue to impact, ZIM’s ability to enter into alliances and operational partnerships with other shipping companies. Additionally, Israel has been and is subject to terrorist activity, with varying levels of severity. Parties with whom we or our businesses do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. Developments in the political and security situation in Israel may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Although the number of businesses limiting their ties to Israel is decreasing, any deterioration in the security or geopolitical conditions in Israel and/or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.

Israel’s geopolitical situation has led to security issues and, as a result, our Israel-based operations or associated companies, including ICPI, its subsidiaries OPC-Rotem and OPC-Hadera, and ZIM may be exposed to hostile activities (including harm to computer systems or, with respect to IC Power’s operations or development projects, attacks on critical infrastructure, such as gas transmission systems or pipelines), security restrictions connected with Israeli bodies/organizations overseas, possible isolations by various bodies for numerous political reasons, and other limitations (such as a prohibition against entering into specific ports). Certain of OPC-Rotem’s, OPC-Hadera’s or ZIM’s employees in Israel are also subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon the operations of the relevant business. Generally, unless exempt, male adult citizens of Israel under the age of 41 are obligated to perform up to 36 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Furthermore, while OPC-Rotem is classified as an “essential facility” by the State of Israel, and therefore, certain of its key employees are exempt from military service in times of emergency, OPC-Rotem’s employees may be subject to being called upon to perform military service should OPC-Rotem lose this classification. Additionally, ZIM’s owned and chartered vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of or bring essential supplies and services to the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency.

Any of the aforementioned events and conditions could disrupt IC Power’s or ZIM’s operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations or liquidity.

We, and each of our businesses, face cyber-security risks.

Our business operations, and the operations of our various operating companies, rely upon secure information technology systems for data processing, storage and reporting. As a result, we, and our businesses, maintain information security policies and procedures for managing such information technology systems. However, such security measures may be ineffective and our information technology systems, or those of our businesses, may be subject to cyber-attacks, including malicious software, network, system, application and data breaches and such cyber-security breaches may result in operational disruptions or information misappropriation.

Furthermore, ZIM and IC Power’s subsidiaries OPC-Rotem and OPC-Hadera may be at greater risk for cyber-attacks due to their status as Israeli corporations, as a number of Israeli corporations have been the subject of recent cybersecurity attacks. For example, in January 2016, Israel’s Electricity Authority, or the EA, was the subject of one of the largest cyber-attacks in Israeli history and had to shut down several of its systems in order to address the cyber-attack. Should Kenon or any of its operating businesses experience a cyber-attack, this could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operation. For further information on the risks related to IC Power’s information technology systems, see “—The interruption or failure of IC Power’s information technology, communication and processing systems or external attacks and invasions of these systems could have an adverse effect on IC Power.”

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

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. We operate, through our businesses, in many parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our global operations necessitate the importation and exportation of goods and technology across international borders on a regular basis. From time to time, we, or our businesses, obtain or receive information alleging improper activity in connection with such imports or exports. Our policy mandates strict compliance with applicable trade laws. Nonetheless, our policies and procedures may not always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject us to civil or criminal penalties, including material monetary fines, denial of import or export privileges, or other adverse actions. The occurrence of any of the aforementioned factors could have a material adverse effect on our business, financial condition, results of operations or liquidity.

In addition, our subsidiary IC Power has made acquisitions in recent years, including the acquisition of Energuate, a Guatemalan electricity distribution company, in January 2016. We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, our post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

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

IC Power has operating assets in 11 countries, including emerging markets, as well as development projects in these or other countries. As a result, IC Power’s results of operations are dependent upon the economic, social and political conditions in each of the countries in which it operates, and IC Power is exposed to a variety of risks, including risks related to:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	difficulty in obtaining authorizations, permits and licenses required for the operation of its assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	trade protection measures, import or export restrictions, licensing requirements and environmental, local fire and security codes and standards;

•	increased costs and risks of developing, staffing and simultaneously managing a number of foreign operations as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	potentially adverse tax developments or interpretations;

•	changes in political, social and/or economic conditions;

•	the threat of nationalization and expropriation;

•	the presence of corruption in certain countries;

•	fluctuations in the availability of funding;

•	a potential deterioration in IC Power’s relationships with the different stakeholders in the communities surrounding its facilities;

•	terrorist or other hostile activities; and

•	changes in the regulatory and environmental legal framework, including the costs of complying with environmental and energy regulations.

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

IC Power has operations in a number of emerging markets, including Peru, Guatemala, Chile and Colombia. Investing in the securities of a company with operations in emerging markets generally involves a higher degree of risk than investing in the securities of a company with operations in a more developed market. For example, IC Power is subject to increased political, social and economic instability, which may affect the economic results of the emerging markets in which it operates and which stems from many factors, including:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls and increased employment-related regulations;

•	regulations on imports of equipment and other necessities (goods and services) relevant to operations;

•	changes in governmental, economic or tax policies;

•	social and political tensions, and

•	any of which could have a material adverse effect on its financial condition, results of operations or liquidity.

IC Power is a holding company and is dependent upon cash flows from its subsidiaries to meet its existing and future obligations.

IC Power is a holding company of various operating companies, and as a result, does not conduct independent operations or possess significant assets other than investments in its businesses. Therefore, IC Power depends upon the receipt of sufficient funds from its businesses (via dividends or loans) to meet its obligations, including to contribute committed capital to its businesses, repay any amounts it may borrow in the future, and to pay dividends or other distributions to IC Power’s shareholders. However, as IC Power’s corporate structure includes several intermediate holding companies which, along with its operating subsidiaries and investees, are legally distinct from IC Power and will generally be required to service their debt obligations before making distributions to IC Power, IC Power’s ability to access such cash flow from its subsidiaries and investees may be limited in some circumstances and it may not have the ability to cause entities in which it owns an interest to make distributions to it, even if they are able to do so. Additionally, the terms of existing and future joint ventures, financings, or cooperative operational agreements, ratings considerations, and/or the laws and jurisdictions under which each of IC Power’s subsidiaries and investees is incorporated may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to IC Power. In the case of ICP and Inkia, subsidiaries and investees with investments in numerous subsidiaries and investees, their ability to make payments to IC Power may be further limited if their subsidiaries and investees are unable to make payments to them.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which the company is incorporated or where the company is a tax resident, there may be numerous and significant tax or other legal restrictions on the ability of IC Power’s subsidiaries and investees to remit funds to it, or to remit such funds without IC Power’s, or its subsidiaries and investees, incurring significant tax liabilities.

IC Power is significantly leveraged.

As of December 31, 2016, IC Power had $3.1 billion of outstanding indebtedness on a consolidated basis, respectively, excluding IC Power’s $145 million note payable to Kenon. Some of IC Power’s debt agreements include financial covenants, affirmative and negative covenants, and/or events of default or mandatory prepayments for contractual breaches, change of control events, and/or material mergers and divestments, among other provisions.

IC Power uses a substantial portion of its cash flow from operations or investing activities to make debt service payments, reducing IC Power’s ability to use cash flow to fund its operations, capital expenditures or future business opportunities. Many of IC Power’s debt agreements provide for the repayment of the entire principal amount of the loan at final maturity, which repayments may require IC Power to devote substantial portions of its cash flow for such payments. For further information on the final maturity and amortization of certain of IC Power’s debt agreements, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness.” In addition, a number of IC Power’s credit facilities are secured. The pledge of a significant percentage of IC Power’s assets to secure its debt has reduced the amount of collateral that is available for future secured debt or credit support as well as its flexibility in dealing with these secured assets. This level of indebtedness and related security, as well as the terms governing such indebtedness, could have other important consequences for IC Power, including:

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

IC Power also provides performance, and other, guarantees, from time to time, in support of the financing and development of certain of its subsidiaries, including in connection with project bids and tenders. As of December 31, 2016, IC Power had provided performance, or other, guarantees in an aggregate amount of $124 million.

IC Power may be unable to refinance its existing indebtedness or raise additional indebtedness on favorable terms, or at all.

IC Power may need to refinance all, or a portion of, its indebtedness on or before the respective maturity dates. For example, IC Power's $120 million ICPDH Credit Agreement and $100 million Overseas Facility mature in June 2017 and November 2017, respectively. IC Power’s ability to refinance its indebtedness, obtain additional financing or comply with its existing lenders’ requirements will depend on, among other things:

•	IC Power’s financial condition, or the financial condition of its relevant subsidiaries, at the time of the proposed refinancing;

•	the amount of financing outstanding and lender requirements outstanding at the time of the proposed refinancing;

•	restrictions in any of IC Power’s credit agreements, indentures, or other outstanding indebtedness; and

•	other factors, including the condition of the financial markets.

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

As IC Power continues to draw down on its credit facilities with third parties and raise additional third party financing to fund its capital expenditures, it may experience an increase in interest costs. Many of the debt agreements of IC Power’s operating companies have floating interest rates (e.g., many of the debt instruments are tied to London Interbank Offered Rate, or LIBOR) and a continued increase in interest rates could increase the cost of the capital required to continue to fund IC Power’s development and expansion efforts. In particular, some of this indebtedness is in the form of CPI-linked NIS-denominated bonds. IC Power, or its businesses, may incur further indebtedness in the future that also bears interest at a variable rate or at a rate that is linked to fluctuations in a currency other than the U.S. Dollar. In addition, to the extent IC Power refinances any of its existing indebtedness, it may only be able to refinance such indebtedness at a less favorable interest rate.

Although IC Power’s businesses attempt to manage their interest rate risk by entering into interest rate swaps, there can be no assurance that they will hedge such exposure, in full, effectively or at all in the future. Accordingly, increases in interest rates or changes in the CPI could have a material adverse effect on IC Power’s or any of its businesses’ business, financial condition, results of operations or liquidity.

IC Power faces risks in connection with its expansion, development and acquisition strategy.

IC Power’s growth strategy contemplates (1) the expansion, construction or development of power generation facilities and (2) the acquisition, expansion and development of generation and distribution companies in key growth markets. The ability to pursue such growth opportunities successfully will depend upon IC Power’s ability to identify projects and properties suitable for expansion, construction or acquisitions, and negotiate purchase or engineering, procurement and construction agreements on commercially reasonable terms. Due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and a scarcity of sites in which new plants may be located, the development of new assets in the countries in which IC Power operates and in the countries in which IC Power may operate in the future, are subject to increased developmental competition and involve higher development costs than in the past, which could have an adverse impact on its strategy and business. In addition, IC Power applies a disciplined approach to evaluating potential development projects and is willing to lose competitive bids if the expected returns on a project do not provide the appropriate risk-adjusted return, which may affect IC Power's ability to win bids and further impede IC Power's expansion strategy.

Additionally, IC Power relies significantly on its ability to successfully access the capital markets as a source of liquidity and such reliance may be increased to the extent that IC Power utilizes cash from its operations to distribute funds to its shareholders or repay loans. IC Power’s ability to arrange financing with no or limited recourse to IC Power, and the costs of such capital, are dependent upon numerous factors, some of which are beyond its control. Commercial lending institutions sometimes refuse to provide financing in certain less developed economies, and in these situations IC Power may seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, the lending institutions may also require sponsor guarantees for completion risks and governmental guarantees of certain business and sovereign related risks. However, the financing from international financial agencies or governmental guarantees required to complete projects may not be available when needed. If so, IC Power may have to abandon potential projects or invest more of its own funds, which may not be in line with its investment objectives and would leave less funds for other investments and projects.

An inability to identify and source appropriate projects and acquisitions, negotiate the agreements relating to such projects and acquisitions, or secure the necessary funding, could have an adverse impact on IC Power’s strategy and, as a result, could have a material adverse effect on its business.

Acquisitions may not perform as expected.

In recent years, IC Power has completed several acquisitions and plans to continue to develop its portfolio through acquisitions in certain attractive markets, including those in which IC Power does not currently operate. For example, in January 2016, IC Power completed its acquisition of its distribution business in Guatemala.

Acquisitions require IC Power to spend significant sums on legal, financial advisory and other expenses and consume a portion of its management’s focus. Acquisitions may increase IC Power’s leverage or reduce its profitability. Future acquisitions may be large and complex, and IC Power may not be able to complete them successfully or, if completed, such acquisitions may not be completed at the cost or in the time-frame in which they were initially expected.

Although acquired businesses may have significant operating histories at the time IC Power acquires them, IC Power will have no history of owning and operating these businesses and, potentially, limited or no experience operating in these particular lines of business, or operating businesses in the countries in which these acquired businesses are located. For example, prior to IC Power’s acquisition of Energuate, it had not previously operated or owned companies within the distribution sector. Future growth in revenues, earnings and cash flow will be partly dependent on its ability to successfully operate within this industry.

With respect to any acquisitions of IC Power has made, or may consummate in the future:

•	acquired businesses may not perform as expected;

•	IC Power may incur unforeseen obligations or liabilities, which may entail significant expense;

•	the fuel supply needed to operate an acquired generation business at full capacity may not be available;

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

•
IC Power may not be able to expand as planned, manage the acquired company’s activities and achieve the economies of scale and any expected efficiency or other gains IC Power had planned, which often drive such acquisition decisions.

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

Additionally, certain of IC Power’s facilities are also exposed to additional climate change risk and to the specific natural phenomena occurring in their respective countries of operation, including earthquakes (due to heightened seismic activity), hurricanes and flooding, landslides, volcanic eruptions, fire, and other natural disasters. For example, in April 2017, Kanan experienced a fire, and as a result of the fire, both its 55 MW and 37 MW barges were placed off-line. For further information on the incident, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—IC Power—Fire at Kanan Plant.”

Furthermore, the production of wind energy depends heavily on suitable wind conditions, which are variable and difficult to predict. Operating results for such plants vary significantly from period to period depending on the wind resource during the periods in question. For example, IC Power’s Amayo I and Amayo II wind farms generated less energy in 2016 than 2015 due to lower wind levels. Therefore, the electricity generated by IC Power’s wind energy plants may not meet its anticipated production levels or the rated capacity of the turbines located there, which could adversely affect its business.

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

IC Power’s generation companies purchase and sell electricity in the wholesale spot markets. During the years ended December 31, 2016, 2015 and 2014, IC Power’s generation companies purchased 16%, 17% and 18% of the electricity that they sold (in GWh) from the spot market, respectively. As a result, IC Power is exposed to spot market prices, which tend to fluctuate substantially. In addition, to the extent that any of IC Power's PPAs expire, but are not renewed or replaced, IC Power's generation companies may be required to make a significant percentage of their sales on the spot market.

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

Some of the countries in which IC Power operates, or may operate in the future, have experienced terrorist activity and social unrest in the past. For example, Peru, the country in which IC Power has its largest operations, experienced terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In addition, Energuate has experienced violent protests and other hostile activity within its service area from organizations in Guatemala. Any terrorist activities or other hostile actions in Peru, Guatemala or other countries in which IC Power operates could have a material adverse effect on IC Power’s business, financial condition and results of operation.

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

Israel’s geopolitical situation has led to security issues and, as a result, IC Power’s Israel-based subsidiary OPC-Rotem, as well as any additional entities IC Power may develop or acquire in Israel, including OPC-Hadera, may be exposed to hostile activities (including harm to computer systems or, with respect to its operations, missile attacks on its facilities or attacks on critical infrastructure, such as gas transmission systems or pipelines), security restrictions connected with Israeli bodies/organizations overseas, possible isolations by various bodies for numerous political reasons, and other limitations. Any of the aforementioned events and conditions could disrupt IC Power’s and OPC-Rotem’s operations, which could, in turn, have a material adverse effect on its business, financial condition, results of operations or liquidity. Additionally, should OPC-Rotem lose its classification as an “essential facility” by the State of Israel, which classification exempts OPC-Rotem’s key employees from military service in times of emergency, OPC-Rotem’s employees may be subject to being called upon to perform military service in Israel.

Inflation in any of the countries in which IC Power currently operates, or will, operate could adversely affect IC Power.

If any of the countries in which IC Power currently operates, or in which IC Power may operate in the future, experiences substantial inflation, the costs of its operations could increase and its operating margins could decrease, which could materially and adversely affect its results of operations. A number of the countries in which IC Power operates have experienced significant inflation in prior years. Inflationary pressures may also impact IC Power’s margins to the extent that cost increases driven by inflation are not accompanied by corresponding increases in the price of electricity or capacity sold, or limit its ability to trigger the minimum thresholds set forth in the price adjustment mechanisms in IC Power’s PPAs or long-term supply agreements or access foreign financial markets, and may also prompt government intervention in the economy of the affected country, including the introduction of government policies that may adversely affect the overall performance of such economy. Any of the foregoing could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power has granted rights to the minority shareholders of certain of its subsidiaries.

Although IC Power owns a majority of the voting equity in most of its businesses, IC Power has entered into, and may, and in some instances, will be required to, continue to enter into, shareholders’ agreements granting minority rights to the minority shareholders of certain of those entities. For example, IC Power has entered into shareholders’ agreements with, among others, Energía del Pacífico S.A., or Energía del Pacífico, a member of the Quimpac group and the minority shareholder of Kallpa, CDA and Samay I, as well as with Veolia Energy Israel Ltd., or Veolia, the minority shareholder of OPC-Rotem, and Centrans Energy Services Inc., the minority shareholder of IC Power’s Nicaraguan assets. Among other things, IC Power’s shareholders’ agreements generally grant the applicable minority shareholder veto rights over significant acquisitions and dispositions as well as the incurrence of significant debt. Therefore, IC Power’s ability to develop and operate any of its businesses governed by a shareholders’ agreement may be limited if IC Power is unable to obtain the approval of a minority shareholder for certain corporate actions IC Power deems to be in the best interest of the relevant business. In addition, such shareholders’ agreements may limit IC Power’s ability to dispose of its interests in any of these businesses. IC Power’s operation of its subsidiaries may also subject IC Power to litigation proceedings initiated by the minority shareholders of its subsidiaries.

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

Additionally, IC Power may face exit barriers, including high exit costs or objections from various stakeholders, in connection with dispositions of certain of its operating companies or their assets. For example, pursuant to Israel’s Electricity Sector Law 5756-1996, or Electricity Sector Law, the transfer of control over an entity that holds a generation license in Israel must be approved by the Electricity Authority, or the EA. Additionally, pursuant to OPC-Rotem’s PPA with IEC and OPC-Rotem’s syndicated credit agreement, both IEC and OPC-Rotem’s lenders must consent to IC Power’s transfer of control of OPC-Rotem to a third-party. Such restrictions, as well as similar restrictions contained in other shareholders’ agreements or financing agreements in respect of IC Power’s other operating companies may prohibit IC Power from disposing of its interests in its businesses, and such prohibitions may have a material adverse effect on its development and growth strategy. Furthermore, IC Power may face opposition from local governments in connection with any decision to sell and/or export any of the power generation barges that IC Power has installed or may install from one country to another country.

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

In addition, IC Power’s operating companies could experience strikes, industrial unrest or work stoppages. A significant percentage of IC Power’s employees in Guatemala, Bolivia, Israel and Jamaica are members of unions, and, as of December 31, 2016, approximately 31% of all of its employees were unionized. For further information on IC Power’s unionized employees, see “Item 4.B Business Overview—Our Businesses—IC Power—Employees.”

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

IC Power depends on information technology, communication and processing systems to operate its businesses. Such systems are vital to each of IC Power’s operating companies’ ability to monitor their power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet service targets and standards. Damage to its networks and backup mechanisms may result in service delays or interruptions and limit IC Power’s ability to provide customers with reliable service over its networks. Some of the risks to IC Power’s networks and infrastructure include:

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

Furthermore, OPC-Rotem and OPC-Hadera may be at greater risk for cyber-attacks due to their status as Israeli corporations, as a number of Israeli corporations have been the subject of recent cybersecurity attacks. For example, in January 2016, the EA was the subject of one of the largest cyber-attacks in Israeli history and had to shut down several of its systems in order to address the cyber-attack. Should the EA, IEC, OPC-Rotem or OPC-Hadera experience a cyber-attack, this could have a material adverse effect on IC Power’s business, financial condition or results of operations.

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

For example, in July 2016, the Guatemalan Tax Administrator (Superintendencia de Administración Tributaria), or the SAT, issued a claim against DEORSA and DEOCSA for back taxes for the years 2011 and 2012, alleging that these companies improperly deducted interest and amortization of goodwill relating to the acquisition of these companies in 2011 by their prior owner. DEORSA and DEOCSA paid $43 million for alleged back taxes, interest and fines for 2011 and 2012 in 2016. In light of the SAT’s actions, and in order to avoid the initiation of complaints by the SAT concerning tax for the years 2013, 2014 and 2015 and any resulting fines and interest, upon instruction of the SAT, DEORSA and DEOCSA revised their tax returns for these years and paid $32 million in August 2016, respectively, corresponding to alleged back taxes and interest for those years. The total payments described above (covering 2011 through 2015) are in the amount of $74 million, representing the total amount demanded by the SAT, as well as DEORSA and DEOCSA’s payments to the SAT with respect to the 2013, 2014 and 2015 tax years as described above. In addition, during 2016, DEORSA and DEOCSA made $5 million of advance income tax payments for taxes relating to 2016.

DEORSA and DEOCSA are disputing the SAT’s claims and have made all payments subject to a broad reservation of rights, including but not limited to seeking restitution of such payments. However, DEORSA and DEOCSA may be unsuccessful in their attempts to seek restitution for these payments. In addition, IC Power has recognized these payments as a non-current tax asset in its financial statements (recorded on its balance sheet as an income tax receivable). Furthermore, although DEORSA and DEOCSA are pursuing legal remedies through the Guatemalan legal system to determine their ability to deduct interest and amortization relating to the 2011 acquisition, DEORSA and DEOCSA may not be able to deduct such historical amounts or take similar deductions in the future. In light of the court orders referred to above, at this time, DEORSA and DEOCSA are not currently deducting interest and amortization relating to the 2011 acquisition for income tax purposes. However, income tax payments made in relation to such items are being recorded as non-current tax receivables. In addition, the management of IC Power and Energuate have expended, and will continue to expend, expenses and time to pursue the remedies in connection with these claims. For further information on these claims, see “Item 4.B Business Overview—Our Businesses—IC Power—Legal Proceedings—Energuate Tax Claims.”

Furthermore, since 2010, the Peruvian Tax Authority (Superintendencia Nacional de Administración Tributaria), known as SUNAT for its abbreviation in Spanish, has issued tax assessments to Kallpa and its lenders (as lessors under the Kallpa leases) for payment of import taxes allegedly owed by Kallpa and its lenders in connection with the engineering services of the EPC contractors for Kallpa I, II, III and IV. As of December 31, 2016, the total tax exposure related to claims by SUNAT against Kallpa and its lenders in connection with the importation of equipment related to the Kallpa projects, equaled S/79 million (approximately $24 million), including interest and fines. For further information on these proceedings, see “Item 4.B Business Overview—Our Businesses —IC Power—Legal Proceedings—Kallpa—Import Tax Assessments.”

In addition, in connection with the indexation of their natural gas price formula for OPC-Rotem’s gas supply agreement with the Tamar Group, OPC-Rotem and the Tamar Group disagreed as to which of the PUAE’s July 2013 tariffs applied to OPC-Rotem’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. In February 2017, OPC-Rotem received a letter from the Tamar Group with respect to the dispute. The Tamar Group requested payment by OPC-Rotem of approximately $25 million (including accrued interest) in connection with the dispute, and has requested that such amount be deposited in escrow pursuant to the gas supply agreement. OPC-Rotem and the Tamar Group remain in discussions with respect to this disagreement, and, to the extent that this leads to an arbitration, OPC-Rotem will be required to deposit funds into an escrow account during the pendency of the arbitration. For further information on this claim, see “Item 4.B Business Overview—Our Businesses—IC Power—Legal Proceedings—Dispute with Tamar Group.”

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

IC Power maintains insurance policies intended to mitigate its losses due to customary risks. These policies cover IC Power’s assets against loss for physical damage, loss of revenue and also third-party liability. However, IC Power cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of its insurance coverage. In addition, IC Power may be required to pay insurance deductibles, which are not recoverable, in order to utilize IC Power’s insurance policies. IC Power maintains all-risk physical damage coverage for losses resulting from, but not limited to, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. IC Power’s level of insurance may not be sufficient to fully cover all losses that may arise in the course of its business or insurance covering its various risks may not continue to be available in the future. In addition, IC Power may not be able to obtain insurance on comparable terms in the future. IC Power may be materially and adversely affected if IC Power incurs losses that are not fully covered by its insurance policies and such losses could have a material adverse effect on its business, financial condition, results of operations or liquidity. For example, in July 2016, all four of Samay I’s units were declared unavailable to the system due to damage to the shafts in the three of the plant’s four units. By February 2017, all four of the units had been declared available to the system. The cost of the repairs was paid by the EPC contractor. To the extent IC Power is required to incur costs relating to the outage, including repair costs and loss of profits, IC Power intends to seek coverage from the EPC contractor and/or the insurance coverage (subject to deductibles). However, IC Power’s insurance coverage may not be sufficient to cover all of IC Power’s losses. For further information, see “Item 4.B Business Overview—Our Businesses—IC Power—IC Power’s Description of Operations—Generation Operations—Peru Segment—Samay I.” In addition, IC Power’s insurance may not cover the full costs associated with the fire at the Kanan plant, which took place in April 2017. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—IC Power—Fire at Kanan Plant.” For further information on IC Power’s insurance policies, see “Item 4.B Business Overview—Our Businesses—IC Power—Insurance.”

Future expansion into new markets or businesses involves significant costs and risks, and may be unsuccessful.

IC Power is constantly monitoring and assessing development and acquisition opportunities. In particular, IC Power may seek to diversify and expand its operations to certain countries in which IC Power does not currently have an operating presence, such as Argentina and Mexico, through greenfield development projects and acquisitions. Additionally, in January 2016, IC Power expanded its portfolio by entering into the electricity distribution business through acquisition of Energuate (comprised of two electricity distribution companies in Guatemala (DEORSA and DEOCSA)).

Prior to IC Power’s acquisition of Energuate, IC Power had not operated a distribution business, and IC Power does not have any experience operating in certain of the other countries in which it is considering expansion. In entering into new markets and operating in new businesses, IC Power could face managerial, commercial, technological and regulatory risks. The business strategies, managerial expertise and institutional knowledge that IC Power utilizes and has developed over time with regard to power generation in the countries in which it currently operates may not be applicable to the distribution business, or to the energy sectors of the countries in which IC Power is considering expansion.

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

• an inability to establish relationships with regulators, stakeholders and other market participants; and

• barriers to entry.

Furthermore, the acquisition of Energuate may not improve, and may even adversely affect, IC Power’s results of operations, and may expose IC Power to additional risks, liabilities and losses. Additionally, operating the recently acquired Energuate business will initially involve significant costs and absorb management time and resources and may otherwise distract management from other opportunities or problems in IC Power’s primary business of power generation and its primary markets, such as Peru and Israel. Similarly, if IC Power acquires companies or assets in new markets, IC Power cannot provide assurance that such expansion efforts will be successful, or that it will be able to successfully execute its business plan. If IC Power is unsuccessful in the attempt to expand into new businesses or markets, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

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

• subsidies and incentives;

• regulated rates and tariffs, including under PPAs where tariffs are based on regulated rates;

• labor or other laws;

•	the regulatory and environmental legal framework, including the costs of complying with environmental and energy regulations;

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

Uncertainty over whether governments will implement changes in policy or regulations affecting these or other factors in the future may also contribute to economic uncertainty and heightened volatility in the securities markets or local economies including, for example, increasing volatility in local exchange rates.

Existing or future legislation and regulation or future audits could require material expenditures by IC Power or otherwise have a material adverse effect on its operations. For example, Peruvian regulators have increased their reviews of permitting, licensing and concession applications and have recently imposed time limits on newly-granted licenses and concessions. Additionally, a regulation that provides that non-regulated customers shall be granted access to the spot market was published in July 2016. This regulation establishes that large non-regulated customers can access the spot market to cover up to 10% of their maximum demand registered in the last 12 months. However, this statute is not yet enforceable, as the complementary regulatory rules required for its implementation have not yet been approved. Therefore, it remains uncertain as to how such access will be implemented and the impact such access may have on power companies in Peru, including IC Power’s Peruvian assets. Such access could result in increased competition in the Peruvian generation sector and/or result in increased pressures to reduce contractual prices in Peru. Furthermore, the recent presidential and congressional elections in Peru may impact the development of certain industries, affect the interpretation of existing legislation, or result in the enactment of additional regulations, actions or agencies, which may result in changes in regulations in Peru that adversely affect IC Power’s business. Peruvian regulators may also enact processes to expand generation capacity in Peru in excess of the rate of demand growth, which expansion could therefore have a negative impact on spot and contractual prices in Peru, which in turn could reduce the margins of IC Power’s Peruvian assets. Moreover, Peruvian regulators may amend the rules that govern how natural gas prices in Peru are determined and such prices are used to determine the variable fuel cost of thermal generation units that burn such fuel. As a result, any such amendment may affect the order of dispatch of thermal generation units in the Peruvian system (such as Kallpa or Samay I), which may have a material adverse effect on IC Power’s margins or results of operations.

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

If IC Power fails to comply with existing regulations and legislation, or reinterpretations of existing regulations and new legislation or regulations, such as those relating to the reduction of anti-competitive conduct, air and water quality, ecological waterflow for hydroelectric plants, noise avoidance, electromagnetic radiation, fuel and other storage facilities, volatile materials, renewable portfolio standards, cybersecurity, emissions or air quality social responsibility, obligations or public consultations, performance standards, climate change, hazardous and solid waste transportation and disposal, protected species and other environmental matters, or changes in the nature of the energy regulatory process, this may have a significant adverse impact on IC Power’s financial results.

IC Power is also subject to regulatory risks as a result of acquisition of Energuate in January 2016. For further information on the regulatory risks related to Energuate, see “—Risks Related to IC Power’s Distribution Business—Energuate is subject to comprehensive regulation of its business, which may affect IC Power’s financial performance.”

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

The nature of IC Power’s operations means that legal and compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. No assurances can be made that IC Power will be found to be operating in compliance with, or be able to detect violations of, any existing or future laws or regulations. A failure to comply with or properly anticipate applicable laws or regulations could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

In the case of new project developments, environmental or other regulations may change during the course of IC Power’s development of such projects, potentially increasing the costs of such projects or making them inviable projects for completion.

Foreign exchange rate fluctuations and controls could have a material adverse effect on IC Power’s earnings and financial position.

Through IC Power’s businesses, IC Power has facilities and generates costs and revenues in a number of countries in Latin America, the Caribbean and Israel. Although IC Power’s costs and revenues are generally denominated in the U.S. Dollar, or are linked to the U.S. Dollar as a result of its PPAs or supply agreements, OPC-Rotem’s revenues, operating expenses, assets and liabilities are denominated in New Israeli Shekels. Therefore, significant fluctuations in the New Israeli Shekel against the U.S. Dollar could have a material adverse effect on IC Power’s margins, earnings and the strength of its balance sheet. In IC Power’s other countries of operation, which generally have a direct or indirect link to the U.S. Dollar, the effects of the indexation may materialize on a delayed basis or may require a minimum threshold to be triggered; inflationary pressures, which impact exchange rate fluctuations, may also impact its margins to the extent that cost increases driven by inflation are not accompanied by corresponding increases in the price of electricity or capacity sold. In addition, some costs, such as payroll and taxes, are normally denominated in local currency, and this denomination exposes IC Power to the foreign exchange fluctuations of the relevant local currency vis-a-vis the U.S. Dollar. Furthermore, Energuate operates primarily in Guatemalan Quetzales. Therefore, significant fluctuations in the Guatemalan Quetzal against the U.S. Dollar could have a material adverse effect on IC Power’s earnings and financial condition.

Additionally, IC Power’s businesses may pay distributions or make payments to IC Power in currencies other than the U.S. Dollar. Foreign exchange controls in countries in which IC Power’s businesses operate may further limit its ability to repatriate funds or otherwise convert local currencies into U.S. Dollars. Although exchange rates within Peru, for example, are determined by market conditions, with regular purchase and sale operations by the Peruvian Central Reserve Bank (Banco Central de Reserva del Perú) in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. Dollar, this has not always been the case. Should the relevant regulatory bodies in any of the countries in which IC Power operates institute protectionist and interventionist laws and policies or restrictive exchange rate policies in the future, such policies could have a material adverse effect on its operating companies or its financial condition, results of operations or liquidity.

Consequently, as with any international business, IC Power’s liquidity, earnings, expenses, asset book value, and/or amount of equity may be materially affected by short-term or long-term exchange rate movements or controls. Such movements may give rise to, among other risks, translation risk, which exists where the currency in which the results of a business are reported differs from the underlying currency in which the business’ operations are transacted, which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. For further information on the effect of the exchange rates on IC Power’s results of operations see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—Fluctuations in Oil Prices and Currency Exchange Rates.”

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

In Peru, for example, the National Institute for the Defense of Competition and Intellectual Property Protection (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual), or INDECOPI, the Peruvian antitrust regulator, reviews acquisition agreements that may result in vertical or horizontal market concentration in the electricity sector and, in connection with such review, may impose conditions upon the parties to such agreements, according to relevant legislation.

Similarly, in Israel, the Antitrust Authority is authorized to prevent market power accumulation through the regulation of mergers in Israel. Additionally, IC Power’s expansion activities in Israel may be limited by the Law for Promotion of Competition and Reduction of Concentration—2013, or the Concentration Law. Pursuant to such law, if IC Power, or a company controlled by it, intends to obtain or purchase a license for the production of electricity in the future for a power plant which exceeds 175 MW, such obtainment or purchase will be subject to the procedures set forth in the Concentration Law. In addition to the above limitation, under the Concentration Law, the EA (which in January 2016 replaced the PUAE) has the authority (following consultation with the Antitrust Authority) to determine competition guidelines and rules regarding the allocation of licenses for the production of electricity. Accordingly, in March 2015, the PUAE published its guidelines, which stipulate that: (1) the maximum capacity of electricity production facilities, using conventional and cogeneration technologies, held or controlled by one person, is capped at MW 1,600, and (2) a person may not hold or control a dominant market share in any particular production technology (e.g., conventional or cogeneration). According to the guidelines, holdings of 40% of the total installed capacity of any particular technology in Israel shall be deemed to raise anti-trust concerns. Entities deemed to be under common control with IC Power would be considered to have capacity of a single person. Therefore, the capacity of entities which may be considered to be under common control with IC Power may prevent IC Power from effecting certain acquisitions or otherwise increasing its operations in Israel.

IC Power could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. IC Power’s policies mandate compliance with these anti-bribery laws. IC Power operates, through its businesses, in countries that are recognized as having governmental and commercial corruption. Additionally, because many of IC Power’s customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. IC Power cannot assure you that its internal control policies and procedures will protect IC Power from reckless or criminal acts committed by IC Power’s employees, the employees of any of IC Power’s businesses, or third party intermediaries. In the event that IC Power believes or have reason to believe that IC Power’s employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, IC Power may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt IC Power’s business and have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

In addition, IC Power has made acquisitions in recent years, including the acquisition of Energuate, a Guatemalan electricity distribution company, in January 2016. IC Power faces risks with respect to compliance with the FCPA and similar anti-bribery laws through its acquisition of new companies and the due diligence it performs in connection with an acquisition may not be sufficient to enable it fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, IC Power’s post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

Risks Related to IC Power’s Generation Business

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

Furthermore, once IC Power decides to proceed with a project and, if applicable, enter into a turnkey agreement to commence the construction of a project, its development and construction still involve numerous additional risks, including:

•	unanticipated cost overruns;

•	claims from contractors;

•	an inability to obtain financing at affordable rates or at all;

•	delays in obtaining necessary permits and licenses, including environmental permits;

•	design, engineering, equipment manufacturing, environmental and geological problems and defects;

•	adverse changes in the political and regulatory environment in the country in which the project is located;

•	opposition by political, environmental and other local groups;

•	shortages or increases in the price of equipment, materials or labor;

•	work stoppages or other labor disputes;

•	adverse weather conditions, natural disasters, accidents or other unforeseen events; and

•	an inability to perform under PPAs as a result of any delays in the plants becoming operational or material defects to the plants after reaching COD.

Any of these risks could result in IC Power’s financial returns on its projects being lower than expected, or could cause IC Power to operate below expected capacity or availability levels. This, in turn, could result in IC Power’s experiencing lost revenues and/or increased expenses. Although IC Power maintains insurance to protect against some of these risks, its insurance coverage may not be sufficient and may not cover some of the costs incurred or profits lost as a result of these risks. As a result, projects may cost more than anticipated and IC Power may be unable to fund principal and interest payments underlying its construction financing obligations, if any. In addition, a default under such a financing obligation could result in IC Power losing its interest in a power generation facility.

IC Power’s generation companies may not be able to enter into, or renew existing, long-term contracts for the sale of energy and capacity, contracts which reduce volatility in IC Power’s results of operations.

IC Power’s generation companies sell a substantial majority of their energy under long-term PPAs. Most of IC Power’s generation companies rely upon PPAs with a limited number of customers for the majority of their energy sales and revenues over the term of such PPAs, which typically range from one to 15 years. Some of IC Power’s generation companies’ long-term PPAs are at prices above current spot market prices. Depending on market conditions and regulatory regimes, it may be difficult for IC Power’s generation companies to secure long-term PPAs with new customers, renew existing long-term PPAs as they expire, or enter into long-term PPAs to support the development of new projects. Furthermore, in the case of IC Power’s generation companies with power plants which are less competitive in the relevant dispatch order (such as older power plants), it may be difficult for these generation companies to enter into long-term PPAs or renew expiring PPAs. As a result, IC Power’s generation companies have been, and may continue to be, required to sell capacity and energy on the spot market at the rates dictated by such market. For example, following the expiration of CEPP’s PPA in September 2014, and certain of Puerto Quetzal’s PPAs in 2015, a significant percentage of CEPP and Puerto Quetzal's respective energy sales have been made on the spot market.

In addition, when the distribution companies in El Salvador organize tenders under the supervision of the General Superintendency of Electricity and Telecommunications (Superintendencia General de Electricidad y Telecomunicaciones), or SIGET, for new long-term PPAs, the bidding rules generally do not permit the participation of HFO-fired generators, such as Nejapa, in tenders for PPAs with terms in excess of five years. An increase in the availability of, and demand for, renewable energy in the other countries in which IC Power’s generation companies operate could lead to similar prohibitions in those countries and a further reduction in their ability to enter into long-term PPAs.

Furthermore, the introduction of a more efficient energy generation technology could adversely affect the competitiveness of IC Power’s gas-fired energy plants in the dispatch order, which affects their ability to enter into long-term PPAs. Similarly, IC Power’s other generation assets face potential displacements in dispatch merit orders as new, more efficient technologies became available in their markets. Any displacement of dispatch merit orders could affect the competitiveness of IC Power’s generation assets and thereby impact their ability to enter into long-term PPAs. If IC Power’s generation companies are unable to enter into long-term PPAs, they may be required to sell electricity into spot markets at prices that may be below the prices established in their PPAs, including in those countries which are, or may be, experiencing an oversupply in capacity in the short- to medium-term. Because of the volatile nature of power prices, if IC Power’s generation companies are unable to secure long-term PPAs, they could face increased volatility in their earnings and cash flows and could experience substantial losses during certain periods which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power’s generation businesses are exposed to counterparty risks.

IC Power’s cash flows and results of operations are dependent upon the continued ability of its generation customers to meet their obligations under their relevant PPAs. Additionally, a small number of customers purchase a significant portion of IC Power’s output under PPAs that account for a substantial percentage of the anticipated revenue of its generation companies. Although IC Power’s generation companies evaluate the creditworthiness of their various counterparties, its generation companies may not always be able to, if at all, fully anticipate, detect, or protect against deterioration in a counterparty’s creditworthiness and overall financial condition. The deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties) could expose IC Power to an increased risk of non-payment or other default under its contracts with them.

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

For example, in May 2016, Samay I (IC Power’s cold-reserve thermoelectric plant) reached its COD on schedule, providing an additional 632 MW of installed capacity to the Peruvian market. In August 2016, IC Power provided an additional 545 MW of installed capacity to the Peruvian market with the completion of the construction of CDA’s plant. As a result of the completion of various plants in Peru in recent years (including Samay I and CDA), the generation capacity in Peru increased at a faster rate than the demand for such electricity, resulting in a temporary oversupply of capacity in the Peruvian market and therefore a corresponding downward pressure on energy and capacity prices. IC Power expects this trend in energy prices to continue in the next few years. For the next few years, IC Power will face the current soft energy price market for any upcoming new PPA negotiations, renegotiations under existing PPAs and spot market sales. For further information on the Peruvian power industry, see “Item 5.D Trend Information—Peru Power Market.”

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

IC Power’s generation businesses rely on power transmission facilities that it does not own or control and that are subject to transmission constraints. If these facilities fail to provide IC Power with adequate transmission capacity, IC Power may be restricted in its ability to deliver wholesale electric power and IC Power may either incur additional costs or forego revenues.

IC Power’s generation businesses depend upon transmission facilities owned and operated by others to deliver the wholesale power it sells from its power generation plants. If transmission is disrupted, or if the transmission capacity infrastructure is inadequate, IC Power’s ability to sell and deliver wholesale power may be adversely impacted. If the power transmission infrastructure in one or more of the markets that IC Power serves is inadequate, its recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. IC Power cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets, a failure of which could have a material adverse effect on its business, financial condition, results of operations or liquidity. In addition, in some of the markets in which IC Power operates, different spot prices may occur within the grid as a result of a transmission constraint. As a result, IC Power may need to purchase energy in the spot market in order to fulfill a PPA obligation in one part of the grid, even if IC Power is generating energy in another part of the grid, and such purchase may occur at a spot market price which is higher than its own generation cost.

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

The profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory costs and EA tariffs.

The EA, which replaced Israel’s Public Utilities Authority (Electricity), or the PUAE, on January 1, 2016, regulates and supervises, among other things, the provision of essential electric public services in Israel and OPC-Rotem’s operations can be affected by changes in the EA’s policies, regulations, and tariffs. The EA’s generation component tariff, for example, serves as the base price for IC Power’s Israeli generation businesses’ calculation of the sale price of its energy to its private customers. As a result, its increases or decreases have a related effect on the sales price of OPC-Rotem’s energy and OPC-Rotem’s revenues. In addition, the price at which OPC-Rotem purchases its natural gas from its sole natural gas supplier, the Tamar Group, a group composed of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership, is predominantly indexed (in excess of 70%) to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC-Rotem’s supply agreement with the Tamar Group. As a result, increases or decreases in this tariff have a related effect on OPC-Rotem’s cost of sales and margins.

In July 2013, the PUAE published four generation component tariffs/power cost indicators, ranging from NIS 386 per MWh to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the PUAE published new tariffs, which reduced the tariff rates by approximately 10%.

Additionally, on September 8, 2015, the PUAE published a final decision, which became effective on September 13, 2015, reducing the PUAE generation component tariff by approximately 12% from NIS 300.9 per MWh and NIS 301.5 per MWh to a single tariff of NIS 265.2 per MWh. In December 2016, the EA published its generation component tariff update, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh. The natural gas price formula in OPC-Rotem’s supply agreement is subject to a floor mechanism and, as a result of previous declines in the PUAE generation component tariff, OPC-Rotem began to pay the ultimate floor price in November 2015. Therefore, the September 2015 decline, the January 2017 decline and any further declines in the EA generation component tariff will not result in a corresponding decline in OPC-Rotem’s natural gas expenses, and may lead to a greater decline in OPC-Rotem’s margins, which may have a material adverse effect on OPC-Rotem’s business, results of operations and financial condition. The next annual update of the generation component tariff is expected to be conducted in December 2017.

Furthermore, since 2013, the PUAE had been in the process of determining a system cost tariff. In August 2015, the PUAE published a decision that IPPs in Israel would be obligated to pay system management service charges, which charges are retroactively effective as of June 1, 2013. According to the PUAE decision, as amended in September 2015, the amount of system management service charges that would be payable by OPC-Rotem from the effective date of June 1, 2013 to June 30, 2015, was approximately NIS 159 million (approximately $41 million), excluding interest rate and linkage costs, based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the EA, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), IEC’s final calculation of the amount payable by OPC-Rotem was based upon the applicable time of use rates, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day, or “Time of Use” rates. In December 2015, OPC-Rotem received an invoice from IEC (in its capacity as the system manager) regarding the NIS 163 million (approximately $43 million) amount of system management service charges that would be payable by OPC-Rotem for such period, including interest rate and linkage costs. In February 2016, OPC-Rotem paid NIS 154 million (approximately $41 million) to IEC in satisfaction of this amount (excluding the interest rate, and linkage costs).

For further information on Israel’s seasonality and the related EA tariffs, see “Item 4.B Business Overview—Our Businesses—IC Power—Industry Overview—Overview of Electricity Generation Industry—Israel.” For further information on the effect of EA tariffs on IC Power’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—EA Tariffs Affect IC Power’s Results in its Generation Business’ Israel Segment.”

In connection with the indexation of their natural gas price formula for OPC-Rotem’s gas supply agreement with the Tamar Group, OPC-Rotem and the Tamar Group disagreed as to which of the PUAE’s July 2013 tariffs applied to OPC-Rotem’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. In February 2017, OPC-Rotem received a letter from the Tamar Group with respect to the dispute. The Tamar Group requested payment by OPC-Rotem of approximately $25 million (including accrued interest) in connection with the dispute, and has requested that such amount be deposited in escrow pursuant to the gas supply agreement. OPC-Rotem and the Tamar Group remain in discussions with respect to this disagreement, and, to the extent that this leads to an arbitration, OPC-Rotem will be required to deposit funds into an escrow account during the pendency of the arbitration. For further on this claim, see “Item 4.B Business Overview—Our Businesses—IC Power—Legal Proceedings—Dispute with Tamar Group.”

Additionally, a steering committee was appointed by the State of Israel in July 2013 to propose a comprehensive reform of IEC. Although the steering committee had not published its final recommendations, and there had not been any formal announcements concerning the steering committee’s discussions or negotiations with IEC and the State of Israel for some time, in November 2015 the steering committee announced that it had resumed its discussions regarding comprehensive reform of IEC and the Israeli electricity market. If OPC-Rotem incurs significant costs or experiences a further reduction in revenues or margins as a result of changes in regulation or the establishment of any new regimes or the implementation of any such laws or governmental regulations, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. For further information on the regulation of the Israeli electricity sector, see “Item 4.B Business Overview—Our Businesses—IC Power—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector—EA.”

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

Upon the commencement of Samay I’s second operational stage, the Samay I plant will operate as a natural gas-fired power plant, and will be dependent on the provision of natural gas to it by the Camisea Consortium and will also depend upon gas transportation services rendered by Concesionaria Gasoducto Sur Peruano S.A. through its natural gas pipeline, which is currently under construction.

Furthermore, as the Camisea Consortium is the principal supplier of natural gas and natural gas transportation services to substantially all generation facilities in Peru fueled by natural gas, a change in the terms of their agreements with IC Power or other power generators, or a failure by either of these suppliers to meet their contractual obligations, could have a significant effect on Peru’s entire electricity supply and, therefore, prompt the Peruvian governmental authorities to undertake certain remedial actions. Any such actions could adversely affect the operations of the Kallpa or Las Flores plants, or the expected operations of the Samay I plant’s second operational stage.

Similarly, OPC-Rotem has a gas supply agreement with a single supplier, which provides for the curtailment of OPC-Rotem’s gas supply in the event of a lack of pipeline capacity. Although OPC-Rotem has never experienced a significant decline in its gas supply as a result of a lack of pipeline capacity, there can be no assurance that such declines will not occur. OPC-Rotem also relies on a single transporter for the transport of its natural gas requirements. If such parties are unable to perform under their contracts with OPC-Rotem, or are forced to curtail, in whole or in part, their supply or transport of natural gas to OPC-Rotem, OPC-Rotem would not be able to generate electricity using natural gas, which could adversely affect OPC-Rotem’s operations and financial performance. In 2016, the Tamar Group notified OPC-Rotem that as of September 30, 2020, OPC-Rotem’s gas supply will be available on a firm, non-interruptible basis.

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

It is unclear whether the Bolivian government will continue nationalizing entities involved in its power utility market. It is also unclear whether such nationalization (if any) would be adequately compensated for by the Bolivian government. IC Power’s subsidiary COBEE is one of the few remaining privately-held generation companies in Bolivia. Although IC Power believes its circumstances differ from those of the nationalized generation companies (because COBEE was not previously owned by the Bolivian government), there is a risk that COBEE will be subject to nationalization. Such nationalization may include the expropriation or nullification of IC Power’s existing concessions, licenses, permits, agreements and contracts, as well as effective nationalization resulting from changes in Bolivian regulatory restrictions or taxes, among other things, that could have an adverse impact on COBEE’s profitability. If COBEE were indeed nationalized, IC Power cannot assure you that IC Power would receive fair compensation for its interests in COBEE.

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

Certain of IC Power’s generation facilities rely on hydroelectric power generation. For example, IC Power recently developed the CDA plant, a 545 MW run-of-the-river hydroelectric project in Peru. In addition, in Bolivia, COBEE facilities generate power from, among others, ten run-of-the-river hydroelectric plants in the Zongo river valley and four run-of-the-river hydroelectric plants in the Miguillas river valley.

IC Power owns water rights in Peru, granted by the National Water Authority (ANA—Autoridad Nacional del Agua) and in Bolivia granted by the Bolivian Ministry of Energy and Hydrocarbons. From time to time, local governments and regulators may amend regulations and impose charges pertaining to water rights. Furthermore, IC Power may be unable to obtain, or otherwise experience difficulty in obtaining, water rights in connection with the construction of new hydroelectric plants, which may impact the viability, design, timing or profitability of a project. Local governments may also try to impose a royalty or tariff for water use on IC Power’s hydroelectric plants. In addition, several plants are required to leave a percentage of the water available in the river and therefore may not utilize such water in their generation activities (this reserve is commonly referred to as the ‘ecological waterflow’). Local governments may decide to enact a change in the regulation or in the calculation of the ecological waterflow, thereby reducing available volumes of water for power generation in IC Power’s plants. Any limitations on IC Power’s current water rights, its ability to obtain additional water rights, or its ability to effectively utilize its existing rights, could have a material adverse effect on its current hydroelectric plants and its hydroelectric projects.

Risks Related to IC Power’s Distribution Business

IC Power may not achieve the expected benefits of the Energuate acquisition.

In January 2016, IC Power acquired Energuate (comprised of two electricity distribution companies in Guatemala (DEORSA and DEOCSA)), with the expectation that this acquisition would result in various benefits to IC Power, including a successful initial entry into the electricity distribution sector. Some of those benefits may not be achieved or, if achieved, may not be achieved at the cost or in the time-frame in which they are expected. Whether IC Power will actually realize the anticipated benefits depends on future events and circumstances, some of which, including market and regulatory conditions, are beyond IC Power’s control. Future growth in revenues, earnings and cash flow of Energuate will be partly dependent on future economic conditions in Guatemala and conditions in the Guatemalan electricity distribution industry.

Furthermore, the Energuate acquisition represents IC Power’s initial entry into the electricity distribution business, and IC Power does not have prior experience operating such a business. In addition, IC Power may experience difficulties in integrating Energuate’s financial reporting, which could result in IC Power’s disclosure controls and procedures and internal controls over financial reporting being considered ineffective. While IC Power is in the process of evaluating and integrating Energuate’s system of controls into its business, IC Power may be unsuccessful in doing so in a timely manner.

The tariffs that Energuate charges for the distribution of electricity are determined by CNEE, and unfavorable changes to the distribution tariffs could have a material adverse effect on IC Power’s results of operations.

The price that Energuate charges consumers for electricity distributed is based on distribution tariffs, consisting of an electricity charge and a Value Added by Distribution (Valor Agregado de Distribución), or VAD, charge, which are determined on the basis of legal and regulatory proceedings by the CNEE every five years. There are seven different tariffs that are applicable to Energuate’s regulated customers, and each of Energuate’s regulated customer purchases electricity at one of these tariff rates. The VAD component of the distribution tariff is revised every five years with semi-annual adjustments for inflation and local currency exchange rates against the U.S. Dollar. The tariffs are set by the CNEE.

The process of establishing the distribution tariffs involves several parties, including distribution companies, and takes place over several stages. While the tariffs are intended to be set on the basis of objective criteria, the CNEE can exercise discretion. The CNEE will reset the VAD charge in January 2019. If the CNEE revises the distribution tariff in a manner that is unfavorable to IC Power, due to, among other things, political pressure or an economic crisis, such a revision may have a material adverse effect on IC Power’s business, financial condition or results of operations. In addition, if the semi-annual adjustments to the VAD component of the distribution tariff are insufficient to fully account for inflation or exchange rate fluctuations, these adjustments may have a material adverse effect on IC Power’s business, financial condition or results of operations. For further information on the regulation of the Guatemalan electricity distribution sector, “Item 4.B Business Overview—Our Businesses—IC Power—Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market.”

IC Power will be required to make significant capital expenditures to improve Energuate’s transmission grid and service quality and reduce electricity losses.

IC Power believes that additional capital expenditures will be required to, among other things, modernize Energuate’s transmission grid, improve service quality and reduce electricity losses. To this end, IC Power has invested $28 million in capital expenditures relating to Energuate in the year ended December 31, 2016, and IC Power expects that its capital expenditures will increase in the coming years. IC Power may finance this capital expenditure program through cash on hand, internally generated funds or financing from the domestic and international capital markets. IC Power’s ability to make these capital expenditures depends on a variety of factors, including its access to domestic and international capital markets, the results of IC Power’s other subsidiaries and a variety of operating, regulatory or other contingencies. IC Power may not have the financial resources to make the necessary capital expenditures in a timely manner. In addition, should the CNEE’s revision to the distribution tariffs Energuate charges to its regulated customers be unfavorable to IC Power, it may be unable to recoup the costs of its capital expenditure program. A failure to make the necessary capital expenditures in a timely manner and recoup the cost of such program could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

A slowdown in the growth of electricity demand in Guatemala could adversely affect Energuate’s business, financial condition and results of operations.

In times of economic crisis, electricity demand in Guatemala has grown at lower rates due to declines in overall levels of economic activity and has resulted in the deterioration of the ability of many consumers to pay their electricity bills. A slowdown in the growth of electricity sales or demand or a decline in collection rates from customers due to a deterioration of Guatemalan economic conditions may have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. Any such slowdown could also result in Energuate having more contracted capacity than is actually needed due to a decrease in electricity demand, resulting in higher tariffs that could trigger social unrest and/or political pressures, or an increase in customer defaults.

If Energuate is unable to successfully control electricity losses and improve collection rates, IC Power’s results of operations could be adversely affected.

The percentage of the energy that Energuate purchases, but is unable to distribute to customers, represents Energuate’s electricity losses. Energuate experiences two types of electricity losses: technical losses and commercial losses. Technical losses occur in the ordinary course of Energuate’s distribution of electricity and include losses due to energy dissipation in conductors and magnetic losses in transformers, while commercial losses result from customers’ illegal connections, fraud and billing errors. Energuate’s total losses (comprising technical and commercial losses) in the years ended December 31, 2016 and 2015 were 19.6% and 16.9%, respectively. The distribution tariffs that Energuate charges its regulated customers include a VAD component, which provides for an allowance determined by the CNEE for losses incurred in the distribution of electricity. To the extent that Energuate’s electricity losses exceed the approximately 15% allowance (which includes both technical and commercial losses) contemplated in the current formula of the VAD component of the distribution tariff, Energuate will bear the cost of such losses.

IC Power intends to reduce commercial losses through improving customer billing practices to increase collection rates, increasing targeted inspections and meter replacements, implementing a communication program with local communities and modernizing Energuate’s facilities to reduce tampering, especially in areas where electricity theft has been more prevalent, and IC Power intends to reduce technical losses by investing in the modernization of Energuate’s transmission grid and distribution system. However, these strategies may not effectively combat Energuate’s electricity losses. Should Energuate’s electricity losses remain high or increase, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Energuate’s authorizations to provide energy distribution services are non-exclusive. Therefore, Energuate may face more competition from other distributors in certain departments.

Energuate has authorizations to provide energy distribution services within its service area until 2048. However, Energuate’s authorizations are non-exclusive and the MEM has historically granted and may in the future grant authorizations to one or more competing distribution companies in Energuate’s service area. In addition, Energuate is facing competition within certain of the departments in which it operates from other distribution companies, which hold authorizations to operate in certain departments located in Energuate’s service area. Competition from other distribution companies within Energuate’s service area may have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Defaults by Energuate’s consumers due to, among other causes, a reduction in subsidies, could adversely affect IC Power’s business, results of operations and/or financial condition.

Energuate records a provision for doubtful receivables for past due receivables owed by its customers. Energuate has been, and may continue to be, unable to collect amounts payable from numerous consumers in arrears. If such debts are not totally or partially settled, this may have a material adverse effect on IC Power’s business, financial condition and results of operations or liquidity. Additionally, the amount of receivables that IC Power is unable to collect may exceed the provision that IC Power has constituted. Should the amount of debts in arrears from Energuate’s consumers exceed the amounts IC Power has provisioned, this could have a material adverse effect on IC Power’s business, financial conditions, results of operations or liquidity.

The National Electrification Institute of Guatemala (Instituto Nacional de Electrificación), or INDE, currently provides electricity rate subsidies for low-income customers to assist in their payment of their electricity bills, and as of December 31, 2016, approximately 78% of Energuate’s regulated customers benefited from subsidies from INDE. In December 2016, INDE officially notified Energuate that it will reduce on a monthly basis over a three year period the subsidy applicable to all customers eligible for such subsidy, eliminating the subsidies for customers with energy consumption between 89 kWh and 100 kWh by November 2017 and for customers with energy consumption between 61 kWh and 88 kWh by March 2019. In March 2017, INDE announced that the subsidies would not be eliminated as contemplated by the INDE’s December 2016 announcement. If the operating income generated by INDE is not sufficient to fund the subsidies or the Guatemalan government suffers from other budgetary constraints, INDE may be required to reduce the subsidies it provides to low-income customers. Any reductions in subsidies provided by INDE may result in Energuate’s customers being unable to bear the cost of their electricity, which could lead to a decrease in consumption and/or collection rates and an increase in doubtful receivables, as well as social and political pressure, which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Energuate is subject to comprehensive regulation of its business, which may affect IC Power’s financial performance.

Energuate’s business is subject to extensive regulation by various Guatemalan regulatory authorities, particularly the CNEE. The CNEE regulates and oversees Guatemala’s electricity sector, and establishes Energuate’s distribution tariffs. If Energuate’s contracted capacity and electricity under its PPAs is insufficient to meet customer demand, Energuate will either have to purchase electricity on the spot market or there may be rolling blackouts. Energuate may only make energy purchases on the spot market if authorized by the CNEE or pursuant to a PPA that provides that Energuate may purchase in the spot market if the price in the spot market is more advantageous to Energuate than the PPA price. If Energuate purchases energy in the spot market without CNEE’s authorization or authorization under Energuate’s PPAs, Energuate will be subject to a fine imposed by the CNEE and could result in Energuate not being permitted to pass through the costs associated with the spot market purchases to consumers. If Energuate is obligated by the CNEE to make additional and unexpected capital expenditures and is not allowed to adjust its tariffs accordingly, Energuate will have to bear the cost of these purchases and this may have an adverse effect on Energuate’s business, financial conditions and results of operations.

Furthermore, Energuate has been, and in the future may continue to be, subject to fines and penalties by regulatory authorities for, among others, failure to meet quality and delivery standards, some of which may be due to causes out of Energuate’s control, such as service disruptions attributable to problems at generation facilities. Fines relating to Energuate’s failure to meet any quality or delivery standards related to services rendered to customers are payable by granting credits to its customers to offset a portion of their electricity charges, while those not directly related to customers are paid directly to CNEE. In the year ended December 31, 2016, Energuate paid fines and penalties of $265 thousand as compared to $503 thousand, in the year ended December 31, 2015. In addition, Energuate is currently subject to ongoing proceedings with respect to fines and penalties for failure to meet quality and delivery standards, which may have a material adverse effect on IC Power’s business, financial condition and results of operations. If Energuate fails to comply with any of these conditions, the Guatemalan government may seek to impose fines and penalties on IC Power, terminate Energuate’s authorizations, or require the sale of Energuate’s assets in satisfaction of any fines and penalties imposed on IC Power, each of which could have a material adverse effect on IC Power’s business, financial condition and results of operations.

In addition, electricity is a utility with high social impact, particularly within the service areas in which Energuate operates. As such, there is frequent public debate and pressure to modify the regulatory framework for the Guatemalan electricity industry. From time to time, various proposals are made to modify the electricity regulatory framework, and such proposals, if implemented, may affect Energuate’s ability to conduct its operations profitably, or at all. Both the implementation of Energuate’s strategy for growth and its day-to-day business may be adversely affected by governmental actions, including changes to current legislation, the termination of national and local authorization licenses or permits, the forced sale of Energuate’s distribution assets in a public auction, the creation of more rigid criteria for qualification in public energy auctions, a delay in the revision and implementation of new tariffs or a modification of the tariff regime.

Energuate’s authorizations can be terminated if its service levels fall below those required by its authorization agreements with the MEM.

Energuate conducts its electricity distribution business pursuant to authorization agreements which were executed between DEORSA and the MEM and DEOCSA and the MEM. The authorization agreements require Energuate to comply with certain service and quality standards. CNEE may impose fines in cases where DEORSA and/or DEOCSA fail to meet certain levels of service, quality standards, or meet customer satisfaction. These procedures may ultimately result in the MEM’s revocation of Energuate’s authorizations pursuant to the regulations under the General Electricity Law. In the event that Energuate’s authorizations are terminated, Energuate’s distribution assets may, after a series of proceedings, be sold in a public auction, as provided for in the General Electricity Law. In addition, Energuate’s authorizations are for a fixed term (until 2048) and renewal is neither automatic nor guaranteed. A termination of Energuate’s authorizations would have immediate negative effects on Energuate’s business and results of operations, which could have a material adverse effect on IC Power’s business, financial condition and results of operations.

Energuate operates in certain conflict zones which have been and may continue to be subject to high levels of electricity theft and other illicit activity, low collection rates and violent protest.

Energuate’s service area includes “conflict zones”, which are areas characterized by high levels of electricity theft and low collection rates. In certain of the “conflict zones” in which Energuate operates, particularly along the border with Mexico, there is little government control and presence. In such areas, Energuate’s ability to conduct its operations has been, and may continue to be, affected by illicit activities, such as drug trafficking and violent crime.

Furthermore, Energuate has faced opposition in such areas from a variety of organizations, some of whom promote violent protests and energy theft. In recent years, local organizations in Energuate’s service area have conducted violent protests to challenge electricity prices. Energuate has undertaken efforts to improve its relationships with the communities in the service areas in which it operates; however, these efforts may be unsuccessful. Electricity theft and other illicit activity, low collection rates and social protests in certain of the “conflict zones” in which Energuate operates may have a material adverse effect on IC Power’s business, financial condition and results of operations.

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

Qoros’ available liquidity and capital resources are limited, and it has significant obligations. Qoros has historically relied upon capital contributions, loans, guarantees and pledges from its shareholders (Chery and Kenon), and third party loans supported by its shareholders, to fund its development and operations. As of December 31, 2016, Qoros total loans and borrowings (excluding shareholder loans) of RMB5.5 billion and current liabilities (excluding shareholder loans) of RMB4.0 billion, including trade and other payables of RMB2.7 billion. As of December 31, 2016, Qoros had current assets of RMB1.8 billion, including cash and cash equivalents of RMB465 million. Qoros has long-term, short-term and working capital credit facilities, but amounts available under such facilities are limited. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

Qoros is continuing to seek additional financing for its operations. For example, in April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest significant amounts in Qoros, subject to government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. For further information on this arrangement, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.” Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to obtain financing from Yibin or otherwise raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt and pledges over Qoros shares by Quantum (Kenon's subsidiary which owns Kenon's interest in Qoros) may be enforced. See “Risks Related to Our Strategy and Operations—Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guarantee or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.”

Qoros’ future success is dependent upon an increase in sales volumes sufficient to meet its operating expenses and continued expansion of its dealer network.

Qoros incurred losses of RMB1.9 billion for the year ended December 31, 2016 and has incurred losses since its inception. Qoros’ success will depend upon Qoros increasing its sales volumes, which will depend on:

•	the continued development of the Qoros brand;

•	customer acceptance of new models, including the Qoros 5 SUV and Qoros 3 GT, which both launched in 2016;

•	successful development and launch of new vehicle models;

•	expansion of its dealer network;

•	build-up of its aftersales and services infrastructure;

•	achieving material cost reductions;

•	managing its procurement, manufacturing and supply processes;

•	establishing effective, and continuing to improve, customer service processes; and

•	securing additional financing to support its operating and capital expenses and further its growth and development.

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

Qoros sold approximately 24,000 vehicles in 2016, as compared to approximately 14,000 in 2015. However, Qoros will need to significantly increase its sales to meet its operating expenses and principal payments under its debt facilities. Qoros’ ability to increase its sales will depend, in part, upon its ability to expand its dealer network and increase the proportion of high-performing dealers. Qoros may have difficulty in continuing to expand its dealer network if existing dealers are not performing well in terms of sales, and if Qoros is not successful in expanding its dealer network, this could make it difficult for Qoros to significantly increase sales levels. If Qoros is not able to increase its sales, this could have a significant impact on Qoros’ liquidity and future success, as well as on the value of Kenon’s investment in Qoros, which may result in Kenon’s recognition of an impairment charge in respect of Qoros and could result in Kenon being required to make payments under its guarantees of Qoros’ debt if Qoros is unable to meet its debt obligations.

Qoros is significantly leveraged.

As of December 31, 2016, Qoros had RMB5.5 billion of outstanding indebtedness consisting of current and non-current loans and borrowings of RMB1.2 billion and RMB4.3 billion, respectively, excluding shareholder loans. Qoros intends to finance its continued development with additional financing.

Highly leveraged businesses are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. This is especially true for Qoros, as Qoros commenced commercial sales at the end of 2013 and has yet to generate positive cash flows from its operations. Qoros uses a portion of its liquidity to make debt service payments, including principal payments on its RMB3 billion facility, thereby reducing its ability to use its cash flows to fund its operations, capital expenditures, or future business opportunities. Qoros is currently required to make principal payments on its RMB3 billion facility and will be required to make principal payments on its RMB1.2 billion facility and RMB700 million facility beginning in August 2017 and May 2018, respectively. Qoros’ lenders have agreed to reschedule principal payments under the RMB3 billion and RMB1.2 billion scheduled to occur in 2017 and 2018, with principal payments scheduled to occur between 2019 and 2022 (in the case of the RMB3 billion facility) and between 2019 and 2024 (in the case of the RMB1.2 billion facility).

In addition, Qoros’ RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility, and RMB700 million syndicated credit facility contain affirmative and negative covenants. Those facilities, as well as its other short-term credit facilities, also contain events of default and mandatory prepayments for breaches, including certain changes of control, and for material mergers and divestments, among other provisions. A significant percentage of Qoros’ assets secures its RMB3 billion syndicated credit facility and, as a result, the amount of collateral that Qoros has available for future secured debt or credit support and its flexibility in dealing with its secured assets is therefore relatively limited.

Currently, Qoros’ debt-to-asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB3 billion syndicated credit facility. In 2014 and 2016, the syndicated consortium of Qoros’ syndicated credit facility waived Qoros’ compliance with the financial covenants under this facility through the first half of 2017 and the first half of 2020, respectively. As a result, Qoros will not be required to comply with these financial covenants until July 2020 (or later, if additional waivers are granted). The waivers also provide that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group or the lender under the working capital facility, as applicable, for consideration. Should Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after the waiver period, and Qoros’ syndicated lenders do not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility.

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

In the event that any of Qoros’ lenders accelerate the payment of Qoros’ borrowings, Qoros would not have sufficient liquidity to repay its debt under the syndicated credit facility, or to maintain payments on its remaining credit facilities. Additionally, as Qoros is significantly leveraged and certain of its assets, including its manufacturing facility and significant portion of its intellectual property, secures its syndicated credit facility and other indebtedness, if Qoros were unable to comply with the terms of its debt agreements, this could result in the foreclosure upon and loss of certain of Qoros’ assets, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Kenon has outstanding “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given in respect of a significant amount of Qoros’ bank debt and has pledged a substantial portion of its interests in Qoros to secure Qoros’ bank debt, as well as Chery’s guarantees of Qoros’ debt. Accordingly, if Qoros’ debt facilities become payable due to a default under these facilities or otherwise, Kenon may be required to make payments under its guarantees and could lose the shares in Qoros it has pledged. See “—Kenon has “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a substantial portion of its interests in Qoros to secure Qoros’ bank debt.”

Kenon has “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a substantial portion of its interests in Qoros to secure Qoros’ bank debt.

As of the date of this annual report, Kenon has outstanding back-to-back guarantee obligations to Chery of up to RMB425 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. For further information on Kenon’s back-to-back guarantee obligations to Chery, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.”

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

In the event that Kenon is required to make such payments, it may need to obtain such funds from its businesses, which may include IC Power (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing). In the event Kenon is required to make payments on its back-to-back guarantees and does not have sufficient liquidity to do so, there may be a cross-default under the IC Credit Facility, which would require Kenon to obtain additional financing or obtain such funds from its businesses to pay the outstanding amounts under such facility. In the event that funds from its businesses or external financing are not available to meet such obligations on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited in light of the various pledges over the shares and assets within its most valuable asset, IC Power. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet Kenon’s obligations.

Finally, Quantum, the wholly-owned subsidiary through which we own our 50% interest in Qoros has pledged, a significant portion of its interest in Qoros to lenders under Qoros’ RMB1.2 billion credit facility, as well as to Chery, which may enforce its pledge in certain circumstances to the extent Chery is required to make payments with respect to its guarantees of Qoros’ debt. For further information on these pledges, see “Item 5.B Liquidity and Capital Resources—Qoros’ Liquidity and Capital Resources—Material Indebtedness—RMB1.2 Billion Syndicated Credit Facility; —December 2016 Shareholder Loans to Qoros; —March 2017 Shareholder Loans to Qoros.” These pledges could result in a loss of our equity interest in Qoros in the event of a default under the RMB1.2 billion facility (or another facility which results in a cross default under the RMB1.2 billion credit facility), or if Chery is required to make payments under its guarantees of Qoros’ debt. For further information on the risks related to Kenon’s obligations in respect of Qoros’ debt, see “—Qoros depends on additional financing to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures.”

Qoros is a joint venture in which our interest is only 50%.

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery Automobile Investment Co., Ltd., or Wuhu Chery, a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company that has been producing automobiles since 1999.

Our joint venture partner, Chery, may enter into additional joint venture agreements, subject to the terms of our Joint Venture Agreement, in the future. Consequently, Wuhu Chery or Chery may have goals, strategies, priorities, or resources that conflict with our goals, strategies, priorities or resources, which may adversely impact our ability to jointly and effectively own Qoros, undermine Wuhu Chery or Chery’s commitment to Qoros’ long-term growth, or adversely impact Qoros’ business.

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

In addition, the loans that Ansonia made to our subsidiary Quantum (which were used by Quantum to make back-to-back loans to Qoros) may be converted into equity of Quantum at a discount to the implied value of Qoros based upon the receipt of third-party financing. Accordingly, upon such conversion, Kenon’s indirect interest in Qoros will be diluted, which will result in economic dilution and Kenon having less control over Qoros’ business. In connection with the loan agreement, Ansonia also has certain consent rights with respect to actions that we take in respect of our interest in Qoros. For further information on Ansonia’s agreement to invest in Qoros, see “Item 5.B Liquidity and Capital Resources—Qoros’ Liquidity and Capital Resources—Material Indebtedness—Shareholder Loans.”

In April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest in Qoros in connection with the establishment of an NEV and conventional vehicle manufacturing base. Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. Such further investment, if provided, is expected to dilute Quantum's and Chery's interests in Qoros. In addition, Yibin may obtain significant control rights with respect to Qoros. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.”

For further information on the terms of our Joint Venture Agreement with Chery, see “Item 4.B Business Overview—Our Businesses—Qoros—Qoros’ Joint Venture Agreement.”

Qoros has entered into certain arrangements and agreements with Chery.

Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business, and has entered into various commercial agreements with respect to the provision of such supplies from Chery. Qoros has amounts payable to Chery in the amount of RMB374 million as of December 31, 2016.

Qoros has also entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee. Qoros may also enter into additional commercial arrangements and agreements with Chery, or parties related to it, in the future.

Additionally, Qoros' business plan contemplates further reliance on Chery and its platform and personnel in connection with Qoros' operations and development of new vehicle models.

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

Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources, and Qoros has accounts payable to Chery. Should Qoros be unable to make payments to Chery for its supply of engines, spare parts and other supplies from Chery, this may have a material adverse effect on Qoros’ relationship with Chery. For further information on Qoros’ commercial arrangements with Chery, see Note 30 to Qoros’ consolidated financial statements, included in this annual report.

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

Chinese consumers have historically indicated a strong preference for products that are internationally-branded. Such a preference for foreign-branded products could impact the buying patterns of Qoros’ targeted consumers, which could affect the demand for Qoros’ vehicles and, as a result, also adversely impact Qoros’ margins (e.g., as a result of Qoros increasing the content provided in each vehicle without concurrently increasing its price) and its sales volumes.

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

Qoros is still in the process of developing, establishing and expanding its dealer network, which will require Qoros’ dealers to construct their dealerships using their own capital resources, with sales rebates from Qoros (i.e., dealers are entitled to sales rebates from Qoros if they achieve certain purchase targets or meet certain other criteria). As part of its strategy to increase its sales, Qoros intends to increase the size of its dealer network by expanding into smaller Chinese cities (e.g., Tier 3 and Tier 4 cities) and creating incentives for its high-performing dealers to open additional points of sales. Qoros’ development of its dealer network will likely be affected by conditions in the Chinese passenger vehicle market and the Chinese economy, the financial resources available to existing and potential dealers, the decisions dealers make as a result of the current and future sales prospects of Qoros’ vehicle models, and the availability and cost of the capital necessary to acquire and hold inventories of Qoros’ vehicles for resale. Qoros’ ability to secure new dealers depends, in part, upon the sales performance of Qoros’ existing dealers. Therefore, Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and if Qoros is unable to expand its dealer network, this could make it difficult for Qoros to significantly increase sales levels. Continued delays in, or other negative developments with respect to, the expansion of Qoros’ dealer network could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros continues to undertake cost-cutting measures to optimize its cost structure and align its operations with its business plan and the current financial market and economic conditions in China, and such measures may make it difficult for Qoros to increase sales.

In recent years, Qoros has taken, and may continue to take, steps to reduce its costs and address its low sales and its liquidity situation, including workplace optimization and reduced promotional spending. Qoros will continue to undertake cost-cutting measures to optimize its cost structure, which may impact Qoros’ ability to successfully conduct its operations. For instance, Qoros has reduced, and may be required to continue reducing, spending on promotions and other advertising, which could make it difficult for Qoros to significantly increase sales, as brand awareness is critical to increasing sales in the highly competitive Chinese car industry.

Furthermore, Qoros has and may continue to reduce spending on design and research and development costs for new models, as well as updating and adapting its vehicle platform and manufacturing facility, which may result in Qoros introducing fewer models on a timely basis, or at all, than it might have otherwise introduced without such-cutting measures. A slower pace in introducing new models has made, and may continue to make, it difficult for Qoros to attract and retain customers, which is crucial at Qoros’ current stage of development. In addition, further cost cutting measures may increase Qoros' reliance on Chery and its platform and personnel. For further information on risks related to our relationship with Chery, see “–Qoros has entered into certain arrangements and agreements with Chery.”

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

As the size of the Chinese passenger vehicle market continues to increase, Qoros anticipates that additional competitors, both international and domestic, will seek to enter the Chinese market and that existing market participants will try to maintain or increase their market share. The decline in growth rate that occurred in 2015 in connection with volatility in the Chinese financial markets and a slowdown in the Chinese economy resulted in increased competition in China’s automotive market through price reductions, which has resulted in reduced margins. In response to market conditions, in 2016, Qoros announced suggested price reductions on its existing models. In 2017, dealers and OEMs have continued to reduce prices and offer further inducements to purchase vehicles. Qoros expects the downward pressure on vehicle prices to continue for the next few years.

In addition to reducing margins, increased competition may make it difficult for Qoros to increase sales. If Qoros is unable to increase its sales, or sell its vehicles at its expected margins, in light of increased competition in the passenger vehicle market, or if vehicle sales in China decrease or do not continue to increase as expected, this could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros also faces intense competition in the C-segment SUV market, which it entered in March 2016 with its launch of the Qoros 5 SUV. Although the Chinese C-segment SUV model grew by 23% in 2016 and is one of the fastest growing segments in the Chinese car market, many of Qoros’ competitors in this market continued to upgrade their vehicles and introduced new models in 2016 and early 2017. For instance, a number of domestic and international SUV models were revamped, or were replaced by a new generation, in 2016. Several new car manufacturers are also expected to join this market segment, which may make it difficult for Qoros to gain market share in the C-segment SUV market.

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

Finally, Qoros has pledged, and, in the future, may further pledge, certain of its intellectual property as collateral for its financing. A default on Qoros’ obligations secured by intellectual property under the terms of such facility could provide the secured parties with the right to foreclose on, and subsequently sell and/or license, all or a portion of Qoros’ pledged patent rights, which could materially impair Qoros’ ability to conduct its business.

The economic, political and social conditions in China affect Qoros’ business.

Substantially all of Qoros’ assets are located in China and Qoros expects that substantially all of its revenue will continue to be derived from its operations in China. Accordingly, Qoros’ results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign currency exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. Additionally, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies and continues to exercise significant control over China’s economic growth through allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

China’s economy has experienced rapid growth, much of it due to the issuance of debt over the last few years. This debt-fueled economic growth has led to an increase in the money supply and rising inflation. The Chinese government has implemented various measures from time to time to control China’s rate of economic growth, control inflation and otherwise regulate economic expansion. These measures include imposing controls on bank credit, limiting loans and enacting other restrictions on economic activities, such as measures to curb property, stock market speculation, and increasing inflation. These policies and procedures may, from time to time, be modified or reversed, which could lead to a tightening of credit, which measures, if taken, could further reduce the economic activity in China, reducing Qoros’ ability to obtain additional financing. Additionally, any economic, political or social crisis within China may also lead to a drastic decline in economic activity which could lead to a decline in the demand for Qoros’ vehicles or the availability of funding. For example, in 2016, China’s GDP grew by 6.7%, representing its lowest GDP growth rate since 1990, according to the National Bureau of Statistics of China, or NBSC. Furthermore, the Shanghai Composite Index experienced significant volatility in 2016. The slowdown in China’s economic growth, as well as the decline and volatility in China’s stock market, negatively impacted consumption rates and the purchase of costly items, such as vehicles, throughout China.

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

Local and national Chinese authorities have exercised and will continue to exercise substantial control over the Chinese economy through regulation and state ownership, including rules and regulations that regulate or affect the Chinese automobile manufacturing process and concern vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Additionally, China has recently permitted provincial and local economic autonomy and private economic activities, and, as a result, Qoros is dependent upon its relationship with the local governments in the Jiangsu and Shanghai provinces, among others. As a result, certain of Qoros’ ongoing corporate activities are subject to the approval and regulation of the relevant authorities in China including, among other things, capital increases and investments in Qoros, changes in the structure of Qoros’ ownership, increases in the production capacity, construction of Qoros’ production facilities, ownership of trademarks, the formation of subsidiaries, and the inclusion of Qoros’ products in the national catalogue for purposes of selling them throughout China. Qoros’ operations are also sensitive to changes in the Chinese government’s policies relating to all aspects of the automobile industry. In addition, Qoros’ production facility and products are required to comply with Chinese environmental regulations.

Qoros has incurred, and expects to incur in the future, significant costs in complying with these, and other applicable, regulations and believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. The central or local Chinese governments may continue to impose new, conflicting or stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts by Qoros to ensure its compliance with such regulations or interpretations or maintain its competitiveness and margins. Qoros’ ability to operate profitably in China may be harmed by any such changes in the laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, or the aforementioned corporate matters, of China, Jiangsu, Shanghai or any other jurisdiction in which Qoros may do business. Qoros’ failure to comply with such laws and regulations may also result in fines, penalties or lawsuits, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

As Qoros' strategy contemplates the development of an NEV, Qoros will be subject to the laws, regulations and policies applicable to NEVs in China. For instance, in recent years, the Chinese government has offered large subsidies for purchases of electric vehicles. However, these subsidies are expected to be gradually phased out over the next few years, which may affect the demand for NEVs in China.

The demand for Qoros' vehicles may be affected by conditions in the Chinese passenger vehicle market.

Qoros has strategically located its operations, and designed its vehicle models for consumers, within China so as to directly access one of the largest and the fastest growing automobile markets in the world. However, the demand for vehicles in the Chinese automobile industry was highly volatile in 2015 and 2016, due largely to weakness in the Chinese economy, and it is uncertain how the Chinese car industry will be affected going forward. Following the economic slowdown and volatility in the Chinese stock market in 2015, China’s central government enacted a tax policy to incentivize the sale of domestic vehicles by lowering purchases taxes on certain vehicles, including Qoros’ vehicles, until January 1, 2017 from 10% to 5%. In December 2016, the tax incentive was extended for 2017; effective January 1, 2017, the purchase tax will be 7.5%, before increasing to 10% on January 1, 2018. If the tax policy is unsuccessful or is not extended beyond 2017, this could materially affect demand for Qoros’ vehicles.

In addition, from time to time, Chinese cities have implemented, and may continue to implement, license plate quota policies, and such quotas may reduce vehicle sales. In the future, Chinese cities may implement such policies in light of increased concerns about haze and air pollution, oil dependency, urban gridlock and noise pollution. If cities implement license plate quota policies, the prices for provincial license plates may continue to increase, or if Chinese policies to incentivize domestic vehicle sales prove unsuccessful, demand for passenger vehicles in China may decrease, which may have a material adverse effect on Qoros’ business, financial conditions, results of operations or liquidity.

Qoros requires qualified personnel to manage its operations.

Qoros’ senior executives and personnel are important to Qoros’ success, the establishment of Qoros’ strategic direction, and the design and implementation of Qoros’ business plan. Qoros also requires qualified and competent employees to independently direct its day-to-day business operations, execute its business plans, and service Qoros’ customers, dealers, suppliers and other stakeholders. Qoros’ products and services are highly technical in nature. Therefore, Qoros must be able to attract, recruit, hire, train and retain skilled employees, including employees with the capacity to operate Qoros’ production line as well as employees possessing core competencies in vehicle design and engineering. In recent years, Qoros has made a number of personnel changes at the executive management level and in the senior management structure. Such management changes have affected, and any future changes may affect, Qoros’ ability to execute its business plan.

In addition, Qoros must continue to develop talent and leadership capabilities in China, where the amount of skilled employees may be limited. The unavailability of qualified personnel in these competitive specialties, or the loss of key Qoros executives, could negatively impact Qoros’ ability to meet its growing operational and servicing demands. In addition, unpredictable increases in the demand for Qoros’ vehicle models may also exacerbate the risk of not having a sufficient number of trained personnel.

In connection with cost-cutting measures implemented in 2015 and 2016, Qoros decreased the size of its workforce. Furthermore, in light of the high demand for skilled employees in the Chinese automotive industry, certain Qoros employees have left, and may continue to leave, Qoros to join Qoros' competitors. If Qoros fails to hire, train and retain the required number of qualified personnel to operate its business, or if it experiences excessive turnover, Qoros may experience production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs, or other difficulties, any of which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros is dependent upon its suppliers.

Qoros sources the component parts necessary for its vehicle models from over 100 suppliers. A number of Qoros’ component parts are currently obtained from a single source. Qoros utilizes such single-source suppliers to manage its expenses and maintain consistency in its component parts. Many of Qoros’ suppliers are European-based with manufacturing facilities in China. Additionally, Qoros sources its engines and certain spare parts from Chery.

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

Increases in the prices of raw materials that are included within the component parts Qoros purchases from its suppliers, may increase Qoros’ costs and could reduce Qoros’ profitability if Qoros cannot recoup the increased costs through increased vehicle prices. As Qoros continues to actively manage its trade payables, Qoros may not be able to maintain favorable arrangements and relationships with its suppliers and, in particular, may not be able to secure or maintain, as applicable, contractual conditions comparable with those of Qoros’ main competitors.

As of December 31, 2016, Qoros had current trade and other payables of RMB2.7 billion. If Qoros is unable to pay its suppliers on a timely basis, it may be unable to procure on favorable terms the parts, components and services it requires to continue operating and Qoros has been, and may continue to be, subject to suits or other claims in respect of outstanding payables. For further information on Qoros’ liquidity and capital resources, see “Item 5.B Liquidity and Capital Resources—Qoros’ Liquidity and Capital Resources.” For further information on claims brought by certain of Qoros’ suppliers, see “Item 4.B Business Overview—Qoros—Qoros’ Legal Proceedings—Claims by Service Providers.”

Qoros may experience delays and/or cost overruns with respect to the design, manufacture, launch and financing of new or enhanced models.

Qoros’ business plan contemplates the introduction of new vehicle models, as well as enhanced versions of existing vehicle models, over the short- and long-term. In light of technological developments, Qoros will need to continually upgrade and adapt its vehicle models, vehicle platform and manufacturing facility in Changshu, as automobile customers generally expect new or enhanced vehicle models to be introduced frequently. Upgrading and adapting Qoros’ vehicle models and manufacturing facility will require significant investments, whereas in recent years, Qoros has undertaken cost-cutting measures. Further, there can be no assurance that Qoros will be able to secure the necessary financing to fund the continued introduction and manufacturing of new and enhanced vehicle models, design future vehicle models that will maintain the high quality standards required for Qoros’ branding image, meet the expectations of its customers, and become commercially viable. Should Qoros be unable to invest in developing and upgrading its vehicle models and manufacturing facility, Qoros may experience difficulties in introducing and developing new vehicles, including NEVs, with the latest automobile technology which meets consumer standards. In addition, automobile manufacturers often experience delays and cost overruns in the design, manufacture and commercial release of new and enhanced vehicle models and any delay in the financing, design, manufacture or launch of Qoros’ new or enhanced models could materially damage Qoros’ brand, the development of its business and its financial position.

The economic and reputational costs associated with vehicle recalls could have a material adverse effect on Qoros.

From time to time, Qoros may recall certain of its vehicle models to address material performance, compliance or safety-related issues. For example, in July 2015, Qoros voluntarily recalled 6,736 vehicles in connection with information discovered during testing done on frontal impact crashes of new Qoros models under development. As of December 31, 2016, Qoros has completed the repairs of 93.7% of the outstanding recalls. Qoros’ completion schedule is in line with regulatory guidelines, which require Qoros to complete 90% of the outstanding recalls within a twelve-month period.

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

The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of the recent global economic crisis and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•	global and regional economic and geopolitical trends, including armed conflicts, terrorist activities, embargoes and strikes;

•	the supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•	developments in international trade, including trade protectionism;

•	currency exchange rates;

•	prices of energy resources;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, restructurings and alliances;

•	changes in the infrastructure and capabilities of ports and terminals; and

•	weather conditions.

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

Global container ship capacity has increased over the years and continues to exceed demand. As of December 31, 2016, global container ship capacity was approximately 20.3 million 20-foot equivalent units, or TEUs, spread across approximately 5,100 vessels. According to Alphaliner, excess capacity is projected to further increase, outpacing any expected increase in worldwide demand, as a result of large global orders for new buildings. Many of these orders are for vessels with carrying capacities of 10,000 TEUs and above, which may increase capacity for each shipping voyage. Additionally, responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance to address expected demand, vessels may be delivered during times of decreased demand or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may continue to face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to an increase in capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping of older vessels, any decline in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, dry-docked, awaiting repairs or are otherwise not available for hire). Excess capacity depresses freight rates and can lead to lower utilization rates, which may adversely affect ZIM’s revenues, profitability and asset values. Until such capacity is fully absorbed by the container shipping market and, in particular, the shipping lines on which ZIM’s operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

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

The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in recent years, COSCO and China Shipping Container Lines merged into COSCO Shipping, Hanjin Shipping filed for bankruptcy and APL Shipping was acquired by CMA CGM Shipping. In 2017, the shipping industry is expected to experience further consolidation, including the merger of United Arab Shipping Company and Hapag-Lloyd, the acquisition of Hamburg Sud by Maersk and the merger of three large Japanese carriers.

The recent consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated and replaced by the Ocean Alliance, consisting of COSCO Shipping, CMA CGM Shipping, Evergreen Marine and Orient Overseas Container Line.

ZIM is not a member of any alliances. As a result, ZIM does not benefit from the economies of scale that many of its competitors are able to achieve through participation in such arrangements. However, ZIM is party to operational partnerships with other carriers in some of the trade zones in which ZIM operates, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. If ZIM is not successful in expanding operational partnerships, this could adversely affect its business. In addition, ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and has therefore limited, and may continue to limit, ZIM’s ability to enter into alliances or operational partnerships with certain shipping companies. For further information on the risks related to ZIM’s status as an Israeli company, see “—Risks Related to the Industries in Which Our Businesses Operate—The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.”

Declines in freight rates or other market conditions and other factors, could negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in ZIM’s incurrence of impairment charges.

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

For example, as a result of conditions in the container shipping market, Kenon conducted an impairment test in relation to its 32% equity investment in ZIM as of June 30, 2016 in accordance with IAS 28 and IAS 36. Kenon concluded that as of June 30, 2016, the carrying amount of its investment in ZIM was higher than the recoverable amount, and therefore, Kenon recognized an impairment loss of $72 million with respect to its investment in ZIM in 2016. After the impairment, the carrying amount of Kenon’s 32% equity investment in ZIM is $82 million as of December 31, 2016. ZIM cannot assure that it will not impair its CGU in future years and such impairment charges, if any, could negatively affect ZIM’s and/or Kenon’s results of operations.

An increase in bunker prices may have an adverse effect on ZIM’s results of operations.

Bunker expenses represent a significant portion of ZIM’s operating expenses, accounting for 13.8% and 11.0% of the income from voyages and related services for the years ended December 31, 2015 and 2016, respectively. Bunker prices move in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, global terrorism, political instability and tensions in North Africa and the Middle East, uncertainty regarding the nuclear agreement between the United States and Iran, insurrections in the Niger Delta, and the long-term increase in global demand for oil.

Although current bunker prices are significantly lower than those in 2014, bunker prices increased moderately in the fourth quarter of 2016. Further increases in bunker prices could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically, and in line with industry practice, ZIM has imposed from time to time surcharges over the base freight rate ZIM charges to its customers in part to minimize its exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that ZIM will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

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

As of December 31, 2016, ZIM had approximately $1.5 billion of outstanding loans and liabilities to be repaid between 2017 through 2028, of which $45 million constituted short-term debt. Many of the financing agreements relating to ZIM’s debt facilities contain covenants and limitations, including:

•	Minimum liquidity, fixed charge coverage ratio and total leverage covenants; and

•	Other non-financial covenants and limitations such as restrictions on dividend distribution, asset sales, investments and incurrence of debt, as well as various reporting obligations.

In 2016, ZIM approached certain of its creditors to reschedule upcoming payments, and ZIM’s creditors agreed to allow ZIM to defer payments in a total amount of approximately $116 million originally scheduled for payment during a period of up to 12 months from September 30, 2016 and waived or revised certain covenants to which ZIM is subject.

If ZIM is unable to meet its obligations or refinance its indebtedness as it becomes due, or if ZIM is unable to comply with its covenants, ZIM may have to take disadvantageous actions, such as (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating a high level of ZIM’s cash flow from operations to the payment of principal and interest on indebtedness. As a result, the ability of ZIM’s business to withstand competitive pressures and to react to changes in the container shipping industry could be impaired. If ZIM chooses not to pursue any of these alternatives and is unable to obtain waivers from the relevant creditors, a breach of any of its debt instruments and/or covenants could result in a default under the relevant debt instruments. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, ZIM may not have sufficient assets to repay any outstanding indebtedness. Furthermore, a default or the acceleration of any obligation under a particular debt instrument may cause a default under other material debt or permit the holders of such debt to accelerate repayment of their obligations pursuant to “cross default” or “cross acceleration” provisions, which could have a material adverse effect on ZIM’s business, financial condition and liquidity. For additional information, see “Item 5.B Liquidity and Capital Resources—ZIM’s Liquidity and Capital Resources.”

Furthermore, ZIM may be unable to generate sufficient cash flows to satisfy its debt service and other obligations. ZIM’s ability to generate cash flow from operations to make interest and principal payments on ZIM’s debt obligations will depend on its future performance, which will be affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If ZIM’s operations do not generate sufficient cash flow from operations to satisfy its debt service and other obligations, ZIM may need to borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring its debt, or reducing or delaying capital investments and other expenses. It may be difficult for ZIM to incur additional debt on commercially reasonable terms, even if ZIM is permitted to do so under its debt agreements, due to, among other things, its financial condition and results of operations and market conditions. ZIM’s inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on its business.

A decrease in the level of China’s import or export of goods could have a material adverse effect on ZIM’s business.

A significant portion of ZIM’s business originates from China, and ZIM therefore depends on the level of imports and exports to and from China. As China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, increased tariffs or other factors, could have a material adverse effect on ZIM’s business. For instance, the Chinese government has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some limited price reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. In 2015 and 2016, China experienced its slowest GDP growth rates since 1990, which affected levels of imports to and exports from China. In response to the recent slowdown in China’s economic growth, China may implement additional trade barriers to protect their domestic industries against foreign imports, which may depress the global demand for shipping services.

Finally, China’s import and export of goods may also be affected by recent presidential elections in the United States, which may result in an increase in trade protectionism and local production over foreign trade, which may affect the demand for maritime shipping, particularly to and from China.

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

ZIM charters a substantial portion of its fleet. As of December 31, 2016, of the 72 vessels through which ZIM provides transport services globally, 65 are chartered, which represents a percentage of chartered vessels that is higher than the industry average. A rise in charter hire rates may adversely affect ZIM’s results of operations. ZIM is party to a number of long-term charter agreements. As of December 31, 2016, approximately 48% of ZIM’s chartered vessels (in terms of capacity) are chartered under operational leases for terms exceeding one year. As a result, ZIM may be unable to take full advantage of short-term reductions in charter hire rates. In addition, some of ZIM’s long-term charter agreements contain rate adjustment mechanisms pursuant to which charter hire rates will increase if the market rate increases, so ZIM may not benefit from such long-term charter agreements in the event of an increase in market charter hire rates. Furthermore, if ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to ZIM, if at all, this may have a material adverse effect of on its business, financial condition, results of operations and liquidity.

ZIM currently does not own or charter enough large vessels to support its growth strategy, and ZIM may face difficulties acquiring or chartering larger vessels for its fleet.

Container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels (assuming the vessels are operating at full capacity), as, among other reasons, larger vessels provide increased capacity and fuel efficiency. As a result, cargo shippers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 10,000 TEUs represented approximately 82% of the current global order book based on TEU capacity as of December 2016. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade zone will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfers, which are referred to as “fleet cascading,” may in turn generate similar effects in the other, smaller trade zones in which ZIM operates. ZIM does not currently have agreements in place to procure or charter large container vessels, and the continued deployment of larger vessels by ZIM’s competitors will adversely impact ZIM’s competitiveness if ZIM is not able to acquire, charter or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated due to ZIM’s inability to participate in certain alliances and thereby access lager vessels for deployment. Even if ZIM is able to acquire or charter larger vessels, ZIM may be unable to achieve utilization rates necessary to operate such vessels profitably.

The expansion of the Panama Canal may have an adverse effect on ZIM’s results of operations.

The Panama Canal plays a key role in the delivery of cargo to the United States via the U.S. east coast and the Gulf of Mexico. With the completion of Panama Canal expansion project in June 2016, the Panama Canal can accommodate container vessels with capacities of 13,000-14,000 TEUs, which can then access via the Panama Canal the Pacific trade zone, which is one of ZIM’s strategic trade zones. The introduction of such vessels within this trade zone may require shipping liners seeking to remain competitive, including ZIM, to alter their fleet composition and incorporate larger vessels into their Panama Canal operations. ZIM currently does not have any agreements in place to procure or charter-in large container vessels. If ZIM’s competitors successfully deploy large vessels into this trade, a significant portion of its vessels will become increasingly less efficient to operate via the Panama Canal and, if ZIM is unable to incorporate larger vessels into its fleet, this could adversely affect the business within this key trade zone. ZIM may need to reroute some of ZIM’s shipping lines to remain competitive and cannot predict the effects of any such changes in the shipping lines.

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

There are numerous risks related to the operation of sailing vessels, including dangers associated with potential port closures, marine disasters, mechanical failures, collisions, lost or damaged cargo, contraband smugglers, poor weather conditions, the content of the load, exceptional load, meeting deadlines, risks of documentation, maintenance and the quality of fuels, piracy, shortages of containers, shortages of qualified sea and shoreside personnel and maritime arrests arising from unsatisfied debts, claims or damages. The occurrence of any of the aforementioned risks could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and ZIM may not be adequately insured against any of these risks.

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

As a result of conditions in the container shipping market, Kenon conducted an impairment test in relation to its 32% equity investment in ZIM as of June 30, 2016 in accordance with IAS 36 and IAS 28. Kenon concluded that as of June 30, 2016, the carrying amount of its investment in ZIM was higher than the recoverable amount, and therefore, Kenon recognized an impairment loss of $72 million with respect to its investment in ZIM in 2016. After the impairment, the carrying amount of Kenon’s 32% equity investment in ZIM is $82 million as of December 31, 2016. If ZIM is not commercially successful or, if due to economic or other conditions, our assumptions regarding the performance of ZIM are not achieved or are revised downward, we would likely be required to record further impairment charges. Given the current economic and competitive environment, and the uncertainties regarding the impact on such restructuring and environment on ZIM, we cannot assure you that the estimates and assumptions made for purposes of our impairment testing will prove to be accurate predictions for the future. Additionally, any public listing of ZIM’s shares may also affect the value of our interest in ZIM and may therefore result in our recognition of an impairment charge in respect of our investment in ZIM. Any impairment charges in respect of our investment in ZIM could have a material adverse effect on our financial condition or results of operations.

Risks Related to our Other Businesses

Primus relies on Kenon to finance its operations.

The implementation of Primus’ business plan requires additional capital to enable Primus to continue to develop its commercial operations. Primus expects such funding to be provided by us either through capital contributions or shareholder loans, or by new investors in Primus.

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

Primus is an early stage company. The risks and uncertainties associated with the operation of an early stage company include a potential inability to:

•	commence projects on the current, or any revised, schedule in compliance with the budget;

•	secure necessary capital;

•	successfully negotiate with government agencies, vendors, customers, feedstock suppliers or other third parties;

•	effectively manage rapid growth in personnel or operations;

•	successfully manage its existing, or enter into new, strategic relationships and partnerships;

•	recruit and retain key personnel;

•	adequately protect its intellectual property; and

•	develop technology, products or processes that complement existing business strategies or address changing market conditions.

If Primus is unable to adequately address any of these risks, this could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

Primus’ STG+ process may not generate methanol or fuel that satisfies required specifications.

The commercialization of Primus’ technology contemplates the production of liquids that satisfy certain specifications. If any of the liquids produced by Primus’ STG+ process are unable to satisfy required specifications, Primus may be unable to market and commercialize its proprietary liquids technology, the STG+ process. Any change in such specifications, could increase Primus’ expenses or delay the commercialization or viability of Primus’ gas monetization technology, which could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

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

The liquids that Primus produces using its STG+ process (gasoline and methanol) will compete in markets with refined petroleum products. Because natural gas, or syngas derived from natural gas, will be primarily used as the feedstock in Primus’ STG+ process, an increase in natural gas prices relative to prices for refined petroleum products, or a decrease in prices for refined petroleum products, could adversely affect demand for Primus’ technology. The price and availability of natural gas and refined products may be affected by numerous factors, including the level of consumer product demand, weather conditions, the availability of water for fracking, domestic and foreign government regulation (including regulation of fracking), the actions of the Organization of Petroleum Exporting Countries, political conditions in oil and natural gas producing countries, the supply of domestic and foreign crude oil and natural gas, the location of any plants developed by Primus vis-á-vis natural gas reserves and pipelines, the capacities of such pipelines, fluctuations in seasonal demand, governmental regulations, the price and availability of alternative fuels and overall economic conditions. For example, recent trends in crude oil prices have led to significant declines in gasoline prices which affects the economic feasibility of new projects using the STG+ technology. Primus cannot predict future demand and prices for natural gas or refined products, and a relative increase in the price of natural gas could have a material adverse effect on its business, financial condition, results of operations or liquidity.

The decrease in the cost of fuel or electricity generated by traditional sources may cause the demand for the services provided by Primus to decline.

Decreases in the costs associated with traditional sources of fuel or electricity, such as prices for commodities like crude oil, coal, fuel oil and natural gas, have reduced, and could adversely affect the demand for the solutions provided by Primus. Crude oil prices, for example, have fallen considerably in recent years. The cost of fuel may be further reduced by changing global supply-demand dynamics, the discovery of large new deposits of traditional fuels and technological progress, among other causes. These fuel price reductions have, and future reductions could further, reduce the demand for the solutions offered by Primus.

Primus’ success depends, in part, upon its ability to protect its intellectual property.

Primus has independently developed, patented and owns numerous processes related to liquids synthesis, gasoline composition, and incremental improvements and customizations. If Primus fails to protect its intellectual property rights adequately, its competitors might gain access to its technology, and its competitive advantage, brand or business may be adversely affected.

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

A significant portion of our shares are held by Ansonia, which holds approximately 58% of our shares. If Ansonia sells, or indicates an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception that any such sales may occur, including the entry of any of Ansonia into programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares and/or could impair the ability of any of our businesses to raise capital.

Control by principal shareholders could adversely affect our other shareholders.

Ansonia beneficially owns approximately 58% of our outstanding ordinary shares and voting power. Ansonia therefore has a continuing ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our constitution, a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Ansonia’s interests as a principal shareholder may conflict with the interests of our other shareholders and Ansonia’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests.

In addition, the loans that Ansonia made to our subsidiary Quantum (which were used by Quantum to make back-to-back loans to Qoros) may be converted into equity of Quantum at a discount to the implied value of Qoros based upon the receipt of third-party financing. Accordingly, upon such conversion, Kenon’s indirect interest in Qoros will be diluted, which will result in economic dilution and Kenon having less control over the Qoros’ business. In connection with the loan agreement, Ansonia also has certain consent rights with respect to actions that we take in respect of our interest in Qoros. For further information on Ansonia’s agreement to invest in Qoros, see “Item 5.B Liquidity and Capital Resources—Qoros’ Liquidity and Capital Resources—Material Indebtedness—Shareholder Loans.”

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

As a foreign private issuer, we have followed certain, and may follow, home country corporate governance practices instead of otherwise applicable SEC and NYSE corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.

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

In addition, we are not required to maintain a board comprised of a majority of independent directors and a fully independent nominating and corporate governance committee. We generally seek to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies. However, we do not fully comply such rules; for example, we do not have a fully independent nominating and corporate governance committee. We may, in the future, decide to rely on other foreign private issuer exemptions provided by the NYSE and follow home country corporate governance practices in lieu of complying with some or all of the NYSE’s requirements.

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

Singapore corporate law may delay, deter or prevent a takeover of our company by a third-party, and as a result of a waiver from application of the Code, our shareholders may not have the benefit of the application of the Singapore Code on Take-Overs and Mergers, which could adversely affect the value of our ordinary shares.

The Singapore Code on Take-overs and Mergers and Sections 138, 139 and 140 of the Securities and Futures Act, Chapter 289 of Singapore contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of US$5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

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

Accordingly, Kenon’s shareholders will not have the protection or otherwise benefit from the provisions of the Singapore Code on Take-overs and Mergers and the Securities and Futures Act to the extent that this waiver is available.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting of shareholders held in 2016, or the 2016 AGM, our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2017, or the 2017 AGM, or the expiration of the period by which the 2017 AGM is required to be held) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2016 AGM and shareholders will be asked to renew this authority at the 2017 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based upon, among other things, the valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our previous taxable year ended December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, 25% or more (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

In addition, we and our businesses operate in, are incorporated in and are tax residents of various jurisdictions. The tax authorities in the various jurisdictions in which we and our businesses operate, or are incorporated, may disagree with and challenge our assessments of our transactions (including any sales or distributions), tax position, deductions, exemptions, where we or our businesses are tax resident, or other matters. If we, or our businesses, are unsuccessful in responding to any such challenge from a tax authority, we, or our businesses, may be unable to proceed with certain transactions, be required to pay additional taxes, interest, fines or penalties, and we, or our businesses, may be subject to taxes for the same business in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. Even if we, or our businesses, are successful, responding to such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our operations or businesses or from the operations of our businesses. Therefore, a challenge as to our, or our businesses’, tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity or the business, financial condition, results of operations or liquidity of our businesses.

Our shareholders may be subject to non-U.S. taxes and return filing requirements as a result of owning our ordinary shares.

Based upon our expected method of operation and the ownership of our businesses following the spin-off, we do not expect any shareholder, solely as a result of owning our ordinary shares, to be subject to any additional taxes or additional tax return filing requirements in any jurisdiction in which we, or any of our businesses, conduct activities or own property. However, there can be no assurance that our shareholders, solely as a result of owning our ordinary shares, will not be subject to certain taxes, including non-U.S. taxes, imposed by the various jurisdictions in which we and our businesses do business or own property now or in the future, even if our shareholders do not reside in any of these jurisdictions. Consequently, our shareholders may also be required to file non-U.S. tax returns in some or all of these jurisdictions. Further, our shareholders may also be subject to penalties for failure to comply with these requirements. It is the responsibility of each shareholder to file each of the U.S. federal, state and local, as well as non-U.S., tax returns that may be required of such shareholder.

ITEM 4.                     Information on the Company

A.            History and Development of the Company

We were formed in 2014 to be the holding company of certain companies that were currently owned (in whole, or in part) by IC in connection with our spin-off from IC in January 2015. We currently own the following subsidiaries and associated companies:

•	a 100% interest in IC Power, a leading owner, developer and operator of power generation and distribution facilities located in key energy markets in Latin America, the Caribbean and Israel;

•	a 50% interest in Qoros, a China-based automotive company;

•	a 32% interest in ZIM, a large provider of global container shipping services; and

•	a 91% interest in Primus, an innovative developer and owner of a proprietary natural gas-to-liquids technology process.

In connection with our spin-off from IC, we also held a 29% interest in Tower, a NASDAQ- and TASE– listed specialty foundry semiconductor manufacturer. In July 2015, we completed a pro-rata distribution in specie of substantially all of our interest in Tower. In 2016, we sold our remaining interest in Tower.

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

B.            Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage companies.

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operation of the following businesses: (i) IC Power, a power generation and distribution company that has experienced growth in its revenues and generation capacity since its inception in 2007, in which we have a 100% equity interest, and (ii) Qoros, a China-based automotive company in which we have a 50% equity interest, that is seeking to deliver international standards of quality, safety, and innovative features to the large and fast-growing Chinese automotive market and commenced commercial sales at the end of 2013. We will continue to monitor and assess strategic opportunities with respect to our interests in IC Power and Qoros.

In the case of IC Power, we intend to continue to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from opportunistic dispositions by IC Power of assets, including mature assets. In January 2017, IC Power commenced a roadshow for an IPO of IC Power's ordinary shares; however, in light of market conditions, IC Power withdrew its IPO, as the IPO was not deemed to be in the best interests of IC Power and Kenon at such time. We are evaluating various strategic alternatives with respect to our interest in IC Power and its businesses, which may include a future offering, listing, distribution or monetization of IC Power or its subsidiaries.

In the case of Qoros, we have used a significant portion of our liquidity and capital resources that we received in connection with our spin-off from IC to support Qoros through shareholder loans and guarantees in respect of Qoros’ debt, and we have no obligation to provide further funding to Qoros. In light of our strategy to refrain from material "cross-allocation" (i.e. investing returns from one business into another), Kenon has been seeking other sources of financing for Qoros, as well as opportunities for Kenon to provide financing to Qoros in connection with a reduction of Kenon's back-to-back guarantee exposure to Qoros (i.e., investments in Qoros that do not increase Kenon's exposure to Qoros). In line with this strategy, in December 2016 and March 2017, Kenon entered into agreements with Chery to provide financing to Qoros of up to RMB1,027 million in connection with a full release of Kenon's back-to-back guarantee obligations to Chery (which obligations were RMB1,100 million, plus certain interest and fees, prior to such investments). Pursuant to these agreements, Kenon has funded shareholder loans of RMB638.5 million in connection with a RMB675 million reduction in its guarantee obligations to Chery, and may fund additional shareholder loans of RMB388.5 million to Qoros in connection with the full release of such back-to-back guarantee obligations.

Qoros will require additional financing, including the renewal or refinancing of its working capital facilities, to continue to operate and meet its operating expenses and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations. In April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest in Qoros in connection with the establishment of an NEV and conventional vehicle manufacturing base. Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. Such further investment, if provided, is expected to dilute Quantum's and Chery's interests in Qoros. In addition, Yibin may obtain significant control rights with respect to Qoros. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.”

We will continue to assess opportunities to support Qoros and its liquidity position and fundraising efforts. In addition, we will consider potential opportunities with respect to our interest in Qoros, including by potentially providing direct access to Qoros when we believe it is in the best interests of Qoros' development and our shareholders to do so.

We also hold interests in:

•
ZIM—A large provider of global container shipping services, which, as of December 31, 2016 operated 72 (owned and chartered) vessels with a total container capacity of 322,566 TEUs, and in which we have a 32% equity interest; and

•	Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process, in which we have a 91% equity interest.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. To the extent Kenon monetizes its businesses (i.e., through offerings or sales), it may either distribute the proceeds derived from such transactions to our shareholders or use such proceeds in connection with our back-to-back guarantees in respect of Qoros’ indebtedness or to repay amounts owing under the IC Credit Facility.

As we execute our strategy, we intend to operate under disciplined capital allocation principles designed to ensure the prudent use of our capital. We intend to refrain from acquiring interests in new companies outside our existing businesses. We do not intend to materially “cross-allocate” proceeds received in connection with distributions or sales of our interests in any of our businesses, among our other businesses. We will not make further investments in ZIM.

Our strategy set forth above is designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. However, we will be required to make determinations over time that will be based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlook. As a result, we will be required to exercise significant judgment while seeking to adhere to these capital allocation principles in order to maximize value for our shareholders and further the development of our businesses.

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

References to IC Power's business segments refer to the business segments of IC Power and not Kenon.

IC Power

IC Power, which accounted for 100% of our revenues in the year ended December 31, 2016, and 94% of our assets as of December 31, 2016, is a leading owner, developer and operator of power generation facilities located in key energy markets in Latin America, the Caribbean and Israel. Additionally, in January 2016, IC Power completed acquisition of Energuate (comprised of two electricity distribution companies in Guatemala (DEORSA and DEOCSA)), marking IC Power’s initial entry in the electricity distribution sector. The power generation companies within IC Power’s portfolio utilize a range of energy sources, including natural gas, hydroelectric, HFO, diesel and wind. IC Power principally focuses its generation operations in Latin American markets, which typically have higher growth rates of GDP and lower overall and per capita energy consumption, as compared with more developed markets. IC Power believes that economic growth in Latin American markets will drive increases in overall and per capita energy consumption and therefore require significant additional investments in power generation assets in those markets. As of December 31, 2016, IC Power’s installed capacity and proportionate capacity were 3,945 MW and 3,152 MW, respectively, including Samay I’s 632 MW cold-reserve thermoelectric plant in Peru, which reached COD in May 2016, CDA’s 545 MW hydroelectric plant located in Peru, which reached COD in August 2016, and Kanan’s 92 MW thermal generation project in Panama, which reached COD in April 2016.

In addition, OPC-Hadera has commenced construction of a cogeneration power station in Israel in June 2016, and the OPC-Hadera plant, which is expected to have a capacity of 140 MW, is expected to reach its COD by early 2019. IC Power expects that the total cost of completing the OPC-Hadera plant (including the consideration for the acquisition of OPC-Hadera) will be approximately $250 million. As of December 31, 2016, OPC-Hadera had completed approximately 35% of the project.

Between 2007 and December 31, 2016, IC Power invested approximately $3.2 billion in the acquisition, development and expansion of IC Power’s power generation and distribution assets. Of this amount, investment in power generation assets represented $2.9 billion, of which 88% represented investments in greenfield development (including investments made in CDA, Samay I and Kanan) and 12% represented acquisitions. IC Power has financed its greenfield development using a combination of cash on hand, debt financing and investments by minority shareholders at the asset level, and has financed the acquisitions of its power generation assets using cash on hand.

As of December 31, 2016, of the 3,396 MW that IC Power has added to its installed capacity since Inkia’s formation, 76% was derived from greenfield development projects, consisting primarily of IC Power’s construction of Kallpa’s combined cycle plant, Peru’s largest power generation facility, the construction of OPC-Rotem’s plant, which became Israel’s first IPP, the construction of the Samay I project, a cold-reserve thermoelectric plant in Peru, and CDA, a hydroelectric plant in Peru. In the same period, IC Power has acquired businesses with an aggregate installed capacity of 817 MW in Israel and five countries in Latin America.

By successfully pursuing growth opportunities, primarily through contracted greenfield development projects in existing markets and acquisitions of anchor investments in new markets, IC Power has expanded its regional presence, diversified its generation portfolio through the addition of various facilities which use a range of energy sources, and significantly increased its cash flows.

Additionally, in January 2016, IC Power completed acquisition of Energuate (comprised of two electricity distribution companies in Guatemala (DEORSA and DEOCSA)). As of December 31, 2016, Energuate provided electric service for approximately 1.7 million regulated customers in Guatemala (representing approximately 54% of Guatemala’s regulated distribution customers in 2016) and distributes energy across approximately 100,000 km2 in Guatemala, covering approximately 12 million inhabitants. Energuate operates approximately 70,000 km of distribution lines within Guatemala (representing approximately 83% of Guatemala’s distribution lines), and holds the non-exclusive right to distribute electricity within its service area until 2048. In the years ended December 31, 2016 and 2015, Energuate sold 2,316 GWh and 2,315 GWh of energy, respectively.

IC Power’s generation activities are conducted through various operating companies in which, with the exception of Pedregal, IC Power holds controlling interests. The following graphic sets forth IC Power’s generation companies as of December 31, 2016 (the percentage of holdings stated alongside each generation company is, in some cases, indirect holdings):

El Salvador

Nejapa ✓
140 MW
HFO
Ownership: 100%

Jamaica

JPPC ✓
60 MW
HFO
Ownership: 100%

Dom. Rep.(2)

CEPP ✓
67 MW
HFO
Ownership: 97%

Israel

OPC Rotem ✓
440MW
Natural Gas/Diesel
Ownership: 80%

OPC Hadera
18 MW
Natural Gas
Ownership: 100%
140MW(3)
Exp. COD: End of 2018

Panama

Pedregal ✓
54 MW
HFO
Ownership: 21%

Kanan ✓
92 MW
HFO
Ownership: 100%

Colombia

Surpetroil ✓
31 MW
Natural Gas
Ownership: 60%

Guatemala

Puerto Quetzal ✓
179 MW
HFO
Ownership: 100%

Peru

Kallpa ✓
1,063 MW(1)
Natural Gas
Ownership: 75%

Cerro del Aquila
545 MW*
Hydro
Ownership: 75%
COD: August 2016

Samay I ✓
632 MW
Diesel/Natural Gas
Ownership: 75%

Israel

Nicaragua

Amayo I / II ✓
63 MW
Wind
Ownership: 61%

Corinto ✓
71 MW
HFO
Ownership: 65%

Tipitapa ✓
51 MW
HFO
Ownership: 65%

Chile

Central Cardones ✓
153 MW
Diesel
Ownership: 87%

Colmito ✓
58 MW
Natural Gas/Diesel
Ownership: 100%

Bolivia

COBEE ✓
228 MW
Hydro/Natural Gas
Ownership: 100%

✓ Operating Assets | Internally developed assets (red box) | Assets under construction (green box)

________________

(1) Includes 193 MW capacity from Las Flores.
(2) Excludes Agua Clara, a 50 MW wind project, which is expected to commence commercial operations in 2018 (subject to the grant of a concession which remains outstanding).
 (3) OPC-Hadera currently operates an 18 MW plant. OPC-Hadera is currently developing a cogeneration plant, which is expected to have capacity of 140 MW.

The following table sets forth summary operational information regarding each of IC Power’s operating companies and associated company in its power generation business as of December 31, 2016, according to segment:

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Type of Asset	Weighted Average Remaining Life of Significant PPAs Based on Firm Capacity (Years)	LTM Energy Sales Under PPAs (GWh)[3]
Peru	Peru	Kallpa	75%	Natural Gas	1,063	797	Greenfield	7	6,182
	Peru	Samay I	75%	Diesel and Natural Gas	632	473	Greenfield	19	—
	Peru	CDA	75%	Hydroelectric	545	409	Greenfield	12	509

Israel	Israel	OPC-Rotem	80%	Natural Gas and Diesel	440	352	Greenfield	6[4]	3,908

	Israel	OPC-Hadera	100%	Natural Gas	18	18	Acquired	9	88

Central America	Nicaragua	Corinto	65%	HFO	71	46	Acquired	2	356
	Nicaragua	Tipitapa Power	65%	HFO	51	33	Acquired	2	364
	Nicaragua	Amayo I	61%	Wind	40	24	Acquired	8	142
	Nicaragua	Amayo II	61%	Wind	23	14	Acquired	8	95
	Guatemala	Puerto Quetzal	100%	HFO	179	179	Acquired	—	528
	El Salvador	Nejapa	100%	HFO	140	140	Original Inkia Asset	1	807
	Panama	Kanan	100%	HFO	92	92	Greenfield	4	523
								]
Other	Bolivia	COBEE	100%	Hydroelectric, Natural Gas	228	228	Original Inkia Asset	1	275
	Chile	Central Cardones	87%	Diesel	153	133	Acquired	—	—
	Chile	Colmito	100%	Natural Gas and Diesel	58	58	Acquired	1	254
	Dominican Republic	CEPP	97%	HFO	67	65	Original Inkia Asset	3	88
	Jamaica	JPPC	100%	HFO	60	60	Original Inkia Asset	1	390
	Colombia	Surpetroil	60%	Natural Gas	31	19	Acquired / Greenfield / Acquired	1	73
	Panama	Pedregal[5]	21%	HFO	54	11	Original Inkia Asset	1	289
Total Operating Capacity	3,945	3,152
_________________________

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.	Reflects energy sales under PPAs for the year ended December 31, 2016.
4.
Reflects the weighted average remaining life of OPC-Rotem’s PPAs with end users based on OPC-Rotem’s firm capacity. The IEC PPA (as defined below), which extends for an 18-year term and covers OPC-Rotem’s entire firm capacity, provides OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to end users. OPC-Rotem has exercised this option and sells all of its energy and capacity directly to 28 end users, as of December 31, 2016. For further information on the IEC PPA, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector.”

5.
Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associate.

IC Power’s Strengths

Strong track record in project development, with a disciplined approach to capital structure—IC Power leverages its core competencies—project identification, evaluation, development, construction and operation—to develop power generation facilities using various technologies in attractive markets that typically have relatively high GDP growth rates and relatively low levels of per capita energy consumption.

As of December 31, 2016, of the 3,396 MW that IC Power has added to its installed capacity since Inkia’s formation, 76% was derived from greenfield development projects. For example, in 2012, IC Power completed its third expansion of Kallpa’s gas-powered plant, which is the largest power generation facility in Peru in terms of capacity, by converting it into a combined cycle facility and thereby adding an additional 292 MW to the facility’s capacity. This expansion was completed on time and below budget. Additionally, in 2013, OPC-Rotem became the first IPP in Israel when IC Power completed the construction of its 440 MW combined cycle power plant. In 2016, IC Power also completed the development of Samay I’s 632 MW cold-reserve thermoelectric plant in Peru, CDA’s 545 MW run-of-the-river hydroelectric plant in Peru and Kanan’s 92 MW thermal generation project in Panama.

IC Power’s projects have been developed with a disciplined capital structure, which reflects its commitment to develop projects in accordance with three key fundamental principles. First, IC Power endeavors to construct projects by entering into turnkey EPC agreements that define the total project cost and the transfer most of the risks of construction delays and cost overruns to IC Power’s EPC contractors. For example, IC Power constructed Samay I and CDA plants pursuant to EPC contracts. Second, IC Power seeks to secure a revenue stream prior to the construction of its plants by sourcing and entering into long-term PPAs, which provide IC Power’s development projects with predictable projected margins and cash flows, before construction has commenced. Finally, IC Power leverages its EPC contracts and PPAs to secure long-term project financing agreements which are generally stand-alone, secured, project-specific, and with no or limited recourse to IC Power. Over the course of its history, IC Power has secured different types of financings (e.g., leases, local and international bonds, syndicated loans, etc.) during times of changing financial markets and in connection with its construction of various projects using a range of energy sources.

Long-term PPAs and supply agreements that limit exposure to market fluctuations—Most of IC Power’s generation subsidiaries typically enter into long-term PPAs, which generally limits their exposure to fluctuations in energy spot market rates, generates stable and predictable margins, and helps to create stability and predictability in IC Power’s cash flows. In the year ended December 31, 2016, IC Power made 90% of IC Power’s aggregate energy sales (in GWh) pursuant to long-term PPAs. As of December 31, 2016, the weighted average remaining life of IC Power’s significant PPAs was 8 years, and IC Power has historically sought, and will continue to seek, to renew its long-term PPAs as they expire.

As of December 31, 2016, the majority of IC Power’s PPAs were indexed to the price of the corresponding power plant’s operating fuel prices in U.S. Dollars (for plants that use fuel), and many of IC Power’s PPAs provided for payment in, or were linked to, the U.S. Dollar, thereby mitigating such plant’s exposure to fuel price and exchange rate fluctuations. Additionally, the counterparties to IC Power’s long-term PPAs are typically large local distribution companies or non-regulated customers, including subsidiaries of large multi-national corporations, which IC Power believes have strong credit profiles, mitigating the risk of customer default. Some of IC Power’s major non-regulated customers within Peru and Israel include Southern Peru Copper Corporation, Sociedad Minera Cerro Verde S.A.A. (a subsidiary of Freeport-McMoRan), Compañía Minera Antapaccay S.A. (a subsidiary of Glencore Xstrata), and Oil Refineries Limited, as well as governments and quasi-governmental entities.

As its power facilities utilize and are dependent upon natural gas, hydroelectric, HFO, diesel, wind, or a combination of these energy sources, IC Power seeks to enter into long-term supply and transportation agreements to acquire the necessary fuel for its facilities. For example, Kallpa, Samay I and OPC-Rotem, which own and operate IC Power’s largest plants, are party to long-term supply agreements, including natural gas supply agreements and transportation services agreements, that are material to their operations.

Attractive footprint in high growth markets—Currently, IC Power’s principal focus is on Latin American markets, which typically have higher growth rates of GDP and lower overall and per capita energy consumption, as compared with more developed markets. IC Power expects continued growth in these key markets, providing IC Power with the opportunity to generate attractive, risk-adjusted returns through additional investments in power generation assets in those countries.

IC Power is a leader, and the principal power producer, in its largest market, Peru, one of the fastest growing economies in Latin America, with an average GDP growth of approximately 5% per year from 2010 through 2016, according to the International Monetary Fund, a mature regulatory framework, and a well-run power system. In May 2016 and August 2016, Samay I (a 632 MW cold-reserve thermoelectric plant) and CDA (a 545 MW hydroelectric plant) reached their respective COD, providing an additional 1,177 MW of installed capacity to the Peruvian market. As of and for the year ended December 31, 2016, IC Power’s operating companies in Peru, Kallpa, Samay I and CDA had an installed capacity of 2,240 MW, representing 9% of Peru’s installed capacity, and generated 12% of the gross energy generated (in GWh) in Peru. IC Power’s Peruvian business represented 157% of IC Power’s net income, 45% of its Adjusted EBITDA, and 56% of its installed capacity as of and for the year ended December 31, 2016.

IC Power also operates OPC-Rotem, the first IPP in Israel, which, in 2013 following decades of state control, opened its electricity market to private power producers. As a result, the electricity market in Israel is still in the early stages of development. Israel’s energy consumption levels have increased in recent years and are expected to continue to increase in the near-term. As of and for the year ended December 31, 2016, OPC-Rotem had an installed capacity of 440 MW, representing approximately 3% of Israel’s installed capacity and 14% of the installed capacity of IPPs (excluding renewables), and generated 5% of the gross energy generated (in GWh) in Israel. As of and for the year ended December 31, 2016, OPC-Rotem represented 114% of IC Power’s net income, 15% of its Adjusted EBITDA, and 11% of its installed capacity. We believe that OPC-Rotem’s plant provides IC Power with a strategic advantage as an early entrant to the Israeli electricity market. Additionally, given Israel’s growing economy and the advanced age of its existing state-owned power generation facilities, we believe OPC-Rotem provides IC Power with the know-how and visibility to pursue additional power project opportunities in Israel, such as the acquisition and development of OPC-Hadera, which opportunities may become increasingly available to private sector participants such as IC Power.

In addition to its attractive positions in Peru and Israel, IC Power has also developed an attractive footprint in several markets in Latin America, including Chile, and has development offices in Mexico and Argentina. We believe that IC Power’s current platform, coupled with its agile and disciplined decision-making process, enables it to take advantage of opportunities as they arise.

Established and disciplined track record in acquiring generation assets—IC Power has acquired numerous generation assets since 2007, resulting in the expansion of its operations by 817 MW in Israel and five countries in Latin America. We believe IC Power’s recognition as a regional generator and developer with a relatively strong balance sheet, and its ability to act quickly with respect to acquisitions has complemented IC Power’s development capabilities by allowing it to strategically source and execute acquisitions. Furthermore, IC Power’s positioning as a mid-sized regional market participant allows IC Power to manage projects that are too small for large companies, as well as projects that are too large for small companies. Such acquisitions facilitate IC Power’s entry into new markets and allow IC Power to act as a consolidator in the countries in which IC Power already operates.

Platform for growth in electricity distribution sector through acquisition of Energuate—In January 2016, IC Power further expanded and diversified its portfolio by completing its acquisition of Energuate, which operates distribution companies in Guatemala, a country with a historically stable electricity sector framework. IC Power’s purchase of Energuate marks IC Power’s initial entry into electricity distribution and IC Power believes this purchase will provide it with a platform to further expand its distribution portfolio. As of December 31, 2016, Energuate provided electric service to approximately 1.7 million regulated customers in Guatemala (representing approximately 54% of Guatemala’s regulated distribution customers in 2016) and distributes energy to a service area of approximately 100,000 km2 in Guatemala, covering primarily rural areas with a population of approximately 12 million inhabitants. Energuate, the largest distribution company in Central America (according to population served), operates approximately 70,000 km of distribution lines within Guatemala (representing approximately 83% of Guatemala’s distribution lines) as of December 31, 2016. IC Power expects that Energuate’s sizeable distribution base and limited exposure to fluctuations in the cost of electricity (both as a result of Energuate’s entry into PPAs and a compensation framework anchored on predefined distribution tariffs) will provide IC Power with predictable cash flows from its operations, which IC Power believes will contribute significantly to its further expansion within the distribution industry. IC Power has created a new corporate platform with highly experienced executives from the Latin American distribution sector to manage IC Power’s distribution business. We believe that this will provide IC Power with the required organizational support to operate Energuate, as well as a strong platform for future expansion in the distribution business in the region.

Driving operational excellence through partnerships with leading OEMs and reliance on efficient technologies—IC Power seeks to optimize its power generation capacity by using leading technologies (e.g., turbines manufactured by Siemens, General Electric, Mitsubishi and Andritz) and entering into long-term service agreements with leading, multi-national OEMs. IC Power’s technologies and long-term partnerships enable its power generation assets to perform more efficiently and at relatively high levels of reliability. Additionally, its experienced staff is committed to increasing IC Power’s operating performance and ensuring the disciplined maintenance of its power generation assets. IC Power believes that its generation plants’ weighted average availability rate of 83% for the year ended December 31, 2016 was the result of its optimization efforts and IC Power’s commitment to improving its operating efficiency and performance.

Additionally, IC Power’s acquisition or construction of power generation assets that use efficient technologies (e.g., the conversion of Kallpa’s facility into a combined cycle operation in 2012) places its generation assets competitively in the dispatch merit order in certain of the countries in which IC Power operates. For example, Kallpa’s facility, a base load plant and combined cycle gas turbine, is among the first power plants to be dispatched, due to its efficiency and competitiveness in the dispatch stack. Similarly, CDA’s hydroelectric power plant, which reached COD in August 2016, is also among the first power plants to be dispatched in Peru. Having a portfolio which includes efficient power plants with lower production costs allows IC Power to potentially earn higher margins than companies that utilize certain other competing technologies in their plants and are therefore less competitive in the dispatch merit order.

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

In addition, in connection with its acquisition of Energuate in January 2016, IC Power recruited an experienced management team for IC Power’s distribution business. This management team consists of officers, some of whom were previously employed at Energuate, who work directly with IC Power’s management team to oversee and manage the Energuate business with IC Power, as well as local executives who manage Energuate’s day-to-day operations. Additionally, this management team has extensive experience managing large distribution companies in various countries throughout Central and South America, including Guatemala.

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

IC Power places particular focus on its ability to complete the development of its greenfield projects on time and within budget and will continue to use extensive project planning and contracting mechanisms to minimize its development risk. For example, in connection with its development activities, IC Power typically enters into lump-sum, turnkey EPC contracts to minimize its construction risks and mitigate construction cost overruns, while also entering into long-term PPAs to generate stable and predictable margins and cash flows; we believe this combination facilitates IC Power’s access to long-term construction financing. Engaging in such practices has allowed IC Power to successfully complete several thermal generation projects, including the conversion of the Kallpa facility into combined-cycle turbines, which added an additional 292 MW to the facility’s capacity, and IC Power’s development of the Samay I 632 MW cold-reserve thermoelectric plant. Additionally, IC Power’s first hydroelectric development, CDA’s plant, is fully operational at a cost of $1.8 million per MW, making CDA’s plant among the most efficiently constructed hydroelectric facilities in Latin America in terms of cost per MW.

Optimize portfolio to maximize returns while minimizing risk—IC Power regularly assesses its portfolio of operating companies and employs disciplined portfolio management principles to optimize its operations in light of changing industry dynamics in a particular country or region, create financing flexibility and address specific risk management and exposure concerns. IC Power’s strategy is to optimize the composition of its portfolio by focusing on profitable developments and acquisitions within key power generation markets typically in Latin America, the Caribbean and Israel.

For example, prior to IC Power’s 2014 acquisition of the Las Flores facility, a 193 MW thermal power generation plant (representing 145 MW on a proportionate basis), Las Flores had operated intermittently due to the lack of a long-term regular supply of natural gas. The Kallpa facility, which is located near the Las Flores plant, had an excess supply of natural gas. IC Power identified these and other potential synergies and, since its acquisition of the Las Flores facility, has been able to significantly improve the operations and generation activities of Las Flores’ plant, while also maximizing the use of the Kallpa facility’s natural gas supply and transportation capabilities. IC Power’s acquisition of Puerto Quetzal serves as another example of the portfolio optimization efforts. In addition to providing IC Power with an attractive entry point into the Guatemalan market, one of the barges it acquired from Puerto Quetzal was redeployed to Panama to allow Kanan to take advantage of a short-term supply shortfall in the Panamanian power market.

Additionally, in 2014, IC Power divested its 21% indirect equity interest in Enel Generación Perú, one of Peru’s largest power generation companies. While the Enel Generación Perú investment was a strong cash flow generator which helped to fund the initial stages of IC Power’s growth, it opted to sell this investment in order to redeploy the proceeds from such sale into projects in which it has have a majority control and which it believes will have a better risk and return profile for its shareholders over the long-term. IC Power continues to assess opportunities to optimize its portfolio of businesses to maximize shareholder returns, which strategy may include selling interests in certain of its assets.

Complement IC Power’s organic development with dynamic and disciplined acquisitions—IC Power seeks to invest in countries and/or assets where it can significantly increase its cash flows and optimize its operations. Therefore, in addition to greenfield developments, IC Power also seeks to enter into and/or expand its presence in attractive markets by acquiring controlling interests in operating assets to anchor IC Power’s geographical expansion. For example, IC Power acquired power generation assets in Nicaragua, Guatemala and Colombia, which represent its initial entry into these markets, through acquisitions of (1) ICPNH, which provided IC Power with controlling interests in two HFO and two wind energy Nicaraguan generation companies, (2) Puerto Quetzal, which provided IC Power with three power barges with HFO generators (one of which was transferred to IC Power’s subsidiary Kanan to allow it to take advantage of supply shortfalls in the Panamanian power market), and (3) Surpetroil, a company that utilizes stranded natural gas reserves in its production of energy. Additionally, consistent with its strategy of maintaining controlling interests in its power generation assets, in May 2014, IC Power increased its equity ownership in JPPC (which has an aggregate 60 MW of installed capacity in two HFO generation units in Jamaica) from 16% to 100%, and in January 2015, IC Power increased its equity ownership in Nejapa (which has 140 MW of installed capacity at an HFO power generation facility in El Salvador) from 71% to 100%. IC Power will continue to seek to leverage its acquisitions of assets in new markets and/or of assets utilizing a broad range of technologies (which may include new fuels, such as solar power) to generate attractive risk-adjusted returns.

Continue to expand and optimize IC Power’s operations within the electricity distribution sector—IC Power’s acquisition of Energuate represents IC Power’s initial entry into the electricity distribution business. IC Power intends to further expand its portfolio and diversify its revenue streams by applying its disciplined acquisition principles as it seeks to purchase additional distribution assets in countries where IC Power believes it can significantly increase its cash flows, optimize its operations, and leverage the experience gained from its acquisition of Energuate. Additionally, IC Power will endeavor to optimize Energuate’s existing distribution operations by targeting Energuate’s electricity losses (both commercial and technical) in the near- to medium-term. Energuate’s management intends to reduce commercial losses (e.g., losses from illegal connections, fraud and billing errors) through improving customer billing practices to increase collection rates, increasing targeted inspections and meter replacements, implementing a communication program with local communities and modernizing Energuate’s facilities to reduce tampering, especially in areas where electricity theft has been more prevalent, and reduce technical losses (i.e., losses occurring in the ordinary course of electricity distribution) by investing in the modernization of Energuate’s transmission grid and distribution system. To this end, IC Power has invested $28 million in capital expenditures relating to Energuate in the year ended December 31, 2016, and IC Power expects that its capital expenditures relating to Energuate will increase in the coming years.

Continue to enter into long-term PPAs with credit-worthy counterparties—In the year ended December 31, 2016, IC Power made 90% of its aggregate energy sales (in GWh) pursuant to long-term PPAs, many of which are denominated in, or linked to, the U.S. Dollar. IC Power’s strategy of generating strong and predictable cash flows from long-term PPAs has enabled it to successfully secure financing for its greenfield projects from a diverse international lender base to fund its development and construction projects. IC Power’s generation companies seek to enter into long-term capacity PPAs prior to committing to a new project so as to predict expected cash flows and margins of a particular asset, which facilitates its financing. For example, CDA, which reached COD in August 2016, has sourced and entered into three long-term PPAs beginning in 2016, 2018 and 2022 for a significant portion of its expected capacity, contracting most of the estimated firm energy it expects to generate between 2018 and 2027. As of December 31, 2016, the weighted average remaining life of CDA’s PPAs based on firm capacity was 12 years. The expected cash flows associated with such PPAs contributed to CDA’s attractive credit profile, which supported the financing of the CDA plant’s development. Similarly, prior to IC Power’s completion of the Samay I project, the Peruvian government guaranteed capacity payments for 600 MW for a 20-year period at rates above regulated capacity rates, which also provided support for the financing of the plant’s development. IC Power also continues to seek to enter into, or renew, long-term PPAs for its currently operating generation assets. For example, Kallpa entered into two PPAs with Southern Peru Copper Corporation, a 10-year PPA for 120 MW and a 10-year PPA for 70 to 85 MW, both starting in 2017. In addition to significantly improving IC Power’s access to financing with no or limited recourse to IC Power, its strategy of contracting its assets’ energy and capacity significantly reduces IC Power’s exposure to changes in spot prices.

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

In the Latin American and Caribbean markets that IC Power serves, the power utility market regulation generally allows for the sale and delivery of power from power generators (private or state-owned) to distribution companies (private or state-owned) and to non-regulated customers. Israel, another market that IC Power serves, has recently undergone significant structural changes. Until July 2013, when OPC-Rotem reached COD as the first IPP in Israel, IEC, a state-owned entity, operated as the sole large-scale provider of electricity in the country. Since then, other IPPs have begun operating in Israel and several other IPPs are expected to enter this market.

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

Peru

The power utility market in Peru is currently IC Power’s primary market of operation and, driven by the growth in GDP and the expansion of energy coverage, Peruvian energy consumption has grown in recent years. According to the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática—INEI), Peru had a population of approximately 31 million as of December 31, 2016. Peruvian GDP grew by 3.7%, 3.3% and 2.4% in 2016, 2015 and 2014, respectively. An increase in domestic demand, resulting from growth in the overall economic activity of Peru, an increase in the population’s income and consumption and an increase in investment in infrastructure, has also led to an increase in investments in value-added manufacturing processes to create products to serve the domestic market and for export. In addition, the availability and extraction of natural resources, in particular metals, has led to increased energy-intensive mining activity, which, according to the Ministry of Energy and Mines of Peru (Ministerio de Energía y Minas), or MINEM, has supported the increase in Peru’s energy consumption from 29,492 GWh in 2010 to 39,509 GWh in 2015, representing a CAGR of 6%. Nonetheless, the generation capacity in Peru is expected to increase at a faster rate than the demand for such electricity, resulting in a temporary oversupply of capacity in the Peruvian market, which may result in downward pressure on negotiated and spot energy and capacity prices in Peru in the short- to medium-term.

Spot prices in the Peruvian electricity market have recently experienced historically low levels primarily due to a sustained increase in installed capacity. A moderate demand growth, coupled with the increase in installed capacity has increased the reserve margin in Peru from 29.9% in 2011 to 59.1% in 2016 after CDA, Samay I, and other projects reached COD]. However, according to the COES, demand is expected to increase as a result of large mining and industrial projects such as Toquepala, Tambomayo and Shouxin, among others, as well as sustained growth in underlying demand. As a result, the COES expects the maximum demand to grow at a 6% CAGR between 2017 and 2020.

Total firm capacity is expected to increase at a 1.9% CAGR between 2017 and 2020. According to the COES, this additional increase in supply, coupled with demand growth, is expected to apply downward pressure to the reserve margin. The COES expects the reserve margin to reach 33.1% in 2020 (a decrease of 36%, as compared to the expected reserve margin in 2017). These factors may have implications for spot prices in the medium-term and may provide the conditions for an improvement in future PPA prices.

The following chart presents a breakdown of installed capacity in Peru based on generation technology and fuel source, as of December 31, 2016:

Installed Capacity by Generation Technology	Installed Capacity by Fuel Source

The power utility market in Peru has experienced significant changes in the past 20 years, as a result of privatizations following structural reforms initiated in 1992. In that context, the Peruvian power industry underwent a structural reform characterized by: (1) the enactment of a new regulatory model under the Electricity Concessions’ Law (Ley de Concesiones Eléctricas), or Law 25844; (2) the restructuring and reorganization of the vertically integrated state owned power utilities into non vertically integrated generation, transmission and distribution companies; (3) the privatization of most of the state owned utilities; (4) the promotion of private investment; (4) the regulation of the remuneration model for distribution and transmission activities based on cost-efficient standards; (5) the creation of an “open access” principle for the use of transmission and distribution networks; (6) the creation of a compensation system between generators that operates independently from contractual arrangements; and (7) the segmentation of power consumers as “regulated” and “non-regulated,” the latter being entitled to directly contract the supply of electricity from generators. From a regulatory perspective, the Peruvian system has split the regulatory roles among (1) an independent regulator, OSINERGMIN, (2) a policy body, the MINEM, and (3) a market operator that is a private entity, the Committee for the Economic Operation of the System (Comité de Operación Económica del Sistema Interconectado Nacional), or the COES. The structure and its separation have remained constant since the start of the reforms in 1992 and the economic model (i.e., marginal cost system) upon which the reform has been built is effectively embedded in the general electricity laws of Peru, providing long-term economic stability for investment.

The Law to Ensure Effective Development of Power Generation (Ley para Asegurar el Desarrollo Eficiente de la Generación Eléctrica), or Law 28832, published on July 23, 2006, and together with Law 25844, published on November 1992, introduced further changes to the power utility market and strengthened the model, mainly aiming to: (1) maintain the economic principles used in Law 25844 and add new measures to facilitate competition in the wholesale market; (2) reduce government intervention in establishing power generation tariffs; (3) allow power generation tariffs for regulated power consumers to reflect a competitive market, facilitating the construction of new generation plants when required; and (4) ensure a sufficient supply of power by reducing the power system’s exposure to the risks of high prices and rationing inherent to situations of undersupply of natural gas or transportation congestion. Law 28832 was approved as a consequence of a severe crisis in the Peruvian electricity market that resulted from, among other causes, OSINERGMIN defining the tariff at which distribution companies purchased electricity to supply to regulated customers at levels that did not reflect market conditions and were not attractive for generators to sell to distribution companies. The changes introduced by this law strengthened the model and incorporated mechanisms to effectively transfer risks from generators to end users that were not contemplated when the reforms were approved in 1992.

The reforms of 1992, together with the Peruvian Constitution of 1993, liberalized ownership across the Peruvian electricity sector and opened it to private investment, effectively eliminating any ownership restriction based upon nationality (except within 50 km of Peru’s international land borders, where certain restrictions apply) or otherwise. The privatization and concession award process was structured based upon the need to attract foreign investment and expertise that the country lacked. As a result of such ownership rules, the majority shareholders of almost all the private companies acting in the Peruvian electricity market are controlled by foreign investors. The second largest investors in the electricity sector are the Peruvian private pension funds administrated by the Private Pension Funds Administrators.

Since 1992, the Peruvian market has been operating based upon a marginal generation cost system. This system is embedded in the general electricity laws of Peru and is administrated by the COES. In such capacity the COES has as its main mandate the satisfaction of all the demand for electricity at any given time (i.e., periods of 15 minutes each) with the most efficient generation assets available at such time, independently of contractual arrangements between generators and their clients. For this purpose, the COES determines which generation facilities will be in operation at any given time with an objective of minimizing the overall system energy cost. Energy units are dispatched (i.e., ordered by the COES to inject energy into the system) on a real-time basis; units with lower variable generation costs are dispatched first and then other less efficient generation units will be dispatched, until the electricity demand is satisfied.

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

Generation companies in the Peruvian electricity market sell their capacity and energy under PPAs or in the spot market. The principal consumers under PPAs are distribution companies and non-regulated customers. Under regulations governing the Peruvian power sector, customers with a capacity demand above 2,500 kW participate in the non-regulated power market and can enter into PPAs directly with generation companies at freely-negotiated prices. Customers with a capacity demand between 200 kW and 2,500 kW may choose to participate in the non-regulated power market or contract as a regulated client with a distribution company. PPAs to sell capacity and energy to distribution companies for resale to regulated customers must be made at fixed prices based on public bids received by the distribution companies from generation companies or at the applicable bus bar tariff set by the OSINERGMIN. Generation companies are authorized to buy and sell capacity and energy in the spot market to cover their needs and their commitments under their PPAs. Customers that are entitled to participate in the non-regulated power market must enter into PPAs with generation or distribution companies covering all their electricity demand as they are not allowed to purchase energy or capacity directly in the spot market.

Within Peru, power is generally generated by hydroelectric or thermal power stations, including those power stations that use natural gas as fuel. The power generated by these power stations varies in accordance with the rainy seasons and rainfall patterns in each year. For example, greater amounts of hydroelectric power are dispatched between November and April in Peru – the Peruvian rainy season – than between May and October, when the volume of rainfall declines and operators have less water available for electricity generation in the reservoirs serving their plants. During periods of drought, thermal plants are used more frequently. During periods of excessive rainfall when hydroelectric plants increase their generation, there may be a reduction in the spot market prices in the system and also a reduced dispatch of thermal power plants. Accordingly, revenues within the Peruvian generation industry are generally subject to seasonality and the effects of rainfall. Although generators in Peru act to reduce this exposure to seasonality by contracting long-term PPAs, this effect cannot be completely neutralized. For further information on the impact of seasonality on IC Power’s operations, see “—IC Power’s Description of Operations—Seasonality.”

For further information on Peru’s regulatory environment, see “IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Peruvian Electricity Sector.”

The following table sets forth a summary of energy sales in the Peruvian market for the periods presented:

	Energy Sales
	Under PPAs
Year Ended December 31,	Distribution	Non-regulated
	(GWh)
2012	18,961	14,661
2013	19,880	15,841
2014	20,663	16,465
2015	21,988	17,521
2016	23,924	19,064

The demand for power and electricity in Peru is served by a variety of generation companies, including IC Power’s subsidiary Kallpa, Enel Generación Perú, a subsidiary of Enel, Electroperú, a state-owned generation company whose primary generation facilities are hydroelectric plants, Engie Energía Perú S.A. (formerly EnerSur S.A.), and Orazul Energy Egenor (formerly known as Duke Energy Egenor).

The following table sets forth a summary of the principal generation companies in Peru, indicating their capacity by type of generation, as of December 31, 2016:

	Capacity as of December 31, 2016
	Hydro	Combined Cycle- Natural Gas	Open- Cycle Natural Gas	Dual Fuel	HFO	Coal	Other	Total	Percentage of Installed Capacity
	(MW)								(%)
Engie Energía Perú S.A. (formerly EnerSur S.A.)	254	920	—	—	1,214	142	—	2,530	21
Edegel[1]	787	479	292	230	189	—	—	1,977	16
Kallpa	—	870	193	—	—	—	—	1,063	9
CDA[2]	545	—	—	—	—	—	—	545	5
Samay I	—	—	—	—	632	—	—	632	5
Electroperú	898	—	—	—	16	—	—	914	8
Other generation companies	2,205	565	530	—	574	—	575	4,449	36

Total	4,689	2,834	1,015	230	2,624	142	575	12,110	100
_______________________
 1 Includes Enel Generación Perú SAA, Enel Piura SA and Chinango SAC.
2 In March 2017, following the completion of CDA’s acceptance tests, COES, the Peruvian system operator, declared that the installed capacity of CDA had tested at 545 MW.

Israel

According to the Israel Central Bureau of Statistics, Israel had a population of approximately 8 million as of December 31, 2016. Israeli GDP grew by 2.8%, 2.6% and 2.8% in 2016, 2015 and 2014, respectively. Demand for electric power has increased in Israel in recent years due to, among other reasons, population growth, higher living standards and climate change.

Israel’s power generation units utilize fossil fuels almost exclusively. As of December 31, 2016, the installed capacity in Israel was approximately 16,543 MW, of which 10,634 MW was fueled by natural gas based upon information available from IEC’s financial report for 2014 and the EA.

Until July 2013, the state-owned IEC operated as the sole large-scale provider of electricity in Israel. However, PUAE (which was replaced by the EA in January 2016) incentives have encouraged private investments in the Israeli power generation market and OPC-Rotem and other IPPs now operate in the market with significant capacity. For example, in May 2014, Dorad Energy Ltd., or Dorad, became the second IPP to reach COD in Israel, adding capacity of 860 MW to the Israeli power market. In July 2015, the first of two units of the power plant of Dalia Power Energies Ltd., or Dalia, reached its COD. In September 2015, the second unit reached its COD, adding, together with the first unit, 910 MW to the Israeli power market. Other IPPs are in the process of constructing power plants, and are expected to reach their COD in the coming years.

As of December 31, 2016, OPC-Rotem had installed capacity of 440 MW, representing approximately 3% of Israel’s installed capacity and 14% of the installed capacity of IPPs (excluding self-generators), which had an aggregate installed capacity of approximately 3,060 MW as of December 31, 2016, according to the EA.

Sales of IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff issued by the EA and denominated in New Israeli Shekels. The EA operates a “Time of Use” tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day. Within Israel, the price of energy varies by season and demand period, with tariffs varying based upon the season—summer (July, August), winter (January, February, December) and transition (March-June, September-November)—and demand (peak, shoulder and off-peak). Generally, the tariffs in the winter and summer seasons are higher than those in the transition season, making Israeli power generators, including OPC-Rotem, more profitable, generally, in the winter and summer months, as compared to other months of the year.

The following tables set forth the tariffs and consumption blocks for each of the seasons set forth below, as of January 2017:

	Regulated “Generation Component” Tariff
	Winter	Transition	Summer
	(NIS per MWh)
Peak	663	276	696
Shoulder	380	214	267
Off-Peak	196	168	165
Weighted tariff		264

	Hours per Consumption Block[1]
	Winter	Transition	Summer
	(Hours)
Peak	410	1,932	315
Shoulder	206	946	315
Off-Peak	1,544	2,234	858
______________________
1.	The hours per consumption block may vary due to changes in the dates of weekdays, weekends and public holidays.

For information on the risks associated with the indexation of OPC-Rotem’s revenues and cost of sales to the EA’s generation component tariff and its potential impact on OPC-Rotem’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—The profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory costs and EA tariffs.”

The following table sets forth a summary of energy sales in the Israeli market for the periods presented:

Energy Sales
Year Ended December 31,	Distribution
(GWh)
2011	53,100
2012	57,900
2013	56,900
2014	58,296
2015	60,376

IEC has been classified by the Electricity Sector Law as an “essential service provider” and, as such, is subject to basic obligations concerning the proper management of the Israeli power utility market. These obligations include the filing of development plans, management of Israel’s power system, management of Israel’s power transmission and distribution systems, provision of backup and infrastructure services to IPPs and consumers, and the purchase of power from IPPs. IEC also transmits all of the electricity in Israel.

For further information on Israel’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector.” For information on the risks related to changes in Israel’s regulatory environment, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—The profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory costs and EA tariffs.”

Nicaragua

According to the World Bank, Nicaragua had a population of approximately 6 million as of December 31, 2016. Nicaraguan GDP grew by an estimated 4.5%, 4.9% and 4.0% in 2016, 2015 and 2014, respectively.

Nicaragua’s interconnected power system had an installed capacity of approximately 1,244 MW, consisting of thermal, wind, hydroelectric, geothermal and biomass power stations using HFO or diesel, which accounted for 55%, 15%, 11%, 11% and 8%, respectively, of Nicaragua’s capacity as of December 31, 2016 according to the National Dispatch Committee of Nicaragua (Centro Nacional de Despacho de Carga), or CNDC. Nicaragua is part of the SIEPAC, thereby permitting the creation of a Central American wholesale power generation market. For information on Nicaragua’s regulatory environment, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Nicaraguan Electricity Sector.”

The following table sets forth a summary of capacity and energy sales in the Nicaraguan market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2012	728	72	3,536	91
2013	740	72	3,695	133
2014	749	72	3,933	140
2015	736	79	4,051	185
2016	742	115	4,202	213

Guatemala

According to the World Bank, Guatemala had a population of approximately 16 million as of December 31, 2016. Guatemalan GDP grew by 3.5%, 4.1% and 4.0% in 2016, 2015 and 2014, respectively.

Guatemala’s interconnected power system had an installed capacity of approximately 3,398 MW, consisting of hydro, thermal and other technologies, which accounted for 38%, 57%, and 5%, respectively, of Guatemala’s capacity as of December 31, 2016 according to the Guatemalan electricity wholesale market administrator, or AMM (Administrador del Mercado Mayorista).

All capacity sales in Guatemala are made pursuant to PPAs. The following table sets forth a summary of capacity and energy sales in the Guatemalan market for the periods presented:

	Capacity Sales	Energy Sales
Year Ended December 31,	Under PPAs	Under PPAs	Spot Market
	(MW)	(GWh)
2012	1,533	7,500	1,056
2013	1,564	7,394	1,785
2014	1,635	8,223	1,899
2015	1,672	8,984	1,502
2016	1,702	10,624	790

El Salvador

According to the World Bank, El Salvador had a population of approximately 6 million as of December 31, 2016. Salvadorian GDP grew by 2.5%, 2.4% and 1.4% in 2016, 2015 and 2014, respectively.

Hydroelectric plants accounted for 34% of El Salvador’s capacity as of December 31, 2016 and geothermal plants accounted for 12%, based upon information available from the SIGET. The remaining 54% of El Salvador’s capacity was provided by thermal plants powered by HFO, diesel and bio-mass.

The following table sets forth a summary of capacity and energy sales in the Salvadorian market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(MW)		(GWh)
2012	655	332	3,122	2,761
2013	715	285	3,823	2,177
2014	764	271	4,176	1,891
2015	515	581	3,828	2,482
2016	687	398	2,946	3,405

Panama

According to the World Bank, Panama had a population of approximately 4 million as of December 31, 2016. Panamanian GDP grew by 5.2%, 5.8%, and 6.2% in 2016, 2015 and 2014, respectively.

Panama’s interconnected power system had an installed capacity of approximately 3,221 MW, mainly consisting of hydro, thermal, coal and other technologies, which accounted for 52%, 33%, 4% and 11%, respectively, of Panama’s capacity as of December 31, 2016, according to the National Dispatch Center of Panama (Centro Nacional de Despacho), or CND.

The following table sets forth a summary of capacity and energy sales in the Panamanian market for the periods presented:

	Energy Sales
Year Ended December 31,	Under PPAs	Spot Market
	(GWh)
2012	7,217	1,884
2013	7,359	2,615
2014	7,542	3,193
2015	8,858	2,656
2016	10,034	2,828

Bolivia

According to the World Bank, Bolivia had a population of approximately 11 million as of December 31, 2016. Bolivian GDP grew by 3.7%, 4.8%, and 5.8% in 2016, 2015 and 2014, respectively.

Based upon information available from the CNDC, Bolivia’s national dispatch committee, as of December 31, 2016, thermal plants fueled by natural gas and hydroelectric plants accounted for 72% and 25% of Bolivian capacity, respectively, while other technologies accounted for 4%.

Following the nationalization of Guaracachi, Valle Hermoso and Corani in May 2010 by the Bolivian government, all of the generation companies currently developing power projects in Bolivia are government-owned entities. It is unclear whether the Bolivian government will continue nationalizing entities involved in its power utility market and it is unclear whether such nationalization (if any) would be adequately compensated for by the Bolivian government. For further information on the Bolivian government’s acts of nationalization, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

In December 2011, the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. For further information on risks related to IC Power’s inability to renew, enter into, or replace long-term PPAs, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—IC Power’s generation companies may not be able to enter into, or renew existing, long-term contracts for the sale of energy and capacity, contracts which reduce volatility in IC Power’s results of operations.” For further information on Bolivia’s regulatory environment, see “—IC Power’s Description of Operations— Regulatory, Environmental and Compliance Matters—Regulation of the Bolivian Electricity Sector.”

Bolivian generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Bolivian market for the periods presented:

	Capacity Sales		Energy Sales
	Under PPAs	Spot Market	Under PPAs	Spot Market
Year Ended December 31,	Non-regulated		Non-regulated
	(MW)		(GWh)
2012	43	1,060	369	6,236
2013	47	1,119	368	6,645
2014	44	1,254	357	7,121
2015	47	1,317	360	7,583
2016	42	1,391	367	8,011

In Bolivia, wages are periodically increased by governmental decree and, as a result, labor costs, which already represent a significant portion of the operating expenses of Bolivian generation and distribution companies, are expected to continue to increase and represent a greater portion of generation expenses.

Chile

According to the World Bank, Chile had a population of approximately 8 million as of December 31, 2016. Chilean GDP grew by 1.7%, 2.3%, and 1.8% in 2016, 2015 and 2014, respectively.

Two of Chile’s four power systems represent a significant portion of its 22,412 MW electricity market. The largest of such systems is the Central Interconnected System, or the SIC, which has a capacity of 16,837 MW, primarily consisting of hydroelectric stations, dual-fueled power stations using liquid natural gas or diesel, coal-based power stations, and wind farms and solar power stations which accounted for 39%, 33%, 14% and 11%, respectively, of the SIC’s capacity as of December 31, 2016. The SIC serves approximately 93% of the Chilean population. The second largest power system is the SING system, which has a capacity of 5,401 MW and serves approximately 6% of the Chilean population.

The following table sets forth a summary of capacity and energy sales in the SIC for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Regulated customers	Non regulated customers	Regulated customers	Non regulated customers
	(MW)		(GWh)
2012	4,422	1,967	32,031	14,251
2013	4,765	2,029	33,511	14,266
2014	4,923	2,157	34,057	14,920
2015	4,935	2,172	34,410	15,142
2016	5,313	2,443	34,564	15,893

Dominican Republic

According to the Dominican Republic’s National Statistics Office (Oficina Nacional de Estadística), the Dominican Republic had a population of approximately 11 million as of December 31, 2016. The Dominican Republic’s GDP grew by 5.9%, 7.0% and 7.3% in 2016, 2015 and 2014, respectively.

Based upon information available from the OC, as of December 31, 2016, HFO plants accounted for 43.5% of the Dominican Republic’s capacity and hydroelectric plants accounted for 17.2%. The remainder of the Dominican Republic’s capacity was provided by open-cycle and combined-cycle plants fueled by natural gas, thermal plants fueled by coal, and wind plants. As of December 31, 2016, thermal plants in the Dominican Republic had a capacity of 2,863 MW, hydroelectric plants in the Dominican Republic had a capacity of 612 MW and wind and solar plants had a capacity of 115 MW, according to the OC.

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

Dominican Republic generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Dominican Republic market for the periods presented:

	Capacity Sales			Energy Sales
	Under PPAs		Spot Market	Under PPAs		Spot Market
Year Ended December 31,	Distribution	Other Non-regulated		Distribution	Other Non-regulated
	(MW)			(GWh)
2012	1,429	238	634	11,084	1,792	2,657
2013	1,676	212	569	10,929	2,164	3,114
2014	1,453	163	822	10,045	1,389	4,109
2015	1,110	183	1,010	9,411	1,557	4,268
2016	881	184	1,258	9,166	1,623	5,359

Jamaica

According to the World Bank, Jamaica had a population of approximately 3 million as of December 31, 2016. Jamaican GDP grew by 1.5%, 0.9%, and 0.5% in 2016, 2015 and 2014, respectively. Jamaica’s interconnected power system had an installed capacity of approximately 1,017 MW, consisting of thermal and renewable technologies, which accounted for 86% and 14%, respectively, of Jamaica’s capacity as of December 31, 2016, according to the Jamaica Public Service Company.

Unlike the other Latin American and Caribbean countries in which IC Power operates, or may operate in the future, Jamaica does not employ a marginal cost regulatory framework. Generation units are dispatched based on a merit order system per their production cost. The sole distributor of electricity purchase capacity and energy from all other generation companies via PPAs.

The following table sets forth a summary of capacity and energy sales in the Jamaican market for the periods presented:

	Capacity Sales	Energy Sales
Year Ended December 31,	Under PPAs	Under PPAs
	(MW)	(GWh)
2012	854	4,135
2013	854	4,142
2014	938	4,107
2015	935	4,209
2016	1,017	4,344

Colombia

According to the World Bank, Colombia had a population of approximately 48 million as of December 31, 2016. Colombia’s GDP grew by 2.2%, 3.1% and 4.6% in 2016, 2015 and 2014, respectively.

Colombia’s interconnected power system had an installed capacity of approximately 16,597 MW, consisting of hydro, thermal plants, cogenerators and wind, which accounted for 69.9%, 29.4%, 0.6% and 0.1%, respectively, of Colombia’s capacity as of December 31, 2016, according to the Mining and Energy Planning Unit (Unidad de Planeación Minero Energética), or UPME.

The following table sets forth a summary of energy sales and consumption in the Colombian market for the periods presented:

	Energy Sales		Energy Consumption
Year Ended December 31,	Under PPAs	Spot Market	Regulated	Non-regulated
	(GWh)		(GWh)
2012	67,183	17,016	39,175	19,800
2013	71,375	14,948	40,282	20,237
2014	69,846	15,544	42,323	20,867
2015	71,549	16,905	44,629	21,187
2016	65,669	20,143	45,029	20,806

Overview of Electricity Distribution Market

Guatemala

Background

During the 1970s, the Guatemalan government was the only distributor of electricity in Guatemala through INDE and Empresa Eléctrica de Guatemala, S.A., or EEGSA. In the next two decades, the Guatemalan electricity sector became increasingly privatized, and in 1994, the Guatemalan government adopted a new law to deregulate and privatize the Guatemalan electricity industry in order to encourage privately funded growth. In 1996, the Guatemalan government adopted the General Electricity Law (Ley General de Electricidad), which created a legal and regulatory framework designed to reduce government intervention and attract private investment into the sector.

Operations and regulations

Guatemalan distribution companies acquire electricity on behalf of their clients through PPAs from generation facilities, transport such electricity to their grids, and then deliver electricity through low-voltage and medium-voltage transmission lines to regulated customers and large users and perform a range of related services such as metering, billing and management. Distribution companies also collect tolls from large users for their use of the transmission grid.

The General Electricity Law provides that transmission companies and distribution companies must permit physical connections to the transmission and distribution systems for all customers in exchange for a toll. Large users are entitled to receive electricity from any source and transmission and distribution companies must allow such electricity to pass through their transmission and distribution lines. Distribution and transmission companies are entitled to collect distribution tariffs and transmission tolls for the use of their systems. Failure to provide such access by a transmission or distribution company may lead to fines and ultimately to the termination of such company’s distribution authorization.

There are three large distribution companies authorized to distribute electricity in Guatemala: EEGSA, which predominantly serves Guatemala City, Sacatepéquez and Escuintla (urban areas), and DEORSA and DEOCSA (which operate under the brand name “Energuate”). Guatemala has an electricity distribution market model that supports free access to any person or legal entity that fulfils the requirements of the General Electricity Law. Authorizations for distribution services are granted on a non-exclusive basis for specific geographic areas and have terms of up to 50 years. In addition to these large distribution companies, there are approximately 15 municipal distributors operating in the AMM.

Distribution companies are required to have PPAs in place with generation companies for the supply of sufficient electricity for the current year and the next year. Each year, the AMM estimates the demand for each distribution company for the period from May 1 through April 30 of the following year. Each distribution company is then required to establish its own projection of demand for the following period from May 1 through April 30. This projection of demand is then approved by the AMM and used to establish the distributor’s minimum contracting requirements. If there is a disagreement between the AMM and the distribution companies regarding the demand estimation, the electricity regulator will decide the estimation of the demand. If the contracted capacity and energy under a distributor’s PPAs are insufficient to meet the demand of its customers or prices under PPAs are not advantageous to a distributor, the distributor may make purchases on the spot market, if authorized by the CNEE or permitted under the terms of certain of its PPAs. Under these PPAs, the distributor has the option of purchasing from the generator or in the spot market if the spot market price is lower.

The industry is regulated by MEM, CNEE and AMM. The MEM is responsible for enforcing the General Electricity Law and the related regulations and for the coordination of policies between CNEE and the AMM. The CNEE acts as the technical arm of the MEM and determines the transmission and distribution tariffs while ensuring compliance with electricity laws. The AMM is a private entity that coordinates the operation of the generation facilities and international interconnections and transmission lines that form the Guatemalan National Electricity System. The AMM is responsible for the safety and operation of the Guatemalan National Electricity System, performing economically efficient dispatch, and managing electricity resources in a manner that seeks to minimize operating costs, including failure costs within restrictions imposed by the transmission system and service quality requirements.

For further information on distribution tariffs, see “—IC Power’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Tariffs and Tolls.”

For further information on macroeconomic conditions in Guatemala, see “—Overview of Electricity Generation Industry—Guatemala.”

IC Power’s Description of Operations

Generation Operations

IC Power’s generation operations are focused in Latin American and Caribbean markets—primarily Peru—characterized by relatively high rates of GDP growth and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power commenced commercial operations in Israel, operating the first large-scale private power plant in the country. IC Power’s portfolio includes power generation plants that operate on a range of energy sources, including natural gas, hydroelectric, HFO, diesel and wind. As of December 31, 2016, IC Power’s installed capacity and proportionate capacity were 3,945 MW and 3,152 MW, respectively, including Samay I’s 632 MW cold-reserve thermoelectric plant in Peru, which reached COD in May 2016, CDA’s 545 MW hydroelectric plant located in Peru, which reached COD in August 2016, and Kanan’s 92 MW thermal generation project in Panama, which reached COD in April 2016.

IC Power owns, operates and develops power plants to generate and sell electricity to distribution companies and non-regulated customers under long-term PPAs and to the spot market. IC Power’s largest generation asset is its Kallpa facility, a combined-cycle plant in Peru that includes three gas-fired generation turbines and is the largest power plant in Peru, in terms of capacity. In 2016, 90% of IC Power’s energy and capacity sales were pursuant to long-term PPAs, reducing IC Power’s exposure to fluctuating electricity and fuel prices. IC Power’s generation businesses sold 16,275 GWh of electricity during the year ended December 31, 2016; 6,996 GWh of this electricity, representing 43% of volume sold, to distribution companies, 7,586 GWh of electricity, representing 47% of volume sold, to consumers in the non-regulated markets, and 1,693 GWh of electricity, representing 10% of volume sold, in the spot markets. During the year ended December 31, 2016, IC Power’s operations in Peru generated 28% of IC Power’s consolidated revenues, 157% of its net income and 45% of IC Power’s Adjusted EBITDA.

The following chart sets forth the relative percentages of IC Power’s generation business’ installed capacity by energy source as of December 31, 2016:

Installed Capacity by Energy Source (December 31, 2016)[1]

3,945 MW2

1.	IC Power’s dual-fueled assets, COBEE, OPC-Rotem, Samay I and Colmito, are categorized as hydroelectric, natural gas, diesel and natural gas, respectively.
2.	Does not include the 140 MW cogeneration power station which OPC-Hadera began constructing in June 2016 as a greenfield project. COD is expected by early 2019.

The following chart sets forth the relative percentage of IC Power’s generation business’ installed capacity by segment as of December 31, 2016:

Installed Capacity by Segment (December 31, 2016)

3,945 MW1

1.	Does not include the 140 MW cogeneration power station which OPC-Hadera began constructing in June 2016 as a greenfield project. COD is expected by early 2019.

The following table sets forth summary financial information for IC Power’s subsidiaries and associate for the year ended December 31, 2016:

	Year Ended December 31, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	Net Income /(Loss)	Adjusted EBITDA	Outstanding Debt[2]	Net Debt[3]
	($ millions)
GENERATION
Peru segment
Kallpa	75	$438	$293	$32	$139	$414	$393
CDA	75	50	14	—	31	593	556
Samay I	75	40	16	1	19	339	321
Israel segment
OPC-Rotem	80	311	239	24	65	365	328
OPC-Hadera	100	45	43	—	2	—	(1)
Central America segment
ICPNH[4]	61-65	90	59	8	28	88	79
Puerto Quetzal	100	55	52	(2)	5	18	13
Nejapa	100	83	67	6	12	4	3
Cenérgica	100	24	15	3	4	—	(1)
Kanan	100	67	55	(8)	11	46	44
Guatemel	100	7	4	—	—	—	(1)
Other segment
COBEE	100	40	14	9	20	88	51
Central Cardones	87	13	1	2	9	35	32
Colmito	100	21	17	—	3	17	16
CEPP	97	29	24	—	3	11	9
JPPC	100	42	35	(1)	4	1	(2)
Surpetroil	60	8	8	(1)	—	2	1
Recsa	100	1	—	—	—	5	3
Holdings[5]
IC Power Distribution Holdings	100	—	—	(8)	—	119	119
Inkia & Other[6]	100	1	—	(48)	(5)	448	394
IC Power, ICPI & Other[7]	100	—	—	(31)	(12)	162	106
DISTRIBUTION
DEORSA	93	225	177	19	36	125	118
DEOCSA	91	284	226	16	46	192	183
TOTAL		$1,874	$1,359	$21	$420	$3,072	$2,764

1.
“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit), excluding share in income of associate.

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

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s generation subsidiaries for the year ended December 31, 2016:

	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss)	$32	$—	$1	$24	$—	$8	$(2)
Depreciation and amortization	45	7	8	25	2	11	3
Finance expenses, net	37	17	9	16	—	8	2
Income tax expense (benefit)	25	7	1	—	—	1	2

Adjusted EBITDA	$139	$31	$19	$65	$2	$28	$5

	Nejapa	Cenérgica	Kanan	Guatemel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$6	$3	$(8)	$—	$9	$2	$—
Depreciation and amortization	3	—	18	—	4	5	1
Finance expenses, net	—	—	2	—	4	1	2
Income tax expense	3	1	(1)	—	3	1	—
Adjusted EBITDA	$12	$4	$11	$—	$20	$9	$3

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power, ICPI & Other
	($ millions)
Net income (loss)	$—	$(1)	$(1)	$—	$(8)	$(48)	$(31)
Depreciation and amortization	3	4	1	—	—	13	—
Finance expenses, net	—	1	—	—	8	30	19
Share in income of associate	—	—	—	—	—	(1)	—
Income tax expense (benefit)	—	—	—	—	—	1	—
Adjusted EBITDA	$3	$4	$—	$—	$—	$(5)	$(12)

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$19	$16	$21
Depreciation and amortization	11	8	172
Finance expenses, net	9	6	171
Share in income of associate	—	—	(1)
Income tax expense	7	6	57
Adjusted EBITDA	$46	$36	$420

2.	Includes short-term and long-term debt and excludes loans and notes owed to a parent company.
3.
Net Debt is defined as total debt attributable to each of the companies, excluding debt owed to a parent company, and the cash and short term deposits and restricted cash of the relevant company. Net Debt is not a measure recognized under IFRS. The tables below set forth a reconciliation of total debt to net debt for IC Power and its subsidiaries.

	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$414	$593	$339	$365	$—	$88	$18	$4	$—	$46
Cash	21	37	18	37	1	9	5	1	1	2
Net Debt	$393	$556	$321	$328	$(1)	$79	$13	$3	$(1)	$44

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Recsa	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$88	$35	$17	$11	$1	$2	$5	$119	$448
Cash	1	37	3	1	2	3	1	2	—	54
Net Debt	$(1)	$51	$32	$16	$9	$(2)	$1	$3	$119	$394

	IC Power, ICPI & Other	DEOCSA	DEORSA	Total IC Power
	($ millions)
Total debt	$162	$192	$125	$3,072
Cash	56	9	7	308
Net Debt	$106	$183	$118	$2,764

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

6.	Outstanding debt includes $448 million for Inkia.
7.	Includes $12 million of IC Power’s outstanding debt, $52 million of ICPI’s debt and $97 million of Overseas Investment Peru’s debt.

The following table sets forth summary financial information for IC Power’s generation subsidiaries and associates for the year ended December 31, 2015:

	Year Ended December 31, 2015
Entity	Ownership Interest (%)	Sales	Cost of Sales	Net Income /(Loss)	Adjusted EBITDA	Outstanding Debt[2]	Net Debt[3]
	($ millions)
Peru segment
Kallpa	75	$448	$279	$43	$152	$416	$388
Assets in advance stages of construction
CDA	75	—	—	(8)	—	536	519
Samay I	75	—	—	(4)	—	285	253
Israel segment
OPC-Rotem	80	318	235	20	79	383	255
OPC-Hadera	100	8	7	2	—	—	—
Central America segment
ICPNH[4]	61-65	111	73	17	36	99	76
Puerto Quetzal	100	109	94	2	10	15	7
Nejapa	100	100	85	4	12	6	(3)
Cenergica	100	17	13	2	4	1	(1)
Assets in advance stages of construction
Kanan	100	—	—	—	—	—	(3)
Other segment
COBEE	100	43	18	10	21	69	50
Central Cardones	87	14	2	3	10	44	39
Colmito	100	28	25	1	3	16	15
CEPP	97	39	31	3	6	13	8
JPPC	100	45	41	(2)	2	5	1
Surpetroil	60	8	6	(1)	1	3	2
Holdings
Inkia & Other[5]	100	1	—	(32)	(4)	565	273
IC Power, ICPI & Other[6]	100	—	—	(7)	(6)	109	24
Total		$1,289	$909	$53	$326	$2,565	$1,903
__________________________

1.	“Adjusted EBITDA” for each entity for the period is defined as income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt.
3.
Net Debt is defined as total debt attributable to each of IC Power’s subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net Debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Outstanding debt includes Inkia for $448 million and $117 million for ICPDH.
6.	Includes $12 million of outstanding IC Power debt and $97 million of ICPI debt.

The following tables set forth a reconciliation of income (loss) to Adjusted EBITDA for IC Power’s generation subsidiaries for the year ended December 31, 2015:

	Kallpa	CDA	Samay I	OPC-Rotem	OPC- Hadera	ICPNH	Puerto Quetzal
	($ millions)
Income (loss)	$43	$(8)	$(4)	$20	$2	$17	$2
Depreciation and amortization	50	—	—	26	—	10	3
Finance expenses, net	36	3	3	26	(3)	9	2
Income tax expense (benefit)	23	5	1	7	1	—	3
Adjusted EBITDA	$152	$—	$—	$79	$—	$36	$10

	Nejapa	Cenérgica	Kanan	COBEE	Central Cardones	Colmito
	($ millions)
Income (loss)	$4	$2	$—	$10	$3	$1
Depreciation and amortization	4	1	—	4	4	1
Finance expenses, net	—	—	—	5	2	1
Income tax expense (benefit)	4	1	—	2	1	—
Adjusted EBITDA	$12	$4	$—	$21	$10	$3

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power, ICPI & Other	Total
	($ millions)
Income (loss)	$3	$(2)	$(1)	$(32)	$(7)	$53
Depreciation and amortization	3	4	3	6	—	119
Finance expenses, net	(1)	1	—	20	—	104
Income tax expense (benefit)	1	(1)	(1)	2	1	50
Adjusted EBITDA	$6	$2	$1	$(4)	$(6)	$326

The tables below set forth a reconciliation of net debt to total debt for IC Power’s generation subsidiaries.

	Kallpa	CDA	Samay I	OPC-Rotem	OPC Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica
	($ millions)
Total debt	$416	$536	$285	$383	$—	$99	$15	$6	$1
Cash	28	17	32	128	—	23	8	9	2
Net Debt	$388	$519	$253	$255	$—	$76	$7	$(3)	$(1)

	Kanan	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power, ICPI & Other	Total
	($ millions)
Total debt	—	$69	$44	$16	$13	$5	$3	$565	$109	$2,565
Cash	3	19	5	1	5	4	1	292	85	662
Net Debt	$(3)	$50	$39	$15	$8	$1	$2	$273	$24	$1,903

The following table sets forth summary financial information for IC Power’s generation subsidiaries as of and for the year ended December 31, 2014:

	Year Ended December 31, 2014
Entity	Ownership Interest (%)	Sales	Cost of Sales	Net Income /(Loss)	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
	($ millions)
Peru segment
Kallpa	75	$437	$270	$50	$154	$453	$428
Assets in advanced stages of construction
CDA	75	—	—	(5)	—	444	338
Samay I	75	—	—	—	—	145	11
Israel segment
OPC-Rotem	80	413	252	71	153	419	231
Central America segment
ICPNH[4]	61-65	125	98	6	22	108	92
Puerto Quetzal	100	33	29	(1)	3	32	14
Nejapa	71	132	119	4	11	—	(23)
Cenérgica	100	18	14	2	4	—	(4)
Assets in advanced stages of construction
Kanan	100	—	—	—	—	—	(4)
Other
COBEE	100	41	18	9	19	85	43
Central Cardones	87	11	2	(1)	7	48	44
Colmito	100	38	36	—	2	20	19
CEPP	97	73	56	9	16	30	22
JPPC	100	41	39	(2)	1	8	4
Surpetroil	60	9	3	2	5	3	2
Inkia & Other[5]	100	1	—	131	1	447	262
IC Power, ICPI & Other[6]	100	—	—	(19)	(3)	106	78
Total		$1,372	$936	$256	$395	$2,348	$1,557
__________________________

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

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Outstanding debt includes Inkia for $447 million.
6.	Includes $12 million of outstanding IC Power debt and $94 million of ICPI debt.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s generation subsidiaries for the year ended December 31, 2014:

	Kallpa	CDA	Samay I	OPC-Rotem	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss) for the year	$50	$(5)	—	$71	$6	$(1)
Depreciation and amortization	46	—	—	25	8	1
Financing expenses, net	35	—	—	31	7	1
Income tax expense (benefit)	23	(5)	—	26	1	2
Adjusted EBITDA	$154	$—	$—	$153	$22	$3

	Nejapa	Cenérgica	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss) for the year	$4	$2	$9	$(1)	$—
Depreciation and amortization	5	1	4	4	1
Financing expenses, net	—	—	4	2	1
Income tax expense	2	1	2	2	—
Adjusted EBITDA	$11	$4	$19	$7	$2

	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power, ICPI & Other	Total
	($ millions)
Net income (loss) for the year	$9	$(2)	$2	$131	$(19)	$256
Depreciation and amortization	3	3	1	6	—	108
Financing expenses, net	1	1	1	23	12	119
Income tax expense (benefit)	3	(1)	1	(8)	4	63
Asset write-off	—	—	—	35	—	35
Share in income (loss) from associates	—	—	—	(2)	—	(2)
Gain on bargain purchase	—	—	—	(68)	—	(68)
Measurement to fair value of pre-existing share	—	—	—	(3)	—	(3)
Net income from discontinued operations, net of tax, excluding dividends received from discontinued operations	—	—	—	(113)	—	(113)
Adjusted EBITDA	$16	$1	$5	$1	$(3)	$395

The tables below set forth a reconciliation of net debt to total debt for IC Power’s generation subsidiaries.

	Kallpa	CDA	Samay I	OPC-Rotem	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan	COBEE
	($ millions)
Total debt	$453	$444	$145	$419	$108	$32	$—	$—	$—	$85
Cash	25	106	134	188	16	18	23	4	4	42
Net Debt	$428	$338	$11	$231	$92	$14	$(23)	$(4)	$(4)	$43

	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	IC Power, ICPI & Other	Total
	($ millions)
Total debt	$48	$20	$30	$8	$3	$447	$106	$2,348
Cash	4	1	8	4	1	185	28	791
Net Debt	$44	$19	$22	$4	$2	$262	$78	$1,557

The following table sets forth summary operational information for IC Power’s generation subsidiaries and associated company as of and for the year ended December 31, 2016:

	Year Ended December 31, 2016
Entity	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Gross energy generated (GWh)	Availability factor (%)	Average heat rate[3]	Average sales price ($ per MWh)[4]	Average fuel cost ($ per MWh)
	Operating Companies
Peru segment
Kallpa	1,063	797	6,015	96%	7,675	74	26
Samay I	632	473	103	33%	10,240	426	106
CDA	545	409	693	33%	-	73	—
Israel segment
OPC-Rotem	440	352	3,487	91%	6,759	91	37
OPC-Hadera	18	18	102	95%	4,258	511	65
Central America segment
ICPNH	185	117	978	88%	5,845	95	41
Puerto Quetzal	179	179	364	95%	9,088	159	49
Nejapa	140	140	387	97%	9,621	217	65
Kanan	92	92	169	69%	9,939	409	61
Other
COBEE	228	228	889	92%	13,594	47	—
Central Cardones	153	133	1	98%	—	—	—
Colmito	58	58	9	99%	9,252	2,625	125
CEPP	67	65	264	78%	9,550	113	51
JPPC	60	60	408	85%	8,166	108	59
Surpetroil	31	19	75	97%	12,606	107	27
Pedregal	54	11	264	97%	8,832	134	50
Total	3,945	3,152	14,208
________________________________

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of the ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by the ownership interest in the entity that owns each such asset.
3.	Heat rate is defined as the number of Btus of energy contained in the fuel required to produce a kilowatt-hour of energy (btu/kWh) for thermal plants.
4.
Includes revenues from energy and capacity sales. Average sales prices are generally higher for IC Power’s generation businesses which generate a higher percentage of their total revenues through capacity sales.

The following table sets forth summary operational information for IC Power’s generation subsidiaries and its associated company for the year ended December 31, 2015:

	Year Ended December 31, 2015
Entity	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Gross energy generated (GWh)		Availability factor (%)	Average heat rate	Average sales price ($ per MWh)[3]	Average fuel cost ($ per MWh)
	Operating Companies
Peru segment
Kallpa	1,063	797	5,166		97	7,868	57	28
Israel segment
OPC-Rotem	440	352	3,811		99	6,730	80	36
OPC-Hadera	18	18	26	[4]	58	4,630	53	40
Central America segment
ICPNH	185	117	1,095		90	8,926	99	51
Puerto Quetzal	179	179	673		94	9,107	113	74
Nejapa	140	140	440		96	9,591	117	83
Other
COBEE	228	228	1,081		89	13,594	39	16
Central Cardones	153	133	4		97	11,241	217	229
Colmito	58	58	27		99	9,221	95	114
CEPP	67	65	298		81	9,470	125	73
JPPC	60	60	445		86	7,989	101	69
Surpetroil	20	12	43		96	13,829	104	38
Pedregal	54	11	356		94	8,859	107	71
Total	2,665	2,170	13,465
________________________

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of the ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by the ownership interest in the entity that owns each such asset.
3.
Includes revenues from energy and capacity sales. Average sales prices are generally higher for IC Power’s generation businesses which generate a higher percentage of their total revenues through capacity sales.

4.	Reflects gross energy generated (GWh) since IC Power acquired OPC-Hadera in August 2015.

The following table sets forth summary operational information for IC Power’s generation subsidiaries and its associated company as of and for the year ended December 31, 2014:

	Year Ended December 31, 2014
Entity[1]	Installed Capacity (MW)[2]	Proportionate Capacity[3]	Gross energy generated (GWh)	Availability factor (%)	Average heat rate	Average sales price ($ per MWh)[4]	Average fuel cost ($ per MWh)
	Operating Companies
Peru segment
Kallpa	1,063	797	5,920	97	7,105	55	24
Israel segment
OPC-Rotem	440	352	3,465	90	6,754	104	40
Central America segment
ICPNH	185	117	1,099	95	9,011	143	96
Puerto Quetzal	179	179	490	97	9,182	126	137
Nejapa	140	99	376	97	9,597	178	158
Other
COBEE	228	228	1,085	91	13,786	40	15
Central Cardones	153	133	—	97	12,238		—
Colmito	58	58	6	95	8,521	148	241
CEPP	67	65	242	89	9,539	227	146
JPPC	60	60	425	85	8,306	182	137
Surpetroil	15	9	48	84	14,900	140	21
Pedregal	54	11	405	93	8,800	196	129
Total	2,642	2,108	13,561
__________________________

1.	Does not include Enel Generación Perú, which IC Power sold in September 2014.
2.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset.
3.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by the ownership interest in the entity that owns each such asset.
4.
Includes revenues from energy and capacity sales. Average sales prices are generally higher for IC Power’s generation businesses which generate a higher percentage of their total revenues through capacity sales.

Peru Segment

The following summaries provide a description of the portfolio of generation assets in IC Power’s Peru segment.

Kallpa

IC Power owns 75% of Kallpa; the remaining 25% is held by Energía del Pacífico. Energía del Pacífico is a member of the Quimpac group, a Peruvian chemical company. Energía del Pacífico also holds a 25% interest in both CDA and Samay I. Kallpa is IC Power’s largest asset and the third largest power generation company in Peru in terms of installed capacity as of December 31, 2015. Kallpa owns and operates two power plants, including the largest power generation facility in terms of capacity in Peru, its largest market, which utilizes natural gas for its operations. The Kallpa facility’s combined cycle plants have a capacity of 870 MW, representing approximately 7% of the total capacity in Peru, as of December 31, 2016, following the 2012 conversion of this facility’s three natural gas-powered open-cycle generation turbines into combined cycle turbines with a 292 MW steam turbine. IC Power completed the conversion of the Kallpa facility in August 2012 at a cost of $337 million.

The Kallpa facility’s combined-cycle plants are among the most efficient plants in Peru (by cost of operations in U.S. Dollars per MW capacity) and were among the most efficient thermal plants in Peru in terms of heat rate in 2016, according to the COES. As a result of Kallpa’s efficiency and low cost of operations, Kallpa has a strong competitive position in the Peruvian market and is currently the largest thermoelectric power plant in Peru (according to market share, in terms of energy dispatched by thermoelectric power plants during 2016).

In April 2014, Kallpa purchased the 193 MW single turbine natural gas-fired plant “Las Flores,” which reached its COD in May 2010 and is located in Chilca, Peru, for $114 million, increasing Kallpa’s installed capacity from 870 MW to 1,063 MW, representing approximately 9% of the total installed capacity in Peru as of December 31, 2016. Prior to Kallpa’s acquisition of Las Flores in 2014, the Las Flores plant had operated intermittently due to the lack of a long-term regular supply of natural gas and an associated natural gas transportation contract. The Kallpa facility, which is located near the Las Flores plant, had an excess of available gas supply, and was, therefore, in a position to significantly improve the Las Flores plant’s operations and generation activities. Since Kallpa’s acquisition of Las Flores, Las Flores has been able to utilize Kallpa’s excess gas supply and enjoys several synergies in the use and transport of gas to its facility.

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

Kallpa has a long-term contract for the supply of natural gas not exceeding 100% of its installed capacity. The price that Kallpa pays for its supply of natural gas is based on a base price in U.S. Dollars set on the date of the supply agreement, indexed each year based on two producer price indices, with discounts available based on the volume of natural gas consumed. Kallpa’s PPAs are indexed to the underlying fuel cost under the related long-term supply agreements, which generally limits Kallpa’s exposure to fuel price fluctuations, including the impact of such fluctuations on IC Power’s margins.

During the years ended December 31, 2016, 2015 and 2014, Kallpa generated revenues of $438 million, $448 million and $437 million, respectively, representing 23%, 35% and 32% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, Kallpa generated 6,015 GWh, representing 12.4% of the Peruvian interconnected system’s energy production.

In the year ended December 31, 2016, approximately 96% of Kallpa’s aggregate energy sales (in GWh) were made pursuant to PPAs. As of December 31, 2016, all of Kallpa’s PPAs were indexed to the price of the corresponding power plant’s operating fuel prices in U.S. Dollars and provided for payment in, or were linked to, the U.S. Dollar, thereby generally limiting Kallpa’s exposure to fuel price and exchange rate fluctuations. As of December 31, 2016, the weighted average remaining life of Kallpa’s significant PPAs based on firm capacity was seven years. Kallpa has committed to sell more than 50% of its available energy (in MWh) in every year up to 2021.

The following table sets forth certain information regarding each of Kallpa’s turbines for each of the periods presented:

		As of	Years Ended December 31,
		December 31, 2016	2016		2015		2014
Turbine	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Kallpa I1	2007	186	1,314	98	954	91	1,243	96
Kallpa II1	2009	195	1,109	84	1,126	99	1,266	97
Kallpa III[1]	2010	197	1,257	99	1,218	99	1,262	96
Kallpa IV2	2012	292	2,016	99	1,759	95	2,027	98
Las Flores	2014	193	319	99	109	100	122	96
Total		1,063	6,015		5,166		5,920
_______________________

1.	Reflects the effective capacity of the turbine at its COD.
2.	Reflects the installed capacity. Kallpa IV is the steam turbine built to convert the Kallpa plant to combined cycle, which reached its COD in August 2012.

Kallpa’s turbines are maintained according to a predefined schedule based upon the running hours of each turbine and the manufacturer specifications particular to it. Kallpa anticipates the first maintenance of its Kallpa IV turbine to occur in 2018 or 2019. Kallpa’s maintenance schedule is coordinated with, and approved by, the COES. Kallpa is a party to a services contract with Siemens Energy, Inc. and a supply and support contract with Siemens Power Generation, Inc., each of which provides for an 18-year term of service for each of the Kallpa I, II and III turbines, or the equivalent of 100,000 hours of operation, beginning in March 2006, in December 2007, and in July 2008, respectively. These agreements have been amended to include Las Flores, thereby requiring the OEM to supply spare parts, hardware and maintenance services to Las Flores during the term of the agreement. IC Power also has relationships with the OEM and Sulzer, which each periodically perform onsite analyses and make annual recommendations regarding line maintenance. Spare parts for the Kallpa IV turbine are generally available and can be obtained from the OEM as well as from other suppliers.

Kallpa also generates revenue from ancillary services (principally transmission tolls that are typically passed through to Kallpa’s customers pursuant to its PPAs). During the years ended December 31, 2016, 2015 and 2014, Kallpa generated revenues from ancillary services of $89 million, $88 million and $73 million, respectively, representing 20%, 20% and 17% of Kallpa’s revenues for those years, respectively.

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

Cerro del Aguila (CDA)

IC Power owns 75% of CDA; the remaining 25% is held by Energía del Pacífico. CDA’s plant has an installed capacity of 545 MW as at March 2017, and is the largest privately-owned hydroelectric plant in Peru and among the largest in Latin America.

In October 2010, Kallpa entered into—and in June 2011, Kallpa transferred to CDA—a concession agreement with the Government of Peru that provides a concession, which grants Kallpa, for an unlimited term, the right to construct and operate a run-of-the-river hydroelectric project on the Mantaro River in central Peru. The CDA plant is located 16 kilometers downstream of Peru’s largest hydroelectric complex, formed by the Mantaro and the Restitución hydroelectric plants, with a capacity of 800 MW and 208 MW, respectively, and the Junin water reservoir, the largest in Peru. The Mantaro plants form the largest hydroelectric complex in Peru (in terms of capacity and generation), run as a year round base load unit and has stable generation levels. The Junin water reservoir is expected to provide a relatively constant water flow for the downstream power plants, benefiting CDA’s hydrology. CDA holds water rights granted by the National Water Authority (ANA—Autoridad Nacional del Agua) in connection with the operation of the CDA plant. IC Power estimates that the CDA plant will have an average annual load factor of 70%, which is significantly above the average (60%) for similar projects in Latin America. The CDA plant consists of a 6 kilometer head-race tunnel and a 17 kilometer transmission line.

CDA has entered into three PPAs—a 15-year PPA with Electroperú covering 200 MW of capacity and the associated energy that commences in 2016, a 10-year PPA with Luz del Sur S.A.A., Enel Distribución Perú S.A.A. and Edecañete S.A., covering 202 MW of capacity and the associated energy that commences in January 2018 and a 10-year PPA with Enel Distribución and Luz de Sur, covering 81 MW that commences in January 2022—which will account for a significant portion of CDA’s expected generation capacity. Assuming a consumption factor of between approximately 0.60 and 0.70 and certain volumes of capacity, peak and off-peak sales occurring at each PPA’s average price (from the beginning of the PPA until 2020), IC Power expects CDA’s PPA with Electroperú to generate annual revenues in the range of $81 million to $85 million per full year, CDA’s PPA with Luz del Sur S.A.A., Enel Distribución Peru S.A.A. and Edecañete S.A. to generate annual revenues in the range of $52 million to $56 million per full year and CDA’s PPA with Enel Distribución Perú S.A.A. and Luz del Sur S.A.A. to generate annual revenues in the range of $20 million to $22 million per full year. Kallpa has provided bank guarantees of $4 million and CDA has undertaken to provide bank guarantees of $19 million to secure obligations under the PPAs. As of December 31, 2016, the weighted average remaining life of CDA’s PPAs based on firm capacity was 12 years. The PPA with Electroperú has an average price of $54/MWh, capacity payments of $6.4/kW-month, is denominated in U.S. Dollars and is indexed to the U.S. producer price index. The PPA with Luz del Sur S.A.A., Enel Distribución Perú S.A.A. and Edecañete S.A. has an average price of $50/MWh, capacity payments of $6.6/kW-month, is denominated in the Peruvian Sol, but indexed to natural gas prices in Peru, which are denominated in U.S. Dollars, and indexed to the U.S. producer price index. The PPA with Luz del Sur S.A.A. and Enel Distribución Perú S.A.A. has an average price of $41/MWh, capacity payments of $6.5/kW-month, is denominated in the Peruvian Sol, but indexed to natural gas prices in Peru, which are denominated in U.S. Dollars, and indexed to the U.S. producer price index. Although CDA operates a hydroelectric plant, its PPAs are indexed to natural gas prices, exposing CDA to fluctuations in such prices.

CDA reached COD in August 2016. Prior to this, CDA did not recognize any revenues or operating income from its operations. Construction of the CDA plant is estimated to cost approximately $959 million. The CDA plant is fully operational at a cost of $1.8 million per MW, making the CDA plant among the most efficiently constructed hydroelectric facilities in Latin America industry in terms of cost per MW. Development of the CDA plant was financed with a $591 million syndicated credit facility, or the CDA Finance Facility, with export credit agencies, development banks and private banks, and collateralized by the assets of the project. The remaining portion of the cost of the CDA plant has been substantially financed with equity from each of Inkia and Energía del Pacífico. As of December 31, 2016, Inkia (through which IC Power holds interest in CDA) and Energía del Pacífico have invested $246 million and $82 million in CDA, respectively. In connection with the CDA Finance Facility, each of Inkia and Energía del Pacífico entered into an equity contribution and retention agreement with the administrative agent under the CDA Finance Facility and agreed, among other things, to provide contingent equity and credit support to cover cost overruns (this support obligation was limited, in Inkia’s case, to $44 million).  For further information regarding the terms of the CDA Finance Facility, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—CDA Finance Facility.”

In March 2017, following the completion of CDA’s acceptance tests, COES, the Peruvian system operator, declared that the installed capacity of CDA had tested at 545 MW, representing a 35 MW increase above CDA’s planned installed capacity. CDA is under discussions with the EPC contractor regarding the final reconciliation of construction costs.

In November 2011, CDA and Astaldi S.p.A. and GyM S.A., as contractors operating under the consortium name of Consorcio Río Mantaro S.A., or Río Mantaro, individually entered into a turnkey engineering, procurement and construction contract for the construction of the CDA plant, or the CDA EPC, pursuant to which each of Astaldi S.p.A. and GyM S.A. committed, on a joint and several basis, to construct the CDA plant by February 2016 and provide all services necessary for the design, engineering, procurement, construction, testing and commissioning of the CDA plant for approximately $700 million, payable on a monthly basis to Río Mantaro based upon construction completed in the previous calendar month. CDA’s payments to Río Mantaro were subject to adjustments made in accordance with the CDA EPC.

In April 2014, Astaldi S.p.A. and GyM S.A., the contractors under the CDA EPC delivered a claim to CDA, demanding a six-month extension for the completion of the construction of the CDA plant (from early 2016 to September 2016) and an approximately $92 million increase in the total contract price of the CDA plant’s development. In March 2015, IC Power, together with the CDA EPC contractors, amended the CDA EPC to address such claims. Pursuant to the amendment, IC Power has agreed to pay, subject to certain conditions, an additional $40 million and granted the extensions previously requested by the CDA EPC contractors.

Samay I

IC Power owns 75% of Samay I; the remaining 25% is held by Energía del Pacífico. In November 2013, Samay I won a public bid auction conducted by MINEM to build a cold-reserve open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa in southern Peru, with an installed capacity of approximately 600 MW (when operated with diesel fuel) at an estimated cost of $380 million. The two-bid auction, which was won by Samay I and a subsidiary of Engie, is part of an effort by the Peruvian government to promote the construction of a power node in southern Peru, which will be fueled by natural gas once a natural gas pipeline (the Gasoducto Sur Peruano, currently under construction) delivers gas to the area. Approximately 82% of the cost of the Samay I plant was financed with a $311 million seven-year syndicated secured loan agreement with Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC. The remaining 18% was financed with equity contributions from each of Inkia and Energía del Pacífico. Samay I invested $379 million (excluding $26 million of diesel fuel inventory) into the development of its facility and has fully drawn the $311 million Samay I Finance Facility (as defined below). For further information on the Samay I Finance Facility, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness——Samay I Finance Facility.”

The Samay I plant is expected to have three operational stages. In the current stage, it operates as a cold reserve plant with diesel until natural gas becomes available in the area through a pipeline currently under construction. It is uncertain when the pipeline will be completed. In the second stage, once natural gas becomes available to the facility through the new natural gas pipeline, the Samay I plant will have the obligation to operate as a natural gas-fired power plant and will be able to do so with minor investments by IC Power in Samay I’s facilities. When fueled by natural gas, the Samay I plant is expected to have an installed capacity of approximately 720 MW. Finally, following an additional investment in the conversion of the Samay I plant, which IC Power has not committed to make, the Samay I plant could operate as a combined cycle thermoelectric plant, which would increase Samay I’s installed capacity to approximately 1,080 MW. Samay I has entered into an agreement with the State of Peru, with a term of 20 years, under which Samay I will receive fixed monthly capacity payments denominated in U.S. Dollars and IC Power will pass-through all of the variable costs during the cold reserve phase, representing an aggregate amount of approximately $1 billion in revenues from the Samay I plant over the 20-year term of this agreement. The amount of monthly payments required to make up the total amount to which Samay I is entitled will be calculated by the COES, and will be paid by all generators that form part of the SEIN who, in their turn collect the corresponding fee from their customers through a surcharge in the transmission tariffs applicable to, and payable by, all end consumers. The surcharge does not involve the use of state funds or any appropriation process, being a mechanism that has been used for almost 20 years in Peru to cover the cost of various energy projects.

In the past, access to a supply of natural gas has been a primary factor that has limited the development of new power projects in Peru. For example, the Las Flores plant operated intermittently for four years when it did not have access to a firm supply of natural gas to support its operations. In contrast, in addition to receiving a 20-year stream of capacity payments, Samay I has an advantage in being one of only two power generation companies that have defined rights to a natural gas supply and transportation capacity once the Gasoducto Sur Peruano is completed. The developer of such pipeline has a contractual obligation under its concession agreement with the State of Peru to build a branch of the pipeline to connect it with the Samay I plant. IC Power’s strategic development of the Samay I plant will provide it with a significant advantageous position in the future southern Peru power node, which will develop once the Gasoducto Sur Peruano is completed. Pursuant to the terms of its tender, Samay I must receive gas and transportation services pursuant to terms which are similar to other power plants located in other parts of Peru and served by the existing TGP pipe line, such as the Kallpa plant. According to Law 29970, natural gas transportation costs of the Samay I plant will be eventually subsidized by additional tariffs on the electricity transmission toll periodically determined by OSINERGMIN with the purpose of decentralizing the generation of electricity with natural gas, which is one of the main purposes of the State of Peru developing the southern Peru power node. Electroperú has commenced negotiations with suppliers and concessionaires for the supply and transport of natural gas to each of Samay I and the other plant with a defined right to the firm supply of natural gas. However, as Electroperú may not be successful in obtaining an agreement which conforms to the conditions as contemplated in the tender documents of the cold reserve bidding process, IC Power believes Samay I has the right to reject entering into any supply and transportation agreements which do not comply with the conditions set forth in its tender.

In connection with the construction of its facility, Samay I entered into three EPC contracts with the following parties: (1) Posco Engineering & Construction Co., Ltd., or Posco, and Santos CMI Inc. (USA), for the design, construction and installation of the power station; (2) Abengoa Perú S.A. for the construction of the transmission line; and (3) Siemens Energy, Inc., Siemens S.A.C. and Siemens Power Generation, Inc. for the construction of the substation.

In May 2016, Samay I reached its COD on schedule, in accordance with the terms of its agreement with the Peruvian government, with a total development cost of $379 million (excluding $26 million of diesel fuel inventory). In July 2016, Samay I, Posco (the EPC contractor) and General Electric (the manufacturer of the turbines) inspected the plant’s units, and such inspections revealed damage to the shafts in three of the plant’s four units. As a result, all of the plant’s four units were declared unavailable to the system. The MINEM and OSINERGMIN were informed that there has been a force majeure event which has caused the plant to be placed offline. Samay I also notified the project lenders and its insurance providers of the incident. Samay I continued to receive payments under its PPA while the plant was offline, but such payments were subject to negative adjustments depending on the amount of time the plant was unavailable when called for dispatch. In 2016, Samay I was subject to negative revenue adjustments of approximately $3 million as a result of Samay I’s unavailability.

By February 2017, all four of the units had been declared available to the system. The cost of the repairs was paid by the EPC contractor. To the extent IC Power is required to incur costs relating to the outage, including repair costs and loss of profits, IC Power intends to seek coverage from the EPC contractor and/or the insurance coverage (subject to deductibles). For further information on Samay I’s insurance, see “—Insurance.”

Israel Segment

The following summaries provide a description of the portfolio of IC Power’s generation assets in its Israel segment.

OPC-Rotem

IC Power’s 80% stake in OPC-Rotem is held indirectly through ICPI. The remaining 20% is held by Veolia, which, in 2015, was acquired by Oaktree Capital Management, an investment management firm. In July 2013, OPC-Rotem became Israel’s first IPP by commencing commercial operation of its power station, located in Mishor Rotem industrial zone in the south of Israel. The OPC-Rotem plant was constructed for an aggregate cost of approximately $508 million. OPC-Rotem’s combined cycle plant has a capacity of 440 MW, representing approximately 3% of the installed capacity and approximately 14% of the installed capacity provided by IPPs in Israel as of December 31, 2016 (excluding renewables). Given Israel’s growing economy and the advanced age of the existing state-owned power generation facilities, we believe OPC-Rotem provides IC Power with a strategic position in the Israeli electricity market and thereby provides it with an opportunity to participate in additional power projects in Israel, which IC Power believes may become available to private sector participants in connection with Israel’s growing energy industry.

OPC-Rotem purchases natural gas from the Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC-Rotem and the Tamar Group. For further information on OPC-Rotem’s gas supply agreement, see “—IC Power’s Raw Materials and Suppliers—Natural Gas Supply and Transportation Agreements.”

During the years ended December 31, 2016, 2015 and 2014, OPC-Rotem generated revenues of $311 million, $318 million and $413 million, respectively, representing 17%, 25% and 30% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, OPC-Rotem generated 3,487 GWh.

The following table sets forth certain information for OPC-Rotem’s plant for each of the periods presented:

	As of Year Ended December 31,
	December 31, 2016	2016		2015		2014
Plant	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
	(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
OPC-Rotem	440	3,487	91%	3,811	99%	3,465	90%

OPC-Rotem has a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA. The term of the IEC PPA lasts until 20 years after the power station’s COD (i.e. 20 years from July 2013). The IEC PPA is a “capacity and energy” agreement, committing OPC-Rotem to provide the entire net available capacity of its power station to IEC and to generate power at such volumes and schedules as required by IEC. The terms of the IEC PPA allow OPC-Rotem to carve out energy and capacity for direct sales to private consumers, and OPC-Rotem has accordingly allocated the entire capacity of the plant to private consumers since COD. As a result, OPC-Rotem supplies energy to approximately 28 end users according to long-term PPAs (generally for a minimum of 10 years). Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of to private customers. As of December 31, 2016, the weighted average remaining life of OPC-Rotem’s PPAs with end users based on firm capacity was approximately six years. In the year ended December 31, 2016, OPC-Rotem’s energy and capacity sales to end users represented 97% of OPC-Rotem’s total energy and capacity sales.

Mitsubishi Heavy Industries of Japan provides the long-term servicing of the power station, for a term of 100,000 hours of operation, or 12 years based upon the expected operations of the power station, which is consistent with IC Power’s strategy of entering into long-term servicing agreements with OEMs to help ensure the efficiency and productivity of its generation plants.

In March 2014, one of IC Power’s subsidiaries was awarded a tender published by the Israel Land Authority to lease a plot of land adjacent to the OPC-Rotem site. The plot, which is large enough to house another combined cycle or similar generation facility, may be used to expand OPC-Rotem’s capacity in the long-term.

IC Power has entered, through its subsidiary ICPI, into a shareholders’ agreement which grants minority rights to OPC-Rotem’s minority shareholder. For further information on IC Power’s shareholders’ agreements, see “—Shareholders’ Agreements” and for further information on the risks related to IC Power’s shareholders’ agreements, see “Item 3.D Risk Factors—Risks Related to IC Power—IC Power has granted rights to the minority shareholders of certain of its subsidiaries.” For further information on the regulation of the Israeli electricity sector, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector.”

OPC-Hadera

In August 2015, IC Power acquired 100% of the shares of OPC-Hadera from Hadera Paper, a large paper and paper product manufacturer in Israel. The consideration for the transaction was NIS 60 million (approximately $16 million). OPC-Hadera, which currently operates an 18 MW plant, holds a conditional license for the construction of a cogeneration power station in Israel. OPC-Hadera commenced construction of the plant in June 2016. IC Power expects that the total cost of completing the OPC-Hadera plant (including the consideration for the acquisition of OPC-Hadera) will be approximately $250 million, based upon a plant with 140 MW of capacity.

In January 2016, OPC-Hadera entered into an approximately $150 million EPC contract in connection with the project. The OPC-Hadera plant is expected to reach its COD by early 2019. As of December 31, 2016, OPC-Hadera had completed approximately 35% of the project. In July 2016, OPC-Hadera entered into a NIS 1 billion (approximately $261 million) loan agreement to finance the construction of the OPC-Hadera plant. The financing consists of an approximately $200 million long-term facility intended to cover the cost of construction (representing approximately 80% of the total project cost) and approximately $61 million in additional facilities. In March 2017, following the full investment of the project’s equity contribution, OPC-Hadera made its first drawings under the loan agreement. For further information on the OPC-Hadera financing, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—OPC-Hadera Financing.”

OPC-Hadera’s power plant is expected to supply the electricity and steam needs of Hadera Paper’s facility as well as to provide electricity to end users in Israel. The power plant will operate using natural gas and diesel fuel and is expected to have a relatively high level of energy utilization due to usage of the cogeneration technology, which supplies electricity and steam in a single production process.

In June 2015, OPC-Hadera entered into an agreement with Hadera Paper for OPC-Hadera’s supply of electricity and steam from the OPC-Hadera power plant to be constructed by IC Power to Hadera Paper’s facility from closing and for a period of 18 years from the date the power plant reaches its COD. Pursuant to this agreement, Hadera Paper will acquire all of its electricity and steam needs from OPC-Hadera. The agreement provides for minimum quantities of steam to be purchased by Hadera Paper, which will be subject to adjustment. Until OPC-Hadera reaches its COD, OPC-Hadera will supply steam and electricity to Hadera Paper using its old equipment purchased.

Additionally, Hadera Paper has a gas supply agreement with the Tamar Group and a related gas transport agreement with Israel Natural Gas Lines Ltd., both of which were assigned to OPC-Hadera in connection with the acquisition.

In connection with the acquisition, Hadera Paper agreed to sell certain equipment that it uses to produce steam, and approximately 25 MW of additional capacity, within its manufacturing plant to OPC-Hadera. OPC-Hadera will also lease from Hadera Paper the land on which the power generation plant is located for a period of 20 years from OPC-Hadera plant’s COD.

In the years ended December 31, 2016 and 2015, OPC-Hadera generated revenues of $45 million and $8 million, representing 2% and 1% of IC Power’s consolidated revenues, respectively.

Central America Segment

The following summaries provide a description of the portfolio of IC Power’s generation assets in its Central America segment.

Nicaragua

ICPNH

IC Power’s operations in Nicaragua are carried out through ICPNH. IC Power owns 100% of ICPNH, which it acquired in March 2014 and which was formerly known as AEI Nicaragua. ICPNH owns and operates four power generation plants located throughout Nicaragua through its indirect (i) 65% equity interest in Corinto, (ii) 65% equity interest in Tipitapa Power, (iii) 61% equity interest in Amayo I, and (iv) 61% equity interest in Amayo II. Corinto and Tipitapa Power, which have a combined capacity of 122 MW, are powered by HFO. The Corinto and Tipitapa Power plants house fuel storage tanks on site with capacity of approximately 90 thousand barrels and 63 thousand barrels, respectively. Amayo I and Amayo II have a combined capacity of 63 MW of wind power energy. Collectively, these four entities represent a capacity of 185 MW, approximately 17% of the total capacity of the Nicaraguan interconnected system as of December 31, 2016.

During the years ended December 31, 2016 and 2015, ICPNH generated revenues of $90 million and $111 million, representing 5% and 9% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, ICPNH generated 978 GWh, representing 22% of the Nicaraguan interconnected system’s energy requirements. ICPNH has committed to sell its available energy, as follows:

•	Corinto has commitments for 70% of its available energy in every year up to December 2018;

•	Tipitapa Power has commitments for 100% of its available energy in every year up to December 2018;

•	Amayo I has commitments for 100% of its available energy in every year up to March 2024; and

•	Amayo II has commitments for 100% of its available energy in every year up to March 2025.

The following table sets forth certain information for ICPNH’s plants for each of the periods presented:

		As of	Years Ended December 31,
		December 31,	2016		2015		2014
Plant	Year of Commission	2016 Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Corinto	1999	71	368	71	476	93	494	93
Tipitapa Power	1999	51	369	94	345	92	327	98
Amayo I	2009	40	144	95	186	94	174	98
Amayo II	2010	23	97	98	88	70	104	96
Total		185	978		1,095		1,099

In December 2014, ICPNH’s wind farm complex in Nicaragua sustained damage in connection with a blackout in the SIN, which left one wind turbine collapsed and another two wind turbines with severe damage. The contracted operator had the responsibility to replace the turbines. In early 2016, the three damaged turbines, which represented 10% of all of IC Power’s installed capacity at its Amayo I and Amayo II plants, were replaced and re-commenced commercial operations.

In March 2016, a unit of ICPNH’s barge-mounted power plant (Corinto) sustained damage in connection with a machinery breakdown. The relevant unit has an installed capacity of 18 MW, and represents 25% of all IC Power’s installed capacity at the Corinto plant. This event was covered by insurance. The relevant unit came back on-line in February 2017.

Guatemala

Puerto Quetzal

IC Power owns 100% of Puerto Quetzal, which represents its initial entry into the Guatemalan power generation market. Puerto Quetzal, which IC Power acquired in September 2014, utilized three floating power barges with HFO generators, representing 234 MW, at the time of its acquisition. In November 2014, Puerto Quetzal transferred one of its three power barges, which has a capacity of 55 MW, to IC Power’s Panamanian subsidiary Kanan. As a result, Puerto Quetzal now operates two power barges with an aggregate capacity of 179 MW, representing approximately 5% of the total capacity in the Guatemala interconnected system as of December 31, 2016. The Puerto Quetzal plant houses fuel storage tanks on site with capacity of approximately 200 thousand barrels.

In 2016, Puerto Quetzal entered into multiple short-term PPAs.

During the years ended December 31, 2016 and 2015, Puerto Quetzal generated revenues of $55 million and $109 million, representing 3% and 8% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, Puerto Quetzal generated 364 GWh, representing 3% of the Guatemalan system’s energy requirements.

The following table sets forth certain information for Puerto Quetzal’s plant for each of the periods presented:

		As of	Years Ended December 31,
		December 31,	2016		2015		2014
Plant	Year of Commission	2016 Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Puerto Quetzal	1993	179	364	95	673	94	490	97

Guatemel

In January 2016, IC Power acquired 100% of Guatemel, an electricity trading company that supplies large users within Guatemala’s unregulated sector, in connection with acquisition of Energuate.

Guatemel enters into sales contracts with its customers under which it sells a specified amount of capacity to each customer. Guatemel has outstanding agreements As of December 31, 2015 and 2014, Guatemel had agreements to supply capacity and electricity to 46 and 58 large customers, respectively, which consumed an average of  57 GWh and 74 GWh annually, respectively.

El Salvador

Nejapa

IC Power owns 100% of Nejapa in El Salvador.

Nejapa owns and operates 27 diesel generators (located in a single facility) powered by HFO. Nejapa has a capacity of 140 MW, representing 9% of the total capacity of El Salvador as of December 31, 2016. The Nejapa plant houses fuel storage tanks on site with capacity of approximately 47,000 barrels. In addition, Cenérgica, one of IC Power’s wholly-owned subsidiaries, maintains a fuel depot and marine terminal and owns three fuel storage tanks with an aggregate capacity of 240,000 barrels in Acajutla, El Salvador.

During the years ended December 31, 2016, 2015 and 2014, Nejapa generated revenues of $83 million, $100 million and $132 million, respectively, representing 4%, 8% and 10% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, Nejapa generated 387 GWh, representing 5.9% of the national interconnected electrical system of El Salvador. Nejapa has committed to sell over 50% of its available energy (in MWh) in every year up to 2017.

The following table sets forth certain information for Nejapa’s plant for each of the periods presented:

		As of	Years Ended December 31,
		December 31, 2016	2016		2015		2014
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Nejapa	1995	140	387	97	440	96	376	97

Panama

Kanan

IC Power owns 100% of Kanan. In October 2014, Kanan was awarded a five-year contract in connection with the Panamanian government’s call for emergency bids to attempt to cover electricity shortfalls in Panama in the short-term. Kanan’s contract to supply energy in Panama, with a maximum contractual capacity of 86 MW, became effective in December 2015. To facilitate Kanan’s supply of this energy, IC Power has transferred thermal generation units, in the form of barges, from its subsidiaries Puerto Quetzal and CEPP to Kanan with a total capacity of 92 MW, which represented approximately 3% of the total capacity of Panama as of December 31, 2016. As a result, Kanan’s capacity of 92 MW consists of (i) a 55 MW power barge transferred to Kanan by Puerto Quetzal in November 2014, and (ii) a 37 MW power barge transferred to Kanan by CEPP in November 2014. Both barges were successfully relocated to Panama and connected to the Panamanian power system. In April 2016, Kanan reached COD (with a total development cost of $87 million) and commenced full commercial operations with an installed capacity of 92 MW.

In April 2017, Kanan experienced a fire, and as a result of the fire, both its 55 MW and 37 MW barges were placed off-line. For further information on the incident, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—IC Power—Fire at Kanan Plant.”

Other Segment

The following summaries provide a description of the portfolio of assets in IC Power’s Other segment.

Bolivia

COBEE

IC Power owns 100% of COBEE. COBEE is the third largest generator of electricity in Bolivia, generating power from ten run-of-the-river hydroelectric plants in the Zongo river valley, four run-of-the-river hydroelectric plants in the Miguillas river valley, and two open-cycle natural gas powered generation turbines at a plant located in El Alto-Kenko, adjacent to La Paz, Bolivia. IC Power owns water rights in connection with operation of COBEE. COBEE has capacity of 228 MW, representing 12% of the total capacity of Bolivia as of December 31, 2016.

During the years ended December 31, 2016, 2015 and 2014, COBEE generated revenues of $40 million, $43 million and $41 million, respectively, representing 2%, 3% and 3% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, COBEE generated 889 GWh, representing 10% of the national interconnected electrical system of Bolivia’s energy requirements.

The following table sets forth certain information for each of COBEE’s plants for each of the periods presented:

			As of	Years Ended December 31,
			December 31, 2016	2016		2015		2014
Plant	Year of Commission	Elevation	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(meters)	(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Zongo Valley plants:
Zongo	1997	4,264	11	9	96	10	98	9	99
Tiquimani	1997	3,889	9	7	100	13	98	11	99
Botijlaca	1938	3,492	7	27	98	39	99	34	97
Cutichucho	1942	2,697	23	94	97	128	95	91	80
Santa Rosa	2006	2,572	18	67	96	86	97	84	98
Sainani[1]	1956	2,210	10	54	96	24	34	15	17
Chururaqui	1966	1,830	25	107	98	139	96	127	95
Harca	1969	1,480	26	125	96	162	95	156	95
Cahua	1974	1,195	28	130	95	163	94	163	95
Huaji	1999	945	30	162	96	180	92	198	96
Miguillas Valley plants
Miguillas	1931	4,140	4	7	99	9	91	9	99
Angostura	1936	3,827	6	17	94	19	92	19	99
Choquetanga	1939	3,283	6	30	95	37	95	37	98
Carabuco	1958	2,874	6	36	97	42	94	43	97
El Alto-Kenko[2]	1995	4,050	19	17	46	30	50	90	93
Total			228	889		1,081		1,086
____________________

1.
Plant was temporarily out of service due to damages sustained as a result of landslides in March 2014. The plant, which cost approximately $5 million to repair, came back on-line in August 2015. The company maintains insurance which covers the loss of revenue as a result of property damage and business interruption for up to 12 months.

2.
Reflects the effective capacity of El Alto—Kenko, which is comprised of two open-cycle turbines. The turbines have an installed capacity of 29 MW. However, as a result of the high altitude of the turbines (which are located at 4,050 meters above sea level), the installed capacity of these turbines are de-rated, resulting in an effective capacity of 19 MW.

Although the Bolivian government has nationalized entities in its power utility market, as recently as 2012, IC Power is unaware of any steps the Bolivian government may take, or is currently taking, with respect to nationalizations within the Bolivian power utility market, generally, or with respect to COBEE, in particular. For further information on the risks related to the Bolivian government’s nationalization of certain generation companies, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

Chile

Central Cardones

IC Power owns 87% of Central Cardones; the remaining 13% is held by Central Cardones’ former controlling shareholder, South World Consulting S.A., an energy consulting and business development firm. IC Power acquired its interest in Central Cardones in December 2011 to obtain an initial footprint in the Chilean power market. Central Cardones owns and operates one open-cycle diesel Siemens turbine located in the northern part of the SIC and was the first Chilean power facility to be included in IC Power’s portfolio. Central Cardones has an installed capacity of 153 MW, representing 1% of the total installed capacity of Chile as of December 31, 2016. Central Cardones’ power plant is used primarily for cold reserve capacity as a peaking unit, generally operating only in extraordinary situations. Central Cardones receives revenues from its allocation of available system capacity and does not have any customers. During the years ended December 31, 2016, 2015 and 2014, Central Cardones generated revenues of $13 million, $14 million and $11 million, respectively, representing approximately 1% of IC Power’s consolidated revenues in each of the respective periods.

The following table sets forth certain information for Central Cardones’ plant for each of the periods presented:

		As of	Years Ended December 31,
		December 31, 2016	2016		2015		2014
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Central Cardones	2009	153	—	98	4	97	—	97

Colmito

IC Power owns 100% of Colmito. Colmito, which IC Power acquired in September 2013, owns and operates a dual fuel open-cycle Rolls Royce aeroderivative turbine that commenced operation in August 2008. Although the Colmito plant previously operated with diesel oil as a backup for the SIC, the plant was connected to a natural gas pipeline in February 2015, and has begun to purchase natural gas on a seasonal basis to generate energy. Colmito’s generation facility is located in the central part of the SIC. Colmito has an installed capacity of 58 MW, representing 0.3% of the total installed capacity of Chile as of December 31, 2016.

During the years ended December 31, 2016, 2015 and 2014, Colmito generated revenues of $21 million, $28 million and $38 million, respectively, representing 1%, 2% and 3% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, Colmito generated 8 GWh.

The following table sets forth certain information for Colmito’s plant for each of the periods presented:

		As of	Years Ended December 31,
		December 31, 2016	2016		2015		2014
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
Colmito	2008	58	8	99	27	99	6	95

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

Excluding the capacity associated with the refurbished barge that has been transferred to Kanan, CEPP has a capacity of 67 MW, representing approximately 2% of the total capacity in the Dominican Republic as of December 31, 2016. The CEPP I plant and the CEPP II plant also have fuel storage tanks on-site with an aggregate storage capacity of 56,000 barrels.

During the years ended December 31, 2016, 2015 and 2014, CEPP generated revenues of $29 million, $39 million and $73 million, respectively, representing 2%, 3% and 5% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, CEPP generated 264 GWh, representing 2% of the national interconnected electrical system of the Dominican Republic’s energy requirements.

The following table sets forth certain information for each of CEPP’s plants for the periods presented:

		As of	Years Ended December 31,
		December 31, 2016	2016		2015		2014
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
CEPP I	1990	16	54	75	67	34	51	34
CEPP II	1994	51	210	79	231	42	191	42
Total		67	264		298		242

Prior to September 2014, CEPP was party to two long-term PPAs, representing 75% of its capacity. As a result of the expiration of these PPAs, all of CEPP's energy sales in 2015 and 2016 were made on the spot market. For further information on the risks related to spot market sales, see “Item 3.D. Risk Factors—Risks Related to IC Power—IC Power is exposed to electricity spot market, fuel and other commodity price volatility.”

Agua Clara

IC Power is starting development of a 50 MW wind project in the Dominican Republic, which is expected to commence commercial operations in 2018, subject to obtaining a concession. IC Power has entered into a PPA with a government entity for a period of 20 years; the PPA is subject to the grant of a concession which remains outstanding. IC Power is in the process of selecting an EPC contractor and lenders for the project. The total project cost is estimated to be approximately $100 million, of which approximately 70% is expected to be debt-financed.

Jamaica

JPPC

IC Power owns 100% of JPPC, as a result of its purchase in May 2014 of the 84% of JPPC’s outstanding equity interest that IC Power did not own, which increased IC Power’s equity interest in JPPC from 16% to 100%. JPPC owns and operates two diesel generation units burning HFO and a combined-cycle steam turbine at a plant located in Kingston, Jamaica. JPPC has capacity of 60 MW, representing approximately 6% of the total capacity of the Jamaican interconnected system as of December 31, 2016. JPPC’s plant has fuel storage tanks on site with an aggregate storage capacity of 50,000 barrels.

During the years ended December 31, 2016,  2015 and 2014, JPPC generated revenues of $42 million, $45 million and $41 million, respectively, representing 2%, 3% and 3% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2016, JPPC generated 408 GWh, representing 6% of the Jamaican interconnected system’s energy requirements. JPPC has committed to sell over 50% of its available energy in every year up to 2018.

The following table sets forth certain information for JPPC’s plant for each of the periods presented:

		As of	Years Ended December 31,
		December 31, 2016	2016		2015		2014
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
JPPC	1998	60	408	85	445	86	425	85

Colombia

Surpetroil

IC Power owns 60% of Surpetroil; the remaining 40% is owned by Mr. Yesid Gasca Duran. Surpetroil is dedicated to power generation utilizing stranded and associated natural gas reserves and operates three power plants fueled by natural gas in different parts of Colombia. Surpetroil also transports and distributes compressed natural gas within Colombia. The Surpetroil plants have a generation capacity of 31 MW, representing approximately 0.2% of the total capacity in the Colombian interconnected system as of December 31, 2016. Of this capacity, only 10 MW (Surpetroil’s Purificación plant) are connected to the Colombian interconnected system.

During the years ended December 31, 2016 and 2015, Surpetroil generated revenues of $8 million and $8 million, respectively, representing less than 1% and 1% of IC Power’s consolidated revenues in each of the periods. During the year ended December 31, 2016, Surpetroil generated 75 GWh, and primarily provided energy to Enertolima, an affiliate of Enel Group, via the Purificación plant.

		As of	Years Ended December 31,
		December 31, 2016	2016		2015		2014
Plant	Year of Commission	Installed Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)	(GWh)	(%)
La Hocha	2011	2	1	25	10	84	47	98
Purificación	2014	10	2	3.8	19	100	1	1	[1]
Entrerios	2015	3	15	98	12	98	—	—
Geopark	2015-2016	16	56	99	2	100	—	—
		31	74		43		48
________________________

1.	As a result of gas unavailability during December 2014.

In March 2017, IC Power entered into an agreement with Surpetroil’s minority shareholder Mr. Yesid Gasca Duran pursuant to which the parties stated that they would no longer proceed with jointly developing the Surpetroil assets and would divide the assets between them. The transaction is subject to the satisfaction of closing conditions which must be satisfied within 90 days of the agreement. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—IC Power—Agreement with respect to Interests in Colombian Assets.”

RECSA

In January 2016, IC Power acquired 100% of RECSA – an electricity transmission company that supports Guatemala’s electrical system by operating 32 km of transmission lines and eight sub-stations—in connection with IC Power’s acquisition of Energuate.

RECSA operates its transmission lines under an authorization granted by the Guatemalan government that will expire in 2057. Generators, transportation companies, distributors, electricity brokers and unregulated customers pay for their connection to, and use of, RECSA’s transmission lines.

Panama

Pedregal

IC Power owns 21% of Pedregal; of the remaining 79%, (1) 55% is held by IEH Jamaica (Cayman), a private equity investment firm; (2) 12% is held by Burmeister & Wain Scandinavian Contractor A/S, an operating company of the Mitsui Group; and (3) 11% is held by The Industrialization Fund for Developing Countries, a fund focusing on promoting economic activities in developing countries. Although Pedregal is located in Central America, it is not included as part of IC Power’s Central America segment because IC Power does not consolidate Pedregal’s results in its income statement, but account for its investment in Pedregal under the equity method, recording its share in income of associated companies.

Pedregal owns and operates three generation units powered by HFO at a plant located in Pacora, Panama. Although IC Power has a non-controlling interest in Pedregal, Pedregal has entered into a management services agreement with IC Power’ wholly-owned subsidiary Inkia Panama Management that expires in July 2017. Under this agreement, Inkia Panama Management has been designated as the administrator responsible for day-to-day management of Pedregal.

Pedregal has an installed capacity of 54 MW, representing approximately 2% of the total installed capacity in the Panamanian interconnected system as of December 31, 2016. Pedregal’s plant also has fuel storage tanks on site with an aggregate storage capacity of 51,402 barrels.

During the year ended December 31, 2016, Pedregal generated 264 GWh, representing 2% of the Panamanian interconnected system’s energy requirements. Pedregal has committed to sell over 60% of its available energy in 2016.

Distribution Operations

In January 2016, IC Power acquired:

•	Energuate, the trade name for IC Power’s Guatemalan electricity distribution businesses, which consists of:

•	DEORSA, in which IC Power holds a 93% interest; the remaining 7% interest is held by private minority shareholders; and

•	DEOCSA, in which IC Power holds a 91% interest; the remaining 9% interest is held by private minority shareholders.

History and Background

In January 2016, IC Power acquired Energuate from Deorsa-Deocsa Holdings Limited, an investment company of Actis LLP, a private equity firm, which had acquired the businesses in 2011. IC Power paid $266 million in cash for the businesses (as well as Guatemel and RECSA) and assumed debt of $288 million. IC Power funded the payment of the acquisition through internally generated funds and a $120 million loan facility, which IC Power entered into in December 2015.

DEORSA and DEOCSA were both founded in 1998, when the Guatemalan government conducted an auction for these companies as part of the privatization of the Guatemalan electricity sector. As a result of the auction, DEORSA and DEOCSA were sold to Union Fenosa, a gas company, and to employees of DEORSA and DEOCSA.

Energuate

Energuate consists of two electricity distribution companies in Guatemala that, as of December 31, 2016, provided services for approximately 1.7 million regulated customers in Guatemala (representing approximately 54% of Guatemala’s regulated distribution customers) and distributed energy to a service area of approximately 100,000 km2 in Guatemala, covering primarily rural areas with a population of approximately 12 million inhabitants. Energuate operates approximately 70,000 km of distribution lines within Guatemala (representing approximately 83% of Guatemala’s distribution lines) as of December 31, 2016. Energuate operates in 21 of Guatemala’s 22 departments and holds the non-exclusive right to distribute electricity within its service areas until 2048.

In the years ended December 31, 2016 and 2015, Energuate sold 2,316 GWh and 2,315 GWh of energy, respectively.

Service Area

Energuate has authorizations to provide electricity distribution services within its service area until 2048. Energuate operates in 21 of Guatemala’s 22 departments, excluding Guatemala City and Sacatepéquez, covering approximately 100,000 km2 and approximately 12 million inhabitants. DEORSA’s service area covers the northern and eastern regions of Guatemala, while DEOCSA’s service area covers the south western region of Guatemala. DEOCSA’s authorization also includes the Department of Guatemala, but DEOCSA does not operate within this department. Energuate´s authorizations are non-exclusive, and the MEM has historically granted, and may in the future grant, authorizations to one or more competing distribution companies, including EEGSA, in Energuate's service area. As a result, portions of Energuate's service area may overlap with that of EEGSA and other Guatemalan distribution companies.

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

The following chart shows the growth of electrification levels in Guatemala between 2009 and 2015.

As of December 31, 2016, the combined electrification level in Energuate’s service area was 87.9%.

Customer Base

As of December 31, 2016, Energuate provided electric service to approximately 1.7 million customers, which includes both regulated and unregulated customers. Energuate’s customer base is divided into four categories:

•	Residential (some of whom receive subsidies for their purchase of electricity);

•	Commercial (small- to medium-sized enterprises, such as local hospitals, gas stations, irrigation pumps and small-sized agricultural facilities);

•	Industrial (large-sized enterprises, such as hotel and resort complexes, commercial malls and large-scale agricultural facilities); and

•	Other (which includes certain government entities, such as municipalities).

The following table sets forth the volume of energy purchased, the percentage of purchased energy lost, the volume of energy distributed to Energuate’s consumers and the number of Energuate’s consumers by category, during the periods indicated.

	Year Ended December 31,
	2016	2015	2014
Energy purchased (GWh)	2,882	2,785	2,631
Total electricity losses (%)	19.6%	16.9%	17.0%
Energy distributed (GWh)	2,316	2,315	2,184
To regulated customers	2,216	2,159	2,011
Residential	1,663	1,612	1,499
Commercial	253	246	234
Industrial	37	35	27
Other customers	262	266	251
To unregulated customers[1]	101	157	174
Number of customers	1,679,446	1,634,773	1,579,725
Regulated customers	1,679,331	1,634,616	1,579,555
Residential	1,674,916	1,630,204	1,575,204
Commercial	4,036	4,037	3,991
Industrial	81	79	65
Other customers	298	296	295
Unregulated customers[1]	115	157	170
____________________

1.	Unregulated customers consist of end users with a demand exceeding 100 kW, consisting principally of industrial and commercial customers.

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

There are seven different tariffs that are applicable to Energuate’s regulated customers. Each of Energuate’s regulated customers agrees to purchase electricity from Energuate at one of these tariff rates. Energuate’s schedule of tariffs includes:

•	a social tariff available to customers with a demand of up to 300 kWh per month;

•	a regular tariff, available to all customers that purchase electricity at low voltage;

•
a low voltage peak tariff available to customers that purchase energy and capacity at low voltage (less than 1,000 volts), with a demand capacity between 11 kW and 100 kW, for no less than 60% of the month, who are primarily commercial and industrial customers;

•
a low voltage off-peak tariff available to customers that purchase energy and capacity at low voltage (less than 1,000 volts), with a demand capacity between 11 kW and 100 kW, for less than 60% of the month, who are primarily commercial and industrial customers;

•
a medium voltage peak tariff available to customers that purchase energy and capacity at medium voltage (greater than 1,000 volts and equal to or less than 60,000 volts), with a demand capacity between 11 kW and 100 kW, for no less than 60% of the month, who are primarily commercial and industrial customers;

•
a medium tension off-peak tariff available to customers that purchase energy and capacity at medium voltage (greater than 1,000 volts and equal to or less than 60,000 volts), with a demand capacity between 11 kW and 100 kW, for less than 60% of the month, who are primarily commercial and industrial customers; and

•	a tariff available to municipalities that purchase electricity for public lighting.

For further information on the seven tariffs applicable to Energuate’s regulated customers, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Tariffs and Tolls.” The following table sets forth the volume of energy delivered by Energuate to its regulated customers by tariff during the periods indicated.

	Year ended December 31,
	2016	2015	2014
	(GWh)
Tariff
Social tariff	1,205	1,175	1,102
Regular tariff	459	437	397
Low voltage peak tariff	108	100	74
Low voltage off-peak tariff	145	147	160
Medium voltage peak tariff	18	14	2
Medium voltage off-peak tariff	19	20	25
Public lighting tariff	262	266	250
Energy distributed	2,216	2,159	2,011

The tariffs collected by Energuate are comprised of:

•
an electricity charge, updated quarterly and designed to reimburse the distribution company for the cost of electricity and capacity that it purchases and transmission tolls to the interconnection point with Energuate’s grid. The electricity charge consists of a base tariff and an electricity adjustment surcharge. Under the General Electricity Law and the regulations of the CNEE, the base tariff is adjusted annually each year on May 1 to reflect anticipated changes in the cost of electricity to be purchased by Energuate during the following year. The electricity adjustment surcharge is adjusted quarterly to reflect variations in the actual cost of electricity purchased by Energuate against the projected cost; and

•	a VAD charge designed to permit a model efficient distribution company to cover its operating expenses, complete its capital expenditure plans and recover its cost of capital.

The VAD component of the distribution tariff is revised every five years with semi-annual adjustments for inflation and local currency exchange rates against the US dollar. The VAD charges are set by the CNEE. The VAD charge was last set in January 2014 and will expire in January 2019. In setting tariffs for system operation in Guatemala, the range for permitted theoretical after-tax return on investment for distributors is between 7%—13%. Currently, the tariffs approved for Energuate’s authorizations contemplate approximately a 7.0% return. For further information on the calculation of distribution tariffs, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Tariffs and Tolls.”

Authorizations

In 1998, the MEM granted authorizations to DEORSA and DEOCSA to use public property (including rivers) and impose easements on private lands, thus enabling them to deliver electricity over their respective distribution systems in their service areas for a period of 50 years. The authorizations allow Energuate to conduct its operations and include the right to use public roads and other public domain spaces and to obtain easements over certain state-owned and private lands in order to construct, maintain and operate its distribution system. The authorizations granted are non-exclusive.

The authorizations impose certain obligations on Energuate, such as the obligation to provide service to all consumers requesting such service within areas that are located within 200 meters of Energuate’s distribution lines and maintain safety and quality standards, as well as customer satisfaction levels. The authorizations may be revoked at the discretion of the MEM if Energuate fails to meet these standards, among others. In the event that Energuate’s authorizations are revoked, the MEM may sell Energuate’s distribution assets through a public auction. For further information on Energuate’s authorizations to provide electricity distribution services in Guatemala, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Regulated Customers and Distribution Authorizations.”

Billing

Energuate bills its customers on a monthly basis. Most of Energuate’s customers have meters installed to record electricity usage, and customers are sent invoices each month based on their total electricity consumption. Payments are required to be made 30 days from billing. By law, customers can accumulate two invoices without making a payment before their supply of electricity can be terminated. Customers who fail to pay a bill will receive an interest charge on their subsequent bill for amounts not paid in the preceding month. Unpaid invoices are sent to Energuate’s internal collections department, and generally, Energuate will cease supplying its services when a customer repeatedly fails to make payments. Energuate records a monthly provision for doubtful accounts based on its past collection experience and management estimates regarding future collections. Amounts are written off when the collections department deems the account to be irrecoverable. In the years ended December 31, 2016 and 2015, DEORSA’s collection rates were 98.2% and 99.1% respectively, and DEOCSA’s collection rates were 94.1% and 93.9%, respectively.

Energy Purchases

Energuate purchases the electricity it distributes to its customers through PPAs with generation companies, including, for example, IC Power’s subsidiary Puerto Quetzal. Guatemalan distribution companies are required by the General Electricity Law to maintain PPAs with generating companies at all times to cover 100% of the maximum expected demand for the current year, as well as the next year. Should the contracted capacity and electricity under its PPAs be insufficient to meet the demand of its customers, Energuate makes purchases on the spot market, only if authorized by CNEE. Distribution companies can only purchase capacity and energy and enter into PPAs through a public bidding process supervised by the CNEE. As of December 31, 2016, Energuate was party to over 70 PPAs.

The following table sets forth the supplier, the amount of contracted capacity and the expiration date of Energuate’s PPAs entered into with IC Power’s five largest suppliers of capacity as of December 31, 2016, covering 71% of IC Power’s collective contracted capacity.

Supplier	Contracted Capacity (MW)	Expiration Date
Jaguar Energy Guatemala LLC	200	April 2030
INDE	162	April 2017 –April 2032
Energía del Caribe	60	April 2030
Renace, S.A.	55	April 2030 –April 2033
Eólico San Antonio El Sitio, S.A.	50	April 2030 –April 2032

Under most of its PPAs, Energuate pays a capacity charge and an energy charge. Energuate pays a specified amount for each MW of capacity purchased under these PPAs and an electricity charge for the kWh of electricity actually delivered to Energuate. Most of Energuate’s PPAs also provide that the electricity charge is indexed to changes in published quotations for the type of fuel used by the generator. In addition, Energuate is required to pay certain additional costs incurred by the generators to provide electricity including connection costs, transmission tolls, additional costs imposed by the CNEE and other similar costs.

Service Standards

Pursuant to its authorizations, Energuate is required to meet specified standards with respect to the quality and delivery of the electricity distributed to its customers. The quality standards refer to the electricity’s voltage levels. A breach may be deemed to have occurred when there are changes in the voltage level. A monetary fine is imposed under Energuate’s authorizations for breaches exceeding certain limits, with such fines credited towards the affected consumer’s next bill. Delivery standards refer to the frequency and duration of interruptions in the supply of electricity.

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

Energuate may be subject to other monetary fines and penalties for failure to comply with other terms of its authorization agreements. In the year ended December 31, 2016, Energuate paid fines and penalties of $265 thousand, as compared to $503 thousand, in the year ended December 31, 2015.

In connection with its acquisition of Energuate, IC Power has established a goal to improve Energuate’s service standards, reducing interruptions, and improving customer service by achieving faster response times.

Electricity Losses

Energuate experiences electricity losses in the form of technical and commercial losses. Technical losses are those that occur in the ordinary course of Energuate’s distribution of electricity or those resulting from the specific characteristics of Energuate’s distribution network, and include losses due to energy dissipation in conductors and magnetic losses in transformers. Commercial losses are those resulting from illegal connections, fraud or billing errors. Energuate’s total losses (comprising technical and commercial losses) in the year ended December 31, 2016 and 2015 were 19.6% and 16.9%, respectively. The distribution tariffs that Energuate charges its regulated customers include a VAD component, which provides for an allowance for losses incurred in the distribution of electricity determined by the CNEE. To the extent that Energuate’s electricity losses exceed the approximately 15% allowance (which includes both technical and commercial losses) contemplated in the current formula of the VAD component of the distribution tariff, Energuate will bear the cost of such losses.

IC Power’s management has established a multi-year program to reduce Energuate’s electricity losses. IC Power intends to reduce commercial losses through improving customer billing practices to increase collection rates, increasing targeted inspections and meter replacements, implementing a communication program with local communities and modernizing Energuate’s facilities to reduce tampering, especially in areas where electricity theft has been more prevalent, and reducing technical losses by investing in the modernization of Energuate’s transmission grid and distribution system.

Distribution Network

Electricity is transferred from supply points connected with the Guatemalan National Electricity System, to customers through Energuate’s distribution system, which consists of a wide network of overhead lines, cables and substations carrying successively lower voltages. As of December 31, 2016, Energuate’s distribution system included approximately 70,000 km of distribution lines, representing approximately 83% of Guatemala’s distribution lines.

Transmission, Construction and Maintenance Services

Energuate pays tolls for transmission of electricity over the primary and secondary transmission systems. The cost of transmission tolls are included in the electricity charge in Energuate’s tariffs, which are then passed through to Energuate’s customers.

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

Employees

As of December 31, 2016, Energuate had a total of 760 employees, divided into operative, administrative and customer service employees. From time to time, Energuate contracts for the service of temporary employees. As of December 31, 2016, approximately 62% of Energuate’s employees were unionized and were members of one of four labor unions, each of which are currently party to collective bargaining agreements with DEORSA and DEOCSA. These agreements will be extended automatically a month before the date of expiration if a specified notice is otherwise not provided. However, if a specified notice is provided, the agreements will be renegotiated, not terminated, and must meet certain conditions related to salary. The collective bargaining agreements include, among other things, a 5% annual increase in salaries, which cannot be eliminated or reduced. In the case of Energuate’s employees, the increase was implemented for 2014, 2015 and 2016.

Guatemala Distribution Service Providers

The electricity distribution market in Guatemala is predominantly served by three companies: DEORSA and DEOCSA (which operate under the brand name “Energuate”) and EEGSA. In addition, there are approximately 15 municipal distributors operating in the AMM. EEGSA operates in an urban and suburban service area, including the departments of Guatemala (which includes the country’s capital, Guatemala City), Sacatepéquez and Escuintla and holds an authorization over the service area until 2048. In Guatemala, authorizations are non-exclusive. As a result, portions of Energuate's service area may overlap with that of EEGSA and other Guatemalan distribution companies.

Potential Projects

IC Power is constantly monitoring and considering development and acquisition opportunities and is currently assessing projects in Israel and various Latin American countries, such as Chile, Colombia, Argentina, Peru, the Dominican Republic, Mexico and Nicaragua relating to generation or distribution projects or companies. For example, IC Power is starting development of a 50MW wind project in the Dominican Republic, which is expected to commence commercial operations in 2018, subject to the grant of a concession which remains outstanding. With respect to IC Power’s potential generation projects, such projects range in size from small-scale power facilities (e.g., less than 40 MW) to large-scale power facilities (e.g., approximately 850 MW) and utilize different fuels and technologies, including natural gas, hydroelectric, wind, coal and solar. In some instances, IC Power has acquired land, secured necessary licenses or rights, including temporary concessions and water rights, commissioned studies, made bids, or initiated similar actions, in connection with its assessment of the feasibility of the relevant project.

Set forth below is a map summarizing certain of the markets and projects that IC Power has identified for potential expansion. Development projects imply a high degree of uncertainty, and there is no guarantee that IC Power will proceed with these projects. Ultimately, notwithstanding the number of opportunities that IC Power may consider over the long- and short-terms, it will only pursue those projects that it believes will generate attractive, risk-adjusted returns over the long-term and which it believes it has the management capacity to build and operate. In addition, in some cases, IC Power may not obtain the relevant approval to develop a project. Furthermore, in many cases, IC Power will need to win tenders, obtain additional rights, permits, licenses, secure land purchases and water rights and may need to negotiate with counterparties or conduct valuations and environmental studies, each of which could take years to satisfy, or may not be satisfied at all.

IC Power applies a disciplined approach to evaluating potential development projects. IC Power will not pursue projects or enter into countries at any cost, and is willing to lose competitive bids if the expected returns on a project do not provide the appropriate risk-adjusted return. When it decides to pursue a development project, IC Power first seeks to secure a revenue stream as early as possible in the development process of its plants by sourcing and entering into long-term PPAs, which provide its development projects with predictable projected margins and cash flows before construction has commenced. Second, IC Power endeavors to construct projects by entering into turnkey EPC agreements that define the total project cost and transfer significant part of the risks of construction delays and cost overruns to its EPC contractors. Finally, IC Power leverages its EPC contracts and PPAs to secure long-term project financing agreements which are generally stand-alone, secured, project-specific and with no or limited recourse to IC Power. IC Power has not yet entered into EPC agreements, PPAs or financing agreements in connection with these potential projects.

The summary below sets forth projects developed and owned by IC Power, as well as projects owned by third parties, that IC Power may be able to acquire by direct negotiations or through tender processes. This summary is not exhaustive, is only provided to show projects which IC Power is evaluating, and should not serve as an indication of any expectation regarding any final outcome:

Israel

Following recent government initiatives encouraging investments in the Israeli power generation market, the entrance of private developers has opened the door for a range of opportunities. IC Power believes the OPC-Rotem plant, the first large-scale IPP in the country, provides it with a first-mover’s advantage to further expand IC Power’s presence in this fast growing, but stable market. In addition, IC Power acquired an additional plot of land adjacent to OPC-Rotem, which is large enough to house another combined cycle or similar generation facility to expand OPC-Rotem’s capacity in the long-term. The acquisition of the additional plot of land remains subject to final government approval. In addition, IC Power is considering potential acquisitions of third party projects in late stages of development, and is considering participating in the upcoming tenders for solar projects.

In April 2017, IC Power entered into an agreement to acquire 95% of the shares of Zomet. Zomet holds the rights to develop a natural gas-fired power station at Plugot Junction, Israel of approximately 396 MW, in addition to land rights and statutory approvals. Completion of the transaction is subject to the fulfillment of certain conditions, including receipt of various regulatory approvals. The project has been approved as a national infrastructure project by the Israeli government and the National Infrastructure Committee of Israel. The natural gas power plant is expected to produce electricity using open-cycle technology, and is expected to serve as a peaking unit. The project is expected to be funded through a combination of equity and project finance debt.

Peru

Peru, IC Power’s current core market, represents an attractive geography for further expansion, especially in the hydro segment. Peru has one of the fastest growing economies in Latin America, with a long-term strong outlook for power demand coupled with a mature regulatory framework and a well-run power system. For these reasons, Peru remains a key growth focus for IC Power and it has several opportunities under various stages of development in this country. IC Power has secured land, finished the feasibility studies and is pursuing environmental approval for two hydroelectric projects with a combined capacity of approximately 550 MW. IC Power believes its strong presence in the Peruvian market gives it a competitive advantage at the time of materializing opportunities, helping to identify and assess new developments in advance of other market participants.

In addition, IC Power may pursue opportunities to expand the installed capacity of its existing operating assets in Peru. For example, the Samay I plant, which reached COD in May 2016, will operate as a cold reserve plant with diesel and currently has an installed capacity of 632 MW. Once natural gas becomes available to the facility through the Gasoducto Sur Peruano, the Samay I plant will operate as a natural gas-fired power plant and will be able to do so with minor additional investments in Samay I’s facilities. When fueled by natural gas, the Samay I plant is expected to have an installed capacity of approximately 720 MW. Finally, following an additional investment in the conversion of the Samay I plant, which IC Power has not committed to make, the Samay I plant could operate as a combined cycle thermoelectric plant, which would increase Samay I’s installed capacity to approximately 1,080 MW.

Furthermore, IC Power may pursue opportunities to increase the installed capacity of the Las Flores plant, which has the environmental approvals and a permit to increase its installed capacity through the construction of an additional 190 MW gas-fired expansion, and to convert both gas turbines (the existing turbine and the potential expansion) to combined cycle. Each 1x1 combined cycle train would reach approximately 290 MW for a total of approximately 580 MW. Las Flores’ existing site has sufficient space to locate both combined-cycle expansions within its existing premises and plant layout. IC Power has not yet committed to pursue the above mentioned expansions.

Chile

IC Power believes that Chile is one of the most attractive power markets in Latin America, characterized by a highly-efficient and investor-friendly model with a stable regulatory framework and electricity demand growth.

IC Power is constantly monitoring and assessing opportunities in Chile. The acquisitions of Colmito and Central Cardones provided IC Power with the initial footprint from which to carry out organic development strategy in this key market. Currently, IC Power has identified opportunities for thermal and renewable projects. In the thermal segment, IC Power has rights with respect to two large plots of land in addition to a 50-year land concession from the government on which it may develop three independent thermal projects. “Los Rulos” recently obtained environmental approval to build a large scale combined cycle fueled by natural gas, with diesel as emergency backup. IC Power has also installed wind metering masts, accumulated over two years of measurements, and partially secured land for a potential 100 MW wind project. Chile represents one of the most attractive markets in Latin America, but historically it has also been a very challenging market  in which to obtain environmental permits. As such, opportunities may take time to materialize.

Mexico

Mexico is enjoying strong momentum in the energy and infrastructure sectors following market reforms in 2013 and 2014. The reform of the electricity sector has driven, and is expected to continue to drive, significant investments in new generation capacity. In addition, PEMEX, a Mexican state-owned petroleum company, has announced that it aims to reach an installed capacity of approximately 3.1 GW in the medium-term by partnering with power companies for the development of cogeneration plants. The Mexican government has also announced initiatives towards the development of significant renewable energy capacity, seeking to add approximately 4.6 GW of wind capacity over the next decade. Given the market’s size (second largest in Latin America after Brazil), expected growth, strong demand and stability, IC Power opened an office in Mexico which is fully dedicated to the sourcing of opportunities and IC Power hopes to materialize prospects in the short to medium term as a result of these efforts. IC Power is currently assessing a 50 MW wind project and a 55 MW barge relocation.

Argentina

As part of a new Argentinian government plan, the Argentinian government has introduced a new pricing scheme for energy generation companies, which implies an increase of approximately 25% to previous energy tariffs. In addition, as an effort to foster investments and add additional capacity to the system, the Argentinian government launched a 1 GW public auction for renewable energy, with the goal of reaching 8% and 20% of installed capacity coming from renewable energy sources by 2017 and 2020, respectively. It is expected that additional tenders will follow for renewable energy plants, as well as large-scale combined cycle plants.

Argentina is the third largest power market in Latin America. After years of underinvestment, a significant requirement for base load generation is expected, primarily to replace the percentage of Argentina’s generation which relies on obsolete equipment (mostly conventional turbines and open-cycle turbines), as well as to address demand growth. As such, IC Power has decided to open a development office in Buenos Aires. IC Power is currently assessing opportunities for a 650 MW combined cycle plant.

Nicaragua

IC Power is seeking to leverage its operational base and country knowledge by expanding its existing wind farm to reach 100MW.

Distribution Opportunities

The projects described above only represent opportunities in the generation segment. Following the acquisition of Energuate in January 2016, IC Power has dedicated considerable effort in building and consolidating IC Power’s corporate team for the distribution business, which works with the local management of Energuate based in Guatemala. After achieving this consolidation, IC Power believes it is now in a position to continue its growth in the distribution sector in order to provide IC Power with a diversified, uncorrelated and long-term source of income. IC Power is considering several acquisition opportunities.

IC Power’s Generation Customers

IC Power’s generation businesses’ customers include governments, local distribution companies, and/or non-regulated customers, depending upon the operating company and the particular country of operation. IC Power’s generation companies seek to enter into long-term PPAs with power purchasers. For example, in 2016, Kallpa signed a long-term PPA with Southern Perú Copper Corporation (Toquepalo) for the sale of electricity, and Kallpa has committed to sell over 50% of its available energy (in MWh) in every year through 2021.

Additionally, the majority of IC Power’s capacity has been contracted for sale, according to long-term agreements. For example, Kallpa has committed to sell over 50% of its available energy (in MWh) in every year through 2021.

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

As of December 31, 2016, the weighted average remaining life of our significant PPAs based on firm capacity was 8 years. The following table sets forth a summary of the significant PPAs for our generation companies as of December 31, 2016:

	Principal Customer	Commencement	Expiration	Contracted Capacity[1]
Peru Segment
Kallpa	Enel Distribución Perú S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Edecañete S.A.A., Electosureste S.A., Seal S.A.[2]	January 2014	December 2021	350
	Enel Distribución Perú S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Electosureste S.A., Seal S.A., Electrosur S.A.[3]	January 2014	December 2023	210
	Sociedad Minera Cerro Verde S.A.A.	January 2011	December 2020	132
	Compañía Minera Antapaccay S.A.	November 2011	December 2025	100
	Southern Perú Copper Corporation	April 2017	April 2027	120
	Southern Perú Copper Corporation (Toquepala)	May 2017	May 2029	70-85[4]
	Inretail Properties Management S.R.L.	September 2016	December 2021	93
CDA	Electroperú S.A.	August 2016	December 2030	200
	Luz del Sur S.A.A.[5]	January 2018	December 2027	169
	Enel Distribución Perú S.A.A.	January 2022	December 2031	30
	Edecañete	January 2018	December 2027	3
	Luz del Sur S.A.A.	January 2022	December 2031	65
	Enel Distribución Perú S.A.A.	January 2022	December 2031	16
Samay I	Peruvian Investment Promotion Agency (Pro Inversión)	May 2016	April 2036	600
Israel Segment
OPC-Rotem	PPA with Israel Electric Corporation[6]	July 2013	June 2032	447
OPC-Hadera	Hadera Paper	August 2015	September 2036	12-51[7]
	Hebrew University	January 2019	December 2028	22
	Migdal	January 2019	December 2028	37
	Alrov Group	January 2019	December 2028	9
Central America Segment
Corinto	Distribuidora de Electricidad del Norte S.A., Distribuidora de Electricidad del Sur S.A.	June 1999	December 2018	50
Tipitapa Power	Distribuidora de Electricidad del Norte S.A., Distribuidora de Electricidad del Sur S.A.	April 1999	December 2018	51
Amayo I and Amayo II	Distribuidora de Electricidad del Norte S.A.,	March 2009	March 2024	40
	Distribuidora de Electricidad del Sur S.A.,	March 2010	March 2025	23
Nejapa	Seven distribution companies	August 2013	January 2018	71
	Seven distribution companies	August 2013	July 2017	39
	Seven distribution companies	January 2015	December 2017	30
Puerto Quetzal	Comegsa	January 2013	April 2017	30
	MEL	August 2014	December 2017	15
	Ingenio La Unión	May 2015	April 2017	13
	Cenérgica	August 2015	January 2017	30
	CAES	August 2014	December 2017	15
	DEOCSA	May 2016	April 2017	13
Kanan	Empresa de Distribución Eléctrica Chiriqui (EDECHI)	December 2015	December 2020	7
	Empresa de Distribución Eléctrica Elektra Nor Este S.A. (ENSA)	December 2015	December 2020	34
	Empresa de Distribución Eléctrica Metro Oeste S.A. (EDEMET)	December 2015	December 2020	45
Other Segment
COBEE	Minera San Cristóbal	December 2008	October 2017	43
Colmito	ENAP Refinerías S.A.	January 2014	December 2017	38
JPPC	Jamaica Public Services Company	January 1998	January 2018	60
Surpetroil	PETROSUD	March 2015	June 2018	2
	GEOPARK	November 2015	June 2017	9
_______________________________

1.	Where a range is presented, contracted capacity varies monthly for the duration of the PPA.
2.
Kallpa executed 14 PPAs, two PPAs with each of the following seven entities: (i) Enel Distribución Perú S.A.A., (ii) Luz del Sur S.A.A., (iii) Edecañete S.A., (iv) Electrosur S.A., (v) Electro Sur Este S.A.A., (vi) Sociedad Eléctrica del Sur Oeste S.A. and (vii) Electro Puno S.A.A. Each of Electrosur S.A. and Electro Puno S.A.A. assigned their PPAs to Hidrandina S.A. in August 2012 and in October 2012, respectively. The 350 MW capacity represents the aggregate contracted capacity among these 14 PPAs.

3.
Kallpa executed 12 PPAs, two PPAs with each of the following six entities: (i) Enel Distribución Perú S.A.A., (ii) Luz del Sur S.A.A., (iii) Electrosur S.A., (iv) Electro Sur Este S.A.A., (v) Electro Puno S.A.A. and (vi) Sociedad Eléctrica del Sur Oeste S.A. Electro Puno S.A.A. assigned its PPAs to Hidrandina S.A. in October 2012. The 210 MW capacity represents the aggregate contracted capacity among these 12 PPAs.

4.	Contracted capacity will be determined during the first six months of supply after the client begins operations. Minimum of 70 MW and maximum of 85 MW.
5.	Represents capacity under three separate PPAs.
6.
The terms of the IEC PPA provide OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to end users. OPC-Rotem has exercised this option and sold all of its energy and capacity directly to 28 end users as of December 31, 2016, who primarily consist of Israeli industrial companies, such as Granit Group. OPC-Rotem has entered into PPAs with end users which cover a range of 4 MW to 107 MW of capacity, with each PPA covering, on average, 23 MW of capacity. As of December 31, 2016, the weighted average remaining life of OPC-Rotem’s PPAs with end users based on firm capacity is approximately six years. For further information on the IEC PPA, see “—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector.”

7.	The contracted capacity of the PPA with Hadera Paper will increase to 40 MW upon the completion of the OPC-Hadera project, which is expected to commence commercial operations in early 2019.

Distribution Customers

For further information on the customers within IC Power’s distribution business, see “—Distribution Operations —Energuate—Customer Base.”

IC Power’s Raw Materials and Suppliers

IC Power’s power facilities utilize natural gas, hydroelectric, HFO, diesel, wind or a combination of these energy sources. The price volatility, availability and purchase price of these materials (other than wind and water) depend upon the specific fuel and the market in which the fuel is to be used.

Kallpa, IC Power’s largest asset, is party to several supply agreements, including long-term natural gas supply agreements and transportation services agreements that are material to its operations. While Nejapa and CEPP purchase the HFO necessary for their operations in the El Salvador and Dominican spot markets, respectively, JPPC, Nejapa, Corinto, Tipitapa and Puerto Quetzal purchase the HFO necessary for their operations from several fuel suppliers in connection with long-term supply agreements. The sole provider of natural gas in Bolivia is a government-owned company. Therefore, the terms for transmission and delivery of natural gas to COBEE are set by government decree.

Natural Gas Supply and Transportation Agreements

Kallpa purchases its natural gas requirements for its generation facilities from the Camisea Consortium, pursuant to a natural gas supply agreement. Under this agreement, the Camisea Consortium has agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount, and Kallpa has agreed to acquire natural gas exclusively from the Camisea Consortium. The Camisea Consortium is obligated to provide a maximum of 4.3 million cubic meters of natural gas per day to Kallpa’s plant and Kallpa is obligated to purchase a minimum of 2.2 million cubic meters of natural gas per day. Should Kallpa fail to consume the contractual minimum volume on any given day, it may make up the consumption volume shortage on any day during the following 18 months. The price that Kallpa pays to the Camisea Consortium for the natural gas supplied is based upon a base price in U.S. Dollars set on the date of the agreement, indexed each year based on two producer price indices: Fuels and Related Products Power Index and Oil Field and Gas Field Machinery Index, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022. For information on the risks related to Kallpa’s inability to renew, extend or replace this agreement prior to its expiration, see “Risk Factors—Risks Related to IC Power—Risks Related to IC Power’s Generation Business—Supplier concentration may expose IC Power to significant financial credit or performance risk, particularly with respect to those agreements which may expire during the life of its power plants.”

Kallpa’s natural gas transportation services are rendered by TGP, pursuant to a natural gas firm transportation agreement and an interruptible gas transportation agreement. In April 2014, the firm transportation agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. These agreements expire in December 2033. Additionally, Kallpa is party to two additional natural gas transportation agreements that expire in April 2030 and April 2033, respectively.

Additionally, on April 1, 2014, Kallpa entered into an agreement with TGP to cover the period up to the completion of the expansion of TGP’s pipeline facilities.

Set forth below is a summary of the natural gas transportation services under these two agreements (in cubic meters of gas per day):

Periods	Firm	Interruptible
Initial Date of Dispatch up to pipeline expansion	3,474,861	1,329,593
April 22, 2016 - March 20, 2020	4,854,312	764,463
March 20, 2020 - January 1, 2021	4,655,000	764,463
January 2, 2021 - March 31, 2030	4,655,000	530,000
April 1, 2030 - March 31, 2033	3,883,831	1,301,169
April 1, 2033 - December 31, 2033	2,948,831	1,301,169

Natural gas distribution services are rendered by Cálidda, under a natural gas distribution agreement. Under such agreement, which expires on December 31, 2033, Cálidda is obliged to distribute up to approximately 3.71 million cubic meters of natural gas per day to Kallpa.

OPC-Rotem purchases natural gas from the Tamar Group, composed of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership and Everest Infrastructures Limited Partnership, or collectively, the Tamar Group, pursuant to a natural gas supply agreement. Under this agreement, the Tamar Group has agreed to supply OPC-Rotem’s natural gas requirements, subject to a contractual maximum amount of 10.6 billion cubic meters. OPC-Rotem’s agreement with the Tamar Group provides for the curtailment of OPC-Rotem’s gas supply in the event of insufficient gas supply, and provides that certain other Tamar Group customers have priority over OPC-Rotem for supply and may therefore not be curtailed even if OPC-Rotem were curtailed.

The price that OPC-Rotem pays to the Tamar Group for the natural gas supplied is based upon a base price in New Israeli Shekels set on the date of the agreement, indexed to changes in the “Production Cost” tariff, which is part of the “Time of Use” tariff and the U.S. Dollar representative exchange rate. As a result, increases or decreases in the EA’s generation tariff have a related effect on OPC-Rotem’s cost of sales and margins. In addition, the natural gas price formula in OPC-Rotem’s supply agreement is subject to a floor mechanism. As a result of previous declines in the PUAE’s generation component tariff, OPC-Rotem began to pay the ultimate floor price in November 2015. Therefore, the September 2015 and January 2017 declines, which reduced the EA generation component tariff by approximately 12% and 0.5%, respectively and any further declines in the EA generation component tariff, will not result in a corresponding decline in OPC-Rotem’s natural gas expenses, and may therefore lead to a greater decline in OPC-Rotem’s margins, which may have a material adverse effect on OPC-Rotem’s business, results of operations and financial condition. For information on the risks associated with the impact of the EA’s generation tariff on OPC-Rotem’s supply agreement with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—The profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory costs and EA tariffs.”

OPC-Rotem’s agreement with the Tamar Group expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. For information on the Israeli Natural Gas Council’s resolution regarding the pro rata distribution of natural gas in the event of gas shortages in Israel, see “—Regulatory, Environment and Compliance Matters—Regulation of the Israeli Electricity Sector.”

The Israel National Gas Council regulates the usage of capacity and supply of the natural gas pipeline from the Tamar rig in case of a shortage of capacity of the gas pipeline, and its regulation differs from the provision included in OPC-Rotem’s agreement with the Tamar Group. IC Power believes that the pro-rata mechanism stipulated in the Gas Authority Resolution may increase the gas volume delivered to OPC-Rotem pursuant to OPC-Rotem’s agreement with the Tamar Group in the event of gas pipeline capacity shortages. The manner in which the Gas Authority Resolution would be implemented, if at all and, if implemented, its potential effect on OPC-Rotem’s agreement with the Tamar Group, if any, remains unknown. The Tamar Group has recently notified OPC-Rotem that as of September 30, 2020, OPC-Rotem's gas supply will be available on a firm, non-interruptible basis.

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

Set forth below is a discussion of competition among power generation companies in certain of IC Power’s markets of operation. For further information on competition within IC Power’s distribution business, see “—Distribution Operations—Energuate—Guatemala Distribution Service Providers.”

Peru

In Peru, power generation companies compete along a number of dimensions, including the ability to (i) source and enter into long-term PPAs with power purchases, (ii) source and secure land for the development or expansion of additional power generation plants, (iii) source and secure natural gas to fuel power generation stations, (iv) win tenders by the Peruvian government to build cold, or other generation supply, reserve plants, and (v) maintain or increase market share in the growing Peruvian electricity market, particularly in connection with the balance of energy supply and demand within Peru. In Peru, IC Power competes with state-owned generation companies (although their relative weight in the market has been diminishing over time since the privatization process started in the 1990s), as well as large international and domestic private generators.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Peru for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
IC Power (Kallpa, Samay I and CDA)	6,811	14.09	5,166	11.60	5,920	14.17
Enel Generación Perú S.A.A.[1]	8,832	18.28	8,370	18.79	8,848	21.17
Engie Energía Perú S.A. (formerly EnerSur S.A.)	8,182	16.93	7,172	16.10	7,098	16.98
Electroperú S.A. (a state-owned generation company)	6,644	13.75	7,172	16.10	7,041	16.85
Orazul Energy Egenor[2]	2,423	5.01	2,648	5.95	2,534	6.06
Other generation companies	15,434	31.94	14,012	31.46	10,351	24.77
Total	48,326	100	44,540	100.0	41,792	100.0

________________________

1.	Includes Enel Generación Perú and Chinango S.A.C.
2.	Includes Egenor and Termoselva S.R.L.

Israel

Within Israel, IC Power’s major competitors are IEC and private power generators, such as Dorad Energy Ltd. and Dalia, who, as a result of recent government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity.

Until OPC-Rotem reached COD in July 2013, IEC operated as the sole large-scale provider of electricity in Israel. In May 2014, Dorad Energy Ltd. became the second IPP to reached COD in Israel, adding a capacity of 860 MW to the Israeli electric market. In 2015, the power plant of Dalia reached COD, adding 910 MW to the Israeli electric market. Several other IPPs are in the process of constructing power plants, and are expected to reach COD in the coming years. As of the date of this annual report, IEC has not published generation and energy and capacity sales information for IPPs.

Nicaragua

The electricity market in Nicaragua is served by a variety of generation companies, including (1) ICPNH, (2) ALBA de Nicaragua, S.A. (ALBANISA), (3) PENSA Proyecto Eléctrico de Nicaragua, S.A, (4) Enel SpA and (5) Generadora de Occidente, Ltda. ICPNH competes with each of these companies for the right to supply capacity and energy to distribution companies and other non-regulated customers as well as exports to SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Nicaragua for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
ICPNH	978	21.39	1,095	24.88	1,099	26.71
ALBA de Nicaragua, S.A. (ALBANISA)	837	18.31	886	20.13	745	18.11
PENSA Proyecto Eléctrico de Nicaragua, S.A.	476	10.42	451	10.24	430	10.45
Enel SpA	385	8.43	283	6.42	354	8.60
Generadora de Occidente, Ltda.	372	8.14	370	8.42	266	6.47
Other generation companies	1,522	33.31	1,316	29.91	1,220	29.65
Total	4,574	100.0	4,401	100.0	4,114	100.0

Guatemala

The electricity market in Guatemala is served by a variety of generation companies, including (1) Puerto Quetzal, (2) El Instituto Nacional de Electrificación (INDE), (3) Energías San José S.A., and (4) Orazul Energy Guatemala y Cia, S.C.A. Puerto Quetzal competes with each of these companies for the right to supply capacity and energy to distribution companies and other non-regulated customers, as well as ancillary services to the grid. In addition, Puerto Quetzal competes directly, or through its trading arm Poliwatt Limitada, for the export of energy and capacity to various countries in SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Guatemala for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Puerto Quetzal	364	3.35	673	6.53	490	4.67
El Instituto Nacional de Electrificación (INDE)	1,537	14.13	1,969	19.11	3,159	30.09
Energías San José, S. A.	1,163	10.69	1,045	10.14	970	9.24
Orazul Energy Guatemala y Cia S.C.A.	696	6.40	675	6.55	872	8.31
Other generation companies	7,131	65.55	5,940	57.66	5,007	47.69
Total	10,891	100.0	10,302	100.0	10,498	100.0

El Salvador

The electricity market in El Salvador is served by a variety of generation companies, including (1) Nejapa, (2) Comisión Ejecutiva Hidroeléctrica del Río Lempa, a state-owned generation company whose primary generation facilities are hydroelectric plants, (3) LaGeo S.A. de C.V., a state-owned generation company whose primary generation facilities are geothermal plants, (4) Orazul Energy, (5) Inversiones Energéticas, S.A. de C.V., and (6) Termopuerto, S.A. de C.V. Nejapa competes with each of these companies for the right to supply capacity and energy to distribution companies and other non-regulated customers, as well as for exports to SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in El Salvador for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Nejapa	387	7.07	440	7.97	376	6.08
Comisión Ejecutiva Hidroeléctrica del Río Lempa	1,258	22.94	1,349	24.43	1,718	27.76
LaGeo S.A. de C.V.	1,467	26.77	1,432	25.93	1,558	25.17
Orazul Energy	1,002	18.29	853	15.43	821	13.26
Inversiones Energéticas, S.A. de C.V.	440	8.03	491	8.89	574	9.27
Termopuerto, S.A. de C.V.	463	8.45	493	8.93	476	7.69
Other generation companies	464	8.45	465	8.42	667	10.77
Total	5,481	100.0	5,523	100.0	6,190	100.0

Panama

The electricity market in Panama is served by a variety of generation companies, including (1) Kanan, (2) Pedregal, (3) ACP, (4) AES Panamá, S.R.L, (5) Celsia SA ESP and (6) Enel Fortuna, S.A. Kanan and Pedregal compete with each of these companies for the right to supply capacity and energy to distribution companies and other non-regulated customers, as well as for exports to SIEPAC.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Panama for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
IC Power (Kanan and Pedregal)	433	4.06	356	3.31	405	4.40
ACP	723	6.77	828	7.70	1,029	11.18
AES Panamá, S.R.L.	2,777	26.02	2,497	23.22	1,993	21.66
Celsia SA ESP	1,477	13.84	1,444	13.43	1,565	17.00
Enel Fortuna, S.A.	1,353	12.68	1,658	15.42	1,130	12.28
Other hydros	2,223	20.83	1,777	16.53	1,473	16.00
Other thermal	971	9.10	1,047	9.74	1,311	14.25
Solar & wind	688	6.44	428	3.97	189	2.05
EOR	28	0.26	17	0.16	108	1.17
Total	10,673	100.0	10,052	100.0	9,203	100.0

Bolivia

The electricity market in Bolivia is primarily served by a variety of generation companies, including COBEE, Guaracachi, Valle Hermoso and Corani.

The following table sets forth the quantity of energy generated by each of the principal generation companies in Bolivia for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
COBEE	889	10.1	1,081	12.97	1,086	13.86
Guaracachi	1,721	19.6	1,999	23.98	2,078	26.52
Valle Hermoso	1,787	13.5	1,070	12.84	1,457	18.59
Corani	580	6.6	938	11.25	923	11.78
Other generation companies	4,382	50.0	3,247	38.96	2,292	29.25
Total	9,359	100.0	8,335	100.0	7,836	100.0

Chile (SIC)

The electricity market in Chile is served by a variety of generation companies, including (1) Central Cardones, (2) Colmito, (3) Endesa and (4) Colbún. We compete in the SIC system, Chile’s largest power system, with each of these companies for the right to supply capacity and energy to distribution companies and other non-regulated customers. A transmission line is under construction to connect the SIC with SING, Chile’s second largest power system. Once completed, we also expect to compete with power plants in the SING system.

The following table sets forth the quantity of energy generated by each of the principal generation companies in SIC for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
IC Power (Colmito and Central Cardones)	8	0.02	31	0.06	6	0.01
Endesa S.A.	13,460	24.97	11,759	22.23	12,312	23.58
Colbún S.A.	10,141	18.81	11,805	22.32	12,170	23.31
AES Gener S.A.	5,774	10.71	5,047	9.54	5,296	10.14
Empresa Eléctrica Guacolda S.A.	4,775	8.86	4,548	8.60	4,889	9.36
Empresa Eléctrica Pehuenche S.A.	2.365	4.39	2,980	5.63	3,006	5.76
Other generation companies	17,382	32.24	16,731	31.63	14,531	27.83
Total	53,905	100.0	52,901	100.0	52,210	100.0

Dominican Republic

The power and electricity market in the Dominican Republic is served by a variety of generation companies, including (1) CEPP, (2) affiliates of AES Corp., which own one combined-cycle plant fueled by natural gas and two open-cycle plants fueled by natural gas, as well as equity interests in two plants fueled with coal, (3) Empresa de Generación Hidroeléctrica Dominicana, a state-owned generation company whose primary generation facilities are hydroelectric plants, (4) Empresa Generadora de Electricidad Haina, S.A., (5) Compañía de Electricidad de San Pedro de Macorís, (6) Gas Natural SDG, S.A. (Gas Natural Fenosa), (7) Transcontinental Capital Corp. (Bermuda) Ltd (Seaboard), and (8) Consorcio Laesa Ltd. CEPP competes with each of these companies for the right to supply capacity and energy to distribution companies and other non-regulated customers.

The following table sets forth the quantity of energy generated by each of the principal generation companies in the Dominican Republic for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
CEPP	264	1.71	298	1.99	242	1.80
Affiliates of AES Corp.	5,727	37.12	5,311	35.48	5,443	40.40
Empresa de Generación Hidroeléctrica Dominicana	1,545	10.01	2,688	17.96	1,260	9.35
Empresa Generadora de Electricidad Haina, S.A.	2,766	17.92	1,006	6.72	2,731	20.27
Compañía de Electricidad de San Pedro de Macorís	1,116	7.23	934	6.23	113	0.84
Gas Natural SDG, S.A. (Gas Natural Fenosa)	989	6.41	1,012	6.76	919	6.82
Transcontinental Capital Corp. (Bermuda) Ltd (Seaboard)	888	5.76	842	5.62	1,006	7.47
Consorcio Laesa Ltd	583	3.78	612	4.09	471	3.50
Other generation companies	1,552	10.06	2,287	15.28	1,285	9.54
Total	15,430	100.0	14,990	100.0	13,470	100.0

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

The following table sets forth the quantity of energy generated by each of the principal generation companies in Colombia for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	2016		2015		2014
Company	(GWh)	Market Share (%)	(GWh)	Market Share (%)	(GWh)	Market Share (%)
Surpetroil[1]	2	—	43	0.06	23	0.04
Empresas Públicas de Medellín E.S.P	13,409	20.33	13,994	21.03	13,626	21.18
Emgesa E.SP	15,005	22.75	13,749	20.66	13,691	21.28
Isagen S.A. E.SP	11,392	17.28	12,821	19.27	10,609	16.49
Generadora y Comercializadora de Energía del Caribe S.A. E.S.P.	3,181	4.83	6,972	10.48	7,508	11.67
Other generation companies	22,953	34.81	18,970	28.51	18,871	29.34
Total	65,942	100.0	66,549	100.0	64,328	100.0
_______________________

1.	Reflects energy sales in the Colombian interconnected system.

IC Power’s Seasonality

Within the Latin American and the Caribbean countries in which IC Power operates, power is generally generated by hydroelectric or thermal power stations. The hydroelectric stations are an efficient source of power generation due to the cost savings of fuel associated with thermal power generation. The power generated by these hydroelectric power stations varies in accordance with the rainy seasons and rainfall patterns of each country in each year. For example, greater amounts of hydroelectric power are dispatched between November and April in Peru—the Peruvian rainy season—than between May and October, when the volumes of rainfall declines and operators have less water available for electricity generation in the reservoirs serving their plants. During periods of lesser rainfall, greater volumes of thermoelectric power are dispatched. Therefore, Kallpa provides IC Power’s Peruvian generation segment with a hedge during drier periods (in which less hydroelectric power is generally dispatched), while CDA provides IC Power’s Peruvian generation segment with a hedge during the rainy season (in which less thermoelectric power is generally dispatched).

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

Within Israel, electricity demand is sensitive to temperatures and tends to be greater in the summer season (July to August) because of the use of air conditioners and in the winter season (December to February) because of the use of heating devices, as compared with the other months of the year. As a result, the tariffs in the winter and summer seasons are higher than those in the transition seasons, making Israeli power generators, such as OPC-Rotem, more profitable, generally, in the winter and summer months, as compared to other months of the year. These seasonal increases are partially offset by an increase in fuel costs during those periods. For further information on the seasonality of tariffs in Israel, see “—Industry Overview—Overview of Electricity Generation Industry—Israel.”

For further information on the seasonality within IC Power’s distribution business, see “—Distribution Operations—Seasonality.”

IC Power’s Property, Plants and Equipment

The following table provides certain information regarding IC Power’s power plants that are owned or leased, as of December 31, 2016:

Company/Plant	Location	Installed Capacity	Fuel Type
		(MW)
Operating Companies
Peru Segment
Kallpa:
Kallpa I, II, III and IV	Chilca district, Peru	870	Natural gas (combined cycle)

Las Flores	Chilca district, Peru	193	Natural gas

Kallpa Total		1,063

Samay I	Mollendo, Peru	632	Diesel and natural gas
CDA	Huancavelica, Peru	545	Hydroelectric

Israel Segment
OPC-Rotem	Mishor Rotem, Israel	440	Natural gas and diesel (combined cycle)
OPC-Hadera[1]	Hadera, Israel	18	Natural gas

Company/Plant	Location	Installed Capacity	Fuel Type
(MW)
Central America Segment
ICPNH
Corinto[2]	Chinandega, Nicaragua	71	HFO
Tipitapa Power	Managua, Nicaragua	51	HFO
Amayo I	Rivas, Nicaragua	40	Wind
Amayo II3	Rivas, Nicaragua	23	Wind

ICPNH Total		185

Puerto Quetzal	Escuintla, Guatemala	179	HFO

Nejapa	Nejapa, El Salvador	140	HFO

Kanan[4]	Colon, Panama	92	HFO
Other Segment
CEPP	Puerto Plata, Dominican Republic	67	HFO

COBEE:
Zongo Valley plants:
Zongo	Zongo Valley, Bolivia	11	Hydroelectric
Tiquimani	Zongo Valley, Bolivia	9	Hydroelectric
Botijlaca	Zongo Valley, Bolivia	7	Hydroelectric
Cutichucho	Zongo Valley, Bolivia	23	Hydroelectric
Santa Rosa	Zongo Valley, Bolivia	18	Hydroelectric
Sainani	Zongo Valley, Bolivia	10	Hydroelectric
Chururaqui	Zongo Valley, Bolivia	25	Hydroelectric
Harca	Zongo Valley, Bolivia	26	Hydroelectric
Cahua	Zongo Valley, Bolivia	28	Hydroelectric
Huaji	Zongo Valley, Bolivia	30	Hydroelectric

		187

Miguillas Valley plants:
Miguillas	Miguillas Valley, Bolivia	4	Hydroelectric
Angostura	Miguillas Valley, Bolivia	6	Hydroelectric
Choquetanga	Miguillas Valley, Bolivia	6	Hydroelectric
Carabuco	Miguillas Valley, Bolivia	6	Hydroelectric

		22

El Alto-Kenko	La Paz, Bolivia	19	Natural gas

COBEE Total		228

Central Cardones	Copiapó, Chile	153	Diesel

Colmito	Concón, Chile	58	Natural gas and diesel

JPPC	Kingston, Jamaica	60	HFO

Surpetroil
La Hocha	Huila, Colombia	2	Natural gas
Purificación	Tolima, Colombia	10	Natural gas
Entrerios	Casanare, Colombia	3	Natural gas
Geopark	Casanare, Colombia	16	Natural gas

Surpetroil Total		31

________________________

1.
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel, based upon a plant with 140 MW of capacity. Construction commenced in June 2016 and COD is expected by early 2019.

2.
In March 2016, a unit of ICPNH’s barge-mounted power plant (Corinto) sustained damage in connection with a machinery breakdown. The relevant unit has an installed capacity of 18 MW, and represents 25% of all IC Power’s installed capacity at the Corinto plant. This event is covered by insurance. The relevant unit came back on-line in February 2017.

3.
Wind farm complex sustained damage in December 2014 in connection with a blackout in the Nicaragua’s National Interconnection System, which left one wind turbine collapsed and another two wind turbines with severe damage. In early 2016, the three damaged turbines, which represented 10% of all of IC Power’s installed capacity at its Amayo I and Amayo II plants, were replaced and re-commenced commercial operations.

4.
In April 2017, Kanan experienced a fire, and as a result of the fire, both its 55 MW and 37 MW barges were placed off-line. For further information on the incident, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—IC Power—Fire at Kanan Plant.”

In addition:

•
Cenérgica owns three fuel storage tanks on site with an aggregate capacity of 240,000 barrels and maintains a fuel depot and marine terminal located on a 6.5 hectare site that IC Power leases in Acajutla, El Salvador;

•
IC Power was awarded a tender published by the Chilean government for a lease of land in Northern Chile, which is intended for the construction of a power station with a capacity of at least 350 MW; and

•
IC Power was awarded a tender published by the Israel Land Authority to lease an approximately 592,000 square foot plot adjacent to the OPC-Rotem site, which can be utilized to extend OPC-Rotem’s capacity in Israel.

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

IC Power leases its principal executive offices in Lima, Peru and various other office space in the markets that it serves. IC Power owns all of its production facilities, other than Las Flores power plant. IC Power leases Las Flores facility under a capital lease as described in “Item 5.B—Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness—Las Flores Lease.”

IC Power believes that all of its production facilities are in good operating condition. As of December 31, 2016, the consolidated net book value of IC Power’s property, plant and equipment was $3,510 million.

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

Insurance

IC Power carries insurance for its plants against material damage and consequent business interruption through comprehensive “all-risks” insurance policies. These all-risk insurance policies provide for total replacement values of $3.8 billion for property damage and $777 million for business interruption and are renewed annually, with the most recent renewal occurring in January 2017. In some cases, IC Power relies on insurance policies in the event that any of its plants sustain damages or experience business interruptions as a result of the actions of, or a breach under the relevant agreement by, suppliers, customers or other third parties whose liability obligations are contractually limited. IC Power’s insurance coverage is underwritten by some of the largest international reinsurance companies, including Mapfre S.A., Munich Re, Zurich Insurance Group Ltd, ACE Limited, American International Group, Inc., Allianz SE and Swiss Re Ltd, among others.

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

Additionally, IC Power carries a property damage and business interruption insurance policy for Samay I to protect against risks of direct physical loss or damage due to machinery breakdown, earthquake and the other main risks associated with the operation of the Samay I plant. Coverage includes (1) property damage with a limit of $294 million and (2) business interruption with an 18-month indemnity period with a limit of $73 million. Additionally, IC Power has third party liability and terrorism insurance policies, covering (1) third-party liability with a limit of $50 million and (2) terrorism with a limit of $150 million. In July 2016, all four of Samay I’s units were declared unavailable to the system. By February 2017, all four of the units had been declared available to the system. The cost of the repairs was paid by the EPC contractor. To the extent IC Power is required to incur costs relating to the outage, including repair costs and loss of profits, IC Power intends to seek coverage from the EPC contractor and/or the insurance coverage (subject to deductibles).

IC Power does not anticipate having any difficulties in renewing any of its insurance policies and believes that its insurance coverage is reasonable in amount and consistent with industry standards applicable to energy generation companies operating in the same markets.

Employees

As of December 31, 2016, IC Power had a total of 2,069 employees. Substantially all of IC Power’s employees are employed on a full-time basis, and are usually divided into one of the following functions: plant operation and maintenance, administrative support, corporate management, budget and finance, legal and project management.

The table below sets forth breakdown of employees by main category of activity and by segment as of the dates indicated:

	As of December 31,
	2016	2015[1]	2014[1]
Number of employees by category of activity:
Plant operation and maintenance	1,489	879	842
Administrative support	484	317	310
Corporate management, budget and finance	48	38	33
Other, including project management	48	72	50
Total	2,069	1,306	1,235
Number of employees by segment:
Generation	1,309	1,306	1,235
Peru	250	230	182
Israel	82	66	61
Central America	385	386	443
Other	592	624	549
Distribution	760	—	—
Total	2,069	1,306	1,235
_____________________________________________________

[1]	Does not include Energuate’s employees, as we acquired Energuate in January 2016. For further information on Energuate’s employees, see “—Distribution Operations—Employees.”

From time to time, Energuate contracts for the service of temporary employees. As of December 31, 2016, IC Power did not employ a material number of temporary employees.

For a discussion of Energuate’s employees, see “—Distribution Operations—Energuate—Employees.”

As of December 31, 2016, approximately 31% of IC Power’s employees were unionized, representing a significant portion of its employees in Israel, Guatemala, Bolivia and Jamaica. As of December 31, 2016, approximately 38% of OPC-Rotem’s employees were represented by Histadrut Labor Federation, the general federation of labor in Israel, approximately 62% of Energuate’s employees were unionized and were members of one of four labor unions, approximately 62% of COBEE’s employees were represented by the Sindicato Unico de Trabajadores de Luz y Fuerza COBEE and approximately 27% of JPPC’s employees were represented by Union of Technical Administrative and Supervisory Personnel. We negotiate a collective bargaining with each union on an annual basis. In June 2015, COBEE’s facilities in Bolivia experienced a brief strike, which did not result in a work stoppage and did not have a material effect on IC Power’s operations.

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

Shareholders’ Agreements

IC Power holds a majority stake in most of its operating companies—Kallpa, OPC-Rotem, CEPP, Central Cardones, Surpetroil, Corinto, Tipitapa Power, Amayo I, Amayo II, CDA, Samay I, DEORSA and DEOCSA—and a non-controlling interest in Pedregal. The operations of these companies are subject to shareholders’ and/or member agreements. Although the terms of each of these shareholder and member agreements vary, they generally provide, in certain circumstances and subject to certain conditions: (1) each shareholder with the right to elect a specified number of directors and/or appoint specified executive officers; (2) for the distribution of dividends in proportion to each shareholder’s equity interest; (3) the minority shareholder with veto rights with respect to significant corporate actions (e.g., mergers, share issuances, the amendment of governing documents, and the entry into PPAs or other contracts in excess of a specified value) and certain approval protocol with respect to the budget of the relevant company; (4) each party with a right of first refusal with respect to any potential sale of equity interests in the relevant company; and (5) specifications of additional equity contributions, if any.

Additionally, IC Power and Energía del Pacífico, the minority shareholder in each of Kallpa, Samay I, and CDA, have agreed that IC Power and Energía del Pacífico will each submit projects related to generation or transmission of energy in Peru to Kallpa and will not develop such projects other than through Kallpa, unless both parties agree to incorporate a new investment vehicle. Similarly, IC Power has provided tag-along rights to Mr. Yesid Gasca Duran, the minority shareholder in Surpetroil, with respect to any new projects which IC Power may develop or acquire in Colombia.

Legal Proceedings

Set forth below is a discussion of a significant legal proceeding to which IC Power’s subsidiary is party. For further information on IC Power’s legal proceedings, see Note 20 to our financial statements included in this annual report.

Energuate Tax Claims

In July 2016, the Guatemalan Tax Administrator, or the SAT, issued a claim against DEORSA and DEOCSA for back taxes for the years 2011 and 2012, alleging that these companies improperly deducted interest and amortization of goodwill relating to the acquisition of these companies in 2011 by their prior owner in a leveraged buy-out.

As background, in February 2015, the SAT issued a binding tax opinion, or the Tax Opinion, confirming that such deductions were legitimate. The government of Guatemala changed in January 2016. After the new government took power and despite the previous Tax Opinion, in July 2016, the SAT filed a complaint against DEORSA and DEOCSA that unilaterally reversed the Tax Opinion. The complaint requested the payment of alleged back taxes, interest, and fines in relation to tax years 2011 and 2012 on the grounds that the structure of the 2011 acquisition was used to generate tax deductions for interest and amortization of goodwill.

In August 2016, the court hearing the SAT complaint ordered DEORSA and DEOCSA to pay $6 million and $11 million, respectively, in alleged back taxes immediately, plus interest and fines. In August 2016, DEORSA and DEOCSA paid $6 million and $11 million, respectively, for alleged back taxes for 2011 and 2012. In December 2016, following discussions with, and upon the instruction of, the SAT, and in order to avoid other potential measures by the SAT, DEORSA and DEOCSA paid the SAT $10 million and $16 million, respectively, in full satisfaction of the interest and fines payments assessed by the SAT in connection with the 2011 and 2012 tax claims.

In light of the SAT’s actions, and in order to avoid the initiation of complaints by the SAT concerning the tax years 2013, 2014 and 2015 and any resulting fines and interest, upon instruction of the SAT, DEORSA and DEOCSA revised their tax returns for these years and paid $12 million and $20 million in August 2016, respectively, corresponding to alleged back taxes and interest for those years. The total payments described above (covering 2011 through 2015) are in the amount of $74 million, representing the total amount demanded by the SAT, as well as DEORSA and DEOCSA’s payments to the SAT with respect to the 2013, 2014 and 2015 tax years as described above. In addition, during 2016, DEORSA and DEOCSA made $5 million of advance income tax payments for taxes relating to 2016.

DEORSA and DEOCSA are disputing the SAT’s claims and have made all payments subject to a broad reservation of rights, including but not limited to seeking restitution of such payments. IC Power has recognized these payments as a non-current tax asset in its financial statements (recorded on its balance sheet as an income tax receivable). Furthermore, although DEORSA and DEOCSA are pursuing legal remedies through the Guatemalan legal system to determine their ability to deduct interest and amortization relating to the 2011 acquisition, DEORSA and DEOCSA may not be able to deduct such historical amounts or take similar deductions in the future. In light of the court orders referred to above, at this time, DEORSA and DEOCSA are not currently deducting interest and amortization relating to the 2011 acquisition for income tax purposes. However, income tax payments made in relation to such items are being recorded as non-current tax receivables.

Kallpa—Import Tax Assessments

Since 2010, SUNAT has issued tax assessments to Kallpa and its lenders (as lessors under the Kallpa leases) for payment of import taxes allegedly owed by Kallpa and its lenders in connection with the engineering services related to the EPC contractors of Kallpa I, II, III and IV. The assessments were made on the basis of the allegation that Kallpa and its lenders should have included the value of the engineering services rendered by the contractor of the relevant project in the tax base of the imported equipment for the import taxes. Kallpa disagrees with these tax assessments on the grounds that the engineering services rendered to design and build the power plant are not part of the value of the imported goods but a separate service for which Kallpa paid its corresponding taxes because all such equipment, according to SUNAT’s allegation, could be deemed a plant with respect to the unit in connection with which it was imported. Kallpa and its lenders disputed the tax assessments before SUNAT and, after SUNAT confirmed the assessments, appealed before the Tribunal Fiscal.

In January 2015, Kallpa and its lenders were notified that the Tribunal Fiscal had rejected their appeal in respect of the Kallpa I assessment. Kallpa and its lenders disagreed with the Tribunal Fiscal’s decision and challenged this decision in the Peruvian courts. In order to challenge the Kallpa I ruling, Kallpa and its lenders were required to pay the tax assessment of Kallpa I in the aggregate amount of approximately $12.3 million, which amount consists of the tax assessment for Kallpa I, plus related interest and fines. In April 2015, Kallpa and its lenders made the final payment (under protest) regarding Kallpa I’s tax assessment in order to appeal the administrative ruling of the Tribunal Fiscal in the judicial system. Kallpa has reimbursed the lenders for each of the amounts due under the terms and conditions set forth in the operation agreement dated July 31, 2008, as amended, by and among Citibank del Perú S.A., Citileasing S.A., Banco de Crédito del Perú, Scotiabank Perú, and Kallpa. In September 2016, the court of first instance denied the challenge brought by Kallpa and its lenders in respect of the Tribunal Fiscal’s decision over the Kallpa I assessment. Kallpa and its lenders appealed the decision in September 2016. To the extent that the appeal is successful, Kallpa and its lenders will be entitled to seek the return of the amounts paid to SUNAT. A decision of the Tribunal Fiscal of the appeals in respect of the Kallpa II and III assessments is still pending.

In January 2016, SUNAT issued a ruling in favor of Kallpa, releasing Kallpa from substantially all claims and associated fines related to Kallpa IV, as SUNAT concluded that the Kallpa IV unit could not be deemed a plant and therefore, the engineering services rendered in connection with the Kallpa IV project could not be incorporated into the value of the imported equipment. As of December 31, 2016, the total tax exposure related to claims by SUNAT against Kallpa and its lenders in connection with the importation of equipment related to the Kallpa I, II, III and IV projects, equaled S/79 million (approximately $24 million), including interest and fines.

SUNAT 2012 Income Tax Audit

On February 15, 2016, as a result of the 2012 income tax audit, SUNAT issued a preliminary income tax assessment against IC Power on the basis that certain interest accrued on IC Power’s debt and some maintenance expenses amounting to approximately S/22 million (approximately $7 million) should not have been deducted from IC Power’s 2012 taxable income but rather treated as an asset. On March 11, 2016, SUNAT issued a final tax assessment for approximately S/16.5 million (approximately $5 million), related to the interest expenses accrued during the construction of the steam turbine (Kallpa IV) as part of the combined-cycle conversion of the plant. IC Power will appeal this assessment before SUNAT. As of December 31, 2016, Kallpa’s potential tax liability relating to this assessment is S/12 million (approximately $3 million), including interest and fines.

Dispute with Tamar Group

OPC-Rotem is party to a gas supply and purchase agreement with the Tamar Group. Under the agreement, the price of the gas that OPC-Rotem purchases is linked to the EA’s generation component tariff, which the EA revises from to time. In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per MWh to NIS 333.2 per MWh, instead of the single tariff that had previously used. In January 2015, the EA published new tariffs, which further reduced tariff rates.

In connection with the indexation of the natural gas price formula for OPC-Rotem’s gas supply agreement with the Tamar Group, OPC-Rotem and the Tamar Group disagreed as to which of the EA’s July 2013 tariffs applied to OPC-Rotem’s supply agreement, and have a similar disagreement with respect to the tariffs published in January 2015. In February 2017, OPC-Rotem received a letter from the Tamar Group with respect to the dispute. The Tamar Group requested payment by OPC-Rotem of approximately $25 million (including accrued interest) in connection with the dispute, and has requested that such amount be deposited in escrow pursuant to the gas supply agreement.

Regulatory, Environmental and Compliance Matters

In Latin America, Central America and the Caribbean, where IC Power primarily operates, the electricity market allows for sale and delivery of power from power generators (private or government owned) to distribution companies (private or government owned) and to industrial (i.e., non-regulated) consumers. In these countries there is typically structural segregation of power generation companies and transmission and distribution companies. In most of these countries there is a government-owned power grid and transmission services are provided on open access basis, i.e. the transmission company must transmit power through the grid and in exchange, charges a transmission rate set by the supervisory authority or based on a competitive proceeding or regulated tariff. Whereas in these markets private and government-owned entities compete for power generation, its transmission and distribution are conducted subject to exclusive franchises; therefore, the transmission and distribution operations are regulated in markets in which IC Power operates.

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

Regulatory Entities

There are five entities in charge of regulation, operation and supervision of the electricity market in Peru in general, and of IC Power’s operations in Peru, in particular:

MINEM—The Ministry of Energy and Mines, responsible for:

(a) setting national energy policy; (b) proposing and adopting laws and regulations to supervise the energy sector; (c) controlling expansion plans for SEIN; (d) approving proposed expansion plans by the COES; (e) promoting scientific research and investment in energy; and (f) granting concessions or authorizations, as applicable, to entities to operate in power generation, transmission or distribution in Peru.

OSINERGMIN—the Supervisor Body of Investment in Energy and Mining is an independent governmental regulatory agency responsible, among other things, for:

(a) supervising compliance of different entities with laws and regulations concerning power generation, transmission, distribution and trading; (b) setting transmission (electricity and natural gas) and distribution (electricity and natural gas) tariffs; (c) setting and enforcing price levels in the electricity market in Peru and setting tariffs for customers subject to regulated tariffs; (d) imposing fines and compensations for violations of the laws and regulations; (e) handling claims made by, against or between consumers and players in the electricity market; (f) supervising public tenders with regard to PPAs between generation companies and distribution companies for the supply to regulated consumers; and (g) supervising operations of the COES.

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

INDECOPI—the Antitrust and Intellectual Property Authority in Peru.

OEFA—OEFA is a specialized technical governmental agency, dependent on the Ministry of Environment, and responsible for enforcing, overseeing, controlling and declaring sanctions in respect of environmental matters. It has the authority to directly oversee certain industries, such as mining, energy (electric power, oil and gas), fishing and manufacturing (beer, paper, cement, tannery among others). On March 4, 2011, OEFA took on the responsibility of verifying the compliance with environmental regulations of companies operating in the hydrocarbon, mining, industrial, fishing and energy industries.

SENACE—SENACE was created by Law No. 29968, enacted on December 20, 2012. SENACE is a specialized technical governmental agency, dependent on the Ministry of Environment, and is in charge of reviewing and approving detailed environmental impact assessments related to projects involving activities, works or services that may have a significant impact on the environment. The implementation of SENACE is expected to occur in the following four stages: (1) establishment of its governing bodies; (2) development and implementation of its internal management guidelines and policies; (3) transfer of its jurisdiction from other governmental entities; and (4) monitoring of the jurisdiction transfer process. The first stage of this implementation began in April 2013 pursuant to a schedule approved by Supreme Decree No. 003-2013-MINAM.

Generation Companies

Since 1992, the Peruvian market has been operating based upon a marginal generation cost system. Such system is embedded in the general electricity laws of Peru and is administrated by the COES. In such capacity the COES has as its main mandate to satisfy all the demand of electricity at any given time (i.e., periods of 15 minutes each) with the most efficient generation assets available at such time, independently of contractual arrangements between generators and their clients. For such purpose, the COES determines which generation facilities will be in operation at any given time with the objective of minimizing the overall system energy cost. Energy units are dispatched (i.e., ordered by the COES to inject energy into the system) on a real-time basis; units with lower variable generation costs are dispatched first and other less efficient generation units will be ordered to dispatch until the electricity demand is satisfied.

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

The spot market price is determined by the COES and is the price at which generation companies sell or buy power on the spot market during each 15-minute period. All injections and withdrawals of electricity are valued at the spot market price of the 15-minute period when they are made. Any generation companies with excess generation over energy sold pursuant to PPAs in each 15-minute interval, sell their excess energy at spot prices to generation companies with lower generation than their contractual obligations under PPAs for that time period. COES defines, on a monthly basis, the amounts that are owed by each generator with a net “buyer” position to generators with a net “seller” position. Generators with a net seller position directly invoice and collect from generators with a net buyer position the amounts liquidated by the COES, respectively, not being the COES involved in the payment procedure or providing any form of payment guarantee. Distribution companies and regulated consumers cannot purchase power off the grid at spot prices. Distribution companies must enter into agreements that guarantee offtakes of regulated consumers located in their concession areas. Regulated consumers must enter into agreements with distribution companies or, in the case of a large consumer, may contract directly with power generation companies.

Power generation companies are also paid capacity fees by SEIN, based on their firm capacity and other variables. Capacity transactions are subject to Law 25844. This law stipulates a methodology for calculating the capacity payments for each generation unit. Firm capacity calculation varies by type of technology, but is principally based upon the unit’s effective capacity and its ability to supply energy continuously during the peak hours of the dry season, and also taking into consideration the historic availability statistics of the unit. Capacity payments are based primarily upon the unit’s firm capacity and the regulated capacity price, but it is also affected by other variables, such as the expected supply-demand balance, the approved reserve margin, and the merit order of the generation unit. PPAs are commercial agreements, independent of actual allocation of generation or actual provision of availability. Generation companies that generate over any 15-minute period insufficient energy to satisfy the supply obligations under their PPAs purchase in the spot market the energy required to satisfy such supply obligations, based on COES procedures, from other generation companies with excess generation or availability during any such period. The energy price for those transactions is the spot price, and the capacity price is regulated and set by OSINERGMIN. Due to short term constraints in the gas supply and power transmission systems, which were generating distorting price signals in the spot market, the Peruvian government issued Emergency Decree 049-2008, extended by Emergency Decree 079-2010 and Law 30115. Pursuant to this decree, the COES is required to simulate energy spot prices without accounting for limitations due to shortage in supply and transportation of natural gas and for limitations on the transmission system. The latter scheme caps spot prices at a maximum amount of S/.313.5 per megawatt hour. Generation companies with units that are called to dispatch that have a variable cost higher than the spot price determined pursuant to the referenced emergency decree are compensated for the difference in their cost by transmission surcharges imposed on all end consumers of the SEIN (i.e., regulated and non-regulated customers) and collected by distribution companies. As of the date of this annual report, the aforementioned government decree will be in force until December 2016. Emergency decrees are legislative statutes that are exceptionally issued by the executive branch of the Peruvian government which can only be issued on circumstances and in areas specified in the Peruvian Constitution and are effective for a limited time period.

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

The general electricity laws of Peru require generators with an installed capacity in excess of 500 kW that use renewable energy sources (including hydro projects that do not exceed 20 MW) to obtain a definitive generation concession, and generators with an installed capacity in excess of 500 kW that use thermal energy sources to obtain a generation authorization. A concession for electricity generation activity is granted by the State of Peru acting through the MINEM and embedded in an agreement between the generator and the MINEM, while an authorization is merely a unilateral permit granted by the MINEM. Authorizations and concessions are granted by the MINEM for an unlimited period of time and their termination, respectively, is subject to the same considerations and requirements under the procedures set forth in the Law 25844 and related regulations. However, according to Legislative Decree 1221, the concessions granted as a result of an investment promotion process will have a term of up to 30 years.

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

Transmission Companies

Transmission in the SEIN grid is operated by the individual companies that conform the transmission system and is centrally coordinated by the COES. Expansion plans for the transmission grid are proposed by COES to MINEM for final approval; prior to executing the COES expansion plan, the Peruvian government prepares the transmission plan. Transmission companies who wish to participate in construction of the transmission system specified in the expansion plan are required to submit their bid for a tender organized by the Peruvian Agency for the Promotion of Private Investments (ProInversión). The transmission company awarded the tender may operate the line over the term of its concession (usually 30 years) and would be eligible to receive tariff payments paid by all the final users in the SEIN, as specified in the tender document and incorporated into its concession contract. The development of any transmission activity requires a definitive concession if the installation of the transmission lines will be within Peruvian state properties or if an easement from MINEM will be required.

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

On July 2, 2016, OSINERGMIN issued Resolution 164-2016-OS/CD, or the Transmission Toll Resolution, which sets forth a new methodology, starting in May 2017 and ending in May 2021, for the calculation of the transmission tolls payable by generation companies to transmission companies for a generator’s use of the secondary and complementary transmission lines within the grid. Pursuant to the current methodology, a generation company must pay a transmission toll for each of the secondary or complementary transmission lines utilized by it; the new methodology set forth in the Transmission Toll Resolution provides that each generation company must pay a transmission toll for each of the secondary and complementary transmission systems within the grid, regardless of whether such generation company uses any particular secondary or complementary transmission system within the grid.

The Kallpa (including Las Flores) and CDA plants transmit the power generated by their plants through certain of the secondary transmission lines built prior to 2006, which then connect to primary and guaranteed transmission lines. The implementation of the methodology set forth in the Transmission Toll Resolution will nonetheless obligate the Kallpa and CDA plants to provide payments to the remaining secondary and complementary transmission lines in the system, notwithstanding Kallpa’s and CDA’s usage of other secondary transmission lines. Additionally, although transmission tolls paid by Kallpa are typically passed through to Kallpa’s customers pursuant to its PPAs, it is unclear whether transmission tolls paid in respect of those secondary and complementary transmission lines that are not utilized by Kallpa for the transmission of their energy (as required by the Transmission Toll Resolution) can be passed through to Kallpa’s customers under its PPAs.

The methodology introduced by the Transmission Toll Resolution is currently expected to be applied during the tariff setting process to take place in May 2017.

Distribution Companies

According to the general electricity laws in Peru, distribution companies are required to provide energy to regulated customers at regulated prices. Distribution companies may also provide energy to customers not subject to regulated prices—pursuant to PPAs. As of the date of this annual report, the only private distribution companies holding a distribution concession are: Luz del Sur, Enel Distribución Perú, Edecañete, Electro Dunas and Coelvisac. These five companies distributed 73% of all energy distributed by distribution companies in Peru in 2014. The remainder of power is sold by state-owned entities.

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

The development of electricity distribution activities requires a definitive concession if such activities are dedicated to public service and the demand exceeds 500 kW.

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

•
develop an energy sector with minimal environmental impact and low carbon in a sustainable development framework. Promote the use of renewable energy and eco-friendly technologies that avoid environmental damage and promote obtaining Certified Emission Reductions by the energy projects developed;

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

The power pricing mechanism in Nicaragua is based on a free market where generation companies compete for dispatch, and the spot price is determined on an hourly basis, based on marginal cost and considering the last unit dispatched in such hour. All power generation companies are required to obtain a license from the Nicaragua’s Ministry of Energy and Mines for the right to generate and sell power to the national grid. Generation companies can sell energy to distribution companies or to non-regulated customers.

Regulation of the Salvadorian Electricity Sector

Through July 2011, the electricity market in El Salvador was based on purchase and sale of power by competitive price tenders by generation companies. In August 2011, the electricity market in El Salvador was re-structured and is now essentially similar to electricity markets in other Latin American countries in which IC Power operates. Currently, generation units are dispatched based on the variable cost thereof, and prices are determined by the variable cost of the most expensive unit operating. Due to this change, local distribution companies have started issuing public tenders for purchase of power.

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

In December 2011, the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. For further information on the risks related the potential nationalization of IC Power’s assets in Bolivia, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—The Bolivian government has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

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

The large-scale theft of power from the grid is prevalent in the Dominican Republic. Since generation and distribution companies do not pass through the cost associated with such theft to consumers, the government must provide significant subsidies to cover for such losses.

Regulation of the Israeli Electricity Sector

IEC

IEC, in which the State of Israel maintains a 99.846% equity interest, operates as a vertically integrated electricity company. IEC generates and supplies the majority of electricity in Israel according to licenses granted by virtue of the Electricity Sector Law, and transmits and distributes all of the electricity in Israel. In addition, IEC acts as the “System Operator” of Israel’s electricity system, determining the dispatch order of generation units, granting interconnection surveys, and setting spot prices, etc. within Israel. IEC is required, among other things, to provide service to the general public, purchase electricity from IPPs, provide infrastructure and certain backup services, and act to ensure provision of all of its services, including services pursuant to a development plan approved in accordance with the Electricity Sector Law.

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

Pursuant to the Electricity Sector Law, the Minister of National Infrastructures, Energy and Water Resources, or the Minister of Energy, has an overall responsibility for the electricity sector in Israel, including responsibility for IEC and its overall supervision. In July 2013, the State of Israel appointed a steering committee, tasked with proposing a comprehensive reform of IEC and the Israeli electricity market. The committee was mandated to review the electricity market structure, while focusing on unbundling the electricity market, the implementation of competition in the competitive sectors, the financial stabilization of IEC, and the development of a plan to improve IEC’s efficiency. Although the steering committee has not published its final recommendations, and there had not been any recent formal announcements concerning the steering committee’s discussions or negotiations with IEC and the State of Israel for some time, in November 2015 the steering committee announced that it had resumed its discussions regarding comprehensive reform of IEC and the Israeli electricity market. The effect of any such reforms on either OPC-Rotem or OPC-Hadera is uncertain.

EA

The EA, which was established on until January 1, 2016, replaced the PUAE, which was established in 1996 in accordance with the Electricity Sector Law. The EA is responsible for granting licenses (although licenses for facilities with a capacity of more than 100 MW are also subject to approval by the Minister of Energy), supervising the holders of such licenses, setting the tariffs and determining the standards of service which are required from a holder of an Essential Service Provider license. As such, the EA oversees both the government-owned IEC and the IPPs.

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

Each year, the EA performs an annual update of the various components of the costs recognized in the tariffs, and publishes a new set of tariffs accordingly. In April 2012, the generation component tariff increased 6% to NIS 366.6 per MWh. In July 2013, the PUAE published four generation component tariffs/power cost indicators, ranging from NIS 386 per MWh to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the PUAE reduced the tariff rates by approximately 10% to NIS 300.9 per MWh and NIS 301.5 per MWh effective as of February 1, 2015. On September 8, 2015, the PUAE published a final decision, which became effective on September 13, 2015, reducing the PUAE generation component tariff by approximately 12% from NIS 300.9 per MWh and NIS 301.5 per MWh to a single tariff of NIS 265.2 per MWh. In addition, in December 2016, the EA published its generation component tariff update, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh. However, as part of the December 2016 EA decision, the time of use tariffs were also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. As a result of such adjustment, OPC-Rotem's tariffs effectively increased by approximately 2% (despite the 0.5% reduction in the generation component tariff).

OPC-Rotem’s operations can be affected by changes in the PUAE’s policies, regulations, and tariffs. The EA’s generation component tariff, for example, serves as the base price for OPC-Rotem’s calculation of the sale price of its energy to its private customers. As a result, increases or decreases in this tariff have a related effect on the sales price of OPC-Rotem’s energy and OPC-Rotem’s revenues. In addition, the price at which OPC-Rotem purchases its natural gas from its sole natural gas supplier, the Tamar Group, is predominantly indexed (in excess of 70%) to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC-Rotem’s supply agreement with the Tamar Group. As a result, its increases or decreases have a related effect on OPC-Rotem’s cost of sales and margins. In addition, the natural gas price formula in OPC-Rotem’s supply agreement is subject to a floor mechanism. As a result of previous declines in the PUAE generation component tariff, OPC-Rotem began to pay the ultimate floor price in November 2015. Therefore, the September 2015 decline, the January 2017 decline and any further declines in the EA generation component tariff will not result in a corresponding decline in OPC-Rotem’s natural gas expenses, and may therefore lead to a greater decline in OPC-Rotem’s margins, which may have a material adverse effect on OPC-Rotem’s business, results of operations and financial condition. The next annual update of the generation component tariff is expected to be conducted in December 2017.

Furthermore, since 2013, the PUAE had been in the process of determining a system cost tariff. In August 2015, the PUAE published a decision that IPPs in Israel would be obligated to pay system management service charges, which charges are retroactively effective as of June 1, 2013. According to the PUAE decision, as amended in September 2015, the amount of system management service charges that would be payable by OPC-Rotem from the effective date of June 1, 2013 to June 30, 2015, was approximately NIS 159 million (approximately $41 million), excluding interest rate and linkage costs, based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the EA, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), IEC’s final calculation of the amount payable by OPC-Rotem was based upon the applicable time of use rates, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day, or “Time of Use” rates. In December 2015, OPC-Rotem received an invoice from IEC (in its capacity as the system manager) regarding the NIS 163 million (approximately $43 million) amount of system management service charges that would be payable by OPC-Rotem for such period, including interest rate and linkage costs. In February 2016, OPC-Rotem paid NIS 154 million (approximately $41 million) to IEC in satisfaction of this amount (excluding the interest rate, and linkage costs). On August 28, 2016, the EA published a decision to change the method of calculation of the interest rate with respect to system management service charges payable by them from the effective date of June 1, 2013 to September 13, 2015 (amounting to approximately 2.5% of the total amounts payable by IPPs in respect of the system management charges), which reduced the interest rate payable by IPPs such as OPC-Rotem.

For further information on Israel’s seasonality and the related EA tariffs, see “—Industry Overview—Overview of Electricity Generation Industry—Israel.” For further information on the effect of EA tariffs on IC Power’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—IC Power—EA Tariffs Affect IC Power’s Results in its Generation Business’ Israel Segment.” IC Power is considering the implications of this decision and may contest it.

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

Any decisions of the PUAE, including decisions regarding licenses and tariffs, prior to this date will remain in force and are deemed to have been made by the EA.

Regulatory Framework for Conventional IPPs

The regulatory framework for current and under construction conventional IPPs was set by the PUAE in 2008. An IPP may choose to allocate its generation capacity, as “permanently available capacity,” or PAC, or as “variable available capacity,” or VAC. PAC means capacity that is allocated to IEC and is dispatched according to IEC’s instructions. PAC receives a capacity payment for the capacity allocated to IEC, as well as energy payment to cover the energy costs, in the event that the unit is dispatched. VAC refers to capacity that is allocated to private consumers, and sold according to an agreement between the IPP and a third party. Under VAC terms, an IPP may sell the capacity to IEC on a short-term basis. IEC may purchase electricity from the VAC allocated to it, based on a bid price. An IPP may choose to allocate its capacity between 70% to 90% as PAC, with the remaining 30% to 10% as VAC, or 100% VAC.

In December 2014, the PUAE published a new regulatory framework for conventional IPPs, which shall apply to conventional IPPs who have commenced commercial operations as of January 2019. The new framework allows an IPP to choose between a transaction with IEC (similar to PAC regulation), and a bilateral agreement with a third party.

OPC-Rotem’s Regulatory Framework

OPC-Rotem operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, OPC-Rotem and the IEC executed IEC PPA in 2009, which stipulates the regulatory framework of OPC-Rotem. OPC-Rotem’s framework differs from the general regulatory framework for IPPs, as set by the PUAE and described above.

According to the IEC PPA, OPC-Rotem may sell electricity in one or more of the following ways:

1.
Capacity and Energy to IEC: according to the IEC PPA, OPC-Rotem is obligated to allocate its full capacity to IEC. In return, IEC shall pay OPC-Rotem a monthly payment for each available MW, net, that was available to IEC.

In addition, when IEC requests to dispatch OPC-Rotem, IEC shall pay OPC-Rotem for the starting of the power plant (an amount that covers the starting costs), as well as a variable payment for each operating hour. IEC shall also pay the fuel cost of OPC-Rotem.

2.
Sale of energy to end users: OPC-Rotem is allowed to inform IEC, subject to an advanced notice, that it is releasing itself in whole or in part from the allocation of capacity to IEC, and extract (in whole or in part) the capacity allocated to IEC, in order to sell electricity to private customers pursuant to the Electricity Sector Law. OPC-Rotem may, subject to an advanced notice, re-include the excluded capacity (in whole or in part) as capacity sold to IEC.

OPC-Rotem informed IEC, as required by the IEC PPA, of the exclusion of the entire capacity of its power plant, in order to sell such capacity to private customers. Since July 2013, the entire capacity of OPC-Rotem has been allocated to private customers. Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of to private customers.

The IEC PPA includes a transmission and backup appendix, which requires IEC to provide transmission and backup services to OPC-Rotem and its customers, for private transactions between OPC-Rotem and its customers, and the tariffs payable by OPC-Rotem to IEC for these services. Moreover, upon entering a PPA between OPC-Rotem and an individual consumer, OPC-Rotem becomes the sole electricity provider for this customer, and IEC is required to supply power to this customer when OPC-Rotem is unable to do so, in exchange for a payment by OPC-Rotem according to the tariffs set by the EA for this purpose. For further information on the risks associated with the indexation of the EA’s generation tariff and its potential impact on OPC-Rotem’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to IC Power’s Generation Business—The profitability of IPPs in Israel may be adversely affected by changes in Israel’s regulatory costs and EA tariffs.”

Regulatory Framework for Cogeneration IPPs

The regulatory framework for current and under construction cogeneration IPPs was established by the PUAE in its 2008 and 2013 decisions. The primary difference between the regulation of cogeneration IPPs (as compared to the regulation of conventional IPPs) is that, as long as the cogeneration production unit meets the definition of a “Cogeneration Production Unit” as stipulated in the regulations (which require such unit to, among other things, meet a certain efficiency rate), and if the cogeneration IPP so wishes, IEC will be obliged to purchase energy from such IPP in accordance with the following provisions:

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

According to regulations published by the PUAE in January 2015, if a cogeneration facility no longer qualifies as a “Cogeneration Production Unit,” such cogeneration facility may be entitled, under certain circumstances, to operate under the regulatory framework for conventional IPPs, with certain modifications and limitations.

OPC-Hadera’s Regulatory Framework

OPC-Hadera holds a conditional license, granted on October 19, 2012, for the construction of a cogeneration power station in Israel. In order to preserve the validity of its license, OPC-Hadera must meet certain project milestones, including the receipt of a certain amount of financing for the project within 30 months from the date the conditional license was granted. The milestone of “financial closing” was extended by the EA on May 5, 2016, which extended the milestone to 47 months from the date the conditional license was granted (i.e., September 19, 2016). On September 18, 2016, OPC-Hadera provided the EA a notice that it had reached “financial closing” with respect to financing for the project. However, the EA has not officially provided its approval with respect to such “financial closing.”

According to the Electricity Sector Regulations (Cogeneration)-2004, the EA has the authority (subject to the Minister of Energy’s approval) to extend milestones set in conditional licenses with additional periods of up to 12 months in each instance, if the reasons for the delay are not attributable to the license holder and not within its control. On January 8, 2017, a new draft amendment to the Electricity Sector Regulations (Cogeneration)-2004 was published for a public hearing to be concluded shortly thereafter. If approved, the EA will have additional authority to extend the milestone of “financial closing” by an additional 6 months in circumstances where such milestone was already extended, and as long as the additional extension is consistent with the Minister of Energy’s policies and does not materially harm a different license holder. An extension for licenses for projects relating to plants exceeding 100 MW (such as OPC-Hadera) also requires the Minister of Energy’s approval. Based on materials attached to the proposed amendment, which indicate that the amendment is intended, inter alia, to give an immediate solution to power stations facing similar circumstances as OPC-Hadera, IC Power believes that if the new amendment is approved, the “financial closing” of OPC-Hadera will also be approved by the EA.

Moreover, as set forth above, OPC-Hadera must meet certain conditions before it will be subject to the regulatory framework for cogeneration IPPs and be considered a “Cogeneration Production Unit.” For example, OPC-Hadera will have to obtain a certain efficiency rate which will depend, in large part, upon the steam consumption of OPC-Hadera’s consumers. In circumstances where OPC-Hadera no longer satisfies such conditions and therefore no longer qualifies as a “Cogeneration Production Unit,” OPC-Hadera may be entitled to operate under the special regulatory framework set forth in the regulations published by the EA in January 2015, as described above in “—Regulatory Framework for Cogeneration IPPs.”

Regulation of the Guatemalan Electricity Distribution Market

The General Electricity Law and the Liberalization of the Electricity Sector

The General Electricity Law provided for the liberalization of the electricity industry and authorized the creation of two new institutions to regulate the electricity sector: the CNEE and the AMM. Regulations implementing the General Electricity Law were adopted by the Executive through the MEM in 1997 and 1998, and amended in 2007 and 2008.

The CNEE and the AMM were created in 1997 and 1998, respectively, completing the legal framework for the privatized electricity sector.

The electricity industry in Guatemala is governed by the General Electricity Law and related regulations. The General Electricity Law was adopted in 1996 to liberalize the electricity sector.

Limitations on Activities of Industry Participants

The General Electricity Law provides that no individual company may engage directly in more than one of the following businesses: generation, transmission, or distribution services. However, the General Electricity Law allows any company engaging any such specific business to own stock or other interests in companies engaging any other specific business within the industry. It also allows generators to own transmission lines in certain cases.

Deregulation of Generation

The General Electricity Law provides that a governmental license is only required to operate transmission and distribution assets, and, in the case of a power plant, only when electricity is being generated through government-owned resources (i.e. hydro and geothermal). Otherwise, generation activities are not regulated.

Unrestricted Access to Transmission and Distribution Systems

The General Electricity Law provides that transmission and distribution companies must grant all customers the ability to connect to their transmission and distribution grids in exchange for toll payments. Unregulated customers are entitled to choose freely their supplier and to acquire electricity from any source and transmission and distribution companies must allow such electricity to flow through their transmission lines. Distribution and transmission companies are entitled to collect distribution or transmission tolls for the use of their grids. Failure to provide such access by a transmission or distribution company may lead to fines and ultimately the termination of that company’s distribution authorization, and potentially the appointment of a receiver of the distributor and the sale of its assets.

Unregulated Customers

The General Electricity Law provides that no public price regulation may be established relating to PPAs entered into by end users that have power demand greater than 100 kW. The MEM has the authority to lower or remove the threshold power demand that defines customers as “unregulated customers.” Unregulated customers are entitled to choose as their supplier the distribution company operating the distribution grid to which the unregulated customer is connected, any generator that supplies electricity to the Guatemalan National Electricity System or any electricity broker.

Regulated Customers and Distribution Authorizations

The General Electricity Law provides that those companies in the distribution business that have granted authorization from the MEM may use public property (including rivers) and acquire mandatory easements on privately owned lands as necessary to carry on their business activities. The General Electricity Law provides that the MEM may authorize a company to use the public domain and impose easements on private lands to distribute or transmit electricity. Authorizations for distribution services are granted on a non-exclusive basis for specific geographic areas and have terms of up to 50 years.

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

National Electric Energy Commission (CNEE)

The Guatemalan electricity industry is regulated by the CNEE, a regulatory agency created pursuant to the General Electricity Law. The CNEE acts as the technical arm of the MEM. The CNEE is comprised of three members who are appointed by the Guatemalan government. The members are nominated by the MEM, the national universities, and the board of the AMM. The Guatemalan President then chooses one member from each of the lists of candidates submitted by these entities to form a three-director board of the CNEE. Members hold office for five years. The General Electricity Law establishes the following powers and duties for the CNEE:

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

Wholesale Market Administrator (AMM)

The Guatemalan wholesale market is managed by the AMM, an independent private entity created pursuant to the General Electricity Law. The AMM coordinates the operation of the generators, international interconnections, and transmission lines that form the Guatemalan National Electricity System. The AMM is in charge of overseeing the safety and operation of the Guatemalan National Electricity System and the efficient dispatch of electricity, with the mission to minimize operating costs, including costs from losses, and compliance with service quality requirements. The AMM is also responsible for scheduling the operation of the system and managing the dispatch of electricity on the basis of lowest available marginal cost.

All policies and rules of the AMM are subject to approval by the CNEE. If a generation company, transmission company, distribution company, electricity broker or large user does not operate its facilities in accordance with the regulations established by the AMM, the CNEE has the ability to impose fines and, in the case of serious breaches, may require that a company disconnect from the Guatemalan National Electricity System.

The Wholesale Electricity and Capacity Markets

The Guatemalan wholesale electricity and capacity markets are “open border” markets that allow market participants to purchase energy and capacity from generators and to sell energy and capacity to customers inside and outside Guatemala. Participation in the wholesale electricity market is not mandatory, but all agents must abide by AMM rulings and instructions, even if they are not wholesale market participants. The parties that may, but are not required to, participate in the wholesale electricity and capacity market should satisfy the following parameters:

•	generators with an installed capacity of more than 5 MW;

•	distribution companies with 15,000 or more customers;

•	transmission companies with a system connected to plants with capacity of more than 10 MW;

•	electricity brokers buying or selling 5 MW or more, including importers and exporters; and

•	unregulated customers.

Purchases and sales of capacity are conducted through the fixed-term wholesale capacity market. Generators may sell generating capacity at negotiated prices through medium- or long-term PPAs with distribution companies, unregulated customers or electricity brokers. Distribution companies are required to have PPAs covering at least 100% of their projected capacity needs for the current year and the following year. Distribution companies may only enter into PPAs through public bids conducted under the supervision of the CNEE.

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

The prevailing price in the spot market for electricity is established on an hourly basis based on the cost of the last dispatched plant needed to cover demand.

Participants in the wholesale market can also trade capacity, permitting generators that are unable to supply their committed capacity to purchase additional capacity and other market participants who have contracted to purchase capacity in excess of their need to sell their excess capacity. Prices in the capacity market are set by the AMM based on the theoretical cost of installing efficient power generation.

Operation of the Guatemalan National Electricity System

The AMM runs the Guatemalan National Electricity System in real time, arranging any re-dispatches deemed necessary to correct differences between actual and projected power demand to ensure that the Guatemalan National Electricity System runs safely and efficiently. In the event of electricity failures and emergencies, the AMM is responsible for ensuring that service be reestablished and normal operation of the Guatemalan National Electricity System is achieved.

All participants in the wholesale electricity market are required to abide by the operating and dispatch instructions issued by the AMM. The commercial practices and rules of the AMM create the framework within which the participants are obligated to carry on their business in the wholesale electricity market.

All parties connected to the Guatemalan National Electricity System, including large generation facilities, distribution companies, transmission companies, electricity brokers and unregulated customers that choose not to participate in the wholesale market, as well as small generators, transmission companies and distribution companies that cannot participate in the wholesale market, are required to submit to the directions of the AMM in all that concerns technical standards for the adequate operation of the Guatemalan National Electricity System.

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

Tariffs and Tolls

Distribution Tariffs

Pursuant to the General Electricity Law, distributors charge consumers a price for electricity sales based on distribution tariffs, consisting of an electricity charge and a VAD charge, which are determined on the basis of the legal and regulatory proceedings by the CNEE every five years. As a general rule, customers (whether regulated or not) who are connected at the same voltage level must pay the same distribution tariff, and therefore there is only one distribution tariff per voltage. The VAD component of the distribution tariff covers the operating expenses, capital expenditures, and the cost of capital of a model efficient distribution company and is revised every five years with semi-annual adjustments for inflation and local currency exchange rates against the U.S. Dollar. The tariffs are set by the CNEE in accordance with the applicable legal and regulatory proceedings.

The process of establishing the distribution tariffs involves several parties, including distribution companies, and takes place over several stages. While the tariffs are intended to be set on the basis of objective criteria, the CNEE can exercise discretion. The prices for electricity charged to unregulated customers are not regulated by the CNEE; however, unregulated customers must pay a regulated tariff, equal to the applicable VAD charge, for delivery of electricity through the facilities of a distribution company, as a toll. Therefore, while the customers who are connected at the same voltage level pay the same distribution tariff, the price difference between regulated, unregulated and social tariffs arises from generation costs which vary among different categories.

Regulated Tariffs

The CNEE adjusts the purchase and transmission costs of distributors and publishes a schedule of tariff rates for regulated customers every three months. These tariffs currently include:

•	a social tariff available to customers that demand up to 300 kWh per month;

•	a regular tariff, available to all customers that purchase electricity at low voltage;

•	three additional tariffs available to customers that purchase electricity for delivery at low voltages (of which two are applicable to Energuate’s customers);

•	three tariffs available to customers that purchase electricity for delivery at medium voltage (of which two are applicable to Energuate’s customers); and

•	a tariff available to municipalities that purchase electricity for public lighting.

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

Tariff Adjustments

The VAD charges for each distribution company are established by the CNEE every five years and are calculated to equal an annuity over 30 years of the New Replacement Value of the distribution system of a model efficient distribution company. The New Replacement Value of a distribution system is determined by calculating the replacement value of a distribution network economically adjusted such that it would allow the distribution company to offer the services as if provided by a distribution company operating in the same area. The replacement value of the distribution system is determined based on a discount rate set by the CNEE, based on studies conducted by independent consultants. The calculation of the VAD for a distribution company uses as a benchmark the costs estimated of a model efficient distribution company serving a similar distribution area and accounts for the following costs:

•	an allowance for electricity losses as determined by the CNEE;

•	administrative costs; and

•	costs of maintaining and operating the distribution systems, including the cost of capital.

The VAD charged by DEORSA and DEOCSA until January 2019 was established in January 2014. New VAD charges applicable to DEORSA and DEOCSA are scheduled to be established in January 2019. The process of establishing the VAD charges requires the distribution company to engage an independent consultant approved by the CNEE to calculate the components of the VAD (including the New Replacement Value) applicable to the distribution company’s system. If the distributor fails to deliver the requested corrections, the CNEE can hire a consultant to calculate the VAD applicable to the distribution company’s system. Following the submission of the VAD calculated by the independent consultants to the CNEE, the CNEE decides whether to approve the VAD calculated by the consultants. In the event that the CNEE does not approve the new VAD charges, the dispute is submitted to an expert panel composed of three individuals, one named by the distribution company, one named by the CNEE and one named by mutual agreement.

The expert panel must rule within 60 days. In one instance, the General Electricity Law and its regulations were construed such that the CNEE was not bound to adopt the decision of the expert panel and is free to set the VAD at its discretion.

The VAD charges are adjusted semi-annually to reflect the effect of fluctuations in the Guatemalan Quetzal/Dollar exchange rate on the Dollar-denominated components of the New Replacement Value calculation and the effects of Guatemalan inflation on the Quetzal-denominated components of the New Replacement Value calculation.

The energy charge is designed to allow a distribution company to recover the costs of the electricity that it purchases on behalf of its customers and the costs of transmission of such electricity to the connection points of its own grid. The energy charge component of the regulated tariffs consists of a base tariff and an electricity adjustment surcharge. Under the General Electricity Law and the regulations of the CNEE, the base tariff is adjusted annually to reflect anticipated changes in the cost of the electricity to be purchased by the distribution company during the following year. The electricity adjustment surcharge is adjusted quarterly to reflect variations in the actual cost of electricity purchased by the distribution company from the projected cost. These mechanisms attempt to achieve neutrality of the costs incurred by the distributor on the client’s behalf.

The Social Tariff

In 2001, Guatemala enacted the Social Tariff Law (Ley de la Tarifa Social para el Suministro de Energía Eléctrica) which requires that a special tariff, called the “social tariff”, be made available to customers with electricity consumption of up to 300 kWh per month. Under regulations adopted by the CNEE, distribution companies solicit bids for PPAs to supply the electricity to be delivered to customers eligible for the social tariff. The VAD charge is the same for all types of tariffs. Under the social tariff, energy and capacity are provided at market prices, and the INDE subsidizes the consumption of energy by some or all customers eligible for the social tariff.

Energuate’s customers who have energy consumption below 100 kWh receive a subsidy from the Guatemalan government towards the payment of the energy charge of the applicable tariff. Such subsidy is calculated and paid directly by the INDE to the distributors, such as Energuate, on a monthly basis. In December 2016, INDE officially notified Energuate that it will reduce on a monthly basis over a three year period the subsidy applicable to all customers eligible for such subsidy, eliminating the subsidies for customers with energy consumption between 89 kWh and 100 kWh by November 2017 and for customers with energy consumption between 61 kWh and 88 kWh by March 2019. In March 2017, INDE announced that the subsidies would not be eliminated as contemplated by the INDE’s December 2016 announcement.

Transmission Tolls

The General Electricity Law provides that all parties that connect to the Guatemalan National Electricity System, including all generation companies, transportation companies, distribution companies, electricity brokers and unregulated customers, must pay for their connection to and use of the Guatemalan National Electricity System. The secondary transmission tolls for electricity can be negotiated by the generation companies, distribution companies or unregulated customers using the Guatemalan National Electricity System. In the absence of a negotiated price, tolls for the use of the secondary transmission lines, substations and distribution installations are set according to regulations issued by the CNEE.

There are separate tolls applicable to the primary transmission system and the secondary transmission system. Both tolls are determined on the basis of the variable transmission revenue of replicating a “model” transmission system, including an estimated return on capital, or VNR, of the transmission system. The VNR of a transmission system is the estimated cost of replicating a “model” transmission system including an estimated return on capital.

The tolls for the primary transmission system are determined by the CNEE based on information provided by the owners of the transmission facilities and the AMM. CNEE revises transmission tolls for the primary transmission system every two years and whenever new generation capacity is connected to the Guatemalan National Electricity System or a portion of the secondary transmission system is upgraded to become part of the primary transmission system. The primary transmission toll is collected by the AMM.

Transmission tolls for the secondary transmission system are negotiated between the owners of these transmission facilities and the generators and electricity brokers that use these transmission facilities. If these parties cannot reach an agreement with respect to transmission tolls, the transmission tolls are established by the CNEE according to applicable regulations. The transmission tolls for distribution facilities should be equal to the VAD charge. However, there have been instances where the transmission tolls were lower than the VAD charge.

Transmission tolls for use of the primary transmission system are paid by generation companies or importers and are included as part of the cost in the tariffs paid by regulated customers. Transmission tolls for use of the secondary transmission system are paid by distribution companies, electricity brokers or unregulated customers. Transmission tolls for use of the secondary transmission system paid by distribution companies are included as part of the cost in the tariffs paid by regulated customers, if authorized by the CNEE.

Qoros

Qoros is a China-based automotive company delivering international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese automotive market. Qoros’ vision is to design, manufacture, distribute, and service (through dealers) high quality cars for young, modern, urban consumers. Qoros has assembled a highly experienced international and domestic management team with decades of experience in leading global OEMs and other industry participants, and has established strong relationships with world class suppliers and engineering service providers. Qoros’ existing manufacturing facility has a technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency) and is located in Changshu, China. In 2016, Qoros launched the Qoros 5 SUV and the Qoros 3 GT, a crossover sedan. Qoros sold approximately 24,000 vehicles in 2016, as compared to approximately 14,000 vehicles in 2015.

Qoros is seeking to establish a position in the Chinese passenger vehicle market, one of the largest and fastest growing passenger vehicle market in terms of new units sold, according to China Association of Automobile Manufacturers, or CAAM. In designing its vehicles, Qoros devoted significant time and resources to ascertain the vehicle features preferred by its targeted consumers: young, modern, urban consumers who have demonstrated a preference for C-segment vehicle models. Qoros is currently focused on the C-segment, which primarily includes the sedan, hatchback, SUV, and multi-purpose-vehicle body types and is the largest vehicle segment in China with 13.3 million C-segment vehicles, or 61% of China’s total passenger vehicle sales, sold in 2016 (including exports, and excluding imports) according to China Passenger Car Association, or CPCA. Qoros’ strategy is to offer Chinese consumers expressive design, international standards of quality and safety, as well as innovative features, in a Chinese manufactured and branded vehicle, and Qoros believes that it will be positioned to enter into other markets in the future.

Qoros’ vehicles reflect its target customer’s preference for vehicle safety, innovative connectivity, and vehicle performance and design features tailored to the Chinese market. Qoros received numerous awards throughout 2016, including the highest quality ranking among all car brands in Autohome’s 2016 annual top quality rankings and a Gold Metal Rating by the China Automotive Technology & Research Center for the Qoros 3 Sedan. Qoros has continued to receive awards in 2017, including the 2017 Green Good Design award for Qoros' NEV concept models.

Qoros received numerous awards throughout 2016, including the highest and second highest quality ranking among all domestic brands and all car brands (including JV brands), respectively, in Autohome’s 2015 annual top quality rankings. In addition, Qoros received the highest quality ranking among all car brands in Autohome’s 2016 annual top quality rankings and a Gold Metal Rating by the China Automotive Technology & Research Center for the Qoros 3 Sedan.

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

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery, a subsidiary of Chery, a large state controlled holding enterprise and Chinese automobile manufacturing company that has been producing automobiles since 1999. As of December 31, 2016, Kenon’s wholly-owned subsidiary Quantum and Wuhu Chery each have invested RMB5.9 billion to Qoros via capital contributions and/or convertible or non-convertible shareholder loans. In 2016, Qoros' shareholders each made shareholder loans of RMB975 million to Qoros (including loans of RMB450 million from Ansonia to Quantum used to make back-to-back loans in the same amount to Qoros). In March 2017, Kenon funded shareholder loans of RMB388.5 million to Qoros, of which 50% of this amount was funded on behalf of Kenon and 50% was funded on behalf of Chery (in connection with a RMB425 million reduction in Kenon’s back-to-back guarantee obligations to Chery).

In April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest in Qoros in connection with the establishment of an NEV and conventional vehicle manufacturing base. Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. Such further investment, if provided, is expected to dilute Quantum's and Chery's interests in Qoros. In addition, Yibin may obtain significant control rights with respect to Qoros. For further information, see “—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.”

Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. Qoros’ ability to obtain such financing will depend on a number of factors, including its sales performance, and Qoros may be unable to secure such financing. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt and pledges over Qoros shares by Quantum may be enforced. See “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Qoros will require additional capital resources to meet its operating expenses.”

Qoros’ Strengths

Focus on the Large Chinese Passenger Vehicle Market—China is the largest passenger vehicle market in the world in terms of new units sold, with approximately 22 million domestic passenger vehicles sold in 2016, representing approximately 31% of the global passenger vehicle market, according to CAAM, CPCA and the International Organization of Motor Vehicle Manufacturing, or OICA. China is also the fastest growing passenger vehicle market in the world in terms of new units sold with a 18% CAGR from 2008 to 2016, based upon information from CAAM and CPCA, with respect to vehicles sold (including imports) during the period. Industry analysts expect the growth of China’s passenger vehicle market to continue—for example, CPCA forecasts a 8% growth rate in 2017. The C-segment, in which Qoros’ vehicle models compete, is the largest passenger vehicle segment in China in terms of units sold. According to CPCA, 13.3 million C-segment vehicles were sold in China in 2016 (including exports, and excluding imports), representing 61% of China’s passenger vehicle sales in that year. A significant portion of the sales within this segment is generated from foreign joint venture brands, indicating Chinese consumers’ preference for vehicles delivering international standards and features.

Modern, high-quality vehicle models specifically-designed for the Chinese urban consumer—Qoros’ vehicle models have been specifically designed to reflect the preferences of young, modern, urban consumers. Qoros has developed a vehicle product concept that Qoros believes provides its drivers with international quality, an innovative customer experience and expressive design:

•
International Quality: Qoros has engaged global companies in both the automotive and non-automotive industries to facilitate the development and design of its vehicle platform. As evidence of Qoros’ successful engineering efforts, the Qoros 3 Sedan has been recognized for its outstanding vehicle safety according to European standards, having received the Euro NCAP’s maximum five-star rating. In 2016, the Qoros 3 Sedan was awarded a China Eco-Car Assessment Programme (C-ECAP) Gold Medal Rating by the China Automotive Technology & Research Center based on a comprehensive assessment of the vehicle’s performance indicators, including cabin air quality, fuel economy and emissions.

•
Expressive Design: Qoros has designed its vehicles to reflect the preferences of the Chinese C-segment consumers. In 2016, Qoros continued to earn recognition for its design. For example, the Qoros 3 City SUV won an honorable mention for the Red Dot Award and the Qoros 5 SUV won a design award at the 2016 Automotive Brand Concept. In addition, Qoros' concept vehicles, including NEV concept vehicles and the Qoros 3 City SUV QamFree, won design awards in 2016.

•
Innovative Customer Experience: All of Qoros’ vehicles are equipped with a MMH, including a touch screen with swipe gestured control HMI, and most Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes that the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world.

Flexible platform and scalable manufacturing footprint—Qoros’ vehicle platform reflects the results of Qoros’ intensive research and collaboration with industry experts, enabling Qoros to efficiently deliver new model variants.

Qoros has developed core competencies within key selected areas (e.g., safety, styling, multimedia, etc.) and outsources many of its non-core operations through relationships that it has developed with various external engineers and suppliers with technical centers located throughout Europe and China. Outsourcing non-core functions allows Qoros to access technology and service suppliers as needed, without incurring the costs associated with maintaining such research and development capacity or capacity expansion on a full-time basis. Qoros also collaborates and sub-contracts with several engineering firms for its product development activities. Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers, which are typically European-based, with manufacturing facilities in China. Qoros aims to establish long-term relationships with its suppliers as a means of building loyalty, achieving competitive pricing, and achieving component quality and timeliness of delivery. Qoros’ strategic relationships and outsourcing permits it to maintain a lean and relatively flat organizational structure.

Additionally, Qoros’ vehicle platform has been designed to support the development and production of each of Qoros’ planned C-segment models and can be modified into a D-segment platform with relatively minor adjustments. Qoros constructed its manufacturing facility in Changshu, China, which it also designed in consultation with various international consultants with extensive experience in the development of automobile production facilities in China and globally. Qoros’ manufacturing facility has a technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional shift optimizations and improvements in workday efficiency) and can, subject to Qoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

International and domestic management team with significant industry experience—Qoros is managed by a highly experienced management team with decades of experience in leading global businesses within the automotive and high-tech industries and Qoros’ management team is critical to its success. Qoros believes that its management team’s experience contributes to Qoros’ ability to effectively execute Qoros’ current development plan.

Qoros’ Strategies

Ramp up Qoros’ sales by expanding Qoros’ dealer network and establishing the Qoros brand— Qoros’ commercial launch included the launch of Qoros’ C-segment models, the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. In March 2016, Qoros entered the C-segment SUV market with the Qoros 5 SUV. Qoros sold approximately 24,000 vehicles in 2016, as compared to approximately 14,000 in 2015, and Qoros intends to continue to expand its dealer network, and build up its sales and service infrastructure to further ramp up its sales.

Qoros is continuing to focus on the sales of the Qoros models that have been launched, as well as on its customer awareness and outreach efforts. Qoros is also continuing to develop its dealer network, targeting those regions and cities that have been identified by Qoros as having high sales potential within the C-segment. Qoros intends to increase the size of its dealer network by expanding into smaller Chinese cities (e.g., Tier 3 and Tier 4 cities) and creating incentives for its high-performing dealers to open additional points of sales. The construction and operation of Qoros’ dealerships are financed by Qoros’ dealers themselves, with sales rebates received from Qoros if the dealers achieve certain purchase targets or meet certain other criteria, resulting in the financial commitment of dealers to the commercial success of Qoros’ vehicle models. As of December 31, 2016, Qoros’ dealerships included 115 points of sales, 18 additional points of sales under construction and Memorandums of Understanding with respect to the potential development of 18 additional points of sales. Qoros intends to partner with its dealers to continue to promote the Qoros brand at the regional level, using a variety of marketing channels, including social media and e-commerce platforms.

Leverage platform to develop additional vehicle models, including electric vehicles—Qoros’ long-term strategy contemplates the expansion of Qoros’ vehicle portfolio through the introduction of additional vehicle models, including electric vehicles, using Qoros’ existing platform. By using its existing scalable platform, Qoros can develop new models in an efficient manner, as its platform permits Qoros to develop new models with varying and distinctive features, while making only minor adjustments. The Qoros platform, for example, has been used to develop all of Qoros’ vehicles. Furthermore, in January 2016, Qoros created an NEV business division to focus on the development of efficient, cost-effective electric cars. Qoros’ platform may be used to develop an NEV model pending the receipt by Qoros of further investment.

Overview of the Chinese Passenger Vehicle Market

Qoros is currently focused on the Chinese passenger vehicle market, which has experienced rapid growth in recent years driven by significant expansion of the Chinese economy. Today, China is one of the largest and fastest growing passenger vehicle market in the world in terms of units sold. Based upon information from CAAM and CPCA, the domestic sales volume of passenger vehicles grew from approximately 6 million vehicles (including imports) in 2008 to 22 million vehicles (including imports) in 2016, representing a CAGR of 18%, and is expected to continue to grow.

Factors Driving Growth in the Chinese Passenger Vehicle Industry

Qoros believes the following factors have contributed to the growth of the Chinese passenger vehicle industry:

Rapid Economic and Purchasing Power Growth

High GDP growth in China over the past decade has resulted in increased personal wealth and purchasing power. According to the NBSC, China’s nominal GDP increased from RMB13,582 billion in 2003 to RMB74,413 billion in 2016. According to the NBSC, the annual disposable income per capita in Chinese urban households increased from RMB24,565 in 2012 to RMB33,616 in 2016, representing an increase of 31%. If the Chinese economy continues to grow, corresponding personal wealth generation will support greater demand for passenger vehicles, which will accelerate the expansion of China’s passenger vehicle industry.

In 2015 and 2016, China’s GDP grew at its lowest rate since 1990, according to the NBSC. For information on the risks related to China’s economic growth, see “Item 3D. Risk Factors—Risks Related to Our Interest in Qoros—The economic, political and social conditions in China affect Qoros’ business.”

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

Increased Urbanization

Urbanization within China has created significant opportunities for the passenger vehicle industry as urban residents have shown a tendency for greater mobility. China has become increasingly urbanized over the years. According to the NBSC, from 2003 to 2016, China’s urbanization rate has increased from approximately 40% to approximately 57%, with an urban resident population of approximately 793 million in 2016.

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

With 22 million vehicles (including exports and excluding imports) sold in 2016, China’s C-segment market, which Qoros is initially targeting, is one of the largest C-segment markets in the world and represents, by far, the largest segment within the Chinese automotive market. The C-segment has also been one of China’s fastest growing segment over the past decade, with a CAGR of 24% from 2008 to 2016 according to CPCA. Qoros believes that the C-segment’s primary attractiveness in China results from its delivery of the combination of value for money with sufficient comfort and space for families.

Within the C-segment, Chinese consumers have shown a strong consumer preference for sedans, which, according to CPCA, represented approximately 49% of all C-segment sales in 2016 (including exports and excluding imports). An important trend over recent years has been the high growth in SUV demand which, according to CPCA, represented approximately 39% of C-segment sales in China in 2016 (including exports and excluding imports), as compared to approximately 20% in 2013. In response to consumer demand for SUVs, multiple C-segment SUV models, including vertical upgrade versions, were introduced in China last year. Sales of C-segment SUVs increased by 38% in 2016 and it is expected that SUVs continue to capture market share.

The Chinese passenger vehicle market is typically further divided into categories, as set forth below. Qoros positions its vehicles within the mid- to high-end of the market.

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

The following table sets forth estimated market share in the Chinese automotive market by vehicle segment for joint ventures and local brands:

New Energy Vehicle Market in China

The Chinese central government has stated that the NEV market is critical for the development of the Chinese automobile industry and China’s economic growth, and has implemented a number of policies to promote the growth of the market. Sales of NEV cars (which includes plug-in and battery electric vehicles) increased from approximately 177,000 units in 2015 to approximately 324,000 units in 2016, representing a growth rate significantly higher than that of the internal combustion engine car.

Chinese national and regional governments have implemented various policies to promote the growth of the NEV market, including lowering purchase prices and decreasing the running costs for private customers through purchase subsidies from central and local governments and tax cuts. However, a number of these subsidies are expected to be gradually phased out over the next few years, which may affect the demand for NEVs in China.

Chinese national and regional governments have also granted free license plates in cities which have quotas or extra costs for new car registration, exclusive license plates for NEVs, and preferential parking access to promote the growth of the NEV market in China. Additional policies to encourage the growth of NEVs are expected to be instituted, as many local governments are under pressure to reduce CO2 emissions, urban gridlock and haze. In the near- to mid-term, NEVs may be given traffic privileges and exempted from driving day restrictions.

Meanwhile, OEMs are expected to invest in manufacturing NEVs to meet mandatory fuel economy regulations on corporate average fuel consumption. In October 2015, the Chinese central government indicated that it needed to improve infrastructure and increase the prevalence of charging facilities to accelerate the development of the NEV market. According to a release from the National Development and Reform Commission, China expects to construct 4.8 million charging points between 2015 and 2020. Improved NEV infrastructure and access to charging facilities is also expected to improve the market’s acceptance of NEVs.

Pricing Trends in the Chinese Passenger Vehicle Market

Following years of rapid growth, the Chinese passenger vehicle market experienced reduced growth rates in 2015 due largely to the economic slowdown in China and the volatility of the Chinese stock market. In response, China’s central government enacted a tax policy to incentivize the sale of domestic vehicle sales by lowering purchases taxes on certain vehicles, including Qoros’ vehicles, until January 1, 2017 from 10% to 5%. In December 2016, the tax incentive was extended for 2017; effective January 1, 2017, the purchase tax will be 7.5%, before increasing to 10% on January 1, 2018.

During 2016, dealers and OEMs offered customers a variety of inducements for customers to purchase vehicles, including price reductions. In line with many of its competitors, Qoros announced price reductions on all its vehicle models. In 2017, dealers and OEMs have continued to reduce prices and offer further inducements to purchase vehicles. Qoros expects the downward pressure on vehicle prices to continue for the next few years.

Qoros’ Description of Operations

Qoros designs, engineers and manufactures a new brand of automobiles manufactured in China, designed to deliver international standards of quality and safety, as well as innovative features. In 2016, Qoros sold approximately 24,000 cars, as compared to approximately 14,000 cars in 2015.

Models

Qoros has launched commercial sales of its C-segment models. Qoros' vehicle launches to date include:

•	Qoros 3 Sedan –launched in December 2013;

•	Qoros 3 Hatch –launched in June 2014;

•	Qoros 3 City SUV –launched in December 2014;

•	Qoros 5 SUV –launched in March 2016; and

•	Qoros 3GT –launched in November 2016.

Qoros has also launched the 2016 model year versions of the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV.

Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D-segments. Qoros developed its vehicles in accordance with international standards of quality and safety, as well as innovative features, working in conjunction with global entities from both automotive and non-automotive industries.

The Qoros 3 Sedan’s vehicle performance is competitive in its segment, particularly with respect to fuel economy, acoustics, aerodynamics, climatic comfort, and braking performance. The Qoros 3 Sedan received a 5+ star safety rating in the China—New Car Assessment Program (C-NCAP)’s 2015 crash test, becoming the first car ever to achieve the 5+ rating against the demanding 2015 assessment protocol.

The Qoros 3 Sedan’s design provides one of the most spacious interiors in the segment. In particular, the large shoulder room and rear leg room reflect important Chinese C-segment consumer preferences. The Qoros 3 Sedan is also one of the widest vehicles in its segment.

QorosQloud

All of Qoros’ vehicles are equipped with a MMH, including a user friendly 8-inch capacitive touch screen with swipe gestured control HMI. Most of Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world. QorosQloud creates a digital ecosystem that, among other features, seeks to provide the driver with the following experience:

•
convenience: Qoros provides its customers with a variety of free services designed to simplify navigation and car care, including offering trip planning, navigation services which, after parking, can continue to provide the user with directions via the use of mobile devices, and smart points of interest. Qoros also provides its customers with real-time monitoring of car service maintenance and driving behavior to enhance passenger safety. Qoros has developed a web-based customer communication platform, which enables Qoros to leverage vehicle usage data to provide targeted messages to Qoros drivers;

•
social and fun: Qoros provides its customers with free services to connect Qoros drivers with their friends and other Qoros drivers, offering check-in, shared trips and other social networking features. For example, the QorosQloud includes the “Pick Me Up” feature, which provides navigation services to Qoros drivers who have offered rides to their friends on the WeChat messaging and calling app; and

•
access to Qoros World: The QorosQloud is integrated with the WeChat messaging and calling app, allowing Qoros drivers to access QorosQloud functions through their WeChat account. This feature enables drivers to plan and schedule car maintenance and access Qoros' emergency assistance services.

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

NEV Models

In January 2016, Qoros created an NEV business division to focus on the development of efficient, cost-effective electric cars. Qoros' strategy contemplates the development of NEVs, pending the receipt of further investment.

In April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest in Qoros in connection with the establishment of an NEV and conventional vehicle manufacturing base. Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. For further information, see “—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.”

Information Technology

Qoros has designed a comprehensive IT infrastructure to support its operating model, including product processes, customer order processes, sales & service processes, and enterprise management and support processes. Qoros maintains all business-critical systems, including its engineering, purchasing, and production control systems. Additionally, to support its commercial sales, Qoros maintains marketing and sales systems, including its dealer management system, dealer portal, customer relation management system, and spare part and warranty systems.

Qoros’ Manufacturing: Property, Plants and Equipment

Qoros conducts its vehicle manufacturing and assembly operations at its 150 thousand unit per annum, 790,000 square meter factory by land size in Changshu, China, for which it has a land use right until March 4, 2062. Qoros’ western-standard manufacturing facility incorporates comprehensive, flexible capabilities, including body assembly, paint shop, final vehicle assembly and end-of-line testing. Qoros’ paint shop uses a nanoceramic conversion coating process for metals, and the B1B2 compressed painting process, in which two layers of wet-to-wet basecoats are applied instead of the traditional application of a basecoat layer and a primer coating, to achieve production efficiency, improve painting quality, and minimize environmental impact. Qoros’ paint shop also utilizes advanced equipment and robots, to contribute to the overall effectiveness and efficiency of Qoros’ painting operations.

Qoros will adjust the manufacturing capacity of its manufacturing facility in accordance with the demand for its vehicles. Currently, the base installed volume of vehicles that can be manufactured, or the “technical capacity,” of Qoros’ manufacturing facility is 150 thousand units per annum. Through alterations of operating parameters, such as the utilization of different shift models, the volume of vehicles manufactured can be increased to approximately 220 thousand units per annum (and further increased through additional shift optimizations and improvements in workday efficiency). This represents the manufacturing facility’s “shift capacity.” Subject to approval from the relevant Chinese government authorities and additional investments in phase two of the manufacturing facility, the production capacity of Qoros’ manufacturing facility can subject to Qoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

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

Qoros also collaborates and sub-contracts with several engineering firms for its product development activities.

Qoros utilizes a “managed outsourcing” model for the development of its vehicle models, which Qoros believes increases its operational effectiveness and efficiency. Under its “managed outsourcing” model, Qoros utilizes the knowledge it has acquired from its extensive customer research to develop its vehicles, including defining corresponding vehicle and subsystem level performance targets, formulating detailed design verification/testing plans, and managing vehicle development programs. The detailed implementation work necessary to develop Qoros’ vehicles is then carried out by engineering service providers and/or related suppliers in accordance with Qoros’ requirements. For information on Qoros’ relationship with, and the risks related to, Qoros’ suppliers, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.” For information on claims brought by certain of Qoros’ suppliers, see “—Qoros’ Legal Proceedings—Claims by Service Providers.”

Qoros’ Commercial Agreements with Chery

Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business, and has entered into various commercial agreements with respect to the provision of such supplies from Chery. Qoros has amounts payable to Chery in the amount of RMB374 million as of December 31, 2016.

Additionally, Qoros entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee. Qoros may also enter into additional commercial arrangements and agreements with Chery, or parties related to it, in the future.

Qoros' business plan contemplates further reliance on Chery and its platform and personnel in connection with Qoros' operations and development of new vehicle models.

For further information on Qoros’ commercial arrangements with Chery, see Note 30 to Qoros’ consolidated financial statements, included in this annual report. For further information on the risks related to Qoros’ commercial agreements with Chery, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros has entered into certain arrangements and agreements with Chery.”

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

Qoros has pledged, and, in the future, may further pledge, certain of its intellectual property as collateral for its financing. For information on the risks related to Qoros’ ownership of its intellectual property, including the risks relating to Qoros’ pledging of its rights in certain of its patents, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros’ success depends, in part, upon its ability to protect, and maintain ownership of, its intellectual property.”

Qoros’ Marketing Channels

Qoros has an integrated product, marketing and communication strategy. Qoros’ centralized, in-house marketing team aims to utilize its market research and:

•	generate demand for Qoros’ vehicles and drive leads to Qoros’ dealerships and sales teams;

•	build long-term brand awareness and develop and manage Qoros’ reputation;

•	employ effective marketing strategies in a cost-efficient manner; and

•	use Qoros’ web-based customer communication platform as part of its customer relationship management initiative.

Qoros intends to partner with its dealers to continue to promote the Qoros brand at the regional level, using a variety of marketing channels, including social media and e-commerce platforms.

Qoros continued to participate in major autoshows in 2016. Qoros launched its “Experience the New Premium” brand campaign at the 2016 Guangzhou Auto Show. The campaign, which intends to promote the Qoros brand to a younger generation of consumers, is underpinned by Qoros’ strategy to provide international standards of quality, expressive design, and an innovative customer experience.

At the 2016 Beijing Auto Show, Qoros launched a series of innovative technologies and new products, including the innovative QamFree engine technology. The revolutionary QamFree engine modifies the traditional engine with stronger power and improved fuel economy. Compared with traditional engines with crankshaft-driven valve, the QamFree engine provides various benefits for consumers, including stronger engine performance and improved fuel economy. In addition, Qoros launched two NEV concepts at the 2016 Beijing Auto Show.

Qoros’ Dealers

Qoros markets its vehicles in China through a network of independent authorized retail dealers, with whom Qoros enters into non-exclusive relationships. As of December 31, 2016, Qoros had 74 full-service dealer stores, providing Qoros’ customers with dealers and authorized salesmen, showrooms, and service and parts, under one roof; the remaining portion of Qoros’ dealership network comprises only showrooms. Locations of Qoros’ dealerships have been identified in Qoros’ extensive research, with a view to optimizing and increasing Qoros’ market coverage. As of December 31, 2016, Qoros’ dealerships included 115 points of sales, 18 additional points of sales under construction and Memorandums of Understanding with respect to the potential development of 18 additional points of sales. As part of its strategy to increase its sales, Qoros intends to increase the size of its dealer network by expanding into smaller Chinese cities (e.g., Tier 3 and Tier 4 cities) and creating incentives for its high-performing dealers to open additional points of sales.

Qoros enters into a contract with each authorized dealer, agreeing to sell to the dealer all specified vehicle lines at wholesale prices and granting to the dealer the right to sell those vehicles to retail customers from an approved location. It is expected that Qoros’ dealers will offer the full vehicle model lineup offered by Qoros. Authorized Qoros dealers also offer parts, accessories, service and repairs for Qoros’ vehicles, using genuine Qoros parts and accessories obtained directly from Qoros. Qoros’ dealers are authorized to service Qoros’ vehicles under Qoros’ limited warranty program, and those repairs are required to be made only with Qoros’ parts. In addition, most of Qoros’ dealers also provide their customers access to retail financing, vehicle insurance and warranty packages. The dealership facilities are based on Qoros’ branded construction plans, to ensure consistency and quality, and are constructed by the dealer using its own capital resources, with sales rebates received from Qoros (i.e., dealers are entitled to sales rebates from Qoros if they achieve certain purchase targets or meet certain other criteria).

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

Aftersales and Services

Qoros provides aftersales and services through its network of authorized dealers. Qoros drivers can utilize their QorosQloud to respond to service invitations, make and secure appointments, and report issues on their vehicle in advance of any servicing appointments. Aftersales and services are provided pursuant to warranties and for a fee where warranty coverage is not available.

In 2016, Qoros developed a web-based customer communication platform, which enables Qoros to leverage vehicle usage data to provide Qoros drivers with targeted messages via various channels, including e-mail and SMS, in-app and in-car MMH messaging. Qoros intends to use its customer communication platform as part of its customer relationship management initiative.

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

Retail Financing Program

Customer financing is available through dealers and financing packages are also offered by Chery Huiyin Motor Finance Service, Co. Ltd., or Huiyin, a Wuhu Chery affiliate. Qoros does not provide direct financing to customers at this time.

Qoros has provided a guarantee to Huiyin for financing arrangements between Huiyin and selected Qoros dealers. In the case of defaults under such retail financing program between March 2016 and February 2018, Qoros may need to compensate Huiyin for an amount up to the actual loss incurred. Qoros has not incurred a loss in relation to these financing arrangements.  For further information on Qoros’ guarantee with respect to the retail financing program, see Note 30 to Qoros’ consolidated financial statements, included in this annual report.

Warranty Program

Qoros provides a 36-month or 100,000 km limited warranty with its Qoros 3 models and a 72-month or 100,000 km limited warranty for the Qoros 5 SUV. Qoros’ limited warranty, which is similar to those offered by other international OEMs, is subject to certain limitations, exclusions or separate warranties, including certain wear and tear items, such as tires, brake pads and general appearance, and battery performance, and accessories, and is intended to cover parts and labor to repair defects in material or workmanship.

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

The recent slowdown in the Chinese economy and conditions in the passenger vehicle market have resulted in increased competition in China's automotive market. In 2016, a number of Chinese car manufacturers, including Qoros, announced price reductions on their vehicles. In 2017, dealers and OEMs have continued to reduce prices and offer further inducements to purchase vehicles. Qoros expects the downward pressure on vehicle prices to continue for the next few years.

Qoros’ Seasonality

In recent years, demand for new cars in the Chinese automobile industry peaks during September to January and March to April. The Chinese automobile industry generally experiences reduction in demand during February and July. Given Qoros' limited operating history and volume of sales, demand for Qoros' vehicles has not been significantly affected by seasonality.

Qoros’ Joint Venture Agreement

We are party to a Joint Venture Agreement, entered into on February 16, 2007 (which has since been amended) that sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, and Wuhu Chery with respect to Qoros, or the Joint Venture Agreement. The Joint Venture Agreement is governed by Chinese law. Pursuant to the terms of the Joint Venture Agreement, each of Kenon, through Quantum, and Wuhu Chery is required to invest pro rata amounts into Qoros at various and specified intervals. The Joint Venture Agreement also contains provisions regarding (i) the joint approval of “substantial matters” (e.g., changes to Qoros’ articles of association; the merger, amalgamation, split or public offering of Qoros) via unanimous approval from Qoros’ board of directors; (ii) the selection of Qoros’ Board of Directors and senior management; (iii) a prohibition against the sale/assignment/transfer/pledge of either party’s interest in Qoros, subject to certain exceptions, and (iv) indemnification, confidentiality, non-competition, and liquidation processes.

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

Each of Kenon and Chery had committed to provide Qoros with capital contributions. Kenon and Chery have satisfied their individual committed capital contributions (assuming the conversion of certain convertible shareholder loans), having each invested RMB5.9 billion in Qoros as of December 31, 2016 via capital contributions and/or convertible or non-convertible shareholder loans.

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

In April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest in Qoros in connection with the establishment of an NEV and conventional vehicle manufacturing base. Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. Such further investment, if provided, is expected to dilute Quantum's and Chery's interests in Qoros. In addition, Yibin may obtain significant control rights with respect to Qoros. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.”

Changes to Qoros’ Management

In 2016, Qoros made a number of personnel changes at the executive management level and in the senior management structure.

In March 2017, the board of directors of Qoros appointed Mr. Leon Liu, who previously served as the Chief Operating Officer of Qoros, to serve as the Chief Executive Officer.

For further information on the risks related to Qoros’ management, see “Item 3.D. Risk Factors—Risks Related to Our Interest in Qoros—Qoros requires qualified personnel to manage its operations.”

Qoros’ Legal Proceedings

Claims by Service Providers

During 2016, Qoros was subject to various claims brought by certain of its service providers claiming unpaid amounts. As of December 31, 2016, the total amounts claimed are approximately RMB6.5 million. Qoros is defending itself against each of these claims.

During 2016, Qoros settled various outstanding claims previously brought by its service providers. As of December 31, 2016, Qoros has amounts payable of approximately RMB124 million in connection with such settlements. For further information on the risks related to Qoros’ relationship with its suppliers, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.”

Eisenmann Proceedings

In February 2016, Eisenmann SE, or Eisenmann, brought a claim against Geico Taikisha and Qoros before the Suzhou Intermediate People’s Court of Jiangsu Province, alleging that Geico Taikisha and Qoros infringed upon Eisenmann’s patents through Qoros’ use of J-Flex equipment which it purchased from Geico Taikisha. Geico Taikisha and Qoros are contesting this action, and have filed an invalidation petition of the Eisenmann patent before the State Intellectual Property Office of the People’s Republic of China. Should the court rule in favor of Eisenmann, Qoros could be required to cease its use of the J-Flex equipment, which Qoros uses to dip and transport vehicle bodies on the pre-treatment and paint lines of its manufacturing facility. Qoros may also be required to pay monetary damages, but Qoros believes that Geico Taikisha would be required to indemnify it for any such damage award and the associated legal costs. For further information on the risks associated with Qoros’ dependence on systems, components and parts to conduct its manufacturing operations, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.”

Qoros’ Regulatory, Environmental and Compliance Matters

Qoros is subject to regulation, including environmental regulations, in China and the Jiangsu Province. Such regulations are becoming increasingly stringent and focus upon the reduction of emissions, the mitigation of remediation expenses related to environmental liabilities, the improvement of fuel efficiency, and the monitoring and enhancement of the safety features of Chinese vehicles. For example, the Chinese government has introduced stringent fuel consumption regulations which will take effect in 2020 for vehicles sold by Chinese automotive manufacturers. In order to comply with these fuel consumption standards, Qoros may need to alter the composition of its fleet of vehicles, which may include developing an electric vehicle. Qoros’ facility, activities and operations are also subject to continued monitoring and inspection by the relevant Chinese authorities. Qoros believes that it is in compliance with applicable Chinese government regulations.

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

As Qoros' strategy contemplates the development of an NEV, Qoros will be subject to the laws, regulations and policies applicable to NEVs in China. For instance, in recent years, the Chinese government has offered large subsidies for purchases of electric vehicles. However, these subsidies are expected to be gradually phased out over the next few years, which may affect the demand for NEVs in China. Should Qoros proceed with developing and selling electric vehicles, Qoros will also need to obtain various permits and approvals to develop and sell an electric vehicle and will be subject to a new regulatory regime, including requirements relating to, among other things, battery, electric motor and control system, vehicle safety and efficiency testing. For further information on Qoros’ regulatory, environmental and compliance risks, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.”

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

ZIM is a global container liner company that operates in select and niche markets. ZIM was founded in Israel in 1945, and has over 70 years of experience in the shipping industry providing customers with seaborne transportation and logistics services and solutions. As of December 31, 2016, ZIM operated 72 vessels (of which 7 were owned and 65 were chartered) with a total shipping capacity of 322,566 TEUs. As of December 31, 2016, ZIM chartered 90% of its capacity, and approximately half of its charter leases by capacity have durations of less than one year.

As of December 31, 2016, ZIM operated a global network of approximately 60 weekly lines, calling at approximately 150 port of calls in approximately 70 countries. ZIM’s network includes strategically located hubs and regional feeder lines to increase geographical coverage. ZIM has cooperation agreements with other leading container liner companies and alliances, allowing ZIM to increase its fleet utilization by sharing capacity, expand its service offering and benefit from cost savings. ZIM’s vessels have capacities ranging from less than 1,000 TEUs to approximately 10,000 TEUs, allowing ZIM to match the markets’ dynamics and ensure high utilization. Within ZIM’s global network, ZIM offers a variety of services, including land transportation and logistical services, as well as specialized shipping solutions, such as the transportation of out-of-gauge cargo, refrigerated cargo and hazardous cargo.

Pursuant to ZIM’s articles of association, Kenon currently has the right to appoint up to 2 directors to ZIM’s board of directors (even if our interest in ZIM’s share capital otherwise entitles us to appoint more than 2 directors to ZIM’s board of directors). This right will expire if ZIM’s board of directors is comprised of more than nine directors, in which case Kenon will be entitled (alone or together with others) to appoint a number of directors that corresponds to its equity interest in ZIM.

ZIM’s Industry Update

The shipping industry continued to experience low margins during 2016, and industry conditions remain challenging due to the historically large supply-demand gap created by the global financial crisis and subdued trade growth since then, along with the rapid increase of capacity. The oversupply of vessel capacity within the container shipping industry is expected to continue in the near future as the global fleet continues to increase. In response to overcapacity, a number of carriers cancelled voyages during slower periods of demand. As a result, the idle fleet increased dramatically during 2016. In addition, carriers and vessel owners increased scrapping, as the number of vessels sold for demolition in 2016 reached approximately 190 vessels (approximately 655,000 TEUs), as compared to approximately 90 vessels scrapped in 2015 (representing approximately 192,000 TEUs).

The dramatic decrease in bunker prices since 2014 has had both negative and positive impacts on industry supply and demand trends. On the one hand, the shipping industry, which is currently characterized by oversupply, suffers, as low bunker prices result in additional downward pressures on freight rates, as customers put pressure on shipping companies to reduce their freight rates. On the other hand, low bunker prices positively impact shipping companies’ cost structures and support household spending that increases private consumption, which, in turn, results in higher demand for goods. Although bunker prices were lower in 2016 than in 2014 and 2015, bunker prices increased moderately throughout 2016. Further increases in bunker prices may affect ZIM's margins.

As a result of the challenging supply-demand balance and the current low bunker prices, during 2016, freight rates reached their lowest level since 2009. However, freight rates have begun to increase moderately during the second half of 2016, as a result of, among other factors, carriers’ attempts to handle the overcapacity by increasing idle fleet levels and intensive scrapping activity, as well as the receivership of Hanjin, one of the leading companies in the shipping industry.

In addition, the container shipping market has experienced significant consolidation as carriers look for operational savings that will improve efficiency and margins. In recent years, the shipping industry has experienced extensive industry consolidation and M&A activity, resulting in rising market concentration levels.

In line with this trend, many of the largest carriers are also members of newly formed strategic alliances. Two newly formed groups, the Ocean Alliance (consisting of COSCO Shipping, CMA CGM Shipping, Evergreen Marine and Orient Overseas Container Line) and The Alliance (consisting of Hapag Lloyd, Yang Ming MOL, NYK Line and K Line Shipping) are expected to compete with the existing ‘2M’ alliance of Maersk and MSC, which has also recently entered into a strategic cooperation with Hyundai Merchant Marine.

ZIM’s Description of Operations

ZIM operates in the liner shipping sector and provides container space/allocation in connection with its operation of regular routes between fixed destinations, within and between trade zones, according to set schedules and anchoring at ports in accordance with a predetermined schedule and according to either pre-determined or spot rates. ZIM operates globally, although its key operational activities are conducted in the Trans-Pacific trade zone, the Asia (including Indian Sub-Continent)-Black Sea/ East Mediterranean Sea trade zones and the Intra-Asia trade zone. In 2016, these trade zones accounted for approximately 70% of ZIM’s total carried volume (measured in TEUs).

ZIM competes with other liner shipping companies to provide transport services to customers worldwide. The market is significantly concentrated with the top five carriers accounting for approximately 58% of the global capacity, and the remaining top carriers each controlling less than 5% of the capacity as of December 2016. ZIM controls approximately 2% of the global container shipping capacity and is ranked sixteenth among shipping carriers globally as of January 2017 (in terms of TEU capacity).

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

The map below illustrates ZIM’s trade zones of operation, as of December 31, 2016, and the percentage of TEUs transported by zone:

The following table sets forth, a description of the major trade zones or sub-trade zones in which ZIM operates, and the distribution of TEUs transported by ZIM within each zone, for each of 2016, 2015 and 2014:

		2016	2015	2014
Business Unit	Description of Business Unit	TEU Transported (%)	TEU Transported (%)	TEU Transported (%)
Pacific	The Pacific BU consists of the Trans-Pacific trade zone, which covers trade between Asia (mainly China) and the east coast and west coast of the U.S., Canada, Central America and the Caribbean	33.6	34.7	31.0
Cross Suez	The Cross Suez BU consists of the Asia-Europe trade zone, which covers trade between Asia and Europe through the Suez Canal, primarily through the Asia-Black Sea/Mediterranean Sea sub-trade zone	16.5	15.4	21.6
Intra-Asia	The Intra-Asia BU consists primarily of the Intra-Asia trade zone, which covers trade within regional ports in Asia, as well as trade between Asia and Africa	20.3	18.5	18.4
Atlantic	The Atlantic BU consists of the Trans-Atlantic trade zone, which covers the trade between the Mediterranean to US east and west coasts and the Caribbean, as well as Intra trades which include the East Mediterranean, West Mediterranean and North Europe and the Mediterranean to West Africa trade	21.4	22.4	21.7
Latin America	The Latin America BU consists of the Intra-America trade zone, which covers trade within regional ports in the Americas as well as trade between South American east coast and Asia and the Mediterranean to South America east coast via the Atlantic Ocean	8.3	9.0	7.3
Total		100.0	100.0	100.0

ZIM’s Description of Fleet

ZIM operates in the liner shipping sector and generates revenue from fees paid to it in exchange for transportation services provided by it (through deployment of its fleet of vessels it owns or charters to ZIM’s customers). As of December 31, 2016, ZIM’s fleet included 72 vessels (70 container vessels and 2 vehicle transport vessel), of which 7 vessels were indirectly owned by ZIM (through subsidiaries established for vessel-holding purposes only) and 65 vessels were chartered (5 of these are defined as financial leases). As of the date of this annual report, ZIM had re-delivery dates ranging from 2017 to 2026. As of December 31, 2016, the total capacity of ZIM’s fleet of vessels (both owned and chartered) was 322,566 TEUs (compared to 369,549 TEUs as of December 31, 2015).

The following table sets forth summary information relating to ZIM’s vessels as of December 31, 2016, differentiating between owned and chartered vessels, and the remaining period of the charter:

	Container Vessels
	Number	Capacity (TEU)	Other Vessels		Total
Vessels owned by ZIM	7	32,023	-		7

Vessels chartered from parties related to ZIM
Periods up to 1 year (from December 31, 2016)	3	15,592	2	[1]	5
Periods between 1 to 5 years (from December 31, 2016)	2	10,600	-		2
Periods over 5 years (from December 31, 2016)	2	8,442	-		2

Vessels chartered from third parties
Periods up to 1 year (from December 31, 2016)	33	118,470	-		33
Periods between 1 to 5 years (from December 31, 2016)	17	87,820	-		17
Periods over 5 years (from December 31, 2016)	6	49,619	-		6

Total	70	322,566	2	[1]	72
________________________

1.	Vehicle transport vessels.

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

Chartered Vessels

ZIM charters vessels under charter agreements for varying periods. With the exception of those vessels whose rates were set in connection with ZIM’s 2014 debt restructuring, ZIM’s charter rates were fixed at the time of entry into the charter, and depend upon market conditions existing at that time. As of December 31, 2016, of the 65 vessels chartered by ZIM under lease arrangements:

•
59 vessels were chartered under a “time charter,” which consists of chartering the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 9 vessels chartered under a time charter from parties related to ZIM;

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

ZIM operates vessels in accordance with the ISM Code and the International Ship and Port Facilities Security Code, or ISPS Code, in addition to developing, implementing and maintaining a safety management system in accordance with the ISM Code. In addition, ZIM follows the regulations of the International Maritime Organization, or IMO, and intends to make its vessels compliant with the new IMO regulations expected to come into effect.

Non-Fleet Equipment

In addition to the vessels that ZIM owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2016, ZIM held 327,658 container units with a total capacity of 528,496 TEUs, of which approximately 80% were owned by ZIM (including under finance leases) and approximately 20% were chartered.

ZIM’s Customers

In 2016, ZIM had more than 29,000 customers. ZIM’s customers are divided into “direct customers”, including exporters and importers, and “forwarders,” these being non-vessel operating common carriers (i.e., entities engaged in assembling cargos from various customers and the forwarding thereof through a shipping company). In 2016, 43% of ZIM’s customers (in terms of transported volume) were “direct customers,” while the remainder were “forwarders.” ZIM does not depend upon any single customer.

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

Recently, the seasonality factors have not been as apparent as they have been in the past. The marine shipping market is dynamic and volatile by its very nature and has been marked in recent years by relative instability. As global trends that affect the shipping market have been changing rapidly in recent years, it remains difficult to predict these trends and the shipping industry’s activities.

Changes to ZIM’s Executive Management

In March 2017, ZIM announced personnel changes at the executive management level. ZIM’s board of directors has nominated Eli Glickman to serve as President and Chief Executive Officer of the company, effective July 1, 2017. Mr. Glickman will replace Rafi Danieli, the current Chief Executive Officer, who in 2016 had advised ZIM that he would be stepping down from his role. In addition, ZIM’s Chief Financial Officer Guy Eldar has requested to leave ZIM for personal reasons; at this time, a replacement has yet to be nominated.

ZIM’s Legal Proceedings

Derivative Action Concerning ZIM Restructuring

On August 5, 2014, a petition was submitted to the District Court in Tel Aviv, to approve the submission of a derivative action against IC, ZIM, certain of IC’s independent directors comprising a special committee of the IC board established to consider ZIM’s restructuring, Millenium Investments Elad Ltd., which owned approximately 46.9% of IC, and Mr. Idan Ofer. The petitioner alleges that (i) IC’s execution of a related party transaction in connection with the completion of ZIM’s restructuring deviated from the approval of IC’s general assembly, (ii) a condition precedent to such transaction relating to the transferability of IC’s equity interest in ZIM was not fulfilled, and (iii) as a result, IC has incurred damages of approximately $27 million. The petitioner requested that the defendants (excluding IC and ZIM) hold a shareholder meeting to approve IC’s execution of such related party transaction or the defendants (excluding IC) compensate IC (in an amount not less than $27.4 million), as a result of the lower value of ZIM shares that were issued to IC in connection with the restructuring. Additionally, the petitioner alleges that the defendants wrongfully enriched breached their statutory duties, exceeded their authorization, and/or breached their duty of care and fiduciary duties.

In June 2016, the court rule on the petition and dismissed it, alleging that the petitioner did not establish causation between the damages claimed by the petition and the faults in the conduct of the special committee. Nonetheless, the court ordered that IC pay the petitioner’s costs in the amount of NIS250,000, as the court claimed the special committee and IC’s board had engaged in inappropriate conduct. In September 2016, IC appealed this ruling to the Israeli Supreme Court, arguing that the special committee’s conduct was in the best interests of the company in light of the restructuring.

2016 Class Action—Local Charges

In January 2016, ZIM’s wholly-owned agency in Israel, along with other third party shipping agencies, was served with a motion approving the filing of a class action. The applicant alleges, among other things, that for the previous seven years, the agency breached applicable port regulations by charging customers higher rates for services rendered than are allowed under the regulations and charging for services which are not included in the list of services detailed in such regulations. Given the early stage of the proceedings, ZIM’s management has been unable to estimate the probability or the effect of an adverse outcome of this class action on ZIM’s business, if any. Therefore, ZIM has not recorded a provision in relation to the class action.

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

All of the carriers involved in the proceedings, including ZIM, agreed to undertake certain actions to address the European Commission’s competition concerns. On July 7, 2016, the European Commission adopted a decision which rendered these undertakings to be binding upon the carriers involved in the proceedings for a three year period beginning on December 7, 2016. ZIM has accordingly taken all steps to satisfy these undertakings.

ZIM’s Regulatory, Environmental and Compliance Matters

Government and international regulation significantly affects the ownership and operation of vessels. ZIM is subject to many legal provisions relating to the protection of the environment, including with respect to the emissions of hazardous substances, SOx and NOx gas exhaust emissions, the operation of vessels while at anchor by means of generators, and the use of low-sulfur fuel. ZIM could be exposed to high costs in respect of environmental damages (to the extent that the costs are not covered by its insurance policies), criminal charges, and substantive harm to its operations and goodwill, if and to the extent that environmental damages are caused by its operations. ZIM instructs the crews of its vessels on the environmental regulatory requirements and operates in accordance with procedures that ensure its in compliance with such regulatory requirements. ZIM also insures its activities, where effective for it to do so, in order to hedge its environmental risks. ZIM’s vessels are also subject to the standards imposed by the IMO, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.

In addition, as of January 1, 2016, sulfur emissions standards for the areas within 200 nautical miles from the United States, Caribbean Sea and Canada were strengthened, and these stricter standards have posed challenges to ZIM’s ships which operate in these areas. For instance, in response to these stricter regulations, ZIM has had to operate on marine gas oil instead of heavy fuel oil, which has increased operational costs. Furthermore, the Chinese Ministry of Transportation has recently enacted stricter sulfur emissions standards which may increase ZIM’s operational costs.

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

Tower

Tower is a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. On July 23, 2015, consistent with our strategy to realize value for our shareholders by, among other things, distributing our interests in our non-primary businesses to our shareholders rationally and expeditiously, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. As a result of this distribution, we recognized a $210 million gain in the year ended December 21, 2015, which reflects the difference between the fair market value of the Tower ordinary shares held by us on the distribution date ($255 million based upon the closing price of the Tower shares on NASDAQ on the date of our distribution of such shares to our shareholders) and the carrying amount of Tower’s shares at the time of the distribution ($45 million). In 2016, we sold our remaining interest in Tower.

Tower’s results of operations are reflected in our share in income (losses) of associated companies, net of tax, for all periods prior to June 30, 2015. For further information on Tower and its operations, see “Information Regarding Tower.”

Remaining Businesses

We have a 91% equity interest in Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process.

Additionally, until December 24, 2014, we owned a 69% equity interest in Petrotec, a European producer of biodiesel generated from used cooking oil, or UCO, whose securities are listed on the Frankfurt Stock Exchange. On December 24, 2014, REG, a NASDAQ-listed advanced biofuels producer and developer of renewable chemicals, purchased Kenon’s holdings in Petrotec. As consideration for REG’s purchase of Petrotec’s shares, Kenon received approximately $20.9 million, which was paid in the form of newly-issued shares of Renewable Energy Group, Inc., or REG. Kenon has sold its interest in REG.

Primus

Primus’ Description of Operations

Primus is an innovative developer of a proprietary liquids technology, the STG+ process, which is designed to produce liquid hydrocarbons from synthesis gas, or syngas, derived from natural gas (including synthetic natural gas) and other feedstocks (e.g., ethane). Primus’ STG+ process converts syngas into methanol and high-octane gasoline. The availability of large shale gas reserves in the U.S. and the low cost of natural gas in relation to the cost of gasoline enables Primus to primarily utilize domestically produced natural gas in its STG+ process.

Primus’ business strategy is focused on three primary activities:

•
Methanol Production. Primus intends to own, operate and develop, or license the technology for the operation and development of, methanol production plants to service local users of methanol who are located far from larger-scale methanol plants.

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

Primus seeks to operate as a technology development company and may take equity interests in the plants which it develops. Primus seeks to generate revenues from construction management and engineering fees, technology licensing fees and production royalties, and, from plants in which Primus will have an equity interest, operating revenue from the sale of methanol and gasoline. When Primus develops a plant for a customer, Primus intends to pass through the costs of developing the plant to the customer.

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

Between 2011 and 2013, Primus operated a pilot scale test facility at its headquarters in Hillsborough, New Jersey. Primus’ pilot plant consisted of two major units, the first being a wood pellet gasifier that produced syngas, and the second being the STG+ process. The STG+ process has been successfully validated at the pilot scale. Primus used the data obtained from such operations to optimize the design of its demonstration plant, which was completed in August 2013. Primus’ demonstration plant generates syngas from natural gas, and converts the syngas into methanol and high-octane gasoline. The demonstration plant has a nameplate production capacity for gasoline of 12.7 gallons per hour, or 100,000 gallons per year, and for methanol of 32.4 gallons per hour or 255,000 gallons per year, and was designed to replicate the key scale parameters of a larger plant, so as to minimize potential scale-up risks. Between 2013 and 2016, Primus successfully operated the demonstration plant for over 8,700 hours.

In the year ended December 31, 2016, Primus did not generate material revenues from its operations. As of December 31, 2016, we have invested approximately $88 million (which includes amounts invested by IC prior to the spin-off) into Primus.

In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed appropriate to facilitate Primus’ operational and development capital requirements. Through our wholly-owned subsidiary IC Green, we have provided Primus a total of $26 million (including accrued interest) via a series of convertible notes through December 31, 2016. In 2017, we provided Primus an additional $3.3 million via convertible notes.

We own 91% of Primus and the remaining 9% is primarily held by Primus’ founders; on a fully diluted basis, giving effect to management share options, Kenon’s ownership interest in Primus is approximately 80%.

Primus’ Principal Markets; Customers

Primus intends to own, operate and develop, or license the technology for the operation and development of, methanol production plants in North America. The intended off-takers of Primus’ methanol are expected to primarily consist of local users of methanol who are located far from large-scale methanol production plants. In the United States, methanol is generally produced in the Gulf Coast and is transported to off-takers throughout the country. Due to transportation costs, methanol customers located outside the Gulf Coast region pay a substantially higher price than customers around the Gulf Coast. Primus intends to construct and own plants in such regions to capture the price spread resulting from the transportation costs and lower costs of natural gas.

The main intended customers and commercial partners for Primus’ gasoline production services are underutilized chemical and industrial plants. Specifically, Primus aims to partner with industrial and chemical plant owners who have spare syngas generation capacity to produce gasoline. Primus also intends to provide gasoline production services to customers and partners in regions that have limited gasoline refining abilities and infrastructure.

Finally, Primus intends to provide its gas flaring solutions to customers throughout the world, particularly those in regions with strict gas flaring regulations. The production of oil results in the “flaring” of natural gas—a method disposing of, rather than utilizing, any excess natural gas. Such flaring has become a concern in certain countries as a result of the associated emissions in greenhouse gases and the subsequent decrease in the availability of natural gas. As Primus’ STG+ process converts syngas into high-octane gasoline, Primus can provide its potential customers with the technological tools to transform the natural gas associated with oil production and flaring into gasoline.

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

Primus’ Project Pipeline

Primus is engaging in discussions with potential customers and joint venture partners with respect to potential projects, including for the construction of methanol plants in North America, the conversion of syngas into gasoline and the provision of gas flaring solutions. Should Primus secure these potential projects, which may be located throughout the world, Primus may be compensated through a mix of revenues from sales to off-takers, construction management and engineering fees, technology licensing fees and production royalties. A number of these projects also give Primus the opportunity to own equity in the project. At this time, these projects have not been secured.

Primus’ Raw Materials and Suppliers

In connection with the operation of Primus’ demonstration plant in the year ended December 31, 2016, a single supplier provided Primus with its natural gas requirements, representing an immaterial amount of Primus’ operating expenses in the year ended December 31, 2016.

Primus’ Competition

Primus seeks to operate as a producer of alternative liquids. Its competitors are expected to include other gas-to-liquids companies and companies using other feedstocks to produce syngas, such as ExxonMobil MTG, Haldor Topsøe TIGAS or other newly-established ventures that provide a different technological approach to the production of syngas. Primus also competes with traditional producers of gasoline and methanol. As Primus’ STG+ process is further developed to produce gasoline and methanol, Primus also expects to compete with the traditional and alternative producers of these fuels. Primus believes that its (i) direct synthesis of the desired product, (ii) high yield and cost-effective results, and (iii) selective process allows it to remain competitive with its competitors in both areas.

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

Primus’ Property, Plants and Equipment

Primus’ fully operational 300 gallon-per-day integrated industrial demonstration plant located in Hillsborough, New Jersey, was successfully constructed in August 2013. The demonstration plant converts natural gas feedstock into syngas which is, in turn, converted into high-octane gasoline and methanol. The demonstration plant has a nameplate production capacity for gasoline of 12.7 gallons per hour, or 100,000 gallons per year, and for methanol of 32.4 gallons per hour or 255,000 gallons per year. Primus expects this demonstration plant to provide the performance data necessary for the design and development of other plants.

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

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

This section should be read in conjunction with our audited combined carve-out (for the year ended December 31, 2014) and consolidated (for the years ended December 31, 2016 and 2015) financial statements, and the related notes thereto, as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. The financial information below also includes certain non-IFRS measures used by us to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance. In addition, all financial information below relating to Tower has been derived from financial statements that were prepared in accordance with U.S. GAAP.

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

Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage companies.

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operation of the following businesses: (i) IC Power, a power generation and distribution company that has experienced growth in its revenues and generation capacity since its inception in 2007, in which we have a 100% equity interest, and (ii) Qoros, a China-based automotive company in which we have a 50% equity interest, that is seeking to deliver international standards of quality, safety, and innovative features to the large and fast-growing Chinese automotive market and commenced commercial sales at the end of 2013.

In the case of IC Power, we intend to continue to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from opportunistic dispositions by IC Power of assets, including mature assets. In January 2017, IC Power commenced a roadshow for an IPO of IC Power's ordinary shares; however, in light of market conditions, IC Power withdrew its IPO, as the IPO was not deemed to be in the best interests of IC Power and Kenon at such time. We are evaluating various strategic alternatives with respect to our interest in IC Power and its businesses, which may include a future offering, listing, distribution or monetization of IC Power or its subsidiaries.

In the case of Qoros, we have used a significant portion of our liquidity and capital resources that we received in connection with our spin-off from IC to support Qoros through shareholder loans and guarantees in respect of Qoros’ debt, and we have no obligation to provide further funding to Qoros. In light of our strategy to refrain from material "cross-allocation" (i.e. investing returns from one business into another), Kenon has been seeking other sources of financing for Qoros, as well as opportunities for Kenon to provide financing to Qoros in connection with a reduction of Kenon's back-to-back guarantee exposure to Qoros (i.e., investments in Qoros that do not increase Kenon's exposure to Qoros). In line with this strategy, in December 2016 and March 2017, Kenon entered into agreements with Chery to provide financing to Qoros of up to RMB1,027 million in connection with a full release of Kenon's back-to-back guarantee obligations to Chery (which obligations were RMB1,100 million, plus certain interest and fees, prior to such investments). Pursuant to these agreements, Kenon has funded shareholder loans of RMB638.5 million in connection with a RMB675 million reduction in its guarantee obligations to Chery, and may fund additional shareholder loans of RMB388.5 million to Qoros in connection with the full release of such back-to-back guarantee obligations.

Qoros will require additional financing, including the renewal or refinancing of its working capital facilities, to continue to operate and meet its operating expenses and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations. In April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest in Qoros in connection with the establishment of an NEV and conventional vehicle manufacturing base. Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. Such further investment, if provided, is expected to dilute Quantum's and Chery's interests in Qoros. In addition, Yibin may obtain significant control rights with respect to Qoros. For further information, see “—Recent Developments—Qoros—Agreement with Yibin to Jointly Establish NEV Manufacturing Base.”

We will continue to assess opportunities to support Qoros and its liquidity position and fundraising efforts. In addition, we will consider potential opportunities with respect to our interest in Qoros, including by potentially providing direct access to Qoros when we believe it is in the best interests of Qoros' development and our shareholders to do so.

We also hold interests in:

•
ZIM—A large provider of global container shipping services, which, as of December 31, 2016 operated 72 (owned and chartered) vessels with a total container capacity of 322,566 TEUs, and in which we have a 32% equity interest; and

•	Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process, in which we have a 91% equity interest.

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations are impacted by the financial results of each of its businesses. To effectively assess our results of operations, we supply detailed information on the financial results of our individual businesses and the impact such results have had on our consolidated results of operations. The analysis of each business’ impact on our results of operations for the years ended December 31, 2015 and 2016 depends upon the method of accounting applicable to it as set forth in the following table:

Years Ended December 31, 2015 and 2016
	Ownership Percentage	Method of Accounting	Treatment in Consolidated Financial Statements
IC Power[1]	100%	Consolidated[2]	Consolidated
Qoros	50%	Equity	Share in losses of associated companies, net of tax
ZIM	32%	Equity	Share in losses of associated companies, net of tax
Other
Primus	91%	Consolidated	Consolidated
___________________

1.	Kenon's segments for the periods after December 31, 2015 include IC Power (Generation) and IC Power (Distribution), as a result of Kenon’s acquisition of its distribution business in January 2016.
2.
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

The analysis of each business’ impact on our results of operations for the year ended December 31, 2014 depends upon the method of accounting applicable to it, as set forth in the following table:

	Six Months Ended December 31, 2014			All Periods Prior to June 30, 2014
	Ownership Percentage	Method of Accounting	Treatment in Combined Carve-Out Financial Statements	Ownership Percentage	Method of Accounting	Treatment in Combined Carve-Out Financial Statements
IC Power	100%	Consolidated[1]	Consolidated	100%	Consolidated[1]	Consolidated
Qoros	50%	Equity	Share in losses of associated companies, net of tax	50%	Equity	Share in losses of associated companies, net of tax
ZIM[2]	32%	Equity	Share in losses of associated companies, net of tax[3]	99.7%[2]	Consolidated—Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)

Tower	29%	Equity	Share in income of associated companies, net of tax	29%	Equity	Share in losses of associated companies, net of tax[4]

Other
Primus	91%	Consolidated	Consolidated	91%	Consolidated	Consolidated
Petrotec	—[3]	Equity— Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)	69%	Consolidated— Discontinued Operations	Income (loss) for the year from discontinued operations (after taxes)
HelioFocus	70%	Consolidated	Consolidated	70%[4]	Equity	Share in losses of associated companies, net of tax
_______________________

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

3.	For further information on Kenon’s December 2014 sale of its equity interest in Petrotec, see “Item 4.B Business Overview—Our Businesses—Remaining Businesses—Petrotec.”
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

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2016
	IC Power Generation	IC Power Distribution	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
		(in millions of USD, unless otherwise indicated)
Sales	$1,365	$509	$—	$—	$—	$1,874
Depreciation and amortization	(157)	(15)	—	—	—	(172)
Impairment of assets and investments	—	—	—	(72)	—	(72)
Financing income	10	4	—	17	(12)	19
Financing expenses	(166)	(19)	—	(17)	12	(190)
Share in (losses) income of associated companies	1	—	(143)	(44)	—	(186)
Provision of financial guarantee	—	—	—	(130)	—	(130)
Income (loss) before taxes	$31	$47	$(143)	$(270)	$—	$(335)
Income taxes	(45)	(12)	—	(2)	—	(59)
Income (loss) from continuing operations	$(14)	$35	$(143)	$(272)	$—	$(394)

Attributable to:
Kenon’s shareholders	(29)	32	(143)	(272)	—	(412)
Non-controlling interests	15	3	—	—	—	18
Segment assets[4]	$4,217	$600	$—	$113 [5]	$—	$4,930
Investments in associated companies	8	—	118	82	—	208
Segment liabilities	3,462	542	—	240 [6]	—	4,244
Capital expenditure[7]	262	28	—	—	—	290
Adjusted EBITDA	$343 [8]	$77 [9]	$—	$(24)[10]	$—	$396
Percentage of consolidated revenues	73%	27%	—%	—%	—%	100%
Percentage of consolidated assets	82%	12%	2%	4%	—%	100%
Percentage of consolidated assets excluding associated companies	86%	12%	—%	2%	—%	100%
Percentage of consolidated Adjusted EBITDA	87%	19%	—%	(6)%	—%	100%
__________________________

1.	Associated company.

2.	Includes the results of Primus and HelioFocus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment financing income and expenses.
4.	Excludes investments in associates.
5.	Includes Kenon’s and IC Green’s assets.
6.	Includes Kenon’s and IC Green’s liabilities.
7.	Includes the additions of PP&E and intangibles based on an accrual basis.
8.
For a reconciliation of IC Power Generation’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2016, see “Item 3.A Selected Financial Data.”

9.
For a reconciliation of IC Power Distribution’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2016, see “Item 3.A Selected Financial Data.”

10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

	Year Ended December 31, 2015
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,294	$—	$—	$(5)	$1,289
Depreciation and amortization	(119)	—	(1)	—	(120)
Asset impairment	—	—	(7)	—	(7)
Financing income	10	—	3	—	13
Financing expenses	(115)	—	(9)	—	(124)
Share in (losses) income of associated companies	—	(196)	9	—	(187)
Gain from distribution of dividend in kind	—	—	210	—	210
Income (loss) before taxes	$149	$(196)	$205	$—	$158
Income taxes	(62)	—	—	—	(62)
Income (loss) from continuing operations	$87 [4]	$(196)	$205	$—	$96

Attributable to:
Kenon’s shareholders	63	(196)	206	—	73
Non-controlling interests	24	—	(1)	—	23
Segment assets[5]	$4,069	$—	$45 [6]	$—	$4,114
Investments in associated companies	9	159	201	—	369
Segment liabilities	3,063	—	156 [7]	—	3,219
Capital expenditure[8]	533	—	—	—	533
Adjusted EBITDA	$372 [4,9]	$—	$1 [10]	$—	$373
Percentage of consolidated revenues	100%	—	—	—	100%
Percentage of consolidated assets	91%	4%	5%	—	100%
Percentage of consolidated assets excluding associated companies	99%	—	1%	—	100%
Percentage of consolidated Adjusted EBITDA	100%	—	—	—	100%
________________________

1.	Associated company.
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
_________________________

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

6.	Excludes investments in associates.
7.	Includes Kenon’s and IC Green’s assets.
8.	Includes Kenon’s and IC Green’s liabilities.
9.	Includes the additions of PP&E and intangibles based on an accrual basis.
10.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2014, see “Item 3.A Selected Financial Data.”
11.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

The following tables set forth summary information regarding each of our equity-method accounting businesses for the periods presented.

	Year Ended December 31, 2016
	Qoros	ZIM	Other	Total
	(in millions of USD)
Income (loss) (100% of results)	$(285)	$(168)	$—	$(437)
Share of Income (loss) from Associates	(143)	(44)	1	(186)
Book Value	118	82	8	208

	Year Ended December 31, 2015
	Qoros	ZIM	Tower[1]	Other	Total
	(in millions of USD)
Income (loss) (100% of results)	$(392)	$2	$(1)	$—	$(391)
Share of Income (loss) from Associates	(196)	10	(1)	—	(187)
Book Value	159	201	—	9	369
____________________________

1.
Reflects Tower’s results of operations up to June 30, 2015. As a result of our distribution in specie of substantially all of our interest in Tower, representing 23% of the then currently outstanding Tower shares on July 23, 2015, Tower’s results of operations for all periods subsequent to June 30, 2015 are not reflected in our consolidated financial statements.

	Year Ended December 31, 2014
	Qoros	ZIM[1]	Tower		Other	Total
	(in millions of USD)
Income (loss) (100% of results)	$(350)	$(73)	$25		$—	$(398)
Share of Income (loss) from Associates	(175)	(13)	18		(1)	(171)
Book Value	221	191	14		10	436
Market Capitalization	—	—	$774	[2]	—	774
Kenon Share of Market Capitalization	—	—	$224		—	224
____________________________

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

Qoros

We have a 50% equity interest in Qoros. As a result, we account for Qoros pursuant to the equity method of accounting and discuss Qoros’ results of operations in our discussion of our share in losses of associated companies, net of tax. Additional detail on Qoros’ historical financial performance can be found in Qoros’ separate financial statements for the years ended December 31, 2016, 2015 and 2014, which are included in this annual report.

ZIM

On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM’s results of operations for all periods prior to June 30, 2014 are reflected as discontinued in Kenon’s results of operations and ZIM’s results of operations for the six months ended December 31, 2014 and the years ended December 31, 2015 and 2016 are reflected in Kenon’s share in losses of associated companies, net of tax.

Set forth below are our results attributable to ZIM for the six months ended June 30, 2014, during which ZIM’s results of operations were reflected in our financial statements as discontinued operations:

Six Months Ended
June 30, 2014
(in millions of USD)
Sales	$1,741
Cost of sales	(1,681)

Gross profit (loss)	60

Operating loss	(18)

Loss before taxes on income	(119)
Taxes on income	(10)

Loss after taxes on income	(129)
Income from realization of discontinued operations	609

Income for the period from discontinued operations	$480

Tower

For information on Tower’s results of operations, see “Information Regarding Tower.”

Material Factors Affecting Results of Operations

IC Power

Set forth below is a discussion of the material factors affecting the results of operations of IC Power for the periods under review.

Capacity Growth

Set forth below is IC Power’s capacity growth:

Entity	Country	Energy used to Operate Power Station	COD/ Date of Acquisition	Installed Capacity (MW)[1,2]		Proportionate Capacity[3]

Capacity at January 1, 2014				2,070		1,608
Corinto	Nicaragua	HFO	Acquired—March 2014	71		46
Tipitapa Power	Nicaragua	HFO	Acquired—March 2014	51		33
Amayo I	Nicaragua	Wind	Acquired—March 2014	40		24
Amayo II	Nicaragua	Wind	Acquired—March 2014	23		14
Surpetroil	Colombia	Natural gas	Acquired—March 2014	15		9
Kallpa—Las Flores	Peru	Natural gas	Acquired—April 2014	193		145
JPPC	Jamaica	HFO	Acquired Remaining Interest—May 2014[4]	—		50
Puerto Quetzal	Guatemala	HFO	Acquired—September 2014	179	[5]	179
Total increase in capacity during 2014				572		500

Capacity at December 31, 2014				2,642		2,108
Nejapa	El Salvador	HFO	Acquired Remaining Interest—January 2015[6]	—		41
OPC-Hadera[7]	Israel	Natural gas	Acquired—August 2015	18		18
Surpetroil	Colombia	Natural gas	COD Plants—2015	5		3
Total increase in capacity during 2015				23		62

Capacity at December 31, 2015				2,665		2,170
Kanan	Panama	HFO	COD—April 2016	92		92
Samay I	Peru	Diesel and natural gas	COD—May 2016	632		474
Surpetroil	Colombia	Natural gas	COD Plants—2016	11		7
CDA	Peru	Hydroelectric	COD—August 2016	545		409
Total increase in capacity during 2016				1,280		872

Capacity at December 31, 2016				3,945		3,152
________________________

1.
As a result of IC Power’s sale of its indirect interest in Enel Generación Perú in September 2014, the capacity growth summary does not include Enel Generación Perú’s 1,540 MW of installed capacity during the periods in which IC Power held its indirect interest in Enel Generación Perú.

2.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of the ownership interest in the entity that owns each such asset.
3.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by the ownership interest in the entity that owns each such asset.
4.	In May 2014, IC Power increased its equity ownership in JPPC from 16% to 100%.
5.	In November 2014, Puerto Quetzal transferred a 55 MW power barge to Kanan, reducing Puerto Quetzal’s capacity from 234 MW to 179 MW.
6.	In January 2015, IC Power increased its equity ownership in Nejapa from 71% to 100%.
7.
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel, based upon a plant with 140 MW of capacity. Construction commenced in June 2016 and COD is expected by early 2019.

As a result of its capacity expansion, IC Power’s consolidated revenues, operating income, finance expenses and net income during the periods discussed in this section substantially increased.

Macroeconomic Conditions in the Countries in which IC Power Operates

Macroeconomic conditions may impact the gross domestic production of the countries in which IC Power generates or distributes electricity which may, in turn, affect the consumption of electricity by industrial and individual consumers in those countries. For instance, countries experiencing sustained economic growth generally experience an increase in their consumption of electricity. Additionally, macroeconomic conditions are also likely to affect foreign exchange rates, domestic interest rates and inflation, which each has an effect on IC Power’s financial and operating costs. Fluctuations in the exchange rates between local currencies in the countries in which IC Power operates and the U.S. Dollar, which is IC Power’s functional and reporting currency, will generate either gains or losses on monetary assets and liabilities denominated in these local currencies and can therefore affect its profitability. Fluctuations in inflation rates may also increase labor costs and other local expenses of IC Power’s operations, and it may be unable to pass such increases on to its customers (e.g., to customers who purchase energy or capacity from IC Power pursuant to long-term PPAs, which are not linked to local inflation rates).

For further information on the risks associated with currency fluctuations, see “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Foreign exchange rate fluctuations and controls could have a material adverse effect on IC Power’s earnings and the strength of its balance sheet.”

The following table sets forth the percentage growth in GDP, the currency appreciation / depreciation (relative to the U.S. Dollar), and the annual inflation rate for each of the countries in which IC Power operates, according to segment.

	2016			2015			2014
Country	Inflation Rate	GDP Growth	Currency Appreciation (Depreciation)	Inflation Rate	GDP Growth	Currency Appreciation (Depreciation)	Inflation Rate	GDP Growth	Currency Appreciation (Depreciation)
	(%)
Peru	3.6	4.7	(6)	3.5	3.3	(12)	3.2	2.4	(11)
Israel	(0.6)	2.8	1	(0.6)	2.5	(9)	(0.2)	2.6	(12)
Central America
Nicaragua	6.2	4.5	(5)	4.0	4.9	(5)	6.4	4.0	(5)
Guatemala	4.5	3.5	1	2.4	4.1	1	3.4	4.0	4
El Salvador	1.0	2.4	—	(0.7)	2.4	—	0.5	1.8	—
Panama	0.7	5.2	—	0.1	5.8	—	2.1	6.2	—
Other
Bolivia	3.9	3.7	(1)	4.1	4.8	(1)	5.2	5.2	—
Chile	4.0	1.7	(3)	4.3	2.3	(15)	4.6	1.8	(23)
Dominican Republic	2.3	5.9	(2)	0.8	7.0	(3)	3.0	7.3	(6)
Jamaica	4.4	1.5	(7)	3.7	0.9	(6)	6.4	(0.5)	(10)
Colombia	7.6	2.2	(11)	5.0	3.1	(37)	3.7	4.6	(7)

For further information on the macroeconomic conditions of the key countries in which IC Power operates or in which it may operate in the future, see “Item 4.B Business Overview—Our Businesses—IC Power—Industry Overview.”

For further information on the sensitivity of our net income to changes in the CPI and certain exchange rates, see Note 30 to our financial statements included in this annual report.

Sales and Availability

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

The following table sets forth the weighted average availability of IC Power’s generation plants in each of the countries in which IC Power operates for the periods presented, according to segment:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Peru	79%	97%	97%
Israel	91%	97%	90%
Central America
Nicaragua	88%	90%	95%
Guatemala	95%	94%	97%
El Salvador	97%	96%	97%
Panama (Kanan)	69%	—	—
Other
Bolivia	92%	89%	91%
Chile	98%	97%	96%
Dominican Republic	78%	81%	89%
Jamaica	85%	86%	85%
Colombia	97%	96%	84%

A substantial portion of the capacity in each of the countries in which IC Power currently operates, other than Israel, Nicaragua and Jamaica, is comprised of hydroelectric plants. The marginal cost of production by these plants is almost nil. As a result, these plants are generally the first to be dispatched, when available. However, the availability of these plants is subject to annual and seasonal variations based on the hydrology of the reservoirs and river basins that provide the water to operate these plants. For example, COBEE’s hydroelectric plants are among the first generation units to be dispatched in Bolivia as a result of the low variable costs associated with these units, and CDA’s plant is among the first generation units dispatched in Peru. IC Power seeks to ensure that its hydroelectric units are available to be dispatched when necessary, as such availability is important to IC Power’s ability to capture the benefits of marginal cost dispatch and the maximization of its margins.

When hydroelectric plants are unavailable or have been fully dispatched, other generation plants are generally dispatched on the basis of cost, with lower cost units, such as thermal gas plants, generally dispatched first. The Kallpa facility units, for example, are among the first generation units to be dispatched in Peru after the hydroelectric plants, since the Kallpa plants are among the lowest-cost thermal generation plants in Peru. Generally, the order in which regulatory agencies will dispatch plants which are neither hydroelectric nor gas-powered are: (1) wind-powered; (2) coal-powered; (3) HFO-powered; followed by (4) diesel-powered. As many of the countries in which IC Power operates are seeking to incentivize the production of wind and renewable energy plants, which typically have relatively low operating costs, these countries often dispatch wind-powered plants, such as Amayo I and Amayo II, on a priority basis. Similar to hydroelectric plants, however, the availability of wind-powered plants to be dispatched is limited by the availability of the resource (i.e., whether the wind is blowing).

If IC Power’s generation plants are available for dispatch and are not dispatched, or are partially dispatched, by the relevant system operator and if IC Power’s obligations to deliver energy under its PPAs exceed the energy dispatched from IC Power’s own generation units at any particular time, IC Power purchase energy in the spot market to satisfy these obligations. The price of such energy is generally lower than IC Power’s generation cost, thereby generally increasing its commercial margin.

Similarly, if IC Power’s generation plants are not allocated sufficient firm capacity to satisfy its obligations under its PPAs, IC Power purchases capacity in the spot market to satisfy these obligations. The spot capacity price is generally substantially similar to the regulated and PPA capacity price.

The following table sets forth the amount of energy sold under IC Power’s PPAs and in the spot market, and the amount of energy generated and purchased by IC Power’s generation companies during the years presented, according to segment1:

Segment	Period	Sales under PPAs	Sales in Spot Market	Net Energy Generated[2]	Energy Purchased
		(GWh)
Peru	Kallpa:
	Year Ended December 31, 2016	6,182	283	5,892	573
	Year Ended December 31, 2015	6,327	106	5,027	1,406
	Year Ended December 31, 2014	6,324	235	5,698	861

	Samay I3:
	Year Ended December 31, 2016	—	94	94	—
	CDA:
	Year Ended December 31, 2016	509	182	683	8

Israel	OPC-Rotem:
	Year Ended December 31, 2016	3,908	—	3,422	486
	Year Ended December 31, 2015	3,976	—	3,759	217
	Year Ended December 31, 2014	3,973	—	3,400	573

	OPC-Hadera:
	Year Ended December 31, 2016	88	—	88	—
	Year Ended December 31, 2015	23	—	23	—

Central America	ICPNH:
	Year Ended December 31, 2016	957	51	945	63
	Year Ended December 31, 2015	1,062	28	1,054	36
	Year Ended December 31, 2014	1,063	22	1,058	27

	Puerto Quetzal
	Year Ended December 31, 2016	528	185	347	366
	Year Ended December 31, 2015	594	368	641	321
	Year Ended December 31, 2014	1,005	53	465	593

	Nejapa:
	Year Ended December 31, 2016	807	37	383	461
	Year Ended December 31, 2015	794	53	436	411
	Year Ended December 31, 2014	626	93	373	346

	Kanan:
	Year Ended December 31, 2016	523	7	164	366

Segment	Period	Sales under PPAs	Sales in Spot Market	Net Energy Generated[2]	Energy Purchased
		(GWh)
Other	COBEE:

	Year Ended December 31, 2016	275	585	860	—
	Year Ended December 31, 2015	270	769	1,039	—
	Year Ended December 31, 2014	268	762	1,030	—
	Central Cardones:
	Year Ended December 31, 2016	—	1	(1)	2
	Year Ended December 31, 2015	—	4	3	1
	Year Ended December 31, 2014	—	—	—	—

	Colmito:
	Year Ended December 31, 2016	254	9	8	255
	Year Ended December 31, 2015	255	26	26	255
	Year Ended December 31, 2014	250	—	5	245

	CEPP:
	Year Ended December 31, 2016	88	257	257	88
	Year Ended December 31, 2015	—	291	291	—
	Year Ended December 31, 2014	253	54	236	71
	JPPC:
	Year Ended December 31, 2016	390	—	390	—
	Year Ended December 31, 2015	427	—	427	—
	Year Ended December 31, 2014	410	—	410	—

	Surpetroil:
	Year Ended December 31, 2016	73	2	75	75
	Year Ended December 31, 2015	43	—	43	—
	Year Ended December 31, 2014	48	—	48	—

	Pedregal:
	Year Ended December 31, 2016	289	69	255	103
	Year Ended December 31, 2015	280	102	343	39
	Year Ended December 31, 2014	270	135	391	14

Total (excluding Pedregal)	Year Ended December 31, 2016	14,582	1,693	13,607	2,668
	Year Ended December 31, 2015	13,748	1,645	12,746	2,647
	Year Ended December 31, 2014	14,220	1,219	12,723	2,716
_________________

1.
The information included within the table reflects 100% of the energy sold under PPAs, sold in the spot market, generated, and purchased by IC Power’s assets, regardless of its ownership interest in the entity that owns each such asset, and also contains information for certain of IC Power’s assets from periods prior to acquisition of such asset. For further information on IC Power’s acquisition of assets during the periods within the table, see “—Capacity Growth.”

2.	Net energy generated is defined as energy delivered at the interconnection to the system.
3.
In May 2016, Samay I reached its COD. In July 2016, all four of Samay I’s units were declared unavailable to the system due to damage to the shafts in the three of the plant’s four units. By February 2017, all four of the units had been declared available to the system.

Cost of Sales of Generation Assets

IC Power’s principal costs of sales are natural gas, HFO, lubricants, purchases of capacity and energy on the spot market, transmission costs, personnel, third-party services and maintenance costs.

IC Power’s costs for natural gas, which include transportation costs, vary primarily based on the quantity of natural gas consumed, the variation of market prices of HFO, to which IC Power’s natural gas prices are indexed, and whether IC Power consumes all of the natural gas that it is obligated to purchase under its natural gas supply contracts. Kallpa’s long-term gas supply contract with the Camisea Consortium, which is also used to supply gas to Las Flores, hedges Kallpa against fluctuations in the price of natural gas; however, Kallpa’s agreement with the Camisea Consortium will expire in June 2022, unless renewed by the parties. Once expired, Kallpa and Las Flores may be required to purchase their natural gas on spot markets at prices that may be greater than the prices they previously paid for such commodities and could therefore face increased volatility in their earnings and cash flows. The price adjustments in IC Power’s PPAs, which are generally indexed to the cost of natural gas, generally limit its exposure of such renewal.

The price at which OPC-Rotem purchases its natural gas from its sole natural gas supplier, the Tamar Group, is predominantly indexed (in excess of 70%) to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC-Rotem’s supply agreement with the Tamar Group. As a result, increases or decreases in this tariff have a related effect on OPC-Rotem’s cost of sales and margins. Additionally, the natural gas price formula in OPC-Rotem’s supply agreement is subject to a floor mechanism. PUAE generation component tariffs were lower in 2015 as compared to 2012-2014. Additionally, on September 8, 2015, the PUAE published a final decision, which became effective on September 13, 2015, and which further reduced the PUAE generation component tariff by approximately 12% from NIS 300.9 per MWh and NIS 301.5 per MWh to a single tariff of NIS 265.2 per MWh. In addition, in December 2016, the EA published its generation component tariff update, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh. As a result of previous declines in the PUAE generation component tariff, OPC-Rotem began to pay the ultimate floor price in November 2015. Therefore, the September 2015 decline, the January 2017 decline and any further declines in the EA generation component tariff, will not result in a corresponding decline in OPC-Rotem’s natural gas expenses, and may lead to a greater decline in OPC-Rotem’s margins. The next annual update of the generation component tariff is expected to be conducted in December 2017.

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

As fuel is a significant cost for most of IC Power’s operating companies, the price of various fuels (e.g., gas, diesel, or HFO) has a significant effect on its costs. However, as prices in the spot market tend to reflect current fuel prices and, as the majority of IC Power’s PPAs contain a fuel price adjustment mechanism to reflect increases or decreases in the price of fuel, changes in fuel prices generally result in corresponding changes in revenues as a result of these pass-through mechanisms and do not substantially affect IC Power’s operating margins. Accordingly, while the decline in global oil prices since 2014 has resulted, in part, in a decline in IC Power’s revenues for the year ended December 31, 2016, such decline in global oil prices did not have a commensurate effect on IC Power’s operating margins or Adjusted EBITDA for that year. In some cases, however, the fuel price adjustment mechanisms in IC Power’s PPAs may not adjust to reflect the full increase or decrease in fuel prices, or may reflect such adjustments on a lagging basis as a result of the indexation mechanisms of its PPAs (which update only periodically and have minimum thresholds) and the indexations of IC Power’s long-term supply agreements.

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

Distribution Tariffs, Energy Costs and VAD Charges for IC Power’s Distribution Assets

Regulated energy tariffs in Guatemala are divided into two components: an electricity charge (for the cost of electricity and capacity and transmission tolls) and the VAD. Energy, capacity and transmission are pass-through costs for Energuate, since the tariffs Energuate charges its customers are adjusted to reflect changes in its costs of energy and capacity purchased and the transmission tolls it pays. Although some temporary differences may exist during the adjustment process, the tariff structure is generally designed to allow Energuate to pass through to customers its energy, capacity and transmission costs. Accordingly, because Energuate passes through the energy, capacity and transmission components of the regulated tariffs to its customers, its margins are primarily driven by the VAD charges.

The VAD charges applicable to Energuate are established every five years under procedures set forth in the General Electricity Law and related regulations. The VAD charges currently applicable to Energuate were established in January 2014 and are scheduled to be reset in January 2019. For further information on the tariffs applicable to Energuate, see “Item 4.B Business Overview—Our Businesses—IC Power’s Description of Operations—Distribution Operations—Distribution Tariffs.”

The VAD charges applicable to Energuate are also adjusted in January and July of each year to reflect the effects of Guatemalan inflation and changes in the Guatemalan Quetzales/U.S. dollar exchange rate on IC Power’s operations.

Effects of Outstanding Indebtedness, including Financial Leases

IC Power’s total outstanding consolidated indebtedness was $3,072 million as of December 31, 2016, excluding the $145 million note payable to Kenon.

IC Power originally financed its acquisition of the Kallpa I, II and III turbines and the Las Flores power plant through financial leases. As a result, it has recognized these turbines and power plant as property, plant and equipment and has recognized the related lease obligations as loans from banks and others, but did not recognize any cash flow from financing activities upon its entry into these financing agreements. Payments under these leases were recognized in IC Power’s statement of cash flows as cash flows from financing activities at the time that these payments are made. The Kallpa I lease matured in March 2016. In May 2016, the proceeds of Kallpa’s 4.875% senior unsecured notes due May 24, 2026 were principally used to repay all of Kallpa’s outstanding debt (including its short-term debt), other than debt relating to the Las Flores lease.

IC Power is also committed to expanding its operations by developing greenfield assets in accordance with three fundamental principles, one of which includes securing long-term project financing agreements to finance its development efforts. These financing agreements are generally stand alone, secured, project-specific, and with no or limited recourse to IC Power. IC Power expects that the commitment to its operational expansion will result in the incurrence of additional indebtedness, which may, in turn, result in an increase in its outstanding consolidated indebtedness.

Furthermore, as IC Power continues to develop its assets by (1) drawing down on its existing credit facilities with third parties or (2) securing additional third-party financing, as discussed above, to fund its capital expenditures with respect to new assets or projects, it may experience an increase in interest costs. Many of IC Power’s debt agreements have floating interest rates (e.g., many of the debt instruments bear interest rates based on LIBOR) and, notwithstanding any interest rate swaps which IC Power has entered, or may enter, into to address this risk, a continued increase in interest rates could increase its interest expenses and the cost of the capital required to continue to fund its development and expansion efforts. Other than with respect to some or all of the indebtedness of certain of its subsidiaries, including OPC-Rotem, DEORSA, DEOCSA, ICPI and COBEE, among others, IC Power’s outstanding indebtedness primarily is either denominated in, indexed to, or is the subject of interest rate swaps tied to, the U.S. Dollar. For further information on IC Power’s outstanding indebtedness, including the interest rate and currency applicable to the indebtedness, see “Item 5.B Liquidity and Capital Resources—IC Power’s Liquidity and Capital Resources—IC Power’s Material Indebtedness.”

Negative Goodwill

IC Power’s development strategy contemplates the acquisition of energy assets in attractive markets, from time to time, in connection with its capacity expansion efforts. Based upon the difference between the amount paid, which IC Power records in connection with its acquisition of such assets, and the net asset fair value, it may recognize a gain on bargain purchase at the purchase date.

For the years ended December 31, 2016 and 2015, IC Power did not recognize a gain on bargain purchases. For the year ended December 31, 2014, IC Power recognized gains on bargain purchases of $24 million, $24 million and $20 million in connection with its acquisitions of ICPNH in March 2014, JPPC in May 2014 and Puerto Quetzal in September 2014, respectively.

Income Taxes

IC Power operates through various subsidiaries in several countries and, as a result, is subject to income tax in various jurisdictions. The following table sets forth the corporate income tax rates applicable as of December 31, 2016, 2015 and 2014 in each of the countries in which IC Power operates:

	Year Ended December 31,
	2016	2015	2014
	(%)
Singapore	17%	17%	-
Peru[1]	30%	28%	30%
Israel[2]	25%	26.5%	26.5%
Central America
Nicaragua[3]	25%	25%	25%
Guatemala	25%	25%	28%
El Salvador	30%	30%	30%
Panama	25%	25%	25%
Other
Bolivia	25%	25%	25%
Chile[4]	24%	22.5%	21%
Dominican Republic	27%	27%	28%
Jamaica[5]	33.3%	33.3%	33.3%
Colombia[6]	40%	39%	34%
_____________________

1.
The corporate income tax rate in Peru decreased to 28% in 2015 and is scheduled to increase to 29.5% in 2017. The dividend tax rate increased to 6.8% in 2015 and is scheduled to decrease to 5% in 2017. Distributions of profits for 2014 were subject to a tax rate of 4.1%. Kallpa, CDA and Samay I entered into legal stability agreements with the relevant tax authority in Peru pursuant to which, during the term of the corresponding agreement, Kallpa, CDA and Samay I, respectively, will be subject to the income tax regime in place at the time each such agreement was entered into, which stipulates a 30% income tax rate, and not the general income tax regime applicable to other firms in Peru. Kallpa terminated its stability agreement in December 2016, and CDA and Samay I's stability agreements expire in 2022 and 2024, respectively. Only after CDA and Samay I’s tax agreements expire, or if CDA and Samay I terminate the corresponding agreement, will they be subject to the general income tax regime of Peru and receive the benefit of the changes in the Peruvian income tax rates described above.

2.	The corporate income tax rate in Israel decreased to 25% on January 1, 2016 and 24% on January 1, 2017, and will be further reduced to 23% on January 1, 2018.
3.
The statutory rate in Nicaragua in 2012-2015 was 30%. However, Corinto and Tipitapa Power are subject to 25% income tax, based on a Foreign Investment Agreement signed in June 2000, which protects them from any unfavorable changes in the tax law. In addition, Amayo I and Amayo II are tax exempt from income tax payments, in accordance with Law No.532 for Electric Power Generation with Renewable Sources Incentive, up to a period of seven years after their CODs; such period expired for Amayo I in March 2016, and will expire for Amayo II in March 2017.

4.
The corporate income tax rate in Chile increased to 22.5% in 2015 and 24% in 2016, and is scheduled to increase to 25% in 2017 for shareholders on the attribution method or decrease to 22.5% in 2017 for shareholders on the cash-basis method. The corporate income tax rate is scheduled to increase to 27% in 2018 for shareholders on the cash-basis method.

5.	33.3% is the rate applied to regulated companies in Jamaica, including the companies regulated by Office of Utilities Regulation.
6.
The aggregate income tax rate of 34% in Colombia is composed of a base corporate income tax rate of 25% plus the “income tax for equality,” or CREE, tax at a rate of 9%. Beginning in 2015, a surcharge to the CREE tax rate of 5% on income in excess of 800 million Colombian pesos (approximately $272 million) would effectively increase the aggregate income tax rate to approximately 39%. The surcharge on the CREE tax increased to 6% in 2016 and 2017, and is expected to decrease to 4% in 2018, effectively representing an aggregate income tax rate of approximately 40%, 40% and 37% in 2016, 2017 and 2018, respectively, before being eliminated. The aggregate income tax rate will be 33% in 2019.

For further information on the tax rates, including withholding tax rates, applicable to IC Power’s operating companies, see Note 25 to our audited financial statements included in this annual report.

Effects of Discontinued Operations

In September 2014, IC Power completed the sale of its indirect equity interest in Enel Generación Perú for $413 million (which resulted in recognition by IC Power of $110 million of net profit). As a result, the results of operations of Generandes (the entity through which IC Power held an indirect equity interest in Enel Generación Perú) are reflected as discontinued operations in IC Power financial statements presented in this annual report.

Factors Affecting Comparability of Operating and Financial Results

IC Power’s operational and financial results for the year ended December 31, 2016, 2015 and 2014 have been affected by its acquisitions of various operating businesses and these effects must be understood in order to assess the comparability of IC Power’s operating and financial results in the period to period financial analysis set forth below.

Acquisition of Energuate

In January 2016, IC Power completed acquisition of Energuate, comprised of two electricity distribution companies in Guatemala (DEORSA and DEOCSA), and two smaller, related companies (Guatemel and RECSA).

For all periods prior to the completion of its acquisition of Energuate, IC Power operated one business line (generation) and evaluated this business line according to four geographic segments. However, since January 22, 2016, the date on which IC Power completed acquisition of Energuate, its results of operations reflect an additional business line (distribution), which IC Power evaluates according to its sole segment, distribution. IC Power distribution business and its segment consists entirely of DEORSA and DEOCSA. Energuate, which will be one of the principal operations within IC Power’s business moving forward, contributed $509 million, $91 million and $63 million to IC Power’s revenues, gross profit, and operating income, respectively, during the year ended December 31, 2016 (since January 22, 2016, the date of the completion of the acquisition). Guatemel and RECSA are not included within IC Power distribution business and have been included in IC Power Central America and Other segment, respectively, as a result of their business lines.

While the interest, depreciation, maintenance and similar expenses related to, or resulting from, acquisition and ownership of these businesses are reflected in IC Power’s results for the year ended December 31, 2016, and its consolidated statement of income includes the results of the acquired companies’ operations since January 22, 2016 (the date of the completion of the acquisitions), the results of these businesses are not fully reflected in IC Power’s results of operations for the year ended December 31, 2016. The results of these businesses will affect the comparability of IC Power’s results of operations from all periods prior to the acquisition.

Completion of Construction and Acquisition of Generation Assets

During the year ended December 31, 2016, IC Power completed the construction of the Kanan, Samay I and CDA plants, which provided IC Power with 1,269 MW of additional capacity. These plants generated 941 GWh of energy during the year ended December 31, 2016. Additionally, during the year ended December 31, 2015, IC Power successfully completed the acquisition of OPC-Hadera, which provided IC Power with an additional 18 MW of installed capacity in Israel and generated 23 GWh of energy (since the date of its acquisition) and 88 GWh of energy during the years ended December 31, 2015 and 2016, respectively. As a result, IC Power’s increase in GWh for the years ended December 31, 2016 and 2015 reflects the contribution of its developed and acquired companies, and with respect to the acquired companies, also includes certain amounts generated by these companies prior to acquisition of these companies by IC Power. As IC Power’s financial results for the years ended December 31, 2016 and 2015, such as sales and cost of sales, reflect the financial results of the developed assets from the date of COD and the acquired assets from the date of acquisition and consolidation, IC Power’s operating results for the years ended December 31, 2016 and 2015 may not be comparable to the financial results for the period to the extent of businesses developed or acquired in the period.

As IC Power seeks to invest in additional assets through the development of or the acquisition of controlling interests in new operating assets, these factors may also affect the comparability of its operating and historical financial results in future periods.

EA Tariffs Affect IC Power’s Results in its Generation Business’ Israel Segment

In Israel, sales of IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff issued by the EA (which replaced the PUAE in January 2016) and denominated in New Israeli Shekels.

The EA operates a Time of Use tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day. Within Israel, the price of energy varies by season and demand period. For further information on Israel’s seasonality and the related EA tariffs, see “Item 4.B Business Overview—Our Businesses—IC Power—Industry Overview—Overview of Electricity Generation Industry—Israel.”

The PUAE’s rates have affected IC Power’s revenues and income in the periods under review. PUAE tariffs in the period 2012 to 2014 were incrementally higher to reflect higher fuel prices in 2012, which the PUAE determined would be reflected in higher tariffs in 2012-2014. The revenues in IC Power’s Israel segment in 2015 were affected by the lower PUAE tariffs, as discussed further below. Additionally, on September 8, 2015, the PUAE published a final decision, which became effective on September 13, 2015, which further reduced the PUAE generation component tariff by approximately 12% from NIS 300.9 per MWh and NIS 301.5 per MWh to a single tariff of NIS 265.2 per MWh.

In addition, in December 2016, the EA published its generation component tariff update, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh. However, as part of the December 2016 EA decision, the time of use tariffs were also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. As a result of such adjustment, OPC-Rotem's tariffs effectively increased by approximately 2% (despite the 0.5% reduction in the generation component tariff).

As a result of previous declines in the PUAE generation component tariff, OPC-Rotem began to pay the ultimate floor price set forth in its supply agreement in November 2015. Therefore, the September 2015 decline, the January 2017 decline and any further declines in the EA generation component tariff will not result in a corresponding decline in OPC-Rotem’s natural gas expenses, and will lead to a greater decline in the sales price of OPC-Rotem’s energy, revenues and, therefore, margins. For further information on the EA and the EA tariffs, see “Item 4.B Business Overview—Our Businesses—IC Power—Regulatory, Environmental and Compliance Matters—Regulation of the Israeli Electricity Sector—EA.”

CNEE Regulations Affect IC Power’s Results in its Distribution Business in Guatemala

Energuate’s results of operations are significantly affected by the tariffs that it charges for electricity. The tariffs that Energuate charges to its regulated customers are set by CNEE based on the methodology established by the General Electricity Law and related regulations. Energuate’s tariffs for regulated customers consist of electricity charges designed to allow a model efficient distribution company to cover its operating expenses, complete its capital expenditure plans and recover its cost of capital. Under the General Electricity Law and the regulations of the CNEE, the base tariff is adjusted annually each year on May 1 to reflect anticipated changes in the cost of electricity to be purchased by Energuate during the following year, so as to allow Energuate to recover the projected cost of electricity and capacity purchases, transmission tolls, and electricity losses during the following year. Additionally, an electricity adjustment surcharge is added or subtracted to the base tariff quarterly to reflect variations in the actual cost of electricity and capacity purchases and transmission tolls paid by Energuate against the projected cost envisaged by the tariff. Any resulting variation in each quarter is considered by the CNEE in its determination of the applicable tariffs for the next quarter or subsequent quarters, if, in the latter case, the difference was considered significant by the CNEE and Energuate consented to such variation. Pursuant to the CNEE resolutions published in October 2016, the energy adjustment surcharge applicable to IC Power for the period from November 1, 2016 to January 31, 2017 was determined to be a net reduction of IC Power’s energy charges of approximately $8 million. In addition, the October 2016 resolution established an accrual of approximately $33 million to be applied to reduce energy charges in future periods as agreed between Energuate and the CNEE. The VAD component of the distribution tariff is revised every five years with semi-annual adjustments for inflation and local currency exchange rates against the U.S. Dollar. Approximately 57% of each semi-annual adjustment is based on the rate of Guatemalan inflation and the remaining 43% is based on changes in the Guatemalan Quetzales/U.S. Dollar exchange rate. The VAD charges applicable to Energuate were last set in January 2014 and will expire in January 2019. For further information on the tariffs applicable to Energuate, see “Item 4.B Business Overview—Our Businesses—IC Power’s Description of Operations—Distribution Operations—Distribution Tariffs” and “Item 4.B Business Overview—Our Businesses—IC Power—Regulatory, Environmental and Compliance Matters—Regulation of the Guatemalan Electricity Distribution Market—Tariffs and Tolls.”

As Guatemala’s regulated tariff regime is designed to match the electricity charge component of Energuate’s regulated tariff to the cost for the electricity distributed to regulated customers, Energuate does not generate a material portion of its gross margin from the difference between its cost for electricity and the revenue generated from the electricity charge component of its tariffs. Instead, Energuate’s gross margin is primarily generated by the distribution component of Energuate’s regulated tariffs, consisting of VAD charges. In setting the tariff, the range for permitted theoretical after-inflation return on investment for distributors is between 7%—13%. Currently, the tariffs approved for Energuate’s authorizations contemplate approximately a 7% return.

Energuate charges a regulated VAD charge to regulated customers for the distribution of electricity and charges regulated distribution tariffs for the distribution of electricity to its large users. Energuate distributed 96%, 93% and 92% of the volume of energy it delivered in the years ended December 31, 2016, 2015 and 2014, respectively, to its regulated customers.

In addition, Energuate is required to provide electricity to all customers that consume up to 300 kWh at a reduced tariff known as the “social tariff.” The social tariff includes a VAD charge that is lower than the VAD charge paid by regulated customers that are not eligible for the social tariff. In the years ended December 31, 2016, 2015 and 2014, 52%, 51% and 51%, respectively, of the energy delivered by Energuate to its customers were delivered to customers whose energy purchases were subject to the social tariff.

Decisions by the EA Regarding System Management Charges

Kenon’s and IC Power’s financial statements as of December 31, 2014 and March 31, 2015 previously authorized for issuance included provisions (beginning in June 2013) by OPC-Rotem for system management service charges and diesel surcharges in the aggregate amount of $70 million as of December 31, 2014 and $79 million as of March 31, 2015. In August 2015, the EA published a decision detailing the amounts that IPPs in Israel would be obligated to pay system management service charges, retroactively from June 2013.

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

Because IC Power reapproved its financial statements in connection with IC Power’s filing of a registration statement on Form F-1 with the SEC, with such reapproval taking place subsequently to the EA’s August 2015 publication, IC Power adjusted the previously recorded provisions, such that the adjusted balance of the provision as of December 31, 2014 and December 31, 2015 was $27 million and $47 million, respectively. This adjustment resulted in adjustments to IC Power’s income statement (a $46 million decrease in cost of sales, as well as adjustments to tax expenses and net income, in 2014, which resulted in a corresponding increase in IC Power’s Adjusted EBITDA in 2014) and in its statement of financial position as of the end of 2014. Accordingly, income statement figures in IC Power’s financials for 2014 and 2015 differ from those attributable to IC Power in Kenon’s financials for those periods.

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

In addition, as a result of the above, certain income statement amounts below cost of sales for the years ended December 31, 2014 and 2015 differ from amounts set forth in Kenon’s consolidated financial statements.

Fluctuations in Oil Prices and Currency Exchange Rates

As fuel is a significant cost for most of IC Power’s operating companies, the prices of the various fuels utilized by its operating companies (e.g., gas, diesel, or HFO) have a significant effect on IC Power’s results of operations. Many of IC Power’s PPAs, including all of OPC-Rotem’s PPAs, are denominated in the applicable local currency and contain an adjustment mechanism so that prices under its PPAs can be adjusted to reflect (among other things) changes in (i) the price of oil (by reference to oil price indices), (ii) the price of the underlying fuel, (iii) the relevant producer price index and/or (iv) changes in the local currency to U.S. Dollar exchange rate. In addition, for most of IC Power’s gas and other fuel supply agreements, the prices IC Power pays is subject to adjustments based on changes in oil prices (by reference to oil price indices), the price of the underlying fuel, and currency exchange rates. Accordingly, although changes in oil, or other fuel, prices, inflation rates and foreign exchange rates can affect IC Power’s revenues, net income and Adjusted EBITDA, there is generally not a corresponding effect on its margins.

These adjustments under IC Power’s PPAs and supply agreements, and regulated tariffs are made on a periodic basis (e.g., monthly, quarterly or annually) and may also be subject to minimum deviation thresholds.

Therefore, these adjustments do not fully hedge IC Power’s margins against changes in fuel prices and such other factors. In addition, IC Power remains subject to variations in oil, or other fuel, prices, inflation and currency exchange rates in the short- to medium-term until such adjustments are made and to the extent of variations below the threshold. Further, while a significant portion of IC Power’s sales are made pursuant to PPAs, IC Power does make sales in the spot market and is subject to spot market prices (which are influenced by changes in oil, or other fuel, prices, inflation and exchange rates), and it is also subject to changes in market rates (which are influenced by fuel prices and inflation and exchange rates) when it renews its PPAs. A significant change (even where both fuel costs and PPAs are fully indexed) in the above mentioned factors can result in an increase or decrease in IC Power’s margins. For further information on the effects of fluctuations in oil prices on IC Power’s cost of sales, see “—Cost of Sales and Services (excluding Depreciation and Amortization).”

With respect to IC Power’s distribution business, all of Energuate’s PPAs require it to pay in U.S. Dollars or have price terms that are linked to the U.S. Dollar and inflation affects Energuate’s operating costs by increasing some of its operating expenses denominated in Guatemalan Quetzales (and not linked to the U.S. Dollar). However, because the VAD charges applicable to Energuate are adjusted semi-annually to reflect fluctuations in the Guatemalan Quetzal/U.S. Dollar exchange rate and Guatemalan inflation, currency depreciation and inflation have not had significant effects on Energuate’s operating income. Additionally, as the regulated tariff set by CNEE is also adjusted for fluctuations in oil prices, a decrease in oil prices may cause a corresponding decrease in the tariff set by CNEE, leading to a decline in Energuate’s revenues in an amount that generally corresponds to a decline in Energuate’s operating expenses.

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

During 2016, Qoros launched the Qoros 5 SUV and the Qoros 3 GT. During 2015, Qoros launched the new 2016 model year versions of the Qoros 3 sedan, the Qoros 3 Hatch and the Qoros 3 City SUV. During 2014, Qoros launched two vehicle models —the Qoros 3 Hatch and the Qoros 3 City SUV. Qoros has incurred significant expenses, including financing costs, in connection with the launches of its various vehicle models, including expenses relating to the development and marketing of these vehicle models. In the years ended December 31, 2016 and 2015, Qoros incurred net losses of RMB1.9 billion and RMB2.5 billion, respectively. Qoros is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales.

Qoros remains subject to risks inherent in the establishment of a new business enterprise, including risks relating to uncertain and unpredictable revenues and possible cost overruns due to cost increases in services and supply materials. For the year ended December 31, 2016, Qoros sold approximately 24,000 cars, as compared to approximately 14,000 cars in 2015. If Qoros is unable to ramp up sales, Qoros’ operations will continue to generate net losses. Qoros’ ability to generate positive net income and cash flow from its operations will depend upon a variety of factors, such as macroeconomic conditions in China, conditions in the Chinese passenger vehicle market, including competition and government regulations, and Qoros’ ability to sell its vehicles within its targeted price range and develop an effective dealer network. If Qoros is unable to substantially increase its sales, Qoros may not be able to generate positive net income or cash flow or achieve or sustain profitability, any of which may result in an inability to continue its commercial operations altogether.

Kenon has used a significant portion of the cash received in connection with its spin-off from IC and available amounts under the IC Credit Facility to provide financing and guarantees to Qoros. Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt and pledges over Qoros shares by Quantum (Kenon's subsidiary which owns Kenon's interest in Qoros) may be enforced. See “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Qoros will require additional capital resources to meet its operating expenses.”

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

ZIM’s results of operations for the six months ended June 30, 2014 are reflected as discontinued in Kenon’s results of operations and ZIM’s results of operations for the six months ended December 31, 2014 and the years ended December 31, 2015 and 2016 are reflected in Kenon’s share in losses of associated companies, net of tax, pursuant to the equity method of accounting.

In addition, bunker prices and freight rates are material factors which affect ZIM’s results of operations. For a discussion of bunker prices and freight rates, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Industry Update.”

Primus

In the year ended December 31, 2016, Primus did not generate material revenues from its operations.

Primus seeks to operate as a producer of alternative liquids and generate revenues from construction management and engineering fees, technology licensing fees and production royalties, and, from plants in which Primus expects to have an equity interest, operating revenue from the sale of methanol and gasoline. Where Primus develops a plant for a customer, Primus intends to pass through the costs of developing the plant to the customer.

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

Impairment Test for IC Power

At least once a year, IC Power performs an assessment of the impairment of the goodwill in its CGUs to which goodwill has been allocated. As of December 31, 2016, 2015 and 2014, IC Power determined that the carrying amount of the CGUs to which goodwill has been allocated did not exceed the recoverable amount.

At the end of each reporting period, IC Power assesses whether there is any indication that any of the CGUs may be impaired and consider, among other things, whether there are indications of any of the following:

•	Significant changes in the technological, economic or legal environment in which the CGUs operate, taking into account the country in which each CGU operates;

•	Increases in interest rates or other market rates of return, which are likely to affect the discount rates used in calculating each CGU’s recoverable amount;

•	Evidence of obsolescence or physical damage of each CGU’s assets;

•	Actual performance of each CGU that does not meet expected performance indicators (e.g., its budget);

•	Declines in tariffs agreed upon in PPAs and/or in current energy prices;

•	Increases in fuel and/or gas prices and other power generation costs; and

•	New laws and regulations, or changes in existing laws and regulations, that could have an adverse effect on the power generation industry.

During 2014, one of Inkia’s subsidiaries updated its five-year budget as a result of a downward trend in its results combined with anticipated impacts of political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will probably lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $35 million in the year ended December 31, 2014.

At the end of 2015, Inkia performed an impairment test on the long-lived assets of this subsidiary to identify whether the impairment loss should be reversed or whether an additional impairment loss is required. As a result of this assessment, no reversal or additional impairment loss was required as of December 31, 2015. However, due to the sensitivity of the assumptions used, IC Power believes that minor changes in the key assumptions may materially affect the carrying value of this subsidiary in the future.

As of December 31, 2016, IC Power performed an impairment test for CDA and JPPC due to a reduction on average EBITDA projections higher than 15%. Based on the review of these two CGUs, the recoverable amount was higher than the assets carrying value. Therefore, IC Power determined that there no impairment adjustments were required.

Impairment Test of HelioFocus

Kenon recorded an impairment charge in the amount of approximately $13 million in the year ended December 31, 2014 in respect of HelioFocus’ assets, as a result of HelioFocus’ board of directors’ decision to reduce HelioFocus’ activities and maintain only a minimum number of personnel. This decision was made by HelioFocus’ board of directors in response to HelioFocus’ expectation of insufficient financing during the 2015 fiscal year. HelioFocus’ assets have been written down to $0. HelioFocus is currently in a liquidation process.

Impairment Test of Qoros

Qoros’ management performed an impairment test of certain of Qoros’ assets (primarily its PP&E and intangible assets) as of December 31, 2016, based upon Qoros’ 2017 revised business plan, which was adopted in March 2017. The impairment test was conducted with the assistance of a third party engaged by Qoros’ management. A discussion of the impairment test of Qoros’ assets as of December 31, 2016, including its key assumptions, is set forth below.

For the purposes of IAS 36, Qoros, which develops, manufactures and distributes passenger vehicles, has one CGU, which consists of all of Qoros’ assets.

Qoros estimated its recoverable amount based upon the fair value of Qoros’ assets less the costs of disposal, using the discounted cash flow method. In developing the estimates of Qoros’ future cash flows for the five years ending December 31, 2021, including terminal value, assumptions were made relating to future sales volume, including potential NEV sales and sale price, utilization capacity of Qoros’ manufacturing facility, timing and nature of investments related to the expansion of Qoros’ manufacturing facility, timing for launch of new models, turnover days, inventory volumes, operating expenses, capital expenditures, availability of funding, taxes, the discount rate (based on a WACC that is consistent with WACCs used by other development stage companies in Qoros’ industry), in each case over the course of the remaining five-year period upon which Qoros’ business plan is based, as well as the terminal growth rate for after the remaining five-year period. Assumptions in respect of Qoros’ funding include assumptions related to Qoros’ receipt of certain subsidies from local Chinese governments.

Qoros concluded that the recoverable amount of its CGU was higher than the carrying amount of its CGU, based upon the mid-point of the analysis. Therefore, no impairment was recognized in Qoros’ December 31, 2016 financial statements in respect of its CGU.

In conducting the impairment test, Qoros made a number of key assumptions which were based upon the assumptions outlined in Qoros’ updated business plan for the next five years, including a significant increase in the volumes of cars manufactured and sold by Qoros from current levels. Qoros also assumed sufficient funding being available to it, either from its shareholders or other lenders.

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

Impairment Tests of ZIM

In connection with the completion of ZIM’s restructuring in July 2014, IC’s equity interest in ZIM (which was transferred to Kenon in connection with Kenon’s spin-off from IC) was reduced to 32%. As a result of conditions in the container shipping market, Kenon conducted an impairment test in relation to its 32% equity investment in ZIM as of June 30, 2016 in accordance with IAS 28 and IAS 36. Kenon concluded that as of June 30, 2016, the carrying amount of its investment in ZIM was higher than the recoverable amount, and therefore, Kenon recognized an impairment loss of $72 million with respect to its investment in ZIM in 2016. After the impairment and as of December 31, 2016, the carrying amount of Kenon’s 32% equity investment in ZIM is $82 million.

Following the decline in industry profitability during the first half of 2016, peer company multiple movements did not exhibit consistent trends. Thus, more varied range of valuation scenarios and assumptions were considered to value Kenon's interest in ZIM as of June 30, 2016, including:

•	margins based on average industry margins, discounted by approximately 30% to reflect ZIM's smaller size and operating model relative to its peers;

•	peer market capitalization movements since December 2015;

•	an EBITDA multiple range of 10.5x to 11.5x to the normalized EBITDA of $42 million; and

•	growth in freight rates of 7.1%.

Kenon did not subsequently conduct an impairment test in relation to its interest in ZIM as of December 31, 2016, as there were no indicators of further impairment as of this date.

In 2015, Kenon performed a valuation of its interest in ZIM as of December 31, 2015. Kenon concluded that, as of December 31, 2015, the recoverable amount of its investment in ZIM exceeded the carrying amount and, therefore, Kenon did not recognize an impairment in its financial statements in respect of its investment in ZIM.

ZIM conducted an impairment test of its operating assets as of December 31, 2016. For the purposes of IAS 36, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s operating assets. ZIM estimated its recoverable amount based upon the fair value of its CGU less the costs of disposal, using the discounted cash flow method.

ZIM’s assumptions were made for the period up to December 31, 2020 and a representative year intended to reflect a long-term, steady state. The key assumptions are set forth below:

•	A detailed cash flow forecast for the above-mentioned period based upon ZIM’s business plan;

•	Bunker price: according to the future price curve of fuel;

•	Freight rates: a compound annual growth rate of 1.4% over the projection period;

•	Increase in aggregate TEU shipped: a compound annual growth rate of 3.0% over the projection period, which is in line with the expected trends in the main trade zones in which ZIM intends to operate;

•	Charter hire rates: contractual rates in effect as of June 30, 2016, and assuming anticipated market rates for renewals of charters expiring in the projection period;

•	Discount rate of 9.5%;

•	Long-term nominal growth rate of 1.5%, which is consistent with the expected industry average;

•	Capital expenditures that are less than or equal to ZIM’s expected vessel depreciation; and

•	Payment of tax at ZIM’s corporate tax rate of 25%; also assumes expected use of tax losses.

ZIM concluded that the recoverable amount of its CGU was higher than the carrying amount of the CGU, and therefore, no impairment was recognized in ZIM’s financial statements in respect of its CGU.

Although ZIM believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long bunker prices and freight rates will remain consistent with their current levels or whether they will increase or decrease by any significant degree. Freight rates may remain at depressed levels for some time, which could adversely affect ZIM’s revenue and profitability. For further information on recent trends relating to bunker prices and freight rates, see “—Trend Information—ZIM.”

A change of 100 bps in the following assumptions will result in an increase (decrease) in the fair value of the recoverable amount as follows:

	Increase	Decrease
	By 100 bps
	(US$ million)
Discount rate	(130)	164
Terminal growth rate	106	(83)

Business Combinations

Kenon accounts for all business combinations using the acquisition method when control is transferred to Kenon and its subsidiaries and associated companies. The consideration transferred in the acquisition is measured at the fair value, as are the identifiable net assets acquired. Kenon controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the acquired entity and it has the ability to affect those returns based on its power over those acquired entities.

Kenon recognizes goodwill on acquisitions according to the fair value of consideration transferred, less the net amount of the fair value of identifiable assets acquired, less the fair value of liabilities assumed. To the extent there is negative goodwill in connection with an acquisition, Kenon recognizes the resulting in gain in profit or loss on the acquisition date.

Costs incurred in connection with the acquisition of a business, including finder’s, advisory, legal valuation and other professional or consulting fees, are expensed in the period the services are received.

Adoption of New Accounting Standards in 2018 and 2019

Applicable for annual periods beginning on or after January 1, 2018, IFRS 15 “Revenues from Contracts with Customers” will replace the current guidelines regarding recognition of revenue from contracts with customers. IFRS 15 provides two approaches for recognition of revenue, and includes five stages for analysis of transactions in order to determine the timing of recognition of the revenue and the amount thereof. As of the date of this annual report, we have not yet adopted IFRS 15.

As of December 31, 2016, we are unable to determine the standard’s quantitative effects on our business.

IFRS 15 is expected to have certain qualitative effects on our business, particularly with respect to IC Power. For example, IFRS 15 is expected to have a qualitative effect on the identification and modification of contracts, performance obligations, transaction prices and allocation of such prices, recognition of revenue and disclosures.

In addition, IFRS 16 “Leases” will replace IAS 17 – Leases and its related interpretation effective for annual periods commencing on or after January 1, 2019, with the possibility of early adoption. Kenon’s assessment of the impact of future implementation of IFRS 16 is ongoing.

In addition, IFRS 9 (2014) “Financial Instruments” will replace IAS 39 Financial Instruments: Recognition and Measurement regarding, among others, the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. The standard will be applied for annual periods on or after January 1, 2018, with the possibility of early adoption. As of December 31, 2016, Kenon is not able to determine the quantitative impact of application of IFRS 9.

For more information on the impact of the adoption of these standards, see Note 3 to our consolidated financial statements.

Recent Developments

Kenon

In March 2017, Kenon agreed to fund shareholder loans of up to RMB777 million to Qoros in two equal tranches in connection with the full release of its remaining RMB850 million back-to-back guarantee obligations (plus related interest and fees) to Chery. The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388.5 million, reducing Kenon’s back-to-back guarantee obligations to Chery by RMB425 million. As part of the RMB388.5 million first tranche loans to Qoros, Kenon funded 50% of this amount on behalf of Chery in connection with 50% of the RMB425 million guarantee reduction discussed above and 50% of this amount on behalf of Kenon.

Should Kenon provide the second tranche of loans, such loans are expected to be made on substantially similar terms to the first tranche loans. Kenon’s remaining back-to-back guarantee obligations to Chery will be fully released upon its provision of the second tranche loans. For further information on Kenon’s March 2017 agreement to fully release its guarantee obligations, see “—Qoros’ Liquidity and Capital Resources—Material Indebtedness—March 2017 Shareholder Loans.”

IC Power

Agreement with respect to Interests in Colombian Assets

In March 2017, IC Power’s subsidiary Samay III S.A. and Surpetroil’s minority shareholder Mr. Yesid Gasca Duran entered into an agreement pursuant to which the parties stated that they would no longer proceed with jointly developing the Surpetroil assets and would divide the assets between them. The transaction is subject to the satisfaction of closing conditions which must be satisfied within 90 days of the agreement.

As a result of this agreement, IC Power conducted an impairment analysis in the first quarter of 2017 and determined that the book value of Samay III S.A.’s Colombian assets exceeds the recoverable amount. As such, IC Power is expected to record a $14 million impairment charge in the first quarter of 2017.

Acquisition of Rights to Construct a 396 MW Power Station in Israel

In April 2017, IC Power entered into an agreement to acquire 95% of the shares of Zomet Energy Ltd., or Zomet, from Ipswich Holdings Netherlands B.V. and Rapac Energy Ltd. Zomet holds the rights to develop a natural gas-fired power station at Plugot Junction, Israel of approximately 396 MW, in addition to land rights and statutory approvals. Completion of the transaction is subject to the fulfillment of certain conditions, including receipt of various regulatory approvals.

The project has been approved as a national infrastructure project by the Israeli government and the National Infrastructure Committee of Israel. The natural gas power plant is expected to produce electricity using open-cycle technology, and is expected to serve as a peaking unit. The project is expected to be funded through a combination of equity and project finance debt.

Fire at Kanan Plant

In April 2017, the Kanan power plant, which consists of a 37 MW barge and a 55 MW barge, experienced a fire. As a result of the fire, Kanan’s 37 MW barge experienced significant damage and has been placed off-line. Kanan’s 55 MW barge has also been placed off-line. The full extent of the damages to the barges is still being assessed.

IC Power has insurance for its Kanan power plant, and intends to seek coverage for the costs of the outage, including repair costs and loss of profits, as appropriate, from insurance coverage (subject to deductibles).

IC Power is assessing various options to resume the Kanan power plant’s operations.

Entry by DEORSA and DEOCSA into Loan Agreements

In April 2017, DEORSA and DEOCSA entered into loan agreements with Banco Industrial, S.A. for total borrowings of up to approximately 1.1 billion Guatemalan Quetzales. The loans have not yet been disbursed, and such disbursement is subject to various conditions, including the refinancing of certain indebtedness.

Qoros

Agreement with Yibin to Jointly Establish NEV Manufacturing Base

In April 2017, Qoros, Chery, Yibin Municipal Government, or Yibin, and Quantum entered into a strategic cooperation agreement. In addition, Chery, Yibin (through its investment platform company), Quantum, and Qoros have signed an investment agreement that provides for joining Yibin as a strategic partner with Qoros and for a collaboration on conventional and new energy vehicle projects in Yibin, Sichuan Province, subject to certain conditions.

According to the agreements, Yibin, through its investment platform company, will establish with Qoros an NEV and conventional vehicle manufacturing base in Yibin.

Yibin may make significant investments in Qoros upon government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements. Such further investment, if provided, is expected to dilute Quantum's and Chery's interests in Qoros. For further information on the risks related to such investment and potential dilution of Kenon’s interest in Qoros, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is a joint venture in which our interest is only 50%.”

A.   Operating Results

Our consolidated/combined financial statements for the years ended December 31, 2016, 2015 and 2014 are comprised of IC Power, Primus, HelioFocus, and the results of the associated companies (Qoros, ZIM and Tower).

As set forth above, as a result of the completion of ZIM’s restructuring in July 2014, IC’s equity investment in ZIM was reduced from 99.7% to 32% and ZIM is reflected as a discontinued operation for all periods prior to June 30, 2014. ZIM’s results of operations for the six month period ended December 31, 2014, and all periods subsequent thereto, are reflected in our share in losses of associated companies, net of tax for the relevant period. Additionally, Tower’s results of operations for all periods prior to June 30, 2015 were accounted for pursuant to the equity method of accounting and were reflected in our share in losses of associated companies, net of tax. As a result of our distribution in specie of substantially all of our interest in Tower on July 23, 2015, Tower’s results of operations for all periods subsequent to June 30, 2015 are not reflected in our consolidated/combined financial statements. Finally, as a result of the completion of the sale of Petrotec in December 2014, Petrotec is reflected as a discontinued operation in our results of operations for the year ended December 31, 2014.

Our consolidated/combined results of operations for each of the periods presented are largely impacted by IC Power, which generated net income of $21 million, $53 million, and $256 million for the years ended December 31, 2016, 2015 and 2014, respectively.

IC Power uses the following segments in its consolidated financial statements: Peru, Israel, Central America (which consists of Nicaragua, Guatemala, El Salvador and Panama) and Other (which consists of Bolivia, Chile, the Dominican Republic, Jamaica, Colombia, IC Power’s associated company Pedregal and certain IC Power intermediate holding companies). These are not segments in Kenon’s consolidated financial statements (IC Power was a segment within Kenon’s consolidated financial statements for periods up to the year ended December 31, 2015). Kenon's segments for the periods after December 31, 2015 include IC Power (Generation) and IC Power (Distribution), as a result of Kenon’s acquisition of its distribution business in January 2016. The discussion of IC Power’s sales, cost of sales and financing expenses (net) below is based on IC Powers’ segments.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Set forth below are our consolidated statements of statements of profit and loss information for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	(in millions of USD)
	2016	2015	% Change
Revenues from sale of electricity	$1,874	$1,289	45%
Cost of sales and services	(1,359)	(863)	57%
Depreciation	(160)	(111)	44%

Gross profit	$355	$315	13%
Selling, general and administrative expenses	(147)	(104)	41%
Gain from disposal of investees	—	—	*
Impairment of assets and investments	(72)	(7)	*
Dilution gains from reduction in equity interest held in associate	—	33	*
Gain on bargain purchase	—	—	*
Other expenses	(5)	(7)	(29)%
Other income	21	15	40%
Gain from distribution of dividend in kind	—	210	*

Operating profit	$152	$456	(67)%
Financing expenses	(190)	(124)	53%
Financing income	19	13	46%

Financing expenses, net	$(171)	$(111)	54%
Share in losses of associated companies, net of tax	(186)	(187)	1%
Provision of financial guarantee	(130)	—	*

Profit before income taxes	$(335)	$158	*
Tax expenses	(59)	(62)	(5)%

Net Profit for the year	$(394)	$96	*
Attributable to:
Kenon’s shareholders:	$(412)	$73	*
Non-controlling interests	$18	$23	(22)%

* Indicates that the percentage change is not meaningful.

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2016 and 2015.

	Year Ended December 31, 2016
	IC Power Generation	IC Power Distribution	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
		(in millions of USD, unless otherwise indicated)
Sales	$1,365	$509	$—	$—	$—	$1,874
Depreciation and amortization	(157)	(15)	—	—	—	(172)
Impairment of assets and investments	—	—	—	(72)	—	(72)
Financing income	10	4	—	17	(12)	19
Financing expenses	(166)	(19)	—	(17)	12	(190)
Share in (losses) income of associated companies	1	—	(143)	(44)	—	(186)
Provision of financial guarantee	—	—	—	(130)	—	(130)
Income (loss) before taxes	$31	$47	$(143)	$(270)	$—	$(335)
Income taxes	(45)	(12)	—	(2)	—	(59)
Income (loss) from continuing operations	$(14)	$35	$(143)	$(272)	$—	$(394)

Attributable to:
Kenon’s shareholders	(29)	32	(143)	(272)	—	(412)
Non-controlling interests	15	3	—	—	—	18
Segment assets[4]	$4,217	$600	$—	$113 [5]	$—	$4,930
Investments in associated companies	8	—	118	82	—	208
Segment liabilities	3,462	542	—	240 [6]	—	4,244
Capital expenditure[7]	262	28	—	—	—	290
Adjusted EBITDA	$343 [8]	$77 [9]	$—	$(24)[10]	$—	$396
Percentage of consolidated revenues	73%	27%	—%	—%	—%	100%
Percentage of consolidated assets	82%	12%	2%	4%	—%	100%
Percentage of consolidated assets excluding associated companies	86%	12%	—%	2%	—%	100%
Percentage of consolidated Adjusted EBITDA	87%	19%	—%	(6)%	—%	100%
___________________

1.	Associated company.
2.	Includes the results of Primus and HelioFocus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment financing income and expenses.
4.	Excludes investments in associates.
5.	Includes Kenon’s and IC Green’s assets.
6.	Includes Kenon’s and IC Green’s liabilities.
7.	Includes the additions of PP&E and intangibles based on an accrual basis.
8.
For a reconciliation of IC Power Generation’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2016, see “Item 3.A Selected Financial Data.”

9.
For a reconciliation of IC Power Distribution’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2016, see “Item 3.A Selected Financial Data.”

10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

	Year Ended December 31, 2015
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,294	$—	$—	$(5)	$1,289
Depreciation and amortization	(119)	—	(1)	—	(120)
Asset impairment	—	—	(7)	—	(7)
Financing income	10	—	3	—	13
Financing expenses	(115)	—	(9)	—	(124)
Share in (losses) income of associated companies	—	(196)	9	—	(187)
Gain from distribution of dividend in kind	—	—	210	—	210
Income (loss) before taxes	$149	$(196)	$205	$—	$158
Income taxes	(62)	—	—	—	(62)
Income (loss) from continuing operations	$87 [4]	$(196)	$205	$—	$96

Attributable to:
Kenon’s shareholders	63	(196)	206	—	73
Non-controlling interests	24	—	(1)	—	23
Segment assets[5]	$4,069	$—	$45 [6]	$—	$4,114
Investments in associated companies	9	159	201	—	369
Segment liabilities	3,063	—	156 [7]	—	3,219
Capital expenditure[8]	533	—	—	—	533
Adjusted EBITDA	$372 [4,9]	$—	$1 [10]	$—	$373
Percentage of consolidated revenues	100%	—	—	—	100%
Percentage of consolidated assets	91%	4%	5%	—	100%
Percentage of consolidated assets excluding associated companies	99%	—	1%	—	100%
Percentage of consolidated Adjusted EBITDA	100%	—	—	—	100%
___________________

1.	Associated company.
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

5.	Excludes investments in associates.
6.	Includes Kenon’s and IC Green’s assets.
7.	Includes Kenon’s and IC Green’s liabilities.
8.	Includes the additions of PP&E and intangibles based on an accrual basis.
9.	For a reconciliation of IC Power’s net income, as reported by Kenon, to its Adjusted EBITDA, as reported by Kenon, for the year ended December 31, 2015, see “Item 3.A Selected Financial Data.”
10.	For a reconciliation of our “Other” reporting segment’s income (loss) to its Adjusted EBITDA, see “Item 3.A Selected Financial Data.”

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Year Ended December 31,		Year Ended December 31,
	2016		2015
	ZIM	Qoros	ZIM	Qoros	Tower[1]
	(in millions of USD)
Revenues	$2,539	$377	$2,991	$232	$462
Income/(Loss)	(168)	(285)	2	(392)	(1)
Other comprehensive income/(loss)	(13)	—	(2)	—	—

Total comprehensive income/(loss)	$(181)	$(285)	$—	$(392)	$(1)

Share of Kenon in total comprehensive income/(loss)	$(57)	$(143)	$—	$(196)	$—
Adjustments	14	—	10	—	(1)

Share of Kenon in total comprehensive income/(loss) presented in the books	$(48)	$(143)	$10	$(196)	$(1)

Total assets	$1,704	$1,534	$1,912	$1,665	$—
Total liabilities	1,804	1,469	1,834	1,635	—
Book value of investment	82	118	201	159	—
______________________

1.
Reflects Tower’s results of operations up to June 30, 2015. As a result of our distribution in specie of substantially all of our interest in Tower, representing 23% of the then currently outstanding Tower shares on July 23, 2015, Tower’s results of operations for all periods subsequent to June 30, 2015 are not reflected in our consolidated financial statements.

Revenues

Our revenues increased by $585 million, or 45%, to $1,874 million for the year ended December 31, 2016 from $1,289 million for the year ended December 31, 2015. As discussed in further detail below, this increase was primarily driven by IC Power’s acquisition of its distribution business in January 2016 which, from the date of its consolidation on January 22, 2016, contributed $509 million to our revenues in the year ended December 31, 2016.

Generation Business

Our revenues from IC Power’s generation business (including the Other segment, but excluding eliminations) increased to $1,365 million for the year ended December 31, 2016 from $1,289 million for the year ended December 31, 2015, as discussed in further detail below:

Peru Segment

Sales from IC Power’s Peru segment increased by $80 million, or 18%, to $528 million for the year ended December 31, 2016 from $448 million for the year ended December 31, 2015, primarily as a result of:

•	a $50 million contribution to revenues in 2016 from CDA, which reached COD in August 2016; and

•	a $40 million contribution to revenues in 2016 from Samay I, which reached COD in May 2016.

These effects were partially offset by a $10 million, or 2%, decrease in Kallpa’s revenue to $438 million in 2016 from $448 million in 2015, primarily as a result of a $12 million, or 4%, decrease in revenue resulting from a $2, or 4%, decrease in Kallpa’s average energy price to $43 per MWh in 2016 from $45 per MWh in 2015. The decrease in average energy price was principally due to the current oversupply of capacity in the Peruvian power market.

Israel Segment

Sales from IC Power’s Israel segment increased by $30 million, or 9%, to $356 million for the year ended December 31, 2016 from $326 million for the year ended December 31, 2015, primarily as a result of a $37 million increase in OPC-Hadera’s contribution to revenues to $45 million in 2016 from $8 million in 2015 (from the date of our acquisition of OPC-Hadera in August 2015).

The increase in revenues in the Israel segment was partially offset by a $7 million, or 2%, decrease in OPC-Rotem’s revenue to $311 million during the year ended December 21, 2016 from $318 million for the year ended December 31, 2015, as a result of declines in the EA generation component tariff in August 2015 (which tariff forms the basis for the prices in OPC-Rotem’s PPAs). The decrease in OPC-Rotem’s revenues in 2016 was offset by an $8 million contribution to revenues in 2016 from OPC-Rotem’s sale of excess natural gas during the period (which OPC-Rotem sold as a result of scheduled maintenance occurring at its plant in Q2 2016).

Central America Segment

Sales from IC Power’s Central America segment declined by $11 million, or 3%, to $326 million for the year ended December 31, 2016 from $337 million for the year ended December 31, 2015, primarily as a result of:

•
a $54 million, or 50%, reduction in Puerto Quetzal’s revenue to $55 million in 2016 from $109 million in 2015 as a result of a $44 million decrease in Puerto Quetzal’s revenue from energy sales to $41 million in 2016 from $85 million in 2015 due to (1) the expiration of a short-term PPA and a 50% decrease in spot market sales, which led to a 26% decrease in the total volume of energy sold by Puerto Quetzal to 713 GWh in 2016 from 962 GWh in 2015 and (2) a $30, or 34%, decrease in Puerto Quetzal’s average energy price to $58 per MWh in 2016 from $88 per MWh in 2015 due to adjustments in PPAs and a reduction in spot market energy prices, in each case as a result of a decrease in HFO prices;

•
a $21 million, or 19%, reduction in ICPNH’s revenue to $90 million in 2016 from $111 million in 2015, as a result of (1) a $12 million, or 19%, decrease in ICPNH’s revenue from energy sales from its thermal plants (Corinto and Tipitapa Power) to $52 million in 2016 from $64 million in 2015, primarily as a result of an $11, or 14%, decrease in the average energy prices of the thermal plants to $67 per MWh in 2016 from $78 per MWh in 2015 due to adjustments in PPAs as a result of a decrease in HFO prices (which reduced the energy sales of the thermal plants by $8 million), and a 6% decrease in the total volume of energy sold by the thermal plants to 771 GWh in 2016 from 820 GWh in 2015, primarily as a result of the breakdown of one of Corinto’s engines in March 2016; and (2) a $7 million, or 23%, decrease in ICPNH’s revenue from energy sales from its wind farms (Amayo I and Amayo II) to $23 million in 2016 from $30 million in 2015, due to lower generation as a result of lower wind levels.

•
a $17 million, or 17%, reduction in Nejapa’s revenue to $83 million in 2016 from $100 million in 2015, as a result of a decrease in Nejapa’s average energy price to $83 per MWh in 2016 from $102 per MWh in 2015 due to adjustments in PPAs and a reduction in spot market energy prices as a result of a decrease in HFO prices.

These decreases were partially offset by:

•	a $67 million contribution in revenues in 2016 from Kanan, which commenced commercial operations in April 2016;

•
a $7 million, or 41%, increase in Cenérgica’s revenue to $24 million in 2016 from $17 million in 2015, primarily as a result of a $7 million increase in Cenérgica’s revenue from energy trading to $13 million in 2016 from $6 million in 2015; and

•	a $7 million contribution in revenues from Guatemel, which was acquired in January 2016.

Other Segment

Sales from IC Power’s Other segment decreased by $23 million, or 13%, to $155 million for the year ended December 31, 2016 from $178 million for the year ended December 31, 2015, primarily as a result of the following:

•
a $10 million, or 26%, decrease in CEPP’s revenue to $29 million in 2016 from $39 million in 2015, primarily as a result of a $43, or 40%, decrease in CEPP’s average energy price to $64 per MWh in 2016 from $107 per MWh in 2015, due to a reduction in spot market energy prices as a result of a decrease in HFO prices. The effects of the decrease in CEPP’s average energy price were partially offset by a $6 million, or 19%, increase in revenue as a result of a 55 GWh, or 19%, increase in the volume of energy sold by CEPP to 346 GWh in 2016 from 291 GWh in 2015, as a result of sales under a short term PPA signed in April 2016;

•
a $7 million, or 25%, decrease in Colmito’s revenue to $21 million in 2016 from $28 million in 2015, primarily as a result of a $24, or 28%, decrease in Colmito’s average energy price to $61 per MWh in 2016 from $85 per MWh in 2015, due to higher hydrology levels during 2016, which reduced spot market energy prices (as the price in Colmito’s PPA is linked to spot market energy prices), and a 7% decrease in the volume of energy sold by Colmito to 263 GWh in 2016 from 281 GWh in 2015 (which reduced Colmito’s revenue from energy sales by $2 million);

•
a $3 million, or 7%, decrease in JPPC’s revenue to $42 million in 2016 from $45 million in 2015, primarily as a result of a $10, or 12%, decrease in JPPC’s average energy price to $72 per MWh in 2016 from $82 per MWh in 2015 due to adjustments in PPAs as a result of a decrease in HFO prices; and

•
a $3 million, or 7%, decrease in COBEE’s revenue to $40 million in 2016 from $43 million in 2015, primarily as a result of a 17% decrease in the volume of energy sold by COBEE to 861 GWh in 2016 from 1,039 GWh in 2015, primarily due to lower hydrology levels during 2016.

Distribution Business

Sales from IC Power’s distribution business were $509 million during the period from January 22, 2016 (the date of IC Power’s acquisition and consolidation of its distribution business) to December 31, 2016.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (excluding depreciation and amortization) increased by $450 million, or 50%, to $1,359 million for the year ended December 31, 2016 from $909 million for the year ended December 31, 2015. As discussed in further detail below, this increase was primarily driven by IC Power’s acquisition of its distribution business in January 2016 which, from the date of its consolidation on January 22, 2016, contributed $403 million to our cost of sales (excluding depreciation and amortization) in 2016.

Generation Business

Our cost of sales (excluding depreciation and amortization) from IC Power’s generation business (including the Other segment, but excluding eliminations) were $958 million for the year ended December 31, 2016, as compared to $909 million for the year ended December 31, 2015, as discussed in further detail below:

Peru Segment

Cost of sales (excluding depreciation and amortization) from IC Power’s Peru segment increased by $44 million, or 16%, to $323 million for the year ended December 31, 2016 from $279 million for the year ended December 31, 2015, primarily as a result of the following:

•	a $30 million contribution in cost of sales from Samay I and CDA ($16 million and $14 million, respectively), which commenced commercial operations in May 2016 and August 2016, respectively;

•
a $22 million, or 16%, increase in Kallpa’s gas supply, transportation and distribution costs to $156 million in 2016 from $134 million in 2015 as a result of a 14% increase in the volume of gas consumption due to a 16% increase in the volume of Kallpa’s energy generation to 6,015 GWh in 2016 from 5,166 GWh in 2015, which was partially offset by a 3% increase in the price of gas in 2016; and

•
a $9 million, or 10%, increase in Kallpa’s transmission charges to $95 million in 2016 from $86 million in 2015, as a result of a 19% increase in the primary toll system tariff in 2016 as compared to 2015.

These effects were partially offset by:

•	a $10 million decrease in energy purchases as a result of the higher volume of energy generated by Kallpa as discussed above; and

•	a $6 million decrease in maintenance expenses, as a result of scheduled major maintenance and inspection work conducted at Kallpa during 2015.

Israel Segment

Cost of sales (excluding depreciation and amortization) from IC Power’s Israel segment increased by $40 million, or 17%, to $282 million for the year ended December 31, 2016, as compared to $242 million for the year ended December 31, 2015, primarily as a result of:

•	a $36 million increase in the cost of sales of OPC-Hadera, which was acquired in August 2015; and

•
a $6 million, or 82%, increase in OPC-Rotem’s energy purchase costs as a result of a 124% increase in the volume of energy purchased to 486 GWh in 2016 from 217 GWh in 2015, due to scheduled maintenance performed at OPC-Rotem in Q2 2016.

These effects were partially offset by an $8 million, or 6%, decrease in OPC-Rotem’s fuel expense due to:

•	an 8% decrease in the volume of energy generated by OPC-Rotem to 3,487 GWh in 2016 from 3,811 GWh in 2015, as a result of the maintenance performed at OPC-Rotem in Q2 2016; and

•
a 6% decrease in the price of natural gas purchased by OPC-Rotem. The prices OPC-Rotem pays for natural gas under its gas supply agreement are indexed to the EA generation component tariff, subject to a floor price. Therefore, as a result of the August 2015 reduction in the EA generation component tariff, OPC-Rotem’s natural gas prices were lower in 2016 as compared to 2015.

Central America Segment

Cost of sales (excluding depreciation and amortization) from IC Power’s Central America segment declined by $13 million, or 5%, to $252 million for the year ended December 31, 2016, as compared to $265 million for the year ended December 31, 2015, primarily as a result of the following:

•
a $42 million decrease in Puerto Quetzal’s cost of sales from $94 million in 2015 to $52 million in 2016 primarily due to (1) a $30 million decrease in Puerto Quetzal’s fuel expense as a result of a 38% decrease in the price of HFO purchased by Puerto Quetzal and a 46% decrease in the volume of energy generated by Puerto Quetzal to 364 GWh in 2016 from 673 GWh in 2015; and (2) a $12 million decrease in Puerto Quetzal’s energy purchase costs (despite a 14% increase in the volume of energy purchased) as a result of a $24, or 26%, decrease in spot purchase prices to $67 per MWh in 2016 from $91 per MWh during 2015;

•
an $18 million decrease in Nejapa’s cost of sales from $85 million in 2015 to $67 million in 2016 due to (1) an $11 million decrease in Nejapa’s fuel expenses, primarily as a result of a 12% decrease in the volume of energy generated to 387 GWh in 2016 from 440 GWh in 2015, and a 23% decrease in the price of HFO purchased by Nejapa, and (2) a $3 million decrease in Nejapa’s energy purchase costs as a result of a 25% decrease in spot purchase prices, which was partially offset by a 12% increase in the volume of energy purchased by Nejapa to 461 GWh in 2016 from 411 GWh in 2015, as a result of lower generation as Nejapa purchased more energy in the spot market (instead of generating such energy) in light of the low spot prices; and

•	a $14 million decrease in ICPNH’s cost of sales due to a $16 million decrease in Corinto and Tipitapa’s fuel expenses, as a result of a 21% decrease in the price of HFO.

These effects were partially offset by:

•	$55 million contribution to cost of sales in 2016 from Kanan, which commenced commercial operations in April 2016; and

•	a $4 million contribution to cost of sales in 2016 from Guatemel, which was acquired in January 2016.

Other Segment

Cost of sales (excluding depreciation and amortization) from IC Power’s generation business’ Other segment declined by $24 million, or 18%, to $99 million for the year ended December 31, 2016, as compared to $123 million for the year ended December 31, 2015, primarily as a result of the following:

•
an $8 million decrease in Colmito’s cost of sales, primarily due to (1) a $4 million decrease in Colmito’s energy purchases, as a result of a 33% decrease in the spot market energy price during 2016 as compared to 2015, driven by an increase in hydrology levels in Chile during 2016; and (2) a $2 million decrease in Colmito’s fuel expenses, mainly as a result of a 69% decrease in the volume of energy generated by Colmito;

•
a $7 million decrease in CEPP’s cost of sales, primarily as a result of a $9 million decrease in CEPP’s fuel expenses, as a result of a 30% decrease in the price of HFO purchased by CEPP, and a 12% decrease in the volume of energy generated by CEPP; and

•
a $6 million decrease in JPPC’s cost of sales, mainly due to a $7 million decrease in JPPC’s fuel expenses, as a result of a 17% decrease in the price of HFO purchased by JPPC, and an 8% decrease in the volume of energy generated by JPPC.

Distribution Business

Cost of sales (excluding depreciation and amortization) from IC Power’s distribution business were $403 million from January 22, 2016 (the date of IC Power’s acquisition and consolidation of its distribution business) to December 31, 2016.

Depreciation and Amortization

Our depreciation and amortization expenses (including the allocation of cost of sales and general, selling and administrative expenses) increased by $53 million, or 45%, to $172 million for the year ended December 31, 2016 from $119 million for the year ended December 31, 2015, primarily as a result of:

•
an $18 million, or 86%, increase in depreciation and amortization expense in IC Power’s generation business’ Central America segment to $39 million in 2016 from $21 million in 2015, primarily as a result of the depreciation and amortization expenses of Kanan, which commenced commercial operations in April 2016;

•	the recognition of a $15 million depreciation and amortization expense in 2016, as a result of IC Power’s acquisition of its distribution business in January 2016;

•
a $10 million, or 20%, increase in depreciation and amortization expense in IC Power’s generation business’ Peru segment to $60 million in 2016 from $50 million in 2015, primarily as a result of depreciation expenses associated with CDA and Samay I, which commenced commercial operations in August 2016 and May 2016, respectively; and

•
a $5 million, or 16%, increase in depreciation and amortization expense in IC Power’s generation business’ Other segment to $37 million in 2016, from $32 million in 2015, primarily as a result of the depreciation and amortization of purchase price adjustments made in connection with IC Power’s acquisition of its distribution business in January 2016.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) increased 41% to approximately $134 million for the year ended December 31, 2016, compared to $95 million for the year ended December 31, 2015. This increase was primarily driven by the increase in IC Power’s selling, general and administrative expenses (as discussed below).

IC Power’s selling, general and administrative expenses (excluding depreciation and amortization) increased by $48 million, or 76%, to $111 million for the year ended December 31, 2016 from $63 million for the year ended December 31, 2015, primarily as a result of:

•	the recognition of $32 million in selling, general and administrative expenses in 2016, as a result of IC Power’s acquisition of its distribution business in January 2016;

•
a $9 million, or 35%, increase in IC Power’s Other segment’s selling, general and administrative expenses, primarily as a result of expenses incurred in connection with IC Power’s withdrawn IPO, as well expenses incurred in connection with the IC Power reorganization in March 2016; and

•
a $5 million, or 28%, increase in IC Power’s Peru segment’s selling, general and administrative expenses, primarily as a result of Samay I and CDA’s respective commencements of commercial operations in August 2016 and May 2016.

Gain from Distribution of Dividend in Kind

We did not recognize any gain from distribution of dividend in kind in 2016.

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

Impairment of Assets and Investments

In 2016, Kenon recognized an impairment loss of $72 million with respect to its investment in ZIM in 2016. Kenon conducted the impairment test as a result of conditions in the container shipping market during 2016.

Our $7 million asset impairment in 2015 is due to IC Green writing-off its goodwill in Primus in the amount of $6 million.

For further information, see “—Critical Accounting Policies and Significant Estimates—Impairment Analysis.”

Other Income, Net

Our other income, net was $16 million for the year ended December 31, 2016 and consisted of:

•	a $7 million compensation payment received by Kallpa in connection with the early termination of a PPA in August 2016;

•	a $3 million payment from DEORSA’s and DEOCSA’s energy suppliers as compensation to DEORSA and DEOCSA for disruptions in their supplier’s provision of energy to DEORSA and DEOCSA; and

•	a $3 million insurance payment received in 2016 relating to the Sainani power plant in Bolivia, as the plant was temporarily out of service from March 2014 until August 2015.

These effects were partially offset by the recording of a $3 million provision for contingencies.

Our other income, net for the year ended December 31, 2015 was $9 million and primarily consisted of a $7 million insurance payment received in 2015 relating to Amayo II’s claims in respect of three wind turbines, which were damaged in December 2014 and $1 million received from an EPC contractor as a result of a delay in the COD of OPC-Rotem’s plant. This effect was partially offset by the recording of a $4 million loss on sale of property, plant and equity, net.

Financing Expenses, Net

Our financing expenses, net, increased by $60 million, or 60%, to $171 million for the year ended December 31, 2016, compared to $111 million for the year ended December 31, 2015. This increase was primarily driven by IC Power’s financing expenses, net, which increased by approximately $67 million, or 64%, to $171 million in 2016 from $104 million in 2015, as set forth in further detail below.

Generation Business

Our financing expenses, net from IC Power’s generation business (including the Other segment, but excluding eliminations) increased by $52 million, or 50%, to $156 million for the year ended December 31, 2016, compared to $104 million for the year ended December 31, 2015, as discussed in further detail below by segment.

Peru Segment

Financing expenses, net, from IC Power’s Peru segment increased by $21 million, or 50%, to $63 million in 2016 from $42 million in 2015, primarily as a result of (1) a $21 million increase in finance expenses relating to CDA’s and Samay I’s respective syndicated facilities to $21 million in year ended December 31, 2016 from nil in 2015, as such interest expense was capitalized prior to CDA’s and Samay I’s commencement of commercial operations in August 2016 and May 2016, respectively; and (2) Kallpa’s recognition of a $10 million expense resulting from the early redemption premium paid in respect of a portion of the Kallpa bonds redeemed in May 2016.

These effects were partially offset by a $10 million positive change in foreign exchange rate net losses, as a result of the strengthening of the Peruvian Sol against the U.S. Dollar during 2016.

Israel Segment

Financing expenses, net, from IC Power’s Israel segment decreased by $7 million, or 30%, to $16 million for the year ended December 31, 2016 from $23 million for the year ended December 31, 2015, primarily as a result of an $8 million decrease in OPC-Rotem’s interest expense from parent company loans as a result of the repayment of the principal amount owed to IC Power Israel, or ICPI (an intermediate holding company whose results are reflected in the Other segment).

Central America Segment

Financing expenses, net, from IC Power’s Central America segment increased by $2 million, or 20%, to $12 million for the year ended December 31, 2016 from $10 million for the year ended December 31, 2015, primarily as a result of the $2 million interest expense recorded by Kanan, which commenced commercial operations in April 2016, in connection with Kanan’s $55 million credit facility due 2021.

Other Segment

Financing expenses, net, from IC Power’s Other segment increased by $36 million, or 124%, to $65 million for the year ended December 31, 2016 from $29 million for the year ended December 31, 2015, primarily as a result of (1) a $12 million interest expense relating to the $220 million notes issued by IC Power to us in connection with the reorganization of IC Power in March 2016 (which expense is recorded as finance income at the Kenon level), (2) an $8 million interest expense relating to the $120 million ICPDH Credit Agreement entered into in connection with IC Power’s acquisition of its distribution business, (3) an $8 million decrease in ICPI’s interest income related to the repayment of the outstanding principal amount of its intercompany loan with OPC-Rotem and (4) a $7 million increase of finance expenses in Inkia related to the cessation of capitalization of finance expenses due the commencement of CDA’s commercial operations in 2016.

Distribution Business

Financing expenses, net, from IC Power’s distribution business were $15 million during the period from January 22, 2016 (the date of IC Power’s acquisition and consolidation of its distribution business) to December 31, 2016.

Provision of Financial Guarantee

We recorded a provision of financial guarantee in the amount of $130 million in the year ended December 31, 2016. In light of Kenon’s strategy and Qoros’ limited liquidity as of June 30, 2016, Kenon increased its previously recorded liability of $30 million to $160 million in respect of Kenon’s back-to-back guarantee obligations to Chery. For further information on Kenon’s back-to-back guarantee obligations to Chery, including Kenon’s agreement to fund shareholder loans to Qoros in connection with the full release of Kenon’s obligations under its back-to-back guarantees to Chery, see “Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.”

We did not record on our income statement a provision of financial guarantee for the year ended December 31, 2015.

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in losses of associated companies, net of tax decreased by 1% to approximately $186 million for the year ended December 31, 2016, compared to approximately $187 million for the year ended December 31, 2015. Set forth below is a discussion of income (losses) for our material associated companies and the share in income (losses) of associated companies, net of tax.

Qoros

Our share in Qoros’ comprehensive loss decreased to approximately $143 million for the year ended December 31, 2016, compared to losses of approximately $196 million for the year ended December 31, 2015. As we have a 50% equity interest in Qoros, we recognize 50% of the net loss of Qoros in 2016 (RMB1,897 million) and 2015 (RMB2,475 million). A discussion of Qoros’ results of operations (on a 100% basis; Kenon’s share is 50%) for 2016 and 2015 is set forth below. Qoros’ results of operation for 2016 and 2015 reflect the fact that Qoros is an early stage automobile manufacturer. Accordingly, Qoros has incurred significant expenses, including expenses relating to the launch of new models, but has not achieved significant revenues.

Qoros’ revenues increased by 72% to RMB2,512 million in 2016, as compared to RMB1,459 million in 2015. Qoros’ increased revenues in 2016 reflect an approximately 70% increase in car sales from approximately 14,000 cars in 2015 to approximately 24,000 cars in 2016. The launch of the Qoros 5 SUV in March 2016 was a major contributor to the increase in Qoros’ car sales.

Qoros’ cost of sales increased by 76% to RMB3,009 million in 2016, as compared to RMB1,713 million in 2015. The increase in cost of sales is primarily due to the increase in the number of cars sold, as well as an increase in amortization of capitalized research and development costs and an increase in depreciation of property, plant and equipment.

Qoros’ cost of sales included depreciation and amortization of RMB659 million in 2016, as compared to RMB230 million in 2015.

Qoros’ gross loss increased by 96% to RMB497 million in 2016, as compared to RMB254 million in 2015.

Qoros’ selling, general and administrative expenses decreased by 51% to RMB763 million in 2016, as compared to RMB1,560 million in 2015. The decrease reflects cost-cutting measures implemented by Qoros in 2016, including a reduction in advertising, marketing and promoting, consulting fees and personnel expenses.

Qoros’ net finance costs increased by 16% to RMB403 million in 2016, as compared to RMB346 million in 2015, primarily due to increased interest expenses.

As a result of the foregoing, Qoros’ loss decreased to RMB1.9 billion for the year ended December 31, 2016, as compared to RMB2.5 billion for the year ended December 31, 2015.

ZIM

Pursuant to the equity method of accounting, our share in ZIM’s results of operations was a loss of approximately $44 million and income of $10 million for the year ended December 31, 2016 and 2015, respectively. Set forth below is a summary of ZIM’s consolidated results for the year ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(in millions of USD)
Sales	$2,539	$2,991
Cost of sales	2,480	2,775
Gross profit	59	216
Operating profit (loss)	(52)	98
Profit (loss) before taxes on income	(145)	5
Taxes on income	(18)	2
Profit (loss) after taxes on income	(164)	7
Profit (loss) for the period	$(164)	$7

ZIM carried approximately 2,429 thousand TEUs in 2016, representing a 5% increase as compared to 2015, in which ZIM carried approximately 2,308 thousand TEUs. Despite the increase in carried quantities in 2016, ZIM’s revenues decreased by 15% in 2016 to approximately $2.5 billion, as compared to approximately $3.0 billion in 2015, due to the decrease in industry container freight rates. The reduction in revenues was partially offset by an 11% reduction in ZIM’s operating expenses and cost of services to approximately $2.4 billion in 2016, as compared to $2.7 billion in 2015, primarily as a result of a decrease in bunker prices, as well as a decrease in charter hire expenses and cargo handling expenses, as a result of steps implemented by ZIM to manage its costs.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tower

We did not record any comprehensive income for the year ended December 31, 2016 from Tower, as we completed the pro rata distribution of substantially all of our interest in Tower in 2015.

Our share in Tower’s comprehensive loss for the period in 2015 prior to June 30, 2015, during which period Kenon accounted for Tower’s results of operations pursuant to the equity method of accounting, was approximately $1 million.

Tax Expenses

Our taxes on income decreased by $3 million, or 5%, to $59 million for the year ended December 31, 2016 from $62 million for the year ended December 31, 2015.

In 2016, we had a negative effective tax rate as we recorded a loss before taxes of $335 million before taxes for the year ended December 31, 2016. Our tax expenses for the year ended December 31, 2016 are primarily due to IC Power’s income tax of $57 million for the year ended December 31, 2016.

Profit (Loss) For the Year

As a result of the above, our loss for the year amounted to $394 million for the year ended December 31, 2016, compared to a profit of $96 million for the year ended December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Set forth below are our consolidated (for the year ended December 31, 2015) and combined carve-out (for the year ended December 31, 2014) statements of profit and loss information:

	Year Ended December 31,
	(in millions of USD)
	2015	2014[1]	% Change
Revenues from sale of electricity	$1,289	$1,372	(6)%
Cost of sales and services	(863)	(981)	12%
Depreciation	(111)	(100)	(11)%

Gross profit	$315	$291	8%
Selling, general and administrative expenses	(104)	(131)	21%
Gain from disposal of investees	—	157	*
Asset impairment	(7)	(48)	85%
Dilution gains from reduction in equity interest held in associate	33	—	*
Gain on bargain purchase	—	68	*
Other expenses	(7)	(14)	(50)%
Other income	15	51	(70)%
Gain from distribution of dividend in kind	210	—	*

Operating profit	$456	$374	22%
Financing expenses	(124)	(110)	(11)%
Financing income	13	16	(19)%

Financing expenses, net	$(111)	$(94)	(18)%
Share in losses of associated companies, net of tax	(187)	(171)	(9)%

Profit before income taxes	$158	$109	45%
Tax expenses	(62)	(103)	40%

Profit for the year from continuing operations	$96	$6	*
Income for the year from discontinued operations (after taxes)	—	471	*

Net Profit for the year	$96	$477	(80)%
Attributable to:
Kenon’s shareholders:	$73	$458	(85)%
Non-controlling interests	$23	$19	21%
_____________________________

1. *
During 2015, an immaterial error was identified with respect to the deferred tax calculation relating to the effect of foreign exchange rate on non-monetary assets in previous years in IC Power. Kenon’s and IC Power’s financial information for 2014, 2013 and 2012 has been revised to correct this immaterial error.
Indicates that the percentage change is not meaningful.

The following tables set forth summary information regarding our operating segment results for the years presented.

	Year Ended December 31, 2015
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$1,294	$—	$—	$(5)	$1,289
Depreciation and amortization	(119)	—	(1)	—	(120)
Asset impairment	—	—	(7)	—	(7)
Financing income	11	—	2	—	13
Financing expenses	(115)	—	(9)	—	(124)
Share in (losses) income of associated companies	—	(196)	9	—	(187)
Gain from distribution of dividend in kind	—	—	210	—	210

Income (loss) before taxes	$149	$(196)	$205	$—	$158
Income taxes	(62)	—	—	—	(62)

Income (loss) from continuing operations	$87 [4]	$(196)	$205	$—	$96

Attributable to:
Kenon’s shareholders	63	(196)	206	—	73
Non-controlling interests	24	—	(1)	—	23
Segment assets[5]	$4,069	$—	$45 [6]	$—	$4,114
Investments in associated companies	9	159	201	—	369
Segment liabilities	3,063	—	156 [7]	—	3,219

Capital expenditure[8]	533	—	—	—	533

Adjusted EBITDA	$372 [4,9]	$—	$1 [10]	$—	$373
Percentage of consolidated revenues	100%	—	—	—	100%
Percentage of consolidated assets	91%	4%	5%	—	100%
Percentage of consolidated assets excluding associated companies	99%	—	1%	—	100%
Percentage of consolidated Adjusted EBITDA	100%	—	—	—	100%
_____________________________
1.	Associated company.
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
______________________
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
_________________________

1.
Reflects Tower’s results of operations up to June 30, 2015. As a result of our distribution in specie of substantially all of our interest in Tower, representing 23% of the then currently outstanding Tower shares on July 23, 2015, Tower’s results of operations for all periods subsequent to June 30, 2015 are not reflected in our consolidated financial statements.

2.	Kenon’s indirect equity interest in Generandes was sold in September 2014, in connection with IC Power’s sale of its interest in Enel Generación Perú.

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

Israel Segment

Sales from IC Power’s Israel segment decreased by $87 million, or 21%, to $326 million for the year ended December 31, 2015 from $413 million for the year ended December 31, 2014, as a result of a decrease in OPC-Rotem’s revenue from energy sales. This decrease in sales is largely due to a decrease in the EA generation component tariff in 2015, representing an average sales price reduction in 2015 versus 2014 equivalent to 21%, as EA tariffs in the period 2012 to 2014 were incrementally higher than in previous years, reflecting higher fuel prices in 2012. This tariff forms the basis of OPC-Rotem’s energy prices, so the decrease in the tariff in 2015 led to a decrease in sales. To a lesser degree, the decrease in sales was also the result of the strengthening of the U.S. Dollar against the New Israeli Shekel, OPC-Rotem’s functional currency. As a result of these factors, OPC-Rotem experienced a 23% decrease in the average price of the energy it sold to $80 per MWh in 2015 from $104 per MWh in 2014. In addition, the volume of energy sold by OPC-Rotem in 2015 decreased slightly to 3,951 GWh in 2015 from 3,973 GWh in 2014.

OPC-Rotem’s declines were partially offset by an $8 million increase in revenues due to the acquisition of OPC-Hadera in August 2015.

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

This increase was partially offset by (1) a $32 million, or 24%, reduction in Nejapa’s sales, primarily as a result of a decrease in realized energy prices due to a decrease in HFO prices; and (2) a $14 million, or 11%, reduction in ICPNH’s sales, primarily as a result of a $24 million decrease in realized energy prices due to a decrease in HFO prices, which decline was partially offset by a $10 million increase in revenues as a result of higher than normal wind levels at Amayo I and II.

Other Segment

Sales from IC Power’s Other segment decreased by $36 million, or 17%, to $178 million for the year ended December 31, 2015 from $214 million for the year ended December 31, 2014, primarily as a result of (1) a $34 million, or 47%, reduction in CEPP’s sales, primarily as a result of the expiration of CEPP’s PPA in September 2014, and the consequent sale of energy at lower prices in the spot market, which resulted in a decrease in sales despite an increase in energy generation; and (2) a $10 million, or 26%, reduction in Colmito’s sales, primarily as a result of a decrease in Colmito’s energy sales to non-regulated customers due to lower consumption.

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

These effects were partially offset by a $4 million decrease in gas expenses as a result of a 12% decrease in Kallpa’s gross energy generation, the effect of which was partially offset by an increase in the natural gas prices paid by Kallpa.

Israel Segment

Cost of sales from IC Power’s Israel segment decreased by $10 million, or 4%, to $242 million for the year ended December 31, 2015 from $252 million for the year ended December 31, 2014, primarily as a result of a $37 million decrease in OPC-Rotem’s energy purchases as a result of a decrease in energy purchased from IEC (Israel’s system operator), to 215 GWh in 2015 from 573 GWh in 2014, and an increase in OPC-Rotem’s net generation from 3,400 GWh in 2014 to 3,736 GWh in 2015. The decrease in tariffs, which led to a reduction in revenues, did not result in a corresponding decrease in gas prices. For further information on this reduction, see “—Material Factors Affecting Results of Operations—EA Tariffs Affect IC Power’s Results in its Generation Business’ Israel Segment.”

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

This increase was partially offset by a $25 million, or 26%, decrease in ICPNH’s cost of sales and a $34 million, or 29%, decrease in Nejapa’s cost of sales, in each case primarily as a result of a decrease in HFO prices.

Other Segment

Cost of sales from IC Power’s Other segment decreased by $31 million, or 20%, to $123 million for the year ended December 31, 2015 from $154 million for the year ended December 31, 2014, primarily as a result of (1) a $25 million, or 45%, decrease in CEPP’s cost of sales, principally resulting from a decrease in the price of fuel purchased by CEPP and (2) an $11 million, or 31%, decrease in Colmito’s cost of sales, primarily due to a decrease in energy purchased by Colmito in connection with lower energy prices. This decline was partially offset by IC Power’s acquisition of JPPC in May 2014 (which incurred cost of sales of $41 million in 2015 as compared to $39 million in 2014 since the date of acquisition by IC Power).

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our selling, general and administrative expenses decreased 21% to approximately $104 million for the year ended December 31, 2015, compared to $131 million for the year ended December 31, 2014. This decrease was primarily driven by expenses that were incurred in connection with our spin-off from IC and the listing of our ordinary shares in 2014 and expenses related to the adoption and implementation of Kenon’s share incentive plans in 2014.

IC Power’s general, selling and administrative expenses (excluding depreciation and amortization) decreased by $5 million, or 7%, to $63 million for the year ended December 31, 2015 from $68 million for the year ended December 31, 2014, primarily as a result of a $7 million decrease in Inkia’s legal fees as a result of the settlement of litigation relating to Crystal Power in December 2014.These effects were partially offset by the consolidation of $4 million in general, selling and administrative expenses for the year ended December 31, 2015 as a result of IC Power’s consolidation of ICPNH, Surpetroil, JPPC and Puerto Quetzal from the dates of their respective acquisitions in March 2014, March 2014, May 2014, and September 2014, respectively.

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

Gain from Disposal of Investees

We did not generate any gain from disposal of investees in 2015.

Our 2014 gain from disposal of investees is primarily comprised of capital gains recognized from IC Power’s sale of its investment in Enel Generación Perú for $413 million in the year ended December 31, 2014. We recognized approximately $110 million of net profit as a result of IC Power’s sale of its interest in Enel Generación Perú ($157 million of capital gains, which were offset by $47 million of income tax expenses for the year ended December 31, 2014).

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

Other Income

Our other income decreased significantly to approximately $15 million for the year ended December 31, 2015, compared to approximately $51 million for the year ended December 31, 2014.

In 2015, our “other income” consisted primarily of:

•	$7 million related to insurance claims, primarily related to Amayo II’s claims in respect of three wind turbines, which were damaged in December 2014; and

•	$4 million in dividend income from Enel Generación Perú; and

•	$4 million in other income.

In 2014, our “other income” consisted primarily of:

•	$18 million in dividend income from Enel Generación Perú;

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

Peru Segment

Financing expenses, net, from IC Power’s Peru segment increased by $8 million, or 24%, to $42 million for the year ended December 31, 2015 from $34 million for the year ended December 31, 2014, primarily as a result of an $11 million increase in foreign exchange rate losses as a result of the strengthening of the U.S. dollar against the Peruvian Sol during 2015. This increase was partially offset by a $3 million decrease in interest expense from bank and others primarily as a result of the lower outstanding debt amount during 2015.

Israel Segment

Financing expenses, net, from IC Power’s Israel segment declined by $7 million, or 23%, to $23 million for the year ended December 31, 2015 from $30 million for the year ended December 31, 2014, primarily as a result of a decrease in OPC-Rotem’s interest expense due to a 0.9% CPI decrease, which was partially offset by the strengthening of the U.S. Dollar against the New Israeli Shekel, OPC-Rotem’s functional currency.

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

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in losses of associated companies, net of tax increased by 9% to approximately $187 million for the year ended December 31, 2015, compared to approximately $171 million for the year ended December 31, 2014. Set forth below is a discussion of income/loss for our material associated companies and the share in income (losses) of associated companies, net of tax.

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

Qoros had revenues of RMB1,459 million in 2015 compared to revenues of RMB865 million in 2014, representing an increase of 69%. Qoros’ increased revenues in 2015 reflect a 100% increase in vehicle sales from approximately 7,000 cars in 2014 to approximately 14,000 cars in 2015.

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

Our share in ZIM’s loss was approximately $13 million for the six months ended December 31, 2014, the period in which Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting. Although ZIM's results were only consolidated by Kenon during the six months ended June 30, 2014, the discussion below presents ZIM's results for the year ended December 31, 2014 on a consolidated basis.

In the year ended December 31, 2015, ZIM carried approximately 2,308,000 TEUs, as compared to approximately 2,360,000 TEUs in the year ended December 31, 2014, reflecting a 2.3% decrease compared to the year ended December 31, 2014. The slight decrease in carried quantities was primarily due to the closure of the line from Asia to Northern Europe during the second quarter of 2014. In the year ended December 31, 2015, ZIM’s revenues were approximately $3.0 billion, as compared to approximately $3.4 billion in the year ended December 31, 2014, reflecting a 12.2% decrease, due to reduced freight rates and a slight decrease in carried quantities. The reduction in revenues was offset by a reduction in operating expenses and cost of services, which decreased by 15.3% to $2.8 billion in the year ended December 31, 2015, as compared to $3.3 billion in the year ended December 31, 2014, primarily due to a decrease in bunker prices, as well as a decrease in cargo handling expenses.

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

Tax Expenses

Our tax expenses decreased 40% to approximately $62 million for the year ended December 31, 2015, compared to approximately $103 million for the year ended December 31, 2014. This decrease was primarily driven by a decrease in our effective tax rate to 39% in 2015 from 95% in 2014, due to an increase in non-taxable gains to $243 million in 2015, as compared to $69 million in 2014, offset by $47 million income tax expense on the sale of IC Power’s interest in Enel Generación Perú for $413 million in 2014.

Income for the Year From Discontinued Operations (After Taxes)

We did not generate any income for the year ended December 31, 2015 from discontinued operations (after taxes).

Our income for the year ended December 31, 2014 from discontinued operations (after taxes) is comprised of (i) ZIM’s results of operations for the six months ended June 30, 2014 and (ii) Petrotec’s results of operations for the year ended December 31, 2014. Our income for the year from discontinued operations (after taxes) was approximately $471 million for the year ended December 31, 2014, primarily as a result of (i) ZIM’s results of operations during the six months ended June 30, 2014, the period in which Kenon accounted for ZIM as a discontinued operation in the amount of $480 million of net income from the realization of discontinued operations in the amount of $609 million and (ii) the net results of Petrotec as a discontinued operation in the amount of $(9) million.

Profit for the Year

As a result of the above, our profit for the year amounted to $96 million for the year ended December 31, 2015, compared to a profit of $477 million for the year ended December 31, 2014.

B.   Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

We were formed in 2014 in connection with our spin-off from IC. In connection with the spin-off, we received $35 million in cash, and entered into a $200 million credit facility with IC, or the IC Credit Facility. As of December 31, 2016, Kenon had approximately $102 million in cash on an unconsolidated basis (of which approximately $57 million was used in March 2017 to fund shareholder loans to Qoros, as discussed further below). In addtion, we intend to borrow up to $50 million from IC Power in the near-term.

We have fully drawn our $200 million IC Credit Facility. As of December 31, 2016, $200 million, plus interest and fees of approximately $24 million, was outstanding under the facility. We are dependent on our businesses for cash flows from operations and to meet our obligations under the IC Credit Facility and our back-to-back guarantees to Chery with respect to Qoros’ indebtedness, each of which are discussed further below.

At December 31, 2016, Kenon has a consolidated working capital deficit (i.e., total consolidated current liabilities exceeded total consolidated current assets) of $191 million as a result of IC Power’s working capital deficit. IC Power may seek to extend the final maturity of or refinance certain indebtedness which matures in 2017. For further information on IC Power’s liquidity, see “—IC Power’s Liquidity and Capital Resources.”

We believe that Kenon’s working capital (on a stand-alone basis) is sufficient for its present requirements. Other than expenses related to our day-to-day operations, our principal needs for liquidity are expected to be expenditures related to investments in our businesses and our back-to-back guarantees to Chery with respect to Qoros’ indebtedness. In addition, Kenon may need cash if it elects to fund shareholder loans of up to RMB388.5 million to Qoros (as discussed further below). Our businesses are at various stages of development, ranging from early stage companies to established, cash generating businesses, and some of these businesses will require significant financing, via equity contributions or debt facilities, to further their development, execute their current business plans, and become or remain fully-funded. We may, in furtherance of the development of our businesses, and other than with respect to ZIM, make further investments, via debt or equity financings, in our remaining businesses.

In March 2017, Kenon agreed to fund shareholder loans of up to RMB777 million to Qoros in two equal tranches in connection with the full release of its remaining back-to-back guarantee obligations (plus related interest and fees) to its joint venture partner Chery. The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388.5 million. After giving effect to the first tranche of loans provided in March 2017, Kenon has outstanding back-to-back guarantee obligations to Chery of up to RMB425 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. Kenon may fund the provision of the second tranche of loans, upon which Kenon’s remaining back-to-back guarantee obligations to Chery will be fully released.

Kenon may not have sufficient liquidity to satisfy payment obligations under the IC Credit Facility or its back-to-back guarantees if it is required to make payments on such guarantees. In the event that Kenon is required to make such payments, it would need to obtain such funds from its businesses, which may include IC Power (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing). In the event Kenon is required to make payments on its back-to-back guarantees and does not have sufficient liquidity to do so, there may be a cross-default under the IC Credit Facility.

We intend to adhere to our capital allocation principles which seek to limit cross-allocation of funds and capital contributions to our businesses, via debt or equity financings or the provisions of guarantees. Nevertheless, the cash resources on Kenon’s balance sheet may not be sufficient to fund additional investments that we deem appropriate in our businesses or meet our guarantee obligations. As a result, Kenon may seek additional liquidity from its businesses. For a description of our capital allocation principles, see “Item 4.B Business Overview.” For further information on the risks related to the significant capital requirements of our businesses, see “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources or renew or refinance their working capital facilities, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guarantee or indemnity in connection with any financings, provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, or we may refrain from investing further in any such businesses, all of which may materially impact our financial position and results of operations.” For a discussion of our outstanding commitments and obligations, see “—Kenon’s Commitments and Obligations.” For a discussion of the capital requirements of each of our businesses, see below.

Consolidated Cash Flow Statement

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash and cash equivalents decreased 15% to approximately $327 million for the year ended December 31, 2016, compared to approximately $384 million for the year ended December 31, 2015. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(in millions of USD)
Net cash flows provided by operating activities
IC Power	186	320
Adjustments and Other	(24)	(30)
Total	162	290
Net cash flows used in investing activities	(400)	(737)
Net cash flows provided by financing activities	175	233
Net change in cash in period	(63)	(214)
Cash—opening balance	384	610
Effect of exchange rate fluctuations on balances of cash and cash equivalents	6	(12)

Cash—closing balance	$327	$384

Cash Flows Provided by Operating Activities

Net cash flows provided by our operating activities are a significant source of liquidity for our subsidiaries and decreased by 44% to approximately $162 million for the year ended December 31, 2016, compared to approximately $290 million for the year ended December 31, 2015. This decrease was primarily driven by a $134 million decrease in cash flows provided by IC Power’s operating activities, as set forth in “Item 5.B Liquidity and Capital Resources– IC Power’s Liquidity and Capital Resources” below. As our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances. For further information on the risks related to such limitations, see “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities, which include our investments in our associated companies, decreased 46% to approximately $400 million for the year ended December 31, 2016, compared to approximately $737 million for the year ended December 31, 2015. This decrease was primarily driven by the $351 million decrease in cash flows used in IC Power’s investing activities, as set forth in “Item 5.B Liquidity and Capital Resources– IC Power’s Liquidity and Capital Resources” below, as well as cash flows of $36 million used in 2016 in connection with the partial release of Kenon’s back-to-back guarantee obligations to Chery in connection with Kenon’s December 2016 investment in Qoros.

Cash Flows Provided by Financing Activities

Net cash flows provided by the financing activities of our consolidated businesses are a significant source of liquidity for their operations and decreased 25% to approximately $175 million for the year ended December 31, 2016, compared to approximately $233 million for the year ended December 31, 2015. This decrease was primarily driven by (1) the $72 million decrease in cash flows provided by IC Power’s financing activities (excluding IC Power’s repayment of a $75 million note payable, plus $3 million of interest, to Kenon in 2016), as set forth in “Item 5.B Liquidity and Capital Resources– IC Power’s Liquidity and Capital Resources” below and (2) a $34 million reduction in contributions from former partner IC (which provided Kenon with $34 million of cash in connection with the spin-off in January 2015).

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

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities, which include our investments in our associated companies, decreased to approximately $737 million for the year ended December 31, 2015, compared to approximately $883 million for the year ended December 31, 2014. This decrease was primarily driven by (1) the $311 million exit from the combination and transition to associate company, less cash eliminated relating to ZIM in 2014; (2) a $170 million decrease in proceeds from short-term deposits and loans, (3) a $58 million decrease in cash paid for businesses purchased, less cash acquired in 2015 (e.g., IC Power’s acquisition of OPC-Hadera) as compared to 2014 (e.g., IC Power’s acquisitions of ICPNH, JPPC, Surpetroil and Puerto Quetzal) and (4) a $50 million reduction in amounts invested in Qoros during 2015, offset by (1) $360 million net proceeds received by IC Power in connection with its sale of its indirect interest in Enel Generación Perú in 2014 and (2) an increase in acquisitions of property, plant and equipment of $92 million in 2015 as compared to 2014 in connection with the construction of the Samay I and CDA plants and the Kanan project’s installation and interconnection to Panama’s power system in 2015.

Cash Flows Provided by Financing Activities

Net cash flows provided by the financing activities of our consolidated businesses are a significant source of liquidity for their operations and decreased 4% to approximately $233 million for the year ended December 31, 2015, compared to approximately $430 million for the year ended December 31, 2014. This decrease was primarily driven by (1) a $380 million reduction in contributions from former parent IC and (2) a $411 million decrease in proceeds from long-term loans and debentures, primarily due to a decrease in IC Power’s receipt of proceeds from long-term loans during the year ended December 31, 2015, offset by Kenon’s drawdowns under the IC Credit Facility, which it entered into in 2015. The decrease in cash flows provided by financing activities was offset by payments by IC Power to its former parent IC of $300 million in 2014 (as compared to nil in 2015), (2) a $77 million decrease in interest paid in 2015, as compared to 2014 and (3) a $209 million increase in proceeds from short-term loans.

Kenon’s Commitments and Obligations

As of December 31, 2016, Kenon had consolidated liabilities of $4.2 billion. We have fully drawn our $200 million IC Credit Facility. As of the date of this annual report, the aggregate amount outstanding under the IC Credit Facility was $224 million, including interest and fees.

In 2016, Kenon’s major shareholder Ansonia made loans of $72 million to our subsidiary Quantum (which were used by Quantum to make back-to-back loans to Qoros).

In addition, as of the date of this annual report, Kenon has obligations under its back-to-back guarantees provided by it to Chery, which amounted to RMB425 million, plus interest and certain fees. For further information on, and an overview of, the guarantees provided by Kenon in respect of Qoros’ debt, see “—Back-to-Back Guarantees Provided to Chery.”

As of the date of this annual report, other than amounts outstanding under the IC Credit Facility, shareholder loans provided by Ansonia and the back-to-back guarantees we have provided to Chery in respect of certain of Qoros’ indebtedness, we, at the Kenon level, have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing.

Set forth below is a summary of these obligations.

IC Credit Facility

In connection with the consummation of the spin-off, IC provided us with a $200 million credit facility. As of the date of this annual report, the aggregate amount outstanding under this facility was $224 million, including interest and fees.

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

Repayment Date

The aggregate amount outstanding under the IC Credit Facility (including interest or commitment fees that have accrued and been capitalized as payments-in-kind during the initial five-year term) is due five years from the date of the IC Credit Facility, unless extended as set forth below. In the event an initial listing or offering of IC Power’s shares has been effected, the aggregate amount outstanding under the IC Credit Facility, including any interest or commitment fees accrued and capitalized to date, will be due within 18 months from such date. However, we are entitled, at each repayment date, to extend the repayment date for two-year periods if, as of the date of our delivery of our notice of repayment extension, an initial listing or offering of IC Power’s shares has not yet been effected. Notwithstanding the above, the final repayment date may not, under any circumstances, be more than ten years from the date of the IC Credit Facility.

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

Pledge of Equity Interest in IC Power

The following interests have been pledged on a first priority basis, in favor of IC, to secure the IC Credit Facility as set forth below:

•	66% of the shares of ICP;

•	66% of the shares of IC Power; and

•	the $145 million note owing from IC Power to Kenon entered into in connection with the reorganization of IC Power.

The pledge over the shares of ICP is expected to be released upon an IPO of IC Power. In addition, the pledge over the shares of IC Power and the $145 million note owing from IC Power to Kenon can be released upon an IPO of IC Power, subject to Kenon’s meeting of a financial ratio.

Restrictive Covenants

The IC Credit Facility contains incurrence covenants restricting our ability to encumber certain assets and distribute dividends.

For example, prior to a listing or offering of IC Power’s equity, the IC Credit Facility prohibits us from distributing dividends to our shareholders, unless such dividends consist of all, or a portion of, our equity interests in ZIM.

There are further restrictions on dividends following an IPO or listing of IC Power’s equity. If, any time after a listing of IC Power’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power, or (iv) sell all of IC Power’s assets, the IC Credit Facility will require the value of Kenon’s remaining interest in IC Power to be equal to at least two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the IC Credit Facility plus the outstanding principal amount of any additional debt owed by Kenon to third-parties minus Kenon’s cash on hand), in each case plus interest and fees. Although a failure to comply with any of the aforementioned covenants will not constitute an event of default under the terms of the IC Credit Facility, Kenon will be restricted from distributing dividends or incurring additional debt and, should Kenon distribute dividends or incur additional indebtedness notwithstanding such restrictions, such actions will constitute an event of default under the terms of the IC Credit Facility. If Kenon is unable to meet such ratio, Kenon may not make distributions to its shareholders or incur additional indebtedness.

Additionally, following an IPO or listing of IC Power’s equity, we will not engage in certain transactions, as set forth in the IC Credit Facility, which would result in a de-listing of IC Power’s shares from the exchange on which such shares are trading.

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

For information on the risks related to Kenon’s ability to repay, or maintain compliance with, the IC Credit Facility from IC, see “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Kenon has significant repayment obligations under the IC Credit Facility.”

Back-to-Back Guarantees Provided to Chery

Kenon provided back-to-back guarantees to Chery in respect of certain of Qoros’ RMB3 billion EXIM bank credit facility and its RMB700 million EXIM bank loan facilities. As of December 31, 2015, the outstanding amount of these back-to-back guarantees was RMB1,100 million (plus certain interest and fees). In December 2016 and March 2017, Kenon entered into agreements with Chery to provide financing to Qoros of up to RMB1,027 million in connection with a full release of Kenon’s back-to-back guarantee obligations to Chery (as discussed further below).

In December 2016, Kenon provided a RMB250 million shareholder loan to Qoros, and in connection with this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery was reduced by RMB250 million. In addition, Kenon’s major shareholder Ansonia committed to fund RMB25 million of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances. After giving effect to this transaction and Ansonia’s commitment to fund a portion of Kenon’s back-to-back guarantees, Kenon’s exposure with respect to its back-to-back guarantee obligations was reduced from RMB1,100 million (plus certain interest and fees) to RMB825 million (plus certain interest and fees). For further information on these loans, see “—Qoros’ Liquidity and Capital Resources —Material Indebtedness—December 2016 Shareholder Loans to Qoros.”

In March 2017, Kenon agreed to fund shareholder loans of up to RMB777 million to Qoros in two equal tranches in connection with the full release of its remaining RMB850 million back-to-back guarantee obligations (plus related interest and fees) to Chery. The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388.5 million, reducing Kenon’s back-to-back guarantee obligations to Chery by RMB425 million. As part of the RMB388.5 million first tranche loans to Qoros, Kenon funded 50% of this amount on behalf of Chery in connection with 50% of the RMB425 million guarantee reduction discussed above and 50% of this amount on behalf of Kenon.

Should the second tranche of loans be provided, they are expected to be made on substantially similar terms to the first tranche loans. Kenon’s remaining back-to-back guarantee obligations to Chery will be fully released upon its provision of the second tranche loans. For further information on Kenon’s March 2017 agreement to fully release its guarantee obligations, see “—Qoros’ Liquidity and Capital Resources—Material Indebtedness—March 2017 Shareholder Loans to Qoros.”

Set forth below is an overview of Kenon’s back-to-back guarantee obligations in respect of Qoros’ outstanding obligations, after giving effect to the reduction of the back-to-back guarantees discussed above
	Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Loan	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Loan
December 2016 Shareholder Loans	Completed in December 2016	RMB250 million	RMB1,100 million (plus interest and fees)	RMB250 million (plus certain interest and fees)[1]	RMB825 million (plus certain interest and fees)
First Tranche Loans	Completed in March 2017	RMB388.5 million	RMB850 million (plus interest and fees)[1]	RMB425 million (plus certain interest and fees)	RMB425 million (plus certain interest and fees)
Second Tranche Loans	To be determined	RMB388.5 million	RMB425 million (plus certain interest and fees)[1]	RMB425 million (plus certain interest and fees)	—
Total		RMB1,027 million	—	RMB1,100 million (plus interest and fees)	—
_____________________________
1. Kenon’s major shareholder Ansonia committed to fund RMB25 million of Kenon’s back-to-back guarantee obligations in certain circumstances.

Debt Owed to Kenon from Subsidiaries

$220 Million of Notes from IC Power

In connection with the reorganization of IC Power, IC Power issued notes of $145 million and $75 million payable to Kenon. The proceeds of the notes were applied by IC Power towards paying the purchase consideration for the acquisition of Kenon’s entire equity interest in ICP. The notes both bear interest at a rate of LIBOR + 6% per annum until the date the notes are fully paid. In October 2016, IC Power prepaid in full its $75 million note to Kenon. The proceeds that Kenon received provided Kenon with additional cash resources in light of its liquidity position and its obligations under its back-to-back guarantees of Qoros’ indebtedness.

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

Qoros Shareholder Loans

In January 2016 and February 2016, Kenon, through its wholly-owned subsidiary Quantum, contributed RMB275 million to Qoros via shareholder loans. Chery has also made similar shareholder loans to Qoros.

In December 2016, Kenon provided a RMB250 million shareholder loan to Qoros, and in connection with this loan from Kenon, the maximum amount of Kenon’s exposure with respect to its back-to-back guarantee obligations to Chery was reduced by RMB275 million as follows. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the EXIM Bank was reduced from RMB750 million to RMB500 million. In addition, Kenon’s major shareholder Ansonia committed to fund RMB25 million of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances.

In connection with Kenon’s loan to Qoros, Chery also agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans were used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Kenon’s subsidiary Quantum pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the back-to-back guarantee reduction of RMB250 million (i.e., if Chery is required to make payments on its guarantee of Qoros’ debt, then to the extent that Chery makes payments that would have been reimbursed by Kenon but for the back-to-back guarantee reduction, Chery will be entitled to enforce this pledge). Chery may also borrow from Quantum up to 5% of Qoros’ outstanding shares to meet its pledge obligations under the RMB1.2 billion credit facility. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances, Quantum must pledge additional shares (to the extent it has unencumbered shares), and in other circumstances the pledged shares may be released and the borrowed shares must be returned (e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion credit facility).

As of December 31, 2016, the outstanding balance of the shareholder loans by Kenon, through its wholly-owned subsidiary, Quantum to Qoros was RMB700 million.

In addition, in March 2017, Kenon funded shareholder loans of RMB388.5 million to Qoros, as discussed further in “-—Qoros’ Liquidity and Capital Resources——Material Indebtedness—March 2017 Shareholder Loans to Qoros.”

These shareholder loans may be converted into equity upon the satisfaction of certain conditions, including the approval of the relevant Chinese authorities.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

IC Power’s Liquidity and Capital Resources

As of December 31, 2016, IC Power had cash and cash equivalents of $219 million. IC Power had no short-term deposits as of December 31, 2016. In addition, Kenon intends to borrow up to $50 million from IC Power in the near-term.

IC Power’s total outstanding consolidated indebtedness was $3,072 million as of December 31, 2016, excluding the $145 million note payable to Kenon. IC Power regularly assesses opportunities to refinance its indebtedness in the capital markets and through bank loans, among other sources.

IC Power’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, including dividends received from entities in which IC Power owns non-controlling interests; short-term and long-term borrowings; and sales of bonds in domestic and international capital markets. IC Power does not have funds designated for, or subject to, permanent reinvestment in any country in which IC Power operates. Distributions of the earnings of IC Power’s foreign subsidiaries are subject to the withholding taxes imposed by the foreign subsidiaries’ jurisdictions of incorporation. From time to time, however, IC Power may be unable to receive dividends from its subsidiaries and associated company as a result of a lack of distributable reserves or limitations under IC Power’s contractual arrangements.

In addition, IC Power is also limited in usage of certain cash, with such restricted cash constituting an aggregate amount of $89 million, $252 million and $88 million as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively, either because such cash deposits are time deposits or as a result of the loan covenants relating to IC Power’s Bolivian, Chilean, Nicaraguan, Guatemalan, Jamaican and Israeli assets.

IC Power’s principal needs for liquidity generally consist of capital expenditures related to the development and construction of generation projects and the acquisition of other generation companies; working capital requirements (e.g., maintenance costs that extend the useful life of IC Power’s plants); and dividends on IC Power’s ordinary shares. As part of IC Power’s growth strategy, IC Power expects to develop, construct and operate greenfield projects in the markets that IC Power serves as well as starts projects or acquire controlling interests in operating assets within and outside Latin America. IC Power’s development of greenfield projects and its acquisition activities in the future may require IC Power to make significant capital expenditures and/or raise significant capital. IC Power believes that its liquidity is sufficient to cover its working capital needs in the ordinary course of IC Power’s business.

As of December 31, 2016, IC Power had negative working capital. IC Power’s $120 million ICPDH Credit Agreement and $100 million Overseas Facility mature in June 2017 and November 2017, respectively. IC Power may seek to extend the final maturity of or refinance such indebtedness.

IC Power’s Cash Flows

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table sets forth IC Power’s summary cash flows from IC Power’s operating, investing and financing activities for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	($ millions)
Net cash flows provided by operating activities	$186	$320
Net cash flows used in investing activities	(270)	(621)
Net cash flows (used in)/provided by financing activities	(62)	88
Net change in cash in period	(146)	(213)
Cash—opening balance	360	583
Effect of exchange rate on the cash	5	(10)

Cash—closing balance	$219	$360

IC Power’s Cash Flows Provided by Operating Activities

Cash flows provided by IC Power’s operating activities are its primary source of liquidity and decreased by 42% to $186 million for the year ended December 31, 2016 from $320 million for the year ended December 31, 2015. This decrease was primarily driven by (1) a $57 million decrease in OPC-Rotem’s net cash flows from operating activities as a result of a $40 million system costs provision paid by OPC-Rotem in February 2016 and lower operating results during the period; (2) a $24 million decrease in ICPNH’s net operating cash flows as a result of a timing difference in collection from customers (as January 2016 payables to ICPNH were collected during December 2015), as well as lower energy sales due to lower wind levels at the Amayo plants; (3) a $23 million decrease in CEPP’s net cash flows from operating activities as a result of the collection of $31 million from its accounts receivable due to the debt recognition and payment agreement signed by CEPP, the Dominican Republic’s regulator and three distribution companies in September 2015; and (4) a $14 million decline as a result of the consolidation of negative operating cash flows from DEORSA and DEOCSA due to their respective payments of $29 million and $50 million in connection with tax claims raised by the Guatemalan Tax Administrator up to December 2016.

IC Power’s Cash Flows Used in Investing Activities

Cash flows used in IC Power’s investing activities decreased by 57% to $270 million for the year ended December 31, 2016 from $621 million for the year ended December 31, 2015. This decrease was primarily driven by (1) a $305 million increase in proceeds of short-term deposits and restricted cash, net, principally as a result of the release of funds held in escrow for the account of ICPDH and the release of short-term deposits, both in connection with IC Power’s acquisition of Energuate; and (2) a $229 million decrease in acquisitions of property, plant and equipment, as discussed below. These effects were partially offset by $206 million of cash used in business combinations (net of cash acquired), related primarily to IC Power’s acquisition of Energuate.

During 2016, net cash used in investing included primarily: (1) $290 million related to acquisitions of property, plant and equipment, of which $72 million was used in the construction of the CDA plant, $66 million was used in the construction of the Samay I plant, $53 million was used in the construction of the OPC-Hadera plant, and $16 million was used in Kanan’s project installation and connection to Panama’s power system, and (2) $206 million disbursed for the business combination (net of the cash acquired) related to IC Power’s acquisition of Energuate and two related businesses. The effects of these factors were partially offset by IC Power’s receipt of $222 million in short-term deposits and restricted cash, net, mainly related to the $117 million released by ICPDH in connection with IC Power’s acquisition of Energuate and the $47 million released by ICPI in connection with its repayment of one of the facilities under the ICPI Mezzanine Financing Agreement in January 2016.

During 2015, investing activities for which IC Power used cash primarily consisted of (1) acquisitions of property, plant and equipment of $518 million, which primarily consisted of $225 million used in the construction of Samay I, $187 million used in the construction of CDA’s plant, $29 million used in Kanan’s project installation and interconnection to Panama’s power system and $9 million used in the acquisition of OPC-Hadera; (2) $83 million for short-term deposits and restricted cash, net, principally related to the funds received by ICPDH, which acquired indirect equity interests in DEORSA, DEOCSA, RECSA and Guatemel, in connection with the short-term loan for the acquisition of such businesses in January 2016; and (3) $17 million related to the acquisition of intangibles.

IC Power’s Cash Flows Provided by Financing Activities

Cash flows disbursed from IC Power’s financing activities were $62 million for the year ended December 31, 2016 compared to $88 million provided by IC Power’s financing activities for the year ended December 31, 2015.

During the year 2016, IC Power received aggregate proceeds of $641 million from its incurrence of long-term debt, which included:

•	$350 million from the May 2016 issuance of Kallpa bonds;

•	$100 million borrowed under the Overseas Facility;

•	$55 million borrowed under the Kanan Credit Facility;

•	$44 million borrowed under the CDA Finance Facility;

•	$24 million borrowed under the DEOCSA Syndicated Loan Facility;

•	$20 million borrowed under the Samay I Finance Facility;

•	$22 million from the issuance of the COBEE Bonds;

•	$16 million borrowed under the DEORSA Syndicated Loan Facility; and

•	$12 million borrowed under the Puerto Quetzal Finance Facility.

In addition, IC Power received net proceeds of $33 million from short-term borrowings and $9 million of capital contributions from minority shareholders related to CDA and Surpetroil.

During 2016, IC Power used cash to (1) make payments of long-term debt and capital notes of $445 million, including cash used for the repayment of Kallpa’s bonds with the proceeds from Kallpa’s issuance of $350 million of bonds in May 2016, (2) pay $151 million of interest on borrowings, (3) repay a $75 million note payable to Kenon, plus $3 million of interest; (4) pay $29 million of issuance expenses and premium mainly in connection with the Kallpa bonds and the Overseas Facility, and (5) distribute dividends of $33 million to IC Power’s subsidiaries´ minority shareholders.

During 2015, IC Power received aggregate proceeds of $226 million from the incurrence of long-term debt and $6 million from equity investments from certain of its partners, as follows:

•	$138 million borrowed under the Samay I Finance Facility;

•	$85 million borrowed under the CDA Finance Facility;

•	$6 million from the investment of Energía del Pacífico in CDA and the investment of the minority partner in Surenergy; and

•	$3 million borrowed under Tipitapa Power’s loan agreement.

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

IC Power’s Cash Flows Provided by Operating Activities

Net cash flows provided by IC Power’s operating activities are IC Power’s primary source of liquidity and decreased by 23% to $320 million for 2015 from $413 million for 2014. This decrease was primarily driven by (1) a $107 million decrease in OPC-Rotem’s net cash flows from operating activities, primarily as a result of a lower generation component tariff, which serves as the base for the price calculation for the billing of OPC-Rotem’s customers; and (2) $22 million in dividends from discontinued operations as a result of the sale of Enel Generación Perú, which took place in 2014.

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

During 2015, investing activities for which IC Power used cash primarily consisted of (1) acquisitions of property, plant and equipment of $518 million, of which $225 million was used in the construction of Samay I, $187 million was used in the construction of CDA’s plant, and $29 million was used in Kanan’s project installation and interconnection to Panama’s power system; (2) $83 million for short-term deposits and restricted cash, net, principally related to the funds received by ICPDH, which holds indirect equity interests in DEORSA, DEOCSA, RECSA and Guatemel, in connection with the short-term loan for the acquisition of such businesses; and (3) $17 million related to the acquisition of intangibles.

During 2014, cash flows used in IC Power’s investing activities primarily consisted of acquisitions of property, plant and equipment of $426 million, of which $260 million was used in connection with the construction of CDA’s plant and $85 million was used in connection with the construction of Samay I; (2) $221 million for short-term deposits and restricted cash, net, in connection with the opening of time deposits related to the proceeds from Enel Generación Perú sale; and (3) $70 million (net of cash received) to complete the acquisitions of ICPNH, JPPC, Surpetroil and Puerto Quetzal. The effects of these expenditures were partially offset by $360 million of net proceeds received by IC Power in connection with its sale of its indirect equity interest in Enel Generación Perú in September 2014.

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

During 2014, IC Power received aggregate proceeds of $667 million from IC Power’s issuance of long-term debt and $20 million from equity investments from certain of IC Power’s partners, as follows:

•	$319 million borrowed under the CDA Finance Facility;

•	$153 million borrowed under the Samay I Finance Facility;

•	$93 million borrowed under ICPI’s credit facility;

•	$43 million from the issuance of the COBEE bonds;

•	$25 million from the issuance of the CEPP bonds;

•	$23 million borrowed under Colmito’s credit facility;

•	$2 million borrowed under Tipitapa Power’s loan agreement; and

•	$20 million from the investment of Energía del Pacífico in Samay I.

In addition, in 2014, IC Power made payments of $300 million to IC, IC Power’s former parent. In May 2014, IC Power repaid $168 million of intercompany debt owed to IC. In June 2014, IC Power repaid $95 million of capital notes owed to IC and declared and distributed dividends of $37 million to IC.

IC Power’s Material Indebtedness

As of December 31, 2016, IC Power had cash and cash equivalents of $219 million, restricted cash of $89 million, and total outstanding consolidated indebtedness of $3.1 billion (excluding IC Power’s $145 million note payable to Kenon), consisting of $483 million of short-term indebtedness, including the current portion of long-term indebtedness, and $2,590 million of long-term indebtedness.

 Other than with respect to certain of its indebtedness of its subsidiaries, including OPC-Rotem, DEORSA, DEOCSA, ICPI and COBEE, IC Power’s outstanding consolidated indebtedness is primarily denominated in, indexed to, or the subject of interest rate swaps tied to, the U.S. Dollar. Additionally, OPC-Hadera’s NIS 1 billion (approximately $261 million) loan agreement, entered into in July 2016, is not denominated in, indexed to, or the subject of interest rate swaps tied to, the U.S. Dollar.

The following table sets forth selected information regarding IC Power’s principal outstanding short-term and long-term debt, as of December 31, 2016:

	Outstanding Principal Amount as of December 31, 2016		Interest Rate	Final Maturity	Amortization Schedule
	($ millions)
Inkia:
Inkia notes	448		8.375%	April 2021	Bullet payment at final maturity
IC Power Asia Development Ltd:
Bank Hapoalim New York	12		0.75%	2019	Bullet payment at final maturity
OPC:
Financing agreement[1]	365	[2]	4.85%-5.36%	July 2031	Quarterly principal payments to maturity
ICPDH:
ICPDH credit agreement	119		LIBOR+4.00%	June 2017	Bullet payment at final maturity
IC Power Israel[3]:
Tranche B	52		7.75%	2029	Annual principal payments to maturity
Cerro del Águila:
Tranche A	336		LIBOR+4.25% - 5.50%	August 2024	Quarterly principal payments to maturity
Tranche B	181		LIBOR+4.25% - 6.25%	August 2024	Bullet payment at final maturity
Tranche D1	40		LIBOR+2.75% - 3.60%	August 2024	Quarterly principal payments to maturity
Tranche D2	22		LIBOR+2.75% - 3.60%	August 2027	Quarterly principal payments commencing in May 2024 to maturity
Samay I:
Samay I Finance Facility	307		LIBOR+2.125% - 2.625%	December 2021	29% of principal to be paid in 23 quarterly payments to maturity 71% of principal to be paid in bullet payment at final maturity
Kallpa:
Las Flores lease	88		7.15%	October 2023	Quarterly principal payments to maturity
Kallpa notes due 2026	326		4.875%	May 2026	Bullet payment at final maturity
Overseas Investments Peru
Overseas Facility	97		Various	November 2017	Bullet payment at final maturity
COBEE:
COBEE III bonds	20		Various	Various
Series B: semi-annual principal payments until maturity
Series C: Semi-annual principal payments commencing in February 2017
First additional series of notes: bullet payment at final maturity
Series additional series of notes: semi-annual principal payments to maturity

COBEE IV bonds	60		Various	Various	Series A: bullet payment at final maturity Series B: 4 semi-annual principal payments commencing in July 2018 Series C: 8 semi-annual principal payments commencing in July 2020
COBEE bonds premium	4		Various	2017-2024	Various
CEPP:
CEPP bonds	10		6.00%	January-March 2019	Bullet payment at final maturity
Central Cardones:
Tranche 1	22		LIBOR+1.90%	August 2021	Semi-annual principal payments to maturity
Tranche 2	13		LIBOR+2.75%	August 2021	Bullet payment at final maturity
Colmito:
Banco Bice	17		7.9%	December 2028	Semi-annual principal payments to maturity

	Outstanding Principal Amount as of December 31, 2016		Interest Rate	Final Maturity	Amortization Schedule
JPPC:
Royal Bank of Canada	1		LIBOR+5.5%	March 2017	Quarterly principal payments to maturity
Burmeister & Wain Scandinavian Contractor	1		3.59%	August 2018	Monthly principal payments to maturity
ICPNH:
Amayo I	43		Various	February 2023	Quarterly principal payments to maturity
Amayo II	31		Various	September 2025	Quarterly principal payments to maturity
Tipitapa Power	6		8.35%	November 2018	Quarterly principal payments to maturity
Corinto	7		8.35%	December 2018	Quarterly principal payments to maturity
Puerto Quetzal:
Banco Industrial	12		LIBOR+4.5%	December 2021	Quarterly principal payments to maturity
Kanan:
Kanan Credit Facility	46		LIBOR+3.00% (with a floor of 3.50%	March 2021	Quarterly principal payments to maturity
DEORSA:
Syndicated loan	113	[4]	Various	2021-2025	Quarterly principal payments to maturity
DEOCSA:
Syndicated loan	174	[5]	Various	2021-2025	Quarterly principal payments to maturity
RECSA:
Banco G&T Continental	5		TAPP-6.63%	2020	Semi-annual principal payments to maturity
Short Term Loans from Banks	94		Various	2017	These loans have no amortization schedule

Total	3,072

1.
The consortium includes Bank Leumi Le-Israel B.M. and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd.

2.
Represents NIS 1,402 million converted into U.S. Dollars at the exchange rate for New Israeli Shekels into U.S. Dollars of NIS 3.841 to $1.00. All debt has been issued in Israeli currency (NIS) linked to CPI.

3.
The mezzanine financing agreement also includes a Tranche C, pursuant to which up to NIS 350 million, at an interest rate of 11% per annum, may be drawn, subject to certain conditions, and only to cover shortfall amounts.

4.
Includes 275 million Guatemalan Quetzales, the aggregate principal amount of Guatemalan Quetzales-denominated loans outstanding under the syndicated loan facility, converted into U.S. Dollars at the exchange rate for Guatemalan Quetzales into U.S. Dollars of 7.52 to $1.00 as reported by the Central Bank of Guatemala on December 31, 2016.

5.
Includes 383 million Guatemalan Quetzales, the aggregate principal amount of Guatemalan Quetzales-denominated loans outstanding under the syndicated loan facility, converted into U.S. Dollars at the exchange rate for Guatemalan Quetzales into U.S. Dollars of 7.52 to $1.00 as reported by the Central Bank of Guatemala on December 31, 2016.

Some of the debt instruments to which IC Power’s operating companies are party require that Inkia, Kallpa, OPC-Rotem, COBEE, CEPP and JPPC comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt or restrict the company from declaring and paying dividends if, at the end of any applicable period the applicable entity is not in compliance with the defined financial covenants ratios.

The instruments governing a substantial portion of the indebtedness of IC Power operating companies contain clauses that would prohibit these companies from paying dividends or making other distributions in the event that the relevant entity was in default on its obligations under the relevant instrument.

As of December 31, 2016, the Las Flores plant, which is under leasing agreements with a financial institution, was pledged as security for the financing agreements to which Kallpa is a party.

In addition, all of the assets of Kanan have been pledged as security for the credit facility to which Kanan is a party.

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

In September 2014, Inkia received the requisite consents necessary to amend the indenture governing its 8.375% Senior Notes due 2021 in connection with (1) the contribution by Inkia’s former parent company, IC, of certain of its businesses and associated companies, including Inkia, to Kenon, thereby permitting the spin-off of Kenon from IC in January 2015 without requiring a change of control offer to be made to holders of the notes, and (2) the sale by Inkia of all its equity interests in Acter Holdings, which indirectly held all of Inkia’s equity interest in Enel Generación Perú, to Enersis S.A. and the repayment of certain indebtedness in connection therewith, which amended the asset sale covenant to require that Inkia apply the net proceeds received from such sale within 30 months of Inkia’s receipt of such net proceeds (i.e., prior to March 2017).

As of December 31, 2016, the aggregate principal amount outstanding under these notes, including a premium, was $457 million ($448 million net of transaction costs).

OPC-Rotem Financing Agreement

In January 2011, OPC-Rotem entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., or Bank Leumi, for the financing of its power plant project. As part of the financing agreement, the lenders committed to provide OPC-Rotem a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of NIS 1,800 million (approximately $460 million). As part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of shareholders’ loans, commencing from the third year after the completion of OPC-Rotem’s power plant. In October 2015, OPC-Rotem and the consortium of lenders agreed to shorten the “lock-up period” (which restricted the payment of dividends and any type of distributions until the third anniversary of the completion of the OPC-Rotem plant’s construction) from December 31, 2016 to June 30, 2015. The loans are CPI-linked and are repayable on a quarterly basis beginning in the fourth quarter of 2013 until 2031.

IC Power has provided a guarantee to the lending consortium and holds cash collateral available for the benefit of the lending consortium. As of December 31, 2016, the outstanding amount of the loan is NIS 1,409 million (approximately $365 million).

ICPDH Credit Agreement

In December 2015, IC Power, through its subsidiary ICPDH entered into a credit agreement with Credit Suisse AG for $120 million to finance its acquisition of Energuate and two smaller related companies. The loan is guaranteed by Inkia and fully secured by a pledge provided by ICPDH, which indirectly holds IC Power’s interests in Energuate, RECSA and Guatemel. The pledged property includes ICPDH’s indirect equity interests in Energuate, RECSA and Guatemel.

The loan will accrue interest at a rate per annum of LIBOR + 4.00%, and matures on June 29, 2017. As of December 31, 2016, the aggregate principal amount outstanding under this facility was $120 million ($119 million net of transaction costs).

ICPI Mezzanine Financing Agreement

In June 2014, IC Power, through IC Power’s subsidiary ICPI, entered into a mezzanine financing agreement for NIS 350 million (approximately $93 million) to repay capital notes owed to IC. The agreement was entered into with Mivtachim the Workers Social Insurance Fund and Makefet Fund Pension and Provident Center. The loan is secured by all of ICPI’s assets (excluding the assets that are pledged to secure certain senior debt) and the free cash flow deriving from OPC-Rotem and is composed of three facilities: Facility A for NIS 150 million (approximately $40 million), which was fully repaid in January 2016, Facility B for NIS 200 million, and Facility C (only to cover shortfall amounts) for NIS 350 million (approximately $93 million). Facility C has not been used. All facilities are CPI-linked.

The principal of Facility B Loan will bear interest at a rate of 7.75% per year and accrue bi-annually. Principal and any linkage differentials thereon shall be paid in consecutive equal bi-annual installments until March 31, 2029, commencing on the earlier of: (i) the final maturity date of Facility A and (ii) the first anniversary after the end of OPC-Rotem’s “lock-up period.” As of December 31, 2016, the aggregate principal amount outstanding under these facilities was $52 million.

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

Tranche A loans under this facility, in an aggregate principal amount of up to $342 million, initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 2017 to LIBOR plus 5.50% per annum. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A., or COFIDE.

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

Tranche D loans under this facility, in an aggregate principal amount of up to $65 million, initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date after the interest payment date occurring after August 2017 to LIBOR plus 3.60% per annum. Principal of the Tranche D loans will be payable in 45 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche D loans will be secured by a credit insurance policy provided by SACE S.p.A.—Servizi Assicurativi del Commercio Estero.

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

In connection with the January 2015 spin-off of Kenon from IC, IC Power replaced the guarantee previously provided by IC to the syndicate of lenders with a guarantee from IC Power to the syndicate of lenders. As of December 31, 2016, the aggregate principal amount outstanding under this facility was $587 million ($579 million net of transaction costs).

Samay I Finance Facility

In December 2014, Samay I entered into a $311 million, seven-year syndicated secured loan agreement with a syndicate including The Bank of Tokyo-Mitsubishi, as administrative agent, and certain financial institutions, as lenders, and other parties thereto, or the Samay I Finance Facility, to build an open-cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru). The loan will initially bear interest at a rate of LIBOR plus 2.125% per annum, increasing to LIBOR plus 2.375% per annum beginning on the date after the interest payment date occurring at the end of 2017 and increasing further to LIBOR plus 2.625% per annum from the date after the interest payment date occurring at the end of 2020 through maturity; 29% of the total principal is payable in 23 quarterly payments commencing in July 2016; the other 71% of the total principal is payable at maturity. As of December 31, 2016, the aggregate principal amount outstanding under this facility was $311 million ($307 million net of transaction costs). Loans under this facility are secured by pledges of Samay I’s movable assets and onshore collateral accounts; a pledge over 100% of the equity interests in Samay I; mortgages of the Samay I real estate property, plant and generation and transmission concessions; collateral assignments of insurances and reinsurances in respect of Samay I; a conditional assignment of Samay I rights under certain contracts, including Samay I’s EPC contract; and trust agreement over certain cash flows of Samay I.

Las Flores Lease

In April 2014, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú under which the lessor provided financing for the acquisition of Las Flores from Duke Energy Corp. in an aggregate amount of $108 million. Under this lease agreement, Kallpa will make quarterly payments to the lessors through the expiration of this lease in October 2023. As of December 31, 2016, the aggregate principal amount outstanding under the Kallpa lease is $88 million.

Kallpa Notes Due 2026

In May 2016, Kallpa issued $350 million 4.875% senior unsecured notes due May 24, 2026. The proceeds of the notes were principally used to repay all of Kallpa’s outstanding debt in May 2016, other than debt relating to the Las Flores lease. The remainder of the proceeds were used for general corporate purposes. Interest on these notes is payable in arrears in May and November of each year. Principal will be fully paid at maturity.

As of December 31, 2016, the outstanding amount of these notes was $350 million ($326 million net of transaction costs).

Overseas Facility

In May 2016, OIP, a wholly-owned subsidiary of IC Power, entered into a $100 million loan agreement, or the Overseas Facility, with Credit Suisse and the Bank of Nova Scotia. The Overseas Facility is guaranteed by IC Power and ICP and secured by shares of Inkia. The Overseas Facility includes a mandatory prepayment provision in the event of an IC Power initial public offering, upon which payment the pledge will be released. The Overseas Facility will mature on November 9, 2017 and bears interest as follows:

•	90-day LIBOR plus 5.00% (for the period from the funding date to the 6-month anniversary of the funding date);

•	90-day LIBOR plus 5.75% (for the period from one day after the 6-month anniversary of the funding date to the 12 month anniversary of the funding date); and

•	90-day LIBOR plus 6.50% for any period thereafter.

The Overseas Facility was fully drawn on August 31, 2016. Pursuant to the Overseas Facility, in October 2016, IC Power fully repaid all its obligations under its $75 million note payable to Kenon. In addition, the Overseas Facility provides that IC Power may make further payments of no more than $75 million to Kenon. For further information on IC Power’s $220 million of notes payable to Kenon, see “—Debt Owed to Kenon from Subsidiaries—$220 Million of Notes from IC Power.”

As of December 31, 2016, the outstanding amount of this facility was $100 million ($97 million net of transaction costs).

COBEE Bonds

COBEE III Bonds. In February 2010, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $40 million in multiple series. In March 2010, COBEE issued and sold three series of notes in the aggregate principal amount of $14 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $17 million. COBEE amortizes the premium of these notes over the respective terms of these notes, reducing the interest expense related to these notes. The Series A Notes, in the aggregate principal amount of $4 million, mature in February 2014. The Series B Notes, in the aggregate principal amount of $4 million, pay interest semi-annually at the rate of 6.50% per annum through maturity in February 2017. Principal on these notes will be paid in two equal annual installments commencing in February 2016. The Series C Notes, in the principal amount of Bs.44.2 million (approximately $6 million), pay interest semi-annually at the rate of 9.00% per annum through maturity in January 2020. Principal on these notes will be paid in four equal annual installments commencing in February 2017.

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $11 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $13 million. COBEE amortizes the premium of these notes over the respective terms of these notes, reducing the interest expense related to these notes. The first series of these notes, in the aggregate principal amount of $5 million pays interest semi-annually at the rate of 6.75% per annum through maturity in March 2017. Principal on these notes is payable at maturity. The second series of these notes, in the aggregate principal amount of Bs.43 million (approximately $6 million), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. As of December 31, 2016, the outstanding amount of these notes was $20 million (excluding a $1 million premium).

COBEE IV Bonds. In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $60 million in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $20 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $21 million. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. Principal on the Series A Notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 7.0% per annum through maturity in January 2020. Principal on the Series B Notes will be paid in four equal semi-annual installments commencing in July 2018. The Series C Notes, in the aggregate principal amount of Bs. 84 million (approximately $12 million) pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024. Principal on the Series C Notes will be paid in eight semi-annual installments commencing in July 2020.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $20 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $22 million. The first series of these notes, in the aggregate principal amount of $5 million, pays interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs.105 million (approximately $15 million), pays interest semi-annually at the rate of 7.80% per annum through maturity in October 2024. As of December 31, 2016, the outstanding amount of these notes was $60 million (excluding a $4 million premium).

CEPP Bonds

In November 2013, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $25 million in multiple series. During the first quarter of 2014, CEPP issued $25 million of its 6.00% bonds due in January and March 2019. Part of these funds were used to prepay $15 million of its 7.75% bonds outstanding due in May 2014. As of December 31, 2016, the aggregate principal amount outstanding under these bonds was $10 million.

Central Cardones

In connection with IC Power’s acquisition of Central Cardones in December 2011, IC Power consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $37 million and $21 million, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 24 semi-annual installments through maturity in August 2021. Loans under the second tranche bear interest at the rate of LIBOR plus 2.75% per annum, interest is payable semi-annually and the principal is payable at maturity, and the loan matures in August 2019. As of December 31, 2016, the aggregate principal amount outstanding under these loans was $35 million.

Colmito

In January 2014, Colmito entered into a 12,579 million Chilean pesos (approximately $23 million) 14-year credit agreement with Banco Bice. The loan under this facility bears interest at a rate of 7.9% Chilean pesos per annum and is paid semi-annually through maturity in December 2028. Principal on this facility is payable semi-annually. In February 2014, Colmito entered into a cross-currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars. As of December 31, 2016, the aggregate principal amount outstanding under this loan was 11,211 million Chilean pesos (approximately $17 million).

JPPC

In March 2012, JPPC entered into a five-year $21 million syndicated loan agreement with RBC Royal Bank (Trinidad and Tobago) Limited, RBC Royal Bank (Jamaica) Limited and RBC Merchant Bank (Caribbean) Limited. The loan under this facility bears interest at a rate of LIBOR + 5.5% per annum and is payable in quarterly installments. Principal on this facility is payable in quarterly payments. JPPC entered into an interest rate swap contract to fix its interest at a rate of 6.46% per annum. As of December 31, 2016, the aggregate principal amount outstanding under this loan was $1 million (excluding transaction costs).

ICPNH

In October 2007, Amayo I entered into a 15-year $71 million loan agreement with Banco Centroamericano de Integración Económica, or CABEI. The term loan is secured by a first degree mortgage over all of the improvements executed on Amayo I’s project site, cessation of all of the project contracts, and the creation and maintenance of a reserve account for $2 million, to be controlled by CABEI. The loans under this facility bear interest at a rate of 8.45% or LIBOR + 4.00% per annum and are payable in quarterly installments.

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

In November 2013 and November 2014, Tipitapa Power entered into a five-year $7 million loan agreement and a four-year $5 million loan agreement, respectively, with Banco de América Central, or BAC. The term loans are secured by a commercial lien, industrial lien and a mortgage on the property. The loans under this facility bear interest at a rate of 8.35% and are payable in quarterly installments.

In December 2013, Corinto entered into a five-year $15 million loan agreement with BAC. The term loan is secured by a commercial lien and a mortgage on the barge Margarita II. The loan under this facility bears interest at a rate of 8.35% and is payable in quarterly installments.

As of December 31, 2016, the aggregate principal amount outstanding under these loans was $87 million.

Kanan Credit Facility

In May 2016, Kanan entered into a $55 million credit facility due 2021, or the Kanan Credit Facility. The Kanan Credit Facility replaced a short-term bridge loan from the Bank of Nova Scotia, which Kanan entered into in January 2016 to repay $50 million of an intercompany loan, reimburse costs and expenses incurred in connection with the Kanan project and purchase fuel, raw materials and other expenses. The Kanan Credit Facility bears interest on a quarterly basis at LIBOR + 3.00%. Scheduled amortizations of principal are payable quarterly commencing in June 2016 through maturity in March 2021. The Kanan Credit Facility is secured by all of Kanan’s assets. As of December 31, 2016, the outstanding amount of the Kanan Credit Facility is $46 million.

DEORSA Syndicated Loan Facility

In May 2011, DEORSA entered into a 10-year syndicated secured loan agreement providing for borrowings of up to $41 million and $90 million with a syndicate including Banco Agromercantil de Guatemala, S.A., as the manager of the guarantee and administrative agent, and certain financial institutions, as lenders, and other parties thereto, to finance the acquisition of DEORSA by its prior owner, to refinance DEORSA’s existing indebtedness as of the closing date of the acquisition, and to finance DEORSA’s working capital requirements. Loans under this loan agreement are secured by a pledge over DEORSA’s shares and a $41 million guarantee from DEORSA. The U.S. Dollar-denominated loans under this agreement bear interest at a fixed rate of 6.00% for the first two years and at a rate of 90-day US LIBOR plus 4.70% per annum through maturity on May 19, 2021. Guatemalan Quetzales-denominated loans under this agreement bear interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), or TAPP rate, as published by the Guatemalan Central Bank (Banco de Guatemala) for the most recent date as of the first day of the relevant interest period, less 5.6%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under this agreement (generally 2.81%) are payable in quarterly installments through maturity.

In May 2011, in connection with and pursuant to the terms of DEORSA’s syndicated loan agreement, DEORSA entered into an account trust agreement with Financiera Agromercantil, Sociedad Anonima, as collateral agent, pursuant to which the collateral agent is empowered, upon an event of default under the syndicated loan agreement, to take control of and manage certain accounts of DEORSA in order to make payments to the administrative agent in accordance with the terms of the syndicated loan agreement.

In April 2015, the loan agreement was amended and restated and, in accordance therewith, the amounts available under the facility were increased by $37 million and $21 million to fund, among other things, DEORSA’s operating and investment activities, repayment of certain outstanding indebtedness, and general corporate purposes. The additional $21 million facility is also secured by pledged collateral and a $9 million guarantee from DEORSA. The U.S. Dollar-denominated loans under the additional facility bear interest at a rate of 90-day US LIBOR plus 4.70% per annum (with a floor rate of 5.90%) for the first year and at a rate of 90-day US LIBOR plus 4.75% per annum (with a floor rate of 6.0%) through maturity on February 19, 2025. Guatemalan Quetzales-denominated loans under the additional facility bears interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), as published by the Guatemalan Central Bank for the most recent date as of the first day of the relevant interest period, less 6.10%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under the additional facility are payable in quarterly installments commencing in May 2018 through maturity.

In August 2016, DEORSA entered into an addendum to the loan agreement, which renewed two tranches under the loan agreement which had expired. The amounts available under the facility were increased by $16 million. The U.S. Dollar-denominated loan under the additional facility bears interest at a rate of LIBOR + 4.75% (with a floor rate of 6.00%). The Guatemalan Quetzales-denominated loan under the additional facility bears interest at a rate of the TAPP rate less 6.10%. Scheduled amortizations of the aggregate principal amount under the additional facility are payable in quarterly instalments commencing in May 2018 through maturity in February 2025. In August 2016, DEORSA drew down this additional $16 million under the DEORSA syndicated loan facility in order to make payments to the SAT in connection with tax claims raised by the SAT against Energuate in July 2016. For further information on the Energuate tax claims, see “Item 4.B Business Overview—Our Businesses—IC Power—Legal Proceedings—Energuate Tax Claims.”

As of December 31, 2016, the aggregate principal amount outstanding under the syndicated loan facility was $113 million.

DEOCSA Syndicated Loan Facility

In May 2011, DEOCSA entered into a 10-year syndicated secured loan agreement providing for borrowings of up to $54 million and $150 million with a syndicate including Banco Agromercantil de Guatemala, S.A., as the manager of the guarantee and administrative agent, and certain financial institutions, as lenders, and other parties thereto, to finance the acquisition of DEOCSA by its previous owner, to refinance DEOCSA’s existing indebtedness as of the closing date of the acquisition, and to finance DEOCSA’s working capital requirements. Loans under this loan agreement are secured by a pledge over DEOCSA’s shares and a $55 million guarantee from DEOCSA. The U.S. Dollar-denominated loans under this agreement bear interest at a fixed rate of 6.00% for the first two years and at a rate of 90-day US LIBOR plus 4.70% per annum through maturity on May 19, 2021. Guatemalan Quetzales-denominated loans under this agreement bear interest at a variable interest rate calculated by the TAPP rate, as published by the Guatemalan Central Bank for the most recent date as of the first day of the relevant interest period, less 5.6%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under this agreement (generally 2.81%) are payable in quarterly installments through maturity.

In May 2011, in connection with and pursuant to the terms of DEOCSA’s syndicated loan agreement, DEOCSA entered into an account trust agreement with Financiera Agromercantil, Sociedad Anonima, as collateral agent, pursuant to which the collateral agent is empowered, upon an event of default under the syndicated loan agreement, to take control of and manage certain accounts of DEOCSA in order to make payments to the administrative agent in accordance with the terms of the syndicated loan agreement.

In April 2015, the loan agreement was amended and restated and, in accordance therewith, the amounts available under the facility were increased by $51 million and $32 million to fund, among other things, DEOCSA’s operating and investment activities, repayment of certain outstanding indebtedness, and general corporate purposes. The additional $32 million facility is also secured by pledged collateral and a 105 thousand Guatemalan Quetzales (approximately $14 thousand) guarantee from DEOCSA. The U.S. Dollar-denominated loans under the additional facility bears interest at a rate of 90-day US LIBOR plus 4.70% per annum (with a floor rate of 5.90%) for the first year and at a rate of 90-day US LIBOR plus 4.75% per annum (with a floor rate of 6.0%) through maturity on February 19, 2025. Guatemalan Quetzales-denominated loans under the additional facility bear interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), as published by the Guatemalan Central Bank) for the most recent date as of the first day of the relevant interest period, less 6.10%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under the additional facility are payable in quarterly installments commencing in May 2018 through maturity.

In August 2016, DEOCSA entered into an addendum to the loan agreement, which renewed two tranches under the loan agreement which had expired. The amounts available under the facility were increased by $24 million. The U.S. Dollar-denominated loan under the additional facility bears interest at a rate of LIBOR + 4.75% (with a floor rate of 6.00%). The Guatemalan Quetzales-denominated loan under the additional facility bears interest at a rate of the TAPP rate less 6.10%. Scheduled amortizations of the aggregate principal amount under the additional facility are payable in quarterly instalments commencing in May 2018 through maturity in February 2025. In August 2016, DEOCSA drew down this additional $24 million under the DEOCSA syndicated loan facility in order to make payments to the SAT in connection with tax claims raised by the SAT against Energuate in July 2016. For further information on the Energuate tax claims, see “Item 4.B Business Overview—Our Businesses—IC Power—Legal Proceedings—Energuate Tax Claims.”

As of December 31, 2016, the aggregate principal amount outstanding under the syndicated loan facility was $174 million.

OPC-Hadera Financing

In July 2016, OPC-Hadera entered into a NIS 1 billion (approximately $261 million) loan agreement with Israel Discount Bank and Harel Insurance Group to finance the construction of OPC-Hadera’s power plant in Hadera. The financing will mature 18 years after the completion of the construction period, and includes a term loan facility, a standby facility, a debt service reserve amount, or DSRA, facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only), a hedging facility (for the construction period only), and a working capital facility (for the operation period only).

The term loan, standby, DSRA, and hedging facilities shall each bear interest at a rate of 2/3 Government CPI-linked Bond + 2.95% + 1/3 Government Bond + 2.95% per annum. The guarantees, VAT and working capital facilities shall each bear interest at a rate of the prime interest rate + 1.5% per annum. These terms are subject to OPC-Hadera’s credit rating.

As of December 31, 2016, OPC-Hadera had not made drawings under this loan agreement.

In March 2017, following the full investment of the project’s equity contribution, OPC-Hadera made its first drawings under the NIS 1 billion (approximately $261 million) loan agreement relating to the project.

Short-Term Loans

IC Power’s consolidated short term debt was $482 million (including $269 million of the current portion of long-term debt) as of December 31, 2016.

CEPP, COBEE, Puerto Quetzal, Samay I, CDA, Surpetroil, Corinto, Nejapa, DEORSA, DEOCSA, and Distribution Holdings have borrowed under short-term lines of credit with financial institutions in the Dominican Republic, Bolivia, Guatemala, Peru, Peru, Colombia, Nicaragua, El Salvador, Guatemala, Guatemala, and Singapore, respectively, under which they have borrowed $1 million, $4 million, $6 million, $32 million, $14 million, $1 million, $2 million, $4 million, $12 million, $18 million, and $120 million, respectively as of December 31, 2016. These short-term borrowings are primarily used to finance these businesses' respective operating activities.

Qoros’ Liquidity and Capital Resources

Qoros’ cash and cash equivalents was RMB465 million as of December 31, 2016, compared to approximately RMB257 million as of December 31, 2015. We have a 50% equity interest in Qoros and, and we do not exercise control over Qoros’ cash and cash equivalents.

Qoros’ principal sources of liquidity are cash inflows received from financing activities, including long-term loans, short-term facilities and capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans), and cash flows from car sales. Qoros has fully utilized its RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility, and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

Qoros has historically relied upon capital contributions, loans, guarantees and pledges from its shareholders (Chery and Kenon), and third party loans supported by its shareholders, to fund its development and operations. As of the date of this annual report, Qoros’ shareholders have made equity contributions in the aggregate amount of RMB10.4 billion and loans in the amount of RMB1.8 billion (including loans of RMB450 million from Ansonia to Quantum used to make back-to-back loans in the same amount to Qoros). In 2016, Qoros' shareholders each made shareholder loans to Qoros as follows:

•
in January and February 2016, Kenon made loans to Qoros of RMB275 million, using cash on hand and drawdowns under the IC Credit Facility; Chery provided RMB275 million shareholder loans on similar conditions as well;

•
in May, June and September 2016, Ansonia, which owns approximately 58% of the outstanding shares of Kenon, provided our wholly-owned subsidiary Quantum with loans of approximately $72 million, which Quantum used to make back-to-back loans to Qoros in an aggregate principal amount of RMB450 million. Wuhu Chery provided loans to Qoros in the same amount. Kenon did not make any loans or other investments in Qoros as part of these transactions; and

•
in December 2016, Kenon and Chery each provided shareholder loans of RMB250 million to Qoros. In addition, in connection with these shareholder loans, Kenon’s major shareholder Ansonia committed to fund RMB25 million of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances. As a result, the maximum amount of Kenon’s exposure with respect to its back-to-back guarantee obligations to Chery was reduced by RMB275 million to RMB825 million.

In March 2017, Kenon agreed to fund shareholder loans of up to RMB777 million to Qoros in two equal tranches. The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388.5 million. The proceeds of the first tranche loans will be used to support Qoros’ ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts. Kenon may fund the provision of the second tranche of loans. For more information see “—Qoros’ Liquidity and Capital Resources—Material Indebtedness—Shareholder Loans.”

Qoros is continuing to seek additional financing for its operations. For example, in April 2017, Quantum, Chery and Qoros entered into an agreement with Yibin, pursuant to which Yibin may invest significant amounts in Qoros, subject to government approval and the execution of amendments to Qoros’ joint venture agreement and articles of association, among other agreements.

As of the date of this annual report, Kenon has outstanding back-to-back guarantees to Chery of up to RMB425 million principal amount of Qoros’ indebtedness, plus certain interest and fees. For further information on Kenon's back-to-back guarantees with respect to Qoros' bank debt, see “—Kenon's Liquidity and Capital Resources.”

As of December 31, 2016, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.5 billion and current liabilities (excluding shareholder loans) of RMB4.0 billion, including trade and other payables of RMB2.7 billion, and current assets of RMB1.8 billion, including cash and cash equivalents of RMB465 million (of which RMB194 million was used in January 2017 in connection with Qoros' payment under its RMB3 billion facility). Qoros uses a portion of its liquidity to make debt service payments, including principal payments on its RMB3 billion facility. Qoros is currently required to make principal payments on its RMB3 billion facility and will be required to make principal payments on its RMB1.2 billion facility and RMB700 million facility beginning in August 2017 and May 2018, respectively. Qoros’ lenders have agreed to reschedule principal payments under the RMB3 billion and RMB1.2 billion scheduled to occur in 2017 and 2018, with principal payments scheduled to occur between 2019 and 2022 (in the case of the RMB3 billion facility) and between 2019 and 2024 (in the case of the RMB1.2 billion facility).

Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources. For further information on the risks related to the effect of Qoros’ liquidity situation on its relationship with its supplies, see “Item 3.D. Risk Factors—Risk Factors Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.”

Qoros is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales. Qoros will need to secure additional financing to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, in which case Kenon may lose its entire investment in Qoros and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt and pledges over Qoros shares by Quantum may be enforced.

Alternatively, Chery or other investors, such as Yibin, may choose to make additional investments in Qoros (without a corresponding Kenon investment) which may result in a dilution of Kenon’s interest. For information on the risks related to Qoros’ liquidity, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros depends on additional financing to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures.”

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

Material Indebtedness

As of December 31, 2016, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.5 billion, consisting of non-current loans and borrowings of RMB4.3 billion and current loans and borrowings of RMB1.2 billion (excluding shareholder loans). Set forth below is a discussion of Qoros’ material indebtedness.

RMB3 Billion Syndicated Credit Facility

On July 23, 2012, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw down loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB3 billion. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loans bear interest at LIBOR + 4.8% per annum. Outstanding loans are repayable within ten years from July 27, 2012, the first draw down date. The first and second scheduled repayment dates were in July 2015 and January 2016, respectively. Subsequent repayment dates occur every six months after the preceding repayment date. Qoros’ lenders under this facility have agreed to reschedule principal payments from 2017 and 2018 with principal payments scheduled to occur between  2019 and 2022.

Qoros’ RMB/USD dual currency fixed rate credit facility is secured by Qoros’ manufacturing facility, the land use right for the premises on which such manufacturing facility is located, and its equipment, and properties, and several guarantees, including a joint, but not several, guarantee from each of Chery and Changshu Port. Loans under this facility are severally guaranteed by (i) Changshu Port for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees and (ii) Chery for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees. Kenon has outstanding a back-to-back guarantees to Chery of RMB425 million in respect of Chery’s guarantee of this facility. For further information on Kenon’s back-to-back guarantee obligations to Chery see “—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.”

Qoros’ syndicated credit facility contains financial, affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions. Although Qoros’ debt-to-asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of the syndicated credit facility, in 2014 and 2016, the syndicated consortium of Qoros’ syndicated credit facility waived Qoros’ compliance with the financial covenants under this facility through the first half of 2017 and the first half of 2020. As a result, Qoros will not be required to comply with these financial covenants until July 2020 (or later, if additional waivers are granted). The waivers also provide that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group or the lender under the working capital facility, as applicable, for consideration. Should Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after the waiver period, and Qoros’ syndicated lenders do not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility.

For further information on the risks related to Qoros’ indebtedness, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is significantly leveraged.”

As of December 31, 2016, the aggregate amount outstanding on this loan was approximately RMB2.8 billion.

RMB1.2 Billion Syndicated Credit Facility

In July 2014, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB1.2 billion for the research and development of C-platform derivative models. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time + 10.0% and the USD loans bear interest at LIBOR + 5.0% per annum. Outstanding loans are repayable within ten years from August 19, 2014, the first draw down date. The first scheduled repayment date was expected to occur on August 19, 2017 (or 36 months after the first draw down date) with subsequent repayment dates occurring every six months after the preceding repayment date. Qoros’ lenders under this facility have agreed to reschedule principal payments from 2017 and 2018 with principal payments scheduled to occur between 2019 and 2024.

Up to 50% of the indebtedness incurred under this facility is secured by Quantum’s pledge of approximately 23% of the shares in Qoros, including dividends deriving therefrom. Wuhu Chery has also pledged approximately 23% of the shares in Qoros, including dividends derived therefrom, to secure up to 50% of the indebtedness incurred under this facility. The pledge agreement under which Quantum has pledged its equity interest in Qoros includes provisions setting forth, among other things, (i) minimum ratios relating to the value of Quantum’s pledged securities, (ii) Quantum’s ability to replace the pledge of its equity interest in Qoros with a pledge of cash collateral or to pledge cash collateral instead of pledging additional shares, representing up to 100% of Quantum’s equity interest in Qoros, and (iii) the events (e.g., Qoros’ default under the syndicated facility) that entitle the Chinese bank to enforce its lien on Quantum’s equity interest. In the event that the value of Qoros' equity decreases and Quantum's shares of Qoros' equity is not sufficient to cover its proportionate stake of the pledge, Quantum has the option to provide additional collateral to secure the RMB1.2 billion facility. However, in the event that Quantum does not provide such additional collateral, the lenders under the facility may be entitled to sell some or all of Quantum's shares in Qoros.

In connection with Kenon's December 2016 shareholder and March 2017 funding of shareholder loans to Qoros, pursuant to which Kenon’s back-to-back guarantee obligations to Chery have been partially, and may be fully released, Quantum has pledged shares in Qoros to Chery to secure the back-to-back guarantee reductions (i.e., if Chery is required to make payments on its guarantee of Qoros’ debt, then to the extent that Chery makes payments that would have been reimbursed by Kenon but for the back-to-back guarantee reduction, Chery will be entitled to enforce this pledge). Chery may also borrow from Quantum up to 10% of Qoros’ outstanding shares to meet its pledge obligations under the RMB1.2 billion credit facility. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances, Quantum must pledge additional shares (to the extent it has unencumbered shares), and in other circumstances the pledged shares may be released and the borrowed shares must be returned (e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion credit facility).

The syndicated loan agreement includes covenants (including financial covenants) and events of default and early payment for violation provisions.

For further information on the risks related to Qoros’ indebtedness, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is significantly leveraged.”

As of December 31, 2016, the aggregate principal amount outstanding on this loan was approximately RMB1.2 billion.

RMB700 Million Syndicated Credit Facility

In May 2015, Qoros entered into a RMB700 million facility with a bank consortium for the purpose of research and development into a hybrid electric vehicle. Under the facility, Qoros can draw down loans in either RMB or USD, up to an aggregate principal amount of RMB700 million. The loan agreement covers a period of 102 months starting in May 2015, and is secured by a guarantee by Chery and a pledge over Qoros’ 90 vehicle patents. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China +10%, and the USD loan bears interest of LIBOR+3.5% per annum.

The RMB700 million is guaranteed by Chery. We provided a back-to-back guarantee to Chery in respect of this facility. For further information on Kenon’s back-to-back guarantee obligations to Chery, see “—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery.”

As of December 31, 2016, Qoros drew down a total of RMB700 million. The facility includes covenants and event of default provisions.

As of December 31, 2016, the aggregate principal amount outstanding on this loan was approximately RMB700 million.

For further information on the risks related to Qoros’ indebtedness, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros is significantly leveraged.”

Working Capital Facilities

Qoros is party to various short-term and working capital facilities. As of December 31, 2016, the balance of these facilities was RMB205 million.

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

Shareholder Loans

As of the date of this annual report, Qoros’ shareholders have provided Qoros with RMB1.8 billion in shareholder loans (including loans of RMB450 million from Ansonia to Quantum used to make back-to-back loans in the same amount to Qoros). A portion or all these shareholder loans may be converted into equity.

Ansonia and Chery Back-to-Back Loans to Qoros

In May, June and September 2016, Ansonia, which owns approximately 58% of the outstanding shares of Kenon, provided Quantum with loans of approximately $72 million. Quantum used the proceeds of these loans to make back-to-back loans in an aggregate principal amount of RMB450 million to Qoros to support Qoros’ working capital requirements; Wuhu Chery provided loans to Qoros in the same amount.

Additionally, Qoros has secured Quantum’s and Wuhu Chery’s loans with a pledge of certain collateral. Quantum has agreed to assign its rights, title and interests in the collateral securing the Quantum loan to Ansonia. Qoros’ pledge of this collateral will be released upon a conversion of the shareholder loans into equity (as described below) or upon repayment.

In order to facilitate a potential investment by a third party in Qoros, Ansonia’s loans are automatically convertible into equity in Quantum in the event of a third-party financing at Qoros that meets certain conditions, unless Ansonia’s loans are to be repaid in connection with such third-party financing. The loans that Ansonia made to our subsidiary Quantum (which were used by Quantum to make back-to-back loans to Qoros) may be converted into equity of Quantum at a discount to the implied value of Qoros based upon the receipt of third-party financing. Upon such conversion, Kenon’s indirect interest in Qoros will be diluted. After a conversion of Ansonia’s loans into equity in Quantum, and until the third anniversary of such conversion, Ansonia will have the option to convert its equity holdings in Quantum into an equivalent value of equity holdings in Qoros, subject to the receipt of regulatory approvals, Qoros’ corporate approvals, and Chery’s and Wuhu Chery’s approvals.

Prior to a conversion of Ansonia’s loans into equity in Quantum, the loans can be repaid by Quantum without penalty or premium.

To support Qoros in light of Qoros’ financing needs, Kenon has worked with its major shareholder, Ansonia, to facilitate Ansonia’s provision of loans to Qoros (through Quantum, as described above).

December 2016 Shareholder Loans to Qoros

In December 2016, Kenon provided a RMB250 million shareholder loan to Qoros, and in connection with this loan from Kenon, the maximum amount of Kenon’s exposure with respect to its back-to-back guarantee obligations to Chery was reduced by RMB275 million as follows. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the EXIM Bank was reduced from RMB750 million to RMB500 million. In addition, Kenon’s major shareholder Ansonia committed to fund RMB25 million of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances.

In connection with Kenon’s loan to Qoros, Chery also agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans were used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Quantum pledged approximately 6% of the shares in Qoros to Chery to secure the back-to-back guarantee reduction of RMB250 million (i.e., if Chery is required to make payments on its guarantee of Qoros’ debt, then to the extent that Chery makes payments that would have been reimbursed by Kenon but for the back-to-back guarantee reduction, Chery will be entitled to enforce this pledge). Chery may also borrow from Quantum up to 5% of Qoros’ outstanding shares to meet its pledge obligations under the RMB1.2 billion credit facility. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances, Quantum must pledge additional shares (to the extent it has unencumbered shares), and in other circumstances the pledged shares may be released and the borrowed shares must be returned (e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion credit facility).

March 2017 Shareholder Loans to Qoros

In March 2017, Kenon agreed to fund shareholder loans of up to RMB777 million to Qoros in two equal tranches in connection with the full release of its remaining back-to-back guarantee obligations (plus related interest and fees) to Chery.

In March 2017, Kenon funded shareholder loans of RMB388.5 million to Qoros in connection with a reduction of RMB425 million of Kenon’s back-to-back guarantees, together with related interest and fees. As part of this first tranche loans to Qoros, Kenon funded 50% of this amount on behalf of Chery in connection with 50% of the guarantee reduction discussed above and 50% of this amount on behalf of Kenon. Kenon also pledged Qoros shares to Chery (as discussed below) in connection with the remaining 50% of the guarantee reduction.

Should the second tranche of loans be provided, they are expected to be made on substantially similar terms to the first tranche loans. Kenon’s remaining back-to-back guarantee obligations to Chery will be fully released upon its provision of the second tranche loans.

In the event that Chery’s obligations under its guarantees are reduced, in whole or in part, through amortization of the loans or guarantee releases, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery’s behalf (i.e., up to RMB388.5 million) or a release of the shares pledged to Chery, as applicable.

Kenon’s subsidiary Quantum has pledged approximately 5% of the outstanding shares in Qoros in connection with the first tranche of loans, and will pledge an additional amount of shares in connection with its provision of the second tranche of loans. In addition, Chery may also borrow from Quantum 5% of Qoros’ outstanding shares in connection with Kenon’s provision of the first and second tranche of loans. The number of Qoros shares pledged to Chery which are borrowed from Quantum is subject to adjustment from time to time.

The proceeds of the first tranche of loans was used to support Qoros’ ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts.

ZIM’s Liquidity and Capital Resources

As of December 31, 2016, ZIM had an aggregate amount of $158 million in cash and cash equivalents, as compared to $219 million of cash and cash equivalents as of December 31, 2015.

During the year ended December 31, 2016, ZIM generated $33 million from operating activities, $142 million from investing activities and used $229 million in financing activities.

ZIM has a large amount of debt and other liabilities. As of December 31, 2016, ZIM had approximately $1.5 billion of outstanding loans and liabilities to be repaid between 2017 through 2028, of which $45 million constituted short-term debt. On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion, and revising its minimum liquidity, fixed charge coverage ratio, and total leverage ratio covenants, which were further amended in September 2015, March 2016 and September 2016.

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

In light of the continued unfavorable container shipping market conditions, ZIM has taken various steps to address its liquidity and financial position. Accordingly, ZIM approached certain of its creditors to reschedule upcoming payments, and ZIM’s creditors agreed to allow ZIM to defer payments in a total amount of approximately $116 million during a period of up to 12 months from September 30, 2016. Repayments of the deferred amounts will begin on January 1, 2018, and ZIM secured the deferred amounts with a receivables-backed facility. In addition, the fixed charge cover ratio and total leverage ratio covenants, which ZIM is subject to pursuant to its July 2014 financial restructuring, have been amended and will be required on March 31, 2018 and thereafter.

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

Primus’ Liquidity and Capital Resources

As of December 31, 2016, Primus had cash and cash equivalents of approximately $0.4 million.

The implementation of Primus’ business plan requires additional capital to enable Primus to continue to develop its commercial operations. Primus expects such funding to be provided by us either through capital contributions or shareholder loans, or by new investors in Primus. Primus’ principal liquidity requirements relate to its operating expenses and investments in various development projects. A lack, or delay, of financing could delay, or prevent completely, Primus’ research and commercial development or result in its immediate liquidation or dissolution.

In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed appropriate to facilitate Primus’ operational and development capital requirements. Through our wholly-owned subsidiary IC Green, we have provided Primus a total of $26 million (including accrued interest) via a series of convertible notes through December 31, 2016. In 2017, we provided Primus an additional $3.3 million via convertible notes.

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

C.            Research and Development, Patents and Licenses, Etc.

Kenon did not have significant research and development expenses during the years ended December 31, 2016, 2015 and 2014.

D.            Trend Information

The following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors.” For further information on the recent developments of Kenon and our businesses, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Trend Information

Peru Power Market

As a result of the completion of various plants in Peru in recent years (including Samay I, IC Power’s 632 MW cold-reserve thermoelectric plant that reached COD in May 2016, and CDA, IC Power’s 545 MW run-of-the-river hydroelectric plant, which reached COD in August 2016), the generation capacity in Peru increased at a faster rate than the demand for such electricity, resulting in an oversupply of capacity in the Peruvian market and therefore a corresponding downward pressure on energy and capacity prices. IC Power expects this trend in energy prices to continue in the next few years. IC Power does not have any major PPAs scheduled to expire during 2017. However, for the next few years, IC Power will face the current soft energy price market for any upcoming new PPA negotiations, renegotiations under existing PPAs and spot market sales.

IC Power’s Peruvian energy and capacity is mainly sold pursuant to long-term PPAs. The counterparties to these PPAs consist primarily of large end users, such as industrial and mining companies, and distribution companies that aggregate the energy consumption of many end users in each of their concession areas. The current soft energy prices are leading some customers of distribution companies in Peru that are eligible to purchase energy as unregulated customers to purchase energy directly from power generators (instead of from power distributors). To the extent that such distribution customers elect to purchase energy directly from power generators, this could result in lower volumes of energy sold under IC Power’s PPAs with distribution companies. In addition, to the extent these unregulated customers purchase capacity and energy directly from IC Power, the energy prices that it realizes from sales to these customers in the current price environment could be lower than the prices that IC Power realizes under the PPAs with the power distributors, which could impact IC Power’s margins due to certain large mining and industrial projects.

Currently, no significant new additions of base load units are expected to be completed for the Peruvian system other than those contemplated for 2017 and, as a result, energy prices may recover progressively over the next few years as the system energy demand increases.

Qoros

For the year ended December 31, 2016, Qoros sold approximately 24,000 vehicles, as compared to approximately 14,000 vehicles in 2015. Qoros expects it will have fewer vehicle sales in Q1 2017 as compared to Q1 2016, in which period Qoros sold approximately 4,900 vehicles. Qoros believes that its sales figures will continue to fluctuate in the near-term.

Qoros’ sales are subject to conditions in the Chinese passenger vehicle market. Following the economic slowdown and volatility in the Chinese stock market in 2015, China’s central government enacted a tax policy to incentivize the sale of domestic vehicles by lowering purchases taxes on certain vehicles, including Qoros’ vehicles, until January 1, 2017 from 10% to 5%. In December 2016, the tax incentive was extended for 2017; effective January 1, 2017, the purchase tax will be 7.5%, before increasing to 10% on January 1, 2018. If the tax policy is not further extended beyond 2017, this could materially affect demand for Qoros’ vehicles.

During 2016, dealers and OEMs offered customers a variety of inducements to purchase vehicles, including price reductions. In line with many of its competitors, Qoros announced price reductions on all its vehicle models. In 2017, dealers and OEMs have continued to reduce prices and offer further inducements to purchase vehicles. Qoros expects the downward pressure on vehicle prices to continue for the next few years.

As of December 31, 2016, Qoros’ dealerships included 115 points of sales, 18 additional points of sales under construction and Memorandums of Understanding with respect to the potential development of 18 additional points of sales.

Qoros’ strategy is to expand its dealer network and open new points of sales. As part of its strategy to increase its sales, Qoros intends to increase the size of its dealer network by expanding into smaller Chinese cities (e.g., Tier 3 and Tier 4 cities) and creating incentives for its high-performing dealers to open additional points of sales.

Qoros continues to require additional cash to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures. For further information on Qoros’ liquidity requirements, see “—Qoros' Liquidity and Capital Resources” and “Item 3D. Risk Factors—Risks Related to Our Interest in Qoros—Qoros will require additional capital resources to meet its operating expenses.”

ZIM

The container shipping industry is volatile and experienced a sustained cyclical downturn in the second half of 2015 and 2016. Freight rates, which are primarily driven by containerized demand and supply balance, have historically been highly volatile. Freight rates declined in each of 2014, 2015 and 2016, mainly as a result of the industry’s ongoing oversupply of capacity. However, freight rates have begun to increase moderately during the second half of 2016, as a result of, among other factors, carriers’ attempts to handle overcapacity by increasing idle fleet levels and intensive scrapping activity, as well as the receivership of Hanjin, one of the leading companies in the shipping industry.

Bunker prices have decreased since the beginning of 2014. However, bunker prices increased moderately throughout 2016, reaching an annual peak by the year end, as a result of producer’s efforts to limit supply.

Should the trend of overcapacity continue to depress freight rates, this could negatively affect the container shipping industry and also affect ZIM’s business, financial position, results of operations, cash flows and ZIM’s compliance with certain financial covenants under its various debt instruments.

E.             Off-Balance Sheet Arrangements

Neither Kenon nor any of its subsidiaries are party to off-balance sheet arrangements.

F.             Tabular Disclosure of Contractual Obligations

Kenon

The following table sets forth Kenon’s contractual obligations (including future interest payments) and commercial commitments as of December 31, 2016:

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	($ millions)
Kenon’s stand-alone contractual obligations[1,2]	$224	$—	$—	$—	$224
IC Power’s consolidated contractual obligations[3]	$8,492	$1,611	$968	$1,580	$4,333

Total contractual obligations and commitments	$8,716	$1,611	$968	$1,580	$4,557

1.	Represents $200 million, plus interest and fees of $24 million, outstanding under the IC Credit Facility as of December 31, 2016.
2.	Excludes Kenon's back-to-back guarantees to Chery and convertible loans between Ansonia and Quantum.
3.	For further information on IC Power’s consolidated contractual obligations, see “—Tabular Disclosure of Contractual Obligations—IC Power” below.

As of the date of this annual report, Kenon has outstanding back-to-back guarantee obligations to Chery of up to RMB425 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. For further information on, and the risks related to, the guarantees provided by Kenon in respect of Qoros’ debt, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Kenon’s Commitments and Obligations—Back-to-Back Guarantees Provided to Chery” and “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Kenon has “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a substantial portion of its interests in Qoros to secure Qoros’ bank debt.”

IC Power

The following table sets forth IC Power’s contractual obligations (including future interest payments) and commercial commitments as of December 31, 2016, on a consolidated basis.

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	($ millions)
Credit from banks and others	$220	$220	$-	$-	$-
Loans from banks and others, debentures, and lease agreements[1]	2,467	341	228	977	921
Trade payables	329	285	10	22	12
Other payables and credit balances	57	57	-	-	-
Purchase obligations[2]	4,431	221	433	547	3,230
Operating and maintenance agreements[3]	832	358	274	34	166
Obligations under EPC Contract Retirement[4]	156	129	23	-	4

Total contractual obligations and commitments	$8,492	$1,611	$968	$1,580	$4,333

1.
Consists of estimated future payments of principal, interest and premium on loans from banks and others, debentures, and lease agreements, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2016 and assuming that all principal payments and payments at maturity on loans from banks and others, debentures, and lease agreements, will be made on their scheduled payment dates. Also includes the interest rate swaps relating to these obligations, which are calculated based on the LIBOR interest rate set forth in the applicable interest rate swap contract plus the applicable fixed spread.

2.
Consists of purchase commitments for natural gas and gas transportation pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2016.

3.	Consists of future payments to be made under services contract with Siemens based on its projections of the hours of service of Kallpa’s turbines.
4.	Consists of future payments to be made under EPC contract, assuming that all progress and completion payments will be made on their scheduled payment dates.

Qoros

The following table sets forth Qoros’ contractual obligations (including future interest payments) and commercial commitments as of December 31, 2016:

	Payments Due by Period
	Total	Less Than One Year[1,2]	One to Two Years[2]	Two to Five Years	More than Five Years
	(in millions of RMB)
Loans and borrowings[3]	7,870	2,881	853	2,646	1,490
Trade and other payables	2,810	2,685	21	104	—

Total contractual obligations	10,680	5,566	874	2,750	1,490

1.	Includes principal of RMB194 million, which was repaid by Qoros in January 2017.
2.
Qoros’ lenders have agreed to reschedule principal payments under the RMB3 billion and RMB1.2 billion scheduled to occur in 2017 and 2018, with principal payments scheduled to occur between 2019 and 2022 (in the case of the RMB3 billion facility) and between 2019 and 2024 (in the case of the RMB1.2 billion facility).

3.	Includes RMB1.4 billion of shareholder loans as of December 31, 2016.

G.            Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. Directors, Senior Management and Employees

A.            Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Term Begins	Term Expires
Antoine Bonnier	34	Board Member	2016	2017
Laurence N. Charney	70	Chairman of the Audit Committee, Compensation Committee Member	2016	2017
Cyril Pierre-Jean Ducau	37	Chairman of the Board, Nominating and Corporate Governance Committee Member	2016	2017
N. Scott Fine	59	Audit Committee Member, Compensation Committee Member	2016	2017
Aviad Kaufman	46	Compensation Committee Member	2016	2017
Vikram Talwar	67	Audit Committee Member, Nominating and Corporate Governance Committee Member	2016	2017

Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Yoav Doppelt	47	Chief Executive Officer
Robert Rosen	44	General Counsel
Tzahi Goshen	41	Chief Financial Officer
Barak Cohen	35	Vice President of Business Development and Investor Relations

Biographies

Directors

Antoine Bonnier. Mr. Bonnier is currently an Investment Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Pacific Drilling S.A. and of Primus Green Energy, Inc., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our audit committee. Mr. Charney retired from Ernst & Young LLP, or Ernst & Young, in June 2007, where, over the course of his more than 35-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations include board tenure with Pacific Drilling S.A. and IC Power Ltd, along with Kenon, as well as Marvel Entertainment, Inc. (through December 2009) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia Holdings Singapore B.V. and the Managing Director of Quantum Pacific Ventures Limited. He is a member of the board of directors of Pacific Drilling S.A., Quantum Pacific Shipping Services Pte. Ltd., Ansonia Holdings Singapore B.V. and IC Power Ltd., as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine is the Chief Executive Officer and Chairman of CTD Holdings Inc., a biotechnology company focused on developing novel therapeutics based on cyclodextrin technologies. Mr. Fine is also Lead Director for Forward Industries, Sole Director of Operational Technologies Stichting and director of Pacific Drilling S.A. Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, buy and sell side mergers and acquisitions, strategic advisory work and corporate restructurings. Much of his time has been focused on transactions in the healthcare and consumer products area, including time with The Tempo Group of Jakarta, Indonesia. Mr. Fine was the lead investment banker on the IPO of Keurig Green Mountain Coffee Roasters and Central European Distribution Corporation, or CEDC, a multi-billion-dollar alcohol company. He was also involved in an Equity Strategic Alliance between Research Medical and the Tempo Group. Mr. Fine continued his involvement with CEDC, serving as a director from 1996 until 2014, during which time he led the CEDC Board's successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. He also served as Sole Director of Better Place Inc. from 2013 until 2015. In that role, Mr. Fine successfully managed the global wind down of the company in a timely and efficient manner which was approved by both the Delaware and Israeli courts. Mr. Fine devotes time to several non-profit organizations, including through his service on the Board of Trustees for the IWM American Air Museum in Britain. Mr. Fine has been a guest lecturer at Ohio State University’s Moritz School of Law.

Aviad Kaufman. Mr. Kaufman is the Chief Financial Officer of Quantum Pacific (UK) LLP, the chairman of IC, a board member of Israel Chemicals Ltd., IC Power Ltd., Lynav Holdings Ltd., Lynav Shipping Ltd. and Maraval II Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2012, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific Advisory Limited. From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s Degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

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

Senior Management

Yoav Doppelt. Mr. Doppelt is our Chief Executive Officer and has served in this capacity since our inception in 2014. Mr. Doppelt also served as the Chief Executive Officer of XT Investments Group (formerly known as Ofer Investments Group) from its inception in 2007 to 2014 and served as the Chief Executive Officer of XT Capital (formerly known as Ofer Hi-Tech) from 2001 to 2014. Mr. Doppelt joined the XT Group (formerly known as Ofer Group) in 1996 and has been with XT Capital since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt has held various finance and managerial positions in the XT Group since joining. Mr. Doppelt has previously served as a member of the board of directors of a number of public companies and was actively involved in numerous investments within the private equity and high-tech arenas. Currently, Mr. Doppelt serves as the chairman of the board of IC Power Ltd. and a member of the board of directors of ZIM. Mr. Doppelt has extensive operational and business experience in growth companies and has successfully led several private equity exit transactions. Recently, Mr. Doppelt has been actively involved in the public offering of equity and debt instruments in the U.S. Mr. Doppelt holds a Bachelor’s Degree in Economics and Management from the Faculty of Industrial Management at the Technion—Israel Institute of Technology, Haifa, Israel and a Master’s of Business Administration from Haifa University, Israel.

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

Tzahi Goshen. Mr. Goshen is our Chief Financial Officer and has served in this capacity since our inception in 2014. Prior to joining Kenon as Chief Financial Officer, Mr. Goshen served as the Controller of IC since 2008. Mr. Goshen was responsible for all aspects of IC’s financial reporting as a public company. Mr. Goshen also served as the Controller of Gemini Israel Funds Ltd., a venture capital fund, from 2006 to 2008. Mr. Goshen has vast experience in overseeing the corporate financial activities of traded companies, including acquisitions, tax planning, accounting and reporting, and internal auditing. Mr. Goshen also serves as a member of IC Power Ltd.’s board of directors and audit committee. Mr. Goshen holds a Bachelor’s Degree in Accounting from the College of Management and is a certified public accountant in Israel.

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

B.            Compensation

For the year ended December 31, 2016, the aggregate compensation paid (comprising remuneration and the aggregate fair market value of equity awards granted) to our directors and executive officers was approximately $5 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a compensation committee comprised entirely of independent directors. We have availed ourselves of this exemption, as one of the members of our nominating and corporate governance committee is non-independent under NYSE standards. Other than with respect to this exemption, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies.

Board of Directors

Our constitution gives our board of directors general powers to manage our business. The board of directors, which consists of eight directors, and of which Cyril Pierre-Jean Ducau serves as our Chairman, oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives.

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

Although we are permitted to follow home country practice in lieu of the requirement to have a board of directors comprised of a majority of independent directors, we have determined that we are in compliance with this requirement and that a majority of our board of directors is independent according to the NYSE’s listing standard. Our board of directors has affirmatively determined that each of Antoine Bonnier, Laurence N. Charney, N. Scott Fine, Aviad Kaufman and Vikram Talwar, representing five of our six directors, are currently “independent directors” as defined under the applicable rules and regulations of the NYSE.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a compensation committee comprised entirely of independent directors. We have availed ourselves of this exemption, as one of the members of our nominating and corporate governance committee is non-independent under NYSE standards.

The members of our nominating and corporate governance committee are Cyril Pierre-Jean Ducau and Vikram Talwar. Our nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the NYSE  for foreign private issuers.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a compensation committee comprised entirely of independent directors. Nonetheless, we have determined that we are in compliance with this requirement and that the members of our compensation committee, Laurence N. Charney, N. Scott Fine and Aviad Kaufman are independent directors as defined under the applicable rules and regulations of the NYSE. Our compensation committee operates under a written charter that satisfies the applicable standards of the NYSE.

Code of Ethics and Ethical Guidelines

Our board of directors has adopted a code of ethics that describes our commitment to, and requirements in connection with, ethical issues relevant to business practices and personal conduct.

D.            Employees

As of December 31, 2016, 2015 and 2014 we, and our consolidated businesses, employed 2,105, 1,361 and 1,379 individuals, respectively, as follows:

	Number of Employees as of December 31,
Company	2016	2015	2014
IC Power	2,069	1,309	1,326
Primus	31	41	45
Kenon	5	11	8
Total	2,105	1,361	1,379

IC Power

As of December 31, 2016, IC Power employed approximately 2,069 employees, of which the substantial majority of employees were located in Latin America. For further information on IC Power’s employees, see “Item 4.B Business Overview—IC Power—Employees.”

Qoros

As of December 31, 2016, Qoros employed approximately 1,900 employees, consisting of headquarter and factory employees predominantly within China.

ZIM

As of December 31, 2016, ZIM employed approximately 3,700 employees (including employees of its subsidiaries).

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

Other

As of December 31, 2016, Primus employed 31 employees, all of whom are located in the U.S.

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

ITEM 7.                   Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 19, 2017, by each person or entity known to us to beneficially own 5% or more of our ordinary shares, based upon the 53,719,667 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of the date of this annual report.

To our knowledge, as of April 19, 2017, we had one shareholder of record in the United States holding approximately 99% of our outstanding ordinary shares. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since such ordinary shares (which includes the ordinary shares held by the TASE for trading on the TASE) were held of record by one U.S. nominee company, CEDE & Co, which holds all of our shares traded on the NYSE and the TASE indirectly.

All of our ordinary shares have the same voting rights.

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.[1]	31,156,869	58.0%
XT Investments Ltd.[2]	5,727,128	10.7%
Laurence N. Charney[3]	9,656	—	[4]
N. Scott Fine[3]	5,652	—	[4]
Vikram Talwar[3]	2,952	—	[4]
Directors and Executive Officers[5]	—	—	[4]

1.
Based solely on the Schedule 13 D/A (Amendment No. 4) filed by Ansonia Holdings Singapore B.V. with the SEC on January 25, 2017. A discretionary trust, in which Mr. Idan Ofer is the prime beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

2.
Based solely upon the Schedule 13 D/A (Amendment No. 1) filed by XT Investments Ltd. and XT Holdings Ltd. with the SEC on January 12, 2016. XT Investments Ltd. is a direct wholly-owned subsidiary of XT Holdings Ltd., of which each of Orona Investments Ltd. and Lynav Holdings Ltd. is the direct owner of 50% of the outstanding ordinary shares. Orona Investments Ltd. is indirectly controlled by Mr. Ehud Angel. Lynav Holdings Ltd. is controlled by a discretionary trust in which Mr. Idan Ofer is a prime beneficiary.

3.	Based solely on Exhibit 99.3 to the Form 6-K furnished by Kenon with the SEC on June 3, 2016.
4.	Owns less than 1% of Kenon’s ordinary shares.
5.	Excludes shares held by Laurence N. Charney, N. Scott Fine and Vikram Talwar.

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

Based solely on the Schedule 13 G/A (Amendment No. 3) filed by Bank Leumi le-Israel B.M. on February 6, 2017, Bank Leumi le-Israel B.M. ceased to be the beneficial owner of 5% or more of our ordinary shares.

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

Ansonia’s Agreement to Invest in Qoros

In May, June and September 2016, Ansonia, which owns approximately 58% of the outstanding shares of Kenon, provided Quantum with loans of approximately $72 million. Quantum used the proceeds of these loans to make back-to-back loans in an aggregate principal amount of RMB450 million to Qoros to support Qoros’ working capital requirements; Wuhu Chery provided loans to Qoros in the same amount.

In light of Qoros’ financing needs, Kenon believes that the transactions described above, including Ansonia’s provision of loans of $72 million to Quantum to facilitate on-loans in an aggregate amount of up to RMB450 million to Qoros, are in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, these transactions have been reviewed and approved by Kenon in accordance with its related party transaction policy.

For further information on Ansonia’s agreement to invest in Qoros, see “Item 5.B Liquidity and Capital Resources—Qoros’ Liquidity and Capital Resources—Material Indebtedness—Shareholder Loans” and the full text of the related Loan Agreement and the Undertaking Agreement, copies of which are filed as exhibits to this annual report.

Ansonia’s Commitment to Fund RMB25 million of Kenon’s Back-to-Back Guarantee Obligations

In December 2016, Kenon provided a RMB250 million shareholder loan to Qoros and in connection with this loan, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility were reduced from RMB750 million to RMB500 million. In connection with this transaction, Kenon’s major shareholder Ansonia committed to fund RMB25 million of Kenon’s remaining back-to-back guarantee obligations to Wuhu Chery in certain circumstances. For further information, see “Item 5.B Liquidity and Capital Resources—Kenon’s Liquidity and Capital Resources—Debt Owed to Kenon from Subsidiaries—Qoros Shareholder Loans.”

IC Credit Facility

In connection with the consummation of the spin-off, IC provided a $200 million credit facility to us, bearing interest at a rate of 12-Month LIBOR+ 6% per annum. For further information on the terms of the IC Credit Facility, see “Item 5.B Liquidity and Capital Resources—Kenon’s Commitments and Obligations—IC Credit Facility.” For information on the risks related to Kenon’s ability to repay, and compliance with, the IC Credit Facility, see “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Kenon has significant repayment obligations under the IC Credit Facility.”

IC Power Reorganization

In March 2016, Kenon announced an internal restructuring pursuant to which IC Power, which was a holding company with no material assets, acquired ICP. As a result of such transaction, IC Power is now the parent holding company of Kenon’s power generation and distribution businesses. In connection with the reorganization of IC Power, IC Power issued notes of $145 million and $75 million payable to Kenon. In October 2016, IC Power prepaid in full its $75 million note to Kenon.

Kenon had pledged 66% of the ICP shares to secure the IC Credit Facility. In connection with the internal reorganization, this pledge over ICP shares was released and the ICP shares were transferred to IC Power, which pledged 66% of the transferred ICP shares to IC. In addition, Kenon also pledged to IC 66% of the shares of IC Power and the $145 million note owing from IC Power to Kenon.

IC Power

Sales of Electricity and Gas

OPC-Rotem sells electricity through PPAs to some entities that may be considered to be related parties (as they may be considered to be under common control with it). OPC-Rotem recorded revenues from related parties in the amount of NIS 528 million (approximately $137 million), NIS 570 million (approximately $146 million) and NIS 746 million (approximately $208 million) in the years ended December 31, 2016, 2015 and 2014, respectively.

OPC-Rotem and OPC-Hadera also sell an immaterial amount of gas to some entities that may be considered related parties.

Qoros

Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business. Additionally, Qoros entered into a platform sharing agreement with Chery, pursuant to which Qoros provides Chery with a license to utilize Qoros’ platform in exchange for a fee.

For further information on Qoros’ commercial arrangements with Chery, see Note 30 to Qoros’ consolidated financial statements, included in this annual report.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                    Financial Information

A.            Consolidated Statements and Other Financial Information

For information on the financial statements filed as a part of this annual report, see “Item 18. Financial Statements.” For information on our legal proceedings, see “Item 4.B Business Overview” and Note 20 to our financial statements included in this annual report. For information on our dividend policy, see “Item 10.B Constitution.”

B.            Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

ITEM 9.                    The Offer and Listing

A.            Offer and Listing Details.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the NYSE.

	Price per ordinary share($)
	High	Low
Annual:
Year ended December 31, 2015 (since January 6, 2015)	22.13	9.66
Year ended December 31, 2016	12.02	7.40
Quarterly:
Three months ended June 30, 2015	22.13	19.26
Three months ended September 30, 2015[1]	21.10	13.19
Three months ended December 31, 2015	14.67	9.66
Three months ended March 31, 2016	9.80	7.46
Three months ended June 30, 2016	10.90	7.40
Three months ended September 30, 2016	12.02	9.57
Three months ended December 31, 2016	11.70	8.81
Three months ended March 31, 2017	13.11	10.01
Monthly
October 2016	11.36	9.88
November 2016	10.00	8.81
December 2016	11.70	9.14
January 2017	13.11	10.72
February 2017	12.60	10.01
March 2017	12.70	11.53
April 2017 (through April 18, 2017)	12.03	11.19

1.
On July 23, 2015, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. The closing price of Tower on NASDAQ on July 23, 2015 was $14.16.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE.

	Price per ordinary share(NIS)
	High	Low
Annual:
Year ended December 31, 2015 (since January 6, 2015)	84.98	37.75
Year ended December 31, 2016	46.34	28.10
Quarterly:
Three months ended June 30, 2015	84.98	74.75
Three months ended September 30, 2015[1]	80.04	51.51
Three months ended December 31, 2015	55.93	37.75
Three months ended March 31, 2016	40.00	29.13
Three months ended June 30, 2016	41.75	28.10
Three months ended September 30, 2016	46.34	36.12
Three months ended December 31, 2016	45.33	33.30
Three months ended March 31, 2017	49.06	37.55
Monthly
October 2016	42.95	37.37
November 2016	38.11	33.30
December 2016	45.33	34.58
January 2017	49.06	40.87
February 2017	47.85	37.55
March 2017	45.50	41.53
April 2017 (through April 18, 2017)	44.81	40.40

1.
On July 23, 2015, we completed the pro rata distribution in specie of 18,030,041 ordinary shares of Tower, representing 23% of the then currently outstanding Tower shares and substantially all of our interest in Tower, to holders of our ordinary shares. The closing price of Tower on the TASE on July 23, 2015 was NIS 53.00.

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

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2017 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

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

Limitations of Liability and Indemnification Matters

Our constitution currently provides that, subject to the provisions of the Singapore Companies Act and every other act applicable to Kenon, every director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties (and where he serves at our request as a director, officer, employee or agent of any of our subsidiaries or affiliates) or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, default, breach of duty or breach of trust.

The limitation of liability and indemnification provisions in our constitution may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

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

The constitution of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in the constitution and the Singapore Companies Act, respectively. Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

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

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt a director (to any extent) from any liability attaching in connection with any negligence, default, breach of duty or breach of trust in relation to Kenon will be void except as permitted under the Singapore Companies Act. Nevertheless, a director can be released by the shareholders of Kenon for breaches of duty to Kenon, except in the case of fraud, illegality, insolvency and oppression or disregard of minority interests.

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

Delaware	Singapore—Kenon Holdings Ltd.
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

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
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

Delaware	Singapore—Kenon Holdings Ltd.
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

The constitution of a Singapore company typically provides that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any time exceed the maximum number fixed in the constitution. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election. Our constitution provides that the shareholders may by ordinary resolution, or the directors may, appoint any person to be a director as an additional director or to fill a vacancy provided that any person so appointed by the directors will only hold office until the next annual general meeting, and will then be eligible for re-election.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

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

Quorum Requirements

Our constitution provides that shareholders entitled to vote holding 33 and 1/3 percent of our issued and paid-up shares, present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week.

Delaware	Singapore—Kenon Holdings Ltd.
Indemnification of Officers, Directors and Employers

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

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

Delaware	Singapore—Kenon Holdings Ltd.
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

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•       notwithstanding anything in Kenon’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of Kenon’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

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

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

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

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of Kenon or intervene in an action to which Kenon is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of Kenon.

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

Delaware	Singapore—Kenon Holdings Ltd.
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

•       whether listed on a securities exchange (in Singapore or outside Singapore) or not, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•       whether listed on a securities exchange (in Singapore or outside Singapore) or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

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

Delaware	Singapore—Kenon Holdings Ltd.

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

There is however no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the proposed transaction with Kenon if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to Kenon, no disclosure need be made where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

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

Delaware	Singapore—Kenon Holdings Ltd.

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

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.
There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

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

The constitution of a Singapore company typically provides that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our constitution provides that our shareholders may grant to our board the general authority to issue such preference shares until the next general meeting. For further information, see “Item 3D. Risk Factors—Risks Relating to Our Ordinary Shares—Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders” and “Item 10.B Constitution—Preference Shares.”

Singapore law does not generally prohibit a corporation `from adopting “poison pill” arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares

However, under the Singapore Code on Take-overs and Mergers, if, in the course of an offer, or even before the date of the offer announcement, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

For further information on the Singapore Code on Take-overs and Mergers, see “—Takeovers.”

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

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this annual report, nor does it address the application of estate, gift or other non-income federal tax laws or any state, local or foreign tax laws. Moreover, this summary does not address all the tax consequences that may be relevant to holders of our ordinary shares in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and special rules that apply to certain holders such as (but not limited to):

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

Distributions treated as dividends that are received by individuals and other non-corporate U.S. Holders from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on our ordinary shares, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The United States does not currently have a comprehensive income tax treaty with Singapore. However, the ordinary shares should be considered to be readily tradable on established securities markets in the United States if they are listed on the NYSE. Therefore, we expect that our ordinary shares should generally be considered to be readily tradable on an established securities market in the United States, and we expect that dividends with respect to such ordinary shares should qualify for the reduced rate. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

Dividends on our ordinary shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Taxation of Dispositions of the Ordinary Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. Such gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such ordinary shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be, for foreign tax credit purposes.

The amount realized on a sale or other taxable disposition of our ordinary shares in exchange for foreign currency generally will equal the U.S. Dollar value of the foreign currency at the spot exchange rate in effect on the date of sale or other taxable disposition or, if the ordinary shares are traded on an established securities market (such as the NYSE or the TASE), in the case of a cash method or electing accrual method U.S. Holder of our ordinary shares, the settlement date. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss for foreign tax credit purposes.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2016. We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ordinary shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our ordinary shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ordinary shares makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other taxable disposition of our ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares, including the possibility of making a mark-to-market election, if we are or become classified as a PFIC.

Material Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax, or GST, stamp duty and estate duty considerations relevant to the acquisition, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their tax advisers as to the Singapore or other tax consequences of the acquisition, ownership or disposal of our ordinary shares, taking into account their own particular circumstances. The statements below are based upon the assumption that Kenon is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither Kenon nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ordinary shares.

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

Our management has excluded DEORSA, DEOCSA, Guatemel and RECSA from its assessment of internal control over financial reporting as of December 31, 2016, as these businesses were acquired by us on January 22, 2016. DEORSA, DEOCSA, Guatemel and RECSA are included in our consolidated financial statements as from the date of acquisition, and constituted approximately 12% of our consolidated total assets (excluding any purchase price allocation effect) and $35 million of net income out of our consolidated net loss of $394 million for the year ended December 31, 2016. Under guidelines established by the SEC, companies are allowed to exclude acquired companies from their assessment of internal control over financial reporting during the year such company was acquired.

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2016. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.              Principal Accountant Fees and Services

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2016 and 2015.

Our audit committee charter requires that all audit and non-audit services provided by our independent auditors are pre-approved by our audit committee, provided that certain de minimis non-audit services provided by our independent auditors do not need to be approved by our audit committee.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015
	(in thousands of USD)
Audit Fees[1]	$4,064	$4,189
Audit-Related Fees[2]	1,387	1,030
Tax Fees[3]	$144	$394
All Other Fees	26	—

Total	$5,621	$5,613

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

2.	The audit-related fees for the year ended December 31, 2016 and 2015 substantially reflect fees billed or accrued in connection with IC Power’s filing of a registration statement on Form F-1.
3.	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.

ITEM 16D.              Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.               Change in Registrant’s Certifying Accountant

KPMG LLP is our independent registered public accounting firm with respect to our consolidated financial statements as of and for the years ended December 31, 2015 and 2016. KPMG LLP has relied on the audit report of Deloitte, Inc. (Panamá) to the extent our financial statements relate to the combined entities DEORSA and DEOCSA, significant subsidiaries of Kenon, which were acquired by IC Power on January 22, 2016. After the acquisition, Deloitte, Inc. (Panamá) was engaged to serve as independent registered public accounting firm of DEORSA and DEOCSA on August 3, 2016.

Neither we nor anyone on our behalf consulted Deloitte, Inc. (Panamá) regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and we have not obtained any written report or oral advice that Deloitte, Inc. (Panamá) concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement", as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Deloitte, Inc. (Panamá) or a "reportable event" as described in Item 16F(a)(1)(v) of Form 20-F.

Pursuant to Item 16F(a)(2)(ii)(d) of Form 20-F, we have requested Deloitte, Inc. (Panamá) to review the disclosure required by such item before this annual report is filed with the SEC. We have provided Deloitte, Inc. (Panamá) the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of Kenon’s expression of its views, or the respects in which it does not agree with the statements made by us in response to this item.

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

2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1
Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2
Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd, as supplemented by Supplement No. 1 to the Loan Agreement, dated March 17, 2016 (Incorporated by reference to Exhibit 4.2 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.3
English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4
English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5
Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A., as amended (Incorporated by reference to Exhibit 4.5 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.6
English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.7†
Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8†
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015)

4.9
Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021 (Incorporated by reference to Exhibit 4.9 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

Exhibit Number	Description of Document

4.10
Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.11
Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto (Incorporated by reference to Exhibit 4.11 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.12
Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.12 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.13
Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.14
Stock Purchase Agreement, dated as of December 29, 2015, among IC Power Distribution Holdings PTE, Limited, as Purchaser, Inkia Energy, Limited, as Purchaser Guarantor, DEORSA-DEOCSA Holdings Limited, as Seller, and Estrella Cooperatief BA (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.15
Pledge Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and IC Power Pte. Ltd. (Incorporated by reference to Exhibit 4.15 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.16
Security over Shares Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.17*
Amendment and Restatement Agreement, dated as of September 2, 2016, relating to the Loan Agreement dated as of April 22, 2016, between Quantum (2007) LLC, as borrower, and Ansonia Holdings Singapore B.V., as lender, as amended

4.18
Undertaking Agreement, dated as of April 22, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.19*
Additional Undertaking Agreement, dated as of September 2, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V.

4.20*	Fourth Amended and Restated Limited Liability Company Agreement of Quantum (2007) LLC, dated as of September 2, 2016

4.21*	Release Agreement, dated December 21, 2016, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.22*	Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee

4.23**	Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.24**	The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Somekh Chaikin, a Member Firm of KPMG International

15.3*	Consent of KPMG Huazhen LLP, Independent Auditor of Qoros Automotive Co., Ltd.

15.4*
Consent of Deloitte, Inc. (Panamá), Independent Registered Public Accounting Firm of the Combined Entities (Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A.)

15.5*	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

*      Filed herewith.
**   To be filed by amendment shortly after the date of this annual report.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

Kenon Holdings Ltd

Consolidated Financial Statements
as at December 31, 2016 and 2015 and for the years then ended

Combined Financial Statements for the year ended December 31, 2014

Affiliate Financial Statements Filed Pursuant to Rule 3-09 of Regulation S-X Qoros Automotive Co., Ltd. Consolidated Financial Statements for the Year Ended December 31, 2016

12

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone +65 6213 3388 Fax +65 6225 0984 Internet www.kpmg.sg

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kenon Holdings Ltd.:

We have audited the accompanying consolidated statements of financial position of Kenon Holdings Ltd. (the "Company") and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the combined financial statements of certain consolidated subsidiaries, Distribuidora de Electricidad de Occidente, S. A. ('DEOCSA') and Distribuidora de Electricidad de Oriente, S. A. ('DEORSA'), the combined financial statements of which reflected total assets and total revenues that constituted 16.4% percent and 27.1% percent, respectively, of the related consolidated totals of Kenon Holdings Ltd. as of and for the year ended 31 December 31, 2016. Those combined financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DEOCSA and DEORSA, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kenon Holdings Ltd. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kenon Holdings Ltd.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 15, 2017 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
April 15, 2017

KPMG LLP (Registration No. T0BLL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entitiy.

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone +65 6213 3388 Fax +65 6225 0984 Internet www.kpmg.sg

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kenon Holdings Ltd.:

We have audited Kenon Holdings Ltd.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kenon Holding Ltd's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kenon Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Kenon Holdings Ltd. acquired Distribuidora de Electricidad de Occidente, S. A. ('DEOCSA') and, Distribuidora de Electricidad de Oriente, S. A. ('DEORSA') during 2016, and management excluded from its assessment of the effectiveness of Kenon Holdings Ltd.'s internal control over financial reporting as of December 31, 2016, DEOCSA's and DEORSA's internal control over financial reporting associated with total assets and total revenues that constituted 16.4% percent and 27.1% percent, respectively, included in the consolidated financial statements of Kenon Holdings Ltd and subsidiaries, as of and for the year ended December 31, 2016. Our audit of internal control over financial reporting of Kenon Holdings Ltd. also excluded an evaluation of the internal control over financial reporting of DEOCSA and DEORSA.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Kenon Holdings Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years then ended, and our report dated April 15, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
April 15, 2017

KPMG LLP (Registration No. T0BLL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entitiy.

Deloitte, Inc.
Contadores Públicos Autorizados
RUC 16292-152-155203 D.V. 65
Torre Banco Panamá, piso 12
Avenida Boulevard yIa Rotonda
Costa del Este, Panamá
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Fax: (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Distribuidora de Electricidad de Occidente, S.A. and
Distribuidora de Electricidad de Oriente, S.A.
(Guatemalan entities)

We have audited the combined statement of financial position of Distribuidora de Electricidad de Occidente, S.A. and Distribuidora de Electricidad de Oriente, S.A. (together, the “Combined Entities”) as of December 31, 2016, and the related combined statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein).  These combined financial statements are the responsibility of the Combined Entities’ management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Combined Entities are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Combined Entities’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Combined Entities as of December 31, 2016, and the combined results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Deloitte LATCO Firma miembro de Deloitte Touche Tohmatsu Limited

As stated in Note 23 of the accompanying Combined Financial Statements, on December 2, 2016, a reduction in the capital stock was approved by the respective Combined Entities shareholders through the decrease in the nominal value of the Combined Entities’ respective shares. According to Guatemala’s Commerce Code, the reduction of capital stock can be recorded only when it is registered in the Commercial Register. As further indicated in Note 23, as of the date of issuance of the accompanying Combined Financial Statements the registration in the Commercial Register is pending, and as such the above mentioned reduction was not recognized.

As stated in Note 30.c) of the accompanying combined financial statements, in July 2016, the Guatemalan Tax Authority (Superintendencia de Administración Tributaria, or the “SAT”) filed a criminal complaint against DEOCSA and DEORSA, which requested the initiation of a criminal proceeding for tax fraud, and the payment of alleged back taxes, interest and fines in relation to fiscal years 2011 and 2012, on the grounds that the structure of the 2011 acquisition of DEOCSA and DEORSA was used solely to generate tax deductions in respect of interest and amortization of goodwill. As of December 31, 2016, the Combined Entities paid a total of approximately US$ 18,093 thousand (Q. 137,505 thousand) for the fiscal years 2014 and 2015; and on 19 August 2016, they paid a total of US$ 13,189 thousand (Q. 100,236 thousand) for the fiscal year 2013. In addition, during 2016 the Combined Entities made additional payments of income tax in advance by Q. 40,729 thousand (US$ 5,393 thousand) corresponding to fiscal year 2016, not computing as deductible amounts the items related to goodwill, depreciation and interest that were subject of the criminal complaint. The Combined Entities’ management considers, based on the opinion of its tax and legal advisors, that the receivable generated by these payments is more likely than not to be recovered as a result of the final outcome of this criminal complaint and of the other recourses to be initiated by the Combined Entities.

/s/ Deloitte, Inc.

April 13, 2017
Panama, Republic of Panama

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Kenon Holdings Ltd.:

We have audited the accompanying combined carve-out statements of profit and loss, other comprehensive loss, changes in former parent company investment and cash flows of certain holdings of Israel Corporation Ltd. (“Kenon Holdings, Carve-out”) for the year ended December 31, 2014. These combined carve-out financial statements are the responsibility of Kenon Holdings, Carve-out’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audit.

We did not audit the financial statements of Tower Semiconductor Ltd. (Tower), (a 29% owned unconsolidated associated company as of December 31, 2014). Kenon Holdings, Carve-out’s equity in profit of Tower was $18.3 million for the year 2014. The financial statements of Tower were audited by other auditors whose report was furnished to us, and our opinion, insofar as it relates to the amounts included for Tower, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined carve-out financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the report of the other auditors, the combined carve-out financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of Kenon Holdings, Carve-out, as defined in Note 1D, for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr)
A member firm of KPMG International

Tel Aviv, Israel

March 31, 2015

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
 Tower Semiconductor Ltd.

We have audited the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2014(not presented separately herein) of Tower Semiconductors Ltd. (the “Company”) and its subsidiaries. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects the consolidated results of operations and cash flows of the Company and its subsidiaries for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
 March 4, 2015

Tel Aviv - Main Office	Trigger Foresight	Ramat-Gan	Jerusalem	Haifa	Beer-Sheva	Eilat
1 Azrieli Center	3 Azrieli Center	6 Ha-rakun	12 Sarei Israel	5 Ma'aleh Hashichrur	Omer Industrial Park	The City Center
Tel Aviv, 6701101	Tel Aviv, 6702301	Ramat Gan, 5252183	Jerusalem, 9439024	P.O.B. 5648	Building No. 10	P.O.B. 583
P.O.B. 16593				Haifa, 3105502	P.O.B. 1369	Eilat, 8810402
Tel Aviv, 6116402					Omer, 8496500
Tel: +972 (3) 608 5555	Tel: +972 (3) 607 0500	Tel: +972 (3) 755 1500	Tel: +972 (2) 501 8888	Tel: +972 (4) 860 7333	Tel: +972 (8) 690 9500	Tel: +972 (8) 637 5676
Fax: +972 (3) 609 4022	Fax: +972 (3) 607 0501	Fax: +972 (3) 676 9955	Fax: +972 (2) 537 4173	Fax: +972 (4) 867 2528	Fax: +972 (8) 690 9600	Fax: +972 (8) 637 1628
Info@deloitte.co.il	Info@tfco.co.il	Info-ramatgan@deloitte.co.il	Info-jer@deloitte.co.il	Info-haifa@deloitte.co.il	Info-beersheva@deloitte.co.il	Info-eilat@)deloitte.co.il

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2016 and 2015

		As at December 31
		2016	2015
	Note	$ thousands

Current assets
Cash and cash equivalents	5	326,635	383,953
Short-term investments and deposits	6	89,545	308,702
Trade receivables, net	7	284,532	123,273
Other current assets, including derivatives	8	49,773	45,260
Income tax receivable		11,459	3,926
Inventories	9	91,659	50,351

Total current assets		853,603	915,465

Non-current assets
Investments in associated companies	10	208,233	369,022
Deposits, loans and other receivables, including derivative instruments	12	176,775	88,475
Deferred taxes, net	26	25,104	2,693
Property, plant and equipment, net	13	3,497,300	2,959,878
Goodwill and intangible assets, net	14	376,778	147,244
Total non-current assets		4,284,190	3,567,312

Total assets		5,137,793	4,482,777

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2016 and 2015, continued

		As at December 31
		2016	2015
	Note	$ thousands
Current liabilities
Loans and debentures	15	482,813	352,668
Trade payables	16	285,612	145,454
Other payables, including derivative instruments	17	91,303	108,873
Guarantee deposits from customers	18	56,833	—
Provisions	19	119,531	41,686
Income tax payable		8,671	4,705
Total current liabilities		1,044,763	653,386

Non-current liabilities
Loans, excluding current portion	15	1,972,926	1,709,063
Debentures, excluding current portion	15	856,670	655,847
Derivative instruments	17	44,637	35,625
Deferred taxes, net	26	225,354	138,083
Trade payables	16	44,057	—
Other non-current liabilities		55,182	27,218
Total non-current liabilities		3,198,826	2,565,836

Total liabilities		4,243,589	3,219,222

Equity	21
Share capital		1,267,450	1,267,210
Shareholder transaction reserve		26,559	—
Translation reserve		(21,745)	(16,916)
Capital reserve		11,575	2,212
Accumulated deficit		(602,598)	(191,292)
Equity attributable to owners of the Company		681,241	1,061,214
Non-controlling interests		212,963	202,341
Total equity		894,204	1,263,555

Total liabilities and equity		5,137,793	4,482,777

Approval date of the consolidated financial statements: April 15, 2017

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2016 and 2015

Kenon Holdings Ltd and combined entities
Combined statement of Profit & Loss for the year ended December 31, 2014

		For the year ended December 31
		2016	2015	2014
	Note	$ thousands
Continuing Operations
Revenue		1,873,922	1,289,068	1,372,230
Cost of sales and services (excluding depreciation)	22	(1,358,570)	(862,855)	(981,141)
Depreciation		(159,695)	(110,917)	(100,434)
Gross profit		355,657	315,296	290,655
Selling, general and administrative expenses	23	(146,756)	(103,823)	(131,118)
Gain from distribution of dividend in kind		—	209,710	—
Gain from disposal of investees		—	—	157,137
Gain on bargain purchase		—	—	68,210
Impairment of assets and investments	10.C.a.3	(72,263)	(6,541)	(47,844)
Dilution gains from reductions in equity interest held in associates		—	32,829	—
Other expenses	24	(5,413)	(7,076)	(13,970)
Other income	24	21,010	15,450	51,037
Operating profit from continuing operations		152,235	455,845	374,107

Financing expenses	25	(189,599)	(124,228)	(110,179)
Financing income	25	18,481	13,412	16,243
Financing expenses, net		(171,118)	(110,816)	(93,936)
Provision of financial guarantee	10.C.b.6	(130,193)	—	—
Share in losses of associated companies, net of tax	10	(185,592)	(186,759)	(170,897)
Profit from continuing operations before income taxes		(334,668)	158,270	109,274
Income taxes	26	(59,334)	(62,378)	(103,341)
(Loss)/Profit for the year from continuing operations		(394,002)	95,892	5,933
(Loss)/Profit for the year from discontinued operations	28	—	—	470,421
(Loss)/Profit for the year		(394,002)	95,892	476,354

Attributable to:
Kenon’s shareholders		(411,937)	72,992	458,161
Non-controlling interests		17,935	22,900	18,193
(Loss)/Profit for the year		(394,002)	95,892	476,354

Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):	27
Basic/diluted profit/(loss) per share		(7.67)	1.36	8.58
Basic/diluted profit/(loss) per share from continuing operations		(7.67)	1.36	(0.23)
Basic/diluted profit/(loss) per share from discontinued operations		—	—	8.81

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Other Comprehensive Income (Loss) for the years ended December 31, 2016 and 2015

Kenon Holdings Ltd and combined entities
Combined Statement of Other Comprehensive Loss for the year ended December 31, 2014

	For the year ended December 31
	2016	2015	2014
	$ thousands

(Loss)/Profit for the year	(394,002)	95,892	476,354

Items that will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	157	(18,132)	(10,782)
Foreign currency translation differences in respect of foreign operations recognised in profit or loss	—	—	(24,891)
Change in fair value of derivatives used to hedge cash flows	14,397	(6,365)	(13,144)
Group’s share in other comprehensive loss of associated companies	(3,968)	(623)	(7,306)
Income taxes in respect of components other comprehensive (loss)/income	(1,507)	773	2,303
Components of net other comprehensive loss in respect from discontinued operations	—	—	(4,025)
Total	9,079	(24,347)	(57,845)

Items that will not be reclassified to profit or loss
Group’s share in net other comprehensive loss of associate companies	—	—	(3,978)

Total other comprehensive income/(loss) for the year	9,079	(24,347)	(61,823)
Total comprehensive (loss)/income for the year	(384,923)	71,545	414,531

Attributable to:
Kenon’s shareholders	(407,749)	52,423	400,815
Non-controlling interests	22,826	19,122	13,716

Total comprehensive (loss)/income for the year	(384,923)	71,545	414,531

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2016 and 2015

							Non-
							controlling
	Attributable to the Kenon’s shareholders						interests	Total
		Shareholder
	Share	transaction	Translation	Capital	Accumulated
	Capital	reserve	reserve	reserves	deficit	Total
	$ thousands

Balance at January 1, 2016	1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555
Share based payments	240	—	—	307	—	547	285	832
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	—	—	(35,255)	(35,255)
Acquisition of non- controlling interest in subsidiary	—	—	—	—	670	670	20,325	20,995
Contribution from non-controlling interest	—	—	—	—	—	—	2,441	2,441
Transactions with controlling shareholder (see Note 10.C.b.7)	—	3,540	—	—	—	3,540	—	3,540
Gain in fair value of shareholder loan (see Note 10.C.b.5)	—	23,019	—	—	—	23,019	—	23,019
Total comprehensive income for the year
Net (loss)/profit for the year	—	—	—	—	(411,937)	(411,937)	17,935	(394,002)
Other comprehensive (loss)/income for the year, net of tax	—	—	(4,829)	9,056	(39)	4,188	4,891	9,079
Balance at December 31, 2016	1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and combined entities
Consolidated Statements of Changes in Equity
For the years ended December 31, 2016 and 2015

							Non-
							controlling
	Attributable to the Kenon’s shareholders						interests	Total
		Former
		Parent
	Share	company	Translation	Capital	Accumulated
	Capital	investment	reserve	reserves	deficit	Total
	$ thousands

Balance at January 1, 2015	—	1,227,325	28,440	(25,274)	—	1,230,491	207,207	1,437,698
Share based payments	—	—	—	556	—	556	320	876
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	—	—	(12,340)	(12,340)
Acquisition of non- controlling interest in subsidiary	—	—	—	—	(1,222)	(1,222)	(18,078)	(19,300)
Reclassification of net loss (pre spin-off)	—	8,552	—	—	(8,552)	—	—	—
Contribution from former parent company	—	34,271	—	—	—	34,271	—	34,271
Issuance of shares of subsidiary to holders of non-controlling interests	—	—	—	—	—	—	6,110	6,110
Distribution of dividend in kind (see note 10.C.c)	(14,062)	—	498	—	(241,741)	(255,305)	—	(255,305)
Issuance of common stock and reclassification of former parent company investment in connection with the spin-off	1,281,272	(1,283,550)	(28,440)	30,718	—	—	—	—
Post spin-off adjustment	—	13,402	—	—	(13,402)	—	—	—
Total comprehensive income for the year
Net profit for the year	—	—	—	—	72,992	72,992	22,900	95,892
Other comprehensive (loss)/income for the year, net of tax	—	—	(17,414)	(3,788)	633	(20,569)	(3,778)	(24,347)
Balance at December 31, 2015	1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555

The accompanying notes are an integral part of the combined financial statements.

Kenon Holdings Ltd and combined entities
Combined Statement of Changes in Former Parent Company Investment, continued
For the year ended December 31, 2014

						Non-
						controlling
	Attributable to the Kenon’s shareholders					interests	Total
		Former
		Parent
	Share	company	Translation	Capital
	Capital	investment	reserve	reserves	Total
	$ thousands

Balance at January 1, 2014	—	658,654	72,181	(21,205)	709,630	236,180	945,810
Acquisition of shares of subsidiary from holders of rights not conferring control	—	—	—	—	—	5,550	5,550
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	—	(17,518)	(17,518)
Loss of control in a subsidary	—	—	—	—	—	(86,743)	(86,743)
Non-controlling interest in respect of business combination	—	—	—	—	—	35,800	35,800
Non-controlling shareholder contribution	—	—	—	—	—	19,577	19,577
Share based payments in a subsidiary	—	—	—	—	—	428	428
Share based payments in Kenon	—	—	—	5,444	5,444	—	5,444
Contribution from former parent company	—	414,649	—	—	414,649	—	414,649
Payments to former parent company	—	(300,047)	—	—	(300,047)	—	(300,047)
Transactions with controlling shareholders	—	—	—	—	—	217	217
Total comprehensive income for the year
Income for the year	—	458,161	—	—	458,161	18,193	476,354
Other comprehensive loss for the year, net of tax	—	(4,092)	(43,741)	(9,513)	(57,346)	(4,477)	(61,823)
Balance at December 31, 2014	—	1,227,325	28,440	(25,274)	1,230,491	207,207	1,437,698

The accompanying notes are an integral part of the combined financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

Kenon Holdings Ltd and combined entities
Combined Statement of Cash Flows
For the year ended December 31, 2014

	For the year ended December 31
	2016	2015	2014
	$ thousands

Cash flows from operating activities
(Loss)/Profit for the year	(394,002)	95,892	476,354
Adjustments:
Depreciation and amortization	172,381	120,047	188,171
Impairment of assets and investments	72,263	6,541	47,844
Financing expenses, net	171,118	110,816	195,405
Share in losses of associated companies, net	185,592	186,759	168,044
Capital losses/(gains), net *	2,534	4,506	(767,216)
Gain from changes in interest held in associates	—	(32,829)	—
Gain from distribution of dividend in kind	—	(209,710)	—
Provision for financial guarantee	130,193	—	—
Bad debt expense	4,896	—	—
Share-based payments	832	876	8,413
Gain on bargain purchase	—	—	(68,210)
Income taxes	59,334	62,378	112,825
	405,141	345,276	361,630
Change in inventories	(40,076)	4,361	21,991
Change in trade and other receivables	(68,634)	35,491	(21,523)
Change in trade and other payables	22,835	(29,800)	29,830
Change in provisions and employee benefits	(41,243)	(33,426)	49,872
Cash generated from operating activities	278,023	321,902	441,800
Income taxes paid, net	(116,429)	(36,218)	(66,198)
Dividends received from investments in associates	743	4,487	34,774
Net cash provided by operating activities	162,337	290,171	410,376

* The amounts for 2016 and 2015 mainly relate to losses from disposal of property, plant and equipment. The amounts for 2014 mainly relate to the gain arising from the dilution of the investment in subsidiary and disposal of investees.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2016 and 2015

Kenon Holdings Ltd and combined entities
Combined Statement of Cash Flows, continued
For the year ended December 31, 2014

	For the year ended December 31
	2016	2015	2014
	$ thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	426	539	17,449
Short-term deposits and loans, net	222,451	(83,408)	(253,097)
Cash paid for businesses purchased, less cash acquired	(206,059)	(9,441)	(67,180)
Disposal of subsidiary, net of cash disposed of and exit from combination	—	—	1,758
Investment in associates	(111,153)	(129,241)	(179,355)
Sale of securities held for trade and available for sale, net	17,334	13,217	—
Acquisition of property, plant and equipment	(280,955)	(515,838)	(425,184)
Acquisition of intangible assets	(9,598)	(16,844)	(11,496)
Interest received	6,143	7,924	3,934
Exit from the combination and transition to associate company less cash eliminated (See Note 28 (a))	—	—	(310,918)
Proceeds from sale of associate company	—	—	359,891
Payments for derivative investments used for hedging, net	—	—	(16,100)
Payment of consideration retained	(2,204)	(3,795)	—
Payment to release financial guarantee	(36,023)	—	—
Settlement of derivatives	—	—	(2,038)
Net cash used in investing activities	(399,638)	(736,887)	(882,336)

Cash flows from financing activities
Dividend paid to non-controlling interests	(32,694)	(12,340)	(17,518)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	9,468	6,110	19,577
Receipt of long-term loans and issuance of debentures	799,481	333,549	744,183
Repayment of long-term loans and debentures	(444,976)	(138,270)	(173,868)
Short-term credit from banks and others, net	(5,477)	123,053	(86,072)
Contribution from former parent company	—	34,271	414,649
Payments for transactions in derivative for hedging, net	—	—	(427)
Payment to the former parent company	—	—	(300,047)
Purchase of non-controlling interest	—	(20,000)	—
Interest paid	(151,241)	(93,858)	(170,885)
Net cash provided by financing activities	174,561	232,515	429,592

Decrease in cash and cash equivalents	(62,740)	(214,201)	(42,368)
Cash and cash equivalents at beginning of the year	383,953	610,056	670,976
Effect of exchange rate fluctuations on balances of cash and cash equivalents	5,422	(11,902)	(18,552)
Cash and cash equivalents at end of the year	326,635	383,953	610,056

Significant non-cash investing transactions:
Acquisition of fixed assets under lease contract	—	—	(107,688)
Purchase of fixed assets on credit and others	(24,620)	(46,327)	(9,000)

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

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company was formed to serve as the holding company of the businesses (together referred to as the “Group”). The primary focus will be to continue to grow and develop the primary businesses, I.C. Power Asia Development Ltd. (formerly known as I.C. Power Ltd.) (“I.C. Power”) and Qoros Automotive Co., Ltd. ("Qoros").

On January 22, 2016, I.C. Power Distribution Holdings Pte Ltd (“ICP Distribution”) acquired Estrella Cooperatief BA group of companies collectively known as Energuate, see Note 11.A.1.a.

On March 21, 2016, as part of an internal restructuring, a wholly owned subsidiary, I.C. Power Pte. Ltd. “I.C. Power Singapore” (was subsequently renamed as I.C. Power Ltd.) acquired Kenon’s subsidiary I.C. Power, the holding company for Kenon’s energy generation and distribution business. As a result, I.C. Power Singapore is now the parent holding company of Kenon’s power generation and distribution businesses.

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

The split-up was completed on January 7, 2015 and on January 15, 2015 and January 11, 2015, Kenon shares were traded on New York Stock Exchange (NYSE) and on Tel Aviv Stock Exchange (TASE) (NYSE and TASE: KEN) respectively.

After the split-up, I.C. Power is the primary subsidiary that Kenon holds. I.C. Power, through its operating subsidiaries and associates, provides electricity generation using different technologies such as hydroelectric, natural gas and diesel turbines and heavy fuel oil engines in Peru, Chile, Colombia, Dominican Republic, Bolivia, El Salvador, Jamaica, Nicaragua, Guatemala and Israel.

1.	The split-up included:

a)
IC’s undertaking in the separation agreement (as detailed in Note 30H) with its then wholly owned subsidiary, Kenon, which included (among other things): (i) transfer of the holdings in the companies being transferred to Kenon, as stated above, and transfer of certain rights and liabilities in relation to the companies being transferred from IC to Kenon; (ii) execution of an investment in the capital of Kenon in the amount of $35 million and (iii) issuance of shares of Kenon to IC in respect of the assets and rights to be transferred from IC to Kenon and

b)
IC’s undertaking in a loan agreement whereby, among other things, IC provided Kenon a credit framework in an aggregate amount of up to $200 million, Kenon would pay an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility and an annual interest of Libor+6% interest on the drawn amount, and in the framework thereof it will be provided that in a case of realization of guarantees that IC will remain responsible for with respect to Qoros, the amount for which IC will be liable in a case of realization of these guarantees will be considered a debt of Kenon to IC and the provisions of the loan agreement will apply to it. IC’s back-to-back guarantee of Qoros’ debt was fully released on January 4, 2016. As of December 31, 2016, Kenon has fully drawn its $200 million credit facility from IC.

In March 2016, Kenon announces an amendment to its loan agreement with IC and related pledge arrangements to accommodate the new holding company within the Group, I.C. Power Singapore.

Based on the loan agreement, Kenon pledged 66% of I.C. Power shares held by Kenon. In relation to the internal reorganization above, the pledge effectively continues as Kenon pledged 66% of its shares in I.C. Power Singapore to IC. Kenon also pledged 66% of certain intercompany debt receivables owing from I.C. Power Singapore to Kenon, which receivables resulted from this internal restructuring.

Note 1 – Financial Reporting Principles and Accounting Policies (Con’t)

The pledge over the shares of I.C. Power Singapore and the related intercompany debt receivables were expected to be released following the consummation of an IPO of I.C. Power Singapore, subject to Kenon’s request, and provided that no default, breach of or non-compliance with any material undertaking or material condition contained in the loan agreement and the ratio of holdings value to net debt on such day is at least equal to 2:1 (See Note 11.A.3).

c)	Distribution to IC’s shareholders as a dividend in kind of the shares of Kenon; including registration of these shares for trading, both on NYSE and on TASE;

C.	The internal restructuring of I.C. Power

In relation to the reorganization in Note 1.A, I.C. Power Singapore issued a $145 million note and $75 million note payable to Kenon. The proceeds of the notes were applied by I.C. Power Singapore towards paying the purchase consideration for the acquisition of Kenon’s entire equity interest in I.C. Power. The notes both bear interest at a rate of LIBOR+6% per annum until the date the notes are fully paid.

On October 12, 2016, Kenon received a $78 million payment from I.C. Power Singapore representing repayment of the $75 million note, together with accrued interest.

D.	The reporting periods prior to January 1, 2015

The reporting period for the year ended December 31, 2014 is presented as combined financial statements which have been derived from the consolidated financial statements of IC. The combined financial statements reflect the revenues and expenses directly attributable to the Company and its Combined Entities, as well as allocations deemed reasonable by management, to present the combined profit or loss and other comprehensive income, changes in former parent company investment and cash flows of the Company and its Combined Entities.

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

Significant allocation and assumptions of the comparative financial information (for the year ended December 31, 2014):

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

Profit per share – On January 7, 2015, the split-up was completed and 53,383,015 ordinary shares were issued by Kenon. Therefore, the Profit per share in the combined financial statements is based on this number of shares (in 2014 and 2013).

Note 1 – Financial Reporting Principles and Accounting Policies (Con’t)

E.	Definitions

In these consolidated/ combined financial statements -

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

The consolidated/ combined financial statements were approved for issuance by the Company’s Board of Directors on April 15, 2017.

B.	Functional and presentation currency

These consolidated/ combined financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon.

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

The preparation of accounting estimates used in the preparation of the consolidated/ combined financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Following the Group’s business combination (“Note 11.A.1”), the Group had implemented additional accounting policies under the group of companies and information about assumptions made by management of the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are set forth below:

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

5.
Deferred tax assets

Deferred tax assets are recorded in relation to unutilized tax losses, as well as with respect to deductible temporary differences. Since such deferred tax assets may only be recognized where it is probable that there will be future taxable income against which said losses may be utilized, use of discretion by management of the Group is required in order to assess the probability that such future taxable income will exist. Management’s assessment is re-examined on a current basis and deferred tax assets are recognized if it is probable that future taxable income will permit recovery of the deferred tax assets.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

6.
Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase gain is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss.

Any contingent consideration is measured at fair value at the acquisition date. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit or loss.

7.
Contingent Liabilities

From time to time, the Group is involved in routine litigation that arises in the ordinary course of business. Provisions for litigation are recognized as set out in Note 3(P). Contingent liabilities for litigation and other claims do not result in provisions, but are disclosed in Note 20. The outcomes of legal proceedings with the Group are subjected to significant uncertainty and changes in factors impacting management’s assessments could materially impact the consolidated financial statements.

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

Reorganizations in Common Control Transactions

Common control transactions of companies that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of Group’s parent company.

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

The Group recognizes contingent consideration measured at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; except for non-derivative financial instrument contingent consideration which will be measured through other comprehensive income.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

Note 3 – Significant Accounting Policies (Cont’d)

(2) Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

The Company has no interest in structured entities as of December 31, 2016 and 2015.

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

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

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

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

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

Note 3 – Significant Accounting Policies (Cont’d)

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

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

(9)	Reorganizations under Common Control Transactions

Common control transactions that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of the parent company.

Note 3 – Significant Accounting Policies (Cont’d)

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

(A) Consolidation of COBEE Financial Statements

The Bolivian government under the mandate of Evo Morales has nationalized companies that were privatized during President Gonzalo Sánchez de Lozada’s 1993-1997 administration and some other companies that were never owned by the Bolivian government.

As of the date of this report, the Bolivian government has not taken any specific action nor threatened to take any specific action against COBEE. Currently, I.C. Power has full control of COBEE´s operations and maintains all the associated economic rights and risks. Therefore, COBEE´s financial statements are consolidated in the accompanying consolidated financial statements.

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

(1)	Non-derivative financial assets and financial liabilities - recognition and de-recognition

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

(3)	Non-derivative financial liabilities - Measurement

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

Note 3 – Significant Accounting Policies (Cont’d)

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

A financial guarantee is initially recognized at fair value. In subsequent periods,  a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under IAS 39 Financial Instruments: Recognition and Measurement and subsequently amortized in accordance with the guidelines of IAS 18 Revenue. Any resulting adjustment of the liability is recognized in profit or loss.

D.	Cash and Cash Equivalents

In the consolidated/ combined statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

E.	Property, plant and equipment, net

(1)	Recognition and measurement

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

Note 3 – Significant Accounting Policies (Cont’d)

 The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements	2 – 50
Installations, machinery and equipment:
Thermal power plants	10 – 35
Hydro-electric plants	70 – 90
Wind power plants	25
Power generation and electrical	20
Dams	18 – 80
Office furniture, motor vehicles and other equipment	3 – 16
Substations, medium voltage equipment and transf.MV/LV	30 – 40
Meters and connections	10 – 25

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

F.	Intangible assets, net

(1)	Recognition and measurement

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
Development activities involve expenditures incurred in relation to the design and evaluation of future power plant projects before the technical feasibility and commercial viability is fully completed, however the Group intends to and has sufficient resources to complete the development and to use or sell the asset.
At each reporting date, the management of the Group performs an evaluation of each project in order to identify facts and circumstances that suggest that the carrying amount of the assets may exceed their recoverable amount.

Concessions
Intangible assets granted by the Energy and Mining Ministry of Guatemala to DEORSA and DEOCSA to operate power distribution business in defined geographic areas, and acquired as part of business combination. The Group measures Concessions at cost less accumulated amortization and any accumulated impairment losses.

Customer relationships
Intangible assets acquired as part of a business combination and are recognized separately from goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

•	Concessions	33 years*
•	Customer relationships	1-12 years
•	Software costs	5 years
•	Others	5-27 years

* The concessions are amortized over the remaining life of the licenses from the date of the business combination.

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

G.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

H.	Transfer of assets from customers

In the distribution industry, an entity may receive from its customers items of property, plant and equipment that must be used to connect those customers to a network and provide them with ongoing access to supply electricity. Alternatively, an entity may receive cash from customers for the acquisition or construction of such items of property, plant and equipment. In these cases, where the Group determines that the items qualify for recognition as an asset, the transferred assets are recognized as part of the property plant and equipment in the statement of financial position in accordance with IAS 16 and measured the cost on initial recognition at its fair value.

The transfer of an item of property, plant and equipment is an exchange for dissimilar goods or services. Consequently, the Group recognize revenue in accordance with IAS 18. The timing of the recognition of the revenue arising from the transfer will take place once the Company has control on the assets and the customers are connected to the distribution network.

I.	Service Concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by IFRIC 12. On the basis of such analysis, the Group concluded that its license is outside the scope of IFRIC 12, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with IAS 16 Property, plant and equipment.

Note 3 – Significant Accounting Policies (Cont’d)

J.	Leases

(1) Leased assets

Assets held by the Group under leases that are transferred to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

(2) Lease payments

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

K.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

L.	Trade Receivable, net

Trade receivables are amounts due from customers for the energy and capacity in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Evidence of impairment of financial assets

The Group considers evidence of impairment for trade receivables at both a specific asset and collective level. All individually significant trade receivables are assessed for specific impairment. All individually significant trade receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Trade receivables with similar risk characteristics that are not individually significant are collectively assessed for impairment.  In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

M.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

Note 3 – Significant Accounting Policies (Cont’d)

N.	Impairment

(1)	Non-derivative financial assets

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

An impairment loss is calculated as the difference between an asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets
Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI.

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

O.	Employee benefits

(1)	Short-term employee benefits

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

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date. With respect to grants made to OPC Rotem Ltd’s (“OPC”) senior executives, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

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

(4)	Defined Benefit Plans

The calculation of defined benefit obligation is performed at the end of each reporting period by a qualified actuary using the projected unit credit method. Remeasurements of the defined benefit liability, which comprise actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. Interest expense and other expenses related to defined benefit plan are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity. The expense is amortised over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

P.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Q.	Revenue recognition

(1)	Revenue from electricity

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax, rebates and discounts and after eliminating sales within the Group.

Revenues from the sale of energy are recognized in the period during which the sale occurs. The revenues from the generation business are recorded based upon output delivered and capacity provided at rates specified pursuant to our Power Purchase Agreements (“PPAs”), or at marginal costs determined on the spot market, if the sales are made on the spot market.

Our revenues are determined substantially by long-term, U.S. dollar-linked PPAs. PPAs are usually entered into at prices that are equivalent to, or higher than, the prevailing spot market rates, the majority of which are indexed to the underlying fuel cost of the related long-term supply agreements. Under the terms of the majority of our PPAs, the power purchaser is contractually obligated to purchase its energy requirements, and sometimes capacity and/or ancillary services, from the power generator based upon a base price (denominated either in U.S. Dollars or in the local currency) that is generally adjusted for a combination of some of the following: (1) fluctuations in exchange rates, (2) the U.S. inflation index, (3) a local inflation index, (4) fluctuations in the cost of operating fuel, (5) supply costs of natural gas, and (6) transmission costs. Additionally, in Peru, PPAs include provisions that change the contractual unitary energy prices in the case of an interruption of the supply or transportation of natural gas through the use of a methodology based on spot prices existing on the dates in which the interruption event occurred. Many of the prices in our PPAs differentiate between peak and off-peak periods. As of December 31, 2016, the weighted average remaining life of our PPAs based on firm capacity was 9 years.

Revenues from the operation of electric energy distribution and other income from exploitation are measured at the fair value of the consideration received. Estimated customer returns, rebates and other similar allowances are deducted from the revenue recognized.

Revenues from the distribution of electric energy are recognized based on the energy delivered, through invoicing and the estimate of sales from the energy supplied which has not been billed yet at the reporting date.

Revenues from toll services are recognized by the owner of the transmission, transformation or distribution facilities for allowing its use for the transportation of energy and capacity by a third party.

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

Revenue from the sale of vehicles in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax (“VAT”), consumption tax and other sales taxes, returns or allowances, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of vehicles can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income of vehicles

Rental income from operating leases is recognized as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

(iii)	Licensing income

License fee and royalties received for the use of the Group’s assets (such as platform technology and patent) are normally recognized in accordance with the substance of the agreement.

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

R.	Government grants

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recorded at the value of the grant received and any difference between this value and the actual construction cost is recognized in profit or loss of the year in which the asset is released.

Government grants related to distribution assets are deducted from the related assets. They are recognized in statement of income on a systematic basic over the useful life of the related asset reducing the depreciation expense.

S.	Deposits received from consumers

Deposits received from consumers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

T.	Transfer of assets from customers

In the power distribution industry, an entity may receive from its customer items in the form of property, plant and equipment that are used to connect these customers to a network with continuous access to power supply. Alternatively, an entity may receive cash from customers in return for the acquisition or construction of such items of property, plant and equipment. In such cases, where the Group determines that these items qualify for recognition as an asset, the transferred assets are recognized as part of the property plant and equipment in the statement of financial position in accordance with IAS 16 and measured its cost on initial recognition at its fair value.

Note 3 – Significant Accounting Policies (Cont’d)

The transfer of an item of property, plant and equipment would be an exchange for dissimilar goods or services. Consequently, the Group recognizes revenue in accordance with IAS 18. The timing of the recognition of the revenue arising from the transfer will depend on the separately identifiable service included in the agreement.

U.	Service concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by IFRIC 12. On the basis of such analysis, the Group concluded that its license is outside the scope of IFRIC 12, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in relation to the Concessions in accordance with IAS 16 Property, plant and equipment.

V.	Guarantee deposits from customers

Deposits received from customers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

W.	Energy purchase

Costs from energy purchases either acquired in the spot market or from contracts with suppliers are recorded on an accrual basis according to the energy actually delivered. Purchases of electric energy, including those which have not yet been billed as of the reporting date, are recorded based on estimates of the energy supplied at the prices prevailing in the spot market or agreed-upon in the respective purchase agreements, as the case may be.

X.	Financing income and expenses

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

The Group’s finance income and finance costs include:

•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of available-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

Y.	Income taxes

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

Note 3 – Significant Accounting Policies (Cont’d)

 (iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Z.	Earnings per share

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

AA.	Share capital – ordinary shares

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

BB.	Discontinued operation

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

Note 3 – Significant Accounting Policies (Cont’d)

CC.	Operating Segment and Geographic Information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments in 2016, which are I.C. Power Generation segment, I.C. Power Distribution segment and Qoros segment.  In addition to the segments detailed above, the Group has other activities, such as a shipping services and renewable energy businesses categorized as Other.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statement, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining of the information to be presented on a geographic basis, revenues are based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

DD.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

EE.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

Note 3 – Significant Accounting Policies (Cont’d)

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

The Standard is to be applied for annual periods commencing on or after January 1, 2018, with the possibility of early adoption. The Standard is to be applied retroactively, except in a number of circumstances. Management of the Group is examining the effects of IFRS 9 on the financial statements with no plans for early adoption.

The Group has examined IFRS 9 in order to determine the qualitative impacts of the implementation. As of 31 December 2016, the Group is not able to determine the quantitative impact and considers that the overall impact of the implementation of IFRS 9 will be immaterial to the Group.

The examination of the potential qualitative impacts was conducted, considering the following three main areas of IFRS 9:

a)	Classification of financial assets

There are no material impacts expected concerning the classification and measurement of financial assets due to the types of financial assets held by the Group entities. The Group does not hold complex financial assets nor enters in complex structured financing transaction such as securitization transactions, factoring-arrangements, etc.

b)	Impairment of financial assets

In general, the most important financial assets of the Group, trade receivables, do not contain a significant financing component. Therefore, the simplified approach as established in IFRS 9 is recommended to be applied. According to IFRS 9, provision matrix may be used to estimate expected credit losses (“ECL”) for these financial instruments without the use of hindsight of a default, and the matrix would include expectations of variations in credit risks of customers for the lifetime. Thus, the recognition of losses would be based on the maximum period over which ECL which is the maximum contractual period over which the entity is exposed to credit risk from the first day of the recognition of the receivable.

The Group expects that the application of IFRS 9 will impact both power generation and distribution businesses, but substantially on the distribution business due to the underlying characteristics of this business with numerous private customers with different credit characteristics, compared to the generation business with regulated customers and only few non-regulated customers, resulting in:

•	Changes to the current matrix, including historical and forward looking information.

With consideration of both IFRS 7 and IFRS 9, it introduces new disclosure requirements to disclosures relating to an impairment.

c)	Hedge Accounting

The Group has not decided on continuing with the hedge accounting requirements under IAS 39 “Financial Instruments: Recognition and Measurement” or to adopt the new hedge accounting requirements under IFRS 9. If the Group decides to apply the new hedge accounting requirements, it would require the Group to restore balance or equilibrium to existing hedges on transition to fulfill the new effectiveness requirements under the new hedge accounting requirements. The resulting gain or loss would be recognized in profit and loss. The applicable will be in relation to Cardones’ and Amayo’s interest rate swap derivatives.

d)	Modification of financial liabilities measured at amortized cost that do not result in de-recognition

When a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized in profit or loss. Therefore the Group should evaluate the changes to the current accounting policy and should estimate the impacts resulting from the retrospective application from modification gains and losses arising from financial liability from Kallpa bond issuance that are still recognized at the date of initial application of IFRS 9, adjustments might have need to be calculated and recorded through opening retained earnings on transition.

Note 3 – Significant Accounting Policies (Cont’d)

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

The Group has conducted an initial assessment in order to determine the qualitative impacts of the implementation of IFRS 15. As of December 31, 2016, the Group is not able to determine quantitative impacts, however, under a qualitative point of view it is expected to have impacts in the following aspects, which are described below according to areas affected by the new standard and for each business unit.

With respect to the power generation business, the Group expects impacts on the following:

•
Identification of the contract: Selective Group’s contracts are subject to changes in scope or prices that requires evaluation to determine treatment of modification based on considerations to separate contracts or evaluate as integral part of the original contracts.

•
Performance obligations: Recognition of revenue of performance obligations that are currently not accounted for separately such as promises to make available capacity or energy on demand, and renewal options that qualify as a material right. On the other hand, recognition of revenue of transmission services paid on behalf of some customers and subsequently reimbursed are expected not to qualify as separate performance obligations, thus, no gross revenue should be recognized due to the fact that the group would be acting as an agent and a netting presentation of payment of reimbursements in the statement of profit or loss is reasonable.

•
Transaction price: The Group’s contracts with customers contain variable factors that may affect its cash flow, such as stepped pricing, volume discounts, adjustments based on fuel price or operating conditions of Sistema Eléctrico Interconectado Nacional del Peru (“SEIN”) and penalties. All these features may impact the determination of the transaction price, thus, the Group expects the application of a high degree of judgment to estimate the amount of these variable consideration.

•
Allocation of the transaction price: For the allocation of the transaction price, the Group expects certain challenges to determine the stand alone selling prices of the several performance obligations. The Group expects to apply significant judgment to determine the stand-alone selling price for the supply energy and the other performance obligations that are not being separately recognized.

•
Recognition of revenue: Apart from the separation of the transaction prices in various performance obligations, the Group expects no significant impact in the timing of the revenue recognition of the major service (energy and capacity supply), this corresponds to a series of different promises that may be treated as a single performance obligation that may be recognized overtime, similar to the current treatment.

•
Other matters: the Group expects an enhancement in the disclosures that relates to revenue. In addition, with respect to transition, the Group plans to evaluate the results of the initial quantification of the impacts of the new standard for decision-making about the transition method to be applied.

Note 3 – Significant Accounting Policies (Cont’d)

With respect to the distribution business, the Group expects impacts on the following topics:

•	Treatment of modifications of contracts as described in the preceding generation business section above.
•
Performance obligations: Some new performance obligations has been identified, for example, certain administrative activities that the Group carries out on behalf of some customers (municipalities). However, the Group estimate this may be considered as not material obligations.

•
Transaction price: The Group identifies variable consideration associated with unbilled energy. Although, this concept is currently recognized as revenue, it is expected to change the method to quantify it. In addition, considering the collectability criteria are met for those contracts, there is a significant financing component concerning contracts with customers with payment agreements. These agreements allow the customers to pay in arrears (ranging from 8 to 120 months). The practical expedient to not adjust the transaction price for the time value of money cannot be used for payment terms which establish that the period between performance and payment for that performance is more than one year. Another impact is the determination of the discount rate. This rate should reflect the individual credit risk of the specific customer. To date, the discount rate used is that published quarterly by the Regulator, Comisión Nacional de Energía Eléctrica (“CNEE”).

•	Allocation of the transaction price: Similar to the generation business.
•
Other matters: the Group expects an enhancement in the disclosures that relates to revenue. In addition, with respect to transition, the Group plans to evaluate the results of the initial quantification of the impacts of the new standard for decision-making about the transition method to be applied.

In addition, the Group is currently evaluating the impacts on internal controls and processes. The next steps include the preparation of an implementation plan and further trainings to the employees in order to ensure a successful implementation.

3)
International Financial Accounting Standard IFRS 16 “Leases” The standard replaces IAS 17 – Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard will become effective for annual periods commencing on or after January 1, 2019, with the possibility of early adoption, so long as the Group has also early adopted IFRS 15 – Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group’s initial assessment is in progress to examine the impacts for future implementation of IFRS 16.

 Note 4 – Determination of Fair Value

As part of its accounting policies and disclosure requirements, management of the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for purposes of measurement and/or disclosure based on the following methods. Additional information regarding the assumptions used in determining the fair values is disclosed in the notes relating to that asset or liability. A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

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

A.	Business Combinations

The Group measures the value of the acquired assets, liabilities, and contingent liabilities considering the fair value basis from the date on which the Group took control. The criteria considered to measure the fair value of the main items were the following:

•	Fixed assets were valued considering the market value provided by an appraiser;

•	Intangibles consider the valuation of Concessions;

•	Deferred taxes were valued based on the temporary differences between the accounting and tax basis of the business combination;

•	Non-controlling interests were measured as a proportional basis of the net assets identified on the acquisition date

•	Intangibles consider the valuation of its Power Purchase Agreements (PPAs); and,

•	Contingent liabilities were determined over the average probability established by third party legal processes.

B.	Cash Generating Unit for impairment testing

See Note 14.C.

C.	Derivatives

See Note 31 regarding “Financial Instruments”.

D.	Non-derivative financial liabilities

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

Note 5 – Cash and Cash Equivalents

	As at December 31
	2016	2015
	$ thousands
Cash in banks	320,199	277,442
Time deposits (a)	6,436	106,511
Cash and cash equivalents for purposes of the statement of cash flows	326,635	383,953

(a)
Time deposits corresponds to short-term investments made for periods ranging from one day to three months, depending on immediate cash requirements of the Group, and earn interest at short-term deposit rates in US Dollars and other currencies ranging from 0.01% to 4.00% per annum.

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 31 “Financial Instruments”.

Note 6 – Short-Term investments and deposits

	As at December 31
	2016	2015
	$ thousands
Short-term bank deposits (a)	—	50,000
Restricted Cash (b)	89,475	251,955
	89,475	301,955
Other	70	6,747
	89,545	308,702

(a)	As at December 31, 2015, corresponds to 180-day time deposits set by Inkia Americas Holdings Ltd from the proceeds of the Inkia Holdings Limited (“Acter sale”).

(b)
Corresponds to amounts held in escrow accounts as collateral for loans and contractual obligations, such as debt service reserve accounts and time deposits that guarantee letters of credit. They earn interest at market interest rates of 0.01% to 6.2%. As at December 31, 2015, it included mainly $117 million in I.C. Power Distribution Holdings Pte. Ltd.  for the acquisition of Energuate and $50 million of distributions received by I.C. Power Israel Ltd. (“ICPI”) for the payment of mezzanine Loan-Tranch A made in January 2016..

Note 7 – Trade Receivables, Net

	As at December 31
	2016	2015
	$ thousands
Trade Receivables	285,100	123,377
Less – allowance for doubtful debts	(568)	(104)
	284,532	123,273

Note 8 – Other Current Assets

	As at December 31
	2016	2015
	$ thousands
Government agencies (a)	14,677	23,267
Insurance claims (b)	8,809	3,944
Advances to suppliers	141	306
Transmission line sale (c)	4,200	—
Transaction costs Energuate	1,903	—
Derivative instruments	1,831	—
Selective consumption tax on heavy fuel oil (d)	940	—
Prepaid expenses	6,039	9,489
Other receivables	11,233	8,254
	49,773	45,260

(a)
The balance corresponds mainly to the VAT incurred in the construction of CDA and Samay I (“Puerto Bravo”) projects. Both projects have the tax benefit of recovering the VAT incurred during the construction stage on a regular basis.

(b)
As of December 31, 2016, it corresponds to the accounts receivables recorded in Samay I and Corinto in relation to its insurance claims for property damage and business interruption by $8 million and $750 thousand, respectively. As of December 31, 2015, it corresponds to the accounts receivables recorded in Amayo II and Cobee related to its insurance claims for Business Interruption and for property damage by $2 million and $2 million, respectively.

(c)	As of December 31, 2016, it corresponds to the sale of the transmission line of a Corinto and Amayo I to Empresa Nacional de Transmision Electrica (“ENATREL”).

(d)
During 2016, the Dominican Republic Government, enacted the Decree No. 275-16 which establishes a system of reimbursement of Selective Consumption Tax on fossil fuels and petroleum products to individual or legal entities, including generation companies. The Decree sets out a payment in advance for fuels purchased which will be reimbursed as they are consumed.

Note 9 – Inventories

	As at December 31
	2016	2015
	$ thousands
Fuel (a)	42,105	5,786
Spare parts (b)	49,554	44,565
	91,659	50,351

(a)
The plants in El Salvador, Nicaragua, Guatemala, Jamaica and Dominican Republic consume heavy fuel, and the plants in Chile and Samay I in Peru consume diesel for the generation of electric energy. These plants must purchase fuel in the international market and import it into the respective countries. As of December 31.2016, $30 million corresponds to Samay I’s diesel inventory. According to its Concession agreement, Samay I must keep the equivalent of 15 days of fuel autonomy as cold reserve. The plants must take into consideration demand for the electric energy, available supply and transportation cost and timing when purchasing fuel.

(b)	Corresponds to spare parts held in storage to be used in maintenance work.

During 2016, the Group recognized inventory write downs of $135 thousand charged to cost of sales to present its fuel inventories at net realizable value ($623 thousand during 2015).

Note 10 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros*
	As at December 31
	2016	2015	2016	2015
	$ thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	50%	50%

Current assets	465,892	616,279	259,804	235,084
Non-current assets	1,237,740	1,296,035	1,273,862	1,430,156
Current liabilities	(530,842)	(610,933)	(773,946)	(888,354)
Non-current liabilities	(1,273,447)	(1,222,639)	(695,484)	(746,740)
Non-controlling interests	(3,125)	(3,976)	—	—
Total net assets attributable to the Group	(103,782)	74,766	64,236	30,146

Share of Group in net assets	(33,210)	23,925	32,118	15,073
Adjustments:
Excess cost	114,953	177,360	—	—
Loans	—	—	55,798	109,393
Financial guarantee	—	—	29,677	34,263
Book value of investment	81,743	201,285	117,593	158,729

*
Qoros is a joint venture (See Note 10.C.b). The current assets include cash and cash equivalent of $67 million (2015: $40 million). The current and non-current liabilities excluding trade and other payables and provisions amount to $1.1 billion (2015: $1.2 billion).

Note 10 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Tower*		Qoros***			Generandes**
	For the year ended December 31
	2016	2015	2014	2015	2014	2016	2015	2014	2014
	$ thousands

Revenues	2,539,296	2,991,135	1,667,107	461,778	828,008	377,456	232,114	138,260	193,000

(Loss) / income ****	(168,290)	2,253	(72,515)	(737)	24,723	(285,069)	(392,427)	(349,612)	29,628

Other comprehensive (loss) / income ****	(12,351)	(1,948)	2,399	—	(8,287)	7	(19)	(25)	—

Total comprehensive (loss) / income	(180,641)	305	(70,116)	(737)	16,436	(285,062)	(392,446)	(349,637)	29,628

Kenon’s share of comprehensive
(loss) / income	(57,805)	98	(22,437)	(189)	4,696	(142,531)	(196,223)	(174,818)	11,554

Adjustments	9,856	9,418	9,665	(609)	13,687	(3)	—	12	(12)

Kenon’s share of comprehensive
(Loss) / Income presented in the books	(47,949)	9,516	(12,772)	(798)	18,383	(142,534)	(196,223)	(174,806)	11,542

*	Distributed as dividend-in-kind in July 2015 (see Note 10.C.c). Results of operations for 2015 corresponds to the six months ended June 30, 2015.
**	Sold in 2014.
***
Qoros is a joint venture (See Note 10.C.b). The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during the year were $119 million, $2 million, $63 million and $37 thousand (2015: $75 million, $2 million, $2 million and $92 thousand; 2014: $32 million, $3 million, $35 million and $86 thousand) respectively.

****	Excludes portion attributable to non-controlling interest.

Note 10 – Investment in Associated Companies (Cont’d)

         B.     Associated companies that are individually immaterial

	Associated Companies
	As at December 31
	2016	2015	2014
	$ thousands

Book value of investments as at December 31	8,897	9,008

Share of Group in income	939	123	8,334
Share of Group in other comprehensive (loss)/income	-	-	(10,398)

Share of Group in total comprehensive (loss)/income	939	123	(2,064)

C.	Additional information

a.	ZIM

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

Upon completion of the debt arrangement in ZIM, on July 16, 2014, IC ceased to control ZIM and, therefore, in the third quarter of 2014, IC recorded income in the amount of $796 million as a result of loss of control of ZIM and presentation of its investment in ZIM as an associated company based on its fair value as derived from the amount of IC’s investment in ZIM’s equity in accordance with the arrangement, and also recorded a loss of $187 million due to IC’s waiver of all of ZIM’s debts, as noted above. The resulting amount of the income created, in the amount of $609 million, as stated, was presented in the statement of profit and loss in the category “profit for the year from discontinued operations”.

As part of the debt arrangement, IC invested $200 million in the shareholders’ equity of ZIM. Based on a PPA (purchase price allocation) study made by an external appraiser, the excess cost was allocated, primarily, as follows: negative excess cost to ships, in the amount of $104 million, negative excess cost in respect of unfavorable operating lease contracts, in the amount of $39 million, positive excess cost in respect of containers and equipment, in the amount of $30 million, positive excess cost in respect of a brand name, in the amount of $80 million, and goodwill, in the amount of $219 million.

2.
The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of a prolonged global economic crisis, continued deterioration of market environment which is characterized by slower growth of demand and worsening overcapacity combined with increased uncertainty due to the realigning of global alliances. This situation combined with carriers' ambitions to increase and protect their market share led freight rates to fall sharply in most of the trades, mainly since the second half of 2015. The first half of 2016 continued to be very challenging. Container freight rates hit historical lows across major trades, as new vessel capacity was added, while market demand remained weak. During the second half of 2016, freight rates have increased in certain trades, following a filing for court receivership by one of the top ten companies in the industry.

With the continuous deterioration in the shipping business environment and volatile bunker prices, ZIM's management continues to improve its operational results and liquidity position by optimizing ZIM's network rationalizations including establishment of new partnerships, invest in upgrading customer services and constantly strive to create and maintain efficiencies and cost reductions.

Note 10 – Investment in Associated Companies (Cont’d)

However, continuation of this trend could negatively affect the entire industry and also affect the ZIM's business, financial position, assets value, results of operations, cash flows and compliance with certain financial covenants.

As of December 31, 2016, ZIM had a net deficit of $101 million (compared to net equity of $79 million as of December 31, 2015) and it had negative working capital of $65 million (compared to positive working capital of $5 million as of December 31, 2015).

During the year ended December 31, 2016, ZIM incurred an operating loss of $52 million (compared to operating profit of $98 million during the year ended December 31, 2015 and operating loss of $263 million during the year ended December 31, 2014) and net loss of $164 million (compared to net profit of $7 million during the year ended December 31, 2015 and net loss of $198 million during the year ended December 31, 2014).

As at December 31, 2016, ZIM complies with its amended financial covenants, ZIM’s liquidity amounts to $182 million (Minimum Liquidity required is $125 million) - see also Note 10.C.a.2(ii).

In order to improve its financial position and liquidity, ZIM took the following steps:

(i)	ZIM approached some of its creditors and lessors of vessels and equipment, for the purpose of rescheduling payments.

Below are the main components of the agreements reached:

a.
Deferral of payments in a total amount of approximately $116 million (the "Deferred Amounts"), during a period of up to 12 months starting on September 30, 2016. The repayment of the Deferred Amounts will begin as from January 1, 2018 on a straight line basis and will end on December 31, 2020 (the "Repayment Period"). In case any of the respective agreement expires before the end of the Repayment Period, the unpaid balance of Deferred Amounts will be paid in full upon expiration.

b.	The Deferred Amounts bear interest, at an annual rate of LIBOR + 2.8% paid quarterly in cash.

c.
ZIM granted security over its rights and interests derived from certain of its receivables, for securing the repayment of the Deferred Amounts. The balance of the secured Deferred Amounts as of December 31, 2016 amounted to $41 million.

d.	With respect to excess cash, as defined in the rescheduling agreement, a mechanism of mandatory prepayments of the abovementioned rescheduled amounts and their related accrued interest, will apply.

The binding approvals of these agreements were obtained and the modified terms of these agreements were applied in ZIM's financial statements in the fourth quarter. In this respect, certain agreements of containers leases previously classified as operational leases were reclassified as financial leases, resulting in recognition of additional assets and liabilities in a total amount of $73 million.

(ii)	ZIM obtained amendments to its financial covenants. Accordingly, below are the current financial covenants of ZIM:

1)
Fixed Charge Cover ratio - The required ratio will be assessed on March 31, 2018 onwards, and will gradually increase from 0.78:1 as required on March 31, 2018 to 0.99:1 as required on March 31, 2019 and remain at that level thereafter.

2)
Total Leverage ratio - The required ratio will be assessed on March 31, 2018 onwards, and will gradually decrease from 23.69:1 as required on March 31, 2018 to 6.64:1 as required on December 31, 2018 and remain at that level thereafter.

3)
Minimum Liquidity – This covenant was amended as from March 31, 2016 to include all cash and cash equivalents available to ZIM without any restrictions. In addition, during 2016 and through (and including) September 30, 2016, ZIM was required to stand a minimum liquidity of $150 million. At December 31, 2016 ZIM is in compliance with its financial covenants with liquidity amounting to $182 million (Minimum Liquidity required is $125 million).

Note 10 – Investment in Associated Companies (Cont’d)

ZIM's financial position, liquidity and the risk of deviation from financial covenants depend on the recovery of the shipping industry and especially the freight rates. Current economic conditions make forecasting difficult, and there is possibility that actual performance may be materially different from ZIM's management plans and expectations.

In the opinion of ZIM's management and its Board of Directors, the updated forecast and the abovementioned actions with regards to rescheduling of payments and covenants amendment, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months following the balance sheet date.

3.
The recent trends in the shipping industry, in particular the uncertainty of global markets due to continued conflicts in Middle East, continued decline in trade volumes and freight rates, vessel capacity oversupply, rebalancing of the Chinese economy away from manufacturing and exports towards domestic consumption, and the Panama Canal expansion have an adverse effect on ZIM’s results.

As of June 30, 2016, ZIM tested its assets for impairment based on IAS 36, where ZIM operates an integrated liner network, as one cash-generating unit (“CGU”). ZIM estimated its recoverable amount on the basis of fair value less costs to sell, using the discounted cash flow (“DCF”) method, measured at Level 3 fair value measurement under IFRS 13. The impairment test resulted with a recoverable amount exceeding the carrying amount of the CGU with a range between $291 million and $330 million, and therefore no impairment was recognized. Although ZIM believes the assumptions used for impairment are reasonable and acceptable, no assurance can be made against the level of bunker prices and freight rates sustainability.

Kenon, independently and separately from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets. On October 3, 2016 Kenon concluded that as of June 30, 2016, the carrying amount of the investment in ZIM is higher than the recoverable amount, and therefore, Kenon recognized impairment losses of $72 million in its financial statements in respect of its investment in ZIM.

The impairment losses recognized by Kenon was mainly in relation to goodwill and other fair value adjustments recognized by Kenon as part of its investment in ZIM.

For the purposes of management’s impairment evaluation of the Group’s investment, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. The recoverable amount is based on the higher of the value in use and the fair value less cost of disposal (“FVLCOD”). The valuation is predominantly based on publicly available information and earnings of ZIM over the 12-month periods to both March and June 2016. The valuation approach was based on the equity method, recognizing the cost of investment and share of losses in ZIM, and subsequently to assess a maintainable level of earnings to form a view on the appropriate valuation range as at June 30, 2016.

During the recent valuation, due to the uncertainty experienced in shipping sector, and a limited evidence of a sustained industry recovery as at June 30, 2016, the following data points and benchmarks were considered by the independent valuer:

A.	The implied EV/EBITDA range based on the indicative range of fair values for Kenon’s 32% stake in ZIM and the actual EBITDA for the 12-month to March 31, 2016 and the 12-month to June 30, 2016; and,

B.
The implied EV/EBITDA range based on the indicative range of fair values for Kenon’s 32% stake in ZIM and the estimated sustainable EBITDA computed based on a 5% margin and actual revenue for the 12-month to March 31, 2016. The estimated maintainable margin was based on a 30% discount applied to analyst estimate of the industry margin.

The independent valuer arrived at a range of equity valued between $60 - $120 million after adjustments for Net Debt. The fair value measurement was categorized as Level 3 fair value based on the inputs in the valuation technique used.

Based on the valuation range abovementioned, Kenon adopted the mid-point value of $90 million to appropriately reflect the relevant carrying value of Kenon’s investment in ZIM as at June 30, 2016.

4.	In 2015, ZIM recognized an impairment of the vessels held for sale in an amount of $7 million as impairment under other operating expenses.

5.
As part of the July 2014 group debt restructuring, ZIM undertook to scrap eight vessels during the period of 16 months from the effective date of the restructuring. In 2015, ZIM disposed two vessels, and obtained an extension through December 16, 2015, to dispose the last vessel. As of December 31, 2015 all of such vessels were disposed. Upon the effective date of the restructuring, those vessels were classified as held for sale in ZIM’s report and as a result, an impairment loss in an amount of $110 million was recorded under other operating expenses in ZIM’s report (as included in the Day 1 Effect).

Note 10 – Investment in Associated Companies (Cont’d)

6.
During 2015, ZIM sold all of its holdings in an associated company which resulted in a disposal gain of $32 million recognized in ZIM’s financial statements. Kenon's share of the disposal gain is $10 million and is recognized in share of net income and losses from associated companies.

7.
During 2016, ZIM sold a portion of its holdings in an associated company and ceased to have significant influence over such investee. ZIM recognized a disposal gain in an amount of $16 million, Kenon's share of the disposal gain is $5 million and is recognized in share of net income and losses from associated companies.

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.
As at December 31, 2016, the Group holds, through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”) the equity interest of Qoros in a 50/50 agreement with a Chinese vehicle manufacturer – Chery Automobiles Limited (“Chery”), which is engaged in manufacture of vehicles using advanced technology, and marketing and distribution of the vehicles worldwide under a quality brand name.

2.	As at December 31, 2016, Kenon’s investment in Qoros amounts to $117 million (December 31, 2015 – $159 million).

3.
In January and February 2016, Kenon and Wuhu Chery each, through Quantum, a Kenon subsidiary, provided a RMB275 million ($42 million) convertible loan to Qoros to support its working capital requirements.

During 2015, Kenon and Chery each, through a subsidiary, provided a RMB800 million ($130 million) convertible loan to Qoros to support its ongoing development.

4.
Qoros incurred a net loss of RMB 1.9 billion (approximately $284 million) and had net current liabilities of approximately RMB 3.57 billion (approximately $515 million) for the year ended December 31, 2016 (RMB 2.48 billion (approximately $372 million) and RMB 4.24 billion (approximately $610 million) as of December 31, 2015 respectively).

Qoros had given careful consideration to the future of liquidity of Qoros and its available sources of finance in assessing whether Qoros will have sufficient financial resources to continue as a going concern, with unused bank loan facilities of RMB 205 million (approximately $29 million) as at 31 December 2016, with plans to refinance most of its short-term loans in 2017.

5.	Ansonia Loans

a.	Overview

On April 22 and September 2, 2016, Ansonia Holdings Singapore B.V. ("Ansonia"), which owns approximately 58% of the outstanding shares of Kenon, entered an agreement to provide loans (“Ansonia loans”) in an aggregate amount of up to RMB 450 million ($72 million) with an interest rate of 6% per annum, subjected to late payment penalty interest calculated by increasing the prevailing loan interest rate to 120%, through Quantum, to support Qoros. Wuhu Chery completed its provision of loans to Qoros in the same amount and on similar conditions.  Set forth below is an overview of the Ansonia loans as of December 31, 2016:

Date Granted	RMB million	Plus certain interest	Convertible into Equity Discount Rate [1]	Loan Transfer Date from Quantum to Qoros [2]
Tranche 1 / Apr 2016	150	6%	10%	May 20, 2016
Tranche 2 / Apr 2016	150			June 28, 2016
Tranche 3 / Sep 2016	150		25%	September 6, 2016
Total	450 ($72 million)

1. To facilitate potential investment by a third party in Qoros, Ansonia loans are automatically convertible into equity in Quantum in the event of a third-party financing at Qoros meets certain conditions, or when Ansonia loans are repaid in relation to such third-party financing. The loans will be convertible into equity of Quantum at a 10% (Tranche 1 and 2) and at a 25% discount (Tranche 3) discount to the implied value of Qoros based upon the third-party financing.
2. Loans carry the same term of 9 months from the first transfer date

As of December 31, 2016, Kenon engaged a third party to perform the fair value of the Ansonia loans that amounted to RMB 450 million (approximately $72 million) and were valued at approximately RMB 303 million ($45 million; loan $16 million and equity derivative $29 million). The accounting for Ansonia loans at fair value gain are measured in accordance with IAS 39 (See Consolidated Statement of Changes in Equity For the years ended December 31, 2016 and 2015).

Note 10 – Investment in Associated Companies (Cont’d)

b.	Repayment of the Ansonia loans

i.
Ansonia loans to Quantum are non-recourse to Kenon, and limited recourse to Quantum. Quantum’s obligations to repay these loans when Quantum receives loan repayments from Qoros; or Quantum sells all or portion of its interest in Qoros.

ii.
Qoros has agreed to secure and undertaken to enter into the pledge for the Quantum and Wuhu Chery loans with certain collateral. The pledge is subjected to approvals to be received. Qoros' pledge of this collateral will be released upon a conversion of the shareholder loans into equity (as described below) or upon repayment.

iii.	Quantum agreed to assign its rights, title and interests in the collateral securing these loans to Ansonia.
iv.	Ansonia loans can be repaid by Quantum without penalty or premium prior to the conversion into Equity of Quantum.

c.	Conversion of the Ansonia loans into Equity (“Conversion”)

Upon the conversion, Kenon's indirect interest in Qoros will be diluted. From the point of the conversion until the third anniversary of such conversion, Ansonia will have the option to convert its equity in Quantum into an equivalent value of equity in Qoros, subject to regulatory acceptance, Qoros', Chery's and Wuhu Chery's approvals.

In view of Qoros' financing needs, Kenon believes that the amendment of the Loan Agreement to facilitate the Third Tranche, is in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, this transaction has been reviewed and approved by Kenon in accordance with its related party transaction policy.

6.	Financial Guarantees Provisions in 2016

On June 30, 2016, Kenon increased its previously recognized provision of $30 million to $160 million in respect to Kenon’s “back-to-back” guarantee obligations to Chery (RMB1,100 million), in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. In addition to the current liquidity needs of Qoros, its financial position and Kenon’s strategic intent, the provision was made due to uncertainty in the Chinese automobile market. As a result, Kenon recognized a $130 million charge to expense for such financial guarantees in its consolidated statement of profit or loss in 2016.

These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility, and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility, and interest and fees, if applicable.

7.	Financial Guarantees Release from 2016

On December 25, 2016. Kenon has agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery has been reduced by RMB250 million as follows. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) have been reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest described in the table below) has been reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia has committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

As at December 31, 2016, Kenon’s back-to-back guarantee obligations to Chery is RMB 850 million including any interest and charges (approximately $119 million).

Chery has agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans will be used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Quantum has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding shares to meet its pledge obligations under a Qoros RMB 1.2 billion loan facility with EXIM Bank. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances Quantum must pledge additional shares (to the extent it has unencumbered shares), and in other circumstances the pledged shares may be released and the borrowed shares must be returned, e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion EXIM Bank facility (Quantum has previously pledged a significant portion of its Qoros shares to secure Qoros’ obligations under Qoros’ RMB 1.2 billion loan facility with EXIM Bank).

Kenon has been informed that, in order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder has given certain undertakings to Chery with respect to the released guarantee obligations.

Note 10 – Investment in Associated Companies (Cont’d)

a.	Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros' debt as of December 31, 2016:

Date Granted	Qoros Credit Facility (EXIM Bank loan facility)	Kenon Maximum Guarantee Obligation prior to Guarantee Release described above	Kenon Maximum Guarantee Obligation after Guarantee Release
	RMB million
				Plus certain interest and fees
Spin-Off / November 2015	3,000	750	475 ($69 million)[1,2]	-
May / November 2015	700	350 [3]	350 ($51 million)[3]	60 [3]
Total[4]		1,100 ($160 million) [1,2]	825 ($120 million)[1,2]	60 ($9 million)[3]

1.
In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion. This is subject to the reduction of Kenon’s back-to-back guarantee obligations by one-third as described above.

2.
Following the reduction in back-to-back guarantee obligations of Kenon as described above, Kenon’s maximum guarantee obligations (subject to certain obligations to negotiate fees and interest.) in respect of Qoros’ RMB3 billion facility have been reduced to RMB500 million. Pursuant to the Ansonia Commitment described above, Ansonia has agreed to pay up to RMB25 million (approximately $4 million) to Kenon in certain circumstances in the event that Kenon is required to make payments on its back-to-back guarantees under the RMB3 billion facility; any payment by Ansonia would be made only after all obligations under Kenon’s back-to-back guarantees in excess of the amount of the Ansonia Commitment have been satisfied. Giving effect to the Ansonia Commitment, Kenon’s effective maximum guarantee obligations are RMB475 million.

3.
In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

4.
Table does not include pledges. Quantum has pledged a significant portion of its Qoros shares to EXIM Bank to secure Qoros’ obligations under the RMB1.2 billion EXIM Bank facility. Quantum has also pledged Qoros shares to Chery as described above. (For further information, See Note 10.C.b.8)

8.	Financial Guarantees Release from 2017

On March 10, 2017, Kenon announces that it has agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which releases Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

On March 10, 2017, Kenon transferred RMB388.5 million (approximately $57 million) ("First Tranche Loans") to Qoros in relation to a reduction of RMB425 million (approximately $63 million) of Kenon's back-to-back guarantee obligations to Chery, including related interest and fees and the provision of the Second Tranche Loans shall be at Kenon's discretion.

As part of the First Tranche Loans, in relation to 50% reduction of the guarantee, Kenon funded 50% for Kenon and 50% on behalf of Chery. Kenon will also pledge Qoros shares to Chery (as discussed below) in relation to the remaining 50% of the guarantee reduction.

Kenon agreed to provide an additional RMB388.5 million to Qoros (the "Second Tranche Loans") on similar terms (subject to the signing of additional agreements and certain other conditions) in relation to a further RMB425 million reduction in its back-to-back guarantees, which will release Kenon completely from all of its back-to-back guarantee obligations to Chery.

In the event that Chery's obligations under its guarantees are reduced, through amortization of the loans or guarantee releases, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

Quantum will pledge approximately 10.3% of the outstanding shares of Qoros to Chery in relation to 50% of the guarantee releases, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases.

Note 10 – Investment in Associated Companies (Cont’d)

In addition, Chery may also borrow from Quantum 5% of Qoros' outstanding shares in relation to Kenon's provision of the First Tranche Loans and the Second Tranche Loans. The number of Qoros shares pledged to Chery which are borrowed from Quantum is subject to adjustment from time to time.

Set forth below is an overview of the RMB850 million back-to-back guarantees provided by Kenon in respect of Qoros' indebtedness, reflecting the reduction of the back-to-back guarantees described above:

Loans	Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Investment	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Investment	Pledge of Qoros Shares in relation to Investment
		in RMB million
First Tranche	March 2017	388.5	850 [1]	425 [3]	425	5.17%
Second Tranche	At Kenon's discretion	388.5	425	425 [3]	—	5.17%
Total		777	—	850 [3]	—	10.3%[2]

1. Kenon's major shareholder Ansonia Holdings Singapore B.V. has committed to fund RMB25 million (approximately $4 million) of Kenon's back-to-back guarantee obligations in certain circumstances.
2. Excludes up to 5% of Qoros shares which Chery may borrow from Quantum to meet its pledge obligations under the Qoros RMB1.2 billion loan facility, as discussed above.
3. Plus interest and fees.

Following the pledges above, and taking account of prior pledges by Quantum of Qoros shares to Qoros' lenders and to Chery, substantially all of Kenon's interest in Qoros will be pledged, or could be pledged pursuant to the equity borrowing arrangements with Chery described above.

The proceeds of the First Tranche Loans will be used to support Qoros' ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts. The transactions enable Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

9.	Background of Financial Guarantees

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion ($242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion ($482 million). In November 2015, Kenon has provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of certain of Qoros’ indebtedness and has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ RMB3 billion credit facility are equal in proportion; Kenon has similarly agreed to try to find an acceptable solution in respect of Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ 1.5 RMB billion facility, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery. As a result, if Qoros is unable to meet its operating expenses or is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. In a back-to-back arrangement Kenon committed to Chery to pay half of every amount it will be required to pay with respect to the above-mentioned guarantee (“the 2012 Guarantee"). The fair value of the guarantee has been recorded in the financial statements.

Prior to Kenon’s spin-off from IC, IC provided the 2012 Guarantee to Qoros. This guarantee by IC is a back-to-back guarantee of Chery’s guarantee of up to RMB1.5 billion (approximately $240 million) under this credit facility, and the obligation of IC under this back-to-back guarantee is up to RMB888 million (approximately $142 million), including related interest and fees. In relation to Kenon’s spin-off from IC, IC continued to provide this guarantee and Kenon entered into a$200 million credit facility with IC, and to the extent that IC is required to make payments under its back-to-back guarantee in respect of Qoros’ credit facility, the amount of the loans owed by Kenon to IC under the credit facility will be increased accordingly.

On February 12, 2015, Kenon has agreed to provide a RMB400 million (approximately $64 million) loan to Qoros to support its ongoing development, and in relation to the provision of this loan, IC’s back-to-back guarantee of Qoros’ debt was released in full. Chery’s guarantee under the Qoros facility of up to RMB1.5 billion (approximately $240 million) is not being released in relation to the release of IC’s back-to-back guarantees and, as described above, in November 2015 Kenon has provided back-to-back guarantees to Chery of RMB750 million.

Note 10 – Investment in Associated Companies (Cont’d)

b.
On May 12, 2015, Qoros has signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million ($108 million) or in USD not exceeding the equivalent to RMB480 million ($78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was secured by Chery Automobile Co., Ltd (“Chery Guarantee Deed”) and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion ($0.5 billion). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

With relation to the above, Kenon provided a RMB350 million ($54 million) guarantee of this financing agreement to Chery for up to 50% of Chery’s Guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million ($108 million) with an interest rate of 5.39% (RMB 700 million as at December 31, 2015). The fair value of the guarantee has been recorded in the financial statements.

d.
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

Kenon funded the RMB400 million ($65 million) shareholder loan through drawdowns of $65 million under a Credit Facility with its former parent, IC as disclosed in Note 1.B.

e.
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

As part of the reduction of guarantee obligations in Note 10.C.b.7, Kenon has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility. As of December 31, 2016, in relation to this loan facility of RMB 1.2 billion, Kenon and Chery have each pledged 22.6% of its equity interest in Qoros.

10.	Business Plans

a.
In September 2014, Qoros’ board of directors reviewed a business development plan for the next ten years. Subsequently, Qoros’ board of directors approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. As a result, Qoros management performed impairment tests in October 2015 and February 2016. In March 2017, Qoros’ board of directors approved a new business development plan for the next five years. As a result, Qoros management performed impairment tests in March 2017 on Qoros’ operating assets as of December 31, 2016 and intangible assets.

Based on Qoros’ 2017 business plan, cash flow forecast, unutilised bank loan facilities and the plan to refinance the existing short term loans, Qoros’ is projected to generate sufficient cash flows to meet its liabilities over the next twelve months from 31 December 2016. In preparing the cash flow forecast, Qoros considered the unused bank loan facilities of RMB 205 million (approximately $29 million), the roll forward of its short-term loans from banks, and Qoros’ management opinion that the assumptions which are included in the cash flow forecast are reasonable.  Accordingly, the consolidated financial statements have been prepared on a going concern basis.  In the event where Qoros is unable to continue as a going concern, then this could have a material impact on Qoros’ ability to realise their assets at their recognised values and to fulfill liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

The recoverable amount of this CGU containing the intangible asset which is not available for use yet has been determined based on fair value less costs of disposal using discounted cash flow projections.  These calculations were based on the cash flow projections from the 2017 business plan approved by management covering a five-year period ending 31 December 2021 and the terminal value.  Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate of 3% which is consistent with the forecasts included in independent expert report.  The growth rates used do not exceed the long-term average growth rates for the business in which the CGU operates.

Note 10 – Investment in Associated Companies (Cont’d)

Qoros concluded that the recoverable amount of its CGU was higher than the carrying value (adjusted for depreciation and amortization). The recoverable amount was determined based on fair value of Qoros’ assets less the costs of disposal and its value in use, using discounted cashflow method. Therefore, no impairment was recognized in Qoros’ December 31, 2016 financial statements in respect of its CGU.

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

The conclusion of its asset evaluation and future liquidity from available sources of finance through, renewal of borrowings, rollover financing, additional shareholder loans and steps to improve its working capital, provides Qoros its  future financial resources.

c.	Tower

1.
In March 2015, Tower accelerated the conversion of $80 million of its outstanding Series F Bonds into ordinary shares of Tower. As a result of the issuance of shares, Kenon's interest in Tower was reduced from 29% to 23% of Tower’s equity and Kenon realized a dilution gain of $32 million.

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

5.
After the distribution, Kenon beneficially owned 1,669,795 Warrants representing approximately 2.0% of outstanding Ordinary Shares of Tower. On August 5, 2016, Kenon sold 1,699,795 Series 9 Warrants of Tower for proceeds of approximately $11.4 million.

Note 10 – Investment in Associated Companies (Cont’d)

d.	Generandes Peru S.A

During the last quarter of 2013, Inkia announced its decision to sell its 39.01% direct equity in Generandes Peru S.A. (Holding of Edegel S.A.A.)

In April 2014, the board of directors of I.C. Power approved the sale of Generandes Peru S.A. I.C. Power recorded its investment in Generandes Peru S.A. as an associate, applying the equity method until April 30, 2014.

On April 30, 2014, Inkia Americas Holdings Ltd. (the “Seller”) and I.C. Power Ltd as guarantor of the Seller, signed a share purchase agreement with Enersis SA (Enersis) for the sale of its shares in Inkia Holdings (Acter) Limited that owns 21.14% indirect equity in Edegel S.A.A. for a sale price of $413 million. On September 3, 2014, Inkia Americas Holdings Ltd. completed the sale of its shares in Inkia Holdings (Acter) Limited, that had directly the equivalent of 39.01% of Generandes Peru S. A.

As a result of this sale the Group recognized a gain on disposal of $132 million (net of tax $85 million). In addition, the Group recognized a gain in its combined statement of profit and loss from the reclassification of foreign exchange of $25 million gain that was previously included in accumulated other comprehensive income.

Note 10 – Investment in Associated Companies (Cont’d)

D.	Details regarding dividends received from associated companies

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
From associated companies	743	4,487	32,227

E.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM's residual assets, except as disclosed below.

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

The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if major shareholders’ ownership interest in Kenon (controlling shareholders of Kenon) is less than 36%, or major shareholders cease to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares),will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in major shareholders’ ownership or “control” (as defined in the State of Israel consent received by IC in relation to the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation).

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

Note 11 – Subsidiaries

A.	Investments

1.	I.C. Power

a.	Subsidiaries acquired in 2016

On December 29, 2015, I.C. Power Distribution Holdings Pte Ltd (“ICP Distribution”) entered into an agreement with Deorsa-Deocsa Holdings Ltd. to acquire 100% of the shares of Estrella Cooperatief BA, a holding company that indirectly owned two distribution companies in Guatemala (90.6% of Distribuidora de Electricidad de Occidente S.A.-DEOCSA and 92.68% of Distribuidora de Electricidad de Oriente S.A.-DEORSA) and 100% of two smaller related businesses (Redes Electricas de Centroamerica S.A.-RECSA and Comercializadora Guatemalteca Mayorista de Electricidad S.A.-GUATEMEL), collectively referred as “Energuate” for a purchase price equal to (i) the base purchase price, plus (ii) the deferred payment, and (iii) the final adjustment amount.

On January 22, 2016, ICP Distribution acquired Estrella Cooperatief BA for a total consideration of $266 million which included a base price of $243 million paid at the closing date and a deferred payment of $24 million which was paid on April 12, 2016. The consideration agreed is subject to working capital adjustments.

                        i.   Consideration transferred

The following table summarizes the acquisition-date fair value of each major class of consideration transferred:

$ thousands
Cash consideration paid	242,536
Deferred payment	23,750
Total cash consideration paid	266,286

$ thousands
Cash consideration paid	266,286
Cash and cash equivalents acquired	(60,227)
Net cash outflow used on acquisition	206,059

                        ii.    Identifiable assets acquired and liabilities assumed

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Note	$ thousands
Property, plant and equipment	13.A	392,495
Intangibles	14.A	195,148
Deferred income tax assets, net		20,289
Trade receivables, net		100,508
Cash and cash equivalents		60,227
Other assets		22,457
Loan from bank and others		(288,290)
Deferred income tax liabilities		(54,642)
Trade payables		(108,193)
Guarantee deposits from customers		(51,072)
Other liabilities		(39,418)
Fair value of total identifiable net assets acquired		249,509

Note 11 – Subsidiaries (Cont’d)

iii.	Measurement of fair values

I.C. Power has measured the value of the acquired assets and liabilities at fair value on January 22, 2016, the date in which the Company gained control over Estrella Cooperatief BA. Additional information regarding the fair value measurement of the main items acquired is as follows:

▪	Fixed assets were valued considering the market value provided by an appraiser;
▪	Intangibles consider the valuation of its Concessions;
▪	Deferred taxes were valued based on the temporary differences between the accounting and tax basis of the business combination; and,
▪	Non-controlling interests were measured as a proportional basis of the net assets identified on the acquisition date.

iv.	Goodwill

Goodwill arising from the acquisition has been recognized as follows:

$ thousands
Total consideration transferred	266,286
Non-controlling interest	20,325
Fair value of identifiable net assets	(249,509)
Goodwill*	37,102

* This amount is not deductible for tax purposes and was determined in Guatemalan Quetzals.

Goodwill is explained by the strategic interest of I.C. Power to expand its presence in distribution business. The goodwill is attributable mainly to the synergy from the acquisition of the complimentary business in I.C. Power.

v.	Recognition of revenues and profit or loss

During the period from the acquisition date to December 31, 2016, the revenues and profit or loss contributed by Estrella Cooperatief BA. to the consolidated results are $515 million and $29 million respectively. If the acquisition had occurred on January 1, 2016, the Group’s management estimates that consolidated revenue would have been $551 million, and consolidated profit for the period would be $30 million. In determining these amounts, it was assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016.

Note 11 – Subsidiaries (Cont’d)

b.	Subsidiaries acquired in 2015

1.	Advanced Integrated Energy Ltd.

On June 8, 2015 I.C. Power executed an agreement with Hadera Paper Ltd (“Hadera Paper”)., pursuant to which I.C. Power agreed to acquire from Hadera Paper 100% of the shares in Advanced Integrated Energy Ltd. (“AIE”) and the Hadera Paper’s energy center. AIE holds a conditional license for the construction of a 120MW cogeneration power station in Israel. The total payment amounted to NIS 60 million (approximately $15.7 million) which involved two transactions:

i.
A business combination in the amount of NIS 36 million ($9 million) as follows: (i) On August 10, 2015, after fulfilling the conditions precedent contemplated in the aforementioned agreement, I.C. Power completed the acquisition of AIE and paid NIS 1.8 million (approximately $460 thousand) to Hadera Paper Ltd. for the acquisition of the shares. (ii) I.C. Power through AIE paid NIS 34 million (approximately $9 million) for the repayment of the loan between Hadera Paper Ltd. and its former shareholder.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition:

$ thousands
Property, plant and equipment	8,981
Intangible	464
Deferred income tax liabilities	(123)
Total identifiable net assets acquired	9,322
Total consideration	(9,441)
Goodwill	119

ii.	AEI acquired of Hadera Paper’s energy center in the aggregate amount of NIS 24 million (approximately $6 million). The Hadera Paper’s energy center generates electricity with a 18MW steam turbine.

The amounts included in the Group’s 2015 consolidated financial statements for these acquisitions are immaterial. Also, no pro-forma financial information has been included as effects are immaterial.

During 2016, AIE issued I.C. Power several capital notes of NIS 130 thousand (approximately $50 thousand), according to their terms, the notes bear no interest and are repayable subject to the AIE’s sole discretion no earlier than five years after the issuance. Additional investments by I.C. Power will be required to enable AIE to complete construction of the power plant, which is expected to commence operations in September 2019.

c.	During 2014, I.C. Power acquired the following companies:

1.	AEI Nicaragua Holdings Ltd., AEI Jamaica Holdings Ltd.

On February 18, 2014, I.C.Power entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Nicaragua Holdings Ltd. and AEI Jamaica Holdings Ltd. for a purchase price of $54 million. On March 12, 2014, Inkia took control of AEI Nicaragua Holdings and paid $37 million to AEI Power Ltd. in relation with the acquisition. As a result of the post-closing purchase price adjustments, AEI Power Ltd. refunded $7 million to I.C. Power on April 14, 2014, therefore, the final purchase price of AEI Nicaragua Holdings was $30 million.

2.	AEI Jamaica Holdings Ltd.

On May 30, 2014, I.C.Power took control of AEI Jamaica Holdings and paid $18 million to AEI Power Ltd. in relation to the acquisition. As a result of the post-closing purchase price adjustments, I.C. Power paid an additional $3 million to AEI Power Ltd. on July 1, 2014; therefore, the final purchase price of AEI Jamaica Holdings was $21 million.

Note 11 – Subsidiaries (Cont’d)

As of result of this transaction, I.C. Power increased its ownership from 15.57% to 100% in Jamaica Private Power Company (a subsidiary of AEI Jamaica Holdings). The measurement to fair value of I.C. Power’s pre-existing share in Jamaica Power Company resulted in a gain of $3 million ($6 million less $3 million carrying amount of such investment at the acquisition date).

3.	Surpetroil S.A.S (“Surpetroil”)

On March 12, 2014, I.C. Power through its subsidiary Samay III signed a share purchase agreement to acquire a 60% stake of Surpetroil, involved in power generation, natural gas transport and distribution using Colombia’s stranded gas, as well as a 60% stake in two companies: Surenergy S.A.S. E.S.P. (Colombia) and Surpetroil S.A.S. (Peru) for a total purchase price of $18 million. On March 28, 2014, I.C. Power took control of Surpetroil and paid $12 million at closing. The remaining $6 million has been retained by I.C. Power to be reinvested by the minority shareholders in new projects. As of December 31, 2016, there is no outstanding balance.

4.	AEI Guatemala Holdings Ltd.

On August 13, 2014, I.C. Power entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Guatemala Holdings Ltd for a purchase price of $29 million. On September 17, 2014, I.C. Power completed the acquisition of AEI Guatemala Holdings and paid $29 million to AEI Power Ltd.

On October 22, 2014, I.C. Power paid an additional of $6 million as a result of the post-closing purchase price adjustments, and $350 thousand for reorganization costs. Therefore, the final purchase price of AEI Guatemala Holdings was $35 million.

d.	Identifiable assets acquired and liabilities assumed

1.	The following table summarizes the amounts of the fair values of the identifiable assets acquired and liabilities assumed at their respective acquisition dates:

	AEI Nicaragua	AEI Jamaica	Surpetroil	AEI Guatemala	Total
	$ thousands
Property, plant and equipment	157,211	39,585	15,173	60,896	272,865
Intangible	20,783	3,305	5,168	925	30,181
Deferred income tax assets	2,375	179	201	76	2,831
Trade receivables	29,072	5,998	900	31,939	67,909
Other assets	40,716	24,325	1,835	38,777	105,653
Short-term borrowings	—	(1,722)	(2,361)	(17,500)	(21,583)
Long-term debt	(115,241)	(10,199)	(2,390)	(23,021)	(150,851)
Deferred income tax liabilities	(33,722)	(1,102)	(2,671)	(7,550)	(45,045)
Other liabilities	(16,804)	(9,532)	(2,901)	(29,181)	(58,418)
Non-controlling interest	(30,618)	—	(5,182)	—	(35,800)
Fair value of net assets acquired	53,772	50,837	7,772	55,361	167,742
Fair value of pre-existing investment	—	(6,044)	—	—	(6,044)
Total consideration	(30,121)	(20,677)	(18,000)	(34,918)	(103,716)
Gain on bargain purchase	23,651	24,116	—	20,443	68,210
Goodwill*	—	—	10,228	—	10,228

Cash consideration	30,121	20,677	12,000	34,918	97,716
Consideration retained by I.C. Power	—	—	6,000	—	6,000
Total consideration transferred	30,121	20,677	12,000	34,918	97,716
Cash and cash equivalent acquired	(19,310)	(5,371)	(168)	(2,881)	(27,730)
Net cash flow on acquisition	10,811	15,306	11,832	32,037	69,986

* This amount is not deductible for tax purposes.

Note 11 – Subsidiaries (Cont’d)

2.	Measurement of fair values

I.C. Power has established the  fair values of the acquired assets, liabilities, and contingent liabilities considering the fair value basis on March 12, 2014; March 28, 2014; May 30, 2014; and on September 17, 2014, dates in which

I.C. Power took control of AEI Nicaragua Holdings, Surpetroil, AEI Jamaica Holdings and AEI Guatemala Holdings, respectively. The criteria considered to establish the fair value of the main items were the following:

•	Fixed assets were valued considering the market value established by an appraiser;
•	Intangibles consider the valuation of its Power Purchase Agreements (PPAs);
•	Contingent liabilities were determined over the average probability established by third party legal processes;
•	Deferred tax was valued over the temporary differences between the accounting and tax basis of the business combination; and,
•	Non-controlling interest was calculated over a proportional basis of the net assets identified on the acquisition date.

3.	Gain of bargain purchase

After reviewing and analyzing the fair values of the Nicaraguan, Jamaican and Guatemalan assets and comparing them to the carrying value, a gain on bargain purchase of $24 million, $24 million and $20 million, respectively, was determined. The differences between fair value and carrying value are derived in principal:

•	Seller´s need to complete transaction.
•	Lack of alternative buyers.
•	Regions low interest from international power players.

4.	Recognition of Revenues and Profit or Loss

During the period from the acquisition date to December 31, 2014, the revenues and profit or loss contributed by these acquired companies to the consolidated results are as follows:

Companies acquired	Control Date	Revenues	Profit (loss)*
		$ thousands
AEI Nicaragua Holdings Ltd	March 12, 2014	124,578	5,874
Surpetroil S.A.S.	March 28, 2014	9,263	1,759
AEI Jamaica Holdings Ltd.	May 30, 2014	40,752	(2,242)
AEI Guatemala Holdings Ltd.	September 17, 2014	33,302	(1,028)
Total		207,895	4,363

The amounts included in the Group’s 2014 consolidated financial statements for these acquisitions are immaterial. Also, no pro-forma financial information has been included as effects are immaterial.

* These figures do not include any effect arising from the purchase price allocation adjustments and from non-controlling interest.

Note 11 – Subsidiaries (Cont’d)

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

During 2014, ICG received 2,070,538 REG shares at a price of $10.1133 per share. Due to restrictions on the shares, they were recorded in ICG's books in a value of $18 million.

During 2015, ICG sold 1,380,358 shares in a total sum of $13 million and ICG recorded a finance income of $587 thousand from adjustment of REG shares to fair value.

The value of REG shares in ICG's books as of December 31, 2015 is $6 million and all REG shares were sold as of December 31, 2016.

b.
In 2014, due a lack of sufficient sources of financing for 2015, the Board of Directors of HelioFocus decided to reduce HelioFocus’ activities and to maintain only a minimum number of personnel until new investors are recruited.

As a result, the Group examined the amount of its investment in HelioFocus and decided to write down the balance to the amount of about $1.5 million in 2014, representing the cash equivalents less the pension liabilities. As a result of the write down, the Group recorded a capital loss of $13 million in 2014.

As of December 31,2016, HelioFocus is in process of voluntary liquidation.

c.
As of December 31, 2016, ICG held 90.85% of the shares of Primus Green Energy Inc. (“PGE”). In 2016, ICG granted PGE additional $7.5 million as convertible bridge financing agreement. On December 10, 2016, all of the convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $26 million with interest of 7% annually and will be repayable on June 30, 2017.

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

3.	I.C. Power Pte Ltd (now known as I.C. Power Ltd)

On December 13, 2016, I.C. Power Singapore, filed Amendment No.4 to a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission relating to the proposed initial public offering of ordinary shares of I.C. Power Singapore.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries in 2016 and 2015 and combined entities in 2014 that has material NCI:

	As at and for the year ended December 31
	2016				2015				2014
	Samay I.S.A	Nicaragua Energy Holding *	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	$ thousands
NCI percentage	25.10%	35.42%	25.10%	25.10%	25.10%	35.42%	25.10%	25.10%	25.10%	35.42%	25.10%	25.10%
Current assets	75,485	41,630	108,246	53,843	47,766	43,390	92,120	23,841	138,153	52,850	83,954	128,242
Non-current assets	380,947	144,313	611,928	949,440	344,052	172,917	638,325	847,015	102,668	172,240	645,927	662,055
Current liabilities	(73,846)	(26,053)	(55,323)	(85,935)	(36,075)	(22,044)	(188,291)	(25,909)	(18,713)	(23,376)	(153,302)	(25,138)
Non-current liabilities	(311,030)	(100,834)	(511,277)	(618,219)	(289,560)	(121,142)	(356,900)	(556,277)	(144,679)	(131,327)	(405,360)	(460,081)
Net assets	71,556	59,056	153,574	299,129	66,183	73,121	185,254	288,670	77,429	70,387	171,219	305,078
Carrying amount of NCI	17,961	20,918	38,547	75,081	16,612	25,899	46,499	72,456	19,435	24,931	42,976	76,575

Revenues	40,000	90,017	438,475	49,646	—	111,428	447,679	—	—	124,578	436,673	—
Profit/(loss)	548	7,511	35,820	9	(4,049)	14,469	44,088	(8,579)	(311)	4,472	53,090	6,964
Other comprehensive income/(loss)	4,825	—	—	10,449	(6,057)	—	(53)	(1,079)	(245)	—	1,150	(6,938)
Profit attributable to NCI	138	2,660	8,991	2	(1,016)	5,125	11,066	(2,153)	(78)	1,584	13,326	1,748
OCI attributable to NCI	1,211	—	—	2,623	(1,520)	—	(13)	(271)	(62)	—	289	(1,742)
Cash flows from operating activities	(1,276)	17,737	114,838	25,629	—	42,480	120,438	—	—	16,605	116,915	—
Cash flows from investing activities	(60,468)	(931)	(16,082)	(69,372)	(236,207)	(5,088)	(13,589)	(180,771)	(88,644)	19,522	(26,259)	(247,724)
Cash flows from financing activities excluding dividends paid to non-controlling interests	—	(4,004)	(16,943)	—	138,000	(26,139)	(91,084)	95,000	195,135	(20,445)	(78,982)	296,868
Dividends paid to non-controlling interests	47,088	(26,440)	(88,911)	62,823	—	(4,401)	(7,530)	—	—	—	—	—
Effect of changes in the exchange rate on cash and cash equivalents	373	(348)	198	369	(3,266)	(489)	(5,334)	(2,929)	(265)	411	(824)	—
Net increase/(decrease) in cash equivalents	(14,283)	(13,986)	(6,900)	19,449	(101,473)	6,363	2,901	(88,700)	106,226	16,093	10,850	49,144

* Includes Empresa Energética Corinto, Tipitapa Power Company, Centrans Energy Holdings (Amayo) and Arctas Amayo (Fase II).

Note 11 – Subsidiaries (Cont’d)

C.	Restrictions

I.C. Power

Inkia´s subsidiaries have no restrictions to transfer cash or other assets to the parent company as long as each subsidiary is in compliance with the covenants derived from the borrowing agreements described in Note 15.

OPC originally had restrictions to transfer cash or paid dividends up to the third anniversary of Construction Completion. On October 13, 2015, OPC and its senior lenders amended this restriction in order to allow OPC to transfer cash and pay dividends, which ended on June 30, 2015. Therefore, on October 19, 2015, OPC paid NIS 295 million (equivalent to $77 million). Out of this total, NIS 222 million (equivalent to $58 million) was paid as repayment of capital notes and NIS 73 million (equivalent to $19 million) as intercompany loan.

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

Note 12 – Deposits, Loans and Other Receivables, including Derivative Instruments

Composition:

	As at December 31
	2016	2015
	$ thousands
Deposits in banks and others – restricted cash	16,690	16,521
Long-term trade receivable	10,120	—
Financial derivatives not used for hedging	1,342	2,863
Tower-series 9 options	—	12,175
Income tax receivables and tax claims (1)	99,892	19,669
Other receivables (2)	48,731	37,247
	176,775	88,475

(1)	As at December 31, 2016 and 2015, the income tax receivable and tax claims – non-current distribution is as follows:

	As at December 31
	2016	2015
	$ thousands
Energuate tax claim (See Note 20.B.f)	80,192	—
Kallpa tax claim (See Note 20.B.d)	9,709	9,550
Income tax credit from Nicaraguan companies	5,694	5,815
Income tax credit from PQP	3,996	4,304
Other	301	—

	99,892	19,669

(2)
As of December 31, 2016 and 2015, other receivables correspond mainly to the VAT incurred in the construction of Cerro del Aguila and Samay I (“Puerto Bravo”) power plants and non-current prepaid expenses in OPC. In 2016, both power plants have the tax benefit of recovering the VAT incurred during the construction stage on a regular basis.

Note 13 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2016
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Acquisition as part of business combination	Transfers and Reclassifications	Balance at end of year
	$ thousands
Cost
Land, roads, buildings and leasehold improvements	288,538	7,759	(1,244)	629	2,441	743,600	1,041,723
Installations, machinery and equipment	1,840,754	46,652	(35,616)	7,350	—	586,439	2,445,579
Dams	138,310	159	(965)	—	—	26,965	164,469
Office furniture and equipment and motor vehicles	52,124	25,866	(8,958)	12,129	375,063	(872)	455,352
	2,319,726	80,436	(46,783)	20,108	377,504	1,356,132	4,107,123
Plants under construction	1,260,375	217,278	(167)	385	7,839	(1,354,532)	131,178
Spare parts for installations	44,299	20,139	(477)	281	7,152	(2,540)	68,854
	3,624,400	317,853	(47,427)	20,774	392,495	(940)	4,307,155

Accumulated depreciation
Land, roads, buildings and leasehold improvements	71,953	13,169	(1,434)	48	—	1	83,737
Installations, machinery and equipment	530,324	123,275	(16,512)	970	—	(263)	637,794
Dams	46,764	1,742	(121)	—	—	—	48,385
Office furniture and equipment and motor vehicles	21,538	20,591	(2,665)	212	—	263	39,939
	670,579	158,777	(20,732)	1,230	—	1	809,855

Balance as at December 31, 2016	2,953,821	159,076	(26,695)	19,544	392,495	(941)	3,497,300

Prepayments on account of property, plant & equipment	6,057						—
	2,959,878						3,497,300

Note 13 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2015
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Acquisition as part of business combination	Transfers and Reclassifications	Balance at end of year
	$ thousands
Cost
Roads, buildings and leasehold improvements	280,618	4,792	(144)	(503)	—	3,775	288,538
Installations, machinery and equipment	1,779,476	35,148	(5,775)	(4,954)	—	36,859	1,840,754
Dams	138,260	—	(929)	—	—	979	138,310
Office furniture and equipment, motor vehicles and other equipment	43,381	9,140	(1,866)	(508)	—	1,977	52,124
	2,241,735	49,080	(8,714)	(5,965)	—	43,590	2,319,726
Plants under construction	789,681	477,231	(176)	(393)	8,981	(14,949)	1,260,375
Spare parts for installations	27,084	48,078	(116)	(40)	—	(30,707)	44,299
	3,058,500	574,389	(9,006)	(6,398)	8,981	(2,066)	3,624,400

Accumulated depreciation
Roads, buildings and leasehold improvements	64,473	6,744	(34)	(56)	—	826	71,953
Installations, machinery and equipment	429,499	102,214	(2,077)	(677)	—	1,365	530,324
Dams	45,489	1,499	(224)	—	—	—	46,764
Office furniture and equipment, motor vehicles and other equipment	20,829	3,499	(1,661)	(95)	—	(1,034)	21,538
	560,290	113,956	(3,996)	(828)	—	1,157	670,579
	2,498,210	460,433	(5,010)	(5,570)	8,981	(3,223)	2,953,821

Prepayments on account of property, plant & equipment	4,577						6,057
	2,502,787						2,959,878

B.	Net carrying values

	As at December 31
	2016	2015
	$ thousands
Roads, buildings and leasehold improvements	957,986	216,585
Installations, machinery and equipment	1,807,785	1,310,430
Dams	116,084	91,546
Office furniture and equipment, motor vehicles and other equipment	415,413	30,586
Plants under construction	131,178	1,260,375
Spare parts for installations	68,854	44,299
	3,497,300	2,953,821

(1)
During the period ended December 31, 2016, the Group acquired assets with a cost of $319 million, mainly for the construction of the Cerro del Aguila and Samay facilities and acquired assets for an amount of $392 million in relation to Estrella Corporation BA business combination (See Note 11.A.1.a).

(2)	During the period ended December 31, 2015, the Group acquired assets with a cost of $576 million and $9 million in relation to AIE business combinations (See Note 11.A.1.b).

Note 13 – Property, Plant and Equipment, Net (Cont’d)

(3)	In April 2016, Kanan’s 92 MW thermal generation project reached their commercial operation (“COD”).

(4)
In May 2016, the four operating units of Samay I were declared operational.  In July 2016, the plant demonstrated above normal operational indicators. Personnel from Samay, Posco (“EPC Contractor”) and General Electric (“GE”) inspected the units. Those inspections revealed structural damage to three of the four plant units, as compressor and generators shafts were damaged. All four units were declared unavailable to the system. Additionally, Government entities (Ministry of Energy and Mines and “OSINERGMIN”) were informed of the force majeure event as well as the Lenders and the Insurance counterparties were informed of the occurrences.

The total net carrying value of the identified damaged parts from Units 2, 3 and 4 amounts to $14.2 million and these damaged parts were determined to have no future or disposal value. Consequently, during 2016, Samay I recognized an impairment charge for the net carrying value of these assets.

Samay I´s management has developed a plan to repair the units, and, based upon current estimates, it is expected that all four units should be operational within the next six months. Samay I´s management intends to seek coverage for the costs of the outage, including repair costs and loss of profits, as appropriate, from the EPC contractor, equipment manufacturer and/or the insurance coverage (subject to deductibles), and believes there is a reasonable basis to recover these costs, including for loss of profits. The EPC Contract establishes that the cost of remedying any defects in order to provide Samay with a fully functional plant are to be borne by the EPC Contractor, unless proven by the EPC Contractor that the cause of failure was not attributable to it. In addition, Samay I carries a property damage and business interruption insurance coverage for its assets to protect against all risks of direct physical loss or damage including machinery breakdown, earthquake and other main risks associated with the operation of the plant. The coverage includes (1) property damage with a limit of $293.5 million and (2) business interruption with a 18-month indemnity period with a limit of $72.6 million. Samay’s management deems that this event is covered by the insurance policy. Therefore, as of December 31, 2016, it recognized a receivable of $8.8 million representing the original amount of $14.2 million equivalent to the value of the damaged parts less the value of replacements parts and net of the insurance deductibles, see Note 8.

(5)
On August 3, 2016, two out of the three units of CDA were declared fully operational. On August 25, 2016, the third generating unit of CDA was declared fully operational, reaching the COD of the power plant. With the completion of this unit, CDA is now capable of generating 545MW as of December 31, 2016.

C.
When there is any indication of impairment, the Group’s entities perform impairment tests for their long lived assets using fair values less cost to sell based on independent appraisals or value in use estimations, with similar assumptions as those described (Note 14.D).

D.       The amount of borrowing costs capitalized during 2016 was $14 million ($32 million during 2015).

Note 13 – Property, Plant and Equipment, Net (Cont’d)

E.
In I.C. Power, property, plant and equipment includes assets acquired through financing leases. As at December 31, 2016 and 2015, the cost and corresponding accumulated depreciation of such assets are as follows:

	As of December 31, 2016			As of December 31, 2015
	Cost	Accumulated depreciation	Net cost	Cost	Accumulated Depreciation	Net cost
	$ thousands
Land, roads, buildings and leasehold improvements	42,288	(6,602)	35,686	42,281	(5,545)	36,736
Installations, machinery and equipment	275,852	(117,368)	158,484	275,674	(104,401)	171,273
Motor vehicles	410	(46)	364	—	—	—
	318,550	(124,016)	194,534	317,955	(109,946)	208,009

F.	The composition of the depreciation expense is as follows:

	As at December 31
	2016	2015
	$ thousands
Depreciation charged to results	159,379	114,855
Depreciation charged to fixed assets*	(602)	(899)
	158,777	113,956

*Depreciation expenses on motor vehicles of projects under construction (CDA and Samay I) are capitalized.

	As at December 31
	2016	2015
	$ thousands
Depreciation charged to cost of sales	154,071	105,725
Depreciation charged to general, selling and administrative expenses	5,308	9,130
Depreciation charged to results	159,379	114,855
Amortization of intangibles charged to cost of sales	5,624	5,192
Amortization of intangibles charged to general, selling and administrative expenses	7,378	—
Depreciation and amortization	172,381	120,047

G.	The Group has fully depreciated assets that are still in operation. As at December 31, 2016, the original cost of such assets was $134 million ($88 million as at December 31, 2015).

Note 14 – Intangible Assets, Net

A.	Composition:

	Goodwill	Concessions licenses*	Customer relationships**	Software	Others***	Total
	$ thousands
Cost
Balance as at January 1, 2016	79,581	—	41,074	1,776	68,806	191,237
Acquisitions as part of business combinations	37,102	189,351	—	—	5,796	232,249
Acquisitions – self development	—	—	—	138	9,331	9,469
Disposals	—	—	—	(153)	—	(153)
Reclassification	—	—	—	—	(161)	(161)
Translation differences	867	—	—	10	125	1,002
Balance as at December 31, 2016	117,550	189,351	41,074	1,771	83,897	433,643

Amortization and impairment
Balance as at January 1, 2016	21,455	—	16,888	937	4,713	43,993
Amortization for the year	—	5,434	4,054	227	3,287	13,002
Disposals	—	—	—	(153)	—	(153)
Translation differences	—	—	—	4	19	23
Balance as at December 31, 2016	21,455	5,434	20,942	1,015	8,019	56,865

Carrying value
As at January 1, 2016	58,126	—	24,186	839	64,093	147,244
As at December 31, 2016	96,095	183,917	20,132	756	75,878	376,778

*
It corresponds to the fair value of DEORSA’s and DEOCSA’s concessions, which were granted by the Ministry of Energy and Mines of Guatemala - MEM in 1998 to DEORSA and DEOCSA to operate power distribution business in defined geographic areas for a term of 50 years. The remaining useful lives of DEORSA and DEOCSA’s concessions to operate in their respective defined geographic areas are each 33 years.

**	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.

***
Includes development cost which corresponds to expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the Company currently operates. These projects have different level of advance such as: temporal concessions, environmental impact studies in process and others.

Balance mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with CDA project, and the development costs of two hydroelectrical projects in Peru and two thermal projects in Chile.

Note 14 – Intangible Assets, Net (Cont’d)

A.	Composition (Cont’d):

	Goodwill	Customer relationships*	Software	Others **	Total
	$ thousands
Cost
Balance as at January 1, 2015	81,484	41,074	1,522	53,459	177,539
Acquisitions as part of business combinations	119	—	—	464	583
Acquisitions – self development	—	—	194	15,070	15,264
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	71	(177)	(106)
Translation differences	(2,022)	—	(3)	(10)	(2,035)
Balance as at December 31, 2015	79,581	41,074	1,776	68,806	191,237

Amortization and impairment
Balance as at January 1, 2015	15,537	12,591	709	4,031	32,868
Amortization for the year	—	4,297	214	681	5,192
Acquisitions – business combination	—	—	—	—	—
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	22	—	22
Impairment	5,918	—	—	—	5,918
Translation differences	—	—	—	1	1
Balance as at December 31, 2015	21,455	16,888	937	4,713	43,993

Carrying value
As at January 1, 2015	65,947	28,483	813	49,428	144,671
As at December 31, 2015	58,126	24,186	839	64,093	147,244

*	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.

**
Includes development cost which corresponds to expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the Company currently operates. These projects have different level of advance such as: temporal concessions, environmental impact studies in process and others.

Balance mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with CDA project, and the development costs of two hydroelectrical projects in Peru and two thermal projects in Chile.

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31
	2016	2015
	$ thousands
Intangible assets with a finite useful life	280,683	25,673
Intangible assets with an indefinite useful life or not yet available for use	96,095	121,571
	376,778	147,244

Note 14 – Intangible Assets, Net (Cont’d)

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment, goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Goodwill arises from the following Group entities in I.C. Power (cash generating unit):

	As at December 31
	2016	2015
	$ thousands

Nejapa	40,693	40,693
Kallpa	10,934	10,934
Energuate*	37,651	—
Surpetroil*	6,699	6,383
AIE*	118	116
	96,095	58,126

* Goodwill in Colombia’s, Israel’s and Guatamalan’s subsidiaries recorded in Columbian pesos, New Israeli shekels and Guatamalan Quetzales, respectively; translated into US dollars at the exchange rate at the reporting date.

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

	2016	2015
Discount rate	In percent
Peru	6.7	7.4
Energuate	8.9	—
El Salvador	9.8	10.0
Colombia	8.2	9.2
Terminal value growth rate	2	1.2-2.0

The discount rate is a post-tax measure based on the characteristics of each CGU with a possible debt leveraging of 32% in 2016 and of 48% in 2015.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management´s estimate of the long term inflation

In addition to the discount and growth rates, the key assumptions used to estimate future cash flows, based on past experience and current sector forecasts, are as follows:

•	Existing power purchase agreements (PPAs) signed and existing number of customers

Note 14 – Intangible Assets, Net (Cont’d)

•
Investment schedule—I.C. Power Management has used the updated investment schedule in countries in which those companies operate, in order that the supply satisfies the demand growth in an efficient manner.

•
The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•
The distribution business profits were determined using specifically-developed internal forecast models that consider factors such as forecasted demand, fuel prices, energy purchases, collection rates, percentage of losses, quality service improvement, among others.

•
Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.
•	Demand—Demand forecast has taken into consideration the most probable economic performance as well as growth forecasts of different sources.
•
Technical performance—The forecast takes into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning and the distribution business has the required capital expenditure to expand and perform properly in order to reach the targeted quality levels.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of Nejapa, Kallpa, AIE, Energuate and Surpetroil to materially exceed its recoverable amount.

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 31, in connection with financial instruments.

	As at December 31
	2016	2015
	$ thousands
Current liabilities
Short-term credit:
Short-term loans from banks and financial institutions	213,417	179,317
	213,417	179,317
Current maturities of long-term liabilities:
Loans from banks and financial institutions	251,803	132,222
Non-convertible debentures	10,617	15,400
Liability in respect of financing lease	6,976	25,729
	269,396	173,351
Total current liabilities	482,813	352,668
Non-current liabilities
Loans from banks and financial institutions	1,903,323	1,550,480
Non-convertible debentures	867,287	671,247
Liability in respect of financing lease	88,169	163,774
Other long-term balances*	240,213	152,760
Total other long-term liabilities	3,098,992	2,538,261
Less current maturities	(269,396)	(173,351)
Total non-current liabilities	2,829,596	2,364,910

*	Included in the Other long-term balances were mainly the loan payable of $224 million to IC (See Note 1.B.1.b) and $16 million to Ansonia (See Note 10.C.b.5).

Note 15 – Loans and Debentures (Cont’d)

A. Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Short-term loans from banks
I.C. Power Distribution Holdings
Credit Suisse (D)	LIBOR + 4%	USD	2017	119,487	—	117,334	—
Samay
Interbank	2.9%	USD	2017	31,945	—	—	—
DEOCSA
Various entities	LIBOR + 4.75%	USD	2017	18,000	—	—	—
DEORSA
Various entities	LIBOR + 4.75%	USD	2017	12,000	—	—	—
CDA
Banco de Crédito del Perú	0.83%	USD	2017	14,000	—	—	—
PQP
Banco Industrial Guatemala	4.75%	USD	2017	6,000	—	—	—
Cobee
Various entities	4.2% / 5.5%	BOB	2016/2017	4,499	—	4,525	—
Nejapa

Scotiabank El Salvador	5.50%	USD	2017	4,200	—	5,000	—
Banco America Central	4.25%	USD	2016	—	—	1,200	—
Empresa Energética Corinto Ltd
Banco de América Central (BAC)	5.25%	USD	2017	1,586	—	—	—
Cepp
Scotiabank	2.4%	USD	2017	1,000	—	—	—
BHD Bank	2.53%	USD	2017	200	—	3,000	—
Surenergy
Banco Davivienda	DTF + 4.5%	COP	2017	500	—	—	—
Kallpa Generación
Banco de Crédito del Perú	0.69%	USD	2016	—	—	30,000	—
Scotiabank Perú	0.63%	USD	2016	—	—	15,000	—
Surpetroil
Various entities	DTF+2.95%/4.15%	COP	2016/2015	—	—	2,069	—
	IBR+4.25%
Cenergica
Banco America Central	4.25%	USD	2016	—	—	700	—
I.C. Power Chile Inv
Scotiabank	TAB + 1.20%	CLP	2016	—	—	489	—
Subtotal				213,417	—	179,317	—

Note 15 – Loans and Debentures (Cont’d)

A. Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Loans from Banks and others
Financial institutions:
Cerro del Aguila (E)
Tranche A	LIBOR+4.25% - LIBOR +5.50%	USD	2024	15,344	320,437	4,199	306,064
Tranche B	LIBOR+4.25% - LIBOR +6.25%	USD	2024	—	180,896	2,261	164,803
Tranche 1D	LIBOR+2.75% - LIBOR +3.60%	USD	2024	1,760	38,697	519	37,827
Tranche 2D	LIBOR+2.75% - LIBOR +3.60%	USD	2027	—	21,959	280	20,369
Samay I (F)
Sumitomo /HSBC / Bank of Tokyo	LIBOR+2.125% - LIBOR +2.625%	USD	2021	5,047	302,247	3,030	282,369
Central Cardones (G)
Tranche One
BCI / Banco Itaú	LIBOR+1.90%	USD	2021	3,781	18,228	3,535	22,008
Tranche Two
BCI / Banco Itaú	LIBOR+2.75%	USD	2021	—	13,383	—	17,884
Colmito (H)
Banco Bice	7.90%	CLP	2028	625	16,121	524	15,799
Consorcio Eólico Amayo, S.A.(I)
Banco Centroamericano de Integración Económica	8.45% - LIBOR +4%	USD	2023	5,307	37,376	4,428	42,704
Consorcio Eólico Amayo (Fase II), S.A.(J)
Various entities	LIBOR+5.75%, 8.53%,10.76%	USD	2025	3,029	28,250	2,930	31,279
Empresa Energética Corinto, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	3,124	3,402	2,865	6,527
Tipitapa Power Company, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	2,801	3,328	2,568	6,130
Jamaica Private Power Company
Royal Bank of Canada	LIBOR + 5.50%	USD	2017	824	—	4,011	—
Burmeister & Wain Scandinavian Contractor A/S	3.59%	USD	2018	338	233	326	571
PQP (K)
Banco Industrial	LIBOR + 4.50%	USD	2019	—	—	4,268	10,743
PQP (K)
Banco Industrial	LIBOR + 4.50%	USD	2021	2,374	9,632	—	—
Surpetroil S.A.S
Banco de Occidente S.A	IBR + 5.87%	COP	2018	504	375	—	—
Banco Pichincha	DTF + 3%	COP	2017	100	—	128	95

Note 15 – Loans and Debentures (Cont’d)

A. Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Kanan (L)
Scotiabank	LIBOR + 3.5%	USD	2021	46,094	—	—	—
Overseas Investments Peru (M)
Credit Suisse	LIBOR + 5%-6.5%	USD	2017	97,274	—	—	—
Kallpa Generación (N)
Syndicated Loan—Various entities	LIBOR+6.00%	USD	2019	—	—	17,384	41,279
DEORSA (O)
Syndicated Loan – various banks	LIBOR + 4.7% - LIBOR + 4.75%	USD	2021/2025	10,167	67,857	—	—
Syndicated Loan - various banks	TAPP minus 5.6% - TAPP minus 6.1%	GTQ	2021/2025	4,687	30,653	—	—
DEOCSA (P)
Syndicated Loan – various banks	LIBOR + 4.7% - LIBOR + 4.75%	USD	2021/2025	16,876	107,488	—	—
Syndicated Loan - various banks	TAPP minus 5.6% - TAPP minus 6.1%	GTQ	2021/2025	6,215	43,127	—	—
RECSA (Q)
Banco G&T Continental	TAPP + 6.63%	GTQ	2020	931	3,722	—	—
OPC Rotem Ltd
Lenders Consortium (R)	4.85%-5.36%	NIS	2031	20,290	344,240	16,272	360,295
Veolia Energy Israel Ltd. (S)		NIS	2016	—	—	5,080	—
I.C. Power Israel Ltd (T)
Facility A—Amitim and Menora Pension Funds	4.85%-/7.75%	NIS	2017	—	—	41,313	—
Facility B—Amitim and Menora Pension Funds	7.75%	NIS	2029	4,311	47,425	4,251	51,020
ICPAD
Bank Hapoalim New York	0.75%	USD	2019	—	12,000	12,000	—
AGS
Veolia Energy Israel Ltd		NIS	2019	—	444	—	414
Sub total				251,803	1,651,520	132,172	1,418,180

Note 15 – Loans and Debentures (Cont’d)

A. Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Liabilities in respect of finance leases:
Kallpa Generación
Banco de Crédito del Perú/ Citibank (V)	LIBOR+3.00%	USD	2016	—	—	2,334	—
Banco de Crédito del Perú (W)	LIBOR+2.05%	USD	2017	—	—	8,802	19,865
Scotiabank Perú (X)	7.57%	USD	2018	—	—	7,508	30,248
Banco de Crédito del Perú (Y)	7.15%	USD	2023	6,624	81,193	6,624	87,816
Surpetroil S.A.S.
Banco de Occidente S.A.	DTF + 3.5%	COP	2017	223	—	461	116
DEORSA
Arrendadora Agromercantil	TAPP minus 2.47%	GTQ	2017	129	—	—	—
				6,976	81,193	25,729	138,045
Sub total				258,779	1,732,713	157,901	1,556,225
Debentures
Cobee
Bonds Cobee III-1B (Z)	6.50%	USD	2017	1,750	—	1,750	1,750
Bonds Cobee III-1C (bolivianos) (Z)	9.00%	BOB	2020	1,586	4,757	—	6,343
Bonds Cobee III-2 (Z)	6.75%	USD	2017	5,000	—	—	5,000
Bonds Cobee III-3 (bolivianos) (Z)	7.00%	BOB	2022	—	6,160	—	6,160
Bonds Cobee IV-1A (AA)	6.00%	USD	2018	—	3,988	—	3,977
Bonds Cobee IV-1B (AA)	7.00%	USD	2020	—	3,980	—	3,972
Bonds Cobee IV-1C (bolivianos) (AA)	7.80%	BOB	2024	—	12,030	—	12,023
Cobee Bonds-IV Issuance 3 (AA)	6.70%	USD	2019	—	4,973	—	4,961
Cobee Bonds-IV Issuance 4 (bolivianos) (AA)	7.80%	BOB	2024	—	15,039	—	15,035
Cobee Bonds-IV Issuance 5 (bolivianos) (AA)	5.75%	BOB	2026	1,950	17,697	—	—
Inkia Energy Ltd
Inkia Bonds (BB)	8.38%	USD	2021	—	447,904	—	447,524
Kallpa Generación
Kallpa Bonds (CC)	8.50%	USD	2022	—	—	13,650	135,455
Kallpa Generación
Kallpa Bonds (DD)	4.88%	USD	2026	—	325,970	—	—
Cepp
Cepp Bonds (EE)	6.00%	USD	2019	—	9,945	—	9,924
				10,286	852,443	15,400	652,124
Cobee
Cobee Bonds (Premium)		USD-BOB	2017-2024	331	4,227	—	3,723
Subtotal				10,617	856,670	15,400	655,847
Total				482,813	2,589,383	352,618	2,212,072

Note 15 – Loans and Debentures (Cont’d)

A. Composition of I.C. Power loans from Banks and Others (Cont’d)

DTF:	“Depósitos a Término Fijo”. Fixed-term deposits rate calculated by Colombia’s Central Bank.
IBR:        “Indicador Bancario de Referencia”. Bank Indicator of Reference calculated by Colombia’s Central Bank.
TAB:      “Tasa Activa Bancaria”. Short-term credits average interest rate calculated by Chile’s Bank’s Association.
TRE:	“Tasa de Referencia”. Weighted average for time deposits rates, calculated by Bolivia’s Central Bank.

B. Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31
	2016	2016	2015
	%	$ thousands
Current liabilities (without current maturities)

Short-term loans from financial institutions
In dollars	5.61%	208,418	172,234
In other currencies	5.23%	4,999	7,083
		213,417	179,317

Non-current liabilities (including current maturities)

Debentures
In dollars	6.54%	804,052	629,014
In other currencies	5.37%	63,235	42,233
		867,287	671,247
Loans from financial institutions (including financing lease)
In dollars	5.87%	1,467,369	1,043,289
In shekels	5.35%	416,710	490,645
In quetzales	7.29%	89,464	—
In other currencies	6.25%	17,948	16,546
		1,991,491	1,550,480
		2,858,778	2,221,727

C.	Liability in respect of financing lease

  Information regarding the financing lease liability broken down by payment dates is presented below:

	As at December 31, 2016			As at December 31, 2015
	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals
	$ thousands

Less than one year	13,016	6,040	6,976	35,501	9,772	25,729
From one year to five years	85,849	19,217	66,632	134,976	26,053	108,923
More than five years	15,207	646	14,561	31,454	2,332	29,122
	114,072	25,903	88,169	201,931	38,157	163,774

Note 15 – Loans and Debentures (Cont’d)

Short-term loans from banks

D.
Credit Suisse— On December 29, 2015, I.C. Power Distribution Holdings Pte. Ltd., together with certain of its subsidiaries, executed a one-year secured credit agreement with Credit Suisse AG in an aggregate principal amount of $120 million to finance a portion of the acquisition of Estrella Cooperatief B.A. The loan under this facility bears interest on a quarterly basis at LIBOR plus a margin of 4% per annum and was secured with the shares of Estrella Cooperatief B.A. For additional information see Note 11.A.1.a. On December 21, 2016, I.C. Power Distribution extended the maturity date of this loan to June 29, 2017.

As of December 31, 2016, the outstanding principal amount under this facility was $120 million. ($117 million as of December 31, 2015).

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

The loans under this credit agreement are secured by CDA’s power plant and related assets, comprise three tranches and bear interest payable on quarterly basis in arrears at a rate of LIBOR plus a margin. The margin applicable to each tranche is as follows:

	Amount*	From July 2014	From August 2017	From August 2020	From August 2023
Tranche	($)	to August 2017	to August 2020	to August 2023	to maturity
A	341,843	4.25%	4.75%	5.25%	5.50%
B	184,070	4.25%	5.00%	5.75%	6.25%
D	65,000	2.75%	3.25%	3.60%	3.60%

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

Note 15 – Loans and Debentures (Cont’d)

Tranche D loans under this facility, in an aggregate principal amount of up to $65 million, are divided in two parts: Tranche 1D, in an aggregate principal amount of up to $42 million and Tranche 2D, in an aggregate principal amount of up to $23 million. Both parts will initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date the interest payment date occurring after August 17, 2017 to LIBOR plus 3.60% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of Tranche 1D and Tranche 2D will be payable in 33 and 12 quarterly installments, respectively. Tranche 1D payments will commence on the first quarterly payment date occurring after the project acceptance by CDA and Tranche 2D payments will commence 33 quarters after project acceptance by CDA. All Tranche D loans are secured by a credit insurance policy provided by SACE S.p.A. – Servizi Assicurativi del Commercio Estero, or SACE.

On August 17, 2013 CDA entered into interest rate swap closings: 100% of Tranche A was swapped at a fixed all-in interest rate of 7.2450% until August 2024 and 50% of Tranche B was swapped at a fixed all-in interest rate of 5.3777% until February 2016.

As of December 31, 2016, CDA has received proceeds from these facilities in the aggregate amount of $591 million ($44 million, $85 million and $319 million during 2016, 2015 and 2014 respectively). The outstanding balance under this Syndicated loan was $587 million. This amount is shown net of $8 million of transaction costs.

F
In December 2014, Samay I S.A. signed a project finance credit agreement with: The Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC Bank in order to finance $311 million, approximately 82% of the total cost of the project. This loan will initially bear interest at the rate of LIBOR plus 2.125% per annum, increasing to LIBOR plus 2.375% in December 2017 and to LIBOR plus 2.625% in December 2020 through maturity in December 2021. On December 18, 2014 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 2.919% (Libor at 0.794 plus 2.125%) for 40% of total notional and only during the construction period. On September 16, 2015 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 4.2343% for 93% of total notional beginning after the construction period. Samay has received proceeds from this facility in the aggregate amount of $ million311 million ($20 million, $138 million and $153 million, during 2016, 2015 and 2014, respectively). This amount is shown net of $4 million of transaction costs.

G.
In relation to Inkia´s acquisition of Central Cardones in December 2011, Inkia consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $38 million and $21 million, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 20 semi-annual installments through maturity in August 2021. Interest rate under these loans is swapped at an all-in rate of 6.80%. Loans under the second tranche bear interest semi-annually at the rate of LIBOR plus 2.75% per annum, increasing to LIBOR plus 3.75% per annum in March 2017, and the loan matures in August 2021. As of December 31, 2016, the outstanding principal amount under these loans was $35 million ($43 million as of December 31, 2015).

H.
In January 2014, Colmito Spa signed a credit agreement with Banco Bice in an aggregate amount of Chilean pesos 12,579 million ($23 million). This loan bears an interest rate of 7.9% in Chilean pesos and is paid semiannually until final maturity in December 2028. In February 2014 Colmito entered into a cross currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars. As of December 31, 2016, the outstanding balance under this loan was $17 million ($16 million as of December 31, 2015).

I.
Consorcio Eolico Amayo S.A. – In October 2007, Amayo I entered into a 15 year $71 million loan agreement with Banco Centroamericano de Integración Economica (CABEI). This loan is secured by a first degree mortgage over all the improvements executed on Amayo I´s project site, cessation of all the project contracts and the creation and maintenance of a reserve account for $2 million, to be controlled by CABEI. Part of this loan ($50 million) bears an interest rate of 8.45% and the other part ($21 million) an interest rate of LIBOR+4%, and is payable in quarterly installments until final maturity in February 2023. As of December 31, 2016, the outstanding balance under this loan was $43 million ($47 million as of December 31, 2015).

Note 15 – Loans and Debentures (Cont’d)

J.
Consorcio Eolico Amayo (Fase II) S.A. – In November 2010, Amayo II entered into a 15 year $45 million loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V (FMO) Banco Centroamericano de Integración Economica (CABEI). This syndicated loan is secured by a list of guarantees. Loans under this credit agreement bear interest rates of 10.76%, 8.53% and LIBOR+5.75%. Loans with variable interest rate are swapped at an all-in rate of 8.31% until December 2019 and 8.25% from December 2019 until September 2022. All three loans are payable in quarterly installments until final maturity in September 2025. As of December 31, 2016, the outstanding balance under this loan was $31 million ($34 million as of December 31, 2015).

K.
Puerto Quetzal Power LLC – In March 2012, Puerto Quetzal Power LLC (“PQP”) signed a loan agreement with seven financial institutions for an amount of $35.0 million. The loan is payable in quarterly installments until September 2019. Interest is accrued at LIBOR plus 4.5% annually. PQP entered into an interest rate swap contract to fix its interest at a rate of 6.0% per annum. The loan is secured by a pledge of substantially all of the assets of PQP and Poliwatt Ltd (“Poliwatt”), including PQP and its subsidiaries shares. As of December 31, 2016, the outstanding balance under this loan was nil ($15 million as of December 31, 2015).

On November 17, 2016, PQP signed a loan agreement with Banco Industrial in an aggregate principal amount of $12 million. The loan is payable in quarterly installments until final maturity in December 31, 2021. Interest is accrued at LIBOR plus 4.50% per annum, with a floor of 1.50%. The loan is secured by an escrow account that consists of all PQP assets. As of December 31, 2016 the outstanding principal amount under this loan was $12 million, net of transaction costs.

L.
On January 15, 2016, Kanan Overseas I received a 60- day bridge loan in the aggregate amount of $61 million from Bank of Nova Scotia, as part of the three Credit Facilities approved. These proceeds were used to repay $50 million of an intercompany loan with Inkia Energy Ltd.; reimburse costs and expenses incurred in the project; and purchase fuel, raw material and other expenses. The original expiration of this loan was extended up to May 31, 2016.

On May 23, 2016 this loan was replaced by a $55 million 5-year credit facility and by a $6 million short term loan. The credit facility bears interest on a quarterly basis at Libor 3-Months plus a margin of 3.00% with a floor of 3.5%. Scheduled amortizations of principal are payable quarterly commencing in June 2016 through maturity in March 2021. The loans are guaranteed by all of Kanan’s assets. As of December 31, 2016 the outstanding balance under this loan was $46 million.

M.
Overseas Facility — On May 9, 2016, Overseas Investments Peru S.A., a 100% whole-owned subsidiary of the Group signed a $100 million Credit Facility with Credit Suisse AG. The proceeds from this facility were fully drawn on August 31, 2016. This facility with final maturity on November 9, 2017 bears an interest rate of 90-day Libor plus 5.00% (from the funding date to the 6-month anniversary of the funding date); 90-day Libor plus 5.75% (from one day after the 6-month anniversary to the 12-month anniversary of the funding date); and 90-day Libor plus 6.50% thereafter. As of December 31, 2016, the outstanding principal amount under this facility was $100 million. ($97 million, net of transaction costs).

N.
Kallpa Syndicated Loan - In November 2009, Kallpa entered into a secured credit agreement in the aggregate amount of $105 million to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs. The loan under this credit agreement bears interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in February 2013 through maturity in October 2019. As of December 31, 2015, the outstanding balance under this credit agreement was $59 million. As a result of the Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes executed in May 2016, Kallpa repaid the $54 million outstanding under the syndicated loan in full.

O.
DEORSA - In May 2011, DEORSA entered into a $41 million (approximately Q.314 million) and $90 million, 10-year syndicated secured loan agreement with a syndicate including Banco Agromercantil de Guatemala, S.A., as the manager of the guarantee and administrative agent, and certain financial institutions, to refinance DEORSA’s existing indebtedness as of the closing date of the acquisition, and to finance DEORSA’s working capital requirements. The U.S. Dollar denominated loans under this agreement bear interest at a fixed rate of 6.00% for the first two years and at a rate of 90-day US LIBOR plus 4.70% per annum through maturity on May 19, 2021. Guatemalan Quetzales denominated loans under this agreement bear interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), or TAPP rate, less 5.6%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under this agreement (generally 2.81%) are payable in quarterly installments through maturity.

Note 15 – Loans and Debentures (Cont’d)

In April 2015, the loan agreement was amended and the amounts available under the facility were increased by approximately $37 million (Q.70 million) and $21 million to fund, among other things, DEORSA’s operating and investment activities, repayment of certain outstanding indebtedness, and general corporate purposes. The U.S. Dollar-denominated loans under the additional facility bear interest at a rate of 90-day US LIBOR plus 4.70% per annum (with a floor rate of 5.90%) for the first year and at a rate of 90-day US LIBOR plus 4.75% per annum (with a floor rate of 6.0%) through maturity on February 19, 2025. Guatemalan Quetzales-denominated loans under the additional facility bears interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), less 6.10%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under the additional facility are payable in quarterly installments commencing in May 2018 through maturity.

In August 2016, DEORSA amended the loan agreement to renew the two tranches that expired. The amounts available under the facility were increased by approximately $5 million (Q.37 million) and $11 million. The U.S. Dollar-denominated loan under the additional facility bears interest at a rate of LIBOR + 4.75% (with a floor rate of 6.00%). The Guatemalan Quetzales-denominated loan under the additional facility bears interest at a rate of the TAPP rate less 6.10%. Scheduled amortizations of the aggregate principal amount under the additional facility are payable in quarterly instalments commencing in May 2018 through maturity in February 2025.

As of December 31, 2016, the outstanding balance under this loan was $113 million.

P.
DEOCSA - In May 2011, DEOCSA entered into a approximately $54 million (Q.416 million) and $150 million, 10-year syndicated secured loan agreement with a syndicate including Banco Agromercantil de Guatemala, S.A., as the manager of the guarantee and administrative agent, and certain financial institutions, as lenders, and other parties thereto, to finance the acquisition of DEOCSA by its previous owner, to refinance DEOCSA’s existing indebtedness as of the closing date of the acquisition, and to finance DEOCSA’s working capital requirements. The U.S. Dollar denominated loans under this agreement bear interest at a fixed rate of 6.00% for the first two years and at a rate of 90-day U.S. LIBOR plus 4.70% per annum through maturity on May 19, 2021. Guatemalan Quetzales denominated loans under this agreement bear interest at a variable interest rate calculated by the TAPP rate, as published by the Guatemalan Central Bank for the most recent date as of the first day of the relevant interest period, less 5.6%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under this agreement (generally 2.81%) are payable in quarterly installments through maturity.

In April 2015, the loan agreement was amended and restated and, in accordance therewith, the amounts available under the facility were increased by approximately $51 million (Q.105 million) and $32 million to fund, among other things, DEOCSA’s operating and investment activities, repayment of certain outstanding indebtedness, and general corporate purposes. The U.S. Dollar-denominated loans under the additional facility bears interest at a rate of 90-day US LIBOR plus 4.70% per annum (with a floor rate of 5.90%) for the first year and at a rate of 90-day US LIBOR plus 4.75% per annum (with a floor rate of 6.0%) through maturity on February 19, 2025. Guatemalan Quetzales-denominated loans under the additional facility bear interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), as published by the Guatemalan Central Bank) for the most recent date as of the first day of the relevant interest period, less 6.10%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under the additional facility are payable in quarterly installments commencing in May 2018 through maturity.

In August 2016, DEOCSA entered into an addendum to the loan agreement, which renewed two tranches under the loan agreement which had expired. The amounts available under the facility were increased by approximately $7 million (Q.56 million) and $17 million. The U.S. Dollar-denominated loan under the additional facility bears interest at a rate of LIBOR + 4.75% (with a floor rate of 6.00%). The Guatemalan Quetzales-denominated loan under the additional facility bears interest at a rate of the TAPP rate less 6.10%. Scheduled amortizations of the aggregate principal amount under the additional facility are payable in quarterly instalments commencing in May 2018 through maturity in February 2025.

As of December 31, 2016, the outstanding balance under this loan was $174 million.

Q.
RECSA – In November 2013, RECSA entered into a approximately $4 million (Q.35 million) credit agreement with Banco G&T Continental. The loan is payable in semiannual installments until November 2020. Interest is accrued at TAPP rate less 6.63% per annum. As of December 31, 2016, the outstanding balance under this loan was $5 million.

Note 15 – Loans and Debentures (Cont’d)

R.
OPC Lenders Consortium - In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd (“Bank Leumi”) (shareholder of Kenon - 14% shareholding) for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (“OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $460 million). The loans are CPI linked and are repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031. As part of the financing agreement, OPC had certain restrictions to make distributions of dividends and repayments of shareholders’ loans, only after the third year after the completion of OPC’s power plant. On October 13, 2015, OPC and the senior lenders amended the Facility Agreement to remove this restriction.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2016 the amount of the reserve is NIS73 million (equivalent to $19 million).

As of December 31, 2016 and 2015, the outstanding balance under this facility was NIS1,402 million ($365 million) and NIS1,469 million ($377 million), respectively.

S.	Veridis— It corresponds to equity contributions made by Veolia Energy Israel Ltd. (“Veridis”) (previously Veolia Energy Israel Ltd) (OPC´s minority shareholder) and presented as a capital note

On October 19, 2015, OPC paid to its shareholders in the amount of NIS223 million (approximately $58 million) as repayment of these capital notes, of which NIS59  million(approximately $15 million) were paid to Veolia Energy Israel Ltd.

As of December 31, 2016, OPC has settled the balance of the capital notes to Veridis.

T.
I.C. Power Israel Ltd. —On June 22, 2014, ICPI entered into a mezzanine financing agreement with Mivtachim Social Insurance and Makefet Fund Pension (“Amitim Pension Funds”) and Menora Mivtachim Insurance Ltd in the aggregate amount of NIS350 million ($93 million), consisting of three Facilities: (i) Tranche A bridge loan for NIS150 million, bearing interest of 4.85% p.a. to be repaid until March 31, 2017; (ii) Tranche B long-term loan for NIS200 million, bearing interest of 7.75% p.a., repayable on annual basis until March 2029; and (iii) Tranche C (only to cover shortfall amounts) for NIS350 million. As of December 31, 2016, no disbursements have been made under Tranche C. These loans are linked to CPI.

During January 2016, Tranche A was prepaid for a total of NIS162 million (approximately $41 million).

As of December 31, 2016 and 2015, the outstanding balance under this facility was NIS199 million ($2 million) and NIS377 million ($97 million), respectively.

U.
AIE Financing— In July 2016, AIE entered into a NIS1,006 million (approximately $261 million) loan agreement with Israel Discount Bank and Harel Insurance Group to finance the construction of AIE’s power plant in Hadera. The financing will mature 18 years after the completion of the construction period, and includes a term loan facility, a standby facility, a debt service reserve amount, or DRSA, facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only), a hedging facility (for the construction period only), and a working capital facility (for the operation period only). The term loan, standby, DSRA, and hedging facilities shall each bear interest at a rate of 2/3 Government CPI-linked Bond + 2.95% + 1/3 Government Bond + 2.95% per annum. The guarantees, VAT and working capital facilities shall each bear interest at a rate of the prime interest rate + 1.5% per annum. These terms are subject to AIE’s credit rating. As of December 31, 2016, AIE had not made drawings under this loan agreement.

Note 15 – Loans and Debentures (Cont’d)

Liabilities in respect of finance leases

V.
Citibank Perú and Banco de Crédito del Perú - In March 2006, Kallpa entered into a capital lease agreement with Citibank del Perú S.A., Citileasing S,A. and Banco de Crédito del Perú under which the lessors provided financing for the construction of the Kallpa I facility at Chilca in an aggregate amount of $56 million. Under the lease agreements, Kallpa made monthly payments beginning in December 2007 until the expiry of the lease in March 2016. These leases were secured by the assets of Kallpa in Peru. The lease bore an interest rate of 90 day LIBOR plus 3.00%. In March 2016, upon expiration of these leases, Kallpa executed its option to purchase the property related to the Kallpa I plant for a nominal cost ($2 million as at December 31, 2015).

W.
Banco de Crédito del Perú - In December 2007, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú under which the lessor provided financing for the construction of the Kallpa II turbine in an aggregate amount of $82 million. Under the lease agreement, Kallpa made monthly payments beginning in December 2009 until the repayment of the lease (May 2016). These leases were secured by the assets of Kallpa in Peru. The lease bore an interest rate of 90 day LIBOR plus 2.05%. Kallpa entered into an interest rate swap to fix the interest rate at an all-in rate of 6.55%, see Note 17.A.a.

In relation to Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes due May 2016, Kallpa repaid the $27 million outstanding under this lease in full in 2016 ($29 million as at December 31, 2015).

X.
Scotiabank - In October 2008, Kallpa entered into a capital lease agreement with Scotiabank Perú under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $88 million. Under the lease agreement, Kallpa made monthly payments beginning in September 2010 until the repayment of the lease (May 2016). As of December 31, 2015, the aggregate outstanding principal amount under this lease was $38 million and bore a fixed interest rate of 7.57% p.a.

In relation to Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes due May 2016, Kallpa repaid the $35 million outstanding under this lease in full in 2016.

Y.
In April 2014, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú for $108 million in order to finance the acquisition of the 193MW single turbine natural gas fired plant Las Flores from Duke Energy. Under the lease agreement, Kallpa makes quarterly payments beginning in July 2014 until the expiry of the lease in October 2023. The lease bears a fixed interest rate of 7.15% p.a. As of December 31, 2016, the aggregate outstanding principal amount under this lease was $88 million ($94 million as of December 31, 2015).

Note 15 – Loans and Debentures (Cont’d)

Debentures

Z.
Bonds Cobee III - In February 2010, COBEE approved a bond program under which it is permitted to offer bonds in aggregate principal amounts of up to $40 million in multiple series. On March 12, 2010, COBEE issued and sold in the Bolivian market three series of notes in the aggregate principal amount of $14 million.

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

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $11 million. The aggregate gross proceeds of these notes, which were issued at premium, were $13 million. COBEE will amortize the premium reducing the interest expense related to these notes. The first series of these notes, in the aggregate of $5 million pays interest semi-annually at the rate of 6.75% per annum through final maturity in April 2017. Principal on these notes is payable at maturity. The second series of these notes in the aggregate principal amount of Bs.43 million ($6 million), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. These funds were used mainly to pay a tranche of Bolivian bonds due in June 2012.

AA.
Bonds Cobee IV - In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $60 million in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $20 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $21 million. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. The Series B Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 7.0% per annum through final maturity in January 2020. The Series C Notes, in the aggregate principal amount of Bs.84 million ($12 million) pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $21 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $22,100. The first series of these Notes, in the aggregate principal amount of $5 million pay interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs.105 million ($15 million) pay interest semi-annually at the rate of 7.80% per annum through maturity in October 2024.

In October 2016, COBEE issued and sold the last series of notes approved under the bond program in the aggregate principal amount of Bs.138 million ($20 million). The aggregate gross proceeds of the notes, which were issued at a premium, were Bs.152 million ($21,740). These Notes pay interest semi-annually at the rate of 5.75% per annum through maturity in August 2026.

BB.
Inkia Bonds - On April 4, 2011, Inkia issued senior unsecured notes for an aggregate principal amount of $300 million in the international capital market under the rule 144A Regulation S. These notes accrue interest at a rate of 8.375% and will be payable semi-annually with final maturity in April 2021 and were recognized initially at fair value plus any directly attributable transaction costs. The proceeds from this issue were used mainly to finance Inkia’s equity contribution in the construction of Cerro del Aguila Project and to repurchase all of the Inkia Bonds.

On September 9, 2013, Inkia reopened its 8.375% senior notes due 2021 for an aggregate principal amount of $150 million. The new notes have terms and conditions identical to the initial $300 million notes issued on April 4, 2011 and were issued at 104.75% plus accrued interest from April 4, 2013, resulting in gross proceeds of $157 million plus $6 million of accrued interest. The proceeds from this issue will be used mainly for working capital and general corporate purposes. Subsequent to initial recognition, these notes are measured at amortized cost using the effective interest method. As of December 31, 2016, the outstanding principal amount under these notes was $448 million ($448 million as of December 31, 2015).

On September 5, 2014, Inkia requested the consents to its bondholders regarding certain proposed amendments to the Indenture: (i) Perform the IC split without being required to repurchase the bonds at a price equal to 101% of the aggregate principal; (ii) Request the repayment of the $150 million Credit Suisse/I.C. Power/Inkia Loan from the net proceeds of the Edegel sale; and (iii) Extend the investment period of the net proceeds from the Edegel sale from 12 to 30 months.

Note 15 – Loans and Debentures (Cont’d)

On September 16, 2014, Inkia received the consents from holders of a majority of its outstanding $450 million Senior Notes due 2021 and paid $1 million in fees related to obtain these consents.

CC.
Kallpa Bonds due 2022 - In November 2009, Kallpa issued $172 million aggregate principal amount of its 8.5% Bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. The proceeds of these bonds were used for capital expenditures related to Kallpa’s combined-cycle plant. Interest on these bonds accrues based on the principal received by Kallpa and is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2014 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and related assets. As of December 31, 2015, the aggregate outstanding principal amount of these bonds was $149,105.

In relation to Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes due May 2016, Kallpa repaid the outstanding amounts under the bonds in 2016 ($143 million as at December 31, 2015).

DD.
Kallpa Bonds due 2026 - In May 2016, senior notes for an aggregate principal amount of $350 million in the international capital market under the rule 144A Regulation S. The notes were issued under-par (99.258%) and interest accrues biannually in May and November of each year at a rate of 4.875%. Principal will be fully paid at maturity. The net proceeds from this issue in the amount of $347 million were used to repay in full the outstanding balance of: (i) the finance lease agreements (Kallpa II and Kallpa III); (ii) the Kallpa bonds due 2022, (iii) the syndicated loan and (iv) the $45 million short-term loans. The remainder of the proceeds were used for general corporate purposes. As a result of the redemption premium paid in respect of the Kallpa bonds due 2022 that qualified as a debt extinguishment, Kallpa recorded a $10 million finance expense. As of December 31, 2016, the outstanding amount of these notes was $326 million (net of transaction costs).

EE.
In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $25 million in multiple series. In 2011 and 2010, CEPP issued and sold $20 million and $5 million of its 7.75% Bonds. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds is payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued and sold $25 million of its 6.00% Bonds due in January and March 2019. Part of these funds was used to prepay $15 million of its 7.75% Bonds outstanding due in May 2014. In October 2015, $15 million in CEPP’s bonds were repurchased. As of December 31, 2016, the outstanding principal amount net of transaction costs under these notes was $10 million ($10 million as of December 31, 2015).

Note 15 – Loans and Debentures (Cont’d)

FF.	As at December 31, 2016 and 2015, the main covenants that the Group and certain Group entities must comply with during the term of the debts are as follows:

Covenant
Group entities	Shareholder equity	Debt service to coverage ratio	Collateral ratio	Maximum leverage	Interest rate hedging
Kallpa Generación S.A.	Not required	Not less than 1.20	Not required	No more than 3.0	Required
Samay	Not required	Not less than 1.64	Not required	Not required	Not required
CDA	Not required	Not less than 1.20	Not required	Not required	Not required
COBEE (Bonds)	Not required	Not less than 1.20	Not required	Debt to capital no more than 1.2	Not required
Cardones (Chile)	Not required	Not less than 1.10	Not required	Not required	Not required
Colmito (Chile)	Not required	Not less than 1.15	Not required	Not required	Not required
JPPC (Jamaica)	Not required	Not less than 1.10	Not required	Debt to capital no more than 40%	Not required
Amayo I (Nicaragua)	Not required	Not less than 1.25	Not required	Not required	Not required
Amayo II (Nicaragua)	Not required	Not less than 1.20	Not required	Financial debt to Net Worth not in excess of 70:30	Not required
Corinto (Nicaragua)	Not required	Not required	Not required	Maximum debt to EBITDA of 2.5	Not required
Tipitapa (Nicaragua)	Not required	Not required	Not required	Maximum debt to EBITDA of 2.75.	Not required
CEPP (Dominican Republic)	Not less than $21 million	Not less than 2.50	Not required	Maximum debt to EBITDA of 3.5	Not required
Energuate (Guatemala)		Not less than 1.30		Maximum debt to EBITDA of 3.5	Not required
Nejapa (El Salvador)	> $40 million	> 1.50	Not required	< 3.0	Not required
Kanan (Panama)	Not required	Not less than 1.25	Not required	Maximum debt to EBITDA of 3.5	Not required
OPC	Not required	Not less than 1.25	Not required	Not required	Not required

Other than with respect to the covenants referred to above, and the restrictions set forth in Note 20, there are no significant restrictions on the ability of the Group’s subsidiaries to repay loans or advances or to transfer funds to the Group.

 Compliance with the covenants referred to above is overseen by the Group’s Management. As of December 31, 2016, Kanan (Panama) does not comply with their debt service to coverage ratio and maximum leverage and Kanan holds a waiver but dated January 2017, therefore, its financial debt has been classified as current liability. Corinto (Nicaragua) does not comply with the debt service to coverage ratio, but Corinto holds a waiver from Banco de America Central thus not requiring to classify its debt as current liability. JPPC holds a waiver from Sagicor Bank signed in June 2016 up to December 2016 and complies with its debt service to coverage ratio and maximum leverage, therefore, it is not required to reclassify its debt as current liability.

Note: Inkia has to comply only with incurrence ratios when it plans to issue new debt.

Note 16 – Trade Payables

	As at December 31
	2016	2015
	$ thousands
Current
Trade Payables	285,409	145,443
Other Payables	203	11
	285,612	145,454
Non-current
Trade Payables*	44,057	—

(*) As of December 31, 2016, non-current trade payables correspond mainly to spare parts, used for major maintenance of Kallpa facilities, acquired according to a long-term program (LTP) agreement signed with Siemens. During 2016, these trade payables have not generated interests and no specific guarantee have been granted.

Note 17 – Other Payables including Derivative Instruments

	As at December 31
	2016	2015
	$ thousands
Current liabilities:
Financial derivatives not used for hedging (a)	783	1,080
Financial derivatives used for hedging (a)	11,563	11,480
The State of Israel and government agencies	4,206	4,504
Employees and payroll-related agencies	4,846	4,229
Customer advances and deferred income	944	1,483
Accrued expenses	23,563	10,819
Dividend payable to non-controlling interest	2,893	—
Interest payable	23,038	22,307
Other (b)	19,467	52,971
	91,303	108,873
Non-current liabilities:
Financial derivatives not used for hedging (a)	1,342	2,196
Financial derivatives used for hedging (a)	13,701	33,429
Other financial derivatives (see note 10.C.b.5)	29,594	—
	44,637	35,625

a.	As of December 31, 2016 and 2015, the derivatives maintained by the Group are as follow:

	Notional	Fair value
	amount	2016	2015
	$ thousands
Hedge derivatives (i)
Interest rate swap (a)	384,093	(17,509)	(30,979)
Interest rate swap (b)	100,683	—	(196)
Interest rate swap (c)	124,400	(2,955)	(9,004)
Interest rate swap (d)	15,553	(2,401)	(3,880)
Exchange rate swap (e)	158,270	—	(850)
Exchange rate swap (f)	58,604	(2,399)	—
		(25,264)	(44,909)
Trading derivatives (ii)
Interest rate swap (f)	42,000	(1,950)	(2,994)
Interest rate swap (g)	14,500	—	(7)
Interest rate swap (h)	8,443	(175)	(275)
		(2,125)	(3,276)

(i)	Hedge derivatives

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(a)	CDA	Syndicated	Libor plus 4.25%	100% - Tranche A	7.25-8.50%	Aug 2024
(b)	CDA	Syndicated	Libor plus 4.25%	50% - Tranche B	5.38%	Feb 2016
(c)	Samay I	Syndicated	Libor plus 2.125%	93% total debt	4.23%	Dec 2021
(d)	Colmito	Loan	7.90% in Chilean Pesos	69% total debt	6.025% in $	Jun 2028
(e)	CDA	EPC payments in Nuevos Soles	Spot exchange rate in Nuevos Soles	S/.403 million	S/. 2.546 for each $1	Jan 2016

Note 17 – Other Payables including Derivatives (Cont’d)

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(f)	AIE	EPC payments in EUR	Spot exchange rate in NIS	EUR 53 million	Average of NIS 4.24 for each EUR 1	Jan 2017-Nov 2018
		EPC payments in USD	Spot exchange rate in NIS	EUR 3 million	NIS 3.841 for each $ 1	May-Aug 2017

(ii)	The Group has three additional interest swap agreements that are accounted for as trading derivatives because these derivatives were already in place when Inkia took control of the subsidiaries:

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(f)	Cardones	Syndicated	Libor plus 1.9%	100% - Tranche I	6.80%	Aug 2021
(g)	JPPC	Loan	Libor plus 5.5%	71%	6.46%	Mar 2017
(h)	Amayo II	Syndicated	Libor plus 5.75%	84% - BCIE facility	8.31%	Dec 2019
	Amayo II	Syndicated	Libor plus 5.75%	49% - BCIE facility	8.25%	Sep 2022 (*)

 (*)  starts in Dec 2019

The gain arising from the volatility of the fair value of these interest rate swaps is shown in Note 24. During 2016, 2015 and 2014, the Group recorded gains of $2 million, $3 million and $133 thousand, respectively.

b.	As of December 31, 2015, it corresponds mainly to payables related to CDA in the amount of $36 million.

Note 18 - Guarantee Deposits from Customers

Deposits in cash received from distribution customers. These deposits bear interest at a weighted average interest rate published by the Guatemalan Central Bank and are refundable to clients when they cease using the electric energy service.

Note 19 – Provisions

	Financial Guarantee*	Others**	Total	Others**
	2016			2015
	$ thousands			$ thousands
Balance at January, 1	—	41,686	41,686	69,882
Reclassified from long-term liabilities	34,263	—	34,263	—
Provision made during the year	130,193	—	130,193	14,657
Provision reversed to profit/(loss) during the year	(4,587)	—	(4,587)	(46,419)
Provision paid	(36,023)	(40,170)	(76,193)	—
Effects of foreign currency	(5,083)	(748)	(5,831)	3,566
Balance at December, 31	118,763	768	119,531	41,686

* Relates to Kenon’s provision of financial guarantees to Chery in respect of an obligation of Qoros (see Note 10.C.b.6).

** Corresponds to a provisison made by an I.C. Power’s subsidiary as a result of a regulator charge. Expenses related to this provision were recognized in the cost of sales in the amount of $15 million in 2015.

Note 20 – Contingent Liabilities, Commitments and Concessions

A.           Claims

I.C. Power

a.	Kallpa Generación S.A.

1.	Import Tax Assessment against Kallpa.

Since 2010, the Peru Customs Authority (known as “SUNAT” for its abbreviation in Spanish) issued tax assessments to Kallpa and its lenders for payment of import taxes allegedly owed by Kallpa in relation to imported equipment for installation and construction of Kallpa I, II, III and IV. The assessments were made on the basis that Kallpa did not include the value of the engineering services rendered by the contractor of the project in the tax base of import taxes. Kallpa disagrees with this tax assessment on the grounds that the engineering services rendered include the design of the plant and not the design of the imported equipment. Kallpa appealed the tax assessments before SUNAT in first instance and before the Peruvian Tax Court (known as “Tribunal Fiscal”) in second instance. SUNAT and the Peruvian Tax Court are administrative institutions under the Ministry of Economy and Finance.

In January 2015, the Tax Court rejected Kallpa’s appeal regarding the Kallpa I assessment. Kallpa disagrees with the court´s decision and filed a judicial action (Demanda Contencioso Administrativa) before the Superior Court of Lima on April 15, 2015. In order to file an appeal, Kallpa was required to pay the amounts requested by SUNAT which was was $12 million (S/. 38 million). Subsequently, Kallpa recovered the VAT paid related to this amount. As of December 31, 2016 and 2015 the remaining amount is approximately $10 million (approximately S/. 32 million) respectively.

On January 27, 2016, the amount of the claim in relation with Kallpa IV was reduced by S/. 17 million ($5 million) without interests, from approximately $5 million to $152 thousand (S/. 18 million to S/. 0.5 million ) referred to the engineering services assessment. On February 12, 2016, Kallpa filed an appeal against the part of the resolution that refers to the insurance. As of the date herein, such appeal is pending to be submitted by SUNAT to the Tax Court.

On September 12, 2016, the Superior Court of Lima issued a ruling on the Kallpa I case declaring its claims to be groundless. Kallpa disagreed with the Court´s decision and, on September 21, 2016, filed an appeal to the Superior Court of Lima. As of December 31, 2016, the Kallpa I assessment liability (including tax, fines and interest) is nil as Kallpa has already paid the total amount under discussion. With this approach, favorable result of the process would imply a refund of the amounts paid.

As of the end of December 2016, the total tax exposure related to these assessments is as follows:

Stage		Amount	Amount
		(In million S/.)	(In million $)
Kallpa I	Superior Court of Lima	32.5	9.7
Kallpa II	Peruvian Tax Court	23.0	6.8
Kallpa III	Peruvian Tax Court	22.3	6.6
Kallpa IV	SUNAT	1.3	0.4
		79.1	23.5

Kallpa’s management and its legal advisors are of the opinion that Kallpa´s appeals will more likely than not be successful; accordingly, no provision was recognized in the financial statements because Kallpa has determined it does not have a present obligation.

2.	Income Tax Audit 2012 against Kallpa

On February 15, 2016, as a result of the 2012 income tax audit, SUNAT issued a preliminary income tax assessment against Kallpa on the basis that certain interest accrued on its debt and some maintenance expenses amounting to approximately $6 million (approximately S/.22 million) should not have been deducted from its 2012 taxable income but rather treated as an asset.

On March 11, 2016, SUNAT issued a final tax assessment for approximately $5 million (approximately S/.17 million), related to the interest expenses accrued during the construction of the steam turbine (Kallpa IV) as part of the combined-cycle conversion of the plant. This tax assessment has been confirmed with SUNAT resolution (Resolución de Determinación) notified to Kallpa on April 18, 2016. On May 16, 2016, Kallpa filed a complaint appeal against the SUNAT assessment which was rejected by SUNAT through a resolution (Resolución de Intendencia) notified on February 14, 2017. This resolution has been appealed at the Tax Court.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Kallpa´s management and its tax counsel have determined that Kallpa should prevail in its appeal as the Tax Court has previously issued precedents that allow for the deduction of interest expenses in similar circumstances based on the language of article 37a) of the Peruvian Income Tax Law; accordingly, no provision has been recognized in the financial statements because Kallpa has determined it does not have a present obligation.

As of December 31, 2016, the tax liability is approximately $3 million (S/.12 million) including interest and fines.

b.	Compensations against Energuate

As of result of the business combinations described in Note 11.A.1.a, I.C. Power assumed the following main contingencies:

Distribuidora de Electricidad de Occidente S.A. (DEOCSA) and Distribuidora de Electricidad de Oriente S.A. (DEORSA)

Compensations for Technical Service Quality:

Based on the current legal framework in Guatemala, I.C. Power is obliged to compensate its customers for failures in technical service quality. The CNEE establishes parameters for continuity (number and length of interruptions) and establishes fines for failure to comply with such parameters. As of December 31, 2016, sanction processes initiated by the CNEE corresponding to a group of processes related to these fines amounted to:

a.	DEOCSA: $16 million (Q. 124 million), and
b.	DEORSA: $16 million (Q. 121 million)

Actual compensations to customers in accordance with the regulations issued by the CNEE depends on the following future events:

•	That the service continues being rendered.
•	The future consumption volume of the regulated customers with charge from power.
•	The continuity of the regulation.
•	That the customer files the claim or that CNEE obliges to compensation.
•	The compensation mechanism is not applicable to most of the Group's customers.

DEORSA and DEORSA’s management and its legal advisors have determined that there is no current obligation that results under the claims and therefor no provision was recognized in the financial statements.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

c.	DEOCSA and DEORSA Tax claim

In 2011, the previous owners of DEORSA and DEOCSA acquired the companies through a leveraged buy-out transaction. Years after the transaction, the Guatemalan Tax Authority (Superintendencia de Administración Tributaria, or the “SAT”) raised questions concerning tax deductions for interest expenses and amortization of goodwill that derived from that transaction. This culminated in the issuance in February 2015 of two binding tax opinions, one for DEOCSA and another for DEORSA (the “Binding Opinions”) allowing the deductions.

The government of Guatemala changed in January 2016. After the new government took power, in July 2016, the SAT filed a complaint against DEORSA and DEOCSA (the “Complaint”) in disregard of its own conclusions stated in the Binding Opinions, which Opinions remain in force as of this date. The Complaint requests the payment of alleged back taxes, interest, and fines in relation to tax years 2011 and 2012.

On 9 August 2016, the court hearing the Complaint ordered DEORSA and DEOCSA to pay $17 million (Q. 130 million) in alleged back taxes immediately, plus interest and fines within 60 days following the court order, as a condition to lift an order freezing the bank accounts of DEORSA and DEOCSA.  Pursuant to this and another court order of 12 December 2016, on 10 August 2016, DEOCSA and DEORSA paid $17 million to the SAT corresponding to the alleged back taxes, and, on 13 December 2016, they paid $26 million (Q. 193 million) corresponding to the alleged fines and interest.

Due to the actions of the government and in order to avoid the initiation of complaints concerning tax years 2013, 2014, and 2015, and the corresponding imposition of further fines and interest, DEORSA and DEOCSA followed the instructions of the SAT and paid the alleged back taxes and interest for those years in the following manner: on  August 9, 2016, DEORSA and DEOCSA paid a total of $18 million (Q. 138 million) for the years 2014 and 2015; and on August 19, 2016, they paid a total of $13 million (Q. 100 million) for the year 2013. In addition, during 2016, DEORSA and DEOCSA made additional payments of income tax paid in advance by approximately $5 million (Q. 41 million) corresponding to year 2016.

The abovementioned measures were adopted in order not to put at risk to the continuing operation and prevent irreversible damage to DEORSA and DEOCSA. All payments were made under protest and subject to a broad reservation of rights, including but not limited to seeking restitution of such payments.  DEORSA and DEOCSA and their legal and tax advisors are of the view that the deductions for interest expenses and amortization of goodwill are legitimate tax deductions and in the opinion of DEORSA and DEOCSA’s management and its legal advisors it is not more likely than not that that their position under applicable legal frameworks are favourable. DEORSA and DEOCSA are defending against the SAT Complaint and considering all available remedies with respect to this matter. Accordingly, no provision was recorded in the financial statements because DEORSA and DEOCSA has determined it does not have a present obligation.

As of December 31, 2016, the total tax claim amounts to $80 million (Q. 603 million). This tax claim has been recorded as a receivable.

d.	OPC – Tamar

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per megawatt hour, or MWh, to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA published new tariffs, which reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with the Tamar Partner, OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. Subsequent to the period of the report, on February 2, 2017, OPC received a letter from Tamar's attorney claiming a debt of $25 million (including accrued interest) and requesting that such amount be deposited in escrow pursuant to the GSPA. Based on the OPC's legal consultant’s opinion, it is more likely than not that OPC’s defence of this claim will ber successful. Consequently, no provision was recognized in the financial statements as OPC’s management has concluded it does not have a present obligation under this claim.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

B.	Commitments

I.C. Power

a.	I.C. Power Ltd

As of December 31, 2016, I.C. Power has issued guarantees for a total amount of $70 million, as follows:

Guarantee party	Description	NIS thousands	$ thousands	Cash Collateral $ thousands
Advanced Integrated Energy Ltd	Facility agreement	100,000	26,036	-
OPC Rotem Ltd.	Facility agreement (1)	45,000	11,716	5,858
OPC Rotem Ltd.	PUA/EA Standards requirements - infrastructure services	38,595	10,048	20,159(	2)
OPC Rotem Ltd.	PUA/EA Standards requirements - infrastructure services	32,235	8,393	—
OPC Rotem Ltd.	Exposure of non-payment default resulting from "Ex post payments"	12,000	3,124	—
Advanced Integrated Energy Ltd	GSPA agreement	—	6,600
Advanced Integrated Energy Ltd	INGL agreement	295		3,515(	3)
Advanced Integrated Energy Ltd	Conditional license	822	214	3,455(	3)
Advanced Integrated Energy Ltd	INGL – PRMS construction	9,100	2,369	-
Advanced Integrated Energy Ltd	Supply and generation licenses	4,495	1,170	1,273
OPC Rotem Ltd.	Ensure payments of IPP Rotem Operation and Maintenance Ltd.	—	350	358

(1)	On December 2014, in light of the Israel Corporation Ltd. split, the corporate guarantee issued by IC was replaced and a cash collateral deposited into a designated pledged account of OPC.
(2)	Cash collateral for the two guarantees related to PUA/EA Standards requirements - infrastructure services
(3)	Cash collateral for conditional license, INGL agreement and supply and generation licenses.

b.	Inkia Energy Ltd

As of December 31, 2016, Inkia has issued standard by letters of credit for a total amount of $54 million for guarantee, as follows:

Guarantee party	Description	$ thousands
Inkia Energy Ltd.	Contingent equity for over costs	15,729
Samay I S.A.	Contract Compliance	15,000
Kanan overseas I, Inc	Power Purchase agreement	9,534
Kanan overseas I, Inc	Power Purchase agreement	7,334
Kanan overseas I, Inc	Spot Purchases	4,000
Kanan overseas II, Inc	Power Purchase agreement	1,467
Kanan overseas I, Inc	Storage and handling agreement	600

c.	Cobee, Bolivia

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

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Power Purchase Agreement (PPA)

In March 2008, COBEE signed a long-term PPA agreement with Minera San Cristobal. Pursuant to the agreement, COBEE will supply 43 MW of availability and energy, commencing from December 22, 2008. The PPA agreement provides a fixed price for availability, and an energy price that is linked to the price of natural gas for production of electricity in Bolivia. Surplus energy and availability are sold in the spot market. The PPA agreement is scheduled to expire in October 2017.

In December 2011, the Bolivian Government amended the applicable law to prohibit generation companies from entering new PPAs. Therefore, COBEE will be unable to extend or replace this PPA, under which we have contracted 18.9% of COBEE’s installed capacity.

d.	Kallpa, Peru

Power Purchase Agreements (PPA)

As of December 31, 2016, Kallpa has entered into thirty two PPAs with unregulated consumers to provide capacity and the associated energy of 621 MW (twenty seven PPAs of 522 MW as of December 31, 2015). These contracts have various commencement dates, and expires between 2013 and 2028. Also, as of December 31, 2016, Kallpa has signed twenty seven PPAs with 7 distribution companies for 590 MW (thirteen PPAs with 8 distribution companies for 660 MW as of December 31, 2015).

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

Kallpa’s natural gas transportation services are rendered by Transportadora de Gas del Peru S.A. (“TGP”) pursuant to a natural gas firm transportation agreement dated December 2007, as amended. In April 2014, this agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. This agreement expires in December 2033.

In addition, Kallpa is party to two additional natural gas transportation agreements that expire in April 2030 and April 2033, respectively.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Set forth below is a summary of the natural gas transportation services under these agreements (in cubic meters of gas per day):

Periods	Firm	Interruptible
Initial Date – April 21, 2016	3,474,861	1,329,593
April 22, 2016 - March 20, 2020	4,854,312	764,463
March 20, 2020 - January 1, 2021	4,655,000	764,463
January 2, 2021 - March 31, 2030	4,655,000	530,000
April 1, 2030 - March 31, 2033	3,883,831	1,301,169
April 1, 2033 - December 31, 2033	2,948,831	1,301,169

Natural gas distribution services are rendered by Cálidda, under two natural gas distribution agreements. Under such agreements, which expire on December 31, 2033, Cálidda is obliged to distribute up to approximately 3,710,000 cubic meters of natural gas per day to Kallpa combined-cycle plant and 1,144,312 cubic meters of natural gas per day to Las Flores power plant.

e.	Samay I, Peru

Power Node Bid Awarded

On November 29, 2013, Samay I won one of the public bid auctions promoted by the Peruvian Investment Promotion Agency (“Proinversion”) to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 616 MW (when operated with diesel fuel). The two- bid auction, which was won by Samay I and a subsidiary of Engie, is part of an effort by the Peruvian government to promote the construction of a power node in southern Peru, which will be fueled by natural gas once a natural gas pipeline (the Gasoducto Sur Peruano) delivers gas to the area.

The Samay I plant is expected to have three operational stages. First, it will operate as a cold reserve plant with diesel until natural gas becomes available in the area through a pipeline currently under construction. It is uncertain when the pipeline will be completed. Second, once natural gas becomes available to the facility through the new natural gas pipeline, the Samay I plant will have the obligation to operate as a natural gas-fired power plant and will be able to do so with minor investments by us in Samay I’s facilities. When fueled by natural gas, the Samay I plant will have an installed capacity of approximately 720 MW. Finally, following an additional investment in the conversion of the Samay I plant, which we have not committed to make, the Samay I plant could operate as a combined cycle thermoelectric plant, which would increase Samay I’s installed capacity to approximately 1,080 MW. Samay I has entered into an agreement with the State of Peru, with a term of 20 years, under which Samay I will receive fixed monthly capacity payments denominated in U.S. Dollars and we will pass-through all of the variable costs during the cold reserve phase. The amount of monthly payments required to make up the total amount to which Samay I is entitled will be calculated by the COES, and will be paid by all generators that form part of the SEIN who, in their turn collect the corresponding fee from their customers through a surcharge in the transmission tariffs applicable to, and payable by, all end consumers. The surcharge does not involve the use of state funds or any appropriation process, being a mechanism that has been used for almost 20 years in Peru to cover the cost of various energy projects.

In addition to receiving a 20-year stream of capacity payments, Samay I has an advantage in being one of only two power generation companies that have defined rights to a natural gas supply and transportation capacity once the Gasoducto Sur Peruano is completed. The developer of such pipeline has a contractual obligation under its concession agreement with the State of Peru to build a branch of the pipeline to connect it with the Samay I plant. Our strategic development of the Samay I plant will provide us with a significant advantageous position in the future southern Peru power node, which will develop once the Gasoducto Sur Peruano is completed. Pursuant to the terms of its tender, Samay I must receive gas and transportation services pursuant to terms which are similar to other power plants located in other parts of Peru and served by the existing TGP pipe line, such as the Kallpa plant. According to Law 29970, natural gas transportation costs of the Samay I plant will be eventually subsidized by additional tariffs on the electricity transmission toll periodically determined by OSINERGMIN with the purpose of decentralizing the generation of electricity with natural gas, which is one of the main purposes of the State of Peru developing the southern Peru power node. ElectroPerú has commenced negotiations with suppliers and concessionaires for the supply and transport of natural gas to each of Samay I and the other plant with a defined right to the firm supply of natural gas. However, as ElectroPerú may not be successful in obtaining an agreement which conforms to the conditions as contemplated in the tender documents of the cold reserve bidding process, we believe Samay I has the right to reject entering into any supply and transportation agreements which do not comply with the conditions set forth in its tender.

Samay I reached COD in May 26, 2016.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

f.	CDA, Peru

Power Purchase Agreements (PPA)
As of December 31, 2016, CDA has entered into three PPAs which are a 15-year PPA with ElectroPerú to provide 200 MW of capacity and the associated energy that commenced in 2016 a 10-year PPA with Luz del Sur S.A.A., Edelnor and Edecañete, to provide 202 MW of capacity and the associated energy that commences in January 2018, and a 10-year PPA with Edelnor and Edecañete to provide 81 MW that commences in January 2022 which will account for a significant portion of CDA’s expected generation capacity. The PPA with ElectroPerú is denominated in U.S. Dollars and is indexed to the U.S. producer price index. Although CDA operates a hydroelectric plant, its PPAs are indexed to natural gas prices, with exposures to fluctuations in such prices.

g.	OPC, Israel

Power Purchase Agreements (PPA)

On November 2, 2009, OPC signed a PPA with Israel Electric Company Ltd. (“IEC”)  whereby OPC undertook to construct a power plant within 49-52 months from the PPA signing date, while IEC undertook to purchase capacity and energy from OPC., over a period of twenty (20) years from the commencement date of COD of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of OPC to provide the plant’s entire production capacity to IEC, and to produce electricity in the quantities and on the dates as required by IEC.

Power Purchase Agreements with end users

The PPA with IEC provides OPC with the option to allocate and sell the generated electricity of the power station directly to end users. OPC has exercised this option and sells all of its energy and capacity directly to end users. Most of the agreements are for a period of 10 years. The consideration tariff, are based on the time of use electricity tariff (“TAOZ”), the generation component of the time of use electricity tariff, less a discount from the generation component. Both the TAOZ and the generation component are determined by the Public Utility Authority - Electricity (“PUA”) and are updated from time to time.

If the consideration is less than a minimum tariff of the generation component, I.C.Power has the right to terminate the agreements.

The agreements guarantee a certain level of availability of the power plant below which, customers are entitled to compensation.

Natural supply gas agreement

On November 25, 2012, OPC signed an agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership ("Tamar Partners") regarding the natural gas supply to the power plant. The agreement shall terminate upon the earlier of: a 16 years term as from the date of gas flow to the power plant or until OPC has consumed the entire contractual quantity .In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity, whichever is earlier ("Tamar Agreement").

The price of the gas is linked to changes in the "Production Cost" Tariff, which is part of TAOZ, and partially linked to the USD representative exchange rate, and includes "a floor price". According to the Tamar Agreement, OPC shall purchase natural gas with a total contractual quantity of 10.6 BCM (billions of cubic meters). OPC is under a “take or pay” obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the Tamar Agreement. The Tamar Agreement contains certain conditions that provide in the future flexibility to reduce the minimum annual quantity.

On December 28, 2015, the agreement received the Israeli Antitrust Authority, ("Authority") approval.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The Tamar Agreement allows curtailing OPC’s gas supply during the interim period in case of a shortage in gas supply, and gives preference, in this scenario, to certain Tamar Partners customers over OPC. However, in December 2012, the Natural Gas Committee published a decision (6/2012) (the "Gas Committee's Decision") with respect to the regulation of the use of the capacity of the gas pipe from the Tamar reserve, in case of a shortage in the gas pipe's capacity, and the foregoing regulation differs from the relevant arrangement in the Tamar Agreement. OPC believes that a proportional (pro rata) allocation as described in the Gas Committee's Decision may increase the quantity of gas received by OPC under the Tamar Agreement, in case of shortage in the capacity of the gas pipe. The manner of implementation of the Gas Committee's decision, if it is implemented, and the potential effect, if any, on the Tamar Agreement are unknown. On April 12, 2016, in preparation for a potential shortage which could have been caused as the result of planned maintenance operations by the Tamar Partners, the Chairman of the Natural Gas Committee sent a notice to the buyers of gas from the Tamar Partners, reflecting a materially different mechanism from the Gas Committee's Decision. According to the foregoing notice, the system's administrator (IEC) shall be responsible for the allocation of gas among the electricity producing gas consumers. In case of shortage, low-pressure distribution grid users shall have preference over high-pressure national transmission systems (such as OPC), which shall be allocated gas proportionally (pro rata). The legal effect of the foregoing notice is unclear, and OPC is unable of assessing its effect on it, if any, in case of potential gas shortage.

During the years 2015 and 2016, the Electricity Authority (“EA”, formerly known as PUA) updated the generation component of the TAOZ. This tariff is used to determine the price calculation between OPC and the end users, and for the natural gas price indexation. As a result of these adjustments, the generation component was reduced in about 10% starting February 2015 and in about 5% starting September 13, 2015. A decline in generation component will result in a corresponding decline in the rates the Group charges its customers and, accordingly, its revenues.  In December 2016, the EA published its decision regarding an update of the generation component of the TAOZ, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh (as opposed to the 8% reduction that was initially proposed in the October 2016 EA draft decision). However, as part of the December 2016 EA decision, TAOZ was also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. As a result of such adjustment, OPC’s tariffs effectively increased by approximately 2% (despite the 0.5% reduction in the generation component tariff). The next annual update of the generation component tariff is expected to be conducted in December 2017.

System Management Charges

Since 2013, the EA had been in the process of determining a system cost tariff. In August 2015, the EA published a decision that IPPs in Israel would be obligated to pay system management service charges, which charges are retroactively effective as of June 1, 2013. According to the EA decision, as amended in September 2015, the amount of system management service charges that would be payable by OPC from the effective date of June 1, 2013 to June 30, 2015, was approximately NIS 159 million (approximately $41 million), excluding interest rate and linkage costs, based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the EA, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), IEC’s final calculation of the amount payable by OPC was based upon the applicable time of use rates, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day, or “Time of Use” rates. In December 2015, OPC received an invoice from IEC (in its capacity as the system manager) regarding the NIS 163 million (approximately $42 million) amount of system management service charges that would be payable by OPC for such period, including interest rate and linkage costs.

In February 2016, OPC paid NIS154 million (approximately $40 million) to IEC in satisfaction of this amount (excluding the interest rate, and linkage costs). In August 2016, the EA published a decision to change the method of calculation of the interest rate and to reduce the interest rate payable by IPPs (including OPC) with respect to system management service charges payable by them from the effective date of June 1, 2013 to September 13, 2015 (amounting to approximately 2.5% of the total amounts payable by IPPs in respect of the system management charges). As a result of the resolution, the system management cost provision was updated to a total amount of NIS 3 million (approximately $768 thousand). The adjustment of the provisions was allocated to the cost of sales and to the finance expenses.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

h.	AIE, Israel

Power and Steam Purchase Agreement (“PSPA”)

On August 10, 2015, AIE and Hadera Paper entered into two agreements for the supply of electricity and steam to Hadera Paper’s facility:

•	Short Term PSPA - Pursuant this agreement, AIE will supply steam and electricity until COD of the power plant, which shall be done through the existing energy center.

•	Long Term PSPA – Pursuant this agreement, AIE will supply steam and electricity during the period commencing upon COD of the power plant and for a period of 18 years thereafter.

In consideration for electricity purchased under each of the PSPAs, Hadera Paper will pay an electricity tariff which is based on a certain discount in comparison with the electricity tariffs charged by the Israeli Electric Company Ltd. The steam price paid by Hadera Paper is subject to adjustment based upon Hadera Paper’s annual steam consumption.

Hadera Paper is under a “take or pay” obligation ("the TOP") regarding a certain annual quantity of steam based on a mechanism set forth in the agreements.

Under the PSPAs, the AIE is obligated to certain availability with respect to the supply of electricity and steam, which obligation excludes unavailability due to events predominately not in the control of the AIE. In addition, in certain circumstances, the AIE may be subject to penalties in the event of delays in the COD of the power plant. AIE’s liability is subject to an annual cap, as set out in the agreements.

Power Purchase Agreements with end users

During 2016, AIE signed 10-year agreements for sale of most of its capacity of its power plant, to end users. The agreements are for a period of 10 years, where under some of the agreements the end user has an early termination right after 5 years giving counter offer 6 months in advance. AIE has the right of first refusal. In addition, under some of the agreements the end user has an early termination right if it constructs a power plant for its needs, provided it gives notice 18 months in advance. The consideration was set based on the TAOZ tariff less a discount from the generation component. If the consideration is less than a minimum tariff of the generation component, has the right to terminate the agreements and to sell the electricity to the IEC, in accordance with the PPA agreement.

The agreements include compensation in the event of delay of power plant’s COD and compensation for unavailability of the power plant below an agreed minimum level.

Gas Sale and Purchase Agreement (“GSPA”)

On January 25, 2012, Hadera Paper entered into a gas sale and purchase agreement (hereinafter- the “GSPA”) with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership and Everest Infrastructures Limited Partnership (hereinafter- the “Tamar Partners”) regarding the natural gas supply to Hadera Paper’s existing gas consuming facilities (i.e. the Energy Center) as well as the intendedadditional capacity of the power plant under construction. The agreement was amended on October 16, 2012.

On August 10, 2015, the GSPA was assigned to AIE pursuant to the terms of the share purchase agreement. The GSPA will terminate upon the earlier of 15 years following the commencement of supply from the Tamar reservoir (April 2013) or until the date of consuming the total contract quantity (118,000,000 MMBTU). In addition, both parties have an option to extend the GSPA by up to two years in the event the total contract quantity was not yet consumed by the end of the GSPA term.

The price of the gas is linked to the weighted average generation cost tariff, published by the EA, and includes a “floor price”. In addition, the GSPA includes the TOP regarding a certain annual quantity of natural gas based on a mechanism set forth in the GSPA.

In addition, on September 6, 2016, AIE and the Tamar Partners entered into an additional GSPA (“Additional GSPA”) for the supply of additional quantities of natural gas (in addition to the original GSPA) as of the commissioning of the intended power plant.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The additional GSPA will terminate upon the earlier of 15 years following the completion of the commissioning of the power plant (which shall be concluded by no later than March 31, 2019) or until the date of consuming the total contract quantity (68,000,000 MMBTU, which shall be adjusted if and when the additional GSPA were to become on a firm supply basis). In addition, both parties have an option to extend the term of the additional GSPA by up to three years in the event the total contract quantity was not yet consumed by the end of the additional GSPA term.

The price of the gas is linked to the weighted average generation cost tariff, published by the EA, and includes a “floor price.”

Israel Natural Gas Lines Ltd. Agreement for the Transmission of Natural Gas

On July 11, 2007, Hadera Paper signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter- “INGL”), which was assigned to AIE on August 10, 2015, in accordance to the SPA. The agreement as amended on June 7, 2013 and March 31, 2015 is extended until July 14, 2018 and governs the transmission of natural gas to the Energy Center. The agreement was further extended and modified by a third amendment on December 28, 2015 which facilitates transmission of natural gas to the power plant, by means of the construction and installation of a new pressure regulation and measurement (PRMS) station, and includes additional commercial terms. The duration of the agreement, as modified by the third amendment, shall be 16 years from an agreed upon “start date” with an option for extension. The “start date” in accordance with the third amendment, will occur within a window of time as stipulated in the agreement. Such window may be postponed due to reasons attributable to changes in specifications of the PRMS or to the land on which the PRMS is to be constructed.

Gas Sale Agreement with Oil Refineries Ltd. (“ORL”)

On December 23, 2015, AIE contracted with ORL for the sale of surplus gas quantities supplied to it pursuant to the Tamar agreement. The agreement is for a period of three years from January 1, 2016, with an option for extension of such period as well as early termination rights. In addition, ORL is under the TOP obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the agreement. AIE has an option to stop selling gas if it reaches the commercial operation earlier than expected or in February 2018 with prior written notice.

SerIDOM Servicios Integrados

On January 21, 2016 AIE contracted with SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter – "SerIDOM") for the design, engineering, procurement and construction of combined cycle cogeneration power plant, with an installed capacity of 140 MW, on lump sum, turnkey basis. In accordance with the EPC contract, SerIDOM committed to complete construction of the power plant by July 2018. The total cost of the contract is approximately $150 million. Payment of the consideration is based on progress of the construction and compliance with milestones. SerIDOM committed to compensate AIE in a case of delay or non-compliance with any of its contractual obligations up to the amounts stipulated in the EPC contract, and provided AIE a bank guarantee and a parent company guarantee to secure these commitments.

In September 2016, Hadera entered into a Variation Order to the EPC contract in the scope of which the payments to SerIDOM were increased by approximately $4 million and an extension of time for construction completion was provided within the second half of 2018.

i.	Energuate, Guatemala

Power Purchase Agreements and Spot Market Purchases

Energuate purchases the electricity it distributes to its customers through PPAs with generation companies including, for example, our subsidiary Puerto Quetzal. Guatemalan distribution companies are required by the General Electricity Law to maintain PPAs with generating companies at all times to cover 100% of the maximum expected demand for the current year, as well as the next year. Should the contracted capacity and electricity under its PPAs be insufficient to meet the demand of its customers, Energuate makes purchases on the spot market, only if authorized by CNEE.

As of December 31, 2016, Energuate was party to over 80 PPAs. Distribution companies can only purchase capacity and energy and enter into PPAs through a public bidding process supervised by the CNEE.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The following table sets forth the supplier, the amount of contracted capacity and the expiration date of Energuate’s PPAs entered into with our five largest suppliers of capacity as of December 31, 2016, covering 67% of our collective contracted capacity.

Supplier	Contracted Capacity (MW)	Expiration Date
Jaguar Energy Guatemala LLC	200	April 2030
INDE	162	April 2017 –April 2032
Energía del Caribe	60	April 2030
Renace, S.A.	55	April 2030 –April 2033
Hidro Xacbal, S.A.	30	April 2030 –April 2032

Under most of its PPAs, Energuate pays a capacity charge and an energy charge. Energuate pays a specified amount for each MW of capacity purchased under these PPAs and an electricity charge for the KWh of electricity actually delivered to Energuate. Most of Energuate’s PPAs also provide that the electricity charge is indexed to changes in published quotations for the type of fuel used by the generator. In addition, Energuate is required to pay certain additional costs incurred by the generators to provide electricity including connection costs, transmission tolls, additional costs imposed by the CNEE and other similar costs.

In addition, Energuate has entered into 59 PPAs that will begin starting 2017. The following table establish the five largest suppliers for these contracts, covering 69% of the contracted capacity for the next few years.

Supplier	Contracted Capacity (MW)	Expiration Date
Ingenio la Unión S.A	90	April 2018 – April 2020
Ingenio Magdalena	72	April 2018 –April 2032
INDE	51	April 2018 - April 2032
Renace S.A	31	April 2030 –April 2033
Energía Limpia de Guatemala S.A	21	April 2032

 Concession from the Guatemalan Government

In 1998, Energy and Mining Ministry of Guatemala authorized DEORSA and DEOCSA, for a term of 50 years, to operate in the east and west areas of the country.

The authorization granted for the Concessions can either be terminated (i) at the end of the original term (2048) or (ii) by the regulatory authorities due to non-compliance of the obligations assumed in the Concessions, in accordance with the procedures set in the Title III, Chapter III of the General Electricity Law. Once the authorization is terminated, rights and goods relating to the Concessions will be auctioned publicly as an economic unit, within one hundred and eighty (180) days. The former concessionaire can participate of the auction process except in the event the authorization had been terminated for poor quality of the service. From the value obtained in the auction process, the Ministry of Energy and Mining will deduct the expenses incurred and debts that the former concessionaire may have and the remaining amount will be transferred to the former concessionaire.

j.	Nejapa El Salvador

Power Purchase Agreements (PPA)

In May 2013, Nejapa entered into two PPAs that were awarded as a result of two tenders for 71.2 MW and 38.8 MW of capacity, with 54-month and 48-month terms, respectively. Each PPA was divided among the seven distribution companies that conducted the tenders. The term of each PPA commenced in August 2013.

In December 2014, Nejapa entered into PPA with seven distribution companies for 30 MW of capacity with 36-month term starting from January 2015.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

k.	Poliwatt, Guatemala

Power Purchase Agreements (PPA)

As of December 31, 2016, Poliwatt has entered into thirteen PPAs with no related parties to provide capacity and energy of 175 MW. These contracts have various commencement dates, and vary in duration between 2017 and 2020.

Also, Poliwatt has entered into seven PPAs with related parties as of December 31, 2016, to provide capacity and energy of 69 MW. These contracts have various commencement dates, and vary in duration between 2017 and 2020.

l.	I.C. Power Nicaragua, Nicaragua

Power Purchase Agreements (PPA)

As of December 31, 2016, Tipitapa Power Company and Empresa Energetica Corinto have entered into two PPAs with Distribuidora de Electricidad del Norte (“DISNORTE”) and Distribuidora de Electricidad del Sur (“DISSUR”) to supply and sell energy and capacity.

In addition, Consorcio Eólico Amayo and Consorcio Eólico Amayo (Fase II) also entered into PPAs with these distribution companies, and are committed to supply and sell all the energy at the supply node as part of the wholesale market.

These contracts have various commencement dates, and vary in duration, as follows:

			Contracted
			Capacity
Company	Commencement	Expiration	(MW)
Tipitapa Power Company	June 1999	December 2018	51
Empresa Energetica Corinto	April 1999	December 2018	50
Consorcio Eólico Amayo	March 2009	March 2024	40
Consorcio Eólico Amayo (Fase II)	March 2010	March 2025	23

m.	Kanan Overseas I, Inc, Panama

Power Purchase Agreement

In October 2014, Kanan was awarded a contract to supply energy with a maximum contractual capacity of 86 megawatts with distributions companies for a 5 year term that effectively started in December, 2015. Kanan reached commercial operations in March 2016.

n.	Jamaica Power Private Company (JPPC), Jamaica

Power Purchase Agreement

JPPC entered into a Power Purchase Agreement with Jamaica Public Service Company Limited (JPS). JPS will purchase the contract capacity (60MW), as defined, at specified rates under a dispatchable arrangement. The agreement expires 20 years from the commercial operations date of January 1998 and may be extended for successive periods of 5 years upon mutual agreement.

Note 21 – Share Capital and Reserves

A.	Share Capital

	Company No. of shares
	(’000)
	2016	2015
Authorised and in issue at January, 1	53,694	23,500
Authorised and in issued as part of the spin-off from IC	—	29,883
	53,694	53,383
Issued for share plan	26	311
Authorised and in issue at December. 31	53,720	53,694

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

Issuance of ordinary shares

In 2016, 25,692 (2015: 310,960) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $9.34 (2015: $19.76) per share.

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

D.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company, and IC pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2015 and 2014, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2016 is $240 thousand (2015: $940 thousand, 2014: $5 million) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $547 thousand as general and administrative expenses in 2016 (2015: $566 thousand, 2014: $5 million).

Note 22 – Cost of Sales and Services

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
Capacity and energy purchases and transmission costs (a)	670,452	292,242	276,652
Fuel, gas and lubricants (b)	458,427	468,343	502,170
Payroll and related expenses	55,647	35,635	31,369
Regulatory expenses	57,878	(8,025)	14,146
Third party services	37,671	12,581	10,838
Plant unavailability	6,946	—	—
Intermediation fees (c)	4,670	6,223	—
Maintenance expenses	41,489	37,470	26,787
Other	25,390	18,386	119,179
	1,358,570	862,855	981,141

(a)	In 2016, it includes energy purchases of $355,554 thousand incurred by distribution companies.
(b)	Fuel cost is primarily heavy fuel oil consumed by the thermal plants in El Salvador, the Dominican Republic, Jamaica, Nicaragua and Guatemala.
(c)	Fees paid by Kallpa in relation to the profit shared on certain PPAs signed with distribution companies.

Note 23 – Selling, General and Administrative Expenses

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
Payroll and related expenses	57,549	45,731	57,669
Depreciation and amortization	12,686	9,130	7,724
Professional fees	34,125	23,377	37,944
Other expenses	42,396	25,585	27,781
	146,756	103,823	131,118

Note 24 – Other Income and Expenses

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
Other Income
From changes in interest held in associate (See Note 10)	—	—	19,553
Insurance claims (a)	2,525	6,917	7,452
Termination of contract compensation (b)	7,398	550	—
Delays of contract compensation (c)	3,377	—	—
Transfer of assets from customers	1,593	—	—
Release of contingent accrual (d)	1,205	545	—
Dividend income from other companies	—	3,850	18,178
Gain on sale of property, plant and equipment	4	14	—
Other	4,908	3,574	5,854
	21,010	15,450	51,037
Other expenses
Other	5,413	7,076	13,970
	5,413	7,076	13,970

(a)	Corresponds mainly to Consorcio Eolico Amayo (Fase II) and COBEE claims in relation to three wind towers damaged and Sainani plant, respectively.
(b)	Includes termination of contract compensation received by Kallpa from Coelvisac and Compania Minera Raura in 2016 and 2015, respectively.
(c)	Includes compensation received by Energuate for delays in the start of power supply by generators companies.
(d)	Comprise of JPPC holdings release part of its contingent accruals.

Note 25 – Financing Income (Expenses), Net

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
Financing income
Interest income from bank deposits	3,703	2,675	2,226
Net change from change in exchange rates	8,972	-	-
Net changes in fair value of Tower options series 9	-	2,119	8,350
Net change in fair value of derivative financial instruments	1,561	3,400	-
Other income	4,245	5,218	5,667
Financing income	18,481	13,412	16,243
Financing expenses
Interest expenses to banks and others	(182,905)	(107,419)	(108,224)
Net change in fair value of derivative financial instruments	-	-	(592)
Net change from change in exchange rates	-	(12,554)	-
Other expenses	(6,694)	(4,255)	(1,363)
Financing expenses	(189,599)	(124,228)	(110,179)
Net financing expenses recognized in the statement of profit and loss	(171,118)	(110,816)	(93,936)

Note 26 – Income Taxes

A.        Components of the Income Taxes

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
Current taxes on income
In respect of current year	33,975	29,509	95,252
In respect of prior years	331	(294)	(1,518)
Deferred tax income
Creation and reversal of temporary differences	25,028	33,163	9,607
Total taxes on income	59,334	62,378	103,341

In 2014, $2 million of previously unrecognized tax losses was used to reduce our current tax expense in Israel. No previously unrecognized tax benefits were used in 2015 or 2016 to reduce our current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
(Loss)/profit before taxes on income	(334,668)	158,270	109,274
Statutory tax rate	17.00%	17.00%	26.50%
Tax computed at the statutory tax rate	(56,893)	26,906	28,958

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	31,463	52,148	45,288
Income subject to tax at a different tax rate	25,859	(3,209)	12,846
Non-deductible expenses	49,715	7,818	8,442
Tax in respect of foreign dividend	—	—	8,047
Exempt income (a)	(754)	(41,160)	(21,145)
Taxes in respect of prior years	331	(294)	(1,518)
Impact of change in tax rate	6,857	—	(3,131)
Changes in temporary differences in respect of which deferred taxes are not recognized	1,419	580	(3,795)
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	4,415	8,335	16,183
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements	(1,421)	12,133	12,519
Other differences	(1,657)	(879)	647
Taxes on income included in the statement of profit and loss	59,334	62,378	103,341

(a)
$754 thousand of exempt income effect in Amayo II in Nicaragua in 2016 ($5 million in 2015 and $219 thousand in 2014 including Amayo I and II). $36 million and $21 million of exempt income effect related to gain in distribution of dividend in kind and gain on bargain purchase in 2015 and 2014 respectively.

Note 26 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.
Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Employee benefits	Carryforward of losses and deductions for tax purposes	Other	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2015	(126,749)	824	46,771	(27,113)	(106,267)
Changes recorded on the statement of profit and loss	2,429	(222)	15,325	(50,695)	(33,163)
Changes recorded to equity reserve	—	—	—	3,081	3,081
Translation differences	352	(1)	(153)	885	1,083
Changes in respect of business combinations	—	—	—	(124)	(124)
Balance of deferred tax asset (liability) as at December 31, 2015	(123,968)	601	61,943	(73,966)	(135,390)
Changes recorded on the statement of profit and loss	(48,212)	286	28,014	1,741	(18,171)
Changes recorded to equity reserve	—	61	—	(5,249)	(5,188)
Translation differences	(1,495)	15	398	791	(291)
Impact of change in tax rate	7,638	—	(5,620)	(8,875)	(6,857)
Changes in respect of business combinations	(41,456)	748	—	6,355	(34,353)
Balance of deferred tax asset (liability) as at December 31, 2016	(207,493)	1,711	84,735	(79,203)	(200,250)

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31
	2016	2015
	$ thousands
As part of non-current assets	25,104	2,693
As part of non-current liabilities	(225,354)	(138,083)
	(200,250)	(135,390)

Income tax rate in Israel is 25% and 26.5% for the years ended December 31, 2016 and December 31, 2015 and 2014, respectively.

On January 4, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was passed in the Knesset. As part of the amendment, OPC’s and Hadera’s income tax rate was reduced by 1.5% to a rate of 25% as from 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

Note 26 – Income Taxes (Cont’d)

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

In December 2014, a tax reform Law was enacted in Peru. Among other changes, the Law decreases corporate income tax rates and increases withholding tax rates on dividends. The corporate income tax rate will reduce from 30% in 2014 to: 28%, in 2015 and 2016, to 27%, in 2017 and 2018 and to 26% starting 2019. The withholding tax rates will increase from 4.1% in 2014 to: 6.8% in 2015 and 2016, 8.0% in 2017 and 2018; and 9.3% starting 2019. Kallpa, CDA and Samay I have signed tax stability agreements that expire in 2020, 2022 and 2024, respectively. Only after these tax agreements expire, Kallpa, CDA and Samay I will be affected by the changes in income tax and withholding tax rates described above. On December 27, 2016, Kallpa waived to its tax stability agreement that originally expired in 2020. In December 2016, a new tax reform was enacted, which among other items, supersedes the changes introduced in 2014 related to the corporate income tax and withholding tax rates. Effectively on January 01, 2017 onwards, the corporate income tax and withholding tax rates in Peru will be 29.5% and 5% respectively.

In September 2014, a tax reform in Chile was enacted, which makes substantial changes to the Chilean tax system, including two alternative mechanisms for computing shareholder-level income taxation beginning on January 1, 2017 (accrued income and cash-basis methods), additional corporate tax rate increases, and other substantial modifications. The selection should be made before the end of 2016 and remains in effect for 5 years.

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

In January 2016, a new tax reform was enacted that simplifies the tax reformed published in September 2014. Some types of tax payers are restricted to one of the two regimes, but tax payers eligible for either regime must opt into their preferred regime before December 31, 2016. Cardones and Colmito elected the cash-basis method.

Under the corporate income tax rules, applicable until the end of 2016, business income in Chile is subject to a 24% corporate income tax rate, but such income also is subject to income tax on a cash basis when distributed to the shareholders, at rates that vary depending on whether the shareholder is a resident or a nonresident. Nonresident shareholder are subject to a 35% withholding tax on dividends. The corporate tax paid may be used as a credit against the liability of the shareholders, resulting in an overall income tax rate of 35% on distributed profits for nonresident shareholders.

Starting in 2017, Chilean taxpayers subject to corporate income tax will be subject to one of the following two tax regimes:

•
The fully integrated regime, under which shareholders will be taxed on their share of the profits that area accrued annually by Chilean entity. The combined income tax rate under the regime will be 35%.

•
The partially integrated regime, under which shareholders will be taxed when profits are distributed. The combined income tax rate under the regime generally will be 44.45%; however, foreign shareholders that are resident in a country that has concluded a tax treaty with Chile will be entitled to a full tax credit, and thus may benefit from a combined rate of 35%.

In Nicaragua, Empresa Energética Corinto and Tipitapa Power Company are subject to 25% income tax, based on a Foreign Investment Agreement signed in June 2000, which protect the companies from any unfavorable changes in the tax Law. In addition, Consorcio Eólico Amayo S.A and Consorcio Eólico Amayo Fase II, are tax exempt from income tax payments up to a period of seven years since the beginning of operations of the plants, in accordance with Law No.532 for Electric. I.C. Power Generation with Renewable Sources Incentive. In addition, a 10% to 17% withholding tax is applicable depending on whether the payments are to countries with preferential tax regimes or nil taxes.

In Guatemala, PQP DEOCSA, DEORSA and Guatemel, were subjected to 25% income tax rate in 2016 and 2015. Proposed to raise to 28% in future subject to passing of Bill. Recsa is subjected to a 7% income tax rate over its income. A 5% withholding tax applies on dividend distributions.

Note 26 – Income Taxes (Cont’d)

In January 2013, a tax reform was enacted in Colombia, which established an income tax rate of 25%, except for those contributors that by express disposition handle special rates, not less than 3% of the net worth of the shareholders ‘equity on the last day of the immediately previous taxable period. In addition, a 9% equity income tax (CREE) was created as a contribution to generate employment and social investment. During December 2016, the CREE rate was blended within the corporate income tax rate, which implied a hike to 34% for 2017 and 33% for 2018 and subsequent years. In addition, taxpayers reporting taxable income higher than $800 million (Colombian pesos) will pay an additional 6% and 4% income tax rate for the years 2017 and 2018, respectively.

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

2.
The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the "subject to tax" condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the "subject to tax" condition as having met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Extension of safe habour under Singapore Budget 2016

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 (extended from May 31, 2017 to May 31, 2022) are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Deferred tax liability on undistributed earnings

Subsidiaries pay dividends on quarterly basis as long as they are in compliance with covenants derived from the borrowings agreements described in Note 15. Deferred tax is recognized for temporary differences related to undistributed earnings in subsidiaries that will reverse it in the foreseeable future. During 2016, the Group recorded an expense of $1 million in relation to this timing difference ($3 million in 2015).

Distributions of the earnings of foreign subsidiaries are subject to the withholding taxes imposed by the foreign subsidiaries´ jurisdictions of incorporation. I.C.Power does not have funds designated for, or subject to, permanent reinvestment in any country in which it operates.

Note 27 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	(Loss)/income allocated to the holders of the ordinary shareholders

	For the Year Ended December 31
	2016	2015	2014
	$ thousands
(Loss)/Income for the year attributable to Kenon’s shareholders	(411,937)	72,992	458,161
(Loss)/Income for the year from discontinued operations (after tax)	—	—	470,421
Less: NCI	—	—	(3,495)
(Loss)/Income for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	—	—	466,926
(Loss)/Income for the year from continuing operations attributable to Kenon’s shareholders	(411,937)	72,992	(8,765)

B.	Number of ordinary shares

	For the Year Ended December 31
	2016	2015
	('000)
Weighted Average number of shares used in calculation of basic / diluted earnings per share	53,720	53,649

Note 28 – Discontinued Operations

(a)	ZIM

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

Set forth below are the results attributable to the discontinued operations

Six Months Ended June 30, 2014
$ thousands
Sales	1,741,652
Cost of sales	(1,681,333)
Gross profit (loss)	60,319
Operating loss	(17,694)

Loss before taxes on income	(119,168)
Taxes on income	(9,735)
Loss after taxes on income	(128,903)
Income from realization of discontinued operations	608,603
Income (loss) for the period from discontinued operations	479,700

Net cash flows provided by operating activities	41,031
Net cash flows provided by (used in) investing activities	(24,104)
Net cash flows used in financing activities	(28,480)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(801)
Cash and cash equivalents used in discontinued operations	(12,354)

(b)	Petrotec AG

In December 2014, ICG sold its equity interest (69%) in Petrotec, ICG received shares of REG, a NASDAQ-listed entity. Petrotec’s results up to the completion date of the sale, together with the loss from the sale were presented separately in the statements of profit and loss in the category “profit/(loss) for the year from discontinued operations”.

Set forth below are the results attributable to the discontinued operations

Year Ended December 31, 2014
$ thousands
Sales	221,791
Expenses	(226,323)
Operating results before taxes on sales	(4,532)
Taxes on sales	252
Results after taxes	(4,280)
Loss from realisation of discontinued operation	(4,999)
Income (loss) for the period from discontinued operations	(9,279)

Net cash flows provided by operating activities	15,214
Net cash flows used in investing activities	(3,263)
Net cash flows used in financing activities	(8,644)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(1,753)
Cash and cash equivalents used in discontinued operations	1,554

In addition to the cash, ICG received shares of Renewable Energy Group Ltd (“REG”) in value of $18 million. ICG is subject to a lock-up restriction with respect to the REG shares.

Note 29 – Segment, Customer and Geographic Information

A.	General

During 2016, the Group increased from two to three reportable segments as a result of 2016 acquisition described in Note 11.A.1.a.

The following summary describes the Group’s reportable segments in 2016:

1.
I.C. Power Generation - I.C. Power through its subsidiary companies, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America.

2.
I.C. Power Distribution - I.C. Power through its subsidiary companies, is engaged in the distribution of electricity in Guatemala (This segment does not exist in 2015 and 2014 because it was acquired in 2016).

3.	Qoros Automotive – A China-based automotive company that is jointly-owned with a subsidiary of Wuhu Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company.

There were no intersegment sales in 2016.

B.	Information regarding reportable segments

Financial information of the reportable segments is set forth in the following table.

	I.C. Power	I.C. Power
	Generation	Distribution	Qoros*	Other	Adjustments	Total
	$ thousands
2016
Total sales	1,365,229	508,628	—	65	—	1,873,922

Adjusted EBITDA	343,130	77,281	—	(23,532)	—	396,879
Depreciation and amortization	157,070	14,782	—	529	—	172,381
Financing income	(10,246)	(4,000)	—	(16,580)	12,345	(18,481)
Financing expenses	166,079	19,034	—	16,831	(12,345)	189,599
Other items:
Share in losses/(income) of associated companies	(623)	—	142,534	43,681	—	185,592
Provision of financial guarantee	—	—	—	130,193	—	130,193
Impairment of investments	—	—	—	72,263	—	72,263
	312,280	29,816	142,534	246,917	—	731,547
Income/(loss) before taxes	30,850	47,465	(142,534)	(270,449)	—	(334,668)
Income Taxes	45,177	12,471	—	1,686	—	59,334
Income/(loss) from continuing operations	(14,327)	34,994	(142,534)	(272,135)	—	(394,002)

Segment assets	4,217,341	599,809	—	112,410	—	4,929,560
Investments in associated companies	8,897	—	117,593	81,743	—	208,233
						5,137,793
Segment liabilities	3,462,243	542,223	—	239,123	—	4,243,589
Capital expenditure	261,616	28,174	—	49	—	289,839

* Associated Company – See Note 10.A.2, 10.C.b.

Note 29 – Segment, Customer and Geographic Information (Cont’d)

	I.C. Power	Qoros*	Other	Adjustments	Total
	$ thousands
2015
Sales to external customers	1,283,624	—	329	—	1,283,953
Inter-segment sales	5,115	—	861	—	5,976
	1,288,739	—	1,190	—	1,289,929
Elimination of inter-segment sales	(5,115)	—	(861)	5,115	(861)
Total sales	1,283,624	—	329	5,115	1,289,068

Adjusted EBITDA	372,356	—	367	—	372,723
Depreciation and amortization	119,427	—	620	—	120,047
Financing income	(10,684)	—	(2,728)	—	(13,412)
Financing expenses	114,713	—	9,515	—	124,228
Other items:
Share in losses/(income) of associated companies	(274)	196,223	(9,190)	—	186,759
Gain from distribution of dividend in kind	—	—	(209,710)	—	(209,710)
Asset impairment	—	—	6,541	—	6,541
	223,182	196,223	(204,952)	—	214,453
Income/(loss) before taxes	149,174	(196,223)	205,319	—	158,270
Income Taxes	62,353	—	25	—	62,378
Income/(loss) from continuing operations	86,821	(196,223)	205,294	—	95,892

Segment assets	4,068,951	—	44,804	—	4,113,755
Investments in associated companies	8,993	158,729	201,300	—	369,022
					4,482,777
Segment liabilities	3,062,580	—	156,642	—	3,219,222
Capital expenditure	532,544	—	138	—	532,682

2014
Sales to external customers	1,358,174	—	—	—	1,358,174
Inter-segment sales	14,056	—	—	—	14,056
	1,372,230	—	—	—	1,372,230
Elimination of inter-segment sales	(14,056)	—	—	14,056	—
Total sales	1,358,174	—	—	14,056	1,372,230

Adjusted EBITDA	347,937	—	(43,175)	—	304,762
Depreciation and amortization	108,413	—	(255)	—	108,158
Financing income	(8,858)	—	(38,622)	31,237	(16,243)
Financing expenses	131,883	—	9,533	(31,237)	110,179
Other items:
Share in losses/(income) of associated companies	(13,542)	174,806	9,633	—	170,897
Asset impairment	34,673	—	13,171	—	47,844
Gain from disposal of investee	(157,137)	—	—	—	(157,137)
Gain on bargain purchase	(68,210)	—	—	—	(68,210)
	27,222	174,806	(6,540)	—	195,488
Income/(loss) before taxes	320,715	(174,806)	(36,635)	—	109,274
Income Taxes	98,854	—	4,487	—	103,341
Income/(loss) from continuing operations	221,861	(174,806)	(41,122)	—	5,933

Segment assets	3,832,012	—	836,596	(784,688)	3,883,920
Investments in associated companies	9,625	221,038	205,120	—	435,783
					4,319,703
Segment liabilities	2,860,358	—	806,335	(784,688)	2,882,005
Capital expenditure	592,388	—	12,377	—	604,765

Note 29 – Segment, Customer and Geographic Information (Cont’d)

C.	Customer and Geographic Information

Major customers

In 2016, 2015 and 2014, the Group does not have any customers with revenue that constituted 10 percent or more to total consolidated revenue nor material intersegment revenue for the year.

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31
	2016	2015	2014
	$ thousands
Peru	528,121	447,679	436,673
Guatemala	570,510	108,440	33,000
Israel	356,465	326,061	413,578
Others	418,826	406,888	488,979
Total revenues	1,873,922	1,289,068	1,372,230

The Group’s non-current assets* on the basis of geographic location:

	As at December 31
	2016	2015
	$ thousands
Peru	1,910,421	1,803,233
Guatemala	682,985	46,720
Israel	495,639	456,456
Others	785,033	800,713
Total non-current assets	3,874,078	3,107,122

* Composed of property, plant and equipment and intangible assets.

Note 30 – Related-party Information

A.	Identity of related parties:

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

Note 30 – Related-party Information (Cont’d)

B.	Transactions with directors and officers (Kenon's directors and officers):

B. Key management personnel compensation

	2016	2015
	$ thousands

Short-term benefits	4,352	4,113
Share-based payments	547	556
	4,899	4,669

C.	Transactions with related parties (excluding associates):

	For the year ended December 31
	2016	2015	2014
	$ thousands
Sales from shipping*	—	—	7,138
Sales of electricity	148,119	135,655	124,636
Operating expenses of voyages and services*	—	—	37,511
Administrative expenses	614	329	2,000
Other income, net	—	—	33
Financing expenses, net	14,475	10,716	17,443

* Presented under discontinued operations.

D.	Transactions with associates:

	For the year ended December 31
	2016	2015	2014
	$ thousands
Sales of electricity	—	5,115	14,056
Operating expenses	—	204	—
Other income, net	178	95	—

Note 30 – Related-party Information (Cont’d)

E.	Balances with related parties:

	As at December			As at December 31
	2016			2015
	Ansonia	Other related parties *	Total	Bank Leumi Group	Other related parties *	Total
	$ thousands			$ thousands
Cash and short-term deposit	—	2,462	2,462	190,629	7,148	197,777
Trade receivables	—	12,245	12,245	—	13,462	13,462

Loans and Other Liabilities
In US dollar or linked thereto	45,735	222,971	268,706	—	118,497	118,497
Weighted-average interest rates (%)	6.00%	7.24%	6.62%	—	6.68%	6.68%
In CPI-linked Israeli currency	—	—	—	41,677	—	41,677
Weighted-average interest rates (%)	—	—	—	4.94%	—	4.94%

Repayment years
Current maturities	—	—		1,833	—
Second year	45,735	—		2,218	—
Third year	—	—		2,353	—
Fourth year	—	—		1,888	—
Fifth year	—	—		2,610	—
Sixth year and thereafter	—	222,971		30,775	118,497
	45,735	222,971		41,677	118,497

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

F.	Regarding the ZIM's restructuring and IC’s part in the restructuring, see Note 10.C.a.

G.	Regarding the convertible loan from Ansonia to Quantum, see Note 10.C.b.5

H.	Gas Sale Agreement with ORL, see Note 20.B.h.

I.	The separation agreement

The following summarizes the material provisions of the Separation and Distribution Agreement between Kenon and IC in relation to the consummation of the spin-off. The Separation and Distribution Agreement sets forth, among other things, Kenon agreements with IC in respect of the principal transactions which separated Kenon's businesses from IC and its other businesses. The Separation and Distribution Agreement also sets forth other agreements that govern the distribution, as well as certain aspects of our relationship with IC after the consummation of the spin-off. See Note 1.B for transactions between Kenon and IC since the spin-off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identified the assets to be transferred, the liabilities to be retained by IC or assumed by Kenon, and the contracts to be retained by IC or assigned to Kenon in relation to the spin-off and transfer of IC’s interests, direct or indirect, in each of I.C. Power, Quantum (the holder of IC’s 50% equity interest in Qoros), ZIM, Tower and ICG to Kenon.

Concurrent with the transfer of the aforementioned businesses to Kenon, IC assigned and transferred to Kenon, IC’s full rights and obligations according to, and in relation to, certain loans it has provided to, and certain undertakings it had made in respect of, these businesses. Set forth below is a summary of the material rights and obligation that IC transferred to Kenon in relation to the spin-off:

Note 30 – Related-party Information (Cont’d)

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

Additionally, certain guarantees and undertakings made by IC in relation to OPC’s financing agreement shall not be transferred to Kenon and, instead, have been replaced with guarantees or undertakings of I.C. Power, as well as a provision of cash collateral, so that IC is released from its obligations under the existing guarantee or undertaking, as applicable.

Representations and Warranties

Other than certain limited corporate representations and warranties made by Kenon and IC, neither Kenon nor IC make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in relation to such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

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

 Indemnification

Kenon and IC agree to indemnify each other against certain liabilities incurred in relation to Kenon respective businesses, and as otherwise allocated to each of us in the Separation and Distribution Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business, and each of our businesses, with us and financial responsibility for the obligations and liabilities of IC and its business with IC. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Legal Matters

Kenon agrees to indemnify IC for any liabilities arising after the consummation of the spin-off as a result of legal matters relating to the businesses Kenon will receive in the spin-off.

Allocation of Spin-Off Expenses

The Separation and Distribution Agreement provides that IC will be responsible for all fees, costs and expenses relating to it and will finance all fees, costs and expenses related to Kenon, in each case as incurred prior to the distribution date in relation to the spin-off.

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

Major Shareholders

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.1 *	31,156,869	58.0%
XT Investments Ltd.[2]	5,727,128	10.7%
Directors and Executive Officers [3]	—	—

1.
Based solely on the Schedule 13 D/A (Amendment No. 4) filed by Ansonia Holdings Singapore B.V. with the SEC on January 25, 2017. A discretionary trust, in which Mr. Idan Ofer is the prime beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

2.
Based solely upon the Schedule 13 D/A (Amendment No. 1) filed by XT Investments Ltd. and XT Holdings Ltd. with the SEC on January 12, 2016. XT Investments Ltd. is a direct wholly-owned subsidiary of XT Holdings Ltd., of which each of Orona Investments Ltd. and Lynav Holdings Ltd. is the direct owner of 50% of the outstanding ordinary shares. Orona Investments Ltd. is indirectly controlled by Mr. Ehud Angel. Lynav Holdings Ltd. is controlled by a discretionary trust in which Mr. Idan Ofer is a prime beneficiary.

3.	Each individual beneficially owns less than 1% of Kenon’s ordinary shares.

* Ansonia Holdings Singapore B.V. is the parent company of Kenon.

Note 31 – Financial Instruments

A.	General

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

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	2016	2015
	$ thousands
	Carrying amount
Cash and cash equivalents	326,635	383,953
Short term Deposits and restricted cash	89,545	308,702
Trade receivables	284,532	123,273
Long-term trade receivables	10,120	-
Other current assets	28,462	12,339
Deposits and other long-term receivables including derivative instruments	66,434	40,993
	805,728	869,260

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31
	2016	2015
	$ thousands
Israel	34,779	31,306
South America	93,293	53,325
Central America	155,142	33,361
Other regions	11,438	5,281
	294,652	123,273

Note 31 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31, 2016			As at December 31, 2015
	For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was not recorded
		Gross	Impairment		Gross	Impairment
	$ thousands			$ thousands
Not past due	233,787	8	(8)	109,502	—	—
Past due up to 3 months	50,723	—	—	12,210		—
Past due 3 – 6 months	9,160	282	(282)	301	—	—
Past due 6 – 9 months	83	—	—	101	—	—
Past due 9 – 12 months	652	—	—	932	—	—
Past due more than one year	247	4,714	(4,714)	227	104	(104)
	294,652	5,004	(5,004)	123,273	104	(104)

Note 31 – Financial Instruments (Cont’d)

C.	Liquidity risk

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

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

As of December 31, 2016, the Group has a negative working capital on a consolidated basis mainly due to I.C. Power’s negative working capital. I.C. Power may seek to extend the final maturity of or refinance its indebtedness. The management believes that they will have sufficient cash resources from operating cashflows and refinance of long-term borrowings that matures in 2017, if necessary, to meet its financial obligations as and when they fall due.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2016
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ thousands
Non-derivative financial liabilities
Loans from banks and others *	213,417	219,651	219,651	-	-	-
Trade payables	285,612	285,612	285,612	-	-	-
Other payables	160,540	160,540	59,650	10,121	21,718	69,051
Non-convertible debentures **	867,287	1,190,032	58,113	57,217	616,765	457,937
Loans from banks and others **	2,143,499	2,756,851	340,684	244,508	977,251	1,194,408
Liabilities in respect of financing lease	88,169	114,069	13,013	12,171	57,432	31,453
Financial guarantee ***	118,763	118,763	118,763	-	-	-

Financial liabilities – hedging instruments
Interest SWAP contracts	22,865	22,865	9,930	5,788	4,192	2,955
Forward exchange rate contracts	2,399	2,399	1,627	772	-	-

Financial liabilities not for hedging
Interest SWAP contracts and options	2,125	2,125	783	570	688	84
Derivatives from debt restructure	29,594	29,594	-	29,594	-	-
	3,934,270	4,902,501	1,107,826	360,741	1,678,046	1,755,888

*       Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable.

Note 31 – Financial Instruments (Cont’d)

	As at December 31, 2015
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ thousands
Non-derivative financial liabilities
Loans from banks and others *	179,317	187,484	187,484	—	—	—
Trade payables	145,454	145,454	145,454	—	—	—
Other payables	87,572	87,572	87,572	—	—	—
Non-convertible debentures **	671,247	951,308	69,115	62,267	261,256	558,670
Loans from banks and others **	1,668,977	2,331,220	204,100	214,583	490,088	1,422,449
Liabilities in respect of financing lease	163,774	201,929	35,501	49,955	67,749	48,724
Financial guarantee ***	34,263	179,073	179,073	—	—	—

Financial liabilities – hedging instruments
Interest SWAP contracts	44,059	44,059	10,630	9,474	16,514	7,441
Forward exchange rate contracts	850	850	850	—	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	3,276	3,276	1,080	1,081	940	175
	2,998,789	4,132,225	920,859	337,360	836,547	2,037,459

*       Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
***
Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable. $179 million is the maximum projected cash flow in relation to the financial guarantees provided to Chery with respect to the obligation of Qoros.

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

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Note 31 – Financial Instruments (Cont’d)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to high payments of interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

(a)	Exposure to CPI and foreign currency risks The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2016
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	11,810	—	24,240
Short-term investments, deposits and loans	29,137	—	26,198
Trade receivables	34,779	—	172,664
Other receivables	665	—	6,964
Long-term deposits and loans	20,349	—	16,412
Total financial assets	96,740	—	246,478

Loans from banks and others	—	—	34,998
Trade payables	26,913	—	128,512
Other payables	1,093	1,205	17,266
Long-term loans from banks and others and debentures	444	416,266	465,262
Total financial liabilities	28,450	417,471	646,038

Total non-derivative financial instruments, net	68,290	(417,471)	(399,560)
Derivative instruments	—	—	(2,421)
Net exposure	68,290	(417,471)	(401,981)

	As at December 31, 2015
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	103,844	—	39,892
Short-term investments, deposits and loans	73,112	—	5,305
Trade receivables	31,306	—	40,456
Other receivables	12,789	—	4,537
Long-term deposits and loans	19,565	—	17,865
Total financial assets	240,616	—	108,055

Loans from banks and others	—	—	(7,083)
Trade payables	(31,045)	—	(20,856)
Other payables	(2,484)	(2,469)	(11,384)
Long-term loans from banks and others and debentures	(5,494)	(473,151)	(59,356)
Loans and capital notes from the parent company	—	—	—
Total financial liabilities	(39,023)	(475,620)	(98,679)

Total non-derivative financial instruments, net	201,593	(475,620)	9,376
Derivative instruments	—	—	—
Net exposure	201,593	(475,620)	9,376

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

	As at December 31, 2016
	10% increase	5% increase	5% decrease	10% decrease
	$ thousands
Non-derivative instruments
Shekel/dollar	6,208	3,252	(3,252)	(6,208)
CPI	(37,952)	(19,880)	19,880	37,952
Dollar/other	(44,447)	(21,044)	19,037	36,332

	As at December 31, 2015
	10% increase	5% increase	5% decrease	10% decrease
	$ thousands
Non-derivative instruments
Shekel/dollar	40,718	21,596	(24,415)	(52,081)
CPI	(56,247)	(28,123)	28,123	56,247
Dollar/other	1,017	482	(436)	(833)

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31
	2016	2015
	Carrying amount
	$ thousands
Fixed rate instruments
Financial assets	157,121	401,671
Financial liabilities	(1,530,715)	(1,431,787)
	(1,373,594)	(1,030,116)

Variable rate instruments
Financial assets	20,167	29,363
Financial liabilities	2,600,799	(1,132,904)
	(2,580,632)	(1,103,541)

Note 31 – Financial Instruments (Cont’d)

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

	As at December 31, 2016
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(25,806)	25,806

	As at December 31, 2015
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(11,035)	11,035

E.	Fair value

(1)	Fair value compared with carrying value

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

	As at December 31, 2016
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	867,287	947,786
Long-term loans from banks and others (excluding interests)	2,116,740	2,354,612

	As at December 31, 2015
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	671,247	764,878
Long-term loans from banks and others (excluding interests)	2,003,443	2,197,177

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

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.
– Level 2: Observed data, direct or indirect, not included in Level 1 above.
– Level 3: Data not based on observed market data.

	As at December 31, 2016	As at December 31, 2015
	Level 2	Level 1	Level 2	Level 3
	$ thousands	$ thousands
Assets
Marketable securities held for trade	—	6,412	—	—
Tower-series 9 options	—	12,175	—	—
Derivatives not used for accounting hedge (a)	3,173	—	2,864	—
	3,173	18,587	2,864	—
Liabilities
Financial guarantee	—	—	—	34,263
Derivatives used for accounting hedge	25,264	—	44,909	—
Derivatives not used for accounting hedge	2,125	—	3,276	—
Other financial derivatives	29,594	—	—	—
	56,983	—	48,185	34,263

(a) Includes $3 million AIE’s embedded derivative not used for hedging. This embedded derivative corresponds to the fair value of AIE’s gas agreement which lets AIE to resell its not-used gas on the corresponding market to a third party.

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

Note 31 – Financial Instruments (Cont’d)

The following table shows the valuation techniques used in measuring Level 2 fair values as at December 31, 2016 and 2015, as well as the significant unobservable inputs used.

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

Level 3

The fair value of financial guarantee was based on the Merton model using the method known as Monte Carlo Simulation “MCS”. MCS approximates the probability of certain outcomes by running multiple simulations, using various inputs. The MCS performed over the financial guarantee was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets. The estimated fair value would increase if the asset value decreased, debt exercise price increased and volatility of its assets in the market.

Note 32 – Subsequent Events

A.	Kenon

(a)	Funding to Qoros

On March 10, 2017, Kenon announces that it has agreed to fund the provision of up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB850 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which releases Kenon from commitments to pay any related interest and fees to Chery under the guarantees (See Note 10.C.b.8).

(b)	Qoros introduces a new strategic partner

In April 2017, Quantum and Chery entered into an agreement with Yibin Municipal Government ("Yibin"), Sichuan province, People's Republic of China. This provides Yibin a platform to join as a strategic partner to invest in Qoros in connection with the establishment of a New Energy Vehicle manufacturing base. Further agreements are necessary to establish the investment framework for new facilities and the implementation of the strategic cooperation and investment. Such further agreements, once executed, are expected to involve significant investments by Yibin in Qoros, which would dilute Quantum's and Chery's interests in Qoros.

B.	I.C. Power

(a) Samay I

Further to that stated in Note 13.B(4), on January 17 and 31, 2017, Unit 2 and 3 of Samay I power plant restarted commercial operations and became available for system dispatch.

(b) I.C. Power Ltd.

On January 20, 2017, the authority of Singapore approved (i) the change of name of I.C. Power Singapore from “I.C. Power Pte. Ltd.” to “I.C. Power Ltd.”;. and, (ii) the conversion of I.C. Power Singapore from “Private Company Limited by shares” to “Public Company Limited by shares”.

In addition, on January 20, 2017, I.C. Power Singapore conducted a share split whereby each of its ordinary shares was subdivided into 143.03338 ordinary shares following such share split. After the share spilt the number of issued ordinary shares is 80 million.

On February 20, 2017, I.C. Power Singapore, withdrew its US initial public offering, citing market conditions. It had filed to raise $350 million by offering 25.9 million shares at a price range of $12 to $15.

(c) Agreement with non-controlling interest

On March 2, 2017, Samay III S.A. and Yesid Gasca Durán (NCI of Supertroil and Surenergy in Colombia) signed an agreement to split the assets of Supertroil and Surenergy. A period of 90 days is established from the date of signature for closing the precedent conditions. As a result of this agreement, Inkia has updated its impairment analysis expecting that the book value of the subsidiaries’ assets will exceed their recoverable amount. Therefore, during the first quarter of 2017 the company is expecting to record an impairment in the amount of approximately $14 million.

(d) Greenday acquisition

On December 29, 2016, I.C. Power Asia Development Ltd executed an agreement to acquire 85% of Greenday Renewable Energy Ltd subject to $550 thousand payment and Anti-Trust Authority's approval, which occurred on January 12, 2017.  Greenday has a potential pipeline of over 240 MW of solar fields, andout of which six projects of approximately 50 MW, which are expected to participate in 2017 tenders.

(e)	ICPI acquisition

On April 6, 2017, ICPI has entered into an agreement to acquire 95% of the shares of Zomet Energy Ltd. (“Zomet”) from Ipswich Holdings Netherlands B.V. (47.5%) and Rapac Energy Ltd. (47.5%).  Zomet holds the rights to develop a natural gas fired power station at Plugot Junction, Israel with an estimated capacity of approximately 396 MW, in addition to land rights and statutory approvals. Completion of the transaction is subject to the fulfillment of certain conditions, including various regulatory approvals.

The project has been approved as a national infrastructure project by the government and the National Infrastructure Committee of Israel. The natural gas power plant will produce electricity using open cycle technology, and is expected to serve as a peaking unit. The project is expected to be funded through a combination of equity and project finance debt. The Group is currently unable to make an estimate of the financial effect of this event.

Note 32 – Subsequent Events (Con’t)

(f)	Update on Kanan

On April 11, 2017, Kanan’s 92 MW power plant in Panama, consisting of a 55 MW barge and, a 37 MW barge which experienced fire with significant damage, and both barges have been placed off-line. There were no injuries resulting from the fire.

I.C. Power intends to seek coverage for the costs of such outage, including repair costs and loss of profit, as appropriate, from insurance coverage (subject to deductibles). I.C. Power's management is still assessing the impact of the damage and the resulting outage, I.C. Power does not expect the fire and outage to have a material adverse effect on I.C. Power's results of operations. I.C. Power is assessing various options to resume the Kanan power plant's operations and a reasonable estimate of the damage will be made after the impact assessment. The Group is currently unable to make an estimate of the financial effect of this event.

Qoros Automotive Co., Ltd.

Consolidated financial statements
31 December 2016

Independent Auditors’ Report

The Board of Directors:
Qoros Automotive Co., Ltd.:

We have audited the accompanying consolidated financial statements of Qoros Automotive Co., Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as of 31 December 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Qoros Automotive Co., Ltd. and its subsidiaries as of 31 December 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Huazhen LLP

Shanghai, China
27 March 2017

Consolidated statements of financial position
31 December

In thousands of RMB	Note	2016	2015

Assets
Property, plant and equipment	14	4,219,023	4,275,167
Intangible assets	15	4,322,900	4,656,474
Prepayments for purchase of equipment		1,061	59,276
Lease prepayments	16	199,303	203,716
Trade and other receivables	17	91,743	92,202
Pledged deposits	18	8,403	-
Equity-accounted investee		1,987	2,032

Non-current assets		8,844,420	9,288,867

Inventories	19	322,201	244,854
VAT recoverable		807,484	832,503
Trade and other receivables	17	60,091	42,645
Prepayments		13,049	36,431
Available-for-sale financial assets	20	100,000	-
Pledged deposits	18	36,237	113,167
Cash and cash equivalents	21	464,759	257,270

Current assets		1,803,821	1,526,870

Total assets		10,648,241	10,815,737

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position (continued)
31 December

In thousands of RMB	Note	2016	2015

Equity
Paid-in capital	22	10,425,480	8,331,840
Reserves		53,386	(44)
Accumulated losses		(10,032,879)	(8,135,997)

Total equity		445,987	195,799

Liabilities
Loans and borrowings	23	4,248,660	4,659,718
Deferred income	24	412,083	169,396
Trade and other payables	25	112,488	-
Provisions	26	55,516	20,964

Non-current liabilities		4,828,747	4,850,078

Loans and borrowings	23	2,641,486	2,829,470
Trade and other payables	25	2,684,669	2,615,541
Deferred income	24	47,352	324,849

Current liabilities		5,373,507	5,769,860

Total liabilities		10,202,254	10,619,938

Total equity and liabilities		10,648,241	10,815,737

Approved and authorised for issue by the Board of Directors on 27 March 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income
For the year ended 31 December

In thousands of RMB	Note	2016	2015	2014

Revenue	7	2,511,925	1,459,339	864,957
Cost of sales		(3,008,831)	(1,713,043)	(1,019,264)

Gross loss		(496,906)	(253,704)	(154,307)

Other income	8	77,128	36,690	37,349
Research and development expenses	9	(204,242)	(278,008)	(264,019)
Selling, general and administrative expenses	10	(762,966)	(1,559,995)	(1,518,822)
Other expenses	11	(106,577)	(74,174)	(62,716)

Operating loss		(1,493,563)	(2,129,191)	(1,962,515)

Finance income	12(a)	16,573	13,429	25,822
Finance costs	12(a)	(419,592)	(359,126)	(217,337)

Net finance costs	12(a)	(403,019)	(345,697)	(191,515)

Share of (loss) / profit of equity- accounted investee, net of nil tax		(45)	7	(123)

Loss before tax		(1,896,627)	(2,474,881)	(2,154,153)
Income tax expense	13	(255)	(575)	(533)

Loss for the year		(1,896,882)	(2,475,456)	(2,154,686)

Other comprehensive income

Items that are or may be reclassified to profit or loss
Foreign operations - foreign currency translation differences		48	(18)	(154)

Other comprehensive income, net of nil tax		48	(18)	(154)

Total comprehensive income for the year		(1,896,834)	(2,475,474)	(2,154,840)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
For the year ended 31 December

In thousands of RMB	Note	Paid-in capital	Capital reserve	Translation reserve	Accumulated losses	Total

Balance at 1 January 2014		5,931,840	124	(19)	(3,505,855)	2,426,090

Loss for the year		-	-	-	(2,154,686)	(2,154,686)
Other comprehensive income		-	-	(154)	-	(154)

Total comprehensive income		-	-	(154)	(2,154,686)	(2,154,840)

Capital injection from investors		600,000	23	-	-	600,023

Total contributions		600,000	23	-	-	600,023

Balance at 31 December 2014		6,531,840	147	(173)	(5,660,541)	871,273

Balance at 1 January 2015		6,531,840	147	(173)	(5,660,541)	871,273

Loss for the year		-	-	-	(2,475,456)	(2,475,456)
Other comprehensive income		-	-	(18)	-	(18)

Total comprehensive income		-	-	(18)	(2,475,456)	(2,475,474)

Conversion of shareholders' loans to capital (Note 22)		1,800,000	-	-	-	1,800,000

Total contributions		1,800,000	-	-	-	1,800,000

Balance at 31 December 2015		8,331,840	147	(191)	(8,135,997)	195,799

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)
For the year ended 31 December

In thousands of RMB	Note	Paid-in capital	Capital reserve	Translation reserve	Accumulated losses	Total

Balance at 1 January 2016		8,331,840	147	(191)	(8,135,997)	195,799

Loss for the year		-	-	-	(1,896,882)	(1,896,882)
Other comprehensive income		-	-	48	-	48

Total comprehensive income		-	-	48	(1,896,882)	(1,896,834)

Conversion of shareholders' loans to capital (Note 22)		2,093,640	53,382	-	-	2,147,022

Total contributions		2,093,640	53,382	-	-	2,147,022

Balance at 31 December 2016		10,425,480	53,529	(143)	(10,032,879)	445,987

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows
For the year ended 31 December

In thousands of RMB	Note	2016	2015	2014

Cash flows from operating activities
Loss for the year		(1,896,882)	(2,475,456)	(2,154,686)
Adjustments for:
Depreciation		361,764	227,477	143,586
Amortisation of
- intangible assets		422,492	236,223	52,315
- lease prepayments		4,413	4,412	4,413
Impairment losses on other receivables		10,859	9,493	-
Net finance costs		403,019	345,697	200,600
Tax expense		255	575	533
Share of profit of equity- accounted, investee, net of tax		45	(7)	-
Loss on disposal of property, plant, and equipment		2,679	4,813	172
Deferred income		(44,496)	(11,079)	(10,638)

		(735,852)	(1,657,852)	(1,763,705)
Changes in:
- inventories		(77,347)	(47,332)	(30,306)
- trade and other receivables		(30,404)	(322,106)	(235,444)
- VAT recoverable		25,019	170,112	-
- prepayments		23,382	118,224	(51,116)
- trade and other payables		431,754	560,630	505,094
- pledge deposit		25,576	-	-
- deferred income		9,686	300,000	-

Cash used in operating activities		(328,186)	(878,324)	(1,575,477)

Income taxes paid		(255)	(575)	(533)

Net cash used in operating activities		(328,441)	(878,899)	(1,576,010)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows (continued)
For the year ended 31 December

In thousands of RMB	Note	2016	2015	2014

Cash flows from investing activities
Interest received		19,131	15,019	15,771
Acquisition of available-for- sale financial assets		(126,000)	(175,000)	-
Proceeds from disposal of available-for-sale financial assets		26,000	175,000	32,000
Collection of pledged deposits		10,519	508,093	60,393
Placement of pledged deposits		(10,519)	(330,420)	(190,840)
Acquisition of property, plant and equipment and intangible assets		(595,625)	(1,334,856)	(1,943,903)
Acquisition of equity in associate		-	-	(2,025)

Net cash used in investing activities		(676,494)	(1,142,164)	(2,028,604)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows (continued)
for the year ended 31 December

In thousands of RMB	Note	2016	2015	2014

Cash flows from financing activities
Proceeds from borrowings		2,949,985	5,564,733	5,442,286
Repayment of borrowings		(1,470,344)	(3,644,550)	(1,649,847)
Interest paid		(310,863)	(393,837)	(325,157)
Collection of guarantee deposit		55,451	100,219	31,520
Placement of guarantee deposit		(12,500)	(100,219)	-

Net cash from financing activities		1,211,729	1,526,346	3,498,802

Net increase/ (decrease) in cash and cash equivalents		206,794	(494,717)	(105,812)

Cash and cash equivalents at 1 January		257,270	752,088	857,900

Effect of foreign exchange rate changes		695	(101)	-

Cash and cash equivalents at 31 December		464,759	257,270	752,088

Tcompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

1	Reporting entity

Qoros Automotive Co., Ltd. ("the Company") is a sino-foreign joint equity enterprise established on 24 December 2007 in the People's Republic of China ("PRC") by Wuhu Chery Automobile Investment Co., Ltd ("Wuhu Chery") and Quantum (2007) LLC ("Quantum").  The Company's registered office is Changshu, Jiangsu Province, PRC. The Company has three wholly-owned subsidiaries, Qoros Automotive Europe GmbH incorporated in Germany, Qoros Car Sales Co., Ltd. incorporated in Changshu and Changshu Guanyizhizhong Auto Sales & Service Co., Ltd. incorporated in Changshu ("the Subsidiaries").  These consolidated financial statements comprise the Company and the Subsidiaries (together referred to as the "Group").

The Group's principal activities are research and development, manufacture and sale of automobiles and spare parts.

2	Basis of preparation

(a)	Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") , which collective terms includes International Accounting Standards and related interpretations, promulgated by the International Accounting Standards Board ("IASB") .  They were authorised for issue by the Group's board of directors on 27 March 2017.

(b)	Going concern basis of accounting

The Group incurred a net loss of RMB 1.90 billion for the year ended 31 December 2016.  The Group had net current liabilities of approximately RMB 3.57 billion as of 31 December 2016, including short-term bank loans of RMB 1.2 billion and shareholder loans of RMB 1.4 billion.

The Group management has given careful consideration to the future liquidity of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

(i)	Renewal of Short-term Credit Facilities

In 2017, the Group has renewed most of its existing short-term credit facilities in the amount of RMB 2,846 million beyond 31 December 2017. Up to the reporting date, all the short-term loans that were due subsequent to 31 December 2016 have been renewed.

2	Basis of preparation (continued)

(b)	Going concern basis of accounting (continued)

(ii)	Shareholders' loans

Both shareholders have committed that all shareholder loans outstanding as at 31 December 2016 will be converted to capital upon the approval of the relevant Chinese authority or rolled over beyond 31 December 2017. The Shareholders further lent an additional loan of RMB 388.5 million to the Group in March 2017 and are committed to provide another RMB388.5 million when needed.

(iii)	Improvement in Working Capital Management

The Group believes that it has the ability to negotiate with a number of vendors, for them to provide the Group with lower prices or more favorable payment terms. In addition, the Group has implemented measures to more closely monitor the inventory levels with an aim to improve working capital management and cut down non-core business activities and expenditures, if necessary.

Based on the Group's updated five-year business plan, cash flow forecast, unutilised bank loan facilities, the ability to refinance existing short term loans and extension of payment terms with major vendors, management believes the Group will generate sufficient cash flows to meet its liabilities as and when they fall due in the next twelve months from 31 December 2016.  In preparing the cash flow forecast, management takes into consideration the unused bank loan facilities of RMB 205 million as at 31 December 2016 (Note 23), the renewal of short-term credit facilities, the extension of payment to its suppliers, and are of the opinion that the assumptions which are included in the cash flow forecast are reasonable.  In the event that market conditions and demand for the Group's products are not as the Group's expected, and despite its best efforts, the Group is unable to extend the payment term with its suppliers, the Group plans to reduce its capital expenditures to meet its commitments and liabilities.  Accordingly, the consolidated financial statements have been prepared on a going concern basis.   If for any reason the Group is unable to continue as a going concern, then this could have a material impact on the Group's ability to realise assets at their recognised values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except that the financial instruments classified as available-for-sale are measured at their fair value (see Note 4 (l)(ii)) .

(d)	Functional and presentation currency

These consolidated financial statements are presented in Renminbi ("RMB", the "presentation currency"), which is also the Company's functional currency.  All amounts have been rounded to the nearest thousand unless otherwise stated.

3	Change in accounting policy

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group's results and financial position for the current or prior periods have been prepared or presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4	Significant accounting policies

The accounting polices set out below have been applied consistently to all periods presented in these financial statements.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group.  The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Interests in equity-accounted investee

The Group has significant influence over, but does not control or jointly control, the financial and operating policies of Fund & Liberty car rental & leasing Co., Ltd. ("Fund"), an entity which the Group held a 25% and 25% equity interest in as of December 31, 2015 and 2016.

The Group accounts for its investment in Fund using the equity method. Under the equity method, interests in equity-accounted investees are initially recognised at cost, which includes transaction costs.  Subsequent to initial recognition, the consolidated financial statements include the share of the profit or loss and other comprehensive income ("OCI") of equity-accounted investees, until the date on which significant influence ceases.

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

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax ("VAT"), consumption tax and other sales taxes, returns or allowances, trade discounts and rebates.  Revenue is recognised when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income

Rental income from operating leases is recognised as revenue on a straight-line basis over the term of the lease.  Any lease incentives granted are recognised as an integral part of the total rental income, over the term of the lease.

(iii)	Licencing income

Licence fee and royalties received for the use of the Group's assets (such as platform technology and patent) are normally recognised in accordance with the substance of the agreement.

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

Finance income comprises interest income on funds invested (including available-for-sale financial assets) and net foreign currency exchange gain (Note (e)(i)).

Finance costs comprise interest expense on borrowings and net foreign currency exchange losses (Note (e)(i)).

Interest income is recognised using the effective interest method. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

4	Significant accounting policies (continued)

(e)	Foreign currency

(i)	Foreign currency transactions

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

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:
-	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
-
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

Deferred tax assets and liabilities are offset only if certain criteria are met.

4	Significant accounting policies (continued)

(h)	Inventories

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

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(i)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes the followings:
-	the cost of materials and direct labour;
-	any other costs directly attributable to bringing the assets to a working condition for their intended;
-	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
-	capitalised borrowing costs.

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

The estimated useful lives of property, plant and equipment are as follows:

-	Buildings 30 years

-	Equipment 3 - 20 years

-	Leasehold improvements 3 years

Toolings are depreciated on a systematic basis based on the quantity of related products produced.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(j)	Intangible assets

(i)	Research and development

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

-         Software                                        10 years

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

(i)	Non-derivative financial assets and financial liabilities - recognition and derecognition

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

4	Significant accounting policies (continued)

(l)	Financial instruments (continued)

(iii)	Non-derivative financial liabilities - measurement

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

Objective evidence that financial assets are impaired includes:

-	default or delinquency by a debtor;

-	restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

-	indications that a debtor or issuer will enter bankruptcy;

-	adverse changes in the payment status of borrowers or issuers;

-	the disappearance of an active market for a security;

-	observable date indicating that there is measureable decrease in expected cash flows from a group of financial assets.

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

An impairment loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.  Losses are recognised in profit or loss and reflected in an allowance account.  When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off.  If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

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

The carrying amounts of the Group's non-financial assets (other than inventories) are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset's recoverable amount is estimated.  In addition, intangible assets that are not yet available for use are tested annually for impairment. An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

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

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n)	Warranty costs

A provision for warranties is recognised when the underlying products or services are sold, based on estimate by the Group's technicians and by reference to industrial data.

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

The Company's leases are classified as operating leases and are not recognised in the Group's statement of financial position.

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognised as an integral part of the total lease expenses, over the term of the lease.

4	Significant accounting policies (continued)

(q)	Related parties
(a)	A person, or a close member of that person's family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group's parent or ultimate controlling shareholders.
(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate of joint venture of a member of a Group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity);

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the group or to the group's parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

4	Significant accounting policies (continued)

(r)	Standards and interpretation issued but not yet adopted

Up to date of issue of the Financial Statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended 31 December 2016 and which have not been adopted in the Financial Statements.  These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Amendments to IAS 7, Disclosure initiative	1 January 2017

Amendments to IAS 12, Income taxes - Recognition of deferred tax assets for unrealised losses	1 January 2017

Amendments to IFRS 2, Classification and measurement of share-based payment transactions	1 January 2018

Amendments to IFRS 4, Applying IFRS 9 Financial instruments with IFRS 4 Insurance contracts	1 January 2018

IFRIC 22, Foreign currency transactions and advance consideration	1 January 2018

IFRS 15, Revenue from contracts with customers	1 January 2018

IFRS 9, Financial instruments (2014)	1 January 2018

IFRS 16, Leases	1 January 2019

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application.  So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position, except for the following.

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

The Group does not plan to early adopt the above new standards or amendments.  With respect to IFRSs 15 and 16, given the Group has not completed its assessment of their full impact on the Group, their possible impact on the Group's results of operations and financial position has not been quantified.

5	Use of estimates and judgements

In preparing these consolidated financial statements, the management has made judgements, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

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

(b)	Assumptions and estimation uncertainties

(i)	Depreciation and amortisation

Property, plant and equipment, intangible assets and lease prepayments are depreciated/amortised on a straight-line basis over the estimated useful lives or other systematic basis, after taking into account the estimated residual value.  The Group reviews annually the useful life of an asset and its residual value, if any.  The useful lives are based on the management's knowledge and historical experience with similar assets and taking into account anticipated technology changes.  The depreciation and amortisation expenses for future periods are adjusted if there are significant changes from previous estimates.

5	Use of estimates and judgements (continued)

(ii)	Net realisable value of inventories

The management reviews the carrying amounts of the inventories at each reporting period end date to determine whether the inventories are carried at the lower of cost and net realisable value.  Management estimates the net realisable value based on the current market situation and their historical experience on similar inventories.  Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-downs and affect the Group's net asset value.

(iii)	Impairment for non-current assets

If circumstances indicate that the carrying value of property, plant and equipment, lease prepayments, intangible assets may not be recoverable, their recoverable amounts are estimated.  An impairment loss is recognised when the recoverable amount has declined below the carrying amounts in accordance with IAS 36, "Impairment of assets".  In addition, for intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is an indication of impairment.

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

IFRS 8, Operating Segments, requires identification and disclosure of operating segment based on internal financial reports that are regularly reviewed by the Group's chief operating decision maker for the purpose of resources allocation and performance assessment.  On this basis, the Group has determined that it have only one operating segment and the amount of each significant category of revenue is disclosed in Note 7.

No revenue derived from sales to a single customer individually accounted for over 10% of the Group's total revenue for the year.

Substantially all (99%) of the Groups plant and equipment, intangible assets and lease prepayments are located in Mainland China.

7	Revenue

In thousands of RMB	2016	2015	2014

Sales of goods	2,495,479	1,435,136	822,630
Rendering of service
-Rental income	9,150	12,009	41,747
-Others	7,296	12,194	580

Total	2,511,925	1,459,339	864,957

8	Other income

In thousands of RMB	2016	2015	2014

Government grants	35,796	33,024	37,162
Licencing income (Note 24)	30,000	-	-
Others	11,332	3,666	187

Total	77,128	36,690	37,349

9	Research and development expenses

Research and development expenses are the expenses incurred for the research and development activities of car platform and models as follows:

In thousands of RMB	2016	2015	2014

CF1X	42,700	169,432	8,964
CF11 and CF11K	28,741	16,355	123,721
CF14 and CF14K	30,390	43,296	30,490
CF16 and CF16BM	51,983	5,415	74,776
Diesel	-	-	20,419
TGDI	23,794	11,777	5,649
Qloud	5,289	31,733	-
BJ6	6,588	-	-
BEV	9,978	-	-
BF16	2,697	-	-
Others	2,082	-	-

Total	204,242	278,008	264,019

10	Selling, general and administrative expenses

In thousands of RMB	2016	2015	2014

Advertising, marketing and promotion	170,288	562,476	574,458
Personnel expenses	166,730	322,293	312,901
Depreciation and amortisation	130,029	205,144	74,221
Office expenses	94,636	125,469	123,869
Consulting fees	61,575	141,728	277,148
Warranty	54,236	25,687	12,978
Logistics	33,530	25,856	12,386
Rental expenses	29,796	30,903	46,403
Others	22,146	120,439	84,458

Total	762,966	1,559,995	1,518,822

11	Other expenses

In thousands of RMB	2016	2015	2014

Impairment loss on debts	10,859	9,493	-
Price adjustment on purchase of material and parts (Note 30(c))	72,953	42,877	-
Other taxes and surcharges	13,106	8,066	46,386
Others	9,659	13,738	16,330

Total	106,577	74,174	62,716

12	Loss before income tax

Loss for the year is arrived at after charging:

(a)           Net finance costs:

In thousands of RMB	2016	2015	2014

Interest income from available-for-sale financial assets	2	39	720
Interest income from bank deposits	16,571	13,390	16,583
Net foreign exchange gain	-	-	8,519

Finance income	16,573	13,429	25,822

Interest expense	(440,476)	(386,376)	(301,908)
Less: interest expenses capitalised into property, plant and equipment, and development costs	24,603	92,975	84,571

Net foreign exchange loss	(3,719)	(65,725)	-

Finance costs	(419,592)	(359,126)	(217,337)

Net finance costs	(403,019)	(345,697)	(191,515)

12	Loss before income tax (continued)

(b) Personnel expenses:

In thousands of RMB	2016	2015	2014

Contributions to defined contribution retirement plan	(30,954)	(34,928)	(36,710)
Salaries, wages and other benefits	(253,148)	(448,836)	(490,120)

	(284,102)	(483,764)	(526,830)

(c) Other items:

Amortisation
- lease prepayment	(4,413)	(4,412)	(4,413)
- intangible assets	(422,492)	(236,223)	(52,315)

	(426,905)	(240,635)	(56,728)
Depreciation
- property, plant and equipment	(361,764)	(227,477)	(143,586)

Operating lease charges
- hire of office rentals	(24,026)	(28,579)	(53,340)
- hire of cars	(2,516)	(3,515)	(4,714)

	(26,542)	(32,094)	(58,054)

13	Income taxes

(a) Amounts recognised in profit or loss

In thousands of RMB	2016	2015	2014

Current tax expense - Germany Income Tax

Current year	255	575	533

Under the Corporate Income Tax Law of the PRC (the "CIT Law"), the statutory corporate income tax rate of the Company and its subsidiaries, Qoros Automotive Sales Co., Ltd. and Changshu Guanyizhizhong Auto Sales & Service Co., Ltd., is 25% (2015: 25%).

The statutory corporate income tax rate of Qoros Automotive Europe GmbH, the Group's subsidiary incorporated in Germany, is 15%.

Under the CIT Law and its relevant regulations, qualified R&D expenses are subject to income tax deductions at 150% on the amount actually incurred.

(b) Reconciliation of effective tax rate

In thousands of RMB	2016	2015	2014

Loss before tax	(1,896,627)	(2,474,881)	(2,154,153)
Income tax credit at the applicable PRC income tax rate of 25%	(474,157)	(618,720)	(538,538)
Effect of tax rate differential	99	155	91
Effect of tax losses not recognised	539,836	521,005	448,814
Effect of other temporary differences not recognised	-	98,021	89,857
Recognition of previously unrecognised deductible temporary differences	(65,590)	-	-
Non-deductible expenses	67	114	309

Income tax expense	255	575	533

13	Income taxes (continued)

(c)	Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom:

In thousands of RMB	31 December
	2016	2015	2014

Tax losses	7,506,001	5,457,817	3,373,796
Other temporary differences	2,250,829	2,513,187	2,121,104

Total	9,756,830	7,971,004	5,494,900

Under current tax legislation, the above deductible tax losses will expire in the following years:

In thousands of RMB	31 December 2016

2019	2,476,346
2020	2,474,084
2021	2,555,571

7,506,001

14	Property, plant and equipment

In thousands of RMB	Leasehold improvements	Equipment	Building	Construction in progress	Total

Cost
Balance at 1 January 2015	22,990	2,501,840	1,283,280	439,995	4,248,105

Additions	18,421	2,765	-	530,405	551,591
Transfer	-	13,901	(843)	(13,058)	-
Adjustment	-	(47,788)	(36,294)	-	(84,082)
Disposal	-	(5,202)	-	-	(5,202)

Balance at 31 December 2015	41,411	2,465,516	1,246,143	957,342	4,710,412

Additions	45,77	3,851	895	335,965	345,288
Transfer	-	1,189,159	43,443	(1,269,669)	(37,067)
Disposal	(332)	(4,401)	-	-	(4,733)
Effect of movement in exchange rates	6	103	-	-	109

Balance at 31 December 2016	45,662	3,654,228	1,290,481	23,638	5,014,009

Depreciation
Balance at 1 January 2015	(20,007)	(143,052)	(45,098)	-	(208,157)

Depreciation for the year	(6,435)	(180,009)	(41,033)	-	(227,477)
Written off on disposal	-	389	-	-	389

Balance at 31 December 2015	(26,442)	(322,672)	(86,131)	-	(435,245)

Depreciation for the year	(6,339)	(304,455)	(50,970)	-	(361,764)
Written off on disposal	332	1,722	-	-	2,054
Effect of movement in exchange rates	(1)	(30)	-	-	(31)

Balance at 31 December 2016	(32,450)	(625,435)	(137,101)	-	(794,986)

Carrying amount
Balance at 31 December 2014	2,983	2,358,788	1,238,182	439,995	4,039,948

Balance at 31 December 2015	14,969	2,142,844	1,160,012	957,342	4,275,167

Balance at 31 December 2016	13,212	3,028,793	1,153,380	23,638	4,219,023

14	Property, plant and equipment (continued)

Leased plant and machinery

The Group leases pressing machinery as a lessor under operating leases. As at 31 December 2016, the net carrying amount of leased machinery was RMB 64,698 thousand (31 December 2015: RMB 73,391 thousand).

Property, plant and equipment under construction

Included in additions of construction in progress is an amount of RMB 24,603 thousand representing borrowing costs capitalised during 2016, (2015: RMB 59,900 thousand; 2014: RMB 24,432 thousand), using a capitalisation rate of 5.04% per annum (2015: 5.72%; 2014: 7.56%).

As at 31 December 2016, all equipment and properties were pledged to bank as security as required by a consortium financing agreement. (Note 23(a)(i))

Impairment test

Management performed an impairment test of the Group's operating assets (primarily the property, plant and equipment, intangible assets and lease prepayments) as of 31 December 2016, based upon the Group's updated business plan for the next five years, due to accumulated operating losses.

The Group's operating assets are allocated to the Group's only cash generating unit ("CGU"). The recoverable amount of the CGU is determined based on fair value less costs of disposal using discounted cash flow projections. These calculations use cash flow projections based on business plan approved by management covering a five-year period ending 31 December 2021 and the terminal value.  Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate of 3% which is consistent with the forecasts included in independent expert report.  The growth rates used do not exceed the long-term average growth rates for the business in which the CGU operates.

As the result of the impairment test showed the recoverable amount of the CGU higher than its book value as at 31 December 2016, no impairment loss is recognised.

15	Intangible assets

In thousands of RMB	Software	Development costs	Total

Cost
Balance at 1 January 2015	433,193	4,269,957	4,703,150
Additions	1,659	252,674	254,333

Balance at 31 December 2015	434,852	4,522,631	4,957,483
Additions	493	221,926	222,419
Transfer	37,067	-	37,067
Adjustment	-	(170,607)	(170,607)
Effect of movement in exchange rates	47	-	47

Balance at 31 December 2016	472,459	4,573,950	5,046,409

Amortisation
Balance at 1 January 2015	(40,497)	(24,289)	(64,786)
Amortisation for the year	(43,960)	(192,263)	(236,223)

Balance at 31 December 2015	(84,457)	(216,552)	(301,009)
Amortisation for the year	(48,820)	(373,672)	(422,492)
Effect of movement in exchange rates	(8)	-	(8)

Balance at 31 December 2016	(133,285)	(590,224)	(723,509)

Carrying amount
Balance at 31 December 2014	392,696	4,245,668	4,638,364

Balance at 31 December 2015	350,395	4,306,079	4,656,474

Balance at 31 December 2016	339,174	3,983,726	4,322,900

The amortisation of software and capitalised development cost is included in the selling, general and administrative expenses and cost of sales, respectively, in the consolidated statement of profit or loss and other comprehensive income.

See Note 25 for payables for research and development activities as at reporting date.

There is no borrowing costs capitalised during 2016 (2015: RMB 33,075 thousand, 2014: RMB 60,139 thousand).

The Company reversed the original cost of development costs capitalised in prior years of RMB 171 million based on final amount confirmed with the suppliers.

Management performed an impairment test of the Group's operating assets as of 31 December 2016. See Note 14 for the result of impairment test.

16	Lease prepayments

In thousands of RMB	2016	2015

Cost
Balance at 1 January and 31 December	220,631	220,631

Amortisation
Balance at 1 January	(16,915)	(12,503)
Amortisation for the year	(4,413)	(4,412)

Balance at 31 December	(21,328)	(16,915)

Carrying amount
Balance at 1 January	203,716	208,128

Balance at 31 December	199,303	203,716

As at 31 December 2016 and 2015, the Group's lease prepayments represented the lease prepayments of land use rights located in Changshu, Jiangsu Province. Such lease prepayments were pledged to bank as security for a consortium financing agreement (Note 23(a)(i)).

17	Trade and other receivables

(a)	Trade and other receivables in the consolidated statement of financial position comprised:

	31 December
In thousands of RMB	Note	2016	2015

Trade receivables		20,168	5,257
Bills receivables		3,500	-
Deposits		76,805	74,623
Deferred expenses		26,275	31,052
Receivables due from employees		14,813	15,080
Receivables due from related parties	30(c)	16,284	8,638
Others		14,737	10,086

		172,582	144,736

Less: allowance for doubtful debts		(20,748)	(9,889)

		151,834	134,847

Non-current		91,743	92,202
Current		60,091	42,645

		151,834	134,847

(b)	Impairment of trade and other receivables

	31 December
In thousands of RMB	2016	2015

Balance at 1 January	(9,889)	(396)
Impairment loss recognised	(10,859)	(9,493)

Balance at 31 December	(20,748)	(9,889)

18	Pledged deposits

Pledged deposits in the consolidated statement of financial position comprised:

	31 December
In thousands of RMB	2016	2015

Non-current	8,403	-
Current	36,237	113,167

	44,640	113,167

Guarantee deposits of RMB 44,640 thousand (31 December 2015: RMB 113,167 thousand) have been pledged with various banks to obtain bank financing or to issue letter of credit facilities for purchases. The pledge in respect of the bank deposits will be released with the expiration of the relevant bank guarantees and the letter of credit facilities. Of these deposits, RMB 8.4 million is to be collected beyond one year.

19	Inventories

(a)	Inventory in the consolidated statement of financial position comprised:

	31 December
In thousands of RMB	2016	2015

Raw materials and consumables	81,723	60,181
Work in progress	2,861	5,482
Finished goods	237,617	179,191

Total	322,201	244,854

(b)	The analysis of the amount of inventories recognised as an expense and included in profit or loss as follow:

	31 December
In thousands of RMB	2016	2015

Carrying amount of inventories sold	2,999,396	1,704,515

Total	2,999,396	1,704,515

20	Available-for-sale financial assets

Available-for-sale financial assets as of 31 December 2016 represent a principal non-guaranteed short-term financial product from Industrial and Commercial Bank of China. This product has an expected rate of return of 2.90% per annum. The Company bought the product on 27 December 2016 and collected the principal on 6 January 2017 with an interest income of RMB 69 thousand.

21	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	31 December
In thousands of RMB	2016	2015

Bank deposits with maturity of 3 months or less	-	1,528
Cash at bank	464,759	255,742

	464,759	257,270

(b)	Investing and financing activities not requiring the use of cash or cash equivalents:

In thousands of RMB	2016	2015

Conversion of debt into capital	2,147,022	1,800,000

22	Paid-in capital

	31 December
In thousands of RMB	2016	2015

Wuhu Chery	5,212,740	4,165,920
Quantum (2007) LLC.	5,212,740	4,165,920

	10,425,480	8,331,840

Wuhu Chery and Quantum (2007) LLC. increased paid-in capital of the Company by converting the loans of RMB 1.8 billion in 2015 and RMB 2.1 billion in 2016 due from the Company.

23	Loans and borrowings

		31 December
	Note	2016	2015

Denominated in:
RMB		6,890,146	6,595,866
USD		-	893,322

		6,890,146	7,489,188

Non-current	23(a)	4,248,660	4,659,718
Current	23(b)	2,641,486	2,829,470

		6,890,146	7,489,188

(a)	Non-current loan and borrowings

In thousands of RMB	Note	Banking facility	Accumulated drawdown	Accumulated repayment	Reclassified to current	Balance as at 31 December 2016

Consortium loan I	(i)	3,000,000	2,906,000	(148,188)	(387,486)	2,370,326
Consortium loan II	(ii)	1,200,000	1,200,000	-	(30,000)	1,170,000
Consortium loan III	(iii)	700,000	700,000	-	-	700,000
PingAn	(iv)	62,500	62,500	(4,166)	(50,000)	8,334

Total		4,962,500	4,868,500	(152,354)	(467,486)	4,248,660

Details of non-current loans and borrowings are set out below.
(i)
Consortium loan I: On 23 July 2012, the Company entered into a consortium financing arrangement with a Group of banks. Under the arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 3 billion. The RMB loan bears the 5-year interest rate quoted by the People's Bank of China from time to time and the USD loan bears interest rate of LIBOR+4.8% per annum. The repayment schedule of loans is based on the instalments schedule as set out in the agreement within 10 years from the first draw down date. The arrangement is secured by the Company's land use right, equipment, properties and construction in progress and is guaranteed by Wuhu Chery and Changshu Port Development and Construction Co., Ltd ("CPDC") respectively. Each party provides guarantee to an aggregate principal amount of no more than RMB 1.5 billion or its equivalent. The guarantee from Wuhu Chery and CPDC are several but not joint. In connection with CPDC's guarantee, the Company made a guarantee deposit of RMB 100 million to CPDC and Wuhu Chery also entered into an agreement to provide a counter-guarantee to CPDC in September 2012. The guarantee deposit was initially recorded in trade and other receivables at fair value and subsequently measured at amortised cost.  The difference between RMB100 million and fair value on the initial date was deferred and amortised as interest expenses over the loan period using effective interest rate as the guarantee deposit is directly attributable to the loan.

23	Loans and borrowings (continued)

As at 31 December 2016, the Company has drawn down RMB loans of RMB 2,906 million (31 December 2015: RMB 2,906 million) with an interest rate of 4.90% and repaid RMB 148 million accumulatively.

The loans drawn down from this consortium arrangement contains financial related covenants, that is, debt-to-asset ratio not exceeding 65% and current ratio not below 1.0. In 2013, the Company obtained a confirmation from the banks that compliance of the financial covenants is not required for 2013 and 2014. In September 2014, the banks further extended the covenant waiver to July 2017. In 2016, the Company obtained further confirmation from the banks that the compliance of the financial covenants is not required for the next three years until July 2020.

(ii)
Consortium loan II: On 31 July 2014, the Company entered into an additional consortium financing arrangement with a bank consortium. Under this arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 1.2 billion.  The RMB loan bears the 5-year interest rate quoted by the People's Bank of China with 10% mark-up and the USD loan bears interest rate of LIBOR+5% per annum.  The repayment schedule of loans is based on the instalment schedule as set out in the agreement within 10 years from the first draw down date.

Wuhu Chery Automobile Investment Co., Ltd. and Quantum, shareholders of the Company, have each pledged 17.5% of its then equity interest in the Company, which is being equivalent to a registered capital of RMB 1.1 billion respectively to the bank consortium.

As at 31 December 2016, the Company has drawn down in full an amount of RMB 1.2 billion (31 December 2015: RMB 1.2 billion) with the interest rate of 5.39%.

(iii)
Consortium loan III: On 12 May 2015, the Company entered into a financing arrangement with a bank consortium.  Under the arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 700 million. The loan agreement covers a period of 102 months starting from 15 May 2015, secured by Chery Automobile Co., Ltd ("Chery") and pledged by the Company's 90 vehicle patents with an appraisal value totalling no less than RMB 3.1 billion.  The RMB loan bears the 5-year interest rate quoted by the People's Bank of China with 10% mark-up and the USD loan bears interest of LIBOR+3.5% per annum.  Kenon Holdings Ltd. ("Kenon") provided a back-to-back guarantee to Chery for RMB 350 million, plus up to RMB 60 million of related fees, in connection with the Company's drawdown of RMB 700 million.

As at 31 December 2016, the Company has drawn down in full an amount of RMB 700 million (31 December 2015: RMB 700 million) with the interest rate of 5.39%.

23	Loans and borrowings (continued)

(iv)
Ping An: On 30 November 2016, the Company entered into a 15-month financing arrangement with Ping An International Financing and Leasing Co., Ltd through a designated  bank loan arrangement with Bank of Ningbo. The Company drew down the maximum principal amount of RMB 62.5 million with an interest rate of 6.70%. The Company provided guarantee deposit of RMB 12.5 million with Bank of Ningbo. Under this arrangement, the Company will make a monthly repayment on principal of RMB 4.2 million for the 15-month period ending 28 February 2017. The current portion of the loan is RMB 50 million as at 31 December 2016.

(b)	Current loan and borrowings

Current loans and borrowings represented unsecured bank loans of RMB 774 million with maturity period within one year with the interest rates from 4.35% to 6.70%; current portion of the long-term loans (Note 23(a)); and shareholder loans payable to Wuhu Chery and Quantum totalling RMB 1.4 billion.

As at 31 December 2016, the Company has unutilised loan facilities of RMB 205 million (31 December 2015: RMB 284 million).

24	Deferred income

In thousands of RMB	2016	2015

Balance at 1 January	494,245	205,324
Addition for the year	9,686	300,000
Income for the year	(44,496)	(11,079)

Balance at 31 December	459,435	494,245

Non-current	412,083	169,396
Current	47,352	324,849

	459,435	494,245

In November 2012, the Group received RMB 213.5 million from the Management Committee of Changshu Economic & Technology Development Zone, as a result of the Group's investment in the Development Zone.  Such government grant was initially recognised as "deferred income" upon receipt and is amortised and recognised as "other income" over the Group's expected remaining period of operation.

In 2015, the Group received RMB 300 million from Chery Auto as a payment in connection with the licence agreement for the use of the Group's platform technology and patent, which is recognised as current liability in "deferred income". In 2016, after the licence agreement became effective, this amount started to amortise over the period of the agreement as "other income".

25	Trade and other payables

	At 31 December
In thousands of RMB	2016	2015

Trade payables	826,070	638,241
Bills payables	43,000	138,303
Other payables for
-research and development activities	246,763	362,402
-property, plant and equipment	181,717	322,817
-marketing and promotion	519,642	470,620
-services	267,503	238,550
Accrued payroll and other employee benefits	53,628	111,651
Interest payable	37,379	10,145
Liabilities due to related parties	402,188	106,887
Receipt in advance	39,950	31,009
Others	179,317	184,916

	2,797,157	2,615,541

Non-current	112,488	-
Current	2,684,669	2,615,541

	2,797,157	2,615,541

26	Provisions

The provision balance as at 31 December 2016 and 2015 mainly represents warranties related to cars sold. As no adequate historical warranty data associated with cars sold is available, the Group accrues warranty provisions based on the estimation made by the Group's technical department taking into account available warranty data of similar cars in the market.

27	Financial risk management and fair values of financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business.

The Group's exposure to these risks and the financial risk management policies and practice used by the Group to manage these risks are described below.

27	Financial risk management and fair values of financial instruments (continued)

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from counterparties and the Group's deposits with banks (including available-for-sale financial assets).

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures.

The management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's past history of making payments when due and current liability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade debtors are mainly due within 30 days to 360 days from the date of billing.

The Group is also subject to potential financial loss in connection with the guarantee provided in 2016 to Chery Huiyin Motor Finance Service Co., Ltd ("Huiyin"), a subsidiary of Chery, for the financing arrangement between dealers and Huiyin. In case of loan default, the Group may need to compensate Huiyin for an amount up to the actual loss incurred. As at 31 December 2016, the outstanding loan balance were RMB 483 million and none of them were overdue.  Refer to note 30(c)(i) for this guarantee arrangement with Huiyin.

The Group limits its exposure to credit risk by investing only in liquid investment products issued by financial institutions. Management actively monitors credit ratings and given that the Group only has invested in investment products with high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The carrying amounts of cash and cash equivalents, pledged deposits, trade and other receivables and available-for-sale financial assets represent its maximum credit exposure on these assets.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions and/or from two shareholders to meet the liquidity requirements in the short and long term.

27	Financial risk management and fair values of financial instruments (continued)

(b)	Liquidity risk (continued)

Consortium loan II and III (see Note 23), contains a "cross-default" provision which provides for an event of default if any other debt of Qoros in excess of RMB 50 million becomes payable prior to maturity, so a default under other debt facilities would result in a default under the facilities referenced above and a default that leads to acceleration under either facility above will result in an event of default under the other facility.

The following are the remaining contractual maturities at the end of the reporting period of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Contractual undiscounted cash flow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date

As at 31 December 2016
Trade and other payables	2,684,669	21,426	103,885	-	2,809,980	2,797,157
Loans and borrowings	2,881,389	852,455	2,646,014	1,489,919	7,869,777	6,890,146

Total	5,566,058	873,881	2,749,899	1,489,919	10,679,757	9,687,303

As at 31 December 2015
Trade and other payables	2,615,541	-	-	-	2,615,541	2,615,541
Loans and borrowings	3,147,205	653,642	2,647,693	2,341,573	8,790,113	7,489,188

Total	5,762,746	653,642	2,647,693	2,341,573	11,405,654	10,104,729

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.
-	Currency risk

The Group is exposed to currency risk on purchases relating to research and development activities, bank borrowings as well as normal productions that are denominated in currencies other than the functional currencies. The currencies in which these transactions primarily are denominated are RMB, US dollars ("USD") and Euros ("EUR"). The functional currency of the Company is RMB.

27	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

In respect of monetary assets and liabilities denominated in foreign currencies, the Group's policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

The summary quantitative data about the Group's exposure to currency risk as reported to the management of the Group is as follows:

	At 31 December
EUR	2016	2015
	RMB'000	RMB'000

Cash and cash equivalent	1,549	5,419
Prepayments	784	898
Trade and other payables	(18,673)	(18,400)

Net statement of financial position exposure	(16,340)	(12,083)

	At 31 December
USD	2016	2015
	RMB'000	RMB'000

Cash and cash equivalent	9,987	6,484
Prepayments	284	3,624
Trade and other payables	(7,922)	(331)
Loans and borrowings	-	(993,321)

Net statement of financial position exposure	2,349	(983,544)

	At 31 December
GBP	2016	2015
	RMB'000	RMB'000

Trade and other payables	(706)	-

Net statement of financial position exposure	(706)	-

27	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

The following significant exchange rates have been applied during the year:

	Average rate		Year end spot rate
	2016	2015	2016	2015

EUR	7.2010	7.2754	7.3068	7.0952
USD	6.7153	6.3063	6.9370	6.4936
GBP	9.0627	9.5798	8.5094	9.6159

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

	At 31 December
	2016		2015
	Strengthening	Weakening	Strengthening	Weakening
	RMB'000	RMB'000	RMB'000	RMB'000

EUR (10% movement)	(1,634)	1,634	(1,207)	1,207
USD (10% movement)	235	(235)	(98,355)	98,355
GBP (10% movement)	(71)	71	-	-

                -   Interest rate risk

Profile

The Group's interest rate risk arises primarily from bank deposits and bank loans.  The Group's policy is to obtain the most favourable interest rates available in respect of its bank loans.  The Group has not used any derivatives to mitigate its interest rate risk exposure.

Bank deposits are with fixed interest rates ranging from 0.30% ~ 1.75%, 0.35% ~ 3.00%, 0.35% ~ 3.30% per annum as at 31 December 2016, 2015 and 2014 respectively.

The Group's interest-bearing borrowings and interest rates as at 31 December 2016 and 2015 are set out as follows:

		At 31 December
	Interest rate	2016	2015
		RMB'000	RMB'000

Borrowings	4.35% - 6.70%	6,890,146	7,488,709

Loan interest rates are disclosed in Note 23.

27	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

Sensitivity analysis

A change of 100 basis points in interest rates would have increased or decreased equity by RMB 69,452 thousand (2015: RMB 91,934  thousand; 2014: RMB 92,915 thousand).

(d)	Fair value

The fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

● Level1:	(highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments;

● Level2:
fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data;

● Level3:	(lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

If the input used to measure the fair value of an assets or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

At 31 December 2016, the only financial instrument of the Company carried at fair value was available-for-sale financial asset. The instrument is measured at fair value on a recurring basis and their fair value measurements fall into Level 2 of the fair value hierarchy described above.

During the years ended 31 December 2016, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.  The group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(e)	Capital management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of paid in capital and retained earnings.

There were no changes in the Group's approach to capital management during the year.

28	Operating leases

(a)	Leases as lessee

As at 31 December, the future minimum lease payments under non-cancellable operating lease rentals were payable as follows:

	At 31 December
In thousands of RMB	2016	2015

Within 1 year	35,202	30,206
After 1 year but within 5 years	96,197	82,009
After 5 years	49,762	72,481

	181,161	184,696

(b)	Leases as lessor

The Group leases out its part of machinery.

As at 31 December, the future minimum lease payments under non-cancellable leases were receivable as follows:

	At 31 December
In thousands of RMB	2016	2015

Within 1 year	20,016	9,367
After 1 year but within 5 years	-	-

	20,016	9,367

29	Commitments

Capital commitments outstanding not provided for in the financial statements:

	At 31 December
In thousands of RMB	2016	2015

Contracted for	266,103	652,587
Authorised but not contracted for	-	-

	266,103	652,587

30	Related parties

(a)	Parent and ultimate controlling party

As at 31 December 2016, 2015 and 2014, the Company was jointly-controlled by Wuhu Chery and Quantum (2007) LLC. Chery Automobile Co., Ltd. ("Chery Auto") is the ultimate parent company of Wuhu Chery and Kenon Holdings Ltd. is the immediate parent company of Quantum (2007) LLC.

The following is a summary of principal related parties transactions carried out by the Group with the related parties for the year presented.

(b)	Transactions with key management personnel

In thousands of RMB	2016	2015	2014

Salaries, benefit and contribution to the defined contribution retirement plan	12,979	19,700	10,941

(c)	Other related party transactions

In thousands of RMB	Note	2016	2015	2014

Loan from Wuhu Chery		975,000	1,662,783	800,000
Loan from Quantum (2007)		975,000	800,000	750,000
Conversion of loan to capital
- Wuhu Chery		1,046,820	900,000	-
- Quantum (2007)		1,046,820	900,000	50,000
Sale of goods
- Chery Auto		11,170	6,717	-
- Fund & Liberty Car Rental/Leasing Co., Ltd. ("Fund")		-	1,153	4,520
- Chery Auto's subsidiary		4,533
Purchase of material and parts
- Chery Auto		327,694	189,754	90,306
- Chery Auto's subsidy		2,317	-	-
Price adjustment on purchase of material and parts - Chery Auto	11	72,953	42,877	-
Service fee
- Chery Auto		4,817	42,339	8,495
- Shanghai SICAR Vehicle Technology Development Co., Ltd. ("SICAR")		-	4,453	13,182
Rental and other expenses
- Chery Huiyin Motor Finance Service Co., Ltd. ("Huiyin")		33,644	16,821	1,777
- Chery Auto's subsidy		-	18	80
- Fund		2,703	-	-
- Chery Holdings Ltd.		59	-	-
- Kenon Holdings Ltd.		-	2,167	1,321
Charge for licence agreement	24	-	300,000	-
Sales proceeds received from Huiyin pursuant to tri-party agreements	(i)	2,425,437	1,173,051	542,292

30	Related parties (continued)

(c)	Other related party transactions (continued)

In addition to the above transactions, guarantees provided by Wuhu Chery and Kenon in respect of the consortium financing agreement were disclosed in Note 23.

The outstanding balances arising from the above transactions at the end of the reporting periods are as follows:

In thousands of RMB	Note	At 31 December 2016	At 31 December 2015

Amounts due from related parties
- trade receivables from Fund		3,790	3,790
- trade receivables from Chery Auto's subsidiary		1,689	1,832
- trade receivables from Chery Auto		1,144	-
- other receivables from Chery Auto		9,661	3,011
- other receivables from Chery Auto's subsidiary		-	5

		16,284	8,638

- loan payable to Wuhu Chery		700,000	762,783
- loan payable to Quantum (2007) LLCs		700,000	745,917
- payables to Chery Auto		373,058	103,454
- payables to Kenon Holdings Ltd.		-	176
- payables to Fund		200	771
- payables to Chery Auto's subsidiary		624	916
- payables to SICAR		1,570	1,570
- receipt in advance from Huiyin	(i)	26,408	-
- receipt in advance from Chery Auto's subsidiary		328	-

		1,802,188	1,615,587

30	Related parties (continued)

(c)	Other related party transactions (continued)

Notes:
(i)
In 2014, the Group entered into tri-party arrangements with Huiyin and certain car dealers, who are the Group's direct customers. According to such arrangements, Huiyin provides financing to the dealers for their purchases from the Group. Huiyin is a subsidiary of Chery Group, which is engaged in providing financing to buyers of car manufacturing companies. Huiyin performs credit assessment on dealers and grants short-term (12-month or less) revolving lines of credit to them. The Group accepts purchase orders from these dealers only if they have sufficient unused credit from Huiyin.  Upon confirmation of sales orders accepted by the Group, Huiyin remits purchase amount directly to the Group on behalf of individual dealers, and outstanding loan balances payable of dealers due to Huiyin are increased by the equivalent amount at the same time.  The Group was not responsible for the repayment of loans between the dealers and Huiyin.

In March 2016, in order to help increase the credit lines of dealers from Huiyin, the Group offered guarantees to Huiyin for selected dealers pursuant to which the Group was responsible for any default of the loans released during the period between March 2016 and February 2017, including both principal and interests, for a maximum amount of RMB 700 million which were the amount of total lines of credit of these dealers with Huiyin. The interest rate of loans offered by Huiyin to dealers before and after the Group committed such guarantee was the same.  As at 31 December 2016, the outstanding loan balance were RMB 483 million and none of them were overdue.  The guarantee was subsequently extended in February 2017 to February 2018.

(d)	Relationship with the related parties under the transactions stated in 30(c) above

Name of the entities	Relationship with the Group

Kenon Holdings Ltd.	Immediate parent company of Quantum
Wuhu Chery Automobile Investment Co., Ltd.	Parent Company
Quantum (2007) LLC	Parent Company
Wuhu Chery Car Rental Co., Ltd	Chery Auto's subsidiary
Chery Investment Co., Ltd in Ordos	Chery Auto's subsidiary
Huiyin	Chery Auto's subsidiary
SICAR	Joint venture invested by Chery Auto
Fund	Associate invested by the Group

31	Subsequent event

According to the announcement made by Kenon Holding Ltd. ("Kenon") on 10 March 2017, Kenon and Wuhu Chery Automobile Investment Co., Ltd. will together provide loans of RMB 777 million to the Company. The Company received the first tranche of RMB 388.5 million in March 2017, and a second instalment of RMB 388.5 million will be provided whenever needed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
Name: Yoav Doppelt
Title: Chief Executive Officer

Date: April 19, 2017

ITEM 19. Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1
Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2
Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd, as supplemented by Supplement No. 1 to the Loan Agreement, dated March 17, 2016 (Incorporated by reference to Exhibit 4.2 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.3
English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4
English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5
Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A., as amended (Incorporated by reference to Exhibit 4.5 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.6
English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.7†
Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8†
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015)

Exhibit Number	Description of Document

4.9
Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021 (Incorporated by reference to Exhibit 4.9 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.10
Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.11
Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto (Incorporated by reference to Exhibit 4.11 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.12
Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.12 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.13
Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.14
Stock Purchase Agreement, dated as of December 29, 2015, among IC Power Distribution Holdings PTE, Limited, as Purchaser, Inkia Energy, Limited, as Purchaser Guarantor, DEORSA-DEOCSA Holdings Limited, as Seller, and Estrella Cooperatief BA (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.15
Pledge Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and IC Power Pte. Ltd. (Incorporated by reference to Exhibit 4.15 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.16
Security over Shares Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.17*
Amendment and Restatement Agreement, dated as of September 2, 2016, relating to the Loan Agreement dated as of April 22, 2016, between Quantum (2007) LLC, as borrower, and Ansonia Holdings Singapore B.V., as lender, as amended

4.18
Undertaking Agreement, dated as of April 22, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.19*
Additional Undertaking Agreement, dated as of September 2, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V.

4.20*	Fourth Amended and Restated Limited Liability Company Agreement of Quantum (2007) LLC, dated as of September 2, 2016

4.21*	Release Agreement, dated December 21, 2016, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.22*	Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee

4.23**	Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.24**	The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Somekh Chaikin, a Member Firm of KPMG International

15.3*	Consent of KPMG Huazhen LLP, Independent Auditor of Qoros Automotive Co., Ltd.

15.4*
Consent of Deloitte, Inc. (Panamá), Independent Registered Public Accounting Firm of the Combined Entities (Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A.)

15.5*	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

*	Filed herewith.
**	To be filed by amendment shortly after the date of this annual report.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.