Form 20-F/A
period 2016-12-31
Kenon Holdings Ltd.
filed 2017-04-21
CIK 1611005

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

Yes  ☒             No  ☐

Indicate by check mark whether the registrant has submitted electronically or posted on its corporate Web site, if any, every Interactive Data File required to be submitted an posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes  ☐            No  ☒

EXPLANATORY NOTE	1
ITEM 19. Exhibits	2

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2016, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 19, 2017 (the “Original 20-F”), solely for the purpose of filing Exhibits 4.23 and 4.24 that were listed in Item 19 of the Original 20-F, but which we were unable to file at such time due to technical reasons.

We are amending “Item 19 – Exhibits” of the Original 20-F to include as exhibits (i) Exhibit 4.23 (Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.), (ii) Exhibit 4.24 (The Second Equity Pledge Contract in relation to RMB 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee) and (iii) newly executed certifications by our Chief Executive Officer and Chief Financial Officer.

Except as specifically provided above, this Amendment No. 1 does not amend, update or restate any other items or sections of the Original 20-F and does not reflect events occurring after the filing of the Original 20-F on April 19, 2017. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original 20-F are true and complete as of any date subsequent to the date of the Original 20-F.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Exhibit 99.6 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.4	Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and XT Investments Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1	Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2	Loan Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd, as supplemented by Supplement No. 1 to the Loan Agreement, dated March 17, 2016 (Incorporated by reference to Exhibit 4.2 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.3	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.4	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A. (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

4.5	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A., as amended (Incorporated by reference to Exhibit 4.5 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.6	English translation of Contract of Concession, dated as of October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Kenon’s Draft Registration Statement on Form 20-F, filed on August 14, 2014)

Exhibit Number	Description of Document

4.7†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC (Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

4.8†	Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015)

4.9	Indenture, dated as of April 4, 2011, between Inkia Energy Limited, as issuer, and Citibank, N.A.as trustee, relating to Inkia Energy Limited’s 8.375% Senior Notes due 2021 (Incorporated by reference to Exhibit 4.9 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.10	Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.11	Credit Agreement, dated as of August 17, 2012, among Cerro del Águila S.A., as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, and other parties party thereto (Incorporated by reference to Exhibit 4.11 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.12	Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.12 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.13	Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.14	Stock Purchase Agreement, dated as of December 29, 2015, among IC Power Distribution Holdings PTE, Limited, as Purchaser, Inkia Energy, Limited, as Purchaser Guarantor, DEORSA-DEOCSA Holdings Limited, as Seller, and Estrella Cooperatief BA (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.15	Pledge Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and IC Power Pte. Ltd. (Incorporated by reference to Exhibit 4.15 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.16	Security over Shares Agreement, dated as of March 17, 2016, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.17	Amendment and Restatement Agreement, dated as of September 2, 2016, relating to the Loan Agreement dated as of April 22, 2016, between Quantum (2007) LLC, as borrower, and Ansonia Holdings Singapore B.V., as lender, as amended (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

Exhibit Number	Description of Document

4.18	Undertaking Agreement, dated as of April 22, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.19	Additional Undertaking Agreement, dated as of September 2, 2016, among Qoros Automotive Co., Ltd., Quantum (2007) LLC, Kenon Holdings Ltd., Wuhu Chery Automobile Investment Co., Ltd., Chery Automobiles Limited, and Ansonia Holdings Singapore B.V. (Incorporated by reference to Exhibit 4.19 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.20	Fourth Amended and Restated Limited Liability Company Agreement of Quantum (2007) LLC, dated as of September 2, 2016 (Incorporated by reference to Exhibit 4.20 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.21	Release Agreement, dated December 21, 2016, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.21 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.22	Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.22 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.23*	Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd.

4.24*	The Second Equity Pledge Contract in relation to RMB700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee

8.1	List of subsidiaries of Kenon Holdings Ltd. (Incorporated by reference to Exhibit 8.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2**	Consent of Somekh Chaikin, a Member Firm of KPMG International

15.3**	Consent of KPMG Huazhen LLP, Independent Auditor of Qoros Automotive Co., Ltd.

15.4**	Consent of Deloitte, Inc. (Panamá), Independent Registered Public Accounting Firm of the Combined Entities (Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A.)

15.5**	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

*	Filed herewith.

**	Previously filed with Kenon Holdings Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 19, 2017.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
Name:	Yoav Doppelt
Title:	Chief Executive Officer

Date: April 21, 2017