Form 20-F
period 2018-12-31
Kenon Holdings Ltd.
filed 2019-04-08
CIK 1611005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

53,826,749 shares

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

PART I		9
ITEM 1.	Identity of Directors, Senior Management and Advisers	9
A.	Directors and Senior Management	9
B.	Advisers	9
C.	Auditors	9
ITEM 2.	Offer Statistics and Expected Timetable	9
ITEM 3.	Key Information	9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	15
C.	Reasons for the Offer and Use of Proceeds	15
D.	Risk Factors	15
ITEM 4.	Information on the Company	49
A.	History and Development of the Company	49
B.	Business Overview	50
C.	Organizational Structure	88
D.	Property, Plants and Equipment	88
ITEM 4A.	Unresolved Staff Comments	88
ITEM 5.	Operating and Financial Review and Prospects	88
A.	Operating Results	95
B.	Liquidity and Capital Resources	105
C.	Research and Development, Patents and Licenses, Etc.	114
D.	Trend Information	114
E.	Off-Balance Sheet Arrangements	115
F.	Tabular Disclosure of Contractual Obligations	115
G.	Safe Harbor	115
ITEM 6.	Directors, Senior Management and Employees	116
A.	Directors and Senior Management	116
B.	Compensation	118
C.	Board Practices	118
D.	Employees	120
E.	Share Ownership	121
ITEM 7.	Major Shareholders and Related Party Transactions	121
A.	Major Shareholders	121
B.	Related Party Transactions	122
C.	Interests of Experts and Counsel	123
ITEM 8.	Financial Information	123
A.	Consolidated Statements and Other Financial Information	123
B.	Significant Changes	123
ITEM 9.	The Offer and Listing	123
A.	Offer and Listing Details.	123
B.	Plan of Distribution	123
C.	Markets	123
D.	Selling Shareholders	123
E.	Dilution.	123
F.	Expenses of the Issue	123
ITEM 10.	Additional Information	123
A.	Share Capital	123
B.	Constitution	124
C.	Material Contracts	135
D.	Exchange Controls	135
E.	Taxation	135
F.	Dividends and Paying Agents	139
G.	Statement by Experts	139
H.	Documents on Display	139
I.	Subsidiary Information	140
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	140

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated companies, collectively, as the context may require, including:

•	I.C. Power Asia Development Ltd. (“ICP”), formerly I.C. Power Ltd., an Israeli company, in which Kenon has a direct 100% interest;

•	IC Power Ltd. (“IC Power”), formerly IC Power Pte. Ltd, a Singaporean company, in which Kenon has a direct 100% interest;

•	IC Power Distribution Holdings Pte. Ltd. (“ICPDH”), a Singaporean corporation in which Kenon has an indirect 100% interest;

•
“Inkia” means Inkia Energy Limited, a Bermudian corporation and a wholly-owned subsidiary of Kenon, which is in the process of being liquidated. In December 2017, Inkia sold the Inkia Business (as defined below);

•	OPC Energy Ltd. (“OPC”), an owner, developer and operator of power generation facilities in the Israeli power market, in which Kenon has a 76% interest;

•
Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon, through its 100%-owned subsidiary Quantum (as defined below), has a 24% interest. In January 2019, Kenon announced it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros (as defined below). The sale is subject to obtaining relevant third-party consents and other closing conditions, including approvals by relevant government authorities;

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has a 32% interest; and

•	Primus Green Energy, Inc. (“Primus”), a New Jersey corporation which is a developer of an alternative fuel technology, in which Kenon, through IC Green (as defined below), has a 91% interest.

Additionally, this annual report uses the following conventions:

•	“Ansonia” means Ansonia Holdings Singapore B.V., a company organized under the laws of Singapore, which owns approximately 58% of the outstanding shares of Kenon;

•	“CDA” means Cerro del Águila S.A., a Peruvian corporation;

•	“DEOCSA” means Distribuidora de Electricidad de Occidente, S.A., a Guatemalan corporation, which was owned by Inkia prior to the sale of the Inkia Business in December 2017;

•	“DEORSA” means Distribuidora de Electricidad de Oriente, S.A., a Guatemalan corporation, which was owned by Inkia prior to the sale of the Inkia Business in December 2017;

•	“Hadera Paper” means Hadera Paper Ltd., an Israeli corporation, which is owned by OPC;

•	“HelioFocus” means HelioFocus Ltd., an Israeli corporation, in which Kenon, through IC Green, held a 70% interest, and which was liquidated on July 6, 2017;

•	“IC” means Israel Corporation Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange, or the “TASE,” and Kenon’s former parent company;

•
“IC Green” means IC Green Energy Ltd., an Israeli corporation and a wholly-owned subsidiary of Kenon, which holds Kenon’s equity interests in Primus and previously held Kenon’s equity interest in HelioFocus;

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

•
“Kallpa” means Kallpa Generación SA, a company within the Inkia Business. In August 2017, Kallpa merged with CDA, with the surviving entity renamed Kallpa Generación SA. Kallpa was owned by Inkia until December 2017;

•
“Majority Shareholder in Qoros” means the China-based investor related to the Baoneng group that acquired 51% of Qoros from Kenon and Chery Automobile Co. Ltd., or Chery, in 2018. In January 2019, Kenon announced it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. Following completion of the sale, this investor will hold 63% of Qoros;

•	“OPC-Rotem” means O.P.C. Rotem Ltd., an Israeli corporation, in which OPC has an 80% interest;

•	“OPC-Hadera” is the trade name of Advanced Integrated Energy Ltd., an Israeli corporation, in which OPC has a 100% interest;

•	“OPC Solar” means OPC Solar Limited Partnership, a limited partnership engaged in the initiation of solar projects;

•	“our businesses” shall refer to each of our subsidiaries and associated companies, collectively, as the context may require;

•	“Petrotec” means Petrotec AG, a German company, which IC Green sold in December 2014;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Kenon and which is the direct owner of our interest in Qoros;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

•
“spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in each of IC Power, Qoros, ZIM, Tower, Primus, HelioFocus and the Renewable Energy Group, as well as other intermediate holding companies related to these entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s shareholders;

•
“Tower” means Tower Semiconductor Ltd., an Israeli specialty foundry semiconductor manufacturer, listed on the NASDAQ stock exchange, or “NASDAQ,” and the TASE, in which Kenon used to hold an interest; and

•
“Tzomet” means Tzomet Energy Ltd., an Israeli corporation in which OPC has a 95% interest. In January 2019, OPC entered into an agreement to acquire the remaining 5% interest in Tzomet from minority shareholders.

Additionally, this annual report uses the following conventions for OPC:

•	“Availability factor” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year.

•	“COD” means the commercial operation date of a development project;

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

•	“Hadera Energy Center” means Hadera Paper’s existing gas consuming facilities;

•	“EPC” means engineering, procurement and construction;

•	“firm capacity” means the amount of energy available for production that, pursuant to applicable regulations, must be guaranteed to be available at a given time for injection to a certain power grid;

•	“Greenfield” means a project constructed on unused land with no need to demolish or remodel existing structures;

•	“GWh” means gigawatt hours (one GWh is equal to 1,000 MWh);

•	“OPC’s capacity” or “OPC’s installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of OPC’s ownership interest in the entity that owns such asset;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•	“kWh” means kilowatts per hour;

•	“MW” means megawatts (one MW is equal to 1,000 kilowatts or kW);

•	“MWh” means megawatt per hour;

•	“OEM” means original equipment manufacturer;

•	“PPA” means power purchase agreement; and

•
“transmission” refers to the bulk transfer of electricity from generating facilities to the distribution system at load center station in which the electricity is stabilized by means of the transmission grid.

SALE OF THE INKIA BUSINESS

On December 31, 2017, our subsidiary Inkia completed the sale of substantially all of its businesses, the Inkia Business, consisting of power generation and distribution businesses in Latin America and the Caribbean. The sale is described in more detail under “Item 4.B. – Business Overview – Discontinued Operations – Inkia Business – Sale of the Inkia Business.” As a result of this sale, our power generation business consists of our 76% interest in OPC. The results of the Inkia Business are presented as discontinued operations in our audited financial statements for the two years ended December 31, 2017, and prior periods presented herein have been reclassified for comparative purposes.

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

Our consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2018, 2017 and 2016 and the consolidated statements of financial position as of December 31, 2018 and 2017. We present our consolidated financial statements in U.S. Dollars.

Our financial statements as of and for the year ended December 31, 2014 included within selected financial data presented in Item 3.A., are presented as combined carve-out financial statements and have been derived from the consolidated financial statements of IC, our former parent. These combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to us, as well as allocations deemed reasonable by us, to present our combined financial position, profit and loss and other comprehensive income, changes in equity attributable to the owners of the company and cash flows. These combined carve-out financial statements are not necessarily indicative of our financial position, profit and loss and other comprehensive income, or cash flows had we operated as a separate entity throughout the periods presented. We present our combined carve-out financial statements in U.S. Dollars.

The results of the Inkia Business are presented as discontinued operations in our audited financial statements as of and for the years ended December 31, 2017 and 2016. Our consolidated selected data as of and for the year ended December 31, 2015 and our combined carve-out selected data as of and for the year ended December 31, 2014 have been reclassified for comparative purposes to reflect the Inkia Business as discontinued operations.

In July 2014, ZIM restructured its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result of the restructuring, ZIM’s results of operations for the six months ended June 30, 2014 are presented as discontinued operations.

All references in this annual report to (i) “U.S. Dollars,” “$” or “USD” are to the legal currency of the United States of America; (ii) “RMB” are to Yuan, the legal currency of the People’s Republic of China, or China; and (iii) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel. We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely EBITDA and net debt, each as defined under “Item 3.A Selected Financial Data–Selected Reportable Segment Data” and “Item 3.A Selected Financial Data–Selected Reportable Segment Data–OPC” and “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA and net debt provides transparent and useful information to investors and financial analysts in their review of our, or our subsidiaries’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

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

PRESENTATION OF OPC CAPACITY AND PRODUCTION FIGURES

Unless otherwise indicated, statistics provided throughout this annual report with respect to power generation units are expressed in MW, in the case of the capacity of such power generation units, and in GWh, in the case of the electricity production of such power generation units. One GWh is equal to 1,000 MWh, and one MWh is equal to 1,000 kWh. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Unless otherwise indicated, OPC’s capacity figures provided in this annual report reflect 100% of the capacity of all of OPC’s assets, regardless of OPC’s ownership interest in the entity that owns each such asset. For information on OPC’s ownership interest in each of its operating companies, see “Item 4.B Business Overview—Our Businesses—OPC.”

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

These forward-looking statements relate to:

•	our goals and strategies;

•	our capital commitments and/or intentions with respect to each of our businesses;

•	our capital allocation principles, as set forth in “Item 4.B Business Overview”;

•	the funding requirements, strategies, and business plans of our businesses;

•	the potential listing, offering, distribution or monetization of our businesses;

•	expected trends in the industries and markets in which each of our businesses operate;

•	our expected tax status and treatment;

•	statements relating to litigation and/or regulatory proceedings, including expected settlement amounts;

•
statements relating to the sale of the Inkia Business including the pledge of OPC’s shares, the deferred payment agreement and Kenon’s guarantee and risks related thereto, and statements with respect to claims relating to the Inkia Business sale retained by Kenon;

•	the expected effect of new accounting standards on Kenon;

•	with respect to OPC:

•
the expected cost and timing of commencement and completion of development and construction projects, as well as the anticipated installed capacities and expected performance (e.g. efficiency) of such projects, including:

•	the Tzomet project, including the license and approvals for the development of the project, financing and the expected payment of the remaining consideration, and

•
the OPC-Hadera project, including the expected financing, total cost of construction, expected capacity, COD date, expected level of energy utilization, efficiency, and energy source of the OPC-Hadera power plant;

•	the OPC restructuring, including statements with respect to Kenon’s expectation in relation to future tax liability;

•	expected macroeconomic trends in Israel, including the expected growth in energy demand;

•	potential expansions (including new projects or existing projects);

•	its gas supply agreements;

•	its strategy;

•	expected trends in energy consumption;

•	regulatory trends;

•	its anticipated capital expenditures, and the expected sources of funding for capital expenditures;

•	projections and expected trends in the electricity market in Israel; and

•	the price and volume of gas available to OPC and other IPPs in Israel;

•	with respect to Qoros:

•	Qoros’ expectation to renew or refinance its working capital facilities to support its continued operations and development;

•	statements with respect to trends in the Chinese passenger vehicle market, particularly within the C-segment, C-segment SUV and New Energy Vehicle, or NEV, markets;

•	Qoros’ expectation of pricing trends in the Chinese passenger vehicle market;

•	Qoros’ liquidity position;

•	Qoros’ dealer network;

•	environmental regulations and the expected effect of such regulations on Qoros’ business;

•	Qoros’ ability to increase its production capacity;

•
the investment by the Majority Shareholder in Qoros into Qoros, including the various elements of the investment and expected timing thereof, including, the commitment by the investor or an affiliate to introduce vehicle purchase orders to Qoros, the requirement that Chery make payments to Kenon in connection with guarantee releases, the put option and investor’s right to make further investments under the investment agreement, and the Majority Shareholder in Qoros’ commitment to assume its proportionate share of Kenon and Chery’s guarantee and pledge obligations;

•	the agreement to sell half of Kenon's remaining interest in Qoros; and

•	Qoros’ expectation of the development of the NEV market in China, including expected trends regarding government subsidies for the purchase of NEVs and the growth of NEV infrastructure;

•	with respect to ZIM:

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

•	ZIM’s compliance with International Maritime Organization, or IMO, regulations expected to come into effect in 2020 and other regulations, including the expected effects of such regulations;

•	statements regarding the 2M alliance and expected benefits of the alliance; and

•	trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices and charter/freights rates; and

•	with respect to Primus, its:

•	strategy;

•	plans to seek equity partners for projects;

•	potential customers;

•	potential project pipeline, including in relation to the non-binding term sheets it has executed; and

•	potential sources of revenue.

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

ITEM 2.          Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.          Key Information

A.    Selected Financial Data

The following tables set forth our selected combined carve-out financial and other data as of and for the year ended December 31, 2014 and selected consolidated financial and other data as of and for the years ended December 31, 2018, 2017, 2016 and 2015. This selected financial data should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, included elsewhere in this annual report, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3.D Risk Factors.” The historical financial and other data included here and elsewhere in this annual report should not be assumed to be indicative of our future financial condition or results of operations.

Our consolidated financial statements as of and for the year ended December 31, 2017 reflect the Inkia Business as discontinued operations and our consolidated financial statements as of and for the years ended 2016 and our selected consolidated financials as of and for the year ended December 31, 2015 and our selected combined carve-out financials as of and for the year ended December 31, 2014 set forth below have been reclassified for comparative purposes to account for the Inkia Business as discontinued operations. ZIM’s results of operations for the six months ended June 30, 2014 are also presented as discontinued operations for the relevant period.

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

	Year Ended December 31,
	2018	2017	2016[1]	2015[1]	2014[1]
	(in millions of USD, except share data)
Statements of Profit and Loss Data[2]
Revenue	$364	$366	$324	$326	$413
Cost of sales and services (excluding depreciation)	(259)	(267)	(251)	(245)	(297)
Depreciation	(30)	(31)	(27)	(25)	(24)
Gross profit	$75	$68	$46	$56	$92
Selling, general and administrative expenses	(34)	(56)	(47)	(50)	(86)
Gain from distribution of dividend in kind	—	—	—	210	—
Gain from disposal of investees	—	—	—	—	157
Impairment of assets and investments	—	29	(72)	(7)	(48)
Dilution gains from reduction in equity interest held in associates	—	—	—	33	—
Other expenses	(1)	—	—	(1)	(6)
Other income	2	1	1	4	(55)
Financing expenses	(30)	(70)	(47)	(36)	(49)
Financing income	28	3	7	11	14
Financing expenses, net	$(2)	$(67)	$(40)	$(25)	$(35)
Gain on third party investment in Qoros	504	—	—	—	—
Fair value loss on option	(40)	—	—	—	—
Write back / (provision) of financial guarantee	63	—	(130)	—	—
Share in losses of associated companies, net of tax[3]	(105)	(111)	(186)	(187)	(185)
Profit / (loss) from continuing operations before income taxes	$462	$(136)	$(428)	$33	$(166)
Income taxes	(11)	(73)	(2)	(9)	(68)
Profit / (loss) for the year from continuing operations	$451	$(209)	$(430)	$24	$(234)
(Loss) / profit and gain from sale of discontinued operations (after taxes)[4]	(6)	478	36	72	711
Profit / (loss) for the year	$445	$269	$(394)	$96	$477
Attributable to:
Kenon’s shareholders	434	237	(412)	73	459
Non-controlling interests	11	32	18	23	18
Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in Dollars):
Basic/diluted profit/(loss) per share	8.07	4.40	(7.67)	1.36	8.58
Basic/diluted profit/(loss) per share from continuing operations	8.17	(4.00)	(8.08)	0.24	(4.44)
Basic/diluted (loss)/profit per share from discontinued operations	(0.10)	8.40	0.41	1.12	13.02
Statements of Financial Position Data
Cash and cash equivalents	$131	$1,417	$327	$384	$610
Short-term investments and deposits	50	7	90	309	227
Trade receivables	36	44	284	123	181
Other current assets, including derivatives	41	36	50	45	59
Income tax receivable	—	—	11	4	3
Inventories	—	—	92	51	56
Assets held for sale	70	—	—	—	—
Total current assets	328	1,504	854	916	1,136
Total non-current assets[5]	1,127	1,022	4,284	3,567	3,184
Total assets	$1,455	$2,526	$5,138	$4,483	$4,320
Total current liabilities	90	806	1,045	653	497
Total non-current liabilities	$649	$669	$3,199	$2,566	$2,385
Equity attributable to the owners of the Company	649	983	681	1,061	1,230
Share capital	$602	$1,267	$1,267	$1,267	$—
Total equity	$716	$1,051	$894	$1,264	$1,438
Total liabilities and equity	$1,455	$2,526	$5,138	$4,483	$4,320
Basic/Diluted weighted average common shares outstanding used in calculating profit/(loss) per share (thousands)	53,826	53,761	53,720	53,649	53,383 [6]
Statements of Cash Flow Data
Net cash provided by operating activities	$52	$392	$162	$290	$410
Net cash (used in) / provided by investing activities	(113)	585	(400)	(737)	(883)
Net cash (used in) / provided by financing activities	(1,218)	97	175	233	430
(Decrease) / increase in cash and cash equivalents	(1,279)	1,074	(63)	(214)	(43)

(1)
Results during these periods have been reclassified to reflect the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Consists of the consolidated results of OPC and Primus and, from June 30, 2014 until its liquidation in July 2016, the consolidated results of HelioFocus.

(3)
Includes Kenon’s share in ZIM’s loss for the six months ended December 31, 2014 and the years ended December 31, 2015, 2016, 2017 and 2018. As from July 1, 2014, Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting.

(4)
Consists of (i) ZIM’s results of operations for the six months ended June 30, 2014, (ii) Petrotec’s results of operations for 2014 and (iii) the results of operations of the Inkia Business for 2014 through 2017.

(5)	Includes Kenon’s associated companies: (i) Qoros, (ii) Tower (until June 30, 2015), (iii) ZIM (from July 1, 2014); and (iv) HelioFocus (prior to June 30, 2014).

(6)	Based on 53,383,015 shares which were issued as of January 7, 2015, the date of our spin-off from IC.

Selected Reportable Segment Data

Kenon is a holding company of (i) a 76% interest in OPC, (ii) a 100% interest in Quantum (Kenon owns a 24% interest in Qoros through Quantum and Kenon has agreed to sell half of its interest to the Majority Shareholder in Qoros, subject to closing conditions; upon completion of this sale, Kenon will hold a 12% interest in Qoros), (iii) a 32% interest in ZIM, and (iv) a 91% interest in Primus. Kenon used to also hold interests in (i) the Inkia Business, which was sold effective December 31, 2017, (ii) a 22.5% interest in Tower, which was distributed to Kenon shareholders on July 23, 2015 and (iii) HelioFocus, which was liquidated in July 2017.

The results of the following companies are included in Kenon’s statements of profit and loss as share in losses of associated companies, net of tax, for the years set forth below, except as otherwise indicated: (i) Qoros, (ii) ZIM from July 1, 2014 and (iii) Tower until June 30, 2015.

Kenon’s segments are OPC, Quantum and Other. Kenon’s Other segment includes the results of ZIM, Primus, and from June 30, 2014, the results of HelioFocus and Kenon (Company level).

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$363	$—	$1	$—	$364
Depreciation and amortization	(30)	—	—	—	(30)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Gain on third party investment in Qoros	—	504	—	—	504
Fair value loss on option	—	(40)	—	—	(40)
Write back of financial guarantee	—	63	—	—	63
Share in losses of associatedcompanies	—	(78)	(27)	—	(105)
Profit / (Loss) before taxes	$36	$457	$(31)	$—	$462
Income taxes	(10)	—	(1)	—	(11)
Profit / (Loss) from continuing operations	$26	$457	$(32)	$—	$451

Segment assets[4]	$893	$92	$2395	$—	$1,224
Investments in associated companies	—	139	92	—	231
Segment liabilities	700	—	396	—	739
Capital expenditure[7]	100	—	—	—	100

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	“Adjustments” includes inter segment financing income and expense.

(4)	Includes investments in associates.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(7)	Includes the additions of Property, Plant and Equipment, or PP&E, and intangibles based on an accrual basis.

	Year Ended December 31, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$365	$—	$1	$—	$366
Depreciation and amortization	(30)	—	(1)	—	(31)
Impairment of assets and investments	—	—	29	—	29
Financing income	1	—	13	(11)	3
Financing expenses	(34)	(6)	(41)	11	(70)
Share in (losses) income of associated companies	—	(121)	10	—	(111)
Profit / (Loss) before taxes	$23	$(127)	$(32)	$—	$(136)
Income taxes	(9)	—	(64)	—	(73)
Profit / (Loss) from continuing operations	$14	$(127)	$(96)	$—	$(209)

Segment assets[5]	$940	$16	$1,448 [6]	$—	$2,404
Investments in associated companies	—	2	120	—	122
Segment liabilities	743	75	657 [7]	—	1,475
Capital expenditure[8]	109	—	121	—	230

(1)	Results for this period reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of PP&E, and intangibles based on an accrual basis.

	Year Ended December 31, 2016[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$324	$—	$—	$—	$324
Depreciation and amortization	(27)	—	—	—	(27)
Impairment of assets and investments	—	—	(72)	—	(72)
Financing income	3	—	16	(12)	7
Financing expenses	(23)	—	(36)	12	(47)
Share in losses of associated companies	—	(143)	(43)	—	(186)
Provision of financial guarantee	—	—	(130)	—	(130)
Profit/(Loss) before taxes	$20	$(143)	$(305)	$—	$(428)
Income taxes	—	—	(2)	—	(2)
Profit/(Loss) from continuing operations	$20	$(143)	$(307)	$—	$(430)

Segment assets[5]	$668	$2	$4,260	$—	$4,930
Investments in associated companies	—	118	90	—	208
Segment liabilities	534	—	3,710 [7]	—	4,244
Capital expenditure[8]	73	—	245	—	318

(1)
Results for this period have been reclassified to reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of PP&E and intangibles based on an accrual basis.

OPC

The following tables set forth other financial and key operating data for OPC for the periods presented:

	2018	2017	2016
	($ millions, except as otherwise indicated)
Net income for the period	26	14	20
EBITDA[1]	91	86	67
Net Debt[2]	401	395	371
Net energy generated (GWh)	3,383	3,655	3,510
Energy sales (GWh)	3,965	3,988	3,996

(1)
OPC defines “EBITDA” for each period as net income for the period before depreciation and amortization, financing expenses, net and income tax expense.

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

The following table sets forth a reconciliation of OPC’s net income to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies:

	Year Ended December 31,
	2018	2017	2016
	(in millions of USD)
Net income for the period	$26	$14	$20
Depreciation and amortization	30	30	27
Finance expenses, net	25	33	20
Income tax expense	10	9	—
EBITDA	$91	$86	$67

(2)
Net debt is calculated as total debt, minus cash (which includes short term deposits and restricted cash and long-term deposits and restricted cash). Net debt is not a measure recognized under IFRS. The tables below sets forth a reconciliation of OPC’s total debt to net debt.

	Year Ended December 31, 2018
	OPC-Rotem	OPC-Hadera	Energy & Others	Total OPC
	(in millions of USD)
Total debt(i)	336	172	79	587
Cash(ii)	72	14	100	186
Net Debt	$264	$158	$(21)	$401

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long term and short term debt.

(ii)
Includes short-term deposits and restricted cash of $50 million; and includes long-term deposits and restricted cash of $48 million including $22 million in cash that was deposited into an escrow account in connection with the Tamar gas dispute. For further information, see “Item 4.B Business Overview—Our Businesses—OPC—Legal Proceedings.”

	Year Ended December 31, 2017
	OPC-Rotem	OPC-Hadera	Energy & Others	Total OPC
	(in millions of USD)
Total debt(i)	383	144	91	618
Cash(ii)	86	31	106	223
Net Debt	$297	$113	$(15)	$395

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long term and short term debt.

(ii)
Includes short-term deposits and restricted cash of $0 million; and includes long-term deposits and restricted cash of $76 million including $22 million in cash that was deposited into an escrow account in connection with the Tamar gas dispute. For further information, see “Item 4.B Business Overview—Our Businesses—OPC—Legal Proceedings.”

	Year Ended December 31, 2016
	OPC-Rotem	OPC-Hadera	Energy & Others	Total OPC
	(in millions of USD)
Total debt(i)	365	—	52	417
Cash(ii)	22	1	23	46
Net Debt	$343	$(1)	$29	$371

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long term and short term debt.

(ii)	Includes short-term deposits and restricted cash of $4 million and long-term deposits and restricted cash of $19 million.

Set forth below is a summary of certain OPC key historical financial and other operational information, for the periods set forth below.

	Year Ended December 31,
	2018	2017	2016
	($ millions, except as otherwise indicated)
Sales	363	365	324
Cost of Sales	(258)	(266)	(251)
Operating income	75	69	46
Operating margins	21%	19%	14%
Financing expenses, net	25	33	20
Net income for the period	26	14	20

Net Energy sales (GWh)	3,965	3,988	3,996

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our businesses. Our businesses routinely encounter and address risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.

Risks Related to Our Strategy and Operations

Some of our businesses have significant capital requirements.

The business plans of our businesses contemplate additional debt or equity financing which is expected to be raised from third parties. However, our businesses may be unable to raise the necessary capital from third party financing sources.

In the event that one or more of our businesses require capital, either in accordance with their business plans or in response to new developments or to meet operating expenses, and such businesses are unable to raise such financing, Kenon may provide such financing by (i) issuing equity in the form of shares or convertible instruments (through a pre-emptive offering or otherwise), (ii) from third parties using funds received from the operations or sales of Kenon’s other businesses, (iii) selling part, or all, of its interest in any of its businesses, (iv) raising debt financing at the Kenon level or (v) providing guarantees or collateral in support of the debt of its businesses. To the extent that Kenon is able to raise debt financing, any debt financing that Kenon incurs may not be on favorable terms, may impose restrictive covenants that limit how Kenon manages its investments in its businesses, and may also limit dividends or other distributions by Kenon. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices.

Third party financing sources for Kenon’s businesses may require Kenon to guarantee an individual business’ indebtedness and/or provide collateral, including collateral via a cross-collateralization of assets across businesses (i.e., pledging shares or assets of one of our businesses to secure debt of another of our businesses). To the extent Kenon guarantees an individual business’ indebtedness, it may divert funds received from one business to another business. We may also sell some or all of our interests in any of our businesses to provide funding for another business. Additionally, if we cross-collateralize certain assets in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations. Furthermore, if Kenon provides any of its businesses with additional capital, provides any third parties with indemnification rights or a guarantee, and/or provides additional collateral, including via cross-collateralization, this could reduce our liquidity. For further information on the capital resources and requirements of each of our businesses, see “Item 5.B Liquidity and Capital Resources.”

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses may seek to access capital markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures and for general corporate purposes. The ability of Kenon’s businesses to access capital markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. Capital markets have demonstrated significant volatility in recent years. These disruptions impacted other areas of the economy and led to a slowdown in general economic activity. Similar disruptions in the credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing.

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

We are subject to fluctuations in the capital markets.

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

We have pledged a portion of our shares in OPC to secure obligations to the buyer of the Inkia Business under the indemnification obligations in the share purchase agreement for the sale. To the extent that we are required to make payments under the indemnity obligation in the share purchase agreement, we may be required to sell shares in OPC and we would be subject to market conditions at the time of such sale (and the TASE regulations in relation to such sale) which could mean that we are forced to sell our shares for a lower price than we would otherwise be able to do so, particularly if we need to sell a significant amount of shares. If we do not make required payments in the event we are required to make payments under the share purchase agreement, then, in certain circumstances, the pledge can be enforced to satisfy the indemnity obligations, which would result in a loss of some or all of the pledged OPC shares.

We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.

We are a holding company of various operating companies, and as a result, do not conduct independent operations or possess significant assets other than investments in and advances to our businesses. As a result, we depend on funds from our businesses or external financing to meet our operating expenses and obligations, including our operating expenses, our guarantee of the indemnification obligations under the share purchase agreement for the sale of the Inkia Business and our guarantee obligations in respect of Qoros debt.

Kenon may also seek to raise financing at the Kenon level to meet its obligations. In the event that funds from its businesses or external financing are not available to meet such obligations on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited, particularly in light the various pledges over the shares and assets of some of Kenon’s businesses. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet Kenon’s obligations.

Kenon has provided loans and guarantees to support our businesses, such as Qoros, and may provide additional loans to or make other investments in or provide guarantees in support of its businesses. Kenon’s liquidity requirements will increase to the extent it makes further loans or other investments in or grants additional guarantees to support its businesses.

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

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery. As a result, Kenon and Chery now have 24% and 25% stakes in Qoros, respectively. In addition, Kenon can now appoint two of nine Qoros directors (as opposed to half of the Qoros directors prior to the investment). Although we still actively participate in the management of Qoros through our 24% interest and board representatives, our right to control Qoros decreased with the new investment. Furthermore, in January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the Majority Shareholder in Qoros will hold 63% and Chery will own 25%. For further information, see “Item 4.B Business Overview—Our Businesses—Qoros —Qoros’ Investment Agreement” and “Item 4.B Business Overview—Our Businesses—Qoros —2019 Qoros Sale Agreement.”

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

Our businesses are leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2018, OPC had $587 million of outstanding indebtedness, Qoros had outstanding indebtedness of RMB5.1 billion (approximately $742 million), and ZIM had outstanding indebtedness of approximately $1.5 billion.

Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. Consequently, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. Additionally, some of our businesses’ assets have been pledged to secure indebtedness, and as a result, the amount of collateral that is available for future secured debt or credit support and a business’ flexibility in dealing with its secured assets may be limited. Our businesses use a substantial portion of their consolidated cash flows from operations to make debt service payments, thereby reducing its ability to use their cash flows to fund operations, capital expenditures, or future business opportunities. Additionally, ZIM remains highly leveraged and notwithstanding its debt restructuring in 2014, continues to face risks associated with those of a highly leveraged company.

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

In addition, we have back-to-back guarantee obligations to Chery of RMB288 million (approximately $44 million), with respect to debt in principal of RMB320 million (approximately $47 million), and have pledged a substantial portion of our interest in Qoros to support certain Qoros debt, as well as Chery’s guarantees of Qoros debt.

We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery. As a result, Kenon and Chery have 24% and 25% stakes in Qoros, respectively. The investment was made pursuant to an investment agreement among the Majority Shareholder in Qoros, Quantum, Wuhu Chery Automobile Investment Co., Ltd., or Wuhu Chery, (a subsidiary of Chery) and Qoros. Under the investment agreement, during the three-year period beginning from the closing of the investment, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to 50% of its remaining equity interest in Qoros for up to RMB1.56 billion (approximately $227 million), being the price for 50% of Kenon’s remaining 24% interest in Qoros, subject to adjustments for inflation. From the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB3.12 billion (approximately $454 million) (for Kenon’s full 24% interest in Qoros), subject to adjustment for inflation. If the Majority Shareholder in Qoros (and the other company within the Baoeneng group has effectively guaranteed the Majority Shareholder in Qoros’ obligations under the put right by also serving as a grantor of the put) is unable to purchase Kenon’s equity interest in Qoros upon exercise of the put option, or if any exercise of the put option does not result in a purchase of Kenon’s shares in accordance with the terms thereof for any other reason, this could have a material adverse effect on Kenon.

As part of the investment agreement, the Majority Shareholder in Qoros assumed its pro rata share (based on its 51% equity ownership) of the guarantees and pledges provided by Quantum and Wuhu Chery in respect of Qoros debt, which is subject to further adjustment following any future changes in the equity ownership in Qoros (including as a result of the exercise of the put option or investment right by a shareholder under the investment agreement). The Majority Shareholder in Qoros is still in the process of assuming its proportionate pledge obligations with respect to the RMB1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. Failure to obtain bank consents could adversely impact Kenon.

In January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately US$227 million). The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale Kenon will hold a 12% interest in Qoros, the Majority Shareholder in Qoros will hold 63% and Chery will own 25%. The sale was not made pursuant to the put option described above. Furthermore, following completion of the sale, the Majority Shareholder in Qoros will be required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on the change to its equity ownership. Failure to complete the sale of the 12% interest to the Majority Shareholder in Qoros or failure by the Majority Shareholder in Qoros to assume its pro rata share of guarantees and equity pledges could adversely impact Kenon.

In connection with its January 2018 investment in Qoros, the Majority Shareholder in Qoros agreed to introduce a minimum number of vehicle purchase orders to Qoros each year between 2018 and 2020 following the entry into further agreements with respect to these purchases. This minimum number of purchases orders was not met in 2018 and there is no assurance that it will be met in the future.

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

We have outstanding back-to-back guarantees to Chery of up to RMB288 million (approximately $44 million), with respect to debt in principal of RMB320 million (approximately $47 million), plus certain interest and fees, in respect of certain of Qoros’ indebtedness. In addition, from time to time, we have held, and may hold, a portion of our available cash in RMB, which may expose us to RMB exchange rate fluctuations.

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

•	Translation Risk—exists where the currency in which the results of a business are reported differs from the underlying currency in which the business’ operations are transacted;

•	Economic Risk—exists where the manufacturing cost base of a business is denominated in a currency different from the currency of the market into which the business’ products are sold; and

•	Reinvestment Risk—exists where our ability to reinvest earnings from operations in one country to fund the capital needs of operations in other countries becomes limited.

•	If our businesses are unable to manage their interest rate risks effectively, our cash flows and operating results may suffer.

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

Our businesses’ operations expose us to risks associated with conditions in those markets.

Through our businesses, we operate and service customers in geographic regions around the world which exposes us to risks, including:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	unfavorable changes in regulated electricity tariffs;

•	trade protection measures, import or export restrictions, licensing requirements and local fire and security codes and standards;

•	increased costs and risks of developing, staffing and simultaneously managing a number of operations across a number of countries as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	adverse tax developments;

•	changes in the general political, social and/or economic conditions in the countries where we operate; and

•	the presence of corruption in certain countries.

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

As of December 31, 2018, OPC employed 92 employees, Qoros employed approximately 3,400 employees and ZIM employed approximately 3,700 employees. Our businesses could experience strikes, industrial unrest, or work stoppages. Any disruptions in the operations of any of our businesses as a result of labor stoppages or strikes could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available.

A disruption in our and each of our business’ information technology systems, including incidents related to cyber security, could adversely affect our business operations

        Our business operations, and the operations of our businesses, rely upon the accuracy, availability and security of information technology systems for data processing, storage and reporting. As a result, we, and our businesses, maintain information security policies and procedures for managing such information technology systems. However, such security measures may be ineffective and our information technology systems, or those of our businesses, may be subject to cyber-attacks. A number of companies around the world have been the subject of cybersecurity attacks in recent years, including in Israel where we have a large part of our businesses. For example, a large shipping company experienced a major cyberattack on its IT systems in 2017, which impacted that company’s operations in transport and logistics businesses and resulted in financial loss. These attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other corporate espionage.

        Cyber security attacks could include malicious software (malware), attempts to gain unauthorized access to data, and other electronic security breaches of our and our business’ information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information. In addition, any system failure, accident or security breach could result in business disruption, unauthorized access to, or disclosure of, customer or personnel information, corruption of our data or of our systems, reputational damage or litigation. We or our operating companies may also be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties. These cyber security threats are constantly evolving. We, therefore, remain potentially vulnerable to additional known or yet unknown threats, as in some instances, we, our businesses and our customers may be unaware of an incident or its magnitude and effects Should we or any of our operating businesses experience a cyber-attack, this could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operations.

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

The global and diverse nature of our operations means that legal and compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. No assurances can be made that we will be found to be operating in compliance with, or be able to detect violations of, any existing or future laws or regulations. In addition, as we hold minority interests in ZIM and Qoros, we do not control them and therefore cannot ensure that they will comply with all applicable laws and regulations. A failure to comply with or properly anticipate applicable laws or regulations could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We may be subject to further government regulation, which may adversely affect our strategy.

The U.S. Investment Company Act of 1940 regulates “investment companies,” which includes entities that are, or that hold themselves out as being, primarily engaged in the business of investing, reinvesting and trading in securities or that are engaged, or propose to engage, in the business of investing, reinvesting, owning, holding or trading in securities and own, or propose to acquire, investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (or 45% of the issuer’s net income or assets, excluding interest in primarily controlled companies). Accordingly, we do not believe that we are subject to regulation under the U.S. Investment Company Act of 1940. We are organized as a holding company that conducts its businesses primarily through majority owned and primarily controlled subsidiaries. Maintaining such status may impose limits on our operations and on the assets that we and our subsidiaries may acquire or dispose of. If, at any time, we meet the definition of investment company, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company under the U.S. Investment Company Act of 1940, either of which could have an adverse effect on us and the market price of our securities. The U.S. Investment Company Act of 1940 generally only allows U.S. entities to register. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business in the United States or offering and selling securities in the United States or to U.S. persons, unable to comply with our reporting obligations in the United States as a foreign private issuer, subject to the delisting of the Kenon shares from the New York Stock Exchange, or the NYSE, and subject to criminal and civil actions that could be brought against us, any of which would have a material adverse effect on the liquidity and value of the Kenon shares and on our business, financial condition, results of operations or liquidity.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen substantial anti-bribery law enforcement activity, with aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. We operate, through our businesses, in some parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in construction and energy production, they are often subject to increased scrutiny by regulators. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity. We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, our post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

We could be adversely affected by international sanctions and trade restrictions.

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

OPC is in the process of the construction and development of power generation facilities and is contemplating further such development. Existing regulation, such as antitrust laws, regulation by virtue of the Israeli Concentration Law, or the EA rules with respect to holdings of control in generation licenses, may restrict the expansion of OPC’s activity in Israel.

For example, OPC's subsidiary Tzomet is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. In April 2019, the EA published its decision to grant Tzomet a conditional license for a 66-month term (which can be extended, subject to conditions) for the construction of a 396MW conventional open-cycle power plant. However, such conditional license remains subject to the Israeli Minister of Energy's approval and the issuance of a guarantee by Tzomet. The grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet's compliance with the conditions set by law. Development of the Tzomet plant is also subject to a positive interconnection study and to financial closing. If these conditions are not met by January 1, 2020, it could lead to cancellation of the project.

According to the Israeli Concentration Law, when allocating and determining the terms of certain rights, including the right to an electricity generation license, the regulator must take into account the promotion of competition in the relevant industry and the Israeli economy generally. If the right is on the list of rights that may have a material impact on competition, the regulator must consult with the Israel Antitrust Commissioner. Kenon, OPC, and OPC’s subsidiaries are considered concentration entities under the Israel Corporation Group, which may affect OPC’s or its subsidiaries’ ability to receive a generation license if it involves the construction and operation of power plants exceeding 175 MW. The list of concentration entities also includes Mr. Idan Ofer, who is the beneficiary of entities that indirectly hold a majority of the shares in Kenon, and includes a list of other entities which may be affiliated with Mr. Idan Ofer, including ZIM, in which Kenon holds a 32% interest. OPC's expansion activities and future projects could, therefore, be limited by the Israeli Concentration Law.

Pursuant to the Israeli Government’s electricity sector reform, as part of the required IEC tender process of five of its sites, entities will not be permitted to hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. This reform is, therefore expected to increase competition and would impose limitations on OPC’s ability to expand its business.

OPC is leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations.

As of December 31, 2018, OPC had $587 million of outstanding indebtedness. The debt instruments to which OPC and its operating companies are party to require compliance with certain covenants and limitations, including

•	Minimum liquidity, loan life coverage ratios and debt service coverage ratios covenants; and

•
Other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledges investments and incurrence of debt, as well as reporting obligations.

Breach of the various covenants could result, among other things, in acceleration of the debt, restrictions in the declaration or payment of dividends or cross-defaults across the debt instruments.

Furthermore, OPC may have a limited ability to receive financing from Israeli banks due to Israeli regulatory restrictions on the amount of loans that Israeli banks are permitted to grant to single borrowers or groups of borrowers, which may result in limitations to the amount of loans that they are permitted to grant to OPC.

OPC’s facilities may be affected by disruptions, including planned maintenance, technical failures and natural disasters.

OPC’s ongoing activities may be affected by technical disruptions and faults to critical equipment. For instance, various natural disasters, such as earthquakes or fires, may harm OPC’s facilities and thereby affecting its operations and supply of electricity. Due to the nature of OPC’s activities, which, for example, include the use and storage of flammable materials and working with high temperatures and pressures, OPC’s facilities are exposed to the risk of fire hazards. Should natural or disasters damage OPC’s facilities, restoration may involve the investment of significant resources and time, which would likely lead to full or partial shutdown of the generation facilities that were damaged. Losses that are not fully covered by OPC’s insurance policies may have an adverse effect on OPC.

In addition, OPC’s long-term service agreement for the maintenance of OPC-Rotem includes timetables for performance of the maintenance work, and in particular the first “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is completed approximately every 18 months, with the next regular maintenance work scheduled to occur prior to the summer of 2020. Maintenance work may result in operational shutdowns and impact results. As planned, major overhaul maintenance work was completed between September and November 2018, which halted the OPC-Rotem plant’s operations along with the related energy generation activities, which impacted results for this period.

The political and security situation in Israel may affect OPC.

A deterioration of the political and security situation in Israel may adversely affect OPC’s activities and harm its assets. Security and political events such as a war or acts of terrorism may harm the facilities serving OPC (including the power station facilities owned by the Company), the construction of the OPC’s current construction projects and future projects, computer systems, facilities for transmission of natural gas to the power stations and the electricity transmission grid. In addition, such acts may have an adverse effect on OPC’s material suppliers, thereby limiting OPC’s ability to supply electricity to its customers reliably. Likewise, a deterioration in the political and security situation in Israel may have a negative effect on OPC’s ability to construct new projects, to raise capital for new projects and to initiate new projects in areas exposed to a security risk. Negative developments in the political and security situation in Israel and various security events may cause additional restrictions on OPC, including boycotts by various parties. In addition, in such cases, parties with whom OPC has contracted may claim to terminate their obligations pursuant to the agreements with the OPC due to the occurrence of force majeure events. In addition, some of OPC’s employees may be called for reserve military duty and their absence may have an adverse effect on OPC’s operations.

Changes in the EA’s electricity rates may reduce OPC’s profitability.

The price of electricity for OPC’s customers is directly affected by the electricity generation tariff, and this is the basis of linking the price of natural gas pursuant to gas purchase agreements. Therefore, changes in the electricity rates published by the EA, including the rate of the electricity generation component, may have a substantial adverse effect on OPC’s profits.

If the generation component tariffs published by the EA change as a result of, among other things, fluctuations in currency exchange rates or IEC fuel costs, OPC’s revenues from sales to private customers and cost of sales will be affected. According to public reports of the Tamar Group partners, in February 2019 an amendment to the agreement of the Tamar Group with the IEC was approved regarding the price of natural gas under the agreement. If the amendment is executed, the IEC will pay lower prices for the natural gas supplied under the agreement, commencing from January 2019 up to the first price adjustment date (currently set for July 1, 2021). This could impact the tariffs under PPAs and could potentially affect the price that OPC pays for gas. For further information on the effect of EA tariffs on OPC’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC— Sales—EA Tariffs.”

Furthermore, the gas price formula determined in the agreement with the Tamar Group (which includes Noble Energy Mediterranean Ltd., Isramco Negev 2 Limited Partnership, Delek Drilling Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructure Limited Partnership and Tamar Petroleum Ltd.) is subject to a minimum price. Therefore, when the price of gas is equal to or lower than the minimum price, reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem, but rather to a reduction in profit margins. For example, in connection with reductions in the EA generation component tariff in 2015, OPC-Rotem paid the minimum price starting in November 2015 as well as during 2016 to 2018 (excluding one month in 2018).

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

If Israel experiences inflation it may affect OPC. A significant portion of the liabilities of OPC and its subsidiaries is linked to the CPI, including a substantial part of the OPC-Rotem and OPC-Hadera loans. Therefore, changes to the CPI could impact OPC’s financing expenses and results of operations. In addition, to the extent that OPC is above the floor price in its gas supply agreement, the price it pays for gas is linked in part to the U.S. Dollar to NIS exchange rate, and accordingly variations in such rate can impact OPC’s results. The IEC’s electricity tariff is also set, in part, in accordance with the IEC’s fuel costs that are denominated in U.S. Dollars and is therefore also affected by variations in the U.S. Dollar to NIS exchange rate.

OPC could face barriers to exit in connection with the disposals or transfers of its businesses, development project or other assets.

OPC may face exit barriers, including high exit costs or objections from various parties (whose approval OPC requires), in connection with dispositions of its operating companies, development projects or their assets. For example, pursuant to Israel’s Electricity Sector Law 5756-1996, or Electricity Sector Law, the transfer of control over an entity that holds a generation license in Israel must be approved by the Electricity Authority, or the EA. Additionally, there are restrictions on a transfer of control of OPC, OPC-Rotem and OPC-Hadera, pursuant to, among others, OPC-Rotem’s PPA with the Israel Electric Corporation, or IEC, the trust deed relating to OPC’s bonds, and OPC-Rotem’s and OPC-Hadera’s credit agreements. Such restrictions may prohibit or make it difficult for OPC to dispose of its interests in its businesses.

OPC is also defined as a “significant real corporation.” As a result, OPC is subject to various restrictions, which mainly include restrictions on significant financial entities holding an interest (above a certain percentage) in such companies and restrictions on OPC’s holdings (above a certain percentage) of financial entities. Such restrictions may also limit Kenon’s ability to transfer its interests in OPC.

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

In addition, most of OPC-Rotem’s and Hadera Energy Center’s operations employees are employed through a collective agreement. The OPC-Rotem collective employment agreement expires on April 1, 2019, and upon such expiration OPC is expected to commence negotiations to renew this collective employment agreement on terms to be agreed among the negotiating parties. Collective agreements may reduce managerial flexibility and impose additional costs on OPC. For further information on these collective agreements, see “Item 4.B Business Overview—Our Businesses—OPC—Employees.”

The interruption or failure of OPC’s information technology, communication and processing systems or external attacks and invasions of these systems could have an adverse effect on OPC.

OPC uses information technology systems, telecommunications and data processing systems to operate its businesses. Damage to such systems may result in service delays or interruptions to OPC’s ability to provide electricity to its customers. It may also result in damage to or theft of OPC’s or its customer’s information.

In recent years, cybersecurity attacks of security systems have increased globally and OPC could be exposed to such attacks, which may harm its business and operations or result in reputational damage. There is no certainty that OPC will be able to prevent a cyber-attack. Furthermore, if a cyber-attack occurs, there is no certainty that OPC will be able to prevent the harm on its information systems and it could have a significant effect on OPC’s operations. OPC may be subject to significant costs in order to protect itself against harm caused to its information systems and to repair any damages caused. It may also face litigation, compensation and remediation costs relating to cybersecurity incident, which could have an adverse effect on its reputation, business, financial condition and results of operations.

OPC is exposed to litigation and/or administrative proceedings.

OPC is involved in various litigation proceedings, and may be subject to future litigation proceedings, which could have adverse consequences on its business.

For example, in connection with the indexation of their natural gas price formula for OPC-Rotem’s gas supply agreement with the Tamar Group, OPC-Rotem and the Tamar Group disagreed as to which of Israel’s Public Utilities Authority (Electricity) July 2013 tariffs applied to OPC-Rotem’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. In February 2017, OPC-Rotem received a letter from the Tamar Group with respect to the dispute. The Tamar Group requested payment by OPC-Rotem of approximately $25 million (including accrued interest) in connection with the dispute, or the deposit of such amount in escrow pursuant to the gas supply agreement. In May 2017, OPC-Rotem deposited approximately $22 million in a trust account in respect of the dispute. In June 2017, the Tamar Group submitted a motion to initiate arbitration proceedings at the London Court of International Arbitration, requesting payment of approximately $33 million, along with alternative requests based on lower tariffs should its primary request fail. In its response in July 2017, OPC-Rotem disputed the Tamar Group’s claims, requesting release of the amount deposited in the trust account. In February 2018, the Tamar Group filed a statement of claim, repeating its initial claims and requesting a different tariff determination. OPC-Rotem filed its defense in June 2018, disputing all of the Tamar Group’s claims, and the Tamar Group responded in October 2018. A hearing was held in February 2019 and the arbitrator has yet to issue its ruling, which is expected to be issued during 2019. There is no certainty that OPC-Rotem’s claims will be accepted in whole or in part.

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

OPC’s operations are significantly influenced by regulations.

OPC is subject to significant government regulation. It is therefore exposed to changes in these regulations as well as changes to regulations applicable to sectors that are associated with the company’s activities. Regulatory changes may have an adverse effect on OPC’s activity and results or on its terms of engagement with third parties, such as its customers and suppliers, such as the Tamar Group. In the coming years, OPC expects frequent regulatory changes in the industry, including in relation to the private electricity market in Israel, which is a new and developing market. Regulatory changes may impact the power stations owned by OPC or the power stations that it intends to develop, including the economic feasibility of establishing new power stations.

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

Additionally, OPC requires certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. For example, in November 2017, for propriety purposes, OPC-Rotem submitted an application to the EA to obtain a supply license which would permit OPC-Rotem to trade electricity with other electricity suppliers in Israel. In February 2018, the EA responded that OPC-Rotem is required to receive a supply license to continue its sale of electricity to consumers, that the license will not change the terms of the agreement between OPC-Rotem and the EA and will not detract from OPC-Rotem’s rights according to it. The EA also stated that it will consider OPC-Rotem’s supply license once the issue of electricity trade in the Israeli economy has been comprehensively dealt with, but there is no assurance regarding the receipt of the license or the terms of the license should it be issued. If the EA refuses to grant OPC-Rotem a supply license as requested, this may harm OPC-Rotem’s ability to trade surplus electricity with other power stations, including related companies.

Furthermore, as discussed under “—OPC faces risks in connection with the expansion of its business,” OPC’s conditional license for the construction of the Tzomet plant remains subject to the Israeli Minister of Energy's approval and the issuance of a guarantee by Tzomet. The grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet's compliance with the conditions set by law. An inability to obtain approval for the conditional license or the permanent generation license in time or at all may result in the project not being completed in time or at all and, therefore, have a material adverse effect on OPC's business, financial condition and results of operations.

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

OPC faces risks in connection with its development projects, including future projects and the development of the Hadera Power station, in particular because it owns this project at a development stage. Developing a power station project entails certain risks, such as:

•	risks associated with the construction contractor,

•	supply of key equipment,

•	performance of works at the required specifications and within the required time,

•	receipt of services required from the IEC to establish the station and connect it to the grid (which may be affected by sanctions and IEC strikes),

•	impact on PPAs of any delays in completing new projects;

•	applicable regulation, and

•
obtaining the required approvals and permits for the development and operation of the station, including obtaining permits required in connection with the environment, including emission permits, and compliance with their terms.

OPC faces these risks in the development of its OPC-Hadera and Tzomet projects.

OPC-Hadera

OPC-Hadera is party to the Hadera Power station EPC agreement with SerIDOM Servicios Integrados IDOM S.A.U., or IDOM and a maintenance agreement with General Electric International, Inc. and its affiliates, or GE. Breaches by IDOM or General Electric International, Inc. and its affiliates, or GE, including failure to meet certain fixed schedules and supply the primary equipment on time, or in the required quality, are likely to delay or hinder the establishment of the Hadera Power station, and may also hamper the performance of the Hadera Power station once it is built, and as a result cause material harm to OPC. IDOM has agreed to compensate OPC-Hadera in case of a delay or non-compliance with the terms determined in the agreement in connection with the operation of the station. However, the agreed compensation for the underperformance of the Hadera Power station is limited.

Additionally, the establishment of part of the infrastructure to connect the Hadera Power station and the Hadera Paper mill is under Hadera Paper’s responsibility. If Hadera Paper, which we do not control, does not meet its obligations to establish the infrastructure by the agreed date, this may lead to delays and obstructions in the development and operation of the Hadera Power station, thus adversely affecting OPC’s business and results of operations.

OPC-Hadera has entered into financing agreement to finance the construction of OPC-Hadera’s power plant, and funding under this agreement is subject to conditions, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Hadera Financing.” If OPC-Hadera is unable to comply with any of the conditions could impact the financing for the construction of the power plant and result in delays or an inability to complete the project.

Pursuant to OPC-Hadera's contingent license, the license is valid until September 2019. Expiration of the conditional license prior to the COD date and the receipt of a permanent license would constitute grounds for an event of default under OPC-Hadera's financing agreement.

Furthermore, in the event of significant delays past the agreed COD date, the majority of customers have the right to cancel PPAs, subject to certain conditions.

Tzomet

As discussed under “—OPC faces risks in connection with the expansion of its business,” the conditional license for the construction of the Tzomet plant  remains subject to the Israeli Minister of Energy's approval and the issuance of a guarantee by Tzomet. The grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet's compliance with the conditions set by law. Development of the Tzomet plant is also subject to a positive interconnection survey and to financial closing.

In September 2018, Tzomet entered into an EPC agreement with PW Power Systems LLC, or PW, for construction of the Tzomet project. For more information on this agreement, see “Item 4.B Business Overview—OPC—OPC’s Description of Operations—Tzomet.” If OPC is unable to meet its commitments or achieve the milestones under the agreement, including in the case that OPC is unable to obtain relevant approvals, this could result in increased costs for or delays in the project, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, OPC requires financing in connection with the development of the Tzomet project. If OPC is unable to obtain or utilize financing for the Tzomet project, this may hinder OPC’s ability to complete the Tzomet project.

If these conditions described above for the Tzomet project are not met by January 1, 2020, Tzomet could lose relevant permits to develop the project.

OPC faces competition from other IPPs.

In recent years, the Israeli government’s policy has been to open the electricity market to competition and to encourage the entry of private electricity producers. This policy has increased the number of private electricity producers, increasing the level of competition in the private generation market, which may have an adverse effect on OPC’s business. In 2018, 32% of the total electricity generation in Israel was generated by private producers.

Pursuant to the Electricity Sector Law (Amendment No. 16 and Temporary Order) (2018) that was published in July 2018, the IEC will be required to sell five of its power stations through a tender process over the next 8 years, which is expected to reduce the IEC’s market share to below 40%. Furthermore, the IEC will be required to build and operate two new gas-powered stations, but will not be authorized to construct any new stations or recombine existing stations. This new law is expected to further increase competition from private producers, which may have an adverse effect on OPC’s business. For more information regarding this law, see “—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.”

Increased competition could make it more difficult for OPC to enter into new long-term PPAs, renew the existing PPAs at the time they expire. OPC-Rotem has a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA. The term of the IEC PPA lasts until 20 years after the power station’s COD. According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both with certain restrictions set in the agreement): (1) provide the entire net available capacity of its power station to IEC or (2) carve out energy and capacity for direct sales to private consumers, and OPC-Rotem has accordingly allocated the entire capacity of the plant to private consumers since COD. Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice. If OPC is required to rely on the IEC PPA because it is unable to enter into sufficient PPAs as a result of increased competition, it will be faced with lower margins, which may have an adverse effect on its business, financial condition and results of operations.

OPC is dependent on certain significant customers.

OPC has a small number of customers that purchase a significant portion of OPC’s output under PPAs that account for a substantial percentage of the anticipated revenue of its generation companies. OPC's top five customers represented approximately 75% of its revenues in 2018; therefore, OPC’s revenues from the generation of electricity are highly sensitive to the consumption by significant customers. Therefore, should there be no demand for electricity from OPC’s significant customers or should such customers not fulfill their obligations, including by failing to make payments to OPC, OPC’s revenues could be significantly affected.

The ORL Group, which is a major OPC customer and is considered a related party, represented approximately 20% of OPC's revenues in 2018. Loss of the ORL Group as a customer could have a material adverse effect on OPC's business and results of operations. In January 2018, a shareholder of the ORL Group filed a claim against, among others, OPC, regarding certain gas purchase transactions. If this suit or related considerations impacts OPC's ability to do business with the ORL Group or other related parties, or if OPC were to otherwise lose this significant customer, this could impact OPC's business and results of operations.

Furthermore, OPC-Hadera is dependent on Hadera Paper’s consumption of steam. If such consumption ceases, it could have a material effect on OPC’s operations and OPC-Hadera’s classification as a cogeneration electricity producer (which entails certain benefits). For further information on the regulations relating to cogeneration electricity producers, see “Item 4.B Business Overview—OPC—Regulatory, Environmental and Compliance Matters—Regulatory Framework for Cogeneration IPPs.”

Supplier concentration may expose OPC to significant financial credit or performance risk.

The Tamar Group is OPC's sole supplier of gas. If the Tamar Group is unable to supply OPC with its gas requirements, it could have a material adverse effect on OPC’s profitability. OPC has also entered into an agreement with Energean for the supply of gas in the future, but there is no guarantee that such alternative gas supply will be available by such date or at all. Construction of natural gas reservoirs by Energean has not yet been completed.

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

Furthermore, there is currently a single company supplying natural gas to OPC and one company providing it with gas transmission services. Failure to comply with the requirements of these companies or limitations in the supply or transmission of gas by such companies could affect OPC’s ability to generate electricity using natural gas, which could have a material adverse effect on OPC’s business and results of operations. Finally, OPC’s plants require water for their operation. A continued disruption in the water supply could disrupt the operation of such plants.

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

Under the share purchase agreement, our subsidiary Inkia has agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations are supported by (a) a three-year pledge of shares of OPC which represent 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the purchase price in the form of a four-year $175 million deferred payment agreement, or the Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations. All of the foregoing time periods run from December 31, 2017. To the extent that Inkia is required to make indemnification payments under the share purchase agreement (and such payment obligations are agreed between buyer and seller or determined by a court in a non-appealable judgment), the buyer is entitled to seek recourse to the foregoing support arrangements in the following order: first, by exhausting rights under the OPC share pledge, second, by set off against amounts owing by the buyer under the Deferred Payment Agreement and third against the Kenon guarantee.

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

If Kenon is required to make payments under the guarantee it may need to use funds from its businesses, or sell assets, including OPC shares. Furthermore, any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet the sellers’ obligations.

We are subject to risk in relations to the Deferred Payment Agreement

As part of the consideration for the sale of the Inkia Business, $175 million of the purchase price payable to us was deferred in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind. The obligor under the Deferred Payment Agreement is Nautilus Energy TopCo LLC, or Nautilus Energy, which is the parent company of the buyer of the Inkia Business. The obligations of Nautilus Energy under this agreement are secured by a pledge over its shares by its direct parent company and a pledge over the shares of the direct subsidiary of Nautilus Energy. The obligations of Nautilus Energy are structurally subordinated to all of the debt and other obligations of the buyer of the Inkia Business and the Inkia Business itself. Accordingly, to the extent that the buyer of the Inkia Business or the Inkia Business itself are required to make payments to their creditors, there could be insufficient funds remaining for Nautilus Energy to meet its obligations under the Deferred Payment Agreement. In addition, debt or other agreements may limit amounts which can be distributed or otherwise transferred to Nautilus Energy to make payments on the Deferred Payment Agreement. Finally, Nautilus Energy will depend on cash held or generated by the Inkia Business to be made available to it to meet its obligations under this agreement. ISQ Global Infrastructure Fund II, L.P., an indirect parent of Nautilus Energy, has provided a guarantee of Nautilus Energy’s obligations under the deferred payment agreement. However, this guarantee falls away upon a cross-acceleration of Nautilus Energy’s obligations under the deferred payment agreement. For further information see “Item 4.B Business Overview—Discontinued Operations— Inkia Business—Nautilus Energy TopCo LLC Deferred Payment Agreement.”

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

Qoros has incurred losses since its inception and is continuing to experience losses and negative operating cash flow and expects that this will continue until it achieves significantly higher levels of sales. Qoros’ operating expenses, debt service requirements, capital expenditures and other liquidity requirements are significant. Until Qoros experiences a significant increase in sales, it will continue to require additional financing, including the renewal or refinancing of its working capital facilities, to meet these expenses and requirements, and there is no assurance that Qoros will experience an increase in sales in the near-term, if at all, or obtain additional financing.

Qoros has significant obligations. Qoros has historically relied upon capital contributions, loans, guarantees and pledges from its shareholders, and third-party loans supported by its shareholders, to fund its development and operations. Qoros has long-term, short-term and working capital credit facilities, but amounts available under such facilities are limited. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

The 2018 investment by the Majority Shareholder in Qoros has improved Qoros’ liquidity, but Qoros may need to continue to secure additional financing from shareholders or third party financing institutions to meet its operating expenses, including accounts payable, and debt service requirements until it increases its sales levels. To the extent that the Majority Shareholder in Qoros provides additional financing to Qoros in the form of equity, Kenon’s interest in Qoros would be diluted.

Qoros’ success is dependent upon an increase in sales volumes.

Qoros sales increased in 2018 compared to prior years, but it still needs to increase sales to reach breakeven. In addition, a substantial portion of 2018 sales were made to an entity introduced by the Majority Shareholder in Qoros. Qoros’ success will depend upon Qoros increasing its sales volumes, which will depend on, among other things:

•	the continued development of the Qoros brand;

•	successful development and launch of new vehicle models;

•	expansion and enhanced sales performance of its dealer network;

•	build-up of its aftersales and services infrastructure;

•	managing its procurement, manufacturing and supply processes;

•	the volume of vehicles acquired by a new customer introduced by the Majority Shareholder in Qoros;

•	establishing effective, and continuing to improve, customer service processes; and

•	securing additional financing to support its operating and capital expenses and further its growth and development.

Qoros will need to increase sales to a broad base of customers to establish its brand and create a sustainable customer base.

Qoros sells a majority of its vehicles to a single purchaser

A significant portion of car sales in 2018 were made to a leasing company, which was introduced by the Majority Shareholder in Qoros. If this entity reduces or ceases its purchases from Qoros, it could have a material impact on sales which could have a material adverse effect on Qoros’ business, financial condition and results of operations. Additionally, Qoros faces credit risk with respect to its sales to a significant customer.

Qoros is significantly leveraged.

As of December 31, 2018, Qoros had total loans and borrowings of RMB5.1 billion (approximately $742 million). Qoros will require additional financing for its continued development.

Highly leveraged businesses are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. This is particularly true for Qoros, as Qoros has yet to generate positive cash flows from its operations. Qoros uses a portion of its liquidity to make debt service payments, thereby reducing its ability to use its cash flows to fund its operations, capital expenditures, or future business opportunities. Qoros has been required to make amortizing principal payments on its RMB3 billion, RMB1.2 billion and RMB700 million facilities since 2018 and the repayment requirements will increase significantly in 2019 and in future years.

Qoros’ RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility, and RMB700 million syndicated credit facility contain affirmative and negative covenants. Those facilities, as well as its other short-term credit facilities, also contain events of default and mandatory prepayments for breaches, including certain changes of control, and for material mergers and divestments, among other provisions. A significant portion of Qoros’ assets secures its RMB3 billion syndicated credit facility and, as a result, the amount of collateral that Qoros has available for future secured debt or credit support and its flexibility in dealing with its secured assets is therefore relatively limited.

Currently, Qoros’ debt-to-asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB3 billion syndicated credit facility. In 2016, the lenders under Qoros’ syndicated credit facility waived Qoros’ compliance with the financial covenants under this facility through the first half of 2020. Should Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after the waiver period, and Qoros’ syndicated lenders do not waive such non-compliance or revise such covenants, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility. If Qoros does not maintain a good relationship with its lenders this could impact requests for lender consents, including the consents being sought by Majority Shareholder in Qoros, Chery and Kenon as pledgors of Qoros shares under the RMB1.2 billion facility in connection with the investment by the Majority Shareholder in Qoros.

If Qoros is unable meet its debt service obligations or otherwise comply with other covenants in its credit facilities, this would lead to an event of default. Each of Qoros’ significant debt facilities above contains a “cross-default” provision which provides for an event of default if any other debt of Qoros in excess of RMB50 million becomes payable prior to maturity, so a default under such other debt facilities would result in a default under the facilities referenced above and a default that leads to acceleration under either facility above will result in an event of default under the other facility.

In the event that any of Qoros’ lenders accelerate the payment of Qoros’ borrowings, Qoros would not have sufficient liquidity to repay such debt. Additionally, as a substantial portion of Qoros' assets, including its manufacturing facility and significant portion of its intellectual property, secure its syndicated credit facility and other indebtedness, if Qoros were unable to comply with the terms of its debt agreements, this could result in the foreclosure upon and loss of certain of Qoros’ assets.

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

We have a minority interest in Qoros.

Kenon owns 24% of Qoros. Kenon has agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the Majority Shareholder in Qoros will hold 63% and Chery will own 25%.

Under the investment agreement, the Majority Shareholder in Qoros also has the right to increase its stake in Qoros to up to 67%, subject to conditions. For further information on this option, see “Item 4.B Business Overview—Our Businesses—Qoros —Qoros’ Investment Agreement—Kenon’s Put Option; the Majority Shareholder in Qoros’ Right to make Further Investments in Qoros.” If this right is exercised, Kenon’s indirect interest in Qoros will be further diluted, resulting in less control over the Qoros business.

Prior to the Majority Shareholder in Qoros’ investments, Kenon had a 50% interest in Qoros, and the right to appoint three of the six directors on the Qoros board, among various other management rights. As a result of this investment, Kenon’s interest in Qoros has been diluted, and it is now entitled to only appoint two of the nine Qoros directors.

Accordingly, while Kenon maintains an active role as one of the three joint venture partners in Qoros, it holds a minority interest in Qoros. Qoros’ other joint venture partners may have goals, strategies, priorities, or resources that conflict with our goals, strategies, priorities or resources, which may adversely impact our ability to effectively own Qoros, undermine the commitment to Qoros’ long-term growth, or adversely impact Qoros’ business. In addition, the Joint Venture Agreement contains provisions relating to the transfer and pledge of Qoros’ shares, the appointment of executive officers and directors, and the approval of certain matters which may prevent us from causing Qoros to take actions that we deem desirable. For further information on the terms of our Joint Venture Agreement, see “Item 4.B Business Overview—Our Businesses—Qoros—Qoros’ Joint Venture Agreement.”

Qoros has entered into certain arrangements and agreements with its shareholders.

Qoros sources its engines and certain spare parts from Chery, and has entered into various commercial agreements with respect to the provision of such supplies from Chery.

Qoros has also entered into a platform sharing agreement with Chery, pursuant to which Qoros provided Chery with the right to use Qoros’ platform in exchange for a fee. In 2018, Qoros entered into a new platform sharing agreement with Chery, pursuant to which Chery provides Qoros with a modified version of the Qoros platform which was been further developed by Chery in exchange for a fee.

Qoros has total amounts payable to Chery in the amount of RMB652 million (approximately $95 million) as of December 31, 2018.

Qoros may enter into additional commercial arrangements and agreements with shareholders or their affiliates in the future. Kenon’s ability to control the terms of such transactions may be limited. Such transactions could create potential conflicts of interest, which could impact the terms of such transactions.

Qoros faces certain risks relating to its business.

Qoros faces the following risks relating to its business, which could have a material adverse effect on Qoros’ business, financial condition and results of operations:

•
Risks relating to the evolution of its vehicle models and brand and the achievement of broad customer acceptance – as Qoros’ brand and business are relatively new Qoros has not achieved significant sales levels and its future business and profitability depend, in large part, on Qoros’ ability to sell vehicle models to its targeted customers in its targeted price range;

•
Risks relating to Qoros’ dependence upon a network of independent dealers to sell its automobiles – Qoros’ success is dependent, in large part, upon a network of dealers, whose salespersons Qoros does not directly employ and therefore cannot control, and as a result Qoros’ dealer network may not achieve the required standards of quality of service producers within Qoros’ expected timeframe, if at all. Qoros’ development of its dealer network will likely be affected by conditions in the Chinese passenger vehicle market and the Chinese economy (which may impact Qoros, as a relatively new company, more than other established companies), the financial resources available to existing and potential dealers, the decisions dealers make as a result of the current and future sales prospects of Qoros’ vehicle models, and the availability and cost of the capital necessary to acquire and hold inventories of Qoros’ vehicles for resale. Qoros may have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales, and if Qoros is unable to expand its dealer network, this could make it difficult for Qoros to significantly increase sales levels;

•
Risks relating to the competitive industry in which Qoros operates – Qoros competes in the highly competitive Chinese passenger vehicle market with established automobile manufacturers that may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, pricing sale and support of their products, which could impair Qoros’ ability to operate within this market or adversely impact Qoros’ sales volumes or margins. Furthermore, additional competitors, both international and domestic, may seek to enter the Chinese market. Increased competition may reduce Qoros' margins and may also make it difficult for Qoros to increase sales.

•
Risks relating to recent trends in the Chinese market. The growth rate in the Chinese vehicle market declined in recent years and sales declined in China in 2018, after many years of growth. This trend has resulted in increased competition in China’s automotive market through price reductions, which has resulted in reduced margins.

•
Credit risk. Qoros has accounts receivable for sales of cars on a wholesale basis of RMB1,521 million (approximately US$221 million) as of December 31, 2018 and, accordingly, is subject to credit risk.

If Qoros is unable to keep up with advances in the electric vehicle industry, its competitive position may be adversely affected.

Qoros has recently entered into the electric vehicle market, and in December 2018 Qoros introduced an NEV model of the Qoros Sedan, the Qoros 3 EV500. Qoros expects to experience significant competition in the NEV market, as OEMs are required to satisfy certain recently issued regulations, under which the automakers must obtain a certain NEV score by 2019, which score is related to the number of NEVs the automaker produces. There is also no assurance that the NEV models that Qoros plans to offer will be accepted in this market.

Furthermore, if Qoros fails to introduce an NEV model that is accepted by the market, or fails to keep up with advances in electric vehicle technology, this would result in a decline in Qoros’ competitive position in the NEV market, which could have a material adverse effect on Qoros’ business, financial condition and results of operations.

Following the launch of its NEV models, Qoros will become subject to the laws, licensing requirements, regulations and policies applicable to NEVs in China. In recent years, the Chinese government has offered large subsidies for purchases of electric vehicles. However, these subsidies are expected to be gradually phased out over the next few years, which is expected to increase the costs to consumers and may affect the demand for NEVs in China. This could affect the profitability of the NEV market and have a material adverse effect on Qoros’ business, financial condition and results of operations.

Qoros has recently experienced significant growth in its operations, which may place significant demands on its administrative, operational and financial resources.

Qoros has recently experienced significant growth in its operations. In 2018, Qoros sold approximately 62,000 vehicles, as compared to 15,000 vehicles in 2017, and more than doubled its workforce as compared to the previous year. This rapid growth has placed and may continue to place significant demands on Qoros’ business infrastructure. Moreover, this growth has required, and will continue to require, Qoros to incur significant additional expenses and to commit additional senior management and operational resources. The increased turnover in senior management that Qoros has faced in recent years, including new senior management announced in early 2019, has also increased the pressure on Qoros’ operational resources. These increased demands (and any future increase in such demands) on Qoros’ administrative, operational and financial resources could have a material adverse effect on Qoros’ business, financial condition and results of operations.

Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.

Local and national Chinese authorities have exercised, and will continue to, exercise substantial control over the Chinese economy through regulation and state ownership, including rules and regulations that regulate or affect the Chinese automobile manufacturing process and concern vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Additionally, China has recently permitted provincial and local economic autonomy and private economic activities, and, as a result, Qoros is dependent upon its relationship with the local governments in the Jiangsu province and Shanghai city, among others. As a result, certain of Qoros’ ongoing corporate activities are subject to the approval and regulation of the relevant authorities in China including, among other things, capital increases and investments in Qoros, changes in the structure of Qoros’ ownership, increases in the production capacity, construction of Qoros’ production facilities, ownership of trademarks, the formation of subsidiaries, and the inclusion of Qoros’ products in the national catalogue for purposes of selling them throughout China. Qoros’ operations are also sensitive to changes in the Chinese government’s policies relating to all aspects of the automobile industry. In addition, Qoros’ production facility and products are required to comply with Chinese environmental regulations.

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

China has recently published a set of fuel consumption credit and NEV credit rules to promote the growth of the NEV market and reduce reliance on internal combustion vehicles. Under the regulations, automakers must obtain a certain NEV score by 2019, which score is related to the number of NEVs the automaker produces. If the automaker is unable to obtain the score, it is required to purchase credits from other automakers or will be unable to sell its conventional vehicles. Although Qoros did not purchase a material amount of credits in 2018, the amount could be material in the future. For more information on the risks relating to the NEV industry see “—If Qoros is unable to keep up with advances in the electric vehicle industry, its competitive position may be adversely affected.”

Qoros requires qualified personnel to manage its operations.

Qoros’ senior executives and personnel are important to Qoros’ success, the establishment of Qoros’ strategic direction, and the design and implementation of Qoros’ business plan. Qoros also requires qualified, competent and skilled employees to independently direct its day-to-day business operations, execute its business plans, and service Qoros’ customers, dealers, suppliers and other stakeholders. Qoros’ products and services are highly technical in nature. Therefore, Qoros must be able to attract, recruit, hire, train and retain skilled employees, including employees with the capacity to operate Qoros’ production line as well as employees possessing core competencies in vehicle design and engineering, particularly in light of the resent increase in employee numbers. If Qoros fails to hire, train and retain the required number of qualified personnel to operate its business, or if it experiences excessive turnover, Qoros may experience production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs, or other difficulties, any of which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity. In recent years, Qoros has made a number of personnel changes at the executive management level and in the senior management structure, including after the investment in Qoros in 2018. In early 2019, Qoros made a number of further changes at the executive management level. Such management changes have affected and any future changes may affect, Qoros’ ability to execute its business plan.

Qoros is dependent upon its suppliers.

Qoros sources the component parts necessary for its vehicle models from over 100 suppliers. A number of Qoros’ component parts are currently obtained from a single source. Additionally, Qoros sources its engines and certain spare parts from Chery.

Qoros is dependent upon the continued ability of its suppliers to deliver the materials, systems, components and parts needed to conduct its manufacturing operations in sufficient quantities and at such times that will allow Qoros to meet its production schedules. As Qoros’ suppliers may also supply a significant portion of the components and parts of Qoros’ competitors, such concentration may expose Qoros and its competitors to increased pricing pressure. Qoros may also be unable to procure the components necessary for its vehicle models if the established manufacturers with which it competes have the capacity to influence Qoros’ suppliers. In addition, qualifying alternate suppliers or developing replacements for certain highly customized components of its vehicles may be time consuming and costly or may force Qoros to make modifications to its vehicle models’ designs or schedules. An unexpected shortage of materials, systems, components or parts, if even for a relatively short period of time, could prevent Qoros from manufacturing its vehicles, cause Qoros to alter its production designs, or prevent Qoros from timely supplying its dealers with the aftersales parts necessary for the servicing of Qoros’ vehicles.

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

Qoros’ business plan contemplates the introduction of new vehicle models, including NEV models, as well as enhanced versions of existing vehicle models, over the short- and long-term. In light of technological developments, Qoros will need to continually upgrade and adapt its vehicle models, vehicle platform and manufacturing facility in Changshu, as automobile customers generally expect new or enhanced vehicle models to be introduced frequently. Upgrading and adapting Qoros’ vehicle models and manufacturing facility and developing and launching NEVs will require significant investments. Further, there can be no assurance that Qoros will be able to secure the necessary financing to fund the continued introduction and manufacturing of new and enhanced vehicle models, design future vehicle models that will maintain the high quality standards required for Qoros’ branding image, meet the expectations of its customers, and become commercially viable. In addition, automobile manufacturers often experience delays and cost overruns in the design, manufacture and commercial release of new and enhanced vehicle models. Qoros has experienced and may in the future experience such delays and cost overruns.

Qoros faces risks relating to its auditor.

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

Furthermore, in late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms, including the auditor of Qoros. The Rule 102(e) proceedings initiated by the SEC related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002. In February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC, agreeing, among others, to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Our independent registered public accounting firm currently relies on a Chinese member firm of the “Big Four” network for assistance in completing the audit work associated with our investment in Qoros. If the settlement terms are not adhered to, the Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC in the future. In addition, it could be difficult for Qoros to timely identify and engage another qualified independent auditor.

Any such occurrences may ultimately affect the continued listing of our ordinary shares on the NYSE, or our registration with the SEC, or both. Moreover, any further negative news about the proceedings, any violations of the settlement agreement relating to the proceedings or any future proceedings against these audit firms may adversely affect investor confidence in companies with substantial mainland China based operations listed in, or affiliated with listings in, the U.S., such as Qoros, which could have a material adverse effect on the price of our ordinary shares and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Risks Related to Our Other Businesses

Risks Related to Our Interest in ZIM

ZIM is highly leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations.

As of December 31, 2018, ZIM had approximately $1.5 billion of outstanding debt to be repaid between 2019 through 2030, of which $292 million of principal is scheduled to be repaid during 2019. Many of the financing agreements relating to ZIM’s debt facilities contain covenants and limitations, including:

•	Minimum liquidity, fixed charge coverage ratio and total leverage covenants; and

•	Other non-financial covenants and limitations such as restrictions on dividend distributions, asset sales, investments and incurrence of debt, as well as reporting obligations.

In 2014, ZIM completed a comprehensive restructuring of its outstanding debt, which resulted in a significant reduction in debt and reduced our former parent company's interest in ZIM from approximately 99% to 32%.

In 2016, ZIM agreed with its creditors a rescheduling of principal payments of $116 million originally scheduled for payment in by September 30, 2017, as well as to waive and revise certain covenants to which ZIM was subject. The covenants which had been waived for 2017, were further waived in July 2018 until reinstated in March 2020, except for the minimum liquidity requirement, which continues to apply.

If ZIM is unable to meet its obligations or refinance its indebtedness as it becomes due given that ZIM has limited assets available for sale or refinancing, or if ZIM is unable to comply with its covenants, ZIM may have to take disadvantageous actions, such as (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating a high level of ZIM’s cash flow from operations to the payment of principal and interest on indebtedness. As a result, the ability of ZIM’s business to withstand competitive pressures and to react to changes in the container shipping industry could be impaired. If ZIM is unable to comply with its covenants or meet debt service obligations and is unable to obtain waivers from the relevant creditors, a breach of any of its debt instruments and/or covenants could result in a default under the relevant debt instruments. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, ZIM may not have sufficient assets to repay any outstanding indebtedness. Furthermore, a default or the acceleration of any obligation under a particular debt instrument may cause a default under other material debt or permit the holders of such debt to accelerate repayment of their obligations pursuant to “cross default” or “cross acceleration” provisions, which could have a material adverse effect on ZIM’s business, financial condition and liquidity and the value of Kenon's interest in ZIM. For additional information, see “Item 5.B Liquidity and Capital Resources—ZIM’s Liquidity and Capital Resources.”

Furthermore, ZIM may be unable to generate sufficient cash flows to satisfy its debt service and other obligations. ZIM’s ability to generate cash flow from operations to make interest and principal payments on ZIM’s debt obligations depends on its performance, which is affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If ZIM’s operations do not generate sufficient cash flow from operations to satisfy its debt service and other obligations, ZIM may need to sell assets, borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring its debt, or reducing or delaying capital investments and other expenses. ZIM's debt instruments limit the incurrence of debt, so ZIM may not be permitted to incur additional debt. Even if ZIM is permitted to so incur additional debt under its debt agreements, it may be difficult for ZIM to do so on commercially reasonable terms or at all. Substantially all of ZIM's vessels are leased by ZIM and accordingly, ZIM has limited assets that it owns and is able to pledge to secure financing, which can make it difficult for ZIM to incur additional debt financing.

The container shipping industry is dynamic and volatile.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of global economic conditions and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•	global and regional economic and geopolitical trends, including armed conflicts, terrorist activities, embargoes and strikes;

•	the supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•	developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (mainly in the U.S. - China trades);

•	the relocation of manufacturing capabilities to importers’ nearby locations/inland locations;

•	currency exchange rates;

•	prices of energy resources;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•	changes in the infrastructure and capabilities of ports and terminals;

•	weather conditions; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

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

Global container ship capacity has increased over the years and continues to exceed demand. As of December 31, 2018, global container ship capacity was approximately 22.3 million 20-foot equivalent units, or TEUs, spread across approximately 5,284 vessels. According to Alphaliner, as a result of the large global orders for vessels with carrying capacities of 18,000 TEUs and above, capacity is projected to continue to impact the industry and the capacity growth rate in 2019 is projected to be similar to the growth rate of the demand for shipping services. Additionally, responses to changes in market conditions may be slow as a result of the time required to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance to address expected demand, vessels may be delivered during times of decreased demand or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may continue to face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to an increase in capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping of older vessels, any decline in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, dry-docked, awaiting repairs or are otherwise not available for hire). Excess capacity depresses freight rates and can lead to lower utilization rates, which may adversely affect ZIM’s revenues, profitability and asset values. Until such capacity is fully absorbed by the container shipping market and, in particular, the shipping lines on which ZIM’s operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

Furthermore, in recent years, container ship capacities have increased globally at a faster rate than the rate at which some container ports have increased their capacities, leading to considerable delays in processing container shipments in affected ports. As a result of longer load and unload times, increases in container ship capacities could increase port congestion, which could have a material adverse effect on affected shipping lines. In addition, the continued growth in industry capacity has resulted in difficulty in securing sufficient terminal slots to expand operations due to the limited availability of port facilities.

ZIM’s ability to enter into strategic alliances and participate in operational partnerships in the shipping industry remains limited, which may adversely affect ZIM’s business, and ZIM faces risks related to its strategic cooperation agreement with the 2M Alliance.

The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2018, OOCL was acquired by COSCO and three large Japanese carriers (ONE) merged. In 2017, the merger of United Arab Shipping Company and Hapag-Lloyd, and the acquisition of Hamburg Sud by Maersk took place. In 2016, COSCO and China Shipping Container Lines merged (into COSCO Shipping), APL Shipping was acquired by CMA CGM Shipping and Hanjin Shipping filed for bankruptcy.

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

ZIM is not party to any strategic alliances and therefore has not been able to achieve the benefits associated with being a member of such an alliance. If ZIM is unable to enter into strategic alliances in the future, it may be unable to achieve the cost and other synergies that can result from such alliances which can impact ZIM's business and results of operations.

In September 2018, ZIM and the 2M Alliance entered into a strategic operational cooperation agreement in the Asia-USEC trade zone. In January 2019, ZIM entered into a second strategic cooperation agreement with the 2M Alliance to cover the (i) Asia - East Mediterranean and (ii) Asia - American Pacific Northwest trade zones. The second agreement remains subject to regulatory approvals. For additional information on the 2M Alliance, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Description of Operations.” ZIM is party to operational partnerships with other carriers in some of the other trade zones in which it operates, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. These strategic cooperation agreements and other arrangements reduce ZIM’s flexibility in decision making in the covered trade zones and ZIM is subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in the rest of the trade zones in which the 2M Alliance operates as well as in other trade zones in which other alliances operate, ZIM is still unable to benefit from the economies of scale that many of its competitors are able to achieve through participation in strategic arrangements. If ZIM is not successful in expanding or entering into additional operational partnerships, this could adversely affect its business. In addition, ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and has therefore limited, and may continue to limit, ZIM’s ability to enter into alliances or operational partnerships with certain shipping companies.

Declines in freight rates or other market conditions and other factors, could negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in ZIM or Kenon incurring impairment charges.

At each of its reporting periods, ZIM examines whether there have been any events or changes in circumstances, such as a decline in freight rates or other market conditions, which would indicate an impairment. Additionally, when there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized in its financial statements. The projection of future cash flows related to ZIM’s CGU, which is one CGU, is complex and requires ZIM to make various estimates including future freight or charter rates, bunker prices, earnings from the vessels and discount rates, all of which have been volatile historically. Should freight rates decline significantly or ZIM or the shipping industry experience adverse conditions, this may have a material adverse effect on ZIM’s business, results of operations and financial condition, which may result in ZIM or Kenon recording an impairment charge.

An increase in bunker prices may have an adverse effect on ZIM’s results of operations.

Bunker expenses represent a significant portion of ZIM’s operating expenses, accounting for 17% and 13% of the income from voyages and related services for the years ended December 31, 2018 and 2017, respectively. Bunker prices move in close interdependence with crude oil prices, which have historically exhibited significant volatility. In the past year bunker prices have risen significantly, which has impacted our results of operations. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, global terrorism, political instability and tensions in North Africa and the Middle East, environmental regulations, fracking, and the long-term increase in global demand for oil.

Increases in bunker prices could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically, and in line with industry practice, from time to time ZIM has imposed surcharges over the base freight rate ZIM charges to its customers in part to minimize its exposure to certain market-related risks, including bunker price adjustments. The new regulations introduced by the International Maritime Organization, or IMO, expected to come into effect in 2020 are expected to result in an increase in bunker costs. For more information on such regulations see “—ZIM is subject to the IMO’s environmental regulations and failure to comply with such regulations could have a material adverse effect on ZIM’s business.” However, there can be no assurance that ZIM will be successful in passing on future price increases, as a result of the 2020 regulations or otherwise, to customers in a timely manner, either for the full amount or at all.

ZIM’s bunker consumption is affected by various factors, including the number of vessels being employed, vessel size and capacity (and therefore bunker consumption increases with vessel size), speed (with consumption increasing dramatically as speed increases), vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. ZIM has implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode and “turbocharger cut-out” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, ZIM manages part of its exposure to bunker price fluctuations by entering into hedging arrangements. ZIM’s optimization strategies and hedging program may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of ZIM’s exposure is hedged. There can be no assurance that ZIM’s hedging arrangements will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that the counterparties will be able to perform under ZIM’s hedging arrangements.

Greater restrictions on global trade, especially imposed on or by China, could have a material adverse effect on ZIM’s business.

ZIM’s operations are exposed to the risk of increased trade protectionism, particularly with regards to China as a significant portion of ZIM’s business originates from China. China’s import and export of goods may be affected by trade protectionism, specifically the ongoing “Trade War” characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries, including as a result of the current "Brexit" situation. These risks may have a direct impact on the container shipping industry.

The U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has taken steps toward restricting trade in certain goods. The U.S. has imposed around $500 billion worth of tariffs on Chinese imports in 2018.

China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China imposed more than US$100 billion on U.S. imports in 2018.

Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from Asia Pacific, the length of time required to deliver goods from the region and the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. They could also result in an increased number of vessels returning from China with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. Such restrictions, if they continue to be implemented in the same manner, may affect the global demand for ZIM’s services and could have a material adverse effect on ZIM’s business, financial condition and results of operations. The current "Brexit" situation could also have an impact on trading relationships and therefore the container shipping industry.

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

Furthermore, China’s import and export of goods may also be affected by trade protectionism and local production over foreign trade, which may affect the demand for maritime shipping, particularly between the United States and China. See “—Greater restrictions on global trade, especially imposed on or by China, could have a material adverse effect on ZIM’s business.”

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

Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disrupting economic activities. Recent political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. Armed conflicts or hostilities in Israel or neighboring countries could cause disruptions in ZIM’s operations, including significant employee absences, failure of its information technology systems and cyber-attacks, which may lead to the shutdown of its headquarters in Israel. ZIM’s commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages caused by terrorist attacks or acts of war, ZIM cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to fully compensate us for damages incurred. Any losses or damages incurred by us could have a material adverse effect on its business. Any armed conflict involving Israel could adversely affect ZIM’s business and results and operations.

Although ZIM maintains an emergency plan, wars and military conflicts can have a material adverse effect on its operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact ZIM’s business relationships and thereby have a material adverse effect on its business, financial condition, results of operations or liquidity. As an Israeli company, ZIM has relatively high exposure, compared to many of its competitors, to acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). If ZIM’s facilities, including its headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for us to develop alternative infrastructure and ZIM may not be able to avoid service interruptions. Additionally, ZIM’s owned and chartered vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency. Any of the aforementioned factors may negatively affect ZIM and its results of operations. For further information on the risks related to entry into operational partnerships within the shipping industry, see “—ZIM’s ability to enter into strategic alliances and participate in operational partnerships in the shipping industry remains limited, which may adversely affect ZIM’s business, and ZIM faces risks related to its strategic cooperation agreement with the 2M Alliance.”

ZIM charters substantially all of its fleet and the cost associated with chartering such vessels is unpredictable.

ZIM charters substantially all of the vessels in its fleet. As of December 31, 2018, of the 73 vessels through which ZIM provides transport services globally, 70 are chartered (including 5 vessels accounted under financial leases and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average. A rise in charter hire rates may adversely affect ZIM’s results of operations. ZIM is party to a number of long-term charter agreements. As of December 31, 2018, approximately 81% of ZIM’s chartered vessels (in terms of capacity) are chartered under operational leases for terms exceeding one year. As a result, ZIM may be unable to take full advantage of short-term reductions in charter hire rates. In addition, some of ZIM’s long-term charter agreements contain rate adjustment mechanisms pursuant to which charter hire rates will increase if the market rate increases, so ZIM may not benefit from such long-term charter agreements in the event of an increase in market charter hire rates. Furthermore, if ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to ZIM, if at all, this may have a material adverse effect of on its business, financial condition, results of operations and liquidity.

Due to ZIM's lack of diversification, adverse developments in the container shipping industry could reduce ZIM's ability to service its debt obligations

ZIM relies mainly on the cash flow generated from its results of operation, and accordingly its financial condition, are significantly dependent on conditions in the container shipping market, which are for the most part beyond ZIM's control. For example, ZIM's results in any given period are substantially impacted by supply and demand in container shipping market, which impacts freight rates, bunker prices, and the prices it pays under the charters for its vessels. ZIM does not own any ports or similar ancillary assets.

Due to ZIM's lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on its financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair ZIM's ability to service debt.

In addition, ZIM charters substantially all of its vessels, and a significant number of its charters will expire within the next 5 years. ZIM will be subject to market conditions for charter rates prevailing at the time new charters are entered into. If ZIM is unable to enter into new charters for vessels as existing charters expire on favorable terms this will impact its business and results of operations.

The trend towards increasing vessel sizes has and may continue to adversely affect ZIM.

Container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels (assuming the vessels are operating at full capacity), as, among other reasons, larger vessels provide increased capacity and fuel efficiency. As a result, cargo shippers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels of 18,000 TEUs and above represented approximately 36% of the current global order book based on TEU capacity as of February 2019. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade zone will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfers, which are referred to as “fleet cascading,” may in turn generate similar effects in the other, smaller trade zones in which ZIM operates. The continued deployment of larger vessels by ZIM’s competitors will adversely impact ZIM’s competitiveness if ZIM is not able to acquire, charter or obtain financing for large container vessels on attractive terms or at all. This risk can be further exacerbated due to ZIM’s inability to participate in certain alliances and thereby access larger vessels for deployment as well as the limitations on vessel size and ability to own vessels imposed on ZIM by the covenants in its debt facilities. Even if ZIM is able to acquire or charter larger vessels, ZIM may be unable to achieve utilization rates necessary to operate such vessels profitably.

As a result of the expansion of the Panama Canal, the canal can accommodate container vessels with capacities of 13,000-14,000 TEUs, which can then access via the Panama Canal the Pacific trade zone, which is one of ZIM’s strategic trade zones.

In order to maintain and/or increase their competitiveness ZIM’s competitors are gradually updating their fleet to capacities of 13,000-14,000 TEUs in the trans-Pacific trade zone. The introduction of such vessels within this trade zone has required shipping liners seeking to remain competitive, including ZIM, to alter their fleet composition and incorporate larger vessels into their Panama Canal operations. However, ZIM currently does not have any agreements in place to procure or charter-in large container vessels with capacities of 13,000-14,000 TEUs. As a result, a significant portion of ZIM’s vessels may become increasingly less efficient to operate via the Panama Canal.

ZIM is subject to the IMO’s “2020” environmental regulations and failure to comply with such regulations could have a material adverse effect on ZIM’s business.

In October 2016, in an attempt to reduce marine pollution and emissions, the IMO announced that it was proceeding with a requirement for 0.5% mass by mass sulfur content in marine fuel (down from current levels of 3.5%) for all marine carriers, currently expected to become effective in January 2020 (known as the “Sulphur Cap” regulation). In April 2018, the IMO’s Marine Environment Protection Committee, or MEPC, further prohibited the carriage of non-compliant fuel after 2020, unless a ship is fitted with an equivalent arrangement to reduce emissions, such as a scrubber. Therefore, it is expected that by 2020 ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices for such bunker due to supply constraints. The regulation could also affect the supply of vessels in the market. Compliance with this regulation by installing pollution control equipment (i.e., scrubbers), using lower sulfur fuel or deploying new types of vessels using liquefied natural gas (LNG) is expected to result in significant costs for carriers and container shipping companies, including ZIM, may seek to implement a surcharge in order to compensate for this cost impact but there is no assurance that any such surcharge will mitigate these increased costs in full or at all.

ZIM is subject to environmental and other regulations and failure to comply with such regulation could have a material adverse effect on ZIM’s business.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated standard on or after September 8, 2019. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial and adversely affect ZIM's profitability.

In addition, ZIM may be required to incur significant costs in connection with modifications to environmental regulations applicable to shipping companies. For risks associated with the IMO’s 2020 sulfur emission regulations see “—ZIM is subject to the IMO 2020 environmental regulation and failure to comply with such regulation could have a material adverse effect on ZIM’s business.”

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

As a company with global operations, ZIM is also subject to anti-corruption and anti-bribery laws in Israel and other countries. The risks related to this are described in more detail under “—We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.”

Finally, ZIM is subject to the EU’s General Data Protection Regulation (2016/679), or the GDPR, which relates to the collection, use, retention, security, processing and transfer of personally identifiable information about ZIM’s customers and employees in the countries where ZIM operates. The EU data protection regime expands the scope of the EU data protection law to all companies processing data of EEA individuals, imposes a more stringent data protection compliance regime, including the introduction of administrative fines of up to the greater of 4% of worldwide turnover or €20 million (as well as the right to compensation for financial or non-financial damages claimed by any individuals), and includes new data subject rights such as the “portability” of personal data. Any failure, by ZIM to comply with the GDPR where applicable could result in proceedings or actions against ZIM which could subject ZIM to significant fines, penalties, judgments and negative publicity.

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

Finally, Commission Regulation (EC) No 906/2009, or the Block Exemption Regulation, exempts certain cooperation agreements (such as operational cooperation agreements VSA (vessel sharing agreements), SCA (slot chartering agreements and slot swap agreements) in the liner shipping sector from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. If the Block Exemption Regulation is not extended or its terms are amended this could have an adverse effect on the shipping industry and limit the ability of ZIM and other shipping companies to enter into cooperation arrangements, therefore adversely affecting ZIM’s business, financial condition and results of operations.

There are numerous risks related to the operation of any sailing vessel, as well as the carrying of cargo, and ZIM’s inability to successfully respond to such risks could have a material adverse effect on ZIM.

There are numerous risks related to the operation of sailing vessels, including dangers associated with failure or unauthorized access to information systems, port closures, marine disasters, fire, mechanical failures, collisions, lost or damaged cargo, contraband smugglers, poor weather conditions, the content of the load, including hazardous cargo, exceptional load, meeting deadlines, risks of documentation, maintenance and the quality of fuels, piracy, shortages of containers, shortages of qualified sea and shoreside personnel and maritime arrests arising from unsatisfied debts, claims or damages. The occurrence of any of the aforementioned risks could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and ZIM may not be adequately insured against any of these risks.

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

Primus is seeking to enter into agreements with equity partners to fund the development of new projects. If Primus is unable to secure funding from equity partners, it may be unable to fund development of projects which could impact its ability to develop its business. Primus' lack of a track record in developing projects could impact its ability to secure equity funding for projects.

Primus’ operations are highly dependent upon commodity prices, particularly natural gas, gasoline and methanol.

Primus’ operations depend substantially on the prices of various commodities, including natural gas, gasoline, crude oil, methanol and others, and in particular on the spread between natural gas and certain refined products. The prices of certain of these commodities are volatile, and this volatility may affect Primus’ ability to market its technology and processes.

The liquids that Primus produces using its STG+ process (gasoline, methanol and stream miscible with crude) will compete in markets with refined petroleum products. Because natural gas, or syngas derived from natural gas, will be primarily used as the feedstock in Primus’ STG+ process, an increase in natural gas prices relative to prices for refined petroleum products, or a decrease in prices for refined petroleum products, could adversely affect demand for Primus’ technology. The price and availability of natural gas and refined products may be affected by numerous factors, including the level of consumer product demand, weather conditions, the availability of water for fracking, domestic and foreign government regulation (including regulation of fracking), the actions of the Organization of Petroleum Exporting Countries, political conditions in oil and natural gas producing countries, the supply of domestic and foreign crude oil and natural gas, the location of any plants developed by Primus vis-á-vis natural gas reserves and pipelines, the capacities of such pipelines, fluctuations in seasonal demand, governmental regulations, the price and availability of alternative fuels and overall economic conditions. Primus cannot predict future demand and prices for natural gas or refined products, and a collapse in the price spread between natural gas and certain refined products could have a material adverse effect on its business, financial condition, results of operations or liquidity.

Primus’ STG+ process may not generate fuel that satisfies required specifications.

The commercialization of Primus’ technology contemplates the production of liquids that satisfy certain specifications. If any of the liquids produced by Primus’ STG+ process do not satisfy required specifications, Primus may be unable to market and commercialize its proprietary liquids technology, the STG+ process. Any change in such specifications, could increase Primus’ expenses or delay the commercialization or viability of Primus’ gas monetization technology, which could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

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

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. For example, in 2018, we distributed $765 million in cash to our shareholders. Although a significant percentage of our shareholders hold their shares through the TASE, the dividend was denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic registrants listed on the NYSE.

We are incorporated under the laws of Singapore and, as such, will be considered a “foreign private issuer” under U.S. securities laws. Although we will be subject to the reporting requirements of the Exchange Act, the periodic and event-based disclosure required of foreign private issuers under the Exchange Act is different from the disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are also exempt from certain other sections of the Exchange Act that U.S. domestic registrants are otherwise subject to, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of ours are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and are not obligated to file the reports required by Section 16 of the Exchange Act.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting of shareholders held in 2018, or the 2018 AGM, our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2019, or the 2019 AGM, or the expiration of the period by which the 2019 AGM is required to be held) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2018 AGM and shareholders will be asked to renew this authority at the 2019 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based upon, among other things, the valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our previous taxable year ended December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, 25% or more (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. For instance, the sale of the Inkia Business and the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. Furthermore, if the sale of half of our remaining interest in Qoros to the Majority Shareholder in Qoros is completed (which would reduce our equity interest in Qoros to 12%), it may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

•
a 24% interest in Qoros, a China-based automotive company (Kenon has agreed to sell half of its interest to the Majority Shareholder in Qoros, subject to closing conditions; upon completion of this sale, Kenon will hold a 12% interest in Qoros);

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

We were incorporated in March 2014 under the Singapore Companies Act. The legal and commercial name of the Company is Kenon Holdings Ltd. Our principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192. Our telephone number at our principal place of business is + 65 6351 1780. Our internet address is www.kenon-holdings.com.We have appointed Gornitzky & Co., Advocates and Notaries, as our agent for service of process in connection with certain claims which may be made in Israel.

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

The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.    Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage companies.

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operation of OPC and Qoros.

Our strategy is to realize the value of our businesses for our shareholders. In connection with this strategy, we will support the development of our business and we may provide our shareholders with direct access to our businesses, which may include spin-offs, listings, offerings, distributions or monetization of our businesses. To the extent we monetize our businesses (i.e., through offerings or sales), we may distribute the proceeds derived from such transactions to our shareholders. We made two cash distributions to shareholders in 2018, distributing a total of $765 million following the sale of the Inkia Business at the end of 2017 and the sale of a part of our interest in Qoros and related transactions in 2018.

We have implemented a number of steps in furtherance of our strategy in 2017, 2018 and 2019 for our primary businesses as described below:

•	OPC:

•	In 2017, we completed an IPO and listing of our OPC business in Israel, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining a 76% stake.

•	Qoros:

•
In 2018 we entered into agreements to facilitate a new investment in Qoros, whereby the Majority Shareholder in Qoros acquired a 51% stake in Qoros, with Kenon and Chery retaining a 24% and 25% stake in Qoros, respectively. The agreement also provided Kenon a put option to sell some or all of its remaining interest in Qoros to the Majority Shareholder in Qoros for consideration of up to RMB3.12 billion (approximately $454 million) (subject to adjustments). The investment resulted in significant equity investment in Qoros and required the Majority Shareholder in Qoros to assume its pro rata share of guarantee and pledge obligations in respect of Qoros bank debt. This investment ultimately led to net cash proceeds to Kenon's subsidiary Quantum of RMB1.2 billion (approximately $175 million).

•
In January 2019, we entered into an agreement to sell half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately US$227 million), which is based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros. The sale is subject to obtaining relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the Majority Shareholder in Qoros will hold 63% and Chery will own 25%. The Majority Shareholder in Qoros will be required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on its equity ownership in Qoros (including this change in its ownership).

•
IC Power: At the end of 2017, we sold IC Power’s power distribution and generation businesses in Latin America and the Caribbean for consideration of $1,322 million (including final closing adjustments), of which $175 million was deferred. The proceeds were used to repay debt and pay taxes and other expenses, and to fund a distribution to Kenon shareholders of $665 million.

•
Distributions to Shareholders: Kenon distributed a total of $765 million to shareholders via a return of capital and a dividend in 2018 which Kenon was able to do as a result of the transactions described above.

We also hold interests in:

•
ZIM, a large provider of global container shipping services, which, as of December 31, 2018 operated 73 (owned and chartered) vessels with a total container capacity of 348,053 TEUs, and in which we have a 32% equity interest; and

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

OPC

OPC, which accounted for approximately 100% of our revenues in the year ended December 31, 2018, is an owner, developer and operator of power generation facilities located in Israel. OPC’s facilities and primary development projects are set forth below.

•
OPC-Rotem, in which OPC has an 80% equity interest, operates a conventional combined cycle power plant in Mishor Rotem, Israel, with an installed capacity of 466 MW (based on OPC-Rotem’s generation license). The power plant utilizes natural gas, with diesel oil and crude oil as backups.

•
OPC-Hadera, a wholly-owned subsidiary of OPC, operates steam boilers and turbines with an installed capacity of up to 18 MW in Hadera. In June 2016, OPC-Hadera commenced construction of the OPC-Hadera plant, a cogeneration power station in Israel, which is expected to have a capacity of up to 148 MW, and is expected to reach its COD by the third quarter of 2019. OPC expects that the total cost of completing the OPC-Hadera plant (including the consideration for the original acquisition of OPC-Hadera) will be approximately NIS 1 billion (approximately $267 million). As of December 31, 2018, OPC-Hadera had substantially completed construction of the power plant’s generation units; however, construction still requires the completion of additional tests and further preliminary requirements to reach commercial operation. As of December 31, 2018, OPC-Hadera had invested approximately NIS 822 million (approximately $219 million) in the project.

•
Tzomet, in which OPC has a 95% equity interest, is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. In January 2019, OPC entered into an agreement for the acquisition of the remaining 5% of the shares of Tzomet. A conditional license for the construction of the Tzomet plant remains subject to conditions. In addition, the Tzomet project is subject to a positive interconnection survey and to financial closing. In September 2018, Tzomet entered into an EPC contract in an amount equivalent to approximately $300 million with PW for the design, engineering, procurement and construction of the Tzomet power plant. The aggregate consideration is payable based on the achievement of milestones. For more information, see “Item 4.B Business Overview—OPC—OPC’s Description of Operations—Tzomet.”

For risks related to OPC’s expansion, see “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.”

In August 2017, OPC completed an initial public offering in Israel, and a listing on the TASE, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining 76% stake.

The following table sets forth summary operational information regarding each of OPC’s operating companies as of December 31, 2018:

Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)	Type of Asset
Israel	OPC-Rotem	80%	Natural Gas and Diesel	466	Greenfield
Israel	OPC-Hadera	100%	Natural Gas and Diesel	18	Acquired
Total Operating Capacity				484

The weighted average remaining life of OPC’s PPAs based on firm capacity, as of December 31, 2018, is approximately 6 years for OPC-Rotem and 14 years for OPC-Hadera. For OPC-Rotem, this reflects the weighted average remaining life of its PPAs with end users based on OPC’s firm capacity. The IEC PPA (as defined below), which extends for a 20-year term from COD, provides OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to end users. OPC-Rotem has exercised this option and sells all of its energy and capacity directly to 23 end users (i.e. customers other than the IEC), as of the date of this report. For further information on the IEC PPA, see “—Regulatory, Environmental and Compliance Matters.”

Industry Overview

Overview of Israeli Electricity Generation Industry

According to the Israel Central Bureau of Statistics, Israel had a population of approximately 8.9 million as of December 31, 2018.

Israel’s power generation units primarily utilize fossil fuels. Most of the activity of power generation in Israel is carried out by the state-owned IEC. However, in recent years the market share of private producers has been increasing in light of the Israeli government policy to allow competition in the electricity market.

The following tables feature data on the share of private electricity producers and the IEC in the electricity market in 2017 and 2016, as published by the EA. To the best of OPC’s knowledge, as at the publication date of the report, data in respect of 2018 had not yet been published.

	December 31, 2017		December 31, 2016
	Installed Capacity (MW)	% of Total Installed Capacity in the Market	Installed Capacity (MW)	% of Total Installed Capacity in the Market
IEC	13,355	76%	13,617	77%
Private electricity producers (including renewable energy)	4,254	24%	4,012	23%
Private electricity producers (without renewable energy)	3,217	18%	3,077	17%
Renewable energy (private electricity producers)	1,037	6%	935	6%
Total in the market	17,609	100%	17,629	100%

	Energy generated (thousands of MWh)	% of total generated in the market	Energy generated (thousands of MWh)	% of total generated in the market
IEC	48,833	72%	48,722	72%
Private electricity producers (including renewable energy)	19,338	28%	18,554	28%
Private electricity producers (without renewable energy)	17,748	26%	17,015	26%
Renewable energy (private electricity producers)	1,590	2%	1,539	2%
Total in the market	68,171	100%	67,276	100%

(1)	Based on the Report on the Condition of the Electricity Market for 2017 and the database for the annual update to the electrical tariff for 2019, as published by the EA.

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

In December 2018, the EA published the electricity tariffs for 2019, which included an increase of the EA’s generation component tariff by approximately 3.3%. This tariff is based, among other things, on the IEC’s fuel costs, of which a substantial part are the IEC’s coals and gas costs. According to public reports of the Tamar Group partners, in February 2019 an amendment to the agreement of the Tamar Group with the IEC was approved regarding the price of natural gas under the agreement. If the amendment is executed, the IEC will pay lower prices for the natural gas supplied under the agreement, commencing from January 2019 up to the first price adjustment date (currently set for July 1, 2021). This could impact the tariffs under PPAs and could potentially affect the price that OPC pays for gas. The generation component tariff may also be affected by IEC’s other expenses and revenues, which in turn maybe affected by the results of the legal proceedings to which the IEC is a party. For information on the risks associated with the indexation of OPC’s revenues and cost of sales to the EA’s generation component tariff and its potential impact on OPC’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to OPC— Changes in the EA’s electricity rates may reduce OPC’s profitability.”

As of December 31, 2017, the total installed capacity of the Israeli market (IEC and IPPs) was approximately 16,500 MW excluding renewable energy, and approximately 17,500 MW, including renewable energy. According to Bank of Israel’s and IEC projections, the demand for electricity in Israel is expected to grow at an annual rate of 2.7% from 2018 to 2030. These projections for the growth in the electricity market are based on the following assumptions published by the EA:

Component	Megawatt
Installed capacity (without renewable energy) as at December 31, 2017	16,525
Disposal of power plants of IEC up to 2030, whether by virtue of a Government decision or due to the age of the plants (Orot Rabin units 1–4 (1,440 MW), Reading (428 MW), Eshkol (912 MW), Ramat Hovav (335 MW) and additional units (621 MW)	3,736
Additional capacity through facilities under construction and quotas published by the EA	2,838
Expected installed capacity in 2030 without additional quotas	15,527
Forecasted peak demand in 2030 plus required reserve of 3,700 MW	23,400
Contribution of renewable energy and integration of accumulation in the renewable energy facilities for savings on the conventional capacity required	1,200
Additional installed capacity required (not including renewable energy)	6,573
Additional installed capacity required (including renewable energy)	7,500

The IEC has been classified by the Electricity Sector Law as an “essential service provider” and, as such, is subject to basic obligations concerning the proper management of the Israeli power utility market. These obligations include the filing of development plans, management of Israel’s power system, management of Israel’s power transmission and distribution systems, provision of backup and infrastructure services to IPPs and consumers, and the purchase of power from IPPs. IEC also transmits all of the electricity in Israel.

Pursuant to the Israeli Government’s electricity sector reform, among other things, (i) the IEC will be required to sell five power plants through a tender process over the next 8 years, which is expected to reduce its market share to below 40%, (ii) the IEC will cease acting as the System Administrator and (iii) certain limitations will be imposed on entities participating in the tender process as well as in overall capacity held by a single entity in the market. Furthermore, the IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations, see “—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” This reform is expected to increase IPPs’ presence in the market and lead to further industry competition.

In January 2019, in a letter to OPC, the IEC stated that from February to December 2019, OPC-Rotem and OPC-Hadera are expected to run on diesel oil operated for part of the period, and are expected to generate energy through use of diesel oil for approximately 13,000 MWh and 4,000 MWh, respectively. This is not expected to impact OPC's results as OPC is entitled to reimbursement from the IEC for incremental costs resulting from the use of diesel.

For further information on Israel’s regulatory environment, see “—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” For information on the risks related to changes in Israel’s regulatory environment, see “Item 3.D Risk Factors—Risks Related to OPC— Changes in the EA’s electricity rates may reduce OPC’s profitability” and "Item 3.D Risk Factors—Risks Related to OPC— OPC’s operations are significantly influenced by regulations."

The following tables set forth the consumption blocks for each of the seasons set forth below, as of January 1, 2019:

	Hours per Consumption Block[1]
	Winter	Transition	Summer
	(Hours)
Peak	420	1,932	308
Shoulder	204	936	308
Off-Peak	1,536	2,244	872

(1)	The hours per consumption block may vary due to changes in the dates of weekdays, weekends and public holidays.

OPC’s Description of Operations

OPC’s portfolio includes power generation plants that operate on natural gas and diesel. As of December 31, 2018, OPC’s installed capacity was up to 484 MW.

OPC’s first power plant, OPC-Rotem, a combined cycle power plant with an installed capacity of 466 MW (based on OPC-Rotem’s generation license), commenced commercial operations in Mishor Rotem, Israel in July 2013. The power plant utilizes natural gas, with diesel oil and crude oil as backups. OPC has an 80% equity interest in OPC-Rotem.

OPC’s second power plant, OPC-Hadera operates steam boilers and a turbine with an installed capacity of 18 MW in Hadera. In June 2016, OPC-Hadera commenced construction of a cogeneration power station in Israel, which is expected to have a capacity of up to 148 MW, and, following delays in the plant’s construction and operation, is currently expected to reach its COD in the third quarter of 2019. OPC expects that the total cost of completing the OPC-Hadera plant (including the consideration for the original acquisition of OPC-Hadera) will be approximately NIS 1 billion (approximately $267 million) (including the consideration for the original acquisition of OPC-Hadera). As of December 31, 2018, OPC-Hadera had substantially completed construction of the power plant’s generation units; however, construction still requires the completion of additional tests and further preliminary requirements to reach commercial operation. As of December 31, 2018, OPC-Hadera had invested approximately NIS 822 million (approximately $219 million) in the project. OPC-Hadera is a wholly-owned subsidiary of OPC.

OPC owns 95% of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. In January 2019, OPC entered into an agreement to acquire the remaining 5% interest in Tzomet. In April 2019, the EA published its decision to grant Tzomet a conditional license for a 66-month term (which can be extended, subject to conditions) for the construction of a 396MW conventional open-cycle power plant, subject to the Israeli Minister of Energy's approval and the issuance of a guarantee by Tzomet. For more information on the Tzomet acquisition and the EA's decision regarding the license see “—Tzomet” and for risks related to OPC’s expansion, see “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.” The Tzomet plant is a "peaking" facility and all capacity would be sold to the IEC.

OPC is considering participating in the IEC tenders of five of its power stations, see “—Regulatory, Environmental and Compliance Matters.” OPC submitted a request for early classification in the Alon Tabor site tender process in January 2019 and was admitted to the preliminary classification stage in February 2019. Parties interested in participating in the tender are required to submit their bids by May 2019. There is no certainty that OPC will be participating in the tender sale of this site.

In 2017, OPC began initiating projects in the field of power generation using photovoltaic technology, through OPC Solar, a wholly-owned subsidiary of OPC. However, in March 2019, OPC Solar entered into a binding memorandum of understanding for the sale of all of its shares in Greenday Renewable Energy Ltd., the entity that handles OPC’s power generation initiative activities using photovoltaic technology. Completion of the sale is subject to conditions.

The following table sets forth summary financial information for OPC for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	($ millions)
Sales	363	365	324
Cost of Sales	258	266	251
Net Income	26	14	20
EBITDA[1]	91	86	67
Outstanding Debt[2]	587	618	417
Net Debt[3]	401	395	371

(1)
“EBITDA” is a non-IFRS measure. For a reconciliation of OPC’s net income (loss) to its EBITDA, see footnote 1 to the first table in “Item 3.A Selected Financial Data—Selected Reportable Segment Data—OPC” setting forth the selected financial data for the year ended December 31, 2018.

(2)	Includes short-term and long-term debt and excludes loans and notes owed to a parent company.

(3)
“Net debt” is a non-IFRS measure. For a reconciliation of total debt to net debt for OPC and its businesses as of December 31, 2018 see footnote 2 to the first table in “Item 3.A Selected Financial Data—OPC” setting forth the selected financial data for the year ended December 31, 2018.

The following table sets forth summary operational information for OPC’s operating plants as of and for the year ended December 31, 2018:

Entity	Installed Capacity (MW)[1]	Net energy generated (GWh)	Availability factor (%)

OPC-Rotem	466	3,299	87%
OPC-Hadera	18	84	94%
OPC Total	484	3,383

The following table sets forth summary operational information for OPC as of and for the year ended December 31, 2017:

Entity	Installed Capacity (MW)[1]	Net energy generated (GWh)	Availability factor (%)

OPC-Rotem	466	3,576	94%
OPC-Hadera	18	79	89%
OPC Total	484	3,655

The following table sets forth summary operational information for OPC as of and for the year ended December 31, 2016:

Entity	Installed Capacity (MW)[1]	Net energy generated (GWh)	Availability factor (%)

OPC-Rotem	466	3,422	91%
OPC-Hadera	18	88	95%
OPC Total	484	3,510

The following summaries provide a description of OPC’s businesses.

OPC-Rotem

OPC has an 80% stake in OPC-Rotem. The remaining 20% is held by Veridis, which is indirectly controlled by Delek Automotive Systems Ltd. OPC-Rotem commenced operations in July 2013 in Mishor Rotem industrial zone in the south of Israel. The OPC-Rotem plant was constructed for an aggregate cost of approximately $508 million. OPC-Rotem’s plant has a capacity of 466 MW (based on OPC-Rotem’s generation license), representing, together with the Hadera Energy Center, approximately 2.6% of the total installed capacity and approximately 11% of the total installed capacity provided by IPPs in Israel as of December 31, 2017 (including renewables). In 2018, OPC-Rotem’s plant generated approximately 4.7% of the total energy generated in Israel and approximately 14% of the energy generated by IPPs in Israel (including renewables).

OPC-Rotem purchases natural gas from the Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC-Rotem and the Tamar Group. According to the agreement with the Tamar Group, OPC-Rotem has the option to decrease the daily contractual gas amount to a specific amount set forth in the agreement between 2020 and 2022, such that the minimum consumption from the Tamar Group constitutes 50% of the average gas consumption in the three years preceding the notice of the option exercise.

In December 2017, OPC-Rotem signed an agreement for the purchase of natural gas with Energean Israel Ltd., or Energean. Pursuant to this agreement, OPC-Rotem has agreed to purchase from Energean 5.3 billion m3 of natural gas over a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. Construction of natural gas reservoirs by Energean has not yet been completed. According to disclosure made by Energean, the supply of gas is currently expected to commence in 2021, but there is no guarantee that the gas supply will be available by such date or at all. For further information on OPC-Rotem’s gas supply agreements, see “—OPC’s Raw Materials and Suppliers.”

OPC-Rotem has a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA. The term of the IEC PPA lasts until 20 years after the power station’s COD (which was in 2013). According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both, subject to certain restrictions set in the agreement): (1) provide the entire net available capacity of its power station to IEC or (2) carve out energy and capacity for direct sales to private consumers, and OPC-Rotem has accordingly allocated the entire capacity of the plant to private consumers since COD. As a result, as of the date of this report, OPC-Rotem supplies energy to 23 end users according to long-term PPAs. In addition, OPC-Rotem from time to time enters short-term PPAs that give OPC flexibility in the sale of electricity to these customers (i.e. OPC may suspend from time to time the sale of electricity under these agreements). Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice.

Mitsubishi provides the long-term servicing of the power station, for a term of 100,000 hours of operation, or until the date on which 8 planned gas turbine treatments are completed (OPC estimates that this is a period of 12 years). OPC’s long-term service agreement with Mitsubishi includes timetables for performance of the maintenance work, including “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is scheduled to be completed approximately every 18 months, with the next regular maintenance work scheduled to occur prior to the summer of 2020. As planned, major overhaul maintenance work was completed between September and November 2018, which halted the OPC-Rotem plant’s operations along with the related energy generation activities. During the maintenance, supply of electricity to OPC-Rotem’s private customers continued as usual using energy purchased by OPC, in accordance with the standards published by the EA and OPC-Rotem’s PPA agreement with the IEC.

OPC has entered into a shareholders’ agreement which grants minority rights to OPC’s minority shareholder. For further information on OPC’s shareholders’ agreements, see “—Shareholders’ Agreements.”

OPC-Hadera

In August 2015, OPC acquired 100% of the shares of OPC-Hadera from Hadera Paper, a large paper and paper product manufacturer in Israel. The consideration for the transaction was NIS 60 million (approximately $16 million). OPC-Hadera, which currently operates an 18 MW plant, holds a conditional license for the construction of a cogeneration power station in Israel. OPC-Hadera commenced construction of the plant in June 2016. OPC expects that the total cost of completing the OPC-Hadera plant (including the consideration for the acquisition of OPC-Hadera) will be approximately NIS 1 billion (approximately $267 million), based upon a plant with up to 148 MW of capacity.

In January 2016, OPC-Hadera entered into an EPC contract with IDOM, for the design, engineering, procurement and construction of the cogeneration power plant (as well as amendments to the agreement that were subsequently signed). The total consideration, following amendment made to the agreement in 2018, is estimated at NIS636 million (approximately $177 million), payable upon achievement of certain milestones. The agreement contains a mechanism for the compensation of OPC-Hadera in the event that IDOM fails to meet its contractual obligations under the agreement. Furthermore, IDOM has provided bank guarantees and a corporate guarantee by its parent company to secure its obligations, and OPC has provided IDOM a guarantee to secure part of OPC-Hadera’s liabilities.

Pursuant to OPC-Hadera's contingent license, the license is valid until September 2019. Expiration of the conditional license prior to the COD date and the receipt of a permanent license would constitute grounds for an event of default under OPC-Hadera's financing agreement. Furthermore, in the event of 9-month delays to the agreed COD date, certain customers have the right to cancel PPAs, subject to certain conditions. OPC-Hadera is permitted to cancel PPAs, among others, in the event of a significant delay in the COD date.

Following delays in the plant’s construction and operation, the OPC-Hadera plant is currently expected to reach its COD in the third quarter of 2019. As of December 31, 2018, OPC-Hadera had substantially completed construction of the power plant’s generation units; however, construction still requires the completion of additional tests and further preliminary requirements to reach commercial operation. In July 2016, OPC-Hadera entered into a NIS 1 billion loan agreement to finance the construction of the OPC-Hadera plant. Approximately 80% of the financing consists of long-term facility intended to cover the cost of construction and the remaining 20% consists of additional facilities. As of December 31, 2018, following financial closing, OPC has made drawings under the loan agreement, in a total amount of NIS 616 million (approximately $164 million), of which two thirds of the amount is CPI-linked. For further information on the OPC-Hadera financing, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Hadera Financing.”

OPC-Hadera’s power plant is expected to supply the electricity and steam needs of Hadera Paper’s facility as well as to provide electricity to private customers in Israel. The power plant will operate using natural gas as its energy source, and diesel oil and crude oil as backups. As a cogeneration plant which supplies electricity and steam in a single production process, based on the construction contractor’s estimates OPC-Hadera’s power plant is expected to have a relatively high level of energy utilization. The efficiency of the Hadera station is expected to be approximately 74.5% when steam is supplied to Hadera Paper, and 54.5% when steam is not produced.

In 2015, OPC-Hadera entered into an agreement with Hadera Paper for OPC-Hadera’s supply of electricity and steam from the OPC-Hadera power plant under construction to Hadera Paper’s facility for a period of 18 years from the date the power plant reaches its COD. In January 2019, the agreement was amended and its term was extended to 25 years from the date of the amendment. Pursuant to this agreement, Hadera Paper has agreed to acquire all of its electricity and steam needs from OPC-Hadera. The agreement provides minimum quantity of steam to be purchased by Hadera Paper (“take-or-pay” level), which will be subject to adjustment. Until OPC-Hadera reaches its COD, OPC-Hadera will supply steam and electricity to Hadera Paper using the Hadera Energy Center purchased from Hadera Paper and OPC-Rotem will supply the residual energy.

In 2012, Hadera Paper entered into an agreement with the Tamar Group for the supply of natural gas, which has been assigned to OPC-Hadera. The gas supply agreement expires upon the earlier of April 2028 or the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas shall be supplied on a firm basis, and includes a take-or-pay obligation, by OPC-Hadera, In addition, according to the agreement, OPC-Hadera has the option to effectively reduce the purchased gas quantities by approximately 50%, subject to certain conditions.

In September 2016, OPC-Hadera entered into another gas supply agreement with the Tamar Group. The gas supply agreement will expire at the earlier of fifteen years following the OPC-Hadera plant’s COD date or on the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. OPC-Hadera also has the right to terminate this agreement, which it may elect to do in connection with the Energean agreement described below. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas will be supplied on an interruptible basis, and the Tamar Group shall not be responsible for failures in the requested gas supply levels. The Tamar Group may decide to switch the supply to a firm basis. In the event of such a decision and from the date of the change in supply mechanism, OPC-Hadera will be subject to a take-or-pay obligation. OPC-Hadera also has the option to sell gas surpluses to other customers, including related parties, subject to limitations. Furthermore, OPC-Hadera has the option to terminate the agreement at its sole discretion, within three years starting December 2016.

In December 2017, OPC-Hadera signed an agreement for the purchase of natural gas with Energean. Pursuant to this agreement, OPC-Hadera has agreed to purchase from Energean 3.7 billion m3 of natural gas for a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. Construction of natural gas reservoirs by Energean has not yet been completed. The agreement is subject to consent of the lenders under the OPC-Hadera financing agreement. There is no guarantee that the gas supply will be available by such date or at all. For further information on OPC-Hadera’s gas supply agreements, see “—OPC’s Raw Materials and Suppliers.”

In connection with the acquisition of OPC-Hadera by OPC, Hadera Paper sold its Hadera Energy Center, consisting of certain equipment that it uses to produce steam, and up to 18 MW of additional capacity (and 7 MW that are not active), within its manufacturing plant to OPC-Hadera. OPC-Hadera will also lease from Hadera Paper the land on which the power generation plant is located for a period of 20 years from the OPC-Hadera plant’s COD. OPC-Hadera is also expected to sell its residual electricity to other end users.

In June 2017, OPC-Hadera entered into a long-term maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH, or GEGPP for $42 million (which consideration is payable over the term of the service agreement based on the formula prescribed therein)pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC-Hadera plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the service agreement) have reached the end-date of their performance and (b) 25 years from the date of signing the service agreement. The service agreement contains a guarantee of reliability and other obligations concerning the performance of the OPC-Hadera plant and indemnification to OPC-Hadera in the event of failure to meet the performance obligations. OPC-Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

Tzomet

In March 2018, OPC acquired 95% of the shares of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. The total consideration for the acquisition of the 95% interest in Tzomet is estimated at approximately $23 million, subject to certain adjustments, of which $7.3 million has been paid and the remaining consideration will be paid at financial closing of the Tzomet project. In January 2019 OPC entered into an agreement for the acquisition of the remaining 5% of the shares of Tzomet, for consideration of approximately NIS 27 million (approximately $7 million), which is expected to be completed in increments subject to the fulfillment of certain milestones. A conditional license for the construction of the Tzomet plant remains subject to conditions. In addition, the Tzomet project remains subject to a positive interconnection survey and to financial closing.

In August 2017, the Israeli Concentration Committee stated that it believed, for reasons of broad economic concentration, OPC should not be granted a license. In January 2019, OPC announced the establishment of a regulatory outline plan which would allow the Israeli Concentration Committee in Israel to modify its opinion regarding the Tzomet license. This outline plan included conditions, including the sale of the Idan Ofer Group’s holdings in Reshet Media Ltd which has been completed.

In April 2019, the EA published its decision to grant Tzomet a conditional license for a 66-month term for the construction of a 396MW conventional open-cycle power plant. Pursuant to this decision, the license will become valid following the Israeli Minister of Energy's approval and the issuance of a guarantee by Tzomet. The term of the conditional license can be extended by the EA, subject to the Israeli Minister of Energy’s approval, and subject to the regulation. In its decision, the EA also mentioned that the Israeli Concentration Committee did not object to the grant of the conditional license. The grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet's compliance with the conditions set by law. For a discussion of risks associated with the development of the Tzomet plant, see “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.”

As opposed to generation facilities with an integrated cycle that operate during most of the hours in the year, the Tzomet plant will be an open‑cycle power plant (Peaker plant). Peaker plants are generally planned to operate for a short number of hours during the day, where there is a gap in the demand and supply of electricity, e.g., at peak demand times. They act as backup plants whose purpose is to provide availability in times of peak demand, such as when other generation facilities break down, or as supplements when solar energy is unavailable. As opposed to OPC-Rotem and OPC-Hadera, which enter into PPAs to sell power to private customers, Tzomet will sell all of its capacity to the IEC, acting as a Peaker plant.

In September 2018, Tzomet entered into an EPC agreement with PW for construction of the Tzomet project. Pursuant to this agreement, PW committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation and undertook to complete the construction work of the Tzomet project. The aggregate consideration payable over the term of the agreement is approximately $300 million, and is payable based on the achievement of milestones. The agreement contains a mechanism for the compensation of Tzomet in the event that PW fails to meet its contractual obligations under the agreement.

Potential Expansions

In March 2014, OPC, through one of its subsidiaries, was awarded a tender published by the Israel Land Authority to lease a 5.5 hectare plot of land adjacent to the OPC-Rotem site. Entry into the lease agreement is subject to receipt of the required approvals, including the approval of the Israel Land Council, which has not yet been received. In April 2017, OPC was authorized by the Israeli Government to seek zoning permissions for a gas fired power station with a capacity of up to 530MW located on the land adjacent to OPC-Rotem.

In April 2017, OPC was authorized by the Israeli Government to seek authority for zoning of the land for a gas-fired power station of up to 800 MW of installed capacity on land owned by Hadera Paper near the Hadera power station. OPC-Hadera has entered into an option agreement with Hadera Paper to lease the relevant land.

These plots of lands, if zoning permission is granted, would provide OPC with land that can be used with tenders but OPC would still require licenses to proceed with any projects on this land. See “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.”

OPC’s Raw Materials and Suppliers

OPC’s power facilities utilize natural gas as primary fuel, and diesel oil and crude oil as backups.

OPC-Rotem and OPC-Hadera have entered into gas supply agreements with the Tamar Group, composed of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership, or collectively, for the purchase of natural gas. For further information on these agreements see “—OPC’s Description of Operations—OPC-Rotem” and “OPC’s Description of Operations—OPC-Hadera.”

The price that OPC-Rotem pays to the Tamar Group for the natural gas supplied is based upon a base price in NIS set on the date of the agreement, indexed to changes in the EA’s generation component tariff, and partially indexed (30%) the U.S. Dollar representative exchange rate. The price that OPC-Hadera pays to the Tamar Group is based upon a base price in US$, fully indexed to changes in the EA’s generation component tariff. As a result, increases or decreases in the EA’s generation tariff have a related effect on OPC-Rotem’s and OPC-Hadera’s cost of sales and margins. In addition, the natural gas price formulas in OPC-Rotem’s and OPC-Hadera’s supply agreements are subject to a floor price mechanism, which is denominated in US$ for both OPC-Rotem and OPC-Hadera.

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem paid the minimum price starting in November 2015 as well as during 2016 to 2018 (excluding one month in 2018). Therefore, declines in the EA generation component tariff may not have a corresponding decline in OPC-Rotem’s natural gas expenses, due to the floor price mechanism. and may lead to a decline in OPC-Rotem’s margins, which may have a material adverse effect on OPC’s business, results of operations and financial condition. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability.”

In December 2018, the EA published the electricity tariffs for 2019, which included an increase of the EA’s generation component tariff by approximately 3.3%. As a result, OPC-Rotem's gas prices may rise above the minimum price. OPC-Hadera's gas prices exceeded the minimum price in 2018 and are expected to be above the minimum price in 2019.

In December 2017, OPC-Rotem and OPC-Hadera signed agreements for the purchase of natural gas with Energean. These agreements are described above.

OPC’s Competition

Within Israel, OPC’s major competitors are IEC and private power generators, such as Dorad Energy Ltd. and Dalia, who, as a result of government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity. The more important private producers are presented in the table below.

Name	Power Station Technology	Approximate Capacity (MW)	Commercial Operating Date
Dorad	Conventional	860	May 2014
Mashav	Conventional	120	April 2014
Dalia – Unit 1[1]	Conventional	450	July 2015
Dalia – Unit 2[1]	Conventional	450	September 2015
Ashdod Energy[2]	Cogeneration	60	October 2015
Ramat Negev Energy[2]	Cogeneration	120	January 2016
Sugat[2]	Cogeneration	70	Under construction
Alon Tabor[2]	Cogeneration	70	Under construction
Ramat Gabriel[2]	Cogeneration	70	Under construction
Paz Ashdod[2]	Cogeneration	100	July 2013
Delek Sorek[2]	Conventional	140	August 2017
Dead Sea Works (DSW)[2]	Cogeneration	230	Under construction
IPM Beer Tuvia[2]	Conventional	450	Under construction
OPD Delek Ashkelon[2]	Cogeneration	87	February 2019

(1)	To OPC’s knowledge, part of Dalia’s total installed output (Unit 1 and Unit 2) is allocated to the IEC, and part of it is allocated to private customers.

(2)	To OPC’s knowledge, part of the capacity generated by these entities is designated to a yard consumer or to independent consumption.

OPC is seeking to extend its activities into the area of “Peaker” power stations, whose purpose is to provide availability to the IEC, in order to diversify its customer mix and decrease its dependence on private customers. OPC is also considering participating in the IEC tenders of five of its power stations, see “—Regulatory, Environmental and Compliance Matters.”

OPC’s Seasonality

Revenues from the sale of electricity are seasonal and impacted by the “Time of Use” tariffs published by the EA. The seasons are divided into three, as follows: (a) summer – July and August; (b) winter – December, January and February; (c) transitional seasons – March to June and September to November.

The following table provides a schedule of the weighted EA’s Generation Component rates for 2019 based on seasons and demand hours, published by the EA.

Season	Demand Hours	Weighted production rate (AGOROT per Kwh)
Winter	Off-peak	21.47
	Shoulder	41.65
	Peak	72.71
Transition	Off-peak	18.34
	Shoulder	23.44
	Peak	30.19
Summer	Off-peak	18.12
	Shoulder	29.40
	Peak	76.25
Weighted Average Rate		2909

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

The following table provides a summary of OPC’s revenues from the sale of electricity, by season (in $ millions) for 2017 and 2018. These figures have not been audited or reviewed.

	2017	2018
Summer (2 months)	70	67
Winter (3 months)	99	98
Transitional Seasons (7 months)	181	182
Total for the year	350	347

Tzomet’s revenues, to the extent the project is completed, will be divided into payment for availability and payment for energy. The availability tariff includes reimbursement for capital costs required for the construction of the plant. However, available capacity in peak demand seasons (i.e. winter and summer) receives higher compensation compared to capacity during transition seasons. The energy tariff includes reimbursement for electricity generation expenses and, therefore, does not change significantly between seasons.

OPC’s Property, Plants and Equipment

The following table provides certain information regarding OPC’s power plants, as of December 31, 2018:

Company/Plant	Location	Installed Capacity		Fuel Type
		(MW)
Operating Companies
OPC-Rotem	Mishor Rotem, Israel	466		Natural gas and diesel (combined cycle)
OPC-Hadera[1]	Hadera, Israel	18	[2]	Natural gas and diesel

(1)
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel, based upon a plant with up to 148 MW of capacity. Construction commenced in June 2016 and, following delays in the plant’s construction and operation, COD is currently expected in the third quarter of 2019.

(2)
OPC-Hadera’s generation license refers to an installed capacity of 25 MW, representing an 18 MW and 7 MW unit. The 7 MW steam turbine reflected in OPC-Hadera’s license is not active, and therefore OPC-Hadera’s installed capacity is only 18 MW.

OPC leases its principal executive offices in Israel. OPC owns all of its power generation facilities. OPC has also been awarded a tender published by the Israel Land Authority to lease a 5.5 hectare plot of land adjacent to the OPC-Rotem site and OPC-Hadera has entered into an option agreement with Hadera Paper to lease land owned by Hadera Paper near the Hadera power station.

As of December 31, 2018, the consolidated net book value of OPC’s property, plant and equipment was $635 million.

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

Employees

As of December 31, 2018, OPC had a total of 92 employees, of which 55 employees are in the operations division, and 37 are at OPC’s headquarters. Substantially all of OPC’s employees are employed on a full-time basis.

The table below sets forth breakdown of employees by main category of activity as of the dates indicated:

	As of December 31,
	2018	2017	2016
Number of employees by category of activity:
Plant operation and maintenance	55	51	51
Corporate management, finance, commercial and other	37	37	28
OPC Total	92	88	79

Most of the OPC-Rotem power plant’s operations employees are employed under a collective employment agreement entered into in November 2015, which is scheduled to remain in force through March 2019. Upon expiration of the agreement on April 1, 2019, OPC is expected to commence negotiations to renew this collective employment agreement on terms to be agreed among the negotiating parties. The agreement establishes and regulates which employees are subject to the agreement, as well as the career path that the employees will follow within the organization, from their initial hiring through the end of their employment. The agreement establishes the process of hiring employees, trial periods, starting compensation and salary, rates for wage increases and annual bonuses, as well as entitlement to vacation, sick days and convalescence pay, welfare benefits, disciplinary regulations, and the process for ending employment and the mechanism for resolving disputes between management and the employees’ representation. In addition, the agreement stipulates that OPC’s employees that are subject to the agreement will receive salary increase and annual bonus for each calendar year in the agreement period.

In March 2018, a collective employment agreement was signed with the Hadera Energy Center. This agreement was in line with the existing collective agreement of OPC-Rotem power plant’s operations employees. The agreement will apply to the Hadera Energy Center employees and to the employees that will be hired at the Hadera Power station.

For further information on the risks relating to these collective employment agreements, see ““Item 3.D Risk Factors—Risks Related to OPC—OPC requires qualified personnel to manage and operate its various businesses and projects.”

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

Legal Proceedings

For a discussion of significant legal proceedings to which OPC’s businesses are party, see Note 19 to our financial statements included in this annual report.

Regulatory, Environmental and Compliance Matters

IEC generates and supplies most of the electricity in Israel in accordance with licenses granted it by virtue of the Israeli Electrical Market Law, and distributes and supplies all of the electricity in Israel. In addition, IEC serves as the “System Administrator” for the Israeli electricity system by virtue of the general license granted it (but, pursuant to the Israeli Government’s recent electricity sector reform, it is expected to cease acting as System Administrator in the upcoming years, see “—IEC Reform”). The System Administrator is intended to maintain balance in levels of supply and demand in the electricity market, manage the transmission of energy from power stations to substations at the reliability and quality required (by passing through the power grids), timing and performing maintenance works in production units and in transmission systems, managing commerce in Israel under competitive, equal and optimal terms, including performing agreements to purchase available capacity and energy from private electricity producers and for planning and developing the transmission and distribution systems. Within this framework, IEC, as System Administrator, sets the dispatch order of operation for production units, prepares connection surveys and more. IEC’s activity as the System Administrator is subject to the Standards published by the EA.

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

IEC Reform

Pursuant to the Israeli Government’s electricity sector reform, the IEC will be required to sell five of its power plants through a tender process over the next 8 years, which is expected to reduce its market share to below 40%. The IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations. The IEC will also cease acting as the System Administrator. Furthermore, according to a paper published by the competition authority, the following limitations will be imposed:

•	An entity may not acquire more than two of the sites sold in the tender process;

•
An entity that holds the right to an electricity generation plant with more than 30MW in capacity using conventional or cogeneration technology, may not acquire more than one of the sites sold in the tender process;

•	An entity may not hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold; and

•	An entity holding a right to a fuel venture may not acquire any of the sites being sold.

Separate regulations are to be issued for the tender process for each power plant. Regulations for the tender of the Alon Tabor plant were issued in December 2018. Parties interested in participating in the tender of this site are required to submit their bids by May 2019. OPC submitted a request for early classification in the Alon Tabor site tender process in January 2019 and was admitted to the preliminary classification stage in February 2019. There is no certainty that OPC will be participating in the tender sale of this site.

Ministry of Energy

The Israeli Ministry of Energy regulates the energy and natural resources markets of the State of Israel: electricity, fuel, cooking gas, natural gas, energy conservation, water, sewerage, oil exploration, minerals, scientific research of the land and water, etc. The Ministry of Energy regulates public and private entities involved in these fields, and operates to ensure the markets’ adequate supply under changing energy and infrastructure needs, while regulating the markets, protecting consumers and preserving the environment.

According to publications of the Ministry of Energy, the Ministry of Energy’s multi-year goals include diversified energy resources and ensuring reliability of supply during peacetime and emergency, developing effective and significant natural gas, and determining long-terms policies and appropriate regulations of the market’s electricity.

The Ministry of Energy’s main objectives in the electricity field are securing a reliable supply of electricity to the Israeli market, formulating development procedures to the electricity production sections, energy transmission and distribution, promoting policies to integrate renewable energies in electricity production in accordance with governmental decisions, formulating policies changing the market’s electricity structure, performing control and supervision of the implementation of the IEC’s and private producers’ development plans, performing control, supervision and enforcement of implementing safety regulations according to the Electricity Law, 5714-1954, and handling legislature in the electricity market fields, rules of performing electricity works and security in electricity. The main objectives of the Ministry of Energy in its workplan for 2019 included achieving an efficient and competitive electricity sector by focusing on the reform of the sector through the initiation of tenders for the sale of IEC power plants and the transfer of system management activities from the IEC to the new System Administrator. In October 2018, the Ministry of Energy published (for public consultation) the 2019 objectives for the energy sector, with the main two objectives being (a) the end of coal usage and the transition to natural gas and renewable energies and (b) 10% penetration of renewable energies in electrical manufacturing by 2020 and 17% by 2030.

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

The workplan of the EA for 2018 included, among other things, the publication of a long-term plan for the electricity sector, the promotion of renewable energies and decentralized generation, the formulation of a program for the development of a transmission and distribution system that will provide a response to the increase in demand and utilization of different production technologies, the replacement of the IEC as System Administrator and the advancement of the sale of the IEC’s five sites.

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

According to the 2017 Electricity Market Report, as of 2017, IPPs (including OPC-Rotem and including renewable energy) are active in the market with an aggregate capacity of approximately 4,254 MW, constituting 24% of the Israeli electricity market’s total installed capacity. The EA estimates that by the end of the IEC reform period, IEC’s market share is expected to be approximately 45% of the installed conventional capacity in the market, approximately 33% of the installed capacity (including renewable energy) and approximately 32% of the installed capacity for gas. OPC’s market share is expected to drop below 40% of the generation in the market.

The regulatory arrangements applicable to IPPs were determined while distinguishing between the different generation technologies they use and the various levels of voltage they will be connected to (according to installed capacity). The following are the key electricity production technologies used by private producers in Israel:

•
Conventional technology – electricity generation using fossil fuel (natural gas or diesel oil). Exercise of the quota of IPPs using this technology amounts to approximately 2,540 MW out of a total quota of 3,470 MW assigned to generation using this technology.

•
Cogeneration technology –electricity generation using facilities that simultaneously generate both electrical energy and useful thermal energy (steam) from a single source of energy. Exercise of the quota of generators using this technology amounts to approximately 998 MW out of a total quota of 1,000 MW assigned under the current regulation. Licenses issued beyond that shall be subject to different regulation.

•
Renewable energy – generation of electric power the source of energy of which includes, inter alia, sun, wind, water or waste. The installed capacity of renewable energy generation facilities amounts to approximately 1,916 MW as well as another 105 MW in various stages of construction, constituting 2,021 MW out of a quota of 3,746 MW assigned to generation using renewable energy.

•
Pumped storage energy – generation of electricity using an electrical pump connected to the power grid in order to pump water from a lower water reservoir to an upper water reservoir, while taking advantage of the height differences between them in order to power an electric turbine. The installed capacity of production facilities using this technology amounts to 644 MW out of a total quota of 800 MW assigned to generation.

According to the Electricity Sector Law, the IEC, as an essential service provider, is committed to purchasing electricity from IPPs at the rates and under the conditions set in the Electricity Sector Law and the regulations and standards promulgated thereunder (and, in relation to OPC-Rotem, by virtue of the tender and OPC-Rotem’s PPA with IEC). In addition, the IEC is committed to connecting the IPPs facilities to the distribution and transmission grid and providing them with infrastructure services in order to allow IPPs to provide power to private customers and system administration service.

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

Upon the development of the electricity market and the utilization of Regulation 241 quotas in December 2014, the EA published a follow-up arrangement for conventional producers, and implemented dispatch of IPPs according to the economic dispatch order. According to this regulation, the production units shall be dispatched in accordance with an economic dispatch principle and independent of PPAs between producers and customers, and shall apply to producers with an installed capacity higher than 16 MW and up to a total output of 1,224 MW. This regulation is referred to as Regulation 914.

In May 2017, the EA amended Regulation 914. Under the amendment, a higher tariff was adopted for production facilities that comply with certain flexible requirements. The amendment also offers open-cycle producers several alternatives, including receiving surplus gas from the gas agreements of other producers. The total quota for new facilities under this arrangement was limited to 1,100 MW distributed across various plants (at least 450 MW and up to 700 MW for combined cycle facilities, at least 400 MW and up to 650 MW for flexible open cycle facilities). Furthermore, under the amendment the EA prohibits entry into bilateral transactions by open-cycle facilities and demands that combined-cycle facilities sell at least 15% of their capacity to private consumers. Finally, in order to grant IPPs sufficient time to reach financial closing, Regulation 914 was extended to apply to producers who will receive licenses no later than January 1, 2020.

In November 2018, the EA published a decision regarding the activity arrangement of natural gas generation facilities connected to the distribution network. Upon adoption of this decision, generators under 16MW will be encouraged to construct power plants within customers’ facilities. These power plants will only be permitted to sell electricity to customers within the facility (and not other private customers) and the System Administrator.

In March 2019, the EA published a decision regarding the establishment of generators connected to the high-voltage network without a tender process. This decision would permit the establishment of generation facilities that are connected to the transmission grid or integrated in the connection of a consumer connected to the transmission grid (excluding renewable energy) for a maximum capacity of 500 MW and provided they receive tariff approval by the end of 2023. These generation facilities will only be permitted to sell electricity to customers within the facility (and not other private customers) and to provide the rest of their available capacity to the System Administrator, that will upload the capacity to the grid according to central upload system.

OPC-Rotem’s Regulatory Framework

OPC-Rotem operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, OPC-Rotem and the IEC executed the IEC PPA in 2009, which stipulates OPC’s regulatory framework. OPC-Rotem’s framework differs from the general regulatory framework for IPPs, as set by the PUAE and described above.

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

In December 2018, the EA published a proposed decision for hearing regarding arrangements for high voltage generators that are established without a tender process. This would also enable the establishment of cogeneration facilities.

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

Tzomet’s Regulatory Framework

The Tzomet power plant is expected to be constructed pursuant to Regulation 914 and will be subject to the conditions and limitations thereunder, see “—Regulatory Framework for Conventional IPPs.”

In August 2017, the IEC provided the results of its feasibility study regarding the connection of the Tzomet plant to the national power grid. According to the results, the IEC estimated that it would take longer for the Tzomet power plant (currently under construction) to be connected to the national power grid than estimated by Tzomet. Tzomet has appealed the results of the feasibility study, but did not receive a positive feasibility study during 2018 that would permit connection to the national power grid within the timeframe required by Regulation 914.

Qoros

Kenon holds a 24% interest in Qoros, a China-based automotive company, and has entered into an agreement to reduce its interest to 12% of Qoros. Kenon used to hold a 50% stake in Qoros prior to the Majority Shareholder in Qoros’ investment, and was one of the founding members of the company. Kenon continues to remain actively involved in the business with its current stake and right to appoint two of the nine directors on Qoros’ board.

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery for RMB3.315 billion, as part of a total investment of approximately RMB6.63 billion by the Majority Shareholder in Qoros, of which RMB6.5 billion was ultimately invested in Qoros’ equity. As a result, Kenon and Chery have 24% and 25% stakes in Qoros, respectively. Qoros updated its business license to reflect the change in its ownership in December 2017. In January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately US$227 million), which is based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the Majority Shareholder will hold 63% and Chery will own 25%. For further information, see “Item 4.B Business Overview—Our Businesses—Qoros —Qoros’ Investment Agreement” and “Item 4.B Business Overview—Our Businesses—Qoros —2019 Qoros Sale Agreement.”

Kenon has outstanding back-to-back guarantees to Chery in respect of Qoros’ debt of up to RMB288 million (approximately $44 million), with respect to debt in principal of RMB320 million (approximately $47 million), and has pledged a substantial portion of its interest in Qoros to support certain Qoros debt, as well as Chery’s guarantees of Qoros debt.

Qoros’ manufacturing facility in Changshu, China has a technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models. Qoros sold approximately 62,000 vehicles in 2018, as compared to approximately 15,000 vehicles in 2017. A substantial number of such sales in 2018 reflect purchases from an entity introduced by the Majority Shareholder in Qoros. Qoros vehicles are currently C-segment vehicles.

Chinese Passenger Vehicle Market Developments

Qoros is focused on the Chinese passenger vehicle market, which experienced rapid growth driven by significant expansion of the economy prior to 2017. In 2018, the market contracted for the first time in 28 years, primarily due to the economy’s slowdown and the end of automobile tax incentives in China. The table below sets forth domestic sales volumes of passenger vehicle models in China between 2013 and 2018.

New Energy Vehicle Market in China

The Chinese central government has stated that the NEV market is critical for the development of the Chinese automobile industry and China’s economic growth, and has implemented a number of policies to promote the growth of the market. Sales of NEV cars (which includes plug-in and battery electric vehicles) increased from approximately 290,000 units in 2016 to approximately 1 million units in 2018.

Chinese national and regional governments have implemented various policies to promote the growth of the NEV market, including through purchase subsidies from central and local governments and purchase tax incentives. However, according to public reports, a number of these subsidies are expected to be reduced by 50% on average in 2019, which may affect the demand for NEVs in China.

Pricing Trends in the Chinese Passenger Vehicle Market

As a result of the phase-out in 2018 of the purchase tax incentives for conventional vehicles, and the resulting impact on vehicle sales in China, dealers and OEMs offered incentives for vehicle purchases, especially in the form of price reductions. This led to greater price discounts in 2018 as compared to 2017. In line with many of its competitors, Qoros offered various incentives for vehicle purchases, including price reductions. Qoros expects the downward pressure on vehicle prices to continue for the next few years.

Qoros’ Description of Operations

Qoros designs, engineers and manufactures automobiles manufactured in China, designed to deliver international standards of quality and safety, as well as innovative features. In 2018, Qoros sold approximately 62,000 cars, as compared to approximately 15,000 cars in 2017 with a substantial number of such sales in 2018 reflecting purchase orders introduced by the Majority Shareholder in Qoros.

Models

Qoros currently sells C-segment models, including:

•	Qoros 3 Sedan –launched in 2013;

•	Qoros 3 Hatch –launched in 2014;

•	Qoros 3 City SUV –launched in 2014;

•	Qoros 5 SUV –launched in 2016; and

•	Qoros 3GT –launched in 2016.

Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D-segments. Qoros developed its vehicles in accordance with international standards of quality and safety, working in conjunction with global entities from both automotive and non-automotive industries.

A significant portion of Qoros' sales are SUV vehicles.

Qoros' strategy includes the development of NEV models. Qoros has recently introduced an NEV model of the Qoros Sedan, the Qoros 3 EV500. Qoros is planning to introduce additional NEV models.

Qoros’ Manufacturing: Property, Plants and Equipment

Qoros conducts its vehicle manufacturing and assembly operations at its 150 thousand unit per annum, 790,000 square meter factory by land size in Changshu, China, for which it has a land use right until 2062. This technical capacity of the manufacturing facility can be increased to approximately 220 thousand units per annum through the utilization of different shift models.

Qoros’ Sourcing and Suppliers

Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers. Qoros also collaborates and sub-contracts with several engineering firms for its product development activities.

Qoros’ Commercial Agreements with Shareholders

Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business and there are platform sharing arrangements between Qoros and Chery, and Qoros has entered into various commercial agreements with respect to the provision of such supplies from Chery. Qoros may enter into additional commercial arrangements and agreements with shareholders or their affiliates in the future. Qoros has total amounts payable to Chery in the amount of RMB652 million (approximately $95 million) as of December 31, 2018.

Qoros’ Dealers

Qoros markets its vehicles in China primarily through a network of independent authorized retail dealers, with whom Qoros enters into non-exclusive relationships. As of December 31, 2018:

•	Qoros’ dealerships included 160 points of sales, 29 additional points of sales under construction and Memorandums of Understanding;

•
Qoros had 96 full-service dealerships, providing Qoros’ customers with authorized salesmen, showrooms, and services and parts, under one roof; the remaining portion of Qoros’ dealership network comprises only showrooms; and

•	Qoros operated 2 self-owned dealerships.

For information on the risks related to Qoros’ dealers, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros faces certain risks relating to its business.”

Auto Financing Program

Customer financing is available and financing packages are also offered by Chery Huiyin Motor Finance Service, Co. Ltd., or Huiyin, a Wuhu Chery affiliate. Qoros has provided a guarantee to Huiyin for wholesale financing arrangements between Huiyin and selected Qoros dealers. To date, Qoros has not been required to make any payments under this guarantee.

Qoros’ Competition

The passenger vehicle market in China is highly competitive, with competition from many of the largest global manufacturers (acting through joint ventures), including European, U.S., Korean and Japanese automakers, and domestic manufacturers. Additional competitors may seek to enter the Chinese automotive market.

As part of its strategy, Qoros has stated that it intends to develop NEV vehicles. For example, in December 2018, Qoros introduced its new NEV model, the Qoros 3 EV500. Qoros expects to experience significant competition in the NEV market, as OEMs are required to satisfy certain recently issued regulations, under which the automakers must obtain a certain NEV score by 2019, which score is related to the number of NEVs the automaker produces.

Qoros’ Investment Agreement

In January 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery for RMB3.315 billion (approximately $482 million), which was part of an investment structure to invest a total of approximately RMB6.63 billion (approximately $964 million) by the Majority Shareholder in Qoros. As a result, Kenon’s and Chery’s interest in Qoros was reduced to 24% and 25%, respectively. For purposes of this section, references to Kenon include Quantum (Kenon’s wholly-owned subsidiary which owns Kenon’s interest in Qoros) and references to Chery include Wuhu Chery (the direct owner of Chery’s interest in Qoros).

The investment was made pursuant to an investment agreement among the Majority Shareholder in Qoros, Quantum, Wuhu Chery and Qoros. A description of the key terms of the investment agreement and the investment is set forth below. The investment also involved an amendment of the Qoros joint venture agreement which is described below.

In connection with this investment, Kenon received initial cash proceeds of RMB1.69 billion (approximately $246 million) and Chery received cash proceeds of RMB1.625 billion (approximately $236 million). The investment was based on an RMB6.5 billion pre-investment valuation of Qoros, excluding RMB1.9 billion (approximately $276 million) principal amount of shareholder loans.

Pursuant to the investment agreement, following the sale of equity interests, Qoros’ shareholders (including the Majority Shareholder in Qoros) were required to invested a total of RMB6.5 billion in Qoros’ equity in proportion to their post-investment equity ownership.

For Kenon and Chery, this effectively required reinvestment of the proceeds received from the sale of their interests in Qoros, so the transaction did not involve any new money investment from Kenon or Chery.

The Majority Shareholder in Qoros advanced its proportionate share totaling RMB3.315 billion directly to Qoros.

At the time of this investment in Qoros, Kenon and Chery had outstanding loans to Qoros of RMB944 million. The investment agreement provided for repayment of a portion of these loans. The parties agreed that instead of Kenon and Chery reinvesting the full RMB1.65 billion each was originally required to contribute to Qoros (from the proceeds of the sale of their interest in Qoros), Kenon and Chery would use proceeds they received from the sale of their Qoros interests to partially fund their respective portions of the investment in Qoros. Kenon and Chery retained a portion of such proceeds and agreed to equitize their shareholder loans, i.e., Kenon and Chery effectively retained the amounts they would have received in repayment of shareholder loans. As a result, Kenon invested RMB616 million (approximately $90 million) of the RMB1.69 million of proceeds it received for its sale of a part of its interest in Qoros, and retained the remainder equal to a total of $156 million of cash proceeds from the investment (including RMB130 million (approximately $18 million) from the sale of its 1% holding in Qoros which was not to be reinvested into Qoros).

Kenon does not have any further obligations to invest in Qoros. Kenon used a portion of these funds to repay the outstanding loan of $77 million owed to Ansonia, Kenon’s major shareholder, which had previously been loaned directly to Quantum to support its financing of Qoros.

In addition, Qoros is required to pay to Kenon net interest payments on past shareholder loans as well as compensation for foreign exchange fluctuations in the total net amount of approximately $11 million, of which $8 million has been received to date.

Guarantee Obligations and Equity Pledges

Chery has guaranteed a portion of Qoros’ obligations under its RMB3 billion and RMB700 million credit facilities, and Kenon has provided back-to-back guarantees to Chery in respect of a portion of Chery’s obligations. Kenon’s back-to-back guarantee obligations are approximately RMB288 million (approximately $44 million) relating to Qoros loans in principal amount of RMB320 million (approximately $47 million). In addition, Kenon and Chery have also pledged a significant portion of their equity interests in Qoros to secure Qoros’ obligations under its RMB1.2 billion credit facility.

In connection with previous reductions in Kenon’s back-to-back guarantee obligations, Kenon provided cash collateral to Chery that was used to fund shareholder loans on behalf of Chery for a total amount of RMB244 million and pledged a portion of Kenon’s equity interests in Qoros to Chery. The agreements for this guarantee and pledge provide that in the event that Chery’s obligations under its guarantees are reduced, including through guarantee releases, Kenon is entitled to the proportionate return from Chery of the RMB244 million funding provided on Chery’s behalf and/or a release of the equity pledged to Chery.

As part of the investment, the Majority Shareholder in Qoros was required to assume its pro rata share of the guarantees and equity pledges based on post-investment equity ownership in Qoros, which is subject to further adjustment following any future changes in the equity ownership in Qoros (including as a result of the exercise of the put option or investment right by a shareholder under the investment agreement or other acquisition of additional equity in Qoros).

The Majority Shareholder in Qoros has assumed its proportionate obligations with respect to the RMB3 billion and RMB700 million loan facilities, and as a result, in January 2018, Chery repaid Kenon RMB120 million out of the total RMB244 million previously advanced, and a significant portion of the Qoros equity pledged by Kenon to Chery was released.

The Majority Shareholder in Qoros is still in the process of assuming its proportionate pledge obligations with respect to the RMB1.2 billion loan facility after which Kenon is required to be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. Substantially all of Kenon’s equity in Qoros is currently pledged.

Repayment of Loans to Ansonia

Kenon was party to loan agreements with Kenon’s major shareholder Ansonia, which loan agreements were entered into in 2016 to provide loans to Kenon to fund Qoros. In 2018, Kenon fully repaid $77 million in shareholder loans to Ansonia.

Kenon’s Put Option; the Majority Shareholder in Qoros’ Right to make Further Investments in Qoros

The investment agreement provided Kenon with a put option over its remaining equity interest in Qoros, as follows:

•
During the three-year period beginning from the closing of the investment, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to 50% of its remaining equity interest in Qoros for up to RMB1.56 billion, subject to adjustments for inflation; and

•
From the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB3.12 billion (for Kenon’s full 24% interest in Qoros), subject to adjustment for inflation. Another company within the Baoneng group effectively guarantees this put option by also serving as a grantor of the option. The put option requires six months’ notice for exercise.

During the two-year period from the closing of the investment, the Majority Shareholder in Qoros has the right to increase its stake in Qoros to up to 67%, at the same price as the capital increase in the investment plus interest of 10% per annum from the closing of the investment.

The investment agreement provides that any changes in the equity holdings of Qoros by Kenon, Chery or the Majority Shareholder in Qoros, including as a result of the put option and investment right described above, will result in adjustments to the respective parties’ pro rata obligations of the Qoros bank guarantees and pledges described above according to their equity ownership in Qoros.

Commitment to Introduce Vehicle Purchase Orders

Pursuant to the investment agreement, the Majority Shareholder in Qoros has agreed to introduce approximately 100,000 vehicle purchase orders to Qoros each year between 2018 and 2020 following the entry into further agreements with respect to these purchase orders. This minimum number of purchases orders was not met in 2018.

Governance of Qoros

Qoros’ joint venture agreement and articles of association have been amended to reflect the Majority Shareholder in Qoros’ 51% interest in Qoros. For further information on the terms of the joint venture agreement, see “—Qoros’ Joint Venture Agreement.”

Kenon's Agreement to Sell Half of its Remaining Interest in Qoros to the New Qoros Investor

In January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately US$227 million), which is based on the same post-investment valuation as the initial 2018 investment by the Majority Shareholder in Qoros. The sale is not being made pursuant to the put option described above, and Kenon retains its rights under the put option over its remaining 12% stake in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the Majority Shareholder in Qoros will hold 63% and Chery will own 25%. Furthermore, the Majority Shareholder in Qoros will be required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on this change in its equity ownership in Qoros.

Kenon retains its rights under the put option over its remaining 12% interest in Qoros. Kenon will evaluate its options with respect to its remaining stake in Qoros, including whether or not to exercise its rights under the put option, in accordance with its strategy and other relevant factors relating to its interest in Qoros. In addition, Kenon may in the future sell further portions or all of its remaining stake in Qoros to the Majority Shareholder in Qoros or otherwise.

Qoros’ Joint Venture Agreement

We are party to a joint venture agreement, or the Joint Venture Agreement, entered into on February 16, 2007, which was amended to reflect the Majority Shareholder in Qoros’ 51% interest in Qoros as well as certain terms agreed pursuant to the investment agreement. Following completion of the sale described above under “—2019 Qoros Sale Agreement,” the Joint Venture Agreement shall be further amended to reflect the Majority Shareholder in Qoros’ 63% interest in Qoros. The Joint Venture Agreement sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, Wuhu Chery and the Majority Shareholder in Qoros with respect to Qoros.

The Joint Venture Agreement is governed by Chinese law. Under the Joint Venture Agreement, certain matters require the unanimous approval of Qoros’ board of directors, while other matters require a two-thirds or a simple majority board approval. Matters requiring unanimous approval of the Qoros board include amendments to Qoros’ articles of association, changes to Qoros’ share capital, the merger, division, termination or dissolution of Qoros, the sale or otherwise disposal of all or a material part of Qoros’ fixed assets for an amount equal or greater than RMB200 million (approximately $29 million) and the issuance of debentures or the creation of third party security interests over any of Qoros’ material fixed assets (other than those provided in connection with legitimate Qoros loans). Matters requiring approval by two-thirds of the board include the acquisition of majority equity interests in another entity for an amount exceeding 5% of Qoros’ net asset value, termination of any material partnership or joint venture contract, profit distribution plans, the sale or otherwise disposal of all or a material part of Qoros’ fixed assets for an amount equal or greater than RMB60 million (approximately $9 million) but less than RMB200 million, and capital expenditures and investments which are equal to or greater than the higher of $4 million or 10% of the approved annual budget.

Pursuant to the terms of our Joint Venture Agreement, we have the right to appoint two of Qoros’ nine directors, Wuhu Chery has the right to appoint two of Qoros’ directors and the Majority Shareholder in Qoros has the right to appoint the remaining five of Qoros’ directors. If the Majority Shareholder in Qoros’ stake in Qoros increases to 67% through a new investment in Qoros, the board of directors of Qoros will be further adjusted such that Qoros will have a six-member board of directors, of which the Majority Shareholder in Qoros will have the right to appoint four directors, while Kenon and Wuhu Chery will each have the right to appoint one director. The Majority Shareholder in Qoros has the right to nominate Qoros’ Chief Executive Officer and Chief Financial Officer. The nomination of Qoros’ Chief Executive Officer and Chief Financial Officer are each subject to the approval of Qoros’ board of directors by a simple majority vote. Quantum and Wuhu Chery each have the right to nominate one of Qoros’ deputy Chief Financial Officers. Such nominations by Quantum and Wuhu Chery are subject to the approval of Qoros’ board of directors by a simple majority vote.

The Joint Venture Agreement restricts transfers of interests in Qoros by the shareholders (other than transfers to affiliates). Quantum has the right to transfer up to 50% of its interest in Qoros to a third-party at any time (subject to the Majority Shareholder in Qoros’ right of first refusal described below). Quantum may not assign the remaining 50% of its interest in Qoros to a third-party during the three-year period following the change in shareholding in Qoros pursuant to the investment agreement with the Majority Shareholder in Qoros without the consent of the other joint venture partners. After the three-year lock-up period, Quantum may transfer all of its interest in Qoros to any third-party, subject to the rights of first refusal discussed below. During the five-year period following the closing of the investment, Wuhu Chery and the Majority Shareholder in Qoros may not transfer any or all their interests in Qoros to any third-party without consent of the other joint venture partners (except for assignments in relation to an initial public offering of Wuhu Chery’s interest in Qoros).

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

The Joint Venture Agreement also reflects Kenon’s put option and the Majority Shareholder in Qoros’ right to make further investments in Qoros.

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

Changes to Qoros' Management

In recent years, Qoros has made a number of changes at the executive management level, including the appointment of a new chief executive officer, chief financial officer, chief technology officer and chief operating officer in early 2019.

Qoros’ Legal Proceedings

During 2018, Qoros was subject to various claims brought by certain of its suppliers and service providers claiming unpaid amounts. As of December 31, 2018, the total amounts claimed are approximately RMB125 million (approximately $18 million).

During 2018, Qoros settled various outstanding claims previously brought by its suppliers and service providers, in an amount of approximately RMB26 million.

Qoros’ Regulatory, Environmental and Compliance Matters

Qoros is subject to regulation, including environmental regulations, in China and the Jiangsu Province. Such regulations focus upon the reduction of emissions, the mitigation of remediation expenses related to environmental liabilities, the improvement of fuel efficiency, and the monitoring and enhancement of the safety features of Chinese vehicles. For example, in July 2020, the Chinese regulation on emissions (Stage 6 Limits and Measurement Methods for Emissions from Light Duty Vehicles) will take effect, which will require that new models meet certain emission standards. Qoros’ facility, activities and operations are also subject to continued monitoring and inspection by the relevant Chinese authorities. Qoros believes that it is in compliance with applicable Chinese government regulations.

Qoros’ strategy contemplates the development of NEVs and in December 2018 Qoros introduced its new NEV model, the Qoros 3 EV500. As such, Qoros will be subject to the laws, licensing requirements, regulations and policies applicable to NEVs in China. For instance, China has published a set of fuel consumption credit and NEV credit rules to promote the growth of the NEV market and reduce reliance on internal combustion vehicles. Under the regulations, automakers must obtain a certain NEV score by 2019, which score is related to the number of NEVs the automaker produces. If the automaker is unable to obtain the score, it is required to purchase credits from other automakers or will be unable to sell its conventional vehicles. Although Qoros did not purchase a material amount of credits in 2018, the amount of credits it purchases could be material in the future.

ZIM

We have a 32% stake in ZIM, an international shipping company that operates in select markets. ZIM was founded in Israel in 1945, and has over 70 years of experience in the shipping industry providing customers with seaborne transportation and logistics services and solutions. As of December 31, 2018, ZIM operated 73 vessels, of which 3 were owned and 70 were chartered (including 5 vessels accounted under financial leases and 4 vessels accounted under sale and leaseback refinancing agreements), with a total shipping capacity of 348,053 TEUs. As of December 31, 2018, ZIM chartered 96% of its capacity, and approximately 62% of its charter leases by capacity have durations of less than one year.

As of December 31, 2018, ZIM operated a global network (including lines operated pursuant to cooperation arrangements) of over 60 weekly lines, calling at approximately 230 port of calls in approximately 70 countries. ZIM’s network includes strategically located hubs and regional feeder lines to increase geographical coverage. ZIM has cooperation agreements with other leading container liner companies and 2M Alliance (as described below), allowing ZIM to increase its fleet utilization by sharing capacity, expand its service offering and benefit from cost savings. ZIM’s vessels have capacities ranging from less than 1,000 TEUs to approximately 11,000 TEUs. Within ZIM’s global network, ZIM offers a variety of services, including land transportation and logistical services, as well as specialized shipping solutions, such as the transportation of out-of-gauge cargo, refrigerated cargo and hazardous cargo.

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

ZIM’s Industry Update

In recent years, conditions in the shipping industry have been challenging due to a large supply-demand gap and an increase in vessel capacity. During 2017, in light of the Hanjin dissolution, carriers started implementing responsible capacity management, and increased scrapping and slippage activities. As a result, the gap between supply and demand narrowed, resulting in improved market conditions. In addition, during 2017, the demand for containerized goods increased as a result of global GDP growth which resulted in increased private consumption. These factors resulted in improved profitability for the shipping industry in 2017. However, in 2018, demand growth has been moderate, mainly driven by geopolitical instability and recession concerns, following many years of robust growth. A large number of new large-scale vessels were delivered in 2018 as capacity grew on a net basis by 5.7% compared to 2017. The ongoing overcapacity problem together with substantial increases in operational costs, mainly bunker prices and charter rates, have negatively impacted the industry’s profitability.

The increase in tariffs and trade tensions between the U.S. and China and other countries have impacted the global trade environment. In order to avoid the impact of additional tariffs, certain customers have elected to transport some of their cargo in Q4 2018 and earlier in 2019, which may result in less demand for ZIM’s services later in 2019.

Bunker prices have increased substantially since reaching historical low levels in January 2016 (excluding a decrease which began in November 2018), while freight rates have decreased since the end of 2017. By the end of 2018, freight rates started to recover in most trades, while bunker prices started increasing again (following the November 2018 decline). Further increases in bunker prices may affect ZIM’s margins.

In addition, the container shipping market has experienced significant consolidation as carriers look for operational savings that will improve efficiency and margins. In recent years, the shipping industry has experienced M&A activity (including, for example, the 2018 acquisition of OOCL by COSCO and 2018 merger of three Japanese carriers into an entity named “ONE”) and extensive industry consolidation, resulting in rising market concentration.

In line with the trend towards consolidation, a number of large strategic alliances and cooperations have been reorganized or formed, including the Ocean Alliance (consisting of COSCO Shipping, CMA CGM Shipping, Evergreen Marine and Orient Overseas Container Line) and the Alliance (consisting of Hapag Lloyd, Yang Ming MOL, NYK Line and K Line Shipping).

ZIM’s Description of Operations

ZIM operates in the liner shipping sector and provides container space/allocation in connection with its operation of regular routes between fixed destinations, within and between trade zones, according to set schedules and anchoring at ports in accordance with a predetermined schedule and according to either pre-determined or spot rates. ZIM operates globally, although its key operational activities are conducted in the Trans-Pacific trade zone, the Asia (including Indian Sub-Continent)-Black Sea/ East Mediterranean Sea trade zones and the Intra-Asia trade zone. In 2018, these trade zones accounted for approximately 70% of ZIM’s total carried volume (measured in TEUs).

ZIM competes with other liner shipping companies to provide transport services to customers worldwide. The market is significantly concentrated with the top five carriers accounting for approximately 63.2% of the global capacity, and the remaining top carriers each controlling less than 7% of the capacity as of December 2018. ZIM controls approximately 1.4% of the global container shipping capacity and is ranked eleventh among shipping carriers globally as of December 2018 (in terms of TEU capacity) (as compared to a ranking of twelfth in January 2018 and sixteenth in January 2017, reflecting industry consolidation).

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

In September 2018, ZIM entered into a strategic cooperation agreement with the 2M Alliance in the Asia-USEC trade zone. The term of the strategic cooperation is seven years. The strategic cooperation includes the creation of a joint network of five loops between Asia and USEC, out of which one is operated by ZIM and four are operated by the 2M Alliance. In addition, ZIM and the 2M Alliance are permitted to swap slots on all five loops under the agreement and ZIM may purchase additional slots in order to meet its total demand in these trades. This strategic cooperation with the 2M Alliance enables ZIM to provide its customers with improved port coverage and transit time, while generating cost efficiencies. In January 2019, ZIM entered into a second strategic cooperation agreement with the 2M Alliance, which will include a combination of vessel sharing, slot exchange and purchase, and covers two additional trade zones: (i) Asia - East Mediterranean and (ii) Asia - American Pacific Northwest. The new cooperation agreement offers four dedicated lines with extensive port coverage and premium service levels. The new services are due to commence from Asia in March 2019, subject to regulatory approvals.

In addition, ZIM is party to a wide range of operational partnerships, including vessel sharing agreements, swap agreements, and slot purchase agreements with other carriers in most of the trade zones in which it operates. For further information on the risks related to competition within the shipping industry and alliances, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interests in ZIM— ZIM’s ability to enter into strategic alliances and participate in operational partnerships in the shipping industry remains limited, which may adversely affect ZIM’s business, and ZIM faces risks related to its strategic cooperation agreement with the 2M Alliance.” In light of industry dynamics, ZIM continues to monitor its operational costs and has implemented additional cost reduction practices in order to position itself as a more efficient and profitable carrier.

The map below illustrates ZIM’s trade zones of operation, as of December 31, 2018, and the percentage of TEUs transported by zone:

        The following table sets forth a description of the major trade zones or sub-trade zones in which ZIM operates (including through cooperation agreements, e.g., with 2M Alliance), and the distribution of TEUs transported by ZIM within each zone, for each of 2018, 2017 and 2016:

Business Unit	Description of Business Unit	2018 TEU Transported (%)	2017 TEU Transported (%)	2016 TEU Transported (%)
Pacific	The Pacific BU consists of the Trans-Pacific trade zone, which covers trade between Asia (mainly China) and the east coast and west coast of the U.S., Canada, Central America and the Caribbean	38.3	34.2	33.6

Cross Suez	The Cross Suez BU consists of the Asia-Europe trade zone, which covers trade between Asia and Europe through the Suez Canal, primarily through the Asia-Black Sea/Mediterranean Sea sub-trade zone	14.7	15.9	16.5

Intra-Asia	The Intra-Asia BU consists primarily of the Intra-Asia trade zone, which covers trade within regional ports in Asia, as well as trade between Asia and Africa	21.4	21.1	20.3

Atlantic	The Atlantic BU consists of the Trans-Atlantic trade zone, which covers the trade between the Mediterranean to U.S. east and west coasts and the Caribbean, as well as Intra trades which include the East Mediterranean, West Mediterranean and North Europe and the Mediterranean to West Africa trade	18.5	21.3	21.4

Latin America	The Latin America BU consists of the Intra-America trade zone, which covers trade within regional ports in the Americas as well as trade between South American east coast and Asia and the Mediterranean to South America east coast via the Atlantic Ocean	7.1	7.5	8.2

Total		100.0	100.0	100.0

Our strategic cooperation agreement with the 2M Alliance entered into September 2018 (prior to the 2019 extension) relates to the Pacific trade zone in the table above.

ZIM’s Description of Fleet

ZIM operates in the liner shipping sector and generates revenue from fees paid to it in exchange for transportation services provided by it (through deployment of its fleet of vessels it owns or charters to ZIM’s customers). As of December 31, 2018, ZIM’s fleet included 73 vessels (as compared to 81 vessels as of December 31, 2017). ZIM’s fleet as of December 31, 2018 consisted of 71 container vessels and 2 vehicle transport vessels, of which 3 vessels were indirectly owned by ZIM (through subsidiaries established for vessel-holding purposes only) and 70 vessels were chartered (including 5 vessels accounted under financial leases and 4 vessels accounted under sale and leaseback refinancing agreements). ZIM has re-delivery dates ranging from 2019 to 2026. As of December 31, 2018, the total capacity of ZIM’s fleet of vessels (both owned and chartered) was 348,053 TEUs (compared to 385,974 TEUs as of December 31, 2017).

The following table sets forth summary information relating to ZIM’s vessels as of December 31, 2018, differentiating between owned and chartered vessels, and the remaining period of the charter:

	Container Vessels
	Number	Capacity (TEU)	Other Vessels		Total
Vessels owned by ZIM	3	15,031			3

Vessels chartered from parties related to ZIM
Periods up to 1 year (from December 31, 2018)	2	10,024	1	[1]	3
Periods between 1 to 5 years (from December 31, 2018)	2	8,442	—		2
Periods over 5 years (from December 31, 2018)	—	—	—		—

Vessels chartered from third parties[2]
Periods up to 1 year (from December 31, 2018)	46	202,950	1		47
Periods between 1 to 5 years (from December 31, 2018)	8	44,995	—		8
Periods over 5 years (from December 31, 2018)	10	66,611			10

Total	71	348,053	2	[1]	73

(1)	Vehicle transport vessels.

(2)	Includes 5 vessels accounted under financial leases and 4 vessels accounted under sale and leaseback refinancing agreements (engaged in 2018).

Industry analysts expect shipping companies’ deployments of larger vessels to continue increasing and, in particular, to increase in certain of the key trade zones in which ZIM operates. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels (assuming the vessels are operating at full capacity). For example, the Panama Canal’s 2016 expansion which increased the size of vessels that can pass through the canal is illustrative of the industry trend towards larger vessels. To remain competitive within the Asia-USEC trade zone, ZIM has increased the size of certain of its vessels in this trade zone and entered into the strategic cooperation with the 2M Alliance which operates larger vessels.

Chartered Vessels

ZIM charters vessels under charter agreements for varying periods. With the exception of those vessels whose rates were set in connection with ZIM’s 2014 debt restructuring, ZIM’s charter rates are fixed at the time of entry into the charter, and depend upon market conditions existing at that time. As of December 31, 2018, of the 70 vessels chartered by ZIM under lease arrangements:

•
60 vessels were chartered under a “time charter,” which consists of chartering the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 5 vessels chartered under a time charter from parties related to ZIM;

•
1 vessel was chartered under a “bareboat charter,” which consists of the chartering of a vessel for a given period of time against a charter fee, with the operation of the vessel handled by the charterer; and

•	9 vessels were chartered under financial lease agreements and sale and leaseback refinancing agreements.

Subject to any restrictions in the applicable lease arrangement, the charterer determines the type and quantity of cargo to be carried as well as the ports of loading and discharging. ZIM’s vessels operate worldwide within the trading limits imposed by its insurance terms. Except for the bareboat charter, the technical operation and navigation of ZIM’s vessels remain, at all times, the responsibility of the vessel owner, who is generally responsible for the vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

Fleet Management

ZIM provides its own operational and technical management services for each of the vessels that it owns, as well as those it accounts for under sale and leaseback refinancing agreements.

ZIM operates vessels in accordance with the ISM Code and the International Ship and Port Facilities Security Code, in addition to developing, implementing and maintaining a safety management system in accordance with the ISM Code. In addition, ZIM follows the regulations of the International Maritime Organization, or IMO. The new IMO regulations expected to come into effect in 2020 will require shipping companies to (i) utilize fuels which emit less sulfur (ii) install scrubbers on vessels to reduce the emission of sulfur or (iii) deploy new types of vessels using liquefied natural gas (LNG). ZIM intends to comply with the regulations when they become effective either by installing scrubbers or switching to fuels that emit less sulfur. For more information on this regulation see “Item 4.B Business Overview—Our Businesses—ZIM— ZIM’s Regulatory, Environmental and Compliance Matters.”

Non-Fleet Equipment

In addition to the vessels that ZIM owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2018, ZIM held approximately 383 thousand container units with a total capacity of approximately 632 thousand TEUs, of which approximately 75% were owned by ZIM (including under finance leases) and approximately 25% were chartered.

ZIM’s Customers

In 2018, ZIM had more than 32,285 customers. ZIM’s customers are divided into “direct customers”, including exporters and importers, and “forwarders,” (i.e., entities engaged in assembling cargos from various customers and the forwarding thereof through a shipping company). In 2018, 39% of ZIM’s customers (in terms of transported volume) were “direct customers,” while the remainder were “forwarders.” ZIM does not depend upon any single customer.

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

ZIM’s Legal Proceedings

Derivative Action Concerning ZIM Restructuring

During 2014 a petition for approval of a derivative action was submitted to the District Court in Tel Aviv by a shareholder of the Israeli Corporation Ltd., or IC, against, among others, IC and the ZIM. The petitioner argues that the transaction executed by IC in connection with its participation in ZIM’s restructuring deviates from the approval of IC’s shareholders meeting and that the condition precedent to the execution of IC’s participation in the restructuring, as approved by such meeting, regarding the transferability of the shares in ZIM was not fulfilled. The petitioner moves to have the defendants (other than IC and ZIM) to convene IC’s shareholders meeting to approve IC’s participation in the ZIM’s restructuring or have the defendants (other than IC) compensate IC in the amount of US$ 27.4 million which, as argued, reflects the damage caused to IC due to its participation in ZIM’s restructuring, being the decreased value of ZIM’s shares held by IC in consideration therefore, due to the incompletion of the said condition precedent. During 2016, the derivative action was rejected by the court, followed by an appeal filed by the petitioner which was rejected by the Supreme Court of Israel in February 2019.

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

During 2017, ZIM was served, together with another defendant, with an application to approve the filing of a class action in Israel, related to alleged breaches of competition rules in respect of carriage of vehicles from South Korea. The applicants have asserted that the total damages caused to the class at a total of NIS 403 million (approximately $108 million) based on an expert opinion attached to the application. However, from a preliminary review of the opinion, it should be noted that the estimate is based on data which is not necessarily correct and/or relevant to ZIM.

In addition, ZIM representatives received subpoenas in connection with an investigation by the United States Department of Justice Antitrust Division into the container liner shipping industry in the United States. During 2018, ZIM submitted certain internal documents to the United States Department of Justice Antitrust Division and ZIM’s legal advisors remained in contact with the Department of Justice regarding ZIM’s compliance with the subpoenas. In February 2019, ZIM received notice from the United States Department of Justice Antitrust Division that the investigation has concluded without any adverse findings against either ZIM or its senior officers.

Court’s Ruling Against Shipping Agencies in Certain Jurisdictions

In one jurisdiction, courts ruled against the charging by certain shipping agencies of certain fees in such jurisdiction, including a subsidiary of ZIM. The shipping agencies have appealed to the supreme court against this ruling. During 2018, ZIM’s subsidiary and additional shipping agencies entered into settlement negotiations.

Based on legal advice and management estimates, ZIM included a provision in its financial statements with respect to certain of the above-mentioned matters.

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

ZIM has taken measures to comply with the IMO Ballast Water regulations. ZIM has taken measures to comply with the amendments of the IMO IMDF code, and the amendments to the International Convention for the Prevention of Pollution from Ships (MARPOL).

ZIM has also taken steps to comply with the Chinese Ministry of Transportation regulations which stipulate a 0.5% sulfur content restriction on fuels used in all Chinese ports and the U.S. National Oceanic and Atmosphere Administration’s seasonal 10 knot speed limit on Mid-Atlantic coastal areas between November 1, 2017 and April 30, 2018. These regulations may increase ZIM’s operational costs.

In addition, ZIM may be required to incur significant costs in connection with modifications to environmental regulations applicable to shipping companies. For example, ZIM will be required to comply with the new fuel regulation, known as “the Sulphur Cap,” which requires all marine carriers to use low sulfur fuel (up to 0.5% sulfur content, down from the current 3.5% requirement), currently expected to become effective in January 2020. The Sulphur Cap regulation, introduced by the IMO in 2016, is aimed at reducing marine pollution and emissions. All shipping companies will be obliged to comply and to significantly reduce emissions on the high seas and in coastal area. The Sulphur Cap regulation will impact all the stakeholders in the industry and compliance with it is currently expected to create a significant cost impact and could also affect the supply of vessels in the market. Carriers can comply by (i) buying compliant fuel at higher prices; (ii) installing new cleaning systems on board vessels (scrubbers); or (iii) deploying new types of vessels using LNG. All three options are expected to result in significant costs for carriers and container shipping companies, including ZIM, may seek to implement a surcharge in order to compensate for the above described cost impact. See "Risk Factors—ZIM is subject to the IMO’s "2020" environmental regulations, and failure to comply with such regulations could have a material adverse effect on ZIM’s business."

ZIM is also subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which the vessels anchor, as well as regulations by virtue of international treaties and membership in international associations. Changes and/or amendments to the regulatory provisions applying to ZIM (e.g., the U.S.’s policy requiring the scanning of all cargo en route to the United States) could have a significant adverse effect on ZIM’s results of operations. Additionally, the non-compliance of a port with any of the regulations applicable to it may also adversely impact ZIM’s results of operations, by increasing ZIM’s operating expenses.

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

ZIM is subject, in the framework of its international activities, to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities. For example, the Block Exemption Regulation, exempts certain cooperation agreements in the liner shipping sector from the prohibition on anti-competitive agreements contained at Article 101 of the TFEU. The Block Exemption Regulation is set to expire on in April 2020 and the EC has launched a consultation process on whether the Block Exemption Regulation should be extended and, if so, whether its current text should be amended.

Finally, ZIM has taken steps to comply with the GDPR.

For information on ZIM’s regulatory risks, see “Item 3.D Risk Factors—Risks Related to the Industries in Which Our Businesses Operate— A disruption in our and each of our business’ information technology systems, including incidents related to cyber security, could adversely affect our business operations,” “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—ZIM is subject to environmental and other regulations and failure to comply with such regulation could have a material adverse effect on ZIM’s business” and “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.”

ZIM’s Special State Share

In connection with the 2004 sale of the holdings of the State of Israel in ZIM to IC, ZIM ceased to be a “mixed company” (as defined in the Government Companies Law of Israel) and issued a Special State Share to the State of Israel. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity, so as to enable the State of Israel to effectively access a minimal fleet in an emergency crisis, or for security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s vital interests or its foreign or security interest or Israel’s shipping relations with foreign countries from having influence on ZIM’s management. In connection with the completion of ZIM’s restructuring plan in 2014, certain transferability restrictions imposed by the terms of the Special State Share were revised. The key terms and conditions of the revised Special State Share include the following requirements:

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

Primus

We have a 91% equity interest in Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process.

Primus’ Description of Operations

Primus is an innovative developer of a proprietary liquids technology, the STG+ process, which is designed to produce liquid hydrocarbons from synthesis gas, or syngas, derived from natural gas (including synthetic natural gas) and other feedstocks (e.g., ethane). Primus’ STG+ process converts syngas into methanol, reformulated blend-stock for oxygen blending, or RBOB, gasoline or a stream miscible with crude oil (synthetic crude). The availability of large shale gas reserves in the U.S. and the low cost of natural gas in relation to the cost of gasoline and methanol enables Primus to utilize domestically produced natural gas in its STG+ process.

Primus’ business strategy is focused on three primary activities:

•
Gasoline Production. Primus intends to provide its STG+ process to convert natural gas into RBOB gasoline as blend-stock at industrial and chemical plant locations that have spare syngas capacity and in emerging international markets where low value natural gas can be converted to high value (usually imported) gasoline.

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

Primus seeks to develop, build, own and operate a portfolio of facilities where the company can access low-cost natural gas feedstock and take advantage of lower product transportation costs resulting from locating producing assets closer to markets than competing sources, including through joint ventures with equity partners. Primus seeks to generate revenues from the sale of gasoline, synthetic crude and methanol from its operating plants as well as from construction management services, engineering fees, technology licensing fees, production royalties, and other opportunities the company identifies. Primus intends to finance the first series of plants through non-recourse project financing and is seeking strategic partners to participate alongside Primus in the equity component of the investment. Primus has entered into non-binding term sheets with certain entities regarding the development of future projects. However, at this time none of the term sheets have resulted in definitive agreements and there is no certainty that such projects will be developed.

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

Between 2011 and 2013, Primus operated a pilot scale test facility at its headquarters in Hillsborough, New Jersey. Primus’ pilot plant consisted of two major units, the first being a wood pellet gasifier that produced syngas, and the second being the STG+ process. The STG+ process has been successfully validated at the pilot scale. Primus used the data obtained from such operations to optimize the design of its demonstration plant, which was completed in August 2013. Primus’ demonstration plant generates syngas from natural gas, and converts the syngas into methanol and high-octane gasoline. The demonstration plant has a nameplate production capacity for gasoline of 12.7 gallons per hour, or 100,000 gallons per year, and for methanol of 32.4 gallons per hour or 255,000 gallons per year, and was designed to replicate the key scale parameters of a larger plant, so as to minimize potential scale-up risks. Between 2013 and 2017, Primus successfully operated the demonstration plant for approximately 10,000 hours. The same reactor design and catalyst are in use in other sites in slightly different services around the world. In the fourth quarter of 2018, Primus operated the demonstration plant for 1250 hours to gather data on catalyst life, optimal operating conditions, and to obtain third party validation that Primus’ RBOB gasoline meets the required quality specifications for use in U.S. markets.

In the year ended December 31, 2018, Primus generated $480,000 in revenues from its operations. As of December 31, 2018, we have invested approximately $76 million (which consists of $43 million invested by Kenon and $23 million invested by IC prior to the spin-off) into Primus. In 2018, we provided Primus $7.0 million via convertible notes. In March 2019, we provided additional funding of $1 million via a convertible note.

Primus continues to rely on Kenon to fund its operations. In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed appropriate to facilitate Primus’ operational and development capital requirements.

We own 91% of Primus and the remaining 9% is primarily held by Primus’ founders; on a fully diluted basis, giving effect to management share options, Kenon’s ownership interest in Primus is approximately 80%.

Primus’ Principal Markets; Customers

Primus intends to develop, build, own and operate methanol production plants in North America and develop, build, own and operate gasoline, synthetic crude, or methanol or stream miscible with crude production plants, including through joint ventures with equity partners, or license the technology for the operation and development of such plants, outside of North America. The intended off-takers of Primus’ methanol and gasoline are expected to primarily consist of local distributors or users who are located far from large-scale production plants. In the United States, methanol and gasoline are generally produced in the Gulf Coast and are transported to off-takers throughout the country. Due to transportation costs, customers located outside the Gulf Coast region pay a substantially higher price than customers around the Gulf Coast. Primus intends to construct and own equity in plants in such regions to capture the price spread resulting from the transportation costs and lower costs of natural gas.

Primus intends to provide its gas flaring solutions to customers throughout the world, particularly those in gas-prone regions with strict gas flaring regulations. The production of oil results in the “flaring” of natural gas—a cheap method disposing of, rather than utilizing, associated natural gas. Such flaring has become a concern in many countries as a result of the associated emissions in greenhouse gases and participation in the World Bank’s Zero Routine Flaring by 2030 Initiative. As Primus’ STG+ process converts syngas into gasoline blend stock, Primus can provide its potential customers with the technological tools to transform the natural gas associated with oil production and flaring into gasoline or a diluent to be blended into crude oil.

Potential customers of the gasoline, methanol and synthetic crude produced by Primus’ technology include existing refiners of crude oil, industrial and chemical users, purchasers of oil-based fuels, and blenders of transportation fuels and direct end-users, such as retailers.

Primus Potential Project Pipeline

Primus is engaging in discussions with potential customers and joint venture partners with respect to potential projects, including for the construction of methanol plants, the conversion of syngas into gasoline and synthetic crude and the provision of gas flaring solutions. Should Primus secure these potential projects, which may be located throughout the world, Primus may be compensated through a mix of revenues from sales to off-takers, construction management and engineering fees, technology licensing fees and production royalties. These projects also give Primus the opportunity to own equity in the project. At this time, these projects have not been secured.

Primus’ Raw Materials and Suppliers

In connection with the operation of Primus’ demonstration plant in the year ended December 31, 2018, a single supplier provided Primus with its natural gas requirements, representing an immaterial amount of Primus’ operating expenses in the year ended December 31, 2018.

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

Discontinued Operations – Inkia Business

Sale of the Inkia Business

Share Purchase Agreement

In November 2017, Kenon, through its subsidiaries Inkia and IC Power Distribution Holdings Pte. Ltd., or ICPDH, entered into a share purchase agreement with Nautilus Inkia Holdings LLC which is an entity controlled by I Squared Capital, pursuant to which Inkia and ICPDH agreed to sell all of their interests in power generation and distribution companies in Latin America and the Caribbean (the “Inkia Business”). The sale was completed in December 2017.

The consideration for the sale was $1,332 million, consisting of (i) $935 million cash proceeds paid by the buyer, (ii) retained cash at Inkia of $222 million, and (iii) $175 million, which was deferred in the form of a Deferred Payment Obligation bearing interest of 8% per annum, payable in kind. The consideration was subject to post-closing adjustments which were not significant. The buyer also assumed Inkia’s obligations under Inkia’s $600 million 5.875% Senior Unsecured Notes due 2027.

The consideration that Inkia received in the transaction was before estimated transaction costs, management compensation, advisor fees, other expenses and taxes, were in the aggregate approximately $263 million, of which $27 million comprises taxes to be paid upon payment of the $175 million Deferred Payment Obligation. The estimated tax payment includes taxes payable in connection with a restructuring of some of the companies remaining in the Kenon group, which is intended to simplify Kenon’s holding structure. As a result of this restructuring, Kenon now holds its interest in OPC directly. Kenon does not expect any further tax liability in relation to any future sales of its interest in OPC.

This sale was consistent with Kenon’s strategy, which includes monetization of its business and distribution of proceeds to shareholders.

Use of Proceeds of Transaction

In January 2018, Kenon used a portion of the proceeds of the transaction to repay debt of IC Power ($43 million of net debt outstanding), and to repay its loan facility with Israel Corporation ($240 million including accrued interest, and $3 million withholding tax).

In addition, in March 2018, Kenon distributed $665 million in cash to its shareholders.

Indemnification

In the share purchase agreement for the sale, the sellers, Inkia and ICPDH, gave representations and warranties in respect of the Inkia Business and the transaction. Subject to a specified deductibles, caps and time limitations, the sellers agreed to indemnify the buyer and its successors, permitted assigns, and affiliates, and its officers, employees, directors, managers, members, partners, stockholders, heirs and personal representatives from and against any and all losses arising out of:

•
prior to their expiration in July 2019 (or December 2020 in the case of representations relating to environmental matters), a breach of any of the sellers’ representations and warranties (other than fundamental representations) up to a maximum amount of $176.55 million;

•
prior to their expiration upon the expiration of the statute of limitations applicable to breach of contract claims in New York, a breach of any of the sellers’ covenants or agreements set forth in the share purchase agreement;

•
prior to their expiration thirty days after the expiration of the applicable statute of limitations, certain tax liabilities for pre-closing periods and certain transfer taxes, breach of certain tax representations and the incurrence of certain capital gain taxes by the transferred companies in connection with the transaction; and

•	without limitation with respect to time, a breach of any of the sellers’ fundamental representations (including representations relating to due authorization, ownership title, and capitalization).

The sellers’ obligation to indemnify Nautilus Inkia Holdings LLC shall not exceed the base purchase price. The sellers’ indemnification obligations for any claims under the share purchase agreement that are agreed between the buyer and the sellers, or that are subject to a final non-appealable judgment, will be supported by the following (all time periods running from December 31, 2017):

•	IC Power’s three-year pledge of OPC shares representing 25% of OPC shares as of December 31, 2017;

•
to the extent any indemnification obligations remain outstanding after the exercise of the above-described pledge (or payments of amounts equal to the value of the pledge), a deferral of $175 million of the purchase price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at a rate of 8% per annum payable-in-kind accruing from the closing date, which the buyer may use to set-off any such indemnification obligations owed to it (see “—Nautilus Energy TopCo LLC Deferred Payment Agreement”); and

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

Pledge Agreement with respect to OPC Shares

In connection with the sale of the Inkia Business, ICP (which was the holder of Kenon’s shares in OPC at the time of the sale) entered into a pledge agreement with the buyer of the Inkia Business (Nautilus Inkia Holdings LLC) to pledge OPC shares representing 25% of the outstanding shares of OPC as of the date of the pledge agreement in favor of the buyer to secure the sellers’ indemnification obligations under the share purchase agreement for the sale. Following the sale of the Inkia Business, ICP transferred all of its shares in OPC to Kenon. As a result, Kenon and the buyer entered into an amended pledge agreement, pursuant to which Kenon became the pledgor and assumed ICP’s obligations under the pledge agreement.

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

Secured Obligations

The pledged shares secure indemnification claims by the buyer that are “finally determined” (i.e., agreed by the parties or pursuant to a non-appealable judgment of a court with proper jurisdiction) under the share purchase agreement and obligations in connection with the pledge agreement and related preservation and foreclosure costs and expenses incurred by the buyer. The pledged shares and cash are held in an account that Kenon has pledged in favor of the buyer. The secured obligations are reduced to the extent of indemnification payments to the buyer under the share purchase agreement and to the extent of the net proceeds from sales of shares upon enforcement of the pledge.

Certain Rights of Kenon with respect to the Pledged Shares

Kenon retains voting rights over the pledged shares unless an event of default under the pledge agreement has occurred and is continuing.

All dividends on the pledged shares are paid into the pledged account. Unless an event of default under the pledge agreement has occurred and is continuing,

•
Kenon can withdraw dividends paid into that account as follows (i) in the first 365 days from November 24, 2017, if the 30-trading day volume weighted average price, or VWAP prior to drawing such dividends exceeds NIS14.45 Kenon can draw an amount up to 50% of cumulative net income of OPC from January 1, 2017 (such amount is referred to as the “dividend cap”), (ii) during the following 365-day period, if the 30-trading day VWAP prior to drawing such dividends exceeds NIS14.82, Kenon can draw an amount up to the dividend cap and (iii) during the following 365-day period, if the 30-trading day VWAP prior to drawing such dividends exceeds NIS15.17, Kenon can draw an amount up to the dividend cap; and

•
in addition, on one occasion over the life of the pledge Kenon can draw from the pledged account its pro rata share of OPC dividends up to $25 million paid in respect of all of the pledged shares (by way of example if the company makes a distribution of US$50 million following the original effective date of the pledge agreement, Kenon is entitled to draw from the pledged account $6.25 million). OPC has not paid a dividend since the date the pledge was executed, and therefore Kenon has not made such draw.

Kenon can sell pledged shares on arms’ length terms in cash at market prices or at customary discounts to market prices for such sales (provided that the discounts do not exceed 5% of market price, based on customary VWAP from such a sale on the TASE), provided that cash equal to the number of pledged shares sold multiplied by NIS 14.105 is deposited into the pledged account.

Release of Pledged Shares

In the event of any indemnity claims under the share purchase agreement, pledged shares and cash shall be released in an amount equal to the indemnity payment, with the amount of pledged shares released calculated in accordance with the fair market value of OPC’s ordinary shares based on the 30-trading day VWAP of OPC shares prior to the release, and pledged cash is released prior to pledged shares.

Kenon may also release cash from the pledge by depositing additional OPC shares into the pledged account, with released cash being replaced by a number of OPC shares equal to the amount of cash released divided by the lower of (i) the 30-trading day VWAP of OPC shares prior to the release and (ii) NIS 14.105.

All pledged shares and cash remaining in the pledged account will be released on December 31, 2020, provided that if there are unresolved claims by the buyer for indemnity under the Inkia share purchase agreement, the pledge will continue to apply for pledged assets sufficient (in the case of pledged shares, based on a the 30-trading day VWAP prior to December 31, 2020) to cover an amount determined by Kenon and the buyer, each acting in good faith (or a third party evaluator or PricewaterhouseCoopers in case the parties cannot agree on such evaluator) equal to a reasonable estimate of the amount ultimately payable on an unresolved claim (including interest and penalties) to be paid under the Inkia share purchase agreement, plus a reasonable estimate of the amount of costs and expenses that are expected to be incurred to resolve the claim plus 10% of the foregoing (the total amount is referred to as the reserve amount). To the extent that such unresolved indemnity claims which results in an extension of the pledge results in a claim amount actually paid exceeding 110% of the reserve amount, Kenon must pay the buyer interest in cash at a rate of 4% per annum on the difference between the amount paid and 110% of the reserve amount from December 31, 2020 until such payment, and to the extent that such unresolved indemnity claims which in an extension of the pledge results in a claim amount actually paid less than 90% of the reserve amount, the buyer must pay Kenon interest in cash at a rate of 4% per annum on the difference between the amount paid and 90% of the reserve amount from December 31, 2020 until the remaining pledged assets are released from the pledge.

Events of Default; Enforcement of Pledge

The pledge agreement contains events of default for events such as breaches of representations and warranties or undertakings, certain insolvency or bankruptcy events and a failure by Kenon to pay indemnification claims under the Inkia share purchase agreement which claims have been finally determined and are unpaid for three business days. Upon an event of default for a failure to pay a finally determined indemnification claim or a breach of the repeating representation confirming no insolvency or similar events relating to Kenon, the buyer may take customary enforcement measures, including enforcement of the pledges and sale of pledged shares. Upon any other event of default, the buyer may take possession of the pledged assets and exercise voting rights, but may not dispose of the pledged assets.

Nautilus Energy TopCo LLC Deferred Payment Agreement

In December 2017, Inkia loaned $175 million to Nautilus Energy, as a deferral of a portion of the purchase price for the sale of the Inkia Business. The loan accrues interest at 8% per annum, with such interest capitalized and added to the aggregate principal amount on an annual basis. The principal amount as of December 31, 2018 was $189 million. Under the deferred payment agreement, Nautilus Energy is subject to certain restrictions with respect to indebtedness, liens, disposals of all or substantially all of the assets of its group, and the general conduct of its group. Subject to the terms of the share purchase agreement, Nautilus Energy may offset its obligation to pay all or some of the aggregate principal amount outstanding under the deferred payment agreement in lieu of seeking a cash payment of a finally determined indemnity claim in an aggregate principal amount equal to the amount of any unpaid finally determined indemnification claim, provided that Nautilus Energy must first offset any indemnity claims first against IC Power’s pledge of OPC shares for the benefit of the buyer, Nautilus Inkia Holdings LLC (as described above). The loan matures in December 2021, but may be extended in certain circumstances if there is an unresolved indemnification claim outstanding at the scheduled maturity date. Upon a sale of all or substantially all of the assets of certain of Nautilus Energy’s subsidiaries domiciled in Peru, Nautilus Energy may either repay the loan in full, place the aggregate principal amount outstanding together with accrued and unpaid interest in escrow or cause ISQ Global Infrastructure Fund II, L.P. to guarantee Nautilus Energy’s obligations (which guarantee shall not be subject to release upon a cross-acceleration event).

The obligations of Nautilus Energy are secured with a share mortgage over its shares by Nautilus Energy Partners LLC and a share mortgage over the shares of the direct subsidiary of Nautilus Energy, Nautilus Inkia Holdings LLC. ISQ Global Infrastructure Fund II, L.P., an indirect parent of Nautilus Energy, has provided a guarantee of Nautilus Energy’s obligations under the deferred payment agreement until such time as there is a cross-acceleration of Nautilus Energy’s obligations under the deferred payment agreement.

Inkia’s rights and obligations under the deferred payment agreement and related pledges have been transferred to Kenon.

Kenon Guarantee

Pursuant to a guarantee agreement entered into in December 2017, Kenon has agreed to guarantee payment of Inkia’s and ICPDH’s payment obligations under the share purchase agreement relating to the sale of the Inkia Business, including all of their indemnification obligations, subject to certain conditions. The guarantee is only enforceable to the extent that there remain payment obligations under the share purchase agreement after the buyer has exhausted in full its rights under the OPC share pledge and the deferred payment agreement as described above. The guarantee will expire in December 2020, provided that the term of the guarantee shall be extended to the extent that there remain indemnification obligations for which a claim has been made but not resolved at the scheduled expiration date.

Claims Relating to the Inkia Business

Set forth below is a description of the investment treaty claims that are being or may be pursued by Kenon or its subsidiaries and the other claims related to of the Inkia Business to which Kenon or its subsidiaries have rights.

The claims will require funding for legal expenses and Kenon is considering its options with respect to meeting these funding needs, including potentially third party funding for such claims in exchange for a portion of the awards or settlements (as described below). Kenon may also sell its rights under or the rights to proceeds resulting from claims.

Bilateral Investment Treaty Claims Relating to Peru

In June 2017 and November 2018, IC Power and Kenon respectively sent Notices of Dispute to the Republic of Peru under the Free Trade Agreement between Singapore and the Republic of Peru, or the FTA, relating to two disputes described below, based on events that occurred while Kenon, through IC Power, owned and operated their Peruvian subsidiaries Kallpa and Samay I, later sold as part of the Inkia sale. The disputes may be submitted to arbitration pursuant to the FTA subject to the fulfillment of certain procedural requirements, including the submission of a Notice of Intent one month prior to the institution of arbitral proceedings. IC Power and Kenon have not yet quantified their claims against the Republic of Peru, however, the claims are estimated to be valued in excess of $150 million. Set forth below is a summary of the claims.

IC Power and Kenon have entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of their arbitration claims against the Republic of Peru and other costs. The obligations of Kenon and IC Power are secured by pledges relating to the agreement. Credit support has been provided relating to the obligations of Kenon and IC Power. The agreement contains certain representations and covenants by IC Power and the Kenon and events of default in event of breach of such representations and covenants.

Kenon and IC Power have no obligation to repay advances under the agreement except in the event that they receive proceeds from a successful award or settlement of the claims or in the event of a default by Kenon or IC Power, in which case the capital provider is entitled to a return of advances and can rely on credit support granted to the capital provider.

In the event that Kenon or IC Power received proceeds from a successful award or settlement of their claims, the capital provider will be entitled to be repaid the amount committed by the capital provider and to receive a substantial portion of the claim proceeds.

Secondary Frequency Regulation Claim

The Secondary Frequency Regulation, or SFR, is a complementary service required to adjust power generation in order to maintain the frequency of the system in certain situations. In March 2014, OSINERGMIN (the mining and energy regulator in Peru) approved Technical Procedure 22, or PR 22, establishing that the SFR would be provided through a firm and variable base provision. The firm base provision of the SFR would have priority in the daily electricity dispatch to keep turbines permanently on to respond to frequency changes in the system. OSINERGMIN provided that the SFR service would be tendered through a bid.

In February 2016, Kallpa submitted a bid offering to provide the firm base provision of SFR. In April 2016, Kallpa was awarded the SFR firm base provision for three years, until July 2019 on an exclusive basis, independently of its declared generation costs, and in exchange for a Reserve Assignment Price of zero, plus certain reimbursable costs.

In June 2016, OSINERGMIN issued a resolution that materially modified PR 22 (the Resolution). Under the Resolution, the firm base SFR provider can only render the SFR service when it is programmed in the daily electricity dispatch based on its declared generation costs. This retroactive amendment to PR 22 withdrew Kallpa’s exclusive right to provide the firm base SFR service that had been awarded to it in April 2016. Kenon and IC Power suffered losses as a result.

Transmission Tolls Claim

Until July 2016, the responsibility for the payment for the use of the secondary and complementary transmission systems was apportioned between generators based on the use of each transmission line. OSINERGMIN identified the generators that made use of particular distribution lines and proceeded to determine payment based on actual use (or the “relevance of use” requirement).

However, in July 2016, OSINERGMIN issued a resolution, referred to as the Transmission Toll Resolution, eliminating the “relevance of use” requirement, replacing it with a methodology that required each generation company to pay for a number of transmission lines, irrespective of the transmission lines the company actually uses. The change in methodology benefited the state-owned electricity companies, including Electroperu, to the detriment of Kenon and IC Power’s Peruvian subsidiaries, causing significant losses to Kenon and IC Power.

Bilateral Investment Treaty Claim relating to Guatemala

The Guatemalan Tax Administrator, or SAT, issued in February 2015 certain binding tax opinions confirming the validity of certain deductions with respect to the referenced distributors. ICP subsequently acquired the distributors. The government of Guatemala changed in 2016 and there also were changes in the SAT management. Subsequently, and notwithstanding the binding tax opinions, the SAT filed a complaint in July 2016 against the distributors for alleged back taxes for fiscal years 2011 and 2012, alleging that such companies improperly deducted interest and amortization of goodwill relating to the acquisition of the distributors in 2011 by their prior owner. In August 2016, the court hearing the SAT complaint ordered the distributors immediately to pay approximately $17 million in alleged back taxes for fiscal years 2011 and 2012, plus interest and fines within 60 days following the court order. The distributors paid such principal amount, with payment on interest and fines for fiscal years 2011 and 2012 subsequently deferred by the court pending recalculation.

In addition, in light of the SAT’s actions and instructions, to avoid court proceedings by the SAT concerning fiscal years 2013, 2014, and 2015, and to reduce interest obligations, upon instruction of the SAT, the distributors also revised their tax returns for fiscal years 2013, 2014, and 2015, and in August 2016 paid the SAT approximately $31 million, corresponding to alleged back taxes and interest for fiscal years 2013, 2014, and 2015.

In December 2016, the distributors paid an additional $26 million corresponding to the alleged interest and fines on the principal amount for fiscal years 2011 and 2012.

The total payments described above relating to fiscal years 2011 through 2015 amount to approximately $74 million in the aggregate. The distributors made all the foregoing payments subject to a broad reservation of rights, including but not limited to seeking restitution of such payments. The foregoing circumstances form part of the basis for the investment treaty arbitration, which is pending.

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

Entitlement to Payments in Respect of Certain Proceedings and Claims

As discussed below, IC Power’s former subsidiary, Inkia, is pursuing claims or is entitled to receive certain payments from the buyer of the Inkia Business in connection with certain insurance and other claims held by companies within the Inkia Business or as a result of the resolution of, and/or a change in regulations or cash payments received relating to the transmission tolls claim or the SFR claim. These payments are subject to conditions, and may be subject to deduction for taxes incurred as a result of the relevant payment. Energuate Representation & Warranty Insurance Claims.

Prior to the sale of the Inkia Business, DEORSA and DEOCSA’s parent company ICPDH, made a claim under the representation & warranty insurance put in place during the acquisition of DEORSA and DEOCSA (the “Insurance Claim”). The Insurance Claim seeks coverage for among other things, taxes, interest and penalties paid in connection with the SAT tax claim in 2016, as described above. The maximum coverage under the insurance policy is $30 million. The insurer has disputed coverage for the Insurance Claim and that dispute has been submitted to arbitration, which is ongoing.

Kenon’s subsidiary ICPDH, which was not sold as part of the sale of the Inkia Business, has all rights to, and continues to pursue, the Insurance Claim. If any proceeds under this claim are received by DEORSA or DEOCSA, such proceeds must be paid to ICPDH.

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

In Q1 2019, an agreement was reached to settle the claim for $11.5 million. Kenon’s share of these proceeds is expected to be approximately $5 million.

Transmission Toll Regulation

In the event of certain changes in or revocation of regulation in Peru or a final court order relating to the Transmission Toll Resolution (described above under “—Bilateral Investment Treaty Claims Relating to Peru—Transmission Tolls Claim”) which change, revocation or order has the effect of increasing operating profits of Kallpa or Samay I (which are part of the Inkia Business) then the buyer of the Inkia Business is required to pay or cause to be paid to Inkia in cash 75% of an amount equal to 70% of the increase in operating profits of Kallpa and Samay I attributable directly and solely to the changes in regulation through December 31, 2024.

In addition, in the event of any cash payments made to Kallpa or Samay I as a result certain changes in regulation in Peru relating to the Transmission Toll Resolution or as a result certain claims being pursued in Peru in connection with this resolution, the buyer is required to pay or cause to be paid in cash 75% of an amount equal to 70% of such cash proceeds.

Secondary Frequency Regulation Claim

In the event of certain changes to or revocation of PR 22 (as described under “—Bilateral Investment Treaty Claims Relating to Peru—Secondary Frequency Regulation Claim”) which result in a cash payment to Kallpa or Samay I, the buyer is required to pay or cause to be paid in cash 75% of an amount equal to 70% of such cash proceeds.

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

Bolivian Land

Inkia is entitled to appoint a broker to procure buyers for a plot of land in Bolivia owned by COBBEE (part of the Inkia Business) and consummate a sale of the land, with the sale terms subject to Inkia’s consent. All proceeds from the sale must be paid to Inkia, after deduction of reasonable costs and expenses, brokerage fees and taxes.

C.    Organizational Structure

The chart below represents a summary of our organizational structure, excluding intermediate holding companies, as of April 5, 2019. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

(1)
In January 2019, Kenon announced it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros.

D.    Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A.       Unresolved Staff Comments

Not Applicable.

ITEM 5.          Operating and Financial Review and Prospects

This section should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, for the years ended December 31, 2018, 2017 and 2016, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS. Our consolidated financial statements as of and for the year ended December 31, 2017 reflect the Inkia Business as discontinued operations and our consolidated financial statements as of and for the year ended December 31, 2016 have been reclassified for comparative purposes to account for the Inkia Business as discontinued operations (see “Item 4.B Business Overview—Discontinued Operations—Inkia Business”).

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

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations primarily comprise the financial results of each of its businesses. The following table sets forth the method of accounting for our businesses for each of the three years ended December 31, 2018 and our ownership percentage as of December 31, 2018:

	Ownership Percentage	Method of Accounting	Treatment in Consolidated Financial Statements
OPC	76%	Consolidated	Consolidated
Qoros	24%[1]	Equity	Share in losses of associated companies, net of tax
ZIM	32%	Equity	Share in losses of associated companies, net of tax
Other
Primus	91%	Consolidated	Consolidated

(1)
In January 2018, our ownership in Qoros was reduced from 50% to 24% in connection with the investment in Qoros by the Majority Shareholder in Qoros. In January 2019, Kenon announced it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros.

The results of the following companies are included in Kenon’s statements of profit and loss as share in losses of associated companies, net of tax, for the years set forth below, except as otherwise indicated: (i) Qoros and (ii) ZIM.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$363	$—	$1	$—	$364
Depreciation and amortization	(30)	—	—	—	(30)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Gain on third party investment in Qoros	—	504	—	—	504
Fair value loss on option	—	(40)	—	—	(40)
Write back of financial guarantee	—	63	—	—	63
Share in losses of associated companies	—	(78)	(27)	—	(105)
Profit / (Loss) before taxes	$36	$457	$(31)	$—	$462
Income taxes	(10)	—	(1)	—	(11)
Profit / (Loss) from continuing operations	$26	$457	$(32)	$—	$451

Segment assets[4]	$893	$92	$239 [5]	$—	$1,224
Investments in associated companies	—	139	92	—	231
Segment liabilities	700	—	39 [6]	—	739
Capital expenditure[7]	100	—	—	—	100

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	“Adjustments” includes inter segment financing income and expense.

(4)	Includes investments in associates.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(7)	Includes the additions of Property, Plant and Equipment, or PP&E, and intangibles based on an accrual basis.

	Year Ended December 31, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$365	$—	$1	$—	$366
Depreciation and amortization	(30)	—	(1)	—	(31)
Impairment of assets and investments	—	—	29	—	29
Financing income	1	—	13	(11)	3
Financing expenses	(34)	(6)	(41)	11	(70)
Share in (losses) income of associated companies	—	(121)	10	—	(111)
Profit / (Loss) before taxes	$23	$(127)	$(32)	$—	$(136)
Income taxes	(9)	—	(64)	—	(73)
Profit / (Loss) from continuing operations	$14	$(127)	$(96)	$—	$(209)

Segment assets[5]	$940	$16	$1,448 [6]	$—	$2,404
Investments in associated companies	—	2	120	—	122
Segment liabilities	743	75	657 [7]	—	1,475
Capital expenditure[8]	109	—	121	—	230

(1)	Results for this period reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of PP&E, and intangibles based on an accrual basis.

	Year Ended December 31, 2016[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$324	$—	$—	$—	$324
Depreciation and amortization	(27)	—	—	—	(27)
Impairment of assets and investments	—	—	72	—	(72)
Financing income	3	—	16	(12)	7
Financing expenses	(23)	—	(36)	12	(47)
Share in losses of associated companies	—	(143)	(43)	—	(186)
Provision of financial guarantee	—	—	(130)	—	(130)
Profit/(Loss) before taxes	$20	$(143)	$(305)	$—	$(428)
Income taxes	—	—	(2)	—	(2)
Profit/(Loss) from continuing operations	$20	$(143)	$(307)	$—	$(430)

Segment assets[5]	$668	$2	$4,260 [6]	$—	$4,930
Investments in associated companies	—	118	90	—	208
Segment liabilities	534	—	3,710 [7]	—	4,244
Capital expenditure[8]	73	—	245	—	318

(1)
Results during this period have been reclassified to reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of PP&E and intangibles based on an accrual basis.

The following tables set forth summary information regarding each of our equity-method accounting businesses for the periods presented.

	Year Ended December 31, 2018
	Qoros	ZIM	Other	Total
	(in millions of USD)
Loss (100% of results)	$(330)	$(126)	$—	$(456)
Share of loss from Associates	(78)	(27)	—	(105)
Book Value	139	92	—	231

	Year Ended December 31, 2017
	Qoros	ZIM	Other	Total
	(in millions of USD)
(Loss) income (100% of results)	$(242)	$6	$—	$(236)
Share of (Loss) income from Associates	(121)	10	—	(111)
Book Value	2	120	—	122

	Year Ended December 31, 2016
	Qoros	ZIM	Other	Total
	(in millions of USD)
Loss (100% of results)	$(285)	$(168)	$—	$(453)
Share of Loss from Associates	(143)	(43)	—	(186)
Book Value	118	82	8	208

Qoros

Following the completion of the Majority Shareholder in Qoros investment in 2018, we have a 24% equity interest in Qoros. In January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros.

We account for Qoros pursuant to the equity method of accounting and discuss Qoros’ results of operations in our discussion of our share in losses of associated companies, net of tax. Following completion of the sale of half of our remaining interest in Qoros as described in the preceding paragraph, we will no longer account for Qoros as an equity method investment.

ZIM

In July 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. ZIM’s results of operations for the years ended December 31, 2016, 2017 and 2018 are reflected in Kenon’s share in losses of associated companies, net of tax.

Material Factors Affecting Results of Operations

Discontinued Operations

In December 2017, Inkia, a wholly-owned subsidiary of IC Power completed the sale of the Inkia Business, which included Inkia’s Latin American and Caribbean businesses, to I Squared Capital, an infrastructure private equity firm. As a result, the results of operations of the Inkia Business are reflected as discontinued operations in Kenon’s financial statements for the year ended December 31, 2017. Results for 2016 have been reclassified to reflect the classification of the Inkia Business as discontinued operations. Inkia still has certain obligations in relation to the sale of the Inkia Business, including certain indemnification obligations (see “Item 4.B Business Overview— Discontinued Operations – Inkia Business—Sale of the Inkia Business—Share Purchase Agreement—Indemnification), while Kenon holds the deferred payment agreement (see “—Nautilus Energy TopCo LLC Deferred Payment Agreement”), and has retained certain claims relating to the Inkia Business (see “— Claims Relating to Inkia Business Retained by Kenon”). For further information, see “Item 4.B Business Overview—Discontinued Operations—Inkia Business.”

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

In December 2016, the EA published its generation component tariff update, which became effective on January 1, 2017, and reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh. However, as part of the December 2016 EA decision, the Time of Use tariffs were also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. In January 2018, the EA published its generation component tariff update for 2018, which increased the generation component tariff by approximately 6.7%, from NIS 264 per MWh to NIS 282 per MWh. In January 2019, the generation component tariff was increased by approximately 3.3%, from NIS 282 MWh to NIS 290.9 per MWh.

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

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem paid the minimum price starting in November 2015 as well as during 2016 to 2018 (excluding one month in 2018). Therefore, declines in the EA generation component tariff may not have a corresponding decline in OPC-Rotem’s natural gas expenses, due to the minimum price mechanism. and may lead to a decline in OPC-Rotem’s margins, which may have a material adverse effect on OPC’s business, results of operations and financial condition. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability.”

In December 2018, the EA published the electricity tariffs for 2019, which included an increase of the EA’s generation component tariff by approximately 3.3%. As a result, OPC-Rotem's gas prices may rise above the minimum price. For information on the risks associated with the impact of the EA’s generation tariff on OPC-Rotem’s supply agreement with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC— Changes in the EA’s electricity rates may reduce OPC’s profitability.” OPC-Hadera's gas prices exceeded the minimum price in 2018 and are expected to be above the minimum price in 2019.

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

As planned, major overhaul maintenance work was completed between September and November 2018, which halted the OPC-Rotem plant’s operations along with the related energy generation activities for a 48-day period. During the maintenance, supply of electricity to OPC-Rotem’s private customers continued as usual using energy purchased by OPC, in accordance with the standards published by the EA and OPC-Rotem’s PPA agreement with the IEC. This resulted in a decrease in gas costs as well as the increase of costs for purchases of electricity from the IEC, which resulted in lost margins for OPC during the maintenance period.

Income Taxes

OPC is subject to income tax in Israel. The corporate tax rates applicable in Israel as of December 31, 2018, 2017 and 2016 were 23%, 24% and 25%, respectively.

Changes in Exchange Rates

Fluctuations in the exchange rates between currencies in which certain of OPC’s agreements are denominated (such as the U.S. Dollar and Euro) and the NIS, which is OPC’s functional and reporting currency, will generate either gains or losses on monetary assets and liabilities denominated in such currencies and can therefore affect OPC’s profitability. Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate as the IEC electricity tariff is partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars.

In addition, Kenon’s functional currency is the U.S. Dollar, so Kenon reports OPC’s NIS-denominated results of operations and balance sheet items in U.S. Dollars, translating OPC’s results into U.S. Dollars at the average exchange rate (for results of operation) or rate in effect on the balance sheet date (for balance sheet items). Accordingly, changes in the U.S. Dollar to NIS exchange rate impact Kenon’s reported results for OPC.

In 2017, the U.S. Dollar experienced a period of weakening and, therefore, the exchange rate of the U.S. Dollar to the NIS continued to decline. In 2018, the U.S. Dollar was stronger versus the NIS as compared to 2017.

Qoros

Set forth below is a discussion of the material factors affecting the results of operations of Qoros for the periods under review.

In the years ended December 31, 2018 and 2017, Qoros incurred net losses of RMB2.2 billion (approximately $332 million) and RMB1.6 billion (approximately $238 million), respectively. Qoros expects to continue experiencing losses and negative cash flows until it achieves significantly higher levels of sales.

For the year ended December 31, 2018, Qoros sold approximately 62,000 cars, as compared to approximately 15,000 cars in 2017. A significant portion of vehicle sales in 2018 were made to a leasing company introduced by the Majority Shareholder in Qoros. Qoros’ ability to generate positive net income and cash flow from its operations will depend upon a variety of factors, particularly Qoros’ ability to sell its vehicles within its targeted price range and develop an effective dealer network.

In January 2018, Kenon announced the Majority Shareholder in Qoros completed a transaction to purchase 51% of Qoros from Kenon and Chery. As a result, Kenon and Chery have 24% and 25% stakes in Qoros. This investment has improved Qoros’ liquidity, but Qoros may need to continue to secure additional financing to meet its operating expenses, including accounts payable, and debt service requirements until it increases its sales levels. Kenon has given guarantees to Chery in respect of Qoros’ bank debt in the amount of RMB288 million (approximately $44 million). Quantum (Kenon’s subsidiary which owns Kenon’s interest in Qoros) has pledged the shares it holds in Qoros. In addition, if Qoros’ other joint venture partners make additional equity investments in Qoros without Kenon also making its pro-rata investment, Kenon’s interest in Qoros may be diluted. See “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations— Some of our businesses have significant capital requirements.”

In January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the Majority Shareholder in Qoros will hold 63% and Chery will own 25%.

ZIM

In July 2014, ZIM completed its financial restructuring, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. As a result, Kenon received a 32% equity interest in ZIM upon the consummation of the spin-off.

ZIM’s results of operations for the years ended December 31, 2016, 2017 and 2018 are reflected in Kenon’s share in losses of associated companies, net of tax, pursuant to the equity method of accounting.

In addition, bunker prices and freight rates are material factors which affect ZIM’s results of operations. For a discussion of bunker prices and freight rates, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Industry Update.”

The IMO’s Sulphur Cap regulations are also expected to impact bunker prices and are material factors which are expected to affect ZIM’s revenues and costs, see “Item 4.B Business Overview—Our Businesses—ZIM— ZIM’s Regulatory, Environmental and Compliance Matters.”

Primus

In the year ended December 31, 2018, Primus generated $480,000 in revenues from its operations, while in each of the two years ended December 31, 2017, Primus did not generate material revenues from its operations.

Primus seeks to develop, build, own and operate facilities where the company can access low-cost natural gas feedstock and take advantage of lower product transportation costs resulting from locating producing assets closer to markets than competing sources, including through joint ventures with equity partners. Primus seeks to generate revenues from the sale of methanol, gasoline and synthetic crude from its operating plants as well as from construction management services, engineering fees, technology licensing fees, production royalties, and other opportunities the company identifies. Primus intends to finance the first series of plants through non-recourse project financing and is seeking a strategic partner to participate alongside Primus in the equity component of the investment.

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Our estimates and associated assumptions are reviewed on an ongoing basis and are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements:

•	recoverable amount of non-financial assets and Cash Generating Units;

•	fair value of derivative financial instruments (including Qoros put option);

•	business combinations; and

•	contingent liabilities.

Set forth below is a discussion of impairment analyses conducted by Kenon and its subsidiaries and associated companies. For further information on the estimates, assumptions and judgments involved in our accounting policies and significant estimates, see Note 2 to Kenon’s financial statements included in this annual report.

Impairment Analysis

For each reporting period, Kenon examines whether there have been any events or changes in circumstances which would indicate an impairment of one or more non-monetary assets or CGUs. Additionally, when there are indications of an impairment, a review is made as to whether the carrying amount of the non-monetary assets or CGUs exceeds the recoverable amount and, if so, an impairment loss is recognized. An assessment of the impairment of the goodwill is performed once a year or when signs of an impairment exist.

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

As at December 31, 2018 Kenon did not identify any impairment indicators relating to its holding in ZIM and therefore no impairment analysis was conducted and no impairment was recognized.

Adoption of New Accounting Standards in 2019

IFRS 16

For annual periods beginning on or after January 1, 2019, IFRS 16 “Leases” will replace IAS 17 – Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date. The Group examined the expected effects of the implementation of the standard, and the standard is not expected to have a material impact on the financial statements.

For more information on the impact of the adoption of these standards, see Note 3 to our financial statements included in this annual report.

Recent Developments

Kenon

Agreement to sell 12% interest in Qoros

In January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the Majority Shareholder in Qoros will hold 63% and Chery will own 25%. For further information, see “Item 4.B Business Overview—Our Businesses—Qoros —2019 Qoros Sale Agreement.”

OPC

Agreement to acquire remaining 5% interest in Tzomet

In January 2019 OPC entered into an agreement for the acquisition of the remaining 5% of the shares of Tzomet, for consideration of approximately $7 million, which is expected to be completed in increments subject to the fulfillment of certain milestones. Tzomet still requires (among other requirements) a license from the EA to proceed with construction of the planned power station and remains subject to financial closing (expected to take place on January 1, 2020).

EA decision to grant conditional license for Tzomet project

In April 2019, the EA published its decision to grant Tzomet a conditional license for a 66-month term (which can be extended, subject to conditions) for the construction of a 396MW conventional open-cycle power plant. Such conditional license remains subject to the Israeli Minister of Energy's approval and the issuance of a guarantee by Tzomet.  The grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to its compliance with the conditions set by law. See “Item 4.B Business Overview—OPC—OPC’s Description of Operations—Tzomet.”

A.    Operating Results

Our consolidated/combined financial statements for the years ended December 31, 2018, 2017 and 2016 are comprised of OPC, Primus, HelioFocus (which was liquidated in July 2017), and the results of the associated companies (Qoros and ZIM).

Our consolidated/combined results of operations for each of the periods primarily comprise the results of OPC.

In December 2017, Inkia completed the sale of the Inkia Business, which consists of its Latin American and Caribbean businesses. The results of the Inkia Business are presented as discontinued operations in our consolidated/combined financial statements for the year ended December 31, 2017. Our consolidated financial statements as of and for the year ended December 31, 2016 have been reclassified for comparative purposes to reflect the Inkia Business as discontinued operations.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2018 and 2017.

	Year Ended December 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$363	$—	$1	$—	$364
Depreciation and amortization	(30)	—	—	—	(30)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Gain on third party investment in Qoros	—	504	—	—	504
Fair value loss on option	—	(40)	—	—	(40)
Write back of financial guarantee	—	63	—	—	63
Share in losses of associated companies	—	(78)	(27)	—	(105)
Profit / (Loss) before taxes	$36	$457	$(31)	$—	$462
Income taxes	(10)	—	(1)	—	(11)
Profit / (Loss) from continuing operations	$26	$457	$(32)	$—	$451

Segment assets[4]	$893	$92	$239 [5]	$—	$1,224
Investments in associated companies	—	139	92	—	231
Segment liabilities	700	—	39 [6]	—	739
Capital expenditure[7]	100	—	—	—	100

(1)	Due to maintenance work, OPC-Rotem was not operational for two months in Q4 2018.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter segment financing income and expense.

(5)	Includes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of Property, Plant and Equipment, or PP&E, and intangibles based on an accrual basis.

	Year Ended December 31, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$365	$—	$1	$—	$366
Depreciation and amortization	(30)	—	(1)	—	(31)
Impairment of assets and investments	—	—	29	—	29
Financing income	1	—	13	(11)	3
Financing expenses	(34)	(6)	(41)	11	(70)
Share in (losses) income of associated companies	—	(121)	10	—	(111)
Profit / (Loss) before taxes	$23	$(127)	$(32)	$—	$(136)
Income taxes	(9)	—	(64)	—	(73)
Profit / (Loss) from continuing operations	$14	$(127)	$(96)	$—	$(209)

Segment assets[5]	$940	$16	$1,448 [6]	$—	$2,404
Investments in associated companies	—	2	120	—	122
Segment liabilities	743	75	657 [7]	—	1,475
Capital expenditure[8]	109	—	121	—	230

(1)
In December 2017, Inkia completed the sale of the Inkia Business. Results for this period reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of PP&E, and intangibles based on an accrual basis.

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Year Ended December 31, 2018		Year Ended December 31, 2017
	ZIM	Qoros[1]	ZIM	Qoros[2]
	(in millions of USD)
Revenues	$3,248	$812	$2,978	$280
(Loss)/Income	(126)	(330)	6	(242)
Other comprehensive loss	(6)	-	(4)	—
Total comprehensive (loss)/income	$(132)	$(330)	$2	$(242)
Share of Kenon in total comprehensive (loss)/income	$(40)	$(78)	$2	$(121)
Adjustments	13	-	8	—
Share of Kenon in total comprehensive (loss)/(loss) presented in the books	$(27)	$(78)	$10	$(121)
Total assets	$1,826	$1,914	$1,802	$1,495
Total liabilities	2,050	1,475	1,896	1,674
Book value of investment	92	139	120	2

(1)
We owned 50% of Qoros until January 2018, when our equity interest in Qoros was reduced to 24% in connection with the initial investment by the Majority Shareholder in Qoros. In January 2019, we announced our entry into an agreement to sell half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, we will hold a 12% interest in Qoros.

(2)	We owned 50% of Qoros throughout 2017.

 Currency fluctuations in the U.S. Dollar to NIS exchange rate on the translation of OPC’s results from NIS into U.S. Dollars did not have a significant impact on the results of 2018 versus 2017 discussed below.

Revenues

Our revenues (primarily representing OPC’s revenues) decreased by $2 million to $363 million for the year ended December 31, 2018 from $365 million for the year ended December 31, 2017.

        The table below sets forth OPC’s revenue for 2018 and 2017, broken down by category.

	For the year ended December 31,
	2018	2017
	$ millions
Revenue from energy generated by OPC and sold to private customers	225	233
Revenue from energy purchased by OPC and sold to private customers	39	20
Revenue from private customers in respect of infrastructures services	79	94
Revenue from energy sold to the System Administrator	4	3
Revenue from sale of steam	16	15
Total	363	365

       OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component generally affects the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2018, as published by the EA in January 2018, was NIS 0.2816 per KW hour. In 2017, the weighted-average generation component tariff was NIS 0.264 per KW hour. This change in the weighted-average generation component tariff is attributed to the mix of consumption in the market. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

        Set forth below is a discussion of the changes in revenues by category between 2018 and 2017.

•
Revenue from energy generated by OPC and sold to private customers – decreased by $8 million in 2018, as compared to 2017, primarily as a result of (i) an $18 million decrease in revenues due to the lower availability of the OPC-Rotem power plant and (ii) $5 million one-off revenues in 2017, partially offset by a $12 million increase in revenues due to the higher generation component in 2018, as compared to 2017.

•
Revenue from energy purchased by OPC and sold to private customers – increased by $19 million in 2018, as compared to 2017, primarily as a result of increased energy purchased and sold by OPC in 2018 as compared to 2017, resulting from the lower availability of the OPC-Rotem power plant due to the maintenance at OPC-Rotem in 2018.

•
Revenue from private customers in respect of infrastructures services – decreased by $15 million in 2018, as compared to 2017, primarily as a result of (i) an $11 million decrease in the infrastructure tariffs in 2018, and (ii) a $2 million decrease due to past reconciliation of OPC’s customers in 2017.

•	Revenue from energy sold to the System Administrator – increased by $1 million in 2018, as compared to 2017, primarily as a result of higher sales volume to the System Administrator.

•	Revenue from sale of steam – increased by $1 million in 2018, as compared to 2017, primarily as of a result of higher steam consumption by customers.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (representing OPC’s cost of sales) decreased by $8 million to $258 million for the year ended December 31, 2018, as compared to $266 million for the year ended December 31, 2017.

The following table sets forth OPC’s cost of sales for 2018 and 2017.

	For the year ended December 31,
	2018	2017
	$ millions
Natural gas and diesel oil consumption	118	130
Payment to IEC for infrastructure services and purchase of electricity	118	114
Natural gas transmission	7	7
Operating expenses	15	15
Total	258	266

•
Natural gas and diesel oil consumption – decreased by $12 million in 2018, as compared to 2017, primarily due to (i) a $6 million decrease as a result of scheduled maintenance at OPC-Rotem in 2018, (ii) a $3 million decrease as diesel oil consumption in 2017 was high due to a disruption in gas supply from the Tamar reservoir, and (iii) a $2 million reimbursement from IEC for diesel oil cost in prior years.

•
Payment to IEC for infrastructures services and purchase of electricity – increased by $4 million in 2018, as compared to 2017, primarily as a result of an approximately $17 million increase due to lower generation of the OPC-Rotem power plant, partially offset by (i) a $9 million decrease due to lower infrastructure service tariffs in 2018 and (ii) a $2 million decrease due to past reconciliation with OPC’s customers in 2017.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) remained largely consistent at $30 million for the year ended December 31, 2018 and the year ended December 31, 2017.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) decreased to approximately $34 million for the year ended December 31, 2018, compared to $56 million for the year ended December 31, 2017. This decrease was primarily driven by (i) a $9 million decrease in expenses at the Kenon holding company level, (ii) a $3 million decrease in expenses at IC Green and (iii) a $14 million decrease in expenses at holding companies related to Inkia partially offset by an increase in OPC’s selling, general and administrative expenses (as discussed below).

OPC’s selling, general and administrative expenses increased by $3 million, or 27%, to $14 million for the year ended December 31, 2018 from $11 million for the year ended December 31, 2017 primarily as a result of a $2 million increase in legal and professional fees and a $1 million increase in salaries and wages.

Financing Expenses, Net

Our financing expenses, net, decreased by $65 million to $2 million for the year ended December 31, 2018, compared to $67 million for the year ended December 31, 2017. This decrease was primarily driven by(i) $14 million interest income accrued in relation to the Inkia deferred payment consideration, (ii) $11 million interest received from Qoros, (iii) $28 million decrease in financing expenses at holding companies related to Inkia and (iv) the decrease in OPC’s financing expenses, net (as described below).

OPC’s financing expenses, net decreased by approximately $8 million to $25 million in 2018 from $33 million in 2017, primarily as a result of a $6 million early repayment fee incurred in 2017 in respect of the early repayment in full of OPC’s mezzanine loan.

Gain on Third Party Investment in Qoros

As a result of the Qoros transaction completed in January 2018, Kenon recognized a gain on third party investment in Qoros of approximately $504 million for the year ended December 31, 2018. The gain includes recognition of Kenon’s put option in relation to Qoros, which was initially valued at approximately $130 million. It was subsequently reduced by approximately $40 million to approximately $90 million as a result of fair value assessment at December 31, 2018.

Provision of Financial Guarantee

We recorded a provision of financial guarantee in the amount of $44 million relating to Kenon’s back-to-back guarantee obligations to Chery in respect of Qoros bank debt in the year ended December 31, 2017.

In 2018, Kenon reduced its previously recorded liability in respect of Kenon’s back-to-back guarantee obligations to Chery to zero as a result of Kenon’s assessment of a lower probability that it would be required to make payments under the guarantees following the investment by the Majority Shareholder in Qoros in 2018.

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in losses of associated companies, net of tax decreased to approximately $105 million for the year ended December 31, 2018, compared to approximately $111 million for the year ended December 31, 2017. Set forth below is a discussion of income (losses) for our associated companies and the share in income (losses) of associated companies, net of tax.

Qoros

Our share in Qoros’ comprehensive loss decreased to approximately $78 million for the year ended December 31, 2018, compared to losses of approximately $121 million for the year ended December 31, 2017. Although we now have a 24% equity interest in Qoros, we held a 50% stake in Qoros prior to the Majority Shareholder in Qoros’ investment and therefore recognized 50% of the net loss of Qoros in 2018 until January 8, 2018 and 24% of Qoros loss from January 9, 2018 and we recognized 50% Qoros’ loss in 2017. Furthermore, in January 2019, Kenon agreed to sell half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros. A discussion of Qoros’ results of operations (on a 100% basis) for 2018 and 2017 is set forth below.

Qoros’ revenues increased by 185% to RMB5,389 million in 2018, as compared to RMB1,886 million in 2017. Qoros’ increased revenues in 2018 reflect an approximately 313% increase in car sales from approximately 15,000 cars in 2017 to approximately 62,000 in 2018. A substantial portion of car sales in 2018 included orders from a leasing company introduced by the Majority Shareholder in Qoros, in accordance with the investment agreement.

Qoros’ cost of sales increased by 183% to RMB6,410 million in 2018, as compared to RMB2,262 million in 2017. The increase in cost of sales is primarily due to the increase in the number of cars sold, as well as an increase in depreciation and amortization to RMB766 million in 2018, as compared to RMB615 million in 2017.

Qoros’ loss increased to RMB2.2 billion for the year ended December 31, 2018, as compared to RMB1.6 billion for the year ended December 31, 2017.

ZIM

Pursuant to the equity method of accounting, our share in ZIM’s results of operations was loss of approximately $27 million for the year ended December 31, 2018 and income of approximately $9 million for the year ended December 31, 2017. Set forth below is a summary of ZIM’s consolidated results for the year ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(in millions of USD)
Sales	$3,248	$2,978
Cost of sales	3,100	2,697
Gross profit	148	281
Operating (loss)/profit	(29)*	135
(Loss)/profit before taxes on income	(106)	25
Taxes on income	(14)	(14)
(Loss)/profit after taxes on income	(120)	11
(Loss)/profit for the period	$(120)	$11

 (*) Includes an impairment of $38 million with respect to certain vessels classified as held for sale.

ZIM carried approximately 2,914 thousand TEUs in 2018, representing an 11% increase as compared to 2017, in which ZIM carried approximately 2,629 thousand TEUs. The average freight rate per TEU in 2018 was $973 per TEU, as compared to $995 per TEU in 2017. ZIM’s revenues increased by 9% in 2018 to approximately $3.2 billion, as compared to approximately $3.0 billion in 2017, mainly due to the increase in carried quantities. ZIM’s operating expenses and cost of services increased by 15% to approximately $3.0 billion, as compared to approximately $2.6 billion in 2017, primarily as a result of the increase in bunker expenses, charter hire expenses and cargo handling expenses.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tax Expenses

Our taxes on income decreased by $62 million to $11 million for the year ended December 31, 2018 from $73 million for the year ended December 31, 2017. This decrease was primarily driven approximately $63 million in tax expenses incurred in 2017 in connection with a planned restructuring of some of the companies remaining in the Kenon group to simplify the holding structure.

Profit (Loss) For the Year

As a result of the above, our profit for the year amounted to $445 million for the year ended December 31, 2018, compared to a profit of $269 million for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2017 and 2016.

	Year Ended December 31, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$365	$—	$1	$—	$366
Depreciation and amortization	(30)	—	(1)	—	(31)
Impairment of assets and investments	—	—	29	—	29
Financing income	1	—	13	(11)	3
Financing expenses	(34)	(6)	(41)	11	(70)
Share in (losses) income of associated companies	—	(121)	10	—	(111)
Profit / (Loss) before taxes	$23	$(127)	$(32)	$—	$(136)
Income taxes	(9)	—	(64)	—	(73)
Profit / (Loss) from continuing operations	$14	$(127)	$(96)	$—	$(209)

Segment assets[5]	$940	$16	$1,448 [6]	$—	$2,404
Investments in associated companies	—	2	120	—	122
Segment liabilities	743	75	657 [7]	—	1,475
Capital expenditure[8]	109	—	121	—	230

(1)
In December 2017, Inkia completed the sale of the Inkia Business. Results for this period reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of PP&E, and intangibles based on an accrual basis.

	Year Ended December 31, 2016[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$324	$—	$—	$—	$324
Depreciation and amortization	(27)	—	—	—	(27)
Impairment of assets and investments	—	—	72	—	(72)
Financing income	3	—	16	(12)	7
Financing expenses	(23)	—	(36)	12	(47)
Share in losses of associated companies	—	(143)	(43)	—	(186)
Provision of financial guarantee	—	—	(130)	—	(130)
Profit/(Loss) before taxes	$20	$(143)	$(305)	$—	$(428)
Income taxes	—	—	(2)	—	(2)
Profit/(Loss) from continuing operations	$20	$(143)	$(307)	$—	$(430)

Segment assets[5]	$668	$2	$4,260 [6]	$—	$4,930
Investments in associated companies	—	118	90	—	208
Segment liabilities	534	—	3,710 [7]	—	4,244
Capital expenditure[8]	73	—	245	—	318

(1)
Results during this period have been reclassified to reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

(2)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

(8)	Includes the additions of PP&E and intangibles based on an accrual basis.

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Year Ended December 31, 2017		Year Ended December 31, 2016
	ZIM	Qoros	ZIM	Qoros
	(in millions of USD)
Revenues	$2,978	$280	$2,539	$377
Income/(Loss)	6	(242)	(168)	(285)
Other comprehensive loss	(4)	—	(13)	—
Total comprehensive income/(loss)	$2	$(242)	$(181)	$(285)
Share of Kenon in total comprehensive income/(loss)	$2	$(121)	$(57)	$(143)
Adjustments	8	—	9	—
Share of Kenon in total comprehensive income/(loss) presented in the books	$10	$(121)	$(48)	$(143)
Total assets	$1,802	$1,495	$1,704	$1,534
Total liabilities	1,896	1,674	1,804	1,469
Book value of investment	120	2	82	118

Revenues

Our revenues (representing OPC’s revenues) increased by $41 million to $365 million for the year ended December 31, 2017 from $324 million for the year ended December 31, 2016. As OPC’s revenues are denominated in NIS, translation of its revenues to U.S. Dollars had a positive impact of $21 million. Excluding the impact of fluctuations in the U.S. Dollar to NIS exchange rate on the translation of OPC’s results from NIS into U.S. Dollars, revenues increased by $20 million, primarily as a result of (i) a $17 million increase due to the higher electricity tariffs in 2017 as compared to 2016 and increased volume of sales to private customers and (ii) $3 million collected from customers for sales in prior periods, which payments had been delayed due to a delay in availability of relevant data.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (representing OPC’s cost of sales) increased by $16 million to $267 million for the year ended December 31, 2017, as compared to $251 million for the year ended December 31, 2016. Translation of OPC’s cost of sales to US Dollars increased its cost of sales by $16 million. Excluding the impact of exchange rate fluctuations on the translation of OPC’s cost of sales from NIS into US Dollars, cost of sales decreased by $1 million, primarily as a result of (i) a $9 million decrease in energy purchases due to the increased availability of the OPC-Rotem station (in 2016 the OPC-Rotem power plant incurred a scheduled major maintenance) and (ii) a $4 million decrease in gas costs, as the gas price is indexed to the US Dollar (this impact was partially offset by higher quantities of gas purchased in 2017). These effects were partially offset by a $11 million increase in payments to IEC due to the increase in infrastructure and system cost rates and $1 million in payments made to IEC in connection with payments made for prior periods which had been delayed due to a delay in availability of relevant data.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) increased by $4 million to $31 million for the year ended December 31, 2017 from $27 million for the year ended December 31, 2016. Excluding the impact of fluctuations in the U.S. Dollar to NIS exchange rate on the translation of OPC’s results from NIS into U.S. Dollars, depreciation and amortization expenses increased by 6%, primarily as a result of maintenance work that was carried out earlier than scheduled, which increased the amounts of fixed assets and accordingly depreciation.

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

OPC’s selling, general and administrative expenses increased by $3 million, or 46%, to $11 million for the year ended December 31, 2017 from $8 million for the year ended December 31, 2016. Excluding the impact of fluctuations in the U.S. Dollar to NIS exchange rate on the translation of OPC’s results from NIS into U.S. Dollars, OPC’s selling, general and administrative expenses increased by 37%, primarily as a result of (i) a $2 million increase in payroll and directors’ fees and a one-off grant and (ii) a $1 million increase in professional and legal service fees in 2017.

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

Qoros

Our share in Qoros’ comprehensive loss decreased to approximately $121 million for the year ended December 31, 2017, compared to losses of approximately $143 million for the year ended December 31, 2016. Although we now have a 24% equity interest in Qoros, we held a 50% stake in Qoros prior to the Majority Shareholder Qoros’ investment in 2018 and therefore recognized 50% of the net loss of Qoros in 2017 (RMB1,612 million) and 2016 (RMB1,897 million). A discussion of Qoros’ results of operations (on a 100% basis; Kenon’s share is 24%) for 2017 and 2016 is set forth below.

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

ZIM carried approximately 2,629 thousand TEUs in 2017, representing an 8% increase as compared to 2016, in which ZIM carried approximately 2,429 thousand TEUs. The average freight rate per TEU in 2017 was 995 thousand TEUs, as compared to 902 thousand TEUs in 2016. ZIM’s revenues increased by 17% in 2017 to approximately $3.0 billion, as compared to approximately $2.5 billion in 2016, due to the increase in carried quantities, as well as the increase in industry container freight rates. ZIM’s operating expenses and cost of services increased by 9% to approximately $2.6 billion, as compared to approximately $2.4 billion in 2016, primarily as a result of an increase in cargo handling expenses, as well as an increase in bunker prices.

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

Net Income For the Year From Discontinued Operations (After Taxes)

Our net income for the year ended December 31, 2017 from discontinued operations (after taxes) is comprised of the results of the Inkia Business and the gain on disposal of the Inkia Business.

Revenues for 2017 from discontinued operations increased to approximately $1,777 million for the year ended December 31, 2017, compared to approximately $1,517 million for the year ended December 31, 2016.

Operating income for 2017 from discontinued operations increased to approximately $152 million for the year ended December 31, 2017, compared to approximately $92 million for the year ended December 31, 2016.

Our net income for 2017 from discontinued operations (after taxes) increased to approximately $79 million for the year ended December 31, 2017, compared to approximately $35 million for the year ended December 31, 2016.

Our 2017 results attributable to discontinued operations includes a net gain (after tax) on the sale of discontinued operations of $397 million.

For more information on discontinued operations, see Note 27 to our financial statements included in this annual report.

Profit (Loss) For the Year

As a result of the above, our profit for the year amounted to $269 million for the year ended December 31, 2017, compared to a loss of $394 million for the year ended December 31, 2016.

B.    Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

As of December 31, 2018, Kenon had approximately $38 million in cash on an unconsolidated basis and no material gross debt.

In 2018, we distributed a total of $765 million to our shareholders via a return of capital and a dividend.

Under its dividend policy, OPC has stated that it intends to issue a dividend of 50% net income. The issuance of dividends is subject to board of directors discretion. In 2019, OPC declared a dividend of NIS 36 million (approximately $10 million).

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

As of December 31, 2018, Kenon has outstanding guarantee obligations to Chery of RMB288 million, with respect to Qoros’ debt in principal of RMB320 million.

In connection with Kenon’s sale of its Inkia Business, Kenon has given a three-year guarantee of Inkia’s indemnification obligations to the buyer of the Inkia Business. For further information, see “Item 4.B Business Overview— Discontinued Operations – Inkia Business—Sale of the Inkia Business—Kenon Guarantee.”

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

Consolidated Cash Flow Statement

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Cash and cash equivalents decreased to approximately $131 million for the year ended December 31, 2018, as compared to approximately $1,417 million for the year ended December 31, 2017, primarily as a result of (i) the $665 million capital reduction in March 2018, (ii) the $100 million dividend paid in December 2018 and (iii) the repayment of loans totaling $418 million during the year. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017[1]
	(in millions of USD)
Continuing operations
Net cash flows provided by operating activities
OPC	86	114
Adjustments and Other	(34)	(42)
Total	52	72
Net cash flows provided by / (used in) investing activities	42	(232)
Net cash flows (used in) / provided by financing activities	(1,217)	200
Net change in cash from continuing operations	(1,123)	40
Net change in cash from discontinued operations	(155)	1,033
Cash—opening balance	1,417	327
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(8)	17
Cash—closing balance	$131	$1,417

(1)          Results reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

Cash Flows Provided by Operating Activities

Net cash flows from operating activities decreased to $52 million for the year ended December 31, 2018 compared to $72 million for the year ended December 31, 2017. The decrease is primarily explained by the decrease in OPC’s cash provided by operating activities as discussed below.

Cash flows provided by OPC’s operating activities decreased to $86 million for the year ended December 31, 2018 from $114 million for the year ended December 31, 2017, primarily as a result of a decrease in working capital mainly as a result of higher gas payments in 2018 due to timing differences.

Cash Flows Provided by / (Used in) Investing Activities

Net cash flows provided by our investing activities increased to approximately $42 million for the year ended December 31, 2018, compared to cash flows used in investing activities of approximately $232 million for the year ended December 31, 2017. This increase was primarily driven by proceeds from the Qoros transaction of $188 million and reduced outflows from OPC’s investing activities as described below.

Cash flows used in OPC’s investing activities decreased to $102 million for the year ended December 31, 2018 from $158 million for the year ended December 31, 2017, primarily as a result of $29 million higher deposits into restricted cash in 2017 related to debt service funds and assurance of guarantees and $38 million higher investments at OPC-Rotem and OPC-Hadera in 2017.

Cash Flows (Used in) / Provided by Financing Activities

Net cash flows used in financing activities of our consolidated businesses was approximately $1,217 million for the year ended December 31, 2018, compared to cash flows provided by financing activities of approximately $200 million for the year ended December 31, 2017. The net outflow in 2018 is primarily explained by (i) the $665 million capital reduction in March 2018, (ii) the $100 million dividend paid in December 2018, (iii) the repayment of loans totaling $418 million in the year and the decrease in OPC cash flows provided by financing activities as described below.

Cash flows used in OPC’s financing activities decreased to $34 million for the year ended December 31, 2018, as compared to $163 million provided by OPC’s financing activities for the year ended December 31, 2017, primarily as a result of $100 million proceeds from issuance of shares in 2017 and $88 million proceeds from the issuance of debentures in 2017.

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

	Year Ended December 31,
	2017[1]	2016[2]
	(in millions of USD)
Continuing operations
Net cash flows used in operating activities
OPC	114	25
Adjustments and Other	(42)	(39)
Total	72	(14)
Net cash flows used in investing activities	(232)	(99)
Net cash flows provided by financing activities	200	149
Net change in cash from continuing operations	40	36
Net change in cash from discontinued operations	1,033	(99)
Cash—opening balance	327	384
Effect of exchange rate fluctuations on balances of cash and cash equivalents	17	6
Cash—closing balance	$1,417	$327

(1)	Results reflect the results of the Inkia Business as discontinued operations. For further information, see Note 27 to our financial statements included in this annual report.

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

Kenon’s Commitments and Obligations

As of December 31, 2018, Kenon had consolidated liabilities of $739 million, primarily consisting of OPC liabilities.

In addition, Kenon has obligations under its back-to-back guarantees provided by it to Chery, which amounted to RMB288 million, with respect to debt in principal of RMB320 million, plus interest and certain fees. For further information on, and an overview of, the guarantees provided by Kenon in respect of Qoros’ debt, see “—Back-to-Back Guarantees Provided to Chery.”

Other than the back-to-back guarantees we have provided to Chery in respect of certain of Qoros’ indebtedness, and loans from subsidiaries, at the Kenon level, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing. Kenon has given a three year guarantee of Inkia’s indemnity obligations under the share purchase agreement for the sale of the Inkia Business.

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

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Wuhu Chery and Kenon. As a result, Kenon’s stake was reduced to 24% stake, with the 51% controlling interest owned by the Majority Shareholder in Qoros and the remaining 25% interest owned by Wuhu Chery. The Majority Shareholder in Qoros was required to assume its share of Qoros bank guarantee obligations, which reduced Kenon's back-to-back guarantee obligations.

As of December 31, 2018, the outstanding amount of these back-to-back guarantees was RMB288 million (plus certain interest and fees), with respect to debt in principal of RMB320 million.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

OPC’s Liquidity and Capital Resources

As of December 31, 2018, OPC had cash and cash equivalents of $88 million. OPC’s total outstanding consolidated indebtedness was $587 million as of December 31, 2018.

OPC’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, short- and long-term borrowings, OPC’s bond issuance and OPC’s 2017 initial public offering.

In addition, OPC is limited in usage of certain deposits and cash, with such restricted deposits and cash constituting an aggregate amount of $98 million and $76 million as of December 31, 2018 and 2017, respectively.

OPC’s principal needs for liquidity generally consist of capital expenditures related to the development and construction of generation projects (including OPC-Hadera, Tzomet and other projects OPC may pursue), capital expenditures relating to maintenance (e.g., maintenance and diesel inventory), working capital requirements (e.g., maintenance costs that extend the useful life of OPC’s plants) and other operating expenses. OPC believes that its liquidity is sufficient to cover its working capital needs in the ordinary course of OPC’s business.

OPC’s Material Indebtedness

As of December 31, 2018, OPC had cash and cash equivalents of $88 million, deposits and restricted cash of $98 million, and total outstanding consolidated indebtedness of $587 million, consisting of $23 million of short-term indebtedness, including the current portion of long-term indebtedness, and $564 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

The following table sets forth selected information regarding OPC’s principal outstanding short-term and long-term debt, as of December 31, 2018:

	Outstanding Principal Amount as of December 31, 2018	Interest Rate	Final Maturity	Amortization Schedule
	($ millions)
OPC-Rotem:
Financing agreement[1]	336	4.9%-5.4%, CPI linked	June 2031	Quarterly principal payments to maturity
OPC-Hadera:
Financing agreement[2]	172	3.4%-3.9%, CPI linked (2/3 of the loan) 4.8%-5.4% (1/3 of the loan)	18 years from commercial operations date of Hadera power plant	Quarterly principal payments to maturity, commenting 6 months following commercial operations of Hadera power plant
OPC:
Bonds[3]	79	4.45% (commencing from the date of registration for trading on the stock exchange)	December 2030	Semi-annual principal payments to maturity
Total	587

(1)	Represents NIS 1,259 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.748 to $1.00. All debt has been issued in Israeli currency (NIS) linked to CPI.

(2)
Represents NIS 644 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.748 to $1.00. All debt has been issued in Israeli currency (NIS), of which 2/3 is linked to CPI and 1/3 is not linked to CPI.

(3)
Represents NIS 294 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.748 to $1.00. All debt has been issued in Israeli currency (NIS) and is not linked to CPI.

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

OPC-Rotem Financing Agreement

In January 2011, OPC-Rotem entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., or Bank Leumi, for the financing of its power plant project. As part of the financing agreement, the lenders committed to provide OPC-Rotem a long-term credit facility, including several types of lines of credit., in the overall amount of NIS 1,800 million (approximately $474 million). Currently, there are two available lines of credit in the total amount of NIS21 million (approximately $4 million) and a working capital line of credit. Furthermore, as part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of OPC-Rotem’s shareholders’ loans, commencing from the third year after the completion of OPC-Rotem’s power plant. The lock-up period prohibiting distributions ended in June 2015. The financing agreement contains additional restrictions and limitations, including:

•	minimum liquidity, loan life coverage ratios and debt service coverage ratios covenants; and

•	other non-financial covenants and limitations such as restrictions on asset sales, pledges investments and incurrence of debt, as well as reporting obligations

The loans are CPI-linked and are repayable on a quarterly basis beginning in the fourth quarter of 2013 until 2031.

OPC-Rotem created a guarantee reserve account in the amount of NIS57.5 million (approximately $15 million). As of December 31, 2018, the guarantee reserve account balance is NIS39 million (approximately $10 million) and NIS 18.5 million must be deposited by December 2019. OPC and Veridis issued corporate guarantees in favour of OPC-Rotem in the amount of NIS46 million (approximately $12 million) and NIS11.5 million (approximately $3 million), respectively. Upon deposit of the full guarantee reserve account amount, both OPC and Veridis shall be released from their corporate guarantees.

OPC-Hadera Financing

In July 2016, OPC-Hadera entered into a NIS 1 billion senior facility agreement with Israel Discount Bank Ltd. and Harel Company Ltd. to finance the construction of OPC-Hadera’s power plant in Hadera. Pursuant to the agreement, the lenders undertook to provide OPC-Hadera with financing in several facilities (including a term loan facility, a standby facility, a debt service reserve amount, or DSRA, facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only)), a hedging facility (for the construction period only), and a working capital facility (for the operation period only).

In December 2017, Israel Discount Bank Ltd. assigned 43.5% of its share in the long-term credit facility (including the facility for variances in construction and related costs) to Clal Pension and Femel Ltd. and Atudot Pension Fund for Salaried and Self-employed Ltd.

Some of the loans under the facility agreement are CPI-linked, while others accrue interest at the rates specified in the relevant agreement. The loans will be repaid in quarterly installments according to repayment schedules specified in the agreement. The financing will mature 18 years after the commencement of repayments in accordance with the provisions of the agreement which will commence approximately half a year following the commencement of commercial operation of the OPC-Hadera plant.

In connection with the senior facility agreement, liens were placed on some of OPC-Hadera’s existing and future assets and on certain OPC and OPC-Hadera rights, in favor of Israel Discount Bank Ltd., as collateral agent on behalf of the lenders. The senior facility agreement also contains certain restrictions and limitations, including:

•	minimum liquidity, loan life coverage ratios and debt service coverage ratios covenants; and

•
other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledges investments and incurrence of debt, as well as reporting obligations.

As of December 31, 2018, following the full investment of the project’s equity contribution, OPC-Hadera has made drawings in the aggregate amount of NIS 616 million (approximately $164 million) under the NIS 1 billion loan agreement relating to the project.

OPC Bonds

In May 2017, OPC issued Bonds (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The bonds, with a par value of NIS 320 million (approximately $85 million), bear annual interest at the rate of 4.95% and are repayable, interest and a portion of principal, every six months, commencing on June 30, 2018 (on June 30th and December 30th of every calendar year) through December 30, 2030. The outstanding principal amount as of December 31, 2018 is NIS 294 million. Under the terms, the interest on the bonds will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd.

In August 2017, OPC listed the bonds for trade in the stock exchange in connection with an issuance and the listing of its shares for trade and accordingly, from that date, interest on the bonds (series A) was reduced by 0.5% and is 4.45% per year. According to the trust deed from May 2017, OPC has registered, in favor of the trustee on behalf of the bond holders, a first-ranking floating charge, unlimited in amount, on all of its assets. The floating charge will not preclude OPC from pledging specific assets and the performance of other asset dispositions by OPC.

Additionally, OPC has created a reserve for the servicing of the debt, out of the issuance consideration, in the amount of 18 months of interest up to the commencement of repayment of the principal of the bonds, and will pay 18 months of principal and interest payments subsequent to the commencement of the bonds’ principal repayment (this period was originally 12 months, but was increased to 18 months following an amendment to the terms of the bonds through bondholder consent). The trust account in which the reserve was deposited will be pledged in favor of the trustee on behalf of the bond holders. As of December 31, 2018, the deposit for the debt service fund amounts to approximately NIS 47 million (approximately $13 million).

The trust deed contains customary clauses for calling for the immediate redemption of the bonds, including events of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the position of OPC. The bondholders’ right to call for immediate redemption also arises upon: (1) the occurrence of certain events of loss of control by Kenon; (2) the call for immediate repayment of other debts (or guarantees) of OPC or of OPC-Hadera or OPC-Rotem in certain predefined minimum amounts; (3) a change in the area of operation of OPC such that OPC’s main area of activity is not in the energy sector in Israel, including electricity generation in power plants and with renewable energy sources; (4) in the event that a rating is discontinued over a certain period of time, and the rating of the bond falls below the level of Baa3 (or BBB); and (5) in the event of suspending trading for a certain time period if the bonds are listed for trade on the main list of the stock exchange.

Furthermore, the trust deed includes an undertaking by OPC to comply with covenants on the basis of its stand-alone financial statements: debt coverage ratio of at least 1.05 (to be reviewed commencing in the financial statements as at June 30, 2018), minimum equity of NIS 80 million (approximately $21 million) and an equity-to-balance sheet ratio of at least 12.5%. As at December 31, 2018, the equity attributed to OPC’s shareholders amounted to approximately NIS 678 million (approximately $181 million) and the equity-to-balance sheet ratio was 70%.

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

Qoros’ Liquidity and Capital Resources

Qoros’ cash and cash equivalents was RMB1,024 million as of December 31, 2018, compared to approximately RMB77 million as of December 31, 2017. We have a 24% equity interest in Qoros and, and we do not exercise control over Qoros’ cash and cash equivalents.

Qoros’ principal sources of liquidity are cash flows from car sales, cash inflows received from financing activities, including long-term loans, short-term facilities and capital contributions (in the form of equity contributions or shareholder loans). Qoros has fully utilized its RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility, and may require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

Qoros has historically relied upon shareholder funding as well as bank facilities supported by guarantees and pledges from its shareholders to fund its development and operations. The increase in vehicle sales in 2018 has significantly increased cash flows from operations.

As of December 31, 2018, Qoros had total loans and borrowings of RMB5.1 billion and current liabilities of RMB6.5 billion largely made up of trade and other payables, and current assets of RMB5.0 billion, including significant trade receivables from our largest customer. See “Item 3.D. Risk Factors—Risk Factors Related to Our Interest in Qoros— Qoros sells a majority of its vehicles to a single purchaser.” Qoros uses a portion of its liquidity to make debt service payments. Qoros has been required to make amortizing principal payments on its RMB3 billion, RMB1.2 billion and RMB700 million facilities since 2018 and the repayment requirements will increase significantly in 2019 and in future years.

Although the 2018 investment in Qoros by the Majority Shareholder in Qoros has improved Qoros’ liquidity position, Qoros will require additional liquidity and will continue to manage its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources. For further information on the risks related to the effect of Qoros’ liquidity situation on its relationship with its suppliers, see “Item 3.D. Risk Factors—Risk Factors Related to Our Interest in Qoros—Qoros is dependent upon its suppliers.”

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

Alternatively, the Majority Shareholder in Qoros (or its related entities), Chery or other investors, may choose to make additional investments in Qoros (without a corresponding Kenon investment) which may result in a dilution of Kenon’s interest. For information on the risks related to Qoros’ liquidity, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros depends on funding to further its development and, until it achieves significant sales levels, to meet its operating expenses, financing expenses, and capital expenditures.”

Material Indebtedness

As of December 31, 2018, Qoros had total loans and borrowings of RMB5.1 billion, consisting of non-current loans and borrowings of RMB3.3 billion and current loans and borrowings of RMB1.7 million. Set forth below is a discussion of Qoros’ material indebtedness.

RMB3 Billion Syndicated Credit Facility

On July 23, 2012, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw down loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB3 billion. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loans bear interest at LIBOR + 4.8% per annum. Outstanding loans are repayable within ten years from July 27, 2012, the first draw down date. The first and second scheduled repayment dates were in July 2015 and January 2016, respectively. Subsequent repayment dates occur every six months after the preceding repayment date. In July 2017, Qoros’ lenders approved the rescheduling of principal payments under Qoros’ RMB3 billion facility originally scheduled to be made in 2017 and 2018, with substantially all of the principal payments now scheduled to be made between 2019 and 2022.

Qoros’ RMB/USD dual currency fixed rate credit facility is secured by Qoros’ manufacturing facility, the land use right for the premises on which such manufacturing facility is located, and its equipment, and properties, and several guarantees, including a joint, but not several, guarantee from each of Chery and Changshu Port. Loans under this facility are severally guaranteed by (i) Changshu Port for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees and (ii) Chery for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees. Kenon has outstanding back-to-back guarantees to Chery of RMB288 million, with respect to debt in principal of RMB320 million, of which a portion is in respect of Chery’s guarantee of this facility.

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

As of December 31, 2018, the aggregate amount outstanding on this loan was approximately RMB2.5 billion.

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

In connection with Kenon’s 2016 and 2017 funding of shareholder loans to Qoros, pursuant to which Kenon’s back-to-back guarantee obligations to Chery were partially released, Quantum pledged equity in Qoros to Chery to secure the back-to-back guarantee reductions (i.e., if Chery is required to make payments on its guarantee of Qoros’ debt, then to the extent that Chery makes payments that would have been reimbursed by Kenon but for the back-to-back guarantee reduction, Chery will be entitled to enforce this pledge). Chery may also borrow from Quantum some of Qoros’ outstanding equity to meet its pledge obligations under the RMB1.2 billion credit facility. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances, Quantum must pledge additional shares (to the extent it has unencumbered shares) (e.g., if additional shares must be pledged under the credit facility), and in other circumstances the pledged shares may be released and the borrowed shares must be returned (e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion credit facility).The Majority Shareholder in Qoros is required to assume its pro rata share of the pledge obligations by shareholders of Qoros under this facility and is still in the process of assuming its proportionate pledge obligations.

The syndicated loan agreement includes covenants (including financial covenants) and events of default and acceleration provisions.

As of December 31, 2018, the aggregate principal amount outstanding on this loan was approximately RMB1.1 billion.

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

As of December 31, 2018, the aggregate principal amount outstanding on this loan is RMB0.6 billion.

Working Capital Facilities

Qoros is party to various short-term and working capital facilities. As of December 31, 2018, the balance of these facilities was RMB856 million.

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

Shareholder Loans

As of December 31, 2018, Qoros had no outstanding shareholder loans.

ZIM’s Liquidity and Capital Resources

As of December 31, 2018, ZIM had an aggregate amount of $186 million in cash and cash equivalents, as compared to $158 million of cash and cash equivalents as of December 31, 2017.

During the year ended December 31, 2018, ZIM generated $225 million from operating activities, generated $51 million from investing activities and used $243 million in financing activities.

ZIM has a significant amount of debt and other liabilities. As of December 31, 2018, ZIM had approximately $1.5 billion of outstanding loans and liabilities to be repaid between 2019 through 2030, of which $292 million of principal (including short term borrowings and current maturities of long-term debt) is scheduled to be repaid during 2019.

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

Many of the financing agreements relating to ZIM’s debt facilities contain covenants and limitations, including: (a) minimum liquidity, fixed charge coverage ratio and total leverage covenants; and (b) other non-financial covenants and limitations such as restrictions on dividend distribution, asset sales, investments and incurrence of debt, as well as various reporting obligations. During 2016, in light of the continued unfavorable container shipping market conditions, ZIM took various steps to address its liquidity and financial position, including by obtaining waivers from its creditors for compliance with certain financial covenants and deferring certain payments. ZIM obtained additional waivers from its creditors for compliance with certain covenants in July 2018 (except for the minimum liquidity requirement, which continues to apply) and is required to comply with these covenants beginning in March 2020, and repay the deferred amounts on a straight line basis, during a period of up to 36 months, ending on December 31, 2020.

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

Primus’ Liquidity and Capital Resources

As of December 31, 2018, Primus had cash and cash equivalents of approximately $1.3 million.

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

Primus continues to rely on Kenon to fund its operations. In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed appropriate to facilitate Primus’ operational and development capital requirements. Through our wholly-owned subsidiary IC Green, we have provided Primus a total of $43 million (including accrued interest) via a series of convertible notes through December 31, 2018. In 2018, we provided Primus $7.0 million via convertible notes. In March 2019, we provided additional funding of $1 million via a convertible note.

Material Indebtedness

Primus does not have any material indebtedness, other than related party indebtedness.

C.    Research and Development, Patents and Licenses, Etc.

For a description of Qoros’ research and development activities see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros faces certain risks relating to its business,” “Item 4.B Business Overview—Our Businesses—Qoros—Qoros’ Description of Operations” and “Item 5.A Operating Results— Share In Income (Losses) of Associated Companies, Net of Tax—Qoros.”

D.    Trend Information

The following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors.” For further information on the recent developments of Kenon and our businesses, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Trend Information

OPC

In December 2018, the EA published the electricity tariffs for 2019, which included an increase of the EA’s generation component tariff by approximately 3.3%. For further information, see “Item. 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC—Sales—EA Tariffs.”

OPC-Hadera is in the process of constructing a plant. Following delays in the plant’s construction and operation, the plant is currently expected to reach COD in the third quarter of 2019. See “Item 4.B Business Overview—OPC—OPC’s Description of Operations—OPC-Hadera.”

Qoros

Vehicle sales in China decreased in 2018 after many years of growth. Qoros' car sales in Q1 2019 decreased significantly as compared to Q1 2018, due to dealer inventory management and the slowdown in the Chinese economy and car industry.

In light of increased competition in the Chinese automotive market in recent years and the phase-out in 2018 of the purchase tax incentives for conventional vehicles, dealers and OEMs have offered customers a variety of inducements to purchase vehicles, including price reductions. In line with many of its competitors, Qoros offered various incentives for vehicle purchases, including price reductions. In 2018, dealers and OEMs continued to reduce prices and offer further inducements to purchase vehicles. Qoros expects the downward pressure on vehicle prices to continue for the next few years.

The central government and local governments in China have indicated that subsidies for NEV will be reduced in coming years which will inevitably increase the costs to the consumers, which may cause temporary pressure for the electric vehicle market.

In July 2020, the Chinese regulation on emissions will take effect, which will require that new models meet certain emission standards. This could impact the cost of producing vehicles and could impact the timing of purchases by consumers as well as inventories of vehicles that do not meet the standards.

ZIM

For further information on the conditions affecting the shipping industry, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Industry Update.”

E.     Off-Balance Sheet Arrangements

Neither Kenon nor any of its subsidiaries are party to off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

The following table sets forth Kenon’s contractual obligations (including future interest payments) and commercial commitments as of December 31, 2018, which consist of OPC’s contractual obligations (including future interest payments) and commercial commitments:

	Payments Due by Period[1]
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	($ millions)
OPC’s consolidated contractual obligations
Trade Payables	$47	$47	$—	$—	$—
Other payables	3	3	—	—	—
Bonds	104	7	12	31	54
Loans	697	39	56	166	436
Total contractual obligations and commitments	$851	96	68	197	490

(1)
Excludes Kenon’s back-to-back guarantees to Chery as well as obligations under agreement with capital provider relating to Peru BIT claim and guarantee of indemnity obligations under the sale agreement for the Inkia Business. For further information on other commitments, see Note 19 to our financial statements included in this annual report.

G.    Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.          Directors, Senior Management and Employees

A.     Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Original Appointment Date	Current Term Begins	Current Term Expires
Antoine Bonnier	36	Board Member	2016	2018	2019
Laurence N. Charney	72	Chairman of the Audit Committee, Compensation Committee Member, Board Member	2016	2018	2019
Barak Cohen	37	Board Member	2018	2018	2019
Cyril Pierre-Jean Ducau	40	Chairman of the Board, Nominating and Corporate Governance Committee Chairman	2014	2018	2019
N. Scott Fine	62	Audit Committee Member, Compensation Committee Chairman, Board Member	2014	2018	2019
Bill Foo	61	Board Member, Nominating and Corporate Governance Committee Member	2017	2018	2019
Aviad Kaufman	48	Compensation Committee Member, Board Member, Nominating and Corporate Governance Committee Member	2014	2018	2019
Arunava Sen	58	Board Member, Audit Committee Member	2017	2018	2019

Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Robert L. Rosen	46	Chief Executive Officer
Mark Hasson	43	Chief Financial Officer

Biographies

Directors

Antoine Bonnier. Mr. Bonnier is currently a Managing Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, and of Primus Green Energy, Inc., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our audit committee. Mr. Charney retired from Ernst & Young LLP in June 2007, where, over the course of his more than 35-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent directorships also include board tenure with Marvel Entertainment, Inc. (through December 2009), Pacific Drilling S.A. (through November 19, 2018) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Barak Cohen. Mr. Cohen is a Managing Director of Quantum Pacific (UK) LLP and a board member of OPC, Qoros and Inkia, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at Israel Corporation (IC) since 2008 most recently as Israel Corporation’s Senior Director of Business Development and Investor Relations. IC is one of the largest Israeli based diversified holding companies with multibillion dollar asset base. Prior to joining Israel Corporation, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia. and the Chief Executive Officer of Eastern Pacific Shipping Pte Ltd. He is a member of the board of directors of Ansonia and IC Power, as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012 and acted as Director and Chairman of Pacific Drilling SA between 2011 and 2018. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

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

Aviad Kaufman. Mr. Kaufman is the Chief Executive Officer of Quantum Pacific (UK) LLP, the chairman of IC, a board member of Israel Chemicals Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2017, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s Degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

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

Senior Management

Robert Rosen. Mr. Rosen has served as CEO of Kenon since September 2017. Prior to becoming CEO, Mr. Rosen served as General Counsel of Kenon upon joining Kenon in 2014. Prior to joining Kenon in 2014, Mr. Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank, Tweed, Hadley and McCloy LLP. During his time in private practice, Mr. Rosen was primarily involved in cross-border public and private capital markets offerings and other securities transactions, as well as with the purchase and sale of U.S. and international distressed assets, private equity investments and structured finance transactions. Mr. Rosen is admitted to the Bar in the state of New York, holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

Mark Hasson. Mr. Hasson has served as Chief Financial Officer at Kenon since October 2017. Prior to this role, Mr. Hasson served as Vice President of Finance at Kenon. Prior to joining Kenon in 2017, Mr. Hasson served in various senior finance positions in Singapore and Australia. He holds a Bachelor’s degree in Finance and Accounting from the University of Cape Town in South Africa and is a Chartered Accountant (Institute of Chartered Accountants in England and Wales).

B.    Compensation

We pay our directors compensation for serving as directors, including per meeting fees.

For the year ended December 31, 2018, the aggregate compensation accrued (comprising remuneration and the aggregate fair market value of equity awards granted) for our directors and executive officers was approximately $3 million.

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

Board of Directors

Our constitution gives our board of directors general powers to manage our business. The board of directors, which consists of eight directors, oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives. Cyril Pierre-Jean Ducau serves as our Chairman.

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

Although we are permitted to follow home country practice in lieu of the requirement to have a board of directors comprised of a majority of independent directors, we have determined that we are in compliance with this requirement and that a majority of our board of directors is independent according to the NYSE’s listing standard. Our board of directors has affirmatively determined that each of Antoine Bonnier, Arunava Sen, Aviad Kaufman, Bill Foo, Laurence N. Charney and N. Scott Fine, representing six of our eight directors, are currently “independent directors” as defined under the applicable rules and regulations of the NYSE.

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

•
the compensation, qualifications, evaluation and independence of, and making a recommendation to our board for recommendation to the annual general meeting for appointment of, our independent registered public accounting firm;

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

•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior executives, including evaluating their performance in light of such goals and objectives; and

•
reviewing periodically and approving and administering stock options plans, long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans for all employees, including reviewing and approving the granting of options and other incentive awards.

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

D.    Employees

As of December 31, 2018, 2017 and 2016 we, and our consolidated subsidiaries, employed 112, 108 and 115 individuals, respectively, as follows:

	Number of Employees as of December 31,
Company	2018	2017	2016
OPC	92	88	79
Primus	13	14	31
Kenon	7	6	5
Total	112	108	115

OPC

As of December 31, 2018, OPC employed 92 employees. For further information on OPC’s employees, see “Item 4.B Business Overview—OPC—Employees.”

Qoros

As of December 31, 2018, Qoros employed approximately 3,400 employees, consisting of headquarter and factory employees predominantly within China.

ZIM

As of December 31, 2018, ZIM employed approximately 3,700 employees (including employees of its subsidiaries).

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

Other

As of December 31, 2018, Primus employed 13 employees, all of whom are located in the U.S.

E.     Share Ownership

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to directors and certain members of its management under the Share Incentive Plan 2014 in 2018, with a value of $0.4 million.

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

ITEM 7.          Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 5, 2019, by each person or entity beneficially owning 5% or more of our ordinary shares, based upon the 53,826,749 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. The information set out below is based on public filings with the SEC as of April 5, 2019.

To our knowledge, as of March 31, 2019, we had 2 shareholders of record in the United States: one holding approximately 99% of our outstanding ordinary shares and the other one holding less than 1% of our outstanding ordinary shares. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since the holder of record of approximately 99% of our outstanding ordinary shares (which includes the ordinary shares held by the TASE for trading on the TASE) was one U.S. nominee company, CEDE & Co, which holds all of our shares traded on the NYSE and the TASE indirectly.

All of our ordinary shares have the same voting rights.

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.[1]	31,156,869	58.0%
Clal Insurance Enterprises Holdings Ltd.[2]	3,860,158	7.2%
Menora Mivtachim Holdings Ltd.[3]	3,120,626	5.8%
Laurence N. Charney[4]	32,482	*	[5]
N. Scott Fine[4]	27,265	*	[5]
Bill Foo[4]	3,085	*	[5]
Arunava Sen[4]	3,085	*	[5]
Directors and Executive Officers[6]	–	*	[5]

(1)
Based solely on the Schedule 13-D/A (Amendment No. 4) filed by Ansonia Holdings Singapore B.V. with the SEC on January 25, 2017. A discretionary trust, in which Mr. Idan Ofer is the prime beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

(2)
Based solely upon the Schedule 13-G/A (Amendment No. 1) filed by Clal Insurance Enterprises Holdings Ltd. with the SEC on February 14, 2019. According to the Schedule 13-G/A, of the 3,860,158 ordinary shares reported on the Schedule 13-G/A, (i) 3,488,155 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., which subsidiaries operate under independent management and make independent voting and investment decisions; and (ii) 372,003 ordinary shares are beneficially held for Clal Insurance Enterprises Holdings Ltd.’s own account.

(3)
Based solely upon the Schedule 13-G/A (Amendment No. 1) filed by Menora Mivtachim Holdings Ltd. with the SEC on February 11, 2019. According to the Schedule 13-G/A (i) the ordinary shares reported are beneficially owned by Menora Mivtachim Holdings Ltd. and by entities that are its direct or indirect, wholly-owned or majority-owned, subsidiaries; and (ii) the economic interest or beneficial ownership in a portion of the ordinary shares reported (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders or the members of provident funds or pension funds, as the case may be. According to the Schedule 13-G/A, of the 3,120,626 ordinary shares reported, (i) 2,542,995 ordinary shares are held by Menora Mivtachim Pensions and Gemel Ltd; (ii) 527,124 ordinary shares are held by Menora Mivtachim Insurance Ltd.; and (iii) 50,507 ordinary shares are held by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.

(4)	Based solely on Exhibit 99.3 to the Form 6-K furnished by Kenon with the SEC on May 16, 2018.

(5)	Owns less than 1% of Kenon’s ordinary shares.

(6)	Excludes shares held by Laurence N. Charney, N. Scott Fine, Bill Foo and Arunava Sen.

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

Significant changes in ownership of major shareholders

Based solely upon the Schedule 13-D/A (Amendment No. 3) filed by XT Investments Ltd. and XT Holdings Ltd. with the SEC on April 11, 2018, XT Investments Ltd. decreased its ownership of Kenon ordinary shares, from 11.7% as of August 22, 2017 to 2.3%.

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

OPC

Sales of Electricity and Gas

OPC-Rotem sells electricity through PPAs to some entities that may be considered to be related parties. OPC-Rotem recorded revenues from related parties in the amount of $80 million, $103 million and $130 million in the years ended December 31, 2018, 2017 and 2016, respectively.

OPC-Rotem and OPC-Hadera also sell an immaterial amount of gas to some entities that may be considered related parties.

Qoros

Qoros has entered into commercial arrangements with its equity holders, including certain loans, capital injections, sales of goods and purchases of materials, parts and services, and has accounts receivable and payable from and to such parties.

Ansonia

Kenon was party to loan agreements with Kenon’s major shareholder Ansonia, which loan agreements were entered into in 2016 to provide loans to Kenon to fund Qoros. In 2018, Kenon repaid $77 million in loans to Ansonia with the proceeds from the Qoros transaction, which resulted in repayment in full of the loans.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.          Financial Information

A.    Consolidated Statements and Other Financial Information

For information on the financial statements filed as a part of this annual report, see “Item 18. Financial Statements.” For information on our legal proceedings, see “Item 4.B Business Overview” and Note 19 to our financial statements included in this annual report. For information on our dividend policy, see “Item 10.B Constitution.”

B.    Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

ITEM 9.          The Offer and Listing

A.    Offer and Listing Details.

Kenon’s ordinary shares are listed on the TASE (trading symbol: KEN), our primary host market, and the NYSE (trading symbol: KEN), our principal market outside our host market.

B.    Plan of Distribution

Not applicable.

C.     Markets

Our ordinary shares are listed on each of the NYSE and the TASE under the symbol “KEN.”

D.     Selling Shareholders

Not applicable.

E.     Dilution.

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.        Additional Information

A.    Share Capital

Not applicable.

B.     Constitution

The following description of our constitution is a summary and is qualified by reference to the constitution, a copy of which has been filed with the SEC. Subject to the provisions of the Singapore Companies Act and any other written law and its constitution, the Company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction.

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earliest of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after our financial year end, being December 31); or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly convened general meeting.

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2019 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

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

Shareholders’ Meetings

We are required to hold an annual general meeting each year. Annual general meetings must be held within six months after our financial year end, being December 31. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings (disregarding paid-up shares held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:

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

Annual General Meetings

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting was required to be held within 18 months of Kenon’s incorporation and subsequently, annual general meetings must be held within six months after Kenon’s financial year end.

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

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for expenses (including attorneys' fees) actually and reasonably incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

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

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

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

•     whether listed (on an approved exchange in Singapore or any securities exchange outside Singapore) or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•     whether listed on a securities exchange (in Singapore or outside Singapore) or not, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•     whether listed (on an approved exchange in Singapore or any securities exchange outside Singapore) or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

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

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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

Taxation of Dividends and Other Distributions on the Ordinary Shares

The gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares, including the amount of any non-U.S. taxes withheld from the distribution, generally will be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distribution, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2018, but we may be a PFIC for our current, and any future, taxable year. Our status as a PFIC in any year depends on our assets and activities in that year. The sale of the Inkia Business and the investment in Qoros by the Majority Shareholder in Qoros (which reduced our equity interest in Qoros to 24%) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. Furthermore, if the sale of half of our remaining interest in Qoros to the Majority Shareholder in Qoros is completed (which would reduce our equity interest in Qoros to 12%), it may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. The determination of PFIC status, however, is factual in nature and generally cannot be made until the close of the taxable year, and there can be no assurance that we will not be considered a PFIC for any taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ordinary shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our ordinary shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ordinary shares makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other taxable disposition of our ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Income Taxation Under Singapore Law

Dividends or Other Distributions with Respect to Ordinary Shares

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company are not subject to withholding tax and will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

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

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2018. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2018, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.       Principal Accountant Fees and Services

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2018 and 2017.

Our audit committee charter requires that all audit and non-audit services provided by our independent auditors are pre-approved by our audit committee. In particular, pursuant to our audit committee charter, the chairman of the audit committee shall pre-approve all audit services to be provided to Kenon, whether provided by our independent registered public accounting firm or other firms, and all other services (review, attest and non-audit) to be provided to Kenon by the independent registered public accounting firm. Any decision of the chairman of the audit committee to pre-approve audit or non-audit services shall be presented to the audit committee.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2018 and 2017.
	Year ended December 31,
	2018	2017
	(in thousands of USD)
Audit Fees[1]	$2,948	$5,170
Audit-Related Fees	1	2
Tax Fees[2]	729	974
All Other Fees	472	—
Total	$4,150	$6,146

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

(2)	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.

ITEM 16D.       Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.       Change in Registrant’s Certifying Accountant

None.

ITEM 16G.       Corporate Governance

There are no significant differences between Kenon’s corporate governance practices and those followed by domestic companies under the listing standards of the NYSE. As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a nominating and corporate governance committee comprised entirely of independent directors. One of the members of our nominating and corporate governance committee is non-independent under NYSE standards and accordingly we rely on the NYSE exemption for foreign private issuers in this respect.

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

2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1
Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) [1]

4.3
Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.4
Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.12 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.5
Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.6
Release Agreement, dated December 21, 2016, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.21 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.7
Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.22 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.8
Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.23 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.9
The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.24 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.10
Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC

4.11	Deferred Payment Agreement, dated December 28, 2017, among Nautilus Energy Topco LLC, as Payee, ISQ Global Infrastructure Fund II, L.P., as Guarantor and Inkia Energy Limited, as Payor

4.12	Amended and Restated Pledge Agreement, dated February 15, 2018, between Kenon Holdings Ltd. and Nautilus Inkia Holdings LLC (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.13
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.14
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.15*	Sale and Purchase Agreement, dated January 6, 2019, between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd.

4.16*
Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders[2]

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer

13.1*	Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Deloitte, Inc., Independent Registered Public Accounting Firm of the Combined Entities (Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A.)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*          Filed herewith.

1.	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

2.	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2018, 2017 and 2016 and for the years then ended

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2018, 2017 and 2016 and for the years then ended

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone +65 6213 3388 Fax +65 6225 0984 Internet www.kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
 Kenon Holdings Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Kenon Holdings Ltd and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the ‘consolidated financial statements’), and our report dated April 8, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP

Public Accountants and
Chartered Accountants

Singapore
April 8, 2019

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone +65 6213 3388 Fax +65 6225 0984 Internet www.kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
 Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kenon Holdings Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 8, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

We did not audit the combined financial statements of certain discontinued operations relating to Distribuidora de Electricidad de Occidente, S.A. (‘DEOCSA’) and Distribuidora de Electricidad de Oriente, S.A. (‘DEORSA’),  which statements constitute approximately $16 million and $36 million of both profit for the year from discontinued operations and profit/(loss) for the year, for the years ended December 31, 2017 and 2016, respectively. Those combined financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DEOCSA and DEORSA, is based solely on the report of the other auditors.

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

/s/ KPMG LLP

Public Accountants and
Chartered Accountants

We have served as the Company’s auditor since 2015.

Singapore
April 8, 2019

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

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2018 and 2017

		As at December 31,
		2018	2017
	Note	$ Thousands
Current assets
Cash and cash equivalents	5	131,123	1,417,388
Short-term investments and deposits	6	49,938	7,144
Trade receivables	7	35,548	44,137
Other current assets, including derivative instruments	8	41,514	35,752
Income tax receivable		-	220
Assets held for sale	9.F	69,592	-
Total current assets		327,715	1,504,641

Non-current assets
Investments in associated companies	9	161,188	121,694
Deposits, loans and other receivables, including derivative instruments	11	140,023	106,717
Deferred payment receivable	12	189,166	175,000
Deferred taxes, net	25	632	-
Property, plant and equipment, net	13	635,088	616,164
Intangible assets, net	14	1,306	1,641
Total non-current assets		1,127,403	1,021,216

Total assets		1,455,118	2,525,857

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2018 and 2017, continued

		As at December 31,
		2018	2017
	Note	$ Thousands
Current liabilities
Loans and debentures	15	23,235	447,956
Trade payables	16	47,672	58,895
Other payables, including derivative instruments	17	12,072	82,522
Provisions	18	-	44,342
Income tax payable		6,939	172,607
Total current liabilities		89,918	806,322

Non-current liabilities
Loans, excluding current portion	15	487,759	503,785
Debentures, excluding current portion	15	75,476	84,758
Deferred taxes, net	25	59,067	52,753
Income tax payable		26,811	26,811
Other non-current liabilities	17	369	81
Total non-current liabilities		649,482	668,188

Total liabilities		739,400	1,474,510

Equity	20
Share capital		602,450	1,267,210
Shareholder transaction reserve		-	3,540
Translation reserve		802	(1,592)
Capital reserve		16,854	19,297
Accumulated profit/(loss)		28,917	(305,337)
Equity attributable to owners of the Company		649,023	983,118
Non-controlling interests		66,695	68,229
Total equity		715,718	1,051,347

Total liabilities and equity		1,455,118	2,525,857

Cyril Pierre-Jean Ducau Chairman of Board of Directors	Robert L. Rosen CEO	Mark Hasson CFO

Approval date of the consolidated financial statements: April 8, 2019

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2018, 2017 and 2016

		For the year ended December 31,
		2018	2017	2016
	Note	$ thousands
Continuing Operations
Revenue	22.A	364,012	365,704	324,253
Cost of sales and services (excluding depreciation)	22.B	(259,515)	(267,136)	(251,666)
Depreciation		(29,809)	(30,102)	(26,697)
Gross profit		74,688	68,466	45,890
Selling, general and administrative expenses	23	(34,031)	(56,292)	(47,095)
Write back/(impairment) of assets and investments	9.C.a	-	28,758	(72,263)
Other expenses		(613)	(51)	(229)
Other income		2,147	1,410	2,757
Financing expenses	24	(30,382)	(70,166)	(47,276)
Financing income	24	28,592	2,904	7,724
Financing expenses, net		(1,790)	(67,262)	(39,552)
Gain on third party investment in Qoros	9.C.b.2	504,049	-	-
Fair value loss on option	9.C.b.2	(39,788)	-	-
Write back/(provision) of financial guarantee	9.C.b.6.g	62,563	-	(130,193)
Share in losses of associated companies, net of tax	9.A.2	(105,257)	(110,665)	(186,215)
Profit/(loss) before income taxes		461,968	(135,636)	(426,900)
Income taxes	25	(11,499)	(72,809)	(2,252)
Profit/(loss) for the year from continuing operations		450,469	(208,445)	(429,152)
(Loss)/profit for the year from discontinued operations	1.B, 27	(5,631)	476,565	35,150
Profit/(loss) for the year		444,838	268,120	(394,002)

Attributable to:
Kenon’s shareholders		434,213	236,590	(411,937)
Non-controlling interests		10,625	31,530	17,935
Profit/(loss) for the year		444,838	268,120	(394,002)

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	26
Basic/diluted profit/(loss) per share		8.07	4.40	(7.67)
Basic/diluted profit/(loss) per share from continuing operations		8.17	(4.00)	(8.08)
Basic/diluted (loss)/profit per share from discontinued operations		(0.10)	8.40	0.41

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income (Loss) for the years ended December 31, 2018, 2017 and 2016

	For the year ended December 31,
	2018	2017	2016
	$ thousands

Profit/(loss) for the year	444,838	268,120	(394,002)

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	8,672	29,320	157
Foreign currency translation and capital reserves differences reclassified to profit or loss due to third party investment in Qoros	(15,073)	-	-
Group’s share in other comprehensive loss of associated companies	(177)	(1,239)	(3,968)
Change in fair value of derivatives used to hedge cash flows	491	19,489	14,397
Income taxes in respect of components other comprehensive loss	(104)	(6,142)	(1,507)
Total other comprehensive (loss)/income for the year	(6,191)	41,428	9,079
Total comprehensive income/(loss) for the year	438,647	309,548	(384,923)

Attributable to:
Kenon’s shareholders	432,576	270,175	(407,749)
Non-controlling interests	6,071	39,373	22,826

Total comprehensive income/(loss) for the year	438,647	309,548	(384,923)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018, 2017 and 2016

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2018		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347
Share based payments		-	-	-	1,411	-	1,411	403	1,814
Capital distribution	20.A	(664,760)	-	-	-	-	(664,760)	-	(664,760)
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(8,219)	(8,219)
Dividends paid	20.D	-	-	-	-	(100,118)	(100,118)	-	(100,118)
Transactions with controlling shareholder		-	(3,540)	-	-	-	(3,540)	-	(3,540)
Acquisition of shares of subsidiary from holders of rights not conferring control		-	-	-	-	336	336	4	340
Capital reserve in respect of transactions with holders of non-controlling interests		-	-	-	-	-	-	207	207
Total comprehensive income for the year		-	-	-	-		-	-
Net profit for the year		-	-	-	-	434,213	434,213	10,625	444,838
Other comprehensive income/(loss) for the year, net of tax		-	-	2,394	(3,854)	(177)	(1,637)	(4,554)	(6,191)

Balance at December 31, 2018		602,450	-	802	16,854	28,917	649,023	66,695	715,718

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018, 2017 and 2016

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2017		1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204
Share based payments		(240)	-	-	748	-	508	449	957
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(33,848)	(33,848)
Capital reduction to non-controlling interests in subsidiaries		-	-	-	-	-	-	(13,805)	(13,805)
Sale of Colombian assets		-	-	-	-	-	-	(8,890)	(8,890)
Non-controlling interests in respect of business combination		-	-	-	-	-	-	(50)	(50)
Sale of subsidiaries - Latin America and Caribbean businesses		-	-	(5,650)	2,045	-	(3,605)	(170,513)	(174,118)
Dilution of investment in subsidiary	21	-	-	299	(4,691)	62,210	57,818	42,550	100,368
Fair value of shareholder loan		-	(23,019)	-	-	-	(23,019)	-	(23,019)

Total comprehensive income for the year
Net profit for the year		-	-	-	-	236,590	236,590	31,530	268,120
Other comprehensive income/(loss) for the year, net of tax		-	-	25,504	9,620	(1,539)	33,585	7,843	41,428

Balance at December 31, 2017		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018, 2017 and 2016

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2016		1,267,210	-	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555
Share based payments		240	-	-	307	-	547	285	832
Dividend to holders of non-controlling interests in a subsidiary		-	-	-	-	-	-	(35,255)	(35,255)
Acquisition of non- controlling interest in subsidiary		-	-	-	-	670	670	20,325	20,995
Contribution from non-controlling interest		-	-	-	-	-	-	2,441	2,441
Transactions with controlling shareholder	9.C.b.6	-	3,540	-	-	-	3,540	-	3,540
Gain in fair value of shareholder loan	9.C.b.5	-	23,019	-	-	-	23,019	-	23,019
Total comprehensive income for the year
Net (loss)/profit for the year		-	-	-	-	(411,937)	(411,937)	17,935	(394,002)
Other comprehensive (loss)/income for the year, net of tax		-	-	(4,829)	9,056	(39)	4,188	4,891	9,079

Balance at December 31, 2016		1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016

	For the year ended December 31
	2018	2017	2016
	$ Thousands

Cash flows from operating activities
Profit/(loss) for the year	444,838	268,120	(394,002)
Adjustments:
Depreciation and amortization	30,416	178,461	172,381
Impairment/(write back) of assets and investments	4,812	(8,314)	72,263
Financing expenses, net	1,790	275,799	171,118
Share in losses of associated companies, net	105,257	109,980	185,592
Capital (gains)/losses, net *	—	(25,529)	2,534
Loss on disposal of property, plant and equipment, net	206	—	—
Net change in fair value of derivative financial instruments	1,002	—	—
(Write back)/provision of financial guarantee	(62,563)	—	130,193
Bad debt expense	—	7,866	4,896
Gain on third party investment in Qoros	(504,049)	—	—
Fair value loss on option	39,788	—	—
Write down of other payables	489	—	—
Share-based payments	1,814	957	832
Income taxes	16,244	278,447	59,334
	80,044	1,085,787	405,141
Change in inventories	—	1,291	(40,076)
Change in trade and other receivables	9,192	(62,436)	(68,634)
Change in trade and other payables	(35,311)	(568,364)	22,835
Change in provisions and employee benefits	—	2,021	(41,243)
Cash generated from operating activities	53,925	458,299	278,023
Income taxes paid, net	(1,546)	(66,830)	(116,429)
Dividends received from investments in associates	—	382	743
Net cash provided by operating activities	52,379	391,851	162,337

* Mainly relate to (gains)/losses from disposal of property, plant and equipment.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2018, 2017 and 2016

For the year ended December 31,
2018	2017	2016
Note	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	66	4,727	426
Short-term deposits and loans, net	(28,511)	(4,876)	222,451
Investment in long-term deposits, net	(13,560)	—	—
Cash paid for businesses purchased, less cash acquired	—	—	(206,059)
Cash paid for asset acquisition, less cash acquired	(2,344)	—	—
Sale of subsidiaries - Latin America and Caribbean businesses, net of cash disposed off	27	—	792,585	—
Income tax paid	(169,845)	—	—
Sale of Colombian assets, net of cash disposed off	—	600	—
Investment in associates	(90,154)	—	(111,153)
Sale of securities held for trade and available for sale, net	—	—	17,334
Acquisition of property, plant and equipment	(69,314)	(227,601)	(280,955)
Acquisition of intangible assets	(132)	(10,412)	(9,598)
Proceeds from realization of long-term deposits	18,476	4,655	—
Interest received	12,578	6,825	6,143
Proceeds from transactions in derivatives, net	31
Proceeds from dilution of third party investment in Qoros	259,749
Payment of consideration retained	—	—	(2,204)
Receipt/(payment) to release financial guarantee	18,336	(72,278)	(36,023)
Payment of transaction cost for sale of subsidiaries	(48,759)	—	—
Energuate purchase adjustment	—	10,272	—
Insurance claim received	—	80,000	—
Net cash (used in)/provided by investing activities	(113,383)	584,497	(399,638)

Cash flows from financing activities
Dividend paid to non-controlling interests	(8,219)	(29,443)	(32,694)
Dividends paid	(100,084)	—	—
Capital distribution	(664,700)	—	—
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	—	100,478	9,468
Payment of issuance expenses related to long term debt	—	(34,391)	—
Payment of consent fee	—	(4,547)	—
Receipt of long-term loans and issuance of debentures	33,762	1,938,877	799,481
Repayment of long-term loans and debentures	(376,412)	(1,506,553)	(444,976)
Short-term credit from banks and others, net	(77,073)	(126,287)	(5,477)
Payment of swap unwinding and early repayment fee	—	(46,966)	—
Purchase of non-controlling interest	—	(13,805)	—
Interest paid	(24,875)	(180,242)	(151,241)
Net cash (used in)/provided by financing activities	(1,217,601)	97,121	174,561

(Decrease)/increase in cash and cash equivalents	(1,278,605)	1,073,469	(62,740)
Cash and cash equivalents at beginning of the year	1,417,388	326,635	383,953
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(7,660)	17,284	5,422
Cash and cash equivalents at end of the year	131,123	1,417,388	326,635

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

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

In December 2017, Kenon, through its wholly-owned subsidiary Inkia Energy Limited (“Inkia”), sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations. Associated results of operations are separately reported for all periods presented. See Note 28 for further information.

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

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 8, 2019.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Deferred tax assets and liabilities
•	Provisions
•	Assets and liabilities in respect of employee benefits
•	Investments in associates
•	Qoros put option

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

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

1.	Recoverable amount of non-financial assets and Cash Generating Units

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

2.	Fair value of derivative financial instruments (including Qoros put option)

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

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

3.	Business Combinations

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

4.	Contingent Liabilities

From time to time, the Group is involved in routine litigation that arises in the ordinary course of business. Provisions for litigation are recognized as set out in Note 3(N). Contingent liabilities for litigation and other claims do not result in provisions, but are disclosed in Note 19. The outcomes of legal proceedings with the Group are subjected to significant uncertainty and changes in factors impacting management’s assessments could materially impact the consolidated financial statements.

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

Commencing on January 1, 2018, the Group implemented the new accounting standards and amendments as described below:

(1)	IFRS 9 (2014), Financial Instruments

i) The accounting for financial assets before January 1, 2018 are as follows:

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit and loss, held-to-maturity financial assets, loans and receivables and held-for-sale financial assets.

The Group classifies non- financial liabilities into the other financial liabilities categories.
a)	Non-derivative financial assets and financial liabilities - recognition and de-recognition

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

b)	Non-derivative financial assets – measurement

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

Held-for-sale financial assets
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

Note 3 – Significant Accounting Policies (Cont’d)

c)	Non-derivative financial liabilities - Measurement

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

d)	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

e)	Cash flow hedges

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

f)	Financial guarantees

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

ii) Commencing in the first quarter of 2018, the Group implemented IFRS 9 (2014), Financial Instruments (in this section: “the Standard” or “IFRS 9”), which supersedes IAS 39, Financial Instruments: Recognition and Measurement (in this section: “IAS 39”). The Group has elected to implement the Standard as from January 1, 2018, without adjustment of the comparative figures.

All financial instruments that under IAS 39 had been allocated to the loans and receivables measurement group, have been reallocated to the amortized cost measurement group pursuant to the provisions of IFRS 9. The first-time implementation of IFRS 9 did not have a material effect on the opening balances of retained earnings and other equity components.

Presented below are the principal changes in the accounting policy following the implementing of the Standard, commencing on January 1, 2018:

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset or a financial liability are initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the price of the related transaction. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Note 3 – Significant Accounting Policies (Cont’d)

Financial assets - subsequent classification and measurement

On initial recognition, financial assets are classified to measurement at amortized cost.

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at fair value through profit or loss:

-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and

-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

Financial assets at amortized cost

In subsequent periods, these assets are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

b)	Financial assets at fair value through profit or loss

In subsequent periods, these assets are measured at fair value. Net gains and losses are carried to profit or loss.

Financial liabilities - classification, subsequent measurement and gains and losses

Financial liabilities are classified to measurement at amortized cost or at fair value through profit or loss. Financial liabilities at fair value through profit or loss are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or when it is discharged or canceled. Additionally, a significant amendment of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms, between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any other non-cash assets transferred or liabilities assumed), is recognized in profit or loss. In the event of a non-material modification of terms (or exchange of debt instruments), the new cash flows are discounted at the original effective interest rate and the difference between the present value of financial liability under the new terms and the present value of the original financial liability is recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:

-       Contract assets (as defined in IFRS 15).

-       Financial assets measured at amortized cost.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, contract assets and receivables on a lease at an amount that is equal to the credit losses expected over the life of the instrument.

In assessing whether the credit risk of a financial asset has significantly increased since initial recognition and in assessing expected credit losses, the Group takes into consideration information that is reasonable and verifiable, relevant and attainable at no excessive cost or effort. Such information comprises quantitative and qualitative information, as well as an analysis, based on the past experience of the Group and the reported credit assessment, and contains forward-looking information.

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition whenever contractual payments are more than 30 days in arrears.

The Group considers a financial asset to be in default if:

-	It is not probable that the borrower will fully meet its payment obligations to the Company, and the Company has no right to perform actions such as the realization of collaterals (if any); or

-	The contractual payments in respect of the financial asset are more than 90 days in arrears.

The Group considers a debt instrument as having a low credit risk if its credit risk coincides with the global structured definition of “investment rating”.

The credit losses expected over the life of the instrument are expected credit losses arising from all potential default events throughout the life of the financial instrument.

Expected credit losses in a 12-month period are the portion of the expected credit losses arising from potential default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events that adversely affect the future cash flows estimated for such financial asset.

Note 3 – Significant Accounting Policies (Cont’d)

Presentation of impairment

A provision for expected credit losses in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

The provision for expected credit losses in respect of investments in debt instruments that are measured at fair value through other comprehensive income is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

Impairment losses in respect of trade and other receivable, including contract assets, are presented separately in the statements of profit or loss and other comprehensive income. Impairment losses in respect of other financial assets are presented under financing expenses.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

Hedge accounting

As of December 31, 2018, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

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

Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods, a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under IFRS 9 Financial Instruments and subsequently amortized in accordance with the guidelines of IFRS 15 Revenue from Contracts with Customers. Any resulting adjustment of the liability is recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Group has implemented for the first time International Financial Reporting Standard No. 15 (in this section: “IFRS 15” or “the Standard”), which sets out guidelines for revenue recognition.

The Group has elected to implement the Standard using the catch-up approach, with an adjustment of the balance of retained earnings as of January 1, 2018, and without restatement of the comparative figures. The first-time implementation of the Standard did not have a material cumulative effect on the financial statements as of January 1, 2018. Thus, no adjustment was made.

The Standard presents a new five-step model for the recognition of revenue from contracts with customers:

(1)       Identifying the contract with the customer.

(2)       Identifying separate performance obligations in the contract.

(3)       Determining the transaction price.

(4)       Allocating the transaction price to separate performance obligations.

(5)       Recognizing revenue when the performance obligations are satisfied.

Presented in Note 3(O) are the principals of the new accounting policy for revenue recognition, as applied following the adoption of IFRS 15, commencing on January 1, 2018.

(3)	IFRIC 22, Foreign Currency Transactions and Advance Consideration

The Interpretation determines that the date of the transaction, for the purpose of determining the exchange rate in recognizing a foreign-currency transaction involving advances, is the date of initial recognition by the Group of the non-monetary asset/liability in respect of the advance. If there are multiple payments or receipts in advance, the Group will establish a date of transaction for each payment/receipt.

The Interpretation was applied prospectively.

B.	Basis for consolidation/ combination

(1)	Business combinations

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

The Company has no interest in structured entities as of December 31, 2018, 2017 and 2016.

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

Note 3 – Significant Accounting Policies (Cont’d)

C.	Foreign currency

(1)	Foreign currency transactions

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at average exchange rates over the relevant period.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

 The following useful lives shown on an average basis are applied across the Group:

Years
Land, roads and buildings	30
Installations, machinery and equipment	5 – 25
Dams	18 – 80
Office furniture, motor vehicles and other equipment	3 – 16
Computer	3
Leasehold improvements (*)	3 – 30

   * The shorter of the lease term and useful life

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

F.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Software	Software acquired by the Group and have a finite useful life are measured at cost less accumulated amortization and any accumulated impairment losses.
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

The estimated useful lives for current and comparative year are as follows:

•	Concessions	33 years*

•	Customer relationships	1-12 years

•	Software	3-10 years

•	Others	5-27 years

 * The concessions are amortized over the remaining life of the licenses from the date of the business combination.

 Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

G.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

Note 3 – Significant Accounting Policies (Cont’d)

H.	Service Concession arrangements

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

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with IAS 16 Property, plant and equipment.

I.	Leases

(1)	Leased assets

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

J.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

K.	Borrowing costs

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

Note 3 – Significant Accounting Policies (Cont’d)

L.	Impairment of non-financial assets

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

M.	Employee benefits

(1)	Short-term employee benefits

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

N.	Provisions

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

O.	Revenue recognition

Revenue from electricity

Accounting policy applied commencing from January 1, 2018

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Group’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (IEC).

Identification of the contract

The Group treats a contract with a customer only where all of the following conditions are fulfilled:

(A)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying their obligations thereunder;

(B)	The Group is able to identify the rights of each party in relation to the goods or services that are to be transferred;

(C)	The Group is able to identify the payment terms for the goods or services that are to be transferred;

(D)	The contract has commercial substance (i.e., the entity’s risk, timing and amount of future cash flows are expected to change as a result of the contract); and

(E)	It is probable that the consideration to which the Group is entitled to in exchange for the goods or services transferred to the customer will be collected.

For purposes of Paragraph (E) the Group examines, among other things, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

Combination of contracts

The Group combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

Note 3 – Significant Accounting Policies (Cont’d)

(A)	Negotiations were held on the contracts as one package with a single commercial purpose;

(B)	The amount of the consideration in one contract depends on the price or performance of a different contract; or

(C)	The goods or services promised in the contracts (or certain goods or services promised in each one of the contracts) constitute a single performance obligation.

Identification of performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(A)	Goods or services (or a bundle of goods or services) that are distinct; or

(B)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

In the area of sales of electricity, as part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, credits, price concessions, incentives, penalties, claims and disputes and contract modifications where the consideration in their respect has not yet been agreed to by the parties.

The Group includes the amount of the variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer.

Contract costs

Incremental costs of obtaining a contract with a customer, such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Note 3 – Significant Accounting Policies (Cont’d)

Costs incurred to fulfill a contract with a customer and that are not covered by another standard are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense as incurred.

Capitalized costs are amortized in the statement of income on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

In every reporting period, the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in the statement of income.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Group continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

Accounting policy applied in periods prior to January 1, 2018

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues from the sale of electricity are recognized in the period in which the sale occurs. The Company’s revenues are primarily from sale of electricity to private customers and to Israel Electric Company.

Note 3 – Significant Accounting Policies (Cont’d)

P.	Government grants

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

Q.	Deposits received from consumers

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

R.	Energy purchase

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

S.	Financing income and expenses

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

The Group’s finance income and finance costs include:

•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of held-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

T.	Income taxes

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

Note 3 – Significant Accounting Policies (Cont’d)

U.	Earnings per share

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

V.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

W.	Discontinued operations

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

In the cash flow, the net proceeds from discontinued operations is disclosed in a separate line. The changes based on operating, investing and financing activities are reported in Note 27.

X.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has two reportable segments in 2018, which are OPC segment and Quantum segment.  In addition to the segments detailed above, the Group has other activities, such as a shipping services and renewable energy businesses categorized as Other.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items. Qoros is an associated company of the Group and the CODM evaluates the performance of Qoros based on the share of profit/loss in Quantum.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining of the information to be presented on a geographic basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

The segment information were restated to only present results from continuing operations following the discontinued operations.

Y.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

Note 3 – Significant Accounting Policies (Cont’d)

Z.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2019, and have not been applied in preparing these consolidated financial statements. The impact on the consolidated financial statements of the Group is described below:

1)
International Financial Reporting Standard IFRS 16 “Leases” – The standard replaces IAS 17 – Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date. The Group examined the expected effects of the implementation of the Standard, and the Standard is not expected to have a material impact on the financial statements.

2)	International Accounting Standard IAS 28 “Investments in Associates and Joint Ventures” – The amendment clarifies that:

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

The Group examined the expected effects of the implementation of the Standard, and the Standard is not expected to have a material impact on the financial statements.

Note 4 – Determination of Fair Value

A.	Business Combinations

The Group measures the value of the acquired assets, liabilities, and contingent liabilities considering the fair value basis from the date on which the Group took control. The criteria considered to measure the fair value of the main items were the following:

•	Fixed assets were valued considering the market value provided by an appraiser;
•	Intangibles consider the valuation of Concessions;
•	Deferred taxes were valued based on the temporary differences between the accounting and tax basis of the business combination;
•	Non-controlling interests were measured as a proportional basis of the net assets identified on the acquisition date
•	Intangibles consider the valuation of its Power Purchase Agreements (PPAs); and,
•	Contingent liabilities were determined over the average probability established by third party legal processes.

B.	Cash Generating Unit for impairment testing

See Note 14.C.

C.	Derivatives and Qoros put option

See Note 30 regarding “Financial Instruments”.

D.	Non-derivative financial liabilities

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

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2018	2017
	$ Thousands
Cash in banks	72,074	1,313,710
Time deposits	59,049	103,678
	131,123	1,417,388

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 30 “Financial Instruments”.

 Note 6 – Short-Term Investments and Deposits

	As at December 31,
	2018	2017
	$ Thousands
Restricted cash and short-term deposits (1)	49,881	7,085
Others	57	59
	49,938	7,144

(1)	Balance as at December 31, 2018 includes approximately $22 million held in escrow in relation to the Tamar dispute (Refer to Note 19.A.a).

Note 7 – Trade Receivables

	As at December 31,
	2018	2017
	$ Thousands
Trade receivables	35,548	44,137

The Group’s exposure to credit risk is detailed in Note 30 “Financial Instruments”.

Note 8 – Other Current Assets, Including Derivative Instruments

	As at December 31,
	2018	2017
	$ Thousands
Advances to suppliers	827	673
Prepaid expenses	1,740	1,818
Qoros put option (1)	24,435	-
Derivative instruments	726	1,471
Government agencies	5,362	7,408
Contingent consideration (2)	4,500	18,004
Other receivables	3,924	6,378
	41,514	35,752

(1)	Refer to Note 9.C.b.2.

(2)	This represents contingent consideration receivable from ISQ as a part of the transaction described in Note 27.

Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros*
	As at December 31,
	2018	2017	2018	2017
	$ Thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	24%	50%

Current assets	746,636	579,595	724,697	235,237
Non-current assets	1,079,501	1,222,743	1,188,996	1,259,762
Current liabilities	(932,969)	(686,693)	(939,950)	(804,062)
Non-current liabilities	(1,117,180)	(1,209,137)	(534,720)	(870,192)
Non-controlling interests	(6,282)	(6,509)	-	-
Total net (liabilities)/assets attributable to the Group	(230,294)	(100,001)	439,023	(179,255)

Share of Group in net (liabilities)/assets	(73,694)	(32,000)	105,366	(89,627)
Adjustments:
Write back of assets and investments	-	28,758	-	-
Currency translation	-	-	33,818	-
Excess cost	165,290	123,242	-	-
Loans	-	-	-	61,645
Financial guarantee	-	-	-	29,676
Book value of investment	91,596	120,000	139,184	1,694

Assets held for sale	-	-	69,592	-
Investment in associated companies	91,596	120,000	69,592	1,694

*
Qoros is an associated company (See Note 9.C.b). The current assets include cash and cash equivalent of $149 million (2017: $12 million). The current and non-current liabilities excluding trade and other payables and provisions amount to $766 million (2017: $1 billion).

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Qoros*
	For the year ended December 31,
	2018	2017	2016	2018	2017	2016
	$ Thousands

Revenue	3,247,864	2,978,291	2,539,296	811,997	280,079	377,456

(Loss) / income **	(125,653)	6,235	(168,290)	(330,023)	(242,395)	(285,069)

Other comprehensive (loss) / income **	(6,057)	(3,871)	(12,351)	(23)	31	7

Total comprehensive (loss) / income	(131,710)	2,364	(180,641)	(330,046)	(242,364)	(285,062)

Kenon’s share of comprehensive
(loss) / income	(42,147)	756	(57,805)	(79,211)	(121,182)	(142,531)

Adjustments	13,290	8,538	9,856	873	(16)	(3)

Kenon’s share of comprehensive
(loss) / income presented in the books	(28,857)	9,294	(47,949)	(78,338)	(121,198)	(142,534)

*
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2018 were $129 million, $5 million, $42 million and $142 thousand (2017: $102 million, $2 million, $50 million and $14 thousand; 2016: $119 million, $2 million, $63 million and $37 thousand) respectively.

**	Excludes portion attributable to non-controlling interest.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Associated companies that are individually immaterial

	Associated Companies
	As at December 31,
	2018	2017	2016
	$ Thousands
Book value of investments as at December 31	-	-	8,897

C.	Additional information

a.	ZIM

1.
The container shipping industry is dynamic and volatile and has been marked in recent years by instability, which is characterized by a large supply-demand gap and an increase in vessel capacity. In addition, the container shipping market has experienced significant consodoliation as carriers look for operational savings that will improve efficiency and margins. This situation combined with the increase in tariffs and trade tensions between the U.S. and China and other countries have impacted the global trade environment. Bunker prices have increased substantially since reaching historical low levels in January 2016 (excluding a decrease which began in November 2018), while freight rates have decreased since the end of 2017. By the end of 2018, freight rates started to recover in most trades, while bunker prices continued to increase.

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

As of December 31, 2018 ZIM’s total equity amounted to a negative balance of $224 million (compared to negative balance of $93 million as of December 31, 2017) and its working capital amounted to a negative balance of $186 million (compared to negative balance of $107 million as of December 31, 2017).

During the year ended December 31, 2018, ZIM recorded operating loss of $29 million (compared to operating profit of $135 million during the year ended December 31, 2017 and operating loss of $52 million during the year ended December 31, 2016) and net loss of $120 million (compared to net profit of $11 million during the year ended December 31, 2017 and net loss of $164 million during the year ended December 31, 2016).

As at December 31, 2018, ZIM complies with its financial covenants as amended (see below), ZIM’s liquidity amounts to $187 million (Minimum Liquidity required is $125 million).

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

3)
ZIM granted security related to its rights and interests deriving from certain of its receivables, for securing the repayment of the Deferred Amounts (using a similar receivable-backed facility as described in No). The balance of the secured Deferred Amounts as of December 31, 2018 amounted to $58 million.

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

Note 9 – Investment in Associated Companies (Cont’d)

(a)	ZIM obtained amendments to its financial covenants in 2018. Below are the current financial covenants of ZIM:

1)
Fixed Charge Cover ratio – During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Fixed Charge Cover ratio requirements are waived. In the following periods, the required ratio will be 0.90:1 and will remain at that level thereafter.

2)
Total Leverage ratio - During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Total Leverage ratio requirements are waived. In the following periods, the required ratio will be 9.00:1 and will remain at that level thereafter.

3)
Minimum Liquidity - This covenant was amended as from March 31, 2016 to include all cash and cash equivalents available to ZIM without any restrictions. In addition, during 2016 and through (and including) September 30, 2016 ZIM was required to stand a minimum liquidity of $150 million. Starting December 31, 2016 the minimum Liquidity required is reinstated at $125 million.

ZIM obtained additional waivers from its creditors for compliance with certain covenants in July 2018 (except for the minimum liquidity requirement, which continues to apply) and is required to comply with these covenants beginning in March 2020, and repay the deferred amounts on a straight line basis, during a period of up to 36 months, ending on December 31, 2020. As at December 31, 2018, ZIM is in compliance with its financial covenants. According to these consolidated Financial Statements, ZIM’s liquidity amounts to $187 million (Minimum Liquidity required is $125 million).

ZIM’s financial position, liquidity and the risk of deviation from financial covenants depend on the recovery of the shipping industry and especially the freight rates. Current economic conditions make forecasting difficult, and there is possibility that actual performance may be materially different from Management plans and expectations.

In the opinion of ZIM’s management and its Board of Directors, the updated forecast and the abovementioned actions with regards to rescheduling of payments and covenants amendments and waivers described above, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months following the balance sheet date.

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

For the year ended December 31, 2016, Kenon recognized an impairment loss of $72 million in relation to its carrying value of ZIM. Based on a valuation performed at the end of 2017, Kenon recorded an impairment write-back of $29 million, bringing the carrying value of ZIM as at December 31, 2017 to $120 million. As at December 31, 2018, Kenon did not identify any impairment indicators in relation to its carrying value in ZIM and hence no valuation analysis was performed and no additional impairment was recognized.

As of December 31, 2018, due to commercial and cost-benefit considerations, ZIM designated certain vessels, to be sold or scraped. Accordingly, ZIM classified such vessels as held for sale, measured per their scrap value, further to a recording of an impairment in an amount of $38 million in their books). In addition and further to an agreement concluded in December 2018, with respect to the sale of containers for a net consideration of $20 million, ZIM classified the related containers as held for sale.

1.
During 2016, ZIM sold a portion of its holdings in an associated company and ceased to have significant influence over such investee. ZIM recognized a disposal gain in an amount of $16 million, Kenon's share of the disposal gain is $5 million and is recognized in share of net income and losses from associated companies.

2.	During 2017 and 2018, ZIM did not sell any of its holdings.

Note 9 – Investment in Associated Companies (Cont’d)

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.
As at December 31, 2018, the Group holds a 24% equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”),. Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% equity interest and, following the transaction detailed below, the remaining 51% interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

In January 2019, Kenon further announced that it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the New Qoros Investor, giving the latter a 63% equity interest in Qoros on completion. Chery’s equity interest in Qoros will remain at 25%, and Quantum’s equity interest in Qoros will be reduced to 12% (see Note 31.1.A).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $501 million); this was part of an investment structure to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion ($260 million) from the dilution.

In July 2018, the relevant authorities in China approved the completion of a capital increase in Qoros of RMB 6.5 billion (approximately $932 million) including the conversion of existing shareholder loans owing from Qoros in the principal amount of RMB 944 million (approximately $143 million) to each of Kenon and Chery. Qoros’ shareholders (including the New Qoros Investor) have invested a total of RMB 6.5 billion (approximately $982 million) in Qoros’ equity in proportion to their post-investment equity ownership to finalise the capital increase. The New Qoros Investor has advanced their proportionate share totaling RMB 3.315 billion (approximately $501 million) directly to Qoros. As a result, all funds for the investment, totaling RMB 6.63 billion (approximately $1,002 million) have now been advanced by the New Qoros Investor. In August 2018, Kenon used RMB 0.62 billion (approximately $90 million) of the proceeds they received from the sale of their Qoros interests to partially fund their portion of the investment in Qoros together with the conversion of RMB 0.94 billion (approximately $137 million) of existing shareholder loans. The transaction did not involve any new money invested from Kenon and Kenon has no remaining obligations to Qoros.

As part of the Investment Agreement, Kenon has a put option to sell its remaining interest in Qoros to the New Qoros Investor for total consideration of RMB 3.12 billion (approximately $454 million), exercisable in two stages. The New Qoros Investor has an option exercisable over the next two years to increase its stake to 67% by investing further directly into Qoros.

As a result of the transaction, Kenon recognized a gain on third party investment in Qoros of approximately $504 million for the year ended December 31, 2018. The gain includes recognition of Kenon’s put option in relation to Qoros which was initially valued at approximately $130 million. It was subsequently reduced by approximately $40 million to approximately $90 million as a result of fair value assessment at December 31, 2018 (the put option is presented in the accompanying balance sheet under other current assets, including derivative instruments and non-current deposits, loans and other receivables, including derivative instruments).

3.	As at December 31, 2018, Kenon’s investment in Qoros amounts to $139.2 million (2017: $1.7 million).

4.
Qoros incurred a net loss of RMB2.2 billion (approximately $332 million) in 2018 and had net current liabilities of approximately RMB 1.5 billion (approximately $215 million) for the year ended December 31, 2018, (RMB 1.4 billion (approximately $211 million) and RMB 3.7 billion (approximately $555 million) as of December 31, 2017 and RMB 1.9 billion (approximately $284 million) and RMB 3.57 billion (approximately $515 million) as of December 31, 2016 respectively).

Qoros has given careful consideration to the future of its liquidity. With its available sources of finance and the addition of the New Strategic Partner, Qoros believes it will have sufficient financial resources to continue as a going concern for the next twelve months.

Note 9 – Investment in Associated Companies (Cont’d)

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

Following the transaction with the New Qoros Investor and the conversion of Quantum’s shareholder loans in Qoros to equity as described above, the Ansonia loans were fully repaid in August 2018.

6.	Financial Guarantees Provision and Releases

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion ($242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion ($482 million). In November 2015, Kenon provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of this loan thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee.  As a result, if Qoros is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. The fair value of the guarantee has been recorded in the financial statements.

b.
On May 12, 2015, Qoros signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million ($108 million) or in USD not exceeding the equivalent to RMB480 million ($78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was guaranteed by Chery and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion ($500 million). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

In relation to the above, Kenon provided back-to-back guarantees to Chery of RMB350 million (approximately $54 million) thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million ($108 million) with an interest rate of 5.39% (RMB 700 million as at December 31, 2015). The fair value of the guarantee has been recorded in the financial statements.

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

As part of the reduction of guarantee obligations in Note 9.C.b.6, Kenon has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility.

e.
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

Note 9 – Investment in Associated Companies (Cont’d)

f.
On December 25, 2016. Kenon has agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery was reduced by RMB250 million. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) were reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest) were reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

Chery agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans were used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Quantum pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding equity to meet its pledge obligations under the Qoros RMB 1.2 billion loan facility with EXIM Bank.

Kenon has been informed that, in order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder has given certain undertakings to Chery with respect to the released guarantee obligations.

g.
On March 10, 2017, Kenon announced that it had agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which releases Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

On March 10, 2017, Kenon transferred RMB388.5 million (approximately $57 million) ("First Tranche Loans") to Qoros in relation to a reduction of RMB425 million (approximately $64 million) of Kenon's back-to-back guarantee obligations to Chery, including related interest and fees; the provision of the Second Tranche Loans was at Kenon's discretion.

As part of the First Tranche Loans, in relation to 50% reduction of the guarantee, Kenon funded 50% of such loans for Kenon and 50% on behalf of Chery. The proceeds of the First Tranche Loans were used to support Qoros' ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles. The transactions enabled Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

On April 25, 2017, Kenon funded RMB100 million (approximately $16 million) as part of the remaining provision of RMB388.5 million to Qoros (the “Second Tranche Loans”) on similar terms in connection with the remaining RMB425 million reduction in its back-to-back guarantees.

In the event that Chery's obligations under its guarantees are reduced, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

Following completion of the transaction with the New Qoros Investor in 2018, the New Qoros Investor was required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on the changes to its equity ownership. As a result, Chery returned approximately RMB119 million (approximately $18 million) to Kenon in relation to loans previously provided by Kenon on Chery’s behalf (see above).

As at December 31, 2017, Kenon’s remaining liability under its guarantee obligations totals RMB320 million in respect of RMB288.5 million (approximately $44 million) principal amount of debt. As at December 31, 2018, all provisions related to financial guarantees have been released. This is a result of Kenon’s assessment that, following the investment into Qoros by the New Qoros Investor, the likelihood of future cash payments in relation to the guarantees is now not probable.

Note 9 – Investment in Associated Companies (Cont’d)

Set forth below is an overview of the financial guarantees provided by Kenon as described above:

Date	Description	Amount (US$ million)
June 2016	Provision in respect of Kenon’s “back-to-back” guarantee obligations to Chery (See Note 9.C.b.6.e)	160
December 2016	Shareholder loan to Qoros (See Note 9.C.b.6.f)	(36)
March 2017	Transfer of First Tranche Loans (See Note 9.C.b.6.f)	(64)
April 2017	Transfer of Second Tranche Loans (See Note 9.C.b.6.g)	(16)
January 2018	Release of remaining financial guarantees (See Note 9.C.b.6.g)	(44)
December 2018	Year end balance	-

In addition, as at December 31, 2018, Quantum has pledged approximately 1% of the equity of Qoros to Chery in relation to the back-to-back guarantees, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases. Quantum has also pledged approximately 11% of the equity of Qoros in relation to Qoros’ RMB1.2 billion loan facility.

7.	Business Plans

As at December 31, 2017 and December 31, 2018, Kenon concluded that the recoverable amount of its CGU, based on the 3rd-party transactions with the New Qoros Investor (see Note 9.C.b.2 and Note 31.1.A), was higher than the combined carrying value of the investment in Qoros (2017 and 2018) and the put option (2018 only). The recoverable amount was determined based on fair value of Qoros’ assets less the costs of disposal. Therefore, no impairment was recognized in Qoros’ December 31, 2017 and December 31, 2018 financial statements in respect of its CGU.

D.	Details regarding dividends received from associated companies

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
From associated companies	-	382	743

E.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 9 – Investment in Associated Companies (Cont’d)

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

On July 14, 2014 the State and ZIM reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: the State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

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

F.	Assets held for sale

On January 8, 2019, Kenon announced that it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the New Qoros Investor in Qoros for a purchase price of RMB1,560 million (approximately $227 million), which is based on the same post-investment valuation as the initial investment by the New Qoros Investor in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the New Qoros Investor in Qoros will hold 63% and Chery will own 25%. Kenon’s equity interest in Qoros being sold as per the agreement mentioned above is shown in the balance sheet at its carrying value (equity accounted) under Assets held for sale. Refer to Note 31.1.A for more details.

Note 10 – Subsidiaries

A.	Investments

1.	O.P.C. Energy Ltd. (formerly part of the I.C. Power Ltd group)

a.	Acquisition of Tzomet Energy Ltd. (“Tzomet”)

In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet, which is developing a natural gas-fired power station in Israel with a capacity of approximately 396 MW. The total consideration for the acquisition is estimated at approximately $23 million, subject to adjustments and milestones. On March 7, 2018, the transaction completion date, OPC paid an amount of $3.65 million. Later in March 2018, an additional $3.65 million was paid while the balance of $15.8 million will be paid on Tzomet’s financial closing date. Tzomet assets have been included within OPC’s property, pland and equipment as it is an asset acquisition.

Subsequent to the year end, an outline was determined for the expansion of the activities of the group to which OPC belongs (“the Idan Ofer Group”) in the area of generation of electricity from an economy-wide business concentration perspective. See Note 31.2.A.

Also subsequent to the date of the report, on January 3, 2019, OPC signed an agreement with the private shareholders in Tzomet, for which a trustee holds 5% of Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers will sell their shares in Tzomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones.

The aggregate consideration to be paid by OPC for the Shares Being Sold is NIS 27 million (approximately $7 million), and it is to be paid in installments against a proportionate transfer of the Shares Being Sold to the Company on every payment date and subject to fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the first payment is to be made, in the amount of NIS 1.5 million (approximately $400 thousand). The balance of the consideration is to be paid in two installments (against transfer of the balance of the Shares Being Sold, as stated), subject to fulfillment of the milestones in the Tzomet project, where most of the consideration, in the amount of NIS 21 million (approximately $5.6 million), is to be paid upon completion of the financial closing (if and when completed).

The Tzomet project is subject to preconditions that have not yet been fulfilled, including approval of a generation license from the Electricity Authority and assurance of the ability to output electricity from the project site and maintenance (reservation) of a position in the network (electricity grid) at the time required for execution of the project. In addition, completion of the Tzomet project is subject to completion of a financial closing by the date required, among other things, by force of Regulation 914, which as at the date of this Report is January 2020. OPC is continuing to take action in order to fulfill the conditions along with execution of other activities – this being for purposes of advancing the Tzomet project toward a financial closing, however there is no certainty that the Tzomet project will ultimately be completed, and that stated is contingent on, among other things, factors not under OPC’s control. Subsequent to the year end, the Electricity Authority published its decision to grant Tzomet a new conditional licence. See Note 31.2.A for more details.

2.	I.C. Green Energy Ltd (I.C. Green)

a.
As of December 31, 2018, I.C. Green held 90.85% of the shares of Primus Green Energy Inc. (“PGE”). In 2017 I.C. Green granted PGE additional $7.4 million as convertible bridge financing agreement. All of the convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $35 million with interest of 7% annually. During 2018, I.C. Green granted PGE additional $7 million with interest of 2% annually.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries in 2018, 2017 and 2016 that has material NCI:

	As at and for the year ended December 31,
	2018	2017	2016*
	OPC Energy Ltd.	OPC Energy Ltd.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	$ Thousands
NCI percentage **	32.23%	34.82%	25.10%	35.42%	25.10%	25.10%
Current assets	184,211	204,461	75,485	41,630	108,246	53,843
Non-current assets	720,469	736,123	380,947	144,313	611,928	949,440
Current liabilities	(77,792)	(99,441)	(73,846)	(26,053)	(55,323)	(85,935)
Non-current liabilities	(624,570)	(667,996)	(311,030)	(100,834)	(511,277)	(618,219)
Net assets	202,318	173,147	71,556	59,056	153,574	299,129
Carrying amount of NCI	65,215	60,290	17,961	20,918	38,547	75,081

Revenues	363,262	365,395	40,000	90,017	438,475	49,646
Profit	26,266	15,934	548	7,511	35,820	9
Other comprehensive (loss)/income	(14,280)	8,514	4,825	—	—	10,449
Profit attributable to NCI	11,396	8,323	138	2,660	8,991	2
OCI attributable to NCI	(4,554)	3,686	1,211	—	—	2,623
Cash flows from operating activities	85,581	110,290	(1,276)	17,737	114,838	25,629
Cash flows from investing activities	(102,080)	(154,194)	(60,468)	(931)	(16,082)	(69,372)
Cash flows from financing activities excluding dividends paid to non-controlling interests	(34,474)	165,107	—	(4,004)	(16,943)	—
Dividends paid to non-controlling interests	—	(4,159)	47,088	(26,440)	(88,911)	62,823
Effect of changes in the exchange rate on cash and cash equivalents	(7,570)	7,126	373	(348)	198	369
Net (decrease)/increase in cash and cash equivalents	(58,543)	124,170	(14,283)	(13,986)	(6,900)	19,449

* These entities are discontinued operations in 2017.
** The NCI percentage represents the effective NCI of the Group.

Note 11 – Deposits, Loans and Other Receivables, including Derivative Instruments

Composition:

	As at December 31,
	2018	2017
	$ Thousands
Deposits in banks and others – restricted cash	48,640	54,300
Long-term trade receivable	1,067	-
Qoros put option (1)	65,668	-
Deferred expenses, net (2)	18,786	21,412
Contract asset	3,720	747
Other receivables (3)	2,142	30,258
	140,023	106,717

(1)	Refer to Note 9.C.b.2.
(2)	Mainly relates to deferred expenses, net from OPC.
(3)	Mainly from discontinued operations.

Note 12 – Deferred Payment Receivable

	As at December 31,
	2018	2017
	$ Thousands
Deferred payment receivable	189,166	175,000

As part of the sale of IC Power’s Latin America businesses, proceeds from ISQ include a four-year deferred payment obligation accruing 8% interest per annum, payable in kind. The Group has performed an assessment and concluded that no expected credit loss provision is required.

Note 13 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2018
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements	42,789	4,188	(188)	(3,266)	43,523
Installations, machinery and equipment	499,431	22,388	(17,990)	(36,942)	466,887
Office furniture, equipment and motor vehicles	5,568	9,294	(2,242)	1,548	14,168
	547,788	35,870	(20,420)	(38,660)	524,578
Plants under construction	164,619	59,531	-	(17,002)	207,148
Spare parts for installations	13,390	5,007	(829)	(1,171)	16,397
	725,797	100,408	(21,249)	(56,833)	748,123

Accumulated depreciation
Land, roads, buildings and leasehold improvements	7,293	1,671	(188)	(514)	8,262
Installations, machinery and equipment	100,833	27,800	(17,970)	(7,483)	103,180
Office furniture, equipment and motor vehicles	1,507	562	(348)	(128)	1,593
	109,633	30,033	(18,506)	(8,125)	113,035

Balance as at December 31, 2018	616,164	70,375	(2,743)	(48,708)	635,088

Note 13 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2017
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Sale of subsidiaries*	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements	1,041,723	4,139	(1,615)	4,167	(1,005,625)	42,789
Installations, machinery and equipment	2,445,579	68,410	(70,142)	49,825	(1,994,241)	499,431
Dams	164,469	105	(5)	-	(164,569)	-
Office furniture, equipment and motor vehicles	455,352	43,744	(4,954)	11,589	(500,163)	5,568
	4,107,123	116,398	(76,716)	65,581	(3,664,598)	547,788
Plants under construction	131,178	109,709	(15)	9,356	(85,609)	164,619
Spare parts for installations	68,854	4,364	(186)	1,487	(61,129)	13,390
	4,307,155	230,471	(76,917)	76,424	(3,811,336)	725,797

Accumulated depreciation
Land, roads, buildings and leasehold improvements	83,737	20,523	(807)	530	(96,690)	7,293
Installations, machinery and equipment	637,794	112,416	(13,466)	8,547	(644,458)	100,833
Dams	48,385	8,097	(250)	-	(56,232)	-
Office furniture, equipment and motor vehicles	39,939	23,824	(1,307)	484	(61,433)	1,507
	809,855	164,860	(15,830)	9,561	(858,813)	109,633

Balance as at December 31, 2017	3,497,300	65,611	(61,087)	66,863	(2,952,523)	616,164

*	This amount includes impairment as a result of the sale of Colombian assets. The Group recorded the impairment in cost of sales of $10 million

B.	Net carrying values

	As at December 31,
	2018	2017
	$ Thousands
Land, roads, buildings and leasehold improvements	35,261	35,496
Installations, machinery and equipment	363,707	398,598
Office furniture, equipment and motor vehicles	12,575	4,061
Plants under construction	207,148	164,619
Spare parts for installations	16,397	13,390
	635,088	616,164

Note 13 – Property, Plant and Equipment, Net (Cont’d)

C.
When there is any indication of impairment, the Group’s entities perform impairment tests for their long-lived assets using fair values less cost to sell based on independent appraisals or value in use estimations, with assumptions based on past experience and current sector forecasts, described below:

•	Discount rate is a post-tax measure based on the characteristics of each CGU.

•
Cash flow projections include specific estimates for around five years and a terminal growth rate thereafter. The terminal growth rate is determined based on management’s estimate of long-term inflation.

•	Existing power purchase agreements (PPAs) signed and existing number of customers.

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

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand – Demand forecast has taken into consideration the most probably economic performance as well as growth forecasts of different sources.

•
Technical performance – The forecast takes into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning and the distribution businesss has the required capital expenditure to expand and perform properly in order to reach the targeted quality levels.

D.	The amount of borrowing costs capitalized in 2018 was $8 million ($3 million in 2017).

E.	Fixed assets purchased on credit in 2018, 2017 and 2016 were $23 million, $5 million and $25 million respectively.

F.	The composition of depreciation expenses from continuing operations is as follows

	As at December 31,
	2018	2017
	$ Thousands
Depreciation charged to cost of sales	29,809	30,102
Depreciation charged to general, selling and administrative expenses	224	597
Depreciation charged to results	30,033	30,699

Amortization of intangibles charged to general, selling and administrative expenses	383	95
Depreciation and amortization from continuing operations	30,416	30,794

Note 14 – Intangible Assets, Net

A.	Composition:

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2018	21,914	1,153	509	23,576
Acquisitions – self development	—	162	—	162
Translation differences	(34)	(67)	(55)	(156)
Balance as at December 31, 2018	21,880	1,248	454	23,582

Amortization and impairment
Balance as at January 1, 2018	21,455	445	35	21,935
Amortization for the year	94	107	182	383
Translation differences	(4)	(28)	(10)	(42)
Balance as at December 31, 2018	21,545	524	207	22,276

Carrying value
As at January 1, 2018	459	708	474	1,641
As at December 31, 2018	335	724	247	1,306

Note 14 – Intangible Assets, Net (Con’t)

	Goodwill	Concessions licenses	Customer relationships	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2017	117,550	189,351	41,074	1,771	83,897	433,643
Acquisitions as part of business combinations	296	-	-	195	-	491
Acquisitions – self development	-	-	-	179	10,280	10,459
Disposals	-	-	-	-	(82)	(82)
Sale of subsidiaries	(97,167)	(189,351)	(41,074)	(1,066)	(93,842)	(422,500)
Translation differences	1,235	-	-	74	256	1,565
Balance as at December 31, 2017	21,914	-	-	1,153	509	23,576

Amortization and impairment
Balance as at January 1, 2017	21,455	5,434	20,942	1,015	8,019	56,865
Amortization for the year	-	5,759	3,970	209	2,984	12,922
Disposals	-	-	-	25	-	25
Sale of subsidiaries*	-	(11,193)	(24,912)	(804)	(11,021)	(47,930)
Translation differences	-	-	-	-	53	53
Balance as at December 31, 2017	21,455	-	-	445	35	21,935

Carrying value
As at January 1, 2017	96,095	183,917	20,132	756	75,878	376,778
As at December 31, 2017	459	-	-	708	474	1,641

*	This amount includes impairment as a result of the sale of Colombian assets. The Group recorded the impairment in cost of sales of $10 million ($3 million in Others and $7 million in Goodwill).

Note 14 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2018	2017
	$ Thousands
Intangible assets with a finite useful life	971	1,182
Intangible assets with an indefinite useful life or not yet available for use	335	459
	1,306	1,641

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment, goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. Goodwill is calculated based on the local currencies of the countries that the subsidiaries operate in and translated into US dollars at the exchange rate at the reporting date. Refer to Note 13C for assumptions used in testing impairment.

Goodwill arises from the following Group entities in OPC (cash generating unit):

	As at December 31,
	2018	2017
	$ Thousands

OPC Rotem (former AIE)	425	459
	425	459

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 30, in connection with financial instruments.

	As at December 31
	2018	2017
	$ thousands
Current liabilities
Short-term loans from banks, financial institutions and others (1)	-	317,684
	-	317,684
Current maturities of long-term liabilities:
Loans from banks, financial institutions and others	20,302	123,908
Non-convertible debentures	2,933	6,364
	23,235	130,272
Total current liabilities	23,235	447,956
Non-current liabilities
Loans from banks and financial institutions	487,759	503,785
Non-convertible debentures	75,476	84,758
Total non-current liabilities	563,235	588,543

Total liabilities	586,470	1,036,499

(1)	Balances as at December 31, 2017 mainly relate to loans from related parties (see Note 29.D).

Note 15 – Loans and Debentures (Cont’d)

A.	Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2018	2018	2017
	%	$ Thousands
Non-current liabilities (including current maturities)

Debentures
In shekels	4.45%	78,409	91,122
		78,409	91,122
Loans from financial institutions (including financing lease)
In dollars	-	-	99,964
In shekels	4.72%	508,061	527,729
		508,061	627,693

		586,470	718,815

As at December 31, 2018, all loans and debentures relate to liabilities incurred by OPC.

Long term loans from banks and others

B.
Overseas Investments Peru — On May 9, 2016, Overseas Investments Peru S.A., a 100% whole-owned subsidiary of ICP, signed a $100 million Credit Facility with Credit Suisse AG. The proceeds from this facility were fully drawn on August 31, 2016. This facility had an original maturity on November 9, 2017 bears an interest rate of 90-day Libor plus 5.00% (from the funding date to the 6-month anniversary of the funding date); 90-day Libor plus 5.75% (from one day after the 6-month anniversary to the 12-month anniversary of the funding date); and 90-day Libor plus 6.50% thereafter. On September 8, 2017, Overseas Investment Peru signed an amendment changing the final maturity date to May 9, 2019. As of December 31, 2017, the outstanding principal amount under this facility was $ 100 million. ($99.9 million, net of transaction costs) ($97 million, net of transaction costs as of December 31, 2016).

On January 3, 2018, this loan was fully repaid for a total amount of $101 million (including interest accrued).

Note 15 – Loans and Debentures (Cont’d)

C.
OPC Rotem - In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd (“Bank Leumi”) (shareholder of Kenon - 14% shareholding) for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (“OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $480 million). The loans are CPI linked and are repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031. As part of the financing agreement, OPC had certain restrictions to make distributions of dividends and repayments of shareholders’ loans, only after the third year after the completion of OPC’s power plant. On October 13, 2015, OPC and the senior lenders amended the Facility Agreement to remove this restriction.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2018 and 2017, the amount of the reserve is NIS51 million (approximately $14 million) and NIS72 million (approximately $19 million) respectively.

As of December 31, 2018 and 2017, OPC used NIS7 million (approximately $1.9 million) and NIS5 million (approximately $1.3 million), respectively from the guarantee.

Under the Facility Agreement, OPC and IC Power Asia Development Ltd (“ICPAD”) together and the non-controlling interests in Rotem ("Veridis"), issued corporate guarantees in favor of Rotem in amounts of NIS92 million (approximately $24.5 million) and NIS23 million (approximately $6.1 million), respectively.

In December 2017, an amended credit facility agreement was signed, according to which ICPAD was released from the corporate guarantee, in return for the accumulation of an additional fund in Rotem in the amount of NIS 57.5 million (approximately $15.3 million) ("the owners' guarantee fund") such that as at December 31, 2018, the corporate guarantee of OPC and Veridis amounts to NIS 72.5 million (approximately $19.3 million), according to their relative portion in holdings. The owners' guarantee fund is subject to an adjustment mechanism under which in certain coverage ratios it can reach a maximum amount of NIS115 million (approximately $31 million). The owners’ guarantee fund will accumulate in the following manner – NIS20 million (approximately $5.3 million) upon signing the amended credit agreement and the balance will accumulate over 24 months in semi-annual deposits. After the completion of the accumulation of the owners’ guarantee fund, Veridis and OPC will be released from the corporate guarantee. As at December 31, 2018, the owners’ guarantee fund amounted to NIS39 million (approximately $10.4 million).

D.
OPC Hadera - In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million  in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility. In December 2017, Bank Discount assigned to Clal Pension and Provident Ltd. and Atudot Pension Fund for Salaried Employees and Self-Employed Persons Ltd. 43.35% of its share in the long‑term credit facility (including the facility for changes in construction and related costs). In March 2017, the Electricity Authority confirmed that Hadera had complied with a milestone for a financial closing, as stipulated in the conditional license for construction of the power station.

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans accrue interest at the rates specified in the agreement and are to be repaid in quarterly installments according to the repayment schedules specified in the Hadera Financing Agreement over a period of 18 years from the commencement date of the repayments in accordance with the provisions of the agreement (which will commence about six months after the commercial operation of the Hadera power station).

As at the date of the report, Hadera withdrew a total of NIS 616 milllion (approximately $164 million) out of the Financing Agreement of Hadera. During 2018, Hadera’s withdrawals amounted to a total of NIS 122 million (approximately $34 million). The interest rate on the withdrawn amounts up to the date of the report ranges between about 3.1% and about 3.9% on the CPI-linked loans and between about 4.7% and about 5.4% on the loans not linked to the CPI.

Note 15 – Loans and Debentures (Cont’d)

Debentures

E.
In May, 2017, OPC issued debentures (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The debentures, with a par value of NIS 320 million (approximately $85 million), bear annual interest at the rate of 4.95% and are repayable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Under the terms, the interest on the debentures will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The debentures have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”).

On August 20, 2017, OPC listed the debentures for trade in the stock exchange under an issuance and the listing of its shares for trade and accordingly, from that date, interest on the debentures (Series A) was reduced by 0.5% and is 4.45% per year.

According to the trust deed from May 2017, OPC has registered, in favor of the trustee on behalf of the holders of the debentures, a first-ranking floating charge, unlimited in amount, on all of its assets. The floating charge will not preclude OPC from pledging specific assets and the performance of other asset dispositions by OPC.

The trust deed contains customary clauses for calling for the immediate redemption of the debentures, including events of default, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors' arrangements, certain types of restructuring, material downturn in the position of OPC. The right to call for immediate redemption also arises upon: (1) the occurrence of certain events of loss of control by Kenon; (2) the call for immediate repayment of other debts (or guarantees) of the Company or of Hadera or Rotem in certain predefined minimum amounts; (3) a change in the area of operation of OPC such that OPC's main area of activity is not in the energy sector in Israel, including electricity generation in power plants and with renewable energy sources; (4) in the event that a rating is discontinued over a certain period of time, and the rating of the debentures falls below the level of Baa3 (or BBB-);  and (5) in the event of suspending trading for a certain time period if the debentures are listed for trade on the main list of the Stock Exchange. All of such conditions, pursuant to the terms set out in the trust deed.

Additionally, OPC has created a reserve for the servicing of the debt, out of the issuance consideration, in the amount of 18 months of principal and interest and to comply with financial covenants and limitations on distributions such that the historical debt coverage ratio will not be less than 1.2, there must be minimum shareholders’ equity of NIS 80 million and an “equity to total assets” ratio of at least 12.5%. As at the date of the report OPC was in compliance with all the financial covenants in accordance with the trust certificate.

Additionally, restrictions imposed on distributions, provision of loans to related parties and repayment of loans to related parties, are included as set forth in the trust deed, including compliance with certain covenants.

The terms of the debentures also provide for the possible raising of the interest rate in certain cases of lowering the rating, in certain cases of breach of financial covenants, and in certain cases of use of the reserve for servicing the debt where the reserve is not sufficiently funded within the time frame that is set forth in the trust deed. The ability of OPC to expand the debenture series was limited under certain circumstances, including maintaining the rating of the debentures at its level shortly prior to the expansion of the series and the lack of breach. Additionally, should OPC issue additional debentures that are not secured (or that are secured with a pari passu ranking floating charge), these will not have preference over the debentures (Series A) upon liquidation.

Note 16 – Trade Payables

	As at December 31,
	2018	2017
	$ Thousands
Current
Trade Payables	25,082	36,994
Accrued expenses and other payables	22,590	21,901
	47,672	58,895

Note 17 – Other Payables, including Derivative Instruments

	As at December 31,
	2018	2017
	$ Thousands
Current liabilities:
Financial derivatives not used for hedging	-	73
Financial derivatives used for hedging	-	439
The State of Israel and government agencies	244	1,208
Employees and payroll-related agencies	40	179
Accrued expenses	7,505	14,915
Interest payable	277	21
Transaction costs on sale of subsidiaries	-	59,000
Others	4,006	6,687
	12,072	82,522
Non-current liabilities:
Others	369	81
	369	81

Note 18 – Provisions

	Financial Guarantee*	Total	Financial Guarantee*	Others	Total
	2018		2017
	$ thousands		$ thousands
Balance at January, 1	44,342	44,342	118,763	768	119,531
Provision released	(44,342)	(44,342)	(74,421)	(768)	(75,189)
Balance at December, 31	-	-	44,342	-	44,342

* Relates to Kenon’s provision of financial guarantees to Chery in respect of an obligation of Qoros (see Note 9.C.b.6).

Note 19 – Contingent Liabilities, Commitments and Concessions

A.	Claims

OPC

a.	OPC Rotem – Tamar

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per megawatt hour, or MWh, to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA published new tariffs, which reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with the Tamar Partner, OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. On February 2, 2017, OPC received a letter from Tamar's attorney claiming a debt of $24.6 million (including accrued interest) and requesting that such amount be deposited in escrow pursuant to the GSPA.

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

In February 2018, Tamar Partners filed a detailed statement of claim in which they repeated the abovementioned contentions. In addition, an alternative claim was raised. OPC Rotem rejects the contentions of Tamar Partners and, in June 2018, OPC Rotem filed a detailed statement of defence wherein it rejected the contentions. In October 2018 a statement of response was filed by Tamar Partners and in December 2018 OPC Rotem filed its final reply. Subsequent to the date of the report, in February 2019, a hearing was held.  The arbitration decision has not yet been rendered and is expected to be issued no later than the second half of 2019.

As at December 31, 2018, OPC Rotem believes that it is more likely than not that its position will be accepted and, accordingly, no provision has been recognized in the financial statements in respect of this claim.

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

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

As for the transaction with Energean, the plaintiff contends that beyond the Group's transaction with a third party (i.e., Energean), a transaction is required among the Group Companies themselves regarding the distribution of the economic benefits achieved in the joint negotiations in a manner that suits the purchasing and bargaining power of each of the group companies.

The plaintiff contends that the alleged absence of such an inter-company transaction (or the alleged absence of a proper procedure regarding the distribution of the benefit) discriminates against ORL (the inter-company dimension is not at market conditions) and ORL does not receive its share in the economic benefits due to its large purchasing power and its contribution to the negotiations with Energean (inter alia, in view of the fact that the transaction was made at similar prices for the Group Companies).

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

In August 2018 the Group Companies submitted their response to the claim filed. The response rejected the contentions appearing in the claim and requested summary dismissal of the claim. A pre-trial hearing has been scheduled for June 2019.

OPC believes, based on advice from its legal advisors, that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim. Therefore, no provision was included in the financial statements as at December 31, 2018.

B.	Commitments

a.	OPC Rotem

Power Purchase Agreements (PPA)

On November 2, 2009, OPC signed a 20-year power purchase agreement (“the PPA”) with Israel Electric Company Ltd. (“IEC”) to purchase capacity and energy from OPC over a period of twenty (20) years from the commencement date of commercial operation (“COD”) of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of OPC Rotem to provide the plant’s entire production capacity to IEC and to produce electricity in the quantities and on the dates as required by IEC.

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

On January 8, 2018, the EA published a resolution which entered into force and effect on January 15, 2018, regarding the update of tariffs for 2018 (“2018 Tariff Update”), in which the rate of the production component was raised by 6.7% from NIS 265 per MWh to NIS 281.6 per MWh. As a result of the 2018 Tariff Update, Rotem and Hadera paid a price in 2018 that was higher than the minimum price stipulated in their gas agreements.

In December 2018, the Electricity Authority published a decision that entered into effect, subsequent to the date of the report, on January 1, 2019, regarding update of the tariffs for 2019 (hereinafter – “the 2019 Tariff Update”), whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh. As a result of the 2019 Tariff Update, Rotem and Hadera is expected to pay a higher price for the natural gas than the minimum price stipulated in its gas agreement.

b.	OPC Hadera

Power and Steam Purchase Agreement (“PSPA”)

On August 10, 2015, OPC Hadera and Hadera Paper entered into two agreements for the supply of electricity and steam to Hadera Paper’s facility:

-	Short Term PSPA - Pursuant this agreement, OPC Hadera will supply steam and electricity until COD of the power plant, which shall be done through the existing energy center.

-
Long Term PSPA – Pursuant this agreement, OPC Hadera will supply steam and electricity during the period commencing upon COD of the power plant and for a period of 18 years thereafter. Subsequent to the date of the report, in January 2019, an amendment was signed to this agreement providing that the period will be 25 years from the COD of the power plant.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

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

PPA with end users

As of December 31, 2018, OPC Hadera completed the signing of agreements for the sale of most of the generation capacity of the power plant to end users. The agreements are for a period of 10 years, and under most of the agreements the end user has an early termination right, in accordance with the terms set forth in the agreement with right of refusal of OPC Hadera. The consideration was set based on the TAOZ rate, less a discount from the generation component.

If the consideration is less than the minimum tariff set for the generation component, OPC Hadera has the right to terminate the agreements. In addition, the agreements include compensation in the event of a delay of power plant’s COD and compensation for the unavailability of the power plant below an agreed minimum level.

Gas Sale and Purchase Agreement (“GSPA”)

On November 25, 2012, Rotem signed an agreement with Tamar Partners which, as at the date of the report, consist of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (hereinafter – “Tamar Partners”), regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and Rotem”). The Agreement between Tamar and Rotem will remain in effect until the earlier of June 2029 or the date on which Rotem consumes the full contractual quantity. Rotem is to purchase natural gas in an overall maximum quantity of 10.6 BCM (billion cubic meters).

Certain annual quantities in the Agreement between Tamar and Rotem are subject to a “Take‑or‑Pay" obligation (hereinafter – “the TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

The Agreement between Tamar and Rotem allows reducing the supply of gas to Rotem during the “interim period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over Rotem. Nevertheless,  in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the Electricity Authority.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Without detracting from that stated above, pursuant to the gas sale and purchase agreement (hereinafter – “the GSPA”), Rotem is defined as a “Tier B” customer and accordingly during the “Interim Period”, which according to a statement from Tamar Partners commenced, in April 2015 and will end in September 2020, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” Rotem is not subject to any TOP obligation.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars. As a result of past reductions in the generation component tariff, Rotem began paying the minimum price in November 2014, and therefore decreases in the generation tariff in February and September 2015 adversely affected Rotem’s profit margins.

In July 2013, the Electricity Authority published four generation component tariff indices, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. In January 2015, the Electricity Authority published new tariffs, which reduced the tariff rates by about 10%. A disagreement arose between the parties in connection with the manner of indexing the natural gas price formula with respect to Rotem’s gas supply agreement with the Tamar Partners, namely, which of the Electricity Authority’s July 2013 tariffs applied to Rotem’s supply agreement and, similarly, also with respect to the tariffs published in January 2015 (see Note 19.A.a for further information).

Under the Agreement between Tamar and Rotem, on May 25, 2017 Rotem deposited in escrow the amount of $21,750 thousand (the balance of which includes accrued interest as at December 31, 2018, amounted to NIS 82,046 thousand) until the dispute is finally decided (hereinafter – “the Trust Deposit”).  This amount represents the amount in dispute, excluding the accrued interest.

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

As part of the agreement, OPC Hadera extended to INGL a bank guarantee in the amount of approximately NIS 296 thousand (approximately $85 thousand) linked to the CPI in connection with OPC Hadera's monthly payment commitment pursuant to the agreement, which replaces the original guarantee provided by OPC Hadera.

In addition, OPC Hadera provided a CPI-linked corporate guarantee in an amount equal to NIS 4 million (approximately $1 million) in connection with the undertaking to construct the new PRMS facility for OPC Hadera under the agreement.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

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

In October 2018, an addendum to the construction agreement was signed (in this Section – “the Addendum to the Agreement”) whereby the additional amount Hadara was to pay, in the amount of about €10 million (approximately $11.5 million), in two payments of NIS 21.5 million (approximately $5.7 million) each, was updated such that the second payment was conditioned on construction of the Hadera Power Plant up to February 16, 2019 (a condition that was not fulfilled). Pursuant to the Addendum to the Agreement, a delay in completion of the work reduces the above‑mentioned payment in accordance with a mechanism determined by the parties. In addition, as part of the change order the parties agreed, among other things, to waive past claims. In the Company’s estimation, the commercial operation date of the Hadera Power Plant is expected to be in the third quarter of 2019 – this taking into account the delays that occurred during the construction, including, the timetables for replacement of a faulty component discovered during performance of the construction work, and as stated pursuant to the construction agreement Hadera is entitled to a certain compensation from IDOM in respect of delay in completion of the construction.

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

c.	OPC Energy Ltd.

Option agreement with Hadera Paper

On April 5, 2017, OPC Energy signed an option agreement with Hadera Paper, effective from February 9, 2017, concerning the lease of an area of some 68,000 sq.m. in proximity to the Hadera Power Plant. The option period commenced on the date of signing and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be payable: NIS 500 thousand (approximately $144 thousand) for 2017; NIS 1.5 million (approximately $433 thousand) for 2018; and NIS 3 million (approximately $800 thousand) for each of the years 2019 through 2022 (inclusive). Subsequent to the date of the report, in January 2019, an amendment to the option agreement with Hadera Paper was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, the Company is to pay Hadera Paper NIS 2.2 million (approximately $587 thousand) for 2019, and if the Company exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 800 thousand (approximately $213 thousand). The amendment to the optionag provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Additionally, OPC Energy is required to notify, at least 90 days prior to the end of each option year, of its intention to extent the option for an additional year. Otherwise, the option will expire at the end of the same year. According to the agreement, the option will expire if the National Infrastructure Committee in the Planning Administration refuses to approve the statutory plan and the Company does not initiate legal proceedings in connection with such refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date of transfer of possession of the leasehold (i.e., the exercise date of the option) or the commencement date of commercial operation, as set forth in the agreement, with an option to extend the undertaking. It is further stipulated that the lease agreement will not include a liability limit and that OPC Energy will bear all fees, taxes and payments that are imposed in respect of the construction of a power plant on the leasehold.

d.	Tzomet Energy Ltd.

Acquisition of Tzomet

On April 6, 2017, OPC Energy (formerly IC Power Israel) entered into a series of agreements to acquire 95% of the shares of Tzomet Energy Ltd. (Tzomet) from Ipswich Holdings Netherlands B.V. (47.5%) and Rapac Energy Ltd. (47.5%), and an agreement with Methy Invest S.A. (Methy) for the waiver of its rights in connection with the shares of Ipswich and Rapac. Tzomet holds the rights to develop a natural gas fired power station at Plugot Junction (Israel) with an estimated capacity of approximately 396 MW, and the land rights and statutory approvals.

The total transaction consideration under the aforesaid agreements is expected to aggregate approximately $24 million, subject to adjustments pertaining to the volume of the Tzomet Project and subject to the payment milestones that are stipulated in the agreement.

On August 7, 2017, OPC Energy received a letter from the Israel Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration (“the Concentration Committee”), addressed to the Electricity Authority, stating that the Concentration Committee recommends not to grant a conditional license for the Tzomet project. Subsequent to the year end, an outline was determined for the expansion of the activities of the group to which OPC belongs (“the Idan Ofer Group”) in the area of generation of electricity from an economy-wide business concentration perspective. See Note 31.2.A.

In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet Energy, although Tzomet still requires the necessary regulatory approvals, the approval for a new conditional licenses for electricity generation of the Electricity Authority and the approval of the Anti-Trust Commissioner.

Subsequent to the date of the report, on January 3, 2019, OPC signed an agreement with the private shareholders in Tzomet, for which a trustee holds 5% of Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers will sell their shares in Tzomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones (see 10.A.1.a for further information).

PW Power Systems LLC

In September 2018, Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Tzomet Construction Contractor”), for construction of the Tzomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Tzomet Construction Contractor committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from OPC (hereinafter – “the Work Commencement Order”), subject to certain circumstances spelled out in the Agreement. The Agreement includes a preliminary “development work” period, which commenced on September 6, 2018 (hereinafter – “the Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of building permits. It is noted that OPC is not required to submit a work commencement order and is permitted to conclude the Agreement in each of its stages, subject to certain circumstances stipulated in the Agreement.

In OPC’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided therein.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Zomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

e.	OPC Rotem and OPC Hadera

Energean agreement

On December 6, 2017, OPC Rotem and OPC Hadera signed an agreement with Energean Israel Ltd. (hereinafter - "Energean"), which has holdings in the Karish and Tanin gas reservoirs (hereinafter - "the gas reservoir"), subject to the fulfillment of suspending conditions). The agreements with OPC Rotem and OPC Hadera are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that OPC Rotem and OPC Hadera are expected to purchase is about 9 BCM (for OPC Rotem and OPC Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, TOP mechanism under which OPC Rotem and OPC Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

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

OPC Hadera signed an agreement with an unrelated third party for the sale of surplus gas quantities which will be supplied to it pursuant to the agreement with Energean. As the agreements cannot be settled on a net basis and the undertakings were made for the purpose of OPC Hadera’s own independent contractual use, the agreements for the purchase and sale of gas are not within the scope of IFRS 9. Accordingly, the agreements were accounted for as executory contracts.

f.	Inkia Energy Limited

Under the share purchase agreement, our subsidiary Inkia has agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations are supported by (a) a three-year pledge of shares of OPC which represent 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the purchase price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

Note 20 – Share Capital and Reserves

A.	Share Capital

	Company No. of shares (’000)
	2018	2017
Authorised and in issue at January, 1	53,808	53,720
Issued for share plan	19	88
Authorised and in issue at December. 31	53,827	53,808

All shares rank equally with regards to Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

In 2018, 19,171 (2017: 87,911) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $21.07 (2017: $12.51) per share.

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

On March 22, 2018, Kenon distributed an aggregate amount of $665 million, or $12.35 per share, to Kenon’s shareholders. As a result, the share capital and total equity of Kenon reduced by $665 million.

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

D.	Dividend

On November 27, 2018, Kenon announced that its board of directors approved a cash dividend of $1.86 per share (an aggregate amount of $100 million), to Kenon’s shareholders of record as of the close of trading on December 7, 2018, for payment on December 17, 2018.

Note 20 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2018 and 2017, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2018 is $404 thousand (2017: $1 million, 2016: $ 240 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $732 thousand as general and administrative expenses in 2018 (2017: $508 thousand, 2016: $547 thousand).

Note 21 – OPC Energy Ltd’s Initial Public Offering

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

Note 22 – Revenue and Cost of Sales and Services

A.	Revenue

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Revenue from sale of electricity	347,167	349,957	309,249
Revenue from sale of steam	16,095	15,438	14,939
Others	750	309	65
	364,012	365,704	324,253

Note 22 – Revenue and Cost of Sales and Services (Cont’d)

B.	Cost of Sales and Services

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Fuels	118,698	129,788	125,528
Electricty and infrastructure services	125,623	122,340	112,038
Salaries and related expenses	6,097	5,822	5,305
Generation and operating expenses and outsourcing	6,509	6,432	6,119
Third party services	1,548	1,734	1,764
Other	1,040	1,020	912
	259,515	267,136	251,666

The following footnote in the financial statements have been restated to be comparable with current year presentation:

For the year ended December 31, 2017	As previously stated	Effect of restatements	Restated
	$ Thousands
Fuels	-	129,788	129,788
Fuel, gas and lubricants	137,832	(137,832)	-
Electricity and infrastructure services	-	122,340	122,340
Capacity and energy purchases and transmission costs	50,973	(50,973)	-
Regulatory expenses	62,908	(62,908)	-
Salaries and related expenses	6,269	(447)	5,822
Generation and operating expenses and outsourcing	-	6,432	6,432
Third party services	2,670	(936)	1,734
Other	6,484	(5,464)	1,020
	267,136	-	267,136

For the year ended December 31, 2016	As previously stated	Effect of restatements	Restated
	$ Thousands
Fuels	-	125,528	125,528
Fuel, gas and lubricants	133,012	(133,012)	-
Electricty and infrastructure services	-	112,038	112,038
Capacity and energy purchases and transmission costs	57,310	(57,310)	-
Regulatory expenses	48,509	(48,509)	-
Salaries and related expenses	5,942	(637)	5,305
Generation and operating expenses and outsourcing	-	6,119	6,119
Third party services	2,890	(1,126)	1,764
Other	4,003	(3,091)	912
	251,666	-	251,666

Note 23 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Payroll and related expenses	11,399	21,380	14,830
Depreciation and amortization	607	692	641
Professional fees	12,115	20,334	23,863
Other expenses	9,910	13,886	7,761
	34,031	56,292	47,095

Note 24 – Financing Income (Expenses), Net

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands

Interest income from bank deposits	4,360	640	2,269
Interest income from deferred payment	14,166	-	-
Interest income from associated company	8,494
Net change from change in exchange rates	1,129	2,259	5,448
Net change in fair value of derivative financial instruments	-	-	6
Other income	443	5	1
Financing income	28,592	2,904	7,724
Interest expenses to banks and others	(30,382)	(59,514)	(45,317)
Net change in fair value of derivative financial instruments	-	(1,168)	-
Other expenses	-	(9,484)	(1,959)
Financing expenses	(30,382)	(70,166)	(47,276)
Net financing expenses recognized in the statement of profit and loss	(1,790)	(67,262)	(39,552)

Note 25 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Current taxes on income
In respect of current year*	1,878	64,291	1,687
In respect of prior years	(48)	44	92
Deferred tax income
Creation and reversal of temporary differences	9,669	8,474	473
Total taxes on income	11,499	72,809	2,252

No previously unrecognized tax benefits were used in 2016, 2017 or 2018 to reduce our current tax expense.

*
Current taxes on income in 2017 include $61 million taxes payable in connection with a restructuring to simplify the holding structure of some of the companies remaining in the Kenon group subsequent to the Inkia transaction. As a result of this restructuring (which was substantially completed in January 2018), Kenon holds its interest in OPC directly. Kenon does not expect any further tax liability in relation to any future sales of its interest in OPC.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Profit/(loss) from continuing operations before income taxes	461,968	(135,636)	(426,900)
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	78,535	(23,058)	(72,573)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	18,215	20,924	31,651
Income subject to tax at a different tax rate	2,632	63,446	(2,548)
Non-deductible expenses	6,752	12,850	41,960
Exempt income	(97,664)	(7,006)	-
Taxes in respect of prior years	(48)	44	92
Changes in temporary differences in respect of which deferred taxes are not recognized	(4)	4,285	1,419
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	2,883	350	2,449
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements	-	13	-
Other differences	198	961	(198)
Taxes on income included in the statement of profit and loss	11,499	72,809	2,252

Note 25 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Employee benefits	Carryforward of losses and deductions for tax purposes	Other*	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2017	(207,493)	1,711	84,735	(79,203)	(200,250)
Changes recorded on the statement of profit and loss	(13,940)	(1,097)	(13,919)	15,845	(13,111)
Changes recorded to equity reserve	-	882	-	(7,024)	(6,142)
Translation differences	(10,046)	24	4,397	1,253	(4,372)
Impact of change in tax rate	575	-	-	-	575
Sale of subsidiaries	140,736	(1,520)	(39,764)	71,095	170,547
Balance of deferred tax asset (liability) as at December 31, 2017	(90,168)	-	35,449	1,966	(52,753)
Changes recorded on the statement of profit and loss	4,532	68	(14,695)	134	(9,961)
Changes recorded to equity reserve	-	-	-	(104)	(104)
Translation differences	6,344	(2)	(1,972)	13	4,383
Balance of deferred tax asset (liability) as at December 31, 2018	(79,292)	66	18,782	2,009	(58,435)

*	This amount includes deferred tax arising from derivative instruments, intangibles, undistributed profits, non-monetary items and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2018	2017
	$ Thousands
As part of non-current assets	632	-
As part of non-current liabilities	(59,067)	(52,753)
	(58,435)	(52,753)

Income tax rate in Israel is 23%, 24% and 25% for the years ended December 31, 2018 and December 31, 2017 and 2016, respectively.

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

Note 25 – Income Taxes (Cont’d)

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

Note 26 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Income/(Loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2018	2017	2016
	$ Thousands
Income/(loss) for the year attributable to Kenon’s shareholders	434,213	236,590	(411,937)

(Loss)/income for the year from discontinued operations (after tax)	(5,631)	476,565	35,150
Less: NCI	-	(24,928)	(13,250)
(Loss)/income for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	(5,631)	451,637	21,900

Income/(loss) for the year from continuing operations attributable to Kenon’s shareholders	439,844	(215,047)	(433,837)

B.	Number of ordinary shares

	For the year ended December 31
	2018	2017	2016
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,826	53,761	53,720

Note 27 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Inkia, a wholly-owned subsidiary of IC Power completed the sale of its Latin American and Caribbean businesses to ISQ, an infrastructure private equity firm.

The sale generated proceeds of approximately $1,332 million consisting of $1,110 million proceeds paid by ISQ plus retained unconsolidated cash at Inkia of $222 million. This reflects the base purchase price of $1,177 million after certain adjustments, including estimated working capital, debt and cash at closing. The purchase price was subject to adjustments, including a final adjustment based on actual working capital, debt and cash amounts as of the closing date.

As part of the transaction, ISQ assumed Inkia’s $600 million of bonds, which were issued in November and December 2017.

At the date of closing, ISQ paid $935 million and entered into a four year $175 million deferred payment obligation accruing 8% interest payable in kind.

In addition, Kenon’s subsidiaries is entitled to receive payments from ISQ in connection with certain insurance and other claims held by companies within the Inkia’s businesses. In 2018, $7.3 million (2017: $12 million) was recognized in discontinued operations relating to such claims.

Note 27 – Discontinued Operations (Cont’d)

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	$ thousands
Revenue	-	1,777,232	1,517,391
Cost of sales and services (excluding depreciation and amortization)	-	(1,235,214)	(1,076,563)
Depreciation and amortization	-	(135,733)	(132,998)
Gross profit	-	406,285	307,830
Income before taxes on income	1,178	152,280	92,233
Taxes on income (1)	(3,944)	(73,141)	(57,083)
(Loss)/income after taxes on income	(2,766)	79,139	35,150
(Loss)/gain on sale of discontinued operations (2)	(2,065)	529,923	-
Tax on loss on sale of discontinued operations	(800)	(132,497)	-
(Loss)/income from discontinued operations	(5,631)	476,565	35,150

Net cash flows provided by operating activities	-	319,637	176,515
Net cash flows (used in)/provided by investing activities	(155,361)	816,544	(300,833)
Net cash flows (used in)/provided by financing activities	-	(103,524)	25,308
Cash and cash equivalents (used in)/provided by discontinued operations	(155,361)	1,032,657	(99,010)

Income tax payable	4,744
Net liabilities	4,744

(1)          Additional taxes in relation to the sale by IC Power of its Latin American and Caribbean businesses.
(2)         Mainly relates to the write down of a contingent asset following settlement of the related insurance claim.

Note 28 – Segment, Customer and Geographic Information

A.	General

The following summary describes the Group’s reportable segments in 2018:

1.	OPC – OPC Energy Ltd operates in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the sale and supply of electricity.

2.
Quantum – Quantum (2007) LLC is a wholly owned subsidiary of Kenon and holds Kenon’s share in Qoros. Qoros is a China-based automotive company that is jointly-owned with Baoneng Group and a subsidiary of Wuhu.

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

There were no intersegment sales in 2018, 2017 and 2016.

Note 28 – Segment, Customer and Geographic Information (Cont’d)

B.	Information regarding reportable segments

Financial information of the reportable segments is set forth in the following table.

	OPC	Quantum	Other	Adjustments	Total
	$ thousands
2018
Total sales	363,262	-	750	-	364,012

Income/(loss) before taxes	36,499	456,854	(31,385)		461,968
Income Taxes	(10,233)	-	(1,266)	-	(11,499)
Income/(loss) from continuing operations	26,266	456,854	(32,651)	-	450,469

Depreciation and amortization	29,809	-	607		30,416
Financing income	(2,031)	(10,371)	(48,430)	32,240	(28,592)
Financing expenses	27,219	2,003	33,400	(32,240)	30,382
Other items:
Write back of financial guarantee	-	(62,563)	-	-	(62,563)
Gain on third party investment in Qoros	-	(504,049)	-	-	(504,049)
Fair value loss on option	-	39,788	-	-	39,788
Share in losses of associated companies	-	78,338	26,919	-	105,257
	54,997	(456,854)	12,496	-	(389,361)

Adjusted EBITDA	91,496	-	(18,889)	-	72,607

Segment assets	893,162	91,626	239,550	-	1,224,338
Investments in associated companies	-	139,184	91,596	-	230,780
					1,455,118
Segment liabilities	700,452	-	38,948	-	739,400
Capital expenditure	100,389	-	19	-	100,408

	OPC	Quantum	Other	Adjustments	Total
	$ thousands
2017
Total sales	365,395	-	309	-	365,704

Income/(loss) before taxes	22,708	(127,526)	(30,818)	-	(135,636)
Income Taxes	(8,945)	-	(63,864)	-	(72,809)
Income/(loss) from continuing operations	13,763	(127,526)	(94,682)	-	(208,445)

Depreciation and amortization	30,102	-	692	-	30,794
Financing income	(1,088)	-	(13,230)	11,414	(2,904)
Financing expenses	33,753	6,328	41,499	(11,414)	70,166
Other items:
Share in losses/(income) of associated companies	-	121,198	(10,533)	-	110,665
Write back of impairment of investments	-	-	(28,758)	-	(28,758)
	62,767	127,526	(10,330)	-	179,963

Adjusted EBITDA	85,475	-	(41,148)	-	44,327

Segment assets	939,809	15,654	1,448,700	-	2,404,163
Investments in associated companies	-	1,694	120,000	-	121,694
					2,525,857
Segment liabilities	742,692	75,081	656,737	-	1,474,510
Capital expenditure	109,226	-	121,245	-	230,471

Note 28 – Segment, Customer and Geographic Information (Cont’d)

	OPC	Quantum	Other	Adjustments	Total
	$ thousands
2016
Total sales	324,188	-	65	-	324,253

Income/(loss) before taxes	20,450	(142,534)	(304,816)	-	(426,900)
Income Taxes	(67)	-	(2,185)	-	(2,252)
Income/(loss) from continuing operations	20,383	(142,534)	(307,001)	-	(429,152)

Depreciation and amortization	26,697	-	589	-	27,286
Financing income	(2,988)	-	(17,081)	12,345	(7,724)
Financing expenses	22,838	-	36,783	(12,345)	47,276
Other items:
Share in losses/(income) of associated companies	-	142,534	43,681	-	186,215
Provision of financial guarantee	-	-	130,193	-	130,193
Impairment of investments	-	-	72,263	-	72,263
	46,547	142,534	266,428	-	455,509

Adjusted EBITDA	66,997	-	(38,388)	-	28,609

Segment assets	667,631	2,016	4,261,929	-	4,931,576
Investments in associated companies	-	117,593	90,640	-	208,233
					5,139,809
Segment liabilities	533,684	-	3,709,905	-	4,243,589
Capital expenditure	72,540	-	245,313	-	317,853

C.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousand):

	2018		2017		2016
Customer	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	74,019	20.33%	75,757	20.72%	59,886	18.47%
Customer 2	61,482	16.89%	50,461	13.80%	32,449	10.01%
Customer 3	54,639	15.01%	53,617	14.66%	39,359	12.14%
Customer 4	42,487	11.67%	*	*	*	*
Customer 5	39,276	10.79%	38,223	10.45%	36,394	11.22%

(*)    Represents an amount less than 10% of revenues.

Note 28 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2018	2017	2016
	$ Thousands
Israel	363,262	365,395	324,188
Others	750	309	65
Total revenues	364,012	365,704	324,253

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2018	2017
	$ Thousands
Israel	636,256	617,358
Others	138	447
Total non-current assets	636,394	617,805
* Composed of property, plant and equipment and intangible assets.

Note 29 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 – Related Party Disclosures and include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered as key management personnel of the Company.

B.	Transactions with directors and officers (Kenon's directors and officers):

B. Key management personnel compensation

	For the year ended December 31,
	2018	2017
	$ thousands

Short-term benefits	2,475	5,632
Share-based payments	732	508
	3,207	6,140

Note 29 – Related-party Information (Cont’d)

C.	Transactions with related parties (excluding associates):

	For the year ended December 31,
	2018	2017	2016
	$ thousands
Sales of electricity	80,269	102,443	148,119
Administrative expenses	393	331	614
Sales of gas	6,868	31,296	29,873
Financing expenses, net	(2,091)	18,444	14,475
Repayment of loan to Ansonia	(77,085)	-	-
Repayment of loan to IC	(239,971)	-	-

D.	Transactions with associates:

	For the year ended December 31,
	2018	2017	2016
	$ Thousands
Finance income, net	8,494	-	-
Other income, net	140	198	178

Balances with related parties:

	As at December 31,		As at December 31,
	2018		2017
	Other related parties *	Total	Ansonia	Other related parties *	Total
	$ Thousands		$ Thousands
Trade receivables	7,041	7,041	—	12,778	12,778

Loans and Other Liabilities
In US dollar or linked thereto	(1,481)	(1,481)	75,081	242,598	317,679
Weighted-average interest rates (%)	0.00%	0.00%	6.00%	7.69%	7.29%

Repayment years
Current maturities	1,170		75,081	242,598
Second year	-		—	—
Third year	-		—	—
Fourth year	-		—	—
Fifth year	311		—	—
Sixth year and thereafter	-		—	—
	1,481		—	242,598

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	Regarding the convertible loan from Ansonia to Quantum, see Note 9.C.b.6.

F.	Gas Sale Agreement with ORL, see Note 19.B.(a).

Note 30 – Financial Instruments

A.	General

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

B.
Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exists and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31,
	2018	2017
	$ Thousands
	Carrying amount
Cash and cash equivalents	131,123	1,417,388
Short-term investments and deposits	49,938	7,144
Trade receivables, net	35,548	44,137
Other current assets	33,210	35,752
Deposits and other long-term receivables including derivative instruments	305,616	259,555
	555,435	1,763,976

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31,
	2018	2017
	$ Thousands
Israel	35,291	44,058
Other regions	257	79
	35,548	44,137

Note 30 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31
	2018	2017
	$ Thousands	$ Thousands
Not past due	35,438	50
Past due up to 3 months	87	40,879
Past due 3 – 6 months	—	3,208
Past due more than one year	23	—
	35,548	44,137

No impairment has been recorded on any of the trade receivable amounts.

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2018
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	47,672	47,672	47,672	-	-	-
Other payables	5,885	5,885	5,885	-	-	-
Non-convertible debentures *	78,409	103,561	6,555	11,596	30,910	54,500
Loans from banks and others *	538,209	699,563	41,646	56,446	165,829	435,642
	670,175	856,681	101,758	68,042	196,739	490,142

*	Includes current portion of long-term liabilities.

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2017
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Loans from banks and others *	317,684	317,786	317,786	-	-	-
Trade payables	58,895	58,895	58,895	-	-	-
Other payables	77,869	77,964	77,964	-	-	-
Non-convertible debentures **	91,122	125,089	13,153	7,086	34,033	70,817
Loans from banks and others **	627,150	846,652	157,805	50,768	173,222	464,857
Financial guarantee ***	44,342	44,342	44,342	-	-	-

Financial liabilities – hedging instruments
Forward exchange rate contracts	439	439	439	-	-	-

Financial liabilities not for hedging
Derivatives on exchange rates	73	73	73	-	-	-
	1,217,574	1,471,240	670,457	57,854	207,255	535,674

*       Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable.

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

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (NIS).

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

Note 30 – Financial Instruments (Cont’d)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

(a)	Exposure to CPI and foreign currency risks The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2018
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	86,896	—	2,778
Short-term investments, deposits and loans	27,638	—	55
Trade receivables	35,291	—	44
Other receivables	286	—	26
Long-term deposits and loans	48,490	—	—
Total financial assets	198,601	—	2,903

Trade payables	23,774	—	9,968
Other payables	2,215	—	811
Loans from banks and others and debentures	163,162	450,571	—
Total financial liabilities	189,151	450,571	10,779

Total non-derivative financial instruments, net
Derivative instruments	—	—	90,184
Net exposure	—	—	90,184

	As at December 31, 2017
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	158,679	—	18,593
Short-term investments, deposits and loans	60,855	—	—
Trade receivables	42,004	—	—
Other receivables	2,686	—	3,603
Long-term deposits and loans	25,600	—	—
Total financial assets	289,824	—	22,196

Loans from banks and others	—	—	30,308
Trade payables	31,286	—	86
Other payables	3,178	—	1,316
Long-term loans from banks and others and debentures	109,629	478,891	—
Total financial liabilities	144,093	478,891	31,710

Total non-derivative financial instruments, net	145,731	478,891	(9,514)
Derivative instruments	—	—	(439)
Net exposure	145,731	478,891	(9,953)

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

	As at December 31, 2018
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(35,582)	(18,658)	18,658	35,582
CPI	(25,875)	(12,937)	10,222	10,600

	As at December 31, 2017
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	13,248	6,940	(6,940)	(13,248)
CPI	(43,536)	(22,804)	22,804	43,536

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

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2018	2017
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	55,027	1,438,243
Financial liabilities	(586,334)	-
	(531,307)	1,438,243

Variable rate instruments
Financial assets	102,392	-
Financial liabilities	-	(239,876)
	102,392	(239,876)

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

	As at December 31, 2018
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	1,024	(1,023)

	As at December 31, 2017
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(2,399)	2,399

E.	Fair value

(1)	Fair value compared with carrying value

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

	As at December 31, 2018
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	78,409	80,998
Long-term loans from banks and others (excluding interest)	508,203	555,570

	As at December 31, 2017
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	91,122	105,488
Long-term loans from banks and others (excluding interest)	527,706	649,487

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

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

– Level 2: Observed data, direct or indirect, not included in Level 1 above.

– Level 3: Data not based on observed market data.

	As at	As at
	December 31, 2018	December 31, 2017
	Level 3	Level 2
	$ Thousands	$ Thousands
Assets
Qoros put option	90,103	-
Derivatives not used for accounting hedge	-	1,471
	90,103	1,471
Liabilities
Derivatives used for accounting hedge	-	439
Derivatives not used for accounting hedge	-	73
	-	512

(3)	Data and measurement of the fair value of financial instruments at Level 2

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

Level 3

The fair value of Qoros put option, as of the valuation date, was based on the Binomial model using the following variables:

•	The underlying asset value is Qoros’ equity value as of the valuation date.

•	The exercise price of the option is the price that must be paid for the stock on the date the put option is exercised, and is defined by the terms of the award.

•	The expected exercise date is the period between the grant date and the expiration date.

•	The Risk-free interest rate was based on yields on traded China government bonds, with time to maturity equals to the put option contractual period.

•	Expected volatility was based on the historical weekly volatility of comparable companies for a period of 4.3 years (remaining contractual term of the put option, as of the valuation date).

•	Expected dividend yield is 0% as no dividend distribution is expected in the foreseeable future.

Note 30 – Financial Instruments (Cont’d)

The credit risk adjustment was calculated using a recovery rate of 40% (common assumption of market participants) and credit spreads based on traded corporate bonds which have credit ratings of AA for a similar time to maturity as the put option.

The following table shows the valuation techniques used in measuring Level 2 and Level 3 fair values as at December 31, 2018 and 2017, as well as the significant unobservable inputs used.

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

		Not applicable	Not applicable
Put Options	The Group applies standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.	The group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase(decrease) if: - the volatility is higher (lower) - the credit risk is lower (higher)
Foreign Exchange Forwards
The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.
		Not applicable	Not applicable

Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable

Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

Note 31 – Subsequent Events

1.	Qoros

A.
On January 8, 2019, Kenon announced that it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the New Qoros Investor in Qoros for a purchase price of RMB1,560 million (approximately $227 million), which is based on the same post-investment valuation as the initial investment by the New Qoros Investor in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the New Qoros Investor in Qoros will hold 63% and Chery will own 25%.

As a result of the transaction, Kenon will recognize an estimated gain on disposal of approximately $133 million in its financial statements in 2019. The 12% investment in Qoros was classified as assets held for sale as at December 31, 2018. See Note 9.F.

Following the transaction, Kenon will lose significant influence over Qoros and will account for its remaining 12% interest in Qoros on a fair value basis going forward. As a result of the change from equity to fair value accounting Kenon will recognize a fair value gain.

The sale was not made pursuant to the put option described in Note 9.C.b.2. Furthermore, following completion of the sale, the Majority Shareholder in Qoros will be required to assume its pro rata share of guarantees and equity pleges of Kenon and Chery based on the change to its equity ownership.

2.	OPC

A.	Market Concentration Committee – Regulatory Outline Plan

In January 2019, an outline was determined for expansion of the activities of the Group to which OPC belongs to (“the Idan Ofer Group”) in the area of generation of electricity from an economy-wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Tzomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy-wide business concentration to granting the requested license to Tzomet, however this being only after compliance with the conditons provided in the Business Concentration Outline and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy-wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement, however this being only after compliance with the conditions provided in the Business Concentration Outline. It is noted that the Business Concentration Committee was provided a commitment of Mr. Idan Ofer in connection with the Business Concentration Outline. The sale of the Idan Ofer Group’s holdings in Reshet Media Ltd., which was one of the conditions under the outline plan, has been completed.

In April 2019, the Electricity Authority published its decision to grant Tzomet a new conditional license for the construction of a 396MW conventional open-cycle power plant, for a period of 66 months. Pursuant to this decision, the license will become valid following the Israeli Minister of Energy’s approval and the deposit of a guarantee by Tzomet. The period of the conditional license can be extended by the Electricity Authority, subject to the Israeli Minister of Energy’s approval, and subject to the regulation. At the end of the period, Tzomet will be granted a permanent generation license, subject to its compliance with the conditions set by law.

B.	Dividend

In March 2019, OPC declared a dividend of NIS 36 million (approximately $10 million). Kenon’s share of the dividend is approximately $7.5 million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd. By: /s/ Robert L. Rosen Name: Robert L. Rosen Title: Chief Executive Officer

Date: April 8, 2019

ITEM 19.          Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)

2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.5 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.1
Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) [1]

4.3
Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.4
Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.12 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.5
Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.6
Release Agreement, dated December 21, 2016, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.21 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.7
Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.22 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.8
Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.23 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.9
The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.24 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.10
Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC

4.11	Deferred Payment Agreement, dated December 28, 2017, among Nautilus Energy Topco LLC, as Payee, ISQ Global Infrastructure Fund II, L.P., as Guarantor and Inkia Energy Limited, as Payor

4.12	Amended and Restated Pledge Agreement, dated February 15, 2018, between Kenon Holdings Ltd. and Nautilus Inkia Holdings LLC (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.13
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.14
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.15*	Sale and Purchase Agreement, dated January 6, 2019, between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd.

4.16*
Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders[2]

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer

13.1*	Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2*	Consent of Deloitte, Inc., Independent Registered Public Accounting Firm of the Combined Entities (Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A.)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*          Filed herewith.

1.	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

2.	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.