Form 20-F
period 2019-12-31
Kenon Holdings Ltd.
filed 2020-04-30
CIK 1611005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36761

KENON HOLDINGS LTD.
(Exact name of registrant as specified in its charter)

(Company Registration No. 201406588W)
Singapore	4911	Not Applicable
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
	1 Temasek Avenue #36-01 Millenia Tower Singapore 039192 +65 6351 1780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:
Scott V. Simpson
James A. McDonald
Skadden, Arps, Slate, Meagher and Flom (UK) LLP
40 Bank Street
London E14 5DS
Telephone: +44 20 7519 7000
Facsimile: +44 20 7519 7070

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary Shares, no par value	KEN	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
53,858,498 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

PART I		1
ITEM 1.	Identity of Directors, Senior Management and Advisers	1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4.	Information on the Company	49
A.	History and Development of the Company	49
B.	Business Overview	50
C.	Organizational Structure	95
D.	Property, Plants and Equipment	96
ITEM 4A.	Unresolved Staff Comments	96
ITEM 5.	Operating and Financial Review and Prospects	96
A.	Operating Results	103
B.	Liquidity and Capital Resources	108
C.	Research and Development, Patents and Licenses, Etc.	120
D.	Trend Information	120
E.	Off-Balance Sheet Arrangements	121
F.	Tabular Disclosure of Contractual Obligations	121
G.	Safe Harbor	122
ITEM 6.	Directors, Senior Management and Employees	122
A.	Directors and Senior Management	122
B.	Compensation	125
C.	Board Practices	125
D.	Employees	128
E.	Share Ownership	128
ITEM 7.	Major Shareholders and Related Party Transactions	129
A.	Major Shareholders	129
B.	Related Party Transactions	130
C.	Interests of Experts and Counsel	130
ITEM 8.	Financial Information	131
A.	Consolidated Statements and Other Financial Information	131
B.	Significant Changes	131
ITEM 9.	The Offer and Listing	131
A.	Offer and Listing Details.	131
B.	Plan of Distribution	131
C.	Markets	131
D.	Selling Shareholders	131
E.	Dilution.	131
F.	Expenses of the Issue	131

i

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated companies, collectively, as the context may require, including:

•	OPC Energy Ltd. (“OPC”), an owner, developer and operator of power generation facilities in the Israeli power market, in which Kenon has a 70% interest;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon, through its 100%-owned subsidiary Quantum (as defined below), has a 12% interest;

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has a 32% interest;

•
Primus Green Energy, Inc. (“Primus”), a New Jersey corporation which is a developer of an alternative fuel technology, in which Kenon, through IC Green (as defined below), has a 91% interest. In light of market conditions, Primus has decided to significantly reduce its operations.

•	I.C. Power Asia Development Ltd. (“ICP”), formerly I.C. Power Ltd., an Israeli company, in which Kenon has a direct 100% interest;

•	IC Power Ltd. (“IC Power”), formerly IC Power Pte. Ltd, a Singaporean company, in which Kenon has a direct 100% interest;

•	IC Power Distribution Holdings Pte. Ltd. (“ICPDH”), a Singaporean company, in which Kenon has an indirect 100% interest; and

•
 “Inkia” means Inkia Energy Limited, a Bermudian corporation and a wholly-owned subsidiary of Kenon, which was liquidated in July 2019. In December 2017, Inkia sold the Inkia Business (as defined below);

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

•	“Majority Shareholder in Qoros” means the China-based investor related to the Baoneng Group that holds 63% of Qoros;

•	“OPC-Hadera” is the trade name of Advanced Integrated Energy Ltd., an Israeli corporation, in which OPC has a 100% interest;

•	“OPC-Rotem” means O.P.C. Rotem Ltd., an Israeli corporation, in which OPC has an 80% interest;

•	“our businesses” shall refer to each of our subsidiaries and associated companies, collectively, as the context may require;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Kenon and which is the direct owner of our interest in Qoros;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

•
“spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in each of IC Power, Qoros, ZIM, Tower, Primus, HelioFocus and the Renewable Energy Group, as well as other intermediate holding companies related to these entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s shareholders;

•
“Tower” means Tower Semiconductor Ltd., an Israeli specialty foundry semiconductor manufacturer, listed on the NASDAQ stock exchange, or “NASDAQ,” and the TASE, in which Kenon used to hold an interest until June 30, 2015; and

•	“Tzomet” means Tzomet Energy Ltd., an Israeli corporation in which OPC has a 100% interest, following the acquisition of the remaining 5% interest in February 2020.

Additionally, this annual report uses the following conventions for OPC:

•	“Availability factor” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year.

•	“COD” means the commercial operation date of a development project;

•	“cooperation arrangements” means one or more vessel sharing arrangements, swap agreements and slot sharing arrangements.

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

•	“EPC” means engineering, procurement and construction;

•	“firm capacity” means the amount of energy available for production that, pursuant to applicable regulations, must be guaranteed to be available at a given time for injection to a certain power grid;

•	“GWh” means gigawatt hours (one GWh is equal to 1,000 MWh);

•	“Hadera Energy Center” means Hadera Paper’s existing gas consuming facilities;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•	“kWh” means kilowatts per hour;

•	“MW” means megawatts (one MW is equal to 1,000 kilowatts or kW);

•	“MWh” means megawatt per hour;

•	“OEM” means original equipment manufacturer;

•	“OPC’s capacity” or “OPC’s installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of OPC’s ownership interest in the entity that owns such asset;

•	“PPA” means power purchase agreement;

•
“strategic alliance” means a more extensive type of cooperation arrangement and is longer-term than a strategic cooperation. It involves cooperation arrangements and usually includes all of ZIM’s East/West routes, such as Asia-Europe, Asia-Med, Cross Atlantic and Trans Pacific. The duration of a strategic alliance will typically be long-term, as long as 10 years;

•
“strategic cooperation” means a more extensive type of cooperation arrangement, generally being longer term and involving more trade routes. It involves some joint planning mechanism, but joint planning is less extensive as compared to a strategic alliance. A strategic cooperation can take the form of one or a combination of cooperation arrangements; and

•
“transmission” refers to the bulk transfer of electricity from generating facilities to the distribution system at load center station in which the electricity is stabilized by means of the transmission grid.

SALE OF THE INKIA BUSINESS

On December 31, 2017, our subsidiary Inkia completed the sale of substantially all of its businesses, the Inkia Business, consisting of power generation and distribution businesses in Latin America and the Caribbean. The sale is described in more detail under “Item 4.B— Business Overview——Discontinued Operations——Inkia Business——Sale of the Inkia Business.” As a result of this sale, our power generation business consists of our interest in OPC. The results of the Inkia Business are presented as discontinued operations in our audited financial statements for the year ended December 31, 2017.

v

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

Our consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2019, 2018 and 2017 and the consolidated statements of financial position as of December 31, 2019 and 2018. We present our consolidated financial statements in U.S. Dollars.

The results of the Inkia Business are presented as discontinued operations in our audited financial statements as of and for the year ended December 31, 2017. Our consolidated selected data as of and for the two years ended December 31, 2016 have been reclassified for comparative purposes to reflect the Inkia Business as discontinued operations.

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

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely EBITDA and net debt, each as defined under “Item 3.A Selected Financial Data—Selected Reportable Segment Data” and “Item 3.A Selected Financial Data—Selected Reportable Segment Data—OPC” and “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA and net debt provides transparent and useful information to investors and financial analysts in their review of our, or our subsidiaries’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

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

•	the expected effect of new accounting standards on Kenon;

•	the expected effects of the coronavirus, including the effect of any current or future force majeure notices, on our businesses;

•	with respect to OPC:

•
the expected cost and timing of commencement and completion of development and construction projects, as well as the anticipated installed capacities and expected performance (e.g., efficiency) of such projects, including:

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

•	International Maritime Organization, or IMO, regulations which came into effect in 2020 (“IMO 2020”) and other regulations, including the expected effects of such regulations;

•	statements regarding the 2M Alliance and expected benefits of the alliance; and

•	trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices and charter/freights rates; and

•	with respect to Primus, statements regarding the decision to significantly reduce its operations, including related alternatives and opportunities sought.

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

The following tables set forth our selected consolidated financial and other data as of and for the five years ended December 31, 2019. This selected financial data should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, included elsewhere in this annual report, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3.D Risk Factors.” The historical financial and other data included here and elsewhere in this annual report should not be assumed to be indicative of our future financial condition or results of operations.

Our consolidated financial statements as of and for the year ended December 31, 2017 reflect the Inkia Business as discontinued operations and our selected consolidated financials as of and for the year ended December 31, 2016 and 2015 set forth below have been reclassified for comparative purposes to account for the Inkia Business as discontinued operations.

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

	Year Ended December 31,
	2019	2018	2017	2016[1]	2015[1]
	(in millions of USD, except share data)
Statements of Profit and Loss Data[2]
Revenue	$373	$364	$366	$324	$326
Cost of sales and services (excluding depreciation)	(256)	(259)	(267)	(251)	(245)
Depreciation	(31)	(30)	(31)	(27)	(25)
Gross profit	$86	$75	$68	$46	$56
Selling, general and administrative expenses	(36)	(34)	(56)	(47)	(50)
Gain from distribution of dividend in kind	—	—	—	—	210
Write-back / (impairment) of assets and investments	—	—	29	(72)	(7)
Dilution gains from reduction in equity interest held in associates	—	—	—	—	33
Other expenses	—	(1)	—	—	(1)
Other income	6	2	1	1	4
Financing expenses	(30)	(30)	(70)	(47)	(36)
Financing income	18	28	3	7	11
Financing expenses, net	$(12)	$(2)	$(67)	$(40)	$(25)
Gain on third party investment in Qoros	—	504	—	—	—
Fair value loss on put option	(19)	(40)	—	—	—
Recovery / (provision) of financial guarantee	11	63	—	(130)	—
Share in losses of associated companies, net of tax	(41)	(105)	(111)	(186)	(187)
(Loss) / profit from continuing operations before income taxes	$(5)	$462	$(136)	$(428)	$33
Income taxes	(17)	(11)	(73)	(2)	(9)
(Loss) / profit for the year from continuing operations	$(22)	$451	$(209)	$(430)	$24
Profit / (loss) from discontinued operations (after income taxes)[3]	24	(6)	478	36	72
Profit / (loss) for the year	$2	$445	$269	$(394)	$96
Attributable to:
Kenon’s shareholders	(14)	434	237	(412)	73
Non-controlling interests	16	11	32	18	23
Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in Dollars):
Basic/diluted (loss)/profit per share	(0.25)	8.07	4.40	(7.67)	1.36
Basic/diluted (loss)/profit per share from continuing operations	(0.71)	8.17	(4.00)	(8.08)	0.24
Basic/diluted profit/(loss) per share from discontinued operations	0.46	(0.10)	8.40	0.41	1.12
Statements of Financial Position Data
Cash and cash equivalents	$147	$131	$1,417	$327	$384
Short-term deposits and restricted cash	33	50	7	90	309
Trade receivables	39	36	44	284	123
Other current assets	40	41	36	50	45
Income tax receivable	—	—	—	11	4
Inventories	—	—	—	92	51
Asset held for sale	70	70	—	—	—
Total current assets	329	328	1,504	854	916
Total non-current assets[4]	1,179	1,127	1,022	4,284	3,567
Total assets	$1,508	$1,455	$2,526	$5,138	$4,483
Total current liabilities	105	90	806	1,045	653
Total non-current liabilities	$691	$649	$669	$3,199	$2,566
Equity attributable to the owners of the Company	623	649	983	681	1,061
Share capital	$602	$602	$1,267	$1,267	$1,267
Total equity	$712	$716	$1,051	$894	$1,264
Total liabilities and equity	$1,508	$1,455	$2,526	$5,138	$4,483
Basic/Diluted weighted average common shares outstanding used in calculating profit/(loss) per share (thousands)	53,856	53,826	53,761	53,720	53,649
Statements of Cash Flow Data
Net cash provided by operating activities	$86	$52	$392	$162	$290
Net cash (used in) / provided by investing activities	(5)	(113)	585	(400)	(737)
Net cash (used in) / provided by financing activities	(74)	(1,217)	97	175	233
Increase / (decrease) in cash and cash equivalents	7	(1,278)	1,074	(63)	(214)

(1)
Results during these periods have been reclassified to reflect the Inkia Business as discontinued operations. For further information, see Note 29 to our financial statements included in this annual report.

(2)	Includes the consolidated results of OPC and Primus and, until its liquidation in July 2017, the consolidated results of HelioFocus.

(3)	Consists of the results of operations of the Inkia Business for 2015 through 2017.

(4)	Includes Kenon’s associated companies: (i) Qoros, (ii) ZIM and (iii) Tower (until June 30, 2015).

Selected Reportable Segment Data

Kenon is a holding company of (i) a 70% interest in OPC, (ii) a 100% interest in Quantum (Kenon owns a 12% interest in Qoros through Quantum), (iii) a 32% interest in ZIM, and (iv) a 91% interest in Primus. In light of market conditions, Primus has decided to significantly reduce its operations. Kenon used to also hold interests in (i) the Inkia Business, which was sold effective December 31, 2017, (ii) a 22.5% interest in Tower, which was distributed to Kenon shareholders in 2015 and (iii) HelioFocus, which was liquidated in July 2017.

The results of the following companies are included in Kenon’s statements of profit and loss as share in losses of associated companies, net of tax, for the years set forth below, except as otherwise indicated: (i) Qoros and (ii) ZIM.

Kenon’s segments are OPC, Quantum and Other. Kenon’s Other segment includes the results of Primus, IC Green (Company level), ZIM and Kenon (Company level).

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
		(in millions of USD, unless otherwise indicated)
Revenue	$373	$—	$—	$373
Depreciation and amortization	(31)	—	—	(31)
Financing income	2	—	16	18
Financing expenses	(28)	—	(2)	(30)
Fair value loss on put option	—	(19)	—	(19)
Recovery of financial guarantee	—	11	—	11
Share in losses of associated companies	—	(37)	(4)	(41)
Profit / (Loss) before taxes	$48	$(45)	$(8)	$(5)
Income taxes	(14)	—	(3)	(17)
Profit / (Loss) from continuing operations	$34	$(45)	$(11)	$(22)

Segment assets[3]	$1,000	$72	$246 [4]	$1,318
Investments in associated companies	—	106	84	190
Segment liabilities	762	—	34 [5]	796

(1)
Subsidiary of Kenon that owns Kenon’s equity holding in Qoros. In January 2018, our ownership in Qoros was reduced from 50% to 24% in connection with the investment in Qoros by the Majority Shareholder in Qoros. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros and, as a result, Kenon currently has a 12% interest in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	Excludes investments in associates.

(4)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

	Year Ended December 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	$363	$—	$1	$—	$364
Depreciation and amortization	(30)	—	—	—	(30)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Gain on third party investment in Qoros	—	504	—	—	504
Fair value loss on put option	—	(40)	—	—	(40)
Recovery of financial guarantee	—	63	—	—	63
Share in losses of associated companies	—	(78)	(27)	—	(105)
Profit / (Loss) before taxes	$36	$457	$(31)	$—	$462
Income taxes	(10)	—	(1)	—	(11)
Profit / (Loss) from continuing operations	$26	$457	$(32)	$—	$451

Segment assets[4]	$893	$92	$239 [5]	$—	$1,224
Investments in associated companies	—	139	92	—	231
Segment liabilities	700	—	39 [6]	—	739

(1)
Subsidiary of Kenon that owns Kenon’s equity holding in Qoros. In January 2018, our ownership in Qoros was reduced from 50% to 24% in connection with the investment in Qoros by the Majority Shareholder in Qoros. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros and, as a result, Kenon currently has a 12% interest in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	“Adjustments” includes inter segment financing income and expense.

(4)	Excludes investments in associates.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities

	Year Ended December 31, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	$365	$—	$1	$—	$366
Depreciation and amortization	(30)	—	(1)	—	(31)
Impairment of assets and investments	—	—	29	—	29
Financing income	1	—	13	(11)	3
Financing expenses	(34)	(6)	(41)	11	(70)
Share in (losses)/income of associated companies	—	(121)	10	—	(111)
Profit / (Loss) before taxes	$23	$(127)	$(32)	$—	$(136)
Income taxes	(9)	—	(64)	—	(73)
Profit / (Loss) from continuing operations	$14	$(127)	$(96)	$—	$(209)

Segment assets[5]	$940	$16	$1,448 [6]	$—	$2,404
Investments in associated companies	—	2	120	—	122
Segment liabilities	743	75	657 [7]	—	1,475

(1)	Results for this period reflect the results of the Inkia Business as discontinued operations. For further information, see Note 29 to our financial statements included in this annual report.

(2)
Subsidiary of Kenon that owns Kenon’s equity holding in Qoros. In January 2018, our ownership in Qoros was reduced from 50% to 24% in connection with the investment in Qoros by the Majority Shareholder in Qoros. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros and, as a result, Kenon currently has a 12% interest in Qoros.

(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.

(5)	Excludes investments in associates.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

OPC

The following tables set forth other financial and key operating data for OPC for the periods presented:

	2019	2018	2017
	($ millions, except as otherwise indicated)
Net income for the period	34	26	14
EBITDA[1]	105	91	86
Net Debt[2]	400	401	395
Net energy generated (GWh)	3,811	3,383	3,655
Energy sales (GWh)	4,030	3,965	3,988

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

The following table sets forth a reconciliation of OPC’s net income to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies:

	Year Ended December 31,
	2019	2018	2017
	(in millions of USD)
Net income for the period	$34	$26	$14
Depreciation and amortization	31	30	30
Finance expenses, net	26	25	33
Income tax expense	14	10	9
EBITDA	$105	$91	$86

(2)
Net debt is calculated as total debt, minus cash (which includes short term deposits and restricted cash and long-term deposits and restricted cash). Net debt is not a measure recognized under IFRS. The tables below sets forth a reconciliation of OPC’s total debt to net debt.

	Year Ended December 31, 2019
	OPC-Rotem	OPC-Hadera	Energy & Others	Total OPC
	(in millions of USD)
Total debt(i)	346	194	82	622
Cash(ii)	55	3	94	152
Net Debt	$291	$191	$(12)	$470

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long-term and short-term debt.

(ii)	Includes cash and cash equivalents and short-term deposits of $111 million; and includes debt service reserves (out of the restricted cash of $41 million).

	Year Ended December 31, 2018
	OPC-Rotem	OPC-Hadera	Energy & Others	Total OPC
	(in millions of USD)
Total debt(i)	336	172	79	587
Cash(ii)	72	14	100	186
Net Debt	$264	$158	$(21)	$401

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long-term and short-term debt.

(ii)	Includes cash and cash equivalents and short-term deposits of $115 million; and includes debt service reserves (out of the restricted cash) of $26 million.

	Year Ended December 31, 2017
	OPC-Rotem	OPC-Hadera	Energy & Others	Total OPC
	(in millions of USD)
Total debt(i)	383	144	91	618
Cash(ii)	86	31	106	223
Net Debt	$297	$113	$(15)	$395

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long-term and short-term debt.

(ii)
Includes short-term deposits and restricted cash of $0 million; and includes long-term deposits and restricted cash of $76 million including $22 million in cash that was deposited into an escrow account in connection with the Tamar gas dispute. For further information, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations —Legal Proceedings.”

Set forth below is a summary of certain OPC key historical financial and other operational information, for the periods set forth below.

	Year Ended December 31,
	2019	2018	2017
	($ millions, except as otherwise indicated)
Revenue	373	363	365
Cost of Sales	(256)	(258)	(266)
Operating income	86	75	69
Operating margins	23%	21%	19%
Financing expenses, net	26	25	33
Net income for the period	34	26	14

Net Energy sales (GWh)	4,030	3,965	3,988

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the event that one or more of our businesses requires capital, either in accordance with their business plans or in response to new developments or to meet operating expenses, and such businesses are unable to raise such financing, Kenon may provide such financing by (i) issuing equity in the form of shares or convertible instruments (through a pre-emptive offering or otherwise), (ii) using funds received from the operations or sales of Kenon’s other businesses, (iii) selling part, or all, of its interest in any of its businesses, (iv) raising debt financing at the Kenon level or (v) providing guarantees or collateral in support of the debt of its businesses. To the extent that Kenon raises debt financing, any debt financing that Kenon incurs may not be on favorable terms, may impose restrictive covenants that limit how Kenon manages its investments in its businesses, and may also limit dividends or other distributions by Kenon. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices.

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

Kenon’s businesses may seek to access capital markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures and for general corporate purposes. The ability of Kenon’s businesses to access capital markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. Disruptions in the capital or credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing.

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

The Majority Shareholder in Qoros holds 63% of Qoros, following the acquisitions of 51% of Qoros from Kenon and Chery in 2018 and 12% of Qoros from Kenon in April 2020. As a result, Kenon and Chery now have 12% and 25% stakes in Qoros, respectively. Kenon can appoint two of nine Qoros directors (as opposed to half of the Qoros directors prior to the acquisitions). Although we still actively participate in the management of Qoros through our 12% interest and board representatives, our right to control Qoros decreased with the Majority Shareholder in Qoros’ investments. In addition, we may be further diluted if the Majority Shareholder in Qoros increases their investment and our right to control may further decrease accordingly. For further information, see “Item 4.B Business Overview—Our Businesses—Qoros —Qoros’ Investment Agreement” and “Item 4.B Business Overview—Our Businesses—Qoros—Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros.”

In addition, we rely on the internal controls and financial reporting controls of our businesses and the failure of our businesses to maintain effective controls or to comply with applicable standards could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements requires the prompt receipt of financial statements that comply with applicable accounting standards and legal requirements from each of our subsidiaries and associated companies, some of whom rely on the prompt receipt of financial statements from each of their subsidiaries and associated companies. Additionally, in certain circumstances, we may be required to file with our annual report on Form 20-F, or a registration statement filed with the SEC, financial information of associated companies which has been audited in conformity with SEC rules and regulations and relevant audit standards. We may not, however, be able to procure such financial statements, or such audited financial statements, as applicable, from our subsidiaries and associated companies and this could render us unable to comply with applicable SEC reporting standards.

Our businesses are leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2019, OPC had $622 million of outstanding indebtedness, Qoros had outstanding indebtedness of RMB4 billion (approximately $577 million), and ZIM had outstanding indebtedness of approximately $1.6 billion.

Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. Consequently, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. Additionally, some of our businesses’ assets have been pledged to secure indebtedness, and as a result, the amount of collateral that is available for future secured debt or credit support and a business’ flexibility in dealing with its secured assets may be limited. Our businesses use a substantial portion of their consolidated cash flows from operations to make debt service payments, thereby reducing its ability to use their cash flows to fund operations, capital expenditures, or future business opportunities. Additionally, ZIM remains highly leveraged and continues to face risks associated with those of a highly leveraged company.

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

In addition, we have back-to-back guarantee obligations to Chery of approximately $23 million and have pledged substantially all of our interest in Qoros to support certain Qoros debt, as well as Chery’s guarantees of Qoros debt.

We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery. The investment was made pursuant to an investment agreement among the Majority Shareholder in Qoros, Quantum, Wuhu Chery Automobile Investment Co., Ltd. (a subsidiary of Chery), or Wuhu Chery, and Qoros. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%.

Under the investment agreement, Kenon has put rights with respect to its interest in Qoros, see “Item 4.B Business Overview—Our Businesses—Qoros —Qoros’ Investment Agreement—Kenon’s Put Option.” If the Majority Shareholder in Qoros (and the other company within the Baoneng Group which has effectively guaranteed the Majority Shareholder in Qoros’ obligations under the put right by also serving as a grantor of the put) is unable to purchase Kenon’s equity interest in Qoros upon exercise of the put option, or if any exercise of the put option does not result in a purchase of Kenon’s shares in accordance with the terms thereof for any other reason, this could have a material adverse effect on Kenon.

As part of the investment agreement, the Majority Shareholder in Qoros assumed its pro rata share (based on the 51% equity ownership it originally acquired in 2018) of the guarantees and pledges provided by Quantum and Wuhu Chery in respect of Qoros debt, which is subject to further adjustment following any future changes in the equity ownership in Qoros (including as a result of the 2020 sale described above or the exercise of the put option under the investment agreement). The Majority Shareholder in Qoros has agreed to assume its pro rata share of the pledge obligations with respect to the RMB1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. Therefore, as a result of these sales, the Majority Shareholder in Qoros is required to pledge additional shares or to provide other support acceptable to the lender banks. To date, Kenon has not been proportionately released by the bank lenders from these pledge obligations. To the extent that Kenon’s pledge is not released as required due to failure to obtain bank consents or otherwise, this could adversely impact Kenon and its ability to exercise its put rights with respect to its remaining interest in Qoros.

In connection with its January 2018 investment in Qoros, the Majority Shareholder in Qoros agreed to introduce a minimum number of vehicle purchase orders to Qoros each year between 2018 and 2020 following the entry into further agreements with respect to these purchases. This minimum number of purchases orders was not met in 2018 or 2019 and there is no assurance that it will be met in 2020.

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

We have outstanding back-to-back guarantees to Chery of approximately $23 million, plus certain interest and fees, in respect of certain of Qoros’ indebtedness. In addition, from time to time, we have held, and may hold, a portion of our available cash in RMB, which may expose us to RMB exchange rate fluctuations.

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

If our businesses do not manage their interest rate risks effectively, our cash flows and operating results may suffer.

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

In addition, the business and operating results of each of our businesses have been and may continue to be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of a novel strain of coronavirus, first identified in Wuhan, Hubei Province, China in December 2019. The coronavirus outbreak has and could continue to adversely affect the economies and financial markets of many countries, which has had and could continue to have an adverse effect on our business. See also, “—Risks Related to OPC—OPC’s operations and financial condition may be adversely affected by the outbreak of the coronavirus,” “—Risks Related to Our Interest in Qoros—The impact of the coronavirus on Qoros’ operations and the operations of its suppliers may harm its business” and “—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—The coronavirus outbreak has had a significant impact on global markets and the global economy which is expected to impact the container industry and ZIM.” The coronavirus outbreak has led to quarantines, cancellation of events and travel, business and school shutdowns and restrictions, supply chain interruptions, increased unemployment and overall economic and financial market instability. Further spread of the coronavirus could cause additional quarantines, reduction in business activity, labor shortages and other operational disruptions. The full impact of this outbreak will depend on future developments, including continued or further severity of the outbreak of the coronavirus and the actions to contain the coronavirus or treat its impact.

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. Slower growth or deterioration in the global economy (as a result of recent volatility in global markets, the coronavirus outbreak, trade protectionism and commodity prices, or otherwise) could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses’ operations expose us to risks associated with conditions in those markets where they operate.

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

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas for OPC and bunker and containers for ZIM), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited- or sole-source suppliers. For more information on the risks relating to supplier concentration in relation to OPC, see “—Risks Related to OPC— Supplier concentration may expose OPC to significant financial credit or performance risk.”

A disruption in deliveries from these and other third-party suppliers, contract manufacturers or service providers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities, including as a result of the coronavirus outbreak or catastrophic events, could have an adverse effect on the ability of our businesses to meet their commitments to customers or could increase their operating costs. Our businesses could encounter supply problems and may be unable to replace a supplier that is not able to meet their demand in either the short- or the long-term; these risks are exacerbated in the case of raw materials or component parts that are sourced from a single-source supplier. Furthermore, quality and sourcing issues experienced by third-party providers can also adversely affect the quality and effectiveness of our businesses’ products and/or services and result in liability and reputational harm that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

As of December 31, 2019, OPC employed 96 employees, Qoros employed approximately 2,700 employees and ZIM employed approximately 3,500 employees. Our businesses have experienced and could experience strikes, industrial unrest, work stoppages or labor disruptions as a result of the coronavirus outbreak. Any disruptions in the operations of any of our businesses as a result of labor stoppages, strikes or other disruptions could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage or other disruption at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available.

A disruption in our and each of our business’ information technology systems, including incidents related to cyber security, could adversely affect our business operations

Our business operations, and the operations of our businesses, rely upon the accuracy, availability and security of information technology systems for data processing, storage and reporting. As a result, we, and our businesses, maintain information security policies and procedures for managing such information technology systems. However, such security measures may be ineffective and our information technology systems, or those of our businesses, may be subject to cyber-attacks. A number of companies around the world have been the subject of cyber security attacks in recent years, including in Israel where we have a large part of our businesses. These attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other perpetrators of corporate espionage.

Cyber security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our and our business’ information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information. In addition, any system failure, accident or security breach could result in business disruption, unauthorized access to, or disclosure of, customer or personnel information, corruption of our data or of our systems, reputational damage or litigation. We or our operating companies may also be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties. These cyber security threats are constantly evolving. We, therefore, remain potentially vulnerable to additional known or yet unknown threats, as in some instances, we, our businesses and our customers may be unaware of an incident or its magnitude and effects. Should we or any of our operating businesses experience a cyber-attack, this could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operations.

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

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen substantial anti-bribery law enforcement activity, with aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. We operate, through our businesses, in some parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in construction and energy production, they are often subject to increased scrutiny by regulators. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity. We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, our post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

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

OPC is in the process of the construction and development of power generation facilities and is contemplating further such development. Existing regulation, such as antitrust laws, regulation by virtue of the Israeli Concentration Law, or regulation by virtue of the Israeli Electricity Sector Law 5756-1996, or Electricity Sector Law, with respect to holdings in generation licenses, may restrict the expansion of OPC’s activity in Israel.

According to the Israeli Concentration Law, when allocating and determining the terms of certain rights, including the right to an electricity generation license under certain circumstances, the regulator must consider the promotion of competition in the relevant industry sector and the Israeli economy generally. If the right is on the list of rights that may have a material impact on competition, the regulator must consult with the Israel Antitrust Commissioner regarding sector concentration. Kenon, OPC, and OPC’s subsidiaries are considered concentration entities under the Israel Corporation Group for purposes of sector-specific and economy-wide concentration. The list of concentration entities also includes Mr. Idan Ofer, who is the beneficiary of entities that indirectly hold a majority of the shares in Kenon, and includes a list of other entities which may be affiliated with Mr. Idan Ofer, including ZIM, in which Kenon holds a 32% interest. With respect to economy-wide concentration, this may affect OPC’s or its subsidiaries’ ability to receive a generation license if it involves the construction and operation of power plants exceeding 175 MW. For example, in August 2017, the Israel Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration, or the Concentration Committee, recommended to the Electricity Authority, or EA not to grant a conditional license for the Tzomet project. The conditional license was eventually approved after OPC and the Idan Ofer group had complied with certain conditions agreed with the Concentration Committee, including the completion of the sale of the Idan Ofer group’s shares in Reshet Media Ltd. in April 2019. Therefore, OPC’s expansion activities and future projects have been and could in the future be limited by the Israeli Concentration Law.

Following the Israeli Government’s electricity sector reform, as part of which the IEC is expected to sell five of its sites, the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances, entities will not be permitted to hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. The generation capacity of an entity’s related parties with generation licenses will be counted towards such entity’s capacity for purposes of this 20% limitation. These principles may therefore increase competition and impose limitations on OPC’s ability to expand its business. In addition, the EA published proposed regulations in respect of maximum holdings in generation licenses which are not identical to the Competition Authority principles. The Competition Authority has stated that the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC), while, the EA has proposed regulation whereby the relevant limit is 20% of 14,000 MW (including capacity of IEC). We may be subject to more restrictive interpretation. The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW.

In addition, OPC is examining possibilities for expanding its electricity generation activities by means of construction of power plants and/or acquisition of power plants (including in renewable energy) outside of Israel. The regulatory environment or other limitations or restrictions in such jurisdictions may restrict OPC’s ability to expand its business in such other jurisdictions.

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

If the generation component tariffs published by the EA change as a result of, among other things, fluctuations in currency exchange rates or IEC fuel costs, OPC’s revenues from sales to private customers and cost of sales will be affected. The EA has published the electricity tariffs for 2020, which included a decrease of the EA’s generation component tariff by approximately 8%.

Furthermore, the gas price formula determined in the agreements with the Tamar Group is subject to a minimum U.S. dollar price mechanism. When the price of gas is equal to or lower than the minimum price, as was the case for example in 2016-2018 (excluding one month in 2018) for OPC-Rotem and which is expected to be the case for OPC-Rotem and OPC-Hadera in 2020, reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem and/or OPC-Hadera, but rather to a reduction in profit margins. For OPC-Rotem, the effect on profit margins depends on the US$/NIS exchange rate fluctuations. Therefore, declines in the EA generation component tariff below the minimum price may not result in a corresponding decline in natural gas expenses, due to the floor price mechanism and may lead to a decline in profit margins because the gas price may not decrease as much as revenues.

OPC is leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations.

As of December 31, 2019, OPC had $622 million of outstanding indebtedness. The debt instruments to which OPC and its operating companies are party to require compliance with certain covenants and limitations, including:

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

OPC’s ongoing activities may be affected by technical disruptions and faults to critical equipment. For instance, various natural disasters, such as earthquakes or fires, may harm OPC’s facilities and thereby affecting its operations and supply of electricity. Due to the nature of OPC’s activities, which, for example, include the use and storage of flammable materials and working with high temperatures and pressures, OPC’s facilities are exposed to the risk of fire hazards. Should natural disasters damage OPC’s facilities, restoration may involve the investment of significant resources and time, which would likely lead to full or partial shutdown of the generation facilities that are damaged. Losses that are not fully covered by OPC’s insurance policies may have an adverse effect on OPC.

In addition, maintenance work may result in operational shutdowns and impact results. For example, as planned, major overhaul maintenance work was completed between September and November 2018, which halted the OPC-Rotem plant’s operations along with the related energy generation activities, which impacted results for that period. OPC’s long-term service agreement for the maintenance of OPC-Rotem includes timetables for performance of the maintenance work, and in particular the first “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is completed approximately every 18 months, with the next regular maintenance work scheduled to occur in Q2 2020, which is expected to halt the OPC-Rotem plant’s operations for two to three weeks.

The political and security situation in Israel may affect OPC.

A deterioration of the political and security situation in Israel may adversely affect OPC’s activities and harm its assets. Security and political events such as a war or acts of terrorism may harm the facilities serving OPC (including the power station facilities owned by the Company), the construction of the OPC’s current development projects and future projects, computer systems, facilities for transmission of natural gas to the power stations and the electricity transmission grid. In addition, such acts may have an adverse effect on OPC’s material suppliers, thereby limiting OPC’s ability to supply electricity to its customers reliably. Likewise, a deterioration in the political and security situation in Israel may have a negative effect on OPC’s ability to construct new projects, to raise capital for new projects and to initiate new projects in areas exposed to a security risk. Negative developments in the political and security situation in Israel and various security events may cause additional restrictions on OPC, including boycotts by various parties. In addition, in such cases, parties with whom OPC has contracted may claim to terminate their obligations pursuant to the agreements with the OPC due to the occurrence of force majeure events. In addition, some of OPC’s employees may be called for reserve military duty and their absence may have an adverse effect on OPC’s operations.

OPC’s operations and financial condition may be adversely affected by the outbreak of the coronavirus.

In December 2019, a novel strain of coronavirus was identified in Wuhan, Hubei Province, China, prompting precautionary government-imposed closures of certain travel and businesses. The virus has currently spread across China and to other countries globally, and may continue to spread. In February 2020, Energean (an entity with which OPC has entered into gas supply agreements, that are expected to come into effect in the first half of 2021) issued a “force majeure notice” under its agreements with OPC, notifying OPC that part of its production in China, including personnel and resources, have been affected by the coronavirus outbreak. In March 2020, Energean also notified OPC that Energean’s EPC contractor had issued a force majeure notice to Energean as a result of the coronavirus outbreak. Energean was unable to predict the impact at the time of the notices, including with respect to any delays in the commercial operation of its reservoir, if any. There is, therefore, no guarantee that such alternative gas supply will be available by 2021 or at all, which could have a material adverse effect on OPC’s business, financial condition and results of operations. Furthermore, in March 2020, the EPC contractor of the OPC-Hadera power plant notified OPC that the quarantine instructions and limitations imposed on entry into Israel as a result of the coronavirus are expected to delay completion of the OPC-Hadera power plant acceptance tests, which could result in a delay in the commercial operation of the OPC-Hadera power plant. The maintenance contractor of the OPC-Rotem plant also notified OPC that the limitations as a result of the coronavirus may delay or adversely impact the planned maintenance of the OPC-Rotem power plant, which is planned to take place in April 2020. Both contractors informed OPC that these circumstances constitute a force majeure under their agreements with OPC. The coronavirus outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, supply chain interruptions and overall economic and financial market instability. Further spread of the coronavirus could cause additional quarantines, reduction in business activity and consumption in the Israeli market, labor shortages and other operational disruptions. The full impact of this outbreak on OPC will depend on future developments, including continued or further severity of the outbreak of the coronavirus, the extent the virus spreads to other regions, including Israel, and the actions to contain the coronavirus or treat its impact which are outside of OPC’s control.

Changes in the Consumer Price Index in Israel or the U.S. Dollar to NIS exchange rate could adversely affect OPC.

Inflation in Israel may affect OPC. A significant portion of the liabilities of OPC and its subsidiaries is linked to the CPI, including the interest rates applicable to a substantial part of the OPC-Rotem, OPC-Hadera and Tzomet loans. Therefore, changes to the CPI could impact OPC’s financing expenses and results of operations. In addition, to the extent that the price OPC pays for gas is above the floor price in its gas supply agreements, the price it pays for gas is linked in part to the U.S. Dollar to NIS exchange rate, and accordingly variations in such rate can impact OPC’s results. The IEC’s electricity tariff is also set, in part, in accordance with the IEC’s fuel costs that are denominated in U.S. Dollars and is therefore also affected by variations in the U.S. Dollar to NIS exchange rate.

There are barriers to exit in connection with the disposal or transfer of OPC and its businesses, development projects or other assets.

OPC may face exit barriers, including high exit costs or objections from various parties (whose approval OPC requires), in connection with dispositions of its operating companies, development projects or their assets. For example, pursuant to Electricity Sector Law the transfer of control over an entity that holds a generation license in Israel must be approved by the EA. Additionally, there are restrictions on a transfer of control of OPC, OPC-Rotem, OPC-Hadera and Tzomet, pursuant to, among others, OPC-Rotem’s and Tzomet’s PPAs with the Israel Electric Corporation, or IEC, the trust deed relating to OPC’s bonds, and OPC-Rotem’s, OPC-Hadera’s and Tzomet’s credit agreements. Such restrictions may prohibit or make it difficult for OPC to dispose of its interests in its businesses.

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

OPC holds 80% of OPC-Rotem and has entered into a shareholders’ agreement with the minority shareholder.

Although OPC owns a majority of the voting equity in OPC-Rotem (80%), it has entered into shareholders’ agreements with Veridis, the 20% minority shareholder of OPC-Rotem. The shareholders’ agreement grants Veridis certain minority rights, including veto rights over certain decisions, including (i) changes to OPC-Rotem’s constitutional documents, (ii) the liquidation of OPC-Rotem, (iii) changes to the rights attached to OPC-Rotem’s shares that may prejudice shareholders, (iv) entry into related party transactions, (v) changes in OPC-Rotem’s activities and entry into new projects, (vi) significant acquisitions and dispositions, (vii) changes in OPC-Rotem’s share capital or incurrence of significant debt and (viii) appointment or dismissal of directors on behalf of Veridis or the auditors. The agreements also provide for a right of first refusal and tag-along rights in the event of a sale of OPC-Rotem shares by any of the parties. Therefore, OPC’s ability to develop and operate OPC-Rotem may be limited if OPC is unable to obtain the approval of Veridis for certain corporate actions OPC deems to be in the best interest of OPC-Rotem. In addition, OPC’s ability to dispose of its interest in OPC-Rotem may be limited as a result of the foregoing. OPC’s operation of OPC-Rotem may also subject OPC to litigation proceedings initiated by Veridis.

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

In addition, most of OPC-Rotem’s and Hadera Energy Center’s operations employees are employed through a collective agreement. Collective agreements may reduce managerial flexibility and impose additional costs on OPC. For further information on these collective agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

The interruption or failure of OPC’s information technology, communication and processing systems or external attacks and invasions of these systems, including incidents relating to cyber security, could have an adverse effect on OPC.

OPC uses information technology systems, telecommunications and data processing systems to operate its businesses and relies on the accuracy, availability and security of information technology systems for data processing, storage and reporting. In recent years, cyber security attacks of security systems have increased globally and OPC could be exposed to such attacks, which may harm its business and operations or result in reputational damage. These attacks are becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other perpetrators of corporate espionage. Given the security risks in Israel and the industry in which OPC operates, it may be particularly susceptible to cyber security attacks.

If a cyber-attack occurs, OPC may not be able to prevent harm on its information systems and any such attack could have a significant effect on OPC’s operations. Cyber security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks, remote control and shutdown of critical systems, and other electronic security breaches of OPC’s information technology systems and its power plant facilities as well as the information technology systems of its customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information. Furthermore, damage to such systems may result in service delays or interruptions to OPC’s ability to provide electricity to its customers. In addition, any system failure, accident or security breach could result in business disruption, unauthorized access to, or disclosure of, customer or personnel information, corruption of OPC’s data or of its systems, reputational damage or litigation. OPC may also be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties. These cyber security threats are constantly evolving. OPC, therefore, remains potentially vulnerable to additional known or yet unknown threats, as in some instances, OPC and its customers may be unaware of an incident or its magnitude and effects. Should OPC experience a cyber-attack, this could have a material adverse effect on its reputation, business, financial condition or results of operations.

OPC is exposed to litigation and administrative proceedings.

OPC is involved in various litigation proceedings, and may be subject to future litigation proceedings, which could have adverse consequences on its business, see Note 20 to our financial statements included in this annual report.

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

OPC and its subsidiaries maintain insurance policies intended to reduce various risks, including policies related to development projects, as is customary in the industry. However, the existing insurance policies maintained by OPC and its subsidiaries may not cover certain types of damages or may not cover the entire scope of damage caused. In addition, OPC may not be able to obtain insurance on comparable terms in the future. OPC and its subsidiaries may be adversely affected if they incur losses that are not fully covered by their insurance policies.

OPC’s operations are significantly influenced by regulations.

OPC is subject to significant government regulation. OPC-Rotem, OPC-Hadera and Tzomet are governed by different regulatory regimes set by the EA and any future projects will also be governed by different regulations, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” OPC is therefore exposed to changes in these regulations as well as changes to regulations applicable to sectors that are associated with the company’s activities. Regulatory changes may have an adverse effect on OPC’s activity and results or on its terms of engagement with third parties, such as its customers and suppliers, such as the Tamar Group. In the coming years, OPC expects frequent regulatory changes in the industry, including in relation to the private electricity market in Israel, which is a new and developing market. Regulatory changes may impact the power stations owned by OPC or the power stations that it intends to develop, including the economic feasibility of establishing new power stations.

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

Additionally, OPC requires certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. For example, in November 2017, OPC-Rotem applied to the EA to obtain a supply license. In February 2018, the EA responded that OPC-Rotem needs a supply license to continue selling electricity to customers and that the license will not change the terms of the PPA between OPC-Rotem and the IEC. The EA also stated that it will consider OPC-Rotem’s supply license once the issue of electricity trade in the Israeli economy has been comprehensively dealt with. OPC-Rotem has not received a supply license to date and there is no assurance regarding the receipt of the license and its terms. If OPC-Rotem does not receive a supply license, it may adversely affect OPC-Rotem’s operations. In February 2020, the EA issued standards regarding deviations from consumption plans submitted by private electricity suppliers, which will become effective on September 1, 2020, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” The EA has stated that this regulation will apply to OPC-Rotem after supplementary arrangements have been determined for OPC-Rotem, which have yet to be determined. This regulation could limit OPC-Rotem’s operations if it does not obtain a supply license or if it obtains a license that contains more restrictive terms than expected. OPC is still examining the effects of the decision on OPC-Rotem and OPC-Hadera.

Furthermore, the grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet’s compliance with the conditions set by law. If Tzomet is unable to obtain the permanent generation license in time or at all this may result in the project not being completed in time or at all and, therefore, have a material adverse effect on OPC’s business, financial condition and results of operations. See also “—OPC faces risks in connection with the expansion of its business.”

Construction and development projects may not be completed or, if completed, may not be completed on time or perform as expected.

OPC faces risks in connection with its construction and development projects, including future projects, in particular because it owns projects at a development stage. Constructing and developing a power station project entails certain risks, such as:

•	delays in project completion,

•	costs exceeding budget,

•	risks associated with the construction contractor,

•	supply and operation of key equipment,

•	performance of works at the required specifications,

•	receipt of services required from the IEC to establish the station and connect it to the grid (which may be affected by sanctions and IEC strikes),

•	impact on PPAs from any delays in completing new projects,

•	applicable regulations, and

•
obtaining the required approvals and permits for the development and operation of the station, including obtaining permits required in connection with the environment, including emission permits, and compliance with their terms.

OPC faces these risks in the development of its OPC-Hadera and Tzomet projects.

OPC-Hadera

OPC-Hadera is party to the OPC-Hadera’s power plant EPC agreement with SerIDOM Servicios Integrados IDOM S.A.U., or IDOM, and a maintenance agreement with General Electric International, Inc. and its affiliates, or GE. Breaches by IDOM or GE, including failure to meet certain fixed schedules and supply the primary equipment on time, or in the required quality, are likely to delay or hinder the establishment of the OPC-Hadera’s power plant, and may also hamper the performance of the OPC-Hadera’s power plant once it is built, and as a result cause material harm to OPC. IDOM has agreed to compensate OPC-Hadera in case of a delay or non-compliance with the terms determined in the agreement in connection with the operation of the power plant. However, the agreed compensation for the underperformance of the OPC-Hadera’s power plant is limited and, as of December 31, 2019, OPC-Hadera has recognized a receivable of NIS 52 million (approximately $15 million) in respect of such compensation.

In March 2020, IDOM notified OPC that the quarantine instructions and limitations imposed on entry into Israel as a result of the coronavirus are expected to delay the arrival of a foreign technical team required by IDOM for the completion of the acceptance tests of the OPC-Hadera power plant and that, as a result, completion of the OPC-Hadera power plant acceptance tests is expected to be delayed. At this stage, OPC cannot estimate the duration of the delay, if any, in the commercial operation of the OPC-Hadera power plant.

Additionally, the establishment of part of the infrastructure to connect the OPC-Hadera’s power plant and the Hadera Paper mill is Hadera Paper’s responsibility. If Hadera Paper, which we do not control, does not meet its obligations to establish the infrastructure by the agreed date, this may lead to delays and obstructions in the development and operation of the OPC-Hadera’s power plant, thus adversely affecting OPC’s business and results of operations.

OPC-Hadera has entered into a financing agreement to finance the construction of OPC-Hadera’s power plant, and funding under this agreement is subject to conditions, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Hadera Financing.” In March 2020, the lenders under this agreement granted OPC-Hadera’s request to extend the COD under the agreement to June 2020. If OPC-Hadera is unable to comply with any of the conditions this could impact the financing for the construction of the power plant and result in delays or an inability to complete the project.

Pursuant to OPC-Hadera’s conditional license, the license is valid until March 2021 (following extension from the previous March 2020 expiration date). Expiration of the conditional license prior to the receipt of a permanent license would constitute grounds for an event of default under OPC-Hadera’s financing agreement.

Furthermore, in the event of significant delays past the agreed COD date, the majority of customers have the right to cancel PPAs, subject to certain conditions.

OPC-Hadera is expected to reach COD in Q2 2020. The commercial operation date may be further delayed as a result, among others, of factors that are outside OPC’s control, including the effects of the coronavirus outbreak, technical failures, unexpected delays in the test-running stage of the plant, lack of a permanent generation license and supply license and of the required regulatory approvals.

Tzomet

 Tzomet is subject to conditions set forth in its conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. If Tzomet is unable to meet such conditions this could result in a delay or inability to complete the project.

In September 2018, Tzomet entered into an EPC agreement with PW Power Systems LLC, or PW, for construction of the Tzomet project. In March 2020, Tzomet issued a notice to commence to the contractor under the agreement and extended the period for completion of construction by three months. OPC’s management currently does not expect that the extension will result in a delay in the project. For more information on Tzomet’s EPC agreement, see “Item 4.B Business Overview—OPC—OPC’s Description of Operations—Tzomet.” If OPC is unable to meet its commitments or achieve the milestones under the agreement, including in the case that OPC is unable to obtain relevant approvals, this could result in increased costs for or delays in the project, which could have a material adverse effect on our business, financial condition and results of operations.

In December 2019, Tzomet entered into a financing agreement to finance the construction of Tzomet’s power plant, and funding under this agreement is subject to conditions, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—Tzomet Financing.” If Tzomet is unable to comply with any of the conditions this could impact the financing for the construction of the power plant and result in delays or an inability to complete the project.

OPC faces competition from other IPPs.

In recent years, the Israeli government’s policy has been to open the electricity market to competition and to encourage the entry of private electricity producers. This policy has increased the number of private electricity producers, increasing the level of competition in the private generation market, which may have an adverse effect on OPC’s business. In 2019, 34% of the total electricity generation in Israel was generated by private producers as compared to 31% in 2018 and 28% in 2017.

Pursuant to the Electricity Sector Law (Amendment No. 16 and Temporary Order) (2018) that was published in July 2018, the IEC is required to sell five of its power stations through a tender process by 2023, which is expected to reduce the IEC’s market share to below 40%. OPC participated in the first tender, but was not the winning bidder. In 2019, OPC was admitted to the preliminary classification stage for the Ramat Hovav site tender process but there is no certainty that OPC will submit a bid or that it will be successful.

Furthermore, the IEC will be required to build and operate two new gas-powered stations, but will not be authorized to construct any new stations or recombine existing stations. This new law is expected to further increase competition from private producers, which may have an adverse effect on OPC’s business. For more information regarding this law, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.”

Increased competition could make it more difficult for OPC to enter into new long-term PPAs, renew the existing PPAs at the time they expire. OPC-Rotem has a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA. The term of the IEC PPA lasts until 20 years after the power station’s COD. According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both with certain restrictions set in the agreement): (1) provide the entire net available capacity of its power station to IEC or (2) carve out energy and capacity for direct sales to private consumers, and OPC-Rotem has accordingly allocated the entire capacity of the plant to private consumers since COD. Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice. If OPC is required to rely on the IEC PPA because it is unable to enter into sufficient PPAs as a result of increased competition, it will be faced with lower margins, which may have an adverse effect on its business, financial condition and results of operations. In January 2020, Tzomet entered into a PPA with the IEC, or the Tzomet PPA. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Administrator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

OPC is dependent on certain significant customers.

OPC has a small number of customers that purchase a significant portion of OPC’s output under PPAs that account for a substantial percentage of the anticipated revenue of its generation companies. OPC’s top five customers represented approximately 81% of its revenues in 2019; therefore, OPC’s revenues from the generation of electricity are highly sensitive to the consumption by significant customers. Therefore, should there be no demand for electricity from OPC’s significant customers or should such customers not fulfill their obligations, including by failing to make payments to OPC, OPC’s revenues could be significantly affected.

Intel and the ORL Group, a related party of OPC, are major OPC customers and represented approximately 22% and 21%, respectively, of OPC’s revenues in 2019. Loss of these customers could have a material adverse effect on OPC’s business and results of operations. In January 2018, a shareholder of the ORL Group filed a claim against, among others, OPC, regarding certain gas purchase transactions. If this suit or related considerations impacts OPC’s ability to do business with the ORL Group or other related parties, or if OPC were to otherwise lose these significant customers, this could impact OPC’s business and results of operations.

Furthermore, OPC-Hadera is dependent on Hadera Paper’s consumption of steam. If such consumption ceases, it could have a material effect on OPC’s operations and OPC-Hadera’s classification as a cogeneration electricity producer (which entails certain benefits). For further information on the regulations relating to cogeneration electricity producers, see “Item 4.B Business Overview—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—Regulatory Framework for Cogeneration IPPs.”

Supplier concentration may expose OPC to significant financial credit or performance risk.

The Tamar Group is OPC’s sole supplier of gas. If the Tamar Group is unable to supply OPC with its gas requirements, it could have a material adverse effect on OPC’s profitability. OPC has also entered into an agreement with Energean for the supply of gas in the future. Energean’s natural gas reservoirs have been established and Energean has announced that they’ll commence their gas supply by the first half of 2021. However, in February 2020, Energean issued a “force majeure notice” under its agreements with OPC, notifying OPC that its production facilities in China, including personnel and resources, have been affected by the coronavirus outbreak. In March 2020, Energean also notified OPC that Energean’s EPC contractor had issued a force majeure notice to Energean as a result of the coronavirus outbreak. Energean was unable to predict the impact at the time of the notices, including with respect to any delays in the commercial operation of its reservoir, if any. There is, therefore, no guarantee that such alternative gas supply will be available by 2021 or at all. In December 2019, supply from the Livyatan reservoir operated by a new gas supplier, the Leviathan Group (which includes Delek Drilling Limited Partnership, Noble Energy Mediterranean Ltd. and Ratio Oil Exploration (1992) Limited Partnership) commenced in the Israeli market; however, OPC does not have any agreements with this gas supplier.

OPC-Rotem has a single maintenance agreement with Mitsubishi Heavy Industries Ltd., or Mitsubishi, for the maintenance of its power station. If Mitsubishi is unable to perform its obligations under its contract with OPC-Rotem, including warranties, this could result in the technical malfunctioning of the power station. This could lead to delays in the supply of electricity, loss of revenues for OPC and a reduction in its profits. It could also have similar adverse effects on other projects once they are completed.

OPC-Hadera has a single maintenance agreement with GE and Tzomet has a single maintenance agreement with PW and are both subject to the same risks identified above.

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

Furthermore, there is currently a single company supplying natural gas to OPC and one company providing it with gas transmission services. OPC has an agreement with the same company to provide OPC with gas transmission services upon commencement of the Energean supply contract. Failure to comply with the requirements of these companies or limitations in the supply or transmission of gas by such companies could affect OPC’s ability to generate electricity using natural gas, which could have a material adverse effect on OPC’s business and results of operations. Finally, OPC’s plants require water for their operation. A continued disruption in the water supply could disrupt the operation of such plants.

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

Under the share purchase agreement, our subsidiary Inkia has agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations are supported by (a) a three-year pledge of shares of OPC which represent 25% of OPC’s outstanding shares as of the date of the pledge, (b) a deferral of $175 million of the purchase price in the form of a four-year $175 million deferred payment agreement, or the Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations. All of the foregoing time periods run from December 31, 2017. To the extent that Inkia is required to make indemnification payments under the share purchase agreement (and such payment obligations are agreed between buyer and seller or determined by a court in a non-appealable judgment), the buyer is entitled to seek recourse to the foregoing support arrangements in the following order: first, by exhausting rights under the OPC share pledge, second, by set off against amounts owing by the buyer under the Deferred Payment Agreement and third, against the Kenon guarantee.

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

We are subject to risk in relations to the Deferred Payment Agreement

As part of the consideration for the sale of the Inkia Business, $175 million of the purchase price payable to us was deferred in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, which agreement expires on December 27, 2021. The obligor under the Deferred Payment Agreement is Nautilus Energy TopCo LLC, or Nautilus Energy, which is one of the parent companies of the buyer of the Inkia Business. The obligations of Nautilus Energy under this agreement are secured by a pledge over its shares by its direct parent company and a pledge over the shares of the direct subsidiary of Nautilus Energy and a pledge over the shares of Nautilus Isthmus Holdings LLC by Nautilus Energy's direct parent company. The obligations of Nautilus Energy are structurally subordinated to all of the debt and other obligations of the buyer of the Inkia Business and the Inkia Business itself. Accordingly, to the extent that the buyer of the Inkia Business or the Inkia Business itself are required to make payments to their creditors, there could be insufficient funds remaining for Nautilus Energy to meet its obligations under the Deferred Payment Agreement. In addition, debt or other agreements may limit amounts which can be distributed or otherwise transferred to Nautilus Energy to make payments on the Deferred Payment Agreement. Finally, Nautilus Energy will depend on cash held or generated by the Inkia Business to be made available to it to meet its obligations under this agreement. ISQ Global Infrastructure Fund II, L.P., an indirect parent of Nautilus Energy, has provided a guarantee of Nautilus Energy’s obligations under the deferred payment agreement. However, this guarantee falls away upon a cross-acceleration of Nautilus Energy’s obligations under the deferred payment agreement. For further information see “Item 4.B Business Overview—Discontinued Operations— Inkia Business—Nautilus Energy TopCo LLC Deferred Payment Agreement.” In December 2019, Nautilus Energy, the Company and Inkia amended the Deferred Payment Agreement in order to permit Nautilus Energy Partners LLC, the direct parent of Nautilus Energy, to enter into a senior secured term loan agreement in an initial aggregate amount not to exceed $200 million. Nautilus Energy Partners LLC also has an option to increase the loan by an aggregate amount not to exceed $238 million which is to be used solely to repay the Deferred Payment Agreement. The new indebtedness was used to repay the indebtedness of the Inkia Business and was secured with a first priority security interest in Nautilus Energy's equity interests in Nautilus Distribution Holdings LLC (“Nautilus Distribution”) and secondary priority interests in Nautilus Energy's equity interests in Nautilus Inkia and Nautilus Energy Partners LLC's equity interests in Nautilus Energy.

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

Qoros has incurred losses since its inception and expects that this will continue until it achieves significantly higher levels of sales. Qoros’ operating expenses, debt service requirements, capital expenditures and other liquidity requirements are significant. Until Qoros experiences a significant increase in sales, it will continue to require additional financing, to meet these expenses and requirements. Qoros may continue to experience low sales and there is no assurance that Qoros will obtain additional financing.

Qoros has significant debt obligations and liquidity requirements. Qoros has historically relied, and continues to rely, upon capital contributions, loans, guarantees and pledges from its shareholders, and third-party loans supported by its shareholders, to fund its development and operations. Qoros has long-term and short-term credit facilities with lenders, but amounts available under such facilities are limited. Qoros actively manages its repayment requirements, trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

Qoros will continue to need additional financing from shareholders or third parties to meet its operating expenses, including accounts payable, and debt service requirements until it increases its sales levels. To the extent that the Majority Shareholder in Qoros provides additional financing to Qoros in the form of equity (or loans that convert to equity), Kenon’s interest in Qoros would be diluted.

Qoros’ success is dependent upon an increase in sales volumes.

Qoros’ sales decreased to approximately 26,000 vehicles in 2019, as compared to approximately 62,000 in 2018. Qoros needs to significantly increase sales to reach breakeven. In addition, a substantial portion of 2019 sales were made to entities introduced by the Majority Shareholder in Qoros. Qoros’ success will depend upon Qoros increasing its sales volumes, which will depend on, among other things:

•	the volume of vehicles purchased by customers introduced by the Majority Shareholder in Qoros;

•	the development of the Qoros brand;

•	successful development and launch of new vehicle models;

•	expansion and enhanced sales performance of its dealer network;

•	build-up of its aftersales and services infrastructure;

•	managing its procurement, manufacturing and supply processes;

•	establishing effective, and continuing to improve, customer service processes; and

•	securing additional financing to support its operating and capital expenses and further its growth and development.

Qoros will need to increase sales to a broad base of customers to establish its brand and create a sustainable customer base. Qoros’ success is also dependent upon the margins it achieves on the cars it sells.

In recent years, Qoros has sold a majority of its vehicles to leasing companies introduced by the Majority Shareholder in Qoros.

A significant portion of car sales in 2018 and 2019 were made to leasing companies, which were introduced by the Majority Shareholder in Qoros. If these entities reduce or cease their purchases from Qoros, it could have a material impact on sales which could have a material adverse effect on Qoros’ business, financial condition and results of operations. This concentration of sales also results in potential credit risk and impacts the development of the Qoros brand, which Qoros is seeking to establish across a broad customer base.

Qoros is significantly leveraged.

As of December 31, 2019, Qoros had total loans and borrowings of RMB4 billion (approximately $577 million). Qoros require additional financing for its continued development and operating expenses and is also seeking to extend repayment deadlines under its credit facilities.

Highly leveraged businesses are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. This is particularly true for Qoros, as Qoros has yet to generate positive cash flows from its operations. Qoros has limited cash flows and uses a portion of its liquidity to make debt service payments, including interest and amortization payments on its RMB3 billion, RMB1.2 billion and RMB700 million facilities. This debt reduces its ability to use cash flows from operations to fund its operations, capital expenditures, or future business opportunities.

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

Qoros has borrowed approximately RMB4.1 billion (approximately $0.6 billion) from an entity related to the Majority Shareholder in Qoros pursuant to shareholder loans which are due in 2021. Qoros repaid RMB0.9 billion (approximately $0.1 billion) of such loans in 2019.

Currently, Qoros’ debt-to-asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB3 billion syndicated credit facility. In 2016, the lenders under this credit facility waived compliance with the financial covenants under this facility through the first half of 2020. Qoros is planning to seek an extension of the waiver. If the waiver is not extended and Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after the waiver period, and Qoros’ syndicated lenders do not revise such covenants, Qoros’ lenders could accelerate the repayment of borrowings due under this credit facility. If Qoros does not maintain a good relationship with its lenders this could impact requests for lender consents, including the consents being sought by Majority Shareholder in Qoros, Chery and Kenon as pledgors of Qoros shares under the RMB1.2 billion facility in connection with the investment by the Majority Shareholder in Qoros.

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

In the event that any of Qoros’ lenders accelerate the payment of Qoros’ borrowings, Qoros would not have sufficient liquidity to repay such debt. Additionally, as a substantial portion of Qoros’ assets, including its manufacturing facility and significant portion of its intellectual property, secure its syndicated credit facility and other indebtedness, if Qoros were unable to comply with the terms of its debt agreements, this could result in the foreclosure upon and loss of certain of Qoros’ assets.

Kenon has outstanding “back-to-back” guarantee obligations to Chery in respect of guarantees that Chery has given in respect of Qoros’ bank debt and has pledged substantially all of its interests in Qoros to secure Qoros’ bank debt, as well as Chery’s guarantees of Qoros’ debt. Accordingly, if Qoros’ debt facilities become payable due to a default under these facilities or otherwise, Kenon may be required to make payments under its guarantees and could lose the shares in Qoros it has pledged. In addition, Kenon may be required to increase the amount of Qoros shares pledged (or Kenon may provide other credit support).

We have a minority interest in Qoros.

Kenon owns 12% of Qoros, as a result of the sale of half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros in April 2020. The Majority Shareholder in Qoros holds 63% of Qoros and Chery holds 25%.

Prior to the Majority Shareholder in Qoros’ investments, Kenon had a 50% interest in Qoros, and the right to appoint three of the six directors on the Qoros board, among various other management rights. Following the 2018 and 2020 sales of Qoros shares to the Majority Shareholder in Qoros, Kenon’s interest in Qoros has been diluted, and it is now entitled to only appoint two of the nine Qoros directors.

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

Qoros sources a portion of its engines and spare parts from Chery and has entered into various commercial agreements with respect to the provision of such supplies from Chery.

Qoros has also entered into a platform sharing agreement with Chery, pursuant to which Qoros provided Chery with the right to use Qoros’ platform in exchange for a fee. In 2018, Qoros entered into another platform sharing agreement with Chery, pursuant to which Chery provides Qoros with a modified version of the Qoros platform which was been further developed by Chery in exchange for a fee.

Qoros has total amounts payable to Chery in the amount of RMB336 million (approximately $48 million) as of December 31, 2019.

In recent years, Qoros has sold a significant portion of its cars to leasing companies that were introduced by the Majority Shareholder in Qoros, see “—In recent years, Qoros has sold a majority of its vehicles to leasing companies introduced by the Majority Shareholder in Qoros.”

Qoros has borrowed approximately RMB4.1 billion (approximately $0.6 billion) from an entity related to the Majority Shareholder in Qoros pursuant to shareholder loans due in 2021. Qoros repaid RMB0.9 billion (approximately $0.1 billion) of such loans in 2019.

Qoros may enter into additional commercial arrangements and agreements with shareholders or their affiliates in the future. Kenon’s ability to control the terms of such transactions may be limited. Such transactions could create potential conflicts of interest, which could impact the terms of such transactions.

The impact of the coronavirus on Qoros’ operations and the operations of its suppliers may harm its business.

In December 2019, a novel strain of coronavirus was identified in Wuhan, Hubei Province, China, prompting precautionary government-imposed closures of certain travel and business. Qoros’ manufacturing plant was closed for approximately two months as a result, but has since begun resuming manufacturing activities. This closure resulted in a halt of production and our administrative functions were also impacted by precautionary measures which resulted in workers staying home for periods of time. This outbreak has also impacted suppliers, upon whom we are dependent for production, some of which were subject to temporary facility closures. In addition, this outbreak has impacted car sales generally in China, as consumer activity has been significantly impacted. Therefore, the coronavirus outbreak is expected to impact Qoros’ results for the first part of 2020 and potentially beyond. The full impact of this outbreak on Qoros will depend on future developments, including continued or further severity of the outbreak of the coronavirus, the extent the virus spreads to other regions and the actions to contain the coronavirus or treat its impact. Qoros may be required to modify its production plan for 2020 in response to disruptions and temporary closures it experiences, including any such disruptions experienced by its suppliers, and incur expenses or delays relating to the coronavirus outbreak outside of its control, which could have a material adverse impact on Qoros’ business, financial condition and results of operations.

Qoros faces certain risks relating to its business.

Qoros faces the following risks relating to its business, which could have a material adverse effect on Qoros’ business, financial condition and results of operations:

•
Risks relating to the evolution of its vehicle models and brand and the achievement of broad customer acceptance — Qoros commenced commercial operations in the end of 2013 and has not achieved significant sales levels. Qoros’ future business and profitability depend, in large part, on its ability to sell vehicle models to its targeted customers in its targeted price range;

•
Risks relating to Qoros’ network of independent dealers to sell its automobiles — Qoros sells vehicles through a network of dealers. Qoros does not directly employ, and therefore cannot control, the salespersons of its dealer network and as a result Qoros’ dealer network may not achieve the required standards of quality of service. Qoros’ dealer network will likely be affected by conditions in the Chinese passenger vehicle market and the Chinese economy (which may impact Qoros, as a relatively new company, more than other established companies), the financial resources available to existing and potential dealers, the decisions dealers make as a result of the current and future sales prospects of Qoros’ vehicle models, and the availability and cost of the capital necessary to acquire and hold inventories of Qoros’ vehicles for resale. Qoros has had and may continue to have difficulty in expanding its dealer network if existing dealers are not performing well in terms of sales. Qoros’ dealerships decreased to 106 points of sale as of December 31, 2019, from 160 points of sale as of December 31, 2018, in part reflecting the decline in Qoros’ sales in 2019, particularly as a significant portion of sales in 2019 and 2018 were made to leasing companies introduced by the Majority Shareholder in Qoros and not through the dealer network. If Qoros is unable to expand its dealer network (which may include direct stores owned and operated by the Majority Shareholder in Qoros), this could make it difficult for Qoros to significantly increase sales levels;

•
Risks relating to the competitive industry in which Qoros operates — Qoros operates in the highly competitive Chinese passenger vehicle market with established automobile manufacturers that may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, pricing sale and support of their products, which could impair Qoros’ ability to operate within this market or adversely impact Qoros’ sales volumes or margins. Furthermore, additional competitors, both international and domestic, may seek to enter the Chinese market. Increased competition may impact Qoros’ margins and may also make it difficult for Qoros to increase sales.

•
Risks relating to recent trends in the Chinese market. The growth rate in the Chinese vehicle market declined in recent years and sales declined in China in 2018 and 2019, after many years of growth. This trend has resulted in increased competition in China’s automotive market through price reductions, which has resulted in reduced margins.

•
Risks relating to personnel. Qoros’ senior executives and personnel are important to Qoros’ success, and Qoros also requires qualified, competent and skilled employees to independently direct its day-to-day business operations. If Qoros fails to hire, train and retain the required number of qualified personnel to operate its business, or if it experiences excessive turnover, it may experience production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs, or other difficulties. In recent years, Qoros has made several personnel changes at the executive management level and in the senior management structure. In early 2019, Qoros made several further changes at the executive management level, which have affected and any future changes may affect, Qoros’ ability to execute its business plan.

•
Risks relating to suppliers. Qoros sources the component parts necessary for its vehicle models from over 100 suppliers. A number of Qoros’ component parts are currently obtained from a single source. Additionally, Qoros sources its engines and certain spare parts from Chery. Qoros is dependent upon the continued ability of its suppliers to deliver the materials, systems, components and parts needed to conduct its manufacturing operations in sufficient quantities and at such times that will allow Qoros to meet its production schedules. For example, the coronavirus outbreak in China caused disruptions to the supply chain in early 2020, including temporary closures, see “—The impact of the coronavirus on Qoros’ operations and the operations of its suppliers may harm its business.” In addition, qualifying alternate suppliers or developing replacements for certain highly customized components of its vehicles may be time consuming and costly or may force Qoros to make modifications to its vehicle models’ designs or schedules. If Qoros is unable to pay its suppliers on a timely basis, it may be unable to procure on favorable terms the parts, components and services it requires to continue operating and Qoros has been, and may continue to be, subject to suits or other claims in respect of outstanding payables.

•
New Energy Vehicle (NEV) market strategy. Qoros is planning to launch an NEV model in 2020, which is expected to require significant capital expenditure, research and development expenses, raw material procurement costs and selling and distribution expenses. If Qoros is unable to cost efficiently design, manufacture, market, sell and distribute and service its NEVs, its financial condition and results of operation will be materially and adversely affected. Furthermore, the NEV industry is currently experiencing lower profit margins as compared with internal combustion vehicles due to the decrease in government subsidies, which could affect NEV manufacturers in China, including Qoros.

•	Credit Risk. Qoros is subject to credit risks in connection with its accounts receivable for sales of vehicles on a wholesale basis.

If Qoros is unable to keep up with advances in the electric vehicle industry, its competitive position may be adversely affected.

Qoros has stated that as part of its strategy it intends to develop NEV vehicles and is planning to launch an NEV model in 2020. Qoros expects to experience significant competition in the NEV market, as OEMs are required to satisfy certain recently issued regulations, under which the automakers obtain a certain NEV score, which score is related to the number of NEVs the automaker produces. There is also no assurance that the NEV models that Qoros plans to offer will be accepted in this market.

Furthermore, if Qoros fails to introduce an NEV model that is accepted by the market, or fails to keep up with advances in electric vehicle technology, this would result in a decline in Qoros’ competitive position in the NEV market, which could have a material adverse effect on Qoros’ business, financial condition and results of operations.

Following the launch of its NEV models, Qoros will become subject to the laws, licensing requirements, regulations and policies applicable to NEVs in China. In recent years, the Chinese government has offered large subsidies for purchases of electric vehicles. These subsidies were originally expected to be phased out by the end of 2020. The phase out of subsidies has affected the demand for NEVs in China in 2019, with NEV sales declining in the second half of 2019, and may continue to affect demand in and the resulting profitability of the NEV market in future years and have an adverse effect on Qoros’ business, financial condition and results of operations. However, in April 2020, the Minister of Finance in China announced that subsidies for NEVs will be extended to 2022, with a gradual phase out each year.

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

Qoros has incurred, and expects to incur in the future, significant costs in complying with these, and other applicable, regulations and believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. The central or local Chinese governments may continue to impose new, conflicting or stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts by Qoros to ensure its compliance with such regulations or interpretations or maintain its competitiveness and margins. Qoros’ ability to operate profitably in China may be harmed by any such changes in the laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, or the aforementioned corporate matters, of China, Jiangsu, Shanghai or any other jurisdiction in which Qoros may do business. Should Qoros fail to comply with such laws and regulations, this may also result in fines, penalties or lawsuits, which could have an adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

China has recently published a set of fuel consumption credit and NEV credit rules to promote the growth of the NEV market and reduce reliance on internal combustion vehicles. Under the regulations, automakers obtain a certain NEV score, which score is related to the number of NEVs the automaker produces. If the automaker is unable to obtain the score, it is required to purchase credits from other automakers or will be unable to sell its conventional vehicles. Although Qoros did not purchase a material amount of credits in 2019, the amount could be higher in the future. For more information on the risks relating to the NEV industry see “—If Qoros is unable to keep up with advances in the electric vehicle industry, its competitive position may be adversely affected.”

In 2019, certain provinces in China adopted the Chinese regulation on emissions (Stage 6 Limits and Measurement Methods for Emissions from Light Duty Vehicles), which requires that new models meet certain emission limits in such provinces. Additional provinces will be adopting this new standard in July 2020.

Qoros may experience delays and/or significant costs with respect to the design, manufacture, launch and financing of new or enhanced models.

Qoros’ business plan contemplates the introduction of new vehicle models, including NEV models, as well as enhanced versions of existing vehicle models, over the short- and long-term. In light of technological developments, Qoros will need to continually upgrade and adapt its vehicle models, vehicle platform and manufacturing facility in Changshu, as automobile customers generally expect new or enhanced vehicle models to be introduced frequently. Upgrading and adapting Qoros’ vehicle models and manufacturing facility and developing and launching NEVs will require significant investments. Further, Qoros may not be able to secure the necessary financing to fund the continued introduction and manufacturing of new and enhanced vehicle models, design future vehicle models that will maintain the high-quality standards required for Qoros’ branding image, meet the expectations of its customers, and become commercially viable. In addition, automobile manufacturers often experience delays and cost overruns in the design, manufacture and commercial release of new and enhanced vehicle models. Qoros has experienced and may in the future experience such delays and cost overruns.

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

As of December 31, 2019, ZIM had approximately $1.6 billion of outstanding debt to be repaid between 2020 through 2030, of which $356 million of principal is scheduled to be repaid during 2020. ZIM’s tranche C and D unsecured notes in an aggregate amount of $488 million mature in June 2023. Many of the financing agreements relating to ZIM’s debt facilities contain covenants and limitations, including:

•	Minimum liquidity, fixed charge coverage ratio and total leverage covenants; and

•	Other non-financial covenants and limitations such as restrictions on dividend distributions, asset sales, investments and incurrence of debt, as well as reporting obligations.

In 2014, ZIM completed a comprehensive restructuring of its debt, which resulted in a significant debt reduction and reduced our former parent's interest in ZIM from 99% to 32%.

In 2016, ZIM agreed with its creditors a rescheduling of principal payments of $116 million originally scheduled for payment by September 30, 2017, as well as to waive and revise certain covenants to which ZIM was subject. The covenants which had been waived for 2017, were further waived in July 2018 through March 2020. In August 2019, ZIM repaid early the remaining outstanding balance of the rescheduled payments.

If ZIM is unable to meet its obligations or refinance its indebtedness as it becomes due given that ZIM has limited assets available for sale or refinancing, or if ZIM is unable to comply with its covenants, ZIM may have to take disadvantageous actions, such as (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating a high level of ZIM’s cash flow from operations to the payment of principal and interest on indebtedness. ZIM's significant debt could impact its ability to withstand competitive pressures and to react to changes in the container shipping industry. If ZIM is unable to comply with its covenants or meet debt service obligations and is unable to obtain waivers from the relevant creditors, a breach of any of its debt instruments and/or covenants could result in a default under the relevant debt instruments. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, ZIM may not have sufficient assets to repay any outstanding indebtedness. Furthermore, a default or the acceleration of any obligation under a particular debt instrument may cause a default under other material debt or permit the holders of such debt to accelerate repayment of their obligations pursuant to “cross default” or “cross acceleration” provisions, which could have a material adverse effect on ZIM’s business, financial condition and liquidity and the value of Kenon’s interest in ZIM. For additional information, see “Item 5.B Liquidity and Capital Resources—ZIM’s Liquidity and Capital Resources.”

ZIM’s ability to generate cash flow from operations to make interest and principal payments on ZIM’s debt obligations depends on its performance, which is affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If ZIM’s operations do not generate sufficient cash flow from operations to satisfy its debt service and other obligations, ZIM may need to sell assets, borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring its debt, or reducing or delaying capital investments and other expenses. ZIM’s debt instruments limit the incurrence of debt, so ZIM may not be permitted to incur additional debt. Even if ZIM is permitted to incur additional long or short term debt under its debt agreements, it may be difficult for ZIM to do so on commercially reasonable terms or at all. Substantially all of ZIM’s vessels are leased by ZIM and accordingly, ZIM has limited assets that it owns and is able to pledge to secure financing, which can make it difficult for ZIM to incur additional debt financing.

The container shipping industry is dynamic and volatile.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of global economic conditions and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•	global and regional economic and geopolitical trends, including armed conflicts, terrorist activities, embargoes, strikes and trade wars;

•	the supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•	developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (mainly in the U.S. - China trade);

•	the relocation of manufacturing capabilities to importers’ nearby locations/inland locations;

•	currency exchange rates;

•	prices of energy resources;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•	changes in the infrastructure and capabilities of ports and terminals;

•	weather conditions;

•	outbreak of diseases, including the coronavirus; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

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

Global container ship capacity has increased over the years and continues to exceed demand. As of December 31, 2019, global container ship capacity was approximately 23.2 million 20-foot equivalent units, or TEUs, spread across approximately 5,340 vessels. According to Alphaliner, as a result of the large global orders for vessels with carrying capacities of 12,500 TEUs and above, capacity is projected to continue to impact the industry. As of March 2020, the capacity growth rate in 2020 is projected to be 2.9%, compared to a 0.8% projected growth rate for the demand for shipping services. Additionally, responses to changes in market conditions may be slow as a result of the time required to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance to address expected demand, vessels may be delivered during times of decreased demand or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may continue to face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to an increase in capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping of older vessels, any decline in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, dry-docked, awaiting repairs or are otherwise not available for hire). Excess capacity depresses freight rates and can lead to lower utilization rates, which may adversely affect ZIM’s revenues, profitability and asset values. Until such capacity is fully absorbed by the container shipping market and, in particular, the shipping lines on which ZIM’s operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

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

The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2018, OOCL was acquired by COSCO and three large Japanese carriers (ONE) merged. In 2017, the merger of United Arab Shipping Company and Hapag-Lloyd, and the acquisition of Hamburg Sud by Maersk took place. Furthermore, in July 2019, Hyundai Merchant Marine (HMM) announced that it will terminate its strategic cooperation with 2M and join THE Alliance in April 2020, subject to regulatory approvals.

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

ZIM is not party to any strategic alliances and therefore has not been able to achieve the benefits associated with being a member of such an alliance. If ZIM is unable to enter into strategic alliances in the future, it may be unable to achieve the cost and other synergies that can result from such alliances which can impact ZIM’s business and results of operations.

However, ZIM is party to operational partnerships with other carriers in some of the other trade zones in which it operates, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. For example, in September 2018, ZIM and the 2M Alliance entered into a strategic operational cooperation agreement in the Asia-USEC trade zone, which includes a joint network of five lines operated by ZIM and by the 2M Alliance. In March 2019, ZIM entered into a second strategic cooperation agreement with the 2M Alliance to cover the Asia - East Mediterranean and Asia - American Pacific Northwest trade zones, which includes two service lines. In July 2019, ZIM launched two new Asia-US Gulf services with the 2M Alliance. For additional information on the 2M Alliance, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Description of Operations.” These strategic cooperation agreements and other arrangements reduce ZIM’s flexibility in decision making in the covered trade zones and ZIM is subject to the risk that the expected benefits of the agreements may not materialize.

Furthermore, in the rest of the trade zones in which the 2M Alliance operates as well as in other trade zones in which other alliances operate, ZIM is still unable to benefit from the economies of scale that many of its competitors are able to achieve through participation in strategic arrangements (i.e. strategic alliances or operational agreements). If ZIM is not successful in expanding or entering into additional operational partnerships, this could adversely affect its business. In addition, ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and has therefore limited, and may continue to limit, ZIM’s ability to enter into alliances or operational partnerships with certain shipping companies.

Declines in freight rates or other market conditions and other factors, could negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in ZIM or Kenon incurring impairment charges.

As of the end of each of its reporting periods, ZIM examines whether there have been any events or changes in circumstances, such as a decline in freight rates or other market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized in its financial statements. The projection of future cash flows related to ZIM’s operations, which is one CGU, is complex and requires ZIM to make various estimates including future freight or charter rates, bunker prices, earnings from the vessels and discount rates, all of which have been volatile historically. Should freight rates decline significantly or ZIM or the shipping industry experience adverse conditions, this may have a material adverse effect on ZIM’s business, results of operations and financial condition, which may result in ZIM or Kenon recording an impairment charge. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Significant Estimates—Impairment Analysis—Impairment Tests of ZIM.”

An increase in bunker prices may have an adverse effect on ZIM’s results of operations.

Bunker expenses represent a significant portion of ZIM’s operating expenses, accounting for 14% and 17% of the income from voyages and related services for the years ended December 31, 2019 and 2018, respectively. Bunker prices move in close interdependence with crude oil prices, which have historically exhibited significant volatility. In the past year bunker prices have risen significantly, which has impacted our results of operations. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, global terrorism, political instability, economic conditions and tensions in oil producing countries, including the Middle East, Africa, South America and Russia, the ability of members of the Organization of Petroleum Exporting Countries , or OPEC, to agree to and maintain oil price and production controls, environmental regulations, fracking, and the long-term increase in global demand for oil. Crude oil prices have decreased significantly in 2020, due in part to decreased demand as a result of a recent worldwide coronavirus outbreak, and due in part to the oil price war started by Russia and Saudi Arabia with a focus on slowing down U.S. oil production.

Increases in bunker prices have had and could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically, and in line with industry practice, from time to time, ZIM has imposed surcharges over the base freight rate ZIM charges to its customers in part to minimize its exposure to certain market-related risks, including bunker price adjustments. The new regulations introduced by the International Maritime Organization, or IMO, which came into effect on January 1, 2020 resulted in an increase in bunker costs as ZIM needs to purchase low sulfur fuel, as most of the vessels chartered by ZIM are not equipped with “scrubbers.” For more information on such regulations see “—ZIM is subject to the IMO 2020 environmental regulations and such regulations could have a material adverse effect on ZIM’s business.” ZIM may not be successful in passing on price increases, as a result of the 2020 regulations or otherwise, to customers in a timely manner, either for the full amount or at all.

ZIM’s bunker consumption is affected by various factors, including the number of vessels being employed, vessel size and capacity (and therefore bunker consumption increases with vessel size), speed (with consumption increasing dramatically as speed increases), vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. ZIM has implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode and “turbocharger cut-out” mode, trim optimization, hull cleaning and propeller polishing and sailing rout optimization. Additionally, ZIM manages part of its exposure to bunker price fluctuations by entering into hedging arrangements. ZIM’s optimization strategies and hedging program may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of ZIM’s exposure is hedged. There can be no assurance that ZIM’s hedging arrangements will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that the counterparties will be able to perform under ZIM’s hedging arrangements.

The coronavirus outbreak has had a significant impact on global markets and the global economy which is expected to impact the container industry and ZIM.

The recent outbreak of a novel strain of coronavirus, first identified in Wuhan, Hubei Province, China in December 2019 has had a significant impact on global markets and economy and is disrupting supply chains and production all of which impact the container shipping industry. The coronavirus outbreak has led to quarantines, cancellation of events and travel, business and school shutdowns and restrictions, supply chain interruptions, restrictions at and closures of manufacturing plants and ports and overall economic and financial market instability. Further spread of the coronavirus could cause additional quarantines, reduction in business activity, labor shortages and other operational disruptions. The coronavirus has contributed to short-term downside risks, as factories in China have remained closed for longer than usual due to the extension of the Chinese New Year holidays, and has disrupted global markets, which impacts demand for ZIM’s services and could have a significant impact on ZIM's business in 2020. The coronavirus outbreak could also impact ZIM's compliance with the covenants under its financing agreements in the future. If the coronavirus outbreak continues, there could be a significant and prolonged impact on demand for container shipping services, which could have a significant and adverse impact on ZIM's business results of operations and financial condition.

Greater restrictions on global trade, particularly those related to China-U.S. trade relations, could have a material adverse effect on ZIM’s business.

ZIM’s operations are exposed to the risk of increased trade protectionism, particularly with regards to China as a significant portion of ZIM’s business originates from China. China’s import and export of goods may be affected by trade protectionism, specifically the ongoing “Trade War” characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. While an agreement was reached between China and the U.S. in January 2020 aimed at easing the trade war, there can be no assurance that there will not be any further escalation.

The U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has taken steps toward restricting trade in certain goods. The U.S. has imposed significant amounts of tariffs on Chinese imports since 2018. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since 2018.

Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from Asia Pacific, the length of time required to deliver goods from the region and the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. Further, increased tensions may adversely affect oil demand, which would have an adverse effect on shipping rates. They could also result in an increased number of vessels returning from China with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. Such restrictions, if they continue to be implemented in the same manner, may affect the global demand for ZIM’s services and could have a material adverse effect on ZIM’s business, financial condition and results of operations. The current “Brexit” situation could also have an impact on trading relationships and therefore the container shipping industry.

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

Furthermore, China’s import and export of goods may also be affected by trade protectionism and local production over foreign trade, which may affect the demand for maritime shipping, particularly between the United States and China. See “—Greater restrictions on global trade, particularly those related to China-U.S. trade relations, could have a material adverse effect on ZIM’s business.”

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

ZIM charters substantially all of its fleet and the majority of charters are less than a year.

ZIM charters substantially all of the vessels in its fleet. As of December 31, 2019, of the 68 vessels through which ZIM provides transport services globally, 67 are chartered (including 32 vessels accounted as on-balance-sheet leases under the new accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average. A rise in charter hire rates may adversely affect ZIM’s results of operations. As of the filing date, due to the coronavirus outbreak and its global effect, there is generally no shortage of supply in the charter market, particularly for vessels of up to 9,000 TEUs with a wide beam design; however, this may change in the future. ZIM is party to a number of long-term charter agreements. As of December 31, 2019, approximately 31% of ZIM’s chartered vessels (in terms of capacity) are chartered under leases for terms exceeding one year. As a result, ZIM may be unable to take full advantage of short-term reductions in charter hire rates. In addition, some of ZIM’s long-term charter agreements contain rate adjustment mechanisms pursuant to which charter hire rates will increase if the market rate increases, so ZIM may not benefit from such long-term charter agreements in the event of an increase in market charter hire rates. Furthermore, if ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to ZIM, if at all, this may have a material adverse effect of on its business, financial condition, results of operations and liquidity.

As ZIM only operates in the container segment of the shipping industry, adverse developments in the container shipping industry could have a particular impact on ZIM.

ZIM’s principal operations are in the container shipping market. ZIM relies mainly on the cash flow generated from its results of operation, and accordingly its financial condition, are significantly dependent on conditions in the container shipping market, which are for the most part beyond ZIM’s control. For example, ZIM’s results in any given period are substantially impacted by supply and demand in container shipping market, which impacts freight rates, bunker prices, and the prices it pays under the charters for its vessels. ZIM does not own any ports or similar ancillary assets.

Due to ZIM’s lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on its financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair ZIM’s ability to service debt.

In addition, ZIM charters substantially all of its vessels, and a significant number of its charters will expire within the next year. ZIM will be subject to market conditions for charter rates prevailing at the time new charters are entered into. If ZIM is unable to enter into new charters for vessels as existing charters expire on favorable terms this will impact its business and results of operations.

The trend towards increasing vessel sizes has and may continue to adversely affect ZIM.

Container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels (assuming the vessels are operating at full capacity), as, among other reasons, larger vessels provide increased capacity and fuel efficiency. As a result, cargo shippers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels of 12,500-15,199 and 18,000 TEUs and above represented approximately 28% and 36%, respectively, of the current global order book based on TEU capacity as of December 2019. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade zone will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfers, which are referred to as “fleet cascading,” may in turn generate similar effects in the other, smaller trade zones in which ZIM operates. The continued deployment of larger vessels by ZIM’s competitors will adversely impact ZIM’s competitiveness if ZIM is not able to acquire, charter or obtain financing for large container vessels on attractive terms or at all. This risk can be further exacerbated due to ZIM’s inability to participate in certain alliances and thereby access larger vessels for deployment as well as the limitations on vessel size and ability to own vessels imposed on ZIM by the covenants in its debt facilities. Even if ZIM is able to acquire or charter larger vessels, ZIM may be unable to achieve utilization rates necessary to operate such vessels profitably.

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

ZIM is subject to the IMO 2020 environmental regulations and such regulations could have a material adverse effect on ZIM’s business.

In October 2016, in an attempt to reduce marine pollution and emissions, the IMO announced that it was proceeding with a requirement for 0.5% mass by mass sulfur content in marine fuel (down from current levels of 3.5%) for all marine carriers, which became effective on January 1, 2020 (known as the “Sulfur Cap” regulation). In April 2018, the IMO’s Marine Environment Protection Committee, or MEPC, further prohibited the carriage of non-compliant fuel after 2020, unless a ship is fitted with an equivalent arrangement to reduce emissions, such as a scrubber. Therefore, since January 1, 2020, ships are required to remove sulfur from emissions through the use of emission control equipment (called "scrubbers"), or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices for such bunker due to supply constraints. The regulation may also affect the supply of vessels in the market, mainly due to the process of installing pollution control equipment on these vessels. Compliance with this regulation by installing pollution control equipment (i.e., scrubbers), using lower sulfur fuel or deploying new types of vessels using liquefied natural gas (“LNG”) is expected to result in significant costs for carriers. Substantially all of the vessels chartered by ZIM do not have scrubbers and therefore ZIM is required to purchase low sulfur fuel for its vessels. ZIM’s vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019. Commencing on December 1, 2019, ZIM implemented a New Bunker Factor, or NBF, surcharge, intended to offset the additional costs associated with compliance with the IMO’s Sulfur Cap. However, there is no assurance that this surcharge will mitigate these increased costs in full or at all.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels must comply with the updated standard on or after September 8, 2019. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. ZIM is subject to costs of compliance, which may be substantial.

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

As a company with global operations, ZIM is also subject to anti-corruption and anti-bribery laws in Israel and other countries. The risks related to this are described in more detail under “—Risks Related to Legal, Regulatory and Compliance Matters—We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.”

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

Finally, Commission Regulation (EC) No 906/2009, or the Block Exemption Regulation, exempts certain cooperation agreements (such as operational cooperation agreements, VSA (vessel sharing agreements), SCA (slot chartering agreements) and slot swap agreements) in the liner shipping sector from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. If the Block Exemption Regulation is not extended or its terms are amended this could have an adverse effect on the shipping industry and limit the ability of ZIM and other shipping companies to enter into cooperation arrangements, therefore adversely affecting ZIM’s business, financial condition and results of operations.

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

Risks Related to Our Interest in Primus

We face risks in relation to Primus and its decision to significantly reduce operations.

In light of market conditions, Primus has decided to significantly reduce its operations. As a result, Kenon may be facing a loss of the funds that it has invested in Primus, see “Item 5.B Liquidity and Capital Resources—Primus’ Liquidity and Capital Resources.” There may also be additional expenses and liabilities in connection with Primus’ decision to significantly reduce its operations. Furthermore, as part of the decision to significantly reduce its operations, Primus is considering alternatives for utilizing its proprietary technology and its demonstration plant in Hillsborough, NJ. There is no assurance that any alternatives will be secured and Primus may face costs, liabilities and other risks in connection with any alternative uses of its plant or its technologies. Primus has historically relied on its shareholders for funding, and Primus may be unable to continue to secure funding.

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

Pursuant to the Separation and Distribution Agreement, IC has agreed to indemnify us for certain liabilities retained by it (which includes one pending legal matter). However, third parties could seek to hold us responsible for any of the liabilities that IC has agreed to retain, and there can be no assurance that the indemnity from IC will be sufficient to protect us against the full amount, or any, of such liabilities, or that IC will be able to satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from IC any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Additionally, IC’s insurers may deny coverage to us for liabilities associated with occurrences prior to the spin-off. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage. If IC is unable to satisfy its indemnification obligations or if insurers deny coverage, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to Our Ordinary Shares

Our ordinary shares are traded on more than one stock exchange and this may result in price variations between the markets.

Our ordinary shares are listed on each of the NYSE and the TASE. Trading of our ordinary shares therefore takes place in different currencies (U.S. Dollars on the NYSE and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of our ordinary shares on either of these markets could also cause a decrease in the trading prices of our ordinary shares on the other market.

A significant portion of our outstanding ordinary shares may be sold into the public market, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

A significant portion of our shares are held by Ansonia, which holds approximately 58% of our shares. If Ansonia sells, or indicates an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception that any such sales may occur, including the entry by Ansonia into programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares and/or could impair the ability of any of our businesses to raise capital.

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

Under Singapore law and our constitution, dividends, whether in cash or in specie, must be paid out of our profits available for distribution. The availability of distributable profits is assessed on the basis of Kenon’s standalone unconsolidated accounts (which are based upon the Singapore Financial Reporting Standards, or the SFRS). We may incur losses and we may not have sufficient distributable income that can be distributed to our shareholders as a dividend or other distribution in the foreseeable future. Therefore, we may be unable to pay dividends to our shareholders unless and until we have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for us to pay dividends to our shareholders. As a result, if we do not declare dividends with respect to our ordinary shares, a holder of our ordinary shares will only realize income from an investment in our ordinary shares if there is an increase in the market price of our ordinary shares. Such potential increase is uncertain and unpredictable.

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

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. For example, in 2019, we distributed $65 million in cash to our shareholders. Although a significant percentage of our shareholders hold their shares through the TASE, the dividend was denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar are exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

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

We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Moreover, most of our assets are located outside of the United States. Although we are incorporated outside of the United States, we have agreed to accept service of process in the United States through our agent designated for that specific purpose. Additionally, for so long as we are listed in the United States or in Israel, we have undertaken not to claim that we are not subject to any derivative/class action that may be filed against us in the United States or Israel, as may be applicable, solely on the basis that we are a Singapore company. However, since most of the assets owned by us are located outside of the United States, any judgment obtained in the United States against us may not be collectible within the United States.

Furthermore, there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, such that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be automatically enforceable in Singapore. Additionally, there is doubt as to whether a Singapore court would impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. We have undertaken not to oppose the enforcement in Singapore of judgments or decisions rendered in Israel or in the United States in a class action or derivative action to which Kenon is a party. Notwithstanding such an undertaking, it may still be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

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

Singapore corporate law may delay, deter or prevent a takeover of our company by a third-party, but as a result of a waiver from application of the Code, our shareholders may not have the benefit of the application of the Singapore Code on Take-Overs and Mergers, which could adversely affect the value of our ordinary shares.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting of shareholders held in 2019, or the 2019 AGM, our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2020, or the 2020 AGM, or the expiration of the period by which the 2020 AGM is required by law to be held, whichever is earlier) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2019 AGM and shareholders will be asked to renew this authority at the 2020 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based upon, among other things, the valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our previous taxable year ended December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, 25% or more (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. For instance, the sale of the Inkia Business, the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%) and the sale of half of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2020 (which reduced our equity interest in Qoros to 12%) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We were formed in 2014 to be the holding company of certain companies that were owned (in whole, or in part) by IC in connection with our spin-off from IC in January 2015. We currently own the following subsidiaries and associated companies:

•	a 70% interest in OPC, an owner, developer and operator of power generation facilities in the Israeli power market;

•	a 12% interest in Qoros, a China-based automotive company;

•	a 32% interest in ZIM, a large provider of global container shipping services; and

•	a 91% interest in Primus, a developer and owner of a proprietary natural gas-to-liquids technology process. In light of market conditions, Primus has decided to significantly reduce its operations.

In connection with our spin-off from IC, we also held a 29% interest in Tower, a NASDAQ- and TASE—listed specialty foundry semiconductor manufacturer. In July 2015, we completed a pro-rata distribution in specie of substantially all of our interest in Tower. In 2016, we sold our remaining interest in Tower.

In December 2017, our wholly-owned subsidiary Inkia sold its power generation and distribution businesses in Latin America and the Caribbean, or the Inkia Business, to an entity controlled by I Squared Capital, an infrastructure private equity firm. For further information on the sale, see “Item 4.B Business Overview—Discontinued Operations—Inkia Business — Sale of the Inkia Business.” As a result of this sale, our power generation business consists of our 70% interest in OPC.

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

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operations of OPC and Qoros.

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

We distributed $65 million to our shareholders in 2019 consistent with our strategy.

We have implemented a number of steps in furtherance of our strategy in 2017, 2018 and 2019 for our primary businesses as described below:

•	OPC:

•	In 2017, we completed an IPO and listing of our OPC business in Israel, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining a 76% stake.

•
In 2019, OPC issued a total of 11,028,240 new ordinary shares (representing approximately 8% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) in two share issues, for total cash consideration net of issuance expenses of approximately NIS 272 million (approximately $76 million). As a result of these shares issuances, Kenon’s interest in OPC decreased from 75.8% to 69.8% (68.9% on a fully diluted basis).

•	Qoros:

•
In 2018, we entered into agreements to facilitate a new investment in Qoros, whereby the Majority Shareholder in Qoros acquired a 51% stake in Qoros, with Kenon and Chery retaining a 24% and 25% stake in Qoros, respectively. The investment resulted in significant equity investment in Qoros and ultimately led to net cash proceeds to Kenon’s subsidiary Quantum of RMB1.2 billion (approximately $175 million). In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which is based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros. As a result, Kenon holds a 12% interest in Qoros and retains a put option to sell this interest to the Majority Shareholder in Qoros for a price of RMB 1.56 billion (approximately $220 million). In connection with the investments, the Majority Shareholder in Qoros is required to assume its pro rata share of guarantee and pledge obligations in respect of Qoros bank debt.

•
Kenon received aggregate cash payments of $17 million from Chery in December 2019 and April 2020 as a result of repayments on Qoros' bank loans and corresponding reductions of Chery’s obligations under its guarantees. These cash receipts are in connection with cash collateral previously provided by Kenon to reduce Kenon’s back-to-back guarantee obligations to Chery. The relevant agreements provided that Kenon is entitled to a proportionate return of this cash collateral to the extent that Chery's guarantee obligations are reduced. In addition, as a result of the completion of the sale, Kenon expects to receive the remaining RMB5 million (approximately $1 million) previously provided to Chery resulting in full reimbursement of the RMB244 million (approximately $36 million) cash collateral.

•
IC Power: At the end of 2017, we sold IC Power’s power distribution and generation businesses in Latin America and the Caribbean for consideration of $1,322 million (including final closing adjustments), of which $175 million was deferred. The proceeds were used to repay debt and pay taxes and other expenses, and to fund a distribution to Kenon shareholders of $665 million.

We also hold interests in:

•
ZIM, a large provider of global container shipping services, which, as of December 31, 2019 operated 68 (owned and chartered) vessels with a total container capacity of 312,142 TEUs, and in which we have a 32% equity interest; and

•
Primus, a developer and owner of a proprietary natural gas-to-liquid technology process, in which we have a 91% equity interest. In light of market conditions, Primus has decided to significantly reduce its operations.

We continue to assess our options with respect to ZIM. We do not intend to make further investments in ZIM. Nevertheless, if a strategic opportunity arises that would require an investment to facilitate a transaction that will benefit Kenon shareholders, we may consider such a transaction.

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

OPC

OPC, which accounted for approximately 100% of our revenues in the year ended December 31, 2019, is an owner, developer and operator of power generation facilities located in Israel. OPC’s facilities and primary development projects are set forth below.

•
OPC-Rotem, in which OPC has an 80% equity interest, operates a conventional combined cycle power plant in Mishor Rotem, Israel, with an installed capacity of 466 MW (based on OPC-Rotem’s generation license). The power plant utilizes natural gas, with diesel oil and crude oil as backups.

•
OPC-Hadera, a wholly-owned subsidiary of OPC, operates steam boilers and turbines with an installed capacity of up to 18 MW in Hadera. In June 2016, OPC-Hadera commenced construction of the OPC-Hadera plant, a cogeneration power station in Israel, which is expected to have a capacity of up to 148 MW, and is expected to reach its COD in Q2 2020. OPC expects that the total cost of completing the OPC-Hadera plant (including the consideration for the original acquisition of OPC-Hadera) will be approximately NIS 1 billion (approximately $289 million). As of December 31, 2019, OPC-Hadera had completed construction of the power plant’s generation units, and commenced the test‑run stage of the power plant. As of December 31, 2019, OPC-Hadera had invested approximately NIS 857 million (approximately $248 million) in the project.

•
Tzomet, a wholly-owned subsidiary of OPC, is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. In February 2020, OPC completed the acquisition of the remaining 5% of the shares of Tzomet from minority shareholders, following the EA’s notification in February 2020 that financial closing for the Tzomet project had been met. Tzomet’s conditional license remains subject to conditions set forth under the conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. In September 2018, Tzomet entered into an EPC contract in an amount equivalent to approximately $300 million for the design, engineering, procurement and construction of the Tzomet power plant. The aggregate consideration is payable based on the achievement of milestones. For more information, see “—OPC’s Description of Operations—Tzomet.” OPC expects that the Tzomet plant will reach its COD by the end of 2022 and that the total cost of completing the Tzomet plant will be approximately NIS 1.5 billion (approximately $434 million). As of December 31, 2019, OPC had invested approximately NIS 91 million (approximately $26 million) in the project.

For risks related to OPC’s expansion, see “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.”

In August 2017, OPC completed an initial public offering in Israel, and a listing on the TASE, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining 76% stake.

In 2019, OPC issued a total of 11,028,240 new ordinary shares (representing approximately 8% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) in two share issues, for total cash consideration net of issuance expenses of approximately NIS 272 million (approximately $76 million). As a result of these share issuances, Kenon’s interest in OPC decreased from 75.8% to 69.8% (68.9% on a fully diluted basis).

The following table sets forth summary operational information regarding each of OPC’s operating companies as of December 31, 2019:

Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)	Type of Asset
Israel	OPC—Rotem	80%	Natural Gas and Diesel	466	Greenfield
Israel	OPC—Hadera	100%	Natural Gas and Diesel	18	Acquired
	Total Operating Capacity			484

The weighted average remaining life of OPC’s PPAs based on firm capacity, as of December 31, 2019, is approximately 5 years for OPC-Rotem and 14 years for OPC-Hadera, including a 25-year PPA with Hadera Paper mill. For OPC-Rotem, this reflects the weighted average remaining life of its PPAs with end users based on OPC’s firm capacity. The IEC PPA (as defined below), which extends for a 20-year term from COD, provides OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to end users. OPC-Rotem has exercised this option and sells all of its energy and capacity directly to 29 private end users (i.e. customers other than the IEC), as of the date of this report. For further information on the IEC PPA, see “—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.”

Industry Overview

Overview of Israeli Electricity Generation Industry

According to the Israel Central Bureau of Statistics, Israel had a population of approximately 9 million as of December 31, 2019.

Israel’s power generation units primarily utilize fossil fuels. Most of the activity of power generation in Israel is carried out by the state-owned IEC. However, in recent years the market share of private producers has been increasing in light of the Israeli government policy to allow competition in the electricity market.

The following tables feature data on the share of private electricity producers and the IEC in the electricity market in 2018 and 2017, as published by the EA in the Report on the Condition of the Electricity Market for 2018.

	December 31, 2018		December 31, 2017
	Installed Capacity (MW)	% of Total Installed Capacity in the Market	Installed Capacity (MW)	% of Total Installed Capacity in the Market
IEC	13,355	73%	13,355	76%
Private electricity producers (without renewable energy)	3,439	19%	3,217	18%
Renewable energy (private electricity producers)	1,424	8%	1,037	6%
Total in the market	18,198	100%	17,609	100%

	Energy generated (thousands of MWh)	% of total generated in the market	Energy generated (thousands of MWh)	% of total generated in the market
IEC	47,900	69%	48,833	72%
Private electricity producers (without renewable energy)	19,232	28%	17,748	26%
Renewable energy (private electricity producers)	2,038	3%	1,590	2%
Total in the market	69,170	100%	68,171	100%

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

In December 2019, the EA published the electricity tariffs for 2020, which included a decrease of the EA’s generation component tariff by approximately 8%. As a result, OPC-Rotem’s and OPC-Hadera’s gas prices are expected to be at the minimum price in 2020. OPC-Rotem’s and OPC-Hadera’s gas prices exceeded the minimum price in 2019. For information on the risks associated with the indexation of OPC’s revenues and cost of sales to the EA’s generation component tariff and its potential impact on OPC’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability.”

As of December 31, 2019, the total installed capacity of the Israeli market (IEC and IPPs) was approximately 16,900 MW excluding renewable energy, and approximately 18,923 MW, including renewable energy. According to projections by the Bank of Israel and IEC, the demand for electricity in Israel is expected to grow at an annual rate of 3.0% from 2019 to 2030. These projections for the growth in the electricity market are based on the following assumptions published by the EA in 2018:

Component	Megawatt
Installed capacity (without renewable energy) as at December 31, 2017	16,500
Disposal of power plants of IEC up to 2030, whether by virtue of a Government decision or due to the age of the plants (Orot Rabin units 1—4 (1,440 MW), Reading (428 MW), Eshkol (912 MW), Ramat Hovav (335 MW) and additional units (621 MW))	3,800
Additional capacity through facilities under construction and quotas published by the EA	2,850
Expected installed capacity in 2030 without additional quotas	15,500
Forecasted peak demand in 2030 plus required reserve of 3,700 MW	23,400
Contribution of renewable energy and integration of accumulation in the renewable energy facilities for savings on the conventional capacity required	1,200
Additional installed capacity required (not including renewable energy)	6,700
Additional installed capacity required (including renewable energy)	7,500

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

Pursuant to the Israeli Government’s electricity sector reform, among other things, (i) the IEC will be required to sell five power plants through a tender process over the next 8 years, which is expected to reduce its market share to below 40%, (ii) the IEC will cease acting as the System Administrator and (iii) certain limitations will be imposed on entities participating in the tender process as well as in overall capacity held by a single entity in the market. Furthermore, the IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations, see “—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” This reform is expected to increase IPPs’ presence in the market and lead to further industry competition. In June 2019, OPC submitted a purchase bid as part of the tender for sale of the Alon Tabor plant, but was not the winning bidder. In 2019, OPC was admitted to the preliminary classification stage for the Ramat Hovav site tender process but there is no certainty that OPC will submit a bid or that it will be successful.

For further information on Israel’s regulatory environment, see “—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” For information on the risks related to changes in Israel’s regulatory environment, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability” and “Item 3.D Risk Factors—Risks Related to OPC—OPC’s operations are significantly influenced by regulations.”

The following tables set forth the consumption blocks for each of the seasons set forth below, as of January 1, 2020:

	Hours per Consumption Block[1]
	Winter	Transition	Summer
	(Hours)
Peak	416	2,058	308
Shoulder	208	868	308
Off-Peak	1,560	2,186	872

(1)	The hours per consumption block may vary due to changes in the dates of weekdays, weekends and public holidays.

OPC’s Description of Operations

OPC’s portfolio includes power generation plants that operate on natural gas and diesel. As of December 31, 2019, OPC’s installed capacity was up to 484 MW.

OPC’s first power plant, OPC-Rotem, a combined cycle power plant with an installed capacity of 466 MW (based on OPC-Rotem’s generation license), commenced commercial operations in Mishor Rotem, Israel in July 2013. The power plant utilizes natural gas, with diesel oil and crude oil as backups. OPC has an 80% equity interest in OPC-Rotem.

OPC’s second power plant, OPC-Hadera operates steam boilers and a turbine with an installed capacity of 18 MW in Hadera. In June 2016, OPC-Hadera commenced construction of a cogeneration power station in Israel, which is expected to have a capacity of up to 148 MW, and, following delays in the plant’s construction and operation, is currently expected to reach its COD in Q2 2020. OPC expects that the total cost of completing the OPC-Hadera plant (including the consideration for the original acquisition of OPC-Hadera) will be approximately NIS 1 billion (approximately $289 million) (including the consideration for the original acquisition of OPC-Hadera). As of December 31, 2019, OPC-Hadera had completed construction of the power plant’s generation units, and commenced the test‑run stage of the power plant. As of December 31, 2019, OPC-Hadera had invested approximately NIS 857 million (approximately $248 million) in the project. OPC-Hadera is a wholly-owned subsidiary of OPC.

In February 2020, Energean (an entity with which OPC has entered into gas supply agreements, that are expected to come into effect in the first half of 2021) issued a “force majeure notice” under its agreements with OPC, notifying OPC that part of its production in China, including personnel and resources, have been affected by the coronavirus outbreak. In March 2020, Energean also notified OPC that Energean’s EPC contractor had issued a force majeure notice to Energean as a result of the coronavirus outbreak. Energean was unable to predict the impact at the time of the notices, including with respect to any delays in the commercial operation of its reservoir, if any. There is, therefore, no guarantee that such alternative gas supply will be available by 2021 or at all, which could have a material adverse effect on OPC’s business, financial condition and results of operations. Furthermore, in March 2020, the EPC contractor of the OPC-Hadera power plant notified OPC that the quarantine instructions and limitations imposed on entry into Israel as a result of the coronavirus are expected to delay completion of the OPC-Hadera power plant acceptance tests, which could result in a delay in the commercial operation of the OPC-Hadera power plant. The maintenance contractor of the OPC-Rotem plant also notified OPC that the limitations as a result of the coronavirus may delay or adversely impact the planned maintenance of the OPC-Rotem power plant, which is planned to take place in April 2020. Both contractors informed OPC that these circumstances constitute a force majeure under their agreements with OPC.

OPC owns 100% of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. In February 2020, OPC completed the acquisition of the remaining 5% of the shares of Tzomet (prior to such date OPC owned 95% of Tzomet) from minority shareholders, following the EA’s notification in February 2020 that financial closing for the Tzomet project had been met. In April 2019, the EA granted Tzomet a conditional license for a 66-month term (which can be extended, subject to conditions) for the construction of a 396MW conventional open-cycle power plant. Tzomet’'s conditional license remains subject to conditions set forth under the conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. If Tzomet is unable to meet such conditions this could result in a delay or inability to complete the project. See “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.” The Tzomet plant is a “peaking” facility and all capacity would be sold to the IEC. OPC expects that the Tzomet plant will reach its COD by the end of 2022 and that the total cost of completing the Tzomet plant will be approximately NIS 1.5 billion (approximately $434 million). As of December 31, 2019, OPC had invested approximately NIS 91 million (approximately $26 million) in the project.

OPC has participated in the past and will consider participating in future tenders, including the IEC tenders, see “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business” and “Item 3.D Risk Factors—Risks Related to OPC—OPC faces competition from other IPPs.”

During 2019, OPC worked with certain customers in connection with the successful tender for capacity of approximately 65 MW through the installation of generation facilities on the premises of customers. The arrangements with customers would provide for reduced tariffs for customers reflecting lower use of the infrastructure, and capacity payments to OPC. Some PPAs with OPC are being extended in connection with such arrangements. OPC is considering participating in tenders by customers for additional capacity using these arrangements. OPC is acting as a coordinator for these arrangements and estimates its cost per MW for construction of these plants to be NIS 4 million (approximately $1 million). Furthermore, OPC is working with certain customers in connection with the successful tender for additional capacity through the installation of generation facilities on the premises of customers, as well as with certain high voltage customers. OPC has reached commercial understandings with certain such customers, but has not signed any agreements yet.

The following table sets forth summary financial information for OPC for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	($ millions)
Revenue	373	363	365
Cost of Sales	(256)	(258)	(266)
Net Income	34	26	14
EBITDA[1]	105	91	86
Outstanding Debt[2]	622	587	618
Net Debt[3]	400	401	395

(1)
“EBITDA” is a non-IFRS measure. For a reconciliation of OPC’s net income (loss) to its EBITDA, see footnote 1 to the first table in “Item 3.A Selected Financial Data—Selected Reportable Segment Data—OPC” setting forth the selected financial data for the year ended December 31, 2019.

(2)	Includes short-term and long-term debt.

(3)
“Net debt” is a non-IFRS measure. For a reconciliation of total debt to net debt for OPC and its businesses as of December 31, 2019 see footnote 2 to the first table in “Item 3.A Selected Financial Data—Selected Reportable Segment Data—OPC” setting forth the selected financial data for the year ended December 31, 2019.

The following table sets forth summary operational information for OPC’s operating plants as of and for the year ended December 31, 2019:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,727	99%
OPC-Hadera	18	84	94%
OPC Total	484	3,811

The following table sets forth summary operational information for OPC’s operating plants as of and for the year ended December 31, 2018:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,299	87%
OPC-Hadera	18	84	94%
OPC Total	484	3,383

The following table sets forth summary operational information for OPC as of and for the year ended December 31, 2017:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,576	94%
OPC-Hadera	18	79	89%
OPC Total	484	3,655

The following summaries provide a description of OPC’s businesses.

OPC-Rotem

OPC has an 80% stake in OPC-Rotem. The remaining 20% is held by Veridis, which is indirectly controlled by Delek Automotive Systems Ltd. OPC-Rotem commenced operations in July 2013 in Mishor Rotem industrial zone in the south of Israel. The OPC-Rotem plant was constructed for an aggregate cost of approximately $508 million. OPC-Rotem’s plant has a capacity of 466 MW (based on OPC-Rotem’s generation license), representing, together with the Hadera Energy Center, approximately 3% of the total installed capacity and approximately 8% of the total installed capacity provided by IPPs in Israel as of December 31, 2019 (including renewables). In 2019, OPC-Rotem’s plant generated approximately 5% of the total energy generated in Israel and approximately 15% of the energy generated by IPPs in Israel (including renewables).

OPC-Rotem purchases natural gas from the Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC-Rotem and the Tamar Group. According to the agreement with the Tamar Group, OPC-Rotem has the option to decrease the daily contractual gas amount to a specific amount set forth in the agreement between 2020 and 2022, such that the minimum consumption from the Tamar Group constitutes 50% of the average gas consumption in the three years preceding the notice of the option exercise. This agreement was amended in 2019, reducing the minimum consumption to 40%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Rotem until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean — see below- is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (described below) with the purpose of decreasing the overall gas price of OPC. The amendment is also expected to increase OPC-Rotem’s cumulative annual take-or-pay obligations. Commencing in March 2020, OPC-Rotem will be required to purchase minimum amounts of gas pursuant to the agreement (“take-or-pay” obligation).

In December 2017, OPC-Rotem signed an agreement for the purchase of natural gas with Energean Israel Ltd., or Energean. Pursuant to this agreement, OPC-Rotem has agreed to purchase from Energean 5.3 billion m3 of natural gas over a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, the agreement between OPC-Rotem and Energean was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (unless the total contractual quantity is supplied earlier). Energean’s natural gas reservoirs have been established and Energean has announced that it will commence its gas supply by the first half of 2021. However, in February 2020, Energean issued a “force majeure notice” under this agreement, notifying OPC that its production facilities in China, including personnel and resources, have been affected by the coronavirus outbreak. In March 2020, Energean also notified OPC that Energean’s EPC contractor had issued a force majeure notice to Energean as a result of the coronavirus outbreak. Energean was unable to predict the impact at the time of the notices, including with respect to any delays in the commercial operation of its reservoir, if any. There is no guarantee that the gas supply will be available by 2021 or at all. For further information on OPC-Rotem’s gas supply agreements, see “—OPC’s Raw Materials and Suppliers.”

OPC-Rotem has a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA. The term of the IEC PPA lasts until 20 years after the power station’s COD (which was in 2013). According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both, subject to certain restrictions set in the agreement): (1) provide the entire net available capacity of its power station to IEC or (2) carve out energy and capacity for direct sales to private consumers, and OPC-Rotem has accordingly allocated the entire capacity of the plant to private consumers since COD. As a result, as of December 31, 2019, OPC-Rotem supplies energy to 29 private end users according to long-term PPAs. In addition, OPC-Rotem from time to time enters into short-term PPAs that give OPC flexibility in the sale of electricity to these customers (i.e. OPC may suspend from time to time the sale of electricity under these agreements). Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice.

Mitsubishi provides the long-term servicing of the power station, for a term of 100,000 hours of operation, or until the date on which 8 planned gas turbine treatments are completed (OPC estimates that this is a period of 12 years). OPC’s long-term service agreement with Mitsubishi includes timetables for performance of the maintenance work, including “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is scheduled to be completed approximately every 18 months, with the next regular maintenance work scheduled to occur in Q2 2020, which was expected to halt the OPC-Rotem plant’s operations for two to three weeks. In March 2020, Mitsubishi notified OPC that the quarantine instructions and limitations imposed on entry into Israel as a result of the coronavirus (which they stated constitute a force majeure under their agreement with OPC) may delay or adversely impact the planned maintenance of the OPC-Rotem power plant, which is planned to take place in April 2020. OPC estimates that a potential delay in the timing of the planned maintenance work will not have a significant impact on the operation of the OPC-Rotem power plant.

OPC has entered into a shareholders’ agreement which grants minority rights to OPC’s minority shareholder. For further information on OPC’s shareholders’ agreements, see “—Shareholders’ Agreements.”

OPC-Hadera

In August 2015, OPC acquired 100% of the shares of OPC-Hadera from Hadera Paper, a large paper and paper product manufacturer in Israel. The consideration for the transaction was NIS 60 million (approximately $16 million). OPC-Hadera, which currently operates an 18 MW plant, holds a conditional license for the construction of a cogeneration power station in Israel. OPC-Hadera commenced construction of the plant in June 2016. OPC expects that the total cost of completing the OPC-Hadera plant (including the consideration for the acquisition of OPC-Hadera) will be approximately NIS 1 billion (approximately $289 million), based upon a plant with up to 148 MW of capacity.

In January 2016, OPC-Hadera entered into an EPC contract with IDOM, for the design, engineering, procurement and construction of the cogeneration power plant (as well as amendments to the agreement that were subsequently signed). The total consideration, following amendments made to the agreement in 2018, is estimated at NIS 636 million (approximately $184 million), payable upon achievement of certain milestones. The agreement contains a mechanism for the compensation of OPC-Hadera in the event that IDOM fails to meet its contractual obligations under the agreement. Furthermore, IDOM has provided bank guarantees and a corporate guarantee by its parent company to secure its obligations, and OPC has provided IDOM a guarantee to secure part of OPC-Hadera’s liabilities.

In March 2020, IDOM notified OPC that the quarantine instructions and limitations imposed on entry into Israel as a result of the coronavirus are expected to delay the arrival of a foreign technical team required by IDOM for the completion of the acceptance tests of the OPC-Hadera power plant and that, as a result, completion of the OPC-Hadera power plant acceptance tests is expected to be delayed. At this stage, OPC cannot estimate the duration of the delay, if any, in the commercial operation of the OPC-Hadera power plant.

OPC-Hadera’s contingent license is valid until March 2021 (following extension from the previous March 2020 expiration date). Expiration of the conditional license prior to the receipt of a permanent license would constitute grounds for an event of default under OPC-Hadera’s financing agreement. Furthermore, in the event of nine-month delays to the agreed COD date, certain customers have the right to cancel PPAs, subject to certain conditions. OPC-Hadera has not received any cancellation requests to date, but is required to provide customers with discounts for delays in the COD date of more than nine months. OPC-Hadera is permitted to cancel PPAs, among other events, in the event of a significant delay in the COD date.

Following delays in the plant’s construction and operation, the OPC-Hadera plant is currently expected to reach its COD in Q2 2020. As of December 31, 2019, OPC-Hadera had completed construction of the power plant’s generation units and commenced the test‑run stage of the power plant. In July 2019, the Minister of National Infrastructures, Energy and Water (the “Minister of Energy”) approved the postponement of the Commercial Operations Commencement Date milestone stated in OPC-Hadera’s conditional license to March 2020, and OPC-Hadera’s lenders agreed to extend the Commercial Operations Commencement Date in the OPC-Hadera loan agreement to the end of March 2020. In March 2020, the EA granted OPC an extension of the license’s expiration date to March 2021. OPC’s management expects that a portion of the costs and lost profits deriving from the delay will be covered by OPC-Hadera’s insurance policy. In addition, OPC-Hadera is entitled to compensation from the EPC contractor pursuant to the construction agreement in respect of the delay in the Commercial Operations Commencement Date. As a result, OPC’s management does not expect the delay to result in a material change to the estimated construction cost of the OPC-Hadera power plant.

In July 2016, OPC-Hadera entered into a NIS 1 billion loan agreement to finance the construction of the OPC-Hadera plant. Approximately 80% of the financing consists of a long-term facility intended to cover the cost of construction and the remaining 20% consists of additional facilities. In March 2020, the lenders under this agreement granted OPC-Hadera’s request to extend the COD under the agreement to June 2020. As of December 31, 2019, OPC has made drawings under the loan agreement, in a total amount of NIS 616 million (approximately $178 million), of which two thirds of the amount is CPI-linked. For further information on the OPC-Hadera financing, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Hadera Financing.”

OPC-Hadera’s power plant is expected to supply the electricity and steam needs of Hadera Paper’s facility as well as to provide electricity to private customers in Israel. The power plant will operate using natural gas as its energy source, and diesel oil and crude oil as backups. As a cogeneration plant which supplies electricity and steam in a single production process, based on the construction contractor’s estimates OPC-Hadera’s power plant is expected to have a relatively high level of energy utilization. The efficiency of the OPC-Hadera’s power plant is expected to be approximately 74.5% when steam is supplied to Hadera Paper, and 54.5% when steam is not produced.

In 2015, OPC-Hadera entered into an agreement with Hadera Paper for OPC-Hadera’s supply of electricity and steam from the OPC-Hadera power plant under construction to Hadera Paper’s facility for a period of 18 years from the date the power plant reaches its COD. In January 2019, the agreement was amended and its term was extended to 25 years from the date of the amendment. Pursuant to this agreement, Hadera Paper has agreed to acquire all of its electricity and steam needs from OPC-Hadera. The agreement provides a minimum quantity of steam to be purchased by Hadera Paper (“take-or-pay” level), which will be subject to adjustment. Until OPC-Hadera reaches its COD, OPC-Hadera will supply steam and electricity to Hadera Paper using the Hadera Energy Center purchased from Hadera Paper and OPC-Rotem will supply the residual energy.

In 2012, Hadera Paper entered into an agreement with the Tamar Group for the supply of natural gas, which has been assigned to OPC-Hadera. The gas supply agreement expires upon the earlier of April 2028 or the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas shall be supplied on a firm basis, and includes a take-or-pay obligation, by OPC-Hadera. In addition, according to the agreement, OPC-Hadera has the option to effectively reduce the purchased gas quantities by approximately 50%, subject to certain conditions.

In September 2016, OPC-Hadera entered into another gas supply agreement with the Tamar Group. The gas supply agreement will expire at the earlier of fifteen years following the OPC-Hadera plant’s COD date or on the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. OPC-Hadera also has the right to terminate this agreement, which it may elect to do in connection with the Energean agreement described below. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas will be supplied on an interruptible basis, and the Tamar Group shall not be responsible for failures in the requested gas supply levels. The Tamar Group may decide to switch the supply to a firm basis. In the event of such a decision and from the date of the change in supply mechanism, OPC-Hadera will be subject to a take-or-pay obligation. OPC-Hadera also has the option to sell gas surpluses to other customers, including related parties, subject to limitations. Furthermore, OPC-Hadera has the option to terminate the agreement at its sole discretion, within three years starting December 2016. In 2019, this agreement was amended reducing the minimum consumption to 30%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Hadera until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean — see below- is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (as described below) with the purpose of decreasing the overall gas price of OPC.

In December 2017, OPC-Hadera signed an agreement for the purchase of natural gas with Energean. Pursuant to this agreement, OPC-Hadera has agreed to purchase from Energean 3.7 billion m3 of natural gas for a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. The agreement is subject to consent of the lenders under the OPC-Hadera financing agreement. In 2019, this agreement was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (unless the total contractual quantity is supplied earlier). Energean’s natural gas reservoirs have been established and Energean has announced that it will commence its gas supply by the first half of 2021. However, in February 2020, Energean issued a “force majeure notice” under this agreement, notifying OPC that its production facilities in China, including personnel and resources, have been affected by the coronavirus outbreak. In March 2020, Energean also notified OPC that Energean’s EPC contractor had issued a force majeure notice to Energean as a result of the coronavirus outbreak. Energean was unable to predict the impact at the time of the notices, including with respect to any delays in the commercial operation of its reservoir, if any. There is no guarantee that the gas supply will be available by 2021 or at all. There is no guarantee that the gas supply will be available by such date or at all. For further information on OPC-Hadera’s gas supply agreements, see “—OPC’s Raw Materials and Suppliers.”

In connection with the acquisition of OPC-Hadera by OPC, OPC acquired the Hadera Energy Center, consisting of certain equipment that it uses to produce steam, and up to 18 MW of additional capacity (and 7 MW that are not active), within its manufacturing plant to OPC-Hadera. OPC-Hadera will also lease from Hadera Paper the land on which the power generation plant is located for a period of 20 years from the OPC-Hadera plant’s COD. OPC-Hadera is also expected to sell its residual electricity to other end users.

In June 2017, OPC-Hadera entered into a long-term maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH, or GEGPP pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC-Hadera plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the service agreement) have reached the end-date of their performance and (b) 25 years from the date of signing the service agreement. The service agreement contains a guarantee of reliability and other obligations concerning the performance of the OPC-Hadera plant and indemnification to OPC-Hadera in the event of failure to meet the performance obligations. OPC-Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

Tzomet

In March 2018, OPC acquired 95% of the shares of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. The total consideration for the acquisition of the 95% interest in Tzomet was approximately $23 million. In February 2020, OPC completed the acquisition of the remaining 5% of the shares of Tzomet, for consideration of approximately NIS 27 million (approximately $8 million).

In February 2020, financial closing for the Tzomet project was met, as a result of meeting the following key milestones:

•
Receipt of the conditional license—in April 2019, Tzomet was granted a conditional license for a 66-month term (which can be extended, subject to conditions). The conditional license is conditional on compliance with various milestones, including reaching commercial operation within 66 months from the date of the conditional license (which is currently expected to take place at the end of 2022). See “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.”

•
Entry into financing agreement—in December 2019, Tzomet entered into a NIS 1.4 billion (approximately $405 million) senior facility agreement to finance the construction of the Tzomet plant, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—Tzomet Financing.”

•
Receipt of positive interconnection study and rate approval—in September 2019, Tzomet received the results of an interconnection study performed by the System Administrator. The study included a limitation on output of the power plant’s full capacity to the grid beyond a limited number of hours per year, up to completion of transmission projects by IEC, which are expected to be completed by the end of 2023. In December 2019, the EA approved Tzomet’s tariff rates, which will be applicable upon completion of the power plant and receipt of a permanent generation license. Given the limitation included in the interconnection study, Tzomet will be subject to a reduced availability tariff during 2023.

•
Receipt of land approval and construction permit — In 2010, Tzomet entered into an option agreement with Kibbutz Netiv HLH for the lease of a plot of land for the construction of the power plant, located at the Plugot Intersection for 25 years (with an option to extend the lease for an additional 25 years). The exercise of the option required the approval of the Israeli Land Authority. In January 2020, the Israeli Land Authority notified Tzomet of a required payment in the amount of NIS 207 million (approximately $60 million), or Initial Assessment, for the lease of the land. In January 2020, Tzomet paid the Initial Assessment and received a construction permit for its plant. The Initial Assessment remains subject to change following completion of certain control procedures by the Israeli Land Authority.

•	Receipt of EA approval that conditions for financial closing were met—the EA notified Tzomet that the conditions for financial closing had been met on February 10, 2020.

OPC expects that the Tzomet plant will reach its COD by the end of 2022 and that the total cost of completing the Tzomet plant will be approximately NIS 1.5 billion (approximately $434 million). As of December 31, 2019, OPC had invested approximately NIS 91 million (approximately $26 million) in the project

As opposed to generation facilities with an integrated cycle that operate during most of the hours in the year, the Tzomet plant will be an open-cycle power plant (Peaker plant). Peaker plants are generally planned to operate for a short number of hours during the day, where there is a gap in the demand and supply of electricity, e.g., at peak demand times. They act as backup plants whose purpose is to provide availability in times of peak demand, such as when other generation facilities break down, or as supplements when solar energy is unavailable. As opposed to OPC-Rotem and OPC-Hadera, which enter into PPAs to sell power to private customers, Tzomet will sell all of its capacity to the IEC, acting as a Peaker plant.

In January 2020, Tzomet entered into a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA. The term of the Tzomet PPA lasts until 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (1) Tzomet will sell energy and available capacity to IEC and IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services, (2) part of the rights and obligations of IEC will be assigned to the System Administrator in the future, (3) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in Regulation 914, (4) the plant will be operated pursuant to the System Administrator’s directives and the System Administrator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (5) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and Regulation 914, and pay penalties for any non-compliance. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Administrator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

In December 2019, Tzomet entered into an agreement with Israel Natural Gas Lines, or INGL, for the transmission of natural gas to the Tzomet power plant. The agreement is subject to cancellation under certain conditions. Construction work under the agreement has not yet commenced. OPC’s management estimates that the transmission price under the agreement will be NIS 25 million (approximately $7 million) per year.

In December 2019, Tzomet entered into a long-term maintenance agreement with PW. Pursuant to the agreement, PW will provide maintenance treatments to the Tzomet plant generators, turbines, and additional equipment for a period of 20-years commencing on the date of commercial operation of the Tzomet plant.

In September 2018, Tzomet entered into an EPC agreement with PW for construction of the Tzomet project. Pursuant to this agreement, PW committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation and undertook to complete the construction work of the Tzomet project. The aggregate consideration payable over the term of the agreement is approximately $300 million, and is payable based on the achievement of milestones. The agreement contains a mechanism for the compensation of Tzomet in the event that PW fails to meet its contractual obligations under the agreement. In 2019, the agreement was amended to reflect certain required adjustments pursuant to Tzomet’s financing agreement. In March 2020, Tzomet issued a notice to commence to the contractor under the agreement and the agreement was further amended to extend the period for completion of construction by three months. OPC’s management currently does not expect that the extension will result in a delay in the project.

Potential Expansions

In March 2014, OPC, through one of its subsidiaries, was awarded a tender published by the Israeli Land Authority to lease a 5.5 hectare plot of land adjacent to the OPC-Rotem site. The lease agreement was approved by the Israeli Land Authority in August 2018. In April 2017, OPC was authorized by the Israeli Government to seek zoning permissions for a gas fired power station with a capacity of up to 530MW located on the land adjacent to OPC-Rotem.

In April 2017, OPC was authorized by the Israeli Government to seek authority for zoning of the land for a gas-fired power station of up to 800 MW of installed capacity on land owned by Hadera Paper near the OPC-Hadera power plant. OPC Hadera Expansion Ltd. (“Hadera Expansion”), an OPC subsidiary, is party to an option agreement with Hadera Paper to lease the relevant land.

These plots of lands, if zoning permission is granted, would provide OPC with land that can be used with tenders but OPC would still require licenses to proceed with any projects on this land.

In addition, OPC is examining possibilities for expanding its electricity generation activities by means of construction of power plants and/or acquisition of power plants (including in renewable energy) outside of Israel.

See “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.”

OPC’s Raw Materials and Suppliers

OPC’s power facilities utilize natural gas as primary fuel, and diesel oil and crude oil as backups. During February to December 2019, OPC-Rotem and OPC-Hadera operated on diesel oil for part of the period, as directed by the IEC, as System Administrator. OPC is entitled to a refund for the incremental cost of using diesel for these periods.

OPC-Rotem and OPC-Hadera have entered into gas supply agreements with the Tamar Group, composed of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership, or collectively the Tamar Group, for the purchase of natural gas. For further information on these agreements see “—OPC-Rotem” and “—OPC-Hadera.”

The price that OPC-Rotem pays to the Tamar Group for the natural gas supplied is based upon a base price in NIS set on the date of the agreement, indexed to changes in the EA’s generation component tariff, and partially indexed (30%) the U.S. Dollar representative exchange rate. The price that OPC-Hadera pays to the Tamar Group is based upon a base price in US$, fully indexed to changes in the EA’s generation component tariff. As a result, increases or decreases in the EA’s generation tariff have a related effect on OPC-Rotem’s and OPC-Hadera’s cost of sales and margins. In addition, the natural gas price formulas in OPC-Rotem’s and OPC-Hadera’s supply agreements are subject to a floor price mechanism, which is denominated in U.S. Dollars for both OPC-Rotem and OPC-Hadera.

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem paid the minimum price during 2016 to 2018 (excluding one month in 2018). OPC-Rotem’s and OPC-Hadera’s gas prices exceeded the minimum price in 2019. In December 2019, the EA published the electricity tariffs for 2020, which included a decrease of the EA’s generation component tariff by approximately 8%. As a result, OPC-Rotem’s and OPC-Hadera’s gas prices are expected to be at the minimum price in 2020. Therefore, reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem and/or OPC-Hadera, but rather to a reduction in profit margins. For OPC-Rotem, the effect on profit margins depends on the US$/NIS exchange rate fluctuations. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability.”

The gas supply agreements for OPC-Rotem and OPC-Hadera are described above.

OPC’s Competition

Within Israel, OPC’s major competitors are IEC and private power generators, such as Dorad Energy Ltd. and Dalia, who, as a result of government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity. The more important private producers are presented in the table below.

Name	Power Station Technology	Approximate Capacity (MW)	Commercial Operating Date
Dorad	Conventional	860	May 2014
Mashav	Conventional	120	April 2014
Dalia — Unit 1[1]	Conventional	450	July 2015
Dalia — Unit 2[1]	Conventional	450	September 2015
Ashdod Energy[2]	Cogeneration	60	October 2015
Ramat Negev Energy[2]	Cogeneration	120	January 2016
Sugat[2]	Cogeneration	75	November 2019
IPP Alon Tabor[2]	Cogeneration	74	September 2019
IPP Ramat Gabriel[2]	Cogeneration	74	November 2019
Paz Ashdod[2]	Cogeneration	100	July 2013
Delek Sorek[2]	Conventional	140	August 2016
Dead Sea Works (DSW)[2]	Cogeneration	230	August 2018
IPM Beer Tuvia[2]	Conventional	450	Under construction
OPD Delek Ashkelon[2]	Cogeneration	87	February 2009

(1)	To OPC’s knowledge, part of Dalia’s total installed output (Unit 1 and Unit 2) is allocated to the IEC, and part of it is allocated to private customers.

(2)	To OPC’s knowledge, part of the capacity generated by these entities is designated to a yard consumer or to independent consumption.

In order to diversify its customer mix and decrease its dependence on private customers, OPC is seeking to extend its activities into the area of “Peaker” power stations, through the development of the Tzomet power plant, whose purpose is to provide availability to the IEC. OPC is also considering participating in the IEC tenders of the remaining four of its power stations, see “—Regulatory, Environmental and Compliance Matters.”

In November 2019, the EA published a hearing regarding principles for increasing competition in electricity supply. As part of the hearing, the EA is planning to open approximately 300MW to competition for household consumers and small industries (approximately 36,000 household customers and 15,000 household industrial/ commercial customers), which will be supplied by both existing and new suppliers. The new suppliers will purchase the electricity from the System Administrator. The EA has yet to publish a final decision on this matter.

OPC’s Seasonality

Revenues from the sale of electricity are seasonal and impacted by the “Time of Use” tariffs published by the EA. The seasons are divided into three, as follows: (a) summer — July and August; (b) winter — December, January and February; (c) transitional seasons — March to June and September to November.

The following table provides a schedule of the weighted EA’s Generation Component rates for 2020 based on seasons and demand hours, published by the EA.

Season	Demand Hours	Weighted production rate (AGOROT per kWh)
Winter	Off-peak	19.85
	Shoulder	38.51
	Peak	67.23
Transition	Off-peak	16.96
	Shoulder	21.67
	Peak	27.92
Summer	Off-peak	16.75
	Shoulder	27.18
	Peak	70.50
Weighted Average Rate		26.78

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

The following table provides a summary of OPC’s revenues from the sale of electricity, by season (in $ millions) for 2019 and 2018. These figures have not been audited or reviewed.

	2019	2018
Summer (2 months)	70	67
Winter (3 months)	102	98
Transitional Seasons (7 months)	184	182
Total for the year	356	347

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

OPC’s Property, Plants and Equipment

The following table provides certain information regarding OPC’s power plants, as of December 31, 2019:

Company/Plant	Location	Installed Capacity		Fuel Type
		(MW)
Operating Companies
OPC-Rotem	Mishor Rotem, Israel	466		Natural gas and diesel (combined cycle)
OPC-Hadera[1]	Hadera, Israel	18	[2]	Natural gas and diesel

(1)
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel, based upon a plant with up to 148 MW of capacity. Construction commenced in June 2016 and, following delays in the plant’s construction and operation, COD is currently expected in Q2 2020.

(2)
OPC-Hadera’s generation license refers to an installed capacity of 25 MW, representing an 18 MW and 7 MW unit. The 7 MW steam turbine reflected in OPC-Hadera’s license is not active, and therefore OPC-Hadera’s installed capacity is only 18 MW.

OPC leases its principal executive offices in Israel. OPC owns all of its power generation facilities. OPC has also been awarded a tender published by the Israel Land Authority to lease a 5.5 hectare plot of land adjacent to the OPC-Rotem site and OPC-Hadera has entered into an option agreement with Hadera Paper to lease land owned by Hadera Paper near the OPC-Hadera power plant, which agreement was assigned by OPC to Hadera Expansion in December, 2019.

As of December 31, 2019, the consolidated net book value of OPC’s property, plant and equipment was $679 million.

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

Employees

As of December 31, 2019, OPC had a total of 96 employees, of which 56 employees are in the operations division, and 40 are at OPC’s headquarters. Substantially all of OPC’s employees are employed on a full-time basis.

The table below sets forth breakdown of employees by main category of activity as of the dates indicated:

	As of December 31,
	2019	2018	2017
Number of employees by category of activity:
Plant operation and maintenance	56	55	51
Corporate management, finance, commercial and other	40	37	37
OPC Total	96	92	88

Most of the OPC-Rotem power plant’s operations employees are employed under a collective employment agreement entered into in November 2019. The agreement establishes and regulates which employees are subject to the agreement, as well as the career path that the employees will follow within the organization, from their initial hiring through the end of their employment. The agreement establishes the process of hiring employees, trial periods, starting compensation and salary, rates for wage increases and annual bonuses, as well as entitlement to vacation, sick days and convalescence pay, welfare benefits, disciplinary regulations, and the process for ending employment and the mechanism for resolving disputes between management and the employees’ representation. In addition, the agreement stipulates that OPC’s employees that are subject to the agreement will receive salary increase and annual bonus for each calendar year in the agreement period.

In March 2018, a collective employment agreement was signed with the Hadera Energy Center. This agreement was in line with the existing collective agreement of OPC-Rotem power plant’s operations employees. The agreement applies to the Hadera Energy Center employees and to the employees at the OPC-Hadera’s power plant.

For further information on the risks relating to these collective employment agreements, see “Item 3.D Risk Factors—Risks Related to OPC—OPC requires qualified personnel to manage and operate its various businesses and projects.”

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

During 2019, OPC engaged in negotiations with Veridis with a view to acquire all of Veridis’ interests in OPC-Rotem in exchange for new OPC shares and a new investment in OPC by Veridis. However, due to, among other things, regulatory issues which could have resulted from the structure of the proposed transaction, the parties agreed not to proceed with the proposed transaction structure but to continue discussions to examine alternative transactions in connection with Veridis’ holdings in OPC-Rotem.

Legal Proceedings

For a discussion of significant legal proceedings to which OPC’s businesses are party, see Note 20 to our financial statements included in this annual report.

Regulatory, Environmental and Compliance Matters

IEC generates and supplies most of the electricity in Israel in accordance with licenses granted by virtue of the Israeli Electrical Market Law, and distributes and supplies all of the electricity in Israel. In addition, IEC serves as the “System Administrator” for the Israeli electricity system by virtue of the general license granted (but, pursuant to the Israeli Government’s recent electricity sector reform, it is expected to cease acting as System Administrator in the upcoming years, see “—IEC Reform”). The System Administrator is intended to maintain balance in levels of supply and demand in the electricity market, manage the transmission of energy from power stations to substations at the reliability and quality required (by passing through the power grids), timing and performing maintenance works in production units and in transmission systems, managing commerce in Israel under competitive, equal and optimal terms, including performing agreements to purchase available capacity and energy from private electricity producers and for planning and developing the transmission and distribution systems. Within this framework, IEC, as System Administrator, sets the dispatch order of operation for production units, prepares connection surveys and more. IEC’s activity as the System Administrator is subject to the standards published by the EA.

Pursuant to the Electricity Sector Law, IEC was defined as an “essential service provider” and as such is subject to the obligations pertaining to the proper management of the Israeli electrical services market. These obligations include, inter alia, submitting development plans, managing and operating the electrical system in Israel including the transmission and distribution systems, providing backup and infrastructure services to private power producers and to consumers as well as purchasing electricity from private power producers. In addition, IEC was declared a monopoly by the Israeli Antitrust Authority in the electricity sector, in the field of power supply — electricity production and sale, transmission and distribution of electricity and providing backup services to electricity consumers and producers.

IEC Reform

Pursuant to the Israeli Government’s electricity sector reform, the IEC will be required to sell five of its power plants through a tender process over the next 8 years, which is expected to reduce its market share to below 40%. The IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations. The IEC will also cease acting as the System Administrator. Following the Israeli Government’s electricity sector reform, as part of which the IEC is expected to sell five of its sites, the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances:

•
An entity may not hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. The generation capacity of an entity’s related parties with generation licenses will be counted towards such entity’s capacity for purposes of this 20% limitation. In addition, the EA published proposed regulations in respect of maximum holdings in generation licenses which are not identical to the Competition Authority principles. The Competition Authority has stated that the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC), while, the EA has proposed regulation whereby the relevant limit is 20% of 14,000 MW (including capacity of IEC). We may be subject to more restrictive interpretation. The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW.

•	An entity holding a right to a fuel venture may not acquire any of the sites being sold.

OPC participated in the tender of the Alon Tabor plant — the first of the five plants to be sold by the IEC — but was not the winning bidder. In 2019, OPC was admitted to the preliminary classification stage for the Ramat Hovav site tender process but there is no certainty that OPC will submit a bid or that it will be successful.

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

According to the Electricity Sector Law, the EA may set the power rates in the market, based, among others, on IEC costs that the EA elects to recognize, and yield on capital. The EA sets different rates for different electricity sectors. According to the Electricity Sector Law, the IEC shall charge customers in accordance with rates set by the EA and shall pay another license holder or a customer in accordance with the relevant rates. In addition, the EA sets the tariffs paid by private electricity producers to the IEC for various services provided by the IEC, including measurement and meter services, system services, and infrastructure services.

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

According to the 2018 Electricity Market Report, as of 2018, IPPs (including OPC-Rotem and including renewable energy) are active in the market with an aggregate capacity of approximately 4,863 MW, constituting 27% of the Israeli electricity market’s total installed capacity. The EA estimates that by the end of the IEC reform period, IEC’s market share is expected to be approximately 44% of the installed conventional capacity in the market, approximately 33% of the installed capacity (including renewable energy) and approximately 32% of the installed capacity for gas. The IEC’s market share is expected to drop below 40% of the generation in the market.

The regulatory arrangements applicable to IPPs were determined while distinguishing between the different generation technologies they use and the various levels of voltage they will be connected to (according to installed capacity). The following are the key electricity production technologies used by private producers in Israel:

•
Conventional technology – electricity generation using fossil fuel (natural gas or diesel oil). Exercise of the quota of IPPs using this technology amounts to approximately 2,540 MW out of a total quota of 3,640 MW assigned to generation using this technology.

•
Cogeneration technology –electricity generation using facilities that simultaneously generate both electrical energy and useful thermal energy (steam) from a single source of energy. Exercise of the quota of generators using this technology amounts to approximately 990 MW out of a total quota of 1,000 MW assigned under the current regulation. Licenses issued beyond that shall be subject to different regulation.

•
Renewable energy – generation of electric power the source of energy of which includes, inter alia, sun, wind, water or waste. The installed capacity of renewable energy generation facilities amounts to approximately 2,000 MW out of a quota of 4,489 MW assigned to generation using renewable energy.

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

Upon the development of the electricity market and the utilization of EA Regulation 241 quotas in December 2014, the EA published a follow-up arrangement for conventional producers, and implemented dispatch of IPPs according to the economic dispatch order. According to this regulation, the production units shall be dispatched in accordance with an economic dispatch principle and independent of PPAs between producers and customers, and shall apply to producers with an installed capacity higher than 16 MW and up to a total output of 1,224 MW. This regulation is referred to as “Regulation 914.”

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

In November 2018, the EA published a decision regarding the activity arrangement of natural gas generation facilities connected to the distribution network. Pursuant to this decision, generators under 16 MW are encouraged to construct power plants within customers’ facilities. These power plants will only be permitted to sell electricity to customers within the facility (and not other private customers) and the System Administrator.

In March 2019, the EA published a decision regarding the establishment of generators connected to the high-voltage network without a tender process. This decision would permit the establishment of generation facilities that are connected to the transmission grid or integrated in the connection of a consumer connected to the transmission grid (excluding renewable energy) for a maximum capacity of 500 MW and provided they receive tariff approval by the end of 2023. These generation facilities will only be permitted to sell electricity to customers within the facility (and not other private customers) and to provide the rest of their available capacity to the System Administrator, that will upload the capacity to the grid according to central upload system. The EA has stated that it intends to publish information on the tender process for construction of such generation facilities in the future.

In January, 2020 the EA published proposed regulations regarding the promotion of competition in the electricity generation industry. Pursuant to the proposed rules, a generation or conditional license may not be granted if (a) the grantee will hold plants operating on natural gas exceeding 20% of planned capacity (which the EA has stated is 14,000 MW, including the capacity of IEC), (b) the grantee will hold more than one plant operating on pumped storage technology, or (c) the grantee will hold plants operating on wind energy exceeding 60% of planned capacity. Regarding (a), according to the principles of the Competition Authority the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC). The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW.

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

In November 2017, OPC-Rotem applied to the EA to obtain a supply license for the sale of electricity to customers in Israel. In February 2018, the EA responded that OPC-Rotem needs a supply license to continue selling electricity to customers and that the license will not change the terms of the PPA between OPC-Rotem and the IEC. The EA also stated that it will consider OPC-Rotem’s supply license once the issue of electricity trade in the Israeli economy has been comprehensively dealt with. OPC-Rotem has not received a supply license to date and there is no assurance regarding the receipt of the license and its terms. If OPC-Rotem does not receive a supply license, it may adversely affect OPC-Rotem’s operations.

In February 2020, the EA issued standards regarding deviations from consumption plans submitted by private electricity suppliers, which will become effective on September 1, 2020. Under these regulations, a supplier will only be permitted to sell electricity produced by IPPs to consumers and not electricity purchased from the IEC. Deviations from annual consumption plans exceeding 3% of the installed capacity allocated to a supplier will result in payment of an annual tariff. The regulation also provides for a settlement mechanism for deviations from daily consumption plans. The EA has stated that this regulation will apply to OPC-Rotem after supplementary arrangements have been determined for OPC-Rotem, which have yet to be determined The EA regulations could limit OPC-Rotem’s operations if it does not obtain a supply license or if it obtains a license that contains more restrictive terms than expected. OPC is still examining the effects of the decision on OPC-Rotem and OPC-Hadera.

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

OPC-Hadera’s Regulatory Framework

OPC-Hadera holds a conditional license for the construction of a cogeneration power station in Israel. On September 18, 2016, OPC-Hadera provided the EA a notice that it had reached “financial closing” with respect to financing for the project.

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

In September 2019, Tzomet received the results of an interconnection study performed by the System Administrator. The study included a limitation on output of the power plant’s full capacity to the grid beyond a limited number of hours per year, up to completion of transmission projects by IEC, which are expected to be completed by the end of 2023. In December 2019, the EA approved Tzomet’s tariff rates, which will be applicable upon completion of the power plant and receipt of a permanent generation license. Given the limitation included in the interconnection study, Tzomet will be subject to a reduced availability tariff during 2023. See “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business.”

In January 2020, Tzomet entered into a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA. The term of the Tzomet PPA lasts until 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (1) Tzomet will sell energy and available capacity to IEC and IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services (2) part of the rights and obligations of IEC will be assigned to the System Administrator in the future, (3) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in Regulation 914, (4) the plant will be operated pursuant to the System Administrator’s directives and the System Administrator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (5) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and Regulation 914, and pay penalties for any non-compliance. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Administrator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Tzomet has not entered into a gas supply agreement yet, but has the option to engage with a gas supplier or have its gas supplied by the IEC.

Qoros

Kenon holds a 12% interest in Qoros, a China-based automotive company. Kenon previously held a 50% stake in Qoros prior to the Majority Shareholder in Qoros’ investment, and was one of the founding members of the company. Kenon continues to remain actively involved in the business with its current stake and right to appoint two of the nine directors on Qoros’ board.

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery for RMB3.315 billion, as part of a total investment of approximately RMB6.63 billion by the Majority Shareholder in Qoros, of which RMB6.5 billion was ultimately invested in Qoros’ equity. As a result of this investment, Kenon and Chery had 24% and 25% stakes in Qoros, respectively. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which is based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros, and retains a put option to sell this interest to the Majority Shareholder in Qoros for a price of RMB 1.56 billion (approximately $220 million). As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%. For further information, see “—Qoros’ Investment Agreement” and “—Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros.”

Kenon has outstanding back-to-back guarantees to Chery in respect of Qoros’ debt of approximately $23 million and has pledged substantially all of its interest in Qoros to support certain Qoros debt, as well as Chery’s guarantees of Qoros debt.

Qoros’ manufacturing facility in Changshu, China has a technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models. Qoros sold approximately 26,000 vehicles in 2019, as compared to approximately 62,000 vehicles in 2018. A substantial number of such sales in 2018 and 2019 reflect purchases by leasing entities introduced by the Majority Shareholder in Qoros. Qoros vehicles are currently C-segment vehicles.

Chinese Passenger Vehicle Market Developments

Qoros is focused on the Chinese passenger vehicle market, which experienced rapid growth driven by significant expansion of the economy prior to 2017. In 2018, the market contracted for the first time in 28 years, primarily due to the economy’s slowdown and the end of automobile tax incentives in China. This trend continued in 2019 with sales dropping by 9.6% from a year earlier to approximately 21.4 million units, according to the China Association of Automobile Manufacturers. The table below sets forth domestic sales volumes of passenger vehicle models in China between 2013 and 2019.

New Energy Vehicle Market in China

The Chinese central government has stated that the NEV market is critical for the development of the Chinese automobile industry and China’s economic growth, and has implemented a number of policies to promote the growth of the market. Sales of NEV cars (which includes plug-in and battery electric vehicles) increased from approximately 552,000 units in 2017 to approximately 1.06 million units in 2019.

Chinese national and regional governments have implemented various policies to promote the growth of the NEV market, including through purchase subsidies from central and local governments and purchase tax incentives. A number of these subsidies were originally expected to be phased out by the end of 2020. The phase out of subsidies has affected the demand for NEVs in China in 2019, with NEV sales declining in the second half of 2019, and may continue to affect demand in future years. However, in April 2020, the Minister of Finance in China announced that subsidies for NEVs will be extended to 2022, with a gradual phase out each year.

Pricing Trends in the Chinese Passenger Vehicle Market

As a result of the phase-out in 2018 of the purchase tax incentives for conventional vehicles, and the resulting impact on vehicle sales in China, dealers and OEMs offered incentives for vehicle purchases, especially in the form of price reductions. This led to greater price discounts in 2019 as compared to 2018. In line with many of its competitors, Qoros offered various incentives for vehicle purchases, including price reductions. Qoros expects the downward pressure on vehicle prices to continue for the next few years. The coronavirus outbreak, which has significantly impacted consumer activity in China, is expected to have a material impact on the overall Chinese passenger vehicle market, at least in the first half of 2020.

Qoros’ Description of Operations

Qoros designs, engineers and manufactures automobiles manufactured in China, designed to deliver international standards of quality and safety, as well as innovative features. In 2019, Qoros sold approximately 26,000 cars, as compared to approximately 62,000 cars in 2018 with a substantial number of such sales reflecting purchase orders by the leasing companies introduced by the Majority Shareholder in Qoros. These leasing companies primarily offer the vehicles to their customers under short-term arrangements, e.g. through car sharing mobile applications.

Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D-segments. Qoros developed its vehicles in accordance with international standards of quality and safety, working in conjunction with global entities from both automotive and non-automotive industries.

A significant portion of Qoros’ sales in 2018 and 2019 have been SUV vehicles. Qoros expects that sales to the leasing companies introduced by the Majority Shareholder in Qoros will increasingly comprise the Qoros 3 vehicle.

Qoros’ strategy includes the development of NEV models and Qoros is planning to launch an NEV model in 2020.

Qoros’ Manufacturing: Property, Plants and Equipment

Qoros conducts its vehicle manufacturing and assembly operations at its 150 thousand unit per annum, 790,000 square meter factory by land size in Changshu, China, for which it has a land use right until 2062. This technical capacity of the manufacturing facility can be increased to approximately 220 thousand units per annum through the utilization of different shift models. Qoros’ manufacturing plant was closed for a brief time in early 2020 as a result of the coronavirus, but has since begun resuming manufacturing activities., see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—The impact of the coronavirus on Qoros’ operations and the operations of its suppliers may harm its business.”

The current manufacturing plant can also be used to produce NEV models.

Qoros’ Sourcing and Suppliers

Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers. Qoros also collaborates and sub-contracts with several engineering firms for its product development activities. The coronavirus outbreak disrupted the operations of certain suppliers in early 2020, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—The impact of the coronavirus on Qoros’ operations and the operations of its suppliers may harm its business.”

Qoros’ Commercial Agreements with Shareholders

Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business and there are platform sharing arrangements between Qoros and Chery, and Qoros has entered into various commercial agreements with respect to the provision of such supplies from Chery. Qoros may enter into additional commercial arrangements and agreements with shareholders or their affiliates in the future. Qoros has total amounts payable to Chery in the amount of RMB336 million (approximately $48 million) as of December 31, 2019.

Qoros’ Dealers

Qoros markets its vehicles in China primarily through a network of independent authorized retail dealers, with whom Qoros enters into non-exclusive relationships. As of December 31, 2019:

•
Qoros’ dealerships included 106 points of sales, including 5 dealerships operated by the Majority Shareholder in Qoros (as compared to 160 as of December 31, 2018), no additional points of sales under construction and Memorandums of Understanding (as compared to 29 as of December 31, 2018);

•
Qoros had 68 full-service dealerships (as compared to 96 as of December 31, 2018), providing Qoros’ customers with authorized salesmen, showrooms, and services and parts, under one roof; the remaining portion of Qoros’ dealership network comprises only showrooms; and

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

Qoros has stated that as part of its strategy it intends to develop NEV vehicle and is planning to launch an NEV model in 2020. Qoros will experience significant competition in the NEV market, as OEMs are required to satisfy regulations, under which automakers obtain a certain NEV score by 2019, which score is related to the number of NEVs the automaker produces.

Qoros’ Investment Agreement

In January 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery for RMB3.315 billion (approximately $526 million), which was part of an investment structure to invest a total of approximately RMB6.63 billion (approximately $1,053 million) by the Majority Shareholder in Qoros. As a result of the 2018 investment, Kenon’s and Chery’s interests in Qoros were reduced to 24% and 25%, respectively. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which is based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros. As a result of the 2020 sale, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%. For purposes of this section, references to Kenon include Quantum (Kenon’s wholly-owned subsidiary which owns Kenon’s interest in Qoros) and references to Chery include Wuhu Chery (the direct owner of Chery’s interest in Qoros).

The 2018 investment was made pursuant to an investment agreement among the Majority Shareholder in Qoros, Quantum, Wuhu Chery and Qoros. A description of the key terms of the investment agreement and the investment is set forth below. The 2018 investment also involved an amendment of the Qoros joint venture agreement which is described below.

In connection with the 2018 investment, Kenon received initial cash proceeds of RMB1.69 billion (approximately $260 million) and Chery received cash proceeds of RMB1.625 billion (approximately $250 million). The investment was based on an RMB6.5 billion pre-investment valuation of Qoros, excluding RMB1.9 billion (approximately $292 million) principal amount of shareholder loans.

Pursuant to the investment agreement, following the sale of equity interests, Qoros’ shareholders (including the Majority Shareholder in Qoros) were required to invest a total of RMB6.5 billion in Qoros’ equity in proportion to their post-investment equity ownership.

For Kenon and Chery, this effectively required reinvestment of the proceeds received from the sale of their interests in Qoros, so the transaction did not involve any new money investment from Kenon or Chery.

The Majority Shareholder in Qoros advanced its proportionate share totaling RMB3.315 billion directly to Qoros.

At the time of the 2018 investment in Qoros, Kenon and Chery had outstanding loans to Qoros of RMB944 million. The investment agreement provided for repayment of a portion of these loans. The parties agreed that instead of Kenon and Chery reinvesting the full RMB1.65 billion each was originally required to contribute to Qoros (from the proceeds of the sale of their interest in Qoros), Kenon and Chery would use proceeds they received from the sale of their Qoros interests to partially fund their respective portions of the investment in Qoros. Kenon and Chery retained a portion of such proceeds and agreed to equitize their shareholder loans, i.e., Kenon and Chery effectively retained the amounts they would have received in repayment of shareholder loans. As a result, Kenon invested RMB616 million (approximately $95 million) of the RMB1.69 million of proceeds it received for its sale of a part of its interest in Qoros, and retained the remainder equal to a total of $170 million of cash proceeds from the investment (including RMB130 million (approximately $20 million) from the sale of its 1% holding in Qoros which was not to be reinvested into Qoros).

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

Guarantee Obligations and Equity Pledges

Chery has guaranteed a portion of Qoros’ obligations under its RMB3 billion and RMB700 million credit facilities, and Kenon has provided back-to-back guarantees to Chery in respect of a portion of Chery’s obligations. Kenon’s back-to-back guarantee obligations are approximately $23 million. In addition, Kenon and Chery have also pledged a significant portion of their equity interests in Qoros to secure Qoros’ obligations under its RMB1.2 billion credit facility.

In connection with previous reductions in Kenon’s back-to-back guarantee obligations, Kenon provided cash collateral to Chery that was used to fund shareholder loans on behalf of Chery for a total amount of RMB244 million and pledged a portion of Kenon’s equity interests in Qoros to Chery. The agreements for this guarantee and pledge provide that in the event that Chery’s obligations under its guarantees are reduced, Kenon is entitled to the proportionate return from Chery of the RMB244 million funding provided on Chery’s behalf and/or a release of the equity pledged to Chery.

As part of the investment, the Majority Shareholder in Qoros was required to assume its pro rata share of the guarantees and equity pledges based on post-investment equity ownership in Qoros, which is subject to further adjustment following any future changes in the equity ownership in Qoros (including as a result of the 2020 sale described below under “—Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros,” the exercise of the put option under the investment agreement or other acquisition of additional equity in Qoros).

In connection with the 2018 investment and the 2020 sale described below, the Majority Shareholder in Qoros has assumed its proportionate obligations with respect to the RMB3 billion and RMB700 million loan facilities, and as a result, in January 2018, Chery repaid Kenon RMB120 million out of the total RMB244 million previously advanced, and a significant portion of the Qoros equity pledged by Kenon to Chery was released. In addition, following repayments by Qoros in relation to its loan, Chery has repaid an additional RMB118 million ($17 million; $6 million in April 2020 and $11 million in December 2019) out of the total RMB244 million leaving a remaining balance of RMB5 million of cash collateral. In connection with the 2020 sale, additional shares pledged by Kenon to Chery are in the process of being released.

The Majority Shareholder in Qoros is still in the process of assuming its proportionate pledge obligations with respect to the RMB1.2 billion loan facility after which Kenon is required to be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. As a result of the 2018 and 2020 sales, the Majority Shareholder in Qoros is required to pledge additional shares or to provide other support acceptable to the lender banks. To date, Kenon has not been proportionately released by the bank lenders from these pledge obligations. See also “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros.” Substantially all of Kenon’s equity in Qoros is currently pledged.

Repayment of Loans to Ansonia

Kenon was party to loan agreements with Kenon’s major shareholder Ansonia, which loan agreements were entered into in 2016 to provide loans to Kenon to fund Qoros. In 2018, Kenon fully repaid $77 million in shareholder loans to Ansonia.

Kenon’s Put Option

Kenon has a put option over its remaining equity interest in Qoros. The investment agreement provided Kenon with the right to cause the Majority Shareholder in Qoros to purchase up to 50% of its remaining interest in Qoros at the time of the 2018 investment for up to RMB1.56 billion (approximately $220 million), subject to adjustments for inflation, during the three-year period beginning from the closing of the 2018 investment. The investment agreement further provided that from the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB1.56 billion (approximately $220 million), subject to adjustment for inflation. Another company within the Baoneng Group effectively guarantees this put option by also serving as a grantor of the option. The put option requires six months’ notice for exercise. The 2020 sale described below under “—Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros” was not made pursuant to this put option. See also “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros.”

The investment agreement provides that any changes in the equity holdings of Qoros by Kenon, Chery or the Majority Shareholder in Qoros, including as a result of the put option described above, will result in adjustments to the respective parties’ pro rata obligations of the Qoros bank guarantees and pledges described above according to their equity ownership in Qoros.

Commitment to Introduce Vehicle Purchase Orders

Pursuant to the investment agreement, the Majority Shareholder in Qoros has agreed to introduce approximately 100,000 vehicle purchase orders to Qoros each year between 2018 and 2020 following the entry into further agreements with respect to these purchase orders. This minimum number of purchases orders was not met in 2018 and 2019 and Qoros does not expect it to be met in 2020.

Governance of Qoros

Qoros’ joint venture agreement and articles of association have been amended to reflect the Majority Shareholder in Qoros’ 51% interest in Qoros. For further information on the terms of the joint venture agreement, see “—Qoros’ Joint Venture Agreement.”

Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros

In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which is based on the same post-investment valuation as the initial 2018 investment by the Majority Shareholder in Qoros. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%. The Majority Shareholder in Qoros has agreed to assume its pro rata share of the pledge obligations with respect to the RMB1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. As a result of the 2018 and 2020 sales, the Majority Shareholder in Qoros is required to pledge additional shares or to provide other support acceptable to the lender banks. To date, Kenon has not been proportionately released by the bank lenders from these pledge obligations. See also “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros.” Kenon is also in the process of being released from its proportionate share of back-to-back guarantees, share pledges and cash collateral to Chery (reflecting the reduction in Kenon’s equity ownership of Qoros following the 2020 sale).

Kenon retains its rights under the put option over its remaining 12% interest in Qoros. Kenon will evaluate its options with respect to its remaining stake in Qoros, including whether or not to exercise the put option, in accordance with its strategy and other relevant factors relating to its interest in Qoros. In addition, Kenon may in the future sell further portions or all of its remaining stake in Qoros to the Majority Shareholder in Qoros or otherwise.

Qoros’ Joint Venture Agreement

We are party to a joint venture agreement, or the Joint Venture Agreement, entered into on February 16, 2007, which was amended to reflect the Majority Shareholder in Qoros’ 51% interest in Qoros, as a result of the 2018 investment, as well as certain terms agreed pursuant to the investment agreement. The Joint Venture Agreement is to be further amended to reflect the Majority Shareholder in Qoros’ 63% interest in Qoros, as a result of the 2020 sale. The Joint Venture Agreement sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, Wuhu Chery and the Majority Shareholder in Qoros with respect to Qoros.

The Joint Venture Agreement is governed by Chinese law. Under the Joint Venture Agreement, certain matters require the unanimous approval of Qoros’ board of directors, while other matters require a two-thirds or a simple majority board approval. Matters requiring unanimous approval of the Qoros board include amendments to Qoros’ articles of association, changes to Qoros’ share capital, the merger, division, termination or dissolution of Qoros, the sale or otherwise disposal of all or a material part of Qoros’ fixed assets for an amount equal or greater than RMB200 million (approximately $29 million) and the issuance of debentures or the creation of third-party security interests over any of Qoros’ material fixed assets (other than those provided in connection with legitimate Qoros loans). Matters requiring approval by two-thirds of the board include the acquisition of majority equity interests in another entity for an amount exceeding 5% of Qoros’ net asset value, termination of any material partnership or joint venture contract, profit distribution plans, the sale or otherwise disposal of all or a material part of Qoros’ fixed assets for an amount equal or greater than RMB60 million (approximately $9 million) but less than RMB200 million (approximately $29 million), and capital expenditures and investments which are equal to or greater than the higher of $4 million or 10% of the approved annual budget.

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

Qoros’ Legal Proceedings

During 2019, Qoros was subject to various claims brought by certain of its suppliers and service providers claiming unpaid amounts. As of December 31, 2019, the total amounts claimed are approximately RMB261 million (approximately $38 million).

During 2019, Qoros settled various outstanding claims previously brought by its suppliers and service providers, in an amount of approximately RMB125 million (approximately $18 million).

Qoros’ Regulatory, Environmental and Compliance Matters

Qoros is subject to regulation, including environmental regulations, in China and the Jiangsu Province. Such regulations focus upon the reduction of emissions, the mitigation of remediation expenses related to environmental liabilities, the improvement of fuel efficiency, and the monitoring and enhancement of the safety features of Chinese vehicles. For example, in 2019, certain provinces in China adopted the Chinese regulation on emissions (Stage 6 Limits and Measurement Methods for Emissions from Light Duty Vehicles), which requires that new models meet certain emission limits in such provinces. Additional provinces will be adopting this new standard in July 2020. Qoros’ facility, activities and operations are also subject to continued monitoring and inspection by the relevant Chinese authorities. Qoros’ strategy contemplates the development of NEVs and Qoros is planning to launch an NEV model in 2020. As such, Qoros will be subject to the laws, licensing requirements, regulations and policies applicable to NEVs in China. For instance, China has published a set of fuel consumption credit and NEV credit rules to promote the growth of the NEV market and reduce reliance on internal combustion vehicles. Under the regulations, automakers obtain a certain NEV score, which score is related to the number of NEVs the automaker produces. If the automaker is unable to obtain the score, it is required to purchase credits from other automakers or will be unable to sell its conventional vehicles. Although Qoros did not purchase a material amount of credits in 2019, the amount of credits it purchases could be material in the future. This could impact the cost of producing vehicles and could impact the timing of purchases by consumers as well as inventories of vehicles that do not meet the standards. Qoros has made preparations for this emission standard update. Qoros 3 vehicles being produced today meet this standard and Qoros plans to upgrade the Qoros 5 to meet the relevant standard prior to the implementation date.

ZIM

We have a 32% stake in ZIM, an international shipping company that operates in select markets. ZIM was founded in Israel in 1945, with 75 years of experience in the shipping industry providing customers with seaborne transportation and logistics services and solutions. As of December 31, 2019, ZIM operated 68 vessels, of which 1 was owned and 67 were chartered (including 32 vessels accounted as on-balance-sheet leases under the new accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), with a total shipping capacity of 312,142 TEUs. As of December 31, 2019, ZIM chartered 98% of its capacity, and approximately 69% of its charter leases by capacity have durations of less than one year.

As of December 31, 2019, ZIM operated a global network (including lines operated pursuant to cooperation arrangements) of over 65 weekly lines, calling at approximately 200 port of calls in 70 countries. ZIM’s network includes strategically located hubs and regional feeder lines to increase geographical coverage. ZIM has cooperation agreements with other leading container liner companies and the 2M Alliance (as described below), allowing ZIM to increase its fleet utilization by sharing capacity, expand its service offering and benefit from cost savings. ZIM’s vessels have capacities ranging from less than 1,000 TEUs to approximately 11,000 TEUs. Within ZIM’s global network, ZIM offers a variety of services, including land transportation and logistical services, as well as specialized shipping solutions, such as the transportation of out-of-gauge cargo, refrigerated cargo and hazardous cargo.

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

ZIM’s Industry Update

In recent years, conditions in the shipping industry have been challenging due to a consistent supply-demand gap and the focus on economies of scale, both in terms of vessel size and operational cooperation and consolidation. During 2019, the container shipping industry faced volatility and uncertainty. The weakening in economic growth in 2019 was primarily due to the U.S.-China trade war protectionist tendencies and geopolitical uncertainties. In 2019, capacity in the container liner industry grew on a net basis by approximately 4% compared to 2018.

Moreover, the recent escalation of the coronavirus outbreak has contributed to short-term downside risks, as factories in China have remained closed for longer than usual due to the extension of the Chinese New Year holidays, see also “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—The coronavirus outbreak has had a significant impact on global markets and the global economy which is expected to impact the container industry and ZIM.”

Container shipping industry conditions are significantly impacted by the Sulfur Cap regulations introduced under IMO 2020, which came into effect on January 1, 2020, and the ability of shippers to recover the increase in operating expenses. The charter market was substantially impacted by preparations for the Sulfur Cap regulations. Scrubber retrofits, amplified by delays at retrofit yards, contributed to firm demand, with the market experiencing a continued need for gap-filling charter tonnage. ZIM’s profitability depends on the ability to recover the increase in charter-hire and bunker costs. Increases in bunker prices due to the need to purchase higher priced lower sulfur fuel may affect ZIM’s margins, depending on its ability to pass along such increased costs to customers.

The trade tensions between the U.S. and China and other countries still impact the global trade environment, resulting in uncertainty. While the agreement between the U.S. and China in January 2020 decreased tensions, tariffs remain in place and there can be no assurance that there will not be any further escalation. Furthermore, the rising geopolitical tension between the U.S. and Iran could disrupt global oil supply.

In addition, the container shipping market has experienced significant consolidation as carriers look for operational savings that will improve efficiency and margins. In recent years, the shipping industry has experienced M&A activity (including, for example, the 2018 acquisition of OOCL by COSCO and 2018 merger of three Japanese carriers into an entity named “ONE”) and extensive industry consolidation, resulting in rising market concentration. Furthermore, in July 2019, Hyundai Merchant Marine (HMM) announced that it will terminate its strategic cooperation with 2M and join THE Alliance in April 2020, subject to regulatory approvals.

In view of this business environment and in order to mitigate the coronavirus short-term downside risks and to improve ZIM’s results of operations and liquidity position, ZIM’s management continues to expand its potential liquidity sources by means of improved payment terms with vendors, enhanced efforts of collection from customers and disposal and / or refinancing of certain assets. ZIM also continues to optimize its network by entering into new partnerships and cooperation agreements and by constantly upgrading its customers’ offerings while maintaining efficiencies and focusing on cost reductions.

A continued adverse trend in freight rates and / or bunker prices as well as the potential impact of the coronavirus and the IMO Sulfur Cap regulations could adversely affect the entire container shipping industry as well as ZIM’s business, financial condition, assets value, results of operations, cash flows and compliance with certain financial covenants.

ZIM’s Description of Operations

ZIM operates in the liner shipping sector and provides container space/allocation in connection with its operation of regular routes between fixed destinations, within and between trade zones, according to set schedules and anchoring at ports in accordance with a predetermined schedule and according to either pre-determined or spot rates. ZIM operates globally, although its key operational activities are conducted in the Trans-Pacific trade zone, the Asia (including Indian Sub-Continent)-Black Sea/ East Mediterranean Sea trade zones and the Intra-Asia trade zone. In 2019, these trade zones accounted for approximately 72% of ZIM’s total carried volume (measured in TEUs).

ZIM competes with other liner shipping companies to provide transport services to customers worldwide. The market is significantly concentrated with the top four carriers accounting for approximately 58% of the global capacity, the next three largest carriers constituting 20% of the global capacity, and the remaining carriers each controlling less than 3%-7% of the capacity as of December 2019. ZIM controls approximately 1.2% of the global container shipping capacity and is ranked eleventh among shipping carriers globally as of December 2019 (in terms of TEU capacity) (as compared to a ranking of sixteenth in January 2017).

To compete in an oversupplied market and to minimize costs, the main containership operators have created, and are continuing to create and enter into cooperation arrangements, strategic alliances and strategic cooperation. Strategic alliances are generally longer in duration and involve more extensive cooperation than strategic cooperation. Both strategic alliances and strategic cooperation enable rationalization of the activities of the carriers, realization of economies of scale in the operation of vessels and utilization of port facilities, promotion of technical and economic progress and greater, more efficient utilization of container and vessel capacity.

ZIM is party to a wide range of operational partnerships, including vessel sharing agreements, swap agreements, and slot purchase agreements with other carriers in most of the trade zones in which it operates. For example, in September 2018, ZIM entered into a strategic cooperation agreement with the 2M Alliance in the Asia-USEC trade zone. The term of the strategic cooperation is seven years. The strategic cooperation includes the creation of a joint network of five loops between Asia and USEC, out of which one is operated by ZIM and four are operated by the 2M Alliance. In addition, ZIM and the 2M Alliance are permitted to swap slots on all five loops under the agreement and ZIM may purchase additional slots in order to meet its total demand in these trades. This strategic cooperation with the 2M Alliance enables ZIM to provide its customers with improved port coverage and transit time, while generating cost efficiencies. In March 2019, ZIM entered into a second strategic cooperation agreement with the 2M Alliance, which included a combination of vessel sharing, slot exchange and purchase, and covers two additional trade zones: Asia - East Mediterranean and Asia - American Pacific Northwest. The new cooperation agreement offers four dedicated lines with extensive port coverage and premium service levels. In July 2019, ZIM launched two new Asia-US Gulf services with the 2M Alliance. The ZIM US Gulf Central China Xpress connects China and Korea with the US East Coast via the Panama Canal, while the ZIM US Gulf South China Xpress will connect Southern Chinese and Korean ports with US Gulf ports also via the Panama Canal. For further information on the risks related to competition within the shipping industry and alliances, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—ZIM’s ability to enter into strategic alliances and participate in operational partnerships in the shipping industry remains limited, which may adversely affect ZIM’s business, and ZIM faces risks related to its strategic cooperation agreement with the 2M Alliance.” In light of industry dynamics, ZIM continues to monitor its operational costs and has implemented additional cost reduction practices in order to position itself as a more efficient and profitable carrier.

The map below illustrates ZIM’s trade zones of operation, as of December 31, 2019, and the percentage of TEUs transported by zone:

The following table sets forth a description of the major trade zones or sub-trade zones in which ZIM operates (including through cooperation agreements, e.g., with the 2M Alliance), and the distribution of TEUs transported by ZIM within each zone, for each of 2019, 2018 and 2017:

Trade Zone	Description of Trade Zone	2019 TEU Transported (%)	2018 TEU Transported (%)	2017 TEU Transported (%)
Pacific	Consists of the Trans-Pacific trade zone, which covers trade between Asia (mainly China) and the east coast and west coast of the U.S., Canada, Central America and the Caribbean	36.7	38.3	34.2

Cross Suez	Consists of the Asia-Europe trade zone, which covers trade between Asia and Europe through the Suez Canal, primarily through the Asia-Black Sea/Mediterranean Sea sub-trade zone	13.6	14.7	15.9

Intra-Asia	Consists primarily of the Intra-Asia trade zone, which covers trade within regional ports in Asia, including India sub-continental, as well as trade between Asia and Africa	21.7	21.4	21.1

Atlantic	Consists of the Trans-Atlantic trade zone, which covers the trade between the Mediterranean to U.S. east and west coasts and the Caribbean, as well as Intra trades which include the East Mediterranean	21.2	18.5	21.3

Latin America	Consists of the Intra-America trade zone, which covers trade within regional ports in the Americas as well as trade between South American east coast and Asia and the Mediterranean to South America east coast via the Atlantic Ocean	6.8	7.1	7.5

Total		100.0	100.0	100.0

Our strategic cooperation agreement with the 2M Alliance entered into September 2018 (prior to the 2019 extension) relates to the Pacific trade zone in the table above.

ZIM’s Description of Fleet

ZIM operates in the liner shipping sector and generates revenue from transportation services it provides (through deployment of its fleet of vessels it owns or charters to ZIM’s customers). As of December 31, 2019, ZIM’s fleet included 68 vessels (as compared to 73 vessels as of December 31, 2018). ZIM’s fleet as of December 31, 2019 consisted of 66 container vessels and 2 vehicle transport vessels, of which 1 vessel was owned by ZIM and 67 vessels were chartered (including 32 vessels accounted as on-balance-sheet leases under the new accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements).

As of December 31, 2019, the total capacity of ZIM’s fleet of vessels (both owned and chartered) was 312,142 TEUs (compared to 348,053 TEUs as of December 31, 2018).

The following table sets forth summary information relating to ZIM’s vessels as of December 31, 2019, differentiating between owned and chartered vessels, and the remaining period of the charter:

	Container Vessels
	Number	Capacity (TEU)	Other Vessels		Total
Vessels owned by ZIM	1	4,992	-		1

Vessels chartered from parties related to ZIM [1]
Periods up to 1 year (from December 31, 2019)	2	5,993	2	[2]	4
Periods between 1 to 5 years (from December 31, 2019)	2	8,442	-		2
Periods over 5 years (from December 31, 2019)	-	-	-		-

Vessels chartered from third parties[3]
Periods up to 1 year (from December 31, 2019)	47	205,707	-		47
Periods between 1 to 5 years (from December 31, 2019)	11	64,332	-		11
Periods over 5 years (from December 31, 2019)	3	22,677	-		3

Total	66	312,143	2	[1]	68

(1)	Includes 3 vessels accounted as on-balance-sheet leases under the new accounting guidance of IFRS 16.

(2)	Vehicle transport vessels.

(3)	Includes 29 vessels accounted as on-balance-sheet leases under the new accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements.

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

Chartered Vessels

ZIM charters vessels under charter agreements for varying periods. With the exception of those vessels whose rates were set in connection with ZIM’s 2014 debt restructuring, ZIM’s charter rates are fixed at the time of entry into the charter, and depend upon market conditions existing at that time. As of December 31, 2019, of the 67 vessels chartered by ZIM under lease arrangements (including 32 vessels accounted as on-balance-sheet leases under IFRS 16 and 4 vessels accounted under sale and lease back refinancing arrangements):

•
62 vessels were chartered under a “time charter,” which consists of chartering the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 6 vessels chartered under a time charter from parties related to ZIM; and

•
5 vessels were chartered under a “bareboat charter,” which consists of the chartering of a vessel for a given period of time against a charter fee, with the operation of the vessel handled by the charterer.

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

Fleet Management

ZIM provides its own operational and technical management services for each of the vessels that it owns, as well as for those it accounts for under sale and leaseback refinancing agreements.

ZIM operates vessels in accordance with the ISM Code and the International Ship and Port Facilities Security Code, in addition to developing, implementing and maintaining a safety management system in accordance with the ISM Code. In addition, ZIM follows the regulations of the International Maritime Organization, or IMO. The new IMO regulations that came into effect in 2020 require shipping companies to (i) utilize fuels which emit less sulfur (ii) install scrubbers on vessels to reduce the emission of sulfur or (iii) deploy new types of vessels using LNG. Substantially all of the vessels chartered by ZIM were not installed with scrubbers and therefore ZIM is required to purchase low sulfur fuel for its vessels. ZIM’s vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019. For more information on this regulation see “— ZIM’s Regulatory, Environmental and Compliance Matters.”

Non-Fleet Equipment

In addition to the vessels that ZIM owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2019, ZIM held approximately 380 thousand container units with a total capacity of approximately 635 thousand TEUs, of which approximately 14% were owned by ZIM and approximately 86% were chartered.

ZIM’s Customers

In 2019, ZIM had approximately 33,970 customers. ZIM’s customers are divided into “direct customers”, including exporters and importers, and “forwarders,” (i.e., entities engaged in assembling cargos from various customers and the forwarding thereof through a shipping company). In 2019, 39% of ZIM’s customers (in terms of transported volume) were “direct customers,” while the remainder were “forwarders.” ZIM does not depend upon any single customer.

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

ZIM’s Legal Proceedings

2016 Application for Class Action—Local Charges

During the third quarter of 2019, an application for a class action against ZIM’s wholly-owned agency in Israel, along with other third-party shipping agencies that was submitted in January 2016, was denied by the District Court. The applicant alleged, among other things, that the agency has, in breach of applicable port regulations, charged its customers higher rates for services rendered than are allowed and charged for services which are not included in the list of services detailed in the regulations. In November 2019, an appeal was submitted by the applicant to the Supreme Court.

Competition Law Matters

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

During 2017, ZIM was served, together with another defendant, with an application to approve the filing of a class action in Israel, related to alleged breaches of competition rules in respect of carriage of vehicles from South Korea. The applicants have asserted that the total damages caused to the class at a total of NIS 403 million (approximately $117 million) based on an expert opinion attached to the application. However, from a preliminary review of the opinion, it should be noted that the estimate is based on data which is not necessarily correct and/or relevant to ZIM.

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

ZIM’s Regulatory, Environmental and Compliance Matters

Government and international regulations significantly affect the ownership and operation of vessels. ZIM is subject to many legal provisions relating to the protection of the environment, including with respect to the emissions of hazardous substances, SOx and NOx gas exhaust emissions, the operation of vessels while at anchor by means of generators, and the use of low-sulfur fuel. ZIM could be exposed to high costs in respect of environmental damages (to the extent that the costs are not covered by its insurance policies), criminal charges, and substantive harm to its operations and goodwill, if and to the extent that environmental damages are caused by its operations. ZIM instructs the crews of its vessels on the environmental regulatory requirements and operates in accordance with procedures that ensure its in compliance with such regulatory requirements. ZIM also insures its activities, where effective for it to do so, in order to hedge its environmental risks. ZIM’s vessels are also subject to the standards imposed by the IMO, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.

ZIM has taken measures to comply with the IMO Ballast Water regulations. ZIM has taken measures to comply with the amendments of the IMO’s International Maritime Dangerous Goods (IMDG) code, and the amendments to the International Convention for the Prevention of Pollution from Ships (MARPOL).

In addition, ZIM may be required to incur significant costs in connection with modifications to environmental regulations applicable to shipping companies. For example, ZIM is required to comply with the new fuel regulation, known as “the Sulfur Cap,” which requires all marine carriers to use low sulfur fuel (up to 0.5% sulfur content, down from the current 3.5% requirement), which became effective in January 2020. The Sulfur Cap regulation, introduced by the IMO in 2016, is aimed at reducing marine pollution and emissions. All shipping companies are obliged to comply and to significantly reduce emissions on the high seas and in coastal area. The Sulfur Cap regulation impacts all stakeholders in the industry and compliance with it has resulted in costs and is expected to result in further costs in the future and could also affect the supply of vessels in the market. Carriers can comply by (i) buying compliant fuel at higher prices; (ii) installing new cleaning systems on board vessels (scrubbers); or (iii) deploying new types of vessels using LNG. All three options are expected to result in significant costs for carriers and container shipping companies. ZIM has implemented a surcharge in order to compensate for the above described cost impact. See “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—ZIM is subject to the IMO 2020 environmental regulations, and such regulations could have a material adverse effect on ZIM’s business.” In addition, ZIM voluntarily follows local regulation and reduces its vessels’ speed prior to port entry in North America and Pusan, which contributes to a reduction of green-house gas emissions.

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

For information on ZIM’s regulatory risks, see “Item 3.D Risk Factors—Risks Related to the Industries in Which Our Businesses Operate—A disruption in our and each of our business’ information technology systems, including incidents related to cyber security, could adversely affect our business operations,” “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—ZIM is subject to environmental and other regulations and failure to comply with such regulation could have a material adverse effect on ZIM’s business” and “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.”

ZIM’s Special State Share

In connection with the 2004 sale of the holdings of the State of Israel in ZIM to IC, ZIM ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity, so as to enable the State of Israel to effectively access a minimal fleet in an emergency crisis, or for security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s vital interests or its foreign or security interest or Israel’s shipping relations with foreign countries from having influence on ZIM’s management. In connection with the completion of ZIM’s restructuring plan in 2014, certain transferability restrictions imposed by the terms of the Special State Share were revised. The key terms and conditions of the revised Special State Share include the following requirements:

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

•
any transfer of vessels shall be invalid vis-à-vis ZIM, its shareholders and any third party if, as a result thereof, the minimum fleet target mandated by the State of Israel will not be maintained and the holder of the Special State Share has not given prior written consent thereto (the minimum fleet requirement is currently zero, as approved by the State of Israel);

•
any holding and/or transfer of shares and/or allocation that confers possession of shares in ZIM at 35% or more of its issued share capital, or that vests the holder thereof with control over ZIM, including as a result of a voting agreement, shall be invalid vis-à-vis ZIM, its shareholders and any third party, if the holder of the Special State Share has not given prior written consent thereto; and

•
any transfer of shares granting the owner a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State of Israel, including full information regarding the transferor and the transferee, the percentage of the shares held by the transferee after the transaction will be completed, and the relevant information about the transaction, including voting agreements and agreements for the appointment of directors (if applicable). In any case, if the State of Israel determines that a transfer of such shares shall constitute potential harm to the State of Israel’s security, or any of its vital interests, or that it has not received the relevant information in order to decide, the State of Israel shall be entitled to notify the parties within 30 days that it opposes the transaction, and will be obligated to justify its opposition. In such a situation, the requestor of the transaction shall be entitled to transfer this matter to the competent court, which shall hear and rule on the subject in question.

Any change, including an amendment or cancellation of the rights afforded to the State of Israel by the Special State Share shall be invalid with respect to ZIM, its shareholders and any third party, unless it is approved in advance and in writing by the State of Israel.

Kenon’s ownership of ZIM shares is subject to the terms and conditions of the Special State Share, which restricts Kenon’s ability to transfer its equity interest in ZIM to third parties. The terms of the State of Israel’s consent of Kenon’s and Idan Ofer’s status, individually and collectively, as a “Permitted Holder” of ZIM’s shares, stipulates, among other things, that Kenon’s transfer of the means of control of ZIM is limited if the recipient is required to obtain the State of Israel’s consent, or is required to notify the State of Israel of its holding of ZIM shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the consent provide that, if Idan Ofer’s ownership interest in Kenon is less than 36% or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or control. Therefore, if Mr. Ofer sells a portion of his interest in Kenon and owns less than 36% of Kenon, or ceases to be Kenon’s controlling shareholder, then Kenon’s right to vote and receive dividends in respect of its ZIM shares, for example, will be limited to those available to a holder of 24% of ZIM’s shares (even if Kenon holds a greater percentage of ZIM’s shares). “Control”, for the purposes of this consent, is as defined in the State of Israel’s consent, with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM. For information on the risks related to the State of Israel’s ownership of the Special State Share, including with respect to IC’s transfer of its interest in ZIM to us, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and our equity interest in ZIM.”

Primus

We have a 91% equity interest in Primus and the remaining 9% is primarily held by Primus’ founders. In light of market conditions, Primus has decided to significantly reduce its operations.

Primus’ Description of Operations

Primus’ business was developing a proprietary liquids technology, the STG+ process, which is designed to produce liquid hydrocarbons from synthesis gas, or syngas, derived from natural gas (including synthetic natural gas) and other feedstocks (e.g., ethane). Primus’ STG+ process converts syngas into methanol, reformulated blend-stock for oxygen blending, or RBOB, gasoline or a stream miscible with crude oil (synthetic crude).

Primus’ 300 gallon-per-day integrated industrial demonstration plant located in Hillsborough, New Jersey, was successfully constructed in August 2013. The plant has not been operated since 2018. Primus has decided to significantly reduce its operations, and is in the process of considering various alternatives for utilizing its technology and demonstration plant. For more information on the demonstration plant, see “—Primus’ Property, Plant and Equipment.”

In the year ended December 31, 2019, Primus generated $0.3 million in revenues from its operations, which revenue was derived from engineering services related to the front end engineering design, or FEED, study, described below.

In December 2019, Primus announced that along with a global petrochemical company as a joint venture partner, it had commissioned a FEED study with IHI E&C International Corporation for a natural gas-to-gasoline plant in Texas. In light of market conditions, and Primus' decision to significantly reduce operations, this study is not expected to continue as originally planned. Primus is exploring opportunities to work with this or other joint venture partners if opportunities arise.

Primus’ Patents, Licenses, Etc.

Primus’ intellectual property portfolio includes: five issued U.S. patents on its core technology, the “Single Loop Process”, to produce liquid fuels from syngas; two issued U.S. patents on its first commercial product, specifically the “Fuel Composition”; and several additional patent applications and trade secrets that are generally categorized into the following areas: liquid fuel synthesis, liquid fuel composition, incremental improvements and customization, and biomass gasification. Primus has also filed corresponding patent applications under the Patent Cooperation Treaty and has filed national phase applications in multiple countries for its base process patent. Following the decision to significantly reduce Primus’ operations, Primus is considering how to utilize its intellectual property portfolio going forward.

Primus’ Property, Plant and Equipment

Primus’ fully operational 300 gallon-per-day integrated industrial demonstration plant located in Hillsborough, New Jersey, was successfully constructed in August 2013. The demonstration plant converts natural gas feedstock into syngas which is, in turn, converted into gasoline or methanol. The demonstration plant has a nameplate production capacity for gasoline of 12.7 gallons per hour, or 100,000 gallons per year, and for methanol of 32.4 gallons per hour or 255,000 gallons per year. The plant has not been operated since 2018. Primus is considering alternatives for its demonstration plant.

Primus’ Regulatory, Environmental and Compliance Matters

Primus’ operations are affected by various local and foreign laws, rules, regulations and authorities. As a result, changes in various types of regulations could affect Primus’ business adversely.

Discontinued Operations — Inkia Business

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

All dividends on the pledged shares are paid into the pledged account. Unless an event of default under the pledge agreement has occurred and is continuing,

•
Kenon can withdraw dividends paid into that account as follows (i) in the first 365 days from November 24, 2017, if the 30-trading day volume weighted average price, or VWAP, prior to drawing such dividends exceeds NIS14.45, Kenon can draw an amount up to 50% of cumulative net income of OPC from January 1, 2017 (such amount is referred to as the “dividend cap”), (ii) during the following 365-day period, if the 30-trading day VWAP prior to drawing such dividends exceeds NIS14.82, Kenon can draw an amount up to the dividend cap and (iii) during the following 365-day period, if the 30-trading day VWAP prior to drawing such dividends exceeds NIS15.17, Kenon can draw an amount up to the dividend cap; and

•
in addition, on one occasion over the life of the pledge Kenon can draw from the pledged account its pro rata share of OPC dividends up to $25 million paid in respect of all of the pledged shares (by way of example if the company makes a distribution of $50 million following the original effective date of the pledge agreement, Kenon is entitled to draw from the pledged account $6.25 million).

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

All pledged shares and cash remaining in the pledged account will be released on December 31, 2020, provided that if there are unresolved claims by the buyer for indemnity under the Inkia share purchase agreement, the pledge will continue to apply for pledged assets sufficient (in the case of pledged shares, based on a the 30-trading day VWAP prior to December 31, 2020) to cover an amount determined by Kenon and the buyer, each acting in good faith (or a third-party evaluator or PricewaterhouseCoopers in case the parties cannot agree on such evaluator) equal to a reasonable estimate of the amount ultimately payable on an unresolved claim (including interest and penalties) to be paid under the Inkia share purchase agreement, plus a reasonable estimate of the amount of costs and expenses that are expected to be incurred to resolve the claim plus 10% of the foregoing (the total amount is referred to as the reserve amount). To the extent that such unresolved indemnity claims which results in an extension of the pledge results in a claim amount actually paid exceeding 110% of the reserve amount, Kenon must pay the buyer interest in cash at a rate of 4% per annum on the difference between the amount paid and 110% of the reserve amount from December 31, 2020 until such payment, and to the extent that such unresolved indemnity claims which in an extension of the pledge results in a claim amount actually paid less than 90% of the reserve amount, the buyer must pay Kenon interest in cash at a rate of 4% per annum on the difference between the amount paid and 90% of the reserve amount from December 31, 2020 until the remaining pledged assets are released from the pledge.

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

Nautilus Energy TopCo LLC Deferred Payment Agreement

In December 2017, Inkia loaned $175 million to Nautilus Energy, as a deferral of a portion of the purchase price for the sale of the Inkia Business. The loan accrues interest at 8% per annum, with such interest capitalized and added to the aggregate principal amount on an annual basis. The principal amount as of December 31, 2019 was $204 million. Under the deferred payment agreement, Nautilus Energy is subject to certain restrictions with respect to indebtedness, liens, disposals of all or substantially all of the assets of its group, and the general conduct of its group. Subject to the terms of the share purchase agreement, Nautilus Energy may offset its obligation to pay all or some of the aggregate principal amount outstanding under the deferred payment agreement in lieu of seeking a cash payment of a finally determined indemnity claim in an aggregate principal amount equal to the amount of any unpaid finally determined indemnification claim, provided that Nautilus Energy must first offset any indemnity claims first against IC Power’s pledge of OPC shares for the benefit of the buyer, Nautilus Inkia Holdings LLC (as described above). The loan matures in December 2021 but may be extended in certain circumstances if there is an unresolved indemnification claim outstanding at the scheduled maturity date. Upon a sale of all or substantially all of the assets of certain of Nautilus Energy’s subsidiaries domiciled in Peru, Nautilus Energy may either repay the loan in full, place the aggregate principal amount outstanding together with accrued and unpaid interest in escrow or cause ISQ Global Infrastructure Fund II, L.P. to guarantee Nautilus Energy’s obligations (which guarantee shall not be subject to release upon a cross-acceleration event).

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

In December 2019, Nautilus Energy, the Company and Inkia amended the Deferred Payment Agreement in order to permit Nautilus Energy Partners LLC, the direct parent of Nautilus Energy, to enter into a senior secured term loan agreement in an initial aggregate amount not to exceed $200 million. Nautilus Energy Partners LLC also has an option to increase the loan by an aggregate amount not to exceed $238 million, which is to be used solely to repay the Deferred Payment Agreement. The new indebtedness was used to repay the indebtedness of the Inkia Business and was secured with a first priority security interest in Nautilus Energy's equity interests in Nautilus Distribution and secondary priority interests in Nautilus Energy's equity interests in Nautilus Inkia and Nautilus Energy Partners LLC's equity interests in Nautilus Energy.

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

The claims will require funding for legal expenses and Kenon is considering its options with respect to meeting these funding needs, including potentially third-party funding for such claims in exchange for a portion of the awards or settlements (as described below). Kenon may also sell its rights under or the rights to proceeds resulting from claims.

Bilateral Investment Treaty (“BIT”) Claims Relating to Peru

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

IC Power and Kenon have entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of their arbitration claims against the Republic of Peru and other costs. The obligations of Kenon and IC Power are secured by pledges relating to the agreement. Security has been provided relating to the obligations of Kenon and IC Power. The agreement contains certain representations and covenants by IC Power and the Kenon and events of default in event of breach of such representations and covenants.

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

Kallpa submitted a bid offering to provide the firm base provision of SFR. In April 2016, Kallpa was awarded the SFR firm base provision for three years, from August 2016 until July 2019 on an exclusive basis, independently of its declared generation costs, and in exchange for a reserve assignment price of zero, plus certain reimbursable costs.

In June 2016, OSINERGMIN issued a resolution that materially modified PR 22 (the “Resolution”). Under the Resolution, the firm base SFR provider can only render the SFR service when it is programmed in the daily electricity dispatch based on its declared generation costs. This retroactive amendment to PR 22 withdrew Kallpa’s exclusive right to provide the firm base SFR service that had been awarded to it in April 2016. Kenon and IC Power suffered losses as a result.

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

Bilateral Investment Treaty Claim relating to Guatemala

The Guatemalan Tax Administrator, or SAT, issued in February 2015 certain binding tax opinions confirming the validity of certain income tax deductions with respect to DEORSA and DEOCSA. ICP subsequently acquired the distributors. The government of Guatemala changed in 2016 and there also were changes in the SAT management. Subsequently, and notwithstanding the binding tax opinions, the SAT filed a complaint in July 2016 against the distributors for alleged back taxes for fiscal years 2011 and 2012, alleging that such companies improperly deducted interest and amortization of goodwill relating to the acquisition of the distributors in 2011 by their prior owner. In August 2016, the court hearing the SAT complaint ordered the distributors immediately to pay approximately $17 million in alleged back taxes for fiscal years 2011 and 2012, plus interest and fines within 60 days following the court order as a condition to lift various provisional measures against the distributors. The distributors paid such principal amount, with payment on interest and fines for fiscal years 2011 and 2012 subsequently deferred by the court pending recalculation.

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

The total payments described above relating to fiscal years 2011 through 2015 amount to approximately $74 million in the aggregate. The distributors made all the foregoing payments subject to a broad reservation of rights, including but not limited to seeking restitution of such payments. The foregoing circumstances form part of the basis for an investment treaty arbitration, which is pending.

ICP commenced such investment treaty arbitration against the Republic of Guatemala in February 2018 pursuant to the Agreement between the Government of the State of Israel and the Government of the Republic of Guatemala for the Reciprocal Promotion and Protection of Investments, or the Treaty. ICP is seeking damages on the basis that Guatemala breached its obligations under the Treaty including through the treatment of DEORSA and DEOCSA, two electricity distributors which were subsidiaries of ICP.

Entitlement to Payments in Respect of Certain Proceedings and Claims

As discussed below, IC Power’s former subsidiary, Inkia, is pursuing claims or is entitled to receive certain payments from the buyer of the Inkia Business in connection with certain claims held by companies within the Inkia Business or as a result of the resolution of, and/or a change in regulations or cash payments received relating to the transmission tolls claim or the SFR claim. These payments are subject to conditions and may be subject to deduction for taxes incurred as a result of the relevant payment.

Samay I Insurance Claims

Samay I had made an insurance claim for losses suffered as a result of the damage to the turbines at the Samay I facility in 2016. The amount of the claim was approximately $25.3 million plus interest and costs. The buyer of the Inkia Business agreed to use commercially reasonable efforts to pursue this claim, with Inkia required to pay the costs of pursuing the claim, and to pay to Inkia 75% of the insurance claim proceeds received by it.

In 2019, the claim was settled for $11.5 million. Kenon’s share of these proceeds, net of tax, was approximately $4.5 million.

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

The chart below represents a summary of our organizational structure, excluding intermediate holding companies, as of April 30, 2020. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A.       Unresolved Staff Comments

Not Applicable.

ITEM 5.          Operating and Financial Review and Prospects

This section should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, for the years ended December 31, 2019, 2018 and 2017, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS. For a discussion of Kenon’s operating results and consolidated financial statements for the fiscal year ended December 31, 2017, which reflect the Inkia Business as discontinued operations, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

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

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations primarily comprise the financial results of each of its businesses. The following table sets forth the method of accounting for our businesses for each of the two years ended December 31, 2019 and our ownership percentage as of December 31, 2019:

	Ownership Percentage		Method of Accounting	Treatment in Consolidated Financial Statements
OPC	70%		Consolidated	Consolidated
Qoros	24	[1]%	Equity	Share in losses of associated companies, net of tax
ZIM	32%		Equity	Share in losses of associated companies, net of tax

Other
Primus	91%		Consolidated	Consolidated

(1)
In January 2018, our ownership in Qoros was reduced from 50% to 24% in connection with the investment in Qoros by the Majority Shareholder in Qoros. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. As a result, Kenon now has a 12% stake in Qoros.

The results of the following companies are included in Kenon’s statements of profit and loss as share in losses of associated companies, net of tax, for the years set forth below, except as otherwise indicated: (i) Qoros and (ii) ZIM.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
		(in millions of USD, unless otherwise indicated)
Revenue	$373	$—	$—	$373
Depreciation and amortization	(31)	—	—	(31)
Financing income	2	—	16	18
Financing expenses	(28)	—	(2)	(30)
Fair value loss on put option	—	(19)	—	(19)
Recovery of financial guarantee	—	11	—	11
Share in losses of associated companies	—	(37)	(4)	(41)
Profit / (Loss) before taxes	$48	$(45)	$(8)	$(5)
Income taxes	(14)	—	(3)	(17)
Profit / (Loss) from continuing operations	$34	$(45)	$(11)	$(22)

Segment assets[3]	$1,000	$72	$246 [4]	$1,318
Investments in associated companies	—	106	84	190
Segment liabilities	762	—	34 [5]	796

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	Excludes investments in associates.

(4)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

	Year Ended December 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	$363	$—	$1	$—	$364
Depreciation and amortization	(30)	—	—	—	(30)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Gain on third party investment in Qoros	—	504	—	—	504
Fair value loss on put option	—	(40)	—	—	(40)
Recovery of financial guarantee	—	63	—	—	63
Share in losses of associated companies	—	(78)	(27)	—	(105)
Profit / (Loss) before taxes	$36	$457	$(31)	$—	$462
Income taxes	(10)	—	(1)	—	(11)
Profit / (Loss) from continuing operations	$26	$457	$(32)	$—	$451

Segment assets[4]	$893	$92	$239 [5]	$—	$1,224
Investments in associated companies	—	139	92	—	231
Segment liabilities	700	—	39 [6]	—	739

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	“Adjustments” includes inter segment financing income and expense.

(4)	Excludes investments in associates.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities

The following tables set forth summary information regarding each of our equity-method accounting businesses for the periods presented.

	Year Ended December 31, 2019
	Qoros	ZIM	Total
	(in millions of USD)
Loss (100% of results)	$(312)	$(18)	$(330)
Share of loss from Associates	(37)	(4)	(41)
Book Value	106	84	190

	Year Ended December 31, 2018
	Qoros	ZIM	Total
	(in millions of USD)
Loss (100% of results)	$(330)	$(126)	$(456)
Share of loss from Associates	(78)	(27)	(105)
Book Value	139	92	231

Qoros

Following the completion of the sale of half of our remaining interest (i.e. 12%) to the Majority Shareholder in Qoros in April 2020, we have a 12% equity interest in Qoros. Prior to the sale, we accounted for Qoros pursuant to the equity method of accounting and discussed Qoros’ results of operations in our discussion of our share in losses of associated companies, net of tax. As a result of the sale, we no longer account for Qoros as an equity method investment.

ZIM

ZIM’s results of operations for the years ended December 31, 2019 and 2018 are reflected in Kenon’s share in losses of associated companies, net of tax.

Material Factors Affecting Results of Operations

OPC

Set forth below is a discussion of the material factors affecting the results of operations of OPC for the periods under review.

Sales—EA Tariffs

In Israel, sales by IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff issued by the EA and denominated in NIS.

The EA operates a “Time of Use” tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day. Within Israel, the price of energy varies by season and demand period. For further information on Israel’s seasonality and the related EA tariffs, see “Item 4.B Business Overview—Our Businesses—OPC—Industry Overview—Overview of Israeli Electricity Generation Industry.”

The EA’s rates have affected OPC’s revenues and income in the periods under review.

In January 2018, the EA published its generation component tariff update for 2018, which increased the generation component tariff by approximately 6.7%, from NIS 264 per MWh to NIS 282 per MWh. In January 2019, the generation component tariff was increased by approximately 3.3%, from NIS 282 per MWh to NIS 290.9 per MWh. In December 2019, the EA published the electricity tariffs for 2020, which included a decrease of the EA generation component tariff by approximately 8%.

Cost of Sales

OPC’s principal costs of sales are natural gas, transmission, distribution and system services costs, personnel, third-party services and maintenance costs.

The prices at which OPC-Rotem and OPC-Hadera purchase their natural gas from their sole natural gas supplier, the Tamar Group, is predominantly indexed to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC-Rotem’s and OPC-Hadera’s supply agreements with the Tamar Group. As a result, increases or decreases in this tariff have a related effect on OPC-Rotem’s and OPC-Hadera’s cost of sales and margins. Additionally, the natural gas price formula in OPC-Rotem’s and OPC-Hadera’s supply agreement is subject to a floor price mechanism.

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem paid the minimum price during 2016 to 2018 (excluding one month in 2018). OPC-Rotem’s and OPC-Hadera’s gas prices exceeded the minimum price in 2019. In December 2019, the EA published the electricity tariffs for 2020, which included a decrease of the EA’s generation component tariff by approximately 8%. As a result, OPC-Rotem’s and OPC-Hadera’s gas prices are expected to be at the minimum price in 2020. Therefore, reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem and/or OPC-Hadera, but rather to a reduction in profit margins. For OPC-Rotem, the effect on profit margins depends on the US$/NIS exchange rate fluctuations. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability.”

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

Income Taxes

OPC is subject to income tax in Israel. The corporate tax rate applicable in Israel as of December 31, 2019, and 2018 was 23%.

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

In 2019, the U.S. Dollar was weaker versus the NIS as compared to 2018.

Qoros

Set forth below is a discussion of the material factors affecting the results of operations of Qoros for the periods under review.

In the years ended December 31, 2019 and 2018, Qoros incurred net losses of RMB2.2 billion (approximately $312 million) and RMB2.2 billion (approximately $330 million), respectively. Qoros expects to continue experiencing losses until it achieves significantly higher levels of sales.

For the year ended December 31, 2019, Qoros sold approximately 26,000 cars, as compared to approximately 62,000 cars in 2018. A significant portion of vehicle sales in 2019 were made to leasing companies which were introduced by the Majority Shareholder in Qoros. Qoros’ ability to generate positive net income and cash flow from its operations will depend upon a variety of factors, particularly Qoros’ ability to sell its vehicles within its targeted price range and develop an effective dealer network.

In January 2018, Kenon announced the Majority Shareholder in Qoros completed a transaction to purchase 51% of Qoros from Kenon and Chery. As a result, Kenon and Chery had 24% and 25% stakes in Qoros. This investment has improved Qoros’ liquidity, but Qoros may need to continue to secure additional financing to meet its operating expenses, including accounts payable, and debt service requirements until it increases its sales levels. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%.

Kenon has given guarantees to Chery in respect of Qoros’ bank debt in the amount of approximately $23 million. Quantum (Kenon’s subsidiary which owns Kenon’s interest in Qoros) has pledged the shares it holds in Qoros. In addition, if Qoros’ other joint venture partners make additional equity investments in Qoros without Kenon also making its pro-rata investment, Kenon’s interest in Qoros may be diluted. See “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Some of our businesses have significant capital requirements.”

ZIM

Kenon has a 32% equity interest in ZIM. ZIM’s results of operations for the years ended December 31, 2019 and 2018 are reflected in Kenon’s share in losses of associated companies, net of tax, pursuant to the equity method of accounting.

In addition, bunker prices and freight rates are material factors which affect ZIM’s results of operations. For a discussion of bunker prices and freight rates, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Industry Update.”

 The IMO’s Sulfur Cap regulations require shipping companies to use a costlier type of low-sulfur bunker, or to incur costs related to the installation of scrubbers. The regulations have resulted in an increase in bunker costs for ZIM as ZIM needs to purchase low sulfur fuel, as substantially all of the vessels it charters are not equipped with scrubbers. Commencing on December 1, 2019, ZIM implements an NBF surcharge, intended to offset the additional costs associated with compliance with the IMO’s Sulfur Cap. This surcharge may not offset the increased bunker costs and could impact demand. For more information, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Regulatory, Environmental and Compliance Matters.”

Primus

In the year ended December 31, 2019, Primus generated $0.3 million in revenues from operations, which revenue was derived from engineering services related to the FEED study, as compared to $0.5 million of revenues in 2018.

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

•	recoverable amount of non-financial assets and CGUs; and

•	Qoros put option.

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

Impairment Tests of ZIM

As at December 31, 2019 and 2018, Kenon did not identify any impairment indicators relating to its holding in ZIM and therefore no impairment analysis was conducted and no impairment was recognized.

As at December 31, 2019 and 2018, ZIM tested its assets for impairment based on IAS 36, pursuant to which ZIM operates an integrated liner network as one CGU. In both years, the impairment test resulted with the recoverable amount exceeding the carrying amount and therefore no impairment was recognized.

Adoption of New Accounting Standards in 2020

For more information on the impact of the adoption of these standards, see Note 3 to our financial statements included in this annual report.

Recent Developments

Kenon

Sale of 12% interest in Qoros

In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which is based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros. As a result, we hold a 12% interest in Qoros. The Majority Shareholder in Qoros has agreed to assume its pro rata share of the pledge obligations with respect to the RMB1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. As a result of the 2018 and 2020 sales, the Majority Shareholder in Qoros is required to pledge additional shares or to provide other support acceptable to the lender banks. To date, Kenon has not been proportionately released by the bank lenders from these pledge obligations. See also “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros.” Kenon is also in the process of being released from its proportionate share of back-to-back guarantees, share pledges and cash collateral to Chery (reflecting the reduction in Kenon’s equity ownership of Qoros following the 2020 sale).

OPC

 Financial closing of Tzomet project and acquisition of remaining 5% interest in Tzomet

In February 2020, the EA notified Tzomet that financial closing for the project had been met, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Tzomet.” Following the financial closing of the project, in February 2020, OPC completed the acquisition of the remaining 5% of the shares of Tzomet, for consideration of approximately $8 million, which resulted in OPC owning 100% of Tzomet.

Successful Tender for Capacity through Generation Capacity to be Installed at Customers.

          OPC is working with certain customers in connection with the successful tender for capacity of approximately 65 MW through the installation of generation facilities on the premises of customers. The arrangements with customers would provide for reduced tariffs for customers reflecting lower use of the infrastructure, and capacity payments to OPC. Some PPAs with OPC are being extended in connection with such arrangements. OPC is considering participating in tenders by customers for additional capacity using these arrangements. OPC is acting as a coordinator for these arrangements and estimates its cost per MW for construction of these plants to be NIS 4 million ($1 million). Furthermore, OPC is working with certain customers in connection with the successful tender for additional capacity through the installation of generation facilities on the premises of customers, as well as with certain high voltage customers. OPC has reached commercial understandings with certain such customers, but has not signed any agreements yet.

Offering of Series B Bonds

In April 2020, OPC completed an offering of NIS400 million (approximately $113 million) of Series B Bonds on the Tel Aviv Stock Exchange, at an annual interest rate of 2.75%, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC Bonds—Series B.”

A.	Operating Results

Our consolidated financial statements for the years ended December 31, 2019 and 2018 are comprised of OPC, Primus, and the results of the associated companies (Qoros and ZIM).

Our consolidated results of operations for each of the periods primarily comprise the results of OPC.

Year Ended December 31, 2019 Compared to Year Ended December 31, 20181

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2019 and 2018.

	Year Ended December 31, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
		(in millions of USD, unless otherwise indicated)
Revenue	$373	$—	$—	$373
Depreciation and amortization	(31)	—	—	(31)
Financing income	2	—	16	18
Financing expenses	(28)	—	(2)	(30)
Fair value loss on put option	—	(19)	—	(19)
Recovery of financial guarantee	—	11	—	11
Share in losses of associated companies	—	(37)	(4)	(41)
Profit / (Loss) before taxes	$48	$(45)	$(8)	$(5)
Income taxes	(14)	—	(3)	(17)
Profit / (Loss) from continuing operations	$34	$(45)	$(11)	$(22)

Segment assets[3]	$1,000	$72	$246 [4]	$1,318
Investments in associated companies	—	106	84	190
Segment liabilities	762	—	34 [5]	796

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	Excludes investments in associates.

(4)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

[1]
For a comparison of Kenon’s operating results for the fiscal year ended December 31, 2018 with the fiscal year ended December 31, 2017, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

	Year Ended December 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	$363	$—	$1	$—	$364
Depreciation and amortization	(30)	—	—	—	(30)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Gain on third party investment in Qoros	—	504	—	—	504
Fair value loss on put option	—	(40)	—	—	(40)
Recovery of financial guarantee	—	63	—	—	63
Share in losses of associated companies	—	(78)	(27)	—	(105)
Profit / (Loss) before taxes	$36	$457	$(31)	$—	$462
Income taxes	(10)	—	(1)	—	(11)
Profit / (Loss) from continuing operations	$26	$457	$(32)	$—	$451

Segment assets[4]	$893	$92	$239 [5]	$—	$1,224
Investments in associated companies	—	139	92	—	231
Segment liabilities	700	—	39 [6]	—	739

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	“Adjustments” includes inter segment financing income and expense.

(4)	Excludes investments in associates.

(5)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

(6)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Year Ended December 31, 2019		Year Ended December 31, 2018
	ZIM	Qoros[1]	ZIM	Qoros[2]
	(in millions of USD)
Revenue	$3,300	$350	$3,248	$812
(Loss)/Income	(18)	(312)	(126)	(330)
Other comprehensive loss	(10)	-	(6)	-
Total comprehensive (loss)/income	$(28)	$(312)	$(132)	$(330)
Share of Kenon in total comprehensive (loss)/income	$(9)	$(37)	$(40)	$(78)
Adjustments	1	-	13	-
Share of Kenon in total comprehensive (loss)/gain presented in the books	$(8)	$(37)	$(27)	$(78)
Total assets	$1,926	$1,708	$1,826	$1,914
Total liabilities	2,178	1,584	2,050	1,475
Book value of investment	84	106	92	139

(1)
We owned 50% of Qoros until January 2018, when our equity interest in Qoros was reduced to 24% in connection with the initial investment by the Majority Shareholder in Qoros. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros and, as a result, we hold a 12% interest in Qoros.

(2)	We owned 24% of Qoros throughout 2018.

Currency fluctuations in the U.S. Dollar to NIS exchange rate on the translation of OPC’s results from NIS into U.S. Dollars did not have a significant impact on the results of 2019 versus 2018 discussed below.

Revenues

Our revenues (primarily representing OPC’s revenues) increased by $10 million to $373 million for the year ended December 31, 2019 from $363 million for the year ended December 31, 2018.

The table below sets forth OPC’s revenue for 2019 and 2018, broken down by category.

	For the year ended December 31,
	2019	2018
	$ millions
Revenue from energy generated by OPC and sold to private customers	261	225
Revenue from energy purchased by OPC and sold to private customers	16	39
Revenue from private customers in respect of infrastructures services	76	79
Revenue from energy sold to the System Administrator	3	4
Revenue from sale of steam	17	16
Total	373	363

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component generally affects the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2019, as published by the EA, was NIS 0.2909 per kW hour, as compared to NIS 0.2816 per kW hour in 2018. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli CPI.

Set forth below is a discussion of the changes in revenues by category between 2019 and 2018.

•
Revenue from energy generated by OPC and sold to private customers — increased by $36 million in 2019, as compared to 2018, primarily as a result of (i) a $24 million increase in revenues due to the higher availability of the OPC-Rotem power plant in 2019, (ii) a $9 million increase in revenues due to the increase in electricity prices in 2019, and (iii) a $3 million increase due to higher electricity consumption of OPC’s customers.

•
Revenue from energy purchased by OPC and sold to private customers — decreased by $23 million in 2019, as compared to 2018, primarily as a result of a $26 million decrease as a result of higher availability of the OPC-Rotem power plant in 2019, partially offset by a $3 million increase in revenue due to higher electricity consumption of OPC’s customers.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (representing OPC’s cost of sales) decreased by $2 million to $256 million for the year ended December 31, 2019, as compared to $258 million for the year ended December 31, 2018.

The following table sets forth OPC’s cost of sales for 2019 and 2018.

	For the year ended December 31,
	2019	2018
	$ millions
Natural gas and diesel oil consumption	138	118
Payment to IEC for infrastructure services and purchase of electricity	92	118
Natural gas transmission	9	7
Operating expenses	17	15
Total	256	258

•
Natural gas and diesel oil consumption — increased by $20 million in 2019, as compared to 2018, primarily as a result of (i) a $14 million increase in gas consumption as a result of higher availability of the OPC-Rotem power plant, (ii) a $3 million increase due to an increase in the gas price, as a result of the indexation of the gas price to the electricity tariffs, and (iii) a $3 million increase due to a one-off refund from IEC in 2018.

•
Payment to IEC for infrastructures services and purchase of electricity — decreased by $26 million in 2019, as compared to 2018, primarily as a result of (i) a $26 million decrease in purchases of electricity from IEC due to the higher availability of the OPC-Rotem power plant in 2019, partially offset by $3 million due to increase in OPC’s customers electricity consumption and increase of electricity prices, and (ii) a $7 million decrease in infrastructure services as a result of lower infrastructure tariffs in 2019, partially offset by $4 million of increase due to OPC’s customers higher electricity consumption.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) remained largely consistent at $31 million for the year ended December 31, 2019, as compared to $30 million for the year ended December 31, 2018.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) increased to approximately $36 million for the year ended December 31, 2019, as compared to $34 million for the year ended December 31, 2018. This increase was primarily driven by an increase in OPC’s selling, general and administrative expenses.

OPC’s selling, general and administrative expenses increased by $4 million, or 29%, to $18 million for the year ended December 31, 2019 from $14 million for the year ended December 31, 2018 primarily as a result of a $1 million increase in business development expenses and a $1 million increase in salaries and wages.

Financing Expenses, Net

Our financing expenses, net, increased by $10 million to $12 million for the year ended December 31, 2019, as compared to $2 million for the year ended December 31, 2018. This increase was primarily driven by a reduction in financing income of $10 million from Quantum in 2019 compared to 2018; the 2018 income was earned in relation to shareholder loans given to Qoros that were subsequently converted into equity.

OPC’s financing expenses, net increased by approximately $1 million to $26 million in 2019 from $25 million in 2018, primarily as a result of US Dollar — NIS exchange rate fluctuations and indexation of the OPC-Rotem facility to the CPI.

Recovery of Financial Guarantee

In 2018, Kenon reduced its previously recorded liability in respect of Kenon’s back-to-back guarantee obligations to Chery to zero as a result of Kenon’s assessment of a lower probability that it would be required to make payments under the guarantees following the investment by the Majority Shareholder in Qoros in 2018.

In 2019, Kenon recognized an $11 million recovery of financial guarantee from Chery as a result of Qoros making significant loan repayments in 2019, and as a result, Chery being obligated to refund cash guarantees previously paid by Kenon in relation to Qoros’ loans.

Share in Losses of Associated Companies, Net of Tax

Our share in losses of associated companies, net of tax decreased to approximately $41 million for the year ended December 31, 2019, compared to approximately $105 million for the year ended December 31, 2018. Set forth below is a discussion of losses for our associated companies and the share in losses of associated companies, net of tax.

Qoros

Our share in Qoros’ comprehensive loss decreased to approximately $37 million for the year ended December 31, 2019, compared to losses of approximately $78 million for the year ended December 31, 2018. Although we now have a 12% equity interest in Qoros, we held a 24% stake in Qoros prior to the 2020 sale to the Majority Shareholder in Qoros in April 2020 and a 50% stake in Qoros prior to the Majority Shareholder in Qoros’ investment in January 2018 and therefore recognized 50% of the net loss of Qoros in 2018 until January 8, 2018 and 24% of the net loss of Qoros from January 9, 2018 until April 2020. As a result of the 2020 sale, Qoros is no longer accounted for as an associated company. A discussion of Qoros’ results of operations (on a 100% basis) for 2019 and 2018 is set forth below.

Qoros’ revenues decreased by 55% to RMB2,417 million (approximately $350 million) in 2019, as compared to RMB5,389 million (approximately $813 million) in 2018. Qoros’ decreased revenues in 2019 reflect an approximately 58% decrease in car sales from approximately 62,000 cars in 2018 to approximately 26,000 in 2019. A substantial portion of car sales in 2019 and 2018 included orders from two leasing companies introduced by the Majority Shareholder in Qoros, in accordance with the investment agreement.

Qoros’ cost of sales decreased by 42% to RMB3,709 million (approximately $537 million) in 2019, as compared to RMB6,410 million (approximately $967 million) in 2018. The decrease in cost of sales is primarily due to the decrease in the number of cars sold, as well as an increase in depreciation and amortization to RMB1,190 million (approximately $172 million) in 2019, including RMB265 million for certain Qoros vehicles (CF14 and CF14K models) accelerated depreciation due to end of production, as compared to RMB842 million (approximately $127 million) in 2018.

In 2019, Qoros also recognized an impairment charge of RMB23 million (approximately $3 million) in property, plant and equipment and intangible assets. The impairment is primarily due to the cancellation of two EV programs. Qoros also recognized another impairment loss in inventory of RMB 5 million (approximately $1 million) related to the change in emissions standards.

Qoros’ loss remained largely the same year on year at RMB2.2 billion (approximately $312 million) for the year ended December 31, 2019, as compared to RMB2.2 billion (approximately $330 million) for the year ended December 31, 2018.

ZIM

Pursuant to the equity method of accounting, our share in ZIM’s results of operations was loss of approximately $4 million for the year ended December 31, 2019 and loss of approximately $27 million for the year ended December 31, 2018. Set forth below is a summary of ZIM’s consolidated results for the year ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(in millions of USD)
Revenue	$3,300	$3,248
Cost of services	3,037	3,100
Gross profit	263	148
Operating loss	153	(29)[1]
Loss before taxes on income	(1)	(106)
Taxes on income	(12)	(14)

(Loss)/profit for the period	$(13)	$(120)

1.	Includes an impairment of $38 million with respect to certain vessels classified as held for sale.

ZIM carried approximately 2,821 thousand TEUs in 2019, representing a 3% decrease as compared to 2018, in which ZIM carried approximately 2,914 thousand TEUs. The average freight rate per TEU in 2019 was $1,009 per TEU, as compared to $973 per TEU in 2018. ZIM’s revenues increased by 1.6% in 2019 to approximately $3.3 billion, as compared to approximately $3.2 billion in 2018, mainly due to the increase in average freight rates, which offset the decrease in carried quantities. ZIM’s operating expenses and cost of services decreased by 6% to approximately $2.8 billion, as compared to approximately $3.0 billion in 2018, primarily as a result of (i) a $150 million decrease in bunker expense, (ii) a $73 million decrease in port expenses, (iii) an $11 million decrease in agent commissions, offset by (iv) a $42 million increase in cargo handling and (iv) a $15 million increase in slot purchase and lease expenses of vessels and containers.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Tax Expenses

Our taxes on income increased by $6 million to $17 million for the year ended December 31, 2019 from $11 million for the year ended December 31, 2018. This increase was primarily driven approximately by a $4 million increase in OPC’s tax expenses.

Profit (Loss) For the Year

As a result of the above, our loss for the year from continuing operations amounted to $22 million for the year ended December 31, 2019, compared to a profit from continuing operations of $451 million for the year ended December 31, 2018.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

As of December 31, 2019, Kenon had approximately $33 million in cash on an unconsolidated basis and no material gross debt.

In 2019, we received total cash of $92 million, of which $25 million (net of tax) was received pursuant to a favorable ruling in an arbitration proceeding and approximately NIS 236 million (approximately $67 million) was received from dividend distributions by OPC. Also in 2019, we distributed a total of $65 million to our shareholders via a dividend.

Under its dividend policy, OPC has stated that it intends to issue a dividend of 50% net income. The issuance of dividends is subject to the board of directors’ discretion.

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

As of December 31, 2019, Kenon had outstanding guarantee obligations to Chery of RMB288 million (approximately $41 million). Following the completion of the sale of half of its remaining interest (i.e. 12%) in Qoros to the Majority Shareholder in Qoros in April 2020, Kenon will have outstanding guarantee obligations to Chery of approximately $23 million.

In connection with Kenon’s sale of its Inkia Business, Kenon has given a three-year guarantee of Inkia’s indemnification obligations to the buyer of the Inkia Business. For further information, see “Item 4.B Business Overview—Discontinued Operations—Inkia Business—Kenon Guarantee.”

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

Consolidated Cash Flow Statement

Year Ended December 31, 2019 Compared to Year Ended December 31, 20182

Cash and cash equivalents increased to approximately $147 million for the year ended December 31, 2019, as compared to approximately $131 million for the year ended December 31, 2018, primarily as a result of an increase in OPC’s balance of $23 million offset by a decrease in Kenon’s balance of $7 million. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(in millions of USD)
Continuing operations
Net cash flows provided by operating activities
OPC	109	86
Adjustments and Other	(23)	(34)
Total	86	52
Net cash flows (used in) / provided by investing activities	(30)	42
Net cash flows used in financing activities	(74)	(1,217)
Net change in cash from continuing operations	(18)	(1,123)
Net change in cash from discontinued operations	25	(155)
Cash—opening balance	131	1,417
Effect of exchange rate fluctuations on balances of cash and cash equivalents	9	(8)
Cash—closing balance	$147	$131

Cash Flows Provided by Operating Activities

Net cash flows from operating activities increased to $86 million for the year ended December 31, 2019 compared to $52 million for the year ended December 31, 2018. The increase is primarily explained by the increase in OPC’s cash provided by operating activities as discussed below.

 Cash flows provided by OPC’s operating activities increased to $109 million for the year ended December 31, 2019 from $86 million for the year ended December 31, 2018, primarily as a result of an increase in current operating activities (higher pricing and quantities) and in working capital mainly as a result of higher collections and lower gas payments in 2019 due to timing differences.

Cash Flows (Used in) / Provided by Investing Activities

Net cash flows used in our investing activities increased to approximately $30 million for the year ended December 31, 2019, compared to cash flows provided by investing activities of approximately $42 million for the year ended December 31, 2018. This decrease in cash flow used was primarily driven by the one-off proceeds from third party investment in Qoros in 2018 and reduced outflows from OPC's investing activities as described below.

[2]
For a comparison of Kenon’s liquidity and capital resources for the fiscal year ended December 31, 2018 with the fiscal year ended December 31, 2017, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

Cash flows used in OPC’s investing activities decreased to $41 million for the year ended December 31, 2019 from $102 million for the year ended December 31, 2018, primarily as a result of $35 million higher investments in OPC-Hadera in 2018, $25 million lower short-term deposits and a $22 million release from restricted cash (including interest) due to the Tamar arbitration proceedings decision, partially offset by a $35 million increase in restricted cash deposits and a $3 million increase in investments in Tzomet.

Cash Flows Used in Financing Activities

Net cash flows used in financing activities of our consolidated businesses was approximately $74 million for the year ended December 31, 2019, compared to cash flows used in financing activities of approximately $1,217 million for the year ended December 31, 2018. The net outflow in 2019 is primarily explained by OPC’s net outflow as described below.

 Cash flows used in OPC’s financing activities increased to $54 million for the year ended December 31, 2019, as compared to $34 million for the year ended December 31, 2018, primarily as a result of a $71 million increase in dividend distributions in 2019 (including distributions to holders of non-controlling interests), as compared to 2018, and a $3 million increase in payments in respect of hedging transactions. In addition, in 2018, OPC-Hadera disbursed $34 million from the OPC-Hadera financing facility. This increase was partially offset by $76 million cash provided from share issuance during 2019, a $5 million decrease in OPC-Rotem’s debt repayment and a $6 million decrease in OPC’s bond repayment.

Cash Flows Provided by Discontinued Operations

For the year ended December 31, 2019, one of Kenon’s subsidiaries received a favorable award in an arbitration proceeding.

Kenon’s Commitments and Obligations

As of December 31, 2019, Kenon had consolidated liabilities of $796 million, primarily consisting of OPC liabilities.

In addition, Kenon has obligations under its back-to-back guarantees provided by it to Chery, which amounted to RMB288 million (approximately $41 million), plus interest and certain fees, as of December 31, 2019. In connection with the sale of half of Kenon’s remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros in April 2020, the Majority Shareholder in Qoros was required to assume its share of Qoros bank guarantee obligations. Kenon is in the process of being released from its proportionate share of back-to-back guarantees, share pledges and cash collateral to Chery (reflecting the reduction in Kenon’s equity ownership of Qoros following the 2020 sale). As a result, Kenon’s back-to-back guarantee obligations have been reduced to approximately $23 million. For further information on, and an overview of, the guarantees provided by Kenon in respect of Qoros’ debt, see “—Back-to-Back Guarantees Provided to Chery.”

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

In 2016 and 2017, Kenon entered into agreements with Chery to provide financing to Qoros in connection with a release of Kenon’s back-to-back guarantee obligations to Chery (which were RMB850 million as of December 31, 2016). Pursuant to these agreements, during 2017, Kenon funded shareholder loans of RMB488 million (of which RMB244 million was advanced on behalf of Chery) to Qoros, reducing Kenon’s back-to-back guarantee obligations to Chery from RMB850 million to RMB288 million (approximately $41 million). To date, RMB483 million (not including interest) has been repaid to Kenon, and the remaining RMB5 million is in the process of being released to Kenon by Chery.

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Wuhu Chery and Kenon. As a result, Kenon’s stake was reduced to 24%, with the 51% controlling interest owned by the Majority Shareholder in Qoros and the remaining 25% interest owned by Wuhu Chery. The Majority Shareholder in Qoros was required to assume its share of Qoros bank guarantee obligations, which reduced Kenon’s back-to-back guarantee obligations. As of December 31, 2019, the outstanding amount of these back-to-back guarantees was RMB288 million (approximately $41 million) (plus certain interest and fees).

In connection with the sale of half of Kenon’s remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros in April 2020, the Majority Shareholder in Qoros was required to assume its share of Qoros bank guarantee obligations. Kenon is in the process of being released from its proportionate share of back-to-back guarantees, share pledges and cash collateral to Chery (reflecting the reduction in Kenon’s equity ownership of Qoros following the 2020 sale). As a result, Kenon’s back-to-back guarantee obligations have been reduced to approximately $23 million.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

OPC’s Liquidity and Capital Resources

As of December 31, 2019, OPC had cash and cash equivalents of $111 million. OPC’s total outstanding consolidated indebtedness was $622 million as of December 31, 2019.

OPC’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, short- and long-term borrowings, OPC’s bond issuance and OPC’s 2017 initial public offering.

In addition, OPC is limited in usage of certain deposits and cash, with such restricted deposits and cash constituting an aggregate amount of $111 million and $98 million as of December 31, 2019 and 2018, respectively.

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

OPC’s Material Indebtedness

As of December 31, 2019, OPC had cash and cash equivalents of $111 million, deposits and restricted cash of $111 million, and total outstanding consolidated indebtedness of $622 million, consisting of $45 million of short-term indebtedness, including the current portion of long-term indebtedness, and $577 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

The following table sets forth selected information regarding OPC’s principal outstanding short-term and long-term debt, as of December 31, 2019:

	Outstanding Principal Amount as of December 31, 2019		Interest Rate	Final Maturity	Amortization Schedule
	($millions)
OPC-Rotem:
Financing agreement[1]	346		4.9%-5.4, % CPI linked	June 2031	Quarterly principal payments to maturity
OPC-Hadera:
Financing agreement[2]	194		3.4%-3.9%, CPI linked (2/3 of the loan) 4.7%-5.4% (1/3 of the loan)	18 years from commercial operations date of OPC-Hadera power plant	Quarterly principal payments to maturity, commencing 6 months following commercial operations of OPC-Hadera power plant
Tzomet:
Financing agreement[3]	-	[3]	CPI or US$ linked with interest equal to prime plus margin of 0.5-1.5% - agreement includes provisions for conversion of interest from variable to CPI-linked debenture interest plus margin of 2-3%	Earliest of 19 years from commercial operations date of Tzomet power plant and 23 years from the signing date, but no later than December 31, 2042	Quarterly principal payments to maturity, commencing close to the end of the second or third quarter following commercial operations of the Tzomet power plant
OPC[4]:
Bonds (Series A)[5]	82		4.45% (commencing from the date of registration for trading on the stock exchange)	December 2030	Semi-annual principal payments to maturity
Short-term credit facility[6]	-		Prime plus 0.6%. As of January 2020, the adjusted interest rate based on an annual calculation was 2.371%[6]	April 2020[6]	Single payment at maturity
Total	622

(1)	Represents NIS 1,197 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.456 to $1.00. All debt has been issued in Israeli currency (NIS) linked to CPI.

(2)
Represents NIS 671 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.456 to $1.00. All debt has been issued in Israeli currency (NIS), of which 2/3 is linked to CPI and 1/3 is not linked to CPI.

(3)
In February 2020, Tzomet made its first drawing under the facility agreement in the aggregate amount of approximately $7 million, which represents NIS 25 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.434 to $1.00. All debt has been issued in Israeli currency (NIS) part of which is linked to CPI and part of which is not linked to CPI.

(4)	In April 2020, OPC completed an offering of NIS400 million (approximately $113 million) of Series B Bonds on the Tel Aviv Stock Exchange, at an annual interest rate of 2.75%. See “—OPC Bonds—Series B.”

(5)
Represents NIS 283 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.456 to $1.00. All debt has been issued in Israeli currency (NIS) and is not linked to CPI.

(6)
In January 2020, OPC fully drew down this short-term facility through a drawdown of approximately $66 million, representing NIS 230 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.460 to $1.00. All debt has been issued in Israeli currency (NIS) and is not linked to CPI. The facility was entered into December 2019 and consisted of a NIS 169 million (approximately $47 million) three-month loan due April 2020, bearing interest at the prime rate plus 0.6%, and a NIS 61 million (approximately $18 million) bank guarantee to be released in January 2021. In April 2020, OPC refinanced the loan through a new short-term credit facility consisting of a NIS 169 million (approximately $47 million) loan due October 2020, bearing interest at the prime rate plus 1.7%. For more information see, “—OPC Short-Term Credit Facility.”

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

For further information on OPC’s financing arrangements, see Note 16 to our financial statements included in this annual report.

OPC-Rotem Financing Agreement

In January 2011, OPC-Rotem entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., or Bank Leumi, for the financing of its power plant project. As part of the financing agreement, the lenders committed to provide OPC-Rotem a long-term credit facility, including several types of lines of credit, in the overall amount of NIS 1,800 million (approximately $521 million). Currently, there are two available lines of credit in the total amount of NIS 21 million (approximately $6 million) and a working capital line of credit. Furthermore, as part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of OPC-Rotem’s shareholders’ loans, commencing from the third year after the completion of OPC-Rotem’s power plant. The lock-up period prohibiting distributions ended in June 2015. The financing agreement contains additional restrictions and limitations, including:

•	minimum annual (in the past 12 months) debt service coverage ratio (DSCR), annual projected DSCR and annual loan life coverage ratio (LLCR): 1.05-1.1, depending on the supply of electricity to IEC;

•	maintenance of minimum amounts in the reserve accounts in accordance with the agreement; and

•	other non-financial covenants and limitations such as restrictions on asset sales, pledges investments and incurrence of debt, as well as reporting obligations.

The loans are CPI-linked and are repayable on a quarterly basis beginning in the fourth quarter of 2013 until 2031.

OPC-Rotem created a guarantee reserve account in the amount of NIS 57.5 million (approximately $16 million). As of December 31, 2019, the full balance had been deposited in the guarantee reserve account. As a result, OPC and Veridis were released from their corporate guarantees in favor of OPC-Rotem in the beginning of 2020.

OPC-Hadera Financing

In July 2016, OPC-Hadera entered into a NIS 1 billion (approximately $289 million) senior facility agreement with Israel Discount Bank Ltd. and Harel Company Ltd. to finance the construction of OPC-Hadera’s power plant in Hadera. Pursuant to the agreement, the lenders undertook to provide OPC-Hadera with financing in several facilities (including a term loan facility, a standby facility, a debt service reserve amount, or DSRA, facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only), a hedging facility (for the construction period only), and a working capital facility (for the operation period only)). In March 2020, the lenders under this agreement granted OPC-Hadera’s request to extend the COD under the agreement to June 2020.

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

In connection with the senior facility agreement, liens were placed on some of OPC-Hadera’s existing and future assets and on certain OPC and OPC-Hadera rights, in favor of Israel Discount Bank Ltd., as collateral agent on behalf of the lenders. The senior facility agreement also contains certain restrictions and limitations, including:

•
minimum projected DSCR, average projected DSCR (in relation to long-term loans at the commercial operation date of the power plant) and LLCR (at the commercial operation date of the power plant): 1.10 – on the withdrawal dates the ratio must be at least 1.20;

•	maintenance of minimum amounts in the reserve accounts in accordance with the agreement; and

•
other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledges investments and incurrence of debt as well as reporting obligations.

As of December 31, 2019, following the full investment of the project’s equity contribution, OPC-Hadera has made drawings in the aggregate amount of NIS 857 million (approximately $248 million) under the NIS 1 billion (approximately $289 million) loan agreement relating to the project.

Tzomet Financing

In December 2019, Tzomet entered into a NIS 1.4 billion (approximately $405 million) senior facility agreement with a syndicate of lenders led by Bank Hapoalim Ltd, or Bank Hapoalim, to finance the construction of Tzomet’s power plant. Pursuant to the agreement, the lenders undertook to provide Tzomet with financing in several facilities (including a term loan facility, a standby facility, a DSRA facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only), a hedging facility (for the construction and operating periods), and a working capital facility (for the operation period only)).

Some of the loans under the facility agreement are CPI-linked while others accrue interest at the rates specified in the relevant agreement. The loans will be repaid in quarterly installments according to repayment schedules specified in the agreement. The financing will mature at the earliest of 19 years from the commencement of commercial operation of the Tzomet plant and 23 years from the signing date of the facility agreement, but no later than December 31, 2042, in accordance with the provisions of the agreement.

In connection with the facility agreement, OPC’s shares in Tzomet (including any shares that OPC acquires from the minority shareholders) certain OPC and Tzomet rights were pledged in favor of Bank Hapoalim, as collateral agent on behalf of the lenders. The facility agreement also contains certain restrictions and limitations, including:

•
minimum projected average debt service coverage ratio (ADSCR), average projected ADSCR and LLCR: 1.05 – on the withdrawal dates, Tzomet is required to comply with a minimum contractual ADSCR (i.e. the lowest contractual ADSCR of all the contractual ADSCRs up to the date of final repayment) an average contractual ADSCR (i.e. the average contractual ADSCR of all the contractual ADSCRs up to the date of final repayment), and a contractual LLCR on the commencement date of the commercial operation of at least 1.3;

•	maintenance of minimum amounts in the reserve accounts in accordance with the agreement; and

•	other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledge investments and incurrence of debt.

In February 2020, Tzomet made its first drawing under the facility agreement in the aggregate amount of NIS 25 million (approximately $7 million).

OPC Bonds

Series A

In May 2017, OPC issued bonds (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The bonds, with a par value of NIS 320 million (approximately $85 million), bear annual interest at the rate of 4.95% and are repayable, interest and a portion of principal, every six months, commencing on June 30, 2018 (on June 30th and December 30th of every calendar year) through December 30, 2030. The outstanding principal amount as of December 31, 2019 is NIS 283 million (approximately $82 million). Under the terms, the interest on the bonds will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd.

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

Additionally, OPC has created a reserve for the servicing of the debt, out of the issuance consideration, in the amount of 18 months of interest up to the commencement of repayment of the principal of the bonds, and will pay 18 months of principal and interest payments subsequent to the commencement of the bonds’ principal repayment (this period was originally 12 months, but was increased to 18 months following an amendment to the terms of the bonds through bondholder consent). The trust account in which the reserve was deposited will be pledged in favor of the trustee on behalf of the bond holders. As of December 31, 2019, the deposit for the debt service fund amounts to approximately NIS 67 million (approximately $19 million).

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

Furthermore, the trust deed includes an undertaking by OPC to comply with covenants on the basis of its stand-alone financial statements: debt coverage ratio of at least 1.20, minimum equity of NIS 80 million (approximately $23 million) and an equity-to-balance sheet ratio of at least 12.5%. As at December 31, 2019, the equity attributed to OPC’s shareholders amounted to approximately NIS 787 million (approximately $228 million) and the equity-to-balance sheet ratio was 71%.

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

Series B

In April 2020, OPC issued NIS400 million (approximately $113 million) of bonds (Series B), which were listed on the Tel Aviv Stock Exchange. The bonds bear annual interest at the rate of 2.75% and are repayable every six months, commencing on September 30, 2020 (on March 31 and September 30 of every calendar year) through September 30, 2028. In addition, an unequal portion of principal is repayable every six months. The principal and interest are linked to an increase in the Israeli consumer product index of March 2020 (as published on April 15, 2020). The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd.

The bonds are unsecured and the trust deed includes limitations on OPC’s ability to impose a floating lien on its assets and rights in favor of a third party.

The trust deed contains customary clauses for calling for the immediate redemption of the bonds, including events of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the position of OPC. The bondholders’ right to call for immediate redemption also arises upon: (1) the occurrence of certain events of loss of control by Kenon; (2) the call for immediate repayment of other debts (or guarantees) of OPC or of a consolidated subsidiary in certain predefined minimum amounts; (3) a sale of one or more assets of the company which constitutes more than 50% of the value of company's assets, in less than 12 consecutive months, or a change in the area of operation of OPC such that OPC’s main area of activity is not in the energy sector, including electricity generation in power plants and with renewable energy sources; (4) in the event that a rating is discontinued over a certain period of time; (5) if the company breaches its covenant obligations under the deed of trust and executes an extraordinary transaction with the controlling shareholders (as these terms are defined under the Israeli Companies Law-1999); (6) if the company's financial reports contain a going concern notice addressing the company itself, for two consecutive quarters; and (7) in the event of suspending trading for a certain time period if the bonds are listed for trade on the main list of the stock exchange.

The trust deed includes an undertaking by OPC to comply with covenants on the basis of its stand-alone financial statements: coverage ratio between net financial debt deducting financial debt of projects yet to produce EBITDA, and adjusted EBITDA of no more than 13, minimum equity of NIS 250 million (approximately $71 million) and an equity-to-balance sheet ratio of at least 17%.

The trust deed also includes an undertaking by OPC to monitor the rating by a rating agency.

Furthermore, restrictions are imposed on distributions and payment of management fees to the controlling shareholder, including compliance with certain covenants and certain legal restrictions.

The terms of the bonds also provide for the possible raising of the interest rate in certain cases of lowering the rating and in certain cases of breach of financial covenants. The ability of OPC to expand the series of the bonds has been limited under certain circumstances, including maintaining the rating of the bonds at its level shortly prior to the expansion of the series and the lack of breach.

Additionally, should OPC raise additional bonds that are not secured (and as long as they are not secured), such bonds will not have preference over the bonds (Series B) upon liquidation. Should OPC raise additional bonds that are secured, these will not have preference over the bonds (Series B) upon liquidation, except with respect to the security.

OPC Short-Term Credit Facility

In December 2019, OPC entered into a NIS 230 million (approximately $66 million) short-term credit facility, in order to pay and secure the balance due for payment of the NIS 207 million Initial Assessment, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Tzomet.” The facility consisted of a NIS 169 million (approximately $47 million) three-month loan due April 2020, bearing interest at the prime rate plus 0.6%, and a NIS 61 million (approximately $18 million) bank guarantee to be released in January 2021. OPC fully drew down the facility in January 2020. In April 2020, OPC refinanced the loan through a new short-term credit facility consisting of a NIS 169 million (approximately $47 million) loan due October 2020, bearing interest at the prime rate plus 1.7% The facility contains limitations on liens and other financial covenants, including maintaining minimum shareholders’ equity of NIS 600 million (approximately $174 million), historical debt coverage ratio of 1.2 and a 55% rate of shareholders’ equity to total assets.

Qoros’ Liquidity and Capital Resource

Qoros’ cash and cash equivalents was RMB105 million (approximately $15 million) as of December 31, 2019, compared to approximately RMB1,024 million (approximately $149 million) as of December 31, 2018. We have a 12% equity interest in Qoros, and we do not exercise control over Qoros’ cash and cash equivalents.

In the year ended December 31, 2019, Qoros incurred a net loss of RMB2.2 billion (approximately $312 million), had net operating cash outflows of RMB1.3 billion (approximately $185 million) and net investing cash outflows of RMB1.3 billion (approximately $193 million). In addition, as of December 31, 2019, Qoros’ current liabilities exceeded its current assets by RMB3.5 billion (approximately $510 million). These conditions indicate that a material uncertainty exists that may cast significant doubt on Qoros' ability to continue as a going concern. Qoros’ management has given careful consideration to Qoros’ future liquidity and its available sources of finance in assessing whether Qoros will have sufficient financial resources to continue as a going concern. Qoros has obtained a letter of support from the Majority Shareholder in Qoros, which has undertaken to provide continuing financial assistance to Qoros in 2020. Based on the assessment of Qoros’ updated business plan, cash flow forecast, unutilized bank loan facilities, the ability to refinance existing short-term loans and extension of payment terms with major vendors, Qoros’ financial statements for the year ended December 31, 2019 have been prepared on a going concern basis. However, there is no assurance that Qoros will be able to continue as a going concern, and Qoros may have to provide for further liabilities that may arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively.

Qoros’ principal sources of liquidity are cash flows from car sales, cash inflows received from financing activities, including long-term loans, short-term facilities and capital contributions (in the form of equity contributions or shareholder loans). Qoros’ RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility are no longer available for drawing, and Qoros may require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

Qoros has historically relied upon shareholder funding as well as bank facilities supported by guarantees and pledges from its shareholders to fund its development and operations.

As of December 31, 2019, Qoros had total loans and borrowings of RMB4 billion (approximately $577 million) and current liabilities of RMB7.5 billion (approximately $1.1 billion) largely made up of trade and other payables and loans and borrowings, and current assets of RMB4 billion (approximately $571 million), including trade receivables from the entities introduced by the Majority Shareholder in Qoros. See “Item 3.D Risk Factors—Risk Related to Our Interest in Qoros—In recent years, Qoros has sold a majority of its vehicles to leasing companies introduced by the Majority Shareholder in Qoros.” Qoros uses a portion of its liquidity to make debt service payments. Qoros is required to make amortizing principal payments on its RMB3 billion, RMB1.2 billion and RMB700 million facilities but has limited cash flows. Qoros has deferred the amortizing principal payments on its RMB1.2 billion facility in the aggregate amount of RMB180 million ($26 million) that were due on various dates in 2020 to December 2020, and is planning to pursue deferrals of certain payments for its other facilities.

Until Qoros achieves significantly higher levels of sales, Qoros will continue to need additional financing from shareholders or third parties to meet its operating expenses (including accounts payable) and debt service requirements and has borrowed approximately RMB4.1 billion (approximately $0.6 billion) from an entity related to the Majority Shareholder in Qoros pursuant to shareholder loans due in 2021, RMB0.9 billion (approximately $0.1 billion) of which was repaid in 2019. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt and pledges over Qoros shares by Quantum (Kenon’s subsidiary which owns Kenon’s interest in Qoros) may be enforced.

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

Material Indebtedness

As of December 31, 2019, Qoros had total loans and borrowings, excluding related party indebtedness, of RMB4 billion (approximately $577 million), primarily consisting of current loans and borrowings. Set forth below is a discussion of Qoros’ material indebtedness. Qoros also has loans outstanding to the Majority Shareholder in Qoros as discussed below.

RMB3 Billion Syndicated Credit Facility

On July 23, 2012, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw down loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB3 billion. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loans bear interest at LIBOR + 4.8% per annum. Outstanding loans are repayable within ten years from July 27, 2012, the first draw down date. Qoros is required to make principal amortizing payments, with substantially all such payments scheduled between 2019 and 2022, and is planning to seek deferral of certain upcoming payments.

Qoros’ RMB/USD dual currency fixed rate credit facility is secured by Qoros’ manufacturing facility, the land use right for the premises on which such manufacturing facility is located, and its equipment, and properties, and several guarantees, including a joint, but not several, guarantee from each of Chery and Changshu Port. Loans under this facility are severally guaranteed by (i) Changshu Port for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees and (ii) Chery for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees. Kenon has outstanding back-to-back guarantees to Chery of approximately $23 million of which a portion is in respect of Chery’s guarantee of this facility.

Qoros’ syndicated credit facility contains financial, affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions. Although Qoros’ debt-to-asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of the syndicated credit facility, in 2016, the lenders under this credit facility waived compliance with the financial covenants through the first half of 2020. Qoros is planning to seek an extension of the waiver. If the waiver is not extended and Qoros’ debt-to-asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after the waiver period, and Qoros’ syndicated lenders do not revise such covenants such that Qoros complies with the covenants, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility. As of December 31, 2019, no new waiver had been obtained and Qoros is expected to breach the financial covenants after July 2020 if no new waiver is obtained. Such a default would result in a cross default, and require immediate payment under, Qoros' RMB 1.2 billion and RMB 700 million facilities (described below).

As of December 31, 2019, the aggregate amount outstanding on this loan was approximately RMB1.9 billion (approximately $271 million).

RMB1.2 Billion Syndicated Credit Facility

In July 2014, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB1.2 billion for the research and development of C-platform derivative models. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time plus 10.0% of such quoted rate and the USD loans bear interest at LIBOR + 5.0% of such rate per annum. Outstanding loans are repayable within ten years from August 19, 2014, the first draw down date. Qoros is required to make amortizing payments every six months starting in 2017. Qoros has deferred the amortizing principal payments on its RMB1.2 billion facility in the aggregate amount of RMB180 million ($26 million) that are scheduled for various dates in 2020 to December 2020.

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

In connection with Kenon’s 2016 and 2017 funding of shareholder loans to Qoros, pursuant to which Kenon’s back-to-back guarantee obligations to Chery were partially released, Quantum pledged equity in Qoros to Chery to secure the back-to-back guarantee reductions (i.e., if Chery is required to make payments on its guarantee of Qoros’ debt, then to the extent that Chery makes payments that would have been reimbursed by Kenon but for the back-to-back guarantee reduction, Chery will be entitled to enforce this pledge). Chery may also borrow from Quantum some of Qoros’ outstanding equity to meet its pledge obligations under the RMB1.2 billion credit facility. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances, Quantum must pledge additional shares (to the extent it has unencumbered shares) (e.g., if additional shares must be pledged under the credit facility), and in other circumstances the pledged shares may be released and the borrowed shares must be returned (e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion credit facility). The Majority Shareholder in Qoros has agreed to provide a back guarantee to Kenon in order to assume its pro rata share of the pledge obligations by shareholders of Qoros under this facility. Kenon is in the process of obtaining this back guarantee.

The syndicated loan agreement includes covenants (including financial covenants) and events of default and acceleration provisions.

Qoros is planning to seek an extension from its lenders of the waiver from compliance with the financial covenants under its RMB3 billion facility (described above) after July 2020. If no new waiver is obtained and Qoros doesn’t meet the financial ratios set under the RMB3 billion facility, Qoros is expected to breach the financial covenants under such facility and such a default could result in a cross default and require immediate payment under the RMB 1.2 billion facility.

As of December 31, 2019, the aggregate principal amount outstanding on this loan was approximately RMB0.9 billion (approximately $134 million).

RMB700 Million Syndicated Credit Facility

In May 2015, Qoros entered into a RMB700 million facility with a bank consortium. The loan agreement covers a period of 102 months starting in May 2015, and is secured by a guarantee by Chery and a pledge over Qoros’ 90 vehicle patents. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China +10%, and the USD loan bears interest of LIBOR + 3.5% per annum. Qoros is required to make principal repayments under this facility beginning in 2018, and is planning to seek deferral of certain upcoming payments. The facility includes covenants and event of default provisions.

Qoros is planning to seek an extension from its lenders of the waiver from compliance with the financial covenants under its RMB3 billion facility (described above) after July 2020. If no new waiver is obtained and Qoros doesn’t meet the financial ratios set under the RMB3 billion facility, Qoros is expected to breach the financial covenants under such facility and such a default could result in a cross default and require immediate payment under the RMB700 million facility.

The RMB700 million is guaranteed by Chery. We provided a back-to-back guarantee to Chery in respect of this facility and also pledged shares to Chery.

As of December 31, 2019, the aggregate principal amount outstanding on this loan is RMB530 million (approximately $76 million).

Working Capital Facilities

Qoros is party to various short-term and working capital facilities. As of December 31, 2019, the balance of these facilities was RMB494 million (approximately $71 million). Qoros also relies on shareholder loans, see “—Shareholder Loans.”

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

Shareholder Loans

Qoros has borrowed approximately RMB4.1 billion (approximately $0.6 billion) from an entity related to the Majority Shareholder in Qoros pursuant to shareholder loans due in 2021. Qoros repaid RMB0.9 billion (approximately $0.1 billion) in 2019. The amount outstanding as of December 31, 2019 was RMB 3.2 billion (approximately $461 million).

ZIM’s Liquidity and Capital Resources

As of December 31, 2019, ZIM had an aggregate amount of $183 million in cash and cash equivalents, as compared to $186 million of cash and cash equivalents as of December 31, 2018.

During the year ended December 31, 2019, ZIM generated $371 million from operating activities, generated $38 million from investing activities and used $411 million in financing activities.

ZIM has a significant amount of debt and other liabilities. As of December 31, 2019, ZIM had approximately $1.6 billion of outstanding loans and liabilities to be repaid between 2020 through 2030, of which $356 million of principal (comprised of short term borrowings and current maturities of long-term debt) is scheduled to be repaid during 2020.

ZIM expects to finance its short-term debt obligations and other liabilities through expected cash flow generation from operating activities, in addition to cash on hand. ZIM may also obtain funds from additional sources including debt issuance and/or other financing transactions and/or sale of assets and/or fundraising activities, including initial public offering or listing and/or re-finance its debt obligations by engaging potential new lenders and existing lenders in order to exchange existing maturities to debt vehicles with longer maturities.

Many of the financing agreements relating to ZIM’s debt facilities contain covenants and limitations, including: (a) minimum liquidity, fixed charge coverage ratio and total leverage covenants; and (b) other non-financial covenants and limitations such as restrictions on dividend distribution, asset sales, investments and incurrence of debt, as well as various reporting obligations. During 2016, in light of the continued unfavorable container shipping market conditions, ZIM took various steps to address its liquidity and financial position, including by obtaining waivers from its creditors for compliance with certain financial covenants and deferring certain payments, secured by trade receivables. ZIM obtained additional waivers from its creditors for compliance with certain covenants (except for the minimum liquidity requirement) in July 2018, which waiver expired in March 2020.

In August 2019, ZIM early repaid the remaining balance of the above-mentioned deferred payments. Following such early repayment, ZIM entered into an arrangement with a financial institution for the purpose of factoring of trade receivables (meeting the criteria of “true sale”) of up to $90 million, and ZIM partially utilized this arrangement by the end of 2019.

ZIM is continuing to pursue strategies to improve ZIM’s commercial and operational processes, and aims to reduce ZIM’s operational expenses and improve ZIM’s profitability. However, there is no assurance as to the extent of the effectiveness such activities or when, if at all, the results of such activities will be reflected in ZIM’s liquidity and capital resources. In light of the current business environment and in order to mitigate the coronavirus short-term downside risks and to improve the company’s results of operations and liquidity position, ZIM continues to expand its potential liquidity sources by means of improved payment terms with vendors, enhanced efforts of collection from customers and disposal and / or refinancing of certain assets.

For further information on the risks related to ZIM’s liquidity, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to Our Interest in ZIM—ZIM is highly leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations.”

Primus’ Liquidity and Capital Resources

Primus has limited liquidity and has historically relied on its shareholders to fund its operations and has no other sources of funding. Through our wholly-owned subsidiary IC Green, we have provided Primus a total of $48 million (including accrued interest) via a series of convertible notes through December 31, 2019. In 2019, we provided Primus $5 million via convertible notes. In the first quarter of 2020, we provided additional funding of $1.0 million via a convertible note. In light of Primus’ decision to significantly reduce its operations, we may be facing a loss of the funds that we have invested in Primus. In addition, there may also be additional expenses and liabilities in connection with Primus’ decision to significantly reduce its operations.

Material Indebtedness

Primus does not have any material indebtedness, other than related party indebtedness.

C.	Research and Development, Patents and Licenses, Etc.

For a description of Qoros’ research and development activities see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros faces certain risks relating to its business,” “Item 4.B Business Overview—Our Businesses—Qoros—Qoros’ Description of Operations” and “Item 5.A Operating Results— Share In Losses of Associated Companies, Net of Tax—Qoros.”

D.	Trend Information

The following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors.” For further information on the recent developments of Kenon and our businesses, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Trend Information

OPC

In December 2019, the EA published the electricity tariffs for 2020, which included a decrease of the EA’s generation component tariff by approximately 8%. For further information, see “Item. 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC—Sales—EA Tariffs.”

OPC-Hadera is in the process of constructing a plant. Following delays in the plant’s construction and operation, the plant is currently expected to reach COD in Q2 2020. In March 2020, the EPC contractor of the OPC-Hadera power plant notified OPC that the quarantine instructions and limitations imposed on entry into Israel as a result of the coronavirus are expected to delay completion of the OPC-Hadera power plant acceptance tests, which could result in a delay in the commercial operation of the OPC-Hadera power plant. The contractor informed OPC that these circumstances constitute a force majeure under its agreement with OPC. See “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—OPC-Hadera.”

Qoros

Vehicle sales in China decreased in 2019 following a decrease in 2018, as a result of the slowdown in the Chinese economy and the car industry and the phase out of purchase tax incentives. Vehicle sales in China in 2020 are expected to be impacted as a result of the disruption caused by the coronavirus outbreak, at least in the first half of 2020, see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—The impact of the coronavirus on Qoros’ operations and the operations of its suppliers may harm its business.”

In light of increased competition in the Chinese automotive market in recent years and the phase-out in 2018 of the purchase tax incentives for conventional vehicles, dealers and OEMs have offered customers a variety of inducements to purchase vehicles, including price reductions. In line with many of its competitors, Qoros offered various incentives for vehicle purchases, including price reductions to clear the inventories subject to Chinese emission standards under China-5 regulations. In 2019, dealers and OEMs continued to reduce prices and offer further inducements to purchase vehicles in part to clear inventories due to the change in emissions standards. Qoros expects the downward pressure on vehicle prices in China to continue for the next few years.

In recent years, the Chinese government has offered large subsidies for purchases of electric vehicles. These subsidies were originally expected to be phased out by the end of 2020. The phase out of subsidies has affected the demand for NEVs in China in 2019, with NEV sales declining in the second half of 2019, and may continue to affect demand in and the resulting profitability of the NEV market in future years. However, in April 2020, the Minister of Finance in China announced that subsidies for NEVs will be extended to 2022, with a gradual phase out each year.

In 2019, certain provinces in China adopted the Chinese regulation on emissions (Stage 6 Limits and Measurement Methods for Emissions from Light Duty Vehicles), which requires that new models meet certain emission limits in such provinces. Additional provinces will be adopting this new standard commencing in July 2020. This could impact the cost of producing vehicles and could impact the timing of purchases by consumers as well as inventories of vehicles that do not meet the standards. Qoros 3 vehicles being produced today meet this standard and Qoros plans to upgrade the Qoros 5 to meet the relevant standard prior to the implementation date.

Qoros’ sales decreased to approximately 26,000 cars in 2019, as compared to approximately 62,000 cars in 2018, reflecting in part a reduction in sales made to entities introduced by the Majority Shareholder in Qoros. Qoros’ car sales in Q1 2020 were significantly impacted by industry conditions in China, namely the impact of the coronavirus. Qoros expects that its sales will be significantly impacted by the amount of cars sold to entities introduced by the Majority Shareholder in Qoros in future years.

ZIM

For further information on the conditions affecting the shipping industry, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Industry Update.”

E.	Off-Balance Sheet Arrangements

Neither Kenon nor any of its subsidiaries are party to off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth Kenon’s contractual obligations (including future interest payments) and commercial commitments as of December 31, 2019, which consist of OPC’s contractual obligations (including future interest payments) and commercial commitments:

	Payments Due by Period[1]
	Total	Less than One Year	One to Two Years	Two to Five Years	More than Five Years
	($ millions)
OPC’s consolidated contractual obligations
Trade Payables	$36	$36	$—	$—	$—
Other payables	5	5	—	—	—
Bonds	105	12	13	27	53
Lease liabilities	9	1	1	2	5
Loans	722	62	60	182	418
Derivative instruments	42	6	5	14	17
Total contractual obligations and commitments	$919	122	79	225	493

(1)
Excludes Kenon’s back-to-back guarantees to Chery as well as obligations under agreement with capital provider relating to Peru BIT claim and guarantee of indemnity obligations under the sale agreement for the Inkia Business. For further information on other commitments, see Note 20 to our financial statements included in this annual report.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.          Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Original Appointment Date	Current Term Begins	Current Term Expires
Antoine Bonnier	37	Board Member	2016	2019	2020
Laurence N. Charney	73	Chairman of the Audit Committee, Compensation Committee Member, Board Member	2014	2019	2020
Barak Cohen	38	Board Member	2018	2019	2020
Cyril Pierre-Jean Ducau	41	Chairman of the Board, Nominating and Corporate Governance Committee Chairman	2014	2019	2020
N. Scott Fine	63	Audit Committee Member, Compensation Committee Chairman, Board Member	2014	2019	2020
Bill Foo	62	Board Member, Nominating and Corporate Governance Committee Member	2017	2019	2020
Aviad Kaufman	49	Compensation Committee Member, Board Member, Nominating and Corporate Governance Committee Member	2015	2019	2020
Arunava Sen	59	Board Member, Audit Committee Member	2017	2019	2020

Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Robert L. Rosen	47	Chief Executive Officer
Mark Hasson	44	Chief Financial Officer

Biographies

Directors

Antoine Bonnier. Mr. Bonnier is currently a Managing Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, OPC and of Primus, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our audit committee. Mr. Charney retired from Ernst & Young LLP in June 2007, where, over the course of his more than 37-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent directorships also include board tenure with Marvel Entertainment, Inc. (through December 2009), Pacific Drilling S.A. (through November 19, 2018) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Barak Cohen. Mr. Cohen is a Managing Director at Quantum Pacific (UK) LLP and a board member of OPC and Qoros, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at Israel Corporation since 2008 most recently as Israel Corporation’s Senior Director of Business Development and Investor Relations. Prior to joining Israel Corporation, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds Bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia and the Chief Executive Officer of Eastern Pacific Shipping Pte Ltd. He is a member of the board of directors of Ansonia and IC Power, as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012 and acted as Director and Chairman of Pacific Drilling SA between 2011 and 2018. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine is the Chief Executive Officer and Chairman of Cyclo Therapeutics Inc., a biotechnology company focused on developing novel therapeutics based on cyclodextrin technologies. Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, buy and sell side mergers and acquisitions, strategic advisory work and corporate restructurings. Much of his time has been focused on transactions in the healthcare and consumer products area, including time with The Tempo Group of Jakarta, Indonesia. Mr. Fine was the lead investment banker on the IPO of Keurig Green Mountain Coffee Roasters and Central European Distribution Corporation, or CEDC, a multi-billion-dollar alcohol company. He was also involved in an Equity Strategic Alliance between Research Medical and the Tempo Group. Mr. Fine continued his involvement with CEDC, serving as a director from 1996 until 2014, during which time he led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. He also served as sole director of Better Place Inc. from 2013 until 2015. In that role, Mr. Fine successfully managed the global wind down of the company in a timely and efficient manner which was approved by both the Delaware and Israeli courts. Mr. Fine devotes time to several non-profit organizations, including through his service on the Board of Trustees for the IWM American Air Museum in Britain. Mr. Fine has been a guest lecturer at Ohio State University’s Moritz School of Law.

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

Senior Management

Robert Rosen. Mr. Rosen has served as CEO of Kenon since September 2017. Prior to becoming CEO, Mr. Rosen served as General Counsel of Kenon upon joining Kenon in 2014. Prior to joining Kenon in 2014, Mr. Rosen spent 15 years in private practice focusing on cross-border complex transactions with top tier law firms, including Linklaters LLP and Milbank LLP. Mr. Rosen is admitted to the Bar in the State of New York, holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

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

For the year ended December 31, 2019, the aggregate compensation accrued (comprising remuneration and the aggregate fair market value of equity awards granted) for our directors and executive officers was approximately $2 million.

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

Director Independence

Pursuant to the NYSE’s listing standards, listed companies are required to have a majority of independent directors. Under the NYSE’s listing standards, (i) a director employed by us or that has, or had, certain relationships with us during the last three years, cannot be deemed to be an independent director, and (ii) directors will qualify as independent only if our board of directors affirmatively determines that they have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship.

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

D.	Employees

As of December 31, 2019, 2018 and 2017 we, and our consolidated subsidiaries, employed 114, 112 and 108 individuals, respectively, as follows:

	Number of Employees as of December 31,
Company	2019	2018	2017
OPC	96	92	88
Primus	12	13	14
Kenon	6	7	6
Total	114	112	108

OPC

As of December 31, 2019, OPC employed 96 employees. For further information on OPC’s employees, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

Qoros

As of December 31, 2019, Qoros employed approximately 2,700 employees, compared to 3,400 as of December 31, 2018, consisting of headquarter and factory employees predominantly within China.

ZIM

As of December 31, 2019, ZIM employed approximately 3,500 employees (including employees of its subsidiaries).

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

Other

As of December 31, 2019, Primus employed 12 employees, all of whom are located in the U.S. In 2020, Primus has decreased employee numbers in connection with its decision to significantly reduce its operations.

E.	Share Ownership

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to directors and certain members of its management under the Share Incentive Plan 2014 in 2019, with a value of $0.5 million.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 29, 2020, by each person or entity beneficially owning 5% or more of our ordinary shares, based upon the 53,871,159 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. The information set out below is based on public filings with the SEC as of April 29, 2020.

To our knowledge, as of April 29, 2020, we had 8 shareholders of record in the United States: one holding approximately 99% of our outstanding ordinary shares and the others holding less than 1% of our outstanding ordinary shares. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since the holder of record of approximately 99% of our outstanding ordinary shares (which includes the ordinary shares held by the TASE for trading on the TASE) was one U.S. nominee company, CEDE & Co, which holds all of our shares traded on the NYSE and the TASE indirectly.

All of our ordinary shares have the same voting rights.

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares

Ansonia Holdings Singapore B.V.[1]	31,156,869	58.0%
Clal Insurance Enterprises Holdings Ltd.[2]	5,472,886	10.2%
Menora Mivtachim Holdings Ltd.[3]	3,033,732	5.64%
Harel Insurance Investments & Financial Services Ltd.[4]	2,852,397	5.2%
Laurence N. Charney[5]	37,187	*	[6]
Barak Cohen[5]	45,438	*	[6]
N. Scott Fine[5]	30,464	*	[6]
Bill Foo[5]	6,284	*	[6]
Arunava Sen[5]	6,284	*	[6]
Directors and Executive Officers[7]	—	*	[6]

(1)
Based solely on the Schedule 13-D/A (Amendment No. 4) filed by Ansonia Holdings Singapore B.V. with the SEC on January 25, 2017. A discretionary trust, in which Mr. Idan Ofer is the beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

(2)
Based solely upon the Schedule 13-G/A (Amendment No. 2) filed by Clal Insurance Enterprises Holdings Ltd. with the SEC on February 10, 2020. According to the Schedule 13-G/A, of the 5,472,886 ordinary shares reported on the Schedule 13-G/A, (i) 5,425,777 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., which subsidiaries operate under independent management and make independent voting and investment decisions; and (ii) 47,109 ordinary shares are beneficially held for Clal Insurance Enterprises Holdings Ltd.’s own account.

(3)
Based solely upon the Schedule 13-G/A (Amendment No. 2) filed by Menora Mivtachim Holdings Ltd. with the SEC on February 12, 2020. According to the Schedule 13-G/A (i) the ordinary shares reported are beneficially owned by Menora Mivtachim Holdings Ltd. and by entities that are its direct or indirect, wholly-owned or majority-owned, subsidiaries; and (ii) the economic interest or beneficial ownership in a portion of the ordinary shares reported (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders or the members of provident funds or pension funds, as the case may be. According to the Schedule 13-G/A, of the 3,033,732 ordinary shares reported, (i) 2,548,102 ordinary shares are held by Menora Mivtachim Pensions and Gemel Ltd; (ii) 442,699 ordinary shares are held by Menora Mivtachim Insurance Ltd.; and (iii) 42,931 ordinary shares are held by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.

(4)
Based solely upon the Schedule 13-G filed by Harel Insurance Investments & Financial Services Ltd. with the SEC on February 24, 2020. According to the Schedule 13-G/A of the 2,852,397 ordinary shares reported on the Schedule 13-G, (i) 2,852,396 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance Investments & Financial Services Ltd., which subsidiaries operate under independent management and make independent voting and investment decisions; and (ii) 1 ordinary share is beneficially held for Harel Insurance Investments & Financial Services Ltd.’s own account.

(5)	Based solely on Exhibit 99.3 to the Form 6-K furnished by Kenon with the SEC on May 16, 2019.

(6)	Owns less than 1% of Kenon’s ordinary shares.

(7)	Excludes shares held by Laurence N. Charney, Barak Cohen, N. Scott Fine, Bill Foo and Arunava Sen.

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

We are party to several related party transactions with certain of our affiliates. Set forth below is a summary of these transactions. For further information, see Note 31 to our financial statements included in this annual report.

OPC

Sales of Electricity and Gas

OPC-Rotem sells electricity through PPAs to some entities that are considered to be related parties, including the ORL Group. OPC-Rotem recorded revenues from related parties in the amount of $78 million, $80 million and $103 million in the years ended December 31, 2019, 2018 and 2017, respectively.

 In 2017, from time to time, OPC-Rotem entered into agreements with a related party for the sale of natural gas, particularly during the performance of maintenance work at OPC-Rotem. Under such agreements, OPC-Rotem sold natural gas to the related party on an ad hoc basis, in variable quantities and at prices that were customary for such transactions.

OPC-Hadera is required to consume gas at the minimum quantities defined by its gas supply agreements counterparties. In 2018 and 2017, in order to meet this minimum consumption level, OPC-Hadera sold part of the gas purchased under its gas supply agreement to a related party.

OPC-Rotem and OPC-Hadera Financing Agreements

OPC-Rotem and OPC-Hadera have entered into financing agreements for the financing of their power plant projects, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Hadera Financing” and “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Rotem Financing Agreement.” One of the lenders under both of these agreements is a financial institution that is an OPC related party.

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

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2020 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

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

•
a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser;

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

In October 2014, the Securities Industry Council of Singapore waived application of the Singapore Code on Take-overs and Mergers to Kenon, subject to certain conditions. Pursuant to the waiver, for as long as Kenon is not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the offeror relies on a Tier 1 exemption to avoid full compliance with U.S. tender offer regulations, the Singapore Code on Take-overs and Mergers shall not apply to Kenon.

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

Our constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled to vote, present in person or by proxy at a meeting for which not less than 21 days’ written notice is given). The board of directors has no right to amend the constitution.

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

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for expenses (including attorneys’ fees) actually and reasonably incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

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

Derivative actions

The Singapore Companies Act has a provision which provides a mechanism enabling any registered shareholder to apply to the court for leave to bring a derivative action on behalf of Kenon.

In addition to registered shareholders, courts are given the discretion to allow such persons as they deem proper to apply as well (e.g., beneficial owners of shares or individual directors).

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

Further, there are certain circumstances in which shareholders may file and prove their claims for compensation in the event that Kenon has been convicted of a criminal offense or has a court order for the payment of a civil penalty made against it.

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

The constitution of a Singapore company typically provides that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our constitution provides that our shareholders may grant to our board the general authority to issue such preference shares until the next general meeting. For further information, see “Item 3.D Risk Factors—Risks Relating to Our Ordinary Shares—Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders” and “—Preference Shares.”

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2019, but we may be a PFIC for our current, and any future, taxable year. Our status as a PFIC in any year depends on our assets and activities in that year. The sale of the Inkia Business, the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%) and the sale of half of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2020 (which reduced our equity interest in Qoros to 12%) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. The determination of PFIC status, however, is factual in nature and generally cannot be made until the close of the taxable year, and there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months (“safe harbor rule”). In 2020, under the Singapore Budget 2020, the safe harbor rule was extended to beyond its current sunset of May 31, 2022. The extended safe harbor end-date has not yet been formally legislated. Further details are expected to be released by the end of June 2020.

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

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report. We also make available on our website free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We maintain a corporate website at http://www.kenon-holdings.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report solely as an inactive textual reference.

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

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2019. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2019, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     Principal Accountant Fees and Services

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2019 and 2018.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018
	(in thousands of USD)
Audit Fees[1]	$3,426	$2,948
Audit-Related Fees	71	1
Tax Fees[2]	841	729
All Other Fees	42	472
Total	$4,380	$4,150

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

2.3*	Description of Securities registered under Section 12 of the Exchange Act
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
4.7
Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.22 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.8
Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.23 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.9
The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.24 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.10
Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.11
Deferred Payment Agreement, dated December 28, 2017, among Nautilus Energy Topco LLC, as Payee, ISQ Global Infrastructure Fund II, L.P., as Guarantor and Inkia Energy Limited, as Payor (Incorporated by reference to Exhibit 4.15 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.12*	Amendment No. 1 to Deferred Payment Agreement, dated December 19, 2019, between Nautilus Energy Topco LLC, as Payee, and Kenon Holdings Limited, as Payor
4.13
Amended and Restated Pledge Agreement, dated February 15, 2018, between Kenon Holdings Ltd. and Nautilus Inkia Holdings LLC (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.14
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.15
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.16
Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders[2] (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 8, 2019)[2]

8.1*	List of subsidiaries of Kenon Holdings Ltd.

Exhibit Number	Description of Document
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.
15.2*	Consent of Deloitte, Inc., Independent Registered Public Accounting Firm of the Combined Entities (Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A.)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

(2)	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2019 and 2018 and for the three years ended December 31, 2019

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2019 and 2018 and for the three years ended December 31, 2019

Contents

12
KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone +65 6213 3388 Fax +65 6225 0984 Internet www.kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kenon Holdings Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2020, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

We did not audit the combined financial statements of certain discontinued operations relating to Distribuidora de Electricidad de Occidente, S.A. (‘DEOCSA’) and Distribuidora de Electricidad de Oriente, S.A. (‘DEORSA’), which statements constitute approximately $16 million of both profit for the year from discontinued operations and profit/(loss) for the year ended December 31, 2017. Those combined financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DEOCSA and DEORSA, is based solely on the report of the other auditors.

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
April 30, 2020

12
KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone +65 6213 3388 Fax +65 6225 0984 Internet www.kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Kenon Holdings Ltd and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the ‘consolidated financial statements’), and our report dated April 30, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
April 30, 2020

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
(Guatemalan Entities)

Opinion on the Combined Financial Statements

We have audited the combined statements of profit or loss and other comprehensive income, changes in shareholders´ equity, and cash flows of Distribuidora de Electricidad de Occidente, S.A. (DEOCSA) and Distribuidora de Electricidad de Oriente, S.A. (DEORSA, and together with DEOCSA, the “Combined Entities”) for the year ended December 31, 2017 (not presented herein) (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements for the year ended December 31, 2017 present fairly, in all material respects, the combined results of their operations and their cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These combined financial statements are the responsibility of the Combined Entities' management. Our responsibility is to express an opinion on the Combined Entities' combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Combined Entities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provide a reasonable basis for our opinion.

Deloitte LATCO Firma miembro de Deloitte Touche Tohmatsu Limited

Emphasis of a Matter

As discussed in Note 30c of the Combined Entities' combined financial statements, in 2011, the previous owners of DEORSA and DEOCSA acquired the companies through a leveraged buy-out transaction. Years after the transaction, the Guatemalan Tax Authority (Superintendencia de Administración Tributaria, or the “SAT”) raised questions concerning tax deductions for interest expenses and amortization of goodwill that derived from that transaction. This culminated in the issuance in February 2015 of two binding tax opinions, one for DEOCSA and another for DEORSA (the “Binding Opinions”) addressing the deductions. The government of Guatemala changed in January 2016. After the new government took power, in July 2016, the SAT filed a complaint against DEORSA and DEOCSA (the “Complaint”) in disregard of its own conclusions stated in the Binding Opinions, which Opinions remain in force as of this date. The Complaint requests the payment of alleged back taxes, interest, and fines in relation to tax years 2011 and 2012. On August 9, 2016, the court hearing the Complaint ordered the Combined Entities to pay Q.130,499 thousand (US$17,171 thousand) in alleged back taxes immediately, plus interest and fines within 60 days following the court order, as a condition to lift an order freezing the bank accounts of the Combined Entities. Pursuant to this and another court order of 12 December 2016, on August 10, 2016, the Combined Entities paid Q. 130,499 thousand (US$17,171 thousand) to the SAT corresponding to the alleged back taxes, and, on December 13, 2016, they paid Q192,974 thousand (US$25,721 thousand) corresponding to the alleged fines and interest. Due to the actions of the government and in order to avoid the initiation of complaints concerning tax years 2013, 2014, and 2015, and the corresponding imposition of further fines and interest, the Combined Entities followed the instructions of the SAT and paid the alleged back taxes and interest for those years in the following manner: on 9 August 2016, the Combined Entities paid a total of Q.137,505 thousand (US$18,093 thousand) for the years 2014 and 2015; and on 19 August 2016, they paid a total of US$13,189 thousand (Q.100,236 thousand) for the year 2013. In addition, during 2017 and 2016 the Combined Entities made additional payments of income tax in advance by Q.55,535 thousand (US$7,527 thousand) and Q.40,729 thousand (US$5,393 thousand), respectively, also considering non-deductible the items related to goodwill’s amortization and interests (until May 2017) that were subject to the tax claim. Finally, in January 2018 a new payment of Q.9,545 thousand (US$1,298 thousand) was made. The abovementioned measures were adopted in order not to put at risk the continuing operation and prevent irreversible damage to the Combined Entities. All payments were made under protest and subject to a broad reservation of rights, including but not limited to seeking restitution of such payments. The Combined Entities and their legal and tax advisors are of the view that the deductions for interest expenses and amortization of goodwill are legitimate tax deductions and are confident of their position under applicable legal frameworks. The Combined Entities are defending against the SAT Complaint and considering all available remedies with respect to this matter. Hence, the Combined Entities’ Management considers, based on the opinion of its tax and legal advisors that the receivable generated by these payments is more likely than not to be recovered as a result of the final outcome of this claim and of the other recourses to be initiated by the Combined Entities. As of December 31, 2017 and 2016, the total tax claim amounts to US$89,516 thousand (Q657,477 thousand) and US$80,023 thousand (Q.601,943 thousand), respectively. This tax claim has been recorded as Non-current tax receivable.

/s/ Deloitte, Inc.

Panama, Republic of Panama
March 29, 2018
We began serving as the Combined Entities' auditor in 2016. In 2018 we became the predecessor auditor.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2019 and 2018

		As at December 31,
		2019	2018
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	147,153	131,123
Short-term deposits and restricted cash	6	33,554	49,938
Trade receivables	7	39,321	35,548
Short-term derivative instruments		245	726
Other current assets	8	39,678	40,788
Asset held for sale	9.B.b.3	69,592	69,592
Total current assets		329,543	327,715

Non-current assets
Investments in associated companies	9	119,718	161,188
Long-term deposits and restricted cash		77,350	48,640
Long term prepaid expenses	11	30,185	23,573
Long-term derivative instruments	32.D.1	2,048	-
Other non-current assets	12	57,717	67,810
Deferred payment receivable	13	204,299	189,166
Deferred taxes, net	27.C.2	1,516	632
Property, plant and equipment, net	14	667,642	635,088
Intangible assets, net	15	1,233	1,306
Right-of-use assets, net	19	17,123	-
Total non-current assets		1,178,831	1,127,403

Total assets		1,508,374	1,455,118

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2019 and 2018, continued

		As at December 31,
		2019	2018
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	16	45,605	23,235
Trade payables	17	36,007	47,672
Short-term derivative instruments	32.D.1	6,273	-
Current tax liabilities		8	6,939
Other current liabilities	18	16,251	12,072
Current maturities of lease liabilities		861	-
Total current liabilities		105,005	89,918

Non-current liabilities
Long-term loans from banks and others	16	503,647	487,759
Debentures	16	73,006	75,476
Deferred taxes, net	27.C.2	79,563	59,067
Non-current tax liabilities		29,510	26,811
Other non-current liabilities		719	369
Long-term lease liabilities		5,136	-
Total non-current liabilities		691,581	649,482

Total liabilities		796,586	739,400

Equity	21
Share capital		602,450	602,450
Translation reserve		17,889	802
Capital reserve		13,962	16,854
Accumulated (loss)/profit		(10,949)	28,917
Equity attributable to owners of the Company		623,352	649,023
Non-controlling interests		88,436	66,695
Total equity		711,788	715,718

Total liabilities and equity		1,508,374	1,455,118

Cyril Pierre-Jean Ducau	Robert L. Rosen	Mark Hasson
Chairman of Board of Directors	CEO	CFO

Approval date of the consolidated financial statements: April 30, 2020

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
		2019	2018	2017
	Note	$ Thousands
Continuing Operations
Revenue	23	373,473	364,012	365,704
Cost of sales and services (excluding depreciation)	24	(256,036)	(259,515)	(267,136)
Depreciation		(31,141)	(29,809)	(30,102)
Gross profit		86,296	74,688	68,466
Selling, general and administrative expenses	25	(35,854)	(34,031)	(56,292)
Write back of assets and investments	9.B.a.2	-	-	28,758
Other expenses		(582)	(613)	(51)
Other income		6,114	2,147	1,410
Financing expenses	26	(29,946)	(30,382)	(70,166)
Financing income	26	17,679	28,592	2,904
Financing expenses, net		(12,267)	(1,790)	(67,262)
Gain on third party investment in Qoros	9.B.b.2	-	504,049	-
Fair value loss on put option	9.B.b.2	(18,957)	(39,788)	-
Recovery of financial guarantee	9.B.b.6.h	11,144	62,563	-
Share in losses of associated companies, net of tax	9.A.2	(41,430)	(105,257)	(110,665)
(Loss)/profit before income taxes		(5,536)	461,968	(135,636)
Income taxes	27	(16,675)	(11,499)	(72,809)
(Loss)/profit for the year from continuing operations		(22,211)	450,469	(208,445)
Profit/(loss) for the year from discontinued operations	1.B, 29
-Recovery of retained claims, net		25,666	4,530	-
-Other		(1,013)	(10,161)	476,565
		24,653	(5,631)	476,565
Profit for the year		2,442	444,838	268,120

Attributable to:
Kenon’s shareholders		(13,359)	434,213	236,590
Non-controlling interests		15,801	10,625	31,530
Profit for the year		2,442	444,838	268,120

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):	28
Basic/diluted (loss)/profit per share		(0.25)	8.07	4.40
Basic/diluted (loss)/profit per share from continuing operations		(0.71)	8.17	(4.00)
Basic/diluted profit/(loss) per share from discontinued operations		0.46	(0.10)	8.40

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income (Loss) for the years ended December 31, 2019, 2018 and 2017

	For the year ended December 31,
	2019	2018	2017
	$ Thousands

Profit for the year	2,442	444,838	268,120

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	22,523	8,672	29,320
Foreign currency translation and capital reserves differences reclassified to profit or loss due to third party investment in Qoros	-	(15,073)	-
Group’s share in other comprehensive loss of associated companies	(3,201)	(177)	(1,239)
Effective portion of change in the fair value of cash-flow hedges	(8,309)	491	19,489
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	1,351	-	-
Change in fair value of derivatives used to hedge cash flows transferred to the statement of profit & loss	2,743	-	-
Income taxes in respect of components of other comprehensive income/(loss)	252	(104)	(6,142)
Total other comprehensive income/(loss) for the year	15,359	(6,191)	41,428
Total comprehensive income for the year	17,801	438,647	309,548

Attributable to:
Kenon’s shareholders	(2,353)	432,576	270,175
Non-controlling interests	20,154	6,071	39,373
Total comprehensive income for the year	17,801	438,647	309,548

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2018 and 2017

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2019		602,450	802	16,854	28,917	649,023	66,695	715,718
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	1,222	-	1,222	324	1,546
Dividends declared and paid	21.D	-	-	-	(65,169)	(65,169)	(33,123)	(98,292)
Total contributions by and distributions to owners		-	-	1,222	(65,169)	(63,947)	(32,799)	(96,746)

Changes in ownership interests in subsidiaries
Sale of subsidiary		-	-	-	-	-	299	299
Dilution in investment in subsidiary		-	-	-	41,863	41,863	34,537	76,400
Acquisition of non-controlling interests without a change in control		-	-	(1,234)	-	(1,234)	(450)	(1,684)
Total changes in ownership interests in subsidiaries		-	-	(1,234)	41,863	40,629	34,386	75,015

Total comprehensive income for the year
Net profit for the year		-	-	-	(13,359)	(13,359)	15,801	2,442
Other comprehensive income/(loss) for the year, net of tax		-	17,087	(2,880)	(3,201)	11,006	4,353	15,359
Total comprehensive income for the year		-	17,087	(2,880)	(16,560)	(2,353)	20,154	17,801

Balance at December 31, 2019		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2018 and 2017

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2018		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	-	1,411	-	1,411	403	1,814
Cash distribution to owners of the Company	21.A	(664,760)	-	-	-	-	(664,760)	-	(664,760)
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(8,219)	(8,219)
Dividends declared and paid	21.D	-	-	-	-	(100,118)	(100,118)	-	(100,118)
Transactions with controlling shareholder		-	(3,540)	-	-	-	(3,540)	-	(3,540)
Total contributions by and distributions to owners		(664,760)	(3,540)	-	1,411	(100,118)	(767,007)	(7,816)	(774,823)

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests without a change in control		-	-	-	-	336	336	4	340
Acquisition of subsidiary with non-controlling interests		-	-	-	-	-	-	207	207
Total changes in ownership interests in subsidiaries		-	-	-	-	336	336	211	547

Total comprehensive income for the year
Net profit for the year		-	-	-	-	434,213	434,213	10,625	444,838
Other comprehensive income/(loss) for the year, net of tax		-	-	2,394	(3,854)	(177)	(1,637)	(4,554)	(6,191)
Total comprehensive income for the year		-	-	2,394	(3,854)	434,036	432,576	6,071	438,647

Balance at December 31, 2018		602,450	-	802	16,854	28,917	649,023	66,695	715,718

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2018 and 2017

								Non-
								controlling
		Attributable to the Kenon’s shareholders						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserves	deficit	Total
	Note	$ Thousands

Balance at January 1, 2017		1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		(240)	-	-	748	-	508	449	957
Dividend declared and paid to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(33,848)	(33,848)
Cash distribution to non-controlling interests in subsidiaries		-	-	-	-	-	-	(13,805)	(13,805)
Fair value of shareholder loan		-	(23,019)	-	-	-	(23,019)	-	(23,019)
Total contributions by and distributions to owners		(240)	(23,019)	-	748	-	(22,511)	(47,204)	(69,715)

Changes in ownership interests in subsidiaries
Sale of Colombian assets		-	-	-	-	-	-	(8,890)	(8,890)
Non-controlling interests in respect of business combination		-	-	-	-	-	-	(50)	(50)
Sale of subsidiaries - Latin America and Caribbean businesses		-	-	(5,650)	2,045	-	(3,605)	(170,513)	(174,118)
Dilution of investment in subsidiary	22	-	-	299	(4,691)	62,210	57,818	42,550	100,368
Total changes in ownership interests in subsidiaries		-	-	(5,351)	(2,646)	62,210	54,213	(136,903)	(82,690)

Total comprehensive income for the year
Net profit for the year		-	-	-	-	236,590	236,590	31,530	268,120
Other comprehensive income/(loss) for the year, net of tax		-	-	25,504	9,620	(1,539)	33,585	7,843	41,428
Total comprehensive income for the year		-	-	25,504	9,620	235,051	270,175	39,373	309,548

Balance at December 31, 2017		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347

  The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2018 and 2017

	For the year ended December 31
	2019	2018	2017
	$ Thousands

Cash flows from operating activities
Profit for the year	2,442	444,838	268,120
Adjustments:
Depreciation and amortization	32,092	30,416	178,461
Impairment/(write back) of assets and investments	-	4,812	(8,314)
Financing expenses, net	12,267	1,790	275,799
Share in losses of associated companies, net	41,430	105,257	109,980
Capital gains, net*	(492)	-	(25,529)
Loss on disposal of property, plant and equipment, net	-	206	-
Net change in fair value of derivative financial instruments	352	1,002	-
Recovery of financial guarantee	(11,144)	(62,563)	-
Bad debt expense	-	-	7,866
Gain on third party investment in Qoros	-	(504,049)	-
Fair value loss on put option	18,957	39,788	-
Retained claim	(30,000)	-	-
Write down of other payables	-	489	-
Share-based payments	1,546	1,814	957
Income taxes	22,022	16,244	278,447
	89,472	80,044	1,085,787
Change in inventories	-	-	1,291
Change in trade and other receivables	4,338	9,192	(62,436)
Change in trade and other payables	(5,968)	(35,311)	(568,364)
Change in provisions and employee benefits	-	-	2,021
Cash generated from operating activities	87,842	53,925	458,299
Income taxes paid, net	(2,453)	(1,546)	(66,830)
Dividends received from investments in associates	-	-	382
Net cash provided by operating activities	85,389	52,379	391,851

* Mainly relate to gains from disposal of property, plant and equipment.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
		2019	2018	2017
	Note	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets		-	66	4,727
Short-term deposits and loans, net		19,554	(28,511)	(4,876)
Investment in long-term deposits, net		(24,947)	(13,560)	-
Proceeds from sale of subsidiary less cash sold		880	-	-
Cash paid for asset acquisition, less cash acquired		-	(2,344)	-
Sale of subsidiaries - Latin America and Caribbean businesses, net of cash disposed off	29	-	-	792,585
Income tax paid		(5,629)	(169,845)	-
Sale of Colombian assets, net of cash disposed off		-	-	600
Investment in associates		-	(90,154)	-
Acquisition of property, plant and equipment		(34,141)	(69,314)	(227,601)
Acquisition of intangible assets		(258)	(132)	(10,412)
(Payment of)/proceeds from realization of long-term deposits		(3,138)	18,476	4,655
Interest received		2,469	12,578	6,825
(Payment of)/proceeds from transactions in derivatives, net		(929)	31	-
Proceeds from dilution of third party investment in Qoros		-	259,749	-
Receipt from recovery of/(payment of) financial guarantee		10,963	18,336	(72,278)
Payment of transaction cost for sale of subsidiaries		-	(48,759)	-
Energuate purchase adjustment		-	-	10,272
Insurance claim received		-	-	80,000
Retained claims received, net		30,196	-	-
Net cash (used in)/provided by investing activities		(4,980)	(113,383)	584,497

Cash flows from financing activities
Dividend paid to non-controlling interests		(33,123)	(8,219)	(29,443)
Dividends paid		(65,169)	(100,084)	-
Capital distribution		-	(664,700)	-
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries		76,400	-	100,478
Payment of issuance expenses related to long term debt		-	-	(34,391)
Payment of consent fee		-	-	(4,547)
Receipt of long-term loans and issuance of debentures		-	33,762	1,938,877
Repayment of long-term loans and debentures, derivative financial instrument and lease liabilities		(30,068)	(376,412)	(1,506,553)
Short-term credit from banks and others, net		139	(77,073)	(126,287)
Payment of swap unwinding and early repayment fee		-	-	(46,966)
Purchase of non-controlling interest		(413)	-	(13,805)
Interest paid		(21,414)	(24,875)	(180,242)
Net cash (used in)/provided by financing activities		(73,648)	(1,217,601)	97,121

Increase/(decrease) in cash and cash equivalents		6,761	(1,278,605)	1,073,469
Cash and cash equivalents at beginning of the year		131,123	1,417,388	326,635
Effect of exchange rate fluctuations on balances of cash and cash equivalents		9,269	(7,660)	17,284
Cash and cash equivalents at end of the year		147,153	131,123	1,417,388

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd. (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

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

4. Related parties – within the meaning thereof in International Accounting Standard (“IAS”) 24 Related Parties.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by management of the Group in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 30, 2020.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:
•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in associates
•	Qoros put option

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

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

1.	Recoverable amount of non-financial assets and Cash Generating Units (“CGUs”)

Each reporting date, the management of the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or CGUs. When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least annually, and when signs of impairment exist.

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

2.	Qoros put option

The Group is party to a put option as part of an investment agreement as described in Note 9.B.b.2. The put option is recorded based on its fair value. The fair value of the put option is determined using the binomial model, and maximizes the use of observable inputs. Fair value measurement of the put option takes into account the underlying asset’s price volatility. Changes in the economic assumptions and/or valuation technique could give rise to significant changes in the fair value of the put option.

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

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted IFRS 16 Leases from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements.

(1)	IFRS 16, Leases

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognised right-of-use assets representing its right to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains substantially similar to previous accounting policies.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. Presented in Note 3(I) are the principles of the new accounting policy for leases, as applied following the adoption of IFRS 16, commencing on January 1, 2019, and the financial impact arising from the transition.

Note 3 – Significant Accounting Policies (Cont’d)

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

The Group recognizes contingent consideration at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

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

The Company has no interest in structured entities as of December 31, 2019, 2018 and 2017.

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

Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Note 3 – Significant Accounting Policies (Cont’d)

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

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the equity interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

When the Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

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

Note 3 – Significant Accounting Policies (Cont’d)

E.	Financial Instruments

Accounting policy applied prior to January 1, 2018

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

A financial guarantee is initially recognized at fair value. In subsequent periods, a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under IAS 39 Financial Instruments: Recognition and Measurement and subsequently amortized. Any resulting adjustment of the liability is recognized in profit or loss.

Commencing in the first quarter of 2018, the Group implemented IFRS 9 (2014), Financial Instruments (in this section: “the Standard” or “IFRS 9”), which supersedes IAS 39, Financial Instruments: Recognition and Measurement (in this section: “IAS 39”). The Group has elected to implement the Standard as from January 1, 2018, without adjustment of the comparative figures.

Accounting policy applied in periods commencing from January 1, 2018

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset or a financial liability is initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - subsequent classification and measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income; or fair value through profit or loss. As at reporting date, the Group only holds financial assets measured at amortized cost and fair value through profit or loss.

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

Note 3 – Significant Accounting Policies (Cont’d)

b)	Subsequent measurement

In subsequent periods, these assets are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

All financial assets not classified as measured at amortised cost or fair value through other comprehensive income as described above are measured at fair value through profit or loss.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are carried to profit or loss.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

• the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

• how the performance of the portfolio is evaluated and reported to the Group’s management;

• the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

• how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

• the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition.  ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.  This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.  In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.  Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Note 3 – Significant Accounting Policies (Cont’d)

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities - classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. Financial liabilities are classified as measured at fair value through profit or loss if it is held for trading or it is designated as such on initial recognition, and are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

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

Offset

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Note 3 – Significant Accounting Policies (Cont’d)

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:

-	Contract assets (as defined in IFRS 15).
-	Financial assets measured at amortized cost.
-	Financial Guarantees

Simplified approach

The Group applies the simplified approach to provide for ECLs for all trade receivables (including lease receivables) and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments and financial guarantees. Under the general approach, the loss allowance is measured at an amount equal to the 12-month ECLs at initial recognition.

At each reporting date, the Group assess whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events (i.e. significant financial difficulty of the debtor) that adversely affect the future cash flows estimated for such financial asset.

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

Hedge accounting

As of December 31, 2019 and 2018, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

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

Financial guarantees

Financial guarantees are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

Note 3 – Significant Accounting Policies (Cont’d)

F.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	Spare parts, servicing equipment and stand-by equipment;
•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalized borrowing costs.

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

Depreciation is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. Diesel oil and spare parts are expensed off when they are used or consumed.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements (*)	3 – 30
Facilities, machinery and equipment	5 – 30
Computers	3
Office furniture and equipment	3 – 16
Others	5 – 15

* The shorter of the lease term and useful life

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

G.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Software	Software acquired by the Group having a finite useful life is measured at cost less accumulated amortization and any accumulated impairment losses.

Customer relationships
Intangible assets acquired as part of a business combination and are recognized separately from goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group having finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

•	Software	3-10 years
•	Others	1-33 years

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

(3)	Subsequent expenditure

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

Accounting policy applied commencing from January 1, 2019

Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IAS17 Leases and IFRIC 4 Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16 Leases, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For lease contracts that include components that are not lease components, such as services or maintenance which relate to the lease component, the Group elected to treat the lease component separately.

As a lessee

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

Note 3 – Significant Accounting Policies (Cont’d)

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

-	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases which end within 12 months from the date of initial application.
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact of application of IFRS 16

As a result of application of IFRS 16 in connection with leases classified as operating leases pursuant to IAS 17, the Group recognized right-of-use assets and liabilities as at January 1, 2019, in the amounts of $6.1 million each. Leases that were classified as financing leases under the prior standard as at January 1, 2019 were reclassified from property, plant and equipment, net to right-of-use assets of approximately $11.3 million.

Depreciation of right-of-use asset

Subsequent to the commencement date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The depreciation is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

–	Land – 25–49 years.

–	PRMS facility – 24 years.

–	Offices – 9 years.

Accounting policy applied in periods prior to January 1, 2019

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

Note 3 – Significant Accounting Policies (Cont’d)

K.	Impairment of non-financial assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment, and whenever impairment indicators exist.

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

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date and is recognized as an expense with a corresponding increase in liabilities over the period that the employees become unconditionally entitled to payment. With respect to grants made to senior executives of OPC Energy Ltd (“OPC”), this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation. The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

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

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

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

N.	Revenue recognition

Revenue from electricity

Accounting policy applied commencing from January 1, 2018

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Group’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (“IEC”).

Identification of the contract

The Group recognizes a contract with a customer only where all of the following conditions are fulfilled:

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

In the area of sales of electricity, as part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract.

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

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer. For sales of electricity, the customer achieves control over the goods upon the generation and, therefore, the Group recognizes revenue at this time, upon transfer of the electricity to the electricity grid.

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

Note 3 – Significant Accounting Policies (Cont’d)

O.	Government grants

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

P.	Deposits received from consumers

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

Q.	Energy purchase

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

R.	Financing income and expenses

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

The Group’s finance income and finance costs include:

•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of held-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

S.	Income taxes

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

Note 3 – Significant Accounting Policies (Cont’d)

T.	Earnings per share

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

U.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

V.	Discontinued operations

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

The changes in each cash flow based on operating, investing and financing activities are reported in Note 29.

Note 3 – Significant Accounting Policies (Cont’d)

W.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has two reportable segments in 2019, which are OPC and Quantum.

1.
OPC – OPC Energy Ltd and its subsidiaries operate in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the sale and supply of electricity. They are aggregated to form one reportable segment, taking into consideration the economic characteristics of each individual entities.

2.
Quantum – Quantum (2007) LLC is a wholly owned subsidiary of Kenon which holds Kenon’s interest in Qoros Automotive Co. Ltd. (“Qoros”). Qoros is a China-based automotive company that is jointly-owned by Quantum together with Baoneng Group and Wuhu Chery Automobile Investment Co., Ltd., (“Wuhu Chery”).

In addition to the segments detailed above, the Group has other activities, such as shipping services and an early stage gas to liquid business categorized as Others.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items. Qoros is an associated company of the Group and the CODM evaluates the performance of Qoros based on the share of profit/loss in the associated company.

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

X.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

Note 3 – Significant Accounting Policies (Cont’d)

Y.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2020, and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

-	Amendments to References to Conceptual Framework in IFRS Standards,
-	Definition of Material (Amendments to IAS 1 and IAS 8).

The Group has not yet examined the impact of application of the amendment to IFRS 3 Definition of a Business, where it clarifies whether a transaction to acquire an operation is the acquisition of a business or an asset.

Note 4 – Determination of Fair Value

A.	Cash Generating Unit for impairment testing

See Note 14.C.

B.	Derivatives and Qoros put option

See Note 32 regarding “Financial Instruments”.

C.	Non-derivative financial liabilities

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

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2019	2018
	$ Thousands
Cash in banks	53,810	72,074
Time deposits	93,343	59,049
	147,153	131,123

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 32 Financial Instruments.

 Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2019	2018
	$ Thousands
Short-term deposits and restricted cash (1)	33,497	49,881
Others	57	57
	33,554	49,938

(1)	Balance as at December 31, 2018 includes approximately $22 million held in escrow in relation to the Tamar dispute which was released in 2019 (Refer to Note 10.A.a).

Note 7 – Trade Receivables

	As at December 31,
	2019	2018
	$ Thousands
Trade receivables	39,321	35,548

The Group’s exposure to credit risk is detailed in Note 32 Financial Instruments.

Note 8 – Other Current Assets

	As at December 31,
	2019	2018
	$ Thousands
Advances to suppliers	843	827
Prepaid expenses	2,631	1,740
Government institutions	1,879	5,362
Contingent consideration (1)	-	4,500
Indemnification asset (2)	14,750	-
Qoros put option (3)	15,571	24,435
Others	4,004	3,924
	39,678	40,788

(1)	As at December 31, 2018, this represents a receivable related to the transaction described in Note 29; this amount was received in 2019.
(2)	Mainly relates to compensation receivable from OPC Hadera contractor as a result of the delay in the construction of the Hadera Power Plant. Please refer to Note 20.B.b for further details.
(3)	Refer to Note 9.B.b.2

 Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros
	As at December 31,
	2019	2018	2019	2018
	$ Thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	24%	24%

Current assets	630,817	746,636	570,764	724,697
Non-current assets	1,295,277	1,079,501	1,136,740	1,188,996
Current liabilities	(926,339)	(932,969)	(1,080,340)	(939,950)
Non-current liabilities	(1,252,022)	(1,117,180)	(503,193)	(534,720)
Non-controlling interests	(5,402)	(6,282)	-	-
Total net (liabilities)/assets attributable to the Group	(257,669)	(230,294)	123,971	439,023

Share of Group in net (liabilities)/assets	(82,454)	(73,694)	14,877	105,366
Adjustments:
Currency translation	-	-	20,571	33,818
Excess cost	166,724	165,290	-	-
Book value of investment	84,270	91,596	35,448	139,184

Investment in associated companies	84,270	91,596	35,448	69,592
Asset held for sale (1)	-	-	69,592	69,592

   *    As a result of the transaction described in Note 9.B.b.3, Share of Group in net (liabilities)/assets in Qoros in 2019 is 12%.

(1)  Refer to Note 9.B.b.3 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Qoros*
	For the year ended December 31,
	2019	2018	2017	2019	2018	2017
	$ Thousands

Revenue	3,299,761	3,247,864	2,978,291	349,832	811,997	280,079

(Loss) / income **	(18,148)	(125,653)	6,235	(312,007)	(330,023)	(242,395)

Other comprehensive (loss) / income **	(9,999)	(6,057)	(3,871)	(8)	(23)	31

Total comprehensive (loss) / income	(28,147)	(131,710)	2,364	(312,015)	(330,046)	(242,364)

Kenon’s share of comprehensive
(loss) / income	(9,007)	(42,147)	756	(37,442)	(79,211)	(121,182)

Adjustments	1,432	13,290	8,538	386	873	(16)

Kenon’s share of comprehensive
(loss) / income presented in the books	(7,575)	(28,857)	9,294	(37,056)	(78,338)	(121,198)

*
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2019 were approximately $172 million, $6 million, $49 million and $33 thousand (2018: $129 million, $5 million, $42 million and $142 thousand; 2017: $102 million, $2 million, $50 million and $14 thousand) respectively.

**	Excludes portion attributable to non-controlling interest.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1. The container shipping industry is dynamic and volatile and has been marked in recent years by instability of market environment, which is characterized by a volatility in freight rates and bunker prices, including significant uncertainties in the global trade, mainly due to USA related trade restrictions. For further information on the impact of COVID-19 on ZIM, refer to Note 33.1.

As of December 31, 2019, ZIM’s total equity amounted to a negative balance of $252 million (compared to a negative balance of $224 million as of December 31, 2018) and its working capital amounted to a negative balance of $296 million, including an increase of $136 million related to the implementation of IFRS 16 (compared to a negative balance of $186 million as of December 31, 2018).

During the year ended December 31, 2019, ZIM recorded operating profit of $153 million (compared to operating loss of $23 million during the year ended December 31, 2018 and operating profit of $143 million during the year ended December 31, 2017) and net loss of $13 million (compared to net loss of $120 million during the year ended December 31, 2018 and net profit of $11 million during the year ended December 31, 2017).

As at December 31, 2019, ZIM complies with its financial covenants as amended (see below), ZIM’s liquidity amounts to $184 million (Minimum Liquidity required is $125 million).

In order to improve its financial position and liquidity, ZIM’s management took the following steps:

(a)	In 2016, ZIM approached some of its creditors for the purpose of rescheduling payments.

1)
Deferral of payments in a total amount of $116 million (the “Deferred Amounts”), during a period of up to 12 months starting on September 30, 2016, each creditor with relation to its specific contracts. The repayment of the Deferred Amounts will begin as from January 1, 2018 on a straight-line basis and will end on December 31, 2020 (the “Repayment Period”). In case any respective agreement expires before the end of the Repayment Period, the unpaid balance of Deferred Amounts will be paid in full upon expiration.

2)	The Deferred Amounts bear interest, at an annual rate of Libor + 2.8% paid quarterly in cash.

3)
ZIM granted security related to its rights and interests deriving from certain of its receivables, for securing the repayment of the Deferred Amounts. The balance of the secured Deferred Amounts as of December 31, 2019 was nil (2018: $58 million).

4)	In case of excess cash, as defined in the rescheduling agreements, a mechanism of mandatory prepayments of the abovementioned rescheduled amounts and their related accrued interest, will apply.

Note 9 – Investment in Associated Companies (Cont’d)

(b)	In 2018, ZIM obtained amendments to its financial covenants. Below are the current financial covenants of ZIM:

1)
Fixed Charge Cover ratio – During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Fixed Charge Cover ratio requirements are waived. In the following periods, commencing March 31, 2020, the required ratio will be 0.90:1 and will remain at that level thereafter.

2)
Total Leverage ratio - During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Total Leverage ratio requirements are waived. In the following periods, commencing March 31, 2020, the required ratio will be 9.00:1 and will remain at that level thereafter.

3)	Minimum Liquidity - Starting December 31, 2016 the minimum Liquidity required is at $125 million.

Under these amendments, it was also determined that if ZIM’s performance improves and certain conditions are met, the Fixed Charge Cover ratio and the Total Leverage ratio levels, as agreed at the restructuring, will be reinstated.

In the opinion of ZIM’s management and its Board of Directors, the updated forecast and the abovementioned actions with regards to rescheduling of payments and covenants amendments and waivers described above, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months following the balance sheet date.

(c)
In 2019, ZIM entered into a revolving arrangement with a financial institution, subject to periodical renewals, for the recurring sale, meeting the criteria of “true sale”, of portion of receivables, designated by ZIM. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of $90 million), net of the related fees. The collection of receivables previously sold, enables the recurring utilization of the above-mentioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9.  Further to this arrangement, ZIM is required to comply with a minimum balance of cash (as determined in the agreement) in the amount of $125 million, as described above), as well with other requirements customarily applied in such arrangements.

As at December 31, 2019, the total amount of receivables sold to the financial institution, out of the above-mentioned limit, was $58 million. Prior to this arrangement, such receivables were secured by the Deferred Amounts, as described in Note 9.B.a.1.a. On August 2019, ZIM early repaid the outstanding balance of the Deferred Amounts in a total sum of $29 million. Subsequent to year end, the agreement was renewed to additional period ending February 2021.

2.
For the year ended December 31, 2016, Kenon recognized an impairment loss of $72 million in relation to its carrying value of ZIM. Based on a valuation performed at the end of 2017, Kenon recorded an impairment write-back of $29 million, bringing the carrying value of ZIM as at December 31, 2017 to $120 million. As at December 31, 2019 and 2018, Kenon did not identify any impairment indicators in relation to its carrying value in ZIM and hence no valuation analysis was performed and no additional impairment was recognized. As at December 31, 2019, the carrying value of ZIM is $84 million (2018: $92 million).

As at December 31, 2019, ZIM tested its assets for impairment (mainly its fixed and intangible assets). For the purpose of IAS 36, ZIM, which operates an integrated liner network, has one cash-generating unit, which consists of all of ZIM’s operating assets. ZIM estimated its recoverable amount on the basis of its value-in-use, using the discounted cash flow method. ZIM’s assumptions were made for the period ended December 31, 2024, and a representative year intended to reflect a long-term steady state. The impairment test resulted with a recoverable amount exceeding the carrying value by a considerable amount. Therefore, no impairment was recognized in ZIM’s financials in respect of the cash-generating unit.

Note 9 – Investment in Associated Companies (Cont’d)

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.
As at December 31, 2019, the Group holds a 24% equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% equity interest and, following the transaction detailed below in Note 9.B.b.2, the remaining 51% interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $501 million) (“2018 investment”); this was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion ($260 million) from the dilution.

In July 2018, the relevant authorities in China approved the completion of a capital increase in Qoros of RMB 6.5 billion (approximately $932 million) including the conversion of existing shareholder loans owing from Qoros in the principal amount of RMB 944 million (approximately $143 million) to each of Kenon and Chery. Qoros’ shareholders (including the New Qoros Investor) invested a total of RMB 6.5 billion (approximately $982 million) in Qoros’ equity in proportion to their post-investment equity ownership to finalise the capital increase. The New Qoros Investor has advanced their proportionate share totaling RMB 3.315 billion (approximately $501 million) directly to Qoros. As a result, the New Qoros Investor invested RMB 6.63 billion (approximately $1,002 million) as part of this transaction. In August 2018, Kenon used RMB 0.62 billion (approximately $90 million) of the proceeds it received from the sale of its Qoros interests to partially fund their portion of the investment in Qoros together with the conversion of RMB 0.94 billion (approximately $137 million) of existing shareholder loans. The transaction did not involve any new money invested from Kenon and Kenon has no remaining obligations to Qoros as part of this transaction.

The investment agreement provided Kenon with a put option over its remaining equity interest in Qoros. During the three-year period beginning from the closing of the 2018 investment, Kenon had the right to cause the New Qoros Investor to purchase up to 50% of its remaining interest in Qoros at the time of the 2018 investment for up to RMB1.56 billion (approximately $220 million), subject to adjustments for inflation. The investment agreement further provided that from the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB1.56 billion (approximately $220 million), subject to adjustment for inflation. Another company within the Baoneng Group effectively guarantees this put option by also serving as a grantor of the option. The put option requires six months’ notice for exercise.

The New Qoros Investor also had an option exercisable within two years from the closing date of the transaction to increase its stake to 67% by investing further directly into Qoros. Subsequent to year end, on January 8, 2020, the New Qoros Investor’s option expired.

As a result of the transaction, Kenon recognized a gain on third party investment in Qoros of approximately $504 million for the year ended December 31, 2018. The gain included recognition of Kenon’s put option in relation to Qoros which was initially valued at approximately $130 million. It was subsequently reduced by approximately $40 million to approximately $90 million as a result of fair value assessment at December 31, 2018. In 2019, it was further reduced by approximately $19 million to approximately $71 million as a result of the fair value assessment as at December 31, 2019. The put option is presented in the accompanying balance sheet under other current assets and other non-current assets.

3.
In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million) (“2019 Transaction”), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor in Qoros. In April 2020, Kenon completed the sale of half of its remaining interest in Qoros. Refer to Note 33.2 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

As a result of the sale, Kenon will lose significant influence over Qoros and will account for its remaining 12% interest in Qoros on a fair value through profit or loss basis going forward. As a result of the change from equity to fair value accounting, Kenon expects to recognize a fair value gain on disposal of approximately $281 million.

The 12% investment in Qoros sold was classified as asset held for sale as at December 31, 2018. As at December 31, 2019, the 2019 Transaction had not yet been completed. As a result, this continues to be classified as asset held for sale as of December 31, 2019, as management expected the closing conditions to be completed by April 2020. Refer to Note 33.2 for further details.

The sale was not made pursuant to the put option described above in Note 9.B.b.2. As a result of the sale, the Majority Shareholder in Qoros will be required to assume its pro-rata share of guarantees and equity pledges of Kenon and Chery based on the change to its equity ownership. Refer to Note 33.2 for further details.

4.
Qoros incurred a net loss of RMB 2.2 billion (approximately $312 million) in 2019 and had net current liabilities of approximately RMB 3.5 billion (approximately $510 million) for the year ended December 31, 2019, (RMB2.2 billion (approximately $332 million) and RMB 1.5 billion (approximately $215 million) as of December 31, 2018 and (RMB 1.4 billion (approximately $211 million) and RMB 3.7 billion (approximately $555 million) as of December 31, 2017 respectively).

Qoros has given careful consideration to the future of its liquidity. Given its current financial situation, Qoros continues to rely on its shareholders for funding. With its available sources of finance and the addition of the New Strategic Partner, Qoros believes it will have sufficient financial resources to continue as a going concern for the next twelve months.

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

Note 9 – Investment in Associated Companies (Cont’d)

6.	Financial Guarantees Provision and Releases

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion (approximately $242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion (approximately $482 million). In November 2015, Kenon provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of this loan thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee.  As a result, if Qoros is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. The fair value of the guarantee was recorded in the financial statements.

b.
On May 12, 2015, Qoros signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million (approximately $108 million) or in USD not exceeding the equivalent to RMB480 million (approximately $78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was guaranteed by Chery and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion (approximately $500 million). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

In relation to the above, Kenon provided back-to-back guarantees to Chery of RMB350 million (approximately $54 million) thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million (approximately $108 million) with an interest rate of 5.39%. The fair value of the guarantee was recorded in the financial statements.

d.
On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion (approximately $200 million) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The pledge agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to enforce the pledge, certain representations and covenants, and provisions regarding the registration and approval of the pledge.

As part of the reduction of guarantee obligations in Note 9.B.b.6, Kenon pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility.

e.
On June 30, 2016, Kenon increased its previously recognized provision of approximately $30 million to approximately $160 million in respect to Kenon’s “back-to-back” guarantee obligations to Chery (RMB1,100 million), in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. In addition to the then current liquidity needs of Qoros, its financial position and Kenon’s strategic intent, the provision was made due to uncertainty in the Chinese automobile market. As a result, Kenon recognised a $130 million charge to expense for such financial guarantees in its consolidated statement of profit or loss in 2016.

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

Note 9 – Investment in Associated Companies (Cont’d)

f.
On December 25, 2016. Kenon agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery was reduced by RMB250 million (approximately $40 million). As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) were reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest) were reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

Chery agreed to make a corresponding RMB250 million (approximately $40 million) loan to Qoros.

As part of this transaction, Quantum pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding equity to meet its pledge obligations under the Qoros RMB 1.2 billion loan facility with EXIM Bank.

In order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder gave certain undertakings to Chery with respect to the released guarantee obligations.

g.
On March 10, 2017, Kenon announced that it had agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which released Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

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

To the extent that Chery's obligations under its guarantees are reduced, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

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

As at December 31, 2017, Kenon’s remaining liability under its guarantee obligations totals RMB288 million (approximately $44 million) in respect of RMB320 million (approximately $47 million) principal amount of debt. Since December 31, 2018, all provisions related to financial guarantees have been released. This was a result of Kenon’s assessment that, following the 2019 Transaction, the likelihood of future cash payments in relation to the guarantees is now not probable.

Note 9 – Investment in Associated Companies (Cont’d)

Set forth below is an overview of the movements in provision for financial guarantees provided by Kenon as described above:

Date	Description	Amount ($ million)
June 2016	Provision in respect of Kenon’s “back-to-back” guarantee obligations to Chery (See Note 9.B.b.6.e)	160
December 2016	Shareholder loan to Qoros (See Note 9.B.b.6.f)	(36)
March 2017	Transfer of First Tranche Loans (See Note 9.B.b.6.g)	(64)
April 2017	Transfer of Second Tranche Loans (See Note 9.B.b.6.g)	(16)
January 2018	Release of remaining financial guarantees (See Note 9.B.b.6.g)	(44)
December 2018	Year end balance	-

In addition, as at December 31, 2019, Quantum has pledged approximately 1% of the equity of Qoros to Chery in relation to the back-to-back guarantees, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases. Quantum has also pledged approximately 11% of the equity of Qoros in relation to Qoros’ RMB1.2 billion loan facility.

h.
As described above, in connection with the previous reductions in Kenon’s back-to-back guarantee obligations to Chery, Kenon provided cash collateral to Chery and the relevant agreements provide that Kenon is entitled to a proportionate return of this cash collateral to the extent that Chery's guarantee obligations are reduced. Kenon therefore received aggregate cash payments of $17 million from Chery in December 2019 and April 2020 following repayments on Qoros' bank loans and corresponding reductions of Chery’s obligations under its guarantees. In addition, as a result of the completion of the sale, Kenon expects to receive the remaining RMB5 million (approximately $1 million) cash collateral previously provided to Chery, bringing the total cash to be received from Chery to RMB244 million (approximately $36 million) in connection with these repayments.

7.	Business Plans

As at December 31, 2018 and December 31, 2019, Kenon concluded that the recoverable amount of its CGU, based on the 3rd-party transactions with the New Qoros Investor (see Note 9.B.b.2), was higher than the combined carrying value of the investment in Qoros (2018 and 2019) and the put option (2018 and 2019). The recoverable amount was determined based on fair value of Qoros’ assets less the costs of disposal. Therefore, no impairment was recognized in Qoros’ December 31, 2018 and December 31, 2019 financial statements in respect of its CGU.

C.	Details regarding dividends received from associated companies

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
From associated companies	-	-	382

D.	Restrictions

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

OPC is engaged in the area of generation of electricity and supply thereof to private customers and Israel Electric Company (“IEC”), including initiation, development, construction and operation of power plants and facilities for the generation of energy in Israel. OPC’s electricity generation activities and supply thereof focus on generation of electricity using conventional technology and cogeneration technology, and is in the process of constructing an open-cycle plant using conventional technology (a Peaker plant).

OPC’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority (“EA”), the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, the provisions of the Economic Competition Law, 1998, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The EA is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders, determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license, holder of supply license, holder of a transmission and distribution license, electricity generator and private electricity generator. Accordingly, the EA supervises both IEC and private electricity generators.

OPC’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (“TAOZ”), which is regulated and published by the EA. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December through February), and “transition” (March through June and Sepember through November) and for each season a different tariff is set. OPC’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

a.	O.P.C Rotem Ltd. (“OPC Rotem”)

OPC owns 80% of OPC Rotem, which operates the Rotem Power Plant located in the Rotem Plain. Its operations commenced on July 6, 2013, and OPC Rotem has a license which allows it to produce and sell electricity for a period of 30 years from that date. The Rotem power plant operates using conventional technology in an integrated cycle and has generation capacity of about 466 megawatts (“MW”).

Tamar dispute

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per megawatt hour, or MWh, to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA published new tariffs, which reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (hereinafter – the “Tamar Partners”), OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar Partners’ supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. On February 2, 2017, OPC received a letter from Tamar Partners’ attorney claiming a debt of $24.6 million (including accrued interest) and requesting that such amount be deposited in escrow pursuant to the gas sale and purchase agreement.

On June 21, 2017, the Tamar Partners filed a request for arbitration against OPC Rotem in accordance with the gas supply agreement. On July 20, 2017, OPC Rotem submitted its response to such request, rejecting the arguments of the Tamar Partners and requesting (i) that it be determined that the relevant tariff in connection with the price of gas for the period in dispute is NIS 333.2 per MWh; (ii) that the amount deposited in escrow, plus the gains accrued thereon, should be released immediately; and (iii) that the Tamar Partners bear OPC Rotem’s arbitration expenses.

Note 10 – Subsidiaries (Cont’d)

In February 2018, the Tamar Partners filed a detailed statement of claim in which they repeated the abovementioned contentions. In addition, an alternative claim was raised. In June 2018, OPC Rotem filed a detailed statement of defence wherein it rejected the contentions. In October 2018 a statement of response was filed by the Tamar Partners and in December 2018 OPC Rotem filed its final reply.

In February 2019, a hearing was held, and in July 2019, the arbitration ruling was received, which dismissed all of the Tamar Partners’ claims against OPC Rotem. The arbitration tribunal ruled that the Tamar Partners is to pay OPC-Rotem approximately NIS 14 million (approximately $3 million) in reimbursement for expenses. OPC Rotem was also entitled to receive the amounts it has deposited in May 2017 (approximately $22 million) in a trust account in connection with the dispute, and any interest accrued since such time. The gain of $4 million on the expenses and the interest accrued on the $22 million deposited of approximately NIS 4 million (approximately $1 million) were received and recorded as Other Income and Financing Income respectively.

b.	O.P.C. Hadera Ltd. (“OPC Hadera”)

OPC owns a 100% interest in OPC Hadera. OPC Hadera holds a conditional license for construction of a power plant for generation of electricity using cogeneration technology located near Hadera Paper with an installed capacity of up to 148.5 megawatts. The Hadera Power Plant is expected to provide the full electricity and steam needs of Hadera Paper and supply electricity to additional private customers and to IEC. The cost of construction is estimated at NIS 1 billion (approximately $289 million).

The construction of the Hadera Power Plant has been delayed by defective components discovered and the actions required to rectify them, along with with the actions necessary to complete the test-run stage. As at December 31, 2019, the commercial operation date of the Hadera Power Plant is expected to take place in the second quarter of 2020. Refer to Note 20.B.b for further details. As at year end, the commercial operation date in OPC Hadera’s conditional license had not yet been extended. For subsequent events, please refer to Note 33.3.B.

c.	Tzomet Energy Ltd. (“OPC Tzomet”)

As at year end, OPC owned a 95% interest in OPC Tzomet. Subsequent to year end, OPC owns a 100% interest in OPC Tzomet (see below for further details). OPC Tzomet is developing a power plant powered by natural gas using open-cycle conventional technology with a capacity of 396MW (“Tzomet project”).

Acquisition of OPC Tzomet

In March 2018, OPC completed the acquisition of 95% of the shares of OPC Tzomet (hereinafter – “95% acquisition”). The total consideration is approximately $23 million, subject to adjustments and milestones. On March 7, 2018, the transaction completion date, OPC paid an amount of $3.65 million. Later in March 2018, an additional $3.65 million was paid.

In January 2019, OPC signed an agreement with the private shareholders in OPC Tzomet, for which a trustee held the remaining 5% of  OPC Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers sold their shares in OPC Tzomet to OPC (hereinafter – “the Sale Agreement” and “5% Remaining Shares Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones. The aggregate consideration to be paid by OPC for the 5% Remaining Shares Sold is approximately $7.8 million, and it was to be paid in installments against a proportionate transfer of the 5% Remaining Shares Sold to OPC on every payment date and subject to fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the first payment was made, in the amount of approximately $0.4 million.

Subsequent to year end, a notification from the EA was received in February 2020 that OPC Tzomet is in compliance with the conditions for financial closing. As a result of the notification, the remaining balance of approximately $15.8 million on the 95% acquisition was paid in March 2020. The balance of the consideration on the 5% Remaining Shares Sold was also paid in two installments i) against transfer of the balance of the 5% Remaining Shares Sold where most of the consideration, in the amount of approximately $6.1 million, was paid in February 2020, and ii) approximately $1.3 million which was paid in March 2020.

Note 10 – Subsidiaries (Cont’d)

As at year end, OPC recognized a liability for payment in respect of the second milestone of approximately $1.3 million, since OPC does not have an unconditional right to refrain from transferring money in respect of this milestone. The difference between the consideration in respect of the first two milestones and the decrease in the share of the holders of the non-controlling interests was recorded in Capital reserve in respect of transactions with holders of non-controlling interests. OPC Tzomet’s assets are included within OPC’s property, plant and equipment as it is an asset acquisition.

Market Concentration Committee – Regulatory Outline Plan and OPC Tzomet’s conditional license

In January 2019, an outline was determined for expanding the business activities of the group to which Kenon belongs to (“the Idan Ofer Group”), in the field of generation of electricity production in terms of market concentration (the “Business Concentration Outline Plan”). The Business Concentration Outline Plan was intended to allow the Business Concentration Committee to modify its opinion concerning the grant of a conditional license for the production of electricity to OPC Tzomet, and to inform the EA that it does not see a reason on the grounds of economy-wide market concentration to prevent the grant of the requested license to OPC Tzomet following the compliance with the terms described in the Business Concentration Outline Plan. This was also to allow the Business Concentration Committee to inform the EA that it does not see reasons of economy-wide market concentration precluding the Idan Ofer Group from receiving additional licenses in the field of electricity production up to the limit stipulated in the relevant sectorial regulations.

In April 2019, the sale of the Idan Ofer Group’s holdings in Reshet Media Ltd. was completed, which was stipulated as a condition under the outline plan, and in the same month, the EA published its decision to grant OPC Tzomet a new conditional license for the construction of a 396MW conventional open-cycle power plant. On April 11, 2019 (the date it was signed by the Israeli Minister of Energy), the conditional license entered into effect and it is conditional on compliance with milestones provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type. The period of the conditional license can be extended by the EA, subject to the Israeli Minister of Energy’s approval, and subject to the regulation. At the end of the period, OPC Tzomet will be granted a permanent generation license, subject to its compliance with the conditions set by law.

Tariff approval

In December 2019, OPC Tzomet received tariff approval from the EA for the power plant. Subject to completion of the power plant and receipt of a permanent generation license, OPC Tzomet will be entitled to tariffs in respect of sale of availability and energy to the System Administrator for a period of twelve months commencing from the date of receipt of the permanent generation license. Taking into consideration the limitation included in the connection study OPC Tzomet received, the tariff approval includes a reduced availability tariff in 2023, pursuant to the decision of the EA.

As at December 31, 2019, the amount of investment in the Tzomet project amounted to approximately NIS 91 million (approximately $26 million).

Note 10 – Subsidiaries (Cont’d)

Petition filed in the Supreme Court sitting as the High Court of Justice

For details regarding a petition filed in the Supreme Court sitting as the High Court of Justice in connection with the Tzomet project, please refer to Note 20.A.c.

Lease of OPC Tzomet land

Subsequent to year end, in January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 85 dunams for purposes of construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”) and OPC Tzomet signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – “the Approval of the Transaction by ILA” and the “Development Agreement”, as applicable), which after fulfillment of its conditions a lease agreement will be signed for a period of up to November 4, 2044. In addition, in January 2020, the option agreement signed by OPC Tzomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company (Tzomet Netiv Limited Partnership) that will own the rights in the Land upon receipt of approval of ILA for this purpose (hereinafter – the “Joint Company”).

As part of the agreement of principles for establishment of the Joint Company, principles were set forth in connection with transfer of the rights of the Kibbutz in the Land to a joint company – this being in exchange for an aggregate amount of NIS 30 million, plus VAT as per law (“the Agreement of Principles for Establishment of the Joint Company”), which the Joint Company paid to the Kibbutz (amounts that were provided by OPC Tzomet). In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification by virtue of which capitalization fees for the Land were paid, in the amount of about NIS 207 million (approximately $60 million). The Kibbutz also undertook that it will act as an agent and a trustee of the Joint Company, for all intents and purposes, in connection with its holdings in the Land – this being up to the date of receipt of approval of ILA for transfer of the allotment of the Land from the Kibbutz to the Joint Company. OPC Tzomet and the Kibbutz are endeavoring to receive confirmation of ILA that the development agreement and the lease agreement will be recorded in the name of the Joint Company. Further to that stated above, on February 3, 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

Note 10 – Subsidiaries (Cont’d)

d.	Setting of tariffs by the EA

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

On January 8, 2018, the EA published a resolution which entered into force and effect on January 15, 2018, regarding the update of tariffs for 2018 (“2018 Tariff Update”), in which the rate of the production component was raised by 6.7% from NIS 265 per MWh to NIS 281.6 per MWh. As a result of the 2018 Tariff Update, OPC Rotem and OPC Hadera paid a price in 2018 that was higher than the minimum price stipulated in their gas agreements.

In December 2018, the EA published a decision that entered into effect on January 1, 2019, regarding update of the tariffs for 2019 (hereinafter – “the 2019 Tariff Update”), whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

In December 2019, the EA published a decision that entered into effect, subsequent to the year end, on January 1, 2020, regarding the update of the tariffs for 2020, whereby the rate of the generation component was reduced by 8% from NIS 290.0 per MWh to NIS 267.8 per MWh. A decrease in the generation component is expected to have a negative impact on OPC’s profits in 2020 compared to 2019.

e.	Dividend

In March 2019, OPC Rotem declared a dividend of NIS 88 million (approximately $24 million).  OPC’s share of the dividend was NIS 70.4 million (approximately $19 million). The dividend was paid in April 2019. In the same month, OPC declared a dividend of NIS 36 million (approximately $10 million). Kenon’s share of the dividend was approximately $7.5 million. The dividend was paid in April 2019.

In September 2019, OPC Rotem declared a dividend of NIS 150 million (approximately $43 million).  OPC’s share of the dividend was NIS 120 million (approximately $35 million). The dividend was paid in October 2019. In October 2019, OPC declared a dividend of about NIS 200 million (approximately $57 million). Kenon’s share of the dividend was approximately $40 million. The dividend was paid in November 2019.

Subsequent to year end, in February 2020, OPC Rotem declared dividends and OPC’s share of the dividend was NIS 56 million (approximately $16 million).

f.	Issuance of new shares by OPC

In June 2019, OPC issued 5,179,147 new ordinary shares at a price of NIS 23.17 per share to three external institutional entities. Total cash consideration of approximately NIS 120 million (approximately $33 million) was received. As a result of the share issuance, Kenon registered a decrease of 3% in equity interests of OPC from 76% to 73%. Accordingly, the Group recognised $14 million in non-controlling interests and $19 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In September 2019, OPC issued 5,849,093 new ordinary shares at a price of NIS 26.5 per share to four external institutional entities. Total cash consideration of approximately NIS 155 million (approximately $44 million) was received. As a result of the share issuance, Kenon registered a decrease of 3% in equity interests of OPC from 73% to 70%. Accordingly, the Group recognised $20 million in non-controlling interests and $24 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

2.	I.C. Green Energy Ltd (I.C. Green)

As of December 31, 2019, I.C. Green held 90.85% of the shares of Primus Green Energy Inc. (“PGE”). PGE is involved in the early stage gas to liquid business. I.C. Green granted PGE additional convertible bridge financing of approximately $4.8 million in 2019 (2018: $7.4 million). As at year end, the outstanding convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $49 million with interest of 1.61% annually.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2019, 2018 and 2017 that has material NCI:

	As at and for the year ended December 31,
	2019	2018	2017
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	35.31%	32.23%	34.82%
Current assets	204,128	184,211	204,461
Non-current assets	807,133	720,469	736,123
Current liabilities	(100,313)	(77,792)	(99,441)
Non-current liabilities	(663,328)	(624,570)	(667,996)
Net assets	247,620	202,318	173,147
Carrying amount of NCI	87,435	65,215	60,290

Revenue	373,142	363,262	365,395
Profit after tax	34,366	26,266	15,934
Other comprehensive income/(loss)	15,569	(14,280)	8,514
Profit attributable to NCI	16,433	11,396	8,323
OCI attributable to NCI	4,353	(4,554)	3,686
Cash flows from operating activities	109,254	85,581	110,290
Cash flows from investing activities	(41,123)	(102,080)	(154,194)
Cash flows from financing activites excluding dividends paid to NCI	(40,539)	(34,474)	165,107
Dividends paid to NCI	(13,501)	-	(4,159)
Effect of changes in the exchange rate on cash and cash equivalents	9,202	(7,570)	7,126
Net increase/(decrease) in cash and cash equivalents	23,293	(58,543)	124,170

* The NCI percentage represents the effective NCI of the Group.

Note 11 – Long-Term Prepaid Expenses

	As at December 31,
	2019	2018
	$ Thousands
Deferred expenses, net (1)	22,600	18,786
Contract costs	4,721	3,720
Others	2,864	1,067
	30,185	23,573

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Note 12 – Other Non-Current assets

	As at December 31,
	2019	2018
	$ Thousands
Qoros put option (1)	55,575	65,668
Others	2,142	2,142
	57,717	67,810

(1)	Refer to Note 9.B.b.2.

Note 13 – Deferred Payment Receivable

	As at December 31,
	2019	2018
	$ Thousands
Deferred payment receivable	204,299	189,166

As part of the sale of IC Power’s Latin America businesses in December 2017, proceeds from ISQ include a four-year deferred payment obligation accruing 8% interest per annum, payable-in-kind. The Group has performed an assessment and concluded that no expected credit loss provision is required.

Note 14 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2019
	Balance at beginning of year	Additions**	Disposals	Reclassification*	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements	43,261	199	-	(4,679)	3,171	41,952
Facilities, machinery and equipment	465,627	1,428	(296)	(7,130)	40,319	499,948
Computers	491	145	(23)	-	41	654
Office furniture and equipment	1,026	14	(21)	-	28	1,047
Assets under construction	207,017	14,874	-	-	18,043	239,934
Other	30,701	13,041	(9,999)	-	2,512	36,255
	748,123	29,701	(10,339)	(11,809)	64,114	819,790

Accumulated depreciation
Land, roads, buildings and leasehold improvements	8,059	1,544	-	(277)	557	9,883
Facilities, machinery and equipment	103,570	28,903	(319)	(264)	8,736	140,626
Computers	310	108	(23)	-	15	410
Office furniture and equipment	691	44	(22)	-	9	722
Other	405	107	(38)	-	33	507
	113,035	30,706	(402)	(541)	9,350	152,148

Balance as at December 31, 2019	635,088	(1,005)	(9,937)	(11,268)	54,764	667,642

*	Reclassified to Right-Of-Use assets after initial application of IFRS 16. Refer to Note 19 Right-of-use Assets.

**	Additions to property, plant and equipment in OPC Hadera are presented net of agreed compensation from the construction contractor. Refer to Note 20.B.b for further details.

Note 14 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2018
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements*	42,792	4,189	(188)	(3,532)	43,261
Facilities, machinery and equipment*	489,218	26,154	(13,063)	(36,682)	465,627
Computers*	431	306	(263)	17	491
Office furniture and equipment*	1,044	86	(85)	(19)	1,026
Assets under construction*	162,853	59,878	-	(15,714)	207,017
Other*	29,459	9,795	(7,650)	(903)	30,701
	725,797	100,408	(21,249)	(56,833)	748,123

Accumulated depreciation
Land, roads, buildings and leasehold improvements*	7,293	1,714	(458)	(490)	8,059
Facilities, machinery and equipment*	100,833	28,024	(17,705)	(7,582)	103,570
Computers*	512	76	(259)	(19)	310
Office furniture and equipment*	678	106	(84)	(9)	691
Other*	317	113	-	(25)	405
	109,633	30,033	(18,506)	(8,125)	113,035

Balance as at December 31, 2018	616,164	70,375	(2,743)	(48,708)	635,088

*	Reclassified to be comparable with current year presentation.

B.	Net carrying values

	As at December 31,
	2019	2018
	$ Thousands
Land, roads, buildings and leasehold improvements*	32,069	35,202
Facilities, machinery and equipment*	359,322	362,057
Computers*	244	181
Office furniture and equipment*	325	335
Assets under construction*	239,934	207,017
Other*	35,748	30,296
	667,642	635,088

*	Reclassified 2018 numbers to be comparable with current year presentation.

Note 14 – Property, Plant and Equipment, Net (Cont’d)

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

D.	The amount of borrowing costs capitalized in 2019 was approximately $12 million ($8 million in 2018).

E.	Fixed assets purchased on credit in 2019, 2018 and 2017 were approximately $11 million, $23 million and $5 million respectively.

F.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2019	2018
	$ Thousands
Depreciation charged to cost of sales	31,141	29,809
Depreciation charged to selling, general and administrative expenses	766	224
Depreciation charged to results	31,907	30,033

Amortization of intangibles charged to selling, general and administrative expenses	185	383
Depreciation and amortization from continuing operations	32,092	30,416

G.	Change in estimates of useful life

In 2019, OPC updated the estimate of the balance of the useful life of the various components in the Rotem Power Plant as at October 1, 2019, from a period of 19 years to 24 years. The impact of the change is as follows:

	2019	2020	2021	2022	2023	2024 and after
	$ Thousands

(Decrease)/increase in depreciation	(956)	(3,619)	(3,619)	(3,619)	(3,619)	15,432

Note 15 – Intangible Assets, Net

A.	Composition:

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2019	21,880	1,248	454	23,582
Acquisitions – self development	-	273	-	273
Disposals	(319)	(45)	(210)	(574)
Translation differences	25	84	50	159
	21,586	1,560	294	23,440

Amortization and impairment
Balance as at January 1, 2019	21,545	524	207	22,276
Amortization for the year	-	170	15	185
Disposals	(95)	(45)	(168)	(308)
Translation differences	5	37	12	54
Balance as at December 31, 2019	21,455	686	66	22,207

Carrying value
As at January 1, 2019	335	724	247	1,306
As at December 31, 2019	131	874	228	1,233

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2018	21,914	1,153	509	23,576
Acquisitions – self development	-	162	-	162
Translation differences	(34)	(67)	(55)	(156)
Balance as at December 31, 2018	21,880	1,248	454	23,582

Amortization and impairment
Balance as at January 1, 2018	21,455	445	35	21,935
Amortization for the year	94	107	182	383
Translation differences	(4)	(28)	(10)	(42)
Balance as at December 31, 2018	21,545	524	207	22,276

Carrying value
As at January 1, 2018	459	708	474	1,641
As at December 31, 2018	335	724	247	1,306

Note 15 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2019	2018
	$ Thousands
Intangible assets with a finite useful life	1,102	971
Intangible assets with an indefinite useful life or not yet available for use	131	335
	1,233	1,306

Note 16 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 32, in connection with financial instruments.

	As at December 31
	2019	2018
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	36,630	20,302
Non-convertible debentures	8,841	2,933
Others	134	-
	45,605	23,235

Non-current liabilities
Loans from banks and others	503,647	487,759
Non-convertible debentures	73,006	75,476
	576,653	563,235

Total	622,258	586,470

Note 16 – Loans and Debentures (Cont’d)

A.	Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2019	2019	2018
	%	$ Thousands

Debentures
In shekels	4.45%	81,847	78,409

Loans from banks and others
In shekels	4.70%	540,411	508,061

		622,258	586,470

As at December 31, 2019 and December 31, 2018, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

Long term loans from banks and others

B.	OPC Rotem

OPC Rotem’s financing agreement

The power plant project of OPC Rotem was financed by the project financing method (hereinafter – “Rotem’s Financing Agreement”). Rotem’s Financing Agreement was signed with a consortium of lenders led by Bank Leumi Le-Israel Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”). Pursuant to Rotem’s Financing Agreement, liens were placed on OPC Rotem’s existing and future assets and rights in favor of Harmetik Trust Services (1939) Ltd., (hereinafter – “Harmetik”) formerly, The Trust Company of Bank Leumi Ltd., as well as on most of OPC Rotem’s bank accounts and on OPC’s holdings in OPC Rotem.

The loans (which are linked to the CPI) are being repaid on a quarterly basis up to 2031, commencing from the fourth quarter of 2013. Rotem’s Financing Agreement also provides certain restrictions with respect to distribution of a dividend.

Pursuant to Rotem’s Financing Agreement, OPC Rotem is required to keep a Debt Service Reserve during the two-year period following completion of the power plant. The amount of Debt Service Reserve will be equivalent to the following two quarterly debt payments. As at December 31, 2019 and 2018, the amount of the Debt Service Reserve is approximately NIS 76 million (approximately $22 million) and approximately NIS51 million (approximately $14 million) respectively.

Note 16 – Loans and Debentures (Cont’d)

OPC Rotem has credit facilities from Bank Leumi of amount NIS 21 million (approximately $6 million), which were provided for OPC Rotem’s working capital needs and for provision of bank guarantees. As at December 31, 2019, OPC Rotem had utilized NIS 7 million (approximately $2 million) of said facilities for purposes of bank guarantees and collaterals for forward contracts.

Under Rotem’s Financing Agreement, OPC together with IC Power Asia Development Ltd. (“ICPAD”), and the holders of the non‑controlling interests in Rotem (hereinafter – “Veridis”), issued corporate guarantees in the amounts of NIS 80 million (approximately $23 million) and NIS 20 million (approximately $6 million), respectively, in order to secure OPC Rotem’s liabilities under Rotem’s Financing Agreement. In December 2017, an amended credit facility agreement was signed, according to which ICPAD was released from the corporate guarantee, in return for the accumulation of an additional fund in OPC Rotem in the amount of NIS 57.5 million (approximately $15.3 million) (the “Owners' Guarantee Fund"), regarding which in order to ensure its accumulation, OPC and Veridis issued corporate guarantees in favor of Rotem’s lenders. The Owners' Guarantee Fund is subjected to an adjustment formula whereby under certain coverage ratios, it can reach a maximum amount of NIS115 million (approximately $33 million). The Owners’ Guarantee Fund accumulates in the following manner – NIS20 million (approximately $5 million) upon signing the amended credit agreement and the balance will accumulate over 24 months in semi-annual deposits.

As at December 31, 2019, OPC Rotem had completed accruing the Owner’s Guarantee Fund, and subsequent to year end, in February 2020, the corporate guarantees provided by OPC and Veridis of approximately NIS 46 million (approximately $13 million) and NIS 12 million (approximately $3 million) respectively were cancelled.

As at December 31, 2019, OPC Rotem and OPC were in compliance with all the covenants in accordance with Rotem’s Financing Agreement.

C.	OPC Hadera

Hadera’s financing agreement

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with a consortium of lenders (hereinafter – “Hadera’s Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million (approximately $290 million) in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility.

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans accrue interest at the rates specified in the agreement and are to be repaid in quarterly installments according to the repayment schedules specified in the Hadera Financing Agreement over a period of 18 years from the commencement date of the repayments in accordance with the provisions of the agreement.

In connection with the Hadera Financing Agreement, liens were placed in favor of Bank Discount, as a trustee for the collaterals on behalf of Hadera’s Lenders, on some of OPC Hadera’s existing and future assets, on the rights of OPC Hadera and on the holdings of OPC in OPC Hadera. Hadera’s Financing Agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans, which provide that, among other things, distributions and repayments as stated may be made at the earliest after 12 months from the commercial operation date of the Hadera Power Plant and after at least 3 debt repayments. In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters.

In June 2019, it was agreed with Hadera’s Lenders to extend the final date for commercial operation provided in Hadera’s Financing Agreement, up to the date of commercial operation as provided in the conditional license or the end of March 2020 – whichever occurs first. In March 2020, the final date for commercial operation provided in Hadera’s Financing Agreement was further extended to June 2020. It is noted that a delay in the commercial operation after the said date constitutes grounds for calling from immediate repayment under Hadera’s Financing Agreement.

As at December 31, 2019, the validity of Hadera’s conditional license is up to March 19, 2020. For information on the extension of the conditional license, refer to Note 33.3.B.

Note 16 – Loans and Debentures (Cont’d)

As at the December 31, 2019, Hadera withdrew a total of NIS 616 million (approximately $178 million) out of the Hadera Financing Agreement. The interest rate on the withdrawn amounts up to the date of the report ranges between about 3.1% and about 3.9% on the CPI-linked loans and between about 4.7% and about 5.4% on the loans not linked to the CPI.

As at December 31, 2019, OPC Hadera and OPC were in compliance with all of the covenants pursuant to Hadera’s Financing Agreement.

D.	OPC Tzomet

Tzomet’s financing agreement

In December 2019, a financing agreement for the senior debt (project financing) was signed between OPC Tzomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and together with the other financing entities hereinafter – “Tzomet’s Lenders”), for financing construction of the Tzomet power plant (hereinafter – “Tzomet’s Financing Agreement”).

As part of Tzomet’s Financing Agreement, Tzomet’s Lenders undertook to provide OPC Tzomet a long‑term loan framework, a standby framework, a working capital framework, a debt service reserve framework, a VAT framework, a third‑party guarantees framework and a hedging framework, in the aggregate amount of NIS 1.372 billion (approximately $397 million). Part of the amounts under these frameworks will be linked to the CPI and part of the amounts will be linked to the dollar. The loans accrue interest at the rates provided in Tzomet’s Financing Agreement.

The principal and interest of the loans from the long‑term framework and the standby framework are to be repaid in quarterly payments, which will fall shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of Tzomet’s Financing Agreement (however not later than December 31, 2042). The loans granted out of the VAT framework are to be repaid in a single payment on the final repayment date, but not later than the end of one year from commencement of the commercial operation. Loans granted out of the working capital framework are to be repaid in a single payment on the final repayment date provided in Tzomet’s Financing Agreement, but not later than the end of 19 years from the commencement date of the commercial operation. Loans granted out of the debt service credit framework are to be repaid on a “cash sweep” basis, within one year from the withdrawal date of each loan, but in any event no later than the final repayment date of the long‑term loans framework. Every loan granted out of the third‑party guarantees framework or out of the hedging framework, are to be repaid as detailed below: (a) during the construction period – on the grant date of a loan out of the long‑term loans framework, the first one that will fall after granting of the loan being repaid as stated, or on an earlier date out of the balances in OPC Tzomet’s accounts; and (b) during the operation period  – on a “cash sweep” basis, within six months from the withdrawal date the loan, but in any event no later than up to the final repayment date provided in Tzomet’s Financing Agreement with respect to loans out of the long‑term loans framework.

As part of Tzomet’s Financing Agreement, terms were provided with reference to conversion of interest on the long‑term loans from variable interest to CPI‑linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of Tzomet’s Financing Agreement; (b) at OPC Tzomet’s request during the first 6 years commencing from the signing date of Tzomet’s Financing Agreement; (c) at Bank Hapoalim’s request, in certain cases, during the first 6 years commencing from the signing date of Tzomet’s Financing Agreement. In addition, OPC Tzomet has the right to make early repayment of the loans within 6 years after the signing date of Tzomet’s Financing Agreement, subject to a one‑time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI. Tzomet’s Financing Agreement also includes certain restrictions with respect to distributions and repayment of shareholders’ loans.

As at December 31, 2019, OPC Tzomet and OPC were in compliance with all the covenants in accordance with Tzomet’s Financing Agreement.

OPC Tzomet’s equity subscription agreement

In December 2019, an equity subscription agreement (hereinafter – “Tzomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, the Company undertook certain commitments to the Lenders in connection with OPC Tzomet and its activities, including investment of shareholders’ equity in OPC Tzomet of about NIS 293 million (approximately $85 million). As at December 31, 2019, OPC had invested in OPC Tzomet about NIS 88 million (approximately $25 million) out of the total shareholders' equity (as defined in Zomet’s Equity Subscription Agreement). The balance of the shareholders’ equity is to be provided in increments, and OPC provided on the signing date of the agreement a bank guarantee in the amount of NIS 230 million (approximately $67 million) (linked to the CPI). Subsequent to year end, in January 2020, in light of additional equity invested by OPC in OPC Tzomet pursuant to Tzomet’s Equity Subscription Agreement, the guarantees were reduced to approximately NIS 157 million (approximately $44 million) (linked to the CPI).

Note 16 – Loans and Debentures (Cont’d)

E.	OPC

Credit framework agreement

In December 2019, the Company signed a framework agreement for taking out short‑term credit with a bank, for purposes of payment of the Initial Assessment of OPC Tzomet (as stated in Note 10.A.1.c), up to the end of March 2020 (hereinafter – “the Credit Framework Agreement”). The framework under the Credit Framework Agreement is in an amount of up to NIS 230 million (approximately $66 million), where amounts withdrawn by OPC will bear annual interest at the rate of prime + 0.6%. Subsequent to year end, in January 2020, OPC withdrew the amount of NIS 230 million (approximately $66 million) from the said framework, where the amount of NIS 169 million (approximately $49 million) was used by OPC for purposes of payment of the Initial Assessment (hereinafter – “the Loan”), and the balance was used by OPC in order to provide a bank guarantee to Israel Lands Authority to secure the balance of the payment (hereinafter – “the Guarantee”). The Loan is scheduled for repayment in April 2020, and the Guarantee is valid for a period of one year from the date of its grant. As part of the Credit Framework Agreement, OPC undertook that so long as short‑term credit has not been fully repaid, it will comply with the financial covenants as provided in the Credit Framework Agreement. The Company undertook not to create liens, in accordance with the covenant provided in the Credit Framework Agreement.

As at December 31, 2019, OPC was in compliance with the covenants in accordance with the Credit Framework Agreement.

Hedge agreement

In June 2019, OPC entered into a hedge agreement with Bank Hapoalim Ltd. for hedge of 80% of the exposure to the CPI with respect to the principal of loans from financial institutions, in exchange for payment of additional interest at the annual rate of between 1.7% and 1.76% (hereinafter – “the CPI Transactions”). OPC chose to designate the CPI Transactions as an “accounting hedge”.

Debentures

F.
In May 2017, OPC issued debentures (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The debentures, with a par value of NIS 320 million (approximately $85 million), bear annual interest at the rate of 4.95% and are repayable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Under the terms, the interest on the debentures will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The debentures have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”).

On August 20, 2017, OPC listed the debentures for trade in the stock exchange under an issuance and the listing of its shares for trade and accordingly, from that date, interest on the debentures (Series A) was reduced by 0.5%, to 4.45% per year.

According to the trust certificate, OPC recorded, a first priority, floating lien, unlimited in amount, on all of its assets, in favor of the trustee on behalf of the holders of the debentures. The floating lien will not preclude OPC from pledging specific assets and disposal of other assets by OPC.

The trust certificate contains customary causes for calling the debentures for immediate repayment, including in the case of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the condition of OPC, etc. In addition, the right to call for immediate repayment arises upon: (1) occurrence of certain events of loss of control by Kenon.; (2) a call for immediate repayment of other debts (or guarantees) of OPC or of OPC Hadera or OPC Rotem in certain predefined minimum amounts; (3) a change in the area of OPC’s activities such that its main area of activity is not in the energy sector in Israel, including the area of generating electricity in power plants and from renewable energy sources; (4) discontinuation of the rating over a certain period of time and if the rating of the debentures falls below the level of Baa3 (or BBB–);  and (5) suspension of trading for a certain period of time to the extent the debentures are listed for trading on the TASE’s main trading list. All of that stated above is in accordance with the conditions specified in the trust certificate.

Furthermore, the trust certificate (as amended in June 2018) includes an undertaking by OPC to provide a debt service reserve in the amount of 18 months’ payments of principal and interest and to comply with financial covenants and limitations on distributions such that the historical debt coverage ratio will not be less than 1.2, and for purposes of a distribution as defined in the trust certificate the “historical debt coverage ratio” may not be less than 1.4, there must be minimum shareholders’ equity of NIS 80 million (approximately $23 million) and an “equity to total assets” ratio of at least 12.5% (and for purposes of distribution, the minimum shareholders’ equity may not be less than NIS 120 million (approximately $35 million), and the ratio of the shareholders’ equity to the total assets may not be less than 25%).

As at December 31, 2019, OPC was in compliance with all the covenants in accordance with the trust certificate.

Note 16 – Loans and Debentures (Cont’d)

The terms of the debentures also provide for the possible raising of the interest rate in certain cases of a decline in the rating, in certain cases of breach of financial covenants, and in certain cases of use of the debt servicing reserve where the reserve is not sufficiently re‑funded within the time frame set forth in the trust certificate. OPC’s ability to expand the debenture series was restricted under certain circumstances, including maintaining the rating of the debentures at it was shortly prior to the expansion of the series and there being no breach.

Note 17 – Trade Payables

	As at December 31,
	2019	2018
	$ Thousands
Current
Trade Payables	15,375	25,082
Accrued expenses and other payables	20,632	22,590
	36,007	47,672

Note 18 – Other Current Liabilities

	As at December 31,
	2019	2018
	$ Thousands

Government institutions	1,972	244
Employees and payroll institutions*	4,983	2,870
Accrued expenses	6,603	7,505
Interest payable	516	277
Liability in respect of acquisition of non-controlling interests (1)	1,302	-
Others*	875	1,176
	16,251	12,072

*	Reclassified 2018 numbers to be comparable with current year presentation.
(1)	Refer to Note 10.A.1.c for further details.

Note 19 – Right-Of-Use Assets and Lease Liabilities

A)	The Group leases the following items:

i)	Land

The leases are typically entered into with government institutions for the construction and operation of OPC’s power plants. They typically run for a period of more than 20 years, with an option for renewal.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 20.B.b.

iii)	Offices

The leases range from 3 to 10 years, with options to extend.

B)	Right-of-use assets

	As at December 31, 2019
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land*	6,537	(263)	579	6,853
PRMS facility*	6,866	(451)	91	6,506
Offices	3,573	(487)	219	3,305
Others	423	-	36	459
	17,399	(1,201)	925	17,123

*Beginning balance includes reclassification from Property, Plant and Equipment, Net. Refer to Note 14 for further details.

C)	Amounts recognized in the consolidated statements of profit & loss

As at December 31,
2019
$ Thousands

Interest expenses in respect of lease liability	108

D)	Amounts recognized in the consolidated statements of cash flows

As at December 31,
2019
$ Thousands

Total cash outflow for leases	831

Note 20 – Contingent Liabilities, Commitments and Concessions

A.	Contingent Liabilities

OPC

a.	Local Council of Shapir development levies

In December 2019, an arrangement was signed between OPC Tzomet and the Local Council of Shapir, whereby OPC Tzomet received an initial calculation of the development levies in respect of the Tzomet project, in the amount of NIS 28 million (approximately $8 million) (not including VAT) (hereinafter – the “Calculation of the Levies”). In light of the position of OPC Tzomet that the amount to be paid to the Council is significantly lower than the Calculation of the Levies, and in order to permit advancement of the Tzomet Project and issuance of a building permit that requires approval of the Council, the Council agreed as part of the arrangement that OPC Tzomet will pay, in the first stage, an amount of NIS 13 million (approximately $4 million) which there is no dispute between the parties (which was paid in December 2019), and OPC Tzomet will provide a bank guarantee in the amount of NIS 15 million (approximately $4 million), in favor of the Council in respect of the difference that is disputed between the parties. Further to that stated, the Council notified the relevant parties of its consent to issue the building permit for the Tzomet Project. In January 2020, the Council sent OPC Tzomet a charge notification in respect of the Calculation of the Levies, in the amount of NIS 36 million (approximately $10 million). OPC Tzomet is examining submission of an administrative petition against the Shapir Regional Council in respect of the amount in dispute. In OPC Tzomet’s estimation, it is more probable than not that OPC Tzomet will not pay any additional amounts in respect of the development levies, and accordingly, no provision was provided for in the financial statements. For further details, please refer to Note 10.A.1.c.

b.	ORL Claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Oil Refineries Ltd. ("ORL"). The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between ORL and OPC Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of ORL shareholders on the relevant dates. The respondents to the request include ORL, OPC Rotem, the Israel Corporation Ltd. and the members of ORL's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as an injunction and financial remedies.

The subject of the request is the gas purchase transactions of ORL, Israel Chemicals Ltd., OPC Rotem and OPC Hadera (the "Group Companies"), including their inter-company aspects, including: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners; and (2) transactions of the Group Companies for the purchase of natural gas from Energean Israel Ltd. (“Energean”).

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

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

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

In August 2018 the Group Companies submitted their response to the claim filed. The response rejected the contentions appearing in the claim and requested summary dismissal of the claim. Hearings on the proofs have been scheduled for July 2020.

In OPC’s estimation, it is more reasonable than not that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2019.

c.	Dalia petition

On December 26, 2019, OPC received a copy of a petition filed in the Supreme Court sitting as the High Court of Justice wherein it was requested to issue a conditional order and an interim order (the “Petition”), which was filed by Or Energy Power (Dalia) Ltd. and Dalia Energy Power Ltd. (collectively the “Petitioners”) against the EA, the Plenary Electricity Authority (“Plenary”), the State of Israel – the Ministry of Energy and OPC Tzomet (collectively the “Respondents”).

The Petition included, mainly, contentions in connection with decisions and actions of the EA relating to Regulation 914, and with reference to the conditional license of OPC Tzomet which, the Petitioners contended, permit OPC Tzomet to improperly (unlawfully) be covered by this Regulation and as a result, so the Petitioners contended, to block their entry into this Regulation. The Petitioners contended that the conduct of the EA and the Plenary justify intervention by the Court and issuance of a conditional order, as well as an interim order in light of the expiration of Regulation 914 on January 1, 2020, which would permit the Petitioners, so they argue, after acceptance of the Petition, to fully enter into Regulation 914.

The main relief requested by the Petitioners was a request for a conditional order instructing the EA and the Plenary to provide reasons why: (a) the Variable Availability Amendment decision (hereinafter – “the Decision”) of the EA should not be cancelled; (b) it should not be determined that the conditional license of OPC Tzomet is void; (c) it should not be determined that OPC Tzomet’s connection study from September 2019 is void; (d) it should not be determined that OPC Tzomet is not entitled to be covered by Regulation 914 due to that stated in subsections (b) and (c) above; and to grant any other relief the Court sees fit and to charge for expenses any party that objects to the Petition. In addition, the Petitioners request that since Regulation 914 is expected to expire on January 1, 2020, the Court should rule that until a decision is rendered with respect to the Petition: (a) the validity of Regulation 914 should not expire with respect to the Petitioners; and (b) entry into effect of the decision should be stayed and no action should be executed that is based thereon or, alternatively, the Petition should be set for an urgent hearing.

In OPC’s estimation, it was more reasonable than not that the Petition will not be accepted by the Supreme Court and, accordingly, no provision was provided for in the financial statements in respect of the Petition as at December 31, 2019.

Subsequent to year end, in February 2020, the Supreme Court cancelled the Petition with no order for expenses.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	IEC power purchase agreement

In March 2013, OPC Rotem received a letter from IEC, claiming a breach of the PPA by OPC Rotem, due to a delay in the commercial operation date. Rotem responded that it rejects the aforementioned claim. No legal claim was filed by (“IEC”). Based on the opinion of its legal advisors, OPC Rotem believes that it is more likely than not that any prospective IEC claim in this respect will not be successful, and therefore, no provision was included in the financial statements.

In 2014 (commencing in August), letters were exchanged between OPC Rotem and IEC regarding the tariff to be paid by OPC Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of breach of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers. In OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2019. Therefore, no provision was included in the financial statements.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

B.	Commitments

a.	OPC Rotem

Agreement for purchase of electricity between OPC Rotem and IEC

On November 2, 2009, OPC Rotem signed a power purchase agreement (the “PPA”) with IEC, whereby OPC Rotem undertook to construct the plant, and IEC undertook to purchase capacity and energy from OPC Rotem over a period of twenty (20) years from the commencement date of commercial operation of the plant. The PPA includes sections governing the the obligations of each parties in the construction and operation period, as well as a compensation mechanism in the case of non-compliance by one of the parties with its obligations under the PPA. For more details on compensation to IEC, please refer to Note 20.A.d.

Maintenance agreement between OPC Rotem and Mitsubishi

On June 27, 2010, OPC Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing from the date of its commercial operation, for an operation period of 100,000 work hours or up to the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of about €55 million (approximately $16 million), payable over the period based on the formula provided in the agreement (hereinafter – “the Maintenance Agreement”). According to the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). In addition, Mitsubishi will supply new or renovated spare parts, as necessary. It is noted that the Agreement covers scheduled maintenance and that, as a rule, OPC Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. Nevertheless, the Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Maintenance Agreement, OPC Rotem undertook to perform the maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. In addition, OPC Rotem is required to provide to Mitsubishi, during the servicing, services and materials that are not covered under the Maintenance Agreement, and will make personnel available as set forth in the agreement. The Maintenance Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test.

The Maintenance Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem Power Plant. Mitsubishi has undertaken to compensate OPC Rotem in the event of non-compliance with the aforesaid undertakings and OPC Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem Power Plant as a result of the maintenance work; all this – up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

In 2017, OPC Rotem and Mitsubishi, in joint cooperation, advanced the scheduled maintenance date from November 2017 to April 2017. As a result of advancing the maintenance date, OPC Rotem accelerated depreciation of the maintenance component at the Rotem Power Plant. The impact of the accelerated depreciation on the results of operations in the period of the report amounted to about NIS 8.6 million (approximately $2 million).

In 2018, an additional maintenance treatment was performed – the first maintenance treatment of the “major overhaul” type, which is performed about once every 6 years (hereinafter – “the Maintenance Work”). This Maintenance Work included extensive maintenance work in the Power Plant’s systems, particularly in the gas, steam and generator turbines. During performance of the Maintenance Work, Power Plant’s activities were suspended along with the related energy generation. The Maintenance Work was carried on as planned from September 25, 2018 and up to November 10, 2018. Supply of the electricity to the Power Plant’s private customers continued as usual – this being based on criteria published by the EA and OPC Rotem’s PPA agreement with IEC.

During 2019, no planned maintenance was performed.

Since the start of the agreement up to December 31, 2019, Mitsubishi completed four planned maintenance treatments of the gas turbine.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Agreements for acquisition of electricity between OPC Rotem and private customers

OPC Rotem has entered into long-term agreements with its customers for sale of electricity. Most sales are conducted under long‑term agreements for periods of 10 years from commencement of the supply. Additionally, from time to time, OPC Rotem enters into short‑term agreements for sale of electricity (hereafter – “the PPA Agreements”). The consideration that is stipulated in the agreements is based on the TAOZ tariff with a certain discount given with respect to the generation component. The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, OPC Rotem is committed to a minimum availability of the power supply plant (non-compliance with the said minimum availability is subject to financial penalties).

It is noted that OPC Rotem has no obligation to provide a discount with respect to the generation component in certain cases, such as the non‑supply of natural gas. The terms of the agreements also entitle OPC Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the power purchase agreement (PPA) with IEC. Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to advance notice of 12 months, and to be eligible for fixed availability payments. As a rule, the PPA agreements with customers are not secured by collaterals.

Gas transmission agreement between OPC Rotem and Israel Natural Gas Lines Ltd.

In July 2010 (and as amended in April 2011), Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (“INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas PRMS, which was constructed for OPC Rotem, at a cost of about NIS 47 million (approximately $13.6 million) and a monthly payment for use of the transmission infrastructure. As part of the agreement, Rotem provided a deposit to INGL, in the amount of NIS 2 million (approximately $0.6 million), to secure the monthly payment.

Gas Sale and Purchase Agreement between OPC Rotem and Tamar

On November 25, 2012, OPC Rotem signed an agreement with Tamar Partners regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and OPC Rotem”). The Agreement between Tamar and OPC Rotem will remain in effect until September 2029. In addition, if 93% of the total contractual quantity is not consumed, both parties have the right to extend the agreement up to the earlier of consumption of the full contractual quantity or two additional years. The total contractual quantity under the agreement amounts to 10.6 BCM (billion cubic meters).

Certain annual quantities in the Agreement between Tamar and OPC Rotem are subject to a “Take‑or‑Pay” obligation (hereinafter – the “TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and OPC Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, OPC Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, OPC Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, OPC Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with OPC Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The Agreement between Tamar and OPC Rotem allows reducing the supply of gas to OPC Rotem during the “Interim Period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over OPC Rotem. Nevertheless, in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the EA.

Without detracting from that stated above, pursuant to the Agreement between Tamar and OPC Rotem, OPC Rotem is defined as a “Tier B” customer and accordingly during the “Interim Period”, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” OPC Rotem is not subject to any TOP obligation.

The “Interim Period” commenced based on the notification of Tamar Partners in April 2015 and based on the update received subsequent to year end, in January 2020, it is expected to end in March 2020.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect OPC Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars.

In November 2019, an amendment to the Tamar agreement was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Rotem to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Rotem will be reduced to quantity equal to 40% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Rotem committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish and Tanin reservoirs (hereinafter – “the Karish Reservoir”), except for a limited consumption of gas during the test‑run period of the Karish Reservoir. Subsequent to year end, in January 2020, the decision of the Business Competition Supervisor was received whereby OPC is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. Subsequent to year end, in March 2020, OPC announced that the conditions to amendment of the agreement were met.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

b.	OPC Hadera

Agreement for purchase of electricity between OPC Hadera and IEC

In September 2016, OPC Hadera signed an agreement with IEC to purchase energy and provide infrastructure services. As part of the agreement, OPC Hadera undertook to sell energy and related services to IEC, and IEC undertook to sell OPC Hadera infrastructure services and electricity system management services, including backup services. The agreement will remain in effect until the end of the period in which OPC Hadera is permitted to sell electricity to private consumers, and until the end of the period in which OPC Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license, i.e. up to the end of 20 years from the date of commercial operation. It was also determined that the System Administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the System Administator, which would be delivered to OPC Hadera in advance and in writing. OPC Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the covenants, and to pay for non-compliance therewith.

Agreements for sale of electricity between OPC Hadera and end users

OPC Hadera has signed long‑term agreements for sale of electricity to its customers. Most of the agreements are for a period of 10 years, while in most of the agreements the end user has an early termination right, with a right of refusal by OPC Hadera. The consideration was determined on the basis of the TAOZ rate, less a discount with respect to the generation component.

If the consideration is less than the minimum tariff set for the generation component, OPC will have the right to terminate the agreements.

In addition, the agreements include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level. Most of the agreements permit the customers to conclude the undertaking in a case of a delay of more than nine months from the operation date stated in the agreements with them. As at December 31, 2019, based on most of the agreements, the said nine months ended in December 2019 – January 2020. As a result, in light of the delay in the commercial operation date of the Hadera Power Plant, as stated in Note 20.B.b, OPC Hadera is paying compensation to customers. As at December 31, 2019, the compensation to customers (including compensation to Hadera Paper, as detailed below) amounted to about NIS 11 million (approximately $3 million), of which NIS 4 million (approximately $1 million) was paid in 2019. Pursuant to the provisions of IFRS 15 relating to “variable consideration”, on the date of payment of compensation to customers, the Company recognized Long‑term prepaid expenses that are amortized over the period of the contract, commencing from the commercial operation date of the Hadera Power Plant, against a reduction of Revenue.

Power and steam supply Agreement between OPC Hadera and Hadera Paper

OPC Hadera has signed two agreements with Hadera Paper: (a) a long‑term supply agreement whereby Hadera will exclusively supply electricity and steam to Hadera Paper Works for a period of 25 years from the commercial operation date of the Hadera Power Plant; and (b) a short‑term supply agreement whereby from the commencement date of sale of the electricity and steam and up to the commercial operation date of the Hadera Power Plant, together with entry into effect of the long‑term supply agreement, OPC Hadera will supply all the electricity generated at the Energy Center, which is located in the yard of Hadera Paper Works, and all the steam produced at the Energy Center, to Hadera Paper.

The above agreements include a commitment by Hadera Paper to a “Take‑or‑Pay” mechanism (“TOP”) for a certain annual quantity of steam, on the basis of a mechanism set forth in the agreements and, on the other hand, the agreements include an obligation of OPC Hadera to a certain availability level with respect to the supply of electricity and steam and exposure of OPC Hadera to payment of compensation in the event of non‑compliance with the commercial operation date of the power plant as specified in the agreements. For details regarding the amount of compensation paid during the period of the report – see above.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas Sale and Purchase Agreement (“GSPA”) between Tamar and OPC Hadera

On June 30, 2015, the gas sale and purchase agreement with Tamar Partners that was signed on January 25, 2012 with Hadera Paper Mills (hereinafter – “the Agreement between Tamar and OPC Hadera”) was assigned to OPC Hadera. In addition, on September 6, 2016, OPC Hadera and Tamar Partners entered into an agreement for the sale and purchase of additional gas (hereinafter – “the Additional Gas Agreement”) for the supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from the operation date of the power plant. The price of gas is denominated in dollars and is linked to the weighted‑average generation component published by the EA. In addition, the formula for the price of the natural gas in the Agreement between Tamar and OPC Hadera is subject to a minimum price.

Hadera provided bank guarantees in the amount of about $6.2 million (about NIS 23.3 million) in favor of Tamar Partners, in connection with its undertakings in the Agreement between Tamar and Hadera. In addition, Hadera provided bank guarantees for the benefit of Tamar Partners, in the aggregate amount of about $0.9 million (a NIS 3.2 million) relating to its obligations as part of the additional gas agreement.

In November 2019, an amendment to the agreement with Tamar was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Hadera to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Hadera will be reduced to quantity equal to 30% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Hadera committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish Reservoir, except for a limited consumption of gas during the test‑run period of the Karish Reservoir; (c) extension of the timeframe for provision of notice of exercise of the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening of the notification period for reduction of the quantities in the Hadera agreement. Subsequent to year end, in January 2020, the decision of the Business Competition Supervisor was received whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. Subsequent to year end, in March 2020, OPC announced that the conditions to amendment of the agreement were met.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas transmission agreement between OPC Hadera and Israel Natural Gas Lines Ltd.

In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, which was extended and updated several times, INGL is to construct a PRMS facility for the constructed power plant (hereinafter – “the New PRMS Facility”) at a cost of NIS 27 million (approximately $7 million). The agreement includes a monthly payment for use of infrastructure and for gas transmission to the power plant under construction. The agreement period will run up to the earlier of the following: (a) 16 years from the date of operation of the New PRMS Facility; (b) expiration of the INGL license (as at the date of the report – August 1, 2034); or (c) termination of the agreement in accordance with its terms. In addition, Hadera has an option to extend the period of the agreement by five additional years. INGL constructed and connected the New PRMS Facility in May 2018.

Construction agreement between OPC Hadera and IDOM Servicios Integrados

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about NIS 639 million (approximately $185 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”). The Hadera Construction Agreement contains a mechanism for compensation of OPC Hadera in the event that IDOM fails to meet its contractual obligations, up to the amounts that are set forth in the agreement. IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and OPC has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of OPC Hadera’s liabilities.

In October 2018, an addendum to the construction agreement was signed (in this Section – “the Addendum to the Agreement”) whereby the additional amount OPC Hadera was to pay, in the amount of about NIS 43 million (approximately $12 million), in two payments of NIS 21.5 million (approximately $6 million) each, was updated such that the amount of NIS21.5 million (approximately $6 million) was paid to IDOM on February 16, 2019, and the second half will be paid to IDOM on the date of commercial operation, subject to OPC Hadera having a right of offset to this amount in respect of the agreed compensation to which it is entitled to in respect of the delay in the commercial operation. In addition, as part of the Addendum to the Agreement, the parties agreed, among other things, to waive past claims up to signing date of the Addendum to the Agreement. In the Company’s estimation, the commercial operation date of the Hadera Power Plant is expected to be in the second quarter of 2020 – this taking into account the delays that occurred due to defective components that were discovered and the actions required to complete the test‑run.

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction. As at December 31, 2019, Hadera recognized an asset receivable in respect of compensation from the construction contractor of the Hadera Power Plant of NIS 51 million (approximately $15 million) due to said delay. This is recognized as a reduction against Property, plant and equipment, net.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Maintenance agreement between OPC Hadera and General Electric International and GE Global Parts

On June 27, 2016, OPC Hadera entered into a long-term service agreement (hereinafter - “the Service Agreement”) with General Electric International Ltd. (hereinafter - “GEI”) and GE Global Parts & Products GmbH (hereinafter - “GEGPP”), pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC Hadera Power Plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the date of signing the Service Agreement. The cost of the service agreement amounts to approximately $42 million when the consideration will be payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to OPC Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

GEII and GEGPP provided OPC Hadera with a corporate guarantee of their parent company to secure these liabilities, and OPC provided GEII and GEGPP a corporate guarantee, in the amount of $21 million, to secure part of OPC Hadera’s liabilities.

c.	OPC Energy Ltd.

Lease option agreement between OPC and Hadera Paper

On April 2017, OPC signed an option agreement with Hadera Paper, effective from February 9, 2017, with respect to lease of an area measuring about 68,000 sq.m. located proximate to the Hadera Power Plant. The option period commenced on the date of signing of the agreement and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be paid: NIS 500 thousand (approximately $0.1 million) for 2017; NIS 1.5 million (approximately $0.4 million) for 2018; and NIS 3 million (approximately $0.9 million) for each of the years 2019 through 2022 (inclusive). In January 2019, an amendment to the option agreement with Hadera Paper was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, OPC is to pay Hadera Paper NIS 2.2 million (approximately $0.6 million) for 2019, and if OPC exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 0.8 million (approximately $0.2 million). The amendment to the option provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

As part of the agreement, OPC undertook to act to obtain statutory authorisation for advancement of a National Infrastructure Plan for construction of a power plant on the leased area and to pursue advancement and approval of the statutory plan within the option period. OPC is required to notify, at least 90 days prior to the end of each option year, of its intention to extend the option for an additional year. Otherwise, the option will expire at the end of that year. According to the agreement, the option will expire if the National Infrastructure Committee in the Planning Administration refuses to approve the statutory plan and OPC does not initiate legal proceedings in connection with such refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date of transfer of possession of the leasehold (i.e., the exercise date of the option) or the commencement date of commercial operation, as set forth in the agreement, with an option to extend the undertaking. It is further stipulated that the lease agreement will not include a liability limit and that OPC will bear all fees, taxes and payments that are imposed in respect of construction of a power plant on the leasehold.

In October 2019, OPC notified Hadera Paper Mills with respect to extension of the option period for 2020. In December 2019, OPC transferred to O.P.C. Hadera Expansion Ltd. (hereinafter – “Hadera Expansion”), a wholly‑owned subsidiary of the Company, all of the rights under the said option agreement – this being for no consideration and in accordance with Section 104 of the Income Tax Ordinance (New Version). Subsequent to year end, in January 2020, Hadera Expansion paid Hadera Paper Mills option fees in the amount of NIS 3 million (approximately $0.9 million) in respect of 2020.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	OPC Tzomet

Construction agreement with OPC Tzomet and PW Power Systems LLC

In September 2018, OPC Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Tzomet Construction Contractor”), for construction of the Tzomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Tzomet Construction Contractor committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, as amended in December 2019, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from OPC Tzomet (hereinafter – the “Work Commencement Order”). The agreement includes a period of preliminary development work, which commenced in September 2018 (hereinafter – the “Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of a building permit (which was received in January 2020). It is noted that OPC Tzomet is not required to submit a Work Commencement Order and is permitted to conclude the agreement at any one of its stages, subject to certain circumstances stipulated in the agreement. In light of the expected connection date of the Tzomet Power Plant to the electricity grid in accordance with the connection study OPC received in September 2019, which is in the middle of 2022, completion of the construction of the power plant is expected to take place at the end of 2022. OPC Tzomet intends to submit a Work Commencement Order.

In OPC Tzomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided therein. This includes the consideration in respect of the maintenance agreement, as described below.

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Tzomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

Agreement for purchase of available capacity and electricity between OPC Tzomet and IEC

Subsequent to year end, in January 2020, OPC Tzomet signed an agreement for acquisition of available capacity and energy and provision of infrastructure services with IEC, where OPC Tzomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide OPC Tzomet infrastructure services and management services for the electricity system, including back-up services. Pursuant to the agreement, part of the rights and obligations of IEC will be assigned to the System Administrator in the future. The agreement will remain in effect up to the end of the period in which OPC Tzomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license, i.e. up to the end of 20 years from the commercial operation date of Tzomet power plant as part of the Tzomet project. The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if OPC Tzomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator delivered in advance and in writing. OPC Tzomet also committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non-compliance therewith.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Maintenance agreement between OPC Tzomet and PW Power Systems Inc.

In December 2019, OPC Tzomet signed a long‑term service agreement (hereinafter – the “Tzomet Maintenance Agreement”) with PW Power Systems LLC (“PWPS”), for provision of maintenance servicing for the Tzomet Power Plant, for a period of 20 years commencing from the delivery date of the plant. OPC Tzomet is permitted to conclude the Tzomet Maintenance Agreement for reasons of convenience after a period of 5 years from the delivery date. The Tzomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS to the generation units and additional equipment on the site during the period of the agreement (hereinafter in this Section – the “Equipment”). OPC Tzomet is responsible for the current operation and maintenance of the Equipment.

Pursuant to the terms of the agreement, PWPS will provide OPC Tzomet current services, including, among others, an annual examination of the Equipment, engineering support on the site, and a representative of PWPS will be present on the site during the first 18 months of the operation. In addition, the agreement includes provision of access to OPC Tzomet to the inventory the equipment held for rent of PWPS, and in a case of interruptions in the generation, PWPS will provide OPC Tzomet a replacement engine, pursuant to the conditions and in consideration of the amounts stated in the agreement. The agreement includes a mechanism in connection with the performance of the replacement generator.

Pursuant to the terms of the agreement and with the Tzomet Power Plant being a Peaker plant, the rest of the maintenance services, aside from those provided in the agreement, will be acquired based on work orders, that is, the services will be provided by PWPS in accordance with agreement between the parties, at prices that will be agreed upon, or with respect to certain services, based on the prices stipulated in the agreement.

Gas transmission agreement between OPC Tzomet and Israel Natural Gas Lines Ltd.

In December 2019, an agreement was signed between OPC Tzomet and INGL for purposes of transmission of natural gas to the power plant that is being constructed by OPC Tzomet. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of OPC Rotem and OPC Hadera with INGL, as stated above. In OPC’s estimation, the cost of the gas transmission agreement to OPC Tzomet will amount to about NIS 25 million (approximately $7 million) per year.

As part of the agreement, partial connection fees were defined in respect of the connection planning and procurement in a total budgeted amount of NIS 13 million (approximately $4 million). On the signing date of the agreement, OPC provided a corporate guarantee, in the amount of about NIS 11 million (approximately $3 million), in connection with the liabilities of OPC Tzomet in accordance with the agreement. Commencement of performance of the construction work by INGL, prior to receipt of notification from OPC Tzomet with respect to completion of a first withdrawal of money for purposes of execution of the construction work (hereinafter – “the First Withdrawal”), will be conditional on advance notice by INGL to OPC Tzomet and an increase of OPC Tzomet’s guarantees pursuant to that required for coverage of the construction costs. Subsequent to year end, in February 2020, OPC Tzomet delivered a notification to INGL of commencement of execution of the construction work.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

e.	OPC Rotem and OPC Hadera

Gas agreement with Energean

On December 6, 2017, OPC Rotem and OPC Hadera signed an agreement with Energean Israel Ltd. ("Energean"), which has holdings in the Karish and Tanin gas reservoirs (hereinafter - "the gas reservoir"), subject to the fulfillment of suspending conditions). The agreements with OPC Rotem and OPC Hadera are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that OPC Rotem and OPC Hadera are expected to purchase is about 9 BCM (for OPC Rotem and OPC Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, TOP mechanism under which OPC Rotem and OPC Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

The agreements include additional provisions and arrangements for the purchase of natural gas, and with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operational mechanisms.

The agreements are valid for 15 years from the date the agreement comes into effect or until completion of the supply of the total contractual quantity from Energean to each of the subsidiaries (OPC Rotem and OPC Hadera). According to each of the agreements, if after the elapse of 14 years from the date the agreement comes into effect, the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement comes into effect  until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) at the end of 18 years from the date the agreement comes into effect. The agreement includes circumstances under which each party will be entitled to bring the relevant agreement to an end before the end of the contractual period, in case of prolonged non-supply, damage to collateral and more.

The price of natural gas is based on an agreed formula, linked to the electricity generation component and includes a minimum price. The total financial volume of the agreements may reach $1.3 billion (assuming maximum consumption according to the agreements and according to the gas price formula as at the report date), and depends mainly on the electricity generation component and the gas consumption. In January 2018, the agreement was approved by OPC Energy’s shareholders and in November 2018, all pre-conditions for the agreement were fulfilled.

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

In November 2019, an amendment was signed to OPC Rotem’s natural gas movement with Energean whereby the rate of consumption of the gas was accelerated such that the daily and annual contractual gas consumption quantity of OPC Rotem from Energean was increased by 50%, with no change in the total contractual quantity being acquired from Energean. Accordingly, the period of the agreement was updated to the earlier of 10 years or up to completion of supply of the total contractual quantity (in place of the earlier of 15 years or up to completion of supply of the total contractual quantity). Subsequent to year end, in January 2020, OPC Rotem received the decision of the Business Competition Supervisor whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption granted is subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. Subsequent to year end, in March 2020, OPC announced that the conditions to amendment of the agreement were met.

The amendment to the OPC Rotem agreement with Energean and the proposed amendment to the agreements of OPC Rotem and OPC Hadera with Tamar, as stated above, are intended to permit reduction of the quantities of gas being acquired under the agreements with Tamar and increase of the quantities being acquired under the terms of the agreements with Energean, with the goal of reducing the OPC’s weighted‑average gas price. The quantum of the cumulative annual monetary TOP liability of OPC Rotem and OPC Hadera (based on all of their gas contracts) is not expected to increase. Nonetheless, as a practical outcome of acceleration of the consumption under the Energean agreement, with respect to OPC Rotem, the cumulative annual monetary TOP liability of OPC Rotem will increase based on all of its gas contracts. It is noted that the said TOP liability is lower than OPC Rotem’s expected consumption.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Based on the publications of Energean, commercial operation of the Karish reservoir is expected to take place in the first half of 2021. Nonetheless, subsequent to year end, in February 2020, Energean notified OPC that part of the production in its facilities is executed in China and that due to the COVID-19 the Government of China has published restrictions that have an immediate impact on the availability of personnel and on Energean’s resources. Energean sent OPC a notification in accordance with the Act‑of‑God (force majeure) clauses in the agreements with it, and it indicated that at this stage it is not able to determine the said impact on the timetables for the project. Energean also added that when this information becomes known to it, it will provide an estimated forecast of the delay in the commercial operation of the reservoirs (if any) deriving from that stated. To the extent there is a delay in supply of the gas to OPC from the Karish reservoir, OPC will be required to purchase the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plant at the current prevailing gas prices, which are higher than the price stipulated in the Energean agreement.

f.	Inkia Energy Limited (liquidated in July 2019)

Under the share purchase agreement, Inkia agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations are supported by (a) a three-year pledge of shares of OPC which represent 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the sale price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

Note 21 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2019	2018
Authorised and in issue at January, 1	53,827	53,808
Issued for share plan	31	19
Authorised and in issue at December. 31	53,858	53,827

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

In 2019, 31,749 (2018: 19,171) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $16.38 (2018: $21.07) per share.

Capital distribution

In December 2017, Kenon's shareholders approved a capital reduction to permit a distribution to shareholders of a portion of the proceeds received from the sale of Kenon's Latin American and Caribbean power generation and distribution businesses. The capital reduction of up to $750 million was approved by the High Court of the Republic of Singapore on February 20, 2018. Kenon's Board of Directors considered a number of factors in determining the amount of the distribution, including the amount of proceeds from the sale remaining after the repayment of debt, the payment of tax and other expenses, and Kenon's anticipated cash needs after the distribution.

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

D.	Dividends

On November 27, 2018, Kenon announced that its board of directors approved a cash dividend of $1.86 per share (an aggregate amount of approximately $100 million), to Kenon’s shareholders of record as of the close of trading on December 7, 2018, for payment on December 17, 2018.

On November 4, 2019, Kenon announced that its board of directors approved a cash dividend of $1.21 per share (an aggregate amount of approximately $65 million), to Kenon’s shareholders of record as of the close of trading on November 18, 2019, for payment on November 26, 2019.

Note 21 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2019, 2018 and 2017, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2019 is $520 thousand (2018: $404 thousand, 2017: $1 million) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $511 thousand as general and administrative expenses in 2019 (2018: $732 thousand, 2017: $508 thousand).

Note 22 – OPC Energy Ltd’s Initial Public Offering

On August 10, 2017, OPC Energy Ltd (“OPC”) completed the issuance of 31,866,700 ordinary shares on the Tel Aviv Stock Exchange to the public at a price of NIS 12.5 per share (approximately $3.47 per share). The proceeds of the issuance amount to approximately NIS 399 million (approximately $ 111 million), net of issuance costs of NIS 39 million (approximately $11 million). After the completion of the issuance, the public holds 24.2% of OPC’s shares, while the Group’s equity interest was diluted to 75.8% of the total issued shares of OPC. As a result of the dilution, the Group, registered $57 million, net of capital reserves realization, in equity attributable to equity holders and $42 million in non-controlling interest. For subsequent issuance of new shares by OPC, refer to Note 10.A.1.f.

Note 23 – Revenue

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Revenue from sale of electricity	356,648	347,167	349,957
Revenue from sale of steam	16,494	16,095	15,438
Others	331	750	309
	373,473	364,012	365,704

Note 24 – Cost of Sales and Services

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Fuels	138,502	118,698	129,788
Electricity and infrastructure services	101,085	125,623	122,340
Salaries and related expenses	6,661	6,097	5,822
Generation and operating expenses and outsourcing	6,326	6,509	6,432
Insurance	2,360	1,548	1,734
Others	1,102	1,040	1,020
	256,036	259,515	267,136

Note 25 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Payroll and related expenses	10,853	11,399	21,380
Depreciation and amortization	951	607	692
Professional fees	12,806	12,115	20,334
Other expenses	11,244	9,910	13,886
	35,854	34,031	56,292

Note 26 – Financing Income (Expenses), Net

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands

Interest income from bank deposits	2,545	4,360	640
Interest income from deferred payment	15,134	14,166	-
Interest income from associated company	-	8,494	-
Net change in exchange rates	-	1,129	2,259
Other income	-	443	5
Financing income	17,679	28,592	2,904

Interest expenses to banks and others	(22,420)	(30,382)	(59,514)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	(2,743)	-	-
Net change in exchange rates	(2,328)	-	-
Net change in fair value of derivative financial instruments	(1,657)	-	(1,168)
Other expenses	(798)	-	(9,484)
Financing expenses	(29,946)	(30,382)	(70,166)
Net financing expenses recognized in the statement of profit and loss	(12,267)	(1,790)	(67,262)

Note 27 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Current taxes on income
In respect of current year*	2,569	1,878	64,291
In respect of prior years	(18)	(48)	44
Deferred tax income
Creation and reversal of temporary differences	14,124	9,669	8,474
Total taxes on income	16,675	11,499	72,809

No previously unrecognized tax benefits were used in 2017, 2018 or 2019 to reduce our current tax expense.

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

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
(Loss)/profit from continuing operations before income taxes	(5,536)	461,968	(135,636)
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	(941)	78,535	(23,058)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	7,043	18,215	20,924
Income subject to tax at a different tax rate	5,960	2,632	63,446
Non-deductible expenses	5,408	6,752	12,850
Exempt income	(4,714)	(97,664)	(7,006)
Taxes in respect of prior years	(18)	(48)	44
Changes in temporary differences in respect of which deferred taxes are not recognized	-	(4)	4,285
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	3,946	2,883	350
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements	-	-	13
Other differences	(9)	198	961
Taxes on income included in the statement of profit and loss	16,675	11,499	72,809

Note 27 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Other*	Total
	$ Thousands
Balance of deferred tax asset (liability) as at January 1, 2018	(90,168)	35,449	1,531	(53,188)
Changes recorded on the statement of profit and loss	4,532	(14,695)	494	(9,669)
Changes recorded in other comprehensive income	-	-	(104)	(104)
Translation differences	6,577	(2,064)	13	4,526
Balance of deferred tax asset (liability) as at December 31, 2018	(79,059)	18,690	1,934	(58,435)
Changes recorded on the statement of profit and loss	2,843	(17,213)	246	(14,124)
Changes recorded in other comprehensive income	-	-	252	252
Change as a result of sale of subsidiary	-	-	10	10
Translation differences	(6,589)	1,041	(202)	(5,750)
Balance of deferred tax asset (liability) as at December 31, 2019	(82,805)	2,518	2,240	(78,047)

*	This amount includes deferred tax arising from derivative instruments, intangibles, undistributed profits, non-monetary items and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2019	2018
	$ Thousands
As part of non-current assets	1,516	632
As part of non-current liabilities	(79,563)	(59,067)
	(78,047)	(58,435)

Income tax rate in Israel is 23%, 23% and 24% for the years ended December 31, 2019 and December 31, 2018 and 2017, respectively.

Note 27 – Income Taxes (Cont’d)

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

As a result of reducing the tax rate to 23%, the deferred tax balance as at December 31, 2019 and 2018 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the years 2017 and 2018), at the tax rate expected to apply on the reversal date.

3.	Tax and deferred tax liabilities not recorded

As at December 31, 2019 and 2018, deferred tax liabilities in the amount of approximately $37 million (2018: $31 million) in respect of temporary differences in the amount of approximately $162 million (2018: $125 million) relating to investment in subsidiaries were not recognized since there is no firm decision whether to sell these subsidiaries, and there is no plan to sell them in the foreseeable future.

Pursuant to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

	As at December 31,
	2019	2018
	$ Thousands
Losses for tax purposes	35,041	20,817
Deductible temporary differences	3,584	652
	38,625	21,469

4.	Tax in Singapore

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:

•	Accrued in or derived from Singapore; or
•	Received in Singapore from outside of Singapore.

Certain categories of foreign sourced income including,

•	dividend income;
•	trade or business profits of a foreign branch; or
•	service fee income derived from a business, trade or profession carried on through a fixed place of operation in a foreign jurisdiction may be exempted from tax in Singapore.

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.
The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the "subject to tax" condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the "subject to tax" condition as having been met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Note 27 – Income Taxes (Cont’d)

Extension of safe habour under Singapore Budget 2016

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 (extended from May 31, 2017 to May 31, 2022) are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. Subsequent to year end, under the Singapore Budget 2020, the safe harbor rule was extended to beyond its current sunset of May 31, 2022. The extended safe harbor end-date has not yet been formally legislated. Further details are expected to be released by the end of June 2020.

Note 28 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(Loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
(Loss)/profit for the year attributable to Kenon’s shareholders	(13,359)	434,213	236,590

Profit/(loss) for the year from discontinued operations (after tax)	24,653	(5,631)	476,565
Less: NCI	-	-	(24,928)
Profit/(loss) for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	24,653	(5,631)	451,637

(Loss)/profit for the year from continuing operations attributable to Kenon’s shareholders	(38,012)	439,844	(215,047)

B.	Number of ordinary shares

	For the year ended December 31,
	2019	2018	2017
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,856	53,826	53,761

Note 29 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Inkia, a wholly-owned subsidiary of IC Power completed the sale of its Latin American and Caribbean businesses to ISQ, an infrastructure private equity firm.

The sale generated proceeds of approximately $1,332 million consisting of $1,110 million proceeds paid by ISQ plus retained unconsolidated cash at Inkia of $222 million. This reflects the base sale price of $1,177 million after certain adjustments, including estimated working capital, debt and cash at closing. The sale price was subject to adjustments, including a final adjustment based on actual working capital, debt and cash amounts as of the closing date. As part of the transaction, ISQ assumed Inkia’s $600 million of bonds, which were issued in November and December 2017. At the date of closing, ISQ paid $935 million and entered into a four-year $175 million deferred payment obligation accruing 8% interest payable in kind.

In addition, Kenon’s subsidiaries are entitled to receive payments in connection with certain claims held by companies within Inkia’s businesses. In 2018, a loss of $5.6 million was recognized, net of taxes payable in relation to adjustments to the sale price as mentioned above, in discontinued operations.

In 2019, one of Kenon’s subsidiaries received a favorable award in a commercial arbitration proceeding relating to retained claims from the sale of the Inkia business in December 2017, as mentioned above. An amount of $25 million, net of taxes, was recognized in discontinued operations.

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	$ Thousands
Revenue	-	-	1,777,232
Cost of sales and services (excluding depreciation and amortization)	-	-	(1,235,214)
Depreciation and amortization	-	-	(135,733)
Gross profit	-	-	406,285
Profit before income taxes	-	-	152,280
Recovery of retained claims	30,000	5,340	-
Income taxes (1)	(5,347)	(10,971)	(73,141)
(Loss)/profit after income taxes	24,653	(5,631)	79,139
Gain on sale of discontinued operations	-	-	529,923
Tax on gain/loss on sale of discontinued operations	-	-	(132,497)
Profit/(loss) from discontinued operations	24,653	(5,631)	476,565

Net cash flows provided by operating activities	-	-	319,637
Net cash flows provided by/(used in) investing activities	24,567	(155,361)	816,544
Net cash flows used in financing activities	-	-	(103,524)
Cash and cash equivalents provided by/(used in) discontinued operations	24,567	(155,361)	1,032,657

(1)	Additional taxes mainly relates to the sale by IC Power of its Latin American and Caribbean businesses and tax on retained claims.

Note 30 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC	Quantum	Others	Total
	$ Thousands
2019
Revenue	373,142	-	331	373,473

Profit/(loss) before taxes	48,513	(44,626)	(9,423)	(5,536)
Income Taxes	(14,147)	-	(2,528)	(16,675)
Profit/(loss) from continuing operations	34,366	(44,626)	(11,951)	(22,211)

Depreciation and amortization	31,141	-	951	32,092
Financing income	(1,930)	(242)	(15,507)	(17,679)
Financing expenses	28,065	-	1,881	29,946
Other items:
Recovery of financial guarantee	-	(11,144)	-	(11,144)
Fair value loss on put option	-	18,957	-	18,957
Share in losses of associated companies	-	37,055	4,375	41,430
	57,276	44,626	(8,300)	93,602

Adjusted EBITDA	105,789	-	(17,723)	88,066

Segment assets	1,000,329	71,580	247,155	1,319,064
Investments in associated companies	-	105,040	84,270	189,310
				1,508,374
Segment liabilities	761,866	-	34,720	796,586

	OPC	Quantum	Others	Adjustments	Total
	$ Thousands
2018
Revenue	363,262	-	750	-	364,012

Profit/(loss) before taxes	36,499	456,854	(31,385)		461,968
Income Taxes	(10,233)	-	(1,266)	-	(11,499)
Profit/(loss) from continuing operations	26,266	456,854	(32,651)	-	450,469

Depreciation and amortization	29,809	-	607		30,416
Financing income	(2,031)	(10,371)	(48,430)	32,240	(28,592)
Financing expenses	27,219	2,003	33,400	(32,240)	30,382
Other items:
Write back of financial guarantee	-	(62,563)	-	-	(62,563)
Gain on third party investment in Qoros	-	(504,049)	-	-	(504,049)
Fair value loss on put option	-	39,788	-	-	39,788
Share in losses of associated companies	-	78,338	26,919	-	105,257
	54,997	(456,854)	12,496	-	(389,361)

Adjusted EBITDA	91,496	-	(18,889)	-	72,607

Segment assets	893,162	91,626	239,550	-	1,224,338
Investments in associated companies	-	139,184	91,596	-	230,780
					1,455,118
Segment liabilities	700,452	-	38,948	-	739,400

Note 30 – Segment, Customer and Geographic Information (Cont’d)

	OPC	Quantum	Others	Adjustments	Total
	$ Thousands
2017
Revenue	365,395	-	309	-	365,704

Profit/(loss) before taxes	22,708	(127,526)	(30,818)	-	(135,636)
Income Taxes	(8,945)	-	(63,864)	-	(72,809)
Profit/(loss) from continuing operations	13,763	(127,526)	(94,682)	-	(208,445)

Depreciation and amortization	30,102	-	692	-	30,794
Financing income	(1,088)	-	(13,230)	11,414	(2,904)
Financing expenses	33,753	6,328	41,499	(11,414)	70,166
Other items:
Share in losses/(income) of associated companies	-	121,198	(10,533)	-	110,665
Write back of impairment of investments	-	-	(28,758)	-	(28,758)
	62,767	127,526	(10,330)	-	179,963

Adjusted EBITDA	85,475	-	(41,148)	-	44,327

Segment assets	939,809	15,654	1,448,700	-	2,404,163
Investments in associated companies	-	1,694	120,000	-	121,694
					2,525,857
Segment liabilities	742,692	75,081	656,737	-	1,474,510

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2019		2018		2017
Customer	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	80,861	21.65%	61,482	16.89%	50,461	13.80%
Customer 2	76,653	20.52%	74,019	20.33%	75,757	20.72%
Customer 3	56,393	15.10%	54,639	15.01%	53,617	14.66%
Customer 4	48,724	13.05%	42,487	11.67%	*	*
Customer 5	39,904	10.68%	39,276	10.79%	38,223	10.45%

(*)    Represents an amount less than 10% of revenue.

Note 30 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
Israel	373,142	363,262	365,395
Others	331	750	309
Total revenue	373,473	364,012	365,704

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2019	2018
	$ Thousands
Israel	668,808	636,256
Others	67	138
Total non-current assets	668,875	636,394

* Composed of property, plant and equipment and intangible assets.

Note 31 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 Related Party Disclosures and include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

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

B.	Transactions with directors and officers (Kenon's directors and officers):
B. Key management personnel compensation

	For the year ended December 31,
	2019	2018
	$ Thousands

Short-term benefits	1,839	2,475
Share-based payments	511	732
	2,350	3,207

Note 31 – Related-party Information (Cont’d)

C.	Transactions with related parties (excluding associates):

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
Sale of electricity	78,362	80,269	102,443
Sale of gas	-	6,868	31,296
Other (income)/expenses, net	(63)	393	331
Financing expenses, net	1,256	2,091	18,444
Repayment of loan to Ansonia	-	(77,085)	-
Repayment of loan to IC	-	(239,971)	-

D.	Transactions with associates:

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
Finance income, net	-	8,494	-
Other income, net	66	140	198

Balances with related parties:

	As at December 31,		As at December 31,
	2019		2018
	Other related parties *	Total	Other related parties *	Total
	$ Thousands		$ Thousands
Trade receivables	7,603	7,603	7,041	7,041

Loans and Other Liabilities
In US dollar or linked thereto	(156,431)	(156,431)	(1,481)	(1,481)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	Regarding the convertible loan from Ansonia to Quantum, see Note 9.B.b.5.

F.	Gas Sale Agreement with ORL, see Note 20.B.a.

Note 32 – Financial Instruments

A.	General

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

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at year end was:

	As at December 31,
	2019	2018
	$ Thousands
	Carrying amount
Cash and cash equivalents	147,153	131,123
Short-term and long-term deposits and restricted cash	110,904	98,578
Trade receivables and other assets	332,931	325,008
Short-term and long-term derivative instruments	2,293	726
	593,281	555,435

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed these expected credit loss on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as at year end, by geographic region was as follows:

	As at December 31,
	2019	2018
	$ Thousands
Israel	39,271	35,291
Other regions	50	257
	39,321	35,548

Note 32 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31
	2019	2018
	$ Thousands	$ Thousands
Not past due	39,321	35,438
Past due up to 3 months	-	87
Past due more than one year	-	23
	39,321	35,548

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2019
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	36,007	36,007	36,007	-	-	-
Other current liabilities	9,099	9,099	9,099	-	-	-
Lease liabilities including interest *	6,070	9,547	1,147	1,258	1,807	5,335
Debentures (including interest payable) *	81,847	105,203	12,576	13,246	26,680	52,701
Loans from banks and others including interest *	540,721	722,727	61,826	60,516	181,718	418,667
	673,744	882,583	120,655	75,020	210,205	476,703

*	Includes current portion of long-term liabilities.

	As at December 31, 2018
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	47,672	47,672	47,672	-	-	-
Other current liabilities	5,885	5,885	5,885	-	-	-
Debentures (including interest payable) *	78,409	103,561	6,555	11,596	30,910	54,500
Loans from banks and others including interest *	538,209	699,563	41,646	56,446	165,829	435,642
	670,175	856,681	101,758	68,042	196,739	490,142

*	Includes current portion of long-term liabilities.

Note 32 – Financial Instruments (Cont’d)

D.	Market risks

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

a.          Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2019
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.70%	2031	242,666	(2,853)
Interest exchange contract	CPI	1.76%	2036	106,754	(1,372)

For additional details, please refer to Note 16.E.

Note 32 – Financial Instruments (Cont’d)

b.          Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2019
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	100,529	-	1,633
Short-term deposits and restricted cash	33,497	-	55
Trade receivables	39,003	-	50
Other current assets	965	-	15,992
Long-term deposits and restricted cash	73,192	-	-
Other non-current assets	-	-	55,575
Total financial assets	247,186	-	73,305

Trade payables	8,888	-	10,237
Other current liabilities	2,989	6,229	395
Loans from banks and others and debentures	147,792	474,775	518
Total financial liabilities	159,669	481,004	11,150

Total non-derivative financial instruments, net	87,517	(481,004)	62,155
Derivative instruments	-	(4,225)	-
Net exposure	87,517	(485,229)	62,155
	As at December 31, 2018
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	86,896	-	2,778
Short-term investments, deposits and loans	27,638	-	55
Trade receivables	35,291	-	44
Other receivables	286	-	26
Long-term deposits and loans	48,490	-	-
Other non-current assets	-	-	65,668
Total financial assets	198,601	-	68,571

Trade payables	23,774	-	9,968
Other payables	2,215	-	811
Loans from banks and others and debentures	163,162	450,571	-
Total financial liabilities	189,151	450,571	10,779

Total non-derivative financial instruments, net	9,450	(450,571)	57,792
Derivative instruments	-	-	90,184
Net exposure	9,450	(450,571)	147,976

Note 32 – Financial Instruments (Cont’d)

c.          Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2019
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(1,601)	(863)	863	1,601
CPI	(26,640)	(13,320)	10,524	10,914

	As at December 31, 2018
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(35,582)	(18,658)	18,658	35,582
CPI	(25,875)	(12,937)	10,222	10,600

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

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2019	2018
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	72,958	55,027
Financial liabilities	(621,754)	(586,334)
	(548,796)	(531,307)

Variable rate instruments
Financial assets	131,073	102,392

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

	As at December 31, 2019
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	1,311	(1,311)

	As at December 31, 2018
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	1,024	(1,024)

E.	Fair value

(1)          Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments. In addition, fair value disclosure of lease liabilities is not required.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2019
	Carrying amount	Fair value
	$ Thousands
Liabilities
Non-convertible debentures	81,847	93,930
Long-term loans from banks and others (excluding interest)	540,350	649,100

	As at December 31, 2018
	Carrying amount	Fair value
	$ Thousands
Non-convertible debentures	78,409	80,998
Long-term loans from banks and others (excluding interest)	508,203	555,570

The fair value is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

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

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 32.D.1 for further details.

Level 3 financial instrument measured at fair value

	As at	As at
	December 31, 2019	December 31, 2018
	Level 3	Level 3
	$ Thousands	$ Thousands
Assets
Qoros put option	71,146	90,103

(3)          Data and measurement of the fair value of financial instruments at Level 2 and 3

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

•
Expected volatility in the range of 27.3% to 33.9% was based on the historical weekly volatility of comparable companies for a period of 3.26 years (remaining contractual term of the put option, as of the valuation date).

•	Expected dividend yield is 0% as no dividend distribution is expected in the foreseeable future.

Note 32 – Financial Instruments (Cont’d)

•
The credit risk adjustment was calculated using a recovery rate of 40% (common assumption of market participants) and credit spreads based on traded corporate bonds which have credit ratings of AA for a similar time to maturity as the put option.

The following table shows the valuation techniques used in measuring Level 2 and Level 3 fair values as at December 31, 2019 and 2018, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Put Options	The Group applies standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.	The group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase(decrease) if: - the volatility is higher (lower) - the credit risk is lower (higher)
Interest Exchange Contracts	The Group applies standard valuation techniques using discounted cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.	Not applicable	Not applicable
Foreign Exchange Forwards
The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.
		Not applicable	Not applicable
Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable
Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

Note 33 – Subsequent Events

1.	COVID-19

Impact on OPC

On March 11, 2020, OPC announced that the EPC contractor of the Hadera power plant had notified OPC that due to the quarantine instructions and limitations over entering the State of Israel as a result of the spread of COVID-19, the EPC contractor expcts a delay in the arrival of a foreign technical team required for the completion of the acceptance tests of the Hadera power plant, and as a result, a delay in the completion of such tests. At this stage, OPC cannot estimate the duration of the delay, if any, in the commercial operation of the Hadera power plant.

In addition, the maintenance contractor of the Rotem power plant notified OPC that the limitations over entering the State of Israel and quarantine instructions may delay or negatively impact the planned maintenance treatment of the Rotem power plant, which was previously planned for April 2020. OPC estimates that a deferral of the maintenance work (if such would occur), would not have a significant impact on the Rotem power plant’s operations.

Both contractors stated that the circumstances described above constitutes a force majeure under the agreements with OPC.

The COVID-19 outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, supply chain interruptions and overall economic and financial market instability. Further spread of COVID-19 could cause additional quarantines, reduction in business activity and consumption in the Israeli market, labor shortages and other operational disruptions. The full impact of this outbreak on OPC will depend on future developments, including continued or further severity of the outbreak of the coronavirus, the extent the virus spreads to other regions, including Israel, and the actions to contain COVID-19 or treat its impact which are outside of OPC’s control.

Impact on ZIM

The recent escalation of the COVID-19 outbreak adds to short-term downside risks at ZIM. While the effects of COVID-19 are difficult to assess or predict and, despite ZIM taking steps to mitigate the financial effect, the extent to which COVID-19 may impact ZIM’s future results, financial position, liquidity and the risk of deviation from financial covenants is uncertain and will depend on future developments, including the volumes of trades and freight rates, which are influenced by the duration and spread of the outbreak. An estimate of the financial effect cannot be made at this time.

2.	Qoros

A.
In April 2020, Kenon completed the sale of half of its remaining interest in Qoros (i.e.12%) to the New Qoros Investor (as decribed in Note 9.B.b.3) and received full payment of RMB1,560 million (approximately $220 million). As a result, Kenon now holds a 12% interest in Qoros, the New Qoros Investor holds 63% and Chery owns 25%.

Following the completion of the sale, the New Qoros Investor was required to assume its share of Qoros bank guarantee obligations. As a result, Kenon’s back-to-back guarantee obligations were reduced to approximately $23 million. Kenon is in the process of being further released from part of its proportionate share of back-to-back guarantees, share pledges and cash collateral to Chery (reflecting the reduction in Kenon’s equity ownership of Qoros following the sale) (refer to Note 9.B.b.6.g for further details).

3.	OPC

A.
On February 19, 2020, the EA published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – the “Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the EA indicates (in the notes to the Decision that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (“Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision will commence from September 1, 2020. According to the Decision, the said amendment will apply to OPC Rotem after determination of supplemental arrangements for OPC Rotem, which as at the date of the report had not yet been determined. OPC is studying the Decision and will formulate a position regarding the required supplementary arrangements. Therefore, as at the date of the Report, there is no certainty regarding the extent of the impact of the unfavorable impact of the Decision, if any, on OPC’s activities.

Note 33 – Subsequent Events (Cont’d)

B.
In January 2020, OPC Hadera submitted a request to the EA for extension of the commercial operation date stated in its conditional license. In March 2020, the EA approved the extension of OPC Hadera’s conditional license by an additional 12 months to Q1 2021.

In February 2020, Hadera contacted Hadera’s Lenders with a request to extend the final date for commercial operation stipulated in the Hadera Financing Agreement up to the end of June 2020. In March 2020, the approval was received.

C.
In April 2020, OPC issued NIS400 million (approximately $113 million) of bonds (Series B), which were listed on the Tel Aviv Stock Exchange. The bonds bear annual interest at the rate of 2.75% and are repayable every six months, commencing on September 30, 2020 (on March 31 and September 30 of every calendar year) through September 30, 2028. In addition, an unequal portion of principal is repayable every six months. The principal and interest are linked to an increase in the Israeli consumer product index of March 2020 (as published on April 15, 2020). The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.
By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Chief Executive Officer

Date: April 30, 2020

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

2.3*	Description of Securities registered under Section 12 of the Exchange Act
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
4.7
Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.22 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.8
Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.23 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.9
The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.24 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.10
Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.11
Deferred Payment Agreement, dated December 28, 2017, among Nautilus Energy Topco LLC, as Payee, ISQ Global Infrastructure Fund II, L.P., as Guarantor and Inkia Energy Limited, as Payor (Incorporated by reference to Exhibit 4.15 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.12*	Amendment No. 1 to Deferred Payment Agreement, dated December 19, 2019, between Nautilus Energy Topco LLC, as Payee, and Kenon Holdings Limited, as Payor
4.13
Amended and Restated Pledge Agreement, dated February 15, 2018, between Kenon Holdings Ltd. and Nautilus Inkia Holdings LLC (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.14
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.15
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.16
Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders[2] (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 8, 2019)[2]

8.1*	List of subsidiaries of Kenon Holdings Ltd.

Exhibit Number	Description of Document
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.
15.2*	Consent of Deloitte, Inc., Independent Registered Public Accounting Firm of the Combined Entities (Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A.)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

(2)	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.