Form 20-F
period 2020-12-31
Kenon Holdings Ltd.
filed 2021-04-19
CIK 1611005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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
	1 Temasek Avenue #37-02B Millenia Tower Singapore 039192 +65 6351 1780

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

53,871,159 shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting	Other ☐
Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☒

TABLE OF CONTENTS

PART I
ITEM 1.	Identity of Directors, Senior Management and Advisers		8
	A.	Directors and Senior Management	8
	B.	Advisers	8
	C.	Auditors	8
ITEM 2.	Offer Statistics and Expected Timetable		8
ITEM 3.	Key Information		8
	A.	Reserved	8
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8
ITEM 4.	Information on the Company		41
	A.	History and Development of the Company	41
	B.	Business Overview	41
	C.	Organizational Structure	99
	D.	Property, Plants and Equipment	100
ITEM 4A.	Unresolved Staff Comments		100
ITEM 5.	Operating and Financial Review and Prospects		100
	A.	Operating Results	108
	B.	Liquidity and Capital Resources	113
	C.	Research and Development, Patents and Licenses, Etc.	126
	D.	Trend Information	127
	E.	Off-Balance Sheet Arrangements	128
	F.	Tabular Disclosure of Contractual Obligations	128
	G.	Safe Harbor	128
ITEM 6.	Directors, Senior Management and Employees		129
	A.	Directors and Senior Management	129
	B.	Compensation	131
	C.	Board Practices	131
	D.	Employees	134
	E.	Share Ownership	135
ITEM 7.	Major Shareholders and Related Party Transactions		135
	A.	Major Shareholders	135
	B.	Related Party Transactions	136
	C.	Interests of Experts and Counsel	137
ITEM 8.	Financial Information		137
	A.	Consolidated Statements and Other Financial Information	137
	B.	Significant Changes	137
ITEM 9.	The Offer and Listing		137
	A.	Offer and Listing Details.	137
	B.	Plan of Distribution	137
	C.	Markets	137
	D.	Selling Shareholders	137
	E.	Dilution.	137
	F.	Expenses of the Issue	137

i

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated company, collectively, as the context may require, including:

•	OPC Energy Ltd. (“OPC”), an owner, developer and operator of power generation facilities in the Israeli and United States power markets, in which Kenon has a 58.2% interest;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon, through its 100%-owned subsidiary Quantum (as defined below), has a 12% interest;

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has an approximately 28% interest; and

•
“CPV” means the CPV Group (i.e. Power Holdings LP (a limited partnership established under Delaware law), Competitive Power Ventures Inc. (a company incorporated under Delaware law) and CPV Renewable Energy Company Inc.), a business engaged in the development, construction and management of power plants running conventional energy (powered by natural gas) and renewable energy in the United States, which was acquired from Global Infrastructure Management, LLC in January 2021 by CPV Group LP, an entity in which OPC holds a 70% interest.

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

•
“IC Green” means IC Green Energy Ltd., an Israeli corporation and a wholly-owned subsidiary of Kenon, which held Kenon’s equity interests in Primus and previously held Kenon’s equity interest in HelioFocus;

•
“IEC” means Israel Electric Corporation, a government-owned entity, which generates and supplies the majority of electricity in Israel, transmits and distributes all of the electricity in Israel, acts as the system operator of Israel’s electricity system, determines the dispatch order of generation units, grants interconnection surveys, and sets spot prices, among other roles;

•	“Inkia Business” means Inkia’s Latin American and Caribbean power generation and distribution businesses, which were sold in December 2017;

•	“Kallpa” means Kallpa Generación SA, a company within the Inkia Business. Kallpa was owned by Inkia until December 2017;

•	“Majority Shareholder in Qoros” means the China-based investor related to the Baoneng Group that holds 63% of Qoros;

•	“OPC-Hadera” is the trade name of Advanced Integrated Energy Ltd., an Israeli corporation, in which OPC has a 100% interest;

•	“OPC-Rotem” means O.P.C. Rotem Ltd., an Israeli corporation, in which OPC has an 80% interest;

•	“our businesses” shall refer to each of our subsidiaries and associated company, collectively, as the context may require;

•	“Primus” refers to Primus Green Energy, Inc. In 2020, Primus changed its name to ICG Energy, Inc and was transferred to OPC in 2021;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Kenon and which is the direct owner of our interest in Qoros;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

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

Additionally, this annual report uses the following conventions for OPC and ZIM:

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

•
“Energy Center” means OPC Hadera’s boilers and a steam turbine. The Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply for steam and its turbine is not currently operating and is not expected to operate with generation of more than approximately 16MW;

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

FINANCIAL INFORMATION

We produce financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, or IFRS, and all financial information included in this annual report is derived from our IFRS financial statements, except as otherwise indicated. In particular, this annual report contains certain non-IFRS financial measures which are defined under “Item 5 Operating and Financial Review and Prospects” and “Item 4.B Business Overview—Our Businesses—OPC.”

Our consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2020, 2019 and 2018 and the consolidated statements of financial position as of December 31, 2020 and 2019. We present our consolidated financial statements in U.S. Dollars.

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

The financial information presented herein with respect to Qoros has not been audited and is based on Qoros' management accounts.

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely EBITDA, as defined under “Item 5 Operating and Financial Review and Prospects” and “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of our, or our subsidiaries’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

v

MARKET AND INDUSTRY DATA

Certain information relating to the industries in which each of our subsidiaries and associated companies operate and their position in such industries used or referenced in this annual report were obtained from internal analysis, surveys, market research, publicly available information and industry publications. Unless otherwise indicated, all sources for industry data and statistics are estimates or forecasts contained in or derived from internal or industry sources we believe to be reliable. Market data used throughout this annual report was obtained from independent industry publications and other publicly available information. Such data, as well as internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. In addition, in certain cases we have made statements in this annual report regarding the industries in which each of our subsidiaries and associated company operate and their position in such industries based upon the experience of our businesses and their individual investigations of the market conditions affecting their respective operations. We cannot assure you that any of these statements are accurate or correctly reflect the position of subsidiaries and associated company in such industries, and none of our internal surveys or information has been verified by independent sources.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and reflects our current expectations and views of the quality of our assets, our anticipated financial performance, our future growth prospects, the future growth prospects of our businesses, the liquidity of our ordinary shares, and other future events. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts and are principally contained in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

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

•
the expected cost and timing of commencement and completion of development and construction of CPV’s construction and development projects and the Tzomet project, as well as the anticipated installed capacities and expected performance (e.g., efficiency) of such projects, including the license and approvals for the development of the project, financing and the expected payment of the remaining consideration;

•	expected macroeconomic trends in Israel and the US, including the expected growth in energy demand;

•	potential expansions (including new projects or existing projects);

•	its gas supply agreements;

•	its strategy;

•	its dividend policy;

•	expected trends in energy consumption;

•	regulatory trends;

•	its anticipated capital expenditures, and the expected sources of funding for capital expenditures;

•	projections and expected trends in the electricity market in Israel and the US; and

•	the price and volume of gas available to OPC and other IPPs in Israel and the US;

•	with respect to Qoros:

•	Qoros’ expectation to renew or refinance its working capital facilities to support its continued operations and development;

•	statements with respect to trends in the Chinese passenger vehicle market;

•	Qoros’ expectation of pricing trends in the Chinese passenger vehicle market;

•	Qoros’ ability to increase its production capacity;

•
statements relating to the investment by the Majority Shareholder in Qoros into Qoros, including the put option and the Majority Shareholder in Qoros’ obligation to assume its proportionate share of Kenon and Chery’s guarantee and pledge obligations;

•
statements relating to the agreement to sell Kenon's remaining interest in Qoros to the Majority, including with respect to the timing for payments and the conditions to me in connection with the sale including the release of the pledge over Kenon’s shares in Qoros; and

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

•
statements with respect to International Maritime Organization, or IMO, regulations which came into effect in 2020 (“IMO 2020”) and other regulations, including the expected effects of such regulations;

•	statements regarding the 2M Alliance and expected benefits of the alliance;

•	statements with respect to ZIM’s dividend policy; and

•
trends related to market conditions and the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices and charter/freights rates, including as a result of the COVID-19 pandemic.

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

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Kenon may also seek to raise financing at the Kenon level to meet its obligations. Kenon is currently restricted in raising indebtedness at the Kenon level pursuant to the limitations set forth in the side letter described under “—Side letter Entered into in connection with the Repayment of the Deferred Payment Agreement. In the event that funds from its businesses or external financing are not available to meet such obligations on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited, particularly in light the various pledges over the shares and assets of some of Kenon’s businesses. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet Kenon’s obligations.

Kenon has provided loans and guarantees and made equity investments to support its businesses, such as investments in and guarantees of debt relating to Qoros and investments in OPC, and may provide additional loans to or make other investments in or provide guarantees in support of its businesses. Kenon’s liquidity requirements will increase to the extent it makes further loans or other investments in or grants additional guarantees to support its businesses. Third party financing sources for Kenon’s businesses may require Kenon to guarantee an individual business’ indebtedness and/or provide collateral, including collateral via a cross-collateralization of assets across businesses (i.e., pledging shares or assets of one of our businesses to secure debt of another of our businesses). To the extent Kenon guarantees an individual business’ indebtedness, it may divert funds received from one business to another business. We may also sell some or all of our interests in any of our businesses to provide funding for another business. Additionally, if we cross-collateralize certain assets in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations. Furthermore, if Kenon provides any of its businesses with additional capital, provides any third parties with indemnification rights or a guarantee, and/or provides additional collateral, including via cross-collateralization, this could reduce our liquidity. For further information on the capital resources and requirements of each of our businesses, see “Item 5.B Liquidity and Capital Resources.”

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

Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses. The availability of such financing and the terms thereof will be impacted by many factors, including: (i) our financial performance, (ii) credit ratings or absence of a credit rating, (iii) the liquidity of the overall capital markets, and (iv) the state of the economy. There can be no assurance that Kenon or its businesses will be able to access the capital markets on acceptable terms or at all. If Kenon or its businesses deems it necessary to access financing and is unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity.

We are subject to volatility in the capital markets.

Our strategy may include sales or distributions of our interests in our businesses. For example, in August 2017, OPC completed an initial public offering, or IPO, in Israel, and a listing on the TASE, and in February 2021, ZIM completed an IPO on the New York Stock Exchange, or NYSE. Our ability to complete a public offering, distribution or listing of one or more of our businesses is heavily dependent upon the public equity markets.

As our holdings in OPC and ZIM securities of our business are publicly traded (and to the extent any of our other holdings in companies are listed in the future), we are exposed to risks of downward movement in market prices. In addition, large holdings of securities can often be disposed only over a substantial length of time. Accordingly, under certain conditions, we may be forced to either sell our equity interest in a particular business at lower prices than expected to realize or defer such a sale, potentially for a long period of time.

We have pledged a portion of our shares in OPC to secure obligations to the buyer of the Inkia Business under the indemnification obligations in the share purchase agreement for the sale, and in 2020 we increased the number of pledged shares and the duration of the pledge until the end of 2021. To the extent that we are required to make payments under the indemnity obligation in the share purchase agreement, we may be required to sell shares in OPC and we would be subject to market conditions at the time of such sale (and the TASE regulations in relation to such sale) which could mean that we are forced to sell our shares for a lower price than we would otherwise be able to do so, particularly if we need to sell a significant amount of shares. If we do not make required payments in the event we are required to make payments under the share purchase agreement, then, in certain circumstances, the pledge can be enforced to satisfy the indemnity obligations, which would result in a loss of some or all of the pledged OPC shares.

In connection with ZIM’s IPO, we have entered into a lockup agreement with respect to our shares in ZIM which expires on July 26, 2021, so we will unlikely be able to sell or otherwise dispose of our shares in ZIM prior to that date, subject to limited exceptions.

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

In addition, as Kenon’s businesses are legally distinct from it and will generally be required to service their debt obligations before making distributions to Kenon, Kenon’s ability to access such cash flows from its businesses may be limited in some circumstances and it may not have the ability to cause its subsidiaries and associated companies to make distributions to Kenon, even if they are able to do so. Additionally, the terms of existing and future joint venture, financing, or cooperative operational agreements and/or the laws and jurisdictions under which each of Kenon’s businesses are organized may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to Kenon.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which each respective company is incorporated, there may be numerous and significant tax or other legal restrictions on the ability of Kenon’s businesses to remit funds to us, or to remit such funds without incurring significant tax liabilities or incurring a ratings downgrade.

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

The Majority Shareholder in Qoros holds 63% of Qoros and Kenon and Chery have 12% and 25% stakes in Qoros, respectively. Kenon can appoint two of nine Qoros directors. Although we still actively participate in the management of Qoros through our 12% interest and board representatives, our right to control Qoros decreased with the Majority Shareholder in Qoros’ investments in Qoros. For further information, see “Item 4.B Business Overview—Our Businesses—Qoros —Qoros’ Investment Agreement” and “Item 4.B Business Overview—Our Businesses—Qoros—Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros.”

In addition, we rely on the internal controls and financial reporting controls of our businesses and the failure of our businesses to maintain effective controls or to comply with applicable standards could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements requires the prompt receipt of financial statements that comply with applicable accounting standards and legal requirements from each of our subsidiaries and associated company, some of whom rely on the prompt receipt of financial statements from each of their subsidiaries and associated company. Additionally, in certain circumstances, we may be required to file with our annual report on Form 20-F, or a registration statement filed with the SEC, financial information of associated companies which has been audited in conformity with SEC rules and regulations and relevant audit standards. We may not, however, be able to procure such financial statements, or such audited financial statements, as applicable, from our subsidiaries and associated companies and this could render us unable to comply with applicable SEC reporting standards.

Our businesses are leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2020, OPC had $921 million of outstanding indebtedness, ZIM had outstanding indebtedness of approximately $1.9 billion and Qoros had external loans and borrowings of RMB3.3 billion (approximately $512 million) and loans and other advances from parties related to the Majority Shareholder of RMB5.3 million (approximately $809 million).

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

Our businesses will generally have to service their debt obligations before making distributions to us or to any other shareholder. In addition, many of the financing agreements relating to the debt facilities of our operating companies contain covenants and limitations, including the following:

•	leverage ratio;
•	minimum equity;
•	debt service coverage ratio;
•	limits on the incurrence of liens or the pledging of certain assets;
•	limits on the incurrence of subsidiary debt;
•	limits on the ability to enter into transactions with affiliates, including us;
•	minimum liquidity and fixed charge cover ratios;
•	limits on the ability to pay dividends to shareholders, including us;
•	limits on the ability to sell assets; and
•	other non-financial covenants and limitations and various reporting obligations.

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

In addition, we have back-to-back guarantee obligations to Chery of approximately $17 million and have pledged substantially all of our interest in Qoros to support certain Qoros debt, as well as Chery’s guarantees of Qoros debt.

We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros and the agreement to sell all of Kenon's remaining interest in Qoros

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery. The investment was made pursuant to an investment agreement among the Majority Shareholder in Qoros, Quantum, Wuhu Chery Automobile Investment Co., Ltd. (a subsidiary of Chery), or Wuhu Chery, and Qoros. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%.

In April 2021, Kenon agreed to sell all of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately $238 million). The sale is subject to certain conditions, including a release of the share pledge over the shares to be sold (substantially all of which have been pledged to Qoros’ lending banks), approval of the transaction by the National Development and Reform Commission and registration with the State Administration of Market Regulation.

An entity within the Baoneng Group has guaranteed the obligations of the Majority Shareholder in Qoros under this agreement.

The purchase price for Kenon's 12% stake in Qoros is payable in instalments with a deposit of 5% of the purchase price payable no later than July 31, 2021 and the final payment due by March 31, 2023. The agreement provides that the first and second payments, including the deposit (collectively representing, together with the deposit, 50% of the purchase price), will be paid into a designated account set up in the name of the Majority Shareholder in Qoros over which Quantum has joint control. According to the agreement, the transfer of these payments to Quantum will occur by the end of Q2 2022, provided that the relevant conditions are met in connection with the registration of the shares to the purchaser, subject to receipt by Quantum of collateral acceptable to it. The agreement provides that the third and fourth payments will be paid directly to Quantum.

Completion of the sale requires obtaining necessary regulatory approvals and a release of the pledge over Kenon's shares in Qoros and the registration of the transfer of such shares as well as the execution of amended documents relating to Qoros (e.g. the Joint Venture Agreement), which will require execution of relevant documentation by the relevant parties, including Qoros' shareholders.

Kenon faces risks in connection with the sale agreement, including the risk that regulatory approvals are not obtained, that the pledge over Kenon's shares is not released or that the sale is not completed for any other reason whether because conditions to the sale are not met or because the Majority Shareholder in Qoros is not able to, or otherwise does not, comply with its obligations under the agreement.

The agreement requires Kenon to transfer all of its shares representing 12% of Qoros following payment of only 50% of the total purchase price, with the remaining 50% of the purchase price to be paid in installments following the transfer of shares. Kenon's ability to enforce such payment obligations, if not paid as required, may be more limited after it has transfer title to the shares.

Kenon has put rights with respect to its remaining interest in Qoros. In the event that the Majority Shareholder in Qoros fails to pay the full amount of any payment due for the sale of Kenon's remaining interest in Qoros within sixty days after the relevant payment date, or Quantum fails to receive the full amount of the first and second payments (including the deposit) by June 30, 2022, Quantum may, at its sole election, immediately exercise the put option without any required notice period.

Substantially all of Kenon's shares in Qoros are pledged to Qoros' lenders and it is a condition to the transfer of shares that such pledge be released. To the extent that Kenon’s pledge is not released as required, this would impact Kenon’s ability to complete the sale of its remaining 12% interest in Qoros.

If the sale of Kenon's remaining interest is not completed on the agreed terms or at all and if the Majority Shareholder in Qoros does not purchase Kenon’s equity interest in Qoros upon exercise of the put option, for any reason, this could have a material adverse effect on Kenon.

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

Through our businesses, we have facilities and generate costs and revenues in a number of geographic regions across the globe. As a result, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than the U.S. Dollar. The predominance of certain currencies varies from business to business, with many of our businesses generating revenues or incurring indebtedness in more than one currency. For example, most of ZIM’s revenues and a significant portion of its expenses are denominated in the U.S. Dollar. However, a material portion of ZIM’s expenses are denominated in local currencies. In addition, OPC is subject to exchange rate fluctuations in its operations in Israel, and a portion of its PPAs and its supply arrangements are determined by reference to the NIS:USD exchange rate. OPC's acquisition of CPV will increase its exposure to the US dollar.

We have outstanding back-to-back guarantees to Chery of up to RMB109 million (approximately $17 million) in respect of certain of Qoros’ indebtedness. In addition, from time to time, we have held, and may hold, a portion of our available cash in RMB, which may expose us to RMB exchange rate fluctuations.

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

The business and operating results of each of our businesses are affected by worldwide economic conditions, particularly conditions in the energy generation, passenger vehicle, and shipping industries in which our businesses operate. The operating results and profitability of our businesses may be adversely affected by slower global economic growth, credit market crises, lower levels of consumer and business confidence, downward pressure on prices, high unemployment levels, reduced levels of capital expenditures, fluctuating commodity prices (particularly prices for electricity, natural gas, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, uncertainties with respect to the stability of the emerging markets, increased tariffs and other forms of trade protectionism and other challenges affecting the global economy. Volatility in global financial markets and in prices for oil and other commodities could result in a deterioration of global economic conditions. As a result of deteriorating global economic conditions, some of the customers of our businesses have experienced, and may experience, deterioration of their businesses, cash flow shortages, and/or difficulty in obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase the products and/or services of our businesses, or may not be able to fulfill their obligations to us in a timely fashion. Furthermore, the vendors, suppliers and/or partners of each of our businesses may experience similar conditions, which may impact their ability to fulfill their obligations.

In addition, the business and operating results of each of our businesses have been and may continue to be adversely affected by the effects of a widespread outbreak of contagious disease, including the COVID-19 outbreak, which has and could continue to adversely affect the economies and financial markets of many countries, which has had and could continue to have an adverse effect on our businesses. The coronavirus outbreak has led to quarantines, cancellation of events and travel, business and school shutdowns and restrictions, supply chain interruptions, increased unemployment and overall economic and financial market instability. Further spread of the coronavirus could cause additional quarantines, reduction in business activity, labor shortages and other operational disruptions. The full impact of this outbreak will depend on future developments, including continued or further severity of the outbreak of the coronavirus and the actions to contain the coronavirus or treat its impact.

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

As of December 31, 2020, OPC employed 116 employees, ZIM employed approximately 5,145 employees and Qoros employed approximately 2,646 employees. Our businesses have experienced and could experience strikes, industrial unrest, work stoppages or labor disruptions as a result of the coronavirus outbreak. Any disruptions in the operations of any of our businesses as a result of labor stoppages, strikes or other disruptions could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage or other disruption at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available.

A disruption in our and each of our business’ information technology systems, including incidents related to cyber security, could adversely affect our business operations

Our business operations, and the operations of our businesses, rely upon the accuracy, availability and security of information technology systems for data processing, storage and reporting. As a result, we, and our businesses, maintain information security policies and procedures for managing such information technology systems. However, such security measures may be ineffective and our information technology systems, or those of our businesses, may be subject to cyber-attacks. A number of companies around the world have been the subject of cyber security attacks in recent years, including in Israel where we have a large part of our businesses. For example one of ZIM’s peers experienced a major cyber-attack on its IT systems in 2017, which impacted the company’s operations in its transport and logistics businesses and resulted in significant financial loss. Other Israeli businesses are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. These attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other perpetrators of corporate espionage.

Cyber security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our and our business’ information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information. In addition, any system failure, accident or security breach could result in business disruption, unauthorized access to, or disclosure of, customer or personnel information, corruption of our data or of our systems, reputational damage or litigation. We or our operating companies may also be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties. These cyber security threats are constantly evolving. For example, the COVID-19 pandemic and the resulting reduced staff in in offices and increased reliance on remote access for employees have increased and may continue to increase the likelihood of cyber security attacks. We, therefore, remain potentially vulnerable to additional known or yet unknown threats, as in some instances, we, our businesses and our customers may be unaware of an incident or its magnitude and effects. Should we or any of our operating businesses experience a cyber-attack, this could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operations.

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

Risks Related to OPC’s Israel operations

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

According to the Israeli Concentration Law, when allocating and determining the terms of certain rights, including the right to an electricity generation license under certain circumstances, the regulator must consider the promotion of competition in the relevant industry sector and the Israeli economy generally. If the right is on the list of rights that may have a material impact on competition, the regulator must consult with the Israel Antitrust Commissioner regarding sector concentration. Kenon, OPC, and OPC’s subsidiaries are considered concentration entities under the Israel Corporation Group for purposes of sector-specific and economy-wide concentration. The list of concentration entities also includes Mr. Idan Ofer, who is the beneficiary of entities that indirectly hold a majority of the shares in Kenon, and includes a list of other entities which may be affiliated with Mr. Idan Ofer, including ZIM, in which Kenon holds an approximately 28% interest. With respect to economy-wide concentration, this may affect OPC’s or its subsidiaries’ ability to receive a generation license if it involves the construction and operation of power plants exceeding 175 MW. For example, in August 2017, the Israel Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration, or the Concentration Committee, recommended to the Electricity Authority, or EA not to grant a conditional license for the Tzomet project. The conditional license was eventually approved after OPC and the Idan Ofer group had complied with certain conditions agreed with the Concentration Committee, including the completion of the sale of the Idan Ofer group’s shares in Reshet Media Ltd. in April 2019. Therefore, OPC’s expansion activities and future projects have been and could in the future be limited by the Israeli Concentration Law.

Following the Israeli Government’s electricity sector reform, as part of which the IEC is expected to sell five of its sites (currently remaining sites are three), the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances, entities will not be permitted to hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. The generation capacity of an entity’s related parties with generation licenses will be counted towards such entity’s capacity for purposes of this 20% limitation. These principles may therefore increase competition and impose limitations on OPC’s ability to expand its business. In addition, the EA published proposed regulations in respect of maximum holdings in generation licenses which are not identical to the Competition Authority principles. The Competition Authority has stated that the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC), while, the EA has proposed regulation whereby the relevant limit is 20% of 14,000 MW (including capacity of IEC). We may be subject to more restrictive interpretation. The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW.

In addition, OPC faces risks in connection with the expansion of its business into the United States with the CPV acquisition and OPC may examine possibilities for further expanding its electricity generation activities by means of construction of power plants and/or acquisition of power plants (including in renewable energy) in and outside of its existing geographies. The regulatory environment or other limitations or restrictions in such jurisdictions may restrict OPC’s ability to expand its business in such other jurisdictions.

OPC faces risks in connection with integration of the CPV business.

In January 2021, an entity in which OPC holds a 70% interest acquired CPV, a business engaged in the development, construction and management of power plants running conventional energy (powered by natural gas) and renewable energy in the United States. For risks relating to CPV’s business, see “—Risks Relating to OPC’s U.S. Business.”

The acquisition of CPV by OPC involves, among other things, the integration of two companies that have previously operated independently. OPC is in the process of integration and establishing operating procedures and corporate governance in order to revise OPC’s structure and management after completion of the transaction. These processes and procedures are expected to continue in the near term. The success of the CPV acquisition will depend on, among other things, the successful integration of CPV into the OPC group, implementation of control and information flow procedures, assimilation and absorption of management and personnel, as well as implementation of a successful business strategy and development plans for OPC.

The potential difficulties of combining the operations of the companies include, among others:

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the OPC and CPV;

•	difficulties in the assimilation of employees, including possible culture conflicts and different opinions;

•	difficulties in managing the expanded operations of a larger and more complex company; and

•	coordinating across a new jurisdiction for OPC.

Many of these factors will be outside of OPC’s control and any one of them could result in increased costs. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm OPC’s business, financial condition and results of operations.

In addition, the CPV acquisition may result in material unanticipated problems, expenses, and liabilities.

Changes in the EA’s electricity rates have and may further reduce OPC’s profitability.

The price of electricity for OPC’s customers is directly affected by the electricity generation tariff, and this is the basis of linking the price of natural gas pursuant to gas purchase agreements. Therefore, changes in the electricity rates published by the EA, including the rate of the electricity generation component, may have a substantial adverse effect on OPC’s profits.

To the extent that the generation component tariffs published by the EA change as a result of, among other things, fluctuations in currency exchange rates or IEC fuel costs, OPC’s revenues from sales to private customers and cost of sales will be affected. The EA publishes tariffs each year. The EA has published the electricity tariffs for 2021, which included a decrease of the EA’s generation component tariff by approximately 5.7%. The decline in the generation component is expected to have a negative impact on OPC’s profits in 2021 compared with 2020.

Furthermore, the gas price formula determined in the agreements with the Tamar Group is subject to a minimum U.S. dollar price mechanism. When the price of gas is equal to or lower than the minimum price, as was the case for example in January and February 2021 for both OPC-Rotem and OPC-Hadera (and for OPC-Rotem may be, and for OPC-Hadera will be, the case for the rest of 2021) reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem and/or OPC-Hadera, but rather to a reduction in profit margins. For OPC-Hadera, the effect on profit margins depends on the US$/NIS exchange rate fluctuations. Therefore, declines in the EA generation component tariff below the minimum price may not result in a corresponding decline in natural gas expenses, due to the floor price mechanism and may lead to a decline in profit margins because the gas price may not decrease as much as revenues.

OPC is leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations.

As of December 31, 2020, OPC had $921 million of total outstanding consolidated indebtedness. The debt instruments to which OPC and its operating companies are party to require compliance with certain covenants and limitations, including:

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

If OPC or its businesses, including CPV, are unable to obtain necessary financing for development of projects or refinancing as required this could have a material adverse effect on OPC’s business, financial condition and results of operation.

As a group that is engaged in initiation, development and acquisition of power generation projects, including in light of CPV’s development projects, OPC will need to raise money in the upcoming years in connection with execution of its business plans. OPC’s and its subsidiaries and associated companies financing agreements, including OPC’s debentures, restrict the amount of debt they are permitted to incur and provision of collateral. In addition, raising capital involves risks relating to the level of leverage and financing costs. High leverage exposes OPC and its subsidiaries and associated companies to inherent risks and could have an adverse impact on their results and businesses and on their ability to distribute dividends and/or to comply with the terms of the financing agreements, and could also involve provision of collateral or guarantees by OPC. Therefore, OPC may also be required to raise capital from investors, both at the OPC level and/or at the level of its subsidiaries or associated companies. Raising capital could result in OPC shareholder dilution or sale of OPC shares at a discount, as well as additional costs. There is no assurance that the amounts required will be raised under favorable terms or at all. An in ability to raise the required financing and/or a failure to maintain an optimal debt/equity structure could harm the OPC’s ability to execute its business plans, and have an adverse effect on its business, financial condition and results of operations.

OPC’s facilities may be affected by disruptions, including planned maintenance, technical failures and natural disasters.

OPC’s ongoing activities may be affected by technical disruptions and faults to critical equipment. For instance, various natural disasters, such as earthquakes or fires, may harm OPC’s facilities and thereby affecting its operations and supply of electricity. Furthermore, such delays or other disruptions could cause a delay in the construction and COD of projects such as the Tzomet project. Due to the nature of OPC’s activities, which, for example, include the use and storage of flammable materials and working with high temperatures and pressures, OPC’s facilities are exposed to the risk of fire hazards. Should natural disasters damage OPC’s facilities, restoration may involve the investment of significant resources and time, which would likely lead to full or partial shutdown of the generation facilities that are damaged. Losses that are not fully covered by OPC’s insurance policies may have an adverse effect on OPC.

In addition, maintenance work may result in operational shutdowns and impact results. For example, as planned, major overhaul maintenance work was completed between September and November 2018, which halted the OPC-Rotem plant’s operations along with the related energy generation activities, which impacted results for that period. OPC’s long-term service agreement for the maintenance of OPC-Rotem includes timetables for performance of the maintenance work, and in particular the first “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is conducted approximately every 18 months; the most recent regularly scheduled maintenance in 2020 was delayed due to COVID-19 related restrictions resulting in completion of this maintenance and relating shutdowns later in 2020. While these shutdowns and delay in the timing of the planned maintenance work did not have a significant impact on the generation activities of the OPC-Rotem power plant and its results, and such delays or shutdowns in the future could have a material impact on OPC. The next regular maintenance work is expected to take place in October 2021.

Furthermore, OPC-Hadera reached COD on July 1, 2020. Certain components of the gas and steam turbines were subject to replacement, repair or improvement work during December 2020 and early 2021, and additional work is expected in the rest of 2021. During performance of such work, the power plant is expected to be operated partially. Partial operation or shutdowns for continued periods could impact OPC-Hadera’s compliance with availability provisions.

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

The COVID-19 pandemic and measures take to address it have had an impact on business globally including Israel and our operations. The coronavirus outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, supply chain interruptions and overall economic and financial market instability. For example, in light of the restrictions on entry into Israel due to the coronavirus pandemic, the OPC-Rotem maintenance work was postponed and was ultimately performed in October 2020. Both contractors informed OPC that these circumstances constitute a force majeure under their agreements with OPC. Further proliferation and outbreaks of the coronavirus, including outbreaks of new variations could cause additional quarantines, reduction in business activity and consumption in the Israeli market, labor shortages and other operational disruptions, and adversely impact OPC’s activities and results as well as its ability to complete projects under construction in time or at all and/or its ability to executed future projects. The full impact of this outbreak on OPC will depend on future developments, including continued or further severity of the outbreak of the coronavirus, impact on main suppliers (such as suppliers of natural gas and construction and maintenance contractors) or main customers, the extent the virus spreads to other regions, including Israel, and the actions to contain the coronavirus or treat its impact which are outside of OPC’s control.

Further to notices issued to OPC in 2020 by Energean claiming “force majeure events” under its agreement, in September 2020, Energean issued an additional notice to OPC claiming force majeure events under its agreement and indicating that it expects flowing of the first gas from the Karish reservoir to take place in the second half of 2021. OPC rejected the force majeure contentions under the agreements. As stated in Energean's January 2021 publications, flowing of gas from the Karish reservoir is expected to take place during the fourth quarter of 2021. This projection requires an increase in workforce in order to be attained, and if such increase is not effected the flowing of gas may be further delayed. In February 2021, as part of issuance of bonds by Energean, Moody’s published a report stating that the full operation of the Karish reservoir may be delayed to the second quarter of 2022. There is, therefore, no guarantee that such alternative gas supply will be available by the stated timeframes or at all, which could have a material adverse effect on OPC’s business, financial condition and results of operations.

Changes in the Consumer Price Index in Israel or the U.S. Dollar to NIS exchange rate could adversely affect OPC.

Inflation in Israel may affect OPC. A significant portion of the liabilities of OPC and its subsidiaries is linked to the CPI, including the interest rates applicable to a substantial part of the OPC-Rotem, OPC-Hadera and Tzomet loans and OPC’s Series B bonds. Therefore, changes to the CPI could impact OPC’s financing expenses and results of operations. In addition, to the extent that the price OPC pays for gas is above the floor price in its gas supply agreements, the price it pays for gas is linked in part to the U.S. Dollar to NIS exchange rate, and accordingly variations in such rate can impact OPC’s results. The IEC’s electricity tariff is also set, in part, in accordance with the IEC’s fuel costs that are denominated in U.S. Dollars and is therefore also affected by variations in the U.S. Dollar to NIS exchange rate.

There are barriers to exit in connection with the disposal or transfer of OPC and its businesses, development projects or other assets.

OPC may face exit barriers, including high exit costs or objections from various parties (whose approval OPC requires), in connection with dispositions of its operating companies, development projects or their assets. For example, pursuant to Electricity Sector Law the transfer of control over an entity that holds a generation license in Israel must be approved by the EA. Additionally, there are restrictions on a transfer of control of OPC, OPC-Rotem, OPC-Hadera and Tzomet, pursuant to, among others, OPC-Rotem’s and Tzomet’s PPAs with the Israel Electric Corporation, or IEC (which PPAs will be assigned to the System Administrator), the trust deed relating to OPC’s bonds, and OPC-Rotem’s, OPC-Hadera’s and Tzomet’s credit agreements. Such restrictions may prohibit or make it difficult for OPC to dispose of its interests in its businesses.

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

OPC owns a majority of the voting equity in OPC-Rotem (80%), and has entered into shareholders’ agreements with Veridis, the 20% minority shareholder of OPC-Rotem. The shareholders’ agreement grants Veridis certain minority rights, including veto rights over certain decisions, including (i) changes to OPC-Rotem’s constitutional documents, (ii) the liquidation of OPC-Rotem, (iii) changes to the rights attached to OPC-Rotem’s shares that may prejudice shareholders, (iv) entry into related party transactions, (v) changes in OPC-Rotem’s activities and entry into new projects, (vi) significant acquisitions and dispositions, (vii) changes in OPC-Rotem’s share capital or incurrence of significant debt and (viii) appointment or dismissal of directors on behalf of Veridis or the auditors. The agreements also provide for a right of first refusal and tag-along rights in the event of a sale of OPC-Rotem shares by any of the parties. Therefore, OPC’s ability to develop and operate OPC-Rotem may be limited if OPC is unable to obtain the approval of Veridis for certain corporate actions OPC deems to be in the best interest of OPC-Rotem. In addition, OPC’s ability to dispose of its interest in OPC-Rotem may be limited as a result of the foregoing. OPC’s operation of OPC-Rotem may also subject OPC to litigation proceedings initiated by Veridis.

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

In addition, most of OPC-Rotem’s and the OPC Hadera’s operations employees are employed through a collective agreement. Collective agreements may reduce managerial flexibility and impose additional costs on OPC. For further information on these collective agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

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

OPC is involved in various litigation proceedings, and may be subject to future litigation proceedings, which could have adverse consequences on its business, see Note 19 to our financial statements included in this annual report.

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

OPC and its subsidiaries maintain insurance policies intended to reduce various risks, including policies related to development projects, as is customary in the industry. However, the existing insurance policies maintained by OPC and its subsidiaries and associated companies may not cover certain types of damages or may not cover the entire scope of damage caused. In addition, OPC may not be able to obtain insurance on comparable terms in the future. OPC and its subsidiaries may be adversely affected if they incur losses that are not fully covered by their insurance policies.

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

Additionally, OPC requires certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. For example, in November 2017, OPC-Rotem applied to the EA to obtain a supply license. In February 2018, the EA responded that OPC-Rotem needs a supply license to continue selling electricity to customers and that the license will not change the terms of the PPA between OPC-Rotem and the IEC (which will be assigned by IEC to the System Administrator). The EA also stated that it will consider OPC-Rotem’s supply license once the issue of electricity trade in the Israeli economy has been comprehensively dealt with. OPC-Rotem has not received a supply license to date and there is no assurance regarding the receipt of the license and its terms. If OPC-Rotem does not receive a supply license, it may adversely affect OPC-Rotem’s operations. In February 2020, the EA issued standards regarding deviations from consumption plans submitted by private electricity suppliers, which will become effective on September 1, 2020, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” The EA has stated that this regulation will apply to OPC-Rotem after supplementary arrangements have been determined for OPC-Rotem, which have yet to be determined. OPC-Rotem is currently in discussions with the EA and OPC has submitted its position to the EA that preserving OPC’s rights under the OPC-Rotem tender required granting a supply license at the same time as applying the described decision to OPC-Rotem. This regulation could limit OPC-Rotem’s operations if it does not obtain a supply license or if it obtains a license that contains more restrictive terms than expected. OPC is still examining the effects of the decision on OPC-Rotem and OPC-Hadera.

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

With the acquisition of CPV, OPC is subject to risks relating to the regulations applicable to CPV's business in the United States.

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

OPC faces these risks in the development of its Tzomet project.

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

Pursuant to the Electricity Sector Law (Amendment No. 16 and Temporary Order) (2018) that was published in July 2018, the IEC is required to sell five of its power plants (currently remaining plants are three) through a tender process by 2023, which is expected to reduce the IEC’s market share to below 40%. OPC participated in the tenders of the Alon Tabor plant and Ramat Hovav plants — the first two plants that have been sold out of the five plants to be sold by the IEC — but was not the winning bidder. There is no certainty that OPC will participate in future IEC tenders or that it will be successful.

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

Increased competition could make it more difficult for OPC to enter into new long-term PPAs, renew the existing PPAs at the time they expire. OPC-Rotem has a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA (which will be assigned by IEC to the System Administrator). The term of the IEC PPA is for 20 years after the power station’s COD. According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both with certain restrictions set in the agreement): (1) provide the entire net available capacity of its power station to IEC or (2) carve out energy and capacity for direct sales to private consumers. OPC-Rotem has allocated the entire capacity of the plant to private consumers since COD. Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice. If OPC is required to rely on the IEC PPA because it is unable to enter into sufficient PPAs as a result of increased competition, it will be faced with lower margins, which may have an adverse effect on its business, financial condition and results of operations. In January 2020, Tzomet entered into a PPA with the IEC, or the Tzomet PPA. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Administrator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Furthermore, entry into PPAs that are not long-term, are at less competitive prices and/or with high “take or pay” commitments could have a material adverse effect on OPC’s business, financial condition and results of operation.

OPC is dependent on certain significant customers.

OPC has a small number of customers that purchase a significant portion of OPC’s output under PPAs that account for a substantial percentage of the anticipated revenue of its generation companies. OPC’s top two customers represented approximately 42% of its revenues in 2020; therefore, OPC’s revenues from the generation of electricity are highly sensitive to the consumption by significant customers. Therefore, should there be a decrease in demand for electricity from OPC’s significant customers or should such customers not fulfill their obligations, including by failing to make payments to OPC, OPC’s revenues could be significantly affected.

Intel and a group of companies related to the Company’s controlling shareholder, the Bazan Group, a related party of OPC, are major OPC customers and represented approximately 22.5% and 19.3%, respectively, of OPC’s revenues in 2020. Loss of these customers could have a material adverse effect on OPC’s business and results of operations. In January 2018, a shareholder of the ORL Group filed a claim against, among others, OPC, regarding certain gas purchase transactions. If this suit or related considerations impacts OPC’s ability to do business with the ORL Group or other related parties, or if OPC were to otherwise lose these significant customers, this could impact OPC’s business and results of operations.

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

The Tamar Group is OPC’s sole supplier of gas. If the Tamar Group is unable to supply OPC with its gas requirements, this could have a material adverse effect on OPC’s profitability. OPC has also entered into an agreement with Energean for the supply of gas in the future. Energean’s natural gas reservoirs have been established. In early 2021, Energean notified OPC that it expects that the flowing of the first gas from the Karish reservoir is expected to take place in the first quarter of 2022. Further to notices issued to OPC in 2020 by Energean claiming “force majeure events” under its agreement, in September 2020, Energean issued an additional notice to OPC claiming force majeure events under its agreement and indicating that it expects flowing of the first gas from the Karish reservoir to take place in the second half of 2021. OPC rejected the force majeure contentions under the agreements. As stated in Energean's January 2021 publications, flowing of gas from the Karish reservoir is expected to take place during the fourth quarter of 2021. This projection requires an increase in workforce by Energean in order to be attained, and if such increase is not effected the flowing of gas may be further delayed. In February 2021, as part of issuance of bonds of Energean, Moody’s published a report stating that the full operation of the Karish reservoir may be delayed to the second quarter of 2022. There is no guarantee that the gas supply will be available by the stated timeframes or at all.

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

OPC-Hadera has a single maintenance agreement with General Electric International, Inc. and its affiliates and Tzomet has a single maintenance agreement with PW and are both subject to the same risks identified above.

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

Risks Related to OPC’s U.S. Operations

Many of the risks relating to OPC’s Israel operations also apply to CPV. Additional risks relating to CPV are indicated below.

CPV’s operations are significantly influenced by energy market risks and federal and local regulations.

CPV is subject to significant federal and local regulations relating to the U.S. electricity market and natural gas market, including environmental regulations. Such regulations may change and could also be affected by changes in political and governmental policies at the federal and state levels. In addition, CPV’s results and development projects in the renewable energy sector are affected by governmental policies (federal and state) relating to the promotion and granting of incentives to renewable energy. Furthermore, CPV is subject to environmental laws and regulations, including those that seek to regulate air pollution, disposal of hazardous wastewater and garbage, preservation of vegetation and endangered species and historical sites. CPV’s projects and operations also require certain licenses and permits under environmental and other regulations, which require compliance with their terms, including the renewal of the licenses. A failure or deviation from the standards or regulations and/or non-compliance with the terms of the issued licenses, could have a material adverse effect on CPV’s business, results of operation and financial condition and/or prevent advancement of its development projects.

If stricter regulatory requirements are imposed on CPV or if CPV does not comply with such requirements, laws and regulations, this could have an adverse effect on CPV’s results and activity. Furthermore, stricter regulatory requirements could require material expenditures or investments by CPV.

CPV is subject to market risks.

CPV’s activities are subject to market risks, including price fluctuations primarily the prices of electricity, natural gas, emission allowances and certificates for renewable energy (REC—Renewable Energy Credits, as well as fluctuations in the index prices associated with the hedging agreements that have been entered into by certain CPV projects. CPV’s projects generally enter into commodity prices hedge agreements to reduce exposure to price fluctuations and/or to assure minimum cash flows as an inherent part of the activities. However, such hedge agreements may not ultimately assure full protection against price fluctuations, including fluctuations due to hedging less than the total amount of electricity being sold, the delivery point or prices in the hedge agreement being different than the delivery points in CPV’s project operations, and/or the hedge agreements not being renewed on favorable terms or at all. Also, once these hedging arrangements expire, CPV will be subject to price fluctuations except to the extent such new hedging arrangements are entered into. This could have a material adverse effect on CPV’s business, financial condition and results of operation.

Severe weather conditions could have a material adverse effect on CPV’s operations and financial results.

Severe weather conditions, natural disasters and other natural phenomena (such as hurricanes and tornadoes) could adversely affect CPV's activities and its financial condition and results of operation. Such severe weather conditions could affect suppliers and pipelines that supply natural gas to natural gas-powered facilities. Furthermore, severe weather conditions could cause damage to CPV’s facilities, increased repair costs and result in loss of revenue if CPV fails to supply electricity to the markets in which it operates. To the extent that these losses are not covered by CPV’s insurance or are not recovered by CPV through the price of electricity, they could have a material adverse effect on CPV’s business, financial condition, results of operation and cash flows.

CPV’s facilities are subject to disruptions, including breakdowns and other disruptions as a result of natural disasters, terrorist attacks, and infrastructure failure.

CPV’s facilities are subject to breakdowns, such as mechanical breakdowns, breakdowns in the electricity and natural gas transmission systems, breakdown of electricity and gas transmission connections, difficulties with fuel supply, and accidents or disruptions of the activities of the facilities or the infrastructure on which they operate. Any such disruption could have material adverse effect on CPV’s business, financial condition and results of operation.

CPV’s facilities and operations could be adversely affected by natural disasters, terrorist attacks, infrastructure failure (such as failure of gas pipeline systems, Regional Transmission Organizations, or RTO/Independent System Operator, or ISO systems) and other extreme events. Such events could also adversely impact CPV’s suppliers and customers, thereby adversely impacting CPV. In addition, such events may affect the ability of CPV's personnel to operate or maintain CPV’s facilities or perform additional tasks necessary for their proper operation. Natural disasters and terrorist attacks may also disrupt capital market activity and, consequently, CPV's ability to raise capital.

Third party disruptions could have a material adverse effect on CPV’s business.

CPV’s business relies on third parties, such as construction contractors for construction projects, maintenance providers, suppliers of natural gas and capacity of natural‑gas transmission grids. Any disruption in the operations of such third parties could have a material adverse effect on CPV’s business, financial condition and results of operation.

An inability to obtain required financing could have a material adverse effect on CPV’s business, financial condition and results of operation.

CPV’s results and its development projects could be adversely impacted if we are unable to obtain financing on attractive terms or at all, to comply with the conditions of CPV’s existing financing agreements and the ability to refinance existing debt and credit on favorable terms or at all. The financing agreements that have been entered into at a project level include restrictions, covenants and obligations that could limit distribution or require making of repayments in certain events. If we are unable to obtain financing or refinancing on favorable terms or at all may adversely affect CPV’s ability to execute its development projects or adversely affect the results of CPV’s active project. In addition, difficulty in complying with the terms of financing agreements may require the provision of collateral and additional guarantees, and in some circumstances even the provision of immediate repayment of the credit facilities, which could have a material adverse effect on CPV’s business, financial condition and results of operation.

An inability to extend or renew certain agreements could have an adverse impact on CPV’s business, financial condition and results of operation.

Most of CPV’s material agreements (including hedging agreements, financing agreements, gas supply agreements, gas transmission agreements and project management agreements) have short to medium terms, as is customary in the market in which CPV operates. An inability to renew or extend agreements that are close to expiration on favorable terms or at all could have a material adverse effect on CPV’s business, financial condition and results of operation.

CPV faces risks in connection with the construction and development of its projects’ power plants.

CPV is involved in the development, construction and management of power plants. Therefore, its activities are subject to construction risks that are part of the construction of a power plant, including obtaining the required financing, receipt of permits, connection of the facility to transmission and distribution networks, compliance with timetables and dependency on technical teams and equipment. Any failure or delay with respect to such items could result in delays in project completion, increase in costs and adversely affect the results CPV’s results of operation.

CPV’s operations and financial condition may be adversely affected by the outbreak of the coronavirus.

The spread of the coronavirus has had a significant impact on the economy and financial markets – both in the United States and worldwide. In addition, during the coronavirus outbreak, considerable instability is visible in the U.S. commodity markets, including a decline in the prices of electricity and natural gas. With the reduced worldwide demand for fuel, fuel prices plummeted to a low point and have remained at levels that turn new drillings in the United States into economic challenges. As a result, there has been a decline in the fuel production, mainly in the Permian Reservoir in Texas, as well as a decrease in the accompanying production of natural gas. Furthermore, the electricity market in the northeastern part of the U.S. was harmed by COVID-19, mainly due to a significant part of the population staying in their homes. In April through June 2020, the demand for electricity in the northeastern part of the U.S. was approximately 5%–10% lower than usual, with the most significant decline being experienced in New York City. Although CPV’s power plants continued to operate during COVID-19, there were changes in employee shift time schedules, a reduction of self‑initiated shutdowns for purposes of periodic maintenance, extension of the length of the unplanned periodic maintenance period, adaptations with respect to employees working from home and other adaptations required in the workplace. Furthermore, CPV was and continues to be required to make adjustments relating to information security at its power plants. In addition, COVID-19 has affected and may continue to affect the availability of suppliers and factors involved in the development and construction processes of CPV's projects. The full impact of this outbreak on CPV will depend on future developments, including continued or further severity of the outbreak of the coronavirus, impact on main suppliers or main customers, the extent the virus spreads to other regions, including the United States, and the actions to contain the coronavirus or treat its impact which are outside of CPV’s control. The outbreak of the virus and the (possible) spread thereof at the CPV power plants or restrictions on conducting business in the areas in which CPV operates, as well as the measures taken and that will be taken worldwide as a result thereof – which have impacted the economy and commodity markets in the U.S., in general, and the prices of electricity and natural gas, in particular – could have a material adverse effect on CPV’s activities, thwart completion of CPV’s project under construction and delay advancement of CPV’s projects under development, and could also impact the ability to commence execution of its future projects.

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

Under the share purchase agreement, our subsidiary Inkia has agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. Following repayment of the deferred payment agreement in October 2020, these indemnification obligations are supported by (a) a pledge of shares of OPC which represent 29% of OPC’s outstanding shares as of March 31, 2021, which pledge expires on December 31, 2021 subject to extension in the event of unresolved indemnity claims, and (b) a corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, which expires on December 31, 2021, subject to extension in the event of unresolved indemnity claims. To the extent that Inkia is required to make indemnification payments under the share purchase agreement (and such payment obligations are agreed between buyer and seller or determined by a court in a non-appealable judgment), the buyer is entitled to seek recourse to the foregoing support arrangements in the following order: first, by exhausting rights under the OPC share pledge and second, against the Kenon guarantee.

If Inkia is required to make indemnification payments under the share purchase agreement this could require us to sell OPC shares or result in enforcement of the OPC share pledge and enforcement the Kenon guarantee, which could impact our liquidity and financial position. Furthermore, any enforcement of the OPC share pledge could result in the buyer acquiring a significant interest in OPC or could result in a sale of a significant amount of OPC shares which could adversely affect the market price of OPC’s shares.

If Kenon is required to make payments under the guarantee it may need to use funds from its businesses, or sell assets, including OPC shares. Furthermore, any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet the sellers’ obligations.

We are subject to certain restrictions in connection with the agreements entered into in connection with the repayment of the Deferred Payment Agreement

In October 2020, Kenon received the full amount of the deferred consideration (approximately $218 million (approximately $188 million net of taxes)) under the Deferred Payment Agreement prior to the due date for such payment (December 2021). In connection with the agreement with the buyer of the Inkia Business to repay the Deferred Payment Agreement prior to initial scheduled maturity, the parties agreed to increase the number of OPC shares pledged to 55,000,000 shares (representing approximately 29% of OPC’s shares as of March 31, 2021) and to extend the OPC Pledge and the corporate guarantee by one year until December 31, 2021. In addition, Kenon has agreed that, until December 31, 2021, it shall maintain at least $50 million in cash and cash equivalents, and has agreed to restrictions on indebtedness, subject to certain exceptions.

Risks Related to Our Interest in Qoros

Qoros is significantly leveraged.

As of December 31, 2020, Qoros had external loans and borrowings of RMB3.3 billion (approximately $512 million) and loans and other advances from parties related to the Majority Shareholder of RMB5.3 billion (approximately $809 million). Qoros will require additional financing for its continued development and operating expenses, including accounts payable, and debt service requirements until it increases its sales levels, and is also seeking to extend repayment deadlines under its credit facilities. To the extent that the Majority Shareholder in Qoros provides additional financing to Qoros in the form of equity (or loans that convert to equity), Kenon’s interest in Qoros would be diluted.

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

Qoros’ lenders under its RMB1.2 billion facility agreed to postpone RMB180 million (approximately $28 million) of repayments due during 2020 until the end of 2020 and all repayments are currently up to date. Qoros is in ongoing discussions with its lenders under its RMB3 billion, RMB1.2 billion and RMB700 million facilities to reschedule all future repayments.

If Qoros is unable meet its debt service obligations or otherwise comply with other covenants in its credit facilities, this would lead to an event of default. Each of Qoros’ significant debt facilities above contains a “cross-default” provision which provides for an event of default if any other debt of Qoros in excess of RMB50 million becomes payable prior to maturity, so a default under such other debt facilities would result in a default under the facilities referenced above and a default that leads to acceleration under either facility above will result in an event of default under the other facility. Currently, Qoros’ debt-to-asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB3 billion syndicated credit facility, which was also the case in 2019 and 2020. The lenders under this credit facility waived compliance with the financial covenants under this facility through the first half of 2020. The waiver has not been extended and Qoros’ debt-to-asset ratio continues to exceed, or its current ratio continues to be less than, the permitted ratios. Qoros’ syndicated lenders have not revised such covenants and could accelerate the repayment of borrowings due under this credit facility. Such a default results in a cross default, enabling the lenders to require immediate payment under, Qoros’ RMB 1.2 billion and RMB 700 million facilities. If Qoros does not maintain a good relationship with its lenders or negotiate successfully with them this could impact requests for lender consents, including the pledge release over Kenon’s interest in Qoros in connection with Kenon’s April 2021 agreement to sell all of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros.

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

Qoros sales volumes decreased in 2020 and it needs to significantly increase sales to reach breakeven.

Qoros’ sales decreased to approximately 12,587 vehicles in 2020, as compared to approximately 26,000 in 2019. A substantial number of the 2019 sales reflected purchase orders by the leasing companies introduced by the Majority Shareholder in Qoros. In 2020, the number of vehicles sold to such leasing companies decreased to 1,544 compared to 22,900 in 2019. Qoros’ success will depend upon Qoros increasing its sales volumes, which will depend on, among other things:

•	the volume of vehicles purchased by customers introduced by the Majority Shareholder in Qoros;

•	the development of the Qoros brand;

•	successful development and launch of new vehicle models;
•	performance of its dealer network, including dealerships that are owned and operated by a party related to the Majority Shareholder in Qoros;
•	build-up of its aftersales and services infrastructure;
•	managing its procurement, manufacturing and supply processes;
•	establishing effective, and continuing to improve, customer service processes; and
•	securing additional financing to support its operating and capital expenses and further its growth and development.
Qoros will need to increase sales to a broad base of customers to establish its brand and create a sustainable customer base. Qoros’ success is also dependent upon the margins it achieves on the cars it sells.

In prior years, Qoros has sold a majority of its vehicles to leasing companies introduced by the Majority Shareholder in Qoros.

A significant portion of car sales in 2018 and 2019 were made to leasing companies, which were introduced by the Majority Shareholder in Qoros. In 2020, the number of vehicles sold to leasing companies significantly reduced. If these entities continue to reduce or cease their purchases from Qoros, it could have a material impact on sales which could have a material adverse effect on Qoros’ business, financial condition and results of operations. This concentration of sales also results in potential credit risk and impacts the development of the Qoros brand, which Qoros is seeking to establish across a broad customer base.

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

Qoros has entered into transactions with its shareholders and their related parties.

Qoros currently sells a significant portion of its cars through dealerships that are owned and operated by a party related to the Majority Shareholder in Qoros.

In recent years, Qoros has sold a significant portion of its cars to leasing companies that were introduced by the Majority Shareholder in Qoros.

Qoros has taken loans and other advances from parties related to the Majority Shareholder with outstanding balances as at December 31, 2020 of RMB5.3 billion (approximately $809 million).

Qoros sources a portion of its engines and spare parts from Chery and has entered into various commercial agreements with respect to the provision of such supplies from Chery. Qoros has also entered into a platform sharing agreements with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee.

Qoros has total amounts payable to Chery in the amount of RMB245 million (approximately $38 million) as of December 31, 2020.

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

Qoros faces the following risks relating to its business, which could have a material adverse effect on Qoros’ business, financial condition and results of operations:

•
Risks relating to sales levels, brand and the achievement of broad customer acceptance — Qoros commenced commercial operations in the end of 2013 and has not achieved significant sales levels. Qoros’ future business and profitability depend, in large part, on its ability to sell vehicle models to its targeted customers in its targeted price range;

•
Risks relating to Qoros’ network of dealers to sell its automobiles to retail customers — Qoros sells vehicles through a network of dealers, including dealerships that are owned and operated by a party related to the Majority Shareholder in Qoros. An increasing number of these dealers are owned and operated by a party related to the Majority Shareholder in Qoros, so Qoros’ success is increasingly dependent on the success of such dealerships. Qoros does not directly employ, and therefore cannot control, the salespersons of its dealer network and as a result Qoros’ dealer network may not achieve the required standards of quality of service. Qoros’ dealer network will likely be affected by conditions in the Chinese passenger vehicle market and the Chinese economy (which may impact Qoros, as a relatively new company, more than other established companies), the financial resources available to existing and potential dealers, the decisions dealers make as a result of the current and future sales prospects of Qoros’ vehicle models, and the availability and cost of the capital necessary to acquire and hold inventories of Qoros’ vehicles for resale. Qoros has had and may continue to have difficulty in successfully expanding its dealer network if existing dealers are not performing well in terms of sales.

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

•
Risks relating to recent trends in the Chinese market. Sales in the Chinese vehicle market declined in 2018, 2019, and 2020, after many years of growth. The COVID-19 outbreak has exacerbated this downward trend. This trend has resulted in increased competition in China’s automotive market through price reductions, which has resulted in reduced margins.

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

•
New Energy Vehicle (NEV) market strategy. Qoros has indicated that it plans to launch NEV models in the future, which is expected to require significant capital expenditure, research and development expenses, raw material procurement costs and selling and distribution expenses. If Qoros is unable to cost efficiently design, manufacture, market, sell and distribute and service its NEVs, its financial condition and results of operation will be materially and adversely affected. Furthermore, the NEV industry is currently experiencing lower profit margins as compared with internal combustion vehicles due to the decrease in government subsidies, which could affect NEV manufacturers in China, including Qoros.

•
Risks relating to the impact of the coronavirus on Qoros’ operations and the operations of its suppliers. Qoros’ manufacturing plant was closed for approximately two months in 2020 as a result of measures taken in response to the COVID-19 outbreak. This closure resulted in a halt of production for part of 2020 and Qoros’ administrative functions were also impacted by precautionary measures which resulted in workers staying home for periods of time. This outbreak has also impacted suppliers, upon whom Qoros is dependent for production, some of which were subject to temporary facility closures. In addition, this outbreak has impacted car sales generally in China, as consumer activity has been significantly impacted. Starting in the second quarter of 2020, the production of Qoros’ manufacturing plant and the operation of Qoros returned to normal. In 2021, Qoros’ manufacturing plant was shut down as a result of engine and semiconductor shortages and has yet to resume production. The full impact of this outbreak on Qoros will depend on future developments, including the severity of the pandemic in 2021 and beyond, the extent of the spread of the pandemic in other regions and the actions to contain the coronavirus or treat its impact. Qoros may be required to modify its operations in the future in response to disruptions and temporary closures it experiences, including any such disruptions experienced by its suppliers, and incur expenses or delays relating to the coronavirus outbreak outside of its control.

•	Credit Risk. Qoros is subject to credit risks in connection with its accounts receivable for sales of vehicles on a wholesale basis.

Risks Related to Our Interest in ZIM

ZIM is leveraged. Its leverage may make it difficult for ZIM to operate its business, and ZIM may be unable to meet related obligations, which could adversely affect its business, financial condition, results of operations and liquidity.

ZIM is leveraged and may incur additional debt financing in the future. As of December 31, 2020, the face value of ZIM’s outstanding indebtedness (including lease liabilities) was $1,862 million to be repaid between 2021 through 2036, of which $501 million of principal (including short-term bank loans) are scheduled to be repaid during the following 12 months (not including early repayments of $84.6 million and $0.8 million to the holders of Series 1A Notes and to the holders of Series 1B Notes, respectively, in accordance with the mandatory excess cash redemption of ZIM’s notes on March 22, 2021). ZIM’s Series 1 and 2 unsecured Notes (tranches C and D) in an aggregate amount of $433 million (further to its partial repurchase of Series 1 (Tranche C) Notes in October 2020) will mature in June 2023. Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. This may have important negative consequences for ZIM’s business, including requiring that a substantial portion of the cash flows from ZIM’s operations be dedicated to debt service obligations, increasing ZIM’s vulnerability to economic downturns in the shipping industry, limiting its flexibility in planning for or reacting to changes in its business and its industry, restricting ZIM from pursuing certain acquisitions or business opportunities and limiting, among other things, ZIM’s ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financing.

ZIM’s ability to generate cash flow from operations to make interest and principal payments in respect of its debt, depends on its performance, which is affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If ZIM’s operations do not generate sufficient cash flow from operations to satisfy its debt service and other obligations, ZIM may need to sell assets, borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring its debt, or reducing or delaying capital investments and other expenses. It may also be difficult for ZIM to borrow additional funds on commercially reasonable terms or at all. Substantially all of ZIM’s vessels and most of its container fleet are leased by it and accordingly, ZIM has limited assets that its owns and is able to pledge to secure financing, which could make it more difficult for ZIM to incur additional debt financing.

The agreements governing ZIM’s outstanding indebtedness, as well as certain other financial agreements (including certain vessel charters) to which ZIM is party, contain covenants and other limitations which restrict ZIM’s ability to operate. The marine shipping industry remains capital-intensive and cyclical, and ZIM has in the past, and it may in the future continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency. Such losses may not be offset by other cost-cutting measures ZIM may take in the future. Should any of the aforementioned occur, ZIM’s ability to pursue operational activities that it considers to be beneficial may be affected, which may, in turn, impair ZIM’s financial condition and operations.

In recent years, due to deteriorating market conditions, ZIM has obtained amendments to certain of its financial covenants, the most recent of which concluded in the third quarter of 2018. However, in June 2020, further to an early repayment to a certain group of creditors (“Tranche A”), such amended covenants were removed and no longer apply. Other indebtedness currently require ZIM, among other things, to maintain a monthly minimum liquidity of at least $125 million and impose other non-financial covenants and limitations such as restrictions on dividend distribution and incurrence of debt and various reporting obligations.

If ZIM is unable to meet its obligations or refinance its indebtedness as it becomes due, or if it is unable to comply with the related requirements, ZIM may have to take disadvantageous actions, such as (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of its cash flow from operations to the payment of principal and interest on indebtedness. As a result, the ability of ZIM’s business to withstand competitive pressures and to react to changes in the container shipping industry could be impaired. If ZIM chooses not to pursue any of these alternatives and is unable to obtain waivers from the relevant creditors, a breach of any of its debt instruments and/or covenants could result in a default under the relevant debt instruments. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit.

Furthermore, the acceleration of any obligation under a particular debt instrument may cause a default under other material debt or permit the holders of such debt to accelerate repayment of their obligations pursuant to “cross default” or “cross acceleration” provisions, which could have a material adverse effect on ZIM’s business, financial condition and liquidity.

If ZIM is unable to generate sufficient cash flows from its operations, its liquidity will suffer and it may be unable to satisfy its debt service and other obligations.

ZIM’s ability to generate cash flow from operations to make interest and principal payments on its debt obligations will depend on its future performance, which will be affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If ZIM’s operations do not generate sufficient cash flow from operations to satisfy its debt service and other obligations, it may need to borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring its debt, or reducing or delaying capital investments and other expenses. It may be difficult for ZIM to incur additional debt on commercially reasonable terms, even if ZIM is permitted to do so under its restructured debt agreements, due to, among other things, its financial condition and results of operations and market conditions. ZIM’s inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on its business.

ZIM only operates in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

ZIM’s principal operations are in the container shipping market and ZIM is significantly dependent on conditions in this market, which are for the most part beyond its control. For example, ZIM’s results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices ZIM pays under the charters for its vessels. Unlike some of its competitors, ZIM does not own any ports or similar ancillary assets. Due to ZIM’s lack of diversification, an adverse development in the container shipping industry would have a significant impact on ZIM’s financial condition and results of operations.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•          global and regional economic and geopolitical trends, armed conflicts, terrorist activities, embargoes, strikes and trade wars;

•          the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•          developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

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

•          weather conditions;

•          outbreaks of diseases, including the COVID-19 pandemic; and

•          development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, although freight rates have recovered during the fourth quarter of 2019, mainly driven by a recovery of the higher bunker cost associated with the implementation of IMO 2020 Regulations, the comprehensive Shanghai (Export) Containerized Freight Index which increased from 716 points at October 17, 2019 to 1,023 points at January 3, 2020, thereafter decreased to 818 points at April 23, 2020 and increased again to 2,311 points at December 11, 2020. Furthermore, rates within the charter market, through which ZIM sources almost all of its capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. In addition, in 2014, in order to cope with the cyclicality in the industry and its leveraged financial position, ZIM entered into a restructuring of its debt. As global trends continue to change, it remains difficult to predict their impact on the container shipping industry and on ZIM’s business. If ZIM is unable to adequately predict and respond to market changes, they could have a material adverse effect on its business, financial condition, results of operations and liquidity.

ZIM charters-in substantially all of its fleet, with the majority of charters being less than a year, which makes ZIM more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.

ZIM charters-in substantially all of the vessels in its fleet. As of December 31, 2020, of the 87 vessels through which ZIM provides transport services globally, 86 are chartered (including 57 vessels accounted as right- of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average of 56% (according to Alphaliner). Any rise in charter hire rates could adversely affect ZIM’s results of operations.

While there have been fluctuations in the demand in the container shipping market, charter demand is currently higher than expected, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners. In addition, in February 2021, ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-U.S. East Coast Trade, with the vessels intended to be delivered to ZIM between February 2023 and January 2024. ZIM is also a party to a number of other long-term charter agreements, and may enter into additional long-term agreements based on its assessment of current and future market conditions and trends. As of December 31, 2020, 44% of ZIM’s chartered-in vessels (or 49% in terms of TEU capacity) were chartered under leases for terms exceeding one year, and ZIM may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, a substantial portion of ZIM’s fleet is chartered-in for short-term periods of one year and less, which could cause ZIM’s costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent ZIM replaces vessels that are chartered-in under short-term leases with vessels that are chartered-in under long- term leases, the principal amount of ZIM’s long-term contractual obligations would increase. There can be no assurance that ZIM will replace short-term leases with long-term leases or that the terms of any such long- term leases will be favorable to ZIM. If ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to it, if at all, this may have a material adverse effect on its business, financial condition, results of operations and liquidity.

The global COVID-19 pandemic has created significant business disruptions and adversely affected ZIM’s business and is likely to continue to create significant business disruptions and adversely affect its business in the future.

In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels, all of which may become heightened concerns upon a second wave of infection or future developments. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. In particular, the State of Israel where ZIM’s head office is located has been highly affected by COVID-19, with a high and steady increase in percentage per capita of reported cases of infected patients. In March 2020, the Government of Israel imposed a mandatory quarantine of all foreign visitors and, in addition, announced that non-Israeli residents or citizens traveling from certain countries may be denied entry into Israel. Israel has further issued regulations imposing partial home confinement and other movement restrictions, reducing staffing of nonessential businesses, restricting public transportation and other public activities. In mid-September 2020, in light of an increase in percentage per capita of reported cases, the government of Israel imposed an additional lockdown for a period of approximately three weeks, subject to certain exceptions. In December 2020, following a further increase in the percentage per capita of reported cases, the government of Israel imposed an additional lockdown for a period of two weeks, with the option of an additional extension thereafter, and subject to certain exceptions. Although ZIM is considered an essential business and therefore enjoys certain exemptions from the restrictions under Israeli regulations, ZIM has voluntary reduced its maximum permitted percentage of staffing in its offices in order to mitigate the COVID-19 risks and has therefore relied more on remote connectivity. In addition, since December 2020 the US Food and Drug Administration FDA issued three Emergency Use Authorizations (EUAs) for COVID-19 vaccines applications, launching COVID-19 vaccination campaigns in many countries worldwide. There is no certainty that these countries will succeed in administering enough doses of the vaccines to reduce global or national morbidity rates, that the vaccination will prove as effective as in the results of their clinical trials, or that the vaccines will continue to be effective for all existing and future variants of the virus. ZIM continues to monitor its operations and government regulations, guidelines and recommendations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally. Moreover, because ZIM’s vessels travel to ports in countries in which cases of COVID-19 have been reported, ZIM faces risks to its personnel and operations. Such risks include delays in the loading and discharging of cargo on or from ZIM’s vessels, difficulties in carrying out crew changes, offhire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of ZIM’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions and increased risk of cyber-security threats due to ZIM’s employees working remotely. Fear of the virus and the efforts to prevent its spread continue to exert increasing pressure on the supply-demand balance, which could also put financial pressure on ZIM’s customers and increase the credit risk that ZIM faces in respect of some of them. Such events have affected our operations and may have a material adverse effect on ZIM’s business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed herein.

A decrease in the level of China’s export of goods could have a material adverse effect on ZIM’s business.

A significant portion of ZIM’s business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on ZIM’s business. For instance, the Chinese government has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect ZIM’s vessels calling on Chinese ports and could have a material adverse effect on ZIM’s business, financial condition and results of operations.

Excess supply of global container ship capacity may limit ZIM’s ability to operate its vessels profitably.

Global container ship capacity has increased over the years and continues to exceed demand. As of December 31, 2020, global container ship capacity was approximately 24 million 20-foot equivalent units, or TEUs, spread across approximately 5,371 vessels. According to Alphaliner, global container ship capacity is projected to increase by 3.7% in 2021, while demand for shipping services is projected to increase by 3.5%, therefore the increase in ship capacity is expected to be more aligned with the increase in demand for container shipping. During the first half of 2020, the COVID-19 pandemic outbreak has caused a decrease in demand for goods, causing carriers to adopt mitigating measures such as blank sailings and redelivery of chartered vessels. However, during the second half of 2020 carriers resumed temporarily halted service lines, performed additional sailings, and reduced the number of idle vessels to a minimum as a result of a significant increase in demand and a market shift to consumption of goods over services. Thus, the reduction of demand for shipping services in 2020 was significantly lower than anticipated in early 2020, although concerns regarding the vaccine rates, turnaround in the pandemic, renewed waves and new variants of the virus continue to pose risk for future worldwide demand.

There is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Additionally, responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may continue to face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to increased capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping levels of older vessels, any decline in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, awaiting repairs or retrofitted scrubbers that meet the IMO’s 2020 low-sulfur fuel mandate or are otherwise not available for hire). Excess capacity depresses freight rates and can lead to lower utilization of vessels, which may adversely affect ZIM’s revenues, profitability and asset values. Until such capacity is fully absorbed by the container shipping market and, in particular, the shipping lines on which ZIM’s operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

The increasing vessel size of containership newbuilding has exceeded the parallel development and adjustment of new and existing container terminals, which has led to higher utilization of vessels, near-full capacity at container terminals and congestion in certain ports. In addition, access to ports could be limited or unavailable for other reasons.

In recent years, the size of container ships has increased dramatically and at a faster rate than that to which container terminals are able to cater efficiently. Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestions, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of ZIM’s control. Such decisions are based on local policies and concerns and the interests of the container shipping industry may not be taken into account. In addition, as industry capacity and demand for container shipping continue to grow, ZIM may have difficulty in securing sufficient berthing windows to expand its operations in accordance with its growth strategy, due to the limited availability of terminal facilities. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes or other reasons beyond ZIM’s control (including the COVID-19 pandemic). ZIM cannot ensure that its efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on ZIM’s business, financial condition and results of operations.

Changing trading patterns, trade flows and sharpening trade imbalances may adversely affect ZIM’s business, financial condition and results of operations.

ZIM’s TEUs carried can vary depending on the balance of trade flows between different world regions. For each service ZIM operates, it measures the utilization of a vessel on the “strong,” or dominant, leg, as well as on the “weak,” or counter-dominant, leg by dividing the actual number of TEUs carried on a vessel by the vessel’s effective capacity. Utilization per voyage is generally higher when transporting cargo from net export regions to net import regions (the dominant leg). Considerable expenses may result when empty containers must be transported on the counter-dominant leg. ZIM seeks to manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction by utilizing its global network to increase cargo on the counter-dominant leg and by triangulating our land transportation activities and services. If ZIM is unable to successfully match demand for container capacity with available capacity in nearby locations, it may incur significant balancing costs to reposition its containers in other areas where there is demand for capacity. It is not guaranteed that ZIM will always be successful in minimizing the costs resulting from the counter-dominant leg trade, which could have a material adverse effect on ZIM’s business, financial condition and results of operations. Furthermore, sharpening imbalances in world trade patterns — rising trade deficits of net import regions in relation to net export regions — may exacerbate imbalances between the dominant and counter-dominant legs of ZIM’s services. This could have a material adverse effect on ZIM’s business, financial condition and results of operations.

Technological developments which affect global trade flows and supply chains are challenging some of ZIM’s largest customers and may therefore affect ZIM’s business and results of operations.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of ZIM’s largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for ZIM’s services. Rising tariff barriers and environmental concerns also accelerate these trends.

ZIM’s ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect its business, and ZIM faces risks related to its strategic cooperation agreement with the 2M Alliance.

The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2018, OOCL was acquired by COSCO and three large Japanese carriers, K-Line, MOL and NYK merged into ONE. In 2017, the merger of United Arab Shipping Company and Hapag-Lloyd, and the acquisition of Hamburg Sud by Maersk took place. Furthermore, in April 2020, Hyundai Merchant Marine (HMM) terminated its strategic cooperation with 2M and joined THE Alliance. The recent consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine.

ZIM is not party to any strategic alliances and therefore has not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, ZIM would like to enter into a strategic alliance but is unable to do so, it may be unable to achieve the cost and other synergies that can result from such alliances. However, ZIM is party to operational partnerships with other carriers in some of the other trade zones in which it operates, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. For example, in September 2018, ZIM entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by ZIM and by the 2M Alliance. In March 2019, ZIM expanded its partnership with the 2M Alliance by entering into a second strategic cooperation agreement to cover the Asia-East Mediterranean and Asia-American Pacific Northwest trade zones, which includes two service lines on each trade, and in August 2019, ZIM further expanded its partnership and launched two new US-Gulf Coast direct services with the 2M Alliance. At the end of 2020, ZIM further upsized two joint services by utilizing larger vessels on the Asia U.S. Gulf Coast service and the Asia-U.S. East Coast service and in March 2021 ZIM announced its intention to launch in early May 2021 a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal. Pursuant to its agreement with the 2M Alliance, commencing June 1, 2021, ZIM and the 2M Alliance will discuss possible amendments to the agreement that would govern the next phase of the parties’ cooperation. If the parties fail to mutually agree on the terms for a continuation of the strategic operational cooperation, any party may terminate the agreement prior to December 1, 2021, and such termination would become effective on April 1, 2022. A termination of this or any future cooperation agreement ZIM may enter into could adversely affect its business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements could also reduce ZIM’s flexibility in decision making in the covered trade zones, and ZIM is subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in the rest of the trade zones in which the 2M Alliance operates, as well as in other trade zones in which other alliances operate, ZIM is still unable to benefit from the economies of scale that many of its competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). If ZIM is not successful in expanding or entering into additional operational partnerships which are beneficial to it, this could adversely affect its business. In addition, ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and has therefore limited, and may continue to limit, its ability to enter into alliances or operational partnerships with certain shipping companies.

The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect ZIM’s market position and financial performance.

ZIM competes with a large number of global, regional and niche container shipping companies, including, for example, Maersk, MSC, COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of its key trades, ZIM competes primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — A.P. Moller-Maersk Group, Mediterranean Shipping Company and COSCO — accounting for approximately 45% of global capacity, and the remaining carriers together contributing less than 55% of global capacity as of February 2021, according to Alphaliner. Certain of ZIM’s large competitors may be better positioned and have greater financial resources than ZIM and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than ZIM and may be able to gain market share by supplying their services at aggressively low freight rates for a sustained period of time. In addition, there has been an increase in merger and acquisition activities within the container shipping industry in recent years, which has further concentrated global capacity with certain of ZIM’s competitors. See “— ZIM’s ability to enter into strategic alliances and participate in operational partnerships in the shipping industry is limited, which may adversely affect its business, and ZIM faces risks related to its strategic cooperation agreement with the 2M Alliance.” If one or more of its competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which it operates or intends to enter, ZIM could lose market share as a result of increased competition, which in turn could have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM may be unable to retain existing customers or may be unable to attract new customers.

ZIM’s continued success requires it to maintain its current customers and develop new relationships. ZIM cannot guarantee that its customers will continue to use its services in the future or at the current level. ZIM may be unable to maintain or expand its relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics. In addition, as some of ZIM’s customer contracts are longer-term in nature (up to one year), if market freight rates increase, ZIM may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire. Upon the expiration of its existing contracts, ZIM cannot assure that its customers will renew the contracts on favorable terms, or if at all, or that it will be able to attract new customers. Any adverse effect would be exacerbated if ZIM loses one or more of its significant customers. In 2020, ZIM’s 10 largest customers represented approximately 16% of its freight revenues and its 50 largest customers represented approximately 34% of its freight revenues. Although ZIM believes it currently has a diversified customer base, it may become dependent upon a few key customers in the future, especially in particular trades, such that ZIM would generate a significant portion of its revenue from a relatively small number of customers. Any inability to retain or replace its existing customers may have a material adverse effect on ZIM’s business, financial condition and results of operations.

Rising bunker prices and the low-sulfur fuel mandate under the IMO 2020 Regulations may have an adverse effect on ZIM’s results of operations.

Fuel expenses, in particular bunker expenses, represent a significant portion of ZIM’s operating expenses, accounting for 9%, 12% and 17% of the income from voyages and related services for the years ended December 31, 2020, 2019 and 2018, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, the US-China trade war, concerns related to the global recession and financial turmoil, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased significantly in 2020, due in part to decreased demand as a result of the COVID-19 pandemic and the changing dynamics among OPEC+ members.

Effective January 1, 2020, the IMO imposed the IMO 2020 Regulations which require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. Commencing January 1, 2020, ships are required to remove sulfur from emissions through the use of scrubbers or other emission control equipment, or purchase marine fuel with 0.5% sulfur content, which has led to increased demand for this type of fuel and higher prices for such bunker compared to the price ZIM would have paid had the IMO 2020 Regulations not been adopted. Substantially all of the vessels chartered by ZIM do not have scrubbers, which means ZIM is required to purchase low sulfur fuel for its vessels. ZIM’s vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, ZIM implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable ZIM to mitigate the possible increased costs in full or at all. As a result of the IMO 2020 Regulations and any future regulations with which ZIM must comply, it may incur substantial additional operating costs.

A rise in bunker prices could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically and in line with industry practice, ZIM has imposed from time to time surcharges such as the NBF over the base freight rate we charge to customers in part to minimize our exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that ZIM will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

ZIM’s bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. ZIM has implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, ZIM sometimes manages part of its exposure to bunker price fluctuations by entering into hedging arrangements with reputable counterparties. ZIM’s optimization strategies and hedging activities may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of ZIM’s exposure is hedged. There can be no assurance that ZIM’s hedging arrangements will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that ZIM’s counterparties will be able to perform under its hedging arrangements.

ZIM may face difficulties in chartering or owning enough large vessels to support its growth strategy due to the possible shortage of vessel supply in the market.

Container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. Particularly, in February 2021, ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade, with the vessels expected to be delivered to ZIM between February 2023 and January 2024. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU. As a result, cargo shippers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 74% of the current global orderbook based on TEU capacity as of February 2021, and approximately 29% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by the end of 2021. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which ZIM operates. Other than its strategic agreement with Seaspan Corporation for the long-term charter of ten 15,000 TEU LNG dual-fuel container vessels, ZIM does not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by its competitors will adversely impact its competitiveness if it is not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of ZIM’s inability to participate in certain alliances and thereby access lager vessels for deployment. Even if ZIM is able to acquire or charter-in larger vessels, it cannot assure it will be able to achieve utilization of its vessels necessary to operate such vessels profitably.

There are numerous risks related to the operation of any sailing vessel and ZIM’s inability to successfully respond to such risks could have a material adverse effect on it.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect ZIM’s reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuels and piracy and maritime arrest. For example, ZIM had expenses of $9.6 million in respect of claims and demands for lost and damaged cargo for the year ended December 31, 2020. Such claims are typically insured and ZIM’s deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, ZIM’s vessels have been involved in collisions resulting in loss of life and property. However, the occurrence of any of the aforementioned risks could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and ZIM may not be adequately insured against any of these risks. For more information about ZIM’s insurance coverage, see “— ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Although both the frequency and success of attacks have diminished recently, potential acts of piracy continue to be a risk to the international container shipping industry that requires vigilance. Additionally, ZIM’s vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If ZIM’s vessels are found with contraband, whether with or without the knowledge of any of ZIM’s crew, ZIM may face governmental or other regulatory claims or penalties as well as suffer damage to its reputation, which could have an adverse effect on its business, results of operations and financial condition.

ZIM relies on third-party contractors and suppliers, as well as its partners and agents, to provide various products and services and unsatisfactory or faulty performance of its contractors, suppliers, partners or agents could have a material adverse effect on its business.

ZIM engages third-party contractors, partners and agents to provide services in connection with its business. An important example is ZIM’s chartering-in of vessels from ship owners, whereby the ship owner is obligated to provide the vessel’s crew, insurance and maintenance along with the vessel. Another example is ZIM’s carrier partners whom ZIM relies on for their vessels and service to deliver cargo to its customers, as well as third party agencies who serve as its local agents in specific locations. Disruptions caused by third-party contractors, partners and agents could materially and adversely affect ZIM’s operations and reputation.

Additionally, a work stoppage at any one of ZIM’s suppliers, including its land transportation suppliers, could materially and adversely affect ZIM’s operations if an alternative source of supply were not readily available. Also, ZIM outsources part of its back-office functions to a third-party contractor. The back-office support center may shut down due to various reasons beyond ZIM’s control, which could have an adverse effect on ZIM’s business. There can be no assurance that the products delivered and services rendered by ZIM’s third-party contractors and suppliers will be satisfactory and match the required quality levels. Furthermore, major contractors or suppliers may experience financial or other difficulties, such as natural disasters, terror attacks, failure of information technology systems or labor stoppages, which could affect their ability to perform their contractual obligations to ZIM, either on time or at all. Any delay or failure of its contractors or suppliers to perform their contractual obligations to ZIM could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. ZIM procures insurance for its fleet in relation to risks commonly insured against by operators and vessel owners, which ZIM believes is adequate. ZIM’s current insurance includes (i) hull and machinery insurance covering damage to ZIM’s and third-party vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance, entered with reputable protection and indemnity, or P&I, clubs covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, lost or damaged cargo, smuggling fines, third-party claims in excess of a vessel’s insured value arising from collisions with other vessels, damage to other third-party property in excess of a vessel’s insured value and pollution arising from oil or other substances. While all of its insurers and P&I clubs are highly reputable, ZIM can give no assurance that it is adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, ZIM may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of ZIM’s credit facilities, insurance proceeds are pledged in favor of the lender who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds ZIM may receive from claims under its insurance policies. ZIM may also be subject to supplementary calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the P&I clubs through which ZIM receives indemnity insurance coverage. There is no cap on ZIM’s liability exposure for such calls or premiums payable to its P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. ZIM’s insurance policies also contain deductibles, limitations and exclusions which, although ZIM believes are standard in the shipping industry, may nevertheless increase its costs. While ZIM does not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed its insurance coverage, which might have a material adverse effect on ZIM’s business, financial condition and results of operations.

Any uninsured or underinsured loss could harm ZIM’s business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification. Further, ZIM does not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have an adverse effect on ZIM’s business, financial condition and results of operations.

Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM’s business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as government-mandated shutdowns due to the COVID-19 pandemic, severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit. During 2020, the outbreak of the COVID-19 pandemic resulted in an immediate and sharp decline in economic activity worldwide. During the second half of 2020, market conditions improved with higher demand mainly by heavy consumers’ purchase orders and e-commerce sales. The increase in demand combined with congestions and bottlenecks in the terminals, led to a significant containers shortage which also resulted in surge in the freight rates, climbing up to record-breaking levels. The deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which ZIM conducts significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is additional significant deterioration in the global economy, such conditions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Further, as a result of weak economic conditions, some of ZIM’s customers and suppliers have experienced deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing. As a result, ZIM’s existing or potential customers and suppliers may delay or cancel plans to purchase ZIM’s services or may be unable to fulfill their obligations to ZIM in a timely fashion. Geopolitical challenges such as trade wars, weather and natural disasters, political crises, embargoes and canal closures could also have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM’s business may be adversely affected by trade protectionism in the markets that it serves, particularly in China.

ZIM’s operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that ZIM accesses and serves, particularly in China, where a significant portion of ZIM’s business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020, China and additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership), which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. While an agreement was reached between China and the U.S. in January 2020 aimed at easing the trade war, there can be no assurance that there will not be any further escalation.

The U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has taken steps toward restricting trade in certain goods. The U.S. has imposed significant amounts of tariffs on Chinese imports since 2018. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since 2018. Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from Asia Pacific and the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. Further, increased tensions may adversely affect oil demand, which would have an adverse effect on shipping rates. They could also result in an increased number of vessels sailing from China with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. In addition, there is uncertainty regarding further trade agreements such as with the EU, trade barriers or restrictions on trade in the United States. Any increased trade barriers or restrictions on trade may affect the global demand for ZIM’s services and could have a material adverse effect on its business, financial condition and results of operations.

Volatile market conditions could negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in impairment charges.

As of the end of each of its reporting periods, ZIM examines whether there have been any events or changes in circumstances, such as a decline in freight rates or other general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized in ZIM’s financial statements.

For each of the years ended December 31, 2020, 2019 and 2018, ZIM concluded there were no indications for potential impairment, or that the recoverable amount of our CGU was higher than the carrying amount of our CGU and, as a result, did not recognize an impairment loss in its financial statements. However, ZIM cannot assure that it will not recognize impairment losses in future years. If an impairment loss is recognized, ZIM’s results of operations will be negatively affected. Should freight rates decline significantly or ZIM or the shipping industry experience adverse conditions, this may have a material adverse effect on ZIM’s business, results of operations and financial condition, which may result in ZIM recording an impairment charge.

Governments, including that of Israel, could requisition ZIM’s vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of ZIM’s vessels are registered, as well as a government of the jurisdiction where the beneficial owner of the vessel is registered, could requisition for title or seize ZIM’s vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. A government could also requisition ZIM’s vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Requisitions generally occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. ZIM would expect to be entitled to compensation in the event of a requisition of one or more of its vessels; however, the amount and timing of payment, if any, would be uncertain and beyond ZIM’s control. For example, ZIM’s chartered-in and owned vessels, including those that do not sail under the Israeli flag, may be subject to control by Israeli authorities in order to protect the security of, or bring essential supplies and services to, the State of Israel. Government requisition of one or more of ZIM’s vessels may result in a prepayment event under certain of ZIM’s credit facilities, and could have a material adverse effect on its business, financial condition and results of operations.

The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping company, ZIM is subject to a wide variety of international, national and local laws, regulations and agreements. As a result, ZIM is subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which it operates, including those of the State of Israel, the United States, the International Safety Management Code, or the ISM Code, and the European Union.

Any violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of ZIM’s “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.

ZIM is subject to competition and antitrust regulations in the countries where it operates, and has been subject to antitrust investigations by competition authorities.

ZIM is subject to competition and antitrust regulations in each of the countries where it operates. In most of the jurisdictions in which ZIM operates, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. However, it is difficult to predict whether existing exemptions or their renewal will be affected in the future. In August 2020, ZIM’s board of directors adopted a comprehensive new antitrust compliance plan, which included the adoption of a global policy as well as mandatory periodic employee trainings. ZIM is a party to numerous operational partnerships and views these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that ZIM relies on could negatively affect its business and results of operations. In recent years, a number of liner shipping companies, including ZIM, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. ZIM is also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on ZIM’s business, reputation, financial condition, results of operations and liquidity.

Finally, Commission Regulation (EC) No 906/2009, or the Block Exemption Regulation, exempts certain cooperation agreements (such as operational cooperation agreements, VSA (vessel sharing agreements), SCA (slot chartering agreements) and slot swap agreements) in the liner shipping sector from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit ZIM’s ability to enter into cooperation arrangements with other shipping companies, which could adversely affecting its business, financial condition and results of operations.

ZIM is subject to environmental and other regulations and failure to comply with these regulations could have a material adverse effect on its business.

ZIM’s operations are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which its vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low- sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. ZIM is subject to the International Convention for the Prevention of Pollution from Ships (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the U.S. Clean Water Act (CWA), and National Invasive Species Act (NISA), among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment, make ship modifications or operational changes and may affect the useful lives or the resale value of ZIM’s vessels.

ZIM may also incur additional compliance costs relating to existing or future requirements which could have a material adverse effect on its business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions; changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; and development and implementation of emergency procedures. For example, the IMO 2020 Regulations have required ZIM’s vessels to comply with its low sulfur fuel requirement since January 1, 2020. ZIM complies with this requirement by using fuel with low sulfur content, which is more expensive than standard marine fuel, or ZIM may upgrade its vessels to provide cleaner exhaust emissions. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect ZIM’s operations, require it to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in ZIM’s denial of access to, or detention in, certain jurisdictional waters or ports.

If ZIM fails to comply with any environmental requirements applicable to it, it could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the and termination or suspension of, and substantial harm to, its operations and reputation. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject ZIM to liability without regard to whether it was negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, ZIM could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from its vessels, or otherwise, in connection with its operations. ZIM is required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although ZIM has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on ZIM’s business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of ZIM’s vessels and events of this nature could have a material adverse effect on ZIM’s business, reputation, financial condition and results of operations.

ZIM is also subject to numerous data privacy laws, in particular the European Union’s General Data Protection Regulation (2016/679), or the GDPR, which relates to the collection, use, retention, security, processing and transfer of personally identifiable information about ZIM’s customers and employees in the countries where ZIM operates. The EU data protection regime expands the scope of the EU data protection law to all companies processing data of EEA individuals, imposes a stringent data protection compliance regime, including administrative fines of up to the greater of 4% of worldwide turnover or €20 million (as well as the right to compensation for financial or non-financial damages claimed by any individuals), and includes new data subject rights such as the “portability” of personal data. Although ZIM is generally a business that serves other businesses (B2B), it still processes and obtains certain personal information relating to individuals, and any failure by it to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against ZIM, which could subject it to significant fines, penalties, judgments and negative publicity.

ZIM is incorporated and based in Israel and, therefore, its results may be adversely affected by political, economic and military instability in Israel.

ZIM is incorporated and its headquarters are located in Israel and the majority of its key employees, officers and directors are residents of Israel. Additionally, the terms of the Special State Share require ZIM to maintain its headquarters and to be incorporated in Israel, and to have its chairman, chief executive officer and a majority of its board members be Israeli. As an Israeli company, ZIM has relatively high exposure, compared to many of its competitors, to acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). Political, economic and military conditions in Israel may directly affect ZIM’s business and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with ZIM. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. ZIM’s status as an Israeli company may limit its ability to call on certain ports and therefore could limit its ability to enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected its operations and its ability to compete effectively within certain trades. In addition, ZIM’s status as an Israeli company may limit its ability to enter into alliances that include certain carriers who are not willing to cooperate with Israeli companies.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disrupting economic activities. Recent political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in the Gaza Strip and Hezbollah in Lebanon. Armed conflicts or hostilities in Israel or neighboring countries could cause disruptions in ZIM’s operations, including significant employee absences, failure of its information technology systems and cyber-attacks, which may lead to the shutdown of its headquarters in Israel. For instance, during the 2006 Lebanon War, a military conflict took place in Lebanon. As a result of rocket fire in the city of Haifa, ZIM closed its headquarters for several days. Although ZIM maintains an emergency plan, such events can have material effects on its operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact ZIM’s business relationships and thereby have a material adverse effect on its business, financial condition, results of operations or liquidity. If ZIM’s facilities, including its headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for ZIM to develop alternative infrastructure and it may not be able to avoid service interruptions. Additionally, ZIM’s owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency. Any of the aforementioned factors may negatively affect ZIM and its results of operations.

ZIM’s commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. The Israeli government currently provides compensation only for physical property damage caused by terrorist attacks or acts of war, based on the difference between the asset value before the attack and immediately after the attack or on any cost of repairing the damage, whichever is lower. Any losses or damages incurred by ZIM could have a material adverse effect on its business. Any armed conflict involving Israel could adversely affect ZIM’s business and results and operations.

Further, ZIM’s operations could be disrupted by the obligations of personnel to perform military service.

The State of Israel holds a Special State Share in ZIM, which imposes certain restrictions on its operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti- takeover effect.

The State of Israel holds a Special State Share in ZIM, which imposes certain limitations on its operating and managing activities and could negatively affect its business and results of our operations. These limitations include, among other things, transferability restrictions on ZIM’s share capital, restrictions on its ability to enter into certain merger transactions or undergo certain reorganizations and restrictions on the composition of its board of directors and the nationality of its chief executive officer, among others.

Because the Special State Share restricts the ability of a shareholder to gain control of ZIM, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of its ordinary shares or otherwise negatively affect its business and results of operations. In addition, the terms of the Special State Share dictate that ZIM maintains a minimum fleet of 11 wholly owned seaworthy vessels.

Currently, as a result of waivers received from the State of Israel, ZIM owns fewer vessels than the minimum fleet requirement. However, if ZIM acquires and owns additional vessels in the future, these vessels would be subject to the minimum fleet requirements and conditions of the Special State Share, and if ZIM would want to dispose of such vessels, it would need to obtain consent from the State of Israel.

Furthermore, although there are no contractual restrictions on any sales of ZIM’s shares by its controlling shareholders, if Idan Ofer’s ownership interest in Kenon is less than 36%, or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares) will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or “control” (as defined in the State of Israel consent received by IC in connection with the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation). For further information on the Special State Share, see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Special State Share.”

Risks Related to Our Spin-Off

The potential indemnification of liabilities to IC pursuant to the Separation and Distribution Agreement may require us to divert cash to IC to satisfy our indemnification obligations.

We entered into a Separation and Distribution Agreement with IC, or the Separation and Distribution Agreement, which provides for, among other things, indemnification obligations designed to make us financially responsible for liabilities incurred in connection with our businesses, and as otherwise allocated to us in the Separation and Distribution Agreement. If we are required to indemnify IC under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. For example, in 2020, we distributed approximately $120 million in cash to our shareholders. Although a significant percentage of our shareholders hold their shares through the TASE, the dividend was denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar are exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting of shareholders held in 2020, or the 2020 AGM, our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2021, or the 2021 AGM, or the expiration of the period by which the 2021 AGM is required by law to be held, whichever is earlier) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2020 AGM and shareholders will be asked to renew this authority at the 2021 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based upon, among other things, the valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our previous taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, 25% or more (by value) of the stock. In particular, in February 2021, ZIM completed its initial public offering, which reduced our equity interest from 32% to approximately 28%. Further reduction in our equity interest in ZIM to or below 25% will limit our ability to treat our proportionate share of ZIM’s businesses and earning as directly owned, which could increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. Additionally, because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. Moreover, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. For instance, the sale of the Inkia Business, the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%), the sale of half of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2020 (which reduced our equity interest in Qoros to 12%) and the expected sale of all of our remaining interest in Qoros to the Majority Shareholder in April 2021 (which will eliminate our equity interest in Qoros) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We were incorporated in March 2014 under the Singapore Companies Act to be the holding company of certain companies that were owned (in whole, or in part) by IC in connection with our spin-off from IC in January 2015. We currently own the following:

•	an approximately 58% interest in OPC, an owner, developer and operator of power generation facilities in the Israeli and US power market;

•	an approximately 28% interest in ZIM, a large provider of global container shipping services; and

•	a 12% interest in Qoros, a China-based automotive company.

In connection with our spin-off from IC, we also held a 29% interest in Tower, a NASDAQ- and TASE—listed specialty foundry semiconductor manufacturer. In July 2015, we completed a pro-rata distribution in specie of substantially all of our interest in Tower. In 2016, we sold our remaining interest in Tower.

In December 2017, our wholly-owned subsidiary Inkia sold its power generation and distribution businesses in Latin America and the Caribbean, or the Inkia Business, to an entity controlled by I Squared Capital, an infrastructure private equity firm. As a result of this sale, our power generation business consists of our 58% interest in OPC. In January 2021, an entity which is 70%-owned by OPC acquired CPV.

In April 2021, we entered into an agreement to sell our remaining 12% interest in Qoros.

The legal and commercial name of the Company is Kenon Holdings Ltd. Our principal place of business is located at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192. Our telephone number at our principal place of business is + 65 6351 1780. Our internet address is www.kenon-holdings.com.We have appointed Gornitzky & Co., Advocates and Notaries, as our agent for service of process in connection with certain claims which may be made in Israel.

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

We were established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses, and we are primarily engaged in the operations of OPC.

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

Consistent with our strategy, we distributed approximately $120 million to our shareholders in 2020 and on March 30, 2021, Kenon’s board of directors approved an interim dividend of approximately $100 million for the year ending December 31, 2021.

Set forth below are some highlights of important developments for Kenon and its businesses in 2020 and 2021:

•	Kenon:

•
DPA Repayment. In October 2020, Kenon received the full amount of the deferred consideration payable (approximately $218 million (approximately $188 million net of taxes)) under the Deferred Payment Agreement prior to the due date for such payment (December 2021). In connection with the agreement with the buyer of the Inkia Business to repay the Deferred Payment Agreement prior to initial scheduled maturity, the parties agreed to increase the number of OPC shares pledged from 32,971,680 shares to 55,000,000 shares (representing approximately 29% of OPC’s shares as of March 31, 2021) and to extend the OPC Pledge and the corporate guarantee by one year until December 31, 2021. In addition, Kenon has agreed that, until December 31, 2021, it shall maintain at least $50 million in cash and cash equivalents, and has agreed to restrictions on indebtedness, subject to certain exceptions.

•	OPC:

•
Acquisition of CPV. In October 2020, OPC announced an agreement by CPV Group LP, an entity in which OPC indirectly holds a 70% stake, for the acquisition of CPV from Global Infrastructure Management, LLC. CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States. The acquisition was completed in January 2021. The consideration for the acquisition is $648 million (payable in cash), subject to post-closing adjustments based on closing date cash, working capital and debt. Additional consideration of $95 million was paid in the form of a vendor loan in respect of CPV’s 17.5% equity in the Three Rivers project, which is currently being developed. CPV subsequently reduced its interest in the Three River’s project to 10% and the consideration for the transaction and the amount of the seller’s loan was reduced accordingly.

•	OPC-Hadera reaches COD. On July 1, 2020, OPC-Hadera’s cogeneration power plant reached its COD.

•
Equity Issuances. In 2020 and 2021 to date, OPC has issued new ordinary shares in private and public offerings for total consideration of approximately NIS 1.4 billion ($0.4 billion). As a result of these share issuances, including Kenon's participation in the October 2020 public offering, Kenon’s interest in OPC decreased from 69.8% to 58.2%.

•	Qoros:

•
2020 Sale of 12% in Qoros. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for RMB1.56 billion (approximately $220 million). As a result, Kenon holds a 12% interest in Qoros and retains a put option to sell this interest to the Majority Shareholder in Qoros for a price of RMB 1.56 billion (approximately $220 million). Pursuant to relevant agreements, the Majority Shareholder in Qoros is required to assume guarantee and pledge obligations of the shareholders in accordance with its pro rata ownership interest in Qoros. The Majority Shareholder in Qoros assumed its guarantee obligations in connection with its initial 51% investment, and in connection with the sale of 12% of Kenon's interest in Qoros in 2020, but has not assumed its pledge obligations under the RMB 1.2 billion loan facility but the Majority Shareholder in Qoros has provided Kenon a guarantee in respect of its pro rata share of the pledge obligations which it was required to assume from Kenon with respect to the RMB1.2 billion loan facility.

•
2021 Agreement to Sell Remaining 12% Interest in Qoros. In April 2021, we entered into an agreement to sell our remaining 12% interest in Qoros to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately $238 million). The sale is subject to certain conditions, including approvals by relevant government authorities and a release of the pledge over Kenon's shares in Qoros, which are currently pledged to secure debt of Qoros under its RMB1.2 billion loan facility. The purchase price is payable in installments due between July 31, 2021 and March 31, 2023. For more information, see “—Kenon’s Agreement to Sell its Remaining Interest in Qoros to the Majority Shareholder in Qoros”

•
Receipt of Payments from Chery. Kenon had provided cash collateral to Chery of the RMB244 million (approximately $36 million) in connection with reductions in Kenon's back-to-back guarantee obligations to Chery; the relevant agreements provided that such cash collateral was to be released as Chery's guarantee obligations were reduced. Kenon received aggregate cash payments of $17 million from Chery in December 2019 and April 2020 as a result of repayments on Qoros’ bank loans and corresponding reductions of Chery’s obligations under its guarantees, bringing the total cash received from Chery to RMB244 million (approximately $36 million) in connection with these repayments resulting in full reimbursement of the cash collateral.

ZIM

•
IPO and NYSE Listing. In February 2021, ZIM completed an initial public offering of its shares on the New York Stock Exchange selling 15 million new ordinary shares (including shares issued pursuant to the exercise of the underwriters’ overallotment option), for gross consideration of $225 million (before deducting underwriting discounts and commissions or other offering expenses). As a result of the offering, our interest in ZIM decreased from 32% to approximately 28%. We continue to assess our options with respect to our ownership interest in ZIM.

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

OPC

OPC, which accounted for approximately 100% of our revenues in the year ended December 31, 2020, is an owner, developer and operator of power generation facilities located in Israel and, since its acquisition of CPV, in the United States. OPC’s facilities and primary development projects are set forth below.

Operations in Israel

•
OPC-Rotem, in which OPC has an 80% equity interest, operates a conventional combined cycle power plant in Mishor Rotem, Israel, with an installed capacity of 466 MW (based on OPC-Rotem’s generation license). The power plant utilizes natural gas, with diesel oil and crude oil as backups.

•
OPC-Hadera, a wholly-owned subsidiary of OPC, operates a power plant using cogeneration technology with an installed capacity of 144 MW in Hadera which reached its COD on July 1, 2020 and owns the Energy Center, which consists of boilers and a steam turbine. The Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of steam and its turbine is not currently operating and is not expected to operate with generation of more than 16MW.

•
Tzomet, a wholly-owned subsidiary of OPC, is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. Tzomet has a conditional license for the development project, which remains subject to conditions set forth under the conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. In September 2018, Tzomet entered into an EPC contract in an amount equivalent to approximately $300 million for the design, engineering, procurement and construction of the Tzomet power plant and provision of certain maintenance services in connection with the power station’s main equipment for a period of 20 years from the plant’s COD. During 2020, the construction of the Tzomet power plant commenced. OPC expects that the Tzomet plant will reach its COD in January 2023 and that the total cost of completing the Tzomet plant will be approximately NIS1.5 billion (approximately $0.5 billion) (excluding NIS 100 million, which is half of the tax assessment on the land). As of December 31, 2020, OPC had invested approximately NIS 694 million (approximately $216 million) in the project.

•
Construction of energy generation facilities on the premises of consumers. To date, OPC has entered into agreements with several consumers (including consumers that were successful in the EA’s tender) for the installation and operation of generation facilities (natural gas) on the premises of consumers for aggregate capacity of approximately 76MW, as well as arrangements for the sale and supply of energy to consumers. Once completed, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million for each installed MW. OPC has also entered into construction agreements and agreements for supply of motors for the generation facilities with a total capacity of approximately 41 MW. As of December 31, 2020, OPC’s investment in such generation facilities amounted to approximately NIS 12 million ($4 million).

•
Sorek 2 Desalination Plant. In May 2020, OPC, through a wholly-owned subsidiary, won a build-operate-transfer (BOT) tender with the State of Israel for the construction, operation and maintenance of a seawater desalination plant, pursuant to an agreement which states that OPC will construct, operate and maintain a natural gas-fired cogeneration power plant with a capacity of up to 99MW at the premises of the desalination plant, and sell electricity to the desalination plant for a period of 25 years, following which ownership of the power plant will be transferred to the State of Israel. OPC has committed to construct the plant within 24 months from the approval date of the national infrastructure plan (which has yet to be received). OPC is currently in the process of entering into an equipment supply agreement, a construction agreement and a maintenance agreement, which will be subject to approval by the Seawater Desalination Authority. OPC estimates that construction of the plant will be completed in the second half of 2023. Excess capacity beyond that used by the desalination plant is expected to be sold to the System Administrator.

Operations in the United States

OPC operates in the United States since January 2021, when an entity in which OPC indirectly holds a 70% stake, acquired CPV from Global Infrastructure Management, LLC. The consideration for the acquisition was $648 million in cash, subject to post-closing adjustments based on closing date cash, working capital and debt. Additional consideration of $95 million was paid in the form of a vendor loan in respect of CPV’s 17.5% equity in the Three Rivers project, which is currently being developed. CPV subsequently reduced its interest in the Three River’s project to 10% and the consideration for the transaction and the amount of the seller’s loan was reduced accordingly. In addition to the $648 million consideration, on the completion date of the transaction, the buyer paid an additional $5 million for a deposit in the same amount held by CPV and subsequent to the completion date of the transaction, $5 million was provided by the buyer for replacement of a letter of credit issued by the seller for the CPV Keasbey project. The final consideration is subject to final closing adjustments to be completed within 120 days of closing of the acquisition.

CPV is engaged in the development, construction and management of power plants running conventional energy (powered by natural gas) and renewable energy in the United States. CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 14,800 MW, of which approximately 4,850 MW consists of wind energy and another approximately 9,950 MW consist of conventional power plants. CPV holds ownership interests in active power plants it constructed over the past years (both conventional and renewable energy): in power plants powered by natural gas (of the open‑cycle type from an advanced generation), CPV’s proportionate ownership interest is approximately 1,290 MW out of 4,045 MW (5 power plants), and in wind energy CPV’s proportionate ownership interest is approximately 106 MW out of 152 MW (1 power plant) (the remaining 30% interest for this project was acquired by CPV on April 7, 2021).

In addition, CPV holds a 10% ownership interest in the Three Rivers project, which consists of the construction of a natural gas, combined cycle power plant with expected capacity of 1,258 MW (CPV’s proportionate interest is approximately 125MW), expected to participate in tenders for capacity in the PJM market. Its expected COD is May 2023 and the expected cost of construction is approximately $1.3 billion for 100% of the project (not just CPV’s ownership interest). CPV also has 9 renewable energy projects in advanced stages of development, and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,175 MW. CPV manages its active plants and the development of its projects. In addition, CPV provides management services to third parties.

OPC's Listing in 2017 and Financing Activities in 2019 to 2021

In August 2017, OPC completed an initial public offering in Israel, and a listing on the TASE, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining 76% stake.

In 2019, OPC issued a total of 11,028,240 new ordinary shares (representing approximately 8% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) in two share issuances, for total cash consideration net of issuance expenses of approximately NIS 272 million (approximately $76 million). As a result of these share issuances, Kenon’s interest in OPC decreased from 75.8% to 69.8% (68.9% on a fully diluted basis).

In 2020 and 2021 up to the date of this report, OPC issued new shares in multiple offerings:

•
In October 2020, OPC issued a total of 11,713,521 new ordinary shares (representing approximately 7.5% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) for total (gross) consideration of NIS 350 million (approximately $103 million) to two institutional investors (the Clal Group and the Phoenix Group) in a private placement in connection with the acquisition of CPV.

•
Also in October 2020, OPC issued a total of 23,022,100 new ordinary shares (representing approximately 14.8% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) for a total (gross) consideration of NIS 737 million (approximately $217 million) in a public offering. Kenon was allocated 10,700,200 shares in the public offering for a total purchase price of approximately $101 million.

•
In January 2021, OPC issued 10,300,000 ordinary shares (representing approximately 5.5% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) to Altshuler Shaham and entities managed by Alsthuler Shaham in a private placement for a total (gross) consideration of NIS 350 million (approximately $107 million).

As a result of these share issuances, including Kenon's participation in the October 2020 public offering, Kenon’s interest in OPC decreased from 69.8% to 58.2%.

Overview of OPC's Operations

Israel

The following table sets forth summary operational information regarding OPC’s main operations in Israel as of March 25, 2021:

								Amount of	Total
								OPC	estimated
Power								investment	cost of the
plants/								in the	investment
facilities		Installed	Current					project at	in the
for		electricity	OPC			COD/	Main	12/31/2020	project
generation		capacity	Ownership			Expected	customer/	(NIS	(NIS
of energy	Status	(MW)	Interest	Location	Technology	COD	consumer	millions)	millions)

Rotem Power Plant	Active	≈ 466	80%	Rotem plain	Conventional	July 2013	Private customers and IEC	≈ 2,000	–

Hadera Power Plant	Active	≈ 144	100%	Hadera Industrial Zone	Cogeneration	July 2020	Private customers and the System Administrator	≈ 900[1]	–
		Energy Center which as at the submission date of the report is operated for supply of steam as a back up		On the premises of Hadera Paper Mills

Zomet	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	January 2023	The System Administrator	≈ 694	≈ 1,500[2]

Sorek 2	In initiation	Up to 99	100%	On the premises of the Sorek B seawater desalination facility	Conventional	Second half of 2023	Yard consumer and pursuant to EA regulations	≈ 1	Up to 200

Facilities for generation of energy on the consumer’s premises	In various stages of development starting from initiation and up to construction	Every facility up to 16 megawatts (as at the submission date of the report, construction and operation agreements were signed for a total of 76 megawatts. The Company intends to take action to sign construction and operation agreements in a cumulative scope of at least 120 megawatts	100%	On the premises of consumers throughout Israel	Conventional	The planned commercial operation dates are pursuant to the conditions provided in the agreements and in any case no later than 48 months from the signing date of the agreement[3]	Yard consumers also including Group customers	≈ 12	≈ an average of NIS 4 per megawatt

____________________

(1) The total investment is presented net of compensation from the construction contractor to which Hadera is entitled under Hadera’s construction agreement. Hadera offset part of such compensation against payments to the construction contractor.
(2) The estimate of the costs does not take into account half of the assessment received from Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees.
(3) The binding agreements and execution thereof are subject to receipt of approvals and/or consents of third parties, where necessary, including connection of the consumer to the natural gas distribution infrastructures (to the extent the consumer is not already connected), receipt of approval of Israel Electric Company (IEC) for connection of the facility to the electricity network, issuance of a building permit for the facility, and where necessary even preparation of a detailed statutory plan (Urban Planning Scheme) for this purpose.

OPC sells energy through PPAs. The weighted average remaining life of OPC’s PPAs based on firm capacity, as of March 25, 2021, is approximately 6.5 years for OPC-Rotem and 11.4 years for OPC-Hadera, including a 25-year PPA with Hadera Paper mill. The IEC PPA (as defined below), which extends for a 20-year term from COD of OPC-Rotem, provides OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to private customers. OPC-Rotem has exercised this option and sells all of its energy and capacity directly to private customers (i.e. customers other than the IEC), as of the date of this report. For further information on the IEC PPA, see “—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.”

United States

The following table sets forth summary operational information regarding OPC’s United States operations (active projects), through its 70% ownership of CPV, as of March 25, 2021:

		CPV			Year of
		Ownership	Fuel/	Installed Capacity	commercial
Plant	Location	Interest	technology	(MW)	operation

CPV Fairview	Pennsylvania	25%	Natural gas, combined cycle	1,050	2019

CPV Towantic	Connecticut	26%	Natural gas / two fuels, combined cycle	805	2018

CPV Maryland	Maryland	25%	Natural gas, combined cycle	745	2017

CPV Shore	New Jersey	37.53%	Natural gas, combined cycle	725	2016

CPV Valley	New York	50%	Natural gas, combined cycle	720	2018

CPV Keenan II	Oklahoma	70%[1]	Wind	152	2010

____________

(1) In April 2021, CPV acquired the remaining 30% interest in this project and, therefore, currently has 100% ownership interest.

The power plants in which CPV has an interest generally sell their output on the spot market. CPV has in place hedging arrangements as described below.

Industry Overview

Overview of Israeli Electricity Generation Industry

Israel’s power generation units primarily utilize fossil fuels. Most of the activity of power generation in Israel is carried out by the state-owned IEC. However, in recent years the market share of private producers has been increasing in light of the Israeli government policy to allow competition in the electricity market.

The following tables feature data on the share of private electricity producers and the IEC in the electricity market, as well as renewable energy production in 2018 and 2019, as published by the EA in the Report on the Condition of the Electricity Market for 2018 and 2019.

	December 31, 2019		December 31, 2018
	Installed Capacity (MW)	% of Total Installed Capacity in the Market	Installed Capacity (MW)	% of Total Installed Capacity in the Market
IEC	12,752	66%	13,355	73%
Private electricity producers (without renewable energy)	4,288	22%	3,439	19%
Renewable energy (private electricity producers)	2,326	12%	1,424	8%
Total in the market	19,366	100%	18,198	100%

	Energy generated (thousands of MWh)	% of total generated in the market	Energy generated (thousands of MWh)	% of total generated in the market
IEC	47,784	66%	47,900	69%
Private electricity producers (without renewable energy)	21,359	29%	19,232	28%
Renewable energy (private electricity producers)	3,334	5%	2,038	3%
Total in the market	72,476	100%	69,170	100%

Sales of IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff published by the EA and denominated in NIS. The EA operates a “Time of Use” tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day. Within Israel, the price of energy varies by season and demand period, with tariffs varying based upon the season—summer (July, August), winter (January, February, December) and transition (March-June, September-November)—and demand (peak, shoulder and off-peak).

In January 2021, the EA published the electricity tariffs for 2021, which included a decrease of the EA’s generation component tariff by approximately 5.7%. OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price in January and February 2021 and for OPC-Rotem may be (and for OPC-Hadera will be) at the minimum price for the remainder of 2021. This decrease in the EA generation component is expected to have a negative impact on OPC's profits in 2021 compared with 2020.

As of December 31, 2019, the total installed capacity of the Israeli market (IEC and IPPs) was approximately 17,040 MW excluding renewable energy, and approximately 2,326 MW, including renewable energy. According to EA publications, the demand for electricity in Israel is expected to grow at an annual rate of 2.8%, reaching an annual generation forecast of 97.26 kilowatts per hour in 2030. These projections for the growth in the electricity market are based on the following assumptions:

Estimates megawatts
New installed capacity with gas up to 2030	1,400-4,000
Sale of IEC sites that have not yet been sold in accordance with sector reform (Hagit, Eshkol and Redding)	2,771
Total additional potential private capacity up to 2030	4,171 – 6,771

The IEC has been classified by the Electricity Sector Law as an “essential service provider” and, as such, is subject to basic obligations concerning management of the Israeli power utility market. These obligations include the filing of development plans, management of Israel’s power system, management of Israel’s power transmission and distribution systems, provision of backup and infrastructure services to IPPs and consumers, and the purchase of power from IPPs. The IEC also transmits all of the electricity in Israel.

Pursuant to the Israeli Government’s electricity sector reform, among other things, (i) the IEC will be required to sell five power plants (currently three plants remain to be sold) through a tender process over a period of 7 years, which is expected to reduce the IEC's market share to below 40% (ii) the IEC will cease acting as the System Administrator and (iii) certain limitations will be imposed on entities participating in the tender process as well as in overall capacity held by a single entity in the market. Furthermore, the IEC is permitted to build and operate two new gas-powered stations (through a subsidiary), but is not authorized to construct any new stations or recombine existing stations. This reform is expected to increase IPPs’ presence in the market and lead to further industry competition. The IEC’s Alon Tabor power plant was sold in 2019 and the Ramat Hovav power plant was sold in 2020. OPC submitted purchase bids as part of both tenders but was not the winning bidder.

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

Overview of United States Electricity Generation Industry

The electricity market in the United States, in which CPV operates, is the largest private electricity market in the world with about 1,100 gigawatts of generation facilities. The generation mix has changed significantly over the last several years. In 2016, natural gas overtook coal as the primary fuel source for electricity production in the United States, after coal comprised over 50% of the electricity supply since the 1980s. These changes have been driven by federal and state environmental policies, as well as the relative cost of the fuel sources and the advancement in technologies. These factors also have greatly contributed to the growth in renewable technologies over the last several years.

The transition in the United States to renewable and lower carbon emitting generation has been accelerating in recent years. While hydroelectric generation has been a mainstay of the industry from its early days, and certain parts of the country have a significant resource base, there is an acceleration of wind and solar power plants. A key factor driving the increase in renewable technologies are state policies supporting the decarbonization of the economy which includes energy, transportation, and heating. Thirty states have enacted mandatory targets for the percentage of renewable energy to support state demand, and others have policy goals that target reductions in CO2 emissions over time. State run programs for renewable energy development require local utilities to procure a percentage of power from renewable resources through certification programs typically referred to as RECs (Renewable Energy Certificates), which are tradable on a number of exchanges throughout the country. In addition, federal and state tax policies have incentivized investment in certain renewable technologies through Production Tax Credits (PTC), which provide a tax benefit for every KW/h generated during a ten-year period and through Investment Tax Credits (ITC), which provide tax benefits based upon the amount of investment made in a project.

OPC’s Description of Operations

OPC operates power generation plants in Israel and, with the acquisition of CPV in January 2021, in the United States. See below a description of OPC’s operations by geography. For an overview of certain key historical financial and operational information for OPC see “Operating and Financial Review and Prospects—Business Overview—OPC.”

Israel

OPC’s operations in Israel include power generation plants that operate on natural gas and diesel. As of December 31, 2020, OPC’s installed capacity was up to 610 MW. OPC’s operations in Israel consist of two power plants in operation: OPC-Rotem and OPC-Hadera, and one plant under construction, Tzomet.

OPC-Rotem

OPC’s first power plant, OPC-Rotem, a combined cycle power plant with an installed capacity of 466 MW (based on OPC-Rotem’s generation license), commenced commercial operations in Mishor Rotem, Israel in July 2013. The power plant utilizes natural gas, with diesel oil and crude oil as backups. OPC has an 80% equity interest in OPC-Rotem.

OPC-Hadera

OPC’s second power plant, OPC-Hadera operates a cogeneration power station in Israel with capacity of approximately 144 MW, which reached its COD on July 1, 2020 and owns the Energy Center, which consists of boilers and a steam turbine. The Energy Center currently serves as backup for the OPC-Hadera power plant’s supply of steam. Its turbine is not currently operating and is not expected to operate with generation of more than 16MW. The total investment in construction of the OPC-Hadera power plant and infrastructure of OPC-Hadera (including the Energy Center) amounted to about NIS 0.9 billion (approximately $0.3 billion).

Tzomet

OPC owns 100% of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. The Tzomet plant will be a “peaking” facility and all capacity will be sold to the IEC. In April 2019, the EA granted Tzomet a conditional license for a 66-month term (which can be extended, subject to conditions) for the construction of a 396MW conventional open-cycle power plant. Tzomet’s conditional license remains subject to conditions set forth under the conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. If Tzomet is unable to meet such conditions this could result in a delay or inability to complete the project. In February 2020, the EA notified OPC that financial closing for the Tzomet project had been met. During 2020, the construction of the Tzomet power plant commenced. OPC expects that the Tzomet plant will reach its COD in January 2023 and that the total cost of completing the Tzomet plant will be approximately NIS 1.5 billion (approximately $0.5 billion) (excluding NIS 100 million, i.e. half of the tax assessment received with respect to the land). As of December 31, 2020, OPC had invested approximately NIS 694 million (approximately $216 million) in the project.

OPC has participated in the past and will consider participating in future tenders, including the IEC tenders. However, there is no certainty that OPC will participate in such tenders or that it will be successful.

 See “Item 3.D Risk Factors—Risks Related to OPC—OPC faces risks in connection with the expansion of its business” and “Item 3.D Risk Factors—Risks Related to OPC—OPC faces competition from other IPPs.”

Construction of energy generation facilities on the premises of consumers

OPC has engaged several consumers (including consumers that were successful in the EA’s tender) in agreements through the installation and operation of generation facilities (natural gas) on the premises of consumers for capacity of approximately 76MW, as well as arrangements for the sale and supply of energy to consumers. Once completed, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The planned COD dates are in accordance with the conditions provided in the agreements, but not later than 48 months from the execution date of the relevant agreement. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million for every installed MW. OPC has also entered into construction agreements and agreements for supply of motors for the generation facilities with a total capacity of approximately 41 MW. As of December 31, 2020, OPC’s investment in such generation facilities amounted to approximately NIS 12 million (approximately $4 million).

Sorek 2

In May 2020, OPC, through its wholly owned subsidiary, won a build-operate-transfer (BOT) tender with the State of Israel for the construction, operation and maintenance of a seawater desalination plant, in an agreement which states that OPC will construct, operate and maintain a natural gas-fired cogeneration power plant with a capacity of up to 99MW at the premises of the desalination plant, and sell electricity to the desalination plant for a period of 25 years, following which ownership of the power plant will be transferred to the State of Israel. OPC has committed to construct the plant within 24 months from the approval date of the national infrastructure plan (which has yet to be received). OPC is currently in the process of entering into an equipment supply agreement, a construction agreement and a maintenance agreement, which will be subject to approval by the Seawater Desalination Authority. OPC estimates that the construction period for the plant will end in the second half of 2023. The plant is expected to operate in accordance with the EA’s regulations. Excess capacity beyond that used by the desalination plant is expected to be sold to the System Administrator.

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2020:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,321	92%
OPC-Hadera	144	431	79%
OPC Total	610	3,752

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2019:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,727	99%
OPC-Hadera (Energy Center)	18	84	94%
OPC Total	484	3,811

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2018:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,299	87%
OPC-Hadera (Energy Center)	18	84	94%
OPC Total	484	3,383

The following summaries provide a description of OPC’s businesses in Israel.

OPC-Rotem

OPC has an 80% stake in OPC-Rotem. The remaining 20% is held by Veridis, which is indirectly controlled by Delek Automotive Systems Ltd. OPC-Rotem commenced operations in July 2013 in Mishor Rotem industrial zone in the south of Israel. The OPC-Rotem plant was constructed for an aggregate cost of approximately $508 million. OPC-Rotem’s plant has a capacity of 466 MW (based on OPC-Rotem’s generation license).

Gas Supply Agreements

OPC-Rotem purchases natural gas from the Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC-Rotem and the Tamar Group. According to the agreement with the Tamar Group, OPC-Rotem has the option to decrease the daily contractual gas amount to a specific amount set forth in the agreement between 2020 and 2022, such that the minimum consumption from the Tamar Group constitutes 50% of the average gas consumption in the three years preceding the notice of the option exercise. This agreement was amended in 2019, reducing the minimum consumption to 40%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Rotem until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean — see below- is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (described below) with the purpose of decreasing the overall gas price of OPC. The amendment is also expected to increase OPC-Rotem’s cumulative annual take-or-pay obligations. Commencing in March 2020, OPC-Rotem was required to purchase minimum amounts of gas pursuant to the agreement (“take-or-pay” obligation).

In December 2017, OPC-Rotem signed an agreement for the purchase of natural gas with Energean Israel Ltd., or Energean. Pursuant to this agreement, OPC-Rotem has agreed to purchase from Energean 5.3 billion m3 of natural gas over a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, the agreement between OPC-Rotem and Energean was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (unless the total contractual quantity is supplied earlier). Further to notices issued to OPC in 2020 by Energean claiming “force majeure events” under its agreement, in September 2020, Energean issued an additional notice to OPC claiming force majeure events under its agreement and indicating that it expects flowing of the first gas from the Karish reservoir to take place in the second half of 2021. OPC rejected the force majeure contentions under the agreements. According to Energean's January 2021 publications, flowing of gas from the Karish reservoir is expected to take place during the fourth quarter of 2021. This projection requires an increase in workforce in order to be attained, and if such increase is not effected the flowing of gas may be further delayed. In February 2021, as part of issuance of bonds by Energean, Moody’s published a report stating that the full operation of the Karish reservoir may be delayed to the second quarter of 2022. There is no guarantee that the gas supply will be available by the stated timeframes or at all.

Electricity Sales

OPC-Rotem has a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA (which will be assigned by IEC to the System Administrator). The term of the IEC PPA is for 20 years after the power station’s COD (which was in 2013). According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both, subject to certain restrictions set in the agreement): (1) provide the entire net available capacity of its power station to IEC or (2) carve out energy and capacity for direct sales to private consumers. OPC-Rotem has allocated the entire capacity of the plant to private consumers since COD. As of December 31, 2020, OPC-Rotem supplies energy to 36 private customers according to PPAs. OPC manages sales of electricity from the OPC-Rotem power plant in a manner that is intended to permit flexibility in the sale of electricity to its customers (for example by means of suspending from time to time the sale of the electricity). Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice. In addition, some of OPC-Rotem’s customers have entered into agreements with OPC for construction and operation of energy generation facilities, whereby supply of the electricity will be made by the energy generation facility and OPC-Rotem, see “-Construction of energy generation facilities on the premises of consumers.”

Maintenance

Mitsubishi provides the long-term servicing of the power station, for a term of 100,000 hours of operation, or until the date on which 8 planned gas turbine treatments are completed (OPC estimates that this is a period of 12 years). OPC’s long-term service agreement with Mitsubishi includes timetables for performance of the maintenance work, including “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is scheduled to be completed approximately every 18 months. The most recent regularly scheduled maintenance was scheduled for the second quarter of 2020, but this was delayed due to COVID-19 related restrictions. In April 2020, OPC-Rotem shut down the power plant for a number of days in order to perform internally‑initiated technical tests and treatments. These shutdowns and delay in the timing of the planned maintenance work did not have a significant impact on the generation activities of the OPC-Rotem power plant and its results. In October 2020, Mitsubishi carried out maintenance work, as planned. The execution of maintenance work required thirteen days during which the activities of the Rotem Power Plant were halted. The next regular maintenance work is expected to take place in October 2021, during which the plant’s operations are expected to be suspended for 18 days.

Shareholder Agreement

OPC has entered into a shareholders’ agreement which grants minority rights to OPC Rotem’s minority shareholder. For further information on OPC’s shareholders’ agreements, see “—Shareholders’ Agreements.”

OPC-Hadera

OPC-Hadera operates a cogeneration power plant in Israel with capacity of approximately 144 MW and owns the Energy Center, which consists of boilers and a steam turbine. The Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of steam and its turbine is not currently operating and is not expected to operate with generation of more than 16MW. The cogeneration power plant reached its COD on July 1, 2020. In June 2020, the EA granted a permanent license to the OPC-Hadera power plant for generation of electricity using cogeneration technology having installed capacity of 144 MW and a supply license. The generation license is for a period of 20 years, as is the supply license so long as a valid generation license is held (the generation license may be extended by an additional 10 years). Certain components of the gas and steam turbines were subject to replacement, repair or improvement work during December 2020 and early 2021, and additional necessary work is expected in the rest of 2021. During performance of such work, the power plant is expected to be operated partially.

OPC-Hadera leases from Hadera Paper the land on which the power generation plant is located for a period of 24 years and 11 months from December 2018.

EPC Contract

In January 2016, OPC-Hadera entered into an EPC contract with IDOM, for the design, engineering, procurement and construction of the cogeneration power plant (as well as amendments to the agreement that were subsequently signed). The total consideration, following amendments made to the agreement in 2018, is estimated at NIS 639 million (approximately $185 million), payable upon achievement of certain milestones. The agreement contains a mechanism for the compensation of OPC-Hadera in the event that IDOM fails to meet its contractual obligations under the agreement. Furthermore, IDOM has provided bank guarantees and a corporate guarantee has been provided by its parent company to secure IDOM's obligations, and OPC has provided IDOM a guarantee to secure part of OPC-Hadera's liabilities. Due to delays in the plant’s COD, OPC estimates that part of the costs resulting from the delay, including lost profits, are expected to be covered by its insurance policy as well as the construction contractor, but has not received such reimbursements to date. There is no certainty that OPC be able to receive reimbursements and/or compensation for the full amount of its direct and indirect damages.

Sales of Electricity and Steam

OPC-Hadera’s power plant supplies the electricity and steam needs of Hadera Paper’s facility and provides electricity to private customers in Israel. It also sells electricity to the IEC. The power plant operates using natural gas as its energy source, and diesel oil and crude oil as backups. As a cogeneration plant which supplies electricity and steam in a single production process, based on the construction contractor’s estimates OPC-Hadera’s power plant is expected to have a relatively high level of energy utilization.

OPC-Hadera has entered into a PPA with Hadera Paper for supply of all of Hadera Paper’s electricity and steam needs for a period of 25 years. The agreement provides a minimum quantity of steam to be purchased by Hadera Paper (“take-or-pay”), which will be subject to adjustment. The Energy Center currently serves as back‑up for the OPC-Hadera power plant’s supply of the steam.

In addition to this agreement, OPC-Hadera has entered into PPAs with other private customers. Such agreements include a compensation mechanism in case of delay in the COD of the power plant and for non-availability of the power plant below a minimum level. In light of the delay in the COD of the power plant to July 2020, Hadera has paid its customers compensation. In addition, some of OPC-Hadera’s customers have entered into agreements with OPC for construction and operation of energy generation facilities, whereby supply of the electricity will be made by the energy generation facility and OPC-Hadera, see “—Construction of energy generation facilities on the premises of consumers.”

Gas Supply Agreements

In 2012, Hadera Paper entered into an agreement with the Tamar Group for the supply of natural gas, which has been assigned to OPC-Hadera. This gas supply agreement expires upon the earlier of April 2028 or the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas shall be supplied on a firm basis, and includes a take-or-pay obligation, by OPC-Hadera. In addition, according to the agreement, OPC-Hadera has the option to effectively reduce the purchased gas quantities by approximately 50%, subject to certain conditions.

In September 2016, OPC-Hadera entered into another gas supply agreement with the Tamar Group. The gas supply agreement will expire at the earlier of fifteen years from January 2019 on the date on which OPC-Hadera consumes the entire contractual capacity. Both parties have the option to extend the agreement, under certain conditions. OPC-Hadera also has the right to terminate this agreement, which it may elect to do in connection with the Energean agreement described below. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas will be supplied on an interruptible basis, and the Tamar Group shall not be responsible for failures in the requested gas supply levels. The Tamar Group may decide to switch the supply to a firm basis. In the event of such a decision and from the date of the change in supply mechanism, OPC-Hadera will be subject to a take-or-pay obligation. OPC-Hadera also has the option to sell gas surplus to other customers, including related parties, subject to limitations. In 2019, this agreement was amended reducing the minimum consumption to 30%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Hadera until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean — see below- is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (as described below) with the purpose of decreasing the overall gas price of OPC.

In December 2017, OPC-Hadera signed an agreement for the purchase of natural gas with Energean. Pursuant to this agreement, OPC-Hadera has agreed to purchase from Energean 3.7 billion m3 of natural gas for a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, this agreement was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (unless the total contractual quantity is supplied earlier). Further to notices issued to OPC in 2020 by Energean claiming “force majeure events” under its agreement, in September 2020, Energean issued an additional notice to OPC claiming force majeure events under its agreement and indicating that it expects flowing of the first gas from the Karish reservoir to take place in the second half of 2021. OPC rejected the force majeure contentions under the agreements. As stated in Energean's January 2021 publications, flowing of gas from the Karish reservoir is expected to take place during the fourth quarter of 2021. This projection requires an increase in workforce in order to be attained, and if such increase is not effected the flowing of gas may be further delayed. In February 2021, as part of issuance of bonds by Energean, Moody’s published a report stating that the full operation of the Karish reservoir may be delayed to the second quarter of 2022. There is no guarantee that the gas supply will be available by the stated timeframes or at all. For further information on OPC-Hadera’s gas supply agreements, see “—OPC’s Raw Materials and Suppliers.”

Maintenance

In June 2016, OPC-Hadera entered into a maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH, or GEGPP pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC-Hadera plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the service agreement) have reached the end-date of their performance and (b) 25 years from the date of signing the service agreement. The service agreement contains a guarantee of reliability and other obligations concerning the performance of the OPC-Hadera plant and indemnification to OPC-Hadera in the event of failure to meet the performance obligations. OPC-Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

Tzomet

In March 2018, OPC acquired 95% of the shares of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW, for consideration of approximately $23 million. In February 2020, OPC acquired the remaining 5% of the shares of Tzomet, for consideration of approximately NIS 27 million (approximately $8 million).

In February 2020, financial closing for the Tzomet project was met and in 2020, the construction of the Tzomet power plant commenced. OPC expects that the Tzomet plant will reach its COD by January 2023 and that the total cost of completing the Tzomet plant will be approximately NIS1.5 billion (approximately $0.5 billion) (excluding NIS 100 million, i.e. half of the tax assessment received with respect to the land). As of December 31, 2020, OPC had invested approximately NIS 694 million (approximately $216 million) in the project.

Sales of Electricity

As opposed to generation facilities with an integrated cycle that operate during most of the hours in the year, the Tzomet plant will be an open-cycle power plant (Peaker plant). Peaker plants are generally planned to operate for a short number of hours during the day, where there is a gap in the demand and supply of electricity, e.g., at peak demand times. They act as backup plants whose purpose is to provide availability in times of peak demand, such as when other generation facilities break down, or as supplements when solar energy is unavailable. Therefore, as opposed to OPC-Rotem and OPC-Hadera, which enter into PPAs to sell power to private customers, Tzomet will sell all of its capacity to the IEC, acting as a Peaker plant.

In January 2020, Tzomet entered into a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA (in October 2020, Tzomet received notice of assignment by IEC to the System Administrator). The term of the Tzomet PPA is for 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (1) Tzomet will sell energy and available capacity to IEC and IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services, (2) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in relevant regulation, (3) the plant will be operated pursuant to the System Administrator’s directives and the System Administrator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (4) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and relevant regulation, and pay penalties for any non-compliance. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Administrator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Gas Supply Agreement

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

Maintenance Agreement

In December 2019, Tzomet entered into a long-term maintenance agreement with PW Power Systems LLC, or PW. Pursuant to the agreement, PW will provide maintenance treatments to the Tzomet plant generators, turbines, and additional equipment for a period of 20-years commencing on the date of commercial operation of the Tzomet plant.

EPC Contract

Tzomet has entered into an EPC agreement with PW for construction of the Tzomet project. Pursuant to this agreement, PW committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation and undertook to complete the construction work of the Tzomet project. The aggregate consideration payable over the term of the agreement is approximately $300 million, and is payable based on the achievement of milestones. The agreement contains a mechanism for the compensation of Tzomet in the event that PW fails to meet its contractual obligations under the agreement. In March 2020, Tzomet issued a notice to commence to the contractor under the agreement and the agreement was further amended to extend the period for completion of construction by three months. OPC’s management currently does not expect that the extension will result in a delay in the project.

Construction of energy generation facilities on the premises of consumer

OPC has entered into agreements with several consumers (including consumers that were successful in the EA’s tender) for the installation and operation of generation facilities (natural gas) on the premises of consumers for capacity of approximately 76MW, as well as arrangements for the sale and supply of energy to consumers. Upon completion, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The planned COD dates are in accordance with the conditions provided in the agreements, and no later than 48 months from the date of the agreement.

The arrangements with customers that have been entered into and those expected to be entered into provide for reduced tariffs for customers reflecting lower use of the infrastructure, and capacity payments to OPC. OPC has also signed construction agreements and agreements covering the supply of motors for the generation facilities, with a total capacity of approximately 41 MW. Some PPAs with OPC-Rotem and OPC-Hadera have been extended in connection with such arrangements. OPC intends to take action to sign construction and operation agreements with additional consumers (including customers of the group). OPC is considering participating in tenders by customers for additional capacity using these arrangements. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million (approximately $1 million) for each installed MW. As of December 31, 2020, OPC’s investment in such generation facilities amounted to approximately NIS 12 million (approximately $4 million). OPC has entered into a framework agreement to order motors for the generation facilities.

United States

OPC’s operations in the United States consist of the operations of CPV, which was acquired in January 2021 by a partnership in which OPC has a 70% indirect interest and the general partner of which is indirectly owned by OPC. The acquisition agreement included representations of the sellers with respect to CPV, its assets, position and activities, which are subject to exceptions and qualifications. The representations of the sellers expired on the closing date of the transaction, except for certain fundamental representations that will apply for two years, where the right of recourse in a case of their breach is limited solely to an offset against the sellers loan, subject to conditions stipulated in the acquisition agreement and after full utilization of the right of recovery under the insurance policy. Pursuant to the acquisition agreement, the buyer purchased an insurance policy covering representations with a liability limit of up to about $53 million for a period of 3 years, except for certain representations regarding which the period is 6 years, on terms that are customary in insurance policies covering representations for a transaction of this type.

CPV is engaged in the development, construction and management of power plants running conventional energy (powered by natural gas) and renewable energy in the United States. CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 14,800 MW, of which approximately 4,850 MW consists of wind energy and another approximately 9,950 MW consist of conventional power plants. CPV holds ownership interests in active power plants it constructed over the past years (both conventional and renewable energy): in power plants powered by natural gas (of the open‑cycle type from an advanced generation), CPV’s proportionate ownership interest is approximately 1,290 MW out of 4,045 MW (5 power plants), and in wind energy CPV’s proportionate ownership interest is approximately 106 MW out of 152 MW (1 power plant) (the remaining 30% interest for this project was acquired by CPV on April 7, 2021). In addition, CPV holds a 10% ownership interest in the Three Rivers project, a power plant under construction running on natural gas having an aggregate capacity of approximately 1,258 MW (CPV’s share currently is approximately 125MW). CPV also has 9 renewable energy projects in advanced stages of development, and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,175 MW. CPV manages its active plants and the development of its projects. In addition, CPV provides management services to third parties.

Plants in Commercial Operation

The table below sets forth an overview of CPV’s power plants that were in commercial operation as of December 31, 2020.

		Installed	CPV	Year of	Type of
		Capacity	ownership	commercial	project/	Regulated
Project	Location	(MW)	interest	operation	technology	market[1]	Manner of sale of capacity/electricity

CPV Fairview	Pennsylvania	1,050	25%	2019	Natural gas, combined cycle (there is a possibility of an ethane mix up to 25%)	PJM

Capacity payments from PJM, without reference to the actual quantity generated, based on the price determined in an annual tender for the activity year three years in advance. The capacity price is known up to May 2022. The capacity price determined for the 2021/22 capacity year is $140 per MW/day in the region in which the project is located.

Gas for the project is acquired in the market on the basis of market prices at the acquisition points.

CPV Towantic	Connecticut	805	26%	2018	Natural gas / two fuels, combined cycle	ISO-NE
Capacity payments from ISO‑NE, without reference to the actual quantity generated, based on the price determined in the tender. The project participated in a capacity tender for the first time in 2018‑2019 based on a price of $9.55 per KW/month and it exercised the possibility to determine (fix) the tariff for seven years in respect of 725 MW linked to the Utilities Inputs Index. For 2023‑24 there is a possibility to sell an additional 45 MW. From 2025, capacity prices will be based on an annual tender for the activity year three years in advance.

Gas for the project is acquired in the market on the basis of market prices at the acquisition points.

CPV Maryland	Maryland	745	25%	2017	Natural gas, combined cycle	PJM

Capacity payments from PJM, without reference to the actual quantity generated, based on the price determined in an annual tender for the activity year three years in advance. The capacity price is known up to May 2022. The capacity price determined for the 2021/22 capacity year is $140 per MW/day in the region in which the project is located.

Gas for the project is acquired in the market on the basis of market prices at the acquisition points.

CPV Shore	New Jersey	725	37.53%	2016	Natural gas, combined cycle	PJM

Capacity payments from PJM, without reference to the actual quantity generated, based on the price determined in an annual tender for the activity year three years in advance. The capacity price is known up to May 2022. The capacity price determined for the 2021/22 capacity year is $166 per MW/day in the region in which the project is located.

Gas for the project is made based on the market prices at the acquisition points.

CPV Valley	New York	720	50%	2018	Natural gas, combined cycle	NYISO

Capacity payments from NYISO, based on the price determined in seasonal, monthly and SPOT capacity tenders, with capacity prices that change every month.

Gas for the project is acquired in the market on the basis of market prices at the acquisition points.

CPV Keenan II	Oklahoma	152	70%[2]	2010	Wind	SPP	The project entered into an agreement for supply of electricity (PPA) with a utility company for 100% of the electricity generated up to 2030.

(1)
Sale of electricity in the organized PJM market is supervised and administered by PJM to ensure supply of the electricity in accordance with price offers of the electricity generators. Sale of electricity in the organized NYISO market is supervised and administered by NYISO to manage the supply of the electricity in accordance with price offers of the electricity generators.

(2)	In April 2021, CPV acquired the remaining 30% interest in this project and, therefore, currently has 100% ownership interest.

The table below provides sets forth an overview of the generation capacity of CPV’s plants in commercial operation for 2019 and 2020.

	2020		2019
	Net Electricity generation (GWh)[1]	Actual Generation (%)[2]	Net Electricity generation (GWh)[1]	Actual Generation (%)[2]
Fairview[3]	7,397	78.4%	373	66.9%
Towantic	5,322	72.6%	3,868	52.9%
Maryland	3,790	58.2%	4,191	64.4%
Shore	4,444	68.8%	5,013	78.3%
Valley	4,705	75.8%	4,100	66.3%
Keenan II	587	44.0%	586	44.1%

(1)	Net generation is the gross generation during the year less the electricity consumed for the self-use of the power plants.

(2)	The actual generation percentage is the electricity produced by the power plants relative to the maximum amount of generation able to be produced during the year.

(3)	Fairview was completed and commenced operations in December 2019.

Project under Construction

The table below sets forth an overview of CPV’s project under construction.

Expected
					Projected		Manner of	construction
		Planned	CPV	Year of	date of	Type of	sale of	cost for 100%
	Loca-	Capacity	Ownership	construction	commercial	project/	capacity/	of the project (US$
Project	tion	(MW)	Interest	start	operation	technology	electricity	millions)

CPV Three Rivers	Illinois	1,258	10%[1]	2020	May 2023	Natural gas, combined cycle

Expected to participate in tenders for capacity in the PJM market for the 2023/2024 year.

Gas for the project will be acquired in the market on the basis of market prices in (at) the acquisition points.

Approximately 1,293

(1)	Reflects completion of the sale of 7.5% of CPV’s interest in the Three Rivers Project on February 3, 2021.

Projects under Development

CPV currently has 9 renewable energy projects in advanced stages of development in the United States, and additional projects in various technologies and in various stages of development, of approximately 6,175 MW in the aggregate. The development stages for each project include, among other things, the following: formulation (securing) of the rights in the project’s lands; licensing processes; receipt of approvals and regulatory planning processes; environmental surveys; engineering examinations; examinations of connection to the relevant transmission networks (grids); signing of agreements with relevant investors/lenders and relevant suppliers (construction contractor, equipment and turbines contractors) and entering into a hedge agreement and agreements for sale of electricity (PPA), REC certificates (based on the type of project).

The table below sets forth an overview of the scope of the projects under development, the development stage and the technology (in MW):

Summary of the Scopes of the Development Projects as at the Submission Date of the Report (in megawatts)[1]
Technology	Advanced	Early	Total
PV	895	1,150	2,045
Wind	175	0	175
CCGT	1,985	1,970	3,955
Storage[2]		100 – 500
Total	3,055	3,120	6,175

_________________________
(1) In general, CPV views projects that are in its estimation about two to three years prior to commencement of construction as projects in the advanced development stage. This depends on the scope of the project and the technology, and could change based on specific characteristics of a given project, as well as due to external reasons that are relevant to a certain project.
(2) Storage projects in initial stages were not included in the total above.

There is no certainty that these projects under development will be completed as anticipated or at all, due to various factors, including factors not under CPV’s control, and their development is subject to, among other things, completion of the development processes, signing agreements, assurance of financing and receipt of various approvals and permits. Given the nature of CPV's development projects, there is less certainty of completion of any particular development project as compared to OPC's historic development projects.

The tables below provide details regarding CPV’s development projects that are in an advanced stage of development as well as a summary of certain details relating to early stage projects.

Project	Technology	Capacity (MW)	Market
Maple Hill	PV	150[1]	PJM
Rogue's Wind	Wind	114	PJM
Kingsbrook	PV	50	ISO-NE
Five Bridges	PV	147	SERC
Browns Pond	PV	40	ISO-NE
Backbone	PV	175	PJM
Countyline	PV	150	PJM
Stagecoach	PV	183	SERC
Sullivan Wind	Wind	61	ISO-NE
Renewable Advanced Stage		1,070

_________
(1) Of which 50MW is subject to fulfillment of certain conditions.

The table below sets forth additional details regarding two CPV projects that are in the advanced development stage.

Expected
				Projected	Projected		Activity	Manner of	construction
			OPC	Year of	date of	Type of	area	sale of	cost
	Loca-	Capacity	Ownership	construction	commercial	project/	and electricity	capacity/	(US$
Project	tion	(MW)	Interest	start	operation	technology	region	electricity	millions)

Maple Hill	Pennsyl-vania	100 MWac, plus an option for an additional 50 MWac if certain conditions are met	100%[1]	Q2 2021	Q2 2022	Solar	PJM MAAC	1. Undertook renewable energy certificates for 5 years. 2. Expected to sign an electricity hedge agreement for 8-12. 3. Expected to sell capacity in the PJM market in annual tenders.	145-150

Rogue’s Wind	Pennsyl-vania	Approx. 114 MW	100%[2]	Q1 2022	Q2 2023	Wind	PJM MAAC	In April 2021, signed PPA agreement for sale of electricity, capacity and renewable energy certificates for 10 years with a clean energy company[3]	200-205

1.
Upon consummation of an agreement with a "tax partner"' the CPV Group will have 100% of Class B rights. Class A rights are held by Tax Equity investors, who have excess tax benefits and dividend rights until a certain return (Tax Flip) is achieved.

2.
Upon consummation of an agreement with a "tax partner"' the CPV Group will have 100% of Class B rights. Class A rights are held by Tax Equity investors, who have excess tax benefits and dividend rights until a certain return (Tax Flip) is achieved.

3.
The PPA is expected to create annual revenue for the project of approximately $15 million. With the execution of the PPA, CPV has provided approximately $8.5 million to secure its liabilities under the PPA.

Management of Projects

CPV provides management services to power plants in the United States for projects in which it has an ownership interest as well as projects owned by third parties. The projects managed by CPV use a variety of technologies and fuel types, representing approximately 7,911 MW (approximately 5,455 MW for projects in which it holds equity rights and approximately 2,456 MW for projects for third parties). Management services are provided by means of signing asset and energy management agreements, usually for short/medium periods. The average balance of the period of all the management agreements (including projects wherein CPV holds ownership interests and in projects of third parties) is approximately 4 years, and the average balance of the period in the management agreements for projects in which CPV holds rights is about 6 years (subject to the provisions of the relevant agreement regarding the possibility of early conclusion of the agreements or possibilities for renewal thereof for additional periods, as applicable). Management services are provided for annual management and incentive fees. The management services include, among others, project management and compliance with regulations, supervision of operation of the project, management of the energy generated, including optimization and management of exposures, management of the project’s debt and credit agreements, management of undertakings in the agreements, licenses and contractual liabilities, management of budgets and financial matters, and project insurance.

Description of CPV projects

In general, each CPV project company enters into a limited liability company agreement with the other project equity owners setting forth each partner’s rights, duties and obligations with respect to the applicable project (each, an “LLC Agreement”). Each LLC Agreement generally contains customary provisions restricting the transfer of rights, including conditions for permissible transfers, minimum equity percentage transfer requirements and rights of first offer. CPV is also often required to maintain at least a minimum ten percent (10%) equity ownership in a project company for up to five (5) years after closing of construction financing. Each project company is governed by a board of managers selected by the members.

Material and certain other key decisions typically require unanimous or supermajority approval by the board of managers, including, decisions, among others, declaring bankruptcy, initiating dissolution and liquidation, selling assets or merging the company, entering into or amending material agreements, taking on indebtedness, initiating or settling litigation, engaging critical service providers, approving the annual budget or obligating the company for expenditures beyond those contemplated by the budget, and adopting hedging strategies and risk management policies. The CPV project companies do not have any employees. Each CPV project company is operated through a series of agreements, including among others those outlined below.

The CPV conventional operating projects are all merchant and participate in the sale of capacity, electricity and ancillary services in their respective ISO/RTO. Every day, CPV begins the process of forecasting and planning for the next operating day. After making preparations from the standpoint of purchases of natural gas to support the expected electricity generation activities, offers are submitted to the Day-Ahead market. In addition, revisions are made throughout the day for actual operations occurring that day (the Real-Time market), which include purchases and sales of natural gas and optimizing generation output based upon the real-time market price.

Set forth below is a discussion of the key contracts for each facility in which CPV has an ownership interest. With respect to asset management agreements and energy management agreements with companies part of the CPV group, such agreements permit early termination under circumstances set forth in the relevant agreements. In addition, other relevant agreements provide the possibility for early termination. Furthermore, from time to time, project companies for projects powered by natural gas enter into short-term transaction hedging commodity prices.

CPV Fairview

CPV Fairview is party to the following agreements.

•
Hedging: a hedge agreement on electricity margins of the Revenue Put Option (“RPO”) type until May 31, 2025. The RPO is intended to provide CPV Fairview a minimum gross margin for the period of the agreement. The RPO has an annual exercise price that covers an exercise period of a fiscal year. For purposes of calculating the gross margin, the agreement uses specific parameters, such as a heat rate, the expected generation levels, forward prices for electricity and gas, gas transmission costs and other specific project costs.

•
Gas Supply: a Base Contract for sale and purchase of natural gas (GSPA) which provides for supply of natural gas up to 180,000 MMBtu per day at a price that is linked to market prices as provided in the agreement. Pursuant to the agreement, the gas supplier is responsible for transport of natural gas to the designated supply point and is permitted to transport ethane in lieu of natural gas up to a rate of 25% of the agreed supply quantity. The GSPA is valid up to May 31, 2025.

•
Maintenance: a services agreement (CSA) with its original equipment manufacturer, for supply of parts and maintenances services. The CSA agreement went into effect on December 27, 2016 (“the Effective Date”) and ends on the earlier of: (A) 25 years from the Effective Date; or (B) when specific milestones are reached on the basis of use and wear and tear. CPV Fairview pays a fixed and a variable fee commencing from the date of the commercial operation. The remaining cost of the agreement is expected to be approximately $198 million over the life of the agreement subject to the variable components.

•
Operation: an agreement for operation and maintenance of the facility. The period of the agreement is three years from the completion date of construction of the facility. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination of the agreement based on its terms.

•	Management Agreements:

o
an asset management agreement (AMA) with Competitive Power Ventures Inc. (CPVI), whereby CPVI provides construction services and asset management services. The AMA includes an annual fixed payment, a performance based payment and provisions regarding reimbursement of certain expenses. The AMA includes provisions regarding reimbursement of expenses relating to construction management services. The initial period of the agreement is up to seven years after completion of the construction of the facility, and the agreement may be extended for an additional year.

o
an energy management agreement for consulting to CPV Fairview in connection with formulating energy management plans, risk management and performance strategies. CPV Fairview provided notice to terminate the agreement on December 31, 2020. CPV Fairview signed a replacement agreement with CPV Energy and Marketing Services, LLC (CEMS), a related party of the CPV Group, to provide similar services for a term up to December 31, 2025, with two option periods of five years each.

CPV Towantic

CPV Towantic is party to the following agreements:

•	Gas Supply:
o
an agreement for transmission of gas based on the availability of the system (interruptible service). The agreement does not require but, allows Towantic to transmit gas from Iroquois to Algonquin Gas Transmission at interruptible transmission rates.

o
an agreement for the supply of gas with a North American company. Pursuant to the agreement, up to 115,000 MMBtu per day will be supplied at a price linked to market prices. Supply of the gas runs up to March 31, 2023.

•
Gas Transmission: a services agreement pursuant to which CPV Towantic is guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 Tariff price. The initial period of the agreement commenced on August 1, 2018 and runs up to March 31, 2021. The agreement renews automatically for periods of year, unless one of the parties terminates the agreement.

•
Maintenance: a services agreement (CSA) with its original equipment manufacturer, for provision of maintenance services for the fire turbines. CPV Towantic pays a fixed and a variable amount commencing from the date stipulated in the agreement. The remaining cost of the agreement is expected to be approximately $148 million over the life of the agreement subject to the variable components.

•
Operation: an agreement for operation and maintenance of the facility. The period of the agreement is three years from commencement of facility’s activities (i.e., up to June 1, 2021). CPV Towantic pays a fixed and a variable amount for the services provided, a performance based payment and is required to reimburse employment expenses, including payroll and taxes, subcontractor costs and other costs as provided in the agreement. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination in accordance with the agreement.

•	Management Agreements:

o
an asset management agreement with CPVI, for provision of construction and asset management services. The period of the agreement is ten years from completion of the construction of the facility, and such period may be extended for an additional three years. In consideration for the services provided, CPV Towantic pays a fixed annual payment, and a performance based payment and reimbursement of expenses during the period of the agreement.

o
an energy management agreement for consulting to CPV Towantic regarding formulation of energy management plans, risk management and performance strategy. The period of the agreement is up to December 31, 2021, with an extension option to CPV Towantic. CPV Towantic is permitted to conclude the agreement by prior notice of thirty days. CPV Towantic submitted a termination notice on March 2, 2021 under the existing agreement. CPV Towantic signed a replacement agreement with CEMS to provide similar services until March 31, 2026, along with two 5-year renewal options.

CPV Towantic has not entered into a long-term hedging transaction, such as an RPO. CPV Towantic sells to ISO-NE about 92% or 725 MW of its availability up to May 31, 2025, at various prices.

CPV Maryland

CPV Maryland is party to the following agreements:

•
Hedging: a hedge agreement on electricity margins of the RPO type. The RPO is intended to provide CPV Maryland a minimum margin, for the period of the agreement. The RPO has an annual exercise price that covers an exercise period of a fiscal year. For purposes of calculating the gross margin, the agreement uses specific parameters, such as a heat rate, the expected generation levels, forward prices for electricity and gas, gas transmission costs and other specific project costs. The RPO is up to February 28, 2022.

•
Gas Supply: an agreement for the supply of natural gas with a North American company. Pursuant to the agreement, up to 180,000 MMBtu per day will be supplied at a price linked to market prices. Supply of the gas runs up to October 31, 2022.

•
Gas Transmission: a natural gas transmission agreement for guaranteed capacity of up to 132,000 MMBtu/d. The agreement period is 20 years, which commenced on May 31, 2016, with an option for CPV Maryland to extend for an additional 5 years. The annual payment under the agreement is approximately $5 million.

•
Maintenance: a services agreement with its original equipment manufacturer. CPV Maryland can acquire additional services under the agreement as needed. The payments under the agreement consist of minimum annual fixed payments, variable quarterly payments based on operating parameters of the defined equipment and quarterly management fees. Except for the minimum annual payment, the rest of the payments increase by 2.5% each year. The agreement ends on the earlier of: (A) the date on which the equipment reaches a defined milestone; or (B) 25 years from the signing date (August 8, 2014). The remaining cost of the agreement is expected to be approximately $115 million over the life of the agreement subject to the variable components.

•
Operation: an agreement for operation and maintenance of the facility. CPV Maryland pays fixed annual management fees, a performance based bonus, and reimburses for employment expenses, payroll and taxes, subcontractor costs and other costs as provided in the agreement.

•	Management Agreements:

o
an asset management agreement with CPVI. The management services include management of the project documents, energy management services, development of operational strategy, negotiations with respect to additional project agreements, compliance and control, management of financial documents, financing, management of accounts and payments, taxes, budgets, insurance, government permits and regulation, etc. CPV Maryland pays a fixed annual payment, and a performance based payment and reimbursement of expenses during the period of the agreement. The period of the agreement is up to December 31, 2028.

o
an energy management agreement for consulting to CPV Maryland in connection with formulating energy management plans, risk management and performance strategies. The agreement ended on December 31, 2020. CPV Maryland entered into a replacement energy management agreement with CEMS for provision of certain services relating to sale of merchant energy, capacity and ancillary services. The consideration includes a fixed monthly payment, plus reimbursement of expenses during the agreement period. In addition, the agreement includes provisions for reimbursement of expenses to CEMS in respect of services provided by third parties for CPV Maryland. The period of the agreement is up to December 31, 2025, and CPV Maryland has an option to extend the period of the agreement twice for five additional years, at its discretion.

CPV Shore

CPV Shore is party to the following agreements:

•
Hedging: a Heat Rate Call Option agreement (HRCO). The agreement covers 100% of the facility’s output and is consistent with customary conditions for agreements of this type. The agreement runs up to April 30, 2021.

•
Gas Supply: an agreement for supply of natural gas. Pursuant to the agreement, the gas supplier supplies gas of 120,000 MMBtu per day at a price linked to the market price. The period of the agreement was up to March 31, 2021. CPV Shore signed an extension of this agreement up to October 31, 2022.

•
Gas Transmission: a number of agreements with an interstate pipeline company (a services agreement, a connection agreement, a construction agreement and an operating agreement). Pursuant to the agreements natural gas connection and transmission services are provided to CPV Shore by means of a pipe the start of which is an existing inter-state pipe and reaches the facility’s connection point. CPV Shore paid an advance deposit to the supplier for the services under the gas agreements. The period of the gas transmission agreements is 15 years (up to April 2030), and there is an option to extend the agreements twice for ten years. The annual payment under the agreements is approximately $6 million.

•
Maintenance: an amended services agreement with its original equipment manufacturer on December 22, 2017. CPV Shore may acquire additional services under the agreement, as needed. The consideration consists of a fixed minimum annual payment, variable quarterly payments based on operating parameters of the defined equipment, and quarterly management fees. Except for the minimum annual payment, the rest of the payments increase by 2.5% every year. The agreement ends on the earlier of: (A) the date on which the equipment reaches a defined milestone; or (B) 20 years from the signing date. The remaining cost of the agreement is expected to be approximately $123 million over the life of the agreement subject to the variable components.

•
Operation: an agreement for operation of the facility. The consideration includes fixed annual management fees, a performance based bonus and reimbursement of employment expenses, including payroll and taxes, subcontractor costs and other costs as provided in the agreement.

•	Management Agreements:

o
an asset management agreement with CPVI. The management services include management of the project documents, energy management services, development of operational strategy, negotiations with respect to additional project agreements, compliance and control, management of financial documents, financing, management of accounts and payments, taxes, budgets, insurance, government permits and regulation, etc. The consideration includes a fixed annual payment, and a performance based payment and reimbursement of expenses during the period of the agreement. The period of the agreement is up to December 31, 2030.

o
an energy management agreement for consulting in connection with formulating energy management plans, risk management and performance strategies. The agreement ended on December 31, 2020. CPV Shore signed a replacement energy management agreement with CEMS for provision of certain services relating to sale of merchant energy, capacity and ancillary services. The agreement includes a fixed monthly payment, plus reimbursement of expenses during the agreement period. The agreement also includes provisions for reimbursement of expenses to CEMS in respect of services provided by third parties for CPV Shore. The period of the agreement is up to December 31, 2025, and CPV Shore has an option to extend the period of the agreement twice for five additional years.

CPV Valley

CPV Valley participates in capacity tenders of NYISO. The tenders are seasonal, monthly or spot for the sale of unforced capacity in New York, both by means of tenders of NYISO and through bilateral transactions.

CPV Valley is party to the following agreements:

•
Hedging: a hedge agreement on electricity margins of the RPO type. The RPO is intended to provide CPV a minimum margin, for the period of the agreement. The RPO has an annual exercise price that covers an exercise period of a fiscal year. For purposes of calculating gross margin, the agreement uses specific parameters, such as a heat rate, the expected generation levels, forward prices for electricity and gas, gas transmission costs and other specific project costs. The RPO extends up to May 31, 2023.

•
Gas Supply: an agreement for the supply of natural gas of up to 127,200 MMBtu per day at a price linked to the market. The supplier is responsible for transmission of natural gas to the designated supply point. The period of the agreement is up to May 31, 2023.

•
Gas Transmission: an agreement with an interstate pipeline company for the licensing, construction, operation and maintenance of a pipe and measurement and regulating facilities, from the inter-state pipeline system for transmission of natural gas to the facility. The supplier provides 127,200 Dth per day of firm natural gas transportation at an agreed price during a period that ends on March 31, 2033. In addition, CPV Valley signed an agreement for provision of firm transmission services in a quantity of 35,000 MMbtu per day, for a period up to March 31, 2033. The annual payment under the agreement is approximately $21 million.

•
Maintenance: an agreement with its original equipment manufacturer, for maintenance services for the fire turbines. The consideration includes fixed and variable amounts from the first operation date of the turbines. The period of the agreement is up to the earlier of: (A) 132,800 equivalent base load hours; or (B) to June 9, 2044. The remaining cost of the agreement is expected to be approximately $149 million over the life of the agreement subject to the variable components.

•
Operation: an operation and maintenance agreement with one of the partners in the project. The consideration includes fixed annual management fees, an operation bonus and reimbursement of certain costs defined in the agreement that were incurred by the third party. The period of the agreement is five years from the completion date of construction of the facility, and the agreement may be renewed for an additional three years.

•	Management Agreements:

o
an asset management agreement with CPVI. The management services include management of the project documents, energy management services, development of operational strategy, negotiations with respect to additional project agreements, compliance and control, management of financial documents, financing, management of accounts and payments, taxes, budgets, insurance, government permits and regulation, etc. The consideration includes a fixed annual payment, a performance based payment and provisions with respect to reimbursement of certain expenses. The initial agreement period is up to five years after completion of construction of the facility, and the agreement may be renewed for three additional years.

o
an energy management agreement for the provision of management services in connection with fuels, electricity management, risk management and additional defined services. The consideration includes a fixed monthly payment and reimbursement of certain costs. The period of the agreement is up to October 31, 2022 and CPV Valley may extend the agreement.

CPV Keenan II

CPV Keenan II is party to the following agreements:

•
PPA: a wind power energy agreement (PPA) for sale of renewable energy. Pursuant to the terms of the agreement, the purchaser is to receive all renewable energy generated in the wind farm, including any credits, certificates, similar rights or other environmental allotments related to the generation of energy by the wind farm and any associated capacity. The consideration includes a fixed payment. The period of the agreement is 20 years, ending in 2030. The purchaser is permitted, under certain circumstances, to extend the agreement for a period of an additional five years and the agreement includes an option in favor of the purchaser to purchase the project at the end of the agreement period at its fair market value as determined in accordance with the agreement and pursuant to the terms stipulated. The annual revenue of the agreement to the project is approximately $27 million.

•
Operation: a services agreement and an operations agreement with its original equipment manufacturer for the operations, maintenance and repair of the facility. The consideration includes fixed annual fees, performance-based bonus and reimbursement of expenses. The agreements run up to February 2031. For the most recent two calendar years, CPV Keenan II incurred approximately $6 million annually under these agreements.

•
Management Agreement with CPV Entity: an asset management agreement with CPVI. The management services include management of the project documents; negotiations with respect to additional project agreements; compliance and control; management of financial documents; financing; management of accounts and payments; taxes; budgets; insurance; government permits and regulation; etc. The consideration includes a fixed monthly payment and reimbursement of expenses. The period of the agreement is up to March 31, 2025, with an option for CPV Keenan II, under certain circumstances, to terminate the agreement early.

CPV Three Rivers

CPV Three Rivers is party to the following agreements:

•
Gas Supply: two agreements for the supply of natural gas. The agreements supply 139,500 MMBtu per day to the facility from the operation date of the facility and for a period of five years, and a reduced quantity of 25,000 MMBtu per day from the fifth year of operation of the facility and up to the tenth year. The price of natural gas delivered under these agreements is tied to the day-ahead electricity price at the connection point to the grid in the ComEd Zone within PJM. The agreements include an obligation to purchase a minimum amount/scope of natural gas (TOP) and CPV Three Rivers has the right to resell gas it does not need.

•	Gas Interconnection: two connection agreements for transmission of gas, where each of them is sufficient for the full demand of the facility.

o
One agreement is an interconnection agreement with an interstate pipeline company for transmission of natural gas. The agreement sets forth the responsibility of the parties in connection with the design, construction, ownership, operation and management of a pipe and connection and pressure equipment. Based on the agreement, CPV Three Rivers will bear the costs of all the said facilities.

o
The second agreement is an additional interconnection agreement with an interstate pipeline company for transmission of natural gas. As part of the agreement, the counterparty is responsible for the design and construction to the existing pipe. The other party to the agreement will remain the owner of these facilities and will operate them and CPV Three Rivers will bear the development and construction costs.

•
Gas Transmission: an agreement for transmission of gas with an interstate pipeline company and its Canadian affiliate, for firm transmission of natural gas from Alberta, Canada to the facility. The agreements include capacity of 36.2 MMcf per day, at agreed prices. The agreement runs for a period of 11 years from the signing date of the agreement (November 1, 2020). The counterparty is permitted to extend the agreement for an additional year by giving prior notice of 12 months.

•
Equipment: an agreement for acquisition of equipment for generation of electricity (power generation equipment) and related services, with an international company specializing in design and manufacture of equipment, including that required for an electricity generation facility. The equipment includes two units, where each of them consists of the following main components: a gas or fire turbine; steam generator for return of heat; a steam turbine; generator/producer; continuous control system for emissions and additional related required equipment. The equipment supplier is responsible for supply and installation in accordance with the agreement. In addition, the supplier will provide technical consulting services to CPV Three Rivers in order to support the installation process, commissioning, examinations and operation of all the equipment. Pursuant to the terms of the agreement, CPV Three Rivers will pay the third party in installments based on reaching milestones.

•
EPC: a construction, engineering, and acquisition agreement with an international contractor. Pursuant to the agreement, the contractor will design and construct the required components of the facility, to integrate all the equipment required for the power plant.

•
Maintenance: a services agreement with its original equipment manufacturer, for maintenance services for the fire turbines. The consideration includes a fixed and a variable amount commencing from the date of the commercial operation. The period of the agreement commenced on August 21, 2020 and ends on the earlier of: (A) 25 years from August 21, 2020; or (B) when specific milestones are reached on the basis of use and wear and tear. The remaining cost of the agreement is expected to be approximately $305 million over the life of the agreement subject to the variable components.

•
Operation: an agreement for operation and maintenance of the facility to begin once the facility is well into its construction period. The consideration includes fixed annual management fees, a performance based bonus, and reimburses for employment expenses, payroll and taxes, subcontractor costs and other costs as provided in the agreement. The agreement has an initial term of approximately three years commencing upon substantial completion of the facility.

•
Management Agreement with CPV Entity: an asset management agreement with CPVI, whereby CPVI provides construction services and asset management services. The agreement includes an annual fixed payment, incentive fees during operation, and provisions regarding reimbursement of certain expenses. The agreement includes provisions regarding reimbursement of expenses of CPVI incurred in connection with construction management services, which include the work hours of CPVI’s team, and expenses and amounts paid to third parties. The period of the agreement is up to ten years after completion of the construction of the facility, and the agreement may be extended for an additional year.

Potential Expansions and Projects in Various Stages of Development

In March 2014, OPC, through one of its subsidiaries, was awarded a tender published by the Israeli Land Authority to lease a 5.5 hectare plot of land adjacent to the OPC-Rotem site. The lease agreement was approved by the Israeli Land Authority in August 2018. In April 2017, OPC was authorized by the Israeli Government to seek zoning permissions for a gas fired power station on the land adjacent to OPC-Rotem.

In April 2017, OPC was authorized by the Israeli Government to seek authority for zoning of the land for a gas-fired power station on land owned by Hadera Paper near the OPC-Hadera power plant. OPC Hadera Expansion Ltd. (“Hadera Expansion”), an OPC subsidiary, is party to an option agreement with Hadera Paper to lease the relevant land.

These plots of lands, if zoning permission is granted, would provide OPC with land that can be used with tenders but OPC would still require licenses to proceed with any projects on this land.

In addition, OPC may examine possibilities for expanding its electricity generation activities by means of construction of power plants and/or acquisition of power plants (including in renewable energy) in its existing and/or new geographies.

In April 2021, OPC announced that it signed an agreement to purchase an interest in Gnrgy Ltd., whose business focuses on e-mobility charging stations. For more information on, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—OPC—Agreement to Acquire Shares in Gnrgy Ltd.”

CPV currently has 9 renewable energy projects in advanced stages of development in the United States, and additional projects in various technologies and in various stages of development, and develops new projects as part of its business.

OPC’s Raw Materials and Suppliers

Israel

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

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem and OPC-Hadera paid the minimum price during 2020 (excluding two months for OPC-Rotem and one month for OPC-Hadera). In January 2021, the EA published the electricity tariffs for 2021, which included a decrease of the EA’s generation component tariff by approximately 5.7%. OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price in January and February 2021 and for OPC-Rotem may be (and for OPC-Hadera will be) at the minimum price for the remainder of 2021. Therefore, reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem, but rather to a reduction in profit margins. For OPC-Rotem, the effect on profit margins depends on the US$/NIS exchange rate fluctuations. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability.”

Tzomet is also party to a gas supply agreement as described under "–Tzomet" above.

United States

CPV's project companies are party to gas supply, transmission and interconnection agreements as well as maintenance and operating agreements and management agreements., as described above.

OPC’s Competition

Israel

Within Israel, OPC’s major competitors are IEC and private power generators, such as Dorad Energy Ltd. and Dalia, who, as a result of government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity. The more important private producers are presented in the table below.

Name	Power Station Technology	Approximate Capacity (MW)	Commercial Operating Date
Dorad	Conventional	860	May 2014
Mashav	Conventional	120	April 2014
Dalia — Unit 1[1]	Conventional	450	July 2015
Dalia — Unit 2[1]	Conventional	450	September 2015
Ashdod Energy[2]	Cogeneration	60	October 2015
Ramat Negev Energy[2]	Cogeneration	120	January 2016
Sugat[2]	Cogeneration	75	November 2019
IPP Alon Tabor[2]	Cogeneration	74	September 2019
IPP Ramat Gabriel[2]	Cogeneration	74	November 2019
Paz Ashdod[2]	Cogeneration	100	July 2013
Delek Sorek[2]	Conventional	140	August 2016
Dead Sea Works (DSW)[2]	Cogeneration	230	August 2018
IPM Beer Tuvia[2]	Conventional	450	February 2021
IPD Yovelay Ashkelon[2]	Cogeneration	87	February 2009

(1)	To OPC’s knowledge, part of Dalia’s total installed output (Unit 1 and Unit 2) is allocated to the IEC, and part of it is allocated to private customers.

(2)	To OPC’s knowledge, part of the capacity generated by these entities is designated to a yard consumer or to independent consumption.

OPC is considering participating in the IEC tenders of the remaining three of its power stations. There is no certainty that OPC will participate in future IEC tenders or that it will be successful. See “—Regulatory, Environmental and Compliance Matters.”

In February 2021, the EA made a decision regarding determination of an arrangement for suppliers that that do not have means of generation and revised the standards for existing suppliers, in order to gradually open supply in the electricity sector to new suppliers and supply to household consumers. As part of the decision, the EA determines standards and tariffs that will apply to suppliers that do not have means of generation and that will allow them, subject to receipt of a supply license and provision of security, to purchase energy from the System Administrator for their consumers. The pricing will be based on a component that is based on the SMP price and components that are impacted by, among other things, the consumption at peak demand hours. The arrangement for suppliers that that do not have means of generation is limited to a quota that was provided in the principles of the arrangement and customers having a consecutive meter only (approximately 36,000 household customers and about 15,000 household industrial/commercial customers). In addition, for purposes of opening supply to competition, as part of the decision the Electricity Authority revised the Standards for suppliers regarding, among other things, the manner of assigning the consumers to a private supplier, the manner of concluding transactions, moving from one supplier to another and payments on the account.

United States

CPV operates in a highly competitive market. Natural gas, solar, and wind projects account for over 90% of new capacity under construction in the U.S., with significant competition among independent power producers and renewable project developers. Independent power producers (IPPs) compete with CPV in selling power and capacity to the wholesale electricity network. In addition, competitors can also sell electricity to third-party customers by entering into a power purchase agreement (PPA). The efficiency of the power plants is a competitive advantage - as of 2020, the power plants of CPV are more efficient than the market average since the power plants of CPV are relatively new.

In addition, other competitors to CPV in the US energy market include generators of different technology types, such as coal, oil, hydroelectric, nuclear, wind, solar and other renewables. Some of the generation in different markets is owned and operated by supervised electricity companies, private equity, banks and other financial entities.

OPC’s Seasonality

Israel

Revenues from the sale of electricity are seasonal and impacted by the “Time of Use” tariffs published by the EA. The seasons are divided into three, as follows: (a) summer — July and August; (b) winter — December, January and February; (c) transitional seasons — March to June and September to November.

The following table provides a schedule of the weighted EA’s Generation Component rates for 2021 based on seasons and demand hours, published by the EA.

Season	Demand Hours	Weighted production rate (AGOROT per kWh)
Winter	Off—peak	18.72
	Shoulder	36.33
	Peak	63.42
Transition	Off—peak	16.00
	Shoulder	20.44
	Peak	26.34
Summer	Off—peak	15.80
	Shoulder	25.64
	Peak	66.51
Weighted Average Rate		25.26

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

The following table provides a summary of OPC’s revenues from the sale of electricity, by season (in $ millions) for 2020 and 2019. These figures have not been audited or reviewed.

	2020	2019
Summer (2 months)	84	70
Winter (3 months)	101	102
Transitional Seasons (7 months)	184	184
Total for the year	369	356

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

United States

The revenues from generation of electricity are seasonal and are impacted by weather. In general, in conventional power plants operating on natural gas, profitability is higher during the highest and lowest temperatures of the year, which often coincides with summer and winter.

OPC’s Property, Plants and Equipment

Israel

For summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2020 see “—Our Businesses—OPC—Overview of OPC’s Operations—Israel”.

OPC leases its principal executive offices in Israel. OPC owns all of its power generation facilities. OPC has also been awarded a tender published by the Israel Land Authority to lease a 5.5-hectare plot of land adjacent to the OPC-Rotem site and OPC-Hadera has entered into an option agreement with Hadera Paper to lease land owned by Hadera Paper near the OPC-Hadera power plant, which agreement was assigned by OPC to Hadera Expansion in December 2019.

As of December 31, 2020, the consolidated net book value of OPC’s property, plant and equipment was $829 million.

The table below sets forth summary information regarding the primary real estate owned or leased by OPC (1 dunam = 1000m2).

Site	Location	Right in Asset	Area and Characteristics
Real estate held through Rotem
Land on which the Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Real estate held through Hadera
Energy Center and the Hadera Power Plant (including emergency road)a	Hadera	Rental	About 30 dunams (Power Plant and Energy Center)
Real estate (including options for land) held by Hadera for Hadera Expansion
Hadera Expansion – Land near the area of the Hadera Power Plant	Hadera	Rental option	About 68 dunams
AGS land agreement
Land near to space on which Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Land held by Zomet (through Zomet HLH General Partner Ltd. and Zomet Netive Limited Partnership)
Land on which Zomet is situated	Plugot Intersection	Zomet Netiv Limited Partnership – (by force of a development agreement with Israel Lands Authority) – Lease	About 85 dunams

United States

In general, the land on which CPV’s projects are situated (both the active projects and the projects under construction) is held in a number of ways: ownership, lease with a use right, under a permit and licenses. In some cases, the facilities themselves are located on owned land, where there are easement rights in land areas surrounding the facility for purposes of distribution and connection. In addition to the project land, CPV leases office space for its headquarters in Silver Spring, Maryland and in Braintree Massachusetts. These leases have a remaining term of 4–7 years.

CPV Plants in commercial operation

		The right in	Area and	Expiration
Site	Location	the property	characteristics	date of right

Shore

Land on which the CPV Shore Holdings LLC power plant was constructed	Middlesex County, New Jersey	Ownership	About 111,290 square meters (28 acres)	N/A

St. Charles

Land on which the CPV Maryland LLC power plant was constructed	Charles County, Maryland	Ownership / rights of enjoyment / licenses and permits / authority	About 308,290 square meters (76 acres)	N/A

Valley

Land on which the CPV Valley LLC power plant was constructed	Wawayanda, Orange County, New York	Substantive Ownership1 / rights of enjoyment / permits	About 121,406 square meters (30 acres)	N/A

Towantic

Land on which the CPV Towantic LLC power plant was constructed	New Haven County, Connecticut	Ownership / rights of enjoyment	About 107,242 square meters (26 acres)	N/A

Fairview

Land on which the CPV Fairview LLC power plant was constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / rights of enjoyment	About 352,077 square meters (87 acres)	N/A

Keenan II

Land on which the CPV Keenan II Renewable Energy Company LLC wind field was constructed	Woodward County, Oklahoma	Contractual rights of enjoyment	Rights for access and to the equipment	December 31, 2040

_________________________
(1) This land is held for the benefit of CPV Valley, which is entitled to transfer it to its name.

CPV Project under construction

		The right in	Area and	Expiration
Site	Location	the property	characteristics	date of right
Three Rivers

Land on which the CPV Three Rivers LLC power plant is being constructed	Grundy County, Illinois	Ownership / rights of enjoyment	About 485,623 square meters (120 acres)	N/A

Insurance

OPC and its subsidiaries, including CPV, hold various insurance policies in order to reduce the damage for various risks, including “all-risks” insurance. The existing insurance policies maintained by OPC and its subsidiaries may not cover certain types of damages or may not cover the entire scope of damage caused. In addition, OPC or CPV may not be able to obtain insurance on comparable terms in the future. OPC and its subsidiaries, including CPV, may be adversely affected if they incur losses that are not fully covered by their insurance policies.

Employees

Israel

As of December 31, 2020, in Israel, OPC had a total of 116 employees, of which 66 employees are in the operations division, and 40 are at OPC’s headquarters. Substantially all of OPC’s employees are employed on a full-time basis.

The table below sets forth breakdown of employees in Israel by main category of activity as of the dates indicated:

	As of December 31,
	2020	2019	2018
Number of employees by category of activity:
Plant operation and maintenance	66	56	55
Corporate management, finance, commercial and other	50	40	37
OPC Total (in Israel)	116	96	92

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

In March 2018, a collective employment agreement was signed with the Energy Center. This agreement was in line with the existing collective agreement of OPC-Rotem power plant’s operations employees. The agreement also applies to the employees at the OPC-Hadera’s power plant.

United States

As of December 31, 2020, CPV had a total of 88 employees, compared to 90 employees as of December 31, 2019. Substantially all of CPV’s employees are employed on a full-time basis.

Shareholders’ Agreements

OPC-Rotem

OPC holds a 80% stake in OPC-Rotem. OPC has entered into a shareholders’ agreement with Veridis, the minority shareholder of OPC-Rotem. The shareholders’ agreement grants Veridis veto rights in connection with certain material decisions relating to OPC-Rotem, including: (a) a change in the incorporation documents; (b) winding up of OPC-Rotem; (c) change in rights attached to shares prejudicing a shareholder; (d) transactions with affiliated parties; (e) change in the OPC-Rotem’s activity; (f) reorganization, merger, sale of material assets and such like; (g) pursuit of new projects; (h) changes in share capital, issue of bonds or allotment of various securities, subject to the exceptions determined in the agreement; (i) change of accountants; and (j) appointment and dismissal of directors by Veridis.

The agreements grant the shareholders additional rights in the event of any of them selling OPC-Rotem shares, such as a right of first refusal and tag-along rights. The agreement also permits OPC to terminate the shareholders' agreement in the event that Veridis sells its shares in OPC-Rotem.

OPC Partnership Agreement

In October 2020, OPC signed a partnership agreement with three institutional investors in connection with the formation of OPC Power (the “Partnership”) and acquisition of CPV by the Partnership. OPC is the general partner and owns 70% of the Partnership interests. The limited partners of the Partnership are: OPC (70% interest; directly or through a subsidiary), Clal Insurance Group (12.75% interest), Migdal Insurance Group (12.75% interest) and a company from the Poalim Capital Markets Group (4.5% interest) (together, these three investors, the “Financial Investors”). The total investment commitments and shareholder loans of all the partners amount to $815 million, based on their respective ownership interests, representing commitments for acquisition consideration, as well as funding of additional investments in CPV for implementation of certain new projects being developed by CPV.

The general partner of the Partnership, an entity wholly-owned by OPC, manages the ownership of CPV, with certain material actions (or which may involve a conflict of interest between the general partner and the limited partners) requiring approval of a majority or special majority (according to the specific action) of the institutional investors which are limited partners. The general partner is entitled to management fees and success fees subject to meeting certain achievements. There are limits on transfers of partnership interests, with OPC not permitted to sell its interest in the Partnership for a period of three years (except in the case of a public offering by the Partnership), tag along rights for the Financial Investors, drag along rights, and rights of first offer (ROFO) for OPC and the Financial Investors in the case of transfers by the other party. OPC and the Financial Investors have entered into put and call arrangements, with the Financial Investors being granted put options and OPC being granted a call option (if the put options are not exercised), with respect to their holdings in the Partnership. These options are exercisable after 10 years from the date of the CPV acquisition and to the extent that up to such time the Partnership rights are not traded on a recognized stock exchange.

CPV Projects

A description of the limited liability company agreements of the CPV projects in operation is included above under "–OPC’s Description of Operations—United States—Description of CPV Projects".

Legal Proceedings

For a discussion of significant legal proceedings to which OPC’s businesses are party, see Note 19 to our financial statements included in this annual report.

Regulatory, Environmental and Compliance Matters

Israel

IEC generates and supplies most of the electricity in Israel in accordance with licenses granted by virtue of the Israeli Electrical Market Law, and distributes and supplies almost all of the electricity in Israel. In June 2020, the “System Administrator” Company was granted a license to manage the Israeli electricity system (which was revised in November 2020), pursuant to which the Minister of Energy and the EA approved commencement of gradual activities of the System Administrator in two stages. The System Administrator’s Technological Planning and Development Unit is responsible for planning the transmission system and, among other things, preparing a development plan for the transmission and generation of electricity, determining criteria for development of the electricity system, formulating forecasts, engineering and statutory planning of the transmission system, and performing studies with respect to connection to generation facilities. The System Administrators’ Market Statistic Unit is responsible for the current ongoing operation of the transmission system and is intended to, among other things, maintain a balance in levels of supply and demand in the electricity market, manage the transmission of energy from power stations to substations at the reliability and quality required (by passing through the power grids), timing and performing maintenance works in production units and in transmission systems, managing commerce in Israel under competitive, equal and optimal terms, including performing agreements to purchase available capacity and energy from private electricity producers and for planning and developing the transmission and distribution systems.

Pursuant to the Electricity Sector Law, IEC and the System Administrator are each defined as an “essential service provider” and as such they are subject to the standards and tariffs provided by the EA. In addition, IEC was declared a monopoly by the Israeli Antitrust Authority in the electricity sector, in the field of power supply — electricity production and sale, transmission and distribution of electricity and providing backup services to electricity consumers and producers.

IEC Reform

Pursuant to the Israeli Government’s electricity sector reform, the IEC will be required to sell five of its power plants (currently remaining power plants are three) through a tender process over the 7 years, which is expected to reduce its market share to below 40%. The IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations. The IEC will also cease acting as the System Administrator. Following the Israeli Government’s electricity sector reform, as part of which the IEC is expected to sell five of its sites, the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances:

•
An entity may not hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. The generation capacity of an entity’s related parties with generation licenses will be counted towards such entity’s capacity for purposes of this 20% limitation. In addition, the EA published proposed regulations in respect of maximum holdings in generation licenses which are not identical to the Competition Authority principles. The Competition Authority has stated that the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC), while, the EA has proposed regulation whereby the relevant limit is 20% of 14,000 MW (including capacity of IEC). We may be subject to more restrictive interpretation. The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW; and

•	An entity holding a right to a fuel venture may not acquire any of the sites being sold.

OPC participated in the tenders of the Alon Tabor plant and Ramat Hovav plants — the first two plants that have been sold out of the five plants to be sold by the IEC — but was not the winning bidder.

Ministry of Energy and EA

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

In March 2019, the Ministry of Energy published the targets for the energy sector for 2030, with the main two objectives being (a) the end of coal usage and the transition to natural gas and renewable energies and (b) 10% penetration of renewable energies in electrical manufacturing by 2020 and 17% by 2030. In October 2020, the Israeli government issued a decision pursuant to which the target for renewable energy generation is 30% by 2030 (with an interim target of 20% by 2025). With respect to conventional generation, this decision provided that by July 2023 additional electricity generation capacity using natural gas and backed up by diesel fuel of 4,000 MW will be required. Further to determination of the targets, in November 2019, the Minister of Energy determined policy principles regarding discontinuance of the regular use of coal in the generation area of the electricity sector up to 2026, including policy principles for gradual conversion up to 2025 and no later than 2026 of the generation units 5–6 in the “Orot Rabin” power plant, and the generation units 1–4 in the “Rotenberg” power plant for purposes of discontinuance of the regular use of coal. In February 2021, the Ministry of Energy determined policy principles for examination of the scope and manner of preservation of electricity generation units at the “Orot Rabin” power plant, according to which IEC will maintain the generation units 1–4 in the “Rotenberg” power plant pursuant to a preservation outline determined up to 2025. It was also determined that shortly before the end of the preservation outline, the need will be examined for new policy principles. Regarding the targets for increased generation using renewable energy, in July 2020, the Ministry of Energy determined policy principles for update of the targets for generation of electricity using renewable energy in such a manner that the target for generation of the electricity using renewable energy will be 30% of the total electricity consumption in 2030. In October 2020, the Israeli government approved the Ministry of Energy’s proposal regarding the renewable energy targets.

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

During 2020, the EA published decisions intended to advance construction of solar and storage facilities, advancement of construction and regulation of the activities of the System Administrator, advancement of opening the supply sector to competition and the continued advancement of competition in the generation sector by, among other things, advancement of sale of the generation sites of IEC.

For further information on related EA tariffs, see “—Industry Overview— Overview of Israeli Electricity Generation Industry.” For further information on the effect of EA tariffs on OPC’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC— Sales—EA Tariffs.”

Independent Power Producers (IPPs)

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

In order to obtain a production license, an applicant must file a request in accordance with the relevant regulations, and meet the threshold conditions. Among others, the manufacturer bears the burden to prove that the corporation requesting the license has a link to the land relevant to the facility. According to EA rulings, subject to meeting the terms (and with the approval of the Minister of Energy for licenses exceeding 100 MW), the developer is granted a conditional license and, upon completion of construction of the facility and successful compliance with acceptance tests, a generation license. The conditional license holder must meet certain milestones for constructing its facility as detailed in the conditional license, and must also prove financial closing. Only after meeting these milestones and the commercial operation of the facility, the developer is granted a generation license (or Permanent License) determined by the EA for the period determined in such license (for licenses exceeding 100 MW, the license must be approved by the Minister of Energy).

This model, which is based on receiving a conditional license followed by a permanent license (subject to meeting the regulatory and statutory milestones), is applicable to both the production of electricity using all types of technology, with the exception of facilities with an installed capacity under 16 MW, for which no license is required for their operation. A party requesting a supply license must demonstrate compliance with the shareholders’ equity requirements as provided by the EA as a condition for receipt of a supply license for suppliers without means of generation.

According to the 2019 Electricity Market Report, as of 2019, IPPs (including OPC-Rotem and including renewable energy) are active in the market with an aggregate capacity of approximately 6,614 MW, constituting 34% of the Israeli electricity market’s total installed capacity. The EA estimates that by the end of the IEC reform period, the IEC’s market share is expected to be approximately 45% of the installed conventional capacity in the market, approximately 33% of the installed capacity (including renewable energy) and approximately 32% of the installed capacity for gas. The IEC’s market share is expected to drop below 40% of the generation in the market.

The regulatory arrangements applicable to IPPs were determined while distinguishing between the different generation technologies they use and the various levels of voltage they will be connected to (according to installed capacity). The following are the key electricity production technologies used by private producers in Israel:

•
Conventional technology – electricity generation using fossil fuel (natural gas or diesel oil). Exercise of the quota of IPPs using this technology amounts to approximately 2,540 MW out of a total quota of 3,640 MW assigned to generation using this technology. Additional facilities of approximately 582MW are under construction.

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

•
Renewable energy – generation of electric power the source of energy of which includes, inter alia, sun, wind, water or waste. In November 2020, the Israeli government updated the generation targets for renewable energy to 30% of the consumption up to 2030. As at the end of 2019, the installed capacity of photovoltaic generation facilities was approximately 1,915 MW and the expectation for 2025 is 5,016 MW, out of a quota of 5,925 MW assigned to generation using renewable energy up to 2025 pursuant to various regulations published by the EA.

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

•
Energy storage – this is possible through a range of technologies, including, among others, pumped storage, mechanical storage (for example compressed air) and chemical storage (for example batteries). In light of the Israeli government decision that provides a target for generation of electricity using renewable energies (mainly solar energy) at the rate of 30% out of the generation up to 2030, the EA estimates that the electricity sector in Israel will need to prepare for construction of facilities for energy storage. The use of this technology is currently negligible; however, it is expected to increase significantly in the upcoming years due to the need for storage facilities as a result of the anticipated increase in renewable energies. In particular, based on EA publications, compliance with the target for renewable energies up to 2030 will require construction of storage facilities in the scope of about 2,700 to 5,300 MW, deriving from the readiness of the technology and the economic feasibility of its use.

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

Electricity Consumers

In recent years more so than in the past, due to the Israeli government’s targets with respect to renewable energies and the targets of the Minister of Energy for decentralized generation, the impact of electricity consumers on the market has strengthened. In recent years, there is a global trend of transition from generation of electricity using fossil fuels to generation using renewable energy technologies – this being due to, among other things, the increasing awareness of the climate change crisis, as well as in light of the decline in the construction costs of the renewable energy facilities, particularly the photovoltaic generation facilities.

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

In May 2017, the EA amended Regulation 914. Under the amendment, a higher tariff was adopted for production facilities that comply with certain flexible requirements. The amendment also offers open-cycle producers several alternatives, including receiving surplus gas from the gas agreements of other producers. The total quota for new facilities pursuant to this arrangement was limited to 1,100 MW distributed across various plants (at least 450 MW and up to 700 MW for combined cycle facilities, at least 400 MW and up to 650 MW for flexible open cycle facilities). Furthermore, under the amendment the EA prohibits entry into bilateral transactions by open-cycle facilities and demands that combined-cycle facilities sell at least 15% of their capacity to private consumers. Finally, in order to grant IPPs sufficient time to reach financial closing, Regulation 914 was extended to apply to producers who will receive licenses no later than January 1, 2020.

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

In November 2020, the EA proposed to the Minister of Energy regulations regarding the promotion of competition in the electricity generation industry. The regulations remain subject to the approval of the Minister of energy. Pursuant to these rules, a generation or conditional license may not be granted if (a) the grantee will hold plants operating on natural gas exceeding 20% of planned capacity (which the EA has stated is 14,000 MW, including the capacity of IEC), (b) the grantee will hold more than one plant operating on pumped storage technology, or (c) the grantee will hold plants operating on wind energy exceeding 60% of planned capacity. Regarding (a), according to the principles of the Competition Authority the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC). These regulations have not been adopted by the Minister of Energy yet.

OPC-Rotem’s Regulatory Framework

OPC-Rotem operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, OPC-Rotem and the IEC executed the IEC PPA in 2009, which stipulates OPC’s regulatory framework. This PPA will be assigned by IEC to the System Administrator. OPC-Rotem’s framework differs from the general regulatory framework for IPPs, as set by the PUAE and described above.

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

In February 2020, the EA issued standards regarding deviations from consumption plans submitted by private electricity suppliers, which will become effective on September 1, 2020. Under these regulations, a supplier will only be permitted to sell electricity produced by IPPs to consumers and not electricity purchased from the IEC. Deviations from annual consumption plans exceeding 3% of the installed capacity allocated to a supplier will result in payment of an annual tariff. The regulation also provides for a settlement mechanism for deviations from daily consumption plans. The EA has stated that this regulation will apply to OPC-Rotem after supplementary arrangements have been determined for OPC-Rotem, which have yet to be determined. OPC-Rotem is currently in discussions with the EA and OPC has submitted its position to the EA that preserving OPC’s rights under the OPC-Rotem tender required granting a supply license at the same time as applying the described decision to OPC-Rotem. The EA regulations could limit OPC-Rotem’s operations if it does not obtain a supply license or if it obtains a license that contains more restrictive terms than expected. OPC is still examining the effects of the decision on OPC-Rotem and OPC-Hadera.

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

OPC-Hadera’s Regulatory Framework

In connection with construction of a cogeneration power station in Israel, OPC-Hadera reached its COD on July 1, 2020. In June 2020, the EA granted a permanent license to the OPC-Hadera power plant for generation of electricity using cogeneration technology having installed capacity of 144 MW and a supply license. The generation license is for a period of 20 years, as is the supply license so long as a valid generation license is held (the generation license may be extended by an additional 10 years).

In connection with above, OPC-Hadera must meet certain conditions before it will be subject to the regulatory framework for cogeneration IPPs and be considered a “Cogeneration Production Unit.” For example, OPC-Hadera will have to obtain a certain efficiency rate which will depend, in large part, upon the steam consumption of OPC-Hadera’s consumers. In circumstances where OPC-Hadera no longer satisfies such conditions and therefore no longer qualifies as a “Cogeneration Production Unit,” other rate arrangements, are applied to it, which are inferior to the rate arrangements applicable to cogeneration producers.

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

In January 2020, Tzomet entered into a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA (in October 2020, OPC-Rotem received notice of assignment by IEC to the System Administrator). The term of the Tzomet PPA is for 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (1) Tzomet will sell energy and available capacity to IEC and IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services (2) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in Regulation 914, (3) the plant will be operated pursuant to the System Administrator’s directives and the System Administrator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (4) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and Regulation 914, and pay penalties for any non-compliance. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Administrator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Tzomet has not entered into a gas supply agreement yet, but has the option to engage with a gas supplier or have its gas supplied by the IEC.

United States

The electricity market in the United States has both Federal oversight (wholesale sales of electricity and interstate transmission) and State oversight (retail sales of electricity and provision of distribution service to end users). The primary federal regulator is the Federal Energy Regulatory Commission (FERC), alongside separate state-level Public Service Commission’s exercising oversight in their respective states. The wholesale electric marketplace in the United States operates within the framework of several FERC-approved regional or state market operators, known as Regional Transmission Organizations (RTO) or Independent System Operator (ISO). ISO/RTO’s are responsible for the day-to-day operation of the transmission system, the administration of the wholesale markets in the regions in which they operate, and for the long-term transmission planning and resource adequacy functions.

FERC approval under the Federal Power Act may be required prior to a direct, or indirect upstream, change in ownership or control of voting interests, in any FERC jurisdictional public utility (including one of our U.S. project companies) or any public utility assets. FERC approval may also be required for individuals to serve as common officers or directors of public utilities or of a public utility and certain other companies that provide financing or equipment to public utilities. FERC also implements the requirements of the Public Utility Holding Company Act of 2005 applicable to “holding companies” having direct or indirect voting interests of 10% or more in companies that (among other activities) own or operate facilities used for the generation of electricity for sale, which includes renewable energy facilities. The regulations of some US states also contains similar provisions with respect to ownership or control of voting interests, directly or indirectly through subsidiaries, of a public utility. Accordingly, the acquisition of an interest that gives rise to ownership of a percentage equal to or greater than 10% of the share capital of OPC Energy or Kenon may be subject to prior FERC approval and such direct or indirect acquisition may also require approval state regulatory authorities in certain US states in which OPC's US business operates.

The PJM market

The PJM Interconnection (PJM) is an ISO and RTO that operates a wholesale electricity market and serves as an administrator of the electric transmission system which covers parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia, which services about 65 million residents. The PJM market is the largest among the RTOs with approximately 198 gigawatts of installed capacity and peak demand of approximately 148 gigawatts. PJM oversees the operation of more than 150,000 kilometers of transmission lines. Sale of electricity in the organized PJM market is supervised and managed by PJM to assure supply of the electricity, based on price offers of the electricity generators.

The PJM is supervised by and receives its authority from the FERC and is financed by payments from participants in the market. PJM collects payments for capacity, electricity, transmission, accompanying services and other services required for operation of the electricity system from utilities and electric distribution companies acting on behalf of consumers (households, commerce and industry), and distributes the payments to the generators and transmitters, by means of a variety of market mechanisms, including purchase of capacity (Forward Capacity Market) and an electricity acquisition mechanism in the Day-Ahead and Real-Time markets. In general, the capacity price is determined in an annual tender for operations over one year three years in advance and is guaranteed without reference to the actual amount of electricity generated. Payments for electricity are made for actual electricity generation and are determined on the basis of the marginal price in the market.

The NYISO market

The NYISO market has operated since 1999, and is one of the most advanced electricity markets in the United States and in the world. The NYISO market includes about 40 gigawatts of installed capacity and more than 18,000 kilometers of transmission lines, serving 20 million customers with a peak demand of 34 gigawatts. The market is divided into 11 regions (zones). The pricing of the electricity and the capacity varies amongst the regions based on demand and available supply. The NYISO electricity market includes a Day-Ahead and Real-Time market for the sale of electricity and other ancillary services. In addition, the NYISO has operated a capacity market since 2003. Capacity prices are determined on a monthly basis, with up to six-month forward auctions. Capacity payments are guaranteed without reference to the amount of electricity actually generated. For the delivery year beginning 2022/23 there were no capacity auctions in the PJM market due to an inquiry with FERC. Capacity auctions will be renewed in May 2021 and are expected to take place once every six months until the normal three-year forward schedule can resume beginning with the 2027/28 auction to be held in May of 2024. After that, the tenders are expected to continue as described above. The electricity prices for energy are determined on the basis of the marginal price in the market.

The ISO–NE market

ISO–NE is the ISO responsible for managing the day-to-day operation of the New England transmission system, as well as administering the wholesale electricity and capacity markets in New England. ISO–NE was created in 1997 to operate the wholesale power market under the direction of the New England Power Pool (NEPOOL). In 2005, it became an independent RTO, assuming broader authority over the day-to-day operation of the power system, market administration, and transmission planning with direct control over the transmission rates and market rules. The ISO-NE managed footprint covers Connecticut, Massachusetts, New Hampshire, Rhode Island, Vermont, and most of Maine. It serves about 15 million residents with a generation scope of about 31 gigawatts and peak demand of about 28 gigawatts. ISO-NE administers more than 14,000 kilometers of transmission lines ranging from 69kv to 345kv and including several tie lines to neighboring control areas NY, Quebec, and New Brunswick. ISO–NE is a non-profit FERC-regulated entity which operates pursuant to a tariff on file with FERC.

The markets in New England include a Day Ahead and Real Time Energy Market for the sale of electricity, a Forward Capacity Market of tenders for operations over one year three years in advance. New projects have the option of ensuring capacity for a longer period), and other ancillary services.

Regulation permits/licenses

In general, CPV’s facilities and operations are regulated under a variety of federal and state laws and regulations. For example, CPV’s thermal power plant operations are subject to air quality requirements under the federal Clean Air Act (“CAA”) and related state laws, in addition to federal regulations requiring the reporting of greenhouse gas emissions under the Clean Air Act. The CAA regulates emissions of air pollutants from various industrial sources, such as gas-fired power plants, including by requiring Title V Permits to Operate for such sources of air pollution emissions above certain thresholds.

CPV’s thermal projects are also subject to regulation under the federal Clean Water Act (“CWA”) and related state laws in connection with any discharges of wastewater and storm water from its facilities. The CWA prohibits the discharge of pollutants into waters of the United States except pursuant to appropriate permits, including wastewater and stormwater permits under the National Pollutant Discharge Elimination System (“NPDES”).

The projects of the CPV Group are also subject, as applicable, to requirements under federal and state laws governing the management, disposal and release of hazardous wastes and materials at or from its facilities, including the federal Resource Conservation and Recovery Act (“RCRA”) and the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) (and equivalent state laws). RCRA requires owners and operators of facilities that generate, store, treat, or dispose of hazardous waste to obtain facility identification numbers from the U.S. Environmental Protection Agency (“EPA”) and operate in compliance with RCRA Subtitle C permit requirements. CERCLA authorizes the EPA to undertake environmental cleanup of releases of hazardous waste and pursue response actions against potentially responsible parties (“PRPs”) for such waste.

The siting and operation of CPV’s renewable power projects, in turn, are subject to a variety of federal environmental laws, including with respect to protection of threatened and endangered plant and animal species, such as the Endangered Species Act (“ESA”), the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. These laws and their state equivalents provide for significant civil and criminal penalties for unpermitted activities that result in harm to or harassment of certain protected animals and plants, including damage to their habitats. CPV’s operations in areas where such threatened or endangered species are located, designated as suitable or critical habitat, may be subject to increased restrictions, limitations, or mitigation requirements arising from species protection measures.

Current operations and future projects also may be subject to the National Historic Preservation Act (“NHPA”), which requires federal agencies to consider the effects on historic properties of federal projects as well as projects that they assist, fund, permit, license, or approve. CPV projects may be subject to additional federal permits, orders, approvals and consultations required by other federal agencies under these and other statutes, including the Advisory Council on Historic Preservation, the U.S. Army Corps of Engineers, the U.S. Department of the Interior, the U.S. Fish and Wildlife Service, and the EPA. In addition, federal permitting processes may trigger the requirements of the National Environmental Policy Act (“NEPA”), which requires federal agencies to evaluate major agency actions that have the potential to significantly impact the environment. State permitting regimes may require similar consultations with applicable state-level agencies and/or the preparation of a similar assessment of environmental impacts pursuant to state law.

CPV’s operations also are subject to a number of federal and state laws and regulations designed to protect the safety and health of workers, including the federal Occupational Safety and Health Act, and equivalent state laws.

Permits/licenses required in connection with operational projects

As part of its activities, CPV is required to obtain and hold permits due to various federal, state and local legislation and regulations relating to power plant operations and environmental protection. Such permits are required both due to the activities of the power plants involving generation therein based on natural gas and the impact of the generation process on the air and water in the area of the facilities, as well as a result of construction of the renewable energy facilities (wind fields and solar fields) that could constitute environmental hazards and have a harmful impact on the area in which they are located. The main required permits/licenses (without distinction between different requirements of the various jurisdictions in which the power plants / facilities are located):

1.
CPV is required to hold permits in order to operate and/or construct the power plants, the purpose of which is prevention or reduction of air pollution. The power plants may also be required to hold permits for flowing water, waste-water and other waste into the local sewer systems or into other water sources in the United States.

2.
Due to the height and location of the exhaust stacks and other components of the generation facilities, which could endanger the air traffic, the power plants are required to hold a permit for construction of the stacks and additional components in the generation facilities. This permit is issued by the Federal Aviation Authority (FAA).

All of CPV’s active plants, as well as the plant under construction, hold relevant valid permits for their operational and/or construction activities. With respect to CPV Valley, it commenced operations in January 2018 under a combined Air State Facility and a pre-construction Prevention of Significant Deterioration permit (together, the “ASF Permit”), among other permits and approvals. Valley subsequently filed its Title V Air Permit Application on August 24, 2018, (which is required to replace the ASF Permit) and continued operations under the automatic permit extension provision in the State Administrative Procedure Act, which also extends the ASF Permit. The New York State Department of Environmental Conservation (“NYSDEC”) published notice on May 29, 2019 that the Title V application was complete. NYSDEC was required to make a final determination on CPV Valley’s Title V permit application within eighteen months after the application was deemed complete. Rather than making a final determination within that time frame, however, NYSDEC revoked its prior application completeness determination and issued a Notice of Incomplete Application on November 29, 2020. NYSDEC stated that CPV Valley was required to provide an assessment of how NYSDEC’s issuance of a Title V permit would be consistent with the Statewide greenhouse gas emissions limits established in the Climate Leadership and Community Protection Act (the “CLCPA”). CPV Valley is engaged in discussions with NYSDEC Staff to identify the scope of the information the NYDEC seeks under the CLCPA. CPV Valley can continue to operate under the ASF Permit until a final determination is made regarding the Title V permit. There is no certainty regarding receipt of a Title V permit or timing thereof. If the permit is not received, or if receipt is subject to terms, as well as with respect to the proceedings with NYSDEC, this could have an adverse impact on CPV Valley.

A direct or indirect change in ownership or control of voting rights in a corporation that provides infrastructure services ("public utilities") (including one of the CPV project companies in the U.S.) within the jurisdiction of the FERC, or in any property used for infrastructure services, may be subject to FERC approval, pursuant to the Federal Power Act. Such approval may also be required for holding the position of officers or directors in corporations that provide infrastructure services or certain other companies that provide financing or equipment for infrastructure services. The FERC also applies the requirements in the Public Utility Holding Company Act of 2005 to companies that directly or indirectly hold at least 10% of the voting rights in companies that, among other activities, own or operate facilities that generate electricity for sale, including renewable energy facilities. There is similar state regulation in some states that regulates ownership or control, directly or indirectly through subsidiaries, of voting rights in corporations that provide infrastructure services. Therefore, the acquisition of 10% or more of the share capital of OPC, or Kenon may be subject to FERC approval, and such direct or indirect acquisition may also be subject to the approval of state regulatory authorities in some U.S. states where the company has business operations.

Property taxes/community payments

In general, each CPV project company is subject to property taxes annually paid to the local jurisdiction in which it is located. In some cases (Shore, Maryland, Valley & Towantic), the projects have come to an arrangement for a long-term payment which replaces the regular assessment and taxation process or recognizes certain exemption provisions in relevant laws or regulations. The long-term payment arrangements run between 20-30 years from COD for each applicable project. In other cases (Fairview & Keenan), the projects are subject to an annual assessment on the value of their taxable property and then pay property taxes at the relevant taxing jurisdiction rates.

In addition, few of the CPV project companies (Fairview and Valley) entered into agreements for the benefit of community purposes in their respective local communities. The long-term payments by virtue of such agreements fund community entities or reimburse the local community for the impact during construction. These payments are spread over periods of 20 to 30 years from COD.

Qoros

Kenon holds a 12% interest in Qoros, a China-based automotive company. Kenon previously held a 50% stake in Qoros prior to the Majority Shareholder in Qoros’ investment, and was one of the founding members of the company. Kenon continues to remain actively involved in the business with its current stake and right to appoint two of the nine directors on Qoros’ board.

In 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery for RMB3.315 billion, as part of a total investment of approximately RMB6.63 billion by the Majority Shareholder in Qoros, of which RMB6.5 billion was ultimately invested in Qoros’ equity. As a result of this investment, Kenon and Chery had 24% and 25% stakes in Qoros, respectively. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros, and retains a put option to sell this interest to the Majority Shareholder in Qoros for a price of RMB 1.56 billion (approximately $220 million). As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%.

In April 2021, Kenon entered into an agreement to sell its remaining 12% interest in Qoros to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately $238 million). The sale is subject to certain conditions, including approvals by relevant government authorities and a release of the pledge over Kenon's shares in Qoros, which are currently pledged to secure debt of Qoros under its RMB1.2 billion loan facility. The purchase price is payable in installments due between July 31, 2021 and March 31, 2023.

Kenon has outstanding back-to-back guarantees to Chery in respect of Qoros’ debt of approximately $17 million and has pledged substantially all of its interest in Qoros to support certain Qoros debt, as well as Chery’s guarantees of Qoros debt. Following the 2020 sale of Qoros shares to the Majority Shareholder in Qoros, the Majority Shareholder in Qoros was required to assume its additional pro rata pledge obligations in respect of Qoros debt; it has not yet done so but has provided Kenon with a guarantee for its pro rata share of the pledge obligations with respect to the RMB1.2 billion loan facility. The pledges over Kenon's equity in Qoros will need to be released before the completion of the sale of Kenon's remaining 12% interest in Qoros.

Qoros’ manufacturing facility in Changshu, China has a technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models.

Qoros’ Description of Operations

Qoros designs, engineers and manufactures automobiles manufactured in China, designed to deliver international standards of quality and safety, as well as innovative features. In 2020, Qoros sold approximately 12,600 cars, as compared to approximately 26,000 cars in 2019. A substantial number of the 2019 sales reflected purchase orders by the leasing companies introduced by the Majority Shareholder in Qoros. These leasing companies primarily offer the vehicles to their customers under short-term arrangements, e.g. through car sharing mobile applications. In 2020, the number of vehicles sold to such leasing companies decreased to 1,544 compared to 22,900 in 2019.

Qoros sold approximately 700 cars in Q1 2021 as compared to approximately 500 cars in Q1 2020.

Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D-segments. Qoros developed its vehicles in accordance with international standards of quality and safety, working in conjunction with global entities from both automotive and non-automotive industries.

A significant portion of Qoros’ sales in 2019 and 2020 have been SUV vehicles.

Qoros’ strategy includes the development of NEV models.

Qoros’ Manufacturing: Property, Plants and Equipment

Qoros conducts its vehicle manufacturing and assembly operations at its 150 thousand unit per annum, 790,000 square meter factory by land size in Changshu, China, for which it has a land use right until 2062. This technical capacity of the manufacturing facility can be increased to approximately 220 thousand units per annum through the utilization of different shift models. Qoros’ manufacturing plant was closed for a brief time in early 2020 as a result of the coronavirus. Starting in the second quarter of 2020, the production of Qoros’ manufacturing plant and the operation of Qoros returned to normal. In 2021, Qoros’ manufacturing plant was shut down as a result of engine and semiconductor supply shortages and has yet to resume production.

Qoros’ Sourcing and Suppliers

Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers. Qoros also collaborates and sub-contracts with several engineering firms for its product development activities. Qoros sources its engines and certain spare parts from Chery in the ordinary course of Qoros’ business and there are platform sharing arrangements between Qoros and Chery, and Qoros has entered into various commercial agreements with respect to the provision of such supplies from Chery. Qoros may enter into additional commercial arrangements and agreements with shareholders or their affiliates in the future. Qoros has total amounts payable to Chery in the amount of RMB245 million (approximately $38 million) as of December 31, 2020.

Qoros’ Dealers

Qoros markets its vehicles in China primarily through a network of dealers (who sell to retail customers), with whom Qoros enters into non-exclusive relationships, including dealerships operated and owned by parties related to the Majority Shareholder in Qoros. As of December 31, 2020, Qoros’ dealerships included 418 points of sales, including 350 dealerships operated by parties related to the Majority Shareholder in Qoros.

Qoros’ Competition

The passenger vehicle market in China is highly competitive, with competition from many of the largest global manufacturers (acting through joint ventures), including European, U.S., Korean and Japanese automakers, and domestic manufacturers. Additional competitors may seek to enter the Chinese automotive market.

Qoros’ strategy contemplates the development of NEV models. Qoros indicates that in 2021, two REEV models are expected to be launched. Also, Qoros is planning the launch of additional NEV models in the future. To the extent that Qoros launches NEV models, it will experience significant competition in the NEV market, as OEMs are required to satisfy regulations, under which automakers obtain a certain NEV score by 2023, which score is related to the number of NEVs the automaker produces.

Qoros’ Investment Agreement

In January 2018, the Majority Shareholder in Qoros acquired 51% of Qoros from Kenon and Chery for RMB3.315 billion (approximately $526 million), which was part of an investment structure to invest a total of approximately RMB6.63 billion (approximately $1,053 million) by the Majority Shareholder in Qoros. As a result of the 2018 investment, Kenon’s and Chery’s interests in Qoros were reduced to 24% and 25%, respectively. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the Majority Shareholder in Qoros. As a result of the 2020 sale, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%. For purposes of this section, references to Kenon include Quantum (Kenon’s wholly-owned subsidiary which owns Kenon’s interest in Qoros) and references to Chery include Wuhu Chery (the direct owner of Chery’s interest in Qoros).

The 2018 investment was made pursuant to an investment agreement among the Majority Shareholder in Qoros, Quantum, Wuhu Chery and Qoros.

In connection with the 2018 investment, Kenon received initial cash proceeds of RMB1.69 billion (approximately $260 million) and Chery received cash proceeds of RMB1.625 billion (approximately $250 million). The investment was based on an RMB6.5 billion pre-investment valuation of Qoros, excluding RMB1.9 billion.

Guarantee Obligations and Equity Pledges

Chery has guaranteed a portion of Qoros’ obligations under its RMB3 billion and RMB700 million credit facilities, and Kenon has provided back-to-back guarantees to Chery in respect of a portion of Chery’s obligations. Kenon’s back-to-back guarantee obligations are approximately $17 million. In addition, Kenon and Chery have also pledged a significant portion of their equity interests in Qoros to secure Qoros’ obligations under its RMB1.2 billion credit facility.

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

As part of the investment, the Majority Shareholder in Qoros was required to assume its pro rata share of the guarantees and equity pledges based on post-investment equity ownership in Qoros, which is subject to further adjustment following any future changes in the equity ownership in Qoros.

In connection with the 2018 investment and the 2020 sale described below, the Majority Shareholder in Qoros has assumed its proportionate guarantee obligations with respect to the RMB3 billion and RMB700 million loan facilities, and as a result of this plus repayments by Qoros in relation to its loans, Chery has repaid the full RMB244 million cash collateral to Kenon. In addition, all of the Qoros equity pledged by Kenon to Chery has been released.

The Majority Shareholder in Qoros is also required to, but has not, assumed its pro rata share of pledge obligations under the RMB 1.2 billion loan facility, but has provided Kenon with a guarantee in respect of its pro rata share of these pledge obligations.

Kenon’s Put Option

Kenon has a put option over its remaining equity interest in Qoros. The investment agreement and the Qoros Joint Venture Agreement provide Kenon with the right to cause the Majority Shareholder in Qoros to purchase up to 50% of its remaining interest in Qoros at the time of the 2018 investment for up to RMB1.56 billion (approximately $220 million), subject to adjustments for inflation, during the three-year period beginning from the closing of the 2018 investment. The investment agreement further provided that from the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB1.56 billion (approximately $220 million), subject to adjustment for inflation. Another company within the Baoneng Group guarantees this put option as it has granted a similar option. The put option requires six months’ notice for exercise (except as described below under “—Kenon’s Agreement to Sell its Remaining Interest in Qoros to the Majority Shareholder in Qoros”). The 2020 sale described below under “—Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros” was not made pursuant to this put option. See also “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros.”

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

Kenon’s Sale of Half of its Remaining Interest in Qoros to the Majority Shareholder in Qoros

In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a price of RMB1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial 2018 investment by the Majority Shareholder in Qoros. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder in Qoros holds 63% and Chery holds 25%. The Majority Shareholder in Qoros has agreed to assume its pro rata share of the pledge obligations with respect to the RMB1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. As a result of the initial investment in 2018 and the 2020 sale by Kenon, the Majority Shareholder in Qoros is required to pledge additional shares or to provide other support acceptable to the lender banks. To date, Kenon has not been proportionately released by the bank lenders from these pledge obligations. However, following the 2020 sale to the Majority Shareholder in Qoros, the Majority Shareholder in Qoros has provided Kenon with a guarantee for its pro rata share of the pledge obligations with respect to the RMB1.2 billion loan facility.

Kenon retains its rights under the put option over its remaining 12% interest in Qoros.

Kenon’s Agreement to Sell its Remaining Interest in Qoros to the Majority Shareholder in Qoros

In April 2021, Kenon entered into an agreement to sell all of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately $238 million). The sale is subject to certain conditions, including approvals by relevant government authorities and a release of the pledge over Kenon's shares in Qoros, which are currently pledged to secure debt of Qoros under its RMB1.2 billion loan facility.

The total purchase price is RMB 1.56 billion (approximately $238 million), which is the same valuation as the previous sales by Quantum to the Majority Shareholder in Qoros. The sale is subject to certain conditions, including a release of the share pledge over the shares to be sold (substantially all of which have been pledged to Qoros’ lending banks), approval of the transaction by the National Development and Reform Commission and registration with the State Administration of Market Regulation.

An entity within the Baoneng Group has guaranteed the Majority Shareholder in Qoros' obligations under this agreement.

The purchase price is to be paid over time pursuant to the following schedule:

Installment	Amount (RMB)	Percentage of the Aggregate Purchase Price	Payment Date
Deposit	78,000,000	5%	July 31, 2021 or earlier if certain conditions are met[1]
First Payment	312,000,000	20%	September 30, 2021[1]
Second Payment	390,000,000	25%	March 31, 2022[1]
Third Payment	390,000,000	25%	September 30, 2022
Fourth Payment	390,000,000	25%	March 31, 2023

______________________

(1) Payments to designated account

The agreement provides that the first and second payments, including the deposit, will be paid into a designated account set up in the name of the Majority Shareholder in Qoros over which Quantum has joint control. According to the agreement, the transfer of these payments to Quantum will occur by the end of Q2 2022, provided that the relevant conditions are met in connection with the registration of the shares to the purchaser, subject to receipt by Quantum of collateral acceptable to it. The agreement provides that the third and fourth payments will be paid directly to Quantum.

The agreement provides that any payment delayed for more than 30 days will be subject to interest at a rate equal to the one year loan prime rate published by the People’s Bank of China.

Completion of the sale requires obtaining necessary regulatory approvals and a release of the pledge over Kenon's shares in Qoros and the registration of the transfer of such shares as well as the execution of amended documents relating to Qoros (e.g. the Joint Venture Agreement), which will require execution of relevant documentation by the relevant parties, including Qoros' shareholders.

The agreement requires Kenon to transfer all of its shares representing 12% of Qoros following payment of only 50% of the total purchase price, with the remaining 50% of the purchase price to be paid in installments following the transfer of shares.

The agreement provides that following the transfer if its remaining shares in Qoros, Quantum will retain the right to appoint one director until receipt of the final payment. The agreement includes other cooperation provisions including an undertaking by both parties to take all necessary actions to obtain the approval or complete the registrations or filings for the transaction. Such cooperation provisions also include, to the extent required, notifying all lending banks of the transaction and using best efforts to cause Qoros to obtain consent or the waiver by Qoros' lending banks. The Majority Shareholder in Qoros has undertaken to provide additional security satisfactory to lending banks to cause the existing pledges over the shares to be sold to be released.

In the event that the Majority Shareholder in Qoros fails to pay the full amount of any payment due within sixty days after the relevant payment date, or Quantum fails to receive the full amount of the first and second payments (including the deposit) by June 30, 2022, Quantum may, at its sole election, immediately exercise the put option described above without any required notice period.

The agreement provides that either party may terminate the agreement upon material breach of the agreement or any representation is untrue or inaccurate in any material respect by the other party.

Kenon faces risks in connection with the sale agreement; see "Item 3.D.—Risk Factors—Risks Related to Our Strategy and Operations—We face risks in relation to the Majority Shareholder in Qoros’ investment in Qoros and the agreement to sell all of Kenon's remaining interest in Qoros."

Qoros’ Joint Venture Agreement

We are party to a joint venture agreement, or the Joint Venture Agreement, entered into on February 16, 2007, which has been amended to reflect the Majority Shareholder in Qoros’ 63% interest in Qoros. The Joint Venture Agreement sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, Wuhu Chery and the Majority Shareholder in Qoros with respect to Qoros.

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

Pursuant to the terms of the Joint Venture Agreement, we have the right to appoint two of Qoros’ nine directors, Wuhu Chery has the right to appoint two of Qoros’ directors and the Majority Shareholder in Qoros has the right to appoint the remaining five of Qoros’ directors. If the Majority Shareholder in Qoros’ stake in Qoros increases to 67% through a new investment in Qoros, the board of directors of Qoros will be further adjusted such that Qoros will have a six-member board of directors, of which the Majority Shareholder in Qoros will have the right to appoint four directors, while Kenon and Wuhu Chery will each have the right to appoint one director. The Majority Shareholder in Qoros has the right to nominate Qoros’ Chief Executive Officer and Chief Financial Officer. The nomination of Qoros’ Chief Executive Officer and Chief Financial Officer are each subject to the approval of Qoros’ board of directors by a simple majority vote. Quantum and Wuhu Chery each have the right to nominate one of Qoros’ deputy Chief Financial Officers. Such nominations by Quantum and Wuhu Chery are subject to the approval of Qoros’ board of directors by a simple majority vote.

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

Qoros’ Regulatory, Environmental and Compliance Matters

Qoros is subject to regulation, including environmental regulations, in China and the Jiangsu Province. Such regulations focus upon the reduction of emissions, the mitigation of remediation expenses related to environmental liabilities, the improvement of fuel efficiency, and the monitoring and enhancement of the safety features of Chinese vehicles. For example, effective from January 2021, all provinces in China adopted the Chinese regulation on emissions (Stage 6 Limits and Measurement Methods for Emissions from Light Duty Vehicles), which requires that new models meet certain emission limits nationwide.

Qoros’ facility, activities and operations are also subject to continued monitoring and inspection by the relevant Chinese authorities. Qoros’ strategy contemplates the development of NEV models. Qoros is planning to launch two REEV models in 2021. Also, more NEV models are expected to be launched in the future. As such, Qoros will be subject to the laws, licensing requirements, regulations and policies applicable to NEVs in China. For instance, China has published a set of corporate average fuel consumption (CAFC) credit and NEV credit rules to promote the growth of the NEV market and reduce reliance on internal combustion vehicles. Under the regulations, automakers obtain a certain NEV score, which score is related to the number of NEVs the automaker produces. If the automaker is unable to obtain the score, it is required to purchase credits from other automakers or will be unable to sell its conventional vehicles. This could impact the cost of producing vehicles and could impact the timing of purchases by consumers as well as inventories of vehicles that do not meet the standards. In July 2020, the rules were revised by the Chinese government, increasing the required credit scores. As Qoros’ vehicles are currently primarily conventional vehicles, Qoros currently purchases credits from other automakers.

ZIM

Overview

We have an approximately 28% stake in ZIM, a global, asset-light container liner shipping company with leadership positions in niche markets where ZIM believes it has distinct competitive advantages that allow ZIM to maximize its market position and profitability. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. In April 2021, Kenon exercised its right as a shareholder of ZIM to nominate two candidates for election to ZIM’s board of directors at ZIM’s 2021 annual general meeting.

As of December 31, 2020, ZIM operated a fleet of 87 vessels and chartered-in 98.7% of its TEU capacity and 98.9% of the vessels in its fleet. For comparison, according to Alphaliner, ZIM’s competitors chartered-in on average approximately 56% of their fleets. In an effort to respond to increased demand for container shipping services globally, between December 31, 2020 and February 28, 2021, ZIM chartered-in an additional 11 vessels (net, not including vessels pending delivery). ZIM deployed 6 of these vessels in its new China to Los Angeles and South East Asia to Los Angeles express services. In addition, in February 2021 ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade, with the vessels intended to be delivered to us between February 2023 and January 2024.

ZIM operates across five geographic trade zones that provide ZIM with a global footprint. These trade zones include (for the year ended December 31, 2020): (1) Transpacific (40% of carried TEUs), (2) Atlantic (21%), (3) Cross Suez (12%), (4) Intra-Asia (21%) and (5) Latin America (6%). Within these trade zones, ZIM strives to increase and sustain profitability by selectively competing in niche trade lanes where ZIM believes that the market is underserved and that ZIM has a competitive advantage versus its peers. These include both trade lanes where ZIM has an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which ZIM is often driven by demand from its customers as they are not serviced in-full by its competitors. Several examples of niche trade lanes within ZIM’s geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone where ZIM maintains a 14% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 10% market share and (3) Far East to US East Coast (Pacific trade zone), 9% market share, in each case according to the Port Import/Export Reporting Service and Container Trade Statistics. In response to the growing trend in eCommerce, during 2020 ZIM launched a new, premium high-speed service called ZIM eCommerce Xpress, which moves freight from China to Los Angeles, and the ZIM China Australia Express, which moves freight from China to Australia. In addition, and as a result of further market demand, ZIM launched at the end of 2020 a new service line connecting South East Asia and South China with Australia, and in January 2021 ZIM launched a new express service line connecting South East Asia to Los Angeles.

As of December 31, 2020, ZIM operated a global network of 69 weekly lines, calling at 307 ports in more than 80 countries. ZIM’s complex and sophisticated network of lines allows ZIM to be agile as it identifies markets in which to compete. Within its global network, ZIM offers value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to its customers. These subsidiaries, which ZIM operates in China, Vietnam, Canada, Brazil, India and Singapore, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2020, approximately 25.2% of its TEUs carried utilized additional elements of land transportation.

As of December 31, 2020, ZIM chartered-in nearly all of its capacity; in addition, 55.8% of ZIM’s chartered-in vessels are under leases having a remaining charter duration of one year or less (or 50.7% in terms of TEU capacity). ZIM’s short-term charter arrangements allow it to adjust its capacity quickly in anticipation of, or in response to, changing market conditions, including as ZIM continues to adjust its operations in response to the ongoing COVID-19 pandemic. ZIM’s fleet, both in terms of the size of its vessels and its short-term charters, enables it to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of its vessels and specific trade advantages. The majority of ZIM’s vessels are from a large and liquid pool of large mid-sized vessels (3,000 to 10,000 TEUs) that are typically available for ZIM to charter, though ZIM recently agreed to the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to be delivered to ZIM between February 2023 and January 2024, pursuant to its strategic agreement with Seaspan. Furthermore, ZIM operates a modern and specialized container fleet, which acts as an additional value-added service offering, attracting higher yields than standard cargos.

ZIM’s network is significantly enhanced by cooperation agreements with other leading container liner companies and alliances, allowing ZIM to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding its service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. ZIM’s strategic operational collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC), which was announced in July 2018, launched in September 2018 and further expanded in March 2019 and August 2019, allows ZIM to provide faster and more efficient service in some of its most critical trade lanes, including Asia — US East Coast, Asia — Pacific Northwest, Asia — Mediterranean and Asia — US Gulf Coast. ZIM’s cooperation with the 2M Alliance today covers four trade lanes, 11 services and approximately 22,200 weekly TEUs. In addition to its collaboration with the 2M Alliance, ZIM also maintains a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, ZIM partners with both global and regional liners in order to extend its services in the region.

ZIM has a highly diverse and global customer base with approximately 30,080 customers (which considers each of ZIM’s customer entities separately, even if it is a subsidiary or branch of another customer) using ZIM’s services. In 2020, ZIM’s 10 largest customers represented approximately 16% of its freight revenues and its 50 largest customers represented approximately 34% of its freight revenues. One of the key principles of ZIM’s business is its customer-centric approach and ZIM strives to offer value-added services designed to attract and retain customers. ZIM’s strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with 75% of its top 20 customers in 2020 having a relationship with ZIM lasting longer than 10 years.

ZIM has focused on developing technologies to support its customers, including improvements in its digital capabilities to enhance both commercial and operational excellence. ZIM uses its technology and innovation to power new services, improve its customer experience and enhance its productivity and portfolio management. Several recent examples of ZIM’s digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, ZIM’s easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, ZIM has formed a number of partnerships and collaborations with third party start-ups for the development of multiple engines of growth which are adjacent to ZIM’s traditional container shipping business. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, a cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “Zcode”, a new initiative in cooperation with Sodyo, an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.); (iii) ZIM’s investment in and partnership with WAVE, an electronic B/L based on blockchain technology, to replace and secure original documents of title; (iv) ZIM’s investment in and partnership with Ladingo, a one-stop-shop for Cross Border Shipments with all-in-one, easy to use software and fully integrated service, making it easier, more affordable and risk free to import and export LCLs, FCLs or any large and bulky shipments. This partnership is set to complement ZIM’s strategic cooperation with Alibaba, via Alibaba.com, to enhance logistics services to its customers and service providers, by adding an online LCL solution for Alibaba sellers, and is expected to enable ZIM to gain footprint in adjacent and new markets, grow its revenue streams and provide added value to its customers.

Over the past three years ZIM has taken initiatives to reduce and avoid costs across its operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports).

ZIM is headquartered in Haifa, Israel. As of December 31, 2020, ZIM had approximately 3,794 full-time employees worldwide and 1,351 contractors. In 2020 and 2019, ZIM carried 2.84 and 2.82 million TEUs, respectively, for its customers worldwide. During the same periods, ZIM’s revenues were $3,992 million and $3,300 million, its net income (loss) was $524 million and $(13) million and its Adjusted EBITDA was $1,036 million and $386 million, respectively.

ZIM’s services

With a global footprint of more than 200 offices and agencies in approximately 100 countries, ZIM offers both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

Comprehensive logistics solutions

ZIM offers its customers comprehensive logistics solutions to fit their transportation needs from door-to- door. ZIM’s wide range of reliable transportation services, handled by its highly trained sea and shore crews and supported with personalized customer service and its unified information technology platform, allows ZIM to offer its customers high quality and tailored services and solutions at any time around the world.

ZIM’s services and geographic trade zones

As of December 31, 2020, ZIM operated a global network of 69 weekly lines, calling at 307 ports in more than 80 countries. ZIM’s shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. ZIM has achieved leadership positions in specific markets by focusing on trades where it has distinct competitive advantages and can attain and grow its overall profitability.

ZIM’s shipping lines are organized into geographic trade zones by trade. The table below illustrates ZIM’s primary geographic trade zones and the primary trades they cover, as well as the percentage of ZIM’s total TEUs carried by geographic trade zone for the years ended December 31, 2020, 2019 and 2018:

		Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2020	2019	2018
Pacific	Transpacific	40%	36%	38%
Cross-Suez	Asia-Europe	12%	13%	15%
Atlantic-Europe	Atlantic	21%	21%	18%
Intra-Asia	Intra-Asia	21%	23%	22%
Latin America	Intra-America	6%	7%	7%
		100%	100%	100%

Pacific geographic trade zone

The Pacific geographic trade zone serves the Transpacific trade, which covers trade between Asia, including China, Korea, South East Asia, the Indian subcontinent, and the Caribbean, Central America, the Gulf of Mexico and the east coast and west coast of the United States and Canada. ZIM’s services within this geographic trade zone also connect to Intra-Asia and Intra-America regional feeder lines, which provide onward connections to additional ports. For its services from Asia to the west coast of the United States and Canada, ZIM mainly uses the Pacific Northwest (PNW) gateway.

Pacific Northwest service. Approximately 63% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. ZIM holds a position within the PNW, mostly via two Canadian gateways, the Vancouver and Prince Rupert ports, and also the Seattle port, which enable ZIM to serve the very large Canadian and U.S. Midwest markets. ZIM also has strategic relationships in these markets with Canadian National Railway Company, a rail operator, and with the 2M Alliance. ZIM operates four vessels with capacities of 8,500 TEUs serving two lines within the PNW, with access to nine additional vessels operated by members of the 2M Alliance.

In addition, for the trade between Asia and Pacific South West Coast, ZIM recently launched a unique expedited PSW service focusing on e-Commerce between South China and Los Angeles.

Asia-U.S. All-Water service. With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. Within its cooperation with the 2M Alliance, ZIM operates across seven services: five to USEC and two to the USGC. As of December 31, 2020, ZIM offered ten services in the Pacific geographic trade zone, which had an effective weekly capacity of 21,650 TEUs and covered all major international shipping ports in the Transpacific trade. ZIM’s services in the Pacific geographic trade zone accounted for 53% of its freight revenues from containerized cargo for the year ended December 31, 2020.

Cross-Suez geographic trade zone. The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia- Black Sea/East Mediterranean Sea sub-trade, which is one of ZIM’s key strategic zones. As of March 2019, ZIM extended its cooperation with the 2M Alliance to include this sector and ZIM operates by a slot charter agreement on two services from Asia to the East Mediterranean. In addition, in October 2018, ZIM purchased slots from MSC on two lines in India-East Mediterranean trade. As of December 31, 2020, ZIM offered four services in the Cross-Suez geographic trade zone, which had an effective weekly capacity of 4,967 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 11% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2020.

Atlantic-Europe geographic trade zone. The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. ZIM’s services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, ZIM has had a cooperation agreement with Hapag-Lloyd and other companies in ZIM’s Atlantic services. In addition, in the Intra-Europe/Mediterranean trade, ZIM has cooperation agreements with MSC and COSCO. As of December 31, 2020, ZIM offered 11 services within this geographic trade zone, with an effective weekly capacity of 9,371 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 17% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2020.

Intra-Asia geographic trade zone. The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trade within regional ports in Asia, including ISC (Indian sub-continent), West and South Africa. The Intra-Asia geographic trade zone accounted for 13% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2020. ZIM’s services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. ZIM has cooperation agreements with a number of other shipping companies within this trade. ZIM has recently launched two unique expedited services enabling expanded reach and additional destinations to its customers on the trade between Asia and Australia. As of December 31, 2020, ZIM offered 35 services within this geographic trade zone with an effective weekly capacity of 16,930 TEUs. ZIM’s services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in South East Asia, India, South and West Africa, Thailand and Vietnam, and connect to shipping lines within its Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone. The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to ZIM’s Pacific and Atlantic-Europe geographic trade zones. ZIM cooperates with other carriers within the regional services and, in the Asia-East Coast South America and Mediterranean- East Coast South America sub-trades, mostly by slots purchase. As of December 31, 2020, ZIM offered nine services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 2,795 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to ZIM’s Pacific and Atlantic- Europe services. The Latin America geographic trade zone accounted for 6% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2020.

Types of cargo

The following table sets forth details of the types of cargo ZIM shipped during the nine months ended December 31, 2020 as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,563,218	2,162,156
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable	82,951	164,712
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	50,722	63,684
Total		1,696,891	2,840,552

ZIM’s vessel fleet

As of December 31, 2020, ZIM’s fleet included 87 vessels (85 cargo vessels and two vehicle transport vessels), of which one vessel is owned by ZIM and 86 vessels are chartered-in (including 57 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements). As of December 31, 2020, ZIM’s fleet (including both owned and chartered vessels) had a capacity of 374,636 TEUs. The average size of ZIM’s vessels is approximately 4,400 TEUs, compared to an industry average of 4,449 TEUs.

ZIM charters-in vessels under charter party agreements for varying periods. With the exception of those vessels for which charter rates were set in connection with our 2014 restructuring, ZIM’s charter rates are fixed at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2020, 81 of ZIM’s vessels are under a “time charter,” which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 8 vessels chartered-in under a time charter from a related party and 5 vessels chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with the operation of the vessel being handled by ZIM. Subject to any restrictions in the applicable arrangement, ZIM determines the type and quantity of cargo to be carried as well as the ports of loading and discharging. ZIM’s vessels operate worldwide within the trading limits imposed by its insurance terms. The average duration of ZIM’s charter party agreements is approximately 15 months. ZIM’s charter party agreements are predominately short-term in duration, which supports a flexible cost structure and enables ZIM to meet changing demands and opportunities in the market. ZIM’s fleet is comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 12,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which ZIM operates. In effort to respond to increased demand for container shipping services globally, between December 31, 2020 and February 28, 2021, ZIM chartered-in an additional 11 vessels (net, not including vessels pending delivery). ZIM deployed 6 of these vessels in its new express services: China to Los Angeles, and the ZIM China Australia Express. As of February 28, 2021, ZIM’s fleet included 98 vessels (95 cargo vessels and three vehicle transport vessels), of which one vessel is owned by ZIM and 97 vessels are chartered-in (including 4 vessels accounted under sale and leaseback refinancing agreements), and had a capacity of 416,844 TEUs. Further, as of February 28, 2021, approximately 50% of ZIM’s chartered-in vessels are under short-term leases with a remaining charter duration of less than one year, as ZIM continues to actively manage its asset mix.

The following table provides summary information, as of December 31, 2020, about ZIM’s fleet:

	Number	Capacity (TEU)	Other Vessels	Total(1)
Vessels owned by ZIM	1	4,992	-	1
Vessels chartered from parties related to ZIM
Periods up to 1 year (from December 31, 2020)	3	6,359	1	4
Periods between 1 to 5 years (from December 31, 2020)	4	16,601	-	4
Periods over 5 years (from December 31, 2020)	-	-	-	-
Vessels chartered from third parties(2)
Periods up to 1 year (from December 31, 2020)	43	181,174	1	44
Periods between 1 to 5 years (from December 31, 2020)	32	145,386	-	32
Periods over 5 years (from December 31, 2020)	2	20,124	-	2
Total(3)	85	374,636	2	87

(1)	Includes 57 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16.

(2)	Includes 4 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements.

(3)
Between January 1, 2020 and February 28, 2021, ZIM chartered in an additional 11 vessels (net, not including vessels pending delivery). As of February 28, 2021, ZIM’s fleet included 98 vessels (95 cargo vessels and three vehicle transport vessels), of which one vessel is owned by ZIM and 97 vessels are chartered-in, and had a capacity of 416,844 TEUs. In addition, in February 2021, ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU LNG dual fuel container vessels.

Under ZIM’s time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by ZIM. For any vessel that we own or charter under “bareboat” terms, ZIM provides its own operational and technical management services. ZIM’s operational management services include the chartering-in, sale and purchase of vessels and accounting services, while ZIM’s technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of ZIM’s vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of ZIM’s vessels in accordance with the standards developed by ZIM, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that ZIM’s vessels comply with the law of their flag state.

Strategic Chartering Agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021, ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels, intended to be delivered between February 2023 and January 2024. Pursuant to the agreement, ZIM will charter the vessels for a period of 12 years and have secured an option to later elect a charter period of 15 years to be applied to all chartered vessels. Additionally, ZIM expects to incur between $16 million and $20 million in annualized charter hire costs per vessel over the term of the agreement. ZIM’s total cost during the term of the agreement will depend on the charter period and the initial payment ZIM selects to pay. ZIM was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. ZIM intends to deploy these vessels on its Asia-US East Coast Trade as an enhancement to its service on this strategic trade.

ZIM’s containers

In addition to the vessels that it owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2020, ZIM held 439,000 container units with a total capacity of 741,000 TEUs, of which 11% were owned by ZIM and 89% were leased (including 79% accounted as right-of- use assets). In some cases, the terms of the leases provide that ZIM will have the option to purchase the container at the end of the lease term.

Container fleet management

ZIM aims to reposition empty containers in the most cost-efficient way in order to minimize its overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, ZIM seeks to optimize its container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet its customers’ demands. ZIM’s global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining ZIM’s container fleet, ZIM’s logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:

•
Slot swap agreements. ZIM enters into agreements with other carriers for the exchange of vessel space, or “slots.” Each carrier continues to operate its own line, while also having access to slots on the other carrier’s line. ZIM currently has slot swap agreements with 12 other carriers.

•	Slot sale agreements. ZIM sells slots on board its vessels to transport empty, shipper-owned containers.

•	One-way container lease. ZIM uses leasing companies and other shipping liners’ empty containers to move cargo from locations with increased demand to over-supplied locations.

Equipment sub-leases. ZIM leases its equipment to other carriers and freight forwarders in order to reduce its container repositioning and evacuation costs.

ZIM’s containers

In addition to the vessels that it owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2020, ZIM held 439,000 container units with a total capacity of 741,000 TEUs, of which 11% were owned by ZIM and 89% were leased (including 79% accounted as right-of- use assets). In some cases, the terms of the leases provide that ZIM will have the option to purchase the container at the end of the lease term.

Container fleet management

ZIM aims to reposition empty containers in the most cost-efficient way in order to minimize its overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, ZIM seeks to optimize its container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet its customers’ demands. ZIM’s global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining ZIM’s container fleet, ZIM’s logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:

•
Slot swap agreements. ZIM enters into agreements with other carriers for the exchange of vessel space, or “slots.” Each carrier continues to operate its own line, while also having access to slots on the other carrier’s line. ZIM currently has slot swap agreements with 12 other carriers.

•	Slot sale agreements. ZIM sells slots on board its vessels to transport empty, shipper-owned containers.

•	One-way container lease. ZIM uses leasing companies and other shipping liners’ empty containers to move cargo from locations with increased demand to over-supplied locations.

•	Equipment sub-leases. ZIM leases its equipment to other carriers and freight forwarders in order to reduce its container repositioning and evacuation costs.

ZIM’s operational partnerships

ZIM is party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by other shipping companies. ZIM does not participate in any alliances, which are agreements between two or more container shipping companies that govern the sharing of a vessel’s capacity and other operational matters across multiple trades, although ZIM does partner with the 2M Alliance on a number of trades, as described below.

Strategic Cooperation Agreement with the 2M Alliance

In September 2018, ZIM entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by us and by the 2M Alliance. The term of the strategic cooperation is seven years. The strategic cooperation includes the creation of a joint network of five loops between Asia and USEC, out of which one is operated by ZIM and four are operated by the 2M Alliance. In addition, ZIM and the 2M Alliance are permitted to swap slots on all five loops under the agreement and ZIM may purchase additional slots in order to meet total demand in these trades. This strategic cooperation with the 2M Alliance enables ZIM to provide our customers with improved port coverage and transit time, while generating cost efficiencies. In March 2019, ZIM entered into a second strategic cooperation agreement with the 2M Alliance, which included a combination of vessel sharing, slot exchange and purchase, and covers two additional trade zones: Asia-East Mediterranean and Asia-American Pacific Northwest. This cooperation agreement offers four dedicated lines with extensive port coverage and premium service levels. In August 2019, ZIM launched two new U.S.-Gulf Coast direct services with the 2M Alliance. At the end of 2020, ZIM further upsized two joint services by utilizing larger vessels on the Asia U.S. Gulf Coast service and the Asia-U.S. East Coast service and in March 2021 ZIM announced its intention to launch in early May 2021 a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal. Pursuant to its agreement with the 2M Alliance, commencing June 1, 2021, ZIM and the 2M Alliance will discuss possible amendments to the agreement that would govern the next phase of the parties’ cooperation. If the parties fail to mutually agree on the terms for a continuation of the strategic operational cooperation, any party may terminate the agreement prior to December 1, 2021, and such termination would occur on April 1, 2022. The agreement is otherwise subject to termination upon certain occurrences, including, for instance, a change of control or insolvency of one of the parties.

The table below shows ZIM’s operational partners by geographic trade zone as of December 31, 2020:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓	✓	✓		✓
Mediterranean Shipping Company(1)	✓	✓		✓	✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)				✓	✓
China Ocean Shipping Company			✓	✓
American President Lines Ltd.			✓
ONE			✓
Orient Overseas Container Line Limited			✓
Yang Ming Marine Transport Corporation(2)			✓	✓
Hyundai Merchant Marine Co., Ltd.			✓
Others			✓	✓	✓

(1)
ZIM’s cooperation with Maersk and MSC is under the 2M Alliance framework. However, in the Cross- Suez trade, Atlantic and Latin America ZIM also has a separate bilateral cooperation agreement with MSC, as well as a separate bilateral cooperation agreement with Maersk and in the Latin America and Intra Asia trades.

(2)
With respect to the Atlantic-Europe trade, ZIM has a swap agreement with some of THE Alliance members: Hapag-Lloyd and Yang Ming, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement in respect of the Atlantic-Europe trade with Hapag-Lloyd.

ZIM’s Customers

In 2020, ZIM had more than 30,080 customers using our services on a non-consolidated basis. ZIM’s customer base is well-diversified and it does not depend upon any single customer for a material portion of its revenue. For the twelve months ended December 31, 2020, no single customer represented more than 5% of ZIM’s revenues.

ZIM’s customers are divided into “end-users,” including exporters and importers, and “freight forwarders.” Exporters include a wide range of enterprises, from global manufacturers to small family-owned businesses that may ship just a few TEUs each year. Importers are usually the direct purchasers of goods from exporters, but may also comprise sales or distribution agents and may or may not receive the containerized goods at the final point of delivery. Freight forwarders are non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company. End-users generally have long-term commitments that facilitate planning for future volumes, which results in high entry barriers for competing carriers due to customer loyalty. Freight forwarders have short-term contracts at renegotiated rates. As a result, entry barriers are low for competing carriers for this customer base. During the last five years, end-users have constituted approximately 39% of ZIM’s customers in terms of TEUs carried, and the remainder of its customers were freight forwarders. For the years ended December 31, 2020, 2019 and 2018, ZIM’s five largest customers in the aggregate accounted for approximately 10%, 9% and 9% of its freight revenues and related services, respectively, and 7% of ZIM’s TEUs carried for each year.

ZIM’s Sustainability and Focus on ESG

Through its core value of sustainability, ZIM aims to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. ZIM’s goal is to work resolutely to eliminate corruption risks, promote diversity among its teams and continuously reduce the environmental impact of its operations, both at sea and onshore. In particular, ZIM’s vessels are in compliance with materials and waste treatment regulations, including the IMO 2020 Regulations, and ZIM’s fuel consumption and CO2 emissions per TEU have decreased significantly in recent years. In addition to actively working to reduce accidents and security risks in its operations, ZIM also endeavors to eliminate corruption risks as a member of the Maritime AntiCorruption Network, with a vision of a maritime industry that enables fair trade. ZIM also fosters quality throughout the service chain, by selectively working with qualified partners to advance its business interests. Finally, ZIM promotes diversity among its teams, with a focus on developing high-quality training courses for all employees. As ZIM continues to grow, sustainability will remain as a core value.

ZIM’s Competition

ZIM competes with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of its key trades, ZIM competes primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and COSCO — accounting for approximately 45% of global capacity, and the remaining carriers together contributing less than 55% of global capacity as of February 2021, according to Alphaliner. As of February 2021, ZIM controlled approximately 1.6% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Risk factors — The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect ZIM’s market position and financial performance.”

In addition to the large global carriers, regional carriers generally focus on a number of smaller routes within a regional market and typically offer services to a wider range of ports within a particular market as compared to global carriers. Niche carriers are similar to regional carriers but tend to be even smaller in terms of capacity and the number and size of the markets in which they operate. Niche carriers often provide an intra-regional service, focusing on ports and services that are not served by global carriers.

ZIM’s Seasonality

ZIM’s business has historically been seasonal in nature. As a result, ZIM’s average freight rates have reflected fluctuations in demand for container shipping services, which affect the volume of cargo carried by ZIM’s fleet and the freight rates which ZIM charges for the transport of such cargo. ZIM’s income from voyages and related services are typically higher in the third and fourth quarters than the first and second quarters due to increased shipping of consumer goods from manufacturing centers in Asia to North America in anticipation of the major holiday period in Western countries. The first quarter is affected by a decrease in consumer spending in Western countries after the holiday period and reduced manufacturing activities in China and Southeast Asia due to the Chinese New Year. However, operating expenses such as expenses related to cargo handling, charter hire of vessels, fuel and lubricant expenses and port expenses are generally not subject to adjustment on a seasonal basis. As a result, seasonality can have an adverse effect on ZIM’s business and results of operations.

Recently, as a result of the continuing volatility within the shipping industry, seasonality factors have not been as apparent as they have been in the past. As global trends that affect the shipping industry have changed rapidly in recent years, including trends resulting from the COVID-19 pandemic, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting ZIM’s results of operations in the future.

ZIM’s Legal Proceedings

For information on ZIM’s legal proceedings, see Note 27 to ZIM’s audited consolidated financial statements that have been incorporated by reference herein.

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

In addition, ZIM may be required to incur significant costs in connection with modifications to environmental regulations applicable to shipping companies. For example, ZIM is required to comply with the new EU fuel regulation, known as “the Sulfur Cap,” which requires all marine carriers to use low sulfur fuel in all EU waters (up to 0.5% sulfur content, down from the current 3.5% requirement), which became effective in January 2020. Further, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so-called SOx-Emission Control Area). The Sulfur Cap regulation, introduced by the IMO in 2016, is aimed at reducing marine pollution and emissions. All shipping companies are obliged to comply and to significantly reduce emissions on the high seas and in coastal area. The Sulfur Cap regulation impacts all stakeholders in the industry and compliance with it has resulted in costs and is expected to result in further costs in the future and could also affect the supply of vessels in the market. Carriers can comply by (i) buying compliant fuel at higher prices; (ii) installing new cleaning systems on board vessels (scrubbers); or (iii) deploying new types of vessels using LNG. All three options are expected to result in significant costs for carriers and container shipping companies. ZIM has implemented a surcharge in order to compensate for the above described cost impact. In addition, ZIM voluntarily follows local regulation and reduces its vessels’ speed prior to port entry in North America and Pusan, which contributes to a reduction of green-house gas emissions.

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

ZIM is subject, in the framework of its international activities, to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities. For example, the Block Exemption Regulation, exempts certain cooperation agreements in the liner shipping sector from the prohibition on anti-competitive agreements contained at Article 101 of the TFEU. The Block Exemption Regulation which was due to expire in April 2020 has been extended until April 2024.

ZIM’s Special State Share

When the State of Israel sold 100% of its interest in ZIM in 2004 to Israel Corporation Ltd., ZIM ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the Company’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s interest in ZIM or its foreign or security interests or its shipping relations with foreign countries, from having influence on our management. The key terms and conditions of the Special State Share include the following requirements:

•	ZIM must be, at all times, a company incorporated and registered in Israel, with its headquarters and principal and registered office domiciled in Israel.

•
Subject to certain exceptions, ZIM must maintain a minimal fleet of 11 seaworthy vessels that are fully owned by ZIM, either directly or indirectly through its subsidiaries, at least three of which must be capable of carrying general cargo. Subject to certain exceptions, any transfer of vessels in violation thereof shall be invalid unless approved in advance by the State of Israel pursuant to the mechanism set forth in ZIM’s amended and restated articles of association. Currently, as a result of waivers received from the State of Israel, ZIM owns fewer vessels than the minimum fleet requirement.

•	At least a majority of the members of ZIM’s board of directors, including the chairperson of the board and ZIM’s chief executive officer, must be Israeli citizens.

•
The State of Israel must provide prior written consent for any holding or transfer of shares that confers possession of 35% or more of ZIM’s issued share capital, or that provides control over ZIM, including as a result of a voting agreement.

•
Any transfer of shares that confers its owner with a holding of more than 24% but not more than 35% of ZIM’s issued share capital will require an advance notice to the State of Israel which will include full details regarding the proposed transferor and transferee, the percentage of shares to be held by the transferee after the transfer and relevant details regarding the transaction, including voting agreements and agreements for the appointment of directors (if any). If the State of Israel shall be of the opinion that the transfer of shares may possibly harm the security interests of the State of Israel or any of its vital interests or that it has not received the relevant information for the purpose of reaching its decision, the State of Israel shall be entitled to serve notice, within 30 days, that it objects to the transfer, giving reason for its objection. In such circumstances, the party requesting the transfer may initiate proceedings in connection with this matter with the competent court, which will consider and rule on the matter.

•	The State of Israel must consent in writing to any winding-up, merger or spin-off, except for certain mergers with subsidiaries that would not impact the Special State Share or the minimal fleet.

•
ZIM must provide governance, operational and financial information to the State of Israel similar to information that ZIM provides to its ordinary shareholders. In addition, ZIM must provide the State of Israel with particular information related to ZIM’s compliance with the terms of the Special State share and other information reasonably required to safeguard the State of Israel’s vital interests.

•	Any amendment, review or cancellation of the rights afforded to the State of Israel by the Special State Share must be approved in writing by the State of Israel prior to its effectiveness.

Other than the rights enumerated above, the Special State Share does not grant the State any voting or equity rights. The full provisions governing the rights of the Special State Share appear in ZIM’s amended and restated articles of association. ZIM reports to the State of Israel on an ongoing basis in accordance with the provisions of its amended and restated articles of association. Certain asset transfer or sale transactions that in ZIM’s opinion require approval, have received the approval of the State (either explicitly or implicitly by not objecting to ZIM’s request).

Kenon’s ownership of ZIM’s shares is subject to the terms and conditions of the Special State Share, which limit Kenon’s ability to transfer its equity interest in us to third parties. The holder of ZIM’s Special State Share has granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of ZIM’s shares, pursuant to which the Permitted Holders may hold 24% or more of the means of control of ZIM (but no more than 35% of the means of control of ZIM), and only to the extent that this does not grant the Permitted Holders control in ZIM. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring ZIM’s shares. However, the terms of the Permit provide that the transfer of the means of control of ZIM is limited in instances where the recipient is required to obtain the consent of the holder of ZIM’s Special State Share, or is required to notify the holder of ZIM’s Special State Share of its holding of ZIM’s ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of ZIM’s ordinary shares (even if Kenon holds a greater percentage of ZIM’s ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM. According to the Permit, the obligations of the Permitted Holder under the Permit will apply only for as long as the Permitted Holder holds more than 24% of ZIM’s shares.

Lock-up Agreements

In connection with ZIM’s initial public offering, ZIM, its executive officers and directors and the holders of substantially all of ZIM’s shares outstanding (including Kenon) immediately prior to the IPO agreed not to sell or transfer any of ZIM’s ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ZIM’s ordinary shares, for 180 days after January 27, 2021 without first obtaining the prior written consent of the underwriter representatives, subject to certain exceptions.

The underwriter representatives, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, and such release could trigger the pro rata release of these restrictions with respect to certain other shareholders.

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

The consideration for the sale was $1,332 million, consisting of (i) $935 million cash proceeds paid by the buyer, (ii) retained cash at Inkia of $222 million, and (iii) $175 million, which was deferred in the form of a Deferred Payment Obligation, which was repaid (prior to scheduled maturity) in October 2020. The consideration was subject to post-closing adjustments which were not significant. The buyer also assumed Inkia’s obligations under Inkia’s $600 million 5.875% Senior Unsecured Notes due 2027.

The consideration that Inkia received in the transaction was before estimated transaction costs, management compensation, advisor fees, other expenses and taxes, were in the aggregate approximately $263 million, of which $27 million comprised taxes to be paid upon payment of the $175 million Deferred Payment Obligation. The estimated tax payment includes taxes payable in connection with a restructuring of some of the companies remaining in the Kenon group, which is intended to simplify Kenon’s holding structure. As a result of this restructuring, Kenon now holds its interest in OPC directly. Kenon does not expect any further tax liability in relation to any future sales of its interest in OPC.

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

Indemnification

In the share purchase agreement for the sale, the sellers, Inkia and ICPDH, gave representations and warranties in respect of the Inkia Business and the transaction. Subject to specified deductibles, caps and time limitations, the sellers agreed to indemnify the buyer and its successors, permitted assigns, and affiliates, and its officers, employees, directors, managers, members, partners, stockholders, heirs and personal representatives from and against any and all losses arising out of:

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

The sellers’ obligation to indemnify Nautilus Inkia Holdings LLC shall not exceed the base purchase price. The sellers’ indemnification obligations for any claims under the share purchase agreement that are agreed between the buyer and the sellers, or that are subject to a final non-appealable judgment, are supported by the following:

•	Kenon’s pledge of OPC shares representing 29% of OPC’s outstanding shares as of March 31, 2021, which pledge lasts until December 31, 2021; and

•
to the extent any obligations remain outstanding after the exercise of the above-described pledge (or payments of amounts equal to the value of the pledge), a corporate guarantee from Kenon which guarantee lasts until December 31, 2021.

The indemnification obligations were previously also supported by a deferred payment agreement owing from the buyers to the sellers, which was, however, repaid in October 2020 (prior to scheduled maturity). In addition, as described under “—Side letter Entered into in connection with the Repayment of the Deferred Payment Agreement,” Kenon has agreed that, until December 31, 2021, it shall maintain at least $50 million in cash and cash equivalents, and has agreed to restrictions on indebtedness, subject to certain exceptions.

Subject to certain terms and conditions, the terms of the pledge and the guarantee may each be extended if there are unresolved claims existing on the applicable expiration dates.

Pledge Agreement with respect to OPC Shares

In connection with the sale of the Inkia Business, ICP (which was the holder of Kenon’s shares in OPC at the time of the sale) entered into a pledge agreement with the buyer of the Inkia Business (Nautilus Inkia Holdings LLC) to pledge OPC shares (at the time representing 25% of OPC’s outstanding shares in favor of the buyer to secure the sellers’ indemnification obligations under the share purchase agreement for the sale. Following the sale of the Inkia Business, ICP transferred all of its shares in OPC to Kenon. As a result, Kenon and the buyer entered into an amended pledge agreement, pursuant to which Kenon became the pledgor and assumed ICP’s obligations under the pledge agreement. The pledge agreement was further amended in October 2020 in connection with the early repayment of the deferred payment agreement to increase the amount of pledged shares and the term of the pledge, and the pledged shares represented 29% of the outstanding shares of OPC as of March 31, 2021).

Set forth below is a description some of the key provisions of the pledge agreement. The provisions described below are subject to certain conditions described in the agreement, as amended, which is filed (or incorporated by reference) as an exhibit to this annual report.

Pledged Assets

Following the amendment of the pledge agreement in October 2020, Kenon has pledged 55,000,000 shares of OPC, representing 29% of the outstanding shares of OPC as of March 31, 2021 plus related rights including distributions on those shares and proceeds of sales of such shares and including accounts in which such shares are currently held or may be held in the future and rights in respect of such shares against the trustee holding such shares, all as discussed below.

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

All dividends on the pledged shares are paid into the pledged account. Unless an event of default under the pledge agreement has occurred and is continuing:

•
Kenon can withdraw dividends paid into that account as follows (i) in the first 365 days from November 24, 2017, if the 30-trading day volume weighted average price, or VWAP, prior to drawing such dividends exceeds NIS14.45, Kenon can draw an amount up to 50% of cumulative net income of OPC from January 1, 2017 (such amount is referred to as the “dividend cap”), (ii) during the following 365-day period, if the 30-trading day VWAP prior to drawing such dividends exceeds NIS14.82, Kenon can draw an amount up to the dividend cap and (iii) during the following 365-day period and thereafter, if the 30-trading day VWAP prior to drawing such dividends exceeds NIS15.17, Kenon can draw an amount up to the dividend cap; and

•
in addition, on one occasion during the period from October 29, 2020 until then end of the term of the pledge agreement (and notwithstanding any prior exercise of this right) Kenon can draw from the pledged account its pro rata share of OPC dividends up to $25 million paid in respect of all of the pledged shares (by way of example if the company makes a distribution of $50 million following the original effective date of the pledge agreement, Kenon is entitled to draw from the pledged account $6.25 million).

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

All pledged shares and cash remaining in the pledged account will be released on December 31, 2021, provided that if there are unresolved claims by the buyer for indemnity under the Inkia share purchase agreement, the pledge will continue to apply for pledged assets sufficient (in the case of pledged shares, based on a the 30-trading day VWAP prior to December 31, 2021) to cover an amount determined by Kenon and the buyer, each acting in good faith (or a third-party evaluator or PricewaterhouseCoopers in case the parties cannot agree on such evaluator) equal to a reasonable estimate of the amount ultimately payable on an unresolved claim (including interest and penalties) to be paid under the Inkia share purchase agreement, plus a reasonable estimate of the amount of costs and expenses that are expected to be incurred to resolve the claim plus 10% of the foregoing (the total amount is referred to as the reserve amount). To the extent that such unresolved indemnity claims which results in an extension of the pledge results in a claim amount actually paid exceeding 110% of the reserve amount, Kenon must pay the buyer interest in cash at a rate of 4% per annum on the difference between the amount paid and 110% of the reserve amount from December 31, 2021 until such payment, and to the extent that such unresolved indemnity claims which in an extension of the pledge results in a claim amount actually paid less than 90% of the reserve amount, the buyer must pay Kenon interest in cash at a rate of 4% per annum on the difference between the amount paid and 90% of the reserve amount from December 31, 2021 until the remaining pledged assets are released from the pledge.

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

Side Letter Entered into in connection with the Repayment of the Deferred Payment Agreement

In October 2020, Kenon received the full amount of the deferred consideration amount (approximately $218 million (approximately $188 million net of taxes)) under the Deferred Payment Agreement prior to the due date for such payment (December 2021). In connection with the agreement with the buyer of the Inkia Business to repay the Deferred Payment Agreement prior to scheduled maturity, the parties agreed to increase the number of OPC shares pledged from 32,971,680 to 55,000,000 shares (representing approximately 29% of OPC’s shares as of March 31, 2021) and to extend the OPC Pledge and the corporate guarantee by one year until December 31, 2021. In addition, Kenon entered into a side letter pursuant to which Kenon has agreed that, until December 31, 2021, it shall maintain at least $50 million in cash and cash equivalents, and has agreed to restrictions on indebtedness at the Kenon level not to exceed $3 million, subject to certain exceptions. This restriction on indebtedness does not apply to Kenon's subsidiaries.

Kenon Guarantee

Pursuant to a guarantee agreement entered into in December 2017, Kenon has agreed to guarantee payment of Inkia’s and ICPDH’s payment obligations under the share purchase agreement relating to the sale of the Inkia Business, including all of their indemnification obligations, subject to certain conditions. The guarantee is only enforceable to the extent that there remain payment obligations under the share purchase agreement after the buyer has exhausted in full its rights under the OPC share pledge and the deferred payment agreement as described above. Following extension of the guarantee as part of the side letter in connection with the repayment of the Deferred Payment Agreement, the guarantee will expire in December 2021, provided that the term of the guarantee shall be extended to the extent that there remain indemnification obligations for which a claim has been made but not resolved at the scheduled expiration date.

Claims Relating to the Inkia Business

Set forth below is a description of the investment treaty claims that are being or may be pursued by Kenon or its subsidiaries and the other claims related to of the Inkia Business to which Kenon or its subsidiaries have rights.

The claims require funding for legal expenses and Kenon is considering its options with respect to meeting these funding needs, including potentially third-party funding for such claims in exchange for a portion of the awards or settlements (which it has done, as described below). Kenon may also sell its rights under or the rights to proceeds resulting from claims.

Bilateral Investment Treaty (“BIT”) Claims Relating to Peru

In June 2017 and November 2018, IC Power and Kenon respectively sent Notices of Dispute to the Republic of Peru under the Free Trade Agreement between Singapore and the Republic of Peru, or the FTA, relating to two disputes described below, based on events that occurred while Kenon, through IC Power, owned and operated their Peruvian subsidiaries Kallpa and Samay I, later sold as part of the Inkia sale. The disputes may be submitted to arbitration pursuant to the FTA subject to the fulfillment of certain procedural requirements, including the submission of a Notice of Intent one month prior to the institution of arbitral proceedings. In April 2019, IC Power and Kenon notified the Republic of Peru of their intent to submit the dispute to arbitration pursuant to the FTA. In June 2019, IC Power and Kenon submitted the dispute to arbitration before the International Centre for Settlement of Investment Disputes. In June 2020, IC Power and Kenon submitted a Memorial on the Merits, claiming compensation in excess of $200 million. In February 2021, Peru submitted a Counter-Memorial on the Merits and a Memorial on Jurisdiction. An oral hearing is scheduled to be held in December 2021 following which the arbitral tribunal will deliberate and issue an award. There is no fixed deadline for the issuance of the award. Set forth below is a summary of the claims.

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

In the event that Kenon or IC Power received proceeds from a successful award or settlement of their claims, the capital provider will be entitled to be repaid the amount committed by the capital provider and to receive a portion of the claim proceeds.

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

Bilateral Investment Treaty Claim relating to Guatemala

In February 2018, ICP commenced an investment treaty arbitration against the Republic of Guatemala pursuant to the Agreement between the Government of the State of Israel and the Government of the Republic of Guatemala for the Reciprocal Promotion and Protection of Investments, or the Treaty. ICP had sought damages on the basis that Guatemala breached its obligations under the Treaty including through the treatment of Distribuidora de Electricidad de Oriente, S.A. (a Guatemalan corporation, which was owned by Inkia prior to the sale of the Inkia Business in December 2017) and Distribuidora de Electricidad de Occidente, S.A. (a Guatemalan corporation, which was owned by Inkia prior to the sale of the Inkia Business in December 2017). On October 7, 2020, the arbitration tribunal rejected ICP's claims.

Entitlement to Payments in Respect of Certain Proceedings and Claims

As discussed below, certain of our subsidiaries are pursuing claims or are entitled to receive certain payments from the buyer of the Inkia Business in connection with certain claims held by companies within the Inkia Business or as a result of the resolution of, and/or a change in regulations or cash payments received relating to the transmission tolls claim or the SFR claim. These payments are subject to conditions and may be subject to deduction for taxes incurred as a result of the relevant payment.

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

The chart below represents a summary of our organizational structure, excluding intermediate holding companies, as of April 30, 2021. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

This section should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, for the years ended December 31, 2020, 2019 and 2018, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

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

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations primarily comprise the financial results of each of its businesses. The following table sets forth the method of accounting for our businesses for each of the two years ended December 31, 2020 and our ownership percentage as of December 31, 2020:

	Ownership Percentage	Method of Accounting	Treatment in Consolidated Financial Statements
OPC	62.1%[1]	Consolidated	Consolidated
ZIM	32%[2]	Equity	Share in losses of associated company, net of tax
Qoros	12%[3]	Fair value	Long-term investment
Other
Primus	100%[4]	Consolidated	Consolidated

(1)
In January 2021, OPC issued 10,300,000 ordinary shares in a private placement for a total (gross) consideration of NIS 350 million (approximately $107 million). As a result of this share issuance, Kenon’s interest in OPC decreased from 62.1% to 58.2%.

(2)	In February 2021, ZIM completed an initial public offering of its shares on the New York Stock Exchange and, as a result of the offering, our interest in ZIM has decreased from 32% to 27.8%.

(3)
In April 2020, Kenon sold half of its interest in Qoros (i.e. 12%) to the Majority Shareholder in Qoros. As a result, Kenon now has a 12% stake in Qoros and no longer accounts for Qoros under the equity method.

(4)	In August 2020, Primus sold substantially all of its assets for $1.6 million.

The results of Qoros (until the 2020 sale) and ZIM are included in Kenon’s statements of profit and loss as share in losses of associated company, net of tax, for the years set forth below, except as otherwise indicated.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2020
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	386	—	—	—	386
Depreciation and amortization	(34)	—	—	—	(34)
Financing income	—	—	—	14	14
Financing expenses	(50)	—	—	—	(51)
Net gains related to changes of interest in Qoros	—	310	—	(1)	310
—Share in (losses)/profit of associated companies	—	(6)	167	—	161
Write back of impairment of investment	—	—	44	—	44
(Loss) / Profit before taxes	(9)	304	211	(5)	501
Income taxes	(4)	—	—	(1)	(5)
(Loss) / Profit from continuing operations	(13)	304	211	(6)	496
Segment assets[3]	1,724	235	—	226 [4]	2,185
Investments in associated companies	—	—	297	—	297
Segment liabilities	1,200	—	—	6 [5]	1,206

1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

2)	Includes the results of Primus, as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

3)	Excludes investments in associates.

4)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

5)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

	Year Ended December 31, 2019
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	$373	$—	$—	$—	$373
Depreciation and amortization	(31)	—	—	—	(31)
Financing income	2	—	—	16	18
Financing expenses	(28)	—	—	(2)	(30)
Fair value loss on put option	—	(19)	—	—	(19)
Recovery of financial guarantee	—	11	—	—	11
Share in losses of associated companies	—	(37)	(4)	—	(41)
Profit / (Loss) before taxes	$48	$(45)	$(4)	$(4)	$(5)
Income taxes	(14)	—	—	(3)	(17)
Profit / (Loss) from continuing operations	$34	$(45)	$(4)	$(7)	$(22)
Segment assets[3]	$1,000	$72	$—	$246 [4]	$1,318
Investments in associated companies	—	106	84	—	190
Segment liabilities	762	—	—	34 [5]	796

1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

2)	Includes the results of Primus, as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

3)	Excludes investments in associates.

4)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

5)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

The following table sets forth summary information regarding ZIM, our equity-method accounting business for the periods presented.

	Year Ended December 31,
	2020	2019
	(in millions of USD)
Profit/(Loss) (100% of results)	518	(18)
Share of profit/(loss) from Associates (i.e. Kenon's share of ZIM's results)	167	(4)
Book Value	297	84

OPC

The following table sets forth summary financial information for OPC for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ millions)
Revenue	386	373	363
Cost of Sales (excluding depreciation and amortization)	(282)	(256)	(258)
Net (Loss) / Profit	(13)	34	26
EBITDA[1]	75	105	91
Total Debt[2]	921	622	587

1)	OPC defines “EBITDA” for each period as net (loss) / income for the period before depreciation and amortization, financing expenses, net and income tax expense.

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

The following table sets forth a reconciliation of OPC’s net income to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies:

	Year Ended December 31,
	2020	2019	2018
	(in millions of USD)
Net (loss) / profit for the period	(13)	34	26
Depreciation and amortization	34	31	30
Finance expenses, net	50	26	25
Income tax expense	4	14	10
EBITDA	75	105	91

2)	Includes short-term and long-term debt.

Set forth below is a summary of certain OPC key historical financial and other operational information, for the periods set forth below.

	Year Ended December 31,
	2020	2019	2018
	($ millions, except as otherwise indicated)
Revenue	386	373	363
Cost of Sales (excluding depreciation and amortization)	(282)	(256)	(258)
Gross profit	71	86	75
Gross profit margin	18%	23%	21%
Financing expenses, net	50	26	25
Net (loss) / profit for the period	(13)	34	26
Net Energy sales (kWh)	4,344	4,030	3,965

Qoros

Following the completion of the sale of half of our remaining interest (i.e. 12%) to the Majority Shareholder in Qoros in April 2020, we have a 12% equity interest in Qoros. Prior to the sale, we accounted for Qoros pursuant to the equity method of accounting and discussed Qoros’ results of operations in our discussion of our share in losses/(profit) of associated companies, net of tax. From the date of the sale, we ceased equity accounting and started to account for our interest in Qoros on a fair value basis through profit or loss.

ZIM

ZIM’s results of operations for the years ended December 31, 2020 and 2019 are reflected in Kenon’s share in losses/(profit) of associated companies, net of tax.

Material Factors Affecting Results of Operations

OPC

Set forth below is a discussion of the material factors affecting the results of operations of OPC for the periods under review. OPC acquired CPV in January 2021. The discussion below refers to OPC without giving effect to the CPV business except where expressly indicated.

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

In January 2019, the generation component tariff was increased by approximately 3.3%, from NIS 282 per MWh to NIS 290.9 per MWh. In December 2019, the EA published the electricity tariffs for 2020, which included a decrease of the EA generation component tariff by approximately 8% from NIS 290.9 per MWh to NIS 267.8 per MWh. In January 2021, the generation component tariff was decreased for 2021 by approximately 5.7%, from NIS 267.8 per MWh to NIS 252.6 per MWh. This decrease in the EA generation component is expected to have a negative impact on OPC's profits in 2021 compared with 2020.

Commencement of Operations of OPC-Hadera

On July 1, 2020, the OPC-Hadera plant reached COD, and commenced operations. This impacted revenue and cost of sales in 2020.

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

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem and OPC-Hadera paid the minimum price during 2020 (excluding two months for OPC-Rotem and one month for OPC-Hadera). In January 2021, the EA published the electricity tariffs for 2021, which included a decrease of the EA’s generation component tariff by approximately 5.7%. OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price in January and February 2021 and for OPC-Rotem may be (and for OPC-Hadera will be) at the minimum price for the remainder of 2021. Therefore, reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem and/or OPC-Hadera, but rather to a reduction in profit margins. For OPC-Hadera, the effect on profit margins depends on the US$/NIS exchange rate fluctuations. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC—Changes in the EA’s electricity rates may reduce OPC’s profitability.”

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

In April 2020, OPC-Rotem shut down the power plant for a number of days in order to perform internally‑initiated technical tests and treatments. Due to postponement of the date of the maintenance work in March 2020, OPC-Rotem slowed the reduction (amortization) of the maintenance component in the OPC-Rotem plant. The shutdown for several days and delay in the timing of the planned maintenance work did not have a significant impact on the generation activities of the OPC-Rotem power plant and its results. The impact of the slowing of the reduction (amortization) on the results of the activities during the period under review amounted to approximately NIS 4 million (approximately $1 million). In October 2020, Mitsubishi carried out maintenance work, as planned, which required thirteen days during which the activities of the Rotem Power Plant were halted. The next regular maintenance work is expected to take place in October 2021, which the plant’s operations are expected to be discontinued for 18 days.

Income Taxes

OPC is subject to income tax in Israel. The corporate tax rate applicable in Israel as of December 31, 2020 and 2019 was 23%.

Changes in Exchange Rates

Fluctuations in the exchange rates between currencies in which certain of OPC’s agreements are denominated (such as the U.S. Dollar and Euro) and the NIS, which is OPC’s functional and reporting currency, will generate either gains or losses on monetary assets and liabilities denominated in such currencies and can therefore affect OPC’s profitability. Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate (i) due to the acquisition of CPV which operates in the US and (ii) as the IEC electricity tariff is partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars.

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

In 2020, the U.S. Dollar was weaker versus the NIS as compared to 2019.

Acquisition of CPV

In October 2020, OPC announced an agreement by CPV Group LP, an entity in which OPC indirectly holds a 70% stake, for the acquisition of CPV from Global Infrastructure Management, LLC. CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States. The acquisition was completed in January 2021. The consideration for the acquisition was $648 million (payable in cash), subject to post-closing adjustments based on closing date cash, working capital and debt. Additional consideration of $95 million was paid in the form of a vendor loan in respect of CPV’s 17.5% equity in the Three Rivers project, which is currently being developed. CPV subsequently reduced its interest in the Three River’s project to 10% and the consideration for the transaction and the amount of the seller’s loan was reduced accordingly. The final consideration is subject to final closing adjustments to be completed within 120 days of closing of the acquisition.

OPC financed the acquisition through (i) available cash in the amount of approximately NIS 280 million (approximately $87 million); (ii) issuance of Series B bonds for proceeds of approximately NIS 250 million (approximately $78 million); (iii) a public offering of 23,022,100 new ordinary shares for a total (gross) proceeds of NIS 737 million (approximately $217 million) (an offering in which Kenon participated) and, (iv) a private placement of OPC’s shares to institutional investors, for (gross) proceeds of approximately NIS 350 million (approximately $107 million).

ZIM

Kenon had a 32% equity interest in ZIM as of December 31, 2020 (currently approximately 28% following completion of ZIM’s IPO). ZIM’s results of operations for the years ended December 31, 2020 and 2019 are reflected in Kenon’s share in losses/(profit) of associated companies, net of tax, pursuant to the equity method of accounting.

Market Volatility. The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, including significant uncertainties in the global trade, mainly due to U.S. related trade restrictions, particularly with China. Current market conditions impact positively with increased freight rates and recovery in volumes of trades. However, an adverse trend in such industry indicators (including any further potential implications of the COVID-19 pandemic) could negatively affect the entire industry. For more information on ZIM’s risks related to the COVID-19 pandemic, see “Risk factors–Risks related to our interest in ZIM––The global COVID-19 pandemic has created significant business disruptions and adversely affected ZIM’s business and is likely to continue to create significant business disruptions and adversely affect its business in the future.”

Volume of cargo carried. The volume of cargo that ZIM carries affects its income and profitability from voyages and related services and varies significantly between voyages that depart from, or return to, a port of origin. The vast majority of the containers ZIM carries are either 20- or 40-foot containers. ZIM measures its performance in terms of the volume of cargo it carries in a certain period in 20-foot equivalent units carried, or TEUs carried. ZIM’s management uses TEUs carried as one of the key parameters to evaluate ZIM’s performance, used in real-time and take actions, to the extent possible, to improve performance.

Additionally, ZIM’s management monitors TEUs carried from a longer-term perspective, to deploy the right capacity to meet expected market demand. Although the volume of cargo that ZIM carries is principally a function of demand for container shipping services in each of its trade routes, it is also affected by factors such as ZIM’s:

•	local shipping agencies’ effectiveness in capturing such demand;

•	level of customer service, which affects its ability to retain and attract customers;

•	ability to effectively deploy capacity to meet such demand;

•	operating efficiency; and

•	ability to establish and operate existing and new services in markets where there is growing demand.

The volume of cargo that ZIM carries is also impacted by its participation in strategic alliances and other cooperation agreements. In periods of increased demand and increased volume of cargo, ZIM adjusts capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase ZIM’s costs. ZIM may deploy its capacity through additional vessels and containers in existing services, through new services that ZIM operates independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, ZIM may adjust capacity to demand by electing to reduce its fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). ZIM may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of its fleet is chartered-in, primarily for short-term periods of one year and less, ZIM retains a relatively high level of flexibility.

Freight rates. Freight rates are largely established by the freight market and ZIM has a limited influence over these rates. ZIM uses average freight rate per TEU as one of the key parameters of its performance. Average freight rate per TEU is calculated as revenues from containerized cargo during a certain period, divided by total TEUs carried during that period. Container shipping companies have generally experienced volatility in freight rates. Freight rates vary widely as a result of, among other factors:

•	cyclical demand for container shipping services relative to the supply of vessel and container capacity;

•	competition in specific trades;

•	bunker prices;

•	costs of operation;

•	the particular dominant leg on which the cargo is transported;

•	average vessel size in specific trades;

•	the origin and destination points selected by the shipper; and

•	the type of cargo and container type.

As a result of cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, although freight rates have recovered during the 4th quarter of 2019, mainly driven by a recovery of the higher bunker cost associated with the implementation of IMO 2020 Regulations, the comprehensive Shanghai (Export) Containerized Freight Index which increased from 716 points at October 17, 2019 to 1,023 points at January 3, 2020, thereafter decreased to 818 points at April 23, 2020 and increased again to 2,311 points at December 11, 2020. Similar to other container shipping companies, the persistence of such difficult fluctuating conditions in the shipping industry and the increase in competition have impacted, and may continue to impact, ZIM’s results of operations and profitability. Global container ship capacity has increased over the years and continues to exceed demand. According to Alphaliner, global container ship capacity is projected to increase by 3.7% in 2021, while demand for shipping services is projected to increase by 3.5%, therefore the increase in ship capacity is expected to be more aligned with the increase in demand for container shipping. Excess capacity can lead to lower utilization of our vessels and depress freight rates, which may adversely impact ZIM’s revenues, profitability or asset values. Until such capacity is fully absorbed by the container shipping market, the industry may continue to experience downward pressure on freight rates.

There are cargo segments which require more expertise; for example, ZIM charges a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. ZIM believes that its commercial excellence and customer centric approach across its network of shipping agencies enable it to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. ZIM intends to focus on growing the specialized cargo transportation portion of its business: specialized cargo represented approximately 11% of its total cargo transported during the 2018 to 2020 period as measured by TEUs. ZIM also charges a premium over the base freight rate for global land transportation services it provides. Further, from time to time ZIM imposes surcharges over the base freight rate, in part to minimize its exposure to certain market-related risks, such as fuel price adjustments, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of ZIM’s costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

Cargo handling expenses. Cargo handling expenses represent the most significant portion of ZIM’s operating expenses. Cargo handling expenses primarily include variable expenses relating to a single container, such as stevedoring and other terminal expenses, feeder services, storage costs, balancing expenses arising from repositioning containers with unutilized capacity on the non-dominant leg, and expenses arising from inland transport of cargo. ZIM manages the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If ZIM is unable to successfully match requirements for container capacity with available capacity in nearby locations, it may incur balancing costs to reposition its containers in other areas where there is demand for capacity. Cargo handling accounted for 51%, 51% and 46%, of ZIM’s operating expenses and cost of services for the years ended December 31, 2020, 2019 and 2018.

Bunker expenses. Fuel expenses, in particular bunker fuel expenses, represent a significant portion of ZIM’s operating expenses. As a result, changes in the price of bunker or in ZIM’s bunker consumption patterns can have a significant effect on its results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond ZIM’s control. Although bunker prices have been relatively low during fiscal year 2020, the global recovery from the COVID-19 pandemic is anticipated to lead to an increase in bunker prices, which would negatively impact ZIM’s results of operations. ZIM’s bunker fuel consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. ZIM’s fuel expenses, which consist primarily of bunker expenses, accounted for approximately 13%, 14% and 18%, of its operating expenses and cost of services for the years ended December 31, 2020, 2019 and 2018, respectively.

Vessel charter portfolio. Substantially all of ZIM’s capacity is chartered-in. As of December 31, 2020, ZIM chartered-in 86 vessels (including 57 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which accounted for 99% of our TEU capacity and 99% of the vessels in ZIM’s fleet. Of such vessels, 84 are under a “time charter”, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with the owner handling the crewing and technical operation of the vessel, including 7 vessels chartered-in from a related party. Five of ZIM’s vessels are chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with ZIM handling the operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). In February 2021, ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel container) vessels, to serve ZIM’s Asia-US East Coast Trade.

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

•	long-term investment.

For further information on the estimates, assumptions and judgments involved in our accounting policies and significant estimates, see Note 2 to Kenon’s financial statements included in this annual report.

Adoption of New Accounting Standards in 2021

For more information on the impact of the adoption of these standards, see Note 3 to our financial statements included in this annual report.

Impairment Tests of ZIM

As a result of improved conditions in the container shipping market and operating conditions at ZIM throughout 2020, Kenon conducted an impairment analysis in relation to its 32% equity investment in ZIM as of December 31, 2020 in accordance with IAS 28 and IAS 36. The analysis concluded that the carrying amount of its investment in ZIM was lower than the recoverable amount, and therefore, Kenon wrote back $44 million of the impairment previously recognized in 2016. For further information on the write back of impairment, see Note 9 to our financial statements included in this annual report.

Recent Developments

Kenon

Dividend

In April 2021, Kenon’s board of directors approved an interim dividend for the year ending December 31, 2021 of $1.86 per share (approximately $100 million) to Kenon’s shareholders of record as of the close of trading on April 29, 2021, for payment on or about May 6, 2021.

OPC

Acquisition of CPV

In October 2020, OPC announced an agreement by CPV Group LP, an entity in which OPC indirectly holds a 70% stake, for the acquisition of CPV from Global Infrastructure Management, LLC. CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States. The acquisition was completed in January 2021. The consideration for the acquisition is $648 million (payable in cash), subject to post-closing adjustments based on closing date cash, working capital and debt. Additional consideration of $95 million was paid in the form of a vendor loan in respect of CPV’s 17.5% equity in the Three Rivers project, which is currently being developed. CPV subsequently reduced its interest in the Three River’s project to 10% and the consideration for the transaction and the amount of the seller’s loan was reduced accordingly. The final consideration is subject to final closing adjustments to be completed within 120 days of closing of the acquisition.

OPC Private Placement

In January 2021, OPC issued 10,300,000 ordinary shares (representing approximately 7.5% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) to Altshuler Shaham and entities managed by Alsthuler Shaham in a private placement for a total (gross) consideration of NIS 350 million (approximately $107 million). As a result of this share issuance, Kenon’s interest in OPC decreased to 58.2%.

Agreement to Acquire Shares in Gnrgy Ltd.

In April 2021, OPC announced it had signed an agreement to purchase an interest in Gnrgy Ltd., or Gnrgy. Gnrgy was established in Israel in 2008 and operates in the field of charging electric vehicles (e-mobility) and the installation of charging stations for electric vehicles. The acquisition is part of OPC’s strategy to expand into new areas of energy production and the provision of advanced energy solutions to its customers including energy supply and the management of energy for electric vehicles.

Pursuant to the purchase agreement, OPC has agreed to acquire a 51% interest in Gnrgy for NIS 67 million (approximately $20 million). The transaction is expected to be completed in 2 stages over 11 months with the majority of the purchase price earmarked for funding of Gnrgy’s business plan including repayment of existing related party debts.  Gnrgy's founder will retain the remaining interests in Gnrgy and enter into a shareholders’ agreement with OPC, which will among other things give OPC an option to acquire a 100% interest in Gnrgy. Completion of the transaction is subject to certain conditions, including approval (or an exemption) from the Israel Competition Authority. OPC has indicated that it intends to finance the transaction from its own sources.

ZIM

In February 2021, ZIM completed an initial public offering of 15 million new ordinary shares (including shares issued pursuant to the exercise of the underwriters’ overallotment option, representing approximately 13% of total issued shares) in the offering at a price of $15.00 per share on the New York Stock Exchange.

Qoros

In April 2021, Kenon entered into an agreement to sell its remaining 12% interest in Qoros to the Majority Shareholder in Qoros for a purchase price of RMB1,560 million (approximately $238 million). The sale is subject to certain conditions, including approvals by relevant government authorities and a release of the pledge over Kenon's shares in Qoros, which are currently pledged to secure debt of Qoros under its RMB1.2 billion loan facility. The purchase price is payable in installments due between July 31, 2021 and March 31, 2023.

A.	Operating Results

Our consolidated financial statements for the years ended December 31, 2020 and 2019 are comprised of OPC, Primus (which sold substantially all of its assets in August 2020), and the results of the associated companies (Qoros, until the 2020 sale of half (12%) of Kenon's remaining interest in Qoros, and ZIM).

Our consolidated results of operations for each of the periods primarily comprise the results of OPC.

Year Ended December 31, 2020 Compared to Year Ended December 31, 20191

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2020 and 2019.

	Year Ended December 31, 2020
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	386	—	—	—	386
Depreciation and amortization	(34)	—	—	—	(34)
Financing income	—	—	—	14	14
Financing expenses	(50)	—	—	(1)	(51)
Net gains related to changes of interest in Qoros	—	310	—	—	310
Share in (losses)/profit of associated companies	—	(6)	167	—	161
Write back of impairment of investment	—	—	44	—	44
(Loss) / Profit before taxes	(9)	304	211	(5)	501
Income taxes	(4)	—	—	(1)	(5)
(Loss) / Profit from continuing operations	(13)	304	211	(6)	496
Segment assets[3]	1,724	235	—	216 [4]	2,185
Investments in associated companies	—	—	297	—	297
Segment liabilities	1,200	—	—	6 [5]	1,206

1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

2)	Includes the results of Primus, as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

[1]
For a comparison of Kenon’s operating results for the fiscal year ended December 31, 2019 with the fiscal year ended December 31, 2018, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

3)	Excludes investments in associates.

4)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

5)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

	Year Ended December 31, 2019
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	$373	$—	$—	$—	$373
Depreciation and amortization	(31)	—	—	—	(31)
Financing income	2	—	—	16	18
Financing expenses	(28)	—	—	(2)	(30)
Fair value loss on put option	—	(19)	—	—	(19)
Recovery of financial guarantee	—	11	—	—	11
Share in losses of associated companies	—	(37)	(4)	—	(41)
Profit / (Loss) before taxes	$48	$(45)	$(4)	$(4)	$(5)
Income taxes	(14)	—	—	(3)	(17)
Profit / (Loss) from continuing operations	$34	$(45)	$(4)	$(7)	$(22)
Segment assets[3]	$1,000	$72	$—	$246 [4]	$1,318
Investments in associated companies	—	106	84	—	190
Segment liabilities	762	—	—	34 [5]	796

1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

2)	Includes the results of Primus, as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

3)	Excludes investments in associates.

4)	Includes Kenon’s, IC Green’s and IC Power holding company assets.

5)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.

Currency fluctuations in the U.S. Dollar to NIS exchange rate on the translation of OPC’s results from NIS into U.S. Dollars did not have a significant impact on the results of 2020 versus 2019 discussed below.

The following table sets forth summary information regarding the results of operations of ZIM, our equity-method business for the periods presented:

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in millions of USD)
Revenue	3,992	3,300
Profit/(Loss)	518	(18)
Other comprehensive income	6	(10)
Total comprehensive income	524	(28)

Adjusted EBITDA[1]	1,036	386

Share of Kenon in total comprehensive income/(loss)	167	(9)
Adjustments	-	1
Share of Kenon in total comprehensive income/(loss) presented in the books	167	(8)
Total assets	2,824	1,926
Total liabilities	2,550	2,178
Book value of investment	297	84

______________

1.
Adjusted EBITDA is a non-IFRS financial measure that ZIM defines as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to contingencies. Adjusted EBITDA is a key measure used by ZIM’s management and board of directors to evaluate ZIM’s operating performance. Accordingly, ZIM believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating ZIM’s operating results and comparing its operating results between periods on a consistent basis, in the same manner as ZIM’s management and board of directors. The table below sets forth a reconciliation of ZIM’s net income (loss), to Adjusted EBITDA for each of the periods indicated.

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in millions of USD)
Net income (loss)	524	(13)
Financial expenses, net	181	154
Income taxes	17	12
Depreciation and amortization	314	246
EBITDA	1,036	399
Non-cash charter hire expenses[1]	1	2
Capital loss (gain), beyond the ordinary course of business[2]	-	(14)
Assets Impairment loss (recovery)	(4)	1
Expenses related to contingencies	3	(2)
Adjusted EBITDA	1,036	386

__________________

1.
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

2.	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

Revenues

Our revenues (primarily representing OPC’s revenues) increased by $13 million to $386 million for the year ended December 31, 2020 from $373 million for the year ended December 31, 2019.

The table below sets forth OPC’s revenue for 2020 and 2019, broken down by category.

	For the year ended December 31,
	2020	2019
	$ millions
Revenue from energy generated by OPC (and/or purchased from other generators) and sold to private customers	246	261
Revenue from energy purchased by OPC at the TAOZ rate and sold to private customers	29	16
Revenue from private customers in respect of infrastructures services	80	76
Revenue from energy sold to the System Administrator	15	3
Revenue from sale of steam	16	17
Total	386	373

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component generally affects the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2020, as published by the EA, was NIS 0.2678 per kW hour, as compared to NIS 0.2909 per kW hour in 2019. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli CPI.

Set forth below is a discussion of the changes in revenues by category between 2020 and 2019.

•
Revenue from energy generated by OPC (and/or purchased from other generators) and sold to private customers — decreased by $15 million in 2020, as compared to 2019. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $10 million. Excluding the impact of exchange rate fluctuations, OPC’s revenues decreased by $25 million primarily as a result of (i) a $21 million decrease in revenues due to a decrease in the generation component tariff, (ii) a $14 million decrease due to examinations and maintenance of the OPC-Rotem power plant and (iii) a $4 million decrease due to lower consumption of OPC’s customers, partially offset by an $14 million increase in revenues due to the commercial operation of the OPC-Hadera power plant.

•
Revenue from energy purchased by OPC at the TAOZ rate (time of use tariff) and sold to private customers — increased by $13 million in 2020, as compared to 2019, primarily as a result of an increase in acquisition of energy for customers of the OPC-Hadera power plant reflecting the commercial operation of the OPC-Hadera plant and acquisition of energy by the OPC-Rotem power plant when it was undergoing maintenance.

•
Revenue from private customers in respect of infrastructure services — increased by $4 million in 2020, as compared to 2019. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $3 million. Excluding the impact of exchange rate fluctuations, OPC’s revenues increased by $1 million primarily as a result of an $7 million increase due to the commercial operation of the OPC-Hadera power plant, partially offset by (i) a $3 million decrease due to lower consumption of OPC’s customers and (ii) a $3 million decrease in infrastructure tariffs.

•
Revenue from energy sold to the System Administrator — increased by $12 million in 2020, as compared to 2019, primarily as a result of increases in sale of energy by OPC-Rotem power plant and OPC-Hadera power plant to the System Administrator.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (representing OPC’s cost of sales) increased by $26 million to $282 million for the year ended December 31, 2020, as compared to $256 million for the year ended December 31, 2019.

The following table sets forth OPC’s cost of sales for 2020 and 2019.

	For the year ended December 31,
	2020	2019
	$ millions
Natural gas and diesel oil	135	138
Payment to IEC for infrastructure services and purchase of electricity	116	92
Gas transmission costs	10	9
Operating expenses	21	17
Total	282	256

•
Natural gas and diesel oil — decreased by $3 million in 2020, as compared to 2019. As such costs are denominated in NIS, translation of such costs into US Dollars had a negative impact of $5 million. Excluding the impact of exchange rate fluctuations, OPC’s natural gas and diesel oil costs decreased by $8 million primarily as a result of (i) a $12 million decrease in electricity generation due to maintenance and load reduction at the OPC-Rotem power plant and (ii) a $7 million decrease due to a decrease in the gas price as a result of the decline in generation component and US Dollar-Israeli Shekel exchange rate fluctuations, partially offset by an $11 million increase in gas expenses due to the commercial operation of the OPC-Hadera power plant.

•
Payment to IEC for infrastructures services and purchase of electricity — increased by $24 million in 2020, as compared to 2019. As such costs are denominated in NIS, translation of such costs into US Dollars had a negative impact of $4 million. Excluding the impact of exchange rate fluctuations, OPC’s costs for payment to IEC for infrastructures services and purchase of electricity increased by $20 million primarily as a result of (i) a $13 million increase due to the commercial operation of the OPC-Hadera power plant and start of sales to customers and (ii) a $10 million increase due to maintenance and corresponding load reductions on the OPC-Rotem power plant, partially offset by a $3 million decrease due to a decline in infrastructure tariffs.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) remained largely constant at $33 million for the year ended December 31, 2020, as compared to $31 million for the year ended December 31, 2019.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) increased to $50 million for the year ended December 31, 2020, as compared to $36 million for the year ended December 31, 2019. This increase was primarily driven by an increase in OPC’s selling, general and administrative expenses.

OPC’s selling, general and administrative expenses increased by $11 million, or 61%, to $29 million for the year ended December 31, 2020 from $18 million for the year ended December 31, 2019 primarily as a result of a $12 million increase in business development expenses in connection with the acquisition of CPV.

Financing Expenses, Net

Our financing expenses, net, increased by $25 million to $37 million for the year ended December 31, 2020, as compared to $12 million for the year ended December 31, 2019. This increase was primarily driven by an increase in OPC’s financing expenses, net by the same amount.

OPC’s financing expenses, net increased by approximately $24 million to $50 million in 2020 from $26 million in 2019, primarily as a result of (i) a $12 million one-off expense due to early termination of Series A debentures, (ii) a $6 million increase as a result of interest expenses related to the OPC-Hadera power plant (that were capitalized until the plant’s COD and recognized after COD), and (iii) a $5 million increase as a result of US Dollar – Israeli Shekel exchange rate fluctuations.

Write back of impairment of investment

In 2020, in relation to its equity investment in ZIM, Kenon recognized a $44 million write back of impairment of investment previously recognized in 2016. For further information, see “—Impairment Tests for ZIM”.

Share in Losses/(Profit) of Associated Companies, Net of Tax

Our share in profit of associated companies, net of tax increased to approximately $161 million for the year ended December 31, 2020, compared to share of losses of associated companies, net of tax of approximately $41 million for the year ended December 31, 2019. Set forth below is a discussion of losses/(profit) for our associated companies and the share in losses/(profit) of associated companies, net of tax.

Qoros

Qoros’ comprehensive loss decreased to RMB1.3 billion (approximately $192 million) for the year ended December 31, 2020, compared to losses of RMB2.2 billion (approximately $312 million) for the year ended December 31, 2019. For the period from January 2019 until April 2020, Kenon accounted for Qoros as an associated company and included 12% of Qoros’ losses in Kenon’s results. As a result of the sale of Qoros shares to the Majority Shareholder in Qoros completed in April 2020, Qoros is no longer accounted for as an associated company. Our share in Qoros’ comprehensive loss for the year ended December 31, 2019 was approximately $37 million. Our share in Qoros’ comprehensive loss for the period from January to April 2020 was approximately $6 million.

ZIM

Pursuant to the equity method of accounting, our share in ZIM’s results of operations was a profit of approximately $524 million for the year ended December 31, 2020 and a loss of approximately $13 million for the year ended December 31, 2019. Set forth below is a summary of ZIM’s consolidated results for the year ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in millions of USD)
Revenue	3,992	3,300
Cost of services	3,127	3,037
Gross profit	865	263
Operating profit	772	153
Profit (loss) before taxes on income	541	(1)
Taxes on income	(17)	(12)

Profit/(loss) for the period	524	(13)

The number of TEUs carried for the year ended December 31, 2020 increased by 20 thousand TEUs, or 1%, from 2,821 thousand TEUs for the year ended December 31, 2019 to 2,841 thousand TEUs for the year ended December 31, 2020, primarily impacted by changes in the operated lines’ structure and capacity in the Pacific trade, which were partially offset by the effect of changes in the operated lines’ structure and capacity in the Cross Suez trade, along with blank voyages in 2020 related to the COVID-19 pandemic impact across all trades. The average freight rate per TEU carried for the year ended December 31, 2020 increased by $220, or 22%, from $1,009 for the year ended December 31, 2019 to $1,229 for the year ended December 31, 2020.

ZIM’s revenues increased by $692 million, or 21%, from $3,300 million for the year ended December 31, 2019 to $3,992 million for the year ended December 31, 2020, primarily due to (i) an increase of $645 million in revenues from containerized cargo with respect to carried volume and average freight rates, (ii) an increase of $33 million in income from related services and (iii) an increase of $22 million in income from slots and chartered vessels. ZIM’s operating expenses and cost of services for the year ended December 31, 2020 increased by $24 million, or 1%, from $2,811 million for the year ended December 31, 2019 to $2,835 million for the year ended December 31, 2020, primarily due to (i) an increase in expenses of related service and sundry of $39 million (64%) and (ii) an increase in cargo handling expenses of $12 million (1%), offset by (iii) a decrease in bunker expenses of $25 million (7%).

ZIM publishes its results on the SEC’s website at http://www.sec.gov. This website, and any information referenced therein, is not incorporated by reference herein.

Tax Expenses

Our taxes on income decreased by $12 million to $5 million for the year ended December 31, 2020 from $17 million for the year ended December 31, 2019. This decrease was primarily driven approximately by a $10 million decrease in OPC’s tax expenses.

Profit (Loss) For the Year

As a result of the above, our profit for the year from continuing operations amounted to $496 million for the year ended December 31, 2020, compared to a loss from continuing operations of $22 million for the year ended December 31, 2019.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

As of December 31, 2020, Kenon had approximately $222 million in cash on an unconsolidated basis and no material gross debt. Following the distribution of a dividend in April 2021, Kenon’s unconsolidated cash balance will be approximately $122 million.

Under its dividend policy, OPC has stated that it intends to issue a dividend of 50% net income. The issuance of dividends is subject to the board of directors’ discretion. In 2020, OPC did not distribute dividends to its shareholders.

ZIM’s board of directors has adopted a dividend policy, to distribute each year up to 50% of ZIM’s annual net income as determined under IFRS, subject to applicable law, and provided that such distribution would not be detrimental to ZIM’s cash needs or to any plans approved by its board of directors. ZIM has indicated that the actual payout ratio could be anywhere from 0% to 50% of its net income, and may fluctuate depending on its cash flow needs and such other factors.

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

Kenon has outstanding guarantee obligations to Chery of approximately $17 million.

In connection with Kenon’s sale of its Inkia Business, Kenon has given a guarantee of Inkia’s indemnification obligations to the buyer of the Inkia Business. For further information, see “Item 4.B Business Overview—Discontinued Operations—Inkia Business—Kenon Guarantee.”

The cash resources on Kenon’s balance sheet may not be sufficient to meet any payment obligations or to fund additional investments that we deem appropriate in our businesses or meet our guarantee obligations. As a result, Kenon may seek additional liquidity from its businesses (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing). For a description of our capital allocation principles, see “Item 4.B Business Overview.” For further information on the risks related to the significant capital requirements of our businesses, see “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—Some of our businesses have significant capital requirements.”

Consolidated Cash Flow Statement

Set forth below is a discussion of our cash and cash equivalents and our cash flows as of and for the years ended December 31, 2020 and 2019. 2

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Cash and cash equivalents increased to approximately $286 million for the year ended December 31, 2020, as compared to approximately $147 million for the year ended December 31, 2019, primarily as a result of an increase in Kenon’s balance of $189 million offset by a decrease in OPC’s balance of $50 million. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in millions of USD)
Continuing operations
Net cash flows provided by operating activities
OPC	105	109
Adjustments and Other	(13)	(23)
Total	92	86
Net cash flows used in investing activities	(230)	(30)
Net cash flows provided by / (used in) financing activities	256	(74)
Net change in cash from continuing operations	118	(18)
Net change in cash from discontinued operations	8	25
Cash—opening balance	147	131
Effect of exchange rate fluctuations on balances of cash and cash equivalents	13	9
Cash—closing balance	286	147

Cash Flows Provided by Operating Activities

Net cash flows from operating activities increased to $92 million for the year ended December 31, 2020 compared to $86 million for the year ended December 31, 2019. The increase is primarily driven by changes in working capital, partially offset by a decrease in OPC’s cash provided by operating activities as discussed below.

Cash flows provided by OPC’s operating activities decreased to $105 million for the year ended December 31, 2020 from $109 million for the year ended December 31, 2019, primarily as a result of a decrease in gross profit, partially offset by an increase in working capital mainly as a result of higher collections.

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities increased to approximately $230 million for the year ended December 31, 2020, compared to cash flows used in investing activities of approximately $30 million for the year ended December 31, 2019. This increase in cash flow used was primarily driven by the increased outflows from OPC’s investing activities as described below, partially offset by one-off proceeds from the sale of our 12% interest in Qoros and the early receipt of the deferred payment as described under “Business—Discontinued Operations — Inkia Business —Side letter Entered into in connection with the Repayment of the Deferred Payment Agreement” in 2020.

[2]
For a comparison of Kenon’s cash flows for the fiscal year ended December 31, 2019 with the fiscal year ended December 31, 2018, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Cash flows used in OPC’s investing activities increased to $644 million for the year ended December 31, 2020 from $41 million for the year ended December 31, 2019, primarily as a result of a $500 million increase in short-term deposits, a $119 million increase in investment in OPC-Tzomet, and a $13 million increase in restricted cash, net.

Cash Flows Provided by / (Used in) Financing Activities

Net cash flows provided by financing activities of our consolidated businesses was approximately $256 million for the year ended December 31, 2020, compared to cash flows used in financing activities of approximately $74 million for the year ended December 31, 2019. The net inflow in 2020 was primarily driven by OPC’s net inflow as described below.

Cash flows provided by OPC’s financing activities increased to $478 million for the year ended December 31, 2020, as compared to $54 million used for the year ended December 31, 2019, primarily as a result of the proceeds of a $282 million issuance of Series B bonds, a $314 million d issuance of shares, and $78 million in drawdowns from financing agreements. These were partially offset by the repayment of Series A bonds of $92 million in 2020, and a $71 million dividend in 2019.

Kenon’s Commitments and Obligations

As of December 31, 2020, Kenon had consolidated liabilities of $1.2 billion, primarily consisting of OPC liabilities.

In addition, Kenon had obligations under its back-to-back guarantees provided by it to Chery, which amounted to RMB109 million (approximately $17 million), plus interest and certain fees, as of December 31, 2020. Under the investment agreement pursuant to which the Majority Shareholder in Qoros acquired a 51% stake in Qoros, the majority shareholder assumed its pro rata share of Qoros' shareholders' guarantees obligations.

Other than the back-to-back guarantees we have provided to Chery in respect of certain of Qoros’ indebtedness, and loans from subsidiaries, at the Kenon level, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing. Kenon has given a guarantee of Inkia’s indemnity obligations under the share purchase agreement for the sale of the Inkia Business.

Set forth below is a summary of these obligations.

Back-to-Back Guarantees Provided to Chery

Kenon provided back-to-back guarantees to Chery in respect of certain of Qoros’ RMB3 billion EXIM bank credit facility and its RMB700 million EXIM bank loan facilities.

In 2016 and 2017, Kenon entered into agreements with Chery to provide financing to Qoros in connection with a release of Kenon’s back-to-back guarantee obligations to Chery (which were RMB850 million as of December 31, 2016). Pursuant to these agreements, during 2017, Kenon funded shareholder loans of RMB488 million (of which RMB244 million was advanced on behalf of Chery) to Qoros, reducing Kenon’s back-to-back guarantee obligations to Chery from RMB850 million to RMB288 million (approximately $41 million). In addition, as a result of the completion of the sale to the Majority Shareholder in Qoros in April 2020, in May 2020, Kenon received the remaining RMB5 million (approximately $1 million) previously provided to Chery resulting in full reimbursement of the RMB244 million (approximately $36 million) cash collateral.

As a result of the Majority Shareholder in Qoros’ acquisition of interests in Qoros in 2018 and 2020, the Majority Shareholder in Qoros assumed its share of Qoros bank guarantee obligations, which reduced Kenon’s back-to-back guarantee obligations to RMB109 million (approximately $17 million).

The following discussion sets forth the liquidity and capital resources of each of our businesses.

OPC’s Liquidity and Capital Resources

As of December 31, 2020, OPC had cash and cash equivalents and short-term deposits of $562 million. OPC’s total outstanding consolidated indebtedness was $921 million as of December 31, 2020.

OPC’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, short- and long-term borrowings under loan facilities, bond issuances and public and private equity offerings.

In addition, OPC is limited in usage of certain deposits and cash, with such restricted deposits and cash constituting an aggregate amount of $64 million and $34 million as of December 31, 2020 and 2019, respectively.

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

OPC’s Material Indebtedness

As of December 31, 2020, OPC had cash and cash equivalents and short-term deposits of $562 million, debt service reserves (classified as restricted cash) of $46 million, and total outstanding consolidated indebtedness of $921 million, consisting of $49 million of short-term indebtedness, including the current portion of long-term indebtedness, and $872 million of long-term indebtedness.

Israel

The following table sets forth selected information regarding OPC’s principal outstanding short-term and long-term debt, as of December 31, 2020 (excluding CPV):

	Outstanding Principal Amount as of December 31, 2020*	Interest Rate	Final Maturity	Amortization Schedule
	($ millions)
OPC-Rotem:
Financing agreement[1]	341	4.9%-5.4,% CPI linked	June 2031	Quarterly principal payments to maturity

OPC-Hadera:
Financing agreement[2]	217	2.4%-3.9%, CPI linked (2/3 of the loan) 3.6%-5.4% (1/3 of the loan)	September 2037	Quarterly principal payments to maturity, commencing 6 months following commercial operations of OPC-Hadera power plant

Tzomet:
Financing agreement[3]	57	CPI or US$-linked with interest equal to prime plus margin of 0.5-1.5% - agreement includes provisions for conversion of interest from variable to CPI-linked debenture interest plus margin of 2-3%	Earliest of 19 years from commercial operations date of Tzomet power plant and 23 years from the signing date, but no later than December 31, 2042	Quarterly principal payments to maturity, commencing close to the end of the first or second quarter following commercial operations of the Tzomet power plant

OPC[4]:
Bonds (Series B) [4]	305	2.75% (CPI-Linked)	September 2028	Semi-annual principal payments commencing on September 30, 2020

Harel Loan Facility Agreement[5]	Undrawn	Annual rate equal to the Bank of Israel interest rate plus a margin ranging between 2.55% and 2.75%. Upon occurrence of any of the following events, the interest rate on the loans will increase by 2%: (A) non-compliance with the minimum liquidity condition (as defined below); (B) the ratio between the Company’s shareholders’ equity and the Company’s total assets, as stated below, falls below 25%; and (C) the LTV of the pledged rights is higher than 40%.	The principal amounts of the long-term loans that will be provided are to be repaid on a date that falls 36 months after the earlier of: (A) the date on which the first long-term withdrawal is made; or (B) the end of October 2022.	Quarterly principal payments to maturity

Total	920

* Includes interest payable, net of expenses.

(1)	Represents NIS 1,097 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.215 to $1.00. All debt has been issued in Israeli currency (NIS) linked to CPI.

(2)
Represents NIS 698 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.215 to $1.00. All debt has been issued in Israeli currency (NIS), of which 2/3 is linked to CPI and 1/3 is not linked to CPI.

(3)
Represents NIS 184 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.215 to $1.00. All debt has been issued in Israeli currency (NIS) part of which is linked to CPI and part of which is not linked to CPI.

(4)
In April 2020, OPC completed an offering of NIS400 million (approximately $113 million) of Series B bonds on the Tel Aviv Stock Exchange, at an annual interest rate of 2.75%. In October 2020, OPC issued 555,555 units of NIS1,000 Series B bonds, totaling gross proceeds of NIS 584 million ($171 million). The offering was an extension of the existing Series B bonds previously issued by OPC. The proceeds of the additional Series B issuance were used to redeem Series A bonds (NIS 313 million ($92 million) and in part to fund the CPV acquisition.

(5)
In November 2020, OPC entered into loan facility agreement with Harel Insurance Investments & Financial Services Ltd. in an amount of NIS400 million (approximately $117 million). OPC may draw funds under this loan facility on a short-term or long-term basis, for a period of up to 36 months. This loan facility will accrue interest at a rate of Bank of Israel base interest plus a margin between 2.55% and 2.75%, paid on a quarterly basis. The proceeds of this loan facility were used for payment of part of the consideration for the acquisition of CPV, and may be used to provide amounts required for CPV to develop its business; and/or to fund OPC’s existing operations.

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

OPC-Rotem Financing Agreement

In January 2011, OPC-Rotem entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., or Bank Leumi, for the financing of its power plant project. As part of the financing agreement, the lenders committed to provide OPC-Rotem a long-term credit facility, including several types of lines of credit, in the overall amount of NIS 1,800 million (approximately $560 million). Currently, there are two available lines of credit in the total amount of NIS 21 million (approximately $7 million) and a working capital line of credit. Furthermore, as part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of OPC-Rotem’s shareholders’ loans, commencing from the third year after the completion of OPC-Rotem’s power plant. The lock-up period prohibiting distributions ended in June 2015. The financing agreement contains additional restrictions and limitations, including:

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

OPC-Rotem created a guarantee reserve account in the amount of NIS 57.5 million (approximately $18 million). As of December 31, 2020, the full balance had been deposited in the guarantee reserve account. OPC-Rotem is required to maintain a debt service reserve of two quarterly payments (NIS 76 million as of December 31, 2020).

OPC-Hadera Financing Agreement

In July 2016, OPC-Hadera entered into a NIS 1 billion (approximately $311 million) senior facility agreement with Israel Discount Bank Ltd. and Harel Company Ltd. to finance the construction of OPC-Hadera’s power plant in Hadera. Pursuant to the agreement, the lenders undertook to provide OPC-Hadera with financing in several facilities (including a term loan facility, a standby facility, a debt service reserve amount, or DSRA, facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only), a hedging facility (for the construction period only), and a working capital facility (for the operation period only)). In March 2020, the lenders under this agreement granted OPC-Hadera’s request to extend the COD under the agreement to June 2020.

In December 2017, Israel Discount Bank Ltd. assigned 43.5% of its share in the long-term credit facility (including the facility for variances in construction and related costs) to Clal Pension and Femel Ltd. and Atudot Pension Fund for Salaried and Self-employed Ltd.

The loans under the facility agreement accrue interest at the rates specified in the relevant agreement. The loans will be repaid in quarterly installments according to repayment schedules specified in the agreement. The financing will mature 18 years after the commencement of repayments in accordance with the provisions of the agreement which will commence approximately half a year following the commencement of commercial operation of the OPC-Hadera plant.

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

As of December 31, 2020, following the full investment of the project’s equity contribution, OPC-Hadera has made drawings in the aggregate amount of NIS 680 million (approximately $212 million) under the NIS 1 billion (approximately $311 million) loan agreement relating to the project.

Tzomet Financing Agreement

In December 2019, Tzomet entered into a NIS 1.4 billion (approximately $435 million) senior facility agreement with a syndicate of lenders led by Bank Hapoalim Ltd, or Bank Hapoalim, to finance the construction of Tzomet’s power plant. Pursuant to the agreement, the lenders undertook to provide Tzomet with financing in several facilities (including a term loan facility, a standby facility, a DSRA facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only), a hedging facility (for the construction and operating periods), and a working capital facility (for the operation period only)).

The loans under the facility agreement accrue interest at the rates specified in the relevant agreement. The loans will be repaid in quarterly installments according to repayment schedules specified in the agreement. The financing will mature at the earliest of 19 years from the commencement of commercial operation of the Tzomet plant and 23 years from the signing date of the facility agreement, but no later than December 31, 2042, in accordance with the provisions of the agreement.

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

As of December 31, 2020, Tzomet has made drawings in the aggregate amount of NIS 187 million (approximately $58 million) under the facility agreement.

Harel loan agreement

In October 2020, OPC entered into an NIS 400 million (approximately $117 million) loan facility agreement with Harel Insurance Investments & Financial Services Ltd. OPC may draw funds under this loan facility on a short-term or long-term basis, for a period of up to 36 months. This loan facility accrues interest at a rate of Bank of Israel base interest plus a margin between 2.55% and 2.75%, paid on a quarterly basis. The proceeds of this loan facility were used for (i) payment of part of the consideration for the acquisition of CPV, providing amounts required for CPV to develop its business; and/or (ii) to fund OPC’s existing operations.

The agreement provides a number of limitations and commitments, including, among others:

(1)
the loans will serve one or more of the following purposes: (A) investment, directly or indirectly, in OPC, for purposes of payment part of the consideration under the agreement for acquisition of CPV or in order to provide the amounts required by CPV for development of its business; or (B) for purposes of OPC’s current ongoing activities in the ordinary course of business;

(2)
OPC US, Inc. (which is wholly-owned by OPC and which is the General Partner of OPC Power), OPC, CPV Group LP and the CPV Group have limitations on dispositions, incurring financial debts, provision of guarantees or collaterals, liabilities relating to insurance, activities and holding structure; and

(3)
In addition, the agreement includes a number of events of default with respect to OPC and the other entities referred to under clause (2) above, including, among others, various insolvency events, discontinuance of activities, violation of obligations and representations, non‑payment, nationalization or expropriation of certain assets, cross acceleration relating to certain debts of OPC or any of the other companies referred to under clause (2) or of significant companies held by OPC, events having a significant adverse impact, certain changes of control (direct or indirect) of OPC, certain events relating collateral and compliance with certain legal proceedings.

The agreement also contains certain restrictions and limitations, including a requirement to maintain:

•	minimum shareholders’ equity of NIS 550 million;

•	minimum ratio of shareholders’ equity to total assets based on separate-company (solo) financial statements of 20%;

•	ratio of OPC’s net debt to adjusted EBITDA of not less than 12;

•	LTV of pledged rights (ratio between the total outstanding balance of the loans and the value of the OPC’s holdings in OPC Power Ventures LP) less than 50%; and

•
cash, cash equivalents or deposits equal to at least the amount of OPC’s net current liabilities (including liabilities to Harel), during the 12 months following every examination date (however commencing from the date that will fall 12 months prior to the final repayment date and thereafter, the borrower will be required to maintain cash, cash equivalents or deposits in an amount equal to (A) the total current financial liabilities (that mature up to the date provided in the facility agreement for payment of the principal of the loan), however not less than the amount of all the current liabilities that mature in the calendar quarter following the date provided in the facility agreement for payment of the principal of the loan); plus (B) 50% of the outstanding balance of the loan (the “Minimum Liquidity Condition”).

The agreement imposes certain restrictions on distributions by OPC (including repayment of shareholder loans), including:

•	minimum shareholders’ equity of NIS 850 million;

•	minimum ratio of shareholders’ equity to total assets based on separate-company (stand-alone) financial statements of 30%;

•	ratio of OPC’s net debt to adjusted EBITDA of not less than 11;

•	LTV of pledged rights less than 35%; and

•	Minimum Liquidity Condition.

Vendor Loan

A portion of the consideration for the acquisition of CPV consisted of consideration of $95 million which was paid for CPV's 17.5% holding in the Three Rivers project currently being developed. This considered was paid in the form of a promissory note issued by CPV Power Holdings L.P. (which is the owner of most of CPV's operating projects), with a maturity of two years after completion of the acquisition. The loan bears interest at a rate of 4.5% per annum, and is secured by a pledge of shares of a holding company that owns the rights in the Three Rivers project and rights under a management agreement for the project. The CPV acquisition agreement provided that CPV may reduce its interest in the Three River's project to 10% and this was done shortly following the CPV acquisition and as a result, the loan was reduced from $95 million to $54 million.

OPC Bonds (Series B)

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

In October 2020, OPC issued NIS 584 million ($171 million) of Series B bonds. The offering was an extension of the existing Series B bonds previously issued by OPC. The proceeds of the additional Series B issuance were used to redeem OPC's Series A bonds (NIS 310 million ($90 million)) and in part to fund the CPV acquisition (approximately NIS 250 million (approximately $78 million)). The outstanding principal amount (net of expenses) as of December 31, 2020 is NIS 980 million (approximately $305 million).

The bonds are unsecured and the trust deed includes limitations on OPC’s ability to impose a floating lien on its assets and rights in favor of a third party.

The trust deed contains customary clauses for calling for the immediate redemption of the bonds, including events of default, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the position of OPC. The bondholders’ right to call for immediate redemption also arises upon: (1) the occurrence of certain events of loss of control by Kenon; (2) the call for immediate repayment of other debts (or guarantees) of OPC or of a consolidated subsidiary in certain predefined minimum amounts; (3) a sale of one or more assets of the company which constitutes more than 50% of the value of company’s assets, in less than 12 consecutive months, or a change in the area of operation of OPC such that OPC’s main area of activity is not in the energy sector, including electricity generation in power plants and with renewable energy sources; (4) a rating being discontinued over a certain period of time; (5) the company breaching its covenant obligations under the deed of trust and executes an extraordinary transaction with the controlling shareholders (as these terms are defined under the Israeli Companies Law-1999); (6) the company’s financial reports containing a going concern notice addressing the company itself, for two consecutive quarters; and (7) a suspension of trading for a certain time period if the bonds are listed for trade on the main list of the stock exchange.

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

United States

Each CPV project company has arranged senior debt under similar, single asset, non-recourse, project financing structures. At financial closing, debt and equity capital is committed in an amount sufficient to fund the project’s projected capital costs during construction, along with revolving ancillary credit facilities. The ancillary credit facilities are provided by a subset of the project’s lenders and are comprised of letter of credit (LC) facilities, which support collateral obligations under the financing arrangements and commercial arrangements, and a working capital revolver facility, which supports the project’s ancillary credit needs. The senior credit facilities are generally structured such that subject to certain conditions precedent, they convert from construction facilities to long-term facilities (term loans) with maturity dates generally tied to the term of the commercial agreements anchoring projected operating cash flows. For the gas-fired projects, the tenors generally span the construction period plus 5-7 years after commercial operations (a “mini-perm” financing). The mini-perms are repaid based on the combination of scheduled amortization and result-based metrics, which in the aggregate, result in a partial repayment profile with a balance at maturity that must be refinanced or repaid. CPV’s practice is to opportunistically refinance the credit facilities depending on market conditions, and in all cases prior to the scheduled maturity. The credit facilities in place during construction are sourced from consortiums of international financiers (~ 10-20 in each gas fired project, fewer for renewables projects with lower capital needs) and executed in the “Term Loan A” market, which is substantially comprised of commercial banks, investment banks, institutional lenders, insurance companies, international funds, and equipment supplier credit affiliates. CPV has executed refinancings for its gas-fired projects in both the Term Loan A market and Term Loan B market, which includes mainly institutional lenders, international funds, and a number of commercial banks (the “Term Loan B” market).

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across the CPV project Term Loan A financings, while the Term Loan B market refinancing terms are slightly less restrictive. In each market and often within each financing, lenders to CPV’s projects have funded either on a credit spread over London Inter‑Bank Offered Rate (“LIBOR”)/Base Rate basis or on a fixed rate basis. To minimize exposure to potential interest rate risk, CPV executes interest rate hedges at each project level ranging from 70%-85% of projected notional term loan balances over a range of construction plus 3-7 years for the mini-perms, and longer for the renewable projects. Under the interest rate swaps, the project companies pay the major financial institutions fixed rate interest and receive variable interest payments to hedge the term loans. For the LIBOR-based loans, the credit agreements and interest rate swap arrangements include market-standard provisions to accommodate the eventual replacement of LIBOR as a reference rate.

The table below sets forth summaries of the key commercial terms of the senior credit facilities associated with each CPV project financing. The term loan commitment amounts are referenced as of the date noted and once drawn and repaid, may not be drawn again. The events of default consist of customary events of default, including, among others: breach of commitments and representations having a material adverse effect, failure of equity contributing party to fund during construction, nonpayment events, failure to adhere to certain covenants, various insolvency events, termination of the project’s activities or of significant parties in the project (as defined in the agreement), various events in connection with its regulatory status and maintenance of government approvals, certain changes in ownership of the project company, certain events in connection with the project, existence of legal proceedings in connection with the project, and the project not having the right to receive payments for its capacity and electricity – all of this in accordance with and subject to the terms, definitions and cure periods as stated in the relevant credit agreement.

Project	Financial Closing Date	Total Commitment (approximately in $ millions)	Total Outstanding/ Issued (approximately in $ millions) as of Dec. 31, 2020	Maturity Date	Annual interest	Covenants
Fairview	March 24, 2017	710	621[1]	June 30, 2025[2]	LIBOR plus margin of 2.50%–2.75% (subject to replacement base interest rate)	Dividends are subject to the project company meeting conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).
Towantic	March 11, 2016	753	589[3]	June 30, 2025[2]	LIBOR plus margin of 3.25%–3.75% (subject to replacement base interest rate)	Similar to Fairview (see above)
CPV Maryland	August 8, 2014	550	360[4]	March 31, 2022[2]	LIBOR plus margin in the range of 4.25% (subject to replacement base interest rate)	Similar to Fairview (see above)
CPV Shore	Sept. 20, 2013	565	430[5]	Dec. 27, 2025 (Term Loan) Dec. 27, 2023 (Ancillary Facilities)[2]	Term Loan: LIBOR plus margin of 3.75% (subject to replacement base interest rate) Ancillaries: 3.00% margin	Historic rolling 4 quarter debt service coverage ratio of 1:1. CPV is currently in compliance with this covenant Dividends are subject to, among others, certain reserve requirements, and having no existing default or event of default.
CPV Valley	June 12, 2015	680	595[6]	June 30, 2023	LIBOR plus margin of 3.50%–3.75% (subject to replacement base interest rate)	Dividends are subject to the project company meeting conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with requirements for receipt of a certain permit, compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).
CPV Keenan II	Feb. 2, 2010	151	83[7]	Dec. 31, 2028 (Term Loan) Dec. 30, 2021 (Ancillaries)[8]	Term Loan: LIBOR + margin 2.25%–2.75% (subject to replacement base interest rate) Ancillaries: LIBOR + margin 1.00% (subject to replacement base interest rate)	Similar to Fairview, with the exception of the debt balances target provision (see above)
CPV Three Rivers	Aug. 21, 2020	875	340[8]	June 30, 2028[2]	LIBOR plus margin of 3.50%–4.00% (subject to replacement base interest rate)	Similar to Fairview (see above)

_____________
1.	Consisting of Term Loan (Variable): $485M, Term Loan (Fixed, 5.78%): $112M, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: approximately $24M).
2.	The rate and scope of repayment of loan principal varies until final repayment, in accordance with integration of amortization and cash sweep repayment mechanisms (“mini perm” financing)
3.	Consisting of Term Loan (Variable): $555M, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $34.5M).
4.
Consisting of Term Loan (Variable): $315M, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $46M (of which approximately $15M was withdrawn re: debt service reserve as of December 31, 2020)).

5.	Consisting of Term Loan (Variable): $372M, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $57M).
6.
Consisting of Term Loan (Variable): $487M, Ancillary Facilities (Working Capital Loan: $10M; Letters of Credit/LC Loans: $108 M (of which approximately $31M was withdrawn re: debt service reserve as of December 31, 2020))). CPV Valley is currently in negotiations to seek certain concessions on the ancillary facilities in exchange for a $10M aggregate capital commitment from the project sponsors ($5M from CPV). The concessions would waive the annual, mandatory full repayment of the working capital loans through June 29, 2022 and release $5M million of working capital capacity that is currently restricted due to the Title V permit matter discussed elsewhere.

7.
Consisting of Term Loan (Variable): $69M, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $14M). the amortization schedule of the term loan is based on the December 2030 maturity date, however with a 100% cash sweep mechanism starting March 2027, so that the term loan is expected to be repaid in full by the December 2028 maturity date.

8.	Consisting of: Term Loan (Variable): $176M, Term Loan (Fixed, 4.5%): $100M; Ancillary Facilities (Working Capital Loan: 0; Letters of Credit/LC Loans: $64.4M).

Qoros’ Liquidity and Capital Resources

Qoros’ cash and cash equivalents was RMB10 million (approximately $2 million) as of December 31, 2020, compared to approximately RMB105 million (approximately $15 million) as of December 31, 2019. Qoros’ principal sources of liquidity are cash flows from car sales, cash inflows received from financing activities, including long-term loans, short-term facilities and capital contributions (in the form of equity contributions or shareholder loans). Qoros’ RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility are no longer available for drawing, and Qoros may require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

Qoros has historically relied upon shareholder funding as well as bank facilities supported by guarantees and pledges from its shareholders to fund its development and operations.

As of December 31, 2020, Qoros had external loans and borrowings of RMB3.3 billion (approximately $512 million) and loans and other advances from parties related to the Majority Shareholder of RMB5.3 million (approximately $809 million). As of December 31, 2020, Qoros had total current liabilities of RMB9.4 billion (approximately $1.4 billion) largely made up of external loans and borrowings and loans and other advances from parties related to the Majority Shareholder, trade and other payables, and current assets of RMB3.1 billion (approximately $470 million). Qoros uses a portion of its liquidity to make debt service payments. Qoros is required to make amortizing principal payments on its RMB3 billion, RMB1.2 billion and RMB700 million facilities but has limited cash flows. Qoros deferred the amortizing principal payments on its RMB1.2 billion facility in the aggregate amount of RMB180 million (approximately $28 million) that were due on various dates in 2020 to December 2020, and is currently pursuing deferrals of all future payments for its other facilities. All of Qoros' debt is classified as current as a result of a failure to comply with certain covenants and related cross defaults.

Until Qoros achieves significantly higher levels of sales, Qoros will continue to need additional financing from shareholders or third parties to meet its operating expenses (including accounts payable) and debt service requirements. If Qoros is not able to raise additional financing as required, it may be unable to continue operations, and Kenon may be required to make payments under its back-to-back guarantees to Chery in respect of Qoros’ bank debt and pledges over Qoros shares by Quantum (Kenon’s subsidiary which owns Kenon’s interest in Qoros) may be enforced.

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

Material Indebtedness

As of December 31, 2020, Qoros had total loans and borrowings, excluding related party indebtedness, of RMB3.3 billion (approximately $512 million), primarily consisting of current loans and borrowings. Set forth below is a discussion of Qoros’ material indebtedness. Qoros also has loans outstanding to the Majority Shareholder in Qoros as discussed below.

RMB3 Billion Syndicated Credit Facility

On July 23, 2012, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw down loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB3 billion. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loans bear interest at LIBOR + 4.8% per annum. Outstanding loans are repayable within ten years from July 27, 2012, the first draw down date. Qoros is required to make principal amortizing payments, with substantially all such payments scheduled between 2019 and 2022, and is currently seeking deferral of all upcoming payments.

Qoros’ RMB/USD dual currency fixed rate credit facility is secured by Qoros’ manufacturing facility, the land use right for the premises on which such manufacturing facility is located, and its equipment, and properties, and several guarantees, including a joint, but not several, guarantee from each of Chery and Changshu Port. Loans under this facility are severally guaranteed by (i) Changshu Port for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees and (ii) Chery for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion, plus related interest and fees. Kenon has outstanding back-to-back guarantees to Chery of approximately $9 million in respect of Chery’s guarantee of this facility.

Qoros’ syndicated credit facility contains financial, affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions. Qoros’ debt-to-asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of the syndicated credit facility, and in 2016, the lenders under this credit facility waived compliance with the financial covenants through the first half of 2020. The waiver has not been extended and Qoros’ debt-to-asset ratio continues to exceed, and its current ratio continues to be less than, the permitted ratios. Qoros’ syndicated lenders have not revised such covenants and could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility. Such a default results in a cross default enabling the lenders to require immediate payment under Qoros’ RMB 1.2 billion and RMB 700 million facilities (described below).

As of December 31, 2020, the aggregate amount outstanding on this loan was approximately RMB1.2 billion (approximately $191 million).

RMB1.2 Billion Syndicated Credit Facility

In July 2014, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB1.2 billion for the research and development of C-platform derivative models. The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time plus 10.0% of such quoted rate and the USD loans bear interest at LIBOR + 5.0% of such rate per annum. Outstanding loans are repayable within ten years from August 19, 2014, the first draw down date. Qoros has been required to make amortizing payments every six months starting in 2017. Qoros deferred amortizing principal payments on its RMB1.2 billion facility in the aggregate amount of RMB180 million (approximately $28 million) that were scheduled for various dates in 2020 to December 2020. Repayments are currently up to date.

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

Under the investment agreement pursuant to which the Majority Shareholder in Qoros acquired a 51% stake in Qoros, the majority shareholder was required to assume its pro rata share of Qoros' shareholders' guarantees and pledge obligations. The Majority Shareholder in Qoros has not assumed its pro rata share of Kenon's pledge obligations but it has provided a back guarantee to Kenon for its pro rata share of the pledge obligations under this facility.

The syndicated loan agreement includes covenants (including financial covenants) and events of default and acceleration provisions.

As discussed above under “—Qoros’ Liquidity and Capital Resources—Material Indebtedness—RMB3 Billion Syndicated Credit Facility", Qoros is currently not in compliance with certain financial covenants in its RMB 3 billion credit facility and previous waivers in respect of such non-compliance have not been extended and as a result the lenders under this facility could accelerate the repayment of borrowings due under the RMB3 billion facility. Such a default results in a cross default enabling the lenders to require immediate payment under the RMB 1.2 billion facility.

 As of December 31, 2020, the aggregate principal amount outstanding on this loan was approximately RMB0.75 billion (approximately $115 million).

RMB700 Million Syndicated Credit Facility

In May 2015, Qoros entered into a RMB700 million facility with a bank consortium. The loan agreement covers a period of 102 months starting in May 2015, and is secured by a guarantee by Chery and a pledge over Qoros’ 90 vehicle patents. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China +10%, and the USD loan bears interest of LIBOR + 3.5% per annum. Qoros has been making principal repayments under this facility since the beginning of 2018, and is currently to seeking deferral of all upcoming payments. The facility includes covenants and event of default provisions.

As discussed above under “—Qoros’ Liquidity and Capital Resources—Material Indebtedness—RMB3 Billion Syndicated Credit Facility”, Qoros is currently not in compliance with certain financial covenants in its RMB 3 billion credit facility and previous waivers in respect of such non-compliance have not been extended and as a result the lenders under this facility could accelerate the repayment of borrowings due under the RMB3 billion facility. Such a default results in a cross default, enabling the lenders to require immediate payment under the RMB700 million facility.

The RMB700 million is guaranteed by Chery. Kenon has an outstanding back-to-back guarantee to Chery of approximately $8 million in respect of this facility.

As of December 31, 2020, the aggregate principal amount outstanding on this loan is RMB440 million (approximately $67 million).

Shareholder Loans and Working Capital Facilities

Qoros has taken loans and other advances from parties related to the Majority Shareholder with outstanding balances as at December 31, 2020 of RMB5.3 billion (approximately $809 million).

Qoros is party to various short-term and working capital facilities.

ZIM’s Liquidity and Capital Resources

ZIM operates in the capital-intensive container shipping industry. Its principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services and cash inflows received from investing activities, generally in the form of proceeds received from the sale of tangible assets. ZIM’s principal needs for liquidity are operating expenses, expenditures related to debt service and capital expenditures. ZIM’s long-term capital needs generally result from its need to fund its growth strategy. ZIM’s ability to generate cash from operations depends on future operating performance which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond its control, as well as the other factors discussed in “Risk factors—Risks Related to our Interest in ZIM.”

ZIM’s cash and cash equivalents were $570 million, $183 million, $186 million as of December 31, 2020, 2019 and 2018, respectively. In addition, ZIM’s short-term bank deposits were $56 million, $57 million, $66 million as of December 31, 2020, 2019 and 2018, respectively, which mainly consist of pledged bank deposits, corresponding with the related short-term bank credit.

ZIM is party to a number of debt instruments which require it to comply with certain financial and non-financial covenants. In June 2020, further to an early full repayment to a certain group of creditors (Tranche A), certain financial covenants were removed and no longer apply.

Set forth below is a summary of the financial covenants and limitations, as currently applicable.

•	Minimum liquidity. ZIM is required to maintain a monthly minimum liquidity of at least $125 million. As of December 31, 2020, ZIM’s liquidity was $572 million.

•
Other non-financial covenants and limitations such as restrictions on dividend distribution and incurrence of debt and various reporting obligations, and other negative covenants and limitations in the indentures governing ZIM’s outstanding notes.

ZIM reported that as of December 31, 2020, it is in compliance with all of its covenants.

In October 2020, ZIM repurchased Tranche C notes with an aggregate face value of $58 million out of $360 million, for total consideration (including related costs) of $47 million. In December 2020, ZIM amended the indenture to permit it to pay dividends to its shareholders in accordance with its dividend policy, among other covenant changes.

ZIM’s total outstanding indebtedness as of December 31, 2020 consisted of $1,361 million in long-term debt and $501 million in current installments of long-term debt and short-term borrowings (not including early repayments ZIM expects to pay and any additional early repayment ZIM may be required to further pay, in accordance with the excess cash provisions of its notes).

The weighted average interest rate paid per annum as of December 31, 2020 under all of ZIM’s indebtedness was 9%.

For further information on the risks related to ZIM’s liquidity, see “Item 3.D Risk Factors—Risks Related to Our Other Businesses—Risks Related to our Interest in ZIM— ZIM is leveraged. Its leverage may make it difficult for ZIM to operate its business, and ZIM may be unable to meet related obligations, which could adversely affect its business, financial condition, results of operations and liquidity.”

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

Trend Information

OPC

Israel—In January 2021, the EA published the electricity tariffs for 2021, which included a decrease of the EA’s generation component tariff by approximately 5.7%. This decrease in the EA generation component is expected to have a negative impact on OPC's profits in 2021 compared with 2020. For further information, see “Item. 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC—Sales—EA Tariffs.”

United States— The price of natural gas is significant in determination of the electricity price in many of the regions in which the CPV projects operate. The natural gas prices are driven by many variables, including demand in the industrial, residential and electricity sectors, productivity of the natural gas supply basins, natural gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedge profile of natural gas customers and producers. In 2020, the average natural gas prices in Henry Hub were 21% lower compared with 2019. In the existing production mix, the higher the natural gas prices will be, the higher the energy margins of the CPV Group are expected to be. This impact is partly offset by CPV’s hedge plan, which is designed to reduce changes in CPV’s gross margin resulting from changes in the commodity prices.

The price of the electricity is a main factor in CPV’s profitability. Many variables, such as the price of various fuels, the weather, an increase in load and unit availability, act together to impact the final electricity price and the company’s profits. The following table summarizes average electricity prices of 24x7 in each of the main markets in which CPV’s projects operated in the years 2020 and 2019. The electricity prices declined in 2020 compared with 2019, due to, among others, low lower natural gas prices and lower demand due to the weather and the impact of the COVID‑19 crisis.

Region	2020	2019
ISO-NE Mass Hub	$23.31/MWh	$31.22/MWh
NY-ISO Zone G	$20.32/MWh	$26.87/MWh
PJM West	$20.95/MWh	$26.69/MWh
PJM AD Hub	$20.95/MWh	$26.77/MWh

The average 24x7 power prices are based on day-ahead settlement prices as published by the respective ISOs.

ZIM

Total global container shipping demand totaled approximately 216 million TEUs in 2019 (including inland transportation) according to Drewry Container Forecaster, or Drewry, as of December 2020. Global container demand has seen steady and resilient growth equaling a 5.9% CAGR since 2000, driven by multiple factors. These include economic drivers such as GDP growth and industrial production, as well as other non-economic drivers such as geopolitics, containerization, consumer preferences and population growth. This was the first year in which demand declined since 1998. Following the Global Financial Crisis in 2008, demand for container shipping showed resiliency and increased every year from 2010 to 2019. During this period, containerization was a significant driver of growth, as goods that were once shipped via standard cargo transferred to container ships. Underlying macroeconomic growth has also required that more goods be shipped overall, further increasing demand for container ships.

According to Drewry, demand is expected to rebound from the COVID-19 crisis and achieve an approximately 6.3% CAGR from 2020 to 2024. Demand growth already began to rebound by the end of Q3 2020 across the East-West trades, driven by the tapering of lockdown measures in Far East Asia, improving consumer spending and growing global e-commerce demand.

Qoros

Qoros sold approximately 700 cars in Q1 2021 as compared to approximately 500 cars in Q1 2020. In 2021, Qoros’ manufacturing plant was shut down as a result of engine and semiconductor supply shortages and has yet to resume production.

See also “—Material Factors Affecting Results of Operation.”

E.	Off-Balance Sheet Arrangements

Neither Kenon nor any of its subsidiaries are party to off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth Kenon’s contractual obligations (including future interest payments) and commercial commitments as of December 31, 2020, which consist of OPC’s contractual obligations (including future interest payments) and commercial commitments:

	Payments Due by Period[1,2]
	Total	Less than One Year	One to Two Years	Two to Five Years	More than Five Years
	($ millions)
Kenon’s consolidated contractual obligations
Trade Payables	93	93	—	—	—
Other payables	24	24	—	—	—
Bonds	350	14	14	90	232
Lease liabilities	22	14	1	2	5
Loans	799	65	63	260	411
Interest SWAP contracts	41	6	6	14	15
Derivative instruments	34	32	2	—	—
Total contractual obligations and commitments	$1,363	248	86	366	663

1.
Excludes Kenon’s back-to-back guarantees to Chery as well as obligations under agreement with capital provider relating to Peru BIT claim and guarantee of indemnity obligations under the sale agreement for the Inkia Business. For further information on other commitments, see Note 19 to our financial statements included in this annual report.

2.	In January 2021, an entity in which OPC holds a 70% interest, completed the acquisition of CPV. This table does not include any obligations of CPV.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Original Appointment Date	Current Term Begins	Current Term Expires
Antoine Bonnier	38	Board Member	2016	2020	2021
Laurence N. Charney	74	Chairman of the Audit Committee, Compensation Committee Member, Board Member	2014	2020	2021
Barak Cohen	39	Board Member	2018	2020	2021
Cyril Pierre-Jean Ducau	42	Chairman of the Board, Nominating and Corporate Governance Committee Chairman	2014	2020	2021
N. Scott Fine	64	Audit Committee Member, Compensation Committee Chairman, Board Member	2014	2020	2021
Bill Foo	63	Board Member, Nominating and Corporate Governance Committee Member	2017	2020	2021
Aviad Kaufman	50	Compensation Committee Member, Board Member, Nominating and Corporate Governance Committee Member	2015	2020	2021
Arunava Sen	60	Board Member, Audit Committee Member	2017	2020	2021

Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Robert L. Rosen	48	Chief Executive Officer
Mark Hasson	45	Chief Financial Officer

Biographies

Directors

Antoine Bonnier. Mr. Bonnier is currently a Managing Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD and of OPC, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

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

Barak Cohen. Mr. Cohen is a Managing Director at Quantum Pacific (UK) LLP and a board member of Qoros, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at Israel Corporation since 2008 most recently as Israel Corporation’s Senior Director of Business Development and Investor Relations. Prior to joining Israel Corporation, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds Bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

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

N. Scott Fine. Mr. Fine is the Chief Executive Officer and Chairman of Cyclo Therapeutics Inc., a biotechnology company focused on developing novel therapeutics based on cyclodextrin technologies. Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, buy and sell side mergers and acquisitions, strategic advisory work and corporate restructurings. Much of his time has been focused on transactions in the healthcare and consumer products area, including time with The Tempo Group of Jakarta, Indonesia. Mr. Fine was the lead investment banker on the IPO of Keurig Green Mountain Coffee Roasters and Central European Distribution Corporation, or CEDC, a multi-billion-dollar alcohol company. He was also involved in an Equity Strategic Alliance between Research Medical and the Tempo Group. Mr. Fine continued his involvement with CEDC, serving as a director from 1996 until 2014, during which time he led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. He also served as sole director of Better Place Inc. from 2013 until 2015. In that role, Mr. Fine successfully managed the global wind down of the company in a timely and efficient manner which was approved by both the Delaware and Israeli courts. Mr. Fine devotes time to several non-profit organizations, including through his service on the Board of Trustees for the IWM American Air Museum in Britain. He and his wife, Cathy are also the Executive Producers of “The Concert for Newtown” with Peter Yarrow of Peter, Paul, and Mary. Mr. Fine has been a guest lecturer at Ohio State University’s Moritz School of Law.

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

Senior Management

Robert Rosen. Mr. Rosen has served as CEO of Kenon since September 2018. Between September 2017 and September 2018, he served as Co-CEO of Kenon. Prior to becoming CEO, Mr. Rosen served as General Counsel of Kenon upon joining Kenon in 2014. Prior to joining Kenon in 2014, Mr. Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank LLP. Mr. Rosen is admitted to the Bar in the State of New York, holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

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

For the year ended December 31, 2020, the aggregate compensation accrued (comprising remuneration and the aggregate fair market value of equity awards granted) for our directors and executive officers was approximately $2 million.

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

Although we are permitted to follow home country practice in lieu of the requirement to have a board of directors comprised of a majority of independent directors, we have determined that we are in compliance with this requirement and that a majority of our board of directors is independent according to the NYSE’s listing standards. Our board of directors has affirmatively determined that each of Antoine Bonnier, Arunava Sen, Aviad Kaufman, Bill Foo, Laurence N. Charney and N. Scott Fine, representing six of our eight directors, are currently “independent directors” as defined under the applicable rules and regulations of the NYSE.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a nominating and corporate governance committee comprised entirely of independent directors. One of the members of our nominating and corporate governance committee is not deemed to be independent under NYSE standards and accordingly we rely on the NYSE exemption for foreign private issuers.

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

D.	Employees

As of December 31, 2020, 2019 and 2018 we, and our consolidated subsidiaries, employed 124, 116 and 114 individuals, respectively, as follows:

	Number of Employees as of December 31,
Company	2020	2019	2018
OPC[1]	116	96	92
Primus[2]	—	12	13
Kenon	8	8	9
Total	124	116	114

___________________

(1)	In January 2021, an entity in which OPC holds a 70% interest, completed the acquisition of CPV. This table does not include CPV’s employees.
(2)	In August 2020, Primus sold substantially all of its assets for $1.6 million.

OPC

As of December 31, 2020, OPC employed 116 employees (excluding CPV employees, as the acquisition of CPV was completed in January 2021). For further information on OPC’s employees, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

ZIM

As of December 31, 2020, ZIM employed approximately 5,145 employees (including employees of its subsidiaries), consisting of 3,794 full-time employees and 1,351 contractors.

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

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to directors and certain members of its management under the Share Incentive Plan 2014 in 2020, with a value of $0.4 million.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 16, 2021, by each person or entity beneficially owning 5% or more of our ordinary shares, based upon the 53,879,117 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. The information set out below is based on public filings with the SEC as of April 16, 2021.

To our knowledge, as of April 16, 2021, we had 8 shareholders of record in the United States: one holding approximately 99% of our outstanding ordinary shares and the others holding less than 1% of our outstanding ordinary shares. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States, since the holder of record of approximately 99% of our outstanding ordinary shares (which includes the ordinary shares held by the TASE for trading on the TASE) is one U.S. nominee company, CEDE & Co, which holds all of our shares traded on the NYSE and the TASE indirectly.

All of our ordinary shares have the same voting rights.

Beneficial Owner (Name/Address)	Ordinary Shares Owned		Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.[1]	31,156,869		58.0%
Clal Insurance Enterprises Holdings Ltd.[2]	5,616,814		10.4%
Harel Insurance Investments & Financial Services Ltd. [3]	2,950,827		5.5%
Menora Mivtachim Holdings Ltd. [4]	1,839,921		3.42%
Laurence N. Charney	43,952	[5]	*	[6]
Bill Foo	10,884	[5]	*	[6]
Arunava Sen	10,884	[5]	*	[6]
Directors and Executive Officers[7]	—		*	[6]

_________________________________

1)
Based solely on the Schedule 13-D/A (Amendment No. 4) filed by Ansonia Holdings Singapore B.V. with the SEC on January 25, 2017. A discretionary trust, in which Mr. Idan Ofer is the beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

2)
Based solely upon the Schedule 13-G/A (Amendment No. 3) filed by Clal Insurance Enterprises Holdings Ltd. (“Clal”) with the SEC on February 16, 2021. According to the Schedule 13-G/A, of the 5,616,814 ordinary shares reported on the Schedule 13-G/A, (i) 5,474,136 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by Clal’s subsidiaries., which subsidiaries operate under independent management and make independent voting and investment decisions; and (ii) 142,678 ordinary shares are beneficially held for Clal’s own account.

3)
Based solely upon the Schedule 13-G/A, filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on January 27, 2021. According to the Schedule 13-G/A all of the ordinary shares reported are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, which subsidiaries operate under independent management and make independent voting and investment decisions.

4)
Based solely upon the Schedule 13-G/A (Amendment No. 3) filed by Menora Mivtachim Holdings Ltd. (“Menora”) with the SEC on February 11, 2021. According to the Schedule 13-G/A (i) the ordinary shares reported are beneficially owned by Menora and by entities that are its direct or indirect, wholly-owned or majority-owned, subsidiaries; and (ii) the economic interest or beneficial ownership in a portion of the ordinary shares reported (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders or the members of provident funds or pension funds, as the case may be. According to the Schedule 13-G/A, of the 1,839,921 ordinary shares reported, (i)1,515,996 ordinary shares are held by Menora Mivtachim Pensions and Gemel Ltd; (ii) 285,928 ordinary shares are held by Menora Mivtachim Insurance Ltd.; (iii) 19,755 ordinary shares are held by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd, (iv) 13,911 ordinary shares are held by Shomera Insurance Company Ltd. and (v) 4,311 ordinary shares are held by Menora.

5)	Based solely on Exhibit 99.3 to the Form 6-K furnished by Kenon with the SEC on May 14, 2020.

6)	Owns less than 1% of Kenon’s ordinary shares.

7)	Excludes shares held by Laurence N. Charney, Bill Foo and Arunava Sen.

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

OPC

Sales of Electricity and Gas

OPC-Rotem sells electricity through PPAs to some entities that are considered to be related parties, including the ORL Group. OPC-Rotem recorded revenues from related parties in the amount of $80 million in the year ended December 31, 2020.

OPC-Rotem and OPC-Hadera Financing Agreements

OPC-Rotem and OPC-Hadera have entered into financing agreements for the financing of their power plant projects, see “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Hadera Financing Agreement” and “Item 5.B Liquidity and Capital Resources—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—OPC-Rotem Financing Agreement.” One of the lenders under both of these agreements is a financial institution that is an OPC related party.

Short-Term Deposits

As of December 31, 2020, OPC Energy had short-term deposits of NIS 1.1 billion (approximately $0.3 billion) placed with a financial institution that is an OPC related party.

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

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2021 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Our constitution provides that we may issue shares of a different class with preferential, deferred or other special rights, privileges or conditions as our board of directors may determine. Under the Singapore Companies Act, our preference shareholders will have the right to attend any general meeting insofar as the circumstances set forth below apply and on a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the winding-up of our company under section 160 of the Insolvency, Restructuring and Dissolution Act 2018; and

•	upon any resolution which varies the rights attached to such preference shares.

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

Bonus Issues

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

Derivative actions

The Singapore Companies Act has a provision which provides a mechanism enabling any registered shareholder to apply to the court for leave to bring a derivative action on behalf of the company.

In addition to registered shareholders, courts are given the discretion to allow such persons as they deem proper to apply as well (e.g., beneficial owners of shares or individual directors).

This provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company.

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

However, Kenon may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including, where applicable, approval by the board of directors or by the passing of a special resolution by its shareholders) set out in the Singapore Companies Act. Our constitution provides that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2020, but we may be a PFIC for our current, and any future, taxable year. Our status as a PFIC in any year depends on our assets and activities in that year. The sale of the Inkia Business, the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%), the sale of half of our then remaining interest in Qoros to the Majority Shareholder in Qoros in April 2020 (which reduced our equity interest in Qoros to 12%) and the expected sale of all of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2021 (which will eliminate our equity interest in Qoros) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. Similarly, after ZIM completed its initial public offering in February 2021 (which reduced our equity interest in ZIM to 28%), any further reduction in our equity interest to or below 25% may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. The determination of PFIC status, however, is factual in nature and generally cannot be made until the close of the taxable year, and there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws and subject to certain exceptions, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months (“safe harbor rule”).

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

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2020. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2020, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2020 and 2019.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
	(in thousands of USD)
Audit Fees[1]	3,052	3,426
Audit-Related Fees	25	71
Tax Fees[2]	1,351	841
All Other Fees	77	42
Total	4,505	4,380

1)
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

2)	Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

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

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1. See Exhibit 15.4 of this annual report on Form 20-F for the consolidated financial statements of ZIM, incorporated by reference in this annual report on Form 20-F.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)
2.1

Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Description of Securities registered under Section 12 of the Exchange Act (Incorporated by reference to Exhibit 2.3 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 30, 2020)

4.1
Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) [1]

4.3
Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

4.4
Guarantee Contract, dated as of June 9, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.12 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.5
Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.6

Release Agreement, dated December 21, 2016, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.21 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

Exhibit Number	Description of Document
4.7

Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.22 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.8

Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.23 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.9

The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.24 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.10*

Purchase and Sale Agreement, dated as of October 9, 2020, by and among GIP II CPV Intermediate Holdings Partnership, L.P., GIP II CPV Intermediate Holdings Partnership 2, L.P., CPV Power Holdings GP, LLC, CPV Group LP and OPC US Inc.[2]

4.11

Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 8, 2019)[2]

4.12

Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.13

Amended and Restated Pledge Agreement, dated February 15, 2018, between Kenon Holdings Ltd. and Nautilus Inkia Holdings LLC (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.14

Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.15

Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.16*

Letter Agreement regarding additional undertakings in connection with the termination of the Deferred Payment Agreement, dated as of October 29, 2020, among Nautilus Inkia Holdings SCS, Nautilus Energy TopCo LLC, and Kenon Holdings Ltd.

Exhibit Number	Description of Document
4.17*	First Amendment to the Amended and Restated Pledge Agreement, dated as of October 29, 2020, among Kenon Holdings Ltd. and Nautilus Inkia Holdings SCS
4.18*	Sale and Purchase Agreemend, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd.[2]
8.1*	List of subsidiaries of Kenon Holdings Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, a member firm of KPMG International
15.2*	Consent of Somekh Chaikin, a member firm of KPMG International
15.3*	Consent of Dixon Hughes Goodman LLP
15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd as of December 31, 2020 and 2019 and for each of the three years in the three-year period ended December 31, 2020 (Incorporated by reference to pages F-1-F-60 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (File No: 21759864), filed with the SEC on March 22, 2021)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.
2)	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2020 and 2019 and for the three years ended December 31, 2020

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2020 and 2019 and for the three years ended December 31, 2020

12

KPMG LLP	Telephone	+65 6213 3388
16 Raffles Quay #22-00	Fax	+65 6225 0984
Hong Leong Building	Internet	www.kpmg.com.sg
Singapore 048581

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Kenon Holdings Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 19, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Evaluation of fair value of the Qoros equity interests

As discussed in Notes 2.D.1, 9.B.b.3 and 30.E.(3) to the consolidated financial statements, the Company completed the sale of half of its 24% interest in Qoros in April 2020. Following the sale, the Company’s remaining 12% interest in Qoros (the Qoros equity interests), together with the non-current portion of the put option pertaining to the Qoros equity interests was accounted for on a fair value basis through profit or loss and classified in the balance sheet as a long-term investment. As at December 31, 2020, the fair value of the long-term investment amounted to $235 million, a portion of which related to the fair value of the Qoros equity interests. To estimate the fair value of the Qoros equity interests, the Company utilizes a market comparison technique based on market multiples derived from the quoted prices of companies comparable to Qoros, taking into consideration certain adjustments including the effect of the non-marketability of the Qoros equity interests.

We identified the evaluation of the fair value of the Qoros equity interests as a critical audit matter. A high degree of auditor judgement was needed to evaluate the selection of the comparable companies used in the valuation model and market multiples of the selected comparable companies for the determination of the fair value of the Qoros equity interests.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to the Company’s process to evaluate the selection of the comparable companies used in the valuation model to determine the fair value of the Qoros equity interests. We involved valuation professionals with specialized skills and knowledge, who assisted in:

-	assessing the selection of comparable companies based on publicly available market data in the same industry; and

-
developing an estimate of fair value of the Qoros equity interests utilizing independently selected comparable companies and market multiples, and comparing that to the Company’s determined fair value of the Qoros equity interests.

/s/ KPMG LLP

Public Accountants and

Chartered Accountants

We have served as the Company’s auditor since 2015.

Singapore

April 19, 2021

KPMG LLP	Telephone	+65 6213 3388
16 Raffles Quay #22-00	Fax	+65 6225 0984
Hong Leong Building	Internet	www.kpmg.com.sg
Singapore 048581

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd:

Opinion on Internal Control Over Financial Reporting

We have audited Kenon Holdings Ltd and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 19, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP

Public Accountants and

Chartered Accountants

Singapore
April 19, 2021

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2020 and 2019

		As at December 31,
		2020	2019
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	286,184	147,153
Short-term deposits and restricted cash	6	564,247	33,554
Trade receivables	7	47,948	39,321
Short-term derivative instruments		114	245
Other current assets	8	21,295	39,678
Asset held for sale	9.B.b.3	-	69,592
Total current assets		919,788	329,543

Non-current assets
Investments in associated companies	9	297,148	119,718
Long-term investment	9.B.b.3	235,218	-
Long-term deposits and restricted cash		71,954	77,350
Long term prepaid expenses	11	44,649	30,185
Long-term derivative instruments	30.D.1	165	2,048
Other non-current assets	12	-	57,717
Deferred payment receivable	13	-	204,299
Deferred taxes, net	25.C.2	7,374	1,516
Property, plant and equipment, net	14	818,561	667,642
Intangible assets, net	15	1,452	1,233
Right-of-use assets, net	18	86,024	17,123
Total non-current assets		1,562,545	1,178,831

Total assets		2,482,333	1,508,374

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2020 and 2019, continued

		As at December 31,
		2020	2019
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	16	46,471	45,605
Trade and other payables	17	128,242	52,258
Short-term derivative instruments	30.D.1	39,131	6,273
Current tax liabilities		9	8
Current maturities of lease liabilities		14,084	861
Total current liabilities		227,937	105,005

Non-current liabilities
Long-term loans from banks and others	16	575,688	503,647
Debentures	16	296,146	73,006
Deferred taxes, net	25.C.2	94,336	79,563
Non-current tax liabilities		-	29,510
Other non-current liabilities		816	719
Long-term derivative instruments		6,956	-
Long-term lease liabilities		4,446	5,136
Total non-current liabilities		978,388	691,581

Total liabilities		1,206,325	796,586

Equity	20
Share capital		602,450	602,450
Translation reserve		15,896	17,889
Capital reserve		(11,343)	13,962
Accumulated profit/(loss)		459,820	(10,949)
Equity attributable to owners of the Company		1,066,823	623,352
Non-controlling interests		209,185	88,436
Total equity		1,276,008	711,788

Total liabilities and equity		2,482,333	1,508,374

_____________________________	_____________________________	_____________________________
Cyril Pierre-Jean Ducau Chairman of Board of Directors	Robert L. Rosen CEO	Mark Hasson CFO

Approval date of the consolidated financial statements: April 19, 2021

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands

Revenue	21	386,470	373,473	364,012
Cost of sales and services (excluding depreciation and amortization)	22	(282,086)	(256,036)	(259,515)
Depreciation and amortization		(33,135)	(31,141)	(29,809)
Gross profit		71,249	86,296	74,688
Selling, general and administrative expenses	23	(49,957)	(36,436)	(34,644)
Write back of impairment of investment	9.B.a.6	43,505	-	-
Other income		1,721	6,114	2,147
Operating profit		66,518	55,974	42,191
Financing expenses	24	(51,174)	(29,946)	(30,382)
Financing income	24	14,291	17,679	28,592
Financing expenses, net		(36,883)	(12,267)	(1,790)

Net gains/(losses) related to Qoros	9.B.b	309,918	(7,813)	526,824
Share in profit/(losses) of associated companies, net of tax	9.A.2	160,894	(41,430)	(105,257)
Profit/(loss) before income taxes		500,447	(5,536)	461,968
Income taxes	25	(4,698)	(16,675)	(11,499)
Profit/(loss) for the year from continuing operations		495,749	(22,211)	450,469
Gain/(loss) for the year from discontinued operations	27
-Recovery of retained claims, net		8,476	25,666	4,530
-Other		-	(1,013)	(10,161)
		8,476	24,653	(5,631)
Profit for the year		504,225	2,442	444,838

Attributable to:
Kenon’s shareholders		507,106	(13,359)	434,213
Non-controlling interests		(2,881)	15,801	10,625
Profit for the year		504,225	2,442	444,838

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	26
Basic/diluted profit/(loss) per share		9.41	(0.25)	8.07
Basic/diluted profit/(loss) per share from continuing operations		9.25	(0.71)	8.17
Basic/diluted profit/(loss) per share from discontinued operations		0.16	0.46	(0.10)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2020, 2019 and 2018

	For the year ended December 31,
	2020	2019	2018
	$ Thousands

Profit for the year	504,225	2,442	444,838

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	36,354	22,523	8,672
Reclassification of foreign currency and capital reserve differences on loss of significant influence	(23,425)	-	(15,073)
Group’s share in other comprehensive income of associated companies	1,873	(3,201)	(177)
Effective portion of change in the fair value of cash-flow hedges	(45,322)	(8,309)	491
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	3,067	1,351	-
Change in fair value of derivatives used to hedge cash flows transferred to the statement of profit & loss	6,300	2,743	-
Income taxes in respect of components of other comprehensive income	1,346	252	(104)
Total other comprehensive income for the year	(19,807)	15,359	(6,191)
Total comprehensive income for the year	484,418	17,801	438,647

Attributable to:
Kenon’s shareholders	486,165	(2,353)	432,576
Non-controlling interests	(1,747)	20,154	6,071
Total comprehensive income for the year	484,418	17,801	438,647

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2019 and 2018

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2020		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	874	-	874	236	1,110
Dividends declared and paid	20.D	-	-	-	(120,133)	(120,133)	(12,412)	(132,545)
Total contributions by and distributions to owners		-	-	874	(120,133)	(119,259)	(12,176)	(131,435)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	10.A.h	-	-	-	80,674	80,674	136,170	216,844
Acquisition of non-controlling interests without a change in control		-	-	(4,109)	-	(4,109)	(1,498)	(5,607)
Total changes in ownership interests in subsidiaries		-	-	(4,109)	80,674	76,565	134,672	211,237

Total comprehensive income for the year
Net profit for the year		-	-	-	507,106	507,106	(2,881)	504,225
Other comprehensive income for the year, net of tax			(1,993)	(22,070)	3,122	(20,941)	1,134	(19,807)
Total comprehensive income for the year		-	(1,993)	(22,070)	510,228	486,165	(1,747)	484,418

Balance at December 31, 2020		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2019 and 2018

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2019		602,450	802	16,854	28,917	649,023	66,695	715,718
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	1,222	-	1,222	324	1,546
Dividends declared and paid	20.D	-	-	-	(65,169)	(65,169)	(33,123)	(98,292)
Total contributions by and distributions to owners		-	-	1,222	(65,169)	(63,947)	(32,799)	(96,746)

Changes in ownership interests in subsidiaries
Sale of subsidiary		-	-	-	-	-	299	299
Dilution in investment in subsidiary	10.A.h	-	-	-	41,863	41,863	34,537	76,400
Acquisition of non-controlling interests without a change in control		-	-	(1,234)	-	(1,234)	(450)	(1,684)
Total changes in ownership interests in subsidiaries		-	-	(1,234)	41,863	40,629	34,386	75,015

Total comprehensive income for the year
Net profit for the year		-	-	-	(13,359)	(13,359)	15,801	2,442
Other comprehensive income for the year, net of tax		-	17,087	(2,880)	(3,201)	11,006	4,353	15,359
Total comprehensive income for the year		-	17,087	(2,880)	(16,560)	(2,353)	20,154	17,801

Balance at December 31, 2019		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2019 and 2018

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2018		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	-	1,411	-	1,411	403	1,814
Cash distribution to owners of the Company	20.A	(664,760)	-	-	-	-	(664,760)	-	(664,760)
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(8,219)	(8,219)
Dividends declared and paid	20.D	-	-	-	-	(100,118)	(100,118)	-	(100,118)
Transactions with controlling shareholder		-	(3,540)	-	-	-	(3,540)	-	(3,540)
Total contributions by and distributions to owners		(664,760)	(3,540)	-	1,411	(100,118)	(767,007)	(7,816)	(774,823)

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests without a change in control		-	-	-	-	336	336	4	340
Acquisition of subsidiary with non-controlling interests		-	-	-	-	-	-	207	207
Total changes in ownership interests in subsidiaries		-	-	-	-	336	336	211	547

Total comprehensive income for the year
Net profit for the year		-	-	-	-	434,213	434,213	10,625	444,838
Other comprehensive income for the year, net of tax		-	-	2,394	(3,854)	(177)	(1,637)	(4,554)	(6,191)
Total comprehensive income for the year		-	-	2,394	(3,854)	434,036	432,576	6,071	438,647

Balance at December 31, 2018		602,450	-	802	16,854	28,917	649,023	66,695	715,718

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands

Cash flows from operating activities
Profit for the year		504,225	2,442	444,838
Adjustments:
Depreciation and amortization		34,171	32,092	30,416
(Write back)/impairment of assets and investments		(43,505)	-	4,812
Financing expenses, net		36,883	12,267	1,790
Share in (profit)/losses of associated companies, net		(160,894)	41,430	105,257
(Gains)/losses on disposal of property, plant and equipment, net		(1,551)	(492)	206
Net change in fair value of derivative financial instruments		-	352	1,002
Net (gains)/losses related to Qoros	9.B.b	(309,918)	7,813	(526,824)
Recovery of retained claims	27	(9,923)	(30,000)	-
Write down of other payables		-	-	489
Share-based payments		1,110	1,546	1,814
Income taxes		6,145	22,022	16,244
		56,743	89,472	80,044
Change in trade and other receivables		(9,669)	4,338	9,192
Change in trade and other payables		45,061	(5,968)	(35,311)
Cash generated from operating activities		92,135	87,842	53,925
Income taxes recovered/(paid), net		61	(2,453)	(1,546)
Net cash provided by operating activities		92,196	85,389	52,379

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets		546	-	66
Short-term deposits and restricted cash, net		(501,618)	19,554	(28,511)
Investment in long-term deposits, net		6,997	(24,947)	(13,560)
Deferred consideration in respect of sale of subsidiary, net of cash disposed off		407	880	-
Cash paid for asset acquisition, less cash acquired		-	-	(2,344)
Income tax paid		(32,332)	(5,629)	(169,845)
Investment in associates		-	-	(90,154)
Acquisition of property, plant and equipment		(74,456)	(34,141)	(69,314)
Acquisition of intangible assets		(368)	(258)	(132)
(Payment of)/proceeds from realization of long-term deposits		-	(3,138)	18,476
Interest received		709	2,469	12,578
Deferred consideration in respect of acquisition of subsidiary		(13,632)	-	-
Long-term advance deposits and prepaid expenses		(57,591)	-	-
(Payment of)/proceeds from transactions in derivatives, net		(3,963)	(929)	31
Proceeds from deferred payment		217,810	-	-
Proceeds from sale of interest in Qoros	9.B.b.3	219,723	-	259,749
Receipt from recovery of financial guarantee	9.B.b.4.h	6,265	10,963	18,336
Payment of transaction cost for sale of subsidiaries		-	-	(48,759)
Recovery of retained claims		9,923	30,196	-
Net cash used in investing activities		(221,580)	(4,980)	(113,383)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests		(12,412)	(33,123)	(8,219)
Dividends paid		(120,115)	(65,169)	(100,084)
Capital distribution		-	-	(664,700)
Investments of holders of non-controlling interests in the capital of a subsidiary		32	-	-
Costs paid in advance in respect of taking out of loans		(8,556)	(1,833)	(656)
Payment of early redemption commission with respect to the debentures (Series A)		(11,202)	-	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses		216,844	76,400	-
Proceeds from long-term loans		73,236	-	33,762
Proceeds from issuance of debentures, net of issuance expenses		280,874	-	-
Repayment of long-term loans and debentures, derivative financial instruments and lease liabilities		(130,210)	(28,235)	(375,756)
Short-term credit from banks and others, net		(134)	139	(77,073)
Acquisition of non-controlling interests		(7,558)	(413)	-
Interest paid		(24,989)	(21,414)	(24,875)
Net cash provided by/(used in) financing activities		255,810	(73,648)	(1,217,601)

Increase/(decrease) in cash and cash equivalents		126,426	6,761	(1,278,605)
Cash and cash equivalents at beginning of the year		147,153	131,123	1,417,388
Effect of exchange rate fluctuations on balances of cash and cash equivalents		12,605	9,269	(7,660)
Cash and cash equivalents at end of the year		286,184	147,153	131,123

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

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company serves as the holding company of several businesses (together referred to as the “Group”).

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

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 19, 2021.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:
•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in associated companies
•	Long-term investment

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

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

1.	Long-term investment

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 9.B.b.3, as at year end, the Group owns a 12% interest in Qoros. The long-term investment is a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option (as described in Note 9.B.b.2). The long-term investment is determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment takes into account the underlying asset’s price volatility. Changes in the economic assumptions and/or valuation technique could give rise to significant changes in the long-term investment.

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

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted a few new standards which are effective from January 1, 2020 but they do not have a material effect on the Group’s consolidated financial statements.

B.	Basis for consolidation/combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and asssets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests, which are instruments that convey a present ownership right and that grant to their holder a share in the net assets in a case of liquidation, are measured on the date of the business combination at fair value or based on their relative share in the identified assets and liabilities of the entity acquired, on the basis of every transaction separately.

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

(4)	Investments in equity-accounted investees

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-ventures are arrangements in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

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

In the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and are subject to an insignificant risk of changes in their fair value.

Note 3 – Significant Accounting Policies (Cont’d)

E.	Financial Instruments

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset, other than a trade receivable without a significant financing component, or a financial liability, is initially measured at fair value with the addition, for a financial asset or a financial liability, that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - classification and subsequent measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income; or fair value through profit or loss. As at reporting date, the Group only holds financial assets measured at amortized cost and fair value through profit or loss.

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial assets, in which case the affected financial assets are reclassified at the beginning of the reporting period following the change in the business model.

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

In subsequent periods, these assets are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

All financial assets not classified as measured at amortised cost or fair value through other comprehensive income as described above are measured at fair value through profit or loss.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are recognized in profit or loss.

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

If the Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

Financial liabilities – Initial classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. Financial liabilities are classified as measured at fair value through profit or loss if it is held for trading or it is designated as such on initial recognition, and are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

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

Note 3 – Significant Accounting Policies (Cont’d)

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:

-	Contract assets (as defined in IFRS 15);

-	Financial assets measured at amortized cost;

-	Financial guarantees;

-	Lease receivables.

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

If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to 12-month ECLs.

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

The Group considers a contract asset to be in default when the customer is unlikely to pay its contractual obligations to the Group in full, without recourse by the Group to actions such as realizing security.

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

The Group’s credit risk exposure for trade receivables and contract asset are set out in Note 30 Financial Instruments.

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

Impairment losses in respect of trade and other receivables, including contract assets and lease receivables, are presented separately in the statements of profit or loss and other comprehensive income. Impairment losses in respect of other financial assets are presented under financing expenses.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivative financial instruments as hedging instruments in qualifying hedging relationships. At inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Hedge accounting

As of December 31, 2020 and 2019, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

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

Note 3 – Significant Accounting Policies (Cont’d)

Financial guarantees

The Group irrevocably elects on a contract by contract basis, whether to account for a financial guarantee in accordance with IFRS 9 or IFRS 4.

The Group considers a financial guarantee to be in default when the debtor of the loan is unlikely to pay its credit obligations to the creditor.

When the Group elects to account for financial guarantees in accordance with IFRS 9, they are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

When the Group elects to account for financial guarantees in accordance with IFRS 4, a provision is measured in accordance with IAS 37 when the financial guarantees become probable of being exercised.

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

–	Land – 25–49 years.

–	Pressure regulation and management system facility – 24 years.

–	Offices – 9 years.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

In cases where the contract modification is an increase in the scope of the contract due to addition of goods or services where the contract price increased by a consideration that reflects the independent selling prices of the goods or services added, the Group accounts for the contract modification as a separate contract.

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

The changes in each cash flow based on operating, investing and financing activities are reported in Note 27.

Note 3 – Significant Accounting Policies (Cont’d)

W.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments in 2020, which are OPC, Quantum and ZIM. As at December 31, 2020, ZIM became a reportable segment due to an improvement in its financial performance, and accordingly, comparative information has been restated.

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

3.	ZIM – ZIM Integrated Shipping Services, Ltd., an associated company, is an Israeli global container shipping company.

In addition to the segments detailed above, the Group has other activities, such as investment holding categorized as Others.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, financing expenses, income taxes and other items.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining the information to be presented on a geographical basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

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

Note 3 – Significant Accounting Policies (Cont’d)

Y.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2021 and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1),

-	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28).

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment

See Note 30 Financial Instruments.

B.	Non-derivative financial liabilities

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

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2020	2019
	$ Thousands
Cash in banks	255,750	53,810
Time deposits	30,434	93,343
	286,184	147,153

 Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2020	2019
	$ Thousands
Short-term deposits and restricted cash (1)	564,247	33,554

(1)	$64 million relates to restricted cash (2019: $34 million). For further information, refer to Notes 16B to 16E and 29D.

Note 7 – Trade Receivables

	As at December 31,
	2020	2019
	$ Thousands
Trade receivables	47,948	39,321

Note 8 – Other Current Assets

	As at December 31,
	2020	2019
	$ Thousands
Advances to suppliers	876	843
Prepaid expenses	4,061	2,631
Government institutions	3,192	1,879
Indemnification asset (1)	9,047	14,750
Qoros put option (2)	-	15,571
Others	4,119	4,004
	21,295	39,678

(1)	Mainly relates to compensation receivable from OPC Hadera contractor as a result of the delay in the construction of the Hadera Power Plant. Please refer to Note 19.B.b for further details.

(2)	Refer to Note 9.B.b.2.

 Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros*
	As at December 31,
	2020	2019	2019
	$ Thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	24%

Current assets	1,201,628	630,817	570,764
Non-current assets	1,622,613	1,295,277	1,136,740
Current liabilities	(1,151,510)	(926,339)	(1,080,340)
Non-current liabilities	(1,398,276)	(1,252,022)	(503,193)
Non-controlling interests	(7,189)	(5,402)	-
Total net assets/(liabilities) attributable to the Group	267,266	(257,669)	123,971

Share of Group in net assets/(liabilities)	85,525	(82,454)	14,877
Adjustments:
Write back of assets and investment	43,505	-	-
Currency translation	-	-	20,571
Excess cost	168,118	166,724	-
Book value of investment	297,148	84,270	35,448

Investments in associated companies	297,148	84,270	35,448
Asset held for sale	-	-	69,592

*
As a result of the completion of the 12% sale of interest in Qoros in April 2020, Kenon has ceased to classify its remaining interest in Qoros as an investment in associate. Refer to Note Note 9.B.b.3 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Qoros*
	For the year ended December 31,
	2020	2019	2018	2020***	2019	2018
	$ Thousands

Revenue	3,991,696	3,299,761	3,247,864	23,852	349,832	811,997

(Loss) / income **	517,961	(18,149)	(125,653)	(52,089)	(312,007)	(330,023)

Other comprehensive income **	5,854	(9,999)	(6,057)	(3)	(8)	(23)

Total comprehensive income	523,815	(28,148)	(131,710)	(52,092)	(312,015)	(330,046)

Kenon’s share of comprehensive income	167,621	(9,007)	(42,147)	(6,251)	(37,442)	(79,211)

Adjustments	1,394	1,432	13,290	3	386	873

Kenon’s share of comprehensive income presented in the books	169,015	(7,575)	(28,857)	(6,248)	(37,056)	(78,338)

*
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2020 were approximately $13 million, $1 million, $18 million and $nil thousand (2019: $172 million, $6 million, $49 million and $33 thousand; 2018: $129 million, $5 million, $42 million and $142 thousand) respectively.

**	Excludes portion attributable to non-controlling interest.

***	The 2020 equity accounted results reflect Kenon’s share of losses in Qoros until the completion date of the sale, i.e. April 29, 2020.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1.
The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications from COVID-19). Current market conditions are impacted positively by increased freight rates and a recovery in trade volumes.

In view of the aforementioned business environment and in order to constantly improve ZIM’s results of operations and liquidity position, ZIM continues to optimize its network by entering into new partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, ZIM continues to explore options which may contribute to strengthen its capital and operational structure.

In 2018, ZIM entered into a strategic operational cooperation with the 2M alliance (the “agreement”). According to the agreement, ZIM and the parties of the 2M alliance (A.P. Moller-Maersk and Mediterranean Shipping Company, two leading shipping liner companies) exchange slots on vessels operating between Asia and the US East Coast. In addition, ZIM charters slots on vessels operated by the 2M alliance, and all parties may offer each other additional slots. The agreement enables ZIM to provide its customers improved port coverage and transit time, while maximizing vessel utilization and generating cost efficiencies. In 2019, this cooperation was extended also to certain lines in the Asia-Mediterranean, Asia-Pacific Northwest and Asia-US gulf trades.

Subsequent to year end, in February 2021, ZIM announced a strategic agreement with Seaspan, for the long-term charter of up to ten 15,000 liquefied natural gas (LNG) dual-fuel container vessels, to be delivered commencing 2023, in order to serve ZIM’s Asia-US East Coast trade.

2. Financial position

As of December 31, 2020, ZIM’s total equity amounted to $274 million (2019: $(252) million) and its working capital amounted to $50 million (2019: $(296) million). During the year ended December 31, 2020, ZIM recorded operating profit of $722 million (2019: $153 million; 2018: $(23) million) and net profit of $524 million (2019: $(13) million; 2018: $(120) million).

3. Notes repurchase

In June 2020, ZIM completed an early and full repayment of its Tranche A loans of amount $13 million. Following such repayment, certain financial covenants, such as “Total leverage ratio” and “Fixed charge cover ratio”, as well as restrictions related to assets previously securing such loans, were removed.

In September 2020, ZIM launched a tender offer to repurchase, at its own discretion, some of its notes of Tranches C and D (Series 1 and 2 Notes) up to an amount of $60 million (including related costs). In October 2020, ZIM completed the repurchase of Tranche C notes with an aggregated face value of $58 million for a total consideration (including related costs) of $47 million, resulting in a gain from repurchase of debt of $6 million.

Subsequent to year end, in January 2021, ZIM announced an early repayment of $85 million in respect of its Tranche C notes in March 2021.

As at December 31, 2020, ZIM complies with its financial covenants (see below). ZIM’s liquidity amounts to $572 million (Minimum Liquidity required is $125 million).

4.	Initial public offering

Subsequent to year end, in February 2021, ZIM completed an initial public offering (“IPO”) of its shares. Refer to Note 31.3.A for further details.

Note 9 – Investment in Associated Companies (Cont’d)

5.	Factoring facility

In 2019, ZIM entered into a revolving arrangement with a financial institution, subject to periodical renewals, for the recurring sale, meeting the criteria of “true sale”, of portion of receivables, designated by ZIM. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of $100 million), net of the related fees. The collection of receivables previously sold, enables the recurring utilization of the above-mentioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9.  Further to this arrangement, ZIM is required to comply with a minimum balance of cash (as determined in the agreement) in the amount of $125 million, as described above), as well with other requirements customarily applied in such arrangements.

6.	Impairment assessment

For the purpose of IAS 36, ZIM, which operates an integrated liner network, has one cash-generating unit (“CGU”), which consists of all of ZIM’s operating assets. As at December 31, 2020, ZIM did not identify any impairment indicators in respect of its CGU. The recoverable amount, for the purpose of its annual impairment test for goodwill, was based on fair value less cost of disposal of the CGU, and did not result in an impairment.

Due to an improvement in ZIM’s financial performance in 2020, Kenon, independently and separately from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with IAS 28 and IAS 36. For the year ended December 31, 2020, Kenon concluded that the carrying amount of the investment in ZIM is lower than the recoverable amount, and therefore, an impairment reversal was recognized. In 2016, Kenon recognized an impairment loss of $72 million in relation to its carrying value of ZIM. In 2017, Kenon recorded an impairment write-back of $28 million. Based on the valuation was described above, in 2020, Kenon recorded a write back of impairment of $44 million in the consolidated statements of profit and loss, and after accounting for its share of profits in ZIM for the year, resulted in a carrying value in ZIM as at December 31, 2020 of $297 million.

For the purposes of Kenon’s impairment assessment of the Group’s investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”). The valuation is predominantly based on publicly available information and earnings of ZIM over the 12-month period to December 31, 2020. The valuation approach was based on the equity method, recognizing the cost of investment share of profits in ZIM, and subsequently to assess a maintainable level of earnings to form a view on the appropriate valuation range as at December 31, 2020.

The following data points and benchmarks were considered by the independent valuer:

1)	An implied EV/EBITDA range of 5.5x to 6.5x based on LTM EBITDA multiples of comparable companies as of latest publicly available financial information;

2)	An estimated sustainable EBITDA computed based on the average EBITDA of the last three years; and

3)	Costs of disposal of 2% of EV.

The independent valuer arrived at a range of equity valued between $430 million and $585 million after adjustments for Net Debt. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

Note 9 – Investment in Associated Companies (Cont’d)

b.	Qoros Automotive Co. Ltd. (“Qoros”)

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands
Gain on sale of 26% interest in Qoros	9.B.b.2	-	-	504,049
Gain on sale of 12% interest in Qoros	9.B.b.3	152,610	-	-
Fair value gain on long-term investment	9.B.b.3	154,475	-	-
Fair value loss on put option	9.B.b.3	(3,362)	(18,957)	(39,788)
Recovery of financial guarantee	9.B.b.4.h	6,195	11,144	62,563
		309,918	(7,813)	526,824

1.
As at December 31, 2020, the Group holds a 12% equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% equity interest and the remaining 63% interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”). See Note 9.B.b.3 for further information.

2.	Qoros introduced a New Strategic Partner.

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $504 million) (“2018 investment”); this was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion ($260 million) from the dilution.

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

The New Qoros Investor also had an option exercisable within two years from the closing date of the transaction to increase its stake to 67% by investing further directly into Qoros. In January 2020, the option expired.

As a result of the transaction, Kenon recognized a gain on third party investment in Qoros of approximately $504 million for the year ended December 31, 2018. The gain included recognition of Kenon’s put option in relation to Qoros which was initially valued at approximately $130 million. It was subsequently reduced by approximately $40 million to approximately $90 million as a result of fair value assessment at December 31, 2018. In 2019, it was further reduced by approximately $19 million to approximately $71 million as a result of the fair value assessment as at December 31, 2019. As at December 31, 2019, the put option was presented in the accompanying balance sheet under other current assets and other non-current assets.

Note 9 – Investment in Associated Companies (Cont’d)

3.
In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million) (“2019 Transaction”), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor. As at December 31, 2019, the interest to be sold was classified as asset held for sale. In April 2020, Kenon completed the sale of this half of its remaining interest in Qoros and received payment of RMB1,560 million (approximately $220 million).

Kenon recognized a gain of approximately $153 million from the sale of its 12% interest in Qoros (previously accounted for as an asset held for sale) and the derecognition of the current portion of the put option pertaining to the 12% interest sold.

As a result of the sale, Kenon lost significant influence over Qoros and ceased equity accounting. Since April 29, 2020, the remaining 12% interest in Qoros was accounted for on a fair value basis through profit or loss and, together with the non-current portion of the put option pertaining to the remaining 12% interest (see Note 9.B.b.2), was reclassified in the statement of financial position as a long-term investment. Upon reclassification, Kenon immediately recognized a fair value gain of approximately $139 million and the long-term investment was initially measured at a combined fair value of approximately $220 million. As at year end, primarily due to the appreciation of RMB against the USD, the fair value of the long-term investment increased by approximately $15 million to $235 million.

In 2020 up until the completion date of the sale, the aggregate current and non-current put option value was reduced by approximately $3 million to $68 million as a result of the fair value assessment as at completion date of the sale.

The sale was not made pursuant to the put option described above in Note 9.B.b.2. As a result of the sale, the New Qoros Investor assumed its pro-rata share of guarantees and equity pledges of Kenon and Chery based on the change to its equity ownership.

Note 9 – Investment in Associated Companies (Cont’d)

4.	Financial Guarantees Provision and Releases

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

As part of the reduction of guarantee obligations in Note 9.B.b.4, Kenon pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility.

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

Since December 2018, all provisions related to financial guarantees have been released. This was a result of Kenon’s assessment that, following the 2019 Transaction, that the likelihood of future cash payments in relation to the guarantees was not probable.

Note 9 – Investment in Associated Companies (Cont’d)

Set forth below is an overview of the movements in provision for financial guarantees provided by Kenon as described above:

Date	Description	Amount ($ million)
June 2016	Provision in respect of Kenon’s “back-to-back” guarantee obligations to Chery (See Note 9.B.b.4.e)	160
December 2016	Shareholder loan to Qoros (See Note 9.B.b.4.f)	(36)
March 2017	Transfer of First Tranche Loans (See Note 9.B.b.4.g)	(64)
April 2017	Transfer of Second Tranche Loans (See Note 9.B.b.4.g)	(16)
January 2018	Release of remaining financial guarantees (See Note 9.B.b.4.g)	(44)
December 2018	Year end balance	-

As at December 31, 2020, Quantum has pledged approximately 11% of the equity of Qoros in relation to Qoros’ RMB1.2 billion loan facility. Following completion of the sale, in July 2020 the New Qoros Investor provided a counter guarantee to Kenon in respect of the New Qoros Investor’s share of bank guarantee obligations in relation to Qoros’ RMB1.2 billion loan facility, and Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $23 million.

h. As described above, in connection with the previous reductions in Kenon’s back-to-back guarantee obligations to Chery, Kenon provided cash collateral to Chery and the relevant agreements provide that Kenon is entitled to a proportionate return of this cash collateral to the extent that Chery's guarantee obligations are reduced. Kenon therefore received aggregate cash payments of $17 million from Chery in December 2019 and April 2020 following repayments on Qoros' bank loans and corresponding reductions of Chery’s obligations under its guarantees, bringing the total cash received from Chery to RMB244 million (approximately $36 million) in connection with these repayments.

i. Qoros’ debt-to-asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of its syndicated credit facility, and in 2016, the lenders under this credit facility waived compliance with the financial covenants through the first half of 2020. The waiver has not been extended and Qoros’ debt-to-asset ratio continues to exceed, and its current ratio continues to be less than, the permitted ratios. Qoros’ syndicated lenders have not revised such covenants and could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility. Such a default results in a cross default, and enabling the lenders to require immediate payment under, Qoros’ RMB 1.2 billion and RMB 700 million facilities.

Note 9 – Investment in Associated Companies (Cont’d)

C.	Restrictions

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

On July 14, 2014 the State of Israel and ZIM reached a settlement agreement (the “Settlement Agreement”) that was validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: the State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

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

In December 2020, ZIM filed a registration statement with the US Securities and Exchange Commission in connection with a proposed initial public offering of its shares. Kenon did not participate in the proposed offering, and agreed to a customary 180-day lock-up period commencing January 27, 2021, during which it will not sell or distribute its ZIM shares. Subsequent to year end, in January 2021, ZIM was successful in the initial public offering of its shares. Refer to Note 31.3.A for further details.

Note 10 – Subsidiaries

A.	Investments

1.	O.P.C. Energy Ltd.

OPC is engaged in the area of generation and supply of electricity and energy to private customers in Israel and Israel Electric Company (“IEC”) and the System Administrator, including initiation, development, construction and operation of power plants and facilities for the generation of energy. As at December 31, 2020, OPC’s activities are carried out only in Israel. In October 2020, OPC signed an agreement to acquire the CPV Group (as defined in Note 19.B.f), which is engaged in the area of generation of electricity in the United States (including through the use of renewable energy). The transaction was completed in January 2021. Refer to Note 19.B.f for further details. OPC’s electricity generation activities and supply thereof focus on generation of electricity using conventional technology and cogeneration technology, and is in the process of constructing an open-cycle plant using conventional technology (a Peaker plant).

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

Set forth below are details regarding OPC’s material subsidiaries:

		Ownership interest as at December 31
	Main location of company's activities	2020	2019
O.P.C. Rotem Ltd.	Israel	80%	80%
O.P.C. Hadera Ltd.	Israel	100%	100%
Tzomet Energy Ltd.	Israel	100%	95%
O.P.C. Sorek 2 Ltd.	Israel	100%	100%

Note 10 – Subsidiaries (Cont’d)

a.	Impact of COVID-19

The COVID-19 outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, supply chain interruptions and overall economic and financial market instability.

As a result of the restrictions on international travel as described above, an amendment to the construction of the Tzomet power plant agreement was signed in March 2020, and the completion of the Tzomet power plant is now expected to take place in January 2023. For further details on the amendment, refer to Note 19.B.d.

Similarly, the maintenance work on the Rotem power plant was postponed by a few months as a result of the restrictions in place. Refer to Note 19.B.a for further information.

For details regarding the impact of COVID-19 on the flow of gas from the Karish Tanin reservoir, refer to Note 19.B.e.

The continuity of the construction work on the Rotem power plant and the renovation work at the Hadera power plant could be impacted by the international travel and logistical restrictions due to COVID-19. As at year end, the operations of OPC’s active power plants have continued as they are considered “essential enterprises”, hence, COVID-19 had not had a significant impact on OPC’s results and activities.

b.	O.P.C Rotem Ltd. (“OPC Rotem”)

OPC Rotem operates the Rotem Power Plant located in the Rotem Plain. Its operations commenced on July 6, 2013, and OPC Rotem has a license which allows it to produce and sell electricity for a period of 30 years from that date. The Rotem power plant operates using conventional technology in an integrated cycle and has generation capacity of about 466 megawatts (“MW”). The remaining 20% is held by Veridis.

c.	O.P.C. Hadera Ltd. (“OPC Hadera”)

OPC Hadera holds a permanent electricity generation license for the Hadera Power Plant and a supply license, which have a validity of 20 years, and may be extended for an additional 10 years subject to approval. The Hadera Power Plant commenced commercial operations in July 2020, uses cogeneration technology and has an installed capacity of 144 MW. In addition, OPC Hadera owns the Energy Center (boilers and turbines on the premises of Hadera Paper Mills Ltd. (“Hadera Paper”). The Energy Center is operated as a back-up for the supply of steam.

OPC Hadera supplies all the electricity and steam needs of Hadera Paper, which is located adjacent to the Hadera Power Plant, for a period of 25 years, through the Hadera Power Plant and Energy Center, which serves as a back-up for the supply of steam. In addition, the Hadera Power Plant also supplies electricity to private customers and to IEC.  During December 2020 and up to January 2021, planned replacement and renovation work was performed in connection with certain components in the gas and steam turbines. Further work is expected to be performed in 2021. During performance of said work, the power plant was and will be operated in a partial manner for a cumulative period of about four months.

Note 10 – Subsidiaries (Cont’d)

d.	Tzomet Energy Ltd. (“OPC Tzomet”)

OPC Tzomet is in the construction stages of a power plant powered by natural gas using open-cycle conventional technology (a peaker plant) with a capacity of about 396 MW (“Tzomet power plant”). The Tzomet power plant is located near the Plugot Intersection, in the area of Kiryat Gat. As at year end, the investment in the Tzomet power plant amounts to about NIS 694 million (approximately $216 million).

Acquisition of OPC Tzomet

In March 2018, OPC completed the acquisition of 95% of the shares of OPC Tzomet (hereinafter – “95% acquisition”). The total consideration was approximately $23 million, where the final payment of $16 million was made in February 2020, of which $2 million was paid to the previous owners of OPC Tzomet for loan repayment.

In January 2019, OPC signed an agreement with the private shareholders in OPC Tzomet, for which a trustee held the remaining 5% of  OPC Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers sold their shares in OPC Tzomet to OPC. The aggregate consideration paid by OPC was approximately $8 million.

OPC Tzomet’s assets are included within OPC’s property, plant and equipment as it is an asset acquisition.

Tariff approval

In April 2019, OPC Tzomet received a conditional license for construction of the Tzomet power plant. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Israeli Minister of Energy), and is conditional on compliance with milestones provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type.

Peaker power plants receive payment for availability and reimbursement of expenses in respect of electricity generated in accordance with the tariffs provided by the EA. Subject to completion of the construction of the Tzomet Power Plant and receipt of a permanent generation license, all of the plant’s capacity will be allotted to the System Administrator in the framework of a fixed availability arrangement and OPC Tzomet will not be permitted to sign agreements for sale of electricity with private customers.

In December 2019, OPC Tzomet received tariff approval from the EA for the power plant. Under the tariff approval, the commercial operation date is expected to be 36 months from the completion of financial closing as described above. Subject to completion of the power plant and receipt of a permanent generation license, OPC Tzomet will be entitled to tariffs in respect of sale of availability and energy to the System Administrator for a period of twelve months commencing from the date of receipt of the permanent generation license. It is noted that the connection study OPC Tzomet received included approval of a reduced availability tariff in 2023, pursuant to the decision of the EA.

Note 10 – Subsidiaries (Cont’d)

Petition filed in the Supreme Court sitting as the High Court of Justice

For details regarding a petition filed in the Supreme Court sitting as the High Court of Justice in connection with the Tzomet project, please refer to Note 19.A.d.

Lease of OPC Tzomet land

In January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 85 dunams for the construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”). ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – the “Development Agreement”), which after fulfillment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, i.e. up to November 4, 2044. In addition, in January 2020, the option agreement signed by OPC Tzomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company (Tzomet Netiv Limited Partnership) that will own the rights in the Land upon receipt of approval of ILA for this purpose (hereinafter – the “Joint Company”). In May 2020, the transfer of rights to the Joint Company was completed. The Joint Company was established as a limited partnership, where the composition is as follows i) General Partner of the Tzomet Netiv Limited Partnership holds 1%, in which the Kibbutz and OPC Tzomet hold 26% and 74% respectively, ii) Limited partners hold 99%, where the Kibbutz (26%) and OPC Tzomet (73%) hold rights as limited partners.

As part of the agreement of principles for establishment of the Joint Company, it was provided that the Kibbutz will sell to the Joint Company its rights in the Land, under which a Development Agreement with ILA was signed and paid for an aggregate amount of NIS 30 million (approximately $9 million) (“the Agreement of Principles for Establishment of the Joint Company”). In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification where the capitalization fees for the Land was approximately NIS 207 million (approximately $60 million) (as detailed below). In February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

In January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) of about NIS 207 million (approximately $60 million) (not including VAT) was set (hereinafter – “the Initial Assessment”). The Initial Assessment was subject to control procedures. OPC Tzomet, on behalf of the Joint Company, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through OPC, the balance, at the rate of 25% as a bank guarantee in favor of ILA. Subsequent to year end, in January 2021, a final assessment was received from ILA where the value of the usage fees in the land for a period of 25 years, to construct a power plant with a capacity of 396 megawatts was NIS 200 million (approximately $62 million) (the “Final Assessment”). In February 2021, the Joint Company submitted a legal appeal on the amount of the Final Assessment, and it also intends to submit an appraiser’s appeal in accordance with ILA’s procedures. In March 2021, a reimbursement of NIS 7 million (approximately $2 million), which included linkage differences and interest in respect of the difference between capitalized fees paid and the Final Assessment amount, was received. In addition, the bank guarantee was also reduced by the amount of 25% of said difference.

As at December 31, 2020, the amounts paid in respect of the land was classified in the consolidated statement of financial position under “Right‑of‑use assets, net”. The unpaid balance of the Initial Asssesment of approximately NIS 44 million (approximately $14 million) was classified in the consolidated statement of financial position as at December 31, 2020 as current maturities of lease liabilities.

Note 10 – Subsidiaries (Cont’d)

e.	OPC Sorek 2 Ltd. (“OPC Sorek 2”)

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility) with a generation capacity of up to 99 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel.

Establishment of the Sorek B Generation Facility is contingent on, among other things, completion of the planning and/or licensing processes and receipt of approval with respect to the ability to output electricity from the site, which as at the submission date of the report had not yet been received. In OPC’s estimation, the construction of the Sorek B Generation Facility is expected to end in the second half of 2023, and the total cost of the project is expected to be approximately NIS 200 million (approximately $62 million).

f.	Setting of tariffs by the EA

In January 2018, the EA published a resolution which took effect on January 15, 2018, regarding update of the tariffs for 2018, whereby the rate of the generation component was raised by 6.7% from NIS 264 per MWh to NIS 281.6 per MWh.

In December 2018, the EA published a decision that entered into effect on January 1, 2019, regarding update of the tariffs for 2019, whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

In December 2019, the EA published a decision that entered into effect on January 1, 2020, regarding update of the tariffs for 2020, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh.

In December 2020, the EA published a decision that entered into effect on January 1, 2021, regarding update of the tariffs for 2021, whereby the rate of the generation component was reduced by 5.7% from NIS 267.8 per MWh to NIS 252.6 per MWh. A decrease in the generation component is expected to have a negative impact on OPC’s profits in 2021 compared to 2020.

g.	Dividend

In 2018, OPC Rotem distributed dividends, and OPC’s share of the dividends was NIS 116 million (approximately $32 million).

In 2019, OPC Rotem distributed divdends, and OPC’s share of the dividends was NIS 190 million (approximately $54 million). In the same year, OPC distributed dividends on aggregate of approximately NIS 236 million (approximately $92 million), and Kenon’s share of the dividends were approximately $48 million.

In February 2020, OPC Rotem distributed dividends and OPC’s share of the dividend was NIS 170 million (approximately $50 million).

Note 10 – Subsidiaries (Cont’d)

h.	Issuance of new shares by OPC

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

In September 2019, OPC issued 5,849,093 new ordinary shares at a price of NIS 26.5 per share to four external institutional entities. Total cash consideration of approximately NIS 155 million (approximately $44 million) was received. As a result of the share issuance, Kenon registered a decrease of 3% in equity interests of OPC from 73% to 70%. Accordingly, in 2019 the Group recognised $20 million in non-controlling interests and $24 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In October 2020, OPC published a shelf offer report for issuance of ordinary shares of NIS 0.01 par value each to the public through a uniform offer with a range of quantities by means of a tender on the price per unit and the quantity. Kenon submitted bids for participation in the tender at prices not less than the uniform price determined in the tender, and as part of the issuance it was issued 10,700,200 shares for a consideration of approximately $101 million. A total of 23,022,100 shares were issued to the public. The gross proceeds from the issuance amount to approximately NIS 737 million (approximately $217 million) and the issuance expenses amounted to approximately NIS 5 million (approximately $1 million).

In addition, in October 2020, OPC completed a private offer of 11,713,521 ordinary shares to institutional entities from the Clal group and Phoenix group. The price per ordinary share with respect to each of the offerees was NIS 29.88, which was determined through negotiations between the offerees. The gross proceeds from the issuance amount to approximately NIS 350 million (approximately $103 million) and the issuance expenses amount to approximately NIS 5 million (approximately $1 million).

Following completion of the above share issuances, as at year end Kenon registered a decrease of 8% in equity interest in OPC from 70% to 62%. Accordingly, in 2020 the Group recognised $136 million in non-controlling interests and $182 million in accumulated profits arising from changes in the Group’s proportionate share of OPC. Subsequent to year end, OPC issued additional shares. Refer to Note 31.2.A for further details.

2.	IC Green Energy Ltd (“IC Green”)

In 2020, IC Green acquired the remaining interests of ICG Energy, Inc (“ICGE”) (formerly known as Primus Green Energy Inc.), and as at year end, held 100% interest in ICGE (2019: 90.85%). In August 2020, ICGE sold substantially all of its assets to a third party, Bluescape Clean Fuels LLC for $1.6 million. Subsequent to year end, in January 2021, IC Green transferred its interest in ICGE to OPC at zero consideration.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2020, 2019 and 2018 that has material NCI:

	As at and for the year ended December 31,
	2020	2019	2018
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	39.09%	35.31%	32.23%
Current assets	693,913	204,128	184,211
Non-current assets	1,040,400	807,133	720,469
Current liabilities	(221,975)	(100,313)	(77,792)
Non-current liabilities	(980,028)	(663,328)	(624,570)
Net assets	532,310	247,620	202,318
Carrying amount of NCI	208,080	87,435	65,215

Revenue	385,625	373,142	363,262
(Loss)/profit after tax	(12,583)	34,366	26,266
Other comprehensive (loss)/income	(2,979)	15,569	(14,280)
(Loss)/profit attributable to NCI	(2,567)	16,433	11,396
OCI attributable to NCI	(616)	4,353	(4,554)
Cash flows from operating activities	104,898	109,254	85,581
Cash flows from investing activities	(643,942)	(41,123)	(102,080)
Cash flows from financing activites excluding dividends paid to NCI	489,919	(40,539)	(34,474)
Dividends paid to NCI	(12,412)	(13,501)	-
Effect of changes in the exchange rate on cash and cash equivalents	12,566	9,202	(7,570)
Net (decrease)/increase in cash and cash equivalents	(48,971)	23,293	(58,543)

* The NCI percentage represents the effective NCI of the Group.

Note 11 – Long-Term Prepaid Expenses

	As at December 31,
	2020	2019
	$ Thousands
Deferred expenses, net (1)	26,776	22,600
Contract costs	5,036	4,721
Others	12,837	2,864
	44,649	30,185

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Note 12 – Other Non-Current assets

	As at December 31,
	2020	2019
	$ Thousands
Qoros put option (1)	-	55,575
Others	-	2,142
	-	57,717

(1)	Refer to Note 9.B.b.2.

Note 13 – Deferred Payment Receivable

	As at December 31,
	2020	2019
	$ Thousands
Deferred payment receivable	-	204,299

As part of the sale of IC Power’s Latin America businesses in December 2017, proceeds from ISQ include a four-year deferred payment obligation accruing 8% interest per annum, payable-in-kind. In October 2020, Kenon received payment in full of approximately $218 million (approximately $188 million net of taxes).

Note 14 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2020
	Balance at beginning of year	Additions*	Disposals	Reclassification	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Roads, buildings and leasehold improvements	41,952	193	-	26,000	4,077	72,222
Facilities, machinery and equipment	499,948	4,902	(4,170)	208,931	54,217	763,828
Computers	654	179	(63)	-	(7)	763
Office furniture and equipment	1,047	60	(6)	-	31	1,132
Assets under construction	239,934	113,434	-	(234,931)	8,679	127,116
Other	36,255	16,309	(9,565)	-	841	43,840
	819,790	135,077	(13,804)	-	67,838	1,008,901

Accumulated depreciation
Roads, buildings and leasehold improvements	9,883	2,114	-	-	802	12,799
Facilities, machinery and equipment	140,626	29,341	(4,170)	-	9,836	175,633
Computers	410	140	(63)	-	24	511
Office furniture and equipment	722	29	(6)	-	12	757
Other	507	95	-	-	38	640
	152,148	31,719	(4,239)	-	10,712	190,340

Balance as at December 31, 2020	667,642	103,358	(9,565)	-	57,126	818,561

*	Additions in respect of assets under construction are presented net of agreed compensation from the construction contractor. Refer to Note 19.B.b for further details.

Note 14 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2019
	Balance at beginning of year	Additions*	Disposals	Reclassification**	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Roads, buildings and leasehold improvements	43,261	199	-	(4,679)	3,171	41,952
Facilities, machinery and equipment	465,627	1,428	(296)	(7,130)	40,319	499,948
Computers	491	145	(23)	-	41	654
Office furniture and equipment	1,026	14	(21)	-	28	1,047
Assets under construction	207,017	14,874	-	-	18,043	239,934
Other	30,701	13,041	(9,999)	-	2,512	36,255
	748,123	29,701	(10,339)	(11,809)	64,114	819,790

Accumulated depreciation
Roads, buildings and leasehold improvements	8,059	1,544	-	(277)	557	9,883
Facilities, machinery and equipment	103,570	28,903	(319)	(264)	8,736	140,626
Computers	310	108	(23)	-	15	410
Office furniture and equipment	691	44	(22)	-	9	722
Other	405	107	(38)	-	33	507
	113,035	30,706	(402)	(541)	9,350	152,148

Balance as at December 31, 2019	635,088	(1,005)	(9,937)	(11,268)	54,764	667,642

*	Additions in respect of assets under construction are presented net of agreed compensation from the construction contractor. Refer to Note 19.B.b for further details.

**	Reclassified to Right-of-use assets after initial application of IFRS 16. Refer to Note 18 Right-of-use assets.

B.	Net carrying values

	As at December 31,
	2020	2019
	$ Thousands
Roads, buildings and leasehold improvements	59,423	32,069
Facilities, machinery and equipment	588,195	359,322
Computers	252	244
Office furniture and equipment	375	325
Assets under construction	127,116	239,934
Other	43,200	35,748
	818,561	667,642

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

D.	The amount of borrowing costs capitalized in 2020 was approximately $9 million (2019: $12 million).

E.	Fixed assets purchased on credit in 2020 was approximately $32 million (2019: $11 million).

F.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2020	2019
	$ Thousands
Depreciation included in gross profit	33,135	31,141
Depreciation charged to selling, general and administrative expenses	787	766
	33,922	31,907

Amortization of intangibles charged to selling, general and administrative expenses	249	185
Depreciation and amortization from continuing operations	34,171	32,092

G.	Change in estimates of useful life

In 2019, OPC updated the estimate of the balance of the useful life of the various components in the Rotem Power Plant as at October 1, 2019, from a period of 19 years to 24 years. The impact of the change is as follows:

	2019	2020	2021	2022	2023	2024 and after
	$ Thousands

(Decrease)/increase in depreciation	(956)	(3,753)	(3,753)	(3,753)	(3,753)	16,005

Note 15 – Intangible Assets, Net

A.	Composition:

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2020	21,586	1,560	294	23,440
Acquisitions – self development	-	368	-	368
Disposals	-	(3)	-	(3)
Translation differences	10	114	39	163
	21,596	2,039	333	23,968

Amortization
Balance as at January 1, 2020	21,455	686	66	22,207
Amortization for the year	-	219	30	249
Disposals	-	(3)	-	(3)
Translation differences	-	55	8	63
Balance as at December 31, 2020	21,455	957	104	22,516

Carrying value
As at January 1, 2020	131	874	228	1,233
As at December 31, 2020	141	1,082	229	1,452

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2019	21,880	1,248	454	23,582
Acquisitions – self development	-	273	-	273
Disposals	(319)	(45)	(210)	(574)
Translation differences	25	84	50	159
	21,586	1,560	294	23,440

Amortization
Balance as at January 1, 2019	21,545	524	207	22,276
Amortization for the year	-	170	15	185
Disposals	(95)	(45)	(168)	(308)
Translation differences	5	37	12	54
Balance as at December 31, 2019	21,455	686	66	22,207

Carrying value
As at January 1, 2019	335	724	247	1,306
As at December 31, 2019	131	874	228	1,233

Note 15 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2020	2019
	$ Thousands
Intangible assets with a finite useful life	1,311	1,102
Intangible assets with an indefinite useful life or not yet available for use	141	131
	1,452	1,233

Note 16 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 30, in connection with financial instruments.

	As at December 31
	2020	2019
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	39,702	36,630
Non-convertible debentures	6,769	8,841
Others	-	134
	46,471	45,605

Non-current liabilities
Loans from banks and others	575,688	503,647
Non-convertible debentures	296,146	73,006
	871,834	576,653

Total	918,305	622,258

Note 16 – Loans and Debentures (Cont’d)

A.1          Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2020	2020	2019
	%	$ Thousands

Debentures
In shekels	4.45%	302,915	81,847

Loans from banks and others
In shekels	4.70%	615,390	540,411

		918,305	622,258

As at December 31, 2020 and December 31, 2019, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

A.2          Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Debentures	Lease liabilities	Interest SWAP contracts designated for hedging	Total
	$ Thousands

Balance as at January 1, 2020	540,720	81,847	5,385	4,225	632,177
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	(6,105)	(6,105)
Proceeds from issuance of debentures less issuance expenses	-	280,874	-	-	280,874
Receipt of long-term loans from banks	73,236	-	-	-	73,236
Repayment of loans and debentures	(39,067)	(84,487)	-	-	(123,554)
Interest paid	(21,210)	(3,630)	(149)	-	(24,989)
Payment of principal of lease liabilities	-	-	(551)	-	(551)
Costs paid in advance in respect of taking out loans	(8,556)	-	-	-	(8,556)
Net cash provided by/(used in) financing activities	4,403	192,757	(700)	(6,105)	190,355

Effect of changes in foreign exchange rates	42,607	23,795	1,581	749	68,732
Changes in fair value	-	-	-	12,145	12,145
Interest in the period	21,301	5,473	292	-	27,066
Other changes and additions during the year	6,811	829	12,047	-	19,687
Balance as at December 31, 2020	615,842	304,701	18,605	11,014	950,162

Note 16 – Loans and Debentures (Cont’d)

	Financial liabilities (including interest payable)
	Loans and credit	Debentures	Lease liabilities	Interest SWAP contracts designated for hedging	Total
	$ Thousands

Balance as at January 1, 2019	508,514	78,408	5,282	-	592,204
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	(3,257)	(3,257)
Repayment of loans and debentures	(19,377)	(3,256)	-	-	(22,633)
Interest paid	(17,620)	(3,717)	(77)	-	(21,414)
Payment of principal of lease liabilities	-	-	(618)	-	(618)
Costs paid in advance in respect of taking out loans	(1,833)	-	-	-	(1,833)
Total changes from financing cash flows	(38,830)	(6,973)	(695)	(3,257)	(49,755)

Effect of changes in foreign exchange rates	43,109	6,608	608	196	50,521
Changes in fair value	-	-	-	7,286	7,286
Interest in the period	27,466	3,804	108	-	31,378
Other changes and additions during the year	461	-	82	-	543
Balance as at December 31, 2019	540,720	81,847	5,385	4,225	632,177

Long term loans from banks and others

B.	OPC Rotem

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

The loans (which are linked to the CPI) bear fixed interest rates between 4.9% and 5.4% and are being repaid on a quarterly basis up to 2031, commencing from the fourth quarter of 2013. Rotem’s Financing Agreement also provides certain restrictions with respect to distribution of a dividend.

Pursuant to Rotem’s Financing Agreement, OPC Rotem is required to keep a Debt Service Reserve during the two-year period following completion of the power plant. The amount of Debt Service Reserve will be equivalent to the following two quarterly debt payments. As at December 31, 2020 and 2019, the amount of the Debt Service Reserve is approximately NIS 74 million (approximately $23 million) and approximately NIS76 million (approximately $22 million) respectively.

Note 16 – Loans and Debentures (Cont’d)

OPC Rotem has credit facilities from Bank Leumi of amount NIS 21 million (approximately $7 million), which were provided for OPC Rotem’s working capital needs and for provision of bank guarantees. As at December 31, 2020, OPC Rotem had utilized NIS 8 million (approximately $2 million) of said facilities for purposes of bank guarantees and collaterals for forward contracts.

Under an amendment to OPC Rotem’s Financing Agreement that was signed in December 2017, OPC Rotem committed to hold a fund of amount NIS 58 million (approximately $16 million), linked to the CPI (hereinafter - the “Owner’s Guarantee Fund”). As at December 31, 2019, OPC Rotem completed accruing the Owner’s Guarantee Fund, and in February 2020, part of the corporate guarantees provided by OPC and Veridis of approximately NIS 46 million (approximately $13 million) and NIS 12 million (approximately $3 million) were cancelled. These were replaced by bank guarantees from OPC and Veridis of the same amounts in September 2020.

In addition to the bank guarantees described above, corporate guarantees were provided by OPC and Veridis of approximately NIS 12 million (approximately $4 million) and NIS 3 million (approximately $1 million) respectively.

As at December 31, 2020, OPC Rotem and OPC were in compliance with all the covenants in accordance with Rotem’s Financing Agreement.

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

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans are to be repaid in quarterly installments up until 2037, commencing from the first quarter of 2020.

In connection with the Hadera Financing Agreement, liens were placed in favor of Bank Discount, as a trustee for the collaterals on behalf of Hadera’s Lenders, on some of OPC Hadera’s existing and future assets, on the rights of OPC Hadera and on the holdings of OPC in OPC Hadera. Hadera’s Financing Agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans, which provide that, among other things, distributions and repayments as stated may be made at the earliest after 12 months from the commercial operation date of the Hadera Power Plant and after at least 3 debt repayments. In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters (as at December 31, 2020 – approximately NIS 29 million (approximately $9 million)), and an owner’s guarantee fund of NIS 15 million (approximately $5 million).

In addition, in May 2020, OPC provided a bank guarantee of NIS 50 million (approximately $16 million), which was secured by a deposit in the amount of NIS 25 million (approximately $8 million). Subsequent to year end, in March 2021, the guarantee was cancelled and the deposit was released. In order to secure OPC’s liabilities under the Hadera Financing Agreement, OPC Hadera provided to Hadera’s Lender a pledged deposit (by means of a shareholders’ loan from OPC) of NIS 15 million (approximately $5 million).

Separately, in March 2021, OPC provided a parent company guarantee to Hadera’s Lenders whereby, to the extent that OPC Hadera is not able to repay the loan in the first half of 2021 according to the repayment schedule, OPC will transfer money to OPC Hadera in the cumulative amount of NIS 30 million (approximately $9 million) for purposes of the repayment.

As at December 31, 2020, Hadera withdrew a total of NIS 64 million (approximately $20 million) out of the Hadera Financing Agreement. The loans under Hadera’s financing agreement are either linked to the CPI or unlinked. The loans bear interest rates between 3.1% and 3.9% on the CPI-linked loans, and between 4.7% and 5.4% on the unlinked loans, and are repaid in quarterly installements up to 2037, commencing from the first quarter of 2020.

As at December 31, 2020, OPC Hadera and OPC were in compliance with all of the covenants pursuant to Hadera’s Financing Agreement.

Note 16 – Loans and Debentures (Cont’d)

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

As at December 31, 2020, OPC Tzomet and OPC were in compliance with all the covenants in accordance with Tzomet’s Financing Agreement. The loans are to be repaid quarterly, which will begin shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of Tzomet’s Financing Agreement (however not later than December 31, 2042).

As of December 31, 2020 withdrawals totalling NIS 187 million (approximately $58 million) were made from the long-term loans framework. The loans bear annual interest at the rate of prime +0.95%.

OPC Tzomet’s equity subscription agreement

In December 2019, an equity subscription agreement (hereinafter – “Tzomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, the Company undertook certain commitments to the Lenders in connection with OPC Tzomet and its activities, including investment of shareholders’ equity in OPC Tzomet of about NIS 293 million (approximately $91 million). As at December 31, 2020, OPC had invested in OPC Tzomet shareholders’ equity NIS 208 million (approximately $65 million). The balance of the shareholders’ equity is to be provided in increments, and OPC provided a bank guarantee, which as at December 31, 2020, stood at approximately NIS 85 million (approximately $26 million) (linked to the CPI) and which was secured by a deposit of NIS 43 million (approximately $13 million). Subsequent to year end, OPC provided to OPC Tzomet the remaining balance of the required shareholders’ equity and accordingly, the bank guarantee was cancelled.

Note 16 – Loans and Debentures (Cont’d)

E.	OPC

Short-term loans

In December 2019, the Company signed a framework agreement for taking out short‑term credit with a bank, for purposes of payment of the Initial Assessment of OPC Tzomet (as stated in Note 10.A.1.c), up to the end of March 2020 (hereinafter – “the Credit Framework Agreement”). In January 2020, OPC withdrew a loan of NIS 169 million (approximately $53 million) for the purpose of payment of the Initial Assessment as described in Note 10.A.1.d. The Loan was repaid in April 2020.

In March 2020, OPC took a loan from Bank Mizrahi Tafahot Ltd. (“Bank Mizrahi”), a related party of the Group, of amount NIS 50 million (approximately $16 million). The loan bore interest at the annual rate of prime +1.25% and was repaid in May 2020.

Credit framework agreement with Harel Insurance Investments & Financial Services Ltd. (“Harel”)

In October 2020, OPC signed a loan facility agreement with Harel in an amount of NIS 400 million (approximately $124 million) (the “Loan Facility”), which may be drawn down within 24 months from the signing date of the agreement, subject to the completion of the acquisition of CPV (as described in Note 19.B.f), which completed in January 2021 (refer to Note 19.B.f for further details). OPC may draw funds under the Loan Facility on a short-term or long-term basis, for a period of up to 36 months. The long-term loans are to be repaid 36 months from the earlier of the date on which the first long-term withdrawal is made, or 24 months from the signing date of the agreement.

The Loan Facility will accrue interest at a rate of Bank of Israel base interest plus a margin between 2.55% and 2.75%, paid on a quarterly basis. The proceeds of the Loan Facility are intended to be used for (i) payment of part of the consideration for the acquisition of the CPV group, providing amounts required for the CPV group to develop its business; and/or (ii) to fund OPC’s existing operations.

Should a loan be drawn down, OPC will be subject to various financial covenants, of which non-compliance will trigger the interest rate on the loans to increase by 2%. The Loan Facility provides a number of restrictions, commitments and breach events with respect to OPC and the CPV Group. In order to secure OPC’s liabilities to Harel, a lien will be placed in favor of Harel on OPC’s direct and indirect rights (as a limited partner in the Partnership), and on certain bank accounts of OPC and the General Partner (as defined in Note 19.B.f).

On-call framework agreement with Bank Mizrahi

In November 2020, OPC signed an on-call framework agreement with Bank Mizrahi of amount NIS 75 million (approximately $23 million). The framework is valid until November 2021. The loans withdrawn will be for a period of 12 months and is subject to an annual interest rate of prime +0.9%. In addition, OPC will be subject to certain financial covenants. As at year end, the framework had not yet been used.

As at December 31, 2020, OPC was in compliance with all its financial covenants.

Note 16 – Loans and Debentures (Cont’d)

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

In 2020, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, OPC recorded an increase in the liabilities as a result of revaluation of the financial derivative in respect of the CPI Transactions (hereinafter – “the Derivative”), in the amount of about NIS 42 million (approximately $13 million), which was recorded as part of other comprehensive income. As at the date of the report, the fair value of the Derivative amounted to about NIS 48 million (approximately $15 million). OPC deposits collaterals to secure its liabilities to the bank in connection with the Derivative. As at the date of the report, the collateral amounted to about NIS 35 million (approximately $11 million). The value of the Derivative was calculated by means of discounting the linked shekel cash flows expected to be received less the discounted fixed shekel cash flows payable. An adjustment was made to this valuation for the credit risks of the parties.

Series A Debentures

In May 2017, OPC issued debentures (Series A). The par value of the debentures was NIS 320 million (approximately $85 million), bore annual interest at the rate of 4.95% and were repayable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Under the terms, the interest on the debentures will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. In August 2017, OPC listed the debentures for trading on the TASE and accordingly, from that date, interest on the debentures (Series A) was reduced by 0.5%, to 4.45% per year.

Subsequent to the additional issuance of Series B debentures in October 2020 as described below, OPC made early redemption of its Series A debentures. As a result of the early redemption, the debt service reserve of approximately NIS 67 million (approximately $19 million) was released. The total amount of full early redemption, in respect of principal, interest and compensation, amounted to approximately NIS 313 million (approximately $92 million). The compensation component of approximately NIS 41 million (approximately $12 million) will be recorded in the consolidated statements of profit & loss in 2020, under Financing expenses.

Series B Debentures

In April 2020, OPC issued debentures (Series B) with a par value of NIS400 million (approximately $113 million), which were listed on the TASE. As a result, approximately $111 million representing the par value, net of issuance cost is recognised as debentures. The debentures are linked to the Israeli consumer price index and bear annual interest at the rate of 2.75%. The principal and interest of the debentures (Series B) are repayable every six months, commencing on March 31, 2021 (on March 31 and September 30 of every calendar year) through September 30, 2028. The debentures were rated A3 by Midroog and A- by S&P Global Ratings Maalot Ltd.

In October 2020, OPC issued additional Series B debentures of par value NIS 556 million (approximately $162 million) (the “Expansion of Series B”). The gross proceeds of the issuance amount to approximately NIS 584 million (approximately $171 million) and the issuance costs were approximately NIS 7 million (approximately $2 million).

A trust certificate was signed between OPC and Reznik Paz Nevo Trusts Ltd. in April 2020, which details customary grounds for calling the debentures for immediate repayment (subject to cure periods), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in OPC’s financial position, etc. The trust certificate also includes a commitment of OPC to comply with certain financial covenants and restrictions as follows: As at December 31, 2020, OPC’s shareholders’ equity was NIS 1,671 million (approximately $520 million) (minimum required is NIS 250 million, and for purposes of a distribution, NIS 350 million); the ratio of OPC’s shareholders’ equity to OPC’s total assets was 60% (minimum required is 17%, and for purposes of distribution, 27%); the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and the EBITDA is 2.7 (maximum allowed is 13, and for purposes of a distribution, 11).

Note 17 – Trade and Other Payables

	As at December 31,
	2020	2019
	$ Thousands

Trade Payables	92,542	36,007
Accrued expenses and other payables	21,870	6,603
Government institutions	3,144	1,972
Employees and payroll institutions	5,940	4,983
Interest payable	2,314	516
Liability in respect of acquisition of non-controlling interests	-	1,302
Others	2,432	875
	128,242	52,258

Note 18 – Right-Of-Use Assets and Lease Liabilities

A)	The Group leases the following items:

i)	Land

The leases are typically entered into with government institutions for the construction and operation of OPC’s power plants. They typically run for a period of more than 20 years, with an option for renewal.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 19.B.b.

iii)	Offices

The leases range from 3 to 10 years, with options to extend.

iv)	Low-value items

The total for low-value items on short-term leases are not material. Accordingly, the Group has not recognized right-of-use assets and lease liabilities for these leases.

B)	Right-of-use assets

	As at December 31, 2020
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	6,853	(2,141)	72,299	77,011
PRMS facility	6,506	(449)	457	6,514
Offices	3,305	(500)	(306)	2,499
Others	459	-	(459)	-
	17,123	(3,090)	71,991	86,024

Note 18 – Right-Of-Use Assets and Lease Liabilities (Cont’d)

	As at December 31, 2019
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land*	6,537	(263)	579	6,853
PRMS facility*	6,866	(451)	91	6,506
Offices	3,573	(487)	219	3,305
Others	423	-	36	459
	17,399	(1,201)	925	17,123

C)	Amounts recognized in the consolidated statements of profit & loss

	As at December 31,	As at December 31,
	2020	2019
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	149	108

D)	Amounts recognized in the consolidated statements of cash flows

	As at December 31,	As at December 31,
	2020	2019
	$ Thousands	$ Thousands

Total cash outflow for leases	551	618

Note 19 – Contingent Liabilities, Commitments and Concessions

A.           Contingent Liabilities

OPC

a.	Local Council of Shapir development levies

In December 2019, an arrangement was signed between OPC Tzomet and the Local Council of Shapir, whereby OPC Tzomet received an initial calculation of the development levies in respect of the Tzomet project, in the amount of NIS 28 million (approximately $8 million) (not including VAT) (hereinafter – the “Calculation of the Levies”). In January 2020, the Council sent OPC Tzomet a charge notification in respect of the Calculation of the Levies, in the amount of NIS 37 million (approximately $11 million), of which NIS 13 million (approximately $4 million), which was not in dispute, was paid in December 2019. In March 2020, OPC Tzomet filed an administrative petition against the Council in respect of the amount in dispute, as stated. As part of its response to the petition, it was recognized that an error of about NIS 2 million was made, resulting in an agreement to reduce the bank guarantee deposited by OPC Tzomet in favor of the Council of NIS 21 million (approximately $7 million).

Subsequent to year end, in February 2021, a compromise was reached. The Council agreed to reduce the amount of levies to about NIS 20 million (approximately $6 million). This means that OPC Tzomet will be required to top up an additional NIS 7 million (approximately $2 million), which includes levies in respect of a built-up area of 11,600 square meters which has not yet been built, and OPC Tzomet has the right to construct it with no further levies required. As at year end, a provision based on the compromise formulated was recorded in the consolidated statements of financial position.

b.	Oil Refineries Ltd. (now known as “Bazan”) gas purchase claim

In January 2018, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim by a shareholder of Bazan against former and current directors of Bazan, Israel Chemicals Ltd., OPC Rotem, OPC Hadera and IC (collectively the "Group Companies"), over: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners, (2) transactions of the Group Companies for the purchase of natural gas from Energean Israel Ltd. (“Energean”) and (3) transaction for sale of surplus gas to Bazan.

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Hearings on the proofs have been scheduled for the second half of 2021.

In OPC’s estimation, based on advice from its legal advisors, it is more likely than not that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2020.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

c.	Bazan electricity purchase claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Bazan. The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between Bazan and OPC Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of Bazan shareholders on the relevant dates. The respondents to the request include Bazan, OPC Rotem, the Israel Corporation Ltd. and the members of Bazan's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as an injunction and financial remedies.

In July 2018, OPC Rotem submitted its response to the request. Bazan’s request for summary judgement was denied and the hearings on the proofs were scheduled for the second half of 2021.

In OPC Rotem’s estimation, it is more likely than not that the request will not be accepted by the court, and accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2020.

d.	Dalia petition

In December 2019, OPC received a copy of a petition filed in the Supreme Court sitting as the High Court of Justice wherein it was requested to issue a conditional order and an interim order (the “Petition”), which was filed by Or Energy Power (Dalia) Ltd. and Dalia Energy Power Ltd. (collectively the “Petitioners”) against the EA, the Plenary Electricity Authority (“Plenary”), the State of Israel – the Ministry of Energy and OPC Tzomet (collectively the “Respondents”).

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

In February 2020, the Supreme Court cancelled the Petition with no order for expenses.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

e.	IEC power purchase agreement

In 2014 (commencing in August), letters were exchanged between OPC Rotem and IEC regarding the tariff to be paid by OPC Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of breach of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers. In OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2020. Therefore, no provision was included in the financial statements.

f.	Tamar dispute

In July 2013, the EA published four generation component tariff indices, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. In connection with the indexation of their natural gas price formula for OPC Rotem’s gas supply agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (collectively “Tamar Partners”), OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar Partners’ supply agreement. In June 2017, Tamar Partners filed a request for arbitration against OPC Rotem in accordance with the gas supply agreement. In July 2019, the arbitration ruling was received, which dismissed all of the Tamar Partners’ claims against OPC Rotem, and that Tamar Partners was to pay OPC-Rotem approximately NIS 14 million (approximately $3 million) in reimbursement for expenses. As a result, a gain of $3 million on the expenses incurred and the interest accrued on the $22 million deposited of approximately NIS 4 million (approximately $1 million) were received and recorded as Other Income and Financing Income respectively.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

B.	Commitments

a.	OPC Rotem

PPA between OPC Rotem and IEC

On November 2, 2009, OPC Rotem signed a PPA with IEC, whereby OPC Rotem undertook to construct the plant, and IEC undertook to purchase capacity and energy from OPC Rotem over a period of twenty (20) years from the commencement date of commercial operation of the plant. The PPA includes sections governing the obligations of each parties in the construction and operation period, as well as a compensation mechanism in the case of non-compliance by one of the parties with its obligations under the PPA. For more details on compensation to IEC, please refer to Note 19.A.e.

Maintenance agreement between OPC Rotem and Mitsubishi

On June 27, 2010, OPC Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing from the date of its commercial operation, for an operation period of 100,000 work hours or up to the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of about €55 million (approximately $16 million), payable over the period based on the formula provided in the agreement (hereinafter – the “Agreement”). According to the Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). In addition, Mitsubishi will supply new or renovated spare parts, as necessary. The Agreement covers scheduled maintenance and that, as a rule, OPC Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. The Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Agreement, OPC Rotem undertook to perform maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. In addition, OPC Rotem is required to provide to Mitsubishi, during the servicing, services and materials not covered under the Agreement, and will make personnel available as set forth in the agreement. The Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test. The Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem Power Plant. Mitsubishi has undertaken to compensate OPC Rotem in the event of non-compliance with the aforesaid undertakings and OPC Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem Power Plant as a result of the maintenance work; all this – up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

In 2018, an additional maintenance treatment was performed – the first maintenance treatment of the “major overhaul” type, which is performed about once every 6 years (hereinafter – “the Maintenance Work”). This Maintenance Work included extensive maintenance work in the Power Plant’s systems, particularly in the gas, steam and generator turbines. During performance of the Maintenance Work, Power Plant’s activities were suspended along with the related energy generation. The Maintenance Work was carried on as planned from September 25, 2018 and up to November 10, 2018. Supply of the electricity to the Power Plant’s private customers continued as usual – this being based on criteria published by the EA and OPC Rotem’s PPA agreement with IEC. No planned maintenance was performed in 2019.

As a result of the limitations on entry in Israel due to COVID-19, the maintenance work that was planned to be performed for the Rotem power plant in April 2020 was postponed to October 2020. In April 2020, OPC Rotem shut down the power plant for a number of days in order to perform internally-initiated tests and treatments due to the postponement. The shutdown for several days and the postponement of the maintenance date did not have a significant impact on the generation activities of the Rotem power plant and its results. In October 2020, the maintenance work was performed as planned, during which time the activities of the Rotem power plant were halted. As at publication date, the next maintenance is planned to be in October 2021, during which the activities of the Rotem Power Plant and the related energy generation activities will be discontinued for a period of 18 days.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

PPAs between OPC Rotem and private customers

OPC Rotem has entered into agreements for the sale of electricity (hereafter – “the PPA Agreements”) to its customers, with the average balance of the period being 6.5 years. The new long‑term agreements are for periods of 15 to 20 years from commencement of the supply. If a customer signed an agreement for construction of generation facilities with OPC Rotem, their PPA Agreements were extended for 15 to 20 years from the commercial operation date of the generation facility. Additionally, from time to time, OPC Rotem enters into short‑term agreements for the sale of electricity. The consideration that is stipulated in the agreements is based on the TAOZ tariff with a certain discount given with respect to the generation component. The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, OPC Rotem is committed to a minimum availability of the power supply plant (non-compliance with the said minimum availability is subject to financial penalties).

It is noted that OPC Rotem has no obligation to provide a discount with respect to the generation component in certain cases, such as the non‑supply of natural gas. The terms of the agreements also entitle OPC Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the PPA with IEC. Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to advance notice of 12 months, and to be eligible for fixed availability payments. As a rule, the PPA agreements with customers are not secured by collaterals.

Gas transmission agreement between OPC Rotem and Israel Natural Gas Lines Ltd.

In July 2010, Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (“INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas PRMS, which was constructed for OPC Rotem, at a cost of about NIS 47 million (approximately $13.6 million) and a monthly payment for use of the gas transmission infrastructure. As part of the agreement, Rotem provided a deposit to INGL, in the amount of NIS 2 million (approximately $0.6 million), to secure the monthly payment.

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

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

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

Without detracting from that stated above, pursuant to the Agreement between Tamar and OPC Rotem, OPC Rotem is defined as a “Tier B” customer and during the “Interim Period”, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” OPC Rotem is not subject to any TOP obligation. The “Interim Period” commenced based on the notification of Tamar Partners in April 2015 and ended on March 1, 2020.

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

In November 2019, an amendment to the Tamar agreement was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Rotem to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Rotem will be reduced to quantity equal to 40% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Rotem committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish and Tanin reservoirs (hereinafter – “the Karish Reservoir”), except for a limited consumption of gas during the test‑run period of the Karish Reservoir. In January 2020, the decision of the Business Competition Supervisor was received whereby OPC is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. In March 2020, all the preconditions to the amendment of the agreement were met.

Amendment of standards in connection with Deviations from Consumption Plans

In February 2020, the EA published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – the “Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the EA indicated that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (“Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision will commence from September 1, 2020. According to the Decision, the said amendment will apply to OPC Rotem after determination of supplemental arrangements for OPC Rotem, which as at the date of the report had not yet been determined. OPC is studying the Decision and will formulate a position regarding the required supplementary arrangements. Therefore, as at the date of the Report, there is no certainty regarding the extent of the impact of the unfavorable impact of the Decision, if any, on OPC’s activities.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

b.	OPC Hadera

Agreement for purchase of electricity between OPC Hadera and IEC

In September 2016, OPC Hadera signed an agreement with IEC to purchase energy and provide infrastructure services. As part of establishment of the System Administrator under the reform of IEC, in September 2020 OPC Hadera received notification of assignment of the agreement to the System Administrator. As part of the agreement, OPC Hadera undertook to sell energy and related services to IEC, and IEC undertook to sell OPC Hadera infrastructure services and electricity system management services, including backup services. The agreement will remain in effect until the end of the period in which OPC Hadera is permitted to sell electricity to private consumers, and until the end of the period in which OPC Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license, i.e. up to the end of 20 years from the date of commercial operation. It was also determined that the System Administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the System Administator, which would be delivered to OPC Hadera in advance and in writing. OPC Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the covenants, and to pay for non-compliance therewith.

Agreements for sale of electricity between OPC Hadera and private customers

OPC Hadera has signed long‑term agreements for sale of electricity to its customers, with the average balance of the period being 11.4 years. Most of the agreements are for a period of 10 to 15 years, while in most of the agreements the end user has an early termination right, with a right of refusal by OPC Hadera. If a customer signed an agreement for construction of generation facilities with OPC, their PPA Agreements were extended for 15 years from the commercial operation date of the generation facility. The consideration was determined on the basis of the TAOZ rate, less a discount with respect to the generation component. If the consideration is less than the minimum tariff set for the generation component, OPC will have the right to terminate the agreements.

In addition, the agreements include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level. As a result of the delay in commercial operation date as described in Note 10.A.1.c, OPC Hadera is paying compensation to customers.

As at December 31, 2020, the total compensation to customers (including compensation to Hadera Paper, as detailed below) amounted to about NIS 13 million (approximately $4 million), of which NIS 10 million (approximately $3 million) was paid in 2019. Pursuant to the provisions of IFRS 15 relating to “variable consideration”, on the date of payment of compensation to customers, the Company recognized Long‑term prepaid expenses that are amortized over the period of the contract, commencing from the commercial operation date of the Hadera Power Plant, against a reduction of Revenue.

Power and steam supply Agreement between OPC Hadera and Hadera Paper

OPC Hadera has signed two agreements with Hadera Paper: (a) a long‑term supply agreement whereby OPC Hadera exclusively supplies electricity and steam to Hadera Paper for a period of 25 years from the commercial operation date of the Hadera Power Plant; and (b) a short‑term supply agreement whereby from the commencement date of sale of the electricity and steam and up to the commercial operation date of the Hadera Power Plant, together with entry into effect of the long‑term supply agreement, OPC Hadera will supply all the electricity generated at the Energy Center, which is located in the yard of Hadera Paper, and all the steam produced at the Energy Center, to Hadera Paper. With the commercial operation date of the Hadera Power Plant on July 1, 2020, the short-term agreement ended and the long-term agreement entered into effect.

The tariff paid by Hadera Paper for the electricity it purchases is based on TAOZ with a discount with respect to the generation component. Pursuant to the network tariff that entered into effect in 2019, which includes allocation between a variable component and a fixed component, and also imposes a fixed payment for the network on yard facilities, OPC Hadera will be required to pay for the fixed component of the electricity transmission. As at year end, OPC Hadera bears the transmission payments and the supply coefficient.

The above agreements include a commitment by Hadera Paper to a “Take‑or‑Pay” mechanism (“TOP”) for a certain annual quantity of steam, on the basis of a mechanism set forth in the agreements. The agreements also include obligations by OPC Hadera to a certain availability level with respect to the supply of electricity and steam, and to payment of compensation in the event of non‑compliance with the commercial operation date of the power plant as specified in the agreements. As at year end, OPC Hadera not yet been charged directly for TOP. For details regarding the amount of compensation paid, see above.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas Sale and Purchase Agreement (“GSPA”) between Tamar and OPC Hadera

On June 30, 2015, the gas sale and purchase agreement signed by Hadera Paper with Tamar Partners on January 25, 2012 (hereinafter – the “Agreement between Tamar and OPC Hadera”) was assigned to OPC Hadera. In addition, on September 6, 2016, OPC Hadera and Tamar Partners entered into an agreement for the sale and purchase of additional gas (hereinafter – “the Additional Gas Agreement”) for the supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from the operation date of the power plant. The validity of the agreement is up to the earlier of 15 years from January 2019 or completion of consumption of the contractual quantities. The price of gas is denominated in dollars and is linked to the weighted‑average generation component published by the EA. In addition, the formula for the price of the natural gas in the Agreement between Tamar and OPC Hadera is subject to a minimum price. There is a commitment of Tamar to supply the full amount of the quantities included in the agreement while, on the other hand, there is a “Take-or-Pay” commitment of OPC Hadera with respect to a certain annual quantity of natural gas as described above.

OPC Hadera was granted an option to reduce the daily contractual quantity to a certain rate such that the minimum consumption from Tamar will constitute 50% of the average self-consumption of the gas from Tamar in the three years that preceded the notice of exercise of this option. If the daily contractual quantity is reduced, the annual quantity and the total quantity will be reduced accordingly. The option may be exercised in the period starting in the fifth year after commencement of the supply from the Tamar reservoir or in January 2018 (whichever is later) and up to the end of the seventh year after commencement of the supply or the end of 2020 (whichever is later). The terms also provide that the quantity of gas acquired will increase upon construction of the Hadera Power Plant.

Hadera provided bank guarantees of approximately $7 million in favor of Tamar Partners in connection with its undertakings in the two agreements described above. Subsequent to year end, the guarantees were cancelled.

In November 2019, an amendment to the agreement with Tamar was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Hadera to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Hadera will be reduced to quantity equal to 30% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Hadera committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish Reservoir, except for a limited consumption of gas during the test‑run period of the Karish Reservoir; (c) extension of the timeframe for provision of notice of exercise of the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening of the notification period for reduction of the quantities in the Hadera agreement. In January 2020, the decision of the Business Competition Supervisor was received whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. In March 2020, all the preconditions to the amendment of the agreement were met.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas transmission agreement between OPC Hadera and Israel Natural Gas Lines Ltd.

In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, INGL is to construct a PRMS facility for the constructed power plant (hereinafter – “the New PRMS Facility”) at a cost of NIS 27 million (approximately $7 million). The agreement includes a monthly payment for use of infrastructure and for gas transmission to the power plant under construction. The agreement period will run up to the earlier of the following: (a) 16 years from the date of operation of the PRMS Facility; (b) expiration of the INGL license (as at the date of the report – August 1, 2034); or (c) termination of the agreement in accordance with its terms. In addition, Hadera has an option to extend the period of the agreement by five additional years. INGL constructed and connected the PRMS Facility in May 2018.

Construction agreement between OPC Hadera and IDOM Servicios Integrados

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about NIS 639 million (approximately $185 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”). IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and OPC has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of OPC Hadera’s liabilities. In addition, as part of an addendum to OPC Hadera’s construction agreement which was signed in October 2018, the parties agreed to waiver of past claims up to the signing date of the addendum.

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction of the Hadera Power Plant, and to compensation in a case of non-compliance with conditions in connection with the plant’s performance. In OPC Hadera’s estimation, as at year end the amount of compensation due to it for delay in deliver of the power plant is about NIS 76 million (approximately $23 million).

In July 2020, upon completion of the Hadera Power Plant, a request was received from IDOM for payment of the two final milestones of amount NIS 48 million (approximately $15 million). The two final milestone payments were paid by means of an offset against the balance of compensation. In OPC Hadera’s estimation, while IDOM has contentions regarding the final settlement, OPC Hadera has an unconditional contractual right to receive the compensation for the delay in the delivery of the power plant as stated and it is more likely than not that its position will be accepted, hence, no provision has been included in the financial statements. As at December 31, 2020, Hadera recognized an asset receivable in respect of compensation from the construction contractor of the Hadera Power Plant of NIS 29 million (approximately $9 million) due to said delay. This is recognized as a reduction against Property, plant and equipment, net.

As at publication date of the report, OPC Hadera estimates that part of the cost stemming from said delay, including lost profits, are expected to be covered by OPC Hadera’s insurance policy. As at year end, OPC Hadera estimates that part of the cost stemming from said delay, including lost profits, are expected to be covered by OPC Hadera’s insurance policy. As at year end, reimbursements under the insurance policy and compensation from IDOM had not yet been received.

In addition, IDOM has further contentions regarding the final settlement pursuant to the construction agreement, including a demand from IDOM for payment of about $8 million. Based on advice from its legal advisers, in OPC Hadera’s view, IDOM is not entitled to additional payments and it is more likely than not that OPC Hadera will not be charged for additional payments. Therefore, no provision is included in the financial statements.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

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

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to OPC Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

GEII and GEGPP provided OPC Hadera with a corporate guarantee of their parent company to secure these liabilities, and OPC provided GEII and GEGPP a corporate guarantee, in the amount of $21 million, to secure part of OPC Hadera’s liabilities.

c.	OPC

In 2020, OPC signed agreements with consumers, which included construction of facilities generation of energy on the consumer’s premises by means of natural gas and that are connected to the distribution network, (hereinafter – “the Generation Facilities”) in a total scope of about 76 megawatts, and arrangements for supply and sale of energy to consumers. OPC will sell electricity to the consumers from the Generation Facilities for a period of 15-20 years starting from the commercial operation dates of the Generation Facilities. The planned commercial operation dates are in accordance with terms stipulated in the agreements, and in any event no later than 48 months from the signing date of the agreement. In general, the agreements are based on a discount on the generation component and asaving on the network tariff.

During 2020 and up to the publication date of the financial statements, OPC signed agreements covering construction and supply of motors for the Generation Facilities, with an aggregate capacity of about 41 megawatts. As part of the performance of the above-mentioned projects, OPC signed a framework agreement that permits it to order motors for the generation facilities. It is noted that as part of the undertakings with the consumers, as stated above, the consumers are bound at the same time by electricity purchase agreements with OPC Rotem or OPC Hadera. As at the publication date of the report, the said projects have reached advanced stages and their construction and operation are subject to compliance with various conditions, which as at the submission date of the report had not yet been fulfilled. The aggregate scope of OPC’s investment depends on the extent of the undertakings with the consumers and in OPC’s estimation the said investment could reach an average of about NIS 4 million for every installed megawatt. As at December 31, 2020, OPC’s investment in the Generation Facilities is approximately NIS 12 million (approximately $4 million).

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	OPC Tzomet

Construction agreement with OPC Tzomet and PW Power Systems LLC

In September 2018, OPC Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “Tzomet Construction Contractor” or “PWPS”), for construction of the Tzomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Tzomet Construction Contractor committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

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

Against the background of the spread of COVID-19 and the restrictions imposed as a result thereof, in March 2020, an amendment to the Agreement was signed whereby, it was agreed to issue a work commencement order to the Tzomet Construction Contractor and to extend the period for completion of the construction work under the Agreement by about three months. The construction work started in 2020, and the Tzomet Power Plant is expected to be completed in January 2023.

In addition, in 2020, OPC Tzomet partly hedged its exposure to changes in the cash flows paid in US dollars in connection with the Agreement by means of forward contracts on exchange rates. These are being accounted for as accounting hedges.

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

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Agreement for purchase of available capacity and electricity between OPC Tzomet and IEC

In January 2020, OPC Tzomet signed an agreement for acquisition of available capacity and energy and provision of infrastructure services with IEC, where OPC Tzomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide OPC Tzomet infrastructure services and management services for the electricity system, including back-up services. As part of establishment of the System Administrator under the reform of IEC, in October 2020 OPC Tzomet received notification of assignment of the agreement to the System Administrator. The agreement will remain in effect up to the end of the period in which OPC Tzomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license, i.e. up to the end of 20 years from the commercial operation date of Tzomet power plant as part of the Tzomet project. The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if OPC Tzomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator delivered in advance and in writing. OPC Tzomet also committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non-compliance therewith.

Gas transmission agreement between OPC Tzomet and Israel Natural Gas Lines Ltd.

In December 2019, an agreement was signed between OPC Tzomet and INGL for purposes of transmission of natural gas to the power plant that is being constructed by OPC Tzomet. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of OPC Rotem and OPC Hadera with INGL, as stated above. In OPC’s estimation, the cost of the gas transmission agreement to OPC Tzomet will amount to about NIS 25 million (approximately $8 million) per year.

As part of the agreement, partial connection fees were defined in respect of the connection planning and procurement in a total budgeted amount of NIS 13 million (approximately $4 million). On the signing date of the agreement, OPC provided a corporate guarantee, in the amount of about NIS 11 million (approximately $3 million), in connection with the liabilities of OPC Tzomet in accordance with the agreement. Commencement of performance of the construction work by INGL, prior to receipt of notification from OPC Tzomet with respect to completion of a first withdrawal of money for purposes of execution of the construction work (hereinafter – “the First Withdrawal”), will be conditional on advance notice by INGL to OPC Tzomet and an increase of OPC Tzomet’s guarantees pursuant to that required for coverage of the construction costs. In February 2020, OPC Tzomet notified INGL regarding commencement of performance of the construction work. The commencement date of the transmission if expected to be 25 to 29 months from the signing date. The total budget for the connection fees is expected to be NIS 32 million (approximately $10 million).

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

e.	OPC Rotem and OPC Hadera

Gas agreement with Energean

In December 2017, OPC Rotem and OPC Hadera signed an agreement with Energean Israel Ltd. ("Energean"), which has holdings in the Karish gas reservoir (hereinafter - "the gas reservoir"), subject to the fulfillment of preconditions). The agreements with OPC Rotem and OPC Hadera are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that OPC Rotem and OPC Hadera are expected to purchase is about 9 BCM (for OPC Rotem and OPC Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, TOP mechanism under which OPC Rotem and OPC Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

The agreements include additional provisions and arrangements for the purchase of natural gas, and with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operational mechanisms.

The agreements are valid for 15 years from the date the agreement comes into effect or until completion of the supply of the total contractual quantity from Energean to each of the subsidiaries (OPC Rotem and OPC Hadera). According to each of the agreements, if after the elapse of 14 years from the date the agreement comes into effect, the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement comes into effect  until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) during an additional 3 years from the end of the first agreement period. The agreement includes circumstances under which each party will be entitled to bring the relevant agreement to an end before the end of the contractual period, in case of prolonged non-supply, damage to collateral and more.

The price of natural gas is based on an agreed formula, linked to the electricity generation component and includes a minimum price. The financial scope of the agreements may reach $0.8 billion for OPC Rotem and $0.5 billion for OPC Hadera (assuming maximum consumption according to the agreements and according to the gas price formula as at the report date), and depends mainly on the electricity generation component and the gas consumption. In November 2018, all pre-conditions for the agreement were fulfilled.

In November 2019, an amendment was signed to OPC Rotem’s natural gas movement with Energean whereby the rate of consumption of the gas was accelerated such that the daily and annual contractual gas consumption quantity of OPC Rotem from Energean was increased by 50%, with no change in the total contractual quantity being acquired from Energean. Accordingly, the period of the agreement was updated to the earlier of 10 years or up to completion of supply of the total contractual quantity (in place of the earlier of 15 years or up to completion of supply of the total contractual quantity). In January 2020, OPC Rotem received the decision of the Business Competition Supervisor whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement. In March 2020, all of the preconditions were fulfilled.

The amendment to the OPC Rotem agreement with Energean and the amendment to the agreements of OPC Rotem and OPC Hadera with Tamar, as stated above, are intended to permit reduction of the quantities of gas being acquired under the agreements with Tamar and increase of the quantities being acquired under the terms of the agreements with Energean, with the goal of reducing the OPC’s weighted‑average gas price. The quantum of the cumulative annual monetary TOP liability of OPC Rotem and OPC Hadera (based on all of their gas contracts) is not expected to increase. Nonetheless, as a practical outcome of acceleration of the consumption under the Energean agreement, with respect to OPC Rotem, the cumulative annual monetary TOP liability of OPC Rotem will increase based on all of its gas contracts. It is noted that the said TOP liability is lower than OPC Rotem’s expected consumption.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

OPC Hadera signed an agreement with an unrelated third party for the sale of surplus gas quantities which will be supplied to it pursuant to the agreement with Energean. As the agreements cannot be settled on a net basis and the undertakings were made for the purpose of OPC Hadera’s own independent contractual use, the agreements for the purchase and sale of gas are not within the scope of IFRS 9. Accordingly, the agreements were accounted for as executory contracts. In December 2020, OPC Hadera transferred the quantities designated for sale to third party under the Energean agreement and the agreement for sale of the gas to a third party to a fellow subsidiary. Transfer of the quantities is subject to preconditions, which as at the publication date of the report had not yet been fulfilled.

In 2020 Energean notified OPC that “force majeure” events happened during the year, in accordance with the clauses pursuant to the agreements, and that the flow of the first gas from the Karish reservoir is expected to take place during the second half of 2021. OPC rejected the contentions that a “force majeure” event is involved.

Subsequent to year end, as indicated by publications of Energean from January 2021, supply of the gas from the Karish reservoir is expected to take place in the fourth quarter of 2021. Notwithstanding that, it is noted that this forecast requires an increase in personnel, and if the personnel remains in its present format, the flow of the gas could be delayed by two or three months. In February 2021, the rating agency, Moody’s, published a report stating that the full operation of the Karish reservoir is expected to be delayed to the second quarter of 2022.

Due to the delay in supply of the gas from the Karish reservoir, OPC Rotem and OPC Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at present gas prices, which is higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean, and in turn, a delay in supply of the gas from the Karish reservoir, will have an unfavorable impact on OPC’s profits. In the agreements with Energean, compensation for delays had been provided, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” is lower. It is noted that the damages that will be caused to OPC stemming from a delay could exceed the amount of the said compensation.

f.	CPV Group

In October 2020, an agreement was signed (hereinafter – the “Acquisition Agreement”) whereby OPC will acquire (indirectly from entities in the Global Infrastructure Management LLC Group (hereinafter – the “Sellers”)), 70% of the rights and holdings in the following entities: CPV Power Holdings LP; Competitive Power Ventures Inc.; and CPV Renewable Energy Company Inc. (the three companies collectively referred to hereinafter as – the “CPV Group”).

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short/medium periods.

The acquisition was made through a limited partnership, CPV Group LP (hereinafter – the “Buyer”), held by OPC Power Ventures LP where OPC holds approximately 70% interest (hereinafter – the “Partnership”).

Completion of the transaction was subject to preconditions and receipt of various regulatory approvals. The preconditions included, among others, confirmation of each of the parties of fulfillment of its representations under the Agreement. The regulatory approvals included the following main approvals: approval of the Committee for Examination of Foreign Investments in the United States (CIFUS); passage of the required period for handling the request under the Hart Scott Rodino Act; approval of the Federal Energy Regulatory Commission and approval of the New York Public Service Commission.

Subsequent to year end, in January 2021, all the regulatory approvals required for completion of the transaction were received and the preconditions were fulfilled. The completion date of the transaction was January 25, 2021 (the “Transaction Completion Date”).

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the Sellers approximately $648 million, which included a purchase price of $630 million subject to certain adjustments to working capital, cash, and the debt balance), and about NIS 5 million (approximately $2 million) for a deposit which remains in the CPV Group. In respect of an interest of 17.5% in the rights to the Three Rivers construction project (the “Construction Project”), a sellers’ loan in the amount of $95 million (the “Sellers’ Loan”) was provided to CPVPH. The rate of the holdings in the Project Under Construction may drop to 10%. The parties agreed that to the extent a sale is executed of up to 7.5% of the rights in the Construction Project within 60 days from the completion date of the transaction, a partial early repayment will be made in the amount of $40 million out of the Seller’s Loan that will be made upon completion of sale of the rights, as stated, and arrangements were provided including regarding reduction of the interest on the Seller’s Loan in the case of a sale. The Seller’s Loan is for a period of up to two years from the Transaction Completion Date, bears interest at an annual rate of 4.5%, and is secured by a lien on shares of the holding company that owns the rights in the project under construction and rights pursuant to the management agreement of the project under construction. The Seller’s Loan includes loan covenants and breach events, and does not include construction and early repayment costs. The transaction costs for acquisition of the CPV Group are expected to be about NIS 45 million (approximately $13 million) (about NIS 42 million (approximately $12 million) was included under selling, general and administrative expenses in the consolidated statements of profit and loss).

OPC partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the acquisition agreement by means of forward transactions. OPC chose to designate the forward transactions as an accounting hedge. The Buyer also provided guarantees in place of the guarantees provided by the Sellers prior to the completion date of the transaction in favor of third parties in connection with projects of the CPV Group that are in the development stage.

Subsequent to year end, on February 3, 2021, the transaction for sale of 7.5% of the rights in a project under construction was completed, and accordingly the Seller’s Loan was reduced by the amount of about $41 million. The Seller’s Loan will continue to exist with respect to the amount of about $54 million in connection with the consideration relating to 10% of the rights in a project under construction that is held by the CPV Group, pursuant to the conditions set forth above.

The CPV Group holds rights in active power plants it initiated and constructed over the past years – both in the conventional area as well as in the area of renewable energy: in power plants powered by natural gas (of the open‑cycle type from an advanced generation), CPV’s share is about 1,290 megawatts out of 4,045 megawatts (5 power plants), and in wind energy CPV’s share is about 106 megawatts out of 152 megawatts (1 power plant). In addition, the CPV Group holds rights in a power plant running on natural gas having an aggregate capacity of about 1,258 megawatts in the construction stages (CPV’s share as at the submission date of the report is about 125 megawatts).

In addition to the power plants using conventional technology and renewable energy, as stated above, as at the publishing date of the report the CPV Group has a list (backlog) of 9 renewable energy projects in advanced stages of development, and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,175 megawatts. In addition, the CPV Group is also engaged in provision of asset‑management and energy services to power plants using various different technologies, both for projects it initiated as well as for third parties, and in total the CPV Group provides management services to power plants with an aggregate capacity of about 7,911 megawatts.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The Acquisition Agreement included representations and warranties and covenants by the parties, including covenants regulating the conduct of the CPV business between signing and closing.  The Seller's representations expired at closing, other than certain fundamental representations which will survive for two years. The Buyer obtained a representation and warranty insurance policy in connection with the Acquisition Agreement with international insurers with a liability cap of up to $53 million for a period ranging from three to six years, depending on the particular representation and warranty.

On the completion date of the transaction, the Buyer provided guarantees and credit certificates in place of guarantees provided by the Sellers for the benefit of third parties in connection with CPV’s projects that are in various stages of development.

The agreement provided for a termination payment of $50 million (plus certain expenses of the Seller) by the Buyer if the agreement is terminated as a result of certain breaches of representations or covenants. This payment obligation was guaranteed by OPC, and with the completion of the transaction subsequent to year end, accordingly the guaranteed was cancelled.

Kenon is currently assessing the impact of the acquisition on the consolidated financial statements.

g.	OPC Power Ventures LP (“OPC Power”)

In October 2020, OPC signed a partnership agreement (the “Partnership Agreement” and the “Partnership”, where applicable) with three financial entities to form OPC Power, whereby the limited partners in the Partnership are OPC (indirectly) which holds about 70% interest, institutional investors from the Clal Insurance Group which hold 12.75% interest, institutional investors from the Migdal Insurance Group which hold 12.75% interest, and a corporation from Poalim Capital Markets which hold 4.5% interest.

The total investment commitments and commitments for provision of shareholders’ loans of all the limited partners amount to $815 million, based on their respective ownership interests, representing obligations for acquisition consideration as well as funding of additional investments in the Buyer and in the CPV Group for implementation of certain new projects being developed by the CPV Group.

The General Partner of the Partnership, a wholly-owned company of OPC, will manage the Partnership’s business as its General Partner, with certain material actions (or which may involve a conflict of interest between the General Partner and the limited partners), requiring approval of a majority of special majority (according to the specific action) of the institutional investors which are limited partners. The General Partner is entitled to management fees and success fees subject to meeting certain achievements.

OPC has also entered into an agreement with entities from the Migdal Insurance Group with respect to their holdings in the Partnership, whereby OPC granted said entities a put option, and they granted OPC a call option (to the extent that the put option is not exercised), which is exercisable after 10 years in certain circumstances.

h.	Inkia Energy Limited (liquidated in July 2019)

As part of the sale described in Note 27, Inkia agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations were supported by (a) a three-year pledge of shares of OPC which represented 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the sale price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

As part of the early repayment described in Note 13, Kenon agreed to increase the number of OPC shares pledged to the buyer of the Inkia business to 55,000,000 shares (representing approximately 31% of OPC’s shares as at December 31, 2020) and to extend the pledge of OPC shares and the corporate guarantee from Kenon for all of Inkia’s indemnification obligations until December 31, 2021. In addition, Kenon agreed that, until December 31, 2021, it shall maintain at least $50 million in cash and cash equivalents, and to restrictions on indebtedness, subject to certain exceptions.

Note 20 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2020	2019
Authorised and in issue at January, 1	53,858	53,827
Issued for share plan	13	31
Authorised and in issue at December. 31	53,871	53,858

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

In 2020, 12,661 (2019: 31,749) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $21.09 (2019: $16.38) per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

The capital reserve reflects the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge (ie the portion that is offset by the change in the cash flow hedge reserve).

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

On October 21, 2020, Kenon announced that its shareholders approved a cash dividend of $2.23 per share (an aggregate amount of approximately $120 million), to Kenon’s shareholders of record as of the close of trading on November 3, 2020, for payment on November 10, 2020.

Note 20 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2020, 2019 and 2018, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2020 is $267 thousand (2019: $520 thousand, 2018: $404 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $350 thousand as general and administrative expenses in 2020 (2019: $511 thousand, 2018: $732 thousand).

Note 21 – Revenue

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Revenue from sale of electricity	369,421	356,648	347,167
Revenue from sale of steam	16,204	16,494	16,095
Others	845	331	750
	386,470	373,473	364,012

Note 22 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Fuels	135,706	138,502	118,698
Electricity and infrastructure services	125,782	101,085	125,623
Salaries and related expenses	7,244	6,661	6,097
Generation and operating expenses and outsourcing	8,625	6,326	6,509
Insurance	3,503	2,360	1,548
Others	1,226	1,102	1,040
	282,086	256,036	259,515

Note 23 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Payroll and related expenses	11,360	10,853	11,399
Depreciation and amortization	1,023	951	607
Professional fees	8,386	12,806	12,115
Business development expenses	1,998	1,947	999
Expenses in respect of acquisition of CPV Group	12,227	-	-
Other expenses	14,963	9,879	9,524
	49,957	36,436	34,644

Note 24 – Financing Income (Expenses), Net

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands

Interest income from bank deposits	780	2,545	4,360
Interest income from deferred payment (Note 13)	13,511	15,134	14,166
Interest income from associated company	-	-	8,494
Net change in exchange rates	-	-	1,129
Other income	-	-	443
Financing income	14,291	17,679	28,592

Interest expenses to banks and others	(24,402)	(22,420)	(30,382)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	(6,300)	(2,743)	-
Net change in exchange rates	(5,645)	(2,328)	-
Net change in fair value of derivative financial instruments	(1,569)	(1,657)	-
Early repayment fee	(11,852)	-	-
Other expenses	(1,406)	(798)	-
Financing expenses	(51,174)	(29,946)	(30,382)
Net financing expenses recognized in the statement of profit and loss	(36,883)	(12,267)	(1,790)

Note 25 – Income Taxes

A.          Components of the Income Taxes

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Current taxes on income
In respect of current year	734	2,569	1,878
In respect of prior years	1	(18)	(48)
Deferred tax income
Creation and reversal of temporary differences	3,963	14,124	9,669
Total taxes on income	4,698	16,675	11,499

No previously unrecognized tax benefits were used in 2018, 2019 or 2020 to reduce our current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Profit/(loss) from continuing operations before income taxes	500,447	(5,536)	461,968
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	85,076	(941)	78,535

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	(27,353)	7,043	18,215
Income subject to tax at a different tax rate	441	5,960	2,632
Non-deductible expenses	1,028	5,408	6,752
Exempt income	(61,415)	(4,714)	(97,664)
Taxes in respect of prior years	1	(18)	(48)
Changes in temporary differences in respect of which deferred taxes are not recognized	-	-	(4)
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	7,647	3,946	2,883
Other differences	(727)	(9)	198
Taxes on income included in the statement of profit and loss	4,698	16,675	11,499

Note 25 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Other*	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2019	(79,059)	18,690	1,934	(58,435)
Changes recorded on the statement of profit and loss	2,843	(17,213)	246	(14,124)
Changes recorded in other comprehensive income	-	-	252	252
Change as a result of sale of subsidiary	-	-	10	10
Translation differences	(6,589)	1,041	(202)	(5,750)
Balance of deferred tax asset (liability) as at December 31, 2019	(82,805)	2,518	2,240	(78,047)
Changes recorded on the statement of profit and loss	(6,230)	(951)	3,218	(3,963)
Changes recorded in other comprehensive income	-	-	1,346	1,346
Translation differences	(6,639)	124	217	(6,298)
Balance of deferred tax asset (liability) as at December 31, 2020	(95,674)	1,691	7,021	(86,962)

*	This amount includes deferred tax arising from derivative instruments, intangibles, undistributed profits, non-monetary items and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2020	2019
	$ Thousands
As part of non-current assets	7,374	1,516
As part of non-current liabilities	(94,336)	(79,563)
	(86,962)	(78,047)

Income tax rate in Israel is 23% for the years ended December 31, 2020, 2019 and 2018.

Note 25 – Income Taxes (Cont’d)

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

As a result of reducing the tax rate to 23%, the deferred tax balance as at December 31, 2020 and 2019 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the years 2017 and 2018), at the tax rate expected to apply on the reversal date.

3.	Tax and deferred tax liabilities not recorded

As at December 31, 2020 and 2019, deferred tax liabilities in the amount of approximately $14 million (2019: $37 million) in respect of temporary differences in the amount of approximately $61 million (2019: $162 million) relating to investment in subsidiaries were not recognized since there is no firm decision whether to sell these subsidiaries, and there is no plan to sell them in the foreseeable future.

Pursuant to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

	As at December 31,
	2020	2019
	$ Thousands
Losses for tax purposes	54,985	35,041
Deductible temporary differences	1,971	3,584
	56,956	38,625

4.	Tax in Singapore

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

Note 25 – Income Taxes (Cont’d)

Safe harbor rules

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Note 26 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(Loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Profit/(loss) for the year attributable to Kenon’s shareholders	507,106	(13,359)	434,213
Profit/(loss) for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	8,476	24,653	(5,631)
Profit/(loss) for the year from continuing operations attributable to Kenon’s shareholders
	498,630	(38,012)	439,844

B.	Number of ordinary shares

	For the year ended December 31
	2020	2019	2018
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,870	53,856	53,826

Note 27 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Kenon, through its wholly-owned subsidiary Inkia Energy Limited (“Inkia”), sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations.

At the date of closing of the sale, as part of the purchase agreement ISQ entered into a four-year $175 million deferred payment obligation accruing 8% interest, payable in kind. This was repaid in full in October 2020 (refer to Note 13 for further details).

Kenon’s subsidiaries are entitled to receive payments in connection with certain claims held by companies within Inkia’s businesses. In 2018, a loss of $5.6 million was recognized, net of taxes payable in relation to adjustments to the sale price as mentioned above, in discontinued operations.

In 2019, one of Kenon’s subsidiaries received a favorable award in a commercial arbitration proceeding relating to retained claims from the sale of the Inkia business. An amount of $25 million, net of taxes, was recognized in discontinued operations.

In 2020, following the completion of a tax review related to the sale, Kenon recognized income of $8 million, net of taxes.

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	$ Thousands
Recovery of retained claims	9,923	30,000	5,340
Income taxes	(1,447)	(5,347)	(10,971)
Profit/(loss) after income taxes	8,476	24,653	(5,631)

Net cash flows provided by/(used in) investing activities	8,476	24,567	(155,361)

Note 28 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC	Quantum	ZIM	Others	Total
	$ Thousands
2020
Revenue	385,625	-	-	845	386,470

(Loss)/profit before taxes	(8,620)	303,669	210,647	(5,249)	500,447
Income Taxes	(3,963)	-	-	(735)	(4,698)
(Loss)/profit from continuing operations	(12,583)	303,669	210,647	(5,984)	495,749

Depreciation and amortization	33,981	-	-	190	34,171
Financing income	(354)	-	-	(13,937)	(14,291)
Financing expenses	50,349	1	-	824	51,174
Other items:				-
Net gains related to Qoros	-	(309,918)	-	-	(309,918)
Write back of impairment of investment	-	-	(43,505)	-	(43,505)
Share in losses/(profit) of associated companies	-	6,248	(167,142)	-	(160,894)
	83,976	(303,669)	(210,647)	(12,923)	(443,263)

Adjusted EBITDA	75,356	-	-	(18,172)	57,184

Segment assets	1,723,967	235,220	-	225,998	2,185,185
Investments in associated companies	-	-	297,148	-	297,148
					2,482,333
Segment liabilities	1,200,363	-	-	5,962	1,206,325

	OPC	Quantum	ZIM	Others	Total
	$ Thousands
2019
Revenue	373,142	-	-	331	373,473

Profit/(loss) before taxes	48,513	(44,626)	(4,375)	(5,048)	(5,536)
Income Taxes	(14,147)	-	-	(2,528)	(16,675)
Profit/(loss) from continuing operations	34,366	(44,626)	(4,375)	(7,576)	(22,211)

Depreciation and amortization	31,141	-	-	951	32,092
Financing income	(1,930)	(242)	-	(15,507)	(17,679)
Financing expenses	28,065	-	-	1,881	29,946
Other items:
Net losses related to Qoros	-	7,813	-	-	7,813
Share in losses of associated companies	-	37,055	4,375	-	41,430
Provision of financial guarantee					-
	57,276	44,626	4,375	(12,675)	93,602

Adjusted EBITDA	105,789	-	-	(17,723)	88,066

Segment assets	1,000,329	71,580	-	247,155	1,319,064
Investments in associated companies	-	105,040	84,270	-	189,310
					1,508,374
Segment liabilities	761,866	-	-	34,720	796,586

Note 28 – Segment, Customer and Geographic Information (Cont’d)

	OPC	Quantum	ZIM	Others	Adjustments	Total
	$ Thousands
2018
Revenue	363,262	-	-	750	-	364,012

Profit/(loss) before taxes	36,499	456,854	(26,919)	(4,466)		461,968
Income Taxes	(10,233)	-	-	(1,266)	-	(11,499)
Profit/(loss) from continuing operations	26,266	456,854	(26,919)	(5,732)	-	450,469

Depreciation and amortization	29,809	-	-	607		30,416
Financing income	(2,031)	(10,371)	-	(48,430)	32,240	(28,592)
Financing expenses	27,219	2,003	-	33,400	(32,240)	30,382
Other items:
Net gains related to Qoros	-	(526,824)	-	-	-	(526,824)
Share in losses of associated companies	-	78,338	26,919	-	-	105,257
	54,997	(456,854)	26,919	(14,423)	-	(389,361)

Adjusted EBITDA	91,496	-	-	(18,889)	-	72,607

Segment assets	893,162	91,626	-	239,550	-	1,224,338
Investments in associated companies	-	139,184	91,596	-	-	230,780
						1,455,118
Segment liabilities	700,452	-	-	38,948	-	739,400

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2020				2019		2018
Customer	Total revenues		Percentage of revenues of the Group		Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	86,896		22.48%		80,861	21.65%	61,482	16.89%
Customer 2	74,694		19.33%		76,653	20.52%	74,019	20.33%
Customer 3	-	*	-	*	56,393	15.10%	54,639	15.01%
Customer 4	-	*	-	*	48,724	13.05%	42,487	11.67%
Customer 5	-	*	-	*	39,904	10.68%	39,276	10.79%

* Represents an amount less than 10% of the revenues.

Note 28 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Israel	385,625	373,142	363,262
Others	845	331	750
Total revenue	386,470	373,473	364,012

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2020	2019
	$ Thousands
Israel	820,012	668,808
Others	1	67
Total non-current assets	820,013	668,875

* Composed of property, plant and equipment and intangible assets.

Note 29 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 Related Party Disclosures and include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies. Kenon’s immediate holding company is Ansonia Holdings Singapore B.V.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered key management personnel of the Company.

B.	Transactions with directors and officers (Kenon's directors and officers):

B. Key management personnel compensation

	For the year ended December 31,
	2020	2019
	$ Thousands

Short-term benefits	1,837	1,839
Share-based payments	351	511
	2,188	2,350

Note 29 – Related-party Information (Cont’d)

C.	Transactions with related parties (excluding associates):

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Sale of electricity	80,416	78,362	80,269
Sale of gas	-	-	6,868
Cost of sales	16	14	14
Other expenses/(income), net	(90)	(63)	393
Financing expenses, net	2,156	1,256	2,091
Interest expenses capitalized to property plant and equipment	119	312	-
Repayment of loan to Ansonia	-	-	(77,085)
Repayment of loan to IC	-	-	(239,971)

D.	Transactions with associates:

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Finance income, net	-	-	8,494
Other income, net	-	66	140

Balances with related parties:

	As at December 31,		As at December 31,
	2020		2019
	Other related parties *	Total	Other related parties *	Total
	$ Thousands		$ Thousands
Cash and cash equivalent	467	467	-	-
Short-term deposits and restricted cash	352,150	352,150	-	-
Trade receivables	9,108	9,108	7,603	7,603

Loans and Other Liabilities
In US dollar or linked thereto	(157,449)	(157,449)	(156,431)	(156,431)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	Gas Sale Agreement with Bazan, see Note 19.B.a.

F.	For further investment by Kenon into OPC, see Note 10.A.1.h.

Note 30 – Financial Instruments

A.	General

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

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at year end was:

	As at December 31,
	2020	2019
	$ Thousands
	Carrying amount
Cash and cash equivalents	286,184	147,153
Short-term and long-term deposits and restricted cash	636,201	110,904
Trade receivables and other assets	61,974	332,931
Short-term and long-term derivative instruments	279	2,293
	984,638	593,281

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

	As at December 31,
	2020	2019
	$ Thousands
Israel	47,741	39,271
Other regions	207	50
	47,948	39,321

Note 30 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2020	2019
	$ Thousands	$ Thousands
Not past due	47,948	39,321

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2020
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	92,542	92,542	92,542	-	-	-
Other current liabilities	24,302	24,302	24,302	-	-	-
Lease liabilities including interest payable *	18,605	22,075	14,378	667	1,840	5,190
Debentures (including interest payable) *	304,701	349,869	13,999	13,914	90,142	231,814
Loans from banks and others including interest *	615,843	799,275	65,337	63,087	260,065	410,786

Financial liabilities – hedging instruments
Interest SWAP contracts	11,014	41,092	6,083	5,596	13,923	15,490
Forward exchange rate contracts	34,273	33,409	31,637	1,772	-	-
Other forward exchange rate contracts	766	748	748	-	-	-

	1,102,046	1,363,312	249,026	85,036	365,970	663,280

*	Includes current portion of long-term liabilities.

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2019
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	36,007	36,007	36,007	-	-	-
Other current liabilities	9,099	9,099	9,099	-	-	-
Lease liabilities including interest payable*	6,070	9,547	1,147	1,258	1,807	5,335
Debentures (including interest payable) *	81,847	105,203	12,576	13,246	26,680	52,701
Loans from banks and others including interest *	540,721	722,727	61,826	60,516	181,718	418,667

Financial liabilities – hedging instruments
Interest SWAP contracts	4,225	42,208	5,913	5,512	13,838	16,944

	677,969	924,791	126,568	80,532	224,043	493,647

*	Includes current portion of long-term liabilities.

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

Note 30 – Financial Instruments (Cont’d)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2020
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	12,064	39,535	2021	(766)
Call options on foreign currency	Dollar	NIS	50,284	189,620	2021–2022	278
Put options on foreign currency	Dollar	NIS	35,347	9,374	2021	(33)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2020
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	175,704	598,295	2021–2022	(34,273)

	As at December 31, 2019
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Euro	NIS	1,753	6,747	2020	54

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2020
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.70%	2031	240,462	(7,371)
Interest exchange contract	CPI	1.76%	2036	109,087	(3,643)

For additional details, please refer to Note 16.E.

Note 30 – Financial Instruments (Cont’d)

b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2020
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	55,512	-	251
Short-term deposits and restricted cash	537,563	-	-
Trade receivables	47,791	-	156
Other current assets	2,909	-	8
Investments in other companies	-	-	235,218
Long-term deposits and restricted cash	60,954	-	-
Total financial assets	704,729	-	235,633

Trade payables	41,051	-	13,723
Other current liabilities	21,056	4,952	244
Loans from banks and others and debentures	131,082	789,462	-
Total financial liabilities	193,189	794,414	13,967

Total non-derivative financial instruments, net	511,540	(794,414)	221,666
Derivative instruments	-	(11,014)	-
Net exposure	511,540	(805,428)	221,666

	As at December 31, 2019
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	100,529	-	1,633
Short-term deposits and restricted cash	33,497	-	55
Trade receivables	39,003	-	50
Other current assets	965	-	15,992
Long-term deposits and restricted cash	73,192	-	-
Other non-current assets	-	-	55,575
Total financial assets	247,186	-	73,305

Trade payables	8,888	-	10,237
Other current liabilities	2,989	6,229	395
Loans from banks and others and debentures	147,792	474,775	518
Total financial liabilities	159,669	481,004	11,150

Total non-derivative financial instruments, net	87,517	(481,004)	62,155
Derivative instruments	-	(4,225)	-
Net exposure	87,517	(485,229)	62,155

Note 30 – Financial Instruments (Cont’d)

c. Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 1%–2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	As at December 31, 2020
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	452	226	(226)	(452)

	As at December 31, 2020
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(13,455)	(6,727)	3,346	6,095

	As at December 31, 2019
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(1,601)	(863)	863	1,601

	As at December 31, 2019
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(130)	(63)	56	112

(2)	Interest rate risk

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

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2020	2019
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	580,607	72,958
Financial liabilities	(860,787)	(621,754)
	(280,180)	(548,796)

Variable rate instruments
Financial assets	86,028	131,073
Financial liabilities	(57,078)	-
	28,950	131,073

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

Note 30 – Financial Instruments (Cont’d)

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2020
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	290	(290)

	As at December 31, 2019
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	1,311	(1,311)

E.	Fair value

(1)	Fair value compared with carrying value

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

	As at December 31, 2020
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	304,701	328,426
Long-term loans from banks and others (excluding interest)	615,403	733,961

	As at December 31, 2019
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	81,847	93,930
Long-term loans from banks and others (excluding interest)	540,350	649,100

The fair value of long-term loans from banks and others (excluding interest) is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

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

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 30.D.1 for further details.

Level 3 financial instrument measured at fair value

	As at December 31, 2020	As at December 31, 2019
	Level 3	Level 3
	$ Thousands	$ Thousands
Assets
Long-term investment	235,218	-
Qoros put option	-	71,146

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

Level 3

The fair value of the long-term investment described in Note 9.B.b.3, as of the valuation date, was based on the market comparison technique using the following variables:

•	The underlying revenues estimate is based on Qoros’ 2021 budget.

•
The EV/Revenues multiple of 1.7x was calculated using the enterprise value as of the valuation date, divided by the trailing 12-month net sales of relevant comparable companies in China based on latest public financial information available.

•	The enterprise value was based on financial information extracted from unaudited Qoros management accounts as of the valuation date.

•	The equity investment is calculated based on Kenon’s 12% interest in Qoros.

•
The discount for lack of marketability is 15.1%, and is calculated using an average volatility of 45.6% based on a time period of 2.26 years (remaining contractual term of the put option as described below).

Note 30 – Financial Instruments (Cont’d)

The fair value of put option described in Note 9.B.b.2, as of the valuation date, was based on the Binomial model using the following variables:

•	The underlying asset value is Qoros’ equity value as of the valuation date.

•	The exercise price of the option is the price that must be paid for the stock on the date the put option is exercised, and is defined by the terms of the award.

•	The expected exercise date is the period between the grant date and the expiration date.

•	The Risk-free interest rate was based on yields on traded China government bonds, with time to maturity equals to the put option contractual period.

•	Expected volatility of 45.6% was based on the historical volatility of comparable companies for a period of 2.26 years (remaining contractual term of the put option, as of the valuation date).

•	Expected dividend yield is 0% as no dividend distribution is expected in the foreseeable future.

•
The credit risk adjustment was calculated using a recovery rate of 40% (common assumption of market participants) and credit spreads based on traded corporate bonds which have credit ratings of AA for a similar time to maturity as the put option.

The following table shows the valuation techniques used in measuring Level 3 fair values as at December 31, 2020 and 2019, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment
The Group assessed the fair value of:
(1)          the equity interest using a market comparison technique based on market multiples derived from the quoted prices of companies comparable to the investee, taking into consideration certain adjustments including the effect of the non-marketability of the equity investments; and
(2)          the put option using standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.
		- Adjusted market multiples. - The Group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase (decrease) if: - the period end price is higher (lower) - the volatility is higher (lower) - the credit risk is lower (higher)
Put Option	The Group applies standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.	The group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase (decrease) if: - the volatility is higher (lower) - the credit risk is lower (higher)

Note 31 – Subsequent Events

1.	Kenon

A.	Dividend

On April 13, 2021, Kenon’s board of directors approved a cash dividend of $1.86 per share (an aggregate amount of approximately $100 million), payable to Kenon’s shareholders of record as of the close of trading on April 29, 2021, for payment on or about May 6, 2021.

2.	OPC

A.	Share issuance

In January 2021, OPC issued to Altshuler Shaham Ltd. and entities managed by Altschuler Shalam (collectively, the “Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares issued to the Offerees is NIS 34 per ordinary share, and the gross proceeds from the issuance amounted to about NIS 350 million (approximately $109 million). The issuance expenses amounted to about NIS 4 million (approximately $1 million). Following the issuance, Kenon will hold approximately 58.6% of OPC (58.2% on a fully diluted basis).

B.	In January 2021, OPC completed the acquisition of CPV for a consideration of approximately $648 million. Refer to Note 19.B.f for further details.

C.
In April 2021, OPC announced that it signed an agreement to purchase an interest in Gnrgy Ltd. (“Gnrgy”), whose business focuses on e-mobility charging stations. Pursuant to the purchase agreement, OPC has agreed to acquire a 51% interest in Gnrgy for NIS 67 million (approximately $20 million). The acquisition is expected to be completed in 2 stages over 11 months with the majority of the purchase price earmarked for funding of Gnrgy’s business plan including repayment of existing related party debts.

Gnrgy's founder will retain the remaining interests in Gnrgy and enter into a shareholders’ agreement with OPC, which will among other things give OPC an option to acquire a 100% interest in Gnrgy. Completion of the acquisition is subject to certain conditions, including approval (or an exemption) from the Israel Competition Authority.

3.	ZIM

A.	Initial Public Offering

In February 2021, ZIM completed its initial public offering (“IPO”) of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), for gross consideration of $225 million (before deducting underwriting discounts and commissions or other offering expenses). ZIM’s ordinary shares began trading on the NYSE on January 28, 2021.

Prior to the IPO, ZIM obtained waivers from its notes holders, subject to the completion of ZIM’s IPO, by which certain requirements and limitations in respect of repurchase of debt, incurrences of debt, vessel financing, reporting requirements and dividend distributions, were relieved or removed.

As a result of the IPO, Kenon’s interest in ZIM was diluted from 32% to 28%. Following the IPO, Kenon will recognize either a gain or loss on dilution in its financial statements in the first quarter of 2021. Kenon is currently assessing the impact of the dilution on the consolidated financial statements.

Note 31 – Subsequent Events (Cont’d)

4.	Qoros

A.	Sale of remaining 12% interest

In April 2021, Quantum entered into an agreement with the New Qoros Investor to sell all of its remaining 12% interest in Qoros. The key terms of the agreement are set forth below.

The total purchase price is RMB1.56 billion (approximately $238 million), which is the same valuation as the previous sales by Quantum to the New Qoros Investor. The deal is subject to certain conditions, including a release of the share pledge (refer to Note 9.B.b.4) over the shares to be sold (substantially all of which have been pledged to Qoros’ lending banks), approval of the transaction by the National Development and Reform Commission and registration with the State Administration of Market Regulation.

           The Baoneng Group has guaranteed the obligations of the New Qoros Investor under this agreement.

The purchase price is to be paid over time pursuant to the following schedule:

Installment	Amount (RMB)	Percentage of the Aggregate Purchase Price	Payment Date
Deposit	78,000,000	5%	July 31, 2021, or earlier if certain conditions are met[1]
First Payment	312,000,000	20%	September 30, 2021[1]
Second Payment	390,000,000	25%	March 31, 2022[1]
Third Payment	390,000,000	25%	September 30, 2022
Fourth Payment	390,000,000	25%	March 31, 2023

1 Payments to a designated account.

The first and second payments, including the deposit, will be paid into a designated account set up in the name of the New Qoros Investor over which Quantum has joint control. According to the agreement, the transfer of these payments to Quantum will occur by the end of Q2 2022, provided that the relevant conditions are met in connection with the registration of the shares to the purchaser subject to receipt by Quantum of collateral acceptable to it. The agreement provides that the third and fourth payments will be paid directly to Quantum.

Kenon has not completed its assessment on the gain or loss arising from the sale, which will impact future financial periods.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd. By: /s/ Robert L. Rosen Name: Robert L. Rosen Title: Chief Executive Officer

Date: April 19, 2021

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)
2.1

Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millenium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Description of Securities registered under Section 12 of the Exchange Act (Incorporated by reference to Exhibit 2.3 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 30, 2020)

4.1
Sale, Separation and Distribution Agreement, dated as of January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Incorporated by reference to Exhibit 99.2 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

4.2
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) [1]

4.3
Facility Agreement, dated as of January 2, 2011, among O.P.C. Rotem Ltd., as borrower, Bank Leumi Le-Israel B.M., as arranger and agent, Bank Leumi Le-Israel Trust Company Ltd., as security trustee, and the senior lenders named therein (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

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
4.7

Equity Pledge Contract, dated December 21, 2016, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.22 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 19, 2017)

4.8

Further Release and Cash Support Agreement, dated March 9, 2017, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.23 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.9

The Second Equity Pledge Contract in relation to 700 Million Loan, dated March 9, 2017, between Quantum (2007) LLC, as Pledgor, and Chery Automobile Co. Ltd., as Pledgee (Incorporated by reference to Exhibit 4.24 to Amendment No. 1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on April 21, 2017)

4.10*

Purchase and Sale Agreement, dated as of October 9, 2020, by and among GIP II CPV Intermediate Holdings Partnership, L.P., GIP II CPV Intermediate Holdings Partnership 2, L.P., CPV Power Holdings GP, LLC, CPV Group LP and OPC US Inc.[2]

4.11

Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 8, 2019)[2]

4.12

Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.13

Amended and Restated Pledge Agreement, dated February 15, 2018, between Kenon Holdings Ltd. and Nautilus Inkia Holdings LLC (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.14

Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.15

Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.16*

Letter Agreement regarding additional undertakings in connection with the termination of the Deferred Payment Agreement, dated as of October 29, 2020, among Nautilus Inkia Holdings SCS, Nautilus Energy TopCo LLC, and Kenon Holdings Ltd.

Exhibit Number	Description of Document
4.17*	First Amendment to the Amended and Restated Pledge Agreement, dated as of October 29, 2020, among Kenon Holdings Ltd. and Nautilus Inkia Holdings SCS
4.18*	Sale and Purchase Agreemend, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd.[2]
8.1*	List of subsidiaries of Kenon Holdings Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, a member firm of KPMG International
15.2*	Consent of Somekh Chaikin, a member firm of KPMG International
15.3*	Consent of Dixon Hughes Goodman LLP

15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd as of December 31, 2020 and 2019 and for each of the three years in the three-year period ended December 31, 2020 (Incorporated by reference to pages F-1-F-60 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (File No: 21759864), filed with the SEC on March 22, 2021)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.
2)	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.