Form 20-F
period 2021-12-31
Kenon Holdings Ltd.
filed 2022-03-31
CIK 1611005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

Form 20-F
_____________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

Commission File Number: 001-36761
_______________

KENON HOLDINGS LTD.
(Exact name of registrant as specified in its charter)
_______________

Singapore (Jurisdiction of incorporation or organization)	(Company Registration No. 201406588W) 4911 (Primary Standard Industrial Classification Code Number) 1 Temasek Avenue #37-02B Millenia Tower Singapore 039192 +65 6351 1780	Not Applicable (I.R.S. Employer Identification No.)

(Address of Principal Executive Offices)

______________

Copies to:
Scott V. Simpson
James A. McDonald
Skadden, Arps, Slate, Meagher and Flom (UK) LLP
40 Bank Street
London E14 5DS
Telephone: +44 20 7519 7000
Facsimile: +44 20 7519 7070

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

53,879,117 shares

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

Yes ☐       No ☒

TABLE OF CONTENTS

PART I
ITEM 1.	Identity of Directors, Senior Management and Advisers	1
	A. Directors and Senior Management	1
	B. Advisers	1
	C. Auditors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
	A. Reserved	1
	B. Capitalization and Indebtedness	1
	C. Reasons for the Offer and Use of Proceeds	1
	D. Risk Factors	1
ITEM 4.	Information on the Company	54
	A. History and Development of the Company	54
	B. Business Overview	55
	C. Organizational Structure	124
	D. Property, Plants and Equipment	125
ITEM 4A.	Unresolved Staff Comments	125
ITEM 5.	Operating and Financial Review and Prospects	125
	A. Operating Results	133
	B. Liquidity and Capital Resources	139
	C. Research and Development, Patents and Licenses, Etc.	149
	D. Trend Information	149
	E. Critical Accounting Policies and Significant Estimates	150
ITEM 6.	Directors, Senior Management and Employees	151
	A. Directors and Senior Management	151
	B. Compensation	153
	C. Board Practices	153
	D. Employees	156
	E. Share Ownership	156
ITEM 7.	Major Shareholders and Related Party Transactions	157
	A. Major Shareholders	157
	B. Related Party Transactions	158
	C. Interests of Experts and Counsel	158
ITEM 8.	Financial Information	158
	A. Consolidated Statements and Other Financial Information	158
	B. Significant Changes	158
ITEM 9.	The Offer and Listing	159
	A. Offer and Listing Details	159
	B. Plan of Distribution	159
	C. Markets	159
	D. Selling Shareholders	159
	E. Dilution	159
	F. Expenses of the Issue	159
ITEM 10.	Additional Information	159
	A. Share Capital	159
	B. Constitution	159
	C. Material Contracts	172
	D. Exchange Controls	172
	E. Taxation	172
	F. Dividends and Paying Agents	179
	G. Statement by Experts	179
	H. Documents on Display	179
	I. Subsidiary Information	180
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	180
ITEM 12.	Description of Securities Other than Equity Securities	180
	A. Debt Securities	180
	B. Warrants and Rights	180
	C. Other Securities	181
	D. American Depositary Shares	181
i

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated company, collectively, as the context may require, including:

•	OPC Energy Ltd. (“OPC”), an owner, developer and operator of power generation facilities in the Israeli and United States power markets, in which Kenon has an approximately 58.8% interest;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon, through its 100%-owned subsidiary Quantum (as defined below), has a 12% interest;

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has an approximately 20.7% interest; and

•
“CPV” means the CPV Group (i.e. CPV Power Holdings LP (a limited partnership established under Delaware law), Competitive Power Ventures Inc. (a company incorporated under Delaware law) and CPV Renewable Energy Company Inc.), a business engaged in the development, construction and management of power plants running conventional energy (powered by natural gas) and renewable energy in the United States, which was acquired from Global Infrastructure Management, LLC in January 2021 by CPV Group LP, an entity in which OPC indirectly holds a 70% interest.

Additionally, this annual report uses the following conventions:

•	“Ansonia” means Ansonia Holdings Singapore B.V., a company organized under the laws of Singapore, which owns approximately 60% of the outstanding shares of Kenon;

•	“Chery” means Chery Automobile Co. Ltd., a supplier to and shareholder of Qoros;

•	“IC” means Israel Corporation Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange, or the “TASE,” and Kenon’s former parent company;

•	“IC Green” means IC Green Energy Ltd., an Israeli corporation and a wholly-owned subsidiary of Kenon;

•	“IC Power” means IC Power Ltd., formerly IC Power Pte. Ltd, a Singaporean company and a wholly-owned subsidiary of Kenon;

•	“Inkia Business” means Inkia’s Latin American and Caribbean power generation and distribution businesses, which were sold in December 2017;

•	“Kallpa” means Kallpa Generación SA, a company within the Inkia Business. Kallpa was owned by Inkia until December 2017; and

•	“Majority Shareholder” means the China-based investor related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”) that holds 63% of Qoros;

Additionally, this annual report uses the following conventions for OPC and ZIM:

OPC

•	“Availability factor” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year;

•	“COD” means the commercial operation date of a development project;

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

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

•	“Infinya” means Infinya Ltd. (formerly Hadera Paper Ltd.), an Israeli corporation, which is owned by OPC;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•	“kWh” means kilowatts per hour;

•	“MW” means megawatts (one MW is equal to 1,000 kilowatts or kW);

•	“MWh” means megawatt per hour;

•	“OEM” means original equipment manufacturer;

•	“OPC’s capacity” or “OPC’s installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of OPC’s ownership interest in the entity that owns such asset;

•	“OPC-Hadera” is an Israeli corporation, in which OPC has a 100% interest;

•	“OPC-Rotem” means O.P.C. Rotem Ltd., an Israeli corporation, in which OPC has an 80% interest;

•	“our businesses” shall refer to each of our subsidiaries and associated company, collectively, as the context may require;

•	“PPA” means power purchase agreement;

•	“Primus” refers to Primus Green Energy, Inc. In 2020, Primus changed its name to ICG Energy, Inc and was transferred to OPC in 2021;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Kenon and which is the direct owner of our interest in Qoros;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

•	“Sorek” means OPC Sorek 2 Ltd.;

•
“spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in IC Power, Qoros, ZIM and other entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s shareholders;

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

•	“Tzomet” means Tzomet Energy Ltd., an Israeli corporation in which OPC has a 100% interest, following the acquisition of the remaining 5% interest in February 2020;

ZIM

•	“cooperation agreements” means one or more vessel sharing arrangements, swap agreements and slot sharing arrangements;

•
“strategic alliance” means a more extensive type of cooperation arrangement and is longer-term than a strategic cooperation. It involves cooperation arrangements and usually includes all of ZIM’s East/West routes, such as Asia-Europe, Asia-Med, Cross Atlantic and Trans Pacific. The duration of a strategic alliance will typically be long-term, as long as 10 years; and

•
“strategic cooperation” means a more extensive type of cooperation arrangement, generally being longer term and involving more trade routes. It involves some joint planning mechanism, but joint planning is less extensive as compared to a strategic alliance. A strategic cooperation can take the form of one or a combination of cooperation arrangements.

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

Our consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2021, 2020 and 2019 and the consolidated statements of financial position as of December 31, 2021 and 2020. We present our consolidated financial statements in U.S. Dollars.

All references in this annual report to (i) “U.S. Dollars,” “$” or “USD” are to the legal currency of the United States of America (“United States” or “U.S.”); (ii) “RMB” are to Yuan, the legal currency of the People’s Republic of China, or China; and (iii) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel.

This annual report contains translations of certain RMB and NIS amounts into USD at certain foreign exchange rates solely for the convenience of the reader. All convenience translations from RMB or NIS to USD with respect to amounts relating to transactions that occurred during 2021 are based on the certified foreign exchange rates published by the Federal Reserve Board of Governors and foreign exchange rates published by the Bank of Israel, respectively, on December 31, 2021, which was 6.45 RMB per USD and 3.23 NIS per USD, respectively. All other convenience translations from RMB or NIS to USD with respect to amounts relating to transactions that occurred before 2021 are based on the same publications for applicable periods. The convenience translations contained in this annual report should not be construed as representations that the RMB or NIS amounts referred to herein actually represent the USD amounts in the convenience translations presented or that they could have been or could be converted into USD at the exchange rate used in the convenience translations or at any particular rate.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

The financial information presented herein with respect to Qoros has not been audited and is based on Qoros’ management accounts.

v

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely EBITDA and Adjusted EBITDA for OPC and ZIM, each as defined under “Item 5 Operating and Financial Review and Prospects”. Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA and Adjusted EBITDA provide transparent and useful information to investors and financial analysts in their review of these businesses’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and reflects our current expectations and views of the quality of our assets, our anticipated financial performance, our future growth prospects, the future growth prospects of our businesses, the liquidity of our ordinary shares, and other future events. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts and are principally contained in the sections entitled “Item 3 Key Information,” “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

These forward-looking statements relate to:

•	our goals and strategies;

•	the strategies, business plans and funding requirements of our businesses;

•	the potential spin-off, listing, offering, distribution or monetization of our businesses;

•	expected trends in the industries and markets in which each of our businesses operate;

•	our expected tax status and treatment and expected status and treatment under relevant regulations;

•	statements relating to litigation and/or regulatory proceedings;

•	critical accounting estimates and the expected effect of new accounting standards on Kenon;

•	the assumptions used in impairment analysis conducted by Kenon and its businesses;

•	the expected effects of COVID-19, including the effect of any current or future force majeure notices, on our businesses;

•	with respect to OPC:

•
the expected cost and timing of commencement and completion of development and construction of CPV’s construction and development projects and the Tzomet project, as well as the anticipated installed capacities and expected performance (e.g., efficiency) of such projects, including the license and approvals for the development of and financing for projects;

•	expected macroeconomic trends in Israel and the US, including the expected growth in energy demand;

•	potential expansions (including new projects or existing projects);

•	its gas supply agreements;

•	its strategy;

•	its dividend policy;

•	expected trends in energy consumption;

•	regulatory trends;

•	its anticipated capital expenditures, and the expected sources of funding for capital expenditures;

•	projections for growth and expected trends in the electricity market in Israel and the US; and

•	the price and volume of gas available to OPC in Israel and the US;

•	with respect to Qoros:

•	statements relating to the agreement to sell Kenon’s remaining interest in Qoros to the Majority Shareholder;

•	statements with respect to Qoros’ loan agreements and discussions with its creditors;

•	statements with respect to pledges and guarantees of Qoros’ debt;

•	with respect to ZIM:

•
ZIM’s expectation of modifications with respect to its and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;

•	statements regarding the 2M Alliance and expected benefits of the alliance;

•	statements with respect to ZIM’s dividends and dividend policy; and

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

Risks Related to Our Strategy and Operations

We may make further investments.

Our business may require or seek to raise debt or equity financing. In the event that one or more of our businesses requires capital, irrespective of whether such business are able to raise such financing, Kenon may provide financing by (i) utilizing cash on hand, (ii) issuing equity in the form of shares or convertible instruments (through a pre-emptive offering or otherwise), (iii) using funds received from the operations or sales of Kenon’s other businesses, (iv) selling part, or all, of its interest in any of its businesses or using the proceeds from sales of or distributions from its businesses, (v) raising debt financing at the Kenon level or (vi) providing guarantees or pledging collateral in support of the debt of its businesses. To the extent that Kenon raises debt financing, any debt financing that Kenon incurs may not be on favorable terms, may impose restrictive covenants that limit how Kenon manages its investments in its businesses, and may also limit dividends or other distributions by Kenon. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices. Investments by Kenon reduce amounts potentially available for distribution to shareholders.

Kenon may also seek to raise financing at the Kenon level to meet its obligations or make investments or acquisitions in its existing or new businesses. In the event that funds from its businesses or external financing are not available to meet such obligations or make investments it seeks to make on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited, particularly in light the various pledges over the shares of some of Kenon’s businesses. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly to meet Kenon’s obligations.

In addition, our directors have broad discretion on the use of the capital resources for investments in our businesses or other investments or other purposes and we may make investments or acquisitions in our existing or new businesses. Kenon has provided loans and guarantees and made equity investments to support its businesses, such as investments in OPC (including equity investments in 2021 and 2020), and may provide additional loans to or make other investments in or provide guarantees in support of its businesses. Kenon’s liquidity requirements will increase to the extent it makes further loans or other investments in or grants additional guarantees to support its businesses. Third-party financing sources for Kenon’s businesses may require Kenon to guarantee an individual business’ indebtedness and/or provide collateral, including collateral via a cross-collateralization of assets across businesses (i.e., pledging shares or assets of one of our businesses to secure debt of another of our businesses). To the extent Kenon guarantees an individual business’ indebtedness, it may divert funds received from one business to another business. We may also sell some or all of our interests in any of our businesses to provide funding for another business. Additionally, if we cross-collateralize assets in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations. Furthermore, if Kenon provides any of its businesses with additional capital, provides any third parties with indemnification rights or a guarantee, and/or provides additional collateral, including via cross-collateralization, this could reduce our liquidity. For further information on the capital resources and requirements of each of our businesses, see “Item 5.B Liquidity and Capital Resources.”

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses may seek to access capital markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures and for general corporate purposes. Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses. The ability of Kenon or its businesses to access capital markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. Disruptions in the capital or credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing.

The availability of such financing and the terms thereof will be impacted by many factors, including: (i) our financial performance, (ii) credit ratings or absence of a credit rating, (iii) the liquidity of the overall capital markets, (iv) the state of the global economy and (v) geopolitical events such as the Russian military actions across Ukraine. There can be no assurance that Kenon or its businesses will be able to access the capital markets on acceptable terms or at all. If Kenon or its businesses deems it necessary to access financing and is unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity.

We are subject to volatility in the capital markets.

Our strategy may include sales or distributions of our interests in our businesses. For example, in August 2017, OPC completed an initial public offering, or IPO, in Israel, and a listing on the TASE, and in February 2021, ZIM completed an IPO on the New York Stock Exchange, or NYSE. The ability of one or more of our businesses to complete a public offering, distribution or listing is heavily dependent upon the public equity markets.

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

We may enter into lockup agreements with respect to our shares in listed companies in connection with offerings by those companies, and in some cases, we may be required to enter into a lockup agreement. In addition, we are subject to securities laws restrictions on resales, including in the United States the requirement to register resales with the SEC or to make sales under a relevant exemption.

We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.

We are a holding company of various operating companies, and as a result, do not conduct independent operations or possess significant assets other than investments in and advances to our businesses. As a result, we depend on funds from our businesses or external financing to meet our operating expenses and obligations, including our operating expenses.

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

Our businesses are leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2021 (the following figures are unaudited):

•	OPC had $1,215 million of outstanding indebtedness,

•	ZIM had outstanding indebtedness (mostly lease liabilities) of approximately $3.3 billion, and

•
Qoros had external loans and borrowings of RMB 2,734 million (approximately $429 million) and loans and other advances from parties related to the Majority Shareholder of RMB 5,978 million (approximately $938 million).

Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. Consequently, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. Additionally, some of our businesses’ assets have been pledged to secure indebtedness, and as a result, the amount of collateral that is available for future secured debt or credit support and a business’ flexibility in dealing with its secured assets may be limited. Our businesses that are leveraged use a substantial portion of their consolidated cash flows from operations to make debt service payments, thereby reducing its ability to use their cash flows to fund operations, capital expenditures, or future business opportunities.

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

If any of our businesses are unable to repay or refinance their indebtedness as it becomes due, or if they are unable to comply with their covenants, they may decide to sell assets or to take other actions, including (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on their indebtedness. As a result, the ability of our businesses to withstand competitive pressures and to react to changes in the various industries in which we operate could be impaired. A breach of any of our businesses’ debt instruments and/or covenants could result in a default under the relevant debt instrument(s), which could lead to an event of default. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, the relevant business may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of that business for us. Furthermore, the acceleration of any obligation under certain debt instrument may permit the holders of other material debt to accelerate their obligations pursuant to “cross default” provisions, which could have a material adverse effect on our business, financial condition and liquidity.

As a result, our businesses’ leverage could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We face risks in relation to the agreement to sell all of Kenon’s remaining interest in Qoros.

In 2018, the Majority Shareholder acquired 51% of Qoros from Kenon and Chery. The investment was made pursuant to an investment agreement among the Majority Shareholder, Quantum, Wuhu Chery Automobile Investment Co., Ltd. (a subsidiary of Chery), or Wuhu Chery, and Qoros. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%.

In April 2021, Kenon’s subsidiary Quantum entered into an agreement with the Majority Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $245 million). The agreement provided that a deposit of 5% was due July 30, 2021 and that the purchase price would be payable in installments through March 31, 2023. Neither the deposit nor the initial payment, due September 30, 2021, were paid, and we have not had any confirmation from the Majority Shareholder or the Baoneng Group as to when payments will be made or if payments will be made at all. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission (“CIETAC”). The proceedings are ongoing.

As a result of the payment delay, Quantum currently has the right to exercise the put option it has over its remaining shares. If Quantum exercises its put option, the Majority Shareholder will be required to assume the full pledge. The guarantee provide by Baoneng Group provides for a number of obligations, including the obligation for Baoneng Group to reimburse Kenon in the event Quantum’s shares are foreclosed. Currently, Baoneng Group is required to deposit an amount sufficient in escrow to ensure sufficient collateral to avoid the banks foreclosing the Qoros shares pledged by Quantum. Baoneng Group has failed to do so after Kenon made a demand in the fourth quarter of 2021, and in November 2021, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by the Majority Shareholder. The court proceedings are ongoing. This litigation is not related to Kenon’s back-to-back guarantees to Chery. Kenon has obtained an order freezing certain assets of Baoneng Group in connection with the litigation pursuant to a court order. There is no assurance that Kenon will recover sufficient amount of assets to cover the losses resulting from the breach of contract by Baoneng Group, however, and such failure to recover may affect Kenon’s ability to realize any value in respect of Kenon’s remaining shares in Qoros. The manufacturing production at Qoros has been shut down since July 2021. Since April 2020, Kenon no longer accounts for Qoros pursuant to the equity method of accounting and in 2021, Kenon wrote down the value of Qoros to zero.

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

Through our businesses, we have facilities and generate costs and revenues in a number of geographic regions across the globe. As a result, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than the U.S. Dollar. The predominance of certain currencies varies from business to business, with many of our businesses generating revenues or incurring indebtedness in more than one currency. For example, most of ZIM’s revenues and a significant portion of its expenses are denominated in the U.S. Dollar. However, a material portion of ZIM’s expenses are denominated in local currencies. In addition, OPC is subject to exchange rate fluctuations in its operations in Israel, and a portion of its PPAs and its supply arrangements are determined by reference to the NIS:USD exchange rate. Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate (i) partly in view of its investment in CPV which operates in the U.S., (ii) the expected investment in CPV’s existing project backlog and (iii) as the IEC electricity tariff is partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars. In general, decline in the exchange rate of the U.S. Dollar exchange rate is expected to have an adverse effect on OPC in the long term or on the OPC’s dollar investments. From time to time, and in accordance with its business considerations, OPC uses currency forwards. However, there is no certainty as to the reduction of the exposure to exchange rates under such currency forwards, and OPC incurs costs in respect of those forwards.

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

The business and operating results of each of our businesses are affected by worldwide economic conditions, particularly conditions in the energy generation, passenger vehicle, and shipping industries in which our businesses operate. The operating results and profitability of our businesses may be adversely affected by slower global economic growth, credit market crises, lower levels of consumer and business confidence, downward pressure on prices, high unemployment levels, reduced levels of capital expenditures, fluctuating commodity prices (particularly prices for electricity, natural gas, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, uncertainties with respect to the stability of the emerging markets, increased tariffs and other forms of trade protectionism and other challenges affecting the global economy. Volatility in global financial markets and in prices for oil and other commodities and geopolitical events could result in a deterioration of global economic conditions. As a result of global economic conditions, some of the customers of our businesses have experienced, and may experience, deterioration of their businesses, cash flow shortages, and/or difficulty in obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase the products and/or services of our businesses, or may not be able to fulfill their obligations to us in a timely fashion. Furthermore, the vendors, suppliers and/or partners of each of our businesses may experience similar conditions, which may impact their ability to fulfill their obligations.

In addition, the business and operating results of each of our businesses have been and may continue to be adversely affected by the effects of a widespread outbreak of contagious disease, including the COVID-19 outbreak, which has and could continue to adversely affect the economies and financial markets of many countries, which has had and could continue to have an adverse effect on our businesses. The COVID-19 outbreak has led to quarantines, cancellation of events and travel, business and school shutdowns and restrictions, supply chain interruptions, increased unemployment and overall economic and financial market instability. Further spread of COVID-19 could cause additional quarantines, reduction in business activity, labor shortages and other operational disruptions. The full impact of this outbreak will depend on future developments, including continued or further severity of the outbreak of COVID-19 and the actions to contain it or treat its impact.

Furthermore, the Russian military actions across Ukraine has led to and is expected to continue to lead to disruption, instability and volatility in global markets and industries. Our business could be negatively impacted by such conflict. The U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect our business.

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. Slower growth or deterioration in the global economy (as a result of recent volatility in global markets, the COVID-19 outbreak, a continuation or worsening of the Russian military actions across Ukraine and measures taken in response to that action, trade protectionism and commodity prices, or otherwise) could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses’ operations expose us to risks associated with conditions in those markets where they operate.

Through our businesses, we operate and service customers in geographic regions around the world which exposes us to risks, including:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	unfavorable changes in regulated electricity tariffs;

•	trade protection measures, import or export restrictions, licensing requirements and local fire and security codes and standards;

•	increased costs and risks of developing, staffing and simultaneously managing a number of operations across a number of countries as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	adverse tax developments;

•	geopolitical events such as military actions;

•	changes in the general political, social and/or economic conditions in the countries where we operate; and

•	the presence of corruption in certain countries.

If any of our businesses are impacted by any of the aforementioned factors, such an impact could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We require qualified personnel to manage and operate our various businesses.

As a result of our decentralized structure, our businesses require qualified and competent management to independently direct the day-to-day business activities of each of our businesses, execute their respective business plans, and service their respective customers, suppliers and other stakeholders, in each case across numerous geographic locations. We must be able to retain employees and professionals with the skills necessary to understand the continuously developing needs of our customers and to maximize the value of each of our businesses. This includes developing talent and leadership capabilities in the emerging markets in which certain of our businesses operate, where the depth of skilled employees may be limited. Changes in demographics, training requirements and/or the unavailability of qualified personnel could negatively impact the ability of each of our businesses to meet these demands. If any of our businesses fail to train and retain qualified personnel, or if they experience excessive turnover, we may experience declining sales, production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs and other difficulties, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Raw material shortages, supplier capacity constraints, production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs and adversely impact the competitive positions of the products and/or services of our businesses.

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas for OPC and bunker and containers for ZIM), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited- or sole-source suppliers. For more information on the risks relating to supplier concentration in relation to OPC, see “Item 3.D Risk Factors—Risks Related to OPC—OPC depends on infrastructure, securing space on the grid and infrastructure providers, and Supplier concentration may expose OPC to significant financial credit or performance risk.”

A disruption in deliveries from these and other third-party suppliers, contract manufacturers or service providers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities, including as a result of the Russian military actions across Ukraine which commenced in February 2022 and measures taken in response to that action, the COVID-19 outbreak or catastrophic events, could have an adverse effect on the ability of our businesses to meet their commitments to customers or could increase their operating costs. Our businesses could encounter supply problems and may be unable to replace a supplier that is not able to meet their demand in either the short- or the long-term; these risks are exacerbated in the case of raw materials or component parts that are sourced from a single-source supplier. Furthermore, quality and sourcing issues experienced by third-party providers can also adversely affect the quality and effectiveness of our businesses’ products and/or services and result in liability and reputational harm that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of December 31, 2021, OPC employed 118 employees in Israel and ZIM employed 5,931 employees. Our businesses have experienced and could experience strikes, industrial unrest, work stoppages or labor disruptions as a result of the COVID-19 outbreak. Any disruptions in the operations of any of our businesses as a result of labor stoppages, strikes or other disruptions could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage or other disruption at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available.

A disruption in our and each of our business’ information technology systems, including incidents related to cyber security, could adversely affect our business operations.

Our business operations, and the operations of our businesses, rely upon the accuracy, availability and security of information technology systems for data processing, storage and reporting. As a result, we and our businesses maintain information security policies and procedures for managing such information technology systems. However, such security measures may be ineffective and our information technology systems, or those of our businesses, may be subject to cyber-attacks. A number of companies around the world have been the subject of cyber security attacks in recent years, including in Israel where we have a large part of our businesses. For example, on September 28, 2020, a competitor of ZIM confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the public website of the International Maritime Organization (“IMO”) and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a highly publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. Other Israeli businesses are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. These attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other perpetrators of corporate espionage.

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

We are subject to a variety of legal proceedings and legal compliance risks in every part of the world in which our businesses operate. We, our businesses, and the industries in which we operate, are periodically reviewed or investigated by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Changes in laws or regulations could require us, or any of our businesses, to change manners of operation or to utilize resources to maintain compliance with such regulations, which could increase costs or otherwise disrupt operations. Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, sanctions, tariffs and other trade barriers and price or exchange controls, could affect our businesses in several national markets, impact our profitability and make the repatriation of profits difficult, and may expose us or any of our businesses to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights.

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

We may be subject to further governmental regulation as a result of our regulatory status, which could subject us to restrictions that could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

The U.S. Investment Company Act of 1940 (the “Investment Company Act”) regulates “investment companies,” which includes, in relevant part, issuers that are, or that hold themselves out as being, primarily engaged in the business of investing, reinvesting and trading in securities or that are engaged, or propose to engage, in the business of investing, reinvesting, owning, holding or trading in securities and own, or propose to acquire, investment securities (as defined in the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Pursuant to a rule adopted under the Investment Company Act, notwithstanding the 40% test described above, an issuer is excluded from the definition of investment company if no more than 45% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of the issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than (i) U.S. government securities, (ii) securities issued employees’ securities companies, (iii) securities issued by majority-owned subsidiaries of the issuer that are not investment companies and not relying on certain exclusions from the definition of investment company and (iv) securities issued by companies that are not investment companies and are controlled primarily by the issuer through which the issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities. We do not believe that we are subject to regulation under the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through majority owned and primarily controlled subsidiaries. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, maintaining such status may impose limits on our operations and on the assets that we and our subsidiaries may acquire or dispose of. If, at any time, we meet the definition of investment company, including as a result of a company in which we have an ownership interest ceasing to be majority owned or primarily controlled, including as a result of dispositions of interests in majority owned and primarily controlled subsidiaries, we could, among other things, be required to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, which could have an adverse effect on us and the market price of our securities. If we were to be deemed an “inadvertent” investment company, we may seek to rely on Rule 3a-2 under the Investment Company Act, which provides that an issuer will not be treated as an investment company subject to the provisions of the Investment Company Act provided the issuer has the requisite intent to be engaged in a non-investment business, evidenced by the issuer’s business activities and an appropriate resolution of the issuer’s board of directors, during a one year cure period.

The Investment Company Act contains substantive legal requirements that regulate the manner in which an “investment company” is permitted to conduct its business activities. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. In any case, the U.S. Investment Company Act of 1940 generally only allows U.S. entities to register. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business in the United States or offering and selling securities in the United States or to U.S. persons, unable to comply with our reporting obligations in the United States as a foreign private issuer, subject to the delisting of the Kenon shares from the NYSE, and subject to criminal and civil actions that could be brought against us, any of which would have a material adverse effect on the liquidity and value of the Kenon shares and on our business, financial condition, results of operations or liquidity.

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

We have geographically diverse businesses, which may expose our business and financial affairs to political and economic risks, including operations in areas subject to international restrictions and sanctions. Legislation and rules governing sanctions and trade restrictions are complex and constantly evolving and the Russian military actions across Ukraine has resulted in a number of sanctions being implemented. Moreover, changes in these laws and regulations can be unpredictable and happen swiftly. Part of our global operations necessitate the importation and exportation of goods and technology across international borders on a regular basis. From time to time, we, or our businesses, obtain or receive information alleging improper activity in connection with such imports or exports. Our policies mandate strict compliance with applicable sanctions laws and trade restrictions. Nonetheless, our policies and procedures may not always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject us to civil or criminal penalties, including material monetary fines, denial of import or export privileges, or other adverse actions. The occurrence of any of the aforementioned factors could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to OPC’s Israel operations

OPC’s profitability depends on the EA’s electricity rates.

Since the price of electricity for OPC’s customers is directly affected by the electricity generation component tariff, and this is the basis of linking the price of natural gas pursuant to gas purchase agreements, OPC is exposed to changes in the electricity generation component. Declines in the electricity rates and changes in the structure of electricity rates published by the EA, including the rate of the electricity generation component, may have a substantial adverse effect on OPC’s profits.

To the extent that the generation component tariffs published by the EA change as a result of, among other things, fluctuations in currency exchange rates or IEC fuel costs, OPC’s revenues from sales to private customers and cost of sales will be affected. On February 1, 2022, the EA published the electricity tariffs for 2022 set at the weighted average of NIS 0.2869 per KWh which was an increase of the EA’s generation component tariff by approximately 13.6% from 2021. On February 27, 2022, following the government’s economic plan to reduce the cost of living, the EA issued a hearing on the update of the electricity tariff for 2022. In the hearing, it is proposed to update the production component in order to reflect the reduction in the excise duty rate following the draft excise tax on fuel issued by the Israeli Ministry of Finance. The effective date of the new tariff, subject to a final decision at the hearing, is at the beginning of the month following the entry into effect of the new excise order. The proposed generation component (subject to a final decision) is expected to be 27.64 agorot, which is an increase of approximately 9.4% from 2021, instead of an increase of approximately 13.6% approved on February 1, 2022, as mentioned above.

Furthermore, the gas price formula determined in the agreements with the Tamar Group is subject to a minimum U.S. dollar price mechanism. When the price of gas is equal to or lower than the minimum price, reductions in the generation tariff will not lead to a reduction in the cost of natural gas consumed by OPC-Rotem and/or OPC-Hadera, but rather to a reduction in profit margins. For OPC-Hadera, the effect on profit margins also depends on the USD/NIS exchange rate fluctuations. Therefore, declines in the EA generation component tariff below the minimum price may not result in a corresponding decline in natural gas expenses, due to the floor price mechanism and may lead to a decline in profit margins because the gas price may not decrease as much as revenues. For OPC-Rotem, gas price was equal to the minimum price during 2021 and until January 2021, and later in 2022, OPC-Rotem’s gas price is expected to be higher than the minimum price. As a result, OPC-Rotem’s exposure to changes in the NIS/USD exchange rate may decrease compared to 2021. The price of gas paid by OPC-Hadera throughout 2021 and until February 2022 was the minimum price. According to the annual update of the production component for 2022, the price of gas for OPC-Hadera is expected to be above the minimum price from March 2022 to the end of 2022.

OPC is subject to changes in the electricity market and technological changes.

Most of the OPC’s electricity and energy generation and supply activities are carried out using conventional technologies. As a result of the acquisition of CPV, OPC now has generation activity in which renewable energy is used to generate electricity, mainly in projects under development and construction. OPC is working to expand its renewable energy activities in Israel and the United States. Failure to adopt new production technologies, as well a failure to manage and lead internal organizational innovation processes or to adjust the private transactions to the developments in the supply chain, may lead to OPC missing out on business opportunities and impair the prospect of positioning itself as a leader in the industry, or to a decrease in its market share. The introduction of renewable energies may lead to decreased generation using conventional energy, including through OPC’s production facilities, including to reduce the production operations at the OPC-Rotem power plant.

OPC’s operations in Israel are significantly influenced by regulations.

OPC is subject to significant government regulation in Israel. See “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” OPC is therefore exposed to changes in these regulations as well as changes to regulations applicable to sectors that are associated with the company’s activities. Regulatory changes may have an adverse effect on OPC’s activity in Israel and results or on its terms of engagement with third parties, such as its customers and suppliers, such as the Tamar Group. Furthermore, these processes might lead to delays in obtaining permits and licenses, the imposition of monetary sanctions, the filing of criminal indictments or the instigation of administrative proceedings against OPC and its management, and damage to OPC’s reputation. In the coming years, OPC expects frequent regulatory changes in the industry, including in relation to the private electricity market in Israel, which is a new and developing market based on the Israeli government’s goals and development of incentives and renewable energies in Israel and worldwide. Regulatory changes may impact the power stations owned by OPC or the power stations that it intends to develop, including the economic feasibility of establishing new power stations. Such regulatory arrangements may apply pursuant to competition laws or to promote competition.

Furthermore, OPC is subject to environmental laws and regulations in Israel, including those that seek to regulate noise, pollution and emission of contaminants to treat hazardous materials. If stricter regulatory requirements are imposed on private electricity producers or if OPC does not comply with such requirements, laws and regulations, this could have an adverse effect on OPC’s results and activity. Furthermore, stricter regulatory requirements could require material expenditures or investments by OPC.

Additionally, OPC requires certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. For example, in November 2017, OPC-Rotem applied to the EA to obtain a supply license. In February 2018, the EA responded that OPC-Rotem needs a supply license to continue selling electricity to customers and that the license will not change the terms of the PPA between OPC-Rotem and the IEC (which will be assigned by IEC to the System Operator). The EA also stated that it will consider OPC-Rotem’s supply license once the issue of electricity trade in the Israeli economy has been comprehensively addressed. As of March 27, 2022, there is no assurance regarding the receipt of the license and the terms of such a license if granted. If OPC-Rotem does not receive a supply license, this may adversely affect OPC. In February 2020, the EA issued standards regarding deviations from consumption plans submitted by private electricity suppliers, which became effective on September 1, 2020, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” The EA had stated that this regulation will apply to OPC-Rotem after supplementary arrangements have been determined for OPC-Rotem, which have yet to be determined. OPC-Rotem is currently in discussions with the EA and OPC has submitted its position to the EA that preserving OPC’s rights under the OPC-Rotem tender required granting a supply license at the same time as applying the described decision to OPC-Rotem. This regulation could limit OPC-Rotem’s operations if it does not obtain a supply license or if it obtains a license that contains more restrictive terms than expected. OPC is still examining the effects of the decision on OPC-Rotem. In February 2022, the EA passed a resolution entitled “Amendment of the Criteria for Applying the Market Model to Existing Independent Production and Renewable Energies,” which amends the existing regulation for producers in the transmission network across all types of technologies and applies to them the criteria that regulate the operation of the energy market in Israel. The EA notes in this resolution that, although the main objective of the decision is to introduce uniformity into the market rules applicable to all generation units in the market, it was decided at this stage to exclude from its scope the IEC generation units as well as OPC-Rotem, which is subject to unique regulation requiring adjustments in several aspects. The EA also notes that it is currently reviewing all changes that need to be made in the regulation applicable to OPC-Rotem such that it will be able to harmonize it with other independent generating units. Furthermore, the grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet’s compliance with the conditions set by law. If Tzomet is unable to obtain the permanent generation license in time or at all this may result in the project not being completed in time or at all and, therefore, have a material adverse effect on OPC’s business, financial condition and results of operations. See also “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC faces risks in connection with the expansion of its business.”

Failure by OPC to identify a new or revised legislation, inadequate interpretation of the provisions of the law, failure to apply controls and monitor the implementation of and compliance with the provisions of the applicable law and regulations, including the terms of licenses, failure to obtain licenses or non-renewal of licenses or stricter licensing terms, the imposition of stricter regulations to independent power producers or failure to comply with such regulations may lead to OPC’s incurring expenses or being required to make significant investments and have a material adverse effect its operating results. Furthermore, adoption and implementation of the objectives of the ESG (environmental, social and corporate governance goals) by various organizations, voluntarily or pursuant to new regulatory provisions, could expose OPC to additional requirements or, in the event of failure to comply with the foregoing goals, to restrictions on obtaining investments and credit, and impair the positioning of its status in its areas of operations.

OPC faces risks relating to PPAs, the System Operator and the IEC.

Consumption of gas quantities lower than the minimum quantities set in the gas agreements

In accordance with the OPC-Rotem gas agreements, OPC-Rotem is required to consume minimum quantities of gas as defined by the parties to the agreement (a take or pay undertaking). Cause for failure to withdraw the minimum quantities of gas (“Low Gas Consumption”) may include, among other things, an operative malfunction as a result of which it would be impossible to generate electricity, or a material decrease in OPC-Rotem and OPC-Hadera’s generation needs, including due to lower generation quantities prescribed by the System Operator. In 2021, there was an increase in the volume of generation reductions in OPC-Rotem at the instruction of the System Operator. Except in certain cases of force majeure events, Low Gas Consumption exposes OPC-Rotem to payment of penalties as set out in the Tamar Agreement; such an exposure is not covered by the OPC’s insurance policy.

Similar to OPC-Rotem, OPC-Hadera is required to consume minimum quantities of gas as defined by the parties to the gas supply agreements. As of December 31, 2021, OPC-Hadera consumed gas quantities that exceeded the said minimum quantities; however, in the event of a malfunction or a decrease in its electricity generation needs, OPC-Hadera may consume less than the minimum gas quantities. Low Gas Consumption exposes OPC-Hadera to payment of penalties as set out in the natural gas supply agreements; such an exposure is not covered by OPC’s insurance policy. Following the commercial operation date of the Karish reservoir, the total take or pay obligation to Energean and Tamar by OPC-Rotem and OPC-Hadera is expected to be higher than current obligation and therefore, the above risk may increase.

Disputes between OPC-Rotem, IEC and the System Operator

In addition, in connection with OPC-Rotem PPA, the IEC and System Operator and OPC-Rotem have certain open issues, including contentions regarding past netting in respect of the energy purchase cost for OPC-Rotem customers in a case of a load reduction of the power plant by the System Operator, and collection differences due to non transfer of meter data in 2013 through 2015, in amounts that are immaterial to OPC. In addition, the IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by OPC-Rotem during performance of tests. OPC-Rotem’s position regarding the matters raised by IEC is different, and the parties are currently negotiating with the aim of reaching agreements. However, there is still no agreement on the open issues and therefore, it is uncertain whether the parties will reach an agreement. The foregoing may not cover all open issues among the System Operator, IEC and OPC-Rotem.

Furthermore, the System Operator and IEC also dispute application of the EA decision with respect to deviations from OPC-Rotem’s consumption plans. In 2021, the System Operator notified OPC-Rotem of sale of energy to end-consumers in excess of the generation capacity of Rotem’s power plant which deviates from the provisions of the PPA agreement between it and IEC. OPC-Rotem was informed that the System Operator disputes OPC-Rotem’s position as to the applicability of Transmission and Backup Appendix (“Appendix O”). According to Appendix O, among other things, the IEC must supply transmission and backup services to OPC-Rotem and its consumers in connection with private transactions between OPC-Rotem and its customers – and thereby sets the tariffs to be paid by OPC-Rotem to the IEC for these services. In addition, Appendix O regulates the sale of surplus energy to the IEC and the purchase of electricity from the grid by the OPC-Rotem power plant and sets forth the relevant rates OPC-Rotem’s position on the PPA with IEC is different, and to the best of OPC-Rotem’s understanding, the matter is expected to be affected by complementary arrangements that are to be set by the Israeli Electricity Authority further to the Israeli Electricity Authority resolution. If such disputes are not settled between the parties, this may have an adverse effect on OPC.

Unavailability of the power plants in accordance with the PPAs

Unavailability of the power plants as required in accordance with the terms of the PPAs with the IEC exposes OPC to penalties, among other things. Subject to the construction of the Tzomet power plant, a situation where the power plant is unavailable and cannot meet its undertakings may have an adverse effect on the Company’s activity, including its ability to benefit from the arrangements set for electricity producers under Regulation 914.

Restrictions on purchase of electricity from IEC

Should OPC-Rotem become subject to restrictions with respect to electricity it is entitled to purchase from the IEC, and taking into account OPC-Rotem’s supply license (should such a license be granted), it may be restricted as to the scope of electricity sales to private customers, and this may adversely affect OPC’s operating results.

Engagement in new PPAs and renewal of existing PPAs

Most of the energy sold by OPC in Israel is sold to private customers under PPAs for defined periods. When the PPAs signed by OPC expires for any reason whatsoever, OPC will need to sign such agreements with other customers or renew the existing ones. There is no certainty that OPC will be successful in entering into new PPAs for adequate periods or renew the existing PPAs upon their expiry due to various reasons, nor is there certainty that OPC will enter into PPAs at terms identical to those of the expired agreements, due to, among other things, changes in market conditions. If OPC fails to engage in PPAs at the terms and conditions that are favorable for OPC, its operating results may be adversely affected.

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

According to the Israeli Concentration Law, when allocating and determining the terms of certain rights, including the right to an electricity generation license under certain circumstances, the regulator must consider the promotion of competition in the relevant industry sector and the Israeli economy generally. If the right is on the list of rights that may have a material impact on competition, the regulator must consult with the Israel Antitrust Commissioner regarding sector concentration. Kenon, OPC, and OPC’s subsidiaries are considered concentration entities under the Israel Corporation Group for purposes of sector-specific and economy-wide concentration. The list of concentration entities also includes Mr. Idan Ofer, who is the beneficiary of entities that indirectly hold a majority of the shares in Kenon, and includes a list of other entities which may be affiliated with Mr. Idan Ofer, including ZIM. With respect to economy-wide concentration, this may affect OPC’s or its subsidiaries’ ability to receive a generation license if it involves the construction and operation of power plants exceeding 175 MW. For example, in August 2017, the Israel Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration, or the Concentration Committee, recommended to the Electricity Authority, or EA not to grant a conditional license for the Tzomet project. The conditional license was eventually approved after OPC and the Idan Ofer group had complied with certain conditions agreed with the Concentration Committee, including the completion of the sale of the Idan Ofer group’s shares in Reshet Media Ltd. in April 2019. Therefore, OPC’s expansion activities and future projects have been and could in the future be limited by the Israeli Concentration Law.

Following the Israeli Government’s electricity sector reform, as part of which the IEC is expected to sell five of its sites (currently remaining sites are two), the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances, entities will not be permitted to hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. The generation capacity of an entity’s related parties with generation licenses will be counted towards such entity’s capacity for purposes of this 20% limitation. These principles may therefore increase competition and impose limitations on OPC’s ability to expand its business. In addition, the EA published proposed regulations in respect of maximum holdings in generation licenses which are not identical to the Competition Authority principles. The Competition Authority has stated that the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC), while, the EA has proposed regulation whereby the relevant limit is 20% of 16,000 MW (including capacity of IEC). OPC may be subject to more restrictive interpretation. The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW, based on OPC’s assessment.

OPC may not be able to enter into new markets, complete the merger process of or integrate acquired operations.

Expanding OPC’s activity into other markets and geographic regions involves risk factors, which are specific to those markets, including local regulations and the economic and political situation in those markets. Furthermore, operating in other markets depends on various factors, including knowledge of the market, identifying transactions that will suit OPC, conducting due diligence studies, recruiting suitable employees and securing any required financing. Failure of one or more of the foregoing factors may adversely affect the success of projects in such markets and OPC’s operations and results. Furthermore, completion of the integration of significant new operations into the existing operations may involve failure of certain processes, including control and information flow processes, assimilation of management processes, assimilation of the format for financial reporting, completion of the successful absorption of the new operations and relevant human resources, as well as OPC’s understanding of the market in which the acquired activity operates and the integration of its business strategy and development plans.

For example, OPC faces risks in connection with the expansion of its business into the United States with the CPV acquisition and OPC may examine possibilities for further expanding its electricity generation activities by means of construction of power plants and/or acquisition of power plants (including in renewable energy) in and outside of its existing geographies. The regulatory environment or other limitations or restrictions in such jurisdictions may restrict OPC’s ability to expand its business in such other jurisdictions. Failure of one or more of the foregoing factors may adversely affect the realization of the potential of the acquired activity.

OPC is leveraged and may be unable to comply with its financial covenants or meet its debt service or other obligations.

As of December 31, 2021, OPC had $1,215 million of total outstanding consolidated indebtedness. The debt instruments to which OPC and its operating companies are party to require compliance with certain covenants and limitations, including:

•	minimum liquidity, loan life coverage ratios and debt service coverage ratios covenants; and

•
other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledges investments and incurrence of debt, as well as reporting obligations.

A breach of covenants could result, among other things, in acceleration of the debt, restrictions in the declaration or payment of dividends or cross-defaults across the debt instruments.

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

As a group that is engaged in initiation, development and acquisition of power generation projects, including CPV, Hadera and Tzomet’s development projects, OPC will need to raise money in the upcoming years in connection with execution of its business plans. OPC’s and its subsidiaries and associated companies financing agreements, including OPC’s debentures, restrict the amount of debt they are permitted to incur and provision of collateral. In addition, raising capital involves risks relating to the level of leverage and financing costs. High leverage exposes OPC and its subsidiaries and associated companies to inherent risks and could have an adverse impact on their results and businesses and on their ability to distribute dividends and/or to comply with the terms of the financing agreements, and could also involve provision of collateral or guarantees by OPC. Therefore, OPC may also be required to raise capital from investors, both at the OPC level and/or at the level of its subsidiaries or associated companies. Raising capital could result in OPC shareholder dilution or sale of OPC shares at a discount, as well as additional costs. There is no assurance that the amounts required will be raised under favorable terms or at all. An inability to raise the required financing and/or a failure to maintain an optimal debt/equity structure could harm the OPC’s ability to execute its business plans, and have an adverse effect on its business, financial condition and results of operations.

For example, the construction of the Tzomet power plant depends, among other things, on the availability of the financing extended to Tzomet for the construction of the project, making it subject to conditions and restrictions by virtue of the Tzomet loan, including in connection with withdrawals. So long as a draft emission permit is not obtained, Tzomet may only withdraw up to 50% of the total amount of the long-term and stand-by credit facilities. Failure to comply with the aforesaid conditions and restrictions may, among other things, have an adverse effect on the financing extended, increase the equity required for the project and consequently increase costs, delay or prevent the completion of the project, and have a material adverse effect on OPC.

OPC is subject to compliance with financial covenants and undertakings as part of OPC’s financing agreements including equity subscription agreements.

The deeds of trust for the OPC’s debentures and the financing agreements of OPC companies include undertakings to comply with certain financial covenants and various other undertakings to debentures holders and/or the financing entities. Furthermore, interest rates may increase in certain circumstances, such as downgrading of rating or failure to comply with financial covenants; in addition, distributions may be subject to compliance with certain financial covenants (including the repayment of shareholder loans). In addition, the financing agreements impose certain restrictions in connection with change of control in OPC, expiry of licenses, termination or change of material agreements, and more. Failure to comply with those covenants or the occurrence of any of the events set out in the agreements may restrict distributions by OPC companies, increase finance expenses, to speed the transfer of funds to financing entities, to raise the collateral or equity, and trigger - under certain circumstances - a demand by the lenders for immediate repayment and realization of collateral.

OPC is dependent on subsidiaries’ dividends.

As part of its activity, OPC holds project companies. As of December 31, 2021 and except onsite generation and virtual supply, OPC itself does not hold an independent power generation activity or significant assets other than its investments in companies it owns. Therefore, OPC is dependent on cash flows from the companies its owns (in the form of dividends or repayment of shareholder loans) in order to meet its various liabilities. OPC’s ability to receive such cash flows may be limited due to various factors, including operating results and restrictions placed on distributions under agreements with the financing entities of the project companies owned by OPC. A decrease in cash inflows from OPC-Rotem, OPC-Hadera, CPV and other future projects, or restrictions on OPC’s ability to receive those cash flows may have an adverse effect on OPC’s operating results and its ability to meet its liabilities.

Risks associated with projects which are not wholly-owned by OPC

OPC does not hold and/or will not hold all the rights to all of its projects (including the OPC-Rotem power plant, OPC Power and projects of CPV), including future projects. A less than 100% stake in projects may restrict OPC’s flexibility when conducting its activities, and in terms of its agreements with other holders of rights, it can also restrict OPC’s ability to exercise its rights under exclusive ownership.

OPC’s facilities may be affected by disruptions, including planned maintenance, technical failures and natural disasters.

OPC’s ongoing activities may be affected by technical disruptions and faults to critical equipment. For instance, various natural disasters, such as floods, extreme climate conditions, earthquakes or fires, may harm OPC’s facilities in Israel and the U.S. and impair its operations and continuous, high-quality and reliable supply of electricity thereby adversely impacting OPC’s results and activities. Furthermore, such delays or other disruptions could cause a delay in the construction and commercial operation date (“COD”) of projects such as the Tzomet project. Due to the nature of OPC’s activities, which, for example, include the use and storage of flammable materials and working with high temperatures and pressures, OPC’s facilities are exposed to the risk of fire hazards. Should natural disasters damage OPC’s facilities, renovation work may require the investment of significant resources and time, which would likely lead to full or partial shutdown of the damaged electricity generation facilities. Losses that are not fully covered by OPC’s insurance policies may have an adverse effect on OPC.

In addition, maintenance work may result in operational shutdowns and impact results. OPC’s long-term service agreement for the maintenance of OPC-Rotem includes timetables for performance of the maintenance work, and in particular the first “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work which is conducted approximately every 18 months is subject to various factors, including, among others, the scope of operation of the power plant or revision of the scheduled works with the maintenance contractor or the COVID-19 crisis. The power plant’s activities during maintenance will be suspended, which may adversely affect OPC’s operating results. While these shutdowns and delay in the timing of the planned maintenance work did not have a significant impact on the generation activities of the OPC-Rotem power plant and its results, and such delays or shutdowns in the future could have a material impact on OPC. The next regular maintenance work that was scheduled to take place in October 2021 is expected to take place in April 2022.

Furthermore, OPC-Hadera reached COD on July 1, 2020. Certain components of the gas and steam turbines were subject to replacement, repair or improvement during December 2020 and early 2021, and in November and December 2021, maintenance work was performed in the steam turbines. The power plant operated at partial capacity during performance of such work for 74 maintenance days in 2021. Additional maintenance work is scheduled to be performed on steam turbine in May and June 2022 in OPC-Hadera with an estimated period of 50 days during which the power plant is expected to operate on a partial basis. These retrofitting and renovation activities and their timing is subject to movement restrictions due to the COVID-19 crisis affecting arrival of equipment and foreign work teams. In addition, prolonged operations or shutdowns may impact OPC-Hadera’s compliance with availability requirements under the terms of the permanent license which may have an adverse effect on OPC-Hadera’s operating results.

Disruptions and technical malfunctions in critical equipment of OPC’s generation facilities, and inability to maintain inventory levels and quality as well as a sufficient level of spare parts, may damage OPC’s operating activities and its ability to maintain power generation continuity and cause, among other things, delays in the generation of electricity, difficulties with fulfilling contractual obligations, loss of income and excess expenses, which will adversely affect the OPC’s profits, if not covered under its insurance policies. In order to mitigate this risk, OPC has long-term service agreements with the manufacturers of the critical equipment and preventive and scheduled maintenance works are carried out. However, there is no certainty as to OPC’s ability to prevent damages and shutdowns as a result of such disruptions and malfunctions.

The political and security situation in Israel as well as instability in global markets may affect OPC.

A deterioration in the political and security situation in Israel may adversely affect OPC’s activities and harm its assets. Security and political events such as a war or acts of terrorism may cause damage to the facilities used by OPC (including damage to the power station facilities owned by OPC), the construction of the OPC’s current development projects and future projects, IT systems, facilities for transmission of natural gas to the power stations and the electricity grid. In addition, such acts may cause damage to OPC’s material suppliers, thereby affecting continuous high-quality supply electricity. Likewise, a deterioration in the political and security situation in Israel may have a negative effect on OPC’s ability to build new projects, to raise funding for new projects and to develop new projects in areas which are exposed to security risks. In addition, such deterioration may have an adverse effect on the consumption patterns and scope of OPC’s customers in Israel and/or their financial position. Negative developments in the political and security situation in Israel and various security events may trigger the imposition of additional restrictions on OPC, including boycotts by various parties. In addition, in such cases, parties with whom OPC has contracted may claim to terminate their obligations pursuant to the agreements with the OPC due to the occurrence of force majeure events. In addition, some of OPC’s employees may be drafted as reservists and their absence may affect OPC’s operations. Although certain damages in connection with acts of terrorism and war may be recovered under the Property Tax Law and Compensation Fund and certain covenants and insurance policies taken out with liability limits were agreed with the insurers, there is no certainty that in such cases, OPC will be compensated for some or all of the damages it may have suffered.

Instability in global markets, including political or other instability due to various factors, as well as economic instability, including concerns about a recession or a slowdown in growth, might affect, among other things, the availability and prices of the OPC’s raw materials, gas and electricity tariffs, the cost and availability of the OPC’s workforce in the power plants, the availability and financial stability of its suppliers, and the financial strength of the OPC’s customers. Such instability may also cause disruption in the construction and maintenance of the production facilities and power plants as well as the activity of OPC as a whole. Furthermore, instability in global markets may have an adverse effect on OPC’s projects under development in Israel and the U.S., including OPC’s ability to secure the financing required for the projects, and the ongoing establishment of project in progress or in development.

As a result of the Russian military actions across Ukraine which began in February 2022, the global geopolitical environment has become particularly unstable significantly affecting the macroeconomic environment, changes in energy prices, economic uncertainty, supply chain, commodity prices and availability, etc. In view of the early stage of this event, OPC is unable to assess the extent of its impact on its operations. However, OPC has already been exposed to increase in commodity, energy and transportation prices and the challenge in availability of various raw materials.

OPC’s operations and financial condition may be adversely affected by the outbreak of the COVID-19.

The COVID-19 pandemic and measures take to address it have had an impact on business globally including Israel and our operations. The COVID-19 outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, supply chain interruptions and overall economic and financial market instability. For example, in light of the restrictions on entry into Israel due to the pandemic, OPC-Hadera power plant did not operate at full capacity for 74 days in 2021 partially due to the impact of the COVID-19 pandemic. Additional work on steam turbine is scheduled to be performed in May and June 2022 and OPC-Hadera expects that such retrofitting and renovation activities and their timing may be subject to movement restrictions due to the COVID-19 crisis affecting arrival of equipment and foreign work teams. Further proliferation and outbreaks of the COVID-19, including outbreaks of new variations could cause additional quarantines, reduction in business activity and consumption in the Israeli market, labor shortages and other operational disruptions, and adversely impact OPC’s activities and results as well as its ability to complete projects under construction in time or at all and/or its ability to executed future projects.

Having been designated as “essential enterprises”, OPC continued the operation of its active power plants, OPC-Rotem and OPC-Hadera, as well as the construction of the Tzomet power plant and Sorek, throughout the pandemic, while taking precautionary measures to prevent further spread of the virus at OPC sites. The construction work on Tzomet and Sorek and the refurbishment work at the OPC-Hadera power plant have been affected by the pandemic, to the extent there were delays in equipment delivery and/or travel arrangements for foreign workers due to various restrictions placed by the government.

The full impact of this outbreak on OPC will depend on future developments, including continued or further severity of the outbreak of the COVID-19, impact on main suppliers (such as suppliers of natural gas and construction and maintenance contractors) or main customers, the extent the virus spreads to other regions, including Israel, and the actions to contain it or treat its impact which are outside of OPC’s control.

As of December 31, 2021, the COVID-19 pandemic had not had a significant impact on OPC’s results and its overall activities. However, there have been impacts on timetables and costs of the OPC’s various projects under construction in and outside of Israel as a result of interruptions in the supply chain of components and equipment required for the project that impacted the timetables and raw-material costs and delays in processes due to imposed restrictions in movement, including employees, consultants, professional personnel and staff members of regulatory agencies being in quarantines.

In 2020-2021, Energean notified OPC-Rotem and OPC-Hadera of the delay in the supply of gas from the Karish reservoir, contending that COVID-19 related force majeure events have delayed the commercial operation of the Karish reservoir. According to their report, Energean believes that the “first gas” from the Karish reservoir is now expected in the third quarter of 2022. The commercial operation date of the Karish reservoir may be delayed beyond the expected date of the third quarter of 2022, and there is no certainty that OPC-Rotem and OPC-Hadera may be able to recover damage from Energean to cover damages (direct or indirect) incurred as a result of the delay. During 2021, OPC-Rotem and OPC-Hadera were paid NIS 9 million (approximately $3 million) and NIS 7 million (approximately $2 million), respectively, in respect of the delay in the supply of gas from the Karish reservoir. OPC-Rotem and OPC-Hadera informed Energean that they reject Energean’s force majeure contention and that they were retaining their rights in accordance with their agreements with Energean. There is no guarantee, however, that any alternative gas supply will be available by the stated timeframes or at all, which could have a material adverse effect on OPC’s business, financial condition and results of operations.

In light of the uncertainty regarding the duration of the COVID-19 pandemic, the intensity thereof (particularly if additional variants of the virus will develop) and its impacts on the markets and factors relating OPC’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as the uncertainty regarding the measures that will be taken by governments, as at December 31, 2021, OPC is not able to estimate with any certainty the full impact of the COVID-19 pandemic on OPC. Spread of the virus and infections at the OPC’s power plants and other sites, continuation of the COVID-19 pandemic and its restriction for an extended period, impact of the COVID-19 pandemic on main suppliers (such as suppliers of natural gas, construction and maintenance contractors) or OPC’s main customers, may adversely affect OPC’s activities and performance, as well as its ability to complete construction projects on time or at all and/or on its ability to execute future projects. COVID-19 related effects characterized by disruptions in the global supply chain of various commodities and raw materials due to overloads, and the increase in the price of goods and shipping that cause delays in the supply of equipment and increase in the budgets of projects under construction and development have realized in Israel and around the world.

Changes in the CPI in Israel or the U.S. Dollar to NIS exchange rate could adversely affect OPC.

Changes in the CPI could impact OPC’s financing expenses and results of operations. Generally, an increase in the CPI increases OPC’s liabilities and costs. From time to time, and in accordance with its business considerations, OPC may use CPI transactions in connection with CPI-linked loans of the subsidiaries. Nonetheless, the above does not provide full protection from such exposures, and OPC may incur costs due to such CPI transactions. Furthermore, OPC is exposed to changes in interest rates, and an increase in interest rates increases OPC’s liability and costs.

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

OPC may face exit barriers, including high exit costs or objections from various parties (whose approval OPC requires), in connection with dispositions of its operating companies, development projects or their assets. For example, pursuant to Electricity Sector Law the transfer of control over an entity that holds a generation license in Israel must be approved by the EA. Additionally, there are restrictions on a transfer of control of OPC, OPC-Rotem, OPC-Hadera and Tzomet, pursuant to, among others, OPC-Rotem’s and Tzomet’s PPAs with the Israel Electric Corporation, or IEC (which PPAs will be assigned to the System Operator), the trust deed relating to OPC’s bonds, and OPC-Rotem’s, OPC-Hadera’s and Tzomet’s credit agreements. Such restrictions may prohibit or make it difficult for OPC to dispose of its interests in its businesses.

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

OPC owns a majority of the voting equity in OPC-Rotem (80%), and has entered into shareholders’ agreements with Veridis Power Plants Ltd. (“Veridis”), the 20% minority shareholder of OPC-Rotem. The shareholders’ agreement grants Veridis certain minority rights, including veto rights over certain decisions, including (i) changes to OPC-Rotem’s constitutional documents, (ii) the liquidation of OPC-Rotem, (iii) changes to the rights attached to OPC-Rotem’s shares that may prejudice shareholders, (iv) entry into related party transactions, (v) changes in OPC-Rotem’s activities and entry into new projects, (vi) significant acquisitions and dispositions, (vii) changes in OPC-Rotem’s share capital or incurrence of significant debt and (viii) appointment or dismissal of directors on behalf of Veridis or the auditors. The agreements also provide for a right of first refusal and tag-along rights in the event of a sale of OPC-Rotem shares by any of the parties.

Therefore, OPC’s ability to develop and operate OPC-Rotem may be limited if OPC is unable to obtain the approval of Veridis for certain corporate actions OPC deems to be in the best interest of OPC-Rotem. In addition, OPC’s ability to dispose of its interest in OPC-Rotem may be limited as a result of the foregoing.

In February 2022, OPC reached a non-binding understanding on a potential transaction with Veridis, pursuant to which, OPC would establish a new subsidiary to hold all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel. Veridis would receive 20% of the shares of the new subsidiary in exchange for contributing its 20% interest in OPC-Rotem and cash in an amount equal to NIS 425 million (approximately $132 million) to the new subsidiary. Following completion of the potential transaction, OPC would hold 80%, and Veridis would hold the remaining 20%, of the new subsidiary, and the new subsidiary would hold 100% of OPC-Rotem and OPC’s other business activities in the energy and electricity generation and supply sectors in Israel. The potential transaction is subject, inter alia, to entering into a binding agreement between the parties and other arrangements and conditions, which remain uncertain.

OPC requires qualified personnel to manage and operate its various businesses and projects.

OPC requires professional and skilled personnel in order to manage its current activities and the performance of its projects, to service and respond to customers and suppliers. Therefore, OPC must be able to retain employees and professionals with the necessary skills. During the power plants’ construction stage, most of the employees, experts and advisors employed by OPC (whether as employees or as external service providers) are experts in their respective fields and are headhunted by OPC from different countries. Any unavailability of qualified personnel could negatively impact OPC’s activity and results of operations. There are risks of potential difficulties in finding experts that possess specific knowhow and qualifications, shortage of manpower, high employment costs and failures in HR management (employees and managers retention and development, knowledge conservation and other issues), all of which could lead to a loss of essential knowledge, failure to meet OPC’s objectives, failure by OPC to adapt its workers’ placement needs and provide infrastructures that are in line with OPC’s growth rate.

Furthermore, the travel restrictions placed during the COVID-19 pandemic or in the event of deterioration or escalation in the political and/or security situation, may lead to shortage of expert employees, and this, in turn, may lead to delays in the construction of the power plants and have an adverse effect on OPC’s activity and results of operations. In order to mitigate these risks, where there is a shortage of professionally-trained employees, OPC will be required to find alternative employees, make changes to the required training or find other solutions by using external service providers; however, there is no certainty that such alternative measures will fully meet OPC’s workforce requirements.

In addition, most of OPC-Rotem’s and the OPC Hadera’s operations employees are employed through a collective agreement. Collective agreements may reduce managerial flexibility and impose additional costs on OPC. Furthermore, a difficulty with the renewal of the collective agreements or labor disputes might have an adverse effect on the OPC’s activity and operating results. For further information on these collective agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

An interruption or failure of OPC’s information technology, communication and processing systems or external attacks and invasions of these systems, including incidents relating to cyber security, could have an adverse effect on OPC.

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

If a cyber-attack occurs, OPC may not be able to prevent harm on its information systems and any such attack could have a significant effect on OPC’s operations. Cyber security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks, remote control and shutdown of critical systems, and other electronic security breaches of OPC’s information technology systems and its power plant facilities as well as the information technology systems of its customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information. Furthermore, damage to such systems may result in service delays or interruptions to OPC’s ability to provide electricity to its customers. In addition, any system failure, accident or security breach could result in business disruption, unauthorized access to, or disclosure of, customer or personnel information, corruption of OPC’s data or of its systems, reputational damage or litigation. OPC may also be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties. OPC-Rotem, OPC-Hadera, Tzomet and other production facilities (including on-site facilities) take guidance from the Israeli Ministry of Energy’s Security and Cyber Division with regard to cyber protection in their power plants. Although such guidance include procedures comprising directives for systems strengthening, work procedures, directives on integration of defense systems which include using network monitoring and control systems, strengthening hardware and operating systems, backups, written policies and procedures, access restrictions, employee training, and other measures, there is no certainty that such measures will prevent cyber attacks or damage to OPC’s IT systems. These cyber security threats are constantly evolving. OPC, therefore, remains potentially vulnerable to additional known or yet unknown threats, as in some instances, OPC and its customers may be unaware of an incident or its magnitude and effects. Should OPC experience a cyber-attack, this could have a material adverse effect on its reputation, business, financial condition or results of operations.

OPC is exposed to litigation and administrative proceedings.

OPC is involved in various litigation proceedings, and may be subject to future litigation proceedings, which could have adverse consequences on its business, see Note 17 to our financial statements included in this annual report.

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

OPC and its subsidiaries maintain insurance policies intended to reduce various risks, including policies related to development projects, as is customary in the industry. The decision as to the type and scope of the insurance is made taking into account, among other things, the cost of the insurance, its nature and scope, regulatory and contractual requirements, and the ability to find adequate coverage in the insurance market. However, the existing insurance policies maintained by OPC and its subsidiaries and associated companies may not cover certain types of damages or may not cover the entire scope of damage caused. In addition, OPC may not be able to obtain insurance on comparable terms in the future. OPC may not be able to renew or take out insurance policies to cover a certain risk (and it may take out new policies whose terms are less favorable than those of its existing policies). The damages that are not partially or fully covered by OPC’s and subsidiaries’ insurance policies may have an adverse effect on OPC, and there is no certainty OPC or its subsidiaries will receive full compensation from the policies in its possession in the event of damage. In addition, the Company’s failure to renew insurance policies may constitute a breach of OPC companies’ licenses. OPC and its subsidiaries may be adversely affected if they incur losses that are not fully covered by their insurance policies.

OPC is subject to health and safety risks.

OPC operations involve various safety risks including use chemical substances by power plants, some of which are toxic and/or flammable. Safety incidents may cause injuries and even loss of life among employees and subcontractors’ employees; such incidents may cause reputational damage, and give rise to lawsuits in respect of bodily injury or other damages. OPC operates in accordance with safety procedures which include reporting of safety incidents and the steps to be taken should such incidents occur, including bodily injury. Although OPC has safety internal procedures in place, it may not be sufficient to prevent damage from occurring as a result of such incidents. In addition, third-party insurance and employers’ liability insurance maintained by OPC may not guarantee full coverage in respect of the damage caused by such incidents.

Furthermore, OPC companies’ activity is subject to environmental and business licensing laws and regulations that are subject to regulate update and change. Legislative changes and stricter environmental standards might affect the activity of the OPC’s facilities and the costs involved therein. Furthermore, deficiencies and/or non-compliance with the provisions of environmental laws and the terms of permits and licenses granted to OPC thereunder might expose OPC and its management to criminal and administrative sanctions, including the imposition of penalties and sanctions, issuance of closure orders to facilities, and exposure to expenses relating to cleaning and remediation of environmental damages, which might have an adverse effect on the activity and operating results of OPC companies.

Construction and development projects may not be completed or, if completed, may not be completed on time or perform as expected.

OPC faces risks in connection with its construction and development projects, including future projects, in particular because it owns projects at a development stage. Constructing and developing a power station project entails certain risks, such as:

•	delays in project completion,

•	costs exceeding budget, including increases in equipment and material prices, transport costs,

•	risks associated with the construction contractor,

•	supply and operation of key equipment,

•	performance of works at the required specifications,

•	receipt of services required from the IEC to establish the station and connect it to the grid (which may be affected by sanctions and IEC strikes),

•	impact on PPAs from any delays in completing new projects,

•	COVID-related delays,

•	applicable regulations, and

•
obtaining any required approvals and permits for the development and operation of the station, including obtaining permits required in connection with the environment, including emission permits, and compliance with their terms. See “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Potential Expansions and Projects in Various Stages of Development.”

Any such construction risks may, among other things, adversely impact the OPC’s operating results and operations due to an increase in construction expenses compared to the projected budget, impair the contractor’s ability to complete the project and/or pay compensation to OPC in respect of its inability to complete the project, or cause delays in the project, loss of profits due to the delays in the completion of the project and its commercial operation, compensation to customers, non-compliance with commitments towards third parties in relation to the execution schedule and/or cancellation of the projects and loss of investments in OPC. Although there is limitation on amounts with respect to agreed compensation for under-performance of the power plants, and for the delay, there is no certainty that OPC will be able to recover full compensation for direct and indirect damages it sustains.

Such construction risks and failure to comply with performance requirements and meet deadlines may have adverse effect on OPC’s businesses and activity, including its liabilities to financing entities, authorities and customers and collateral OPC has taken out in their favor.

OPC faces risks in the construction of its projects.

Projects under construction involve specific risks in addition to general or industry-specific risks, which applies specifically to Tzomet, which is under construction. The construction of a power plant involves a range of construction risks, such as risks associated with the construction contractor and its financial strength, the supply of key equipment and its proper state including increases in equipment and material prices, transport costs and supply schedules thereof, the proper state of the facilities and their systems, execution of the work at the required quality and on time, receipt of the services required for the construction of the power plant and its connection to the grid, the applicable regulation and obtaining the permits required both for execution of the work and operation of the power plant, including the environmental permits, such as emission permits and compliance with their terms. Such construction risks may affect the construction costs and project budget, the schedules for construction completion and potential delays. Such risks are also relevant for similar projects in other geographic regions, including the region in which CPV operates. The materialization of any such construction risks may adversely impact OPC’s operating results and operations due to an increase in construction expenses compared to the projected budget, impair the contractor’s ability to complete the project or pay compensation to OPC in respect of its inability to complete the project, or cause delays in the project, loss of profits due to the delays in the completion of the project and its commercial operation, compensation to customers, non-compliance with commitments towards third parties in relation to the execution schedule or cancellation of the projects and loss of investments in OPC. It should be noted that the agreed compensation for under-performance of the power plants and for the delay is restricted in amount. Therefore, there is no certainty that OPC will be able to receive full compensation for direct and indirect damages it sustains. Such construction risks and failure to comply with performance requirements may have adverse effect on OPC’s businesses and activity, including its liabilities to financing entities, authorities and customers and collateral OPC has taken out in its favor.

OPC faces competition in Israel from other IPPs.

In recent years, the Israeli government’s policy has been to open the electricity market to competition and to encourage the entry of private electricity producers. This policy has increased the number of private electricity producers, increasing the level of competition in the private generation market, which may have an adverse effect on OPC’s business.

Pursuant to the Electricity Sector Law (Amendment No. 16 and Temporary Order) (2018) that was published in July 2018, the IEC is required to sell five of its power plants (currently there are two remaining plants, including Hagit East (the sale of which is expected to be completed in 2022)) through a tender process. While such a policy reduces the IEC’s market share in the generation and supply segment, it may lead to an increase in the number of electricity producers, and intensify competition in the Israeli electricity generation and supply market, which may have an adverse effect on OPC’s position. OPC did not participate in the tender for the sale of the Hagit generation site.

OPC participated in the tenders of the Alon Tabor plant and Ramat Hovav plants – the first two plants that have been sold out of the five plants to be sold by the IEC – but was not the winning bidder. There is no certainty that OPC will participate in future IEC tenders or that it will be successful. OPC may consider participation in the sale of generation sites which have not yet been sold, subject to various factors, including, among others, market conditions and regulatory conditions (including regarding the matter of aggregate concentration and sectorial concentration, and principles regarding the maximum scope of the rights of the holder out of the total planned installed capacity), as well as the OPC’s situation and business plans, and the characteristics of the generation site and the sale process. Accordingly, there is no certainty that OPC will participate in any or all of the sale proceedings.

Furthermore, the IEC, through a subsidiary, will be allowed to build and operate two new gas-powered stations, but will not be authorized to construct any new stations or recombine existing stations. This new law is expected to further increase competition from private producers, which may have an adverse effect on OPC’s business. For more information regarding this law, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.”

Increased competition could make it more difficult for OPC to enter into new long-term PPAs or renew the existing PPAs when they expire. OPC-Rotem has a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA (which was assigned by IEC to the System Operator and later endorsed to Noga – Israel Independent System Operator Ltd., a system management company (“Noga”)). The term of the IEC PPA is for 20 years after the power station’s COD. According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both with certain restrictions set in the agreement): (i) provide the entire net available capacity of its power station to IEC or (ii) carve out energy and capacity for direct sales to private consumers. OPC-Rotem has allocated the entire capacity of the plant to private consumers since COD. Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice. If OPC is required to rely on the IEC PPA because it is unable to enter into sufficient PPAs as a result of increased competition, it will be faced with lower margins, which may have an adverse effect on its business, financial condition and results of operations. In January 2020, Tzomet entered into a PPA with the IEC, or the Tzomet PPA. Under the IEC Reform, in October 2020, Tzomet received notice that its agreement with the IEC has been reassigned to the System Operator, as of the transition date of the system management unit from the IEC to the System Operator.

Furthermore, entry into PPAs that are not long-term, are at less competitive prices and/or with high “take or pay” commitments could have a material adverse effect on OPC’s business, financial condition and results of operation.

In order to mitigate the above risks, OPC is working to maximize its competitive advantages and its experience in developing and leading power plants; however, there is no certainty that this will prevent or reduce the impact of the competition risk on OPC and its operating results.

OPC is dependent on certain significant customers.

OPC has a small number of customers that purchase a significant portion of OPC’s output under PPAs that account for a substantial percentage of the anticipated revenue of its generation companies. OPC’s top two customers represented approximately 34% of its revenues in 2021; therefore, OPC’s revenues from the generation of electricity are highly sensitive to the consumption by significant customers. Therefore, should there be a decrease in demand for electricity from OPC’s significant customers or should such customers not fulfill their obligations, including by failing to make payments to OPC, OPC’s revenues could be significantly affected.

The Bazan Group, a related party of OPC, is considered a major OPC customer representing approximately 14.5% of OPC’s revenues in 2021. Loss of a significant customer could have a material adverse effect on OPC’s business and results of operations. Furthermore, OPC is also exposed to collection risks in connection with significant customers. In November 2017, a shareholder of Bazan Group filed a derivative claim in the district court in Tel Aviv against Bazan Group, OPC-Rotem and IC, alleging that Bazan Group’s 2011 transaction with OPC-Rotem for the purchase of electricity did not receive certain shareholder approval. The parties are negotiating a potential settlement.

 Furthermore, OPC-Hadera is dependent on Infinya’s consumption of steam. If such consumption ceases, it could have a material effect on OPC’s operations and OPC-Hadera’s classification as a cogeneration electricity producer (which entails certain benefits). For further information on the regulations relating to cogeneration electricity producers, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory Framework for Cogeneration IPPs.”

Furthermore, OPC companies are exposed to the financial strength of the System Operator. In addition, failure to analyze the electricity consumption profile of OPC’s customers, including its material customers, and its improvement over the production capacity of OPC’s production facilities and power plants may impair the maximization of OPC’s profitability.

OPC may suffer from temporary or continued interruption to regular supply of fuels and fuel prices.

OPC’s power generation activity depends on regular supply of fuels (natural gas or diesel fuel). Fuel shortages and disruptions of the supply or transmission of natural gas may disrupt the electricity generation activity and consequently adversely affect the OPC’s operating results. Continued interruption to the supply of natural gas, requires OPC to generate electricity by using an alternative fuel (in Israel, the main alternative fuel is diesel fuel). Covenant 125, which regulates compensation in the event of shortages of natural gas in Israel, does not always apply to OPC-Rotem due to the EA’s interpretation of the covenant’s applicability to OPC-Rotem, which could lead to a gas shortage if there are no arrangements with other distributors, thus materially affecting OPC-Rotem’s profitability.

In case of shortage of gas, and insofar as Infinya instructs OPC-Hadera to continue operating, arrangements were provided for operating the power plant using an alternative fuel and the netting in respect thereof.

Furthermore, there is no certainty that OPC will be able to negotiate substantially the same natural gas prices with a gas supplier in the event additional natural gas required for projects as compared to natural gas price arrangements under existing agreements of the OPC’s companies. For example, in 2021, there was an increase in natural gas prices. The cost of natural gas affects the OPC’s margins (unlike CPV’s natural gas purchases are based on market prices, and therefore the results of CPV are affected by the market price of natural gas).

There is no certainty that OPC will be able to reduce the effects of fuel supply and fuel price changes disruptions on its operations which may be beyond OPC’s control.

OPC depends on infrastructure, securing space on the grid and infrastructure providers, and supplier concentration may expose OPC to significant financial credit or performance risk.

The power plants owned by OPC (including future projects) in Israel use the IEC’s electricity grid to sell electricity to their customers; therefore, they are dependent on the IEC (which in its capacity as a “supplier of an essential service”, has duties in connection with adequate management of the transmission and distribution network) and the System Operator, and may also be affected by strikes and industrial action in the IEC. Unavailability, damage or disruption to the grid infrastructures supplied by the IEC would damage OPC’s facilities and impair its ability to transmit the electricity generated in the power plant to the electricity grid and sell electricity to its customers, as well as consumers’ ability to consume electricity in accordance with the planned demand; this may have a material adverse effect on OPC’s businesses.

In the natural gas supply and transmission market, the Company is dependent on the Tamar Group, which supplies natural gas to OPC, and on Israel National Gas Lines Ltd. (“INGL”), which deals with the transmission of the gas; OPC’s profits will be adversely affected by delays in the commencement of commercial operation date of the Karish reservoir.

Failure in the gas transmission network or failure in the electrical grid may interrupt the supply of electricity from the power plants to consumers or to the IEC, and there is no certainty that OPC will be compensated for some or all the damages it may sustain in the event of a failure in those systems. Furthermore, the power plants owned by OPC use water in the process of their operation, such that a continued water supply malfunction might stop the operation of the power plants; therefore, OPC is dependent on Mekorot (the national water company).

OPC-Rotem and OPC-Hadera each has single maintenance agreement which is subject to the risks identified above. Tzomet entered into a long-term maintenance agreement with PW Power Systems LLC, or PW, and also has entered into an EPC agreement with PW for construction of the Tzomet project, which are subject to the risks identified above. OPC is currently in the process of entering into an equipment supply agreement, a construction agreement and a maintenance agreement for Sorek, which will be subject to approval by the Seawater Desalination Authority, which is subject to the risks identified above.

The power plants and projects under development depend on the ability to secure the outflow of electricity from the site and keeping space on the grid. The power plants and projects under development are exposed to the system management, regulation of generation sources by the System Operator and prioritization of other generation plants over those of OPC.

In addition, the power plants and generation facilities built or operated by OPC are fully reliant on long-term maintenance agreements with suppliers of essential equipment in connection with maintenance and servicing of the power plant and facilities, including the maintenance of generators and gas and steam turbines. In the event of failure to comply with performance targets, or if the key suppliers’ undertakings under the maintenance agreements are breached, their liability in respect of compensation shall be limited in amount, as is generally accepted in agreements of this type. Therefore, any disruptions and technical malfunctions in the continued operation of the power plants, or any equipment failure might lead to delays in the construction of projects, disruption to electricity generation, shutdowns, loss of income and a decrease in OPC’s profits. This also applies to the construction of other projects that will mature and reach commercial activation regarding maintenance during the operation period. Furthermore, projects under construction and development depend on construction contractors in all matters pertaining to the completion of the project, its performances and OPC’s ability to fulfill its undertakings as of the relevant commercial activation dates in accordance with agreements or the regulation applicable to the project. A delay or failure by the construction contractor to meet its undertakings or any other difficulties it faces in the construction of the project, might have an adverse effect (potentially even a material effect) on OPC. Furthermore, OPC is dependent upon infrastructure suppliers such as INGL and IEC as mentioned above.

OPC is subject to regulations in connection with ties with hostile entities and anti-corruption legislation.

In their capacity as members of a group that has activities in Israel and the U.S., OPC companies are subject to Israeli and U.S. regulations regarding business ties with hostile entities or countries (such as Iran), and to anti-corruption, bribery and money laundering regulations, whose breach might trigger the imposition of various sanctions in Israel and in other countries. OPC implements measures to ensure it is compliant with such regulations. However, considering the extensive scope of the OPC’s activity (including the controlling shareholder group of which OPC is a member), OPC may be exposed to sanctions under regulations despite taking precautionary measures.

Risks Related to OPC’s U.S. Operations

With the acquisition of CPV in January 2021, OPC is subject to risks relating to the regulations applicable to CPV’s business in the United States. Many of the risks relating to OPC’s Israel operations also apply to CPV. Additional risks relating to CPV are indicated below.

CPV is subject to market risks, including price fluctuations and any hedging may not be effective.

CPV’s activities are subject to market risks, including general inflation and price fluctuations, primarily with respect to the prices of electricity, natural gas, emission allowances and certificates for renewable energy (“RECs”), as well as fluctuations in the index prices associated with the hedging agreements that have been entered into by certain CPV projects. CPV’s projects generally enter into commodity prices hedge agreements to reduce exposure to price fluctuations and/or to assure minimum cash flows as an inherent part of the activities. However, such hedge agreements may not ultimately protect against price fluctuations, including fluctuations due to hedging less than the total amount of electricity being sold, the delivery point or prices in the hedge agreement being different than the delivery points in CPV’s project operations, and/or the hedge agreements not being renewed on favorable terms or at all.

OPC faces risks in connection with the integration of CPV business.

The acquisition of CPV by OPC in January 2021 involves, among other things, the integration of two companies that have previously operated independently. OPC is in the process of integration and establishing operating procedures and corporate governance guidelines in order to revise OPC’s structure and management after completion of the transaction. These processes and procedures are expected to continue in the near term. The success of the CPV acquisition will depend on, among other things, the successful integration of CPV into the OPC group, implementation of control and information flow procedures, assimilation and absorption of management and personnel, as well as implementation of a successful business strategy and development plans for OPC.

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

CPV is subject to significant federal and local regulations relating to the U.S. electricity market and natural gas market, including environmental regulations. Such regulations may change and could also be affected by changes in political and governmental policies at the federal and state levels. In addition, CPV’s results and development projects in the renewable energy sector are affected by governmental policies (federal and state) relating to the promotion and granting of incentives to renewable energy. Furthermore, CPV is subject to environmental laws and regulations, including those that seek to regulate air pollution, disposal of hazardous wastewater and garbage, preservation of vegetation and endangered species and historical sites. CPV’s projects and operations also require certain licenses and permits under environmental and other regulations, which require compliance with their terms, including the renewal of the licenses and/or permits. A failure or deviation from the standards or regulations and/or non-compliance with the terms of the issued licenses and/or permits, could have a material adverse effect on CPV’s business, results of operation and financial condition and/or prevent advancement of its development projects. If stricter regulatory requirements are imposed on CPV or if CPV does not comply with such requirements, laws and regulations, this could have an adverse effect on CPV’s results and activity. Furthermore, stricter regulatory requirements could require material expenditures or investments by CPV.

In addition, CPV is subject to policies and decisions made by Regional Transmission Organizations (“RTO”) or Independent System Operator (“ISO”) of the markets in which it operates or expects to operate. Changes in such policies or decisions could have an adverse effect on CPV’s results and activity.

Severe weather conditions could have a material adverse effect on CPV’s operations and financial results.

Severe weather conditions, natural disasters and other natural phenomena (such as hurricanes and tornadoes) could adversely affect CPV’s activities and its financial condition and results of operation. Such severe weather conditions could affect suppliers and pipelines that supply natural gas to gas-fired facilities. Furthermore, severe weather conditions could cause damage to CPV’s facilities, increased repair costs and result in loss of revenue if CPV fails to supply electricity to the markets in which it operates. To the extent that these losses are not covered by CPV’s insurance or are not recovered by CPV through the price of electricity, they could have a material adverse effect on CPV’s business, financial condition, results of operation and cash flows.

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

CPV’s facilities and operations could be adversely affected by natural disasters, terrorist attacks, infrastructure failure (such as failure of gas pipeline systems, RTO or ISO systems) and other extreme events. Such events could also adversely impact CPV’s suppliers and customers, thereby adversely impacting CPV. In addition, such events may affect the ability of CPV’s personnel to operate or maintain CPV’s facilities or perform additional tasks necessary for their proper operation. Natural disasters and terrorist attacks may also disrupt capital market activity and, consequently, CPV’s ability to raise capital.

Third-party disruptions could have a material adverse effect on CPV’s business.

CPV’s business relies on third parties, such as construction contractors for construction projects, maintenance providers, suppliers of natural gas and capacity of natural-gas transmission grids. For example, global events such as the ongoing COVID-19 has resulted in delays in the supply of raw materials, equipment and ancillary services, which contributed to increased costs. Any disruption in the operations of such third parties could have a material adverse effect on CPV’s business, financial condition and results of operation.

An inability to obtain required financing or inability to comply with terms of any financing agreements may have a material adverse effect on CPV’s business, financial condition and results of operation.

CPV’s results and its development projects could be adversely impacted if it is unable to obtain financing on attractive terms or at all, to comply with the conditions of CPV’s existing financing agreements and the ability to refinance existing debt and credit on favorable terms or at all. The financing agreements that have been entered into at a project level include restrictions, covenants and obligations that could limit distribution or require making of repayments in certain events. If we are unable to obtain financing or refinancing on favorable terms or at all may adversely affect CPV’s ability to execute its development projects or adversely affect the results of CPV’s active project. In addition, difficulty in complying with the terms of financing agreements may require the provision of collateral and additional guarantees, and in some circumstances even the provision of immediate repayment of the credit facilities, which could have a material adverse effect on CPV’s business, financial condition and results of operation.

An inability to extend or renew certain agreements could have an adverse impact on CPV’s business, financial condition and results of operation.

Most of CPV’s material agreements (including hedging agreements, financing agreements, gas supply agreements, gas transmission agreements and project management agreements) have short to medium terms, as is customary in the market in which CPV operates. Difficulties in the ability to renew or extend agreements that are close to expiration on favorable terms or at all and/or entering into new undertakings on inferior commercial terms may have a material adverse effect on CPV’s business, financial condition and results of operation.

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

CPV is subject to environmental risks associated with the construction and operation of power plants, including renewable energy power plants (including wind and solar), and compliance with environmental regulations.

The environmental impacts of CPV’s operations include the emission of air pollutants, including greenhouse gases; the discharge of wastewaters; the storage and use of petroleum products and hazardous materials; the generation and disposal of hazardous waste; and, depending on location, potential impacts to threatened and endangered species and waters of the United States. CPV is subject to federal, state and local statutes and regulations governing all of the foregoing. Compliance with environmental laws and regulations can result in significant capital, operating and other costs, including requirements to install air pollution or wastewater controls or obligations to mitigate environmental impacts resulting from the construction of power projects. In addition, CPV is required to obtain licenses and permits to develop, construct and operate its facilities, which permits will frequently include specific emission limits and pollution control requirements. CPV’s operating permits are typically subject to periodic renewal. A failure to obtain and maintain necessary permits would prevent CPV from developing and/or operating its projects. A failure or deviation from the environmental standards or regulations and/or non-compliance with the terms and conditions of the issued permits could result in material administrative, civil or, in extreme cases, criminal penalties that could have a material adverse impact on CPV’s operating results and/or prevent advancement of projects in the development stage.

Certain environmental laws, such as CERCLA, impose strict, joint and several liability for costs to cleanup and restore sites where hazardous substances have been disposed or released. CPV may be generally liable for all liabilities associated with any environmental contamination at its power plant locations. These liabilities may include costs to clean up any soil or groundwater contamination that may be present, regardless of whether contamination was caused by the activities of predecessor or third parties.

Environmental laws and regulations are frequently changed or amended and such developments often result in the imposition of more stringent requirements. Revisions to wastewater discharge limits, air pollution control regulations or tightening of national ambient air quality standard could require CPV to make additional material investments in order to maintain compliance with such standards.

The likely expansion of greenhouse gas regulation poses a particular risk to CPV’s conventional natural gas-fired power plants, although it also encourages the growth of renewable energy projects. The United States is a signatory to and in 2021 rejoined the Paris Agreement. The parties to the Paris Agreement have committed to attempting to limit global warming below 2 ̊Celsius and to pursue efforts to limit global warming to 1.5 ̊Celsius. The Biden Administration has submitted as the United States’ national commitment the goal of achieving an economy-wide reduction in greenhouse gas emissions of 50-52% from 2005 emission levels by 2030. Certain states, including states in which CPV operates, are also enacting legislation to address climate change, and such legislation may impact the operation of CPV’s conventional natural gas-fired power plants. The most significant existing state climate change legislation affecting CPV’s fossil-fuel fired generation is New York’s Climate Leadership and Community Protection Act, which requires the development of regulations to achieve a 40% reduction in greenhouse gas emissions in New York by 2030, net zero greenhouse gas emissions by 2050, and 100% zero-emission electric generation by 2040 Such regulations, if and when enacted, may require CPV to capture and sequester carbon dioxide (CO2) emissions; purchase carbon offsets, or reduce or shut down CPV’s operations.

The most significant environmental risks associated with the operation of renewable energy projects are the potential for impacts to threatened and endangered species, migratory birds and bald and golden eagles. Takings associated with such species could result in significant civil and criminal penalties. However, the risk of such liability is mitigated if projects are sited in suitable locations and the project developer has acted appropriately in evaluating potential impacts and has consulted with and followed the recommendations of federal and state agencies responsible for wildlife protection when developing a project.

CPV’s operations and financial condition may be adversely affected by the outbreak of the COVID-19.

The COVID-19 pandemic has impacted economic activity and conditions worldwide, and the global recovery and transition from COVID-19 could have a material impact on supply, business and commodity market fundamentals on a national and global scale. CPV has acted to address specific aspects of the COVID-19 pandemic and continues to examine the impacts of the pandemic on its workforce, liquidity, reliability, cybersecurity, customers, suppliers, along with other macroeconomic conditions. COVID-19 or another pandemic could have material and adverse effects on CPV’s results of operations, financial condition and cash flows due to, among other factors, a protracted slowdown of broad sectors of the economy, changes in demand or supply for commodities, significant changes in legislation or regulatory policy to address the pandemic, reduced demand for electricity (particularly from commercial and industrial customers), negative impacts on the health of CPV’s workforce and the workforce of its service providers, and the inability of CPV’s contractors, suppliers, and other business partners to fulfill their contractual obligations. The COVID-19 crisis may have an effect on construction or development projects due to the necessity in transportation of equipment and teams, and may affect schedules for completion of such projects. To the extent COVID-19 adversely affects CPV’s business and financial results, it may also have the effect of hastening, heightening, or increasing the negative impacts of, many of the other risks described in this risk factors section with respect to CPV.

Risks Related to Our Interest in Qoros

Qoros is significantly leveraged and its loans are in default.

Qoros has three major credit facilities, being its RMB 3 billion, RMB 700 million and RMB 1.2 billion loan facilities. As of December 31, 2021, there was RMB 465 million, zero and RMB 660 million outstanding under these facilities, respectively. In 2021, Qoros did not make payments totaling approximately RMB 455 million ($70 million) which were due in respect of its RMB 3 billion, RMB 700 million and RMB 1.2 billion loan facilities, and as a result, the lenders under these facilities accelerated these loans. These loans remain in default and accelerated. Qoros had been in discussions with lenders on rescheduling loan repayments on its long-term loans, but no agreement has been reached.

Qoros also has loans and other advances outstanding from parties related to the Majority Shareholder of RMB 5,968 billion (approximately $938 million). These numbers are unaudited.

Highly leveraged businesses are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. This is particularly true for Qoros, as Qoros not generated positive cash flows from its operations.

Kenon understands that Qoros continues to engage in discussions with the lenders and other relevant stakeholders relating to its other outstanding bank loans and resumption of operations, including manufacturing production which has been shut down since July 2021.

Kenon had outstanding “back-to-back” guarantee obligations of approximately $16 million to Chery in respect of guarantees that Chery has given in respect of 50% of the RMB 3 billion and 100% of the RMB 700 million loan facilities. In the fourth quarter of 2021, Chery paid the full amount of its guarantee obligations relating to these two loans. Chery had issued to Kenon demand notices to pay these guaranteed amounts. Kenon has paid the amount demanded by Chery, and does not have any remaining guarantee obligations with respect to Qoros debt.

Substantially all of Quantum’s interests in Qoros are pledged to secure Qoros’ RMB 1.2 billion loan facility. Although the Majority Shareholder was required to assume its pro rata share of pledge obligations in lieu of Quantum’s, it has not yet provided such pledges, and Quantum’s pledge has not been released. Baoneng Group has provided Kenon with a guarantee for a certain percentage, and up to all, of Quantum’s pledge obligations.

We have a minority interest in Qoros.

Kenon owns 12% of Qoros. The Majority Shareholder holds 63% of Qoros and Chery holds 25%.

Prior to the Majority Shareholder’s investments, Kenon had a 50% interest in Qoros, and the right to appoint three of the six directors on the Qoros board, among various other management rights. Following the 2018 and 2020 sales of Qoros shares to the Majority Shareholder, Kenon’s interest in Qoros has been diluted, and it is now entitled to only appoint two of the nine Qoros directors.

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

Qoros has taken loans and other advances from parties related to the Majority Shareholder with outstanding balances as at December 31, 2021 of RMB 5,968 billion (approximately $938 million).

Qoros sources a portion of its engines and spare parts from Chery and has entered into various commercial agreements with respect to the provision of such supplies from Chery. Qoros has also entered into a platform sharing agreements with Chery, pursuant to which Qoros provides Chery with the right to use Qoros’ platform in exchange for a fee.

Qoros has total amounts payable to Chery in respect of these supply agreements in the amount of RMB 1,188 million (approximately $187 million) as of December 31, 2021.

Qoros also owes Chery an amount equal to the bank loans paid by Chery under its guarantee of Qoros’ loans, equal to RMB 1.2 billion (approximately $188 million).

Qoros may enter into additional commercial arrangements and agreements with shareholders or their affiliates in the future. Kenon’s ability to control the terms of such transactions may be limited. Such transactions could create potential conflicts of interest, which could impact the terms of such transactions.

Risks Related to Our Interest in ZIM

ZIM predominantly operates in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

ZIM’s principal operations are in the container shipping market and ZIM is significantly dependent on conditions in this market, which are for the most part beyond its control. For example, ZIM’s results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices ZIM pays under the charters for its vessels. Unlike some of its competitors, ZIM does not own any ports or similar ancillary assets (except for minority ownership rights in a company operating a terminal in Tarragona, Spain). Due to ZIM’s lack of diversification, an adverse development in the container shipping industry would have a significant impact on ZIM’s financial condition and results of operations.

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

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021. Since the middle of 2020, the industry has witnessed a sharp and unprecedented increase in freight rates, reflecting the sudden demand surge triggered by the COVID-19 pandemic and the unprecedented supply chain disruptions. Furthermore, rates within the charter market, through which ZIM sources most of its capacity, may continue to fluctuate significantly based upon changes in supply and demand for shipping services. The current severe shortage of vessels available for hire has resulted in increased charter rates and longer charter periods dictated by owners. See “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM—ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”

As global trends continue to change, it remains difficult to predict their impact on the container shipping industry and on ZIM’s business. If ZIM is unable to adequately predict and respond to market changes, they could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

The global COVID-19 pandemic has created significant business disruptions and affected ZIM’s business and is likely to continue to create significant business disruptions and affect its business in the future.

In March 2020, the World Health Organization declared the outbreak of novel COVID-19 a global pandemic. During the past two years the COVID-19 pandemic has spread globally and caused high mortality and morbidity rates world-wide, with some geographic regions affected more than others. The COVID-19 pandemic has significantly impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels in some of its phases, all of which may become heightened concerns upon additional waves of infection or future developments. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. In particular, the State of Israel where ZIM’s head office is located has been highly affected by COVID-19, with a high and steady increase in percentage per capita of reported cases of infected patients, especially with the recent Omicron variant. Since March 2020, and in response to new pandemic waves of COVID-19, the Government of Israel imposed from time to time certain measures such as restrictions on travel, mandatory quarantines, partial home confinement and other movement restrictions, reducing staffing of nonessential businesses, restricting public transportation and other public activities. Although ZIM is considered an essential business and therefore enjoys certain exemptions from the restrictions under Israeli regulations, ZIM has voluntary reduced its maximum permitted percentage of staffing in its offices in order to mitigate the COVID-19 risks and has therefore relied more on remote connectivity. Similarly, ZIM’s sea crews and staff located in offices worldwide have been adversely affected as a result of the COVID-19 pandemic and may continue to be adversely affected by the pandemic in the future. In addition, since December 2020, the US Food and Drug Administration FDA issued three Emergency Use Authorizations (EUAs) for COVID-19 vaccines applications, launching COVID-19 vaccination campaigns in many countries worldwide. While certain countries such as the State of Israel, the US and the UK are in advanced stages of the COVID-19 vaccination campaigns, other countries have been unable to vaccinate their population at the same pace. In addition, as new variants of the virus emerge, there is no certainty that the vaccines will continue to be effective for all existing and future variants of the virus. ZIM continues to monitor its operations and government regulations, guidelines and recommendations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also temporarily decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally during the first half of 2020. Moreover, because of COVID-19, ZIM faces risks to its personnel and operations. Such risks include delays in the loading and discharging of cargo on or from ZIM’s vessels due to severe congestion at ports and inland supply chains, difficulties in carrying out crew changes, off-hire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of ZIM’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions, difficulties in procuring new containers due to temporary factory shutdowns and increased risk of cyber-security threats due to ZIM’s employees working remotely. Fear of the virus and the efforts to prevent its spread continue to exert increasing pressure on the supply-demand balance, which could also put financial pressure on ZIM’s customers and increase the credit risk that ZIM faces in respect of some of them. Such events have affected ZIM’s operations and may have a material adverse effect on its business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed herein.

A decrease in the level of China’s export of goods could have a material adverse effect on ZIM’s business.

According to the world shipping council (WSC), the Asia trade regions represent approximately 70% of the total TEUs of international container trade, and the Intra-Asia trade alone accounts for at least one quarter of the global market. Although ZIM also operates in many countries in Asia, Southeast Asia and the Far East (such as Vietnam, South Korea and Thailand), a significant portion of ZIM’s business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM —ZIM’s business may be adversely affected by trade protectionism in the markets that ZIM serves, particularly in China.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on ZIM’s business. For instance, in recent years, the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect ZIM’s vessels calling on Chinese ports and could have a material adverse effect on ZIM’s business, financial condition and results of operations.

Imbalance between supply of global container ship capacity and demand may limit ZIM’s ability to operate its vessels profitably.

According to Alphaliner, as of December 31, 2021, global container ship capacity was approximately 25 million 20-foot equivalent units, or TEUs, spread across approximately 5,515 vessels. Furthermore, global container ship capacity has increased by 4.5% in 2021, while demand for shipping services is projected to increase by 6.7%, therefore the increase in ship capacity is expected to be less than the increase in demand for container shipping for a second consecutive year. During the first half of 2020, the COVID-19 pandemic outbreak has caused a decrease in demand for goods, causing carriers to adopt mitigating measures such as blank sailings and redelivery of chartered vessels. However, during the second half of 2020 and in 2021 carriers resumed temporarily halted service lines, performed additional sailings, and reduced the number of idle vessels to a minimum because of a significant increase in demand and a market shift to consumption of goods over services. The increased demand for container shipping and inventory restocking during 2021 persisted for a longer period than initially anticipated, leading to reduced port productivity, disrupted sailing schedule, shortage of trucks, railways and warehousing capacity. Supply chain disruptions became a factor influencing demand and supply, while concerns regarding vaccine rates, turnaround in the pandemic, renewed waves and new variants of the virus continue to pose risk for future worldwide demand. In an attempt to meet the sharp demand increase during 2021, ZIM has expanded its operated vessel fleet from 87 vessels as of January 1, 2021 to 118 vessels as of December 31, 2021 (including three purchased secondhand vessels already delivered out of a total of eight vessels purchased), as well as entered into strategic long-term charter transactions. For example, we have entered into strategic agreements with Seaspan for the long-term charter of ten 15,000 TEU liquified natural gas (LNG) vessels and fifteen 7,000 TEU LNG vessels. See “Item 4.B Business Overview—Our Businesses—ZIM’s vessel fleet—Strategic Chartering Agreements.”

Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to the severe shortage of vessels in the charter market. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to increased capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping levels of older vessels, any increase in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire). In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all, in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect ZIM’s revenues and costs of operations, profitability and asset values. Overcapacity can cause the industry to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and ZIM may incur additional costs as a result thereof.

Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestions, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of ZIM’s control. Such decisions are based on local policies and concerns and the interests of the container shipping industry may not be considered.

ZIM’s access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, ZIM may have difficulty in securing sufficient berthing windows to expand its operations in accordance with its growth strategy, due to the limited availability of terminal facilities.

ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, including COVID-19, or other reasons beyond ZIM’s control. For example, in August 2021, a key terminal in Ningbo-Zhoushan port, one of China’s busiest ports, was temporarily shut down after it was reported that a worker was found to be infected with COVID-19. Moreover, the COVID-19 pandemic has caused disruptions to global trade and severe congestion at ports and inland supply chains. Ports and terminals may implement certain measures and work procedures intended to relieve congestion which may also limit ZIM’s access to terminals and apply additional costs to it or to its customers. For example, in October 2021, the port of Los Angeles and the port of Long Beach, California, together with the Biden-Harris Supply Chain Disruptions Task Force, US Department of Transportation, introduced a new dwell fee to be applied against containers that remained in the terminal longer than a specified permitted amount of days. While this dwell fee was announced to be originally collected commencing on November 1, 2021, its implementation date was delayed several times as congestion conditions improved. ZIM has taken measures to relieve congestion at these ports and avoid dwell fee charges. Similar measures may be imposed in other ports and terminals in other geographical areas. ZIM cannot ensure that its efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on ZIM’s business, financial condition and results of operations.

Changing trading patterns, trade flows and sharpening trade imbalances may adversely affect ZIM’s business, financial condition and results of operations.

ZIM’s TEUs carried can vary depending on the balance of trade flows between different world regions. For each service ZIM operates, it measures the utilization of a vessel on the “strong,” or dominant, leg, as well as on the “weak,” or counter-dominant, leg by dividing the actual number of TEUs carried on a vessel by the vessel’s effective capacity. Utilization per voyage is generally higher when transporting cargo from net export regions to net import regions (the dominant leg). Considerable expenses may result when empty containers must be transported on the counter-dominant leg. ZIM seeks to manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction by utilizing its global network to increase cargo on the counter-dominant leg and by triangulating its land transportation activities and services. If ZIM is unable to successfully match demand for container capacity with available capacity in nearby locations, it may incur significant balancing costs to reposition its containers in other areas where there is demand for capacity. It is not guaranteed that ZIM will always be successful in minimizing the costs resulting from the counter-dominant leg trade, which could have a material adverse effect on ZIM’s business, financial condition and results of operations. Furthermore, sharpening imbalances in world trade patterns — rising trade deficits of net import regions in relation to net export regions — may exacerbate imbalances between the dominant and counter-dominant legs of ZIM’s services. This could have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM’s ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect its business, and following the amendment of its strategic collaboration with the 2M Alliance, ZIM or the 2M Alliance can unilaterally terminate the agreement after an initial period of 18 months subject to provision of notice.

The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2016 CSCL was acquired by COSCO, APL-NOL was acquired by CMA CGM, United Arab Shipping Company merged with Hapag-Lloyd and Hanjin Shipping exited the market as a result of a bankruptcy, during 2017, Hamburg Sud was acquired by Maersk, three large Japanese carriers, K-Line, MOL and NYK merged into ONE and OOCL was acquired by COSCO, and in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and joined THE Alliance. Although there were no major transactions during 2021, past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Shipping and OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine.

ZIM is not party to any strategic alliances and therefore has not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, ZIM would like to enter into a strategic alliance but is unable to do so, it may be unable to achieve the cost and other synergies that can result from such alliances. However, ZIM is party to operational partnerships with other carriers in some of the other trade zones in which it operates, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. For example, in September 2018, ZIM entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone. In March and August 2019, ZIM expanded its strategic partnership with the 2M Alliance by entering into additional cooperation agreements, to cover the Asia-East Mediterranean, Asia-American Pacific Northwest and Asia-US Gulf trade zones. In addition, at the end of 2020, ZIM further upsized a joint service by utilizing larger vessels on the Asia-U.S. Gulf Coast service and in June 2021, ZIM launched a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal with the 2M Alliance. In January and February 2022, ZIM announced its principal agreement with the 2M to extend the existing collaboration agreements on the Asia- USEC and Asia-USGC, as well as the intention to launch an independent pendulum service on the Asia-Mediterranean and Pacific Northwest trades, replacing its cooperation with the 2M Alliance on those trades, effective as of April, 2022. Under ZIM’s new collaboration agreement with the 2M, ZIM or the 2M Alliance may not terminate the agreement during the first 18 months of the agreement term (by providing a six-month prior written notice following a 12-month period from the effective date of the agreement), which is a shorter period compared to the original agreement terms. For additional information on ZIM’s strategic operational cooperation with the 2M Alliance, see “Item 4.B Business Overview—Our Businesses—ZIM’s operational partnerships.” A termination of ZIM’s existing operational agreements, including with the 2M Alliance, or any future cooperation agreement it may enter into, could adversely affect its business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements could also reduce ZIM’s flexibility in decision making in the covered trade zones, and ZIM is subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in other trade zones in which other alliances operate, ZIM is still unable to benefit from the economies of scale that many of its competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and has therefore limited, and may continue to limit, its ability to enter into alliances or operational partnerships with certain shipping companies. In addition, ZIM’s existing collaboration with the 2M Alliance may limit its ability to enter into alliances or other certain operational agreements. If ZIM is not successful in expanding or entering into additional operational partnerships which are beneficial to ZIM, this could adversely affect its business.

The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect ZIM’s market position and financial performance.

ZIM competes with a large number of global, regional and niche container shipping companies, including, for example, Maersk, MSC, COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of its key trades, ZIM competes primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity – A.P. Moller-Maersk Group, Mediterranean Shipping Company and COSCO – accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing less than 53.7% of global capacity as of December 31, 2021, according to Alphaliner. Certain of ZIM’s large competitors may be better positioned and have greater financial resources than ZIM and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than ZIM and may be able to gain market share by supplying their services at aggressively low freight rates for a sustained period of time. In addition, there has been an increase in merger and acquisition activities within the container shipping industry in recent years, which has further concentrated global capacity with certain of ZIM’s competitors. See “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM—ZIM’s ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect its business, and following the amendment of its strategic collaboration with the 2M Alliance, ZIM or the 2M Alliance can unilaterally terminate the agreement after an initial period of 18 months subject to provision of notice.” If one or more of its competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which it operates or intends to enter, ZIM could lose market share as a result of increased competition, which in turn could have a material adverse effect on ZIM’s business, financial condition and results of operations.

Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM’s business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the Russian military actions across Ukraine has caused a sharp decline in the financial markets and a sharp increase in bunker prices. Furthermore, freight movement and supply chains in Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia and its leaders may cause further global economic downturns. A further deterioration of the current conflict or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on ZIM’s business a financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as government-mandated shutdowns and other restrictions due to the COVID-19 pandemic, severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit. During 2020, the outbreak of the COVID-19 pandemic resulted in an immediate and sharp decline in economic activity worldwide. From the second half of 2020, market conditions improved with higher demand mainly by heavy consumers’ purchase orders and e-commerce sales. The increase in demand combined with congestions and bottlenecks in the terminals, led to a temporary significant containers shortage which also resulted in surge in the freight rates, climbing up to record-breaking levels. Economic recoveries from the COVID-19 pandemic are still uncertain, vary from each country and are influenced by government economic support measures as well as the pace of vaccine campaigns. According to a report by the International Monetary Fund (IMF), the global economy entered 2022 in a weaker position than previously expected, with reimposition of mobility restrictions due to the Omicron variant of the COVID-19 pandemic, rising energy prices and higher inflation rates, especially in the U.S. Such factors contributed to a projected global growth decrease of 4.4% during 2022, compared to 5.9% during 2021.

The deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which ZIM conducts significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is additional significant deterioration in the global economy, such conditions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. If these or other global conditions continue to deteriorate during 2022, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges such as rising inflation in the U.S. as well as in other dominant countries, enhanced and other political crises and military conflicts and further escalation between the U.S. and Russia, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on ZIM’s business, financial condition and results of operations.

In addition, as a result of weak economic conditions, some of ZIM’s customers and suppliers have experienced deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing. As a result, ZIM’s existing or potential customers and suppliers may delay or cancel plans to purchase ZIM’s services or may be unable to fulfill their obligations to ZIM in a timely fashion.

 ZIM’s business may be adversely affected by trade protectionism in the markets that ZIM serves, particularly in China.

ZIM’s operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that ZIM accesses and serves, particularly in China, where a significant portion of its business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020, China and additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP (Regional Comprehensive Economic Partnership), which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. In January 2020, China and the U.S. reached an agreement aimed at easing the trade war. However, there is no assurance that further escalation will be avoided.

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

ZIM’s continued success requires it to maintain its current customers and develop new relationships. ZIM cannot guarantee that its customers will continue to use its services in the future or at the current level. ZIM may be unable to maintain or expand its relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics. In addition, as some of ZIM’s customer contracts are longer-term in nature (up to one year), if market freight rates increase, ZIM may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire. Upon the expiration of its existing contracts, ZIM cannot assure that its customers will renew the contracts on favorable terms, or if at all, or that it will be able to attract new customers. Any adverse effect would be exacerbated if ZIM loses one or more of its significant customers. In 2021, ZIM’s 10 largest customers represented approximately 17% of its freight revenues and its 50 largest customers represented approximately 32% of its freight revenues. Although ZIM believes it currently has a diversified customer base, it may become dependent upon a few key customers in the future, especially in particular trades, such that ZIM would generate a significant portion of its revenue from a relatively small number of customers. Any inability to retain or replace its existing customers may have a material adverse effect on ZIM’s business, financial condition and results of operations.

Technological developments which affect global trade flows and supply chains are challenging some of ZIM’s largest customers and may therefore affect its business and results of operations.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of ZIM’s largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for ZIM’s services. Supply chain disruptions caused by COVID-19, rising tariff barriers and environmental concerns also accelerate these trends.

ZIM relies on third-party contractors and suppliers, as well as its partners and agents, to provide various products and services and unsatisfactory or faulty performance of its contractors, suppliers, partners or agents could have a material adverse effect on its business.

ZIM engages third-party contractors, partners and agents to provide services in connection with its business. An important example is its chartering-in of vessels from ship owners, whereby the ship owner is obligated to provide the vessel’s crew, insurance and maintenance along with the vessel. Another example is ZIM’s carrier partners whom it relies on for vessels and service to deliver cargo to its customers, as well as third-party agencies who serve as its local agents in specific locations. Disruptions caused by third-party contractors, partners and agents could materially and adversely affect ZIM’s operations and reputation.

Additionally, a work stoppage at any one of its suppliers, including land transportation suppliers, could materially and adversely affect its operations if an alternative source of supply were not readily available. Also, ZIM outsources part of its back-office functions to a third-party contractor. The back-office support center may shut down due to various reasons beyond ZIM’s control, which could have an adverse effect on its business. There can be no assurance that the products delivered and services rendered by third-party contractors and suppliers will be satisfactory and match the required quality levels. Furthermore, major contractors or suppliers may experience financial or other difficulties, such as natural disasters, terror attacks, failure of information technology systems or labor stoppages, which could affect their ability to perform their contractual obligations to ZIM, either on time or at all. Any delay or failure of contractors or suppliers to perform their contractual obligations could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

A shortage of qualified sea and shoreside personnel could have an adverse effect on its business and financial condition.

ZIM’s success depends, in large part, upon its ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation and sailing. In crewing its vessels, ZIM requires professional and technically skilled employees with specialized training who can perform physically demanding work on board its vessels. As the worldwide container ship fleet continues to grow, the demand for skilled personnel has been increasing, which has led to a shortfall of such personnel. An inability to attract and retain qualified personnel as needed could materially impair ZIM’s ability to operate, or increase its costs of operations, which could adversely affect its business, financial condition, results of operations and liquidity. Furthermore, due to the COVID-19 pandemic, the shipping industry as a whole is experiencing difficulties in carrying out crew changes, which could impede ZIM’s ability to employ qualified personnel.

Risks Related to Operating ZIM’s Vessel Fleet

ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.

ZIM charters-in most of its fleet. As of December 31, 2021, of the 118 vessels through which it provides transport services globally, 114 are chartered (including 106 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average of 50% (according to Alphaliner). Any rise in charter hire rates could adversely affect ZIM’s results of operations.

While there have been fluctuations in the demand in the container shipping market, charter demand is currently very high for all vessel sizes, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners. In order to meet the growing cargo demand during the second half of 2020 and throughout 2021, ZIM has increased its chartered operated fleet from 86 as of January 1, 2021, to 114 as of December 31, 2021, including the charter of 8 additional car carrier vessels. In addition, during 2021 ZIM has entered into strategic long-term charter agreements. See “Item 4.B Business Overview—Our Businesses—ZIM’s vessel fleet—Strategic Chartering Agreements.”

In order to mitigate the steep increase in charter hire rates, during the second half of 2021 ZIM has completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, and it may purchase additional secondhanded vessels if it evaluates such a purchase is more suited to its needs than other available alternatives. It is also a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on its assessment of current and future market conditions and trends. As of December 31, 2021, 80.7% of ZIM’s chartered-in vessels (or 81.6% in terms of TEU capacity) were chartered under leases for terms exceeding one year, and it may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. Furthermore, on March 30, 2022, ZIM announced a new chartering agreement with MPC Container Ships ASA for the 7-year charter of a total of six 5,500 TEU wide beam newbuild vessels for total charter hire consideration of approximately $600 million. The vessels are expected to be delivered between May 2023 and February 2024. In the future, ZIM may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause its costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent ZIM replaces vessels that are chartered-in under short-term leases with vessels that are chartered-in under long- term leases it owns, the principal amount of its long-term contractual obligations would increase. There can be no assurance that the terms of any such long- term leases will be favorable to ZIM in the long run.

ZIM may face difficulties in chartering or owning enough vessels, including large vessels, to support its growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile and are currently very high for all vessel sizes, with shortage of supply of vessels for hire. If ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to it, if at all, this may have a material adverse effect on its business, financial condition, results of operations and liquidity.

Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. Particularly, in February 2021, ZIM and Seaspan Corporation entered into strategic agreements for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with the vessels expected to be delivered between February 2023 and January 2024. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU. As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 73% of the current global orderbook based on TEU capacity as of December 31, 2021, and approximately 36% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by December 31, 2023. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which ZIM operates. Other than its strategic agreements with Seaspan Corporation for the long-term charter of ten 15,000 TEU LNG dual-fuel container vessels, ZIM does not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by its competitors will adversely impact ZIM’s competitiveness if it is not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of its inability to participate in certain alliances and thereby access lager vessels for deployment. Even if ZIM is able to acquire or charter-in larger vessels, it cannot assure you ZIM will be able to achieve utilization of its vessels necessary to operate such vessels profitably.

Rising bunker prices and the low-sulfur fuel mandate under the IMO 2020 Regulations may have an adverse effect on ZIM’s results of operations.

Fuel expenses, in particular bunker expenses, represent a significant portion of ZIM’s operating expenses, accounting for 18.9%, 12.8%, and 13.8% of its operating expenses and cost of services for the years ended December 31, 2021, 2020, and 2019, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, the US-China trade war, concerns related to the global recession and financial turmoil, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased significantly from annual level of $64 per barrel in 2019 to an average price of $42 per barrel in 2020, due in part to decreased demand as a result of the COVID-19 pandemic and the changing dynamics among OPEC+ members. However, during 2021, crude oil prices have increased to an annual average of $71 per barrel. The Russian military actions across Ukraine led to a sharp increase in bunker prices, and bunker prices may increase even further if this conflict continues.

The IMO 2020 Regulations which entered into effect on January 1, 2020 require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. In addition, certain countries around the world require ships to burn fuel with a maximum sulfur content of 0.1% upon entry to territorial waters. The IMO 2020 Regulation led to increased demand for low sulfur fuel and higher prices for such bunker compared to the price ZIM would have paid had the IMO 2020 Regulations not been adopted. Most of the vessels chartered by ZIM do not have scrubbers, which means ZIM is required to purchase low sulfur fuel for its vessels. ZIM’s vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, ZIM implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable ZIM to mitigate the possible increased costs in full or at all. As a result of the IMO 2020 Regulations and any future regulations with which ZIM must comply, it may incur substantial additional operating costs.

A rise in bunker prices could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically and in line with industry practice, ZIM has imposed from time to time surcharges such as the NBF over the base freight rate it charges to customers in part to minimize its exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that ZIM will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

ZIM’s bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. ZIM has implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, ZIM may sometimes manages part of its exposure to bunker price fluctuations by entering into hedging arrangements with reputable counterparties. ZIM’s optimization strategies and hedging activities may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of ZIM’s exposure is hedged. There can be no assurance that ZIM’s hedging arrangements, if taken, will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that ZIM’s counterparties will be able to perform under its hedging arrangements.

There are numerous risks related to the operation of any sailing vessel and ZIM’s inability to successfully respond to such risks could have a material adverse effect on it.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect ZIM’s reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuels and piracy. For example, ZIM incurred expenses of $11.5 million in respect of claims and demands for lost and damaged cargo for the year ended December 31, 2021. Such claims are typically insured and deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, ZIM’s vessels have been involved in collisions resulting in loss of life and property as well as weather related events which damaged its cargo. For example, in October 2021, ZIM Kingston, one of its chartered vessels, experienced a collapse and loss of containers due to bad weather which also resulted in a fire erupting onboard while approaching the port of Vancouver. Both vessel and cargo suffered damages, however no personal injuries were involved.

 The occurrence of any of the aforementioned risks could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and it may not be adequately insured against any of these risks. For more information about ZIM’s insurance coverage, see “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM—ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Although both the frequency and success of attacks have diminished recently, potential acts of piracy continue to be a risk to the international container shipping industry that requires vigilance. Additionally, ZIM’s vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If its vessels are found with contraband, whether with or without the knowledge of any of its crew, ZIM may face governmental or other regulatory claims or penalties as well as suffer damage to its reputation, which could have an adverse effect on its business, results of operations and financial condition.

As vessel owners, ZIM may incur additional costs and liabilities for the operation of its vessel fleet.

Although it charters most of its fleet, ZIM currently owns and operates 6 vessels, 5 of which were purchased in the past year in several separate transactions, and it may purchase additional vessels, depending on market terms and conditions. As a vessel owner, ZIM may incur additional costs due to maintenance and regulatory requirements, most of them described in this Item 3.D and elsewhere of this Annual Report. In addition, as a vessel owner, ZIM may be exposed to higher risks due to its responsibility to the crew and operational condition of the vessel. ZIM intends to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however its insurance policy may not cover all or even part of its costs. See also below “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM—ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.”

ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. ZIM procures insurance for its fleet in relation to risks commonly insured against by operators and vessel owners, which ZIM believes is adequate. ZIM’s current insurance includes (i) hull and machinery insurance covering damage to ZIM’s and third-party vessels’ hulls and machinery from, among other things and collisions, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance, entered with reputable protection and indemnity, or P&I, clubs covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, lost or damaged cargo, third-party claims in excess of a vessel’s insured value arising from collisions with other vessels, damage to other third-party property including fixed and floating objects, in excess of a vessel’s insured value and pollution arising from oil or other substances. While all of its insurers and P&I clubs are highly reputable, ZIM can give no assurance that it is adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, ZIM may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of ZIM’s credit facilities, insurance proceeds are pledged in favor of the lender who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds ZIM may receive from claims under its insurance policies. ZIM may also be subject to supplementary calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the P&I clubs through which ZIM receives indemnity insurance coverage. There is no cap on ZIM’s liability exposure for such calls or premiums payable to its P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. ZIM’s insurance policies also contain deductibles, limitations and exclusions which, although ZIM believes are standard in the shipping industry, may nevertheless increase its costs. While ZIM does not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed its insurance coverage, which might have a material adverse effect on ZIM’s business, financial condition and results of operations.

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

Maritime claimants could arrest ZIM’s vessels, which could have a material adverse effect on its business, financial condition and results of operations.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo, vessel owners and lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lienholder may enforce its lien by vessel arrest proceedings. Unless such claims are settled, vessels may be subject to foreclosure under the relevant jurisdiction’s maritime court regulations. In some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in ZIM’s fleet for claims relating to another of its vessels. The arrest or attachment of one or more vessels could interrupt business or require ZIM to pay or deposit large sums to have the arrest lifted, which could have a material adverse effect on its business, financial condition and results of operations.

Governments, including that of Israel, could requisition ZIM’s vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of ZIM’s vessels are registered, as well as a government of the jurisdiction where the beneficial owner of the vessel is registered, could requisition for title or seize ZIM’s vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. A government could also requisition ZIM’s vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Requisitions generally occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. ZIM would expect to be entitled to compensation in the event of a requisition of one or more of its vessels; however, the amount and timing of payment, if any, would be uncertain and beyond ZIM’s control. For example, ZIM’s chartered-in and owned vessels, including those that do not sail under the Israeli flag, may be subject to control by Israeli authorities in order to protect the security of, or bring essential supplies and services to, the State of Israel. Government requisition of one or more of ZIM’s vessels could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to Regulation

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

Any violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of ZIM’s “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. For additional information, see “Item 4.B Business Overview—Our Businesses—ZIM’s Regulatory Matters.”

ZIM is subject to competition and antitrust regulations in the countries where it operates, and has been subject to antitrust investigations by competition authorities. Moreover, the recent sharp increase in freight rates and related charges has resulted in increased scrutiny by regulators around the world and ZIM may face antitrust investigations.

ZIM is subject to competition and antitrust regulations in each of the countries where it operates. In most of the jurisdictions in which ZIM operates, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. However, it is difficult to predict whether existing exemptions or their renewal will be affected in the future. ZIM is a party to numerous operational partnerships and views these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that it relies on could negatively affect its business and results of operations. For example, Commission Regulation (EC) No 906/2009, or the Block Exemption Regulation, exempts certain cooperation agreements in the liner shipping sector (such as operational cooperation agreements), from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. This Block Exemption Regulation is due to expire in May 2024. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit ZIM’s ability to enter into cooperation arrangements with other shipping companies, which could adversely affect its business, financial condition and results of operations.

In recent years, a number of liner shipping companies, including ZIM, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the recent spike in freight rates and related charges has resulted in increased scrutiny by governments and regulators around the world, including U.S. President Biden’s administration and the U.S. Federal Maritime Commission (FMC) in the U.S., and the ministry of transportation in China. Although ZIM has taken measures to fully comply with antitrust regulatory requirements and has adopted a comprehensive antitrust compliance plan, which includes, among other things, mandatory periodic employee trainings, ZIM may face investigations from time to time, and, if it is found to be in violation of the applicable regulation, could be subject to criminal, civil and monetary sanctions, as well as related legal proceedings.

ZIM is also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on ZIM’s business, reputation, financial condition, results of operations and liquidity. For further information, see “Item 4.B Business Overview—Our Businesses—ZIM’s Legal Proceedings” and Note 27 to ZIM’s audited consolidated financial statements included herein.

ZIM could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. ZIM’s anti-bribery and anti-corruption plan mandate compliance with these anti-bribery laws, establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on its employees and enhances reporting and investigation procedures. ZIM operates in many parts of the world that are recognized as having governmental and commercial corruption. ZIM cannot assure you that its internal control policies and procedures will protect it from reckless or criminal acts committed by its employees or third-party intermediaries. In the event that ZIM believes or has reason to believe that its employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, ZIM may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt ZIM’s business and have a material adverse effect on its business, financial condition, results of operations or liquidity.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt ZIM’s business.

International container shipments are subject to security and customs inspection and related procedures in countries of origin, destination, and certain transshipment points. These inspection procedures can result in cargo seizures, delays in the loading, offloading, transshipment, or delivery of containers, and the levying of customs duties, fines or other penalties against ZIM as well as damage its reputation. Changes to existing inspection and security procedures could impose additional financial and legal obligations on ZIM or its customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on ZIM’s business, financial condition and results of operations.

The operation of its vessels is also affected by the requirements set forth in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of ZIM’s vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject ZIM to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires ZIM to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization (the IMO) and the flag states, these requirements could require significant additional capital expenditures by ZIM or otherwise increase the costs of its operations.

ZIM is subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on its business. In addition, Environmental, Social and Governance (ESG) regulation and reporting is expected to intensify in the future, which could increase ZIM’s operational costs.

ZIM’s operations are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which its vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low- sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. ZIM is subject to the International Convention for the Prevention of Pollution from Ships (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), and National Invasive Species Act (“NISA”), among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment, make ship modifications or operational changes and may affect the useful lives or the resale value of ZIM’s vessels.

ZIM may also incur additional compliance costs relating to existing or future ESG requirements, which have recently intensified and are expected to intensify in the future, and which could have a material adverse effect on its business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions and use of “cleaner” fuels, imposition of vessel speed limits; changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; and development and implementation of emergency procedures. For example, the IMO 2020 Regulations have required ZIM’s vessels to comply with its low sulfur fuel requirement since January 1, 2020. ZIM complies with this requirement by using fuel with low sulfur content, which is more expensive than standard marine fuel, or ZIM may upgrade its vessels to provide cleaner exhaust emissions. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect ZIM’s operations, require it to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in ZIM’s denial of access to, or detention in, certain jurisdictional waters or ports.

If ZIM fails to comply with any environmental requirements applicable to it, it could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the and termination or suspension of, and substantial harm to, its operations and reputation. Additionally, environmental laws often impose strict, joint and several liabilities for remediation of spills and releases of oil and hazardous substances, which could subject ZIM to liability without regard to whether it was negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, ZIM could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from its vessels, or otherwise, in connection with its operations. ZIM is required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although ZIM has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on ZIM’s business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of ZIM’s vessels and events of this nature could have a material adverse effect on ZIM’s business, reputation, financial condition and results of operations. For further information on the environmental regulations ZIM is subject to and ESG (sustainability), see “Item 4.B Business Overview—Our Businesses—ZIM’s Regulatory Matters—Environmental and other regulations in the shipping industry.”

Regulations relating to ballast water discharge may adversely affect ZIM’s results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on- board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards. ZIM is subject to costs of compliance, as the increased costs of compliance are passed on to the charter, which may be substantial and may adversely affect its results of operation and financial condition.

Furthermore, U.S. regulations with respect to ballast water discharge are currently changing. Although the 2013 Vessel General Permit (VGP) program and The National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. EPA published a notice of proposed rulemaking – Vessel Incidental Discharge National Standards of Performance for public comment on October 26, 2020. The comment period closed on November 25, 2020. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause ZIM to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely affect its operating results.

Many governmental bodies have adopted, or are considering the adoption of, international treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on the shipping. The Glasgow Climate Change Conference held between October and November 2021 with the participation of nearly 200 countries’ leaders reiterated an international commitment to bringing down emissions and finalized guidelines for the full implementation of the Paris Agreement. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

Compliance with laws, regulations and obligations relating to climate change, including as a result of such international negotiations, as well as the efforts by non-governmental organizations and investors, could increase ZIM’s costs related to operating and maintaining its vessels and require it to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect its business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built, maintained and repaired, when necessary, in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society as well as the regulations of the beneficial owner’s country of registration. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys, which may result in recommendations or requirements to undertake certain repairs or upgrades. Currently, all of ZIM’s vessels have the required certifications. However, maintaining class certification could incur significant costs. If any of ZIM’s owned and certain of its chartered-in vessels does not maintain its class certification, it might lose its insurance coverage and be unable to trade, and ZIM will be in breach of relevant covenants under its financing arrangements, in relation to both failing to maintain the class certification as well as having effective insurance. Failure to maintain the class certification of one or more of its vessels could have, under extreme circumstances, a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

Changes in tax laws, tax treaties as well as judgments and estimates used in the determination of tax-related asset (liability) and income (expense) amounts, could materially adversely affect its business, financial condition and results of operations.

ZIM operates in various jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which it operates or does business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect its financial results. The tax rules of the various jurisdictions in which ZIM operates or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Specifically, on July 1, 2021, the Organization for Economic Co-operation and Development (OECD) introduced Pillar Two model rules which are expected to be approved during 2022 and take effect in 2023. The Pillar Two rules were introduced to ensure that large multinational enterprises (MNEs) pay a minimum level of tax on the income arising in each jurisdiction where they operate. The current minimum effective tax rate that was determined under Pillar Two is 15%. While Pillar Two model rules are not intended to be applied to international shipping income, other sources of ZIM’s income may be affected as a result of Pillar Two entering into effect. ZIM is currently monitoring the developments of Pillar Two legislation process and are evaluating its potential impact on ZIM’s financial results.

Tax authorities may challenge tax positions that ZIM takes or historically has taken, may assess taxes where it has not made tax filings, or may audit the tax filings it has made and assess additional taxes. Such assessments, either individually or in the aggregate, could be substantial and could involve the imposition of penalties and interest. For such assessments, from time to time, ZIM uses external advisors. In addition, governments could impose new taxes on ZIM or increase the rates at which it is taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact its results, financial condition and liquidity. Additionally, ZIM’s provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, ZIM’s financial condition and results of operations, as well as the resolution of any audit issues raised by taxing authorities.

Risks Related to ZIM’s Financial Position and Results

If ZIM is unable to generate sufficient cash flows from its operations, liquidity will suffer and it may be unable to satisfy its obligations and operational needs.

ZIM’s ability to generate cash flow from operations to cover operational costs and to make payments in respect of its obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on its future performance, which will be affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If it is unable to generate sufficient cash flow from operations to satisfy its obligations, liabilities and operational needs, ZIM may need to borrow funds or undertake alternative financing plans, or reducing or delaying capital investments and other costs. It may be difficult to incur additional debt on commercially reasonable terms due to, among other things, ZIM’s financial position and results of operations and market conditions. ZIM’s inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on its business.

Volatile market conditions could negatively affect its business, financial position, or results of operations and could thereby result in impairment charges.

As of the end of each reporting period, ZIM examines whether there have been any events or changes in circumstances, such as a decline in freight rates or other general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount, and, if necessary, an impairment loss is recognized in its financial statements.

For each of the years ended December 31, 2021, 2020 and 2019, ZIM concluded there were no indications for potential impairment, or that the recoverable amount of its CGU was higher than the carrying amount of its CGU and, as a result, did not recognize an impairment loss in its financial statements. However, ZIM cannot assure you that it will not recognize impairment losses in future years. If an impairment loss is recognized, its results of operations will be negatively affected. Should freight rates decline significantly or ZIM or the shipping industry experiences adverse conditions, this may have a material adverse effect on it business, results of operations and financial condition, which may result in ZIM recording an impairment charge.

Foreign exchange rate fluctuations and controls could have a material adverse effect on its earnings and the strength of its balance sheet.

Since ZIM generates revenues in a number of geographic regions across the globe, it is exposed to operations and transactions in other currencies. A material portion of expenses are denominated in local currencies other than the U.S. dollar. Most revenues and a significant portion of expenses are denominated in the U.S. dollar, creating a partial natural hedge. To the extent other currencies increase in value relative to the U.S. dollar, ZIM’s margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact the value of goods as between two trading countries. Where possible, ZIM endeavors to match its foreign currency revenues and costs to achieve a natural hedge against foreign exchange and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. In addition, foreign exchange controls in countries in which it operates may limit ZIM’s ability to repatriate funds from foreign affiliates or otherwise convert local currencies into U.S. dollars.

ZIM’s operating results may be subject to seasonal fluctuations.

The markets in which ZIM operates have historically exhibited seasonal variations in demand and, as a result, freight rates have also historically exhibited seasonal variations. This seasonality can have an adverse effect on its business and results of operations. As global trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor affecting ZIM’s results of operations in the future. See “Item 4.B Business Overview—Our Businesses—ZIM’s Seasonality.”

Risks Related to ZIM’s Operations in Israel

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

As of December 31, 2021, ZIM had 770 employees based in Israel, certain of whom may be called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. ZIM’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect its business and operations.

General Risk Factors for ZIM

ZIM faces cyber-security risks.

ZIM’s business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, it maintains information security policies and procedures for managing its information technology systems. Despite security and controls design, implementation and updates, ZIM’s information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in ZIM’s industry, have been the subject of cyber-security attacks in recent years. For example, one of ZIM’s peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a highly publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. Other Israeli companies are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

Cyber-security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of ZIM’s information technology systems as well as the information technology systems of its customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information, and breach of protected data belonging to third parties. In addition, due to the COVID-19 pandemic, ZIM has reduced staffing in its offices and increased reliance on remote access of its employees. ZIM has taken measures to enable it to face cyber-security threats, including backup and recovery and backup measures, as well as cyber security awareness trainings and an annual company-wide cyber preparedness drill. However, there is no assurance that these measures will be successful in coping with cyber-security threats, as these develop rapidly, and ZIM may be affected by and become unable to respond to such developments. A cyber-security breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on ZIM’s business, financial condition and results of operation.

ZIM faces risks relating to its information technology and communication system.

ZIM’s information technology and communication system supports all of its businesses processes throughout the supply chain, including the customer service and marketing teams, business intelligence analysts, logistics team and financial reporting functions. ZIM’s primary data center is in Europe with a back-up data center in Israel. While it has a disaster recovery plan pursuant to which it is able to immediately activate the back-up data center in the event of a failure at the primary data center, if its primary data center ceases to be available without sufficient advance notice, ZIM would likely experience delays in its operating activities.

Additionally, its information systems and infrastructure could be physically damaged by events such as fires, terrorist attacks and unauthorized access to servers and infrastructure, as well as the unauthorized entrance into its information systems. Furthermore, ZIM communicates with its customers through an ecommerce platform. Its ecommerce platform was developed and is run by third-party service providers over which ZIM has no management control. A potential failure of internal computer systems or a failure of third-party ecommerce platform providers to satisfy their contractual service level commitments to ZIM may have a material adverse effect on its business, financial condition and results of operation. Efforts to modernize and digitize ZIM’s operations and communications with customers further increase ZIM’s dependency on information technology systems, which exacerbates the risks it could face if these systems malfunction.

ZIM is subject to data privacy laws, including the European Union’s General Data Protection Regulation, and any failure to comply could result in proceedings or actions against it and subject ZIM to significant fines, penalties, judgments and negative publicity.

ZIM is subject to numerous data privacy laws, including Israeli privacy laws and the European Union’s General Data Protection Regulation (2016/679), or the GDPR, which relates to the collection, use, retention, security, processing and transfer of personally identifiable information about ZIM’s customers and employees in the countries where it operates. ZIM has also been certified as compliant with ISO27001 in Israel (information security management standard) and ISO27701 (extension to the information security management standard).

The EU data protection regime expands the scope of the EU data protection law to all companies processing data of EEA individuals, imposes a stringent data protection compliance regime, including administrative fines of up to the greater of 4% of worldwide turnover or €20 million (as well as the right to compensation for financial or non-financial damages claimed by any individuals), and includes new data subject rights such as the “portability” of personal data. Although ZIM is generally a business that serves other businesses (B2B), it still processes and obtains certain personal information relating to individuals, and any failure to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against it, which could subject ZIM to significant fines, penalties, judgments and negative publicity.

Labor shortages or disruptions could have an adverse effect on its business and reputation.

ZIM employs, directly and indirectly, 5,931 employees around the globe (including contract workers). ZIM, its subsidiaries, and the independent agencies with which it has agreements could experience strikes, industrial unrest or work stoppages. Several ZIM employees are members of unions. In recent years, it has experienced labor interruptions as a result of disagreements between management and unionized employees and has entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on its business and reputation. Disputes with unionized employees may result in work stoppage, strikes and time-consuming litigation. ZIM’s collective bargaining agreements include termination procedures which affect its managerial flexibility with re-organization procedures and termination procedures. In addition, its collective bargaining agreements affect financial liabilities towards employees, including pension liabilities or other compensation terms.

ZIM incurs increased costs as a result of operating as a public company, and its management team, which has limited experience in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, ZIM incurs accounting, legal and other expenses that it did not incur as a private company, including costs associated with reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also incurs costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes- Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. ZIM expects that these rules and regulations will increase its legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. In addition, ZIM expects that its senior management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. The current management team has limited experience managing and operating a company that is publicly traded in the US. Failure to comply or adequately comply with any laws, rules or regulations applicable to the business may result in fines or regulatory actions, which may adversely affect ZIM’s business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for its ordinary shares.

Changes in the laws and regulations affecting public companies could result in increased costs as ZIM responds to such changes. These laws and regulations could make it more difficult or more costly for ZIM to obtain certain types of insurance, including director and officer liability insurance, and it may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage, including increased deductibles. The impact of these requirements could also make it more difficult for ZIM to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers. ZIM cannot predict or estimate the amount or timing of additional costs it may incur in order to comply with such requirements. Any of these effects could adversely affect its business, financial condition and results of operations.

The State of Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti- takeover effect.

The State of Israel holds a Special State Share in ZIM, which imposes certain limitations on its operating and managing activities and could negatively affect its business and results of operations. These limitations include, among other things, transferability restrictions on ZIM’s share capital, restrictions on its ability to enter into certain merger transactions or undergo certain reorganizations and restrictions on the composition of its board of directors and the nationality of its chief executive officer, among others.

Because the Special State Share restricts the ability of a shareholder to gain control of ZIM, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of its ordinary shares or otherwise negatively affect its business and results of operations. In addition, the terms of the Special State Share dictate that ZIM maintain a minimum fleet of 11 wholly-owned seaworthy vessels.

Currently, as a result of waivers received from the State of Israel, ZIM owns fewer vessels than the minimum fleet requirement. However, if it acquires and owns additional vessels in the future, these vessels would be subject to the minimum fleet requirements and conditions of the Special State Share. Further, if ZIM should want to dispose of such vessels, it would need to obtain consent from the State of Israel. For further information on the Special State Share, see “Item 4.B Business Overview—Our Businesses—ZIM’s Special State Share.”

ZIM’s dividend policy is subject to change at the discretion of its board of directors and there is no assurance that its board of directors will declare dividends in accordance with this policy.

ZIM’s board of directors has adopted a dividend policy, which was amended in November 2021, to distribute a dividend to shareholders on a quarterly basis at a rate of approximately 20% of the net income derived during such fiscal quarter with respect to the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by ZIM (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income (including with respect to 2021). During 2021, ZIM paid a special cash dividend of approximately $237 million, or $2.00 per ordinary share and a cash dividend of approximately $299 million, or $2.50 per ordinary share. On March 9, 2022, ZIM’s board of directors declared a cash dividend of approximately $2.04 billion, or $17.00 per ordinary share, resulting in a cumulative annual dividend amount of approximately 50% of 2021 net income, to be paid on April 4, 2022, to holders of the ordinary shares on March 23, 2022.

Any dividends must be declared by ZIM’s board of directors, which will take into account various factors including profits, ZIM’s investment plan, its financial position and additional factors the board deems appropriate. While ZIM has stated that it intends to distribute 30- 50% of its annual net income, the actual payout ratio could be anywhere from 0% to 50% of net income, and may fluctuate depending on cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with the Board’s policy or at all, and the board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, ZIM expects that the amount of any cash dividends distributed will vary between distributions as a result of such factors. ZIM has not adopted a separate written dividend policy to reflect its Board’s policy.

ZIM’s ability to pay dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent it from meeting existing and future obligations when they become due.

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

A significant portion of our shares are held by Ansonia, which holds approximately 60% of our shares. If Ansonia sells, or indicates an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception that any such sales may occur, including the entry by Ansonia into programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares and/or could impair the ability of any of our businesses to raise capital.

Control by principal shareholders could adversely affect our other shareholders.

Ansonia beneficially owns approximately 60% of our outstanding ordinary shares and voting power. Ansonia therefore has a continuing ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our constitution, a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Ansonia’s interests as a principal shareholder may conflict with the interests of our other shareholders and Ansonia’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests.

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

Under Singapore law, it is possible to effect either a court-free or court-approved capital reduction exercise to return cash and/or assets to our shareholders. Further, the completion of a court-free capital reduction exercise will depend on whether our directors are comfortable executing a solvency statement attesting to our solvency, as well as whether there are any other creditor objections raised. We have completed capital reduction exercises in connection with the distribution of our Tower shares and the cash distribution in March 2018, but there is no assurance that we will be able to complete further capital reductions in the future.

Any dividend payments or other cash distributions in respect of our ordinary shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. For example, in every year between 2018 and 2021, we have made cash contributions to our shareholders. Although a significant percentage of our shareholders hold their shares through the TASE, each of these distributions was denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar are exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

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

The Singapore Code on Take-overs and Mergers and Sections 138, 139 and 140 of the Securities and Futures Act 2001 contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of $5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting of shareholders held in 2021, or the 2021 AGM, our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2022, or the 2022 AGM, or the expiration of the period by which the 2022 AGM is required by law to be held, whichever is earlier) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2021 AGM and shareholders will be asked to renew this authority at the 2022 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Companies Act 1967, or the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

It is likely that we will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December 31, 2022 and foreseeable future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earnings our proportionate share of the income of any other business in which we own, directly or indirectly, 25% or more (by value) of the stock. For example, in February 2021, ZIM completed its initial public offering, which reduced our equity interest from 32% to approximately 28%. In addition, between September and November 2021, Kenon sold ZIM shares reducing its equity interest in ZIM to approximately 26%. Thus, we should be treated as owning our proportionate share of ZIM’s businesses and earnings for the taxable year ended December 31, 2021.

In March 2022, Kenon sold additional ZIM shares further reducing its equity interest in ZIM to approximately 20%. As a result of the additional sale of ZIM shares, we are no longer able to treat our proportionate share of ZIM’s businesses and earnings as directly owned for purposes of determining whether we are a PFIC, for our current taxable year ending December 31, 2022 and foreseeable future taxable years.

Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. Moreover, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. For instance, the sale of the Inkia Business, the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%), the sale of half of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2020 (which reduced our equity interest in Qoros to 12%) and the sale of all of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2021 (which will eliminate our equity interest in Qoros) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income.

Based upon, among other things, the valuation of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our previous taxable year ended December 31, 2021. However, the reduction in our equity interest in ZIM to below 25% limits our ability to treat our proportionate share of ZIM’s businesses and earnings as directly owned, which could increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income. Based upon, among other things, the valuation of our assets and the composition of our income and assets taking into account such additional sale of ZIM shares, we anticipate that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2022 and foreseeable future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for such year.

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

We were incorporated in March 2014 under the Singapore Companies Act to be the holding company of certain companies that were owned (in whole, or in part) by IC in connection with our spin-off from IC in January 2015. We currently own the following:

•	an approximately 58.8% interest in OPC, an owner, developer and operator of power generation facilities in the Israeli and US power market;

•	an approximately 20.7% interest in ZIM, a large provider of global container shipping services; and

•	a 12% interest in Qoros, a China-based automotive company.

In connection with our spin-off from IC, we also held a 29% interest in Tower, a NASDAQ- and TASE-listed specialty foundry semiconductor manufacturer. In July 2015, we completed a pro-rata distribution in specie of substantially all of our interest in Tower. In 2016, we sold our remaining interest in Tower.

In December 2017, our wholly-owned subsidiary Inkia sold its power generation and distribution businesses in Latin America and the Caribbean, or the Inkia Business. In January 2021, an entity which is 70%-owned by OPC acquired CPV.

In April 2021, we entered into an agreement to sell our remaining 12% interest in Qoros. However, the Majority Shareholder has failed to make required payments under this agreement. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with CIETAC. The proceedings are ongoing.

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

Our ordinary shares are listed on the NYSE and the TASE under the symbol “KEN.”

The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.	Business Overview

We are a holding company established in connection with a spin-off of our businesses from IC to promote the growth and development of our primary businesses.

Over the past years, our businesses and our holdings have substantially evolved, and we have realized significant value for our shareholders.

For example, we have made significant distributions to shareholders since our initial listing in 2015. In July 2015, we distributed substantially all of our interest in Tower. In addition, since 2018, we have distributed total cash of $1.25 billion, including approximately $100 million and $189 million to our shareholders in May 2021 and January 2022, respectively. Furthermore, in March 2022, we have announced an intention to distribute an additional amount of approximately $550 million pursuant to a capital reduction, subject to shareholder approval and approval of the High Court of the Republic of Singapore. Assuming completion of this capital reduction, we will have distributed a total of $1.8 billion in cash in addition to our stake in Tower to our shareholders.

We have also made significant investments in our businesses, including investments of $64 million and $101 million in OPC in October 2021 and October 2020, respectively, supporting its growth strategy. In addition, we have substantially exited our holdings in Qoros, and are actively engaged in exiting our remaining stake.

Our primary businesses today, OPC and ZIM, have each become public companies which have grown to substantial market capitalizations.

As our businesses and our holdings have substantially evolved, we are considering various ways to further maximize value for our shareholders, which may include investments or acquisitions in existing or new businesses.

Our Businesses

Set forth below is a description of our businesses.

OPC

OPC, which accounted for 100% of our revenues in the year ended December 31, 2021, is an owner, developer and operator of power generation facilities located in Israel and, since its acquisition of CPV, in the United States. OPC has two main areas of activity: (i) generation and supply of electricity and energy in Israel; and (ii) generation and supply of electricity and energy in the United States. OPC’s facilities and primary development projects are set forth below. During 2021, OPC completed the acquisition of 51% interest in Gnrgy Ltd. (“Gnrgy”), whose business focuses on e-mobility charging stations.

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

•
Tzomet, a wholly-owned subsidiary of OPC, is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. Tzomet has a conditional license for the development project, which remains subject to conditions set forth under the conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. In September 2018, Tzomet entered into an EPC contract in an amount equivalent to approximately $300 million for the design, engineering, procurement and construction of the Tzomet power plant and provision of certain maintenance services in connection with the power station’s main equipment for a period of 20 years from the plant’s COD. During 2021, the construction of the Tzomet power plant continued. OPC expects that the Tzomet plant will reach its COD in the first quarter of 2023 and that the estimated total cost of completing the Tzomet plant will be approximately NIS 1.5 billion (approximately $0.5 billion) (excluding NIS 200 million, which is the tax assessment on the land). As of December 31, 2021, OPC had invested approximately NIS 1,019 million (approximately $328 million) in the project (not including amounts relating to milestones provided in the Tzomet power plant construction agreement that partially completed).

•
Construction of energy generation facilities on the premises of consumers. OPC has entered into agreements with several consumers (including consumers that were successful in the EA’s tender) for the installation and operation of generation facilities (natural gas) on the premises of consumers for aggregate capacity of approximately 102 MW, as well as arrangements for the sale and supply of energy to consumers. Once completed, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million for each installed MW. OPC has also entered into construction agreements and agreements for supply of motors for the generation facilities with a total capacity of approximately 581 MW.

•
Sorek Generation Facility. In May 2020, Sorek (a special-purpose company wholly owned by OPC) signed an agreement with SMS IDE Ltd. (“IDE”) that won a tender of the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek B site (“Desalination Facility”), whereby Sorek is to supply equipment, construct, operate, and maintain a natural gas-powered energy generation facility on Sorek B site, with a production capacity of 87 MW (“Sorek B Generation Facility”), and supply the energy required for the Sorek B Desalination Facility for a period of 25 years from the Desalination Facility’s commercial operation date (“Sorek B IPP Agreement”). At the end of the aforesaid period, ownership of the Sorek Generation Facility will be transferred to the State of Israel. In addition, a build, operate, transfer (“BOT”) agreement was signed between IDE and the State of Israel. OPC has committed to construct the plant within 24 months from the approval date of the national infrastructure plan, which approval was received in November 2021. In June 2021, Sorek also signed construction and equipment supply agreements with BHI CO Ltd, a South Korean-owned corporation that will serve as the project’s construction contractor in accordance with an EPC agreement according to the milestones, terms, and dates stipulated in the agreement. OPC estimates that construction of the plant will be completed in the fourth quarter of 2023. Excess capacity beyond that used by the Desalination Facility is expected to be sold to an onsite consumer and the System Operator.

•
Gnrgy Ltd. As of December 31, 2021, OPC owns 51% interest in Gnrgy, which it acquired in April 2021. Gnrgy was established in Israel in 2008 and operates in the field of charging electric vehicles (e-mobility) and the installation of charging stations for electric vehicles. For further information, see “Item 4.B Business Overview—Our Businesses—OPC’s Description of Operations—Acquisition of Gnrgy Ltd.”

Operations in the United States

OPC has operated in the United States since January 2021, when an entity in which OPC indirectly holds a 70% interest, acquired CPV from Global Infrastructure Management, LLC. The consideration for the acquisition was $648 million in cash, subject to post-closing adjustments based on closing date cash, working capital and debt. Additional consideration of $95 million was paid in the form of a vendor loan in respect of CPV’s 17.5% equity in the Three Rivers project, which is currently being developed. CPV subsequently reduced its interest in the Three River’s project to 10% and the consideration for the transaction and the amount of the seller’s loan was reduced accordingly.

CPV is engaged in the development, construction and management of renewable energy and conventional natural gas-fired power plants in the United States. CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 15 gigawatts (GW), of which approximately 5 GWh consists of wind energy and another approximately 10 GW consists of conventional, natural gas-fired power plants. CPV holds ownership interests in active power plants it developed and constructed over the past years (both conventional, natural gas-fired and renewable energy) , as well as in a project backlog of renewable energy in advanced development stages and other projects using various technologies: in power plants powered by natural gas (of the open-cycle type from an advanced generation), CPV’s proportionate ownership interest is approximately 1,290 MW out of 4,045 MW (5 power plants), and 152 MW in wind energy. In addition, the share of CPV and its production capacity in projects that are currently under construction is as follows: in a conventional natural gas-fired power plant, the share of CPV is 126 MW out of a total capacity of 1,258 MW under construction and 126 MW in a solar energy project.

CPV holds a 10% ownership interest in the Three Rivers project, which consists of the construction of a natural gas, combined cycle power plant with expected capacity of 1,258 MW, expected to participate in tenders for capacity in the PJM market. Its expected COD is the second quarter of 2023 and the expected cost of construction is approximately $1.3 billion for 100% of the project (not just CPV’s ownership interest). CPV also has a number of renewable energy projects in advanced stages of development (including 126 MW solar energy project), and additional projects using various technologies in different stages of development, having an expected total capacity of about 7,150 MW. CPV manages its active plants and the development of its projects. In addition, CPV provides management services to third parties.

In October 2021, CPV entered into agreements to acquire the rights in two solar projects under development in the PJM market in the United States, one in Kentucky (approximately 98 MW) and one in Illinois (approximately 360 MW).

OPC’s Share Issuances from 2019 to 2021

In August 2017, OPC completed an initial public offering in Israel, and a listing on the TASE, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining 75.8% stake.

In 2019, 2020 and 2021, OPC issued new shares in multiple offerings:

•
In 2019, OPC issued a total of 11,028,240 new ordinary shares (representing approximately 8% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) in two share issuances, for total cash consideration net of issuance expenses of approximately NIS 272 million (approximately $76 million). As a result of these share issuances, Kenon’s interest in OPC decreased from 75.8% to 69.8%.

•
In October 2020, OPC issued 11,713,521 new ordinary shares (representing approximately 7.5% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) for total (gross) consideration of NIS 350 million (approximately $103 million) to two institutional investors in a private placement in connection with the acquisition of CPV.

•
Also in October 2020, OPC issued 23,022,100 new ordinary shares (representing approximately 14.8% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) for a total (gross) consideration of NIS 737 million (approximately $217 million) in a public offering. Kenon was allocated 10,700,200 shares in the public offering for a total purchase price of approximately $101 million.

•
In January 2021, OPC issued 10,300,000 ordinary shares (representing approximately 5.5% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) in a private placement for a total (gross) consideration of NIS 350 million (approximately $107 million).

•
In September 2021, OPC issued rights to purchase approximately 13 million OPC shares to fund the development and expansion of OPC’s activity in the U.S., with investors purchasing approximately 99.7% of the total shares offered in the rights offering. The gross proceeds from the offering amounted to approximately NIS 329 million (approximately $102 million). Kenon exercised rights for the purchase of approximately 8 million shares for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights.

As a result of these share issuances, including Kenon’s participation in the October 2020 public offering and October 2021 rights offering, Kenon’s interest in OPC is now 58.8%.

OPC’s Debt Issuances in 2020 and 2021

•
In April 2020, OPC issued debentures (Series B) at a par value of NIS 400 million (approximately $113 million) that are linked to the CPI and bear interest at the annual rate of 2.75%. The debentures are to be repaid in semi‑annual payments (on March 31, and September 30 of every calendar year), commencing from March 31, 2021 and up to September 30, 2028 (the first payment of interest falls on September 30, 2020).

•
In September 2021, OPC issued debentures (Series C) at a par value of NIS 851 million (approximately $266 million), bearing annual interest of 2.5%. The Series C bonds are repayable over 12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024 with the final payment in August 2030. OPC used the proceeds from the Series C bonds for the early repayment of project financing debt of OPC-Rotem.

Potential Transaction with Veridis

OPC owns a majority of the voting equity in OPC-Rotem (80%), and has entered into shareholders’ agreements with Veridis, the 20% minority shareholder of OPC-Rotem. The shareholders’ agreement grants Veridis certain minority rights, including veto rights over certain decisions. In February 2022, OPC has reached an understanding on a potential transaction with Veridis, pursuant to which, OPC would establish a new subsidiary to hold all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel. Veridis would receive 20% of the shares of the new subsidiary in exchange for contributing its 20% interest in OPC-Rotem and cash in an amount equal to NIS 425 million (approximately $132 million) to the new subsidiary. Following completion of the potential transaction, OPC would hold 80%, and Veridis would hold the remaining 20%, of the new subsidiary, and the new subsidiary would hold 100% of OPC-Rotem and OPC’s other business activities in the energy and electricity generation and supply sectors in Israel.

Overview of OPC’s Operations

Israel

The following table sets forth summary operational information regarding OPC’s main operations in Israel as of March 27, 2022:

Israel - Projects under Operation

Project / activity	Capacity(1) (MW)	Ownership stake	Method of presentation in the financial statements of the Company	Location	Type of project / technology	Year of commercial operation
Rotem	466	80%	Consolidated	Mishor Rotem	Natural gas, combined cycle	2013
Hadera(2)	144	100%	Consolidated	Hadera	Natural gas - cogeneration	2020

Virtual Supply: as of March 27, 2022, supply of 110 MW to customers. OPC signed an intercompany agreement, intended to govern the settling accounts method following from OPC’s construction of generation facilities on OPC-Rotem customers’ premises.

(1)	As stipulated in the relevant generation license

(2)
Hadera holds the Energy Center (boilers and turbines located at the premises of Infinya), which serves as back-up for steam generated by the Hadera power plant. From the end of 2020, the turbine at the Energy Center is not operating.

Israel - Projects under Development and Construction

Power plants / energy generation facilities	Status	Capacity (MW)(1)	Rate of holdings(2)	Location	Technology	Date / expected commercial operation date	Main customer/ consumer	Total expected construction cost (in NIS million)	Total investment cost as of December 31, 2021 (in NIS million)
Tzomet	Under construction	396	100%	Plugot Intersection	Conventional, open-cycle	Fourth quarter of 2023	System Operator	1,500(3)	1,019(4)
Sorek	Under construction	87	100%	On the premises of the Sorek B seawater desalination facility	Cogeneration	Fourth quarter of 2023	Onsite consumers and the System Operator	200	22
Energy generation facilities on the consumers’ premises	various stages of development / construction	each facility - up to 16 MW. As to the filing date of the Report, build and operate agreements representing a total capacity of approx. 100 MW were signed. The Company intends to sign build and operate agreements representing a total capacity of approx. 120 MW.	100%(5)	On consumers’ premises across Israel	Conventional, cogeneration, renewable energy (solar) and storage	As from 2022	Onsite consumers also including Group customers	An average of about 4 per MW	52

(1)	As stipulated in the relevant generation license.

(2)	Companies consolidated in OPC’s financial statements.

(3)
The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) (approximately $64 million) in respect of capitalization fees. OPC has filed a legal appeal of the final assessment. In August 2021, OPC was informed that the appeal was rejected by Israel Land Authority and as at March 27, 2022, OPC intends to continue the appraisal appeal procedures.

(4)	Not including amounts relating to milestones provided in the Tzomet power plant construction agreement that were partially completed.

(5)
OPC operates under an intercompany arrangement, intended to govern the settling accounts method following from OPC’s construction of generation facilities on OPC-Rotem customers’ premises (as of March 27, 2022, OPC-Rotem is 80%-held by OPC).

OPC sells energy in Israel through PPAs. The weighted average remaining life of OPC’s PPAs based on firm capacity, as of March, 2022, is approximately 6.2 years for OPC-Rotem and 9.9 years for OPC-Hadera (subject to the option for early termination), including a 25-year PPA with Infinya. The IEC PPA (as defined below), which extends for a 20-year term from COD of OPC-Rotem, provides OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to private customers. OPC-Rotem has exercised this option and sells all of its energy and capacity directly to private customers (i.e. customers other than the IEC), as of the date of this report. For further information on the IEC PPA, see “Item 4.B Business Overview—Our Businesses—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—Israel—OPC-Rotem’s Regulatory Framework.”

United States

The following table sets forth summary operational information regarding OPC’s United States operations (active projects), through its 70% ownership of CPV, as of March 1, 2022:

Plant	Location	CPV Ownership Interest	Field/ technology	Installed Capacity (MW)	Year of commercial operation
CPV Fairview	Pennsylvania	25%	Conventional natural gas-fired, combined cycle	1,050	2019
CPV Towantic	Connecticut	26%	Conventional natural gas-fired, dual fuel / two fuels, combined cycle	805	2018
CPV Maryland	Maryland	25%	Conventional natural gas-fired, combined cycle	745	2017
CPV Shore	New Jersey	37.53%	Conventional natural gas-fired, combined cycle	725	2016
CPV Valley	New York	50%	Conventional natural gas-fired, dual-fuel, combined cycle	720	2018
CPV Keenan II	Oklahoma	100%[1]	Wind	152	2010

(1)	In April 2021, CPV acquired the remaining 30% interest in this project and, therefore, has 100% ownership interest.

The power plants in which CPV has an interest generally sell their output on the spot market. CPV has in place hedging arrangements as described below.

Industry Overview

Overview of Israeli Electricity Generation Industry

State owned IEC generates and supplies electricity to most of the customers in Israel in accordance with licenses granted to it under the Electricity Sector Law, and transmits and distributes almost all of the electricity in Israel. However, in recent years the market share of private producers has been increasing in light of the Israeli government policy to allow competition in the electricity market.

The following tables feature data on the share of private electricity producers and the IEC in the electricity market, as well as renewable energy production in 2019 and 2020, as published by the EA.

	December 31, 2019		December 31, 2020
	Installed Capacity (MW)	% of Total Installed Capacity in the Market	Installed Capacity (MW)	% of Total Installed Capacity in the Market
IEC	12,752	66%	11,615	58%
Private electricity producers (without renewable energy)	4,288	22%	5,780	29%
Renewable energy (private electricity producers)	2,326	12%	2,549	13%
Total in the market	19,366	100%	19,944	100%

	Energy generated (thousands of MWh)	% of total generated in the market	Energy generated (thousands of MWh)	% of total generated in the market
IEC	47,784	66%	44,333	61%
Private electricity producers (without renewable energy)	21,359	29%	24,308	33%
Renewable energy (private electricity producers)	3,334	5%	4,150	6%
Total in the market	72,476	100%	72,791	100%

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

In January 2022, the EA published the electricity tariffs for 2022, which included an increase of the EA’s generation component tariff by approximately 13.6%. On February 27, 2022, the EA issued a hearing on the update of the electricity tariff for 2022, where it was proposed that the production component (subject to a final decision) be lowered to 27.64 agorot, which is an increase of approximately 9.4% from 2021, instead of an increase of approximately 13.6% mentioned above. OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price during 2021 and until January 2022 (OPC-Rotem) and February 2022 (OPC-Hadera), and are expected to be above the minimum price for the remainder of 2022. This increase in the EA generation component is expected to have a positive impact on OPC’s profits in 2022 compared with 2021.

The expected additional installed capacity required (generated by natural gas) is based on the following assumptions:

Estimates megawatts
New installed (gas fired) capacity with gas by 2030	1,400-4,000
Sale of IEC sites that have not yet been sold in accordance with sector reform (Eshkol and Redding)	2,111
Total additional potential private capacity in natural gas by 2030	3,511-6,111

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

Pursuant to the Israeli Government’s electricity sector reform, among other things, (i) the IEC will be required to sell five power plants (currently two plants remain to be sold) through a tender process over a period of 7 years, which is expected to reduce the IEC’s market share to below 40% (ii) the IEC will cease acting as the System Operator and (iii) certain limitations will be imposed on entities participating in the tender process as well as in overall capacity held by a single entity in the market. Furthermore, the IEC is permitted to build and operate two new gas-powered stations (through a subsidiary), but is not authorized to construct any new stations or recombine existing stations. This reform is expected to increase IPPs’ presence in the market and lead to further industry competition. The IEC’s Alon Tabor power plant was sold in 2019, the Ramat Hovav power plant was sold in 2020, and sale of Hagit East site is expected to be completed in 2022. OPC did not participate in the tender for the sale of the Hagit East generation site.

In addition, in July 2021, to increase competition for the supply of energy by opening up the supply segment of the electricity market to suppliers that lack their own means of generating electricity (“virtual supply”), the EA published the terms of the license for energy supplied as virtual supply (a “Virtual Supply License”) and provided that such license would come into effect on September 1, 2021. In July 2021, OPC and Gnrgy were each granted Virtual Supply Licenses. From September 2021, OPC had secured customers in respect of 110MW of virtual supply.

For further information on Israel’s regulatory environment, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” For information on the risks related to changes in Israel’s regulatory environment, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC’s profitability depends on the EA’s electricity rates” and “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC’s operations in Israel are significantly influenced by regulations.”

Overview of United States Electricity Generation Industry

The electricity market in the United States, in which CPV operates, is the largest private electricity market in the world with installed capacity of approximately 1,117 gigawatts of generation facilities. The generation mix has changed significantly over the last several years. In 2016, natural gas overtook coal as the primary fuel source for electricity production in the United States, after coal comprised over 50% of the electricity supply since the 1980s. These changes have been driven by federal and state environmental policies, as well as the relative cost of the fuel sources and the advancement in technologies. These factors also have greatly contributed to the growth in renewable technologies over the last several years.

The transition in the United States to renewable energy and lower-carbon emitting generation has been accelerating in recent years. Hydroelectric generation has been a mainstay of the industry from its early days, and certain parts of the country have a significant resource base thereto. In the last decade there has been a significant reduction in coal use, mainly due to entrance of efficient dual-fueled power stations, but coal still constitutes more than 20% of the total electricity generation in the United States. In recent years there has been a major growth of wind and solar power plants. A key factor driving the increase in renewable technologies are state policies supporting the decarbonization of the economy which includes energy, transportation, and heating. Some thirty states have enacted mandatory generation targets using renewable energy to support state demand, and others have policy targets aimed at reducing CO2 emissions over time. Plans implemented by states for renewable energy development require local utility companies to acquire a certain rate of electricity from renewable sources through plans commonly referred to as RECs, which are tradable on a number of exchanges throughout the country.

Federal regulations require the reporting of greenhouse gas emissions under the federal Clean Air Act (“CAA”). Federal regulations also impose limits on CO2 emissions from new (commenced construction after January 8, 2014) or reconstructed (commenced reconstruction after June 8, 2014) combined-cycle power plants. States may also impose additional regulations or limitations on such emissions. For example, CPV’s conventional natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the Regional Greenhouse Gas Initiative (“RGGI”), which requires CPV’s conventional natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. Pennsylvania is also expected to apply the RGGI regulation in 2022, although the official date of implementation is not known as of the date of this report. Under RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2021, the minimum price that CO2 allowances could be sold for was $2.38 per allowance.

In addition, federal and state tax policies have incentivized investment in certain renewable technologies through Production Tax Credits (PTC), which provide a tax benefit for every KW/h generated during a ten-year period and through Investment Tax Credits (ITC), which provide tax benefits based upon the amount of investment made in a project.

For discussions on the PJM market, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—United States—The PJM market.”

OPC’s Description of Operations

OPC operates power generation plants in Israel and, with the acquisition of CPV in January 2021, in the United States. In particular, OPC has two main areas of activity: (i) generation and supply of electricity and energy in Israel; and (ii) generation and supply of energy in the United States. In 2021, OPC acquired Gnrgy, a company specializing in e-mobility charging stations in Israel. See below a description of OPC’s operations by geography. For an overview of certain key historical financial and operational information for OPC see “Item 5. Operating and Financial Review and Prospects—Business Overview—OPC.”

Israel

OPC’s operations in Israel include power generation plants that operate on natural gas and diesel. As of December 31, 2021, OPC’s installed capacity was up to 610 MW. OPC’s operations in Israel consist of two power plants in operation: OPC-Rotem and OPC-Hadera, and one plant under construction, Tzomet.

OPC-Rotem

OPC’s first power plant, OPC-Rotem, a combined cycle power plant with an installed capacity of 466 MW (based on OPC-Rotem’s generation license), commenced commercial operations in Mishor Rotem, Israel in July 2013. The power plant utilizes natural gas, with diesel oil and crude oil as backups. OPC has an 80% equity interest in OPC-Rotem.

OPC-Hadera

OPC’s second power plant, OPC-Hadera operates a cogeneration power station in Israel with capacity of approximately 144 MW, which reached its COD on July 1, 2020 and owns the Energy Center, which consists of boilers and a steam turbine. The Energy Center currently serves as backup for the OPC-Hadera power plant’s supply of steam. In December 2020, between January and May 2021, and in November and December 2021, some components of the OPC-Hadera gas turbines were replaced and refurbished, as part of scheduled work, and additional maintenance works were completed on the steam turbine. Following the replacement and renovation, the gas turbines function as expected from such turbines. In addition, in May 2022, additional maintenance work is scheduled to be performed on the steam turbine, for a period estimated at 60 days.

Tzomet

OPC owns 100% of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. The Tzomet plant will be a “peaking” facility and all capacity will be sold to the IEC. In April 2019, the EA granted Tzomet a conditional license for a 66-month term (which can be extended, subject to conditions) for the construction of a 396 MW conventional open-cycle power plant. Tzomet’s conditional license remains subject to conditions set forth under the conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. If Tzomet is unable to meet such conditions this could result in a delay or inability to complete the project. In February 2020, the EA notified OPC that financial closing for the Tzomet project had been met. During 2020, the construction of the Tzomet power plant commenced. OPC expects that the Tzomet plant will reach its COD in January 2023 and that the total cost of completing the Tzomet plant will be approximately NIS 1.5 billion (approximately $0.5 billion) (excluding NIS 200 million, i.e. the tax assessment received with respect to the land). As of December 31, 2021, OPC had invested approximately NIS 1,019 million (approximately $328 million) in the project.

OPC has participated in the past and will consider participating in future tenders, including the IEC tenders. However, there is no certainty that OPC will participate in such tenders or that it will be successful.

See “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC faces risks in connection with the expansion of its business” and “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC faces competition in Israel from other IPPs.”

Construction of energy generation facilities on the premises of consumers

OPC has engaged several consumers (including consumers that were successful in the EA’s tender) in agreements through the installation and operation of generation facilities (natural gas) on the premises of consumers for capacity of approximately 90 MW, as well as arrangements for the sale and supply of energy to consumers. Upon completion, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The planned COD dates are in accordance with the conditions provided in the agreements, and not later than 48 months from the execution date of the relevant agreement. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million (approximately $1 million) for every installed MW. OPC has also entered into construction agreements and agreements for supply of motors for the generation facilities with a total capacity of approximately 41 MW. As of December 31, 2021, OPC’s investment in such generation facilities amounted to approximately NIS 52 million (approximately $17 million).

Sorek

In May 2020, OPC, through a wholly-owned subsidiary, won a build-operate-transfer (BOT) tender with the State of Israel for the construction, operation and maintenance of a seawater desalination plant, in an agreement which states that OPC will construct, operate and maintain a natural gas-fired cogeneration power plant with a capacity of up to 87MW at the premises of the desalination plant, and sell electricity to the desalination plant for a period of 25 years, following which ownership of the power plant will be transferred to the State of Israel. OPC has committed to construct the plant within 24 months from the approval date of the national infrastructure plan (which was approved in November 2021). OPC is currently in the process of entering into an equipment supply agreement, a construction agreement and a maintenance agreement, which will be subject to approval by the Seawater Desalination Authority. OPC estimates that the construction period for the plant will end in the fourth quarter of 2023. Excess capacity beyond that used by the desalination plant is expected to be sold to the System Operator.

Gnrgy

In 2021, OPC expanded its business into management of energy for electric vehicles by acquiring a 51% interest in Gnrgy, a company engaged in electric vehicles charging (e-mobility) and the installation of charging stations for electric vehicles in Israel. In July 2021, the EA granted Virtual Supply License to Gnrgy.

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2021:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,726	98.88%
OPC-Hadera	144	769	84%
OPC Total	610	4,495

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2020:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,321	92%
OPC-Hadera	144	431	79%
OPC Total	610	3,752

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

In February 2022, OPC has reached an non-binding understanding on a potential transaction with Veridis, pursuant to which, OPC would establish a new subsidiary to hold all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel. Veridis would receive 20% of the shares of the new subsidiary in exchange for contributing its 20% interest in OPC-Rotem and cash in an amount equal to NIS 425 million (approximately $132 million) to the new subsidiary. Following completion of the potential transaction, OPC would hold 80%, and Veridis would hold the remaining 20%, of the new subsidiary, and the new subsidiary would hold 100% of OPC-Rotem and OPC’s other business activities in the energy and electricity generation and supply sectors in Israel. The potential transaction is subject, inter alia, to entering into a binding agreement between the parties and other arrangements and conditions, which remain uncertain.

Gas Supply Agreements

The power plants owned by OPC in Israel as of March 27, 2022 use natural gas as their primary fuel, with diesel fuel and fuel oil as backup.

OPC-Rotem purchases natural gas from the Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC-Rotem and the Tamar Group. According to the agreement with the Tamar Group, OPC-Rotem has the option to decrease the daily contractual gas amount to a specific amount set forth in the agreement between 2020 and 2022, such that the minimum consumption from the Tamar Group constitutes 50% of the average gas consumption in the three years preceding the notice of the option exercise. This agreement was amended in 2019, reducing the minimum consumption to 40%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Rotem until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (described below) with the purpose of decreasing the overall gas price of OPC. The amendment is also expected to increase OPC-Rotem’s cumulative annual take-or-pay obligations. Commencing in March 2020, OPC-Rotem was required to purchase minimum amounts of gas pursuant to the agreement (“take-or-pay” obligation).

In December 2017, OPC-Rotem signed an agreement for the purchase of natural gas with Energean Israel Ltd., or Energean. Pursuant to this agreement, OPC-Rotem has agreed to purchase from Energean 5.3 billion m3 of natural gas over a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, the agreement between OPC-Rotem and Energean was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (and shorter if the total contractual quantity is supplied earlier). In 2020-2021, Energean notified OPC-Rotem of the delay in the supply of gas from the Karish reservoir, contending that COVID-19 related force majeure events have delayed the commercial operation of the Karish reservoir. According to their report, Energean believes that the “first gas” from the Karish reservoir is now expected in the third quarter of 2022. The commercial operation date of the Karish reservoir may be delayed beyond the expected date of the third quarter of 2022, and there is no certainty that OPC-Rotem may be able to recover damage from Energean to cover damages (direct or indirect) incurred as a result of the delay. During 2021, OPC-Rotem was paid NIS 9 million (approximately $3 million) in respect of the delay in the supply of gas from the Karish reservoir.

Electricity Sales

OPC-Rotem has a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA (which will be assigned by IEC to the System Operator). The term of the IEC PPA is for 20 years after the power station’s COD (which was in 2013). According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both, subject to certain restrictions set in the agreement): (i) provide the entire net available capacity of its power station to IEC or (ii) carve out energy and capacity for direct sales to private consumers. OPC-Rotem has allocated the entire capacity of the plant to private consumers since COD. As of December 31, 2021, OPC-Rotem supplies energy to approximately 40 private customers according to PPAs. OPC manages sales of electricity from the OPC-Rotem power plant in a manner that is intended to permit flexibility in the sale of electricity to its customers (for example by means of suspending from time to time the sale of the electricity). Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice. In addition, some of OPC-Rotem’s customers have entered into agreements with OPC for construction and operation of energy generation facilities, whereby supply of the electricity will be made by the energy generation facility and OPC-Rotem, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Israel—Construction of energy generation facilities on the premises of consumers.”

Maintenance

Mitsubishi provides the long-term servicing of the power station, for a term of 100,000 hours of operation, or until the date on which 8 planned gas turbine treatments are completed (OPC estimates that this is a period of 12 years). OPC’s long-term service agreement with Mitsubishi includes timetables for performance of the maintenance work, including “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is scheduled to be completed approximately every 18 months. The latest regular maintenance work that was scheduled to take place in October 2021 has now been rescheduled to take place in April 2022, during which the plant’s operations are expected to be suspended for approximately 20 days.

Shareholder Agreement

OPC has entered into a shareholders’ agreement which grants minority rights to OPC-Rotem’s minority shareholder. For further information on OPC’s shareholders’ agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Shareholders’ Agreements.”

OPC-Hadera

OPC owns 100% of OPC-Hadera, which operates a cogeneration power plant in Israel with capacity of approximately 144 MW and owns the Energy Center, which consists of boilers and a steam turbine. The Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of steam and its turbine is not currently operating and is not expected to operate with generation of more than 16MW. The cogeneration power plant reached its COD on July 1, 2020. In June 2020, the EA granted a permanent license to the OPC-Hadera power plant for generation of electricity using cogeneration technology having installed capacity of 144 MW and a supply license. The generation license is for a period of 20 years, as is the supply license so long as a valid generation license is held (the generation license may be extended by an additional 10 years). Certain components of the gas and steam turbines were subject to replacement, repair or improvement work during December 2020 and early 2021, and in November and December 2021, maintenance work was performed in the steam turbines. Accordingly, in 2021, there were 74 maintenance days during which the power plant operated at partial capacity. Additional maintenance work is expected in May-June 2022 in OPC-Hadera.

OPC-Hadera leases from Infinya the land on which the power generation plant is located for a period of 24 years and 11 months from December 2018.

EPC Contract

In January 2016, OPC-Hadera entered into an EPC contract with an EPC contractor, IDOM, for the design, engineering, procurement and construction of the cogeneration power plant (as well as amendments to the agreement that were subsequently signed). The total consideration, following amendments made to the agreement in 2018, is estimated at NIS 639 million (approximately $185 million), payable upon achievement of certain milestones. The agreement contains a mechanism for the compensation of OPC-Hadera in the event that IDOM fails to meet its contractual obligations under the agreement.

On July 1, 2020, the commercial operation date of the Hadera power plant commenced after a delay in the completion of construction as a result of, among other things, components replaced or repaired. As of the date of this report, the reimbursements from the insurance policies and/or compensation from the construction contractor have not been received (except for amounts unilaterally offset by OPC against payments to the construction contractor in respect of the delay in operation, and non-compliance with the power plant’s performance). There is no certainty that OPC will be reimbursed and/or compensated for the full amount of its direct and indirect damages, and OPC-Hadera has filed an arbitration proceeding against the contractor.

Sales of Electricity and Steam

OPC-Hadera’s power plant supplies the electricity and steam needs of Infinya’s facility and provides electricity to private customers in Israel. It also sells electricity to the IEC. The power plant operates using natural gas as its energy source, and diesel oil and crude oil as backups. As a cogeneration plant which supplies electricity and steam in a single production process, based on the construction contractor’s estimates, OPC-Hadera’s power plant is expected to have a relatively high level of energy utilization.

OPC-Hadera has entered into a PPA with Infinya for supply of all of Infinya r’s electricity and steam needs for a period of 25 years. The agreement provides a minimum quantity of steam to be purchased by Infinya (“take-or-pay”), which will be subject to adjustment. The Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of the steam.

In addition to this agreement, OPC-Hadera has entered into PPAs with up to 20 other private customers. In addition, some of OPC-Hadera’s customers have entered into agreements with OPC for construction and operation of energy generation facilities, whereby supply of the electricity will be made by the energy generation facility and OPC-Hadera, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Israel—Construction of energy generation facilities on the premises of consumers.”

Gas Supply Agreements

In 2012, Infinya entered into an agreement with the Tamar Group for the supply of natural gas, which has been assigned to OPC-Hadera. This gas supply agreement expires upon the earlier of April 2028 or the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas shall be supplied on a firm basis, and includes a take-or-pay obligation, by OPC-Hadera. In addition, according to the agreement, OPC-Hadera has the option to effectively reduce the purchased gas quantities by approximately 50%, subject to certain conditions.

In September 2016, OPC-Hadera entered into another gas supply agreement with the Tamar Group. The gas supply agreement will expire at the earlier of fifteen years from January 2019 on the date on which OPC-Hadera consumes the entire contractual capacity. Both parties have the option to extend the agreement, under certain conditions. OPC-Hadera also has the right to terminate this agreement, which it may elect to do in connection with the Energean agreement described below. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas will be supplied on an interruptible basis, and the Tamar Group shall not be responsible for failures in the requested gas supply levels. The Tamar Group may decide to switch the supply to a firm basis. In the event of such a decision and from the date of the change in supply mechanism, OPC-Hadera will be subject to a take-or-pay obligation. OPC-Hadera also has the option to sell gas surplus to other customers, including related parties, subject to limitations. In 2019, this agreement was amended reducing the minimum consumption to 30%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Hadera until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (as described below) with the purpose of decreasing the overall gas price of OPC.

In December 2017, OPC-Hadera signed an agreement for the purchase of natural gas with Energean. Pursuant to this agreement, OPC-Hadera has agreed to purchase from Energean 3.7 billion m3 of natural gas for a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, this agreement was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (unless the total contractual quantity is supplied earlier). In 2020-2021, Energean notified OPC-Hadera of the delay in the supply of gas from the Karish reservoir, contending that COVID-19 related force majeure events have delayed the commercial operation of the Karish reservoir. According to their report, Energean believes that the “first gas” from the Karish reservoir is now expected in the third quarter of 2022. The commercial operation date of the Karish reservoir may be delayed beyond the expected date of the third quarter of 2022, and there is no certainty that OPC-Hadera may be able to recover damage from Energean to cover damages (direct or indirect) incurred as a result of the delay. During 2021, OPC-Hadera was paid NIS 7 million (approximately $2 million) in respect of the delay in the supply of gas from the Karish reservoir.  For further information on OPC-Hadera’s gas supply agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—OPC’s Raw Materials and Suppliers.”

OPC-Hadera had entered into an agreement with an unrelated third party for the sale of surplus quantities of gas to be supplied to it under the agreement between Energean and OPC-Hadera. As from January 2022, the agreement was cancelled.

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

Tzomet

OPC owns 100% of the shares of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. Tzomet was acquired for consideration of approximately $31 million.

In February 2020, financial closing for the Tzomet project was met and in 2020, the construction of the Tzomet power plant commenced. OPC expects that the Tzomet plant will reach its COD by January 2023 and that the total cost of completing the Tzomet plant will be approximately NIS 1.5 billion (approximately $0.5 billion) (excluding NIS 200 million, i.e. half of the tax assessment received with respect to the land). As of December 31, 2021, OPC had invested approximately NIS 1,019 million (approximately $328 million) in the project.

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

In January 2020, Tzomet entered into a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA. The term of the Tzomet PPA is for 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (i) Tzomet will sell energy and available capacity to IEC and IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services, (ii) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in relevant regulation, (iii) the plant will be operated pursuant to the System Operator’s directives and the System Operator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (iv) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and relevant regulation, and pay penalties for any non-compliance. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Operator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Under the establishment of the System Operator as part of the IEC Reform, in October 2020, Tzomet received notice that its PPA with the IEC has been re-assigned to Noga.

Gas Supply Agreement

In December 2019, Tzomet entered into an agreement with INGL for the transmission of natural gas to the Tzomet power plant. The agreement is subject to cancellation under certain conditions. OPC provided a corporate guarantee in connection with Tzomet’s obligations under the agreement. In January 2021, INGL revised and increased the total connection fee to NIS 32 million (approximately $10 million). According to the agreement, the expected commencement of the transmission is 25-29 months from December 2019.

Maintenance Agreement

In December 2019, Tzomet entered into a long-term maintenance agreement with PW Power Systems LLC (“PW”). Pursuant to the agreement, PW will provide maintenance treatments to the Tzomet plant generators, turbines, and additional equipment for a period of 20-years commencing on the date of commercial operation of the Tzomet plant.

EPC Contract

Tzomet has entered into an EPC agreement with PW for construction of the Tzomet project. Pursuant to this agreement, PW committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation and undertook to complete the construction work of the Tzomet project. The aggregate consideration payable over the term of the agreement is approximately $300 million, and is payable based on the achievement of milestones. The agreement contains a mechanism for the compensation of Tzomet in the event that PW fails to meet its contractual obligations under the agreement. In March 2020, Tzomet issued a notice to commence to the contractor under the agreement and the agreement was further amended to extend the period for completion of construction by three months. Based on the expected date for the Tzomet power plant to connect to the electrical grid according to a survey and due to the continuation of COVID-19 restrictions and the supply chain delays, OPC expects the power plant to be completed in the first quarter of 2023.

Construction of energy generation facilities on the premises of consumer

OPC has entered into agreements with several consumers (including consumers that were successful in the EA’s tender) for the installation and operation of generation facilities (natural gas) on the premises of consumers for capacity of approximately 102MW, as well as arrangements for the sale and supply of energy to consumers. Upon completion, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The planned COD dates are in accordance with the conditions provided in the agreements, and no later than 48 months from the date of the agreement. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million (approximately $1 million) for every installed MW.

The arrangements with customers that have been entered into and those expected to be entered into provide for reduced tariffs for customers reflecting lower use of the infrastructure, and capacity payments to OPC. OPC has also signed construction agreements and agreements covering the supply of motors for the generation facilities, with a total capacity of approximately 58 MW. Some PPAs with OPC-Rotem and OPC-Hadera have been extended in connection with such arrangements. OPC intends to take action to sign construction and operation agreements with additional consumers (including customers of the group). The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million (approximately $1 million) for each installed MW. AOPC has entered into a framework agreement to order motors for the generation facilities.

Acquisition of Gnrgy Ltd.

      In April 2021, OPC acquired a 51% interest in Gnrgy for NIS 67 million (approximately $22 million). Gnrgy was established in Israel in 2008 and operates in the field of charging electric vehicles (e-mobility) and the installation of charging stations for electric vehicles. The acquisition is part of OPC’s strategy to expand into new areas of energy production and the provision of advanced energy solutions to its customers including energy supply and the management of energy for electric vehicles. The majority of the purchase price was earmarked for funding of Gnrgy’s business plan including repayment of existing related party debts. Gnrgy’s founder retained the remaining interests in Gnrgy and enter into a shareholders’ agreement with OPC, which would among other things give OPC an option to acquire a 100% interest in Gnrgy.

United States

OPC’s operations in the United States consist of the operations of CPV, which was acquired in January 2021 by an entity in which OPC indirectly holds a 70% interest (not including profit participation units for employees of CPV).

CPV is engaged in the development, construction and management of renewable energy and conventional natural gas-fired power plants in the United States. CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 15 GW, of which approximately 5 GW consists of wind energy and another approximately 10 GW consists of conventional, natural gas-fired power plants. CPV holds rights in active power plants it developed and constructed over the past years (both conventional, natural gas-fired and renewable energy), as well as in a project backlog of renewable energy in advanced development stages and other projects using various technologies: in conventional natural gas-fired power plants (of the open-cycle type from an advanced generation), CPV’s proportionate ownership interest is approximately 1,290 MW out of 4,045 MW (5 power plants), and 152 MW in wind energy. In addition, the share of CPV and its production capacity in projects that are currently under construction is as follows: (i) in a conventional natural gas-fired power plant, the share of CPV is 126 MW out of a total capacity of 1,258 MW under construction and (ii) 126 MW in a solar energy project.

In addition, CPV holds a 10% ownership interest in the Three Rivers project, which consists of the construction of a natural gas, combined cycle power plant with expected capacity of 1,258 MW (CPV Group’s proportionate interest is approximately 126 MW), expected to participate in tenders for capacity in the PJM market. Its expected COD is Q2 2023 and the expected cost of construction is approximately $1.3 billion for 100% of the project (not just CPV’s ownership interest). CPV also has a number of renewable energy projects in advanced stages of development (including 126 MW solar energy project), and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,990 MW. CPV provides asset management services and energy management services to power plants using different technologies for projects it developed and for third parties. CPV provides asset management services for power plants with a total capacity of 7,366 MW (including 100 MW attributed to Maple Hill project which is currently under construction) and energy management services for power plants with a total capacity of 4,235 MW.

The table below sets forth an overview of CPV’s power plants that were in commercial operation as of December 31, 2021.

Project	Location	Installed Capacity (MW)	CPV ownership interest	Year of commercial operation	Type of project/ technology / client	Regulated market(1)	Commercial Structure
CPV Fairview	Pennsylvania	1,050	25%	2019	Conventional natural gas-fired, combined cycle	PJM MAAC
Capacity payments from PJM, regardless of the actual quantity generated, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2023. The capacity price determined for the 2021/22 capacity year is $140 per MW/day in the zone in which the project is located. The capacity price determined for the 2022/23 capacity year is $95.79 per MW/day in the zone in which the project is located.

The sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with bids of the electricity producers.

Gas for the project is acquired on the market on the basis of market prices in (at) the purchase points.

From time to time the project may enter into hedging agreements on the energy and gas prices for part or all of the capacity through a variety of instruments and products to reduce the uncertainty of the margin between the PJM electricity price received and the gas price paid.

CPV Towantic	Connecticut	805	26%	2018	Conventional natural gas-fired (with dual fuel capability) combined cycle	ISO-NE CT
Capacity payments from ISO-NE, without reference to the actual quantity generated, are based on the price determined in the tender. The project participated in a capacity tender for the first time in June 2018- May 2019 based on a price of $9.55 per KW/month and it exercised the possibility to determine (fix) the tariff for seven years in respect of 725 MW linked to the Utilities Inputs Index.

For 2023-24, there is a possibility to sell an additional 45 MW. The capacity price is known up to May 2025. The capacity price determined for the 2025/26 capacity year is $2.59 per kW/month in the zone in which the project is located. For capacity years of 2026/20227 and beyond, capacity prices will be based on an annual tender for the activity year three years in advance.

The sale of electricity on the organized ISO-NE market, which is supervised and administered by ISO-NE to ensure the supply of electricity in accordance with the bids of the electricity producers.

Gas for the project is purchased on the market on the basis of market prices in (at) the purchase point.

From time to time, the project may enter into hedging agreements on energy and gas prices for part or all of the capacity through a variety of instruments and products to reduce the uncertainty of the margin between the ISO-NE electricity price received and the gas price paid.

Project	Location	Installed Capacity (MW)	CPV ownership interest	Year of commercial operation	Type of project/ technology / client	Regulated market(1)	Commercial Structure
CPV Maryland	Maryland	745	25%	2017	Conventional, natural gas-fired, combined cycle	PJM SW MAAC
Capacity payments from PJM, regardless of the actual quantity generated, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2023. The capacity price determined for the 2021/22 capacity year is $140 per MW/day in the zone in which the project is located. The capacity price determined for the 2022/23 capacity year is $95.79 per MW/day in the zone in which the project is located.

The Sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.

Gas for the project is acquired in the market on the basis of market prices at the purchase point.

From time to time, the project may enter into hedging agreements on energy and gas prices through a variety of instruments and products to reduce the uncertainty of the margin between the PJM electricity price received and the gas price paid.

CPV Shore	New Jersey	725	37.53%	2016	Conventional, natural gas-fired, combined cycle	PJM EMAAC
Capacity payments from PJM, regardless of the actual quantity generated, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2023. The capacity price determined for the 2021/22 capacity year is $166 per MW/day in the zone in which the project is located. The capacity price determined for the 2022/23 capacity year is $97.86 per MW/day in the zone in which the project is located.

The sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.

Gas for the project is made based on the market prices at the purchase point.

From time to time, the project may enter into hedging agreements on energy and gas prices through a variety of instruments and products to reduce the uncertainty of the margin between the PJM electricity price received and the gas price paid.

CPV Valley	New York	720	50%	2018	Conventional, natural gas-fired, combined cycle	NYISO Zone G
Capacity payments to NYISO, based on the price set in the seasonal, monthly, and spot capacity tenders, with variable monthly capacity prices;

The sale of electricity on the NYISO market is organized, supervised and administered by NYISO to ensure supply of the electricity in accordance with the bids of the electricity producers.

The gas for the project is acquired on the market on the basis of market prices in (at) the purchase points.

From time to time, the project may enter into hedging agreements on energy and gas prices through a variety of instruments and products to reduce the uncertainty of the margin between the NY-ISO electricity price received and the gas price paid.

CPV Keenan II	Oklahoma	152	100%[2]	2010	Wind	SPP (Long-term PPA)	The project entered into a PPA with a utility company for the electricity generated up to 2030.

(1)
Sale of electricity in the organized PJM market is supervised and administered by PJM to ensure supply of the electricity in accordance with price offers of the electricity generators. Sale of electricity in the organized NYISO market is supervised and administered by NYISO to manage the supply of the electricity in accordance with price offers of the electricity generators.

(2)	On April 7, 2021, CPV signed and completed the acquisition of 30% of the rights in Keenan II from its tax equity partner.

The table below sets forth an overview of the generation capacity of CPV’s plants in commercial operation for 2020 and 2021.

	2021			2020
	Net Electricity generation (GWh)[1]	Actual Generation[2] (%)	Actual Availability Percentage (%)	Net Electricity generation (GWh)1	Actual Generation (%)2	Actual Availability Percentage (%)
Fairview[3]	7,899	88.5%	91.6%	7,397	78.4%	86.5%
Towantic	5,556	77.3%	91.2%	5,322	72.6%	92.4%
Maryland	3,796	58.6%	84.8%	3,790	58.2%	93.6%
Shore	3,654	57.6%	93.6%	4,444	68.8%	92.8%
Valley	4,334	71.8%	78.3%	4,705	75.8%	92.2%
Keenan II	530	39.8%	93.7%	587	44.0%	94.6%

(1)
The net generation is the gross generation during the year less the electricity consumed for the self-use of the power plants. The actual generation percentage is the electricity produced by the power plants relative to the maximum generation capacity during the year and is affected by ordinary course maintenance activities at the power plants which are scheduled at fixed intervals. Such maintenance activities typically last for approximately 30 – 40 days and reduce the power plants’ generation and availability until such maintenance has been completed.

(2)
The actual generation percentage is the electricity produced by the power plants relative to the maximum amount of generation capacity during the year and is affected by ordinary course maintenance activities at the power plants which are scheduled at fixed intervals. Such maintenance activities typically last for approximately 30–40 days and reduce the power plants’ generation and availability until such maintenance has been completed.

(3)
Fairview’s favorable generation and availability compared to 2020 was attributed to near perfect availability in the second half of 2021 and, after a risk review, deferral of the budgeted fall seasonal readiness outage. Maryland’s unfavorable availability compared to 2020 was due primarily to unplanned outages. Shore’s unfavorable generation compared to 2020 was due primarily to increased cycling driven by market conditions. Valley’s unfavorable generation compared to 2020 was primarily driven by emergent electric generator repairs identified during the spring 2021 scheduled outage, emergent remedial bearing repairs on the steam turbine bearing in the fall of 2021. Keenan experienced curtailments by the PPA offtaker in 2021, in combination with blade icing events during winter storm Uri, which reduced both generation and availability.

Project under Construction

The table below sets forth an overview of CPV’s projects under construction.

Project	Location	Planned Capacity (MW)	CPV Ownership Interest	Year of construction start	Projected date of commercial operation	Type of project/ technology	Manner of sale of capacity/ electricity	Expected construction cost for 100% of the project ($ millions)
CPV Three Rivers	Illinois	1,258	10%[1]	2020	Q2 2023	Natural gas, combined cycle
Expected to participate in tenders for capacity in the PJM market for the 2023/2024 year.

The sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.

Gas for the project will also be purchased on the market on the basis of market prices in (at) the purchase points according to certain power and gas indices.
								Approximately $1,293

CPV Maple Hill Solar, LLC	Pennsylvania	126 MWdc (Approximately 100 MWac)	100%[3]	Q2 2021	Second half of 2022[2]	Solar
Capacity payments from PJM, regardless of the actual quantity generated, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2023. The capacity price determined for the 2022/23 capacity year is $95.79 per MW/day in the zone in which the project is located.

Sale of 100% of the SRECs of the project for a period of 5 years.

Sale of approximately 48% of the electricity generated by the facility pursuant to a virtual PPA.

The remainder by sale on the PJM market which is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.
								Approximately $200

(1)	Reflects completion of the sale of 7.5% of CPV’s interest in the Three Rivers Project on February 3, 2021.

(2)
The expected date of operation for Maple Hill may be delayed due to delays with PJM’s interconnection process. Delays may affect Maple Hill’s ability to meet certain schedule obligations with counterparties and may result in liquidated damages payments.

(3)
As of the publication date of the report, CPV signed a term sheet with a “tax equity partner” for an investment of approximately $45 million in the project; the agreement is subject to completion of negotiations and the signing of binding agreements and ongoing considerations with respect regulatory and legislative developments (including but not limited to the BBB Act). Upon consummation of an agreement with a “tax partner” CPV will have 100% of Class B rights. Class A rights are held by Tax Equity investors, who have excess tax benefits and dividend rights until a certain return (Tax Flip) is achieved.

Projects under Development

In addition to the projects summarized above, CPV has a number of conventional natural gas-fired and renewable energy projects (using solar and wind technologies) in various stages of development, with an aggregate scope of approximately 6,990 MW. The development stages for each project include, among other things, the following processes: securing of the rights in the project’s lands; licensing processes; completion of receipt of approvals, regulatory planning processes and public hearing; environmental surveys; engineering tests; testing, insuring and securing the processes of connection to the relevant transmission networks (grids); signing of agreements with relevant investors or lenders with relevant investors or lenders and relevant suppliers (construction contractor, equipment and turbines contractors) and entering into a hedge agreement and power purchase agreements (PPAs), and RECs (based on the type of project).

The table below sets forth an overview of the scope of the projects under development, the development stage and the technology (in MW):

Summary of Development Projects (as of the date of this report)
(in megawatts)[1]
Technology	Advanced Stage	Initial Stage	Total
Solar[2]	1,300	1,600	2,900
Wind	100	150	250
Total Renewable Energy	1,400	1,750	3,150
Natural Gas	2,000	2,000	4,000
Storage	—	100-500	100-500

(1)
In general, CPV considers projects that are estimated to be up to two or three years for before the start of construction as projects in the advanced development stage (there is no certainty that the projects under development, including the projects in the advanced development stage, will be carried out). It is noted that the abovementioned depends on the scope of the project and the technology, and could change based on specific characteristics of a given project, as well as due to external factors that are relevant to a project. For example, projects that are intended to operate in the PJM market may be affected by pending interconnection process changes. It is clarified that in the initial development stages (in particular) the scope of the projects and their characteristics are subject to change, if and to the extent that they reach advanced stages.

(2)
The capacities for solar technology in this report are denominated in MWdc. The capacities of solar technology projects in the advanced stages of development and in the initial stages of development are approximately 1,197 MWac and 1,050 MWac, respectively.

In October 2021, CPV entered into agreements to acquire the full rights in two solar projects under development in the PJM market in the United States, one in Kentucky (approximately 98 MW) and one in Illinois (approximately 360 MW) for approximately $9 million plus contingent consideration, which together with the amount paid on completion date, may reach approximately $46 million. The contingent consideration is payable in installments, subject to meeting the projects’ development milestones. The projects are included in the above table.

There is no certainty that these projects under development will be completed as anticipated or at all, due to various factors, including factors not under CPV’s control, and their development is subject to, among other things, completion of the development processes, signing agreements, assurance of financing and receipt of various approvals and permits. Given the nature of CPV’s development projects, there is less certainty of completion of any particular development project as compared to OPC’s historic development projects. Rogue’s Wind project, which is in the advanced development stage, is included in the table above.

The table below sets forth additional details regarding the CPV project of which the construction has not commenced.

Project	Location	Capacity (MW)	OPC Ownership Interest	Projected Year of construction start	Projected date of commercial operation	Type of project/ technology	Activity area and electricity region	Manner of sale of capacity/ electricity	Expected construction cost ($ millions)
Rogue’s Wind	Pennsylvania	Approx. 114 MW	100%[1]	Second half of 2022	Second half of 2023[2]	Wind	PJM MAAC	In April 2021, signed PPA agreement for sale of electricity, capacity and renewable energy certificates for 10 years with a clean energy company	Approximately $257 million

1.
Upon consummation of an agreement with a “tax partner” CPV will have 100% of Class B rights. Class A rights are held by Tax Equity investors, who have excess tax benefits and dividend rights until a certain return (Tax Flip) is achieved.

2.
The expected date of operation for Rogue’s Wind may be delayed due to delays with PJM’s interconnection process. Delays may affect Rogue Wind’s ability to meet certain schedule obligations with counterparties and may result in liquidated damages payments.

Management of Projects

CPV provides general asset management services to power plants in the US using renewable energy and conventional natural gas-fired energy, at a total volume, as of the date of the report, of 7,366 MW (5,455 MW for projects in which it has rights, and 1,811 MW for projects for third parties), by way of entering into asset management agreements. In addition to providing general asset management services, CPV also provides specific energy management services, for a total volume, as of the date of the report, of 4,235 MW (3,325 MW for projects in which it has rights, and 810 MW for projects for third parties), by way of entering into energy management agreements. Both categories of management agreements are usually for short to medium terms.

As of the reporting date, the remaining average period: (i) of all asset management agreements (in projects in which CPV has rights and in projects of third parties) is 5.5 years, (ii) of management agreements in projects in which CPV has rights is 6.8 years (all subject to the provisions of the relevant agreements regarding the option of early termination of the agreements or options for renewal for additional periods, as the case may be), (iii) of all energy management agreements (in projects in which CPV has rights and in projects of third parties) is 3.5 years, and (iv) of all energy management agreements in projects in which CPV has rights is 4.1 years (and in each case, the asset management agreements and the energy management agreements are subject to the provisions of the relevant agreements regarding the options for early termination or renewal for additional periods). The asset management services and the energy management services are provided in exchange for a fixed annual payment, a performance-based payment and reimbursement of certain expenses, including expenses relating to construction management services (work hours of the construction workers, expenses and expenses incurred by third parties). The asset management services include, inter alia: project management and general compliance with regulations; supervision of the project’s operation; management of the project’s debt and credit; management of agreements undertaken, licenses and contractual obligations; management of budgets and financial matters; project insurance, etc., and the energy management services include more specific RTO/ISO-facing functions which include, inter alia: testing consulting re: RTO/ISO standards, communications with RTOs and ISOs, RTO/ISO project coordination; and the preparation of periodic required regulatory reports.

Customers for asset management revenues are primarily funds managed by private equity, and institutional and strategic investors that are in the business of investing, owning and divesting generation assets. Asset management and energy management services are primarily marketed through word-of-mouth marketing and inbound inquiries. CPV Projects that sell their capacity and energy into wholesale markets adhere to the regulations governing the sale of products into those markets administered by the RTO/ISOs. Long-term PPAs and hedging agreements are marketed directly by CPV’s in-house origination team which utilizes a variety of methods to connect with potential customers.

Description of CPV projects

CPV projects predominantly sell capacity and electricity in the PJM, NY-ISO and IO-NE wholesale markets. Keenan (consolidated company) is a party to a long term PPA with a utility company with respect to the entire revenue source of the project. Projects that are in development are expected to sell their energy, capacity and renewable energy credits in either the wholesale market or directly to customers through long-term purchase agreements.

Generally, each of the conventional natural gas-fired project companies in CPV entered into an agreement with all other owners of rights to the project (if any), for the establishment of a limited liability company. The agreement sets forth each partner’s rights and obligations with respect to the applicable project (each, hereinafter - an “LLC Agreement”). Each LLC Agreement contains standard provisions for agreements of this type restricting the transfer of rights, including terms and conditions for permissible transfers, minimum equity percentage transfer requirements and rights of first offer. CPV is often obliged to maintain at least a minimum ten percent equity ownership in a project company for up to five years after closing of construction financing. Each project company is governed by a board of directors selected by the partners. Certain material decisions typically require unanimous approval by all partners, including, inter alia, declaring insolvency, liquidation, sale of assets or merger, entering into or amending material agreements, taking on debt, initiating or settling litigation, engaging critical service providers, approving the annual budget or making expenditures exceeding the budget, and adopting hedging strategies and risk management policies.

All active conventional natural gas-fired projects trade and participate in the sale of capacity, electricity and ancillary services in their respective ISO or RTO. Typically, CPV’s project companies conduct daily projections and planning for the next operating day. After making preparations in terms of purchasing adequate natural gas to support the expected electricity generation activity, as needed, bids are submitted to the Day-Ahead market. In addition, adjustments are made throughout the day for the actual operating day (the Real-Time market), which include purchases and sales of natural gas and optimizing generation output based on the Real-Time market price. In order to account for dynamic changes, natural gas projects enter into hedging agreements that are designed to set a fixed margin and reduce the impact of fluctuations in gas and electricity prices.

CPV enters into interconnection agreements at the project level with transmission providers or electric utilities to establish substations, necessary electrical interconnection, system upgrades associated transmission services for the project’s commercial operations. In addition, CPV enters into natural gas interconnection agreements for its natural gas projects that provide for the design, construction, ownership, operation and management of natural gas pipelines to supply the project facility’s demand.

At the developmental stage, CPV’s project companies typically enter into third party agreements with various experts for the provision of certain specialized services. Examples of such agreements include, but are not limited to: (i) consulting agreements with environmental firms for land survey and investigation work, data collection, records analysis, conduct permit application work, permit reviews and other support services to engage with permitting agencies or participation in meetings with stakeholders and public officials, (ii) service agreements with engineering firms to support engineering reviews in the areas of civil, mechanical and electrical, and preparation of drawings to support permit and applications, and (iii) consulting agreements with market consultants to support analysis related to power supply and demand and natural gas supply and demand.

The project companies typically enter into various intercompany agreements with other entities within CPV for the provision of general and project-level services. These intercompany agreements include asset management agreements and energy management agreements.

Set forth below is a discussion of the key contracts for each of CPV’s project companies that are active or under construction.

CPV Fairview

CPV Fairview is party to the following agreements.

•
Gas Supply: a Base Contract for purchase and transmission of natural gas which provides for supply of natural gas at a quantity of up to 180,000 MMBtu per day at a price that is linked to market prices as provided in the agreement. Pursuant to the agreement, the gas supplier is responsible for transport of natural gas to the designated supply point and is permitted to transport ethane in lieu of natural gas up to a rate of 25% of the agreed supply quantity. The agreement is valid up to May 31, 2025.

•
Maintenance: a services agreement (CSA) with its original equipment manufacturer, for the supply of spare parts and maintenance services for the combustion turbines. The CSA agreement went into effect on December 27, 2016 (the “Effective Date”) and ends on the earlier of: (i) 25 years from the Effective Date; or (ii) when specific milestones are reached on the basis of usage and wear and tear. CPV Fairview pays a fixed and a variable amount commencing from the date of the commercial operation. CPV Fairview has paid the counterparty an average of approximately $9.5 million each year over the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The period of the agreement is three years from the completion date of construction of the facility. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination of the agreement in accordance with its provisions. CPV Fairview has paid the counterparty an average of approximately $5.5 million each year over the past two years.

•
Hedging: a hedge agreement on electricity margins of the Revenue Put Option (“RPO”). The RPO is intended to provide CPV a minimum margin for the term of the agreement. Calculation of the amount for the minimum margin is determined for each contractual year, with the actual netting dates taking place every three months in respect of the respective partial amount and an annual adjustment is made to calculate the total annual margin for the year. The RPO has an annual exercise price that covers an exercise period of a fiscal year. To calculate the gross margin pursuant to the agreement, specific parameters are taken into account, such as utilization, heat rate, the expected generation levels, forward prices for electricity and gas, gas transmission costs and other specific project costs. The RPO ends on May 31, 2025.

•
Management: Although one of the entities in CPV currently serves as asset manager to CPV Fairview pursuant to an intercompany asset management agreement, one of the other investors in the project is expected to replace CPV entity pursuant to the terms of the agreement that provided for such replacement after one year of commercial operation of the project.

CPV Towantic

CPV Towantic is party to the following agreements:

•	Gas Supply & Transmission:

•
an agreement for the guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 Tariff. The initial agreement term ended on March 31, 2022 and has been extended through March 31, 2023. The agreement renews automatically for periods of one year each time, unless one of the parties terminates the agreement.

•	an agreement for the supply of gas, pursuant to which up to 115,000 MMBtu per day will be supplied at a price linked to market prices. The supply period ends on March 31, 2023.

•
Maintenance: a services agreement (CSA) with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Towantic pays a fixed and a variable amount as of the date stipulated in the agreement. The agreement term is 20 years. Towantic has paid the counterparty an average of approximately $9.5 million each year over the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The consideration includes a fixed and variable amount, a performance-based bonus, and reimbursement for employment expenses, including payroll costs and taxes, subcontractor costs and other costs. In July 2021, the agreement was extended and the agreement term spans from 2022 to 2024. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement. CPV Towantic has paid the counterparty an average of approximately $5 million each year over the past two years.

CPV Maryland

CPV Maryland is party to the following agreements:

•	Gas Supply: an agreement for the supply of firm natural gas, pursuant to which up to 132,000 MMBtu per day will be supplied at a price linked to market prices. The agreement ends on October 31, 2022.

•
Gas Transmission: a natural gas transmission agreement for guaranteed capacity of up to 132,000 MMBtu/d. The agreement term is 20 years from May 31, 2016, with an option for Maryland to extend it by an additional 5 years.

•
Maintenance: a services agreement with its original equipment manufacturer. CPV Maryland may acquire additional services under the agreement, as needed. The payments under the agreement consist of minimum annual fixed payments, variable quarterly payments based on operating parameters of the defined equipment, and fixed quarterly management fees. Aside from the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (i) the date on which the equipment reaches a defined milestone; or (ii) 25 years from the signing date, on August 8, 2014. CPV Maryland has paid the counterparty an average of approximately $6 million each year over the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The consideration includes fixed annual management fees, a performance-based bonus, and reimbursement of employment expenses, payroll costs and taxes, subcontractor costs and other costs. In March 2021, the agreement was extended to continue until July 23, 2028 and may be renewed for one-year periods, unless one of the parties gives a termination notice in accordance with the notice obligations provided in the agreement. Maryland has paid the counterparty an average of approximately $4 million each year over the past two years.

•
Hedging: a hedge agreement on electricity margins of the RPO type. The RPO is intended to provide CPV a minimum margin for the duration of the agreement term. Calculation of the amount for the minimum margin is determined for each contractual year, with the actual netting dates taking place every three months with respect to the respective partial amount and an annual adjustment is made to calculate the total annual margin, which includes each year for the RPO an annual exercise price covering the exercise period of a fiscal year. To calculate the minimum gross margin, specific parameters are taken into account, such as utilization, heat rate, the expected generation levels, forward prices for electricity and gas, gas transport costs and other specific project costs. The RPO term ended on February 28, 2022.

CPV Shore

CPV Shore is party to the following agreements:

•
Gas Supply: an agreement for supply of natural gas. Pursuant to the agreement, the gas supplier supplies 120,000 MMBtu of gas per day at a price linked to the market price. The agreement term is until October 31, 2022 and is renewable for one-year periods thereafter.

•
Gas Transmission: two agreements with interstate pipeline companies for the use of 2 different pipeline systems, one of which was already operational and the second of which became operational in late 2021. Pursuant to the agreements, natural gas connection and transmission services are provided to CPV Shore by means of a pipeline the start of which is an existing interstate pipe and allows for gas to reach the facility’s connection point. CPV Shore paid a down payment to one of the pipeline companies for said services. The period of the gas transmission agreements are 15 years (until April 2030) for one interconnection, with an option to extend the agreement twice by ten years and 20 years (until September 2041) for the other interconnection, with an option to extend annually.

•
Maintenance: an amended services agreement with its original equipment manufacturer in December, 2017. Shore may acquire additional services under the agreement, as needed. The consideration consists of a fixed minimum annual payment, variable quarterly payments based on operating parameters of the defined equipment, and quarterly management fees. In addition to the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (i) the date on which the equipment reaches a defined milestone; or (ii) 20 years from the signing date. Shore has paid the counterparty an average of approximately $5 million each year over the past two years.

•
Operation: an agreement for operation of the facility. The consideration includes fixed annual management fees, a performance-based bonus and reimbursement of employment expenses, including, payroll and taxes, subcontractor costs and other costs as provided in the agreement. The agreement is valid until July 2023 and includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement. CPV Shore has paid the counterparty an average of approximately $4 million each year over the past two years.

•
Hedging: a Heat Rate Call Option agreement (HRCO). The agreement covers 100% of the facility’s output and is consistent with the customary terms and conditions for agreements of this type. The agreement term ended on April 30, 2021.

CPV Valley

CPV Valley is party to the following agreements:

•
Gas Supply: an agreement for the supply of natural gas of up to 127,200 MMBtu of natural gas per day at a price linked to the market price. Pursuant to the agreement, the supplier is responsible for transmission of natural gas to the designated supply point. In 2021, the agreement was extended until October 31, 2025.

•
Gas Transmission: an agreement with an interstate pipeline company for the licensing, construction, operating and maintenance of a pipeline and measurement and regulating facilities, from the interstate pipeline system for transmission of natural gas up to the facility. The supplier provides 127,200 MMBtu per day of firm natural gas delivery at an agreed price during a period ending March 31, 2033, with an option to extend for up to three periods of five additional years. Valley signed an additional agreement for provision of transmission services (firm) of 35,000 MMBtu per day, for a period of 15 years ending on March 31, 2033, which can deliver gas from a different location into the firm transportation agreement referenced above.

•
Maintenance: an agreement with its original equipment manufacturer, for maintenance services for the fire turbines. The consideration includes fixed and variable amounts from the initial activation date of the turbines. The agreement period is the earlier of: (i) 132,800 equivalent base load hours; or (ii) 29 years from June 9, 2015. CPV Valley has paid the counterparty an average of approximately $5 million each year over the past two years.

•
Operation: an operation and maintenance agreement with one of the partners in the project. The consideration includes fixed annual management fees, an operation bonus, and reimbursement of certain costs set out in the agreement. The period of the agreement is five years from the completion date of construction of the facility, and the agreement may be renewed for an additional three years. Valley has paid the counterparty an average of approximately $5 million each year over the past two years.

•
Hedging: a hedge agreement on electricity margins of the RPO type. The RPO is intended to provide CPV a minimum margin for the duration of the agreement term. Calculation of the amount for the minimum margin is determined for each contractual year, with the actual netting dates taking place every three months with respect to the respective partial amount and an annual adjustment is made to calculate the total annual margin, which includes each year for the RPO an annual exercise price covering the exercise period or a fiscal year. To calculate the minimum gross margin, specific parameters are taken into account, such as utilization, heat rate, the expected generation levels, forward prices for electricity and gas, gas transport costs and other specific project costs. The RPO is up to May 31, 2023.

CPV Keenan II

CPV Keenan II is party to the following agreements:

•	Equity Purchase Agreement: an agreement for the purchase of the 100% of the outstanding equity interests in Keenan. As a result of the acquisition in April 2021, CPV holds all of the rights to Keenan.

•
PPA: a wind power energy agreement (PPA) for sale of renewable energy. Pursuant to the terms and conditions of the agreement, the acquirer is to receive all of the electricity generated by the wind farm, credits, certificates, similar rights or other environmental allotments. The consideration includes a fixed payment. The period of the agreement is 20 years, ending in 2030. The acquirer is permitted, under certain circumstances, to extend the agreement for another five-year period, and to acquire an option to purchase the project at the end of the agreement period at its fair market value, as defined in the agreement and pursuant to the terms and conditions stipulated therein.

•
Operation: a master services agreement and an operations agreement with its original equipment manufacturer for the operation, maintenance and repair of the facility. The consideration includes fixed annual fees, performance-based bonus and reimbursement of expenses. CPV Keenan II has paid the counterparty an average of approximately $6 million each year over the past 2 years.

CPV Three Rivers

CPV Three Rivers is party to the following agreements:

•
Gas Supply: two agreements for the supply of natural gas. The agreements supply 139,500 MMBtu in natural gas per day to the facility, from the operation date of the facility for a period of five years, and a reduced quantity of 25,000 MMBtu per day from the fifth year of operation of the facility and up to the tenth year. The price of natural gas delivered under these agreements is linked to the day-ahead electricity prices in the PJM market. The agreements include an obligation to purchase such fixed volume of natural gas, with a right to resell surplus gas.

•	Gas Interconnection: two connection agreements for transmission of gas, where each of them is sufficient for the full demand of the facility.

•
One agreement is an interconnection agreement with an interstate pipeline company for transmission of natural gas. The agreement sets forth the responsibility of the parties in connection with the design, construction, ownership, operation and management of a pipeline as well as the connection and pressure equipment. Based on the agreement, CPV Three Rivers will bear the costs of all the facilities.

•
The second agreement is an additional interconnection agreement with an interstate pipeline company for transmission of natural gas. As part of the agreement, the counterparty is responsible for the design and construction to connect to the existing pipeline. The counterparty to the agreement will remain the owner of these facilities and will operate them, and CPV Three Rivers will bear the development and construction costs.

•
Gas Transmission: an agreement for transmission of gas with an interstate pipeline company and its Canadian affiliate, for firm transmission of natural gas from Alberta, Canada to the facility. The agreements include capacity of 36.2 MMcf per day, at agreed prices. The agreement term is 11 years from the signing date of the agreement on November 1, 2020; the counterparty may extend the agreement for an additional year by means of prior notice of 12 months.

•
Equipment: an agreement for acquisition of equipment for the purchase of power generation equipment and ancillary services, with an international company specializing in design and manufacture of equipment, including that required for an electricity generation facility. The equipment includes two units, with each consisting of the following main components: a gas or combustion turbine; a steam generator for heat recovery; a steam turbine; a generator; a continuous control system for emissions and additional related equipment. The equipment supplier is responsible for supply and installation in accordance with that stipulated in the agreement. In addition, the supplier is to provide technical consulting services to CPV Three Rivers in order to support the installation process, commissioning, inspections and operation of the equipment. Pursuant to the terms and conditions of the agreement, CPV Three Rivers will pay the third party in installments based on reaching milestones.

•
EPC: an EPC agreement with an international engineering, acquisition and construction contractor. Pursuant to the agreement, the contractor will design and construct the required components of the facility, to integrate all the equipment required for the power plant.

•
Maintenance: a services agreement with its original equipment manufacturer, for maintenance services for the combustion turbines. The consideration includes a fixed and a variable payment as from the commercial operation commencement date. The agreement term is from August 21, 2020 until the earlier of: (i) 25 years from August 21, 2020; or (ii) when specific milestones are reached on the basis of use and wear and tear.

•
Operation: an agreement for operation and maintenance of the facility to begin once the facility is well into its construction period. The consideration includes fixed annual management fees, a performance-based bonus, and reimbursement of employment expenses, payroll costs and taxes, subcontractor costs and other costs. The agreement period will commence during the construction period, and will continue for approximately 3 years from the construction completion date of the facility.

CPV Maple Hill (under construction)

CPV Maple Hill is party to the following agreements:

•
Tax Equity Partner. CPV signed a term sheet with a “tax equity partner” for an investment of approximately $45 million in the project; as of this date, the agreement is subject to completion of negotiations and the signing of binding agreements. The tax equity partner is expected to benefit from most of the tax benefits for the project, mainly investment tax credits (ITC) and depreciation expenses for tax purposes, as well as participation in a proportionate share to be agreed on in the distributable cash flow. The right to participate in some of the free cash flow is valid until reaching the investment period of the tax equity partner as set out in the agreement. After reaching the period, the tax equity partner’s share in the profit and cash flow shall be reduced to a minimum rate. Since CPV has not yet signed a final agreement, there is no certainty that such an agreement will be signed or that its terms and conditions, including the scope of the investment, will be in accordance with the aforesaid (if it is signed).

•
Solar Panels. an agreement for the purchase of solar panels with an international supplier and the agreement was amended twice in the second half of 2021. The later amendments reflected pricing increases in connection with market conditions relating to supply chain issues. The consideration includes the payment of a fixed price (as amended and may be amended from time to time under the agreement) for the purchase of the solar modules, plus the cost of transportation to the plant.

•
Maintenance. an operating and maintenance agreement with a third-party service provider for services related to the ongoing operation and maintenance of the Maple Hill solar power generation facility. The agreement has an initial term of three years, commencing on May 11, 2021 and ending on December 31st following the third anniversary of the date that the service provider actually begins providing services and can be renewed for 2 one-year terms unless one of the parties provides notice on non-renewal in accordance with the agreement. The consideration to be paid by Maple Hill is a fixed fee paid in monthly installments paid over the term of the agreement.

•
Transformer. an agreement for the purchase of a transformer with an international supplier. The consideration includes payment of a fixed price for the purchase of the transformer, supply, and installation.

•
Construction. an EPC agreement with an international contractor. Pursuant to the agreement, the contractor will plan and construct the required components for the power plant in order to integrate all the required equipment into the power plant. The total consideration to be paid to the contractor is a fixed fee which shall be paid according to a milestone schedule. The construction agreement and the equipment purchase agreement constitute a substantial portion of the cost of the project.

•
SREC. an agreement with an international energy company for the sale of 100% of the SRECs generated in the project through 2026 to an international energy company. CPV provided collateral for its obligations under the agreement which include making certain payments to the counterparty if certain project milestones (including commencement of operations) are not completed pursuant to a specified schedule.

•
Virtual PPA. an agreement with a third party for the sale of 48% of the total generated electricity, where the electricity price calculation is performed based on financial netting between the parties for 10 years from the commercial date of operation. In accordance with the agreement, a net calculation will be made of the difference between the variable price that Maple Hill receives from the system operator and which is published (the spot price) and the fixed price set with a third party. As a security for the payment and performance of its obligations (which includes achieving certain project milestones, including commencement of operation by a specific date), Maple Hill granted the third party a security interest in a bank deposit account. CPV provided collateral for its obligations under the agreement which include making certain payments to the counterparty if certain project milestones (including commencement of operations) are not completed pursuant to a specified schedule. The agreement includes an option to transition to a physical PPA with a fixed price on fulfillment of certain terms and conditions, which have yet to be met as of the report date. The agreement is subject to preconditions, which to the date of approval of the financial reports were not completed yet.

CPV

CPV is party to the following agreements:

•
Rogue’s Wind Energy Project. In April 2021, CPV signed an agreement for the sale of electricity, environmental attributes of Rogue’s Wind energy project (including RECs, capacity-related benefits and ancillary services). The agreement was signed for a period of 10 years commencing on the commercial operation date. CPV provided collateral for its obligations under the agreement which include making certain payments to the counterparty if certain project milestones (including commencement of operations) are not completed pursuant to a specified schedule.

Potential Expansions and Projects in Various Stages of Development

Israel

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

In April 2017, OPC was authorized by the Israeli Government to seek authority for zoning of the land for a natural gas-fired power station on land owned by Infinya near the OPC-Hadera power plant. OPC Hadera Expansion Ltd. (“Hadera Expansion”), an OPC subsidiary, is party to an option agreement with Infinya to lease the relevant land.

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

During 2021, OPC completed the acquisition of 51% interest in Gnrgy Ltd., whose business focuses on e-mobility charging stations. For more information on, see “Item 4.B Business Overview—Our Businesses—OPC’s Description of Operations—Acquisition of Gnrgy Ltd.”

United States

In October 2021, CPV entered into agreements to acquire the rights in two solar projects under development in the PJM market in the United States, one in Kentucky (approximately 98 MW) and one in Illinois (approximately 360 MW) for approximately $9 million plus contingent consideration, which together with the amount paid on completion date, may reach approximately $46 million. The contingent consideration is payable in installments, subject to meeting the projects’ development milestones.

CPV currently has a backlog of renewable energy projects and conventional natural gas-fired power plants in advanced stages of development.

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

The price that OPC-Rotem pays to the Tamar Group for the natural gas supplied is based upon a base price in NIS set on the date of the agreement, indexed to changes in the EA’s generation component tariff, and partially indexed (30%) the U.S. Dollar representative exchange rate. The price that OPC-Hadera pays to the Tamar Group is based upon a base price in USD, fully indexed to changes in the EA’s generation component tariff. As a result, increases or decreases in the EA’s generation tariff have a related effect on OPC-Rotem’s and OPC-Hadera’s cost of sales and margins. In addition, the natural gas price formulas in OPC-Rotem’s and OPC-Hadera’s supply agreements are subject to a floor price mechanism, which is denominated in U.S. Dollars for both OPC-Rotem and OPC-Hadera.

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem and OPC-Hadera paid the minimum price during 2021 (excluding two months for OPC-Rotem and one month for OPC-Hadera). In January 2022, the EA published the electricity tariffs for 2022, which included an increase of the EA’s generation component tariff by approximately 13.6%. On February 27, 2022, the EA issued a hearing on the update of the electricity tariff for 2022, where it was proposed that the production component (subject to a final decision) be lowered to 27.64 agorot, which is an increase of approximately 9.4% from 2021, instead of an increase of approximately 13.6% mentioned above. OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price during 2021 and until January 2022 (OPC-Rotem) and February 2022 (OPC-Hadera), and are expected to be above the minimum price for the remainder of 2022. For OPC-Rotem, the effect on profit margins depends on the US/NIS exchange rate fluctuations. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC’s profitability depends on the EA’s electricity rates.”

Tzomet is also party to a gas supply agreement as described under “—Tzomet” above.

United States

CPV’s project companies are party to gas supply, transmission and interconnection agreements as well as maintenance and operating agreements and management agreements, as described above and below.

Conventional Natural Gas-fired Projects

CPV’s project companies with conventional natural gas-fired power plants purchase natural gas from third parties pursuant to purchase and supply agreements.

Services Agreements, Equipment Agreements and EPC Contracts

CPV’s operational project companies generally enter into operating & maintenance (“O&M”) agreements and long term services agreements with original equipment manufacturers and third party providers to maintain and operate equipment at the project facilities.

With respect to the projects that are currently under construction, CPV also enters into general purchase agreements and equipment supply agreements with original equipment manufacturers as well as EPCs for the sourcing and construction of specialized equipment at certain facilities.

On March 10, 2022, CPV entered into a framework purchase agreement of solar panels for a total of approx. 530MWdc. According to the agreement, the solar panels will be supplied based on purchase orders delivered by CPV during 2023-2024. As of the date of the report, CPV has paid a down payment for the purchase, to the solar panels supplier. CPV has a right of early termination on certain dates, for partial payments to the supplier based on the date of such early termination. The agreement further includes, among others, provisions regarding quantities, model, manner of delivery of the panels and termination. The overall cost of the agreement may total approximately $185 million (assuming purchase of the maximum quantity). The agreement is planned to be used for CPV’s solar projects in development stages, this among other things in view of global trends of increasing demands for solar panels affecting panel prices and their delivery schedule.

OPC’s Competition

Israel

Within Israel, OPC’s major competitors are IEC and private power generators, such as Dorad Energy Ltd., Dalia, Rapac-Generation, Shikun & Binui Energy and the Edeltech Group, who, as a result of government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity.

OPC is considering participating in the IEC tenders of the remaining two of its power stations. There is no certainty that OPC will participate in future IEC tenders or that it will be successful. See “—Regulatory, Environmental and Compliance Matters.”

In February 2021, the EA made a decision regarding determination of an arrangement for suppliers that do not have means of generation and revised the standards for existing suppliers, in order to gradually open supply in the electricity sector to new suppliers and supply to household consumers. As part of the decision, the EA determines standards and tariffs that will apply to suppliers that do not have means of generation and that will allow them, subject to receipt of a supply license and provision of security, to purchase energy from the System Operator for their consumers. The pricing will be based on a component that is based on the SMP price and components that are impacted by, among other things, the consumption at peak demand hours. The arrangement for suppliers that do not have means of generation is limited to a quota that was provided in the principles of the arrangement and customers having a consecutive meter only (approximately 36,000 household customers and about 15,000 household industrial/commercial customers). In addition, for purposes of opening supply to competition, as part of the decision the Electricity Authority revised the standards for suppliers regarding, among other things, the manner of assigning the consumers to a private supplier, the manner of concluding transactions, moving from one supplier to another and payments on the account.

United States

CPV operates in a highly competitive market. Natural gas, solar, and wind projects account for over 90% of new capacity under construction in the U.S. with significant competition among independent power producers and renewable project developers. Independent power producers compete with CPV in selling electricity and capacity to the wholesale electrical grid. In addition, the competitors can also sell electricity to third-party customers by entering into PPAs. Although CPV’s power plants are relatively more efficient than the market average and thus have a cost advantage relative to other conventional natural gas-fired generators, competition from new generation resources as well as different technologies could depress electric and capacity prices and thus dampen CPV’s revenues.

In addition, CPV’s other competitors in the US energy market include generators of different technology types, such as coal, oil, hydroelectric, nuclear, wind, solar and other types of renewable energy. Some of the generators in different markets is owned and operated by supervised electricity companies, venture capital funds, banks and other financial entities.

Within the power industry, there is a wide variation in terms of the capabilities, resources, nature and identity of the companies with whom CPV competes depending on the market. Competitors for energy supply are utilities, independent power producers and other providers of distributed generation.

CPV invests in developing new projects with diverse technologies in different markets utilizing various contractual structures to both better compete with existing generation and other competitors as well as mitigate the downside risks. In addition, CPV has in-house capabilities across all major disciplines of external affairs, commodity marketing and trading, finance, permitting, and operations.

OPC’s Seasonality

Israel

Revenues from the sale of electricity are seasonal and impacted by the “Time of Use” tariffs published by the EA. The seasons are divided into three, as follows: (a) summer – July and August; (b) winter – December, January and February; and (c) transition season – March to June and September to November.

The following table provides a schedule of the weighted EA’s Generation Component rates for 2022 based on seasons and demand hours, published by the EA.

Season	Demand Hours	Weighted production rate (AGOROT per kWh)
Winter	Off—peak	21.22
	Shoulder	41.17
	Peak	71.87
Transition	Off—peak	18.13
	Shoulder	23.17
	Peak	29.84
Summer	Off—peak	17.91
	Shoulder	29.03
	Peak	75.37
Weighted Average Rate		28.69

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

The following table provides a summary of OPC’s revenues from the sale of electricity, by season (in NIS millions) for 2021 and 2020. These figures have not been audited or reviewed.

	2021 ($ millions)	2020 ($ millions)
Summer (2 months)	255 (80)	289 (84)
Winter (3 months)	379 (117)	349 (102)
Transitional Seasons (7 months)	721 (223)	631 (184)
Total for the year	1,355 (420)	1,269 (370)

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

United States

The revenues from generation of electricity are seasonal and are impacted by weather. In general, in conventional natural gas-fired power plants, profitability is higher during the highest and lowest temperatures of the year, which often coincides with summer and winter. Similarly, profitability for renewable generation is dependent upon both the volume of production, which varies based on prevailing wind and solar patterns, and the price for its electricity, which tends to be higher during winter unless the project has entered into a fixed price off-take contract.

OPC’s Property, Plants and Equipment

Israel

For summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2021 see “—Our Businesses—OPC—Overview of OPC’s Operations—Israel.”

OPC leases its principal executive offices in Israel. OPC owns all of its power generation facilities.

As of December 31, 2021, the consolidated net book value of OPC’s property, plant and equipment was $1,126 million.

The table below sets forth summary information regarding the primary real estate owned or leased by OPC (1 dunam = 1000m2).

Site	Location	Right in Asset	Area and Characteristics
Real estate held through Rotem
Land on which the Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Real estate held through Hadera
Energy Center and the Hadera power plant (including emergency road)	Hadera	Rental	About 30 dunams (Power Plant and Energy Center)
Real estate (including options for land) held by Hadera for Hadera 2
Hadera Expansion – Land near the area of the Hadera Power Plant	Hadera	Rental option through the end of 2022	About 68 dunams
Rotem 2’s land agreement
Land near to space on which Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Land held by Tzomet (through Tzomet HLH General Partner Ltd. and Tzomet Netiv Limited Partnership)
Land on which Tzomet is situated	Plugot Intersection	Tzomet Netiv Limited Partnership – (by force of a development agreement with Israel Lands Authority) – Lease	About 85 dunams
Right-of-use of the land for Sorek
Land on which Sorek is being constructed	Sorek 2 Desalination Facility	Right of use	About 2 dunams

United States

In general, the land on which the projects are situated (both the active projects and the projects under construction) is held in a number of ways – ownership, lease with right of use, under a permit and licenses. In some cases, the facilities themselves are located on owned land, where there are easements in land surrounding the facility for purposes of connection and transmission. In addition to the project lands, CPV leases office space for use by the headquarters in Silver Spring, Maryland and in Braintree Massachusetts pursuant to multiyear lease agreements.

CPV plants in commercial operation

Site	Location	The right in the property	Area and characteristics	Expiration date of right
Shore
Land on which the CPV Shore power plant was constructed	Middlesex County, New Jersey	Ownership	About 111,290 square meters (28 acres)	N/A
Maryland
Land on which the CPV Maryland power plant was constructed	Charles County, Maryland	Ownership / easements / licenses and permits / authority	About 308,290 square meters (76 acres)	N/A
Valley
Land on which the CPV Valley power plant was constructed	Wawayanda, Orange County, New York	Substantive Ownership[1] / easements or permits	About 121,406 square meters (30 acres)	N/A
Towantic
Land on which the CPV Towantic power plant was constructed	New Haven County, Connecticut	Ownership / easements	About 107,242 square meters (26 acres)	N/A
Fairview

Land on which the CPV Fairview power plant was constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / easements	About 352,077 square meters (87 acres)	N/A
Keenan II
Land on which the CPV Keenan II wind field was constructed	Woodward County, Oklahoma	Contractual easements	Rights for access to land and the equipment	December 31, 2040

(1)	This land is held for the benefit of CPV Valley, which is entitled to transfer it to its name.

CPV projects under construction

Site	Location	The right in the property	Area and characteristics	Expiration date of right
Three Rivers
Land on which the CPV Three Rivers power plant is being constructed	Grundy County, Illinois	Ownership / easements	About 485,623 square meters (120 acres)	N/A
Maple Hill
Land on which the CPV Maple Hill power plant is being constructed	Cambria County, Pennsylvania	Ownership / easements	3,063,470 square meters (757 acres, of which 11 acres are leased)	For lease area December 1, 2061

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

Employees

Israel

As of December 31, 2021, in Israel, OPC had a total of 120 employees, of which 86 employees are in the OPC Israel division (including plant operation, corporate management, finance, commercial and other), and 34 are at OPC’s headquarters. Substantially all of OPC’s employees are employed on a full-time basis.

The table below sets forth breakdown of employees in Israel by main category of activity as of the dates indicated:

	As of December 31,
	2021	2020	2019
Number of employees by category of activity:
Headquarters	34	66	56
Plant operation, corporate management, finance, commercial and other	86	50	40
OPC Total (in Israel)	120	116	96

Most of OPC-Rotem and OPC-Hadera power plants’ operations employees are employed under collective employment agreements.

United States

As of December 31, 2021, CPV had a total of 104 employees. In general, CPV does not enter into employment contracts with its employees. All employees of CPV are “at-will” employees and are typically not physically present at the project companies facilities. Rather, day-to-day operations at the project facilities are performed by contractors who are employed directly by the applicable O&M service providers.

Shareholders’ Agreements

OPC-Rotem

OPC holds an 80% stake in OPC-Rotem. OPC has entered into a shareholders’ agreement with Veridis, the minority shareholder of OPC-Rotem. The shareholders’ agreement grants Veridis veto rights in connection with certain material decisions relating to OPC-Rotem, including: (a) a change in the incorporation documents; (b) winding up of OPC-Rotem; (c) change in rights attached to shares prejudicing a shareholder; (d) transactions with affiliated parties; (e) change in the OPC-Rotem’s activity; (f) reorganization, merger, sale of material assets and such like; (g) pursuit of new projects; (h) changes in share capital, issue of bonds or allotment of various securities, subject to the exceptions determined in the agreement; (i) change of accountants; and (j) appointment and dismissal of directors by Veridis.

The agreements grant the shareholders additional rights in the event of any of them selling OPC-Rotem shares, such as a right of first refusal and tag-along rights. The agreement also permits OPC to terminate the shareholders’ agreement in the event that Veridis sells its shares in OPC-Rotem.

CPV-related OPC Partnership Agreement

In October 2020, OPC signed a partnership agreement with three institutional investors in connection with the formation of OPC Power Ventures LP (“OPC Power”) (“Partnership”) and acquisition of CPV by the Partnership. OPC is the general partner and owns 70% of the Partnership interests. The limited partners of the Partnership are: OPC (70% interest; directly or through a subsidiary), Clal Insurance Group (12.75% interest), Migdal Insurance Group (12.75% interest) and a company from the Poalim Capital Markets Group (4.5% interest) (together, these three investors, the “Financial Investors”). The percentages above do not include participation rights in the profits allocated to the CPV managers. The total investment commitments and shareholder loans of all the partners amount to $815 million, based on their respective ownership interests, representing commitments for acquisition consideration, as well as funding of additional investments in CPV for implementation of certain new projects being developed by CPV. In September 2021, the Financial Investors in the Partnership confirmed their participation in an additional undertaking to invest in developing and expanding CPV’s operations, each according to their proportional share, an additional investment of $400 million.

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

CPV Projects

A description of the limited liability company agreements of the CPV projects in operation is included above under “—OPC’s Description of Operations—United States—Description of CPV Projects”.

Legal Proceedings

For a discussion of other significant legal proceedings to which OPC’s businesses are party, see Note 17 to our financial statements included in this annual report.

Regulatory, Environmental and Compliance Matters

Israel

IEC generates and supplies most of the electricity in Israel in accordance with licenses granted by virtue of the Israeli Electrical Market Law, and distributes and supplies almost all of the electricity in Israel. In June 2020, the “System Operator” was granted a license to manage the Israeli electricity system (which was revised in November 2020), pursuant to which the Minister of Energy and the EA approved commencement of gradual activities of the System Operator in two stages. The System Operator’s Technological Planning and Development Unit is responsible for planning the transmission system and, among other things, preparing a development plan for the transmission and generation of electricity, determining criteria for development of the electricity system, formulating forecasts, engineering and statutory planning of the transmission system, and performing studies with respect to connection to generation facilities. The System Operators’ Market Statistic Unit is responsible for the current ongoing operation of the transmission system and is intended to, among other things, maintain a balance in levels of supply and demand in the electricity market, manage the transmission of energy from power stations to substations at the reliability and quality required (by passing through the power grids), timing and performing maintenance works in production units and in transmission systems, managing commerce in Israel under competitive, equal and optimal terms, including performing agreements to purchase available capacity and energy from private electricity producers and for planning and developing the transmission and distribution systems.

Pursuant to the Electricity Sector Law, IEC and the System Operator are each defined as an “essential service provider” and as such they are subject to the standards and tariffs provided by the EA. In addition, IEC was declared a monopoly by the Israeli Antitrust Authority in the electricity sector, in the field of power supply — electricity production and sale, transmission and distribution of electricity and providing backup services to electricity consumers and producers.

IEC Reform

Pursuant to the Israeli Government’s electricity sector reform, the IEC will be required to sell five of its power plants (currently remaining power plants are three) through a tender process over the 7 years, which is expected to reduce its market share to below 40%. The IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations. The IEC will also cease acting as the System Operator. Following the Israeli Government’s electricity sector reform, as part of which the IEC is expected to sell five of its sites, the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances:

•
An entity may not hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. The generation capacity of an entity’s related parties with generation licenses will be counted towards such entity’s capacity for purposes of this 20% limitation. In addition, the EA published proposed regulations in respect of maximum holdings in generation licenses which are not identical to the Competition Authority principles. The Competition Authority has stated that the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of IEC), while, the EA has proposed regulation whereby the relevant limit is 20% of 16,000 MW (including capacity of IEC). OPC may be subject to a more restrictive interpretation. The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW; and

•	An entity holding a right to a fuel venture may not acquire any of the sites being sold.

OPC participated in the tenders of the Alon Tabor plant and Ramat Hovav plants — the first two plants that have been sold out of the five plants to be sold by the IEC — but was not the winning bidder.

Ministry of Energy and EA

The Israeli Ministry of Energy (“Ministry of Energy”) regulates the energy and natural resources markets of the State of Israel: electricity, fuel, cooking gas, natural gas, energy conservation, water, sewerage, oil exploration, minerals, scientific research of the land and water, etc. The Ministry of Energy regulates public and private entities involved in these fields, and operates to ensure the markets’ adequate supply under changing energy and infrastructure needs, while regulating the markets, protecting consumers and preserving the environment.

According to publications of the Ministry of Energy, the Ministry of Energy’s multi-year goals include diversified energy resources and ensuring reliability of supply during peacetime and emergency, developing effective and significant natural gas, and determining long-terms policies and appropriate regulations of the market’s electricity.

The Ministry of Energy’s main objectives in the electricity field are securing a reliable supply of electricity to the Israeli market, formulating development procedures to the electricity production sections, energy transmission and distribution, promoting policies to integrate renewable energies in electricity production in accordance with governmental decisions, formulating policies changing the market’s electricity structure, performing control and supervision of the implementation of the IEC’s and private producers’ development plans, performing control, supervision and enforcement of implementing safety regulations according to the Electricity Law, 5714-1954, and handling legislature in the electricity market fields, rules of performing electricity works and security in electricity. The main objectives of the Ministry of Energy in its workplan for 2019 included achieving an efficient and competitive electricity sector by focusing on the reform of the sector through the initiation of tenders for the sale of IEC power plants and the transfer of system management activities from the IEC to the new System Operator.

Energy Sector Targets for 2050

In April 2021, the Ministry of Energy published the roadmap for a low-carbon energy sector by 2050. The Ministry of Energy has set four “primary targets” that will reflect the strategic goal of reducing emissions, and also supportive sectoral objectives which will help to achieve them. The “super target” is defined as a reduction of greenhouse gas emissions from the energy sector by 80% compared to the 2015 reference year, by 2050. The targets and indices for the energy sector are presented by the Ministry in the following table.

Main Targets	Indicator	2018	2030 Target	2050 Target
Reducing greenhouse gas in the energy sector	Percentage reduction of greenhouse gas over 2015	0%	22%	80%
Reducing greenhouse gas in the electricity sector	Percentage reduction of greenhouse gas over 2015	7.5%	30%	75%-85%
Energy efficiency	Percentage of annual improvement in energy intensity (TW/NUS million)	0.7%	Annual improvement of 1.3% in energy intensity	Annual improvement of 1.3% in energy intensity
Use of coal	Percentage of coal in the electricity generation mix	30%	0%	0%

Closure of the IEC’s Coal-Fired Production Units

As of March 27, 2022, the IEC’s generation units run on coal, natural gas, fuel oil or diesel fuel as their secondary or primary fuel, as the case may be. The power plants operated by the independent electricity producers are powered by natural gas as primary fuel and diesel fuel as backup. Use of natural gas for power generation reduces air pollution and greenhouse gas emissions in the power generation process compared with the use of coal.

According to Government Decision 4080, by June 2022, the generation of electricity in units 1-4 will be stopped, subject to the existence of two cumulative conditions: (i) connection of a third gas reservoir (Karish and Tanin reservoir) to the national gas transmission system, (ii) commencement of operation of the first combined cycle with a capacity of 600 MW at the “Orot Rabin” site in Hadera. As of the date of the report, there is no certainty regarding compliance with the conditions and the cessation of generation in units 1-4 at the Orot Rabin site.

According to the policy principles set by the Minister of Energy from November 2019, until the end of 2025, production units 5-6 at the Orot Rabin site in Hadera and generation units 1-4 at the “Rotenberg” site in Ashkelon will be converted to natural gas and the use of coal will cease

The EA, which is subordinated to the Ministry of Energy and operates in accordance with its policy, was established in January 2016, and replaced the Public Utility Authority, or PUAE, which operated until that time by virtue of the Electricity Sector Law. The EA has the authority to grant licenses in accordance with the Electricity Sector Law (licenses for facilities with a generation capacity higher than 100 MW also require the approval of the Minister of Energy), to supervise license holders, to set electricity tariffs and criteria for them, including the level and quality of services required from an “essential service provider” license holder, supply license holder, a transmission and distribution license holder, an electricity producer and a private electricity producer. Thus, the EA supervises both the IEC and private producers.

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

In 2021, the EA continued to publish, in accordance with the policy of the Minister and the government, resolutions intended to promote the construction of solar facilities, storage facilities, and installation of EV charging stations in the land divisions, approved the start of the System Operator’s activities, revised the covenants for promoting competition in the supply segment, established principles for installing smart meters, and approved virtual supply licenses. In addition, the EA published a hearing on the amendment of criteria for the purpose of applying the market model to private generation.

For further information on related EA tariffs, see “—Industry Overview— Overview of Israeli Electricity Generation Industry.” For further information on the effect of EA tariffs on OPC’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC— Sales—EA Tariffs.”

Independent Power Producers (IPPs)

Activity by IPPs, including the construction of private power stations and the sale of electricity produced therein, is regulated by IPP Regulations and the Cogeneration Regulations, as well as the rules, decisions, and standards established by the EA. OPC-Rotem has a unique regulation by virtue of a tender, as detailed below.

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

According to the 2020 Electricity Market Report, as of 2020, IPPs (including OPC-Rotem and OPC-Hadera), including those using renewable energy, active in Israel have an aggregate generation capacity of 8,329 MW, constituting 42% of the total installed generation capacity in the country. The EA estimates that, by the end of the IEC Reform period, the IEC’s market share will be about 45% of the installed conventional capacity in Israel, 33% of the installed capacity (including renewable energies) and 32% of gas-fired installed capacity. In generation terms, according to the 2018 letter of the chairman of the EA, the IEC’s market share is expected to drop below 40% of the total generation in the market.

The regulatory arrangements applicable to IPPs were determined while distinguishing between the different generation technologies they use and the various levels of voltage they will be connected to (according to installed capacity). The following are the key electricity production technologies used by private producers in Israel:

•
Conventional technology – electricity generation using fossil fuel (natural gas or diesel oil). As of December 31, 2020, the total installed capacity in this technology which is in the hands of independent producers, is about 5,480 megawatts. During 2021, the Ramat Hovav power plant transitioned from the IEC to an independent producer. Therefore, according to OPC’s understanding, the installed capacity in the hands of independent producers increased by an additional 1,195 megawatts.

•
Cogeneration technology – electricity generation using facilities that simultaneously generate both electrical energy and useful thermal energy (steam) from a single source of energy. Exercise of the quota of generators using this technology amounts to approximately 990 MW out of a total quota of 1,000 MW assigned under the current regulation. Licenses issued beyond that shall be subject to different regulation.

•
Renewable energy – generation of electric power the source of energy of which includes, inter alia, sun, wind, water or waste. In November 2020, the Israeli government updated the generation targets for renewable energy to 30% of the consumption up to 2030. As of the end of 2021, the installed capacity of renewable energy generation facilities was 3,656 MW. In recent years, there has been an uptick in the entrance of electricity producers and generation facilities that use renewable energies in to the electricity generation market, including solar energy, wind energy, and storage; that use the grid resources. As of the report date, most of the renewable energy generation activities are sold to the System Operator or for own consumption and to the Onsite Producers.

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

Upon the development of the electricity sector and the full utilization of EA Regulation 241 quotas, the EA published a follow-up arrangement for conventional producers, and implemented dispatch of IPPs according to the economic dispatch order. According to this regulation, the production units shall be dispatched in accordance with an economic dispatch principle and independent of PPAs between producers and customers, and shall apply to producers with an installed capacity higher than 16 MW and up to a total output of 1,224 MW. This regulation is referred to as “Regulation 914.”

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

In November 2018, the EA published a decision regarding the activity arrangement of natural gas generation facilities connected to the distribution network. Pursuant to this decision, generators under 16 MW are encouraged to construct power plants within customers’ facilities. These power plants will only be permitted to sell electricity to customers within the facility (and not other private customers) and the System Operator.

In March 2019, the EA published a decision regarding the establishment of generators connected to the high-voltage network without a tender process. This decision would permit the establishment of generation facilities that are connected to the transmission grid or integrated in the connection of a consumer connected to the transmission grid (excluding renewable energy) for a maximum capacity of 500 MW and provided they receive tariff approval by the end of 2023. These generation facilities will only be permitted to sell electricity to customers within the facility (and not other private customers) and to provide the rest of their available capacity to the System Operator, that will upload the capacity to the grid according to central upload system. The EA has stated that it intends to publish information on the tender process for construction of such generation facilities in the future.

In December 2021, the Electricity Sector Regulations (Promotion of Competition in the Generation Segment) (Temporary Order), 2021 were issued by the Minister of Energy after consultation with the Competition Commissioner. The Regulations were published under a temporary order and are in effect for three years, i.e. until November 30, 2024. The purpose of the regulations is to promote competition in the generation segment of the electricity sector. Pursuant to the regulations, a person will not be granted a generation license or approval in accordance with Sections 12 or 13 of the Electricity Sector Law upon existence of one of the following: (i) following the issuance, the person will hold generation licenses or connection commitment for gas-fired power plants the total capacity of which exceeds 20% of the planned capacity for this type of power plant. As of March 27, 2022, according to the appendix attached to the regulations - the planned capacity for 2024 for gas-fired power generation units is 16,700 MW; (ii) after the allocation, the person will hold generation licenses or connection commitment for more than one power plant using pumped storage technology; (iii) after the allocation, the person will hold generation licenses or connection commitment for wind-powered power plants where the total capacity exceeds 60% of the planned capacity for this type of power plant, which, according to the appendix, is 730 MW for 2024. Pursuant to the regulations, notwithstanding the above, the EA may grant such a generation license or approval on special grounds that shall be recorded (after consultation with the Israel Competition Authority) and for the benefit of the electricity sector. Furthermore, the EA may refrain from granting a generation license or from approving a connection to the grid if it believes that the allocation is likely to prevent or reduce competition in the electricity sector after taking into account additional considerations, including the impact of holdings of a person in other generation licenses that do not constitute a holding of a right as defined in the regulations, the impact of joint holdings in companies with a holder of other rights, as well as the impact of holdings of a person in holders of licenses that were granted under the Natural Gas Market Law. For the purpose of calculating the holdings in rights or a connection commitment, a person shall be viewed as a holder regarding the entire installed capacity of the generation license or the connection commitment. It is noted that the “planned capacity” of gas-fired power plants for 2024 in accordance with the regulations (16,700 MW) includes gas-fired generation facilities without distinguishing between an essential service provider (IEC), independent electricity producers and the relevant types of arrangements, as opposed to the “planned installed capacity” stated in the Sector Consulting Principles published by the Competition Commissioner (10,500 MW, and it does not include the capacity owned by the IEC), which preceded the regulations.

OPC-Rotem’s Regulatory Framework

OPC-Rotem operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, OPC-Rotem and the IEC executed the IEC PPA in 2009, which stipulates OPC’s regulatory framework. This PPA will be assigned by IEC to the System Operator. OPC-Rotem’s framework differs from the general regulatory framework for IPPs, as set by the PUAE and described above.

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

The IEC PPA includes a transmission and backup appendix, which requires IEC to provide transmission and backup services to OPC-Rotem and its customers, for private transactions between OPC-Rotem and its customers, and the tariffs payable by OPC-Rotem to IEC for these services. Moreover, upon entering a PPA between OPC-Rotem and an individual consumer, OPC-Rotem becomes the sole electricity provider for this customer, and IEC is required to supply power to this customer when OPC-Rotem is unable to do so, in exchange for a payment by OPC-Rotem according to the tariffs set by the EA for this purpose. For further information on the risks associated with the indexation of the EA’s generation tariff and its potential impact on OPC-Rotem’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC’s profitability depends on the EA’s electricity rates.”

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

In February 2020, the EA published the resolution made in Meeting 573 regarding deviations from the consumption plan. Pursuant to the resolution, a supplier may not sell more to its consumers than the total capacity that is the object of all the engagements it has entered into with independent production license holders. Actual energy consumption at a rate higher than 3% of the installed capacity allocated to the supplier will trigger payment of an annual tariff reflecting the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the resolution. In addition, the resolution stipulates a settlement of accounts mechanism due to a deviation from the daily consumption plan (surpluses and deficiencies), that will apply in addition to such annual tariff payment. The decision applies to OPC-Hadera and is expected to apply to OPC-Rotem after the complementary arrangements are set. As of March 27, 2022, the extent of the resolution’s effect on OPC-Rotem is uncertain, and it depends, among other things, on the final supplementary arrangements to be determined.

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

In September 2019, Tzomet received the results of an interconnection study performed by the System Operator. The study included a limitation on output of the power plant’s full capacity to the grid beyond a limited number of hours per year, up to completion of transmission projects by IEC, which are expected to be completed by the end of 2023. In December 2019, the EA approved Tzomet’s tariff rates, which will be applicable upon completion of the power plant and receipt of a permanent generation license. Given the limitation included in the interconnection study, Tzomet will be subject to a reduced availability tariff during 2023. See “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC faces risks in connection with the expansion of its business.”

In January 2020, Tzomet entered into a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA (in October 2020, OPC-Rotem received notice of assignment by IEC to the System Operator which was subsequently reassigned to Noga). The term of the Tzomet PPA is for 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (i) Tzomet will sell energy and available capacity to IEC and IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services (ii) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in Regulation 914, (iii) the plant will be operated pursuant to the System Operator’s directives and the System Operator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (iv) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and Regulation 914, and pay penalties for any non-compliance. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Operator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Tzomet has not entered into a gas supply agreement yet, but has the option to engage with a gas supplier or have its gas supplied by the IEC.

United States

The electricity market in the United States has both Federal oversight (wholesale sales of electricity and interstate transmission) and State oversight (retail sales of electricity and provision of distribution service to end users). The major players in the US electricity sector are RTO, FERC, and ISO, electricity producers (which are, in general, private entities) and electric utility companies and electricity distribution companies operating on behalf of the different consumers (such as private and commercial consumers). The primary federal regulator is the Federal Energy Regulatory Commission (FERC), alongside separate state-level Public Service Commission’s exercising oversight in their respective states. The wholesale electric marketplace in the United States operates within the framework of several FERC-approved regional or state market operators, including RTO or ISO. RTO/ISOs are responsible for the day-to-day operation of the transmission system, the administration of the wholesale markets in the regions in which they operate, and for the long-term transmission planning and resource adequacy functions.

FERC approval under the Federal Power Act may be required prior to a direct, or indirect upstream, change in ownership or control of voting interests, in any FERC jurisdictional public utility (including one of our U.S. project companies) or any public utility assets. FERC approval may also be required for individuals to serve as common officers or directors of public utilities or of a public utility and certain other companies that provide financing or equipment to public utilities. FERC also implements the requirements of the Public Utility Holding Company Act of 2005 applicable to “holding companies” having direct or indirect voting interests of 10% or more in companies that (among other activities) own or operate facilities used for the generation of electricity for sale, which includes renewable energy facilities. The regulations of some US states also contains similar provisions with respect to ownership or control of voting interests, directly or indirectly through subsidiaries, of a public utility. Accordingly, the acquisition of an interest that gives rise to ownership of a percentage equal to or greater than 10% of the share capital of OPC Energy or Kenon may be subject to prior FERC approval and such direct or indirect acquisition may also require approval state regulatory authorities in certain US states in which OPC’s US business operates.

The PJM market

The PJM Interconnection (PJM) is an RTO and ISO that operates a wholesale electricity market and serves as an administrator of the electric transmission system which covers parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia, serving more than 65 million residents. The PJM market is the largest among the RTOs with approximately 185 gigawatts of installed capacity and peak demand of approximately 165 gigawatts. PJM oversees the operation of more than 150,000 kilometers of transmission lines. Sale of electricity in the organized PJM market is supervised and managed by PJM to assure supply of the electricity, based on price offers of the electricity generators.

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

The NYISO market

The NYISO market has operated since 1999, and is one of the most advanced electricity markets in the United States and in the world. The NYISO market includes about 40 gigawatts of installed capacity and more than 18,000 kilometers of transmission lines, serving 20 million customers with a peak demand of 34 gigawatts. The market is divided into 11 regions (zones). The pricing of the electricity and the capacity varies amongst the regions based on demand and available supply. The NYISO electricity market includes a Day-Ahead and Real-Time market for the sale of electricity and other ancillary services. In addition, the NYISO has operated a capacity market since 2003. Capacity prices are determined on a monthly basis, with up to six-month forward auctions. Capacity payments are guaranteed without reference to the amount of electricity actually generated. For the delivery year beginning 2022/23 there were no capacity auctions in the PJM market due to the marginal price on the market.

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

Regulation permits/licenses

In general, CPV’s facilities and operations are regulated under a variety of federal and state laws and regulations. For example, the construction and operation of CPV’s conventional natural gas-fired power plants are subject to permitting and emission limitations pursuant to the CAA and related state laws and regulations that implement the CAA, which laws and regulations and may be more stringent than the federal CAA depending on the state in which a plant is located. CPV must typically obtain major source permits (usually from state environmental agencies) before such plants can be constructed. Depending on whether the air quality in the region is in attainment with national ambient air quality standards, CPV may be required (as it has with respect to conventional natural gas-fired power plants that CPV has or is constructing in New York, New Jersey, Connecticut and Illinois) to obtain emission credits to offset each plant’s potential emissions. CPV will also typically be required to obtain Title V Operating Permits in order to operate these plants, which permits will incorporate regulatory standards applicable to air emissions for natural-gas fired power plants and relevant terms and conditions from the construction permits issued for such plants. Among these standards are obligations to hold SO2 allowances and/or NOx allowances on an annual and/or “ozone” season basis to offset annual and/or ozone season emissions, pursuant to federal Acid Rain regulations and the Cross-State Air Pollution Rule, although the application of the latter regulation depends on the state a power plant is located in. Most of CPV’s conventional natural gas-fired power plants are subject to the Cross State Air Pollution Rule. As of the date of this report, 22 states in the US, including certain states in which CPV operates, have adopted legislative agendas and/or executive orders with the goal of achieving carbon neutrality or a 100% zero-emissions electricity supply in the next 20 to 30 years.

Federal regulations require the reporting of greenhouse gas emissions under the Clean Air Act. The CAA regulates emissions of air pollutants from various industrial sources, such as natural gas-fired power plants, including by requiring Title V Permits to Operate for such sources of air pollution emissions above certain thresholds. Federal regulations also impose limits on CO2 emissions from new (commenced construction after January 8, 2014) or reconstructed (commenced reconstruction after June 8, 2014) combined-cycle power plants. States may also impose additional regulations or limitations on such emissions. For example, CPV’s conventional natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the RGGI, which requires CPV’s conventional natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. Pennsylvania is also expected to apply the RGGI regulation in 2022, although the official date of implementation is not known as of the date of this report. Under the RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2021, the minimum price that CO2 allowances could be sold for was $2.38 per allowance.

CPV’s conventional natural gas-fired projects are also subject to regulation under the CWA and related state laws in connection with any discharges of wastewater and storm water from its facilities. The CWA prohibits the discharge of pollutants into waters of the United States except pursuant to appropriate permits, including wastewater and stormwater permits under the National Pollutant Discharge Elimination System (“NPDES”). Discharges of wastewater to public treatment works may (depending on the wastewater source) be subject to federal standards, although the primary authority regulating such discharges is typically the local municipality that operates the public wastewater treatment system.

The projects of CPV are also subject, as applicable, to requirements under federal and state laws governing the management, disposal and release of hazardous and solid wastes and materials at or from its facilities, including the federal Resource Conservation and Recovery Act (“RCRA”) and the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) (and equivalent state laws). RCRA requires owners and operators of facilities that generate and dispose hazardous wastes at third-party locations to obtain facility identification numbers from the U.S. Environmental Protection Agency (“EPA”) and to comply with regulations governing the storage and disposal of such wastes. Facilities that store hazardous wastes for longer than specified periods of time, or treat or dispose of hazardous waste on-site are required to obtain and operate in compliance with RCRA Subtitle C permits. CPV facilities are operated so as to not require RCRA Subtitle C permits.

CERCLA authorizes the EPA to undertake environmental cleanup of releases of hazardous waste and pursue response actions against potentially responsible parties (“PRPs”) for such waste. CERCLA, along with similar state laws, provides that persons that currently or formerly owned or operated facilities where hazardous substances have been released into the environment, or transported wastes containing hazardous substances to third-party disposal locations, may be liable - to the United States, state agencies, or private parties - for “response costs” incurred by such parties to investigate and remediate contamination at such locations, or may be subject to orders issued by EPA or state agencies (under state remediation statutes) to investigate and remediate such contamination. Responsible parties under CERCLA can also be liable for natural resource damages caused by such releases. Liability pursuant to CERCLA and similar state laws is not subject to a defense that a person’s actions were taken in compliance with applicable law, and liability is typically “joint and several”, meaning that a responsible party may be held liable for more than its equitable share of the response costs based solely on what it contributed to a waste disposal site.

The sites and operation of CPV’s renewable power projects, in turn, are subject to a variety of federal environmental laws, including with respect to protection of threatened and endangered plant and animal species, such as the Endangered Species Act (“ESA”), the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. These laws and their state equivalents provide for significant civil and criminal penalties for unpermitted activities that result in harm to or harassment of protected animals and plants, including damage to their habitats. CPV’s operations in areas where threatened or endangered species are located, or where designated critical habitat exists, may be subject to increased restrictions, limitations, or mitigation requirements arising from species protection measures, or CPV may be prevented from developing a project in such areas. CPV’s conventional natural gas-fired projects are also subject to these natural resource laws, although such statutes are typically more of an issue for wind and solar projects given the amount of land required for the development of such projects; the location of such projects; and in the case of wind, the greater likelihood of an impact on avian species and listed bat species.

Projects that are obtain federal funding or are required to obtain a federal permit or other discretionary approval (with some exceptions) are subject to the National Environmental Protection Act (NEPA), which requires federal agencies to evaluate the potential environmental impacts of such approvals. For example, if due to a project’s impacts to waters of the United States, the project is required to obtain an individual Section 404 permit from the U.S. Army Corps of Engineers (ACOE) to authorize such impacts, the project would be required to undergo environmental review pursuant to NEPA. Depending on the scope of potential impacts, the environmental review process can significantly delay project development. If a project requires a federal approval, the project will also be subject to the National Historic Preservation Act (“NHPA”), which requires federal agencies to consider the effects on historic, cultural or archaeologically significant properties of federal projects as well as projects that they assist, fund, permit, license, or approve. CPV projects may be subject to additional federal permits, orders, approvals and consultations required by other federal agencies under these and other statutes, including the Advisory Council on Historic Preservation; the aforementioned ACOE (for impacts to waters of the United States); the U.S. Fish and Wildlife Service in connection with potential impacts to threatened and endangered species, migratory birds, bald and golden eagles, and critical and essential habits for such species and birds; and the federal Bureau of Land Management (BLM), for projects requiring the use of federal lands managed by BLM, and the EPA. State and/or local permitting regulations (including zoning regulations requiring conditional or special use permits to construct a project), including, for example, the New York Accelerated Renewable Energy and Community Benefit Act (applicable to siting and permitting large scale renewable energy projects in New York) may require similar consultations with applicable state-level agencies and/or the preparation of a similar assessment of environmental impacts pursuant to state law.

CPV’s operations also are subject to a number of federal and state laws and regulations designed to protect the safety and health of workers, including the federal Occupational Safety and Health Act, and equivalent state laws.

Permits/licenses required in connection with operational projects

As part of its activities, CPV is required to obtain and hold permits due to various federal, state and local legislation and regulations relating to power plant operations and environmental protection. Such permits are required both due to the activities of the power plants involving generation therein based on natural gas and the impact of the generation process on the air and water in the area of the facilities, as well as a result of construction of the renewable energy facilities (wind farms and solar fields) that could constitute environmental hazards and have a harmful impact on the area in which they are located. The main required permits/licenses (without distinction between different requirements of the various jurisdictions in which the power plants / facilities are located):

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

3.
Renewable energy facilities are frequently required to obtain coverage under general permits applicable to the control of stormwater and the discharge of dredged and fill materials to waters of the United States; depending on the size of the area impacted, such facilities may require individual permits from the ACOE for such impacts, although usually projects can be sited to avoid this requirement.

4.	State or local siting permits for renewable energy facilities (permit requirements will depend on the state and locality where the project is situated).

All of CPV’s active plants, as well as the plant under construction, hold relevant valid permits for their operational and/or construction activities. With respect to CPV Valley, it commenced operations in January 2018 under a combined Air State Facility and a pre-construction Prevention of Significant Deterioration permit (together, the “ASF Permit”), among other permits and approvals. Valley subsequently filed its Title V Air Permit Application on August 24, 2018, (which is required to replace the ASF Permit) and continued operations under the automatic permit extension provision in the State Administrative Procedure Act, which also extends the ASF Permit. The New York State Department of Environmental Conservation (“NYSDEC”) published notice on May 29, 2019 that the Title V application was complete. NYSDEC was required to make a final determination on CPV Valley’s Title V permit application within eighteen months after the application was deemed complete. Rather than making a final determination within that time frame, however, NYSDEC revoked its prior application completeness determination and issued a Notice of Incomplete Application on November 29, 2020. NYSDEC stated that CPV Valley was required to provide an assessment of how NYSDEC’s issuance of a Title V permit would be consistent with the Statewide greenhouse gas emissions reduction requirements (including a 40% reduction in greenhouse gas emissions in New York by 2030, net zero greenhouse gas emissions by 2050, and 100% zero-emission electric generation by 2040) established in the New York Climate Leadership and Community Protection Act (the “CLCPA”) that was passed in July 2019. CPV Valley is engaged in discussions with NYSDEC staff to identify the scope of the information the NYSDEC seeks under the CLCPA. CPV Valley can continue to operate under the ASF Permit until a final determination is made regarding the Title V permit. There is no certainty regarding receipt of a Title V permit or timing thereof. If the NYSDEC rejects the facility’s application for a Title V permit and such rejection is upheld if challenged, CPV Valley would not be permitted to continue operation; alternatively, the NYSDEC may seek to include terms and conditions in the Title V permit that adversely affects CPV Valley’s operations or financial performance.

A direct or indirect change in ownership or control of voting rights in a corporation that provides infrastructure services (“public utilities”) (including one of the CPV project companies in the U.S.) within the jurisdiction of the FERC, or in any property used for infrastructure services, may be subject to FERC approval, pursuant to the Federal Power Act. Such approval may also be required for holding the position of officers or directors in corporations that provide infrastructure services or certain other companies that provide financing or equipment for infrastructure services. The FERC also applies the requirements in the Public Utility Holding Company Act of 2005 to companies that directly or indirectly hold at least 10% of the voting rights in companies that, among other activities, own or operate facilities that generate electricity for sale, including renewable energy facilities. There is similar state regulation in some states that regulates ownership or control, directly or indirectly through subsidiaries, of voting rights in corporations that provide infrastructure services. Therefore, the acquisition of 10% or more of the share capital of OPC, or Kenon may be subject to FERC approval, and such direct or indirect acquisition may also be subject to the approval of state regulatory authorities in some U.S. states where the company has business operations.

Property taxes/community payments

In general, each CPV project company is subject to property taxes annually paid to the local jurisdiction in which it is located. In some cases (Shore, Maryland, Valley, Maple Hill and Towantic), the projects have come to an arrangement for a long-term payment which replaces the regular assessment and taxation process or recognizes certain exemption provisions in relevant laws or regulations. The long-term payment arrangements run between 20 and 35 years from COD for each applicable project. In other cases (Fairview & Keenan), the projects are subject to an annual assessment on the value of their taxable property and then pay property taxes at the relevant taxing jurisdiction rates.

In addition, certain CPV project companies (Fairview and Valley) entered into agreements for the benefit of community purposes in their respective local communities. The long-term payments by virtue of such agreements fund community entities or reimburse the local community for the impact during construction. These payments are spread over periods of 20 to 30 years from COD.

Other Relevant Legislation

In November 2021, the US Congress approved a bipartisan infrastructure law, signed by the President of the US (hereinafter - the “Infrastructure Act”). The Infrastructure Act is the first part of legislation (which includes two parts) addressing many sectors of the US economy, including transportation, construction, and energy. A significant part of the Infrastructure Act addresses the expansion of transmission infrastructure, research and development of technologies, including carbon capture and use of hydrogen, reinforcement of the grid, and energy efficiency. However, there are several provisions within the legislation that provide funding opportunities through the Department of Energy to support the development of zero and low emitting generation projects. A second piece of relevant legislation, known as the Build Back Better (“BBB”) Act from an energy perspective focuses on tax incentives to support numerous zero and low carbon technologies. The BBB Act bill that passed the House of Representatives in November of 2021 was passed largely along a party line vote (one democrat and all republicans voting against) included refundable production and investment tax credits for the expansion of renewable energy production facilities, carbon capture technologies and hydrogen investments.  The BBB Act remains in negotiations in the Senate.  As of the date of the report, there is uncertainty regarding the enactment of the BBB Act as a singular piece of legislation or whether it can be passed at least in part incrementally through smaller limited scope standalone bills. If the energy provisions of the BBB Act are passed in separate bills, such legislation may have a significant effect on electricity demand by promoting low-carbon transport and a low-carbon economy while raising standards for electricity generation using clean energy.

In April 2021, PJM established an Interconnection Process Reform Task Force that includes PJM staff and PJM member stakeholders to study and propose reforms to PJM’s interconnection process to address, among other items, a large backlog of proposed projects awaiting the completion of their interconnection studies and its effect on the iterative cost-causation process that allocates network upgrade costs to a proposed project. PJM staff and management have proposed a new interconnection process framework as well as options for transitioning from the current process to the new framework. Each of these are expected to be voted on by the task force in the first quarter of 2022 with the corresponding PJM FERC tariff changes to be developed and filed for approval at FERC by the end of the 3rd quarter of 2022, and with the transition to the new system to start in the 4th quarter of 2022. Under the proposed process the interconnection study and cost allocation construct would shift to cluster/cycle group study process and the current first-in/first-out processing construct would shift to a first-ready/first-out processing. Under the transition proposal PJM will stop accepting new interconnection requests from the transition effective date until the new framework begins to be used—which under the different transition options under consideration could be from one year up to as long as four years. During the FERC review process and prior to implementation, PJM has stated that they will continue to work to complete existing interconnection requests. The exact impact on CPV’s projects is yet to be determined although some of CPV’s projects that are expected to operate in the PJM market may be delayed.

Qoros

Kenon holds a 12% interest in Qoros, a China-based automotive company. Kenon previously held a 50% stake in Qoros prior to the Majority Shareholder’s investment in Qoros, and was one of the founding members of the company.

In 2018, the Majority Shareholder acquired 51% of Qoros from Kenon and Chery for RMB 3.315 billion, as part of a total investment of approximately RMB 6.63 billion by the Majority Shareholder, of which RMB 6.5 billion was ultimately invested in Qoros’ equity. As a result of this investment, Kenon and Chery had 24% and 25% stakes in Qoros, respectively. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder for a price of RMB1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the Majority Shareholder, and Kenon retains a put option to sell this interest to the Majority Shareholder for a price of RMB 1.56 billion (approximately $220 million). As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%.

In April 2021, Kenon’s subsidiary Quantum entered into an agreement with the Majority Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $245 million). The agreement provided that a deposit of 5% was due July 30, 2021 and that the purchase price would be payable in installments through March 31, 2023. Neither the deposit nor the initial payment, due September 30, 2021, were paid, and we have not had any confirmation from the Majority Shareholder or the Baoneng Group as to when payments will be made or if payments will be made at all. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with CIETAC. The proceedings are ongoing.

The agreement also provides that any payment delayed for more than 30 days is subject to interest. In addition, as a result of the payment delay, Quantum currently has the right to exercise the put option it has over its remaining shares.

Kenon had outstanding “back-to-back” guarantee obligations of approximately $16 million to Chery in respect of guarantees that Chery has given in respect of 50% of the RMB 3 billion and 100% of the RMB 700 million loan facilities. In the fourth quarter of 2021, Chery paid the full amount of its guarantee obligations relating to these two loans. Chery had issued to Kenon demand notices to pay these guaranteed amounts. Kenon has paid the amount demanded by Chery, and does not have any remaining guarantee obligations with respect to Qoros debt.

Substantially all of Quantum’s interests in Qoros are pledged to secure Qoros’ RMB 1.2 billion loan facility. Although the Majority Shareholder was required to assume its pro rata share of pledge obligations in lieu of Quantum’s, it has not yet provided such pledges, and Quantum’s pledge has not been released. Baoneng Group has provided Kenon with a guarantee for a certain percentage, and up to all, of Quantum’s pledge obligations.

Kenon understands that Qoros continues to engage in discussions with the lenders and other relevant stakeholders relating to its other outstanding bank loans and resumption of operations, including manufacturing production which has been shut down since July 2021.

If Quantum exercises its put option, the Majority Shareholder will be required to assume the full pledge. The guarantee provided by Baoneng Group provides for a number of obligations, including the obligation for Baoneng Group to reimburse Kenon in the event Quantum’s shares are foreclosed. Currently, Baoneng Group is required to deposit an amount sufficient in escrow to ensure sufficient collateral to avoid the banks foreclosing the Qoros shares pledged by Quantum. Baoneng Group has failed to do so after Kenon made a demand in the fourth quarter of 2021, and in November 2021, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by the Majority Shareholder. The court proceedings are ongoing. This litigation is not related to Kenon’s back-to-back guarantees to Chery. Kenon has obtained an order freezing certain assets of Baoneng Group in connection with the litigation pursuant to a court order. There is no assurance that Kenon will recover sufficient amount of assets to cover the losses resulting from the breach of contract by Baoneng Group, however, and such failure to recover may affect Kenon’s ability to realize any value in respect of Kenon’s remaining shares in Qoros. Since April 2020, Kenon no longer accounts for Qoros pursuant to the equity method of accounting and in 2021, Kenon wrote down the value of Qoros to zero.

Qoros’ Description of Operations

Qoros is an automobile manufacturer in China.

Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D-segments. Qoros developed its vehicles in accordance with international standards of quality and safety, working in conjunction with global entities from both automotive and non-automotive industries. A significant portion of Qoros’ sales in 2021 and 2020 have been SUV vehicles.

The manufacturing production at Qoros has been shut down since July 2021.

Qoros’ Investment Agreement

In January 2018, the Majority Shareholder acquired 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $526 million), which was part of an investment structure to invest a total of approximately RMB 6.63 billion (approximately $1,053 million) by the Majority Shareholder. As a result of the 2018 investment, Kenon’s and Chery’s interests in Qoros were reduced to 24% and 25%, respectively. In April 2020, we sold half of our remaining interest in Qoros (i.e. 12%) to the Majority Shareholder for a price of RMB 1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the Majority Shareholder. As a result of the 2020 sale, Kenon holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%. For purposes of this section, references to Kenon include Quantum (Kenon’s wholly-owned subsidiary which owns Kenon’s interest in Qoros) and references to Chery include Wuhu Chery (the direct owner of Chery’s interest in Qoros).

The 2018 investment was made pursuant to an investment agreement among the Majority Shareholder, Quantum, Wuhu Chery and Qoros.

In connection with the 2018 investment, Kenon received initial cash proceeds of RMB 1.69 billion (approximately $260 million) and Chery received cash proceeds of RMB 1.625 billion (approximately $250 million). The investment was based on an RMB 6.5 billion pre-investment valuation of Qoros, excluding RMB 1.9 billion.

Guarantee Obligations and Equity Pledges

Kenon had outstanding “back-to-back” guarantee obligations of approximately $16 million to Chery in respect of guarantees that Chery has given in respect of 50% of the RMB 3 billion and 100% of the RMB 700 million loan facilities. In the fourth quarter of 2021, Chery paid the full amount of its guarantee obligations under these two loans. Kenon had total outstanding back-to-back guarantees to Chery of approximately $16 million in respect of these loans, and Chery had issued to Kenon demand notices to pay these guaranteed amounts. Kenon has paid the $16 million back-to-back guarantees to Chery, and Kenon does not have any additional credit guarantee obligations with respect to Qoros debt.

Quantum has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. Although the Majority Shareholder was required to assume its pro rata share of pledge obligations, it has not yet provided all such pledges. Baoneng Group has provided Kenon with a guarantee for a certain percentage, and up to all, of Quantum’s pledge obligations.

Kenon’s Put Option

Kenon has a put option over its remaining equity interest in Qoros. The investment agreement and the Qoros Joint Venture Agreement provide Kenon with the right to cause the Majority Shareholder to purchase up to 50% of its remaining interest in Qoros at the time of the 2018 investment for up to RMB 1.56 billion (approximately $220 million), subject to adjustments for inflation, during the three-year period beginning from the closing of the 2018 investment. The investment agreement further provided that from the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB 1.56 billion (approximately $220 million), subject to adjustment for inflation. Another company within the Baoneng Group guarantees this put option as it has granted a similar option. The put option requires six months’ notice for exercise (except as described below under “—Kenon’s Agreement to Sell its Remaining 12% Interest in Qoros to the Majority Shareholder”). The 2020 sale described below under “—Kenon’s 2020 Sale of 12% Interest in Qoros to the Majority Shareholder” was not made pursuant to this put option. See also “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations— We face risks in relation to the agreement to sell all of Kenon’s remaining interest in Qoros.”

The investment agreement provides that any changes in the equity holdings of Qoros by Kenon, Chery or the Majority Shareholder, including as a result of the put option described above, will result in adjustments to the respective parties’ pro rata obligations of the Qoros bank guarantees and pledges described above according to their equity ownership in Qoros.

If Quantum exercises its put option, the Majority Shareholder will be required to assume the full pledge. The guarantee provides for a number of obligations, including the obligation for Baoneng Group to reimburse Kenon in the event Quantum’s shares are foreclosed. Currently, Baoneng Group is required to deposit an amount sufficient in escrow to ensure sufficient collateral to avoid the banks foreclosing the Qoros shares pledged by Quantum. Baoneng Group has failed to do so after Kenon made a demand in the fourth quarter of 2021, and in November 2021, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by the Majority Shareholder. The court proceedings are ongoing. This litigation is not related to Kenon’s back-to-back guarantees to Chery. Kenon has obtained an order freezing certain assets of Baoneng Group in connection with the litigation pursuant to a court order. There is no assurance that Kenon will recover sufficient amount of assets to cover the losses resulting from the breach of contract by Baoneng Group, however, and such failure to recover may affect Kenon’s ability to realize any value in respect of Kenon’s remaining shares in Qoros. The manufacturing production at Qoros has been shut down since July 2021. Since April 2020, Kenon no longer accounts for Qoros pursuant to the equity method of accounting and in 2021, Kenon wrote down the value of Qoros to zero.

Kenon’s 2020 Sale of 12% interest in Qoros to the Majority Shareholder

In April 2020, Kenon sold half of its remaining interest in Qoros (i.e. 12%) to the Majority Shareholder for a price of RMB 1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial 2018 investment by the Majority Shareholder. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%. The Majority Shareholder has agreed to assume its pro rata share of the pledge obligations with respect to the RMB 1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. As a result of the initial investment in 2018 and the 2020 sale by Kenon, the Majority Shareholder is required to pledge additional shares or to provide other support acceptable to the lender banks. To date, the Majority Shareholder has not provided such pledges and Kenon has not been proportionately released by the bank lenders from these pledge obligations. However, following the 2020 sale to the Majority Shareholder, the Majority Shareholder has provided Kenon with a guarantee for a certain percentage, and up to all, of Quantum’s share of the pledge obligations.

Kenon’s Agreement to Sell its Remaining 12% Interest in Qoros to the Majority Shareholder

In April 2021, Kenon’s subsidiary Quantum entered into an agreement with the Majority Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $241 million). The agreement provided that a deposit of 5% was due July 30, 2021 and that the purchase price would be payable in installments through March 31, 2023.

Neither the deposit nor the initial payment, due September 30, 2021, were paid, and we have not had any confirmation from the Majority Shareholder or the Baoneng Group as to when payments will be made or if payments will be made at all. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with the CIETAC. The proceedings are ongoing.

The agreement also provides that any payment delayed for more than 30 days is subject to interest. In addition, as a result of the payment delay, Quantum currently has the right to exercise the put option it has over its remaining shares.

Substantially all of Quantum’s shares in Qoros remain pledged to Qoros’ lenders and any transfer of Kenon's remaining stake in Qoros would require a release of the pledge over Kenon's shares in Qoros as well as obtaining necessary regulatory approvals and registrations.

Kenon faces risks in connection with the sale agreement. See “Item 3.D Risk Factors—Risks Related to Our Strategy and Operations—We face risks in relation to the agreement to sell all of Kenon’s remaining interest in Qoros.”

Qoros’ Joint Venture Agreement

We are party to a joint venture agreement, or the Joint Venture Agreement, entered into on February 16, 2007, which has been amended to reflect the Majority Shareholder’s 63% interest in Qoros. The Joint Venture Agreement sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, Wuhu Chery and the Majority Shareholder with respect to Qoros.

The Joint Venture Agreement is governed by Chinese law. Under the Joint Venture Agreement, certain matters require the unanimous approval of Qoros’ board of directors, while other matters require a two-thirds or a simple majority board approval. Matters requiring unanimous approval of the Qoros board include amendments to Qoros’ articles of association, changes to Qoros’ share capital, the merger, division, termination or dissolution of Qoros, the sale or otherwise disposal of all or a material part of Qoros’ fixed assets for an amount equal or greater than RMB 200 million (approximately $29 million) and the issuance of debentures or the creation of third-party security interests over any of Qoros’ material fixed assets (other than those provided in connection with legitimate Qoros loans). Matters requiring approval by two-thirds of the board include the acquisition of majority equity interests in another entity for an amount exceeding 5% of Qoros’ net asset value, termination of any material partnership or joint venture contract, profit distribution plans, the sale or otherwise disposal of all or a material part of Qoros’ fixed assets for an amount equal or greater than RMB 60 million (approximately $9 million) but less than RMB 200 million (approximately $29 million), and capital expenditures and investments which are equal to or greater than the higher of $4 million or 10% of the approved annual budget.

Pursuant to the terms of the Joint Venture Agreement, we have the right to appoint two of Qoros’ nine directors, Wuhu Chery has the right to appoint two of Qoros’ directors and the Majority Shareholder has the right to appoint the remaining five of Qoros’ directors. If the Majority Shareholder’s stake in Qoros increases to 67% through a new investment in Qoros, the board of directors of Qoros will be further adjusted such that Qoros will have a six-member board of directors, of which the Majority Shareholder will have the right to appoint four directors, while Kenon and Wuhu Chery will each have the right to appoint one director. The Majority Shareholder has the right to nominate Qoros’ Chief Executive Officer and Chief Financial Officer. The nomination of Qoros’ Chief Executive Officer and Chief Financial Officer are each subject to the approval of Qoros’ board of directors by a simple majority vote. Quantum and Wuhu Chery each have the right to nominate one of Qoros’ deputy Chief Financial Officers. Such nominations by Quantum and Wuhu Chery are subject to the approval of Qoros’ board of directors by a simple majority vote.

The Joint Venture Agreement restricts transfers of interests in Qoros by the shareholders (other than transfers to affiliates). Quantum may transfer all of its interest in Qoros to any third-party, subject to the rights of first refusal discussed below. During the five-year period following the closing of the investment, Wuhu Chery and the Majority Shareholder may not transfer any or all their interests in Qoros to any third-party without consent of the other joint venture partners (except for assignments in relation to an initial public offering of Wuhu Chery’s interest in Qoros).

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

The Joint Venture Agreement also reflects Kenon’s put option and the Majority Shareholder’s right to make further investments in Qoros.

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

ZIM

Information in this report on ZIM is based on ZIM’s annual report on Form 20-F filed with the SEC on March 9, 2022.

Overview

ZIM is a global container liner shipping company with leadership positions in niche markets where ZIM believes it has distinct competitive advantages that allow ZIM to maximize its market position and profitability. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

As of December 31, 2021, ZIM operated a fleet of 118 vessels and chartered-in 96.9% of its TEU capacity and 96.6% of the vessels in its fleet. For comparison, according to Alphaliner, ZIM’s competitors chartered-in on average approximately 50% of their fleets. In an effort to respond to increased demand for container shipping services globally, between January 1, 2021 and December 31, 2021, ZIM chartered-in an additional 29 vessels (net, not including vessels pending delivery). ZIM deployed these vessels in its newly launched as well as in its existing service lines across the globe. In addition, during 2021, ZIM has chartered eight car carrier vessels and increased the volume and frequency of its car carrier services from the Far East to Israel and additional countries in Europe and the Mediterranean. In February and July 2021, ZIM and Seaspan Corporation entered into strategic agreements for the long-term charter of ten 15,000 TEU and fifteen 7,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with the vessels expected to be delivered to ZIM between February 2023 and throughout 2024. Furthermore, ZIM has also entered into a new eight-year charter agreement with a shipping company that is an affiliate to its largest shareholder, Kenon, according to which ZIM will charter three 7,000 TEU LNG dual fuel container vessels, expected to be delivered during the first and second quarters of 2024. During the second half of 2021, ZIM has completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, for an aggregated amount of $355 million. As of March 1, 2022, five of these vessels were delivered to ZIM out of the total eight purchased. See “—ZIM’s vessel fleet.”

In February 2022, ZIM announced a new chartering agreement with Navios Maritime Partners L.P. for a total of 13 vessels (including five of which are secondhanded), ranging from 3,500 to 5,300 TEUs. On March 30, 2022, ZIM announced a new chartering agreement with MPC Container Ships ASA for the 7-year charter of a total of six 5,500 TEU wide beam newbuild vessels for total charter hire consideration of approximately $600 million. The vessels are expected to be delivered between May 2023 and February 2024.

ZIM operates across five geographic trade zones that provide ZIM with a global footprint. These trade zones include (for the year ended December 31, 2021): (i) Transpacific (39% of carried TEUs), (ii) Atlantic (18%), (iii) Cross Suez (10%), (iv) Intra-Asia (27%) and (v) Latin America (6%). Within these trade zones, ZIM strives to increase and sustain profitability by selectively competing in niche trade lanes where ZIM believes that the market is underserved and that ZIM has a competitive advantage versus its peers. These include both trade lanes where ZIM has an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which ZIM is often driven by demand from its customers as they are not serviced in-full by its competitors. Several examples of niche trade lanes within ZIM’s geographic trade zones include: (i) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where ZIM maintains a 10% market share, (ii) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 7% market share and (iii) Far East to US East Coast (Pacific trade zone), 9.5% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (CTS).

During 2021, ZIM expanded its services to include, among others: (i) the launch of a new express service line connecting South East Asia to Los Angeles (ZX2); (ii) a new e-commerce line connecting Taiwan and Central China to USWC (ZX3); (iii) a new joint Asia-USEC service line with 2M connecting South China, Vietnam and the USEC (ZSE); (iv) extension of our Africa lines with a new China-East Africa service (CEA) in cooperation with Hapag Lloyd and ONE; (v) a new service connecting Turkey to USEC and Gulf (ZCT) in cooperation with Hapag Lloyd; (vi) a new service connecting N. Europe and USEC (ZNE, currently suspended until further notice); (vii) A new service connecting Israel and Turkey to the Indian subcontinent (ZMI); (viii) a new independent pendulum service on the Asia-Mediterranean and Pacific North West (ZMP), planned to be launched in April 2022; and (ix) a new speedy e-commerce service from China and South East Asia to the US East Coast (ZXB).

As of December 31, 2021, ZIM chartered-in most of its capacity; in addition, 80.7% of ZIM’s chartered-in vessels are under leases having a remaining charter duration of more than one year (or 81.6% in terms of TEU capacity). ZIM continues to adjust its operations in response to the ongoing COVID-19 pandemic. ZIM’s fleet, mainly in terms of the size of its vessels, enables it to optimize vessel deployment to match the needs of both mainland and regional routes and to ensure high utilization of its vessels and specific trade advantages. The majority of ZIM’s operated vessels have capacities that range from less than 1,000 TEUs to almost 10,000 TEUs although in February 2021, ZIM entered into a long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels, pursuant to its strategic agreement with Seaspan (See “—ZIM’s vessel fleet—Strategic Chartering Agreements”). Furthermore, ZIM operates a modern and specialized container fleet, which it significantly increased during 2021 to a capacity of nearly 1 million TEUs, which acts as an additional value-added service offering, attracting higher yields than standard cargos.

As of December 31, 2021, ZIM chartered-in most of its capacity; in addition, 80.7% of ZIM’s chartered-in vessels are under leases having a remaining charter duration of more than one year (or 81.6% in terms of TEU capacity). ZIM continues to adjust its operations in response to the ongoing COVID-19 pandemic. ZIM’s fleet, mainly in terms of the size of its vessels, enables it to optimize vessel deployment to match the needs of both mainland and regional routes and to ensure high utilization of its vessels and specific trade advantages. The majority of ZIM’s operated vessels have capacities that range from less than 1,000 TEUs to almost 10,000 TEUs although in February 2021, ZIM entered into a long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels, pursuant to its strategic agreement with Seaspan (See “—ZIM’s vessel fleet—Strategic Chartering Agreements”). Furthermore, ZIM operates a modern and specialized container fleet, which it significantly increased during 2021 to a capacity of nearly 1 million TEUs, which acts as an additional value-added service offering, attracting higher yields than standard cargos.

ZIM’s network is significantly enhanced by cooperation agreements with other leading container liner companies and alliances, allowing ZIM to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding its service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. ZIM’s strategic collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC), which was launched in September 2018 and provides faster, wider and more efficient service in 4 trade lanes, 12 services and approximately 23,500 TEUs. Effective as of April 2022, the cooperation agreement with the 2M Alliance will be updated to cover Asia-U.S. East Coast and the Asia-U.S. Gulf Coast with 2 trade lanes, 8 services and approximately 15,400 weekly TEUs. In addition to its collaboration with the 2M Alliance, ZIM also maintains a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, ZIM partners with both global and regional liners in order to extend its services in the region.

ZIM has a highly diverse and global customer base with approximately 36,000 customers (which considers each of ZIM’s customer entities separately, even if it is a subsidiary or branch of another customer) using ZIM’s services. In 2021, ZIM’s 10 largest customers represented approximately 17% of its freight revenues and its 50 largest customers represented approximately 32% of its freight revenues. One of the key principles of ZIM’s business is its customer-centric approach and ZIM strives to offer value-added services designed to attract and retain customers. ZIM’s strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with all of its top 10 customers in 2021 having a relationship with ZIM lasting longer than 10 years.

ZIM has focused on developing technologies to support its customers, including improvements in its digital capabilities to enhance both commercial and operational excellence. ZIM uses its technology and innovation to power new services, improve its customer experience and enhance its productivity and portfolio management. Several recent examples of ZIM’s digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, ZIM’s easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, ZIM has formed a number of partnerships and collaborations with third-party start-ups for the development of multiple engines of growth which are adjacent to ZIM’s traditional container shipping business. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, an Israeli cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “ZMark”, a new initiative in cooperation with Sodyo, an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.), whose technology is extremely fast and suitable for multiple types of media; (iii) ZIM’s investment in and partnership with WAVE, an electronic B/L based on blockchain technology, to replace and secure original documents of title; (iv) ZIM’s investment in and partnership with Ladingo, a one-stop-shop for Cross Border Shipments with all-in-one, easy to use software and fully integrated service, making it easier, more affordable and risk free to import and export LCLs, FCLs or any large and bulky shipments; and (v) Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end-to-end shipping solution that is initially targeting US & Canadian small and medium-sized businesses importing from China, Vietnam and Israel.

Over the past three years ZIM has taken initiatives to reduce and avoid costs across its operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports).

ZIM is headquartered in Haifa, Israel. As of December 31, 2021, ZIM had 5,931 full-time employees worldwide (including contract workers). In 2021 and 2020, ZIM carried 3.48 million and 2.84 million TEUs, respectively, for its customers worldwide. During the same periods, ZIM’s revenues were $10,729 million and $3,992 million, its net income was $4,649 million and $524 million and its Adjusted EBITDA was $6,597 million and $1,036 million, respectively.

ZIM’s services

With a global footprint of more than 200 offices and agencies in approximately 100 countries, ZIM offers both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

Comprehensive logistics solutions

ZIM offers its customers comprehensive logistics solutions to fit their transportation needs from door-to- door. ZIM’s wide range of transportation services, handled by its highly trained sea and shore crews and supported with personalized customer service and its unified information technology platform, allows ZIM to offer its customers higher quality and tailored services and solutions at any time around the world. During June 2021, similar to its peers, ZIM has experienced capacity shortages and long dwell time throughout the logistic chain. In June 2021, ZIM has extended its commercial cooperation with Alibaba for two more years and until 2023.

ZIM’s services and geographic trade zones

As of December 31, 2021, ZIM operated a global network of 70 weekly lines, calling at 304 ports in more than 90 countries. ZIM’s shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. ZIM has achieved leadership positions in specific markets by focusing on trades where it has distinct competitive advantages and can attain and grow its overall profitability.

ZIM’s shipping lines are organized into geographic trade zones by trade. The table below illustrates ZIM’s primary geographic trade zones and the primary trades they cover, as well as the percentage of ZIM’s total TEUs carried by geographic trade zone for the years ended December 31, 2021, 2020 and 2019:

		Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2021	2020	2019
Pacific	Transpacific	39%	40%	36%
Cross-Suez	Asia-Europe	10%	12%	13%
Atlantic-Europe	Atlantic	18%	21%	21%
Intra-Asia	Intra-Asia	27%	21%	23%
Latin America	Intra-America	6%	6%	7%
		100%	100%	100%

Pacific geographic trade zone.

The Pacific geographic trade zone serves the Transpacific trade, which covers trade between Asia, including China, Korea, Southeast Asia, the Indian subcontinent, and the Caribbean, Central America, the Gulf of Mexico and the east coast and west coast of the United States and Canada. ZIM’s services within this geographic trade zone also connect to Intra-Asia and Intra-America regional feeder lines, which provide onward connections to additional ports.

Pacific Northwest service.

Based on information from PIERS, Port of Vancouver and Prince Rupert Port Authority, approximately 50% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. ZIM holds a position within the PNW, mostly via two Canadian gateways, the Vancouver and Prince Rupert ports, and also the Seattle port, which enable ZIM to serve the very large Canadian and U.S. Midwest markets quickly and efficiently, while also avoiding the highly congested ports of Long Beach and Oakland and using the similarly congested Los Angeles port only for ZIM’s ZEX, ZX2 and ZX3 services. ZIM’s strategic relationships in these markets with Canadian National Railway Company (“CN”), a rail operator, and with the 2M Alliance have allowed it to obtain competitive rates and provide consistent, high-quality service to its customers. In February 2022, ZIM announced its intention to launch an independent service line to the Pacific Northwest trade, replacing the current cooperation commencing from April 2022.

Pacific Southwest Coast services.

In response to the growing trend in eCommerce, ZIM launched during 2020 and 2021, three eCommerce Xpress high-speed services, focusing on e-Commerce between South China and Los Angeles (ZEX, ZX2 and ZX3 lines). As a result of current global market conditions due to COVID-19, ZIM has been experiencing heavy congestion in USWC ports throughout 2021, causing disruption to these services’ schedules. For additional information on measures declared by the port of Los Angeles and the port of Long Beach, see “Item 3.D Risk factors—Risks Related to Our Interest in ZIM—Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and ZIM may incur additional costs as a result thereof.”

Asia-U.S. All-Water service.

With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. Within its cooperation with the 2M, ZIM operates across eight services: six to USEC and two to the USGC. In January and February 2022, ZIM announced its intention to operate the joint services with the 2M Alliance based on a slot exchange and vessel sharing agreement. Accordingly, as of April 2022, ZIM will solely operate two out of the six joint Asia to USEC services (ZCP & ZSE) as well as three additional vessels on one of two joint Asia to USGC services (ZGX).

As of December 31, 2021, ZIM offered 13 services in the Pacific geographic trade zone, which had an effective weekly capacity of 24,217 TEUs and covered all major international shipping ports in the Transpacific trade. ZIM’s services in the Pacific geographic trade zone accounted for 54% of its freight revenues from containerized cargo for the year ended December 31, 2021.

Cross-Suez geographic trade zone.

The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia- Black Sea/East Mediterranean Sea sub-trade, which is one of ZIM’s key strategic zones. In previous years, this trade was characterized by intense competition, and ZIM has undertaken several initiatives to help it remain competitive within it. During 2021, cargo demand in this trade exceeded the available supply.

ZIM’s cooperation with the 2M Alliance which began in March 2019 is a slot charter agreement on two services from Asia to the East Mediterranean and is expected to terminate effective as of April, 2022. In February 2022, ZIM has announced the launch of an independent service line the Asia-Mediterranean trade replacing the current cooperation. In addition, ZIM terminated its slot purchase from MSC which began in October 2018 on two lines in India-East Mediterranean trade and replaced this cooperation with an independent service line on this trade in December 2021.

As of December 31, 2021, ZIM offered five services in the Cross-Suez geographic trade zone, which had an effective weekly capacity of 7,888 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 13% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2021.

Atlantic-Europe geographic trade zone.

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. ZIM’s services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, ZIM has had a cooperation agreement with Hapag-Lloyd and other companies in its Atlantic services. In addition, ZIM has terminated its cooperation agreements with MSC in the Intra-Europe/Mediterranean trade and intends to replace this cooperation with an extension to North Europe on its recently launched ISC-Mediterranean independent service. ZIM also has a cooperation agreement with COSCO in the Intra-Mediterranean trade.

As of December 31, 2021, ZIM offered 13 services within this geographic trade zone, with an effective weekly capacity of 10,232 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 10% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2021.

Intra-Asia geographic trade zone.

The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trades within regional ports in Asia, including ISC (Indian sub-continent), Africa and Australia. The Intra-Asia geographic trade zone accounted for 18% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2021. ZIM’s services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that ZIM has made to respond to changes in trade and market conditions.

The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a significant presence within this trade, which is primarily serviced by relatively small vessels. However, larger vessels that operate in the intercontinental trade also serve this trade and call at ports within the region. ZIM has cooperation agreements with several other shipping companies within this trade.

As of December 31, 2021, ZIM offered 29 services within this geographic trade zone with an effective weekly capacity of 17,482 TEUs. ZIM’s services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa, Thailand, Vietnam, New Zealand and Australia, and connect to shipping lines within its Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone.

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to ZIM’s Pacific and Atlantic-Europe geographic trade zones. ZIM cooperates with other carriers within the regional services and, in the Asia-East Coast South America and Mediterranean- East Coast South America sub-trades, mostly by slots purchase. As of December 31, 2021, ZIM offered ten services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 3,495 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to ZIM’s Pacific and Atlantic- Europe services. The Latin America geographic trade zone accounted for 5% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2021.

Types of cargo

The following table sets forth details of the types of cargo ZIM shipped during the year ended December 31, 2021 as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,923,428	3,249,958
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	87,207	172,706
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	48,832	58,751
Total		2,059,467	3,481,415

Transportation of Vehicles

In addition to containerized cargo, ZIM also transports vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan, South Korea and India. During 2021, ZIM has chartered 8 car carrier vessels and expanded the volume and its range of services to include additional calls to ports in Europe and the Mediterranean.

ZIM’s vessel fleet

As of December 31, 2021, ZIM’s fleet included 118 vessels (110 container vessels and 8 vehicle transport vessels), of which 4 vessels were owned by ZIM and 114 vessels are chartered-in (including 106 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements). As of December 31, 2021, ZIM’s operating fleet (including both owned and chartered vessels) had a capacity of 426,725 TEUs. The average size of ZIM’s vessels is approximately 3,867 TEUs, compared to an industry average of 4,528 TEUs.

During the second half of 2021, ZIM has completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, for an aggregated amount of $355 million. During the second half of 2021, ZIM recognized a cost of $102 million in respect of three delivered vessels with the remaining vessels expected to be delivered by April 2022. As of March 1, 2022, 5 out of 8 purchased vessels were delivered to ZIM, and ZIM may purchase additional secondhanded vessels if it evaluates such purchase is more suited to its needs than other available alternatives.

ZIM charters-in vessels under charter party agreements for varying periods. With the exception of certain vessels for which charter rates were set in connection with a restructuring arrangement ZIM undertook in 2014, ZIM’s charter rates are fixed at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2021, all of ZIM’s chartered vessels are under a “time charter,” which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with 110 vessels chartered while the crewing and technical operation of the vessel is handled by its owner, including 11 vessels chartered-in under a time charter from related parties, and 4 vessels chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with the operation of the vessel being handled by ZIM. Subject to any restrictions in the applicable arrangement, ZIM determines the type and quantity of cargo to be carried as well as the ports of loading and discharging.

ZIM’s vessels operate worldwide within the trading limits imposed by its insurance terms. As of December 31, 2021, the remaining average duration of ZIM’s charter party agreements was approximately 26.5 months.

ZIM’s fleet is comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 10,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which ZIM operates. In effort to respond to increased demand for container shipping services globally, between January 1, 2021 and December 31, 2021, ZIM chartered-in an additional 29 vessels (net, not including vessels pending delivery). ZIM deployed these vessels in both its newly launched and existing services across the globe. In addition, during 2021, ZIM has chartered 8 car carrier vessels and have expanded its car carrier services from the Far East to Israel and additional countries in Europe and the Mediterranean. As of March 1, 2022, ZIM’s fleet included 125 vessels (117 container vessels and 8 vehicle transport vessels), of which 6 vessels are owned by ZIM and 119 vessels are chartered-in (including 4 vessels accounted under sale and leaseback refinancing agreements), and had a capacity of 449,629 TEUs. Further, as of March 1, 2022, approximately 93 of ZIM’s chartered-in vessels are under long-term leases with a remaining charter duration of more than one year, as ZIM continues to actively manage its asset mix.

The following table provides summary information, as of December 31, 2021, about ZIM’s fleet:

	Number	Capacity (TEU)	Other Vessels	Total(1)
Vessels owned by ZIM	4	13,265	—	4
Vessels chartered from parties related to ZIM	10	36,208	1	11
Periods up to 1 year (from December 31, 2021)	5	15,548		5
Periods between 1 to 5 years (from December 31, 2021)	5	20,660	1	6
Periods over 5 years (from December 31, 2021)	—	—	—	—
Vessels chartered from third parties(2)	96	377,252	7	103
Periods up to 1 year (from December 31, 2021)	12	60,417	5	17
Periods between 1 to 5 years (from December 31, 2021)	80	293,770	2	82
Periods over 5 years (from December 31, 2021)	4	23,065		4
Total(3)	110	426,725	8	118

(1)	Includes 106 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16.

(2)	Includes 96 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements.

(3)
Between January 1, 2022, and March 1, 2022, ZIM took ownership of additional two vessels (net, not including vessels pending delivery). For additional strategic charter agreements for vessels pending delivery, see “—ZIM’s vessel fleet—Strategic Chartering Agreements”.

(4)
Under ZIM’s time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by ZIM. For some of the vessels that ZIM owns and for our vessels it charters under “bareboat” terms, ZIM provides its own operational and technical management services. ZIM’s operational management services include the chartering-in, sale and purchase of vessels and accounting services, while its technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of its vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of its vessels in accordance with the standards developed by ZIM, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that its vessels comply with the law of their flag state.

Strategic Chartering Agreements

Strategic Chartering Agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021, ZIM and Seaspan Corporation entered into a strategic agreement with Seaspan for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels, expected to be delivered between February 2023 and January 2024. Pursuant to the agreement, ZIM will charter the vessels for a period of 12 years and have secured an option to later elect a charter period of 15 years to be applied to all chartered vessels. ZIM’s total cost during the term of the agreement will depend on the charter period and the initial payment ZIM selects to pay. ZIM was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. ZIM intends to deploy these vessels on its Asia-US East Coast Trade as an enhancement to its service on this strategic trade.

In addition, in July 2021, ZIM announced a second strategic agreement with Seaspan for the long-term charter with monetary value in excess of $1.5 billion, of ten 7,000 TEU LNG dual fuel container vessels with an option for additional 5 vessels, to serve across ZIM’s various global-niche trades, with vessels expected to be delivered during the fourth quarter of 2023 and throughout 2024. In September 2021, ZIM announced the exercise of an option granted to it under this agreement to long-term charter five additional 7,000 TEU LNG vessels, to be delivered during the third and fourth quarters of 2024, with this option valued in excess of $750 million. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen.

ZIM announced that it expects to incur, in annualized charter hire costs per vessel, approximately $17 million in respect of the abovementioned 15,000 TEU vessels, and approximately $13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements, depending on the charter period elected.

Long-term charter agreement for LNG fueled vessels from a shipping company affiliated with Kenon

In January 2022, ZIM entered into a new eight-year charter agreement with a shipping company that is affiliated with Kenon, its largest shareholder, according to which ZIM will charter three 7,000 TEU LNG dual-fuel container vessels to be deployed in its global-niche trades for a total consideration of approximately $400 million. The vessels will be constructed at Korean-based shipyard, Hyundai Samho Heavy Industries, and are scheduled to be delivered during the first and second quarters of 2024.

Charter agreement with Navios Maritime Holdings Inc.

In February 2022, ZIM and Navios Maritime Holdings Inc. entered into a charter agreement for the charter of thirteen container vessels comprising of five secondhand vessels and eight newbuild vessels of total charter hire consideration of approximately $870 million. The five secondhanded vessels range from 3,500-4,360 TEUs and are expected to be delivered in the first and second quarter of 2022 and deployed across ZIM’s global network. The eight 5,300 TEU wide beam newbuilds are scheduled to be delivered during the third quarter of 2023 through the fourth quarter of 2024 and are expected to be deployed in trades between Asia and Africa. The charter period of the secondhanded vessels is up to 4.5 years, whereas the charter duration of the newbuild vessels is up to 5.3 years.

Charter agreement with MPC Container Ships ASA

On March 30, 2022, ZIM announced a new chartering agreement with MPC Container Ships ASA for the charter of a total of six 5,500 TEU wide beam newbuild vessels for total charter hire consideration of approximately $600 million. The vessels will be constructed at a Korean-based shipyard, Hanjin Heavy Industries & Construction Co., and are scheduled to be delivered between May 2023 and February 2024. The vessels are expected to serve on ZIM’s expanded network of expedited services, as well as other regional services. The charter period of the vessels are 7 years.

ZIM’s containers

In addition to the vessels that it owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2021, ZIM held 568,648 container units with a total capacity of 987,365 TEUs, of which 37% were owned by ZIM and 63% were leased (including 56% accounted as right-of-use assets). In some cases, the terms of the leases provide that ZIM will have the option to purchase the container at the end of the lease term.

Container fleet management

ZIM aims to reposition empty containers in the most cost-efficient way in order to minimize its overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, ZIM seeks to optimize its container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet its customers’ demands. ZIM’s global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining ZIM’s container fleet, ZIM’s logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of ZIM’s logistics initiatives relating to container fleet management:

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

ZIM’s operational partnerships

ZIM is party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by other shipping companies. ZIM does not participate in any alliances, which are a type of vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades, although ZIM does partner with the 2M Alliance on two related trades, as described below.

Strategic Cooperation Agreement with the 2M Alliance

In September 2018, ZIM entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by ZIM and by the 2M Alliance. The term of the strategic cooperation is seven years. The strategic cooperation originally included the creation of a joint network of five loops between Asia and USEC, out of which one is operated by ZIM and four are operated by the 2M Alliance. In addition, ZIM and the 2M Alliance are permitted to swap slots on all five loops under the agreement and ZIM may purchase additional slots in order to meet total demand in these trades. This strategic cooperation with the 2M Alliance enables ZIM to provide its customers with improved port coverage and transit time, while generating cost efficiencies. In March 2019, ZIM entered into a second strategic cooperation agreement with the 2M Alliance, which included a combination of vessel sharing, slot exchange and purchase, and covers two additional trade zones: Asia-East Mediterranean and Asia-American Pacific Northwest. This cooperation agreement offers four dedicated lines with extensive port coverage and premium service levels. In August 2019, ZIM launched two new U.S.-Gulf Coast direct services with the 2M Alliance. At the end of 2020, ZIM further upsized a joint service by utilizing larger vessels on the Asia U.S. Gulf Coast service and the Asia-U.S. East Coast service and in June 2021, ZIM launched a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal. In February 2022, ZIM announced its principal agreement with the 2M alliance to extend the existing collaboration agreement on the Asia-USEC and Asia-USGC under a full slot exchange and vessel sharing agreement, as well as to launch an independent pendulum service on the Asia-Mediterranean and Pacific Northwest trades, replacing its cooperation with the 2M Alliance on those trades effective as of April, 2022. Under ZIM’s new collaboration agreement with the 2M, ZIM or the 2M Alliance may not terminate the agreement during the first 18 months of the collaboration, but may terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the agreement, which is a shorter period compared to the original agreement terms.

The table below shows ZIM’s operational partners by geographic trade zone as of December 31, 2021:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓(3)	✓(3)	✓		✓
Mediterranean Shipping Company(1)	✓(3)	✓(3)		✓(4)	✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)			✓	✓	✓
China Ocean Shipping Company			✓	✓
American President Lines Ltd.			✓
ONE			✓	✓
Orient Overseas Container Line Limited			✓
Yang Ming Marine Transport Corporation(2)			✓	✓
Hyundai Merchant Marine Co., Ltd.			✓
Others			✓		✓

(1)
ZIM’s cooperation with Maersk and MSC is under the 2M Alliance framework. However, in the Cross-Suez trade, Atlantic and Latin America, ZIM also has a separate bilateral cooperation agreement with MSC, as well as a separate bilateral cooperation agreement with Maersk and in the Latin America and Intra Asia trades.

(2)
With respect to the Atlantic-Europe trade, ZIM has a swap agreement with some of THE Alliance members: Hapag-Lloyd and Yang Ming, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement in respect of the Atlantic-Europe trade with Hapag-Lloyd.

(3)	Cooperation to terminate effective as of April 2022.

(4)	Cooperation terminated in February 2022.

ZIM’s Customers

In 2021, ZIM had more than 36,000 customers using its services on a non-consolidated basis. ZIM’s customer base is well-diversified, and it does not depend upon any single customer for a material portion of its revenue. For the twelve months ended December 31, 2021, no single customer represented more than 5% of ZIM’s revenues.

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

During the last five years, end-users have constituted approximately 36% of ZIM’s customers in terms of TEUs carried, and the remainder of its customers were freight forwarders. For the years ended December 31, 2021, 2020 and 2019, ZIM’s five largest customers in the aggregate accounted for approximately 12%, 10% and 9% of its freight revenues and related services, respectively, and 8%, 7% and 7% of ZIM’s TEUs carried for each year.

Suppliers

Vessel owners

As of December 31, 2021, ZIM has contractual agreements to charter-in approximately 96.9% of its TEU capacity and 96.6% of the vessels in its fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which ZIM operates, is necessary for the operation of its business. Although ZIM has increased the number of its chartered vessels during 2021 and have entered into strategic chartering agreements, charter rates are currently at significant elevated levels for all vessel sizes, with shortage of available vessels for hire. See “Item 3.D Risk factors—Risks Related to Operating ZIM’s Vessel Fleet—ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable, and ZIM may face difficulties in chartering or owning enough vessels, including large vessels, to support its growth strategy due to the possible shortage of vessel supply in the market.”

Port operators

ZIM has Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that it uses around the world. Access to terminal facilities in each port is necessary for the operation of ZIM’s business. Although ZIM believes it has been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, the current high demand and severe congestion in ports and terminals may increase its costs and dependency on berthing windows in terminals. See “Item 3.D Risk factors—Risks Related to Our Interest in ZIM—Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and ZIM may incur additional costs as a result thereof.”

Bunker suppliers

ZIM has contractual agreements to purchase approximately 90% of its annual bunker estimated requirements with suppliers at various ports around the world. ZIM has been able to secure sufficient bunker supply under contract or on a spot basis.

Land transportation providers

ZIM has services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. ZIM has entered into a rail services agreement with CN for land transportation of its shipments destined for Canada and the United States via Vancouver and Halifax, Canada.

ZIM’s Sustainability and Focus on ESG

Through its core value of sustainability and in accordance with its code of ethics, ZIM aims to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. ZIM’s goal is to work resolutely to eliminate corruption risks, promote diversity among its teams and continuously reduce the environmental impact of its operations, both at sea and onshore. In particular, ZIM’s vessels are in full compliance with materials and waste treatment regulations, including full compliance with the IMO 2020 Regulations, and ZIM’s fuel consumption and CO2 emissions per TEU have decreased significantly in recent years. Furthermore, during 2021, ZIM has entered into strategic agreements with Seaspan for the long-term charter of tern 15,000 TEU and fifteen 7,000 TEU LNG dual-fueled vessels, and an eight-year charter of three 7,000 TEU LNG dual-fuel from a shipping company affiliated with its largest shareholder (See “ZIM—Strategic Chartering Agreements”). In addition to actively working to reduce accidents and security risks in its operations, ZIM also endeavors to eliminate corruption risks as a member of the Maritime Anti-Corruption Network, with a vision of a maritime industry that enables fair trade. ZIM also fosters quality throughout the service chain, by selectively working with qualified partners to advance its business interests. Finally, ZIM promotes diversity among its teams, with a focus on developing high-quality training courses for all employees. ZIM has invested efforts and resources in promoting diversity in the company, such as monitoring gender diversity of the company on an annual basis, collaborating with nonprofit organization to increase the hiring of employees from diverse backgrounds and with disabilities, participating in special events to raise awareness to diversity and globally communicating its efforts, both internally and externally. As ZIM continues to grow sustainability remains as its core value.

ZIM’s Competition

ZIM competes with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of its key trades, ZIM competes primarily with global shipping companies. The market is significantly concentrated with the top three carriers – A.P. Moller-Maersk Line, MSC and COSCO – accounting for approximately 46.5% of global capacity, and the remaining carriers together contributing 53.5% of global capacity as of February 2022, according to Alphaliner. As of February 2022, ZIM controlled approximately 1.7% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Item 3.D Risk factors—The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect ZIM’s market position and financial performance.”

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

ZIM’s Legal Proceedings

For information on ZIM’s legal proceedings, see Note 27 to ZIM’s audited consolidated financial statements that have been incorporated by reference herein. In respect of the alleged patent infringement claim against ZIM, as disclosed in Note 27(h) to ZIM’s audited consolidated financial statements, in March 2022, the plaintiff voluntarily withdrew the claim and the proceeding has been terminated.

ZIM’s Regulatory Matters

Environmental and other regulations in the shipping industry

Government regulations and laws significantly affect the ownership and operation of ZIM’s vessels. ZIM is subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which ZIM’s vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. These laws and regulations include OPA 90, CERCLA, the CWA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (CAA), and regulations adopted by the International Maritime Organization (IMO), including the International Convention for Prevention of Pollution from Ships (MARPOL), and the International Convention for Safety of Life at Sea (the SOLAS Convention), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with such requirements, where applicable, entails significant expense, including vessel modifications and implementation of certain operating procedures. If such costs are not covered by ZIM’s insurance policies, ZIM could be exposed to high costs in respect of environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could suffer substantive harm to its operations and goodwill to the extent that environmental damages are caused by its operations. ZIM instructs the crews of its vessels on environmental requirements and it operates in accordance with procedures that are intended to ensure compliance with such requirements. ZIM also insures its activities, where effective to do so, in order to hedge its environmental risks.

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

ZIM’s Special State Share

When the State of Israel sold 100% of its interest in ZIM in 2004 to IC, ZIM ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the Company’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s interest in ZIM or its foreign or security interests or its shipping relations with foreign countries, from having influence on our management. The key terms and conditions of the Special State Share include the following requirements:

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

Use of Proceeds of Transaction

In January 2018, Kenon used a portion of the proceeds of the transaction to repay debt of IC Power ($43 million of net debt outstanding), and to repay its loan facility with IC ($240 million including accrued interest, and $3 million withholding tax).

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

The sellers’ obligation to indemnify Nautilus Inkia Holdings LLC shall not exceed the base purchase price. The sellers’ indemnification obligations for any claims under the share purchase agreement that were agreed between the buyer and the sellers, or that were subject to a final non-appealable judgment, were supported by the following:

•	Kenon’s pledge of OPC shares representing 29% of OPC’s outstanding shares as of March 31, 2021, which pledge was agreed to expire on December 31, 2021; and

•
to the extent any obligations remain outstanding after the exercise of the above-described pledge (or payments of amounts equal to the value of the pledge), a corporate guarantee from Kenon which guarantee expires on December 31, 2021.

The indemnification obligations were previously also supported by a deferred payment agreement owing from the buyers to the sellers, which was, however, repaid in October 2020 (prior to scheduled maturity).

Pledge Agreement with respect to OPC Shares

In connection with the sale of the Inkia Business, IC Power (which was the holder of Kenon’s shares in OPC at the time of the sale) entered into a pledge agreement with the buyer of the Inkia Business (Nautilus Inkia Holdings LLC) to pledge OPC shares (at the time representing 25% of OPC’s outstanding shares) in favor of the buyer to secure the sellers’ indemnification obligations under the share purchase agreement for the sale. Following the sale of the Inkia Business, IC Power transferred all of its shares in OPC to Kenon. As a result, Kenon and the buyer entered into an amended pledge agreement, pursuant to which Kenon became the pledgor and assumed IC Power’s obligations under the pledge agreement. The pledge agreement was further amended in October 2020 in connection with the early repayment of the deferred payment agreement to increase the amount of pledged shares and the term of the pledge, and the pledged shares represented 29% of the outstanding shares of OPC as of February 27, 2022). Following the amendment of the pledge agreement in October 2020, Kenon had pledged 55 million shares of OPC. In accordance with the pledge agreement, 53.5 million shares of OPC were released from the pledge, and 1.5 million shares of OPC remain pledged in light of an indemnity claim relating to a tax assessment claim in the amount of $11 million.

Side Letter Entered into in connection with the Repayment of the Deferred Payment Agreement

In October 2020, Kenon received the full amount of the deferred consideration amount (approximately $218 million (approximately $188 million net of taxes)) under the Deferred Payment Agreement prior to the due date for such payment (December 2021). In connection with the agreement with the buyer of the Inkia Business to repay the Deferred Payment Agreement prior to scheduled maturity, the parties agreed to increase the number of OPC shares pledged from 32,971,680 to 55,000,000 shares and to extend the OPC Pledge and the corporate guarantee by one year until December 31, 2021. In addition, Kenon entered into a side letter pursuant to which Kenon agreed that, until December 31, 2021, it would maintain at least $50 million in cash and cash equivalents, and agreed to restrictions on indebtedness at the Kenon level not to exceed $3 million, subject to certain exceptions. This letter terminated on December 31, 2021.

Kenon Guarantee

Pursuant to a guarantee agreement entered into in December 2017, Kenon had agreed to guarantee payment of Inkia’s and ICPDH’s payment obligations under the share purchase agreement relating to the sale of the Inkia Business, including all of their indemnification obligations, subject to certain conditions. The guarantee was only enforceable to the extent that there remain payment obligations under the share purchase agreement after the buyer had exhausted in full its rights under the OPC share pledge and the deferred payment agreement as described above. Following extension of the guarantee as part of the side letter in connection with the repayment of the Deferred Payment Agreement, the guarantee expired on December 31, 2021.

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

Bilateral Investment Treaty (“BIT”) Claims Relating to Peru

In June 2017 and November 2018, IC Power and Kenon respectively sent Notices of Dispute to the Republic of Peru under the Free Trade Agreement between Singapore and the Republic of Peru, or the FTA, relating to two disputes described below, based on events that occurred while Kenon, through IC Power, owned and operated their Peruvian subsidiaries Kallpa and Samay I, later sold as part of the Inkia sale. In April 2019, IC Power and Kenon notified the Republic of Peru of their intent to submit the disputes to arbitration pursuant to the FTA. In June 2019, IC Power and Kenon submitted the disputes to arbitration before the International Centre for Settlement of Investment Disputes. In June 2020, IC Power and Kenon submitted a Memorial on the Merits, claiming compensation in excess of $200 million. In February 2021, Peru submitted a Counter-Memorial on the Merits and a Memorial on Jurisdiction. After a further exchange of written pleadings, the final oral hearing was held virtually from 13 to 20 December 2021. There is no fixed deadline for the issuance of the award. Set forth below is a summary of the claims.

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

Transmission Tolls Claim

Until July 2016, the responsibility for the payment for the use of the secondary and complementary transmission systems was apportioned between generators based on the use of each transmission line. OSINERGMIN identified the generators that made use of particular transmission lines and proceeded to determine payment based on actual use (or the “relevance of use” requirement).

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

The chart below represents a summary of our organizational structure, excluding intermediate holding companies, as of December 31, 2021. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

This section should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, for the years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

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

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations primarily comprise the financial results of each of its businesses. The following table sets forth the method of accounting for our businesses for each of the two years ended December 31, 2021 and our ownership percentage as of December 31, 2021:

	Ownership Percentage	Method of Accounting	Treatment in Consolidated Financial Statements
OPC	58.8%[1]	Consolidated	Consolidated
ZIM	26%[2]	Equity	Share in profits of associated company, net of tax
Qoros	12%[3]	Fair value	Long-term investment
Other

(1)
In January 2021, OPC issued 10,300,000 ordinary shares in a private placement for a total (gross) consideration of NIS 350 million (approximately $107 million). As a result of this share issuance, Kenon’s interest in OPC decreased from 62.1% to 58.2%. In September 2021, OPC issued rights to purchase approximately 13 million OPC shares to fund the development and expansion of OPC’s activity in the U.S., with investors purchasing approximately 99.7% of the total shares offered in the rights offering. The gross proceeds from the offering amounted to approximately NIS 329 million (approximately $102 million). Kenon exercised rights for the purchase of approximately 8 million shares for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights. As a result, Kenon holds approximately 58.8% of the outstanding shares of OPC.

(2)
In February 2021, ZIM completed an initial public offering of its shares on the New York Stock Exchange and, as a result of the offering, our interest in ZIM decreased from 32% to 27.8%. Between September and November 2021, Kenon sold approximately 1.2 million ZIM shares for a total consideration of approximately $67 million. As a result of the sales, Kenon held a 26% interest in ZIM (25.6% on a fully diluted basis). During March 2022, Kenon completed a sale of 6 million ZIM shares for total consideration of $463 million. As a result of the sale, Kenon now holds a 20.7% interest in ZIM and remains the largest shareholder in ZIM.

(3)
In April 2020, Kenon sold half of its interest in Qoros (i.e. 12%) to the Majority Shareholder. As a result, Kenon now has a 12% stake in Qoros and no longer accounts for Qoros under the equity method.

The results of Qoros (until the 2020 sale) and ZIM are included in Kenon’s statements of profit and loss as share in profits of associated company, net of tax, for the years set forth below, except as otherwise indicated.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2021
	OPC Israel	CPV	ZIM	Quantum[1]	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	437	51	—	—	—	488
Depreciation and amortization	(44)	(13)	—	—	(1)	(58)
Financing income	3	—	—	—	—	3
Financing expenses	(119)	(25)	—	—	—	(144)
Losses related to Qoros	—	—	—	(251)	—	(251)
Share in (losses)/profit of associated companies	—	(11)	1,261	—	—	1,250
(Loss) / Profit before taxes	(57)	(61)	1,261	(251)	(12)	880
Income tax benefit/(expense)	10	14	—	—	(29)	(5)
(Loss) / Profit from continuing operations	(47)	(47)	1,261	(251)	(41)	875
Segment assets[3]	1,512	431	—	—	227	2,170
Investments in associated companies	—	545	1,354	—	—	1,899
Segment liabilities	1,354	218	—	—	216	1,788

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Kenon’s and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(3)	Excludes investments in associates.

	Year Ended December 31, 2020
	OPC Israel	Quantum[1]	ZIM	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	386	—	—	—	386
Depreciation and amortization	(34)	—	—	—	(34)
Financing income	—	—	—	14	14
Financing expenses	(50)	—	—	(1)	(51)
Gains related to Qoros	—	310	—	—	310
Share in (losses)/profit of associated companies	—	(6)	167	—	161
Write back of impairment of investment	—	—	44	—	44
(Loss) / Profit before taxes	(9)	304	211	(5)	501
Income tax expense	(4)	—	—	(1)	(5)
(Loss) / Profit from continuing operations	(13)	304	211	(6)	496
Segment assets[3]	1,724	235	—	226 [4]	2,185
Investments in associated companies	—	—	297	—	297
Segment liabilities	1,200	—	—	6 [5]	1,206

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	Excludes investments in associates.

(4)	Includes Kenon’s, IC Green’s and IC Power’s holding company assets.

(5)	Includes Kenon’s, IC Green’s and IC Power’s holding company liabilities.

OPC

The following table sets forth summary financial information for OPC for the years ended December 31, 2021 and 2020:

	2021	2020

Revenue	488	386
Cost of Sales (excluding depreciation and amortization)	(337)	(282)
Net Loss	(94)	(13)
Adjusted EBITDA[1]	91	75
Proportionate share of EBITDA of associated companies[1]	106	—
Total Debt[2]	1,215	921

(1)
OPC defines “EBITDA” for each period as net loss for the period before depreciation and amortization, financing expenses, net and income tax expense, and “Adjusted EBITDA” for each period as net loss for the period before depreciation and amortization, financing expenses, net, income tax expense and share of losses of associated companies, net.

EBITDA and Adjusted EBITDA are not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA and Adjusted EBITDA present limitations that impair its use as a measure of OPC’s profitability since it does not take into consideration certain costs and expenses that result from its business that could have a significant effect on OPC’s net loss, such as finance expenses, taxes and depreciation and amortization.

The following table sets forth a reconciliation of OPC’s net profit to its Adjusted EBITDA and share of net profit to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies:

	2021	2020

Net loss for the period	(94)	(13)
Depreciation and amortization	57	34
Financing expenses, net	141	50
Share in losses of associated companies, net	11	—
Income tax (benefit)/expense	(24)	4
Adjusted EBITDA	91	75

Share in losses of associated companies, net	(11)	—
Share of depreciation and amortization	39	—
Share of financing expenses, net	78	—
Proportionate share of EBITDA of associated companies	106	—

(2)	Includes short-term and long-term debt.

Qoros

In April 2020, we have reduced our interest in Qoros to 12%. Since that date, we no longer account for Qoros pursuant to the equity method of accounting. In 2021, we wrote down the value of Qoros to zero.

ZIM

ZIM’s results of operations for the years ended December 31, 2021 and 2020 are reflected in Kenon’s share in profits of associated companies, net of tax.

Material Factors Affecting Results of Operations

OPC

Set forth below is a discussion of the material factors affecting the results of operations of OPC for the periods under review. OPC acquired CPV in January 2021. The discussion below refers to OPC without giving effect to CPV business except where expressly indicated.

Commencement of Operations of OPC-Hadera

On July 1, 2020, the OPC-Hadera plant reached COD, and commenced operations. This impacted revenue and cost of sales in the second half of 2020 and in 2021.

Acquisition of CPV

In January 2021, CPV Group LP, an entity in which OPC indirectly holds a 70% interest, acquired CPV from Global Infrastructure Management, LLC. CPV is engaged in the development, construction and management of renewable energy and conventional natural gas-fired power plants in the United States. The total consideration for the acquisition was $653 million (paid in cash), including post-closing adjustments based on closing date cash, working capital and debt. In addition, in respect of 17.5% of the rights to the Three Rivers project under construction, a vendor loan, in the amount of $95 million was granted to CPV Power Holdings, one of the CPV companies acquired. In February 2021, the vendor loan was reduced by $41 million as a result of the sale of 7.5% of the rights in the Three Rivers Project, and in October 2021, the balance of the vendor loan, in a total amount of $54.5 million was repaid in full.

OPC financed the acquisition through (i) available cash in the amount of approximately NIS 280 million (approximately $87 million); (ii) issuance of Series B bonds for proceeds of approximately NIS 250 million (approximately $78 million) (which was paid off in 2021); (iii) a public offering of 23,022,100 new ordinary shares for a total (gross) proceeds of NIS 737 million (approximately $217 million) (an offering in which Kenon participated) and, (iv) a private placement of OPC’s shares to institutional investors, for gross proceeds of approximately NIS 350 million (approximately $107 million).

Repayment of OPC-Rotem Financing Agreement

In January 2011, OPC-Rotem entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., or Bank Leumi, for the financing of its power plant project. In October 2021, OPC-Rotem repaid the project financing debt in the amount NIS 1,292 million (approximately $400 million) (including early repayment fees). As part of the early repayment, OPC-Rotem recognized a one-off expense totaling NIS 244 million (approximately $75 million), in respect of an early repayment fee of approximately NIS 188 million (approximately $58 million), net of tax. OPC and the minority investor in OPC-Rotem extended to OPC-Rotem loans (pro rata to their ownership) to finance the early repayment totaling (principal) NIS 1,130 million (approximately $350 million). A significant portion of OPC’s portion of NIS 904 million (approximately $280 million) of this debt repayment was funded by the issuance of Series C debentures as described below.

Revenue – EA Tariffs

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

In January 2021, the generation component tariff was decreased for 2021 by approximately 5.7%, from NIS 267.8 per MWh to NIS 252.6 per MWh. In February 2022, the annual updates of the electricity tariffs for 2022 as published by the EA entered into effect, which included an increase of the EA generation component tariff by approximately 13.6% from NIS 252.6 per MWh to NIS 286.9 per MWh. On February 27, 2022, the EA issued a hearing on the update of the electricity tariff for 2022, where it was proposed that the production component (subject to a final decision) be lowered to 27.64 agorot, which is an increase of approximately 9.4% from 2021, instead of an increase of approximately 13.6% mentioned above. This increase in the EA generation component is expected to have a positive impact on OPC’s profits in 2022 compared with 2021.

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

In February 2022, the annual updates to electricity tariffs as published by the EA entered into effect, which included an increase of the EA’s generation component tariff by approximately 13.6%. On February 27, 2022, the EA issued a hearing on the update of the electricity tariff for 2022, where it was proposed that the production component (subject to a final decision) be lowered to 27.64 agorot, which is an increase of approximately 9.4% from 2021, instead of an increase of approximately 13.6% mentioned above. OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price during 2021 and until January 2022 (OPC-Rotem) and February 2022 (OPC-Hadera), and are expected to be above the minimum price for the remainder of 2022. This increase in the EA generation component is expected to have a positive impact on OPC’s profits in 2022 compared with 2021. For OPC-Hadera, the effect on profit margins depends on the USD/NIS exchange rate fluctuations. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC’s profitability depends on the EA’s electricity rates.”

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

Under the maintenance agreement with Mitsubishi for the OPC-Rotem power plant, maintenance work for the OPC-Rotem power plant is scheduled every 12,000 work hours (about 18 months). As of March 27, 2022, the next maintenance is scheduled to be performed in April 2022, during which the power plant and related energy generation activity will be shut down for an estimated period of 20 days. During the maintenance period scheduled for April 2022, the supply of electricity to the customers of the OPC-Rotem power plant will continue as usual, based on the covenants published by the EA and OPC-Rotem’s PPA with the IEC. The said timetables could change as a result of various factors, among others, the scope of operation of the power plant or revision of the scheduled works with the maintenance contractor or the COVID-19 related delays. The power plant’s activities during maintenance will be suspended, which may adversely affect OPC’s operating results.

Changes in Exchange Rates

Fluctuations in the exchange rates between currencies in which certain of OPC’s agreements are denominated (such as the U.S. Dollar) and the NIS, which is OPC’s functional and reporting currency, will generate either gains or losses on monetary assets and liabilities denominated in such currencies and can therefore affect OPC’s profitability. Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate (i) partly in view of its investment in CPV which operates in the US, (ii) the expected investment in CPV’s existing project backlog and (iii) as the IEC electricity tariff is partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars.

In addition, Kenon’s functional currency is the U.S. Dollar, so Kenon reports OPC’s NIS-denominated results of operations and balance sheet items in U.S. Dollars, translating OPC’s results into U.S. Dollars at the average exchange rate (for results of operation) or rate in effect on the balance sheet date (for balance sheet items). Accordingly, changes in the USD/NIS exchange rate impact Kenon’s reported results for OPC.

In 2021, the U.S. Dollar was weaker versus the NIS as compared to 2020.

ZIM

Kenon had a 26% equity interest in ZIM as of December 31, 2021 (following completion of ZIM’s IPO in February 2021 and share sales of approximately 1.2 million ZIM shares between September and November 2021). ZIM’s results of operations for the years ended December 31, 2021 and 2020 are reflected in Kenon’s share in losses/(profit) of associated companies, net of tax, pursuant to the equity method of accounting.

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the COVID-19 pandemic). Current market conditions impact positively, resulting in improved results of ZIM, mainly driven by increased freight rates and volumes of trades, partially offset by the impact of increased charter hire rates and bunker prices.

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

The volume of cargo that ZIM carries is also impacted by its participation in strategic alliances and other cooperation agreements. In periods of increased demand and increased volume of cargo, ZIM adjusts capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase ZIM’s costs. ZIM may deploy its capacity through additional vessels and containers in existing services, through new services that ZIM operates independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, ZIM may adjust capacity to demand by electing to reduce its fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). ZIM may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of its fleet is chartered-in, ZIM retains a relatively high level of flexibility even though it is less so when it concerns vessels that are long-term chartered.

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

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021. Since the middle of 2020, the industry has witnessed a sharp and unprecedented increase in freight rates, reflecting the sudden demand surge triggered by the COVID-19 pandemic and the unprecedented supply chain disruptions. Furthermore, rates within the charter market, through which ZIM sources most of its capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. The current severe shortage of vessels available for hire has resulted in increased charter rates and longer charter periods dictated by owners. In addition, according to Alphaliner, global container ship capacity has increased by 4.5% in 2021, while demand for shipping services is projected to increase by 6.7%, therefore the increase in ship capacity is expected to be less than the increase in demand for container shipping for a second consecutive year.

There are cargo segments which require more expertise; for example, ZIM charges a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. ZIM believes that its commercial excellence and customer centric approach across its network of shipping agencies enable it to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. ZIM intends to focus on growing the specialized cargo transportation portion of its business: the portion of dangerous and hazardous cargo out of ZIM’s total TEU carried grew by approximately 5% during 2021 compared to 2020, and the portion of reefer cargo out of ZIM’s total TEU carried grew by approximately 11% during 2021 compared to 2020. ZIM also charges a premium over the base freight rate for global land transportation services it provides. Further, from time to time ZIM imposes surcharges over the base freight rate, in part to minimize its exposure to certain market-related risks, such as fuel price adjustments, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of ZIM’s costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

Cargo handling expenses. Cargo handling expenses represent the most significant portion of ZIM’s operating expenses. Cargo handling expenses primarily include variable expenses relating to a single container, such as stevedoring and other terminal expenses, feeder services, storage costs, balancing expenses arising from repositioning containers with unutilized capacity on the non-dominant leg, and expenses arising from inland transport of cargo. ZIM manages the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating its land transportation activities and services. If ZIM is unable to successfully match requirements for container capacity with available capacity in nearby locations, it may incur balancing costs to reposition its containers in other areas where there is demand for capacity. Cargo handling accounted for 48.1%, 50.5% and 50.6% of ZIM’s operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019.

Bunker expenses. Fuel expenses, in particular bunker fuel expenses, represent a significant portion of ZIM’s operating expenses. As a result, changes in the price of bunker or in ZIM’s bunker consumption patterns can have a significant effect on its results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond ZIM’s control. Bunker prices have been relatively low during 2020, and they have increased during 2021. ZIM’s bunker fuel consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. In 2021, ZIM’s bunker consumption per mile increased by approximately 1.8%, mainly as a result of increased vessels speed intended to recover voyage schedules due to delays caused by port congestion. ZIM’s fuel expenses, which consist primarily of bunker expenses, accounted for approximately 18.9%, 12.8% and 13.8% of its operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019, respectively.

Vessel charter portfolio. Most of ZIM’s capacity is chartered in. As of December 31, 2021, ZIM chartered-in 114 vessels (including 106 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which accounted for 96.9% of its TEU capacity and 96.6% of the vessels in ZIM’s fleet. Of such vessels, all are under a “time charter”, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, and 110 of which are with the owner handling the crewing and technical operation of the vessel, including 11 vessels chartered-in from related parties. Four of ZIM’s vessels are chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with ZIM handling the operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). In February 2021, ZIM and Seaspan Corporation entered into strategic agreements for the long-term charter of ten 15,000 TEU and fifteen 7,000 TEU liquified natural gas (LNG dual-fuel container) vessels, to serve ZIM’s Asia-US East Coast Trade as well as other global-niche trades.

Adoption of New Accounting Standards in 2022

For information on the impact of the adoption of new accounting standards, see Note 3 to our financial statements included in this annual report.

Impairment Tests of ZIM

As a result of improved conditions in the container shipping market and operating conditions at ZIM throughout 2021, Kenon conducted an impairment analysis in relation to its 26% equity investment in ZIM as of December 31, 2021 in accordance with IAS 28. The analysis concluded that the carrying amount of its investment in ZIM was lower than the recoverable amount, and therefore, there were no impairment indicators.

Recent Developments

Kenon

Capital reduction

We will seek shareholder approval for a capital reduction at our forthcoming Annual General Meeting to be held on or about May 19, 2022 (“2022 AGM”) to return share capital amounting to $10.25 per share ($552 million in total) (“Capital Reduction”) to our shareholders, subject to and contingent upon the approval of the High Court of the Republic of Singapore. In connection with the 2022 AGM, we intend to publish on or about April 27, 2022 a proxy and information statement, including further information on the Capital Reduction. Following the completion of the Capital Reduction, our share capital is expected to be $50 million.

ZIM

On March 9, 2022, ZIM’s board of directors declared a cash dividend of approximately $2.04 billion, or $17.00 per ordinary share, resulting in a cumulative annual dividend amount of approximately 50% of 2021 net income, to be paid on April 4, 2022, to holders of the ordinary shares on March 23, 2022.

A.	Operating Results

Our consolidated financial statements for the years ended December 31, 2021 and 2020 are comprised of OPC, and the results of the associated companies (Qoros, until the 2020 sale of half (12%) of Kenon’s remaining interest in Qoros, and ZIM).

For a comparison of Kenon’s operating results for the fiscal year ended December 31, 2020 with the fiscal year ended December 31, 2019, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2021 and 2020.

	Year Ended December 31, 2021
	OPC Israel	CPV	ZIM	Quantum[1]	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	437	51	—	—	—	488
Depreciation and amortization	(44)	(13)	—	—	(1)	(58)
Financing income	3	—	—	—	—	3
Financing expenses	(119)	(25)	—	—	—	(144)
Losses related to Qoros	—	—	—	(251)	—	(251)
Share in (losses)/profit of associated companies	—	(11)	1,261	—	—	1,250
(Loss) / Profit before taxes	(57)	(61)	1,261	(251)	(12)	880
Income tax benefit/(expense)	10	14	—	—	(29)	(5)
(Loss) / Profit from continuing operations	(47)	(47)	1,261	(251)	(41)	875
Segment assets[3]	1,512	431	—	—	227	2,170
Investments in associated companies	—	545	1,354	—	—	1,899
Segment liabilities	1,354	218	—	—	216	1,788

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Kenon’s and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(3)	Excludes investments in associates.

	Year Ended December 31, 2020
	OPC Israel	Quantum[1]	ZIM	Other[2]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	386	—	—	—	386
Depreciation and amortization	(34)	—	—	—	(34)
Financing income	—	—	—	14	14
Financing expenses	(50)	—	—	(1)	(51)
Gains related to Qoros	—	310	—	—	310
Share in (losses)/profit of associated companies	—	(6)	167	—	161
Write back of impairment of investment	—	—	44	—	44
(Loss) / Profit before taxes	(9)	304	211	(5)	501
Income tax expense	(4)	—	—	(1)	(5)
(Loss) / Profit from continuing operations	(13)	304	211	(6)	496
Segment assets[3]	1,724	235	—	226 [4]	2,185
Investments in associated companies	—	—	297	—	297
Segment liabilities	1,200	—	—	6 [5]	1,206

(1)	Subsidiary of Kenon that owns Kenon’s equity holding in Qoros.

(2)	Includes the results of Primus, as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(3)	Excludes investments in associates.

(4)	Includes Kenon’s, IC Green’s and IC Power’s holding company assets.

(5)	Includes Kenon’s, IC Green’s and IC Power’s holding company liabilities

Currency fluctuations in the USD/NIS exchange rate on the translation of OPC’s results from NIS into USD did not have a significant impact on the results of 2021 versus 2020 discussed below.

Revenues

Our revenues (primarily representing OPC’s revenues) increased by $102 million to $488 million for the year ended December 31, 2021 from $386 million for the year ended December 31, 2020.

The table below sets forth OPC’s revenue for 2021 and 2020, broken down by category.

	For the year ended December 31,
	2021	2020
	$ millions
Israel
Revenue from sale of energy to private customers	299	275
Revenue from private customers in respect of infrastructures services	92	80
Revenue from sale of surplus energy	28	15
Revenue from sale of steam	18	16
	437	386
U.S.
Revenue from sale of electricity and provision of services in the U.S.	51	—
Total	488	386

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component generally affects the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2021, as published by the EA, was NIS 0.2526 per kW hour, as compared to NIS 0.2678 per kW hour in 2020. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli CPI.

Set forth below is a discussion of the changes in revenues by category between 2021 and 2020.

•
Revenue from sale of energy to customers — increased by $24 million in 2021, as compared to 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $18 million. Excluding the impact of exchange rate fluctuations, OPC’s revenues increased by $6 million primarily as a result of (i) an $18 million increase due to a full year of commercial operation of the OPC-Hadera power plant in 2021 and (ii) a $14 million increase reflecting the commencement of virtual supply in 2021, partially offset by (i) a $19 million decrease due to a decline in the generation component tariff and (ii) a $7 million decrease due to decline in energy consumption by OPC-Rotem’s customers.

•
Revenue from private customers in respect of infrastructure services — increased by $12 million in 2021, as compared to 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $5 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $7 million primarily as a result of (i) a $7 million increase due to 2021 including a full year of commercial operation of the OPC-Hadera power plant in 2021, (ii) a $4 million increase reflecting the commencement of virtual supply in 2021 and (ii) a $1 million increase due to a tariff increase for OPC-Rotem’s customers, partially offset by (i) a $2 million decrease due to a decline in infrastructure tariffs for 2021 and (ii) a $2 million decrease in sale of energy purchased for OPC-Rotem’s customers.

•
Revenue from sale of surplus energy — increased by $13 million in 2021, as compared to 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $2 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $11 million primarily as a result of an increase in sale of energy to the System Operator from (i) the OPC-Hadera power plant of $10 million and (ii) the OPC-Rotem power plant of $1 million.

•
Revenue from sale of electricity and provision of services in the U.S. — which reflects revenue of CPV following the completion of the acquisition of CPV in January 2021, which was $51 million in 2021.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (representing OPC’s cost of sales) increased by $55 million to $337 million for the year ended December 31, 2021, as compared to $282 million for the year ended December 31, 2020.

The following table sets forth OPC’s cost of sales for 2021 and 2020.

	For the year ended December 31,
	2021	2020
	$ millions
Israel
Natural gas and diesel oil consumption	153	135
Expenses for infrastructure services	92	80
Expenses for acquisition of energy	32	36
Gas transmission costs	10	10
Operating expenses	25	21
	312	282
U.S.
Operating costs and cost of services in the U.S.	25	—
Total	337	282

•
Natural gas and diesel oil consumption — increased by $18 million in 2021, as compared to 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $9 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $9 million primarily as a result of increase in availability from (i) the OPC-Hadera power plant of $12 million and (ii) the OPC-Rotem power plant of $11 million, partially offset by (i) a $9 million decrease due to the decline in gas price as a result of a decline in foreign exchange rate of the dollar versus NIS and (ii) the receipt of $5 million compensation in respect of a delay in the commercial operation of the Karish reservoir.

•
Expenses for infrastructure services — increased by $12 million in 2021, as compared to 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $5 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $7 million primarily as a result of (i) a $7 million increase due to the full year of commercial operation of the OPC-Hadera power plant in 2021 and (ii) $4 million reflecting the commencement of virtual supply, partially offset by (i) a $4 million decrease due to a decline in infrastructure tariffs and (ii) decline in energy consumption by OPC-Rotem’s customers.

•
Expenses for acquisition of energy — decreased by $4 million in 2021, as compared to 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $2 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales decreased by $6 million primarily as a result of (i) a $17 million decrease due to decline in load reductions and increase in availability of the OPC-Rotem power plant and (ii) a $6 million decrease due to a decline in infrastructure tariffs and decline in energy consumption by OPC-Rotem’s customers, partially offset by (i) a $4 million increase due to additional downtime during the first full year of commercial operation of the OPC-Hadera power plant in 2021 and (ii) a $14 million increase reflecting the commencement of virtual supply in 2021.

•	Operating costs and cost of services in the U.S. — which reflects CPV operating costs following the completion of the acquisition of CPV in January 2021, was $25 million in 2021.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) increased by $20 million to $53 million for the year ended December 31, 2021 from $33 million for the year ended December 31, 2021. This reflects the completion of the acquisition of CPV in January 2021.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) increased to $76 million for the year ended December 31, 2021, as compared to $50 million for the year ended December 31, 2020. This increase was primarily driven by an increase in OPC’s selling, general and administrative expenses.

OPC’s selling, general and administrative expenses increased by $34 million, or 113%, to $64 million for the year ended December 31, 2021 from $30 million for the year ended December 31, 2020 primarily reflecting the completion of the acquisition of CPV in January 2021.

Financing Expenses, Net

Our financing expenses, net, increased by $104 million to $141 million for the year ended December 31, 2021, as compared to $37 million for the year ended December 31, 2020. This increase was primarily driven by an increase in OPC’s financing expenses, net.

OPC’s financing expenses, net increased by approximately $91 million to $141 million in 2021 from $50 million in 2020, primarily as a result of (i) a $75 million expense due to an early repayment of the OPC-Rotem project financing debt in October 2021 as described above, (ii) a $13 million increase in interest expenses in respect of debentures and the OPC-Hadera senior debt, (iii) a $12 million increase in interest expenses due to the purchase of the remaining minority stake in a CPV subsidiary, and (iv) an $8 million increase in interest expenses in respect of CPV loans (including an interest swap contract), partially offset by (i) a $4 million decrease in interest expenses in respect of the OPC-Rotem project financing debt as a result of early repayment in 2021 as mentioned above, (ii) a $12 million expense due to early repayment of Series A debentures in 2020 and (iii) $3 million income from the early debt repayment of a CPV subsidiary.

Share in Losses/(Profit) of Associated Companies, Net of Tax

Our share in profit of associated companies, net of tax increased to approximately $1,250 million for the year ended December 31, 2021, compared to share of profit of associated companies, net of tax of approximately $161 million for the year ended December 31, 2020. Set forth below is a discussion of losses/(profit) for our associated companies, net of tax.

Qoros

For the period from January 2020 until April 2020, Kenon accounted for Qoros as an associated company and included 12% of Qoros’ losses in Kenon’s results. As a result of the sale of Qoros shares to the Majority Shareholder completed in April 2020, Qoros is no longer accounted for as an associated company. Our share in Qoros’ comprehensive loss for the period from January to April 2020 was approximately $6 million.

ZIM

The following table sets forth summary information regarding the results (100%) of operations of ZIM, our equity-method business for the periods presented:

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(in millions of USD)
Revenue	10,729	3,992
Operating expenses and cost of services	3,906	2,835
Operating profit	5,816	772
Profit before taxes on income	5,659	541
Income tax expense	(1,010)	(17)
Profit for the period	4,649	524
Adjusted EBITDA[1]	6,597	1,036
Share of Kenon in total comprehensive income	1,261	167
Book value of ZIM investment in Kenon’s books	1,354	297

1.
Adjusted EBITDA is a non-IFRS financial measure that ZIM defines as net profit adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to contingencies. Adjusted EBITDA is a key measure used by ZIM’s management and board of directors to evaluate ZIM’s operating performance. Accordingly, ZIM believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating ZIM’s operating results and comparing its operating results between periods on a consistent basis, in the same manner as ZIM’s management and board of directors. The table below sets forth a reconciliation of ZIM’s net profit, to Adjusted EBITDA for each of the periods indicated.

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(in millions of USD)
Net profit	4,649	524
Financing expenses, net	157	181
Income tax expense	1,010	17
Depreciation and amortization	780	314
EBITDA	6,596	1,036
Non-cash charter hire expenses[1]	(1)	1
Asset impairment recovery	—	(4)
Expenses related to contingencies	2	3
Adjusted EBITDA	6,597	1,036

1.
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

Pursuant to the equity method of accounting, our share in ZIM’s results of operations was a profit of approximately $1,261 million and $167 million for the years ended December 31, 2021 and 2020. Set forth below is a summary of ZIM’s consolidated results for the year ended December 31, 2021 and 2020:

The number of TEUs carried for the year ended December 31, 2021 increased by 640 thousand TEUs, or 22.5%, from 2,841 thousand TEUs for the year ended December 31, 2020 to 3,481 thousand TEUs for the year ended December 31, 2021, primarily driven by changes in the operated lines’ structure and capacity in the Pacific and Intra Asia trades, which mainly included new express services in the Pacific South West and Asia – Australia sub-trades, along with an increase in vessel utilization due to strong customer demand. The above was partially offset by the impact of additional blank voyages across all sub-trades and mainly in the Pacific, related to the port congestions. The average freight rate per TEU carried for the year ended December 31, 2021, increased by $1,557, or 126.7%, from $1,229 for the year ended December 31, 2020 to $2,786 for the year ended December 31, 2021.

ZIM’s revenues increased by $6.7 billion, or 168.8%, from $4.0 billion for the year ended December 31, 2020 to $10.7 billion for the year ended December 31, 2021, primarily driven by (i) an increase of $6.2 billion in revenues from containerized cargo, reflecting the increases in average freight rates and carried volume, (ii) an increase of $0.3 billion in income from demurrage, (iii) an increase of $0.1 billion in income from related services and (iv) an increase of $52.1 million in income from non-containerized cargo.

ZIM’s operating expenses and cost of services for the year ended December 31, 2021 increased by $1.1 billion, or 37.8%, from $2.8 billion for the year ended December 31, 2020 to $3.9 billion for the year ended December 31, 2021, primarily driven by (i) an increase of $0.4 billion (31.2%) in cargo handling expenses, (ii) an increase of $0.4 billion (104.6%) in bunker expenses, (iii) an increase of $0.1 billion (50.1%) in agents’ salaries and commissions, and (iv) an increase of $0.1 billion (70.0%) in related service and sundry.

ZIM publishes its results on the SEC’s website at http://www.sec.gov. This website, and any information referenced therein, is not incorporated by reference herein.

CPV

As a result of the completion of the acquisition of CPV in January 2021, Kenon’s share of results in CPV’s associated companies was a loss of approximately $11 million for the year ended December 31, 2021. The table below sets forth OPC’s share of profit of associated companies, net, which consists of five of the six operating plants in which CPV has interests, which are accounted for as associated companies.

	Year Ended December 31,
	2021	2020
	(in millions of USD)
Share in losses of associated companies, net	(11)	—

The result for the year includes losses on changes in fair value of derivative financial instruments totaling $45 million. As at December 31, 2021, OPC’s proportionate share of debt (including interest payable) of CPV associated companies was $962 million and proportionate share of cash and cash equivalents was $2 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the TASE on March 27, 2022 and the convenience English translations furnished by Kenon on Form 6-K on March 28, 2022. Such report published on the TASE is not incorporated by reference herein.

Income Tax Expenses

Our income tax expense for the year ended December 31, 2021 was $5 million, the same for the year ended December 31, 2020.

Profit For the Year

As a result of the above, our profit for the year from continuing operations amounted to $875 million for the year ended December 31, 2021, compared to $496 million for the year ended December 31, 2020.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

As of December 31, 2021, Kenon had approximately $231 million in cash on an unconsolidated basis and no material gross debt. Following the distribution of a dividend in January 2022, Kenon’s unconsolidated cash balance was be approximately $42 million. During March 2022, Kenon completed a sale of 6 million ZIM shares for total consideration of $463 million. As a result of the sale, Kenon now holds a 20.7% interest in ZIM and remains the largest shareholder in ZIM.

As of November 2021, ZIM’s board of directors has announced a dividend policy to distribute a dividend to shareholders on a quarterly basis at a rate of approximately 20% of the net income derived during such fiscal quarter with respect to the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by ZIM (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income (including with respect to 2021). During 2021, ZIM paid a special cash dividend of approximately $237 million, or $2.00 per ordinary share and a cash dividend of approximately $299 million, or $2.50 per ordinary share. In 2021, Kenon received approximately $141 million in cash dividend from ZIM.

On March 9, 2022, ZIM’s board of directors declared a cash dividend of approximately $2.04 billion, or $17.00 per ordinary share, resulting in a cumulative annual dividend amount of approximately 50% of 2021 net income, to be paid on April 4, 2022, to holders of the ordinary shares on March 23, 2022. Kenon expects to receive $503 million ($478 million net of tax).

Kenon will seek shareholder approval for a capital reduction at the 2022 AGM to return share capital amounting to $10.25 per share ($552 million in total) to its shareholders, subject to and contingent upon the approval of the High Court of the Republic of Singapore. In connection with the 2022 AGM, Kenon intends to publish on or about April 27, 2022 a proxy and information statement, including further information on the Capital Reduction. Following the completion of the Capital Reduction, Kenon’s share capital is expected to be $50 million.

We believe that Kenon’s working capital (on a stand-alone basis) is sufficient for its present requirements. Our principal needs for liquidity are expenses related to our day-to-day operations. We may also incur expenditures related to investments in our businesses, our back-to-back guarantees to Chery with respect to Qoros’ indebtedness and expenses we may incur in connection with legal claims and other rights we retained in connection with the sale of the Inkia Business. Our businesses are at various stages of development, ranging from early stage companies to established, cash generating businesses, and some of these businesses will require significant financing, via equity contributions or debt facilities, to further their development, execute their current business plans, and become or remain fully-funded. We may, in furtherance of the development of our businesses, make further investments, via debt or equity financings, in our businesses.

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

Consolidated Cash Flow Statement

Set forth below is a discussion of our cash and cash equivalents and our cash flows as of and for the years ended December 31, 2021 and 2020.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Cash and cash equivalents increased to approximately $475 million for the year ended December 31, 2021, as compared to approximately $286 million for the year ended December 31, 2020, primarily as a result of improved results in ZIM. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(in millions of USD)
Continuing operations
Net cash flows provided by operating activities
OPC	119	105
Other	121	(13)
Total	240	92
Net cash flows used in investing activities	(205)	(230)
Net cash flows provided by financing activities	147	256
Net change in cash from continuing operations	182	118
Net change in cash from discontinued operations	—	8
Cash—opening balance	286	147
Effect of exchange rate fluctuations on balances of cash and cash equivalents	7	13
Cash—closing balance	475	286

Cash Flows Provided by Operating Activities

Net cash flows from operating activities increased to $240 million for the year ended December 31, 2021 compared to $92 million for the year ended December 31, 2020. The increase is primarily driven by dividends received from associated companies and an increase in OPC’s cash provided by operating activities as discussed below.

Cash flows provided by OPC’s operating activities increased to $119 million for the year ended December 31, 2021 from $105 million for the year ended December 31, 2020, primarily as a result of activities reflecting the completion of the acquisition of CPV.

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities decreased to approximately $205 million for the year ended December 31, 2021, compared to cash flows used in investing activities of approximately $230 million for the year ended December 31, 2020. This decrease in cash flow used was primarily driven by Kenon’s receipt in 2020 of (i) $218 million from the proceeds of early repayment of the deferred payment agreement relating to the sale of the Inkia Business and (ii) $220 million from the sale of 12% interest in Qoros, and (iii) OPC’s cash flow used in investing activities as described below.

Cash flows used in OPC’s investing activities decreased to $256 million for the year ended December 31, 2021 from $644 million for the year ended December 31, 2020, primarily as a result of the release of short-term deposits, net, in the amount of about $517 million. In addition, the decrease derives from release of restricted cash, net, in the amount of about $126 million, a decrease in investments projects in Israel, in the amount of about $11 million, a receipt, in the amount of about $50 million, in respect of repayment of partnership capital mainly due to sale of part of the holdings of CPV in the Three Rivers project. This decrease was partly offset by an increase deriving from acquisition of CPV, in the amount of about $656 million, investments in projects under construction in CPV, in the amount of about $90 million, and an increase, in the amount of about $6 million, relating to investments in associated companies, and acquisition of Gnrgy for a consideration of about $10 million.

Cash Flows Provided by the Financing Activities

Net cash flows provided by financing activities of our consolidated businesses was approximately $147 million for the year ended December 31, 2021, compared to cash flows provided by financing activities of approximately $256 million for the year ended December 31, 2020. The net inflow in 2021 was primarily driven by OPC’s net inflow as described below.

Cash flows provided by OPC’s financing activities decreased to $311 million for the year ended December 31, 2021, as compared to $478 million used for the year ended December 31, 2020, primarily as a result of the early repayment of the full outstanding balance of OPC-Rotem’s project financing debt in October 2021, payment of loans in CPV, in the amount of about $173 million, including $76 million in respect of repayment of a loan under the prior financing agreement in the Keenan project, in respect of an early close out of an interest hedge transaction relating to this financing agreement, and about $55 million relating to repayment of the vendor loans relating to the CPV acquisition. In addition, in 2021, OPC acquired the balance of the rights of the tax partner in the Keenan project for a consideration of about $25 million, and there was a decline in issuance of debentures of approximately $41 million and issuance of shares of approximately $125 million. The decrease was partly offset by an increase of investments of holders of non-controlling interests in CPV of approximately $255 million, loans from holders of non-controlling interests in OPC-Rotem of approximately $70 million, an increase in withdrawals from frameworks under financing agreements in Israel of approximately $30 million, and receipt of a long term loan under the new financing agreement in the Keenan project, in the amount of about $103 million, in 2021.

Kenon’s Commitments and Obligations

As of December 31, 2021, Kenon had consolidated liabilities of $1.8 billion, primarily consisting of OPC liabilities.

Other than loans from subsidiaries at the Kenon level, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

OPC’s Liquidity and Capital Resources

As of December 31, 2021, OPC had cash and cash equivalents of $243 million. OPC’s total outstanding consolidated indebtedness was $1,215 million as of December 31, 2021.

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

OPC’s Material Indebtedness

As of December 31, 2021, OPC had cash and cash equivalents of $243 million (excluding restricted cash), restricted cash of $21 million (including debt service reserves of $14 million), and total outstanding consolidated indebtedness of $1,215 million, consisting of $43 million of short-term indebtedness, including the current portion of long-term indebtedness, and $1,172 million of long-term indebtedness.

Israel

The following table sets forth selected information regarding OPC’s principal outstanding short-term and long-term debt, as of December 31, 2021 (excluding CPV):

	Outstanding Principal Amount as of December 31, 2021* ($ millions)	Interest Rate ($ millions)	Final Maturity	Amortization Schedule

OPC-Hadera:
Financing agreement[1]	224	2.4%-3.9%, CPI linked (2/3 of the loan) 3.6%-5.4% (1/3 of the loan)	September 2037	Quarterly principal payments to maturity, commencing 6 months following commercial operations of OPC-Hadera power plant
Tzomet:
Financing agreement[2]	59	CPI or USD-linked with interest equal to prime plus margin of 0.5-1.5% - agreement includes provisions for conversion of interest from variable to CPI-linked debenture interest plus margin of 2-3%	Earliest of 19 years from commercial operations date of Tzomet power plant and 23 years from the signing date, but no later than December 31, 2042	Quarterly principal payments to maturity, commencing close to the end of the first or second quarter following commercial operations of the Tzomet power plant
OPC[4]:
Bonds (Series B) [3]	307	2.75% (CPI-Linked)	September 2028	Semi-annual principal payments commencing on September 30, 2020
Bonds (Series C)[4]	274	2.5%	August 2030	12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024
Total	864

*	Includes interest payable, net of expenses.

(1)
Represents NIS 698 million converted into USD at the exchange rate for NIS into USD of NIS 3.11 to $1.00. All debt has been issued in NIS, of which 2/3 is linked to CPI and 1/3 is not linked to CPI. OPC-Hadera repaid the amount of about NIS 30 million of the principal of its loans.

(2)
Represents NIS 184 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollars of NIS 3.11 to $1.00. All debt has been issued in NIS, part of which is linked to CPI and part of which is not linked to CPI. Tzomet drew down about NIS 349 million from the long-term loans framework in accordance with its financing agreement.

(3)
In April 2020, OPC completed an offering of NIS 400 million (approximately $113 million) of Series B bonds on the TASE, at an annual interest rate of 2.75%. In October 2020, OPC issued 555,555 units of NIS 1,000 Series B bonds, totaling gross proceeds of NIS 584 million ($171 million). The offering was an extension of the existing Series B bonds previously issued by OPC. The proceeds of the additional Series B issuance were used to redeem Series A bonds (NIS 313 million ($92 million)) and in part to fund the CPV acquisition.

(4)
In September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $266 million), bearing annual interest of 2.5%. The Series C bonds are repayable over 12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024 with the final payment in August 2030. OPC used the proceeds from the Series C bonds for the early repayment of project financing debt of OPC-Rotem as described below.

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

For further information on OPC’s financing arrangements, see Note 14 to our financial statements included in this annual report.

OPC-Rotem Financing Agreement

In January 2011, OPC-Rotem entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., or Bank Leumi, for the financing of its power plant project. In October 2021, OPC-Rotem repaid the project financing debt in the amount NIS 1,292 million (approximately $400 million) (including early repayment fees). As part of the early repayment, OPC-Rotem recognized a one-off expense totaling NIS 244 million (approximately $75 million), in respect of an early repayment fee of approximately NIS 188 million (approximately $58 million), net of tax. OPC and the minority investor in OPC-Rotem extended to OPC-Rotem loans (pro rata to their ownership) to finance the early repayment totaling (principal) NIS 1,130 million (approximately $350 million). A significant portion of OPC’s portion of NIS 904 million (approximately $280 million) was funded by the issuance of Series C debentures as described below.

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

As of December 31, 2021, following the full investment of the project’s equity contribution, OPC-Hadera has made drawings in the aggregate amount of NIS 698 million (approximately $224 million) under the NIS 1 billion (approximately $311 million) loan agreement relating to the project.

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

As of December 31, 2021, Tzomet has made drawings in the aggregate amount of NIS 184 million (approximately $59 million) under the facility agreement.

OPC Bonds (Series B)

In April 2020, OPC issued NIS 400 million (approximately $113 million) of bonds (Series B), which were listed on the TASE. The bonds bear annual interest at the rate of 2.75% and are repayable every six months, commencing on September 30, 2020 (on March 31 and September 30 of every calendar year) through September 30, 2028. In addition, an unequal portion of principal is repayable every six months. The principal and interest are linked to an increase in the Israeli consumer product index of March 2020 (as published on April 15, 2020). The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd.

In October 2020, OPC issued NIS 584 million ($171 million) of Series B bonds. The offering was an extension of the existing Series B bonds previously issued by OPC. The proceeds of the additional Series B issuance were used to redeem OPC’s Series A bonds (NIS 310 million ($90 million)) and in part to fund the CPV acquisition (approximately NIS 250 million (approximately $78 million)). The outstanding principal amount (net of expenses) as of December 31, 2021 is NIS 956 million (approximately $307 million).

The bonds are unsecured and the trust deed includes limitations on OPC’s ability to impose a floating lien on its assets and rights in favor of a third party.

The trust deed contains customary clauses for calling for the immediate redemption of the bonds, including events of default, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the position of OPC. The bondholders’ right to call for immediate redemption also arises upon: (i) the occurrence of certain events of loss of control by Kenon; (ii) the call for immediate repayment of other debts (or guarantees) of OPC or of a consolidated subsidiary in certain predefined minimum amounts; (iii) a sale of one or more assets of the company which constitutes more than 50% of the value of company’s assets, in less than 12 consecutive months, or a change in the area of operation of OPC such that OPC’s main area of activity is not in the energy sector, including electricity generation in power plants and with renewable energy sources; (iv) a rating being discontinued over a certain period of time; (v) the company breaching its covenant obligations under the deed of trust and executes an extraordinary transaction with the controlling shareholders (as these terms are defined under the Israeli Companies Law-1999); (vi) the company’s financial reports containing a going concern notice addressing the company itself, for two consecutive quarters; and (vii) a suspension of trading for a certain time period if the bonds are listed for trade on the main list of the stock exchange.

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

OPC Bonds (Series C)

In September 2021, OPC issued a series of bonds at a par value of approximately NIS 851 million, with the proceeds of the issuance designated, among other things, for early repayment of OPC-Rotem’s financing (Series C). The bonds are listed on the TASE. The bonds are not CPI-linked and bear annual interest of 2.5%. The bonds are repayable in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28, 2024 through August 31, 2030 (the first interest payment was due February 28, 2022). The bonds are rated A- by Maalot. The issuance expenses amounted to about NIS 9 million.

The bonds are unsecured and the trust deed includes limitations on OPC’s ability to impose a floating lien on its assets and rights in favor of a third party without fulfilling the conditions in the Bond C deed of trust. OPC has the right to make early repayment pursuant to the conditions in the trust certificate.

The Bonds C deed of trust (the “Bond C deed of trust”) includes customary causes for calling for the immediate repayment (subject to stipulated remediation periods), including as a result of, among others, events of default, liquidation proceedings, receivership, suspension of proceedings and creditors’ arrangements, merger under certain conditions without obtaining bondholders’ approval or statement by the survivor entity, material deterioration in the position of OPC, and failure to publish financial statements in a timely manner.

Furthermore, a bondholders’ right to call for immediate repayment arises, among others, upon the following circumstances: (i) the call for immediate repayment of another series of bonds (traded on the TASE or on the TACT Institutional system) issued by OPC; or of another financial debt (or a number of cumulative debts) of OPC and its consolidated companies (except in the case of a non-recourse debt), including forfeiture of a guarantee (that secures payment of a debt to a financial creditor) that OPC or investee companies made available to a creditor, in an amount not less than $75 million; (ii) upon breach of financial covenants on two consecutive review dates or on one review date; (iii) failure to obtain prior approval of the bondholders by special resolution in the case of an extraordinary transaction with a controlling shareholder, excluding transactions to which the Companies Regulations (Expedients in Transactions with an Interested Party), 2000 apply; (iv) if an asset or a number of assets of OPC are sold in an amount representing over 50% of the value of its assets according to OPC’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of OPC, except where the consideration of the sale is intended for the purchase of an asset or assets within OPC’s main area of operations (such as energy, including electricity generation in power plants and from renewable energies); (v) upon the ocurrence of certain events leading to a loss of control; (vi) if a rating is discontinued over a certain period of time (except due to reasons not under the control of OPC); (vii) if trading in the bonds is suspended for a certain period of time or if the bonds are delisted; (viii) if OPC ceases to be a reporting corporation; (ix) if the company’s financial reports contain a going concern notice addressing the company itself, for two consecutive quarters; (x) if OPC breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Bond C deed of trust being met; and (xi) distribution in breach of the provisions of the Bond C deed of trust.

Furthermore, the Bond C deed of trust includes an undertaking by OPC to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series without, among other things, maintaining the same rating of the bonds subsequent to such expansion, and provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). The financial covenants include maintaining the ratio between net consolidated financial debt (less the financial debt designated for the construction of projects that have not yet started generating EBITDA) and Adjusted EBITDA at no more than 13 (and for the purpose of distribution as defined in the Bond C deed of trust - not more than 11), minimum equity (standalone) of NIS 1 billion (and for the purpose of distribution - NIS 1.4 billion), equity to asset ratio (standalone) of no less than 20% (and for the purpose of distribution - no less than 30%), and equity to (consolidated) balance sheet ratio of no less than 17%.  As at December 31, 2021, OPC met the following financial covenants: (i) the ratio between the net consolidated financial debt, less the financial debt earmarked for the construction of projects that have not yet started generating EBITDA, and the Adjusted EBITDA is 7.3; (ii) OPC’s equity amounts to NIS 2,270 million; (iii) OPC's equity to total assets ratio is 55%; and (iv) the equity to balance sheet (consolidated) ratio is 37%.

United States

Each active CPV project company and CPV Three Rivers has taken out senior debt under similar outlines - per-project, per-asset financing, at non-recourse terms. On financial closing of each loan, debt and equity capital is committed in an amount sufficient to cover the project’s projected capital costs during construction, along with ancillary credit facilities. The ancillary credit facilities are provided by a subset of the project’s lenders and are comprised of letters of credit, which support collateral obligations under the financing arrangements and commercial arrangements, and a working capital revolver facility, which supports the project’s ancillary credit needs. The senior credit facilities are generally structured such that, subject to certain conditions precedent, they convert from facilities to finance the construction phase to long-term facilities (term loans) with maturity dates generally tied to the term of the commercial agreements anchoring projected operating cash flows of each project. For the gas-fired projects, the term loans generally span the construction period plus 5-7 years after launch of commercial operation (a “mini-perm financing”). The mini-perm financing is repaid based on a combination of (I) project-specific scheduled amounts on scheduled calendar quarter-end repayment dates, and (ii) and result-based metrics which result in partial or full application of free cash flow to term loan repayment on such quarter-end dates (“cash sweeps”), which in the aggregate, result in partial repayment during the loan term, with a balance payable or refinanced upon final repayment date.

CPV seeks to take advantage of opportunities to recycle its credit according to market conditions and, in any case, prior to the scheduled final repayment date. The credit facilities in place during construction are sourced from a consortium of international lenders (10-20 for each gas-fired project, fewer for renewable energy projects with lower capital needs) and executed in the “Term Loan A” market, which is substantially comprised of commercial banks, investment banks, institutional lenders, insurance companies, international funds, and equipment suppliers’ credit affiliates. CPV project companies have refinanced loans for gas-fired projects on both the Term Loan A market and the Term Loan B market, which includes mainly institutional lenders, international funds, and a number of commercial bank.

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across CPV project Term Loan A refinancing, while the Term Loan B market refinancing terms are slightly less restrictive, as customary in this market. In each market and often within each project loan, lenders extended loans to CPV’s projects either according to a credit margin based on the LIBOR, variable base interest rate or fixed interest. To minimize exposure to potential interest rate risk, CPV executes interest rate hedges for the main exposure at each project level, whereby the Project Companies pay the major financial institutions fixed rate interest and receive variable interest payments for certain terms, according to the terms and conditions of the project and loan. For most of the existing LIBOR-based credit facilities, the credit agreements and interest rate hedging arrangements include market-standard provisions to accommodate the eventual replacement of LIBOR with SOFR as a benchmark interest rate. New variable rate credit facilities and future variable rate refinancings of CPV’s Project Companies’ existing credit facilities are anticipated to be SOFR-based (with a US Prime Rate alternative consistent with CPV’s Project Companies’ existing credit facilities). For potential credit facilities at the CPV level, CPV may also consider Israeli Prime Rate-based indexing/pricing.

The table below sets forth summaries of the key commercial terms of the senior credit facilities associated with each CPV project financing. The term loan commitment amounts are referenced as of the date noted and once drawn and repaid, may not be drawn again, while the ancillary credit facilities and working capital facilities are revolving in nature. The events of default consist of customary events of default, including, among others: breach of commitments and representations having a material adverse effect, failure of equity contributing party to fund during construction, nonpayment events, failure to adhere to certain covenants, various insolvency events, termination of the project’s activities or of significant parties in the project (as defined in the agreement), various events in connection with its regulatory status and maintenance of government approvals, certain changes in ownership of the project company, certain events in connection with the project, existence of legal proceedings in connection with the project, and the project not having the right to receive payments for its capacity and electricity – all of this in accordance with and subject to the terms, definitions and cure periods as stated in the relevant credit agreement.

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2021	Maturity Date	Annual interest	Covenants
Fairview	March 24, 2017	710	662[1]	June 30, 2025[2]	LIBOR plus margin of 2.50%–2.75%; fixed interest tranche of 5.78% (subject to replacement base interest rate)
Distribution is subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).

Towantic	March 11, 2016	753	598[3]	June 30, 2025[2]	LIBOR plus margin of 2.75%–3.25% (subject to replacement base interest rate)	Similar to Fairview (see above)
CPV Maryland	August 8, 2014	450	371[4]	May 11, 2028 (Term Loan B)[2] November 11, 2027[2] (Ancillary Facilities)	LIBOR plus margin of 4% (Term Loan B) (agreement includes an alternate base rate) LIBOR plus margin of 2.75% (Ancillary Facilities) (subject to replacement base interest rate)
Historical debt service coverage ratio of 1:1 during the last 4 quarters.  As of March 27, 2022, Maryland is in compliance with the covenant.  Execution of a distribution is conditional on the project company complying with several terms and conditions, including, compliance with a reserve requirements (as provided in the agreement), and that no ground for repayment or breach event exists in accordance with the financing agreement.

CPV Shore	December 2018	545	504[5]	Dec. 27, 2025 (Term Loan) Dec. 27, 2023 (Ancillary Facilities)[2]	Term Loan: LIBOR plus margin of 3.75% (subject to replacement base interest rate) Ancillaries: 3.00% margin
Historic rolling 4 quarter debt service coverage ratio of 1:1. CPV is currently in compliance with this covenant Distribution is subject to, among others, certain reserve requirements, and having no existing default or event of default.

CPV Valley	June 12, 2015	680	572[6]	June 30, 2023	LIBOR plus margin of 3.50%–3.75% (subject to replacement base interest rate)
Distribution is subject to the project company meeting conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with requirements for receipt of a certain permit, compliance with the debt balances target defined in the agreement, and that no ground for repayment or default event exists (as defined in the financing agreement).

CPV Keenan II	August 2021	120	110[7]	December 31, 2030	LIBOR + margin 1%–1.375% (subject to replacement base interest rate)
Execution of a distribution is subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and that no grounds for repayment or breach event exist (as defined in the financing agreement)

CPV Three Rivers (under construction)	Aug. 21, 2020	875	707[8]	June 30, 2028[2]	LIBOR plus margin of 3.50%–4.00% (subject to replacement base interest rate); Fixed interest tranche of 4.75%	Similar to Fairview (see above)

1.
Consisting of Term Loan (Variable): $471 million, Term Loan (Fixed, 5.78%): $106 million, Ancillary Facilities (Working Capital Loan: $30 million; Letters of Credit/LC Loans: approximately $55 million).

2.	The rate and scope of repayment of loan principal varies until final repayment, in accordance with integration of amortization and cash sweep repayment mechanisms (“mini perm” financing).

3.	Consisting of Term Loan (Variable): $521 million, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $77 million).

4.	Consisting of Term Loan (Variable): $327 million, Ancillary Facilities ($46 million).

5.	Consisting of Term Loan (Variable): $385 million, Ancillary Facilities ($119 million).

6.
Consisting of Term Loan (Variable): $459 million, Ancillary Facilities (Working Capital Loan: $9 million; Letters of Credit/LC Loans: $104 million (of which approximately $31 million was withdrawn re: debt service reserve as of December 31, 2021)). In April 2021, CPV Valley received certain concessions on the ancillary facilities in exchange for a $10 million aggregate capital commitment from the project sponsors ($5 million from CPV). The concessions waive the annual, mandatory full repayment of the working capital loans through June 29, 2022 and release $5 million of working capital capacity that is currently restricted due to the Title V permit matter.

7.
Consisting of Term Loan (Variable): $98 million, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $12 million). The amortization schedule of the term loan is based on the December 2030 maturity date, with a 100% cash sweep mechanism starting March 2027, so that the term loan is expected to be repaid in full by the December 2028 maturity date.

8.	Consisting of: Term Loan (Variable): $547 million, Term Loan (Fixed, 4.5%): $100 million; Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $60 million).

Qoros’ Liquidity and Capital Resources

Qoros’ cash and cash equivalents was RMB 5 million (approximately $0.1 million) as of December 31, 2021, compared to approximately RMB 10 million (approximately $2 million) as of December 31, 2020. Qoros’ principal sources of liquidity are cash inflows received from financing activities, including long-term loans, short-term facilities and capital contributions (in the form of equity contributions or shareholder loans). Qoros’ RMB 3 billion syndicated credit facility, RMB 1.2 billion syndicated credit facility and its RMB 700 million credit facility are no longer available for drawing, and Qoros may require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

Qoros has three major credit facilities, being its RMB 3 billion, RMB 700 million and RMB 1.2 billion loan facilities. As of December 31, 2021, there were RMB 465 million, zero and RMB 660 million outstanding under these facilities, respectively. In 2021, Qoros did not make payments totaling approximately RMB 455 million ($71 million) which were due in respect of its RMB 3 billion, RMB 700 million and RMB 1.2 billion loan facilities, and as a result, the lenders under these facilities accelerated these loans. These loans remain in default and accelerated.

Qoros has also taken loans and other advances from parties related to the Majority Shareholder with outstanding balances as at December 31, 2021 of RMB 5,978 billion (approximately $938 million). Qoros is party to various short-term and working capital facilities.

These financial numbers are unaudited.

ZIM’s Liquidity and Capital Resources

ZIM operates in the capital-intensive container shipping industry. Its principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services. ZIM’s principal needs for liquidity are operating expenses, expenditures related to debt service and capital expenditures. ZIM’s long-term capital needs generally result from its need to fund its growth strategy. ZIM’s ability to generate cash from operations depends on future operating performance which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond its control, as well as the other factors discussed in “Risk factors—Risks Related to our Interest in ZIM.”

ZIM’s cash and cash equivalents were $1,543 million and $570 million as of December 31, 2021 and 2020, respectively. In addition, ZIM’s short-term bank deposits were $2,123 million and $56 million as of December 31, 2021 and 2020, respectively.

During 2021, ZIM made early repayments of its Series 1 and Series 2 notes (Tranches C and D) in accordance with related excess cash mechanism, in a total amount of $434 million. These payments reflect a full settlement of such notes and resulted in the removal of all related provisions and limitations.

ZIM’s total outstanding indebtedness as of December 31, 2021 consisted of $2,318 million in long-term debt and $1,024 million in current installments of long-term debt and short-term borrowings. ZIM’s long-term debt is mostly comprised of lease liabilities.

The weighted average interest rate paid per annum as of December 31, 2021 under all of ZIM’s indebtedness was 5.1%.

For further information on the risks related to ZIM’s liquidity, see “Item 3.D Risk Factors—Risks Related to our Interest in ZIM.” Its leverage may make it difficult for ZIM to operate its business, and ZIM may be unable to meet related obligations, which could adversely affect its business, financial condition, results of operations and liquidity.

C.	Research and Development, Patents and Licenses, Etc.

For a description of Qoros’ research and development activities see “Item 3.D Risk Factors—Risks Related to Our Interest in Qoros—Qoros faces certain risks relating to its business,” “Item 4.B Business Overview—Our Businesses—Qoros—Qoros’ Description of Operations” and “Item 5.A Operating Results—Share In Losses of Associated Companies, Net of Tax—Qoros.”

D.	Trend Information

The following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors.” For further information on the recent developments of Kenon and our businesses, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Trend Information

OPC

Israel—In February 2022, the EA published the electricity tariffs for 2022, which included an increase of the EA’s generation component tariff by approximately 13.6%. Such increase is expected to be lowered to approximately 9.4%. This increase in the EA generation component is expected to have a positive impact on OPC’s profits in 2022 compared with 2021. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC—Sales—EA Tariffs.”

United States—The price of natural gas is significant in setting the price of electricity in most territories where CPV has projects (the main fuel of the conventional natural gas-fired power plants of CPV). The natural gas prices are driven by numerous variables, including demand in the industrial, residential and electricity sectors, productivity of the natural gas supply basins, natural gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of natural gas customers and producers.

Accordingly, electricity and natural gas prices are key factors in the profitability of CPV, as well as capacity prices in the operating areas of the power plants of CPV. Several variables affect the profitability of conventional natural gas-fired power plants, including the price of fuels, the weather, load increase, and unit capacity, which in aggregate affect the gross margin and profitability of CPV. Electricity prices in the PJM market were 86% higher in 2021, respectively, compared with 2020. Electricity prices in the ISO-NE and NYISO markets were 97% and 101% higher in 2021, respectively, compared with 2020. In 2021, average Henry Hub natural gas prices were 92% higher compared with 2020.

Zone	Q4 2021	2021	Q4 2020	2020
PJM West (Shore, Maryland)	$54.39	$38.92	$23.05	$20.95
PJM AD Hub (Fairview)	$51.88	$38.35	$22.52	$20.95
NY-ISO Zone G (Valley)	$51.33	$40.74	$24.29	$20.32
ISO-NE Mass Hub (Towantic)	$59.88	$45.92	$30.06	$23.31

 The average 24x7 power prices are based on day-ahead settlement prices as published by the respective ISOs.

ZIM

Total global container shipping demand totaled approximately 231.5 million TEUs in 2021 (including inland transportation) according to Drewry Container Forecaster (Drewry) as of December 2021. Global container demand has seen steady and resilient growth equaling a 6% CAGR since 2000 accordingly to Drewry, driven by multiple factors. These include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes.

The breakout of the COVID-19 pandemic has led to the second crisis in the container shipping industry since 2000, (with the first crisis occurring during 2009 following the 2008 financial crisis). 2020 commenced with lockdowns and reduced exports from China, reduction of shipping capacity, however during the second half of 2020 manufacturing capacity increased, together with a spike in e-commerce and goods sales, and inventory restocking.

During 2021, supply chain disruption became a factor driving significant upgrades to freight rates and carrier profits. COVID-19 outbreaks reduced port productivity, disrupted sailing schedules, effected ship crew, trucking and labor capacity.

According to Drewry, demand is expected to achieve an approximately 4.3% CAGR from 2021 to 2025.

See also “—Material Factors Affecting Results of Operation.”

E.	Critical Accounting Policies and Significant Estimates

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

•	allocation of acquisition costs; and

•	long-term investment (Qoros).

For further information on the estimates, assumptions and judgments involved in our accounting policies and significant estimates, see Note 2 to Kenon’s financial statements included in this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Original Appointment Date	Current Term Begins	Current Term Expires
Antoine Bonnier	39	Board Member	2016	2021	2022
Laurence N. Charney	75	Chairman of the Audit Committee, Compensation Committee Member, Board Member	2014	2021	2022
Barak Cohen	40	Board Member	2018	2021	2022
Cyril Pierre-Jean Ducau	43	Chairman of the Board, Nominating and Corporate Governance Committee Chairman	2014	2021	2022
N. Scott Fine	65	Audit Committee Member, Compensation Committee Chairman, Board Member	2014	2021	2022
Bill Foo	64	Board Member, Nominating and Corporate Governance Committee Member	2017	2021	2022
Aviad Kaufman	51	Compensation Committee Member, Board Member, Nominating and Corporate Governance Committee Member	2015	2021	2022
Arunava Sen	61	Board Member, Audit Committee Member	2017	2021	2022

Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Robert L. Rosen	49	Chief Executive Officer
Mark Hasson	46	Chief Financial Officer

Biographies

Directors

Antoine Bonnier. Mr. Bonnier is currently a Managing Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, of CPVI, and of OPC, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our audit committee. Mr. Charney retired from Ernst & Young LLP in June 2007, where, over the course of his more than 37-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent directorships also include board tenure with Marvel Entertainment, Inc. (through December 2009) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney has recently joined the board of directors, as audit committee chair, of Apifiny Group Inc. (a private company in process of merging with a public company special acquisition corporation). Mr. Charney is a graduate of Hofstra University with a Bachelor’s degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Barak Cohen. Mr. Cohen is a Managing Director at Quantum Pacific (UK) LLP and a board member of Qoros, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at IC since 2008 most recently as IC’s Senior Director of Business Development and Investor Relations. Prior to joining IC, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds Bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia and the Chief Executive Officer of Eastern Pacific Shipping Pte Ltd, a leading shipping company based in Singapore. He is a member of the board of directors of Ansonia as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He is also currently an independent director of the Singapore Maritime Foundation and of the Global Centre for Maritime Decarbonisation Limited, which were established by the Maritime and Port Authority of Singapore. He is also a member of the board of directors of Gard P&I (Bermuda) Ltd, a leading maritime insurer, and the Chairman of Cool Company Ltd, a public shipping company. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London and acted as Director and then Chairman of Pacific Drilling SA until 2018. Prior to joining Quantum Pacific Advisory Limited in 2008, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine is the Chief Executive Officer and an Executive Director of Cyclo Therapeutics, Inc., a biotechnology company focused on developing novel therapeutics based on cyclodextrin technologies. Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, buy and sell side mergers and acquisitions, strategic advisory work and corporate restructurings. Much of his time has been focused on transactions in the healthcare and consumer products area, including time with The Tempo Group of Jakarta, Indonesia. Mr. Fine was the lead investment banker on the IPO of Keurig Green Mountain Coffee Roasters and Central European Distribution Corporation, or CEDC, a multi-billion-dollar alcohol company. He was also involved in an Equity Strategic Alliance between Research Medical and the Tempo Group. Mr. Fine continued his involvement with CEDC, serving as a director from 1996 until 2014, during which time he led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. Recently, Mr. Fine served as Vice Chairman and Chairman of the Restructuring Committee of Pacific Drilling SA from 2017 to 2018 where he successfully led the Independent Directors to a successful reorganization. He also served as Sole Director of Better Place Inc. from 2013 until 2015. In that role, Mr. Fine successfully managed the global wind down of the company in a timely and efficient manner which was approved by both the Delaware and Israeli courts. Mr. Fine devotes time to several non-profit organizations, including through his service on the Board of Trustees for the IWM American Air Museum in Britain. He and his wife, Cathy are also the Executive Producers of “The Concert for Newtown” with Peter Yarrow of Peter, Paul, and Mary. Mr. Fine has been a guest lecturer at Ohio State University’s Moritz School of Law and Fordham University Law School.

Bill Foo. Dr. Bill Foo is a director and corporate advisor of several private, listed and non-profit entities, including Mewah International Inc., CDL Hospitality Trusts, Tung Lok Restaurants (2000) Ltd., M&C REIT Management Ltd and chairing the Salvation Army organization. In May 2017, Dr. Foo was appointed to the board of directors of Kenon, having served as a director of IC Power between November 2015 and January 2018. Prior to his retirement, Dr. Foo worked in financial services for over 30 years, including serving as CEO of ANZ Singapore and South East Asia Head of Investment Banking for Schroders. Dr. Foo has also worked in various positions at Citibank and Bank of America and has been a director of several listed and government-related entities, including International Enterprise Singapore (Trade Agency), where he chaired the Audit Committee for several years. Dr. Foo has a Master’s Degree in Business Administration from McGill University and a Bachelor of Business Administration from Concordia University and an honorary Doctor of Commerce from James Cook University Australia.

Aviad Kaufman. Mr. Kaufman is the Chief Executive Officer of One Globe Business Advisory Ltd, the chairman of IC, and a board member of ICL Group Ltd., OPC and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Arunava Sen. Mr. Sen is Director of Coromandel Advisors Pte Ltd, a Singapore-based company that provides strategic and transactional advice to global investors in the infrastructure and clean energy sectors. In May 2017, Mr. Sen was appointed to the board of directors of Kenon, having served as a director of IC Power between November 2015 and January 2018. Between August 2010 and February 2015, Mr. Sen was CEO and Managing Director of Lanco Power International Pte Ltd, a Singapore-registered company focused on the development of power projects globally. Previously, Mr. Sen held several senior roles at Globeleq Ltd, a Houston-based power investment company, including COO, CEO—Latin America and CEO—Asia. In 1999, Mr. Sen cofounded and was COO of Hart Energy International, a Houston-based company that developed and invested in power businesses in Latin America and the Caribbean. Mr. Sen currently serves on the investment committees of SUSI Asia Energy Transition Fund and Armstrong SE Asia Clean Energy Fund. A qualified Chartered Accountant, Mr. Sen holds a B.Com. degree from the University of Calcutta and an M.S. degree in Finance from The American University in Washington, DC.

Senior Management

Robert Rosen. Mr. Rosen has served as CEO of Kenon since September 2017 and is a board member of OPC. Prior to becoming CEO, Mr. Rosen served as General Counsel of Kenon upon joining Kenon in 2014. Prior to joining Kenon, Mr. Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank LLP. Mr. Rosen is admitted to the Bar in the State of New York, holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

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

For the year ended December 31, 2021, the aggregate compensation accrued (comprising remuneration and the aggregate fair market value of equity awards granted) for our directors and executive officers was approximately $2 million.

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

Nonetheless, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies.

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

Although we are permitted to follow home country practice in lieu of the requirement to have a board of directors comprised of a majority of independent directors, we have determined that we are in compliance with this requirement and that all of our board of directors is independent according to the NYSE’s listing standards. Our board of directors has affirmatively determined that each of Antoine Bonnier, Arunava Sen, Aviad Kaufman, Barak Cohen, Bill Foo, Cyril Pierre-Jean Ducau, Laurence N. Charney and N. Scott Fine, representing all of our eight directors, are currently “independent directors” as defined under the applicable rules and regulations of the NYSE.

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

All three members of our audit committee, Laurence N. Charney, N. Scott Fine and Arunava Sen, are independent directors. Our board of directors has determined that Laurence N. Charney is an audit committee financial expert, as defined under the applicable rules of the SEC, and that each of our audit committee members has the requisite financial sophistication as defined under the applicable rules and regulations of each of the SEC and the NYSE. Our audit committee operates under a written charter that satisfies the applicable standards of each of the SEC and the NYSE.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a nominating and corporate governance committee comprised entirely of independent directors. Nonetheless, we have determined that all three members of our nominating and corporate governance committee, Cyril Pierre-Jean Ducau, Bill Foo and Aviad Kaufman are independent directors as defined under the applicable rules of the NYSE.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a compensation committee comprised entirely of independent directors. Nonetheless, we have determined that all three members of our compensation committee, N. Scott Fine, Laurence N. Charney and Aviad Kaufman are independent directors as defined under the applicable rules of the NYSE. Our compensation committee operates under a written charter that satisfies the applicable standards of the NYSE.

Code of Ethics and Ethical Guidelines

Our board of directors has adopted a code of ethics that describes our commitment to, and requirements in connection with, ethical issues relevant to business practices and personal conduct.

D.	Employees

As of December 31, 2021, we and our consolidated subsidiaries employed 228 individuals, respectively, as follows:

Company	December 31, 2021
OPC[1]	222
Kenon	6
Total	228

(1)	In January 2021, an entity in which OPC holds a 70% interest, completed the acquisition of CPV. This table includes CPV’s employees.

OPC

As of December 31, 2021, OPC employed 222 employees (including 104 CPV employees, reflecting the acquisition of CPV in January 2021). For further information on OPC’s employees, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

ZIM

As of December 31, 2021, ZIM employed 5,931 employees worldwide (including contract workers), including 770 employees based in Israel.

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

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to directors and certain members of its management under the Share Incentive Plan 2014 in 2021, with a value of $0.2 million.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 30, 2022, by each person or entity beneficially owning 5% or more of our ordinary shares, based upon the 53,884,436 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. The information set out below is based on public filings with the SEC as of March 30, 2022.

As of March 30, 2022, 53,880,880 of our shares (99.99%) were held by one holder of record in the United States, Cede & Co., as nominee for the Depository Trust Company, which indirectly holds our shares traded on the NYSE and the TASE. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States. Our remaining shares were held by 7 shareholders of record as of that date.

All of our ordinary shares have the same voting rights.

Beneficial Owner (Name/Address)	Ordinary Shares Owned		Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.[1]	32,497,569		60.3%
Gilad Altshuler[2]	3,340,668		6.2%
Harel Insurance Investments & Financial Services Ltd.[3]	3,090,402		5.7%
Laurence N. Charney	47,650	[4]	*	[5]
Bill Foo	14,108	[4]	*	[5]
Arunava Sen	14,108	[4]	*	[5]
Directors and Senior Management (Executive Officers)[6]	—		*	[5]

(1)
Based solely on the Schedule 13-D/A (Amendment No. 5) filed by Ansonia Holdings Singapore B.V. with the SEC on July 7, 2021. A discretionary trust, in which Mr. Idan Ofer is the beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

(2)
Based solely on the Schedule 13-G filed by Gilad Altshuler with the SEC on February 14, 2022. According to the Schedule 13-G, the 3,340,668 ordinary shares consists of (i) 2,975,843 ordinary shares by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler-Shaham Ltd., (ii) 350,825 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., also a majority-owned subsidiary of Altshuler-Shaham Ltd, and (iii) 14,000 ordinary shares held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham Ltd.

(3)
Based solely upon the Schedule 13-G/A (Amendment No. 2) filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on January 31, 2022. According to the Schedule 13-G/A, all of the ordinary shares reported are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, which subsidiaries operate under independent management and make independent voting and investment decisions.

(4)	Based solely on Exhibit 99.3 to the Form 6-K furnished by Kenon with the SEC on May 12, 2021.

(5)	Owns less than 1% of Kenon’s ordinary shares.

(6)	Excludes shares held by Laurence N. Charney, Bill Foo and Arunava Sen.

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

OPC

Sales of Electricity and Gas

OPC-Rotem sells electricity through PPAs to some entities that are considered to be related parties, including the ORL Group. OPC-Rotem recorded revenues from related parties in the amount of $76 million in the year ended December 31, 2021.

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

Dividends

We have no current plans to pay annual or semi-annual cash dividends. However, we may, in the event that we divest a portion of, or our entire equity interest in, any of our businesses, distribute such cash proceeds or declare a distribution-in-kind of shares in our investee companies. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of Kenon’s standalone unconsolidated accounts (which will be based upon the SFRS). Under Singapore law, it is also possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. The completion of a capital reduction exercise may require the approval of the Singapore Courts, and we may not be successful in our attempts to obtain such approval.

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

Takeovers

The Singapore Code on Take-overs and Mergers, the Singapore Companies Act and the Securities and Futures Act 2001 regulate, among other things, the acquisition of ordinary shares of Singapore-incorporated public companies. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

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

The following summary of the United States federal income tax and Singapore tax considerations of ownership and disposition of our ordinary shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our ordinary shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our ordinary shares. Each prospective holder should consult its tax adviser as to the particular tax considerations to such holder of the ownership and disposition of our ordinary shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

U.S. Federal Income Tax Considerations

The following summarizes U.S. federal income tax considerations of owning and disposing of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. Dollar as its functional currency.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect and could affect the tax considerations described below. This summary does not purport to be a complete description of the consequences of the transactions described in this annual report, nor does it address the application of estate, gift or other non-income U.S. federal tax considerations or any state, local or foreign tax considerations. Moreover, this summary does not address all the tax considerations that may be relevant to holders of our ordinary shares in light of its particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and special rules that apply to certain holders such as (but not limited to):

•	persons that are not U.S. Holders;

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	cooperatives;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	banks and other financial institutions;

•	broker-dealers;

•	pass-through entities;

•	persons that hold our ordinary shares through partnerships (or other entities classified as partnerships for U.S. federal income tax purposes);

•	persons that acquire our ordinary shares through any employee share option or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	investors that will hold our ordinary shares as part of a “hedge,” “straddle,” “conversion,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar; and

•	individuals who receive our ordinary shares upon the exercise of compensatory options or otherwise as compensation.

Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service, or IRS, regarding any matter discussed in this annual report, and counsel to Kenon has not rendered any opinion with respect to any of the U.S. federal income tax considerations relating to the transactions addressed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT ITS TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO ITS PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and its partners should consult its tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares, including the amount of any non-U.S. taxes withheld from the distribution, will generally be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distribution, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that distributions will generally be treated as dividends for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

Distributions treated as dividends that are received by individuals and other non-corporate U.S. Holders from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on our ordinary shares, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The United States does not currently have a comprehensive income tax treaty with Singapore. However, the ordinary shares should be considered to be readily tradable on established securities markets in the United States if they are listed on the NYSE. Therefore, we expect that our ordinary shares should generally be considered to be readily tradable on an established securities market in the United States, and we expect that dividends with respect to such ordinary shares should qualify for the reduced rate. U.S. Holders should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

Dividends on our ordinary shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. The rules with respect to foreign tax credits are complex and U.S. Holders should consult its tax advisors regarding the availability of the foreign tax credit in its particular circumstances.

Taxation of Dispositions of the Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize gain or loss upon the sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. Such gain or loss will generally be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such ordinary shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss, as the case may be, for foreign tax credit purposes, which will generally limit the availability of foreign tax credits.

The amount realized on a sale or other taxable disposition of our ordinary shares in exchange for foreign currency will generally equal the U.S. Dollar value of the foreign currency at the spot exchange rate in effect on the date of sale or other taxable disposition or, if the ordinary shares are traded on an established securities market (such as the NYSE or the TASE), in the case of a cash method or electing accrual method U.S. Holder of our ordinary shares, the settlement date. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

In general, a non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not believe that we were a PFIC for the taxable year ended December 31, 2021, but, based on current business plans and financial expectations, we expect that we will be a PFIC for our current taxable year ending December 31, 2022 and for foreseeable future taxable years. Our status as a PFIC in any year depends on our assets and activities in that year. The sale of the Inkia Business, the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%), the sale of half of our then remaining interest in Qoros to the Majority Shareholder in Qoros in April 2020 (which reduced our equity interest in Qoros to 12%) and the sale of all of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2021 (which will eliminate our equity interest in Qoros) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. Similarly, after ZIM completed its initial public offering in February 2021 (which reduced our equity interest in ZIM to 28%) and after we completed sales of our ZIM shares between September and November 2021 (which reduced our equity interest in ZIM to 26%) and in March 2022 (which reduced our equity interest in ZIM to approximately 20%), our equity interest in ZIM fell below 25%. The reduction in our equity interest in ZIM to below 25% limits our ability to treat our proportionate share of ZIM’s businesses and earnings as directly owned, which is likely to increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income, and results in us becoming a PFIC for our current, and any foreseeable future taxable years. The determination of PFIC status, however, is factual in nature and generally cannot be made until the close of the taxable year. Thus, there can be no assurance that we will not be considered a PFIC for any taxable year.

Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any subsidiary we own is also classified as a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such subsidiary, a lower tier PFIC, for purposes of the application of these rules. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of ordinary shares. U.S. Holders should consult its tax advisors regarding the application of the PFIC rules to any subsidiary we own.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the holder holds our ordinary shares. However, if we cease to meet the threshold requirements for PFIC status, provided that the U.S. Holder has not made a QEF Election or a Mark-to-Market Election, as described below, such holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to our ordinary shares held by such U.S. Holder. If such election is made, the U.S. Holder will be deemed to have sold our ordinary shares it holds on the last day of the last taxable year in which we were classified as a PFIC at its fair market value and any gain from such deemed sale will be taxed under the PFIC rules described above. After the deemed sale election, so long as we do not become classified as a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the PFIC rules described above with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ordinary shares. The rules dealing with deemed sale elections are very complex. U.S. Holders of our ordinary shares should consult its tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be classified as a PFIC and such election becomes available.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ordinary shares, including annual reporting on IRS Form 8621 regarding distributions received on, and any gain realized on the disposition of, our ordinary shares. U.S. Holders should consult its tax advisor regarding our PFIC status and the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are, or become, classified as a PFIC, including the possibility of making a QEF Election, Mark-to-Market Election or deemed sale election.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership, and disposition of our ordinary shares.

Default PFIC Rules

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership, and disposition of our ordinary shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election (a “Mark-to-Market Election”) with respect to our ordinary shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the PFIC rules with respect to (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of our ordinary shares. In addition, dividends paid in respect of our ordinary shares would not be eligible for the lower tax rate described under “—Taxation of Dividends and Other Distributions on the Ordinary Shares” above. U.S. Holders should consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the taxable year of the excess distribution, sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its ordinary shares begins generally will not be subject to the adverse PFIC rules discussed above with respect to its ordinary shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of ordinary shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the ordinary shares in which we were a PFIC. The QEF Election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the year to which the election relates.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for our 2022 taxable year, we will endeavor to provide U.S. Holders such information as the IRS may require, including a PFIC annual information statement, in order to enable U.S. Holders to make a QEF Election and will endeavor to cause each direct and indirect subsidiary that we control that is a PFIC to provide such information with respect to such subsidiary. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year.

If we do not provide the required information with regard to us or any of our Subsidiary PFICs for any taxable year, U.S. Holders will not be able to make or maintain a QEF Election for such entity and will continue to be subject to the PFIC rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a Mark-to-Market Election with respect to such stock. A Mark-to-Market Election may be made with respect to our ordinary shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our ordinary shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ordinary shares makes this election with respect to our ordinary shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are classified as a PFIC the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of our ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. The U.S. Holder’s adjusted tax basis in our ordinary shares would be adjusted to reflect any income or loss resulting from the Mark-to-Market Election. If a U.S. Holder makes a Mark-to-Market Election in respect of our ordinary shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. In addition, any gain such U.S. Holder recognizes upon the sale or other taxable disposition of our ordinary shares in a year when we are classified as a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. If a U.S. Holder makes a Mark-to-Market Election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously made a Mark-to-Market Election, and who is considering making a Mark-to-Market Election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Because a Mark-to-Market Election cannot technically be made for any Subsidiary PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO YOUR PARTICULAR CIRCUMSTANCE AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Material Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax, or GST, stamp duty and estate duty considerations relevant to the ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to own or dispose of our ordinary shares and do not purport to deal with the tax considerations applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders should consult its tax advisers as to the Singapore or other tax considerations of the ownership or disposal of our ordinary shares, taking into account its own particular circumstances. The statements below are based upon the assumption that Kenon is a tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither Kenon nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the holding or disposal of our ordinary shares.

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

For further information on our market risks and the sensitivity analyses of these risks, see Note 28—Financial Instruments to our financial statements included in this annual report.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. These rules define internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

In January 2021, our subsidiary OPC completed the acquisition of CPV. Management considered the facts and circumstances of the material business combination, and has excluded CPV in its assessment of internal control over financial reporting as of December 31, 2021, as permitted by the SEC.

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2021. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2021, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In January 2021, our subsidiary OPC completed the acquisition of CPV. Management considered the facts and circumstances of the material business combination, and has excluded CPV in its assessment of internal control over financial reporting as of December 31, 2021, as permitted by the SEC.

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

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2021 and 2020.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2021 and 2020 for Kenon and its consolidated entities. The figures below have been updated from Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in accordance with Section 14(a) of the Exchange Act.

	Year ended December 31,
	2021	2020
	(in thousands of USD)
Audit Fees[1]	3,054	1,351
Audit-Related Fees	3	14
Tax Fees[2]	295	462
Total	3,352	1,827

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

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
2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millennium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Description of Securities registered under Section 12 of the Exchange Act (Incorporated by reference to Exhibit 2.3 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 30, 2020)

4.1
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) (1)

4.2
Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.3
Purchase and Sale Agreement, dated as of October 9, 2020, by and among GIP II CPV Intermediate Holdings Partnership, L.P., GIP II CPV Intermediate Holdings Partnership 2, L.P., CPV Power Holdings GP, LLC, CPV Group LP and OPC US Inc.(2) (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

4.4
Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 8, 2019)(2)

4.5
Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.6
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.7
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.8
Sale and Purchase Agreement, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

8.1*	List of subsidiaries of Kenon Holdings Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

Exhibit Number	Description of Document
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, a member firm of KPMG International
15.2*	Consent of Somekh Chaikin, a member firm of KPMG International
15.3*	Consent of Dixon Hughes Goodman LLP
15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2021 and 2020 and for each of the three years in the three-year period ended December 31, 2021 (Incorporated by reference to pages F-1-F-65 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (File No: 21759864), filed with the SEC on March 9, 2022)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

(2)	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2021 and 2020 and for the three years ended December 31, 2021

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2021 and 2020 and for the three years ended December 31, 2021

KPMG LLP	Telephone	+65 6213 3388
16 Raffles Quay #22-00	Fax	+65 6225 0984
Hong Leong Building	Internet	www.kpmg.com.sg
Singapore 048581

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Kenon Holdings Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Evaluation of fair value of the identified assets acquired and liabilities assumed

As discussed in Notes 2.D.1 and 10.A.1.i. to the consolidated financial statements, on January 25 2021, the Company acquired 70% of the rights and holdings in CPV Power Holdings LP; Competitive Power Ventures Inc.; and CPV Renewable Energy Company Inc. through the limited partnership, CPV Group LP (“the CPV Group”). The fair value of the identified assets acquired and liabilities assumed of $580 million included property, plant, and equipment, investments in associated companies and intangible assets of the CPV Group. The valuation technique used for measuring the fair values of the property, plant and equipment, investments in associated companies and intangible assets on the transaction completion date is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates.

We identified the evaluation of the transaction completion date fair values of the property, plant and equipment, investments in associated companies and intangible assets of the CPV Group as a critical audit matter. A high degree of auditor judgement was required in evaluating the discount rates used to estimate the fair values of these assets. Minor changes to the discount rates could have had a significant effect on the Company’s evaluation of the transaction completion date fair values. Additionally, the audit effort to evaluate the discount rates required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process in the determination of the discount rates to estimate the fair values of the property, plant and equipment, investments in associated companies and intangible assets. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in evaluating such discount rates, by comparing such discount rates used by the Company against discount rate ranges that were independently developed utilizing publicly available market data for comparable entities.

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

We have served as the Company’s auditor since 2015.

Singapore
March 31, 2022

KPMG LLP	Telephone	+65 6213 3388
16 Raffles Quay #22-00	Fax	+65 6225 0984
Hong Leong Building	Internet	www.kpmg.com.sg
Singapore 048581

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Kenon Holdings Ltd:

Opinion on Internal Control Over Financial Reporting

We have audited Kenon Holdings Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2022 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
March 31, 2022

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2021 and 2020

		As at December 31,
		2021	2020
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	474,544	286,184
Short-term deposits and restricted cash	6	229	564,247
Trade receivables		62,643	47,948
Short-term derivative instruments		798	114
Other current assets	7	43,379	21,295
Total current assets		581,593	919,788

Non-current assets
Investment in ZIM (associated company)	8	1,354,212	297,148
Investment in OPC's associated companies	8	545,242	-
Long-term investment (Qoros)	9.5	-	235,218
Long-term restricted cash		21,463	71,954
Long-term derivative instruments	28.D.1	11,637	165
Deferred taxes, net	23.C.2	49,275	7,374
Property, plant and equipment, net	11	1,125,820	818,561
Intangible assets, net	12	224,282	1,452
Long-term prepaid expenses and other non-current assets	13	57,266	44,649
Right-of-use assets, net	16	97,883	86,024
Total non-current assets		3,487,080	1,562,545

Total assets		4,068,673	2,482,333

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Financial Position as at December 31, 2021 and 2020, continued

		As at December 31,
		2021	2020
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	14	38,311	46,471
Trade and other payables	15	171,537	128,242
Dividend payable	18.D	188,607	-
Short-term derivative instruments	28.D.1	8,688	39,131
Current tax liabilities		34	9
Deferred taxes	23.C.2	21,117	-
Current maturities of lease liabilities		18,991	14,084
Total current liabilities		447,285	227,937

Non-current liabilities
Long-term loans from banks and others	14	596,489	575,688
Debentures	14	575,314	296,146
Deferred taxes, net	23.C.2	125,339	94,336
Other non-current liabilities		28,817	816
Long-term derivative instruments		192	6,956
Long-term lease liabilities		14,951	4,446
Total non-current liabilities		1,341,102	978,388

Total liabilities		1,788,387	1,206,325

Equity	18
Share capital		602,450	602,450
Translation reserve		25,680	15,896
Capital reserve		25,783	(11,343)
Accumulated profit		1,139,775	459,820
Equity attributable to owners of the Company		1,793,688	1,066,823
Non-controlling interests		486,598	209,185
Total equity		2,280,286	1,276,008

Total liabilities and equity		4,068,673	2,482,333

_____________________________	_____________________________	_____________________________
Cyril Pierre-Jean Ducau Chairman of Board of Directors	Robert L. Rosen CEO	Mark Hasson CFO

Approval date of the consolidated financial statements: March 31, 2022

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Profit & Loss for the years ended December 31, 2021, 2020 and 2019

		For the year ended December 31,
		2021	2020	2019
	Note	$ Thousands

Revenue	19	487,763	386,470	373,473
Cost of sales and services (excluding depreciation and amortization)	20	(336,298)	(282,086)	(256,036)
Depreciation and amortization		(53,116)	(33,135)	(31,141)
Gross profit		98,349	71,249	86,296
Selling, general and administrative expenses	21	(75,727)	(49,957)	(36,436)
Other (expenses)/income		(81)	1,721	6,114
Operating profit		22,541	23,013	55,974
Financing expenses	22	(144,295)	(51,174)	(29,946)
Financing income	22	2,934	14,291	17,679
Financing expenses, net		(141,361)	(36,883)	(12,267)

(Losses)/gains related to Qoros	9	(251,483)	309,918	(7,813)
(Losses)/gains related to ZIM	8.B.a	(204)	43,505	-
Share in profit/(losses) of associated companies, net
- ZIM	8.A.2	1,260,993	167,142	(4,374)
- OPC's associated companies	8.A.2	(10,844)	-	-
- Qoros	8.A.2	-	(6,248)	(37,056)
Profit/(loss) before income taxes		879,642	500,447	(5,536)
Income tax expense	23	(4,325)	(4,698)	(16,675)
Profit/(loss) for the year from continuing operations		875,317	495,749	(22,211)
Gain/(loss) for the year from discontinued operations	25
-Recovery of retained claims, net		-	8,476	25,666
-Other		-	-	(1,013)
		-	8,476	24,653
Profit for the year		875,317	504,225	2,442

Attributable to:
Kenon’s shareholders		930,273	507,106	(13,359)
Non-controlling interests		(54,956)	(2,881)	15,801
Profit for the year		875,317	504,225	2,442

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	24
Basic/diluted profit/(loss) per share		17.27	9.41	(0.25)
Basic/diluted profit/(loss) per share from continuing operations		17.27	9.25	(0.71)
Basic/diluted profit per share from discontinued operations		-	0.16	0.46

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2021, 2020 and 2019

	For the year ended December 31,
	2021	2020	2019
	$ Thousands

Profit for the year	875,317	504,225	2,442

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	17,489	36,354	22,523
Reclassification of foreign currency and capital reserve differences on loss of significant influence	-	(23,425)	-
Group’s share in other comprehensive income of associated companies	12,360	1,873	(3,201)
Effective portion of change in the fair value of cash-flow hedges	8,772	(45,322)	(8,309)
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	37,173	3,067	1,351
Change in fair value of derivatives used to hedge cash flows transferred to the statement of profit & loss	(2,121)	6,300	2,743
Income taxes in respect of components of other comprehensive income	(423)	1,346	252
Total other comprehensive income for the year	73,250	(19,807)	15,359
Total comprehensive income for the year	948,567	484,418	17,801

Attributable to:
Kenon’s shareholders	969,862	486,165	(2,353)
Non-controlling interests	(21,295)	(1,747)	20,154
Total comprehensive income for the year	948,567	484,418	17,801

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2020 and 2019

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2021		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	7,371	-	7,371	1,187	8,558
Dividends declared	18.D	-	-	-	(288,811)	(288,811)	(10,214)	(299,025)
Total contributions by and distributions to owners		-	-	7,371	(288,811)	(281,440)	(9,027)	(290,467)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	10.A.1.o	-	-	-	38,443	38,443	103,891	142,334
Non-controlling interests in respect of business combinations		-	-	-	-	-	6,769	6,769
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	197,075	197,075
Total changes in ownership interests in subsidiaries		-	-	-	38,443	38,443	307,735	346,178

Total comprehensive income for the year
Net profit for the year		-	-	-	930,273	930,273	(54,956)	875,317
Other comprehensive income for the year, net of tax		-	9,784	29,755	50	39,589	33,661	73,250
Total comprehensive income for the year		-	9,784	29,755	930,323	969,862	(21,295)	948,567

Balance at December 31, 2021		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2020 and 2019

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2020		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	874	-	874	236	1,110
Dividends declared and paid	18.D	-	-	-	(120,133)	(120,133)	(12,412)	(132,545)
Total contributions by and distributions to owners		-	-	874	(120,133)	(119,259)	(12,176)	(131,435)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	10.A.1.o	-	-	-	80,674	80,674	136,170	216,844
Acquisition of non-controlling interests without a change in control		-	-	(4,109)	-	(4,109)	(1,498)	(5,607)
Total changes in ownership interests in subsidiaries		-	-	(4,109)	80,674	76,565	134,672	211,237

Total comprehensive income for the year
Net profit for the year		-	-	-	507,106	507,106	(2,881)	504,225
Other comprehensive income for the year, net of tax			(1,993)	(22,070)	3,122	(20,941)	1,134	(19,807)
Total comprehensive income for the year		-	(1,993)	(22,070)	510,228	486,165	(1,747)	484,418

Balance at December 31, 2020		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2020 and 2019

		Attributable to the owners of the Company					Non- controlling interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2019		602,450	802	16,854	28,917	649,023	66,695	715,718
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	1,222	-	1,222	324	1,546
Dividends declared and paid	18.D	-	-	-	(65,169)	(65,169)	(33,123)	(98,292)
Total contributions by and distributions to owners		-	-	1,222	(65,169)	(63,947)	(32,799)	(96,746)

Changes in ownership interests in subsidiaries
Sale of subsidiary		-	-	-	-	-	299	299
Dilution in investment in subsidiary	10.A.1.o	-	-	-	41,863	41,863	34,537	76,400
Acquisition of non-controlling interests without a change in control		-	-	(1,234)	-	(1,234)	(450)	(1,684)
Total changes in ownership interests in subsidiaries		-	-	(1,234)	41,863	40,629	34,386	75,015

Total comprehensive income for the year
Net profit for the year		-	-	-	(13,359)	(13,359)	15,801	2,442
Other comprehensive income for the year, net of tax		-	17,087	(2,880)	(3,201)	11,006	4,353	15,359
Total comprehensive income for the year		-	17,087	(2,880)	(16,560)	(2,353)	20,154	17,801

Balance at December 31, 2019		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019

		For the year ended December 31,
		2021	2020	2019
	Note	$Thousands

Cash flows from operating activities
Profit for the year		875,317	504,225	2,442
Adjustments:
Depreciation and amortization		57,640	34,171	32,092
Financing expenses, net	22	141,361	36,883	12,267
Share in (profit)/losses of associated companies, net	8.A.2	(1,250,149)	(160,894)	41,430
Gains on disposal of property, plant and equipment, net		-	(1,551)	(492)
Net change in fair value of derivative financial instruments		-	-	352
Losses/(gains) related to Qoros	9	251,483	(309,918)	7,813
Losses/(gains) related to ZIM	8.B.a	204	(43,505)	-
Recovery of retained claims	25	-	(9,923)	(30,000)
Share-based payments		18,369	1,110	1,546
Income taxes	23	4,325	6,145	22,022
		98,550	56,743	89,472
Change in trade and other receivables		(1,171)	(9,669)	4,338
Change in trade and other payables		(429)	45,061	(5,968)
Cash generated from operating activities		96,950	92,135	87,842
Dividends received from associated companies		143,964	-	-
Income taxes (paid)/refunded, net		(385)	61	(2,453)
Net cash provided by operating activities		240,529	92,196	85,389

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2021, 2020 and 2019

		For the year ended December 31,
		2021	2020	2019
	Note	$ Thousands
Cash flows from investing activities
Short-term deposits and restricted cash, net		558,247	(501,618)	19,554
Investment in long-term deposits, net		51,692	6,997	(28,085)
Long-term advance deposits and prepaid expenses		(6,976)	(57,591)	-
Long term loan to an associate		(5,000)	-	-
Proceeds from sale of subsidiary, net of cash disposed off		-	407	880
Acquisition of subsidiary, less cash acquired	10.A.1.i	(659,169)	-	-
Acquisition of associated company, less cash acquired		(8,566)	-	-
Acquisition of property, plant and equipment		(231,235)	(74,456)	(34,141)
Acquisition of intangible assets		(1,452)	(368)	(258)
Proceeds from sale of property, plant and equipment and intangible assets		-	546	-
Reimbursement of right-of use asset		4,823	-	-
Interest received		269	709	2,469
Income tax paid		-	(32,332)	(5,629)
Deferred consideration in respect of acquisition of subsidiary		-	(13,632)	-
Payment of transactions in derivatives, net		(5,635)	(3,963)	(929)
Proceeds from sale of and distribution from associated companies		46,729	-	-
Proceeds from deferred payment		-	217,810	-
Proceeds from sales of interest in ZIM	8.B.a.5	67,087	-	-
Proceeds from sale of interest in Qoros	9.3	-	219,723	-
(Payment)/recovery of financial guarantee	9.6.d, 9.6.e	(16,265)	6,265	10,963
Recovery of retained claims	25	-	9,923	30,196
Net cash used in investing activities		(205,451)	(221,580)	(4,980)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests		(10,214)	(12,412)	(33,123)
Dividends paid		(100,209)	(120,115)	(65,169)
Investments of holders of non-controlling interests in the capital of a subsidiary		197,076	32	-
Costs paid in advance in respect of taking out of loans		(4,991)	(8,556)	(1,833)
Payment of early redemption commission with respect to the debentures	14.B	(75,820)	(11,202)	-
Payment in respect of derivative financial instruments, net		(13,933)	-	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	10.A.1.o, 10.A.1.p	142,334	216,844	76,400
Proceeds from long-term loans		343,126	73,236	-
Proceeds from issuance of debentures, net of issuance expenses	14.E	262,750	280,874	-
Repayment of long-term loans, debentures and lease liabilities		(562,016)	(130,210)	(28,235)
Short-term credit from banks and others, net		-	(134)	139
Acquisition of non-controlling interests		-	(7,558)	(413)
Interest paid		(31,523)	(24,989)	(21,414)
Net cash provided by/(used in) financing activities		146,580	255,810	(73,648)

Increase in cash and cash equivalents		181,658	126,426	6,761
Cash and cash equivalents at beginning of the year		286,184	147,153	131,123
Effect of exchange rate fluctuations on balances of cash and cash equivalents		6,702	12,605	9,269
Cash and cash equivalents at end of the year		474,544	286,184	147,153

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

3. Investee companies – subsidiaries and/or associated companies and/or long-term investment (Qoros).

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

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on March 31, 2022.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in associated companies
•	Long-term investment (Qoros)

For additional information regarding measurement of these assets and liabilities – see Note 3 Significant Accounting Policies.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

D.	Use of estimates and judgment

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

1.	Allocation of acquisition costs

The Group makes estimates with respect to allocation of excess consideration to tangible and intangible assets and to liabilities. The Group has considered the report from a qualified external valuer to establish the appropriate valuation techniques and inputs for this assessment. The valuation technique used for measuring the fair values of the material assets: property, plant and equipment, investment in associated companies, and intangible assets is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates. The respective discount rates are estimates and require judgment and minor changes to the discount rates could have had a significant effect on the Group’s evaluation of the transaction completion date fair values of the material assets. Refer to Note 10.A.1.i for further details.

In addition, in determining the depreciation rates of the tangible, intangible assets and liabilities, the Group estimates the expected life of the asset or liability.

2.	Long-term investment (Qoros)

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 9.3, as at December 31, 2020, the Group owned a 12% interest in Qoros. The long-term investment (Qoros) was a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option (as described in Note 9.2). The long-term investment (Qoros) was determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment (Qoros) took into account the underlying asset’s price volatility.

In April 2021, Quantum entered into an agreement to sell its remaining 12% equity interest in Qoros. As a result, Kenon accounted for the fair value of the long-term investment (Qoros) based on the present value of the expected cash flows. Refer to Note 9.5 for further details.

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

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted a few new standards which are effective from January 1, 2021 but they do not have a material effect on the Group’s consolidated financial statements.

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

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and is measured in succeeding periods based on its cost less accrued losses from impairment of value.

Note 3 – Significant Accounting Policies (Cont’d)

For purposes of examining impairment of value, goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are examined for purposes of assessment of impairment of their value every year or more frequently where there are signs indicating a possible impairment of value of the unit, as stated. Where the recoverable amount of a cash‑generating unit is less than the carrying value in the books of that cash‑generating unit, the loss from impairment of value is allocated first to reduction of the carrying value in the books of any goodwill attributed to that cash‑generating unit. Thereafter, the balance of the loss from impairment of value, if any, is allocated to other assets of the cash‑generating unit, in proportion to their carrying values in the books. A loss from impairment of value of goodwill is not reversed in subsequent periods.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

Note 3 – Significant Accounting Policies (Cont’d)

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

Note 3 – Significant Accounting Policies (Cont’d)

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

The Group’s credit risk exposure for trade receivables and contract asset are set out in Note 28 Financial Instruments.

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

Hedge accounting

As of December 31, 2021 and 2020, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

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

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements (*)	3 – 30
Facilities, machinery and equipment	5 – 30
Wind turbines	35
Computers	3
Office furniture and equipment	3 – 16
Others	5 – 15

* The shorter of the lease term and useful life

Note 3 – Significant Accounting Policies (Cont’d)

G.	Intangible assets, net

(1)	Recognition and measurement

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

The estimated useful lives for current and comparative year are as follows:

•	Power purchase agreement	10 years
•	Others	1-33 years

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

(3)	Subsequent expenditure

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

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with IAS 16 Property, plant and equipment.

Note 3 – Significant Accounting Policies (Cont’d)

I.	Leases

Definition of a lease

The Group assesses whether a contract is or contains a lease by assessing if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

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

Years
Land	19 – 49
Pressure regulation and management system facility	24
Offices	3 – 9

J.	Borrowing costs

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

Note 3 – Significant Accounting Policies (Cont’d)

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan (“Share Incentive Plan”). The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

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

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements and the quantities of electricity supplied. Furthermore, the Group’s revenues include revenues from the provision of asset management services to power plants and recognized in accordance to the service provision rate.

When setting the transaction price, the Group takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Key agent or a principal

When another party is involved in providing goods or services to a customer, the Group shall determine whether the nature of its promise is a performance obligation to provide the specified or services itself (i.e., the Group is a principal) or to arrange for those services to be provided by the other party (i.e., the Group is an agent), and therefore recognizes the revenue as the net fee amount.

The Group is a principal if it controls the specified service before that service is transferred to a customer. Indicators that the Group controls the specified service before it is transferred to the customer include the following: The Group is primarily responsible for fulfilling the promise to provide the specified service; the entity bears a risk before the specified service has been transferred to a customer; and the Group has discretion in establishing the price for the specified service.

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

The changes in each cash flow based on operating, investing and financing activities are reported in Note 25 Discontinued Operations.

W.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM"). As at December 31, 2021, based on the internal financial information provided to the CODM, the Group has determined that it has four reportable segments, which are OPC Israel, CPV Group, ZIM and Quantum. These segments are based on the different services offered in different geographical locations and also based on how they are managed. Comparative information has been restated.

The following summary describes the Group’s reportable segments:

1.	OPC Israel – OPC Israel Ltd. (“OPC Israel”) is a wholly owned subsidiary of OPC Energy Ltd. (“OPC”), which generates and supply electricity and energy in Israel.

2.	CPV Group – CPV Group LP (“CPV Group”) is a limited partnership owned by OPC, which generates and supply electricity and energy in the United States.

3.	ZIM – ZIM Integrated Shipping Services, Ltd., an associated company, is an Israeli global container shipping company.

4.
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

Note 3 – Significant Accounting Policies (Cont’d)

X.	Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of raw material inventories is determined using the first in, first out (FIFO) method. The cost of inventories of finished goods is determined on the basis of average cost, including materials, labor and the attributable share of production overheads, based on normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs required for the sale.

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

Z.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2021 and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1),

-	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28).

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment (Qoros)

See Note 28 Financial Instruments.

B.	Non-derivative financial liabilities

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

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2021	2020
	$ Thousands
Cash in banks	425,017	255,750
Time deposits	49,527	30,434
	474,544	286,184

Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2021	2020
	$ Thousands
Short-term deposits and restricted cash (1)	229	564,247

(1)	A significant portion of the balance in 2020 was used to pay for the acquisition of CPV in January 2021. For further details, refer to Note 10.a.1.i.

Note 7 – Other Current Assets

	As at December 31,
	2021	2020
	$ Thousands
Advances to suppliers	459	876
Inventories	1,706	-
Prepaid expenses	6,639	4,061
Government institutions	5,029	3,192
Indemnification asset (1)	9,047	9,047
Deposits in connection with projects under construction	16,398	-
Others	4,101	4,119
	43,379	21,295

(1)	Relates to compensation receivable from OPC Hadera contractor as a result of the delay in the construction of the Hadera Power Plant. Please refer to Note 17.A.f for further details.

Note 8 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

			CPV	CPV	CPV	CPV	CPV	CPV
	ZIM		Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	As at December 31,
	2021	2020	2021	2021	2021	2021	2021	2021
	$ Thousands
Principal place of business	International		US	US	US	US	US	US
Proportion of ownership interest	26%	32%	25%	25%	37.5%	26%	50%	10%

Current assets	5,084,865	1,201,628	107,380	26,649	45,538	38,558	35,783	2,997
Non-current assets	4,756,973	1,622,613	986,321	669,668	1,039,153	952,997	705,501	949,385
Current liabilities	(2,756,595)	(1,151,510)	(136,136)	(37,067)	(7,904)	(124,247)	(85,176)	(20,921)
Non-current liabilities	(2,485,714)	(1,398,276)	(591,169)	(356,838)	(727,037)	(538,750)	(537,310)	(708,402)
Total net assets	4,599,529	274,455	366,396	302,412	349,750	328,558	118,798	223,059

Group's share of net assets	1,182,810	85,525	91,599	75,603	131,261	85,425	59,399	56,021
Adjustments:
Write back of assets and investment	-	43,505	-	-	-	-	-	-
Excess cost	171,402	168,118	81,678	(14,854)	(56,330)	26,799	(1,223)	8,379
Book value of investment	1,354,212	297,148	173,277	60,749	74,931	112,224	58,176	64,400

Investments in associated companies	1,354,212	297,148	173,277	60,749	74,931	112,224	58,176	64,400

As at December 31, 2021, the Group also has interests in a number of individually immaterial associates.

Note 8 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

									CPV
	ZIM			CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	Three Rivers	Qoros*
	For the year ended December 31,
	2021	2020	2019	2021	2021	2021	2021	2021	2021	2020***	2019
	$ Thousands

Revenue	10,728,698	3,991,696	3,299,761	199,030	170,292	189,985	258,292	139,473	174	23,852	349,832

Income / loss**	4,640,305	517,961	(18,149)	9,666	5,420	16,247	18,520	(58,793)	(9,281)	(52,089)	(312,007)

Other comprehensive income **	(3,462)	5,854	(9,999)	11,192	10,983	7,779	11,140	3,710	19,361	(3)	(8)

Total comprehensive income	4,636,843	523,815	(28,148)	20,858	16,403	24,026	29,660	(55,083)	10,080	(52,092)	(312,015)

Kenon’s share of comprehensive income	1,258,913	167,621	(9,007)	5,214	4,101	9,017	7,711	(27,542)	1,008	(6,251)	(37,442)

Adjustments	1,116	1,394	1,432	(1,249)	2,354	3,644	50	681	-	3	386

Kenon’s share of comprehensive income presented in the books	1,260,029	169,015	(7,575)	3,965	6,455	12,661	7,761	(26,861)	1,008	(6,248)	(37,056)

*
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2020 were approximately $13 million, $1 million, $18 million and $nil thousand (2019: $172 million, $6 million, $49 million and $33 thousand) respectively.

**	Excludes portion attributable to non-controlling interest.

***
The 2020 equity accounted results reflect Kenon’s share of losses in Qoros until the completion date of the sale, i.e. April 29, 2020. Subsequent to that, Qoros was reclassified as to Long-term investment (Qoros). Refer to Note 9 for further details.

Note 8 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1.
The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications from COVID-19, or the recent conflict between Russia and Ukraine). Current market conditions are impacted positively by increased freight rates and trade volumes.

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

2.	Financial position

As of December 31, 2021, ZIM’s total equity amounted to $4.6 billion (2020: $274 million) and its working capital amounted to $2.3 billion (2020: $50 million). During the year ended December 31, 2021, ZIM recorded operating profit of $5.8 billion (2020: $722 million; 2019: $153 million) and net profit of $4.6 billion (2020: $524 million; 2019: $(13) million).

		For the year ended
		December 31
		2021	2020
	Note	$ Thousands	$ Thousands
Gain on dilution from ZIM IPO	8.B.a.3	9,724	-
Loss on dilution from ZIM options exercised	8.B.a.4	(39,438)	-
Gain on sale of ZIM shares	8.B.a.5	29,510	-
Write back of impairment of investment	8.B.a.9	-	43,505
		(204)	43,505

3.	Initial public offering

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

As a result of the IPO, Kenon’s interest in ZIM was diluted from 32% to 28%. Following the IPO, Kenon recognized a gain on dilution of $10 million in its consolidated financial statements in 2021.

4.	Exercise of ZIM options

In August 2021, ZIM issued approximately 4 million shares as a result of options being exercised. As a result of the issuance, Kenon recognized a loss on dilution of approximately $27 million in its consolidated financial statements.

In December 2021, ZIM issued approximately 1.2 million shares as a result of options being exercised. As a result of the issuance, Kenon recognized a loss on dilution of approximately $13 million in its consolidated financial statements.

5.	Sales of ZIM shares

Between September and November 2021, Kenon sold approximately 1.2 million ZIM shares at an average price of $58 per share for a total consideration of approximately $67 million. As a result, Kenon recognized a gain on sale of approximately $30 million in its consolidated financial statements. As at December 31, 2021, as a result of the sales of ZIM shares and the issuance of new shares described in Note 8.B.a.4, Kenon’s interest in ZIM reduced from 28% to 26%.

Note 8 – Investment in Associated Companies (Cont’d)

6.	Notes repurchase

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

In March 2021, ZIM made an early repayment of $85 million of its Series 1 notes (Tranche C). In June 2021, ZIM made an additional early repayment in respect of its Series 1 and Series 2 notes (Tranches C and D), of aggregate amount $349 million. This reflects a full settlement of the outstanding indebtedness related to such notes and resulted in the removal of related provisions and limitations.

7.	Dividends

In May 2021, ZIM’s board of directors approved a dividend of approximately $2 per share (an aggregate amount of approximately $237 million), to ZIM’s shareholders of record as of the close of trading on August 25, 2021, paid on September 15, 2021. Kenon’s share was $61 million (net of taxes).

In November 2021, ZIM’s board of directors approved an additional dividend of $2.50 per share (an aggregate amount of approximately $299 million), to ZIM’s shareholders of record as of the close of trading on December 16, 2021, paid on December 27, 2021. Kenon’s share was $73 million (net of taxes).

8.	Factoring facility

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

As at December 31, 2021, no amounts with withdrawn under this facility (2020: $2 million). Further to this arrangement, ZIM is required to comply with a minimum balance of cash (as determined in the agreement) in the amount of $125 million, as well as with other requirements customarily applied in such arrangements. As at December 31, 2021, ZIM complies with its financial covenants. ZIM’s liquidity amounts to $3.6 billion.

Subsequent to year end, the agreement was renewed to expire in February 2023.

9.	Impairment assessment

For the purpose of IAS 28, Kenon did not identify any objective evidence that its net investment in ZIM was impaired as at 31 December 31, 2021.

Due to an improvement in ZIM’s financial performance in 2020, Kenon, independently from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with IAS 28 and IAS 36. For the year ended December 31, 2020, Kenon concluded that the carrying amount of the investment in ZIM is lower than the recoverable amount, and therefore, an impairment reversal was recognized. In 2016, Kenon recognized an impairment loss of $72 million in relation to its carrying value of ZIM. In 2017, Kenon recorded an impairment write-back of $28 million. Based on the valuation described above, in 2020, Kenon recorded a write back of impairment of $44 million in the consolidated statements of profit and loss, and after accounting for its share of profits in ZIM for the year, resulted in a carrying value in ZIM as at December 31, 2020 of $297 million.

Note 8 – Investment in Associated Companies (Cont’d)

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

10.	Restrictions

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

Note 8 – Investment in Associated Companies (Cont’d)

b.	OPC’s associated companies

1.	CPV Three Rivers, LLC (“CPV Three Rivers”)

CPV Three Rivers is a project under construction in Illinois, United States. The commercial operation date is expected to be in Q2 2023, and the total construction cost (in respect of 100% of the project) is expected to be approximately $1,293 million.

In respect of an interest of 17.5% in the rights to the Three Rivers construction project (the “Construction Project”), a Sellers’ Loan in the amount of $95 million (the “Sellers’ Loan”) was provided to the CPV Group. The Seller’s Loan was granted for a period of up to two years from the Transaction Completion Date, bore interest at an annual rate of 4.5%, to be paid quarterly and was secured by a lien on shares of the holding company that owns the rights in the project under construction and rights pursuant to the management agreement of the project under construction.

On February 3, 2021, the transaction for sale of 7.5% of the rights in the Construction Project was completed for a consideration of approximately $41 million which was served for repayment as part of the Sellers’ Loan. No gain or loss was recognized on the sale. The remaining 10% equity interest continued to be subject to the Sellers’ Loan of approximately $55 million, which was repaid in October 2021.

Loans

As at December 31, 2021, CPV Three Rivers has outstanding debt of approximately $707 million. The final repayment date is June 30, 2028, and the rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms. The variable interest is set at LIBOR plus a spread ranging from 3.5% to 4% per year, and the fixed interest is at an annual rate of 4.75%. As a result of the loan, CPV Three Rivers is subject to certain covenants and distribution restrictions.

2.	CPV Fairview, LLC (“CPV Fairview”)

CPV Fairview is a power plant in Pennsylvania, United States using natural gas and combined cycle technology whose commercial operations started in 2019.

Loans

As at December 31, 2021, CPV Fairview has outstanding debt of approximately $662 million. The final repayment date is June 30, 2025, and the rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms. The variable interest is set at LIBOR plus a spread ranging from 2.5% to 2.75% per year, and the fixed interest is at an annual rate of 5.78%. As a result of the loan, CPV Fairview is subject to certain covenants and distribution restrictions.

3.	CPV Maryland, LLC (“CPV Maryland”)

CPV Maryland is a power plant in Maryland, United States using natural gas and combined cycle technology whose commercial operations started in 2017.

Loans

As at December 31, 2021, CPV Maryland has outstanding debt of approximately $371million. The final repayment dates of the loan and ancillary credit facilities are May 2028 and November 2027, respectively. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms. The loans are subject to interest rates of LIBOR plus 4% per term loan and LIBOR plus 2.75% for ancillary credit facilities. As a result of the loan, CPV Maryland is subject to certain covenants and distribution restrictions.

4.	CPV Shore Holdings, LLC (“CPV Shore”)

CPV Shore is a power plant in New Jersey, United States using natural gas and combined cycle technology whose commercial operations started in 2016.

Loans

As at December 31, 2021, CPV Shore has outstanding debt of approximately $504 million. The final repayment date of the loans and ancillary credit facilities are December 27, 2025 and December 27, 2023, respectively. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms. The loans are subject to interest rates of LIBOR plus 3.75% per term loan and LIBOR plus 3% for ancillary credit facilities. As a result of the loan, CPV Shore is subject to certain covenants and distribution restrictions.

Note 8 – Investment in Associated Companies (Cont’d)

5.	CPV Towantic, LLC (“CPV Towantic”)

CPV Towantic is a power plant in Connecticut, United States using natural gas/dual-fuel and combined cycle technology whose commercial operations started in 2018.

Loans

As at December 31, 2021, CPV Towantic has outstanding debt of approximately $598 million. The final repayment date is June 30, 2025, and the rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms. The debt is subject to interest of LIBOR plus a spread ranging from 2.75% to 3.25%. As a result of the loan, CPV Towantic is subject to certain covenants and distribution restrictions.

6.	CPV Valley Holdings, LLC (“CPV Valley”)

CPV Valley is a power plant in New York, United States using natural gas/dual-fuel and combined cycle technology whose commercial operations started in 2018.

Loans

As at December 31, 2021, CPV Valley has outstanding debt of approximately $578 million. The final repayment date of the loan is June 30, 2023. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms. The loan is subject to interest rate of LIBOR plus spread ranging from 3.5% to 3.75%. As a result of the loan, CPV Valley is subject to certain covenants and distribution restrictions.

In April 2021 some expedients were received for the ancillary credit facilities in exchange for a commitment to provide equity in the cumulative amount of $10 million from the investors in the project (a commitment of $5 million was provided in April 2021 by CPV Valley and the other investor. The withdrawals are provided as shareholder loans bearing annual interest at a rate of 5%). The expedients pertain to a waiver of the annual repayment obligation of the working capital loans and release of $5 million in restricted working capital due to a regulatory permit.

Note 9 – Long-term investment (Qoros)

		For the year ended December 31,
		2021	2020	2019
	Note	$ Thousands
Fair value (loss)/gain on remaining 12% interest in Qoros	9.3, 9.5	(235,218)	154,475	-
(Payment)/recovery of financial guarantee	9.6.d, 9.6.e	(16,265)	6,195	11,144
Gain on sale of 12% interest in Qoros	9.3	-	152,610	-
Fair value loss on put option	9.2, 9.3	-	(3,362)	(18,957)
		(251,483)	309,918	(7,813)

1.
As at December 31, 2021, the Group holds a 12% equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% equity interest and the remaining 63% interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $504 million), resulting in Kenon’s and Chery’s interest in Qoros dropping from 50% each to 24% and 25%, respectively. This was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. The Investment Agreement provided Kenon with a put option over its remaining equity interest in Qoros which was initially valued at approximately $90 million.

The value of the put option was reduced by approximately $19 million to approximately $71 million as a result of the fair value assessment as at December 31, 2019.

Note 9 – Long-term investment (Qoros) (Cont’d)

3.	Kenon sells down from 24% to 12%

In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor. In April 2020, Kenon completed the sale of this half of its remaining interest in Qoros and received payment of RMB1,560 million (approximately $220 million).

Kenon recognized a gain of approximately $153 million from the sale of its 12% interest in Qoros and the derecognition of the current portion of the put option pertaining to the 12% interest sold.

As a result of the sale, Kenon lost significant influence over Qoros and ceased equity accounting. Since April 29, 2020, the remaining 12% interest in Qoros was accounted for on a fair value basis through profit and loss and, together with the non-current portion of the put option pertaining to the remaining 12% interest (see Note 9.2), was reclassified in the statement of financial position as a long-term investment (Qoros). Upon reclassification, Kenon immediately recognized a fair value gain of approximately $139 million and the long-term investment (Qoros) was initially measured at a combined fair value of approximately $220 million. By the end of 2020, primarily due to the appreciation of RMB against the USD, the fair value of the long-term investment (Qoros) increased by approximately $15 million to $235 million.

In 2020 up until the completion date of the sale and prior to the reclass detailed above, the aggregate current and non-current put option fair value was reduced by approximately $3 million to $68 million.

The sale was not made pursuant to the put option described above in Note 9.2. As part of the sale agreement, the New Qoros Investor assumed its pro-rata share of guarantees of Kenon and Chery based on the change to its equity ownership.

4.	Agreement to sell remaining 12% interest

In April 2021, Quantum entered into an agreement with the New Qoros Investor to sell all of its remaining 12% interest in Qoros. The key terms of the agreement are set forth below.

The total purchase price is RMB1.56 billion (approximately $245 million), which is the same valuation as the previous sales by Quantum to the New Qoros Investor. The deal is subject to certain conditions, including a release of the share pledge (refer to Note 9.6.c) over the shares to be sold (substantially all of which have been pledged to Qoros’ lending banks), and necessary regulatory approvals.

The Baoneng Group guaranteed the obligations of the New Qoros Investor under this agreement. The purchase price was to be paid over time according to a payment schedule.

The first and second payments, including the deposit, were to be paid into a designated account set up in the name of the New Qoros Investor over which Quantum is a joint signatory to, of which the deposit was due July 31, 2021. According to the agreement, the transfer of these payments to Quantum would occur by the end of Q2 2022. To date, the New Qoros Investor has failed to make any of the required payments under this agreement.

In the fourth quarter of 2021, Kenon started arbitration proceedings against the New Qoros Investor for breach of the agreement and Kenon also started litigation proceedings against the New Qoros Investor with regards to the New Qoros Investor’s obligations to Kenon’s pledged shares in relation to Qoros’ RMB 1.2 billion loan (as described below). The outcomes of these legal proceedings and any related awards are uncertain.

As a result of the payment delay, Quantum currently has the right to exercise the Put Option it has to sell its remaining shares to the New Qoros Investor.

Note 9 – Long-term investment (Qoros) (Cont’d)

5.	Fair value assessment

In September 2021, in light of the events described above, Kenon performed an assessment of the fair value of the long-term investment (Qoros) under IFRS 13 Fair value measurement. Kenon concluded that the fair value of the long-term investment (Qoros) is zero. Therefore, in 2021 Kenon recognized a fair value loss of $235 million in its consolidated financial statements for the year ended 2021.

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

b.
On May 12, 2015, Qoros signed a loan agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, for an amount of RMB700 million (approximately $108 million) (the “Facility”). This Facility was guaranteed by Chery and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion (approximately $500 million). Kenon provided back-to-back guarantees to Chery of RMB350 million (approximately $54 million) thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee.

c.
On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion (approximately $200 million) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The pledge agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to enforce the pledge, certain representations and covenants, and provisions regarding the registration and approval of the pledge. As part of the spin-off described in Note 1.A, the shares pledged by IC were transferred to Kenon.

d.
In 2017, Kenon provided cash collateral to Chery that was used to fund shareholder loans on behalf of Chery for a total amount of RMB 244 million, and pledged a portion of Kenon’s equity interests in Qoros to Chery. The agreements for this guarantee and pledge provide that in the event that Chery’s obligations under its guarantees are reduced, including through guarantee releases, Kenon is entitled to the proportionate return from Chery of the RMB 244 million funding provided on Chery’s behalf and/or a release of the equity pledged to Chery.

As at December 31, 2018, Kenon’s back-to-back guarantee exposure to Chery was approximately $44 million however, following the New Qoros Investor’s investment into Qoros (refer to Note 9.2), Kenon assessed that the likelihood of future cash payments in relation to the guarantees was not probable. As a result, all provisions related to financial guarantees were released in 2018.

Following completion of the transaction in 2019, the New Qoros Investor assumed its proportionate obligations with respect to the Qoros loans. As a result of this and repayments by Qoros in relation to its loans, Chery’s obligations under the loan guarantees were reduced. As a result, Kenon received $11 million from Chery. As at December 31, 2019, Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $23 million.

In April 2020, Kenon received an additional $6 million from Chery following repayments by Qoros in relation to its loans. This brought the total cash received from Chery to RMB 244 million (approximately $36 million) in connection with these repayments. As at December 31, 2020, Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $16 million.

Note 9 – Long-term investment (Qoros) (Cont’d)

e.
Qoros had been in discussions with lenders on rescheduling loan repayments on its long-term loans. Such a rescheduling has not been agreed. In 2021, Qoros did not make payments totaling approximately RMB 455 million ($71 million) which were due in respect of its RMB 3 billion, RMB 1.2 billion and RMB 0.7 billion loan facilities, and as a result, the lenders under these facilities accelerated these loans. These loans remain in default.

In the fourth quarter of 2021, Chery paid the full amount of its guarantee obligations under the RMB 3 billion and RMB 700 million loan facilities. As discussed above, Kenon had back-to-back guarantee obligations of approximately $16 million to Chery in respect of guarantees Chery had given for these two loans. Kenon paid the $16 million to Chery and recognized a corresponding $16 million expense in its consolidated statements of profit and loss. Following this payment, Kenon does not have any remaining guarantee obligations with respect to Qoros debt.

As at December 31, 2021, as described in Note 9.6.c, Kenon has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. The New Qoros Investor was required to assume its pro rata share of pledge obligations. It has not yet provided all such pledges but has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

Qoros continues to engage in discussions with the lenders and other relevant stakeholders relating to its other outstanding bank loans and resumption of manufacturing production which was shut down earlier this year.

7.	Restrictions

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 10 – Subsidiaries

A.	Investments

1.	OPC Energy Ltd.

OPC is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in two reportable segments: (i) generation and supply of electricity and energy (electricity, steam and charging services for electric vehicles) in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation; and (ii) generation and supply of electricity and energy in the United States, including maintenance, development, construction and management of renewable energy and conventional (gas-fired) power plants in the United States, and power plants owned by third parties. OPC manages most of its operations in Israel through OPC Israel, and its operations in the United States through CPV Group, of which 70% is indirectly held by OPC.

In October 2020, OPC signed an agreement to acquire the CPV Group (as described in Note 10.A.1.i), which is engaged in the area of generation of electricity in the United States (including through the use of renewable energy). The transaction was completed in January 2021.

Seasonality

OPC’s activities in Israel are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (“TAOZ”), which is regulated and published by the Israeli Electricity Authority (“IEA”). The year is broken down into 3 seasons: “summer” (July and August), “winter” (December through February), and “transitional” (March through June and September through November), with a different tariff set for each season. OPC’s results are based on the generation component, which is part of the TAOZ, resulting in a seasonal effect.

The revenues of the CPV Group from electricity generation are seasonal and impacted by variable demand, gas prices and electricity prices, as well as the weather. In general, with respect to power plants powered by natural gas, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

Impact of COVID-19 and conflict between Russia and Ukraine

The COVID-19 outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, and alongside the conflict between Russia and Ukraine, supply chain interruptions, global economic and financial market instability. During the reporting period, high global demand for raw materials, transportation and shipping services were impacted by the spread of COVID-19 and the conflict, causing limited production capabilites, transportation and shipping restrictions, resulting in a significant increase in the cost of raw materials, production and supply chain, and an increase in the cost of maritime transport. This resulted in global delays in delivery dates for equipment alongside increased prices of raw materials and equipment used for construction and maintenance of OPC’s facilities and power plants. This also affected the construction and maintenance costs of OPC’s projects in the markets of activity and schedules for their completion. As of reporting date, there is no certainty as to the duration or scope of the COVID-19 impact, therefore OPC is unable to assess with full certainty its impact on its businesses.

OPC’s active power plants in Israel, as well as the construction of the Tzomet power plant have continued throughout the restriction period, due to their designation as “essential enterprises”. It is noted that the continuity of construction works at the Tzomet and Sorek power plants and the generation facilities is affected by COVID-19, due, among other things, to restrictions on movement and infection. Delays in completing projects under construction and in schedules may affect the ability of the projects to fulfill its obligations to third parties, thus adversely affecting the Company's activity in Israel. In addition, the rehauling and maintenance works at the Rotem and Hadera power plants may be affected by restrictions on movement and spread of infection due to Covid-19.

The outbreak of COVID-19 has had a significant impact on economic activity in the United States. The CPV Group’s power plants remained active during the COVID-19 crisis. COVID-19 resulted in a change in the work schedules and shifts of the employees, a reduction of self-initiated shutdowns for purposes of periodic maintenance, extension of the unplanned periodic maintenance period, and employees working from home.

As at December 31, 2021, COVID-19 is assessed to not have a significant impact on OPC’s results and activities.

Note 10 – Subsidiaries (Cont’d)

Material subsidiaries

Set forth below are details regarding OPC’s material subsidiaries:

			Ownership interest as at December 31
	Note	Main location of company's activities	2021	2020
OPC Israel Energy Ltd.	10.A.1.a	Israel	100%	100%
OPC Rotem Ltd.	10.A.1.b	Israel	80%	80%
OPC Hadera Ltd.	10.A.1.c	Israel	100%	100%
Tzomet Energy Ltd.	10.A.1.d	Israel	100%	100%
OPC Sorek 2 Ltd.	10.A.1.e	Israel	100%	100%
Gnrgy Ltd.	10.A.1.f	Israel	51%	-
ICG Energy, Inc	10.A.1.g	USA	100%	-
OPC Power Ventures LP	10.A.1.h	USA	70%	-
CPV Group LP*	10.A.1.i	USA	100%	-
CPV Keenan II Renewable Energy Company, LLC*	10.A.1.j	USA	100%	-
CPV Maple Hill, LLC*	10.A.1.k	USA	100%	-
CPV Rogue's Wind, LLC*	10.A.1.l	USA	100%	-

*This represents the interest held by OPC Power Ventures LP

a.	OPC Israel Energy Ltd. (“OPC Israel”)

OPC Israel holds most of OPC’s businesses in Israel, such as OPC’s interests in OPC Rotem, OPC Hadera, OPC Tzomet and OPC Sorek 2 (all defined below).

b.	OPC Rotem Ltd. (“OPC Rotem”)

OPC Rotem operates the Rotem Power Plant located in the Rotem Plain. Its operations commenced on July 6, 2013, and OPC Rotem has a license which allows it to produce and sell electricity for a period of 30 years from that date. The Rotem power plant operates using conventional technology in an integrated cycle and has generation capacity of about 466 megawatts (“MW”). The remaining 20% is held by Veridis Power Plants Ltd. (“Veridis”).

In October 2020, planned maintenance work continued for 13 days, during which the Rotem power plant was shut down. As at publication date, the next maintenance is planned to be in April 2022, during which the activities of the Rotem Power Plant and the related energy generation activities will be discontinued for a period of 20 days.

c.	OPC Hadera Ltd. (“OPC Hadera”)

OPC Hadera holds a permanent power generation license using cogeneration technology for the Hadera Power Plant (i.e. generating both electricity and steam), with 144MW installed capacity, and a supply license. The generation license has a validity of 20 years, and may be extended for an additional 10 years subject to approval. In addition, OPC Hadera owns the Energy Center (boilers and turbines on the premises of Infinya Ltd. (formerly known as Hadera Paper Mills Ltd.) (“Infinya”)). The Energy Center operates as a back-up for the supply of steam.

OPC Hadera supplies all the electricity and steam needs of Infinya, which is located adjacent to the Hadera Power Plant, for a period of 25 years, through the Hadera Power Plant and Energy Center, which serves as a back-up for the supply of steam. In addition, the Hadera Power Plant also supplies electricity to private customers and to the System operator. In December 2020 and between January and May 2021, some components of the Hadera Power Plant gas turbines were replaced and refurbished, and over November and December 2021, maintenance works were done on the steam turbine. In 2021, there were 74 days which the Hadera Power Plant did not operate in full capacity.

Additional maintenance work is expected to be performed on the steam turbine in May 2022. During the additional work, the Hadera Power Plant will shut down for approximately 50 days. It is noted that any impact from COVID-19 as described above may delay the additional work.

In October 2021 the Hadera Power Plant was connected to Infinya by way of a direct electricity line.

Note 10 – Subsidiaries (Cont’d)

d.	Tzomet Energy Ltd. (“OPC Tzomet”)

OPC Tzomet is in the construction stages of a conventional open-cycle power plant (a peaker plant) with a capacity of about 396 MW (“Tzomet power plant”). The Tzomet power plant is located near the Plugot Intersection, in the area of Kiryat Gat. As at year end, the investment in the Tzomet power plant amounts to about NIS 869 million (approximately $279 million).

Tariff approval

In April 2019, OPC Tzomet received a conditional license for construction of the Tzomet power plant. In December 2019, OPC Tzomet received tariff approval from the IEA for the power plant. Under the tariff approval, the commercial operation date is expected to be 36 months from the completion of financial closing as described above. Subject to completion of the power plant and receipt of a permanent generation license, OPC Tzomet will be entitled to tariffs in respect of sale of availability and energy to the System Operator for a period of twelve months commencing from the date of receipt of the permanent generation license. It is noted that the connection study OPC Tzomet received included approval of a reduced availability tariff in 2023, pursuant to the decision of the IEA.

Lease of OPC Tzomet land

In January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 8.5 hectares for the construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”). ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – the “Development Agreement”), which after fulfillment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, i.e. up to November 4, 2044. Tzomet Netiv Limited Partnership (“Joint Company’) own the rights in the Land, and the composition is as follows i) General Partner of the Tzomet Netiv Limited Partnership holds 1%, in which the Kibbutz and OPC Tzomet hold 26% and 74% respectively, ii) Limited partners hold 99%, where the Kibbutz (26%) and OPC Tzomet (73%) hold rights as limited partners.

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

In February 2021, the Joint Company submitted a legal appeal regarding the Final Assessment amount, which the ILA dismissed in August 2021. In November 2021, the Joint Company filed an assessor objection.

As at December 31, 2021, the amounts paid in respect of the land was classified in the consolidated statement of financial position under “Right‑of‑use assets, net”. The unpaid balance of the Initial Asssesment of approximately NIS 52 million (approximately $17 million) was classified in the consolidated statement of financial position as at December 31, 2021 as current maturities of lease liabilities.

Note 10 – Subsidiaries (Cont’d)

e.	OPC Sorek 2 Ltd. (“OPC Sorek 2”)

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility) with a generation capacity of up to 99 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel. OPC undertook to construct the Sorek B Generation Facility within 24 months from the date of approval of the National Infrastructure Plan (approved in November 2021), and to supply energy at a specific scope of capacity to the Sorek B Desalination Facility.

Establishment of the Sorek B Generation Facility is contingent on, among other things, completion of the planning and/or licensing processes and receipt of approval with respect to the ability to output electricity from the site, which as at the submission date of the report had not yet been received.

In OPC’s estimation, the financial closing of the Sorek B Generation Facility is expected to be reached at the end of 2023, and the total cost of the project is expected to be approximately NIS 200 million (approximately $62 million).

f.	Gnrgy Ltd. (“Gnrgy”)

In April 2021, OPC entered into an agreement to purchase an interest in Gnrgy, whose business focuses on e-mobility charging stations. Pursuant to the purchase agreement, in May 2021 OPC acquired a 27% interest for a consideration of NIS 25 million (approximately $8 million), and in December 2021 acquired a further 24% interest for a consideration of NIS 42 million (approximately $14 million), of which NIS 13 mllion (approximately $4 million) was paid in installments bearing a 5% additional annual interest. As at year end, OPC held a 51% interest in Gnrgy.

Gnrgy's founder retained the remaining interests in Gnrgy and entered into a shareholders’ agreement with OPC, which among other things gave OPC an option to acquire a 100% interest in Gnrgy (the “Purchase Option”). The exercise price of the Purchase Option will be derived from the fair value of Gnrgy on the exercise date, assuming an agreed‑to rate, but no less than a price based on the value of the original transaction. The exercise period of the Purchase Option will be the period of time determined after approval of the financial statements for each of the years 2024 through 2026. To the extent the entire exercise period of the Purchase Option passes without OPC exercising the Purchase Option, and on the assumption that no capital investments have been made in Gnrgy so as to dilute the founder’s share and subject to additional conditions stipulated in the shareholders’ agreement, the founder has an option to acquire shares of Gnrgy from OPC such that after the acquisition, he will hold 2% more than OPC in Gnrgy’s share capital, and will once again become the controlling shareholder of Gnrgy. In addition, to the extent OPC does not exercise the Purchase Option within the first period for exercise of the Purchase Option, and the founder will hold less than 15% of Gnrgy’s share capital, the founder will have an option to require OPC purchase his shares based on the fair value that will be determined in accordance with that stated in the shareholders’ agreement at a discount rate as provided in the agreement.

In July 2021, Gnrgy received a virtual supply license.

g.	ICG Energy, Inc (“ICGE”)

In January 2021, IC Green transferred its interest in ICGE to OPC at zero consideration. Refer to Note 10.A.2 for further details. As at December 31, 2021, ICGE, which is held directly by OPC, holds OPC’s businesses in the United States.

During 2005-2020, ICGE recorded net operating losses for tax purposes, which as at December 31, 2020 amounted to approximately $108 million, and utilizable tax credits in the amount of approximately $1.7 million, which may be offset for tax purposes in the United States against future income in the United States, subject to complying with the conditions of the law, some of which are not under OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. OPC coordinates its operations in the United States (including following the acquisition of CPV Group, as set out in Note 10.A.1.i) under ICGE. Among other things, the said transfer will allow tax savings with respect to profits, if any, from the business activities in the United States.

Note 10 – Subsidiaries (Cont’d)

In addition, in January 2021, following the transfer of ICGE, OPC transferred its rights and loans in OPC Power to ICGE in respect of a loan in the amount of NIS 472 million (approximately $152 million), and capital notes issued by ICGE to OPC of amount NIS 1,188 million (approximately $382 million). The loan is denominated in shekels and bears annual interest at a rate of 7%. The loan principal will be repayable at any time that will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by ICGE is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the next quarter, but not later than January 2028. The capital notes are repayable only after 5 years will have elapsed from their issuance date; they are denominated in shekels and are to be repaid based on the decision of ICGE.

h.	OPC Power Ventures LP (“OPC Power”)

In October 2020, OPC signed a partnership agreement (the “Partnership Agreement” and the “Partnership”, where applicable) with three financial entities to form OPC Power, whereby the limited partners in the Partnership are OPC which holds about 70% interest, Clal Insurance Group which hold 12.75% interest, Migdal Insurance Group which hold 12.75% interest, and a corporation from Poalim Capital Markets which hold 4.5% interest.

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

OPC also entered into an agreement with entities from the Migdal Insurance Group with respect to their holdings in the Partnership, whereby OPC granted said entities a put option, and they granted OPC a call option (to the extent that the put option is not exercised), which is exercisable after 10 years in certain circumstances.

The total investment undertakings and provision of shareholders’ loans provided by all partners under the Partnership Agreement pro rata to the holdings discussed above is $1,215 million. The amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments.

In 2021, OPC and the holders of the non-controlling interests provided OPC Power in partnership capital and loans of approximately $657 million and $204 million respectively. The loans are denominated in dollars and bear interest at an annual rate of 7%. The loan principal is repayable at any time, but not later than January 2028. The accrued interest is to be paid on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the next quarter, but not later than January 2028. As mentioned above, in January 2021, the loans and rights of OPC Power were subsequently transferred to ICG Energy, Inc. OPC Power holds 99.99% of the CPV Group, and the remaining interest is held by the General Partner of the Partnership.

i.	CPV Group LP (“CPV Group”)

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

Acquisition of CPV Group

On January 25, 2021 (“Transaction completion date”), the Group acquired 70% of the rights and holdings in CPV Power Holdings LP; Competitive Power Ventures Inc.; and CPV Renewable Energy Company Inc through the limited partnership, CPV Group LP (the “Buyer”). For the year ended December 31, 2021, Kenon’s consolidated results comprised results of the CPV Group from Transaction completion date through to period end.

Note 10 – Subsidiaries (Cont’d)

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the Sellers approximately $648 million, and about $5 million for a deposit which remains in the CPV Group. In May 2021, the consideration for the acquisition of the CPV Group was adjusted slightly, as a result of which the sellers paid the CPV Group an immaterial amount. For further details relating to the Seller’s Loan provided in relation to Three Rivers, refer to Note 8.B.b.1.

OPC bore legal expenses and costs of a due diligence examination attributable to the acquisition, which were included in selling, general and administrative expenses in the consolidated statements of profit and loss, in the amount of about NIS 44 million (approximately $13 million), of which about NIS 2 million (approximately $1 million) were incurred in 2021.

Business combination

OPC partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the acquisition agreement by means of forward transactions and dollar deposits. OPC chose to designate the forward transactions as an accounting hedge. On the completion date of the transaction, OPC recorded the amount of about NIS 103 million (approximately $32 million) that was accrued in a hedge capital reserve to the cost of the investment in the CPV Group. This cost was recorded in the “goodwill” category and increased the cost of the acquisition by about $32 million.

The contribution of the CPV Group to the Group’s revenue and consolidated loss from the acquisition date until December 31, 2021 amounted to $51 million and $47 million, respectively. Management estimates that had the acquisition took place on January 1, 2021, the consolidated revenue for the year ended December 31, 2021 would have been $492 million and the consolidated profit for the year would have been $883 million.

Determination of fair value of identified assets and liabilities:

On the Transaction Completion Date, OPC included the CPV Group’s net assets at fair value. Presented below is the fair value of the identified assets acquired and liabilities assumed:

$
Millions

Cash and cash equivalents	29
Trade and other receivables	15
Long-term restricted deposits and cash	1
Investments in associated companies	595
Property, plant and equipment	50
Right-of-use assets	10
Intangible assets	111
Trade and other payables	(6)
Derivative financial instruments	(12)
Loans and credit	(169)
Lease liabilities	(10)
Other long-term liabilities	(28)
Liabilities for deferred taxes	(6)
Identified assets, net	580

Combined cash flows as a result of the acquisition:

$
Millions

Cash and cash equivalents paid	653
Hedging costs paid	32
Cash and cash equivalents acquired	(29)
656

Note 10 – Subsidiaries (Cont’d)

Goodwill

Goodwill created as part of the business combination reflects the potential of future activities of the CPV Group in the market in which it operates. OPC expects that part of the goodwill will be tax deductible. Due to the acquisition, goodwill was recognized as follows:

$
Millions

Consideration transferred	653
Add: Hedging costs	32
Less: fair value of identified assets, net	(580)
Goodwill	105

j.	CPV Keenan II Renewable Energy Company, LLC (“CPV Keenan”)

CPV Keenan owns a wind energy power plant with a capacity of 152 MW, located in Oklahoma, United States. In April 2021, the CPV Group signed an agreement for purchase of the remaining rights from the tax equity partner in CPV Keenan for a consideration of approximately $25 million. As a result of the transaction, a $12 million loss was recognized in Financing expenses.

k.	CPV Maple Hill Solar, LLC (“CPV Maple Hill”)

CPV Maple Hill is in the construction stages of a solar energy power plant with a capacity of 126 MW located in Pennsylvania, United States. In May 2021, a commencement order for the construction work on CPV Maple Hill (hereinafter – “the Project”) was issued. As at December 31, 2021, the aggregate cost of the investment in the Project is estimated at about $178 million and the Project’s commercial operation date is expected to be in the second half of 2022.

l.	CPV Rogue’s Wind, LLC (“CPV Rogue’s Wind”)

CPV Rogue’s Wind is currently in the advanced development stage of developing a wind energy power plant with a capacity of 114 MW, located in Pennsylvania, United States. Construction of the power plant is expected to commence in the second half of 2022. In April 2021, the CPV Group signed a power purchase agreement for sale of all the energy, availability (capacity) and Renewable Energy Certificates (RECs) of CPV Rogue’s Wind (hereinafter - “the Project”). As at December 31, 2021, the aggregate cost of the investment in the Project is estimated at about $200 to $205 million and the Project’s commercial operation date is expected to be in the second half of 2023.

m.	Dividends

In 2019, OPC Rotem distributed dividends, and OPC’s share of the dividends was NIS 190 million (approximately $54 million). In the same year, OPC distributed dividends on aggregate of approximately NIS 236 million (approximately $92 million), and Kenon’s share of the dividends were approximately $48 million.

In 2020, OPC Rotem distributed dividends and OPC’s share of the dividends was NIS 170 million (approximately $50 million).

In 2021, OPC Rotem distributed dividends and OPC’s share of the dividends was NIS 132 million (approximately $41 million).

n.	Issuances of new shares by OPC

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

Note 10 – Subsidiaries (Cont’d)

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

In addition, in October 2020, OPC completed a private offer of 11,713,521 ordinary shares to institutional entities from the Clal group and Phoenix group. The price per ordinary share with respect to each of the offerees was NIS 29.88, which was determined through negotiations between the offerees. The gross proceeds from the issuance amount to approximately NIS 350 million (approximately $103 million) and the issuance expenses amount to approximately NIS 5 million (approximately $1 million). Following completion of the share issuances in 2020, as at December 31, 2020 Kenon registered a decrease of 8% in equity interest in OPC from 70% to 62%. Accordingly, in 2020 the Group recognised $136 million in non-controlling interests and $182 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In February 2021, OPC issued to Altshuler Shaham Ltd. and entities managed by Altschuler Shalam (collectively, the “Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares issued to the Offerees was NIS 34 per ordinary share, and the gross proceeds from the issuance was about NIS 350 million (approximately $106 million). The issuance expenses were about NIS 4 million (approximately $1 million). Accordingly, the Group recognized $63 million in non-controlling interests and $42 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

o.	Rights issuance

In September 2021, OPC issued rights to purchase 13,174,419 ordinary OPC shares of NIS 0.01 per value each (hereinafter - the “Rights”), in connection with the development and expansion of OPC’s activity in the USA. The rights were offered such that each holder of ordinary shares of OPC who held 43 ordinary shares was entitled to purchase one right unit comprising of three shares at a price of NIS 75 (NIS 25 per share). Through the deadline for exercising the rights, notices of exercise were received for the purchase of 13,141,040 ordinary shares (constituting approximately 99.7% of the total shares offered in the rights offering). The gross proceeds from the exercised rights amounted to approximately NIS 329 million (approximately $102 million).

In October 2021, Kenon exercised rights for the purchase of approximately 8 million shares for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights. As a result, Kenon now holds approximately 58.8% of the outstanding shares of OPC. Accordingly, the Group recognized $41 million in non-controlling interests and $60 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

2.   IC Green Energy Ltd (“IC Green”)

In 2020, IC Green acquired the remaining interests of ICG Energy, Inc (“ICGE”) (formerly known as Primus Green Energy Inc.), and held 100% interest in ICGE. In August 2020, ICGE sold substantially all of its assets to a third party, Bluescape Clean Fuels LLC for $1.6 million. In January 2021, IC Green transferred its interest in ICGE to OPC for zero consideration.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2021, 2020 and 2019 that has material NCI:

	As at and for the year ended December 31,
	2021	2020	2019
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	53.14%	39.09%	35.31%
Current assets	346,380	693,913	204,128
Non-current assets	2,141,744	1,040,400	807,133
Current liabilities	(230,518)	(221,975)	(100,313)
Non-current liabilities	(1,341,962)	(980,028)	(663,328)
Net assets	915,644	532,310	247,620
Carrying amount of NCI	486,598	208,080	87,435

Revenue	487,763	385,625	373,142
(Loss)/profit after tax	(93,898)	(12,583)	34,366
Other comprehensive income	74,219	(2,979)	15,569
(Loss)/profit attributable to NCI	(54,022)	(2,567)	16,433
OCI attributable to NCI	33,661	(616)	4,353
Cash flows from operating activities	119,264	104,898	109,254
Cash flows from investing activities	(256,200)	(643,942)	(41,123)
Cash flows from financing activites excluding dividends paid to NCI	311,160	489,919	(40,539)
Dividends paid to NCI	(10,214)	(12,412)	(13,501)
Effect of changes in the exchange rate on cash and cash equivalents	6,717	12,566	9,202
Net increase/(decrease) in cash and cash equivalents	170,727	(48,971)	23,293

* The NCI percentage represents the effective NCI of the Group

Note 11 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2021
	Balance at beginning of year	Additions	Disposals	Reclassification	Acquisitions as part of a business	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Roads, buildings and leasehold improvements	72,222	5,709	(453)	2,242	1,682	2,554	83,956
Facilities, machinery and equipment	763,828	2,527	-	-	-	25,920	792,275
Wind turbines	-	894	(972)	-	29,922	-	29,844
Computers	763	-	-	(763)	-	-	-
Office furniture and equipment	1,132	240	(150)	(808)	-	-	414
Assets under construction	127,116	252,096	-	-	18,990	11,578	409,780
Other	43,840	5,761	(1,885)	(671)	-	1,097	48,142
	1,008,901	267,227	(3,460)	-	50,594	41,149	1,364,411

Accumulated depreciation
Roads, buildings and leasehold improvements	12,799	3,453	(240)	1,585	-	551	18,148
Facilities, machinery and equipment	175,633	36,620	-	-	-	7,384	219,637
Wind turbines	-	634	(71)	-	-	-	563
Computers	511	-	-	(511)	-	-	-
Office furniture and equipment	757	71	(151)	(434)	-	-	243
Other	640	-	-	(640)	-	-	-
	190,340	40,778	(462)	-	-	7,935	238,591

Balance as at December 31, 2021	818,561	226,449	(2,998)	-	50,594	33,214	1,125,820

Note 11 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2020
	Balance at beginning of year	Additions*	Disposals	Reclassification	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Roads, buildings and leasehold improvements	41,952	193	-	26,000	4,077	72,222
Facilities, machinery and equipment	499,948	4,902	(4,170)	208,931	54,217	763,828
Computers	654	179	(63)	-	(7)	763
Office furniture and equipment	1,047	60	(6)	-	31	1,132
Assets under construction	239,934	113,434	-	(234,931)	8,679	127,116
Other	36,255	16,309	(9,565)	-	841	43,840
	819,790	135,077	(13,804)	-	67,838	1,008,901

Accumulated depreciation
Roads, buildings and leasehold improvements	9,883	2,114	-	-	802	12,799
Facilities, machinery and equipment	140,626	29,341	(4,170)	-	9,836	175,633
Computers	410	140	(63)	-	24	511
Office furniture and equipment	722	29	(6)	-	12	757
Other	507	95	-	-	38	640
	152,148	31,719	(4,239)	-	10,712	190,340

Balance as at December 31, 2020	667,642	103,358	(9,565)	-	57,126	818,561

*	Additions in respect of assets under construction are presented net of agreed compensation from the construction contractor. Refer to Note 17.A.f for further details.

Note 11 – Property, Plant and Equipment, Net (Cont’d)

B.	Net carrying values

	As at December 31,
	2021	2020
	$ Thousands
Roads, buildings and leasehold improvements	65,808	59,423
Facilities, machinery and equipment	572,638	588,195
Wind turbines	29,281	-
Computers	-	252
Office furniture and equipment	171	375
Assets under construction	409,780	127,116
Other	48,142	43,200
	1,125,820	818,561

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

•	Existing power purchase agreements (“PPAs”) signed and existing number of customers.

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

D.	The amount of borrowing costs capitalized in 2021 was approximately $7 million (2020: $9 million).

E.	Fixed assets purchased on credit in 2021 was approximately $39 million (2020: $32 million).

F.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2021	2020
	$ Thousands
Depreciation and amortization included in gross profit	53,116	33,135
Depreciation and amortization charged to selling, general and administrative expenses	4,524	1,036
Depreciation and amortization from continuing operations	57,640	34,171

Note 12 – Intangible Assets, Net

A.	Composition:

	Goodwill	PPA*	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2021	21,596	-	2,372	23,968
Acquisitions as part of business combinations	118,458	110,446	3,410	232,314
Acquisitions – self development	-	-	1,451	1,451
Disposals	-	-	-	-
Translation differences	158	-	237	395
	140,212	110,446	7,470	258,128

Amortization
Balance as at January 1, 2021	21,455	-	1,061	22,516
Amortization for the year	-	10,947	339	11,286
Disposals	-	-	-	-
Translation differences	-	-	44	44
Balance as at December 31, 2021	21,455	10,947	1,444	33,846

Carrying value
As at January 1, 2021	141	-	1,311	1,452
As at December 31, 2021	118,757	99,499	6,026	224,282

*Relates to the acquisition of CPV Keenan, which is part of the CPV Group. Refer to Note 10.A.1.i for further information.

	Goodwill	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2020	21,586	1854	23,440
Acquisitions – self development	-	368	368
Disposals	-	(3)	(3)
Translation differences	10	153	163
	21,596	2,372	23,968

Amortization
Balance as at January 1, 2020	21,455	752	22,207
Amortization for the year	-	249	249
Disposals	-	(3)	(3)
Translation differences	-	63	63
Balance as at December 31, 2020	21,455	1,061	22,516

Carrying value
As at January 1, 2020	131	1,102	1,233

Note 12 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2021	2020
	$ Thousands
Intangible assets with a finite useful life	105,525	1,311
Intangible assets with an indefinite useful life or not yet available for use	118,757	141
	224,282	1,452

C.	Impairment testing of a cash-generating unit

As part of the acquisition of the CPV Group as described in Note 10.A.1.i, on the acquisition date, OPC recognized goodwill of $105 million, which reflects the potential of future activities of CPV Group in the market in which it operates. Goodwill was attributed in full to CPV Group, which is a cash-generating unit.

OPC conducted an annual impairment test as of December 31, 2021. OPC has considered the report from a qualified external valuer regarding the recoverable amount of the cash-generating unit based on discounted expected future cash flows provided by OPC. Projects under commercial operation and projects under construction were estimated by discounting expected future cash flows before tax and the weighted average cost of capital (WACC) after tax. Projects under development were estimated at cost.

Below are the main assumptions used in the valuation:

1.
Forecast years - represents the period spanning from January 1, 2022 to December 31, 2054, based on the estimate of the economic life of the power plants and their value as at the end of the forecast period.

2.
Market prices and capacity - market prices (electricity, gas, capacity, etc.) were provided by an external independent appraiser, the cash flow forecasts were made for each power plant separately, taking into account the relevant electricity market (NYISO, ISO-NE, PJM and SPP) and the relevant regulation.

3.	The annual inflation rate of 2.6% equals the derived 10-year inflation rate as of the estimate date.

4.	The WACC - calculated for each material project separately, and ranges between 4.75% (project with agreements for sale of the entire capacity) and 8.5%.

OPC used a relevant discount rate reflecting the specific risks associated with the future cash flow of a cash-generating unit.

As of December 31, 2021, the recoverable amount of the cash-generating unit of the CPV Group exceeds its book value and therefore, no impairment has been recognized for them. The fair value measurement was classified at Level 3 due to the use of input that is not based on observable market inputs in the assessment model.

As of the report date, in accordance with management's assessments regarding future industry trends, which are based on external and internal sources, OPC has not identified any key assumptions in which possible likely changes may occur, which would cause the CPV Group's recoverable amount to decrease below its carrying amount.

Note 13 – Long-Term Prepaid Expenses and Other Non-Current Assets

	As at December 31,
	2021	2020
	$ Thousands
Deferred expenses, net (1)	42,840	26,776
Contract costs	5,119	5,036
Other non-current assets	9,307	12,837
	57,266	44,649

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Note 14 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 28, in connection with financial instruments.

	As at December 31
	2021	2020
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	21,861	39,702
Non-convertible debentures	7,125	6,769
Others	9,325	-
	38,311	46,471

Non-current liabilities
Loans from banks and others	596,489	575,688
Non-convertible debentures	575,314	296,146
	1,171,803	871,834

Total	1,210,114	918,305

Note 14 – Loans and Debentures (Cont’d)

A.1          Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2021	2021	2020
	%	$ Thousands

Debentures
In shekels	2.50% - 2.75%	582,439	302,915

Loans from banks and others
In shekels	4.70%	627,675	615,390

		1,210,114	918,305

As at December 31, 2021 and December 31, 2020, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

A.2          Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Lease liabilities	Financial instruments designated for hedging	Other liabilities	Total
	$ Thousands

Balance as at January 1, 2021	615,403	439	304,701	18,605	11,014	-	950,162
Acquisitions as part of business combinations
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	-	(13,933)	-	(13,933)
Proceeds from issuance of debentures less issuance expenses	-	-	262,750	-	-	-	262,750
Receipt of long-term loans from banks	211,738	131,388	-	-	-	-	343,126
Repayment of loans, debentures and lease liabilities	(601,474)	-	(5,876)	(1,991)	-	(28,495)	(637,836)
Interest paid	(25,095)	-	(6,093)	(335)	-	-	(31,523)
Costs paid in advance in respect of taking out loans	(4,991)	-	-	-	-	-	(4,991)
Net cash (used in)/provided by financing activities	(419,822)	131,388	250,781	(2,326)	(13,933)	(28,495)	(82,407)

Changes due to gain of control in subsidiaries	172,163	-	-	10,542	12,176	28,729	223,610
Effect of changes in foreign exchange rates	(10,820)	2,497	17,993	1,627	(487)	(176)	32,274
Changes in fair value	-	-	-	-	(13,726)	15,119	1,393
Interest in the period	38,803	4,275	13,125	507	-	246	56,956
Other changes and additions during the year	71,088	1,239	-	5,085	(3,349)	13,394	87,457
Balance as at December 31, 2021	488,455	139,838	586,600	34,040	(8,305)	28,817	1,269,445

Note 14 – Loans and Debentures (Cont’d)

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Lease liabilities	Financial instruments designated for hedging	Total
	$ Thousands
Balance as at January 1, 2020	540,281	439	81,847	5,385	4,225	632,177
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	-	(6,105)	(6,105)
Proceeds from issuance of debentures less issuance expenses	-	-	280,874	-	-	280,874
Receipt of long-term loans from banks	73,236	-	-	-	-	73,236
Repayment of loans and debentures	(39,067)	-	(84,487)	-	-	(123,554)
Interest paid	(21,210)	-	(3,630)	(149)	-	(24,989)
Payment of principal of lease liabilities	-	-	-	(551)	-	(551)
Costs paid in advance in respect of taking out loans	(8,556)	-	-	-	-	(8,556)
Net cash provided by/(used in) financing activities	4,403	-	192,757	(700)	(6,105)	190,355

Effect of changes in foreign exchange rates	42,607	-	23,795	1,581	749	68,732
Changes in fair value	-	-	-	-	12,145	12,145
Interest in the period	21,301	-	5,473	292	-	27,066
Other changes and additions during the year	6,811	-	829	12,047	-	19,687
Balance as at December 31, 2020	615,403	439	304,701	18,605	11,014	950,162

Long-term loans from banks and others

B.	OPC Rotem

OPC Rotem financing agreement

The power plant project of OPC Rotem was financed by the project financing method (hereinafter – “Rotem Financing Agreement”) with a consortium of lenders led by Bank Leumi Le-Israel Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”).

The loans (which were linked to the CPI) bore fixed interest rates between 4.9% and 5.4% and were repaid quarterly basis commencing from the fourth quarter of 2013. The Rotem Financing Agreement also provides certain restrictions with respect to distribution of a dividend. In addition, under the Rotem Financing Agreement, OPC Rotem undertook to hold certain funds that were classified under restricted cash in the statement of financial position, and OPC and Veridis also provided bank and corporate guarantees in favor of lenders in the consortium.

In October 2021, the early repayment of the full outstanding balance of OPC Rotem’s project financing of amount NIS 1,292 million (approximately $400 million) (including early repayment fees as described below) was completed. A debt service reserve and restricted cash of amount NIS 125 million (approximately $39 million) were also released. As part of the early repayment, OPC Rotem recognized a one-off expense totaling NIS 244 million (approximately $75 million) in 2021, in respect of an early repayment fee of approximately NIS 188 million (approximately $58 million), net of tax. In light of this early repayment, OPC also executed an early close-out of a CPI SWAP contract, which yielded NIS 13 million (approximately $4 million) for OPC.

In proportion to their interests in OPC Rotem, OPC and Veridis extended to OPC Rotem loans for the financing of the early repayment of amounts NIS 904 million (approximately $291 million) and NIS 226 million (approximately $72 million), respectively, totaling NIS 1,130 million (approximately $363 million) (hereinafter - the “Shareholders’ Loans”). The Shareholders' Loans bear annual interest at the higher of 2.65% or interest in accordance with Section 3(J) of the Israel Income Tax Ordinance, whichever is higher. The Shareholders’ Loans shall be repaid in quarterly unequal payments in accordance with the mechanism set in the Shareholders’ Loans agreement, and in any case no later than October 2031. A significant portion of OPC’s portion of NIS 904 million (approximately $280 million), was funded by the issuance of Series C debentures as described in Note 14.E.

Note 14 – Loans and Debentures (Cont’d)

C.	OPC Hadera

Hadera financing agreement

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with a consortium of lenders (hereinafter – “Hadera’s Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit facilities, mostly linked to the CPI, in the amount of NIS 1,006 million (approximately $323 million) in several facilities (some of which are alternates): (1) a long‑term credit facility (including a facility for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility.

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans bear interest rates between 2.4% and 3.9% on the CPI-linked loans, and between 3.6% and 5.4% on the unlinked loans, and are repaid in quarterly installements up to 2037, and commenced from the first quarter of 2020.

In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters (as at December 31, 2021, NIS 30 million (approximately $10 million)), and an owner’s guarantee fund of NIS 15 million (approximately $5 million).

As at December 31, 2021, OPC Hadera and OPC were in compliance with all of the covenants pursuant to the Hadera Financing Agreement. OPC Hadera has a guarantee facility in the amount of NIS 60 million (approximately $19 million) of which (NIS 26 million (approximately $8 million) has been used, a hedge facility in the amount of NIS 68 million (approximately $22 million) (of which an insignificant amount has been used), and a working capital facility of NIS 30 million (approximately $10 million) which has not been used.

D.	OPC Tzomet

Tzomet financing agreement

In December 2019, a financing agreement for the senior debt (project financing) was signed between OPC Tzomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and together with the other financing entities hereinafter – “Tzomet’s Lenders”), to finance construction of the Tzomet power plant (hereinafter – “Tzomet Financing Agreement”).

Under the Tzomet Financing Agreement, Tzomet’s Lenders undertook to provide OPC Tzomet a long‑term loan facility, a standby facility, a working capital facility, a debt service reserve, a VAT facility, third‑party guarantees and a hedge facility, in the aggregate amount of NIS 1.372 billion (approximately $441 million). Part of the amounts under these facilities will be CPI-linked and part of the amounts will be USD-linked. The loans accrue interest at the rates set out in the Tzomet Financing Agreement.

As part of the Tzomet Financing Agreement, terms were provided with reference to conversion of interest on the long term loans from variable interest to CPI linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of the Tzomet Financing Agreement; (b) at OPC Tzomet’s request during the first 6 years commencing from the signing date of the Tzomet Financing Agreement; (c) at Bank Hapoalim’s request, in certain cases, during the first 6 years commencing from the signing date of the Tzomet Financing Agreement. In addition, OPC Tzomet has the right to make early repayment of the loans within 6 years after the signing date of the Tzomet Financing Agreement, subject to a one time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI. The Tzomet Financing Agreement also includes certain restrictions with respect to distributions and repayment of shareholders’ loans.

As at December 31, 2021, OPC Tzomet and OPC were in compliance with all the covenants in accordance with the Tzomet Financing Agreement. The loans are to be repaid quarterly, which will begin shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of the Tzomet Financing Agreement (however not later than December 31, 2042).

As of December 31, 2021 withdrawals totalling NIS 349 million (approximately $112 million) were made from the long-term loans facility. The loans bear annual interest at the rate of prime plus 0.95%. Subsequent to year end, OPC Tzomet withdrew NIS 156 million (approximately $50 million) from the facility.

OPC Tzomet equity subscription agreement

In December 2019, an equity subscription agreement (hereinafter – “Tzomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, OPC undertook certain commitments to the Lenders in connection with OPC Tzomet and its activities, including investment of shareholders’ equity in OPC Tzomet of about NIS 293 million (approximately $94 million). As at December 31, 2021, OPC had provided OPC Tzomet with the amount of equity that it had undertaken.

Note 14 – Loans and Debentures (Cont’d)

E.	OPC

Short-term loans

In December 2019, OPC signed a facility agreement for taking out short‑term credit with a bank, for purposes of payment of the Initial Assessment of OPC Tzomet (as stated in Note 10.A.1.d), up to the end of March 2020. In January 2020, OPC withdrew a loan of NIS 169 million (approximately $53 million) for the payment of the Initial Assessment. The Loan was repaid in April 2020.

In March 2020, OPC took a loan from Bank Mizrahi Tafahot Ltd. (“Bank Mizrahi”), a related party of the Group, of amount NIS 50 million (approximately $16 million). The loan bore interest at the annual rate of prime plus 1.25% and was repaid in May 2020.

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

In 2020 and 2021, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, OPC recorded an increase in the assets and liabilities, respectively, following revaluation of the financial derivative in respect of the CPI Transactions (hereinafter – “the Derivative”), in the amount of NIS 43 (approximately $13 million) million and NIS 42 million (approximately $13 million), respectively, which was recorded as part of other comprehensive income. OPC deposits collaterals to secure its liabilities to the bank in connection with the Derivative. As at the date of the report, the collateral amounted to about NIS 35 million (approximately $11 million). The value of the Derivative was calculated by means of discounting the linked shekel cash flows expected to be received less the discounted fixed shekel cash flows payable. An adjustment was made to this valuation for the credit risks of the parties.

Note 14 – Loans and Debentures (Cont’d)

Series A Debentures

In May 2017, OPC issued debentures (Series A). The par value of the debentures was NIS 320 million (approximately $85 million), bore annual interest at the rate of 4.95% and were repayable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030.

Subsequent to the additional issuance of Series B debentures in October 2020 as described below, OPC made early redemption of its Series A debentures. As a result of the early redemption, the debt service reserve of approximately NIS 67 million (approximately $19 million) was released. The total amount of full early redemption, in respect of principal, interest and compensation, amounted to approximately NIS 313 million (approximately $92 million). The compensation component of approximately NIS 41 million (approximately $12 million) was recorded in the consolidated statements of profit & loss in 2020, under Financing expenses.

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

A trust certificate was signed between OPC and Reznik Paz Nevo Trusts Ltd. in April 2020, which details customary grounds for calling the debentures for immediate repayment (subject to cure periods), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in OPC’s financial position, etc. The trust certificate also includes a commitment of OPC to comply with certain financial covenants and restrictions as follows: As at December 31, 2021, OPC’s shareholders’ equity was NIS 2,270 million (approximately $730 million) (minimum required is NIS 250 million, and for purposes of a distribution, NIS 350 million); the ratio of OPC’s shareholders’ equity to OPC’s total assets was 55% (minimum required is 17%, and for purposes of distribution, 27%); the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and the EBITDA is 7.3 (maximum allowed is 13, and for purposes of a distribution, 11).

Series C Debentures

In September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $266 million), with the proceeds designated primarily for the early repayment of OPC Rotem’s financing (refer to Note 14.B). The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 2.5%. The debentures shall be repaid in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28, 2024 through August 31, 2030 (the first interest payment is due on February 28, 2022). The issuance expenses amounted to about NIS 9 million (approximately $3 million).

OPC is required to comply with certain financial covenants and restrictions as follows: As at December 31, 2021, OPC’s shareholders’ equity was NIS 2,270 million (approximately $730 million) (minimum required is NIS 1 billion, and for purposes of a distribution, NIS 1.4 billion); the ratio of OPC’s shareholders’ equity to OPC’s total assets was 55% (minimum required is 20%, and for purposes of distribution, 30%); the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and Adjusted EBITDA is 7.3 (maximum allowed is 13, and for purposes of a distribution, 11); equity to consolidated balance sheet ratio of 37% (minimum required is 17%.

Note 14 – Loans and Debentures (Cont’d)

F.	CPV Keenan

Keenan financing agreement

In August 2021, CPV Keenan and a number of financial entities entered into a $120 million financing agreement (hereinafter - the “Keenan Financing Agreement”). Concurrently with the closing of the Keenan Financing Agreement, CPV Keenan repaid its former financing agreement entered into in 2014 (as of the repayment date, the outstanding principal was approximately $67 million). No financial penalties were imposed on the early repayment of the former financing agreement. The previous annual interest rate was LIBOR plus a 2.25%-2.75% spread on the Term Loan, and a 1% spread on the ancillary credit facilities.

The loan and the ancillary credit facilities in the Keenan Financing Agreement shall be repaid in installments over the term of the agreement; the final repayment date is December 31, 2030. The loan and the ancillary credit facilities in the Keenan Financing Agreement shall carry an annual interest of LIBOR + 1% to 1.375%. As part of the Keenan Financing Agreement, collateral and pledges on the project's assets held by CPV Keenan were provided in favor of the lenders.

It should be noted that the Keenan Financing Agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including hedging of the base interest rate in respect of 70% of the loan.

As part of the Keenan Financing Agreement, collateral and pledges on the project's assets held by CPV Keenan were provided in favor of the lenders. The Keenan Financing Agreement includes a number of restrictions, such as compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and a condition whereby no grounds for repayment or breach event exists (as defined in the financing agreement).

The Keenan Financing Agreement includes grounds for calling for immediate repayment as customary in agreements of this type, including, among others – breach of representations and covenants that have a material adverse effect, non payment events, non compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in the project’s ownership, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for electricity – all in accordance with and subject to the terms and conditions, definitions and cure periods detailed in the financing agreement.

Completion of the Keenan Financing Agreement generated the CPV Group approximately $26 million in cash (after making payments in respect of: repayment of CPV Keenan's previous outstanding loan balance, transaction costs, early closing of an interest rate hedging transaction of approximately $11 million, and additional costs). Similarly, in light of the repayment of CPV Keenan’s previous financing, in the reporting period, the Group recognized a gain on derecognition of financial liability of $3 million under Financing income.

G. OPC Power

Shareholder loans

In 2021, OPC (through a wholly-owned subsidiary) and non-controlling interests provided loans to OPC Power in the amounts of $143 million and $61 million, respectively. Subsequent to year end, OPC (through a wholly owned subsidiary) and non-contorlling interests provided additional loans to OPC Power in the amounts of $8 million and $4 million, respectively. Refer to Note 10.A.1.h for further details. The loans bear annual interest at a rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent that payment made by OPC Power is lower than the amount of the accrued interest, payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

Note 15 – Trade and Other Payables

	As at December 31,
	2021	2020
	$ Thousands

Trade Payables	136,505	92,542
Accrued expenses and other payables	11,479	21,870
Government institutions	2,459	3,144
Employees and payroll institutions	11,625	5,940
Interest payable	5,213	2,314
Others	4,256	2,432
	171,537	128,242

Note 16 – Right-Of-Use Assets, Net and Lease Liabilities

A)	The Group leases the following items:

i)	Land

In Israel, the leases are typically entered into with government institutions for the construction and operation of OPC Israel’s power plants. They typically run for a period of more than 20 years, with an option for renewal. In the United States, the leases are typically entered into with private companies or individuals for the development, construction and operation of the CPV Group’s power plants.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 17.B.

iii)	Offices

The leases range from 3 to 10 years, with options to extend.

iv)	Low-value items

The total for low-value items on short-term leases are not material. Accordingly, the Group has not recognized right-of-use assets and lease liabilities for these leases.

B)	Right-of-use assets

	As at December 31, 2021
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	77,011	(3,375)	7,719	81,355
PRMS facility	6,514	(480)	205	6,239
Offices	2,499	(1,716)	9,499	10,282
Others	-	-	7	7
	86,024	(5,571)	17,430	97,883

	As at December 31, 2020
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	6,853	(2,141)	72,299	77,011
PRMS facility	6,506	(449)	457	6,514
Offices	3,305	(500)	(306)	2,499
Others	459	-	(459)	-
	17,123	(3,090)	71,991	86,024

C)	Amounts recognized in the consolidated statements of profit & loss and cash flows

	As at December 31,	As at December 31,
	2021	2020
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	550	149

Total cash outflow for leases	1,993	551

Note 17 – Contingent Liabilities, Commitments and Concessions

A.	Contingent Liabilities

a.	Local Council of Shafir development levies

In December 2019, an arrangement was signed between OPC Tzomet and the Local Council of Shafir, whereby OPC Tzomet received an initial calculation of the development levies in respect of the Tzomet project, in the amount of NIS 28 million (approximately $8 million) (not including VAT) (hereinafter – the “Calculation of the Levies”). In January 2020, the Council sent OPC Tzomet a charge notification in respect of the Calculation of the Levies, in the amount of NIS 37 million (approximately $11 million), of which NIS 13 million (approximately $4 million), which was not in dispute, was paid in December 2019. In March 2020, OPC Tzomet filed an administrative petition against the Council in respect of the amount in dispute, as stated. As part of its response to the petition, it was recognized that an error of about NIS 2 million was made, resulting in an agreement to reduce the bank guarantee deposited by OPC Tzomet in favor of the Council of NIS 21 million (approximately $7 million).

In 2021, as part of a settlement arrangement, OPC Tzomet paid the council NIS 20 million (approximately $6 million) for the levies. The levies paid include levies for a built-up area of 11,600 square meters which has not yet been built, and OPC Tzomet has the right to construct it with no further levies required. Following the settlement in 2021, the guarantee described above also expired.

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

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Evidentiary hearings were held in the second half of 2021, after which an order was issued for summations and dates were set for submitting them in the second and third quarters of 2022.

In OPC’s estimation, based on advice from its legal advisors, it is more likely than not that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2021.

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

In July 2018, OPC Rotem submitted its response to the request. Bazan’s request for summary judgement was denied. Negotiations are being held for entering into a compromise agreement that will settle a lawsuit against Rotem and others, which - as of the financial statements approval date - is subject to signing the agreement and obtaining approvals.

Note 17 – Contingent Liabilities, Commitments and Concessions (Cont’d)

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

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of default of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers.

IEC raised contentions regarding past accountings in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by the System Operator, and collection differences due to non‑transfer of meter data in the years 2013 through 2015. In addition, IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by OPC Rotem during performance of tests. OPC Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is different and talks are being held between the parties. As at December 31, 2021, the open matters had not yet been resolved and there is no certainty regarding formulation of consents between the parties. In OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2021. Therefore, no provision was included in the financial statements.

e.	Impact on OPC Rotem from amendment of standards in connection with Deviations from Consumption Plans

In February 2020, the IEA published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – the “Resolution”). Pursuant to the resolution, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the IEA indicated that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the resolution (“Annual Payment in respect of Deviation from the Capacity”). In addition, the resolution provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the resolution commenced from September 1, 2020. The resolution will apply to OPC Rotem after the complementary arrangements for OPC Rotem are set.

In May 2021, IEC notified OPC Rotem that according to its approach, sale of energy by OPC Rotem to end‑consumers in excess of the power plant’s generation capacity deviates from the provisions of the PPA between them (as described above). OPC Rotem’s position regarding the electricity acquisition agreement is different, and the matter is expected to be impacted by supplementary arrangements subject to the decision of the IEA.

As at filing date, the extent of the resolution’s effect on OPC Rotem is uncertain, and it depends, among other things, on the final supplementary arrangements to be determined.

Note 17 – Contingent Liabilities, Commitments and Concessions (Cont’d)

f.	Construction agreement between OPC Hadera and IDOM Servicios Integrados

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

In May 2021 a notice letter of a dispute was received from IDOM alleging that OPC Hadera does not have grounds for charging them the amounts specified in the construction agreement for the delay (“LDs”) and the performance of the power plant (including by way of offsetting), and that IDOM is entitled to additional consideration of EUR 7 million (approximately $8 million). It is noted that in June 2021, the bank guarantee provided by IDOM was extended until May 2022.

In September 2021, IDOM started an arbitration procedure against OPC Hadera in the International Court of Arbitration, including a claim for payments totaling $14 million for meeting milestones (that OPC Hadera has unilaterally offset against LDs), net of any compensation in respect of LDs which the construction contractor may be required to pay as a result of the arbitration process; additional consideration totaling EUR 7 million (approximately $8 million) in respect of work; a claim by IDOM to the effect that it may reduce the amount of guarantees it provided in favor of OPC Hadera, as well as certain declarative remedies.

OPC Hadera disputes the claims of IDOM (except in respect of an insignificant amount out of said claim, relative to EUR 7 million (approximately $8 million)), and the claims were rejected even prior to receiving IDOM’s said notice. It is OPC Hadera’s position, according to the power plant’s construction agreement and based on the position of its legal counsel, that it is entitled to LDs and damages (limited to an amount up to the maximum specified in the construction agreement) for non-compliance with conditions set out in the agreement in connection with the performance of the power plant. The total amount in respect of all of the above grounds for compensation is capped at $36 million (which includes the offset payments described above). As at December 31, 2021, Hadera recognized an asset receivable in respect of compensation from the construction contractor of the Hadera Power Plant of NIS 28 million (approximately $9 million) due to said delay. This is recognized as a reduction against Property, plant and equipment, net.

As of the report date, OPC Hadera has filed a counter claim. Concurrently, the parties are holding negotiations to reach a compromise, but at this point the outcome remains uncertain.

In November 2021, OPC received a refund from their insurance company for IDOM of NIS 7 million (approximately $2 million) with respect to a claim filed by IDOM. As at year end, the amount was recorded under trade and other payables, and the refund was transferred to IDOM subsequent to year end in January 2022.

Note 17 – Contingent Liabilities, Commitments and Concessions (Cont’d)

g.	Construction agreement between OPC Tzomet and PW Power Systems LLC

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

In OPC Tzomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided. Pursuant to the Agreement, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests by January 2023.

The continuity of construction has been affected by COVID-19 due to the need to transport equipment and foreign crews to the site. The construction work of the Tzomet Power Plant is expected to be completed in the first quarter of 2023.

h.	Gas agreement with Energean

In 2020, Energean Israel Ltd. (“Energean”) notified OPC that “force majeure” events happened during the year, in accordance with the clauses pursuant to the agreements, and that the flow of the first gas from the Karish reservoir is expected to take place during the second half of 2021. OPC rejected the contentions that a “force majeure” event is involved.

In November 2021, Energean sent OPC Rotem and OPC Hadera an update notification whereby due to their claimed force majeure event, the first gas from the Karish Reservoir is expected in the middle of 2022.

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

In 2021, OPC Rotem and OPC Hadera received reduced compensation of NIS 9 million (approximately $3 million) and NIS 7 million (approximately $2 million), respectively. OPC continues to reject those claims.

Note 17 – Contingent Liabilities, Commitments and Concessions (Cont’d)

i.	Inkia Energy Limited (liquidated in 2019)

As part of the sale described in Note 25, Inkia agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations were supported by (a) a three-year pledge of shares of OPC which represented 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the sale price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

In October 2020, as part of an early repayment of the deferred payment agreement where Kenon received $218 million ($188 million net of taxes), Kenon agreed to increase the number of OPC shares pledged to the buyer of the Inkia business to 55,000,000 shares and to extend the pledge of OPC shares and the corporate guarantee from Kenon for all of Inkia’s indemnification obligations until December 31, 2021.

Subsequent to year end, in accordance with the agreement, 53,500,000 shares were released from pledge, and 1,500,000 shares of OPC remain pledged in light of an indemnity claim relating to a tax assessment claim in the amount of $11 million.

B.	Commitments

OPC entered into long-term service maintenance contracts for its operating power plants. The number of maintenance hours and price are specified in the agreements.

OPC entered into long-term infrastructure contracts for use of PRMS at its operating power plants. The price is specified in the agreements.

OPC entered into long-term PPAs with its customers (of which some included construction of generation facilities) for sale of electricity and gas. The supply quantity, period and pricing are specified in the agreements. OPC has also entered into long-term PPAs with its suppliers for purchase of electricity and gas. The minimum purchase quantity, period and pricing are specified in the agreements.

OPC entered into long-term construction agreements for constructing its power plants. The price, technical and engineering specifications, and work milestones are specified in the agreements. For more information relating to the construction of the Tzomet power plant, refer to 17.A.g.

Note 18 – Share Capital and Reserves

A.	Share Capital
	Company No. of shares (’000)
	2021	2020
Authorised and in issue at January, 1	53,871	53,858
Issued for share plan	8	13
Authorised and in issue at December. 31	53,879	53,871

All shares rank equally with regards to Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits and the capital structure is managed to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

In 2021, 7,958 (2020: 12,661) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $29.41 (2020: $21.09) per share.

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

In 2021, approximately 4.7 million share options of ZIM were exercised, resulting in a proportionate share of increase in capital reserve attributable to owners of the Company of $5.4 million. Approximately 250 thousand share options of OPC were exercised, resulting in an increase in capital reserve attributable to owners of the Company of $1.6 million.

D.	Dividends

In November 2019, Kenon’s board of directors approved a cash dividend of $1.21 per share (an aggregate amount of approximately $65 million), to Kenon’s shareholders of record as of the close of trading on November 18, 2019, paid on November 26, 2019.

In October 2020, Kenon’s shareholders approved a cash dividend of $2.23 per share (an aggregate amount of approximately $120 million), to Kenon’s shareholders of record as of the close of trading on November 3, 2020, paid on November 10, 2020.

In April 2021, Kenon’s board of directors approved a cash dividend of $1.86 per share (an aggregate amount of approximately $100 million), to Kenon’s shareholders of record as of the close of trading on April 29, 2021, paid on May 6, 2021.

In November 2021, Kenon’s board of directors approved a cash dividend of $3.50 per share (an aggregate amount of approximately $189 million), to Kenon’s shareholders of record as of the close of trading on January 19, 2022, paid subsequent to year end on January 27, 2022.

Note 18 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a Share Incentive Plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2021, 2020 and 2019, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2021 is $234 thousand (2020: $267 thousand, 2019: $520 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $258 thousand as general and administrative expenses in 2021 (2020: $350 thousand, 2019: $511 thousand).

Note 19 – Revenue

	For the Year Ended December 31,
	2021	2020	2019
	$ Thousands
Revenue from sale of electricity	445,000	369,421	356,648
Revenue from sale of steam	17,648	16,204	16,494
Revenue from provision of services	25,115	-	-
Others	-	845	331
	487,763	386,470	373,473

Note 20 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2021	2020	2019
	$ Thousands
Fuels	153,122	135,706	138,502
Electricity and infrastructure services	133,502	125,782	101,085
Salaries and related expenses	21,095	7,244	6,661
Generation and operating expenses and outsourcing	16,798	8,625	6,326
Insurance	4,989	3,503	2,360
Others	6,792	1,226	1,102
	336,298	282,086	256,036

Note 21 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2021	2020	2019
	$ Thousands
Payroll and related expenses (1)	41,930	11,360	10,853
Depreciation and amortization	2,623	1,023	951
Professional fees	16,069	8,386	12,806
Business development expenses	1,566	1,998	1,947
Expenses in respect of acquisition of CPV Group	752	12,227	-
Other expenses	12,787	14,963	9,879
	75,727	49,957	36,436

(1) A portion of this relates to profit sharing for CPV Group employees

The fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized in the consolidated statements of profit and loss. In 2021, the CPV Group recorded expenses in the amount of approximately NIS 50 million (approximately $15 million).

Note 22 – Financing Income (Expenses), Net

	For the Year Ended December 31,
	2021	2020	2019
	$ Thousands

Interest income from bank deposits	167	780	2,545
Net change in fair value of derivative financial instruments	443	-	-
Interest income from deferred payment	-	13,511	15,134
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	2,121	-	-
Other income	203	-	-
Financing income	2,934	14,291	17,679

Interest expenses to banks and others	(51,924)	(24,402)	(22,420)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	(6,300)	(2,743)
Net change in exchange rates	(5,997)	(5,645)	(2,328)
Net change in fair value of derivative financial instruments	-	(1,569)	(1,657)
Early repayment fee (Note 14.B, Note 14.E)	(84,196)	(11,852)	-
Other expenses	(2,178)	(1,406)	(798)
Financing expenses	(144,295)	(51,174)	(29,946)
Net financing expenses	(141,361)	(36,883)	(12,267)

Note 23 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2021	2020	2019
	$ Thousands
Current taxes on income
In respect of current year	28,009	734	2,569
In respect of prior years	-	1	(18)
Deferred tax (income)/expense
Creation and reversal of temporary differences	(23,684)	3,963	14,124
Total tax expense on income	4,325	4,698	16,675

No previously unrecognized tax benefits were used in 2019, 2020 or 2021 to reduce our current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2021	2020	2019
	$ Thousands
Profit/(loss) from continuing operations before income taxes	879,642	500,447	(5,536)
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	149,539	85,076	(941)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	(190,539)	(27,353)	7,043
Different tax rate applicable to subsidiaries operating overseas	(9,297)
Income subject to tax at a different tax rate	-	441	5,960
Non-deductible expenses	44,851	1,028	5,408
Exempt income	(23,937)	(61,415)	(4,714)
Taxes in respect of prior years	(361)	1	(18)
Tax in respect of foreign dividend	28,172	-	-
Share of non-controlling interests in entities transparent for tax purposes	5,528	-	-
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	95	7,647	3,946
Other differences	274	(727)	(9)
Tax expense on income included in the statement of profit and loss	4,325	4,698	16,675

Note 23 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Financial instruments	Other*	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2020	(82,805)	2,518	141	2,099	(78,047)
Changes recorded on the statement of profit and loss	(6,230)	(951)	212	3,006	(3,963)
Changes recorded in other comprehensive income	-	-	1,346	-	1,346
Translation differences	(6,639)	124	117	100	(6,298)
Balance of deferred tax asset (liability) as at December 31, 2020	(95,674)	1,691	1,816	5,205	(86,962)
Changes recorded on the statement of profit and loss	(23,591)	106,643	49	(80,662)	2,439
Changes recorded in other comprehensive income	-	-	(423)	(2,847)	(3,270)
Change as a result of business combinations	(4,050)	2,882	(232)	(5,350)	(6,750)
Translation differences	(3,915)	1,126	50	101	(2,638)
Balance of deferred tax asset (liability) as at December 31, 2021	(127,230)	112,342	1,260	(83,553)	(97,181)

*	This amount includes deferred tax arising from intangibles, undistributed profits, non-monetary items, associated companies and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2021	2020
	$ Thousands
As part of non-current assets	49,275	7,374
As part of current liabilities	(21,117)	-
As part of non-current liabilities	(125,339)	(94,336)
	(97,181)	(86,962)

Income tax rate in Israel is 23% for the years ended December 31, 2021, 2020 and 2019. The tax rate applicable to US companies are (i) federal corporate tax of 21% and (ii) state tax ranging from 6% to 11.5%. In Singapore, the corporate tax rate is 17%. Dividends received by Kenon from an associated company incorporated in Israel, ZIM, is subject to a withholding tax rate of 5%.

Note 23 – Income Taxes (Cont’d)

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

As a result of reducing the tax rate to 23%, the deferred tax balance as at December 31, 2021 and 2020 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the years 2017 and 2018), at the tax rate expected to apply on the reversal date.

3.	Tax and deferred tax balances not recorded

Unrecognised deferred tax assets

	As at December 31,
	2021	2020
	$ Thousands
Losses for tax purposes	167,758	54,985
Deductible temporary differences	-	1,971
	167,758	56,956

According to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

In the United States, as of December 31, 2021, the Group had loss carryforwards for which no deferred taxes have been created, as detailed below:

•
Net operating losses for tax purposes of $108 million, which may be offset for tax purposes in the United States against future income, subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. These losses will expire in 2027-2037.

•
$2 million in tax credits, offsettable for tax purposes in the United States against future profits in the United States, are subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets. These losses will expire in 2027-2037.

Unrecognised deferred tax liabilities

The tax effect on taxable temporary differences of $112 million (2020: $nil) has not been recorded as this arises from undistributed profits of the Group’s associated companies which the Group does not expect to incur.

4.	Safe habor rules

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

Note 24 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(Loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2021	2020	2019
	$ Thousands
Profit/(loss) for the year attributable to Kenon’s shareholders	930,273	507,106	(13,359)
Profit for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	-	8,476	24,653
Profit/(loss) for the year from continuing operations attributable to Kenon’s shareholders	930,273	498,630	(38,012)

B.	Number of ordinary shares

	For the year ended December 31
	2021	2020	2019
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,879	53,870	53,856

Note 25 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

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

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	$Thousands
Recovery of retained claims	-	9,923	30,000
Income taxes	-	(1,447)	(5,347)
Profit after income taxes	-	8,476	24,653

Net cash flows provided by investing activities	-	8,476	24,567

Note 26 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC Israel	CPV Group	ZIM	Quantum	Others	Total
	$ Thousands
2021
Revenue	437,043	50,720	-	-	-	487,763

(Loss)/profit before taxes	(57,040)	(60,709)	1,260,789	(251,483)	(11,915)	879,642
Income tax benefit/(expense)	10,155	13,696	-	-	(28,176)	(4,325)
(Loss)/profit from continuing operations	(46,885)	(47,013)	1,260,789	(251,483)	(40,091)	875,317

Depreciation and amortization	44,296	13,102	-	-	242	57,640
Financing income	(2,730)	(37)	-	-	(167)	(2,934)
Financing expenses	119,392	24,640	-	-	263	144,295
Other items:
Losses related to Qoros	-	-	-	251,483	-	251,483
Losses related to ZIM	-	-	204	-	-	204
Share in losses/(profit) of associated companies	419	10,425	(1,260,993)	-	-	(1,250,149)
	161,377	48,130	(1,260,789)	251,483	338	(799,461)

Adjusted EBITDA	104,337	(12,579)	-	-	(11,577)	80,181

Segment assets	1,511,408	431,474	-	-	226,337	2,169,219
Investments in associated companies	-	545,242	1,354,212	-	-	1,899,454
						4,068,673
Segment liabilities	1,354,476	218,004	-	-	215,907	1,788,387

	OPC Israel	CPV Group	ZIM	Quantum	Others	Total
	$ Thousands
2020
Revenue	385,625	-	-	-	845	386,470

(Loss)/profit before taxes	(8,620)	-	210,647	303,669	(5,249)	500,447
Income tax expense	(3,963)	-	-	-	(735)	(4,698)
(Loss)/profit from continuing operations	(12,583)	-	210,647	303,669	(5,984)	495,749

Depreciation and amortization	33,981	-	-	-	190	34,171
Financing income	(354)	-	-	-	(13,937)	(14,291)
Financing expenses	50,349	-	-	1	824	51,174
Other items:					-
Net gains related to Qoros	-	-	-	(309,918)	-	(309,918)
Write back of impairment of investment	-	-	(43,505)	-	-	(43,505)
Share in losses/(profit) of associated companies	-	-	(167,142)	6,248	-	(160,894)
	83,976	-	(210,647)	(303,669)	(12,923)	(443,263)

Adjusted EBITDA	75,356	-	-	-	(18,172)	57,184

Segment assets	1,723,967	-	-	235,220	225,998	2,185,185
Investments in associated companies	-	-	297,148	-	-	297,148
						2,482,333
Segment liabilities	1,200,363	-	-	-	5,962	1,206,325

Note 26 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	Quantum	ZIM	Others	Total
	$ Thousands
2019
Revenue	373,142	-	-	331	373,473

Profit/(loss) before taxes	48,513	(44,626)	(4,375)	(5,048)	(5,536)
Income Taxes	(14,147)	-	-	(2,528)	(16,675)
Profit/(loss) from continuing operations	34,366	(44,626)	(4,375)	(7,576)	(22,211)

Depreciation and amortization	31,141	-	-	951	32,092
Financing income	(1,930)	(242)	-	(15,507)	(17,679)
Financing expenses	28,065	-	-	1,881	29,946
Other items:
Net losses related to Qoros	-	7,813	-	-	7,813
Share in losses of associated companies	-	37,055	4,375	-	41,430
	57,276	44,626	4,375	(12,675)	93,602

Adjusted EBITDA	105,789	-	-	(17,723)	88,066

Segment assets	1,000,329	71,580	-	247,155	1,319,064
Investments in associated companies	-	105,040	84,270	-	189,310
					1,508,374
Segment liabilities	761,866	-	-	34,720	796,586

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $Thousands):

	2021				2020				2019
Customer	Total revenues		Percentage of revenues of the Group		Total revenues		Percentage of revenues of the Group		Total revenues	Percentage of revenues of the Group

Customer 1	93,959		19.26%		86,896		22.48%		80,861	21.65%
Customer 2	70,801		14.52%		74,694		19.33%		76,653	20.52%
Customer 3	-	*	-	*	-	*	-	*	56,393	15.10%
Customer 4	-	*	-	*	-	*	-	*	48,724	13.05%
Customer 5	-	*	-	*	-	*	-	*	39,904	10.68%

* Represents an amount less than 10% of the revenues.

Note 26 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2021	2020	2019
	$ Thousands
Israel	437,043	385,625	373,142
United States	50,720	-	-
Others	-	845	331
Total revenue	487,763	386,470	373,473

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2021	2020
	$ Thousands
Israel	1,039,505	820,012
United States	310,426	-
Others	171	1
Total non-current assets	1,350,102	820,013

* Composed of property, plant and equipment and intangible assets.

Note 27 – Related-party Information

A.	Identity of related parties:

The Group’s related parties include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies. Kenon’s immediate holding company is Ansonia Holdings Singapore B.V.

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

B.	Transactions with directors and officers (Kenon's directors and officers):

Key management personnel compensation

	For the year ended December 31,
	2021	2020
	$ Thousands

Short-term benefits	1,994	1,837
Share-based payments	258	351
	2,252	2,188

Note 27 – Related-party Information (Cont’d)

C.	Transactions with related parties (including associates):

	For the year ended December 31,
	2021	2020	2019
	$ Thousands
Sale of electricity	88,004	80,416	78,362
Cost of sales	7,802	16	14
Dividend received from associate	143,964	-	-
Other income, net	(337)	(90)	(129)
Financing expenses, net	39,901	2,156	1,256
Interest expenses capitalized to property plant and equipment	-	119	312

D.	Balances with related parties (including associates):

	As at December 31,		As at December 31,
	2021		2020
	Other related parties *	Total	Other related parties *	Total
	$ Thousands		$ Thousands
Cash and cash equivalent	89,814	89,814	467	467
Short-term deposits and restricted cash	-	-	352,150	352,150
Trade receivables and other receivables	14,860	14,860	9,108	9,108
Other payables	(424)	424	-	-

Loans and Other Liabilities
In US dollar or linked thereto	(27,587)	(27,587)	(157,449)	(157,449)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	For further investment by Kenon into OPC, see Note 10.A.1.o.

Note 28 – Financial Instruments

A.	General

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

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at year end was:

	As at December 31,
	2021	2020
	$ Thousands
	Carrying amount
Cash and cash equivalents	474,544	286,184
Short-term and long-term deposits and restricted cash	26,720	636,201
Trade receivables and other assets	92,552	61,974
Short-term and long-term derivative instruments	9,103	279
	602,919	984,638

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

	As at December 31,
	2021	2020
	$ Thousands
Israel	56,632	47,741
Other regions	6,011	207
	62,643	47,948

Note 28 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2021	2020
	$ Thousands	$ Thousands
Not past due	62,643	47,948

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2021
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	136,505	136,505	136,505	-	-	-
Other current liabilities	204,686	204,686	204,686	-	-	-
Lease liabilities including interest payable *	33,395	38,375	19,492	2,602	6,232	10,049
Debentures (including interest payable) *	586,600	669,883	21,326	24,431	236,364	387,762
Loans from banks and others including interest *	628,293	772,875	44,244	70,895	325,201	332,535

Financial liabilities – hedging instruments
Forward exchange rate contracts	5,014	6,368	6,230	138	-	-
Other forward exchange rate contracts	1,199	1,790	1,790	-	-	-

	1,595,692	1,830,482	434,273	98,066	567,797	730,346

*	Includes current portion of long-term liabilities.

Note 28 – Financial Instruments (Cont’d)

	As at December 31, 2020
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	92,542	92,542	92,542	-	-	-
Other current liabilities	24,302	24,302	24,302	-	-	-
Lease liabilities including interest payable *	18,605	22,075	14,378	667	1,840	5,190
Debentures (including interest payable) *	304,701	349,869	13,999	13,914	90,142	231,814
Loans from banks and others including interest *	615,843	799,275	65,337	63,087	260,065	410,786

Financial liabilities – hedging instruments
Interest SWAP contracts	11,014	41,092	6,083	5,596	13,923	15,490
Forward exchange rate contracts	34,273	33,409	31,637	1,772	-	-
Other forward exchange rate contracts	766	748	748	-	-	-

	1,102,046	1,363,312	249,026	85,036	365,970	663,280

*	Includes current portion of long-term liabilities.

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

Note 28 – Financial Instruments (Cont’d)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2021
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	3,135	9,746	2022	3
Forward contracts on exchange rates	EURO	NIS	4,929	18,571	2022	(1,199)
Call options on foreign currency	Dollar	NIS	17,828	67,231	2022	4

	As at December 31, 2020
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	12,064	39,535	2021	(766)
Call options on foreign currency	Dollar	NIS	50,284	189,620	2021–2022	278
Put options on foreign currency	Dollar	NIS	35,347	9,374	2021	(33)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2021
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	33,333	109,259	2022-2023	(5,014)

	As at December 31, 2020
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	175,704	598,295	2021–2022	(34,273)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

Note 28 – Financial Instruments (Cont’d)

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2021
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	107,598	7,369

	As at December 31, 2020
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.70%	2031	240,462	(7,371)
Interest exchange contract	CPI	1.76%	2036	109,087	(3,643)

For additional details, please refer to Note 14.E.

Note 28 – Financial Instruments (Cont’d)

b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2021
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	159,838	-	1,329
Short-term deposits and restricted cash	179	-	50
Trade receivables	56,632	-	81
Other current assets	1,308	-	4
Long-term deposits and restricted cash	21,463	-	-
Total financial assets	239,420	-	1,464

Trade payables	59,381		11,842
Other current liabilities	23,536	7,044	190
Loans from banks and others and debentures	592,102	459,732	-
Total financial liabilities	675,019	466,776	12,032

Total non-derivative financial instruments, net	(435,599)	(466,776)	(10,568)
Derivative instruments	-	7,369	(1,199)
Net exposure	(435,599)	(459,407)	(11,767)

	As at December 31, 2020
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	55,512	-	251
Short-term deposits and restricted cash	537,563	-	-
Trade receivables	47,791	-	156
Other current assets	2,909	-	8
Investments in other companies	-	-	235,218
Long-term deposits and restricted cash	60,954	-	-
Total financial assets	704,729	-	235,633

Trade payables	41,051	-	13,723
Other current liabilities	21,056	4,952	244
Loans from banks and others and debentures	131,082	789,462	-
Total financial liabilities	193,189	794,414	13,967

Total non-derivative financial instruments, net	511,540	(794,414)	221,666
Derivative instruments	-	(11,014)	-
Net exposure	511,540	(805,428)	221,666

Note 28 – Financial Instruments (Cont’d)

c.	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 1%–2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2021
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(9,219)	(4,609)	4,609	9,219
Shekel/EUR	(728)	(364)	364	728

	As at December 31, 2021
	2% increase	1% increase	1% decrease	2% decrease
	$Thousands
Non-derivative instruments
CPI	(6,639)	(3,320)	3,320	6,201

	As at December 31, 2020
	10% increase	5% increase	5% decrease	10% decrease
	$Thousands
Non-derivative instruments
Shekel/dollar	452	226	(226)	(452)
Shekel/EUR	(814)	(407)	407	814

	As at December 31, 2020
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(13,455)	(6,727)	3,346	6,095

(2)	Interest rate risk

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

Note 28 – Financial Instruments (Cont’d)

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2021	2020
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	16,137	580,607
Financial liabilities	(941,733)	(860,787)
	(925,596)	(280,180)

Variable rate instruments
Financial assets	55,033	86,028
Financial liabilities	(267,882)	(57,078)
	(212,849)	28,950

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

	As at December 31, 2021
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(2,128)	2,128

	As at December 31, 2020
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	290	(290)

A change of 0.5%–1.5% in the LIBOR interest rate at reporting date would have increased/(decreased) the net income or net loss and the equity by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2021
	0.5% decrease	0.5% increase	1% increase	1.5% increase
	$ Thousands

Long-term loans (US LIBOR)	566	(567)	(1,133)	(1,699)
Interest rate swaps (US LIBOR)	(396)	396	793	1,189

The Group’s exposure to LIBOR risk for derivative financial instruments used for hedging is as follows:

		As at December 31, 2021
	Linkage receivable	Interest rate	Expiration date	Amount of the linked reserve	Fair value
				$ Thousands

Interest rate swaps	USD LIBOR interest	0.93%	2030	69,371	936

E.	Fair value

(1)	Fair value compared with carrying value

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

Note 28 – Financial Instruments (Cont’d)

	As at December 31, 2021
	Carrying amount	Fair value
	$ Thousands
Liabilities
Non-convertible debentures	586,600	642,077
Long-term loans from banks and others (excluding interest)	488,455	545,806
Loans from non-controlling interests	138,050	141,596

	As at December 31, 2020
	Carrying amount	Fair value
	$ Thousands
Liabilities
Non-convertible debentures	304,701	328,426
Long-term loans from banks and others (excluding interest)	615,403	733,961

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

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 28.D.1 for further details.

Level 3 financial instrument measured at fair value

	As at	As at
	December 31, 2021	December 31, 2020
	Level 3	Level 3
	$ Thousands	$ Thousands
Asset
Long-term investment (Qoros)	-	235,218

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

Note 28 – Financial Instruments (Cont’d)

Level 3

As at December 31, 2021, the fair value of the long-term investment (Qoros) was based on the present value of the expected cash flows. Included in the long-term investment (Qoros) are the 12% interests in Qoros (as described in Note 9.3) and the put option (as described in Note 9.2). For the purposes of management’s fair value assessment of the long-term investment (Qoros), management takes into consideration factors including market risk and credit risk exposures, publicly available information and financial information of the New Qoros Investor and Qoros for the year ended December 31, 2021.

As at December 31, 2020, the fair value of the long-term investment (Qoros) described in Note 9.3, was based on the market comparison technique using the following variables:

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

The following table shows the valuation techniques used in measuring Level 3 fair values as at December 31, 2021 and 2020, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment (Qoros) (2021)	The Group assessed the fair value of the long-term investment (Qoros) using the present value of the expected cash flows.	The likelihood of expected cash flows.	The estimated fair value would increase if the likelihood of expected cash flows increase.
Long-term investment (Qoros) (2020)
The Group assessed the fair value of:
(1) the equity interest using a market comparison technique based on market multiples derived from the quoted prices of companies comparable to the investee, taking into consideration certain adjustments including the effect of the non-marketability of the equity investments; and
(2) the put option using standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.
		- Adjusted market multiples. - The Group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase (decrease) if: - the period end price is higher (lower) - the volatility is higher (lower) - the credit risk is lower (higher)

Note 29 – Subsequent Events

1.	Kenon

A.	Release of pledged OPC shares

In March 2022, majority of OPC shares that were previously pledged as part of the Inkia sale described in Note 25 were released. Refer to Note 17.A.i for further details.

B.	Sale of ZIM shares

In March 2022, Kenon sold approximately 6 million ZIM shares for total consideration of approximately $463 million. Kenon is still assessing the financial impact of the sales. As a result of the sale, Kenon now holds a 20.7% interest in ZIM (20.3% on a fully diluted basis).

C.	Capital reduction

Kenon will seek shareholder approval for a capital reduction at its forthcoming annual general meeting to return share capital amounting to $10.25 per share ($552 million in total) to Kenon’s shareholders, subject to and contingent upon the approval of the High Court of the Republic of Singapore.

2.	ZIM

A.	Dividend

In March 2022, ZIM’s board of directors approved a cash distribution of $17.00 per share (an aggregate amount of approximately $2 billlion), payable to ZIM’s shareholders of record as of the close of trading on March 23, 2022, to be paid on April 4, 2022. Kenon expects to receive $503 million ($478 million net of tax).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.

By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

Date: March 31, 2022

ITEM 19.             Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1	Kenon Holdings Ltd.’s Constitution (Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Kenon’s Registration Statement on Form 20-F, filed on December 19, 2014)
2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millennium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Description of Securities registered under Section 12 of the Exchange Act (Incorporated by reference to Exhibit 2.3 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 30, 2020)

4.1
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) (1)

4.2
Guarantee Contract, dated as of November 5, 2015, between Kenon Holdings Ltd. and Chery Automobile Co. Ltd. (Incorporated by reference to Exhibit 4.13 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on April 22, 2016)

4.3
Purchase and Sale Agreement, dated as of October 9, 2020, by and among GIP II CPV Intermediate Holdings Partnership, L.P., GIP II CPV Intermediate Holdings Partnership 2, L.P., CPV Power Holdings GP, LLC, CPV Group LP and OPC US Inc.(2) (Incorporated by reference to Exhibit 4.10 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

4.4
Senior Facilities Agreement, dated as of July 4, 2016, among Advanced Integrated Energy Ltd., as borrower, Israel Discount Bank Ltd. and Harel Insurance Company Ltd, as arrangers, Israel Discount Bank Ltd. as senior agent and security agent, and certain other entities, as senior lenders (Incorporated by reference to Exhibit 4.16 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 8, 2019)(2)

4.5
Share Purchase Agreement, dated November 24, 2017, among Inkia Energy, Ltd., IC Power Distribution Holdings, PTE. LTD., Nautilus Inkia Holdings LLC, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC (Incorporated by reference to Exhibit 4.14 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.6
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.7
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co., Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.8
Sale and Purchase Agreement, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

8.1*	List of subsidiaries of Kenon Holdings Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial

Exhibit Number	Description of Document
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, a member firm of KPMG International
15.2*	Consent of Somekh Chaikin, a member firm of KPMG International
15.3*	Consent of Dixon Hughes Goodman LLP
15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2021 and 2020 and for each of the three years in the three-year period ended December 31, 2021 (Incorporated by reference to pages F-1-F-65 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (File No: 21759864), filed with the SEC on March 9, 2022)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

(2)	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.