Form 20-F
period 2022-12-31
Kenon Holdings Ltd.
filed 2023-03-30
CIK 1611005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

Form 20-F
_____________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

______________

Copies to:
James A. McDonald
Skadden, Arps, Slate, Meagher and Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
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

53,887,154 shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐       No ☒

TABLE OF CONTENTS

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers	1
	A. Directors and Senior Management	1
	B. Advisers	1
	C. Auditors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
	A. Reserved	1
	B. Capitalization and Indebtedness	1
	C. Reasons for the Offer and Use of Proceeds	1
	D. Risk Factors	1
ITEM 4.	Information on the Company	57
	A. History and Development of the Company	57
	B. Business Overview	58
	C. Organizational Structure	146
	D. Property, Plants and Equipment	146
ITEM 4A.	Unresolved Staff Comments	146
ITEM 5.	Operating and Financial Review and Prospects	146
	A. Operating Results	163
	B. Liquidity and Capital Resources	168
	C. Research and Development, Patents and Licenses, Etc.	182
	D. Trend Information	182
	E. Critical Accounting Policies and Significant Estimates	184
ITEM 6.	Directors, Senior Management and Employees	184
	A. Directors and Senior Management	184
	B. Compensation	187
	C. Board Practices	187
	D. Employees	190
	E. Share Ownership	190
ITEM 7.	Major Shareholders and Related Party Transactions	191
	A. Major Shareholders	191
	B. Related Party Transactions	192
	C. Interests of Experts and Counsel	192
ITEM 8.	Financial Information	192
	A. Consolidated Statements and Other Financial Information	192
	B. Significant Changes	192
ITEM 9.	The Offer and Listing	193
	A. Offer and Listing Details	193
	B. Plan of Distribution	193
	C. Markets	193
	D. Selling Shareholders	193
	E. Dilution	193
	F. Expenses of the Issue	193
ITEM 10.	Additional Information	193
	A. Share Capital	193
	B. Constitution	193
	C. Material Contracts	205
	D. Exchange Controls	205
	E. Taxation	205
	F. Dividends and Paying Agents	212
	G. Statement by Experts	212
	H. Documents on Display	212
	I. Subsidiary Information	212
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	212
ITEM 12.	Description of Securities Other than Equity Securities	213
	A. Debt Securities	213
	B. Warrants and Rights	213
	C. Other Securities	213
	D. American Depositary Shares	213

i

PART II

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated company, collectively, as the context may require, including:

•
“CPV” means the CPV Group (i.e., CPV Power Holdings LP, Competitive Power Ventures Inc. and CPV Renewable Energy Company Inc.), a business engaged in the development, construction and management of power plants running conventional energy (powered by natural gas) and renewable energy in the United States, which was acquired in January 2021 by CPV Group LP, an entity in which OPC indirectly holds a 70% interest;

•	OPC Energy Ltd. (“OPC”), an owner, developer and operator of power generation facilities in the Israeli and United States power markets, in which Kenon has an approximately 55% interest;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon, through its 100%-owned subsidiary Quantum (as defined below), has a 12% interest; and

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has an approximately 21% interest.

Additionally, this annual report uses the following conventions:

•	“Ansonia” means Ansonia Holdings Singapore B.V., a company organized under the laws of Singapore, which owns approximately 60% of the outstanding shares of Kenon;

•	“Chery” means Chery Automobile Co. Ltd., a supplier to and shareholder of Qoros;

•	“IC” means Israel Corporation Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange, or the “TASE,” and Kenon’s former parent company;

•	“IC Green” means IC Green Energy Ltd., an Israeli corporation and a wholly-owned subsidiary of Kenon;

•	“IC Power” means IC Power Ltd., formerly IC Power Pte. Ltd, a Singaporean company and a wholly-owned subsidiary of Kenon;

•
“Inkia” means Inkia Energy Limited, a Bermuda corporation, which was wholly-owned subsidiary of IC Power. In December 2017, Inkia sold all of its Latin American and Caribbean businesses and has since been wound up;

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

•
“Spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in IC Power, Qoros, ZIM and other entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s shareholders; and

•
“Tower” means Tower Semiconductor Ltd., an Israeli specialty foundry semiconductor manufacturer, listed on the NASDAQ stock exchange, or “NASDAQ,” and the TASE, in which Kenon used to hold an interest until June 30, 2015.

Additionally, this annual report uses the following conventions for OPC and ZIM.

OPC

•	“Availability factor” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year;

•	“COD” means the commercial operation date of a development project;

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

•	“EA” means Israeli Electricity Authority;

•	“EPC” means engineering, procurement and construction;

•	“firm capacity” means the amount of energy available for production that, pursuant to applicable regulations, must be guaranteed to be available at a given time for injection to a certain power grid;

•	“Gnrgy” means Gnrgy Ltd.;

•	“GW” means gigawatt;

•	“GWh” means gigawatt per hour (one GWh is equal to 1,000 MWh);

•
“Hadera Energy Center” means OPC Hadera’s boilers and a steam turbine. The Hadera Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply for steam and its turbine is not currently operating and is not expected to operate with generation of more than approximately 16MW;

•
“IEC” means Israel Electric Corporation, a government-owned entity, which generates and supplies the majority of electricity in Israel, transmits and distributes all of the electricity in Israel, acts as the system operator of Israel’s electricity system, determines the dispatch order of generation units, grants interconnection surveys, and sets spot prices, among other roles;

•
“IEC Reform” means the following: reform in the Israeli electricity sector and the restructuring of the IEC pursuant to a government resolution (Government Resolution No. 3859) received in 2018, including amendment to the Electricity Sector Law as published in the Official Gazette (Electricity Sector Law (Amendment No. 16 and Temporary Order), 2018);

•	“Infinya” means Infinya Ltd. (formerly Hadera Paper Ltd.), an Israeli corporation;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•
“Kiryat Gat Power Plant” means a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area, which began commercial operation in November 2019;

•	“kWh” means kilowatt per hour;

•
“Minimum Price” means the minimum price of gas in USD set forth in gas purchase agreements between Tamar Group and each of OPC-Hadera and OPC-Rotem based on a natural gas price formula described in the agreements that may be affected by generation component tariff;

•	“MW” means megawatt (one MW is equal to 1,000 kilowatts or kW);

•	“MWh” means megawatt per hour;

•	“OPC’s capacity” or “OPC’s installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of OPC’s ownership interest in the entity that owns such asset;

•	“OPC-Hadera” is an Israeli corporation, in which OPC has a 100% interest;

•	“OPC-Rotem” means O.P.C. Rotem Ltd., an Israeli corporation, in which OPC Israel has an 100% interest;

•	“OPC Israel” or “OPC Holdings Israel Ltd” is an Israeli corporation which owns and operates OPC’s businesses in Israel, in which OPC holds an 80% interest;

•	“OPC Power” means OPC Power Ventures LP;

•	“PPA” means power purchase agreement;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

•	“Sorek” means OPC Sorek 2 Ltd.;

•
“transmission” refers to the bulk transfer of electricity from generating facilities to the distribution system at load center station in which the electricity is stabilized by means of the transmission grid;

•	“Tzomet” means Tzomet Energy Ltd., an Israeli corporation in which OPC has a 100% interest; and

•	“Veridis” means Veridis Power Plants Ltd.

ZIM

•	“cooperation agreements” means one or more vessel sharing arrangements, swap agreements and slot sharing arrangements;

•
“strategic alliance” means a more extensive type of cooperation arrangement and is longer-term than a strategic cooperation. It involves cooperation arrangements and usually includes all of ZIM’s East/West routes, such as Asia-Europe, Asia-Med, Cross Atlantic and Trans Pacific;

•
“strategic cooperation” means a more extensive type of cooperation arrangement, generally being longer term and involving more trade routes. It involves some joint planning mechanism, but joint planning is less extensive as compared to a strategic alliance. A strategic cooperation can take the form of one or a combination of cooperation arrangements; and

•	“TEU” means twenty-foot equivalent unit.

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

Our consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2022, 2021 and 2020 and the consolidated statements of financial position as of December 31, 2022 and 2021. We present our consolidated financial statements in U.S. Dollars.

All references in this annual report to (i) “U.S. Dollars,” “$” or “USD” are to the legal currency of the United States of America (“United States” or “U.S.”); (ii) “RMB” are to Yuan, the legal currency of the People’s Republic of China, or China; and (iii) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel.

This annual report contains translations of certain RMB and NIS amounts into USD at certain foreign exchange rates solely for the convenience of the reader. All convenience translations from RMB or NIS to USD with respect to amounts relating to transactions that occurred during 2022 are based on the certified foreign exchange rates published by the Federal Reserve Board of Governors and foreign exchange rates published by the Bank of Israel, respectively, on December 31, 2022, which was 6.73 RMB per USD and 3.36 NIS per USD, respectively. All other convenience translations from RMB or NIS to USD with respect to amounts relating to transactions that occurred before 2022 are based on the same exchange rate publications for applicable periods. The convenience translations contained in this annual report should not be construed as representations that the RMB or NIS amounts referred to herein actually represent the USD amounts in the convenience translations presented or that they could have been or could be converted into USD at the exchange rate used in the convenience translations or at any particular rate.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely EBITDA and Adjusted EBITDA for OPC and ZIM, respectively, each as defined under “Item 5 Operating and Financial Review and Prospects.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA and Adjusted EBITDA provide transparent and useful information to investors and financial analysts in their review of these businesses’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

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

These forward-looking statements relate to:

•	our goals and strategies;

•	the strategies, business plans and funding requirements of our businesses;

•	the potential spin-off, listing, offering, distribution or monetization of our businesses;

•	expected trends in the industries and markets in which each of our businesses operate;

•	our tax status and treatment and expected status and treatment under relevant regulations;

•	our treasury activities;

•	statements relating to litigation;

•	critical accounting estimates and the expected effect of new accounting standards on Kenon;

•	the assumptions used in impairment analysis conducted by Kenon and its businesses; and

•	the expected effects of COVID-19 on our businesses;

•	with respect to OPC:

•
the expected cost and timing of commencement and completion of development and construction projects, as well as the anticipated installed capacities and expected performance (e.g., efficiency) of such projects, including the license and approvals for the development of and financing for projects;

•	expected macroeconomic trends in Israel and the US, including the expected growth in energy demand;

•	potential expansions (including new projects or existing projects);

•	gas supply agreements;

•	strategy;

•	dividend policy;

•	expected trends in energy consumption;

•	regulatory trends;

•	anticipated capital expenditures, and the expected sources of funding for capital expenditures;

•	projections for growth and expected trends in the electricity market in Israel and the US; and

•	the price and volume of gas available to OPC in Israel and the US;

•	with respect to Qoros:

•	statements relating to the agreement to sell Kenon’s remaining interest in Qoros to the Majority Shareholder; and

•	statements with respect to the litigation and arbitration with the Majority Shareholder.

•	with respect to ZIM:

•
expectations regarding general market conditions, including as a result of rising inflation and corresponding increasing interest rates, the Russian invasion of Ukraine, the COVID-19 pandemic and other global economic trends;

•
expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand for containerized shipping services, bunker prices, charter/ freights rates, container values and other factors affecting supply and demand;

•	ZIM’s plans regarding its business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	anticipated ability of ZIM to obtain additional financing in the future to fund expenditures;

•
expectation of modifications with respect to ZIM’s and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;

•	the expected benefits of ZIM’s cooperation agreements and strategic partnerships;

•	formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which ZIM is not a party to;

•	anticipated insurance costs;

•	beliefs regarding the availability of crew;

•	expectations regarding ZIM’s environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;

•	beliefs regarding potential liability from current or future litigation;

•	plans regarding hedging activities;

•	ability to pay dividends in accordance with ZIM’s dividend policy;

•	expectations regarding ZIM’s competition and ability to compete effectively; and

•	ability to effectively handle cyber-security threats and recover from cyber-security incidents.

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

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this annual report, and each of the documents filed or incorporated by reference as exhibits to the annual report, completely, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what is indicated in such forward-looking statements.

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

Risks Related to Our Strategy and Operations

We may raise financing to make further investments (in existing or new businesses).

Our business may require or seek to raise debt or equity financing. Kenon may also seek to raise financing at the Kenon level to meet its obligations or make investments or acquisitions in its existing or new businesses. In the event that Kenon or one or more of our businesses requires capital, irrespective of whether such business are able to raise such financing, Kenon may provide financing by (i) utilizing cash on hand, (ii) issuing equity in the form of shares or convertible instruments (through a pre-emptive offering or otherwise), (iii) using funds received from distributions from or sales of Kenon’s other businesses, (iv) selling part, or all, of its interest in any of its businesses or using the proceeds from sales of or distributions from its businesses, (v) raising debt financing at the Kenon level or (vi) providing guarantees or pledging collateral in support of the debt of its businesses. See “Item 4.B Business Overview—Our Businesses.” To the extent that Kenon raises debt financing, any debt financing that Kenon incurs may not be on favorable terms, may impose restrictive covenants that limit how Kenon manages its investments in its businesses, and may also limit dividends or other distributions by Kenon. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices. Investments by Kenon reduce amounts potentially available for distribution to shareholders.

In the event that funds from its businesses or external financing are not available to meet Kenon’s obligations or make investments it seeks to make on reasonable terms or at all, Kenon may need to sell assets to meet such obligations, and its ability to sell assets may be limited, particularly in light the various pledges over the shares of some of Kenon’s businesses. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly.

In addition, our directors have broad discretion on the use of the capital resources for investments in our businesses or other investments or other purposes and we may make investments or acquisitions in our existing or new businesses. See also “Item 4.B Business Overview—Our Businesses.” Kenon has provided loans and guarantees and made equity investments to support its businesses, such as investments in OPC (including equity investments in 2022 and 2021), and may provide additional loans to or make other investments in or provide guarantees in support of its businesses. Kenon’s liquidity requirements will increase to the extent it makes further loans or other investments in or grants additional guarantees to support its businesses. To the extent Kenon uses cash on hand or other availably liquidity to make an investment in existing or new businesses, it will reduce amounts available for distribution to shareholders. Third-party financing sources for Kenon’s businesses may require Kenon to guarantee an individual business’ indebtedness and/or provide collateral, including collateral via a cross-collateralization of assets across businesses (i.e., pledging shares or assets of one of our businesses to secure debt of another of our businesses). To the extent Kenon guarantees an individual business’ indebtedness, it may divert funds received from one business to another business. We may also sell some or all of our interests in or use dividends received from any of our businesses to provide funding for another business. Additionally, if we cross-collateralize assets in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations. Furthermore, if Kenon provides any of its businesses with additional capital, provides any third parties with indemnification rights or a guarantee, and/or provides additional collateral, including via cross-collateralization, this could reduce our liquidity. For further information on the capital resources and requirements of each of our businesses, see “Item 5.B Liquidity and Capital Resources.”

If we fail to identify opportunities or consummate investments and acquisitions on favorable terms, or at all, in existing or new businesses, we may not be able to successfully execute our strategy.

Our business strategy includes making investments or acquisitions in its existing or new businesses. This strategy depends on our ability to successfully identify and evaluate investment opportunities or consummate acquisitions on favorable terms.

However, the limited number of investment opportunities in the current market environment may make it challenging to identify and successfully consummate investment or acquisitions that meet our objectives. The identification of suitable investment or acquisition candidates can be difficult, time-consuming and costly, and we may not complete investment or acquisitions successfully that we target.

Our ability to consummate future investments and acquisitions may also depend on our ability to obtain any required government or regulatory approvals for such investments, including, but not limited to, any approvals in the countries in which we may purchase assets in the future or in the United States.

Furthermore, we may face competition with other local and international companies, including financial investors, for acquisition or investment opportunities, which may increase our cost of making investments or cause us to refrain from making acquisitions from third parties. Some of our competitors for investments and acquisitions may have greater resources and lower costs of capital, be willing to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets or projects under development than our resources permit. If we are unable to identify and consummate future investments and acquisitions, it may impede our ability to execute our strategy.

 Our ability to consummate future investments or acquisitions may also depend on the availability of financing. See “—Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.”

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses access capital markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures or for general corporate purposes. Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses or to make new investments. The ability of Kenon or its businesses to access capital markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. Disruptions in the capital or credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing. The recent global inflation and increases in interest rates as well as geopolitical developments including the war in Ukraine have adversely impacted financial markets and the cost of debt financing and have increased volatility in financial markets.

The availability of such financing and the terms thereof will be impacted by many factors, including: (i) our financial performance, (ii) credit ratings or absence of a credit rating, (iii) the liquidity of the overall capital markets, (iv) the state of the global economy, including inflation and rising interest rates and (v) geopolitical events such as the Russian invasion of Ukraine. There can be no assurance that Kenon or its businesses will be able to access the capital markets on acceptable terms or at all. If Kenon or its businesses deems it necessary to access financing and is unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity. In addition, the recent bank failures and concerns over certain banks’ financial condition have resulted in market volatility.

We are subject to volatility in the capital markets.

Our strategy may include sales or distributions of our interests in our businesses. For example, in August 2017, OPC completed an initial public offering, or IPO, in Israel, and a listing on the TASE, and in February 2021, ZIM completed an IPO on the New York Stock Exchange, or NYSE. The ability of one or more of our businesses to complete a public offering, distribution or listing is heavily dependent upon the public equity markets. Financial market conditions have been volatile in 2022 and remain volatile and these conditions could become worse.

As our holdings in OPC and ZIM securities are publicly traded (and to the extent any of our other holdings in companies are listed in the future), we are exposed to risks of downward movement in market prices. In addition, large holdings of securities can often be disposed only over a substantial length of time. Accordingly, under certain conditions, we may be forced to either sell our equity interest in a particular business at lower prices than expected to effect or defer such a sale, potentially for a long period of time.

We have in the past, and may in the future enter into lockup agreements with respect to our shares in listed companies in connection with offerings by those companies, and in some cases, we may be required to enter into a lockup agreement. In addition, we are subject to securities laws restrictions on resales, including in the United States the requirement to register resales with the SEC or to make sales under a relevant exemption.

We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.

We are a holding company of various operating companies, and as a result, do not conduct independent operations or possess significant assets other than investments in and advances to our businesses and our cash on hand and treasury investments. As a result, we depend on funds from our businesses or external financing to make distributions, to make investments, to pursue our strategy and for our other liquidity requirements.

In addition, as Kenon’s businesses are legally distinct from it and will generally be required to service their debt and other obligations before making distributions to Kenon, Kenon’s ability to access such cash flows from its businesses may be limited in some circumstances and it may not have the ability to cause its subsidiaries and associated companies to make distributions to Kenon, even if they are able to do so. Additionally, the terms of existing and future joint venture, financing, or cooperative operational agreements and/or the laws and jurisdictions under which each of Kenon’s businesses are organized may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to Kenon.

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

As we own minority interests in Qoros and ZIM, we are subject to the operating and financial risks of these businesses, the risk that these businesses may make business, operational, financial, legal or regulatory decisions that we do not agree with, and the risk that we may have objectives that differ from those of the applicable business itself or its other shareholders. In addition, OPC’s CPV business holds minority interests in most of its operations. Our ability to control the development and operation of these investments may be limited, and we may not be able to realize some or all of the benefits that we expect to realize from these investments. For example, we may not be able to cause these businesses to make distributions to us in the amount or at the time that we may need or want such distributions.

In addition, we rely on the internal controls and financial reporting controls of our businesses and any failure by our businesses to maintain effective controls or to comply with applicable standards could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements requires the prompt receipt of financial statements that comply with applicable accounting standards and legal requirements from each of our subsidiaries and associated companies, some of whom rely on the prompt receipt of financial statements from each of their subsidiaries and associated company. Additionally, in certain circumstances, we may be required to file with our annual report on Form 20-F, or a registration statement filed with the SEC, financial information of associated companies which has been audited in conformity with SEC rules and regulations and relevant audit standards. We may not, however, be able to procure such financial statements, or such audited financial statements, as applicable, from our subsidiaries and associated companies and this could render us unable to comply with applicable SEC reporting standards.

Our businesses are leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2022:

•	OPC had $1,163 million of outstanding indebtedness, including $159 million of outstanding indebtedness at the CPV level, and

•	ZIM had outstanding indebtedness (mostly lease liabilities) of approximately $4.3 billion;

In addition, we understand that Qoros continues to have significant external loans and borrowings of RMB 2,734 million (approximately $406 million), all of which we understand is in default and has been accelerated, and we believe significant loans and other advances from parties related to the Majority Shareholder still remain outstanding.

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

If any of our businesses are unable to repay or refinance their indebtedness as it becomes due, or if they are unable to comply with their covenants, they may decide to sell assets or to take other actions, including (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on their indebtedness. As a result, the ability of our businesses to withstand competitive pressures and to react to changes in the various industries in which we operate could be impaired. A breach of any of our businesses’ debt instruments and/or covenants could result in a default under the relevant debt instruments, which could lead to an event of default. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, the relevant business may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of that business for us. Furthermore, the acceleration of any obligation under certain debt instrument may permit the holders of other material debt to accelerate their obligations pursuant to “cross default” provisions, which could have a material adverse effect on our business, financial condition and liquidity.

As a result, our businesses’ leverage could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We face risks in relation to the agreement to sell all of Kenon’s remaining interest in Qoros.

In 2018, the Majority Shareholder acquired 51% of Qoros from Kenon and Chery pursuant to transactions that resulted in Kenon’s interest being reduced to 24% of Qoros. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e., 12%) to the Majority Shareholder. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%.

In April 2021, Kenon’s subsidiary Quantum (which holds Kenon’s share in Qoros) entered into an agreement with the Majority Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $245 million). The agreement provided that a deposit of 5% was due July 30, 2021 and that the purchase price would be payable in installments from September 2021 through March 31, 2023. Neither the deposit nor any of the installments have been paid. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission (“CIETAC”). The proceedings are ongoing.

In connection with the payment delay, Quantum had the right to exercise a put option over its remaining shares, and it has exercised this put option. As a result, the Majority Shareholder is now required to assume Quantum’s obligations relating to Quantum’s pledge of its remaining shares in Qoros. Baoneng Group has provided a guarantee of the Majority Shareholder’s obligations under its agreement to purchase Kenon’s remaining interest in Qoros. This guarantee provides for a number of obligations, including the obligation for Baoneng Group to reimburse Kenon in the event Quantum’s shares are foreclosed upon. Baoneng Group is required to deposit an amount sufficient in escrow to ensure sufficient collateral to avoid the banks foreclosing the Qoros shares pledged by Quantum. Baoneng Group has failed to do so after Kenon made a demand in the fourth quarter of 2021, and in November 2021, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by the Majority Shareholder. The court proceedings are ongoing. Kenon has obtained an order freezing certain assets of Baoneng Group in connection with the litigation pursuant to a court order. There is no assurance as to the outcome of these proceedings, which could affect Kenon’s ability to realize any value in respect of Kenon’s remaining shares in Qoros. In 2021, Kenon wrote down the value of Qoros to zero.

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

Through our businesses, we have facilities and generate costs and revenues in a number of geographic regions across the globe. As a result, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than the U.S. Dollars. The predominance of certain currencies varies from business to business, with many of our businesses generating revenues or incurring indebtedness in more than one currency. For example, most of ZIM’s revenues and a significant portion of its expenses are denominated in the U.S. Dollars. However, a material portion of ZIM’s expenses are denominated in local currencies. In addition, OPC is subject to exchange rate fluctuations in its operations in Israel, and a portion of its PPAs and its supply arrangements are determined by reference to the NIS to USD exchange rate. Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate, including as a result of the following factors: (i) OPC’s investment in CPV which operates in the U.S., (ii) the expected investment in CPV’s new and existing project backlog and pipelines and (iii) the IEC electricity tariff being partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars. In general, decline in the exchange rate of the U.S. Dollar is expected to have an adverse effect on OPC in the long term or on OPC’s U.S. Dollar investments. From time to time, and in accordance with its business considerations, OPC uses currency forwards. However, there is no certainty as to the reduction of the exposure to exchange rates under such currency forwards, and OPC incurs costs in respect of those forwards.

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

Certain of our businesses’ indebtedness bears interest at variable, floating rates. In particular, some of this indebtedness is in the form of Consumer Price Index (the “CPI”)-linked, NIS-denominated bonds. We, or our businesses, may incur further indebtedness in the future that also bears interest at a variable rate or at a rate that is linked to fluctuations in a currency in the form of other than the U.S. Dollar. Although our businesses attempt to manage their interest rate risk, there can be no assurance that they will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates or changes in the CPI that are greater than changes anticipated based upon historical trends could have a material adverse effect on our or any of our businesses’ business, financial condition, results of operations or liquidity.

Risks Related to the Industries in which Our Businesses Operate

Conditions in the global economy, and in the industries in which our businesses operate in particular, could have a material adverse effect on us.

The business and operating results of each of our businesses are affected by worldwide economic conditions, particularly conditions in the energy generation and shipping industries in which our businesses operate. The operating results and profitability of our businesses may be adversely affected by slower global economic growth, credit market crises, lower levels of consumer and business confidence, downward pressure on prices, high unemployment levels, reduced levels of capital expenditures, fluctuating commodity prices (particularly prices for electricity, natural gas, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, increased import and export tariffs and other forms of trade protectionism, geopolitical events such as the Ukraine invasion and other challenges affecting the global economy. Volatility in global financial markets and in prices for oil and other commodities and geopolitical events could result in a deterioration of global economic conditions which could impact our business and could lead to deterioration of business, cash flow shortages, or difficulty in obtaining financing.

In addition, the business and operating results of each of our businesses have been and may continue to be adversely affected by the effects of a widespread outbreak of contagious disease, including the COVID-19 outbreak, which has and could continue to adversely affect the economies and financial markets of many countries, which has had and could continue to have an adverse effect on our businesses. Further outbreaks and spread and new variants of COVID-19 could cause additional quarantines, reduction in business activity, labor shortages and other operational disruptions.

Furthermore, the Russian invasion of Ukraine has led to and is expected to continue to lead to disruption, instability and volatility in global markets and industries. Our business could be negatively impacted by such conflict. The U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect our business.

We are exposed to interest rate risk because we and our businesses depend on debt financing to finance our projects. Additionally, due to recent increases in inflation, certain governmental authorities responsible for administering monetary policy have recently increased, and are likely to continue to increase, applicable central bank interest rates. For example, U.S. Federal Reserve raised various interest rates during 2022 including US Federal Reserve Interest on Reserve Balances to 4.4% effective December 15, 2022. An increase in the benchmark rate would result in an increase in market interest rates. An increase in interest rates could make it difficult for us and our businesses to obtain future financing or service existing one on favorable terms, or at all, and thus reduce revenue and adversely affect our operating results. An increase in interest rates could lower our or our businesses’ return on investments or make alternative investments more attractive relative to our businesses products and services, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our services, which could reduce our businesses’ revenue and gross margin and adversely affect our operating results. Our interest expense would increase to the extent interest rates rise in connection with our variable interest rate borrowings. If in the future we have a need for significant borrowings and interest rates increase, our cost of capital would increase which may lower our margins. Conversely, lower interest rates have an adverse impact on our interest income.

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. Slower growth or deterioration in the global economy (as a result of current volatility in global markets, the COVID-19 outbreak and measures taken to contain this COVID-19, a continuation or worsening of the Russian invasion of Ukraine and measures taken in response to that action, trade protectionism and commodity prices, or otherwise) could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses’ operations expose us to risks associated with conditions in those markets where they operate.

Through our businesses, we operate and service customers in geographic regions around the world which exposes us to risks, including:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	unfavorable changes in regulated electricity tariffs;

•	trade protection measures, import or export restrictions, licensing requirements;

•	increased costs and risks of developing, staffing and simultaneously managing a number of operations across a number of countries as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	adverse tax developments;

•	geopolitical events such as military actions;

•	changes in the general political, social and/or economic conditions in the countries where we operate; and

•	the presence of corruption in certain countries.

If any of our businesses are impacted by any of the aforementioned factors, such an impact could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We require qualified personnel to manage and operate our various businesses.

As a result of our decentralized structure, our businesses require a number of qualified and competent management to independently direct the day-to-day business activities of each of our businesses, execute their respective business plans, and service their respective customers, suppliers and other stakeholders, in each case across numerous geographic locations. Our businesses must be able to retain employees and professionals with the skills necessary to understand the continuously developing needs of our customers and to maximize the value of each of our businesses. Changes in demographics, training requirements and/or the unavailability of qualified personnel could negatively impact the ability of each of our businesses to meet these demands. If any of our businesses fail to train and retain qualified personnel, or if they experience excessive turnover, we may experience declining sales, production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs and other difficulties, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Raw material shortages, supplier capacity constraints, production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs and adversely impact the competitive positions of the products and/or services of our businesses.

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas for OPC, solar panels for CPV Group, wind turbines for CPV Group and bunker for ZIM), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited- or sole-source suppliers. For more information on the risks relating to supplier concentration in relation to OPC, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC depends on infrastructure, securing space on the grid and infrastructure providers.”

A disruption in deliveries from these and other third-party suppliers, contract manufacturers or service providers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities, including as a result of the Russian invasion of Ukraine and measures taken in response to that action, the COVID-19 outbreak and measures taken to contain COVID-19 or catastrophic events or global inflation, could have an adverse effect on the ability of our businesses to meet their commitments to customers or could increase their operating costs. Our businesses could encounter supply problems and may be unable to replace a supplier that is not able to meet their demand in either the short- or the long-term; these risks are exacerbated in the case of raw materials or component parts that are sourced from a single-source supplier. Furthermore, quality and sourcing issues experienced by third-party providers can also adversely affect the quality and effectiveness of our businesses’ products and/or services and result in liability and reputational harm that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of December 31, 2022, OPC employed 150 employees in Israel and, 131 employees in the United States and ZIM employed 6,530 employees. Our businesses have experienced and could experience strikes, industrial unrest, work stoppages or labor disruptions. Any disruptions in the operations of any of our businesses could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage or other disruption at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available.

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

Cyber security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our and our business’ information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information. In addition, any system failure, accident or security breach could result in business disruption, unauthorized access to, or disclosure of, customer or personnel information, corruption of our data or of our systems, reputational damage or litigation. We or our operating companies may also be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties. These cyber security threats are constantly evolving. The COVID-19 pandemic and the resulting reduced staff in in offices and increased reliance on remote access for employees have increased the likelihood of cyber security attacks. We, therefore, remain potentially vulnerable to additional known or yet unknown threats, as in some instances, we, our businesses and our customers may be unaware of an incident or its magnitude and effects. Should we or any of our operating businesses experience a cyber-attack, this could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operations.

Risks Related to Legal, Regulatory and Compliance Matters

We, and each of our businesses, are subject to legal proceedings and legal compliance risks.

We are subject to a variety of legal proceedings and legal compliance risks in every part of the world in which our businesses operate. We, our businesses, and the industries in which we operate, are periodically reviewed or investigated by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Changes in laws or regulations could require us, or any of our businesses, to change manners of operation or to utilize resources to maintain compliance with such regulations, which could increase costs or otherwise disrupt operations. Changes in trade policies and or changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, sanctions, tariffs and other trade barriers and price or exchange controls, could affect our businesses in such markets, impact our profitability and or our ability to repatriate profits, and may expose us or any of our businesses to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights.

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

The U.S. Investment Company Act of 1940 (the “Investment Company Act”) regulates “investment companies,” which includes, in relevant part, issuers that are, or that hold themselves out as being, primarily engaged in the business of investing, reinvesting and trading in securities or that are engaged, or propose to engage, in the business of investing, reinvesting, owning, holding or trading in securities and own, or propose to acquire, investment securities (as defined in the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Pursuant to a rule adopted under the Investment Company Act, notwithstanding the 40% test described above, an issuer is excluded from the definition of investment company if no more than 45% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of the issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than (i) U.S. government securities, (ii) securities issued employees’ securities companies, (iii) securities issued by majority-owned subsidiaries of the issuer that are not investment companies and not relying on certain exclusions from the definition of investment company and (iv) securities issued by companies that are not investment companies and are controlled primarily by the issuer through which the issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities. We do not believe that we are subject to regulation under the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through majority owned and primarily controlled subsidiaries. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, maintaining such status may impose limits on our operations and on the assets that we and our subsidiaries may acquire or dispose of. If, at any time, we meet the definition of investment company, including as a result of a company in which we have an ownership interest ceasing to be majority owned or primarily controlled, including as a result of dispositions or dilution of interests in majority owned and primarily controlled subsidiaries, we could, among other things, be required to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, which could have an adverse effect on us and the market price of our securities. If we were to be deemed an “inadvertent” investment company, we may seek to rely on Rule 3a-2 under the Investment Company Act, which provides that an issuer will not be treated as an investment company subject to the provisions of the Investment Company Act provided the issuer has the requisite intent to be engaged in a non-investment business, evidenced by the issuer’s business activities and an appropriate resolution of the issuer’s board of directors, during a one year cure period.

The Investment Company Act contains substantive legal requirements that regulate the manner in which an “investment company” is permitted to conduct its business activities. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. In any case, the U.S. Investment Company Act of 1940 generally only allows U.S. entities to register. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business in the United States or offering and selling securities in the United States or to U.S. persons, unable to comply with our reporting obligations in the United States as a foreign private issuer, subject to the delisting of the Kenon shares from the NYSE, and subject to criminal and civil actions that could be brought against us, any of which would have a material adverse effect on the liquidity and value of the Kenon shares.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act (the “FCPA”), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen substantial anti-bribery law enforcement activity, with aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. We operate, through our businesses, in some parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in construction and energy production, they are often subject to increased scrutiny by regulators. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity. We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, our post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

We could be adversely affected by international sanctions and trade restrictions.

We have geographically diverse businesses, which may expose our business and financial affairs to political and economic risks, including operations in areas subject to international restrictions and sanctions. Legislation and rules governing sanctions and trade restrictions are complex and constantly evolving. Moreover, changes in these laws and regulations can be unpredictable and happen swiftly. Part of our global operations necessitate the importation and exportation of goods and technology across international borders on a regular basis. From time to time, we, or our businesses, may receive information alleging improper activity in connection with such imports or exports. Our policies mandate strict compliance with applicable sanctions laws and trade restrictions. Nonetheless, our policies and procedures may not always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject us to civil or criminal penalties, including material monetary fines, denial of import or export privileges, or other adverse actions. The occurrence of any of the aforementioned factors could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to OPC’s Israel Operations

OPC’s profitability depends on the EA’s electricity rates.

Since the price of electricity for OPC’s customers is directly affected by the electricity generation component tariff, and this is the basis of linking the price of natural gas pursuant to gas purchase agreements, OPC is exposed to changes in the electricity generation component. Decrease in the electricity tariffs and changes in the tariff structure or related components, such as structure of demand time clusters published by the EA, and specifically the tariff of the generation component, may have a material adverse effect on OPC’s profits and operating results. For example, changes in the electricity generation component (including changes in the structure of the electricity generation component), which is published by the EA (which may be caused by various factors, including changes in exchange rates, the cost of IEC’s fuels, changes in the attribution of costs to the generation component or system costs), will impact OPC’s revenues from sales to private customers and the cost of sales arising from its activity. This is because the price of electricity stated in the agreements between OPC and its customers is directly affected by the generation component, and the generation component serves as the basis for linking the natural gas price under the gas purchase agreements.

Furthermore, the gas price formula set in the gas agreements of OPC is linked to the electricity generation component and is subject to the Minimum Price. The total original financial amount of the agreements was estimated at $1.3 billion for OPC-Rotem and OPC-Hadera (assuming they consume the total basic quantity under the original agreements, and in accordance with the gas price formula, and depends mainly on the electricity generation component and the gas consumption quantity). Therefore, when the gas price is equal to or lower than the Minimum Price, reductions in the generation component will not cause a reduction in the cost of natural gas consumed by OPC-Rotem and OPC-Hadera. Such reductions will reduce the profit margins and will have an adverse effect on OPC’s profits.

OPC is subject to changes in the electricity market and technological changes.

Most of OPC’s electricity and energy generation and supply activities are carried out using conventional technologies. As a result of the acquisition of CPV, OPC now has generation activity in which renewable energy is used to generate electricity, mainly in projects under development and construction. OPC is working to expand its renewable energy activities in Israel and the United States, including through carbon capturing technologies. A delay or failure to adopt new production technologies, as well a failure to manage and lead internal organizational innovation processes or to adjust the transactions to the developments in the supply chain, may lead to OPC missing out on business opportunities and impair the prospect of positioning itself as a leader in the industry, or to a decrease in its market share. The introduction of renewable energies may lead to decreased generation using conventional energy (e.g., through OPC’s production facilities), including reduction of production operations at the OPC-Rotem power plant. The increasing preference to use renewable energies by OPC’s consumers may have adverse effect on the demand for OPC’s products and its results.

OPC is leveraged and may be unable to comply with its financial covenants and undertakings under its financing agreements (including equity subscription agreements), or meet its debt service or other obligations.

As of December 31, 2022, OPC had $1,163 million of total outstanding consolidated indebtedness. The debt instruments to which OPC and its operating companies are party to require compliance with certain covenants and limitations, including:

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

For example, the deeds of trust for OPC’s debentures and the financing agreements of OPC include undertakings to comply with certain financial covenants and various other undertakings to debentures holders and/or the financing entities. Interest rates may also increase, resulting tin downgrading of rating or failure to comply with financial covenants. In addition, distributions may be subject to compliance with certain financial covenants (including the repayment of shareholders’ loans). Financing agreements may impose certain restrictions in connection with change of control in OPC, expiry of licenses, termination or change of material agreements, etc. Failure to comply with such covenants or the occurrence of any of the events set out in the agreements may restrict distributions by OPC, increase finance costs, advance the transfer of funds to financing entities, raise the collateral or equity, or trigger demand by the lenders for immediate repayment and realization of collateral, including guarantees provided by OPC. Immediate repayment demands or collateral realization or debt collection procedures may have an adverse effect on OPC’s activity and results of operations (including due to inclusion of cross-default provisions in OPC’s financing agreements).

OPC may be face restrictions on receiving credit.

OPC may be limited as to the amount of credit it may receive in Israel due to regulatory restrictions placed on financial institutions on the amount of loans that Israeli banks are permitted to grant to single borrowers or groups of borrowers, which may result in limitations to the amount of loans that they are permitted to grant to OPC.

OPC may not achieve its environmental, social, and governance (the “ESG”) goals or meet and comply with emerging ESG expectations and regulations.

In recent years, there has been an increase in investors and other stakeholders’ awareness of the climate and environmental effects of various activities in various jurisdictions around the world, including Israel. In addition, there has been an increase in the imposition of provisions related to the above areas under new regulations.

Under the trend, existing and potential investors and other stakeholders take into account ESG considerations relating to environmental, social and corporate governance aspects as part of their investment and business policies, including in relation to the provision of credit. This trend may manifest itself in various ways, including various stakeholders refraining from making investments in the field of natural gas, difficulty in obtaining credit, increase in finance costs, difficulty in recruiting employees, etc. These trends may have an adverse effect on OPC’s business and financial position, including restricting OPC’s ability to implement its growth plan, impairment of assets, increase in the price of debt, erosion of OPC’s value, or an adverse effect on OPC’s positioning in its areas of activity.

OPC’s operations in Israel are significantly influenced by regulations.

OPC is subject to significant government regulation in Israel. See “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” OPC is therefore exposed to changes in these regulations as well as changes to regulations applicable to sectors that are associated with the company’s activities. Regulatory changes may have an adverse effect on OPC’s activity in Israel and results or on its terms of engagement with third parties, such as its customers and suppliers, including natural gas suppliers, such as the Tamar Group. Furthermore, these processes might lead to delays in obtaining permits and licenses, the imposition of monetary sanctions, the filing of criminal indictments or the instigation of administrative proceedings against OPC and its management, and damage to OPC’s reputation. In the coming years, OPC expects frequent regulatory changes in the industry, including in relation to the private electricity market in Israel, which is a new and developing market based on the Israeli government’s goals and development of incentives and renewable energies in Israel and worldwide. Regulatory changes may impact the power stations owned by OPC or the power stations that it intends to develop, including the economic feasibility of establishing new power stations. Such regulatory arrangements may apply pursuant to competition laws or to promote competition.

Furthermore, OPC’s activity is subject to legislation and regulation whose objective is to protect the environment and to reduce damages from environmental nuisances by, among other things, imposing restrictions on noise, emission of pollutants, and treatment of hazardous substances. Failure by OPC to identify a new or revised legislation, inadequate interpretation of the provisions of the law, failure to apply controls and monitor the implementation of and compliance with the provisions of the applicable law and regulations, including the terms of licenses, failure to obtain permits or licenses or non-renewal of licenses or stricter licensing terms, imposition of stricter regulations to independent power producers or failure to comply with such regulations may lead to OPC’s incurring expenses or being required to make significant investments or may have a material adverse effect on OPC’s results. Furthermore, adoption and implementation of ESG (environmental, social and corporate governance goals) objectives set by various organizations, voluntarily or pursuant to new regulatory provisions, may expose OPC to additional requirements or, in the event of failure to comply with the foregoing goals, to restrictions on obtaining investments and credit, and impair the positioning of its status in its areas of operations.

Additionally, OPC requires certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. For example, in November 2017, OPC-Rotem applied to the EA to obtain a supply license. In February 2018, the EA responded that OPC-Rotem needs a supply license to continue selling electricity to customers and that the license will not change the terms of the PPA between OPC-Rotem and the IEC (which will be assigned by IEC to the System Operator). In February 2023, the EA proposed a resolution (as described below) to, among other things, grant a supply license to OPC-Rotem. The award of the license has not yet been completed (including the terms for its award). Given that OPC -Rotem power plant is a material asset of OPC, failure to obtain a supply license for OPC Rotem and to establish supplementary arrangements would have material adverse effects on its operations. There is no assurance regarding the receipt of the license and the terms of such a license if granted. If OPC-Rotem does not receive a supply license, or if the supply license that is obtained has terms that are inferior to those of relevant competitors, or if resolutions are imposed which limit the ability to sell without suitable complementary arrangements, OPC’s activity in the area of electricity sale and trade in Israel and the results of OPC’s operations may be adversely impacted.

In February 2020, the EA issued standards regarding deviations from consumption plans submitted by private electricity suppliers, which became effective on September 1, 2020. See “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” The EA had stated that this regulation will apply to OPC-Rotem after supplementary arrangements have been determined for OPC-Rotem. On February 19, 2023, the EA published a proposed resolution in respect of OPC-Rotem on the application of criteria regarding deviation from a consumption plan, and the application of the complementary arrangements and criteria required for that purpose (in this subsection - the “Proposed Resolution”). According to the publication, the Proposed Resolution aligns, in many respects, the regulation applicable to OPC-Rotem with that applicable to generation facilities that are allowed to enter into bilateral transactions, and thereby should enable OPC-Rotem to operate in the energy market in a similar and equal manner to that of other generation facilities that are allowed to conduct bilateral transactions.

The Proposed Resolution includes, among other things, the following arrangements: (i) further criteria regarding supply, including criteria regarding deviation from a consumption plan and criteria in connection therewith will be added to Transmission and Backup Appendix (the “Appendix O”) to OPC-Rotem’s original PPA with IEC; and (ii) application of criteria to OPC-Rotem in connection with generation (instead of the arrangements by virtue of OPC-Rotem’s original PPA with IEC), including arrangements that apply to other producers that enter into bilateral transactions, until those criteria are canceled as part of the application of the market model that will apply to OPC-Rotem upon its effective date. As to the quotes to reduce the available capacity used to execute private transactions, the Proposed Resolution notes that at this stage, the existing status will prevail, including that the quotes to reduce load will reflect the generation cost of the generation unit as set out in the existing agreement. According to the Proposed Resolution, if circumstances change to a material extent, including, among other things, due to the integration of renewable energies in the grid in general and in the region covered by the power plant in particular, the EA will reassess the quote for reduction of load in order to fairly reflect the cost of load reduction. This will be done taking into account, among other things, the terms of the gas agreements, the operating costs, and the capacity changes occurring due to the changes to the operation regime. Subject to setting a regulated quote for all of the quote components set in the criterion, OPC-Rotem will be awarded a supply license with wording similar to that of other independent suppliers, subject to the terms for receipt of a supply license, among other terms. As part of the proposed amendment in relation to the complementary arrangements, OPC-Rotem will be awarded a supply license that will allow it to purchase energy and capacity from other producers, and also sell capacity and energy to other suppliers. This option will allow OPC-Rotem to mitigate its risks regarding capacity deviations in a reasonable manner similar to the way other producers and suppliers in the market mitigate that risk.

The implementation of the resolution, including OPC-Rotem’s filing of an application for a supply license, constitutes a consent by OPC-Rotem of application of the above-mentioned regulation in its entirety, and also constitutes a waiver in respect of any claim in connection with the 2002 tender won by OPC-Rotem, and all of its appendices, following which OPC-Rotem’s original PPA with IEC was signed.

In accordance with the Proposed Resolution, the commencement date will be April 1, 2023.

The Proposed Resolution has not yet been given the status of a final resolution. OPC assesses the particulars of the Proposed Resolution, and there is no certainty as to the final arrangements that will be set, if any. That is, the award of the license has not yet been completed (including the terms of its award). If such supply license is not obtained, or if the supply license that is obtained has terms that are inferior to those of relevant competitors, or if resolutions are imposed which limit OPC-Rotem’s ability to sell without suitable complementary arrangements, OPC’s activity in the field of electricity sale and trade in Israel and the results of OPC’s operations may be adversely impacted.

OPC believes, the Proposed Resolution, if passed and as derived from the final arrangements, may reduce the uncertainty as to the arrangements applicable to OPC-Rotem and allow OPC-Rotem to operate under a supply license, as is the case of other relevant private producers. Furthermore, the grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet’s compliance with conditions set by law. If Tzomet is unable to obtain the permanent generation license in time or at all, this may result in the project not being completed in time or at all, and therefore have a material adverse effect on OPC’s business, financial condition and results of operations. See “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC faces limitations under Israeli law in connection with the expansion of its business.”

OPC faces risks relating to PPAs, the System Operator and the IEC.

OPC has agreed to purchase minimum quantities in its gas supply agreements

In accordance with the OPC-Rotem gas agreements, OPC-Rotem is required to consume minimum quantities of gas as defined by the parties to the agreement (a “take or pay” undertaking). Cause for failure to withdraw the minimum quantities of gas (the “Low Gas Consumption”) may include, among other things, an operative malfunction as a result of which it would be impossible to generate electricity, or a material decrease in OPC-Rotem and OPC-Hadera’s generation needs, including due to lower generation quantities prescribed by the System Operator. In the past two years, there was an increase in the volume of generation reductions in OPC-Rotem at the instruction of the System Operator. Acquisition of gas in quantities lower than what is required under the contractual obligation may expose OPC-Rotem to additional payments obligations.

Similar to OPC-Rotem, OPC-Hadera is required to consume minimum quantities of gas as defined by the parties to the gas supply agreements. As of December 31, 2022, OPC-Hadera consumed gas quantities that exceeded the minimum quantities. However, in the event of a malfunction or a decrease in its electricity generation needs, OPC-Hadera may consume less than the minimum gas quantities. Low Gas Consumption exposes OPC-Hadera to payment of penalties as set out in the natural gas supply agreements. Such an exposure is not covered by OPC’s insurance policy.

Following the commercial operation date of the Karish Tanin Reservoir, the total take or pay obligation to Energean Israel Ltd. (“Energean”) and Tamar by OPC-Rotem and OPC-Hadera is expected to be higher than current obligation. Therefore, the above risk may increase. However, the quantity of gas in the abovementioned gas supply agreements are expected to meet the gas requirements of all power plants in Israel.

Disputes between OPC-Rotem, IEC and the System Operator

In connection with OPC-Rotem PPA, the IEC and System Operator and OPC-Rotem have certain open issues, including contentions regarding past netting in respect of the energy purchase cost for OPC-Rotem customers in a case of a load reduction of the power plant by the System Operator, and collection differences due to a failure to transfer meter data from 2013 through 2015, in amounts that are immaterial to OPC. In addition, the IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by OPC-Rotem during performance of tests. OPC-Rotem’s position regarding the matters raised by IEC is different, and the parties are currently negotiating with the aim of reaching agreements. In March 2022, a settlement agreement was signed between OPC-Rotem and IEC, under which OPC-Rotem paid IEC a total of NIS 5.5 million to the IEC in respect of past disputes and certain other matters. The agreement does not constitute a settlement or waiver of the claims regarding other existing or future open issues, including in relation to current open issues under dispute with the System Operator, IEC and OPC-Rotem which have not yet been resolved.

Furthermore, the System Operator and IEC also dispute application of the EA’s decision with respect to deviations from OPC-Rotem’s consumption plans. In 2021, the System Operator notified OPC-Rotem of sale of energy to end-consumers in excess of the generation capacity of OPC-Rotem’s power plant which deviates from the provisions of the PPA agreement between OPC-Rotem and IEC. OPC-Rotem was also informed that the System Operator disputes OPC-Rotem’s position as to the applicability of Appendix O including as to OPC-Rotem’s electricity sale options. According to Appendix O, among other things, the IEC must supply transmission and backup services to OPC-Rotem and its consumers in connection with private transactions between OPC-Rotem and its customers, and thereby set the tariffs to be paid by OPC-Rotem to the IEC for these services. In addition, Appendix O regulates the sale of surplus energy to the IEC and the purchase of electricity from the grid by the OPC-Rotem power plant and sets forth the relevant rates. OPC-Rotem disputes System Operator’s claims. The matter is expected to be affected by complementary arrangements that are to be set by the EA.

As of March 19, 2023, there is no certainty as to the terms of the final regulations that will be decided upon, or whether the disputes will be resolved at all. If such disputes are not settled between the relevant parties, this may have an adverse effect on OPC. Furthermore, the loading of the power plant is carried out in accordance with the directives of the System Operator, and OPC-Rotem also sells surplus electricity to the System Operator. Load declines or a decline in sales to the System Operator may have an adverse effect on OPC-Rotem’s results. As part of the proposed resolution of the EA, the authority is demanding that OPC enter into non-mutual waivers of claims involving entities related to OPC-Rotem.

Unavailability of the power plants in accordance with the PPAs

Unavailability of OPC’s power plants as required in accordance with the terms of the PPAs may expose OPC to excess payments or breach of their obligations or detract from their ability to benefit from the arrangements that apply to them.

Engagement in new PPAs and renewal of existing PPAs

Most of the energy sold by OPC in Israel is sold to private customers under PPAs for defined periods. When the PPAs signed by OPC expire, OPC will need to sign new PPAs with other customers or renew the existing PPAs. There is no certainty that OPC will be successful in entering into new PPAs or renewing existing PPAs upon their expiry, nor is there certainty that the new or renewed PPAs will have terms as favorable as those of the expired PPAs, due to, among other things, changes in market conditions and an increase in competition among suppliers. If OPC fails to renew or enter into new PPAs with terms and conditions that are favorable for OPC, its operating results may be adversely affected.

OPC faces limitations under Israeli law in connection with the expansion of its business.

Existing regulation, such as antitrust laws, regulations under the Israeli Law for Promotion of Competition and Reduction of Concentration, enacted in 2013 (the “Market Concentration Law”) or regulations under the Israeli Electricity Sector Law, 5756-1996 (the “Electricity Sector Law”) with respect to holding generation licenses may lead to restrictions, including restrictions on maximum capacity, which may limit the expansion of OPC’s activity in Israel.

According to the Market Concentration Law, when issuing and determining the terms of certain rights, including the right to an electricity generation license under certain circumstances, the regulator must consider the promotion of competition in the relevant industry sector and the Israeli economy generally. If the right is on the list of rights that may have a material impact on competition, the regulator must consult with the Israel Antitrust Commissioner regarding sector concentration. Kenon, OPC, and OPC’s subsidiaries are considered concentration entities under the Israel Corporation group for purposes of sector-specific and economy-wide concentration. The list of concentration entities also includes Mr. Idan Ofer, who is the beneficiary of entities that indirectly hold a majority of the shares in Kenon, and includes a list of other entities which may be affiliated with Mr. Idan Ofer, including ZIM. With respect to economy-wide concentration, this may affect OPC’s or its subsidiaries’ ability to receive a generation license if it involves the construction and operation of power plants exceeding 175 MW. For example, in August 2017, the Israel Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration, or the Concentration Committee, recommended to the EA not to grant a conditional license for the Tzomet project. The conditional license was eventually approved after OPC and the Idan Ofer group had complied with certain conditions agreed with the Concentration Committee, including the completion of the sale of the Idan Ofer group’s shares in Reshet Media Ltd. in April 2019. Therefore, OPC’s expansion activities and future projects have been and could in the future be limited by the Market Concentration Law.

As of March 19, 2023, the capacity set in the generation licenses (in accordance with conditional and permanent generation licenses) of entities, which are considered related parties of OPC, is deemed to be held by a single “person.” The held capacity attributed to OPC under the Market Concentration regulations is approximately 1,500 MW. Furthermore, in accordance with the relevant regulation, a stake of 5% or more in OPC or its Israeli investees (including Veridis’ holdings in OPC Israel) may attribute to OPC the capacity set in the licenses of the holder of such a stake (or its shareholders). Therefore, the held capacity attributed to OPC (plus the capacity attributed to entities that may be considered related parties for that purpose) may constitute a barrier and prevent OPC from making certain purchases (including participating in the IEC Reform tenders) or executing certain projects, thereby limiting OPC’s ability to expand its activity in Israel. Furthermore, as of March 19, 2023, OPC is included in the list of concentrated entities, and accordingly is subject to the restrictions applicable to concentrated entities and significant non-financial corporations.

Following the Israeli Government’s electricity sector reform, the Israel Competition Authority issued regulations for sector concentration consultation in such sale process. The regulations were published under a temporary order and are in effect for three years until November 30, 2024. The purpose of the regulations is to promote competition in the generation segment of the electricity sector. According to regulations, a person will not be granted a generation license or approval in accordance with Sections 12 or 13 of the Electricity Sector Law upon existence of one of the following: (i) following the issuance, the person will hold generation licenses or connection commitment for gas-fired power plants the total capacity of which exceeds 20% of the planned capacity for this type of power plant. As of March 19, 2023, the planned capacity for 2024 for gas-fired power generation units is 16,700 MW; (ii) after the allocation, the person will hold generation licenses or connection commitment for more than one power plant using pumped storage technology; (iii) after the allocation, the person will hold generation licenses or connection commitment for wind-powered power plants where the total capacity exceeds 60% of the planned capacity for this type of power plant, which 730 MW for 2024. Also according to the regulations, notwithstanding the above, the EA may grant such a generation license or approval on special grounds that shall be recorded (after consultation with the Israel Competition Authority) and for the benefit of the electricity sector. Furthermore, the EA may refrain from granting a generation license or from approving a connection to the grid if it believes that the allocation is likely to prevent or reduce competition in the electricity sector after taking into account additional considerations, including the impact of holdings of a person in other generation licenses that do not constitute a holding of a right as defined in the regulations, the impact of joint holdings in companies with a holder of other rights, as well as the impact of holdings of a person in holders of licenses that were granted under the Natural Gas Market Law. These regulations may impose limitations on OPC’s ability to expand its business in Israel. As of March 19, 2023, the aggregate MW currently attributable to OPC as well as Israel Chemicals Ltd., as a party with generation licenses that are related to OPC, is approximately 1,500 MW (including the Kiryat Gat Power Plant, subject to the completion of its acquisition), based on OPC’s assessment.

OPC may not be able to enter into new markets, complete the merger process of, or integrate, acquired operations.

Expanding OPC’s activity into other markets and geographic regions involves risk factors, which are specific to those markets, including local regulations and the economic and political situation in those markets. Also, operating in other markets depends on various factors, including knowledge of the market, identifying transactions that will suit OPC, conducting due diligence studies, recruiting suitable employees and securing any required financing. Failure of one or more of the foregoing factors may adversely affect the success of projects in such markets and OPC’s operations and results. Furthermore, completion of the integration of significant new operations into the existing operations may involve failure of certain processes, including control and information flow processes, assimilation of management processes, assimilation of the format for financial reporting, completion of the successful absorption of the new operations and relevant human resources, as well as OPC’s understanding of the market in which the acquired activity operates and the integration of its business strategy and development plans. The regulatory environment or other limitations or restrictions in such jurisdictions may restrict OPC’s ability to expand its business in such other jurisdictions. Failure of one or more of the foregoing factors may adversely affect the realization of the potential of the acquired activity.

OPC’s projects may not be wholly owned by OPC.

In addition, OPC does not hold and/or will not hold all the rights to all of OPC’s projects (including - OPC Israel, Gnrgy, OPC Power and projects of CPV Group), including future projects. A less than 100% stake in projects might restrict OPC’s flexibility when conducting its activities, including entering into agreements with other holders of rights. It can also restrict OPC’s ability to fulfill all the advantages and freedom of action of exclusive ownership.

Changes in the CPI in Israel, interest rates, or exchange rates could adversely affect OPC.

OPC is exposed to changes in the CPI, directly and indirectly, due to the linkage of a substantial portion of its revenues to the generation tariff (which is partly affected by changes in the CPI) and to the CPI. Natural gas purchases are also affected by generation tariff (which is partly affected by changes in the CPI). OPC’s capital costs and investments are also affected by changes in the CPI. OPC is further exposed to changes in the CPI through OPC’s debentures (Series B) and some of the OPC-Hadera loans, which are CPI-linked. Generally, an increase in the CPI increases OPC’s liabilities and costs.

OPC is also exposed to changes in interest rates. Since OPC has interest bearing loans and obligations based on Prime or LIBOR interest plus a margin. An increase in variable interest rates may lead to an increase in OPC’s finance costs, and a hike in interest rates also increases projects’ discount rates (whether those projects are active, under construction or under development), and may make further development/acquisition of projects no longer economically viable, thereby slowing down OPC’s growth and causing impairment of assets and/or recording of impairment losses.

Further, OPC is exposed to changes in the exchange rate, mainly the U.S. Dollar to NIS exchange rate, both indirectly and directly, due to the linkage of a substantial portion of its revenues to the generation tariff (which is partly affected by changes in such exchange rate). Also, some of the natural gas purchases are either linked to the exchange rate and/or are denominated in U.S. Dollars, and are linked to the generation tariff and include floor prices. Although an appreciation of the U.S. Dollar increases the cost of natural gas purchased by OPC, an increase in the generation component may partially mitigate the exposure. However, since the generation component is usually updated once a year, there may be timing gaps between the effect of the U.S. Dollar’s appreciation on the current gas cost and its effect on OPC’s gross margin. Such timing difference may adversely affect OPC’s profitability and current cash flow in the short term. In the long term, an appreciation of the U.S. Dollar will lead to a higher generation tariff, and accordingly to higher revenues for OPC, but also to a simultaneous increase in gas costs, such that OPC’s profitability may be adversely affected. Furthermore, from time to time, OPC also enters into construction and maintenance contracts in various currencies, specifically the U.S. Dollar and Euro. With respect to OPC’s investment in CPV Group, which operates in the United States, and whose functional currency is U.S. Dollar, generally, a decrease in the exchange rate has an adverse effect on such dollar-denominated investment. On the other hand, an increase in the exchange rate of U.S. Dollar may trigger outflows to finance the investments (in NIS) expected under CPV Group’s backlog of projects under development in Israel.

In addition, from time to time, and in accordance with its business considerations, OPC uses currency forwards. However, there is no certainty as to the mitigation of the exposure to exchange rates under such currency forwards, and OPC may incur costs associated with such forwards.

If OPC or its businesses, including CPV, are unable to obtain necessary financing for development of projects or refinancing as required this could have a material adverse effect on OPC’s business, financial condition and results of operation.

As a group that is engaged in initiation, development and acquisition of power generation projects, OPC will need to raise large amount of money in the next few years in connection with execution of its strategic plans. OPC’s and its subsidiaries and associated companies’ financing agreements, including OPC’s debentures, restrict the amount of debt they are permitted to incur and provision of collateral to secure such debt. In addition, raising capital involves risks relating to the level of leverage and financing costs. High leverage exposes OPC and its subsidiaries and associated companies to inherent risks involved with leveraging and could have an adverse impact on their credit rating, operating results and businesses and on their ability to distribute dividends and/or to comply with the terms of the financing agreements, and could also involve provision of collateral or guarantees by OPC. Therefore, OPC may also be required to raise capital from investors (in addition to or instead of credit), both at the OPC level and/or at the level of its subsidiaries or associated companies. Raising capital could result in OPC shareholder dilution or the sale of OPC shares at a discount, as well as additional costs. There is no assurance that the amounts required will be raised under favorable terms or at all, and the ability to raise capital will depend on market conditions, the provisions of OPC’s and its subsidiaries and associated companies’ financing agreements and their debt structure, investors’ willingness to take part in capital raising (including OPC’s shareholders) and OPC’s operating results. Difficulties with securing the required financing and/or failure to maintain an optimal debt structure might have an adverse effect on the Company’s ability to execute its future strategic plans, its financial strength, its compliance with the terns of its financing agreement and its operating results An inability to raise the required financing and/or a failure to maintain an optimal debt/equity structure could harm OPC’s ability to execute its business plans, and have an adverse effect on its business, financial condition and results of operations. Failure to comply with the aforesaid conditions and restrictions may, among other things, have an adverse effect on the financing extended, increase the equity required for the project and consequently increase costs, delay or prevent the completion of the project, and have a material adverse effect on OPC.

Furthermore, certain project financing agreements of OPC (such as those of CPV, OPC-Hadera, Tzomet, and the planned agreement of the Kiryat Gat Power Plant) include various undertakings, including compliance with the terms of licenses and permits, performance and other conditions (including the terms attached to the withdrawal of facilities), and failure to comply with them may limit the volume of financing or distributions, and may also give rise to a demand to repay the financing. In addition, such agreements include conditions which, if met, will require the projects to transfer the cash flows to lenders, and provisions, under which the lenders’ consent is required to execute certain actions relating to the commercial outline, the projects’ activity or their holdings. Failure to comply with the aforesaid conditions and restrictions, or failure to obtain the lenders’ consent may, among other things, have an adverse effect on the financings to be extended (or establish grounds for the lenders to demand the repayment of the financing), increase the equity required for the project, lead to a demand to provide shareholders’ financial support and consequently increase costs, delay or prevent the completion of the project (if it is a project under construction), adversely affect the project’s commercial operation, delay or prevent the execution of certain measures and have a material adverse effect on OPC.

OPC is dependent on dividends from subsidiaries and associated companies.

OPC is a holding company, and OPC itself does not hold any independent power generation operation other than its investments in companies it owns. Therefore, OPC is dependent on cash flows from the subsidiaries and associated companies its owns (in the form of dividends or repayment of shareholder loans) in order to meet its various liabilities. OPC’s ability to receive such cash flows may be limited due to various factors, including operating results and restrictions placed on distributions under agreements with the financing entities of the project companies owned by OPC. A decrease in cash inflows from OPC-Rotem, OPC-Hadera, CPV and other future projects, or restrictions on OPC’s ability to receive those cash flows may have an adverse effect on OPC’s operating results and its ability to meet its liabilities.

OPC may be subject to instability in global market

Instability in global markets, including political or other instability due to various factors, as well as economic instability, including concerns about a recession or a slowdown in growth, might affect, among other things, the availability and prices of OPC’s raw materials, gas and electricity tariffs, the cost and availability of OPC’s workforce in the power plants, the availability and financial stability of its suppliers, and the financial strength of OPC’s customers. Such instability may also cause disruption in the construction and maintenance of the production facilities and power plants as well as the activity of OPC as a whole. Furthermore, instability in global markets may have an adverse effect on OPC’s projects under development or construction in Israel and the U.S., including OPC’s ability to secure the financing required for the projects, and the ongoing establishment of project under construction or in development.

In 2022, the global geopolitical environment, with the Russian invasion of Ukraine, remained unstable, which greatly affected the macroeconomic environment, volatility in energy prices, economic uncertainty, supply chain, commodity prices and availability, etc. During 2022, commodities and energy prices increased, and the availability of various raw materials was adversely affected, which resulted in higher costs and delays in the supply of equipment. As of March 19, 2023, there is no certainty as to the scope and duration of those trends and their long-term consequences.

OPC may be affected by critical equipment failure.

Disruptions and technical malfunctions in critical equipment of OPC’s generation facilities, and any inability to maintain inventory levels and quality as well as a sufficient level of spare parts, may damage OPC’s operating activities and its ability to maintain power generation continuity and cause, among other things, delays in the generation of electricity, difficulties with fulfilling contractual obligations, loss of income and excess expenses, which will adversely affect OPC’s profits, if not covered under its insurance policies. Although OPC has long-term service agreements with the manufacturers of the critical equipment, there is no certainty as to OPC’s ability to prevent damages and shutdowns as a result of such disruptions and malfunctions.

OPC’s activities and operations may be affected by natural disasters, climate damages, and fire.

OPC’s ongoing activities and operations may be affected by various natural disasters, such as flood, extreme climate conditions, earthquakes, or fire, which may damage OPC’s facilities in Israel and the United States and impair their operations including their continuous, high-quality, and reliable supply of electricity to customers, thereby adversely impacting OPC’s results and activities. In particular, OPC’s activities in the United States may be materially impacted by extreme weather events. In addition, in view of the nature of OPC’s activities, including its use of flammables, operations involving high temperatures and pressures and storage of fuels, OPC’s facilities are exposed to risks related to fire. Should OPC’s facilities be damaged from natural disasters or fire, renovation of affected facilities may involve cost and expense, which may include full or partial shutdown of the damaged electricity generation facilities and loss of income. Although OPC purchases insurance policies required to cover risks associated with its activity, as required in the licenses it was granted and under the financing agreements it is a party to, there is no certainty that in such cases OPC will be compensated for some or all the damages it may suffer.

The political and security situation in Israel may affect OPC.

A deterioration in the political and security situation in Israel may adversely affect OPC’s activities and harm its assets. Security and political events such as a war or acts of terrorism may cause damage to the facilities used by OPC, including damage to the power station facilities owned by OPC, the construction of OPC’s current development projects and future projects, IT systems, facilities for transmission of natural gas to the power stations and the electricity grid. In addition, such acts may cause damage to OPC’s material suppliers, thereby affecting continuous high-quality supply electricity. For example, during the second half of 2022, security threats were made against the Karish Tanin Reservoir and natural gas facilities in Israel by entities hostile to Israel. Likewise, a deterioration in the political and security situation in Israel (for example, the significant instability with regards to changes promoted by the Israeli government in the judiciary branch) may have a negative effect on Israel’s economic situation and on OPC’s ability to execute new projects, to raise funding for its operations and plans. In addition, such deterioration may have an adverse effect on the consumption patterns and scope of OPC’s customers in Israel and/or their financial position. Negative developments in the political and security situation in Israel may trigger the imposition of additional restrictions on OPC, including boycotts by various parties and may lead to claims by parties with whom OPC has contracted due to, for example, the occurrence of force majeure events. In addition, some of OPC’s employees may be drafted as reservists and their absence may affect OPC’s operations. Although certain damages in connection with acts of terrorism and war may be recovered under the Property Tax Law and Compensation Fund and certain covenants and insurance policies taken out with liability limits were agreed with the insurers, there is no certainty that in such cases, OPC will be compensated for some or all of the damages it may have suffered. Furthermore, changes in the political conditions in the United States or security or global geopolitical events may also affect OPC’s activities, including due to changes in natural gas and energy prices or government policies in the field of energy.

OPC’s operations and financial condition may be adversely affected by the outbreak of pandemics.

Pandemics (such as COVID-19) may make governments impose restrictions on trade and movement and restrictions on business activity, whose effects might be felt across the globe. The spread of the COVID-19 or another pandemic and infections at OPC’s power plants and other sites, the continuation of the COVID-19 pandemic (or a similar pandemic event) and its restrictions over time, a material impact on main suppliers (such as suppliers of natural gas, construction and maintenance contractors) or OPC’s main customers, may adversely affect OPC’s activities and performance, as well as its ability to complete projects under construction on time or at all and/or on its ability to execute future projects. Further to the foregoing, in 2022, the effects of COVID-19 pandemic continued in Israel and around the world, characterized by disruptions in the global supply chain of various commodities and raw materials due to overload, as well as delays in the supply of equipment and a rise in the budgets of projects under construction and development.

OPC requires professionally trained workforce.

OPC requires professional and skilled personnel in order to manage its current activities and the performance of its projects, to service and respond to customers and suppliers. Therefore, OPC must be able to retain employees and professionals with appropriate qualifications. During the power plants’ construction stage, most of the employees, experts and advisors employed by OPC (whether as employees or as external service providers) are experts in their respective fields and are recruited by OPC from different countries. Any lack of availability of qualified personnel could negatively impact OPC’s activity and results of operations. There are risks of potential difficulties in finding experts that possess specific knowhow and qualifications, shortage of manpower, high employment costs and failures in HR management (employees and managers retention and development, knowledge conservation and other issues), all of which could lead to a loss of essential knowledge, failure to meet OPC’s objectives, failure by OPC to adapt its workers’ placement needs and provide infrastructures that are in line with OPC’s growth rate. Furthermore, travel restrictions placed during the COVID-19 pandemic (or a pandemic or natural disaster) or any future event of deterioration or escalation in the political and/or security situation, may lead to shortage of expert employees, which may lead to delays in the construction of the power plants and have an adverse effect on OPC’s activity and results of operations. In case of a shortage of professionally trained employees, OPC will be required to find alternative employees, make changes to the required training or find other solutions by using external service providers. However, there is no certainty that the alternatives will fully meet OPC’s needs.

Similarly, the success of CPV rests on its ability to recruit and retain talented and skilled employees, both in technical/operative positions and in headquarter/management positions. CPV depends on key employees for the development, implementation and execution of its business strategy. Difficulties in recruitment and retention of talented and skilled employees, difficulties in effective transfer of the expertise and knowhow of the employees to new team members once those employees retire, or unexpected resignation/retirement of key employees might have an adverse effect on the performance of CPV.

OPC’s management decisions may be restricted by collective agreements.

Most of OPC-Rotem’s operative workers and OPC-Hadera’s workers are employed under collective agreements. The collective agreements may restrict OPC’s management’s ability to conduct itself in a flexible manner, and may lead to additional costs to OPC. In addition, difficulty with renewal of the collective agreements or any related labor disputes might have an adverse effect on OPC’s activity in Israel and its operating results. For further information on these collective agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

An interruption or failure of OPC’s information technology, communication and processing systems or external attacks and invasions of these systems, including incidents relating to cyber security, could have an adverse effect on OPC.

OPC uses information technology systems, telecommunications and data processing systems to operate its businesses.

Although OPC is taking actions to enhance protection against cyber events in its organizational networks and power plants, it is uncertain how much OPC would be able to prevent any cyber-attacks or damage to OPC’s IT and data systems. Such physical, technical, or logical damage to the administrative and/or operational systems, for any reason whatsoever, might expose OPC to harm and disruptions in OPC’s electricity production and supply, in OPC’s IT systems, or in OPC’s reputation and may also result in data theft or leaks (including private information). The fact that OPC is an Israeli company puts it at a higher risk of cyber-attacks. In the event that a major cyber-attack against OPC occurs and is not prevented by the defense systems, this may adversely affect (including a material effect) on OPC’s operations and reputation. In addition, OPC may incur costs to protect itself against damage to its IT systems and to recover from such damage, including, for example, a system recovery, protection against any legal actions or compensation to affected third parties.

OPC is exposed to litigation and administrative proceedings.

OPC is involved in various litigation proceedings, and may be subject to future litigation proceedings, which could have adverse consequences on its business, see note 18 to our financial statements included in this annual report.

Legal disputes, litigation and/or regulatory proceedings are inherently unpredictable (including against regulatory entities such as Israel Independent System Operator Ltd., a system management company, (“Noga”), IEC, Israel Tax Authority, or ILA), and outcomes may be materially different from the parties’ expectations. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect OPC’s ability to conduct its business and may have a material adverse effect on OPC’s financial condition and results of operations. In addition, such investigations, claims and lawsuits could involve significant expense and diversion of OPC’s management’s attention and resources from other matters, each of which could also have a material adverse effect on its business, financial condition, results of operations or liquidity.

OPC’s insurance policies may not fully cover damage, and OPC may not be able to obtain insurance against certain risks.

OPC and its subsidiaries maintain various insurance policies that cover damages customary in the industry. The decision as to the type and scope of the insurance is made taking into account, among other things, the cost of the insurance, its nature and scope, regulatory and contractual requirements, and the ability to find adequate coverage in the insurance market. However, the existing insurance policies maintained by OPC and its subsidiaries may not cover certain types of damages or may not cover the entire scope of damage caused (due to, for example, co-pays or exclusions in the policies). In addition, OPC may not be able to renew or obtain insurance on comparable terms in the future (and may only be able to renew or obtain policies on less favorable terms than those of its existing policies) or renew or obtain insurance that cover certain risks, which may have an adverse effect on OPC. There is no certainty that OPC or its subsidiaries will receive full compensation from the policies in its possession in the event of damage. In addition, the Company’s failure to renew insurance policies may constitute a breach of OPC’s licenses and/or financing agreements. OPC is subject to health and safety risks.

OPC operations involve various safety risks including operation of power plant equipment, use chemical substances by power plants, some of which are toxic and/or flammable. Safety incidents may cause injuries and even loss of life among employees and subcontractors’ employees. Such incidents may cause reputational damage, and give rise to lawsuits including in respect of bodily injury or other damages. OPC’s expansion of its activities in constructing and operating power plants and generation facilities in consumer’s premises increased the chances such risks may materialize. OPC operates in accordance with internal procedures in place, which include reporting of safety incidents and the steps to be taken should such incidents occur, including bodily injury. However, it may not be sufficient to prevent damage from occurring as a result of such incidents. In addition, third-party insurance and employers’ liability insurance maintained by OPC does not guarantee full coverage in respect of the damage caused by such incidents.

Furthermore, OPC’s activities are subject to environmental, safety and business licensing laws and regulations that are updated regularly. Legislative changes and stricter environmental standards might affect the activity of OPC’s facilities and the costs involved therein. Furthermore, deficiencies and/or non-compliance with the provisions of environmental and safety laws and the terms of permits and licenses granted to OPC thereunder might expose OPC and its management to criminal and administrative sanctions, including the imposition of penalties and sanctions, issuance of closure orders to facilities, and exposure to expenses relating to cleaning and remediation of environmental damages, which might have an adverse effect on the activity and operating results of OPC.

OPC faces risks in the construction of its projects.

Projects under construction or development, including Tzomet, involve specific risks in addition to general or industry-specific risks, especially since Tzomet is a project under construction or at a preliminary phase. The construction of a power plant involves a range of construction risks, such as risks associated with the construction contractor and its financial strength, the supply of key equipment and its proper state including increases in equipment and material prices, transport costs and supply schedules thereof, the proper state of the facilities and their systems, execution of the work at the required quality and on time, receipt of the services required for the construction of the power plant and its connection to the grid, the applicable regulation and obtaining the permits required both for execution of the work and operation of the power plant, including obtaining the necessary permits for the construction of the facility, environmental permits, such as emission permits and compliance with their terms. Such construction risks may affect the construction costs and project budget, the schedules for construction completion and potential delays. Such risks are also relevant for similar projects in other geographic regions, including the regions in which CPV operates. The materialization of any such construction risks may, among others, adversely impact OPC’s operating results and operations due to an increase in construction expenses compared to the projected budget, impair the contractor’s ability to complete the project or pay compensation to OPC in respect of its inability to complete the project, or cause delays in the project, loss of profits due to the delays in the completion of the project and its commercial operation, compensation to customers, non-compliance with commitments towards third parties in relation to the execution schedule or cancellation of the projects and loss of investments in OPC. It should be noted that the agreed compensation for under-performance of the power plants and for the delay is restricted in amount. Therefore, there is no certainty that OPC will be able to receive full compensation for direct and indirect damages it sustains.

Such construction risks and failure to comply with performance requirements, including meeting deadlines, may have adverse effect on OPC’s businesses and activity, including its liabilities to financing entities, authorities and customers and on collateral OPC has taken out in their favor.

Further, projects under development may be exposed to risks that involve, among other things, objections by the public or other parties, non-suitability of the project’s planned site, infrastructure or technology, delay in approval/ refusal to approve statutory plans, lack of the permits/consents required to promote the projects. The materialization of those factors may result in the cancellation or delay in the execution of projects under development, and an increase in OPC’s development expenses.

OPC faces competition in its operations.

The policy of the governments where OPC operates has been to open the electricity market to competition. In Israel, while such a policy reduces the IEC’s market share in the generation and supply segment, it may lead to an increase in the number of electricity producers and intensify competition in the Israeli electricity generation and supply market, which might have an adverse effect on OPC’s competitive position. Regulations set by the EA with the aim of opening the Israeli electricity supply market further intensify competition in the supply segment, and this trend is expected to be on the rise in the next few years. In recent years, competition in the supply to customers segment in Israel has intensified, which may have an adverse effect on the terms of engagement between OPC and its customers. Furthermore, the activity of the CPV Group is also exposed to competition in the market in which it operates. Although OPC seeks to maximize its competitive advantages and its experience in developing and leading power plants, there is no certainty that this will prevent or reduce the risk of competition on OPC and its operating results.

OPC is dependent on certain material customers.

OPC has a small number of customers that purchase a significant portion of OPC’s output under PPAs that account for a substantial percentage of the anticipated revenue of its generation companies. OPC’s top two customers represented approximately 31% of its revenues in 2022; therefore, OPC’s revenues from the generation of electricity are highly sensitive to the consumption by material customers. Therefore, should there be a loss of any material customer, decrease in demand for electricity from OPC’s material customers (including due to malfunctions, suspension or others) or should such customers not fulfill their obligations, including by failing to make payments to OPC, OPC’s revenues may be materially affected.

There is no certainty that OPC will be able to renew agreements with its material customers, and there is no certainty as to the terms of such agreements if they are renewed (due to, among others, increased the competition in the market in which OPC operates). In addition, OPC is exposed to collection risks and/or consumption risks in connection with the material customers.

For example, the Bazan Group, a former related party of OPC, is a major OPC customer representing approximately 13% of OPC’s revenues in 2022. The PPA with Bazan Group is expected to end in July 2023, and there is no certainty that it will be extended or renewed.

In addition, in January 2023, Rotem and another material customer extended their engagement, as a result of which this customer is expected to significantly increase the capacity it will acquire over the next few years, under the terms of the revised PPA. Other terms of this PPA were also revised, including the option that a generation facility will be built at the customer’s premises and the sale of electricity from renewable energies. If this customer acquires the amount of capacity as expected, it will have acquired a significant portion of OPC’s capacity in Israel by 2027, without giving effect to any increase in capacity by OPC, and OPC’s dependence on this customer will increase even further.

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

Failure to analyze the electricity consumption profile of OPC’s customers, including its material customers, and its improvement over the production capacity of OPC’s production facilities and power plants and tariffs may adversely affect OPC’s. It should also be noted that OPC is exposed to the financial strength of the System Operator.

OPC may suffer from temporary or continued interruption to regular supply of fuels and fuel prices.

OPC’s power generation activity depends on regular supply of fuels (natural gas or diesel fuel). Fuel shortages and disruptions of the supply or transmission of natural gas may disrupt the electricity generation activity and consequently adversely affect OPC’s operating results. Continued interruption to the supply of natural gas requires OPC to generate electricity by using an alternative fuel (in Israel, the main alternative fuel is diesel fuel). Covenant 125, which regulates compensation in the event of shortages of natural gas in Israel, does not always apply to OPC-Rotem due to the EA’s interpretation of the covenant’s applicability to OPC-Rotem, in which case OPC-Rotem may not be entitled to compensation arrangement applicable to other generators.

Furthermore, there is no certainty that OPC will be able to negotiate substantially the same natural gas prices with a gas supplier in the event additional natural gas is required for projects as compared to natural gas price arrangements under existing binding agreements of OPC (for example, for new projects or in the event of maintenance work or suspension of activity of the gas suppliers with whom the agreements are in place). For example, in 2022, the natural gas prices remained volatile. The cost of natural gas affects OPC’s margins.

There is no certainty that OPC will be able to reduce the effects of disruptions of supply of natural gas or price of natural gas on its operations, which depends on factors beyond OPC’s control.

OPC depends on key suppliers.

The power plants and generation facilities built or operated by OPC are fully reliant on long-term construction and/or maintenance agreements with suppliers of essential equipment in connection with maintenance and servicing of the power plant and facilities, including the maintenance of generators and gas and steam turbines. In the event of failure to comply with performance targets, or if the key suppliers’ undertakings under the maintenance agreements are breached, their liability in respect of compensation shall be limited in amount, as is generally accepted in agreements of this type. Therefore, any disruptions and technical malfunctions in the continued operation of the power plants, or any equipment failure might lead to delays in the construction of projects, disruption to electricity generation, shutdowns, loss of income and a decrease in OPC’s profits. This also applies to the construction of other projects that will mature and reach commercial activation regarding maintenance during the operation period. Furthermore, projects under construction and development depend on construction contractors in all matters pertaining to the completion of the project, its performances and OPC’s ability to fulfill its undertakings as of the relevant commercial activation dates in accordance with agreements or the regulation applicable to the project. A delay or failure by the construction contractor to meet its undertakings or any other difficulties it faces in the construction of the project, might have an adverse effect (potentially even a material effect) on OPC. Furthermore, OPC is dependent upon infrastructure suppliers such as Israel National Gas Lines Ltd. (“INGL”) and IEC in Israel.

OPC depends on infrastructure, securing space on the grid and infrastructure providers.

The power plants owned by OPC (including future projects) in Israel use electricity grid to sell electricity to their customers, and therefore are dependent on the IEC (which manages the transmission and distribution network) and the System Operator. Unavailability or damage to the grid infrastructures or disruptions in their operations or inadequate supply may damage OPC’s facilities and impair its ability to transmit the electricity generated in the power plant to the electricity grid, which may have material adverse effect on OPC’s businesses. Similarly, pressures on the transmission and distribution networks (including due to the introduction of renewable energies), and delays in the development of infrastructure that will support the generation and demand, may have an adverse effect on the operation of OPC’s existing generation facilities, the timetables and the development phases of new projects. Furthermore, in Israel, the power plants and projects under development are exposed to the system management, regulation of generation sources by the System Operator and prioritization of other generation plants over those of OPC. The power plants and projects under development depend on the ability to secure the outflow of electricity from the site and capacity in the grid, and the execution of projects (as well as projects’ costs and timetables) may be impacted by securing the connection to the grid. In the United States, OPC’s development operations are dependent on securing agreements to connect to the grid and agreements for the transmission of natural gas to the power plants and projects.

OPC’s operations are also dependent on the integrity and availability of the national gas pipelines and distribution, and therefore are dependent on natural gas suppliers in Israel and on INGL, which oversees transmission of gas. Failure in the gas transmission network or failure in the electrical grid may interrupt the supply of electricity from OPC’s power plants, and there is no certainty that OPC will be compensated for some or all the damages it may sustain in the event of a failure in those systems. The power plants and projects under development depend on the ability to secure the outflow of electricity from the site and capacity in the grid, and the execution of projects (as well as projects’ costs and timetables) may be impacted by securing the connection to the grid.

Furthermore, the power plants owned by OPC use water in the process of their operation, such that a continued water supply malfunction may prevent the operation of the power plants. In this respect, OPC is dependent on Mekorot (the national water company).

OPC is subject to regulations in connection with ties with hostile entities and anti-corruption legislation.

In their capacity as members of a group that has activities in Israel and the U.S., OPC is subject to Israeli and U.S. regulations regarding business ties with hostile entities or countries (such as Iran), and to anti-corruption, bribery and money laundering regulations, whose breach might trigger the imposition of various sanctions in Israel and in other countries. OPC implements measures to ensure it is compliant with such regulations. However, considering the extensive scope of OPC’s activity (including the controlling shareholder group of which OPC is a member), OPC may be exposed to sanctions under regulations despite taking precautionary measures.

OPC may be exposed to fraud, embezzlement, or scams.

 Misuse of OPC’s assets, intentional theft or fraud by insiders or and/or external parties may damage OPC financially and in terms of its image and reputation. Although OPC applies various controls to monitor the risk, there is no certainty as to OPC’s ability to prevent such fraud, embezzlement or scams.

OPC may face barriers to exit in connection with the disposal or transfer of OPC and its businesses, development projects or other assets.

OPC may face exit barriers, including lack of adequate market conditions, high exit costs or objections from various parties, in connection with dispositions of its assets or companies. Most important barrier OPC may face is obtaining required approvals from third parties for the transfer of control or retention of certain holding in a corporation in electricity generation. Financing and other agreements in place may also restrict OPC’s ability to transfer control (including by virtue of guarantees provided by OPC). Such restrictions and other similar restrictions applicable to companies controlled by OPC may prevent it from disposing of some of its assets, which may have a material effect on OPC.

OPC is exposed to tax liabilities in Israel.

The calculation of the provision for income tax and indirect taxes of OPC, and the calculation of the tax payment component of the cost of OPC’s assets are based on OPC’s estimates and assessments regarding various tax positions which may not be accurate. Furthermore, tax-exempt restructuring and reorganization need to comply with the exemption eligibility criteria. Should the Israel Tax Authority reject OPC’s tax positions or in case of non-compliance with the tax exemption terms and conditions or loss recognition, OPC’s may be expected to incur further tax liabilities and interest thereon, which may affect OPC’s tax expenses, its liabilities and the cost of its assets.

OPC may be exposed to liabilities related to its guarantees.

Most of OPC’s activities are carried out by special-purpose project companies. From time to time, OPC provides guarantees in favor of entities related to the project companies (in Israel and in the U.S.) or to the generation facilities in consumers’ premises in order to, for example, obtain consent from financing entities, the system/market operator in the U.S., key suppliers or government agencies. Any projects’ failure to fulfil such undertakings secured by OPC’s guarantees may expose OPC to potential enforcement of the guarantees.

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

CPV is subject to significant federal and local regulations relating to the U.S. electricity market and natural gas market, including environmental regulations as well as to steps affecting U.S. businesses in general. Such regulations may change and could also be affected by changes in political and governmental policies at the federal and state levels as a result of which the CPV Group’s projects may be adversely affected from the enhanced licensing requirements, including public hearings or administrative proceedings in connection with the management of its businesses. In addition, CPV’s results and development projects in the renewable energy sector as well as carbon capture projects are affected by governmental policies (federal and state) relating to the promotion and granting of incentives to renewable energy. In case such incentives are minimized or revoked, such change will adversely affect the profitability of such projects. Furthermore, CPV is subject to environmental laws and regulations, including those that seek to regulate air pollution, disposal of hazardous wastewater and garbage, preservation of vegetation and endangered species and historical sites. CPV’s projects and operations also require certain licenses and permits under environmental and other regulations, which require compliance with their terms, including the renewal of the licenses and/or permits. A failure or deviation from the standards or regulations and/or non-compliance with the terms of the issued licenses and/or permits, could have a material adverse effect on CPV’s business, results of operation and financial condition and/or prevent advancement of its development projects. If stricter regulatory requirements are imposed on CPV or if CPV does not comply with such requirements, laws and regulations, this could have an adverse effect on CPV’s results and activity. Furthermore, stricter regulatory requirements could require material expenditures or investments by CPV.

In addition, CPV is subject to policies and decisions made by Regional Transmission Organizations (“RTO”) or Independent System Operator (“ISO”) of the markets in which it operates or expects to operate. Changes in such policies or decisions (for example, the capacity prices tenders) and/or projects under development (for example, steps pertaining to interconnection and transmission agreements) could have an adverse effect on CPV’s results and activity.

CPV is subject to market risks, including energy price fluctuations and any hedging may not be effective.

CPV’s activities are subject to market risks, including inflation and price fluctuations, mainly related to prices of electricity, natural gas, emission allowances and Renewable Energy Certificates (the “REC”s). In addition, the CPV Group is exposed to fluctuations in the price indices associated with the projects’ hedging agreements. The projects act to enter into commodity price hedging agreements to mitigate some of the exposure to price fluctuations and/or to ensure minimum cash flows as an inherent part of the activities; however, the hedging agreements may not always be available (or may be on non-profitable terms, involving high costs or strict requirements for collaterals) and may not assure full protection, due to, among other things, hedging less than the total amount of electricity being sold; the delivery point or prices in the hedge agreement being different than the delivery points in the CPV Group’s project operations. The hedging agreements may not be renewed or may be renewed on different terms and conditions and/or the hedge counterparty may not fulfill its financial obligations due to financial distress or other factors. It is noted that hedging may also set off the energy margins of the CPV Group (as in 2022). In addition, the CPV Group is exposed to changes in the capacity payments which are determined by auctions in the operating markets, such that there is no assurance that the projects of the CPV Group will be cleared at the auctions as well as no assurance to the results of the auctions which may vary according to market terms.

CPV’s facilities are subject to disruptions, including as a result of natural disasters, terrorist attacks, and infrastructure failure.

Local or national disasters, terrorist attacks, catastrophic failure of infrastructure on which the CPV Group’s facilities depend (such as gas pipeline system, RTO or ISO systems) and other extreme events, pose a threat to the CPV Group’s facilities and to their proper operation. Disasters and terrorist attacks may affect third parties with which the CPV Group collaborates in a manner that will also have an impact on its financial results. In addition, such events may affect the ability of the CPV Group’s personnel to meet the operation and maintenance agreement it entered for the operation and maintenance of the facilities or to perform additional tasks necessary for their proper operation. Disasters and terrorist attacks may also disrupt capital market and financial market activity and, consequently, the CPV Group’s ability to raise financing for its activity and operate with financial entities. Additionally, the CPV Group’s operations and results are impacted by external factors related to its activities, such as, construction contractors for projects under construction, maintenance service providers, suppliers of natural gas and capacity of the natural gas transmission network, including some of the projects that are exposed to risks involving securing uninterrupted transmission of natural gas. Global events, such as the ongoing COVID-19 pandemic that started in 2020, and which triggered an increase in demand for raw materials, equipment and related services, which, in turn, contributed to increase in costs of raw materials, equipment and freight and supply delays. A decline or performance failure in provision of the services or equipment by the suppliers, as stated, could adversely affect the activities of the CPV Group (operational and development activities in all segments) and its results.

CPV’s operations and financial condition may be adversely affected by the outbreak of the COVID-19.

The COVID-19 pandemic affected global economic activity and conditions, and the recovery from the pandemic may have a material effect on the fundamentals of the supply market, businesses and commodities both in the United States and globally.

The CPV Group worked to deal with certain aspects of the COVID-19 pandemic; and it continues to assess the effects of the pandemic on its workforce, liquidity, reliability, cyber security, customers, suppliers, as well as other macroeconomic conditions. Due to the dynamic nature of the pandemic (the development of new strains) and the consequences of COVID-19 related events (such as disruptions to supply chains and an increases in the prices of raw materials and shipping costs), there is still uncertainty about the broad impacts of the COVID-19 pandemic on the markets and on factors related to the CPV’s activity if outbursts of the COVID-19 or another epidemic will happen in the markets of activity (including markets of relevant suppliers). During the reporting period and thereafter, due to high global demand for raw materials and for transportation and shipping, the trajectory of significant increase in the costs of raw materials continued, and production and supply chain delays. This resulted in global delays in delivery dates for equipment alongside increased prices of raw materials and equipment used for the construction and maintenance of the CPV Group’s power plants. This trend affects the construction and/or maintenance costs of the CPV Group’s projects in the markets of activity and the schedules for their completion. The effect of this trend is evident, especially with respect to projects under construction, as well as availability and prices of solar panels for solar projects under development or construction by the CPV Group. There is no certainty as to the duration or scope of the trend.

Accordingly, the COVID-19 or other pandemic may have a material adverse effect on the results of the CPV Group’s operations results, its financial condition and cash flow, following, among other factors, a continuous slowdown in sectors of the economy, changes in the demand or supply of goods, significant changes in legislation or regulatory policies dealing with the pandemic, a decrease in demand for electricity (especially from commercial or industrial customers), negative impacts on the health on the CPV Group’s workforce and the workforce of its service providers, and the inability of the CPV Group’s contractors, suppliers, and other business partners to complete their contractual obligations. To the extent that such events will adversely affect the business of the CPV Group and its financial results, they may also have the effect of accelerating, intensifying or increasing the negative effects of many of the other risk factors described herein.

Malfunctions in the interconnections’ systems may delay or adversely affect availability of the operation or construction of CPV projects.

CPV’s facilities are subject to malfunctions such as mechanical breakdowns, technical disruption, malfunctions in the electricity and natural gas transmission systems, malfunctions in electricity connections, gas transmission connections etc., fuel supply issues, malfunctions in the equipment of the renewable energy projects, accidents, safety events or disruptions of the facilities’ activity or of the infrastructures on which they operate. Any such disruption (particularly a material one) could adversely affect the reliability and efficiency of the power plants on availability of the operating or construction projects, on schedule or the compliance with obligations towards third parties and market operators to increase operating and equipment acquisition costs, and adversely affect the CPV’s business, financial condition and results of operation.

A damage to or a disruption in CPV’s business’ information technology systems, including incidents related to cyber security, could adversely affect its business operations.

The CPV Group uses IT, communication and data processing systems for its operating activities. Physical or logical damage to such administrative and/or operational systems for any reason whatsoever may expose the CPV Group to delays and disruptions in the supply of electricity, including causing damage to property, IT systems, or theft of information. In addition, the CPV Group may need to incur significant costs to protect against IT vulnerabilities, as well as in order to repair damage caused by such vulnerabilities as they occur, including, for example, establishing internal defense systems, implementing additional safeguards against cyber threats, cyber-attack protection, payment of compensation or taking other corrective measures against third parties.

The CPV Group takes measures to boost information security - including by using network monitoring and control systems, hardening of hardware and operating systems, backups, written policies and procedures, access restrictions, employee training, etc. In addition, the CPV Group employs a dedicated full-time employee overseeing its cybersecurity program at its power generating facilities and corporate offices focusing on security for enterprise applications and operational technology networks. Notwithstanding the aforementioned, there is no certainty as to its ability to prevent cyber-attacks or vulnerabilities on the Group’s IT systems.

Third-party disruptions could have a material adverse effect on CPV’s business.

CPV’s business relies on third parties, such as construction contractors for construction projects, main equipment suppliers, maintenance contractors, suppliers of natural gas and capacity of natural-gas transmission grids, including natural gas projects that are exposed to risks involving securing uninterrupted transmission of natural gas. For example, global events and macro events, such as an increase in demand for raw materials, equipment and related services, which contributed to increase in costs of raw materials, equipment and freight and supply delays which may adversely affect the operations and results of CPV Group. In addition, the projects are dependent on main suppliers, in a manner that termination of engagement, change of its terms, or termination of operations of the supplier may materially affect the projects and their results. A decline or performance failure in provision of the services or equipment by the suppliers, as stated, could adversely affect the activities of the CPV Group (operational and development activities in all segments) and its results.

In addition, the changes in the costs in the production and supply chain of equipment for CPV’s projects due to high global demand for raw materials, and shipping and delivery, on the one hand, and limited production capacity and limited shipping and delivery capacity, on the other hand, brought about a significant increase in costs in the production and supply chain. The continuation of this trend may have a continued effect on the cost of inputs for the CPV Group. There is no certainty as to the duration or scope of the trend, therefore CPV is unable to assess with full certainty its effect on the CPV Group’s activity.

Many of the components required for the purpose of building gas-fired or renewable energy projects are dependent on global suppliers, and local supply options are unable to meet the demand. The energy sector, including the value and costs of the CPV Group’s projects may be affected by a policy whose objective is to increase local production by levies placed on products required to build facilities, and by global disruptions to the supply chain.

Supply of certain components, such as, for example, solar panels, may be affected by government policies and investigations. For example, on March 28, 2022, the United States Ministry of Trade announced that it is investigating a claim whereby the importation of solar panels to the United States from Malaysia, Thailand, Vietnam and Cambodia allegedly bypasses the customs duty tariffs that apply to importation from China. In November 2022, the United States Department of Commerce issued the initial investigative findings and determined that four solar panel manufacturers circumvented tariffs. A final determination on the resulting tariffs and potential penalties on the offending solar panel manufacturers is expected to be completed in the second quarter of 2023. This investigation may result, among other things, in the imposition of higher customs duty tariffs (potentially significantly higher) in respect of solar panels imported from those countries. There is no certainty as to the results of the proceeding or the period of time it will take to complete it; (it should be clarified that the proceeding is not conducted against the CPV Group). If the claim under review is accepted as justified, the proceeding and its results may affect the entire solar panels market and, indirectly, the execution of solar energy projects in the United States. In June 2022, President Biden set an exemption from customs duty tariffs in respect of solar modules and their components, which are imported from the four above-mentioned countries; the said exemption will apply for 24 months during which the investigation is held. The effects of the investigation and the said step taken by President Biden are not yet clear, and the CPV Group continues to assess the issue. It is noted that availability of solar panels in the U.S., considering the demand, remains challenging during the report period. It is further noted that during 2022, the CPV Group replaced the solar panel supplier of the Maple Hill project.

CPV is subject to environmental risks associated with the construction and operation of power plants, including renewable energy power plants (including wind and solar), and compliance with environmental regulations.

The environmental effects of CPV’s activity include, among others, the carbon emissions, emission of pollutants into the air, including greenhouse gases; the discharge of wastewater; the storage and use of petroleum products and hazardous substances; production and disposal of hazardous waste; and, as applicable, potential effects to threatened and endangered or otherwise protected species, wetlands and waters of the United States and cultural resources. CPV is subject to environmental federal, state and local laws and regulations. Such regulations may be stricter in the future, for example, due to ESG trends and promotion of policy aimed to deal with climate change and environmental dangers. As the key entity providing project’s facilities with day-to-day activities and services, the CPV Group requires providers of the operating and maintenance services to implement specific compliance plans and procedures, whose objective is to ensure compliance with the applicable environmental protection laws and regulations; the CPV Group regularly monitors the activities of the service providers in accordance with the provisions of the applicable operating and maintenance agreements. Furthermore, the CPV Group’s project companies enter into emergency response and environmental protection services agreements in the event of environmental incidents. Compliance with environmental protection laws and regulations may cause significant costs arising from investments required for adjusting the facilities and for operating activities, including requirements to install controls over air pollution or a discharge of wastewater, or requirements to mitigate the environmental effects of building electricity power projects.

In addition, CPV is also required to obtain permits and licenses for the development, construction and operation of its facilities, permits that often include specific emission restrictions and pollution control requirements. CPV’s operating permits normally need to be renewed every month. A failure to obtain the required permits and to meet their terms and conditions on an ongoing basis may prevent the CPV Group from constructing and/or operating its projects. A failure to meet the requirements of the environmental protection standards or regulations, or deviations therefrom and/or failure to meet the terms and conditions of the permits issued may result with administrative or civil significant penalties, or, in extreme cases, criminal liability, that may have a material adverse impact on CPV’s activity and results, and/or may prevent the promotion of projects under development.

Certain environmental protection laws, such as the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”), place strict liability, jointly and severally, for the costs of cleaning up and restoring sites where hazardous substances have been dumped or discharged. CPV may be liable to all undertakings related to any environmental pollution in the site in which its power plants are located. These undertakings may include the costs of cleaning up any soil or groundwater pollution that may be present, regardless of whether pollution was caused by prior activities or by third parties.

Environmental protection laws and regulations are often changed or amended and such developments often result in the imposition of more stringent requirements. Amendments to wastewater discharge restrictions, air pollution control regulations or stricter national air quality standard may require CPV Group to make further material investments in order to maintain compliance with such standards.

The expected expansion of regulation on greenhouse gases poses a particular risk to the CPV Group’s gas-fired power plants, although it also encourages the growth of renewable energy projects. The United States is a party to the Paris Agreement (having rejoined in 2021); the parties to the Paris Agreement undertook to try and limit global warming. The Biden administration has set a United States national objective of achieving a reduction of 50%-52% of greenhouse gases emission by 2030, compared to emission levels in 2005.

Certain states, including states in which the CPV Group operates, also legislate laws for dealing with global warming, and such laws might impact the operation of the CPV Group’s Energy Transition power plants. A significant law in that context is the New York’s Climate Leadership and Community Protection Act, which requires the promulgation of regulations aimed to achieve a 40% reduction in greenhouse gases emission in New York by 2030, zero greenhouse gases emission by 2050, and 100% carbon-free electricity by 2040. Such regulations may require the CPV Group to limit emissions, purchase emission credit to offset carbon emissions, or reduce or shutdown the activity.

The most significant environmental risks in connection with construction and operation of renewable energy projects pertain to the potential impact on endangered species, migratory birds and golden eagles. Harming such species may result in significant civil and criminal penalties. However, the risk of such a liability is mitigated if projects are located in suitable places, an assessment of the potential effects was conducted, and the recommendations of federal and state agencies in charge of protecting wildlife were implemented as part of the development of the project. However, there is no certainty that said reduction actions will prevent exposure to said penalties.

CPV faces risks in connection with the construction and development of its projects’ power plants.

CPV is involved in the development, construction and management of power plants, the activities of the CPV Group are subject to development and construction risks in all aspects relating to construction of power plants, including obtaining the required financing, filing of the required permits and regulatory procedures, connection of the facility to transmission and distribution grids, meeting timelines, dependency on teams and availability of suitable technical equipment, and for carbon capture projects, adequate storage or offtake for captured carbon. Failure or delay in any of the aforesaid factors may result, inter alia, in delays in project completion, increase in costs and adversely affect the CPV Group’s operating results and its strategy materialization.

In addition, implementation of the growth plans in the areas of activity depends on the ability to place the required equity for the development or acquisition of projects. Currently, main source for equity depends on the investors holding interests in the CPV Group (including OPC being the main investor). Difficulty in ensuring the required equity in the required amounts (that may be material considering the advanced projects by the CPV Group) may mean that the CPV Group will not be able to execute its plans and strategy, at all or with a considerable delay than expected.

Mild or atypical (i.e., warmer winter) or severe weather conditions could have a material adverse effect on CPV’s operations and financial results.

Severe weather conditions, natural disasters and other natural phenomena (such as hurricanes and tornadoes) could adversely affect the CPV Group’s profits, operations and results. Such severe weather conditions could also affect suppliers and the pipelines supplying natural gas to gas-fired facilities. In addition, severe weather conditions could cause damage to facilities, increase repair costs and loss of revenue if CPV fails to supply electricity to the markets in which it operates or exposes the CPV Group to capacity penalties in PJM or ISO-NE. To the extent that these losses are not covered by the CPV Group’s insurance or are not recovered by CPV through electricity prices, this could have a materially adverse effect on the financial results, operating results and cash flows of the CPV Group.

An inability to obtain required financing or inability to comply with terms of any financing agreements may have a material adverse effect on CPV’s business, financial condition and results of operation.

CPV’s results and its development projects could be adversely impacted if it is unable to obtain financing on attractive terms or at all, to comply with the conditions of CPV’s existing financing agreements and the ability to refinance existing debt and credit on favorable terms. In the absence of a debt refinance, repayment of the original financing will be required, in a way that may adversely affect the CPV Group’s results. For example, Valley is still seeking to obtain an extension of “air permit” from the State of New York. Under a court ruling, Valley continues to be able to operate but has been unable to obtain a refinancing of its approximately $502 million loan facility due in June 2023 as a result of this outstanding permit. CPV is in the process of negotiating refinancing terms with Valley’s existing lenders and the terms of such refinancing are expected to increase Valley’s finance costs. The CPV Group’s financing agreements include restrictions, covenants and obligations that limit distributions or require or accelerate making of repayments upon occurrence of certain events (such as cash sweeps provisions). Difficulty in obtaining financing or refinancing under inferior conditions may adversely affect the ability of the CPV Group to refinance existing financing agreements and/or carry out projects under development and ultimately effecting whether projects are economically worthwhile. In addition, difficulty in complying with the terms and conditions of financing agreements may require the provision of financial support or collateral and additional guarantees in favor of the entities providing financing to the CPV Group or the investors in the projects, and under certain circumstances - even the calling for immediate repayment of the credit and realization of collateral given to lenders (projects assets, projects rights and guarantees, as applicable), thus adversely affecting the CPV Group’s results and its financial strength.

An inability to extend or renew certain agreements could have an adverse impact on CPV’s business, financial condition and results of operation.

Most of the CPV Group’s material agreements (including hedging agreements, financing agreements, gas supply agreements, gas transmission agreements and asset management agreements) are for the short- to medium terms, as is customary in the market in which it operates. Difficulties in renewing or extending agreements that are close to expiration and/or entering into new undertakings on inferior commercial terms could adversely affect the results and activities of the CPV Group.

An inability to place the required equity for the development or acquisition of additional projects could have an adverse impact on CPV’s ability to execute its plans and strategy.

Realization of the growth plans in CPV’s areas of activity, depends on the ability to place the required equity for the development or acquisition of projects. The main source for equity depends on the investors holding the CPV Group (OPC is CPV’s main investor). Difficulty in ensuring the required equity in the required sums (that may be material considering the advanced projects by the CPV Group) may mean that the CPV Group will not be able to execute its plans and strategy, at all, or with a considerable delay than expected.

Risks Related to Our Interest in ZIM

ZIM predominantly operates in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

ZIM’s principal operations are in the container shipping market and ZIM is significantly dependent on conditions in this market, which are for the most part beyond its control. For example, ZIM’s results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices ZIM pays under the charters for its vessels. Unlike some of its competitors, ZIM does not own any ports or similar ancillary assets (except for minority ownership rights in a company operating a terminal in Tarragona, Spain). Due to ZIM’s relative lack of diversification, an adverse development in the container shipping industry would have a significant impact on ZIM’s financial condition and results of operations.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•
global and regional economic and geopolitical trends, including the short- and long-term impact of the COVID-19 pandemic on the global economy, armed conflicts (including the Russia-Ukraine conflict), terrorist activities, embargoes, strikes, rising inflation, climbing interest rates and trade wars;

•	the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•	developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

•	currency exchange rates;

•	prices of energy resources, including vessel fuels and marine LNG;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•	changes in the infrastructure and capabilities of ports and terminals;

•	weather conditions;

•	outbreaks of diseases, including the COVID-19 pandemic; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but since then decreased to 1,108 as of December 30, 2022. Freight rates have significantly declined in 2022 as a result of reduced demand as well as the easing of both COVID-19 restrictions and congestion in ports. Furthermore, rates within the charter market, through which ZIM sources most of its capacity, may continue to fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in a significant increase of charter rates and longer charter periods dictated by owners. Since September 2022, charter hire rates have been normalizing, with vessel availability for hire still very low. According to Clarksons Research December 2022 market report, in 2023, charter hire rates are expected to continue to fall to average or below average historical levels (compared to the exceptional highs in 2021 and the first half of 2022), as additional capacity that will enter the market is expected to increase pressure on charter rates. See “Item 3.D Risk Factors—Risks Related to Operating ZIM’s Vessel Fleet—ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”

As global trends continue to change, it remains difficult to predict their impact on the container shipping industry and on ZIM’s business. If ZIM is unable to adequately predict and respond to market changes, they could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on ZIM’s business, financial condition and results of operations

ZIM’s business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the outbreak of the military conflict between Russia and Ukraine has caused an immediate sharp decline in the financial markets and a sharp increase in energy prices. The continued conflict impedes the global flow of goods, results in product and food shortage, harms economic growth and places more pressure on already rising inflation. Furthermore, freight movement and supply chains in Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia, its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs. A further deterioration of the current conflict or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on ZIM’s business a financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as reduction in consumption, increase of interest rates, remaining government-mandated shutdowns and other COVID-19 pandemic restrictions that still persisted during 2022 (mostly in China), severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit. During 2020 the outbreak of the COVID-19 pandemic resulted in an immediate and sharp decline in economic activity worldwide. From the second half of 2020 market conditions improved with higher demand mainly by heavy consumers’ purchase orders and e-commerce sales. The increase in demand combined with congestions and bottlenecks in the terminals, led to a temporary significant containers shortage which also resulted in surge in the freight rates, climbing up to record-breaking levels. Economic recoveries from the COVID-19 pandemic are still uncertain, vary from each country and are influenced by government economic support measures as well as the remaining COVID-19 policies and restrictions. According to a report by the International Monetary Fund (IMF), as of January 2023, global growth is expected to fall to 2.9% in 2023 compared to 3.4% in 2022, but rise to 3.1% in 2024. Global inflation is expected to fall to 6.6% in 2023 and 4.3% in 2024, still above pre-COVID-19 pandemic levels.

The deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which ZIM conducts significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is significant additional deterioration in the global economy, such conditions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

If these or other global conditions continue to deteriorate during 2023, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges such as rising inflation in the U.S. as well as in other dominant countries, enhanced and other political crises and military conflicts and further escalation between the U.S. and Russia, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on ZIM’s business, financial condition and results of operations.

In addition, as a result of weak economic conditions, some of ZIM’s customers and suppliers have experienced deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing due to, among other causes, an increase in interest rates. As a result, ZIM’s existing or potential customers and suppliers may delay or cancel plans to purchase ZIM’s services or may be unable to fulfill their obligations to ZIM in a timely fashion.

The global COVID-19 pandemic has created significant business disruptions and affected ZIM’s business and may continue to create significant business disruptions and affect its business in the future.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. During the past three years the COVID-19 pandemic has spread globally and caused high mortality and morbidity rates world-wide, with some geographic regions affected more than others. The COVID-19 pandemic has significantly impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels in some of its phases, all of which may become heightened concerns upon additional waves of infection or future developments. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. In particular, the State of Israel where ZIM’s head office is located has been highly affected by COVID-19, with a high and steady increase in percentage per capita of reported cases of infected patients, especially with the recent Omicron variant. Since March 2020, and in response to new pandemic waves of COVID-19, the Government of Israel imposed from time to time certain measures such as restrictions on travel, mandatory quarantines, partial home confinement and other movement restrictions, reducing staffing of nonessential businesses, restricting public transportation and other public activities. Although ZIM is considered an essential business and therefore enjoys certain exemptions from the restrictions under Israeli regulations, ZIM has voluntary reduced its maximum permitted percentage of staffing in its offices in order to mitigate the COVID-19 risks and has therefore relied more on remote connectivity. Similarly, ZIM’s sea crews and staff located in offices worldwide have been adversely affected as a result of the COVID-19 pandemic and may continue to be adversely affected by the pandemic in the future. In addition, since December 2020 the US Food and Drug Administration FDA issued Emergency Use Authorizations (EUAs) for COVID-19 vaccines applications, launching COVID-19 vaccination campaigns in many countries worldwide. While certain countries such as the State of Israel, the US and the UK are in advanced stages of the COVID-19 vaccination campaigns, other countries have been unable to vaccinate their population at the same pace. In addition, as new variants of the virus emerge, there is no certainty that the vaccines will continue to be effective for all existing and future variants of the virus. ZIM continues to monitor its operations and government regulations, guidelines and recommendations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also temporarily decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally during the first half of 2020. In China, many of the COVID-19 restrictions and factory lockdowns persisted until December 2022. Moreover, because of COVID-19, and despite the overall easing of supply chain congestion, ZIM still face risks to its personnel and operations. Such risks include delays in the loading and discharging of cargo on or from ZIM’s vessels due to severe congestion at ports and inland supply chains, difficulties in carrying out crew changes, off hire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of ZIM’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions, difficulties in procuring new containers due to temporary factory shutdowns and increased risk of cyber-security threats due to ZIM’s employees working remotely. Fear of the virus and the efforts to prevent its spread continue to exert increasing pressure on the supply-demand balance, which could also put financial pressure on ZIM’s customers and increase the credit risk that ZIM faces in respect of some of them. Such events have affected ZIM’s operations and may have a material adverse effect on its business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed herein.

A decrease in the level of China’s export of goods could have a material adverse effect on ZIM’s business.

According to the world shipping council (WSC), the Asia trade regions represent approximately 70% of the total TEUs of international container trade, and the Intra-Asia trade alone accounts for at least one quarter of the global market. Although ZIM also operates in many countries in Asia, the Far East and southeast Asia (such as Vietnam, South Korea and Thailand), a significant portion of ZIM’s business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the United States and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the United States and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “Item 3.D—Risk factors—Risks Related to Our Interest in ZIM—ZIM’s business may be adversely affected by trade protectionism in the markets that ZIM serves, particularly in China.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday, factory shutdowns due to COVID-19 pandemic or other factors, could have a material adverse effect on ZIM’s business. For instance, in recent years the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect ZIM’s vessels calling on Chinese ports and could have a material adverse effect on ZIM’s business, financial condition and results of operations.

Imbalance between supply of global container ship capacity and demand may limit ZIM’s ability to operate its vessels profitably.

According to Alphaliner, as of December 31, 2022, global container ship capacity was approximately 26 million TEUs, spread across approximately 5,700 vessels. Furthermore, global container ship capacity is expected to increase by 8.2% in 2023, with a vessel order book of 7.5 million TEU, the highest since 2010, while demand for shipping services is projected to increase only by 1.4%, therefore the increase in vessel capacity is expected to be higher than the increase in demand for container shipping. During the second half of 2020 and in 2021 carriers resumed temporarily halted service lines, performed additional sailings, and reduced the number of idle vessels to a minimum because of a significant increase in demand and a market shift to consumption of goods over services. The increased demand for container shipping and inventory restocking during 2021 persisted for a longer period than initially anticipated, leading to reduced port productivity, disrupted sailing schedule, shortage of trucks, railways and warehousing capacity. Supply chain disruptions became a factor influencing demand and supply, while concerns regarding the vaccine rates, turnaround in the pandemic, renewed waves and new variants of the virus continue to pose risk for future worldwide demand. During 2022 demand declined partially due to reduction in consumption and higher interest rates, while both COVID-19 restrictions and congestion in ports have generally eased.

In an attempt to meet the sharp demand increase during 2021, ZIM has expanded its operated vessel fleet from 87 vessels as of January 1, 2021, to 150 vessels as of December 31, 2022 (including eight purchased secondhand), as well as entered into strategic long term charter transactions. See “Item 4.B Business Overview—Our Businesses—ZIM—Strategic Chartering Agreements.”

Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to the shortage of vessels in the charter market. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to increased capacity, including deliveries of new, refurbished or converted vessels, as a response to, among other factors, port and canal congestion, any increase in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire) as well as decreased scrapping levels of older vessels. In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect ZIM’s revenues and costs of operations, profitability and asset values. Overcapacity can cause the industry to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and ZIM may incur additional costs as a result thereof.

Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestion, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of ZIM’s control. Such decisions are based on local policies and concerns and the interests of the container shipping industry may not be considered.

ZIM’s access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, ZIM may have difficulty in securing sufficient berthing windows to expand its operations in accordance with its growth strategy, due to the limited availability of terminal facilities.

ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, including COVID-19, or other reasons beyond ZIM’s control. The COVID-19 pandemic has caused disruptions to global trade and severe congestion at ports and inland supply chains. Ports and terminals may implement certain measures and work procedures intended to relieve congestion which may also limit ZIM’s access to terminals and apply additional costs to it or to its customers. For example, in October 2021 the port of Los Angeles and the port of Long Beach, California, together with the Biden-Harris Supply Chain Disruptions Task Force, U.S. Department of Transportation, introduced a new dwell fee to be applied against containers that remained in the terminal longer than a specified permitted amount of days. While the implementation date of this dwell fee was delayed several times as congestion conditions improved until it was finally terminated on January 24, 2023, similar congestion related charges have been declared by the port in New York and New Jersey and the Houston Port Authority in August and September 2022. Although ZIM has taken measures to relieve congestion at these and other ports and to avoid dwell fee and similar charges, dwell fees or similar charges and other measures may be imposed in additional ports and terminals in other geographical areas, and ZIM may not be able to recover or mitigate the additional costs by applying similar charges on ZIM’s customers. Although port, terminal and inland supply chain congestion generally eased during the second half of 2022, macroeconomic and geopolitical factors such as accelerating inflation, high energy costs and the Russian-Ukraine conflict may place pressure on terminals to increase their services rates, thereby increasing ZIM’s operational costs. ZIM cannot ensure that its efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on ZIM’s business, financial condition and results of operations.

Changing trading patterns, trade flows and sharpening trade imbalances may adversely affect ZIM’s business, financial condition and results of operations.

ZIM’s TEUs carried can vary depending on the balance of trade flows between different world regions. For each service ZIM operates, it measures the utilization of a vessel on the “strong,” or dominant, leg, as well as on the “weak,” or counter-dominant, leg by dividing the actual number of TEUs carried on a vessel by the vessel’s effective capacity. Utilization per voyage is generally higher when transporting cargo from net export regions to net import regions (the dominant leg). Considerable expenses may result when empty containers must be transported on the counter-dominant leg. ZIM seeks to manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction by utilizing its global network to increase cargo on the counter-dominant leg and by triangulating its land transportation activities and services. If ZIM is unable to successfully match demand for container capacity with available capacity in nearby locations, it may incur significant balancing costs to reposition its containers in other areas where there is demand for capacity. It is not guaranteed that ZIM will always be successful in minimizing the costs resulting from the counter-dominant leg trade, which could have a material adverse effect on ZIM’s business, financial condition and results of operations. Furthermore, sharpening imbalances in world trade patterns—rising trade deficits of net import regions in relation to net export regions — may exacerbate imbalances between the dominant and counter-dominant legs of ZIM’s services. This could have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM’s ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect its business, and ZIM or the 2M Alliance, which recently announced its termination in January 2025, can unilaterally terminate the agreement earlier than January 2025 by providing a six-month prior written notice following a period of 12 months from April 2022, the effective date of the agreement.

The container shipping industry has experienced a reduction in the number of major carriers, and until recently, a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2016, CSCL was acquired by COSCO, APL-NOL was acquired by CMA CGM, United Arab Shipping Company merged with Hapag-Lloyd and Hanjin Shipping exited the market as a result of a bankruptcy, during 2017, Hamburg Sud was acquired by Maersk, three large Japanese carriers, K-Line, MOL and NYK merged into ONE and OOCL was acquired by COSCO, and in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and joined THE Alliance. Past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Shipping and OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine. In January 2023, the 2M Alliance members, MSC and Maersk, announced that the 2M Alliance will be terminated in January 2025, and it is not yet known how this will affect other existing alliances, if at all.

ZIM is currently not party to any strategic alliances and therefore has not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, ZIM would like to enter into a strategic alliance but is unable to do so, it may be unable to achieve the cost and other synergies that can result from such alliances. However, ZIM is party to operational partnerships with other carriers in some of the trade zones in which it operates, including a strategic operational agreement with the 2M Alliance, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents.

In September 2018, ZIM entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-U.S. East Coast (“USEC”) trade zone, which was expanded to additional services in other trades between 2019-2022. In April 2022, ZIM amended its agreement with the 2M Alliance to extend the existing collaboration agreements on the Asia- USEC and Asia-U.S. Gulf Coast (“USGC”), as well as launched two independent services on the Asia-Mediterranean and Pacific Northwest trades, replacing its cooperation with the 2M Alliance on those trades. In accordance with the 2M Alliance announcement, the 2M Alliance will terminate in January 2025. Furthermore, under ZIM’s new collaboration agreement with the 2M which went into effect in April 2022, ZIM or the 2M Alliance may terminate the agreement after the first 12 months of the agreement term (by providing a six-month prior written notice following a 12-month period from the effective date of the agreement), which is a shorter period compared to the 2018 original agreement terms. For additional information on ZIM’s strategic operational cooperation with the 2M Alliance, see “Item 4.B—Business Overview—ZIM’s operational partnerships.” The termination of ZIM’s existing operational agreements, including with the 2M Alliance, or any future cooperation agreement it may enter into, could adversely affect its business, financial condition and results of operations.

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

ZIM’s operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that ZIM accesses and serves, particularly in China, where a significant portion of its business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020 China and additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership, which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. In January 2020 China and the U.S. reached an agreement aimed at easing the trade war. However, there is no assurance that further escalation will be avoided.

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

ZIM competes with a large number of global, regional and niche container shipping companies, including, for example, Maersk, MSC, COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of its key trades, ZIM competes primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — A.P. Moller-Maersk Group, Mediterranean Shipping Company and CMA CGM — accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing less than 53.7% of global capacity as of December 31, 2022, according to Alphaliner. Certain of ZIM’s large competitors may be better positioned and have greater financial resources than ZIM and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than ZIM and may be able to gain market share by supplying their services at aggressively low freight rates for a sustained period of time. In addition, mergers and acquisition activities within the container shipping industry in recent years have further concentrated global capacity with certain of ZIM’s competitors. See “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM—ZIM’s ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect ZIM’s business, and ZIM or the 2M Alliance, which recently announced its termination in January 2025, can unilaterally terminate the agreement by providing a six-month prior written notice following a period of 12 months from April 2022, the effective date of the agreement.” If one or more of ZIM’s competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which ZIM operates or intends to enter, ZIM could lose market share as a result of increased competition, which in turn could have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM may be unable to retain existing customers or may be unable to attract new customers.

ZIM’s continued success requires it to maintain its current customers and develop new relationships. ZIM cannot guarantee that its customers will continue to use its services in the future or at the current level. ZIM may be unable to maintain or expand its relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics, especially in periods of market downturn. In addition, as some of its customer contracts are longer-term in nature (up to one year), if market freight rates increase, ZIM may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire, while if freight rates decline below the agreed contract terms ZIM may face pressure from its customers to adjust the contract rates to the prevailing market rates. Upon the expiration of its existing contracts, ZIM cannot assure you that its customers will renew the contracts on favorable terms, or if at all, or that it will be able to attract new customers. Any adverse effect would be exacerbated if ZIM loses one or more of its significant customers. In 2022, ZIM’s 10 largest customers represented approximately 16% of its freight revenues and its 50 largest customers represented approximately 31% of its freight revenues. Although ZIM believes it currently has a diversified customer base, its may become dependent upon a few key customers in the future, especially in particular trades, such that ZIM would generate a significant portion of its revenue from a relatively small number of customers. Any inability to retain or replace its existing customers may have a material adverse effect on ZIM’s business, financial condition, and results of operations.

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

ZIM engages third-party contractors, partners and agents to provide services in connection with its business. An important example is its chartering-in of vessels from ship owners, whereby the ship owner is obligated to provide the vessel’s crew, insurance and maintenance along with the vessel. Another example is ZIM’s carriers partners whom it relies on for their vessels and service to deliver cargo to its customers, as well as third-party agencies who serve as its local agents in specific locations. Disruptions caused by third-party contractors, partners and agents could materially and adversely affect ZIM’s operations and reputation.

Additionally, a work stoppage at any one of its suppliers, including ZIM’s land transportation suppliers, could materially and adversely affect its operations if an alternative source of supply were not readily available. Also, ZIM outsources part of its back-office functions to a third-party contractor. The back-office support center may shut down due to various reasons beyond ZIM’s control, which could have an adverse effect on ZIM’s business. There can be no assurance that the products delivered and services rendered by ZIM’s third-party contractors and suppliers will be satisfactory and match the required quality levels. Furthermore, major contractors or suppliers may experience financial or other difficulties, such as natural disasters, terror attacks, failure of information technology systems or labor stoppages, which could affect their ability to perform their contractual obligations to ZIM, either on time or at all. Any delay or failure of ZIM’s contractors or suppliers to perform their contractual obligations to ZIM could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

A shortage of qualified sea and shoreside personnel could have an adverse effect on ZIM’s business and financial condition

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

ZIM charters-in most of its fleet. As of December 31, 2022, of the 150 vessels through which it provides transport services globally, 141 are chartered (including 136 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average of 45.3% (according to Alphaliner). Any rise in charter hire rates could adversely affect ZIM’s results of operations.

While there have been fluctuations in the demand in the container shipping market, during 2021 and the first half of 2022, charter demand was very high for all vessel sizes, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners, and ZIM has taken steps to increase its vessel capacity in response. See “Item 4.B—Business Overview—ZIM—ZIM’s vessel fleet.” Since September 2022, charter hire rates have been normalizing with vessel availability for hire still very low. According to Clarksons Research, charter hire rates are expected to continue to fall to average or below average historical levels in 2023 (compared to the highs of 2021 and first half of 2022).

ZIM is a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on its assessment of current and future market conditions and trends. As of December 31, 2022, 80.9% of ZIM’s chartered-in vessels (or 83.1% in terms of TEU capacity) have a remaining charter period that exceeds one year, and it may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, in the future ZIM may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause its costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent ZIM replaces vessels that are chartered-in under short-term leases with vessels that are chartered-in under long- term leases or that are owned by ZIM, the principal amount of its long-term contractual obligations would increase. There can be no assurance that the terms of any such long- term leases will be favorable to ZIM in the long run.

ZIM may face difficulties in chartering or owning enough vessels in the future, including large vessels, to support its growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile. If ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to it, if at all, this may have a material adverse effect on its business, financial condition, results of operations and liquidity. Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU. As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 69% of the current global orderbook based on TEU capacity as of December 31, 2022, and approximately 35% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by December 31, 2023. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which ZIM operates. Other than its strategic agreement with Seaspan Corporation for the long-term charter of ten 15,000 TEU liquified natural gas (“LNG”) dual-fuel container vessels (see “Item 4.B Business Overview—Our Businesses—ZIM—Strategic Chartering Agreements”), ZIM does not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by its competitors will adversely impact ZIM’s competitiveness if it is not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of ZIM’s difficulties faced in participating in certain alliances and thereby accessing lager vessels for deployment. Even if ZIM is able to acquire or charter-in larger vessels, it cannot assure you it will be able to achieve utilization of its vessels necessary to operate such vessels profitably.

Rising energy and bunker prices (including LNG) may have an adverse effect on ZIM’s results of operations.

Fuel and energy expenses, in particular bunker expenses, represent a significant portion of ZIM’s operating expenses, accounting for 30.1%, 18.9% and 2.8% of ZIM’s operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, the US-China trade war, the Russian-Ukraine conflict and sanctions enacted on seaborne imports of Russian crude oil and petroleum product, concerns related to the global recession and financial turmoil, rising inflation, interest rates fluctuations, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased significantly from annual level of $64 per barrel in 2019 to an average price of $42 per barrel in 2020, due in part to decreased demand as a result of the COVID-19 pandemic and the changing dynamics among OPEC+ members, however, during 2021 crude oil prices have increased to an annual average of $71 per barrel. The recent military conflict between Russia and Ukraine led to an immediate sharp increase in bunker prices, and bunker prices may increase even further if this conflict continues. In 2022, the price of crude oil further increased to an average price of $100 per barrel.

In accordance with its ESG strategy and strategic long-term charter agreements, ZIM expects 28 LNG dual fuel container vessels to be delivered to ZIM during 2023-2024. In August 2022 ZIM has announced the signing of a ten-year marine LNG sale and purchase agreement with Shell NA LNG, LLC, or Shell, to supply LNG to ZIM’s operated ten 15,000 TEU LNG vessels chartered from Seaspan, to be deployed on ZIM’s Container Service Pacific (“ZCP”) on the Asia-USEC trade. In accordance with the agreement, Shell agreed to sell and deliver, and ZIM agreed to purchase and accept, LNG in quantities, quality, specifications, and prices as specified in the agreement. The agreement is for a period of ten years from the date of the first bunkering operation executed by the parties. This agreement may be terminated with immediate effect by either party in the event of a material breach by the other party that has not been cured within 30 days of written notice thereof. This sale and purchase agreement is estimated by ZIM to be valued at more than one billion U.S. Dollars for its ten-year term. If this agreement is terminated (due to a breach of either party), ZIM may not be able to supply ZIM’s 15,000 TEU long termed chartered vessels with enough of LNG fuel required for their operation, and ZIM will need to shift back to crude oil-based fuels, and alternatively, ZIM may be required to buy LNG at the then market terms, which could be on worse terms for ZIM compared to the terms of ZIM’s agreement with Shell. Furthermore, ZIM’s operations may be significantly affected by the supply and demand conditions of the LNG global trade market, and ZIM will need to rely on other LNG suppliers to supply LNG for ZIM’s other LNG container vessels.

The IMO 2020 Regulations entered into effect on January 1, 2020, require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. In addition, certain countries around the world require ships to burn fuel with a maximum sulfur content of 0.1% upon entry to territorial waters. The IMO 2020 Regulation led to increased demand for low sulfur fuel and higher prices for such bunker compared to the price ZIM would have paid had the IMO 2020 Regulations not been adopted. Most of the vessels chartered by ZIM do not have scrubbers, which means ZIM is required to purchase low sulfur fuel for its vessels. ZIM’s vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, ZIM implemented a New Bunker Factor (the “NBF”) surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable ZIM to mitigate the possible increased costs in full or at all. As a result of the IMO 2020 Regulations and any future regulations with which ZIM must comply, it may incur substantial additional operating costs.

A rise in bunker prices (including LNG) could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically and in line with industry practice, ZIM has imposed from time to time surcharges such as the NBF over the base freight rate it charges to customers in part to minimize its exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that ZIM will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

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

As vessel owners ZIM may incur additional costs and liabilities for the operation of its vessel fleet.

Although ZIM charters most of its fleet, ZIM currently owns and operates nine vessels, eight of which were purchased during 2021 in several separate transactions, and ZIM may purchase additional vessels, depending on market terms and conditions and on its operational needs. As a vessel owner, ZIM may incur additional costs due to maintenance and regulatory requirements. In addition, as vessel owners, ZIM may be exposed to higher risks due to its responsibility to the crew and operational condition of the vessel. ZIM intends to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however its insurance policy may not cover all or part of its costs (see also below “Item 3.D Risk Factors—Risks Related to Operating ZIM’s Vessel Fleet—ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations”).

There are numerous risks related to the operation of any sailing vessel and ZIM’s inability to successfully respond to such risks could have a material adverse effect on it.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect ZIM’s reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuels and piracy. For example, ZIM incurred expenses of $15.2 million in respect of claims and demands for lost and damaged cargo, vessels and war risks for the year ended December 31, 2022. Such claims are typically insured and ZIM’s deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, ZIM’s vessels have been involved in collisions resulting in loss of life and property as well as weather related events which damaged its cargo. For example, in October 2021, ZIM Kingston, one of its chartered vessels, experienced a collapse and loss of containers due to bad weather which also resulted in a fire erupting onboard while approaching the port of Vancouver. Both vessel and cargo suffered damages, however no personal injuries were involved.

The occurrence of any of the aforementioned risks could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and it may not be adequately insured against any of these risks. For more information about ZIM’s insurance coverage, see “Item 3.D Risk Factors—Risks Related to Operating ZIM’s Vessel Fleet—ZIM’s insurance may be insufficient to cover losses that may occur to ZIM’s property or result from its operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Although both the frequency and success of attacks have diminished recently, potential acts of piracy continue to be a risk to the international container shipping industry that requires vigilance. Additionally, ZIM’s vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If its vessels are found with contraband, whether with or without the knowledge of any of its crew, ZIM may face governmental or other regulatory claims or penalties as well as suffer damage to its reputation, which could have an adverse effect on its business, results of operations and financial condition.

ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. ZIM procures insurance for its fleet in relation to risks commonly insured against by operators and vessel owners, which ZIM believes is adequate. ZIM’s current insurance includes (i) hull and machinery insurance covering damage to ZIM’s and third-party vessels’ hulls and machinery from, among other things and collisions (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance, entered with reputable protection and indemnity, or P&I, clubs covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, lost or damaged cargo, third-party claims in excess of a vessel’s insured value arising from collisions with other vessels, damage to other third-party property including fixed and floating objects, in excess of a vessel’s insured value and pollution arising from oil or other substances.

While all of its insurers and P&I clubs are highly reputable, ZIM can give no assurance that it is adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, ZIM may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of ZIM’s financing agreements, insurance proceeds are pledged or assigned in favor of the creditor who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds ZIM may receive from claims under its insurance policies. ZIM may also be subject to supplementary calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the P&I clubs through which ZIM receives indemnity insurance coverage. There is no cap on ZIM’s liability exposure for such calls or premiums payable to its P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. ZIM’s insurance policies also contain deductibles, limitations and exclusions which, although ZIM believes are standard in the shipping industry, may nevertheless increase its costs. While ZIM does not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed its insurance coverage, which might have a material adverse effect on ZIM’s business, financial condition and results of operations.

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

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo, vessel owners and lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lienholder may enforce its lien by vessel arrest proceedings. Unless such claims are settled, vessels may be subject to foreclosure under the relevant jurisdiction’s maritime court regulations. In some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in ZIM’s fleet for claims relating to another of its vessels. The arrest or attachment of one or more of ZIM’s vessels could interrupt its business or require ZIM to pay or deposit large sums to have the arrest lifted, which could have a material adverse effect on ZIM’s business, financial condition and results of operations.

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

Any violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of ZIM’s “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject ZIM to fines, penalties and other sanctions. For additional information, see “Item 4.B—Business Overview—Our Businesses—ZIM—ZIM’s Regulatory Matters.”

ZIM is subject to competition and antitrust regulations in the countries where it operates, and has been subject to antitrust investigations by competition authorities. Moreover, the sharp increase in freight rates and related charges during 2021 and the first half of 2022 has resulted in increased scrutiny by regulators around the world and ZIM may face antitrust investigations.

ZIM is subject to competition and antitrust regulations in each of the countries where it operates. In most of the jurisdictions in which ZIM operates, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. However, it is difficult to predict whether existing exemptions or their renewal will be affected in the future. ZIM is a party to numerous operational partnerships and views these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that it relies on could negatively affect its business and results of operations. For example, Commission Regulation (EC) No 906/2009, or the Consortia Block Exemption Regulation (“CBER”), exempts certain cooperation agreements in the liner shipping sector (such as operational cooperation agreements), from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union. This Block Exemption Regulation is due to expire in April 2024. During 2022, the European Union launched a legal review of the CBER to decide whether to renew, modify or allow the CBER to lapse. The EU competition authority, or the DG Competition, is expected to publish its conclusions on the future of the CBER following a call for evidence published to industry stakeholders, with most of the responses received arguing for either modification or non-renewal of the CBER. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit ZIM’s ability to enter into cooperation arrangements with other shipping companies and effectively compete with other carriers, which could adversely affect its business, financial condition and results of operations. In addition, the non-renewal or modification of the existing CBER is expected to adversely affect the review and renewal processes of similar block exemptions regulations in other jurisdictions, and the uncertainty of the future of the CBER may contribute to the shortening of block exemption regulation effective periods in other jurisdictions.

The spike in freight rates and related charges during the previous two years has resulted in increased scrutiny and enforcement actions by governments and regulators around the world, including U.S. President Biden’s administration and the Federal Maritime Commission (the “FMC”), as well as the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 mandates a series of rulemaking projects by the FMC and requires carriers to immediately implement certain requirements in detention and demurrage invoices, which may affect ZIM’s ability to effectively collect these fees from ZIM’s customers, heighten the risk of civil litigation against ZIM and adversely affect its financial results. If ZIM is found to be in violation of the applicable regulation, it could be subject to various sanctions, including monetary sanctions.

In recent years, a number of liner shipping companies, including ZIM, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Although ZIM has taken measures to fully comply with antitrust regulatory requirements and have adopted a comprehensive antitrust compliance plan, which includes, among others, mandatory periodic employee trainings, ZIM may face investigations from time to time, and, if it is found to be in violation of the applicable regulation, ZIM could be subject to criminal, civil and monetary sanctions, as well as related legal proceedings.

ZIM is also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. Particularly, in September 2022 an FMC complaint was filed against ZIM claiming it overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in preliminary stages. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on ZIM’s business, reputation, financial condition, results of operations and liquidity. For further information, see “Item 4.B—Business Overview—Our Businesses—ZIM— Legal Proceedings” and Note 27 to ZIM’s audited consolidated financial statements included elsewhere in this annual report.

ZIM could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. ZIM’s anti- bribery and anti-corruption plan mandate compliance with these anti-bribery laws, establishes anti bribery and anti-corruption policies and procedures, imposes mandatory training on its employees and enhances reporting and investigation procedures. ZIM operates in many parts of the world that are recognized as having governmental and commercial corruption. ZIM cannot assure you that its internal control policies and procedures will protect it from reckless or criminal acts committed by its employees or third-party intermediaries. In the event that ZIM believes or has reason to believe that its employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, ZIM may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt ZIM’s business and have a material adverse effect on its business, financial condition, results of operations or liquidity.

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

The operation of its vessels is also affected by the requirements set forth in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of ZIM’s vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject ZIM to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires ZIM to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization (the “IMO”) and the flag states, these requirements could require significant additional capital expenditures by ZIM or otherwise increase the costs of its operations.

ZIM is subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on ZIM’s business. In addition, ESG regulation and reporting is expected to intensify in the future, which could increase its operational costs.

ZIM’s operations are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which its vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low- sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. ZIM is subject to the International Convention for the Prevention of Pollution from Ships (or, MARPOL Convention, including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the CERCLA, the U.S. Clean Water Act (CWA), and National Invasive Species Act (NISA), among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment, make ship modifications or operational changes and may affect the useful lives or the resale value of ZIM’s vessels.

If ZIM fails to comply with any environmental requirements applicable to it, it could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the termination or suspension of, and substantial harm to, its operations and reputation. Specifically, in September 2022 ZIM was approached by a state regulator who indicated that ZIM did not meet the local environmental regulation and provided an initial informal assessment as to ZIM’s scope of liability, subject to ZIM’s possible counter arguments. ZIM is currently reviewing the claims and initial informal assessment. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject ZIM to liability without regard to whether it was negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, ZIM could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from its vessels, or otherwise, in connection with its operations. ZIM is required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although ZIM has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on ZIM’s business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of ZIM’s vessels and events of this nature could have a material adverse effect on ZIM’s business, reputation, financial condition and results of operations.

ZIM may also incur additional compliance costs relating to existing or future ESG requirements, which have recently intensified and are expected to intensify in the future, and which could have a material adverse effect on ZIM’s business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions and use of “cleaner” fuels (including LNG), imposition of vessel speed limits, changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; and development and implementation of emergency procedures. For example, on November 1, 2022, new amendments to the MARPOL Annex IV entered into effect and introduced new energy efficiency and CO2 emissions requirements relating to Existing Ship Energy Index (EEXI) and Operational Carbon Intensity Indicator (CII) for both new and existing vessels. Compliance with the new regulation involves additional costs and the implementation of optimization strategies such as slow steaming, which may increase ZIM’s vessels’ voyage transit times. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect ZIM’s operations, require ZIM to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in ZIM’s denial of access to, or detention in, certain jurisdictional waters or ports. For further information on the environmental regulations ZIM is subject to and ESG (sustainability), see “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Regulatory Matters—Environmental and other regulations in the shipping industry.”

Regulations relating to ballast water discharge may adversely affect ZIM’s results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D 2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D 2 standard will involve installing on- board systems to treat ballast water and eliminate unwanted organisms (ballast water management systems). Vessels constructed on or after September 8, 2017, are required to comply with the D 2 standards. ZIM is subject to costs of compliance for its owned vessels, which may adversely affect its results of operation and financial condition.

ZIM is also subject to U.S. regulations with respect to ballast water discharge. Although the 2013 Vessel General Permit (VGP) program and The National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (the “EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. EPA published a notice of proposed rulemaking - Vessel Incidental Discharge National Standards of Performance for public comment on October 26, 2020. The comment period closed on November 25, 2020. VIDA requires the U.S. Coast Guard to develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years of the EPA’s publication of proposed rulemaking. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. Furthermore, ZIM is also subject, and may be subject in the future, to local or state ballast regulation. For example, on January 1, 2022, new ballast water management requirements entered into effect in California. State enacted requirements may include more stringent standards than the proposed requirements and standards set forth by the EPA and U.S. Coast Guard. Currently, all of ZIM’s vessels deployed in the U.S. trades are equipped with ballast water management systems. New federal and state regulations could require the installation of, or further improvement of already installed, ballast management systems, or place new requirements and standards which may cause ZIM to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely affect its operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on shipping. The Glasgow Climate Change Conference held between October and November 2021 with the participation of nearly 200 countries’ leaders reiterated their countries’ commitment to bringing down emissions and finalized guidelines for the full implementation of the Paris Agreement. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

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

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built, maintained and repaired, when necessary, in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society as well as the regulations of the beneficial owner’s country of registration. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys, which may result in recommendations or requirements to undertake certain repairs or upgrades. Currently, all of ZIM’s vessels have the required certifications. However, maintaining class certification could require ZIM to incur significant costs. If any of ZIM’s owned and certain of its chartered-in vessels does not maintain its class certification, it might lose its insurance coverage and be unable to trade, and ZIM will be in breach of relevant covenants under its financing arrangements, in relation to both failing to maintain the class certification as well as having effective insurance. Failure to maintain the class certification of one or more of its vessels could have, under extreme circumstances, a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

Changes in tax laws, tax treaties as well as judgments and estimates used in the determination of tax-related asset (liability) and income (expense) amounts, could materially adversely affect its business, financial condition and results of operations.

ZIM operates in various jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which ZIM operates or does business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect its financial results. The tax rules of the various jurisdictions in which ZIM operates or conducts business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Specifically, on December 20, 2022, the OECD published an implementation package for Pillar Two model rules, currently expected to enter into effect in member countries in 2024 and 2025. The Pillar Two rules were introduced to ensure that large multinational enterprises (MNEs) pay a minimum level of tax on the income arising in each jurisdiction where they operate. The current minimum effective tax rate that was determined under Pillar Two is 15%. While Pillar Two model rules are not intended to be applied to international shipping income, other sources of ZIM’s income may be affected as a result of Pillar Two entering into effect, and there is still uncertainty regarding the scope and manner of the mandatory reporting by shipping companies pursuant to these rules. Furthermore, as the Pillar Two model is expected to enter into effect in 2024 in some countries and in 2025 in others, there is still uncertainty as to how the Pillar Two model will be applied evenly during this transition period. ZIM is currently monitoring the developments of the Pillar Two legislation process and are evaluating its potential impact on ZIM’s financial results.

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

Risks Related to ZIM’s Financial Position and Results

If ZIM is unable to generate sufficient cash flows from its operations, its liquidity will suffer and it may be unable to satisfy its obligations and operational needs.

ZIM’s ability to generate cash flow from operations to cover ZIM’s operational costs and to make payments in respect of its obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on its future performance, which will be affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If it is unable to generate sufficient cash flow from operations to satisfy its obligations, liabilities and operational needs, ZIM may need to borrow funds or undertake alternative financing plans, or to reduce or delay capital investments and other costs. It may be difficult for ZIM to incur additional debt on commercially reasonable terms due to, among other things, ZIM’s financial position and results of operations and market conditions. ZIM’s inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on its business.

Volatile market conditions could negatively affect ZIM’s business, financial position, or results of operations and could thereby result in impairment charges.

As of the end of each of ZIM’s reporting periods, ZIM examines whether there have been any events or changes in circumstances, such as a deterioration of general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount. and, if necessary, an impairment loss is recognized in its financial statements.

For each of the years ended December 31, 2022, 2021 and 2020, ZIM did not recognize an impairment loss in its financial statements. As of December 31, 2021, and 2020, ZIM concluded there were no indications for impairment. With respect to the impairment analysis carried out as of December 31, 2022, see Note 6 to published ZIM’s audited consolidated financial statements in its annual report. However, ZIM cannot assure that it will not recognize impairment losses in future years. If an impairment loss is recognized, ZIM’s results of operations will be negatively affected. Should freight rates decline significantly or ZIM or the shipping industry experience adverse conditions, this may have a material adverse effect on its business, results of operations and financial condition, which may result in ZIM recording an impairment charge.

Foreign exchange rate fluctuations and controls could have a material adverse effect on ZIM’s earnings and the strength of its balance sheet.

Since ZIM generates revenues in a number of geographic regions across the globe, it is exposed to operations and transactions in other currencies. A material portion of ZIM’s expenses are denominated in local currencies other than the U.S. Dollar. Most of ZIM’s revenues and a significant portion of its expenses are denominated in the U.S. Dollar, creating a partial natural hedge. To the extent other currencies increase in value relative to the U.S. Dollar, ZIM’s margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact the value of goods as between two trading countries. Where possible, ZIM endeavors to match its foreign currency revenues and costs to achieve a natural hedge against foreign exchange and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. In addition, foreign exchange controls in countries in which it operates may limit ZIM’s ability to repatriate funds from foreign affiliates or otherwise convert local currencies into U.S. Dollars.

ZIM’s operating results may be subject to seasonal fluctuations.

The markets in which ZIM operates have historically exhibited seasonal variations in demand and, as a result, freight rates have also historically exhibited seasonal variations. This seasonality can have an adverse effect on its business and results of operations. As global trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor affecting ZIM’s results of operations in the future. See “Item 4.B Business Overview—Our Businesses—ZIM—ZIM’s Seasonality.”

Risks Related to ZIM’s Operations in Israel

ZIM is incorporated and based in Israel and, therefore, its results may be adversely affected by political, economic and military instability in Israel.

ZIM is incorporated and its headquarters are located in Israel and the majority of its key employees, officers and directors are residents of Israel. Additionally, the terms of the Special State Share require ZIM to maintain its headquarters and to be incorporated in Israel, and to have its chairman, chief executive officer and a majority of its board members be Israeli. As an Israeli company, ZIM has relatively high exposure, compared to many of its competitors, to acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). Political, economic and military conditions in Israel may directly affect ZIM’s business and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with ZIM. In particular, the Israeli judicial reform proposal introduced by the Israeli government in January 2023, which, if adopted, will affect the separation of powers among the three branches of government, has sparked significant backlash both inside and outside of Israel, led to civil protest and raises economic concerns regarding Israel’ sovereign credit rating, increased interest rates, currency fluctuations, inflation, securities market volatility and scope of future investments in Israel. If any of the foregoing risks were to materialize, it may have an adverse effect on ZIM’s business, its results of operations and its ability to raise additional funds. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. ZIM’s status as an Israeli company may limit its ability to call on certain ports and therefore could limit its ability to enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected its operations and its ability to compete effectively within certain trades. In addition, its status as an Israeli company may limit its ability to enter into alliances that include certain carriers who are not willing to cooperate with Israeli companies.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disrupting economic activities. The State of Israel also faces terrorist attacks against civilian population, including terrorist activity and acts of violence originating from the West Bank and East Jerusalem. Political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, have affected and continue to affect the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in the Gaza Strip and Hezbollah in Lebanon. Armed conflicts or hostilities in Israel or neighboring countries could cause disruptions in ZIM’s operations, including significant employee absences, failure of its information technology systems and cyber-attacks, which may lead to the shutdown of its headquarters in Israel. For instance, during the 2006 Lebanon War, a military conflict took place in Lebanon. As a result of rocket fire in the city of Haifa, ZIM closed its headquarters for several days. Although ZIM maintains an emergency plan, such events can have material effects on its operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact ZIM’s business relationships and thereby have a material adverse effect on its business, financial condition, results of operations or liquidity. If ZIM’s facilities, including its headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for it to develop alternative infrastructure and ZIM may not be able to avoid service interruptions. Additionally, ZIM’s owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency. Any of the aforementioned factors may negatively affect ZIM and its results of operations.

ZIM’s commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. The Israeli government currently provides compensation only for physical property damage caused by terrorist attacks or acts of war, based on the difference between the asset value before the attack and immediately after the attack or on any cost of repairing the damage, whichever is lower. Any losses or damages incurred by ZIM could have a material adverse effect on its business. Any armed conflict involving Israel could adversely affect its business and results and operations.

Further, ZIM’s operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2022, ZIM had approximately 830 employees based in Israel, certain of whom may be called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. ZIM’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect its business and operations.

General Risk Factors for ZIM

ZIM faces cyber-security risks.

ZIM’s business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, ZIM maintains information security policies and procedures for managing its information technology systems. Despite security and controls design, implementation and updates, its information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in ZIM’s industry, have been the subject of cyber-security attacks in recent years. For example, one of ZIM’s peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. Other Israeli companies are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

Cyber-security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of ZIM’s information technology systems as well as the information technology systems of its customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information, and breach of protected data belonging to third parties. In addition, following the COVID-19 pandemic, ZIM has reduced its staffing in its offices and increased its reliance on remote access of its employees. ZIM has taken measures to enable it to face cyber-security threats, including backup and recovery and backup measures, as well as cyber security awareness trainings and annual company-wide cyber preparedness drills. However, there is no assurance that these measures will be successful in coping with cyber-security threats, as these develop rapidly, and ZIM may be affected by and become unable to respond to such developments. A cyber-security breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on ZIM’s business, financial condition and results of operation.

ZIM faces risks relating to its information technology and communication system.

ZIM’s information technology and communication system supports all of its businesses processes throughout the supply chain, including ZIM’s customer service and marketing teams, business intelligence analysts, logistics team and financial reporting functions. ZIM’s primary data center is in Europe with a back-up data center in Israel, and ZIM has indicated that it is preparing a second data center in Europe expected to launch by the end of 2023. While it has a disaster recovery plan pursuant to which it is able to immediately activate the back-up data center in the event of a failure at ZIM’s primary data center, if ZIM’s primary data center ceases to be available to its without sufficient advance notice, ZIM would likely experience delays in its operating activities.

Additionally, ZIM’s information systems and infrastructure could be physically damaged by events such as fires, terrorist attacks and unauthorized access to ZIM’s servers and infrastructure, as well as the unauthorized entrance into ZIM’s information systems. Furthermore, ZIM communicates with ZIM’s customers through an ecommerce platform. ZIM’s ecommerce platform was developed and is run by third-party service providers over which ZIM has no management control. A potential failure of ZIM’s computer systems or a failure of ZIM’s third-party ecommerce platform providers to satisfy their contractual service level commitments to ZIM may have a material adverse effect on ZIM’s business, financial condition and results of operation. ZIM’s efforts to modernize and digitize ZIM’s operations and communications with ZIM’s customers further increase ZIM’s dependency on information technology systems, which exacerbates the risks ZIM could face if these systems malfunction.

ZIM is subject to data privacy laws, including the European Union’s General Data Protection Regulation, and any failure by ZIM to comply could result in proceedings or actions against it and subject ZIM to significant fines, penalties, judgments and negative publicity.

ZIM is subject to numerous data privacy laws, including Israeli privacy laws and the European Union’s General Data Protection Regulation (2016/679), or the GDPR, which relates to the collection, use, retention, security, processing and transfer of personally identifiable information about ZIM’s customers and employees in the countries where ZIM operates. ZIM has also been certified as compliant with ISO27001 in Israel (information security management standard) and ISO27701(extension to the information security management standard).

The EU data protection regime expands the scope of the EU data protection law to all companies processing data of EEA individuals, imposes a stringent data protection compliance regime, including administrative fines of up to the greater of 4% of worldwide turnover or €20 million (as well as the right to compensation for financial or non-financial damages claimed by any individuals), and includes new data subject rights such as the “portability” of personal data. Although ZIM is generally a business that serves other businesses (B2B), it still processes and obtains certain personal information relating to individuals, and any failure by ZIM to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against it, which could subject ZIM to significant fines, penalties, judgments and negative publicity.

Labor shortages or disruptions could have an adverse effect on ZIM’s business and reputation.

ZIM employs, directly and indirectly, approximately 6,530 employees around the globe (including contract workers). ZIM, its subsidiaries, and the independent agencies with which it has agreements could experience strikes, industrial unrest or work stoppages. Several ZIM’s employees are members of unions. In recent years, ZIM has experienced labor interruptions as a result of disagreements between management and unionized employees and has entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on its business and reputation. Disputes with ZIM’s unionized employees may result in work stoppage, strikes and time-consuming litigation. ZIM’s collective bargaining agreements include termination procedures which affect its managerial flexibility with re-organization procedures and termination procedures. In addition, its collective bargaining agreements affect ZIM’s financial liabilities towards employees, including because of pension liabilities or other compensation terms.

ZIM incurs increased costs as a result of operating as a public company, and its management team, which has limited experience in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares have been listed in the United States since January 2021, ZIM incurs accounting, legal and other expenses that it did not incur as a private company, including costs associated with ZIM’s reporting requirements under the Exchange Act. It also incurs costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. These rules and regulations have increased ZIM’s legal and financial compliance costs, introduced new costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. In addition, ZIM’s senior management and other personnel must divert attention from operational and other business matters to devote substantial time to these public company requirements. ZIM’s current management team has limited experience managing and operating a company that is publicly traded in the United States. Failure to comply or adequately comply with any laws, rules or regulations applicable to ZIM’s business may result in fines or regulatory actions, which may adversely affect ZIM’s business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for its ordinary shares.

Changes in the laws and regulations affecting public companies could result in increased costs to ZIM as it responds to such changes. These laws and regulations could make it more difficult or more costly for ZIM to obtain certain types of insurance, including director and officer liability insurance, and it may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage, including increased deductibles. The impact of these requirements could also make it more difficult for ZIM to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers. ZIM cannot predict or estimate the amount or timing of additional costs ZIM may incur in order to comply with such requirements. Any of these effects could adversely affect ZIM’s business, financial condition and results of operations.

The State of Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti- takeover effect.

The State of Israel holds a Special State Share in ZIM, which imposes certain limitations on its operating and managing activities and could negatively affect its business and results of ZIM’s operations. These limitations include, among other things, transferability restrictions on ZIM’s share capital, restrictions on its ability to enter into certain merger transactions or undergo certain reorganizations and restrictions on the composition of its board of directors and the nationality of its chief executive officer, among others.

Because the Special State Share restricts the ability of a shareholder to gain control of ZIM, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of its ordinary shares or otherwise negatively affect its business and results of operations. In addition, the terms of the Special State Share dictate that ZIM maintains a minimum fleet of 11 wholly-owned seaworthy vessels.

Currently, as a result of waivers received from the State of Israel, ZIM owns fewer vessels than the minimum fleet requirement. However, if it acquires and owns additional vessels in the future, these vessels would be subject to the minimum fleet requirements and conditions of the Special State Share, and if ZIM would want to dispose of such vessels, it would need to obtain consent from the State of Israel. For further information on the Special State Share, see “Item 4.B—Business Overview—Our Business—ZIM’s Special State Share.”

ZIM’s dividend policy is subject to change at the discretion of its board of directors and there is no assurance that its board of directors will declare dividends in accordance with this policy.

ZIM’s board of directors has adopted a dividend policy, which was recently amended in August 2022, to distribute a dividend to its shareholders on a quarterly basis at a rate of 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by ZIM (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, all subject to its board of directors’ absolute discretion at the time of any such distribution, and the satisfaction of the applicable relevant tests under the Israeli Companies law at the time of these distributions. During 2022, ZIM paid cash dividends of approximately $2.04 billion, $342 million, $570 million and $354 million, or a total of $3.30 billion on April 4, 2022, June 8, 2022, September 8, 2022, and December 7, 2022, respectively. During 2021, ZIM paid a special cash dividend of approximately $237 million, or $2.00 per ordinary share and a cash dividend of approximately $299 million, or $2.50 per ordinary share. On March 13, 2023, ZIM’s board of directors declared a cash dividend of approximately $769 million, or $6.40 per ordinary share, resulting in a cumulative annual dividend amount of approximately 44% of 2022 net income, to be paid on April 3, 2023, to holders of the ordinary shares as of March 24, 2023.

Any dividends must be declared by ZIM’s board of directors, which will take into account various factors including ZIM’s profits, ZIM’s investment plan, ZIM’s financial position and additional factors it deems appropriate. While ZIM initially intends to distribute 30 - 50% of its annual net income, the actual payout ratio could be anywhere from 0% to 50% of ZIM’s net income, and may fluctuate depending on ZIM’s cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with ZIM’s board’s policy or at all, and ZIM’s board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, ZIM expects that the amount of any cash dividends ZIM distributes will vary between distributions as a result of such factors. ZIM has not adopted a separate written dividend policy to reflect ZIM’s board’s policy.

ZIM’s ability to pay dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent ZIM from meeting its existing and future obligations when they become due.

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

We may not pay dividends or make other distributions.

We have paid significant dividends in 2022 and prior years but there is no assurance as to the level of future dividends or whether we will pay dividends at all. Our dividends have generally been funded by dividends from subsidiaries and associated companies and sales of interests in our businesses. Distributions from subsidiaries and associated companies may be lower in the future and there is no assurance that we will receive any dividends, which would impact our ability to pay dividends. Even if we do have sufficient funds, we may choose to use our cash for purposes other than dividends, including investment in existing or new businesses. Therefore there is no assurance that Kenon shareholders will receive any dividends in the future or as to the amount of any such dividends.

Any dividends are also subject to legal limitations. Under Singapore law and our constitution, dividends, whether in cash or in specie, must be paid out of our profits available for distribution. The availability of distributable profits is assessed on the basis of Kenon’s stand-alone accounts (which are based upon the Singapore Financial Reporting Standards (the “SFRS”). We may incur losses and we may not have sufficient distributable income that can be distributed to our shareholders as a dividend or other distribution in the foreseeable future. Therefore, we may be unable to pay dividends to our shareholders unless and until we have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for us to pay dividends to our shareholders.

Under Singapore law, it is possible to effect either a court-free or court-approved capital reduction exercise to return cash and/or assets to our shareholders. Further, the completion of a court-free capital reduction exercise will depend on whether our directors are comfortable executing a solvency statement attesting to our solvency, as well as whether there are any other creditor objections raised. We have completed capital reduction exercises in connection with some prior distributions, but there is no assurance that we will be able to complete further capital reductions in the future.

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

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. For example, in every year between 2018 and 2022, we have made cash distributions to our shareholders. Although a significant percentage of our shareholders hold their shares through the TASE, each of these distributions was denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar are exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

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

Furthermore, there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be automatically enforceable in Singapore. Additionally, there is doubt as to whether a Singapore court would impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. We have undertaken not to oppose the enforcement in Singapore of judgments or decisions rendered in Israel or in the United States in a class action or derivative action to which Kenon is a party. Notwithstanding such an undertaking, it may still be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our constitution and by the laws governing companies incorporated or, as the case may be, registered in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of our board of directors than they would as shareholders of a corporation incorporated in the United States. For information on the differences between Singapore and Delaware corporation law, see “Item 10.B Constitution.”

Singapore corporate law may delay, deter or prevent a takeover of our company by a third party, but as a result of a waiver from application of the Code, our shareholders may not have the benefit of the application of the Singapore Code on Take-Overs and Mergers, which could adversely affect the value of our ordinary shares.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Companies Act 1967, or the Singapore Companies Act, and our constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and (ii) the granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting (the “AGM”) of shareholders held in 2022 (the “2022 AGM”), our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2023, or the 2023 AGM, or the expiration of the period by which the 2023 AGM is required by law to be held, whichever is earlier) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2022 AGM and shareholders will be asked to renew this authority at the 2023 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

It is likely that we were classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2022 and could continue to be for foreseeable future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earnings our proportionate share of the income of any other business in which we own, directly or indirectly, 25% or more (by value) of the stock. For example, in February 2021, ZIM completed its initial public offering, which reduced our equity interest from 32% to approximately 28%. In addition, between September and November 2021, Kenon sold ZIM shares reducing its equity interest in ZIM to approximately 26%. In March 2022, Kenon sold additional ZIM shares further reducing its equity interest in ZIM to approximately 20.7%. As a result of this sale of ZIM shares, we are no longer able to treat our proportionate share of ZIM’s businesses and earnings as directly owned for purposes of determining whether we are a PFIC, for the taxable year ended December 31, 2022 and foreseeable future taxable years.

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

Based upon, among other things, the valuation of our assets and the composition of our income and assets taking into account such additional sale of ZIM shares, we believe we were likely a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, the reduction in our equity interest in ZIM to below 25% limits our ability to treat our proportionate share of ZIM’s businesses and earnings as directly owned, which could increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income. Based upon, among other things, the valuation of our assets and the composition of our income and assets taking into account such sale of ZIM shares, we anticipate that we will likely be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2023 and could continue to be for foreseeable future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for such year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, the U.S. federal income tax consequences to a U.S. Holder of the ownership, and disposition of our ordinary shares will depend on whether or not such U.S. Holder makes a “qualified electing fund” or “QEF” election (the “QEF Election”) or makes a mark-to-market election (the “Mark-to-Market Election”) with respect to our ordinary shares. We will endeavor to provide U.S. Holders with a PFIC annual information statement for our 2022 taxable year in order to enable U.S. Holders to make a QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We were incorporated in March 2014 under the Singapore Companies Act to be the holding company of certain companies that were owned (in whole, or in part) by IC in connection with our Spin-off from IC in January 2015. We currently own the following:

•	an approximately 55% interest in OPC, an owner, developer and operator of power generation facilities in the Israeli and US power market;

•	an approximately 20.7% interest in ZIM, a large provider of global container shipping services; and

•	a 12% interest in Qoros, a China-based automotive company.

In connection with our Spin-off from IC, we also held a 29% interest in Tower, a NASDAQ- and TASE-listed specialty foundry semiconductor manufacturer. In July 2015, we completed a pro-rata distribution in specie of substantially all of our interest in Tower. In 2016, we sold our remaining interest in Tower.

In addition, in connection with our Spin-off from IC, we held a 100% interest in IC Power, which in turn held 100% of (i) OPC and (ii) Inkia, which owned and operated power generation and distribution businesses in Latin America and the Caribbean, the Inkia Business. In August 2017, OPC conducted an IPO and listed on the TASE, and as a result of this IPO, together with subsequent equity offerings by OPC, our holdings have been reduced to approximately 55%. Subsequently, in December 2017, Inkia sold the Inkia Business. In January 2021, an entity which is 70%-owned by OPC acquired CPV.

At the time of our Spin-off from IC, we held a 50% interest in Qoros, with Chery holding the remaining 50% interest. In 2018, the Majority Shareholder invested approximately $1 billion to acquire control of Qoros, reducing our stake to 24%, and in 2020, we completed the sale of an additional 12% to the Majority Shareholder. In April 2021, we entered into an agreement to sell our remaining 12% interest in Qoros to the Majority Shareholder. However, the Majority Shareholder has failed to make required payments under this agreement. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group, as well as other litigation proceedings against these parties. The proceedings are ongoing.

The legal and commercial name of the Company is Kenon Holdings Ltd. Our principal place of business is located at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192. Our telephone number at our principal place of business is + 65 6351 1780. Our internet address is www.kenon-holdings.com. We have appointed Gornitzky & Co., Advocates and Notaries, as our agent for service of process in connection with certain claims which may be made in Israel.

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

We have implemented the strategy we established in connection with the Spin-off, and our businesses and our holdings have substantially evolved, while we have realized significant value for our shareholders.

We have made significant distributions to shareholders, totaling over $2 billion in cash and listed securities, since our initial listing in 2015. For example, in 2015, we distributed substantially all of our interest in Tower. In addition, since 2018, we have distributed total cash of $1.8 billion, reflecting significant distributions to shareholders from the proceeds of the sale of the Inkia Business, proceeds from the sale of our interest in Qoros (including amounts repaid by Qoros in respect of shareholder loans), proceeds from the sale of a portion of our stake in ZIM, as well as from dividends received from ZIM.

We have also made significant investments in our businesses, including investments of approximately $200 million in OPC between October 2020 and July 2022, supporting its growth strategy, including Kenon’s participation in OPC’s $217 million equity raise in October 2020 to finance part of the consideration for OPC’s acquisition of CPV. In addition, we have monetized and distributed a substantial amount of our businesses, such as the sale of the Inkia Business in 2017, a significant portion of our holdings in Qoros, and the distribution of the Tower shares.

Our primary businesses today, OPC and ZIM, have each become public companies which have grown to substantial market capitalizations. OPC initially listed on TASE in August 2017 with a market capitalization of $350 million, which has grown to a market capitalization of approximately $1.8 billion as of March 23, 2023. ZIM has also grown substantially, with Kenon’s 32% stake acquired for $200 million in a financial restructuring in 2014 growing to a market capitalization of almost $2.8 billion as of March 23, 2023, despite dividend distributions of more than $4.2 billion between January 2021 and December 31, 2022.

Since our Spin-off over eight years ago, our businesses and our holdings have substantially evolved and unlocked substantial shareholder value, with Kenon demonstrating a track record of achieving strong shareholder returns. We are now considering various ways to further maximize value for our shareholders.

We believe that in the current market environment, there are attractive investment opportunities to generate positive shareholder returns. As a company with a strong financial position, no material third-party debt and a history of successfully operating businesses, we believe we are well-positioned to take advantage of such opportunities, which may include investments or acquisitions in new businesses. We expect that such acquisitions or other investments, if any, would be in established industries, would be substantial and that we would be actively involved in the operations and promoting the growth and development of such businesses. In addition, we do not expect that any such acquisitions or other investments would be in start-up companies or focused on emerging markets.

In addition to new investments in new businesses, we have made significant investments and may make further investments in OPC, in which Kenon holds a 55% stake. OPC remains a growth business with projects under development and OPC’s strategy contemplates continued development of projects and potentially acquisitions in Israel, the U.S, and elsewhere. The U.S. market presents significant opportunities in areas such as renewable energy and carbon capture projects, particularly in light of the Inflation Reduction Act (the “IRA”), and OPC’s subsidiary CPV is actively pursuing these opportunities. OPC’s growth strategy could require significant equity investments at the OPC level, which may present opportunities for Kenon to participate in such capital raises.

We may fund any such acquisition or investments in new or existing businesses through cash on hand, sales of interests in other businesses or by raising new financing.

Kenon currently holds 20.7% of ZIM, as compared to 32% at the time of the Spin-off, and remains the largest shareholder in ZIM. ZIM has experienced significant value appreciation and paid substantial dividends under Kenon’s ownership. Kenon has sold a portion of its interest in ZIM in 2022 at attractive price levels while retaining a significant interest in ZIM, and Kenon continues to evaluate its interest in ZIM.

In addition, Kenon will continue to consider the return of capital to shareholders, based on market conditions, capital requirements, potential investment opportunities and other relevant considerations. For example, on March 30, 2023, Kenon declared a dividend of $150 million and announced a plan to use up to $50 million to repurchase shares. Together with these amounts, and assuming completion of the plan to repurchase shares, Kenon will have returned over $2.2 billion in cash and listed securities to shareholders since the Spin-off in 2015.

Our Businesses

Set forth below is a description of our businesses.

OPC

OPC, which accounted for 100% of our revenues in the year ended December 31, 2022, is an owner, developer and operator of power generation facilities located in Israel and, since its acquisition of CPV, in the United States. Since fourth quarter of 2022, OPC has the following three operating segments:

•
Israel in which OPC is engaged in the initiation, development, construction and operation of power plants using natural gas and renewable energy in Israel and supply of electricity to private customers and to the System Operator. The total capacity of OPC’s active or under-construction projects in Israel is approximately 1,203 MW. OPC manages its activities through OPC Israel, in which OPC holds 80%, with the remaining 20% held by Veridis;

•
Renewable Energy in the U.S. in which OPC (through the CPV Group) is engaged in the initiation, development, construction and operation of power plants using renewable energy in the United States. CPV’s share and generation capacity in the active renewable energy power plants is approximately 152 MW in wind energy power plants and approximately 228 MW in two solar projects under construction; and

•
Energy Transition in the U.S. in which OPC (through the CPV Group) is engaged mainly in the holding interest (usually minority interests) in operating power plants and power plants under construction operating using natural gas at high efficiency, which the CPV Group initiated and constructed, which are part of the Energy Transition - the process of switching to low-emission energy generation. CPV’s share and its generation capacity in active gas-fired and advanced combined cycle power plants stands at 1,290 MW out of 4,045 MW (five power plants), and approximately 126 MW out of a total capacity of approximately 1,258 MW under construction.

In addition, OPC (through CPV) has additional operations (U.S. Other) in the United States that are complementary to electricity generation activity of the CPV Group. These additional operations include development of electricity and energy generation projects integrating carbon capturing capabilities, under various development stages; the provision of assets and energy management services to power plants in the U.S., which it holds, and which are owned by third parties and a retail operation to sell electricity to commercial and industrial customers. This activity complements the electricity generation activity through the CPV Group.

Set out below is OPC’s holdings and operations structure as of March 19, 2023:

*	OPC entered into a transaction for the acquisition of the Kiryat Gat Power Plant through OPC Power Plants. As of March 19, 2023, this transaction has not yet been completed.

Set out below is CPV’s holdings and operations structure as of March 19, 2023:

The Company's Operations in the US

The Company
100%
ICG Energy, Inc.
100%
OPC US Inc.
OPC Power Ventures LP
Limited Partner 70%
General Partner (with no economic rights) 0.00%
99.9%
Limited Partner
CPV Group LP (10)
General Partner 0.01%
100%
OPC US2 Inc.
100%
CPV Group GP, LLC
100%
Competitive Power Ventures, Inc.
100%
CPV Renewable Energy Company, Inc.
100%
Limited Partner
CPV Power Holdings LP
General Partner (with no economic rights) 0.00%
General Partner (with no economic rights) 0.00%
100%
Limited Partner
CPV Renewable Power LP
General Partner (with no economic rights) 0.00%
CPV Retail Energy LP
Renewable Energy Power Plant
Power Plants (Natural Gas-Fired) in Operation and Under Construction and Development
Renewable Energy Projects Under Constriction and Development

OPC’s facilities and primary development projects are set forth below.

Operations in Israel

In Israel, OPC is engaged in the generation and supply of energy (electricity, steam and charging services for electric vehicles), mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy. OPC’s operations in Israel are held and operated by OPC Israel, which is 80% owned by OPC.

Set forth below is a description of OPC Israel’s power generating plants and development projects.

•
OPC-Rotem, a wholly-owned subsidiary of OPC Israel, operates a conventional combined cycle power plant in Mishor Rotem, Israel, with an installed capacity of 466 MW (based on OPC-Rotem’s generation license). The power plant utilizes natural gas, with diesel oil and crude oil as backups.

•
OPC-Hadera, a wholly-owned subsidiary of OPC Israel, operates a power plant using cogeneration technology with an installed capacity of 144 MW in Hadera which reached its COD on July 1, 2020 and owns the Hadera Energy Center, which consists of boilers and a steam turbine. The Hadera Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of steam and its turbine is not currently operating and is not expected to operate with generation of more than 16MW.

•
Tzomet, a wholly-owned subsidiary of OPC Israel, is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. OPC expects that the Tzomet plant will reach its COD in the first half of 2023 and that the estimated total cost of completing the Tzomet plant will be approximately NIS 1.4 billion (approximately $0.4 billion) (excluding NIS 200 million, which is the tax assessment on the land). As of December 31, 2022, OPC had invested approximately NIS1.2 billion (approximately $341 million) in the project (not including amounts relating to milestones provided in the Tzomet power plant construction agreement that have been partially completed).

•
Energy generation facilities on the premises of consumers. OPC has entered into agreements with several consumers for the installation and operation of generation facilities on the premises of consumers using gas-powered electricity generation installation, photovoltaic (solar) installations and setting up electricity storage installations for aggregate capacity of approximately 110 MW, as well as arrangements for the sale and supply of energy to consumers. Once completed, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The total amount of OPC’s investment will depend on the number of arrangements entered into and is expected to be an average of NIS 4 million for each installed MW.

•
Sorek Generation Facility. In May 2020, Sorek (a special-purpose company wholly-owned by OPC) signed an agreement with SMS IDE Ltd., which won a tender from the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek B site (the “Desalination Facility”), whereby Sorek is to supply equipment, construct, operate, and maintain a natural gas-powered energy generation facility on Sorek B site, with a production capacity of 87 MW (the “Sorek 2 Generation Facility”), and supply the energy required for the Sorek B Desalination Facility for a period of 25 years from the Desalination Facility’s commercial operation date. At the end of this 25-year period, ownership of the Sorek 2 Generation Facility will be transferred to the State of Israel. OPC estimates that construction of the plant will be completed in the second half of 2023.

•
Kiryat Gat Power Plant. In June 2022, OPC, through a subsidiary, entered into a purchase agreement to acquire a combined-cycle power plant with installed capacity of 75 MW located in the Kiryat Gat area of Israel. The plant began commercial operation in November 2019. Consideration for the acquisition is approximately NIS 870 million (approximately $248 million), subject to further adjustments for cash balances and working capital.

OPC also owns a 51% interest in Gnrgy, which operates in the field of charging electric vehicles (e-mobility) and the installation of charging stations for electric vehicles.

OPC Strategy

OPC’s vision is to become a major player in the global effort to promote the energy transition (the generation that will transition to low carbon emission energy generation), by providing a set of efficient, continuous, reliable, and renewable energy solutions, based on high professional standards, fairness, transparency, reliability, technological innovation, environmental commitment, in partnership with, and with a commitment to all stakeholders, specifically the customers, employees, communities, investors and credit providers, while achieving the operational and organizational excellence targets. In addition, OPC is working to expand its activity and develop projects in the energy industry both in Israel and in the United States, by developing and acquiring projects to generate electricity using diverse technologies that support the energy transition, renewable energies, carbon capture projects, and enhancing the inherent synergy of its energy generation and supply activities.

Reorganization of Operations in Israel

On January 9, 2023, OPC completed the restructuring of its operations in Israel (the “Reorganization”), including a share exchange and investment transaction with Veridis, such that as OPC’s activity in Israel is run through the subsidiary OPC Israel, in which OPC and Veridis have an 80% and 20% stake, respectively. Prior to that the Reorganization, Veridis held a 20% interest in OPC-Rotem and OPC held the remaining 80% and OPC held a 100% interest in its other subsidiaries in Israel (other than Gnrgy, in which it owns a 51% interest). As part of the Reorganization, OPC formed a new subsidiary, OPC Israel, to hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel. Also pursuant to the Reorganization, OPC transferred to OPC Israel, among other things, its 80% interest in Rotem, its 51% interest in Gnrgy, as well other operations in Israel including OPC-Hadera, Tzomet, Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities. Veridis transferred its 20% interests in OPC-Rotem and Rotem 2 to OPC Israel. In addition, Veridis invested approximately $128 million (approximately NIS 452 million ) in cash in OPC Israel (after adjustments to the original transaction amount which totaled NIS 425 million (approximately $125 million)), of which NIS 400 million (approximately $118 million) was used by OPC-Rotem to repay a portion of the shareholders’ loans provided to OPC-Rotem in 2021 by OPC and Veridis.

OPC and Veridis entered into a shareholders’ agreement to govern the relationship between OPC and Veridis in OPC Israel. The agreement includes restrictions on the transfer of OPC Israel shares including a right of first refusal by OPC in connection with a transfer of Veridis’ holdings in OPC Israel, right to tag along and drag along rights in the event of certain sales by OPC of its holdings in OPC Israel and director appointment rights at OPC Israel, which shall have up to seven directors, up to five of whom will be appointed by OPC and up to two will be appointed by Veridis. The shareholders’ agreement will also provide that certain actions will require a special majority (of 87.5% in a shareholders meeting, and the consent of at least one director representing Veridis in the Board of Directors), so long as Veridis’ stake does not fall below a threshold set in the shareholders’ agreement.

Operations in the United States

OPC has operated in the United States since January 2021, when an entity in which OPC indirectly holds a 70% interest, acquired CPV from Global Infrastructure Management, LLC. The consideration for the acquisition was $648 million in cash, subject to post-closing adjustments. Additional consideration was paid in the form of a $95 million vendor loan in respect of CPV’s 10% equity in the Three Rivers project, which loan has since been repaid.

CPV is engaged in the development, construction and management of renewable energy and natural gas-fired power plants in the United States. CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 15 gigawatts (GW), of which approximately 5 GW consists of wind energy and another approximately 10 GW consists of conventional, natural gas-fired power plants. CPV holds ownership interests in active power plants it developed and constructed over the past years (both conventional, natural gas-fired and renewable energy), as well as in a backlog of renewable energy projects, carbon capture projects and gas-fired power plants in various development stages with a total capacity of approximately 8,000 MW. CPV’s proportionate ownership interest is approximately 1,290 MW out of 4,045 MW (5 power plants) in conventional, gas powered plants, and 152 MW in the wind energy’s power plant. In addition, CPV’s proportionate share and production capacity in projects that are currently under construction is as follows: in a natural gas-fired power plant, CPV’s share is approximately 126 MW out of a total capacity of approximately 1,258 MW under construction and 228 MW in two solar energy projects in construction stages.

In light of the development and expansion of CPV Group’s renewable energy activities, since 2022, CPV has organized its primary operating activities into (i) electricity generation through renewable energy (the “Renewable Energy”) and (ii) electricity and energy generation through conventional, gas-fired power plants. In addition, CPV has additional activities, including development of carbon capture power generation projects, provision of asset and energy management services and retail power supply to commercial and industrial customers (ancillary to the generation activity). Set forth below is an overview of CPV’s main operating activities in the United States.

Renewable Energy – OPC is engaged in the development, construction and management of renewable energy power plants (both solar and wind) in the United States through CPV Group. The CPV Group’s share of an operational power plant operated using wind energy is approximately 152 MW and its share in two solar energy projects under construction is 228 MW. CPV Group manages and develops Renewable Energy activity via primarily CPV Renewable Power LP which was established specifically for that purpose. In January 2023, CPV, through a 100% owned subsidiary, entered into an agreement to acquire four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of approximately 81 MW. The acquisition is subject to conditions, which are outstanding as of March 19, 2023. The closing is expected in April, 2023.

Conventional Energy – OPC is engaged in development, construction and management of power plants powered by conventional energy (natural gas) in the United States through the CPV Group, and holds rights in operational gas-fired power plants and gas-fired power plants under construction, which the CPV Group developed and built, with a total capacity of 4,045 MW (the CPV Group’s share is 1,290 MW). The operational power plants and the power plants under construction are held through subsidiaries and associates. The CPV Group’s conventional gas-fired activity is managed by CPV Power Holdings.

CPV Additional Activities – Furthermore, the CPV Group is engaged in the development of carbon capturing electricity generation projects and also provides assets and energy management services to power plants in the United States owned by CPV and third parties. Additionally in early 2023, CPV Group launched a retail energy platform (the “CPV Retail Energy”) which will operate as a retail electricity provider for commercial and industrial customers in the PJM market.

CPV Group Strategy

The CPV Group’s strategy focuses on promoting energy transition in the United States on three levels:

Expanding the development of renewable energy projects by: leveraging of the proven experience of the CPV Group’s regional development platforms and expertise by developing and constructing new renewable projects; examining acquisition of development or operating renewable opportunities; and examining investments in the development and construction of battery storage projects.

Reducing carbon emissions in electricity generation by: developing or acquiring existing conventional generation development or operating projects with the potential of adding carbon capturing and storage, or using hydrogen instead of natural gas in order to significantly reduce emissions while maintaining grid reliability and continued operation of the CPV Group’s new and efficient natural gas power plants to supply electricity, and purposes of balancing the production in renewable energy while developing plans to further reduce their carbon emissions.

Vertical integration of the CPV Group’s businesses to drive innovation and efficiency by: growing retail electric sales to commercial and industrial customers interested in reducing their carbon footprint by supplying from the CPV Group’s projects or the market and developing and implementing ESG goals consistent with the CPV Group’s business strategy to drive alignment between financial goals and company values.

Overview of OPC’s Operations

Israel

The following table sets forth summary operational information regarding OPC’s main operations in Israel (held and operated through OPC Israel):

Israel – Active Power Plants

Power plant/ energy generation facilities	Capacity(1) (MW)	Method of presentation in the financial statements of the Company	Location	Type of project / technology	Year of commercial operation
Rotem	466	Consolidated	Mishor Rotem	Natural gas, combined cycle	2013
Hadera(2)	144	Consolidated	Hadera	Natural–gas – cogeneration	2020
__________________________________________
(1)	As stipulated in the relevant generation license

(2)
Hadera holds the Hadera Energy Center (boilers and turbines located at the premises of Infinya), which serves as back-up for steam generated by the Hadera power plant. Since the end of 2020, the turbine at the Hadera Energy Center is not operating.

Virtual Supply

OPC has entered into agreements with several consumers for the installation and operation of generation facilities (natural gas) on the premises of consumers, as well as arrangements for the sale and supply of energy to consumers. Once completed, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. OPC Israel has entered into virtual supply contracts with customers for the supply of 110 MW to customers.

Israel – Projects under Development and Construction

Power plants / energy generation facilities	Status	Capacity (MW)(1)	Location	Technology	Expected commercial operation date	Main customer/ consumer	Total expected construction cost (in NIS million)	Total investment cost as of December 31, 2022 (in NIS million)
Tzomet	Under construction	396	Plugot Intersection	Conventional, open-cycle	First half of 2023	System Operator	1,400(2)	1,200(3)
Sorek 2	Under construction	87	On the premises of the Sorek B seawater desalination facility	Cogeneration	Second half of 2023	Onsite consumers and the System Operator	200	81
Energy generation facilities on the consumers’ premises	various stages of development/construction	–Projects with an aggregate capacity of approx. 110 MW. The Company intends to expand projects to an aggregate capacity of at least approx. 120 MW.	On consumers’ premises across Israel	Conventional, renewable energy (solar) and storage	As from the first half of 2023, gradually	Onsite consumers also including Group customers	An average of about 4 per MW	119
__________________________________________
(1)	As stipulated in the relevant generation license.

(2)
The estimate of the costs does not consider account half of the assessment issued by Israel Land Authority (ILA) in January 2021. The initial fee assessment was approximately NIS 200 million (not including VAT) (approximately $64 million) in respect of capitalization fees. OPC filed a legal appeal of the final assessment.

(3)	Not including amounts relating to milestones provided in the Sorek power plant construction agreement that were partially completed.

Israel – Main details about projects under development and construction in Israel

Power plant/ energy generation facilities	Status	Location	Technology	Additional details
Hadera 2	Under development	Hadera, adjacent to the Hadera power plant	Conventional with storage capability
 On December 27, 2021, the National Infrastructure Committee decided to submit National Infrastructure Plan 20B for government approval under Section 76C (9) of the Planning and Building Law, 1965 (hereinafter – the “Planning and Building Law”). For further information, including regarding the petition to the High Court of Justice that was filed against the decision of the National Infrastructure Committee and others (including Hadera 2). On June 28, 2022, a judgment was rendered which rejected the petition in limine. In December 2022, a renewable option agreement was signed with Infinya Ltd., for a 5-year period, to lease the land for the project.

Rotem 2	Under development	Mishor Rotem, adjacent to the Rotem power plant	Under review, following the National Infrastructure Committee’s decision.
On December 27, 2021, the National Infrastructure Committee resolved to dismiss National Infrastructure Plan 94 advanced by Rotem 2, however it called on a developer to assess the option of realizing other technologies at the site.

OPC sells energy in Israel through PPAs. The weighted average remaining life of OPC’s PPAs based on firm capacity, as of March 19, 2023, is approximately 7 years for OPC-Rotem and 10.5 years for OPC-Hadera (subject to the option for early termination or extension), including a 25-year PPA with Infinya. The IEC PPA (as defined below), which extends for a 20-year term from COD of OPC-Rotem, provides OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to private customers. OPC-Rotem has exercised this option and sells all of its energy and capacity directly to private customers (i.e., customers other than the IEC). OPC-Rotem and OPC-Hadera have approximately 60 private customers, with whom they entered into PPAs. For further information on the IEC PPA, see “Item 4.B Business Overview—Our Businesses—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—Israel—OPC-Rotem’s Regulatory Framework.”

United States

The following table sets forth summary operational information regarding OPC’s United States operations (active projects), through its 70% ownership of CPV:

Plant	Location	CPV Ownership Interest	Field/ technology	Installed Capacity (MW)	Year of commercial operation
Conventional Energy Projects
Fairview	Pennsylvania	25%	Conventional gas-fired, Combined cycle	1,050	2019
Towantic	Connecticut	26%	Conventional gas-fired (dual fuel / two fuels), Combined cycle	805	2018
Maryland	Maryland	25%	Conventional gas-fired, combined cycle	745	2017
Shore	New Jersey	37.53%	Conventional gas-fired, Combined cycle	725	2016
Valley	New York	50%	Conventional gas-fired, dual-fuel, Combined cycle	720	2018
Renewable Energy Projects
Keenan II	Oklahoma	100%(1)	Wind	152	2010
______________________________________
(1)	In April 2021, CPV acquired the remaining 30% interest in this project and, therefore, has 100% ownership interest.

The power plants in which CPV has an interest generally sell their output on the spot market. CPV has in place hedging arrangements as described below.

Industry Overview

Overview of Israeli Electricity Generation Industry

Electricity generation and supply in Israel

In general, the Israeli electricity market is divided into four sectors: the (i) generation sector, (ii) transmission sector (transmitting electricity from generation facilities to switching stations and substations through the electricity transmission grid), (iii) distribution sector (transmitting electricity from substations to consumers through the distribution grid including high voltage and low voltage lines), and the supply sector (sale of electricity to private customers). All of the actions provided in the Electricity Sector Law shall be carried out pursuant to a license are subject to other restrictions. As of December 31, 2021, the installed electricity production capacity in Israel (of the IEC and independent producers), was 17,850 MW excluding renewable energies, and 3,656 MW of renewable energies. According to publications of the EA, the expected annual rate of increase in demand for electricity is 3.3%.

The Israeli electricity market includes a number of key players: the EA, the IEC, Noga, the Ministry of Energy and Infrastructures (the “Ministry of Energy”), independent electricity producers and suppliers and electricity consumers.

The Ministry of Energy is in charge of the energy and natural resources markets of Israel, including electricity, fuel, cooking gas, natural gas, energy conservation, oil and gas exploration, etc. The Ministry of Energy regulates the public and private entities involved in these fields and seeks to ensure an appropriate response to the market’s changing energy and infrastructure needs, while regulating the market, protecting the consumer and protecting the environment. In addition, the Minister of Energy has powers under the Electricity Sector Law, including regarding licenses and policy setting on matters regulated under the Law. The EA reports to the Ministry of Energy and operates in accordance with its policy. The EA has the power to issue licenses in accordance with the Electricity Sector Law, to supervise license holders, to set tariffs and criteria for the level and quality of service required from an “essential service provider” license holder. Accordingly, the EA supervises both the IEC and System Operator as well as independent electricity producers and suppliers. According to the Electricity Sector Law, the EA is authorized to determine the electricity tariffs in the market (including the generation component) based, among other things, on the IEC’s costs that are recognized by the EA.

IEC supplies electricity to most of the customers in Israel in accordance with licenses granted to it under the Electricity Sector Law, and transmits and distributes almost all of the electricity in Israel. In general, IEC is responsible for the installation and reading of the electricity meters of electricity consumers and generators and for transfer of the information to Noga and suppliers in accordance with the decisions of the EA. As of November 1, 2021, Noga commenced full operation, including responsibility for the System Operation Unit, planning and development, statistics and markets, and the power authority. Through various units, Noga is in charge of the planning of the transmission system, including, among other things, drawing up a development plan for the transmission and generation segments, setting criteria for the development of the electricity system, conducting forecasts, engineering and statutory planning of the transmission system, and conducting connection surveys to generation facilities, current operation of the transmission system. Pursuant to the Electricity Sector Law, the IEC and Noga are defined as an “essential service provider” and as such, they are subject to the criteria and tariffs set by the EA.

As of 2021, independent power producers (including OPC-Rotem and OPC-Hadera), including those using renewable energy, active in Israel have an aggregate generation capacity of 9,887 MW, constituting 46% of the total installed generation capacity in Israel. At the end of 2025 (the end of the IEC Reform), the market share of the independent electricity producers (including OPC-Rotem and OPC-Hadera), including renewable energies, is expected to amount to approximately 69% of the total installed capacity in the sector.

The generation component and changes in IEC’s costs

In accordance with the Electricity Sector Law, the EA determines the tariffs, including the rate of the IEC electricity generation component, in accordance with the costs principle and the other considerations provided for in the Electricity Sector Law, as applied by the EA. Within this, the generation component is based, inter alia, on the IEC’s fuel costs, comprising mainly of the IEC’s gas and coal costs, the costs of purchasing electricity from independent producers, the IEC’s capital costs, and the EA’s policy on classification of costs to either the generation component and the IEC’s system costs or the recognition of the said costs of IEC. The generation component may also change based on IEC’s other expenses and revenues and may also be affected by other factors, such as, sale of power plants as part of the IEC Reform.

Under the agreements with the private customers, OPC charges its customers the demand side management tariff (the “TAOZ”), net of the generation component discount. As of March 19, 2023, since the electricity price in the undertakings between OPC-Rotem and OPC-Hadera (and of the generation facilities and the Kiryat Gat Power Plant, subject to the completion of its acquisition) and their customers is impacted directly by the generation component (such that a decline in the generation component would generally decrease the profitability and vice versa) and the generation component is the linkage base for the natural gas price in accordance with the gas supply agreements of OPC in Israel (subject to a minimum price), OPC is exposed to changes in the generation component, including, among other things, changes in the generation costs and the energy acquisition costs of IEC, including the price of coal and IEC’s gas cost. In addition, OPC is exposed to changes in the methodology for determining the generation component and recognizing IEC costs by the EA. It should be noted that in general an increase in the generation component has a positive effect on OPC’s results.

The summer on-peak (August) high voltage tariff for 2022 indicates that the generation component in 2022 accounted for about 88% of TAOZ. In addition, the TAOZ includes system costs at the rate of 7% and public utilities at the rate of about 5%.

On February 1, 2022, the annual update of the electricity tariffs of the EA for 2022 entered into effect, according to which the generation component, which declined at the rate of about 13.6%, and was NIS 0.2869 per kWh as of the date.

On May 1, 2022, a further revision of the electricity tariff for 2022 came into effect, as a result of the reduction in the excise duty in respect of the use of coal, following the excise tax on fuel order issued by the Ministry of Finance and signed in April 2022 as part of the government’s plan to tackle the increase in cost of living. The generation component after the reduction amounted to NIS 0.2764 per kWh, which was a decrease of approximately 3.7% in relation to the tariff set as of February 1, 2022, as stated above.

A further update to the electricity tariff for the remaining months of 2022 came into effect on August 1, 2022, whereby the generation component stood at NIS 0.314 per kWh, which constituted a 13.6% increase compared to the tariff set in May 2022, and a 9.4% increase compared to the tariff set in February 2022.

A hearing published by the EA on July 11, 2022 stated that the reason for the update to the tariff is the global energy crisis which was worsened due to the Russian invasion of Ukraine, and which triggered significant increase in energy and electricity prices in many countries across the world. The crisis led to a sharp increase in the coal prices compared to the price on the basis of which the tariff was updated at the beginning of the year, and it, together with an increase in the NIS to U.S. Dollar exchange rate and the CPI, made it necessary to update the recognized cost and the electricity tariffs.

Such increase in the generation component had a positive effect on OPC’s profitability in 2022 compared to 2021.

On January 1, 2023, an annual update of the tariff for 2023 came into effect for the IEC’s electricity consumers. In accordance with the explanatory notes to the resolution, the high cost of coal was the main reason for the increase in electricity tariffs in 2022, and is expected to cause high costs in 2023 as well. In accordance with the update, the generation component stood at NIS 0.312 per kWh, a 0.6% decrease compared to the generation component that applied in the last few months of 2022.

On February 1, 2023, the EA resolution to revise the costs recognized to the IEC and Noga and the tariffs paid by electricity consumers came into effect. This came into effect after the Ministry of Finance signed, on January 23, 2023, orders that extend the reduction in the purchase tax and excise tax rates applicable to coal, such that the reduction shall be in effect through the end of 2023 . Pursuant to the resolution, a further update to the generation component for 2023 came into effect, whereby the generation component stands at NIS 0.3081 per kWh, approximately 1.2% decrease compared to the tariff set on January 1, 2023.

In addition, at the beginning of March 2023, a hearing was published in connection with the revision of the costs recognized to the IEC and the tariffs paid by electricity consumers, following the 30% decline in coal prices compared to the price on which the latest tariff revision was based, and increase in other costs. The tariff will be reduced by approximately 1% from the tariff set in February 2023.

Updates in the demand hour clusters

On August 28, 2022, the EA also published a resolution amending the demand hour clusters in order to, according to the publication, adjust the structure of the TAOZ, such that it integrates a significant portion of solar energy and storage. According to the published resolution, the revision of the demand hour clusters is expected to drive a shift in demand to the afternoon, when increased levels of renewable energies are generated, at the expense of demand during peak hours in the evening. The EA expects to achieve such change in demand by, among other things, increasing the tariff during peak demand, and implementing the following key revisions: (i) changing peak hours from the afternoon to the evening; (ii) increasing the number of months during which peak time applies in the summer to from two months to four months; (iii) increasing the difference between peak time and off-peak time; (iv) defining a maximum of two clusters for each day of the year (without the mid-peak cluster). Changing the hour categories in accordance with the decision is expected to increase the tariffs paid by the household consumers and decrease the tariffs paid by TAOZ tariff consumers.

In accordance with the resolution, the revised tariff structure came into force with the revision of the tariff for consumers for 2023. The resolution also stipulates that in view of the frequent changes in the sector and the need to reflect the appropriate sectoral cost, the hour clusters shall be updated more frequently, in accordance with actual changes.

Simultaneously with the publication of the resolution on the demand hour cluster revision, the EA published a resolution on the execution of changes to a number of regulations of generation facilities that are affected by the change in the tariff structure (including the regulation of cogeneration facilities). In December 2022, a decision was passed not to effect changes regarding cogeneration facilities.

Following the resolution, OPC is taking steps to adjust its sales mix in Israel, to the extent possible, to the revised structure of the demand hour clusters. The revision of the demand hour clusters is expected to have a negative effect on OPC’s results since, generally, the consumption profile of OPC’s customers, who are mostly industrial and commercial customers, have low level of consumption fluctuations during the day. In addition, a change of the demand hour clusters changes the breakdown of OPC’s revenues and profitability in Israel from quarter to quarter, such that the third quarter (summer) is higher than the other quarters.

The IEC Reform and development of the private electricity market in Israel

The private electricity generation market in Israel has been growing in recent years. Entrance of the private electricity producers led to a significant decrease in the IEC’s market share in the sale of electricity to large electricity consumers (high and medium voltage consumers). The market share of independent producers in the generation and supply segments will continue to grow in coming years, inter alia, as a result of removing old IEC power plants and construction of power plants by independent producers (using natural gas and renewable energies), and as a result of the IEC Reform, which includes the sale of five power plants and their transfer from the IEC to independent producers, and imposed limitations on IEC with respect to construction of new power plants, as well as a result of steps to open the supply segment to competition, including providing licenses to suppliers without generation means and the resolution regarding smart meters installation rules.

The following table presents data on the share of independent electricity producers and the IEC in the electricity market, as well as renewable energy production in 2020 and 2021, as published by the EA.

	December 31, 2020		December 31, 2021
	Installed Capacity (MW)	% of Total Installed Capacity in the Market	Installed Capacity (MW)	% of Total Installed Capacity in the Market
IEC	11,615	58%	11,615	54%
Private electricity producers (without renewable energy)	5,780	29%	6,231	29%
Renewable energy (private electricity producers)	2,549	13%	3,656	17%
Total in the market	19,944	100%	21,502	100%

	Energy produced (thousands of MWh)	% of total energy produced in Israel	Energy produced (thousands of MWh)	% of total energy produced in Israel
IEC	44,333	61%	38,223	52%
Private electricity producers (without renewable energy)	24,308	33%	30,077	41%
Renewable energy (private electricity producers)	4,150	6%	5,674	7.7%
Total in the market	72,791	100%	73,974	100%

Pursuant to the IEC Reform, an 8-year plan was formed, under which the IEC will be required, among other things, to sell certain generation sites (including Eshkol Power Plant, (the “Eshkol”)), and the system operation activities will be spun off from the IEC and executed by a separate government company. Accordingly, Noga started operating as an entity separate to the IEC in November 2021.

In July 2022, OPC was informed by the IEC that it passed the preliminary screening stage of the tender for the sale of Eshkol. In December 2022, the EA published a resolution regarding the eligibility of the bidders in the tender for the sale of the Eshkol to receive an electricity generation license. Under the resolution, OPC complies with the requirements, and is eligible to obtain a generation license in the Eshkol tender. The tender for the sale is expected to take place in 2023.

Forecast of potential growth in natural gas in the Israeli electricity market

The expected additional installed capacity required in the Israel power generation market (generated by natural gas) is based on the following assumptions:

Estimates megawatts
New installed (gas fired) capacity with gas by 2030	1,400-4,000
Sale of IEC sites that have not yet been sold in accordance with sector reform (Eshkol and Redding)	2,111
Total additional potential independent capacity in natural gas by 2030	3,511-6,111

Virtual supply - Opening of the supply segment to suppliers without means of generation and to household consumers

In February 2021, the EA reached a resolution to regulate virtual supply license, which allows suppliers who do not have means of production to purchase energy from the System Operator to sell to their customers (the “Virtual Supply”). Suppliers who did not have means of production had been restricted by certain a quota set by the EA. In July 2021, OPC was awarded a virtual supply license. The license was also awarded to Gnrgy. In September 2021, OPC began entering into virtual supply agreements with customers at a total capacity of 110 MW. OPC also entered into a virtual supply agreement with Noga.

On January 24, 2022, the EA increased the supply quota for suppliers without production means by an additional 1000 MW, in two equal batches of 500 MW (on April 24 2022 and July 24 2022). In March 2022, the EA removed all quotas that were set for virtual supply, and amended the tariff for acquisition of electricity from the System Operator.

Overview of United States Electricity Generation Industry

Overview

The electricity market in the United States, in which CPV operates, is the largest private electricity market in the world with installed capacity of approximately 1,250 gigawatts of generation facilities. The generation mix has changed significantly over the last several years. In 2016, natural gas overtook coal as the primary fuel source for electricity production in the United States, after coal comprised over 50% of the electricity supply since the 1980s. These changes have been driven by federal and state environmental policies, as well as the relative cost of the fuel sources and the advancement in technologies. These factors also have greatly contributed to the growth in renewable technologies over the last several years.

The wholesale electric marketplace in the United States operates within the framework of several FERC-approved regional or state market operators, including RTO or ISO. RTO/ISOs are responsible for the day-to-day operation of the transmission system, the administration of the wholesale markets in the regions in which they operate, and for the long-term transmission planning and resource adequacy functions. In most cases the ISO’s and RTO’s powers are concentrated under a single entity. The RTOs and ISOs are supervised by FERC, except for ERCOT (the Texas electricity market). In addition to FERC, other state regulators regulate the sale and transmission of electricity, within each state, and the RTOs/ISOs, which are the key players in the wholesale electricity markets in the United States, in which the CPV Group operates, include other electricity producers and local utility companies, that serve both wholesale and retail customers. Most of the other electricity producers (especially producers that joined recently), and local electricity companies operating in these wholesale markets, are privately owned entities; however, those market players include a number of publicly held cooperatives, government utility companies and federal system administrators.

Each of the ISOs and RTOs operates energy markets and related services, and buyers and sellers can submit in those markets bids to sell or supply electricity and related services, such as capacity services, frequency stabilization, backup, etc. Some of the ISOs and RTOs also operate capacity markets. ISOs and RTOs operating in advanced markets use a demand-based electricity selling system, and a marginal price set by electricity producers to meet the regional consumption needs. In large parts of the United States, the electricity management system has a more traditional structure where the local electric utility company is in charge of load management and the production mix. The CPV Group operates mainly in advanced markets managed by ISOs or RTOs.

In addition to revenues from the sale of energy, related services and availability, manufacturers of renewable energy and manufacturers of low-carbon energies benefit from government mechanisms and incentives. Both U.S. federal and state governments offer incentives to suppliers in order to meet the renewable energy targets. A number of states require the local electric utility company to acquire a certain quantity of Renewable Energy Credits (RECs) in accordance with the total consumption of their consumers. In addition, there are federal tax incentives in connection with production of and investment in renewable energies and other low-carbon technologies, which also constitute a financial incentive to develop specific production technologies. Furthermore, each state has in place environmental protection regulations, which may provide incentives and encourage the closure of existing production facilities that use fossil fuels.

While each of the ISOs and RTOs has the same function on the federal level, there are significant differences between markets in terms of their structure and activity; those differences may affect the execution and the economic feasibility of new projects, and promote or delay investments in new projects.

The CPV Group operates mainly in advanced markets managed by ISOs or RTOs.

Market Developments

The increasing demand for renewable energy led to an unprecedented increase in interconnection applications by projects, and to an increase in interconnection survey applications by solar projects. These demands may affect the planning functions of ISOs or RTOs and utility and electric distribution companies, and lead to delays in connection approvals; the demand may also affect the process and pace of promoting the CPV Group’s projects under development. In addition, projects under construction and development are affected by disruptions or delays in supply chains. Maple Hill, Rogue’s Wind and Stagecoach signed PPAs and capacity agreements, as well as Solar Renewable Energy Credits (“SREC”s), which include provisions relating to delays in commercial operation. If the delays are longer than certain periods, the other parties to the agreements may terminate the agreements, and the CPV Group’s for liability compensation shall be limited to the collateral provided under the agreements. The cumulative amount of collaterals provided in connection with renewable energy development projects is an aggregate sum of approximately $32 million and were provided due to various needs and purposes in the execution stages.

The transition in the United States to renewable energy and low-carbon emission generation was accelerating in recent years. Hydroelectric generation has been a mainstay of the industry from its early days, and certain parts of the country have a significant resource base thereto. During the past decade there has been a significant decrease in the use of coal, mainly due to introduction of carbon capture power plants but coal still constitutes more than 20% of the total electricity generation in the United States. In recent years, there has been a significant increase in the capacity of power plants powered by wind and solar energy. A key factor driving the increase in renewable technologies are state policies supporting the decarbonization of the economy which includes energy, transportation, and heating. Twenty two states, including Maryland, New York, New Jersey, Connecticut and Illinois, states in which the CPV Group operates, have enacted mandatory generation targets using renewable energy to support state demand, and others have policy targets aimed at reducing CO2 emissions over time. Plans implemented by states for renewable energy development require local utility companies to acquire a certain rate of electricity from renewable sources through plans commonly referred to as RECs, which are tradable on a number of exchanges throughout the country.

Federal regulations require the reporting of greenhouse gas emissions under the federal Clean Air Act (“CAA”). Federal regulations also impose limits on CO2 emissions from new (commenced construction after January 8, 2014) or reconstructed (commenced reconstruction after June 8, 2014) combined-cycle power plants. States may also impose additional regulations or limitations on such emissions. For example, CPV’s conventional, natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the Regional Greenhouse Gas Initiative (“RGGI”), which requires CPV’s natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. Pennsylvania may also adopt the RGGI regulation pending the outcome of legal proceedings challenging its implementation. Under RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2022, the price of carbon dioxide allowances averaged $13.49 per allowance in the four quarterly RGGI auctions.

In addition, federal and state tax policies have incentivized investment in certain renewable technologies through Production Tax Credits (the “PTC”), which provide a tax benefit for every kWh generated during a ten-year period and through Investment Tax Credits (the “ITC”), which provide tax benefits based upon the amount of investment made in a project.

In 2022, the IRA was signed into law by President Biden. Among other things, this law awards significant tax benefits to renewable energies and technologies aimed at reducing carbon emissions. One of the IRA’s key objective is to increase the production of electricity using renewable energies and to increase regulatory stability in this sector. For more discussions on IRA, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—United States—The Inflation Reduction Act of 2022.”

For discussions on the PJM market, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—United States—The PJM market.”

OPC’s Description of Operations

OPC operates power generation plants in Israel, and with the acquisition of CPV in January 2021, in the United States. In particular, since fourth quarter of 2022, OPC has the following three operating segments (which constitute reportable segments in OPC’s financial statements):

•
Operations in Israel: OPC manages its activities through OPC Israel, in which OPC holds 80%, with the remaining 20% held by Veridis. The total capacity of OPC’s active or under-construction projects in Israel is approximately 1,203 MW;

•
Renewable Energy in the U.S. in which OPC (through the CPV Group) is engaged in the initiation, development, construction and operation of power plants using renewable energy in the United States. CPV’s share and generation capacity in the active renewable energy power plants is approximately 152 MW in wind energy power plants and approximately 228 MW in two solar projects under construction; and

•
Conventional Energy in the U.S. in which OPC (through the CPV Group) is engaged mainly in the holding rights (usually minority rights) in active power plants and power plants under construction operating using natural gas at high efficiency, which the CPV Group initiated and constructed, which are part of the Energy Transition - the process of switching to low-emission energy generation. CPV’s share and its generation capacity in active gas-fired and advanced combined cycle power plants stands at 1,290 MW out of 4,045 MW (five power plants), and approximately 126 MW out of a total capacity of approximately 1,258 MW under construction.

In addition, OPC (through CPV) has additional operations (U.S. Other) in the United States that are complementary to electricity generation activity of the CPV Group. These additional operations include development of electricity and energy generation projects integrating carbon capturing capabilities, under various development stages; the provision of assets and energy management services to power plants in the U.S., which it holds, and which are owned by third parties and a retail operation to sell electricity to commercial and industrial customers; this activity complements the electricity generation activity through the CPV Group.

OPC’s facilities and primary development projects are set forth below.

Israel

OPC’s operations in Israel include power generation plants that operate on natural gas and diesel. As of December 31, 2022, OPC’s installed capacity was up to 610 MW. OPC’s operations in Israel consist of two power plants in operation: OPC-Rotem and OPC-Hadera, and one plant under construction, Tzomet. OPC Israel has a 100% interest in each of OPC-Rotem, OPC-Hadera and Tzomet and OPC has an 80% interest in OPC Israel.

OPC-Rotem

OPC’s first power plant, OPC-Rotem, a combined cycle power plant with an installed capacity of 466 MW (based on OPC-Rotem’s generation license), commenced commercial operations in Mishor Rotem, Israel in July 2013. The power plant utilizes natural gas, with diesel oil and crude oil as backups.

OPC-Hadera

OPC’s second power plant, OPC-Hadera operates a cogeneration power station in Israel with capacity of approximately 144 MW, which reached its COD on July 1, 2020 and owns the Hadera Energy Center, which consists of boilers and a steam turbine. The Hadera Energy Center currently serves as backup for the OPC-Hadera power plant’s supply of steam. At the end of April 2022, OPC-Hadera’s steam turbine was shut down for maintenance purposes, where in the course of the work, repair work was also performed in the gas turbines. Due to additional repairs required, the shutdown period was extended and the steam turbine returned to service in December 2022.

Tzomet

OPC’s third power plant is Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. The Tzomet plant will be a “peaking” facility and all capacity will be sold to the IEC. In April 2019, the EA granted Tzomet a conditional license for a 66-month term (which can be extended, subject to conditions) for the construction of a 396 MW conventional open-cycle power plant. In February 2023, the EA updated Tzomet’s license extending the 36-month period stated above by a further six months. Tzomet’s conditional license remains subject to conditions set forth under the conditional license, including construction of the plant, as well as for the receipt of a permanent generation license upon expiration of the conditional license. If Tzomet is unable to meet such conditions this could result in a delay or inability to complete the project. In 2020, construction of the Tzomet power plant commenced. OPC expects that the Tzomet plant will reach its COD in the first half of 2023 and that the total cost of completing the Tzomet plant will be approximately NIS 1.4 billion (approximately $0.4 billion) (excluding NIS 200 million, i.e. the tax assessment received with respect to the land). As of December 31, 2022, OPC had invested approximately NIS 1.2 billion (approximately $341 million) in the project.

OPC has participated in the past and will consider participating in future tenders, including the IEC tenders. However, there is no certainty that OPC will participate in such tenders or that it will be successful.

Construction of energy generation facilities on the premises of consumers

OPC has entered into agreements with several consumers the installation and operation of generation facilities (natural gas) on the premises of consumers for capacity of approximately 110 MW, as well as arrangements for the sale and supply of energy to consumers. Upon completion, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The planned COD dates are in accordance with the conditions provided in the agreements, and not later than 48 months from the execution date of the relevant agreement. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million (approximately $1 million) for every installed MW. OPC has also entered into construction agreements and agreements for supply of motors for the generation facilities with a total capacity of approximately 120 MW. As of December 31, 2022, OPC’s investment in such generation facilities amounted to approximately NIS 119 million (approximately $34 million).

Sorek

In May 2020, OPC, through a wholly-owned subsidiary, won a build-operate-transfer tender with the State of Israel for the construction, operation and maintenance of a seawater desalination plant, in an agreement which states that OPC will construct, operate and maintain a natural gas-fired cogeneration power plant with a capacity of up to 87MW at the premises of the desalination plant, and sell electricity to the desalination plant for a period of 25 years, following which ownership of the power plant will be transferred to the State of Israel. OPC has committed to construct the plant within 24 months from the approval date of the national infrastructure plan (which was approved in November 2021). OPC is currently in the process of entering into an equipment supply agreement, a construction agreement and a maintenance agreement, which will be subject to approval by the Seawater Desalination Authority. OPC estimates that the construction period for the plant will end in the second half of 2023. Excess capacity not used by the desalination plant is expected to be sold to the System Operator.

Gnrgy

In 2021, OPC expanded its business into management of energy for electric vehicles by acquiring a 51% interest in Gnrgy, a company engaged in electric vehicles charging (e-mobility) and the installation of charging stations for electric vehicles in Israel. In July 2021, the EA granted virtual supply license to Gnrgy. OPC’s holdings in Gnrgy were transferred to OPC Israel.

Kiryat Gat

In June 2022, OPC, through a subsidiary, entered into a purchase agreement to acquire a combined-cycle power plant with installed capacity of 75 MW located in the Kiryat Gat area of Israel. The plant began commercial operation in November 2019. Consideration for the acquisition is approximately NIS 870 million (approximately $248 million), subject to further adjustments for cash balances and working capital. The consideration, as adjusted, is required to be paid on the completion date of the acquisition, except for NIS 300 million (approximately $86 million) of the consideration, which is required to be paid on December 31, 2023. OPC is negotiating an agreement with a financial institution to finance a portion of the purchase in the amount of approximately NIS 450 million (approximately $128 million), and expects to fund the remaining purchase price with its own resources.

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2022:

Entity	Installed Capacity (MW)	Net energy generated (GWh)(1)	Availability factor (%)(2)
OPC-Rotem	466	3,285	90.5%
OPC-Hadera	144	800	73.6%
OPC Total	610	4,085
____________________________________
(1)	The nextnet generation is the gross production capacity during the year, less energy consumed by the power plant for its own use.

(2)	The availability factor is the period during which the power plant was available for electricity generation, including scheduled and non-scheduled maintenance work.

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2021:

Entity	Installed Capacity (MW)	Net energy generated (GWh)	Availability factor (%)
OPC-Rotem	466	3,726	98.88%
OPC-Hadera	144	769	84%
OPC Total	610	4,495

The following summaries provide a description of OPC’s businesses in Israel.

OPC-Rotem

OPC Israel (owned by OPC (80%) and Veridis (20%)) has a 100% stake in OPC-Rotem. OPC-Rotem commenced operations in July 2013 in Mishor Rotem industrial zone in the south of Israel. The OPC-Rotem plant was constructed for an aggregate cost of approximately $508 million. OPC-Rotem’s plant has a capacity of 466 MW (based on OPC-Rotem’s generation license).

Gas Supply Agreements

The power plants owned by OPC in Israel use natural gas as their primary fuel, with diesel fuel and fuel oil as backup.

OPC-Rotem purchases natural gas from the Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC-Rotem and the Tamar Group. OPC-Rotem had the option to decrease the daily contractual gas amount to a specific amount set forth in the agreement between 2020 and 2022, such that the minimum consumption from the Tamar Group constitutes 50% of the average gas consumption in the three years preceding the notice of the option exercise. This agreement was amended in 2019, reducing the minimum consumption to 40%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Rotem until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (described below) with the purpose of decreasing the overall gas price of OPC. The amendment was also expected to increase OPC-Rotem’s cumulative annual take or pay obligations. Commencing in March 2020, OPC-Rotem was required to purchase minimum amounts of gas pursuant to the agreement, the take or pay obligation. In May 2022, OPC-Rotem exercised the option to reduce some of the quantities purchased under the Tamar agreement, and served Tamar with the notice regarding the reduction of quantities, which will take place at the end of a 12-month period. OPC-Rotem expects that subject to the commencement of the commercial operations of Energean, and at the end of the notice period regarding the reduction of the quantities under OPC-Rotem’s agreement with Tamar (12 months), the quantity and purchase cost of natural gas from the Tamar Group will decline materially.

In December 2017, OPC-Rotem signed an agreement for the purchase of natural gas with Energean (the “OPC-Rotem Energean Agreement”). Pursuant to this agreement, OPC-Rotem has agreed to purchase from Energean 5.3 billion m3 of natural gas over a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, the agreement between OPC-Rotem and Energean was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (and shorter if the total contractual quantity is supplied earlier). In May 2022, a further amendment to the OPC-Rotem Energean Agreement was executed which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas purchased under OPC-Rotem natural gas agreement with the Tamar Group and as well the arrangements in connection with pay or take undertakings. Also in May 2022, OPC-Rotem delivered to Tamar its reduction notices for the reduction of quantities that will come into effect at the end of the period set in OPC-Rotem agreements with the Tamar Group (12 months). In August 2022, OPC-Rotem notified Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the OPC-Rotem Energean Agreement, which increases the take or pay commitment under the agreements.

In 2020-2021, Energean notified OPC-Rotem of the delay in the supply of gas from the Karish Tanin Reservoir, contending that COVID-19 related force majeure events have delayed the commercial operation of the Karish Tanin Reservoir. On October 26, 2022, Energean announced that it commenced flowing the first gas from the Karish Tanin Reservoir, with the commercial operation of the Karish Tanin Reservoir expected to take place within six months of the announcement. In addition, Energean has notified OPC that the test run period of the reservoir has started, during which OPC was being supplied an insignificant quantity of natural gas from Energean. During 2022, OPC-Rotem was paid NIS 9 million (approximately $3 million) in respect of the delay in the supply of gas from the Karish Tanin Reservoir.

In November 2022, OPC-Rotem served Energean with a notice of the exercise of the option to acquire an additional immaterial quantity, as set out in the amendment to the agreement with Energean.

In January 2023, Energean announced that the commissioning process is expected to be completed in February 2023. Energean informed OPC-Rotem of the completion of the commissioning process for the purposes of the OPC-Rotem agreement on March 25, 2023 and of the commercial operation on March 26, 2023. Upon commercial operation of the Karish Tanin Reservoir, and at the end of the period of reduction of quantities under the Tamar Agreements, OPC-Rotem is expected to start acquiring a substantial portion of the gas also from Energean, and thereby cut its gas acquisition cost. OPC is currently in touch with Energean in connection with its notices to OPC-Rotem.

Electricity Sales

OPC-Rotem has a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA (which will be assigned by IEC to the System Operator). The term of the IEC PPA is for 20 years after the power station’s COD (which was in 2013). According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both, subject to certain restrictions set in the agreement): (i) provide the entire net available capacity of its power station to IEC or (ii) carve out energy and capacity for direct sales to private consumers. OPC-Rotem has allocated the entire capacity of the plant to private consumers since COD. As of December 31, 2022, OPC-Rotem supplies energy to dozens of private customers according to PPAs. OPC manages sales of electricity from the OPC-Rotem power plant in a manner that is intended to permit flexibility in the sale of electricity to its customers (for example by means of suspending from time to time the sale of the electricity). Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to IEC instead of private customers, subject to twelve months’ advance notice.

Maintenance

Mitsubishi provides the long-term servicing of the power station, for a term of 100,000 hours of operation, or until the date on which 8 planned gas turbine treatments are completed (OPC estimates that this is a period of 12 years). OPC’s long-term service agreement with Mitsubishi includes timetables for performance of the maintenance work, including “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is scheduled to be completed approximately every 18 months. The next regular maintenance work that is scheduled to take place in 2024 (spring), during which the plant’s operations are expected to be suspended for approximately 15 days.

OPC-Hadera

OPC Israel owns 100% of OPC-Hadera, which operates a cogeneration power plant in Israel with capacity of approximately 144 MW and owns the Hadera Energy Center, which consists of boilers and a steam turbine. The Hadera Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of steam and its turbine is not currently operating and is not expected to operate with generation of more than 16MW. The cogeneration power plant reached its COD on July 1, 2020. In June 2020, the EA granted a permanent license to the OPC-Hadera power plant for generation of electricity using cogeneration technology having installed capacity of 144 MW and a supply license. The generation license is for a period of 20 years, as is the supply license so long as a valid generation license is held (the generation license may be extended by an additional 10 years). At the end of April 2022, OPC-Hadera’s steam turbine was shut down for maintenance purposes, where in the course of the work, repair work was also performed in the gas turbines. Due to additional required repairs, the shutdown period was extended and the steam turbine returned to service in December 2022. During the time in which maintenance work was under way in the steam turbines, OPC-Hadera operated partially and OPC continued selling electricity to its customers. However, OPC purchased electricity from a third party in order to meet the demand during the shutdown. In addition, maintenance work is expected to take place in October 2023 in one of the power plant’s gas turbines expected to last two weeks.

OPC-Hadera leases from Infinya the land on which the power generation plant is located for a period of 24 years and 11 months from December 2018.

EPC Contract

In January 2016, OPC-Hadera entered into an EPC contract with an EPC contractor, IDOM, for the design, engineering, procurement and construction of the cogeneration power plant (as well as amendments to the agreement that were subsequently signed). The total consideration, following amendments made to the agreement in 2018, was estimated at NIS 639 million (approximately $185 million), payable upon achievement of certain milestones. The agreement contains a mechanism for the compensation of OPC-Hadera in the event that IDOM fails to meet its contractual obligations under the agreement.

On July 1, 2020, the commercial operation date of the Hadera power plant commenced after a delay in the completion of construction as a result of, among other things, components replaced or repaired. The reimbursements from the insurance policies and/or compensation from the construction contractor have not been received (except for amounts unilaterally offset by OPC against payments to the construction contractor in respect of the delay in operation, and non-compliance with the power plant’s performance). There is no certainty that OPC will be reimbursed and/or compensated for the full amount of its direct and indirect damages, and OPC-Hadera had filed an arbitration proceeding against the contractor. In November 2021, OPC-Hadera submitted a response and a counter request to the arbitrator. During 2022, the parties held negotiations in an attempt to formulate a compromise. There is no certainty regarding the continuation of such negotiations. No compensation has been received from the construction contractor in respect of the delay in the commercial operation of OPC-Hadera and non-compliance with the performance criteria outlined in the construction agreement (except for amounts totaling $14 million, which were unilaterally offset by OPC from payments to the construction contractor, which the construction contractor has disputed). There is no certainty that OPC-Hadera will be able to receive reimbursements and/or compensation in respect of the full amount of its claims. In July 2022, in accordance with the parties’ request and taking into consideration the maintenance work in the steam turbine, the arbitration proceeding was suspended. In January 2023, the arbitration proceeding was renewed at the request of OPC-Hadera’s construction contractor, and a hearing was scheduled for June 2024. The submission of a statement of defense and a statement of counterclaim on behalf of OPC was set for June 2023. The construction contractor contacted the arbitrators, requesting to amend its pleadings and add a claim regarding its entitlement to receive a final acceptance certificate in connection with the power plant by virtue of the construction agreement.

Sales of Electricity and Steam

OPC-Hadera’s power plant supplies the electricity and steam needs of Infinya’s facility and provides electricity to private customers in Israel. It also sells electricity to the IEC. The power plant operates using natural gas as its energy source, and diesel oil and crude oil as backups. In order to benefit from the fixed arrangements for cogeneration electricity producers, each generation unit in a power plant must meet the minimum energy utilization conditions set forth in the Cogeneration Regulations, and if it does not meet them, other tariff arrangements will apply, which are inferior to the tariff arrangements applicable to cogeneration producers. OPC-Hadera is entitled, if it complies with the terms and conditions of the regulations arrangements, to sell to the Systems Operator up to 50% of the electrical energy generated during on-peak and mid-peak hours, based on annual calculation, and up to 35 MW during off-peak hours based on an annual calculation, for a period of up to 18 years from the permanent license issue date, and at a tariff, the formula for calculation of which is fixed in advance and includes linkage mechanisms for the various parameters, including OPC-Hadera’s gas price (including taxes, the CPI and the exchange rate of the USD). Following the demand hours clusters revision resolution, which updated the demand hours clusters, the mid-peak demand hour cluster was canceled, and the off-peak hours were expanded in a way that might reduce the System Operator’s purchase obligation from OPC-Hadera. Notwithstanding the foregoing, the EA decided not to make changes regarding producers that use gas to generate electricity.

OPC-Hadera has entered into a PPA with Infinya for supply of all of Infinya’s electricity and steam needs for a period of 25 years. The agreement provides a minimum quantity of steam to be purchased by Infinya (take or pay), which will be subject to adjustment. The Hadera Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of the steam.

In addition to this agreement, OPC-Hadera has entered into PPAs with additional private customers. These agreements are essentially similar to OPC-Rotem’s PPAs and include early termination and/or extension provisions (as the case may be).

Gas Supply Agreements

In 2012, Infinya entered into an agreement with the Tamar Group for the supply of natural gas, which has been assigned to OPC-Hadera. This gas supply agreement expires upon the earlier of April 2028 or the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas shall be supplied on a firm basis, and includes a take or pay obligation, by OPC-Hadera. In addition, according to the agreement, OPC-Hadera has the option to effectively reduce the purchased gas quantities by approximately 50%, subject to certain conditions. In June 2022, OPC-Hadera exercised the option to reduce the quantities as stated above, which came into effect in March 2023.

In September 2016, OPC-Hadera entered into another gas supply agreement with the Tamar Group. The gas supply agreement will expire at the earlier of fifteen years from January 2019 on the date on which OPC-Hadera consumes the entire contractual capacity. Both parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas will be supplied on an interruptible basis, and the Tamar Group shall not be responsible for failures in the requested gas supply levels. The Tamar Group may decide to switch the supply to a firm basis. In the event of such a decision and from the date of the change in supply mechanism, OPC-Hadera will be subject to a take or pay obligation. OPC-Hadera also has the option to sell gas surplus to other customers, including related parties, subject to limitations. In 2019, this agreement was amended reducing the minimum consumption to 30%, extending the time period when the option can be exercised, and increasing certain gas consumption commitments of OPC-Hadera until the end of the Karish gas reservoir commissioning (at which time gas supply from Energean is expected to be available). The amendment was intended to allow a reduction in the quantity of gas purchased under the agreement with Tamar Group and increase in the quantity purchased under the terms of the agreement with Energean (as described below) with the purpose of decreasing the overall gas price of OPC. OPC-Hadera exercised an early termination right in June 2022 and informed Tamar Group of such early termination which will come into force after 12 months and is expected to terminate in June 30, 2023.

In December 2017, OPC-Hadera signed an agreement for the purchase of natural gas with Energean (the “OPC-Hadera Energean Agreement” and together with the OPC-Rotem Energean Agreement, the “Energean Agreements”). Pursuant to this agreement, OPC-Hadera has agreed to purchase from Energean 3.7 billion m3 of natural gas for a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, this agreement was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from fifteen years to ten years (unless the total contractual quantity is supplied earlier). In May 2022, a further amendment to the OPC-Hadera Energean Agreement was signed which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas purchased under OPC-Hadera’s natural gas agreement with the Tamar Group and as well the arrangements in connection with pay or take undertakings, waiver of assertions and claims in relation to the period prior to the amendment; the amendment also revises the circumstances and defers the dates on which the parties may terminate the OPC-Hadera Energean Agreement early due to a deferral of the Karish Tanin Reservoir COD. In June 2022, OPC-Hadera delivered its reduction notice for the reduction of quantities that came into effect in March 2023 as set in OPC-Hadera’s respective agreements with the Tamar Group. In August 2022, OPC-Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the OPC-Hadera Energean Agreement, which increases the take or pay commitment under the agreements.

In 2020-2021, Energean notified OPC-Hadera of the delay in the supply of gas from the Karish Tanin Reservoir, contending that COVID-19 related force majeure events have delayed the commercial operation of the Karish Tanin Reservoir. On October 26, 2022, Energean announced that it commenced flowing the first gas from the Karish Tanin Reservoir with the commercial operation of the Karish Tanin Reservoir expected within six months from the announcement. In addition, Energean notified OPC that the test run period of the reservoir has started, during which OPC was being supplied an insignificant quantity of natural gas from Energean. During 2022, OPC-Hadera was paid NIS 7 million (approximately $2 million) in respect of the delay in the supply of gas from the Karish Tanin Reservoir. For further information on OPC-Hadera’s gas supply agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—OPC’s Raw Materials and Suppliers.”

In January 2023, Energean announced that the commissioning process is expected to be completed in February 2023. Energean informed OPC Hadera of the completion of the commissioning process for the purposes of the OPC-Hadera gas supply agreement on February 28, 2023. Upon commercial operation of the Karish Tanin Reservoir, and at the end of the period of reduction of quantities under the Tamar Agreements, OPC-Hadera is expected to start acquiring a substantial portion of the gas from Energean, and thereby cut its gas acquisition costs. OPC is currently in touch with Energean in connection with its notices to OPC-Hadera.

OPC-Hadera had entered into an agreement with an unrelated third party for the sale of surplus quantities of gas to be supplied to it under the agreement between Energean and OPC-Hadera. As from January 2022, the agreement was cancelled.

In June 2016, OPC-Hadera entered into a maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH, or GEGPP pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC-Hadera plant for a period commencing on the date of commercial operation until the earlier of: (i) the date on which all of the covered units (as defined in the service agreement) have reached the end-date of their performance and (ii) 25 years from the date of signing the service agreement. The service agreement contains a guarantee of reliability and other obligations concerning the performance of the OPC-Hadera plant and indemnification to OPC-Hadera in the event of failure to meet the performance obligations. OPC-Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

Tzomet

OPC Israel owns 100% of the shares of Tzomet, which is developing a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. Tzomet was acquired for consideration of approximately $31 million.

In February 2020, financial closing for the Tzomet project was met and in 2020, the construction of the Tzomet power plant commenced. OPC expects that the Tzomet plant will reach its COD in the first half of 2023 and that the total cost of completing the Tzomet plant will be approximately NIS 1.4 billion (approximately $0.4 billion) (excluding NIS 200 million, the amount of assessment issued by Israel Lands Authority in 2021, not including the VAT). As of December 31, 2022, OPC had invested approximately NIS 1.2 billion (approximately $341 million) in the project.

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

In January 2020, Tzomet entered into a PPA with IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA. The term of the Tzomet PPA is for 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (i) Tzomet will sell energy and available capacity to IEC and IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services, (ii) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in relevant regulation, (iii) the plant will be operated pursuant to the System Operator’s directives and the System Operator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (iv) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and relevant regulation, and pay penalties for any non-compliance. Once the Tzomet plant reaches its COD, its entire capacity will be allocated to the System Operator pursuant to the terms of the Tzomet PPA.

Under the establishment of the System Operator as part of the IEC Reform, in October 2020, Tzomet received notice that its PPA with the IEC has been re-assigned to Noga.

Gas Supply Agreement

In December 2019, Tzomet entered into an agreement with INGL for the transmission of natural gas to the Tzomet power plant. The agreement is subject to cancellation under certain conditions. OPC provided a corporate guarantee in connection with Tzomet’s obligations under the agreement. In January 2021, INGL revised and increased the total connection fee to NIS 32 million (approximately $10 million). According to the agreement, the expected commencement of the transmission is 25-29 months from December 2019. As of March 2023, the piping of natural gas to Tzomet started, and the gas is undergoing acceptance tests.

Maintenance Agreement

In December 2019, Tzomet entered into a long-term maintenance agreement with PW Power Systems LLC (“PW”). Pursuant to the agreement, PW will provide maintenance treatments to the Tzomet plant generators, turbines, and additional equipment for a period of 20-years commencing on the date of commercial operation of the Tzomet plant.

EPC Contract

Tzomet has entered into an EPC agreement with PW for construction of the Tzomet project. Pursuant to this agreement, PW committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation and undertook to complete the construction work of the Tzomet project. The aggregate consideration payable over the term of the agreement is approximately NIS 1.1 billion (approximately $300) million, and is payable based on the achievement of milestones. The agreement contains a mechanism for the compensation of Tzomet in the event that PW fails to meet its contractual obligations under the agreement. In March 2020, Tzomet issued a notice to commence to the contractor under the agreement and the agreement was further amended to extend the period for completion of construction by three months. Based on the expected date for the Tzomet power plant to connect to the electrical grid according to a survey and due to the continuation of COVID-19 restrictions and the supply chain delays, OPC expects the power plant to be completed in the first half of 2023.

Construction of energy generation facilities on the premises of consumer

OPC has entered into agreements with several consumers (including consumers that were successful in the EA’s tender) for the installation and operation of generation facilities on the premises of consumers using gas-powered electricity generation installation, photovoltaic (solar) installations and setting up electricity storage installations for capacity of approximately 110 MW, as well as arrangements for the sale and supply of energy to consumers. OPC intends to sign, build and operate agreements for all the above-mentioned technologies, representing a total capacity of at least 120 MW (including solar energy and storage). Upon completion, OPC will sell electricity from the generation facilities to the consumers for a period of approximately 15-20 years from the COD of the generation facilities. The planned COD dates are in accordance with the conditions provided in the agreements, and no later than 48 months from the date of the agreement. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million (approximately $1 million) for every installed MW.

The arrangements with customers that have been entered into and those expected to be entered into provide for reduced tariffs for customers reflecting lower use of the infrastructure, and capacity payments to OPC. OPC has also signed construction agreements and agreements covering the supply of motors for the generation facilities, with a total capacity of approximately 60 MW. Some PPAs with OPC-Rotem and OPC-Hadera have been extended in connection with such arrangements. OPC intends to take action to sign construction and operation agreements with additional consumers (including customers of the group). OPC has entered into a framework agreement to order motors for the generation facilities.

Gnrgy

In April 2021, OPC acquired a 51% interest in Gnrgy for NIS 67 million (approximately $22 million). Gnrgy (which is now held via OPC Israel) was established in Israel in 2008 and operates in the field of charging electric vehicles (e-mobility) and the installation of charging stations for electric vehicles. The acquisition is part of OPC’s strategy to expand into new areas of energy production and the provision of advanced energy solutions to its customers including energy supply and the management of energy for electric vehicles. The majority of the purchase price was earmarked for funding of Gnrgy’s business plan including repayment of existing related party debts. Gnrgy’s founder retained the remaining interests in Gnrgy and enter into a shareholders’ agreement with OPC, which would among other things give OPC an option to acquire a 100% interest in Gnrgy.

Acquisition of Kiryat Gat Power Plant

In June 2022, OPC, through a subsidiary, entered into a purchase agreement with Dor Alon Energy in Israel (1988) Ltd. and Dor Alon Gas Power Plants Limited Partnership (together, the “Dor Alon”) for the purchase by OPC of a partnership which owns the Kiryat Gat Power Plant, which began commercial operation in November 2019. The consideration under the purchase agreement is approximately NIS 870 million (approximately $248 million), subject to further adjustments for cash balances and working capital.

The consideration, as adjusted, is required to be paid on the completion date of the acquisition, except for NIS 300 million (approximately $86 million) of the consideration, which is required to be paid on December 31, 2023.

The completion of the acquisition remains subject to conditions set forth in the purchase agreement, including regulatory approvals and third-party consents.

OPC is negotiating an agreement with a financial institution to finance a portion of the purchase in the amount of approximately NIS 450 million (approximately $128 million) which, subject to signing, will be used for partial repayment of the consideration. OPC Israel expects to fund the remaining purchase price with its own resources.

Tariff approval - the power plant has a tariff approval awarded by the EA, which defines the capacity tariffs to which the Kiryat Gat Power Plant is entitled from the System Operator. The capacity payment is capped. The power plant works under a “limited capacity” regulation, in accordance with the regulation for cogeneration producers that do not meet the terms of the cogeneration. Under the regulation, the power plant is allowed to sell the electricity-to-electricity consumers, and to provide the remaining generation capability to the System Operator as capacity, under an annual capacity limit.

Long-term operation and management agreement with Siemens - as part of the operation agreement, Siemens undertook to provide the Gat Partnership1 full operating and maintenance services in the Kiryat Gat Power Plant for up to 20 years from the commercial operation date. Siemens undertook that the Kiryat Gat Power Plant shall operate at a minimum annual capacity; it also undertook to meet minimum performance requirements as set in the operation and maintenance agreement. After the commercial operation of the power plant, a dispute has arisen between the parties regarding the Gat Partnership’s right to receive a discount in the quarterly payment to Siemens, in accordance with the provisions of the agreement. The parties are conducting an arbitration proceeding regarding this issue; no decision has been rendered as part of this proceeding, and there is no certainty as to its results.

Natural gas supply agreement with the Tamar - agreement for the purchase of natural gas from the partners in the Tamar. The supply agreement sets conditions for the purchase of a minimum quantity of gas and other arrangements. In 2016, the parties signed an addendum to the supply agreement, whereby the term of the agreement was extended to 18 years from the first supply date (with an option to extend by further two years, subject to the terms set out in the addendum). In March 2020, the supply agreement became a continuous agreement, as part of which Tamar undertakes to sell to the Gat Partnership the required quantity, and the Gat Partnership undertakes to purchase a minimum annual quantity, and alternatively - to pay for the quantity it has undertaken to purchase even if it had not actually purchased it (take or pay). In March 2021, and in accordance with the terms of the supply agreement, the Gat Partnership reduced the minimum annual quantity purchased from the Tamar partnership and started purchasing gas needed for the Kiryat Gat Power Plant from the gas reservoirs and in the secondary market under “spot” agreements.

Agreement with Dorad Energy Ltd. (the “Dorad”) - The Kiryat Gat Power Plant entered into an agreement, under which the entire generation capacity of the Kiryat Gat Power Plant is sold to Dorad, which operates as the electricity supplier, and is in charge of all activities relating to the supply and sale of electricity involving end customers and IEC, in consideration for capacity and energy payments to the Gat Partnership. The agreement is expected to be terminated on the transaction completion date, and its termination is a condition for the completion of the transaction.

1 Alon Energy Centers Limited Partnership (of which OPC acquired all rights, in connection with the acquisition of Kiryat Gat Power Plant) holds directly 99% of the limited partners’ rights to the capital of Alon Energy Centers-Gat Limited Partnership (the “Gat Partnership”), and 100% of the issued and paid-up share capital of Alon Energy Centers - Management (2012) Ltd., which directly holds 1% of the capital rights in the Gat Partnership. The Gat Partnership holds the Kiryat Gat Power Plant.

Subject to the completion of the transaction, the Dorad agreement will be terminated (as stated above), and the Company intends to act as the power plant’s electricity generator.

Agreements with customers - before entering into engagement with Dorad, the Gat Partnership signed energy supply agreements with a number of private customers. In accordance with the Dorad agreement, the supply services to those customers are carried out by Dorad, and upon the expiry of the Dorad agreement, and subject to the completion of the said transaction, the Gat Partnership (or any other Group company that serves as the supplier, as will be decided), is supposed to act as the supplier of those customers.

Financing agreement - the Gat Partnership entered into a financing agreement with Mizrahi Tefahot Bank Ltd. and other entities for the provision of credit for financing the construction and operation of the power plant (the “Senior Debt”). On December 27, 2022, OPC was informed that the Senior Debt was repaid in full, and consequently the consideration in the purchase transaction will be adjusted.

Additional details – Kiryat Gat Power Plant’s revenues from sale of energy are linked to the generation component; therefore, its profitability is affected by changes in the generation component (revenues from provision of capacity are linked to the CPI). The power plant’s operating expenses include the costs of natural gas, fixed and variable expenses to the operation contractor, and general and administrative expenses.

United States

OPC’s operations in the United States consist of the operations of CPV, which was acquired in January 2021 by an entity in which OPC indirectly holds a 70% interest (not including profit participation for employees of CPV).

CPV is engaged in the development, construction and management of renewable energy and natural gas-fired power plants in the United States. CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 15 GW, of which approximately 5 GW consists of wind energy and another approximately 10 GW consists of conventional, natural gas-fired power plants. CPV holds rights in active power plants it developed and constructed over the past years (both conventional, natural gas-fired and renewable energy), as well as in a backlog of renewable energy projects, carbon capture projects and gas-fired power plants in various development stages, with total capacity of approximately 8,000 MW. CPV’s proportionate ownership interest is approximately 1,290 MW out of 4,045 MW (5 power plants), and 152 MW in wind energy. In addition, the share of CPV and its production capacity in projects that are currently under construction is as follows: (i) in a natural gas-fired power plant, the share of CPV is approximately 126 MW out of a total capacity of 1,258 MW under construction and (ii) 228 MW in two solar energy projects in construction stages.

CPV provides asset management services and energy management services to power plants using different technologies for projects it developed and for third parties. CPV provides asset management services for power plants with an overall capacity of approximately 5,870 MW (including 100 MW attributed to Maple Hill project which is currently under construction) and energy management services for power plants with a total capacity of approximately 5,493 MW.

In January 2023, CPV, through a 100% owned subsidiary, announced acquisition of four operating wind-powered electricity power plants in Maine, United States, with an aggregate total capacity of approximately 81 MW. The plants operate in the ISO-NE market in the United States.

In light of the development and expansion of CPV Group’s renewable energy activity. CPV’s operating areas include (i) Renewable Energy, including electricity generation through renewable energy and (ii) Energy Transition, including electricity and energy generation and supply in the US through holding development and construction of natural gas power plants in the US. CPV has additional activities, including development of carbon capture generation projects, asset management activity and retail power supply to commercial and industrial customers (ancillary to the generation activity).

Electricity generation and supply using conventional technologies

The table below sets forth an overview of CPV’s power plants that were in commercial operation as of December 31, 2022.

Project	Location	Installed Capacity (MW)	CPV ownership interest	Year of commercial operation	Type of project/ technology / client	Regulated market(1)	Commercial Structure
Conventional Energy
CPV Fairview, LLC (“Fairview”)	Pennsylvania	1,050	25%	2019	Gas-fired, combined cycle	PJM MAAC
Capacity payments from PJM, regardless of the actual quantity generated, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2025. The capacity price determined for the 2022/2023 capacity year is $95.79 per MW/day in the zone in which the project is located. The capacity price determined for both the 2023/2024 and 2024/2025 capacity years is USD 49.49 per MW/day in the zone in which the project is located.
The sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with bids of the electricity producers.
The gas for the project is acquired on the market on the basis of market prices in (at) the purchase points.
From time to time the project may enter into agreements to hedge the energy and gas prices for some or all of the capacity using a range of tools and products in order to reduce the level of uncertainty of the margin between the price of electricity received on the PJM and the price paid for the gas.

CPV Towantic, LLC (“Towantic”)	Connecticut	805	26%	2018	Gas-fired (with dual fuel), Combined cycle	ISO-NE CT
Capacity payments from ISO-NE, without reference to the actual quantity generated, are based on the price determined in the tender. The project participated in a capacity tender for the first time in June 2018 to May 2019 based on a price of $9.55 per kW/month and it exercised the possibility to determine (fix) the tariff for seven years in respect of 725 MW linked to the Utilities Inputs Index.
For 2023-2024, there is a possibility to sell an additional 45 MW. The capacity price set for the 2025/2026 and 2026/2027 capacity years is $2.59 per kW/month in the area in which the project is located. Afterwards, capacity prices will be based on an annual tender for the activity year three years in advance.
The sale of electricity on the organized ISO-NE market, which is supervised and administered by ISO-NE to ensure the supply of electricity in accordance with the bids of the electricity producers.
The gas for the project is purchased on the market on the basis of market prices in (at) the purchase point.
From time to time, the project may enter into agreements to hedge the energy and gas prices for some or all of the capacity using a range of tools and products in order to reduce the level of uncertainty of the margin between the electricity price received on the ISO-NE and the price paid for the gas.

Project	Location	Installed Capacity (MW)	CPV ownership interest	Year of commercial operation	Type of project/ technology / client	Regulated market(1)	Commercial Structure
Conventional Energy
CPV Maryland, LLC (“Maryland”)	Maryland	745	25%	2017	Gas-fired, Combined cycle	PJM SW MAAC
Capacity payments from PJM, regardless of the actual quantity generated, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2025. The capacity price determined for the 2022/2023 capacity year is $95.79 per MW/day in the zone in which the project is located. The capacity price determined for the 2023/2024 and 2024/2025 capacity years is $49.49 per MW/day in the zone in which the project is located.
The sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.
The gas for the project is acquired based on market on the basis of market prices at the purchase point.
From time to time, the project may enter into agreements to hedge the energy and gas prices for some or all of the capacity using a range of tools and products in order to reduce the uncertainty of the margin between the electricity price received on the PJM and the price paid for the gas.

CPV Shore Holdings, LLC (“Shore”)	New Jersey	725	37.53%	2016	Gas-fired, Combined cycle	PJM EMAAC
Capacity payments from PJM, regardless of the actual quantity generated, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2025. The capacity price determined for the 2022/2023 capacity year is $97.86 per MW/day in the zone in which the project is located. The capacity price determined for the 2023/2024 capacity year is $49.49 per MW/day in the zone in which the project is located. The capacity price determined for the 2024/2025 capacity year is USD 54.95 per MW/day in the zone in which the project is located.
The sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.
The gas for the project is acquired based on the market prices at the purchase point.
From time to time, the project may enter into agreements to hedge the energy and gas prices for some or all of the capacity using a range of tools and products to reduce the uncertainty of the margin between the price received on PJM and the price paid for the gas.

CPV Valley Holdings, LLC (“Valley”)	New York	720	50%	2018	Gas-fired, Combined cycle	NYISO Zone G
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
From time to time, the project may enter into agreements to hedge the energy and gas prices using range of tools and products in order to reduce the uncertainty of the margin between the price of electricity received on the NYISO and the price paid for the gas.

Project	Location	Installed Capacity (MW)	CPV ownership interest	Year of commercial operation	Type of project/ technology / client	Regulated market(1)	Commercial Structure
Renewable Energy Projects(3)
CPV Keenan II Renewable Energy Company, LLC (“Keenan II”)	Oklahoma	152	100%(2)	2010	Wind	SPP (Long-term PPA)	The project entered into a PPA with a utility company for the electricity generated up to 2030.
________________________________________
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

(3)
In January 2023, CPV (through a wholly and indirectly owned entity) entered into an agreement for the acquisition of all rights (100%) in four active power plants for the generation of electricity through wind energy, with a total aggregate total capacity of approximately 81 MW, located in the State of Maine (United States) (the “Projects” and the “Mountain Wind Transaction,” as applicable). The Projects’ commercial operation started between 2008 and 2017, and are in the ISO-NE market. The Projects sell all the electricity and RECs under separate PPAs for the next 13 to 19 years, with most of the capacity being sold under contracts with a term for the next 15 years. The consummation of the Mountain Wind Transaction is subject to certain conditions precedent, including, among others, receipt of regulatory approvals in the United States. With respect one of the required consents, in February 2023 the waiting period under the applicable United States antitrust laws, the Hart-Scott-Rodino Act (the “HSR”), lapsed and therefore the Mountain Wind Transaction was cleared for closing for HSR purposes. The consideration for the Mountain Wind Transaction is $172 million, and subject to the adjustments and the other terms and conditions in the acquisition agreement. CPV intends to finance approximately 40% of the consideration in the transaction using external financing which terms are currently under negotiations and which is expected to include senior debt in project finance including collaterals of the Projects and the equity rights in the Projects, all subject to certain conditions that have not yet been finalized.

The table below sets forth an overview of the generation capacity of CPV’s plants in commercial operation for 2021 and 2022.

	2021			2022
	Net Electricity generation (GWh)(1)	Actual Generation(2) (%)	Actual Availability Percentage (%)	Net Electricity generation (GWh)(1)	Actual Generation (%)(3)	Actual Availability Percentage (%)
Conventional Energy Projects
Fairview(4)	7,899	88.5%	91.6%	7,607	85.5%	87.3%
Towantic	5,556	77.3%	91.2%	4,960	69.0%	83.5%
Maryland	3,796	58.6%	84.8%	3,779	58.1%	90.9%
Shore	3,654	57.6%	93.6%	4,422	69.7%	96.0%
Valley	4,334	71.8%	78.3%	4,831	80.1%	88.6%
Renewable Energy Projects
Keenan II	530	39.8%	93.7%	286	21.5%	92.3%
_________________________________________
(1)	The net generation is the gross generation during the year less the electricity consumed for the self-use of the power plants.

(2)
The actual generation percentage is the electricity produced by the power plants relative to the maximum generation capacity during the year and is affected by unplanned outages or maintenance in the power plants which are conducted in regular time intervals. Major planned maintenance normally takes 30 – 40 days and reduces the power plants’ scope of production and capacity until maintenance is completed.

(3)
The actual generation percentage is the electricity produced by the power plants relative to the maximum amount of generation capacity during the year and is affected by ordinary course maintenance activities at the power plants which are scheduled at fixed intervals. Such maintenance activities typically last for approximately 30–40 days and reduce the power plants’ generation and availability until such maintenance has been completed. In January 2023, there was an unplanned maintenance in one of the power plants for approximately 13 days to repair a malfunction which was fixed. In 2023, Fairview, Shore, and Valley, are each expected to undertake material planned maintenance.

(4)
The availability of Fairview’s production and capacity compared to 2021 was mainly affected by an unplanned maintenance. Maryland availability was affected mainly by weather conditions and extensions of the spring and fall planned maintenance. Towantic was out of order for a total of approximately 50 days during 2022 for planned and unplanned maintenance. Shore benefited from stronger market conditions which led to an increase in production and availability. Keenan absorbed curtailments in generation.

Projects under Construction

The table below sets forth an overview of CPV’s projects under construction.

Project	Location	Planned Capacity (MW)	CPV Ownership Interest	Year of construction start	Projected date of commercial operation	Type of project/ technology	Manner of sale of capacity/ electricity	Expected construction cost for 100% of the project
Conventional Energy Projects
CPV Three Rivers LLC (“Three Rivers”)	Illinois	1,258	10%(1)	2020	Second half 2023	Natural gas, combined cycle
Three Rivers participated in tenders for capacity in the PJM Market for the 2023/2024 year.
Capacity payments from PJM regardless of the actual quantity of generated electricity, based on the price determined in an annual tender for the year of operation three years in advance. The capacity price is determined up to May 2025.
The capacity price determined for the 2023/2024 capacity is $34.13 per MW/day in the zone in which the project is located. The capacity price determined for the 2024/2025 capacity year is $28.92 per MW/day in the zone in which the project is located.
The sale of electricity on the PJM market is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.
The gas for the project will also be purchased on the market on the basis of market prices at the purchase points gas metrics.
Approximately $1.3 billion

Project	Location	Planned Capacity (MW)	CPV Ownership Interest	Year of construction start	Projected date of commercial operation	Type of project/ technology	Manner of sale of capacity/ electricity	Expected construction cost for 100% of the project
Renewable Energy Projects
CPV Maple Hill Solar LLC (“Maple Hill”)	Pennsylvania	126 MWdc (Approximately 100 Mwac)	100%(3)	Q2 2021	Second half 2023(2)	Solar
The capacity payments from the PJM market, regardless of the actual quantities generated, based on the price set in an annual tender for the year of operation three years in advance. The capacity price is known up to May 2025. The capacity price determined for the 2022/2023 capacity year is $95.79 per MW/day in the zone in which the project is located. The capacity price determined for both 2023/2024 and 2024/2025 capacity years is $49.49 per MW/day in the zone in which the project located.
Sale of 100% of the project’s SREC to a global energy company by 2026. CPV Group provided collateral to secure its obligations in the agreement, which include making certain payments to the other party if certain milestones (including commencement of activity) in the project are not completed according to a specific schedule.
Sale of 48% of the electricity generated by the facility in accordance with virtual PPA.
The remaining electricity is sold on the PJM market, which is organized, supervised and administered by PJM to ensure the supply of electricity in accordance with the bids of the electricity producers.
Approximately $0.2 billion

Project	Location	Planned Capacity (MW)	CPV Ownership Interest	Year of construction start	Projected date of commercial operation	Type of project/ technology	Manner of sale of capacity/ electricity	Expected construction cost for 100% of the project
Renewable Energy Projects
CPV Stagecoach Solar, LLC (“Stagecoach”)(4)	Georgia	100 MW	100%	Q2 2022	First half 2024	Solar
The project entered into a power supply agreement (PPA) with a utility company for the supply of all the electricity to be produced for a period of up to 30 years from the project’s commercial operation date, at market prices.
Sale to a global company of 100% of the project’s SRECs, as well as a hedge covering the entire electricity price of the quantity that shall be produced and sold to the utility company, at a fixed price, for a period of 20 years from the date of commercial operation of the project
Approximately $127 million(5)
_________________________________________________
(1)	Reflects completion of the sale of 7.5% of CPV’s interest in the Three Rivers Project on February 3, 2021.

(2)
In light of suspension of the investigation started by the U.S. Department of Commerce, the project’s original panel supplier will not continue to supply the panels, the CPV Group made the adjustments to the project, as stated below, by means of utilization of the Group’s framework agreement for acquisition of panels from March 2022. The CPV Group is taking the required steps in order to implement replacement of the panel supplier. About 24 megawatts was supplied to the site by the original panel supplier. The balance of the solar panels, in the scope of about 102 megawatts is expected to be supplied under the framework agreement for acquisition of panels during 2023, and subject to execution of the adaptation and installation work of the panels on the project’s site. In light of the postponement of the connection date, the project is expected to reach commercial operation in the second half of 2023. The CPV Group is in contact with the parties involved with the project in order to update the agreements with them (if necessary) so as to reflect therein the said change. In April 2022, the project received a connection agreement with PJM and the connection is expected to be made in the second quarter of 2023. Maple Hill’s expected commercial operation date may be delayed even beyond what is stated above, including as a result of regulatory issues, changes pertaining to market terms in connection with raw materials (such as availability of solar panels) and supply chains, or technical delays (including adjusting and assembling equipment for the project) or the completion of the process of connecting Maple Hill to the grid by PJM. Delays may affect Maple Hill’s ability to meet certain schedule obligations with counterparties and may result in liquidated damages payments.

(3)
In 2022, CPV signed a term sheet with a “tax equity partner” for an investment of approximately $45 million in the project; the agreement is subject to completion of negotiations and the signing of binding agreements and ongoing considerations with respect regulatory and legislative developments (including but not limited to the IRA). The parties are currently discussing an update to the term sheet, including an increase of the investment to approximately $52 million.

(4)
In May 2022, a Work Commencement Order for the construction work was issued to the project’s construction contractor, with solar technology having a capacity of approximately 100 megawatts in the State of Georgia (U.S.) – SREC market. On that date, among other things, a construction agreement (EPC) was signed with the project’s construction contractor. The total cost of the investment in the project is estimated at about $127 million (including development fees to the CPV Group in the estimated amount at about $20 million), and the project’s commercial operation date, subject to completion of the construction work is expected to take place in the first half of 2024. The project signed an agreement for sale of electricity (PPA) with a local utility company for sale of the electricity generated for a period that could reach up to 30 years from the project’s commercial operation date, at market prices. At the same time, the project contracted with a global company for sale of 100% of the project’s SRECs, RECs, and a full hedge of the electricity price of the quantity that will be generated and sold to the utility company, at a fixed price for 20 years from the project’s commercial operation date. The CPV Group has provided guarantees, in the cumulative amount of about $10 million, for purposes of assuring the project’s liabilities (including with respect to the dates relating to the project). The CPV Group continues to analyze the impact of the IRA on the project and the worthwhileness of the choice of the ITC or PTC benefit, as well as the project’s entitlement to a tax benefit.

(5)	Including estimated development fees of approximately $20 million. The CPV Group is currently in discussions with a potential tax equity partner for the project.

Projects under Development

In addition to the projects summarized above, CPV has a number of conventional, gas-fired projects with an aggregate capacity of approximately 1,250 MW, carbon capture power generation projects with an aggregate capacity of approximately 3,300 MW, and renewable energy projects (solar and wind energy technologies) in various development stages, with an aggregate capacity of approximately 3,250 MW (2,739 Mwac). The development stages for each project include, among other things, the following processes: securing of the rights in the project’s lands; licensing processes; completion of receipt of approvals, regulatory planning processes and public hearing; environmental surveys; engineering tests; testing, insurance and ensuring of interconnection to the relevant transmission grids (including filing a request for connection agreement); signing of agreements with relevant investors or lenders with relevant investors or lenders and relevant suppliers (construction contractor, equipment and turbines contractors) and entering into a hedge agreement and PPAs, and RECs (based on the type of project) (the stated milestones may include providing collaterals and taking obligations in connection with the advancement of the projects).

Carbon Capture Projects

CPV is developing two power plants with reduced emissions that are powered by natural gas based on use of advanced carbon capturing technologies – one in West Virginia and the second in Texas, and is working towards increasing the development projects backlog in this area, including by acquisitions or initiation of suitable projects. The projects are expected to capture at least up to 95% of the carbon emitted in the sites, and they will have gas turbines capable of transitioning to hydrogen. CPV believes the projects are located in areas where the burying of carbon is expected to be geologically and economically feasible.

The cost of construction of projects of such magnitude is estimated at a range of $2,000 to $2,500 per kilowatt. Should the projects be executed, they are expected to be eligible for tax benefits as set out in the law. The building of the project, similarly to the project in Texas, is subject, among other things, to the completion of various development processes (including, among others, environmental, technological, and land development-related), licensing procedures, financing and receipt of the required relevant approvals, as well as the approval by OPC and CPV management bodies.

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

Benefits under the IRA: The IRA extends and expands the production tax credit available for carbon dioxide sequestration and/or use. For electricity generating facilities that install carbon capture technologies with the capacity to capture 75% or more or baseline carbon dioxide production, this production tax credit is available for the first 12 years after placement in service if the applicable electricity generation facility captures at least 18,750 metric tons of carbon dioxide per annum. The base credit amount is $17/metric ton of carbon dioxide that is captured and sequestered and $12/metric ton of carbon dioxide that is injected for enhanced oil recovery (EOR) or utilized in another production process. Like the ITC and PTC for renewable energy, the carbon capture PTC can be increased if the project meets relevant wage and apprenticeship requirements. The maximum credit for sequestered carbon dioxide is $85/metric ton and the maximum credit for EOR and other beneficial re-use is $60/metric ton. In addition, the tax credit is eligible for direct pay for up to the first five years for carbon capture equipment placed in service after December 31, 2022.

In relation to projects that are under development by the CPV Group, the IRA is expected to have a positive effect on benefits available under the law in respect of using carbon capturing technologies. The full effects of the IRA have not yet been clarified, and are expected to be clarified when detailed arrangements are formulated.

The table below sets forth additional details regarding the CPV project of which the construction has not commenced.

Project	Location	Capacity (MW)	OPC Ownership Interest	Projected Year of construction start	Projected date of commercial operation	Type of project/ technology	Activity area and electricity region	Manner of sale of capacity/ electricity	Expected construction cost ($ millions)
CPV Rogue’s Wind, LLC (“Rogue’s Wind”)	Pennsylvania	Approx. 114 MW	100%(1)	Second half of 2023	Second half of 2025(2)	Wind	PJM MAAC	In April 2021, signed PPA agreement for 10 years with a clean energy company. PPA may be adjusted to updated factors of the project	Approximately $257
____________________________________
(1)
Upon consummation of an agreement with a “tax partner” CPV will have 100% of Class B rights. Class A rights are held by Tax Equity investors, who have excess tax benefits and dividend rights until a certain return (Tax Flip) is achieved.

(2)
The expected date of operation for Rogue’s Wind may be delayed due to delays in connection with PJM’s interconnection process, including construction works or upgrade works (as of March 19, 2023, the project was issued with interconnection agreement). Delays may affect Rogue Wind’s ability to meet certain schedule obligations with counterparties and may result in liquidated damages payments.

One of the solar projects that is in the advanced development stages, with a total capacity of about 170 megawatts, received a connection agreement to the grid from PJM and is expected to sign a long-term PPA agreement for 90% of the energy and SRECs. The cost of the said project is expected to be between $250 million and $290 million, about 45% of which is expected to be financed by a tax partner. In addition, customary collaterals with a cumulative value of about $17 million are expected to be provided for purposes of the agreement covering connection to the network (grid) and the PPA in addition to additional development expenses in the project. Completion of the project is expected to take place in March 2023 and commercial operation in PJM is expected to be reached in the second half of 2025.

Management of Projects

CPV provides general asset management services to power plants in the US using renewable energy and natural gas-fired energy, at a total volume, as of December 31, 2022, of 5,870 MW (4,585 MW for projects in which it has rights, and 1,285 MW for projects for third parties), by way of entering into asset management agreements. In addition to providing general asset management services, CPV also provides specific energy management services, for a total volume, as of December 31, 2022, of 5,493 MW (4,683 MW for projects in which it has rights, and 810 MW for projects for third parties), by way of entering into energy management agreements. Both categories of management agreements are usually for short to medium terms.

As of March 2023, the average period of all asset management agreements (in projects in which the CPV Group has rights and in projects of third parties) is approximately 6 years, and the remaining average period of management agreements in projects in which the CPV Group has rights is approximately 7 years (all subject to the provisions of the relevant agreements regarding the option of early termination of the agreements or options for renewal for additional periods, as the case may be), and the remaining average period of all energy management agreements (in projects in which the CPV Group has rights and in projects of third parties) is approximately 4 years, and the remaining average period of all energy management agreements in projects in which the CPV Group has rights is also approximately 4 years (and in any case, the asset management agreements and the energy management agreements are subject to the provisions of the relevant agreements in connection with early termination or renewal for additional periods). The asset management services and the energy management services are provided in exchange for a fixed annual payment, an incentive-based payment and reimbursement of certain expenses, including expenses relating to construction management services (work hours of the construction workers, expenses and expenses incurred by third parties). The asset management services include, inter alia: project management and general compliance with regulations; supervision of the project’s operation; management of the project’s debt and credit; management of agreements undertaken, licenses and contractual obligations; management of budgets and financial matters; project insurance, etc., and the energy management services include more specific RTO/ISO-facing functions which include, inter alia: testing consulting re: RTO/ISO standards, communications with RTOs and ISOs, RTO/ISO project coordination; and the preparation of periodic required regulatory reports.

Customers of asset management services are primarily funds managed by private equity, and institutional and strategic investors that are in the business of investing, owning and divesting generation assets. Asset management and energy management services are primarily marketed through word-of-mouth marketing and inbound inquiries. CPV projects that sell their electricity and capacity to wholesale markets abide by the regulations applicable to the sale of products to those markets administered by the RTO/ISOs. Long-term PPAs and hedging agreements are marketed directly by CPV’s internal development team, which used a range of methods to connect with potential customers.

Retail Power Supply to Commercial and Industrial Consumers

In early 2023, CPV Group launched a retail energy platform, CPV Retail Energy, which will serve as a retail electric provider for commercial and industrial customers in states within the PJM market (an ancillary activity to the production activity of the CPV Group). CPV Retail Energy relies on CPV’s decarbonization efforts and commitment to ESG by helping businesses meet their sustainability goals through renewable and low carbon dispatchable energy solutions.

Description of CPV projects

CPV projects predominantly sell capacity and electricity in the PJM, NYISO and IO-NE wholesale markets. Keenan (consolidated company) is a party to a long term PPA with a utility company with respect to the entire revenue source of the project. Projects that are in development are expected to sell their energy, capacity and renewable energy credits in either the wholesale market or directly to customers through long-term purchase agreements.

Generally, each of the natural gas-fired project companies in the CPV Group entered into an agreement with all other owners of rights to the project (if any), for the establishment of a limited liability company. The agreement sets forth each partner’s rights and obligations with respect to the applicable project (each, an “LLC Agreement”). Each LLC Agreement contains standard provisions for agreements of this type restricting the transfer of rights, including terms and conditions for permissible transfers, minimum equity percentage transfer requirements and rights of first offer. CPV is often obliged to maintain at least a minimum ten percent equity ownership in a project company for up to five years after closing of construction financing. Each project company is governed by a board of directors selected by the partners. Certain material decisions typically require unanimous approval by all partners, including, inter alia, declaring insolvency, liquidation, sale of assets or merger, entering into or amending material agreements, taking on debt, initiating or settling litigation, engaging critical service providers, approving the annual budget or making expenditures exceeding the budget, and adopting hedging strategies and risk management policies.

All active natural gas-fired projects trade and participate in the sale of capacity, electricity and ancillary services in their respective ISO or RTO. Typically, CPV’s project companies conduct daily projections and planning for the next operating day. After making preparations in terms of purchasing adequate natural gas to support the expected electricity generation activity, as needed, bids are submitted to the Day-Ahead market. In addition, adjustments are made throughout the day for the actual operating day (the Real-Time market), which include purchases and sales of natural gas and optimizing generation output based on the Real-Time market price. In order to account for dynamic changes, natural gas projects enter into hedging agreements that are designed to set a fixed margin and reduce the impact of fluctuations in gas and electricity prices.

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

At the developmental stage, CPV’s project companies typically enter into third-party agreements with various experts for the provision of certain specialized services. Examples of such agreements include, but are not limited to: (i) consulting agreements with environmental firms for land survey and tests, data collection, records analysis, conduct permit application work, permit reviews and other support services to engage with permitting agencies or participation in meetings with stakeholders and public officials, (ii) service agreements with engineering firms to support engineering reviews in the areas of civil, mechanical and electrical, and preparation of drawings to support permit and applications, and (iii) consulting agreements with market consultants to support analysis related to power supply and demand and natural gas supply and demand.

The project companies typically enter into various intercompany agreements with other entities within CPV for the provision of general and project-level services. These intercompany agreements include asset management agreements and energy management agreements.

Set forth below is a discussion of the key contracts for each of CPV’s project companies that are active or under construction.

Fairview

Fairview is party to the following agreements.

•
Gas Supply: a base contract for purchase and transmission of natural gas which provides for supply of natural gas at a quantity of up to 180,000 MMBtu per day at a price that is linked to market prices as provided in the agreement. Pursuant to the agreement, the gas supplier is responsible for transport of natural gas to the designated supply point and is permitted to transport ethane in lieu of natural gas up to a rate of 25% of the agreed supply quantity. The agreement is valid up to May 31, 2025. In relation to storm Elliot, the gas supplier raised a claim relating to disruptions transporting natural gas. Fairview has agreed to settle for an amount that is immaterial to the CPV Group.

•
Maintenance: a services agreement (CSA) with its original equipment manufacturer, for the supply of spare parts and maintenance services for the combustion turbines. The CSA agreement went into effect on December 27, 2016 (the “Effective Date”) and ends on the earlier of: (i) 25 years from the Effective Date; or (ii) when specific milestones are reached on the basis of usage and wear and tear. Fairview pays a fixed and a variable amount commencing from the date of the commercial operation. Fairview has paid an average of approximately $9 million each year over the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The period of the agreement is three years from the completion date of construction of the facility. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination of the agreement in accordance with its provisions. Fairview has paid an average of approximately $5 million each year over the past two years.

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

•
Management: A CPV entity served as the asset manager for Fairview until September 2022. In accordance with an inter-company management agreement, one of the other investors in the project replaced the said entity on behalf of CPV, in accordance with the terms of the agreement. This other investor of the project assumed the role of asset manager for Fairview starting at October 1, 2022 and the CPV entity will provide certain limited scope services to the other investor on behalf of Fairview.

Towantic

Towantic is party to the following agreements:

•	Gas Supply & Transmission:

•
an agreement for the guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 Tariff. The initial agreement term ended on March 31, 2022 and has been extended through March 31, 2025. The agreement renews automatically for periods of one year each time, unless one of the parties terminates the agreement.

•
an agreement for the supply of gas, pursuant to which up to 115,000 MMBtu per day will be supplied at a price linked to market prices. The supply period ends on March 31, 2023. On November 30, 2022, Towantic entered into a new natural gas supply arrangements. The agreement provides it with a maximum of 125,000 MMBtus/day of firm natural gas. The agreement has an initial term, which will commence on April 1, 2023 and end on March 31, 2025.

•
Maintenance: a services agreement (CSA) with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Towantic pays a fixed and a variable amount as of the date stipulated in the agreement. The agreement term is 20 years. Towantic has paid an average of approximately $8 million each year over the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The consideration includes a fixed and variable amount, a performance-based bonus, and reimbursement for employment expenses, including payroll costs and taxes, subcontractor costs and other costs. In July 2021, the agreement was extended and the agreement term spans from 2022 to 2024. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement. Towantic has paid an average of approximately $5 million each year over the past two years.

Maryland

Maryland is party to the following agreements:

•
Gas Supply: an agreement for the supply of firm natural gas, pursuant to which up to 132,000 MMBtu per day will be supplied at a price linked to market prices. The agreement ends on October 31, 2022 and at September 7, 2022, Maryland extended it through October 31, 2024.

•
Gas Transmission: a natural gas transmission agreement for guaranteed capacity of up to 132,000 MMBtu/d. The agreement term is 20 years from May 31, 2016, with an option for Maryland to extend it by an additional 5 years.

•
Maintenance: a services agreement with its original equipment manufacturer. Maryland may acquire additional services under the agreement, as needed. The payments under the agreement consist of minimum annual fixed payments, variable quarterly payments based on operating parameters of the defined equipment, and fixed quarterly management fees. Aside from the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (i) the date on which the equipment reaches a defined milestone; or (ii) 25 years from the signing date, on August 8, 2014. Maryland has paid an average of approximately $6 million each year over the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The consideration includes fixed annual management fees, a performance-based bonus, and reimbursement of employment expenses, payroll costs and taxes, subcontractor costs and other costs. In March 2021, the agreement was extended to continue until July 23, 2028 and may be renewed for one-year periods, unless one of the parties gives a termination notice in accordance with the notice obligations provided in the agreement. Maryland has paid an average of approximately $4 million each year over the past two years.

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

•
Engineering, Procurement and Construction Agreement. Maryland signed an Engineering, Procurement and Construction Agreement dated October 31, 2022, for the construction of a Black Start facility in the event of grid power outages around the Maryland’s site. Total contract cost is approximately $30 million to be paid in accordance with a progress payment schedule incorporated into the agreement. Most of the consideration is financed through a financing agreement entered into by Maryland.

Shore

Shore is party to the following agreements:

•
Gas Supply: an agreement for supply of natural gas. Pursuant to the agreement, the gas supplier supplies 120,000 MMBtu of gas per day at a price linked to the market price. The agreement term is until October 31, 2022 and on August 31, 2022, OPC Maryland extended it through October 31, 2023. The agreement is renewable for one-year periods subsequent to October 31, 2023.

•
Gas Transmission: two agreements with interstate pipeline companies for the use of 2 different pipeline systems, one of which was already operational and the second of which became operational in late 2021. Pursuant to the agreements, natural gas connection and transmission services are provided to Shore by means of a pipeline the start of which is an existing interstate pipe and allows for gas to reach the facility’s connection point. Shore paid a down payment to one of the pipeline companies for said services. The period of the gas transmission agreements are 15 years (until April 2030) for one interconnection, with an option to extend the agreement twice by ten years and 20 years (until September 2041) for the other interconnection, with an option to extend annually.

•
Maintenance: an amended services agreement with its original equipment manufacturer in December, 2017. Shore may acquire additional services under the agreement, as needed. The consideration consists of a fixed minimum annual payment, variable quarterly payments based on operating parameters of the defined equipment, and quarterly management fees. In addition to the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (i) the date on which the equipment reaches a defined milestone; or (ii) 20 years from the signing date. Shore has paid an average of approximately $5 million each year over the past two years.

•
Operation: an agreement for operation of the facility. The consideration includes fixed annual management fees, a performance-based bonus and reimbursement of employment expenses, including, payroll and taxes, subcontractor costs and other costs as provided in the agreement. The agreement is valid until July 2023 and includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement. Shore has paid an average of approximately $4 million each year over the past two years.

Valley

Valley is party to the following agreements:

•
Gas Supply: an agreement for the supply of natural gas of up to 127,200 MMBtu of natural gas per day at a price linked to the market price. Pursuant to the agreement, the supplier is responsible for transmission of natural gas to the designated supply point. In 2021, the agreement was extended until October 31, 2025.

•
Gas Transmission: an agreement with an interstate pipeline company for the licensing, construction, operating and maintenance of a pipeline and measurement and regulating facilities, from the interstate pipeline system for transmission of natural gas up to the facility. The supplier provides 127,200 MMBtu per day of firm natural gas delivery at an agreed price during a period ending March 31, 2033, with an option to extend by up to three periods of five-year additional periods. Valley signed an additional agreement for provision of transmission services (firm) of 35,000 MMBtu per day, for a period of 15 years ending on March 31, 2033, which can deliver gas from a different location into the firm transportation agreement referenced above.

•
Maintenance: an agreement with its original equipment manufacturer, for maintenance services for the fire turbines. The consideration includes fixed and variable amounts from the initial activation date of the turbines. The agreement period is the earlier of: (i) 132,800 equivalent base load hours; or (ii) 29 years from June 9, 2015. Valley has paid an average of approximately $6 million each year over the past two years.

•
Operation: an operation and maintenance agreement with one of the partners in the project. The consideration includes fixed annual management fees, an operation bonus, and reimbursement of certain costs set out in the agreement. The period of the agreement is five years from the completion date of construction of the facility, and the agreement may be renewed for an additional three-year periods unless there is a written notice of termination at least 6 months prior to a renewal date. Valley has paid an average of approximately $5 million each year over the past two years.

•
Hedging: a hedge agreement on electricity margins of the RPO type. The RPO is intended to provide CPV a minimum margin for the duration of the agreement term. Calculation of the amount for the minimum margin is determined for each contractual year, with the actual netting dates taking place every three months with respect to the respective partial amount and an annual adjustment is made to calculate the total annual margin, which includes each year for the RPO an annual exercise price covering the exercise period or a fiscal year. To calculate the minimum gross margin, specific parameters are taken into account, such as utilization, heat rate, the expected generation levels, forward prices for electricity and gas, gas transport costs and other specific project costs. The RPO ends on May 31, 2023.

Keenan II

Keenan II is party to the following agreements:

•	Equity Purchase Agreement: an agreement for the purchase of the 100% of the outstanding equity interests in Keenan. As a result of the acquisition in April 2021, CPV holds all of the rights to Keenan.

•
PPA: a wind power energy agreement for sale of renewable energy. Pursuant to the terms and conditions of the agreement, the acquirer is to receive all of the electricity generated by the wind farm, credits, certificates, similar rights or other environmental allotments. The consideration includes a fixed payment. The period of the agreement is 20 years, ending in 2030. The acquirer is permitted, under certain circumstances, to extend the agreement for another five-year period, and to acquire an option to purchase the project at the end of the agreement period at its fair market value, as defined in the agreement and pursuant to the terms and conditions stipulated therein.

•
Operation: a master services agreement and an operations agreement with its original equipment manufacturer for the operation, maintenance and repair of the facility. The consideration includes fixed annual fees, performance-based bonus and reimbursement of expenses. The agreement expire in February 2031. Keenan II has paid an average of approximately $5 million each year over the past 2 years.

Three Rivers

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

•
GSPA. Three Rivers entered into a Base Contract for Sale and Purchase of Natural Gas (GSPA) on December 15, 2022. The GSPA requires the supplier to provide gas supply of up to 200,000 MMBtu/day at a price indexed to market. The agreement had an initial term until January 31, 2023. The agreement is automatically renewed month-to-month unless one of the parties terminates by notification no less than 5 business days prior to the last day of the month.

•	Gas Interconnection: two connection agreements for transmission of gas, where each of them is sufficient for the full demand of the facility.

•
One agreement is an interconnection agreement with an interstate pipeline company for transmission of natural gas. The agreement sets forth the responsibility of the parties in connection with the design, construction, ownership, operation and management of a pipeline as well as the connection and pressure equipment. Based on the agreement, Three Rivers will bear the costs of all the facilities.

•
The second agreement is an additional interconnection agreement with an interstate pipeline company for transmission of natural gas. As part of the agreement, the counterparty is responsible for the design and construction to connect to the existing pipeline. The counterparty to the agreement will remain the owner of these facilities and will operate them, and Three Rivers will bear the development and construction costs.

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

•
Equipment: an agreement for acquisition of equipment for the purchase of power generation equipment and ancillary services, with an international company specializing in design and manufacture of equipment, including that required for an electricity generation facility. The equipment includes two units, with each consisting of the following main components: a gas or combustion turbine; a steam generator for heat recovery; a steam turbine; a generator; a continuous control system for emissions and additional related equipment. The equipment supplier is responsible for supply and installation in accordance with that stipulated in the agreement. In addition, the supplier is to provide technical consulting services to Three Rivers in order to support the installation process, commissioning, inspections and operation of the equipment. Pursuant to the terms and conditions of the agreement, Three Rivers will pay the third party in installments based on reaching milestones.

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

Maple Hill (under construction)

Maple Hill is party to the following agreements:

•
Tax Equity Partner. CPV signed a term sheet with a “tax equity partner” for an investment of approximately $45 million in the project; as of this date, the agreement is subject to completion of negotiations and the signing of binding agreements. The tax equity partner is expected to benefit from most of the tax benefits for the project, mainly ITC and depreciation expenses for tax purposes, as well as participation in a proportionate share to be agreed on in the distributable cash flow. The right to participate in some of the free cash flow is valid until reaching the investment period of the tax equity partner as set out in the agreement. After reaching the period, the tax equity partner’s share in the profit and cash flow shall be reduced to a minimum rate. The parties are currently discussing updates to the term sheet as a result of the IRA, including an increase in the investment amount to approximately $52 million. Since CPV has not yet signed a final agreement, there is no certainty that such an agreement will be signed or that its terms and conditions, including the scope of the investment, will be in accordance with the aforesaid (if it is signed).

•
Solar Panels. An agreement for the purchase of solar panels with an international supplier and the agreement was amended twice in the second half of 2021. The consideration included the payment of a fixed price (as amended) for the purchase of the solar modules, plus the cost of transportation to the plant. On August 30, 2022, Maple Hill terminated the agreement. As of the termination date, Maple Hill had paid the supplier $9.8 million for the 24 MW of panels received. There was no early termination fee related to this contract. On March 10, 2022, the CPV Group entered into a master agreement for the purchase of solar panels with a total capacity of 530 MW for a maximum total consideration of $187 million. Pursuant to the agreement, the solar panels will be supplied in accordance with orders to be placed with the supplier by the CPV Group in 2023-2024. As of March 19, 2023, the CPV Group has started receiving deliveries of the solar panel, some of which are currently undergoing tests to evaluate compliance.

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

•
SREC. An agreement with an international energy company for the sale of 100% of the SRECs generated in the project through 2026 to an international energy company. CPV provided collateral for its obligations under the agreement, which include making certain payments to the other party if certain milestones (including commencement of activity) in the project are not completed according to a specific schedule.

•
Virtual PPA. An agreement with a third party for the sale of 48% of the total generated electricity, where the electricity price calculation is performed based on financial netting between the parties for 10 years from the commercial date of operation. In accordance with the agreement, a net calculation will be made of the difference between the variable price that Maple Hill receives from the system operator and which is published (the spot price) and the fixed price set with a third party. As a security for the payment and performance of its obligations (which includes achieving certain project milestones, including commencement of operation by a specific date), Maple Hill granted the third party a security interest in a bank deposit account. CPV provided collateral for its obligations under the agreement which include making certain payments to the counterparty if certain project milestones (including commencement of operations) are not completed pursuant to a specified schedule. The agreement includes an option to transition to a physical PPA with a fixed price on fulfillment of certain terms and conditions, which have yet to be met. The agreement is subject to preconditions, which to the date of approval of the financial reports were not completed yet. The agreement was amended in late 2022, to extend the guaranteed commercial operation date of the project to the current, expected commercial operation date.

Stagecoach (under construction)

Stagecoach is party to the following agreements:

•
Energy Sale Agreement (non-firm). In March 2022, Stagecoach entered into an agreement to sell 100% of non-firm energy to a utility company. The utility company is to receive all of the energy and ancillary services produced by Stagecoach. The agreement excludes tax attributes arising from the ownership of the solar project and any environmental attributes generated by the Stagecoach. The consideration is based on the hourly avoided energy rate for each hour of generation up to a maximum energy output as defined in the agreement. The agreement is for a period of 30 years from the commercial operation date of Stagecoach.

•
Agreement to sell renewable solar energy credits. In April 2022, Stagecoach entered into an agreement with a global company to sell 100% of the renewable solar energy credits produced by the solar project, along with a full hedge of the electricity price of the energy that will be generated and sold under the agreement with the utility company mentioned above, at a fixed price for 20 years from the commercial operation date.

•
EPC. In May 2022, Stagecoach signed an EPC agreement with an international contractor. Pursuant to the agreement, the contractor is to design, engineer, procure, install, construct, test, and commission the solar project on a turnkey, guaranteed-completion-date basis. The total consideration to be paid to the contractor is a fixed amount payable under a milestone schedule.

•
Operation and Maintenance Agreement. In August 2022, Stagecoach entered into an operating and maintenance agreement with a third-party service provider to provide services during the mobilization and operational period of the Stagecoach solar facility. The agreement is for an initial 3-year term starting on August 1, 2022 and ending on December 31 of the third year from the date on which the service provider actually started rendering operational period services. The term of the agreement may be renewed for a maximum of two one-year renewals, unless one of the parties delivers a notice of non-renewal in accordance with the terms of the agreement. Stagecoach will pay both a fixed fee and a variable fee monthly over the term of the agreement.

Rogue’s Wind

In addition, CPV is party to the following agreements:

•
Rogue’s Wind Energy Project. In April 2021, an agreement was signed for sale of all the electricity, and the project’s environmental consideration (including RECs), benefits relating to availability and accompanying services). The agreement was signed for a period of 10 years from the commercial operation date. The CPV Group provided as collateral for securing its liabilities under the agreement, including execution of certain payments to the other part upon reaching certain milestones (including commencement of activities) in the project will not be completed in accordance with a specific timetable.

Potential Expansions and Projects in Various Stages of Development

Israel

In March 2014, OPC, through one of its subsidiaries, was awarded a tender published by the Israeli Land Authority to lease a 5.5 hectare plot of land adjacent to the OPC-Rotem site. The lease agreement was approved by the Israeli Land Authority in August 2018. In April 2017, OPC was authorized by the Israeli Government to seek zoning permissions for a gas fired power station on the land adjacent to OPC-Rotem. The agreement is valid for term of 49 years from the date of the tender win, with an option to an additional lease term of 49 years, subject to the terms and conditions of the agreement. Furthermore, in August 2022, OPC received from the Israeli Land Authority an extension for the period until completion of the construction work on the land in accordance with the lease agreement (free of charge), up until March 9, 2025, in consideration for the payment of an amount, which is immaterial to OPC. There is currently no expectation as to the filing of the permit application.

In April 2017, OPC was authorized by the Israeli Government to seek authority for zoning of the land for a natural gas-fired power station on land owned by Infinya near the OPC-Hadera power plant. OPC Hadera Expansion Ltd. (“Hadera Expansion”), an OPC subsidiary, is party to an option agreement with Infinya to lease the relevant land, which was extended until the end of 2022. In December 2022, Hadera 2 and Infinya signed an agreement for extending the project’s land lease period to a 5-year period, at an average cost, which is not material to OPC, and the provisions of the lease agreement that will apply if the option is exercised were revised.

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

During 2021, OPC completed the acquisition of 51% interest in Gnrgy, whose business focuses on e-mobility charging stations. For more information on, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Gnrgy”

Tender for the sale of the “Eshkol Power Plant.” As part of the IEC Reform 112, in July 2022, OPC took part in the tender in connection with acquisition of the Eshkol Power Plant. OPC was informed by the IEC that it passed the tender’s preliminary screening stage 113. In December 2022, the EA published a resolution regarding the eligibility of the bidders in the tender for the sale of the Eshkol Power Plant to receive an electricity generation license in terms of the Electricity Sector Regulations and in terms of aggregate concentration by virtue of the Market Concentration Law; under the resolution, OPC complies with the requirements of the above provisions of the law, and is eligible to a generation license in the Eshkol tender, even after the transfer of the generation and supply licenses to OPC Israel as part of the completion of the Veridis transaction (provided that the Israel Infrastructure Fund (“IIF”) and any other entity it controls will cease being an interested party in Dalia as per the Market Concentration regulations before submitting the tender bids). OPC was informed that on January 3, 2023, IIF informed the EA that it completed the implementation of an outline that was confirmed by the EA, such that IIF is no longer considered an interested party in Dalia. In February 2023, the EA published a proposed decision that includes granting of a supplier license to OPC-Rotem with language (terms) similar to the existing suppliers along with imposition of covenants on OPC-Rotem, including covenants relating to a deviation from the consumption plans plus arrangements and covenants relating to this. That stated is part of a process that is intended to create uniformity with respect to arrangements applicable to OPC-Rotem and the other bilateral generators, including, application of the market model to OPC-Rotem and the manner of determination of the price for purchase of electricity for the consumers at a time of reduction of generation at the plant. There is no certainty regarding the final language of the arrangements that will be determined (if ultimately determined) and the scope of their impact. Non-receipt of a supply license by OPC-Rotem, or a parallel arrangement with appropriate terms, a delay in completion of the process of granting a supply license and application of the decision regarding deviations from the consumption plan would be expected to have negative impacts on OPC.

Sorek tender. In February 2023, OPC received a notification that it successfully the preliminary screening stage in the tender for the execution of a PPP project for the financing, planning, construction, operation, maintenance and delivery to the government of a gas-fired dual-fuel power plant that is planned to be built in Sorek, with a capacity of 600-900 MW, with a future expansion option, as decided by the EA.

United States

The development of projects takes a number of years, and there are number of entry barriers that developers are required to overcome, including: (i) ensuring that sufficient financing is in place for the project’s development and construction; (ii) obtaining permits or other regulatory approvals, including environmental impact survey and permits; (iii) obtaining land control and building permits; (iv) obtaining an interconnect agreement; (v) experience and expertise in the development of projects in the United States energy and electricity sector; and (vi) for carbon capture projects, adequate storage or offtake for captured carbon.

The exit barriers include: (i) attractive conditions in the energy sector; (ii) identifying a purchaser with sufficient equity; (iii) receipt of the regulatory approvals required in connection with change in ownership.

Research and development activities are conducted in the U.S. energy sector on an ongoing basis with the aim of identifying alternative and more efficient energy generation technologies. Such alternatives include the generation of energy through various types of technologies, such as coal, oil, hydroelectric, nuclear, wind, solar and other types of renewable energy facilities; the alternatives also include improvements to traditional technologies and equipment, such as more efficient gas turbines. CPV believes that the ability to identify new projects in relevant energy markets, with price levels and liquidity that support new construction, is a significant success factor for development activities. In addition, for renewable energy projects, it is important that in the state or zone in which the CPV Group seeks to construct new projects, it is possible to generate additional revenue through the sale of RECs. For carbon capture projects, additional physical and technological factors supporting such projects must be proven feasible. The CPV Group believes that other factors affecting development include obtaining adequate control of the land; the ability to connect to the electrical grid at a strategic connection point and at low connection cost within reasonable time; obtaining permits for construction of new projects, including meeting all environmental requirements; and the ability to raise sufficient financing and capital for the construction of new projects.

CPV currently has a backlog of renewable energy projects and natural gas-fired power plants in advanced stages of development.

OPC’s Raw Materials and Suppliers

Israel

OPC’s power facilities utilize natural gas as primary fuel, and diesel oil and crude oil as backups. In connection with OPC’s on-site facilities and the Sorek facility, the required gas is expected to be purchased as part of the agreements in which OPC had engaged and/or will engage. From time to time, OPC may into additional gas sale and purchase agreements for its operations in the area of activity, and/or as an auxiliary part of the electricity and energy generation and supply activity. OPC is entitled to a refund for the incremental cost of using diesel for these periods.

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

As a result of previous declines in the EA’s generation component tariff, OPC-Rotem and OPC-Hadera paid the minimum price during 2021 (excluding two months for OPC-Rotem and one month for OPC-Hadera). In January 2022, the EA published the electricity tariffs for 2022, which included an increase of the EA’s generation component tariff by approximately 13.6%. In April 2022, due to a reduction in excise tax on use of coal and to combat the high cost of living, the EA published a new weighted average generation component tariff effective May 1, 2022 of NIS 0.2764 per kWh. On August 1, 2022, the electricity tariff was updated to NIS 0.314 per kWh for the remainder of 2022, being an increase of 13.6% over the tariff published in May 2022. OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price until January 2022 (OPC-Rotem) and February 2022 (OPC-Hadera), and were above the minimum price for the remainder of 2022. On January 1, 2023, the annual update to the electricity tariff for 2023 entered into effect. Pursuant to the impact, the generation component was NIS 0.312 per kWh – a decrease of 0.6% in the generation component that occurred in the final months of 2022. On February 1, 2023, a decision of the EA entered into effect to update the costs recognized to the Electricity Company and the Systems Administrator and the tariffs to the electricity consumers. Pursuant to the decision, an additional update to the generation component for 2023 entered into effect whereby the generation component is NIS 0.3081 per kWh, a decrease of 1.2% compared to the tariff set on January 1, 2023, resulting from extension of the Excise Tax on Fuel Order, which calls for a decrease in the purchase tax and excise tax applicable to the coal. For OPC-Rotem, the effect on profit margins depends on the US/NIS exchange rate fluctuations. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC’s profitability depends on the EA’s electricity rates.”

Tzomet is also party to a gas supply agreement as described under “—Tzomet” above.

In addition, OPC is dependent on INGL which is the sole transmitter of the natural gas in Israel.

United States

CPV’s project companies are party to gas supply, transmission and interconnection agreements as well as maintenance and operating agreements and management agreements, as described above and below.

Natural Gas-fired Projects

CPV’s project companies with natural gas-fired power plants purchase natural gas from third parties pursuant to gas sale and purchase agreements.

Services Agreements, Equipment Agreements and EPC Contracts

The operating companies of CPV projects mostly enter into long-term operating and maintenance agreements and services agreements with original equipment manufacturers and third-party suppliers for the maintenance and operation of the project facilities’ equipment. In connection with the projects under construction, CPV also enters into general purchase agreements and equipment supply agreements with original equipment manufacturers, as well as engineering and procurement contracts, for the purpose of identifying and assembling special equipment in certain facilities.

On March 10, 2022, CPV entered into a framework purchase agreement of solar panels for a total capacity of approximately 530 MW. According to the agreement, the solar panels will be supplied based on purchase orders delivered by CPV during 2023-2024. CPV has paid a down payment for the purchase, to the solar panels supplier. CPV has a right of early termination on certain dates, for partial payments to the supplier based on the date of such early termination. The agreement further includes, among others, provisions regarding quantities, model, manner of delivery of the panels and termination. The overall cost of the agreement may total approximately $187 million (assuming purchase of the maximum quantity). The agreement is planned to be used for CPV’s solar projects in development stages with a total capacity of 530 megawatts. Since its execution, the agreement has been amended to, among other things, reallocate the total volume of panels among the CPV Group’s solar projects and increase the number of installment payments with respect thereto.

The CPV Group has started receiving deliveries of the solar panel, some of which are currently undergoing tests to evaluate compliance with the required specifications and implementation of corrective actions to meet such specifications. Such actions are yet to be completed, and a delay in their completion may affect the completion of projects under construction/development in accordance with the predictions.

CPV Group receives credit from most of its suppliers for a period of approximately 30 days.

OPC’s Competition

Israel

Within Israel, OPC’s major competitors are IEC and private power generators, such as Dorad Energy Ltd., Dalia, Rapac-Generation, Shikun & Binui Energy and the Edeltech Group, who, as a result of government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity. In 2021, the energy effectively generated by the power plants owned by OPC-Rotem was 4.48 TWh, constituting about 6.1% of the total energy generated in Israel, and about 12.5% of the energy generated by private electricity producers in Israel during that year (including renewable energies).

OPC is considering participating in the IEC tenders of the remaining two of its power stations. There is no certainty that OPC will participate in future IEC tenders or that it will be successful. See “—Regulatory, Environmental and Compliance Matters.”

In February 2021, the EA made a decision regarding determination of an arrangement for suppliers that do not have means of generation and revised the standards for existing suppliers, in order to gradually open supply in the electricity sector to new suppliers and supply to household consumers. As part of the decision, the EA determines standards and tariffs that will apply to suppliers that do not have means of generation and that will allow them, subject to receipt of a supply license and provision of security, to purchase energy from the System Operator for their consumers. The pricing will be based on a component that is based on the SMP price and components that are impacted by, among other things, the consumption at peak demand hours. The arrangement for suppliers that do not have means of generation is limited to a quota that was provided in the principles of the arrangement and customers having a consecutive meter only (approximately 36,000 household customers and about 15,000 household industrial/commercial customers). In addition, for purposes of opening supply to competition, as part of the decision the EA revised the standards for suppliers regarding, among other things, the manner of assigning the consumers to a private supplier, the manner of concluding transactions, moving from one supplier to another and payments on the account.

In 2021, the possibility of operating in the supply of electricity was opened, even without means of generation (virtual supply). This led to the entry of new players who were not yet active in the Israeli electricity market, and who have received a supply license. OPC estimates that this may increase competition in the supply segment in the coming years. In addition, due to gradual adoption of ESG standards, there is a significant gradual increase in demand for electricity from renewable sources, in addition to electricity from uninterrupted and reliable sources such as natural gas. From 2024, following the commencement of the implementation of the market model regulation in the distribution segment, virtual suppliers will also be allowed to sell electricity generated using renewable energies to end customers. In OPC’s opinion, the this will further intensify the competition in the supply segment. As of March 2023, the main actors in the supply segment are Meshek Energy Ltd., Shikun & Binui Energy Ltd., and Enlight Ltd.

United States

CPV operates in a highly competitive market. Natural gas, solar, and wind projects account for over 90% of new capacity under construction in the U.S. with significant competition among independent power producers and renewable project developers. Independent power producers compete with CPV in selling electricity and capacity to the wholesale electrical grid. In addition, the competitors can also sell electricity to third-party customers by entering into PPAs. Despite the fact that CPV’s power plants are more efficient compared to the market average and hence they have lower costs compared to other conventional gas-fired power plants, competition posed by other production sources, and the use of other technologies may have an adverse effect on electricity prices and capacity, and as a result have a negative effect on CPV Group’s revenues. The CPV Group project’s share of the total capacity in their respective markets are not significant.

In addition, CPV’s other competitors in the U.S. energy market include generators of different technology types, such as coal, oil, hydroelectric, nuclear, wind, solar and other types of renewable energies. Some of the generators in different markets is owned and operated by supervised electricity companies, venture capital funds, banks and other financial entities.

The main competitors in the field of energy supply are local electric utility companies, independent power producers, and other suppliers that produce decentralized electricity off the grid and there may be a difference in terms of capabilities, energy sources, and nature of activity, depending, inter alia, on the relevant electricity market. Companies that compete with the CPV Group in the field of energy supply are independent utility companies engaged in the generation of energy, and other suppliers engaged in supply of energy. CPV invests in developing new projects using a range of technologies in a range of markets while using various types of contracts in order to improve its ability to compete with existing producers and other competitors, and in order to diversify the risks. In addition, CPV has internal organizational capabilities in all key areas of foreign relations, commodities marketing and trade, finance, licensing, and operations that allow its strategy to develop rapidly and efficiently.

OPC’s Seasonality

Israel

Revenues from the sale of electricity are seasonal and impacted by the “Time of Use” tariffs published by the EA. As updated by the EA’s decision in 2023, the seasons are divided into three, as follows: (i) summer – June and September; (ii) winter – December, January and February; and (iii) transition season – March to May and October to November.

The following table provides a schedule of the weighted EA’s generation component rates for 2023 based on seasons and demand hours, published by the EA.

		Weighted production rate (AGOROT per kWh)
Season	Demand Hours	January to April 2022	May to July 2022	July to December 2022
Winter	Off—peak	21.22	20.45	23.23
	Mid-peak	41.17	39.67	45.06
	On-peak	71.87	69.25	78.67
Transition	Off—peak	18.13	17.47	19.84
	Mid-peak	23.17	22.32	25.36
	On-peak	29.84	28.76	32.67
Summer	Off—peak	17.91	17.26	19.6
	Mid-peak	29.03	28.00	31.81
	On-peak	75.37	72.62	82.5
Weighted Average Rate		28.69	27.64	31.4

In general, tariffs in the summer and winter are higher than during transitional seasons. The cost of acquiring gas, which is the primary cost of OPC, is not influenced by the tariff seasonality. Therefore, the profitability of power producers, including OPC-Rotem and OPC-Hadera, is generally higher in the summer and winter months compared to the remainder of the year.

For further information on the seasonality of tariffs in Israel, see “—Industry Overview—Overview of Israeli Electricity Generation Industry.”

The following table provides a summary of OPC’s revenues from the sale of electricity, by season (in NIS millions) for 2021 and 2022. These figures have not been audited or reviewed.

	2021 ($ millions)	2022 ($ millions)
Summer (2 months)	255	338
Winter (3 months)	379	458
Transitional Seasons (7 months)	721	838
Total for the year	1,355	1,634

Tzomet’s revenues, to the extent the project is completed, will be divided into payment for availability and payment for energy. The availability tariff includes reimbursement for capital costs required for the construction of the plant. However, available capacity in peak demand seasons (i.e., winter and summer) receives higher compensation compared to capacity during transition seasons. The energy tariff includes reimbursement for electricity generation expenses and, therefore, does not change significantly between seasons.

United States

The revenues from generation of electricity are seasonal and are impacted by weather. In general, in natural gas-fuelled power plants, profitability is higher during the highest and lowest temperatures of the year, which often coincides with summer and winter. In view of the effects of seasonality as stated above, generally, the preference is to conduct maintenance works in power plants, to the extent possible, during the autumn and spring, in which demand for electricity is relatively low. The profitability of renewable energy electricity production is subject to production volume, which varies based on wind and solar operations’ patterns as well as electricity price, which tends to be higher in winter unless the project is engaged in advance in a contract for a fixed price.

Forward Capacity Obligations: PJM and ISO-NE’s capacity markets include “bonuses” and “penalties” imposed based on operating performance of the facilities during pre-defined emergency events. If a facility is unavailable during the emergency event, penalties could have a material negative financial impact to the project. In the end of December 2022, extreme weather prevailed known as “Storm Elliott.” During the Storm Elliott, some of the CPV Group’s power plants were entitled to bonuses while other power plants realized penalties and in aggregate the effect is not material.

OPC’s Property, Plants and Equipment

Israel

For summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2022, see “—Our Businesses—OPC—Overview of OPC’s Operations—Israel.”

OPC leases its principal executive offices in Israel. OPC owns all of its power generation facilities.

As of December 31, 2022, the consolidated net book value of OPC’s property, plant and equipment was $1,220 million.

The table below sets forth summary of primary land plots owned or leased by OPC, or that OPC has right of use in, in which OPC operates (1 dunam = 1000m2).

Site	Location	Right in Asset	Area and Characteristics
Real estate held through Rotem
Land on which the Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Real estate held through Hadera
Hadera Energy Center and the Hadera power plant (including emergency road)	Hadera	Rental	About 30 dunams (Power Plant and Hadera Energy Center)
Real estate (including options for land) held by Hadera for Hadera 2
Hadera Expansion – Land near the area of the Hadera Power Plant	Hadera	Rental option through the end of 2028	About 68 dunams
Rotem 2’s land agreement
Land near to space on which Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Land held by Tzomet (through Tzomet HLH General Partner Ltd. and Tzomet Netiv Limited Partnership)
Land on which Tzomet is situated	Plugot Intersection	Tzomet Netiv Limited Partnership – (by force of a development agreement with Israel Lands Authority) – Lease	About 85 dunams
Right-of-use of the land for Sorek
Land on which Sorek is being constructed	Sorek 2 Desalination Facility	Right of use	About 2 dunams

United States

In general, the land on which the projects are situated (both the active projects and the projects under construction) is held in a number of ways – ownership, lease with use right, under a permit and licenses. In some cases, the facilities themselves are located on owned land, where there are easements in land surrounding the facility for purposes of connection and transmission. In addition to the project lands, CPV leases office space for use by the headquarters in Silver Spring, Maryland and in Braintree, Massachusetts pursuant to multiyear lease agreements.

CPV plants in commercial operation

Site	Location	The right in the property	Area and characteristics	Expiration date of right
Conventional Energy Projects

Shore
Land on which the Shore power plant was constructed	Middlesex County, New Jersey	Ownership	About 111,290 square meters (28 acres)	N/A
Maryland
Land on which the Maryland power plant was constructed	Charles County, Maryland	Ownership / easements / licenses and permits / authority	About 308,290 square meters (76 acres)	N/A
Valley
Land on which the Valley power plant was constructed	Wawayanda, Orange County, New York	Substantive Ownership(1) / easements or permits	About 121,406 square meters (30 acres)	N/A
Towantic
Land on which the Towantic power plant was constructed	New Haven County, Connecticut	Ownership / easements	About 107,242 square meters (26 acres)	N/A
Fairview
Land on which the Fairview power plant was constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / easements	About 352,077 square meters (87 acres)	N/A
Three Rivers
Land on which the Three Rivers power plant was constructed	Grundy County, Illinois	Ownership / easements	About 485,623 square meters (120 acres)	N/A
Renewable Energy Projects

Keenan II
Land on which the Keenan II wind farm was constructed	Woodward County, Oklahoma	Contractual easements	Rights to land and the equipment	December 31, 2040
Maple Hill
Land on which the Maple Hill power plant is being constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / easements	About 3,063,470 square meters (757 acres, of which 11 acres are leased)	With regard to the leased area December 1, 2061
Stagecoach
Stagecoach Land on which the Stagecoach power plant is being built	Macon County, Georgia	Lease Agreement	Approx. 2,541,426 m² (628 acres)	May 22, 2042 with option to extend for an additional 20 years
_______________________________________
(1)	This land is held for the benefit of Valley, which is entitled to transfer it to its name.

Insurance

OPC and its subsidiaries, including CPV, hold various insurance policies in order to reduce the damage for various risks, including “all-risks” insurance. The existing insurance policies maintained by OPC and its subsidiaries may not cover certain types of damages or may not cover the entire scope of damage caused (and such policies include deductibles and exceptions as customary in the areas of activity). In addition, OPC or CPV may not be able to obtain insurance on comparable terms in the future. OPC and its subsidiaries, including CPV, may be adversely affected if they incur losses that are not fully covered by their insurance policies.

Employees

Israel

As of December 31, 2022, in Israel, OPC had a total of 150 employees, of which 108 employees are in the OPC Israel division (including plant operation, corporate management, finance, commercial and other), and 42 are at OPC’s headquarters. Substantially all of OPC’s employees are employed on a full-time basis.

The table below sets forth breakdown of employees in Israel by main category of activity as of the dates indicated:

	As of December 31,
	2022	2021	2020
Number of employees by category of activity:
Headquarters	42	34	66
Plant operation, corporate management, finance, commercial and other	108	86	50
OPC Total (in Israel)	150	120	116

Most of OPC-Rotem and OPC-Hadera power plants’ operations employees are employed under collective employment agreements. OPC-Rotem is currently negotiating with its employees the engagement in a revised collective agreement to come into force immediately upon the end of the term of the said agreement. .

United States

As of December 31, 2022, CPV had a total of 131 employees. In general, CPV does not enter into employment contracts with its employees. All employees of CPV are “at-will” employees and are typically not physically present at the project companies facilities. Rather, day-to-day operations at the project facilities are performed by contractors who are employed directly by the applicable O&M service providers.

Shareholders’ Agreements

OPC Israel

Upon completion of the Veridis transaction, a shareholders’ agreement between OPC and Veridis regarding OPC Israel entered into force. This agreement replaced shareholder arrangements made between the parties regarding OPC-Rotem and which were in effect until the completion of the Veridis transaction.

The shareholders’ agreement regarding OPC Israel includes customary terms and conditions, inter alia regarding shareholder meetings, rights to appoint directors (such that OPC, as the controlling shareholder, has the right to appoint the majority of directors), shareholder rights in case of share allocation, and more.

In addition, the shareholders’ agreement grants Veridis veto rights in connection with certain material decisions regarding OPC Israel, including: (i) changing the incorporation papers so as to adversely affect or change Veridis’ rights and obligations; (ii) liquidation; (iii) extraordinary transactions (as the term is defined by the Israeli Companies Law -1999, or the Companies Law) with related parties, with the exception of the exceptions set forth; (iv) entry into new substantial projects that are not included in OPC Israel’s area of activity; (v) restructuring or a merger as a result of which OPC Israel is not the surviving company, subject to the exception set forth in the case of a drag-along sale; (vi) appointing an independent auditor to OPC Israel or a material subsidiary thereof that is not one of the “Big Five” CPA firms; and (vii) approval of a transaction or project in which the planned investment amount is highly material, in accordance with criteria set forth, and subject to exceptions set forth.

The agreement provides for additional rights in the event of the sale of OPC Israel’ shares held by any of the parties, such as the right of first refusal, the tag-along right, the drag-along right – all in accordance with the terms and conditions set forth.

Under the Veridis transaction, an amount of NIS 400 million was used by OPC-Rotem for the partial repayment of shareholder loans that were advanced to OPC-Rotem in 2021 (in lieu of Rotem’s project financing). Following the partial repayment and the balance of shareholders’ loans, divided (pro rata) between OPC and Veridis, amounts to approximately NIS 545 million, such that OPC’s share is approximately NIS 436 million (the “Shareholder Loans”). The Shareholders Loans are unlinked and bear interest (representing market conditions) at a rate of 2.65% or interest according to Section 3(J) of the Income Tax Ordinance, whichever is higher. The loans shall be repaid in quarterly unequal payments in accordance with the mechanism set in the Shareholder Loans agreement, and in any case no later than October 2031.

CPV-related OPC Partnership Agreement

In October 2020, OPC signed a partnership agreement with three institutional investors in connection with the formation of OPC Power (the “Partnership”) and acquisition of CPV by the Partnership. OPC is the general partner and owns 70% of the Partnership interests. The limited partners of the Partnership are: OPC (70% interest; directly or through a subsidiary), Clal Insurance Group (12.75% interest), Migdal Insurance Group (12.75% interest) and a company from the Poalim Capital Markets Group (4.5% interest) (together, these three investors, the “Financial Investors”). The percentages above do not include participation rights in the profits allocated to the CPV managers. The total investment commitments and shareholder loans of all the partners amount to $815 million, based on their respective ownership interests, representing commitments for acquisition consideration, as well as funding of additional investments in CPV for implementation of certain new projects being developed by CPV. In September 2021, the Financial Investors in the Partnership confirmed their participation in an additional undertaking to invest in developing and expanding CPV’s operations, each according to their proportional share, an additional investment of $400 million. During 2022, OPC and Financial Investors invested in equity and shareholders’ loans at the total amount of $122 million and $38 million respectively, in accordance with their proportionate share in Partnership’s ownership interests. As of March 2023, the total amount of the investment is $1,156 million (net of accrued interest, which – as of December 31, 2022 stood at $29 million). In March 2023, OPC and the Financial Investors approved their participation in an additional investment commitment for backing guarantees that were or will be provided for the purpose of development and expansion of projects – each based on its pro rata share, as outlined above, for a total of $75 million.

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

Regulatory, Environmental and Compliance Matters

Israel

IEC generates and supplies most of the electricity in Israel in accordance with licenses granted by virtue of the Israeli Electrical Market Law, and distributes and supplies almost all of the electricity in Israel. In June 2020, the System Operator was granted a license to manage the Israeli electricity system (which was revised in November 2020), pursuant to which the Minister of Energy and the EA approved commencement of gradual activities of the System Operator in two stages. The System Operator’s Technological Planning and Development Unit is responsible for planning the transmission system and, among other things, preparing a development plan for the transmission and generation of electricity, determining criteria for development of the electricity system, formulating forecasts, engineering and statutory planning of the transmission system, and performing studies with respect to connection to generation facilities. The System Operators’ Market Statistic Unit is responsible for the current ongoing operation of the transmission system and is intended to, among other things, maintain a balance in levels of supply and demand in the electricity market, manage the transmission of energy from power stations to substations at the reliability and quality required (by passing through the power grids), timing and performing maintenance works in production units and in transmission systems, managing commerce in Israel under competitive, equal and optimal terms, including performing agreements to purchase available capacity and energy from private electricity producers and for planning and developing the transmission and distribution systems.

Pursuant to the Electricity Sector Law, IEC and the System Operator are each defined as an “essential service provider” and as such they are subject to the criteria and tariffs provided by the EA. In addition, IEC was declared a monopoly by the Israeli Antitrust Authority in the electricity sector, in the field of power supply — electricity production and sale, transmission and distribution of electricity and providing backup services to electricity consumers and producers.

IEC Reform

Pursuant to the Israeli Government’s electricity sector reform, the IEC will be required to sell five of its power plants through a tender process over the 7 years. The IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations. The IEC will also cease acting as the System Operator. Following the Israeli Government’s electricity sector reform, as part of which the IEC is expected to sell five of its sites, the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances:

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

Ministry of Energy and EA

The Ministry of Energy regulates the energy and natural resources markets of the State of Israel: electricity, fuel, cooking gas, natural gas, energy conservation, water, sewerage, oil exploration, minerals, scientific research of the land and water, etc. The Ministry of Energy regulates public and private entities involved in these fields, and operates to ensure the markets’ adequate supply under changing energy and infrastructure needs, while regulating the markets, protecting consumers and preserving the environment.

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

Energy Sector Targets for 2050

In April 2021, the Ministry of Energy published the roadmap for a low-carbon energy sector by 2050. The Ministry of Energy has set four “primary targets” that will reflect the strategic goal of reducing emissions, and also supportive sectoral objectives which will help to achieve them. The “super target” is defined as a reduction of greenhouse gas emissions from the energy sector by 80% compared to the 2015 reference year, by 2050. The targets and indices for the energy sector are presented by the Ministry of Energy in the following table.

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

In February 2022, Israeli Knesset discussed the Climate Law bill, the objective of which is to prevent and reduce greenhouse gas emissions and the damages of global warming in Israel, as part of the State of Israel’s commitment to take steps for tackling global warming, including setting targets and drawing up plans for reducing greenhouse gas emissions. As part of the bill, it was suggested that the government will take steps to reduce annual greenhouse gas emissions, such that emissions will not exceed the following targets (in relation to 2015 as the base year):

(1)	In 2030 and through 2049 – no more than 73% of the annual quantity measured in the base year.

(2)	In 2050 and thereafter – no more than 15% of the annual quantity measured in the base year.

Closure of the IEC’s Coal-Fired Production Units

As of March 19, 2023, the IEC’s generation units run on coal, natural gas, fuel oil or diesel fuel as their secondary or primary fuel, as the case may be. The power plants operated by the independent electricity producers are powered by natural gas as primary fuel and diesel fuel as backup. Use of natural gas for power generation reduces air pollution and greenhouse gas emissions in the power generation process compared to the use of coal.

According to Government Decision 4080, by June 2022, the generation of electricity in units 1-4 will be stopped, subject to the existence of two cumulative conditions: (i) connection of a third gas reservoir (Karish Tanin reservoir) to the national gas transmission system, (ii) commencement of operation of the first combined cycle with a capacity of 600 MW at the “Orot Rabin” site in Hadera. As of March 19, 2023, the generation units of units 1-4 at the Orot Rabin site has not yet terminated and there is no certainty regarding compliance with the conditions and the cessation of generation in these units.

According to the policy principles set by the Minister of Energy from November 2019, until the end of 2025, production units 5-6 at the Orot Rabin site in Hadera and generation units 1-4 at the “Rutenberg” site in Ashkelon will be converted to natural gas and the use of coal will cease. In accordance with information published by the EA as part of the tariff update, the first combined cycle in “Orot Rabin” is expected to start operations in July 2023. After the operation of the combined cycle, the two units are expected to be decommissioned. In addition, the project for the conversion of the coal-fired power plants is delayed and is expected to be completed only in April 2023.

The EA, which is subordinated to the Ministry of Energy and operates in accordance with its policy, was established in January 2016, and replaced the Public Utility Authority (“PUAE”), which operated until that time by virtue of the Electricity Sector Law. The EA has the authority to grant licenses in accordance with the Electricity Sector Law, to supervise license holders, to set electricity tariffs and criteria for them, including the level and quality of services required from an “essential service provider” license holder, supply license holder, a transmission and distribution license holder, an electricity producer and a private electricity producer. Thus, the EA supervises both the IEC and private producers.

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

In 2022, the EA continued to publish resolutions intended to promote the construction of solar facilities, storage facilities, and installation of EV charging stations in the land divisions, updated the demand hours clusters and underlying tariffs, revised the criteria for promoting competition in the supply segment, established principles for installing smart meters, and approved virtual supply licenses. In addition, the EA published a resolution to amend criteria for the purpose of applying the market model to existing private electricity generation.

For further information on related EA tariffs, see “—Industry Overview— Overview of Israeli Electricity Generation Industry.” For further information on the effect of EA tariffs on OPC’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC— Revenue—EA Tariffs.”

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

According to the 2021 Electricity Market Report, as of 2021, IPPs (including OPC-Rotem and OPC-Hadera), including those using renewable energy, active in Israel have an aggregate generation capacity of 9,887 MW, constituting 46% of the total installed generation capacity in the country. According to the Electricity Sector Status Report for 2021, by the end of the IEC Reform period, the market share of the independent electricity producers (including OPC-Rotem and OPC-Hadera), including renewable energies, is expected to amount to approximately 69% of the total installed capacity in the sector. In generation terms, in 2025, the market share of the independent electricity producers (including OPC-Rotem and OPC-Hadera), including renewable energies, is expected to amount to approximately 62% of the total generation in the market.

The regulatory arrangements applicable to IPPs were determined while distinguishing between the different generation technologies they use and the various levels of voltage they will be connected to (according to installed capacity). The following are the key electricity production technologies used by private producers in Israel:

•
Conventional technology – electricity generation using fossil fuel (natural gas, diesel oil or carbon). As of December 31, 2021, the total installed capacity in this technology which is primarily held by the independent producers, is about 5,931 megawatts. Gas-fired combined cycle generation facilities are planned to be operational during most hours over the year. Conventional open cycle power plants (the “peaker power plants”) are generally planned to operate for a number of hours during the day; these power plants are operated when the demand for electricity exceeds the supply - whether due to demand peaks, as backup in case of malfunctions in other generation facilities, or as a supplement when solar energy is unavailable – whether in the early morning hours or at night.

•
Cogeneration technology – electricity generation using facilities that simultaneously generate both electrical energy and useful thermal energy (steam) from a single source of energy. Exercise of the quota of generators using this technology amounts to approximately 990 MW assigned under the current regulation.

•
Renewable energy – generation of electric power the source of energy of which includes, inter alia, sun, wind, water or waste. In November 2020, the Israeli government updated the generation targets for renewable energy to 30% of the consumption up to 2030. As of the end of 2022, the installed capacity of renewable energy generation facilities was 4,795 MW. In recent years, there has been an uptick in the entrance of electricity producers and generation facilities that use renewable energies in to the electricity generation market, including solar energy, wind energy, and storage; that use the grid resources. Most of the renewable energy generation activities are sold to the System Operator or for own consumption and to the onsite consumers.

•
Pumped storage energy – generation of electricity using an electrical pump connected to the power grid in order to pump water from a lower water reservoir to an upper water reservoir, while taking advantage of the height differences between them in order to power an electric turbine. The capacity of one of the production facilities (which is in operation) using this technology amounts to 300 MW with two additional facilities using this technology with capacity of approximately 800 MW are under construction.

•
Energy storage – this is possible through a range of technologies, including, among others, pumped storage, mechanical storage (for example compressed air) and chemical storage (for example batteries). Considering the Israeli government decision that provides a target for generation of electricity using renewable energies (mainly solar energy) at the rate of 30% out of the generation up to 2030, the EA estimates that the electricity sector in Israel will need to prepare for construction of facilities for energy storage. The use of this technology is currently negligible; however, it is expected to increase significantly in the upcoming years due to the need for storage facilities as a result of the anticipated increase in renewable energies. In particular, based on EA publications, compliance with the target for renewable energies up to 2030 will require construction of storage facilities with a capacity of thousands of MWh, deriving from the readiness of the technology and the economic feasibility of its use. OPC takes steps to integrate energy storage. For example, OPC entered into a number of agreements for generation of electricity at the consumers’ premises, which allow OPC to build storage facilities.

According to the Electricity Sector Law, the IEC, as an essential service provider, is committed to purchasing electricity from IPPs at the rates and under the conditions set in the Electricity Sector Law and the regulations and standards promulgated thereunder (and, in relation to OPC-Rotem, by virtue of the tender and OPC-Rotem’s PPA with IEC). In addition, the IEC is committed to connecting the IPPs facilities to the distribution and transmission grid and providing them with infrastructure services in order to allow IPPs to provide power to private customers and system administration service. In accordance with the EA’s “Principles for the Integration of the IEC into the Field of Energy Storage in the Transmission and Distribution Grid” of January 18, 2023, the IEC’s market share in the field of storage shall not exceed 15% of the market share of the private market. The deployment plan that will be filed by the IEC for the construction of storage facilities will be coordinated with the System Operator and approved by the EA in view of the purpose of the storage facilities it will build, for system-wide purposes. The facilities will be operated by the IEC under the directives of the System Operator, and its supervision and control.

Electricity Consumers

In recent years more so than in the past, due to the Israeli government’s targets with respect to renewable energies and the targets of the Minister of Energy for decentralized generation, the impact of electricity consumers on the market has strengthened. In recent years, there is a global trend of transition from generation of electricity using fossil fuels to generation using renewable energy technologies due to, among other things, the increasing awareness of the climate change crisis, as well as in light of the decline in the construction costs of the renewable energy facilities, particularly the photovoltaic generation facilities. In addition, recently, due to technology developments, including the introduction of electric vehicles and the definition of the renewable energy targets set by the Israeli government and the targets set by the Ministry of Energy for decentralized generation, the status of the electricity consumers - as active stakeholders - has strengthened. In accordance with the regulations forecast as per the EA’s decision to deploy smart meters, in 2023, the number of smart meters will reach 300,000. OPC believes, the steps taken by the EA to open up the supply segment to competition, including decisions regarding installation of smart meters and licensing suppliers without means of production, are expected to expand the scope of consumption associated with independent suppliers and enhance the growing competition in this segment.

Market model for generation and storage facilities connected to or integrated into the distribution grid

In September 2022, the EA published a resolution on “market model for generation and storage facilities connected to or integrated into the distribution grid.” The resolution regulates the activity of generation (all technologies) and storage facilities in the distribution grid, and determines their option to sell electricity directly to virtual suppliers as from January 2024. The resolution allows for the opening of the supply segment to competition, while removing the quotas that were previously set regarding this matter. The main goal of the resolution is: (i) allowing the sale of energy from a generation facility to a private virtual provider as from January 2024, and (ii) allowing the transfer from other regulations for the generation facility to this regulation; implementation of a generation plan for high voltage facilities by the distributor and provision of a load plan. As part of the resolution, the formula for acquiring electricity through the virtual supplier was amended such that the difference between the cost of acquiring the supplier’s energy and the cost of selling the energy to IEC’s consumers was minimized, and a unified tariff was set (which is based on an economy-wide profile) in respect of acquisition of electricity during peak demand hours net. In fact, the resolution allows for the opening of the supply segment to competition, while removing the quotas that were previously set regarding this matter. OPC expects that, in the short term, the resolution reduces the economic viability of the virtual supply activity, compared to the conditions prior to the resolution, and in the long term, the resolution encourages increased competition in the supply segment while integrating generation facilities and storage facilities.

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

In December 2021, the Electricity Sector Regulations (Promotion of Competition in the Generation Segment) (Temporary Order), 2021 were issued by the Minister of Energy after consultation with the Competition Commissioner. The regulations were published under a temporary order and are in effect for three years, i.e. until November 30, 2024. The purpose of the regulations is to promote competition in the generation segment of the electricity sector. Pursuant to the regulations, a person will not be granted a generation license or approval in accordance with Sections 12 or 13 of the Electricity Sector Law upon existence of one of the following: (i) following the issuance, the person will hold generation licenses or connection commitment for gas-fired power plants the total capacity of which exceeds 20% of the planned capacity for this type of power plant. As of March 19, 2023, according to the appendix attached to the regulations - the planned capacity for 2024 for gas-fired power generation units is 16,700 MW; (ii) after the allocation, the person will hold generation licenses or connection commitment for more than one power plant using pumped storage technology; (iii) after the allocation, the person will hold generation licenses or connection commitment for wind-powered power plants where the total capacity exceeds 60% of the planned capacity for this type of power plant, which, according to the appendix, is 730 MW for 2024. Pursuant to the regulations, notwithstanding the above, the EA may grant such a generation license or approval on special grounds that shall be recorded (after consultation with the Israel Competition Authority) and for the benefit of the electricity sector. Furthermore, the EA may refrain from granting a generation license or from approving a connection to the grid if it believes that the allocation is likely to prevent or reduce competition in the electricity sector after taking into account additional considerations, including the impact of holdings of a person in other generation licenses that do not constitute a holding of a right as defined in the regulations, the impact of joint holdings in companies with a holder of other rights, as well as the impact of holdings of a person in holders of licenses that were granted under the Natural Gas Market Law. For the purpose of calculating the holdings in rights or a connection commitment, a person shall be viewed as a holder regarding the entire installed capacity of the generation license or the connection commitment. It is noted that the “planned capacity” of gas-fired power plants for 2024 in accordance with the regulations (16,700 MW) includes gas-fired generation facilities without distinguishing between an essential service provider (IEC), independent electricity producers and the relevant types of arrangements, as opposed to the “planned installed capacity” stated in the Sector Consulting Principles published by the Competition Commissioner (10,500 MW, and it does not include the capacity owned by the IEC), which preceded the regulations.

OPC-Rotem’s Regulatory Framework

OPC-Rotem operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, OPC-Rotem signed a PPA with the IEC in 2009 (the “IEC PPA”), which stipulates OPC’s regulatory framework. This PPA will be assigned by IEC to the System Operator. OPC-Rotem’s framework differs from the general regulatory framework for IPPs, as set by the PUAE and described above.

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

In February 2020, the EA published the resolution made in Meeting 573 regarding deviations from the consumption plan. Pursuant to the resolution, a supplier may not sell more to its consumers than the total capacity that is the object of all the engagements it has entered into with independent production license holders. Actual energy consumption at a rate higher than 3% of the installed capacity allocated to the supplier will trigger payment of an annual tariff reflecting the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the resolution. In addition, the resolution stipulates a settlement of accounts mechanism due to a deviation from the daily consumption plan (surpluses and deficiencies), that will apply in addition to such annual tariff payment. The decision applies to OPC-Hadera and is expected to apply to OPC-Rotem after the complementary arrangements are set. On February 19, 2023, the EA published a proposed resolution to apply criteria to OPC-Rotem as part of a move that was designed to unify the regulations that apply to OPC-Rotem and all other bilateral producers, including the application of the market model to OPC-Rotem. In February 19, 2023, the EA published a proposed resolution for the application of covenants and complementary arrangements to OPC-Rotem. This proposed resolution, should it be passed, aligns in many respects the regulation applicable to OPC-Rotem with that applicable to generation facilities that are allowed to enter bilateral transactions, and enables OPC-Rotem to operate in the energy market in a similar and equal manner to that of other generation facilities that are allowed to conduct bilateral transactions. As of March 19, 2023, the final resolution has not yet been made, and therefore, the extent of the resolution’s effect on OPC-Rotem is uncertain, and it depends, among other things, on the final supplementary arrangements to be determined.

Regulatory Framework for Cogeneration IPPs

The regulatory framework for current and under construction cogeneration IPPs was established by the PUAE in its 2008 and 2016 decisions. A cogeneration IPP can sell electricity in the following ways:

1.	At peak and mid-peak times, one of the following shall apply:

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

In March 2019, the EA published a proposed decision for hearing regarding arrangements for high voltage generators that are established without a tender process. This would also enable the establishment of cogeneration facilities.

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

In September 2019, Tzomet received the results of an interconnection study performed by the System Operator. The study included a limitation on output of the power plant’s full capacity to the grid beyond a limited number of hours per year, up to completion of transmission projects by IEC, which are expected to be completed by the end of 2023. In December 2019, the EA approved Tzomet’s tariff rates, which will be applicable upon completion of the power plant and receipt of a permanent generation license. Given the limitation included in the interconnection study, Tzomet will be subject to a reduced availability tariff during 2023. See “Item 3.D Risk Factors—Risks Related to OPC’s Israel operations—OPC faces limitations under Israeli law in connection with the expansion of its business.”

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

United States

The electricity market in the United States has both Federal oversight (wholesale sales of electricity and inter-state transmission) and State oversight (retail sales of electricity and provision of distribution service to end users). The major players in the US electricity sector are RTO, FERC, and ISO, electricity producers (which are, in general, private entities) and electric utility companies and electricity distribution companies operating on behalf of the different consumers (such as private and commercial consumers). The primary federal regulator is the Federal Energy Regulatory Commission (FERC), alongside separate state-level Public Service Commission’s exercising oversight in their respective states. The wholesale electric marketplace in the United States operates within the framework of several FERC-approved regional or state market operators, including RTO or ISO. RTO/ISOs are responsible for the day-to-day operation of the transmission system, the administration of the wholesale markets in the regions in which they operate, and for the long-term transmission planning and resource adequacy functions.

The PJM market

The PJM Interconnection (PJM) is an RTO and ISO that operates a wholesale electricity market and serves as an administrator of the electric transmission system which covers parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia, serving more than 65 million residents. The PJM market is the largest among the RTOs with approximately 187 gigawatts of installed capacity and peak demand of approximately 150 gigawatts in 2022. PJM oversees the operation of more than 150,000 kilometers of transmission lines and its internal forecasts indicate a peak demand of approximated 163 GW for 2023. Sale of electricity in the organized PJM market is supervised and managed by PJM to assure supply of the electricity, based on price offers of the electricity generators.

The PJM is supervised by and receives its authority from the FERC and is financed by payments from participants in the market. PJM collects payments for capacity, electricity, transmission, accompanying services and other services required for operation of the electricity system from utilities and electric distribution companies acting on behalf of consumers (households, commerce and industry), and distributes the payments to the generators and transmitters, by means of a variety of market mechanisms, including purchase of capacity (Forward Capacity Market) and an electricity acquisition mechanism in the Day-Ahead and Real-Time markets. In general, the capacity price is determined in an annual tender for operations over one year three years in advance and is guaranteed without reference to the actual amount of electricity generated. For the supply year starting 2023/2024, the capacity tender on the PJM was postponed due to FERC’s procedure for assessing the fairness and reasonableness of the methodology and inputs used to determine the tender prices in PJM’s reserves capacity tender. The capacity tenders for 2023/2024 took place in June 2022; they are expected to be held every six months until the normal timelines for three-year forward tenders is renewed. Subsequently, the tenders are expected to continue as stated above. Payments for electricity are made for actual electricity generation and are determined on the basis of the marginal price in the market. A capacity auction was held in December 2022, and its results were published in February 2023.

Requests for network connections. The increasing demand for renewable energy in the PJM, MISO and SPP electricity markets, led to an increase in demand for connections to the grid and requests for connection surveys of projects to the grid. These demands cause overload and delays in processes for approving the connection, and may affect the procedure and pace of advancing the project. In April 2021, PJM set up a dedicated task force for applying the reform of the interconnection process; the task force is comprised of PJM’s teams and teams of stakeholders thereof; the objective of the task force is to assess and suggest reforms in PJM’s electricity transmission system that will address, among other things, the large backlog of proposed projects that await the completion of their interconnection surveys, and include system upgrade costs for each proposed project. PJM’s teams and management suggested a new work framework for the system interconnection process, including an interim process that regulates the period of transition from the existing process to the new work framework. In November 2022, the reform was approved by the FERC (subject to conditions), and entered into effect in January 2023. In the framework of the changes, PJM will make preparations for three-phased interconnection analysis procedure that will apply to all applicants, who filed an interconnection application within the same time frame. At the end of the three phases, there will be a period during which entities will be able to engage in interconnect agreements. Projects that do not need grid upgrades will be allowed to progress to the interconnect agreement phase after the first two stages.

CPV is of the opinion that the implementation of this reform may cause a two-year delay in the construction and commercial operation of certain projects in the PJM market, depending, among other things, on the costs of the required grid upgrades, and on how far they are in the interconnection process. The Maple Hill and Three Rivers projects, which are presently in the construction stages are not expected to be impacted by the reform.

The NYISO market

The NYISO market has operated since 1999, and is one of the most advanced electricity markets in the United States and in the world. The NYISO market includes about 41 gigawatts of installed capacity and more than 18,000 kilometers of transmission lines, serving about 20 million customers with a peak demand of about 32 gigawatts. The market is divided into 11 regions (zones). The pricing of the electricity and the capacity varies among the regions based on demand and available supply. The NYISO electricity market includes a Day-Ahead and Real-Time market for the sale of electricity and other ancillary services. In addition, the NYISO has operated a capacity market since 2003. Capacity prices are determined on a monthly basis, with up to six-month forward auctions. Capacity payments are guaranteed without reference to the amount of electricity actually generated. The electricity prices are determined on the basis of the marginal price on the market.

The ISO–NE market

ISO–NE is the ISO responsible for managing the day-to-day operation of the New England transmission system, as well as administering the wholesale electricity and capacity markets in New England. ISO–NE was created in 1997 to operate the wholesale power market under the direction of the New England Power Pool (NEPOOL). In 2005, it became an independent RTO, assuming broader authority over the day-to-day operation of the power system, market administration, and transmission planning with direct control over the transmission rates and market rules. The ISO-NE managed footprint covers Connecticut, Massachusetts, New Hampshire, Rhode Island, Vermont, and most of Maine. It serves about 15 million residents with a generation scope of about 33 gigawatts and peak demand of about 28 gigawatts. ISO-NE administers more than 14,000 kilometers of transmission lines ranging from 69kv to 345kv and including several tie lines to neighboring control areas NY, Quebec, and New Brunswick. ISO–NE is a non-profit FERC-regulated entity which operates pursuant to a tariff on file with FERC.

The markets in New England include a Day Ahead and Real Time Energy Market for the sale of electricity, a Forward Capacity Market of tenders for operations over one year three years in advance. New projects have the option of ensuring capacity for a longer period, and other ancillary services.

Regulation permits/licenses

In general, CPV’s facilities and operations are regulated under a variety of federal and state laws and regulations. For example, the construction and operation of CPV’s natural gas-fired power plants are subject to permitting and emission limitations pursuant to the CAA and related state laws and regulations that implement the CAA, which laws and regulations and may be more stricter than the provisions of the federal CAA depending on the state in which a plant is located. The CPV Group is required to hold major source permits (mostly issued by the environmental protection agencies in each state) before the commencement of the construction of such power plants. Depending on air quality in a certain region and its being in line with air quality standards, CPV may be required to obtain emission reduction credit in order to offset potential emissions of each power plant (as it’s the case in connection with natural gas-fired power plants that were or will be built by the CPV Group in New York, New Jersey, Connecticut and Illinois). Furthermore, the CPV project companies are generally required to obtain Title V operating permits in order to operate these plants. Such permits will incorporate regulatory standards that apply to air-polluting emissions for natural gas-fired power plants and relevant conditions that are to be met under the building permits issued for such plants. Those standards include technology-based pollution control limitations, and also include restrictions on allowed emissions of SO2 and/or NOx on an annual basis or on the basis of “ozone” season for offsetting annual or ozone season emission, pursuant to the Federal Acid Rain Regulations (which applies in all states to annual SO2 emissions from fossil-to-fuel fired power plants) and the Cross-State Air Pollution Rule. Most of CPV’s natural gas-fired power plants are subject to the Cross State Air Pollution Rule, which requires certain state in the eastern half the United States (“upwind” states) to improve air quality by reducing NOx and/or SO2 emissions of power plants that cross state lines and contribute to smog and soot pollution in the downwind states. In April 2022, the U.S. EPA proposed a number of revisions to the Cross-State Air Pollution Rule in order to ensure that emissions from upwind states are not contributing downwind states ability to achieve compliance with the 2015 ozone national ambient air quality standard, or interfering with downwind states’ ability to maintain compliance with such standard. The regulation, when finalized, will result in the revised state NOx ozone season emissions budgets and will also modify various aspects of the program, including making dynamic adjustments to emissions budgets over time to reflect to changes in the generation fuel mix, and to modify the rules relating to the use of banked allowances.

Federal regulations require entities to report the emission of greenhouse gases emissions under the Clean Air Act (CAA). The CAA regulates emissions of air pollutants from various industrial sources, such as natural gas-fired power plants, including by requiring Title V Permits to Operate for such sources of air pollution emissions above certain thresholds. Furthermore, federal regulations also impose restrictions on carbon dioxide emissions from new combined cycle plants (whose construction commenced after January 8, 2014) or reconstructed (commenced reconstruction after June 8, 2014) combined-cycle power plants. States may also impose additional regulations or limitations on such emissions. Furthermore, 22 states, including Maryland, New York, New Jersey, Connecticut and Illinois, states in which the CPV Group operates, in the United State adopted legislative agendas and/or administrative orders in order to achieve carbon neutrality or 100% zero-emission electricity supply within the next 20-30 years. For example, CPV’s natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the RGGI, which requires CPV’s natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. In its Title V application process, Valley was required to address New York legislation on such matters. Under the RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2022, the minimum price that carbon dioxide allowances could be sold for was $13.49 per allowance. A legal proceeding is outstanding in the state of Pennsylvania regarding whether the sale of carbon dioxide allowances pursuant to Pennsylvania’s carbon cap and trade budget program is an authorized “fee” or a “tax” that can only be imposed by the state legislature. Should the Pennsylvania courts uphold the regulation, the power plants operating in Pennsylvania (including the Fairview power plant) are expected to be required to purchase carbon dioxide allowances, as is the case for the Valley, Maryland, Shore, and Towantic power plants. The cost of acquiring the allowances in Pennsylvania is estimated at approximately $10 million per year (the CPV Group’s share), as from the date on which the decision is made (if made); the CPV Group believes that the cost may result in an increase in electricity prices across PJM.

CPV’s natural gas-fired projects are also subject to regulation under the CWA and related state laws in connection with any discharges of wastewater and storm water from its facilities. The CWA prohibits the discharge of pollutants into waters of the United States except pursuant to appropriate permits, including wastewater and stormwater permits under the National Pollutant Discharge Elimination System. The discharge of wastewater into public water sources may be subject to federal standards (depending on the source of the wastewater). For discharges from a facility that are directed to a publicly owned treatment works, the main regulator that regulates such discharges is, generally, a municipal authority that operates system for treating the wastewater.

The projects of CPV are also subject, as applicable, to requirements under federal and state laws governing the management, disposal and release of hazardous and solid wastes and materials at or from its facilities, including the federal Resource Conservation and Recovery Act (“RCRA”) and the CERCLA (and equivalent state laws). RCRA requires owners and operators of facilities that generate and dispose of hazardous waste in third-party sites to obtain facility identification numbers from the EPA and to comply with the regulations that apply to storage and disposal of such waste. Facilities that store hazardous waste for periods longer than those set in the regulations, or which treat or dispose of the hazardous waste in the facility’s site are required to hold such a permit and operate in accordance with the provisions of RCRA Subtitle C permits. CPV facilities are operated in a manner whereby they are not required to RCRA Subtitle C permits.

CERCLA, together with other state laws, stipulate that the current or previous owners, that operated facilities in which hazardous substances were discharged to the environment, or which transported waste containing hazardous substances to third parties’ waste sites, might be held liable by the United States government, state agencies or private entities, in respect of response costs borne by such entities to investigate and treat pollution in the said sites, or that might be subject to orders to investigate and treat such pollution as issued by the EPA or state agencies (under state regulations). Parties that were found liable under the CERCLA might also be found liable to damages caused to natural resources as a result of discharge of waste as stated above. Generally, parties that were found liable under the CERCLA and similar state laws are not covered by the defense claim whereby they acted in accordance with the applicable law. Furthermore, the liability generally applies “jointly and severally”; that is to say, the liable party may be liable to a share of the response costs amount that is larger than its share in the disposal of waste in the relevant site.

The sites and operation of CPV’s renewable power projects are subject to a variety of federal environmental laws, including with respect to protection of threatened and endangered plant and animal species, such as the Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. These laws and their state and local equivalents provide for significant civil and criminal penalties for unpermitted activities that result in harm to or harassment of certain protected animals and plants, including damage to their habitats. The CPV Group’s operations in areas where there are threatened or endangered species, or in areas where there are critical natural habitats, may require certain permits or be subject to harsh restrictions or requirements to take protective measures in connection with these species. The CPV Group may also be prevented from developing projects in these areas. Furthermore, the CPV Group’s natural gas-fired projects are also subject to the said laws; however, these regulations have larger effect on wind and solar projects, given the area required to build such projects, their location, and in the case of wind projects, there is higher probability that birds and listed species of bats will be affected.

Projects that were awarded federal funding, or which are required to obtain a federal permit or other discretionary permit (except for a number of exceptions) are subject to the National Environmental Protection Act (“NEPA”), that requires federal agencies to assess the potential environmental impact of those permits and approvals. For example, if, due to the project’s impact on the ‘Waters of the U.S.’, it is required to hold an ‘Individual Section 404 Permit’ issued by the United States Army Corps of Engineers (the “ACOE”), which permits such an impact, then the project will be required to undergo an environmental impact survey under NEPA. The environmental impact survey might cause significant delays in the project’s development, depending on the project’s potential environmental impact. If a project is required to obtain federal approval, it will also be subject to the National Historic Preservation Act, which requires federal agencies to consider the effects of federal projects on significant historic, cultural and archaeological resources. The CPV Group’s project companies may be subject to other federal permits, licensing arrangements, approvals and other requirements by other federal agencies under various legislation, including the Advisory Council on Historic Preservation; the ACOE referred to above (in connection with the ‘Waters of the U.S.’); the United States Fish and Wildlife Service in connection with potential effects on endangered species, migratory birds, certain species of eagle, and natural habitats that are critical for those animals; and the Federal Bureau of Land Management (“BLM”), in connection with projects that require the use of federal land managed by the BLM and the EPA. Local or state regulations (including dedicated regulations requiring entities to obtain conditional or special use permits for the purpose of building a project), including, for example, the New York Accelerated Renewable Energy and Community Benefit Act (that applies to large-scale renewable energy projects in New York), may require a similar consultation with state agencies and/or conducting environmental impact surveys in accordance with state laws.

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

3.
Electricity production facilities using renewable energy are often required to hold coverage in accordance with general permits applicable to flood water and, the discharge of dredged and fill materials to the ‘Waters of the U.S.’ Depending on the area of the affected site, these facilities may be required to obtain individual permits from ACOE in respect of those effects; however, generally, it is possible to build projects in places that will not require such permits.

4.	State and local permits for renewable energy facilities (the permit’s requirements depend on the state in which the project is built and its location within the state).

All of CPV’s active plants, as well as the plant under construction, hold relevant valid permits for their operational and/or construction activities. With respect to Valley, it commenced operations in January 2018 under a combined Air State Facility and a pre-construction Prevention of Significant Deterioration permit (together, the “ASF Permit”), among other permits and approvals. Valley subsequently filed its Title V Air Permit Application on August 24, 2018, (which is required to replace the ASF Permit) and continued operations under the automatic permit extension provision in the State Administrative Procedure Act, which also extends the ASF Permit. The New York State Department of Environmental Conservation (“NYSDEC”) published notice on May 29, 2019 that the Title V application was complete. NYSDEC was required to make a final determination on Valley’s Title V permit application within eighteen months after the application was deemed complete. Rather than making a final determination within that time frame, however, NYSDEC revoked its prior application completeness determination and issued a Notice of Incomplete Application on November 29, 2020. NYSDEC stated that Valley was required to provide an assessment of how NYSDEC’s issuance of a Title V permit would be consistent with the statewide greenhouse gas emissions limits (including a 40% reduction in greenhouse gas emissions in New York by 2030, zero (0) greenhouse gas emissions by 2050, and 100% zero emissions electric from electricity production by 2040), that were established in the New-York Climate Leadership and Community Protection Act (the “CLCPA”) passed in July 2019. During 2022, Valley was engaged in discussions with NYSDEC staff to identify the scope of the information the NYSDEC seeks under the CLCPA. In January 2023 and March 2023, Valley submitted supplement filings of the Title V application and is in contact with the NYDEC authority which has not yet determined if the revised application is deemed complete and whether additional information will be requested. Valley can continue to operate under the ASF Permit until a final determination (after exhausting an appeal in case of rejection) is made regarding the Title V permit. NYSDEC and Valley entered into a tolling agreement reserving Valley’s rights to appeal on the revocation of the completion of the application submission, which was extended from time to time, and is now in effect until March 31, 2023. Until the Title V permit is issued (if issued), the terms of new or amended financing agreements of Valley may be adversely affected by the permit receipt which has not been completed. There is no certainty regarding receipt of a Title V permit or timing thereof. Should the NYSDEC reject the Title V application and such rejection will remain in place, Valley would not be permitted to continue with its activity; alternatively, the NYSDEC may approve the Title V and include in the Title V permit conditions that that might adversely affect Valley’s activity and its financial performance.

A direct or indirect change in ownership or control of voting rights in a corporation that provides infrastructure services (“public utilities”) (including one of the CPV project companies in the U.S.), or in any property used for infrastructure services, may be subject to FERC approval, pursuant to the Federal Power Act. Such approval may also be required for holding the position of officers or directors in corporations that provide infrastructure services or certain other companies that provide financing or equipment for infrastructure services. The FERC also applies the requirements in the Public Utility Holding Company Act of 2005 to companies that directly or indirectly hold at least 10% of the voting rights in companies that, among other activities, own or operate facilities that generate electricity for sale, including renewable energy facilities. There is similar state regulation in some states that regulates ownership or control, directly or indirectly through subsidiaries, of voting rights in corporations that provide infrastructure services. Therefore, the acquisition of 10% or more of the share capital of OPC, or Kenon may be subject to the FERC approval, and such direct or indirect acquisition may also be subject to the approval of state regulatory authorities in some U.S. states where the company has business operations.

Property taxes/community payments

In general, each CPV project company is subject to property taxes annually paid to the local jurisdiction in which it is located. In some cases (Shore, Maryland, Valley, Towantic, Maple Hill and Stagecoach), the projects have come to an arrangement for a long-term payment which replaces the regular assessment and taxation process or recognizes certain exemption provisions in relevant laws or regulations. The long-term payment arrangements run between 20 and 35 years from COD for each applicable project. In other cases (Fairview & Keenan), the projects are subject to an annual assessment on the value of their taxable property and then pay property taxes at the relevant taxing jurisdiction rates.

Certain CPV project companies (Fairview and Valley) entered into agreements for the benefit of community purposes in their respective local communities. The long-term payments by virtue of such agreements fund community entities or reimburse the local community for the impact during construction. These payments are spread over periods of 20 to 30 years from COD.

Renewable energies

The Inflation Reduction Act of 2022

In 2022, the IRA was signed into law by President Biden. Among other things, this law awards significant tax benefits to renewable energies and technologies aimed at reducing carbon emissions. One of the IRA’s key objective is to increase the production of electricity using renewable energies and to increase regulatory stability in this sector. Following are key arrangements set forth in the IRA which may be relevant for the CPV Group’s activities:

The IRA includes a number of benefits available to renewable energy projects. The IRA extends the ITC and the PTC for renewable energy projects that commence construction before January 1, 2025. The base level for the investment tax credit is 6% and the base level for the production tax credit is 0.3 cents/kWh (adjusted for inflation). Projects that meet prevailing wage and registered apprenticeship requirements may be eligible for an investment tax credit of up to 30% or a production tax credit of up to 1.5 cents/kWh (adjusted for inflation). Bonus credit amounts, may be earned, increasing by 10% the PTC or 10 percentage points the ITC if the applicable project meets domestic steel, iron and manufactured products requirements. An additional bonus credit amounts may also be earned, increasing by 10% the PTC or 10 percentage points the ITC if the applicable project is located in specially designated energy communities, such as (i) brownfield sites, (ii) locations with above national average unemployment and oil, gas or and/or coal industry contributions to direct employment or local tax revenues above specified levels, and (iii) census tracts in or adjacent to those in which a coal mine has closed since December 31, 1999, or coal-fired power plant has closed since December 31, 2009. These tax credits are transferable to unrelated entities.

Electric generation projects placed in service after December 31, 2024, that emit zero or less greenhouse gases are eligible for a technology neutral ITC or PTC established under IRA, at the same credit levels as described above for the existing ITC and PTC. These tax credits are subject to phase out, starting from the later of 2032 and when U.S. greenhouse gas emissions from electricity generation equal or are less than 25% of 2022 electricity generation emissions levels. Projects eligible for these tax credits will also be eligible to use 5-year accelerated depreciation for project assets.

The CPV Group is of the opinion that the IRA is expected to have a positive effect on renewable energy projects under development and construction, including Maple Hill and Stagecoach; among other things, the IRA is expected to increase the tax credit amounts receivable compared to the amounts that were receivable prior to its enactment. Although some of the regulatory arrangements have not yet been finalized, some of the CPV Group’s renewable energy projects will be eligible to higher tax credit rates due to their location (for instance, in the sites of closed coal mines), including in the Maple Hill project. The CPV Group is assessing the effect of the IRA on Maple Hill, and believes that the project complies with the criteria for receiving an additional 10% ITC (40% in total). In addition, the CPV Group is analyzing the impact of the IRA on Stagecoach and Rogue’s Wind, and the economic benefits that will arise from opting for ITC or PTC in respect of the project, as well as the project’s eligibility for an additional tax credit. The CPV Group believes that it will opt for an ITC for Maple Hill, and for another project under development; the Group assesses the economic feasibility of ITCs or PTCs for Stagecoach and Rogue’s Wind, taking into consideration the arrangements that will be set. In addition, the option of selling the tax benefits is expected to increase CPV Group’s capability to realize some of the value of its renewable energy projects’ tax credits, and to improve the terms of investment.

Other Relevant Legislation

In November 2021, the US Congress approved a bipartisan infrastructure law, signed by the President of the US (the “Infrastructure Act”). The Infrastructure Act is the first part of legislation (which includes two parts) addressing many sectors of the US economy, including transportation, construction, and energy. A significant part of the Infrastructure Act addresses the expansion of transmission infrastructure, research and development of technologies, including carbon capture and use of hydrogen, reinforcement of the grid, and energy efficiency. However, there are several provisions within the legislation that provide funding opportunities through the Department of Energy to support the development of zero and low emitting generation projects. A second piece of relevant legislation, known as the Build Back Better (“BBB”) Act from an energy perspective focuses on tax incentives to support numerous zero and low carbon technologies. The BBB Act bill (the “BBB Act”) that passed the House of Representatives in November of 2021 was passed largely along a party line vote (one democrat and all republicans voting against) included refundable production and investment tax credits for the expansion of renewable energy production facilities, carbon capture technologies and hydrogen investments. The BBB Act remains in negotiations in the Senate. There is uncertainty regarding the enactment of the BBB Act as a singular piece of legislation or whether it can be passed at least in part incrementally through smaller limited scope standalone bills. If the energy provisions of the BBB Act are passed in separate bills, such legislation may have a significant effect on electricity demand by promoting low-carbon transport and a low-carbon economy while raising standards for electricity generation using clean energy.

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

In 2018, the Majority Shareholder acquired 51% of Qoros from Kenon and Chery for RMB 3.315 billion, as part of a total investment of approximately RMB 6.63 billion by the Majority Shareholder. As a result of this investment, Kenon and Chery had 24% and 25% stakes in Qoros, respectively. In April 2020, Kenon sold half of its remaining interest in Qoros (i.e., 12%) to the Majority Shareholder for RMB1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the Majority Shareholder. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%.

In April 2021, Kenon’s subsidiary Quantum entered into an agreement with the Majority Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $245 million). The agreement provided that a deposit of 5% was due July 30, 2021 and that the purchase price would be payable in installments from September 2021 through March 2023. The agreement also provides that any payment delayed for more than 30 days is subject to interest. Neither the deposit nor any of the installments were paid. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with CIETAC. The proceedings are ongoing.

As a result of the non-payment of amounts due under the agreement with the Majority Shareholder, Quantum had the right to exercise the put option it had to sell its remaining interest to the Majority Shareholder for RMB 1.56 billion (approximately $220 million), subject to adjustments. Kenon has exercised this option, but the Majority Shareholder has not complied with its obligations to purchase Kenon’s remaining 12% interest in Qoros.

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

As Quantum has exercises its put option, the Majority Shareholder is required to assume the full pledge of obligations under Kenon’s pledge of its shares in Qoros, but it has not yet done so. In November 2021, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by the Majority Shareholder. The court proceedings are ongoing. Kenon has obtained an order freezing certain assets of Baoneng Group in connection with the litigation pursuant to a court order. There is no assurance as to the outcome of such proceedings or any value Kenon may realize in respect of its remaining shares in Qoros. Since April 2020, Kenon no longer accounts for Qoros pursuant to the equity method of accounting and in 2021, Kenon wrote down the value of Qoros to zero.

Qoros’ Description of Operations

Qoros is an automobile manufacturer in China.

Kenon understands that manufacturing production at Qoros has been shut down since July 2021.

Agreements relating to Sales of Kenon’s interests in Qoros

Qoros’ Investment Agreement

In January 2018, the Majority Shareholder acquired 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $526 million), which was part of an investment structure to invest a total of approximately RMB 6.63 billion (approximately $1,053 million) by the Majority Shareholder. As a result of the 2018 investment, Kenon’s and Chery’s interests in Qoros were reduced to 24% and 25%, respectively. In April 2020, we sold half of our remaining interest in Qoros (i.e., 12%) to the Majority Shareholder for a price of RMB 1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the Majority Shareholder. Kenon now holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%. For purposes of this section, references to Kenon include Quantum (Kenon’s wholly-owned subsidiary which owns Kenon’s interest in Qoros) and references to Chery include Wuhu Chery (the direct owner of Chery’s interest in Qoros).

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

Quantum has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. Although the Majority Shareholder was required to assume its pro rata share of pledge obligations, it has not yet assumed all such pledges. Baoneng Group has provided Kenon with a guarantee for a certain percentage, and up to all, of Quantum’s pledge obligations.

Kenon’s Put Option

Kenon had a put option over its remaining equity interest in Qoros, giving Kenon with the right to cause the Majority Shareholder to purchase all of its remaining equity interests in Qoros for RMB 1.56 billion (approximately $220 million), subject to adjustment for inflation. Another company within the Baoneng Group guarantees the Majority Shareholder’s obligations under this put option by granting a similar option. Kenon has exercised this put option, but the Majority Shareholder has not complied with its obligations to purchase Kenon’s remaining stake in Qoros and Baoneng Group has not complied with its obligations in respect of the guarantee of this put option.

The investment agreement provides that any changes in the equity holdings of Qoros by Kenon, Chery or the Majority Shareholder, including as a result of the put option described above, will result in adjustments to the respective parties’ pro rata obligations of the Qoros bank guarantees and pledges described above according to their equity ownership in Qoros.

Because Quantum has exercised the put option, the Majority Shareholder is required to assume the full pledge. The guarantee by Baoneng Group of Quantum’s pledge obligations provides for a number of obligations, including the obligation for Baoneng Group to reimburse Kenon in the event of foreclosure over Quantum’s shares. Baoneng Group is required to deposit an amount sufficient in escrow to ensure sufficient collateral to avoid the banks foreclosing the Qoros shares pledged by Quantum. Baoneng Group has failed to do so after Kenon made a demand in the fourth quarter of 2021, and in November 2021, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by the Majority Shareholder. The court proceedings are ongoing. Kenon has obtained an order freezing certain assets of Baoneng Group in connection with the litigation pursuant to a court order. There is no assurance as to the outcome of such proceedings or any value Kenon may realize any value in respect of Kenon’s remaining shares in Qoros. Kenon understands that manufacturing production at Qoros has been shut down since July 2021. Since April 2020, Kenon no longer accounts for Qoros pursuant to the equity method of accounting and in 2021, Kenon wrote down the value of Qoros to zero.

Kenon’s 2020 Sale of 12% interest in Qoros to the Majority Shareholder

In April 2020, Kenon sold half of its remaining interest in Qoros (i.e., 12%) to the Majority Shareholder for a price of RMB 1.56 billion (approximately $220 million), which was based on the same post-investment valuation as the initial 2018 investment by the Majority Shareholder. As a result, Kenon holds a 12% interest in Qoros, the Majority Shareholder holds 63% and Chery holds 25%. The Majority Shareholder has agreed to assume its pro rata share of the pledge obligations with respect to the RMB 1.2 billion loan facility after which Kenon will also be proportionately released from its pledge obligations thereunder, subject to the Qoros bank lender consent. As a result of the initial investment in 2018 and the 2020 sale by Kenon, the Majority Shareholder is required to pledge additional shares or to provide other support acceptable to the lender banks. The Majority Shareholder has not provided such pledges and Kenon has not been proportionately released by the bank lenders from these pledge obligations. The Majority Shareholder has provided Kenon with a guarantee for a certain percentage, and up to all, of Quantum’s share of the pledge obligations.

Kenon’s Agreement to Sell its Remaining 12% Interest in Qoros to the Majority Shareholder

In April 2021, Kenon’s subsidiary Quantum entered into an agreement with the Majority Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $241 million). The agreement provided that a deposit of 5% was due July 30, 2021 and that the purchase price would be payable in installments from September 2021 through March 31, 2023.

Neither the deposit nor any of the installments have been paid. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with the CIETAC. The proceedings are ongoing.

The agreement also provides that any payment delayed for more than 30 days is subject to interest. In addition, Quantum exercised the put option it has over its remaining shares in Qoros, but the Majority Shareholder has not complied with its obligations to purchase Kenon’s remaining stake in Qoros and Baoneng group has not complied with its obligations in respect of the guarantee of this put option.

Substantially all of Quantum’s shares in Qoros remain pledged to Qoros’ lenders and any transfer of Kenon’s remaining stake in Qoros would require a release of the pledge over Kenon’s shares in Qoros as well as obtaining necessary regulatory approvals and registrations.

Qoros’ Joint Venture Agreement

We are party to a joint venture agreement, or the Joint Venture Agreement, with respect to our and the out joint venture parties’ interest in Qoros. The Joint Venture Agreement sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, Wuhu Chery and the Majority Shareholder with respect to Qoros.

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

The Joint Venture Agreement restricts transfers of interests in Qoros by the shareholders (other than transfers to affiliates). Quantum may transfer all of its interest in Qoros to any third party, subject to the rights of first refusal discussed below. During the five-year period following the closing of the initial investment by the Majority Shareholder, Wuhu Chery and the Majority Shareholder may not transfer any or all their interests in Qoros to any third-party without consent of the other joint venture partners (except for assignments in relation to an initial public offering of Wuhu Chery’s interest in Qoros).

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

ZIM

Information in this report on ZIM is based on ZIM’s annual report on Form 20-F filed with the SEC on March 13, 2023.

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

As of December 31, 2022, ZIM operated a fleet of 150 vessels and chartered-in 94.2ֵ% of its TEU capacity and 94.0ֵ% of the vessels in its fleet. For comparison, according to Alphaliner, ZIM’s competitors chartered-in on average approximately 45.3% of their fleets as of the end of 2022 (in accordance with Alphaliner January 2023 Report). During 2021 and 2022, ZIM has entered into several strategic long-term charter agreements, including two strategic agreements with Seaspan for the long-term charter of ten 15,000 TEU and fifteen 7,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with the first vessel delivered to ZIM in February 2023, and the other nine vessels expected to be delivered to ZIM during 2023-2024. ZIM has also entered into a new eight-year charter agreement with a shipping company that is an affiliate of its largest shareholder, Kenon, according to which ZIM will charter three 7,000 TEU LNG dual fuel container vessels, expected to be delivered during the first and second quarters of 2024. Furthermore, in February 2022 ZIM announced a new chartering agreement with Navios Maritime Partners L.P. for a total of 13 vessels (five of which are secondhand), ranging from 3,500 to 5,300 TEUs, and, in March 2022, ZIM announced it had entered into a seven-year charter transaction for six 5,500 TEU wide beam newbuild vessels with MPC Container Ships ASA and MPC Capital AG scheduled to be delivered between May 2023 and February 2024. See “Item 4.B Business Overview—Our Businesses—ZIM—Strategic Chartering Agreements.” During the second half of 2021, ZIM completed the purchase of eight secondhand vessels, ranging from 1,100 to 4,250 TEU, in several separate transactions, for an aggregated amount of $355 million, with all vessels delivered to ZIM. See “—ZIM’s Vessel Fleet” below.

As of December 31, 2022, ZIM chartered-in most of its capacity; in addition, 80.9% of its chartered-in vessels are under leases having a remaining charter duration of more than one year (or 83.1% in terms of TEU capacity). ZIM continues to adjust its operations in response to the effects of COVID-19 pandemic and other recent geopolitical trends (including the Russia-Ukraine conflict). ZIM’s fleet, mainly in terms of the size of its vessels, enables ZIM to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of its vessels and specific trade advantages. Almost all of ZIM’s operated vessels have capacities that range from less than 1,000 TEUs to almost 12,000 TEUs, with one 15,000 TEU LNG (dual fuel) vessel delivered to ZIM in February 2023 in accordance with its long-term charter agreement with Seaspan, and nine other vessels expected to be delivered during 2023-2024 (See “Item 4.B Business Overview—Our Businesses—ZIM—Strategic Chartering Agreements”). Furthermore, ZIM operates a modern and specialized container fleet, which ZIM significantly increased during 2021 to a capacity of nearly one million TEUs.

ZIM operates across five geographic trade zones that provide ZIM with a global footprint. These trade zones include (for the year ended December 31, 2022, of carried TEUs): (i) Transpacific (34%), (ii) Atlantic (15%), (iii) Cross Suez (13%), (iv) Intra-Asia (31%) and (v) Latin America (7%). Within these trade zones, ZIM strives to increase and sustain profitability by selectively competing in niche trade lanes where ZIM believes that the market is underserved and that ZIM has a competitive advantage versus its peers. These include both trade lanes where ZIM has an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which ZIM is often driven by demand from its customers as they are not serviced in-full by its competitors. Several examples of niche trade lanes within ZIM’s geographic trade zones include: (i) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where ZIM maintains a 13.4% market share, (ii) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 8.5% market share and (iii) Far East to US East Coast (Pacific trade zone), 8.6% market share, in each case according to the Port Import/Export Reporting Service (“PIERS”) and Container Trade Statistics.

During 2022, ZIM announced the following newly launched services and service upgrades: (i) the extension of ZIM service connecting the Indian sub-continent and the East Mediterranean to service the East Mediterranean- North Europe trade; (ii) a new Venezuela feeder line and the upgrade of two existing central American lines; (iii) a new speedy e-commerce service from China and South East Asia to the U.S. East Coast, which was further upgraded in February 2023; (iv) the commencement of two separate and independent new Asia Pacific North West and Asia Mediterranean services in April 2022; (v) the upgrade of the Turkey – USEC line to a weekly service; (vi) a new Thailand Fremantle Express Service, covering major ports in South East Asia and Australia; and (vii) the ZIM Colibri Xpress, a new premium line from South America West Coast to the USEC.

In addition to containerized cargo, in an effort to respond to increased demand for car carrier services, and specifically to the increase in vehicle exports from China (and electric and hybrid cars in particular), ZIM also transports vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan, South Korea and India. Currently, ZIM charters 11 car carrier vessels and ZIM has expanded the volume and its range of services to include additional calls to ports in Europe, the Mediterranean and South America.

As of December 31, 2022, ZIM operated a global network of 67 weekly lines, calling at approximately 300 ports, delivering cargo to and from more than 90 countries. Within its global network ZIM offers value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to its customers. These subsidiaries, which ZIM operates, among others, in China, Vietnam, Canada, Brazil, India, Singapore, Hong Kong and the U.S., are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2022, approximately 20% of its TEUs carried utilized additional elements of land transportation.

ZIM’s network is significantly enhanced by cooperation agreements with other container liner companies and alliances, allowing ZIM to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding its service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. ZIM’s strategic collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC, which announced the termination of the 2M Alliance in January 2025), was launched in September 2018, amended in February 2022, provides faster, wider and more efficient service in the Asia-USEC and the Asia-USGC with two trade lanes, seven services and approximately 15,000 weekly TEUs. In addition to its collaboration with the 2M Alliance, ZIM also maintains a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, ZIM partners with both global and regional liners in order to extend its services in the region.

ZIM has a highly diverse and global customer base with approximately 34,000 customers (which considers each of ZIM’s customer entities separately, also when it is a subsidiary or branch of another customer) using ZIM’s services. In 2022, ZIM’s 10 largest customers represented approximately 16% of its freight revenues and its 50 largest customers represented approximately 31% of its freight revenues. One of the key principles of ZIM’s business is its customer-centric approach and ZIM strives to offer value-added services designed to attract and retain customers. ZIM’s strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with 8 of its 10 top customers in 2022 having a relationship with ZIM lasting longer than 10 years.

ZIM has focused on developing technologies to support its customers, including improvements in its digital capabilities to enhance both commercial and operational excellence. ZIM uses its technology and innovation to power new services, improve its customer experience and enhance its productivity and portfolio management. Several recent examples of ZIM’s digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo; (ii) eZIM, ZIM’s easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, ZIM has formed a number of partnerships and collaborations with third-party start-ups for the development of multiple engines of growth which are adjacent to ZIM’s traditional container shipping business. These technological partnerships and initiatives include: (i) “ZKCyberStar,” a collaboration with Konfidas, an Israeli cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “ZIMARK,” a new initiative in cooperation with Sodyo (in which ZIM made an additional investment in August 2022), an early-stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.), whose technology is extremely fast and is suitable for multiple types of media; (iii) ZIM’s investment in and partnership with WAVE, an electronic bill of lading based on blockchain technology, to replace and secure original documents of title; (iv) ZIM’s investment in Hoopo Systems Ltd., a provider of tracking solutions for unpowered assets; (v) Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end-to-end shipping solution that is initially targeting U.S. & Canadian small and medium-sized businesses importing from China, Vietnam and Israel; (vi) ZIM’s investment in Data Science Consulting Group (DSG), a technology company specializing in artificial intelligence (AI) based products, solutions and services, developer of e-volve, a holistic AI governance and decision management system, and its co-creator of a center of excellence for the development of AI tools for the maritime shipping industry; (vii) 40Seas, a fintech company serving as a platform for cross-border trade financing, in which ZIM made an equity investment in addition to extending an approximately $100 million credit facility, with a possibility subject to both parties’ agreement to increase this credit facility up to $200 million if mutually agreed by the parties.

Over the past three years ZIM has taken initiatives to reduce and avoid costs across its operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports).

ZIM is headquartered in Haifa, Israel. As of December 31, 2022, ZIM had approximately 6,530 full-time employees worldwide (including contract workers). In 2022 and 2021, ZIM carried 3.38 million and 3.48 million TEUs, respectively, for its customers worldwide. During the same periods, ZIM’s revenues were $12,562 million and $10,729 million, its net income was $4,629 million and 4,649 million and its Adjusted EBITDA was $7,541 million and $6,597 million, respectively.

ZIM’s services

With a global footprint of more than 200 offices and agencies in more than 90 countries, ZIM offers both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

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

ZIM has also partnered with a Chinese multinational company through its logistics subsidiary in China to expand its offerings to small- and medium-sized enterprises who conduct their business through the company’s platform. ZIM’s commercial cooperation agreement with this company was extended until March 2024.

ZIM’s services and geographic trade zones

As of December 31, 2022, ZIM operated a global network of 67 weekly lines, calling at approximately 290 ports delivering cargo to and from more than 90 countries. ZIM’s shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. ZIM has achieved leadership positions in specific markets by focusing on trades where it has distinct competitive advantages and can attain and grow its overall profitability.

ZIM’s shipping lines are organized into geographic trade zones by trade. The table below illustrates ZIM’s primary geographic trade zones and the primary trades they cover, as well as the percentage of ZIM’s total TEUs carried by geographic trade zone for the years ended December 31, 2022, 2021 and 2020:

		Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2022	2021	2020
Pacific	Transpacific	34%	39%	40%
Cross-Suez	Asia-Europe	13%	10%	12%
Atlantic-Europe	Atlantic	15%	18%	21%
Intra-Asia	Intra-Asia	31%	27%	21%
Latin America	Intra-America	7%	6%	6%
		100%	100%	100%

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

Pacific Northwest service.

Based on information from PIERS, Port of Vancouver and Prince Rupert Port Authority, approximately 44% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. ZIM holds a position within the Pacific Northwest, via the Vancouver port, which enables ZIM to serve the very large Canadian and U.S. Midwest markets quickly and efficiently. ZIM believes that its strategic relationships in these markets with Canadian National Railway Company, a rail operator, have allowed it to obtain competitive rates and provide consistent, high-quality service to its customers. In April 2022, ZIM launched an independent service line to the Pacific Northwest trade, replacing the previous cooperation with the 2M Alliance.

Pacific Southwest Coast services.

In response to the growing trend in eCommerce, during 2020 and 2021, ZIM launched three eCommerce Xpress high-speed services, focusing on e-Commerce between South China and Los Angeles (ZEX, ZX2 and ZX3 lines). As a result of current global market conditions due to COVID-19, ZIM has experienced heavy congestion in U.S. West Coast ports throughout 2021. In 2022 this trade experienced a softening of demand.

Asia-U.S. All-Water service.

With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. In accordance with its agreement with the 2M as amended in February 2022 effective from April 2022, ZIM operates one out of the five joint Asia to USEC services (ZCP) as well as one of two joint Asia to USGC services (ZGX). ZIM has stated that it plans to deploy ZIM’s 15,000 TEU LNG dual fuel vessels expected to be delivered to ZIM during 2023 on the ZCP. See “Item 4.B Business Overview—Our Businesses—ZIM—Strategic Chartering Agreements.”

As of December 31, 2022, ZIM offered 11 services in the Pacific geographic trade zone, which had an effective weekly capacity of 23,589 TEUs and covered all major international shipping ports in the Transpacific trade. ZIM’s services in the Pacific geographic trade zone accounted for 50% of its freight revenues from containerized cargo for the year ended December 31, 2022.

Cross-Suez geographic trade zone.

The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia-Black Sea/East Mediterranean Sea sub-trade, which is one of ZIM’s key strategic zones. In previous years, this trade was characterized by intense competition, and ZIM has undertaken several initiatives to help it remain competitive within it.

ZIM’s cooperation with the 2M Alliance which began in March 2019 as a slot charter agreement on two services from Asia to the East Mediterranean was terminated effective as of April 2022. Consequently, ZIM launched an independent service line on the Asia-Mediterranean trade replacing its cooperation with the 2M Alliance on this trade. In addition, ZIM terminated its slot purchase from MSC which began in October 2018 on two lines in India-East Mediterranean trade and ZIM replaced this cooperation with an independent service line on this trade in December 2021 (ZMI). This service was extended to North Europe as of February 2022.

As of December 31, 2022, ZIM offers two services in the Cross-Suez geographic trade zone, which had an effective weekly capacity of 6,000 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 14% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2022.

Atlantic-Europe geographic trade zone.

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. ZIM’s services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, ZIM has had a cooperation agreement with Hapag-Lloyd and other companies in its Atlantic services. In addition, ZIM has terminated its cooperation agreements with MSC in the Intra-Europe/Mediterranean trade and intends to replace this cooperation with an extension to North Europe on its ISC-Mediterranean independent service. ZIM also has a cooperation agreement with COSCO in the Intra-Mediterranean trade.

As of December 31, 2022, ZIM offered 9 services within this geographic trade zone, with an effective weekly capacity of 8,759 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 11% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2022.

Intra-Asia geographic trade zone.

The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trades within regional ports in Asia, including ISC (Indian sub-continent), Africa and Australia. The Intra-Asia geographic trade zone accounted for 18% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2022. ZIM’s services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that ZIM has made to respond to changes in trade and market conditions.

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

As of December 31, 2022, ZIM offers 32 services within this geographic trade zone with an effective weekly capacity of 20,505 TEUs. ZIM’s services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa, Thailand, Vietnam, New Zealand and Australia, and connect to shipping lines within its Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone.

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to ZIM’s Pacific and Atlantic-Europe geographic trade zones. ZIM cooperates with other carriers within the regional services: ZIM cooperates with Maersk via a vessel sharing agreement in the Asia-East Coast South America, and ZIM cooperates with other carriers on the Mediterranean- East Coast South America sub-trades mostly by slots purchase.

As of December 31, 2022, ZIM offers 13 services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 3,642 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to ZIM’s Pacific and Atlantic- Europe services. The Latin America geographic trade zone accounted for 7% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2022.

Types of cargo

The following table sets forth details of the types of cargo ZIM shipped during the twelve months ended December 31, 2022 as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,860,853	3,131,023
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	96,200	189,610
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	48,778	59,353
Total		2,005,831	3,379,986

ZIM’s vessel fleet

As of December 31, 2022, ZIM’s fleet included 150 vessels (139 container vessels and 11 vehicle transport vessels), of which nine vessels were owned by ZIM and 141 vessels are chartered-in (including 136 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements). As of December 31, 2022, ZIM’s operating fleet (including both owned and chartered vessels) had a capacity of 549,278 TEUs. The average size of ZIM’s vessels is approximately 3,952 TEUs, compared to an industry average of 4,564 TEUs.

During the second half of 2021, ZIM has completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, for an aggregated amount of $355 million with all purchased vessels delivered during 2021 and 2022. ZIM may purchase additional secondhand vessels if it evaluates that such purchase is more suited to its needs than other available alternatives.

ZIM charters-in vessels under charter party agreements for varying periods. With the exception of certain vessels for which charter rates were set in connection with a restructuring arrangement ZIM undertook in 2014, ZIM’s charter rates are fixed at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2022, all of ZIM’s chartered vessels agreements consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with 137 vessels chartered while the crewing and technical operation of the vessel is handled by its owner, including six vessels chartered-in under a time charter from related parties, and four vessels chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with the operation of the vessel being handled by ZIM. Subject to any restrictions in the applicable arrangement, ZIM determines the type and quantity of cargo to be carried as well as the ports of loading and discharging.

ZIM’s vessels operate worldwide within the trading limits imposed by its insurance terms. As of December 31, 2022, the remaining average duration of ZIM’s chartered fleet was approximately 26 months, based on earliest period of redelivery.

As of December 31, 2022, ZIM’s fleet was comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 12,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which ZIM operates. As of March 1, 2023, ZIM’s fleet included 149 vessels (138 container vessels and 11 vehicle transport vessels), of which nine vessels are owned by ZIM and 140 vessels are chartered-in (including four vessels accounted under sale and leaseback refinancing agreements) and ZIM’s owned and chartered container vessels had a capacity of 559,004 TEUs.

As of March 1, 2023, this fleet included the newly built vessel ZIM Sammy Ofer, a modern dual-fuel LNG vessel with a capacity of 15,000 TEUs, which is the first among ten vessels of this type that ZIM chartered in a long term chartering transaction with Seaspan that are expected to be delivered to ZIM during 2023-2024.

Further, as of March 1, 2023, approximately 113 of ZIM’s chartered-in vessels are under long-term leases with a remaining charter duration of more than one year, as ZIM continues to actively manage its asset mix.

The following table provides summary information, as of December 31, 2022, about ZIM’s fleet:

	Number	Capacity (TEU)	Non-container Vessels	Total(1)
Vessels owned by ZIM	9	31,842	—	9
Vessels chartered from parties related to ZIM	5	20,660	1	6
Periods up to 1 year (from December 31, 2022)	3	12,154		3
Periods between 1 to 5 years (from December 31, 2022)	2	8,506	1	3
Periods over 5 years (from December 31, 2022)	—	—	—	—
Vessels chartered from third parties(2)	125	496,776	10	135
Periods up to 1 year (from December 31, 2022)	27	75,285	1	28
Periods between 1 to 5 years (from December 31, 2022)	95	408,732	9	99
Periods over 5 years (from December 31, 2022)	3	12,759	—	3
Total(3)	139	549,278	11	150
____________________________________________
(1)	Includes 136 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16.

(2)	Includes 130 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements.

(3)
Under ZIM’s time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by ZIM. For some of the vessels that ZIM owns and for its vessels ZIM charters under “bareboat” terms, ZIM provides its own operational and technical management services or through a third-party ship management service provider. ZIM’s operational management services include the chartering-in, sale and purchase of vessels and accounting services, while its technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of its vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of its vessels in accordance with the standards developed by ZIM, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that its vessels comply with the law of their flag state.

Strategic Chartering Agreements

Long term charter agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021 ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels, expected to be delivered between February 2023 and March 2024. Pursuant to the agreement, ZIM will charter the vessels for a period of 12 years with the option to extend it by additional charter periods. ZIM’s total cost during the term of the agreement will depend on the charter period and the initial payment ZIM selects to pay. ZIM was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. ZIM has stated that it intends to deploy these vessels on its Asia-US East Coast Trade as an enhancement to its service on this strategic trade.

In addition, in July 2021, ZIM announced a second strategic agreement with Seaspan for the long-term charter for a consideration in excess of $1.5 billion, of ten 7,000 TEU LNG dual fuel container vessels with an option for additional five vessels, to serve across ZIM’s various global niche trades, with vessels expected to be delivered during the fourth quarter of 2023 and throughout 2024. In September 2021, ZIM announced the exercise of an option granted to it under this agreement to long term charter five additional 7,000 TEU LNG vessels, to be delivered during the third and fourth quarters of 2024 for an additional consideration in excess of $750 million. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen.

ZIM announced that it expects to incur, in annualized charter hire costs per vessel, approximately $17 million in respect of the abovementioned 15,000 TEU vessels, and approximately $13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements.

Long-term charter agreement for LNG-fueled vessels from a shipping company affiliated with Kenon

In January 2022, ZIM announced that it entered into a new eight-year charter agreement with a shipping company that is affiliated with Kenon, its largest shareholder, according to which ZIM will charter three 7,000 TEU LNG dual-fuel container vessels to be deployed in its global niche trades for a total consideration of approximately $400 million. The vessels will be constructed at Korean-based shipyard, Hyundai Samho Heavy Industries and are scheduled to be delivered during the first and second quarters of 2024.

Charter agreement with Navios Maritime Holdings Inc.

In February 2022, ZIM announced that it and Navios Maritime Holdings Inc. entered into a charter agreement for the charter of thirteen container vessels comprising of five secondhand vessels and eight newbuild vessels of total consideration of approximately $870 million. The five secondhand vessels’ capacity range from 3,500 to 4,360 TEUs and were delivered during the first and second quarter of 2022 and deployed across ZIM’s global network. The eight 5,300 TEU wide beam newbuilds are scheduled to be delivered during the third quarter of 2023 through the fourth quarter of 2024 and are expected to be deployed in trades between Asia and Africa. The charter period of the secondhand vessels is approximately 4.5 years, whereas the charter duration of the newbuild vessels is approximately five years.

Charter agreement with MPC Container Ships ASA and MPC Capital AG

In March 2022, ZIM announced that it and MPC Container Ships ASA and MPC Capital AG entered into a new charter agreement according to which ZIM has announced it will charter a total of six 5,500 TEU wide beam newbuild vessels for a period of seven years and a total consideration of approximately $600 million. The vessels will be constructed at a Korean-based shipyard, HJ Shipbuilding & Construction (formally known as Hanjin Heavy Industries & Construction Co.), and are scheduled to be delivered between May 2023 and February 2024.

ZIM’s containers

In addition to the vessels that it owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2022, ZIM held approximately 537,000 container units with a total capacity of approximately 936,000 TEUs, of which 37% were owned by ZIM and 63% were leased (including 55% accounted as right-of-use assets). In some cases, the terms of the leases provide that ZIM will have the option to purchase the container at the end of the lease term.

Container fleet management

ZIM announced that it aims to reposition empty containers in the most cost-efficient way in order to minimize its overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, ZIM has said that it seeks to optimize its container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet its customers’ demands. ZIM’s global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining ZIM’s container fleet, ZIM’s logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of ZIM’s logistics initiatives relating to container fleet management:

•
Slot swap agreements. ZIM enters into agreements with other carriers for the exchange of vessel space, or “slots,” for repositioning of empty containers. Under these agreements, other carriers offer ZIM space on their own operated vessels, in exchange for space on its vessels for the purpose of repositioning empty containers. ZIM has developed this cooperation. ZIM has slot swap agreements with 14 carriers and exchange thousands of TEUs each year.

•	Slot sale agreements. ZIM sells slots on board its vessels to transport empty containers.

•
One-way container lease. ZIM uses leasing companies and other shipping liners’ empty containers to move cargo from locations with increased demand to over-supplied locations. ZIM is a global leader in one-way container volumes.

•	Equipment sub-leases. ZIM leases its equipment to other carriers and freight forwarders in order to reduce its container repositioning and evacuation costs.

ZIM’s operational partnerships

ZIM is party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by ZIM or other shipping companies. ZIM does not participate in any alliances, which are a type of vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades, although ZIM does partner with the 2M Alliance in a strategic cooperation as described below.

Strategic Cooperation Agreement with the 2M Alliance

In April 2022, ZIM amended and extended its agreement with the 2M Alliance to include the extension of its collaboration on the Asia-USEC and Asia-USGC under a full slot exchange and vessel sharing agreement originally established in September 2018 and August 2019, respectively. The strategic cooperation on the Asia-USEC currently includes a joint network of five loops between Asia and USEC, out of which one is operated by ZIM and four are operated by the 2M Alliance. In addition, ZIM and the 2M Alliance agreed to swap slots on all five loops under the agreement and ZIM has the right to purchase additional slots in order to meet total demand in these trades. The strategic cooperation on the Asia-USGC currently includes two services, of which one is operated by ZIM, and one is operated by the 2M Alliance. ZIM has replaced its previous cooperation with the 2M Alliance established in March 2019 on the Asia – Mediterranean and Asia – American Pacific Northwest with ZIM’s own independent services. Under ZIM’s new collaboration agreement with the 2M, ZIM or the 2M Alliance may terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the agreement, which is a shorter period compared to the original agreement terms. Furthermore, in January 2023 the members of the 2M Alliance announced the termination of the 2M Alliance in January 2025. ZIM has stated that it intends to deploy its 15,000 TEU LNG dual fuel vessels expected to be delivered during 2023-2024 on its operated service, ZCP, as part of its joint Asia-USEC network with the 2M Alliance.

The table below shows ZIM’s operational partners by geographic trade zone as of December 31, 2022:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓		✓		✓
Mediterranean Shipping Company(1)	✓				✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)			✓	✓	✓
China Ocean Shipping Company (COSCO)			✓	✓
ONE			✓	✓
Orient Overseas Container Line Limited (OOCL)			✓
Yang Ming Marine Transport Corporation			✓	✓
Hyundai Merchant Marine Co., Ltd.			✓
Others			✓		✓
_____________________________________
(1)
ZIM’s cooperation with Maersk and MSC is under the 2M Alliance framework. However, in the Latin America ZIM also has a separate bilateral cooperation agreement with MSC, and its separate bilateral cooperation with MSC on the Atlantic terminated effective as of April 2022. ZIM also has a separate bilateral cooperation agreement with Maersk in the Latin America and Intra Asia trades.

(2)
With respect to the Atlantic-Europe trade, ZIM has a swap agreement with THE Alliance member Hapag-Lloyd, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement with respect to the Atlantic-Europe trade with Hapag-Lloyd in its standalone capacity.

ZIM’s Customers

In 2022, ZIM had more than 34,000 customers using its services on a non-consolidated basis. ZIM’s customer base is well-diversified, and it does not depend upon any single customer for a material portion of its revenue. For the twelve months ended December 31, 2022, no single customer represented more than 3% of ZIM’s revenues.

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

During the last five years, end-users have constituted approximately 26% of ZIM’s customers in terms of TEUs carried, and the remainder of its customers were freight forwarders. ZIM’s contracts with its main customers are typically for a fixed term of one year on all trades. ZIM’s contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. ZIM’s customer mix varies within each of the markets in which it operates.

For the years ended December 31, 2022, 2021 and 2020, ZIM’s five largest customers in the aggregate accounted for approximately 10%, 12% and 10% of its freight revenues and related services, respectively, and 6%, 8% and 7% of ZIM’s TEUs carried for each year.

Suppliers

Vessel owners

As of December 31, 2022, ZIM chartered approximately 94.2% of its TEU capacity and 94.0% of the vessels in its fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which ZIM operates, is necessary for the operation of its business. See “Item 3.D Risk Factors—Risks Related to Operating ZIM’s Vessel Fleet—ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.” ZIM may face a possible shortage of vessel for hire in the future.

Port operators

ZIM has Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that it uses around the world. Access to terminal facilities in each port is necessary for the operation of ZIM’s business. Although ZIM believes it has been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, possible increase in demand, congestion in ports and terminals and other geopolitical and macroeconomic events may increase its costs and dependency on berthing windows in terminals.

Bunker suppliers

ZIM has contractual agreements to purchase approximately 85%% of its annual bunker estimated requirements with suppliers at various ports around the world. ZIM has been able to secure sufficient bunker supply under contract or on a spot basis. For ZIM’s strategic agreement with Shell and risks relating to the supply of LNG, see “Item 3.D Risk Factors—Risks Related to Operating ZIM’s Vessel Fleet—Rising energy and bunker prices (including LNG) may have an adverse effect on ZIM’s results of operations.”

Land transportation providers

ZIM has services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. ZIM is a party to a rail services agreement with some of the Class-1 service providers to main inland locations in the U.S. and Canada.

ZIM’s Sustainability and Focus on ESG

Through its core value of sustainability, and in accordance with its Code of Ethics, ZIM aims to uphold and advance a set of principles regarding ethical, social and environmental concerns, and with ZIM’s supplier code of conduct, it aims to withhold a strong, secure and responsible supply chain. ZIM’s goal is to work resolutely to eliminate corruption risks, promote diversity among its teams and continuously reduce the environmental impact of its operations, both at sea and onshore. Furthermore, ZIM has elected to enter into long term charter transactions of LNG dual-fuel vessels to reduce pollutant emissions as a result of bunker consumption, and five of these vessels are also able to be powered by ammonia in the event it will become a feasible “cleaner” fuel. In addition to actively working to reduce accidents and security risks in its operations, ZIM also endeavors to eliminate corruption risks as a member of the Maritime Anti-Corruption Network, with a vision of a maritime industry that enables fair trade. ZIM also fosters quality throughout the service chain, by selectively working with qualified partners to advance its business interests. Finally, ZIM promotes diversity among its teams, with a focus on developing high-quality training courses for all employees. ZIM has invested efforts and resources in promoting diversity in the company, such as monitoring gender diversity of the company on an annual basis, collaborating with .nonprofit organization to increase the hiring of employees from diverse backgrounds and with disabilities, participating in special events to raise awareness to diversity and globally communicating its efforts, both internally and externally. As ZIM continues to grow, sustainability remains a core value. ZIM expects ESG regulation will intensify in the future.

ZIM’s Competition

ZIM competes with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of its key trades, ZIM competes primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and COSCO — accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing 53.7% of global capacity as of February 2023, according to Alphaliner. As of February 2023, ZIM controlled approximately 2.0% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner.

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

ZIM’s Regulatory Matters

Environmental and other regulations in the shipping industry

Government regulations and laws significantly affect the ownership and operation of ZIM’s vessels. ZIM is subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which ZIM’s vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. These laws and regulations include OPA 90, CERCLA, the CWA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (CAA), and regulations adopted by the IMO, including the International Convention for Prevention of Pollution from Ships (MARPOL), and the International Convention for Safety of Life at Sea (the SOLAS Convention), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with such requirements, where applicable, entails significant expense, including vessel modifications and implementation of certain operating procedures. If such costs are not covered by ZIM’s insurance policies, ZIM could be exposed to high costs in respect of environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could suffer substantive harm to its operations and goodwill to the extent that environmental damages are caused by its operations. ZIM instructs the crews of its vessels on environmental requirements and it operates in accordance with procedures that are intended to ensure compliance with such requirements. ZIM also insures its activities, where effective for ZIM to do so, in order to hedge its environmental risks.

In July 2021 the European Commission presented its ‘Fit for 55’ package, which includes, among others, a legislative proposal to apply the EU emissions Trading System (ETS) on maritime shipping. ETS are market-based “cap and trade” scheme in which entities trade emissions rights within an area under a cap placed on the quantity of specified pollutants. ZIM expects to incur additional expenses as a result if and when this proposal becomes effective, and ZIM may not be able to recover or minimize its additional costs by increasing its fees ZIM collects from its customers.

ZIM has been, and continues to be, subject to investigations and party to legal proceedings relating to competition concerns. In recent years, a number of liner shipping companies, including ZIM, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the recent spike in freight rates and related charges during the past two years has resulted in increased scrutiny by governments and regulators around the world, including U.S. President Biden’s administration and the U.S. FMC in the U.S., and the ministry of transportation in China. FMC in the U.S., and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 requires ZIM and all other carriers to immediately implement certain requirements in detention and demurrage invoices, which if not included will eliminate any obligation of the charged party to pay the charge, including certifying that all detention and demurrage invoices are issued in compliance with the FMC’s Interpretive Rule on Detention and Demurrage of May 18, 2020. These requirements in detention and demurrage invoices may affect ZIM’s ability to effectively collect these fees from its customers, heighten the risk of civil litigation and adversely affect its financial results. OSRA further mandates a series of rule-making projects by FMC, including: (i) defining prohibited practices by common carriers and other industry players when assessing detention and demurrage; (ii) defining what is an “unreasonable” refusal of cargo space, as well as unfair or unjustly discriminatory methods; (iii) defining what is “unreasonable refusal” to deal or negotiate with respect to vessel space, and (iv) authorizing the FMC to determine “essential terms” that are deemed by FMC necessary to be included in maritime shipping service. Any new rule issued by the FMC addressing these topics or other related matters may have an adverse effect on ZIM’s business and financial results, including on its ability to negotiate commercial terms with its customers in its favor and its ability to collect its fees in exchange for ZIM’s services. If ZIM is found to be in violation of the applicable regulation, ZIM could be subject to various sanctions, including monetary sanctions. Specifically, in September 2022 an FMC complaint was filed against ZIM claiming ZIM overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in preliminary stages.

ZIM’s operations involving the European Union are subject to E.U. competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements are block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014 and in effect until April 2024. This regulation permits joint operation of services among competitors under certain conditions, with the exception of price fixing, capacity and sales limitation and allocation of markets and customers, under certain conditions. During 2022, the European Union launched a legal review of the CBER to decide whether to renew, modify or allow the CBER to lapse. A similar review was initiated by the UK competition authority as well. The EU competition authority, or the DG Competition, is expected to publish its conclusions on the future of the CBER following a call for evidence published to industry stakeholders, with most of the responses received arguing for either modification or non-renewal of the CBER. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit ZIM’s ability to enter into cooperation arrangements with other shipping companies and effectively compete with other carriers, which could adversely affect ZIM’s business, financial condition and results of operations. In addition, the non-renewal or modification of the existing CBER is expected to adversely affect the review and renewal processes of similar block exemptions regulations in other jurisdictions, and the uncertainty of the future of the CBER may contribute to the shortening of block exemption regulation effective periods in other jurisdictions. See “Item 3.D Risk Factors—Risks Related to Regulation—ZIM is subject to competition and antitrust regulations in the countries where it operates, and has been subject to antitrust investigations by competition authorities. Moreover, the sharp increase in freight rates and related charges during 2021 and the first half of 2022 has resulted in increased scrutiny by regulators around the world and ZIM may face antitrust investigations.”

MARPOL Annex IV was amended effective as of November 1, 2022 and requires vessels to improve their energy efficiency and greenhouse gas emissions (GHG). See “Item 3.D Risk Factors—Risks Related to Regulation—Regulations relating to ballast water discharge may adversely affect ZIM’s results of operation and financial condition.”

ZIM’s Special State Share

When the State of Israel sold 100% of its interest in ZIM in 2004 to IC, ZIM ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the Company’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent parties hostile to the State of Israel or parties liable to harm the State of Israel’s interest in ZIM or its foreign or security interests or its shipping relations with foreign countries, from having influence on its management. The key terms and conditions of the Special State Share include the following requirements:

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

•
The State of Israel must provide prior written consent for any holding or transfer or issuance of shares that confers possession of 35% or more of ZIM’s issued share capital, or that provides control over ZIM, including as a result of a voting agreement.

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

Other than the rights enumerated above, the Special State Share does not grant the State any voting or equity rights. The full provisions governing the rights of the Special State Share appear in ZIM’s amended and restated articles of association. ZIM reports to the State of Israel on an ongoing basis in accordance with the provisions of ZIM’s amended and restated articles of association. Certain asset transfer or sale transactions that in ZIM’s opinion require approval, have received the approval of the State (either explicitly or implicitly by not objecting to ZIM’s request).

Kenon’s ownership of ZIM’s shares is subject to the terms and conditions of the Special State Share, which limit Kenon’s ability to transfer its equity interest in us to third parties. The holder of ZIM’s Special State Share has granted a permit (the “Permit”), to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of ZIM’s shares, pursuant to which the Permitted Holders may hold 24% or more of the means of control of ZIM (but no more than 35% of the means of control of ZIM), and only to the extent that this does not grant the Permitted Holders control in ZIM. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring ZIM’s shares. However, the terms of the Permit provide that the transfer of the means of control of ZIM is limited in instances where the recipient is required to obtain the consent of the holder of ZIM’s Special State Share, or is required to notify the holder of ZIM’s Special State Share of its holding of ZIM’s ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Mr. Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Mr. Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of ZIM’s ordinary shares (even if Kenon holds a greater percentage of ZIM’s ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control,” for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Idan Ofer, or ZIM. According to the Permit, the obligations of the Permitted Holder under the Permit will apply only for as long as the Permitted Holder holds more than 24% of ZIM’s shares.

Discontinued Operations — Inkia Business

Sale of the Inkia Business

Share Purchase Agreement

In November 2017, Kenon, through its subsidiaries Inkia and IC Power Distribution Holdings Pte. Ltd. (“ICPDH”), entered into a share purchase agreement with Nautilus Inkia Holdings LLC which is an entity controlled by I Squared Capital, pursuant to which Inkia and ICPDH agreed to sell all of their interests in power generation and distribution companies in Latin America and the Caribbean (the “Inkia Business”). The sale was completed in December 2017.

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

•
to the extent any obligations remain outstanding after the exercise of the above-described pledge (or payments of amounts equal to the value of the pledge), a corporate guarantee from Kenon which guarantee is now expired.

The indemnification obligations were previously also supported by a deferred payment agreement owing from the buyers to the sellers, which was, however, repaid in October 2020 (prior to scheduled maturity).

Pledge Agreement with respect to OPC Shares

In connection with the sale of the Inkia Business, IC Power (which was the holder of Kenon’s shares in OPC at the time of the sale) entered into a pledge agreement with the buyer of the Inkia Business (Nautilus Inkia Holdings LLC) to pledge OPC shares (at the time representing 25% of OPC’s outstanding shares) in favor of the buyer to secure the sellers’ indemnification obligations under the share purchase agreement for the sale. Following the sale of the Inkia Business, IC Power transferred all of its shares in OPC to Kenon. As a result, Kenon and the buyer entered into an amended pledge agreement, pursuant to which Kenon became the pledgor and assumed IC Power’s obligations under the pledge agreement. The pledge agreement was further amended in October 2020 in connection with the early repayment of the deferred payment agreement to increase the amount of pledged shares and the term of the pledge, and the pledged shares represented 29% of the outstanding shares of OPC as of February 27, 2022. Following the amendment of the pledge agreement in October 2020, Kenon had pledged 55 million shares of OPC. In accordance with the pledge agreement, 53.5 million shares of OPC were released from the pledge, and 1.5 million shares of OPC remain pledged in light of an indemnity claim relating to a tax assessment claim in the amount of $11 million.

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

The chart below represents a summary of our organizational structure, excluding intermediate holding companies, as of December 31, 2022. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

This section should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, for the years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

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

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations primarily comprise the financial results of each of its businesses. The following table sets forth the method of accounting for our businesses for each of the two years ended December 31, 2022 and our ownership percentage as of December 31, 2022:

	Ownership Percentage	Method of Accounting	Treatment in Consolidated Financial Statements
OPC	54.7%(1)	Consolidated	Consolidated
ZIM	20.7%(2)	Equity	Share in profits of associated company, net of tax
Other
_______________________________________
(1)	In 2021 and 2022, OPC has issued new shares in public and private and Kenon has participated in some of these share offerings. See details below.

•
In January 2021, OPC issued 10,300,000 million ordinary shares for total gross proceeds of NIS 350 million (approximately $107 million), and as results a result, Kenon’s interest in OPC decreased from 62.1% to 58.2%.

•
In September 2021, OPC issued 13 million new shares in a rights offering to fund the development and expansion of OPC’s activity in the U.S. for total gross proceeds of approximately NIS 329 million (approximately $102 million). Kenon purchased approximately 8 million shares in the rights offering for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights.

•
In July 2022, OPC issued 9,443,800 new shares for total gross proceeds of NIS 331 million (approximately $94 million). Kenon purchased 3,898,000 shares in this offering for total consideration of NIS 136 million (approximately $39 million).

•	In September 2022, OPC issued 12,500,000 new shares for total gross proceeds of NIS 500 million (approximately $141 million).

As a result of the share issuance and Kenon’s participation as described above, Kenon holds approximately 54.7% of the outstanding shares of OPC.

(2)
In February 2021, ZIM completed an initial public offering of its shares on the New York Stock Exchange and, as a result of the offering, our interest in ZIM decreased from 32% to 27.8%. Between September and November 2021, Kenon sold approximately 1.2 million ZIM shares for total consideration of approximately $67 million. As a result of the sales, Kenon held a 26% interest in ZIM (25.6% on a fully diluted basis). In March 2022, Kenon sold 6 million ZIM shares for total consideration of $463 million. As a result of the sale, Kenon now holds a 20.7% interest in ZIM and remains the largest shareholder in ZIM.

The results of ZIM are included in Kenon’s statements of profit and loss as share in profits of associated company, net of tax, for the years set forth below, except as otherwise indicated.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2022
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	517	57	—	—	574
Depreciation and amortization	(47)	(16)	—	—	(63)
Financing income	10	25	—	10	45
Financing expenses	(42)	(7)	—	(1)	(50)
Share in profit of associated companies	—	85	1,033	—	1,118
Losses related to ZIM	—	—	(728)	—	(728)
Profit / (Loss) before taxes	24	61	305	(2)	388
Income tax (expense)/benefit	(10)	(10)	—	(18)	(38)
Profit / (Loss) from continuing operations	14	51	305	(20)	350
Segment assets(2)	1,504	553	—	636	2,693
Investments in associated companies	—	652	427	—	1,079
Segment liabilities	1,226	242	—	8	1,476
_________________________________
(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

	Year Ended December 31, 2021
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Revenue	437	51	—	—	488
Depreciation and amortization	(44)	(13)	—	(1)	(58)
Financing income	3	—	—	—	3
Financing expenses	(119)	(25)	—	—	(144)
Losses related to Qoros	—	—	—	(251)	(251)
Share in (losses)/profit of associated companies	—	(11)	1,261	—	1,250
(Loss) / Profit before taxes	(57)	(61)	1,261	(263)	880
Income tax benefit/(expense)	10	14	—	(29)	(5)
(Loss) / Profit from continuing operations	(47)	(47)	1,261	(292)	875
Segment assets(2)	1,512	431	—	227	2,170
Investments in associated companies	—	545	1,354	—	1,899
Segment liabilities	1,354	218	—	216	1,788
________________________________________
(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

OPC

The following table sets forth summary financial information for OPC (including CPV) for the years ended December 31, 2022 and 2021:

	2022	2021
Revenue	574	488
Cost of Sales (excluding depreciation and amortization)	(417)	(337)
Net Profit/(Loss)	65	(94)
Adjusted EBITDA(1)	77	91
Proportionate share of EBITDA of associated companies(1)	168	106
Total Debt(2)	1,163	1,215

(1)
OPC defines “EBITDA” for each period as earnings (losses) before depreciation and amortization, financing expenses or income and taxes on income, and “Adjusted EBITDA” for each period as earnings (losses) after adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of OPC’s business and/or having a non-recurring nature.

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

(2)	Includes short-term and long-term debt.

The following table sets forth a reconciliation of OPC’s net profit/loss to its Adjusted EBITDA and proportionate share of net profit to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies:

	2022	2021
Net profit/(loss) for the period	65	(94)
Depreciation and amortization	63	57
Financing expenses, net	14	141
Income tax expense/(benefit)	20	(24)
EBITDA	162	80
Share in (profits)/losses of associated companies, net	(85)	11
Adjusted EBITDA	77	91

Share in profits/(losses) of associated companies, net	85	(11)
Share of depreciation and amortization	44	39
Share of financing expenses, net	39	78
Proportionate share of EBITDA of associated companies	168	106

Qoros

In April 2020, we have reduced our interest in Qoros to 12%. Since that date, we no longer account for Qoros pursuant to the equity method of accounting. In 2021, we wrote down the value of Qoros to zero. We have agreed to sell our remaining interest in Qoros to the Majority Shareholder but that shareholder has not complied with its purchase obligations and we have initiated legal proceedings with respect to this matter.

ZIM

ZIM’s results of operations for the years ended December 31, 2022 and 2021 are reflected in Kenon’s share in profits of associated companies, net of tax.

Material Factors Affecting Results of Operations

OPC

Set forth below is a discussion of the material factors affecting the results of operations of OPC for the periods under review. OPC acquired CPV in January 2021. The discussion below refers to OPC without giving effect to CPV business except where expressly indicated.

Revenue – EA Tariffs

In Israel, sales by IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff issued by the EA and denominated in NIS. Changes in the electricity generation tariff have material effect on OPC’s results of operations.

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

2022 EA Tariffs

In February 2022, the EA generation component tariff increased by approximately 13.6% from NIS 0.253 per kWh to NIS 0.287 per kWh. In May 2022, due to a reduction in excise tax on use of coal, an additional update to the electricity tariff became effective for the remaining 2022. The generation component after the reduction was NIS 0.276 per MWh being a reduction of 3.7% from the tariff determined in February 2022. On August 1, 2022, the electricity tariff was further updated to NIS 0.314 per kWh for the remainder of 2022, being an increase of 13.6% over the tariff that came into effect in May 2022 and of 9.4% of the tariff determined in February 2022. This tariff update was made against the background of the sharp increase in the coal prices index due to the worldwide energy crisis along with the increase in the dollar/shekel exchange rate and the CPI.

2023 EA Tariffs

On January 1, 2023, an annual update of the tariff for 2023 came into effect for the IEC’s electricity consumers with generation component decreasing to NIS 0.312 per kWh, an 0.6% decrease compared to the generation component that applied in the last few months of 2022. On February 1, 2023, a decision of the EA entered into effect to update the costs recognized to the Electricity Company and the Systems Operators and the tariffs to the electricity consumers. Pursuant to the decision, an additional update to the generation component for 2023 entered into effect whereby the generation component is NIS 0.3081 per kWh, a decrease of 1.2% compared to the tariff set on January 1, 2023 due to extension of the excise tax on fuel order, which calls for a decrease in the purchase tax and excise tax applicable to the coal. In March 2023, a hearing was published for the revision of the costs recognized to the IEC and the tariffs paid by electricity consumers, following a 30% decline in coal prices compared to the price on which the latest tariff revision was based, and increase in other costs. The tariff will be reduced by approximately 1% from the tariff set in February 2023.

2023 Gas price

In January 2023, the gas price was equal to the Minimum Price, and later in 2023, if no changes take place in the generation component, OPC-Rotem’s gas price is expected to be higher than the Minimum Price; as a result, OPC’s exposure to changes in the NIS to USD exchange rate may decrease compared to the exposure in the event that the gas price is equal to or lower than the Minimum Price.

At the end of August 2022, the EA revised decision in respect of the time of use (“TOU”) demand categories for purposes of adjusting the TAOZ structure for integration of solar energy and storage. An update of the TOU demand categories is expected to encourage steering consumption to the noon hours wherein there is higher generation of renewable energy as opposed to consumption in the peak evening demand hours – this being by means of, among other things, raising the tariff in the demand hours and applying the following main updates: (i) moving the peak hours from the noon hours to the evening hours; (ii) expanding the number of months wherein the peak hours apply in the summer season to 4 months in place of 2 months; (iii) increase of the gap between the peak hours and the low demand hours; and (iv) definition of a maximum of two TOU categories for every day of the year. Change of the TOU categories and the updated tariff structure entered into effect upon update of the tariff to the consumer in 2023. These changes increased the tariffs paid by household consumers and reduced the tariffs paid by TAOZ consumers.

In addition, in August 2022, the EA published a decision for hearing that is primarily aimed at making of adjustments to a number of arrangements relating to generation facilities that are impacted by changes in the tariff structure (including an arrangement for cogeneration facilities). In 2022, the EA decided, among other things, not to make the adjustments included as part of the hearing to the cogeneration facilities. OPC is taking actions to adjust the mix of its sales in Israel to the structure of the updated demand-hours categories.

For more discussion, see “Item 4.B Business Overview—Our Businesses—OPC—Industry Overview—Overview of Israeli Electricity Generation Industry.”

Market model for generation and storage facilities connected to or integrated into the distribution network

In September 2022, the EA published a decision that governs the activities of the generation and storage facilities in the distribution network and provides the possibility for them to sell electricity directly to the suppliers, commencing from January 2024. As part of the decision, the EA revised formula for acquisition of electricity through a virtual supplier. This decision opens the supply sector to further competition by removing the quotas previously set for this matter. OPC believes, that on a short run, the decision reduces the viability of the virtual supplier activities and in the long run the decision encourages increased competition in the supply area while integrating solar generation facilities and storage facilities.

Cost of Sales

OPC’s principal costs of sales are natural gas, transmission, distribution and system services costs, personnel, third-party services and maintenance costs.

Natural Gas

The prices at which OPC-Rotem and OPC-Hadera purchase their natural gas from their sole natural gas supplier, the Tamar Group, is predominantly indexed to changes in the EA’s generation component tariff, pursuant to the price formula set forth in OPC-Rotem’s and OPC-Hadera’s supply agreements with the Tamar Group. As a result, increases or decreases in this tariff have a related effect on OPC-Rotem’s and OPC-Hadera’s cost of sales and margins. Additionally, the natural gas price formula in OPC-Rotem’s and OPC-Hadera’s supply agreement is subject to a floor price mechanism. In addition, for OPC-Hadera, the effect on profit margins depends on the USD/NIS exchange rate fluctuations.

 OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price until January 2022 (OPC-Rotem) and February 2022 (OPC-Hadera), and were above the minimum price for the remainder of 2022. Therefore, such increase in the EA generation component (see discussion above) had a positive impact on OPC’s profits in 2022. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC’s profitability depends on the EA’s electricity rates.”

According to the annual update of the production component for 2023, the price of gas (of both OPC-Rotem and OPC-Hadera) is expected to be above the minimum price by the end of 2023 as the generation component is unlikely to change in 2023.

Transmission, Distribution and System Services Costs

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

Maintenance Costs

OPC-Rotem: Under the maintenance agreement with Mitsubishi for the OPC-Rotem power plant, maintenance work for the OPC-Rotem power plant is scheduled every 12,000 work hours (about 18 months). The next maintenance is scheduled to be performed in Spring 2024, during which the power plant and related energy generation activity will be shut down for an estimated period of 15 days. During the maintenance period scheduled for Spring 2024, the supply of electricity to the customers of the OPC-Rotem power plant will continue as usual, based on the covenants published by the EA and OPC-Rotem’s PPA with the IEC. This timetables could change as a result of various factors, among others, the scope of operation of the power plant or revision of the scheduled works with the maintenance contractor or the COVID-19 related delays. The power plant’s activities during maintenance will be suspended, which may adversely affect OPC’s operating results.

OPC-Hadera: Under the maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH, or GEGPP these two companies provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC-Hadera plant for a period commencing on the date of commercial operation until the earlier of: (i) the date on which all of the covered units (as defined in the service agreement) have reached the end-date of their performance and (ii) 25 years from the date of signing the service agreement. The service agreement contains a guarantee of reliability and other obligations concerning the performance of the OPC-Hadera plant and indemnification to OPC-Hadera in the event of failure to meet the performance obligations. OPC-Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

Energy margins

The increase in energy margin in the period year of the report compared to the corresponding period last year stems mainly from an increase in the generation component tariff that gave rise to an increase in the electricity prices and the natural gas prices. The natural gas prices were also impacted by an increase in the U.S. Dollar to NIS exchange rate (which led to an increase of about NIS 11 million in the cost of the natural gas).

Changes in Exchange Rates

Fluctuations in the exchange rates between currencies in which certain of OPC’s agreements are denominated (such as the U.S. Dollar) and the NIS, which is OPC’s functional and reporting currency, will generate either gains or losses on monetary assets and liabilities denominated in such currencies and can therefore affect OPC’s profitability. For example, the price of the natural gas paid by OPC-Hadera is denominated in dollars and, therefore, it has full exposure to changes in the currency exchange rate. In addition, the price set forth in the Energean Agreements is fully linked to the U.S. Dollar.

Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate, including as a result of the following factors (i) OPC’s investment in CPV which operates in the US, (ii) the expected investment in CPV’s existing project backlog and (iii) the IEC electricity tariff is partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars. In general, CPV believes that a decline in the exchange rate of the U.S. Dollar exchange rate may have a positive effect on OPC’s operating activities, and on the other hand an adverse effect on the investment in OPC’s activities. From time to time and based on the business considerations, OPC makes use of currency forwards. Nonetheless, the above does not provide full protection from such exposures, and OPC could incur costs due to said hedging transactions.

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

In 2022, the U.S. Dollar was stronger versus the NIS as compared to 2021.

Macroeconomic Environment

In 2022, macroeconomic trends, both globally and in Israel, led to a sharp increase in prices, due to, among other things, geopolitical events, including the war in Ukraine, which triggered a sharp increase in energy and electricity prices, continued disruption to the supply chain and the long-term effects of the COVID-19 pandemic. These and other factors led to a significant increase in inflation rates in the U.S. and Israel, and to an increase in interest rates.

These trends have had a significant effect on the macroeconomic environment in Israel and globally and on economic growth as a whole, as well as on the business environment in which OPC operates, which is affected, among other things, by prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, cost of construction of projects, finance costs, among others. During 2022, the Israeli Consumer Price Index increased by approximately 5.3%, and the Bank of Israel raised its interest rate a number of times in 2022, with the interest rate reaching a level of 3.25%. Subsequent to the date of the report, the CPI in Israel rose to 4.25%. In the United States, during the 2022, the US Consumer Price Index increased by approximately 6.5%, and the U.S. Federal Bank raised the dollar interest rate a number of times in 2022, with the interest rate reaching a level of 4.50%-4.75%.

Availability and cost of financing

Changes in the cost of financing and its availability and the amount of credit available in the bank and non-bank systems affect OPC’s operations as well as the energy sector and its profitability. An economic downturn in Israel and around the world, or a decline in the scope in the economic activity might impact the availability and costs of credit in the market, and accordingly have an adverse effect on OPC’s liquidity. Due to the structural reforms implemented in the Israeli capital market in recent years, the share of bank credit out of the total credit for the business sector has decreased and a non-bank credit market developed as an alternative for project financing and investments. The Israeli capital market is also a source for raising funds to finance and expand OPC’s business activity, by issuing debentures and raising capital, and accordingly –OPC is affected by changes and accessibility to the capital market, by macroeconomic and other factors that affect the liquidity of the capital market as a whole, and by the energy sector in particular.

Changes in the CPI and changes in the interest rate

A portion of the liabilities of OPC and of its subsidiaries is linked to the CPI, including OPC’s Debentures (Series B), and some of the loans of OPC-Hadera are linked to the CPI, such that changes in the CPI impact OPC’s finance expenses and its outstanding debt. Changes in the CPI may affect OPC through other parameters as well.

As of December 31, 2022, OPC has a transaction in derivatives, intended to hedge some of the risks related to changes in the Consumer Price Index in connection with the Hadera loans, that are partly linked to the Consumer Price Index, and that OPC chose to designate as accounting hedging.

In addition, Tzomet’s loans bear variable interest such that a change in the interest rate will impact Tzomet’s finance expenses and its outstanding debt after the commercial operation date. During the financial year and through Tzomet’s commercial operation date, the finance expenses have been capitalized to the asset and profit and loss data as per OPC’s financial statements have not been affected.

Loans in connection with the active projects and a project under construction in the U.S. bear interest based on LIBOR interest plus a margin, such that a change in this interest rate will impact their finance expenses and debt balances. The SOFR interest is expected to replace the LIBOR interest in 2023, and accordingly changes in this interest rate may affect the finance costs and debt balances. CPV Group enters into hedge transactions in respect of the interest rates; however, those transactions do not fully mitigate the exposure.

Global trends in commodity and raw material prices

Natural gas is the main fuel in OPC’s active power plants in Israel and in the United States. Therefore, OPC is affected by changes in the natural gas market (including prices, availability, competition, demand, regulation) in each of the markets in which it operates. Furthermore, in recent years the introduction of renewable energies has been on the rise, in view of, among other things, the setting of targets by regulators, and the setting of incentives and ESG trends that affect the demand for renewable energies. Moreover, in recent years, there has been an increasing awareness among investors – mainly around the world but also in Israel – as well as among other stakeholders such as customers, employees, credit providers, etc., regarding the climate and environmental impacts of various activities. As part of this trend, existing and potential investors, and other stakeholders, take into account ESG considerations relating to environmental, social and corporate governance aspects, as part of their investment and business policies, including in relation to the provision of credit. This trend may manifest itself in various ways, including subjecting investments and/or provision of credit to compliance with ESG standards, investors’ implementing a policy of refraining from advancing debt or making investments in OPC, especially in the capital market, due to its natural gas activity; increase in finance costs; difficulty in recruiting employees, and more. In addition, the imposition of various regulatory provisions in this area, particularly regarding the environment, may cause the company to incur significant costs. These trends might have an adverse effect on OPC’s business and financial position, including loss of customers, impairment of some of its assets, increase in the price of its debt, and difficulty to raise capital.

Regulation

Electricity and energy activities are regulated and supervised by the relevant regulators in each country. Different regulatory processes in the countries OPC operates have a significant impact on OPC’s operations and results. For example, in Israel OPC’s results are derived significantly from the generation component determined by the EA, and OPC’s activity in this field is affected by the provisions of the law relevant to this field, including the resolutions of the EA. The operations of the CPV Group in the electricity generation area in the U.S. (including using renewable energy and natural gas) are subject to the provisions of the US law, to compliance with the terms and conditions of the licenses granted to CPV’s projects and power plants, to obtaining approvals, and to local, state and federal regulatory arrangements (including in connection with the holding, acquisition and/or transfer of rights in the Company and/or in the CPV Group). In addition, regulatory processes affect the electricity grid and natural gas infrastructure (including connection to infrastructures). In recent years there has been a trend of developing incentives for renewable energies by regulators in OPC’s operating markets, which affect the projects under development and the competition in OPC’s business environment. These regulatory arrangements may also apply in the context of the encouragement of competition in this area. Changes in regulation, in the regulators’ policies or their approach to the interpretation of regulation may have different effects on the power plants owned by the Group or on the power plants that the Group intends to develop as well as on the viability in the construction of new power plants. Furthermore, the Group’s activities in Israel and the US are subject to and affected by legislation and regulation aimed at increasing environmental protection and mitigating damage from environmental hazards, including reducing emissions.

Impact of COVID-19

In March 2020, the World Health Organization declared COVID-19 to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus continued to spread, including different variants that developed, and it caused significant business and economic uncertainty. The restrictions on movement (travel) and carrying on of business and trade in OPC’s areas of activity were lifted. In light of the dynamic nature of the virus (development of additional variants) and the consequences of ongoing events that are related to the virus (such as an increase in the prices of raw materials and transport costs, outbreak of the virus and imposition of restrictions in countries that are central to the global economy, such as China), there are still broad-sweeping impacts of the COVID-19 crisis, on the markets and factors relating OPC’s activities. However, OPC believes most of the current impacts of the virus are long-term impacts.

In 2021 and the year of the report, due to high global demand for raw materials and transport and dispatch, the trend of a significant increase in the costs of the raw materials and inputs continued, along with a sharp rise in the rates of inflation in the 2022, and delays in the generation and supply chain are visible. Accordingly, global delays have been caused in the equipment supply dates along with an increase in the prices of raw materials and equipment used for construction and maintenance of OPC’s generation facilities and power plants. This trend impacted the construction and/or maintenance costs of OPC’s projects in its activity markets and the timetables for their completion. In addition, the impact of this trend is particularly visible in connection with development projects (including energy generation facilities) and with respect to availability and prices of solar panels for solar projects in the development stage or under construction of the CPV Group. There is no certainty with respect to the continuation of the trend and the scope of the impact thereof on the Group’s activities.

Activities in the U.S.

Electricity and natural gas prices

The natural gas price is significant in the determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas.

In the estimation of the CPV Group, in general, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns (the impact could be different among the projects taking into account their characteristics and the area (region) in which they are located). This impact could be offset, in whole or in part, by programs hedging electricity margins in the natural‑gas powered power plants of the CPV Group, which are intended to reduce volatility in the CPV Group’s electricity margins due to changes in the commodity prices in the energy market.

Natural gas prices

Natural gas prices are impacted by a large number of variables, including demand in the industrial, residential and electricity sectors, production and supply of natural gas, natural‑gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of the natural‑gas customers and producers. The price for import of liquid natural gas impacts the natural gas and electricity prices, in the winter months in New England and New York, where high prices of liquid natural gas had a positive impact on the profits of the Fairview and Valley power plants during the winter months.

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	Year Ended
Region	December 31
(Project)	2022	2021	Change

TETCO M3 (Shore, Valley)	6.80	3.40	100%
Transco Zone 5 North (Maryland)	8.55	3.91	119%
TETCO M2 (Fairview)	5.53	3.08	80%
Dominion South (Valley)	5.51	3.06	80%
Algonquin (Towantic)	9.15	4.51	103%

*	Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. The actual gas prices of the power plants of the CPV Group could be significantly different.

The natural gas prices in CPV’s activity markets increased significantly in 2022 and in the fourth quarter, compared to the corresponding periods last year. In the estimation of the CPV Group, the said increase stems from, among other things, an increase in demand for electricity in the U.S., a strengthening of the global demand for natural gas, inventory levels of natural gas that are lower than in the past, and a limited increase in production of natural gas.

Since the beginning of 2023, there has been a significant decline in the natural gas prices, mainly due to warm winter in the regions where CPV operates along with high seasonal natural gas levels.

Electricity prices

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active (the prices are denominated in dollars per MWh):

	Year Ended
Region	December 31
(Project)	2022	2021	Change

PJM West (Shore and Maryland)	73.09	38.92	88%
PJM AD Hub (Fairview)	69.42	38.35	81%
NYISO Zone G (Valley)	82.21	40.74	102%
ISO‑NE Mass Hub (Towantic)	85.56	45.92	86%

Based on Day‑Ahead prices as published by the relevant ISO. The actual gas prices of the power plants of the CPV Group could be significantly different.

The increase in the electricity prices in 2022 and in the fourth quarter compared to the corresponding periods last year, stems mainly from the increase in the natural gas prices as detailed above, and this situation became more severe due to the premium on the natural gas price in the northwest region in the market areas referred to.

Since the beginning of 2023, there has been a significant decline in the natural gas prices – present and future, as detailed above.

Capacity Payments

The PJM market

In the PJM market, capacity payments vary between sub-zones in the market, as a function of local supply and demand and transmission capabilities. Below are the capacity rates in the sub-zones relevant to the projects of the CPV Group and in the general market (prices are denominated in USD for megawatt per day).

Sub-zone	CPV power plants[2]	2024/2025	2023/2024[3]	2022/2023	2021/2022
PJM – RTO	--	28.92	34.13	50	140
PJM COMED	Three Rivers	28.92	34.13	-	-
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	49.49	95.79	140
PJM EMAAC	Shore	54.95	49.49	97.86	165.73

Source: PJM.

The NYISO market

Similar to the PJM market, in the NYISO market, capacity payments are made as part of a centralized capacity purchase mechanism. The NYISO market has a number of sub-markets, which may have different capacity requirements as a function of local supply and demand and transmission capacities. NYISO holds seasonal tenders every spring for the coming summer (May to October), and in the fall for the coming winter (November to April). In addition, monthly supplementary tenders are held for the unsold capacity in the seasonal tenders. The power plants are permitted to guarantee the capacity payments in the seasonal and monthly tenders or through bilateral sales. The Valley power plant is located in Zone G (Lower Hudson Valley).

2 The Three Rivers project, which is under construction, will be eligible for capacity payments as from its commercial operation date, subject to the completion of the construction.
3 As stipulated in the capacity tenders which took place in June 2022.

Below are the capacity prices set in the seasonal tenders held on the NYISO market. It should be noted that the actual capacity prices for Valley are affected by seasonal and monthly tenders and SPOT prices, with variable monthly capacity prices and bilateral agreements with energy suppliers on the market (prices are denominated in USD for Kilowatt per month).

Sub-zone	CPV power plants	Winter 2022/2023	Summer 2022	Winter 2021/2022
NYISO Rest of the Market	-	1.18	3.40	1.00
Lower Hudson Valley	Valley	1.31	4.65	1.01

Source: NYISO.

The ISO-NE market

Similar to the PJM market, in the ISO-NE market capacity payments are made in the framework of a central mechanism for acquisition of capacity. The ISO-NE market has a number of sub-markets, which may have different capacity requirements as a function of local supply and demand and transmission capacities. Forward capacity tenders are held three years ahead for a given capacity year. In addition, monthly supplementary tenders are held for the unsold capacity in the forward tenders. When Towantic entered the capacity market, the project ensured a fixed capacity payment for seven years given to new players. The capacity payment as stated above shall apply through May 2025. In respect of June 2025 to May 2026 and June 2026 to May 2027, Towantic took part in the annual capacity tenders, that were closed at USD 2.59 per kW/month in the area in which the project is located.

Sub-area	CPV power plants	2026/2027	2025/2026
ISO-NE Rest of the market	Towantic	2.59	2.59

The actual capacity payments for the Towantic power plant are impacted by forward tenders, supplemental annual tenders, monthly tenders with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

Hedging

In general, with the current generation mix, the higher the gas prices – the higher the marginal energy prices, having a positive effect on the energy margin of the CPV Group, in view of the efficiency of the power plants it owns (the effect may vary between different projects due to their characteristics and location). This effect may be partially or fully offset by hedging plans in respect of some of the electricity and capacity margins, with the aim of moderating the volatility in the commodities market in general and the energy and natural gas prices in particular, and with the aim of locking margins that it believes to be high both in historical terms and in view of the analysis of the current (SPOT) and future market. The purpose of these hedging plans is to fix the energy and capacity margin by entering into hedging agreements or future sale of electricity, RECs and gas (that is to say, the electricity margin), and the capacity, in accordance with the relevant characteristics of each power plant for which hedging is carried out; the agreements are normally for short periods, mostly up to 12 months for natural gas-fired projects and are for longer periods for renewable energy projects. During the reporting period, hedging agreements and future sale agreements are in place in Keenan, Maple Hill, Stagecoach, Shore, Maryland, Fairview and Towantic, and as from the third quarter of 2022 – also Valley. In addition to the current hedging plans as stated above, CPV Group has Revenue Put Option (RPO) agreements, that were signed by some of the CPV Group’s power plants in order to ensure minimum cash flow available for debt service; those agreements are not expected to be in effect or renewed beyond their original expiry dates. The CPV Group holds energy hedging agreements ensure the energy margins as well as the capacity margin for the nominal hedged capacity of the facility (approximate, in percentage).

The Inflation Reduction Act

In August 2022, the Inflation Reduction Act of 2022 was signed by the President of the U.S. and it became law which, among other things, grants significant tax credits for renewable energies and technologies for carbon capture, and one of the targets of the IRA is to lead to an increase of the generation of renewable energies and the regulatory stability in the area. The following are key arrangements set forth in the IRA that may be relevant for CPV Group’s activities.

Renewable energies

The IRA includes, a number of benefits for renewable energy projects. The IRA extends the ITC and the PTC in renewable energy projects the construction of which is started prior to January 1, 2025. The base level for the ITC is 6% and the base level for the PTC is 0.3 cents per kilowatt (adjusted for inflation). Projects that meet customary earnings and registration requirements should be entitled to ITC of up to 30% or PTC of up to 1.5 cents per kilowatt (adjusted for inflation). It is possible to earn additional bonus credits, which increase the PTC by 10% or 10% points for the ITC, to the extent the relevant project meets the local steel, iron and product manufacturing requirements. It is possible to earn additional bonus credits, which increase the PTC by 10% or 10% points for the ITC, to the extent the relevant project is located in special designated energy communities, such as: (i) Brownfield sites; (ii) locations with unemployment in excess of the natural average and contributions to direct employment in the oil, gas or coal industry or local tax income above the levels determined; and (iii) a population region that is proximate to regions wherein a coal mine or coal powered power plant were closed after December 31, 2009. The said tax credits may be transferred to unrelated entities.

CPV Group is examining the impact of the IRA on Maple Hill. The CPV Group believes the project meets the conditions for ITC at the rate of an additional 10% (and in total 40%). In addition, the CPV Group is analyzing the impacts of the IRA on Stagecoach and Rogue’s Wind and the economic feasibility that will derive from its choice of the ITC or the PTC benefit for the project, as well as the project’s entitlement to additional bonus tax benefits.

Projects for generation of electricity that start their activities after December 31, 2024, that emit zero or less greenhouse gases, are entitled to ITC or PTC neutral technology under the IRA, in accordance with the same credit levels described above for the existing ITC or PTC. These tax credits to gradual decline commencing from the later of 2032 or when emissions of greenhouse gases in the U.S. from generation of electricity will be equal to or less than 25% of the emission levels from generation of electricity for 2022. Project entitled to these tax credits will also be entitled to five-year accelerated depreciation for the project’s assets.

Natural gas with reduced emissions

In addition, IRA includes a tax credit for electricity generation facilities having carbon capture capability at the rate of about 75% of the emission. The rate of the credit will be $60 per ton of carbon for carbon removed by injection into active oil wells (Enhanced Oil Recovery) and $85 per ton of carbon for carbon interred in a permanent manner. This benefit is granted as a direct payment during the first five years and as a tax credit during an additional seven years.

In the estimation of the CPV Group, the IRA is expected to have a favorable impact on the renewable energy initiation, development and construction projects, including Maple Hill and Stagecoach and, among other things, an increase in the value of the tax credits that is expected to be received compared to the situation prior to passage of the law. It is noted that even though some of the regulatory arrangements have not yet been finalized, there is a possible positive impact on the entitlement of some of the Group’s renewable energy projects to a higher tax credit due to their location (for example, on areas that were former coal mines), including the Maple Hill project. The CPV Group estimates that it will choose tax benefits of the ITC type for the Maple Hill project and for an additional project that is presently in the advanced development stages and it is examining the economic feasibility of ITC or PTC benefits for Stagecoach and Rogue’s projects, taking into the arrangements provided. Also, the possibility of selling the tax credits is expected to increase the Group’s ability to realize part of the value of the tax credits of its renewable projects and to improve the investment conditions.

Carbon capture projects

The IRA broadens the available PTC to capture and/or use of carbon dioxide. For electricity generation facilities that install carbon capture technology with the capability of capturing 75% or more of the generation base of the carbon dioxide, the said generation tax credit for the first 12 years after commencement of activities if the relevant electricity generation facility captures at least 18,750 metric tons of carbon dioxide per year. The amount of the base credit is $17 per metric ton of carbon dioxide captured and separated and $12 per metric ton of carbon dioxide invested in intensified restoration of fuel oil (EOR) or is used in another generation process. Similar to the ITC and PTC for renewable energies, PTC for carbon capture can be increased if the project meets the usual earnings and registration processes. The ceiling for the credit for separated carbon dioxide is $85 per metric ton and the ceiling for the EOR credit and other beneficial re uses (recycling) is $60 per metric ton. In addition, the tax credit permits direct payment up to the first five years on carbon capture equipment that is placed into service after December 31, 2022.

With reference to the projects of the CPV Group that are in the development stage, and that integrate technologies for carbon capture, the IRA is expected to have a positive impact in all that relating to the technological benefits for carbon capture provided in the IRA. The full impacts of the IRA have not yet been finally clarified, and they are expected to be clarified upon formulation of the detailed arrangements (regulations).

ZIM

Kenon had a 21% equity interest in ZIM as of December 31, 2022 (following completion of ZIM’s IPO in February 2021 and share sales of approximately 1.2 million ZIM shares between September and November 2021). ZIM’s results of operations for the years ended December 31, 2022 and 2021 are reflected in Kenon’s share in losses/(profit) of associated companies, net of tax, pursuant to the equity method of accounting.

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including the implications of the ongoing military conflict between Russia and Ukraine, the rise of inflation in certain countries, or the continuing trade restrictions between the US and China). Market conditions impact during 2022 was positive, resulting in the ZIM’s improved results and strengthened capital structure, mainly driven by increased freight rates, although decreasing following the peak levels in the first quarter, partially offset by the impact of increased charter hire and bunker costs.

Volume of cargo carried. The volume of cargo that ZIM carries affects its income and profitability from voyages and related services and varies significantly between voyages that depart from, or return to, a port of origin. The vast majority of the containers ZIM carries are either 20 or 40 foot containers. ZIM measures its performance in terms of the volume of cargo it carries in a certain period in 20 foot equivalent units carried, or TEUs carried. ZIM’s management uses TEUs carried as one of the key parameters to evaluate ZIM’s performance, used in real-time and take actions, to the extent possible, to improve performance.

Additionally, ZIM’s management monitors TEUs carried from a longer-term perspective, to deploy the right capacity to meet expected market demand. Although the volume of cargo that ZIM carries is principally a function of demand for container shipping services in each of its trade routes, it is also affected by factors such as:

•	local shipping agencies’ effectiveness in capturing such demand;

•	level of customer service, which affects ZIM’s ability to retain and attract customers;

•	ability to effectively deploy capacity to meet such demand;

•	operating efficiency; and

•	ability to establish and operate existing and new services in markets where there is growing demand.

The volume of cargo that ZIM carries is also impacted by its participation in strategic alliances (in which we currently do not participate) and other cooperation agreements. In periods of increased demand and increased volume of cargo, ZIM adjusts capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase its costs. ZIM may deploy its capacity through additional vessels and containers in existing services, through new services that ZIM operates independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, ZIM may adjust capacity to demand by electing to reduce its fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). ZIM may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of its fleet is chartered-in, ZIM retains a relatively high level of flexibility even though it is less so when it concerns vessels that are long-term chartered.

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

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but since then decreased to 1,108 as of December 30, 2022. Freight rates have significantly declined in 2022 as a result of reduced demand as well as the easing of both COVID-19 restrictions and congestion in ports. Furthermore, rates within the charter market, through which ZIM sources most of its capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in increased charter rates and longer charter periods dictated by owners. Since September 2022, charter hire rates have been normalizing, with vessel availability for hire still very low. In addition, according to Alphaliner, global container ship capacity is expected to increase by 8.2% in 2023, with a vessel order book of 7.5 million TEU, the highest since 2010, while demand for shipping services is projected to increase only by 1.4%. Therefore, the increase in ship capacity is expected to be more than the increase in demand for container shipping.

There are cargo segments which require more expertise; for example, ZIM charges a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. ZIM believes that its commercial excellence and customer centric approach across its network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. ZIM has stated that it intends to focus on growing the specialized cargo transportation portion of its business: the portion of dangerous and hazardous cargo out of its total TEU carried grew by approximately 3% during 2022 compared to 2021, and the portion of reefer cargo out of its total TEU carried grew by approximately 8% during 2022 compared to 2021. ZIM also charges a premium over the base freight rate for global land transportation services ZIM provides. Further, from time to time ZIM imposes surcharges over the base freight rate, in part to minimize its exposure to certain market-related risks, such as fuel price adjustments, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of its costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

Cargo handling expenses. Cargo handling expenses represent the most significant portion of ZIM’s operating expenses. Cargo handling expenses primarily include variable expenses relating to a single container, such as stevedoring and other terminal expenses, feeder services, storage costs, balancing expenses arising from repositioning containers with unutilized capacity on the non-dominant leg, and expenses arising from inland transport of cargo. ZIM manages the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating its land transportation activities and services. If ZIM is unable to successfully match requirements for container capacity with available capacity in nearby locations, it may incur balancing costs to reposition its containers in other areas where there is demand for capacity. Cargo handling accounted for 41.6%, 48.1% and 50.5% of ZIM’s operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020.

Bunker expenses. Fuel expenses, in particular bunker fuel expenses, represent a significant portion of ZIM’s operating expenses. As a result, changes in the price of bunker or in ZIM’s bunker consumption patterns can have a significant effect on ZIM’s results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond ZIM’s control. Bunker prices have been relatively low during 2020, have increased during 2021, and have increased further during 2022, partially due to the outbreak of the Russian-Ukraine conflict and inflation. ZIM has entered into a sale and purchase agreement with Shell to supply LNG for its 15,000 TEU LNG dual fuel vessels expected to be delivered during 2023-2024, and ZIM relies on other LNG suppliers for the purchase and supply of LNG for the remaining of its LNG dual fuel fleet to be delivered. ZIM’s bunker fuel consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. ZIM’s fuel expenses, which consist primarily of bunker expenses, accounted for 30.1%, 18.9% and 12.8% of its operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020, respectively.

Vessel charter portfolio. Most of ZIM’s capacity is chartered in. As of December 31, 2022, ZIM chartered-in 141 vessels (including 136 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements), which accounted for 94.2% of ZIM’s TEU capacity and 94.0% of the vessels in ZIM’s fleet. Of such vessels, all are under a “time charter,” which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, and 137 of which are with the owner handling the crewing and technical operation of the vessel, including 6 vessels chartered-in from related parties. Four of ZIM’s vessels are chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with ZIM handling the operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). Further to the implementation of IFRS 16 (‘Leases’) on January 1, 2019, vessel charters with an expected term exceeding one year, are accounted through depreciation and interest expenses. Accordingly, the composition of our charter fleet in respect of expected term, affects the classification of our costs related to vessel charters. ZIM also purchases “slot charters,” which involve the purchase of slots on board of another company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by similar factors that influence freight rates. ZIM’s results of operations may be affected by the composition of its general chartered-in vessels portfolio. Slots purchase and charter hire of vessels (other than those recognized as right-of-use-assets) accounted for 8.4%, 13.6% and 17.6%, of its operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020, respectively.

Adjusted EBIT and Adjusted EBITDA

Adjusted EBIT is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

We present Adjusted EBIT and Adjusted EBITDA in this annual report because each is a key measure used by our management and board of directors to evaluate our operating performance. Accordingly, we believe that Adjusted EBIT and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results and comparing our operating results between periods on a consistent basis, in the same manner as our management and board of directors.

Adoption of New Accounting Standards in 2022

For information on the impact of the adoption of new accounting standards, see Note 3 to our financial statements included in this annual report.

Impairment Tests of ZIM

For the purposes of Kenon’s impairment assessment of its investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”).

Kenon did not identify any objective evidence that its net investment in ZIM was impaired as at December 31, 2021 and therefore, in accordance with IAS 28, no assessment of the recoverable amount of ZIM was performed.

Kenon identified indicators of impairment in accordance with IAS 28 as a result of a significant decrease in ZIM’s market capitalization towards the end of 2022. Therefore, the carrying value of Kenon’s investment in ZIM was tested for impairment in accordance with IAS 36.

Kenon assessed the fair value of ZIM to be its market value as at December 31, 2022 and also assessed that, based solely on publicly available information within the current volatile shipping industry, no reasonable VIU calculation could be performed. As a result, Kenon concluded that the recoverable amount of its investment in ZIM is the market value. ZIM is accounted for as an individual share making up the investment and that no premium is added to the fair value of ZIM. Kenon measures the recoverable amount based on FVLCOD, measured at Level 1 fair value measurement under IFRS 13.

Given that market value is below carrying value, Kenon recognized an impairment of $929 million.

Sale of ZIM shares

In March 2022, Kenon sold approximately 6 million ZIM shares at an average price of $77 per share for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements.

Recent Developments

Kenon

Dividend

In March 2023, Kenon’s board of directors approved a cash dividend of approximately $150 million ($2.79 per share), payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023, for payment on or about April 19, 2023.

Share repurchase plan

In March 2023, Kenon’s board of directors authorized a share repurchase plan of up to $50 million. Repurchases may be made from time to time through open market purchases on the TASE or the NYSE or by way of off-market purchases in accordance with an equal access scheme, or by other means that comply with applicable laws. Repurchases may be made using trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934 and the similar safe harbor under Israeli law and Israel Securities Authority guidelines, in accordance with applicable securities laws and other restrictions.

To implement the share repurchase plan, Kenon has entered into an initial repurchase mandate for repurchases of up to $12 million of shares through open market purchases on the TASE only, to be implemented by a broker who will have discretion as to repurchases pursuant to irrevocable instructions which include parameters as to price and volume set by Kenon, within the safe harbor from insider trading liability pursuant to the “Israel Securities Authority Opinion 199-8.” Such initial mandate will expire on May 25, 2023, shortly before the expected date of Kenon’s forthcoming AGM (the “2023 AGM”).  Kenon will seek approval at the 2023 AGM to renew its authority to enter into further mandates and, subject to such shareholder approval, expects to enter into such further mandates to make purchases to implement the share repurchase plan for up to $50 million. Share repurchases under the share repurchase plan will be funded through available cash. The considerations for implementing the share repurchase plan include enhancing shareholder value while taking into account Kenon’s available funds.

Pursuant to the terms of the share purchase authorization which was renewed at the AGM held on May 19, 2022 (the “2022 AGM”), the board of directors is authorized to repurchase up to 5% of issued and outstanding shares as at the date of that AGM (excluding any shares which were held as treasury shares, or which were held by a subsidiary of the Company under Sections 21(4B) or 21(6C) of the Companies Act 1967 of Singapore (the “Companies Act”), as at that date). Kenon intends to seek shareholder approval at the 2023 AGM to increase this limit (from the current 5%) to up to 10% of its issued and outstanding shares as of that date (excluding any shares which are held as treasury shares, or which are held by a subsidiary of the Company under Sections 21(4B) or 21(6C) of the Companies Act, as at that date).

The implementation of the share repurchase plan is subject to the authority of the share purchase authorization which was renewed by shareholders at the 2022 AGM (and which will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2023 AGM or the date by which the 2023 AGM is required by law to be held) or, as the case may be, any subsisting share purchase authorization in force at the time of the share repurchases (including the share repurchase authorization which will be proposed for shareholder approval at the 2023 AGM). The share repurchase plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the share repurchase plan. Any ordinary shares acquired or purchased will be deemed cancelled immediately upon purchase or acquisition, unless held as treasury shares.

AGM resolution regarding share dividend

Kenon intends to seek shareholder approval at the 2023 AGM to alter its constitution to facilitate payment of its cash dividends in the form of new shares, or a combination of cash and new shares, at the election of shareholders, in accordance with such scheme as may be adopted by Kenon from time to time.

OPC

Acquisition of four operating wind-powered electricity power plants in Maine, U.S.

On January 4, 2023, OPC’s subsidiary, CPV Group LP, through a 100% owned subsidiary, entered into an agreement to acquire four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of approximately 81.5 MW.

The plants operate in the ISO-NE market in the United States, and started commercial operations between 2008 and 2017. These plants are expected to sell their entire electricity output and green energy certificates (RECs), under existing PPAs over the next 13 to 19 years.

The purchase price for the acquisition is $172 million, subject to adjustments and the terms and conditions set forth in the agreement. CPV intends to finance approximately 50% of the purchase price using external financing, including senior debt including collaterals of and equity rights in the projects. The acquisition is subject to conditions, including the receipt of regulatory approvals.

ZIM

On March 13, 2023, ZIM’s board of directors declared a cash dividend of approximately $769 million, or $6.40 per ordinary share, resulting in a cumulative annual dividend amount of approximately 44% of 2022 net income, to be paid on April 3, 2023, to holders of the ordinary shares as of March 24, 2023. Since the foregoing declared dividend amount per ordinary share constitutes more than 25% of the ZIM’s ordinary share price on the declaration date (March 13, 2023), per the instructions of the NYSE, the ex-dividend date with respect to this dividend distribution will be April 4, 2023. Kenon expects to receive $159 million ($151 million net of tax).

A.	Operating Results

Our consolidated financial statements for the years ended December 31, 2022 and 2021 are comprised of OPC, and the results of our associated company.

For a comparison of Kenon’s operating results for the fiscal year ended December 31, 2021 with the fiscal year ended December 31, 2020, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2022 and 2021.

	Year Ended December 31, 2022
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	517	57	—	—	574
Depreciation and amortization	(47)	(16)	—	—	(63)
Financing income	10	25	—	10	45
Financing expenses	(42)	(7)	—	(1)	(50)
Share in profit of associated companies	—	85	1,033	—	1,118
Profit / (Loss) before taxes	24	61	305	(2)	388
Income tax (expense)/benefit	(10)	(10)	—	(18)	(38)
Profit / (Loss) from continuing operations	14	51	305	(20)	350
Segment assets(2)	1,504	553	—	636	2,693
Investments in associated companies	—	652	427	—	1,079
Segment liabilities	1,226	242	—	8	1,476
_________________________________________
(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

	Year Ended December 31, 2021
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	437	51	—	—	488
Depreciation and amortization	(44)	(13)	—	(1)	(58)
Financing income	3	—	—	—	3
Financing expenses	(119)	(25)	—	—	(144)
Losses related to Qoros	—	—	—	(251)	(251)
Share in (losses)/profit of associated companies	—	(11)	1,261	—	1,250
(Loss) / Profit before taxes	(57)	(61)	1,261	(263)	880
Income tax benefit/(expense)	10	14	—	(29)	(5)
(Loss) / Profit from continuing operations	(47)	(47)	1,261	(292)	875
Segment assets(2)	1,512	431	—	227	2,170
Investments in associated companies	—	545	1,354	—	1,899
Segment liabilities	1,354	218	—	216	1,788
_________________________________________
(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

Currency fluctuations in the USD/NIS exchange rate on the translation of OPC’s results from NIS into USD did not have a significant impact on the results of 2022 versus 2021 discussed below.

Revenues

Our revenues increased by $86 million to $574 million for the year ended December 31, 2022 from $488 million for the year ended December 31, 2021.

The table below sets forth OPC’s revenue for 2022 and 2021, broken down by country.

	For the year ended December 31,
	2022	2021
	$ millions
Israel	517	437
U.S.	57	488
Total	574	488

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff effective February 1, 2022, as published by the EA, was NIS 0.2869 per kWh, which was approximately 13.6% higher than the weighted-average generation component tariff in 2021 of NIS 0.2526 per kWh.

In April 2022, due to a reduction in excise tax on use of coal and to combat the high cost of living, the EA published a new weighted average generation component tariff effective May 1, 2022 of NIS 0.2764 per kWh, which is approximately 3.7% lower than the rate effected on February 1, 2022. Subsequent to that, in August 2022, as a result of rising energy cost exacerbated by the conflict in Ukraine, the EA published a new weighted average generation component tariff effective August 1, 2022 of NIS 0.314 per kWh, which is approximately increase of 13.6% as compared to the rate effected on May 1, 2022.

•
Revenue from sale of energy to private customers in Israel – Excluding the impact of exchange rate fluctuations, such revenues increased by $73 million primarily as a result of (i) an $49 million increase in the generation component tariff and (ii) $24 million as a result of an increase in customer consumption.

•
Other revenue in Israel – Revenue from the commencement of operations of Gnrgy amounted to $12 million in 2022 and reflects the commencement of operations of Gnrgy, which is engaged in the business of charging services for electric vehicles.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (representing OPC’s cost of sales) increased by $80 million to $417 million for the year ended December 31, 2022, as compared to $337 million for the year ended December 31, 2021.

The following table sets forth OPC’s cost of sales for 2022 and 2021.

	For the year ended December 31,
	2022	2021
	$ millions
Israel	385	312
U.S.	32	25
Total	417	337

•
Natural gas and diesel oil consumption in Israel – Excluding the impact of exchange rate fluctuations, such costs increased by $11 million primarily as a result of (i) an $18 million increase due to the increase in gas prices as a result of an increase in the generation component tariff and movements in the USD/NIS exchange rate and (ii) compensation paid in 2021 (reducing costs in that year) to OPC-Rotem and OPC-Hadera of $5 million due to the delay in the commercial operation of the Karish reservoir. These increases were partially offset by a decrease of $11 million due to lower consumption of natural gas as a result of maintenance at the OPC-Rotem power plant.

•
Expenses for acquisition of energy in Israel— Excluding the impact of exchange rate fluctuations, such cost of sales increased by $57 million in 2022, as compared to 2021 primarily as a result of (i) a $37 million increase reflecting the commencement of virtual supply in 2021 and (ii) a $20 million increase due to maintenance at the OPC-Rotem power plant.

•	Other expenses — Cost from the commencement of operations of Gnrgy amounted to $9 million in 2022.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) increased by $5 million to $63 million for the year ended December 31, 2022 from $53 million for the year ended December 31, 2021.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) increased to $100 million for the year ended December 31, 2022, as compared to $76 million for the year ended December 31, 2021. This increase was primarily driven by an increase in OPC’s selling, general and administrative expenses.

OPC’s selling, general and administrative expenses increased by $22 million, or 34%, to $86 million for the year ended December 31, 2022 from $64 million for the year ended December 31, 2021 primarily reflecting an increase in expenses for wages in respect of projects in Israel, in the amount of about $5 million (including an increase of about $2 million in respect of non-cash equity remuneration expenses), in light of, among other things, expansion of OPC’s activities.

Financing Expenses, Net

Our financing expenses, net, decreased by $136 million to $5 million for the year ended December 31, 2022, as compared to $141 million for the year ended December 31, 2021. This decrease was primarily driven by a decrease in OPC’s financing expenses, net.

OPC’s financing expenses, net decreased by approximately $127 million to $14 million in 2022 from $141 million in 2021.

Finance expenses, net decreased by $127 million in 2022, as compared to 2021 primarily due to (i) a non-recurring interest expense in 2021 of $75 million as a result of early repayment of OPC-Rotem’s project financing debt in October 2021, (ii) a $16 million decrease in interest expense in respect of OPC-Rotem’s senior debt, (ii) non-recurring interest expense in 2021 of $12 million due to the purchase of the remaining minority stake in a CPV subsidiary and (iv) an increase of about $30 million from financing income from bank deposits.

Share in Losses/(Profit) of Associated Companies, Net of Tax

Our share in profit of associated companies, net of tax decreased to approximately $1,118 million for the year ended December 31, 2022, compared to share of profit of associated companies, net of tax of approximately $1,250 million for the year ended December 31, 2021. Set forth below is a discussion of losses/(profit) for our associated companies, net of tax.

ZIM

The following table sets forth summary information regarding the results (100%) of operations of ZIM, our equity-method business for the periods presented:

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(in millions of USD)
Revenue	12,562	10,729
Operating expenses and cost of services	4,765	3,906
Operating profit	6,136	5,816
Profit before taxes on income	6,027	5,659
Income tax expense	(1,398)	(1,010)
Profit for the period	4,629	4,649
Adjusted EBITDA(1)	7,541	6,597
Share of Kenon in total comprehensive income	1,024	1,261
Book value of ZIM investment in Kenon’s books	427	1,354
_______________________________________
(1)
Adjusted EBITDA is a non-IFRS financial measure that ZIM defines as net profit adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to contingencies. Adjusted EBITDA is a key measure used by ZIM’s management and board of directors to evaluate ZIM’s operating performance. Accordingly, ZIM believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating ZIM’s operating results and comparing its operating results between periods on a consistent basis, in the same manner as ZIM’s management and board of directors. The table below sets forth a reconciliation of ZIM’s net profit, to Adjusted EBITDA for each of the periods indicated.

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(in millions of USD)
Net profit	4,629	4,649
Financing expenses, net	109	157
Income tax expense	1,398	1,010
Depreciation and amortization	1,396	780
EBITDA	7,532	6,596
Non-cash charter hire expenses(1)	—	(1)
Capital gains, beyond the ordinary course of business	(1)	—
Expenses related to contingencies	10	2
Adjusted EBITDA	7,541	6,597
__________________________________________
(1)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

Pursuant to the equity method of accounting, our share in ZIM’s results of operations was a profit of approximately $1,033 million and $1,261 million for the years ended December 31, 2022 and 2021. Set forth below is a summary of ZIM’s consolidated results for the year ended December 31, 2022 and 2021:

The number of TEUs carried for the year ended December 31, 2022 decreased by 101 thousand TEUs, or 2.9%, from 3,481 thousand TEUs for the year ended December 31, 2021 to 3,380 thousand TEUs for the year ended December 31, 2022, primarily driven by increased number of blank voyages across all trades, mainly due to port congestion. On the other hand, the above was partially offset by changes in the operation mode of the lines (an increase in Intra-Asia and Cross Suez trades, partially offset by a decrease in the Pacific and Atlantic trades) and an increase in vessel utilization (an increase in Intra-Asia and Latin America trades, partially offset by a decrease in the other trades). . The average freight rate per TEU carried for the year ended December 31, 2022, increased by $454, or 16.3%, from $2,786 for the year ended December 31, 2021 to $3,240 for the year ended December 31, 2022.

ZIM’s revenues increased by $1.9 billion, or 17.8%, from $10.7 billion for the year ended December 31, 2021 to $12.6 billion for the year ended December 31, 2022, primarily driven by an increase in revenues from containerized cargo, reflecting increases in both freight rates.

ZIM’s operating expenses and cost of services for the year ended December 31, 2022 increased by $0.9 billion, or 22.0%, from $3.9 billion for the year ended December 31, 2021 to $4.8 billion for the year ended December 31, 2022, primarily driven by (i) an increase of $695.0 million (94.0%) in bunker expenses, (ii) an increase of $103.6 million (40.5%) in port expenses (iii) an increase of $101.6 million (5.4%) in cargo handling expenses, and (iv) an increase of $45.2 million (26.4%) in cost of related services and sundry, partially offset by (v) a decrease of $131.7 million (24.8%) in slot purchases and hire of vessels and containers.

ZIM publishes its results on the SEC’s website at http://www.sec.gov. This website, and any information referenced therein, is not incorporated by reference herein.

CPV

As a result of the completion of the acquisition of CPV in January 2021, Kenon’s share of results in CPV’s associated companies was a profit of approximately $85 million for the year ended December 31, 2022 compared to loss of approximately $11 million for the year ended December 31, 2021. The table below sets forth OPC’s share of profit of associated companies, net, which consists of the six operating plants in which CPV has interests, which are accounted for as associated companies.

	Year Ended December 31,
	2022	2021
	(in millions of USD)
Share in profits/(losses) of associated companies, net	85	(11)

The result for the year includes losses on changes in fair value of derivative financial instruments totaling $2 million. As at December 31, 2022, OPC’s proportionate share of net debt (including interest payable) of CPV associated companies was approximately $865 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the TASE on March 19, 2023 and the convenience English translations furnished by Kenon on Form 6-K on March 19, 2023. Such report published on the TASE is not incorporated by reference herein.

Income Tax Expenses

Our income tax expense for the year ended December 31, 2022 was $38 million, compared to $5 million for the year ended December 31, 2021.

Profit For the Year

As a result of the above, our profit for the year from continuing operations amounted to $350 million for the year ended December 31, 2022, compared to $875 million for the year ended December 31, 2021.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

As of December 31, 2022, Kenon had approximately $638 million in cash on a stand-alone basis and no material debt. Kenon’s stand-alone cash position includes cash and cash equivalents and other treasury management instruments. Kenon seeks to generate attractive returns on its cash and cash equivalents, and seeks to use treasury products with credit ratings that are at least rated investment grade.

Kenon’s sources of liquidity include dividends from and sales of interests in its subsidiaries and associated companies. Accordingly, the dividend policies of and dividends paid by ZIM and OPC impact Kenon’s liquidity.

ZIM Dividends

ZIM has announced a dividend policy, which was recently amended in August 2022, to distribute a dividend to shareholders on a quarterly basis at a rate of approximately 30% of the net income derived during such fiscal quarter with respect to the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by ZIM (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, and provided that such distribution would not be detrimental to ZIM’s cash needs or to any plans approved by ZIM’s board of directors. ZIM has stated that any dividends would take into account various factors including, inter alia, ZIM’s profits, investment plan, financial position, the progress relating to ZIM’s strategy plan, the conditions prevailing in the market and additional factors it deems appropriate. While ZIM has indicated that it initially intends to distribute 30-50% of its annual net income, the actual payout ratio could be anywhere from 0% to 50% of its net income, and may fluctuate depending on its cash flow needs and such other factors.

During 2022, ZIM paid cash dividends of approximately $3.30 billion for the first three quarters of the year, and in March 2023, ZIM declared a Q4 divided in respect of 2022 of $769 million, payable on April 3, 2023, pursuant to which Kenon expects to receive $151 million (net of taxes). During 2021, ZIM paid a special cash dividend of approximately $237 million, and a cash dividend of approximately $299 million.

In 2022, Kenon received approximately $766 million in cash dividends from ZIM (excluding the Q4 dividend which was declared in March 2023), compared to dividends of $141 million in 2021. In addition, Kenon expects to receive $151 million in respect of the Q4 dividend declared in March 2023, which is payable on April 3, 2023.

OPC Dividends

In 2021 and 2022, OPC did not distribute dividends to its shareholders. As of December 31, 2022, OPC had no balance of distributable earnings. According to OPC’s dividend policy, adopted in July 2017, a dividend will be distributed that is equal to at least 50% of OPC’s after-tax net income in the calendar year preceding the dividend distribution date. In addition, the financing arrangements the OPC’s group companies (including CPV) also include restrictions on the distribution by the OPC’s investees.

Dividends Paid by Kenon

In November 2021, Kenon’s board of directors approved a cash dividend of $3.50 per share (an aggregate amount of approximately $189 million) to Kenon’s shareholders of record as of the close of trading on January 19, 2022, paid on January 27, 2022.

In 2022, we received the requisite shareholder approval and the approval of the High Court of the Republic of Singapore to return share capital amounting to approximately $552 million to shareholders ($10.25 per share). The distribution was paid on July 5, 2022. Following this capital reduction, Kenon’s share capital is approximately $50 million.

In March 2023, Kenon’s board of directors approved an interim cash dividend of approximately $150 million ($2.79 per share) relating to the year ending December 31, 2023, payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023, to be paid on or about April 19, 2023.

Share Repurchase Plan

In March 2023, Kenon’s board of directors authorized a share repurchase plan of up to $50 million. For more details on the share repurchase plan, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Kenon—Share repurchase plan.”

Kenon’s Liquidity Requirements

Kenon’s liquidity requirements include investments in its businesses, including OPC, and other investments it may make, as well as holding company costs, as well as dividend payments.

We believe that Kenon’s working capital (on a stand-alone basis) is sufficient for its present requirements.

Our principal needs for liquidity are expenses related to our day-to-day operations, as well as for investments in our businesses, which in 2022 and 2021 mainly consisted of investments in OPC. OPC’s strategy contemplates continuing development of projects, particularly at CPV, and potentially further acquisitions which will require significant financing, via equity or debt facilities, to further its development. We may, in furtherance of the development of our businesses, make further investments, via debt or equity financings, in our businesses and we may make investments in new businesses. See “Item 4.B—Information on the Company—Business Overview”.

The cash resources on Kenon’s balance sheet may not be sufficient to fund additional investments that we deem appropriate in our businesses. As a result, Kenon may seek additional liquidity from its businesses (via dividends, loans or advances, or the repayment of loans or advances to us, which may be funded by sales of assets or minority interests in our businesses), or obtain external financing, which may result in dilution of shareholders (in the event of equity financing) or additional debt obligations for the company (in the event of debt financing).

Consolidated Cash Flow Statement

Set forth below is a discussion of our cash and cash equivalents and our cash flows as of and for the years ended December 31, 2022 and 2021.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Cash and cash equivalents increased to approximately $535 million for the year ended December 31, 2022, as compared to approximately $475 million for the year ended December 31, 2021, primarily as a result of improved results in ZIM. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
	(in millions of USD)
Continuing operations
Net cash flows provided by operating activities
OPC	63	119
Other	708	121
Total	771	240
Net cash flows used in investing activities	(203)	(205)
Net cash flows provided by financing activities	(494)	147
Net change in cash from continuing operations	74	182
Cash—opening balance	475	286
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(14)	7
Cash—closing balance	535	475

Cash Flows Provided by Operating Activities

Net cash flows from operating activities increased to $771 million for the year ended December 31, 2022 compared to $240 million for the year ended December 31, 2021. The increase is primarily driven by dividends received from associated companies, offset with a decrease in OPC’s cash provided by operating activities as discussed below.

Cash flows provided by OPC’s operating activities decreased to $63 million for the year ended December 31, 2022 from $119 million for the year ended December 31, 2021, primarily as a result of decrease in OPC’s working capital of $31 million, decrease in the current operating activities of $11 million and a decrease in dividend income from associated companies of $9 million.

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities decreased to approximately $203 million for the year ended December 31, 2022, compared to cash flows used in investing activities of approximately $205 million for the year ended December 31, 2021. This decrease in cash flow used was primarily driven by Kenon’s purchase of other investments of $651 million. This is offset primarily by the proceeds from sales of interest in ZIM of $464 million and an increase in OPC’s investing activities as discussed below.

Cash flows used in OPC’s investing activities increased to $329 million for the year ended December 31, 2022 from $256 million for the year ended December 31, 2021, primarily as a result of acquisition of intangible assets of $9 million, an increase in investments in projects in Israel of $35 million and short-term deposits made of $36 million.

Cash Flows Provided by the Financing Activities

Net cash flows used in financing activities of our consolidated businesses was approximately $494 million for the year ended December 31, 2022, compared to cash flows provided by financing activities of approximately $147 million for the year ended December 31, 2021. The net outflow in 2022 was primarily driven by Kenon’s capital reduction amounting to $10.25 per share ($552 million in total) to Kenon’s shareholders of record as of the close of trading on June 27, 2022, paid on July 5, 2022 and dividend of $3.50 per share (an aggregate amount of approximately $189 million), to Kenon’s shareholders of record as of the close of trading on January 19, 2022, paid on January 27, 2022, offset with OPC’s inflow, as described below.

Cash flows provided by OPC’s financing activities decreased to $286 million for the year ended December 31, 2022, as compared to $311 million used for the year ended December 31, 2021, primarily as a result of repayments of loans and debentures of $76 million. The decrease was partly offset by cash provided to OPC from the investments and loans from holders of non-controlling interests in CPV Group of $46 million.

Kenon’s Commitments and Obligations

As of December 31, 2022, Kenon had consolidated liabilities of $1.5 billion, primarily consisting of OPC liabilities.

Other than loans from subsidiaries at the Kenon level, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

OPC’s Liquidity and Capital Resources

As of December 31, 2022, OPC had cash and cash equivalents of $241 million. OPC’s total outstanding consolidated indebtedness was $1,163 million as of December 31, 2022.

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

OPC has financed the development of its projects and its acquisitions through equity and debt financing. Set forth below is an overview of equity issuances from 2019 to 2022 and a description of OPC’s loan facilities and bonds.

OPC’s Share Issuances from 2019 to 2022

In August 2017, OPC completed an initial public offering in Israel, and a listing on the TASE, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining 75.8% stake.

In 2019, 2020, 2021 and 2022, OPC issued new shares in multiple offerings:

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

•
In July 2022, OPC issued 9,443,800 ordinary shares of NIS0.01 par value per share to the public as part of the shelf offering. Gross issuance proceeds amounted to NIS 331 million (approximately $94 million). Kenon took part in the issuance and was issued 3,898,000 ordinary shares for a gross amount of NIS 136 million (approximately $39 million).

•
In September 2022, OPC offered 12,500,000 ordinary shares of NIS 0.01 par value per share to qualified investors as part of private offering. Gross issuance proceeds amounted to NIS 500 million (approximately $141 million).

As a result of these share issuances, Kenon’s interest in OPC is now 54.7%.

OPC’s Material Indebtedness

As of December 31, 2022, OPC had cash and cash equivalents of $241 million (excluding restricted cash), restricted cash (used for debt service reserves) of $14 million, and total outstanding consolidated indebtedness of $1,163 million, consisting of $39 million of short-term indebtedness, including the current portion of long-term indebtedness, and $1,124 million of long-term indebtedness.

Israel

The following table sets forth selected information regarding OPC’s principal outstanding short-term and long-term debt, as of December 31, 2022 (excluding CPV):

	Outstanding Principal Amount as of December 31, 2022* ($ millions)	Interest Rate ($ millions)	Final Maturity	Amortization Schedule

OPC-Hadera:
Financing agreement(1)	194	2.4%-3.9%, CPI linked (2/3 of the loan) 3.6%-5.4% (1/3 of the loan)	September 2037	Quarterly principal payments to maturity, commencing 6 months following commercial operations of OPC-Hadera power plant
Tzomet:
Financing agreement(2)	150	CPI or USD-linked with interest equal to prime plus margin of 0.5-1.5% - agreement includes provisions for conversion of interest from variable to CPI-linked debenture interest plus margin of 2-3%	Earliest of 19 years from commercial operations date of Tzomet power plant and 23 years from the signing date, but no later than December 31, 2042	Quarterly principal payments to maturity, commencing close to the end of the first or second quarter following commercial operations of the Tzomet power plant
OPC[4]:
Bonds (Series B)(3)	272	2.75% (CPI-Linked)	September 2028	Semi-annual principal payments commencing on September 30, 2020
Bonds (Series C)(4)	242	2.5%	August 2030	12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024
Total	858
________________________________________
*	Includes interest payable, net of expenses.

(1)	Represents NIS 681 million converted into USD at the exchange rate for NIS into USD of NIS 3.52 to $1.00. All debt has been issued in NIS, of which 2/3 is linked to CPI and 1/3 is not linked to CPI.

(2)
Represents NIS 528 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollar of NIS 3.52 to $1.00. All debt has been issued in NIS, part of which is linked to CPI and part of which is not linked to CPI.

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

The debt instruments to which OPC and its operating companies are party to require compliance with financial covenants. Under each of these debt instruments, the creditor has the right to accelerate the debt or restrict the company from declaring and paying dividends if, at the relevant testing date the applicable entity is not in compliance with the defined financial covenants ratios.

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

OPC-Rotem Financing Agreement

In January 2011, OPC-Rotem entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., or Bank Leumi, for the financing of its power plant project. In October 2021, OPC-Rotem repaid the project financing debt in the amount NIS 1,292 million (approximately $400 million) (including early repayment fees). As part of the early repayment, OPC-Rotem recognized a one-off expense totaling NIS 244 million (approximately $75 million), in respect of an early repayment fee of approximately NIS 188 million (approximately $58 million), net of tax. OPC and the minority investor in OPC-Rotem extended to OPC-Rotem loans (pro rata to their ownership) to finance the early repayment totaling (principal) NIS 1,130 million (approximately $363 million). A significant portion of OPC’s portion of NIS 904 million (approximately $280 million) was funded by the issuance of Series C debentures as described below.

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

As of December 31, 2022, following the full investment of the project’s equity contribution, OPC-Hadera has made drawings in the aggregate amount of NIS 669 million (approximately $190 million) under the NIS 1 billion (approximately $284 million) loan agreement relating to the project.

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

In connection with the facility agreement, OPC’s shares in Tzomet (including any shares that OPC acquires from the minority shareholders) certain OPC and Tzomet rights were pledged in favor of Bank Hapoalim, as collateral agent on behalf of the lenders. The facility agreement also contains certain restrictions and limitations, including:

•
minimum projected average debt service coverage ratio (ADSCR), average projected ADSCR and LLCR: 1.05 – on the withdrawal dates, Tzomet is required to comply with a minimum contractual ADSCR (i.e., the lowest contractual ADSCR of all the contractual ADSCRs up to the date of final repayment) an average contractual ADSCR (i.e., the average contractual ADSCR of all the contractual ADSCRs up to the date of final repayment), and a contractual LLCR on the commencement date of the commercial operation of at least 1.3;

•	maintenance of minimum amounts in the reserve accounts in accordance with the agreement; and

•	other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledge investments and incurrence of debt.

As of December 31, 2022, Tzomet has made drawings in the aggregate amount of NIS833 million (approximately $237 million) under the facility agreement.

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

In October 2020, OPC issued NIS 584 million ($171 million) of Series B bonds. The offering was an extension of the existing Series B bonds previously issued by OPC. The proceeds of the additional Series B issuance were used to redeem OPC’s Series A bonds (NIS 310 million ($90 million)) and in part to fund the CPV acquisition (approximately NIS 250 million (approximately $78 million)). The outstanding principal amount (net of expenses) as of December 31, 2022 is NIS 956 million (approximately $272 million).

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

The trust deed includes covenants on the basis of OPC’s stand-alone financial statements: coverage ratio between net financial debt deducting financial debt of projects yet to produce EBITDA, and Adjusted EBITDA of no more than 13, minimum equity of NIS 250 million (approximately $71 million) and an equity-to-balance sheet ratio of at least 17%.

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

The Bonds C deed of trust includes customary causes for calling for the immediate repayment (subject to stipulated remediation periods), including as a result of, among others, events of default, liquidation proceedings, receivership, suspension of proceedings and creditors’ arrangements, merger under certain conditions without obtaining bondholders’ approval or statement by the survivor entity, material deterioration in the position of OPC, and failure to publish financial statements in a timely manner.

Furthermore, a bondholders’ right to call for immediate repayment arises, among others, upon the following circumstances: (i) the call for immediate repayment of another series of bonds (traded on the TASE or on the TACT Institutional system) issued by OPC; or of another financial debt (or a number of cumulative debts) of OPC and its consolidated companies (except in the case of a non-recourse debt), including forfeiture of a guarantee (that secures payment of a debt to a financial creditor) that OPC or investee companies made available to a creditor, in an amount not less than $75 million; (ii) upon breach of financial covenants on two consecutive review dates or on one review date; (iii) failure to obtain prior approval of the bondholders by special resolution in the case of an extraordinary transaction with a controlling shareholder, excluding transactions to which the Companies Regulations (Expedients in Transactions with an Interested Party), 2000 apply; (iv) if an asset or a number of assets of OPC are sold in an amount representing over 50% of the value of its assets according to OPC’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of OPC, except where the consideration of the sale is intended for the purchase of an asset or assets within OPC’s main area of operations (such as energy, including electricity generation in power plants and from renewable energies); (v) upon the occurrence of certain events leading to a loss of control; (vi) if a rating is discontinued over a certain period of time (except due to reasons not under the control of OPC); (vii) if trading in the bonds is suspended for a certain period of time or if the bonds are delisted; (viii) if OPC ceases to be a reporting corporation; (ix) if the company’s financial reports contain a going concern notice addressing the company itself, for two consecutive quarters; (x) if OPC breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Bond C deed of trust being met; and (xi) distribution in breach of the provisions of the Bond C deed of trust.

Furthermore, the Bond C deed of trust includes an undertaking by OPC to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series without, among other things, maintaining the same rating of the bonds subsequent to such expansion, and provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). The financial covenants include maintaining the ratio between net consolidated financial debt (less the financial debt designated for the construction of projects that have not yet started generating EBITDA) and Adjusted EBITDA at no more than 13 (and for the purpose of distribution as defined in the Bond C deed of trust - not more than 11), minimum equity (standalone) of NIS 1 billion (and for the purpose of distribution - NIS 1.4 billion), equity to asset ratio (standalone) of no less than 20% (and for the purpose of distribution - no less than 30%), and equity to (consolidated) balance sheet ratio of no less than 17%. As at December 31, 2022, OPC met the following financial covenants: (i) the ratio between the net consolidated financial debt, less the financial debt earmarked for the construction of projects that have not yet started generating EBITDA, and the Adjusted EBITDA is 5.6; (ii) OPC’s equity amounts to NIS 3,507 million; (iii) OPC’s equity to total assets ratio is 65%; and (iv) the equity to balance sheet (consolidated) ratio is 46%.

Master agreements for purchase of gas and electricity surpluses and intercompany agreements

OPC’s operating companies in Israel are assessing the option to enter into credit facility agreements for the purchase of electricity or transfer of customers and natural gas with each other, subject to any applicable regulations. These agreements aim to create a platform for mutual purchase of natural gas and electricity between them. If such agreements are signed, they will be subject, among other things, to the approval of the financing entities (as the case may be), and if any other approvals are required by law.

United States

Each active CPV project company and Three Rivers (which is under construction) has taken out senior debt under similar structures, i.e., project, asset level financing, on non-recourse terms subject to specific terms set for each project. On financial closing of each loan, debt and equity capital is committed in an amount sufficient to cover the project’s projected capital costs during construction, along with ancillary credit facilities. The ancillary credit facilities are provided by a subset of the project’s lenders and are comprised of letters of credit, which support collateral obligations under the financing arrangements and commercial arrangements, and a working capital revolver facility, which supports the project’s ancillary credit needs. The senior credit facilities are generally structured such that, subject to certain conditions precedent, they are converted from facilities to finance the construction phase to long-term facilities (term loans) with maturity dates generally tied to the term of the commercial agreements anchoring expected operating cash flows of each project. For the Energy Transition projects, the term loans generally span the construction period plus 5-7 years after launch of commercial operation (a “mini-perm financing”). The mini-perm financing is repaid based on a combination of (i) predetermined amounts per project in accordance with set quarter end repayment dates, and (ii) result-based metrics, which result in partial or full application of free cash flow to term loan repayment on such quarter-end dates (cash sweeps), which in the aggregate, result in partial repayment during the loan term, with a balance payable or refinanced upon final repayment date.

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

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across the CPV project Term Loan A refinancing, while the Term Loan B market refinancing terms are slightly less restrictive, as customary in this market. In each market and often within each project loan, lenders extended loans to the CPV Group’s projects either according to a credit margin based on the LIBOR, variable base interest rate or fixed interest. To minimize exposure to potential interest rate risk, CPV executes interest rate hedges for the main exposure at each project level, whereby the CPV project companies pay the major financial institutions fixed interest and receive variable interest payments for certain terms, according to the terms and conditions of the project and loan. For most existing LIBOR-based credit facilities, the credit agreements and interest rate hedging arrangements include market-standard provisions to accommodate the replacement of LIBOR by SOFR as a benchmark interest rate. Remaining LIBOR rates will be discontinued after June 30, 2023. The Alternative Reference Rates Committee (“ARRC”) has identified SOFR as the rate that represents best practices for use in certain new USD derivatives and other financial contracts. The projects of the CPV Group are expected to enter into amendments to reflect the transfer to SOFR based interest rate. The CPV Group has commenced processes for revision of the credit agreements and the agreements hedging the interest rate for transfer (replacement) of all the LIBOR-based financed to SOFR-based financed under every specific project financing agreement. All of the said transfers are slated to take place prior to June 30, 2023, the date on which the LIBOR interest will be discontinued. All such transitions are expected to conclude prior to the June 30, 2023, LIBOR discontinuation date New variable credit facilities and refinancing of future debt bearing variable interest of the CPV Group project companies are expected to have the SOFR as their benchmark interest rate (with United States prime rate as an alternative, in a manner that corresponds to the existing credit facilities of the CPV Group project companies).Such amendments are still pending execution.

The table below sets forth summaries of the key commercial terms of the senior credit facilities associated with each CPV project financing. The term loan commitment amounts are referenced as of the date noted and once drawn and repaid, may not be drawn again, while ancillary credit facilities and working capital facilities are revolving in nature. The events of default consist of customary events of default, including, among others: breach of commitments and representations having a material adverse effect, failure of equity contributing party to fund during construction, nonpayment events, failure to adhere to certain covenants, various insolvency events, termination of the project’s activities or of significant parties in the project (as defined in the agreement), various events in connection with its regulatory status and maintenance of government approvals, certain changes in ownership of the project company, certain events in connection with the project, existence of legal proceedings in connection with the project, and the project not having the right to receive payments for its capacity and electricity – all of this in accordance with and subject to the terms, definitions and cure periods as stated in the relevant credit agreement.

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2022	Maturity Date	Annual interest	Covenants
Fairview	March 24, 2017	710	503(1)	June 30, 2025(2)	LIBOR plus margin of 2.5% Weighted-average interest as at December 31, 2022: 4.9%
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

Towantic	March 11, 2016	753	556(3)	June 30, 2025(2)	LIBOR plus margin of 3.1% Weighted-average interest as at December 31, 2022: 5.7%	Similar to Fairview (see above)
Maryland	August 8, 2014	450	340(4)	May 11, 2028 (Term Loan B)(2) November 11, 2027(2) (Ancillary Facilities)	LIBOR plus margin of 3.6% Weighted-average interest as at December 31, 2022: 6.5%
Historical debt service coverage ratio of 1:1 during the last 4 quarters. As of March 19, 2023, Maryland is in compliance with the covenant. Execution of a distribution is conditional on the project company complying with several terms and conditions, including, compliance with a reserve requirements (as provided in the agreement), and that no ground for repayment or breach event exists in accordance with the financing agreement.

Shore	December 2018	545	459(5)	Dec. 27, 2025 (Term Loan) Dec. 27, 2023 (Ancillary Facilities)(2)	Term Loan: LIBOR plus margin of 3.5% Weighted-average interest as at December 31, 2022: 6.1%
Historic rolling 4 quarter debt service coverage ratio of 1:1. CPV is currently in compliance with this covenant. Distribution is subject to, among others, certain reserve requirements, and having no existing default or event of default.

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2022	Maturity Date	Annual interest	Covenants
Valley	June 12, 2015	680	502(6)	June 30, 2023	LIBOR plus margin of 3.8% Weighted-average interest as at December 31, 2022: 7.2%
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

Valley is in discussions with the lenders to extend the loan for at least an additional 2 years. The terms for extension, all of which are subject to negotiation, include extension fees, increase in interest margins, credit spread increases, and debt reduction, which is expected to include equity contribution in a range, estimated by CPV, of $40 million to $100 million (of which the CPV Group’s share is 50%) as a condition to extension. As of March 19, 2023, the parties are still in discussion and there is no certainty as to the execution of such extension or its terms. In case such extension is not agreed, Valley will be required to repay the loan on the original repayment date of June 30, 2023.

Keenan II	August 2021	120	102(7)	December 31, 2030	LIBOR + margin 1.1% Weighted-average interest as at December 31, 2022: 3.0%
Execution of a distribution is subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and that no grounds for repayment or breach event exist (as defined in the financing agreement)

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2022	Maturity Date	Annual interest	Covenants
Three Rivers (under construction)	Aug. 21, 2020	875	823(8)	June 30, 2028(2)	LIBOR plus margin of 3.6% Weighted-average interest as at December 31, 2022: 4.7%	Similar to Fairview (see above)
_________________________________________
(1)	Consisting of Term Loan (Variable): $375 million, Term Loan (Fixed, 5.78%): $101 million, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: approximately $27 million).

(2)	The rate and scope of repayment of loan principal varies until final repayment, in accordance with integration of amortization and cash sweep repayment mechanisms (“mini perm” financing)

(3)	Consisting of Term Loan (Variable): $478 million, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $78 million).

(4)	Consisting of Term Loan (Variable): $306 million, Ancillary Facilities ($34 million).

(5)	Consisting of Term Loan (Variable): $379 million, Ancillary Facilities ($80 million).

(6)
Consisting of Term Loan (Variable): $424 million, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $78 million (of which approximately $25 million was withdrawn re: debt service reserve as of December 31, 2022)). In April 2021, Valley received certain concessions on the ancillary facilities in exchange for a $10 million aggregate capital commitment from the project sponsors ($5 million from CPV). The concessions waive the annual, mandatory full repayment of the working capital loans through June 29, 2022 and release $5 million of working capital capacity that is currently restricted due to the Title V permit matter. Valley is holding discussions with the lenders on extension of the Loan for at least an additional 2 years. The terms for extension, all of which are subject to negotiation, include extension fees, credit spread increases, and debt reduction which is expected to include equity contribution in a range estimated by CPV of $40 to $100 million) as conditions to extension. Currently, the parties are still in discussions and there is no certainty as to the execution of such extension or its terms. In case such extension will not be agreed Valley will be required to repay the loan on June 30, 2023.

(7)
Consisting of Term Loan (Variable): $88 million, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $14 million). The amortization schedule of the term loan is based on the December 2030 maturity date, with a 100% cash sweep mechanism starting March 2027, so that the term loan is expected to be repaid in full by the December 2028 maturity date.

(8)	Consisting of: Term Loan (Variable): $632 million, Term Loan (Fixed, 4.5%): $100 million; Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $91 million).

During 2022, the CPV Group entered to several LC arrangements with banking institutions in an aggregate scope of approximately $24 million (which were withdrawn). Such LCs were used mainly for collaterals to development projects and the Valley hedging transaction. The LC’s are secured by collateral as required by the issuing corporations (including a guarantee by CPV or cash deposit, as the case may be).

Qoros’ Liquidity and Capital Resources

Qoros has three major credit facilities, being its RMB 3 billion, RMB 700 million and RMB 1.2 billion loan facilities. Qoros did not make payments under these loan facilities, and as a result, the lenders under these facilities accelerated these loans. These loans remain in default and accelerated.

Kenon paid approximately $16 million to satisfy its guarantee obligations to Chery in respect of Qoros debt and has no further guarantee obligations. Kenon has pledged substantially all of its interest in Qoros to secure the RMB 1.2 billion loan facility.

Kenon understands Qoros has also taken loans and other advances from parties related to the Majority Shareholder.

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

ZIM’s cash and cash equivalents were $1,022 million and $1,543 million, and $570.4 million as of December 31, 2022, 2021 and 2020, respectively. In addition, ZIM’s bank deposits and other investment instruments amounted to $3,588.6 million, $2,306.5 million and $55.8 million as of December 31, 2022, 2021 and 2020, respectively.

ZIM’s total outstanding indebtedness as of December 31, 2022 consisted of $2,855 million in long-term debt and $1,477 million in current installments of long-term debt and short-term borrowings. ZIM’s long-term debt is mostly comprised of lease liabilities, related to vessels and equipment.

The weighted average interest rate paid per annum as of December 31, 2022 under all of ZIM’s indebtedness was 7.7%.

During the years ended December 31, 2022, 2021, and 2020, ZIM’s capital expenditures were $345.5, $1,005.0 and $42.7 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in equipment and vessels, as well as in its information systems. ZIM’s projected capital expenditures for the next 12 months are aimed to support its ongoing operational needs.

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

Not applicable.

D.	Trend Information

The following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors.” For further information on the recent developments of Kenon and our businesses, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Trend Information

OPC

Israel—On February 1, 2023, a decision of the EA entered into effect to update the costs recognized to the Electricity Company and the Systems Operator and the tariffs to the electricity consumers. Pursuant to the decision, an additional update to the generation component for 2023 entered into effect whereby the generation component is NIS 0.3081 per kWh, a decrease of 1.2% compared to the tariff set on January 1, 2023, resulting from extension of the excise tax on fuel order, which calls for a decrease in the purchase tax and excise tax applicable to the coal. In March 2023, a hearing was published for the revision of the costs recognized to the IEC and the tariffs paid by electricity consumers, following a 30% decline in coal prices compared to the price on which the latest tariff revision was based, and increase in other costs. The tariff will be reduced by approximately 1% from the tariff set in February 2023. For further information, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC—Revenue—EA Tariffs.” In August 2022, the EA published a decision to revise, the time of use (TOU) demand categories for purposes of adjusting the structure of the load and time tariffs (TAOZ) for a significant integration of solar energy and storage. Pursuant to the publication, the update of the TOU demand categories is expected to encourage steering consumption to the noon hours where there is higher generation of renewable energy as opposed to consumption in the peak evening demand hours. Change of the TOU categories in accordance with the decision is expected to increase the tariffs paid by household consumers and reduce the tariffs paid by TAOZ consumers. Based on the decision, the updated tariff structure will enter into effect upon update of the tariff to the consumer in 2023. In addition, the decision provides that in light of the frequent sectorial changes and the need to express the correct sec0torial cost, the TOU categories will be updated more frequently. As result of the decision, OPC is taking actions to adjust the mix of its sales in Israel, to the extent possible, to the structure of the updated demand hours categories. Update of the demand hours categories is expected to have a negative impact on OPC’s results, since, in general, the consumption profile of OPC’s customers, which are mostly industrial and commercial customers, has low consumption volatility during the day. See “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC—Revenue—EA Tariffs.”

United States—The energy sector in the United States is affected by global and domestic trends. Disruptions to the supply chain, government levies, exchange and interest rates and federal and state policies all affect the activity of the energy sector, as well as the pace and direction of the change trends to the energy infrastructures and the energy markets.

The price of natural gas is significant in setting the price of electricity in most territories where CPV has projects (the main fuel of the natural gas-fired power plants of CPV). The natural gas prices are impacted by numerous variables, including demand in the industrial, residential and electricity sectors, productivity and supply of the natural gas, natural gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of natural gas customers and producers. The price of imported liquefied natural gas affects the natural gas prices during the winter in New England and New York, which has a direct effect on the Towantic and Valley power plants.

Accordingly, electricity and natural gas prices are key factors in the profitability of CPV, as well as capacity prices in the operating areas of the power plants of CPV. A number of variables impact the profitability of the natural gas-fired power plants of CPV Group, including the price of various fuels, the weather, load increases, and unit capacity, which cumulatively affect the gross margin and the profitability of CPV Group. Electricity prices in the PJM market (PJM Western Hub) were 88% higher in 2022, compared to 2021. Electricity prices in the ISO-NE (NEPOOL Hub) and NYISO (Zone G) markets were 86% and 102% higher in 2022, respectively, compared to 2021. In 2022, average Henry Hub natural gas prices were 67% higher compared to 2021. The increase in electricity stems mainly from the increase in natural gas prices and exacerbated by the northeast gas price premium in these three market areas.
Zone	Q4 2021	2021	Q4 2022	2022
PJM West (Shore, Maryland)	$54.39	$38.92	$68.74	$73.09
PJM AD Hub (Fairview)	$51.88	$38.35	$64.70	$69.42
NYISO Zone G (Valley)	$51.33	$40.74	$73.04	$82.21
ISO-NE Mass Hub (Towantic)	$59.88	$45.92	$76.92	$85.56

The average 24x7 power prices are based on day-ahead settlement prices as published by the respective ISOs. Natural gas prices in the markets in which the CPV Group operates increased in 2022 significantly compared to last year. CPV believes the increase arises, among other things, from the increase in demand for electricity in the United States, stronger global demand for natural gas, inventory levels which are lower compared to the past, and a limited increase in natural gas production. Since the beginning of 2023, spot and forward natural gas prices decreased significantly, mainly due to mild winter and strong seasonal natural gas storage levels.

ZIM

Total global container shipping demand totaled approximately 236.8 million TEUs in 2022 (including inland transportation) according to Drewry Container Forecaster (Drewry) as of December 2022. Global container demand has seen steady and resilient growth equaling a 5.6% CAGR since 2000 accordingly to Drewry, driven by multiple factors. These include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes.

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

Following the supply chain disruptions experienced in 2021, which were a factor driving significant upgrades to freight rates, supply chains have been normalizing during 2022, mainly due to a shift in consumer spending.

According to Drewry, demand is expected to achieve an approximately 1.8% CAGR from 2021 to 2025. See also “—Material Factors Affecting Results of Operation.”

E.	Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Our estimates and associated assumptions are reviewed on an ongoing basis and are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements:

•	allocation of acquisition costs;

•	long-term investment (Qoros);

•	Recoverable amount of cash-generating unit that includes goodwill (CPV); and

•	Recoverable amount of cash-generating unit of investment in equity-accounted companies (ZIM).

For further information on the estimates, assumptions and judgments involved in our accounting policies and significant estimates, see Note 2 to Kenon’s financial statements included in this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Original Appointment Date	Current Term Begins	Current Term Expires
Antoine Bonnier	40	Board Member	2016	2021	2022
Laurence N. Charney	76	Chairman of the Audit Committee, Compensation Committee Member, Board Member, ESG Committee Member	2014	2021	2022
Barak Cohen	41	Board Member	2018	2021	2022
Cyril Pierre-Jean Ducau	44	Chairman of the Board, Nominating and Corporate Governance Committee Chairman, ESG Committee Member	2014	2021	2022
N. Scott Fine	66	Audit Committee Member, Compensation Committee Chairman, Board Member	2014	2021	2022
Bill Foo	65	Board Member, Nominating and Corporate Governance Committee Member	2017	2021	2022
Aviad Kaufman	52	Compensation Committee Member, Board Member, Nominating and Corporate Governance Committee Member	2015	2021	2022
Arunava Sen	62	Board Member, Audit Committee Member, ESG Committee Chairman	2017	2021	2022

Our constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Robert L. Rosen	50	Chief Executive Officer
Mark Hasson	47	Chief Financial Officer

Biographies

Directors

Antoine Bonnier. Mr. Bonnier is the Chief Executive Officer of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, of CPVI, OPC, Cool Company Ltd and Ekwater SA, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a Managing Director of Quantum Pacific (UK) LLP. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

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

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia and the Chief Executive Officer of Eastern Pacific Shipping Pte Ltd, a leading shipping company based in Singapore. He is a member of the board of directors of Ansonia as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He is also currently the Chairman of Cool Company Ltd, a NYSE-listed shipping company and an independent director of the Singapore Maritime Foundation and of the Global Centre for Maritime Decarbonisation Limited, which were established by the Maritime and Port Authority of Singapore. He is also a member of the board of directors of Gard P&I (Bermuda) Ltd, a leading maritime insurer. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London and acted as Director and then Chairman of Pacific Drilling SA until 2018. Prior to joining Quantum Pacific Advisory Limited in 2008, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. In London. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

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

Bill Foo. Dr. Bill Foo is a director and corporate advisor of several private, listed and non-profit entities, including Mewah International Inc., CDL Hospitality Trusts, Tung Lok Restaurants (2000) Ltd., M&C REIT Management Ltd and chairing Investible Funds VCC as well as the Salvation Army and James Cook University Singapore organizations. In May 2017, Dr. Foo was appointed to the board of directors of Kenon, having served as a director of IC Power between November 2015 and January 2018. Prior to his retirement, Dr. Foo worked in financial services for over 30 years, including serving as CEO of ANZ Singapore and South East Asia Head of Investment Banking for Schroders. Dr. Foo has also worked in various positions at Citibank and Bank of America and has been a director of several listed and government-related entities, including International Enterprise Singapore (Trade Agency), where he chaired the Audit Committee for several years. Dr. Foo has a Master’s Degree in Business Administration from McGill University and a Bachelor of Business Administration from Concordia University and an honorary Doctor of Commerce from James Cook University Australia.

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

For the year ended December 31, 2022, the aggregate compensation accrued (comprising remuneration and the aggregate fair market value of equity awards granted) for our directors and executive officers was approximately $3 million.

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

Committees of our Board of Directors

We have established four committees, which report regularly to our board of directors on matters relating to the specific areas of risk the committees oversee: the audit committee, the nominating and corporate governance committee, the compensation committee and the ESG committee. Although we are permitted to follow home country practices with respect to our establishment of the nominating and corporate governance and compensation committees, we have determined that we are in compliance with the NYSE’s requirements in these respects.

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

ESG Committee

We have established an ESG committee to carry out the responsibilities delegated by the board of directors regarding the oversight of Kenon’s risks, opportunities, strategies, goals, and policies and procedures related to environmental, social, and governance. Specifically, our ESG committee’s responsibilities include: monitoring and advising the board of directors on our risks and opportunities related to ESG matters; reviewing and discussing with management our goals, strategies, and policies and procedures to address ESG risks and opportunities; reviewing and advising the board of directors on our performance related to the ESG goals, strategies, and policies and procedures; reviewing and approving policies and procedures used to prepare ESG-related statements and disclosures, including statements and disclosures to be furnished or filed with the SEC; monitoring disclosure requirements under applicable laws, regulations and stock exchange rules and overseeing our plans and processes to comply with such disclosure requirements; overseeing our ESG-related engagement efforts with shareholders, other key stakeholders and reviewing and advising the board of directors on ESG-related shareholder proposals; reviewing our government relations strategies and activities, including any political activities and contributions and lobbying activities; and reviewing our charitable programs and community investment activities.

The members of our ESG committee are Arunava Sen, Cyril Pierre-Jean Ducau, and Laurence N. Charney. Our ESG committee operates under a written charter.

Code of Ethics and Ethical Guidelines

Our board of directors has adopted a code of ethics that describes our commitment to, and requirements in connection with, ethical issues relevant to business practices and personal conduct.

D.	Employees

As of December 31, 2022, we and our consolidated subsidiaries employed 288 individuals, respectively, as follows:

Company	December 31, 2022
OPC(1)	281
Kenon	6
Total	287
_____________________________________
(1)	This table includes CPV’s employees.

OPC

As of December 31, 2022, OPC employed 281 employees (including 131 CPV employees). For further information on OPC’s employees, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

ZIM

As of December 31, 2022, ZIM employed 6,530 employees worldwide (including contract workers), including 830 employees based in Israel.

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

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to directors and certain members of its management under the Share Incentive Plan 2014 in 2022, with a value of $0.4 million.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 29, 2023, by each person or entity beneficially owning 5% or more of our ordinary shares, based upon the 53,894,413 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. The information set out below is based on public filings with the SEC as of March 29, 2023.

As of March 29, 2023, 53,891,434 of our shares (99.99%) were held by one holder of record in the United States, Cede & Co., as nominee for the Depository Trust Company, which indirectly holds our shares traded on the NYSE and the TASE. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States. Our remaining shares were held by 9 shareholders of record as of that date.

All of our ordinary shares have the same voting rights.

Beneficial Owner (Name/Address)	Ordinary Shares Owned		Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.(1)	32,497,569		60.3%
Gilad Altshuler(2)	3,615,360		6.7%
Laurence N. Charney	49,180	(3)	*	(4)
Bill Foo	16,420	(3)	*	(4)
Arunava Sen	16,420	(3)	*	(4)
Nathan Scott Fine	1,804	(3)	*	(4)
Directors and Senior Management (Executive Officers)(5)	—		*	(4)
__________________________________________
(1)
Based solely on the Schedule 13-D/A (Amendment No. 5) filed by Ansonia Holdings Singapore B.V. with the SEC on July 7, 2021. A discretionary trust, in which Mr. Idan Ofer is the beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

(2)
Based solely on the Schedule 13-G filed by Gilad Altshuler with the SEC on February 21, 2023. According to the Schedule 13-G, the 3,615,360 ordinary shares consists of (i) 3,325,657 ordinary shares by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler-Shaham Ltd., (ii) 277,203 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., also a majority-owned subsidiary of Altshuler-Shaham Ltd, and (iii) 12,4,500 ordinary shares held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham Ltd.

(3)	Based solely on Exhibit 99.3 to the Form 6-K furnished by Kenon with the SEC on April 27, 2022.

(4)	Owns less than 1% of Kenon’s ordinary shares.

(5)	Excludes shares held by Laurence N. Charney, Bill Foo, Arunava Sen and Nathan Scott Fine.

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

OPC

Sales of Electricity and Gas

OPC-Rotem sells electricity through PPAs to some entities that are considered to be related parties, including the ORL Group. OPC-Rotem recorded revenues from related parties in the amount of $252 million in the year ended December 31, 2022.

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

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Kenon’s ordinary shares are listed on the TASE (trading symbol: KEN), our primary host market, and the NYSE (trading symbol: KEN), our principal market outside our host market.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on each of the NYSE and the TASE under the symbol “KEN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Constitution

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

Our constitution provides that, subject to the Singapore Companies Act, no person other than a director retiring at a general meeting is eligible for appointment as a director at any general meeting, without the recommendation of the Board for election, unless (i) in the case of a member or members who in aggregate hold(s) more than 50% of the total number of our issued and paid-up shares (excluding treasury shares), not less than ten days, or (ii) in the case of a member or members who in aggregate hold(s) more than 5% of the total number of our issued and paid-up shares (excluding treasury shares), not less than 120 days, before the date of the notice provided to members in connection with the general meeting, a written notice signed by such member or members (other than the person to be proposed for appointment) who (iii) are qualified to attend and vote at the meeting for which such notice is given, and (iv) have held shares representing the prescribed threshold in (i) or (ii) above, for a continuous period of at least one year prior to the date on which such notice is given, is lodged at our registered office. Such a notice must also include the consent of the person nominated.

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

Dividends

We have no current plans to pay annual or semi-annual cash dividends. However, we may, in the event that we divest a portion of, or our entire equity interest in, any of our businesses, distribute such cash proceeds or declare a distribution-in-kind of shares in our investee companies. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of Kenon’s stand-alone accounts (which will be based upon the SFRS). Under Singapore law, it is also possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. The completion of a capital reduction exercise may require the approval of the Singapore Courts, and we may not be successful in our attempts to obtain such approval.

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

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our company by a third party.

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

Limitations of Liability and Indemnification Matters

Our constitution currently provides that, subject to the provisions of the Singapore Companies Act and every other act applicable to Kenon, every director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, interest, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties (and where he serves at our request as a director, officer, employee or agent of any of our subsidiaries or affiliates) or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

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

Quorum Requirements

Our constitution provides that shareholders entitled to vote holding 33 and 1/3% of our issued and paid-up shares, present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week.

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

•     indemnify such officer against liability incurred by a director to a person other than Kenon except when the indemnity is against (i) any liability of the director to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (ii) any liability incurred by the officer (1) in defending criminal proceedings in which he is convicted, (2) in defending civil proceedings brought by Kenon or a related company of Kenon in which judgment is given against him or (3) in connection with an application for relief under specified sections of the Singapore Companies Act in which the court refuses to grant him relief;

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

Derivative actions

The Singapore Companies Act has a provision which provides a mechanism enabling any registered shareholder to apply to the court for permission to bring a derivative action on behalf of the company.

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
Transactions with Officers and Directors
Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (i) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (ii) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

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

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e., the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director or chief executive officer is also a director or chief executive officer of that corporation, unless the constitution provides otherwise.

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

Taxation of Dividends and Other Distributions on the Ordinary Shares

We were likely classified as a PFIC for the taxable year ended December 31, 2022 and could continue to be for foreseeable future taxable years. Accordingly, the most likely treatment of a U.S. Holder is set forth below under “—Passive Foreign Investment Company.” If we were not a PFIC, the following rules would apply. The gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares, including the amount of any non-U.S. taxes withheld from the distribution, will generally be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distribution, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that distributions will generally be treated as dividends for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

Whether we are, or will be, classified as a PFIC is a factual determination made annual that will depend, in part, upon composition of our income and assets in that year. The sale of the Inkia Business, the investment in Qoros by the Majority Shareholder in Qoros in 2018 (which reduced our equity interest in Qoros to 24%), the sale of half of our then remaining interest in Qoros to the Majority Shareholder in Qoros in April 2020 (which reduced our equity interest in Qoros to 12%) and the sale of all of our remaining interest in Qoros to the Majority Shareholder in Qoros in April 2021 (which will eliminate our equity interest in Qoros) each may increase the value of our assets that produce, or are held for the production of, passive income and/or our passive income and result in us becoming a PFIC for our current, and any future, taxable year. Similarly, after ZIM completed its initial public offering in February 2021 (which reduced our equity interest in ZIM to 28%) and after we completed sales of our ZIM shares between September and November 2021 (which reduced our equity interest in ZIM to 26%) and in March 2022 (which reduced our equity interest in ZIM to approximately 21%), our equity interest in ZIM fell below 25%. The reduction in our equity interest in ZIM to below 25% limits our ability to treat our proportionate share of ZIM’s businesses and earnings as directly owned, which increased the value of our assets that produce, or are held for the production of, passive income and/or our passive income, and likely results in us becoming a PFIC for our current, and any foreseeable future taxable years.

Based upon our current and projected income and assets, (including goodwill) and the market price of our ordinary shares, we believe that we were treated as a PFIC for the taxable year ended December 31, 2022. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2023 and subsequent taxable years, we could continue to be classified as a PFIC for 2023 and any foreseeable future taxable years. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us being classified as a PFIC for the current or subsequent taxable years. Accordingly, U.S. Holders of our ordinary shares should be willing to assume the risks of investing in a PFIC.

Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any subsidiary we own is also classified as a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such subsidiary, a lower tier PFIC, for purposes of the application of these rules. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any subsidiary we own.

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

If we are classified as a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership, and disposition of our ordinary shares will depend on whether such U.S. Holder makes a QEF election or makes a mark-to-market election with respect to our ordinary shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

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

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its ordinary shares begins generally will not be subject to the adverse PFIC rules discussed above with respect to its ordinary shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (i) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (ii) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (i) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (ii) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of ordinary shares.

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

In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC annual information statement from us. We will endeavor to provide U.S. Holders with a PFIC annual information statement for our 2022 taable year in order to enable U.S. Holders to make a QEF ElectionHowever, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year.

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

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this registration statement. We also make available on our website free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We maintain a corporate website at http://www.kenon-holdings.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report solely as an inactive textual reference.

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

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2022, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.	RESERVED

ITEM 16A.	Audit Committee Financial Expert

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

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2022 and 2021.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2022 and 2021 for Kenon and its consolidated entities. The figures below have been updated from Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in accordance with Section 14(a) of the Exchange Act.

	Year ended December 31,
	2022	2021
	(in thousands of USD)
Audit Fees(1)	3,960	3,054
Audit-Related Fees	2	3
Tax Fees(2)	314	295
Total	4,276	3,352
__________________________________________
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

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

Exhibit Number	Description of Document
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP, a member firm of KPMG International

15.2*	Consent of Somekh Chaikin, a member firm of KPMG International

15.3*	Consent of FORVIS, LLP (formerly, Dixon Hughes Goodman LLP)

15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2022 and 2021 and for each of the three years in the three-year period ended December 31, 2022 (Incorporated by reference to pages F-1-F-65 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No: 21759864), filed with the SEC on March 13, 2023)

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
____________________
*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2022 and 2021 and for the three years ended December 31, 2022

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2022 and 2021 and for the three years ended December 31, 2022

KPMG LLP 12 Marina View, #15-01 Asia Square Tower 2 Singapore 018961	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Kenon Holdings Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Impairment assessments of goodwill arising from the acquisition of CPV Group

As discussed in Notes 3.J and 13.C to the consolidated financial statements, the carrying amount of the cash generating unit (CGU) to which goodwill is allocated is reviewed at each reporting date for impairment. As of December 31, 2022, the Group’s goodwill arising from the acquisition of CPV Group amounted to $105 million (Renewable Energy CGU). The Company estimates the recoverable amount of the Renewable Energy CGU based on discounted expected future cash flows. An impairment loss is recognized if the carrying value of the Renewable Energy CGU exceeds its estimated recoverable amount.

We identified the evaluation of the impairment assessments of the goodwill as a critical audit matter. Specifically, a high degree of auditor judgement was required to evaluate the discount rates to determine the recoverable amount of the Renewable Energy CGU. Additionally, the audit effort associated with evaluating the discount rates required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of Renewable Energy CGU, including the control related to evaluating the discount rates used in the discounted cashflows. In addition, we involved valuation professionals with specialized skills and knowledge to assist us in evaluating the discount rates by comparing them against an independently developed range of discount rates using inputs from publicly available information.

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

We have served as the Company’s auditor since 2015.

Singapore
March 30, 2023

KPMG LLP 12 Marina View, #15-01 Asia Square Tower 2 Singapore 018961	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Kenon Holdings Ltd.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 30, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
March 30, 2023

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2022 and 2021

		As at December 31,
		2022	2021
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	535,171	474,544
Short-term deposits and restricted cash	6	45,990	229
Trade receivables		73,900	62,643
Short-term derivative instruments		2,918	798
Other investments	7	344,780	-
Other current assets	8	58,956	43,379
Total current assets		1,061,715	581,593

Non-current assets
Investment in ZIM (associated company)	9	427,059	1,354,212
Investment in OPC's associated companies	9	652,358	545,242
Long-term restricted cash		15,146	21,463
Long-term derivative instruments	29.D.1	16,077	11,637
Deferred taxes	24.C.2	6,382	19,016	*
Property, plant and equipment, net	12	1,222,421	1,125,820
Intangible assets, net	13	220,795	224,282
Long-term prepaid expenses and other non-current assets	14	50,814	57,266
Right-of-use assets, net	17	99,293	97,883
Total non-current assets		2,710,345	3,456,821

Total assets		3,772,060	4,038,414

* The Group made an immaterial correction of classification error of $30 million in non-current deferred taxes from assets to liabilities as at December 31, 2021.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2022 and 2021, continued

		As at December 31,
		2022	2021
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	15	39,262	38,311
Trade and other payables	16	133,415	171,537
Dividend payable	19.D	-	188,607
Short-term derivative instruments	29.D.1	889	8,688
Current tax liabilities		653	34
Deferred taxes	24.C.2	1,285	21,117
Current maturities of lease liabilities		17,474	18,991
Total current liabilities		192,978	447,285

Non-current liabilities
Long-term loans from banks and others	15	610,434	596,489
Debentures	15	513,375	575,314
Deferred taxes	24.C.2	97,800	95,080	*
Other non-current liabilities		41,388	28,817
Long-term derivative instruments		10	192
Long-term lease liabilities		20,157	14,951
Total non-current liabilities		1,283,164	1,310,843

Total liabilities		1,476,142	1,758,128

Equity	19
Share capital		50,134	602,450
Translation reserve		1,206	25,680
Capital reserve		42,553	25,783
Accumulated profit		1,504,592	1,139,775
Equity attributable to owners of the Company		1,598,485	1,793,688
Non-controlling interests		697,433	486,598
Total equity		2,295,918	2,280,286

Total liabilities and equity		3,772,060	4,038,414

* The Group made an immaterial correction of classification error of $30 million in non-current deferred taxes from assets to liabilities as at December 31, 2021.

_____________________________	_____________________________	_____________________________
Cyril Pierre-Jean Ducau Chairman of Board of Directors	Robert L. Rosen CEO	Mark Hasson CFO

Approval date of the consolidated financial statements: March 30, 2023

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands

Revenue	20	573,957	487,763	386,470
Cost of sales and services (excluding depreciation and amortization)	21	(417,261)	(336,298)	(282,086)
Depreciation and amortization		(56,853)	(53,116)	(33,135)
Gross profit		99,843	98,349	71,249
Selling, general and administrative expenses	22	(99,936)	(75,727)	(49,957)
Other income/(expenses)		2,918	(81)	1,721
Operating profit		2,825	22,541	23,013
Financing expenses	23	(50,397)	(144,295)	(51,174)
Financing income	23	44,686	2,934	14,291
Financing expenses, net		(5,711)	(141,361)	(36,883)

(Losses)/gains related to Qoros	10	-	(251,483)	309,918
(Losses)/gains related to ZIM	9.B.a	(727,650)	(204)	43,505
Share in profit/(losses) of associated companies, net
- ZIM	9.A.2	1,033,026	1,260,993	167,142
- OPC's associated companies	9.A.2	85,149	(10,844)	-
- Qoros	9.A.2	-	-	(6,248)
Profit before income taxes		387,639	879,642	500,447
Income tax expense	24	(37,980)	(4,325)	(4,698)
Profit for the year from continuing operations		349,659	875,317	495,749
Gain for the year from discontinued operations	26
-Recovery of retained claims, net		-	-	8,476
Profit for the year		349,659	875,317	504,225

Attributable to:
Kenon’s shareholders		312,652	930,273	507,106
Non-controlling interests		37,007	(54,956)	(2,881)
Profit for the year		349,659	875,317	504,225

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):	25
Basic/diluted profit per share		5.80	17.27	9.41
Basic/diluted profit per share from continuing operations		5.80	17.27	9.25
Basic/diluted profit per share from discontinued operations		-	-	0.16

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2022, 2021 and 2020

	For the year ended December 31,
	2022	2021	2020
	$ Thousands

Profit for the year	349,659	875,317	504,225

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	(40,694)	17,489	36,354
Reclassification of foreign currency and capital reserve differences on loss of significant influence	-	-	(23,425)
Group’s share in other comprehensive income of associated companies	13,611	12,360	1,873
Effective portion of change in the fair value of cash-flow hedges	14,774	8,772	(45,322)
Change in fair value of other investments at FVOCI	(2,100)	-	-
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(1,043)	37,173	3,067
Change in fair value of derivatives financial instruments used to hedge cash flows transferred to the statement of profit & loss	(4,125)	(2,121)	6,300
Income taxes in respect of components of other comprehensive income	(2,658)	(423)	1,346
Total other comprehensive income for the year	(22,235)	73,250	(19,807)
Total comprehensive income for the year	327,424	948,567	484,418

Attributable to:
Kenon’s shareholders	290,985	969,862	486,165
Non-controlling interests	36,439	(21,295)	(1,747)
Total comprehensive income for the year	327,424	948,567	484,418

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2022		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Cash distribution to owners of the Company	19.F	(552,316)	-	-	-	(552,316)	-	(552,316)
Share-based payment transactions		-		8,502		8,502	2,104	10,606
Total contributions by and distributions to owners		(552,316)	-	8,502	-	(543,814)	2,104	(541,710)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.5	-	-	-	57,585	57,585	135,567	193,152
Acquisition of subsidiary with non-controlling interest		-	-	41	-	41	-	41
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	36,725	36,725
Total changes in ownership interests in subsidiaries		-	-	41	57,585	57,626	172,292	229,918

Total comprehensive income for the year
Net profit for the year		-	-	-	312,652	312,652	37,007	349,659
Other comprehensive income for the year, net of tax		-	(24,474)	8,227	(5,420)	(21,667)	(568)	(22,235)
Total comprehensive income for the year		-	(24,474)	8,227	307,232	290,985	36,439	327,424

Balance at December 31, 2022		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2021		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	7,371	-	7,371	1,187	8,558
Dividends declared	19.D	-	-	-	(288,811)	(288,811)	(10,214)	(299,025)
Total contributions by and distributions to owners		-	-	7,371	(288,811)	(281,440)	(9,027)	(290,467)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.5	-	-	-	38,443	38,443	103,891	142,334
Non-controlling interests in respect of business combinations		-	-	-	-	-	6,769	6,769
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	197,075	197,075
Total changes in ownership interests in subsidiaries		-	-	-	38,443	38,443	307,735	346,178

Total comprehensive income for the year
Net profit for the year		-	-	-	930,273	930,273	(54,956)	875,317
Other comprehensive income for the year, net of tax		-	9,784	29,755	50	39,589	33,661	73,250
Total comprehensive income for the year		-	9,784	29,755	930,323	969,862	(21,295)	948,567

Balance at December 31, 2021		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2020		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	874	-	874	236	1,110
Dividend to holders of non-controlling interests in subsidiaries						-		-
Dividends declared and paid	19.D	-	-	-	(120,133)	(120,133)	(12,412)	(132,545)
Total contributions by and distributions to owners		-	-	874	(120,133)	(119,259)	(12,176)	(131,435)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.5	-	-	-	80,674	80,674	136,170	216,844
Acquisition of non-controlling interests without a change in control		-	-	(4,109)	-	(4,109)	(1,498)	(5,607)
Total changes in ownership interests in subsidiaries		-	-	(4,109)	80,674	76,565	134,672	211,237

Total comprehensive income for the year
Net profit for the year		-	-	-	507,106	507,106	(2,881)	504,225
Other comprehensive income for the year, net of tax			(1,993)	(22,070)	3,122	(20,941)	1,134	(19,807)
Total comprehensive income for the year		-	(1,993)	(22,070)	510,228	486,165	(1,747)	484,418

Balance at December 31, 2020		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands

Cash flows from operating activities
Profit for the year		349,659	875,317	504,225
Adjustments:
Depreciation and amortization		62,876	57,640	34,171
Financing expenses, net	23	5,711	141,361	36,883
Share in profit of associated companies, net	9.A.2	(1,118,175)	(1,250,149)	(160,894)
Gains on disposal of property, plant and equipment, net		-	-	(1,551)
Losses/(gains) related to Qoros	10	-	251,483	(309,918)
Losses/(gains) related to ZIM	9.B.a	727,650	204	(43,505)
Recovery of retained claims	26	-	-	(9,923)
Share-based payments		18,855	18,369	1,110
Income taxes		37,980	4,325	6,145
		84,556	98,550	56,743
Change in trade and other receivables		(28,819)	(1,171)	(9,669)
Change in trade and other payables		(10,100)	(429)	45,061
Cash generated from operating activities		45,637	96,950	92,135
Dividends received from associated companies, net		727,309	143,964	-
Income taxes (paid)/refunded, net		(1,565)	(385)	61
Net cash provided by operating activities		771,381	240,529	92,196

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands
Cash flows from investing activities
Short-term deposits and restricted cash, net		(46,266)	558,247	(501,618)
Short-term collaterals deposits, net		(19,180)	-	-
Investment in long-term deposits, net		12,750	51,692	6,997
Purchase of other investments		(650,777)	-	-
Proceeds from sale of other investments		308,829	-	-
Long-term advance deposits and prepaid expenses		(11,013)	(6,976)	(57,591)
Long-term loan to an associate		-	(5,000)	-
Proceeds from sale of subsidiary, net of cash disposed off		-	-	407
Acquisition of subsidiary, less cash acquired	11.A.4	-	(659,169)	-
Investments in associated companies, less cash acquired		(2,932)	(8,566)	-
Acquisition of property, plant and equipment		(259,820)	(231,235)	(74,456)
Acquisition of intangible assets		(10,453)	(1,452)	(368)
Proceeds from sale of property, plant and equipment and intangible assets		-	-	546
Reimbursement in respect of right-of-use asset		-	4,823	-
Interest received		6,082	269	709
Income tax paid		-	-	(32,332)
Deferred consideration in respect of acquisition of subsidiary		-	-	(13,632)
Proceeds from/(payment of) transactions in derivatives, net		1,349	(5,635)	(3,963)
Proceeds from distribution from associated companies		4,444	46,729	-
Proceeds from deferred payment		-	-	217,810
Proceeds from sales of interest in ZIM	9.B.a.4	463,549	67,087	-
Proceeds from sale of interest in Qoros	10.3	-	-	219,723
(Payment)/recovery of financial guarantee	10.6	-	(16,265)	6,265
Recovery of retained claims	26	-	-	9,923
Net cash used in investing activities		(203,438)	(205,451)	(221,580)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests		-	(10,214)	(12,412)
Cash distribution and dividends paid	19.D, 19.F	(740,922)	(100,209)	(120,115)
Investments from holders of non-controlling interests in equity of subsidiary		36,725	197,076	32
Costs paid in advance in respect of taking out of loans		(2,845)	(4,991)	(8,556)
Payment of early redemption commission with respect to the debentures	15.1.B	-	(75,820)	(11,202)
Payment in respect of derivative financial instruments, net		(923)	(13,933)	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	11.A.5, 11.A.6	193,148	142,334	216,844
Receipt of long-term loans		102,331	343,126	73,236
Proceeds from issuance of debentures, less issuance expenses	15.2	-	262,750	280,874
Repayment of long-term loans, debentures and lease liabilities		(55,762)	(562,016)	(130,210)
Short-term credit from banks and others, net		-	-	(134)
Acquisition of non-controlling interests		-	-	(7,558)
Interest paid		(25,428)	(31,523)	(24,989)
Net cash (used in)/provided by financing activities		(493,676)	146,580	255,810

Increase in cash and cash equivalents		74,267	181,658	126,426
Cash and cash equivalents at beginning of the year		474,544	286,184	147,153
Effect of exchange rate fluctuations on balances of cash and cash equivalents		(13,640)	6,702	12,605
Cash and cash equivalents at end of the year		535,171	474,544	286,184

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

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on March 30, 2023.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars (“$”), which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

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

1.	Allocation of acquisition costs (CPV)

The Group makes estimates with respect to allocation of excess consideration to tangible and intangible assets and to liabilities. The Group has considered the report from a qualified external valuer to establish the appropriate valuation techniques and inputs for this assessment. The valuation technique used for measuring the fair values of the material assets: property, plant and equipment, investment in associated companies, and intangible assets is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates. The respective discount rates are estimates and require judgment and minor changes to the discount rates could have had a significant effect on the Group’s evaluation of the transaction completion date fair values of the material assets. Refer to Note 11.A.4 for further details.

In addition, in determining the depreciation rates of the tangible, intangible assets and liabilities, the Group estimates the expected life of the asset or liability.

2.	Long-term investment (Qoros)

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 10.3, as at December 31, 2020, the Group owned a 12% interest in Qoros. The long-term investment (Qoros) was a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option (as described in Note 10.2). The long-term investment (Qoros) was determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment (Qoros) took into account the underlying asset’s price volatility.

In April 2021, Quantum entered into an agreement to sell its remaining 12% equity interest in Qoros. As a result, Kenon accounted for the fair value of the long-term investment (Qoros) based on the present value of the expected cash flows. Refer to Note 10.5 for further details.

3.	Recoverable amount of cash-generating unit that includes goodwill (CPV)

The calculation of the recoverable amount of cash-generating units to which goodwill balances are allocated is based, among other things, on the projected expected cash flows and discount rate. For further information, see Note 13.C and 13.D.

4.	Recoverable amount of cash-generating unit of investment in equity-accounted companies (ZIM)

The carrying amounts of investments in equity-accounted companies are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the investments is estimated. For further information, see Note 9.B.a.5.

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

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted a few new standards which are effective from January 1, 2022, including those listed below. These new standards and amendments do not have a material effect on the Group’s consolidated financial statements.

Note 3 – Significant Accounting Policies (Cont’d)

Amendments to IAS 16 – Property, plant and equipment: Proceeds before intended use

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, the company will recognize such sales proceeds and related cost in its consolidated profit or loss.

The amendments require companies to apply the amendments retrospectively to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements. The impact of the amendments to the Group are immaterial, hence prior year numbers are not restated.

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

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

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

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables and other investments on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset, other than a trade receivable without a significant financing component, or a financial liability, is initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - classification and subsequent measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial assets, in which case the affected financial assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at FVTPL:
-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and
-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

In subsequent periods, financial assets at amortized cost are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

Debt investments measured at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are recognized in profit or loss.

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

If the Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

Financial liabilities – Initial classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at FVTPL. Financial liabilities are classified as measured at FVTPL if it is held for trading or it is designated as such on initial recognition, and are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

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

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changes as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. No immediate gain or loss is recognized. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
-	the change is necessary as a direct consequence of the reform; and
-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:
-	Contract assets (as defined in IFRS 15);
-	Financial assets measured at amortized cost;
-	Financial guarantees;
-	Debt investments;
-	Lease receivables.

Simplified approach

The Group applies the simplified approach to provide for expected credit losses (“ECLs”) for all trade receivables (including lease receivables) and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

The ECLs expected over the life of the instrument are ECLs arising from all potential default events throughout the life of the financial instrument.

ECLs in a 12-month period are the portion of the ECLs arising from potential default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

The Group’s credit risk exposure for trade receivables and contract asset are set out in Note 29 Financial Instruments.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at FVOCI have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events (i.e. significant financial difficulty of the debtor) that adversely affect the future cash flows estimated for such financial asset.

Presentation of impairment and allowance for ECLs in the statement of financial position

A provision for ECLs in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

Note 3 – Significant Accounting Policies (Cont’d)

For debt investments at FVOCI, loss allowances are charged to profit or loss and recognized in OCI. Loss allowances are presented under financing expenses.

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

Hedge accounting

As of December 31, 2022 and 2021, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

Hedges directly affected by interest rate benchmark reform

Phase 1 amendments: Prior to interest rate benchmark reform – when there is uncertainty arising from Interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Group assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Group will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the contractual cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

Note 3 – Significant Accounting Policies (Cont’d)

Phase 2 amendments: Replacement of benchmark interest rates – when there is no longer uncertainty arising from interest rate benchmark reform

When the basis for determining the contractual cash flows of the hedged item or the hedging instrument changes as a result of interest rate benchmark reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by interest rate benchmark reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
-	the change is necessary as a direct consequence of the reform; and
-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

For this purpose, the hedge designation is amended only to make one or more of the following changes:
-	designating an alternative benchmark rate as the hedged risk;
-	updating the description of hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or
-	updating the description of the hedging instrument.

The Group amends the description of the hedging instrument only if the following conditions are met:
-	it makes a change required by interest rate benchmark reform by using an approach other than changing the basis for determining the contractual cash flows of the hedging instrument;
-	it chosen approach is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and
-	the original hedging instrument is not derecognized

The Group also amends the formal hedge documentation by the end of the reporting period during which a change required by interest rate benchmark reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation for changes required by interest rate benchmark reform as mentioned above.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by interest rate benchmark reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedges

The Group designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (‘forward points’) is separately accounted for as a cost of hedging and recognized in a cost of hedging reserve within equity. When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve and the cost of hedging reserve remains in equity until, for a hedge of a transaction resulting in recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

Financial guarantees

The Group irrevocably elects on a contract by contract basis, whether to account for a financial guarantee in accordance with IFRS 9.

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

Note 3 – Significant Accounting Policies (Cont’d)

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

Note 3 – Significant Accounting Policies (Cont’d)

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

J.	Impairment of non-financial assets

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

Note 3 – Significant Accounting Policies (Cont’d)

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

K.	Employee benefits

(1)	Short-term employee benefits

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

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date and is recognized as an expense with a corresponding increase in liabilities over the period that the employees become unconditionally entitled to payment. With respect to grants made to senior executives of OPC, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

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

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan (“Share Incentive Plan”). The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognizes the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

L.	Provisions

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

M.	Revenue recognition

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

The Group recognizes compensation paid to customers in respect of delays in the commercial operation date of the power plant on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in revenue from contracts with customers.

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

Note 3 – Significant Accounting Policies (Cont’d)

N.	Government grants

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

O.	Deposits received from consumers

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

P.	Financing income and expenses

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

The Group’s finance income and finance costs include:
•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of held-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

Q.	Income taxes

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

Note 3 – Significant Accounting Policies (Cont’d)

R.	Earnings per share

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

S.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

T.	Discontinued operations

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

The changes in each cash flow based on operating, investing and financing activities are reported in Note 26 Discontinued Operations.

U.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM"). As at December 31, 2022, based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments, which are OPC Power Plants, CPV Group, and ZIM. These segments are based on the different services offered in different geographical locations and also based on how they are managed.

The following summary describes the Group’s reportable segments:

1.
OPC Power Plants – OPC Power Plants Ltd. (“OPC Power Plants”) (formerly OPC Israel Energy Ltd.) is a wholly owned subsidiary of OPC Energy Ltd. (“OPC”), which generates and supply electricity and energy in Israel.

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

Apart from ZIM, the CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, financing expenses, income taxes and other items. The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The CODM evaluates the operating segment performance of ZIM based on share of results and dividends received.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

Note 3 – Significant Accounting Policies (Cont’d)

In determining the information to be presented on a geographical basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

V.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

W.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2022 and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1),
-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
-	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
-	Definition of Accounting Estimate (Amendments to IAS 8)

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment (Qoros)

See Note 29 Financial Instruments.

B.	Non-derivative financial liabilities

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

C.	Fair value of equity-accounted investments (ZIM)

The fair value of equity-accounted investments may be accounted for based on:

1.	the investment as a whole; or
2.	each individual share making up the investment.

In determining the fair value of equity-accounted investments, the Group has elected to account for as an individual share making up the investment and that no premium is added to the fair value of equity-accounted investments.

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2022	2021
	$ Thousands
Cash and cash equivalents in banks	361,580	425,017
Time deposits	173,591	49,527
	535,171	474,544

The Group held cash and cash equivalents which are of investment grade based on Standard and Poor’s Ratings.

Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2022	2021
	$ Thousands
Short-term deposits with bank and others	35,662	50
Short-term restricted cash	10,328	179
	45,990	229

The Group held short-term deposits and restricted cash which are of investment grade based on Standard and Poor’s Ratings.

Note 7 – Other Investments

	As at December 31,
	2022	2021
	$ Thousands
Debt investments - at FVOCI	344,780	-

The Group held debt investments at FVOCI which are of investment grade based on Standard and Poor’s Ratings and have stated interest rates of 0.26% to 5.94% (2021: Nil) with an average maturity of 2 years. These debt investments are expected to be realized within the next 12 months.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 29 Financial Instruments.

Note 8 – Other Current Assets

	As at December 31,
	2022	2021
	$ Thousands
Advances to suppliers	1,219	459
Inventories	1,928	1,706
Prepaid expenses	10,004	6,639
Input tax receivable	4,660	5,029
Indemnification asset (1)	-	9,047
Deposits in connection with projects under construction (2)	35,475	16,398
Others	5,670	4,101
	58,956	43,379

(1)	Relates to compensation receivable from OPC Hadera contractor as a result of the delay in the construction of the Hadera Power Plant. Please refer to Note 18.A.2.a for further details.
(2)
Relates to collateral provided to secure a hedging agreement in CPV Valley amounting to $20 million (2021: Nil) and collaterals provided in connection with renewable energy projects under development in the United States amounting to $15 million.

Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

			CPV		CPV		CPV		CPV		CPV		CPV
	ZIM		Fairview		Maryland		Shore		Towantic		Valley		Three Rivers
	As at December 31,
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$ Thousands
Principal place of business	International		US		US		US		US		US		US
Proportion of ownership interest	21%	26%	25%	25%	25%	25%	37.5%	37.5%	26%	26%	50%	50%	10%	10%

Current assets	4,271,600	5,084,865	98,942	107,380	73,985	26,649	92,808	45,538	86,698	38,558	59,191	35,783	32,626	2,997
Non-current assets	7,353,700	4,756,973	938,869	986,321	654,720	669,668	983,576	1,039,153	936,268	952,997	678,540	705,501	1,338,392	949,385
Current liabilities	(2,662,200)	(2,756,595)	(166,468)	(136,136)	(73,883)	(37,067)	(53,619)	(7,904)	(133,746)	(124,247)	(542,176)	(85,176)	(47,939)	(20,921)
Non-current liabilities	(3,067,200)	(2,485,714)	(400,309)	(591,169)	(320,518)	(356,838)	(649,860)	(727,037)	(490,610)	(538,750)	(6,450)	(537,310)	(820,943)	(708,402)
Total net assets	5,895,900	4,599,529	471,034	366,396	334,304	302,412	372,905	349,750	398,610	328,558	189,105	118,798	502,136	223,059

Group's share of net assets	1,217,797	1,182,810	117,759	91,599	83,576	75,603	139,951	131,261	103,639	85,425	94,553	59,399	60,609	56,021
Adjustments:
Excess cost	138,071	171,402	80,414	81,678	(14,396)	(14,854)	(52,777)	(56,330)	26,615	26,799	(806)	(1,223)	8,379	8,379
Total impairment loss	(928,809)	-	-	-	-	-	-	-	-	-	-	-	-	-

Book value of investment	427,059	1,354,212	198,173	173,277	69,180	60,749	87,174	74,931	130,254	112,224	93,747	58,176	68,988	64,400

Investments in associated companies	427,059	1,354,212	198,173	173,277	69,180	60,749	87,174	74,931	130,254	112,224	93,747	58,176	68,988	64,400

As at December 31, 2022, the Group also has interests in a number of individually immaterial associates.

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

				CPV		CPV		CPV		CPV		CPV		CPV
	ZIM			Fairview		Maryland		Shore		Towantic		Valley		Three Rivers		Qoros**
	For the year ended December 31,
	2022	2021	2020	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2020***
	$ Thousands

Revenue	12,561,600	10,728,698	3,991,696	373,967	199,030	243,710	170,292	261,386	189,985	494,665	258,292	405,548	139,473	(2,722)	174	23,852

Income / loss*	4,619,400	4,640,305	517,961	98,907	9,666	33,249	5,420	6,853	16,247	47,436	18,520	69,138	(58,793)	(7,934)	(9,281)	(52,089)

Other comprehensive income *	(41,200)	(3,462)	5,854	15,730	11,192	6,419	10,983	16,301	7,779	22,616	11,140	1,178	3,710	53,814	19,361	(3)

Total comprehensive income	4,578,200	4,636,843	523,815	114,637	20,858	39,668	16,403	23,154	24,026	70,052	29,660	70,316	(55,083)	45,880	10,080	(52,092)

Kenon’s share of comprehensive income	1,023,567	1,258,913	167,621	28,659	5,214	9,917	4,101	8,690	9,017	18,214	7,711	35,158	(27,542)	4,588	1,008	(6,251)

Adjustments	558	1,116	1,394	(1,267)	(1,249)	458	2,354	3,554	3,644	(184)	50	413	681	-	-	3

Kenon’s share of comprehensive income presented in the books	1,024,125	1,260,029	169,015	27,392	3,965	10,375	6,455	12,244	12,661	18,030	7,761	35,571	(26,861)	4,588	1,008	(6,248)

*	Excludes portion attributable to non-controlling interest.
**
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2020 were approximately $13 million, $1 million, $18 million and $nil thousand respectively.

***
The 2020 equity accounted results reflect Kenon’s share of losses in Qoros until the completion date of the sale, i.e. April 29, 2020. Subsequent to that, Qoros was reclassified as to Long-term investment (Qoros). Refer to Note 10 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1.	Financial position

As of December 31, 2022, ZIM’s total equity amounted to $5.9 billion (2021: $4.6 billion) and its working capital amounted to $1.6 billion (2021: $2.3 billion). During the year ended December 31, 2022, ZIM recorded operating profit of $6.1 billion (2021: $5.8 billion; 2020: $722 million) and net profit of $4.6 billion (2021: 4.6 billion; 2020: $524 million).

		For the year ended
		December 31
		2022	2021	2020
	Note	$ Thousands	$ Thousands	$ Thousands
Gain on dilution from ZIM IPO	9.B.a.2	-	9,724	-
Loss on dilution from ZIM options exercised	9.B.a.3	(3,475)	(39,438)	-
Gain on sale of ZIM shares	9.B.a.4	204,634	29,510	-
(Impairment)/write back of ZIM investment	9.B.a.5	(928,809)	-	43,505
		(727,650)	(204)	43,505

2.	Initial public offering

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

3.	Exercise of ZIM options

In 2022, ZIM issued approximately 407 thousand (2021: 5.2 million) shares as a result of options being exercised. As a result of the issuance, Kenon recognized a loss on dilution of approximately $3 million (2021: $39 million) in its consolidated financial statements.

4.	Sales of ZIM shares

Between September and November 2021, Kenon sold approximately 1.2 million ZIM shares at an average price of $58 per share for a total consideration of approximately $67 million. As a result, Kenon recognized a gain on sale of approximately $30 million in its consolidated financial statements. As at December 31, 2021, as a result of the sales of ZIM shares and the issuance of new shares described in Note 9.B.a.3, Kenon’s interest in ZIM reduced from 28% to 26%.

In March 2022, Kenon sold approximately 6 million ZIM shares at an average price of $77 per share for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements. As at December 31, 2022, as a result of the sales of ZIM shares and the issuance of new shares described in Note 9.B.a.3, Kenon’s interest in ZIM reduced from 26% to 21%.

Note 9 – Investment in Associated Companies (Cont’d)

5.	Impairment assessment

For the purposes of Kenon’s impairment assessment of its investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”).

Year Ended December 31, 2022

Kenon identified indicators of impairment in accordance with IAS 28 as a result of a significant decrease in ZIM’s market capitalization towards the end of 2022. Therefore, the carrying value of Kenon’s investment in ZIM was tested for impairment in accordance with IAS 36.

Kenon assessed the fair value of ZIM to be its market value as at December 31, 2022 and also assessed that, based solely on publicly available information within the current volatile shipping industry, no reasonable VIU calculation could be performed. As a result, Kenon concluded that the recoverable amount of its investment in ZIM is the market value. ZIM is accounted for as an individual share making up the investment and therefore no premium is added to the fair value of ZIM. Kenon measures the recoverable amount based on FVLCOD, measured at Level 1 fair value measurement under IFRS 13.

Given that market value is below carrying value Kenon recognized an impairment of $929 million.

Year Ended December 31, 2021

Kenon did not identify any objective evidence that its net investment in ZIM was impaired as at 31 December 31, 2021 and therefore, in accordance with IAS 28, no assessment of the recoverable amount of ZIM was performed.

Year Ended December 31, 2020

Due to an improvement in ZIM’s financial performance in 2020, Kenon, independently from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with IAS 28 and IAS 36. For the year ended December 31, 2020, Kenon concluded that the carrying amount of the investment in ZIM is lower than the recoverable amount, and therefore, a $44 million reversal of previously recorded impairment was recognized.

The valuation was based on publicly available information and earnings of ZIM over the 12-month period to December 31, 2020.

The independent valuer arrived at a range of equity for ZIM between $430 million and $585 million after adjustments for net debt. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

Note 9 – Investment in Associated Companies (Cont’d)

C.	OPC’s associated companies

			Ownership interest as at December 31
	Note	Main location of company's activities	2022	2021
CPV, Three Rivers, LLC	9.C.1	Illinois	10%	10%
CPV Fairview, LLC	9.C.2	Pennsylvania	25%	25%
CPV Maryland, LLC	9.C.3	Maryland	25%	25%
CPV Shore Holdings, LLC	9.C.4	New Jersey	38%	38%
CPV Towantic, LLC	9.C.5	Connecticut	26%	26%
CPV Valley Holdings, LLC	9.C.6	New York	50%	50%

1.	CPV Three Rivers, LLC (“CPV Three Rivers”)

CPV Three Rivers is a project under construction in Illinois, United States. The commercial operation date is expected to be in Q2 2023.

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

Note 9 – Investment in Associated Companies (Cont’d)

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

CPV Valley’s financial statements as at December 31, 2022 included a disclosure of circumstances related to CPV Valley's ability to repay its liabilities under its credit agreement of over $400 million at the repayment date of the liabilities, i.e. June 30, 2023. CPV Valley's management is negotiating with its financing entities in an effort to defer or refinance its liabilities under the credit agreement. As of the approval date of the consolidated financial statements, CPV Valley is not expected to be able to repay its liabilities under the credit agreement using its cash flows from operating activities. However, CPV Valley management believes that it will be able to defer or refinance its credit agreement by June 30, 2023. As at December 31, 2022, there is no impact to the consolidated financial statements.

Note 10 – Long-term investment (Qoros)

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands
Fair value (loss)/gain on remaining 12% interest in Qoros	10.3, 10.5	-	(235,218)	154,475
(Payment)/recovery of financial guarantee	10.6	-	(16,265)	6,195
Gain on sale of 12% interest in Qoros	10.3	-	-	152,610
Fair value loss on put option	10.3	-	-	(3,362)
		-	(251,483)	309,918

1.
As at December 31, 2022, the Group holds a 12% (2021: 12%) equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% (2021: 25%) equity interest and the remaining 63% (2021: 63%) interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

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

Note 10 – Long-term investment (Qoros) (Cont’d)

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

Subsequent to the sale, the remaining 12% interest in Qoros was accounted for on a fair value basis through profit and loss and, together with the non-current portion of the put option pertaining to the remaining 12% interest (see Note 10.2), was reclassified in the statement of financial position as a long-term investment (Qoros). Upon reclassification, Kenon immediately recognized a fair value gain of approximately $139 million and the long-term investment (Qoros) was initially measured at a combined fair value of approximately $220 million. By the end of 2020, primarily due to the appreciation of RMB against the USD, the fair value of the long-term investment (Qoros) increased by approximately $15 million to $235 million.

In 2020 up until the completion date of the sale and prior to the reclass detailed above, the aggregate current and non-current put option fair value was reduced by approximately $3 million to $68 million. The sale was not made pursuant to the put option described above in Note 10.2.

4.	Agreement to sell remaining 12% interest

In April 2021, Quantum entered into an agreement with the New Qoros Investor to sell all of its remaining 12% interest in Qoros. The total purchase price is RMB1.56 billion (approximately $245 million).

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

As a result of the payment delay, Quantum had exercised the Put Option it has to sell its remaining shares to the New Qoros Investor.

5.
Fair value assessment

In September 2021, in light of the events described above, Kenon performed an assessment of the fair value of the long-term investment (Qoros) under IFRS 13 Fair value measurement. Kenon concluded that the fair value of the long-term investment (Qoros) is zero. Therefore, in 2021 Kenon recognized a fair value loss of $235 million in its consolidated financial statements for the year ended 2021. There were no significant changes in circumstances in 2022 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

6.	Financial Guarantees Provision and Releases

Following completion of the transaction in 2019 as described in Note 10.3, the New Qoros Investor assumed its proportionate obligations with respect to the Qoros loans. As a result of this and repayments by Qoros in relation to its loans, Chery’s obligations under the loan guarantees were reduced. As at December 31, 2019, Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $23 million.

In April 2020, Kenon received $6 million from Chery following repayments by Qoros in relation to its loans. As at December 31, 2020, Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $16 million.

In the fourth quarter of 2021, Chery paid the full amount of its guarantee obligations. As discussed above, Kenon had back-to-back guarantee obligations of approximately $16 million to Chery in respect of guarantees Chery had given for these two loans. Kenon paid the $16 million to Chery and recognized a corresponding $16 million expense in its consolidated statements of profit and loss. Following this payment, Kenon does not have any remaining guarantee obligations with respect to Qoros debt.

Note 10 – Long-term investment (Qoros) (Cont’d)

As at December 31, 2022, Kenon has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. The New Qoros Investor was required to assume its pro rata share of pledge obligations. It has not yet provided all such pledges but has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

Qoros continues to engage in discussions with the lenders and other relevant stakeholders relating to its other outstanding bank loans and resumption of manufacturing production which was shut down in 2021.

7.	Restrictions

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 11 – Subsidiaries

A.	Investments

OPC Energy Ltd.

OPC is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy (electricity, steam and charging services for electric vehicles) in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

ii.	generation and supply of electricity and energy in the United States using renewable energy, including development, construction and management of renewable energy power plants; and
iii.
generation and supply of electricity and energy in the United States using conventional (natural gas) power plants, including development, construction and management of conventional energy power plants in the United States.

In 2022, CPV Group supplied retail electricity sale activities that complement its electricity generation activity through CPV Group.

OPC manages most of its operations in Israel through OPC Power Plants, and its operations in the United States through CPV Group, of which 70% is indirectly held by OPC.

Material subsidiaries

Set forth below are details regarding OPC’s material subsidiaries:

			Ownership interest as at December 31
	Note	Main location of company's activities	2022	2021
OPC Power Plants Ltd. (formerly OPC Israel Energy Ltd.)	11.A. 1	Israel	100%	100%
CPV Group LP	11.A. 2	USA	70%	70%

1.	OPC Power Plants Ltd. (“OPC Power Plants”)

OPC Power Plants (formerly OPC Israel Energy Ltd.), holds most of OPC’s businesses in Israel, such as OPC’s interests in OPC Rotem, OPC Hadera, OPC Tzomet and OPC Sorek 2.

Note 11 – Subsidiaries (Cont’d)

a.	OPC Rotem Ltd. (“OPC Rotem”)

OPC Rotem operates the Rotem Power Plant located in the Rotem Plain. Its operations commenced on July 6, 2013, and OPC Rotem has a license which allows it to produce and sell electricity for a period of 30 years from that date. As at December 31, 2022, OPC Power Plants held 80% interest in OPC Rotem with the remaining 20% is held by Veridis Power Plants Ltd. (“Veridis”). Subsequent to the year-end, OPC Rotem became a wholly-owned subsidiary of OPC Power Plants. Refer to Note 30 for further details.

b.	OPC Hadera Ltd. (“OPC Hadera”)

OPC Hadera holds a permanent power generation license using cogeneration technology for the Hadera Power Plant (i.e. generating both electricity and steam), with 144 MW installed capacity, and a supply license. The generation license has a validity of 20 years, and may be extended for an additional 10 years subject to regulatory approval. OPC Hadera owns the Energy Center (boilers and turbines on the premises of Infinya Ltd. (“Infinya”)). The Energy Center operates as a back-up for the supply of steam.

OPC Hadera supplies all the electricity and steam needs of Infinya, which is located adjacent to the Hadera Power Plant, for a contracted period of 25 years, through the Hadera Power Plant and the Energy Center, which serves as a back-up for the supply of steam. In October 2021 the Hadera Power Plant was connected to Infinya by way of a direct electricity line.

c.	Tzomet Energy Ltd. (“OPC Tzomet”)

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

Lease of OPC Tzomet land

In January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 8.5 hectares for the construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”). ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – the “Development Agreement”), which after fulfilment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, i.e. up to November 4, 2044. Tzomet Netiv Limited Partnership (“Joint Company’) own the rights in the Land, and the composition is as follows i) General Partner of the Tzomet Netiv Limited Partnership holds 1%, in which the Kibbutz and OPC Tzomet hold 26% and 74% respectively, ii) Limited partners hold 99%, where the Kibbutz (26%) and OPC Tzomet (73%) hold rights as limited partners.

In February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

In January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) of about NIS 207 million (approximately $60 million) (not including VAT) was set (hereinafter – “the Initial Assessment”). OPC Tzomet, on behalf of the Joint Company, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through OPC, the balance, at the rate of 25% as a bank guarantee in favor of ILA. In January 2021, a final assessment was received from ILA where the value of the usage fees in the land for a period of 25 years, to construct a power plant with a capacity of 396 MW was NIS 200 million (approximately $62 million) (the “Final Assessment”). In March 2021, a reimbursement of NIS 7 million (approximately $2 million), which included linkage differences and interest in respect of the difference between capitalized fees paid and the Final Assessment amount, was received. In addition, the bank guarantee was also reduced by the amount of 25% of said difference.

Note 11 – Subsidiaries (Cont’d)

In February 2021, the Joint Company submitted a legal appeal regarding the Final Assessment amount, which the ILA dismissed in August 2021. In November 2021, the Joint Company filed an assessor objection.

As at December 31, 2022, the amounts paid in respect of the land was classified in the consolidated statement of financial position under “Right‑of‑use assets, net”. The unpaid balance of the Initial Assessment of approximately NIS 4 million (approximately $2 million) [2021: NIS 52 million (approximately $17 million)] was classified in the consolidated statement of financial position as at December 31, 2022 as current maturities of lease liabilities.

d.	OPC Sorek 2 Ltd. (“OPC Sorek 2”)

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility) with a generation capacity of about 87 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel. OPC undertook to construct the Sorek B Generation Facility within 24 months from the date of approval of the National Infrastructure Plan (approved in November 2021), and to supply energy at a specific scope of capacity to the Sorek B Desalination Facility.

Establishment of the Sorek B Generation Facility is contingent on, among other things, completion of the planning and/or licensing processes and receipt of approval with respect to the ability to output electricity from the site, which as at the submission date of the report had not yet been received.

e.	Additional subsidiaries in Israel

OPC Holdings Israel Ltd. (“OPC Holdings Israel”)

In May 2022, OPC formed a new subsidiary, OPC Holdings Israel and entered into an investment and share exchange transaction with Veridis to hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”). Refer to Note 30 for further details.

OPC Operations Ltd. (“Hadera Operations Company”)

In July 2016, OPC Hadera engaged in an agreement for the ongoing operation and maintenance of the Hadera Power Plant with Hadera Operations Company, for a period of 20 years from the date of commencement of commercial operation. Under the engagement, Hadera Operations Company undertook to provide services to the Hadera Power Plant in the construction, maintenance and operation of Hadera Power Plant after its commercial operation. In October 2019, OPC provided a corporate execution guarantee of NIS 21 million (approximately $6 million) to secure the commitments of Hadera Operations Company towards OPC Hadera.

AGS Rotem Ltd. (“Rotem 2”)

Rotem 2 is a privately-held company that is advancing the construction of a power plant on land adjacent to the Rotem Power Plant. As at December 31, 2022, OPC held 80% of the issued and paid up share capital of Rotem 2 and the remaining shares of Rotem 2 are held by Veridis. Subsequent to the year-end, Rotem 2 is a wholly-owned subsidiary of OPC Holdings Israel. Refer to Note 30 for further details.

OPC Gas Limited Partnership (“OPC Gas”)

OPC Gas is a limited partnership that, as part of the Group's energy production and supply activity, supplies natural gas for OPC’s needs, including for OPC’s projects to establish energy generation facilities at the consumer's premises, as well as selling natural gas to third parties.

Note 11 – Subsidiaries (Cont’d)

OPC Hadera Expansion Ltd. (“OPC Hadera 2”)

OPC Hadera 2 is involved in the construction of a power plant for the generation of electricity using natural gas on land owned by Infinya located adjacent to the Hadera Power Plant. OPC Hadera 2 entered into an agreement with Infinya to lease a 6.8 hectares plot near the Hadera Power Plant, which had its lease option extended in December 2022 by 5 years. In December 2022, NIS 8 million (approximately $2 million) was paid to Infinya for the exercise of the option.

Gnrgy Ltd. (“Gnrgy”)

Gnrgy is a private company offering electric vehicles charging services. In April 2021, OPC entered into an agreement to purchase an interest in Gnrgy, whose business focuses on e-mobility charging stations. Pursuant to the purchase agreement, in May 2021 OPC acquired a 27% interest for a consideration of NIS 25 million (approximately $8 million), and in December 2021 acquired a further 24% interest for a consideration of NIS 42 million (approximately $14 million), of which NIS 13 million (approximately $4 million) was paid in installments bearing 5% additional interest. As at December 31, 2022, OPC held a 51% (2021: 51%) interest in Gnrgy.

Gnrgy's founder retained the remaining interests in Gnrgy and entered into a shareholders’ agreement with OPC, which among other things gave OPC an option to acquire a 100% interest in Gnrgy (the “Purchase Option”). The exercise price of the Purchase Option will be derived from the fair value of Gnrgy on the exercise date, assuming an agreed‑to rate, but no less than a price based on the value of the original transaction. The exercise period of the Purchase Option will be the period of time determined after approval of Gnrgy’s financial statements for each of the years 2024 through 2026.

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

In July 2021, Gnrgy received a virtual supply license.

2.	CPV Group LP (“CPV Group”)

CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short to medium periods. Refer to Note 9.C for further details on associates of CPV Group.

3.	OPC Power Ventures LP (“OPC Power”)

In October 2020, OPC signed a partnership agreement (the “Partnership Agreement” and the “Partnership”, where applicable) with three financial entities to form OPC Power, whereby the limited partners in the Partnership are OPC which holds a 70% interest, Clal Insurance Group which holds a 12.75% interest, Migdal Insurance Group which holds a 12.75% interest, and a corporation from Poalim Capital Markets which holds a 4.5% interest.

Note 11 – Subsidiaries (Cont’d)

The General Partner of the Partnership, a wholly-owned company of OPC, will manage the Partnership’s business as its General Partner, with certain material actions (or which may involve a conflict of interest between the General Partner and the limited partners), requiring approval of a majority a of special majority (according to the specific action) of the institutional investors which are limited partners. The General Partner is entitled to management fees and success fees subject to meeting certain achievements.

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

In 2022, the Limited Partners in the Partnership provided OPC Power with equity investments totaling $122 million (NIS 409 million) and provided it with loans for a total amount of $38 million (NIS 127 million), respectively, each in accordance with its proportionate share. As December 31, 2022, total investments in the Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to $779 million (approximately NIS 2,741 million), and $271 million (approximately NIS 953 million), respectively. Subsequent to the reporting date, further investments in equity and shareholders’ loans totaling NIS 370 million ($103 million) and NIS 115 million ($32 million), respectively, were advanced. As at the date of the approval of the financial statements, the total balance of investment undertakings and shareholders’ loans of all partners is estimated at $135 million (NIS 475 million).

4.	Acquisition of CPV Group

On January 25, 2021 (“Transaction Completion Date”), the Group acquired 70% of the rights and holdings in CPV Power Holdings LP; Competitive Power Ventures Inc.; and CPV Renewable Energy Company Inc through the limited partnership, CPV Group LP (the “Buyer”). For the year ended December 31, 2021, the Group’s consolidated results comprised results of the CPV Group from Transaction Completion Date through to year end.

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the sellers approximately $648 million, and about $5 million for a deposit which remains in the CPV Group.

OPC partially hedged its exposure to changes in the cash flows from payments in US dollars in connection with the agreement for acquisition of the CPV Group by means of forward transactions and dollar deposits. OPC chose to designate the forward transactions as an accounting hedge. On the Transaction Completion Date, OPC recorded an amount of approximately NIS 103 million (approximately $32 million) that was accrued in a hedge capital reserve to the investment cost in the CPV Group.

The contribution of the CPV Group to the Group’s revenue and consolidated loss from the acquisition date until December 31, 2021 amounted to $51 million and $47 million, respectively.

Following the acquisition of CPV Group, the fair value of identifiable assets and liabilities as of the acquisition date had been determined to be $580 million. Accordingly, goodwill of $105 million (including goodwill arising from hedging) was recognized, which reflects the potential of future activities of CPV Group in the market in which it operates.

Note 11 – Subsidiaries (Cont’d)

5.	Issuances of new shares by OPC

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

In addition, in October 2020, OPC completed a private offer of 11,713,521 ordinary shares to institutional entities from the Clal group and Phoenix group. The price per ordinary share with respect to each of the offerees was NIS 29.88, which was determined through negotiations between the offerees. The gross proceeds from the issuance amount to approximately NIS 350 million (approximately $103 million) and the issuance expenses amount to approximately NIS 5 million (approximately $1 million). Following completion of the share issuances in 2020, as at December 31, 2020 Kenon registered a decrease of 8% in equity interest in OPC from 70% to 62%. Accordingly, in 2020 the Group recognized $136 million in non-controlling interests and $182 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

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

In July 2022, OPC issued to the public 9,443,800 ordinary shares of NIS0.01 par value each. The issuance was carried out by way of uniform offering with a quantity range, and a tender for the unit price and quantity. Gross issuance proceeds amounted to NIS 331 million (approximately $94 million), and issuance expenses were approximately NIS 9 million (approximately $2 million). Kenon took part in the issuance, and was issued 3,898,000 ordinary shares for a gross amount of $39 million.

In September 2022, OPC issued to qualified investors 12,500,000 ordinary shares of NIS 0.01 par value each. Gross issuance proceeds amounted to NIS 500 million (approximately $141 million), and issuance expenses were approximately NIS 6 million (approximately $1 million). Kenon did not take part in the issuance.

Following completion of the share issuances in 2022, Kenon registered a decrease of 4% in equity interest in OPC from 59% to 55%. Accordingly, the Group recognized $136 million in non-controlling interests and $58 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

6.	Rights issuance

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

Following completion of the share issuance as described in Note 11.5 and the above rights issuances in 2021, Kenon registered a decrease in equity interest in OPC from 59% to 55%. Accordingly, the Group recognized $104 million in non-controlling interests and $38 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2022, 2021 and 2020 that has material NCI:

	As at and for the year ended December 31,
	2022	2021	2020
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	56.20%	53.14%	39.09%
Current assets	419,636	346,380	693,913
Non-current assets	2,289,101	2,141,744	1,040,400
Current liabilities	(184,418)	(230,518)	(221,975)
Non-current liabilities	(1,283,445)	(1,341,962)	(980,028)
Net assets	1,240,874	915,644	532,310
Carrying amount of NCI	697,433	486,598	208,080

Revenue	573,957	487,763	385,625
Profit/(loss) after tax	65,352	(93,898)	(12,583)
Other comprehensive income	(11,249)	74,219	(2,979)
Profit/(loss) attributable to NCI	37,007	(54,022)	(2,567)
OCI attributable to NCI	(568)	33,661	(616)
Cash flows from operating activities	62,538	119,264	104,898
Cash flows from investing activities	(328,610)	(256,200)	(643,942)
Cash flows from financing activites excluding dividends paid to NCI	285,898	311,160	489,919
Dividends paid to NCI	-	(10,214)	(12,412)
Effect of changes in the exchange rate on cash and cash equivalents	(13,545)	6,717	12,566
Net increase/(decrease) in cash and cash equivalents	6,281	170,727	(48,971)

* The NCI percentage represents the effective NCI of the Group

Note 12 – Property, Plant and Equipment, Net

A.	Composition

	Roads, buildings and leasehold improvements	Facilities, machinery and equipment	Wind turbines	Computers	Office furniture and equipment	Assets under construction	Other	Total
	$ Thousands
Cost
Balance at January 1, 2021	72,222	763,828	-	763	1,132	127,116	43,840	1,008,901
Additions	5,709	2,527	894	-	240	252,096	5,761	267,227
Disposals	(453)	-	(972)	-	(150)	-	(1,885)	(3,460)
Reclassification	2,242	-	-	(763)	(808)	-	(671)	-
Acquisitions as part of a business	1,682	-	29,922	-	-	18,990	-	50,594
Differences in translation reserves	2,554	25,920	-	-	-	11,578	1,097	41,149

Balance at December 31, 2021	83,956	792,275	29,844	-	414	409,780	48,142	1,364,411
Additions	3,442	18,657	191	-	(8)	185,938	46,025	254,245
Disposals	(160)	(13,007)	(43)	-	-	(1,969)	(12,769)	(27,948)
Reclassification	-	-	-	-	-	3	(3)	-
Differences in translation reserves	(9,633)	(75,558)	-	-	-	(41,164)	(6,016)	(132,371)

Balance at December 31, 2022	77,605	722,367	29,992	-	406	552,588	75,379	1,458,337

Accumulated depreciation
Balance at January 1, 2021	12,799	175,633	-	511	757	-	640	190,340
Additions	3,453	36,620	634	-	71	-	-	40,778
Disposals	(240)	-	(71)	-	(151)	-	-	(462)
Reclassification	1,585	-	-	(511)	(434)	-	(640)	-
Differences in translation reserves	551	7,384	-	-	-	-	-	7,935

Balance at December 31, 2021	18,148	219,637	563	-	243	-	-	238,591
Additions	3,864	37,057	1,109	-	80	-	-	42,110
Disposals	(10)	(13,007)	(21)	-	(8)	-	-	(13,046)
Differences in translation reserves	(3,557)	(28,182)	-	-	-	-	-	(31,739)

Balance at December 31, 2022	18,445	215,505	1,651	-	315	-	-	235,916

Carrying amounts
At January 1, 2021	59,423	588,195	-	252	375	127,116	43,200	818,561
At December 31, 2021	65,808	572,638	29,281	-	171	409,780	48,142	1,125,820
At December 31, 2022	59,160	506,862	28,341	-	91	552,588	75,379	1,222,421

Note 12 – Property, Plant and Equipment, Net (Cont’d)

B.	The amount of borrowing costs capitalized in 2022 was approximately $16 million (2021: $7 million).

C.	Fixed assets purchased on credit in 2022 was approximately $47 million (2021: $39 million).

D.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2022	2021
	$ Thousands
Depreciation and amortization included in gross profit	56,853	53,116
Depreciation and amortization charged to selling, general and administrative expenses	6,023	4,524
Depreciation and amortization from continuing operations	62,876	57,640

Note 13 – Intangible Assets, Net

A.	Composition:

	Goodwill*	PPA**	Others	Total
	$Thousands
Cost
Balance as at January 1, 2021	21,596	-	2,372	23,968
Acquisitions as part of business combinations	118,458	110,446	3,410	232,314
Additions	-	-	1,451	1,451
Translation differences	158	-	237	395
Balance as at December 31, 2021	140,212	110,446	7,470	258,128
Additions	-	-	10,799	10,799
Translation differences	(1,599)	-	(1,316)	(2,915)
Balance as at December 31, 2022	138,613	110,446	16,953	266,012

Amortization
Balance as at January 1, 2021	21,455	-	1,061	22,516
Amortization for the year	-	10,947	339	11,286
Translation differences	-	-	44	44
Balance as at December 31, 2021	21,455	10,947	1,444	33,846
Amortization for the year	-	10,569	991	11,560
Translation differences	-	-	(189)	(189)
Balance as at December 31, 2022	21,455	21,516	2,246	45,217

Carrying value
As at January 1, 2021	141	-	1,311	1,452
As at December 31, 2021	118,757	99,499	6,026	224,282
As at December 31, 2022	117,158	88,930	14,707	220,795

*	Relates mainly to goodwill arising from acquisition of CPV Group and Gnrgy of $105 million and $14 million respectively. Refer to Note 11.A.4 for further information.
**	Relates to the power purchase agreement from the acquisition of CPV Keenan, which is part of the CPV Group.

Note 13 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2022	2021
	$ Thousands
Intangible assets with a finite useful life	103,637	105,525
Intangible assets with an indefinite useful life or not yet available for use	117,158	118,757
	220,795	224,282

C.	Impairment testing of goodwill arising from acquisition of CPV Group

As part of the acquisition of the CPV Group as described in Note 11.A.4, on the acquisition date, OPC recognized goodwill of $105 million, which reflects the future growth potential of the CPV Group’s operations. In 2022, OPC reallocated the goodwill to the renewable energies segment in the United States, since it believes that this allocation reflects fairly the nature of the goodwill that had arisen from the acquisition., especially through renewable energy, which OPC recognizes as a cash-generating unit.

  OPC conducted an impairment test as of December 31, 2022. OPC has considered the report from a qualified external valuer regarding the recoverable amount of the cash-generating unit based on discounted expected future cash flows provided by OPC. Projects under commercial operation and projects under construction were estimated by discounting expected future cash flows before tax by applying the discount rate, which is represented by the weighted average cost of capital (“WACC”) after tax. Projects under development were estimated at cost.

Below are the main assumptions used in the valuation:

1.
Forecast years - represents the period spanning from January 1, 2023 to December 31, 2054, based on the estimate of the economic life of the power plants and their value as at the end of the forecast period.

2.
Market prices and capacity - market prices (electricity, gas, capacity, etc.) were provided by an external independent appraiser, the cash flow forecasts were made for each power plant separately, taking into account the relevant electricity market (NYISO, ISO-NE, PJM and SPP) and the relevant regulation.

3.	The annual inflation rate of 2.3% equals the derived 10-year inflation rate as of the estimate date.

4.	The WACC - calculated for each material project separately, and ranges between 6.75% (project with agreements for sale of the entire capacity) and 8%.

OPC used a relevant discount rate reflecting the specific risks associated with the future cash flow of a cash-generating unit.

As of December 31, 2022, the recoverable amount of the cash-generating unit of the CPV Group, which is relating to the renewable energies segment in the United States exceeds its book value and therefore, no impairment has been recognized for them. The fair value measurement was classified at Level 3 due to the use of input that is not based on observable market inputs in the assessment model.

As of the report date, in accordance with management's assessments regarding future industry trends, which are based on external and internal sources, OPC has not identified any key assumptions in which possible likely changes may occur, which would cause the CPV Group's recoverable amount to decrease below its carrying amount.

D.	Impairment testing of goodwill arising from acquisition of Gnrgy

As part of the acquisition of Gnrgy in December 2021, as set out in Note 11.A.1.e, OPC recognized goodwill totaling $14 million, which reflects the potential of future activities of Gnrgy in the market in which it operates.

As of December 31, 2022, the Company conducted annual impairment testing in accordance with the provisions of IAS 36. The recoverable amount of Gnrgy’s activity, which represents the lowest level in which goodwill is monitored, was set using the fair value method, net of costs to sell, based on discounting expected future cash flows.

As of December 31, 2022, Gnrgy’s recoverable amount exceeds its carrying amount, and therefore, no impairment loss was recognized in respect of goodwill. As of the report date, in accordance with management’s assessments, a reasonable change in the key assumptions used to determine the recoverable amount will not cause a recognition of an impairment loss in respect of goodwill.

Note 14 – Long-Term Prepaid Expenses and Other Non-Current Assets

	As at December 31,
	2022	2021
	$ Thousands
Deferred expenses, net (1)	32,840	42,840
Contract costs	4,337	5,119
Other non-current assets	13,637	9,307
	50,814	57,266

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 29, in connection with financial instruments.

	As at December 31
	2022	2021
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	26,113	21,861
Non-convertible debentures	9,497	7,125
Others	3,652	9,325
	39,262	38,311

Non-current liabilities
Loans from banks and others	610,434	596,489
Non-convertible debentures	513,375	575,314
	1,123,809	1,171,803

Total	1,163,071	1,210,114

Note 15 – Loans and Debentures (Cont’d)

A.1	Classification based on currencies and interest rates

	Weighted- average interest rate December 31	As at December 31,
	2022	2022	2021
	%	$Thousands

Debentures
In shekels	2.50% - 2.75%	522,872	582,439

Loans from banks and others
In shekels	2.40% - 5.40%	640,199	627,675

		1,163,071	1,210,114

As at December 31, 2022 and December 31, 2021, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

A.2	Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2022	488,455	139,838	586,600	(8,305)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	(923)
Receipt of loans	88,651	13,680	-	-
Repayment of debentures and loans	(21,601)	(25,617)	(5,972)	-
Interest paid	(11,058)	(2,094)	(11,889)	-
Prepaid costs for loans taken	(2,845)	-	-	-

Net cash provided by/(used in) financing activities	53,147	(14,031)	(17,861)	(923)

Effect of changes in foreign currency exchange rates	(51,435)	(8,419)	(68,696)	967
Interest and CPI expenses	27,444	6,764	26,728	-
Changes in fair value, application of hedge accounting and other	(1,416)	-	-	(7,826)

Balance as at December 31, 2022	516,195	124,152	526,771	(16,087)

Note 15 – Loans and Debentures (Cont’d)

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2021	615,403	439	304,701	11,014
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	(13,933)
Proceeds from issuance of debentures less issuance expenses	-	-	262,750	-
Receipt of long-term loans from banks	211,738	131,388	-	-
Repayment of loans, debentures and lease liabilities	(601,474)	-	(5,876)	-
Interest paid	(25,095)	-	(6,093)	-
Costs paid in advance in respect of taking out loans	(4,991)	-	-	-
Net cash (used in)/provided by financing activities	(419,822)	131,388	250,781	(13,933)

Changes due to gain of control in subsidiaries	172,163	-	-	12,176
Effect of changes in foreign exchange rates	10,820	2,497	17,993	(487)
Changes in fair value	-	-	-	(13,726)
Interest in the period	38,803	4,275	13,125	-
Other changes and additions during the year	71,088	1,239	-	(3,349)
Balance as at December 31, 2021	488,455	139,838	586,600	(8,305)

1.	Long-term loans from banks and others

B.	OPC Rotem

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

In proportion to their interests in OPC Rotem, OPC and Veridis extended to OPC Rotem loans for the financing of the early repayment of amounts NIS 904 million (approximately $291 million) and NIS 226 million (approximately $72 million), respectively, totaling NIS 1,130 million (approximately $363 million) (hereinafter - the “Shareholders’ Loans”). The Shareholders' Loans bear annual interest at the higher of 2.65% or interest in accordance with Section 3(J) of the Israel Income Tax Ordinance, whichever is higher. The Shareholders’ Loans shall be repaid in quarterly unequal payments in accordance with the mechanism set in the Shareholders’ Loans agreement, and in any case no later than October 2031. A significant portion of OPC’s portion of NIS 904 million (approximately $280 million), was funded by the issuance of Series C debentures as described in Note 15.2.A.

Note 15 – Loans and Debentures (Cont’d)

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

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans bear interest rates between 2.4% and 3.9% on the CPI-linked loans, and between 3.6% and 5.4% on the unlinked loans, and are repaid in quarterly installments up to 2037 and commenced from the first quarter of 2020.

In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters (as at December 31, 2021, NIS 30 million (approximately $10 million)), and an owner’s guarantee fund of NIS 15 million (approximately $5 million).

As at December 31, 2022, OPC Hadera and OPC were in compliance with all of the covenants pursuant to the Hadera Financing Agreement. OPC Hadera has a guarantee facility in the amount of NIS 60 million (approximately $17 million) [2021: NIS 60 million (approximately $19 million of which NIS 26 million (approximately $7 million)] [2021: NIS 26 million (approximately $8 million)] has been used, a hedge facility in the amount of NIS 68 million (approximately $19 million) [2021: NIS 68 million (approximately $22 million)] (of which an insignificant amount has been used), and a working capital facility of NIS 30 million (approximately $9 million) [2021: NIS 30 million (approximately $10 million)] which has not been used.

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

As part of the Tzomet Financing Agreement, terms were provided with reference to conversion of interest on the long-term loans from variable interest to CPI linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of the Tzomet Financing Agreement; (b) at OPC Tzomet’s request during the first 6 years commencing from the signing date of the Tzomet Financing Agreement; (c) at Bank Hapoalim’s request, in certain cases, during the first 6 years commencing from the signing date of the Tzomet Financing Agreement. In addition, OPC Tzomet has the right to make early repayment of the loans within 6 years after the signing date of the Tzomet Financing Agreement, subject to a one time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI. The Tzomet Financing Agreement also includes certain restrictions with respect to distributions and repayment of shareholders’ loans.

As at December 31, 2022, OPC Tzomet and OPC were in compliance with all the covenants in accordance with the Tzomet Financing Agreement. The loans are to be repaid quarterly, which will begin shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of the Tzomet Financing Agreement (however not later than December 31, 2042).

Note 15 – Loans and Debentures (Cont’d)

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

E.	OPC

Short-term loans

As at December 31, 2022, OPC has a facility agreement for short-term credit loans of up to three years of NIS 300 million (approximately $85 million), of which NIS 100 million (approximately $28 million) is taken from Bank Mizrahi Tafahot Ltd. (“Bank Mizrahi”), a related party of the Group. The facility bore interest at the annual rate of prime plus 2% to 3%. At December 31, 2022, the unutilized credit facility was NIS 290 million (approximately $82 million).

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

In 2020 and 2021, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, OPC recorded an increase in the assets and liabilities, respectively, following revaluation of the financial derivative in respect of the CPI Transactions (hereinafter – “the Derivative”), in the amount of NIS 43 (approximately $13 million) million and NIS 42 million (approximately $13 million), respectively, which was recorded as part of other comprehensive income. OPC deposits collaterals to secure its loans from the bank in connection with the Derivative. The value of the Derivative was calculated by means of discounting the linked shekel cash flows expected to be received less the discounted fixed shekel cash flows payable. An adjustment was made to this valuation for the credit risks of the parties.

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

As at December 31, 2022, CPV Keenan utilized NIS 47 million ($13 million) of the said credit facilities.

Note 15 – Loans and Debentures (Cont’d)

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

The Keenan Financing Agreement includes grounds for calling for immediate repayment as customary in agreements of this type, including, among others – breach of representations and covenants that have a material adverse effect, non-payment events, non-compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in the project’s ownership, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for electricity – all in accordance with and subject to the terms and conditions, definitions and cure periods detailed in the financing agreement.

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

Shareholder loans

In 2021, OPC (through a wholly-owned subsidiary) and non-controlling interests provided loans to OPC Power in the amounts of $143 million and $61 million, respectively. In 2022, OPC (through a wholly owned subsidiary) and non-controlling interests provided additional loans to OPC Power in the amounts of $27 million and $11 million, respectively. The loans bear annual interest at a rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent that payment made by OPC Power is lower than the amount of the accrued interest, payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

2.	Debentures

A.	OPC

Series B Debentures

In April 2020, OPC issued debentures (Series B) with a par value of NIS 400 million (approximately $113 million), which were listed on the TASE. As a result, approximately $111 million representing the par value, net of issuance cost is recognized as debentures. The debentures are linked to the Israeli consumer price index and bear annual interest at the rate of 2.75%. The principal and interest of the debentures (Series B) are repayable every six months, commencing on March 31, 2021 (on March 31 and September 30 of every calendar year) through September 30, 2028.

In October 2020, OPC issued additional Series B debentures of par value NIS 556 million (approximately $162 million) (the “Expansion of Series B”). The gross proceeds of the issuance amount to approximately NIS 584 million (approximately $171 million) and the issuance costs were approximately NIS 7 million (approximately $2 million).

A trust certificate was signed between OPC and Reznik Paz Nevo Trusts Ltd. in April 2020, which details customary grounds for calling the debentures for immediate repayment (subject to cure periods), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in OPC’s financial position, etc. The trust certificate also includes a commitment of OPC to comply with certain financial covenants and restrictions.

At December 31, 2022, OPC meets the said financial covenants, as follows: (1) OPC’s equity is NIS 9,532 million (approximately $2,709) [2021: NIS 2,270 million (approximately $730 million) (minimum required is NIS 250 million, and for purposes of a distribution, NIS 350 million)]; (2) OPC's equity to asset ratio is 65% [2021: 55% (minimum required is 17%, and for purposes of distribution, 27%)]; (3) the ratio between net consolidated financial debt less the financial debt designated for the construction of projects that have not yet started generating EBITDA and adjusted EBITDA is 5.6 [2021: 7.3 (maximum allowed is 13, and for purposes of a distribution, 11)].

Note 15 – Loans and Debentures (Cont’d)

Series C Debentures

In September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $266 million), with the proceeds designated primarily for the early repayment of OPC Rotem’s financing (refer to Note 15.1.B). The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 2.5%. The debentures shall be repaid in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28, 2024 through August 31, 2030 (the first interest payment is due on February 28, 2022). The issuance expenses amounted to about NIS 9 million (approximately $3 million). OPC is required to comply with certain financial covenants and restrictions.

As at December 31, 2022, OPC meets the said financial covenants, as follows: (1) OPC’s shareholders’ equity was NIS 9,532 million (approximately $2,709 million [2021: NIS 2,270 million (approximately $730 million)] (minimum required is NIS 1 billion, and for purposes of a distribution, NIS 1.4 billion); (2) the ratio of OPC’s shareholders’ equity to OPC’s total assets was 65% (2021: 55% ) (minimum required is 20%, and for purposes of distribution, 30%); (3) the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and Adjusted EBITDA is 5.6 (2021 :7.3) (maximum allowed is 13, and for purposes of a distribution, 11); (4) equity to consolidated balance sheet ratio of 46% (2021: 37%) (minimum required is 17%).

Note 16 – Trade and Other Payables

	As at December 31,
	2022	2021
	$ Thousands

Trade Payables	95,036	136,505
Accrued expenses and other payables	10,833	11,479
Government institutions	2,083	2,459
Employees and payroll institutions	14,491	11,625
Interest payable	4,472	5,213
Others	6,500	4,256
	133,415	171,537

Note 17 – Right-Of-Use Assets, Net and Lease Liabilities

A)	The Group leases the following items:

i)	Land

In Israel, the leases are typically entered into with government institutions for the construction and operation of OPC Power Plants’s power plants. They typically run for a period of more than 20 years, with an option for renewal. In the United States, the leases are typically entered into with private companies or individuals for the development, construction and operation of the CPV Group’s power plants.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 18.B.

iii)	Offices

The leases range from 3 to 9 years, with options to extend.

iv)	Low-value items

The total for low-value items on short-term leases are not material. Accordingly, the Group has not recognized right-of-use assets and lease liabilities for these leases.

Note 17 – Right-Of-Use Assets, Net and Lease Liabilities (Cont’d)

B)	Right-of-use assets

	As at December 31, 2022
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	81,355	(3,484)	(908)	76,963
PRMS facility	6,239	(660)	8,398	13,977
Offices	10,282	(2,142)	213	8,353
Others	7	(6)	(1)	-
	97,883	(6,292)	7,702	99,293

	As at December 31, 2021
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	77,011	(3,375)	7,719	81,355
PRMS facility	6,514	(480)	205	6,239
Offices	2,499	(1,716)	9,499	10,282
Others	-	-	7	7
	86,024	(5,571)	17,430	97,883

C)	Amounts recognized in the consolidated statements of profit & loss and cash flows

	As at December 31,	As at December 31,
	2022	2021
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	572	550

Total cash outflow for leases	2,572	1,993

Note 18 – Contingent Liabilities and Commitments

A.	Contingent Liabilities

1.	OPC Rotem Power Purchase Agreement

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

Note 18 – Contingent Liabilities and Commitments (Cont’d)

IEC raised contentions regarding past accountings in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by the System Operator, and collection differences due to non-transfer of meter data in the years 2013 through 2015. In addition, IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by OPC Rotem during performance of tests. OPC Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is different and talks are being held between the parties.

In March 2022, OPC Rotem and the IEC signed a settlement agreement regarding past accounting in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by Noga, and collection differences due to non-transfer of meter data between 2013 and 2015. As part of the settlement, OPC Rotem paid a total of approximately $2 million (approximately NIS 5.5 million) to the IEC. Subsequent to this, the System Operator contacted OPC Rotem with a claim that OPC Rotem had transmitted excess energy without coordinating the transmission with the System Operator, to which OPC Rotem disputes the claim.

As at December 31, 2022, in OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2022. Therefore, no provision was included in the financial statements.

2.	Construction agreements

a.	OPC Hadera

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about approximately $185 million (approximately NIS 639 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”).

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

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction of the Hadera Power Plant or compensation (limited to the amount of the limit set in the Agreement) in the event of failure to comply with the terms set out in the Agreement with regard to the Power Plant performance. The said compensation is capped by the amounts specified in the construction agreement, and up to an aggregate of $36 million.

According to the Construction Agreement, OPC Hadera has a contractual right to deduct any amount due to it under the Construction Agreement, including for the foregoing compensation, from any amounts that it owes to the construction contractor. In 2022, OPC Hadera deducted a total of $14 million from amounts payable to the construction contractor in respect of the final milestones.

As at December 31, 2022, an arbitration proceeding was conducted between OPC Hadera and the construction contractor, of which a hearing is scheduled for in June 2024.

b.	OPC Tzomet

In September 2018, OPC Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “Tzomet Construction Contractor” or “PWPS”), for construction of the Tzomet project. The Agreement is a “lump sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

In OPC Tzomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided. Pursuant to the Agreement, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests by January 2023.

The continuity of construction has been affected by COVID-19 due to the need to transport equipment and foreign crews to the site. As of December 31, 2022, the Company believes that the construction period of the OPC Tzomet Power Plant is expected to end in the first half of 2023. Delays in the completion of the construction work beyond the original date scheduled in OPC Tzomet’s conditional license might affect OPC Tzomet’s ability to meet its undertakings in connection with the construction of the project.

3.	Agreements for the acquisition of natural gas

a.	OPC Rotem and OPC Hadera

OPC Rotem and OPC Hadera has an agreement with Tamar Group in connection to the supply of natural gas to the power plants. Both OPC Rotem and OPC Hadera undertook to continue to consume all the gas required for its power plants from Tamar Group (including quantities exceeding the minimum quantities) up to the completion date of the commissioning of the Karish Reservoir, except for a limited consumption of gas during the commissioning period of the Karish Reservoir.

In December 2017, OPC Rotem, OPC Hadera, Israel Chemicals Ltd. and Bazan Ltd., engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas. In 2020, Energean notified OPC that “force majeure” events happened during the year, in accordance with the clauses pursuant to the agreements, and that the flow of the first gas from the Karish reservoir is expected to take place during the second half of 2021. OPC rejected the contentions that a “force majeure” event is involved.

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

In 2021, OPC Rotem and OPC Hadera received reduced compensation of approximately $3 million (approximately NIS 9 million) and approximately $2 million (approximately NIS 7 million), respectively.

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas supplied by OPC Rotem and OPC Hadera, of which the scope of reduction was not yet determined as at December 31, 2022.

4.	Other contingent liabilities

a.	Bazan electricity purchase claim

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

Note 18 – Contingent Liabilities and Commitments (Cont’d)

In July 2018, OPC Rotem submitted its response to the request. Bazan’s request for summary judgement was denied. Negotiations are being held for entering into a compromise agreement that will settle a lawsuit against Rotem and others, which was filed in July 2022. As at December 2022, OPC filed a settlement agreement for approval with the Court. In February 2023, the Court handed down a judgement that approves the settlement agreement, of which the settlement amount is immaterial to OPC.

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

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Evidentiary hearings were held in the second half of 2021, after which summations were submitted in November 2022.

Based on advice from OPC’s legal advisors, it is more likely than not that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2022.

c.	Purchase of rights in Alon Energy Centers Limited Partnership

In June 2022, OPC Holdings Israel entered into an agreement with Dor Alon Energy Israel (1988) Ltd. and Dor Alon Gas Power Plants Limited Partnership for the purchase of rights in Alon Energy Centers Limited Partnership, a partnership which owns a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat Industrial Zone. The consideration of the purchase is NIS 535 million (approximately $160 million), subject to adjustments for cash balances and working capital. The consideration is also subject to adjustments in connection with repayment or non-repayment of senior debt extended to the power plant as agreed between the parties to the purchase agreement.

In accordance with the terms of the Acquisition Agreement, including adjustments made thereto, the Acquirer will acquire the sold rights in consideration for NIS 870 million ($248 million) (hereinafter - the “Consideration”), which will be paid on the transaction completion date except for a total of NIS 300 million ($86 million) that will be paid by December 31, 2023. Completion of the transaction is subject to certain conditions being fulfilled and approvals obtained. As of the approval date of the financial statements, the completion of the transaction is subject to the fulfillment of conditions precedent on the dates set in the Acquisition Agreement and through March 31, 2023. As of the approval date of the financial statements, all of the conditions precedent have yet to be met.

d.	Inkia Energy Limited (liquidated in 2019)

As part of the sale described in Note 26, Inkia Energy Limited (“Inkia”) agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations were supported by (a) a three-year pledge of shares of OPC which represented 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the sale price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

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

In March 2022, 53,500,000 shares were released from pledge, and 1,500,000 shares of OPC remain pledged in light of an indemnity claim relating to a tax assessment claim in the amount of $11 million.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

B.	Commitments

OPC Power Plants

OPC entered into long-term service maintenance contracts for its operating power plants. The number of maintenance hours and price are specified in the agreements.

OPC entered into long-term infrastructure contracts with Israel National Gas Lines Ltd. (“INGL”) for use of PRMS at its operating power plants. The price is specified in the agreements.

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

OPC entered into long-term construction agreements for constructing its power plants. The price, technical and engineering specifications, and work milestones are specified in the agreements. For more information relating to the construction of the Tzomet power plant, refer to 18.A.2.b.

Note 19 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2022	2021
Authorised and in issue at January, 1	53,879	53,871
Issued for share plan	8	8
Authorised and in issue at December. 31	53,887	53,879

All shares rank equally with regards to Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits and the capital structure is managed to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirements.

In 2022, 8,037 (2021: 7,958) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $47.22 (2021: $29.41) per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

The capital reserve reflects the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge (i.e. the portion that is offset by the change in the cash flow hedge reserve).

Approximately 407 thousand (2021: 4.7 million) share options of ZIM were exercised, resulting in a proportionate share of increase in capital reserve attributable to owners of the Company of $5.5 million (2021: $5.4 million). Approximately 272 thousand (2021: 250 thousand) share options of OPC were exercised, resulting in an increase in capital reserve attributable to owners of the Company of $2.7 million (2021: $1.6 million).

Note 19 – Share Capital and Reserves (Cont’d)

D.	Dividends

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

In November 2021, Kenon’s board of directors approved a cash dividend of $3.50 per share (an aggregate amount of approximately $189 million), to Kenon’s shareholders of record as of the close of trading on January 19, 2022, paid on January 27, 2022.

E.	Kenon's share plan

Kenon has established a Share Incentive Plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2022, 2021 and 2020, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2022 is $267 thousand (2021: $234 thousand, 2020: $267 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $292 thousand as general and administrative expenses in 2022 (2021: $258 thousand, 2020: $350 thousand).

F.	Capital reduction

In May 2022 and June 2022, Kenon received shareholder approval at its annual general meeting and approval of the High Court of the Republic of Singapore, respectively, for a capital reduction to return share capital amounting to $10.25 per share ($552 million in total) to Kenon’s shareholders of record as of the close of trading on June 27, 2022, paid on July 5, 2022.

Note 20 – Revenue

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Revenue from sale of electricity and infrastructure services in Israel	486,680	419,395	369,421
Revenue from sale of electricity in US	25,780	25,605	-
Revenue from sale of steam in Israel	18,476	17,648	16,204
Revenue from provision of services in US	31,509	25,115	-
Other revenue in Israel	11,512	-	845
	573,957	487,763	386,470

Note 21 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Fuels	155,760	153,122	135,706
Electricity and infrastructure services	192,723	133,502	125,782
Salaries and related expenses	30,598	21,095	7,244
Generation and operating expenses and outsourcing	17,283	16,798	8,625
Insurance	5,190	4,989	3,503
Others	15,707	6,792	1,226
	417,261	336,298	282,086

Note 22 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Payroll and related expenses (1)	46,660	41,930	11,360
Depreciation and amortization	3,259	2,623	1,023
Professional fees	15,798	16,069	8,386
Business development expenses	15,186	1,566	1,998
Expenses in respect of acquisition of CPV Group	-	752	12,227
Office maintenance	4,581	3,022	936
Other expenses	14,452	9,765	14,027
	99,936	75,727	49,957

(1) A portion of this relates to profit sharing for CPV Group employees

The fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized in the consolidated statements of profit and loss. In 2022, the CPV Group recorded expenses in the amount of approximately NIS 46 million (approximately $13 million) [2021: NIS 50 million (approximately $15 million)].

Note 23 – Financing Expenses, Net

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands

Interest income from bank deposits	12,108	167	780
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	4,125	2,121	-
Net change in exchange rates	28,453	-	-
Net change in fair value of derivative financial instruments	-	443	-
Interest income from deferred payment	-	-	13,511
Other income	-	203	-
Financing income	44,686	2,934	14,291

Interest expenses to banks and others	(47,542)	(51,924)	(24,402)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	-	(6,300)
Impairment loss on debt securities at FVOCI	(732)	-	-
Net change in fair value of financial assets held for trade	(45)	-	-
Net change in exchange rates	-	(5,997)	(5,645)
Net change in fair value of derivative financial instruments	(291)	-	(1,569)
Early repayment fee (Note 15.B, Note 15.E)	-	(84,196)	(11,852)
Other expenses	(1,787)	(2,178)	(1,406)
Financing expenses	(50,397)	(144,295)	(51,174)
Net financing expenses	(5,711)	(141,361)	(36,883)

Note 24 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2022	2021		2020
	$Thousands
Current taxes on income
In respect of current year	39,559	6,892	*	734
In respect of prior years	-	-		1
Deferred tax expense/(income)
Creation and reversal of temporary differences	(1,579)	(2,567	)*	3,963
Total tax expense on income	37,980	4,325		4,698

* The Group made an immaterial correction of reclassification error of $21 million in income taxes on income and deferred tax income as at December 31, 2021.

No previously unrecognized tax benefits were used in 2020, 2021 or 2022 to reduce our current tax expense.

Note 24 – Income Taxes (Cont’d)

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Profit from continuing operations before income taxes	387,639	879,642	500,447
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	65,899	149,539	85,076

(Decrease) increase in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in profit of associated companies	(45,464)	(190,539)	(27,353)
Different tax rate applicable to subsidiaries operating overseas	6,429	(9,297)	-
Income subject to tax at a different tax rate	116	-	441
Non-deductible expenses	158,811	44,851	1,028
Exempt income	(164,822)	(23,937)	(61,415)
Taxes in respect of prior years	(739)	(361)	1
Tax in respect of foreign dividend	18,447	28,172	-
Share of non-controlling interests in entities transparent for tax purposes	(1,082)	5,528	-
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	511	95	7,647
Other differences	(126)	274	(727)
Tax expense on income included in the statement of profit and loss	37,980	4,325	4,698

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

Note 24 – Income Taxes (Cont’d)

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Financial instruments	Other*	Total
	$ Thousands
Balance of deferred tax (liability) asset as at January 1, 2021	(95,674)	1,691	1,816	5,205	(86,962)
Changes recorded on the statement of profit and loss	(23,591)	106,643	49	(80,534)	2,567
Changes recorded in other comprehensive income	-	-	(423)	(2,847)	(3,270)
Change as a result of sale of subsidiary	(4,050)	2,882	(232)	(5,350)	(6,750)
Translation differences	(3,915)	1,126	50	(27)	(2,766)
Balance of deferred tax (liability) asset as at December 31, 2021	(127,230)	112,342	1,260	(83,553)	(97,181)
Changes recorded on the statement of profit and loss	(20,103)	8,116	(235)	13,801	1,579
Changes recorded in other comprehensive income	-	-	(2,657)	(4,439)	(7,096)
Translation differences	14,615	(4,370)	(103)	(147)	9,995
Balance of deferred tax (liability) asset as at December 31, 2022	(132,718)	116,088	(1,735)	(74,338)	(92,703)

*	This amount includes deferred tax arising from intangibles, undistributed profits, non-monetary items, associated companies and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2022	2021
	$ Thousands
As part of non-current assets	6,382	19,016	*
As part of current liabilities	(1,285)	(21,117)
As part of non-current liabilities	(97,800)	(95,080	)*
	(92,703)	(97,181)

* The Group made an immaterial correction of classification error of $30 million in non-current deferred taxes from assets to liabilities as at December 31, 2021.

Income tax rate in Israel is 23% for the years ended December 31, 2022, 2021 and 2020. The tax rate applicable to US companies are (i) federal corporate tax of 21% and (ii) state tax ranging from 4% to 11.5%. According to the provisions of the tax treaty between Israel and the United States, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. In Singapore, the corporate tax rate is 17%. Dividends received by Kenon from ZIM, an associated company incorporated in Israel, is subject to a withholding tax rate of 5%.

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

As a result of reducing the tax rate to 23%, the deferred tax balance as at December 31, 2022 and 2021 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the years 2017 and 2018), at the tax rate expected to apply on the reversal date.

Note 24 – Income Taxes (Cont’d)

3.	Tax and deferred tax balances not recorded

Unrecognized deferred tax assets

	As at December 31,
	2022	2021
	$ Thousands
Losses for tax purposes	153,907	167,758

According to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

In the United States, as of December 31, 2022, the Group had loss carryforwards for which no deferred taxes have been created, as detailed below:

•
Net operating losses for tax purposes of $108 million, which may be offset for tax purposes in the United States against future income, subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. These losses will expire in 2027-2037.

•
$2 million in tax credits, offsetable for tax purposes in the United States against future profits in the United States, are subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets. These losses will expire in 2027-2037.

Unrecognized deferred tax liabilities

The tax effect on taxable temporary differences of $32 million (2021: $112 million) has not been recorded as this arises from undistributed profits of the Group’s associated companies which the Group does not expect to incur.

4.	Safe harbor rules

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the Inland Revenue Authority of Singapore is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Note 25 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Profit for the year attributable to Kenon’s shareholders	312,652	930,273	507,106
Profit for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	-	-	8,476
Profit for the year from continuing operations attributable to Kenon’s shareholders	312,652	930,273	498,630

B.	Number of ordinary shares

	For the year ended December 31
	2022	2021	2020
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,885	53,879	53,870

Note 26 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Kenon, through its wholly-owned subsidiary Inkia, sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations.

Kenon’s subsidiaries are entitled to receive payments in connection with certain claims held by companies within Inkia’s businesses. In 2020, following the completion of a tax review related to the sale, Kenon recognized income of $8 million, net of taxes.

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	$ Thousands
Recovery of retained claims	-	-	9,923
Income taxes	-	-	(1,447)
Profit after income taxes	-	-	8,476

Net cash flows provided by investing activities	-	-	8,476

Note 27 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC Israel	CPV Group	ZIM	Others*	Total
	$ Thousands
2022
Revenue	516,668	57,289	-	-	573,957

Profit before taxes	23,728	61,039	305,376	(2,504)	387,639
Income tax expense	(9,522)	(9,892)	-	(18,566)	(37,980)
Profit/(loss) from continuing operations	14,206	51,147	305,376	(21,070)	349,659

Depreciation and amortization	47,134	15,519	-	223	62,876
Financing income	(10,301)	(25,197)	-	(9,188)	(44,686)
Financing expenses	42,062	7,521	-	814	50,397
Other items:
Losses related to ZIM	-	-	727,650	-	727,650
Share in profit of associated companies	-	(85,149)	(1,033,026)	-	(1,118,175)
	78,895	(87,306)	(305,376)	(8,151)	(321,938)

Adjusted EBITDA	102,623	(26,267)	-	(10,655)	65,701

Segment assets	1,503,811	552,569	-	636,263	2,692,643
Investments in associated companies		652,358	427,059	-	1,079,417
					3,772,060
Segment liabilities	1,226,395	241,468	-	8,279	1,476,142

	OPC Israel	CPV Group	ZIM	Others*	Total
	$ Thousands
2021
Revenue	437,043	50,720	-	-	487,763

(Loss)/profit before taxes	(57,040)	(60,709)	1,260,789	(263,398)	879,642
Income tax benefit/(expense)	10,155	13,696	-	(28,176)	(4,325)
(Loss)/profit from continuing operations	(46,885)	(47,013)	1,260,789	(291,574)	875,317

Depreciation and amortization	44,296	13,102	-	242	57,640
Financing income	(2,730)	(37)	-	(167)	(2,934)
Financing expenses	119,392	24,640	-	263	144,295
Other items:
Losses related to Qoros	-	-	-	251,483	251,483
Losses related to ZIM	-	-	204	-	204
Share in losses/(profit) of associated companies	419	10,425	(1,260,993)	-	(1,250,149)
	161,377	48,130	(1,260,789)	251,821	(799,461)

Adjusted EBITDA	104,337	(12,579)	-	(11,577)	80,181

Segment assets	1,481,149	431,474	-	226,337	2,138,960
Investments in associated companies	-	545,242	1,354,212	-	1,899,454
					4,038,414
Segment liabilities	1,324,217	218,004	-	215,907	1,758,128

Note 27 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others*	Total
	$ Thousands
2020
Revenue	385,625	-	-	845	386,470

(Loss)/profit before taxes	(8,620)	-	210,647	298,420	500,447
Income tax expense	(3,963)	-	-	(735)	(4,698)
(Loss)/profit from continuing operations	(12,583)	-	210,647	297,685	495,749

Depreciation and amortization	33,981	-	-	190	34,171
Financing income	(354)	-	-	(13,937)	(14,291)
Financing expenses	50,349	-	-	825	51,174
Other items:
Net gains related to Qoros	-	-	-	(309,918)	(309,918)
Write back of impairment of investment	-	-	(43,505)	-	(43,505)
Share in losses/(profit) of associated companies	-	-	(167,142)	6,248	(160,894)
	83,976	-	(210,647)	(316,592)	(443,263)

Adjusted EBITDA	75,356	-	-	(18,172)	57,184

Segment assets	1,723,967	-	-	461,218	2,185,185
Investments in associated companies	-	-	297,148	-	297,148
					2,482,333
Segment liabilities	1,200,363	-	-	5,962	1,206,325

* Financial information of Quantum were consolidated into a single segment, “Others”, as it is no longer a material reportable segment. Refer to Note 10 for further details.

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2022				2021				2020
Customer	Total revenues		Percentage of revenues of the Group		Total revenues		Percentage of revenues of the Group		Total revenues		Percentage of revenues of the Group

Customer 1	107,081		18.66%		93,959		19.26%		86,896		22.48%
Customer 2	73,518		12.81%		70,801		14.52%		74,694		19.33%
Customer 3	-	*	-	*	-	*	-	*	-	*	-	*
Customer 4	-	*	-	*	-	*	-	*	-	*	-	*
Customer 5	-	*	-	*	-	*	-	*	-	*	-	*

* Represents an amount less than 10% of the revenues.

Note 27 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:
	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Israel	516,668	437,043	385,625
United States	57,289	50,720	-
Others	-	-	845
Total revenue	573,957	487,763	386,470

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2022	2021
	$ Thousands
Israel	1,050,386	1,039,505
United States	392,734	310,426
Others	96	171
Total non-current assets	1,443,216	1,350,102

* Composed of property, plant and equipment and intangible assets.

Note 28 – Related-party Information

A.	Identity of related parties:

The Group’s related parties include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies. Kenon’s immediate holding company is Ansonia Holdings Singapore B.V. A discretionary trust, in which Mr. Idan Ofer is the ultimate beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

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

B.	Transactions with directors and officers (Kenon's directors and officers):

Key management personnel compensation

	For the year ended December 31,
	2022	2021
	$ Thousands
Short-term benefits	2,229	1,994
Share-based payments	292	258
	2,521	2,252

Note 28 – Related-party Information (Cont’d)

C.	Transactions with related parties (including associates):

	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Sale of electricity and revenues from provision of services	94,264	88,004	80,416
Cost of sales	(658)	7,802	16
Dividend received from associate	727,309	143,964	-
Other income, net	-	(337)	(90)
Financing expenses, net	580	39,901	2,156
Interest expenses capitalized to property plant and equipment	-	-	119

D.	Balances with related parties (including associates):

	As at December 31,
	2022	2021
	Other related parties *
	$ Thousands
Cash and cash equivalent	176,246	89,814
Short-term deposits and restricted cash	35,662	-
Trade receivables and other receivables	15,421	14,860
Other payables	(535)	(424)

Loans and Other Liabilities
In US dollar or linked thereto	(34,524)	(27,587)

* IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	For further investment by Kenon into OPC, see Note 11.A.5 and 11.A.6.

Note 29 – Financial Instruments

A.	General

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

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at year end was:

	As at December 31,
	2022	2021
	$ Thousands
	Carrying amount
Cash and cash equivalents	535,171	474,544
Short-term and long-term deposits and restricted cash	61,136	21,692
Trade receivables and other assets	122,797	97,580
Short-term and long-term derivative instruments	16,730	9,103
Other investments	344,780	-
	1,080,614	602,919

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed expected credit losses on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as at year end, by geographic region was as follows:

	As at December 31,
	2022	2021
	$ Thousands
Israel	67,177	56,632
Other regions	6,723	6,011
	73,900	62,643

Note 29 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2022	2021
	$ Thousands
Not past due nor impaired	73,900	62,643

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

Debt securities

The following table provides information about the ECL on other investments as at December 31, 2022:

	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Impairment loss on debt securities at FVOCI	732	-	-

C.	Liquidity risk

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2022
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	95,036	95,036	95,036	-	-	-
Other current liabilities	17,681	17,681	17,681	-	-	-
Lease liabilities including interest payable *	37,570	46,938	17,812	2,855	6,756	19,515
Debentures (including interest payable) *	526,771	588,997	22,413	66,467	223,939	276,178
Loans from banks and others including interest *	640,348	793,946	44,142	74,438	172,343	503,023

	1,317,406	1,542,598	197,084	143,760	403,038	798,716

*	Includes current portion of long-term liabilities.

Note 29 – Financial Instruments (Cont’d)

	As at December 31, 2021
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	136,505	136,505	136,505	-	-	-
Other current liabilities	204,686	204,686	204,686	-	-	-
Lease liabilities including interest payable *	33,395	38,375	19,492	2,602	6,232	10,049
Debentures (including interest payable) *	586,600	669,883	21,326	24,431	236,364	387,762
Loans from banks and others including interest *	628,293	772,875	44,244	70,895	325,201	332,535

Financial liabilities – hedging instruments
Forward exchange rate contracts	5,014	6,368	6,230	138	-	-
Other forward exchange rate contracts	1,199	1,790	1,790	-	-	-

	1,595,692	1,830,482	434,273	98,066	567,797	730,346

*	Includes current portion of long-term liabilities.

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

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (“NIS”).

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

Note 29 – Financial Instruments (Cont’d)

The Group has no exposure to foreign currency risk in respect of non-hedging derivative financial instruments in 2022, relevant information for 2021 is as follows:

	As at December 31, 2021
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	3,135	9,746	2022	3
Forward contracts on exchange rates	EURO	NIS	4,929	18,571	2022	(1,199)
Call options on foreign currency	Dollar	NIS	17,828	67,231	2022	4

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2022
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	5,566	18,912	2023	641

	As at December 31, 2021
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	33,333	109,259	2022-2023	(5,014)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

Note 29 – Financial Instruments (Cont’d)

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2022
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	89,619	9,353

	As at December 31, 2021
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	107,598	7,369

For additional details, please refer to Note 15.1.E.

Note 29 – Financial Instruments (Cont’d)

b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2022
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	165,186	-	1,102
Short-term deposits and restricted cash	35,695	-	-
Trade receivables	10,007	-	-
Other current assets	58,006	-	212
Long-term deposits and restricted cash	15,146	-	-
Total financial assets	284,040	-	1,314

Trade payables	36,669	-	14,734
Other current liabilities	20,930	5,494	640
Loans from banks and others and debentures	583,651	414,071	-
Total financial liabilities	641,250	419,565	15,374

Total non-derivative financial instruments, net	(357,210)	(419,565)	(14,060)
Derivative instruments	-	9,353	-
Net exposure	(357,210)	(410,212)	(14,060)

	As at December 31, 2021
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	159,838	-	1,329
Short-term deposits and restricted cash	179	-	50
Trade receivables	56,632	-	81
Other current assets	1,308	-	4
Long-term deposits and restricted cash	21,463	-	-
Total financial assets	239,420	-	1,464

Trade payables	59,381		11,842
Other current liabilities	23,536	7,044	190
Loans from banks and others and debentures	592,102	459,732	-
Total financial liabilities	675,019	466,776	12,032

Total non-derivative financial instruments, net	(435,599)	(466,776)	(10,568)
Derivative instruments	-	7,369	(1,199)
Net exposure	(435,599)	(459,407)	(11,767)

Note 29 – Financial Instruments (Cont’d)

c.	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 1%–2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2022
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(7,375)	(3,687)	3,687	7,375
Shekel/EUR	(1,094)	(547)	547	1,094

	As at December 31, 2022
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,306)	(3,153)	3,153	6,306

	As at December 31, 2021
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(9,219)	(4,609)	4,609	9,219
Shekel/EUR	(728)	(364)	364	728

	As at December 31, 2021
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,639)	(3,320)	3,320	6,201

(2)	Interest rate risk

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

Note 29 – Financial Instruments (Cont’d)

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2022	2021
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	549,467	16,137
Financial liabilities	(837,698)	(941,733)
	(288,231)	(925,596)

Variable rate instruments
Financial assets	4,827	55,033
Financial liabilities	(324,887)	(267,882)
	(320,060)	(212,849)

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

A change of 100 basis points in interest rate at reporting date would have (decreased)/increased profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2022
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(3,201)	3,201

	As at December 31, 2021
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(2,128)	2,128

A change of 1.0%–1.5% in the LIBOR interest rate at reporting date would have increased/(decreased) the net income or net loss and the equity by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2022
	1.5% decrease	1.0% decrease	1.0% increase	1.5% increase
	$ Thousands

Long-term loans (US LIBOR)	1,357	904	(904)	(1,357)
Interest rate swaps (US LIBOR)	(959)	(638)	638	959

Note 29 – Financial Instruments (Cont’d)

The Group’s exposure to LIBOR risk for derivative financial instruments used for hedging is as follows:

		As at December 31, 2022
	Linkage receivable	Interest rate	Expiration date	Amount of the linked reserve	Fair value
				$ Thousands

Interest rate swaps	USD LIBOR interest	0.93%	2030	62,256	6,734

E.	Fair value

(1)	Fair value compared with carrying value

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

	As at December 31, 2022
	Carrying amount	Fair value
Assets	$ Thousands
Other investments	344,780	344,780

Liabilities
Non-convertible debentures	526,771	492,714
Long-term loans from banks and others (excluding interest)	516,195	528,011
Loans from non-controlling interests	124,153	113,673

	As at December 31, 2021
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	586,600	642,077
Long-term loans from banks and others (excluding interest)	488,455	545,806
Loans from non-controlling interests	138,050	141,596

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

Note 29 – Financial Instruments (Cont’d)

Other investments are measured at fair value through other comprehensive income (Level 1).

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 29.D.1 for further details.

Level 3 financial instrument measured at fair value

As at December 31, 2022, the fair value of long-term investment (Qoros) remains at zero (2021: $nil).

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

Level 3

As at December 31, 2022 and 2021, the fair value of the long-term investment (Qoros) was based on the present value of the expected cash flows. Included in the long-term investment (Qoros) are the 12% interests in Qoros (as described in Note 10.3) and the put option (as described in Note 10.2). For the purposes of management’s fair value assessment of the long-term investment (Qoros), management takes into consideration factors including market risk and credit risk exposures, publicly available information and financial information of the New Qoros Investor and Qoros for the year ended December 31, 2022 and 2021.

The following table shows the valuation techniques used in measuring Level 3 fair values as at December 31, 2022 and 2021, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment (Qoros)	The Group assessed the fair value of the long-term investment (Qoros) using the present value of the expected cash flows.	The likelihood of expected cash flows.	The estimated fair value would increase if the likelihood of expected cash flows increase.

Note 30 – Subsequent Events

1.	Kenon

A.
Dividend

In March 2023, Kenon’s board of directors approved a cash dividend of $2.79 per share (an aggregate amount of approximately $150 million), payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023, for payment on or about April 19, 2023.

B.	Share repurchase plan In March 2023, Kenon’s board of directors authorized a share repurchase plan of up to $50 million.

2.	OPC

A.	Veridis Transaction

In May 2022, OPC had entered into an agreement with Veridis to form OPC Holdings Israel Ltd., which will hold and operate all of OPC's business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”).

In January 2023, the Veridis Transaction was completed. Following the completion of the Veridis Transaction, OPC transferred to OPC Holdings Israel, among other things, its 80% interest in OPC Rotem, its interest in Gnrgy Ltd., as well other operations in Israel including OPC Hadera, OPC Tzomet, OPC Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities, and Veridis transferred its 20% interests in OPC Rotem to OPC Holdings Israel. In addition, Veridis invested approximately $128 million (approximately NIS 452 million) in cash in OPC Holdings Israel (after adjustments to the original transaction amount which totaled NIS 425 million [$125 million]), of which approximately $118 million (approximately NIS 400 million) was used by OPC Rotem to repay a portion of the shareholders’ loans provided to OPC Rotem in 2021 by OPC and Veridis.

As a result of the Veridis Transaction, OPC holds 80% and Veridis holds the remaining 20% of OPC Holdings Israel, which holds 100% of OPC Rotem and the other business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC. The financial impact is still being assessed by Kenon.

B.	Agreement by CPV to Acquire Wind Energy Power Plants in the United States

In January 2023, CPV Group through its 100% owned subsidiary entered into an agreement to acquire all rights in four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of 81.5 MW.

The purchase price for the acquisition is $172 million, subject to adjustments and the terms and conditions set forth in the agreement. CPV intends to finance approximately 50% of the purchase price using external financing. OPC intends to finance its portion of the remaining amount of the purchase price through its own resources, by raising equity and/or through external financing.

The agreement contains certain representations of the parties, including the sellers’ representations on the power plants, which expire on the closing date and contains waivers of certain claims CPV Group may bring against the sellers. Due to such limits to the sellers’ liability, CPV intends to obtain a standard representations and warranties insurance policy, which would limit the coverage to 10% of the purchase price and for a limited period. The acquisition is subject to conditions, including the receipt of regulatory approvals, which are expected to be obtained within the next 2 to 5 months.

3.	ZIM

A.	Dividend

On March 13, 2023, ZIM announced a dividend for Q4 2022 of approximately $769 million, or $6.40 per ordinary share, to be paid on April 3, 2023. Kenon expects to receive $159 million ($151 million net of tax).

B.	Fair value of ZIM

As at the date of approval of the consolidated financial statements, the fair value of ZIM, represented by its share price, had increased which may result in a reversal of impairment in 2023. The financial impact on Kenon from the increase in market capitalization of ZIM has yet to be determined.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd. By: /s/ Robert L. Rosen Name:Robert L. Rosen Title: Chief Executive Officer

Date: March 30, 2023

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

8.1*	List of subsidiaries of Kenon Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP, a member firm of KPMG International

15.2*	Consent of Somekh Chaikin, a member firm of KPMG International

15.3*	Consent of FORVIS, LLP (formerly Dixon Hughes Goodman LLP)

15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2022 and 2021 and for each of the three years in the three-year period ended December 31, 2022 (Incorporated by reference to pages F-1-F-65 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No: 21759864), filed with the SEC on March 13, 2023)

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