Form 20-F
period 2023-12-31
Kenon Holdings Ltd.
filed 2024-03-26
CIK 1611005

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

Form 20-F
_____________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
_______________

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

52,765,845 shares

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

Large accelerated filer☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

•	OPC Energy Ltd. (“OPC”), an owner, developer and operator of power generation facilities in the Israeli and United States power markets, in which Kenon has an approximately 55% interest;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese automotive company based in China, in which Kenon, through its 100%-owned subsidiary Quantum (as defined below), has a 12% interest; and

•	ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli global container shipping company, in which Kenon has an approximately 21% interest.

This annual report uses the following conventions:

•	“Ansonia” means Ansonia Holdings Singapore B.V., a company organized under the laws of Singapore, which owns approximately 62% of the outstanding shares of Kenon;

•	“Chery” means Chery Automobile Co. Ltd., a supplier to and shareholder of Qoros;

•	“IC” means Israel Corporation Ltd., an Israeli corporation traded on the Tel Aviv Stock Exchange, or the “TASE,” and Kenon’s former parent company;

•	“IC Power” means IC Power Ltd., formerly IC Power Pte. Ltd, a Singaporean company and a wholly-owned subsidiary of Kenon;

•
“Inkia” means Inkia Energy Limited, a Bermuda corporation, which was wholly-owned subsidiary of IC Power. In December 2017, Inkia sold all of its Latin American and Caribbean businesses and has since been wound up;

•	“Inkia Business” means Inkia’s Latin American and Caribbean power generation and distribution businesses, which were sold in December 2017;

•	“Kallpa” means Kallpa Generación SA, a company within the Inkia Business. Kallpa was owned by Inkia until December 2017;

•	“Majority Qoros Shareholder” means the China-based investor related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”) that holds 63% of Qoros;

•	“our businesses” shall refer to each of our subsidiaries and associated company, collectively, as the context may require;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, a wholly-owned subsidiary of Kenon, which is the direct owner of our interest in Qoros;

•
“Spin-off” shall refer to (i) IC’s January 7, 2015 contribution to Kenon of its interests in IC Power, Qoros, ZIM and other entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s shareholders; and

•
“Tower” means Tower Semiconductor Ltd., an Israeli specialty foundry semiconductor manufacturer, listed on the NASDAQ stock exchange and the TASE, in which Kenon used to hold an interest until June 30, 2015.

Additionally, this annual report uses the following conventions for OPC and ZIM.

OPC

•	“availability factor” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year;

•	“BCM” means a billion cubic meters of natural gas, a unit of energy, specifically natural gas production and distribution;

•
“Carbon capture” technology refers to a set of chemical processes that are designed to capture CO2 from the exhaust gas stream of a fossil fuel power generation or industrial process, often referred to as point source carbon capture technology; the primary goal of this technology is to reduce the release of CO2 into the atmosphere;

•	“COD” means the commercial operation date of a development project;

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

•	“EA” means Israeli Electricity Authority;

•	“EPC” means engineering, procurement and construction;

•	“Energean” means Energean Israel Ltd which holds 100% interest in Karish and Tanin gas fields.

•	“firm capacity” means the amount of energy available for production that, pursuant to applicable regulations, must be guaranteed to be available at a given time for injection to a certain power grid;

•	“Gat Partnership” means Alon Energy Centers—Gat Limited Partnership, a limited partnership that holds interests in the Kiryat Gat Power Plant;

•	“Gnrgy” means Gnrgy Ltd.;

•	“GW” means gigawatt;

•	“GWh” means gigawatt per hour (one GWh is equal to 1,000 MWh);

•	“Hadera Energy Center” means OPC Hadera’s boilers and a steam turbine. The Hadera Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply for steam;

•
the “IEC” means Israel Electric Corporation, a government-owned entity, which generates and supplies the majority of electricity in Israel, transmits and distributes all of the electricity in Israel, acts as the system operator of Israel’s electricity system, determines the dispatch order of generation units, grants interconnection surveys, and sets spot prices, among other roles;

•	“Infinya” means Infinya Ltd. (formerly Hadera Paper Ltd.), an Israeli corporation;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•
“Karish Reservoir” refers to the Karish and Tanin natural gas fields situated in the Mediterranean Sea offshore Israel and are owned and operated by Energean; Karish reservoir is estimated to contain 1.41 tcf of gas and 317 Mboe, the Tanin field is estimated to hold 921 bcf of gas and 171.7 Mboe;

•
“Kiryat Gat Power Plant” or “Kiryat Gat” means a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area, which began commercial operation in November 2019;

•	“kWh” means kilowatt per hour;

•	“Mboe” means one thousand barrels of oil equivalent;

•
“Minimum Price” means the minimum price of gas in USD set forth in gas purchase agreements between Tamar Group and each of OPC-Hadera and OPC-Rotem based on a natural gas price formula described in the agreements that may be affected by generation component tariff;

•	“MW” means megawatt (one MW is equal to 1,000 kilowatts or kW);

•	“MWdc” means megawatts, direct current;

•	“MWh” means megawatt per hour;

•	“Noga” means Noga – Independent System Operator Ltd, which acts as the System Operator company;

•	“capacity” or “installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of OPC’s ownership interest in the entity that owns such asset;

•	“OPC-Hadera” is an Israeli corporation, in which OPC has a 100% interest;

•	“OPC-Rotem” means O.P.C. Rotem Ltd., an Israeli corporation, in which OPC Israel has an 100% interest;

•	“OPC Israel” or OPC Holdings Israel Ltd, is an Israeli corporation which owns and operates OPC’s businesses in Israel, in which OPC holds an 80% interest;

•	“OPC Power” means OPC Power Ventures LP;

•	“PPA” means power purchase agreement;

•	“Samay I” means Samay I S.A., a Peruvian corporation;

•	“Sorek 2” means OPC Sorek 2 Ltd.;

•
the “System Operator” has the meaning as defined in Section 1 of the Israeli Electricity Sector Regulations (Private Conventional Electricity Producer), 2005 entrusted by the Israeli government to manage and operate Israeli electrical grid; currently Noga acts as the System Operator;

•
“Tamar” means Tamar reservoir, a gas field located 90 km west of Haifa, Israel with estimated reserves of natural gas of approximately 13.17 tcf or approximately 373 BCM; the gas field is owned and operated by the Tamar Group consisting of Isramco Negev 2 Limited Partnership, Chevron Mediterranean Ltd., Tamar Investment 1 RSC Limited, Tamar Investment 2 RSC Limited, Dor Gas Exploration Limited Partnership, Everest Infrastructure Limited Partnership and Tamar Petroleum Ltd.;

•	“tcf” means trillion cubic feet, a volume measurement of natural gas;

v

•
“Title V” refers to a United States federal program designed to standardize air quality permits and the permitting process for major sources of emissions across the country. which requires the Environmental Protection Agency (“EPA”) to establish a national, operating permit program;

•
“transmission” refers to the bulk transfer of electricity from generating facilities to the distribution system at load center station in which the electricity is stabilized by means of the transmission grid;

•	“Tzomet” means Tzomet Energy Ltd., an Israeli corporation in which OPC has a 100% interest;

•	“Veridis” means Veridis Power Plants Ltd which owns 20% of OPC Israel; OPC and Veridis are party to a shareholders’ agreement which governs the relationship between OPC and Veridis in OPC Israel; and

•	the “War” refers to a deadly attack by the Hamas terrorist organization on communities in the Gaza Strip in the southern part of Israel on October 7, 2023 and the military actions that followed.

ZIM

•	“cooperation agreements” means one or more vessel sharing arrangements, swap agreements and slot sharing arrangements;

•	“LNG” means liquified natural gas;

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

Our consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2023, 2022 and 2021 and the consolidated statements of financial position as of December 31, 2023 and 2022. We present our consolidated financial statements in U.S. Dollars.

All references in this annual report to (i) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel); (ii) “RMB” are to Yuan, the legal currency of the People’s Republic of China, or China; and (iii) “U.S. Dollars,” “$” or “USD” are to the legal currency of the United States of America (“United States” or “U.S.”).

This annual report contains translations of certain RMB and NIS amounts into USD at certain foreign exchange rates solely for the convenience of the reader. All convenience translations from RMB or NIS to USD are based on the certified foreign exchange rates published by the Federal Reserve Board of Governors and foreign exchange rates published by the Bank of Israel, respectively, on December 31, 2023, which was RMB 7.100 per USD and NIS 3.627 per USD, respectively. In our consolidated financial statements, convenience translations into U.S. Dollars are made at the prevailing exchange rate at the time of the relevant transaction or agreement. The convenience translations contained in this annual report should not be construed as representations that the RMB or NIS amounts referred to herein actually represent the USD amounts in the convenience translations presented or that they could have been or could be converted into USD at the exchange rate used in the convenience translations or at any particular rate.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include statements relating to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts and are principally contained in the sections entitled “Item 3.D Risk Factors” “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

These forward-looking statements include statements relating to:

•	our goals and strategies;

•	the strategies, business plans and funding requirements of our businesses;

•	expected trends in the industries and markets in which each of our businesses operate;

•	our tax status and treatment and expected status and treatment under relevant regulations;

•	our share repurchase program;

•	our treasury activities;

•	statements relating to litigation and arbitration; and

•	critical accounting estimates and the expected effect of new accounting standards on Kenon;

•	with respect to OPC:

•	OPC’s and CPV’s strategy;

•
the expected cost and timing of commencement and completion of development and construction projects and projects under development, as well as the anticipated installed capacities and expected performance (e.g., efficiency) of such projects, including the required license and approvals for the development of and financing for projects;

•	expected macroeconomic trends in Israel and the US, including the expected growth in energy demand;

•	potential new projects and existing projects;

•	gas supply agreements;

•	dividend policy;

•	expected trends in energy consumption;

•	regulatory developments;

•	anticipated capital expenditures, and the expected sources of funding for capital expenditures;

•	projections for growth and expected trends in the electricity market in Israel and the US;

•	the gas supply arrangements; and

•	the impact of the War.

•	with respect to Qoros:

•	statements relating to the agreement to sell Kenon’s remaining interest in Qoros to the Majority Qoros Shareholder; and

•	statements with respect to the litigation and arbitration relating to Qoros.

•	with respect to ZIM:

•	expectations regarding general market conditions;

•
expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices, charter and freights rates, container values and other factors affecting supply and demand;

•	plans regarding ZIM’s business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	anticipated ability to obtain additional financing in the future to fund expenditures;

•
expectation of modifications with respect to ZIM’s and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;

•	the expected benefits of cooperation agreements and strategic partnerships;

•	formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which ZIM is not a party to;

•	anticipated insurance costs;

•	beliefs regarding the availability of crew;

•	expectations regarding ZIM’s environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;

•	beliefs regarding potential liability from current or future litigation;

•	plans regarding hedging activities;

•	ability to pay dividends in accordance with ZIM’s dividend policy; and

•	expectations regarding ZIM’s competition and ability to compete effectively.

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

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Methods and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition, results of operations, prospects and liquidity can suffer materially as a result of any of the risks described below.  The risks discussed below are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our businesses. Our businesses routinely encounter and address risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.

Risks Related to Our Strategy and Operations

We may raise financing or provide guarantees or collateral to make investments in or otherwise support existing or new businesses.

Our business may require additional financing and may seek to raise debt or equity financing. Kenon may also seek to raise financing at the Kenon level to meet its obligations or make investments or acquisitions in its existing or new businesses. In the event that Kenon or one or more of our businesses requires capital, Kenon may provide financing by (i) utilizing cash on hand, (ii) issuing equity in the form of shares or convertible instruments (through a pre-emptive offering or otherwise), (iii) raising debt financing at the Kenon level, (iv) using funds received from distributions from its interests in its businesses, (v) selling part, or all, of its interest in any of its businesses and using the proceeds from such sales, or (vi) providing guarantees or pledging collateral in support of the debt of Kenon or its businesses. To the extent that Kenon raises debt financing, any debt financing that Kenon incurs may not be on favorable terms, may impose restrictive covenants that limit how Kenon manages its investments in its businesses, and may also limit dividends or other distributions by Kenon. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices.

Funds from its businesses or external financing may not be available to us to make investments we seek to make or to meet our obligations on reasonable terms or at all. Kenon may sell assets to fund any investments it seeks to make or to meet Kenon’s obligations, and its ability to sell assets may be limited. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly.

Our directors have broad discretion on the use of the capital resources for investments in our businesses or other investments or other purposes and we may make investments or acquisitions in our existing or new businesses. Kenon has provided loans and guarantees and made equity investments to support its businesses, such as investments in OPC (including equity investments in 2022 and 2021), and may provide additional loans to or make other investments in or provide guarantees in support of its businesses. Kenon’s liquidity requirements will increase to the extent it makes additional investments in or grants additional guarantees to support its businesses. To the extent Kenon uses cash on hand or other available liquidity to make an investment in existing or new businesses, it will reduce amounts available for distribution to shareholders. For example, CPV requires capital for the development, construction or acquisition of existing and future projects. CPV will require additional debt and equity financing for its projects. The main source of equity has been the investors in the CPV Group (OPC is CPV’s main investor). Difficulty in obtaining the required capital amounts (and such amounts may be significant, considering the advanced projects by the CPV Group) may prevent the CPV Group from being able to execute its plans and strategy, all or with considerable delay. Additional equity financing by OPC may involve Kenon participating in equity raises of OPC. Additional financing for CPV Group may involve equity financing at the CPV Group level which would dilute OPC (to the extent OPC is not the investor), which would indirectly dilute Kenon’s interest in CPV.

Third-party financing sources for Kenon’s businesses may require Kenon to guarantee an individual business’ indebtedness and/or provide collateral, including collateral via a cross-collateralization of assets across businesses (i.e., pledging shares or assets of one of our businesses to secure debt of another of our businesses). To the extent Kenon guarantees an individual business’ indebtedness, it may divert funds received from one business to another business. We may also sell some or all of our interests in or use dividends received from any of our businesses to provide funding for another business. Additionally, if we cross-collateralize assets in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations. Furthermore, if Kenon provides any of its businesses with additional capital, provides any third parties with a guarantee or any indemnification rights, and/or provides collateral, this could reduce our liquidity. For further information on our capital resources and requirements of our businesses, see “Item 5.B Liquidity and Capital Resources.”

We face risks in connection with our strategy, which includes potential acquisitions or investments in new or existing business and we may fail to identify opportunities or consummate investments and acquisitions on favorable terms, or at all, in existing or new businesses.

Our strategy contemplates making investments or acquisitions in its existing or new businesses. Our success in executing this strategy depends on our ability to successfully identify and evaluate investment opportunities or consummate acquisitions on favorable terms.

However, the identification of suitable investment or acquisition candidates can be difficult, time-consuming and costly, and it is challenging to identify and successfully consummate investment or acquisitions that meet our objectives. As a result, we may not identify or successfully complete investment or acquisitions that we target, which  may impede execution of our strategy.

We expect that any such acquisitions or other investments would be in established industries, would be substantial and that we would be actively involved in the operations and promoting the growth and development of such businesses. In addition, we do not expect that any such acquisitions or other investments would be in start-up companies or focused on emerging markets. While the foregoing set forth our current expectations as to potential investments, we are not limited to the foregoing criteria and we have broad discretion as to how we deploy our capital resources and may make investments or acquisitions that do not meet the foregoing criteria.

Our ability to consummate future investments and acquisitions may also depend on our ability to obtain any required government or regulatory approvals for such investments, including any approvals in the countries in which we may purchase assets in the future or in the United States.  Our ability to consummate future investments or acquisitions may also depend on the availability of financing. See “—Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.”

Furthermore, we may face competition with other local and international companies, including financial investors, for acquisition or investment opportunities, which may result in us losing investment opportunities or increasing our cost of making investments. Some of our competitors for investments and acquisitions may have more experience in the relevant sector, greater resources and lower costs of capital, be willing to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets or projects under development than our resources permit.

To the extent we acquire or otherwise make investments in businesses where we do not have significant (or any) experience, we would face risks of operating in a sector with which we lack experience, which could impact the success of any such acquisition or investments.

In addition, there is no assurance that any investments we make will generate a positive return and we face the risk of losing some or all of the funds we invest.

Any funds we use to make acquisitions of a new business will reduce amounts available for investments in our existing businesses and investments in existing or new businesses will reduce amounts available for distribution to shareholders or repurchases of shares and could require us to raise debt or equity financing.

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses access capital markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures or for general corporate purposes. Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses or to make new investments. The ability of Kenon or its businesses to access capital markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. Disruptions in the capital or credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact access to financing. The high levels of inflation and interest rates as well as geopolitical developments including the war in Ukraine and the War in Israel have adversely impacted financial markets and the cost of debt financing and have increased volatility in financial markets.

The availability of financing and the terms thereof is impacted by many factors, including: (i) our financial performance, (ii) credit ratings or absence of a credit rating, (iii) the liquidity of capital markets generally, (iv) the state of the global economy, including inflation and interest rates and (v) geopolitical events such as the Russian invasion of Ukraine and the War in Israel. There can be no assurance that Kenon or its businesses will be able to access the capital markets on acceptable terms or at all. If Kenon or its businesses deem it necessary to access financing and are unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity.

We are subject to volatility in the capital markets.

Our strategy may include sales or distributions of our interests in our businesses. For example, in August 2017, OPC completed an initial public offering, or IPO, in Israel, and a listing on the TASE, and in February 2021, ZIM completed an IPO on the NYSE. The ability of one or more of our businesses to complete a public offering, distribution or listing is heavily dependent upon the public equity markets. Financial market conditions were volatile in 2023 and remain volatile and these conditions could become worse.

As our holdings in OPC and ZIM are publicly traded (and to the extent any of our other holdings in companies are listed in the future), we are exposed to risks of downward movement in market prices. In addition, large holdings of securities can often be disposed only over a substantial length of time. Accordingly, under certain conditions, we may be forced to either sell our equity interest in a particular business at lower prices than expected to effect or defer such a sale, potentially for a long period of time.

We have in the past, and may in the future enter into lockup agreements with respect to our shares in listed companies in connection with offerings by those companies, and in some cases, we may be required to enter into a lockup agreement. In addition, we are subject to securities laws restrictions on resales, including in the United States, to the extent we are an affiliate of the issuer, or hold restricted shares, the requirement to register resales with the SEC or to make sales under a relevant exemption.

We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.

We are a holding company and we do not conduct independent operations or possess significant assets other than investments in and advances to our businesses and our cash on hand and treasury investments. As a result, we depend on funds from our businesses or external financing to make distributions, to make investments or acquisitions, to pursue our strategy and for our other liquidity requirements.

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

Our businesses are leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of December 31, 2023:

•	OPC had $1,530 million of outstanding indebtedness and OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $839 million, and

•	ZIM had outstanding indebtedness (mostly lease liabilities) of approximately $5.9 billion.

Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. Consequently, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. Additionally, some of our businesses’ assets have been pledged to secure indebtedness, and as a result, the amount of collateral that is available for future secured debt or credit support and a business’ flexibility in dealing with its secured assets may be limited. Our businesses that are leveraged use a substantial portion of their consolidated cash flows from operations to make debt service payments, thereby reducing their ability to use their cash flows to fund operations, capital expenditures, or future business opportunities.

Our businesses will generally have to service their debt obligations before making distributions to us or to any other shareholder. In addition, many of the financing agreements relating to the debt facilities of our operating companies contain covenants and limitations, including the following:

•	minimum equity;

•	debt service coverage ratio;

•	limits on the incurrence of liens or the pledging of certain assets;

•	limits on the incurrence of debt;

•	limits on the ability to enter into transactions with affiliates, including us;

•	limits on the ability to pay dividends to shareholders, including us;

•	limits on the ability to sell assets; and

•	other non-financial covenants and limitations and various reporting obligations.

If any of our businesses are unable to repay or refinance their indebtedness as it becomes due, or if they are unable to comply with their covenants, they may decide to sell assets or to take other actions, including (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of cash flow from operations to the payment of principal and interest on their indebtedness. As a result, the ability of our businesses to withstand competitive pressures and to react to changes in the various industries in which we operate could be impaired. A breach of any of our businesses’ debt instruments and/or covenants could result in a default under the relevant debt instruments, which could lead to an event of default. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, the relevant business may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of that business for us. Furthermore, the acceleration of any obligation under certain debt instrument may permit the holders of other material debt to accelerate their obligations pursuant to “cross default” provisions, which could have a material adverse effect on our business, financial condition and liquidity.

We understand that Qoros continues to have significant external loans and borrowings, all of which we understand is in default and has been accelerated, and significant loans and other advances from parties related to the Majority Qoros Shareholder remain outstanding.

We face risks in relation to our remaining 12% interest in Qoros, including risks relating to collection of the arbitration award in connection with this agreement.

Kenon holds a 12% interest in Qoros.

In April 2021, Kenon’s subsidiary Quantum (which holds Kenon’s share in Qoros) entered into an agreement (the “Sale Agreement”) with the Majority Qoros Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $220 million), and Baoneng Group has provided a guarantee of the Majority Qoros Shareholder’s obligations under the Sale Agreement. The Majority Qoros Shareholder did not make any of the required payments under the Sale Agreement, and in the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Qoros Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission (“CIETAC”). In February 2024, CIETAC issued a final award, not subject to any conditions, in favor of Quantum. The tribunal ruled that the Majority Qoros Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $268 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $239 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. Kenon intends to seek to enforce this award against the Majority Qoros Shareholder and Baoneng Group since they have failed to perform their payment obligations under the award. In connection with this arbitration, Kenon has obtained a court order freezing assets of Baoneng Group at different rankings (primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses).

Any value that could be realized in respect of this award is subject to significant risks and uncertainties, including the risk that Quantum may be unable to enforce the award or otherwise collect the amounts awarded or otherwise owing to it, risks relating to any action that may be taken seeking to challenge the award or enforcement of the award, risks relating to the process for enforcement of judgments in this proceeding/jurisdiction, risks relating to the financial condition of the parties subject to the award, risks related to the value in respect of any frozen assets pursuant to court orders as well as the risk of competing claims and Kenon’s ability to realize any value in respect of such assets or otherwise in connection with the award, including the risk that Kenon does not realize any value from such assets or any value that is realized is less than amounts owed to Kenon and other risks and uncertainties, which could impact Quantum’s ability to realize any value from this award.

In addition to the Sale Agreement, the Majority Qoros Shareholder was required to assume Quantum’s obligations relating to Quantum’s pledge of its remaining shares in Qoros. Baoneng Group provided a guarantee to Kenon. This guarantee provides for a number of obligations, including an obligation for Baoneng Group to reimburse Kenon in the event Quantum’s shares are foreclosed upon. Baoneng Group is required to deposit an amount sufficient in escrow to ensure sufficient collateral to avoid the banks foreclosing the Qoros shares pledged by Quantum. Baoneng Group has failed to do so after Kenon made a demand in the fourth quarter of 2021, and in November 2021, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by Baoneng Group, which was then transferred to the Supreme People’s Court for trial. The court proceedings are ongoing. Kenon has obtained an order freezing certain assets of Baoneng Group in connection with the litigation pursuant to a court order. There is no assurance as to the outcome of these proceedings.

Qoros has been in default under certain loan facilities for a number of years, including its RMB 1.2 billion loan facility.  The lenders under Qoros’ RMB 1.2 billion loan facility have obtained a court order in respect of a payment default by Qoros, subject to Baoneng Group’s appeal against such order. The court order (when effective) would, among other things, enable the lenders to take steps to enforce pledges over Qoros’ assets and other security for the loan including the shares in Qoros pledged by its shareholders to secure the loan, including Quantum’s pledge of its 12% interest in Qoros.  Accordingly, we face risks in connection with any enforcement by the lenders and the impact thereof.

Our success is dependent upon the efforts of our directors and executive officers.

Our success is dependent upon the decision-making of our directors and executive officers as well as the directors and executive officers of our businesses. The loss of any or all of our directors and executive officers could delay the implementation of our strategies or divert our directors and executive officers’ attention from our operations which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.

Our businesses have facilities and generate costs and revenues in a number of geographic regions across the globe. As a result, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than U.S. Dollars. The predominance of certain currencies varies from business to business, with many of our businesses generating revenues or incurring indebtedness in more than one currency. For example, most of ZIM’s revenues and a significant portion of its expenses are denominated in the U.S. Dollars. However, a material portion of ZIM’s expenses are denominated in local currencies. In addition, OPC is subject to exchange rate fluctuations in its operations in Israel, and a portion of its PPAs and its supply arrangements are determined by reference to the NIS to USD exchange rate. OPC is also indirectly influenced by changes in the U.S. Dollar to NIS exchange rate, including as a result of the following factors: (i) OPC’s investment in CPV which operates in the U.S., (ii) the expected investments in CPV’s new and existing projects and (iii) the IEC electricity tariff being partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars. From time to time, and in accordance with its business considerations, OPC uses currency hedging. However, there is no certainty as to the reduction of the exposure to exchange rates under such currency forwards, and OPC incurs costs in respect of those hedging.

Furthermore, our businesses may pay distributions or make payments to us in currencies other than the U.S. Dollar, which we must convert to U.S. Dollars prior to making any dividends or other distributions to our shareholders that we may make in the future. For example, OPC pays dividends in NIS. Foreign exchange controls in countries in which our businesses operate may further limit our ability to repatriate funds from unconsolidated affiliates or otherwise convert local currencies into U.S. Dollars.

Consequently, as with any international business, our liquidity, earnings, expenses, asset book values, and/or equity may be materially affected by short-term or long-term exchange rate movements or controls. Such movements may give rise to one or more of the following risks, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity:

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

The business and operating results of each of our businesses are affected by worldwide economic conditions, particularly conditions in the energy generation and shipping industries in which our businesses operate. The operating results and profitability of our businesses may be adversely affected by global economic conditions, credit market crises, levels of consumer and business confidence, inflation, unemployment levels, levels of capital expenditures, fluctuating commodity prices (particularly prices for electricity, natural gas, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, increased import and export tariffs and other forms of trade protectionism, geopolitical events such as the War or the Russian invasion of Ukraine and other developments affecting the global economy. Volatility in global financial markets and in prices for oil and other commodities and geopolitical events could result in a deterioration of global economic conditions which could impact our business and could lead to deterioration of business, cash flow shortages, or difficulty in obtaining financing.

In addition, the business and operating results of each of our businesses have been and may continue to be adversely affected by the effects of a widespread outbreak of contagious disease, such as the COVID-19 outbreak, which has and could continue to adversely affect the economies and financial markets of many countries, which has had and could continue to have an adverse effect on our businesses. Further outbreaks and spread and new variants of COVID-19 could cause additional quarantines, reduction in business activity, labor shortages and other operational disruptions.

Furthermore, the War and the Russian invasion of Ukraine have led to and are expected to continue to lead to disruption, instability and volatility in global markets and industries. Our business could be negatively impacted by such conflict. The U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect our business.

We are exposed to interest rate risk because our businesses depend on debt financing to finance operations and projects. Additionally, due to increases in inflation, certain governmental authorities responsible for administering monetary policy have increased, applicable central bank interest rates. For example, U.S. Federal Reserve raised various interest rates during 2022 including US Federal Reserve Interest on Reserve Balances to 4.4% effective December 15, 2022, with rates raised further in 2023 to over 5% as of December 31, 2023. The increase in the benchmark rate has resulted in an increase in market interest rates. Current high interest rates and any further increase in interest rates could make it difficult for us and our businesses to obtain future financing or service existing financings on favorable terms, or at all, and thus reduce revenue and adversely affect our operating results. High interest rates could lower our or our businesses’ return on investments. Our interest expense increases to the extent interest rates rise in connection with our variable interest rate borrowings and higher interest rates also impact new and refinancings of existing fixed rate borrowings. If in the future we have a need for significant further borrowings, our cost of capital would reflect the current interest rates. Conversely, lower interest rates have an adverse impact on our interest income.

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. Slower growth or deterioration in the global economy could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We could be adversely affected by the War in Israel.

On October 7, 2023, the War broke out in Israel, which as at the date of this report is still underway. The War led to consequences and restrictions that affected the Israeli economy, which included, among other things, a decline in business activity, extensive recruitment of reservists, restrictions on gatherings in workplaces and public spaces, restrictions on the activity of the education system, and more. The impacts of the War on OPC and ZIM include considerable uncertainty with respect to macro‑economic factors in Israel as well as potential adverse effects on the credit rating of Israel and Israeli financial institutions (particularly the Israeli banking system), potential fluctuations in the currency exchange rates, particularly a strengthening of the dollar exchange rate against shekel, and instability in the Israeli capital markets. For example, in February 2024, Moody’s rating agency downgraded the State of Israel’s credit rating to A2 from A1 with a negative rating outlook and of the Israeli financial institutions, particularly the Israeli banking system (against the background of the reduction of Israel’s rating, in February 2024 the international rating company Moody’s gave notice of a reduction of the credit rating of the five large banks in Israel to a level of A3 with a negative rating outlook), which could adversely affect investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause a weakening of the exchange rate of the shekel against the other currencies (particularly the dollar), harm the activities of the business sector and create instability in the Israeli capital market (including increased volatility, falling prices of traded securities, and limited liquidity and accessibility).

There is a significant uncertainty as to the development of the War and its impact on us. To the extent the above risks, events or potential outcomes materialize, wholly or partly, or in a case of a worsening of the security situation, this could negatively impact both OPC’s and ZIM’s activities and the activities of OPC and ZIM customers and suppliers in Israel (including physical harm or curtailment of activities) and could also negatively impact the results of OPC and ZIM and the availability and cost of the capital and financing sources that are required by OPC and ZIM.

A deterioration of the political and security situation in Israel may have an adverse effect on the economic conditions, and could cause difficulties with respect to OPC’s operations and damage to its assets in Israel. Security and political events, such as war or an act of terror, could cause damage to the facilities used by OPC, including damage to the facilities of the power plants, construction of the power plants under construction, and additional projects, IT systems, shortage of foreign manpower and foreign experts, damage to the system for transmission of natural gas to the power plants and the grid, damage to OPC’s material suppliers (such as natural gas suppliers) or material customers, thereby adversely affecting the continuous supply of electricity to customers.

Our businesses’ operations expose us to risks associated with conditions in those markets where they operate.

Through our businesses, we operate and service customers in geographic regions around the world which exposes us to risks, including:

•	economic volatility;

•	unfavorable changes in laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	unfavorable changes in regulated electricity tariffs;

•	import or export restrictions or other trade protection measures and/or licensing requirements;

•	costs and risks associated with managing a number of operations across a number of countries;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	adverse tax developments;

•	geopolitical events such as military actions;

•	changes in the general political, social and/or economic conditions in the countries where we operate; and

•	the presence of corruption in certain countries.

If any of our businesses are impacted by any of the aforementioned factors, such an impact could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses require qualified personnel to manage and operate their various businesses.

Our businesses require a number of qualified and competent management to independently direct the day-to-day business activities of each of our businesses, execute their respective business plans, and service their respective customers, suppliers and other stakeholders, in each case across numerous geographic locations. Our businesses must be able to retain employees and professionals with the skills necessary to understand the continuously developing needs of our customers and to maximize the value of each of our businesses. Changes in demographics, training requirements and/or the unavailability of qualified personnel could negatively impact the ability of each of our businesses to meet these demands. In addition, the War has resulted in a significant call up of military reserves, which impacts personnel in Israel. If any of our businesses fail to hire and retain qualified personnel, or if they experience excessive turnover, this could impact their operations, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Raw material shortages, supplier capacity constraints, production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs and adversely impact our businesses.

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas for OPC Israel, and CPV Group, solar panels and wind turbines for CPV Group and bunker for ZIM), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited or sole source suppliers. For more information on the risks relating to supplier concentration in relation to OPC, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC depends on infrastructure, securing space on the grid and infrastructure providers.”

A disruption in deliveries from these and other third-party suppliers, contract manufacturers or service providers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities, including as a result of the War in Israel, catastrophic events or global inflation, could have an adverse effect on the ability of our businesses to meet their commitments to customers or could increase their operating costs. Our businesses could encounter supply problems and may be unable to replace a supplier that is not able to meet their demand in either the short- or the long-term; these risks are exacerbated in the case of raw materials or component parts that are sourced from a single-source supplier. For example, there are only a limited number of suppliers of natural gas in Israel and the War increases risks relating to access to gas supply. Furthermore, quality and sourcing issues experienced by third-party providers can also adversely affect the quality and effectiveness of our businesses’ products and/or services and result in liability and reputational harm that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of December 31, 2023, OPC employed 169 employees in Israel and 150 employees in the United States, and ZIM employed 6,460 employees. Our businesses have experienced and could experience strikes, industrial unrest, work stoppages or labor disruptions. Any disruptions in the operations of any of our businesses could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage or other disruption at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available. In addition, as a result of the War, OPC and ZIM  may face personnel availability issues as some of their employees might be drafted as reservists, and their absence may disrupt OPC and ZIM businesses.

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

Cyber security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our and our business’ information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information. In addition, any system failure, accident or security breach could result in business disruption, unauthorized access to, or disclosure of, customer or personnel information, corruption of our data or of our systems, reputational damage or litigation. We or our operating companies may also be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties. These cyber security threats are constantly evolving. The increased reliance on remote access for employees in recent years has increased the likelihood of cyber security attacks. We, therefore, remain potentially vulnerable to additional known or yet unknown threats, as in some instances, we, our businesses and our customers may be unaware of an incident or its magnitude and effects. Should we or any of our operating businesses experience a cyber-attack, this could have a material adverse effect on our, or any of our operating companies’, business, financial condition or results of operations.

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

The U.S. Investment Company Act of 1940, or the “Investment Company Act,” regulates “investment companies,” which includes, in relevant part, issuers that are, or that hold themselves out as being, primarily engaged in the business of investing, reinvesting and trading in securities or that are engaged, or propose to engage, in the business of investing, reinvesting, owning, holding or trading in securities and own, or propose to acquire, investment securities (as defined in the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Pursuant to a rule adopted under the Investment Company Act, notwithstanding the 40% test described above, an issuer is excluded from the definition of investment company if no more than 45% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of the issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than (i) U.S. government securities, (ii) securities issued employees’ securities companies, (iii) securities issued by majority-owned subsidiaries of the issuer that are not investment companies and not relying on certain exclusions from the definition of investment company and (iv) securities issued by companies that are not investment companies and are controlled primarily by the issuer through which the issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities. We do not believe that we are subject to regulation under the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through majority owned and primarily controlled subsidiaries. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, maintaining such status may impose limits on our operations and on the assets that we and our subsidiaries may acquire or dispose of. If, at any time, we meet the definition of investment company, including as a result of a company in which we have an ownership interest ceasing to be majority owned or primarily controlled, including as a result of dispositions or dilution of interests in majority owned and primarily controlled subsidiaries, we could, among other things, be required to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, which could have an adverse effect on us and the market price of our securities. If we were to be deemed an “inadvertent” investment company, we may seek to rely on Rule 3a-2 under the Investment Company Act, which provides that an issuer will not be treated as an investment company subject to the provisions of the Investment Company Act provided the issuer has the requisite intent to be engaged in a non-investment business, evidenced by the issuer’s business activities and an appropriate resolution of the issuer’s board of directors, during a one year cure period.

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

The U.S. Foreign Corrupt Practices Act, or the “FCPA”, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen substantial anti-bribery law enforcement activity, with aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. We operate, through our businesses, in some parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in construction and energy production, they are often subject to increased scrutiny by regulators. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity. We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

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

Risks Related to OPC’s Israel Operations

OPC’s profitability depends on the EA’s electricity rates and tariff structure.

The price of electricity for OPC’s customers is directly affected by the electricity generation component tariff, and such tariff is the basis of linking the price of natural gas pursuant to gas purchase agreements, and therefore OPC is exposed to changes in the electricity generation component. A decrease in the electricity tariffs and changes in the tariff structure or related components, such as structure of demand time clusters published by the EA, and specifically the tariff of the generation component, may have a material adverse effect on OPC’s profits and operating results. A decrease in the generation component tariff will result in a deterioration in OPC’s operating results.  For example, changes in the electricity generation component (including changes in the structure of the electricity generation component), which is published by the EA (which may be caused by various factors, including changes in exchange rates, the cost of the IEC’s fuels, changes in the attribution of costs to the generation component or system costs), impact OPC’s revenues from sales to private customers and the cost of sales arising from its activity.  This is because the price of electricity stated in the agreements between OPC and its customers is directly affected by the generation component, and the generation component serves as the basis for linking the natural gas price under the gas purchase agreements. A revised tariff structure came into force with the revision of the tariff for consumers for 2023, which included following key revisions: (i) changing peak hours from the afternoon to the evening; (ii) increasing the number of months during which peak time applies in the summer to from two months to four months; (iii) increasing the difference between peak time and off-peak time; and (iv) defining a maximum of two clusters for each day of the year.  These changes had a significant impact on tariffs and OPC’s results.

Furthermore, the gas price formula set in the gas agreements of OPC is linked to the electricity generation component and is subject to the Minimum Price. Therefore, when the gas price is equal to or lower than the Minimum Price, reductions in the generation component will not cause a reduction in the cost of natural gas consumed by OPC-Rotem and OPC-Hadera, but rather will reduce the profit margins and will have an adverse effect on OPC’s profits.

As part of its activity in the United States, OPC is exposed to changes in electricity prices in the United States.

OPC is subject to changes in the electricity market and technological changes.

OPC has electricity generation and supply activity using a range of technologies, including conventional technology (mainly natural gas), and renewable energy (in the United States), including as part of projects under development (including carbon capture projects in the United States) and construction. OPC is working to expand its renewable energy activities in Israel and the United States, while incorporating technologies involving carbon capture. A delay or failure to adopt new production technologies, as well a failure to manage and lead internal organizational innovation or other processes or to adjust the transactions to the developments in the supply chain, may lead to OPC missing out on business opportunities and impair the prospect of positioning OPC as a leader in the industry, or to a decrease in its market share. The increase in market share of renewable energies, and the setting of emission reduction targets and standards (for example, changes in the gas standards set by the EPA in the United States) may lead to decreased generation using conventional energy, including OPC’s production facilities, as well as reduce the production operations at the OPC-Rotem Power Plant (including in view of its location). In addition, a preference by OPC’s customers for renewable energies may have an adverse effect on the demand for OPC’s products and its results.

OPC is leveraged and may be unable to comply with its financial covenants and undertakings under its financing agreements (including equity subscription agreements), or meet its debt service or other obligations.

As of December 31, 2023, OPC had $1,530 million of total outstanding consolidated indebtedness. The debt instruments to which OPC and its operating companies are party to require compliance with certain covenants and limitations.

A breach of covenants could result, among other things, in acceleration of the debt and cross-defaults across the debt instruments.

For example, the trust deeds for OPC’s debentures and the financing agreements of OPC include undertakings to comply with certain financial covenants and various other undertakings to debentures holders and/or lenders. Interest rates may also increase in certain circumstances, such as a downgrading of rating or failure to comply with financial covenants.

In addition, distributions (including the repayment of shareholders’ loans) may be subject to compliance with certain financial covenants. Financing agreements impose certain restrictions in connection with a change of control in OPC, expiry of licenses, termination or change of material agreements and other circumstances.  Failure to comply with such covenants or the occurrence of any of the specified events set out in the agreements may restrict distributions by OPC, increase finance costs, require more prompt payment to lenders, require an increase in  collateral or equity contributions, or trigger demand by the lenders for immediate repayment or result in enforcement of collateral or  guarantees provided by OPC, any of which  may have an adverse effect on OPC, and could trigger cross-default provisions in OPC’s financing agreements.

OPC may face restrictions on receiving credit.

OPC may be limited as to the amount of credit it may receive in Israel due to regulatory restrictions placed on financial institutions regarding the amount of loans that Israeli banks are permitted to grant to single borrowers or groups of borrowers due to the group of companies to which OPC and its controlling shareholder belong (or entities related thereto). Similar restrictions may also apply to non-banking entities with regard to investments or the provision of credit by them. Furthermore, various investors have investment policies that include ESG targets that may limit the financing amounts available to OPC.

OPC may not achieve its environmental, social, and governance (“ESG”) goals or meet and comply with emerging ESG expectations and regulations.

In recent years, there has been an increase in investors and other stakeholders’ awareness of the climate and environmental effects of various activities in various jurisdictions around the world, including Israel. In addition, involvement of regulators in the area of ESG is increasing, and various regulations are imposed in the field of ESG in various frameworks.

Under the trend, existing and potential investors and other stakeholders (including customers) take into account ESG considerations relating to environmental, social and corporate governance aspects as part of their investment and business policies, including in relation to the provision of financing. This trend may manifest itself in various ways, including investors refraining from making investments in the field of natural gas, difficulty in obtaining credit, an increase in finance costs, difficulty in recruiting employees and other impacts. Furthermore, the imposition of various regulatory provisions in the area of ESG, particularly environmental regulations, may result in significant costs to OPC. These trends may have an adverse effect on OPC’s business and financial position, including loss of customers, restricting OPC’s ability to implement its growth plan, impairment of assets, an increase in the price of debt, erosion of OPC’s value, or an adverse effect on OPC’s market position.

OPC’s operations are significantly influenced by regulations.

OPC is subject to significant government regulation. See “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” OPC is exposed to changes in these regulations as well as changes to regulations applicable to sectors that are associated with the company’s activities. Various regulations and  changes in regulation may have an adverse effect on OPC’s activity and results or on its terms of engagement with third parties, such as its customers and suppliers, including natural gas suppliers. Furthermore, regulatory processes might lead to delays in obtaining permits and licenses (for example, the pending proceedings relating to CPV Valley’s Title V permit), the imposition of monetary sanctions, the filing of criminal indictments or the instigation of administrative proceedings against OPC and its management, and damage to OPC’s reputation.  In recent years, the industry in which OPC operates has been subject to frequent regulatory changes, and OPC believes that further regulatory changes may be implemented in the coming years, including the application of new arrangements, including due to the development of the private power production market in Israel based on the Israeli Government’s goals and development of incentives and renewable energies in Israel and worldwide.  Regulatory changes can also impact OPC’s results of operations. For example, there were significant revisions to the tariff structure in Israel in 2023, which impacted OPC’s results. Regulatory changes, changes in regulators’ policy or in their interpretation of the regulations may have various impacts on the power plants owned by OPC or the power plants it intends to develop (as well as on the economic viability of the construction of new power plants) or the economic viability of taking part in tenders in this area.  The regulations that impact OPC  may apply pursuant to competition laws or in the context of promotion of  competition.

Furthermore, OPC’s activity is subject to legislation and regulation whose objective is to protect the environment and to reduce damages from environmental nuisances by, among other things, imposing restrictions on noise, emission of pollutants, and treatment of hazardous substances, carbon capture and restrictions under the EPA. Failure by OPC to comply with new or revised legislation, inadequate interpretation of the provisions of the law, failure to apply controls and monitor the implementation of and compliance with the provisions of applicable law and regulations or the terms of licenses, failure to obtain permits or licenses or non-renewal of licenses or stricter licensing terms, imposition of stricter regulations to independent power producers or failure to comply with such regulations may lead to OPC’s incurring expenses or being required to make significant investments or may have a material adverse effect on OPC’s results. Furthermore, adoption and implementation of ESG objectives or requirements set by various organizations, voluntarily or pursuant to new regulatory provisions, may expose OPC to additional requirements or, in the event of failure to comply with the objectives or requirements, to restrictions on making investments and obtaining credit, and impair its operations.

Additionally, OPC requires certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. For example, in November 2017, OPC-Rotem applied to the EA to obtain a supply license. In February 2018, the EA responded that OPC-Rotem needs a supply license to continue selling electricity to customers and that the license will not change the terms of the PPA between OPC-Rotem and the IEC (which will be assigned by the IEC to the System Operator). In February 2023, the EA proposed a resolution to, among other things, grant a supply license to OPC-Rotem. In February 2020, the EA issued standards regarding deviations from consumption plans submitted by private electricity suppliers, which became effective on September 1, 2020. The EA had stated that this regulation will apply to OPC-Rotem after supplementary arrangements have been determined for OPC-Rotem. On February 19, 2023, the EA published a proposed resolution in respect of OPC-Rotem on the application of criteria regarding deviation from a consumption plan, and the application of the complementary arrangements and criteria required for that purpose.  In March 2024, the EA issued a resolution that addresses the application of certain standards to OPC-Rotem, including those regarding deviations from consumptions plans submitted by private electricity suppliers, and the award of a supply license to OPC-Rotem (if it applies for one and complies with the conditions for receipt thereof). This is in light of the Israeli Electricity Authority’s stated intention to consolidate the regulation that applies to OPC-Rotem with the regulation applicable to other manufacturers entering into a bilateral transaction, thereby allowing OPC-Rotem to operate in the energy market in a manner that is similar to that of other electricity generation facilities that are allowed to conduct bilateral transactions. The resolution will come into force on May 1, 2024.

The final complementary arrangements have been approved. However, the award process of the license (including the terms of the license) has not yet been completed. If such supply license is not obtained, or if the supply license that is obtained has terms not according to the complementary arrangements that have been approved, OPC’s activity in the field of electricity sale and trade in Israel and the results of OPC’s operations may be adversely impacted.

OPC faces risks relating to gas supply agreements, the System Operator and the IEC and PPAs.

OPC has agreed to purchase minimum quantities in its gas supply agreements

In accordance with gas supply agreements, OPC group companies are in some cases required to consume minimum quantities of gas set forth in gas supply agreements (a “take or pay” undertaking), or to undertake to purchase gas from the gas supplier. Failure to consume the minimum quantities of gas may be caused by, among other things, an operative malfunction as a result of which it would be impossible to generate electricity, or a material decrease in generation needs, including due to lower generation quantities prescribed by the System Operator. In the past two years, there was an increase in the volume of generation reductions of OPC-Rotem at the instruction of the System Operator. The acquisition of gas in quantities lower than what is required under the contractual obligation may expose OPC group companies that are party to gas supply agreements to additional payment obligations to gas suppliers.

In addition, from the commercial operation date of the Karish Reservoir (which began commercial operations in 2023), the total take or pay obligation to Energean and Tamar by OPC-Rotem and OPC-Hadera is expected to be higher than the obligation prior to the operation of the Karish Reservoir, although a utilization or sale of the gas surpluses may, to a certain extent, offset such obligations.

Disputes between OPC-Rotem and the System Operator

During 2023, Noga raised claims against OPC-Rotem as described in “Item 4. Information on the Company—Regulatory, Environmental and Compliance Matters—Israel—OPC-Rotem’s Regulatory Framework” and “Item 4. Information on the Company—Industry —Overview of Israeli Electricity Generation Industry—The generation component and changes in the IEC’s costs”.  The loading of OPC’s power plants is carried out in accordance with the directives of the system operator.  Furthermore, OPC-Rotem sells surplus electricity to the system operator. Load declines or a decline in sales to the system operator have an adverse effect on OPC-Rotem’s results. If such disputes are not settled between the parties, this may have an adverse effect on OPC. OPC expects those disputes to be resolved as part of complementary arrangements regarding Rotem, including the receipt of a supply license (if any are set and subject to their final content). In March 2024, the EA issued a resolution that addresses the application of certain standards to OPC-Rotem, including those regarding deviations from consumptions plans submitted by private electricity suppliers, and the award of a supply license to OPC-Rotem (if it applies for one and complies with the conditions for receipt thereof). The final complementary arrangements have been approved. However, the award process of the license (including the terms of the license) has not yet been completed.

Unavailability of the power plants in accordance with the PPAs

Unavailability of OPC’s power plants as required in accordance with the terms of the PPAs may expose OPC group companies to excess payment obligations or breaches of their obligations or detract from their ability to benefit from the arrangements that apply to them.

Engagement in new PPAs and renewal of existing PPAs

A substantial part of the energy sold by OPC in Israel is sold to private customers under PPAs for defined periods. When the PPAs signed by OPC expire, OPC will need to sign new PPAs with other customers or renew the existing PPAs. There is no certainty that OPC will be successful in entering into new PPAs for adequate periods or renewing existing PPAs upon their expiry, nor is there certainty that the new or renewed PPAs will have terms as favorable as those of the expired PPAs, due to, among other things, changes in market conditions. If OPC fails to renew or enter into new PPAs with terms and conditions that are favorable for OPC, its operating results may be adversely affected.

OPC faces limitations under Israeli law in connection with the expansion of its business.

Existing regulation, such as antitrust laws, regulations under the Israeli Law for Promotion of Competition and Reduction of Concentration, enacted in 2013 (the “Market Concentration Law”) or regulations under the Israeli Electricity Sector Law, 5756-1996 (the “Electricity Sector Law”) with respect to holding generation licenses impose restrictions, including restrictions on maximum capacity, which may limit the expansion of OPC’s activity in Israel.

OPC believes that the capacity set in the generation licenses (in accordance with conditional and permanent generation licenses) of entities, which are considered related parties of OPC, was deemed to be held by a single “person.” According to OPC’s estimates, the held capacity attributed to OPC under the Market Concentration regulations is approximately 1,500 MW. Furthermore, in accordance with the relevant regulation, a stake of 5% or more in OPC or its Israeli investees (including Veridis’ holdings in OPC Israel) may attribute to OPC the capacity set in the licenses of the holder of such a stake (or its shareholders). Therefore, the capacity attributed to OPC (plus the capacity attributed to entities that may be considered related parties for that purpose) may prevent OPC from making certain purchases (including participating in the IEC Reform tenders) or executing certain projects, thereby limiting OPC’s ability to expand its activity in Israel. Furthermore, OPC is included in the list of concentrated entities, and accordingly is subject to the restrictions applicable to concentrated entities and significant non-financial corporations.

According to the Market Concentration Law, when issuing and determining the terms of certain rights, including the right to an electricity generation license under certain circumstances, the regulator must consider the promotion of competition in the relevant industry sector and the Israeli economy generally. If the right is on the list of rights that may have a material impact on competition, the regulator must consult with the Israel Competition Commissioner regarding sector concentration. Kenon, OPC, and OPC’s subsidiaries are considered concentration entities under the Israel Corporation group for purposes of sector-specific and economy-wide concentration. The list of concentration entities also includes Mr. Idan Ofer, who is the beneficiary of entities that indirectly hold a majority of the shares in Kenon, and includes a list of other entities which may be affiliated with Mr. Idan Ofer, including ZIM. With respect to economy-wide concentration, this may affect OPC’s or its subsidiaries’ ability to receive a generation license if it involves the construction and operation of power plants exceeding 175 MW. For example, in August 2017, the Israel Competition Authority and the Chairman of the Committee for the Reduction of Concentration, or the Concentration Committee, recommended to the EA not to grant a conditional license for the Tzomet project. The conditional license was eventually approved after OPC and the Idan Ofer group had complied with certain conditions agreed with the Concentration Committee, including the completion of the sale of the Idan Ofer group’s shares in Reshet Media Ltd. in April 2019. Therefore, OPC’s expansion activities and future projects have been and could in the future be limited by the Market Concentration Law.

Following the Israeli Government’s electricity sector reform, the Israel Competition Authority issued regulations for sector concentration consultation in such sale process. The regulations were published under a temporary order and are in effect for three years. According to regulations, a person will not be granted a generation license or approval in accordance with Sections 12 or 13 of the Electricity Sector Law if, following the issuance, the person will hold generation licenses or connection commitment for gas-fired power plants the total capacity of which exceeds 20% of the planned capacity for this type of power plant. The planned capacity for 2025 for gas-fired power generation units is 16,700 MW. In addition, the regulations set restrictions on the allocation of rights in relation to holdings in power plants using pumped storage and wind energy. Also, according to the regulations, notwithstanding the above, the EA may grant such a generation license or approval on special grounds (after consultation with the Israel Competition Authority) for the benefit of the electricity sector. Furthermore, the EA may refrain from granting a generation license or from approving a connection to the grid if it believes that the allocation is likely to prevent or reduce competition in the electricity sector after taking into account additional considerations, including the impact of holdings of a person in other generation licenses that do not constitute a holding of a right as defined in the regulations, the impact of joint holdings in companies with a holder of other rights, as well as the impact of holdings of a person in holders of licenses that were granted under the Natural Gas Market Law. These regulations may impose limitations on OPC’s ability to expand its business in Israel. The aggregate MW currently attributable to OPC as well as Israel Chemicals Ltd., as a party with generation licenses that are related to OPC, is approximately 1,500 MW (including the Sorek 2), based on OPC’s assessment.

OPC faces risks in connection with entry (or attempts to enter) into new markets, to complete acquisitions, or to integrate acquired operations.

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

Furthermore, the integration of significant new operations into the existing operations requires the integration of various processes, including control and information flow processes, integration of management processes, integration of financial reporting, the integration of the new operations and  human resources, as well as OPC’s understanding of the market in which the acquired activity operates and the integration of its business strategy and development plans.

Failure of one or more of the foregoing factors may adversely affect the realization of the potential of the acquired activity.

OPC’s projects may not be wholly owned by OPC.

OPC does not own and will not own all the rights to all of OPC’s existing projects (including OPC Israel, Gnrgy, OPC Power and projects of CPV Group) and future projects. A less than 100% stake in projects might restrict OPC’s flexibility when conducting its activities, including entering into agreements with other holders of rights in such projects. This can also restrict OPC’s ability to take actions that would be available as a 100%-owner of a project.

Changes in the CPI in Israel, interest rates, or exchange rates could adversely affect OPC.

OPC is exposed to changes in the CPI, directly and indirectly, due to the linkage of a substantial portion of its revenues to the generation tariff (which is partly affected by changes in the CPI) and to the CPI. Natural gas purchase prices are also linked to the generation tariff and include a US Dollar floor price. Furthermore, some of OPC’s capital costs and investments are linked to the CPI, directly or indirectly.  OPC is further exposed to changes in the CPI through OPC’s debentures (Series B) and some of the OPC-Hadera project financing agreement (which are not subject to hedging arrangements). Generally, an increase in the CPI increases OPC’s liabilities and costs although the structure of OPC’s revenues (which is impacted by CPI) mitigates this impact to some extent.

OPC is also exposed to changes in interest rates as OPC has interest bearing loans and obligations bearing variable interest mainly based on Prime or LIBOR interest plus a margin. An increase in variable interest rates may lead to an increase in OPC’s finance costs, in connection with both existing debt and debt that may be incurred in the future.  Furthermore, an increase in interest rates affects projects’ discount rates (whether those projects are active, under construction or under development), and may make further development/acquisition of projects no longer economically viable, thereby slowing OPC’s growth and potentially resulting in impairment of assets and/or recording of impairment losses.

Further, OPC is exposed to changes in exchange rates, mainly the U.S. Dollar to NIS exchange rate, both indirectly and directly, due to the linkage of a substantial portion of its revenues to the generation tariff (which is partly affected by changes in such exchange rate). Also, some of OPC’s natural gas purchases are either linked to the exchange rate and/or are denominated in U.S. Dollars, and are linked to the generation tariff and include floor prices denominated in U.S. Dollars.

Therefore, an appreciation of the U.S. Dollar increases the cost of natural gas purchased by OPC, although the structure of OPC’s revenues (which is impacted by CPI) mitigates this impact to some extent.

However, since the generation component is generally updated once a year, there may be timing gaps between the effect of the U.S. Dollar’s appreciation on OPC’s gas cost and its effect on OPC’s gross margin. Such timing difference may adversely affect OPC’s profitability and cash flows in the short term. In the long term, an appreciation of the U.S. Dollar will lead to a higher generation tariff, and accordingly to higher revenues for OPC, but also to a corresponding increase in gas costs, such that OPC’s profitability may be adversely affected. Furthermore, from time to time, OPC also enters into construction and maintenance contracts in various currencies, specifically the U.S. Dollar and the Euro. From time to time, and in accordance with its business considerations, OPC uses currency forwards. However, there is no certainty as to the mitigation of the exposure to exchange rates under such currency forwards, and OPC may incur costs associated with such forwards.

With respect to OPC’s investment in CPV Group, which operates in the United States, and whose functional currency is the U.S. Dollar, generally, a decrease in the exchange rate may adversely effect on the value of OPC’s U.S. Dollar-denominated investment and OPC’s net income and equity which are translated to the OPC’s functional currency (NIS). On the other hand, if there is a need to raise NIS-denominated sources in Israel to fund the investments in CPV Group’s backlog of projects under development, an increase in the exchange rate of U.S. Dollar may trigger outflows to finance the investments.

OPC faces risks relating to liquidity and potential difficulty in securing the funding resources required to achieve the future strategic plans of the OPC group, including risks relating to high leverage levels.

As a group that is engaged in initiation, development and acquisition of power generation projects, OPC may need to raise large amounts of financing in the next few years in connection with execution of its strategic plans. The financing agreements of the OPC group, including OPC’s debentures, restrict the amount of debt OPC group is permitted to incur and provision of collateral to secure such debt. In addition, raising capital involves risks relating to high leverage levels and financing costs. High leverage exposes OPC group companies to inherent risks involved with leverage and could have an adverse impact on their credit rating, operating results and businesses and on their ability to repay their obligations, comply with the terms of the financing agreements or distribute dividends.  High leverage levels may also require provision of collateral or guarantees by OPC of obligations of its subsidiaries or associated companies. In order to execute its plans, OPC may also be required to raise capital from investors (in addition to or instead of raising debt financing), both at the OPC level and/or at the level of its subsidiaries or associated companies. Raising capital could result in OPC shareholder dilution or the sale of OPC shares at a discount, as well as additional costs. There is no assurance that OPC will be able to raise the amounts required or as to how any financing will be undertaken, and the ability to raise capital will depend on market conditions, the provisions of OPC group’s financing agreements and their debt structure, investors’ willingness to take part in capital raising (including OPC’s shareholders) and OPC’s operating results. Difficulties in securing the required financing and/or failure to maintain an optimal debt structure may have an adverse effect on OPC’s ability to execute its future strategic plans, its financial strength, its compliance with the terms of its financing agreements and its operating results.  The realization of any of the risks described above may lead to high financing and liquidity needs and increase financing costs and liquidity challenges of the OPC group.

OPC faces risks in connection with project financing agreements.

Project financing agreements of OPC (such as those of CPV, OPC-Hadera, Tzomet, and the Kiryat Gat Power Plant) include various undertakings, including as to compliance with the terms of licenses and permits, performance and other conditions (including conditions for drawing under the facilities), and failure to comply with such undertakings may limit the ability to draw loans, and may also give rise to a demand to repay the financing. In addition, such agreements include conditions which, if met, will require the projects to transfer the cash flows to lenders, and provisions under which the lenders’ consent is required to take certain actions relating to commercial plans, the project’s activity and its ownership and undertakings to publish various reports. Failure to comply with such conditions and restrictions, or to obtain the lenders’ consent may, among other things, have an adverse effect on the financings (or establish grounds for the lenders to demand the repayment of the financing), increase the equity required for the project, lead to a demand to provide shareholder financial support and consequently increase costs, delay or prevent the completion of the project (if it is a project under construction), adversely affect the project’s commercial operation, delay or prevent the execution of certain measures and have a material adverse effect on OPC.

OPC is dependent on dividends from subsidiaries and associated companies.

As a holding company of project companies, OPC itself does not hold any independent power generation operation other than its investments in companies it owns. Therefore, OPC is dependent on cash flows from the subsidiaries and associated companies it owns (in the form of dividends or repayment of shareholder loans) in order to meet its various liabilities. OPC’s ability to receive such cash flows may be limited due to various factors, including operating results of its subsidiaries and associated companies and restrictions placed on distributions under agreements with the financing entities of the project companies owned by OPC, including payment provisions under such agreements. A decrease in cash flows from OPC-Rotem, OPC-Hadera, Tzomet, Kiryat Gat, CPV and other future projects, or restrictions on OPC’s ability to receive those cash flows may have an adverse effect on OPC’s operating results and its ability to meet its obligations.

OPC is subject to instability in global markets and the global geopolitical environment.

Instability in global markets, including political or other instability due to various factors, as well as instability in the banking system in the financial markets, economic instability, including concerns about a recession or a slowdown in growth and uncertainty in the geopolitical environment, may affect, among other things, OPC’s supply chain the availability of financing, credit and liquidity, prices of OPC’s raw materials, the availability of gas and electricity tariffs, the cost and availability of personnel in the power plants, the availability and financial stability of OPC’s suppliers, timetables for project construction (as a result, among other things, of delays in the supply chain and the availability of foreign experts and contractors), and the financial strength of OPC’s customers and credit providers. Such instability may also cause disruption in the development, construction and maintenance of the production facilities and power plants as well as the activity of OPC as a whole. Furthermore, instability in global markets as well as instability in supply chains may have an adverse effect on OPC’s projects under development or construction in Israel and the U.S., as well as OPC’s ability to secure the financing required for the projects, and the ongoing work involving projects under construction or development.

The global geopolitical environment, against the backdrop of the War in Israel, the Russian invasion of Ukraine, tensions between the United States and China, and increasing risks in trade routes in the Red Sea, has been unstable. This continued instability and its impact on global economic relations, trade routes, and other impacts has extensive macroeconomic effects, which has a range of impacts, including volatility in energy prices, economic uncertainty, delays and challenges in the supply chain, an increase in commodity prices, and their availability. There is no certainty as to the scope and duration of those trends and their long-term consequences.

OPC may be affected by critical equipment failure.

Disruptions and technical malfunctions in critical equipment of OPC’s generation facilities, and any inability to maintain inventory levels and quality as well as a sufficient level of spare parts, may damage OPC’s operating activities and its ability to maintain power generation continuity and cause, among other things, delays in the generation of electricity, difficulties with fulfilling contractual obligations, loss of income and higher expenses, which may adversely affect OPC’s profits, if not covered under its insurance policies. Although OPC has long-term service agreements with the manufacturers of the critical equipment and carries out preventative and scheduled maintenance works, there is no certainty as to OPC’s ability to prevent damages and shutdowns as a result of any such disruptions and malfunctions.

OPC’s activities and operations may be affected by natural disasters, climate damages, and fire.

Natural disasters, such as flood, extreme climate conditions, earthquakes, or fire, may damage OPC’s facilities in Israel and the United States and impair its operations including the reliable supply of electricity to customers, which could adversely impact OPC’s results and activities (severe cold or heat waves in Israel or the United States). In addition, in light of the nature of OPC’s activities, including its use of flammables, operations involving high temperatures and pressures and storage of fuels, OPC’s facilities are exposed to fires and explosion risks, and as a result, to environmental risks as well. If OPC’s facilities are damaged due to natural disasters or fire, renovation of affected facilities may require significant investments of resources and may take significant amounts of time to complete, which may cause full or partial shutdown of the damaged electricity generation facilities causing loss of income. OPC purchases insurance policies required to cover risks associated with its activity, as required in the licenses it was granted and under the financing agreements to which it is a party, however there is no certainty that in such cases OPC will be compensated for some or all the damages it may suffer.

The political and security situation in Israel may affect OPC.

A deterioration in the political and security situation in Israel may adversely affect OPC’s activities and harm its assets in a number of ways, which may have an adverse effect on OPC’s results and operations. For example, security and political events, such as a war or acts of terrorism, may cause damage to the facilities used by OPC, including damage to the power stations owned by OPC, OPC’s projects under construction, IT systems, facilities for transmission of natural gas to the power stations and the electricity grid. In addition, such acts may cause damage to OPC’s material suppliers, including natural gas suppliers, thereby affecting continuous high-quality supply electricity.

Furthermore, a deterioration in the political and security situation or political instability in Israel may have an adverse effect on Israel’s economic situation, specifically Israel’s credit rating and financial system (banks and institutional entities) and accordingly on OPC’s ability to execute new projects, raise funding for its operations and plans, and develop new projects. In addition, such deterioration may have an adverse effect on the consumption patterns and the nature and scope of OPC’s customers in Israel and/or their financial position, which may adversely affect OPC’s results.  A deterioration in OPC’s results may affect its ability to meet its undertakings under the financing agreements and bond debentures, specifically with respect to financial covenants, liquidity, the ability to repay and obligations and to refinance such agreements (including renewal of the short-term credit facilities).  Furthermore, negative developments in the political and security situation in Israel may trigger the imposition of boycotts by various parties and may lead to claims by parties with whom OPC has contracted, for example, that contracts have terminated due to the occurrence of force majeure events as well as limited availability of various experts. In addition, personnel availability issues may arise as some of OPC’s employees may be drafted as reservists and their absence may affect OPC’s operations. Furthermore, issues may arise in view of security developments in connection with the performance of maintenance works, construction work, as well as an adverse effect on the supply chain and the availability of components in light of the tensions and the increasing risks in trade routes in the Red Sea, and scaling down of airline activity.  These effects may have an adverse effect on the arrival of equipment and foreign personnel to Israel (including personnel and equipment required to carry out maintenance and construction work in the OPC group’s sites in Israel) and the time frames for their arrivals.

Certain damages in connection with acts of terrorism and war may be recovered under the Property Tax Law and Compensation Fund and certain covenants and insurance policies taken out with liability limits were agreed with the insurers, however there is no certainty that in such cases, OPC will be compensated for some or all of the damages it may have suffered.

In view of the increasing risks and the security risk that has materialized, the insurance terms and conditions may change to become not as favorable as existing ones and make it difficult or limit the ability to renew insurance policies.  Furthermore, changes in the political conditions in the United States or security or global geopolitical events may also affect OPC’s activities, including due to changes in natural gas and energy prices or government policies in the field of energy.

In addition, changes in the political conditions in the United States or security or global geopolitical events may affect OPC’s operations in the United States, including natural gas and energy prices, and government policy in the field of energy.

The War may affect OPC operations in Israel.

There is a significant uncertainty as to the development of the War (which started in October 2023 and as at the date of this report is still underway) and its impact on OPC and its operations, and there is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital markets and the credit rating of the State of Israel.

OPC’s business activities may be affected by the War in the following ways:

Uninterrupted activity of the power plants—OPC power plants in Israel continue to generate electricity pursuant to the provisions of their electricity generation licenses. OPC makes the necessary adjustments on an ongoing basis to ensure uninterrupted activities. OPC’s sites (similar to most private business activities in Israel) could be exposed to physical damage as a result of the War. OPC companies (including OPC-Rotem, OPC-Hadera, Kiryat Gat and Tzomet) have obtained insurance policies that provide certain coverage in connection with direct physical harm and consequential damages (lost profits directly or in respect of War damages to other significant parties, such as suppliers, subject to certain conditions) deriving from terrorist and war activities. The insurance policies expire on various dates in 2024. OPC is subject to risks that insurance cover may not compensate all or even some of any damages suffered.

Furthermore, OPC’s operations in Israel are subject to the directives of the Defense and Cyber Unit in the Ministry of Energy regarding cyber defense matters in power plants. OPC employs a multi-faceted approach with respect to protection of its generation facilities against cyber-attacks, particularly protections against outside intrusions, protections against internal attackers that have access to the control networks of the power plants (e.g., suppliers and technicians) and the creation of real time capabilities for monitoring and identifying cyber events. Since the outbreak of the War, OPC is making the required adjustments on an ongoing basis in order to minimize the exposure to cyber risks.

Uninterrupted supply of natural gas to the power plants—OPC’s power plants’ main suppliers of natural gas are Tamar and with Energean. From the beginning of the War and up to November 12, 2023, the supply of the natural gas from the Tamar reservoir was suspended, as the Tamar gas field was shut down during parts of the fourth quarter 2023. There has been no change in the activities of the Karish reservoir, which belongs to Energean, as a result of the War. In addition, the Leviathan reservoir (an offshore gas field in the Mediterranean, approximately 130 km off the shores of Haifa, Israel, with estimated reserves of recoverable gas of 22.9 tcf (the “Leviathan reservoir”)) is continuing its supply of gas to the Israeli economy. The continuation of the activities of the Karish reservoir and the Leviathan reservoir have been significantly impacted by the scope of the War and a worsening of the defense (security) situation in Israel, particularly in the north. During the suspension period of the Tamar reservoir, OPC acquired natural gas mainly from Energean as well as under short term agreements and casual transactions in the secondary market. During this period, there was no significant change in OPC’s natural gas costs compared with the situation existing prior to the start of the War. A shortage or interruption in the supply of natural gas from the Karish reservoir (without utilization of compensatory agreements under Standard 125, as detailed below) could have a significant negative impact on OPC’s natural gas costs.

OPC-Rotem, OPC-Hadera and Tzomet power plants are “two fuels” generators of electricity (i.e., they have the capability of operating using both natural gas and diesel oil, subject to adjustments). During this period, the plants had a sufficient amount of diesel oil in conformance with the terms of the license of each plant. OPC-Hadera and Tzomet power plants are subject to Standard 125, which covers a case of a shortage of natural gas in the economy. Pursuant to OPC’s position and based on past experience, Standard 125 also applies to OPC-Rotem power plant, and OPC has expressed its position to the Electricity Authority regarding this matter.

Electricity Demand — there has been no material impact of the War on the level of demand for electricity by OPC’s customers in Israel. However, OPC’s customers (including significant customers) have facilities in Israel that could be exposed to physical  damage or to economic and other consequences of the War, and their continued regular operation (and, in turn, OPC’s revenues therefrom) could also be negatively impacted by the War.

Proposed decision of the Electricity Authority regarding coverage of expenses of the War of Israel Electric Company Ltd.—on October 26, 2023, the EA published hearing results whereby the revenues from sale of the Eshkol power plant (“Eshkol”) (in excess of the carrying value in the books plus the costs of the land and the selling costs) will used for purposes of covering expenses incurred and realized during the War, including costs of diesel oil in accordance with the principles provided in the hearing regarding the manner of spreading out the expenses and recognizing them as a derivative of the surplus revenues. A final decision regarding the matter has not yet been made.

Financial strength and liquidity—A significant adverse impact on the ability to generate cash from OPC’s current operating activities in Israel due to, among other things, occurrence of one of the risks above, could have an adverse effect on OPC’s financial strength and on its ability to comply with the provisions of the financing agreements of OPC’s companies, including the debentures, as well as on the ability to utilize credit facilities. A negative impact on the credit rating in Israel and, accordingly, a possible negative impact on the credit rating of the banks in Israel, could impact compliance with the minimum rating commitments. Subject to certain conditions, OPC may consider raising debt and/or equity in order to reduce the possible impact. For example, in January 2024, OPC completed issuance of debentures (Series D), in the amount of about NIS 200 million.

At this stage, it is not possible to assess the effect that the War may have on OPC’s operations in Israel.

OPC’s operations and financial condition may be adversely affected by the outbreak of pandemics.

Pandemics (such as COVID-19) may make governments impose restrictions on trade and movement and restrictions on business activity, whose effects might be felt across the globe. The outbreak of COVID-19 or another pandemic and infections at OPC’s power plants and other sites, the continuation of the COVID-19 pandemic (or a similar pandemic event), and restrictions implemented as a result thereof, could have a material impact on OPC’s main suppliers (such as suppliers of natural gas, construction and maintenance contractors) or OPC’s main customers, may adversely affect OPC’s activities and performance, as well as its ability to complete projects under construction on time or at all and/or on its ability to execute future projects. A pandemic (such as COVID-19) might lead to disruptions in the global supply chain of various commodities and raw materials due to overload, as well as delays in the supply of equipment and a rise in the budgets of projects under construction and development.

OPC requires a skilled workforce.

OPC requires professional and skilled personnel in order to manage its operating activities and its projects, and to provide services customers, suppliers and other parties. OPC needs a professionally-trained and skilled workforce in order to manage OPC’s operating activities, execute the projects it owns and provide services to customers, suppliers and other parties. The services provided by OPC require special training. Therefore, OPC must be able to retain employees with appropriate qualifications. During the power plants’ construction stage, most of the employees, experts and advisors employed by OPC (whether as employees or as external service providers) are experts in their respective fields and are recruited by OPC from different countries. As a result, OPC faces risks of potential difficulties in finding experts that possess specific knowhow and qualifications, shortage of manpower, high employment costs and failures in HR management (employees and managers retention and development, knowledge retention and other issues), all of which could lead to a loss of essential knowledge, failure to meet OPC’s objectives, failure by OPC to adapt its workers’ placement needs and provide infrastructure that is in line with OPC’s growth rate. Furthermore, travel restrictions implemented as a result of a pandemic or natural disaster or any other event of deterioration or escalation in the political and/or security situation, including the War, may lead to shortage of expert employees, which may lead to delays in the construction of the power plants and have an adverse effect on OPC’s activity and results of operations. In case of a shortage of professionally trained employees, OPC will be required to find alternative employees, make changes to the required training or find other solutions by using external service providers. However, there is no certainty that the alternatives will fully meet OPC’s needs.

Similarly, the success of CPV rests on its ability to recruit and retain talented and skilled employees, both in technical/operative positions and in headquarter/management positions. CPV depends, to a certain extent, on key employees for the development, implementation and execution of its business strategy. Difficulties in recruitment and retention of talented and skilled employees, difficulties in effective transfer of the expertise and knowhow of the employees to new team members once those employees retire, or unexpected resignation/retirement of key employees might have an adverse effect on the performance of CPV.

OPC’s management decisions may be restricted by collective agreements.

Most of OPC-Rotem’s and OPC-Hadera’s workers are employed under collective agreements. The collective agreements may restrict OPC’s management’s ability to conduct operations in a flexible manner, and may lead to additional costs to OPC. Furthermore, difficulty with renewal of the collective agreements or any related labor disputes might have an adverse effect on OPC’s activity in Israel and its operating results. For further information on these collective agreements, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

An interruption or failure of OPC’s information technology, communication and processing systems or external attacks and invasions of these systems, including incidents relating to cyber security, could have an adverse effect on OPC.

OPC uses information technology systems, telecommunications and data processing systems to operate its businesses.

Although OPC is taking actions to enhance protection against cyber events in its organizational networks and power plants, it is uncertain how much OPC would be able to prevent any cyber-attacks or damage to OPC’s IT and data systems. Such physical, technical, or logical damage to the administrative and/or operational systems, for any reason whatsoever, might expose OPC to harm and disruptions in OPC’s electricity production and supply, in OPC’s IT systems, or in OPC’s reputation and may also result in data theft or leaks (including private information). In addition, a lack of compatibility between IT systems, management and business departments and the existence of technological gaps, increase cyber risks. The fact that OPC is an Israeli company puts it at a higher risk of cyber-attacks. In the event that a major cyber-attack against OPC occurs and is not prevented by the defense systems, this may have a material adverse effect on OPC’s operations and reputation. In addition, OPC may incur costs to protect itself against damage to its IT systems and to recover from such damage, including, for example, a system recovery, protection against any legal actions or compensation to affected third parties.

OPC is exposed to litigation and administrative proceedings.

OPC is involved in various litigation proceedings, and may be subject to future litigation proceedings, which could have adverse consequences on its business, see note 18 to our financial statements included in this annual report.

Legal disputes, litigation and/or regulatory proceedings are inherently unpredictable (including against regulatory entities such as Israel Independent System Operator Ltd., a system management company (“Noga”), the IEC, Israel Tax Authority, or ILA), and outcomes may be materially different from the parties’ expectations. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect OPC’s ability to conduct its business and may have a material adverse effect on OPC’s financial condition and results of operations. In addition, such investigations, claims and lawsuits could involve significant expense and diversion of OPC’s management’s attention and resources from other matters, each of which could also have a material adverse effect on its business, financial condition, results of operations or liquidity.

OPC’s insurance policies may not fully cover damage, and OPC may not be able to obtain insurance against certain risks.

OPC and its subsidiaries maintain various insurance policies that cover damages customary in the industry. However, not all risks and/or potential exposures are covered and/or may be covered by OPC’s various insurance policies.  Furthermore, insurance policies place coverage limits on certain risks, and include deductibles and/or exclusions, as a result of which any insurance benefits that may be received by OPC will not necessarily cover the full extent of the potential damages and/or losses and/or liabilities. The decision as to the type and scope of the insurance is made taking into account, among other things, the cost of the insurance, its nature and scope, regulatory and contractual requirements (including by virtue of project financing agreements), and the ability to obtain adequate coverage in the insurance market. OPC may not be able to renew or obtain insurance to cover certain risks, and there is uncertainty as to OPC’s ability to renew policies that cover war and terror risks in Israel due to the War (and OPC may take out new policies whose terms are inferior than those of its existing policies).  Any damages that are not partially or fully covered by OPC’s insurance policies may have an adverse effect on OPC, and there is no certainty that OPC or its subsidiaries and investees will receive full compensation under its policies in the event of damage. In addition, OPC’s failure to renew insurance policies may constitute a breach of OPC’s licenses and/or financing agreements.

OPC is subject to health and safety risks.

OPC’s operations involve various safety risks including safety risks relating to the operation and the equipment required to operate OPC’s power plants, and the power plants use chemical substances by power plants, some of which are toxic and/or flammable. Safety incidents may cause damage, injuries and even loss of life among employees and subcontractors’ employees. Such incidents may cause reputational damage, and expose OPC to civil or criminal lawsuits in respect of bodily injury or other damages. OPC’s expansion of its activities in constructing and operating power plants and generation facilities on consumer’s premises increases such risks. The expansion of OPC’s activity to include the building and operating additional power plants and generation facilities on consumers’ premises increases the probability that such risks will materialize.  OPC has adopted procedures covering safety incidents, which include reporting of safety incidents and the steps to be taken should such incidents occur, including bodily injury. However, such procedures may not be sufficient to prevent damage from occurring as a result of such incidents and such procedures cannot prevent safety incidents. OPC maintains third-party insurance and employers’ liability insurance maintained, however, such insurance coverage does not guarantee full coverage in respect of the damage caused by any incidents.

Furthermore, OPC’s activities are subject to environmental, safety and business licensing laws and regulations that change regularly. Legislative changes and stricter environmental standards may affect OPC’s operations and facilities and its costs. Deficiencies and/or non-compliance with  environmental and safety laws and the terms of permits and licenses granted to OPC thereunder might expose OPC and its management to criminal and administrative sanctions, including the imposition of penalties and sanctions, issuance of closure orders to facilities, and expenses relating to cleaning and remediation of environmental damages, which might have an adverse effect on the operations and operating results of OPC.

OPC faces risks in the construction and development of its projects.

Projects under construction or development involve specific risks in addition to general or industry-specific risks, including Tzomet which has only recently begun operations. The construction of a power plant involves a range of construction risks, such as risks associated with the development stages and advancement of the planning procedures, the construction contractor and its financial strength, the supply of key equipment and  the condition of such equipment, including increases in equipment and material prices, transport costs and supply schedules, the condition of the facilities and their systems, execution of the work at the required quality and on time, receipt of the services required for the construction of the power plant and its connection to the grid, the applicable regulation and obtaining the permits required for the planning stage, for the execution of construction and operation of the power plant, including obtaining the necessary permits for planning procedures, the construction of the facility, environmental permits, including emission permits and compliance with their terms and conditions.

Such development and construction risks may affect the construction costs and project budget, the schedules for construction completion and potential delays. Such risks are also relevant for similar projects in other geographic regions, including the regions in which CPV operates. The materialization of any such construction risks may, among other things, adversely impact OPC’s operating results and operations due to an increase in construction expenses compared to the projected budget, impair the contractor’s ability to complete the project or pay compensation to OPC in respect of an inability to complete the project, or cause delays in the project, loss of profits due to the delays in the completion of the project and its commercial operation, compensation to customers, non-compliance with commitments to third parties in terms of schedule or cancellation of the projects and loss of investments in OPC. In addition, the provisions regarding the compensation of OPC by construction contractors for under-performance of the power plants and for the delay is normally capped. Therefore, there is no certainty that OPC will be able to receive full compensation for direct and indirect damages it sustains.

Such construction risks and failure to comply with performance requirements and meet deadlines may have adverse effect on OPC’s businesses and operations, including its liabilities to financing entities, authorities and customers and on credit support OPC has provided in their favor.

Further, projects under development may be exposed to risks that involve, among other things, objections by the public or other parties, non-suitability of the project’s planned site, infrastructure or technology, delay in approval/ refusal to approve statutory plans, lack of the permits/consents required to promote the projects. The materialization of these factors may result in the cancellation or delay in the execution of projects under development, and an increase in OPC’s development expenses.

OPC faces competition in its operations.

The policies of governments where the OPC group operates is to open the electricity market to competition. In Israel, such a policy reduces the IEC’s market share in the generation and supply segment, it has and may further lead to an increase in the number of electricity producers and intensify competition in the Israeli electricity generation and supply market, which may have an adverse effect on OPC’s competitive position. Regulations set by the EA with the aim of opening the Israeli electricity supply market further intensify competition in the supply segment, and this trend is expected to increase in the next few years. In recent years, competition in the supply to customers in Israel has intensified, which may have an adverse effect on the terms of engagement between OPC and its customers. Furthermore, the activity of the CPV Group is also exposed to competition in the market in which it operates.  In recent years, competition in the supply to customers segment in Israel has intensified, which may adversely affect OPC.

OPC is dependent on certain material customers.

OPC has a number of material customers, characterized by high consumption rates of the total generation capacity in Israel. OPC’s revenues from electricity generation in Israel are highly sensitive to the consumption of material customers. Therefore, expiration of an agreement with a material customer or where there is no or lower demand for electricity by a material customer or where a material customer does not fulfil its obligations including payment default by such customer or disputes, or where OPC fails to fulfill its obligations to customers, may have a material effect on OPC’s revenues and its operating results.

There is no certainty that OPC will be able to renew agreements with its material customers, and there is no certainty as to the terms of such agreements if they are renewed (due to, among others, increased the competition in the market in which OPC operates). In addition, OPC is exposed to collection risks and/or consumption risks in connection with the material customers.

Furthermore, OPC-Hadera is dependent on Infinya’s consumption of steam. If such consumption ceases, it could have a material effect on the ability to benefit from the arrangements set for electricity producers using cogeneration technology.

A failure to anticipate the electricity consumption profile of OPC’s customers, including its material customers, and an increase of such consumption over the production capacity of OPC’s production facilities and power plants and tariffs may adversely affect OPC’s power plants and tariffs and may impair OPC’s profitability. In addition, OPC is exposed to the financial strength of the System Operator.

OPC may suffer from temporary or continued interruption to regular supply of fuels (natural gas or diesel fuel) and changes in fuel prices.

OPC’s power generation activity depends on regular supply of fuels (natural gas or diesel fuel). Fuel shortages and disruptions of the supply or transmission of natural gas, including an increase in prices as a result of the foregoing, may disrupt the electricity generation activity and consequently adversely affect OPC’s operating results. A continued interruption to the supply of natural gas would require OPC to generate electricity by using an alternative fuel as far as possible (in Israel, the main alternative fuel is diesel fuel). Due to the EA’s interpretive approach to regulations of compensation of operators in the event of shortages of natural gas in Israel,  as applicable to OPC-Rotem as opposed to other operators,  OPC-Rotem may not be entitled to compensation in the event it is required to use alternative fuels.

Furthermore, in the event of purchases of natural gas in addition to purchases pursuant to existing gas supply agreements of the OPC group companies (for example, for new projects or in the event of maintenance work or suspension of activity of the gas suppliers with whom the agreements are in place, including shutdown or damage due to a state of emergency), there is no certainty regarding the price which OPC will be required to pay for the purchase of additional gas or alternative gas. The cost of natural gas has a material effect on OPC’s margins.

With regard to CPV, natural gas purchases are based on market prices, and therefore the results of CPV Group are affected by the market price of natural gas.

There is no certainty that OPC will be able to reduce the effects of disruptions of supply of natural gas or price of natural gas on its operations, which depends on factors beyond OPC’s control.

OPC depends on key suppliers including construction contractors, suppliers of equipment and maintenance services, suppliers of infrastructure services.

The power plants and generation facilities built or operated by OPC are fully reliant on long-term construction and/or maintenance agreements with suppliers of essential equipment in connection with maintenance and servicing of the power plant and facilities, including the maintenance of generators and gas and steam turbines. In the event of failure to comply with performance targets, or if the key suppliers’ undertakings under the maintenance agreements are breached, their liability in respect of compensation shall be limited in amount, as is generally accepted in agreements of this type. Any disruptions and technical malfunctions in the continued operation, construction and maintenance of the power plants, or any equipment failure might lead to delays in the construction of projects, disruption to electricity generation, shutdowns, loss of income and a decrease in OPC’s profits. The foregoing risks also apply to projects under construction. Furthermore, projects under construction and development depend on construction contractors in all matters pertaining to the completion of the project, the project’s performance and OPC’s ability to fulfill its undertakings as of the relevant commercial activation dates in accordance with agreements or the regulation applicable to the project. A delay or failure by the construction contractor to meet its undertakings or any other difficulties it faces in the construction of the project, may have a material adverse effect on OPC. Furthermore, OPC is dependent upon infrastructure suppliers such as Israel National Gas Lines Ltd. (“INGL”) and the IEC in Israel and on suppliers of electricity and gas infrastructure in the United States.

OPC depends on infrastructure, securing space on the grid and infrastructure providers.

The power plants owned by OPC use, and future projects and acquisitions in Israel will use, electricity grid to sell electricity to their customers, and therefore are dependent on the IEC (which manages the transmission and distribution network) and the System Operator in Israel and on the electrical grid and regulator in the relevant operating markets in the United States. Unavailability or damage to the grid infrastructures or disruptions in their operations or inadequate supply may damage OPC’s facilities and impair its ability to transmit the electricity generated in the power plant to the electricity grid, which may have material adverse effect on OPC’s businesses. Similarly, pressures on the transmission and distribution networks (including due to the introduction of renewable energies), and delays in the development of infrastructure that will support generation and demand, may have an adverse effect on the operation of OPC’s existing generation facilities, the timetables and the development phases of new projects. In Israel, the power plants and projects under development are exposed to the system management and regulation of generation sources by the System Operator and prioritization of other generation plants over those of OPC. In the United States, OPC’s development operations are dependent on securing agreements to connect to the grid and agreements for the transmission of natural gas to the power plants and projects.

OPC’s operations are also dependent on the integrity and availability of the national gas pipelines and distribution, and therefore are dependent on natural gas suppliers in Israel and on INGL, which oversees transmission of gas. Failure in the gas transmission network or failure in the electrical grid may interrupt the supply of electricity from OPC’s power plants, and there is no certainty that OPC will be compensated for some or all the damages it may sustain in the event of a failure in those systems. The power plants and projects under development depend on the ability to secure the outflow of electricity from the site and capacity in the grid, and the execution of projects (as well as projects’ costs and timetables) may be impacted by securing the connection to the electrical grid.

Furthermore, the power plants owned by OPC use water in their operation, such that a continued water supply malfunction may prevent the operation of the power plants. In this respect, OPC is dependent on Mekorot (the national water company in Israel). The power plants and projects under development are exposed to the system management, regulation of generation sources by the System Operator and prioritization of other generation facilities over those of the Group.

OPC is subject to regulations in connection with ties with hostile entities and anti-corruption legislation.

As a business that has activities in Israel and the United States, OPC companies are subject to Israeli and U.S. regulations regarding business ties with hostile entities or countries (such as Iran), and to anti-corruption, bribery and money laundering regulations, whose breach might trigger the imposition of various sanctions in Israel, the United States and in other countries. OPC implements measures to ensure it is compliant with such regulations. However, considering the extensive scope of OPC’s activities (including the controlling shareholder group of which OPC is a member), OPC may be exposed to sanctions under regulations despite taking precautionary measures.

OPC may be exposed to fraud, embezzlement, or scams.

Misuse of OPC’s assets, intentional theft or fraud by insiders or and/or external parties may damage OPC financially and in terms of its image and reputation. Although OPC applies various controls to monitor the risk, there is no certainty as to OPC’s ability to prevent such fraud, embezzlement or scams.

OPC may face barriers to exit in connection with the disposal or transfer of OPC’s businesses, development projects or other assets.

Exit barriers, including lack of adequate market conditions, high exit costs or objections from various parties, may make it difficult for OPC to dispose of various assets or companies it owns. An important barrier OPC may face is obtaining required approvals from third parties for the transfer of control or retention of certain holding in a corporation in electricity generation. Financing and other agreements in place (including by virtue of guarantees provided by OPC) may also restrict OPC’s ability to transfer control. Such restrictions and other similar restrictions applicable to companies controlled by OPC and to agreements with partners and the holdings structure in the power plants in the United States may prevent OPC from disposing of some of its assets, which may have a material effect on OPC.

OPC is exposed to tax liabilities in Israel.

The calculation of the provision for income tax and indirect taxes of OPC, and the calculation of the tax payment component of the cost of OPC’s assets are based on OPC’s estimates and assessments regarding various tax positions which are not necessarily certain. Furthermore, tax-exempt restructuring and reorganization need to comply with the exemption eligibility criteria. Should the Israel Tax Authority reject OPC’s tax positions or in case of non-compliance with the tax exemption terms and conditions or loss recognition, OPC’s may be expected to incur further tax liabilities and interest thereon, which may affect OPC’s tax expenses, its liabilities and the cost of its assets.

OPC may be exposed to liabilities related to its guarantees.

Most of OPC’s activities are carried out by special-purpose project companies. From time to time, OPC provides guarantees in favor of entities related to the project companies (in Israel and in the U.S.) or to the generation facilities in consumers’ premises in order to, for example, obtain consent from financing entities, the system/market operator in the U.S., key suppliers or government agencies. Any projects’ failure to fulfill such undertakings secured by OPC’s guarantees may expose OPC to a requirement to pay or potential enforcement of the guarantees.

Risks Related to OPC’s U.S. Operations

With the acquisition of CPV in January 2021, OPC is subject to risks relating to the regulations applicable to CPV’s business in the United States. Many of the risks relating to OPC’s Israel operations also apply to CPV. Additional risks relating to CPV are indicated below.

CPV’s operations are significantly influenced by energy market risks and federal and local regulations, including changes in regulation and rules applicable to electricity producers operating in the United States, compliance with license terms and conditions and with permit requirements, incentive policies and tax benefits for renewable energy.

As a business operating in the area of electricity generation (gas-fired energy and renewable energy) in the United States, CPV is subject to risks associated with U.S. federal and local regulations and legislation, mainly relating to the U.S. electricity market and natural gas market, as well as to regulations affecting U.S. businesses in general. CPV’s activity is exposed to regulatory policies and to changes applicable to markets in which it operates. Such regulations, including the applicable regulatory enforcement policy, may be impacted, from time to time, by changes in political and governmental policies at the federal, state and local levels. As a result, CPV’s projects may be adversely affected by the enhanced licensing requirements, including public hearings or administrative proceedings in connection with the management of its businesses. For implications regarding CPV’s Valley Title V outstanding process, see “Item 4B Business Overview—Regulatory, Environmental and Compliance Matters—United States—Permits/licenses required in connection with operational projects.” Regulatory restrictions applicable to CPV’s activity or holdings, or to the holdings in the CPV Group, or any change in any of the above could adversely affect OPC’s activity or results.

In addition, CPV is subject to policies and decisions made by Regional Transmission Organizations (“RTO”) or Independent System Operator (“ISO”) of the markets in which it operates or expects to operate. Changes in such policies or decisions may affect active projects (for example, the capacity prices tenders) and/or projects under development (for example, steps pertaining to interconnection and transmission agreements) could have an adverse effect on CPV’s results and activity.

Furthermore, as a business operating in the area of renewable energy and operating to develop projects with carbon capture or utilization of use of hydrogen, CPV’s results and advancement of projects under development in this area are impacted by governmental policies (federal and state) relating to encouragement and incentivizing of renewable energy and carbon capture, as well as from the various permits required for such projects, including regulatory permits. In case such incentives are minimized or revoked, such change will adversely affect the profitability of such projects.

CPV is subject to market risks, including energy price fluctuations and any hedging may not be effective.

CPV’s activities are subject to market risks, including inflation and price fluctuations, mainly related to prices of electricity, natural gas, emission allowances and Renewable Energy Certificates (the “RECs”). In addition, the CPV Group is exposed to fluctuations in the price indices associated with the projects’ hedging agreements. The projects may enter into commodity price hedging agreements to mitigate some of the exposure to price fluctuations and/or to ensure minimum cash flows as an inherent part of the activities. However, hedging arrangements may not always be available (or may be on non-profitable terms, involving high costs or strict requirements for collateral) and may not provide full protection, due to, among other things, hedging less than the total amount of electricity being sold, the delivery point or prices in the hedge agreement being different than the delivery points in the CPV Group’s project operations, and may create obligations whether or not the underlying facility is either operating or available. In addition, hedging agreements may not be renewed or may be renewed on different terms and conditions and/or the hedge counterparty may not fulfill its financial obligations due to financial distress or other factors.  Hedging may also offset the energy margins of the CPV Group as a result of market conditions and hedging conditions.

In addition, the CPV Group is exposed to changes in the capacity payments which are determined by auctions in the operating markets and to changes in the methodology of the capacity auctions, and there is no assurance that the projects of the CPV Group will be cleared at the auctions as well as no assurance to the results of the auctions or the capacity payments which may vary according to market terms.

CPV’s facilities are subject to disruptions, including as a result of natural disasters, terrorist attacks, and infrastructure failure.

Local, national or global disasters, terrorist attacks, catastrophic failure of infrastructure on which the CPV Group’s facilities depend (such as gas pipeline system, RTO or ISO systems) and other extreme events, pose a threat to the CPV Group’s facilities and to their operation. Disasters and terrorist attacks (including global disasters and attacks) may affect third parties with which CPV collaborates in a manner that will also have an impact on its financial results. In addition, such events may affect the ability of the CPV Group’s personnel to meet the operation and maintenance agreement it entered for the operation and maintenance of the facilities or to perform additional tasks necessary for their operation. Disasters and terrorist attacks  may also disrupt capital market and financial market activity and, consequently, the CPV Group’s ability to raise financing for its activity and transact with financial entities.

CPV requires funds for realization of growth plans

Realization of CPV’s growth plans depends on the ability to raise the required capital for the development, construction or acquisition of projects. Difficulty in raising required capital, which may be material considering the advanced projects by the CPV Group, may mean that the CPV Group will not be able to execute its plans and strategy, at all or with a considerable delay than expected.

The main source for equity financing for CPV has been the investors in the CPV Group (OPC is CPV’s main investor). Additional equity financing by OPC may involve Kenon participating in equity raises of OPC.  Any equity financing for the CPV Group may involve equity financing at the CPV Group level which would dilute OPC (to the extent OPC is not the investor), which would indirectly dilute Kenon’s interest in CPV.

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

CPV’s operations and financial condition may be adversely affected by the outbreak of pandemics such as the COVID-19.

COVID-19 or another pandemic, or the persistence or development of new strains of COVID-19, may have an adverse effect on the results of the CPV Group’s operations results, its financial condition and cash flows, resulting from, among other factors, a continuous slowdown in sectors of the economy, changes in the demand or supply of goods, significant changes in legislation or regulatory policies dealing with the pandemic, a decrease in demand for electricity (especially from commercial or industrial customers), adverse impacts on the health on CPV’s workforce and the workforce of its service providers, and the inability of CPV’s contractors, suppliers, and other business partners to complete their contractual obligations.

Malfunction, accidents and technical failures may adversely affect CPV.

CPV’s facilities are subject to malfunctions such as mechanical breakdowns, technical disruption, malfunctions in the electricity and natural gas transmission systems and interconnection infrastructure, malfunctions in electricity connections, gas transmission connections, fuel supply issues, malfunctions in the equipment of the renewable energy projects, accidents, safety events or disruptions of the facilities’ activity or of the infrastructures on which they operate. Any such disruption (particularly a material one) could adversely affect the reliability and efficiency of the power plants, availability of operating or construction projects, meeting schedules or compliance with obligations to third parties and market operators , could increase operating and equipment acquisition costs, impose penalties costs due to lack of capacity, and adversely affect CPV’s results of operation.

CPV faces risks relating to its technology systems, information security and cyber security.

The CPV Group uses IT, communication and data processing systems extensively for its operating activities. Physical, reputational or logical damage to such administrative and/or operational systems for any reason whatsoever may expose the CPV Group to delays and disruptions in its business activities, including the supply of natural gas and delivery of electricity, damage to property, IT systems, or theft of information. In addition, the CPV Group may need to incur significant costs to protect against IT vulnerabilities, as well as in order to repair physical or reputational damage caused by such vulnerabilities as they occur, including, for example, establishing internal defense systems, implementing additional safeguards against cyber threats, cyber-attack protection, payment of compensation or taking other corrective measures against third parties.

The CPV Group takes measures to protect information security. However, there is no certainty as to its ability to prevent cyber-attacks or vulnerabilities on the Group’s IT systems.

CPV faces risks relating to its reliance on external suppliers (including transmission networks)

CPV’s business relies on third parties, such as construction contractors for construction projects, equipment suppliers, maintenance contractors, suppliers of natural gas and capacity of natural-gas transmission network, including natural gas projects that are exposed to risks involving securing uninterrupted transmission of natural gas. Global events and macro events, such as an increase in demand for raw materials, equipment and related services, which contribute to increases in costs of raw materials, equipment and freight and supply delays which may adversely affect the operations and results of the CPV Group. In addition, the projects are dependent on significant suppliers, and a termination of a suppliers’ engagement, change of its terms, or termination of operations of the supplier may materially affect the projects and their results. A decline or performance failure in provision of the services or equipment by the suppliers (including due to malfunctions) could adversely affect the activities of the CPV Group, including operational and development activities, and its results. For information regarding changes in solar panels supply, see “Item 4B Business Overview—OPC’s Description of Operations—OPC’s Raw Materials and Suppliers—United States—Services Agreements, Equipment Agreements and EPC Contracts.”

CPV is subject to environmental risks associated with the construction and operation of power plants, including renewable energy power plants (including wind and solar) and compliance with environmental regulations.

The environmental effects of CPV’s activity include, among others, emission of pollutants into the air, including greenhouse gases, the discharge of wastewater, the storage and use of petroleum products and hazardous substances, production and disposal of hazardous waste, and, as applicable, potential effects to threatened and endangered or otherwise protected species, wetlands and waters of the United States and cultural resources. CPV is subject to environmental federal, state and local laws and regulations that regulate the foregoing. Such regulations may be stricter in the future, for example, due to ESG trends and promotion of policy aimed to deal with climate change and environmental dangers. Compliance with environmental protection laws and regulations may cause significant costs arising from investments required for adjusting facilities and for operating activities which will meet the applicable standards, including requirements to install controls over air pollution or a discharge of wastewater, or requirements to mitigate the environmental effects of building electricity power projects.

CPV is also required to obtain permits and licenses for the development, construction and operation of its facilities, permits that often include specific emission restrictions and pollution control requirements. CPV’s operating permits need to be renewed periodically depending upon the permit requirements. A failure to obtain the required permits and to comply with their terms and conditions on an ongoing basis may prevent the CPV Group from constructing and/or operating its projects. A failure to meet the requirements of the environmental protection standards or regulations, or deviations therefrom and/or failure to meet the terms and conditions of the permits issued may result with administrative or civil significant penalties, or, in extreme cases, criminal liability, that may have a material adverse impact on CPV’s activity and results, and/or may prevent the promotion of projects under development.

Certain environmental protection laws place strict liability, jointly and severally, for the costs of cleaning up and restoring sites where hazardous substances have been dumped or discharged. CPV (and OPC) may be liable to all undertakings related to any environmental pollution in the site in which its power plants are located. These undertakings may include the costs of cleaning up any soil or groundwater pollution that may be present, regardless of whether pollution was caused by prior activities or by third parties.

Environmental protection laws and regulations are often changed or amended and such developments often result in the imposition of more stringent requirements. Amendments to wastewater discharge restrictions, air pollution control regulations or stricter national air quality standard may require CPV Group to make further material investments in order to maintain compliance with such standards.

The expected expansion of regulation on greenhouse gases poses a particular risk to the CPV Group’s gas-fired power plants, although it also encourages the growth of renewable energy projects and potentially both its existing natural gas-fired generation due to its high efficiency and new natural gas-fired generation with carbon capture or co-firing hydrogen. The United States is a party to the Paris Agreement (having rejoined in 2021); the parties to the Paris Agreement undertook to try and limit global warming. The Biden administration has set a United States national objective of achieving a reduction of 50%-52% of greenhouse gases emission by 2030, compared to emission levels in 2005.

Certain states, including states in which the CPV Group operates, have also passed laws for dealing with global warming, and such laws might impact the operation of the CPV Group’s Energy Transition power plants. A significant law in that context is the New York’s Climate Leadership and Community Protection Act, which requires the promulgation of regulations aimed to achieve a 40% reduction in greenhouse gases emission in New York by 2030, zero greenhouse gases emission by 2050, and 100% carbon-free electricity by 2040. Such regulations may require the CPV Group to limit emissions, purchase emission credit to offset carbon emissions, or reduce or shutdown the activity.

The most significant environmental risks in connection with construction and operation of renewable energy projects pertain to the potential impact on endangered species, migratory birds and golden eagles. Harming such species may result in significant civil and criminal penalties. The risk of such a liability is mitigated if projects are located in suitable places, an assessment of the potential effects was conducted, and the recommendations of federal and state agencies in charge of protecting wildlife were implemented as part of the development of the project. However, there is no certainty that such actions will prevent exposure to said penalties.

CPV faces risks in connection with the construction and development of its projects’ power plants.

As a business involved in the development, construction and management of power plants, the activities of the CPV Group are subject to development and construction risks in all aspects relating to construction of power plants, including obtaining the required financing, filing of the required permits and regulatory procedures, connection of the facility to transmission and distribution grids, meeting timelines, dependency on teams and availability of suitable technical equipment, and for carbon capture projects, adequate storage or offtake for captured carbon. Failure or delay in any of the foregoing factors may result in, among other things, delays in project completion, an increase in costs and adversely affect the CPV Group’s operating results and achievement of its strategy.

Severe weather conditions could have a material adverse effect on CPV’s operations and financial results.

Severe weather conditions, natural disasters and other natural phenomena (such as hurricanes, tornadoes or severe rain/snow events) could adversely affect the CPV Group’s profits, operations and results. Such severe weather conditions could also affect suppliers and the pipelines supplying natural gas to gas-fired facilities. In addition, severe weather conditions could cause damage to facilities, increase repair costs and loss of revenue if CPV fails to supply electricity to the markets in which it operates or exposes the CPV Group to capacity penalties in PJM or ISO-NE and liquidated damages to counterparties. To the extent that these losses are not covered by the CPV Group’s insurance or are not recovered by CPV through electricity prices, this could have a materially adverse effect on the financial results, operating results and cash flows of the CPV Group.

CPV faces risks of difficulties in obtaining financing and meeting the terms of financing agreements.

The CPV Group’s results and business plans are materially impacted by the CPV Group’s ability to obtain financing on attractive terms, to comply with the terms and conditions of the financing agreements entered into by the projects or the CPV Group and its ability to refinance existing debt and credit. In the absence of a debt refinance, repayment of the original financing will be required, which may adversely affect OPC's results. In addition, the CPV Group’s financing agreements include restrictions, covenants and obligations that limit distributions or require or accelerate making of repayments upon occurrence of certain events (such as cash sweeps provisions) which are currently in effect. Difficulty in obtaining financing or refinancing on terms that are worse than the prior financing may adversely affect the ability of the CPV Group to refinance existing financing agreements and/or carry out projects under development and ultimately effecting whether projects are economical. In addition, difficulty in complying with the terms and conditions of financing agreements may require the provision of financial support or collateral and additional guarantees in favor of the entities providing financing to the CPV Group or the investors in the projects, and under certain circumstances - even a demand for immediate repayment of the loans and enforcement of collateral given to lenders (projects assets, projects rights and guarantees, as applicable), thus adversely affecting the CPV Group’s results and its financial strength.

Risks Related to Our Interest in ZIM

ZIM predominantly operates in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

ZIM’s principal operations are in the container shipping market and ZIM is significantly dependent on conditions in this market, which are for the most part beyond its control. For example, ZIM’s results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices ZIM pays under the charters for its vessels. Unlike some of its competitors, ZIM does not own any ports or similar ancillary assets (except for minority ownership rights in a company operating a terminal in Tarragona, Spain, which is currently in the process of winding down). Due to ZIM’s relative lack of diversification, an adverse development in the container shipping industry would have a significant impact on ZIM’s financial condition and results of operations.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•          global and regional economic and geopolitical trends, including armed conflicts (such as in the Middle East and between Russia and Ukraine), terrorist activities, embargoes, strikes, inflation rates, climbing interest rates, trade wars and the short- and long-term impacts of the COVID-19 or other pandemics on the global economy;

•          the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•          developments or disturbances in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

•          currency exchange rates;

•          prices of energy resources, including vessel fuels and marine LNG;

•          environmental and other regulatory developments;

•          changes in seaborne and other transportation patterns;

•          changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•          changes in the infrastructure and capabilities of canals, ports and terminals;

•          weather conditions;

•          outbreaks of diseases, including the COVID-19 pandemic; and

•          development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but as of December 31, 2023, was 1,760. In 2022 and 2023, freight rates have significantly declined due to reduced demand as well as the easing of both COVID-19 restrictions and congestion in ports, and this trend may change again depending on future supply and demand curves, bottlenecks around the world and other factors. Furthermore, rates within the charter market, through which ZIM sources most of ZIM’s capacity, may fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in a significant increase of charter rates and longer charter periods dictated by owners, however, since September 2022, charter hire rates have been normalizing, with vessel availability for hire still low. Charter hire rates in 2023 have fallen to pre-COVID-19 levels on average, as additional capacity entered the market and increased pressure on charter rates. See below “Item 3.D. Risk Factors—Risks relating to our Interest in ZIM—ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”

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

ZIM’s business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the outbreak of the war between Israel and Hamas in October 2023, which has led to military, political and economic instability in the Middle East, may affect ZIM’s business operations as an Israeli-based company. Additional armed conflicts between Israel and other terror groups such as Hezbollah have flared in other countries in the Middle East. Specifically, since October 2023, the Iranian-linked Houthis in Yemen have been launching continuous attacks against vessels sailing in the Red Sea crossing the Bab-El-Mandeb straits, causing cargo flow disruptions, and disrupting global shipping. In response, ZIM has taken temporary proactive measures by re-routing some of ZIM’s vessels and restructuring ZIM’s services on the Indian subcontinent to East Mediterranean trade. An escalation of this situation may have a material adverse effect on ZIM’s business, financial condition, and results of operations. See also “—ZIM is incorporated and based in Israel and, therefore, ZIM’s results may be adversely affected by political, economic and military instability in Israel. Specifically, the current war between Israel and Hamas and the additional armed conflicts in the Middle East may adversely affect ZIM’s business.”

Moreover, the war between Israel and Hamas, military conflicts in the Middle East and the war between Russia and Ukraine may adversely affect the global supply chain and the maritime shipping industry. In response to the Houthis’ attacks in the Red Sea, several of ZIM’s competitors have also re-routed their services, leading to longer voyage schedules and higher costs of operations. Further, these military conflicts have led and may continue to lead to a decline in the financial markets and to a rise in energy prices. The continued conflicts impede the global flow of goods, and could result in product and food shortages, could harm economic growth and could place more pressure on already rising inflation. Furthermore, freight movement and supply chains in the Red Sea, Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia, Iran, Hamas and its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs. A further deterioration of the current conflicts or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on ZIM’s business a financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as reduction in consumption, the geopolitical situation, increase of interest rates, possible long term effects of the COVID-19 pandemic, severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit.

According to a report by the International Monetary Fund (IMF) as of January 2024, global growth is expected to decrease to 3.1% in 2024 compared to 3.2% in 2023. Global inflation is expected to be at 5.8% in 2024 and 4.4% in 2025. Geopolitical trends and economic downturns may decrease global growth and increase inflation more than currently expected. The recent deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which ZIM conducts significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is significant additional deterioration in the global economy, such conditions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

If these or other global conditions continue to deteriorate during 2024, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges such as rising inflation in the U.S. as well as in other dominant countries, enhanced and other political crises and military conflicts and further escalation in the Middle East, between the U.S. and Russia, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on ZIM’s business, financial condition and results of operations.

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

According to the world shipping council (WSC), the Asia trade regions represent approximately 70% of the total TEUs of international container trade, and the Intra-Asia trade alone accounts for at least one quarter of the global market. Although ZIM also operates in many other countries in Asia, a significant portion of ZIM’s business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “Item 3.D Risk Factors—Risks Related to our Interest in ZIM—ZIM’s business may be adversely affected by trade protectionism in the markets that ZIM serves, particularly in China.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday, factory shutdowns due to the COVID-19 pandemic or other factors, could have a material adverse effect on ZIM’s business. For instance, in recent years the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect ZIM’s vessels calling on Chinese ports and could have a material adverse effect on ZIM’s business, financial condition and results of operations.

Imbalance between supply of global container ship capacity and demand may limit ZIM’s ability to operate ZIM’s vessels profitably.

According to Alphaliner, as of December 31, 2023, global container ship capacity was approximately 28 million TEUs, spread across approximately 6,000 vessels. Furthermore, global container ship capacity is expected to increase by 9.9% in 2024, with a vessel order book of 7.1 million TEU, while demand for shipping services is projected to increase only by 2.2%, therefore the increase in vessel capacity is expected to be much higher than the increase in demand for container shipping.

ZIM endeavors to adapt ZIM’s vessel fleet capacity to the supply and demand trends. For example, in an attempt to meet the sharp demand increase during 2021, ZIM has expanded its operated vessel fleet from 87 vessels as of January 1, 2021, to 150 vessels as of December 31, 2022 (including eight purchased secondhand), as well as entered into strategic long term charter transactions. See “Item 4.B—Business Overview—Our Businesses—ZIM—Strategic Chartering Agreements.” As of December 31, 2023, ZIM operated 144 vessels. Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to shortage of vessels in the charter market, or, on the opposite, to terminate charter agreements earlier than expected. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond ZIM’s control may also contribute to increased capacity, including deliveries of new, refurbished or converted vessels, as a response to, among other factors, port and canal congestion, any change in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire), as well as decreased scrapping levels of older vessels. In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect ZIM’s revenues and costs of operations, profitability and asset values. Overcapacity can cause the industry to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on ZIM’s financial condition, results of operations and liquidity.

Access to ports and canals could be limited or unavailable, including due to geopolitical events, weather and climate conditions, congestion in terminals and inland supply chains, and ZIM may incur additional costs as a result thereof.

Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestion, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of ZIM’s control. Such decisions are based on local policies, priorities and concerns and the interests of the container shipping industry may not be considered.

ZIM’s access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, ZIM may have difficulty in securing sufficient berthing windows to expand ZIM’s operations in accordance with ZIM’s growth strategy, due to the limited availability of terminal facilities. This is especially the case for express or expedited services that ZIM operates, as such services depend on ZIM’s ability to secure favorable berthing windows that facilitate smooth flow of the carried cargo along the supply chain. In addition to ports, ZIM’s access to canal transit may be restricted, whether because of the worsening drought conditions in the Panama Canal or the Yemeni Houthis’ continued attacks on vessels in the Red Sea headed to the Suez Canal. If canal transit remains restricted or inaccessible altogether, ZIM will be required to limit the number of vessels in the canals or re-route ZIM’s vessels altogether, which is expected to increase ZIM’s operating expenses and may have a material adverse effect on ZIM’s business, financial condition and results of operations.

 ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports. For example, in December 2023, the Malaysian government announced its decision to prohibit ZIM from docking at any Malaysian port in response to the Israel-Hamas war. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, including COVID-19, or other reasons beyond ZIM’s control. For example, the COVID-19 pandemic has caused disruptions to global trade and severe congestion at ports and inland supply chains. Ports and terminals may implement certain measures such as dwell fees or similar charges applied against containers that remain in the terminal longer than the specified amount of days, as well as work procedures intended to relieve congestion which may also limit ZIM’s access to terminals and apply additional costs to ZIM or to ZIM’s customers. Although ZIM has taken measures to relieve congestion and to avoid additional costs as a result of dwell fees and similar charges, these and other measures may be imposed in additional ports and terminals in other geographical areas, and ZIM may not be able to recover or mitigate the additional costs by applying similar charges on ZIM’s customers. Although port, terminal and inland supply chain congestion generally eased since the second half of 2022 and throughout 2023, other recent macroeconomic and geopolitical events may place pressure on terminals to increase their services rates, thereby increasing ZIM’s operational costs. ZIM cannot ensure that ZIM’s efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on ZIM’s business, financial condition and results of operations.

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

ZIM’s ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect ZIM’s business, and ZIM or the 2M Alliance, which has announced its termination in January 2025, can unilaterally terminate the agreement earlier than January 2025 by providing a six-month prior written notice.

The container shipping industry has experienced a reduction in the number of major carriers, and until recently, a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2016 CSCL was acquired by COSCO, APL-NOL was acquired by CMA CGM, United Arab Shipping Company merged with Hapag-Lloyd and Hanjin Shipping exited the market as a result of a bankruptcy, during 2017, Hamburg Sud was acquired by Maersk, three large Japanese carriers, K-Line, MOL and NYK merged into ONE and OOCL was acquired by COSCO, and in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and joined THE Alliance. Past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Shipping and OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine. In January 2023, the 2M Alliance members, MSC and Maersk, announced that the 2M Alliance will be terminated in January 2025, and in January 2024 Maersk and Hapag Lloyd announced they would establish the new Gemini Alliance beginning in February 2025, resulting in Hapag Lloyd leaving the THE Alliance.

ZIM is currently not party to any strategic alliances and therefore has not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, ZIM would like to enter into a strategic alliance but are unable to do so, ZIM may be unable to achieve the cost and other synergies that can result from such alliances. However, ZIM is party to operational partnerships with other carriers in some of the trade zones in which ZIM operates, including a strategic operational agreement with the 2M Alliance (expected to terminate in January 2025) on the Asia-US East Coast and Asia-US Gulf Coast trades. See “Item 4.B—Business Overview—Our Businesses—ZIM—ZIM’s operational partnerships.” ZIM may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. The unilateral termination of ZIM’s existing operational agreements, including with the 2M Alliance, or any future cooperation agreement it may enter into, could adversely affect its business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements, if ZIM chooses to enter into them with other carriers, could also reduce ZIM’s flexibility in decision making in the covered trade zones, and ZIM is subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in other trade zones in which other alliances operate, ZIM is still unable to benefit from the economies of scale that many of its competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). ZIM’s status as an Israeli company has limited, and may continue to limit, its ability to call on certain ports and has therefore limited, and may continue to limit, its ability to enter into alliances or operational partnerships with certain shipping companies. In addition, ZIM’s existing collaboration with the 2M Alliance may limit its ability to enter into alliances or other certain operational agreements. If ZIM is not successful in expanding or entering into additional operational partnerships which are beneficial to ZIM, this could adversely affect its business.

ZIM’s business may be adversely affected by trade protectionism in the markets that ZIM serves, particularly in China.

ZIM’s operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that ZIM accesses and serves, particularly in China, where a significant portion of its business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020 China and 15 additional countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership), which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. In January 2020 China and the U.S. reached an agreement aimed at easing the trade war. However, tensions between China and the U.S. continue, and there is no assurance that further escalation will be avoided.

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

 The global COVID-19 pandemic has created significant business disruptions and affected ZIM’s business, and future outbreaks of new COVID-19 strains or other pandemics may continue to create significant business disruptions and affect ZIM’s business in the future.

 In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. During the three years following the outbreak, the COVID-19 pandemic has spread globally and caused high mortality and morbidity rates world-wide, with some geographic regions affected more than others. The COVID-19 pandemic has significantly impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels in some of its phases. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities, as well as lockdowns and restrictions on travel.

Although ZIM is considered an essential business and therefore enjoyed certain exemptions from the restrictions under Israeli regulations, ZIM has voluntary reduced ZIM’s maximum permitted percentage of staffing in ZIM’s offices in order to mitigate the COVID-19 risks and have therefore relied more on remote connectivity. Similarly, ZIM’s sea crews and staff located in offices worldwide have been adversely affected as a result of the COVID-19 pandemic. COVID-19 vaccination campaigns were launched in many countries worldwide, including Israel. During 2022, the outbreak of the COVID-19 pandemic gradually subsided worldwide. However, an outbreak of a new COVID-19 strain or a new pandemic may have a material adverse effect on ZIM’s business, financial condition and results of operations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also temporarily decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally during the first half of 2020. In China, many of the COVID-19 restrictions and factory lockdowns persisted until December 2022. If new strains of COVID-19 or new pandemics erupt, ZIM may face risks to ZIM’s personnel and operations. Such risks include delays in the loading and discharging of cargo on or from ZIM’s vessels due to severe congestion at ports and inland supply chains, difficulties in carrying out crew changes, off hire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of ZIM’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions, difficulties in procuring new containers due to temporary factories’ shutdowns and increased risk of cyber-security threats due to ZIM’s employees working remotely. Fear of the virus and the efforts to prevent its spread may increase pressure on the supply-demand balance, which could also put financial pressure on ZIM’s customers and increase the credit risk that ZIM faces in respect of some of them. Such events have affected ZIM’s operations and may have a material adverse effect on ZIM’s business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report.

The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect ZIM’s market position and financial performance.

ZIM competes with a large number of global, regional and niche container shipping companies, including, for example, Mediterranean Shipping Company (“MSC”), A.P. Moller-Maersk Group (“Maersk”), COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of ZIM’s key trades, ZIM competes primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — MSC, Maersk and CMA CGM — accounting for approximately 46.7% of global capacity, and the remaining carriers together contributing less than 53.3% of global capacity as of December 2023, according to Alphaliner. Certain of ZIM’s large competitors may be better positioned and have greater financial resources than ZIM and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than ZIM and may be able to gain market share by supplying their services at aggressively lower freight rates for a sustained period of time. In addition, mergers and acquisition activities within the container shipping industry in recent years have further concentrated global capacity with certain of ZIM’s competitors. See “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM—ZIM’s ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect ZIM’s business, and ZIM or the 2M Alliance, which has announced its termination in January 2025, can unilaterally terminate the agreement earlier than January 2025 by providing a six month prior written notice.” If one or more of ZIM’s competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which ZIM operates or intends to enter, ZIM could lose market share as a result of increased competition, which in turn could have a material adverse effect on ZIM’s business, financial condition and results of operations.

ZIM may be unable to retain existing customers or may be unable to attract new customers.

ZIM’s continued success requires it to maintain its current customers and develop new relationships. ZIM cannot guarantee that its customers will continue to use its services in the future or at the current level. ZIM may be unable to maintain or expand its relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics, especially in periods of market downturn. In addition, as some of its customer contracts are longer-term in nature (up to one year), if market freight rates increase, ZIM may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire, while if freight rates decline below the agreed contract terms ZIM may face pressure from its customers to adjust the contract rates to the prevailing market rates. Upon the expiration of its existing contracts, ZIM cannot provide assurance that ZIM’s customers will renew the contracts on favorable terms, or if at all, or that it will be able to attract new customers. Any adverse effect would be exacerbated if ZIM loses one or more of its significant customers. In 2023, ZIM’s 10 largest customers represented approximately 13% of its freight revenues and its 50 largest customers represented approximately 28% of its freight revenues. Although ZIM believes it currently has a diversified customer base, ZIM may become dependent upon a few key customers in the future, especially in particular trades, such that ZIM would generate a significant portion of its revenue from a relatively small number of customers. Any inability to retain or replace ZIM’s existing customers may have a material adverse effect on ZIM’s business, financial condition, and results of operations.

Technological developments which affect global trade flows and supply chains are challenging some of ZIM’s largest customers and may therefore affect ZIM’s business and results of operations.

By reducing the cost of labor through automation and digitization, including by means of new technologies of an artificial intelligence and machine learning, among others, and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of ZIM’s largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for ZIM’s services. Supply chain disruptions caused by geopolitical and economic events, pandemics, rising tariff barriers and environmental concerns also accelerate these trends.

ZIM relies on third-party contractors and suppliers, as well as its partners and agents, to provide various products and services and unsatisfactory or faulty performance of its contractors, suppliers, partners or agents could have a material adverse effect on its business.

ZIM engages third-party contractors, partners and agents to provide services in connection with ZIM’s business. An important example is ZIM’s chartering-in of vessels from ship owners, whereby the ship owner is obligated to provide the vessel’s crew, insurance and maintenance along with the vessel. Another example is ZIM’s carriers partners whom ZIM relies on for their vessels and service to deliver cargo to ZIM’s customers, as well as third party agencies who serve as ZIM’s local agents in specific locations. Disruptions caused by third-party contractors, partners and agents could materially and adversely affect ZIM’s operations and reputation.

Additionally, a work stoppage at any one of ZIM’s suppliers, including ZIM’s land transportation suppliers, could materially and adversely affect ZIM’s operations if an alternative source of supply were not readily available. Also, ZIM outsources part of its back-office functions to a third-party contractor. The back-office support center may shut down due to various reasons beyond ZIM’s control, which could have an adverse effect on ZIM’s business. There can be no assurance that the products delivered and services rendered by ZIM’s third-party contractors and suppliers will be satisfactory and match the required quality levels. Furthermore, major contractors or suppliers may experience financial or other difficulties, such as natural disasters, terror attacks, failure of information technology systems or labor stoppages, which could affect their ability to perform their contractual obligations to ZIM, either on time or at all. Any delay or failure of ZIM’s contractors or suppliers to perform their contractual obligations to ZIM could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity.

A shortage of qualified sea and shoreside personnel could have an adverse effect on ZIM’s business and financial condition.

 ZIM’s success depends, in large part, upon its ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation and sailing. In crewing its vessels, ZIM requires professional and technically skilled employees with specialized training who can perform physically demanding work on board its vessels. As the worldwide container ship fleet continues to grow, the demand for skilled personnel has been increasing, which has led to a shortfall of such personnel. An inability to attract and retain qualified personnel as needed could materially impair ZIM’s ability to operate, or increase its costs of operations, which could adversely affect its business, financial condition, results of operations and liquidity. Furthermore, due to the COVID-19 pandemic, the shipping industry as a whole experienced difficulties in carrying out crew changes and may experience this again in the event of future pandemic outbreaks, which could impede ZIM’s ability to employ qualified personnel.

Risks related to operating ZIM’s vessel fleet

ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.

ZIM charters-in most of its fleet. As of December 31, 2023, of the 144 vessels through which ZIM provides transport services globally, 135 are chartered (accounted as right-of-use assets under the accounting guidance of IFRS 16), which represents a percentage of chartered vessels that is significantly higher than the industry average of 44% (according to Alphaliner). Any rise in charter hire rates could adversely affect ZIM’s results of operations.

While there have been fluctuations in the demand in the container shipping market, during 2021 and the first half of 2022, charter demand was very high for all vessel sizes, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners, and ZIM took steps to increase its vessel capacity in response. See “Item 4.B—Business Overview—ZIM—ZIM’s vessel fleet.” Since September 2022, charter hire rates have been normalizing with vessel availability for hire still low (compared to pre-COVID-19 levels).

ZIM is a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on its assessment of current and future market conditions and trends. As of December 31, 2023, 74.8% of ZIM’s chartered-in vessels (or 81.9% in terms of TEU capacity) have a remaining charter period that exceeds one year, and it may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, in the future ZIM may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause its costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent ZIM replaces vessels that are chartered-in under short-term leases with vessels that are chartered-in under long-term leases or that are owned by ZIM, the principal amount of its long-term contractual obligations would increase. There can be no assurance that the terms of any such long-term leases will be favorable to ZIM in the long run.

ZIM may face difficulties in chartering or owning enough vessels in the future, including large vessels, to support ZIM’s growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile. If ZIM is unable in the future to charter vessels of the type and size needed to serve its customers efficiently on terms that are favorable to it, if at all, this may have a material adverse effect on its business, financial condition, results of operations and liquidity.  Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU (assuming full vessel utilization). As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 67.5% of the current global orderbook based on TEU capacity as of December 31, 2023, and approximately 38% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by December 31, 2024. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which ZIM operates. Other than ZIM’s strategic agreement with Seaspan Corporation for the long-term charter of ten 15,000 TEU LNG dual-fuel container vessels (see “Item 4.B—Business Overview—Our Businesses—ZIM—Strategic Chartering Agreements”), ZIM does not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by ZIM’s competitors will adversely impact ZIM’s competitiveness if it is not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of ZIM’s difficulties faced in participating in certain alliances and thereby accessing larger vessels for deployment. Even if ZIM is able to acquire or charter-in larger vessels, ZIM cannot provide assurance you it will be able to achieve utilization of its vessels necessary to operate such vessels profitably.

Rising energy and bunker prices (including LNG) may have an adverse effect on ZIM’s results of operations.

Fuel and energy expenses, in particular bunker expenses, represent a significant portion of ZIM’s operating expenses, accounting for 28.3%, 30.1% and 18.9% of ZIM’s operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond ZIM’s control, particularly economic developments in emerging markets such as China and India, the US-China trade war, the Russia-Ukraine conflict, the military conflicts in the Middle East and sanctions enacted on seaborne imports of Russian crude oil and petroleum product, concerns related to the global recession and financial turmoil, rising inflation, interest rates fluctuations, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased to an annual average of $83 per barrel in 2023, compared to $100 per barrel in 2022. Any further deterioration of geopolitical and economic factors may lead to an increase in bunker prices.

In accordance with ZIM’s ESG strategy and strategic long-term charter agreements (See “Item 4.B—Business Overview—Our Businesses--ZIM—Strategic Chartering Agreements”), ZIM long-term chartered 28 LNG dual fuel container vessels, of which 15 were already delivered to ZIM and the remaining 13 are expected to be delivered to ZIM during the remainder of 2024. In August 2022 ZIM announced the signing of a ten-year marine LNG sale and purchase agreement with Shell NA LNG, LLC, or Shell, to supply LNG to ZIM’s operated ten 15,000 TEU LNG vessels chartered from Seaspan, to be deployed on ZIM’s Container Service Pacific (ZCP) on the Asia-USEC trade. In accordance with the agreement, Shell agreed to sell and deliver, and ZIM agreed to purchase and accept, LNG in quantities, quality, specifications, and prices as specified in the agreement. The agreement is for a period of ten years from the date of the first bunkering operation executed by the parties. This agreement may be terminated with immediate effect by either party in the event of a material breach by the other party that has not been cured within 30 days of written notice thereof. In March 2023 ZIM announced the successful LNG bunkering of the first LNG dual fuel vessel delivered to ZIM, ZIM Sammy Ofer, in Kingston Freeport Terminal, Jamaica.  This sale and purchase agreement is estimated by ZIM to be valued at more than one billion U.S dollars for its ten-year term. If this agreement is terminated (due to a breach of either party), ZIM may not be able to supply ZIM’s 15,000 TEU long termed chartered vessels with enough of LNG fuel required for their operation, and ZIM will need to shift back to crude oil-based fuels, or alternatively, ZIM may be required to buy LNG at the then market terms, which could be on worse terms for ZIM compared to the terms of ZIM’s agreement with Shell. Furthermore, in January 2024, U.S. President’s Biden’s administration  announced a temporary pause on the approval process for new U.S. LNG export facilities in order to consider potential climate change consequences, and this could impact the availability of global LNG supply. ZIM’s operations may be significantly affected by the supply and demand conditions of the LNG global trade market, and ZIM may need to rely on other LNG suppliers to supply LNG for ZIM’s other LNG container vessels.

The IMO 2020 Regulations which entered into effect on January 1, 2020, require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. In addition, certain countries around the world require ships to burn fuel with a maximum sulfur content of 0.1% upon entry to territorial waters. The IMO 2020 Regulation led to increased demand for low sulfur fuel and higher prices compared to the price ZIM would have paid had the IMO 2020 Regulations not been adopted. Most of the vessels chartered by ZIM do not have “scrubbers”, which means ZIM is required to purchase low sulfur fuel for its vessels. ZIM’s vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, ZIM implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable ZIM to mitigate the possible increased costs in full or at all.

The European Union’s Emissions Trading System, or ETS, which entered into effect on January 1, 2024, sets a limit on the total amount of greenhouse gases that ZIM as a shipping company is permitted to emit on route to or from European Union members’ ports. Such cap is expressed in emission allowances, where one allowance gives the right to emit one ton of carbon dioxide equivalent. Each year, ZIM will be required to surrender enough allowances to fully account for ZIM’s emissions, otherwise ZIM will be subject to heavy fines. The ETS Regulations require ZIM to purchase and surrender allowances equal to a percentage of ZIM’s emissions that gradually increases over time, from 40% of reported emissions in 2024 to 100% of reported emissions in 2026. ZIM anticipates it will be required to purchase allowances from the EU carbon market on an ongoing basis, which will increase ZIM’s operating costs. ZIM has implemented a New Emission Factor, or NEF, surcharge, intended to shift the additional costs associated with compliance with the ETS Regulations to ZIM’s customers, however there is no assurance that this surcharge will enable ZIM to mitigate the possible increase costs in full or at all. The IMO 2020 Regulations, the ETS and any future air emissions regulations with which ZIM must comply may cause ZIM to incur substantial additional operating costs.

A rise in bunker prices (including LNG) could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. Historically and in line with industry practice, ZIM has imposed from time to time surcharges such as the NBF and NEF over the base freight rate it charges to customers in part to minimize its exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that ZIM will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

ZIM’s bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. ZIM  has implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, ZIM may sometimes manage part of ZIM’s exposure to bunker price fluctuations by entering into hedging arrangements with reputable counterparties. ZIM’s optimization strategies and hedging activities may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of ZIM’s exposure is hedged. There can be no assurance that ZIM’s hedging arrangements, if taken, will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that ZIM’s counterparties will be able to perform under its hedging arrangements.

As vessel owners ZIM may incur additional costs and liabilities for the operation of ZIM’s vessel fleet.

Although ZIM charters most of its fleet, ZIM currently owns and operates fourteen vessels, eight of which were purchased during 2021 in several separate transactions in addition to one vessel already previously owned, and five of which were purchased in February 2024 after previously being chartered to ZIM. ZIM may purchase additional vessels, depending on market terms and conditions and on ZIM’s operational needs. As a vessel owner ZIM may incur additional costs due to maintenance and regulatory requirements, most of them described in this Item 3.D and elsewhere in this Annual Report. In addition, as vessel owners ZIM may be exposed to higher risks due to ZIM’s responsibility to the crew and operational condition of the vessel. ZIM intends to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however ZIM’s insurance policy may not cover all or part of ZIM’s costs. See also below “—ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations”.

There are numerous risks related to the operation of any sailing vessel and ZIM’s inability to successfully respond to such risks could have a material adverse effect on it.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect ZIM’s reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuel, terrorist attacks and piracy. For example, ZIM incurred expenses of $21.5 million in respect of claims and demands for lost and damaged cargo, vessels and war risks for the year ended December 31, 2023. Such claims are typically insured and ZIM’s deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, ZIM’s vessels have been involved in collisions resulting in loss of life and property as well as weather related events which damaged its cargo. For example, in October 2021, ZIM Kingston, one of ZIM’s chartered vessels, experienced a collapse and loss of containers due to bad weather which also resulted in a fire erupting onboard while approaching the port of Vancouver. Both vessel and cargo suffered damages, however no personal injuries were involved.

The occurrence of any of the aforementioned risks could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and it may not be adequately insured against any of these risks. For more information about ZIM’s insurance coverage, see “Item 3.D. Risk Factors—ZIM’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Although both the frequency and success of attacks have diminished recently, potential acts of piracy, and more recently also acts of terrorism, continue to be a risk to the international container shipping industry that requires vigilance. Additionally, ZIM’s vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If its vessels are found with contraband, whether with or without the knowledge of any of its crew, ZIM may face governmental or other regulatory claims or penalties as well as suffer damage to its reputation, which could have an adverse effect on its business, results of operations and financial condition.

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

While all of its insurers and P&I clubs are highly reputable, ZIM can give no assurance that it is adequately insured against all risks or that its insurers will pay a particular claim, especially with respect to war risks, the insurance cost for which has risen sharply recently as a result of the military tension and escalation in the Middle East. Even if ZIM’s insurance coverage is adequate to cover its losses, ZIM may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of ZIM’s financing agreements, insurance proceeds are pledged or assigned in favor of the creditor who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds ZIM may receive from claims under its insurance policies. ZIM may also be subject to supplementary calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the P&I clubs through which ZIM receives indemnity insurance coverage. There is no cap on ZIM’s liability exposure for such calls or premiums payable to ZIM’s P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. ZIM’s insurance policies also contain deductibles, limitations and exclusions which, although ZIM believes are standard in the shipping industry, may nevertheless increase its costs. While ZIM does not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed its insurance coverage, which might have a material adverse effect on ZIM’s business, financial condition and results of operations.

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

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo, vessel owners and lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lienholder may enforce its lien by vessel arrest proceedings. Unless such claims are settled, vessels may be subject to foreclosure under the relevant jurisdiction’s maritime court regulations. In some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in ZIM’s fleet for claims relating to another of its vessels. The arrest or attachment of one or more of ZIM’s vessels could interrupt ZIM’s business or require ZIM to pay or deposit large sums to have the arrest lifted, which could have a material adverse effect on ZIM’s business, financial condition and results of operations.

Governments, including that of Israel, could requisition ZIM’s vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of ZIM’s vessels are registered, as well as a government of the jurisdiction where the beneficial owner of the vessel is registered, could requisition for title or seize ZIM’s vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. A government could also requisition ZIM’s vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Requisitions generally occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. ZIM would expect to be entitled to compensation in the event of a requisition of one or more of ZIM’s vessels; however, the amount and timing of payment, if any, would be uncertain and beyond its control. For example, ZIM’s chartered-in and owned vessels, including those that do not sail under the Israeli flag, may be subject to control by Israeli authorities in order to protect the security of, or bring essential supplies and services to, the State of Israel. Government requisition of one or more of ZIM’s vessels could have a material adverse effect on its business, financial condition and results of operations.

Risks related to regulation

The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping company, ZIM is subject to a wide variety of international, national and local laws, regulations and agreements. As a result, ZIM is subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which ZIM operates, including those of the State of Israel, the United States, the International Safety Management Code, or the ISM Code, and the European Union. Such extensive regulation could also become more and more restrictive or less permissive from time to time, such as, for example, the OSRA enactment and the non-renewal of maritime block exemptions for operational agreements between carriers. See below, “—ZIM is subject to competition and antitrust regulations in the countries where ZIM operates, has been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, ZIM relies on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect ZIM’s business and ability to conduct ZIM’s business.”

Any violation or alleged violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of ZIM’s “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject ZIM to fines, penalties and other sanctions. For additional information, see “Item 4.B—Business Overview—Our Businesses—ZIM—ZIM’s Regulatory Matters.”

ZIM is subject to competition and antitrust regulations in the countries where ZIM operates, has been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, ZIM relies on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect ZIM’s business and ability to conduct ZIM’s business.

In recent years, a number of liner shipping companies, including ZIM, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Although ZIM has taken measures to fully comply with antitrust regulatory requirements and have adopted a comprehensive antitrust compliance plan, which includes, among other, mandatory periodic employee trainings, ZIM faces investigations from time to time, and, if ZIM is found to be in violation of the applicable regulation, ZIM could be subject to criminal, civil and monetary sanctions, as well as related legal proceedings.

ZIM is subject to competition and antitrust regulations in each of the countries where ZIM operates. In some of the jurisdictions in which ZIM operates, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. ZIM is a party to numerous operational partnerships and views these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that ZIM relies on could negatively affect ZIM’s business and results of operations. Specifically, Commission Regulation (EC) No 906/2009, or the Consortia Block Exemption Regulation, or CBER), exempts certain cooperation agreements in the liner shipping sector (such as operational cooperation agreements), from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. In October 2023, the EU competition authority, or the DG Competition, announced its intention not to renew the CBER following its expected expiry in April 2024. A similar decision was made by the United Kingdom’s Competition and Markets Authority (CMA) not to enact a UK block exemption that would replace the CBER following Brexit. Although ZIM currently does not believe this will have a material impact on its operations as currently conducted, the non-renewal of the block exemption regulation in the EU and UK is expected to increase legal costs and legal uncertainty and delay the implementation of operational cooperation agreements between carriers, thus potentially limiting ZIM’s ability to enter into cooperation arrangements with other carriers. In addition, the non-renewal of the existing CBER raises concerns of a “domino effect” for the non-renewal or the shortening of the effective period of similar block exemption regulations in other jurisdictions (similarly to the UK). Any of the above could adversely affect ZIM’s business, financial condition and results of operations.

The spike in freight rates and related charges during 2021 and the first half of 2022 has resulted in increased scrutiny and enforcement actions by governments and regulators around the world, including the U.S. President Biden’s administration and the FMC, as well as the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 mandates a series of rulemaking projects by the Federal Maritime Commission, or the “FMC,” and in February 2023 the FMC published a final rule that prohibits the collection of detention and demurrage from U.S. truckers and consignees on import, which may affect ZIM’s ability to effectively collect these fees from ZIM’s customers, heighten the risk of civil litigation against ZIM and adversely affect ZIM’s financial results. If ZIM is found to be in violation of the applicable regulation, ZIM could be subject to various sanctions, including monetary sanctions.

ZIM is also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. Particularly, in September 2022, an FMC complaint was filed against ZIM claiming ZIM overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in trial proceedings on the FMC panel. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on ZIM’s business, reputation, financial condition, results of operations and liquidity. For further information, see “Item 4.B—Business Overview—Our Businesses—ZIM—Legal Proceedings” and Note 27 to ZIM’s audited consolidated financial statements incorporated by reference into this annual report.

ZIM could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons around the world for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. ZIM’s anti-bribery and anti-corruption compliance plan mandates compliance with these anti-bribery laws, establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on its employees and enhances reporting and investigation procedures. ZIM operates in many parts of the world that are recognized as having governmental and commercial corruption. ZIM cannot provide assurance you that ZIM’s internal control policies and procedures will protect it from reckless or criminal acts committed by its employees or third party intermediaries. In the event that ZIM believes or has reason to believe that its employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, ZIM may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt its business and have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt ZIM’s business.

International container shipments are subject to security and customs inspection and related procedures in countries of origin, destination, and certain transshipment points. These inspection procedures can result in cargo seizures, delays in the loading, offloading, transshipment, or delivery of containers, and the levying of customs duties, fines or other penalties against ZIM as well as damage to ZIM’s reputation. Changes to existing inspection and security procedures, including as a result of political or public pressure, could impose additional financial and legal obligations on ZIM or its customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on ZIM’s business, financial condition and results of operations.

The operation of its vessels is also affected by the requirements set forth in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of ZIM’s vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject ZIM to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires ZIM to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization (the IMO) and the flag states, these requirements could require significant additional capital expenditures by ZIM or otherwise increase the costs of ZIM’s operations.

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

If ZIM fails to comply with any environmental requirements applicable to it, it could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the termination or suspension of, and substantial harm to, ZIM’s operations and reputation. Specifically, in September 2022 ZIM was approached by a state regulator who indicated that ZIM did not meet the local environmental regulation and provided an initial informal assessment as to ZIM’s scope of liability, subject to ZIM’s possible counter arguments. ZIM is currently reviewing these claims and are in discussions with this state regulator. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject ZIM to liability without regard to whether ZIM were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, ZIM could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from ZIM’s vessels, or otherwise, in connection with its operations. ZIM is required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although ZIM has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on ZIM’s business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of ZIM’s vessels and events of this nature could have a material adverse effect on ZIM’s business, reputation, financial condition and results of operations.

Furthermore, ZIM is subject to limits imposed by IMO regulations on the maximum sulfur content of ZIM’s fuel. See, “—Rising energy and bunker prices (including LNG) may have an adverse effect on ZIM’s results of operations.”

ZIM may also incur additional compliance costs relating to existing or future ESG requirements, which have recently intensified and are expected to intensify in the future, and which could have a material adverse effect on ZIM’s business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions and use of “cleaner” fuels (including LNG), imposition of vessel speed limits, changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures and disclosure of information relating to ESG matters, including climate change. For example, on November 1, 2022, new amendments to the MARPOL Annex IV entered into effect and introduced new energy efficiency and CO2 emissions requirements relating to Existing Ship Energy Index (EEXI) and Operational Carbon Intensity Indicator (CII) for both new and existing vessels. Compliance with the new regulation involves additional costs and the implementation of optimization strategies such as slow steaming, which may increase ZIM’s vessels’ voyage transit times. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect ZIM’s operations, require ZIM to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in ZIM’s denial of access to, or detention in, certain jurisdictional waters or ports. Also, on March 6, 2024, the Securities and Exchange Commission (the “SEC”) issued a rule requiring registrants to disclose certain information regarding climate-related risk scheduled to phase in starting in 2025. For further information on the environmental regulations ZIM is subject to and ESG (sustainability), see, “Item 4.B—Business Overview—Our Businesses—ZIM—ZIM’s Regulatory Matters—Environmental and other regulations in the shipping industry.”

Regulations relating to ballast water discharge may adversely affect ZIM’s results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms (ballast water management systems). All vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards. To date, all of ZIM’s owned vessels are installed with on-board ballast systems, however any additional requirements may subject ZIM to additional costs of compliance and adversely affect ZIM’s results of operation and financial condition.

ZIM is also subject to U.S. regulations with respect to ballast water discharge. Although the 2013 Vessel General Permit (VGP) program and The National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. EPA published a notice of proposed rulemaking–- Vessel Incidental Discharge National Standards of Performance for public comment on October 26, 2020. The comment period closed on November 25, 2020. A supplemental notice of proposed rulemaking was issued on October 18, 2023. The comment period for this proposal closed on December 18, 2023. VIDA requires the U.S. Coast Guard to develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years of the EPA’s publication of proposed rulemaking. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. Furthermore, ZIM is also subject, and may be subject in the future, to local or state ballast regulation. For example, on January 1, 2022, new ballast water management requirements entered into effect in California. State enacted requirements may include more stringent standards than the proposed requirements and standards set forth by the EPA and U.S. Coast Guard. New federal and state regulations could require the installation, or further improvement of already installed ballast management systems, or place new requirements and standards which may cause ZIM to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely affect ZIM’s operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on shipping. The IMO has been developing a comprehensive strategy on reduction of greenhouse gas emissions from ships. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

Further, on January 1, 2024, a new emissions trading system entered into effect by the European Union, setting a cap on the total amount of greenhouse gases ZIM is permitted to emit when sailing to or from EU ports. See “Item 4.B—Business Overview—Our Businesses—ZIM—ZIM’s Regulatory Matters—Environmental and other regulations in the shipping industry.”

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

ZIM operates in various jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which ZIM operates or does business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect ZIM’s financial results. The tax rules of the various jurisdictions in which ZIM operates or conducts business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Specifically, on December 20, 2022, the OECD published an implementation package for Pillar Two model rules. The Pillar Two rules were introduced to ensure that large multinational enterprises (MNEs) pay a minimum level of tax on the income arising in each jurisdiction where they operate. While Pillar Two model rules are not intended to be applied to international shipping income, other sources of ZIM’s income may be affected as a result of Pillar Two entering into effect. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which ZIM operates, and the legislation will be effective for ZIM and ZIM’s subsidiaries, or the ZIM Group, for the financial year beginning January 1, 2024. Following ZIM’s assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the ZIM group operates are above 15%. While ZIM does not expect any potential exposure to Pillar Two taxes, it may be subject to additional and/or higher tax payments as a result of this regulation, whether due to any amendment or due to the absence of applicable safe harbor exemptions to the ZIM group.

Tax authorities may challenge tax positions that ZIM takes or historically has taken, may assess taxes where ZIM has not made tax filings, or may audit the tax filings it has made and assess additional taxes. Such assessments, either individually or in the aggregate, could be substantial and could involve the imposition of penalties and interest. For such assessments, from time to time, ZIM uses external advisors. In addition, governments could impose new taxes on ZIM or increase the rates at which it is taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact ZIM’s results, financial condition and liquidity. Additionally, ZIM’s provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, ZIM’s financial condition and results of operations, as well as the resolution of any audit issues raised by taxing authorities.

Risks related to ZIM’s financial position and results

If ZIM is unable to generate sufficient cash flows from its operations, its liquidity will suffer and it may be unable to satisfy its obligations and operational needs.

 ZIM’s ability to generate cash flow from operations to cover ZIM’s operational costs and to make payments in respect of its obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on ZIM’s future performance, which will be affected by a range of economic, competitive and business factors. ZIM cannot control many of these factors, including general economic conditions and the health of the shipping industry. If ZIM is unable to generate sufficient cash flow from operations to satisfy its obligations, liabilities and operational needs, ZIM may need to borrow funds or undertake alternative financing plans, or to reduce or delay capital investments and other costs. It may be difficult for ZIM to incur additional debt on commercially reasonable terms due to, among other things, ZIM’s financial position and results of operations and market conditions. Specifically, ZIM has incurred and will continue to incur substantial debt as part of ZIM’s strategy to renew and improve ZIM’s fleet by long-term chartering 46 newbuild vessels, including 28 TEU LNG fueled vessels. Although as of December 31, 2023 ZIM’s cash position was strong with liquidity of $2.7 billion, ZIM’s potential inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on ZIM’s business.

Volatile market conditions could negatively affect ZIM’s business, financial position, or results of operations and could thereby result in impairment charges.

As of the end of each of ZIM’s reporting periods, ZIM examines whether there have been any events or changes in circumstances, such as a deterioration of general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds their respective recoverable amount and, if necessary, an impairment loss is recognized in ZIM’s financial statements.

ZIM recognized an impairment loss of approximately $2.1 billion in the third quarter of 2023. For each of the years ended December 31, 2022 and 2021, ZIM did not recognize any impairment loss in ZIM’s financial statements (as of December 31, 2022 and 2021, ZIM concluded there were no indications for impairment). With respect to the impairment analysis carried out during the year ended December 31, 2023, see Note 7 to ZIM’s audited consolidated financial statements included elsewhere in this Annual Report. ZIM cannot assure that it will not recognize additional impairment losses in future years. If an impairment loss is recognized, ZIM’s results of operations will be negatively affected. Should freight rates decline significantly or ZIM or the shipping industry experience adverse conditions, this may have a material adverse effect on ZIM’s business, results of operations and financial condition, which may result in ZIM recording an impairment charge.

Foreign exchange rate fluctuations and controls could have a material adverse effect on ZIM’s earnings and the strength of ZIM’s balance sheet.

 Since ZIM generates revenues in a number of geographic regions across the globe, ZIM is exposed to operations and transactions in other currencies. A material portion of ZIM’s expenses are denominated in local currencies other than the U.S. Dollar. Most of ZIM’s revenues and a significant portion of its expenses are denominated in the U.S. Dollar, creating a partial natural hedge. To the extent other currencies increase in value relative to the U.S. Dollar, ZIM’s margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact the value of goods as between two trading countries. Where possible, ZIM endeavors to match its foreign currency revenues and costs to achieve a natural hedge against foreign exchange and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on ZIM’s business, financial condition, results of operations and liquidity. In addition, foreign exchange controls in countries in which it operates may limit ZIM’s ability to repatriate funds from foreign affiliates or otherwise convert local currencies into U.S. Dollars.

ZIM’s operating results may be subject to seasonal fluctuations.

The markets in which ZIM operates have historically exhibited seasonal variations in demand and, as a result, freight rates have also historically exhibited seasonal variations. This seasonality can have an adverse effect on ZIM’s business and results of operations. As global trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor affecting ZIM’s results of operations in the future. See “Item 5—Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—ZIM.”

Risks related to ZIM’s operations in Israel

ZIM is incorporated and based in Israel and, therefore, ZIM’s results may be adversely affected by political, economic and military instability in Israel. Specifically, the current war between Israel and Hamas and the additional armed conflicts in the Middle East may adversely affect ZIM’s business.

ZIM is incorporated and ZIM’s headquarters are located in Israel and the majority of ZIM’s key employees, officers and directors are residents of Israel. Additionally, the terms of the Special State Share require ZIM to maintain ZIM’s headquarters and to be incorporated in Israel, and to have ZIM’s chairman, chief executive officer and a majority of ZIM’s board members be Israeli. As an Israeli company, ZIM has relatively high exposure, compared to many of ZIM’s competitors, to war, acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). Political, economic and military conditions in Israel may directly affect ZIM’s business, ZIM’s service routes and port of calls and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with ZIM.

ZIM’s commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, and ZIM may not be able to obtain adequate insurance if events escalate further. The Israeli government currently provides compensation only for physical property damage caused by terrorist attacks or acts of war, based on the difference between the asset value before the attack and immediately after the attack or on any cost of repairing the damage, whichever is lower. Any losses or damages incurred by ZIM could have a material adverse effect on ZIM’s business. Further, due to the Israel-Hamas war, a special war risk insurance premium was levied on ZIM’s chartered vessels calling Israel’s territorial water and ports. ZIM has applied a war surcharge on its customers in an attempt to offset the cost associated with the payment of this war risk insurance premium, however, there is no assurance that this surcharge will enable ZIM to mitigate the possible increased costs in full or at all.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel, its neighboring countries and terror organizations which are today considered to be backed by Iran. On October 7, 2023, Hamas terrorists launched a surprise attack and invaded southern Israel from Gaza under the cover of a barrage of missiles launched into southern Israel, targeting the Israeli civilian population and local military forces. In response to this assault, Israel declared war on Hamas and the Israeli Defense Force invaded the Gaza strip.

In response to the Israel-Hamas war, other terror organizations such as Hezbollah in Lebanon and the Houthis in Yemen, both backed by Iran, have launched missile attacks against Israel as part of what they have referred to as “axis of resistance”. Further, in Yemen, the Houthis have attacked vessels in the Red Sea suspected by them to be either linked to Israel or to call Israeli ports. The escalation of hostilities between Israel and neighboring and regional terror organizations such as Hezbollah in Lebanon and Hamas in the Gaza Strip follow years of terrorist activity and acts of violence perpetrated against Israel from the Northern border, Gaza, West Bank and East Jerusalem. Political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, have affected and continue to affect the political stability of those countries and the Middle East as a whole. This instability, especially the recent conflicts, has raised concerns regarding security in the region and the potential for further escalated armed conflicts. In addition, in February 2024, the rating agency Moody’s cut Israel’s credit rating following the war with Hamas and has lowered Israel’s outlook from stable to negative, which increases the risk of increased interest rates, currency fluctuations, inflation, securities market volatility and uncertainty as to the scope of future investments in Israel.

In addition, Israel faces an explicit threat from Iran and more distant neighbors. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in the Gaza Strip, Hezbollah in Lebanon, pro-Iranian groups in Iraq, and the Houthis in Yemen, and is cultivating a strategy dedicated to annihilating the State of Israel through proxy militia groups across the Middle East. The escalation of the war and armed conflicts or hostilities in Israel or neighboring countries or a direct military war between Israel and Iran could increase the disruptions in ZIM’s operations, including significant employee absences, failure of ZIM’s information technology systems and cyber-attacks, which may lead to the shutdown of ZIM’s headquarters in Israel for an unknown period of time. Although ZIM maintains an emergency plan, such events can have material effects on ZIM’s operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact ZIM’s business relationships and thereby have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity. If ZIM’s facilities, including ZIM’s headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for ZIM to develop alternative infrastructure and ZIM may not be able to avoid service interruptions. Additionally, ZIM’s owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use ZIM’s vessels in times of emergency. Any of the aforementioned factors may negatively affect ZIM and ZIM’s results of operations.

Moreover, following the terror attack by Hamas on October 7, 2023, protests in support of Palestinians and against Israel have erupted in the Middle East and western counties, including the U.S. The increased negative public opinion against Israel across the world may cause countries, corporations and organizations to limit their business activities with Israeli-linked businesses or deter them from expanding existing engagements. ZIM’s status as an Israeli company may limit ZIM’s ability to cross the Suez Canal given the threat of Houthi attacks, call certain ports and enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected ZIM’s operations and ZIM’s ability to compete effectively within certain trades.

The Israel-Hamas war follows a period of internal civil controversy and protest in Israel over a judicial reform proposal introduced by the Israeli government in January 2023. The judicial reform has sparked a significant backlash both inside and outside of Israel, led to civil protest and raised economic concerns, and was challenged by an appeal made to the Israeli supreme court. In January 2024, the Israeli Supreme Court ruled that the portion of the judicial reform previously legislated by the Israeli parliament, the Knesset, in an attempt to limit judicial review of government actions, is stricken down as unconstitutional. Any attempt to relaunch the judicial reform may reignite the internal civil protest and economic concerns.

Further, ZIM’s operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2023, ZIM had approximately 860 employees based in Israel, certain of whom are currently called upon for military service duty due to the war for an unlimited period, and more may be called in the future if the war continues or in other emergency circumstances. Further, some of ZIM’s employees are called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions, although recently the Israeli government published a possible plan to extend military reserve service duty to the age of 46). ZIM’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect ZIM’s business and operations.

ZIM’s risks associated with ZIM’s Israeli affiliation may enhance and further increase other risk factors detailed in this Annual Report.

General risk factors

ZIM faces cyber-security risks.

ZIM’s business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, ZIM maintains information security policies and procedures for managing ZIM’s information technology systems. Despite security and controls design, implementation and updates, ZIM’s information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in ZIM’s industry, have been the subject of cyber-security attacks in recent years. For example, one of ZIM’s peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. As an Israeli company, ZIM is a potential target for a cyber-attack, as cyber-attacks against Israeli entities have increased following the war between Israel and Hamas that erupted in October 2023. Other Israeli companies are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

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

ZIM’s information technology and communication system supports all of ZIM’s businesses processes throughout the supply chain, including ZIM’s customer service and marketing teams, business intelligence analysts, logistics team and financial reporting functions. ZIM’s two main data centers are located in Europe. Each data center can back up the other one.

Additionally, ZIM’s information systems and infrastructure could be physically damaged by events such as fires, terrorist attacks and unauthorized access to ZIM’s servers and infrastructure, as well as the unauthorized entrance into ZIM’s information systems. Furthermore, ZIM communicates with its customers through an ecommerce platform. ZIM’s ecommerce platform was developed and is run by third-party service providers over which ZIM has no management control. A potential failure of ZIM’s computer systems or a failure of ZIM’s third-party ecommerce platform providers to satisfy their contractual service level commitments to ZIM may have a material adverse effect on ZIM’s business, financial condition and results of operation. ZIM’s efforts to modernize and digitize ZIM’s operations and communications with ZIM’s customers further increase ZIM’s dependency on information technology systems, which exacerbates the risks ZIM could face if these systems malfunction.

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

The EU data protection regime expands the scope of the EU data protection law to all companies processing data of EEA individuals, imposes a stringent data protection compliance regime, including administrative fines of up to the greater of 4% of worldwide turnover or €20 million (as well as the right to compensation for financial or non-financial damages claimed by any individuals), and includes new data subject rights such as the “portability” of personal data. Although ZIM is generally a business that serves other businesses (B2B), ZIM still process and obtain certain personal information relating to individuals, and any failure by ZIM to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against ZIM, which could subject ZIM to significant fines, penalties, judgments and negative publicity.

Labor shortages or disruptions could have an adverse effect on ZIM’s business and reputation.

ZIM employs, directly and indirectly, approximately 6,460 employees around the globe (including contract workers) as of December 31, 2023. ZIM, ZIM’s subsidiaries, and the independent agencies with which ZIM has agreements could experience strikes, industrial unrest or work stoppages. Several of ZIM’s employees are members of unions. In recent years, ZIM has experienced labor interruptions as a result of disagreements between management and unionized employees and have entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on ZIM’s business and reputation. Disputes with ZIM’s unionized employees may result in work stoppage, strikes and time-consuming litigation. ZIM’s collective bargaining agreements include termination procedures which affect ZIM’s managerial flexibility with re-organization procedures and termination procedures. In addition, ZIM’s collective bargaining agreements affect ZIM’s financial liabilities towards employees, including because of pension liabilities or other compensation terms.

ZIM incurs increased costs as a result of operating as a public company, and ZIM’s management team, which has limited experience in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares have been listed in the United States since January 2021, ZIM incurs accounting, legal and other expenses that ZIM did not incur as a private company, including costs associated with ZIM’s reporting requirements under the Exchange Act. ZIM also incurs costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. These rules and regulations, including enhanced ESG reporting requirements, have increased ZIM’s legal and financial compliance costs, introduced new costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. In addition, ZIM’s senior management and other personnel must divert attention from operational and other business matters to devote substantial time to these public company requirements. ZIM’s current management team has limited experience managing and operating a company that is publicly traded in the U.S. Failure to comply or adequately comply with any laws, rules or regulations applicable to ZIM’s business may result in fines or regulatory actions, which may adversely affect ZIM’s business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for ZIM’s ordinary shares.

Changes in the laws and regulations affecting public companies could result in increased costs to ZIM as ZIM responds to such changes. These laws and regulations could make it more difficult or more costly for ZIM to obtain certain types of insurance, including director and officer liability insurance, and ZIM may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage, including increased deductibles. The impact of these requirements could also make it more difficult for ZIM to attract and retain qualified persons to serve on ZIM’s Board of Directors, ZIM’s board committees or as executive officers. ZIM cannot predict or estimate the amount or timing of additional costs ZIM may incur in order to comply with such requirements. Any of these effects could adversely affect ZIM’s business, financial condition and results of operations.

Risks related to ZIM’s ordinary shares

The State of Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.

The State of Israel holds a Special State Share in ZIM, which imposes certain limitations on ZIM’s operating and managing activities and could negatively affect ZIM’s business and results of ZIM’s operations. These limitations include, among other things, transferability restrictions on ZIM’s share capital, restrictions on ZIM’s ability to enter into certain merger transactions or undergo certain reorganizations and restrictions on the composition of ZIM’s Board of Directors and the nationality of ZIM’s chief executive officer, among others.

Because the Special State Share restricts the ability of a shareholder to gain control of ZIM, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of ZIM’s ordinary shares or otherwise negatively affect ZIM’s business and results of operations. In addition, the terms of the Special State Share dictate that ZIM maintains a minimum fleet of 11 wholly-owned seaworthy vessels. As of March 1, 2024, ZIM owned 14 vessels.

ZIM’s dividend policy is subject to change at the discretion of ZIM’s Board of Directors and there is no assurance that ZIM’s Board of Directors will declare dividends in accordance with this policy.

ZIM’s board of directors has adopted a dividend policy, which was recently amended in August 2022, to distribute a dividend to ZIM’s shareholders on a quarterly basis at a rate of 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by ZIM (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, all subject to ZIM’s board of directors absolute discretion at the time of any such distribution, and the satisfaction of the applicable relevant tests under the Israeli Companies law at the time of these distributions. ZIM paid a cash dividend of approximately $769 million, or $6.40 per ordinary share on April 4, 2023. ZIM has not distributed additional dividends since April 2023. During 2022, ZIM paid cash dividends of approximately $3.30 billion. During 2021, ZIM paid a special cash dividend of approximately $237 million, and a cash dividend of approximately $299 million.

Any dividends must be declared by ZIM’s board of directors, which will take into account various factors including ZIM’s profits, ZIM’s investment plan, ZIM’s financial position and additional factors it deems appropriate. While ZIM initially intends to distribute 30–- 50% of ZIM’s annual net income, the actual payout ratio could be anywhere from 0% to 50% of ZIM’s net income, and may fluctuate depending on ZIM’s cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with ZIM’s board’s policy or at all, and ZIM’s board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, ZIM expects that the amount of any cash dividends ZIM distributes will vary significantly as a result of such factors. ZIM has not adopted a separate written dividend policy to reflect ZIM’s board’s policy.

ZIM’s ability to pay dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent ZIM from meeting ZIM’s existing and future obligations when they become due.

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

A significant portion of our shares are held by Ansonia, which holds approximately 62% of our shares. If Ansonia sells, or indicates an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. Sales of our shares by Ansonia or the perception that any such sales may occur could have a material adverse effect on the trading price of our ordinary shares and/or could impair the ability of any of our businesses to raise capital.

Control by principal shareholders could adversely affect our other shareholders.

Ansonia beneficially owns approximately 62% of our outstanding ordinary shares and voting power. Ansonia therefore has a continuing ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our Constitution, a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Ansonia’s interests as a principal shareholder may conflict with the interests of our other shareholders and Ansonia’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests.

We may not pay dividends or make other distributions or repurchase shares.

We have paid significant dividends in 2023 and prior years but there is no assurance as to the level of future dividends or whether we will declare dividends with respect to our ordinary shares at all. Our dividends have generally been funded from the dividends received from our subsidiaries and associated companies as well as the divestment of our equity interests in our businesses. Distributions from our subsidiaries and associated companies may be lower in the future and there is no assurance that we will receive any dividends at all, which would then impact our ability to pay dividends. Even if we do have sufficient funds, we may choose to use our cash for purposes other than the payment of dividends, including investment in existing or new businesses. Therefore there is no assurance that Kenon shareholders will receive any dividends in the future and as to the amount of such dividends, if  any.

We received significant dividends from our holding in ZIM in prior years, and these dividends have been a significant source of liquidity for us, enabling us to pay the dividends that we have paid in the past few years.  However, ZIM’s financial performance declined in 2023 compared to 2022 and ZIM has not declared a dividend since March, 2023.  Accordingly, the significant dividends we received from ZIM in recent years may not continue and this could impact amounts available to pay dividends. In addition, in March 2024, OPC’s Board of Directors made a decision to suspend OPC’s dividend distribution policy (adopted in 2017) for a period of two years.

Any dividends are also subject to legal limitations. Under Singapore law and our Constitution, dividends, whether in cash or in specie, must be paid out of our profits available for distribution. The availability of distributable profits is assessed on the basis of Kenon’s stand-alone accounts (which are based upon the Singapore Financial Reporting Standards (the “SFRS”)). We may incur losses and we may not have sufficient distributable income that can be distributed to our shareholders as a dividend or other distribution in the foreseeable future. Therefore, we may be unable to pay dividends to our shareholders unless and until we have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for us to pay dividends to our shareholders.

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

In March 2023, we announced a repurchase plan of up to $50 million to repurchase shares.  Through the end of 2023, we have repurchased approximately 1.1 million shares for approximately $28 million.  Our share repurchase plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the share repurchase plan.

Any dividend payments or other cash distributions in respect of our ordinary shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. For example, in every year between 2018 and 2023, we have made cash distributions to our shareholders. Although a significant percentage of our shareholders hold their shares through the TASE, each of these distributions was denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar are exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

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

As a foreign private issuer, we follow home country corporate governance practices instead of otherwise applicable SEC and NYSE corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014 or Share Option Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Companies Act 1967, or the Singapore Companies Act, and our Constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and (ii) the granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting (the “AGM”) of shareholders held in 2023 (the “2023 AGM”), our shareholders granted the board of directors authority (effective until the conclusion of the annual general meeting of shareholders to be held in 2024, or the 2024 AGM, or the expiration of the period by which the 2024 AGM is required by law to be held, whichever is earlier) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2023 AGM and shareholders will be asked to renew this authority at the 2024 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

Risks Related to Taxation

We may be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation, such as our company, will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” generally includes, among other items, dividends, interest and certain rents and royalties, and net gains from the sale or exchange of property that gives rise to such income. In addition, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon, among other things, the valuation of our assets and the composition of our income and assets, taking into account our proportionate share of the income and assets of other corporations in which we own, directly or indirectly, 25% or more (by value) of the stock, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for such year. In addition, because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may affect our PFIC status. Moreover, changes in the composition of our income or assets, taking into account our proportionate share of the income and assets of other corporations in which we own, directly or indirectly, 25% or more (by value) of the stock, may also affect our PFIC status.

Although we believe that we were not a PFIC for the taxable year ended December 31, 2023, we were likely treated as a PFIC for the taxable year ended December 31, 2022 and we may again be treated as a PFIC for U.S. federal income tax purposes for foreseeable future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, the U.S. federal income tax consequences to a U.S. Holder of the ownership, and disposition of our ordinary shares will depend on whether or not such U.S. Holder makes a “qualified electing fund” or “QEF” election (the “QEF Election”) or makes a mark-to-market election (the “Mark-to-Market Election”) with respect to our ordinary shares. Additionally, if we are treated as a PFIC for any taxable year during which a U.S. Holder holds an ordinary share, we would generally continue to be treated as a PFIC with respect to such U.S. Holder even if we cease to be treated as a PFIC for any subsequent taxable years. There is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We have not determined if we will provide U.S. Holders with the information necessary to make and maintain a QEF Election for any subsequent taxable year for which we are treated as a PFIC. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. Our tax treatment may also be impacted by tax policy initiatives and reforms such as the Base Erosion and Profit Shifting ("BEPS") Project (including "BEPS 2.0") of the OECD which was set up to combat tax avoidance by multinational enterprises using BEPS tools. In January 2019, the OECD announced further work in continuation of its BEPS project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as the Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. Such initiatives may include the taxation of operating income, investment income, dividends received or, in the specific context of withholding tax dividends paid. Many of these proposed measures require amendments to the domestic tax legislation of various jurisdictions. Many OECD countries and members of the inclusive framework on BEPS have acknowledged their intent to support the actions, including the need for a global minimum tax rate. Depending on the implementation of these measures, Kenon and its operating companies’ tax incentives may be affected, which outcome may have a negative effect on our financial position, liquidity and results of operations. Although the timing and methods of implementation may vary, many countries, including Singapore and Israel, have implemented, or are in the process of implementing, legislation or practices inspired by BEPS. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. These changes, when enacted, may increase our tax obligations. The foregoing tax changes and other possible future tax changes may have a material adverse impact on us, our business, financial condition, results of operations and cash flow.

Our shareholders may be subject to non-U.S. taxes and return filing requirements as a result of owning our ordinary shares.

There can be no assurance that our shareholders, solely as a result of owning our ordinary shares, will not be subject to certain taxes, including non-U.S. taxes, imposed by the various jurisdictions in which we and our businesses do business or own property now or in the future, even if our shareholders do not reside in any of these jurisdictions. Consequently, our shareholders may also be required to file tax returns in some or all of these jurisdictions. Further, our shareholders may also be subject to penalties for failure to comply with these requirements. It is the responsibility of each shareholder to file each of the U.S. federal, state and local, as well as non-U.S., tax returns that may be required of such shareholder.

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

We are a holding company initially established to promote the growth and development of our primary businesses. Through the implementation of the strategy we established in connection with our spin-off, we have realized significant value for our shareholders while our businesses and our holdings have substantially evolved.

We have made significant distributions to shareholders, totaling more than $2.4 billion in cash and listed securities, since our spin-off and initial listing in 2015 (including the dividend declared in March 2024). In 2015, we distributed substantially all of our interest in Tower. In addition, since 2018, we have distributed to shareholders total cash of approximately $2 billion, from the proceeds of the sale of the Inkia Business, proceeds from the sale of a portion of our interest in Qoros (including amounts repaid by Qoros in respect of shareholder loans), proceeds from the sale of a portion of our stake in ZIM, as well as from dividends received from ZIM. In March 2023, we announced a repurchase plan of up to $50 million to repurchase shares, and to date we have repurchased 1.1 million shares for approximately $28 million. In March 2024, we announced a further dividend of approximately $200 million.

We have also made significant investments in our businesses, including investments of approximately $200 million in OPC between October 2020 and July 2022, supporting its growth strategy, including OPC’s acquisition of CPV. In addition, we have monetized and distributed a substantial amount of our businesses, such as the sale of the Inkia Business in 2017, a significant portion of our previous holdings in Qoros, and the distribution of the Tower shares.

Our primary businesses today, OPC and ZIM, have each become public companies which have grown to substantial market capitalizations. OPC initially listed on TASE in August 2017 with a market capitalization of $350 million, which has grown to a market capitalization of approximately $1 billion as of March 21, 2024. The value of ZIM has also grown substantially, with Kenon realizing approximately $1 billion in dividends and over $500 million in share sale proceeds since 2021, and currently holding approximately 21% of ZIM.

Since our spin-off over nine years ago, our businesses and our holdings have substantially evolved and unlocked substantial shareholder value, with Kenon demonstrating a track record of achieving strong shareholder returns. We are considering various ways to further maximize value for our shareholders.

We believe that in the current market environment, there could be attractive investment opportunities to generate positive shareholder returns. As a company with a strong financial position, no material third-party debt and a history of successfully operating businesses, we believe we are well-positioned to take advantage of such opportunities, which may include investments or acquisitions in new businesses. We expect that such acquisitions or other investments, if any, would be in established industries, would be substantial and that we would be actively involved in the operations and promoting the growth and development of such businesses. In addition, we do not expect that any such acquisitions or other investments would be in start-up companies or focused on emerging markets.

In addition to new investments in new businesses, we have made significant investments and may make further investments in OPC, in which Kenon holds a 55% stake. OPC remains a growth business with projects under development and OPC’s strategy contemplates continued development of projects and potentially acquisitions in Israel, the U.S., and elsewhere. The U.S. market presents significant opportunities in areas such as renewable energy and carbon capture projects, particularly in light of the Inflation Reduction Act (the “IRA”), and OPC’s subsidiary CPV is actively pursuing these opportunities. OPC’s growth strategy could require significant equity investments at the OPC level, which may present opportunities for Kenon to participate in such capital raises.

We may fund any such acquisition or investments in new or existing businesses through cash on hand, sales of interests in other businesses or by raising new financing.

Kenon holds 20.7% of ZIM, as compared to 32% at the time of the Spin-off, and remains the largest shareholder in ZIM. ZIM has experienced significant value appreciation and paid substantial dividends under Kenon’s ownership. Kenon has sold a portion of its interest in ZIM in 2022 at attractive price levels while retaining a significant interest in ZIM, and Kenon continues to evaluate its interest in ZIM.

In addition, Kenon will continue to consider the return of capital to shareholders, based on market conditions, capital requirements, potential investment opportunities and other relevant considerations. In March 2024, Kenon declared a dividend of approximately $200 million. Including the dividend announced in March 2024 Kenon will have returned more than $2.4 billion in cash and listed securities to shareholders since the spin-off in 2015.

Our Businesses

Set forth below is a description of our businesses.

OPC

Information in this report on OPC is based on OPC’s annual report and financial statements and board of directors report for the year ended December 31, 2023.

OPC, which accounted for 100% of our revenues in the year ended December 31, 2023, is an owner, developer and operator of power generation facilities located in Israel and, since its acquisition of CPV, in the United States. OPC has the following three operating segments:

•
Israel.  OPC manages its activities through OPC Israel, in which OPC holds 80%, with the remaining 20% held by Veridis. OPC is engaged in generation and supply of electricity and energy to private customers and to Noga (the System Operator) and the development, construction and operation of power plants and energy generation facilities using natural gas and renewable energy in Israel.

•
Renewable Energy in the U.S. in which OPC (through its 70% interest in CPV Group) is engaged in the initiation, development, construction and operation of power plants using renewable energy in the United States (solar and wind) and supply of electricity from renewable sources to customers; and

•
Energy Transition in the U.S. in which OPC (through its 70% interest in CPV Group) is engaged mainly in the initiation, development, construction and operation of conventional energy power plants in the United States, which supply efficient and reliable electricity. All active power plants in this area of operation are held through associates (which are not consolidated in OPC’s or our financial statements).

Furthermore, OPC (through CPV) is engaged in additional business activities (U.S. Other) in the United States that are complementary to electricity generation activity of the CPV Group. These additional activities include initiation and development of projects for generation of electricity (highly-efficient power planning running on natural gas) integrating carbon capturing capabilities, under various development stages; the provision of assets and energy management services to power plants in the U.S., which it holds, and which are owned by third parties, and a retail operation to sell electricity from renewable sources to commercial and industrial customers which started in 2023 and which is designed to supplement the generation activities of electricity from renewable sources of CPV.

Operations Overview

The following tables set forth summary operational information regarding OPC’s main operations in Israel (held and operated through OPC Israel) and the United States (held and operated by CPV).

Israel

The following table sets forth summary operational information regarding OPC’s main operations in Israel (held and operated through OPC Israel):

Active Power Plants

Power plant/ energy generation facilities	Capacity(1) (MW)	Method of presentation in the OPC financial statements	Location	Type of project / technology	Year of commercial operation
OPC-Rotem	466	Consolidated	Mishor Rotem	Natural gas, combined cycle	2013
Tzomet(2)	396	Consolidated	Plugot Intersection	Natural gas, open-cycle	2023
OPC-Hadera(3)	144	Consolidated	Hadera	Natural–gas—cogeneration	2020
Kiryat Gat(4)	75	Consolidated	Kiryat Gat industrial park	Natural gas, combined cycle	2019
__________________________________________
(1)	As stipulated in the relevant generation license.

(2)	Reached COD on June 22, 2023.

(3)
Hadera holds the Hadera Energy Center (boilers and turbines located at the premises of Infinya), which serves as back-up for steam generated by the Hadera power plant. Since the end of 2020, the turbine at the Hadera Energy Center is not operating.

(4)	Purchased in 2023.

Virtual Supply–- OPC has virtual supply agreements of approximately 50 MW with customers.

The following table sets forth summary operational information for OPC’s operating plants in Israel as of and for the years ended December 31, 2022 and 2023:

	As of December 31, 2023			As of December 31, 2022
Entity	Installed Capacity (MW)	Net energy generated (GWh)(1)	Availability factor (%)(2)	Installed Capacity (MW)	Net energy generated (GWh)(1)	Availability factor (%)(2)
OPC-Rotem	466	3,514	93.4%	466	3,285	90.5%
Tzomet(3)	396	283	16.3%	—	—	—
OPC-Hadera	144	939	90.7%	144	800	73.6%
Kiryat Gat(4)	87	433	94.4%	—	—	—
OPC Total	1,081	4,085		610	4,495
__________________________________________
(1)	The net generation is the gross production capacity during the year, less energy consumed by the power plant for its own use.

(2)	The availability factor is the period during which the power plant was available for electricity generation, including scheduled and non-scheduled maintenance work.

(3)	The commercial operation date of Tzomet is June 2023. Tzomet is a peaker plant.

(4)	Since completion of the acquisition in March 2023.

PPAs

Except for Tzomet, OPC sells energy in Israel through PPAs. The weighted average remaining life of OPC’s PPAs based on firm capacity is approximately 8 years for OPC-Rotem and 9 years for OPC-Hadera (subject to the option for early termination or extension as set out in the agreement with each customer), including a 25-year PPA with Infinya. The Gat Partnership has PPAs with private customers with the weighted average remaining life of approximately 6 years, subject to early termination or extension arrangements. The IEC PPA (as defined below), which extends for a 20-year term from COD of OPC-Rotem, provides OPC-Rotem with the option to allocate and sell the generated electricity of the power station directly to private customers. OPC-Rotem has exercised this option and sells all of its energy and capacity directly to private customers (i.e., customers other than the IEC). OPC-Rotem, OPC-Hadera and Kiryat Gat Power Plant have approximately 85 private customers, with whom they entered into PPAs. Total revenue from electricity sales to private customers out of OPC's total revenue from electricity sales in the operating segment in Israel in 2023 was 88%, compared with 94% in 2022. This decline arises from the sale of capacity to the System Operator, and an increase in sales to the System Operator (mainly due to the commercial operation of Tzomet). For further information on the IEC PPA, see “Item 4.B Business Overview—Our Businesses—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—Israel—OPC-Rotem’s Regulatory Framework.”

Israel—Projects under Development and Construction

Power plants / energy generation facilities	Status	Location
Sorek 2	Under construction	On the premises of the Sorek B seawater desalination facility
Energy generation facilities on the consumers’ premises	Various stages of development/construction(3)	On consumers’ premises across Israel
Hadera 2	Preliminary development	Hadera, adjacent to the Hadera power plant
The Ramat Beka Solar Project	Preliminary development	Neot Hovav Local Industrial Council

United States

The following table sets forth summary operational information regarding OPC’s United States operations (active projects), through its 70% ownership of CPV:

Active Plants in Commercial Operation

Plant	Location	CPV Ownership Interest	Field/ technology	Installed Capacity (MW)	Year of commercial operation
Conventional Energy Projects
Fairview	Pennsylvania	25%	Conventional gas-fired, combined cycle	1,050	2019
Towantic	Connecticut	26%	Conventional gas-fired (dual fuel / two fuels), combined cycle	805	2018
Maryland	Maryland	25%	Conventional gas-fired, combined cycle	745	2017
Shore	New Jersey	37.53%	Conventional gas-fired, combined cycle	725	2016
Valley	New York	50%	Conventional gas-fired, dual-fuel, combined cycle	720	2018

Three Rivers	Illinois	10%(1)	Natural gas, combined cycle	1,258	2023
Renewable Energy Projects
Keenan II	Oklahoma	100%(2)	Wind	152	2010
Mountain Wind(3)	Maine	100%	Wind	82	Various between 2008 and 2017
CPV Maple Hill Solar LLC (“Maple Hill”)	Pennsylvania	100% (subject to the tax equity partner’s share) (4)	Solar	126 MWdc	Second half of 2023
__________________________________________
(1)
Three Rivers power plant commenced its operations in July 2023 (CPV holds a 10% interest in the power plant). The total construction costs of the project amounted to approximately NIS 4.8 billion (approximately $1.3 billion).

(2)	In April 2021, CPV acquired the remaining 30% interest in this project and, therefore, has 100% ownership interest.

(3)	Acquired in April 2023.

(4)
On May 12, 2023, the CPV Group entered into an agreement with a “tax equity partner” for an investment in the project. According to the agreement, the tax equity partner’s investment in the project is predicated on the achievement of defined milestones, with part (20%) due at the time of completion of the construction works, and the remainder (80%) due at the commercial operation date, which was achieved on December 1, 2023.  As all milestones were met the tax equity partner completed its $82 million investment on December 15, 2023.  The agreement allows the tax equity partner the option to sell its equity to CPV Group for a specified amount.

The table below sets forth an overview of the generation capacity of CPV’s plants in commercial operation for 2023 and 2022.

	2023			2022
	Net Electricity generation (GWh)(1)	Actual Generation(2) (%)	Actual Availability Percentage (%)	Net Electricity generation (GWh)(1)	Actual Generation (%)(3)	Actual Availability Percentage (%)(4)
Conventional Energy Projects
Fairview	7,213	81.1%	84.2%	7,607	85.6%	87.3%
Towantic	5,551	77.5%	91.2%	4,960	69.3%	83.5%
Maryland	4,162	64.5%	93.0%	3,779	69.8%	90.9%
Shore	4,000	63.3%	83.4%	4,422	69.8%	96.0%
Valley	4,392	72.3%	77.6%	4,831	80.0%	88.6%
Three Rivers	2,814	64.0%	74.8%	n/a	n/a	n/a

Renewable Energy Projects
Keenan II	271	20.4%	93.6%	286	21.5%	92.3%
Mountain Wind	140	22.0%	79.6%	—	—	—
Maple Hill	4.9	99.8%	6.6%	—	—	—
__________________________________________
(1)	The net electricity generation is the gross generation during the period less the electricity consumed for the self-use of the power plants.

(2)
The actual generation percentage is the electricity produced by the power plants relative to the maximum generation capacity during the year and is affected by unplanned outages or maintenance in the power plants which are conducted in regular time intervals. Major planned maintenance normally takes 30 to 40 days and reduces the power plants’ scope of production and capacity until maintenance is completed.

(3)
The actual generation percentage is the electricity produced by the power plants relative to the maximum amount of generation capacity during the period and is affected by ordinary course maintenance activities at the power plants which are scheduled at fixed intervals. Such maintenance activities typically last for approximately 30–50 days and reduce the power plants’ generation and availability until such maintenance has been completed. The variances regarding the availability of the production and capacity for the Fairview, Shore and Valley in 2023 compared with 2022 was mainly due to major maintenance outages taken in 2023. CPV Group's projects may be under planned and unplanned maintenance from time to time, including as occurred in 2023. In 2024, no major planned maintenances are expected in projects (aside from immaterial planned tests).  In 2023, Fairview, Shore, and Valley underwent material planned maintenance.

Maryland is expected to complete testing during 2024 and commencing commercial sales and revenue collection from PJM.

(4)
The availability of Fairview’s & Valley’s production and capacity compared with 2022 was mainly affected by planned hot gas path inspections.  In addition, in the fourth quarter of 2023, planned maintenance work was performed in the Fairview power plant, which led to variances regarding the availability of its production and capacity. Shore performed its planned major inspection. Keenan experienced curtailments in generation.

Projects under Construction

The table below sets forth an overview of CPV’s projects under construction.

Project	Location	Type of project/ technology	Planned Capacity (MW)	Year of construction start	Projected date of commercial operation	Expected construction cost for 100% of the project
CPV Stagecoach Solar, LLC (“Stagecoach”)(1)	Georgia	Solar	102 MWdc	Q2 2022	First half 2024	Approximately $112 million
CPV Backbone Solar, LLC (“Backbone”)(2)	Maryland	Solar	179 MWdc	June 2023	Second half of 2025	Approximately $304 million
__________________________________________
(1)
The Stagecoach project entered into a PPA with a utility company for the supply of all the electricity to be produced for a period of up to 30 years from the project’s commercial operation date, at market prices, sale to a global company of 100% of the  project’s Solar Renewable Energy Credits (RECs), as well as a hedge covering the entire electricity price of the quantity that shall be produced and sold to the utility company, at a fixed price, for a period of 20 years from the date of commercial operation of the project.

(2)
The Backbone project has signed a connection agreement and electricity supply agreement with the global e–commerce company for a period of 10 years from the start of the commercial operation, for supply of 90% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates (“SREC”), which is valid up to 2035. The balance of the project’s  capacity (10%) will be used for supply to customers, retail supply of electricity of the CPV Group or for sale in the market.

The power plants in which CPV has an interest generally sell their output on the spot market. CPV has in place hedging arrangements as discussed below.

OPC’s Strategy

OPC’s vision is to continue establishing its position as a leading high-quality independent power producer (IPP) including in matters pertaining to ESG. Within this framework, OPC:

•          Operates within a hybrid model that efficiently utilizes natural gas and renewable energies in order to secure optimal and reliable supply of electricity, while promoting a green and clean energy future. OPC promotes the energy transition (power generation that will transition to low carbon emission energy production) through a set of energy generation solutions, both through efficient, continuous, reliable conventional means (natural gas) and through renewable sources (solar, wind and storage), based on professional standards, transparency, reliability, operational and organizational excellence, technological innovation and environmental commitment, in partnership with, and with a commitment to the changing needs of, all stakeholders, specifically customers, employees, communities, investors and creditors.

•          Is active throughout the value chain in the field of energy, from the initiation, development and construction stages of projects, to the operational stage to the supply stage, while working to achieve optimal utilization; and

•          Works to expand its activity and enhance its position by further promotion of projects in the field of energy in Israel and the United States. OPC is working to continue initiating, developing and operating projects to generate electricity using a range of leading technologies that support energy transition, specifically renewable energies and natural gas projects with carbon capture, and enhancing the inherent synergy of the energy generation and supply activities.

OPC’s vision is based on an assumption that private electricity market in general, and in Israel and in the United States in particular, will continue to expand in the future, to support the increasing demand for electricity (including as a result of GDP growth rates, demand for EVs and government policies of transitioning to low-carbon economy that encourages electrification), alongside a gradual change in the type of energy production (mainly decommissioning of coal-fired power plants).

In order to implement this vision, OPC is focused in achieving competitive advantages in (i) the initiation, development and construction of facilities for generation of electricity and energy (including at the customers’ sites) using a range of technologies—including conventional technologies and renewable sources; (ii) operation and maintenance of its power plants and those of third parties as the asset manager in relation to OPC’s US operations; (iii) optimization and synergy in the management of energy sales to customers, through a range of means of generation and ancillary arrangements, and in the acquisition of natural gas, while engaging in a range of contracts in order to ensure continuity of supply at a competitive price; and (iv) ESG measures.

OPC objectives include (i) increasing its electricity generation capacity in Israel and the United States and expanding OPC’s customer base and types of customers; (ii) initiating, developing and constructing projects with energy generation facilities using renewable technologies and energy storage facilities that are adapted, among other things, to the needs of customers and the market and (iii) developing further it ESG strategy.

In addition to expansion of its renewable energy activity, OPC continues to pursue innovative and efficient conventional means (natural gas) of energy production, and in the United States while incorporating carbon capture. Such projects, using these technologies, are essential to the promotion of the transition to clean, low-emission energy, and are necessary for a reliable and efficient electricity supply.

From time to time, OPC may explore possibilities for expanding its activities in the electricity and energy generation and supply segment, including by constructing and/or acquiring active power plants (using renewable energy and storage); whether they are under construction, or under development, including in additional territories around the world, and project development for such projects that are found suitable and are consistent with OPC’s business plans, as applicable from time to time.

OPC’s Description of Operations

Israel

OPC’s operations in Israel include power generation plants that operate on natural gas and diesel. As of December 31, 2023, OPC’s installed capacity of its active plants was approximately 1,081 MW. OPC’s operations in Israel consist of four power plants in operation: OPC-Rotem, Tzomet, OPC-Hadera, and Kiryat Gat.

OPC’s activity in Israel is conducted through OPC’s subsidiary, OPC Israel, in which OPC has an 80% and Veridis owns the remaining 20%. OPC Israel owns and operates all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel, including a 100% interest in four active power plants, OPC-Rotem, OPC-Hadera, Tzomet and Kiryat Gat, and Sorek 2 (which is currently under construction), a 51% interest in Gnrgy (an eMobility original equipment manufacturer and EV charge point operator), as well other operations in Israel including energy generation facilities on consumers’ premises and virtual electricity supply activities.

Set forth below is an overview of OPC’s holdings structure in Israel as of March 21, 2024:

OPC's Operations in Israel

OPC
80%
OPC Israel
Additional immaterial private companies
Virtual supply activity
100%
Hadera 2
100%
OPC Power Plants
100%
OPC Natural Gas Ltd.
1% General Partner
99%
Limited Partner
OPC Natural Gas Limited Partnership
51%
Gnergy Ltd.
Development of solar project in Ramat Beka
100%
Generation facilities on consumers' premises
100%
Sorek 2
100%
Tzomet
100%
OPC-Hadera
100%
OPC-Rotem
100%
Kiryat Gat

Active Power Plants

OPC-Rotem

OPC’s first power plant, OPC-Rotem, a combined cycle power plant with an installed capacity of 466 MW (based on OPC-Rotem’s generation license), commenced commercial operations in Mishor Rotem, Israel in July 2013. The power plant utilizes natural gas, with diesel oil and crude oil as backups. The OPC-Rotem plant was constructed for an aggregate cost of approximately $508 million.

Below are the key elements of OPC-Rotem business operations:

Sales of Electricity

OPC-Rotem has a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the IEC PPA (which was assigned by the IEC to the System Operator). The term of the IEC PPA is for 20 years after the power station’s COD (which was in 2013). According to the agreement, OPC-Rotem is entitled to operate in one of the following two ways (or a combination of both, subject to certain restrictions set in the agreement): (i) provide the entire net available capacity of its power station to the IEC or (ii) carve out energy and capacity for direct sales to private consumers. OPC-Rotem has allocated the entire capacity of the plant to private consumers since COD. As of December 31, 2023, OPC-Rotem supplies energy to dozens of private customers according to PPAs. OPC manages sales of electricity from the OPC-Rotem power plant in a manner that is intended to permit flexibility in the sale of electricity to its customers (for example, by means of suspending from time to time the sale of the electricity). OPC-Rotem has the option to sell the electricity to Noga in accordance with a PPA with the IEC. Under the IEC PPA, OPC-Rotem can also elect to revert back to supplying to the IEC instead of private customers, subject to twelve months’ advance notice.

Gas Supply Agreements

The power plants owned by OPC in Israel use natural gas as their primary fuel, with diesel fuel and fuel oil as backup. OPC-Rotem purchases natural gas from Tamar Group and Energean as described below.

OPC-Rotem purchases natural gas from the Tamar Group pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which OPC-Rotem consumes the entire contractual capacity. The EA’s generation component tariff is the base for the natural gas price linkage formula in the agreement between OPC-Rotem and the Tamar Group. The agreement includes a requirement to purchase minimum quantities (‘take or pay’) from Tamar Group. Commencing in March 2020, OPC-Rotem was required to purchase minimum amounts of gas pursuant to the agreement (referred to as the "take or pay obligation"). The agreement has been amended several times in the past several years and in 2022, OPC-Rotem exercised an option to reduce some of the quantities purchased under the Tamar agreement in connection with the gas supply agreement with Energean, as a result of which the quantity and purchase cost of natural gas from the Tamar Group has declined materially.

In December 2017, OPC-Rotem signed an agreement for the purchase of natural gas with Energean (the “OPC-Rotem Energean Agreement”). Pursuant to this agreement, OPC-Rotem has agreed to purchase from Energean 5.3 billion m3 of natural gas over a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, the agreement between OPC-Rotem and Energean was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened to ten years (and shorter if the total contractual quantity is supplied earlier). In August 2022, OPC-Rotem notified Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the OPC-Rotem Energean Agreement, which increases the take or pay commitment under the agreements. In March 2023, Energean notified OPC-Rotem of the completion of the commissioning and commencement of commercial operation of gas supply.

In January 2023, Energean announced that the commissioning process is expected to be completed in February 2023. Energean informed OPC-Rotem of the completion of the commissioning process for the purposes of the OPC-Rotem agreement on March 25, 2023. Commercial operation of the Karish Reservoir began on March 26, 2023 and since that time OPC-Rotem has reduced purchases of quantities under the Tamar Agreements, and started acquiring a substantial portion of the gas also from Energean, and thereby reducing its gas acquisition costs. OPC is currently in touch with Energean in connection with its notices to OPC-Rotem.

Since the beginning of the War in Israel and up to November 12, 2023, supply of the natural gas from the Tamar reservoir was suspended. There was no change in the activities of the Karish reservoir of Energean as a result of the War. During the suspension period of the Tamar reservoir, OPC acquired natural gas mainly from Energean as well as under short‑term agreements and through transactions in the secondary market, such that there has been no significant change in OPC’s natural gas costs compared with the situation existing prior to the start of the War. A shortage or interruption in the supply of natural gas from the Karish reservoir (without compensatory agreements) could have a significant negative impact on OPC’s natural gas costs.

Maintenance

In December 2023, OPC-Rotem entered into a new maintenance agreement with Mitsubishi Power Europe Ltd. and a company operating on its behalf that will serve as a local contractor (together “Mitsubishi”) for a total estimated cost of approximately EUR 67 million to be paid over the term of the agreement, in accordance with a payment schedule set forth in the agreement (the “New Rotem Maintenance Agreement”). The New Rotem Maintenance Agreement is expected to replace OPC-Rotem’s existing maintenance agreement with Mitsubishi Heavy Industries Ltd. which is expected to expire in October 2025. The term of the New Rotem Maintenance Agreement is 12 years from the end of the term of the existing OPC-Rotem maintenance agreement, or the completion of the required maintenance work, and no later than 20 years from the end of the term of the existing OPC-Rotem maintenance agreement. As part of the New Rotem Maintenance Agreement, Mitsubishi provides to OPC-Rotem an undertaking to maintain a certain level of availability of the components relevant to the power plant and other parameters related to the performance of the relevant components in the power plant (including an undertaking regarding emissions). In addition, Mitsubishi provided OPC-Rotem a warranty in connection with some of the maintained components. As part of the New Rotem Maintenance Agreement, the timetable for maintenance work for the power plant was extended such that maintenance work will be executed in the power plant every 25,000 working hours (approximately three years). Alongside the signing of the New Rotem Maintenance Agreement, OPC-Rotem has undertaken to purchase new equipment for the power plant at the total cost of approximately EUR 8 million. OPC’s existing long-term service agreement with Mitsubishi includes timetables for performance of the maintenance work, including “major overhaul” maintenance, which is to be performed every six years. Regular maintenance work is scheduled to be completed approximately every two years. In accordance with the New Rotem Maintenance Agreement, the timetable for the execution of scheduled maintenance works in the power plant is approximately every three years. No planned material maintenance work took place in OPC-Rotem in 2023, although the power plant was shut down due to non-scheduled maintenance work for immaterial periods. The next regular maintenance work that is scheduled to take place in 2024 (spring), during which the plant’s operations are expected to be suspended for approximately 15 days. This schedule could change as a result of various factors including, among others, the scope of operation of the power plant, security developments in Israel, infrastructure constraints or rescheduled works with the maintenance contractor which could adversely affect the operations of OPC-Rotem and the OPC group.

Tzomet

Tzomet owns a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. The Tzomet plant is a “peaking” facility and all capacity will be sold to the IEC. OPC Israel owns 100% of the shares of Tzomet. The Tzomet plant’s total construction cost amounted to approximately NIS 1.4 billion (approximately $386 million) (excluding NIS 200 million in connection with the tax assessment relating to the land).

The Tzomet plant reached COD on June 22, 2023 and the EA has granted a permanent electricity generation license to Tzomet for a period of 20 years.  The completion of the construction of the Tzomet power plant was initially scheduled for January 2023, but was delayed by the construction contractor as a result of COVID 19 and delays in the global supply chains of components and equipment required for the project.

Below are key elements of Tzomet business operations:

Sales of Electricity

As opposed to generation facilities with an integrated cycle that operate during most of the hours in the year, the Tzomet plant is an open-cycle power plant (peaker plant). Peaker plants are generally planned to operate for a short number of hours during the day, where there is a gap in the demand and supply of electricity, e.g., at peak demand times. They act as backup plants whose purpose is to provide availability in times of peak demand, such as when other generation facilities break down, or as supplements when solar energy is unavailable. Therefore, as opposed to OPC-Rotem and OPC-Hadera, which enter into PPAs to sell power to private customers, Tzomet sells all of its energy and capacity from its facilities to Noga (acting as a peaker plant) in accordance with the power purchase agreement based on an approved Tzomet tariff.

In January 2020, Tzomet entered into a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA. The term of the Tzomet PPA is for 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (i) Tzomet will sell energy and capacity to the IEC and the IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services, (ii) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which require compliance with criteria set out in relevant regulation, (iii) the plant will be operated pursuant to the System Operator’s directives  and (iv) Tzomet will be required to comply with certain availability requirements set out in its license and relevant regulation, and pay penalties for any non-compliance. Tzomet plant’s entire capacity is allocated to the System Operator pursuant to the terms of the Tzomet PPA. Under the establishment of the System Operator as part of the IEC Reform, in October 2020, Tzomet received notice that its PPA with the IEC has been re-assigned to Noga.

Gas Supply Agreement

In December 2019, Tzomet entered into an agreement with INGL for the transmission of natural gas to the Tzomet power plant. The agreement period is 15 years from piping of first gas (which started in December 2022), including a 5-year extension option, subject to advance notice, under terms and conditions that are customary in gas transmission agreements signed by INGL at that time. The agreement is subject to cancellation under certain conditions.

Under the agreement, partial connection fees were defined in respect of the connection planning and procurement. In addition, OPC has provided a corporate guarantee in connection with Tzomet’s obligations under the agreement.

Maintenance Agreement

In December 2019, Tzomet entered into a long-term maintenance agreement with PW Power Systems LLC (“PW”). The cost of the Tzomet maintenance agreement is part of the total estimated consideration of the agreement with the power plant’s construction contractor, of approximately $300 million. The consideration in respect of the maintenance work may increase in line with the maintenance work that will actually be required. Pursuant to the agreement, PW will provide maintenance work on the Tzomet plant generators, turbines, and additional equipment for a period of 20-years commencing on the date of commercial operation of the Tzomet plant. Since Tzomet’s COD and through the end of 2023, a number of maintenance works took place in the power plant, each of which was immaterial in scope.

Tariff Arrangements

Pursuant to the generation license, Tzomet is entitled to receive an availability tariff from the System Operator of between 5.7 and 6.5 agorot per kilowatt hour, subject to the number of ignitions. In addition, Tzomet is entitled to an electricity and gas tariff based on the generation and purchase cost and pursuant to the terms of the generation license and relevant EA regulation.

OPC-Hadera

OPC-Hadera operates a cogeneration power station in Israel, with capacity of approximately 144 MW. The cogeneration power plant reached its COD on July 1, 2020. OPC-Hadera holds a permanent license for generation of electricity using cogeneration technology and a supply license. The generation license has been granted by the EA for a period of 20 years which may be extended by an additional 10 years. OPC-Hadera also holds the supply license which is in effect for as long as OPC-Hadera holds a valid generation license. OPC-Hadera owns the Hadera Energy Center, which consists of boilers and a steam turbine.  The Hadera Energy Center currently serves as back-up for the OPC-Hadera power plant’s supply of steam and its turbine is not currently operating and is not expected to operate with generation of more than 16MW.  OPC Israel owns 100% of OPC-Hadera. The total consideration under the EPC contract for the project was approximately $185 million. OPC-Hadera power plant is “two‑fuels” generator of electricity (capable of using both natural gas and diesel oil, in its operations, subject to the required adjustments).

OPC-Hadera leases from Infinya the land on which the power generation plant is located for a period of 24 years and 11 months from December 2018.

Below are the key elements of OPC-Hadera business operations:

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

On July 1, 2020, the commercial operation date of the Hadera power plant commenced after a delay in the completion of construction as a result of, among other things, components replaced or repaired. Payments under the insurance policies and/or compensation from the construction contractor were not received (except for amounts unilaterally offset by OPC against payments to the construction contractor in respect of the delay in operation, and non-compliance with the power plant’s performance). OPC-Hadera had filed an arbitration proceeding against the contractor. In December 2023, OPC-Hadera signed a settlement agreement the construction contractor, which provides for a settlement of the parties' claims and termination of related arbitration proceedings, and compensation payable by the construction contractor to OPC-Hadera of approximately $21 million. The net compensation payable to OPC-Hadera is approximately $7 million after offset of amounts payable by OPC-Hadera to the construction contractor.

Sales of Electricity and Steam

OPC-Hadera’s power plant supplies the electricity and steam needs of Infinya’s facility and provides electricity to private customers in Israel. It also sells electricity to the IEC. The power plant operates using natural gas as its energy source, and diesel oil and crude oil as backups. In order to benefit from the fixed arrangements for cogeneration electricity producers, each generation unit in a power plant must meet the minimum energy utilization conditions set forth in the Cogeneration Regulations, and if it does not meet them, other less favorable tariff arrangements will apply. OPC-Hadera is entitled, if it complies with the terms and conditions of the regulations arrangements, to sell to the System Operator up to 50% of the electrical energy generated during on-peak and mid-peak hours, based on an annual calculation, and up to 35 MW during off-peak hours based on an annual calculation, for a period of up to 18 years from the permanent license issue date, and at a tariff, the formula for calculation of which is fixed in advance and includes linkage mechanisms for the various parameters, including OPC-Hadera’s gas price (including taxes, the CPI and the exchange rate of the USD). Following the demand hours clusters revision resolution, which updated the demand hours clusters, the mid-peak demand hour cluster was canceled, and the off-peak hours were expanded in a way that might reduce the System Operator’s purchase obligation from OPC-Hadera. The annual tariff is set according to the actual amount of electricity provided during on-peak and off-peak hours. Notwithstanding the foregoing, the EA decided not to make changes regarding producers that use gas to generate electricity.

OPC-Hadera has entered into a PPA with Infinya for supply of all of Infinya’s electricity and steam needs for a period of 25 years starting in July 2020. The agreement provides a minimum quantity of steam to be purchased by Infinya (take or pay), which will be subject to adjustment. The tariff paid by Infinya for the electricity purchased by it for the agreement term is based on the DSM Tariff, with a discount on the generation component, plus a fixed payment in respect of the size of the connection.

In addition to this agreement, OPC-Hadera has entered into PPAs with additional private customers. These agreements are essentially similar to OPC-Rotem’s PPAs and include early termination and/or extension provisions (as the case may be).

Gas Supply Agreements

In 2012, Infinya entered into an agreement with the Tamar Group for the supply of natural gas, which has been assigned to OPC-Hadera. This gas supply agreement expires upon the earlier of April 2028 or the date on which OPC-Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas shall be supplied on a firm basis, and includes a take or pay obligation, by OPC-Hadera. In June 2022, OPC-Hadera exercised an option to reduce the quantities by approximately 50%, with effect from March 2023.

In September 2016, OPC-Hadera entered into another gas supply agreement with the Tamar Group. OPC-Hadera exercised an early termination right in June 2022 and this supply agreement terminated in June 30, 2023.

In December 2017, OPC-Hadera signed an agreement for the purchase of natural gas from Energean (the “OPC-Hadera Energean Agreement” and, together with the OPC-Rotem Energean Agreement, the “Energean Agreements”). Pursuant to this agreement, OPC-Hadera has agreed to purchase from Energean 3.7 billion m3 of natural gas for a period of fifteen years (subject to adjustments based on their actual consumption of natural gas) or until the date of consumption of the full contractual quantity, commencing at the commercial operation date of the Energean natural gas reservoir. In 2019, this agreement was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened to ten years (unless the total contractual quantity is supplied earlier). In August 2022, OPC-Hadera informed Energean of an increase of the contractual gas quantity under the original terms and conditions of the OPC-Hadera Energean Agreement, which increases the take or pay commitment under the agreements.

Energean informed OPC-Hadera of the completion of the commissioning process for the purposes of the OPC-Hadera gas supply agreement on February 28, 2023. Commercial operation of the Karish Reservoir began in March 2023, and since that time OPC-Hadera has reduced purchases of quantities under the Tamar Agreement, and started acquiring a substantial portion of the gas from Energean, and thereby reducing its gas acquisition costs.

Since the beginning of the War in Israel and up to November 12, 2023, supply of the natural gas from the Tamar reservoir was suspended. There was no change in the activities of the Karish reservoir that belongs to Energean as a result of the War. During the suspension period of the Tamar reservoir, OPC has acquired natural gas mainly from Energean as well as under short‑term agreements and by means of transactions in the secondary market, where in this period there has been no significant change in OPC’s natural gas costs compared with the situation existing prior to the start of the War. A shortage or interruption in the supply of natural gas from the Karish reservoir (without compensatory agreements) could have a significant negative impact on OPC’s natural gas costs.

Maintenance Agreement

In June 2016, OPC-Hadera entered into a maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC-Hadera plant for a period commencing on the date of commercial operation until the earlier of: (i) the date on which all of the covered units (as defined in the service agreement) have reached the end-date of their performance and (ii) 25 years from the date of signing the service agreement. The service agreement contains a guarantee of reliability and other obligations concerning the performance of the OPC-Hadera plant and indemnification to OPC-Hadera in the event of failure to meet the performance obligations. OPC-Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period. In 2023, planned and unplanned maintenance work was conducted in the power plant’s gas turbine over an aggregate period of approximately 40 days. During that maintenance work, the power plant continued to operate on a partial basis. In 2023, the performance and capacity of the power plant improved compared to 2022. Certain planned maintenance work is expected to take place in 2024 in one of the gas turbines and in the steam turbine, which will take approximately 35 days in total.

Kiryat Gat Power Plant

Kiryat Gat operates a combined cycle power station powered by conventional energy, with installed capacity of approximately 75 MW. The power plant began operations in November 2019, upon receiving generation and supply licenses awarded by the EA. The plant is located in Kiryat Gat area.

The Kiryat Gat Power Plant was acquired by OPC in March 2023, through a subsidiary for consideration of approximately NIS 870 million (approximately $242 million) (after working capital adjustments). The consideration was used to repay an approximately NIS 303 million (approximately $84 million) shareholder loan that was provided to the Gat Partnership by Dor Alon (for the purpose of early repayment of the former senior debt of the Kiryat Gat Power Plant, and the remaining balance of approximately NIS 567 million (approximately $158 million) was used to acquire all the rights in the Gat Partnership (out of the remaining balance, approximately NIS 300 million (approximately $83 million) was paid in December 2023 as a deferred consideration, subject to immaterial adjustments to consideration).

Below are the key elements of Kiryat Gat business operations:

Sales of Electricity

The Kiryat Gat has PPAs with private customers, including kibbutzim and academic institutions, and the remaining weighted average duration of those agreements is approximately 6 years, subject to early termination or extension arrangements set out in the agreements. Following completion of the transfer of the rights in the power plant to OPC, electricity supply agreements with most of the Gat Partnership’s customers were amended to extend electricity supply period.

In October 2016, the Kiryat Gat Power Plant and the IEC entered into an agreement for the purchase of capacity and energy and the provision of utility services (the “Gat PPA”). As part of the IEC Reform, the IEC’s obligations under an agreement with the IEC were assigned to Noga, as from December 2021, except with regard to certain provisions and obligations that concern the connection of the power plant to the grid and arrangements pertaining to measurement and metering, which will continue to apply between the IEC and the Kiryat Gat Power Plant. Pursuant to the Gat PPA, the Kiryat Gat Power Plant undertook to sell to the IEC energy and ancillary services, and the IEC undertook to sell to Kiryat Gat the utility services and power system operating services, including backup services, in accordance with the agreement, the law and regulations. The agreement remains in effect until the end of the period in which Kiryat Gat is permitted to sell electricity to private consumers as set forth in the supply license regarding the utility and system management services, and up to the end of the period in which the Kiryat Gat Power Plant may sell energy to the System Operator, as set forth in the generation license regarding the purchase of energy and the ancillary services, and in accordance with the Cogeneration Regulations’ provisions regarding the purchase of capacity and energy in the period during which the production unit does not meet the cogeneration terms and conditions. The agreement also includes provisions governing the connection of the power plant to the electrical grid, as well as provisions covering the design, construction, operation and maintenance of the Kiryat Gat Power Plant. In addition, Kiryat Gat undertook to meet the capacity and reliability requirements provided in its license and law and regulations, and to pay for any failure to comply with them.

Gas Supply Agreement

Kiryat Gat is party to a natural gas supply agreement with the Tamar, which sets forth conditions for the purchase of a minimum quantity of gas and other arrangements. The agreement includes additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, force majeure, limitation of liability, early termination provisions under certain cases subject to conditions, assignments and a dispute resolution mechanism. In accordance with the relevant regulation, the Tamar may demand, based upon certain financial data or rating, guarantees according to the number of gas consumption days, in accordance with the contractual quantity set forth in the agreement. The agreement includes provisions regarding restrictions on secondary gas sale by the partnership to third parties.

Operating and maintenance agreement

On January 29, 2017, the Gat Partnership and Siemens Israel Ltd. (“Siemens”) entered into an operating and maintenance agreement in connection with the Kiryat Gat Power Plant (the “Gat Operating and Maintenance Agreement”). As part of the agreement, Siemens undertook to provide all operation and maintenance services to the Kiryat Gat Power Plant, at an estimated total cost of approximately NIS 207 million (approximately $57 million), which is paid over the term of the agreement, in accordance with a formula set in the agreement. The term of Kiryat Gat’s operating and maintenance agreement is 20 years or 170 thousand operating hours from the commercial operation date, whichever is earlier, subject to early termination provisions in the agreement.

After the commercial operation of the power plant, a dispute has arisen between the parties regarding the Gat Partnership’s right to receive a discount on the quarterly payment to Siemens, in accordance with the provisions of the Gat Operating and Maintenance Agreement. Kiryat Gat’s position is that a discount should apply to the payment, and Siemens disputes this position. The power plant qualifies for a discount application if it works on a partial operation regime solely for the production and sale of electricity. Siemens claims that the power plant switched to a full cogeneration regime and therefore does not qualify for a discount. The parties commenced an arbitration proceeding which is ongoing and there is no certainty that the decision would be favorable for Kiryat Gat. If it is ruled that Kiryat Gat is not entitled to a discount, it will be required to pay the difference in the payment amounts for previous periods in respect of maintenance and operation services provided to the power plant, and increase the payment amounts under the agreement going forward, i.e., without applying the discount.

Following acquisition in March 2023, the power plant’s activity was shut down due to non-scheduled maintenance work for a period which was immaterial to OPC group. The Kiryat Gat Power Plant is powered solely by natural gas.

Tariff arrangement

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

Kiryat Gat operates under a tariff arrangement of a defined capacity and energy transaction for a facility that does not meet cogeneration conditions by virtue of EA resolutions. In accordance with the provisions of the Cogeneration Regulations, the EA set an arrangement for electricity producers which no longer meet the conditions required for a cogeneration facility. Such an arrangement (“a hedged availability transaction”) applies to the Kiryat Gat Power Plant. The power plant has a tariff approval awarded by the EA, which defines the capacity tariffs, to which the Kiryat Gat Power Plant is entitled from the System Operator. The capacity payment is capped.

Intra-Group Agreements

In March 2023, Intra-Group Agreements were signed between the Gat Partnership and certain OPC companies, in connection with the Kiryat Gat Power Plant’s current commercial activity (which include certain arrangements in relation to the Kiryat Gat financing agreement), including an agreement for the sale of the electricity the Kiryat Gat power plant will generate to the end consumers (through the sale of energy and capacity to a supplier), and including appropriate arrangements, according to the Financing Agreement), and regarding the purchase of natural gas by the Kiryat Gat power plant required for its operations from OPC companies, through OPC Natural Gas (which purchases natural gas from the OPC group companies’ existing gas agreements). Furthermore, OPC power plants entered into agreement with the Gat Partnership pursuant to which it committed to pay the Gat Partnership for production, energy, and capacity, under certain circumstances, as set forth in this agreement.

Gnrgy

Gnrgy (which is held via OPC Israel) was established in Israel in 2008 and operates in the field of charging electric vehicles (e-mobility) and the installation of charging stations for electric vehicles. OPC Israel owns 51% of Gnrgy. Gnrgy’s founder retains the remaining equity interest in Gnrgy and is party to a shareholders’ agreement with OPC, which among other things gives OPC an option to acquire a 100% interest in Gnrgy.  In January 2024, OPC Israel entered into a separation agreement with the minority shareholder in Gnrgy, for further details about the agreement see, “Item 5 Operational Review and Prospects—Recent Developments—OPC.”

In July 2021, the EA granted virtual supply license to Gnrgy. The installation and operation of electric vehicle charging stations is not subject to obtaining a supply license pursuant to the Electricity Sector Law, Gnrgy therefore requested to cancel its license and the bank guarantee that was provided to the EA.

Projects Under Development and Construction in Israel

Overview

The following table sets forth summary operational information regarding OPC’s projects under development and construction in Israel.

Israel—Projects under Development and Construction (advanced)

Power plants / energy generation facilities	Status	Capacity (MW)(1)	Location	Technology	Expected commercial operation date	Main customer/ consumer	Total expected construction cost (in NIS million)
Sorek 2	Under construction	Approx, 87	On the premises of the Sorek B seawater desalination facility	Natural gas—Cogeneration	Second half of 2024(2)	Onsite consumers and the System Operator	200
Energy generation facilities on the consumers’ premises	Various stages of development/construction(3)
The cumulative amount of the agreements is about approximately 127 MW. Construction works in respect of approximately 20 MW have been completed but commercial operations has not yet began, except for immaterial part of the projects in the operation stage; Approximately 25MW are under construction. The remaining capacity of (83MW) is under various development stages. (4)
			On the premises of consumers throughout Israel	Natural gas, renewable energy (solar) and storage	Gradually from the second half of 2023 and through the end of 2025,	Yard consumers and the System Operator.	An average of about 4 per MW (a total of about 480)
__________________________________________
(1)	As stipulated in the relevant generation license.

(2)
Currently, certain actions and conditions associated with the construction and operation of the project have not been completed. Sorek 2 is taking measures to obtain adequate extensions. In addition, in the fourth quarter of 2023, the construction contractor of the Sorek 2 project delivered a force majeure notification due to outbreak of the War and Sorek 2 project delivered on its behalf a force majeure notification to the initiator of the desalination facility. The EA extended project completion dates due to the defense (security) such that an extension of two months was allowed for date of the financial closing.  OPC is currently assessing the impact of such notification on the timeframe for the construction of the project. Completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that do not yet exist, including receipt of permits and reaching a financial closing. Ultimately, the date expected for completion of the construction and commencement of the operation could be delayed as a result of, among other things, a delay in completion of the construction work (including construction of the desalination facility), delays in receipt of the required permits, disruptions in arrival of equipment, force majeure events, the occurrence of risk factors to which OPC is exposed, including delays relating to the war or its consequences. Such delays could impact the project’s costs and could also trigger and increase in costs (beyond the expected cost indicated above) and/or could constitute non compliance with liabilities to third parties.

(3)
The construction of several projects was completed and they are in different stages of testing and connection to the grid. The remaining projects are in various development stages with certain preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises (or any of them) had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, permits, connection to infrastructures and construction. Due to the War, OPC delivered a force majeure notification to customers. The War and its impacts could have an adverse impact on the compliance with the expected dates for the commercial operation and the expected costs of the projects.

(4)	Each facility with a capacity of up to 16 megawatts.

Projects under development in Israel

Power plant/ energy generation facilities	Status	Location	Technology	Additional details
The Ramat Beka Solar Project	Advanced Development	Neot Hovav Local Industrial Council	Photovoltaic in combination with storage
In May 2023, OPC won the tender issued by ILA for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities with a capacity about 245 MW with integration of storage of about 1,375 MWh in relation to three compounds in the Neot Hovav Industrial Regional Council. On February 5, 2024, the government authorized OPC to prepare on its behalf national infrastructure plans for photovoltaic electricity generation projects and to submit them to the National Committee for Planning and Building of National Infrastructures. The estimated construction cost of the project is in the range of NIS 1.93 to NIS 2.0 billion (approximately $532 million to $551 million).

Hadera 2	Initial development	Hadera, adjacent to the Hadera power plant	Conventional with storage capability
On December 27, 2021, the National Infrastructure Committee submitted National Infrastructure Plan (“NIP”) 20B for government approval under Section 76C (9) of the Planning and Building Law, 1965. In December 2022, a renewable option agreement was signed with Infinya Ltd., which awards Hadera 2 an annual option, which may be renewed for a period of up to 5 years, during which it will be allowed to lease the land adjacent to the Hadera Power plant for the project. On May 28, 2023, the  Israeli government did not approve NIP 20B and returned it to the National Committee for Planning and Building of National Infrastructures for further discussion. Following this, OPC submitted a petition on behalf of Hadera 2 in respect of the government decision, which was summarily dismissed on July 19, 2023 on the grounds of failure to exhaust proceedings. OPC continues to promote NIP 20B and awaits recommencement of the above discussions.

Intel Israel facilities	Initial development	Kiryat Gat	Conventional
On March 3, 2024, OPC Power Plants signed a non-binding memorandum of understanding with Intel Electronics (“Intel”), an OPC existing customer, pursuant to which OPC Israel will construct and operate a power plant, which will supply electricity to Intel’s facilities, including expansion of the facilities currently being constructed, for a period of 20 years from the operation date.

Description of Projects Under Development and Construction

Construction of energy generation facilities on the premises of consumer

OPC has entered into agreements with several consumers for the installation and operation of generation facilities on the premises of consumers using gas-powered electricity generation installation, photovoltaic (solar) installations and setting up electricity storage installations for capacity of approximately 127 MW, as well as arrangements for the sale and supply of energy to consumers. Upon completion, OPC will operate the facilities and use them to generate electricity that will be supplied to the grid and/or to the consumers, in accordance with the different commercial arrangements agreed, for a period of approximately 15-20 years from the COD of the generation facilities. In general, the agreements with consumers are based on a discount to the generation component and a savings on the grid tariff, and other arrangements (which depend, in certain cases, on the nature of the project), which are related to the rights to the land and various arrangements related to the construction and operation of the facilities. The planned COD dates are in accordance with the conditions provided in the agreements, and no later than 48 months from the date of the relevant agreement. The total amount of OPC’s investment depends on the number of arrangements entered into and is expected to be an average of NIS 4 million (approximately $1 million) for every installed MW.

The arrangements with customers that have been entered into and those expected to be entered into provide for reduced tariffs for customers reflecting lower use of the infrastructure, and capacity payments to OPC. OPC has also signed construction agreements with construction constructors, equipment supply agreements, including for the supply of motors for the generation facilities, and maintenance agreements for some of the projects. Some PPAs with OPC-Rotem and OPC-Hadera have been extended in connection with such arrangements. OPC intends to sign construction and operation agreements with additional consumers regarding rights to land for construction and operation of an energy generation facility, and arrangements for the supply and sale of energy with private individuals, public entities, including government entities.

As of December 31, 2023, OPC’s investment in such generation facilities amounted to approximately NIS 119 million (approximately $33 million).

Sorek 2

In May 2020, Sorek 2 (a special-purpose company wholly-owned by OPC) signed an agreement with SMS IDE Ltd., which won a tender from the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek B site (the “Desalination Facility”), whereby Sorek 2 is to supply equipment, construct, operate, and maintain a natural gas-powered energy generation facility on Sorek B site, with a production capacity of 87 MW (the “Sorek Generation Facility”), and supply the energy required for the Desalination Facility for a period that will end on the shorter of (i) 24 years and 11 months from the Desalination Facility’s commercial operation date or (ii) 27 years and 9 months from the date on which the franchise agreement is signed, being March 15, 2048. At the end of this  period, ownership of the Sorek 2 Generation Facility will be transferred to the State of Israel. OPC estimates that construction of the plant would be completed and commercial operation date would be in the second half of 2024. Sorek 2’s engagement with IDE includes, among other things, Sorek 2’s undertakings to construct the facility by the later of: (i) 24 months of the date of approval of National Infrastructures Plan 36A (which was approved in December 2021) or (ii) within four months from the date on which the construction of the gas pipeline was completed, including obtaining the required permits, and the supply of gas to the power plant has started (a condition that has not yet been fulfilled) and an undertaking to supply energy at a specific scope and capacity to the Desalination Facility.  The construction of the Sorek Generation Facility will be undertaken by Sorek 2 as an IPP contractor (subcontractor of the concessionaire) under the BOT (build, operate, transfer) agreement of the Desalination Facility, and in connection with this Sorek 2 has undertaken, among other things, to provide a performance guarantee and other guarantees in favor of IDE. The capacity that will be generated by the Sorek 2 generation facility, subject to the completion of its construction, shall be sold to the Desalination Facility and to another customer with a generation facility at its premises in accordance with a PPA with that customer, and the remaining capacity will be sold in accordance with applicable regulations. The Sorek Generation Facility is expected to be established under the framework of the Arrangement for High Voltage Producers Connected to the Grid that are Established without a Tender, and the capacity remaining beyond the consumption of the Desalination Facility is designated to be sold to the onsite consumer and the System Operator.  This regulation applies to generation facilities in the transmission grid, that will be awarded a tariff approval until the earlier of (i) the grant of the entire quota of tariff approvals with an aggregate capacity of 500 MW or (ii) May 2024, in accordance with the deferral of the date that was set due to the war. To secure Sorek 2’s commitments under the Sorek B IPP agreement, OPC provided IDE with a guarantee that will remain valid throughout the term of the agreement. In connection with the project, Sorek 2 also entered into the equipment supply agreement (which was subsequently assigned to the construction contractor) for the supply of the gas turbine and related equipment (the “Equipment Supply Agreement”), and a maintenance agreement with General Electric (GE) group. OPC estimates that the construction cost of the Sorek 2 project, including its share in the Construction Agreement and the Equipment Supply Agreement, which constitute most of the cost (excluding the long term Maintenance Agreement), in the amount of approximately NIS 200 million (approximately $55 million).

Currently, certain actions and conditions associated with the construction and operation of the project have not been completed. Sorek 2 is taking measures to obtain adequate extensions. In addition, during the fourth quarter of 2023, the construction contractor of the Sorek 2 project delivered a force majeure notification due to outbreak of the War in Israel. The construction work, its completion the commercial operation date and the costs involved with the construction could be adversely impacted by the War, according to which delays are expected in the time frames due to, among other things, difficulties in the arrival of foreign work teams to the site, professionals’ departures, and the arrival of equipment to the site. Upon receipt of the notice, OPC delivered BHI’s notice to IDE and to the government, and clarified that due to the War it expects delays in time frames and in the completion of the construction work. Given that the War continues, other effects and/or damages may arise in the future due to War. OPC is collecting additional data about the event and its effects and maintains contact with the government and the contractor to assess the influences and their effects on the time frames for the construction of the project and the costs arising therefrom (which may increase). Sorek 2 is taking action to obtain adequate extensions, which have not yet been received. The EA extended project completion dates due to the defense (security) situation such that an extension of two months was allowed for date of the financial closing. OPC is currently assessing the impact of such notification on the timeframe for the construction of the project.

Hadera 2

In April 2017, OPC was authorized by the Israeli Government to seek authority for zoning of the land for a natural gas-fired power station on land owned by Infinya near the OPC-Hadera power plant. OPC Hadera Expansion Ltd. (“Hadera Expansion”), an OPC subsidiary, is party to an option agreement with Infinya to lease the relevant land, which was extended until the end of 2022. In December 2022, Hadera 2 and Infinya signed an agreement for extending the project’s land lease period to a 5-year period, at an average cost which is not material to OPC, and the provisions of the lease agreement that will apply if the option is exercised were revised.

These plots of lands would provide OPC with land that can be used with tenders but OPC would still require licenses to proceed with any projects on this land.

In addition, OPC may examine possibilities for expanding its electricity generation activities by means of construction of power plants and/or acquisition of power plants (including in renewable energy) in its existing and/or new geographies.

Ramat Beka Solar Project

In May 2023, an OPC subsidiary won a tender of the ILA to develop renewable energy electricity generation facilities using photovoltaic technology with an option to acquire lease rights for land in Israel for construction in three areas in Neot Hovav Industrial Local Council, with a total area of approximately 2,270 hectares. The total amount of the bid was approximately NIS 484 million (approximately $133 million). OPC announced that it intends to develop a project to generate electricity using photovoltaic technology in these three areas, with an estimated cumulative capacity of 245 megawatts and an estimated storage capacity of 1,375 megawatt hours. The total development cost for solar projects in the three areas is estimated by OPC to be between NIS 1,930 million (approximately $532 million) and NIS 2,000 million (approximately $551 million). Subject to completion of all development processes and obtaining required approvals, OPC estimates that the project will be ready for the construction stage in 2026. Pursuant to the terms of the tender, in the third quarter of 2023, 20% of the total consideration was paid in respect of an authorization and planning agreement.  This amount will not be refunded in the event the project’s development and planning procedures fail to develop into an authorized plan and lease agreements are not signed.  In February 2024, the government approved and provided the consent to advance development of the project.

Potential Expansions and Projects in Various Stages of Development

Rotem 2. In March 2014, OPC, through one of its subsidiaries, was awarded a tender published by the Israeli Land Authority to lease a 5.5 hectare plot of land adjacent to the OPC-Rotem site. The lease agreement was approved by the Israeli Land Authority in August 2018. In April 2017, OPC was authorized by the Israeli Government to seek zoning permissions for a gas fired power station on the land adjacent to OPC-Rotem. The agreement is valid for term of 49 years from the date of the tender win, with an option to an additional lease term of 49 years, subject to the terms and conditions of the agreement. In December 2021, the National Committee for Planning and Building of National Infrastructures rejected National Infrastructures Plan 94 that was advanced by OPC-Rotem, however it called on the initiator to examine the possibility of using other technologies on the site. OPC is examining the options, including advance of a power plant using “green technology” with reduced emissions and/or an electricity storage facility.  In August 2022, OPC received from the Israeli Land Authority an extension of the period for completion of the construction work on the land in accordance with the lease agreement (free of charge), up until March 9, 2025, in consideration for the payment of an amount, which is immaterial to OPC.

Sorek tender. In February 2023, OPC received a notification that it successfully passed the preliminary screening stage in the tender for the execution of a PPP project for the financing, planning, construction, operation, maintenance and delivery to the government of a gas-fired dual-fuel power plant that is planned to be built in Sorek, with a capacity of 600-900 MW, with a future expansion option, as decided by the EA. In May 2023, the Reduction of Concentration Committee published its recommendation regarding OPC’s participation in the Sorek tender, if it does not win the Eshkol Power Plant, and in accordance with the committee’s agreement regarding the expansion of the activity of the group of corporations controlled by Mr. Idan Ofer in the field of electricity according to the terms and conditions of the Market Concentration Plan. On November 30, 2023, the tender documents were published, including the tender filing date, that was set for June 2024. In February 2024, the Israeli Electricity Authority published a hearing regarding the eligibility of the bidders in the Sorek tender for receipt of a production license from sectoral concentration and aggregate concentration aspects (having consulted the Concentration Committee and taking into account the possibility that a third party will win the Eshkol tender). In the hearing, it was decided in relation to OPC, among other things, that OPC Power Plants complies with the requirements of the Market Concentration Regulations regarding the capacity limit attributed to OPC, including after taking into account the additional future capacity of Sorek (which is planned to stand at 670 MW, in view of the discharge restriction until 2035). The hearing takes into account the future planned capacity using natural gas by the end of the decade which is 18,926 MW (including the coal-fired units that are expected to be converted into natural gas).

On February 21, 2024 the EA published a resolution regarding the “Regulation of the Activity of the Generation Unit in the Sorek Site”. In accordance with the resolution as part of the tender, one CCGT unit will be constructed with a capacity of 630-900 MW under ISO conditions, which will operate according to the Trade Rules in the covenants, and under a capacity tariff according to the winning bid in the tender. The license period and the period of entitlement to the tariff will be 24 years and 11 months. The reservation of availability on the grid will be for a capacity of 900 MW, subject to compliance with the terms of the covenant, in relation to the completion of financial closing on the required date, and subject to relevant discharge restriction. Through July 1, 2035, the discharge of electricity to the grid will be capped at 670 MW, and no capacity payments will be paid above the cap. The receipt of the generation license requires compliance with the concentration rules. Furthermore, as part of the resolution, remedies and compensation were set, pursuant to which the winning bidder will be entitled in respect of damage or delay, subject to the qualifications and conditions set out in the resolution.

OPC has participated in the past and will consider participating in future tenders, including the IEC tenders. However, there is no certainty that OPC will participate in such tenders or that it will be successful.

Power plant for Intel Israel facilities. In March 2024, a subsidiary of OPC entered into a non-binding memorandum of understanding (the “MoU”) with Intel, an existing customer of OPC, pursuant to which OPC’s subsidiary will construct and operate a power plant with a capacity of at least 450 MW (and OPC does not expect capacity to exceed 650 MW) (the “Project”).  The Project will supply electricity to Intel’s facilities in Kiryat Gat, including an expansion of the facilities which is currently taking place, for a period of 20 years from the commercial operation date.

In accordance with the MoU, OPC’s subsidiary will hold exclusive project rights, and will bear its construction cost. The MoU includes provisions regarding promotion of the development and planning of the Project, acquisition of the rights to land, and collaboration of the parties to obtain the required permits in connection with the Project. The existing electricity supply agreement between the parties shall continue to apply in relation to Intel’s electricity requirements beyond the Project’s capacity, subject to adjustments and conditions. In addition, the MoU includes arrangements regarding the tariff that will be paid to OPC’s subsidiary, which is based on rates that reflect a discount to the generation component tariff (graduated and based on the Project’s characteristics) and other provisions that will be included in a detailed agreement that the parties are expected to enter into.

OPC estimates that the construction cost of the Project will be approximately $1.3 million to $1.4 million per MW, and that subject to the completion of the development and planning procedures, the Project is expected to reach the construction stage during 2026.

United States

OPC’s operations in the United States consist of the operations of CPV, which was acquired in January 2021 by an entity in which OPC indirectly holds a 70% interest (not including profit participation for employees of CPV) from Global Infrastructure Management, LLC. The consideration for the acquisition was $648 million in cash, subject to post-closing adjustments. Additional consideration was paid in the form of a $95 million vendor loan in respect of CPV’s 10% equity in the Three Rivers project, which loan has since been repaid.

CPV is engaged in the development, construction and management of renewable energy and natural gas-fired power plants in the United States. CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 15 GW, of which approximately 5 GW consists of renewable energy and another approximately 10 GW consists of conventional, natural gas-fired power plants.

CPV holds rights in commercially operational power plants it developed and constructed over the past years (both conventional, natural gas-fired and renewable energy), as well as in renewable energy projects, carbon capture projects and gas-fired power plants under construction and in early development stages, with total capacity of approximately 9,000 MW.

Set out below is CPV’s holdings structure:

OPC's Operations in US

OPC
100%
ICG Energy, Inc.
100%
OPC US Inc.
OPC Power Ventures LP
Limited Partner 70%
General Partner (with no economic rights) 00.00%
99.9%
CPV Group LP
General Partner 0.01%
100%
OPC US2 Inc.
100%
CPV Group GP, LLC
100%
Competitive Power Ventures, Inc.
100%
CPV Renewable Energy Company, Inc.
100%
Limited Partner
CPV Power Holdings LP
General Partner (with no economic rights) 0.00%
General Partner (with no economic rights) 0.00%
100%
Limited Partner
CPV Renewable Power LP
General Partner (with no economic rights) 0.00%
100%
Limited Partner
CPV Rebuild Energy LP
Renewable Energy Power Plant
Power Plants (Natural Gas-Fired) in Operation and Under Construction and Development
Renewable Energy Projects Under Construction and Development

Below is a description of CPV’s main areas of operation:

Renewable Energy—OPC is engaged in the development, construction and management of renewable energy power plants (both solar and wind) in the United States through CPV Group. The CPV Group’s share of two operational power plants operated using wind energy is approximately 234 MW and one active solar power plant is 126 MWdc (which reached COD in November 2023) and its share in two solar energy projects under construction is 279 MWdc, both of which are in the construction stages, and approximately 114 MW in one wind project under construction. CPV Group manages and develops Renewable Energy activity via primarily CPV Renewable Power LP which was established specifically for that purpose. In January 2023, CPV, through a 100% owned subsidiary, entered into an agreement to acquire four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of approximately 82 MW. The acquisition was completed in April 2023. The purchase price for the acquisition was $175 million, after adjustments, of which $100 million was financed with equity from CPV’s shareholders, including OPC, which contributed its portion (i.e., 70%) of such equity investment. CPV financed the remaining purchase price of $75 million with a loan facility with a five-year term.

Energy Transition—OPC is engaged in development, construction and management of power plants powered by conventional energy (natural gas) in the United States through the CPV Group, and holds rights in operational gas-fired power plants and gas-fired power plants under construction, which the CPV Group developed and built, with a total capacity of all six operating power plants of 5,303 MW (the CPV Group’s share is 1,416 MW), which are part of the Energy Transition. The operational power plants and the power plants under construction are held through subsidiaries and associates. The CPV Group’s conventional gas-fired activity is managed by CPV Power Holdings.

CPV Additional Activities — the CPV Group is engaged in the development of carbon capturing electricity generation projects and also provides asset and energy management services to power plants in the United States using different technologies for projects developed by CPV and third parties. Additionally, in early 2023, CPV Group established retail power supply activity through CPV Retail Energy. CPV provides asset management services for power plants with an overall capacity of approximately 6,170 MW (including 100 MW attributed to Maple Hill project) and energy management services for power plants with a total capacity of approximately 6,164 MW. During 2023, CPV Retail Energy executed contracts with approximately 200 commercial and industrial customers; CPV Retail Energy fixes the price of purchased power with hedging transactions.

CPV Group Strategy

The CPV Group’s strategy focuses on promoting energy transition in the United States through the following:

•          Developing and operating renewable energy projects by optimizing the performance and returns of CPV’s operating renewable platform and developing and constructing new renewable projects focused in premium markets where renewable demand outstrips supply; and engaging in discussions with large renewable potential purchasers.

•          Reducing carbon emissions for dispatchable electricity generation by developing conventional generation with carbon capture and storage, or using hydrogen instead of natural gas in order to significantly reduce emissions while maintaining grid reliability and continued operation of the CPV Group’s new and efficient natural gas power plants to supply electricity, balancing production in renewable energy while developing plans to further reduce carbon emissions.

•          Vertical integration of the CPV Group’s businesses to drive innovation and efficiency by growing retail electric sales to commercial and industrial customers interested in reducing their carbon footprint by supplying from the CPV Group’s projects or the market, and developing and implementing ESG goals consistent with the CPV Group’s business strategy to drive alignment between financial goals and company values. CPV Group's retail activity serves smaller commercial and industrial customers interested in renewables and willing to pay premium prices.

Electricity generation and supply using conventional technologies and renewables

The table below sets forth an overview of CPV’s power plants that were in commercial operation as of December 31, 2023.

Project	Location	Installed Capacity (MW)	CPV ownership interest	Year of commercial operation	Type of project/ technology / client	Regulated market
CPV Fairview, LLC (“Fairview”)	Pennsylvania	1,050	25%	2019	Gas-fired, combined cycle	PJM MAAC
CPV Towantic, LLC (“Towantic”)	Connecticut	805	26%	2018	Gas-fired (with dual fuel), Combined cycle	ISO-NE CT
CPV Maryland, LLC (“Maryland”)	Maryland	745	25%	2017	Gas-fired, Combined cycle	PJM SW MAAC
CPV Shore Holdings, LLC (“Shore”)	New Jersey	725	37.53%	2016	Gas-fired, Combined cycle	PJM EMAAC
CPV Valley Holdings, LLC (“Valley”)	New York	720	50%	2018	Gas-fired, Combined cycle	NYISO Zone G
CPV Three Rivers LLC (“Three Rivers”)	Illinois	1,258	10%	2023(1)	Natural gas, combined cycle	PJM
Renewable Energy Projects
CPV Keenan II Renewable Energy Company, LLC (“Keenan II”)	Oklahoma	152	100%(2)	2010	Wind	SPP (Long-term PPA)
CPV Mountain Wind(3)	Maine	82	100%	Between 2008 and 2017	Wind (4 wind power plants)	ISO-NE market
CPV Maple Hill Solar LLC (“Maple Hill”)	Pennsylvania	126 MWdc	100%(4) (subject to tax equity partner’s share)	Second half of 2023	Solar	PJM MAAC + PA SRECs
__________________________________________
(1)	Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to receive capacity payments from June 2023.

(2)	On April 7, 2021, CPV acquired 30% of the rights in Keenan II from its tax equity partner.

(3)
In April 2023, CPV acquired all rights (100%) in four active wind power plants (the “Mountain Wind Project”). CPV received (indirectly, through a 100%-held corporation) all of the seller’s rights in the Mountain Wind Project in consideration for approximately NIS 625 million (approximately $ 175 million) (after adjustments). The purchase consideration was funded by way of capital injection by CPV’s investors at the total amount of approximately $ 100 million (of which OPC’s share is 70%), and the remaining balance was funded by a loan from a bank under a financing agreement.

(4)
On May 12, 2023, CPV entered into an agreement with a “tax equity partner” for an investment in the project. According to the agreement, the tax equity partner’s investment in the project is predicated on the achievement of defined milestones, with part (20%) due at the time of completion of the construction works, and the remainder (80%) due at the commercial operation date, which was achieved on December 1, 2023.  As all milestones were met, the tax equity partner completed its $82 million investment on December 15, 2023.  The agreement gives the tax equity partner the option to sell its equity to CPV for a specified amount.

Projects under Construction

The table below sets forth an overview of CPV’s projects under construction.

Project	Location	Planned Capacity (MW)	CPV Ownership Interest	Year of construction start	Projected date of commercial operation	Type of project/ technology	Tax Equity	Expected construction cost for 100% of the project
CPV Stagecoach Solar, LLC (“Stagecoach”)	Georgia	102 MWdc	100%	Q2 2022	First half of 2024	Solar	Approximately $52 million(1)	Approximately $112 million(2)
CPV Backbone Solar, LLC (“Backbone”)	Maryland	179 MWdc	100%	June 2023	Second half of 2025	Solar	Approximately $130 million(3)	Approximately $304 million(4)
__________________________________________
(1)
The CPV Group has signed a non-binding memorandum of understanding with a tax equity partner, whereby approximately $43 million of such amount is expected to be received on the project’s commercial operation date and the balance is expected to be received over a period of 10 years. The investment of the tax equity partner is subject to negotiations and signing of binding agreements. Regarding projects that are entitled to tax benefits of the type of Production Tax Credits (the “PTC”), CPV’s estimate with respect to the scope of the tax equity partner’s investment is based on the IRA and estimates with respect to tax equity partners, a tax benefit for every KW/hr of generation, and does not depend on the anticipated cost of the investment (i.e., does not depend of initiation fees and reimbursement of pre-construction development expenses).

(2)
Includes financing costs under the financing agreement (see, “Item 5 Operating and Financial Review and Prospects—OPC’s Liquidity and Capital Resources—OPC’s Material Indebtedness—United States”). The project’s expected cost of investment is subject to changes.

(3)
The project is located on a former coal mine and, therefore, it is expected to be entitled to higher tax benefits of 40% in accordance with the IRA. The CPV Group intends to sign an agreement with a tax equity partner in respect of approximately 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements).

(4)
Excludes development fees but includes financing costs under the financing agreement. CPV Group intends to provide the project with solar panels through its existing master agreement for the purchase of solar panels. The total cost of such project is expected to be approximately $330 million, approximately 40% of which is expected to be financed by a tax equity partner such that the net investment cost for CPV Group is estimated to be approximately $150 million. In addition, CPV Group is working to obtain a short term revolving financing facility for part of the remainder of the project cost. Customary collateral with a value of about $17 million is expected to be provided for purposes of the agreement covering connection to the network (grid) and the PPA as well as additional development expenses in the project. Construction of the project commenced in June 2023 and commercial operation in PJM is expected to be reached in the third quarter of 2025.

Projects under Development

In addition to the projects summarized above, CPV has a number of carbon capture power generation projects with an aggregate capacity of approximately 5,300 MWdc, and renewable energy projects (solar and wind energy technologies) in various development stages, with an aggregate capacity of approximately 3,650 MWdc. Below is a summary of the scope of the development projects (in megawatts) in the United States:

Technology	Advanced	Early stage	Total*

Solar (1)	1,550	1,050	2,600
Wind (2)	250	1,000	1,250
Total renewable energy	1,800	2,050	3,650

Carbon capture projects (natural gas
with reduced emissions)	1,300	4,000	5,300

*Out of the total of the development projects approximately 1,100 megawatts (of renewable energy) and about 4,650 megawatts (of which about 1,250 megawatts are renewable energy) are in the PJM market in an advanced stage and in an initial stage, respectively.

(1)	The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,200 MWac and about 850 MWac.

(2)
Includes the Rogue’s Wind project, with a capacity of 114 MW in Pennsylvania, which signed a long-term PPA agreement, the terms of which have been improved, and which project is in an advanced stage of development, the start date of which is expected to be in the first half of 2024. The expected cost of the investment in the project is estimated at about NIS 1.2 billion (about $0.3 billion), the investment of the tax equity partner is estimated at about NIS 0.5 billion (about $0.1 billion).

The main development activities for a development project include, among other things, the following processes: securing of the rights in the project’s lands; licensing and permitting processes; obtaining  permits and regulatory approvals, regulatory planning processes and public hearing; environmental surveys; engineering study and tests; equipment testing, insurance procurement and ensuring of interconnection to the relevant transmission grids (including filing a request for the interconnection agreement and execution of an interconnection agreement); signing of agreements with relevant investors or lenders with relevant investors or lenders and relevant suppliers (construction contractor, equipment and turbine contractors) and entering into a hedge agreement and PPAs, and RECs (based on the type of project) (certain activities of development may include provision of collateral and undertaking obligations towards third parties in connection with the advancement of the projects).

Carbon Capture Projects

CPV is developing four Energy Transition power plants with reduced emissions that are powered by natural gas based on use of advanced carbon capturing technologies in Michigan, Ohio, West Virginia and Texas. According to public research, carbon capture and storage are expected to be a market of approximately $35 billion by 2032. CPV Group’s share in such Energy Transition Projects is 70% for the projects in Texas, West Virginia, Michigan. In January 2024, the CPV Group acquired 100% of the equity interests in Project Oregon for approximately $2 million (with potentially up to $14 million of additional consideration payable upon the occurrence of financial closing). The projects are expected to capture up to 95% of the carbon emitted in the sites, and they will have gas turbines capable of transitioning to hydrogen. CPV believes the projects are located in areas where the burying of carbon is expected to be geologically and economically feasible.

The cost of construction of projects of such magnitude is estimated at a range of $2,000 to $2,500 per kilowatt. Should the projects be executed, they are expected to be eligible for tax benefits as set out in the law. The construction of the project, similarly to the project in Texas, is subject, among other things, to the completion of various development processes (including, among others, environmental, technological, and land development-related), licensing procedures, financing and receipt of the required relevant approvals, as well as the approval by OPC and CPV management bodies. CPV has commenced the licensing processes, performed surveys and acquired land rights for carbon capture projects in Texas and West Virginia.

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

The IRA extends and expands the production tax credit available for carbon dioxide sequestration and/or use. For electricity generating facilities that install carbon capture technologies with the capacity to capture 75% or more or baseline carbon dioxide production, this production tax credit is available for the first 12 years after placement in service if the applicable electricity generation facility captures at least 18,750 metric tons of carbon dioxide per annum. The base credit amount is $17/metric ton of carbon dioxide that is captured and sequestered and $12/metric ton of carbon dioxide that is injected for enhanced oil recovery (EOR) or utilized in another production process. Like the Investment Tax Credits (the “ITC”) and PTC for renewable energy, the carbon capture PTC can be increased if the project meets relevant wage and apprenticeship requirements. The maximum credit for sequestered carbon dioxide is $85/metric ton and the maximum credit for EOR and other beneficial re-use is $60/metric ton. In addition, the tax credit is eligible for direct pay for up to the first five years for carbon capture equipment placed in service after December 31, 2022.

In relation to projects that are under development by the CPV Group, the IRA is expected to have a positive effect on benefits available under the law in respect of using carbon capturing technologies. The full effects of the IRA have not yet been clarified, and are expected to be clarified when detailed regulations are formulated.

The table below sets forth additional details regarding the CPV project (with a PPA) for which construction has not commenced.

Project	Location	Capacity (MW)	OPC Ownership Interest	Projected Year of construction start	Projected date of commercial operation	Type of project/ technology	Activity area and electricity region	Tax Equity	Expected construction cost ($ millions)
CPV Rogue’s Wind, LLC (“Rogue’s Wind”)	Pennsylvania	Approx. 114 MW	100%(1)	Second half of 2024	First half of 2026(2)	Wind	PJM MAAC	Approximately $135 million	Approximately $377 million(3)
______________________________
(1)
Upon consummation of an agreement with a “tax equity partner” CPV will have 100% of Class B rights. Class A rights are held by tax equity investors, who have excess tax benefits and dividend rights until a certain return (Tax Flip) is achieved.

(2)
The expected date of operation for Rogue’s Wind may be delayed due to delays in connection with PJM’s interconnection process, including construction works or upgrade works (the project has been issued with interconnection agreement). Delays may affect Rogue Wind’s ability to meet certain schedule obligations with counterparties and may result in liquidated damages payments.

(3)	Does not include development fees, but includes financing costs under the financing agreement.

Management of Projects

CPV provides general asset management services to power plants in the United States using renewable energy and natural gas-fired energy, for a total volume, as of December 31, 2023, of 6,170 MW (4,885 MW for projects in which it has rights, and 1,285 MW for projects for third parties), by way of entering into asset management agreements. In addition to providing general asset management services, CPV also provides specific energy management services, for a total volume, as of December 31, 2023, of 6,164 MW (4,879 MW for projects in which it has rights, and 1,285 MW for projects for third parties), by entering into energy management agreements. Both categories of management agreements are usually for short to medium terms.

As of March 2024, the remaining average period of all asset management agreements (in projects in which the CPV Group has rights and in projects of third parties) is approximately 6.5 years, and the remaining average period of management agreements in projects in which the CPV Group has rights is approximately 6.5 years (all subject to the provisions of the relevant agreements regarding the option of early termination of the agreements or options for renewal for additional periods, as the case may be), and the remaining average period of all energy management agreements (in projects in which the CPV Group has rights and in projects of third parties) is approximately 3 years, and the remaining average period of all energy management agreements in projects in which the CPV Group has rights is approximately 2 years (and in any case, the asset management agreements and the energy management agreements are subject to the provisions of the relevant agreements in connection with early termination or renewal for additional periods). The asset management services and the energy management services are provided in exchange for a fixed annual payment, an incentive-based payment and reimbursement of certain expenses, including expenses relating to construction management services (work hours of the construction workers, expenses and expenses incurred by third parties). The asset management services include, inter alia: project management and general compliance with regulations; supervision of the project’s operation; management of the project’s debt and credit; management of agreements undertaken, licenses and contractual obligations; management of budgets and financial matters; project insurance, etc. Energy management services include more specific RTO/ISO-facing functions which include, inter alia: testing consulting re: RTO/ISO standards, communications with RTOs and ISOs, RTO/ISO project coordination; and the preparation of periodic required regulatory reports.

Customers of asset management services are primarily funds managed by private equity, and institutional and strategic investors that are in the business of investing, owning and divesting generation assets. Asset management and energy management services are primarily marketed through word-of-mouth marketing and inbound inquiries. CPV projects that sell their electricity and capacity to wholesale markets abide by the regulations applicable to the sale to those markets administered by the RTO/ISOs. Long-term PPAs and hedging agreements are marketed directly by CPV’s internal development team, which used a range of methods to connect with potential customers.

Retail Power Supply to Commercial and Industrial Consumers

In early 2023, CPV Group established a retail power supply activity through CPV Retail Energy. CPV Retail Energy relies on CPV’s decarbonization efforts and ESG trends by helping commercial and industrial businesses meet their sustainability goals through renewable and low carbon dispatchable energy solutions. During 2023, CPV Retail Energy executed contracts with approximately 200 commercial and industrial customers; CPV Retail Energy fixes the price of purchased power with hedging transactions. In connection with the retail power supply activity, a corporate guarantee was granted to guarantee CPV Retail Energy's obligations.

CPV Retail Energy offers customers the ability to procure renewable energy to help meet the customer’s energy transition goals and offers contract terms that range from one to five years (with the typical term being approximately two years). CPV Retail Energy utilizes a standard electricity supply agreement that allows customers to select whether standard cost components, such as energy or ancillary services, are fixed at a price or passed through at cost to the customer.

Description of CPV operations

CPV projects predominantly sell capacity and electricity in the PJM, NYISO and ISO-NE wholesale markets. Keenan (a consolidated subsidiary) is a party to a long term PPA with a utility company with respect to the entire revenue source of the project. Projects that are in development are expected to sell their energy, capacity and renewable energy credits in either the wholesale market or directly to customers through long-term purchase agreements.

Generally, each of the natural gas-fired project companies in the CPV Group entered into an agreement with all other owners of rights to the project (if any), for the establishment of a limited liability company. The agreement sets forth each partner’s rights and obligations with respect to the applicable project (each, an “LLC Agreement”). Each LLC Agreement contains standard provisions for agreements of this type restricting the transfer of rights, including terms and conditions for permissible transfers, minimum equity percentage transfer requirements and rights of first offer. CPV is often obliged to maintain at least a minimum ten percent equity ownership in a project company for up to five years after closing of construction financing. Each project company is governed by a board of directors selected by the partners. Certain material decisions typically require unanimous approval by all partners, including declaring insolvency, liquidation, sale of assets or merger, entering into or amending material agreements, incurring debt, initiating or settling litigation, engaging critical service providers, approving the annual budget or making expenditures exceeding the budget, and adopting hedging strategies and risk management policies.

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

At the developmental stage, CPV’s project companies typically enter into third-party agreements with various experts for the provision of certain specialized services. Examples of such agreements include: (i) consulting agreements with environmental firms for land survey and tests, data collection, records analysis, conduct permit application work, permit reviews and other support services to engage with permitting agencies or participation in meetings with stakeholders and public officials, (ii) service agreements with engineering firms to support engineering reviews in the areas of civil, mechanical and electrical, and preparation of drawings to support permit and applications, and (iii) consulting agreements with market consultants to support analysis related to power supply and demand and natural gas supply and demand.

The project companies typically enter into various intercompany agreements with other entities within CPV for the provision of general and project-level services. These intercompany agreements include asset management agreements and energy management agreements.

CPV Projects Key Contracts

Set forth below is a discussion of the key contracts for each of CPV’s project companies that are commercially operational or under construction.

Active projects

Fairview

Fairview is party to the following agreements.

•
Gas Supply: a base contract for purchase and transmission of natural gas which provides for supply of natural gas at a quantity of up to 180,000 MMBtu per day at a price that is linked to market prices set forth in the agreement. Pursuant to the agreement, the gas supplier is responsible for transport of natural gas to the designated supply point and is permitted to transport ethane in lieu of natural gas for up to 25% of the agreed supply quantity. The agreement is valid up to May 31, 2025.

•
Maintenance: a maintenance agreement (MA) with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Fairview pays a fixed and a variable amount as of the date stipulated in the agreement. The MA period is 25 years beginning in 2016 or ends earlier when specific milestones are reached on the basis of usage and wear and tear. Fairview has paid an average of approximately $9 million (all-in costs) each year for the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The initial period of the agreement is three years from the completion date of construction of the facility and includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination of the agreement in accordance with its provisions. The agreement is currently under the automatic annual one-year renewal option. Fairview has paid an average of approximately $5 million each year over the past two years.

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

•
Management: A CPV entity served as the asset manager for Fairview until September 2022. In accordance with an inter-company management agreement, one of the other investors in the project replaced the CPV entity, in accordance with the terms of the agreement. This other investor of the project assumed the role of asset manager for Fairview starting at October 1, 2022 and the CPV entity will provide certain limited scope services to the other investor on behalf of Fairview.

Towantic

Towantic is party to the following agreements:

•	Gas Supply & Transmission:

•
an agreement for the guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 Tariff. The agreement’s initial term ends on March 31, 2025. The agreement renews automatically for periods of one year each time, unless one of the parties terminates the agreement.

•
an agreement for the supply of gas, pursuant to which up to 125,000 MMBtus per day will be supplied at a price linked to market prices. The agreement has an initial term, which commenced on April 1, 2023, and ends on March 31, 2025.

•
Maintenance: a services agreement (CSA) with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Towantic pays a fixed and a variable amount as of the date stipulated in the agreement. The agreement term is 20 years, beginning in 2016 or ends earlier when specific milestones are reached on the basis of usage and wear and tear. Towantic has paid an average of approximately $8 million (all-in costs) each year for the past two years.

•
Operation: an agreement for operation and maintenance of the facility, which commenced in May 2018. The consideration includes a fixed and variable amount, a performance-based bonus, and reimbursement for employment expenses, including payroll costs and taxes, subcontractor costs and other costs. In July 2021, the agreement was extended and the agreement term is from 2022 to 2024. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement. Towantic has paid an average of approximately $5 million (all-in costs) each year for the past two years.

Maryland

Maryland is party to the following agreements:

•
Gas Supply: an agreement for the supply of firm natural gas, pursuant to which up to 132,000 MMBtu per day will be supplied at a price linked to market prices. The agreement is effective until October 31, 2024.

•
Gas Transmission: a natural gas transmission agreement for guaranteed capacity of up to 132,000 MMBtu/d. The agreement term is 20 years from May 31, 2016, with an option for Maryland to extend it by an additional 5 years.

•
Maintenance: a services agreement with its original equipment manufacturer for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Maryland pays a fixed and a variable amount as of the date stipulated in the agreement.  The agreement period is 20 years beginning in 2014 or ends earlier when specific milestones are reached on the basis of usage and wear and tear. Maryland has paid an average of approximately $6 million (all-in costs) each year for the past two years.

•
Operation: an agreement for operation and maintenance of the facility. The consideration includes fixed annual management fees, a performance-based bonus, and reimbursement of employment expenses, payroll costs and taxes, subcontractor costs and other costs. In March 2021, the agreement was extended to continue until July 23, 2028 and may be renewed for one-year periods, unless one of the parties gives a termination notice in accordance with agreement. Maryland has paid an average of approximately $4 million (all-in costs) each year for the past two years.

•
Engineering, Procurement and Construction Agreement. Maryland signed an Engineering, Procurement and Construction Agreement dated October 31, 2022, for the construction of a Black Start facility in the event of grid power outages around the Maryland’s site which is expected to commence operation during 2024. Total contract cost is approximately $30 million to be paid in accordance with a progress payment schedule incorporated into the agreement. Most of the consideration is financed through a financing agreement entered into by Maryland.

Shore

Shore is party to the following agreements:

•
Gas Supply: an agreement for supply of natural gas. Pursuant to the agreement, the gas supplier supplies 120,000 MMBtu of gas per day at a price linked to the market price. The agreement is effective through October 31, 2024.

•
Gas Transmission: two agreements with interstate pipeline companies for the use of 2 different pipeline systems, one of which was operational since 2015 and the second of which became operational in late 2021. Pursuant to the agreements, natural gas connection and transmission services are provided to Shore by means of a pipeline the start of which is an existing interstate pipe and allows for gas to reach the facility’s connection point. Shore paid a down payment to one of the pipeline companies for these services. The period of the gas transmission agreements are 15 years (until April 2030) for one interconnection, with an option to extend the agreement twice by ten years, and 20 years (until September 2041) for the other interconnection, with an option to extend annually.

•
Maintenance: an amended services agreement with its original equipment manufacturer for the provision of maintenance services for the turbines. In consideration for the maintenance services, Shore pays a fixed and a variable amount as of the date stipulated in the agreement.  The agreement period is 20 years beginning in 2014 or ends earlier when specific milestones are reached on the basis of usage and wear and tear. Shore has paid an average of approximately $6 (all-in costs) million each year for the past two years.

•
Operation: an agreement for operation of the facility. The consideration includes fixed annual management fees, a performance-based bonus and reimbursement of employment expenses, including, payroll and taxes, subcontractor costs and other costs as provided in the agreement. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement. The agreement is currently under the automatic annual one year renewal option. Shore has paid an average of approximately $4 million (all-in costs) each year over the past two years.

Valley

Valley is party to the following agreements:

•
Gas Supply: an agreement for the supply of natural gas of up to 127,200 MMBtu of natural gas per day at a price linked to the market price. Pursuant to the agreement, the supplier is responsible for transmission of natural gas to the designated supply point and the agreement is effective through October 31, 2025.

•
Gas Transmission: an agreement with an interstate pipeline company for the licensing, construction, operating and maintenance of a pipeline and measurement and regulating facilities, from the interstate pipeline system for transmission of natural gas up to the facility. The supplier provides 127,200 MMBtu per day of firm natural gas delivery at an agreed price during a period ending March 31, 2033, with an option to extend by up to three five-year additional periods. Valley signed an additional agreement for provision of transmission services (firm) of 35,000 MMBtu per day, for a period of 15 years ending on March 31, 2033, which can deliver gas from a different location into the firm transportation agreement referenced above.

•
Maintenance: an agreement with its original equipment manufacturer for maintenance services for the fire turbines. The consideration includes fixed and variable amounts. The agreement period is the earlier of: (i) 132,800 equivalent base load hours; or (ii) 29 years from 2015. Valley has paid an average of approximately $6 million (all-in costs) each year for the past two years.

•
Operation: an operation and maintenance agreement with one of the partners in the project. The consideration includes fixed annual management fees, an operation bonus, and reimbursement of certain costs set out in the agreement. The period of the agreement is five years from the completion date of construction of the facility, and the agreement may be renewed for additional three-year periods unless one of the parties gives a termination notice in accordance with the agreement. The agreement is currently under the automatic three year renewal option. Valley has paid an average of approximately $5 million (all-in costs) each year for the past two years.

•
Hedging: a hedge agreement on electricity margins of the RPO type. The RPO is intended to provide CPV a minimum margin for the duration of the agreement term. Calculation of the amount for the minimum margin is determined for each contractual year, with the actual netting dates taking place every three months with respect to the respective partial amount and an annual adjustment is made to calculate the total annual margin, which includes each year for the RPO an annual exercise price covering the exercise period or a fiscal year. To calculate the minimum gross margin, specific parameters are taken into account, such as utilization, heat rate, the expected generation levels, forward prices for electricity and gas, gas transport costs and other specific project costs. The RPO ended on May 31, 2023.

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

•
GSPA. Three Rivers entered into a Contract for Sale and Purchase of Natural Gas (GSPA) on December 15, 2022. The GSPA requires the supplier to provide gas supply of up to 200,000 MMBtu/day at a price indexed to market. The agreement had an initial term until January 31, 2023. The agreement is automatically renewed month-to-month unless one of the parties terminates by notification no less than 5 business days prior to the last day of the month.

•	Gas Interconnection: two connection agreements for transmission of gas, whereby each of them is sufficient for the full demand of the facility.

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

•
EPC: an EPC agreement with an international engineering, acquisition and construction contractor. Pursuant to the agreement, the contractor will design and construct the required components of the facility, to integrate all the equipment required for the power plant. Three Rivers achieved substantial completion in July 2023 and will achieve final completion upon the satisfaction of a final performance test but no later than the maximum period set in the agreement.

•
Maintenance: a services agreement with its original equipment manufacturer for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services. Three Rivers pays a fixed and a variable payment.  The agreement period is 25 years beginning in 2020; or ends earlier when specific milestones are reached on the basis of usage and wear and tear. On average, Three Rivers is expected to pay approximately $6 million (all-in costs) each year.

•
Operation: an agreement for operation and maintenance of the facility. The consideration includes fixed annual management fees, a performance-based bonus, and reimbursement of employment expenses, payroll costs and taxes, subcontractor costs and other costs. The agreement period will commence during the construction period, and will continue for approximately 3 years from the construction completion date of the facility, which occurred in June 2023. On average, Three Rivers is expected to pay approximately $6 million (all-in costs) each year.

Keenan

Keenan II is party to the following agreements:

•	Equity Purchase Agreement: an agreement for the purchase of the 100% of the outstanding equity interests in Keenan. As a result of the acquisition in April 2021, CPV holds all of the rights to Keenan.

•
PPA: a wind power energy agreement for sale of renewable energy. Pursuant to the terms and conditions of the agreement, the purchaser is to receive all of the electricity generated by the wind farm, credits, certificates, similar rights or other environmental allotments. The consideration includes a fixed payment. The period of the agreement is 20 years, ending in 2030. The purchaser is permitted, with proper notice, to extend the agreement for another five-year period, and to acquire an option to purchase the project at the end of the agreement period or renewal period at its fair market value, as defined in the agreement and pursuant to the terms and conditions stipulated therein.

•
O&M Agreement: an agreement for the operation and maintenance of the wind farm which commenced in February 2016. The consideration includes fixed annual management fees and the agreement lasts for 15 years from the commencement date. On average, Keenan paid approximately $5 million each year for the past two years.

•
Operation: a master services agreement and an operations agreement with its original equipment manufacturer for the operation, maintenance and repair of the wind turbines. The consideration includes fixed annual fees, performance-based bonus (or liquidated damages) and reimbursement of expenses for additional work. The agreement expires in February 2031. Keenan has paid an average of approximately $6 million (all-in costs) each year for the past 2 years.

CPV Mountain Wind

CPV Mountain Wind holds 100% in each of the four wind projects: (i) CPV Saddleback Ridge Wind, LLC; (ii) CPV Canton Mountain Wind, LLC; (iii) CPV Beaver Ridge Wind, LLC; and (iv) CPV Spruce Mountain Wind, LLC. CPV Mountain Wind is party to the following agreements:

•
Maintenance: a master services agreement for the management and maintenance of the four wind facilities (Beaver Ridge, Canton Mountain, Saddleback Ridge, Spruce Mountain) entered into by Mountain Wind. Staff is shared between the four projects. At all projects except for Beaver Ridge, the services agreement applies only to work outside the scope of the turbine services which is performed by the original equipment manufacturers. At Beaver Ridge, where there is no agreement with the original equipment manufacturer, the agreement also covers the direct maintenance of the wind turbines. The agreement commenced on April 5, 2023 and has an initial two year term. Mountain Wind will pay approximately $3 million (all-in costs) per year.

•
Services Agreements and Operation Agreements: a master service agreement and an operation agreement with its original equipment manufacturer for the operation, maintenance, and repair of the wind turbines is entered by each of Mountain Wind Project with the exception of Beaver Ridge; maintenance at Beaver Ridge is performed under an agreement by a third-party provider. The agreements for Saddleback Ridge and Canton Mountain were entered in 2016 and both have 20 years terms with a sunset date of September 16, 2035. The agreement for Spruce Mountain was entered in December 2023 and has an 8-year term. The Beaver Ridge agreement was entered in April 2023 and has a 2-year term. On average, the four projects are expected to pay approximately $4 million (all-in costs) each year.

•
Other contracts: The projects are engaged in contracts to sell 100% of the electricity and RECs, under separate contracts (PPAs) with local utility companies and councils, generally for a period of the next 15 to 20 years from the acquisition of the projects by CPV, while most of the capacity is sold under separate contracts for the next 12 years from the acquisition of the projects by CPV (the periods of the contracts may change according to termination clauses determined in each agreement).

Maple Hill

Maple Hill is party to the following agreements:

Tax Equity Partner. In May 2023, CPV entered into an investment agreement with a tax equity partner for approximately NIS 280 million (approximately $78 million) in the Maple Hill project.  In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including Investment Tax Credit (ITC) at a higher rate of 40% (in accordance with the IRA), and participation in the distributable free cash flow from the project (at single digit rates and on a gradual basis as set out in the investment agreement). In addition, the tax equity partner is entitled to participate in the project’s loss for tax purposes; in the first few years, the tax equity partner’s share in such taxable income or loss for tax purposes is high. At the end of 6 years from the COD, the tax equity partner’s share in such taxable income decreases significantly, and CPV has the option to acquire the tax equity partner’s share in the project corporation within a certain period and in accordance with terms of the agreement. The agreement includes a standard guarantee provided by CPV, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of liens on the Maple Hill project corporation’s assets or the entry of the Maple Hill project corporation into additional material agreements. Some of the tax equity partner’s investment was made available upon the completion of the construction work, and the remaining amount was made available on the commercial operation date. In December 2023, the terms and conditions for the commercial operation of the project were fully met in accordance with the investment agreement with the tax equity partner in the project, and the tax equity partner completed its entire investment in the project in a total aggregate amount of approximately $82 million.

•
Maintenance. An operating and maintenance agreement with a third-party service provider for services related to the ongoing operation and maintenance of the Maple Hill solar power generation facility. The agreement has an initial term of three years, commencing on the date that the service provider actually begins providing services, which occurred in November 2023 and can be renewed for 2 one-year terms unless one of the parties provides notice on non-renewal in accordance with the agreement. On average, Maple Hill is expected to pay approximately $0.4 million (all-in costs) each year.

•
SREC. An agreement with an international energy company for the sale of 100% of the SRECs generated in the project through 2027 to an international energy company. CPV provided collateral for its obligations under the agreement, which include delivery of SRECs generated by the project.

•
Virtual PPA. An agreement with a third party for the sale of 48% of the total generated electricity, where the electricity price calculation is performed based on financial netting between the parties for 10 years from the commercial date of operation. In accordance with the agreement, a net calculation will be made of the difference between the variable price that Maple Hill receives from the system operator and which is published (the spot price) and the fixed price set with a third party.  CPV provided collateral for its obligations under the agreement which include making certain payments to the other party as part of the settlement of the virtual PPAs. The agreement includes an option to transition to a physical PPA with a fixed price on fulfillment of certain terms and conditions, which have yet to be met.

Projects under Development or Construction

Stagecoach (under construction)

Stagecoach is party to the following agreements:

•
Energy Sale Agreement (non-firm). In March 2022, Stagecoach entered into an agreement to sell 100% of non-firm energy to a utility company. The utility company is to receive all of the energy and ancillary services produced by Stagecoach. The agreement excludes tax attributes arising from the ownership of the solar project and any environmental attributes generated by Stagecoach. The consideration is based on the hourly avoided energy rate for each hour of generation up to a maximum energy output as defined in the agreement. The agreement is for a period of 30 years from the commercial operation date of Stagecoach. The agreement provides for sale to a global utility company of 100% of the project’s SRECs, as well as a hedge covering the entire electricity price of the quantity that shall be produced and sold to the utility company, at a fixed price, for a period of 20 years from the date of commercial operation of the project

•
Agreement to sell renewable solar energy credits. In April 2022, Stagecoach entered into an agreement with a global company to sell 100% of the renewable solar energy credits produced by the solar project, along with a full hedge of the electricity price of the energy that will be generated and sold under the agreement with the utility company, at a fixed price for 20 years from the commercial operation date.

•
EPC. In May 2022, Stagecoach signed an EPC agreement with an international contractor. Pursuant to the agreement, the contractor is to design, engineer, procure, install, construct, test, and commission the solar project on a turnkey, guaranteed-completion-date basis. The total consideration to be paid to the contractor is a fixed amount payable under a milestone schedule.

•
Operation and Maintenance Agreement. In August 2022, Stagecoach entered into an operating and maintenance agreement with a third-party service provider to provide services during the mobilization and operational period of the Stagecoach solar facility. The agreement is for an initial 3-year term starting on the date when the service provider actually started rendering operational period services, which is expected to commence in the first half of 2024. The term of the agreement may be renewed for a maximum of two one-year renewals, unless one of the parties delivers a notice of non-renewal in accordance with the terms of the agreement.

Backbone

CPV is party to the following agreements:

•
EPC. In June 2023, CPV Group entered into an EPC agreement with a construction contractor in respect of the construction of Backbone Project. In accordance with the agreement, the contractor is required to plan, purchase, install, build, test, and operate the solar project in full, on a turnkey basis. The total consideration in the EPC agreement was set at a fixed amount of approximately $175 million, which will be paid in accordance with the milestones set in the EPC agreement.

•
Renewable Solar Energy Credits. In 2023, Backbone entered into an agreement with a global company to sell 90% of the renewable solar energy credits (which are valid until 2035) produced by the solar project, along with a hedge of the electricity price of the energy that will be generated and sold to PJM, at a fixed price for 10 years from the commercial operation date. The balance of the project’s capacity (10%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.

Rogue’s Wind

CPV is party to the following agreements:

•
Rogue’s Wind Energy Project. In April 2021, an agreement was signed for the sale of all the electricity, and the project’s environmental consideration (including RECs), benefits relating to availability and accompanying services). The agreement may be adjusted to updated factors of the project. The agreement was signed for a period of 10 years from the commercial operation date. The CPV Group provided as collateral for securing its liabilities under the agreement, including execution of certain payments to the other part upon reaching certain milestones (including commencement of activities) in the project will not be completed in accordance with a specific timetable.

Potential Expansions and Projects in Various Stages of Development

United States

The development of projects takes a number of years, and there are number of entry barriers that developers are required to overcome, including: (i) ensuring that sufficient financing is in place for the project’s development and construction; (ii) obtaining permits or other regulatory approvals, including environmental impact survey and permits; (iii) obtaining land control and building permits; (iv) obtaining an interconnect agreement; and (v) for carbon capture projects, adequate storage or offtake for captured carbon.

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

CPV currently has renewable energy projects and natural gas-fired power plants in advanced stages of development.

OPC’s Material Customers

Israel

In Israel, OPC has several material customers characterized by high consumption rates in terms of their total production capacity. OPC’s revenues from electricity generation are highly sensitive to the consumption of material customers; therefore, if there is no demand for electricity by a material customer (such as, due to malfunctions, suspension or other factors) or payment default by such a customer, this could have a materially adverse impact on OPC’s revenues in Israel. As of 2023, the share of OPC’s two private customers in Israel that exceeds 10% of OPC’s consolidated revenues amounts to approximately 25.6% of OPC’s revenues.  Each of OPC’s remaining customers does not exceed 10% of OPC’s revenues from electricity generation.

In May 2023, OPC-Rotem signed new PPAs with Oil Refineries Ltd. (“Bazan”) for the supply of the electricity to the Bazan group’s consumption facilities at a maximum quantity of 125 MW was renewed in May 2023. The electricity is supplied in consideration for a payment based on the ultra-high voltage load and time tariff, which is determined from time to time by the Israeli Electricity Authority, and net of a discount on the generation component according to the rates and arrangements set out in the agreement. The term of the agreement is ten years starting July 2023 (upon the expiry of the previous agreement), subject to early termination grounds and also tiered exit points starting 5 years after the supply commencement date, in accordance with the provisions agreed upon. The PPA includes other provisions, which are generally included in PPAs of this type, including, among other things, provisions regarding consumption in excess of the maximum quantity, an undertaking for capacity by the power plant, and supply of electricity from different sources. In addition, the agreement includes provisions regarding the supply of approximately 50 MW in electricity from generation facilities using renewable energy, in a gradual manner, as from January 2025, and in accordance with the dates that were set and “green certificates”, subject to ceilings and the terms and conditions that were agreed. The arrangements for the supply of electricity generated using renewable energy constitute part of OPC’s strategy to expand its activities in the field of renewable energy, and supply energy from renewable energy sources in Israel.

In January 2023, OPC-Rotem and another material customer extended their engagement for an additional period that will start at the end of the term of the existing agreement (including an option to extend the term in accordance with provisions that were set). As part of revising the engagement, certain provisions of the original PPA between the parties were revised, and the customer is expected to significantly increase the capacity it will acquire under PPA prices, as revised, over the next few years.

The entire capacity of the Tzomet power plant is allocated to the System Operator under a fixed capacity arrangement.

The capacity that will be generated by the Sorek 2 generation facility, subject to the completion of its construction shall be sold to the desalination facility and to another customer with a generation facility at its premises in accordance with the PPA with it, and the remaining capacity will be sold in accordance with applicable regulations.

In February 2024, OPC-Rotem entered into an agreement with Partner Communications Company Ltd. (“Partner Communications”) for the purpose of selling electricity to Partner Communications’ consumers, who are household consumers or small businesses (SMB) as decided between the parties. The agreement will allow the diversification of OPC’s customer mix.  According to the agreement, OPC will supply electricity at maximum quantities and under the conditions as defined therein, to Partner Communications’ customers, who will enter into an agreement with OPC and Partner Communications for the supply of electricity by OPC. OPC is required to supply the electricity, and is entitled to payment from Partner Communications in accordance with the quantity of electricity that the consumers consume in accordance with the tariff set in the agreement.  The agreement is not subject to an undertaking by Partner Communications to purchase a minimum quantity of electricity or to sign-on a minimum number of consumers. However, the agreement provides for an undertaking by Partner Communications not to sign-on or supply electricity to its customers from any source other than through OPC, so long as a certain number of its customers has not signed-on to OPC in accordance with the agreement. The agreement sets a maximum number of household electricity consumers that can be signed-on to OPC, and a maximum hourly consumption in relation to small- and medium-size businesses, or SMBs, unless it is agreed otherwise by Partner Communications and OPC. The agreement is effective from April 1, 2024 to March 31, 2030, subject to early termination provisions.

United States

The CPV Group’s projects mainly sell electricity and capacity to the PJM, NY-ISO and ISO-NE wholesale markets.

Keenan (a consolidated company in the renewable energy field) entered into a long-term PPA in 2010 for 20 years with a utility company in relation to the project’s sources of income. Similarly, the power plants of Mountain Wind (a consolidated subsidiary in the renewable energy field which completed the acquisition of four power plants in wind energy in 2023) entered into PPAs as discussed above.

The CPV Group’s projects under development are expected to sell their energy, capacity and RECs in the wholesale market or directly to consumers through long-term PPAs. Similarly, Mountain Wind (a consolidated subsidiary in the renewable energy field) entered into a series of PPAs, and Maple Hill has also entered into a PPA. In addition, one of the solar projects, Backbone, that is in the advanced development stages, with a total capacity of about 179 MWdc, received a connection agreement to the grid from PJM and signed a 10-year PPA agreement for 90% of the energy and SRECs. The remaining 10% of the project’s capacity is expected to be used to supply CPV Group’s retail energy customers or sold in the spot market.

OPC’s Raw Materials and Suppliers

Israel

OPC’s power facilities utilize natural gas as primary fuel, and diesel oil and crude oil as backups (except for Kiryat Gat which uses only natural gas). OPC’s active power plants acquire natural gas mainly the Karish Reservoir (which is held by Energean and which commenced commercial operations in March 2023) as described below and from the Tamar Group. In 2023, OPC started purchasing large quantities of natural gas from the Karish Reservoir. The Tamar Reservoir was shut down for a period of time as a result of the War. There were no changes to the activity of the Karish Reservoir due to the War.  However, the Karish Reservoir was shut down for approximately 28 days due to planned maintenance and during this period was operating on a partial basis. In addition, the Leviathan Reservoir continues supplying gas to the Israeli economy. The continued operation of the Karish Reservoir and the Leviathan Reservoir is significantly affected by the scope of the War and the deterioration in security situation in Israel, especially in the north. While the Tamar Reservoir was shut down, OPC purchased natural gas mainly from Energean, and also through short-term agreements and occasional transactions in the secondary market. During this period there was no material change in OPC’s natural gas costs compared with prior to the War. Any natural gas shortage or disruption to the supply of natural gas from the Karish Reservoir (without activating compensating arrangements under covenant 125, as described below) may have a material adverse effect on OPC’s natural gas costs.

In connection with OPC’s on-site facilities, the required gas is expected to be purchased as part of the agreements in which OPC had engaged and/or will engage. The Sorek 2 facility is expected to purchase some of the natural gas required for its operation from the Leviathan Reservoir as part of its arrangements with the Desalination Facility.  The remaining gas quantities that will be required for the operation of the generation facility are expected to be purchased through gas purchase agreements into which OPC has entered and/or will enter. From time to time, OPC may enter into additional gas sale and purchase agreements for its operations in the respective area of activity, and/or as an auxiliary part of the electricity and energy generation and supply activity. OPC is entitled to a refund for the incremental cost of using diesel for these periods.

OPC-Rotem, OPC-Hadera and the Tzomet power plants are dual-fuel electricity producers that can operate using both natural gas and diesel fuel subject to adjustments. In 2023, OPC-Rotem, OPC-Hadera and Tzomet had negligible operations in diesel fuel (only for periodic testing purposes). OPC-Hadera and Tzomet power plants are subject to “covenant 125” which deals with natural gas shortages in Israel, and which prescribes, among other things, that the System Operator has power to issue guidance on the use of diesel fuel in the electricity sector at times of gas shortages, and that according to such guidance of the System Operator, an electricity producer using diesel fuel shall be compensated in respect of the difference between the cost of production using diesel fuel and the cost of production using gas, which is known to the producer. OPC believes, based on past experience, that covenant 125 also applies to the OPC-Rotem power plant and disagrees with the EA’s position that this is not the case.

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

OPC-Rotem and OPC-Hadera have also entered into agreements with Energean, which has the leases to the Karish and Tanin natural gas fields, for purchase of natural gas by them. According to the terms and conditions in the agreements, the total original basic quantity of natural gas, Rotem and Hadera were expected to purchase is approximately 5.3 BCM for Rotem and approximately 3.7 BCM for Hadera (the “Total Basic Contractual Quantity”). The agreements include, among other things, a take or pay mechanism, whereby OPC-Rotem and OPC-Hadera have undertook to pay for a minimum quantity of natural gas even if they have not used it. The price of the natural gas in the agreements with Energean is denominated in U.S. Dollars and is based on an agreed formula, which is linked to the electricity generation component and includes a minimum price.

OPC-Rotem and OPC-Hadera paid the minimum price during 2021 (excluding two months for OPC-Rotem and one month for OPC-Hadera). OPC-Hadera’s and OPC-Rotem’s gas prices were at the minimum price until January 2022 (OPC-Rotem) and February 2022 (OPC-Hadera), and were above the minimum price for the remainder of 2022. In 2023, the gas price in the OPC-Rotem Tamar agreement was equal to the minimum price over 8 months in total. For OPC-Rotem, the effect of changes in tariff on profit margins depends on the US/NIS exchange rate fluctuations. In 2023, OPC-Hadera’s gas price was higher than the minimum price. In addition, in 2024, if there will be no changes to the generation component, OPC-Hadera’s gas price is expected to be higher than the minimum price. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC’s profitability depends on the EA’s electricity rates and tariff structure.”

Tzomet is also party to a gas supply agreement as described under “—Tzomet” above.

In addition, OPC is dependent on INGL which is the sole transmitter of natural gas in Israel. For example, in March 2013, an agreement was signed between the Gat Partnership and INGL for transmission of natural gas to the Gat Partnership’s facilities. The agreement was amended in November 2016 in order to allow the piping of gas to the power plant, as planned at the time. To this end, changes were made to the gas infrastructure and the commercial terms and conditions. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of OPC-Rotem, OPC-Hadera and Tzomet with INGL. The agreement term is 15 years from the gas piping date, including a 5-year extension option, subject to advance notice, under terms and conditions that are customary in gas transmission agreements signed by INGL at that time.  Under the agreement, partial connection fees were defined in respect of the connection planning and procurement. Upon the completion of the purchase of the power plant by OPC, the Transmission Agreement was assigned to OPC. Pursuant to the agreement, Gat Partnership is required to provide a guarantee for the benefit of INGL or choose an alternative arrangement, and  Gat Partnership has provided INGL a guarantee. As of December 2022, the piping to natural gas to Tzomet started.

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

Services Agreements, Equipment Agreements and EPC Contracts

The operating companies of CPV projects mostly enter into long-term operating and maintenance agreements and services agreements with original equipment manufacturers and third-party suppliers for the maintenance and operation of the project facilities’ equipment. In connection with the projects under construction, CPV also enters into general purchase agreements and equipment supply agreements with original equipment manufacturers, as well as engineering and procurement contracts, including identifying and assembling special equipment in certain facilities.

In respect of the Renewable Energy operations, on March 10, 2022, CPV entered into a framework purchase agreement of solar panels for a total capacity of approximately 530 MWdc. According to the agreement, the solar panels are supplied based on purchase orders delivered by CPV during 2023-2024. CPV has paid a down payment for the purchase, to the solar panels supplier. CPV has a right of early termination on certain dates, for partial payments to the supplier based on the date of such early termination. The agreement further includes, among others, provisions regarding quantities, model, manner of delivery of the panels and termination. The overall cost of the agreement may total approximately $185 million (assuming purchase of the maximum quantity). The agreement is planned to be used for CPV’s solar projects in development stages with a total capacity of 530 megawatts. Since its execution, the agreement has been amended to, among other things, reallocate the total volume of panels among the CPV Group’s solar projects and increase the number of installment payments with respect thereto.

In 2023, the CPV Group started receiving deliveries of the solar panels. All panels that were allocated to Maple Hill and Stagecoach under the agreement have been delivered by the supplier. In addition, the solar panels allocated to Backbone under the agreement have been ordered with the corresponding deliveries set to be begin in the first half of 2024.

CPV Group receives credit from most of its suppliers for a period of approximately 30 days.

OPC’s Competition

Israel

Within Israel, OPC’s major competitors are the IEC and private power generators, such as Dorad Energy Ltd., Dalia, Rapac-Generation, Shikun & Binui Energy and the Edeltech Group, who, as a result of government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity. In 2022, the energy effectively generated by the power plants owned by OPC-Rotem and OPC-Hadera was 4.08 TWh, constituting about 5.3% of the total energy generated in Israel, and about 10.8% of the energy generated by independent power producers in Israel during that year (including renewable energies).

In February 2021, the EA made a decision regarding the determination of an arrangement for suppliers that do not have means of generation and revised the standards for existing suppliers, in order to gradually open supply in the electricity sector to new suppliers and supply to household consumers. As part of the decision, the EA determines standards and tariffs that will apply to suppliers that do not have means of generation and that will allow them, subject to receipt of a supply license and provision of security, to purchase energy from the System Operator for their consumers. The pricing will be based on a component that is based on the SMP price and components that are impacted by, among other things, the consumption at peak demand hours. The arrangement for suppliers that do not have means of generation is limited to a quota that was provided in the principles of the arrangement and customers having a consecutive meter only (approximately 36,000 household customers and about 15,000 household industrial/commercial customers). In addition, for purposes of opening supply to competition, as part of the decision the EA revised the standards for suppliers regarding, among other things, the manner of assigning the consumers to a private supplier, the manner of concluding transactions, moving from one supplier to another and payments on the account.

In 2021, the possibility of operating in the supply of electricity was opened, even without means of generation (virtual supply). This led to the entry of new players who were not yet active in the Israeli electricity market, and who have received a supply license. In addition, due to gradual adoption of ESG standards, there is a significant gradual increase in demand for electricity from renewable sources, in addition to electricity from uninterrupted and reliable sources such as natural gas. From 2024, following the commencement of the implementation of the market model regulation in the distribution segment, virtual suppliers will also be allowed to sell electricity generated using renewable energies to end customers. In OPC’s opinion, this will further intensify the competition in the supply segment. As of March 2023, the main actors in the renewable energy supply segment are EDF Energies Israel Nouvelles Ltd., Meshek Energy Ltd., Shikun & Binui Energy Ltd., and Enlight Ltd.

From 2023, the electricity supply segment has included a retail channel, comprising the marketing of electricity to many end customers, the provision of services and ongoing management of customer accounts in an appropriate manner. At least regarding small customers (households and small businesses), players in this channel include mainly communications companies, utility companies, and other entities with experience and relative advantages in distribution to end customers (for example, Cellcom and Amisragas).

United States

CPV operates in a highly competitive market. Natural gas, solar, and wind projects account for over 90% of new capacity under construction in the U.S. with significant competition among independent power producers and renewable project developers. Independent power producers compete with CPV in selling electricity and capacity to the wholesale electrical grid. In addition, the competitors can also sell electricity to third-party customers by entering into PPAs. Despite the fact that CPV’s power plants are more efficient compared to the market average and hence they have lower costs compared to other conventional gas-fired power plants, competition posed by other production sources, and the use of other technologies may have an adverse effect on electricity prices and capacity, and as a result have a negative effect on CPV Group’s revenues. CPV believes that the CPV Group project’s share of the total capacity in their respective markets are not significant which allows for significant growth.

In addition, CPV’s other competitors in the U.S. energy market include generators of different technology types, such as coal, oil, hydroelectric, nuclear, wind, solar and other types of renewable energies. Some of the generators in different markets is owned and operated by supervised electricity companies, venture capital funds, banks and other financial entities.

The main competitors in the field of energy supply are local electric utility companies, independent power producers, and other suppliers that produce decentralized electricity off the grid and there may be a difference in terms of capabilities, energy sources, and nature of activity, depending, inter alia, on the relevant electricity market. Companies that compete with the CPV Group in the field of energy supply are independent power companies engaged in the generation of energy, and other suppliers engaged in supply of energy. CPV invests in developing new projects using a range of technologies in a range of markets while using various types of contracts in order to improve its ability to compete with existing producers and other competitors, and in order to diversify the risks. In addition, CPV has internal organizational capabilities in all key areas of external and government relations, commodities marketing and trade, finance, licensing, and operations that allow its strategy to develop rapidly and efficiently.

OPC’s Seasonality

Israel

Revenues from the sale of electricity are seasonal and impacted by the “Time of Use” (or “TAOZ”) tariffs published by the EA. As updated by the EA’s decision , the seasons are divided into three in accordance with the resolution of the Israeli Electricity Authority to update the demand hours clusters in 2023, as follows: (i) summer—June to September; (ii) winter—December, January and February; and (iii) transition season—March to May and October to November.

The following table provides a schedule of the weighted EA’s generation component rates for 2024 based on seasons and demand hours, published by the EA.

		Weighted production rate (AGOROT per kWh)
Season	Demand Hours	January 2023	February to March 2023	April 2023—January 2024	February 2024
Winter	Off—peak	19.66	19.42	19.16	18.98
	Mid-peak	-	-	-	-
	On-peak	73.75	72.85	71.87	71.17
Spring or Fall	Off—peak	18.87	18.64	18.38	18.21
	Mid-peak	-	-	-	-
	On-peak	29.54	22.27	21.97	21.76
Summer	Off—peak	23.07	22.79	22.49	22.27
	Mid-peak	-	-	-	-
	On-peak	118.5	117.05	115.48	114.35
Weighted Average Rate		31.19	30.81	30.39	30.07

In general, tariffs in the summer and winter are higher than during transitional seasons. The cost of acquiring gas, which is the primary cost of OPC, is not influenced by the tariff seasonality.

For further information on the seasonality of tariffs in Israel, see “—Industry Overview—Overview of Israeli Electricity Generation Industry.”

The following table provides a summary of OPC’s revenues from the sale of electricity, by season (in NIS millions) for 2022 and 2023. These figures have not been audited or reviewed.

	2022 (NIS millions)	Revised DHCs*	2023 (NIS millions)
Summer (2 months)	338	Summer (4 months)	982
Winter (3 months)	458	Winter (3 months)	495
Transitional Seasons (7 months)	838	Spring and fall (5 months)	688
Total for the year	1,634	Total for the year	2,165

United States

The revenues from generation of electricity are seasonal and are impacted by weather. In general, in natural gas-fueled power plants, profitability is higher during the highest and lowest temperatures of the year, which often coincides with summer and winter. In view of the effects of seasonality, generally, the preference is to conduct maintenance works in power plants, to the extent possible, during the autumn and spring, in which demand for electricity is relatively low. The profitability of renewable energy electricity production is subject to production volume, which varies based on wind and solar operations’ patterns as well as electricity price, which tends to be higher in winter unless the project is engaged in advance in a contract for a fixed price.

Forward Capacity Obligations: PJM and ISO-NE’s capacity markets include “bonuses” and “penalties” imposed based on operating performance of the facilities during pre-defined emergency events. If a facility is unavailable during the emergency event, penalties could have a material negative financial impact to the project.

OPC’s Property, Plants and Equipment

Israel

For summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2023, see “—Our Businesses—OPC—Operations Overview—OPC’s Description of Operations—Israel.”

OPC leases its principal executive offices in Israel. OPC owns all of its power generation facilities.

As of December 31, 2023, the consolidated net book value of OPC’s property, plant and equipment was $1,713 million.

The table below sets forth a summary of primary land plots owned or leased by OPC, or that OPC has right of use in, in which OPC operates (1 dunam = 1000m2).

Site	Location	Right in Asset	Area and Characteristics
Real estate held through Rotem
Land on which the Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Real estate held through Hadera
Hadera Energy Center and the Hadera power plant (including emergency road)	Hadera	Rental	About 30 dunams (Power Plant and Hadera Energy Center)
Real estate (including options for land) held by Hadera for Hadera 2
Hadera Expansion—Land near the area of the Hadera Power Plant	Hadera	Rental option through the end of 2028	About 68 dunams
Land Agreement of Rotem 2
Land near to space on which Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Land held by Tzomet (through Tzomet HLH General Partner Ltd. and Tzomet Netiv Limited Partnership)
Land on which Tzomet is situated	Plugot Intersection	Tzomet Netiv Limited Partnership—(by force of a development agreement with Israel Lands Authority)—Lease	About 85 dunams
Right-of-use of the land for Sorek 2
Land on which Sorek 2 is being constructed	Sorek 2 Desalination Facility	Right of use	About 2 dunams
Land held through Kiryat Gat
Land on which Kiryat Gat is being constructed	Kiryat Gat	Ownership	About 12 dunams

United States

In general, the land on which the projects are situated (both the active projects and the projects under construction) is held in a number of ways—ownership, lease with use right, under a permit and licenses. In some cases, the facilities themselves are located on owned land, where there are easements in land surrounding the facility for purposes of interconnection and transmission. In addition to the project lands, CPV leases office space for use by the headquarters in Silver Spring, Maryland, Sugar Land, Texas, and in Braintree, Massachusetts pursuant to multi-year lease agreements.

CPV plants in commercial operation

Site	Location	The right in the property	Area and characteristics	Expiration date of right
Conventional Energy Projects
Shore
Land on which the Shore power plant was constructed	Middlesex County, New Jersey	Ownership	About 111,290 square meters (28 acres)	N/A
Maryland
Land on which the Maryland power plant was constructed	Charles County, Maryland	Ownership / easements / licenses and permits / authority	About 308,290 square meters (76 acres)	N/A
Valley
Land on which the Valley power plant was constructed	Wawayanda, Orange County, New York	Substantive Ownership(1) / easements or permits	About 121,406 square meters (30 acres)	N/A
Towantic
Land on which the Towantic power plant was constructed	New Haven County, Connecticut	Ownership / easements	About 107,242 square meters (26 acres)	N/A
Fairview

Land on which the Fairview power plant was constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / easements	About 352,077 square meters (87 acres)	N/A
Three Rivers
Land on which the Three Rivers power plant was constructed	Grundy County, Illinois	Ownership / easements	About 485,623 square meters (120 acres)	N/A
Renewable Energy Projects
Keenan II
Land on which the Keenan II wind farm was constructed	Woodward County, Oklahoma	Contractual easements	Rights to land and the equipment	December 31, 2040
Mountain Wind
Land on which the CPV Mountain Wind wind farms were constructed (information is aggregated for the four wind farms of Mountain Wind)	Franklin, Oxford and Waldo Counties, Maine	Contractual easements and leases	Approx. 15,000,000 square meters (3,700 acres)	Forty years (Thirty years for 20% of Spruce Mountain) Various 2046—2055
Maple Hill
Land on which the Maple Hill power plant was constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / easements	About 3,063,470 square meters (757 acres, of which 11 acres are leased)	With regard to the leased area December 1, 2058
Stagecoach
Land on which the Stagecoach power plant is being built	Macon County, Georgia	Lease Agreement	Approx. 2,541,426 m² (628 acres)	May 22, 2042 with option to extend for an additional 20 years
Land on which the Backbone power plant will be built	Garrett County, Maryland	Lease agreement	Approximately 2,559 acres	The earlier of March 31, 2025 or commencement of the operating period, plus an option to extend by five consecutive periods of seven years during operations.
________________________________
(1)	This land is held for the benefit of Valley, which is entitled to transfer it to its name.

Insurance

OPC and its subsidiaries, including CPV, hold various insurance policies in order to reduce the damage for various risks, including “all-risks” insurance. OPC’s sites (similar to most private business activities in Israel) could be exposed to physical damage as a result of the War in Israel. The existing insurance policies maintained by OPC and its subsidiaries may not cover certain types of damages or may not cover the entire scope of damage caused (and such policies include deductibles and exceptions as customary in the areas of activity). In addition, OPC or CPV may not be able to obtain insurance on comparable terms in the future. Insurance policies for OPC-Rotem, OPC-Hadera will expire at the end of July 2024. Insurance policies for Tzomet will expire at the end of May 2024 and for Kiryat Gat—at the end of April 2024. OPC and its subsidiaries, including CPV, may be adversely affected if they incur losses that are not fully covered by their insurance policies.

Employees

Israel

As of December 31, 2023, in Israel, OPC had a total of 169 employees, of which 114 employees are in the OPC Israel division (including plant operation, corporate management, finance, commercial and other), and 55 are at OPC’s headquarters. Substantially all of OPC’s employees are employed on a full-time basis.

The table below sets forth breakdown of employees in Israel by main category of activity as of the dates indicated:

	As of December 31,
	2023	2022	2021
Number of employees by category of activity:
Headquarters	55	50	34
Plant operation, corporate management, finance, commercial and other	114	100	86
OPC Total (in Israel)	169	150	120

Most of OPC-Rotem and OPC-Hadera power plants’ operations employees are employed under collective employment agreements. OPC-Rotem is currently negotiating with its employees the engagement in a revised collective agreement to come into force immediately upon the end of the term of the said agreement. The term of the OPC-Rotem collective agreement ended on March 31, 2023, and a revised collective agreement was signed in respect of OPC-Rotem’s employees for a period of four years until March 31, 2027. Approximately 70 of the employees in OPC-Hadera are employed under a collective agreement which was signed in December 2022 and will be in effect through March 2026.

United States

As of December 31, 2023, CPV had a total of 150 employees. In general, CPV does not enter into employment contracts with its employees. All employees of CPV are “at-will” employees and are typically not physically present at the project companies facilities. Rather, day-to-day operations at the project facilities are performed by contractors who are employed directly by the applicable O&M service providers.

Shareholders’ Agreements

OPC Israel

A shareholders’ agreement is in place between OPC and Veridis regarding OPC Israel. The shareholders’ agreement regarding OPC Israel includes customary terms and conditions, including, inter alia provisions regarding shareholder meetings, rights to appoint directors (such that OPC, as the controlling shareholder, has the right to appoint the majority of directors), shareholder rights in case of share allocation.

In addition, the shareholders’ agreement grants Veridis veto rights in connection with certain material decisions regarding OPC Israel, including: (i) changing the incorporation papers so as to adversely affect or change Veridis’ rights and obligations; (ii) liquidation; (iii) extraordinary transactions (as the term is defined by the Israeli Companies Law -1999) with related parties, with the exception of the exceptions set forth; (iv) entry into new substantial projects that are not included in OPC Israel’s area of activity; (v) restructuring or a merger as a result of which OPC Israel is not the surviving company, subject to the exception set forth in the case of a drag-along sale; (vi) appointing an independent auditor to OPC Israel or a material subsidiary thereof that is not one of the “Big Five” CPA firms; and (vii) approval of a transaction or project in which the planned investment amount is highly material, in accordance with criteria set forth, and subject to exceptions.

The agreement provides for additional rights in the event of the sale of OPC Israel’s shares held by any of the parties, such as the right of first refusal, the tag-along right, the drag-along right—all in accordance with the terms and conditions set forth.

An amendment to the shareholders’ loan agreement was signed as part of the Veridis transaction, such that OPC Israel provided to OPC-Rotem (whether directly or indirectly) NIS 400 million (approximately $118 million) for repayment purposes as stated above, and provisions were set regarding the repayment of the Shareholder Loans in the future, taking into account OPC-Rotem’s free cash flow in accordance with provisions of the agreement.

CPV-related OPC Partnership Agreement

In October 2020, OPC signed a partnership agreement with three institutional investors in connection with the formation of OPC Power (the “Partnership”) and acquisition of CPV by the Partnership. OPC is the general partner and owns 70% of the Partnership interests. The limited partners of the Partnership are: OPC (70% interest; directly or through a subsidiary), Clal Insurance Group (12.75% interest), Migdal Insurance Group (12.75% interest) and a company from the Hapoalim Capital Markets Group (4.5% interest) (together, the “Financial Investors”). The percentages above do not include participation rights in the profits allocated to the CPV managers. The total investment commitments and shareholder loans of all the partners amount to $1,215 million, based on their respective ownership interests, representing commitments for acquisition consideration, as well as funding of additional investments in CPV for implementation of certain new projects being developed by CPV. In September 2021, the Financial Investors confirmed their participation in an additional undertaking to invest in developing and expanding CPV’s operations, each according to their proportional share, an additional $400 million. In 2023, CPV and the Financial Investors invested in the equity of the Partnership OPC Power (both directly and indirectly) a total of approximately $150 million, and extended it approximately $45 million in loans, respectively, based on their stake in the Partnership. As of March 22, 2024, total investments in the Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to approximately $927 million, and approximately $339 million, respectively. In March 2023, CPV and the Financial Investors approved their participation in a facility for an additional investment commitment for backing guarantees that were or will be provided for the purpose of development and expansion of projects - each based on its proportionate share, as outlined above, for a total of approximately $75 million. In September 2023, after utilizing the entire investment commitment and the shareholder loans advanced, the facility was increased by $100 million, in accordance with each partner’s proportionate share (the CPV’s share in the facility is $70 million). As of March 22, 2024, the total balance of investment undertakings and shareholders’ loans advanced by all partners under the facility is estimated at approximately $100 million (excluding the guarantee facility).

The general partner of the Partnership, an entity wholly-owned by OPC, manages the ownership of CPV, with certain material actions (or actions which may involve a conflict of interest between the general partner and the limited partners) requiring approval of a majority or special majority (according to the specific action) of the institutional investors which are limited partners. The general partner is entitled to management fees and success fees subject to meeting certain achievements. There are limits on transfers of partnership interests, with OPC not permitted to sell its interest in the Partnership for a period of three years (except in the case of a public offering by the Partnership), tag along rights for the Financial Investors, drag along rights, and rights of first offer (ROFO) for OPC and the Financial Investors in the case of transfers by the other party. OPC and the Financial Investors have entered into put and call arrangements, with the Financial Investors being granted put options and OPC being granted a call option (if the put options are not exercised), with respect to their holdings in the Partnership. These options are exercisable after 10 years from the date of the CPV acquisition and to the extent that up to such time the Partnership rights are not traded on a recognized stock exchange.

Legal Proceedings

For a discussion of other significant legal proceedings to which OPC’s businesses are party, see Note 18 to our financial statements included in this annual report.

Industry Overview

Overview of Israeli Electricity Generation Industry

Electricity generation and supply in Israel

In general, the Israeli electricity market is divided into four sectors: the (i) generation sector, (ii) transmission sector (transmitting electricity from generation facilities to switching stations and substations through the electricity transmission grid), (iii) distribution sector (transmitting electricity from substations to consumers through the distribution grid including high voltage and low voltage lines), and the supply sector (sale of electricity to private customers). None of the actions provided in the Electricity Sector Law shall be carried out except pursuant to a license, subject to legal restrictions, and in accordance with activity in each of the segments requiring a relevant license. As of December 31, 2022, the installed electricity production capacity in Israel (of the IEC and independent producers) was 17,434 MW excluding renewable energies, and approximately 4,800 MW of renewable energies, with actual generation constituting approximately 10.1% of total actual consumption in the economy in 2022. According to publications of the EA, the annual rate of increase in demand for electricity in 2023 is expected to be at less than 1%. According to the Electricity Sector Status Report, in 2022 the sectoral generation amounted to 76.9 TWh; in 2025, the annual generation forecast is expected to be 81.7 TWh. In 2023, the EA reviewed key points of progress in the renewable energy market, and stated that at the end of 2023 the rate of actual consumption of renewable energy in the Israeli economy was 12.5%; the rate of renewable energy installed capacity out of total capacity in Israel as of the end of 2023 was 24.4%.

The Israeli electricity market includes a number of key players: the EA, the IEC, Noga, the Ministry of Energy and Infrastructures (the “Ministry of Energy”), independent power producers and suppliers and electricity consumers.

The Ministry of Energy oversees of the energy and natural resources markets of Israel, including electricity, fuel, cooking gas, natural gas, energy conservation, oil and gas exploration, etc. The Ministry of Energy regulates the public and private entities involved in these fields. In addition, the Minister of Energy has powers under the Electricity Sector Law, including regarding licenses and policy setting on matters regulated under the Law. The EA reports to the Ministry of Energy and operates in accordance with its policy. The EA has the power to issue licenses in accordance with the Electricity Sector Law, to supervise license holders (including private license holders), to set tariffs and criteria for the level and quality of service required from an “essential service provider” license holder. Accordingly, the EA supervises both the IEC and Noga as well as independent power producers and suppliers. According to the Electricity Sector Law, the EA is authorized to determine the electricity tariffs in the market (including the generation component) based, among other things, on the IEC’s costs that are recognized by the EA.

The IEC supplies electricity to most of the customers in Israel in accordance with licenses granted to it under the Electricity Sector Law, and transmits and distributes almost all of the electricity in Israel. In general, the IEC is responsible for the installation and reading of the electricity meters of electricity consumers and generators and for transfer of the information to Noga and suppliers in accordance with the decisions of the EA. Noga is a government company, whose operations commenced in November 2021, and is in charge of the management of the electricity system in the generation and transmission segments, including constant balancing out between the supply of electricity and the demand for planning of the transmission system, including, among other things, drawing up a development plan for the transmission and generation segments. Pursuant to the Electricity Sector Law, the IEC and Noga are each defined as an “essential service provider” and as such, they are subject to the criteria and tariffs set by the EA. As of 2022, the IEC’s share amounted to 51.5% in the generation segment and 69% in the supply segment.

According to the Electricity Market Report, as of 2022, independent power producers (including OPC power plants), including those using renewable energy, active in Israel have an aggregate generation capacity of approximately 11,706 MW, constituting 53% of the total installed generation capacity in Israel. According to Electricity Market Report, at the end of 2025 (the end of the IEC Reform), the market share of the independent power producers, including renewable energies, is expected to amount to approximately 66% of the total installed capacity in the sector. In generation terms, in 2025 the market share of the independent power producers (including OPC power plants), and including renewable energies, is expected to amount to approximately 60% of the total generation in the market.

The generation component and changes in the IEC’s costs

In accordance with the Electricity Sector Law, the EA determines the tariffs, including the rate of the IEC electricity generation component, in accordance with the costs principle and the other considerations provided for in the Electricity Sector Law, as applied by the EA. The generation component is based on, inter alia, the IEC’s fuel costs, comprising mainly of the IEC’s gas and coal costs, the costs of purchasing electricity from independent producers, the IEC’s capital costs, and the EA’s policy on classification of costs to either the generation component and the IEC’s system costs or the recognition of such costs of the IEC. The generation component may also change based on the IEC’s other expenses and revenues and may also be affected by other factors, such as, sale of power plants as part of the IEC Reform.

Under the agreements with the private customers, OPC charges its customers the load and time tariff (the “DSM Tariff”), net of the generation component discount. Since the electricity price in the agreements between OPC-Rotem, OPC-Hadera and Kiryat Gat (and of the generation facilities) and their customers is impacted directly by the generation component (such that a decline in the generation component would generally decrease the profitability and vice versa) and the generation component is the linkage base for the natural gas price in accordance with the gas supply agreements of OPC in Israel (subject to a minimum price), OPC is exposed to changes in the generation component, including, among other things, changes in the generation costs and the energy acquisition costs of the IEC, including the price of coal and the IEC’s gas cost. In addition, OPC is exposed to changes in the methodology for determining the generation component and recognizing IEC costs by the EA. In general, an increase in the generation component has a positive effect on OPC’s results.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the EA. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. Acquisition of the gas, which constitutes the main cost in this business operations, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets). The hourly demand brackets change the breakdown of OPC revenues over the quarters in such a manner that it increases the summer months (and mainly the third quarter) at the expense of the other quarters, and particularly the first and fourth quarters. The summer on-peak (August) high voltage tariff for 2023 indicates that the generation component in 2023 accounted for about 91% of TAOZ. In addition, the TAOZ includes system costs at the rate of 7% and public utilities at the rate of about 2%.

On January 1, 2023, an annual update of the tariff for 2023 came into effect for the IEC’s electricity consumers. In accordance with the resolution, the high cost of coal was the main reason for the increase in electricity tariffs. In accordance with the update, the generation component stood at NIS 0.312 per kWh, a 0.6% decrease compared to the generation component that applied in the last few months of 2022. On February 1, 2023, the EA resolution to revise the costs recognized to the IEC and Noga and the tariffs paid by electricity consumers came into effect. This came into effect after the Ministry of Finance signed, on January 23, 2023, orders that extend the reduction in the purchase tax and excise tax rates applicable to coal, such that the reduction shall be in effect through the end of 2023. Pursuant to the resolution, a further update to the generation component for 2023 came into effect, whereby the generation component was changed to NIS 0.3081 per kWh, approximately 1.2% decrease compared to the tariff set on January 1, 2023. At the beginning of March 2023, a hearing was published in connection with the revision of the costs recognized to the IEC and the tariffs paid by electricity consumers, following the decline in coal prices, and increase in other costs. The tariff of NIS 0.3081 which came into effect on April 1, 2023 was reduced by approximately 1.4% from the tariff set in February 2023 to NIS 0.3039.

An update to the hourly demand brackets, which became effective from January 2023, had a negative impact on our results from Israel activities and caused a change in the seasonality of our revenues, which resulted in a significant increase in our results during the summer period at the expense of the other months of the year (particularly the first quarter).

On February 1, 2024, an annual update of the tariff for 2024 came into effect for the IEC’s electricity consumers. According to the decision, the generation component was updated to NIS 0.3007 per KWh, a decline of 1.1%, mainly due to the excess proceeds expected from the sale of the Eshkol power plant, which led to a reduction in the generation segment. Furthermore, as part of the resolution regarding the updating of the tariff, and according to a decision about the designation of proceeds from the sale of Eshkol, the surplus proceeds from the sale will be first used to cover costs incurred during the War, including diesel fuel costs, and only then will the surplus proceeds be used to cover past one-off costs.

Updates in the demand hour clusters

On August 28, 2022, the EA also published a resolution amending the demand hour clusters in order to, according to the publication, adjust the structure of the DSM tariff, such that it integrates a significant portion of solar energy and storage. According to the published resolution, the following key revisions were set: (i) changing peak hours from the afternoon to the evening; (ii) increasing the number of months during which peak time applies in the summer to from two months to four months; (iii) increasing the difference between peak time and off-peak time; and (iv) defining a maximum of two clusters for each day of the year (without the mid-peak cluster that was in force until the resolution went into effect). Changing the hour categories in accordance with the decision is expected to increase the tariffs paid by the household consumers and decrease the tariffs paid by DSM tariff consumers.

In accordance with the resolution, the revised tariff structure came into force with the revision of the tariff for consumers for 2023. The resolution also stipulated that in view of the frequent changes in the sector and the need to reflect the appropriate sectoral cost, the hour clusters shall be updated more frequently, in accordance with actual changes.

The revision of the demand hour clusters had a negative effect on OPC’s results, mainly in view of the consumption profile of OPC’s customers (who are mostly industrial and commercial customers), which generally have low level of consumption fluctuations during the day compared to the sectoral consumption profile as reflected in the tariffs and regulations set as part of the revision for off-peak and on-peak hours.  In addition, a change of the demand hour clusters changes the breakdown of OPC’s revenues and profits from its operations in Israel between the different quarters, such that revenues and profits in the summer (June-September), and mainly the third quarter, increase at the expense of the other quarters.

The IEC Reform and development of the private electricity market in Israel

The entrance of the independent power producers and suppliers has led to a significant decrease in the IEC’s market share in the sale of electricity to large electricity consumers (high and medium voltage consumers). The market share of independent producers in the generation and supply segments is expected continue to grow in coming years as a result of, inter alia, construction of power plants by independent producers (using natural gas and renewable energies), and as a result of the IEC Reform, which includes the sale of power plants and their transfer from the IEC to independent producers, and imposed limitations on the IEC with respect to construction of new power plants, as well as a result of opening the supply segment to competition, including providing licenses to suppliers without generation means and the resolution regarding smart meters installation rules.

The following table presents data on the share of independent power producers and the IEC in the electricity market, as well as renewable energy production in 2021 and 2022, as published by the EA.

	December 31, 2021		December 31, 2022
	Installed Capacity (MW)	% of Total Installed Capacity in the Market	Installed Capacity (MW)	% of Total Installed Capacity in the Market
IEC	11,615	54%	10,527	47%
Independent power producers (without renewable energy)	6,231	29%	6,907	31%
Renewable energy (independent power producers)	3,656	17%	4,799	22%
Total in the market	21,502	100%	22,233	100%

	Energy generated (thousands of MWh)	% of total energy produced in Israel	Energy generated (thousands of MWh)	% of total energy produced in Israel
IEC	38,223	52%	39,224	51%
Independent power producers (without renewable energy)	30,077	41%	30,155	39%
Renewable energy (independent power producers)	5,674	7.7%	7,506	9.7%
Total in the market	73,975	100%	76,886	100%

Set forth below are data about the distribution of consumers between private suppliers and the default supplier (in accordance with the IEC’s data):

Pursuant to the IEC Reform, an 8-year plan was formed, under which the IEC was required, among other things, to sell certain generation sites (including the Eshkol, which is under a process of completing a sale to an independent producer)), and the system operation activities will be spun off from the IEC and executed by a separate government company. Accordingly, Noga started operating as an entity separate to the IEC in November 2021.  The  Reading power plant, was also supposed to be sold as part of the IEC Reform; a government taskforce was set up, which considered alternatives to such power plant in order to secure the supply of electricity to Gush Dan. A final decision as to the selected alternative is expected to be made in July 2024.

In May 2023, OPC submitted, through a joint special-purpose corporation, held in equal parts by OPC Power Plants and a corporation held by the Noy Fund ("OPC Eshkol"), a bid to purchase the Eshkol Power Plant as part of an IEC tender. In June 2023, OPC was notified that the Tenders Committee declared that an offer submitted by Eshkol Power Energies Ltd. is the winning offer in the Tender, and that OPC Eshkol was declared a "second qualifier" according to the tender documents. Since the winning bidder did not complete the signing of the acquisition agreement, in July 2023, the IEC announced the cancellation of the tender, and its decision to hold a new tender between the bidders that took part in the first bid (and which includes a minimum price of NIS 9 billion (approximately $2 billion) (the "Tender"). In August 2023, OPC Eshkol filed an administrative petition to the Tel Aviv Administrative Court. On September 14, 2023, the Administrative Court rejected the petition. OPC Eshkol did not submit a bid as part of the tender that took place on October 30, 2023.

Forecast of potential growth in natural gas in the Israeli electricity market

According to the hearings and resolutions of the EA, four gas-powered conventional generation units are expected to be constructed, including the unit that is expected to be constructed as part of the Sorek tender, with a capacity of up to 900 MW, the replaced generation unit in the Eshkol site with a capacity of up to 850 MW, and two conventional units with a capacity of up to 900 MW each.

The assessment as to the growth potential in natural gas generation units in the upcoming decade is conditional upon compliance with the renewable energy targets. According to external data available to OPC, OPC believes new natural gas generation capacity of 5,400 to 9,000 MW will be required between 2030 and 2040.

In September 2022, Noga published a long-term demand forecast for 2022-2050, according to which the demand is expected to increase by 3.1% per year by 2030 and 3.7% in 2030-2040, based mainly on growth forecasts in connection with the introduction of electric vehicles into Israel.

Virtual supply—Opening of the supply segment to suppliers without means of generation and to household consumers

In February 2021, the EA reached a resolution to regulate virtual supply license, which allows suppliers who do not have means of production to purchase energy from the System Operator to sell to their customers (the “Virtual Supply”). Suppliers who did not have means of production had been restricted by certain a quota set by the EA. In July 2021, OPC was awarded a virtual supply license. OPC began entering into virtual supply agreements with customers for a total capacity of 50 MW. OPC also entered into a virtual supply agreement with Noga. In March 2022, the EA removed all quotas that were set for virtual supply, and amended the tariff for acquisition of electricity from the System Operator.

Overview of United States Electricity Generation Industry

Overview

The electricity market in the United States, in which CPV operates, is the largest private electricity market in the world with installed capacity of approximately 1,300 gigawatts of generation facilities. The generation mix has changed significantly over the last several years. In 2016, natural gas overtook coal as the primary fuel source for electricity production in the United States, after coal comprised over 50% of the electricity supply since the 1980s. These changes have been driven by federal and state environmental policies, as well as the relative cost of the fuel sources and the advancement in technologies. These factors also have greatly contributed to the growth in renewable technologies over the last several years. Alongside the increasing demand for renewable energy, environmental goals of large commercial and industrial customers are driving demand for renewable energy.

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

In addition to revenues from the sale of energy, related services and availability, manufacturers of renewable energy and manufacturers of low-carbon energies benefit from government mechanisms and incentives. Both U.S. federal and state governments offer incentives to suppliers in order to meet the renewable energy targets. A number of states require the local electric utility company to acquire a certain quantity of RECs in accordance with the total consumption of their consumers. In addition, there are federal tax incentives in connection with production of and investment in renewable energies and other low-carbon technologies, which also constitute a financial incentive to develop specific production technologies. Furthermore, each state has in place environmental protection regulations, which may provide incentives and encourage the closure of existing production facilities that use fossil fuels.

While each of the ISOs and RTOs has the same function on the federal level, there are significant differences between markets in terms of their structure and activity; those differences may affect the execution and the economic feasibility of new projects, and promote or delay investments in new projects.

The CPV Group operates mainly in advanced markets managed by ISOs or RTOs.

Market Developments

The increasing demand for renewable energy led to an unprecedented increase in interconnection applications by projects, and to an increase in interconnection survey applications by solar projects. These demands may affect the planning functions of ISOs or RTOs and utility and electric distribution companies, and lead to delays in interconnection approvals; the demand may also affect the process and pace of promoting the CPV Group’s projects under development. In addition, projects under construction and development are affected by disruptions or delays in supply chains. Some of the CPV’s projects under development or construction have signed certain agreements including PPAs and capacity agreements, as well as RECs, which include provisions relating to delays in commercial operation. If the delays are longer than certain periods, the other parties to the agreements may terminate the agreements, and the CPV Group’s compensation shall be limited to the collateral provided under the agreements. The amount of collateral provided in connection with development projects (including pre-construction) which were provided due to various needs and purposes in the execution stages may increase or decrease pursuant to the terms of applicable agreements in connection with certain milestones being reached for the development projects.

The transition in the United States to renewable energy and low-carbon emission generation has been accelerating in recent years. Hydroelectric generation has been a mainstay of the industry from its early days, and certain parts of the country have a significant resource base thereto. During the past decade there has been a significant decrease in the less efficient, less flexible coal fired generation, mainly due to introduction of carbon capture power plants but coal still constitutes more than 17% of the total electricity generation in the United States. While in recent years there has been a significant increase in the capacity of power plants powered by wind and solar energy, the build out of these facilities in the northeast has been slower than expected. A key factor driving the increase in renewable technologies are state policies supporting the decarbonization of the economy which includes energy, transportation, and heating. Twenty-three states (including Maryland, New York, New Jersey, Connecticut and Illinois, states in which the CPV Group operates), the District of Columbia and Puerto Rico have adopted mandatory generation targets using renewable energy to support state demand, and others have policy targets aimed at reducing CO2 emissions over time. Plans implemented by states for renewable energy development require local utility companies to acquire a certain rate of electricity from renewable sources through plans commonly referred to as RECs, which are tradable on a number of exchanges throughout the country.

Federal regulations require the reporting of greenhouse gas emissions under the federal Clean Air Act (“CAA”). Federal regulations also impose limits on CO2 emissions from new (commenced construction after January 8, 2014) or reconstructed (commenced reconstruction after June 8, 2014) combined-cycle power plants. States may also impose additional regulations or limitations on such emissions. For example, CPV’s conventional, natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the Regional Greenhouse Gas Initiative (“RGGI”), which requires CPV’s natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. Pennsylvania may also adopt the RGGI regulation pending the outcome of legal proceedings challenging its implementation. Under RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2023, the price of carbon dioxide allowances averaged $11.92 per allowance in the four quarterly RGGI auctions.

In addition, federal and state tax policies have incentivized investment in certain low or no carbon technologies through PTC, which provide a tax benefit for every kWh generated by renewables during a ten-year period and through ITC, which provide tax benefits based upon the amount of investment made in a renewable or a battery storage project; and tax credit for carbon emissions that either used or sequestered.

In 2022, the IRA was signed into law by President Biden. Among other things, this law awards significant tax benefits to renewable energies and technologies aimed at reducing carbon emissions. One of the IRA’s key objective is to increase the production of electricity using renewable energies and to increase regulatory stability in this sector. For more information on the IRA, see “Item 4.B Business Overview—Regulatory, Environmental and Compliance Matters—United States—The Inflation Reduction Act of 2022.”

For information on the PJM market, see “Item 4.B Business Overview—Regulatory, Environmental and Compliance Matters—United States—The PJM market.”

Regulatory, Environmental and Compliance Matters

Israel

The IEC generates and supplies most of the electricity in Israel in accordance with licenses granted by virtue of the Israeli Electrical Market Law, and distributes and supplies almost all of the electricity in Israel. In June 2020, the System Operator was granted a license to manage the Israeli electricity system (which was revised in November 2020), pursuant to which the Minister of Energy and the EA approved commencement of gradual activities of the System Operator in two stages. The System Operator’s Technological Planning and Development Unit is responsible for planning the transmission system and, among other things, preparing a development plan for the transmission and generation of electricity, determining criteria for development of the electricity system, formulating forecasts, engineering and statutory planning of the transmission system, and performing studies with respect to connection to generation facilities. The System Operators’ Market Statistic Unit is responsible for the current ongoing operation of the transmission system and is intended to, among other things, maintain a balance in levels of supply and demand in the electricity market, manage the transmission of energy from power stations to substations at the reliability and quality required (by passing through the power grids), timing and performing maintenance works in production units and in transmission systems, managing commerce in Israel under competitive, equal and optimal terms, including performing agreements to purchase available capacity and energy from independent power producers and for planning and developing the transmission and distribution systems.

Pursuant to the Electricity Sector Law, the IEC and Noga are each defined as an “essential service provider” and as such they are subject to the criteria and tariffs provided by the EA. In addition, the IEC was declared a monopoly by the Israeli Antitrust Authority in the electricity sector, in the field of power supply — electricity production and sale, transmission and distribution of electricity and providing backup services to electricity consumers and producers.

IEC Reform

Pursuant to the Israeli Government’s electricity sector reform, the IEC was required to sell five of its power plants through a tender process over the 7 years. The IEC will be permitted to build and operate two new gas-powered stations (through a subsidiary), but will not be authorized to construct any new stations or recombine existing stations. The IEC will also cease acting as the System Operator. Following the Israeli Government’s electricity sector reform, the Israel Competition Authority issued guiding principles for sector concentration consultation in such sale process. According to such principles, which are subject to change and review considering the relevant circumstances:

•
An entity may not hold more than 20% of the total planned installed capacity on the date of sale of all the sites being sold. The generation capacity of an entity’s related parties with generation licenses will be counted towards such entity’s capacity for purposes of this 20% limitation. In addition, the EA published proposed regulations in respect of maximum holdings in generation licenses which are not identical to the Competition Authority principles. The Competition Authority has stated that the relevant limit is 20% of 10,500 MW (which is the anticipated capacity in the market held by private players by 2023, excluding capacity of the IEC), while, the EA has proposed regulation whereby the relevant limit is 20% of 16,000 MW (including capacity of the IEC). OPC may be subject to a more restrictive interpretation. The MW currently attributable to OPC, including Oil Refineries Ltd., or ORL, and Israel Chemicals Ltd. as parties with generation licenses that are related to OPC, is approximately 1,480 MW; and

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

According to the policy principles set by the Minister of Energy from November 2019, by the end of 2025, production units 5-6 at the Orot Rabin site in Hadera and generation units 1-4 at the “Rutenberg” site in Ashkelon will be converted to natural gas and the use of coal will cease. In accordance with information published by the EA, the first combined cycle in “Orot Rabin” is expected to start operations in May 2024. After its operation, the two units are expected to be decommissioned (units 3-4 in “Orot Rabin”). In addition, the project for the conversion of the coal-fired power plants started in the first unit in January 2024.

The Ministry of Energy’s main objectives in the electricity field are securing a reliable supply of electricity to the Israeli market, formulating development procedures to the electricity production sections, energy transmission and distribution, promoting policies to integrate renewable energies in electricity production in accordance with governmental decisions, formulating policies changing the market’s electricity structure, performing control and supervision of the implementation of the IEC’s and private producers’ development plans, performing control, supervision and enforcement of implementing safety regulations according to the Electricity Law, 5714-1954, and handling legislature in the electricity market fields, rules of performing electricity works and security in electricity. The main objectives of the Ministry of Energy in its workplan for 2019 included achieving an efficient and competitive electricity sector by focusing on the reform of the sector through the initiation of tenders for the sale of the IEC power plants and the transfer of system management activities from the IEC to the new System Operator.

Energy Sector Targets for 2050

In April 2021, the Ministry of Energy published the roadmap for a low-carbon energy sector by 2050. The Ministry of Energy has set four “primary targets” that will reflect the strategic goal of reducing emissions, and also supportive sectoral objectives which will help to achieve them. The “super target” is defined as a reduction of greenhouse gas emissions from the energy sector by at least 85% compared to the 2015 reference year, by 2050. The targets and indices for the energy sector are presented by the Ministry of Energy in the following table.

Main Objectives	Metric	2018	Objective for 2030	Objective for 2050
Reducing greenhouse gas emissions in the energy sector	Percentage reduction of greenhouse gas emissions compared with 2015	0%	22%	80%
Reducing greenhouse gas emissions in the electricity sector	Percentage reduction of greenhouse gas emissions compared with 2015	7.5%	30%	75%-85%
Energy efficiency	Average annual improvement in energy intensity (TW/NIS million)	0.7%	Annual improvement of 1.3% in energy intensity	Annual improvement of 1.3% in energy intensity
Use of coal	Percentage of coal in the electricity generation mix	30%	0%	0%

Further to Government Decision No. 171 from July 2021 regarding a transition to a low carbon economy, in January 2024, the Government passed Government Resolution No. 1261 regarding the pricing of emissions of local pollutants and greenhouse gases, for the implementation of the principle that requires polluting entity to pay. As part of the resolution, the Minister of Finance will revise the Excise Tax on Fuel Order (Imposition of Excise Tax), 2004 (“the Excise Tax on Fuel Order”) and the Customs Tariff and Exemptions and Purchase Tax of Goods Order, 2017, to ensure a gradual charge to an entity for the external and environmental costs of carbon emissions, commencing from 2025, within the scope of the resolution. The Minister of Finance has yet not approved the Excise Tax on Fuel Order within the scope of the resolution. OPC believes that the amendment of the Excise Tax on Fuel Order pursuant to the government resolution (if advanced) would increase OPC’s costs of acquiring natural gas (renewable energy projects are not exposed to the natural gas costs), where this impact is expected to be offset, partly or fully, to the extent the costs deriving from the resolution are included in the generation component.

In September 2023, the Israeli Ministerial Legislation Committee approved the government Climate Bid, which specifies a strategic national net-zero target by 2050, and an interim target of a 30% reduction in greenhouse gas emissions by 2030. The law sets government implementation mechanisms, national plans, and transparency, monitoring and reporting duties to secure compliance with the targets. To the best of OPC’s knowledge, the law has not yet been passed and the final wording of the legislation is uncertain.

Closure of the IEC’s Coal-Fired Production Units

The IEC’s generation units run on coal, natural gas, fuel oil or diesel fuel as their secondary or primary fuel, as the case may be.

According to Government Decision 4080, by June 2022, the generation of electricity in units 1-4 was stopped, subject to the existence of two cumulative conditions: (i) connection of a third gas reservoir (Karish reservoir) to the national gas transmission system, (ii) commencement of operation of the first combined cycle with a capacity of 600 MW at the “Orot Rabin” site in Hadera. The generation units of units 4-1 at the Orot Rabin site has not yet terminated and there is no certainty regarding compliance with the conditions and the cessation of generation in these units.

According to the policy principles set by the Minister of Energy from November 2019, by the end of 2025, production units 5-6 at the Orot Rabin site in Hadera and generation units 1-4 at the “Rutenberg” site in Ashkelon will be converted to natural gas and the use of coal will cease. In accordance with information published by the EA, the first combined cycle in “Orot Rabin” is expected to start operations in May 2024. After its operation, the two units are expected to be decommissioned (3-4 in “Orot Rabin”). In addition, the project for the conversion of the coal-fired power plants started in the first unit in January 2024.

The EA

The EA, which is subordinated to the Ministry of Energy and operates in accordance with its policy, was established in January 2016, and replaced the Public Utility Authority (“PUAE”), which operated until that time by virtue of the Electricity Sector Law. The EA has the authority to grant licenses in accordance with the Electricity Sector Law, to supervise license holders, to set electricity tariffs and criteria for them, including the level and quality of services required from an “essential service provider” license holder, supply license holder, a transmission and distribution license holder, an electricity producer and an independent power producer. Thus, the EA supervises both the IEC and private producers.

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

According to the Electricity Sector Law, the EA may set the power rates in the market, based, among others, on the IEC costs that the EA elects to recognize, and yield on capital. The EA sets different rates for different electricity sectors. According to the Electricity Sector Law, the IEC shall charge customers in accordance with rates set by the EA and shall pay another license holder or a customer in accordance with the relevant rates. In addition, the EA sets the tariffs paid by independent power producers to the IEC for various services provided by the IEC, including measurement and meter services, system services, and infrastructure services.

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

According to the 2022 Electricity Sector Status Report, as of 2022, IPPs (including OPC power plants), including those using renewable energy, active in Israel have an aggregate generation capacity of approximately 11,706 MW, constituting 53% of the total installed generation capacity in the country. According to the Electricity Sector Status Report for 2022, by the end of the IEC Reform period, the market share of the independent power producers (including OPC-Rotem and OPC-Hadera), including renewable energies, is expected to amount to approximately 66% of the total installed capacity in the sector. In generation terms, in 2025, the market share of the independent power producers (including OPC-Rotem and OPC-Hadera), including renewable energies, is expected to amount to approximately 60% of the total generation in the market.

The regulatory arrangements applicable to IPPs were determined while distinguishing between the different generation technologies they use and the various levels of voltage they will be connected to (according to installed capacity). The following are the key electricity production technologies used by private producers in Israel:

•
Conventional technology—electricity generation using fossil fuel (natural gas, diesel oil or carbon). As of December 31, 2022, the total installed capacity in this technology which is primarily held by the independent producers, is about 6,607 MW. Gas-fired combined cycle generation facilities are planned to be operational during most hours over the year. Conventional open cycle power plants (the “peaker power plants”) are generally planned to operate for a number of hours during the day; these power plants are operated when the demand for electricity exceeds the supply–- whether due to demand peaks, as backup in case of malfunctions in other generation facilities, or as a supplement when solar energy is unavailable—whether in the early morning hours or at night.

•
Cogeneration technology—electricity generation using facilities that simultaneously generate both electrical energy and useful thermal energy (steam) from a single source of energy. Exercise of the quota for producers using this technology is fully utilized.

•
Renewable energy—generation of electric power the source of energy of which includes, inter alia, sun, wind, water or waste. In November 2020, the Israeli government updated the generation targets for renewable energy to 30% of the consumption up to 2030. As of the end of 2022, the installed capacity of renewable energy generation facilities was 4,795 MW. In recent years, there has been an uptick in the entrance of electricity producers and generation facilities that use renewable energies in the electricity generation market, including solar energy, wind energy, and storage; that use the grid resources. In 2023, most of the renewable energy generation activities was sold to the System Operator or for producer’s own consumption and to the onsite consumers.

•
Pumped storage energy—generation of electricity using an electrical pump connected to the power grid in order to pump water from a lower water reservoir to an upper water reservoir, while taking advantage of the height differences between them in order to power an electric turbine. The capacity of one of the production facilities (which is in operation) using this technology amounts to 300 MW, with two additional facilities using this technology with capacity of approximately 800 MW under construction.

•
Energy storage—this is possible through a range of technologies, including, among others, pumped storage, mechanical storage (for example compressed air) and chemical storage (for example batteries). The use of this technology is currently negligible; however, it is expected to increase significantly in the upcoming years due to the need for storage facilities as a result of the anticipated increase in renewable energies, due to, among other things, the renewable energies generation targets. In particular, based on study conducted by EA, compliance with the target for renewable energies up to 2030 will require construction of storage facilities with a capacity of thousands of MWh, deriving from the readiness of the technology and the economic feasibility of its use. OPC takes steps to integrate energy storage. For example, OPC entered into a number of agreements for generation of electricity at the consumers’ premises, which allow OPC to build storage facilities as well as in the Ramat Beka Solar Project.

According to the Electricity Sector Law, the IEC, as an essential service provider, is committed to purchasing electricity from IPPs at the rates and under the conditions set in the Electricity Sector Law and the regulations and standards promulgated thereunder (and, in relation to OPC-Rotem, by virtue of the tender and OPC-Rotem’s PPA with the IEC). In addition, the IEC is committed to connecting the IPPs facilities to the distribution and transmission grid and providing them with infrastructure services in order to allow IPPs to provide power to private customers and system administration service. In accordance with the EA’s resolution entitled “Principles for the Integration of the IEC into the Field of Energy Storage in the Transmission and Distribution Grid” of January 18, 2023, the IEC’s market share in the field of storage shall not exceed 15% of the market share of the private market. The deployment plan that will be filed by the IEC for the construction of storage facilities will be coordinated with the System Operator and approved by the EA in view of the purpose of the storage facilities it will build, for system-wide purposes. The facilities will be operated by the IEC under the directives of the System Operator, and its supervision and control.

Independent Electricity Suppliers

The electricity suppliers operate through supply licenses, by virtue of which they are allowed to sell–- to consumers or to suppliers–- electricity they generate or purchase, in accordance with the terms and conditions of the licenses and the regulations that apply to them. During 2023, following EA regulations in respect of the suppliers without means of production, the private activity in the supply segment expanded, including offers to sell electricity to household consumers. Further to the above, in February 2024, the EA published a hearing regarding the incorporation of basic meters in the competition in the supply segment; according to the EA, in order to remove barriers and promote competition in the supply segment, to allow household consumers to belong to independent suppliers regardless of the installation of a smart meter. Accordingly, the proposed resolution regulates the netting procedure of suppliers with the System Operator, and the latter’s netting with the IEC, such that a household consumer without a smart meter will be able to join the competitive supply segment, allowing private electricity suppliers to be able to sell electricity to consumers who own a basic meter, as part of the virtual supply activity.

Electricity Consumers

In recent years more so than in the past, due to the Israeli government’s targets with respect to renewable energies and the targets of the Minister of Energy for decentralized generation, the impact of electricity consumers on the market has strengthened. In recent years, there is a global trend of transition from generation of electricity using fossil fuels to generation using renewable energy technologies due to, among other things, the increasing awareness of the climate change crisis, as well as in light of the decline in the construction costs of the renewable energy facilities, particularly the photovoltaic generation facilities. In addition, recently, including due to the introduction of electric vehicles, the status of the electricity consumers–- as active stakeholders–- has strengthened. OPC believes, the steps taken by the EA to open up the supply segment to competition, including decisions regarding installation of smart meters and licensing suppliers without means of production, increased the number of entities operating in the households consumption segment, and the scope of consumption associated with independent suppliers and in a manner that is expected to enhance the growing competition in this segment. For example, in June 2023, the EA approved a plan to expand the deployment of the smart meters, where an essential service provider shall complete the replacement of the meters of all Israeli consumers to smart meters by December 31, 2028. The deployment plan is expected to include the replacement of approximately 2.7 million meters, including the installation of smart meters with new connections. The number of smart meters in Israel in 2029 is expected to reach approximately 3.5 million. In February 2024 the EA published a hearing on the “incorporation of basic meters in the supply competition,” pursuant to which  the supply of electricity to household consumers will be allowed also through a uniform meter, regardless of installation of a smart meter.

Market model for generation and storage facilities connected to or integrated into the distribution grid

In September 2022, the EA published a resolution on “market model for generation and storage facilities connected to or integrated into the distribution grid.” The resolution regulates the generation activity (using all different technologies) and storage facilities in the distribution grid, and determines their option to sell electricity directly to virtual suppliers as from January 2024. As a practical matter, the decision permits opening of the supply sector to competition while removing the quotas previously provided regarding this matter. The main principles of the resolution are: allowing the possibility of sale of energy from a generation facility to a private virtual supplier commencing from January 2024; allowing the possibility of transitioning from other existing regulations with respect to the generation facility under this regulation; and acceptance of a generation plan of high tension facilities by the distributor and provision of a load plan. Producers connected to the distribution grid may also sell to consumers (through virtual suppliers) as part of the market distribution model. OPC expects that, in the short term, the resolution reduces the economic viability of the virtual supply activity, compared to the conditions prior to the resolution, and in the long term, the resolution encourages increased competition in the supply segment while integrating generation facilities and storage facilities.

Regulatory Framework for Conventional IPPs

The regulatory framework for current and under construction conventional IPPs was set by the PUAE in 2008. An IPP may choose to allocate its generation capacity, as “permanently available capacity,” or PAC, or as “variable available capacity,” or VAC. PAC refers to capacity that is allocated to the IEC and is dispatched according to the IEC’s instructions. PAC receives a capacity payment for the capacity allocated to the IEC, as well as energy payment to cover the energy costs, in the event that the unit is dispatched. VAC refers to capacity that is allocated to private consumers, and sold according to an agreement between the IPP and a third party. Under VAC terms, IPP shall be entitled to receive availability payments for excess energy not sold to private customers. In addition, the IEC can purchase electricity allocated to it at variable availability, on a price quote basis.

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

In May 2017, the EA amended Regulation 914. Under the amendment, a higher tariff was adopted for production facilities that comply with certain flexible requirements. The amendment also offers open-cycle producers several alternatives as part of Regulation 914. The total quota for new facilities pursuant to this arrangement was limited to 1,100 MW distributed across various plants (at least 450 MW and up to 700 MW for combined cycle facilities, at least 400 MW and up to 650 MW for flexible open cycle facilities). Furthermore, under the amendment the EA prohibits entry into bilateral transactions by open-cycle facilities and demands that combined-cycle facilities sell at least 15% of their capacity to private consumers. For example, Tzomet operates in accordance with Regulation 914. Finally, in order to grant IPPs sufficient time to reach financial closing, Regulation 914 was extended to apply to producers who will receive licenses no later than January 1, 2020.

In November 2018, the EA published a decision regarding the activity arrangement of natural gas generation facilities connected to the distribution network. Pursuant to this decision, generators under 16 MW are encouraged to construct power plants within customers’ facilities. These power plants will only be permitted to sell electricity to customers within the facility (and not other private customers) and the System Operator. In 2019, the EA announced a tender to establish and allot the capacity tariff for facilities connected to the distribution grid producing electricity with natural gas.

In March 2019, the EA published a decision regarding the establishment of generators connected to the high-voltage network without a tender process. This decision would permit the establishment of generation facilities that are connected to the transmission grid or integrated in the connection of a consumer connected to the transmission grid (excluding renewable energy) for an aggregate installed capacity of 500 MW and provided they receive tariff approval by May 1, 2024 as extended by EA resolution on November 29, 2023 which postponed the deadlines for construction of electricity generation facilities due to the security condition. These generation facilities will only be permitted to sell electricity to customers within the facility (and not other private customers) and to provide the rest of their available capacity to the System Operator, that will upload the capacity to the grid according to central upload system. The EA has stated that it intends to publish information on the tender process for construction of such generation facilities in the future.

In December 2021, the Electricity Sector Regulations (Promotion of Competition in the Generation Segment) (Temporary Order), 2021 were issued by the Minister of Energy after consultation with the Competition Commissioner. The regulations were published under a temporary order and are in effect for three years. The purpose of the regulations is to promote competition in the generation segment of the electricity sector. Pursuant to the regulations, a person will not be granted a generation license or approval in accordance with Sections 12 or 13 of the Electricity Sector Law upon existence of one of the following: (i) following the issuance, the person will hold generation licenses or connection commitment for gas-fired power plants the total capacity of which exceeds 20% of the planned capacity for this type of power plants. According to the appendix attached to the regulations—the planned capacity for 2024 for gas-fired power generation units is 16,700 MW; (ii) after the allocation, the person will hold generation licenses or connection commitment for more than one power plant using pumped storage technology; (iii) after the allocation, the person will hold generation licenses or connection commitment for wind-powered power plants where the total capacity exceeds 60% of the planned capacity for this type of power plant, which, according to the appendix, is 730 MW for 2024. Pursuant to the regulations, notwithstanding the above, the EA may grant such a generation license or approval on special grounds that shall be recorded (after consultation with the Israel Competition Authority) and for the benefit of the electricity sector. Furthermore, the EA may refrain from granting a generation license or from approving a connection to the grid if it believes that the allocation is likely to prevent or reduce competition in the electricity sector after taking into account additional considerations, including the impact of holdings of a person in other generation licenses that do not constitute a holding of a right as defined in the regulations, the impact of joint holdings in companies with a holder of other rights, as well as the impact of holdings of a person in holders of licenses that were granted under the Natural Gas Market Law. For the purpose of calculating the holdings in rights or a connection commitment, a person shall be viewed as a holder regarding the entire installed capacity of the generation license or the connection commitment. The “planned capacity” of gas-fired power plants for 2024 in accordance with the regulations (16,700 MW) includes gas-fired generation facilities without distinguishing between an essential service provider (the IEC), independent power producers and the relevant types of arrangements, as opposed to the “planned installed capacity” stated in the Sector Consulting Principles published by the Competition Commissioner (10,500 MW, and it does not include the capacity owned by the IEC), which preceded the regulations.

OPC-Rotem’s Regulatory Framework

OPC-Rotem operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, OPC-Rotem signed a PPA with the IEC in 2009 (the “IEC PPA”), which stipulates OPC’s regulatory framework. This PPA will be assigned by the IEC to the System Operator. OPC-Rotem’s framework differs from the general regulatory framework for IPPs, as set by the PUAE and described above.

According to the IEC PPA, OPC-Rotem may sell electricity in one or more of the following ways:

1.
Capacity and Energy to the IEC: according to the IEC PPA, OPC-Rotem is obligated to allocate its full capacity to the IEC. In return, the IEC shall pay OPC-Rotem a monthly payment for each available MW, net, that was available to the IEC. In addition, when the IEC requests to dispatch OPC-Rotem, the IEC shall pay a variable payment based on the cost of fuel and the efficiency of the station. This payment will cover the variable cost deriving from the operation of the OPC-Rotem Power station and the generation of electricity. Subject to the provisions of the IEC PPA, in the event of ongoing failure in the supply of natural gas, OPC-Rotem is entitled to make OPC-Rotem power plant’s capacity available to the System Operator against reimbursement in respect of the cost of using diesel fuel (in respect of which Rotem pays an annual premium), and receipt of payment for capacity. The provision of capacity to the System Operator has a significantly lower economic viability than that of sale to consumers.

2.
Sale of energy to end users: OPC-Rotem is allowed to inform the IEC, subject to the provision of advanced notice, that it is releasing itself in whole or in part from the allocation of capacity to the IEC, and extract (in whole or in part) the capacity allocated to the IEC, in order to sell electricity to private customers pursuant to the Electricity Sector Law. OPC-Rotem may, subject to 12-months’ advance notice, re-include the excluded capacity (in whole or in part) as capacity sold to the IEC.

OPC-Rotem informed the IEC, as required by the IEC PPA, of the exclusion of the entire capacity of its power plant, in order to sell such capacity to private customers. Since July 2013, the entire capacity of OPC-Rotem has been allocated to private customers.

The IEC PPA includes a transmission and backup appendix, which requires the IEC to provide transmission and backup services to OPC-Rotem and its customers, for private transactions between OPC-Rotem and its customers, and the tariffs payable by OPC-Rotem to the IEC for these services. Moreover, upon entering a PPA between OPC-Rotem and an individual consumer, OPC-Rotem becomes the sole electricity provider for this customer, and the IEC is required to supply power to this customer when OPC-Rotem is unable to do so, in exchange for a payment by OPC-Rotem according to the tariffs set by the EA for this purpose. For further information on the risks associated with the indexation of the EA’s generation tariff and its potential impact on OPC-Rotem’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC’s profitability depends on the EA’s electricity rates and tariff structure.”

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

In February 2020, pursuant to the resolution 573 regarding deviation from the consumption plan. Pursuant to the resolution, a supplier may not sell more to its consumers than the total capacity that is the object of all the engagements it has entered into with independent production license holders. Actual energy consumption at a rate higher than 3% of the installed capacity allocated to the supplier will trigger payment of an annual tariff reflecting the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the resolution. In addition, the resolution stipulates a settlement of accounts mechanism due to a deviation from the daily consumption plan (surpluses and deficiencies), that will apply in addition to such annual tariff payment. The decision applies to OPC-Hadera and is expected to apply to OPC-Rotem after the complementary arrangements are set. On February 19, 2023, the EA published a proposed resolution to apply criteria to OPC-Rotem as part of a move that was designed to unify the regulations that apply to OPC-Rotem and all other bilateral producers, including the application of the market model to OPC-Rotem. In February 2023, the EA published a proposed resolution for the application of criteria and complementary arrangements to OPC-Rotem. In March 2024, the EA issued a resolution that addresses the application of certain standards to OPC-Rotem, including those regarding deviations from consumptions plans submitted by private electricity suppliers, and the award of a supply license to OPC-Rotem (if it applies for one and complies with the conditions for receipt thereof). The resolution will come into force on May 1, 2024. This resolution aligns in many respects the regulation applicable to OPC-Rotem with that applicable to generation facilities that are allowed to enter bilateral transactions, and will enable OPC-Rotem to operate in the energy market in a manner that is similar to that of other electricity generation facilities that are allowed to conduct bilateral transactions.

Regulatory Framework for Cogeneration IPPs

The regulatory framework for current and under construction cogeneration IPPs was established by the PUAE in its 2008 and 2016 decisions (“Cogeneration Regulations”). A cogeneration IPP can sell electricity in the following ways:

1.	At peak and mid-peak times, one of the following shall apply:

a.	each year, the IPP may sell up to 70% of the total electrical energy, calculated annually, produced in its facility to the IEC—for up to 12 years from the date of the grant of the license; or

b.	each year, the IPP may sell up to 50% of the total electrical energy, calculated annually, produced in its facility to the IEC—for up to 18 years from the date of the grant of the license.

2.
At low demand times, IPPs with units with an installed capacity of up to 175 MW, may sell electrical energy produced by it with a capacity of up to 35 MW, calculated annually calculated on an annual basis.

According to the regulations, if a cogeneration facility no longer qualifies as a “Cogeneration Production Unit,” other rate arrangements are applied to it, which are inferior to the rate arrangements applicable to cogeneration producers.

In March 2019, the EA published a proposed decision for hearing regarding arrangements for high voltage generators that are established without a tender process which sets out regulatory principles applicable to generation facilities that are connected to the transmission grid or are integrated into a consumer connection that is connected to the transmission grid (excluding renewable energies) that will receive tariff approval up to December 31, 2023, subject to a maximum total quota of 500 MW (of which at least 250 MW will be allocated to generation facilities that are constructed on premises of desalinization facilities under a tender issued by the Accountant General in the Finance Ministry of Finance). This regulation enables the construction of generation facilities, such as generation facilities on the premises of desalination facilities, cogeneration facilities and facilities for independent generation. Such facilities will be allowed to supply the electricity generated by them directly to the onsite consumer and to transfer any surplus to the electrical grid—all in accordance with the Trade Rules. The Sorek 2 power plant is expected, among other things, to operate by virtue of this regulation, subject to the completion of its construction.

In January 2024, the EA published a hearing regarding regulation for conventional generation units, which regulates a quota and a tariff for the construction of generation facilities using conventional technology with a capacity of over 630 MW. According to the hearing, the capacity tariff for a generation facility in a site that does not have existing generation facilities, or after financial closing shall be determined at a later date, based, among other things, on the capacity tariff in the winning bid in the Sorek tender; and for an adjacent generation facility–- the tariff will be lower by 1.0 agorot from the said tariff. The tariff quota is limited to two generation units at most, with each unit having a capacity of 630–- 900 MW under ISO conditions (subject to a discharge restriction of 670 MW until 2035), and is conditional upon arriving to financial closing, no later than December 31, 2025. If a resolution is passed further to the hearing, OPC intends to promote the development activities of Hadera 2 in this framework, all subject to the completion of the planning procedures and receipt of government approval.

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

Tzomet’s Regulatory Framework

The Tzomet power plant is constructed pursuant to Regulation 914 and is subject to the conditions and limitations thereunder, see “—Regulatory Framework for Conventional IPPs.”

In September 2019, Tzomet received the results of an interconnection study performed by the System Operator. The study included a limitation on output of the power plant’s full capacity to the grid beyond a limited number of hours per year, up to completion of transmission projects by the IEC, which are expected to be completed by the end of 2023. In December 2019, the EA approved Tzomet’s tariff rates, applicable upon completion of the power plant and receipt of a permanent generation license, which took place in June 2023. Given the limitation included in the interconnection study, Tzomet was subject to a reduced availability tariff during 2023. See “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC faces limitations under Israeli law in connection with the expansion of its business.”

In January 2020, Tzomet entered into a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Tzomet PPA (in October 2020, OPC-Rotem received notice of assignment by the IEC to the System Operator which was subsequently reassigned to Noga). The term of the Tzomet PPA is for 20 years after the power station’s COD. According to the terms of the Tzomet PPA, (i) Tzomet will sell energy and capacity to the IEC and the IEC will provide Tzomet infrastructure and management services for the electricity system, including back-up services (ii) all of the Tzomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in Regulation 914, (iii) the plant will be operated pursuant to the System Operator’s directives and the System Operator will be permitted to disconnect supply of electricity to the grid if Tzomet does not comply with certain safety conditions and (iv) Tzomet will be required to comply with certain availability and credibility requirements set out in its license and Regulation 914, and pay penalties for any non-compliance. Tzomet plant’s entire capacity is allocated to the System Operator pursuant to the terms of the Tzomet PPA, and Tzomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Tzomet License

In June 2023, the EA issued a permanent license to the Tzomet power plant for electricity generation using conventional technology at a capacity of 396 MW. The license is granted for 20 years, and may be extended by the EA upon the request of the license holder. The EA may, subject to approval of the Minister of Energy, alter the terms and conditions of the license, (a) if  there is a change in the license holder’s ability to comply with the terms and conditions or to perform the actions and services covered by the license, which does not justify revoking the license; (b) there are changes in the electricity market; (c) to ensure competition in the electricity sector; (d) to ensure compliance with the level of service prescribed by the license; and (e) there are changes to be made to the facility or technology; (f) there are changes to be made to the facility or technology, which is the subject matter of the license.

In addition, the EA may cancel the license or attach conditions thereto before the end of its term, under certain circumstances that were set in the license. Restrictions are in place regarding changes to the generation facility, which is the subject matter of the license, including changes to the facility’s capacity, the facility’s model, its technology, including improvements to an existing facility.

Provisions were set regarding the emptying of each of the diesel fuel containers and the fuel refreshing capabilities of each of the diesel fuel containers, including emptying the bottom of the containers. The license may not be transferred, pledged or foreclosed without the advance approval of the EA.

The assets to which the license relates may not be sold, leased or pledged without first obtaining the approval of the EA. In addition, any change, restructuring, or transfer of control in Tzomet requires approval of the EA as specified in the license.

The license imposes additional obligations on Tzomet, including the provision of a lawful guarantee, regular and efficient operation in compliance with the license, compliance with a minimum equivalent operating capacity of  88% at all hours during the first year of operation and 92% at all hours during subsequent years, testing and compliance with insurance requirements, and restriction of activity, by way of an act or omission, that might restrict the competition in the electricity sector or have an adverse effect thereon.

Tzomet has not entered into a gas supply agreement yet, but has the option to engage with a gas supplier or have its gas supplied by the IEC.

Kiryat Gat’s Regulatory Framework

In November 2019, the Israeli Electricity Authority decided to issue an electricity supply license to Kiryat Gat. The validity of the supply license is twenty years, subject to Kiryat Gat holding a valid generation license.

The electricity supply license allows it to sell electricity to consumers which have a consecutive meter installed in their consumption location—at the higher of the following two amounts:

(a) 33% of electricity capacity sold by holders of private supply licenses to consumers; and

(b) the capacity that is the subject of the generation licenses held by the license holder less the capacity it allocated to the System Operator.

The license holder will enter into a contract agreement with a consumer for the provision of the service, which will be prepared in accordance with the guidelines specified in the license.

The EA may alter the terms and conditions of the license, add or detract therefrom, among other things, and without detracting from the provisions of the law, in cases that are similar to those listed above in relation to Kiryat Gat’s production license. In addition, the EA may cancel the license or attach conditions thereto before the end of its term, under certain circumstances that were set in the license. The license holder may contract with a consumer connected to the low voltage grid under an agreement that includes a commitment to meet the terms and conditions regarding the scope of consumption of the services, the payment amount or the terms of payment for a period not exceeding twelve months.

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

The PJM market

The PJM Interconnection (PJM) is an RTO and ISO that operates a wholesale electricity market and serves as an administrator of the electric transmission system which covers parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia, serving more than 65 million residents. The PJM market is the largest among the RTOs with approximately 195 gigawatts of installed capacity and peak demand of approximately 149 gigawatts in 2023 and its internal forecasts indicate a peak demand of approximately 150 GW for 2024. PJM oversees the operation of more than 150,000 kilometers of transmission lines. Sale of electricity in the organized PJM market is supervised and managed by PJM to assure supply of the electricity, based on price offers of the electricity generators.

The PJM is supervised by and receives authority from the FERC and is financed by payments from participants in the market. PJM collects payments for capacity, electricity, transmission, accompanying services and other services required for operation of the electricity system from utilities and electric distribution companies acting on behalf of consumers (households, commerce and industry), and distributes the payments to the generators and transmitters, by means of a variety of market mechanisms, including purchase of capacity (Forward Capacity Market) and an electricity acquisition mechanism in the Day-Ahead and Real-Time markets. In general, the capacity price is determined in an annual tender for operations over one year three years in advance and is guaranteed without reference to the actual amount of electricity generated. For the supply year starting 2023/2024, the capacity tender on the PJM was postponed due to FERC’s procedure for assessing the fairness and reasonableness of the methodology and inputs used to determine the tender prices in PJM’s reserves capacity tender. The capacity tenders for 2023/2024 took place in June 2022; they are expected to be held every six months until the normal timelines for three-year forward tenders is renewed. Subsequently, the tenders are expected to continue as stated above. Payments for electricity are made for actual electricity generation and are determined on the basis of the marginal price in the market. A capacity auction for 2024/2025 was held in December 2022, and its results were published in February 2023. The 2025/2026 capacity auction is currently on hold pending FERC approval of PJM’s proposed capacity market rule revisions. PJM has tentatively scheduled the 2025/2026 capacity auction for July 2024 and the final schedule is expected to be determined once FERC has issued a decision in the matter.

Requests for network connections. The increasing demand for renewable energy in the PJM, MISO and SPP electricity markets, led to an increase in demand for connections to the grid and requests for connection surveys of projects to the grid. These demands cause overload and delays in processes for approving the connection, and may affect the procedure and pace of advancing the project. In April 2022, the Interconnection Process Reform in the PJM market was approved; the reform was designed to regulate the process of addressing the large backlog of interconnection applications by PJM. In November 2022, the reform was approved by the FERC (subject to conditions), and entered into effect in January 2023. In July 2023, FERC denied the request for rehearing of its order, and the order has been appealed to the U.S. Court of Appeals for the D.C. Circuit. Under the current protocol, PJM holds a comprehensive, three-phased interconnection analysis procedure that applies to all applicants who have filed an interconnection application within the relevant time frame. At the end of the three phases, there is a period during which entities are able to engage in interconnect agreements. However, projects that do not need grid upgrades are allowed to progress to the interconnect agreement phase after the first two stages.

CPV is of the opinion that the implementation of this reform may cause an up to two-year delay in the construction and commercial operation of certain projects in the PJM market, depending, among other things, on the costs of the required grid upgrades, and on how far they are in the interconnection process. The Maple Hill and Three Rivers projects are not expected to be impacted by the reform.

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

The markets in New England includes a Day Ahead and Real Time Energy Market for the sale of electricity, a Forward Capacity Market of tenders for operations over one year three years in advance. New projects have the option of ensuring capacity for a longer period, and other ancillary services.

Regulation permits/licenses

In general, CPV’s facilities and operations are regulated under a variety of federal and state laws and regulations. For example, the construction and operation of CPV’s natural gas-fired power plants are subject to permitting and emission limitations pursuant to the CAA and related state laws and regulations that implement the CAA, which laws and regulations and may be stricter than the provisions of the federal CAA depending on the state in which a plant is located. The CPV Group is required to hold major source permits (mostly issued by the environmental protection agencies in each state) before the commencement of the construction of such power plants. Depending on air quality in a certain region and its being in line with air quality standards, CPV may be required to obtain emission reduction credit in order to offset potential emissions of each power plant (as it’s the case in connection with natural gas-fired power plants that were or will be built by the CPV Group in New York, New Jersey, Connecticut and Illinois). Furthermore, the CPV project companies are generally required to obtain Title V operating permits in order to operate these plants. Such permits will incorporate regulatory standards that apply to air-polluting emissions for natural gas-fired power plants and relevant conditions that are to be met under the building permits issued for such plants. Those standards include technology-based pollution control limitations, and also include restrictions on allowed emissions of SO2 and/or NOx on an annual basis or on the basis of “ozone” season for offsetting annual or ozone season emission, pursuant to the Federal Acid Rain Regulations (which applies in all states to annual SO2 emissions from fossil-to-fuel fired power plants) and the Cross-State Air Pollution Rule. Most of CPV’s natural gas-fired power plants are subject to the Cross State Air Pollution Rule, which requires certain state in the eastern half the United States (“upwind” states) to improve air quality by reducing NOx and/or SO2 emissions of power plants that cross state lines and contribute to smog and soot pollution in the downwind states. In 2015, the United States Environmental Protection Agency ("EPA") revised its ozone gas standards and states were required to submit state implementation plans by 2018 to comply with the new, more stringent standards.  In February 2023, EPA disapproved of 21 states’ submissions; each of these states had proposed taking no action to revise their existing plans.  On March 15, 2023, EPA issued a federal implementation plan, called the “Good Neighbor Plan,” covering those 21 states.  The Good Neighbor Plan imposes requirements on fossil fuel-fired plants in 22 states and industrial sources in 20 states.  The plan establishes an allowance-based NOx emissions trading program for power plants in order to ensure that emissions from upwind states do not interfere with downwind states’ ability to achieve and maintain compliance with the 2015 ozone national ambient air quality standard.  There have been numerous lawsuits filed challenging the Good Neighbor Plan and  related EPA actions.  As of January 24, 2024, the plan’s requirements for power plants are in effect in ten states that are not subject to judicial stays or interim final rules: Illinois, Indiana, Maryland, Michigan, New Jersey, New York, Ohio, Pennsylvania, Virginia, and Wisconsin.  The Court is scheduled to hear arguments on petitions to postpone implementation of the rule in February 2024 until the lawsuits challenging the plan have been resolved. The emission limits enforced by the EPA’s Good Neighbor Plan exceed the emission rates of the CPV Group’s power plants, under such circumstances, the Good Neighbor Plan is not expected to materially impact the CPV Group’s operations if it were to be upheld.

Federal regulations require entities to report the emission of greenhouse gases emissions under the Clean Air Act (CAA). The CAA regulates emissions of air pollutants from various industrial sources, such as natural gas-fired power plants, including by requiring Title V Permits to Operate for such sources of air pollution emissions above certain thresholds. Furthermore, federal regulations also impose restrictions on carbon dioxide emissions from new combined cycle plants (whose construction commenced after January 8, 2014) or reconstructed (commenced reconstruction after June 8, 2014) combined-cycle power plants. States may also impose additional regulations or limitations on such emissions. Furthermore, 23 states (including Maryland, New York, New Jersey, Connecticut and Illinois, states in which the CPV Group operates), the District of Columbia and Puerto Rico adopted legislative agendas and/or administrative orders in order to achieve carbon neutrality or 100% zero-emission electricity supply within the next 20-30 years. For example, CPV’s natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the RGGI, which requires CPV’s natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. In its Title V application process, Valley was required to address New York legislation on such matters. Under the RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2023, the minimum price that carbon dioxide allowances could be sold for was $11.92 per allowance. A legal proceeding is outstanding in the state of Pennsylvania regarding whether the sale of carbon dioxide allowances pursuant to Pennsylvania’s carbon cap and trade budget program is an authorized “fee” or a “tax” that can only be imposed by the state legislature. On November 1, 2023 a Pennsylvania court ruled that the RGGI constitutes a tax that requires legislative processes in order to enter into effect. This decision cancels the Pennsylvania governor’s plan to impose RGGI by means of an administrative decision. The governor has appealed this ruling, and that appeal remains pending. Should RGGI be imposed and the court of Pennsylvania decide that the regulation applies, the power plants operating in Pennsylvania (including the Fairview power plant) would be required to purchase carbon dioxide allowances, as is the case for the Valley, Maryland, Shore, and Towantic power plants. The cost of acquiring the allowances in Pennsylvania is estimated at approximately $10 million per year (the CPV Group’s share), however, the CPV Group believes that the cost may result in an increase in electricity prices across PJM which potentially could at least partially offset the cost of purchasing the allowances.

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

The sites and operation of CPV’s renewable power projects are subject to a variety of federal environmental laws, including with respect to protection of threatened and endangered plant and animal species, such as the Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. These laws and their state and local equivalents provide for significant civil and criminal penalties for unpermitted activities that result in harm to or harassment of certain protected animals and plants, including damage to their habitats. The CPV Group’s operations in areas where there are threatened or endangered species, or in areas where there are critical natural habitats, may require certain permits or be subject to harsh restrictions or requirements to take protective measures in connection with these species. The CPV Group may also be prevented from developing projects in these areas. Furthermore, the CPV Group’s natural gas-fired projects are also subject to the said laws although to a lesser extent than wind and solar.

Projects that were awarded federal funding, or which are required to obtain a federal permit or other discretionary permit (except for a number of exceptions) are subject to the National Environmental Protection Act (“NEPA”), that requires federal agencies to assess the potential environmental impact of those permits and approvals. For example, if, due to the project’s impact on the ‘Waters of the U.S.’, it is required to hold an ‘Individual Section 404 Permit’ issued by the United States Army Corps of Engineers (the “ACOE”), which permits such an impact, then the project will be required to undergo an environmental impact survey under NEPA. The environmental impact survey might cause significant delays in the project’s development, depending on the project’s potential environmental impact. If a project is required to obtain federal approval, it will also be subject to the National Historic Preservation Act, which requires federal agencies to consider the effects of federal projects on significant historic, cultural and archaeological resources. The CPV Group’s project companies may be subject to other federal permits, licensing arrangements, approvals and other requirements by other federal agencies under various legislation, including the Advisory Council on Historic Preservation; the ACOE referred to above (in connection with the ‘Waters of the U.S.’); the United States Fish and Wildlife Service in connection with potential effects on endangered species, migratory birds, certain species of eagle, and natural habitats that are critical for those animals; and the Federal Bureau of Land Management (“BLM”), in connection with projects that require the use of federal land managed by the federal government. Local or state regulations (including dedicated regulations requiring entities to obtain conditional or special use permits for the purpose of building a project), including, for example, the New York Accelerated Renewable Energy and Community Benefit Act (that applies to large-scale renewable energy projects in New York), may require a similar consultation with state agencies and/or conducting environmental impact surveys in accordance with state laws.

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

All of CPV’s active plants, as well as the plant under construction, hold relevant valid permits for their operational and/or construction activities. With respect to Valley, it commenced operations in January 2018 under a combined Air State Facility and a pre-construction Prevention of Significant Deterioration permit (together, the “ASF Permit”), among other permits and approvals. Valley subsequently filed its Title V Air Permit Application on August 24, 2018, (which is required to replace the ASF Permit) and continued operations under the automatic permit extension provision in the State Administrative Procedure Act, which also extends the ASF Permit. The New York State Department of Environmental Conservation (“NYSDEC”) published notice on May 29, 2019 that the Title V application was complete. NYSDEC was required to make a final determination on Valley’s Title V permit application within eighteen months after the application was deemed complete. Rather than making a final determination within that time frame, however, NYSDEC revoked its prior application completeness determination and issued a Notice of Incomplete Application on November 29, 2020. NYSDEC stated that Valley was required to provide an assessment of how NYSDEC’s issuance of a Title V permit would be consistent with the statewide greenhouse gas emissions limits (including a 40% reduction in greenhouse gas emissions in New York by 2030, zero (0) greenhouse gas emissions by 2050, and 100% zero emissions electric from electricity production by 2040), that were established in the New-York Climate Leadership and Community Protection Act (the “CLCPA”) passed in July 2019. During 2022, Valley was in discussions with NYSDEC staff to define the scope of the information required under the CLCPA.

In January 2023, March and April 2023, Valley submitted supplement filings of the Title V application. Valley received additional information requests from NYSDEC in May 2023 with respect to the supplemental filings and Valley submitted and conveyed responses to the additional requests. The NYSDEC has a period of time to request further information or to determine that the application is complete. After the application is deemed complete, the NYSDEC is required to complete the application process and make a final determination on Valley’s Title V permit application within 18 months. NYSDEC  may not need the full 18 months to make a final determination on the application, however, this stage of the process has not begun. When Valley's application is considered complete (including a determination that an additional environmental review is not necessary), Valley expects that several procedural steps will be completed before the NYSDEC makes its final determination: (1) Publication of Valley's application and opening it to public written comments; (2) Public hearing, to provide verbal comments; (3) Performing an additional administrative review to determine whether any comment raises a substantive and significant issue that the NYSDEC should address; (4) An additional technical screening of the application; and (5) Coordination with the EPA. After completing these steps (which are currently partially completed), NYSDEC is required to perform one of three actions with respect to the application: (1) Approve the application and issue the Permit; (2) Approve the application while adding additional conditions to the Permit; or (3) Deny the application. If the NYSDEC takes alternative (2) or (3), Valley is eligible to submit an administrative appeal on NYSDEC's decision. If the appeal is submitted within the 30 day permitted period, the relevant directives to the SAPA (401) will continue to apply and allow Valley to operate until the completion of the administrative process and determination in the administrative appeal. If an adverse decision is made after the administrative appeals process, Valley may appeal NYSDEC's final decision to the New York Supreme Court. In such scenario, New York State law allows Valley to seek the court for an injunction allowing to continue its operation under Section 401 of the SAPA during the pendency of the court proceedings.

Valley can continue to operate under the ASF Permit until a final determination (after exhausting an appeal in case of rejection) is made regarding the Title V permit. NYSDEC and Valley entered into a tolling agreement reserving Valley’s rights to appeal on the revocation of the completion of the application submission, which was extended from time to time, and is now in effect until March 31, 2024. Valley is coordinating with NYSDEC to further extend the tolling agreement for another six months and expects the extension will be authorized prior to March 31, 2024. Until the Title V permit is issued (if issued), the terms of the future financing agreements of Valley may be adversely affected by the permit receipt which has not been completed.  As of March 12, 2024, there are no outstanding information requests from NYSDEC and Valley continues to wait for a determination on whether its application has been deemed complete.

A direct or indirect change in ownership or control of voting rights in a corporation that provides infrastructure services (“public utilities”) (including part of the CPV project companies in the U.S.), or in any property used for infrastructure services, may be subject to FERC approval, pursuant to the Federal Power Act. Such approval may also be required for holding the position of officers or directors in corporations that provide infrastructure services or certain other companies that provide financing or equipment for infrastructure services. In addition, the FERC applies the requirements in the Public Utility Holding Company Act of 2005 to direct or indirect holders of 10% or more of the voting rights in companies that, among other activities, own or operate facilities that generate electricity, including renewable energy facilities. There is similar state regulation in several states that regulates ownership or control, directly or indirectly, of voting rights in corporations that provide infrastructure services. Therefore, the acquisition of 10% or more of the share capital of OPC, or Kenon may be subject to the FERC approval, and such direct or indirect acquisition may also be subject to the approval of state regulatory authorities in some U.S. states where the company has business operations.

Property taxes/community payments

In general, each CPV project company is subject to property taxes annually paid to the local jurisdiction in which it is located. In some cases (Shore, Maryland, Valley, Towantic, Maple Hill, Backbone and Stagecoach), the projects have come to an arrangement for a long-term payment which replaces the regular assessment and taxation process or recognizes certain exemption provisions in relevant laws or regulations. The long-term payment arrangements run between 20 and 35 years from COD for each applicable project. In other cases (Fairview and Keenan), the projects are subject to an annual assessment on the value of their taxable property and then pay property taxes at the relevant taxing jurisdiction rates.

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

Electric generation projects placed in service after December 31, 2024, that emit zero or less greenhouse gases are eligible for a technology neutral ITC or PTC established under IRA, at the same credit levels as described above for the existing ITC and PTC and are also transferable to unrelated parties. These tax credits are subject to phase out, starting from the later of 2032 and when U.S. greenhouse gas emissions from electricity generation equal or are less than 25% of 2022 electricity generation emissions levels. Projects eligible for these tax credits will also be eligible to use 5-year accelerated depreciation for project assets.

The CPV Group is of the opinion that the IRA is expected to have a positive effect on renewable energy projects under development and construction, including Stagecoach, Backbone, and Rogue’s Wind; among other things, the IRA is expected to increase the tax credit amounts receivable compared to the amounts that were receivable prior to its enactment. Although some of the regulatory arrangements have not yet been finalized, some of the CPV Group’s renewable energy projects will be eligible to higher tax credit rates due to their location (for instance, in the sites of closed coal mines), including in the Maple Hill, Backbone, and Rogue’s Wind projects. The CPV Group is analyzing the impact of the IRA on Backbone and Rogue’s Wind, and the economic benefits that will arise from opting for ITC or PTC in respect of the project, as well as the project’s eligibility for an additional tax credit. The CPV Group opted for an ITC for Maple Hill at the rate of 40% in 2023 and currently plans to opt for a PTC for Stagecoach. The CPV will assess the economic feasibility of ITCs or PTCs for Backbone and Rogue’s Wind, taking into consideration the arrangements that will be set. In addition, the option of selling the tax credits is expected to increase CPV Group’s capability to realize some of the value of its renewable energy projects’ tax credits, and to improve the terms of investment.

Other Relevant Legislation

In November 2021, the US Congress approved a bipartisan infrastructure law, signed by the President of the US (the “Infrastructure Act”). The Infrastructure Act is the first part of legislation (which includes two parts) addressing many sectors of the US economy, including transportation, construction, and energy. A significant part of the Infrastructure Act addresses the expansion of transmission infrastructure, research and development of technologies, including carbon capture and use of hydrogen, reinforcement of the grid, and energy efficiency. However, there are several provisions within the legislation that provide funding opportunities through the Department of Energy to support the development of zero and low emitting generation projects. A second piece of relevant legislation, known as the Build Back Better (“BBB”) Act from an energy perspective focuses on tax incentives to support numerous zero and low carbon technologies. The BBB Act bill (the “BBB Act”) that passed the House of Representatives in November of 2021 was passed largely along a party line vote (one democrat and all republicans voting against) included refundable production and investment tax credits for the expansion of renewable energy production facilities, carbon capture technologies and hydrogen investments. The BBB Act remains in negotiations in the US Senate. There is uncertainty regarding the enactment of the BBB Act as a singular piece of legislation or whether it can be passed at least in part incrementally through smaller limited scope standalone bills. If the energy provisions of the BBB Act are passed in separate bills, such legislation may have a significant effect on electricity demand by promoting low-carbon transport and a low-carbon economy while raising standards for electricity generation using clean energy.

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

Qoros

Kenon holds a 12% interest in Qoros, a China-based automotive company. Kenon previously held a 50% stake in Qoros prior to the Majority Qoros Shareholder’s investment in Qoros, and was one of the founding members of the company. The Majority Qoros Shareholder holds 63% of Qoros and Chery holds 25%.  Substantially all of Quantum’s interest in Qoros is pledged to secure Qoros’ RMB 1.2 billion loan facility.

In April 2021, Kenon’s subsidiary Quantum entered into a Sale Agreement with the Majority Qoros Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $220 million) and Baoneng Group has provided a guarantee of the Majority Qoros Shareholder’s obligations under the Sale Agreement. The Majority Qoros Shareholder had not made any of the required payments under the Sale Agreement, and in the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Qoros Shareholder and Baoneng Group with CIETAC. In February 2024, CIETAC issued a final award, not subject to any conditions, in favor of Quantum. The tribunal ruled that the Majority Qoros Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $268 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $239 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. Kenon intends to seek to enforce this award against the Majority Qoros Shareholder and Baoneng Group since they have failed to perform their payment obligations under the award. In connection with this arbitration, Kenon has obtained a court order freezing assets of Baoneng Group at different rankings (primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses). See “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to collection of the arbitration award in connection with this agreement.”

In addition to the Sale Agreement, the Majority Qoros Shareholder was required to assume Quantum’s obligations relating to Quantum’s pledge of its remaining shares in Qoros. Baoneng Group has provided a guarantee. Baoneng Group has failed to comply with the obligations of the guarantee and as a result, Kenon filed a claim against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by Baoneng Group, which was then transferred to the Supreme People’s Court for trial. The court proceedings are ongoing. There is no assurance as to the outcome of these proceedings. See further details about the claim in “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to collection of the arbitration award in connection with this agreement.”

Qoros has been in default under certain loan facilities for a number of years, including its RMB 1.2 billion loan facility.  The lenders under Qoros’ RMB 1.2 billion loan facility have obtained a court order in respect of a payment default by Qoros. See further details about the court order in “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to collection of the arbitration award in connection with this agreement.”

There is no assurance as to the collection of the arbitration award and the outcome of legal proceedings described above or any value Kenon may realize in respect of its remaining shares in Qoros. Since April 2020, Kenon no longer accounts for Qoros pursuant to the equity method of accounting and in 2021, Kenon wrote down the value of Qoros to zero.  See “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to collection of the arbitration award in connection with this agreement.”

We previously had back to back guarantee obligations in respect of certain of Qoros’ debt but we have previously settled these obligations and have no further guarantee obligations.

We are party to a joint venture agreement, or the Joint Venture Agreement, with respect to our and our joint venture partners’ interest in Qoros. The Joint Venture Agreement sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, Wuhu Chery and the Majority Qoros Shareholder with respect to Qoros.  The Joint Venture Agreement is governed by Chinese law. Under the Joint Venture Agreement, certain matters require the unanimous approval of Qoros’ board of directors, while other matters require a two-thirds or a simple majority board approval. Pursuant to the terms of the Joint Venture Agreement, we have the right to appoint two of Qoros’ nine directors.

ZIM

Information in this report on ZIM is based on ZIM’s annual report on Form 20-F filed with the SEC on March 13, 2024.

Overview

ZIM is a global container liner shipping company with leadership positions in niche markets where ZIM believes ZIM has distinct competitive advantages that allow ZIM to maximize its market position and profitability. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with nearly 80 years of experience, providing customers with innovative seaborne transportation and logistics services.

As of December 31, 2023, ZIM operated a fleet of 144 vessels and chartered-in 95% of its TEU capacity and 93.8% of the vessels in its fleet. For comparison, according to Alphaliner, ZIM’s competitors chartered-in on average approximately 44% of their fleets as of the end of 2023 (in accordance with the Alphaliner December 2023 Report). During 2021 and 2022 ZIM has entered into several strategic long-term charter agreements, including two strategic agreements with Seaspan for the long-term charter of ten 15,000 TEU and fifteen uniquely designed 7,700-class TEU LNG (liquified natural gas dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with 14 vessels already delivered to ZIM. ZIM has also entered into an eight-year charter agreement with a shipping company that is an affiliate of its largest shareholder, Kenon Holdings Ltd., according to which ZIM will charter three 7,700-class TEU LNG dual fuel container vessels, with one vessel delivered to ZIM. Furthermore, in February 2022 ZIM announced a new chartering agreement with Navios Maritime Partners L.P. for a total of 13 vessels (including five of which are secondhand), ranging from 3,500 to 5,300 TEUs each, of which two newbuild vessels  and all five secondhand vessels were delivered to ZIM, and in March 2022 ZIM announced ZIM has entered into a seven-year charter transaction for six 5,500 TEU wide beam newbuild vessels with MPC Container Ships ASA and MPC Capital AG, of which three vessels were already delivered to ZIM. ZIM expect the rest of the vessels to be delivered to ZIM during the remainder of 2024. See“—ZIM’s vessel fleet—Strategic Chartering Agreements”. During the second half of 2021 ZIM has completed the purchase of eight secondhand vessels, ranging from 1,100 to 4,250 TEU, in several separate transactions, for an aggregated amount of $355 million. In February 2024, ZIM completed the acquisition of an additional three secondhand 10,000 TEU vessels and two 8,500 vessels that ZIM already chartered by exercising an option to acquire them for approximately $129 million, so that on March 1, 2024, ZIM owned a total of 14 vessels of its operated fleet, including one vessel ZIM already previously owned prior to these acquisitions. See—“ZIM’s vessel fleet.”

As of December 31, 2023, ZIM chartered-in most of its capacity; in addition, 74.8% of its chartered-in vessels are under leases having a remaining charter duration of more than one year (or 81.9% in terms of TEU capacity). ZIM continues to adjust its operations in response to the effects of global and regional geopolitical and economic events, including the Houthi attacks on the Red Sea, the Israel-Hamas and Russia-Ukraine wars, long terms effect of the COVID-19 pandemic and other recent geopolitical trends. ZIM’s fleet, mainly in terms of the size of its vessels, enables ZIM to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of its vessels and specific trade advantages. ZIM’s operated vessels have capacities that range from less than 1,000 TEUs to 15,000 TEUs. Furthermore, ZIM operates a modern and specialized container fleet, which ZIM significantly increased during 2021, and its current container fleet capacity reaches approximately 885 thousand TEUs.

ZIM operates across five geographic trade zones that provide ZIM with a global footprint. These trade zones include (for the year ended December 31, 2023, of carried TEUs): (1) Transpacific (38.4%), (2) Atlantic (13.1%), (3) Cross Suez (11.8%), (4) Intra-Asia (27.9%) and (5) Latin America (8.8%). Within these trade zones, ZIM strives to increase and sustain profitability by selectively competing in niche trade lanes where ZIM believes that the market is underserved and that ZIM has a competitive advantage versus its peers. These include both trade lanes where ZIM has an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which ZIM is often driven by demand from its customers as they are not serviced in-full by its competitors. Several examples of niche trade lanes within ZIM’s geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where ZIM maintains a 7.9% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 6.3% market share and (3) Far East (not including the Indian subcontinent) to US East Coast (Pacific trade zone), 11.2% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (“CTS”).

During 2023 and as at March 13, 2024, ZIM announced the following main newly launched services and service upgrades: (1) a new operational cooperation with MSC encompassing seven services, including three services on the southeast Asia-Oceana trade, two services from India to the East Mediterranean and Israel (currently rerouted), and two services from the East Mediterranean and Israel to North Europe; (2) two new independent services, ZIM Albatross (ZAT), connecting China and Southeast Asia to the west coast South America, and ZIM Gulf Toucan (ZGT), connecting South America to the Gulf of Mexico, and replacing previous services in cooperation with other carriers; (3) the relaunch of ZEX, ZIM eCommerce Xpress service, providing a premium, speedy China-US West Coast service; (4) the expansion of the ZXB service calling from Port Kelang to Baltimore and Boston to include direct calls to Mexico and Colombia; (5) the upscaling of ZIM’s vessels on its independently operated ZCP service line (as part of its agreement with the 2M Alliance) to 15,000 TEU LNG dual-fuel container vessels; and (6) the launch of an independent service connecting Asia to the US via Vancouver (ZPX).

In addition to containerized cargo, in an effort to respond to increased demand for car carrier services, and specifically to the increase in vehicle exports from China (and electric and hybrid cars in particular), ZIM also transports vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan, South Korea and India. Currently, ZIM charters 16 car carrier vessels and ZIM has expanded the volume and its range of services to include additional calls to ports in Europe, the Mediterranean and South America. Despite the uncertainty caused by the geopolitical situation, the outlook for the car carrier industry remains relatively positive thanks to modest fleet growth in 2023 and slight increase in demand for lighter vehicles. In 2024, car carrier fleet growth is estimated to be more robust, with an increase of 6.5% capacity by year end.

MEDITERRANEAN - NORTH EUROPE
INTRA MEDITERRANEAN & BLACK SEA
ASIA - AMERICA
MEDITERRANEAN - NORTH AMERICA
ASIA - AMERICA
ASIA - AMERICA
INTRA ASIA
INTRA AMERICA & CARIBBEAN
ASIA - AUSTRALIA
MEDITERRANEAN - SOUTH AMERICA EAST COAST
ASIA - MEDITERRANEAN
North to South America
ASIA AFRICA
ASIA - SOUTH AMERICA EAST COAST

As of December 31, 2023, ZIM operated a global network of 67 weekly lines, calling at approximately 310 ports, delivering cargo to and from more than 90 countries. ZIM’s complex and sophisticated network of lines allows ZIM to be agile as it identifies markets in which to compete. Within its global network ZIM offers value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to its customers. ZIM continues to develop its network of additional logistics companies in order to provide comprehensive services to its customers. These subsidiaries, which ZIM operates, among others, in China, Vietnam, Canada, Brazil, India, Singapore, Hong Kong and the U.S, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2023, approximately 18% of its TEUs carried utilized additional elements of land transportation.

ZIM’s network is significantly enhanced by cooperation agreements with other container liner companies and alliances, allowing ZIM to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding its service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and slot swaps. One of these cooperations is the strategic collaboration with the 2M Alliance, comprised of the two largest global carriers, Maersk and MSC, who both announced the 2M Alliance will terminate in January 2025. ZIM’s agreement with the 2M Alliance which was launched in September 2018 and amended in February 2022, provides faster, wider and more efficient service in the Asia-US East Coast and the Asia-US Gulf Coast with two trade lanes, seven services and approximately 15,500 weekly TEUs. Another example is ZIM’s new operational cooperation with MSC encompassing seven services on the southeast Asia-Oceana, India-East Mediterranean (currently rerouted) and East Mediterranean-North Europe trades, that ZIM entered into in September 2023. In addition to these collaborations, ZIM also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, ZIM partners with both global and regional liners in order to extend its services in the region (See“—ZIM’s operational partnerships”).

ZIM has a highly diverse and global customer base with approximately 32,600 customers (which considers each of its customer entities separately, including in instances where the entity is a subsidiary or branch of another customer, or on a non-consolidated basis) using its services. In 2023, ZIM’s 10 largest customers represented approximately 13% of its freight revenues and ZIM’s 50 largest customers represented approximately 28% of its freight revenues. One of the key principles of its business is its customer-centric approach and ZIM strives to offer value-added services designed to attract and retain customers. ZIM’s strong reputation, high-quality service offering, and schedule reliability has generated a loyal customer base, with 9 of its 10 top customers in 2023 having a relationship with ZIM lasting longer than 10 years.

ZIM has focused on developing technologies to support its customers, including improvements in its digital capabilities to enhance both commercial and operational excellence. ZIM uses its technology and innovation to power new services, improve its customer experience and enhance its productivity and portfolio management. Several recent examples of ZIM’s digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo; (ii) eZIM, its easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, ZIM has formed a number of partnerships and collaborations with start-ups for the development of multiple engines of growth which are adjacent to its traditional container shipping business. These technological partnerships and initiatives include: (i) “ZIMARK”, a new initiative in cooperation with Sodyo (in which ZIM made an additional investment in 2022), an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.) This technology is extremely fast and is suitable for multiple types of media; (ii) ZIM’s investment in and partnership with WAVE, a leading electronic bill of lading based on blockchain technology, to replace and secure original documents of title; (iii) ZIM’s investment in Hoopo Systems Ltd. (“Hoopo”), a provider of cutting edge tracking solutions for unpowered assets, as well as its new agreement to deploy Hoopo’s tracking devices on ZIM’s dry-van container fleet; (iv) Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution, that is initially targeting small and medium-sized businesses importing and exporting from the US, Canada, the far East and Israel; (v) its investment in Data Science Consulting Group (DSG), a leading technology company specializing in Artificial Intelligence based products, solutions and services, developer of e-volve, a holistic AI governance and decision management system, and ZIM’s co-creator of a center of excellence for the development of AI tools for the maritime shipping industry; and (vi) 40Seas, an innovative fintech company serving as a platform for cross-border trade financing, in which ZIM has made an equity investment in addition to extending an approximate $100 million credit facility, with an option subject to both parties’ agreement to increase this credit facility by up to $200 million. To support and enhance ZIM’s commercial partnerships and investments in technology companies, ZIM has formed a ZIM team of professionals that specializes in the ecosystem of investing and collaborating with early-stage technology companies, and function as a “corporate venture capital”, or CVC, dedicating a substantial part of their time to such CVC activities. The members of this CVC team support ZIM’s portfolio companies throughout the life cycles of their businesses, starting from identifying promising startups which are synergetic to ZIM’s business, conducting due diligence over potential investments, negotiating investment and commercial agreements with ZIM’s portfolio companies, and supporting them in additional investment and commercial transactions and in their operations, often by holding board membership positions in such companies.

Over the past three years ZIM has taken initiatives to reduce and avoid costs across its operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports).

ZIM is headquartered in Haifa, Israel. As of December 31, 2023, ZIM had approximately 6,460 full-time employees worldwide (including contract workers). In 2023 and 2022, ZIM carried 3.28 million TEUs and 3.38 million TEUs, respectively, for its customers worldwide. During the same periods, ZIM’s revenues were $5,162 million and $12,562 million, its net income (loss) was $(2,688) million and $4,629 million and its Adjusted EBITDA was $1,049 million and $7,541 million, respectively.

ZIM’s services

With a global footprint of more than 200 offices and agencies in more than 90 countries, ZIM offers both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

Comprehensive logistics solutions

ZIM offers its customers comprehensive logistics solutions to fit their transportation needs from door-to-door. ZIM’s wide range of transportation services, handled by its highly trained sea and shore crews and supported with personalized customer service and its unified information technology platform, allows ZIM to offer its customers higher quality and tailored services and solutions at any time around the world.

ZIM’s services and geographic trade zones

As of December 31, 2023, ZIM operated a global network of 67 weekly lines, calling at approximately 310 ports delivering cargo to and from more than 90 countries. ZIM’s shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. ZIM has achieved leadership positions in specific markets by focusing on trades where ZIM has distinct competitive advantages and can attain and grow its overall profitability.

ZIM’s shipping lines are organized into geographic trade zones by trade. The table below illustrates ZIM’s primary geographic trade zones and the primary trades they cover, as well as the percentage of its total TEUs carried by geographic trade zone for the years ended December 31, 2023, 2022 and 2021:

Geographic trade zone		Year ended December 31,
(percentage of total TEUs carried for the period)	Primary trade	2023	2022	2021
Pacific	Transpacific	38%	34%	39%
Cross-Suez	Asia-Europe	12%	13%	10%
Atlantic-Europe	Atlantic	13%	15%	18%
Intra-Asia	Intra-Asia	28%	31%	27%
Latin America	Intra-America	9%	7%	6%
		100%	100%	100%

Pacific geographic trade zone.

The Pacific geographic trade zone serves the Transpacific trade, which covers trade between Asia, including China, Korea, Southeast Asia, the Indian subcontinent, and the Caribbean, Central America, the Gulf of Mexico and the east coast and west coast of the United States and Canada. ZIM’s services within this geographic trade zone also connect to Intra-Asia and Intra-America regional feeder lines, which provide onward connections to additional ports

Pacific Northwest service.

Based on information from Piers, Port of Vancouver and Prince Rupert Port Authority, approximately 45% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. ZIM holds a position within the PNW, via the Canadian gateway Vancouver, which enable ZIM to serve the very large Canadian and U.S. Midwest markets quickly and efficiently. ZIM’s strategic relationships in these markets with Canadian National Railway Company (“CN”), a rail operator, have allowed ZIM to obtain competitive rates and provide consistent, high-quality service to its customers. Since July 2023, ZIM has started to charter slots from MSC to serve the Pacific Northwest, replacing its independent service line launched after the termination of the cooperation with the 2M Alliance for this service in April 2022. In January 2024, ZIM launched a new independent line connecting Asia and the US through the Vancouver gateway (ZPX).

Pacific Southwest Coast services.

In response to the growing trend in eCommerce, during 2020 and 2021, ZIM launched three eCommerce Xpress high-speed services, focusing on e-Commerce between South China and Los Angeles, the ZEX, ZX2 and ZX3 lines. ZIM suspended these lines because of heavy port congestion due to COVID-19. In November 2023, ZIM relaunched ZEX as market conditions improved.

Asia-U.S. All-Water service.

With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. In accordance with its agreement with the 2M Alliance as amended in February 2022 effective from April 2022, ZIM operates one out of the five joint Asia to USEC services (ZCP) as well as a vessel sharing agreement on one of two joint Asia to USGC services (ZGX). ZIM has deployed all 15,000 TEU LNG dual fuel vessels delivered to ZIM so far on the independently operated ZCP service, and intend to deploy the remainder expected to be delivered to ZIM during 2024 on this service as well (See, “—Strategic Chartering Agreements”).

As of December 31, 2023, ZIM offered 10 services in the Pacific geographic trade zone, which had an effective weekly capacity of 24,657 TEUs and covered all major international shipping ports in the Transpacific trade. ZIM’s services in the Pacific geographic trade zone accounted for 45% of its freight revenues from containerized cargo for the year ended December 31, 2023.

Cross-Suez geographic trade zone.

The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia-Black Sea/East Mediterranean Sea sub-trade, which is one of its key strategic zones. In previous years this trade was characterized by intense competition, and ZIM has undertaken several initiatives to help ZIM remain competitive within it.

In September 2023, ZIM entered into a cooperation agreement with MSC covering seven services, including two services from the India subcontinent (ISC) to Israel and the East Mediterranean and two services from Israel and the East Mediterranean to N. Europe. These services replace ZIM’s previous independent service (ZMI), which was initiated following the termination of two joint services with the 2M Alliance covering Asia to the East Mediterranean in April 2022.

In response to the Yemeni Houthis’ attacks against vessels sailing in the Red Sea, ZIM has taken proactive measures by rerouting some of its vessels and restructuring its services on the Indian subcontinent to East Mediterranean trade, which also currently limits its access to the Suez Canal (See, “Item 3.D Risk Factors—Risks Related to our Interest in ZIM—Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on ZIM’s business, financial condition and results of operations,” and “Item 3.D Risk Factors—Risks Related to our Interest in ZIM—ZIM is incorporated and based in Israel and, therefore, ZIM’s results may be adversely affected by political, economic and military instability in Israel. Specifically, the current war between Israel and Hamas and the additional armed conflicts in the Middle East may adversely affect ZIM’s business”).

As of December 31, 2023, ZIM offered two services in the Cross-Suez geographic trade zone (currently rerouted), which had an effective weekly capacity of 3,940 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 12% of its freight revenues from containerized cargo for the year ended December 31, 2023.

Atlantic-Europe geographic trade zone.

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. ZIM’s services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, ZIM has had a cooperation agreement with Hapag-Lloyd and other companies in its Atlantic services. ZIM’s new cooperation agreement with MSC also includes two joint services from Israel and the East Mediterranean to North Europe.

As of December 31, 2023, ZIM offered 10 services within this geographic trade zone, with an effective weekly capacity of 8,707 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 16% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2023.

Intra-Asia geographic trade zone.

The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trades within regional ports in Asia, including ISC (Indian sub-continent), Africa and Oceana. ZIM’s services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that ZIM has made to respond to changes in trade and market conditions.

The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a significant presence within this trade, which is primarily serviced by relatively small vessels. However, larger vessels that operate in the intercontinental trade also serve this trade and call at ports within the region. For example, ZIM has recently upscaled its vessels on one of its Intra-Asia services calling India subcontinent ports to 10,000 TEUs. ZIM has operational agreements with several other shipping companies within this trade.

As of December 31, 2023, ZIM offered 27 services within this geographic trade zone with an effective weekly capacity of 14,712 TEUs.  The Intra-Asia geographic trade zone accounted for 16% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2023.  ZIM’s services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa, Thailand, Vietnam, New Zealand and Australia, and connect to shipping lines within its Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone.

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to its Pacific and Atlantic-Europe geographic trade zones. ZIM cooperates with other carriers within the regional services: ZIM cooperates with Maersk via a vessel sharing agreement in the Asia-East Coast South America, and ZIM cooperates with other carriers on the Mediterranean-East Coast South America sub-trades mostly by slots purchase. In addition, ZIM replaced several joint services with its newly launched service, ZIM Gulf Toucan (ZGT), connecting South America to the Gulf of Mexico. ZIM also launched a second independent service, ZIM Albatross (ZAT), connecting China and Southeast Asia to the west coast of South America. These new services facilitated a significant growth in the scope of ZIM’s activities in the Latin America geographic trade zone during 2023.

As of December 31, 2023, ZIM offered 18 services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 8,696 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to its Pacific and Atlantic-Europe services. The Latin America geographic trade zone accounted for 11% of ZIM’s freight revenues from containerized cargo for the year ended December 31, 2023.

Types of cargo

The following table sets forth details of the types of cargo ZIM shipped during the twelve months ended December 31, 2023, as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,824,378	3,092,964
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	100,510	198,907
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	56,173	70,748
Total		1,981,061	3,362,619

ZIM’s vessel fleet

As of December 31, 2023, ZIM’s fleet included 144 vessels (128 container vessels and 16 vehicle transport vessels), of which nine vessels were owned by ZIM and 135 vessels are chartered-in. As of December 31, 2023, ZIM’s operating fleet (including both owned and chartered vessels) had a capacity of 638,801 TEUs. The average size of ZIM’s vessels is approximately 4,991 TEUs, compared to an industry average of 4,689 TEUs.

During the second half of 2021 ZIM has completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, for an aggregated amount of $ 355 million with all purchased vessels delivered during 2021 and 2022. In February 2024, ZIM completed the acquisition of an additional three 10,000 TEU vessels and two 8,500 TEU vessels that ZIM already chartered by exercising an option to acquire them, so as of March 1, 2024, following these purchases, in addition to one vessel already previously owned by us, ZIM owned 14 vessels in its operated fleet. ZIM may purchase additional secondhand vessels if ZIM evaluates that such purchase is more suited to its needs than other available alternatives.

ZIM charters-in vessels under charter party agreements for varying periods. ZIM’s charter rates are negotiated and predetermined at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2023, all of ZIM’s chartered vessel agreements consist of chartering-in the vessel capacity for a given period of time against a daily charter fee, while the crewing and technical operation of the vessel is handled by its owner, including 3 vessels chartered-in from related parties. Subject to any restrictions in the applicable arrangement, ZIM determines the type and quantity of cargo to be carried as well as the ports of loading and discharging.

ZIM’s vessels operate worldwide within the trading limits imposed by its insurance terms. As of December 31, 2023, the remaining average duration of ZIM’s chartered fleet was approximately 33 months, based on the earliest date of redelivery.

As of December 31, 2023, ZIM’s fleet was comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 15,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which ZIM operates.

The following table provides summary information, as of December 31, 2023, about ZIM’s fleet:

	Number	Capacity (TEU)	Other Vessels	Total
Vessels owned by ZIM	9	31,842	—	9
Vessels chartered from parties related to ZIM	1	4,253	2	3
Periods up to 1 year (from December 31, 2023)	1	4,253	1	2
Periods between 1 to 5 years (from December 31, 2023)	—	—	1	1
Periods over 5 years (from December 31, 2023)	—	—	—	—
Vessels chartered from third parties	118	602,706	14	132
Periods up to 1 year (from December 31, 2023)	32	105,526	—	32
Periods between 1 to 5 years (from December 31, 2023)	74	355,584	14	88
Periods over 5 years (from December 31, 2023)	12	141,596	—	12
Total(1)	128	638,801	16	144
_____________________________________
(1)
Under ZIM’s time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by ZIM. Operational management services include the chartering-in, sale and purchase of vessels and accounting services, while technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of ZIM’s vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of the vessels, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that the vessels comply with the law of their flag state.

As of March 1, 2024, ZIM’s operated fleet included 150 vessels (134 container vessels and 16 vehicle transport vessels), of which 14 vessels are owned by ZIM and 136 vessels are chartered-in. ZIM’s owned and chartered container vessels had a capacity of 703,380 TEUs. As of March 1, 2023, this operated fleet included 24 new-build vessels out of a total of 46 new-build modern vessels long term chartered by us, with an additional 22 vessels expected to be delivered to us during 2024. Further, as of March 1, 2024, approximately 74.8 of ZIM’s chartered-in vessels (84.5% in terms of TEU capacity) are under long-term leases with a remaining charter duration of more than one year, as ZIM continues to actively manage its asset mix.

Strategic Chartering Agreements

Long term charter agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021 ZIM and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels. Pursuant to the agreement, ZIM will charter the vessels for a period of 12 years with the option to extend it by additional charter periods. ZIM was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. ZIM intends to deploy these vessels on its Asia-US East Coast Trade as an enhancement to its service on this strategic trade.

In addition, in July 2021 ZIM announced a second strategic agreement with Seaspan for the long-term charter for a consideration in excess of $1.5 billion, of ten uniquely designed 7,700-class TEU LNG dual fuel container vessels with an option for additional five vessels, to serve across ZIM’s various global niche trades. In September 2021 ZIM announced the exercise of an option granted to ZIM under this agreement to long term charter five additional 7,700-class TEU LNG vessels,  for an additional consideration in excess of $750 million. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen. To date, nine 15,000 TEU and five 8,420 TEU LNG dual fuel LNG container vessels have been delivered to ZIM with the remaining vessels expected to be delivered during 2024. ZIM expects to incur, in annualized charter hire costs per vessel (in addition to down payments made on the delivery of each vessel), approximately $17 million in respect of the abovementioned 15,000 TEU vessels, and approximately $13 million in respect of the abovementioned vessels, over the term of the agreements.

Long-term charter agreement for LNG-fueled vessels from a shipping company affiliated with Kenon

In January 2022 ZIM entered into a new eight-year charter agreement with a shipping company that is affiliated with Kenon Holdings Ltd., its largest shareholder, according to which ZIM will charter three 7,700-class TEU LNG dual-fuel container vessels to be deployed in its global niche trades for a total consideration of approximately $400 million. The vessels will be constructed at Korean-based shipyard, Hyundai Samho Heavy Industries, with one 7,920 TEU LNG dual fuel vessel already delivered and the remaining vessels are scheduled to be delivered during the first half of 2024.

Charter agreement with Navios Maritime Holdings Inc.

In February 2022, ZIM and Navios Maritime Holdings Inc. entered into a charter agreement for the charter of thirteen container vessels comprising of five secondhand vessels and eight newbuild vessels of total consideration of approximately $870 million. The five secondhand vessels’ capacity range from 3,500 to 4,360 TEUs and were delivered during the first and second quarter of 2022 and deployed across ZIM’s global network. Today two of the eight 5,300 TEU wide beam newbuilds have been delivered and the rest will be delivered through the fourth quarter of 2024 and are expected to be deployed in trades between Asia and Africa. The charter period of the vessels is approximately five years.

Charter agreement with MPC Container Ships ASA and MPC Capital AG

In March 2022 ZIM and MPC Container Ships ASA and MPC Capital AG entered into a new charter agreement according to which ZIM will charter a total of six 5,500 TEU wide beam newbuild vessels for a period of seven years and a total consideration of approximately $600 million. The vessels are being constructed at Korean-based shipyard HJ Shipbuilding & Construction (formally known as Hanjin Heavy Industries & Construction Co.). Three of these vessels have been delivered, with the remaining vessels to be delivered throughout 2024.

ZIM’s containers

In addition to the vessels that ZIM owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2023, ZIM held 508 thousand container units with a total capacity of approximately 885 thousand TEUs, of which 44% were owned by ZIM and 56% were leased (including 49% accounted as right-of-use assets). In some cases, the terms of its leases provide that ZIM will have the option to purchase the container at the end of the lease term.

Container fleet management

ZIM aims to reposition empty containers in the most cost-efficient way in order to minimize its overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, ZIM seeks to optimize its container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet its customers’ demands. ZIM’s global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining ZIM’s container fleet, its logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of its logistics initiatives relating to container fleet management:

•
Slot swap agreements. ZIM enters into agreements with other carriers for the exchange of vessel space, or “slots”, for repositioning of empty containers. Under these agreements, other carriers offer ZIM space on their own operated vessels, in exchange for space on its vessels for the purpose of repositioning empty containers. ZIM has greatly developed this type of cooperation. ZIM has slot swap agreements with 15 carriers and exchange thousands of TEUs each year.

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

In January 2024, ZIM entered into an agreement with Hoopo to deploy Hoopo’s tracking device on ZIM’s dry-van container fleet, which offers its customers comprehensive tracking information including geofence alerts and open/close door notifications and more, while ensuring high reliability and durability combined with significant cost and energy efficiencies.

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

Strategic Cooperation Agreement with the 2M Alliance

In April 2022 ZIM amended and extended its agreement with the 2M Alliance to include the extension of its collaboration on the Asia-U.S. East Coast (USEC) and Asia-U.S. Gulf Coast (USGC) under a full slot exchange and vessel sharing agreement originally established in September 2018 and August 2019, respectively. The strategic cooperation on the Asia-USEC currently includes a joint network of five loops between Asia and USEC, out of which one is operated by ZIM (ZCP) and four are operated by the 2M Alliance. ZIM is currently in the process of upscaling its vessels on this service to 10 15,000 TEU LNG dual-fueled container vessels. In addition, ZIM and the 2M Alliance agreed to swap slots on all five loops under the agreement and ZIM could purchase additional slots in order to meet total demand in these trades. The strategic cooperation on the Asia-USGC currently includes two services, of which one is operated through a vessel sharing agreement, and one is operated by the 2M Alliance. ZIM has terminated its previous cooperation with the 2M Alliance established in March 2019 on the Asia—Mediterranean—and Asia - American Pacific Northwest and are currently serving the Asia-Mediterranean trade independently and the Asia-Pacific Northwest trade by a slot purchase from MSC and an independent service. Under its amended collaboration agreement with the 2M Alliance, ZIM or the 2M Alliance may terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the agreement (April 2022), and in any event, in accordance with the announcement made by the members of the 2M Alliance, the 2M Alliance will terminate in January 2025. This strategic cooperation with the 2M Alliance enables ZIM to provide its customers with improved port coverage and transit time, while generating cost efficiencies.

Operational Collaboration Agreement with MSC on Multiple Trades

In July 2023 ZIM entered into a new slot charter agreement with MSC on the Asia-PNW trade. In September 2023, ZIM entered into new operational agreements with MSC, encompassing several trades and seven service lines. The cooperation scope includes services connecting the Indian Subcontinent with the East Mediterranean (currently rerouted), the East Mediterranean with Northern Europe, and services connecting East Asia with Oceania. The joint services include a vessel sharing agreement, slots swaps and slot purchase arrangements. The agreements are in effect for a period of two years, may be extended for additional periods and may be terminated by providing a six-month period prior notice provided that such notice will not be given before 18 months after the effective date of the agreements.

The table below shows ZIM’s operational partners by geographic trade zone as of December 31, 2023:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓		✓		✓
Mediterranean Shipping Company(1)	✓	✓	✓	✓	✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)			✓	✓
China Ocean Shipping Company (COSCO)			✓	✓
ONE			✓	✓
Orient Overseas Container Line Limited (OOCL)			✓
Yang Ming Marine Transport Corporation			✓	✓
Hyundai Merchant Marine Co., Ltd.			✓
Others			✓		✓
_____________________________________
(1)
ZIM’s cooperation with Maersk and MSC is under the 2M Alliance framework, except: (i) its collaboration agreements with MSC as of July and September 2023 (as detailed above); (ii) its separate bilateral cooperation agreement with MSC in the Latin America; and (iii) its separate bilateral cooperation agreement with Maersk in the Latin America and Intra-Asia trades.

(2)
With respect to the Atlantic-Europe trade, ZIM has a swap agreement with THE Alliance member Hapag-Lloyd, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement with respect to the Atlantic-Europe trade with Hapag-Lloyd in its standalone capacity.

ZIM’s Customers

In 2023, ZIM had more than 32,600 customers (on a non-consolidated basis) using ZIM’s service. ZIM’s customer base is well-diversified, and ZIM does not depend upon any single customer for a material portion of its revenue. For the year ended December 31, 2023, no single customer represented more than 2% of its revenues.

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

During the last five years, end-users have constituted approximately 30% of ZIM’s customers in terms of TEUs carried, and the remainder of its customers were freight forwarders. ZIM’s contracts with its main customers are typically for a fixed term of one year on all trades. ZIM’s contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in its favor.

For the years ended December 31, 2023, 2022 and 2021, ZIM’s five largest customers in the aggregate accounted for approximately 6%, 10%, and 12% of its freight revenues and related services, respectively, and 7%, 6% and 8% of its TEUs carried for each year.

Suppliers

Vessel owners

As of December 31, 2023, ZIM chartered approximately 95.0% of its TEU capacity and 93.8% of the vessels in its fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which ZIM operate, is necessary for the operation of its business. See “Item 3.D—Risk Factors—ZIM charters-in most of its fleet, which makes it more sensitive to fluctuations in the charter market, and as a result of its dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.” ZIM may face a possible shortage of vessel for hire in the future.

Port operators

ZIM has Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that ZIM uses around the world. Access to terminal facilities in each port is necessary for the operation of its business. Although ZIM believes it has been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, possible increase in demand, congestion in ports and terminals and other geopolitical and macroeconomic events may increase its costs and dependency on berthing windows in terminals. This dependency is especially critical for express or expediated services such as its ZEX service connecting China and southeast Asia to the U.S. west coast, where the speed of service and avoiding bottlenecks is a key factor for its customers.

Bunker suppliers

ZIM has contractual agreements to purchase approximately 80% of its annual bunker estimated requirements with suppliers at various ports around the world. ZIM has been able to secure sufficient bunker supply under contract or on a spot basis. For its strategic agreement with Shell and risks relating to the supply of LNG see “Item 3.D—Risk factors—Rising energy and bunker prices (including LNG) may have an adverse effect on its results of operations.”

Land transportation providers

ZIM has services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. ZIM is a party to a rail services agreement with some of the Class-1 service providers to main inland locations in United States and Canada.

ZIM’s Sustainability and Focus on ESG

Through ZIM’s core value of sustainability, and in accordance with its Code of Ethics, ZIM aims to uphold and advance a set of principles regarding environmental, social and governance concerns, and with its supplier code of conduct ZIM aims to withhold a strong, secure and responsible supply chain. ZIM’s goal is to work resolutely to eliminate corruption risks, promote diversity among its teams and continuously reduce the environmental impact of its operations, both at sea and onshore. Furthermore, ZIM has elected to enter into long term charter transactions of LNG dual-fuel vessels to reduce pollutant emissions as a result of bunker consumption, and five of these vessels are also partly ready to be powered by Ammonia in the event it will become a feasible “cleaner” fuel. In addition to actively working to reduce accidents and security risks in its operations, ZIM also endeavors to eliminate corruption risks as a member of the Maritime Anti-Corruption Network (MACN), with a vision of a maritime industry that enables fair trade. ZIM also fosters quality throughout the service chain, by selectively working with qualified partners to advance its business interests. Finally, ZIM promotes diversity among its teams, with a focus on developing high-quality training courses for all employees. ZIM has invested efforts and resources in promoting diversity in its company, such as monitoring gender diversity of its company on an annual basis, collaborating with nonprofit organization to increase the hiring of employees from diverse backgrounds and with disabilities, participating in special events to raise awareness to diversity and globally communicating its efforts, both internally and externally. As ZIM continues to grow, sustainability remains a core value. ZIM expects ESG regulation will intensify in the future.

ZIM’s Competition

ZIM competes with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of its key trades, ZIM competes primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and CMA-CGM — accounting for approximately 46.7% of global capacity, and the remaining carriers together contributing 53.3% of global capacity as of December 2023, according to Alphaliner. As of December 2023, ZIM controlled approximately 2.1% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner.

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

ZIM’s Seasonality

ZIM’s business has historically been seasonal in nature. As a result, ZIM’s average freight rates have reflected fluctuations in demand for container shipping services, which affect the volume of cargo carried by its fleet and the freight rates which ZIM charges for the transport of such cargo. ZIM’s income from voyages and related services are typically higher in the third and fourth quarters than the first and second quarters due to increased shipping of consumer goods from manufacturing centers in Asia to North America in anticipation of the major holiday period in Western countries. The first quarter is affected by a decrease in consumer spending in Western countries after the holiday period and reduced manufacturing activities in China and Southeast Asia due to the Chinese New Year. However, operating expenses such as expenses related to cargo handling, charter hire of vessels, fuel and lubricant expenses and port expenses are generally not subject to adjustment on a seasonal basis. As a result, seasonality can have an adverse effect on ZIM’s business and results of operations.

Recently, as a result of the continuing volatility within the shipping industry, seasonality factors have not been as apparent as they have been in the past. As global trends that affect the shipping industry have changed rapidly in recent years, including trends resulting from the COVID-19 pandemic and other geopolitical events, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting ZIM’s results of operations in the future.

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

The European Union’s Emissions Trading System, or ETS, which entered into effect on January 1, 2024, sets a limit on the total amount of greenhouse gases that we as a shipping company are permitted to emit on route to or from European Union members’ ports. Such cap is expressed in emission allowances, where one allowance gives the right to emit one ton of carbon dioxide equivalent. Each year, ZIM will be required to surrender enough allowances to fully account for ZIM’s emissions, otherwise ZIM will be subject to heavy fines. The ETS Regulations require ZIM to purchase and surrender allowances equal to a percentage of ZIM’s emissions that gradually increases over time, from 40% of reported emissions in 2024 to 100% of reported emissions in 2026. ZIM anticipates it will be required to purchase allowances from the EU carbon market on an ongoing basis, which will increase ZIM’s operating costs. ZIM has implemented a New Emission Factor, or NEF, surcharge, intended to pass on to customers the additional costs associated with compliance with the ETS Regulations, however there is no assurance that this surcharge will enable ZIM to mitigate the possible increase costs in full or at all. The IMO 2020 Regulations, the ETS and any future air emissions regulations with which ZIM must comply may cause ZIM to incur substantial additional operating costs.

ZIM has been, and continues to be, subject to investigations and party to legal proceedings relating to competition concerns. In recent years, a number of liner shipping companies, including ZIM, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the spike in freight rates and related charges during 2020 and 2021 following the COVID-19 pandemic outbreak has resulted in increased scrutiny by governments and regulators around the world, including U.S. President Biden's administration and the FMC in the U.S., and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 requires ZIM and all other carriers to immediately implement certain requirements in detention and demurrage invoices, which if not included will eliminate any obligation of the charged party to pay the charge, including certifying that all detention and demurrage invoices are issued in compliance with the FMC’s Interpretive Rule on Detention and Demurrage of May 18, 2020. These requirements in detention and demurrage invoices may affect ZIM’s ability to effectively collect these fees from ZIM’s customers, heighten the risk of civil litigation and adversely affect ZIM’s financial results. OSRA further mandates a series of rule-making projects by FMC, including: (i) defining prohibited practices by common carriers and other industry players when assessing detention and demurrage; (ii) defining what is an “unreasonable” refusal of cargo space, as well as unfair or unjustly discriminatory methods; (iii) defining what is “unreasonable refusal” to deal or negotiate with respect to vessel space, and (iv) authorizing the FMC to determine “essential terms” that are deemed by FMC necessary to be included in maritime shipping service. Subsequently, the FMC published in June 2023 a proposed rule that defines when it is unreasonable for a carrier to deny cargo space accommodations when those are available, and in February 2023 published a final rule that prohibits the collection of detention and demurrage from U.S. truckers and consignees on import. In addition to the FMC rulemaking projects, other new legislation initiatives have been introduced in Congress, which, if passed, could further restrict ZIM’s commercial position vis-à-vis supply chain providers and customers, create new regulatory (including environmental) requirements, as well as cancel or limit the applicable U.S. Shipping Act antitrust exemptions.  Any new rule issued by the FMC addressing these topics or other legislative-related initiatives may have an adverse effect on ZIM’s business and financial results, including on ZIM’s ability to negotiate commercial terms with ZIM’s customers in ZIM’s favor and ZIM’s ability to collect ZIM’s fees in exchange for ZIM’s services. If ZIM is found to be in violation of the applicable regulation, ZIM could be subject to various sanctions, including monetary sanctions. Specifically, in September 2022, an FMC complaint was filed against ZIM claiming ZIM overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in discovery stages.

ZIM’s operations involving the European Union are subject to EU competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements are block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014 and in effect until April 2024 (Consortia Block Exemption Regulation, or “CBER”). This regulation permits joint operation of services among competitors under certain conditions, with the exception of price fixing, capacity and sales limitation and allocation of markets and customers, under certain conditions. During 2022, the European Union launched a legal review of the CBER to decide whether to renew, modify or allow the CBER to lapse. A similar review was also initiated by the UK competition authority. In October 2023, the EU competition authority, or the DG Competition, announced its intention not to renew the CBER following its expected expiry in April 2024. Following the expiry of the CBER, operational agreements remain legally permitted if they fall within the conditions of Article 101 of Treaty on the Functioning of the European Union and are subject to a self-assessment. A similar decision was taken by the United Kingdom’s Competition and Markets Authority (CMA) not to enact a UK block exemption that will replace the CBER following the Brexit. Although ZIM currently does not believe the non-renewal of the block exemptions regulation in the EU and UK will have a material impact on its operations as currently conducted, the non-renewal is expected to increase legal costs, increase legal uncertainty and delay the implementation of operational cooperation agreements between carriers, thus potentially limiting ZIM’s ability to enter into cooperation arrangements with other carriers. In addition, the non-renewal or modification of the existing CBER may adversely affect the review and renewal processes of similar block exemptions regulations in other jurisdictions, and may contribute to the shortening of block exemption regulation effective periods in other jurisdictions.  See Item 3.D “Risk Factors—ZIM is subject to competition and antitrust regulations in the countries where ZIM operates, has been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, ZIM relies on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect ZIM’s business.”

MARPOL Annex IV was amended effective as of November 1, 2022 and requires vessels to improve their energy efficiency and greenhouse gas emissions (GHG). See “Item 3.D Risk Factors—Risks Related to Regulation—Regulations relating to ballast water discharge may adversely affect ZIM’s results of operation and financial condition.”

ZIM’s Special State Share

When the State of Israel sold 100% of its interest in ZIM in 2004 to IC, ZIM ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the ZIM’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent parties hostile to the State of Israel or parties liable to harm the State of Israel’s interest in ZIM or its foreign or security interests or its shipping relations with foreign countries, from having influence on its management. The key terms and conditions of the Special State Share include the following requirements:

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

Discontinued Operations — Inkia Business

Sale of the Inkia Business

In November 2017, Kenon, through its subsidiaries Inkia and IC Power Distribution Holdings Pte. Ltd. (“ICPDH”), entered into a share purchase agreement with Nautilus Inkia Holdings LLC which is an entity controlled by I Squared Capital, pursuant to which Inkia and ICPDH agreed to sell all of their interests in power generation and distribution companies in Latin America and the Caribbean (the “Inkia Business”). The sale was completed in December 2017.  Kenon’s indemnification obligations under the share purchase agreement had been secured by a pledge of shares in OPC, all of which shares have now been released from the pledge and the parties have settled certain minor claims under the agreement for an immaterial amount and the parties have released each other from further claims under the agreement.

Claims Relating to the Inkia Business

Set forth below is a description of the investment treaty claims that are being pursued by Kenon or its subsidiaries.

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

Bilateral Investment Treaty (“BIT”) Claims Relating to Peru

In June 2017 and November 2018, IC Power and Kenon respectively sent Notices of Dispute to the Republic of Peru under the Free Trade Agreement between Singapore and the Republic of Peru, or the FTA, relating to two disputes described below, based on events that occurred while Kenon, through IC Power, owned and operated their Peruvian subsidiaries Kallpa and Samay I, later sold as part of the Inkia sale. The first concerned Secondary Frequency Regulation (or “SFR”) and the second concerned the use of the secondary and complementary transmission systems (“Transmission Tolls”). The claims are described in detail in prior disclosures.

On June 12, 2019, IC Power and Kenon filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) against Peru alleged breaches of the FTA.  On October 4, 2023, an arbitration tribunal constituted by ICSID delivered a final award (the “Award”).  The arbitration tribunal concluded that Peru's resolution relating to secondary frequency regulation breached Peru's obligations under Article 10.5 of the Free Trade Agreement. The tribunal dismissed the claim relating to transmission tolls. Pursuant to the Award, Peru has been ordered to pay Kenon and IC Power a total of $110.7 million in damages together with $5.5 million in fees and costs and pre-award and post-award interest. In accordance with the Award, pre-award interest is payable on the Award from November 24, 2017 to the date of the Award at Peru’s cost of debt, and post-award interest is payable from the date of the Award at the same rate. Pursuant to Article 49 of the ICSID Convention, the parties have submitted requests seeking rectification of and/or supplementation to the Award relating to the Tribunal’s award of interest and costs. These requests do not impact the Tribunal’s principal award of damages. Pursuant to the ICSID Convention, Peru has 120 days from the date of any decision rendered in connection with the parties’ Article 49 requests to file an application to annul the Award on the limited grounds established by the ICSID Convention.

On November 14, 2023, Kenon and IC Power filed an action in the U.S. District Court for the District of Columbia seeking recognition of and the entry of judgment on the Award in the United States.

IC Power and Kenon have entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of their arbitration claims against the Republic of Peru and other costs.  The obligations of Kenon and IC Power are secured by pledges relating to the agreement. Security has been provided relating to the obligations of Kenon and IC Power. The agreement contains certain representations and covenants by IC Power and Kenon and events of default in event of breach of such representations and covenants.

In the event that Kenon or IC Power receives proceeds in connection with the Award or settlement thereof, the capital provider will be entitled to be repaid the amount committed by the capital provider and to receive a portion of the claim proceeds.  The capital provider will be entitled to be repaid the amount committed by the capital provider (which to date has equaled $12 million) and to receive up to approximately 55% of the net claim proceeds, subject to the terms of the agreement among Kenon, IC Power and the capital provider.

C.	Organizational Structure

The chart below represents a summary of our organizational structure, excluding intermediate holding companies, as of December 31, 2023. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

This section should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, for the years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

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

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations primarily comprise the financial results of each of its businesses. The following table sets forth the method of accounting for our businesses for each of the two years ended December 31, 2023 and our ownership percentage as of December 31, 2023:

	Ownership Percentage	Method of Accounting	Treatment in Consolidated Financial Statements
OPC	54.7%	Consolidated	Consolidated
ZIM	20.7%	Equity	Share in profits of associated companies, net of tax

The results of ZIM are included in Kenon’s statements of profit and loss as share in profits of associated companies, net of tax, for the years set forth below, except as otherwise indicated.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2023
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	619	73	—	—	692
Depreciation and amortization	(66)	(25)	—	—	(91)
Financing income	6	6	—	27	39
Financing expenses	(48)	(17)	—	(1)	(66)
Share in profit / (loss) of associated companies	—	66	(266)	—	(200)
Losses related to ZIM	—	—	(1)	—	(1)
Profit / (Loss) before taxes	49	17	(267)	15	(186)
Income tax (expense)/benefit	(14)	(5)	—	(6)	(25)
Profit / (Loss) from continuing operations	35	12	(267)	9	(211)
Segment assets(2)	1,673	1,103	—	629	3,405
Investments in associated companies	—	703	—	—	703
Segment liabilities	1,423	610	—	5	2,038

(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

	Year Ended December 31, 2022
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	517	57	—	—	574
Depreciation and amortization	(47)	(16)	—	—	(63)
Financing income	10	25	—	10	45
Financing expenses	(42)	(7)	—	(1)	(50)
Gains related to ZIM	—	—	(728)	—	(728)
Share in profit of associated companies	—	85	1,033	—	1,118
Losses related to ZIM	—	—	(728)	—	(728)
Profit / (Loss) before taxes	24	61	305	(2)	388
Income tax (expense)/benefit	(10)	(10)	—	(18)	(38)
Profit / (Loss) from continuing operations	14	51	305	(20)	350
Segment assets(2)	1,504	553	—	636	2,693
Investments in associated companies	—	652	427	—	1,079
Segment liabilities	1,226	242	—	8	1,476
________________________________
(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

OPC

The following table sets forth summary financial information for OPC (including CPV) for the years ended December 31, 2023 and 2022:

	2023	2022
Revenue	692	574
Cost of Sales (excluding depreciation and amortization)	(494)	(417)
Net Profit	47	65
Adjusted EBITDA(1)	304	250
Total Debt(2)	1,530	1,163
______________________________
(1)
OPC defines “EBITDA” as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net and income tax expense (benefit), and “Adjusted EBITDA” as EBITDA after adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of OPC’s business and changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature.

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

The following table sets forth a reconciliation of OPC’s net profit/(loss) to its EBITDA, Adjusted EBITDA and proportionate share of net profit to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies:

	2023	2022
Net profit/(loss) for the period	47	65
Depreciation and amortization	91	63
Financing expenses, net	53	14
Share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net	91	83
Income tax expense/(benefit)	19	20
EBITDA	301	245
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	5	2
Share of changes in fair value of derivative financial instruments	(2)	3
Adjusted EBITDA	304	250

Qoros

In April 2020, we have reduced our interest in Qoros to 12%. Since that date, we no longer account for Qoros pursuant to the equity method of accounting. In 2021, we wrote down the value of Qoros to zero. We entered into an agreement to sell our remaining interest in Qoros to the Majority Qoros Shareholder and Baoneng Group has provided a guarantee of the Majority Qoros Shareholder’s obligations under the Sale Agreement.  The Majority Qoros Shareholder had not made any of the required payments under the Sale Agreement, and Quantum initiated arbitral proceedings. The arbitration tribunal ruled that the Majority Qoros Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $268 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $239 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. See “Item 4.B. Business Overview—Qoros” and “Item 3.D Risks Factors—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to collection of the arbitration award in connection with this agreement.”

ZIM

ZIM’s results of operations for the years ended December 31, 2023 and 2022 are reflected in Kenon’s share in profits of associated companies, net of tax.

Material Factors Affecting Results of Operations

OPC

Set forth below is a discussion of the material factors affecting the results of operations of OPC for the periods under review.

Revenue—EA Tariffs

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

EA Tariffs

On January 1, 2023, an annual update of the tariff for 2023 came into effect for the IEC’s electricity consumers with generation component decreasing to NIS 0.312 per kWh, an 0.6% decrease compared to the generation component that applied in the last few months of 2022. On February 1, 2023, an additional update to the generation component for 2023 entered into effect whereby the generation component is NIS 0.3081 per kWh, a decrease of 1.2% compared to the tariff set on January 1, 2023 due to extension of the excise tax on fuel order, which calls for a decrease in the purchase tax and excise tax applicable to the coal. On April 1, 2023, an additional decision entered into effect that provided an update to the generation component to NIS 0.3039 per kilowatt hour—a decrease of about 1% compared with the tariff set in February 2023, following a 30% decline in coal prices compared to the price on which the latest tariff revision was based, and increase in other costs relating to the IEC. Therefore, the average generation component for 2022 was set at NIS 0.2927 per kilowatt hour.

On February 1, 2024, the annual update to the tariff for 2024 for electricity consumers entered into effect. Pursuant to the decision, the generation component was updated to NIS 0.3007 per kilowatt hour, a decrease of 1.1% compared with the generation component at the end of 2023—this being mainly due to the surplus receipts expected from sale of the Eshkol power plant, which led to a reduction in the generation sector. In addition, as respect of the decision on tariff update and pursuant to the decision on designation of the receipts from sale of Eshkol—the surplus receipts from the sale will first be used to cover expenses incurred during the War, including costs of diesel oil, with the remaining surplus receipts to be used to cover the non recurring past expenses. The results of OPC’s activities in Israel are materially impacted by changes in the electricity generation component tariff, such that an increase in the electricity generation component will have a positive impact on OPC’s results, and vice versa.

Commencing from 2023, the EA revised the time of use (TOU) demand categories (brackets).

The change of the TOU categories will increase the tariffs paid by household consumers and reduce the tariffs paid by TAOZ consumers. The update to the hourly demand brackets, which became effective from January 2023, had a negative impact on our results from Israel activities and caused a change in the seasonality of our revenues, which resulted in a significant increase in our results during the summer period at the expense of the other months of the year (particularly the first quarter).

For more discussion, see “Item 4.B Industry Overview—Overview of Israeli Electricity Generation Industry.”

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

In 2023, the gas price in the OPC Tamar agreement was equal to the Minimum Price over 8 months in total. For OPC-Rotem, the effect of changes in tariff on profit margins depends on the USD/NIS exchange rate fluctuations. In 2023, OPC-Hadera’s gas price was higher than the minimum price. In addition, in 2024, if there will be no changes to the generation component, OPC-Hadera’s gas price is expected to be higher than the minimum price. Therefore, the increase in the EA generation component (see discussion above) had a positive impact on OPC’s profits in 2023. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC’s profitability depends on the EA’s electricity rates and tariff structure.”

In respect of OPC-Rotem, according to the annual update of the generation component for 2024, the price of gas is expected to be above the Minimum Price in 2024 (if there will be no changes to the generation component). In addition, in 2024 if there will be no changes to the generation component, OPC-Hadera’s gas price is expected to be higher than the Minimum Price.

Maintenance Costs

OPC-Rotem: Under the existing maintenance agreement with Mitsubishi for the OPC-Rotem power plant, maintenance work for the OPC-Rotem power plant is scheduled every 12,000 work hours (about 18 months). The next maintenance is scheduled to be performed in spring 2024, during which the power plant and related energy generation activity will be shut down for an estimated period of 15 days. During the maintenance period scheduled for spring 2024, the supply of electricity to the customers of the OPC-Rotem power plant will continue as usual, based on the covenants published by the EA and OPC-Rotem’s PPA with the IEC. This timetables could change as a result of various factors, among others, the scope of operation of the power plant or revision of the scheduled works with the maintenance contractor or the COVID-19 related delays. The power plant’s activities during maintenance will be suspended, which may adversely affect OPC’s operating results. The existing maintenance agreement with Mitsubishi expires in October 2025. In accordance with the New Rotem Maintenance Agreement, which OPC-Rotem and Mitsubishi entered into in December 2023, the timetable for the execution of scheduled maintenance works in the power plant was updated to approximately every 25,000 working hours, or estimated approximately every three years.

OPC-Hadera: Under the maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH these two companies provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC-Hadera plant for a period commencing on the date of commercial operation until the earlier of: (i) the date on which all of the covered units (as defined in the service agreement) have reached the end-date of their performance and (ii) 25 years from the date of signing the service agreement. The service agreement contains a guarantee of reliability and other obligations concerning the performance of the OPC-Hadera plant and indemnification to OPC-Hadera in the event of failure to meet the performance obligations. OPC-Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

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

In addition, OPC’s activities in Israel are exposed to a change in the exchange rate of the dollar, directly and indirectly, due to the linkage of a significant part of its revenues to the generation tariff (which is impacted, in part, by changes in the exchange rate of the dollar), while on the other hand acquisitions of the natural gas, some of which are linked to the dollar exchange rate and/or are denominated based on the dollar exchange rate, are also linked to the generation tariff (which is impacted in part by changes in the dollar exchange rate) and include dollar floor prices. Therefore, the structure of OPC’s activities in Israel includes a partial natural (intrinsic) hedge—even though strengthening of the dollar increases the cost of the natural gas purchased by OPC, the structure of the revenues reduces the said exposure significantly. Generally the generation component is updated once a year, and accordingly timing differences are possible between the impact of a strengthening of the rate of the dollar on the current gas cost and its impact on the revenues and, in turn, on OPC’s gross margin. These timing differences could have a negative effect on OPC’s current profit and cash flows in the short run. In the medium term, strengthening of the dollar will lead to a certain increase in the generation tariff and, in turn, to an increase in OPC’s revenues corresponding to the increase in the gas costs, such that a strengthening of the dollar could adversely impact OPC’s profits.

In addition, from time to time OPC signs significant construction and maintenance contracts that are denominated in different currencies, particularly the dollar and the euro.

Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate, including as a result of the following factors (i) OPC’s investment in CPV which operates in the US, (ii) the expected investment in CPV’s existing project backlog and (iii) the IEC electricity tariff is partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars. In general, OPC believes that a decline in the exchange rate of the U.S. Dollar exchange rate may have a positive effect on OPC’s operating activities, and on the other hand an adverse effect on the investment in OPC’s activities. From time to time and based on the business considerations, OPC makes use of currency forwards. Nonetheless, the above does not provide full protection from such exposures, and OPC could incur costs due to hedging transactions.

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

In 2023, the U.S. Dollar was stronger versus the NIS as compared to 2022.

Macroeconomic Environment

Macroeconomic trends, both globally and in Israel, led to an increase in prices, due to, among other things, geopolitical events, including the War in Israel, the war in Ukraine, which triggered a sharp increase in energy and electricity prices, continued disruption to the supply chain and the long-term effects of the COVID-19 pandemic. These and other factors led to a significant increase in inflation rates in the U.S. and Israel, and to an increase in interest rates particularly in 2022.

In 2023, in Israel and in the U.S. there was a moderation of the rates of inflation and stability of the interest rates. In the United States, the US Federal Reserve Bank kept the interest rate unchanged based on the US regulator’s estimates of three rate reductions of 0.25% during 2024, down to a rate of about 4.6%. In Israel, the Bank of Israel decided to reduce the interest rate to 4.5% in January 2024 and kept the rate unchanged from February 2024 and thereafter based on the Bank of Israel’s forecasts of the interest rate continuing to gradually decline in 2024 and at the end of the year be in the range of 3.75% to 4%.

These inflation and interest trends have had a significant effect on the policies of the central banks and, in turn, on the general global macroeconomic environment, including in Israel and in the U.S., as well as on the business environment in which OPC operates.

The impacts on the business environment could be reflected in, among other things, the scope of the financing expenses (which increase as the interest rate increases), growth data and extent of the business activities in the economy (in Israel and the U.S.), the financial markets and the possibility of raising debt and equity, the prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, cost of construction of projects, among others. In addition, geopolitical tensions in Israel and worldwide may impact the macro-economic environment (including policy considerations of Bank of Israel with respect to war circumstances).

In Israel, 2023 was characterized by significant instability with respect to domestic policies and the geopolitical security situation. In the beginning of 2023, the Israeli Government began advancement of a plan for making changes in Israel’s judicial system—a step that impacted the stability of the State’s population and economy. In the fourth quarter of 2023, on October 7, 2023, the War in Israel broke out, which as at the date of this report is still underway. The War led to impacts and restrictions on the Israeli economy that included, among other things, reduction of economic activities, a large call for military reserves duty (soldiers), limitations on gatherings in work places and public areas, restrictions on carrying on classes in the educational system, etc. Most of the restrictions have been gradually relaxed according to the security (defense) situation in Israel and in the combat areas. For risk factors in connection with the War relating to OPC business operations, see “Item 3.D Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters—We could be adversely affected by the War in Israel.”

In addition, the War has had external (consequential) impacts including, among others, interruptions in the marine routes to Israel due to attacks on supply ships and a significant cutback of the activities of the airline companies. These impacts could have an adverse impact on the arrival of equipment and foreign teams to Israel (including equipment and teams required for purposes of maintenance and construction of OPC’s activity sites in Israel) and the time schedules for their arrival.

Supplementary arrangements and granting of a supply license to OPC-Rotem

In February 2023, the Electricity Authority published a proposed decision that includes granting of a supplier license to Rotem with language (terms) similar to the existing suppliers along with imposition of covenants on Rotem, including covenants relating to a deviation from the consumption plans plus arrangements and covenants relating to this. A final decision had not yet been published and the arrangements included as part of the EA’s proposed decision had not yet entered into effect. OPC believes that arrangements proposed in the decision are expected to settle certain disputes between OPC-Rotem and the System Operator. In March 2024, the EA issued a resolution that addresses the application of certain standards to OPC-Rotem, including those regarding deviations from consumptions plans submitted by private electricity suppliers, and the award of a supply license to OPC-Rotem (if it applies for one and complies with the conditions for receipt thereof). For further details, see “Item 3D Risk Factors—Risks Related to OPC’s Israel Operations—OPC’s operations are significantly influenced by regulations.”

Availability and cost of financing

Generally, OPC’s activity in Israel is financed through project financing, credit facilities from banks and financial institutions and through its own capital. In particular, the operations of OPC-Hadera, Kiryat Gat and Tzomet are currently financed mainly through project financing received from banks and financial institutions on the basis of generally accepted arrangements in project financing, with adjustments for the relevant projects. For example, the Kiryat Gat financing agreement was signed, among other things, in connection with the acquisition of the Kiryat Gat Power Plant. Changes in the cost of financing and its availability and the amount of credit available in the bank and non-bank systems affect OPC’s operations as well as the energy sector and its profitability. An economic downturn in Israel and around the world, or a decline in the scope in the economic activity might impact the availability and costs of credit in the market, and accordingly have an adverse effect on OPC’s liquidity. The Israeli capital markets are also a source for raising funds to finance and expand OPC’s business activity, by issuing debentures and raising capital, and accordingly –OPC is affected by changes and accessibility to the capital market, by macroeconomic and other factors that affect the liquidity of the capital market as a whole, and by the energy sector in particular.

Changes in the CPI and changes in interest rates

A portion of the liabilities of OPC and of its subsidiaries is linked to the CPI, including OPC’s Debentures (Series B), and some of the loans of OPC-Hadera are linked to the CPI, such that changes in the CPI impact OPC’s finance expenses and its outstanding debt. Changes in the CPI may affect OPC in other aspects as well.

During 2023, the Israeli Consumer Price Index increased by approximately 3.3% and the US Consumer Price Index increased by approximately 3.1%.

As of December 31, 2023, OPC has derivatives, intended to hedge some of the risks related to changes in the Consumer Price Index in connection with the Hadera loans, that are partly linked to the Consumer Price Index, and that OPC chose to designate as accounting hedging.

In addition, OPC is generally exposed to changes in the CPI, directly and indirectly, mainly due to linkage of a significant part of its revenues to the generation component (which is impacted partly by a change in the CPI), and due to the fact the most of its availability revenues are linked to the CPI. On the other hand, purchases of the natural gas are partly linked to the generation tariff and include, as stated, floor prices. Therefore, the structure of OPC’s activities in Israel includes a partial natural (intrinsic) hedge—despite the fact that an increase in the CPI increases OPC’s costs (including financing costs) and investments, the structure of the revenues reduces the exposure, such that OPC’s profits could be positively affected by an increase in the CPI.

OPC has loans and liabilities bearing variable interest that are based on prime or SOFR plus a margin. An increase in the variable interest rates could cause an increase in OPC’s financing costs. In addition, an increase in the interest rates could trigger an increase in the financing costs in respect of new debt taken out by OPC (for purposes of refinancing and/or growth). Furthermore, an increase in the interest rates could impact the discount rates for projects (operating, under construction and in development) and could also lead to a lack of economic feasibility of continued development and/or acquisition of projects and a slowdown in OPC’s growth processes, along with an existence of signs of impairment of value of assets and/or recording of impairment losses in the financial statements. For example, Tzomet’s loans bear variable interest such that a change in the interest rate will impact Tzomet’s finance expenses and its outstanding debt after the commercial operation date. Until Tzomet’s commercial operation date, the finance expenses have been capitalized.

In order to reduce the exposure to changes in the interest rates in Israel, OPC makes use of mix of loans (including credit facilities) and debentures in such a manner that part of the loans and the debentures bear fixed interest and part of them bear variable interest.

Loans in connection with the active projects and a project under construction in the U.S. bear interest based on variable interest (mainly SOFR) and have exposure to changes in interest rates. CPV Group enters into hedge transactions in respect of the interest rates; however, those transactions do not fully mitigate the exposure.

Global trends in commodity and raw material prices and the supply chain

Natural gas is the main fuel in OPC’s commercially operational power plants in Israel and in the United States. Therefore, OPC is affected by changes in the natural gas market (including prices, availability, competition, demand, regulation) in each of the markets in which it operates. Furthermore, in recent years the introduction of renewable energies has been on the rise, in view of, among other things, the setting of targets by regulators, and the setting of incentives and ESG trends that affect the demand for renewable energies. Moreover, in recent years, there has been an increasing awareness among investors—mainly around the world but also in Israel—as well as among other stakeholders such as customers, employees, credit providers, etc., regarding the climate and environmental impacts of various activities. As part of this trend, existing and potential investors, and other stakeholders, take into account ESG considerations relating to environmental, social and corporate governance aspects, as part of their investment and business policies, including in relation to the provision of credit. This trend may manifest itself in various ways, including subjecting investments and/or provision of credit to compliance with ESG standards, investors’ implementing a policy of refraining from advancing debt or making investments in OPC, especially in the capital market, due to its natural gas activity; increase in finance costs; difficulty in recruiting employees, and more. In addition, the imposition of various regulatory provisions in this area, particularly regarding the environment, may cause the company to incur significant costs. These trends might have an adverse effect on OPC’s business and financial position, including loss of customers, impairment of some of its assets, increase in the price of its debt, and difficulty to raise capital.

In addition, OPC believes that the broad global trends that started as a result of the COVID-19 on the markets and factors relating to OPC’s business activities, such as an adverse impact on the supply chains, including global delays of the equipment supply dates along with an increase in the prices of raw materials and equipment and transport costs, an impact was visible on the construction, equipment and maintenance costs, as well as on the timetables for completion may potentially have long-term impact (including in connection with the costs and timing of completion of the construction projects).  In 2023, the raw material prices were lower than in 2022 and the disruptions in the supply chain were not as severe comparing to previous period. Nonetheless, certain aspects of OPC’s activities are still being impacted by the disruptions in the supply chain, where regional conflicts affecting marine transport could trigger additional complications. These events could have a negative impact on OPC’s activities, particularly with respect to the construction costs of projects and maintenance activities, as well as on the timetables for their completion. There is no certainty with respect to the continuation of the trends and the scope of the impact thereof on OPC’s activities, if any at all.

Regulation

Electricity and energy activities are regulated and supervised by the relevant regulators in each country. Various legislative and regulatory processes in the countries OPC operates have a significant impact on OPC’s operations and results. For example, in Israel, OPC’s results are derived significantly from the generation component determined by the EA, and OPC’s activity in this field is affected by the provisions of the law relevant to this field, including the resolutions of the EA. The operations of the CPV Group in the electricity generation area in the U.S. (including using renewable energy and natural gas) are subject to the provisions of the US law, to compliance with the terms and conditions of the licenses granted to CPV’s projects and power plants, to obtaining approvals, and to local, state and federal regulatory arrangements (including in connection with the holding, acquisition and/or transfer of rights in OPC and/or in the CPV Group). In addition, regulatory processes affect the electrical grid and natural gas infrastructure (including connection to infrastructures). In recent years there has been a trend of developing incentives for renewable energies by regulators in OPC’s operating markets, which affect the projects under development and the competition in OPC’s business environment. These regulatory arrangements may also apply in the context of the encouragement of competition in this area. Changes in regulation, in the policies of governments and regulators or their approach to the interpretation of regulation may have different effects on the power plants owned by the Group or on the power plants that the Group intends to develop as well as on the viability in the construction of new power plants. Furthermore, the Group’s activities in Israel and the US are subject to and affected by legislation and regulation aimed at increasing environmental protection and mitigating damage from environmental hazards, including reducing emissions.

Activities in the U.S.

Electricity and natural gas prices

CPV’s results of operations are impacted to a significant extent by the electricity prices in effect in the areas in which the CPV’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to “energy transition” activities, the natural gas price is significant in the determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas.

For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different among the projects taking into account their characteristics and the area (region) in which they are located).

Electricity prices

The following table summarizes the average electricity prices in each of the main regions in which the power plants in energy transition activities of the CPV Group are active (the prices are denominated in dollars per MWh)*:

	Year Ended
Region	December 31
(Project)	2023	2022	Change

PJM West (Shore, Maryland)	33.06	73.09	(55)%
PJM AEP Dayton (Fairview)	30.81	69.42	(56)%
New York Zone G (Valley)	33.27	82.21	(60)%
Mass Hub (Towantic)	36.82	85.56	(57)%
PJM ComEd (Three Rivers)	26.68	60.40	(56)%

*Based on Day‑Ahead prices as published by the relevant ISO. The actual gas prices of the power plants of the CPV Group could be significantly different.

The actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transport pressures, local cost of electricity generation, local demand for electricity, losses in the transmission lines and additional factors. The following table shows the average Power Basis data for each power plant (the prices are denominated in dollars per megawatt hour):

	For the year ended December 31
Power plant	2023	2022	2021

Shore	(8.32)	(8.90)	(6.45)
Maryland	2.47	5.27	2.29
Fairview	(1.90)	(4.14)	(4.03)
Valley	(1.41)	(4.74)	(2.04)
Towantic	(3.02)	(4.11)	(2.83)
Three Rivers	(1.18)	(0.99)	(0.44)

The decrease in the electricity prices in 2023 and in the fourth quarter of 2023 compared to the corresponding periods last year, corresponds to the trend of decreasing natural gas prices. The decline in the electricity prices was much more moderate than the decline in the natural gas prices due to the supply and demand trends impacting the CPV Group: an increase in the demand for electricity due to electrification (electricity) trends in transportation, real estate and industry, alongside a decline in the available capacity as a result of closure of old inefficient and polluting conventional power plants (mainly power plants powered by coal), on the one hand, and limited new supply of power plants due to a relatively slow rate of entry of renewable energies and a lack of construction of new conventional power plants, on the other hand.

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

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	Year Ended
Region	December 31
(Power Plant)	2023	2022	Change
Texas Eastern M‑3 (Shore, Valley—70%)	1.90	6.80	(72)%
Transco Zone 5 North (Maryland)	2.74	8.55	(68)%
Texas Eastern M‑2 (Fairview)	1.63	5.53	(71)%
Dominion South Pt (Valley—30%)	1.63	5.51	(70)%
Algonquin City Gate (Towantic)	2.94	9.15	(68)%
Chicago City Gate (Three Rivers)	N/A	N/A	N/A

*	Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. The actual gas prices of the power plants of the CPV Group could be significantly different.

The natural gas prices in the U.S. started to rise in the second half of 2021 due to the recovery from the economic crisis that took place against the outbreak of COVID-19 and even more so as a result of the outbreak of the war between Russia and the Ukraine in the beginning of 2022. The natural gas prices remained high in 2022, while the generation levels of the natural gas were relatively low. At the end of December 2022, the natural gas prices fell sharply upon the rise in levels of generation of natural gas and the slowdown of the demand owing to the warm winter, and they remained at a significantly lower rate in 2023 compared with the prior year due to the relatively high inventory levels. In January and February 2024, the trend continued against the background of moderate winter weather and an increase in the inventory levels of natural gas. Some of the gas generators began giving notice of cutbacks in the scope of the generation in response to the low natural gas price, where there is no certainty regarding the continuation of this trend or its impact on the natural gas prices.

Electricity margin in the operating markets of the CPV Group (Spark Spread with Power Basis)

Electricity margins for the CPV Group’s Energy Transition business line is highly correlated with the Spark Spread, which is calculated as the difference between: 1) price of the electricity in the region plus or minus any Power Basis, and the result of 2) the price of the natural gas (used for generation of the electricity) in the relevant area (zone) applied to thermal conversion ratio (“Heat Rate”). The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) +/-Power Basis ($MWh) – [the gas price ($/MMBtu) x Heat Rate (MMBtu/MWh)]

Set forth below are the average Spark Spread for each of the main markets in the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the
	Year Ended
Power Plant	December 31
(Region)	2023	2022	Change
Shore	19.95	26.17	(24)%
Maryland	14.15	14.10	–
Valley	20.72	37.96	(45)%
Towantic	17.71	26.09	(32)%
Fairview	20.22	33.48	(40)%
Three Rivers	–	–	–

*
Based on electricity prices as shown in the above table, with a discount for the thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview. The actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis as described above.

The decrease in the electricity margins (Spark Spread with Power Basis) in 2023 and in the fourth quarter of 2023 compared with the corresponding periods in the prior year, as shown by the above table, corresponds to the trend of a significant decrease in the natural gas prices along with a more moderate decline in the electricity prices.

The hedging of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market.

Set forth below is the scope of the hedging for 2024 as at March 12, 2024 (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies).

2024

Expected generation (MWh)	9,773,754

Net scope of the hedged energy margin (% of the power plant’s capacity based on the expected generation) (1)	50%

Net hedged energy margin (millions of $)	≈ 74.9

Net hedged energy margin (MWh/$)	15.30

Net market prices of energy margin (MWh/$) (2)	16.49

(1)          Pursuant to the policy for hedging electricity margins in general, the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different. In general, the hedge is made for a period of 24 months and most of it is for a period of 12 months forward and, accordingly, as at December 31, 2023, the scope of the hedges made for 2025 is not material.

(2)          The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax and other variable costs. The market prices of the net hedged energy are based on future contracts for electricity and natural gas.

Capacity Revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate from the component based on the energy prices (which is paid in respect of sale of the electricity). The payment component includes an entitlement to revenue for availability of the electricity, including provisions regarding bonus or penalty payments, which are governed by the tariffs determined by the FERC of every market. Accordingly, NY-ISO, PJM and ISO-NE publish mandatory public tenders for determination of the capacity tariffs.

Set forth below is the scope of the secured capacity revenues for 2024:

2024

Scope of the secured capacity revenues (% of the power plant’s capacity)	89%

Capacity payments (millions of $)	≈ 56

The PJM market

In the PJM market, capacity payments vary between sub-zones in the market, as a function of local supply and demand and transmission capabilities. Below are the capacity rates in the sub-zones relevant to the projects of the CPV Group and in the general market (prices are denominated in USD for megawatt per day). Generally, the capacity prices have declined from period to period as illustrated in the table below:

Sub-zone	CPV power plants(1)	2024/2025	2023/2024(2)	2022/2023	2021/2022
PJM—RTO	--	28.92	34.13	50	140
PJM COMED	Three Rivers	28.92	34.13	-	-
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	49.49	95.79	140
PJM EMAAC	Shore	54.95	49.49	97.86	165.73

Source: PJM.

(1) The Three Rivers project, which is under construction, will be eligible for capacity payments as from its commercial operation date, subject to completion of construction.

(2) As stipulated in the capacity tenders which took place in June 2022.

In October 2023, PJM submitted to FERC changes in the format for the capacity market for the purpose of applying the changes to the tenders planned for July 2024 (for a one year period that starts in the middle of 2025). The proposed changes include changes in the modeling of risks, a recognition process for the source of the capacity, requirements for examination of generators, a ceiling for an annual penalty on the performance levels and a ceiling for recognized bids. In the estimation of the CPV Group, the proposed changes, if approved, are expected to have a positive impact on the capacity tariffs.

The NYISO market

Similar to the PJM market, in the NYISO market, capacity payments are made as part of a centralized capacity purchase mechanism. The NYISO market has a number of sub-markets, which may have different capacity requirements as a function of local supply and demand and transmission capacities. NYISO holds seasonal tenders every spring for the coming summer (May to October), and in the fall for the coming winter (November to April). In addition, monthly supplementary tenders are held for the unsold capacity in the seasonal tenders. The power plants are permitted to guarantee the capacity tariffs in the seasonal and monthly tenders or through bilateral sales.

Below are the capacity prices set in the seasonal tenders held on the NYISO market. The Valley power plant is located in Zone G (Lower Hudson Valley) and the actual capacity prices for Valley are affected by seasonal and monthly tenders and spot prices, with variable monthly capacity prices and bilateral agreements with energy suppliers on the market (prices are denominated in USD for megawatt per month).

Sub-zone	CPV power plants	Winter 2023/2024	Summer 2023	Winter 2022/2023	Summer 2022
NYISO Rest of the Market	-	127.25	153.26	39.23	110.87
Lower Hudson Valley	Valley	128.9	164.35	43.43	151.63

Source: NYISO.

The ISO-NE market

Similar to the PJM market, in the ISO NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO NE market, there are a number of submarkets, in which capacity requirements differ as a function of local supply and demand and transport capacity. ISO NE executes forward tenders for a period of one year, commencing from June 1, three years from the year of the tender. In addition, there are supplementary monthly and annual tenders for the balance of the capacity not sold in the forward tenders. The power plants are permitted to guarantee the capacity payments in the forward tenders, the supplementary tenders or through bilateral sales. Set forth below are the capacity payments determined in the sub regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-area	CPV power plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the market	Towantic	117.70	85.15	85.15

The actual capacity payments for the Towantic power plant are impacted by forward tenders, supplemental annual tenders, monthly tenders with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

Hedging

In general, with the current generation mix of less efficient units compared to those of CPV, the higher the gas prices—the higher the marginal energy prices, of the CPV Group facilities (the effect may vary between different projects due to their characteristics and location). This effect may be partially or fully offset by hedging plans in respect of some of the electricity and capacity margins, with the aim of moderating the volatility in the commodities market in general and the energy and natural gas prices in particular. In general, the CPV Group seeks to hedge up to 50% of the scope of the expected generation.  Generally, the agreements are for time periods of up to 24 months (mostly for the next 12 months) for Energy Transition power plants for a portion of the output. During 2023, hedging agreements and future sale agreements were in place for the Energy Transition power plants.

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

CPV believes that the IRA is expected to have a positive impact on initiation, development and construction projects involving renewable energies and, among other things, on increasing the value of the tax credits that are expected to be received compared with the situation existing prior to passage of the IRA. In addition, the possibility of selling the tax benefits is expected to increase the CPV Group’s ability to realize part of the value of the tax credits of its renewable energy projects and to improve the investment conditions.

Regarding projects under development that include carbon capture technologies, CPV believes that the IRA is expected to have a positive impact due to the benefits it provides. The IRS published some of the arrangements relating to the manner of implementation of the IRA. Nonetheless, some of the impacts of the IRA and the manner of its application have not yet been fully clarified and they are expected to be clarified upon publication of detailed arrangements.

Projects for generation of electricity that start their activities after December 31, 2024, that emit zero or less greenhouse gases, are entitled to ITC or PTC neutral technology under the IRA, in accordance with the same credit levels described above for the existing ITC or PTC. These tax credits are expected to gradually decline commencing from the later of 2032 or when emissions of greenhouse gases in the U.S. from generation of electricity will be equal to or less than 25% of the emission levels from generation of electricity for 2022. Projects entitled to these tax credits will also be entitled to five-year accelerated depreciation for the project’s assets.

Natural gas with reduced emissions

The IRA includes a tax credit for electricity generation facilities having carbon capture capability at the rate of about 75% of the emission. The rate of the credit will be $60 per ton of carbon for carbon removed by injection into active oil wells (Enhanced Oil Recovery) and $85 per ton of carbon for carbon interred in a permanent manner. This benefit is granted as a direct payment during the first five years and as a tax credit during an additional seven years.

CPV believes that the IRA is expected to have a positive impact on initiation, development and construction projects involving renewable energies and, among other things, on increasing the value of the tax credits that are expected to be received compared with the situation existing prior to passage of the IRA. In addition, the possibility of selling the tax benefits is expected to increase the CPV Group’s ability to realize part of the value of the tax credits of its renewable energy projects and to improve the investment conditions.

Regarding projects under development that include carbon capture technologies, CPV believes that the IRA is expected to have a positive impact due to the benefits it provides. The IRS published some of the arrangements relating to the manner of implementation of the IRA. Nonetheless, some of the impacts of the IRA and the manner of its application have not yet been fully clarified and they are expected to be fully understood upon publication of all of the detailed arrangements.

Carbon capture projects

The IRA broadens the generation tax credits available for capture and/or use of carbon dioxide. For electricity generation facilities that install carbon capture technologies with the capability of capturing 75% or more of the generation base of the carbon dioxide, the said generation tax credit for the first 12 years after commencement of activities if the relevant electricity generation facility captures at least 18,750 metric tons of carbon dioxide per year. The amount of the base credit is $17 per metric ton of carbon dioxide captured and separated and $12 per metric ton of carbon dioxide invested in intensified restoration of fuel oil (EOR) or is used in another generation process. Similar to the ITC and PTC for renewable energies, PTC for carbon capture can be increased if the project meets the usual earnings and registration processes. The ceiling for the credit for separated carbon dioxide is $85 per metric ton and the ceiling for the EOR credit and other beneficial re uses (recycling) is $60 per metric ton. In addition, the tax credit permits direct payment up to the first five years on carbon capture equipment that is placed into service after December 31, 2022.

For projects of the CPV Group that are in the development stage, and that integrate technologies for carbon capture, the IRA is expected to have a positive impact in all that relating to the technological benefits for carbon capture provided in the IRA. The full impacts of the IRA have not yet been finally clarified, and they are expected to be clarified upon formulation of the detailed arrangements.

ZIM

Kenon had a 21% equity interest in ZIM as of December 31, 2023 (following completion of ZIM’s IPO in February 2021 and share sales of approximately 1.2 million ZIM shares between September and November 2021). ZIM’s results of operations for the years ended December 31, 2023 and 2022 are reflected in Kenon’s share in losses/(profit) of associated companies, net of tax, pursuant to the equity method of accounting.

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including the implications of the War in Israel, the ongoing military conflicts between Israel and Hamas and Hezbollah and Russia and Ukraine, the rise of inflation in certain countries, or the continuing trade restrictions between the US and China). Market conditions impact during 2021 and 2022 was positive, resulting in the ZIM’s improved results and strengthened capital structure, mainly driven by increased freight rates. Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and during 2023 as a result of reduced demand and increased capacity as well as the easing of both COVID-19 restrictions and congestion in ports, although some increases were demonstrated in certain trades towards the end of 2023, related to security concerns raised in the Red Sea.

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

Freight rates. Freight rates are largely established by the freight market and ZIM has a limited influence over these rates. ZIM uses average freight rate per TEU as one of the key parameters of its performance. Average freight rate per TEU is calculated as revenues from containerized cargo during a certain period, divided by total TEUs carried during that period. Container shipping companies have generally experienced volatility in freight rates. Freight rates vary widely as a result of, among other factors:

•	cyclical demand for container shipping services relative to the supply of vessel and container capacity;

•	competition in specific trades;

•	costs of operation (including bunker, terminal and charter costs);

•	the particular dominant leg on which the cargo is transported;

•	average vessel size in specific trades;

•	the origin and destination points selected by the shipper; and

•	the type of cargo and container type.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but as of December 31, 2023, was 1,760. Freight rates have significantly declined in the second half of 2022 and 2023. Furthermore, rates within the charter market, through which we source most of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in increased charter rates and longer charter periods dictated by owners. Since September 2022, charter hire rates have been normalizing, with vessel availability for hire still low. In addition, according to Alphaliner, global container ship capacity is expected to increase by 9.9% in 2024, with a vessel order book of 7.1 million TEU, while demand for shipping services is projected to increase only by 2.2%. Therefore, the increase in ship capacity is expected to be more than the increase in demand for container shipping.

There are certain cargo types that require more expertise; for example, ZIM charges a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. ZIM believes that its commercial excellence and customer centric approach across ZIM’s network of shipping agencies enable ZIM to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. ZIM intends to focus on growing the specialized cargo transportation portion of its business and the portion of reefer cargo out of its total TEU carried grew by approximately 6% during 2023 compared to 2022. ZIM also charges a premium over the base freight rate for global land transportation services it provides. Further, from time to time ZIM imposes surcharges over the base freight rate, in part to minimize its exposure to certain market-related risks, such as fuel price adjustments, increased insurance premiums in war zones, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of ZIM’s costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

Cargo handling expenses. Cargo handling expenses represent the most significant portion of ZIM’s operating expenses. Cargo handling expenses primarily include variable expenses relating to a single container, such as stevedoring and other terminal expenses, feeder services, storage costs, balancing expenses arising from repositioning containers with unutilized capacity on the counter-dominant leg, and expenses arising from inland transport of cargo. ZIM manages the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating its land transportation activities and services. If ZIM is unable to successfully match requirements for container capacity with available capacity in nearby locations, it may incur balancing costs to reposition its containers in other areas where there is demand for capacity. Cargo handling accounted for 43.0%, 41.6%, and 48.1% of ZIM’s operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021.

Bunker expenses. Bunker expenses, mainly comprised of fuel and marine LNG consumption, represent a significant portion of ZIM’s operating expenses. As a result, changes in the price of bunker or in ZIM’s bunker consumption patterns can have a significant effect on ZIM’s results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond ZIM’s control. Bunker prices have decreased in 2023, following an increase in 2022, partially due to the military conflict between Russia and Ukraine. ZIM has entered into a sale and purchase agreement with Shell to supply LNG for its 15,000 TEU LNG dual fuel vessels, which have been delivered, and ZIM expects to rely on Shell and other LNG suppliers for the purchase and supply of LNG for the remaining of its LNG dual fuel fleet to be delivered. ZIM’s bunker fuel consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. ZIM’s  bunker expenses, accounted for 28.3%, 30.1%, and 18.9% of its operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021, respectively.

Vessel charter portfolio. Most of ZIM’s capacity is chartered in. As of December 31, 2023, ZIM chartered-in 144 vessels, which accounted for 95.0% of ZIM’s TEU capacity and 93.8% of the vessels in ZIM’s fleet. Of such vessels, all are under a “time charter,” including three vessels chartered in from related parties, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee with the owner handling the crewing and technical operation of the vessel. Four of ZIM’s vessels were chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with ZIM handling the operation of the vessel but they were re-delivered to their owners during 2023, so currently none of ZIM’s vessels are chartered-in under a bareboat charter. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). Further to the implementation of IFRS 16 (‘Leases’) on January 1, 2019, vessel charters with an expected term exceeding one year, are accounted through depreciation and interest expenses. Accordingly, the composition of our charter fleet in respect of expected term, affects the classification of our costs related to vessel charters. ZIM also purchases “slot charters,” which involve the purchase of slots on board of another shipping company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by similar factors that influence freight rates. ZIM’s results of operations may be affected by the composition of its general chartered-in vessels portfolio. Slots purchase and charter hire of vessels (other than those recognized as right-of-use-assets) accounted for 2.0%, 8.4%, and 13.6%, of its operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021, respectively.

EBITDA, Adjusted EBIT and Adjusted EBITDA

We present EBITDA and Adjusted EBITDA of OPC and Adjusted EBIT and Adjusted EBIT of ZIM.  These are all is a non-IFRS financial measures, and are defined in this report where these figures are presented.

We present EBITDA, Adjusted EBIT and Adjusted EBITDA in this annual report because each is a key measure used by our businesses  to evaluate their operating performance. Accordingly, we believe that EBITDA, Adjusted EBIT and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating the operating results of our businesses and comparing such operating results between periods on a consistent basis, in the same manner as our businesses.

Adoption of New Accounting Standards in 2023

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

In December 2022, Kenon identified indicators of impairment in accordance with IAS 28 as a result of a significant decrease in ZIM’s market capitalization towards the end of 2022. Therefore, the carrying value of Kenon’s investment in ZIM was tested for impairment in accordance with IAS 36.

Kenon assessed the fair value of ZIM to be its market value as at December 31, 2022 and also assessed that, based solely on publicly available information within the current volatile shipping industry, no reasonable VIU (value-in-use) calculation could be performed. As a result, Kenon concluded that the recoverable amount of its investment in ZIM is the market value. ZIM is accounted for as an individual share making up the investment and that no premium is added to the fair value of ZIM. Kenon measures the recoverable amount based on FVLCOD (fair value less costs of disposal), measured at Level 1 fair value measurement under IFRS 13.

Given that market value is below carrying value, Kenon recognized an impairment of $929 million.

As of December 31, 2023, the carrying amount of ZIM had been reduced to zero after taking into account the equity accounted losses of ZIM and therefore, no assessment of further impairment of ZIM was necessary. Further, as of December 31, 2023, Kenon did not identify any objective evidence that the previously recognized impairment loss no longer exists or the previously assessed impairment amount may have decreased, and therefore, in accordance with IAS 36, no reversal of impairment was recognized.

Sale of ZIM shares

In March 2022, Kenon sold approximately 6 million ZIM shares for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements.

Recent Developments

Kenon

Dividends

In March 2024, Kenon announced a dividend of approximately $200 million ($3.80 per share) relating to the year ending December 31, 2024 payable in April 2024.

OPC

Gnrgy Separation Agreement

On January 15, 2024, OPC Israel (which owns 51% in Gnrgy Ltd.) entered into a separation agreement (the “Separation Agreement”) with the minority shareholder in Gnrgy, who holds the remaining 49% interest in Gnrgy (the “Founder”). Pursuant to the Separation Agreement, OPC Israel has a first right to purchase all of the Founder’s shares in Gnrgy on the dates and terms set forth in the Separation Agreement.  If OPC Israel (or a third party acting on its behalf) does not within the agreed period of time issue a notice to purchase the Founder’s shares in Gnrgy on the terms set forth in the Separation Agreement, the Founder would have the right to purchase OPC Israel’s shares in Gnrgy on the terms set in the Separation Agreement. If no such notice is delivered by the Founder (or a third party acting on its behalf) during the prescribed time period, the Separation Agreement would terminate, and the parties’ holdings in Gnrgy would remain unchanged.  OPC also announced that OPC Israel has entered into a non-binding memorandum of understanding with a third party regarding a potential merger of operations between Gnrgy and the third party, whereby, among other things, OPC Israel would sell to the third party its shares in Gnrgy in exchange for shares in the third party (which is not expected to give OPC Israel control over the third party), and the third party would acquire all of the Founder’s shares in Gnrgy (the “Gnrgy Transaction”).

The Gnrgy Transaction, including whether or not the parties proceed with the transaction, its structure and final conditions (if finalized) are subject to, among other things, the execution of binding agreements with the third party and the holders of rights in the third party, and to mutual due diligence to be conducted by the parties within a time period set forth in the memorandum of understanding. In connection with this transaction, OPC recognized an impairment loss in respect of goodwill recorded in connection with the acquisition of approximately NIS 23 million ($6 million).

Issuance of Bonds (Series D)

In January 2024, OPC issued a series of bonds at a par value of approximately NIS 200 million (approximately $53 million), with the proceeds of the issuance designated for OPC’s needs, including for recycling of an existing financial debt (Series D). The bonds are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and  interest for Series D bonds will be repaid in unequal semi-annual payments (on March 25, and September 25),  as set out in the amortization schedule, starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest.

Agreement with Partner

In February 2024, OPC-Rotem entered into an agreement with Partner Communications for the purpose of selling electricity to Partner Communications’ consumers, who are household consumers or small businesses (SMB) as decided between the parties. The agreement will allow the diversification of OPC’s customer mix and production facilities.

According to the agreement, OPC will supply electricity at maximum quantities and under the conditions as defined therein, to Partner Communications’ customers, who will enter into an agreement with OPC and Partner Communications for the supply of electricity by OPC. Partner Communications will be required to maintain interfaces with the electricity consumers in connection with the sale of the electricity thereto, and will be entitled to the payments that it will collect from the electricity consumers in respect of the supply of the electricity. OPC is required to supply the electricity, and is entitled to payment from Partner Communications in accordance with the quantity of electricity that the consumers will consume in accordance with the tariff set in the agreement.

The agreement is not subject to an undertaking by Partner Communications to purchase a minimum quantity of electricity or to sign-on a minimum number of consumers. However, the agreement provides for an undertaking by Partner Communications not to sign-on or supply electricity to its customers from any source other than through OPC, so long as a certain number of its customers has not signed-on to OPC in accordance with the agreement. The agreement sets a maximum number of household electricity consumers that can be signed-on to OPC, and a maximum hourly consumption in relation to SMBs, unless it is agreed otherwise by Partner Communications and OPC. The agreement is effective from April 1, 2024 to March 31, 2030, subject to early termination provisions.

MOU for construction and operation of the power plant for Intel Israel

On March 3, 2024, a subsidiary of OPC entered into the non-binding MoU with Intel, an existing customer of OPC, pursuant to which OPC’s subsidiary will construct and operate a power plant with a capacity of at least 450 MW (and OPC does not expect capacity to exceed 650 MW) (the “Project”).  The Project will supply electricity to Intel’s facilities in Kiryat Gat, including an expansion of the facilities which is currently taking place, for a period of 20 years from the commercial operation date. OPC estimates that the construction cost of the Project will be approximately $1.3 - $1.4 million per MW, and that subject to the completion of the development and planning procedures, the Project is expected to reach the construction stage during 2026. For further details about the project, see “Item 4B—Business Overview—Our Businesses—OPC—OPC Description of Operations—Israel—Potential Expansions and Projects in Various Stages of Development.”

OPC-Rotem Supply License

In March 2024, OPC reported that the EA issued a resolution (the “Supply License Resolution”) regarding the hearing on complementary arrangements and the application of certain regulatory standards to OPC-Rotem (in which OPC has an 80% indirect stake). The Supply License Resolution addresses the application of certain standards to OPC-Rotem, including those regarding deviations from consumption plans submitted by private electricity suppliers, and the award of a supply license to OPC-Rotem (if it applies for one and complies with the conditions for receipt thereof). This is in light of the Israeli Electricity Authority’s stated intention to consolidate the regulation that applies to OPC-Rotem with the regulation applicable to other power producers entering into bilateral transactions with customers, thereby allowing OPC-Rotem to operate in the energy market in Israel in a manner that is similar to that of other electricity generation facilities that are allowed to conduct bilateral transactions.  The Supply License Resolution will come into force on May 1, 2024.

Qoros

In February 2024, CIETAC issued a final award, not subject to any conditions, in favor of Kenon’s wholly-owned subsidiary Quantum. The tribunal ruled that the Majority Qoros Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $268 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $239 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. Kenon intends to seek to enforce this award against the Majority Qoros Shareholder and Baoneng Group since they have failed to perform their payment obligations under the award. In connection with this arbitration, Kenon has obtained a court order freezing assets of Baoneng Group at different rankings (primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses).

Any value that could be realized in respect of this award is subject to significant risks and uncertainties, including the risk that Quantum may be unable to enforce the award or otherwise collect the amounts awarded or otherwise owing to it, risks relating to any action that may be taken seeking to challenge the award or enforcement of the award, risks relating to the process for enforcement of judgments in this proceeding/jurisdiction, risks relating to the financial condition of the parties subject to the award, risks related to the value in respect of any frozen assets pursuant to court orders as well as the risk of competing claims and Kenon’s ability to realize any value in respect of such assets or otherwise in connection with the award, including the risk that Kenon does not realize any value from such assets or any value that is realized is less than amounts owed to Kenon and other risks and uncertainties which could impact Quantum’s ability to realize any value from this award.

See “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to collection of the arbitration award in connection with this agreement.”

ZIM

In February 2024, ZIM completed the acquisition of additional three 10,000 TEU vessels and two 8,500 TEU vessels that ZIM already chartered by exercising an option to acquire them, so as of March 1, 2024, ZIM owned 14 vessels in ZIM’s operated fleet.

A.	Operating Results

Our consolidated financial statements for the years ended December 31, 2023 and 2022 are comprised of OPC, and the results of our associated companies.

For a comparison of Kenon’s operating results for the fiscal year ended December 31, 2022 with the fiscal year ended December 31, 2021, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC. Our share of the results of ZIM (and CPV’s associated companies) is reflected under results from associated companies.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2023 and 2022.

	Year Ended December 31, 2023
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	619	73	—	—	692
Depreciation and amortization	(66)	(25)	—	—	(91)
Financing income	6	6	—	27	39
Financing expenses	(48)	(17)	—	(1)	(66)
Share in profit/(loss) of associated companies	—	66	(266)	—	(200)
Losses related to ZIM	—	—	(1)	—	(1)
Profit / (Loss) before taxes	49	17	(267)	15	(186)
Income tax expense	(14)	(5)	—	(6)	(25)
Profit / (Loss) from continuing operations	35	12	(267)	9	(211)
Segment assets(2)	1,673	1,103	—	629	3,405
Investments in associated companies	—	703	—	—	703
Segment liabilities	1,423	610	—	5	2,038
________________________________
(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

	Year Ended December 31, 2022
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	517	57	—	—	574
Depreciation and amortization	(47)	(16)	—	—	(63)
Financing income	10	25	—	10	45
Financing expenses	(42)	(7)	—	(1)	(50)
Gains related to ZIM	—	—	(728)	—	(728)
Share in profit of associated companies	—	85	1,033	—	1,118
Profit / (Loss) before taxes	24	61	305	(2)	388
Income tax expense	(10)	(10)	—	(18)	(38)
Profit / (Loss) from continuing operations	14	51	305	(20)	350
Segment assets(2)	1,504	553	—	636	2,693
Investments in associated companies	—	652	427	—	1,079
Segment liabilities	1,226	242	—	8	1,476
________________________________
(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

Currency fluctuations in the USD/NIS exchange rate on the translation of OPC’s results from NIS into USD had an impact on the results of 2023 versus 2022 discussed below.

Revenues

Our revenues increased by $118 million to $692 million for the year ended December 31, 2023 from $574 million for the year ended December 31, 2022.

The table below sets forth OPC’s revenue for 2023 and 2022, broken down by country.

	For the year ended December 31,
	2023	2022
	$ millions
Israel	619	517
U.S.	73	57
Total	692	574

OPC’s revenue increased by $118 million in 2023 as compared to 2022. Set forth below is a discussion of significant changes in revenue between 2023 and 2022.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in 2023 was NIS 30.53 per KW hour, which is approximately 4% higher than the weighted-average generation component tariff in 2022 of NIS 29.27 per KW hour.

Set forth below is a discussion of changes in the key components in revenue for 2023 as compared to 2022.

•
Revenue from sale of energy to private customers in Israel—Increased by $25 million in 2023 as compared to 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $57 million primarily as a result of (i) an increase of $49 million from an increase in customer consumption and (ii) an increase of $24 million from the consolidation of results of the Kiryat Gat Power Plant which was consolidated starting in Q2 2023, partially offset by (iii) a decrease of $9 million as a result of the change in demand hour brackets;

•
Revenue from private customers in respect of infrastructure services—Increased by $36 million in 2023 as compared to 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $45 million, primarily as a result of (i) an increase of $26 million from an increase in the infrastructure tariff, (ii) an increase of $12 million from an increase in customer consumption and (iii) an increase of $8 million from the consolidation of results of the Kiryat Gat Power Plant beginning in Q2 2023;

•
Revenue from sale of energy to the System Operator and to other suppliers—Increased by $16 million in 2023 as compared to 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $18 million, primarily as a result of (i) an increase of $18 million from the commencement of commercial operations of Tzomet Power Plant in June 2023 and (ii) an increase of $4 million from the consolidation of results of the Kiryat Gat Power Plant beginning in Q2 2023;

•	Revenue from capacity payments— Increased by $16 million in 2023 as compared to 2022, primarily as a result of the commencement of commercial operations of Tzomet Power Plant in June 2023; and

•	Other revenue— Increased by $5 million in 2023 as compared to 2022, primarily as a result of the commencement of commercial operations of Tzomet Power Plant in June 2023.

Cost of Sales and Services (excluding Depreciation and Amortization)

Our cost of sales (representing OPC’s cost of sales) increased by $77 million to $494 million for the year ended December 31, 2023, as compared to $417 million for the year ended December 31, 2022.

The following table sets forth OPC’s cost of sales for 2023 and 2022.

	For the year ended December 31,
	2023	2022
	$ millions
Israel	453	385
U.S.	41	32
Total	494	417

Set forth below is a discussion of significant changes in cost of sales between 2023 and 2022.

•          Natural gas and diesel oil consumption in Israel—Increased by $23 million in 2023 as compared to 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $37 million primarily due to (i) an increase of $11 million from the consolidation of results of the Kiryat Gat Power Plant beginning in Q2 2023, (ii) the commencement of commercial operations of Tzomet Power Plant in June 2023, (iii) an increase of $14 million due to an increase in the generation component and the USD/NIS exchange rate and (iv) an increase of $14 million as a result of an increase in the quantity of gas consumed, partially offset by (v) a decrease in gas expenses of $14 million as a result of the commencement of delivery of gas from Energean from Q2 2023;

•          Expenses for infrastructure services in Israel—Increased by $36 million in 2023 as compared to 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $45 million primarily as a result of (i) an increase of $26 million linked to the infrastructure tariff, (ii) an increase of $12 million due to an increase in customer consumption and (iii) an increase of $8 million from the consolidation of results of the Kiryat Gat Power Plant beginning in Q2 2023; and

•          Operating expenses and other expenses—Increased by $20 million in 2023 as compared to 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $22 million primarily as a result of (i) the commencement of commercial operations of Tzomet Power Plant in June 2023 and (ii) the consolidation of results of the Kiryat Gat Power Plant beginning in Q2 2023.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) increased by $28 million to $91 million for the year ended December 31, 2023 from $63 million for the year ended December 31, 2022.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) decreased to $85 million for the year ended December 31, 2023, as compared to $100 million for the year ended December 31, 2022. This decrease was primarily driven by a decrease in OPC’s selling, general and administrative expenses.

OPC’s selling, general and administrative expenses decreased by $13 million, or 15%, to $73 million for the year ended December 31, 2023 from $86 million for the year ended December 31, 2022.

Financing Expenses, Net

Our financing expenses, net, increased by $22 million to $27 million for the year ended December 31, 2023, as compared to $5 million for the year ended December 31, 2022. This increase was primarily driven by a increase in OPC’s financing expenses, net.

OPC’s financing expenses, net increased by approximately $39 million to $53 million in 2023 from $14 million in 2022, primarily due to (i) an increase in interest expense relating to loans for the Kiryat Gat Power Plant and the Mountain Wind project of $7 million and $4 million, respectively, and (ii) an increase in interest expense from the commencement of commercial operations of Tzomet Power Plant of $8 million, partially offset by an increase in interest income from deposits.

Share in Profit/(Losses) of Associated Companies, Net of Tax

Our share in losses of associated companies, net of tax increased to approximately $200 million for the year ended December 31, 2023, compared to share of profit of associated companies, net of tax of approximately $1,118 million for the year ended December 31, 2022. Set forth below is a discussion of losses/(profit) for our associated companies, net of tax.

ZIM

The following table sets forth summary information regarding the results (100%) of operations of ZIM, our equity-method business for the periods presented:

	Year Ended December 31, 2023	Year Ended December 31, 2022
	(in millions of USD)
Revenue	5,162	12,562
Operating expenses and cost of services	(3,885)	4,765
Operating (loss)/profit	(2,511)	6,136
(Loss)/profit before taxes on income	(2,816)	6,027
Income tax expense	(128)	(1,398)
(Loss)/profit for the period	(2,688)	4,629
Adjusted EBITDA(1)	1,049	7,541
Share of Kenon in total comprehensive income	(266)	1,024
Book value of ZIM investment in Kenon’s books	—	427

(1)
Adjusted EBITDA is a non-IFRS financial measure that ZIM defines as net profit adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to contingencies. Adjusted EBITDA is a key measure used by ZIM’s management and board of directors to evaluate ZIM’s operating performance. Accordingly, ZIM believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating ZIM’s operating results and comparing its operating results between periods on a consistent basis, in the same manner as ZIM’s management and board of directors. The table below sets forth a reconciliation of ZIM’s net (loss)/profit, to EBITDA and Adjusted EBITDA for each of the periods indicated.

	Year Ended December 31, 2023	Year Ended December 31, 2022
	(in millions of USD)
Net (loss)/profit for the period	(2,688)	4,629
Depreciation and amortization	1,472	1,396
Financing expenses, net	305	109
Income tax (benefits)/expense	(128)	1,398
EBITDA	(1,039)	7,532
Impairment of assets	2,063	-
Capital losses/(gains) beyond the ordinary course of business	20	(1)
Expenses related to legal contingencies	5	10
Adjusted EBITDA	1,049	7,541

Pursuant to the equity method of accounting, our share in ZIM’s results of operations was a loss of approximately $266 million for the year ended December 31, 2023 and a profit of approximately $1,033 million for the year ended December 31, 2022. Set forth below is a discussion of ZIM’s consolidated results for the year ended December 31, 2023 and 2022.

The number of TEUs carried for the year ended December 31, 2023, decreased by 99 thousand TEUs, or 2.9%, from 3,380 thousand TEUs for the year ended December 31, 2022, to 3,281 thousand TEUs for the year ended December 31, 2023, primarily due to shifting to slots purchase instead of vessel deployment in the Pacific North West and in India—Mediterranean / North Europe sub-trades, along with the termination of services in the Pacific South West, South East Asia and Asia—Australia sub-trades, as well as due to a decrease in vessel utilization in the Atlantic trade zone, and in the dominant leg of the Pacific trade zone, as a result of weak consumers demand.

On the other hand, the above was partially offset by: (i) deploying larger vessels in the Pacific All Water sub-trade, (ii) launching new services in the Latin America trade zone, (iii) an increase in the number of voyages across most trades, as ports congestion was largely relieved during 2023, and (iv) an increase in vessel utilization of the counter-dominant leg of the Pacific trade zone.

The average freight rate per TEU carried for the year ended December 31, 2023 decreased by $2,037, or 62.9%, from $3,240 for the year ended December 31, 2022, to $1,203 for the year ended December 31, 2023.

ZIM’s revenues decreased by $7,399 million, or 58.9%, from $12,561.6 million for the year ended December 31, 2022, to $5,162.2 million for the year ended December 31, 2023, primarily driven by (i) a decrease of $7,003.8 million in revenue from containerized cargo, mainly due to the decrease in average freight rates and (ii) a decrease of $485.7 million in income from demurrage,  partially offset by an increase of $226.1 million in income from non-containerized cargo (mainly related to vehicle shipping services).

ZIM’s operating expenses and cost of services for the year ended December 31, 2023 decreased $879.4 million, or (18.5%), from $4,764.5 million for the year ended December 31, 2022 to $3,885.1 million for the year ended December 31, 2023, primarily driven by (i) a decrease of $335.9 million (23.4%) in bunker expenses, (ii) a decrease of $319.4 million (80.1%) in slot purchases and hire of vessels, (iii) a decrease of $310.1 million (15.7%) in cargo handling expenses, partially offset by (iv) an increase of $141.7 million (39.5%) in port expenses.

ZIM publishes its results on the SEC’s website at http://www.sec.gov. This website, and any information referenced therein, is not incorporated by reference herein.

CPV

As a result of the completion of the acquisition of CPV in January 2021, Kenon’s share of results in CPV’s associated companies was a profit of approximately $66 million for the year ended December 31, 2023 compared to approximately $85 million for the year ended December 31, 2022. The table below sets forth OPC’s share of profit of associated companies, net, which consists of the six operating plants in which CPV has interests, which are accounted for as associated companies.

	Year Ended December 31,
	2023	2022
	(in millions of USD)
Share in profits of associated companies, net	66	85

As at December 31, 2023, OPC’s proportionate share of net debt (including interest payable) of CPV associated companies was approximately $839 million.

Set forth below is information regarding the revenues from electricity sales and availability and the rate of CPV's total revenue for associated companies (on a proportionate basis, based on the rate of CPV holdings):

Presentation method in the CPV's consolidated financial statements	Revenues from electricity sales and availability (in $ million)	Rate of the total revenues of the group and included companies (proportionately according to the percentage of holding) *
Included and consolidated companies	458	40%

*Rate of the total revenues in the consolidated plus the group's share in the revenues of affiliated companies.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the TASE on March 12, 2024 and the convenience English translations furnished by Kenon on Form 6-K on March 12, 2024. Such report published on the TASE is not incorporated by reference herein.

Income Tax Expenses

Our income tax expense for the year ended December 31, 2023 was $25 million, compared to $38 million for the year ended December 31, 2022.

Profit/(loss) For the Year

As a result of the above, our loss for the year from continuing operations amounted to $211 million for the year ended December 31, 2023, compared to a profit for the year of $350 million for the year ended December 31, 2022.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

As of December 31, 2023, Kenon had approximately $634 million in cash on a stand-alone basis and no material debt. Kenon’s stand-alone cash position includes cash and cash equivalents and other treasury management instruments. Kenon seeks to generate attractive returns on its cash and cash equivalents, and seeks to use treasury products with credit ratings that are at least rated investment grade.

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

ZIM paid cash dividends of approximately $769 million, or $6.40 per ordinary share on April 4, 2023.

In 2023, Kenon received approximately $159 million in cash dividends from ZIM.

OPC Dividends

In 2022 and 2023, OPC did not pay dividends to its shareholders. According to OPC’s dividend policy, a dividend will be distributed that is equal to at least 50% of OPC’s after-tax net income in the calendar year preceding the dividend distribution date. However, OPC has announced that in light of the growth strategy and expansion of operations targets adopted by OPC as well as the need to maintain OPC’s financial strength and adequate leveraging ratios, and noting the economic environment in which OPC operates, in March 2024, the board of OPC made a decision to suspend OPC’s dividend distribution policy (adopted in 2017) for a period of two years from the decision date. At the end of the suspension period, OPC's board will reconsider the applicability of the dividend distribution policy. OPC’s board has the power to assess and change this resolution at any time, and/or to decide the distribution of dividends, taking into account, among other things, relevant circumstances, provisions of law and the above considerations, all as OPC’s board will deem appropriate at its discretion. The financing arrangements of OPC’s group companies (including CPV) include restrictions on distributions by OPC’s investees.

Dividends Paid by Kenon

In 2021, we paid a dividend of approximately $189 million ($3.50 per share).

In 2022, we distributed approximately $552 million to shareholders ($10.25 per share).

In 2023, we paid a dividend of approximately $150 million ($2.79 per share).

In March 2024, we announced a dividend of approximately $200 million ($3.80 per share) relating to the year ending December 31, 2024 payable in April 2024.

Share Repurchase Plan

In March 2023, Kenon’s board of directors authorized a share repurchase plan of up to $50 million. Through the end of 2023, Kenon repurchased approximately 1.1 million shares for approximately $28 million. Kenon intends to continue making repurchases under this plan. Repurchases under the share repurchase plan are subject to the authority of the share purchase authorization which was renewed by shareholders at the 2023 AGM and which will, continue in force until the earlier of the date of the 2024 AGM or the date by which the 2024 AGM is required by law to be held. At this meeting, we intend to seek authorization to renew such authorization. The share repurchase plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the share repurchase plan.

Kenon’s Liquidity Requirements

Kenon’s liquidity requirements include investments in its businesses, including OPC, and other investments it may make, as well as holding company costs, as well as dividend payments. In 2023, Kenon used cash mainly for dividends and administrative expenses.

We believe that Kenon’s working capital (on a stand-alone basis) is sufficient for its present requirements.

Our principal needs for liquidity are expenses related to our day-to-day operations. We also require capital for investments that we choose to make in our existing businesses and potentially new acquisitions. For example, in 2022, Kenon made investments in OPC in connection with an equity capital raise by OPC. OPC’s strategy contemplates continuing development of projects, particularly at CPV, and potentially further acquisitions which will require significant financing, via equity or debt facilities, to further its development. We may, in furtherance of the development of our businesses, make further investments, via debt or equity financings, in our businesses and we may make investments in new businesses. See “Item 4.B—Information on the Company—Business Overview.”

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

Consolidated Cash Flow Statement

Set forth below is a discussion of our cash and cash equivalents and our cash flows as of and for the years ended December 31, 2023 and 2022.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Cash and cash equivalents increased to approximately $697 million for the year ended December 31, 2023, as compared to approximately $535 million for the year ended December 31, 2022. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(in millions of USD)
Continuing operations
Net cash flows provided by operating activities
OPC	135	63
Other	142	708
Total	277	771
Net cash flows used in investing activities	(432)	(203)
Net cash flows provided by/(used in) financing activities	324	(494)
Net change in cash from continuing operations	169	74
Cash—opening balance	535	475
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(7)	(14)
Cash—closing balance	697	535

Cash Flows Provided by Operating Activities

Net cash flows from operating activities decreased to $277 million for the year ended December 31, 2023 compared to $771 million for the year ended December 31, 2022. The decrease is primarily driven by decrease in dividends received from ZIM, offset with an increase in OPC’s cash provided by operating activities as discussed below.

Cash flows provided by OPC’s operating activities increased to $135 million for the year ended December 31, 2023 from $63 million for the year ended December 31, 2022, primarily as a result of (i) an increase in income on a cash basis, in the amount of approximately $58 million, and (ii) an increase in OPC’s working capital, in the amount of approximately $18 million.

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities increased to approximately $432 million for the year ended December 31, 2023, compared to cash flows used in investing activities of approximately $203 million for the year ended December 31, 2022. This increase in cash flow used was primarily driven by OPC’s acquisitions of new projects as discussed below. This is offset primarily by a release of short term deposit as discussed below.

Cash flows used in OPC’s investing activities increased to $594 million for the year ended December 31, 2023 from $329 million for the year ended December 31, 2022. Most of the increase in the cash used in investing activities in the year ended December 31, 2023 stems from acquisition of the Kiryat Gat Power Plant, for a consideration of approximately $151 million, and the Mountain Wind project, for a consideration of approximately $172 million. In addition, the investments in property, plant and equipment in the U.S. increased by approximately $111 million and OPC provided a subordinated loan to an associated company in the U.S., in the amount of approximately $24 million. The increase was partly offset by a release of short-term deposits, in the amount of approximately $34 million, which were deposited in 2022. In addition, there was an increase of approximately $47 million, in respect of release of collateral, net, relating to hedging electricity margins in the CPV Group, and there was a decrease, in the amount of approximately $32 million, in investments in property, plant and equipment in Israel, mainly in connection with commercial operation of Tzomet at the end of the second quarter of 2023.

Cash Flows Provided by the Financing Activities

Net cash flows provided by financing activities of our consolidated businesses was approximately $324 million for the year ended December 31, 2023, compared to cash flows used in financing activities of approximately $494 million for the year ended December 31, 2022. The net inflow in 2023 was primarily driven by Kenon’s share repurchase of $28 million and dividend of $2.79 per share (an aggregate amount of approximately $150 million), paid on April 19, 2023, offset by OPC’s inflow, as described below.

Cash flows provided by OPC’s financing activities increased to $503 million for the year ended December 31, 2023, as compared to $286 million used for the year ended December 31, 2022. Most of the increase in the cash flows provided by financing activities stems from a receipt in the year ended December 31, 2023, in the amount of approximately $125 million, in respect of a swap of shares of transaction and investment with Veridis and long-term loans, in the amounts of approximately $124 million and approximately $74 million, for purposes of financing a transaction for acquisition of the Kiryat Gat Power Plant and a transaction for acquisition of the Mountain Wind project, respectively, taking out a long-term loan in the amount of about NIS 359 million (approximately $99 million), in connection with the commercial operation of the Maple Hill project and for financing construction of projects in the renewable energy segment in the U.S., from an increase of approximately $33 million, in investments and loans from holders of non-controlling interests (in the CPV Group and Veridis), from short-term loans and credit agreements in the amount of approximately $57 million, and from a receipt, in the amount of approximately $84 million, relating to a commitment of the tax partner in the Maple Hill project. In the year ended December 31, 2023, OPC repaid a loan to the prior holders of the rights in the Kiryat Gat Power Plant, in the amount of approximately $84 million, there was an increase, in the amount of approximately $44 million, in OPC’s repayments to banks and others (mainly in respect of new loans taken out in Israel and the U.S., as detailed above, and in respect of the start of repayment of the senior debt in Tzomet commencing from the fourth quarter of 2023) and there was an increase of approximately $18 million in costs paid in advance in respect of loans (mainly relating to loans in the U.S.). Furthermore, in 2022, OPC raised approximately $225 million from an issuance of shares.

Kenon’s Commitments and Obligations

As of December 31, 2023, Kenon had consolidated liabilities of $2 billion, primarily consisting of OPC liabilities.

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

OPC has financed the development of its projects and its acquisitions through equity and debt financing. Set forth below is an overview of equity issuances from 2019 to 2023 and a description of OPC’s loan facilities and bonds.

OPC’s Share Issuances from 2019 to 2023

In August 2017, OPC completed an initial public offering in Israel, and a listing on the TASE, resulting in net proceeds to OPC of approximately $100 million and Kenon retaining 75.8% stake.

In 2021 and 2022, OPC issued new shares in multiple offerings:

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

During 2023, OPC did not issue any shares to the public.

As a result of these share issuances, Kenon’s interest in OPC is 54.7%.

OPC’s Cash and Material Indebtedness

As of December 31, 2023, OPC had cash and cash equivalents of $278 million (excluding restricted cash and including debt service reserves of $91 million), restricted cash of $17 million, and total outstanding consolidated indebtedness of $1,530 million, consisting of $170 million of short-term indebtedness, including the current portion of long-term indebtedness, and $1,360 million of long-term indebtedness.

Israel

As at March 21, 2024, OPC Israel entered into credit facilities with banks (which are used by all OPC group companies in Israel) for an aggregate amount of approximately $69 million, and other binding credit facilities for CPV Group for the purpose of providing guarantees (mainly letters of credit and bank guarantees) amounting to approximately $20 million, to finance the development activity of CPV Group. Furthermore, OPC provided guarantees in respect of binding credit facilities provided to CPV Group for the purpose of providing guarantees and letters of credit at the total amount of approximately $75 million. The undertakings under such agreements include customary obligations, including restrictions on pledges, compliance with financial ratios and maintaining liquidity in accordance with certain criteria, cross default provisions, restrictions on the distribution of dividends  and payments to shareholders, restrictions on changes in OPC’s holdings in OPC Israel, changes in control in OPC-Hadera, and in OPC’s holdings in Tzomet and OPC-Rotem, restrictions on debt incurred by OPC Power Plants (except for immaterial amounts) and others. OPC has debt (comprising its debentures and project financing) with an aggregate amount of approximately NIS 3.6 billion (approximately $993 million), which is subject to cross-default provisions.

Furthermore, OPC Israel entered into non-binding credit facilities (for the use of all OPC group companies in Israel), which are mainly used for the purpose of letters of credit and bank guarantees (for example, to the EA, the System Operator, etc.).

The following table sets forth selected information regarding OPC’s principal outstanding short-term and long-term debt, as of December 31, 2023 (excluding CPV):

	Outstanding Principal Amount as of December 31, 2023* ($ millions)	Interest Rate ($ millions)	Final Maturity	Amortization Schedule

OPC-Hadera:
Financing agreement(1)	180	2.4%-3.9%, CPI linked (2/3 of the loan) 3.6%-5.4% (1/3 of the loan)	September 2037	Quarterly principal payments to maturity, commencing 6 months following commercial operations of OPC-Hadera power plant
Tzomet:
Financing agreement(2)	315	CPI or USD-linked with interest equal to prime plus margin of 0.5-1.5% - agreement includes provisions for conversion of interest from variable to CPI-linked debenture interest plus margin of 2-3%	Earliest of 19 years from commercial operations date of Tzomet power plant and 23 years from the signing date, but no later than December 31, 2042	Quarterly principal payments to maturity, commencing close to the end of the first or second quarter following commercial operations of the Tzomet power plant
Kiryat Gat
Financing agreement(3)	121	Variable interest at a rate equal to the Prime interest rate of 0.65%; NIS government bond plus 2.3%	May 2039	Quarterly repayment of principal and interest in accordance with amortization schedule
OPC[4]:
Bonds (Series B)(4)(6)	271	2.75% (CPI-Linked)	September 2028	Semi-annual principal payments commencing on September 30, 2020
Bonds (Series C)(5)(6)	214	2.5%	August 2030	12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024
Total	1,101
__________________________________________
*	Includes interest payable, net of expenses.

(1)	Represents NIS 652 million converted into USD at the exchange rate for NIS into USD of NIS 3.627 to $1.00. All debt has been issued in NIS, of which 2/3 is linked to CPI and 1/3 is not linked to CPI.

(2)
Represents NIS 1,142 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollar of NIS 3.627 to $1.00. All debt has been issued in NIS, the loan principal of which is not linked to CPI.

(3)
Represents NIS 438 million converted into U.S. Dollars at the exchange rate for NIS into U.S. Dollar of NIS 3.627 to $1.00. All debt has been issued in NIS, the loan principal of which is not linked to CPI.

(4)
In April 2020, OPC completed an offering of NIS 400 million (approximately $ 113 million) of Series B bonds on the TASE, at an annual interest rate of 2.75%. In October 2020, OPC issued 555,555 units of NIS 1,000 Series B bonds, totaling gross proceeds of NIS 584 million ($ 171 million). The offering was an extension of the existing Series B bonds previously issued by OPC. The proceeds of the additional Series B issuance were used to redeem Series A bonds (NIS 313 million (approximately $ 86 million)) and in part to fund the CPV acquisition.

(5)
In September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $ 266 million), bearing annual interest of 2.5%. The Series C bonds are repayable over 12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024 with the final payment in August 2030. OPC used the proceeds from the Series C bonds for the early repayment of project financing debt of OPC-Rotem as described below.

(6)	As of December 31, 2023, the balance of interest payable in respect of the Series B and C debentures amounts to approximately NIS 14 million (approximately $ 4 million).

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

OPC-Hadera Financing Agreement

In July 2016, OPC-Hadera entered into a NIS 1 billion (approximately $323 million) senior facility agreement to finance the construction of OPC-Hadera’s power plant in Hadera. Pursuant to the agreement, the lenders undertook to provide OPC-Hadera with financing in several facilities, including a term loan facility, a standby facility, a debt service reserve amount, or DSRA, facility to finance the DSRA deposit, and a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties.

The loan is to be repaid in quarterly installments according to repayment schedules specified in the agreement. The financing matures 18 years after the commencement of repayments in accordance with the provisions of the agreement which commenced approximately half a year following the commencement of commercial operation of the OPC-Hadera plant.

The senior facility agreement is secured by liens over some of OPC-Hadera’s existing and future assets and on certain OPC and OPC-Hadera rights, in favor of Israel Discount Bank Ltd., as collateral agent on behalf of the lenders. The senior facility agreement also contains certain restrictions and limitations, including:

•
minimum projected DSCR, average projected DSCR (in relation to long-term loans at the commercial operation date of the power plant) and LLCR (at the commercial operation date of the power plant): 1.10—on the withdrawal dates the ratio must be at least 1.20;

•	maintenance of minimum amounts in the reserve accounts in accordance with the agreement; and

•
other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledges investments and incurrence of debt as well as reporting obligations.

As of December 31, 2023, OPC-Hadera has made drawings in the aggregate amount of NIS 652 million (approximately $180 million) under the NIS 1 billion loan agreement.

Tzomet Financing Agreement

In December 2019, Tzomet entered into a NIS 1.4 billion (approximately $441 million) senior facility agreement with a syndicate of lenders to finance the construction of Tzomet’s power plant. Pursuant to the agreement, the lenders undertook to provide Tzomet with financing in several facilities, including a term loan facility, a standby facility, a DSRA facility to finance the DSRA deposit, and a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties.

The loans are to be repaid in quarterly installments according to repayment schedules specified in the agreement. The financing will mature at the earliest of 19 years from the commencement of commercial operation of the Tzomet plant and 23 years from the signing date of the facility agreement, but no later than December 31, 2042, in accordance with the provisions of the agreement.

In connection with the facility agreement, OPC’s shares in Tzomet certain OPC and Tzomet rights were pledged in favor of the collateral agent on behalf of the lenders. The facility agreement also contains certain restrictions and limitations, including:

•
minimum projected average debt service coverage ratio (ADSCR), average projected ADSCR and LLCR: 1.05—on the withdrawal dates, Tzomet is required to comply with a minimum contractual ADSCR (i.e., the lowest contractual ADSCR of all the contractual ADSCRs up to the date of final repayment) an average contractual ADSCR (i.e., the average contractual ADSCR of all the contractual ADSCRs up to the date of final repayment), and a contractual LLCR on the commencement date of the commercial operation of at least 1.3;

•	maintenance of minimum amounts in the reserve accounts in accordance with the agreement; and

•	other non-financial covenants and limitations such as restrictions on dividend distributions, repayments of shareholder loans, asset sales, pledge investments and incurrence of debt.

As of December 31, 2023, Tzomet has made drawings in the aggregate amount of NIS 1,142 million (approximately $315 million) under the facility agreement.

Kiryat Gat Financing Agreement

In March 2023, the Gat Partnership and Bank Leumi le-Israel B.M. (“Bank Leumi”) signed a financing agreement for a senior debt (project financing) to finance the acquisition of the Kiryat Gat Power Plant. As part of the financing agreement, Bank Leumi advanced to the Gat Partnership a long-term loan at the total amount of NIS 450 million (approximately $128 million). The loan is to be repaid in quarterly installments, starting from September 25, 2023, and the final repayment date is May 10, 2039 (subject to early repayment provisions).

The loan bears an annual interest equal to the Prime interest adjusted by a spread ranging from 0.4% to 0.9% per annum. The Kiryat Gat financing agreement contains provisions on converting the interest on the loan from a variable interest to a fixed and unlinked interest. The loan bears the unlinked government bond interest, as defined in the agreement, adjusted by a 2.05% to 2.55% spread.

The Kiryat Gat financing agreement is secured by all of the Gat Partnership’s assets and interests in it, including the real estate, bank accounts, insurances, and the Gat Partnership’s assets and rights in connection with the Project Agreements (as defined in the agreement). In addition, a lien was placed on the rights of the entities holding the Gat Partnership. On the completion date, OPC and Veridis, each in accordance with its proportionate (indirect) share in the Gat Partnership, as well as OPC Power Plants, gave a guarantee to pay all principal and accrued interest payments.

Distributions by the Gat Partnership is subject to a number of conditions described in the said loan agreement, including, among other things: compliance with the following covenants: historic debt service coverage ratio (“DSCR”) and Average Projected DSCR and loan life coverage ratio at a minimal rate of 1.15, the first quarterly principal and interest payment having been made, the provisions of the agreement having been complied with, and no more than four distributions may be carried out in a 12-month period.

In March 2023, the Gat Partnership, the entities holding the Gat Partnership, including OPC Power Plants, and Bank Leumi signed an equity subscription agreement, under which these entities and OPC Power Plants made certain undertakings (debt service and equity capital requirements, guarantees, meeting certain financial covenants) toward Bank Leumi in connection with the Gat Partnership's activity.

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

In October 2020, OPC issued NIS 584 million (approximately $171 million) of Series B bonds. The offering was an extension of the existing Series B bonds previously issued by OPC.

The bonds are unsecured and the trust deed includes limitations on OPC’s ability to impose a floating lien on its assets and rights in favor of a third party.

The trust deed contains customary clauses for giving bondholders the right to call for the immediate redemption of the bonds, events of default, including insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the position of OPC. The bondholders’ right to call for immediate redemption also arises upon: (i) the occurrence of certain events of loss of control by Kenon; (ii) the call for immediate repayment of other debts (or guarantees) of OPC or of a consolidated subsidiary in certain predefined minimum amounts; (iii) a sale of one or more assets of the company which constitutes more than 50% of the value of company’s assets, in less than 12 consecutive months, or a change in the area of operation of OPC such that OPC’s main area of activity is not in the energy sector, including electricity generation in power plants and with renewable energy sources; (iv) a rating being discontinued over a certain period of time; (v) the company breaching its covenant obligations under the deed of trust and executes an extraordinary transaction with the controlling shareholders (as these terms are defined under the Israeli Companies Law-1999); (vi) the company’s financial reports containing a going concern notice addressing the company itself, for two consecutive quarters; and (vii) a suspension of trading for a certain time period if the bonds are listed for trade on the main list of the stock exchange.

The trust deed includes covenants on the basis of OPC’s stand-alone financial statements: coverage ratio between net financial debt deducting financial debt of projects yet to produce EBITDA, and Adjusted EBITDA of no more than 13, minimum equity of NIS 250 million (approximately $69 million) and an equity-to-balance sheet ratio of at least 17%.

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

Furthermore, the Bond C deed of trust includes an undertaking by OPC to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series without, among other things, maintaining the same rating of the bonds subsequent to such expansion, and provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). The financial covenants include maintaining the ratio between net consolidated financial debt (less the financial debt designated for the construction of projects that have not yet started generating EBITDA) and Adjusted EBITDA at no more than 13 (and for the purpose of distribution as defined in the Bond C deed of trust - not more than 11), minimum equity (standalone) of NIS 1 billion (and for the purpose of distribution - NIS 1.4 billion), equity to asset ratio (standalone) of no less than 20% (and for the purpose of distribution - no less than 30%), and equity to (consolidated) balance sheet ratio of no less than 17%. As at December 31, 2023, OPC met the financial covenants.

OPC Bonds (Series D)

In January 2024, OPC issued a series of bonds at a par value of approximately NIS 200 million (approximately $53 million), with the proceeds of the issuance designated for OPC’s needs, including for recycling of an existing financial debt (Series D). The bonds are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and  interest for Series D bonds will be repaid in unequal semi-annual payments (on March 25, and September 25),  as set out in the amortization schedule, starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest.

The Bonds D deed of trust includes customary terms similar to Bond B and Bond C deeds of trust described above except, mainly, in relation to the payment schedule, the annual interest (6.2%) and the financial covenant of minimum equity (NIS 2 billion) and the purpose of distribution (NIS 2.4 billion).

Credit facility agreements and intra-group agreements in the segment

OPC’s companies in Israel engage from time to time in various intragroup agreements, including a master agreement for the purchase and sale of electricity or natural gas or agreements for assignment of customer agreements, subject to any applicable regulations.  If such agreements are signed, they will be subject, among other things, to the approval of the financing entities, as the case may be), and if any other approvals are required by law.

United States

Generally, each CPV active project has senior debt  with similar structures, i.e., project, asset level financing (other than financings of Maple Hill, Stagecoach and Backbone, which are arranged on a several project portfolio basis and the Mountain Wind financing, which is also arranged on the basis of the Mountain Wind portfolio of projects), on non-recourse financing terms subject to specific terms and exceptions set for each project. On financial closing of each financing (excluding Mountain Wind financing agreement, which was on acquisition) debt and equity capital were committed in an amount sufficient to cover the project’s projected capital costs during construction, along with ancillary credit facilities. The ancillary credit facilities are provided by a subset of the project’s lenders and in some cases by financial institutions who are not direct lenders to the relevant project and are comprised of letters of credit, which support collateral obligations under the financing arrangements and commercial arrangements, and a working capital revolver facility, which supports the project’s ancillary credit needs. The senior credit facilities are generally structured such that, subject to certain conditions precedent, they are converted from facilities to finance the construction phase (if relevant) to term facilities (term loans) with maturity dates often tied to the term of the commercial agreements anchoring expected operating cash flows of each project. For the Energy Transition projects, the term loans generally span the construction period plus 5-7 years after launch of commercial operation (a “miniperm financing”). The miniperm financing is repaid based on a combination of (i) predetermined amounts per project in accordance with set quarter end repayment dates, and (ii) result-based metrics, which result in partial or full application of free cash flow to term loan repayment on such quarter-end dates (cash sweeps), which in the aggregate, result in partial repayment during the loan term, with a balance payable or refinanced upon final repayment date.

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

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security on assets and rights, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across the CPV project Term Loan A refinancing, while the Term Loan B market refinancing terms, generally, may be slightly more flexible, as customary in this market considering the project and the market conditions. In each market and often within each project loan, lenders extended loans to the CPV Group’s projects either according to a credit margin based on the LIBOR/SOFR, variable base interest rate or fixed interest. Following June 30, 2023, LIBOR as a market reference rate was discontinued and replaced with SOFR, which was identified by the Alternative Reference Rates Committee (hereinafter “ARRC”) identified rate to represent best practices for use in certain new USD derivatives and other financial contracts.  The debt facilities and interest rate-related agreements for CPV projects were amended to replace LIBOR with SOFR. To minimize exposure to potential interest rate risk, CPV executes interest rate hedges for the main exposure at each project level, whereby the CPV project companies pay the major financial institutions fixed interest and receive variable interest payments for certain terms, according to the terms and conditions of the project and loan.  New variable credit facilities and refinancings of future debt bearing variable interest of the CPV Group project companies will have SOFR as their benchmark interest rate (with United States prime rate as an alternative, in a manner that corresponds to the existing credit facilities of the CPV Group project companies).The table below sets forth summaries of the key commercial terms of the senior credit facilities associated with each CPV project financing. The term loan commitment amounts once drawn and repaid, may not be drawn again, while ancillary credit facilities and working capital facilities are revolving in nature. The events of default consist of customary events of default, including, among others: breach of commitments and representations having a material adverse effect, failure of equity contributing party to fund during construction, nonpayment events, failure to adhere to certain covenants, various insolvency events, termination of the project’s activities or of significant parties in the project (as defined in the agreement), various events in connection with its regulatory status and maintenance of government approvals, certain changes in ownership of the project company, certain events in connection with the project, existence of legal proceedings in connection with the project, and the project not having the right to receive payments for its capacity and electricity—all of this in accordance with and subject to the terms, definitions and cure periods as stated in the relevant credit agreement.

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2023	Maturity Date	Annual interest	Covenants
Fairview	March 24, 2017	710	625(1)	June 30, 2025	Fixed debt interest rate – 5.4% SOFR – 8.2% Weighted-average interest as at December 31, 2023: 5.6%
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

Towantic	March 11, 2016	753	655(2)	June 30, 2025	Fixed debt interest rate – 5.1% SOFR – 8.7% Weighted-average interest as at December 31, 2023: 5.9%	Similar to Fairview (see above)

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2023	Maturity Date	Annual interest	Covenants
Maryland	August 8, 2014	450	350(3)	May 11, 2028 (Term Loan B) November 11, 2027 (Ancillary Facilities)	Fixed debt interest rate – 5.9% SOFR – 8.9% Weighted-average interest as at December 31, 2023: 7.0%
Historical debt service coverage ratio of 1:1 during the last 4 quarters. Maryland is currently in compliance with the covenant. A distribution is conditional on the project company complying with several terms and conditions, including, compliance with a reserve requirements (as provided in the agreement), and that no ground for repayment or breach event exists in accordance with the financing agreement.

Shore	December 2018	535	425(4)	Dec. 27, 2025 (Term Loan) Dec. 27, 2023 (Ancillary Facilities)(2)	Fixed debt interest rate – 4.1% SOFR – 9.1% Weighted-average interest as at December 31, 2023: 5.4%
Historic rolling 4 quarter debt service coverage ratio of 1:1. CPV is currently in compliance with this covenant. Distributions are subject to, among others, certain reserve requirements, and having no existing default or event of default.

Valley	June 12, 2015 as amended in June 2023	470	360(5)	Extended to May 31, 2026	SOFR – 10.8% Weighted-average interest as at December 31, 2023: 10.8%
Distributions are subject to the project company meeting conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with requirements for receipt of a certain permit, compliance with the debt balances target defined in the agreement, and that no ground for repayment or default event exists (as defined in the financing agreement).

Keenan II	August 2021	120	104(6)	December 31, 2030	Fixed debt interest rate – 2.0% SOFR – 6.5% Weighted-average interest as at December 31, 2023: 3.0%
Distributions are subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and that no grounds for repayment or breach event exist (as defined in the financing agreement)

Three Rivers	August 21, 2020	875	750(7)	June 30, 2028(2)	Fixed debt interest rate – 4.6% SOFR – 9.1% Weighted-average interest as at December 31, 2023: 5.3%	Similar to Fairview (see above)

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2023	Maturity Date	Annual interest	Covenants
Mountain Wind	April 6, 2023	92	75(8)	April 6, 2028	Fixed debt interest rate – 4.9% SOFR – 7.0% Weighted-average interest as at December 31, 2023: 5.4%
Distributions aresubject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.20 during the preceding 12-month period that preceded the distribution, and that no grounds for repayment or breach event exist (as defined in the financing agreement).

CPV Maple Hill, Stagecoach, CPV Backbone	August 23, 2023	370(9)	331	August 23, 2027 or a year after the conversion date of the third qualifying project	Fixed debt interest rate – 6.4% SOFR – 7.9% Weighted-average interest as at December 31, 2023: 6.6%	Each project is required to meet a projected minimum DSCR ratio(10) of 1.3, based on the stream of income from PPAs and green certificates, and 1.8 based on the stream of income from market sales
____________________________________________
(1)	Consisting of Term Loan (Variable): $510 million, Term Loan (Fixed): $115 million, Ancillary Facilities (Working Capital Loan: $30; Letters of Credit/LC Loans: approximately $55 million).

(2)	Consisting of Term Loan: $655 million, Ancillary Facilities (Working Capital Loan: $21; Letters of Credit/LC Loans: $77 million)

(3)	Consisting of Term Loan: $350 million, Ancillary Facilities (Working Capital Loan and Letters of Credit: $100 million)

(4)	Consisting of Term Loan: $425 million, Ancillary Facilities ($110 million) (reduced to $95 million as of November 2023).

(5)	Consisting of Term Loan: $360 million, Ancillary Facilities (Working Capital Loan: $10; Letters of Credit/LC Loans: $100 million)

(6)	Consisting of Term Loan: $104 million, Ancillary Facilities (Working Capital Loan and Letters of Credit: $16 million)

(7)	Consisting of Term Loan (Variable): $650 million, Term Loan (Fixed): $100 million, Ancillary Facilities ($125 million).

(8)	Consisting of Term Loan (Variable): $19 million, Term Loan (Fixed): $56 million, Ancillary Facilities ($17 million).

(9)	Consisting of Total Financing Commitment: $181 million, Ancillary Facilities (Letters of Credit: $39 million, Bridge Loan $150 million).

(10)	The ratio between the free cash flow for debt service and the principal and interest payments for the relevant period.

The $370 million financing agreement with Israeli banks. In August 2023, the CPV Group entered into a $370 million financing agreement with lenders including Israeli banking corporations for the purpose of financing the construction and initial operating period of qualifying projects in the field of renewable energy in the United States. CPV’s Maple Hill and Stagecoach projects are qualifying projects, and CPV’s Backbone project is expected to meet the criteria set for a qualifying project during the first half of 2024.

The total amount provided under the facility is $370 million, of which (i) $181 million is expected to be advanced for the financing of the projects’ construction and their initial commercial operating period, (ii) $39 million is expected to be advanced for the provision of letters of credit to projects, and (iii) $150 million is expected to be advanced as a bridge loan to projects after engagement with a “tax equity partner”. The final repayment date is the earlier of four years after the Financial Closing Date (which would be August 23, 2027) or one year after the conversion date of the third qualifying project  based on the CPV Group’s assessment that Backbone achieving its conversion date in July 2025).

The financing agreement contains conditions for drawing, including minimum equity, meeting certain ratios and other conditions. The loans for construction may be converted into loans to finance the initial commercial operating period if certain conditions are met.

The loan under the financing agreement bears annual interest based on SOFR plus a margin for loans for financing of construction of 2% (and if such loans are converted to financing the initial operating period, a margin of 2.75%); and for bridge financing of 1.25%. The financing agreement provides for letters of credit to be issued subject to customary annual issuance fees. The financing agreement further provides for customary facility fees in respect of unutilized amounts. The three projects named above are pledged to secure the financing agreement, and a cross default provision is in place between the projects. CPV Group provided a guarantee to secure certain undertakings in connection with the financing agreement.

In accordance with the financing agreement, as of the date each project becomes a qualifying project, it is required on a forward basis to hedge the exposure to changes in the SOFR interest rate for at least 75% of such project’s forecasted amortizing loan balance over its approximate first 10 operating years. In August 2023, the CPV Group entered into a hedging agreement by executing interest rate swap contracts with lenders for an initial aggregate amount of approximately $101.3 million and chose to apply cash flow hedge accounting rules.

Letters of Credit (LCs). During 2023, the CPV Group entered to several LC arrangements with banking institutions in an aggregate scope of approximately $95 million which are valid up to the second half of 2024. Such LCs were used mainly for collaterals to development projects and the Valley hedging transaction. The LC’s are secured by collateral as required by the issuing corporations (including a guarantee by CPV or cash deposit, as the case may be).

ZIM’s Liquidity and Capital Resources

ZIM operates in the capital-intensive container shipping industry. Its principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services. ZIM’s principal needs for liquidity are operating expenses, expenditures related to debt service and capital expenditures. ZIM’s long-term capital needs generally result from its need to fund its growth strategy. ZIM’s ability to generate cash from operations depends on future operating performance which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond its control, as well as the other factors discussed in “Item 3.D Risk Factors—Risks Related to Our Interest in ZIM.”

ZIM’s cash and cash equivalents were $922 million, $1,022 million and $1,543 million as of December 31, 2023, 2022 and 2021, respectively. In addition, ZIM’s bank deposits and other investment instruments amounted to $1,755 million, $3,589 million, and $2,307 million as of December 31, 2023, 2022, and 2021, respectively.

ZIM’s total outstanding indebtedness as of December 31, 2023 consisted of $3,318 million in long-term debt and $1,693 million in current installments of long-term debt and short-term borrowings. ZIM’s long-term debt is mostly comprised of lease liabilities, related to vessels and equipment.

The weighted average interest rate paid per annum as of December 31, 2023 under all of ZIM’s indebtedness was 8.1%.

During the years ended December 31, 2023, 2022 and 2021, ZIM’s capital expenditures were $116 million, $346 million and $1,005 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in equipment and vessels, as well as in its information systems. ZIM’s projected capital expenditures for the next 12 months are aimed to support its ongoing operational needs.

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

OPC

Israel

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the EA, with some discount. Under the agreements with the private customers, OPC charges its customers generation component tariffs, as published by the EA, with some discount.  In general, an increase or decrease in the generation component has a positive or negative, as applicable, effect on OPC’s results. On February 1, 2024, an annual update of the tariff for 2024 came into effect for the IEC’s electricity consumers. According to the decision, the generation component was updated to NIS 0.3007 per KWh, a decline of 1.1%.

In 2023, the tariff structure for consumers was revised. The revision of the demand hour clusters generally had a negative effect on OPC’s results, mainly in view of the consumption profile of OPC’s customers (who are mostly industrial and commercial customers), which generally have lower levels of consumption fluctuation during the day compared to retail or other users.  In addition, a change of the demand hour clusters changes the breakdown of OPC’s revenues and profits from its operations in Israel between the different quarters, such that revenues and profits in the summer (June-September), and mainly the third quarter, increase at the expense of the other quarters.

There is a significant uncertainty as to the development of the War (which started in October 2023 and as at the date of this report is still underway) and its impact on OPC and its operations, and there is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital markets and the credit rating of the State of Israel and Israeli financial institutions (particularly the Israeli banking system) For example, in February 2024, the Moody’s rating agency downgraded the State of Israel’s credit rating to A2 from A1 with a negative rating outlook and of Israeli financial institutions, particularly the Israeli banking system (against the background of the reduction of Israel’s rating, in February 2024 the international rating company “Moody’s” gave notice of a reduction of the credit rating of the five large banks in Israel to a level of A3 with a negative rating outlook)), which could adversely affect investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause a weakening of the exchange rate of the shekel against the other currencies (particularly the dollar), harm business activities and create instability in the Israeli capital markets (including increased volatility, falling prices of traded securities, and limited liquidity and accessibility). See, “Item 3D Risk Factors—Risks Related to OPC’s Israel Operations—The War may affect OPC Operations in Israel.”

United States

The energy sector in the United States is affected by global and domestic trends.  Disruptions to the supply chain, government levies, exchange and interest rates and federal and state policies all affect the activity of the energy sector, as well as the pace and direction of the change trends to the energy infrastructures and the energy markets.

The price of natural gas is significant in setting the price of electricity in most territories where CPV has projects. The natural gas prices are impacted by numerous variables, including demand in the industrial, residential and electricity sectors, productivity and supply of the natural gas, natural gas production costs, location and changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of natural gas customers and producers. The price of imported liquefied natural gas affects the natural gas prices during the winter in New England and New York, which has a direct effect on the Towantic and Valley power plants.

Accordingly, electricity and natural gas prices are key factors in the profitability of CPV, as well as capacity prices in the operating areas of the power plants of CPV. A number of variables impact the profitability of the natural gas-fired power plants of CPV Group, including the price of various fuels, the weather, load increases, and unit capacity, which cumulatively affect the gross margin and the profitability of CPV Group. Electricity prices within the PJM market for the CPV’s Energy Transition projects were approximately 56% lower in 2023, compared to 2022. Electricity prices in the ISO-NE (NEPOOL Hub) and NYISO (Zone G) markets were 57% and 60% lower in 2023, respectively, compared to 2022. In 2023, average Henry Hub natural gas prices were 62% lower compared to 2022. The changes in in electricity prices stem mainly from the decrease in natural gas prices as evidenced by the northeast gas price premium in the following market areas.

Zone	Q4 2023	2023	Q4 2022	2022
PJM West (Shore, Maryland)	$36.31	$33.06	$68.74	$73.09
PJM AD Hub (Fairview)	$31.30	$30.81	$64.70	$69.42
NYISO Zone G (Valley)	$31.52	$33.27	$73.04	$82.21
ISO-NE Mass Hub (Towantic)	$34.66	$36.82	$76.92	$85.56
PJM ComEd (Three Rivers)	$26.31	$26.68	$52.30	$60.40

Natural gas prices in the U.S. started to rise in the second half of 2021 due to the recovery from the economic crisis associated with the economic recovery following the coronavirus and even more so as a result of the outbreak of the war between Russia and the Ukraine in the beginning of 2022.  Prices remained high during 2022, while the production levels of the natural gas were low. Comparatively, at the end of December 2022 the natural gas prices fell sharply upon the rise in levels of production of natural gas and the slowdown of the demand owing to the warm winter (2022/2023), and remained at a very low rate during 2023 compared with last year against the background of relatively high inventory levels.

The trends in the Energy Transition segment are also influenced by reliability concerns and limited new conventional generation in certain areas.

The United States demand for electricity has started to increase after nearly a decade of limited or flat growth. In 2010 and 2020, total electricity consumption in the United States was 3.9 thousand TWh, whereas in 2022 it was 4.05 thousand TWh. The system operators in areas in which CPV Group primarily operates, PJM, NY-ISO and ISO-NE, are expecting between 0.5%-1.6% summer peak load growth over the next 10 years. PJM’s forecasted demand growth doubled year over year. Load growth is increased due to data centers and electrification of the economy. The higher load growth combined with fewer dispatchable resources is expected to affect the overall level of electricity prices and capacity, and on the instability in prices.

OPC businesses require significant capital investment to implement its growth strategy including development and construction of projects. Development of new projects in the field of electricity generation requires, for the most part, several years of work before external financing for construction can be secured, and financial robustness is needed in order to raise the required amounts of capital. OPC businesses may require additional debt and equity financing for their projects.  Additional equity financing by OPC may involve Kenon participating in equity raises of OPC. Additional financing for CPV Group may involve equity financing at the CPV Group level which would dilute OPC (to the extent OPC is not the investor), which would indirectly dilute Kenon’s interest in CPV.

ZIM

Total global container shipping demand totaled approximately 233.6 million TEU in 2023 (including inland transportation) according to Drewry Container Forecaster as of December 2023. Global container demand has seen steady and resilient growth equaling a 5.5% CAGR since 2000 according to Drewry, driven by multiple factors. These include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes.

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

Following the supply chain disruptions experienced in 2021, which were a factor driving significant upgrades to freight rates, supply chains have been normalizing since the second half of 2022, mainly due to a shift in consumer spending. According to Drewry, demand is expected to achieve an approximately 2.4% CAGR from 2022 to 2026.

E.	Critical Accounting Estimates

In preparing our financial statements, we make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Our estimates and associated assumptions are reviewed on an ongoing basis and are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements:

•	allocation of acquisition costs;

•	long-term investment (Qoros);

•	Recoverable amount of cash-generating unit that includes goodwill; and

•	Recoverable amount of cash-generating unit of investment in equity-accounted companies (ZIM).

For further information on the estimates, assumptions and judgments involved in our accounting policies and significant estimates, see Note 2 to Kenon’s financial statements included in this annual report.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors:

Name	Age	Function	Original Appointment Date	Current Term Begins	Current Term Expires
Antoine Bonnier	40	Board Member	2016	2023	2024
Laurence N. Charney	76	Chairman of the Audit Committee, Compensation Committee Member, Board Member, ESG Committee Member	2014	2023	2024
Barak Cohen	42	Board Member	2018	2023	2024
Cyril Pierre-Jean Ducau	45	Chairman of the Board, Nominating and Corporate Governance Committee Chairman, ESG Committee Member	2014	2023	2024
N. Scott Fine	67	Audit Committee Member, Compensation Committee Chairman, Board Member	2014	2023	2024
Bill Foo	66	Board Member, Nominating and Corporate Governance Committee Member	2017	2023	2024
Aviad Kaufman	53	Compensation Committee Member, Board Member, Nominating and Corporate Governance Committee Member	2015	2023	2024
Robert L. Rosen[1]	51	Board Member and CEO	2023	2023	2024
Arunava Sen	63	Board Member, Audit Committee Member, ESG Committee Chairman	2017	2023	2024
Tan Beng Tee[2]	66	Board Member	2023	2023	2024
__________
1. Appointment effective from July 19, 2023
2. Appointment effective from August 30, 2023

Our Constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Robert L. Rosen	51	Chief Executive Officer & Director
Deepa Joseph	48	Chief Financial Officer

Biographies

Directors

Antoine Bonnier. Mr. Bonnier is the Chief Executive Officer of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, of CPVI, OPC, Cool Company Ltd and Ekwateur SA, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a Managing Director of Quantum Pacific (UK) LLP. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

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

Barak Cohen. Mr. Cohen is a Managing Director at Quantum Pacific (UK) LLP, a board member of ZIM and of Qoros, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at IC since 2008 most recently as IC’s Senior Director of Business Development and Investor Relations. Prior to joining IC, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds Bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

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

Robert L. Rosen. Mr. Rosen has served as CEO of Kenon since September 2017 and also serves on the board of Kenon as an executive director and on the board of OPC as director. Prior to becoming CEO, Mr. Rosen served as General Counsel of Kenon upon joining Kenon in 2014. Prior to joining Kenon, Mr. Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank LLP. Mr. Rosen is admitted to the Bar in the State of New York, holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

Arunava Sen. Mr. Sen is Director of Coromandel Advisors Pte Ltd, a Singapore-based company that provides strategic and transactional advice to global investors in the infrastructure and clean energy sectors. In May 2017, Mr. Sen was appointed to the board of directors of Kenon, having served as a director of IC Power between November 2015 and January 2018. Between August 2010 and February 2015, Mr. Sen was CEO and Managing Director of Lanco Power International Pte Ltd, a Singapore-registered company focused on the development of power projects globally. Previously, Mr. Sen held several senior roles at Globeleq Ltd, a Houston-based power investment company, including COO, CEO—Latin America and CEO—Asia. In 1999, Mr. Sen cofounded and was COO of Hart Energy International, a Houston-based company that developed and invested in power businesses in Latin America and the Caribbean. Mr. Sen currently serves on the investment committee of SUSI Asia Energy Transition Fund. A qualified Chartered Accountant, Mr. Sen holds a B.Com. degree from the University of Calcutta and an M.S. degree in Finance from The American University in Washington, DC.

Tan Beng Tee. Ms. Tan is the Executive Director of the Singapore Maritime Foundation. She started her career in the public service and spent the next 40 years with the statutory boards under the Ministry of Trade and Industry (Trade Development Board and International Enterprise Singapore) and the Ministry of Transport (Maritime and Port Authority of Singapore). From 2012 to 2020, Ms. Tan was the Assistant Chief Executive (Development) of MPA. She remains at MPA as Senior Advisor. Prior to joining MPA in 2004, Ms. Tan was Director at the International Enterprise Singapore (now merged into Enterprise Singapore). For her service in developing Singapore as an International Maritime Centre, Ms. Tan received the Public Administration Medal (Silver) in 1997, (Silver)(Bar) in 2012, and (Gold) in 2020. From the industry, Ms. Tan received a Lifetime Achievement Award from Lloyd's List in 2008, and Seatrade in 2018. Ms. Tan serves on the boards of the Singapore Chamber of Maritime Arbitration and the National University of Singapore’s Centre for Maritime Studies. She also serves on the committees of the Nanyang Technological University’s College of Civil and Environmental Engineering, the Singapore Maritime Academy at Singapore Polytechnic, Singapore War Risk Mutual and on the Marine Insurance Committee of the General Insurance Association. Ms. Tan holds a degree in Business Administration from the National University of Singapore and a Diploma in Shipping from the Norad Fellowship in Oslo, Norway.

Senior Management

Deepa Joseph. Ms. Joseph joined Kenon in June 2023 and has served as Chief Financial Officer from September 2023. Ms. Joseph also serves as Chief Financial Officer of Ansonia. Prior to joining Ansonia, Ms. Joseph served in senior finance positions from 2012 to 2023 in Eastern Pacific Shipping Pte. Ltd. and Quantum Pacific Shipping Services Pte. Ltd, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. She is a Chartered Accountant (Institute of Singapore Chartered Accountants).  She holds a Masters in Business Administration (specializing in Accountancy) from Nanyang Business School, Singapore and Bachelors in Science (Mathematics) from Mahatma Gandhi University, India.

B.	Compensation

We pay our directors compensation for serving as directors, including per meeting fees.

For the year ended December 31, 2023, the aggregate compensation accrued (comprising remuneration and the aggregate fair market value of equity awards granted) for our directors and executive officers was approximately $3 million.

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

Nonetheless, we generally follow the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies.

Board of Directors

Our Constitution gives our board of directors general powers to manage our business. The board of directors, which consists of ten directors, oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives. Cyril Pierre-Jean Ducau serves as our Chairman.

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

Although we are permitted to follow home country practice in lieu of the requirement to have a board of directors comprised of a majority of independent directors according to NYSE listing standards, we have determined that we are in compliance with this requirement.

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

Our nominating and corporate governance committee considers candidates for directors who are recommended by its members, by other board members and members of our management, as well as those identified by any third-party search firms retained by it to assist in identifying and evaluating possible candidates. The nominating and corporate governance committee also considers recommendations for director candidates submitted by our shareholders. The nominating and corporate governance committee evaluates and recommends to the board of directors qualified candidates for election, re-election or appointment to the board, as applicable.

When evaluating director candidates, the nominating and corporate governance committee seeks to ensure that the board of directors has the requisite skills, experience and expertise and that its members consist of persons with appropriately diverse and independent backgrounds. The nominating and corporate governance committee considers all aspects of a candidate’s qualifications in the context of our needs, including: personal and professional integrity, ethics and values; experience and expertise as an officer in corporate management; diversity considerations; experience in the industry of any of our portfolio businesses and international business and familiarity with our operations; experience as a board member of another publicly traded company; practical and mature business judgment; the extent to which a candidate would fill a present need on the board of directors; and the other ongoing commitments and obligations of the candidate. The nominating and corporate governance committee does not have any minimum criteria for director candidates. Consideration of new director candidates will typically involve a series of internal discussions, review of information concerning candidates and interviews with selected candidates.

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

The members of our compensation committee are N. Scott Fine, Laurence N. Charney and Aviad Kaufman.

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

The members of our ESG committee are Arunava Sen, Cyril Pierre-Jean Ducau, Laurence N. Charney and Robert L. Rosen. Our ESG committee operates under a written charter.

Code of Ethics and Ethical Guidelines

Our board of directors has adopted a code of ethics that describes our commitment to, and requirements in connection with, ethical issues relevant to business practices and personal conduct.

D.	Employees

As of December 31, 2023, we and our consolidated subsidiaries employed 325 individuals, respectively, as follows:

Company	December 31, 2023
OPC(1)	319
Kenon	6
Total	325
________________________________________
(1)	This table includes CPV’s employees.

OPC

As of December 31, 2023, OPC employed 319 employees (including 150 CPV employees). For further information on OPC’s employees, see “Item 4.B Business Overview—Our Businesses—OPC—OPC’s Description of Operations—Employees.”

ZIM

As of December 31, 2023, ZIM employed 6,460 employees worldwide (including contract workers), including 860 employees based in Israel.

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

Interests of our Directors and our Employees

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to directors and certain members of its management under the Share Incentive Plan 2014 in 2023, with a value of $229 thousand.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 26, 2024, by each person or entity beneficially owning 5% or more of our ordinary shares, based upon the 52,776,671 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. The information set out below is based on public filings with the SEC as of March 26, 2024.

As of March 22, 2024, 52,775,030 of our shares (99.99%) were held by one holder of record in the United States, Cede & Co., as nominee for the Depository Trust Company, which indirectly holds our shares traded on the NYSE and the TASE. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States. Our remaining shares were held by 6 shareholders of record as of that date.

All of our ordinary shares have the same voting rights.

Beneficial Owner	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.(1)	32,497,569	61.6%
Gilad Altshuler(2)	3,475,486	6.6%
Directors and Senior Management (Executive Officers)	—	* (3)
______________________________________
(1)
Based solely on the Schedule 13-D/A (Amendment No. 5) filed by Ansonia Holdings Singapore B.V. with the SEC on July 7, 2021. A discretionary trust, in which Mr. Idan Ofer is the beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

(2)
Based solely on the Schedule 13-G/A filed by Gilad Altshuler with the SEC on February 12, 2024. According to the Schedule 13-G, the 3,475,486 ordinary shares consists of (i) 3,325,657 ordinary shares by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned, indirect subsidiary of Altshuler-Shaham Ltd., (ii) 143,829 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., also a majority-owned subsidiary of Altshuler-Shaham Ltd, and (iii) 6,000 ordinary shares held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham Ltd.

(3)	Owns less than 1% of Kenon’s ordinary shares.

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

We are party to related party transactions with certain of our affiliates. Set forth below is a summary of these transactions. For further information, see Note 27 to our financial statements included in this annual report.

OPC

Sales of Electricity and Gas

OPC-Rotem sells electricity through PPAs to some entities that are considered to be related parties, including the ORL Group which was considered a related party for a portion of 2023 but is no longer considered a related party during the year ended December 31, 2023.

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

ZIM

Vessels chartered-in from interested and related parties

ZIM has been chartering in vessels from corporations affiliated with Kenon and/or its controlling shareholders. Yair Caspi, Yoav Sebba and Barak Cohen, who serve on ZIM’s Board of Directors, also serve as either employees, officers or directors in Kenon or in other entities affiliated with Kenon. All such charters were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material impact on ZIM’s assets, liabilities or profits). The aggregate amount paid in connection with these charters during the year ended December 31, 2023 was $42.7 million.

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

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2024 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our Constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

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

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt or indemnify a director (to any extent) from any liability attaching in connection with any negligence, default, breach of duty or breach of trust in relation to Kenon will be void except as permitted under the Singapore Companies Act. Nevertheless, a director can be released by the shareholders of Kenon for breaches of duty to Kenon, except in the case of fraud, illegality, insolvency and oppression or disregard of minority interests.

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

Our Constitution provides that Kenon may by ordinary resolution of which special notice has been given, remove any director before the expiration of his period of office, notwithstanding anything in Constitution or in any agreement between Kenon and such director and appoint another person in place of the director so removed.

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

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting”. Two or more members (shareholders) holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

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

Quorum Requirements

Our Constitution provides that shareholders entitled to vote holding 33 and 1/3% of our issued and paid-up shares, present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting (i) (if not requisitioned by shareholders) may be adjourned for one week; and (ii) (if requisitioned by shareholders) shall be dissolved.

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

In cases where, inter alia, an officer is sued by Kenon, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably; (ii) the director acted honestly; and (iii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

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

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•      notwithstanding anything in our Constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of Kenon’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•      subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•      notwithstanding anything in our Constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

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

•      whether listed on a securities exchange (in Singapore or outside Singapore) or not, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•      whether listed (on an approved exchange in Singapore or any securities exchange outside Singapore) or not, make a purchase of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

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

There is however no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the transaction or proposed transaction with Kenon if the interest may properly be regarded as immaterial. Where the transaction or proposed transaction relates to any loan to Kenon, no disclosure need be made where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

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

U.S. Federal Income Tax Considerations

The following summarizes certain U.S. federal income tax considerations of owning and disposing of our ordinary shares. This summary applies only to U.S. Holders (defined below) that hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that have the U.S. Dollar as its functional currency.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect and that could affect the tax considerations described below. This summary does not purport to be a complete description of the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares, nor does it address the application of estate, gift or other non-income U.S. federal tax considerations or any state, local or foreign tax considerations. Moreover, this summary does not address all the tax considerations that may be relevant to holders of our ordinary shares in light of its particular circumstances, including any alternative minimum tax, the Medicare tax on certain investment income and special rules that apply to certain holders such as (but not limited to):

•	persons that are not U.S. Holders;

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	cooperatives;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	banks and other financial institutions;

•	broker-dealers;

•	pass-through entities;

•	persons that hold our ordinary shares through partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes);

•	persons that acquire our ordinary shares through any employee share option or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	investors that will hold our ordinary shares as part of a “hedge,” “straddle,” “conversion,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. Dollar; and

•	individuals who receive our ordinary shares upon the exercise of compensatory options or otherwise as compensation.

Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service, or IRS, regarding any matter discussed in this annual report, and counsel to Kenon has not rendered any opinion with respect to any of the U.S. federal income tax considerations relating to the transactions addressed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations set forth below.

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

•
a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust and (ii) has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and its partners should consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the discussion set forth below under “—Passive Foreign Investment Company,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares, including the amount of any non-U.S. taxes withheld from the distribution, will generally be includible in income as dividend income on the day on which the distribution is actually or constructively received by a U.S. Holder to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distribution, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and as capital gain to the extent it exceeds the U.S. Holder’s adjusted basis in our ordinary shares. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that aggregate amount of distributions will generally be treated as dividends for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

Distributions treated as dividends that are received by individuals and other non-corporate U.S. Holders from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on our ordinary shares should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The United States does not currently have a comprehensive income tax treaty with Singapore. However, the ordinary shares should be considered to be readily tradable on established securities markets in the United States if they are listed on the NYSE. As discussed below under “—Passive Foreign Investment Company,” however, although we believe that we were not a PFIC for the taxable year ended December 31, 2023, we likely were treated as a PFIC for the taxable year ended December 31, 2022 and could again be treated as a PFIC for foreseeable future taxable years. Therefore, dividends with respect to our ordinary shares may not qualify for the reduced rate. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For U.S. foreign tax credit purposes, dividends on our ordinary shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes and will generally constitute passive category income. The rules with respect to foreign tax credits are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in light of its particular circumstances.

Taxation of Dispositions of the Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize gain or loss upon the sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. Such gain or loss will generally be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, the U.S. Holder’s holding period in such ordinary shares exceeds one year. The deductibility of capital losses is subject to significant limitations.

For foreign tax credit purposes, any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss, as the case may be, which will generally limit the availability of foreign tax credits. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in light of its particular circumstances.

The amount realized on a sale or other taxable disposition of our ordinary shares in exchange for foreign currency will generally equal the U.S. Dollar value of the foreign currency at the spot exchange rate in effect on the date of sale or other taxable disposition or, if the ordinary shares are traded on an established securities market (such as the NYSE or the TASE), in the case of a cash method or electing accrual method U.S. Holder of our ordinary shares, the settlement date. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency will be foreign currency gain or loss, which is treated as ordinary income or loss and U.S. source income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

In general, a non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year is passive income or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” generally includes, among other items, dividends, interest and certain rents and royalties, and net gains from the sale or exchange of property that gives rise to such income. In addition, cash is generally categorized as a passive asset, and our goodwill and other unbooked intangibles will be taken into account and generally treated as passive or non-passive depending on the income such assets produce or are held to produce. Moreover, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

Based upon our current and projected income and assets (including unbooked goodwill), taking into account our proportionate share of the income and assets of other corporations in which we own, directly or indirectly, 25% or more (by value) of the stock, and the market price of our ordinary shares, we believe that we were not treated as a PFIC for the taxable year ended December 31, 2023. Although we believe that we were not a PFIC for the taxable year ended December 31, 2023, we were likely treated as a PFIC for the taxable year ended December 31, 2022. Additionally, depending upon the composition of our income and assets and the market price of our ordinary shares during 2024 and subsequent taxable years, we could again be classified as a PFIC for the taxable year ending December 31, 2024 and foreseeable future taxable years. Whether we are, or will be, classified as a PFIC, however, is a factual determination made annually that will depend, in part, upon composition of our income and assets in that year. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us being classified as a PFIC for the current or subsequent taxable years.

Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any subsidiary we own is also classified as a PFIC (a “Subsidiary PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such subsidiary for purposes of the application of the PFIC rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any subsidiary we own.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the holder holds our ordinary shares, even if we do not meet the threshold requirements for PFIC status for any such succeeding years. However, if we cease to meet the threshold requirements for PFIC status, provided that the U.S. Holder has not made a QEF Election or a Mark-to-Market Election, as described below, such holder may avoid some of the adverse effects of the PFIC rules described below by making a “deemed sale” election with respect to our ordinary shares held by such U.S. Holder. If such election is made, the U.S. Holder will be deemed to have sold our ordinary shares it holds on the last day of the last taxable year in which we were classified as a PFIC at its fair market value and any gain from such deemed sale will be taxed under the PFIC rules described below. After the deemed sale election, so long as we do not become classified as a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the PFIC rules described below with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ordinary shares. The rules dealing with deemed sale elections are complex. U.S. Holders of our ordinary shares should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be classified as a PFIC and such election becomes available.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ordinary shares, including annual reporting on IRS Form 8621 regarding distributions received on, and any gain realized on the disposition of, our ordinary shares. U.S. Holders should consult their tax advisors regarding our PFIC status and the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are, or become, classified as a PFIC, including the possibility of making a QEF Election, Mark-to-Market Election or deemed sale election.

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

If we are classified as a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our ordinary shares, the holder will generally be subject to the PFIC rules with respect to (i) any excess distribution that made to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of our ordinary shares. In addition, dividends paid in respect of our ordinary shares would not be eligible for the lower tax rate described under “—Taxation of Dividends and Other Distributions on the Ordinary Shares” above.

Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the taxable year of the excess distribution, or sale or other disposition, and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its ordinary shares begins will generally not be subject to the adverse PFIC rules discussed above with respect to its ordinary shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (i) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (ii) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although the QEF rules described above will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC Annual Information Statement from us for each year for which we are treated as a PFIC.  However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future, and we have not determined if we will provide U.S. Holders such information for any subsequent taxable year for which we may be treated as a PFIC.

If we do not provide the required information with regard to us or any of our Subsidiary PFICs for any taxable year, U.S. Holders will not be able to make or maintain a QEF Election for such entity and will continue to be subject to the PFIC rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a Mark-to-Market Election with respect to such stock. A Mark-to-Market Election may be made with respect to our ordinary shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our ordinary shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ordinary shares makes this election with respect to our ordinary shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are classified as a PFIC the excess, if any, of the fair market value of such ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of such ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. The U.S. Holder’s adjusted tax basis in our ordinary shares would be adjusted to reflect any income or loss resulting from the Mark-to-Market Election. If a U.S. Holder makes a Mark-to-Market Election in respect of our ordinary shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. In addition, any gain such U.S. Holder recognizes upon the sale or other taxable disposition of our ordinary shares in a year when we are classified as a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. In the case of a U.S. Holder who has held our ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously made a Mark-to-Market Election, and who is considering making a Mark-to-Market Election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Because a Mark-to-Market Election cannot technically be made for any Subsidiary PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Foreign Financial Asset Reporting

A U.S. Holder may be required to report information relating to an interest in our ordinary shares, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the U.S. Holder’s federal income tax return. A U.S. Holder may also be subject to significant penalties if the U.S. Holder is required to report such information and fails to do so. U.S. Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to ownership and disposition of our ordinary shares.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holder

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our chief executive officer and our chief financial officer. Our Code of Ethics is available on our website at www.kenon-holdings.com.

ITEM 16C.	Principal Accountant Fees and Services

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2023 and 2022.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2023 and 2022 for Kenon and its consolidated entities. The figures below have been updated from Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and in accordance with Section 14(a) of the Exchange Act.

	Year ended December 31,
	2023	2022
	(in thousands of USD)
Audit Fees(1)	5,030	3,960
Audit-Related Fees	2	2
Tax Fees(2)	180	314
Total	5,212	4,276
___________________________
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

In March 2023, Kenon announced a $50 million share repurchase plan. Repurchases under the share repurchase plan are subject to the authority of the share purchase authorization which was renewed by shareholders at the 2023 AGM and which will, continue in force until the earlier of the date of the 2024 AGM or the date by which the 2024 AGM is required by law to be held. At this meeting, we intend to seek authorization to renew such authorization. The plan has no expiration date. Kenon has purchased a total of 1.1 million shares for a total purchase price of approximately $28 million under the program. Our share repurchase plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the share repurchase plan.

The table below is a summary of our repurchases in 2023, which were all conducted in the open market pursuant to such share repurchase plan. From January 1, 2024 to the date of this annual report, no shares have been repurchased.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1 - 31, 2023
February 1 - 28, 2023
March 1 - 31, 2023				$50,000,000
April 1 - 30, 2023	96,187	$27.29	96,187	$47,374,943
May 1 - 31, 2023	143,876	$28.41	240,063	$43,287,235
June 1 - 30, 2023	305,521	$25.31	545,584	$35,553,697
July 1 - 31, 2023	275,800	$24.68	821,384	$28,747,399
August 1 - 31, 2023	120,404	$25.51	941,788	$25,676,202
September 1 - 30, 2023	22,725	$23.45	964,513	$25,143,213
October 1 - 31, 2023	92,468	$20.22	1,056,981	$23,273,305
November 1 - 30, 2023	71,587	$19.62	1,128,568	$21,868,789
December 1 - 31, 2023			1,128,568	$21,868,789

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

There are no significant differences between Kenon’s corporate governance practices and those followed by domestic companies under the listing standards of the NYSE.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

ITEM 16J.	Insider Trading Policies

Not applicable.

ITEM 16K.	Cybersecurity

The Company recognizes that the threat of cybersecurity breaches may create significant risks for the Company. Accordingly, the Company is committed to an ongoing and comprehensive program to protect all Company data, as well as data in our supply chain, from cybersecurity threats. As a foundation to this approach, Kenon maintains a comprehensive set of cybersecurity policies and standards. These policies and standards were developed in collaboration with a wide range of disciplines, such as information technology, cybersecurity, legal, compliance and business. The Company’s cybersecurity strategy and policies are regularly re-assessed to ensure they identify and proactively address the constant changes in the global threat environment. The Company’s decision makers are regularly kept up to date on cybersecurity trends, and ongoing collaboration with stakeholders throughout the business help ensure continued awareness and visibility of future needs.

Our cybersecurity program includes three key components: training and awareness, the implementation of sophisticated and protective technologies, and an incident response framework in the event of a cybersecurity incident. The Company also has in place policies and procedures governing the specific responsibilities at the employee, management, and board of directors levels to ensure cybersecurity risks are properly assessed, identified, reported, and managed on an ongoing basis. Among other requirements to adhere to as set forth in our cybersecurity policy, our employees must exercise professional judgment and care when storing intellectual property or other sensitive information on electric or computing devices, and are required to seek consent from management or directors when accessing or sharing confidential information. Management must ensure that our employees are provided with adequate resources and training to fully understand the guidelines and expectations for cybersecurity. Management may also assist with IT security investigations, document any violations of the policy or cybersecurity, and may engage our third-party IT representative if unaware of the best course of action in dealing with any IT-related matter. The Board of Directors are responsible for reviewing the policy periodically and to oversee the implementation of the measures to observe its effectiveness. The Board must also keep apprised of applicable legislation, regulations, and principles to guide the objectives set forth in our policy.

Cybersecurity risks and threats, including as a result of any previous cybersecurity incidents, have not materially impacted us to date. However, we recognize the evolving risks posed by cybersecurity risks and cannot provide any assurances that we will not be subject to a material cybersecurity incident in the future. See Item 3.D Risk Factors for a discussion of cybersecurity risks.

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1. See Exhibit 15.4 of this annual report on Form 20-F for the consolidated financial statements of ZIM, incorporated by reference in this annual report on Form 20-F.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1*	Kenon Holdings Ltd.’s Amended and Restated Constitution
2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millennium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Description of Securities registered under Section 12 of the Exchange Act (Incorporated by reference to Exhibit 2.3 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 30, 2020)

4.1
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) (1)

4.2
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.3
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co. Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co. Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.4
Sale and Purchase Agreement, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

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
15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2023 and 2022 and for each of the three years in the three-year period ended December 31, 2023 (Incorporated by reference to pages F-1-F-70 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No: 21759864), filed with the SEC on March 13, 2024)

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
_______________________________
*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2023 and 2022 and for the three years ended December 31, 2023

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2023 and 2022 and for the three years ended December 31, 2023

KPMG LLP 12 Marina View #15-01 Asia Square Tower 2 Singapore 018961	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kenon Holdings Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Kenon Holdings Ltd.
Independent auditors’ report
Year ended December 31, 2023

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

Impairment assessments of goodwill arising from CPV Group

As discussed in Notes 3.G and 13.C to the consolidated financial statements, the carrying amount of the cash generating unit (CGU) to which goodwill is allocated is reviewed at each reporting date for impairment. As of December 31, 2023, the Group’s goodwill assigned to the renewable energies segment arising from CPV Group amounted to $126 million (Renewable Energy CGU). The Company estimates the recoverable amount of the Renewable Energy CGU based on discounted expected future cash flows. An impairment loss is recognized if the carrying value of the Renewable Energy CGU exceeds its estimated recoverable amount.

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

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

We have served as the Company’s auditor since 2015.

Singapore
March 26, 2024

KPMG LLP 12 Marina View #15-01 Asia Square Tower 2 Singapore 018961	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Kenon Holdings Ltd.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 26, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

Kenon Holdings Ltd.
Independent auditors’ report
Year ended December 31, 2023

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

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
March 26, 2024

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2023 and 2022

		As at December 31,
		2023	2022
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	696,838	535,171
Short-term deposits and restricted cash	6	532	45,990
Trade receivables		67,994	73,900
Short-term derivative instruments		3,177	2,918
Other investments	7	215,797	344,780
Other current assets	8	111,703	58,956
Total current assets		1,096,041	1,061,715

Non-current assets
Investment in ZIM (associated company)	9	-	427,059
Investment in OPC’s associated companies	9	703,156	652,358
Long-term restricted cash		16,237	15,146
Long-term derivative instruments	28.D.1	14,178	16,077
Deferred taxes	24.C.2	15,862	6,382
Property, plant and equipment, net	12	1,714,825	1,222,421
Intangible assets, net	13	321,284	220,795
Long-term prepaid expenses and other non-current assets	14	52,342	23,323	*
Right-of-use assets, net	17	174,515	126,784	*
Total non-current assets		3,012,399	2,710,345

Total assets		4,108,440	3,772,060

* Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2023 and 2022, continued

		As at December 31,
		2023	2022
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	15	169,627	39,262
Trade and other payables	16	181,898	133,415
Short-term derivative instruments	28.D.1	2,311	889
Current tax liabilities		-	653
Deferred taxes	24.C.2	-	1,285
Current maturities of lease liabilities		4,963	17,474
Total current liabilities		358,799	192,978

Non-current liabilities
Long-term loans from banks and others	15	906,243	610,434
Debentures	15	454,163	513,375
Deferred taxes	24.C.2	136,590	97,800
Other non-current liabilities	16	109,882	41,388
Long-term derivative instruments		15,996	10
Long-term lease liabilities		56,543	20,157
Total non-current liabilities		1,679,417	1,283,164

Total liabilities		2,038,216	1,476,142

Equity	19
Share capital		50,134	50,134
Translation reserve		(3,658)	1,206
Capital reserve		69,792	42,553
Accumulated profit		1,087,041	1,504,592
Equity attributable to owners of the Company		1,203,309	1,598,485
Non-controlling interests		866,915	697,433
Total equity		2,070,224	2,295,918

Total liabilities and equity		4,108,440	3,772,060

____________________________ Cyril Pierre-Jean Ducau Chairman of Board of Directors	____________________________ Robert L. Rosen CEO	____________________________ Deepa Joseph CFO

Approval date of the consolidated financial statements: March 26, 2024

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
		2023	2022	2021
	Note	$ Thousands

Revenue	20	691,796	573,957	487,763
Cost of sales and services (excluding depreciation and amortization)	21	(494,312)	(417,261)	(336,298)
Depreciation and amortization		(78,025)	(56,853)	(53,116)
Gross profit		119,459	99,843	98,349
Selling, general and administrative expenses	22	(84,715)	(99,936)	(75,727)
Other income/(expense), net		7,819	2,918	(81)
Operating profit		42,563	2,825	22,541
Financing expenses	23	(66,333)	(50,397)	(144,295)
Financing income	23	39,361	44,686	2,934
Financing expenses, net		(26,972)	(5,711)	(141,361)

Losses related to Qoros	10	-	-	(251,483)
Losses related to ZIM	9.B.a	(860)	(727,650)	(204)
Share in (losses)/profit of associated companies, net
- ZIM	9.A.2	(266,046)	1,033,026	1,260,993
- OPC’s associated companies	9.A.2	65,566	85,149	(10,844)
(Loss)/profit before income taxes		(185,749)	387,639	879,642
Income tax expense	24	(25,199)	(37,980)	(4,325)
(Loss)/profit for the year		(210,948)	349,659	875,317

Attributable to:
Kenon’s shareholders		(235,978)	312,652	930,273
Non-controlling interests		25,030	37,007	(54,956)
(Loss)/profit for the year		(210,948)	349,659	875,317

Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):	25
Basic/diluted (loss)/profit per share		(4.42)	5.80	17.27

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2023, 2022 and 2021

	For the year ended December 31,
	2023	2022	2021
	$ Thousands

(Loss)/Profit for the year	(210,948)	349,659	875,317

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	(10,068)	(40,694)	17,489
Group’s share in other comprehensive income of associated companies	(15,905)	13,611	12,360
Effective portion of change in the fair value of cash-flow hedges	(11,027)	14,774	8,772
Change in fair value of other investments at FVOCI	6,773	(2,100)	-
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(1,433)	(1,043)	37,173
Change in fair value of derivatives financial instruments used to hedge cash flows transferred to the statement of profit & loss	(5,474)	(4,125)	(2,121)
Income taxes in respect of components of other comprehensive income	1,552	(2,658)	(423)
Total other comprehensive income for the year	(35,582)	(22,235)	73,250
Total comprehensive income for the year	(246,530)	327,424	948,567

Attributable to:
Kenon’s shareholders	(246,936)	290,985	969,862
Non-controlling interests	406	36,439	(21,295)
Total comprehensive income for the year	(246,530)	327,424	948,567

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023, 2022 and 2021

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total

		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2023		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	19.D	-	-	-	(150,365)	(150,365)	-	(150,365)
Share-based payment transactions		-	-	4,753	-	4,753	1,386	6,139
Own shares acquired	19.G	-	-	-	(28,130)	(28,130)	-	(28,130)
Total contributions by and distributions to owners		-	-	4,753	(178,495)	(173,742)	1,386	(172,356)

Changes in ownership interests in subsidiaries
Acquisition of shares of subsidiary from holders of rights not conferring control	11.A.2	-	-	25,502	-	25,502	103,812	129,314
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	63,878	63,878
Total changes in ownership interests in subsidiaries		-	-	25,502	-	25,502	167,690	193,192

Total comprehensive income for the year
Net (loss)/profit for the year		-	-	-	(235,978)	(235,978)	25,030	(210,948)
Other comprehensive income for the year, net of tax		-	(4,864)	(3,016)	(3,078)	(10,958)	(24,624)	(35,582)
Total comprehensive income for the year		-	(4,864)	(3,016)	(239,056)	(246,936)	406	(246,530)

Balance at December 31, 2023		50,134	(3,658)	69,792	1,087,041	1,203,309	866,915	2,070,224

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023, 2022 and 2021

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total

		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2022		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Cash distribution to owners of the Company	19.F	(552,316)	-	-	-	(552,316)	-	(552,316)
Share-based payment transactions		-		8,502		8,502	2,104	10,606
Total contributions by and distributions to owners		(552,316)	-	8,502	-	(543,814)	2,104	(541,710)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.7	-	-	-	57,585	57,585	135,567	193,152
Acquisition of subsidiary with non-controlling interest		-	-	41	-	41	-	41
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	36,725	36,725
Total changes in ownership interests in subsidiaries		-	-	41	57,585	57,626	172,292	229,918

Total comprehensive income for the year
Net profit for the year		-	-	-	312,652	312,652	37,007	349,659
Other comprehensive income for the year, net of tax		-	(24,474)	8,227	(5,420)	(21,667)	(568)	(22,235)
Total comprehensive income for the year		-	(24,474)	8,227	307,232	290,985	36,439	327,424

Balance at December 31, 2022		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023, 2022 and 2021

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total

		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2021		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	7,371	-	7,371	1,187	8,558
Dividends declared	19.D	-	-	-	(288,811)	(288,811)	(10,214)	(299,025)
Total contributions by and distributions to owners		-	-	7,371	(288,811)	(281,440)	(9,027)	(290,467)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.7	-	-	-	38,443	38,443	103,891	142,334
Non-controlling interests in respect of business combinations		-	-	-	-	-	6,769	6,769
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	197,075	197,075
Total changes in ownership interests in subsidiaries		-	-	-	38,443	38,443	307,735	346,178

Total comprehensive income for the year
Net profit for the year		-	-	-	930,273	930,273	(54,956)	875,317
Other comprehensive income for the year, net of tax		-	9,784	29,755	50	39,589	33,661	73,250
Total comprehensive income for the year		-	9,784	29,755	930,323	969,862	(21,295)	948,567

Balance at December 31, 2021		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
		2023	2022	2021
	Note	$ Thousands

Cash flows from operating activities
(Loss)/Profit for the year		(210,948)	349,659	875,317
Adjustments:
Depreciation and amortization		90,939	62,876	57,640
Financing expenses, net	23	26,972	5,711	141,361
Share in losses/(profit) of associated companies, net	9.A.2	200,480	(1,118,175)	(1,250,149)
Losses related to Qoros	10	-	-	251,483
Losses related to ZIM	9.B.a	860	727,650	204
Share-based payments		(1,547)	18,855	18,369
Other expenses, net		4,461	-	-
Income taxes		25,199	37,980	4,325
		136,416	84,556	98,550
Change in trade and other receivables		(2,932)	(28,819)	(1,171)
Change in trade and other payables		(9,514)	(10,100)	(429)
Cash generated from operating activities		123,970	45,637	96,950
Dividends received from associated companies, net		154,672	727,309	143,964
Income taxes paid, net		(1,854)	(1,565)	(385)
Net cash provided by operating activities		276,788	771,381	240,529

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
		2023	2022	2021
	Note	$ Thousands
Cash flows from investing activities
Short-term deposits and restricted cash, net		49,827	(46,266)	558,247
Short-term collaterals deposits, net		29,864	(19,180)	-
Investment in long-term deposits, net		154	12,750	51,692
Investments in associated companies, less cash acquired		(7,619)	(2,932)	(8,566)
Acquisition of subsidiary, less cash acquired	11.A.4	(327,108)	-	(659,169)
Acquisition of property, plant and equipment, intangible assets and payment of long-term advance deposits and prepaid expenses		(332,117)	(281,286)	(239,663)
Proceeds from sales of interest in ZIM	9.B.a.4	-	463,549	67,087
Proceeds from distribution from associated companies		3,000	4,444	46,729
Proceeds from sale of subsidiary, net of cash disposed off		2,000	-	-
Proceeds from sale of other investments		193,698	308,829	-
Purchase of other investments		(50,000)	(650,777)	-
Long-term loan to an associate		(23,950)	-	(5,000)
Reimbursement in respect of right-of-use asset		-	-	4,823
Interest received		27,968	6,082	269
Proceeds from/(payment of) transactions in derivatives, net		2,047	1,349	(5,635)
Payment of financial guarantee	10.6	-	-	(16,265)
Net cash used in investing activities		(432,236)	(203,438)	(205,451)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities		(167,769)	(55,762)	(562,016)
Short-term credit from banks and others, net		62,187	-	-
Proceeds from Veridis transaction	11.A.2	129,181	-	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	11.A.7	-	193,148	142,334
Investments from holders of non-controlling interests in equity of subsidiary		63,878	36,725	197,076
Tax Equity Investment	18.A.4.d	82,405	-	-
Receipt of long-term loans		391,447	102,331	343,126
Proceeds from/(payment of) derivative financial instruments, net		2,385	(923)	(13,933)
Repurchase of own shares		(28,130)	-	-
Costs paid in advance in respect of taking out of loans		(19,508)	(2,845)	(4,991)
Cash distribution and dividends paid	19.D, 19.F	(150,362)	(740,922)	(100,209)
Dividends paid to holders of non-controlling interests		-	-	(10,214)
Payment of early redemption commission with respect to the debentures	15.1.B	-	-	(75,820)
Proceeds from issuance of debentures, less issuance expenses	15.2	-	-	262,750
Interest paid		(41,135)	(25,428)	(31,523)
Net cash provided by/(used in) financing activities		324,579	(493,676)	146,580

Increase in cash and cash equivalents		169,131	74,267	181,658
Cash and cash equivalents at beginning of the year		535,171	474,544	286,184
Effect of exchange rate fluctuations on balances of cash and cash equivalents		(7,464)	(13,640)	6,702
Cash and cash equivalents at end of the year		696,838	535,171	474,544

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

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on March 26, 2024.

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

For additional information regarding measurement of these assets and liabilities – see Note 3 Material Accounting Policies.

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

The Group makes estimates with respect to allocation of excess consideration to tangible and intangible assets and to liabilities. The Group has considered the report from a qualified external valuer to establish the appropriate valuation techniques and inputs for this assessment. The valuation technique used for measuring the fair values of the material assets: property, plant and equipment, investment in associated companies, and intangible assets is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates. The respective discount rates are estimates and require judgment and minor changes to the discount rates could have had a significant effect on the Group’s evaluation of the transaction completion date fair values of the material assets. Refer to Note 11.A.1.1, Note 11.A.5 and Note 11.A.6 for further details.

In addition, in determining the depreciation rates of the tangible, intangible assets and liabilities, the Group estimates the expected life of the asset or liability.

2.	Long-term investment (Qoros)

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 10.3, as of December 31, 2020, the Group owned a 12% interest in Qoros. The long-term investment (Qoros) was a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option (as described in Note 10.2). The long-term investment (Qoros) was determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment (Qoros) took into account the underlying asset’s price volatility.

In April 2021, Quantum entered into an agreement to sell its remaining 12% equity interest in Qoros. As a result, Kenon accounted for the fair value of the long-term investment (Qoros) based on the present value of the expected cash flows. Refer to Note 10.5 for further details.

3.	Recoverable amount of cash-generating unit that includes goodwill

The calculation of the recoverable amount of cash-generating units to which goodwill balances are allocated is based, among other things, on the projected expected cash flows and discount rate. For further information, see Note 13.C and Note 13.D.

4.	Recoverable amount of cash-generating unit of investment in equity-accounted companies (ZIM)

The carrying amounts of investments in equity-accounted companies are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the investments is estimated. For further information, see Note 9.B.a.5.

E.	Israel Hamas War (“the War”)

On October 7, 2023, the War broke out in Israel. The War has led to consequences and restrictions that have affected the Israeli economy, which include, among other things, a decline in business activity, extensive recruitment of reservists, restrictions on gatherings in workplaces and public spaces, restrictions on the activity of the education system, which also includes a uncertainty as to the War’s impact on macroeconomic factors in Israel and on the financial position of the State of Israel, including potential adverse effects on the credit rating of the State of Israel and Israeli financial institutions.

There is a significant uncertainty as to the development of the War, its scope and duration. There is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital market. Therefore, at this stage, it is not possible to assess the effect that the War will have on OPC, nor is it possible to assess the magnitude of the War’s effect on OPC and its results of operations, if any, in the short and medium term.

Note 3 - Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted a few new standards which are effective from January 1, 2023, including those listed below. These new standards and amendments do not have a material effect on the Group’s consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2

The amendments require the disclosure of ‘material’, rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The Group has reviewed the accounting policies and made updates to the information disclosed below to be in line with the amendments.

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

Note 3 - Material Accounting Policies (Cont’d)

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

Note 3 - Material Accounting Policies (Cont’d)

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

C.	Financial Instruments

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

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at FVTPL:
-	The objective of the entity’s business model is to hold the financial asset to collect the contractual cash flows; and
-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Note 3 - Material Accounting Policies (Cont’d)

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

•	how the performance of the portfolio is evaluated and reported to the Group’s management;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•	how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

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

Note 3 - Material Accounting Policies (Cont’d)

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

Financial liabilities - Initial classification, subsequent measurement and gains and losses

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

Note 3 - Material Accounting Policies (Cont’d)

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

Note 3 - Material Accounting Policies (Cont’d)

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

Hedge accounting

As of December 31, 2023 and 2022, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

Hedges directly affected by interest rate benchmark reform

Phase 1 amendments: Prior to interest rate benchmark reform - when there is uncertainty arising from Interest rate benchmark reform

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

Note 3 - Material Accounting Policies (Cont’d)

Phase 2 amendments: Replacement of benchmark interest rates - when there is no longer uncertainty arising from interest rate benchmark reform

When the basis for determining the contractual cash flows of the hedged item or the hedging instrument changes as a result of interest rate benchmark reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by interest rate benchmark reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
-	the change is necessary as a direct consequence of the reform; and
-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis - i.e. the basis immediately before the change.

For this purpose, the hedge designation is amended only to make one or more of the following changes:
-	designating an alternative benchmark rate as the hedged risk;
-	updating the description of hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or
-	updating the description of the hedging instrument.

The Group amends the description of the hedging instrument only if the following conditions are met:
-	it makes a change required by interest rate benchmark reform by using an approach other than changing the basis for determining the contractual cash flows of the hedging instrument;
-	it chosen approach is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and
-	the original hedging instrument is not derecognized

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

Note 3 - Material Accounting Policies (Cont’d)

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

D.	Property, plant and equipment, net

(1)	Recognition and measurement

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

Note 3 - Material Accounting Policies (Cont’d)

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

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and land (*)	23 – 30
Power plants	23 – 40
Maintenance work	1.5 – 15 years
Back up diesel fuel	by consumption

* Freehold land is not depreciated.

E.	Intangible assets, net

(1)	Recognition and measurement

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

Note 3 - Material Accounting Policies (Cont’d)

F.	Leases

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

As a lessee

The Group recognizes right-of-use assets and lease liabilities for most leases - i.e. these leases are on-balance sheet. However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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

Depreciation of right-of-use asset

Subsequent to the commencement date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The depreciation is calculated on the “straight‑line” basis over the useful life or the contractual lease period - whichever is shorter.

Years
Land	19 – 49
Others	12 - 16

G.	Impairment of non-financial assets

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

Note 3 - Material Accounting Policies (Cont’d)

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

H.	Revenue recognition

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

Note 3 - Material Accounting Policies (Cont’d)

I.	Income taxes

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

Note 3 - Material Accounting Policies (Cont’d)

J.	Agreements with the tax equity partner

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

CPV Group entered into an agreement with an entity that has a federal tax liability in the USA (hereinafter - the “Tax Equity Partner”) for the purpose of financing the construction and operation of a photovoltaic project in the USA within a partnership owned and controlled by the Group (hereinafter - the “Project”). The project’s tax benefits include an Investment Tax Credit (“ITC”), and a proportionate share in the taxable income of the partnership (hereinafter - the “Tax Benefits”).

Future amounts that will be paid to the Tax Equity Partner out of the free cash flow for distribution constitute a financial liability, which is measured using an amortized cost model in accordance with the effective interest method. The tax credit is accounted for as a government grant, which is related to the acquisition of assets in accordance with the provisions of IAS 20. The Group opted to present the tax credit as a deferred income, under the other long-term liabilities line item, which will be amortized on a straight line basis over the useful life of the photovoltaic facilities. The amounts attributed to the Tax Equity Partner’s right to receive a proportionate share of the taxable income of the partnership are recognized as a non-financial liability, which is carried to profit and loss over a period of 5 years. Refer to Note 8, Note 16 and Note 18.4.d further information.

K.	Operating segment and geographic information

The Company’s CEO and CFO are considered to be the Group’s chief operating decision maker (“CODM”). As of December 31, 2023, based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments, which are OPC Power Plants, CPV Group, and ZIM. These segments are based on the different services offered in different geographical locations and also based on how they are managed.

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

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group’s consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining the information to be presented on a geographical basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

Note 3 - Material Accounting Policies (Cont’d)

L.	New standards and interpretations not yet adopted

A number of new standards and-- amendments to standards and interpretations are effective for annual periods beginning after January 1, 2023 and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

a)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
b)	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
c)	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
d)	Lack of Exchangeability (Amendments to IAS 21)

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment (Qoros)

See Note 28 Financial Instruments.

B.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as of the date of the report.

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

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2023	2022
	$ Thousands
Cash and cash equivalents in banks	537,478	361,580
Time deposits	159,360	173,591
	696,838	535,171

The Group held cash and cash equivalents which are of investment grade based on Standard and Poor’s Ratings.

Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2023	2022
	$ Thousands
Short-term deposits with bank and others	-	35,662
Short-term restricted cash	532	10,328
	532	45,990

The Group held short-term deposits and restricted cash which are of investment grade based on Standard and Poor’s Ratings.

Note 7 – Other Investments

	As at December 31,
	2023	2022
	$ Thousands
Debt investments - at FVOCI	215,797	344,780

The Group held debt investments at FVOCI which are of investment grade based on Standard and Poor’s Ratings and have stated interest rates of 0.25% to 7.625% (2022: 0.26% to 5.94%) with an average maturity of 2 years (2022: 2 years). These debt investments are expected to be realized within the next 12 months.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 28 Financial Instruments.

Note 8 – Other Current Assets

	As at December 31,
	2023	2022
	$ Thousands
Advances to suppliers	-	1,219
Prepaid expenses	12,909	10,004
Input tax receivable	8,291	4,660
Grant receivable (1)	74,522	-
Deposits in connection with projects under construction (2)	3,755	35,475
Others	12,226	7,598
	111,703	58,956

(1)	See Note 18.A.4.d for more information.
(2)
Collateral provided to secure a hedging agreement in CPV Valley amounting to $20 million and collaterals provided in connection with renewable energy projects under development in the United States amounting to $15 million in 2022 were released during the year.

Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

			CPV		CPV		CPV		CPV		CPV		CPV
	ZIM		Fairview		Maryland		Shore		Towantic		Valley		Three Rivers
	As at December 31,
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	$ Thousands
Principal place of business	International		US		US		US		US		US		US
Proportion of ownership interest	21%	21%	25%	25%	25%	25%	37.5%	37.5%	26%	26%	50%	50%	10%	10%

Current assets	2,571,400	4,271,600	44,500	98,942	46,586	73,985	54,014	92,808	74,591	86,698	48,015	59,191	52,425	32,626
Non-current assets	5,774,600	7,353,700	911,763	938,869	650,720	654,720	935,750	983,576	880,572	936,268	673,339	678,540	1,393,984	1,338,392
Current liabilities	(2,518,100)	(2,662,200)	(64,909)	(166,468)	(64,155)	(73,883)	(64,360)	(53,619)	(201,226)	(133,746)	(105,317)	(542,176)	(120,546)	(47,939)
Non-current liabilities	(3,369,900)	(3,067,200)	(344,274)	(400,309)	(314,069)	(320,518)	(645,995)	(649,860)	(222,946)	(490,610)	(371,771)	(6,450)	(711,571)	(820,943)
Total net assets	2,458,000	5,895,900	547,080	471,034	319,082	334,304	279,409	372,905	530,991	398,610	244,266	189,105	614,292	502,136

Group’s share of net assets	507,019	1,217,797	136,770	117,759	79,771	83,576	104,862	139,951	138,058	103,639	122,133	94,553	62,370	60,609
Adjustments:
Excess cost	150,884	138,071	79,018	80,414	(13,943)	(14,396)	(48,999)	(52,777)	26,561	26,615	(503)	(806)	8,368	8,379
Total impairment loss	(928,809)	(928,809)	-	-	-	-	-	-	-	-	-	-	-	-
Unrecognised losses*	270,906	-	-	-	-	-	-	-	-	-	-	-	-	-

Book value of investment	-	427,059	215,788	198,173	65,828	69,180	55,863	87,174	164,619	130,254	121,630	93,747	70,738	68,988

Investments in associated companies	-	427,059	215,788	198,173	65,828	69,180	55,863	87,174	164,619	130,254	121,630	93,747	70,738	68,988

As of December 31, 2023, the Group also has interests in a number of individually immaterial associates.

* As of December 31, 2023, additional share of losses of $271 million were unrecognized as the carrying amount of ZIM has been reduced to zero.

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

				CPV			CPV			CPV			CPV			CPV			CPV
	ZIM**			Fairview			Maryland			Shore			Towantic			Valley			Three Rivers
	For the year ended December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
	$ Thousands

Revenue	5,162,200	12,561,600	10,728,698	273,763	373,967	199,030	238,800	243,710	170,292	134,805	261,386	189,985	395,779	494,665	258,292	239,165	405,548	139,473	145,380	(2,722)	174

Loss/income*	(2,695,600)	4,619,400	4,640,305	106,110	98,907	9,666	23,956	33,249	5,420	(74,767)	6,853	16,247	163,651	47,436	18,520	32,527	69,138	(58,793)	603	(7,934)	(9,281)

Other comprehensive income *	12,300	(41,200)	(3,462)	(17,066)	15,730	11,192	(25,678)	6,419	10,983	(18,728)	16,301	7,779	(31,270)	22,616	11,140	22,637	1,178	3,710	(12,310)	53,814	19,361

Total comprehensive income	(2,683,300)	4,578,200	4,636,843	89,044	114,637	20,858	(1,722)	39,668	16,403	(93,495)	23,154	24,026	132,381	70,052	29,660	55,164	70,316	(55,083)	(11,707)	45,880	10,080

Kenon’s share of comprehensive income	(279,236)	1,023,567	1,258,913	22,261	28,659	5,214	(431)	9,917	4,101	(35,089)	8,690	9,017	34,419	18,214	7,711	27,582	35,158	(27,542)	(1,171)	4,588	1,008

Adjustments	13,190	558	1,116	(1,928)	(1,267)	(1,249)	453	458	2,354	3,777	3,554	3,644	(54)	(184)	50	301	413	681	(11)	-	-

Kenon’s share of comprehensive income presented in the books	(266,046)	1,024,125	1,260,029	20,333	27,392	3,965	22	10,375	6,455	(31,312)	12,244	12,661	34,365	18,030	7,761	27,883	35,571	(26,861)	(1,182)	4,588	1,008

*	Excludes portion attributable to non-controlling interest.

**	As of December 31, 2023, additional share of losses of $271 million were unrecognized as the carrying amount of ZIM has been reduced to zero.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1.
Financial position

As of December 31, 2023, ZIM’s total equity amounted to $2.5 billion (2022: $5.9 billion) and its working capital amounted to $53 million (2022: $1.6 billion). During the year ended December 31, 2023, ZIM recorded operating loss of $2.5 billion (2022: operating profit of $6.1 billion; 2021: operating profit of $5.8 billion) and net loss of $2.7 billion (2022: net profit of $4.6 billion; 2021: net profit of $4.6 billion).

		For the year ended
		December 31
		2023	2022	2021
	Note	$ Thousands	$ Thousands	$ Thousands
Gain on dilution from ZIM IPO	9.B.a.2	-	-	9,724
Loss on dilution from ZIM options exercised	9.B.a.3	(860)	(3,475)	(39,438)
Gain on sale of ZIM shares	9.B.a.4	-	204,634	29,510
(Impairment)/write back of ZIM investment	9.B.a.5	-	(928,809)	-
		(860)	(727,650)	(204)

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

3.
Exercise of ZIM options

In 2023, ZIM issued approximately 137 thousand (2022: 407 thousand; 2021: 5.2 million) shares as a result of options being exercised. As a result of the issuance, Kenon recognized a loss on dilution of approximately $1 million (2022: $3 million, 2021: $39 million) in its consolidated financial statements.

4.
Sales of ZIM shares

Between September and November 2021, Kenon sold approximately 1.2 million ZIM shares at an average price of $58 per share for a total consideration of approximately $67 million. As a result, Kenon recognized a gain on sale of approximately $30 million in its consolidated financial statements. As of December 31, 2021, as a result of the sales of ZIM shares and the issuance of new shares described in Note 9.B.a.3, Kenon’s interest in ZIM reduced from 28% to 26%.

In March 2022, Kenon sold approximately 6 million ZIM shares at an average price of $77 per share for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements. As of December 31, 2023 and 2022, as a result of the sales of ZIM shares and the issuance of new shares described in Note 9.B.a.3, Kenon’s interest in ZIM reduced from 26% to 21%.

Note 9 – Investment in Associated Companies (Cont’d)

5.
Impairment assessment

For the purposes of Kenon’s impairment assessment of its investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”).

Year Ended December 31, 2023

As of December 31, 2023, the carrying amount of ZIM has been reduced to zero after taking into account the equity accounted losses of ZIM and therefore, no assessment of further impairment of ZIM was necessary. Further, as of December 31, 2023, Kenon did not identify any objective evidence that the previously recognized impairment loss no longer exists or the previously assessed impairment amount may have decreased, and therefore, in accordance with IAS 36, no reversal of impairment was recognized.

Year Ended December 31, 2022

Kenon identified indicators of impairment in accordance with IAS 28 as a result of a significant decrease in ZIM’s market capitalization towards the end of 2022. Therefore, the carrying value of Kenon’s investment in ZIM was tested for impairment in accordance with IAS 36.

Kenon assessed the fair value of ZIM to be its market value as of December 31, 2022 and also assessed that, based solely on publicly available information within the current volatile shipping industry, no reasonable VIU calculation could be performed. As a result, Kenon concluded that the recoverable amount of its investment in ZIM is the market value. ZIM is accounted for as an individual share making up the investment and therefore no premium is added to the fair value of ZIM. Kenon measures the recoverable amount based on FVLCOD, measured at Level 1 fair value measurement under IFRS 13.

Given that market value is below carrying value Kenon recognized an impairment of $929 million.

Year Ended December 31, 2021

Kenon did not identify any objective evidence that its net investment in ZIM was impaired as of 31 December 31, 2021 and therefore, in accordance with IAS 28, no assessment of the recoverable amount of ZIM was performed.

C.	OPC’s associated companies

			Ownership interest as at December 31
	Note	Main location of company’s activities	2023	2022
CPV Valley Holdings, LLC	9.C.1	New York	50%	50%
CPV, Three Rivers, LLC		Illinois	10%	10%
CPV Fairview, LLC		Pennsylvania	25%	25%
CPV Maryland, LLC		Maryland	25%	25%
CPV Shore Holdings, LLC		New Jersey	38%	38%
CPV Towantic, LLC		Connecticut	26%	26%

1.
CPV Valley Holdings, LLC (“CPV Valley”)

CPV Valley’s financial statements as of December 31, 2022 included a disclosure of circumstances related to CPV Valley’s ability to repay its liabilities under its credit agreement of over $400 million at the repayment date of the liabilities, i.e. June 30, 2023.

During 2023, CPV Valley’s financing agreement was amended and extended to May 31, 2026. On the signing date of the new financing agreement, CPV Valley repaid $55 million of the financing arrangement, of which shareholders’ loans of $17 million were extended to CPV Valley from OPC. Subsequently, the total loan amount under the new financing agreement is $415 million.

Note 10 – Long-term investment (Qoros)

		For the year ended December 31,
		2023	2022	2021
	Note	$ Thousands
Fair value loss on remaining 12% interest in Qoros	10.3, 10.5	-	-	(235,218)
Payment of financial guarantee	10.6	-	-	(16,265)
		-	-	(251,483)

1.
As of December 31, 2023, the Group holds a 12% (2022: 12%) equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% (2022: 25%) equity interest and the remaining 63% (2022: 63%) interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

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

In the fourth quarter of 2021, Kenon started arbitration proceedings against the New Qoros Investor for breach of the agreement and Kenon also started litigation proceedings against the New Qoros Investor with regards to the New Qoros Investor’s obligations to Kenon’s pledged shares in relation to Qoros’ RMB 1.2 billion loan (as described below). As of December 31, 2023, the court proceedings are still ongoing.

As a result of the payment delay, Quantum had exercised the Put Option it has to sell its remaining shares to the New Qoros Investor.

5.
Fair value assessment

In September 2021, in light of the events described above, Kenon performed an assessment of the fair value of the long-term investment (Qoros) under IFRS 13 Fair value measurement. Kenon concluded that the fair value of the long-term investment (Qoros) is zero. Therefore, in 2021 Kenon recognized a fair value loss of $235 million in its consolidated financial statements for the year ended 2021. There were no significant changes in circumstances in 2023 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

Note 10 – Long-term investment (Qoros) (Cont’d)

6.
Financial Guarantees Provision and Releases

Following completion of the transaction in 2019 as described in Note 10.3, the New Qoros Investor assumed its proportionate obligations with respect to the Qoros loans. As a result of this and repayments by Qoros in relation to its loans, Chery’s obligations under the loan guarantees were reduced. As of December 31, 2020, Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $16 million.

In the fourth quarter of 2021, Chery paid the full amount of its guarantee obligations. Kenon paid $16 million to Chery and recognized a corresponding $16 million expense in its consolidated statements of profit and loss. Following this payment, Kenon does not have any remaining guarantee obligations with respect to Qoros debt.

As of December 31, 2023, Kenon has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. The New Qoros Investor was required to assume its pro rata share of pledge obligations. It has not yet provided all such pledges but has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum’s pledge obligations.

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

Material subsidiaries

Set forth below are details regarding OPC’s material subsidiaries:

			Ownership interest as at December 31
	Note	Main location of company's activities	2023	2022
OPC Power Plants Ltd.	11.A.1	Israel	80%	100%
OPC Holdings Israel Ltd.	11.A.2	Israel	80%	-
CPV Group LP	11.A.3	USA	70%	70%

1.	OPC Power Plants Ltd. (“OPC Power Plants”)

OPC Power Plants, directly holds most of OPC’s businesses in Israel, such as OPC Rotem Ltd. (“OPC Rotem”), OPC Hadera Ltd. (“OPC Hadera”), Tzomet Energy Ltd. (“OPC Tzomet”), OPC Sorek 2 Ltd. (“OPC Sorek 2”) and OPC Gat Power Plant (“Gat Partnership”). These businesses are mainly engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy.

Note 11 – Subsidiaries (Cont’d)

1.1
OPC Gat Power Plant (“Gat Partnership”)

On March 30, 2023, the transaction between OPC Power Plants, together with Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (the “Seller”) for purchase of the rights in a power plant located in Kiryat Gat Industrial Zone (“Gat Partnership”) was completed, and all rights in the Gat Partnership were transferred to OPC.

The transaction was completed for a consideration of NIS 870 million (approximately $242 million), after adjustments to working capital. Consideration of NIS 270 million (approximately $75 million) were paid to acquire all the rights in the Gat Partnership, and consideration of NIS 303 million (approximately $84 million) were used to repay the shareholders’ loan. The remaining consideration of NIS 300 million (approximately $83 million) represents a deferred consideration that was paid in 2023.

Determination of provisional fair value of identified assets and liabilities

The acquisition of the Gat Partnership was accounted for according to the provisions of IFRS 3 - “Business Combinations”. On the Transaction Completion Date, OPC included the net assets of the Gat Partnership in accordance with their fair value.

As of the approval date of the financial statements, OPC has yet to complete the attribution of acquisition cost to the identifiable assets and liabilities. As a result, some of the fair value data are provisional and there may be changes that will affect the data included below. Set forth below is the fair value of the identifiable assets and liabilities acquired (according to provisional amounts):

$ Million
Cash and cash equivalents	1
Trade and other receivables	6
Property, plant, and equipment - facilities and electricity generation and supply license (1)	172
Property, plant, and equipment - land owned by the Gat Partnership (2)	23
Trade and other payables	(7)
Loans from former right holders (3)	(84)
Deferred tax liabilities	(19)
Identifiable assets, net	92
Goodwill (4)	61
Total consideration (5)	153

(1)
The Group applied IFRS 3 and allocate the fair value of the facilities and the electricity supply license to a single asset. The fair value was determined by an independent appraiser using the income approach, the MultiPeriod Excess Earning Method. The valuation methodology included several key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 8%-8.75%. The said assets are amortized over 27 years from the acquisition date, considering an expected residual value at the end of the assets’ useful life.

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique (the discount rate used is 8%).
(3)	The loans were repaid immediately after the acquisition date.
(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Partnership and the Rotem Power Plant.
(5)	The consideration includes a cash payment of NIS 270 million (approximately $75 million) plus deferred consideration, whose present value is estimated at NIS 285 million (approximately $79 million).

The aggregate cash flows that were used by the Group as a result of the acquisition transaction:

$ Million
Cash and other cash equivalents paid (excluding consideration used to repay shareholders’ loan)	152
Cash and other cash equivalents acquired	(1)
151

Note 11 – Subsidiaries (Cont’d)

2.
OPC Holdings Israel Ltd. (“OPC Holdings Israel”)

In May 2022, OPC had entered into an agreement with Veridis Power Plants (“Veridis”) to form OPC Holdings Israel Ltd. (“OPC Holdings Israel”), which will hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”).

Upon completion of the Veridis Transaction in 2023, OPC transferred to OPC Holdings Israel, among other things, its 80% interest in OPC Rotem, its interest in Gnrgy Ltd., as well as other operations in Israel including OPC Hadera, OPC Tzomet, OPC Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities, and Veridis transferred its 20% interests in OPC Rotem to OPC Holdings Israel. In addition, Veridis invested approximately NIS 452 million (approximately $129 million) in cash in OPC Holdings Israel (after adjustments to the original transaction amount which totaled NIS 425 million (approximately $125 million)), of which approximately NIS 400 million (approximately $118 million) was used by OPC Rotem to repay a portion of the shareholders’ loans provided to OPC Rotem in 2021 by OPC and Veridis.

As a result of the Veridis Transaction, OPC holds 80% and Veridis holds the remaining 20% of OPC Holdings Israel, which holds 100% of the business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC.

The Veridis transaction is accounted for in accordance with the provisions of IFRS 10 – “Consolidated Financial Statements”. Accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests were recognized in capital reserve from transactions with non-controlling interests.

3.
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

4.
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

Note 11 – Subsidiaries (Cont’d)

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

In 2023, OPC and non-controlling interests made equity investments in the partnership OPC Power Ventures LP (both directly and indirectly) of NIS 565 million (approximately $150 million), and extended NIS 175 million (approximately $45 million) in loans, based on their stake in the partnership. In September 2023, after utilizing the entire investment commitment and shareholder loans in July 2023, the facility was increased by $100 million (OPC’s share in the facility is $70 million).

5.
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

6.
Acquisition of Mountain Wind Power Plant

In January 2023, CPV Group through its 100% owned subsidiary entered into an agreement to acquire all rights in four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of 81.5 MW.

On April 5, 2023, the transaction was completed and CPV Group received all rights in the Mountain Wind Project for consideration of $175 million.

Note 11 – Subsidiaries (Cont’d)

Determination of fair value of identified assets and liabilities

The acquisition of the Mountain Wind Project was accounted for according to the provisions of IFRS 3 - “Business Combinations”. On the Transaction Completion Date, OPC included the net assets of the Mountain Wind Project in accordance with their fair value.

Set forth below is the fair value of the identifiable assets and liabilities acquired:

$ Million
Trade and other receivables	4
Property, plant, and equipment (1)	127
Intangible assets (1)	26
Trade and other payables	(1)
Liabilities in respect of evacuation and removal	(2)
Identifiable assets, net	154
Goodwill (2)	21
Total consideration	175

(1)
The fair value was determined using the discounted cash flow method. The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 5.75% - 6.25%. Intangible assets are amortized over 13 to 17 years, and property, plant, and equipment items are depreciated over 20 to 29 years.

(2)
The goodwill in the transaction reflects the business potential of the Group’s entry into the renewable energies market in New England, USA. CPV Group expects that the entire amount of the goodwill will be deductible for tax purposes.

7.	Issuances of new shares by OPC

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

Note 11 – Subsidiaries (Cont’d)

8.	Rights issuance

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

In October 2021, Kenon exercised rights for the purchase of approximately 8 million shares for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights. As a result, Kenon then held approximately 58.8% of the outstanding shares of OPC. Accordingly, the Group recognized $41 million in non-controlling interests and $60 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

Following completion of the share issuance as described in Note 11.7 and the above rights issuances in 2021, Kenon registered a decrease in equity interest in OPC from 59% to 55%. Accordingly, the Group recognized $104 million in non-controlling interests and $38 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

9.	Dividends

Following the growth strategy adopted by OPC and the expansion of operation targets in recent years, taking into account OPC’s financial strength, from March 2024, OPC’s dividend distribution policy will be suspended for two years. After the said suspension period, the Board of Directors will discuss the possible resumption of the dividend distribution policy and its applicability to the circumstances, if any.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2023, 2022 and 2021 that has material NCI:

	As at and for the year ended December 31,
	2023	2022	2021
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	59.88%	56.20%	53.14%
Current assets	460,810	419,636	346,380
Non-current assets	3,018,434	2,289,101	2,141,744
Current liabilities	(353,735)	(184,418)	(230,518)
Non-current liabilities	(1,679,847)	(1,283,445)	(1,341,962)
Net assets	1,445,662	1,240,874	915,644
Carrying amount of NCI	865,676	697,433	486,598

Revenue	691,796	573,957	487,763
Profit/(loss) after tax	46,955	65,352	(93,898)
Other comprehensive income	(38,017)	(11,249)	74,219
Profit/(loss) attributable to NCI	25,030	37,007	(54,022)
OCI attributable to NCI	(24,624)	(568)	33,661
Cash flows from operating activities	134,973	62,538	119,264
Cash flows used in investing activities	(594,303)	(328,610)	(256,200)
Cash flows from financing activites excluding dividends paid to NCI	503,245	285,898	311,160
Dividends paid to NCI	-	-	(10,214)
Effect of changes in the exchange rate on cash and cash equivalents	(7,435)	(13,545)	6,717
Net increase/(decrease) in cash and cash equivalents	36,480	6,281	170,727

* The NCI percentage represents the effective NCI of the Group

Note 12 – Property, Plant and Equipment, Net

A.	Composition

	Roads, buildings and leasehold improvements	Facilities, machinery and equipment	Wind turbines	Office furniture and equipment	Assets under construction	Other	Total
	$ Thousands
Cost
Balance at January 1, 2022	83,956	792,275	29,844	414	409,780	48,142	1,364,411
Additions	3,442	18,657	191	(8)	185,938	46,025	254,245
Disposals	(160)	(13,007)	(43)	-	(1,969)	(12,769)	(27,948)
Reclassification	-	-	-	-	3	(3)	-
Differences in translation reserves	(9,633)	(75,558)	-	-	(41,164)	(6,016)	(132,371)

Balance at December 31, 2022	77,605	722,367	29,992	406	552,588	75,379	1,458,337
Additions	2,915	3,977	-	5	269,502	34,800	311,199
Disposals	(590)	(3,841)	-	-	(11,235)	(39,960)	(55,626)
Reclassification	9,316	334,132	160,666	-	(504,114)	-	-
Acquisitions through business combination	23,667	159,036	126,200	-	-	6,307	315,210
Differences in translation reserves	(1,584)	(13,265)	-	-	(16,371)	(1,308)	(32,528)

Balance at December 31, 2023	111,329	1,202,406	316,858	411	290,370	75,218	1,996,592

Accumulated depreciation
Balance at January 1, 2022	18,148	219,637	563	243	-	-	238,591
Additions	3,864	37,057	1,109	80	-	-	42,110
Disposals	(10)	(13,007)	(21)	(8)	-	-	(13,046)
Differences in translation reserves	(3,557)	(28,182)	-	-	-	-	(31,739)

Balance at December 31, 2022	18,445	215,505	1,651	315	-	-	235,916
Additions	3,993	47,661	5,007	81	-	-	56,742
Disposals	(235)	(4,426)	-	-	-	-	(4,661)
Differences in translation reserves	(471)	(5,759)	-	-	-	-	(6,230)

Balance at December 31, 2023	21,732	252,981	6,658	396	-	-	281,767

Carrying amounts
At January 1, 2022	65,808	572,638	29,281	171	409,780	48,142	1,125,820
At December 31, 2022	59,160	506,862	28,341	91	552,588	75,379	1,222,421
At December 31, 2023	89,597	949,425	310,200	15	290,370	75,218	1,714,825

Note 12 – Property, Plant and Equipment, Net (Cont’d)

B.	The amount of borrowing costs capitalized in 2023 was approximately $22 million (2022: $16 million).

C.	Fixed assets purchased on credit in 2023 was approximately $31 million (2022: $47 million).

D.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2023	2022
	$ Thousands
Depreciation and amortization included in gross profit	78,025	56,853
Depreciation and amortization charged to selling, general and administrative expenses	12,914	6,023
Depreciation and amortization from continuing operations	90,939	62,876

Note 13 – Intangible Assets, Net

A.	Composition:

	Goodwill*	PPA**	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2022	140,212	110,446	7,470	258,128
Additions	-	-	10,799	10,799
Translation differences	(1,599)	-	(1,316)	(2,915)

Balance as at December 31, 2022	138,613	110,446	16,953	266,012
Additions	-	-	13,738	13,738
Acquisitions through business combination	80,761	25,968	-	106,729
Impairment	(6,196)	-	-	(6,196)
Translation differences	559	-	(225)	334

Balance as at December 31, 2023	213,737	136,414	30,466	380,617

Amortization
Balance as at January 1, 2022	21,455	10,947	1,444	33,846
Amortization for the year	-	10,569	991	11,560
Translation differences	-	-	(189)	(189)

Balance as at December 31, 2022	21,455	21,516	2,246	45,217
Amortization for the year	-	11,115	3,036	14,151
Translation differences	-	-	(35)	(35)

Balance as at December 31, 2023	21,455	32,631	5,247	59,333

Carrying value
As at January 1, 2022	118,757	99,499	6,026	224,282
As at December 31, 2022	117,158	88,930	14,707	220,795
As at December 31, 2023	192,282	103,783	25,219	321,284

*	Relates mainly to goodwill arising from the acquisition of CPV Group of $105 million and Gat Power Plants of $61 million. Refer to Note 11.A.5 for further information.
** Relates to the power purchase agreement from the acquisition of CPV Keenan, which is part of the CPV Group.

Note 13 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2023	2022
	$ Thousands
Intangible assets with a finite useful life	128,998	103,637
Intangible assets with an indefinite useful life or not yet available for use	192,286	117,158
	321,284	220,795

C.	Impairment testing of goodwill arising from CPV Group

As part of the acquisition of the CPV Group as described in Note 11.A.5, on the acquisition date, OPC recognized goodwill of $105 million, which reflects the future growth potential of the CPV Group’s operations. In 2022, OPC reallocated the goodwill to the renewable energies segment in the United States, since it believes that this allocation reflects fairly the nature of the goodwill that had arisen from the acquisition., especially through renewable energy, which OPC recognizes as a cash-generating unit. In 2023, subsequent to the acquisition of mountain wind power plant as detailed in Note 11.6, the goodwill assigned to the renewable energies segment in the United States has been increased to $126 million.

OPC conducted an impairment test as of December 31, 2023 for the goodwill recognized as part of the acquisition of CPV Group as well as acquisition of Mountain Wind Power Plant as detailed in Note 11.6. OPC has considered the report from a qualified external valuer regarding the recoverable amount of the cash-generating unit based on FVLCOD, estimated by an independent external appraiser. Projects under commercial operation and projects under construction were estimated by discounting expected future cash flows before tax by applying the discount rate, which is represented by the weighted average cost of capital (“WACC”) after tax. Projects under development were estimated at cost.

Below are the main assumptions used in the valuation:

1.
Forecast years - represents the period spanning from January 1, 2024 to December 31, 2054, based on the estimate of the economic life of the power plants and their value as at the end of the forecast period.

2.
Market prices and capacity - market prices (electricity, capacity, RECs, etc.) are based on PPAs and market forecasts received from external and independent information sources, taking into account the relevant area and market for each project and the relevant regulation.

3.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction (ITC or production tax credit, as applicable).
4.	The annual long-term inflation rate of 2.2% equals the derived 10-year inflation rate as of the estimate date.
5.	The WACC - calculated for each material project separately, and ranges between 6% (project with PPAs for sale of the entire capacity) and 7.25%.

OPC used a relevant discount rate reflecting the specific risks associated with the future cash flow of a cash-generating unit.

As of December 31, 2023, the recoverable amount of the cash-generating unit of the CPV Group, which is relating to the renewable energies segment in the United States exceeds its book value and therefore, no impairment has been recognized. The fair value measurement was classified at Level 3 due to the use of input that is not based on observable market inputs in the assessment model.

As of the report date, in accordance with management’s assessments regarding future industry trends, which are based on external and internal sources, OPC has not identified any key assumptions in which possible likely changes may occur, which would cause the CPV Group’s recoverable amount to decrease below its carrying amount.

D.	Impairment testing of goodwill arising from Gat Power Plant

As of December 31, 2023, goodwill of $61 million, which arose as part of the acquisition of the Gat Power Plant reflects the synergy between the activities of the power plants in Israel, whose business model is based on sale to private customers (OPC Rotem, OPC Hadera and Gat Power Plant).

The annual impairment testing of goodwill as of December 31, 2023, was carried out at the level of the cash-generating unit comprising the three power plants (hereinafter - the “Cash-Generating Unit”), since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes.

Note 13 – Intangible Assets, Net (Cont’d)

The recoverable amount of the Cash-Generating Unit is determined as follows:

1.	For the OPC Rotem Power Plant - based on fair value less cost to sell
2.	For the OPC Hadera and Gat Power Plant - according to their carrying amounts

Set forth below are the key assumptions used in determining OPC Rotem’s fair value:
1.	EBITDA for 2023 at of NIS 391 million (approximately $108 million)
2.	An EV/EBITDA multiple of 11.4, based on the OPC’s experience in transactions carried out in the Israeli market in the field of power plants.

The fair value measurement was classified at Level 3 due to the use of significant input that is not based on observable market inputs in the valuation model.

As of December 31, 2023, the recoverable amount of the Cash-Generating Unit exceeds its book value and therefore, no impairment has been recognized. OPC determines that a potential reasonable change in the key assumptions used in determining the recoverable amount of the Cash-Generating Unit as of December 31, 2023, would not have caused a material impairment loss.

Note 14 – Long-Term Prepaid Expenses and Other Non-Current Assets

	As at December 31,
	2023	2022
	$ Thousands
Deferred expenses, net (1)	7,786	5,349	*
Loan to associated company (2)	30,138	5,100
Contract costs	6,347	4,337
Other non-current assets	8,071	8,537
	52,342	23,323	*

* Reclassified

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.
(2)	Mainly relates to loan to CPV Valley with SOFR-based interest plus a weighted average interest margin of approximately 5.75%, with the final repayment date on May 31, 2026.

Note 15 – Loans and Debentures

The following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 28, in connection with financial instruments.

	As at December 31
	2023	2022
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	107,739	26,113
Non-convertible debentures	52,980	9,497
Others	8,908	3,652
	169,627	39,262

Non-current liabilities
Loans from banks and others	906,243	610,434
Non-convertible debentures	454,163	513,375
	1,360,406	1,123,809

Total	1,530,033	1,163,071

Note 15 – Loans and Debentures (Cont’d)

A.1	Classification based on currencies and interest rates

	As at December 31,
	2023	2022
	$ Thousands
Debentures (1)
In shekels(1)	507,143	522,872

Loans from banks and others (2)
In shekels	1,022,890	640,199

	1,530,033	1,163,071

1.	Annual interest rates between 2.5% to 2.75%.
2.
Hadera: Annual interest between 2.4% to 3.9% (for the linked loans) and between 3.6% to 5.4% (for the unlinked loans); Tzomet: Annual interest of prime plus 0.55%; and Gat: Annual interest of prime interest plus spread between 0.4% to 0.9%.

As of December 31, 2023 and 2022, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

A.2	Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2023	516,195	124,152	526,771	(16,087)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	2,385
Receipt of loans	405,460	30,357	-	-
Repayment of debentures and loans	(123,237)	(33,389)	(8,451)	-
Interest paid	(30,270)	(593)	(6,133)	-

Net cash provided by/(used in) financing activities	251,953	(3,625)	(14,584)	2,385

Effect of changes in foreign currency exchange rates	(533)	2,218	-	(241)
Interest and CPI expenses	51,180	7,179	21,658	(3,027)
Changes in fair value, application of hedge accounting and other	10,179	(463)	(7,061)	2,065
Business combination	83,385	-	-	-

Balance as at December 31, 2023	912,359	129,461	526,784	(14,905)

Note 15 – Loans and Debentures (Cont’d)

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2022	488,455	139,838	586,600	(8,305)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	(923)
Receipt of loans	88,651	13,680	-	-
Repayment of debentures and loans	(21,601)	(25,617)	(5,972)	-
Interest paid	(11,058)	(2,094)	(11,889)	-
Prepaid costs for loans taken	(2,845)	-	-	-

Net cash provided by/(used in) financing activities	53,147	(14,031)	(17,861)	(923)

Effect of changes in foreign currency exchange rates	(51,435)	(8,419)	(68,696)	967
Interest and CPI expenses	27,444	6,764	26,728	-
Changes in fair value, application of hedge accounting and other	(1,416)	-	-	(7,826)

Balance as at December 31, 2022	516,195	124,152	526,771	(16,087)

1.	Long-term loans from banks and others

A.	Gat Financing Agreement

In March 2023, the Gat Partnership and Bank Leumi le-Israel B.M. (“Bank Leumi”) signed a financing agreement for a senior debt (project financing) to finance the construction of the Gat Power Plant. As part of the financing agreement, Bank Leumi advanced to the Gat Partnership a long-term loan at the total amount of NIS 450 million (approximately $128 million). The loan will be repaid in quarterly installments, starting from September 25, 2023, and the final repayment date is May 10, 2039 (subject to the stipulated early repayment provisions).

The loan will bear an annual interest equal to the Prime interest adjusted by a spread ranging from 0.4% to 0.9% per annum. The Gat Financing Agreement contains provisions on converting the interest on the said loan from a variable interest to a fixed and unlinked interest. The loan will bear the unlinked government bond interest, as defined in the agreement, adjusted by a 2.05% to 2.55% spread.

To secure the Gat Financing Agreement, there are collateral on all of the Gat Partnership’s assets and rights in it, including the real estate, bank accounts, insurances, the Gat Partnership’s assets and rights in connection with the Project Agreements (as defined in the agreement). In addition, a lien was placed on the rights of the entities holding the Gat Partnership. On the Completion Date, OPC and Veridis, each in accordance with its proportionate (indirect) share in the Gat Partnership, as well as OPC Power Plants, made a guarantee to pay all principal and accrued interest payments, in connection with the completion of the registration of the collateral and the payment of the deferred consideration balance under the circumstances and subject to the terms set in the said letter of guarantee.

Distributions by the Gat Partnership is subject to a number of conditions described in the said loan agreement, including, among other things: compliance with the following financial covenants: Historic debt service coverage ratio (“DSCR”) and Average Projected DSCR and loan life coverage ratio at a minimal rate of 1.15, a first quarterly principal and interest payment will be made, the provisions of the agreement will be complied with, and no more than four distributions will be carried out in a 12-month period.

Note 15 – Loans and Debentures (Cont’d)

In March 2023, the Gat Partnership, the entities holding the Gat Partnership, including OPC Power Plants, and Bank Leumi signed an equity subscription agreement, under which the said entities and OPC Power Plants made certain undertakings (debt service and equity capital requirements, guarantees, meeting certain financial covenants) toward Bank Leumi in connection with the Gat Partnership's activity.

B.	OPC Rotem financing agreement

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

In proportion to their interests in OPC Rotem, OPC and Veridis extended to OPC Rotem loans for the financing of the early repayment of amounts NIS 904 million (approximately $291 million) and NIS 226 million (approximately $72 million), respectively, totaling NIS 1,130 million (approximately $363 million) (hereinafter - the “Shareholders’ Loans”). The Shareholders’ Loans bear annual interest at the higher of 2.65% or interest in accordance with Section 3(J) of the Israel Income Tax Ordinance, whichever is higher. The Shareholders’ Loans shall be repaid in quarterly unequal payments in accordance with the mechanism set in the Shareholders’ Loans agreement, and in any case no later than October 2031. A significant portion of OPC’s portion of NIS 904 million (approximately $280 million), was funded by the issuance of Series C debentures as described in Note 15.2.B.

C.	OPC Hadera financing agreement

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

In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters (as of December 31, 2021, NIS 30 million (approximately $10 million)), and an owner’s guarantee fund of NIS 15 million (approximately $5 million).

D.	OPC Tzomet financing agreement

In December 2019, a financing agreement for the senior debt (project financing) was signed between OPC Tzomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and together with the other financing entities hereinafter – “Tzomet’s Lenders”), to finance construction of the Tzomet power plant (hereinafter – “Tzomet Financing Agreement”).

Under the Tzomet Financing Agreement, Tzomet’s Lenders undertook to provide OPC Tzomet a long‑term loan facility, a standby facility, a working capital facility, a debt service reserve, a VAT facility, third‑party guarantees and a hedge facility, in the aggregate amount of NIS 1,372 million (approximately $441 million). Part of the amounts under these facilities will be CPI-linked and part of the amounts will be USD-linked. The loans accrue interest at the rates set out in the Tzomet Financing Agreement.

Note 15 – Loans and Debentures (Cont’d)

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

As of December 31, 2023, OPC Tzomet and OPC were in compliance with all the covenants in accordance with the Tzomet Financing Agreement. The loans are to be repaid quarterly, which will begin shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of the Tzomet Financing Agreement (however not later than December 31, 2042).

E.	CPV Keenan financing agreement

In August 2021, CPV Keenan and a number of financial entities entered into a $120 million financing agreement (hereinafter - the “Keenan Financing Agreement”), comprising a loan of approximately NIS 335 million (approximately $104 million) and ancillary credit facilities (working capital and letters of credit) of approximately NIS 52 million (approximately $16 million).

The loan and the ancillary credit facilities in the Keenan Financing Agreement shall be repaid in installments over the term of the agreement; the final repayment date is December 31, 2030. The loan and the ancillary credit facilities in the Keenan Financing Agreement shall carry an annual interest of SOFR + 1.28%. (LIBOR + 1% - 1.375% through July 2023). CPV Group hedged approximately 70% of its exposure to changes in the SOFR interest through an interest swap, that was designated to hedge an accounting cash flow with the weighted interest of approximately 3.37%.

As part of the Keenan Financing Agreement, collateral and pledges on the project’s assets held by CPV Keenan were provided in favor of the lenders. The Keenan Financing Agreement includes a number of restrictions, such as compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and a condition whereby no grounds for repayment or breach event exists (as defined in the financing agreement).

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

F.	Mountain Wind Financing Agreement

On April 6, 2023, a CPV Group and a banking corporation entered into a financing agreement that includes: (1) a term loan of $75 million that was used to fund part of the purchase consideration of the Mountain Wind Project (hereinafter - the “Loan”); and (2) ancillary credit facilities for working capital of $17 million for the current credit needs of the Mountain Wind Project (hereinafter jointly with the Loan - the “Credit Facilities”).

The Loan and Credit Facilities was pledged on the assets of the Mountain Wind Project and its rights and has a term of 5 years. The Loan bears annual interest of SOFR plus a fixed margin and a variable margin of between 1.63% and 1.75% over the term of the loan, of which the interest will be paid at least every quarter. CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of 75% of the balance of the Loan and opted to apply cash flow hedge accounting rules. The weighted interest as of the report date is approximately 5.4%.

Note 15 – Loans and Debentures (Cont’d)

G.	Financing Agreement for Construction in the US Renewable Energies Segment

On August 24, 2023, certain entities in CPV group have entered into a financing agreement of $370 million for the purpose of financing the construction and initial operating period of qualifying projects in the field of renewable energy in the United States, of which a total of approximately $59 million were withdrawn by CPV Group as at December 31, 2023. Subsequent to the reporting period, an additional drawdown of approximately $93 million were withdrawn by CPV Group. CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of 75% of the balance of the loan and opted to apply cash flow hedge accounting rules.

H.	OPC Power – Shareholder Loans

During the reporting period, OPC and non-controlling interests invested in the equity of the partnership OPC Power (both directly and indirectly) a total of approximately NIS 565 million (approximately $150 million) and extended by approximately NIS 175 million (approximately $45 million) in loans, based on their stake in the partnership. The loans are denominated in US Dollars and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. After utilizing the entire investment commitment and shareholder loans in July 2023, the facility was increased by $100 million (OPC’s share in the facility is $70 million).

2.	Debentures

A.	Series B Debentures

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

On December 31, 2023, OPC meets the said financial covenants.

B.	Series C Debentures

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

On December 31, 2023, OPC meets the said financial covenants.

Note 16 – Trade and Other Payables

	As at December 31,
	2023	2022
	$ Thousands

Trade Payables	70,661	95,036
Liability to tax equity partner (1)	74,466	-
Accrued expenses and other payables	8,256	10,833
Government institutions	1,204	2,083
Employees and payroll institutions	14,573	14,491
Interest payable	4,984	4,472
Others	7,754	6,500
	181,898	133,415

1. See Note 18.A.4.d for more information.

Other non-current liabilities include approximately $79 million deferred income in respect to ITC grant. Refer to Note 18.A.4.d for more information.

Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses

A)	The Group leases the following items:

i)	Land

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

B)	Right-of-use assets

	As at December 31, 2023
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	76,963	(3,770)	18,300	91,493
PRMS facility	13,977	(1,209)	1,766	14,534
Offices	8,353	(2,538)	5,135	10,950
Long-term deferred expenses	27,491	(1,246)	31,293	57,538
	126,784	(8,763)	56,494	174,515

Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

	As at December 31, 2022
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	81,355	(3,484)	(908)	76,963
PRMS facility	6,239	(660)	8,398	13,977
Offices	10,282	(2,142)	213	8,353
Long-term deferred expenses	33,459	(1,129)	(4,839)	27,491	*
	131,335	(7,415)	2,864	126,784	*

* Reclassified

C)	Amounts recognized in the consolidated statements of profit & loss and cash flows

	As at December 31,	As at December 31,
	2023	2022
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	689	572

Total cash outflow for leases	2,692	2,572

D)	Land lease agreements

i)	Lease of OPC Tzomet land

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

In January 2023, a decision was made regarding the initial appeal, whereby the amount of the Final Assessment was reduced to NIS 154 million (approximately $44 million), excluding VAT. OPC Tzomet filed an appeal on the said decision. As of December 31, 2023, the amounts paid in respect of the land, including the amount of the Final Assessment was classified in the consolidated statement of financial position under “Right of use assets, net” which amounted to approximately NIS 200 million (approximately $55 million).

Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

ii)	Purchase of leasehold rights in land

On May 10, 2023, OPC (through OPC Power Plants Ltd.) won the tender issued by Israel Lands Administration (hereinafter - “ILA”) for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approximately 227 hectares. The amount of total bid submitted by OPC for all three compounds, in aggregate, was approximately NIS 484 million (approximately $133 million).

Upon notice by the ILA, a planning authorization agreement will be signed between the winning bidder and the ILA for a period of 3 years. In August 2023, consideration equivalent to 20% of the bid amount for each compound was paid. Upon authorizing a new outline plan, a lease agreement will be signed for a period of 24 years and 11 months, to construct and operate the project(s), of which consideration of the remaining 80% of the bid amount per compound will be set against. As of the approval date of the report, it is uncertain that approvals, consents, or actions required for the completion of the project(s) will be completed with respect to any of the compounds.

iii)	Backbone lease of land

In 2023, an agreement for the lease of land for the Backbone project was entered into force. The term of the agreement is 37 years, with an option to extend the term by five further periods of seven years each. Lease liability and right-of-use asset of NIS 122 million (approximately $33 million) were recognized.

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

As of December 31, 2023, in OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2023. Therefore, no provision was included in the financial statements.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

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

In December 2023, Hadera and the Construction Contractor signed a settlement agreement, according to which, among other things, in exchange for the withdrawal from, and full and final settlement of, the parties' claims in connection with the disputes between Hadera and the Construction Contractor that are the subject of the arbitration proceeding, the Contractor will pay Hadera compensation in the amount of approx. NIS 74 million (approximately $21 million) (hereinafter - the "Compensation Amount"). It is clarified that the Compensation Amount includes the amounts offset by Hadera for the Construction Contractor totaling approximately $14 million, as mentioned above, such that the net balance of the Compensation Amount is approximately NIS 25 million (approximately $7 million). In addition, following the payment of the remaining Compensation Amount, the contractor's guarantees were released in accordance with the terms and conditions stipulated in the settlement agreement, and the Construction Contractor is entitled to a final acceptance certificate of the power plant under the construction agreement. Upon the signing of the settlement agreement, the arbitration proceeding between the parties also concluded.

As a result of the signing of the settlement agreement with the Construction Contractor, as of December 31, 2023, Hadera recognized in its statement of income approximately NIS 41 million (approximately $11 million) income before tax and the remaining of approximately NIS 33 million (approximately $9 million) against property, plant and equipment.

b.	OPC Tzomet

In September 2018, OPC Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “Construction Contractor” or “PWPS”), for construction of the Tzomet project. The Agreement is a “lump sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor.

In OPC Tzomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided. Pursuant to the Agreement, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests by January 2023. The commercial operation period of OPC Tzomet Power Plant commenced on June 22, 2023.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

It is noted that, according to the Construction Contractor, the continuity of construction work was affected, inter alia, by the COVID-19 Crisis, in light of the need for equipment and foreign work teams to arrive, and by delays in the global supply chains of components and equipment required for the project. As of December 31, 2023, OPC Tzomet is holding discussions with the Construction Contractor.

c.
OPC Sorek 2

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility”) with a generation capacity of about 87 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel. OPC undertook to construct the Sorek B Generation Facility within 24 months from the date of approval of the National Infrastructure Plan (approved in November 2021), and to supply energy at a specific scope of capacity to the Sorek B Desalination Facility.

OPC Sorek 2’s share of the amount payable to the construction contractor is estimated at approximately $42 million. The construction agreement includes provisions of capped agreed compensation in respect of delays, non-compliance with execution and availability requirements. The agreement also sets the scope of liability and requirements for provision of guarantees in the different stages of the project.

As a result of the outbreak of the War, Construction Contractor served OPC Sorek 2 with a force majeure notice and OPC Sorek 2 served on its behalf a force majeure notice to IDE.

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

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas supplied by OPC Rotem and OPC Hadera.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

Energean issued OPC Hadera with a notice regarding the completion of the commissioning in relation to the OPC Hadera agreement and OPC Rotem agreement on February 28, 2023 and March 25, 2023 respectively. On March 26, 2023, Energean issued OPC Rotem with a notice in relation to commencement of commercial operation.

OPC Rotem and OPC Hadera recognized contractual financial amount in respect of a netting arrangement by bringing forward of the reduction notice. The total amount of NIS 18 million (approximately $5 million) was offset from cost of goods sold.

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

In February 2023 the court handed down a judgment that approved the settlement agreement and OPC Rotem paid NIS 2 million (approximately $523 thousand), representing its share as set out in the settlement agreement.

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

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Evidentiary hearings were held in the second half of 2021, after which summations were submitted in November 2022. In November 2023, the Court dismissed the entire motion.

c.
Inkia Energy Limited (liquidated in 2019)

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

Note 18 – Contingent Liabilities and Commitments (Cont’d)

In March 2022, 53,500,000 shares were released from pledge, and 1,500,000 shares of OPC remain pledged in light of an indemnity claim relating to a tax assessment claim in the amount of $11 million.

In August 2023, all of OPC shares that were previously pledged as part of the Inkia sale were released as part of a settlement agreement.

d.
Tax equity partner agreement in Maple Hill

On May 12, 2023, CPV Group entered into an investment agreement with a tax equity partner totaling approximately $82 million in the Maple Hill project (hereinafter - the “Project”). Pursuant to the Agreement, the tax equity partner’s investment in the Project shall be provided in part (20%) on the date of completion of the construction works (Mechanical Completion) and the remainder (80%) on the Commercial Operation Date

In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including Investment Tax Credit (“ITC”) at a higher rate of 40%, and participation in the distributable free cash flow from the project. In addition, the tax equity partner is entitled to participate in the project's loss for tax purposes.

In December 2023, the terms and conditions for the commercial operation of the project were fully met in accordance with the tax equity investment agreement in the project, and the tax equity partner completed its entire investment in the project.

Immediately prior to the completion of the advancement of the tax equity partner’s investment, CPV Group and a third party entered into an agreement for the sale of the ITC grant in consideration for approximately $75 million, which constitute approximately 95% of its nominal value. As of December 31, 2023, CPV Group recognized the sale amount under “other current assets” financial caption, and an undertaking to transfer the sale amount to the tax equity partner under “trade and other payables” financial caption.

B.	Commitments

a.
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

b.
CPV Group

In June 2023, CPV Group entered into an Engineering, Procurement and Construction ("EPC”) agreement with a construction contractor in respect of the Backbone project. As of the approval date of the financial statements, the total consideration in the EPC agreement was set at a fixed amount of NIS 650 million (approximately $175 million), which will be paid in accordance with the milestones set in the EPC agreement.

Note 19 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	('000)
	2023	2022
Authorised and in issue at January, 1	53,887	53,879
Share repurchase and cancelled	(1,128)	-
Issued for share plan	7	8
Authorised and in issue at December. 31	52,766	53,887

All shares rank equally with regard to the Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits and the capital structure is managed to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirements.

In 2023, 7,259 (2022: 8,037) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $31.62 (2022: $47.22) per share.

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

In March 2023, Kenon’s board of directors approved a cash dividend of $2.79 per share (an aggregate amount of approximately $150 million), payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023, paid on April 19, 2023.

Note 19 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a Share Incentive Plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2023, 2022 and 2021, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2023 is $229 thousand (2022: $267 thousand, 2021: $234 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $296 thousand as general and administrative expenses in 2023 (2022: $292 thousand, 2021: $258 thousand).

F.	Capital reduction

In May 2022 and June 2022, Kenon received shareholder approval at its annual general meeting and approval of the High Court of the Republic of Singapore, respectively, for a capital reduction to return share capital amounting to $10.25 per share ($552 million in total) to Kenon’s shareholders of record as of the close of trading on June 27, 2022, paid on July 5, 2022.

G.	Share repurchase plan

In 2023, the Company repurchased approximately 1.1 million of its own shares out of accumulated profit for approximately $28 million under the ongoing share repurchase plan. These shares were cancelled during the year ended December 31, 2023.

Note 20 – Revenue

	For the Year Ended December 31,
	2023	2022	2021
	$ Thousands
Revenue from sale of electricity and infrastructure services in Israel	593,941	486,680	419,395
Revenue from sale of electricity in US	36,959	25,780	25,605
Revenue from sale of steam in Israel	16,006	18,476	17,648
Revenue from provision of services and other revenue in US	36,007	31,509	25,115
Other revenue in Israel	8,883	11,512	-
	691,796	573,957	487,763

Note 21 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2023	2022	2021
	$ Thousands
Fuels	178,663	155,760	153,122
Electricity and infrastructure services	130,199	93,804	92,086
Salaries and related expenses	10,033	9,661	8,259
Generation and operating expenses and outsourcing	82,166	88,055	31,729
Insurance	11,040	9,440	9,997
Cost in respect of sale of renewable energy	13,455	8,757	7,988
Cost in respect of provision of services revenue and other costs	27,683	23,856	16,499
Others	41,073	27,928	16,618
	494,312	417,261	336,298

Note 22 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2023	2022	2021
	$ Thousands
Payroll and related expenses (1)	26,877	46,660	41,930
Depreciation and amortization	4,212	3,259	2,623
Professional fees	18,190	15,798	16,069
Business development expenses	15,607	15,186	1,566
Expenses in respect of acquisition of CPV Group	-	-	752
Office maintenance	6,524	4,581	3,022
Other expenses	13,305	14,452	9,765
	84,715	99,936	75,727

(1) A portion of this relates to profit sharing for CPV Group employees

The fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized in the consolidated statements of profit and loss. In 2023, the CPV Group recorded expenses in the amount of approximately NIS 89 million (approximately $24 million) (2022: NIS 46 million (approximately $13 million)).

Note 23 – Financing Expenses, Net

	For the Year Ended December 31,
	2023	2022	2021
	$ Thousands

Interest income from bank deposits	36,754	12,108	167
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	6	4,125	2,121
Net change in exchange rates	700	28,453	-
Net change in fair value of derivative financial instruments	-	-	443
Net change in the fair value of financial assets held for trade and available for sale	422	-	-
Other income	1,479	-	203
Financing income	39,361	44,686	2,934

Interest expenses to banks and others	(52,306)	(47,542)	(51,924)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	(1,563)	-	-
Impairment loss on debt securities at FVOCI	(642)	(732)	-
Net change in fair value of financial assets held for trade	-	(45)	-
Net change in exchange rates	-	-	(5,997)
Net change in fair value of derivative financial instruments	-	(291)	-
Early repayment fee (Note 15.B, Note 15.E)	-	-	(84,196)
Other expenses	(11,822)	(1,787)	(2,178)
Financing expenses	(66,333)	(50,397)	(144,295)
Net financing expenses	(26,972)	(5,711)	(141,361)

Note 24 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2023	2022	2021
	$ Thousands
Current taxes on income
In respect of current year	11,049	39,559	6,892
Deferred tax expense/(income)
Creation and reversal of temporary differences	14,150	(1,579)	(2,567)
Total tax expense on income	25,199	37,980	4,325

No previously unrecognized tax benefits were used in 2023, 2022 or 2021 to reduce our current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2023	2022	2021
	$ Thousands
(Loss)/Profit from continuing operations before income taxes	(185,749)	387,639	879,642
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	(31,577)	65,899	149,539

(Decrease) increase in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in profit of associated companies	72,258	(45,464)	(190,539)
Different tax rate applicable to subsidiaries operating overseas	4,371	6,429	(9,297)
Income subject to tax at a different tax rate	178	116	-
Non-deductible expenses	(2,826)	158,811	44,851
Exempt income	(26,862)	(164,822)	(23,937)
Taxes in respect of prior years	522	(739)	(361)
Tax in respect of foreign dividend	6,665	18,447	28,172
Share of non-controlling interests in entities transparent for tax purposes	-	(1,082)	5,528
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	608	511	95
Other differences	1,862	(126)	274
Tax expense on income included in the statement of profit and loss	25,199	37,980	4,325

C.	Deferred tax assets and liabilities

1.
Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

Note 24 – Income Taxes (Cont’d)

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Financial instruments	Other*	Total
	$ Thousands
Balance of deferred tax (liability) asset as at January 1, 2022	(127,230)	112,342	1,260	(83,553)	(97,181)
Changes recorded on the statement of profit and loss	(20,103)	8,116	(235)	13,801	1,579
Changes recorded in other comprehensive income	-	-	(2,657)	(4,439)	(7,096)
Translation differences	14,615	(4,370)	(103)	(147)	9,995
Balance of deferred tax (liability) asset as at December 31, 2022	(132,718)	116,088	(1,735)	(74,338)	(92,703)
Changes recorded on the statement of profit and loss	(9,626)	6,054	24	(10,601)	(14,149)
Changes recorded in other comprehensive income	-	-	354	2,851	3,205
Changes recorded from business combinations	(18,468)	-	-	-	(18,468)
Translation differences	3,313	(1,364)	7	(569)	1,387
Balance of deferred tax (liability) asset as at December 31, 2023	(157,499)	120,778	(1,350)	(82,657)	(120,728)

*	This amount includes deferred tax arising from intangibles, undistributed profits, non-monetary items, associated companies and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:
	As at December 31,
	2023	2022
	$ Thousands
As part of non-current assets	15,862	6,382
As part of current liabilities	-	(1,285)
As part of non-current liabilities	(136,590)	(97,800)
	(120,728)	(92,703)

Income tax rate in Israel is 23% for the years ended December 31, 2023, 2022 and 2021. The tax rate applicable to US companies are (i) federal corporate tax of 21% and (ii) state tax ranging from 4% to 11.5%. According to the provisions of the tax treaty between Israel and the United States, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. In Singapore, the corporate tax rate is 17%. Dividends received by Kenon from ZIM, an associated company incorporated in Israel, is subject to a withholding tax rate of 5%.

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

Note 24 – Income Taxes (Cont’d)

3.	Tax and deferred tax balances not recorded

Unrecognized deferred tax assets

	As at December 31,
	2023	2022
	$ Thousands
Losses for tax purposes	130,147	153,907

In Israel, as of December 31, 2023, the Group has tax loss carryforwards of approximately NIS 650 million (approximately $179 million). OPC did not recognize a deferred tax asset in respect of approximately NIS 150 million (approximately $41 million) in tax losses, since it does not expect that there will be an expected foreseeable taxable income against which the tax benefits can be utilized.

In the United States, as of December 31, 2023, the Group has tax loss carryforwards of approximately $470 million at the federal level. In respect of net operating losses for tax purposes, the Group has tax losses of $89 million, which may be offset for tax purposes in the United States against future income, subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. These losses will expire in 2027-2037.

Unrecognized deferred tax liabilities

The tax effect on taxable temporary differences of $5 million (2022: $32 million) has not been recorded as this arises from undistributed profits of the Group’s associated companies which the Group does not expect to incur.

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

Note 25 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	(Loss)/Profit allocated to the holders of the ordinary shareholders
	For the year ended December 31,
	2023	2022	2021
	$ Thousands
(Loss)/Profit for the year attributable to Kenon’s shareholders	(235,978)	312,652	930,273

B.	Number of ordinary shares

	For the year ended December 31
	2023	2022	2021
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,360	53,885	53,879

Note 26 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2023
Revenue	618,830	72,966	-	-	691,796

Profit/(loss) before taxes	48,750	16,515	(266,906)	15,892	(185,749)
Income tax expense	(14,174)	(4,136)	-	(6,889)	(25,199)
Profit/(loss) from continuing operations	34,576	12,379	(266,906)	9,003	(210,948)

Depreciation and amortization	65,659	25,056	-	224	90,939
Financing income	(6,038)	(5,641)	-	(27,682)	(39,361)
Financing expenses	48,182	16,790	-	1,361	66,333
Other items:
Losses related to ZIM	-	-	860	-	860
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	156,636	-	-	156,636
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	4,878	-	-	4,878
Share of changes in fair value of derivative financial instruments	-	(2,168)	-	-	(2,168)
Share in (profit)/loss of associated companies	-	(65,566)	266,046	-	200,480
	107,803	129,985	266,906	(26,097)	478,597

Adjusted EBITDA	156,553	146,500	-	(10,205)	292,848

Segment assets	1,673,149	1,102,939	-	629,196	3,405,284
Investments in associated companies	-	703,156	-	-	703,156
					4,108,440
Segment liabilities	1,423,624	609,958	-	4,634	2,038,216

Note 26 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2022
Revenue	516,668	57,289	-	-	573,957

Profit before taxes	23,728	61,039	305,376	(2,504)	387,639
Income tax expense	(9,522)	(9,892)	-	(18,566)	(37,980)
Profit/(loss) from continuing operations	14,206	51,147	305,376	(21,070)	349,659

Depreciation and amortization	47,134	15,519	-	223	62,876
Financing income	(10,301)	(25,197)	-	(9,188)	(44,686)
Financing expenses	42,062	7,521	-	814	50,397
Other items:
Losses related to ZIM	-	-	727,650	-	727,650
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	167,862	-	-	167,862
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	2,978	-	-	2,978
Share of changes in fair value of derivative financial instruments	-	2,383	-	-	2,383
Share in profit of associated companies	-	(85,149)	(1,033,026)	-	(1,118,175)
	78,895	85,917	(305,376)	(8,151)	(148,715)

Adjusted EBITDA	102,623	146,956	-	(10,655)	238,924

Segment assets	1,503,811	552,569	-	636,263	2,692,643
Investments in associated companies	-	652,358	427,059	-	1,079,417
					3,772,060
Segment liabilities	1,226,395	241,468	-	8,279	1,476,142

Note 26 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2021
Revenue	437,043	50,720	-	-	487,763

(Loss)/profit before taxes	(57,040)	(60,709)	1,260,789	(263,398)	879,642
Income tax benefit/(expense)	10,155	13,696	-	(28,176)	(4,325)
(Loss)/profit from continuing operations	(46,885)	(47,013)	1,260,789	(291,574)	875,317

Depreciation and amortization	44,296	13,102	-	242	57,640
Financing income	(2,730)	(37)	-	(167)	(2,934)
Financing expenses	119,392	24,640	-	263	144,295
Other items:
Losses related to Qoros	-	-	-	251,483	251,483
Losses related to ZIM	-	-	204	-	204
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	105,668	-	-	105,668
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	929	-	-	929
Share of changes in fair value of derivative financial instruments	-	44,901	-	-	44,901
Share in losses/(profit) of associated companies	419	10,425	(1,260,993)	-	(1,250,149)
	161,377	199,628	(1,260,789)	251,821	(647,963)

Adjusted EBITDA	104,337	138,919	-	(11,577)	231,679

Segment assets	1,481,149	431,474	-	226,337	2,138,960
Investments in associated companies	-	545,242	1,354,212	-	1,899,454
					4,038,414
Segment liabilities	1,324,217	218,004	-	215,907	1,758,128

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2023		2022			2021
Customer	Total revenues	Percentage of revenues of the Group	Total revenues		Percentage of revenues of the Group	Total revenues		Percentage of revenues of the Group

Customer 1	99,945	14.45%	107,081		18.66%	93,959		19.26%
Customer 2	79,000	11.42%	73,518		12.81%	70,801		14.52%
Customer 3	71,013	10.27%	-	*	- *	-	*	- *

* Represents an amount less than 10% of the revenues.

Note 26 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2023	2022	2021
	$ Thousands
Israel	618,830	516,668	437,043
United States	72,966	57,289	50,720
Total revenue	691,796	573,957	487,763

The Group’s non-current assets* based on geographic location:

	As at December 31,
	2023	2022
	$ Thousands
Israel	1,290,652	1,050,386
United States	745,442	392,734
Others	15	96
Total non-current assets	2,036,109	1,443,216

* Composed of property, plant and equipment and intangible assets.

Seasonality

OPC’s activity in Israel is subject to seasonal fluctuations as a result of changes in the Electricity Authority’s published regulated Time of Use Electricity Tariff (hereinafter – "the TAOZ"). The year is divided into 3 seasons, as follows: Summer (July and August), Winter (December, January and February) and Transition (March through June and September through November). For each season a different tariff is set. The results of OPC are based on the generation component which is part of the TAOZ.

OPC’s activity in the US (through the CPV Group) from generation of electricity are seasonal and are impacted by variable demand, gas and electricity prices, as well as the weather. In general, with respect to power plants running on natural gas, there is higher profitability in periods of the year where the temperatures are the highest or lowest, which are usually in summer and in winter, respectively. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

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

Note 27 – Related-party Information (Cont’d)

B.	Transactions with directors and officers (Kenon's directors and officers):

Key management personnel compensation

	For the year ended December 31,
	2023	2022
	$ Thousands
Short-term benefits	2,316	2,229
Share-based payments	296	292
	2,612	2,521

C.	Transactions with related parties (including associates):

	For the year ended December 31,
	2023	2022	2021
	$ Thousands
Sale of electricity and revenues from provision of services	31,694	94,264	88,004
Cost of sales	(2,620)	(658)	7,802
Dividend received from associate	154,672	727,309	143,964
Other expenses/(income), net	479	-	(337)
Financing (income)/expenses, net	(4,130)	580	39,901

D.	Balances with related parties (including associates):

	As at December 31,
	2023	2022
	Other related parties *
	$ Thousands
Cash and cash equivalent	55,505	176,246
Short-term deposits and restricted cash	-	35,662
Trade receivables and other receivables	33,668	15,421
Other payables	(108)	(535)

Loans and Other Liabilities
In US dollar or linked thereto	(43,171)	(34,524)

* IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).
These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	For further investment by Kenon into OPC, see Note 11.A.7 and 11.A.8.

Note 28 – Financial Instruments

A.	General

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

(1)	Exposure to credit risk The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of year end was:

	As at December 31,
	2023	2022
	$ Thousands
	Carrying amount
Cash and cash equivalents	696,838	535,171
Short-term and long-term deposits and restricted cash	16,769	61,136
Trade receivables and other assets	189,001	122,797
Short-term and long-term derivative instruments	-	16,730
Other investments	215,797	344,780
	1,118,405	1,080,614

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed expected credit losses on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as of year end, by geographic region was as follows:

	As at December 31,
	2023	2022
	$ Thousands
Israel	55,865	67,177
United States	12,129	6,723
	67,994	73,900

Note 28 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2023	2022
	$ Thousands
Not past due nor impaired	67,994	73,900

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

Debt securities

The following table provides information about the movement of ECL on other investments as of December 31, 2023:

	ECL on other investments
	2023	2022	2021
	$ Thousands
Balance as at 1 January	732	-	-
Impairment loss on debt securities at FVOCI	642	732	-
Balance as at 31 December	1,374	732	-

C.	Liquidity risk

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2023
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	70,661	70,661	70,661	-	-	-
Other current liabilities	84,656	84,656	84,656	-	-	-
Lease liabilities including interest payable *	61,428	140,049	4,725	4,856	12,923	117,545
Debentures (including interest payable) *	511,030	559,419	65,669	68,921	313,293	111,536
Loans from banks and others including interest *	1,023,916	1,316,647	173,743	100,209	375,479	667,216

	1,751,691	2,171,432	399,454	173,986	701,695	896,297

* Includes current portion of long-term liabilities.

Note 28 – Financial Instruments (Cont’d)

	As at December 31, 2022
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	95,036	95,036	95,036	-	-	-
Other current liabilities	17,681	17,681	17,681	-	-	-
Lease liabilities including interest payable *	37,570	46,938	17,812	2,855	6,756	19,515
Debentures (including interest payable) *	526,771	588,997	22,413	66,467	223,939	276,178
Loans from banks and others including interest *	640,348	793,946	44,142	74,438	172,343	503,023

	1,317,406	1,542,598	197,084	143,760	403,038	798,716

*	Includes current portion of long-term liabilities.

D.	Market risks

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

Note 28 – Financial Instruments (Cont’d)

The Group has no exposure to foreign currency risk in respect of non-hedging derivative financial instruments in 2023. Relevant information for 2023 is as follows:

	As at December 31, 2023
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	5,762	21,066	2024	(175)

The Group’s exposure to foreign currency risk in respect of hedging derivative financial instruments is as follows:

	As at December 31, 2023
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	2,622	9,498	2024	4

	As at December 31, 2022
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	5,566	18,912	2023	641

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

a.	Breakdown of CPI-linked derivative instruments The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2023
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	81,051	10,268

	As at December 31, 2022
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	89,619	9,353

Note 28 – Financial Instruments (Cont’d)

b.	Exposure to CPI and foreign currency risks The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:
	As at December 31, 2023
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	91,247	-	2,263
Short-term deposits and restricted cash	15,218	-	-
Trade receivables	55,865	-	-
Other current assets	10,841	-	72
Total financial assets	173,171	-	2,335

Trade payables	28,479	-	1,633
Other current liabilities	7,545	4,680	116
Loans from banks and others and debentures	779,808	413,811	-
Total financial liabilities	815,832	418,491	1,749

Total non-derivative financial instruments, net	(642,661)	(418,491)	586
Derivative instruments	-	10,268	-
Net exposure	(642,661)	(408,223)	586

	As at December 31, 2022
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	165,186	-	1,102
Short-term deposits and restricted cash	35,695	-	-
Trade receivables	10,007	-	-
Other current assets	58,006	-	212
Long-term deposits and restricted cash	15,146	-	-
Total financial assets	284,040	-	1,314

Trade payables	36,669	-	14,734
Other current liabilities	20,930	5,494	640
Loans from banks and others and debentures	583,651	414,071	-
Total financial liabilities	641,250	419,565	15,374

Total non-derivative financial instruments, net	(357,210)	(419,565)	(14,060)
Derivative instruments	-	9,353	-
Net exposure	(357,210)	(410,212)	(14,060)

Note 28 – Financial Instruments (Cont’d)

c.
Sensitivity analysis

A strengthening of the dollar exchange rate by 5% – 10% against the following currencies and change of the CPI in rate of 1% – 2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2023
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	1,208	604	(604)	(1,208)
Shekel/EUR	43	22	(22)	(43)
dollar/EUR	(15,855)	(7,928)	7,928	15,855

	As at December 31, 2023
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,114)	(3,058)	3,058	6,114

	As at December 31, 2022
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(7,375)	(3,687)	3,687	7,375
Shekel/EUR	(1,094)	(547)	547	1,094

	As at December 31, 2022
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,306)	(3,153)	3,153	6,306

(2)	Interest rate risk

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

Note 28 – Financial Instruments (Cont’d)

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2023	2022
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	311,951	549,467
Financial liabilities	(864,953)	(837,698)
	(553,002)	(288,231)

Variable rate instruments
Financial assets	54,408	4,827
Financial liabilities	(665,080)	(324,887)
	(610,672)	(320,060)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as of the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have (decreased)/increased profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2023
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(6,107)	6,107

	As at December 31, 2022
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(3,201)	3,201

A change of 1.0% – 1.5% in the SOFR interest rate at reporting date would have increased/(decreased) the net income or net loss and the equity by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2023
	1.5% decrease	1.0% decrease	1.0% increase	1.5% increase
	$ Thousands

Long-term loans (SOFR)	(2,538)	(1,691)	1,691	2,538
Interest rate swaps (SOFR)	1,555	1,036	(1,036)	(1,555)

Note 28 – Financial Instruments (Cont’d)

The Group’s exposure to SOFR interest rate risk for derivative financial instruments used for hedging is as follows:

	As at December 31, 2023
	Linkage receivable	Interest rate	Expiration date	Amount of the linked reserve	Fair value
				$ Thousands

Interest rate swaps	USD SOFR interest	0.83%-4.0%	2030-2041	185,478	4,138

E.	Fair value

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

	As at December 31, 2023
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	511,030	485,196
Long-term loans from banks and others (excluding interest)	898,546	906,911
Loans from non-controlling interests	125,252	127,960

	As at December 31, 2022
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	526,771	492,714
Long-term loans from banks and others (excluding interest)	516,195	528,011
Loans from non-controlling interests	124,153	113,673

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

Note 28 – Financial Instruments (Cont’d)

Other investments are measured at fair value through other comprehensive income (Level 1).

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 28.D.1 for further details.

Level 3 financial instrument measured at fair value

As of December 31, 2023, the fair value of long-term investment (Qoros) remains at zero (2022: $nil).

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

Level 3

As of December 31, 2023 and 2022, the fair value of the long-term investment (Qoros) was based on the present value of the expected cash flows. Included in the long-term investment (Qoros) are the 12% interests in Qoros (as described in Note 10.3) and the put option (as described in Note 10.2). For the purposes of management’s fair value assessment of the long-term investment (Qoros), management takes into consideration factors including market risk and credit risk exposures, publicly available information and financial information of the New Qoros Investor and Qoros for the year ended December 31, 2023 and 2022.

The following table shows the valuation techniques used in measuring Level 3 fair values as of December 31, 2023 and 2022, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment (Qoros)	The Group assessed the fair value of the long-term investment (Qoros) using the present value of the expected cash flows.	The likelihood of expected cash flows.	The estimated fair value would increase if the likelihood of expected cash flows increase.

Note 29 – Subsequent Events

1.	Kenon

Dividend

In March 2024, Kenon’s board of directors approved a cash dividend of $3.80 per share (an aggregate amount of approximately $200 million), payable to Kenon’s shareholders of record as of the close of trading on April 8, 2024, for payment on or about April 15, 2024.

2.	OPC

Series D Debentures

In January 2024, OPC issued Series D debentures at a par value of approximately NIS 200 million (approximately $55 million), with the proceeds of the issuance designated for OPC’s needs, including for restructuring of an existing financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd. By: /s/ Robert L. Rosen Name:Robert L. Rosen Title: Chief Executive Officer

Date: March 26, 2024

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1*	Kenon Holdings Ltd.’s Amended and Restated Constitution
2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millennium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3
Description of Securities registered under Section 12 of the Exchange Act (Incorporated by reference to Exhibit 2.3 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 30, 2020)

4.1
Gas Sale and Purchase Agreement, dated as of November 25, 2012, among Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership, and O.P.C. Rotem Ltd. (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to IC Power Pte. Ltd.’s Form F-1, filed on November 2, 2015) (1)

4.2
Qoros Automobile Company Limited Investment Agreement, dated May 23, 2017, as amended, among Hangzhou Chengmao Investment Co., Ltd., Wuhu Chery Automobile Investment Company Limited, Quantum (2007) LLC and Qoros Automobile Company Limited (Incorporated by reference to Exhibit 4.17 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.3
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co. Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co. Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.4
Sale and Purchase Agreement, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

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
15.4
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2023 and 2022 and for each of the three years in the three-year period ended December 31, 2023 (Incorporated by reference to pages F-1-F-70 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No: 21759864), filed with the SEC on March 13, 2024)

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

_______________________________

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.