Form 20-F
period 2024-12-31
Kenon Holdings Ltd.
filed 2025-04-02
CIK 1611005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

52,150,242 shares

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

TABLE OF CONTENTS

PART I

i

PART II

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, the “Company,” “we,” “us” and “our” shall refer to Kenon Holdings Ltd., or Kenon, and each of our subsidiaries and associated companies, collectively, as the context may require.

This annual report uses the following conventions:

•	“Ansonia” means Ansonia Holdings Singapore B.V., which owns approximately 62% of the outstanding shares of Kenon;

•	“Chery” means Chery Automobile Co. Ltd., a supplier to and shareholder of Qoros;

•
“CPV” means CPV Power Holdings LP, Competitive Power Ventures Inc. and CPV Renewable Energy Company Inc.), a business engaged in the development, construction and management of power plants running conventional energy (powered by natural gas) and renewable energy in the United States, which was acquired in January 2021 by CPV Group LP, an entity in which OPC holds an indirect interest of approximately 70.5%.

•	“CPV Renewables” is CPV Renewable Power LLC, a limited liability company through which CPV’s renewable energy activity is held and which is 66.7% owned by CPV Group;

•	“CPV Group” means CPV Group LP and its investees;

•	“IC Power” means IC Power Ltd., formerly IC Power Pte. Ltd, a Singaporean company and a wholly-owned subsidiary of Kenon;

•
“Inkia” means Inkia Energy Limited, a Bermuda corporation, which was a wholly-owned subsidiary of IC Power. In December 2017, Inkia sold all of its Latin American and Caribbean businesses and has since been wound up;

•	“Inkia Business” means Inkia’s Latin American and Caribbean power generation and distribution businesses, which were sold in December 2017;

•	“Majority Qoros Shareholder” means the China-based investor related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”) that holds 63% of Qoros;

•	“OPC” means OPC Energy Ltd., an owner, developer and operator of power generation facilities in the Israeli and United States power markets, in which Kenon has an approximately 55% interest;

•	“our businesses” shall refer to each of our subsidiaries and associated companies, collectively, as the context may require;

•	Qoros Automotive Co., Ltd. (“Qoros”), a Chinese company, in which Kenon, through its 100%-owned subsidiary Quantum (as defined below), has a 12% interest;

•	“Quantum” means Quantum (2007) LLC, a Delaware limited liability company, a wholly-owned subsidiary of Kenon, which is the direct owner of our interest in Qoros;

•
“Spin-off” shall refer to (i) Israel Corporation Ltd.’s (“IC”) January 7, 2015 contribution to Kenon of its interests in IC Power, Qoros, ZIM and other entities, and (ii) IC’s January 9, 2015 distribution of Kenon’s issued and outstanding ordinary shares, via a dividend-in-kind, to IC’s shareholders;

•
“Tower” means Tower Semiconductor Ltd., an Israeli specialty foundry semiconductor manufacturer, listed on the NASDAQ stock exchange and the Tel Aviv Stock Exchange (the “TASE”), in which Kenon used to hold an interest until June 30, 2015; and

•
“ZIM” means ZIM Integrated Shipping Services, Ltd., an Israeli global container shipping company, in which Kenon had and sold an approximately 21% interest in 2024, and as a result Kenon no longer holds any shares in ZIM.

Additionally, this annual report uses the following conventions for OPC.

OPC

•	“availability factor” refers to the number of hours that a generation facility is available to produce electricity divided by the total number of hours in a year;

•	“BCM” means a billion cubic meters of natural gas, a unit of energy, specifically natural gas production and distribution;

•	“Black Start” facility is one that can start its own power without support from the grid in the event of a major system collapse or a system-wide blackout;

•
“carbon capture” technology refers to a set of chemical processes that are designed to capture CO2 from the exhaust gas stream of a fossil fuel power generation or industrial process, often referred to as point source carbon capture technology; the primary goal of this technology is to reduce the release of CO2 into the atmosphere;

•	“COD” means the commercial operation date of a development project;

•	“distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers at lower voltages through a distribution system;

•	“EA” means Israeli Electricity Authority;

•	“EPC” means engineering, procurement and construction;

•	“Energean” means Energean Israel Ltd which holds 100% interest in Karish Reservoir.

•	“firm capacity” means the amount of energy available for production that, pursuant to applicable regulations, must be guaranteed to be available at a given time for injection to a certain power grid;

•	“Gat Partnership” means Alon Energy Centers—Gat Limited Partnership, a limited partnership that holds interests in the Gat Power Plant;

•	“GW” means gigawatt;

•	“GWh” means gigawatt per hour (one GWh is equal to 1,000 MWh);

•	“Hadera” is an Israeli corporation, in which OPC Israel has a 100% interest;

•	“Hadera Energy Center” means Hadera’s boilers and a steam turbine. The Hadera Energy Center currently serves as back-up for the Hadera power plant’s supply for steam;

•	the “IEC” means Israel Electric Corporation;

•	“ILA” means The Israel Lands Authority;

•	“Infinya” means Infinya Ltd. (formerly Hadera Paper Ltd.), an Israeli corporation;

•	“INGL” means Israel National Gas Lines Ltd., a government company holding a license for the transmission of high-pressure gas;

•	“installed capacity” means the intended full-load sustained output of energy that a generation unit is designed to produce (also referred to as name-plate capacity);

•	“IPP” means independent power producer, excluding co-generators and generators for self-consumption;

•	“Kallpa” means Kallpa Generación SA, a company within the Inkia Business. Kallpa was owned by Inkia until December 2017;

•	“Karish Reservoir” refers to the Karish and Tanin natural gas fields situated in the Mediterranean Sea offshore Israel and are owned and operated by Energean;

•
“Gat Power Plant” or “Gat” means a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area, which began commercial operation in November 2019;

•	“kWh” means kilowatt per hour;

•
“Minimum Price” means the minimum price of gas in USD set forth in gas purchase agreements between Tamar Group and each of Hadera and Rotem based on a natural gas price formula described in the agreements that may be affected by generation component tariff;

•	“MW” means megawatt (one MW is equal to 1,000 kilowatts or kW);

•	“MWdc” means megawatts, direct current;

•	“MWh” means megawatt per hour;

•	“Noga” or the "System Operator” means Noga – Independent System Operator Ltd, which acts as the System Operator in Israel;

•	“capacity” or “installed capacity” means, with respect to each asset, 100% of the capacity of such asset, regardless of OPC’s ownership interest in the entity that owns such asset;

•	“OPC Israel” or OPC Holdings Israel Ltd., is an Israeli corporation which owns and operates OPC’s businesses in Israel, in which OPC holds an 80% interest;

•	“OPC Partnerships Activity Gat Ltd.” is a privately-held company, which indirectly holds an interest through existing partnerships in the Gat Power Plant;

•	“OPC Power” means OPC Power Ventures LP;

•	“PPA” means power purchase agreement;

•	“Rotem” means O.P.C. Rotem Ltd., an Israeli corporation, in which OPC Israel has an 100% interest;

•	“Sorek 2” means OPC Sorek 2 Ltd.;

•
the “System Operator” has the meaning as defined in Section 1 of the Israeli Electricity Sector Regulations (Private Conventional Electricity Producer), 2005 entrusted by the Israeli government to manage and operate Israeli electrical grid; currently Noga acts as the System Operator;

•
“Tamar” means Tamar reservoir, a gas field located 90 km west of Haifa, Israel with estimated reserves of natural gas of approximately 13.17 tcf or approximately 373 BCM; the gas field is owned and operated by the Tamar Group consisting of Isramco Negev 2 Limited Partnership, Chevron Mediterranean Ltd., Tamar Investment 1 RSC Limited, Tamar Investment 2 RSC Limited, Dor Gas Exploration Limited Partnership, Everest Infrastructure Limited Partnership and Tamar Petroleum Ltd. (the “Tamar Group”);

•	“tcf” means trillion cubic feet, a volume measurement of natural gas;

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

•	“Zomet” means Zomet Energy Ltd., an Israeli corporation in which OPC has a 100% interest;

•	“Veridis” means Veridis Power Plants Ltd which owns 20% of OPC Israel; OPC and Veridis are party to a shareholders’ agreement which governs the relationship between OPC and Veridis in OPC Israel; and

•	the “War” refers to a deadly attack by the Hamas terrorist organization on communities in the Gaza Strip in the southern part of Israel on October 7, 2023 and the military actions that followed.

v

FINANCIAL INFORMATION

We produce financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, or IFRS, and all financial information included in this annual report is derived from our IFRS financial statements, except as otherwise indicated. In particular, this annual report contains certain non-IFRS financial measures which are defined under “Item 5 Operating and Financial Review and Prospects” and “Item 4.B Business Overview—Our Businesses—OPC’s Business.”

Our consolidated financial statements included in this annual report comprise the consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2024, 2023 and 2022 and the consolidated statements of financial position as of December 31, 2024 and 2023. We present our consolidated financial statements in U.S. Dollars.

All references in this annual report to (i) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel); (ii) “RMB” are to Yuan, the legal currency of the People’s Republic of China, or China; and (iii) “U.S. Dollars,” “$” or “USD” are to the legal currency of the United States of America (“United States” or “U.S.”).

This annual report contains translations of certain RMB and NIS amounts into USD at certain foreign exchange rates solely for the convenience of the reader. All convenience translations from RMB or NIS to USD are based on the certified foreign exchange rates published by the Federal Reserve Board of Governors and foreign exchange rates published by the Bank of Israel, respectively, on December 31, 2024, which was RMB 7.300 per USD and NIS 3.647 per USD, respectively. In our consolidated financial statements, convenience translations into U.S. Dollars are made at the prevailing exchange rate at the time of the relevant transaction or agreement. The convenience translations contained in this annual report should not be construed as representations that the RMB or NIS amounts referred to herein actually represent the USD amounts in the convenience translations presented or that they could have been or could be converted into USD at the exchange rate used in the convenience translations or at any particular rate.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

NON-IFRS FINANCIAL INFORMATION

In this annual report, we disclose non-IFRS financial measures, namely EBITDA and adjusted EBITDA including proportionate share of adjusted EBITDA of associated companies for OPC, each as defined under “Item 5 Operating and Financial Review and Prospects.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA after proportionate consolidation provides transparent and useful information to investors and financial analysts in their review of these businesses’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

MARKET AND INDUSTRY DATA

Certain information relating to the industries in which each of businesses operate and their position in such industries used or referenced in this annual report were obtained from internal analysis of such businesses, surveys, market research, publicly available information and industry publications. Unless otherwise indicated, all sources for industry data and statistics are estimates or forecasts contained in or derived from such businesses or industry sources we believe to be reliable. Market data used throughout this annual report was obtained from independent industry publications and other publicly available information. Such data, as well as surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. In addition, in certain cases we have made statements in this annual report regarding the industries in which each of our businesses operate and their position in such industries based upon the experience of our businesses and their individual investigations of the market conditions affecting their respective operations. We cannot assure you that any of these statements are accurate or correctly reflect the position of our businesses in such industries, and none of our internal surveys or information has been verified by independent sources.

Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based upon market research, which itself is based upon sampling and subjective judgments by both the researchers and the respondents. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this annual report should be viewed with caution.

PRESENTATION OF OPC CAPACITY AND PRODUCTION FIGURES

Unless otherwise indicated, statistics provided throughout this annual report with respect to power generation units are expressed in MW, in the case of the capacity of such power generation units, and in GWh, in the case of the electricity production of such power generation units. One GWh is equal to 1,000 MWh, and one MWh is equal to 1,000 kWh. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Unless otherwise indicated, OPC’s capacity figures provided in this annual report reflect 100% of the capacity of all of OPC’s assets, regardless of OPC’s ownership interest in the entity that owns each such asset. For information on OPC’s ownership interest in each of its operating companies, see “Item 4.B Business Overview—Our Businesses—OPC’s Business.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include statements relating to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts and include statements contained in the sections entitled “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

These forward-looking statements include statements relating to:

•	our goals and strategies;

•	the strategies, business plans and funding requirements of our businesses;

•	expected trends and projections in the industries and markets in which our businesses operate;

•	our tax status and treatment and expected status and treatment under relevant regulations;

•	our share repurchase plan;

•	our treasury activities;

•	statements relating to litigation and arbitration; and

•	critical accounting estimates and the expected effect of new accounting standards on Kenon;

•	with respect to OPC:

•	OPC’s and CPV’s strategy;

•
the expected cost and timing of commencement and completion of construction and development projects and projects under development, as well as the anticipated installed capacities and expected performance of such projects, including the required license and approvals for the development of and financing for projects;

•	expected macroeconomic trends in Israel and the US, including the expected growth in energy demand;

•	potential new projects and existing projects;

•	gas supply agreements;

•	dividend policy;

•	expected trends in energy consumption;

•	regulatory developments;

•	anticipated capital expenditures, and the expected sources of funding for capital expenditures;

•	projections for growth and expected trends in the electricity market in Israel and the US; and

•	the impact of the War;

•	with respect to Qoros:

•	statements relating to the agreement to sell Kenon’s remaining interest in Qoros to the Majority Qoros Shareholder; and

•	statements with respect to the litigation and arbitration relating to Qoros.

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

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this annual report with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what is indicated in such forward-looking statements.

This report includes statements express as expectations, beliefs, estimates or similar expressions of OPC or CPV.  Such statements are expectations, beliefs, estimates (or similar) of OPC or CPV, as applicable, and are based on statements included in OPC’s annual report and board of directors report for the year ended December 31, 2024.

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

Our business, financial condition, results of operations, prospects and liquidity can suffer materially as a result of any of the risks described below. The risks discussed below are not the only ones we face. We are also subject to the same risks that affect many other companies, such as labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our businesses. Our businesses routinely encounter and address risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.

Risks Related to Our Strategy and Operations

OPC including its subsidiary CPV Group will require additional financing for construction and development projects and any new business which we may acquire may also have financing requirements

OPC’s business in Israel has projects under construction and in development projects that will require additional financing.  In addition, CPV Group, OPC’s subsidiary in the United States, has a number of projects under construction and in development that will require financing.

To the extent that OPC raises equity financing at the OPC level, we may participate in such equity raise, which would reduce our cash and cash equivalents available for other purposes such as dividends and investments in or acquisitions of new businesses.  Kenon participated in OPC equity raises in 2024, 2022 and 2021 and may participate in OPC equity raises in the future.  If we do not participate in such an equity raise at all or at least pro rata with our existing holdings, our ownership interest in OPC would be reduced.

CPV requires capital for the development, construction or acquisition of existing and future projects. Accordingly, CPV has raised and is expected to raise additional debt and equity financing including at the level of its projects.  In 2024, CPV Renewables, a subsidiary of CPV Group, raised equity financing of $300 million in exchange for 33.33% of its equity interests, of which as of March 31, 2025, $200 million had been funded.  This investment diluted our indirect interest in CPV Renewables and we face similar dilution risks in connection with other investments in CPV or other subsidiaries of CPV or OPC.  Difficulty in obtaining the required capital (which may be significant, considering the advanced projects by the CPV Group) may prevent the CPV Group from being able to execute its plans and strategy, at all or with considerable delay. Additional financing for CPV Group may involve equity financing at the CPV Group level which would dilute OPC (to the extent OPC is not the investor), which would indirectly dilute Kenon’s interest in CPV.

In addition to OPC and its businesses, any other business we may acquire or in which we may make an investment may require additional financing and may seek to raise debt or equity financing.

Kenon may seek to raise financing at the Kenon level to make investments or acquisitions in its existing or new businesses. In the event that Kenon or one or more of our businesses requires capital, Kenon may provide financing by (i) utilizing cash on hand, (ii) issuing equity in the form of shares or convertible instruments (through a pre-emptive offering or otherwise), (iii) raising debt financing at the Kenon level, (iv) using funds received from distributions from its interests in its businesses, (v) selling part, or all, of its interest in any of its businesses and using the proceeds from such sales, or (vi) providing guarantees or pledging collateral in support of the debt of Kenon or its businesses. To the extent that Kenon raises debt financing, any debt financing that Kenon incurs may not be on favorable terms, may impose restrictive covenants that limit how Kenon manages its investments in its businesses, and may also limit dividends or other distributions by Kenon. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices.

External financing may not be available to us, to fund investments we seek to make or to meet our obligations on reasonable terms or at all. Kenon may sell assets to fund any investments it seeks to make or to meet Kenon’s obligations, and its ability to sell assets may be limited. Any sales of assets may not be at attractive prices, particularly if such sales must be made quickly.

Our directors have broad discretion on the use of the capital resources for investments in our businesses or other investments or other purposes and we may make investments or acquisitions in our existing or new businesses. Kenon has provided loans and guarantees and made equity investments to support its businesses, such as investments in OPC (including equity investments in 2024, 2022 and 2021), and may provide additional loans to or make other investments in or provide guarantees in support of its businesses. Kenon’s liquidity requirements will increase to the extent it makes additional investments in or grants additional guarantees to support its businesses. To the extent Kenon uses cash on hand or other available liquidity to make an investment in existing or new businesses, it will reduce amounts available for distribution to shareholders.

We face risks in connection with our strategy, which includes potential acquisitions or investments in new or existing businesses and we may fail to identify opportunities or consummate investments and acquisitions on favorable terms, or at all, in existing or new businesses.

Our strategy contemplates making investments or acquisitions in its existing or new businesses. Our success in executing this strategy depends on our ability to successfully identify and evaluate investment opportunities or consummate acquisitions on favorable terms.

The identification of suitable investment or acquisition opportunities can be difficult, time-consuming and costly, and it is challenging to identify and successfully consummate investments or acquisitions that meet our objectives. As a result, we may not identify or successfully complete investment or acquisitions that we target, which may impede execution of our strategy.

We expect that any such acquisitions or other investments would be in established industries, would be substantial and that we would be actively involved in the operations and promoting the growth and development of such businesses. In addition, we do not expect that any such acquisitions or other investments would be in start-up companies or focused on emerging markets. While the foregoing set forth our current expectations as to potential investments, we are not limited by the foregoing criteria and we have broad discretion as to how we deploy our capital resources and may make investments or acquisitions that differ, potentially significantly, from those contemplated by the foregoing criteria. Accordingly, we may make acquisitions or other investments that we are not in accordance with our currently expected investment criteria.

Our ability to consummate future investments and acquisitions may also depend on our ability to obtain any required government, regulatory or corporate approvals for such investments, including any approvals in the countries in which we may purchase assets in the future or in the United States. Our ability to consummate future investments or acquisitions may also depend on the availability of financing. See “—Disruptions in the financial markets could adversely affect OPC, Kenon or any businesses Kenon may acquire, which may not be able to obtain additional financing on acceptable terms or at all.”

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

Disruptions in the financial markets could adversely affect OPC, Kenon or any businesses Kenon may acquire, which may not be able to obtain additional financing on acceptable terms or at all.

OPC accesses capital and lending markets for various purposes, which may include raising funding for the repayment of indebtedness, acquisitions, capital expenditures or for general corporate purposes. Any other business that Kenon may acquire may also seek to access the capital and lending markets. Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses or to make new investments. The ability of Kenon or its businesses to access capital markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. Disruptions in the capital or credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of OPC or any business we may acquire, which are or may be used as collateral in financing agreements, could also impact access to financing. The high levels of inflation and interest rates as well as geopolitical developments including the war in Ukraine and the War in Israel have adversely impacted financial markets and the cost of debt financing and have increased volatility in financial markets.

The availability of financing and the terms thereof is impacted by many factors, including: (i) our or our business’s financial performance, (ii) credit ratings or absence of a credit rating, (iii) the liquidity of capital markets generally, (iv) the state of the global economy, including inflation and interest rates and (v) geopolitical events such as the Russian invasion of Ukraine and the War in Israel. There can be no assurance that Kenon or its businesses will be able to access the capital markets on acceptable terms or at all. If Kenon or its businesses deem it necessary to access financing and are unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity.

We are subject to volatility in the capital markets.

Financial market conditions were volatile in 2024 and remain volatile, and these conditions could become worse.

As our holding in OPC is publicly traded (and to the extent any of our other holdings in companies are listed in the future), we are exposed to risks of downward movement in market prices. In addition, large holdings of securities can often be disposed only over a substantial length of time. Accordingly, under certain conditions, we may be forced to either sell our equity interest in a particular business at lower prices than expected or defer such a sale, potentially for a long period of time.

We have in the past, and may in the future sell or distribute interests in listed companies in which we have ownerships and we have and may enter into lockup agreements with respect to our shares in listed companies in connection with offerings by those companies, and in some cases, we may enter into a lockup agreement. In addition, we are subject to securities laws restrictions on resales, including in the United States, to the extent we are an affiliate of the issuer, or hold restricted shares, the requirement to register resales with the U.S. Securities and Exchange Commission (the “SEC”) or to make sales under a relevant exemption.

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

As we have now sold all of our interests in ZIM, our significant holding is our interest in OPC, so our cash flows are particularly dependent on any dividends from OPC and investments we may make in OPC.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which each respective company is incorporated, there may be numerous and significant tax or other legal restrictions on the ability of Kenon’s businesses to remit funds to us, or to remit such funds without incurring significant tax liabilities or incurring a ratings downgrade.

We are exposed to risks in connection with our treasury management activities.

We use various treasury management instruments as part of our cash management and treasury activities.  We face risks in connection with such treasury management instruments including risks of decline in the value of our treasury instruments or default and risks relating to changes in interest rates, currency exchange rates or market conditions that otherwise impact the value of our treasury instruments. We also face risks in connection with term instruments we may use that require us to hold the instrument for a fixed period of time as such instruments could impair our access to cash when needed, e.g. to fund potential investments or acquisitions.  In addition, we face counterparty risks in connection with treasury instruments, including the risk of insolvency of banks or other counterparties with which we are engaged in our treasury management activities.  We also face such risks in connection with any currency, interest rate or other hedging activities we may enter into.

We do not have the right to manage, and in some cases do not control, some of our businesses, and therefore we may not be able to realize some or all of the benefits that we expect to realize from our businesses.

We own 12% of Qoros. In addition, OPC’s CPV business holds minority interests in a significant portion of its operations. Our ability to control the development and operation of these investments may be limited, and we may not be able to realize some or all of the benefits that we expect to realize from these investments. For example, we may not be able to cause these businesses to make distributions to us in the amount or at the time that we may need or want such distributions.

In addition, we rely on the internal controls and financial reporting controls of our businesses and any failure by our businesses to maintain effective controls or to comply with applicable standards could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements requires the prompt receipt of financial statements that comply with applicable accounting standards and legal requirements from each of our subsidiaries and associated companies, some of whom rely on the prompt receipt of financial statements from each of their subsidiaries and associated companies. Additionally, in certain circumstances, we may be required to file with our annual report on Form 20-F, or a registration statement filed with the SEC, financial information of associated companies (including companies that were associated companies during the 3 years of financial statements included in our annual reports, such as ZIM) which has been audited in conformity with SEC rules and regulations and relevant audit standards. We may not, however, be able to procure such financial statements, or such audited financial statements, as applicable, from our subsidiaries and associated companies and this could render us unable to comply with applicable SEC reporting standards.

Our businesses are leveraged.

Some of our businesses are significantly leveraged. As of December 31, 2024, OPC had $1,267 million of outstanding indebtedness and OPC’s proportionate share of debt (including accrued interest) of CPV’s associated companies was $1,203 million.  We and any business we may acquire may incur additional or have debt financing.

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

We understand that Qoros continues to have significant external loans and borrowings, all of which we understand is in default and has been accelerated.

We face risks in relation to our remaining 12% interest in Qoros, including risks relating to the enforcement and/or collection of the arbitration award and guarantee award in our favor.

Kenon holds a 12% interest in Qoros.

In April 2021, Kenon’s subsidiary Quantum (which holds Kenon’s share in Qoros) entered into an agreement (the “Sale Agreement”) with the Majority Qoros Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $214 million), and Baoneng Group provided a guarantee of the Majority Qoros Shareholder’s obligations under the Sale Agreement. The Majority Qoros Shareholder did not make any of the required payments under the Sale Agreement, and in the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Qoros Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission (“CIETAC”). In February 2024, CIETAC issued a final award, not subject to any conditions, in favor of Quantum (the “CIETAC Award”). The tribunal ruled that the Majority Qoros Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $260 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $233 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. In July 2024, Baoneng Group filed an application with the Beijing No. 4 Intermediate Court (the “Beijing Court”) to set aside the CIETAC Award (the “Set Aside Application”). In November 2024, the Beijing Court issued a decision dismissing the Set Aside Application, and such decision is final and is not subject to appeal in accordance with the laws of the People’s Republic of China.

In connection with this arbitration, Kenon has obtained a court order freezing assets of Baoneng Group, primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses; such assets are also subject to freezing orders by other creditors and the orders obtained by Kenon are at various rankings as among creditors.  As the Majority Qoros Shareholder and Baoneng Group failed to uphold their payment obligations under the CIETAC Award, Kenon has initiated enforcement proceedings before the Shanghai No. 2 Intermediate Court (“Shanghai Court”) to enforce the CIETAC Award. The enforcement proceedings are currently ongoing.

Any value that could be realized in respect of this award is subject to significant risks and uncertainties, including the risk that Quantum may be unable to enforce the award or otherwise collect the amounts awarded or otherwise owing to it, risks relating to any action that may be taken seeking to challenge enforcement of the award, risks relating to the process for enforcement of judgments in this proceeding/jurisdiction, risks relating to the financial condition of the parties subject to the award, risks related to the value in respect of any frozen assets pursuant to court orders as well as the risk of competing claims and Kenon’s ability to realize any value in respect of such assets or otherwise in connection with the award, including the risk that Kenon does not realize any value from such assets or any value that is realized is less than the amounts owed to Kenon and other risks and uncertainties, which could impact Quantum’s ability to realize any value from this award.

In connection with its initial investment in Qoros, the Majority Qoros Shareholder had agreed to assume Quantum’s obligations relating to Quantum’s pledge of its remaining shares in Qoros. In lieu of assuming such pledge obligations, Baoneng Group provided a guarantee to Kenon in respect of a number of matters, including an obligation for Baoneng Group to reimburse Kenon in the event that Quantum’s shares are foreclosed upon and an obligation for Baoneng Group to deposit into escrow amounts sufficient to protect Kenon against losses in the event of a foreclosure over Quantum’s shares in Qoros by having amounts available to repay any defaulted amounts.  In November 2021, Kenon filed a claim for specific performance against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by Baoneng Group; the case was transferred to the Supreme People’s Court for trial. The Supreme People’s Court upheld Kenon’s claim for specific performance against Baoneng Group, ordering Baoneng Group to open an escrow account on behalf of Kenon and to deposit approximately RMB 1.4 billion (approximately $192 million) into the escrow account (the “Guarantee Award”).  In connection with the Guarantee Award (and in addition to the asset freeze order obtained in connection with the CIETAC Award), Kenon has obtained a court order freezing assets of Baoneng Group, primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses; such assets are also subject to freezing orders by other creditors and the orders obtained by Kenon are at various rankings as among creditors. Baoneng Group failed to uphold its obligations under the Guarantee Award, and Kenon initiated enforcement proceedings before the Shanghai Court to enforce this award. The enforcement proceedings are currently ongoing. There is no assurance as to the outcome of these proceedings. There is also no assurance that Baoneng Group will pay or has the ability to pay the judgments against it in our favor. The Court has directed the parties to engage in discussions.

We understand that Qoros has been in default under certain loan facilities for a number of years, including its RMB 1.2 billion loan facility, which is secured by, among other collateral, all of Kenon’s shares in Qoros. The lenders under Qoros’ RMB 1.2 billion loan facility have obtained a court order in respect of a payment default by Qoros, pursuant to which the lenders may take steps to enforce pledges over Qoros’ assets and other security for the loan including the shares in Qoros pledged by its shareholders to secure the loan, including Quantum’s pledge of its 12% interest in Qoros. Baoneng Group filed an appeal against this court order with the Beijing High Court, which was subsequently dismissed in July 2024.  We have become aware that various banks have brought proceedings to foreclose on the pledged assets in respect of certain of Qoros’ defaulted loans, which may result in the foreclosure of our Qoros shares.  Accordingly, we face risks in connection with any enforcement by the lenders and the impact thereof.

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

OPC has significant operations in Israel as well as operations in the United States.  We also have a 12% ownership in Qoros and judgments have been awarded in our favor in connection with our arbitration and litigation claims relating to our interest in Qoros.  Such judgments, which have not yet been paid to us (and are subject to risks as described elsewhere in this annual report), are denominated in RMB.  Any businesses we may acquire may have facilities and generate costs and revenues in geographic regions across the globe.  Accordingly, we face risks in connection with foreign exchange rate fluctuations.

As a result of our ownership of a majority interest in and consolidation of OPC, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than U.S. Dollars. In addition, OPC is subject to exchange rate fluctuations in its operations in Israel, and a portion of its PPAs and its supply arrangements are determined by reference to the NIS to USD exchange rate. OPC is also indirectly influenced by changes in the U.S. Dollar to NIS exchange rate, including as a result of the following factors: (i) OPC’s investment in CPV which operates in the United States, (ii) the previous and expected investments in CPV’s new and existing projects and (iii) the IEC electricity tariff being partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars.

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

Certain of OPC’s indebtedness bears interest at variable, floating rates. In particular, some of this indebtedness is in the form of Consumer Price Index (the “CPI”)-linked, NIS-denominated bonds. We, or our businesses, may incur further indebtedness in the future that also bears interest at a variable rate or at a rate that is linked to fluctuations in a currency in the form of other than the U.S. Dollar. Any hedging of such exposure may not be effective in managing changes in interest rates. Accordingly, increases in interest rates or changes in the CPI could have a material adverse effect on our or OPC’s, financial condition, results of operations or liquidity.

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

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., natural gas for OPC Israel and CPV Group, and solar panels and wind turbines for CPV Group), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited or sole source suppliers. For more information on the risks relating to supplier concentration in relation to OPC, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC depends on infrastructure, securing space on the grid and infrastructure providers.”

A disruption in deliveries from these and other third-party suppliers, contract manufacturers or service providers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities, including as a result of the War in Israel, catastrophic events or global inflation have had, and could have an adverse effect on the ability of our businesses to meet their commitments to customers or could increase their operating costs. Our businesses could encounter supply problems and may be unable to replace a supplier that is not able to meet their demand in either the short- or the long-term; these risks are exacerbated in the case of raw materials or component parts that are sourced from a single-source supplier. For example, there are only a limited number of suppliers of natural gas in Israel and the War increases risks relating to access to gas supply. Furthermore, quality and sourcing issues experienced by third-party providers can also adversely affect the quality and effectiveness of our businesses’ products and/or services and result in liability and reputational harm that could have a material adverse effect on our business, financial condition, results of operations or liquidity. Furthermore, changes to tariff policy applicable to the importation of raw materials and products to the United States may affect the costs of equipment required for the CPV Group projects.

Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of December 31, 2024, OPC employed 124 employees in Israel and 167 employees in the United States. Our businesses have experienced and could experience strikes, industrial unrest, work stoppages or labor disruptions. Any disruptions in the operations of any of our businesses could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage or other disruption at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available. In addition, as a result of the War, OPC may face personnel availability issues due to drafting as reservists, and their absence may disrupt OPC’s businesses.

A disruption in our and each of our business’ information technology systems, including incidents related to cyber security, could adversely affect our business operations.

Our business operations, and the operations of our businesses, rely upon the accuracy, availability and security of information technology systems for data processing, storage and reporting. As a result, we and our businesses maintain information security policies and procedures for managing such information technology systems. However, such security measures may be ineffective and our information technology systems, or those of our businesses, may be subject to cyber-attacks. A number of companies around the world have been the subject of cyber security attacks in recent years, including in Israel where OPC operates. Other Israeli businesses face cyber-attack campaigns, and it is believed the attackers may be from hostile countries. These attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other perpetrators of corporate espionage.

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

The global nature of our operations means that we are subject to legal and compliance risks and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, may arise from time to time. We could be found to be operating in violation of any existing or future laws or regulations. A failure to comply with or properly anticipate applicable laws or regulations could have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

The U.S. Foreign Corrupt Practices Act, or the “FCPA”, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen substantial anti-bribery law enforcement activity, with aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, enforcement activity by non-U.S. regulators, and criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. We operate, through our businesses, in some parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of OPC’s customers and end users are involved in construction and energy production, they are often subject to increased scrutiny by regulators. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity. We face risks with respect to compliance with the FCPA and similar anti-bribery laws through any new companies that we may acquire and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.

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

The price of electricity for OPC’s customers is directly affected by the electricity generation component tariff, and such tariff is the basis of linking the price of natural gas pursuant to gas purchase agreements, and therefore OPC is exposed to changes in the electricity generation component. A decrease in the electricity tariffs and changes in the tariff structure or related components, such as structure of demand time clusters published by the EA, and specifically the tariff of the generation component, may have a material adverse effect on OPC’s profits and operating results. A decrease in the generation component tariff will result in a deterioration in OPC’s operating results. For example, changes in the electricity generation component (including changes in the structure of the electricity generation component), which is published by the EA (which may be caused by various factors, including changes in exchange rates, the cost of the IEC’s fuels, changes in the attribution of costs to the generation component or system costs), impact OPC’s revenues from sales to private customers and cost of sales. This is because the price of electricity provided in the agreements between OPC and its customers is directly affected by the generation component, and the generation component serves as the basis for linking the natural gas price under the gas purchase agreements.

Furthermore, the gas price formula set in the gas agreements of OPC is linked to the electricity generation component and is subject to the Minimum Price. Therefore, when the gas price is equal to or lower than the Minimum Price, reductions in the generation component will not cause a reduction in the cost of natural gas consumed by Rotem and Hadera, but rather will reduce the profit margins and will have an adverse effect on OPC’s profits. In addition, fundamental changes to the generation component’s structure and the manner in which it is determined involve uncertainty, and may adversely affect OPC’s revenues in Israel, whether due to rates being lower than the current rates or because of uncertainty regarding parameters used for determination of the generation component. The EA has proposed several changes which may lead to increased uncertainly regarding regulation of the electricity sector, including an invitation regarding changes in the generation component tariff structure.

OPC is subject to changes in the electricity market and technological changes.

OPC is engaged in electricity generation and supply using a range of technologies, including conventional technology (mainly natural gas), and renewable energy (in the United States), including as part of projects under development (including projects with carbon capture potential in the United States) and construction. OPC is working to expand its renewable energy activities in Israel and the United States, while potentially incorporating technologies involving carbon capture. A delay or failure to adopt new production technologies, as well a failure to manage and lead internal organizational innovation or other processes or to adjust the transactions to the developments in the supply chain, may lead to OPC missing out on business opportunities and impairing the prospect of positioning OPC as a leader in the industry, or to a decrease in its market share. The increase in market share of renewable energies in Israel’s generation mix, and the setting of emission reduction targets and standards by the Israeli government may lead to decreased generation using conventional energy, including OPC’s generation facilities, as well as reduce the production operations at the Rotem Power Plant (including in view of its location). In addition, a preference by OPC’s customers for renewable energies may have an adverse effect on the demand for OPC’s products and its results.

OPC is leveraged and may be unable to comply with its financial covenants and undertakings under its financing agreements (including equity subscription agreements), or meet its debt service or other obligations.

As of December 31, 2024, OPC had $1,267 million of consolidated indebtedness. The debt instruments to which OPC and its operating companies are party to require compliance with certain covenants and limitations.

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

In addition, distributions (including the repayment of shareholders’ loans) may be subject to compliance with certain financial covenants. Financing agreements impose certain restrictions in connection with a change of control in OPC, expiry of licenses, termination or change of material agreements and other circumstances. Failure to comply with such covenants or the occurrence of any of the specified events set out in the agreements may restrict distributions by OPC, increase finance costs, result in acceleration of indebtedness, increase collateral or equity contributions, or trigger demand by the lenders for immediate repayment or result in enforcement of collateral or guarantees provided by OPC, any of which may have an adverse effect on OPC, and could trigger cross-default provisions in OPC’s financing agreements.

OPC may face restrictions on raising debt financing.

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

Under the trend, existing and potential investors and other stakeholders (including customers) may take into account ESG considerations relating to environmental, social and corporate governance aspects as part of their investment and business policies, including in relation to the provision of financing. Furthermore, existing or new regulatory provisions, particularly environmental regulations, may result in significant costs to OPC. These trends may have an adverse effect on OPC’s business and financial position, including loss of customers, restricting OPC’s ability to implement its growth plan or the hiring of new employees, impairment of assets, an increase in the price of debt, erosion of OPC’s value, or an adverse effect on OPC’s market position.

OPC’s operations are significantly influenced by regulations.

OPC is subject to significant government regulation. See “Item 4.B Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters.” OPC is exposed to changes in these regulations as well as changes to regulations applicable to sectors that are associated with the company’s activities. Various regulations and changes in regulation may have an adverse effect on OPC’s activity and results or on its terms of engagement with third parties, such as its customers and suppliers, including natural gas suppliers. Furthermore, regulatory processes might lead to delays in obtaining permits and licenses (for example, the pending proceedings relating to CPV Valley’s Title V permit), the imposition of penalties, the filing of criminal indictments or the instigation of administrative proceedings against OPC and its management, and damage to OPC’s reputation. In recent years, the industry in which OPC operates has been subject to frequent regulatory changes, and OPC believes that further regulatory changes may be implemented in the coming years, including due to the development of the independent electricity generation market in Israel according to the Israeli Government’s goals and development of incentives and renewable energies in Israel and worldwide. Regulatory changes can also impact OPC’s results of operations. For example, there were significant revisions to the tariff structure in Israel in 2023, which impacted OPC’s results. Regulatory changes, changes in regulators’ policy or in their interpretation of the regulations may have various impacts on the power plants owned by OPC or the power plants it intends to develop (as well as on the economic viability of the construction of new power plants) or the economic viability of taking part in tenders in this area. The regulations that impact OPC may apply pursuant to competition laws or in the context of promotion of competition. OPC’s markets, particularly Israel, are characterized by frequent regulatory changes. Regulatory developments relating to OPC or its competitors, and changes in the regulatory schemes applicable to OPC or its competitors, may have a material adverse effect on OPC’s results and its competitive position.

Furthermore, OPC is subject to legislation and regulation whose objective is to protect the environment and to reduce damages from environmental nuisances by, among other things, imposing restrictions on noise, emission of pollutants, and treatment of hazardous substances. Failure by OPC to comply with new or revised legislation, inadequate interpretation of the provisions of the law, failure to apply controls and monitor the implementation of and compliance with the provisions of applicable law and regulations or the terms of licenses, failure to obtain permits or licenses or non-renewal of licenses or stricter licensing terms, the imposition of stricter regulations to independent power producers or a failure to comply with such regulations may lead to OPC’s incurring expenses or being required to make significant investments or may have a material adverse effect on OPC’s results. Furthermore, adoption and implementation of ESG objectives or requirements set by various organizations, voluntarily or pursuant to new regulatory provisions, may expose OPC to additional requirements or, in the event of failure to comply with the objectives or requirements, to restrictions on making investments and obtaining credit, and impair its operations.

Additionally, OPC requires certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. For example, in February 2023, the EA proposed a resolution to, among other things, grant a supply license to Rotem. Rotem was granted a supply license effective as of July 1, 2024 for the period of Rotem’s production license. The license addresses the application of certain standards to Rotem, including those regarding deviations from consumptions plans submitted by private electricity suppliers and the application and criteria of the complementary arrangements in light of the EA’s stated intention to align the regulation that applies to Rotem with the regulation applicable to other manufacturers entering into bilateral transaction, thereby allowing Rotem to operate in the energy market in a manner that is similar to that of other electricity generation facilities that are allowed to conduct bilateral transactions.

OPC faces risks relating to gas supply agreements, the System Operator and the IEC and PPAs.

OPC has agreed to purchase minimum quantities in its gas supply agreements

In accordance with gas supply agreements, OPC Israel group companies are in some cases required to consume minimum quantities of gas set forth in gas supply agreements (a “take or pay” undertaking), or to undertake to purchase gas from the gas supplier. Failure to consume the minimum quantities of gas may be caused by, among other things, an operative malfunction as a result of which it would be impossible to generate electricity, or a material decrease in generation needs, including due to lower generation quantities prescribed by the System Operator. The acquisition of gas in quantities lower than what is required under the contractual obligation may expose OPC group companies that are party to such gas supply agreements to additional payment obligations to gas suppliers.

In addition, from the commercial operation date of the Karish Reservoir (which began commercial operations in 2023), the total take or pay obligation to Energean and Tamar by Rotem and Hadera is expected to be higher than the obligation prior to the operation of the Karish Reservoir, although a utilization or sale of the gas surpluses may, to a certain extent, offset such obligations.

Unavailability of OPC’s power plants or deviation by OPC’s power plants from the PPAs terms, regulatory schemes, the terms and conditions of the generation license, or relevant covenants.

Unavailability of OPC’s power plants as required in accordance with the terms of the PPAs, relevant regulatory schemes (for example, with respect to the Zomet Power Plant), the terms and conditions of the generation license, or relevant covenants may expose OPC Israel group companies to excess payments or breaches of their obligations, disputes with the System Operator or detract from their ability to benefit from the arrangements applicable to them (as applicable).

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

Existing regulation, such as competition laws, regulations under the Israeli Law for Promotion of Competition and Reduction of Concentration, enacted in 2013 (the “Market Concentration Law”) or regulations under the Israeli Electricity Sector Law, 5756-1996 (the “Electricity Sector Law”) may lead to the imposition of certain restrictions, including restrictions on maximum capacity or scope of sales to consumers, which may limit the expansion of OPC’s activity in Israel.

OPC believes that the capacity set in the generation licenses (in accordance with conditional and permanent generation licenses) of entities, which are considered related parties of OPC, is deemed to be held by a single “person.” OPC has estimated that the held capacity attributed to it is approximately 1,500 MW. Furthermore, in accordance with the relevant regulation, holding a stake of 5% or more in OPC or its Israeli investees (including Veridis’ holdings in OPC Israel) may result in the capacity set in the licenses of the holder of such a stake (or its shareholders) being attributed to OPC. Therefore, the capacity attributed to OPC (plus the capacity attributed to entities that may be considered related parties for that purpose) may prevent OPC from making certain acquisitions or executing certain projects, thereby limiting OPC’s ability to expand its activity in Israel. Furthermore, OPC is included in the list of concentrated entities, and accordingly is subject to the restrictions applicable to concentrated entities and significant non-financial corporations.

OPC faces risks in connection with entry (or attempts to enter) into new markets, to complete acquisitions, or to integrate acquired operations.

Expanding OPC’s activity into other markets and geographic regions involves risk factors, which are specific to those markets, including local regulations and the economic and political situation in those markets. Furthermore, operating in other markets depends on various factors, including knowledge of the market, identifying transactions that will suit OPC, conducting due diligence, recruiting suitable employees and securing any required financing. A failure to satisfy one or more of the foregoing factors may adversely affect the success of projects in such markets and OPC’s operations and results.

Furthermore, the integration of significant new operations into the existing operations requires the integration of various processes, including control and information flow processes, the integration of management processes, integration of financial reporting, the integration of the new operations and human resources, as well as OPC’s understanding of the market in which the acquired activity operates and the integration of its business strategy and development plans.

Failure of one or more of the foregoing factors may adversely affect the realization of the potential of the acquisition.

Some of OPC’s projects are not, and future projects may not be, wholly owned by OPC.

OPC does not own and will not own all of OPC’s existing projects or holdings (including OPC Israel, OPC Power and most of the projects of CPV Group) and future projects. A less than 100% stake in projects or holdings might restrict OPC’s flexibility when conducting its activities, including entering into agreements with other holders of rights in such projects. This can also restrict OPC’s ability to take actions that would be available as a 100%-owner of a project.

Changes in the foreign exchange rates (especially with respect to the USD), the CPI in Israel, and interest rates could adversely affect OPC.

Foreign exchange rates (especially with respect to the USD)

As part of its activity in Israel, OPC is exposed to changes in the exchange rates, mainly to the U.S. Dollar exchange rate, both directly and indirectly, due to: a substantial portion of its revenues being linked with the generation tariff (which is partly affected by changes in the U.S. Dollar exchange rate); and the natural gas purchases, some of which are U.S. Dollar linked and/or denominated in U.S. Dollar, and are linked to the generation tariff and include floor prices in U.S. Dollar.

Therefore, an appreciation of the U.S. Dollar increases the cost of natural gas purchased by OPC, although the structure of OPC’s revenues mitigates this impact to some extent. However, since the generation component is generally updated once a year in accordance with the methodology prescribed by the EA, there may be timing gap and other issues between the appreciation effect of the U.S. Dollar on OPC’s gas cost and its effect on OPC’s gross margin. Such timing difference may adversely affect OPC’s profitability and cash flows in the short term. In the long term, an appreciation of the U.S. Dollar will lead to a higher generation tariff, and accordingly to higher revenues for OPC, but also to a corresponding increase in gas costs, such that OPC’s profitability may be adversely affected. Furthermore, from time to time, OPC also enters into significant construction and maintenance contracts in various currencies, specifically the U.S. Dollar and the Euro. From time to time, and in accordance with its business considerations and risk management policy, OPC uses currency forwards. However, there is no certainty as to the mitigation of the exposure to exchange rates under such currency forwards, and OPC may incur costs associated with such forwards.

With respect to OPC’s investment in CPV Group, which operates in the United States, and whose functional currency is the U.S. Dollar, generally, a decrease in the exchange rate adversely effects the value of OPC’s U.S. Dollar-denominated investment and OPC’s net income and equity which are translated to OPC’s functional currency (NIS). If there is a need to raise NIS-denominated sources in Israel to fund the investments in CPV Group’s backlog of projects under development, an increase in the exchange rate of U.S. Dollar may trigger higher funding requirements to finance the investments.

CPI

OPC is exposed to changes in the CPI, directly and indirectly, due to the linkage of a substantial portion of its revenues to the generation tariff (which is partly affected by changes in the CPI) and to the CPI. Natural gas purchase prices are also linked to the generation tariff and include a US Dollar floor price. Furthermore, some of OPC’s capital costs and investments are linked to the CPI, directly or indirectly. Therefore, despite the fact that an increase in the CPI increases OPC’s costs and investments, the structure of revenues includes certain natural protections that mitigate this exposure, such that OPC’s profitability can be positively affected. OPC is further exposed to changes in the CPI through OPC’s debentures (Series B) and some of the Hadera project financing agreements (which are not subject to hedging arrangements). Generally, an increase in the CPI increases OPC’s liabilities and costs.

Interest rates (NIS and USD)

OPC is also exposed to changes in interest rates as OPC has interest bearing loans and obligations bearing variable interest mainly based on SOFR interest plus a margin. An increase in variable interest rates may lead to an increase in OPC’s finance costs, in connection with both existing debt and debt that may be incurred in the future. Furthermore, an increase in interest rates affects projects’ discount rates (whether those projects are active, under construction or under development), and may make further development/acquisition of projects no longer economically viable, thereby slowing OPC’s growth and potentially resulting in impairment of assets and/or recording of impairment losses.

OPC faces risks relating to liquidity and potential difficulty in securing the funding resources required to achieve the future strategic plans of the OPC group, including risks relating to high leverage levels.

As a group that is engaged in, among other things, the initiation, development and acquisition of power generation projects, OPC may need to raise large amounts of financing in the next few years in connection with execution of its strategic plans. The financing agreements of the OPC group, including OPC’s debentures, restrict the amount of debt OPC group is permitted to incur and provision of collateral to secure such debt. In addition, raising capital involves risks relating to high leverage levels and financing costs. High leverage exposes OPC group companies to inherent risks involved with leverage and could have an adverse impact on their credit rating, ability to raise debt financing and the amount that can be raised thereof, operating results and businesses and on their ability to repay their obligations, comply with the terms and conditions of the financing agreements or distribute dividends. High leverage may also require OPC to provide additional collateral or guarantees of obligations of its subsidiaries or associated companies. In order to execute its plans, OPC may also be required to raise capital from investors (in addition to or instead of raising debt financing), both at the OPC level and/or at the level of its subsidiaries or associated companies. Raising capital could result in OPC shareholder dilution or the sale of OPC shares at a discount, as well as additional costs. There is no assurance that OPC will be able to raise the amounts required or as to how any financing will be undertaken, and the ability to raise capital will depend on market conditions, the provisions of OPC group’s financing agreements and the debt structure of the OPC group, investors’ willingness to take part in capital raising (including OPC’s shareholders) and OPC’s operating results. Difficulties in securing the required financing and/or failure to maintain an optimal debt structure may have an adverse effect on OPC’s ability to execute its future strategic plans, its financial strength, its compliance with the terms of its financing agreements and its operating results. The realization of any of the risks described above may lead to high financing and liquidity needs and increase financing costs and liquidity challenges of the OPC group and its exposure to credit risks.

OPC faces risks in connection with project financing agreements.

Project financing agreements of OPC (such as those of CPV, Hadera, Zomet, and the Gat Power Plant) include various undertakings, including as to compliance with the terms of licenses and permits, performance and other conditions (including conditions for drawing under the facilities), and failure to comply with such undertakings may limit the volume of financing or distributions, and even give rise to a demand to repay the financing. In addition, such agreements include conditions which, if met, will require the projects to transfer the cash flows to lenders, and provisions under which the lenders’ consent is required to take certain actions relating to commercial plans, the project’s activity and its ownership and undertakings to publish various reports. Failure to comply with the conditions and restrictions, or failure to obtain the lenders’ consent may, among other things, have an adverse effect on the financing extended (and even establish grounds for the lenders to demand the repayment of the financing, increase the equity required for the project, lead to a demand to provide shareholders’ financial support and consequently increase costs, delay or prevent the completion of the project (if it is a project under construction), adversely affect the project’s commercial operation, delay or prevent the execution of certain measures and have a material adverse effect on OPC.

OPC is dependent on dividends from subsidiaries and associated companies.

As a holding company, OPC itself does not hold any independent power generation operation other than its investments in companies it owns. Therefore, OPC is dependent on cash flows from the subsidiaries and associated companies it owns (in the form of dividends or repayment of shareholder loans) in order to meet its various liabilities. OPC’s ability to receive such cash flows may be limited due to various factors, including operating results of its subsidiaries and associated companies and restrictions placed on distributions under agreements with the financing entities of OPC companies, including payment requirements under such agreements. A decrease in cash flows from Rotem, Hadera, Zomet, Gat, CPV and other future projects, or restrictions on OPC’s ability to receive those cash flows may have an adverse effect on OPC’s operating results and its ability to meet its obligations.

OPC is subject to instability in global markets and the global geopolitical environment.

Instability in global markets, including political or other instability due to various factors, as well as instability in the banking system in the financial markets, economic instability, including concerns about a recession or a slowdown and uncertainty in the geopolitical environment, may affect, among other things, OPC’s supply chain the availability of financing, credit and liquidity, prices of OPC’s raw materials, the availability of gas and electricity tariffs, the cost and availability of personnel in the power plants, the availability of supplier and financial stability of OPC’s suppliers, project construction schedules (as a result, among other things, of delays in the supply chain and the availability of foreign experts and contractors), and the financial strength of OPC’s customers and creditors. Such instability may also cause disruption in the development, construction and maintenance of generation facilities and power plants as well as the activities of OPC as a whole. Furthermore, instability in global markets as well as instability in supply chains may have an adverse effect on OPC’s projects under development or construction in Israel and the U.S., as well as OPC’s ability to secure the financing required for the projects, and an ongoing construction work involving projects under construction or development.

The global geopolitical environment, against the backdrop of the War in Israel, the Russian invasion of Ukraine, tensions between the United States and China, and increasing risks in maritime trade routes, has been unstable. This continued instability and its impact on global economic relations, trade routes, and other impacts has extensive macroeconomic effects, which has a range of impacts, including volatility in energy prices, economic uncertainty, delays and challenges in the supply chain, an increase in commodity prices, and their availability. There is no certainty as to the scope and duration of those trends and their long-term consequences.

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

Furthermore, a deterioration in the political and security situation or political instability in Israel may have an adverse effect on Israel’s economic situation, specifically Israel’s credit rating and financial system (banks and institutional entities) and accordingly on OPC’s ability to execute new projects, raise funding for its operations and plans, and develop new projects. In addition, such deterioration may have an adverse effect on the consumption patterns and the nature and scope of OPC’s customers in Israel and/or their financial position, which may adversely affect OPC’s results. A deterioration in OPC’s results may affect its ability to meet covenants in its financing agreements and bond debentures, specifically with respect to financial covenants, liquidity, the ability to repay and obligations and to refinance such agreements (including renewal of the short-term credit facilities). Furthermore, negative developments in the political and security situation in Israel may trigger boycotts by various parties and may lead to claims by parties with whom OPC has contracted, for example, that contracts have terminated due to the occurrence of force majeure events as well as limited availability of various experts. In addition, personnel availability issues may arise as some of OPC’s employees may be drafted as reservists and their absence may affect OPC’s operations. Furthermore, issues may arise in view of security concerns in connection with the performance of maintenance works, construction work, and there may be an adverse effect on the supply chain and the availability of components in light of the tensions and the ongoing risks in trade routes, and impact of airline activity from time to time. These effects may have an adverse effect on the arrival of equipment and foreign personnel in Israel which are required to carry out maintenance and construction work in the OPC group’s sites in Israel and the time frames for their arrival.

Certain damages in connection with acts of terrorism and war may be recovered under the Property Tax and Compensation Fund Law 1961 and OPC has certain insurance policies with liability limits with insurers, however there is no certainty that in such cases, OPC will be compensated for some or all of the damages it may have suffered.

In view of the increasing risks and the security risks that have materialized, the insurance terms and conditions which as a result have become more costly and for the most part stipulate lower coverage limits than before, may continue to change to become not as favorable as existing ones and make it difficult or limit the ability to renew insurance policies. Furthermore, changes in the political conditions in the United States or security or global geopolitical events may also affect OPC’s activities, including due to changes in natural gas and energy prices or government policies in the field of energy.

In addition, changes in the political conditions in the United States or security or global geopolitical events may affect OPC’s operations in the United States, including natural gas and energy prices, and government policy in the field of energy.

OPC may be affected by critical equipment failure.

Disruptions, defects and technical malfunctions in critical equipment of OPC’s generation facilities, and any inability to maintain inventory levels and quality as well as a sufficient level of spare parts, may damage OPC’s ongoing operations and its ability to maintain power generation continuity causing, among other things, delays in the generation of electricity, difficulties in fulfilling contractual obligations, loss of income and higher expenses, which may adversely affect OPC’s profits, if not covered under its insurance policies by contractors or equipment suppliers. Although OPC has long-term service agreements with the manufacturers of the critical equipment and carries out preventative and scheduled maintenance works, there is no certainty as to OPC’s ability to prevent damages and shutdowns as a result of any such disruptions and malfunctions, which may cause disruption to the power plants’ activity and harm to OPC’s results, loss of income or capacity payments as well as material costs arising from the maintenance work (which may not be fully covered by these factors).

OPC’s activities and operations may be affected by natural disasters, climate change, and fire.

Natural disasters, such as flood, extreme climate conditions, earthquakes, or fire, may damage OPC’s facilities in Israel and the United States and impair its operations including the reliable supply of electricity to customers, which could adversely impact OPC’s results and activities (severe cold or heat waves in Israel or the United States). In addition, in light of the nature of OPC’s activities, including its use of flammables, operations involving high temperatures and pressures and storage of fuels, OPC’s facilities are exposed to fires and explosion risks, and as a result, to environmental risks as well. If OPC’s facilities are damaged due to natural disasters or fire, renovation of affected facilities may require significant investments of resources and may take significant amounts of time to complete, which may cause full or partial shutdown of the damaged electricity generation facilities causing loss of income. OPC purchases insurance policies required to cover risks associated with its operations, as required in its licenses and under the financing agreements to which it is a party, however there is no certainty that in such cases OPC will be compensated for some or all the damages it may suffer.

Global climate change requires OPC’s facilities to confront the ramifications of climate change and the potential for extreme climate events. The increasingly intense and frequent extreme climate events may disrupt the supply chain and impose higher operating costs on OPC. For example, Hadera, which is located next to a stream, is at risk of flooding. To address this risk, the site was built at an altitude above the stream to mitigate the risk of flooding. Rotem, located in the Negev desert, is exposed to the risk of extreme heat events. In order to deal with such events and with strong winds, the plant installed a monitoring system and industrial fans, which cool the hot air and condense the steam into water. To confront climate change, regulatory interventions are increasing to reduce greenhouse gas emissions and encourage the use of renewable energies. Although OPC takes measures to keep up to date with applicable regulatory measures and adjusts its activities accordingly, these factors could adversely impact OPC’s results and activities.

The War may affect OPC operations in Israel.

There is a significant uncertainty as to the development of the War and its impact on OPC and its operations, and there is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital markets and the credit rating of the State of Israel.

OPC’s business activities may be affected by the War in the following ways:

Uninterrupted activity of the power plants—OPC power plants in Israel continue to generate electricity pursuant to the provisions of their electricity generation licenses. OPC makes the necessary adjustments on an ongoing basis to ensure uninterrupted activities. OPC’s sites (as with most private business activities in Israel) could be exposed to physical damage as a result of the War. OPC companies in Israel (including Rotem, Hadera, Gat and Zomet) have obtained insurance policies that provide certain coverage in connection with direct physical harm and consequential damages (lost profits directly or in respect of War damages to other significant parties, such as suppliers, subject to certain conditions) deriving from terrorist and war activities. OPC is subject to risks that insurance cover may not compensate all or even some of any damages suffered.

Furthermore, OPC’s operations in Israel are subject to the directives of the Ministry of Energy’s Department of Emergency, Security, Information, and Cyber regarding cyber defence matters in power plants. OPC employs a multi-faceted approach with respect to protection of its generation facilities against cyber-attacks, particularly protections against outside intrusions, protections against internal attackers that have access to the control networks of the power plants (e.g., suppliers and technicians) and the creation of real time capabilities for monitoring and identifying cyber events. Since the outbreak of the War, OPC is making the required adjustments on an ongoing basis in order to minimize the exposure to cyber risks.

Uninterrupted supply of natural gas to the power plants—OPC’s power plants’ main suppliers of natural gas are Tamar and with Energean. In 2024, the Tamar reservoir operated regularly with exception of several planned maintenance sessions. There has been no change in the activities of the Karish reservoir, which belongs to Energean, as a result of the War. In addition, the Leviathan reservoir (an offshore gas field in the Mediterranean sea, approximately 130 km off the shores of Haifa, Israel, with estimated reserves of recoverable gas of 22.9 tcf (the “Leviathan reservoir”)) is continuing its supply of gas to the Israeli economy. The continuation of the activities of the Karish reservoir and the Leviathan reservoir have been significantly impacted by the scope of the War and a worsening of the defense (security) situation in Israel, particularly in the north. During the suspension period of the Tamar reservoir in 2023, OPC acquired natural gas mainly from Energean as well as under short term agreements and casual transactions in the secondary market. Since then, there was no significant change in OPC’s natural gas costs compared with the situation existing prior to the start of the War. A shortage or interruption in the supply of natural gas from the Karish reservoir (without utilization of compensatory agreements under Standard 125, as detailed below) could have a significant negative impact on OPC’s natural gas costs.

Rotem, Hadera and Zomet power plants are “dual fuels” generators of electricity (i.e., they have the capability of operating using both natural gas and diesel oil, subject to adjustments). During this period, the plants had a sufficient amount of diesel oil in conformance with the terms of the license of each plant. Hadera and Zomet power plants are subject to Standard 125, which covers a case of a shortage of natural gas in the economy. Pursuant to OPC’s position and based on past experience, Standard 125 also applies to Rotem power plant, and OPC has expressed its position to the EA regarding this matter.

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

Financial strength and liquidity—A significant adverse impact on the ability to generate cash from OPC’s operating activities in Israel due to, among other things, occurrence of one of the risks above, could have an adverse effect on OPC’s financial strength and on its ability to comply with the provisions of financing agreements , including the debentures, as well as on the ability to utilize credit facilities. A negative impact on the credit rating in Israel and, accordingly, a possible negative impact on the credit rating of the banks in Israel, could impact compliance with the minimum rating commitments. Subject to certain conditions, OPC may consider raising debt and/or equity in order to reduce the possible impact. For example, in January 2024, OPC issued debentures (Series D) in the amount of about NIS 200 million.

At this stage, it is not possible to assess the effect that the War may have on OPC’s operations in Israel.

OPC’s operations and financial condition may be adversely affected by the outbreak of pandemics.

Pandemics (such as COVID-19) may cause governments to impose restrictions on trade and movement and restrictions on business activity, whose effects might be felt across the globe. The outbreak of COVID-19 or another pandemic and infections at OPC’s power plants and other sites, could have a material impact on OPC’s main suppliers (such as suppliers of natural gas, construction and maintenance contractors) or OPC’s main customers, may adversely affect OPC’s activities and performance, as well as its ability to complete projects under construction on time or at all and/or on its ability to execute future projects. A pandemic (such as COVID-19) might lead to disruptions in the global supply chain of various commodities and raw materials due to overload, as well as delays in the supply of equipment and a rise in the budgets of projects under construction and in development.

OPC requires a skilled workforce.

OPC needs a professionally-trained and skilled workforce in order to manage OPC’s operating activities, execute the projects it owns and provide services to customers, suppliers and other parties. The services provided by OPC require special training. During the power plants’ construction stage, most of the employees, experts and advisors employed by OPC (whether as employees or as external service providers) are experts in their respective fields and are recruited by OPC from different countries. As a result, OPC faces risks of potential difficulties in finding experts that possess specific knowhow and qualifications, shortage of manpower, high employment costs and failures in HR management (including employee and manager retention and development and knowledge retention), all of which could lead to a loss of essential knowledge, failure to meet OPC’s objectives, failure by OPC to adapt its workers’ placement needs and provide infrastructure that is in line with OPC’s growth rate. Furthermore, travel restrictions implemented as a result of a pandemic or natural disaster or any other event of deterioration or escalation in the political and/or security situation, including the War, may lead to a shortage of expert employees, which may lead to delays in the construction of the power plants and have an adverse effect on OPC’s activity and results of operations. In case of a shortage of professionally trained employees, OPC will be required to find alternative employees, make changes to the required training or find other solutions by using external service providers. However, there is no certainty that the alternatives will fully meet OPC’s needs.

Similarly, the success of CPV depends on its ability to recruit and retain talented and skilled employees, both in technical/operative positions and in headquarter/management positions. CPV depends, to a certain extent, on key employees for the development, implementation and execution of its business strategy. Difficulties in recruitment and retention of talented and skilled employees, difficulties in effective transfer of the expertise and knowhow of employees to new team members as employees retire, or unexpected resignation/retirement of key employees may have an adverse effect on the performance of CPV.

OPC’s management decisions may be restricted by collective agreements.

Most of Rotem’s and Hadera’s workers are employed under collective agreements. The collective agreements may restrict OPC’s management’s ability to conduct operations in a flexible manner, and may lead to additional costs to OPC. Furthermore, difficulty with renewal of the collective agreements or any related labor disputes may have an adverse effect on OPC’s activity in Israel and its operating results. For further information on these collective agreements, see “Item 4.B Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—Employees.”

An interruption or failure of OPC’s information technology, communication and processing systems or external attacks and invasions of these systems, including incidents relating to cyber security, could have an adverse effect on OPC.

OPC uses information technology systems, telecommunications and data processing systems to operate its businesses.

OPC faces the risk of cyber-attacks or damage to OPC’s IT and data systems. Such physical, technical, or logical damage to the administrative and/or operational systems, for any reason whatsoever, might expose OPC to harm to and disruptions in its electricity production and supply, in OPC’s IT systems, or in OPC’s reputation and may also result in data theft or leaks (including leaks of private information). In addition, a lack of compatibility between IT systems, management and business departments and the existence of technological gaps, increase cyber risks. The fact that OPC is an Israeli company puts it at a higher risk of cyber-attacks. In the event that a major cyber-attack against OPC occurs and is not protected by its defense systems, this may have a material adverse effect on OPC’s operations and reputation. In addition, OPC may incur costs to protect itself against damage to its IT systems and to recover from any such damage, including, for example, a system recovery, protection against any legal actions or compensation to affected third parties.

OPC is exposed to litigation and administrative proceedings.

OPC is involved in various litigation proceedings, and may be subject to future litigation proceedings, which could have adverse consequences on its business. See note 18 to our financial statements included in this annual report.

Legal disputes, litigation and/or regulatory proceedings are inherently unpredictable (including proceedings involving regulatory entities such as Israel Independent System Operator Ltd., a system management company such as Noga, the IEC, the Israeli Tax Authority, or the ILA), and outcomes may be materially different from the parties’ expectations. In addition, from time to time disputes arise or may arise with the System Operator with regards to issues stemming from Rotem’s PPA with the IEC, the EA’s resolution and related arrangements, and their applicability and implementation. In such cases, unresolved disputes may have an adverse effect on Rotem’s operation and its results and/or lead to the instigation of legal action. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect OPC’s ability to conduct its business and may have a material adverse effect on OPC’s financial condition and results of operations.  In addition, such investigations, claims and lawsuits could involve significant expense and diversion of OPC’s management’s attention and resources from other matters, each of which could also have a material adverse effect on its business, financial condition, results of operations or liquidity. Furthermore, calculations of provisions for income tax and indirect taxes of OPC as well as of the tax payment components in the cost of OPC’s assets are based on OPC’s estimates and assessments regarding various tax positions which are not necessarily certain.

OPC’s insurance policies may not fully cover damage, and OPC may not be able to obtain insurance against certain risks.

OPC and its subsidiaries maintain various insurance policies that cover damages customary in the industry. However, not all risks and/or potential exposures are covered and/or may be covered by OPC’s various insurance policies. Furthermore, insurance policies place coverage limits on certain risks, and include deductibles and/or exclusions, as a result of which any insurance benefits that may be received by OPC may not cover the full extent of the potential damages and/or losses and/or liabilities. The decision as to the type and scope of the insurance is made taking into account, among other things, the cost of the insurance, its nature and scope, regulatory and contractual requirements (including by virtue of project financing agreements), and the ability to obtain adequate coverage in the insurance market. OPC may not be able to renew or obtain insurance to cover certain risks, and there is uncertainty as to OPC’s ability to renew policies that cover war and terror risks in Israel due to the War (and OPC may take out new policies whose terms and conditions are inferior than those of its existing policies). Any damages that are not partially or fully covered by OPC’s insurance policies may have an adverse effect on OPC, and there is no certainty that OPC or its subsidiaries and investees will receive full compensation under its policies in the event of damage. In addition, a failure to renew insurance policies may constitute a breach of OPC’s licenses and/or financing agreements.

OPC is subject to health and safety risks.

OPC’s operations involve various safety risks, including safety risks relating to the construction and operation of, and the equipment required to operate, OPC’s power plants, and the use of chemical substances by OPC’s power plants, some of which are toxic and/or flammable. Safety incidents may cause damage, injuries and even loss of life among employees and subcontractors’ employees. OPC may be exposed to civil or criminal procedures in respect of bodily injury or other damage, and consequently incurring reputational damage. The expansion of OPC’s activity to include the building and operating additional power plants and generation facilities on consumers’ premises increases the probability that such risks will materialize. OPC has adopted procedures covering safety incidents, which include reporting of safety incidents and the steps to be taken should such incidents occur, including bodily injury. However, such procedures may not be sufficient to prevent damage from occurring as a result of such incidents and such procedures cannot prevent safety incidents. OPC maintains third-party insurance and employers’ liability insurance, however, such insurance coverage does not guarantee full coverage in respect of the damage caused by any incidents. In addition, certain operations of OPC’s external contractors who participate in some of OPC’s projects are exposed to safety risks. Although external contractors are liable for safety aspects of their operations, OPC may be indirectly exposed in the event of a safety failure arising from their operations.

Furthermore, OPC’s activities are subject to environmental, safety and business licensing laws and regulations that change regularly. Legislative changes and stricter environmental standards may affect OPC’s operations and facilities and its costs. Deficiencies in and/or non-compliance with environmental and safety laws and the terms of permits and licenses granted to OPC thereunder may expose OPC and its management to criminal and administrative sanctions, including the imposition of penalties and sanctions, the issuance of closure orders to facilities, and expenses relating to cleaning and remediation of environmental damages, which might have an adverse effect on the operations and operating results of OPC.

OPC faces risks in the construction and development of its projects.

Projects under construction or development involve specific risks in addition to general or industry-specific risks, including Zomet which has only recently begun operations. The construction of a power plant involves a range of construction risks, such as risks associated with the development stages and advancement of the planning procedures, the construction contractor and its financial strength, the supply of key equipment and the condition of such equipment, including increases in equipment and material prices, transport costs and supply schedules, the condition of the facilities and their systems, the execution of the work at the required quality and on time, the receipt of the services required for the construction of the power plant and its connection to the grid, the applicable regulation and obtaining the permits required for the planning stage, for the execution of construction and for operation of the power plant, including obtaining the necessary permits for planning procedures, the construction of the facility, environmental permits, including emission permits and compliance with their terms and conditions.

Such construction and development risks may affect the construction costs and project budget, the schedules for completion of construction and could result in delays. Such risks are relevant for projects in Israel and in other geographic regions, including the regions in which CPV operates. The materialization of any such construction risks may, among other things, adversely impact OPC’s operating results and operations due to an increase in construction expenses compared to the projected budget, impair the contractor’s ability to complete the project or pay compensation to OPC in respect of an inability to complete the project, or cause delays in the project, loss of profits due to the delays in the completion of the project and its commercial operation, or result in compensation payable to customers, non-compliance with commitments to third parties in terms of schedule or cancellation of the projects and loss of investments. In addition, the provisions regarding the compensation of OPC by construction contractors for under-performance of the power plants and for the delay is normally capped. Therefore, there is no certainty that OPC will be able to receive any, or full compensation for direct and indirect damages it sustains.

Such construction risks and failure to comply with performance requirements and meet deadlines may have adverse effect on OPC’s businesses and operations, including its liabilities to creditors, authorities and customers and may impact credit support OPC has provided in their favor.

Further, projects under development may be exposed to risks that involve, among other things, objections by the public or other parties, non-suitability of the project’s planned site, infrastructure or technology, delay in approval/ refusal to approve statutory plans, lack of the permits/consents required to promote the projects. The materialization of any of these risks may result in the cancellation or delay in the execution of projects under development, and an increase in OPC’s development expenses.

OPC faces competition in its operations.

The policy of governments where the OPC group operates is generally to open the electricity market to competition, in particular in Israel.  In recent years, the policy in Israel has been to increase the number of electricity producers and intensify competition in the Israeli electricity generation and supply sector, which may have an adverse effect on OPC’s competitive position. Regulations set by the EA and further regulation with the aim of opening the Israeli electricity supply market (or changes to the currently applicable market regulation), affecting electricity producers and suppliers in Israel, further intensify competition in the supply segment, and this trend is expected to increase in the next few years. Competition in the supply to customers in Israel, which has substantially intensified, may have an adverse effect on the commercial arrangements between OPC and its customers. This trend may increase further in the coming years. Furthermore, the activity of the CPV Group is also exposed to competition in the market in which it operates.

OPC is dependent on certain significant customers.

OPC has a number of material customers, characterized by high consumption rates of the total generation capacity in Israel. OPC’s revenues from electricity generation in Israel are highly sensitive to the consumption of material customers. Therefore, expiration of an agreement with a significant customer or where there is no or lower demand for electricity by a significant customer or where a significant customer does not fulfil its obligations including a payment default by such customer or disputes, or where OPC fails to fulfill its obligations to customers, may have a material effect on OPC’s revenues and its operating results.

There is no certainty that OPC will be able to renew agreements with its significant customers, and there is no certainty as to the terms of such agreements if they are renewed (due to, among others, increased the competition in the market in which OPC operates). In addition, OPC is exposed to collection risks and/or consumption risks in connection with the significant customers.

Furthermore, Hadera is dependent on Infinya’s consumption of steam. If such consumption ceases, this could have a material effect on the ability to benefit from the arrangements set for electricity producers using cogeneration technology.

A failure to anticipate the electricity consumption profile of OPC’s customers, including its significant customers, and an increase of such consumption over the production capacity of OPC’s production facilities and power plants and tariffs may adversely affect OPC’s power plants and tariffs and may impair OPC’s profitability. In addition, OPC is exposed to the financial strength of the System Operator.

OPC may suffer from temporary or continued interruption to regular supply of fuels (natural gas or diesel fuel) and changes in fuel prices.

OPC’s power generation activity depends on regular supply of fuels (natural gas or diesel fuel). Fuel shortages and disruptions of the supply or transmission of natural gas, including an increase in prices as a result of the foregoing, may disrupt the electricity generation activity and consequently adversely affect OPC’s operating results. A continued interruption to the supply of natural gas would require OPC to generate electricity by using an alternative fuel to the extent possible (in Israel, the main alternative fuel is diesel fuel). In addition, due to the EA’s interpretive approach to regulations of compensation of operators in the event of shortages of natural gas in Israel, as applicable to Rotem as opposed to other operators, Rotem may not be entitled to compensation in the event it is required to use alternative fuels.

Furthermore, in the event of purchases of natural gas in addition to purchases pursuant to existing gas supply agreements of OPC group companies (for example, for new projects or in the event of maintenance work or suspension of activity of the gas suppliers with whom the agreements are in place, including shutdown or damage due to a state of emergency), there is no certainty regarding the price which OPC will be required to pay for the purchase of additional gas or alternative gas. The cost of natural gas has a material effect on OPC’s margins.

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

The power plants and generation facilities built or operated by OPC are fully reliant on long-term construction and/or maintenance agreements with suppliers of essential equipment in connection with maintenance and servicing of power plants and facilities, including the maintenance of generators and gas and steam turbines. In the event of failure by a supplier to comply with performance targets, or if the key suppliers’ undertakings under the maintenance agreements are breached, their liability in respect of compensation shall be limited in amount, as is generally accepted in agreements of this type. Any disruptions or technical malfunctions in the continued operation, construction and maintenance of the power plants, or any equipment failure might lead to delays in the construction of projects, disruption to electricity generation, shutdowns, loss of income and a decrease in OPC’s profits. The foregoing risks also apply to projects under construction. Furthermore, projects under construction and in development depend on construction contractors in all matters relating to the completion of the project, the project’s performance and OPC’s ability to fulfill its undertakings as of the relevant commercial activation dates in accordance with agreements or the regulation applicable to the project. A delay or failure by the construction contractor to meet its undertakings, or any other difficulties it faces in the construction of the project, may have a material adverse effect on OPC. Furthermore, OPC is dependent upon infrastructure suppliers such as Israel National Gas Lines Ltd. (“INGL”) and the IEC in Israel and on suppliers of electricity and gas infrastructure in the United States.

OPC depends on infrastructure, securing space on the grid and infrastructure providers.

The power plants owned by OPC use, and future projects and acquisitions will use, electricity grid to sell electricity to their customers, and therefore are dependent on the IEC (which manages the transmission and distribution network) and the System Operator in Israel and on the electrical grid and regulator in the relevant operating markets in the United States. Unavailability or damage to grid infrastructure or disruptions in their operations or inadequate supply may damage OPC’s facilities and impair its ability to transmit the electricity generated in the power plant to the electricity grid, which may have material adverse effect on OPC’s businesses. Similarly, pressures on the transmission and distribution networks (including due to the introduction of renewable energies), and delays in the development of infrastructure that will support generation and demand, may have an adverse effect on the operation of OPC’s existing generation facilities, the timetables and the development phases of new projects. In Israel, the power plants and projects under development are exposed to the system management and regulation of generation sources by the System Operator and prioritization of other generation plants over those of OPC. In the United States, OPC’s development operations are dependent on securing grid connection agreements and natural gas transmission agreements for its power plants and projects.

OPC’s operations are also dependent on the integrity and availability of the national gas pipelines and distribution, and therefore are dependent on natural gas suppliers in Israel and on INGL, which oversees transmission of gas. Failure in the gas transmission network or failure in the electrical grid may interrupt the supply of electricity from OPC’s power plants, and there is no certainty that OPC will be compensated for some or all the damage it may sustain in the event of a failure in those systems. The power plants and projects under development depend on the ability to secure the outflow of electricity from the site and capacity in the grid, and the execution of projects (as well as projects’ costs and timetables) may be impacted by the ability to secure a connection to the grid.

Furthermore, the power plants owned by OPC use water in their operation, such that a continued water supply disruption may prevent the operation of its power plants. In this respect, OPC is dependent on Mekorot (the national water company in Israel). The power plants and projects under development are exposed to the system management, regulation of generation sources by the System Operator and prioritization of other generation facilities over those of OPC.

OPC is subject to regulations in connection with ties with hostile entities and anti-corruption legislation.

As a business that has activities in Israel and the United States, OPC companies are subject to Israeli and U.S. regulations regarding business ties with hostile entities or countries (such as Iran), and to anti-corruption, bribery and money laundering regulations, whose breach might trigger the imposition of various sanctions in Israel, the United States and in other countries. OPC implements measures to comply with such regulations. However, considering the extensive scope of OPC’s activities (including the controlling shareholder group of which OPC is a member), OPC may be exposed to sanctions under regulations despite taking precautionary measures.

OPC may face barriers to exit in connection with the disposal or transfer of OPC’s businesses, development projects or other assets.

Exit barriers, including lack of adequate market conditions, high exit costs or objections from various parties, may make it difficult for OPC to dispose of various assets or companies it owns. An important barrier OPC may face is obtaining required approvals from third parties for the transfer of control or retention of certain holding in a corporation in electricity generation. Financing and other agreements in place (including guarantees provided by OPC) may also restrict OPC’s ability to transfer control. Such restrictions and other similar restrictions applicable to companies controlled by OPC and to agreements with partners and the holdings structure of CPV’s power plants in the United States may prevent OPC from disposing of some of its assets, which may have a material effect on OPC.

OPC may be exposed to liabilities related to its guarantees.

Most of OPC’s activities are carried out by special-purpose project companies. From time to time, OPC provides guarantees in favor of entities related to the project companies (in Israel and in the U.S.) or to the generation facilities in consumers’ premises in order to, for example, obtain consent from financing entities, the system/market operator in the U.S., key suppliers or government agencies. Any project’s failure to fulfill such undertakings secured by OPC’s guarantees may expose OPC to a requirement to pay or potential enforcement of the guarantees. In addition, OPC is exposed to an overall credit risk, which includes the ability to obtain facilities in sufficient amounts in order to be able to issue the above guarantees. A possible credit downgrading of the financial institutions issuing the guarantees may result in non-compliance with the terms and conditions of the guarantees demanded by the beneficiary.

Risks Related to OPC’s U.S. Operations

With the acquisition of CPV in January 2021, OPC is subject to risks relating to the regulations applicable to CPV’s business in the United States. Many of the risks relating to OPC’s Israel operations also apply to CPV. Additional risks relating to CPV are discussed below.

CPV’s operations are significantly influenced by energy market risks and federal and local regulations, including changes in regulation and rules applicable to electricity producers operating in the United States, compliance with license terms and conditions and with permit requirements, incentive policies and tax benefits for renewable energy.

As a business operating in the area of electricity generation (gas-fired energy and renewable energy) in the United States, CPV is subject to risks associated with U.S. federal and local regulations and legislation, mainly relating to the U.S. electricity market and natural gas market, as well as to regulations affecting U.S. businesses in general (including tariffs/levies). CPV’s activity is exposed to regulatory policies and to changes applicable to markets in which it operates. Such regulations, including the applicable regulatory standards and enforcement policies, may be impacted, from time to time, by changes in political and governmental policies at the federal, state and local levels. As a result, CPV’s projects may be adversely affected by the enhanced licensing requirements, including public hearings, regulatory or government inquiries or administrative proceedings in connection with the management of its businesses. For implications regarding CPV’s Valley Title V outstanding process, see “Item 4.B Business Overview—Regulatory, Environmental and Compliance Matters—United States—Permits/licenses required in connection with operational projects.” Regulatory restrictions applicable to CPV’s activity or holdings, or to the holdings in the CPV Group, or any change in any of the above could adversely affect OPC’s activity or results.

In addition, CPV is subject to policies and decisions made by Regional Transmission Organizations (“RTO”) or Independent System Operator (“ISO”) of the markets in which it operates or expects to operate. Changes in such policies or decisions may affect operating projects (for example, capacity price tenders and/or imposition of fines or penalties) and/or projects under development (for example, steps pertaining to interconnection and transmission agreements) could have an adverse effect on CPV’s results and activity.

Furthermore, as a business operating in the area of renewable energy and potentially looking to develop projects with carbon capture potential, CPV’s results and advancement of projects under development in this area are impacted by governmental policies (federal and state) relating to encouragement and incentivizing of renewable energy and carbon capture, as well as by the various permits required for such projects, including regulatory permits. In case such incentives are minimized or revoked, such change will adversely affect the profitability of such projects.  There is no certainty to the scope and manner of the effects as a result of the changes in the administration and the policy change in the energy and commerce sector in the US.

CPV is subject to market risks, including energy price fluctuations and any hedging may not be effective.

CPV’s activities are subject to market risks, including inflation and price fluctuations, mainly related to prices of electricity, capacity, natural gas, emission allowances and Renewable Energy Certificates (the “RECs”). In addition, the CPV Group is exposed to fluctuations in the price indices associated with the projects’ hedging agreements. The projects may enter into commodity price hedging agreements to mitigate some of the exposure to price fluctuations and/or to ensure minimum cash flows as an inherent part of the activities. However, hedging arrangements may not always be available (or may be on uneconomical terms, involving high costs or strict requirements for collateral) and may not provide full protection, due to, among other things, hedging less than the total amount of electricity being sold, the delivery point or prices in the hedge agreement being different than the delivery points in the CPV Group’s project operations, and may create obligations whether or not the underlying facility is operating or available. In addition, hedging agreements may not be renewed or may be renewed on different terms and conditions and/or the hedge counterparty may not fulfill its financial obligations due to financial distress or other factors. Hedging may also offset the energy margins of the CPV Group as a result of market conditions and hedging conditions.

In addition, the CPV Group is exposed to changes in the capacity payments which are determined by auctions in the operating markets and to changes in the methodology of the capacity auctions, and there is no assurance that the projects of the CPV Group will be cleared at the auctions as well as no assurance as to the results of the auctions or the capacity payments, which may vary according to market terms.

CPV’s facilities are subject to disruptions, including as a result of natural disasters, terrorist attacks, and infrastructure failure.

Local, national or global disasters, terrorist attacks, catastrophic failure of infrastructure on which the CPV Group’s facilities depend (such as gas pipeline system, RTO or ISO systems) and other extreme events, pose a threat to the CPV Group’s facilities and to their operation. Disasters and terrorist attacks (including global disasters and attacks) may affect third parties with which CPV collaborates in a manner that will also have an impact on its financial results. In addition, such events may affect the ability of the CPV Group’s personnel to meet the operation and maintenance agreement it entered for the operation and maintenance of the facilities or to perform additional tasks necessary for their operation. Disasters and terrorist attacks may also disrupt capital markets and financial market activity and, consequently, the CPV Group’s ability to raise financing and transact with financial institutions.

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

Most of the CPV Group’s significant agreements (including hedging agreements, financing agreements, gas supply agreements, gas transmission agreements and asset management agreements) are for the short- to medium terms, as is customary in the market in which it operates. Difficulties in renewing or extending agreements that are close to expiration and/or entering into new undertakings on inferior commercial terms could adversely affect the results and activities of the CPV Group.

CPV’s operations and financial condition may be adversely affected by the outbreak of pandemics such as the COVID-19.

COVID-19 or another pandemic, or the persistence or development of new strains of COVID-19, has had in the past and may have in the future an adverse effect on the results of the CPV Group’s operations results, its financial condition and cash flows, resulting from, among other factors, a slowdown in sectors of the economy, changes in the demand or supply of goods, changes in legislation or regulatory policies dealing with the pandemic, a decrease in demand for electricity (especially from commercial or industrial customers), adverse impacts on the health on CPV’s workforce and the workforce of its service providers, and an inability of CPV’s contractors, suppliers, and other business partners to complete their contractual obligations.

Malfunction, accidents and technical failures may adversely affect CPV.

CPV’s facilities are subject to malfunctions such as mechanical breakdowns, technical disruption, operational failure, malfunctions in the electricity and natural gas transmission systems and interconnection infrastructure, malfunctions in electricity connections, gas transmission connections, fuel supply issues, malfunctions in the equipment of the renewable energy projects, accidents, safety events or disruptions of the facilities’ activity or of the infrastructure on which they operate. Any such disruption (particularly a material one) could adversely affect the reliability and efficiency of the power plants, availability of operating or construction projects, meeting schedules or compliance with obligations to third parties and market operators, could increase operating and equipment acquisition costs, impose penalties costs due to lack of availability, and adversely affect CPV’s results of operations.

CPV faces risks relating to its technology systems, information security and cyber security.

The CPV Group uses IT, communication and data processing systems extensively for its operating activities. Physical, reputational or logical damage to such administrative and/or operational systems for any reason may expose the CPV Group to delays and disruptions in its operations, including the supply of natural gas and delivery of electricity, damage to property, IT systems, or theft of information. In addition, the CPV Group may need to incur significant costs to protect against IT vulnerabilities, as well as in order to repair physical or reputational damage caused by such vulnerabilities as they occur, including, for example, establishing internal defense systems, implementing additional safeguards against cyber threats, cyber-attack protection, payment of compensation or taking other corrective measures against third parties. The CPV Group takes measures to protect information security. However, there is no certainty as to its ability to prevent cyber-attacks or vulnerabilities on the Group’s IT systems.

CPV faces risks relating to its reliance on external suppliers (including transmission networks)

CPV’s business relies on third parties, such as construction contractors for construction projects, equipment suppliers, maintenance contractors, suppliers of natural gas and capacity of natural-gas transmission network, including natural gas projects that are exposed to risks involving securing uninterrupted transmission of natural gas. Global events and macro events, such as an increase in demand for raw materials, equipment and related services, which contribute to increases in costs of raw materials, equipment and freight and supply delays, may adversely affect the operations and results of the CPV Group. Equipment prices and contractors’ contracts and supply schedules are affected by increases in demand for new generation and by tariffs (including those introduced by the new U.S. administration) which may result in increased costs. In addition, the projects are dependent on significant suppliers, and a termination of a suppliers’ engagement, change of its terms, or termination of operations of the supplier may materially affect the projects and their results. A decline or performance failure in provision of the services or equipment by the suppliers (including due to malfunctions) could adversely affect the activities of the CPV Group, including operational and development activities, and its results. For information regarding changes in solar panels supply, see “Item 4.B Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—OPC’s Raw Materials and Suppliers—United States—Services Agreements, Equipment Agreements and EPC Contracts.” In addition, additional tariffs levied or that may be levied on imports by the Trump administration in could lead to increased costs for the CPV Group’s solar panels or other equipment.

CPV is subject to environmental risks associated with the construction and operation of power plants, including renewable energy power plants (including wind and solar) and compliance with environmental regulations.

The environmental effects of CPV’s activities include, among others, emission of pollutants, including greenhouse gases, into the air, the discharge of wastewater, the storage and use of petroleum products and hazardous substances, production and disposal of hazardous waste, and, to the extent applicable, potential effects to threatened and endangered or otherwise protected species, wetlands and waters of the United States and cultural resources. CPV is subject to environmental federal, state and local laws and regulations that regulate the foregoing. Such regulations may be stricter in the future, for example, due to ESG trends and promotion of policy aimed to deal with climate change and environmental dangers. Compliance with environmental protection laws and regulations may cause significant costs arising from investments required for adjusting facilities and for operating activities which will meet the applicable standards, including requirements to install controls over air pollution or a discharge of wastewater, or requirements to mitigate the environmental effects of building electricity power projects.

CPV is also required to obtain permits and licenses for the development, construction and operation of its facilities, permits that often include specific emission restrictions and pollution control requirements. CPV’s operating permits need to be renewed periodically depending upon the permit requirements. A failure to obtain the required permits and to comply with their terms and conditions on an ongoing basis may prevent the CPV Group from constructing and/or operating its projects. A failure to meet the requirements of the environmental protection standards or regulations, or deviations therefrom and/or failure to meet the terms and conditions of the permits issued may result with administrative or civil significant penalties, or, in extreme cases, criminal liability, that may have a material adverse impact on CPV’s activity and results, and/or may prevent the development of projects under development.

Certain environmental protection laws place strict liability, jointly and severally, for the costs of cleaning up and restoring sites where hazardous substances have been dumped or discharged. CPV (and OPC) may be held liable in connection with any environmental pollution in the site in which its power plants are located. Such liability may include the costs of cleaning up any soil or groundwater pollution that may be present, regardless of whether pollution was caused by prior activities or by third parties.

Environmental protection laws and regulations are often changed or amended and such developments often result in the imposition of more stringent requirements. Amendments to wastewater discharge restrictions, air pollution control regulations or stricter national air quality standard may require CPV Group to make further material investments in order to maintain compliance with such standards.

The expected expansion of regulation of greenhouse gases poses a particular risk to the CPV Group’s gas-fired power plants, although it also encourages the growth of renewable energy projects and potentially both its existing natural gas-fired generation due to its high efficiency and new natural gas-fired generation with carbon capture potential or co-firing hydrogen.

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

The most significant environmental risks in connection with construction and operation of renewable energy projects pertain to the potential impact on endangered species, migratory birds and golden eagles. Harming such species may result in significant civil and criminal penalties. The risk of such a liability is mitigated if projects are located in suitable places, an assessment of the potential effects was conducted, and the recommendations of federal and state agencies in charge of protecting wildlife were implemented as part of the development of the project. However, there is no certainty that such actions will prevent liability for such penalties.

CPV faces risks in connection with the construction and development of its projects’ power plants.

As a business involved in the development, construction and management of power plants, the activities of the CPV Group are subject to construction and development risks in all aspects relating to construction of power plants, including obtaining the required financing, filing of the required permits and regulatory procedures, connection of the facility to transmission and distribution grids, meeting timelines, dependency on teams and availability of suitable technical equipment, and for carbon capture components in Low Carbon Projects with carbon capture potential, adequate storage or offtake for captured carbon, and having the required technical feasibility and access to capital required for construction and development costs. Securing interconnection remains a material risk for projects under development which may cause delays and/or affect projects economic terms. Failure or delay in any of the foregoing factors may result in, among other things, delays in project completion, an increase in costs and adversely affect the CPV Group’s operating results and achievement of its strategy.

Severe weather conditions could have a material adverse effect on CPV’s operations and financial results.

Severe weather conditions, natural disasters and other natural phenomena (such as hurricanes, tornadoes or severe rain/snow events) could adversely affect the CPV Group’s profits, operations and results. Such severe weather conditions could also affect suppliers and the pipelines supplying natural gas to gas-fired facilities. In addition, severe weather conditions could cause damage to facilities, increase repair costs and result in loss of revenue if CPV fails to supply electricity to the markets in which it operates or expose the CPV Group to capacity penalties imposed by relevant RTOs and ISOs and liquidated damages to counterparties. To the extent that these losses are not covered by the CPV Group’s insurance or are not recovered by CPV through electricity prices, this could have a materially adverse effect on the financial results, operating results and cash flows of the CPV Group.

CPV faces risks of difficulties in obtaining financing and meeting the terms of financing agreements.

The CPV Group’s results and business plans are materially impacted by the CPV Group’s ability to obtain financing on attractive terms, to comply with the terms and conditions of the financing agreements entered into by the projects or the CPV Group and its ability to refinance existing debt. In the absence of a debt refinancing, repayment of the original financing will be required, which may adversely affect OPC’s financial position and liquidity. In addition, the CPV Group’s financing agreements include restrictions, covenants and obligations that limit distributions or require or accelerate making of repayments upon occurrence of certain events (such as cash sweep provisions) which are currently in effect. A difficulty in obtaining financing or refinancing on terms that are not as good as those in existing financing may adversely affect the ability of the CPV Group to refinance existing financing agreements and/or carry out projects under development and ultimately effect whether projects are economical. In addition, difficulty in complying with the terms and conditions of financing agreements may require the provision of guarantees or collateral or guarantees in favor of the entities providing financing to the CPV Group or the investors in the projects, and under certain circumstances - a demand for immediate repayment of the loans and enforcement of collateral given to lenders (projects assets, projects rights and guarantees, as applicable), which could adversely affect the CPV Group’s results and its financial strength.

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

Ansonia beneficially owns approximately 62% of our outstanding ordinary shares and voting power. Ansonia therefore has a continuing ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, an amendment of our Constitution, the consummation of significant corporate transactions, such as a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Ansonia’s interests as a principal shareholder may conflict with the interests of our other shareholders and Ansonia’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests.

We may not pay dividends or make other distributions or repurchase shares.

We have paid significant dividends in 2024 and prior years but there is no assurance as to the level of future dividends or whether we will declare dividends with respect to our ordinary shares at all. Our dividends have generally been funded from the dividends received from our subsidiaries and associated companies as well as the divestment of our equity interests in our businesses. Distributions from our subsidiaries and associated companies may be lower in the future and there is no assurance that we will receive any dividends at all, which would then impact our ability to pay dividends. Even if we do have sufficient funds, we may choose to use our cash for purposes other than the payment of dividends, including investment in existing or acquisitions of new businesses. Therefore there is no assurance that Kenon shareholders will receive any dividends in the future or as to the amount of such dividends, if any.

We received significant dividends from our holding in ZIM in prior years, and these dividends have been a significant source of liquidity for us, and which has helped to enable us to pay the dividends that we have paid in the past few years. In 2024, we completed the sale of our remaining interest in ZIM. In addition, in March 2024, OPC’s board of directors made a decision to suspend OPC’s dividend distribution policy (adopted in 2017) for a period of two years. These factors will impact amounts available to us to fund distributions in the future.

Any dividends are also subject to legal limitations. Under Singapore law and our Constitution, dividends, whether in cash or in specie, must be paid out of our profits available for distribution. The availability of distributable profits is assessed on the basis of Kenon’s stand-alone accounts (which are based upon the Singapore Financial Reporting Standards (the “SFRS”)). Accordingly, any dividends must be paid in accordance with, and may be limited by, Singapore law.

In addition, we have completed significant capital reduction exercises in connection with some prior distributions, and we have limited additional capacity to effect distributions through capital reductions.

If we do not declare dividends with respect to our ordinary shares, a holder of our ordinary shares will only realize income from an investment in our ordinary shares if there is an increase in the market price of our ordinary shares. Such potential increase is uncertain and unpredictable.

In March 2023, we announced a repurchase plan of up to $50 million to repurchase shares (the “Repurchase Plan”). In September 2024, we increased the size of the Repurchase Plan to $60 million and we implemented a mandate to repurchase up to $30 million under this plan through the end of March 2025.  Through the end of March 2025 (since March 2023), we have repurchased approximately 1.8 million shares for approximately $48 million. Our Repurchase Plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the Repurchase Plan.

Any dividend payments or other cash distributions in respect of our ordinary shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. For example, in every year between 2018 and 2024, we have made cash distributions to our shareholders. Although a significant percentage of our shareholders hold their shares through the TASE, each of these distributions was denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar are exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic registrants listed on the NYSE.

We are incorporated under the laws of Singapore and we are considered a “foreign private issuer” under U.S. securities laws. Although we are subject to the reporting requirements of the Exchange Act, the periodic and event-based disclosure required of foreign private issuers under the Exchange Act is different from the disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are also exempt from certain other sections of the Exchange Act that U.S. domestic registrants are otherwise subject to, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of ours are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and are not obligated to file the reports required by Section 16 of the Exchange Act.

As a foreign private issuer, we follow home country corporate governance practices instead of otherwise applicable SEC and NYSE corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. For example, foreign private issuers are permitted to follow home country practice instead with regard to board independence, maintenance of certain board committee and shareholder approval for certain issuances of shares including issuances to related parties.

We are not required to comply with the NYSE’s requirements to maintain a board comprised of a majority of independent directors as per NYSE standards or a fully independent nominating and corporate governance committee in accordance with NYSE standards, or to obtain specific shareholder approval for the issuance of shares to related parties.

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

We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Moreover, most of our assets are located outside of the United States. Although we are incorporated outside of the United States, we agreed to accept service of process in the United States through our agent designated for that specific purpose. Additionally, for so long as we are listed in the United States or in Israel, we have undertaken not to claim that we are not subject to any derivative/class action that may be filed against us in the United States or Israel, as may be applicable, solely on the basis that we are a Singapore company. However, since most of the assets owned by us are located outside of the United States, any judgment obtained in the United States against us may not be collectible within the United States.

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

Accordingly, Kenon shareholders will not have the protection or otherwise benefit from the provisions of the Singapore Code on Take-overs and Mergers and the Securities and Futures Act to the extent that this waiver is available.

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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Other than with respect to the issuance of shares pursuant to awards made under our Share Incentive Plan 2014, and subject to the general authority to allot and issue new shares provided by our shareholders annually, the provisions of the Companies Act 1967, or the Singapore Companies Act, and our Constitution, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any such offering may be on a pre-emptive or non-pre-emptive basis. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and (ii) the granting to our directors of the authority to issue new shares with different or similar rights, additional shares may be issued carrying such preferred rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. At the annual general meeting of shareholders held in 2024 (the “2024 AGM”), our shareholders granted the board of directors authority (effective until the conclusion of the AGM of shareholders to be held in 2025 (the “2025 AGM”), or the expiration of the period by which the 2025 AGM is required by law to be held, whichever is earlier) to allot and issue ordinary shares and/or instruments that might or could require ordinary shares to be allotted and issued as authorized by our shareholders at the 2024 AGM and shareholders will be asked to renew this authority at the 2025 AGM. Ansonia, our significant shareholder, may use its ability to control to approve a grant of such authority to our board of directors, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory pre-emptive rights for new share issuances conferred upon our shareholders under the Singapore Companies Act. Furthermore, any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

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

Based upon, among other things, the valuation of our assets and the composition of our income and assets, taking into account our proportionate share of the income and assets of other corporations in which we own, directly or indirectly, 25% or more (by value) of the stock, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for such year. In addition, because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may affect our PFIC status. Moreover, changes in the composition of our income or assets, taking into account our proportionate share of the income and assets of other corporations in which we own, directly or indirectly, 25% or more (by value) of the stock, may also affect our PFIC status.

Although we believe that we were not a PFIC for either the taxable years ended December 31, 2024 and December 31, 2023, we were likely treated as a PFIC for the taxable year ended December 31, 2022 and we may again be treated as a PFIC for U.S. federal income tax purposes for future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10.E Taxation—U.S. Federal Income Tax Considerations”) holds an ordinary share, the U.S. federal income tax consequences to such U.S. Holder of the ownership, and disposition of our ordinary shares will depend on whether or not such U.S. Holder makes a “qualified electing fund” or “QEF” election (the “QEF Election”) or makes a mark-to-market election (the “Mark-to-Market Election”) with respect to our ordinary shares. Additionally, if we are treated as a PFIC for any taxable year during which a U.S. Holder holds an ordinary share, we would generally continue to be treated as a PFIC with respect to such U.S. Holder even if we cease to be treated as a PFIC for any subsequent taxable years. There is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We have not determined if we will provide U.S. holders with the information necessary to make and maintain a QEF Election for any subsequent taxable year for which we are treated as a PFIC. For further information on such U.S. tax implications, see “Item 10.E Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

In addition, we and our businesses operate in, are incorporated in and are tax residents of various jurisdictions. The tax authorities in the various jurisdictions in which we and our businesses operate, or are incorporated, may disagree with and challenge our assessments of our transactions (including any sales or distributions), tax position, deductions, exemptions, where we or our businesses are tax resident, or other matters. If we, or our businesses, are unsuccessful in responding to or defending against any such challenge from a tax authority, we, or our businesses, may be unable to proceed with certain transactions, be required to pay additional taxes, interest, fines or penalties, and we, or our businesses, may be subject to taxes for the same business in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. Even if we, or our businesses, are successful, responding to or defending against any such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our operations or businesses or from the operations of our businesses. Therefore, a challenge as to any of our, or our businesses’, tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity or the business, financial condition, results of operations or liquidity of our businesses.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies could materially impact our financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. Our tax treatment may also be impacted by tax policy initiatives and reforms such as the Base Erosion and Profit Shifting (“BEPS”) Project (including “BEPS 2.0”) of the OECD which was initiated to combat tax avoidance by multinational enterprises using BEPS tools. In January 2019, the OECD announced further work in continuation of its BEPS project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as the Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. Such initiatives may include the taxation of operating income, investment income, dividends received or, in the specific context of withholding tax dividends paid. Many of these proposed measures require amendments to the domestic tax legislation of various jurisdictions. Many OECD countries and members of the inclusive framework on BEPS have acknowledged their intent to support the actions, including the need for a global minimum tax rate. Depending on the implementation of these measures, Kenon and its operating companies’ tax incentives may be affected, which outcome may have a negative effect on our financial position, liquidity and results of operations. Although the timing and methods of implementation may vary, many countries, including Singapore and Israel, have implemented, or are in the process of implementing, legislation or practices inspired by BEPS. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. These changes, if and when enacted, may increase our tax obligations. The foregoing tax changes and other possible future tax changes may have a material adverse impact on us, our business, financial condition, results of operations and cash flow.

Our shareholders may be subject to non-U.S. taxes and tax return filing requirements as a result of owning our ordinary shares.

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

Since the Spin-Off, we have sold or distributed our interests in:

•          ZIM, a large provider of global container shipping services, and as a result we no longer hold any shares in ZIM (during 2024, we sold an approximately 20.7% interest in ZIM and we no longer hold any interest, other than with respect to a cash settled capped call arrangement over 5 million ZIM shares);

•           the Latin American power generation and distribution business of IC Power;

•          Tower Semiconductor Ltd., a semiconductor manufacturing company; and

•          a portion of our interests in Qoros, a China-based automotive company, reducing our ownership from 50% to 12%.

We currently own an approximately 55% interest in OPC, an owner, developer and operator of power generation facilities in the Israeli and US power market.  We also own a 12% interest in Qoros, a China-based automotive company; we agreed to sell our remaining 12% stake in Qoros in 2022, which has not closed and is the subject of arbitration and litigation awards in our favor.

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

We are a holding company initially established to promote the growth and development of our primary businesses. Since our Spin-Off over ten years ago, our businesses and our holdings have substantially evolved and unlocked substantial shareholder value, with Kenon demonstrating a track record of achieving strong shareholder returns.

Our primary business today, OPC, is listed on the TASE in Israel. We initially listed OPC on the TASE in August 2017 with an initial pre-money market capitalization of $350 million, which has grown to approximately $2.3 billion as of March 31, 2025. The value of our initial interest, together with our investments totalling to approximately $320 million since the IPO, has grown to approximately $1.3 billion as of March 31, 2025.  Shortly after this IPO, we sold the Inkia Business, our energy business in Latin America and the Caribbean, for approximately $1.3 billion (approximately $1.1 billion net of taxes, fees and costs) and have a judgment in our favor in respect of a bilateral investment treaty claim against Peru (of which our share is approximately $80 million as of March 31, 2025); there is no assurance we will be successful in recovering these amounts in full or at all. See “—Inkia Business—Claim Relating to the Inkia Business—Bilateral Investment Treaty Claim Relating to Peru” below.

Our initial 32% stake in ZIM at the time of the Spin-Off had been acquired for $200 million, and as of December 31, 2024 we had realized approximately $2.1 billion from our interests in ZIM, including the proceeds from the sale of all of our ZIM shares, the proceeds from the termination of a collar transaction utilizing our ZIM shares (and the related sale of those shares) and total dividends received from ZIM. Kenon has no further shares in ZIM but has entered into a cash settled capped call transaction with respect to five million shares of ZIM, providing for cash settlement, depending on the price of ZIM shares, ranging from $0 to $55 million.

In addition, we had a 50% stake in Qoros at the time of the Spin-Off and had guaranteed significant amounts of Qoros’ debt. Subsequently, we have engaged in transactions reducing our stake in Qoros to 12% and we received cash payments and release of guarantees of over $450 million (including approximately $75 million in respect of amounts subsequently repaid to Ansonia in respect of various loans provided directly to Quantum to fund its investment in Qoros). In addition, we currently have judgments in our favor in relation to our remaining interest in Qoros (of which our claim in respect of the sale of our remaining interest totals approximately RMB 1.9 billion (approximately $260 million)); there is no assurance we will be successful in recovering these amounts in full or at all. See “—Qoros” below.

We have made significant distributions to shareholders, totalling $2.4 billion in cash and listed securities, since our Spin-Off. In 2015, we distributed substantially all of our interest in Tower, with a then-market value of $245 million. In addition, since 2018, we have distributed to shareholders total cash of approximately $2.2 billion from various sources including from portions of the proceeds of our sale of the Inkia Business, a portion of our interest in Qoros (including amounts repaid by Qoros in respect of shareholder loans) and the sale of our stake in ZIM, as well as from dividends received from ZIM. In addition, since March 2023, we have engaged in repurchases of shares under our Repurchase Plan and to date we have repurchased 1.8 million shares for approximately $48 million. In April 2025, we announced a further dividend of approximately $250 million.

In addition to these distributions, our market capitalization has grown substantially since the Spin-Off. On March 31, 2025 Kenon’s market capitalization was $1.7 billion, as compared to our initial market capitalization at the time of our listing of $1.0 billion (based on the closing price of our shares on the TASE on January 11, 2015).

Kenon has a strong financial position. In addition to our shareholding of 54.5% of OPC, as of March 31, 2025 we had cash and cash equivalents and other investments of $890 million and no material debt. We seek to generate attractive returns on our cash and cash equivalents, and seek to use treasury management solutions with credit ratings that are rated investment grade.

We are continuing to consider various ways to further maximize value for our shareholders, including potential new investments in new businesses. We believe that in the current market environment, there could be attractive investment opportunities to generate positive shareholder returns. As a company with a strong financial position, no material third-party debt and a history of successfully owning businesses, we believe we are well-positioned to take advantage of such opportunities, which may include investments or acquisitions in new businesses. We expect that such acquisitions or other investments, if any, would be in established industries, would be substantial and that we would be actively involved in the operations and promoting the growth and development of such businesses. In addition, we do not expect that any such acquisitions or other investments would be in start-up companies or focused on emerging markets.

We may also try to maximize value for our shareholders through investments in our existing businesses. Since the Spin-Off, we have made significant investments in our existing businesses, including investments during 2024 of approximately $120 million in OPC (approximately $320 million in total since its IPO) to support its growth. OPC, together with its U.S. subsidiary CPV, has projects in construction and under development, with a strategy contemplating continued development of projects and potential acquisitions in Israel, the U.S. and elsewhere. OPC’s growth strategy could present us with opportunities to make further significant equity investments at the OPC level and we may make further investments in OPC.

We may fund such acquisitions or investments in new or existing businesses through cash on hand, sales of interests in our businesses or by raising new financing.

In addition, Kenon will continue to consider the return of capital to shareholders through dividends and/or share repurchases, based on market conditions, capital requirements, potential investment opportunities and other relevant considerations. In April 2025, Kenon announced a dividend of approximately $250 million. Including the dividend announced in April 2025, Kenon will have returned more than $2.6 billion in cash and listed securities to shareholders since its Spin-Off in 2015.

Our Businesses

Set forth below is a description of our primary business OPC.

OPC’s Business

Information in this report relating to OPC (including CPV Group) is based on OPC’s annual report and financial statements and board of directors report for the year ended December 31, 2024, which were published by OPC on March 12, 2025. English translations of OPC’s financial statements and board of directors’ report for 2024 were furnished by Kenon on Form 6-K, dated March 12, 2025.

OPC, which accounted for all of our revenues in the year ended December 31, 2024, is an owner, developer and operator of power generation facilities located in Israel and, through CPV, the United States. OPC has the following three operating segments:

•
Israel (through OPC Israel, which is 80% owned by OPC, with the remaining 20% held by Veridis): through this segment, OPC is engaged in the generation and supply of electricity and energy to private customers and to Noga (the System Operator in Israel) and the development, construction and operation of power plants and energy generation facilities using natural gas and renewable energy in Israel.

•
U.S. Renewable Energies (through CPV Group, which is 70.5% owned by OPC): through this segment, OPC (through CPV) is engaged in the initiation, development, construction and operation of power plants using renewable energy in the United States (solar and wind) and supply of electricity from renewable sources to customers; and

•
Energy Transition in the U.S. (through CPV Group, which is 70.5% owned by OPC): through this segment, OPC (through CPV Group) is engaged mainly in the operation of conventional energy power plants in the United States. All active power plants in this segment are held by CPV Group through associates (which are not consolidated in OPC’s or our financial statements).

In addition, OPC (through CPV Group) is engaged in additional business activities in the United States that are complementary to the electricity generation activity of the CPV Group. These additional activities include initiation and development of electricity generation projects (running on natural gas) with potential to incorporate carbon capture in the future (subject to further development) and retail operations for the sale of electricity designed to supplement CPV’s generation activities. OPC’s activities includes provision of asset management and energy services to the power plants focusing mainly on power plants partially owned by the CPV Group.  Commencing from the fourth quarter of 2024, renewable energy projects are presented in accordance with CPV Group’s respective share (about 66.7%) following an investment transaction, in the aggregate amount of $300 million, in CPV Renewables in exchange for 33.3% of the ordinary rights in the renewable energy activities in the U.S.

Operations Overview

The following tables set forth summary operational information regarding OPC’s power plants in commercial operation and under construction and in development in Israel (held and operated by OPC Israel which is 80% owned by OPC) and the United States (held and operated by CPV Group which is 70.5% owned by OPC).

Israel

The following table sets forth summary operational information regarding OPC’s main operations in Israel (owned and operated by OPC Israel):

Plants in Commercial Operation

Power plant/ energy generation facilities	Capacity(1) (MW)	OPC Israel Ownership Interest	Location	Type of project / technology	Year of commercial operation
Rotem	466	100%	Mishor Rotem	Natural gas, combined cycle	2013
Hadera(2)	144	100%	Hadera	Natural–gas—cogeneration	2020
Zomet	396	100%	Plugot Intersection	Natural gas, open-cycle	2023
Gat	75	100%	Kiryat Gat industrial park	Natural gas, combined cycle	2019 (acquired in 2023)
Energy generation facilities on the consumers’ premises	29	100%	On consumers' premises across Israel	Natural gas and renewable energy (solar)	2024-2025

(1)	As stipulated in the relevant generation license.

(2)	Hadera owns the Hadera Energy Center (boilers and turbines located at the premises of Infinya), which serves as back-up for steam generated by the Hadera power plant.

OPC also has virtual supply agreements of approximately 50 MW with customers.

The following table sets forth summary operational information for OPC’s plants in commercial operation in Israel as of and for the years ended December 31, 2024 and 2023:

	As of December 31, 2024				As of December 31, 2023
Entity	Installed Capacity (MW)		Net energy generated (GWh)(1)	Availability factor (%)(2)	Installed Capacity (MW)	Net energy generated (GWh)(1)	Availability factor (%)(2)
Rotem	466		3,332	95.1%	466	3,514	98.5%
Hadera	144		943	92.6%	144	939	90.7%
Zomet(3)	396		428	83.6%	396	283	88.0
Gat	87		397	64.4%	87	433	94.4
OPC Total	1,081	(4)	5,100		1,081	4,085

(1)	The net generation is the gross production capacity during the year, less energy consumed by the power plant for its own use.

(2)	The availability factor is the period during which the power plant was available for electricity generation, including scheduled and non-scheduled maintenance work.

(3)	The commercial operation date of Zomet was June 2023. Zomet is a peaker plant.

(4)	Excludes energy generation facilities on the premises of customers.

Israel—Projects under Construction and in Development

The following table sets forth summary information regarding OPC’s projects under construction and in development in Israel.

Power plants / energy generation facilities	Capacity (MW)	Status	Location
Sorek 2	Approximately 87 MW	Under construction	On the premises of the Sorek B seawater desalination facility
Energy generation facilities on the consumers’ premises	Aggregate capacity of approximately 79 MW, of which approximately 28 MW(1) are in various development and construction stages	Various stages of development/construction	On consumers’ premises across Israel
The Ramat Beka Solar Project	Approximately 500 MW with an estimated storage capacity of up to approximately 2,760 MWh	Advanced development	Neot Hovav Local Industrial Council
Solar and storage projects	An estimated aggregate capacity of approximately 215 MW and approximately 1100 MWh	Initial development	Kibbutzim/Moshavim
Intel	450 MW- 650 MW	Initial development	Intel’s facilities in Kiryat Gat

(1)
Each facility - with a capacity of up to 16 MW. Following the outbreak of the War, OPC served force majeure notices to consumers. The War and its effects may have an adverse effect regarding the compliance with the expected commercial operation dates, and the projects’ expected costs. In addition, delays in the completion of the projects, which are not justified in accordance with the relevant agreements, may impact the cost of the project and may cause an increase in costs and/or constitute failure to comply with undertakings to third parties and lead to the instigation of proceedings and/or the demand of remedies.

United States

The following table sets forth summary information regarding OPC’s United States operations (plants in commercial operation), through its 70.5% ownership of CPV Group (data is presented based on the rates of holdings of the CPV Group in the projects (renewable energy – 67.7%, and natural gas projects with carbon capture potential at rate of 70% or 100% pursuant the rights in each project):

Plants in Commercial Operation

Plant	Location	CPV Ownership Interest	Field/ technology	Installed Capacity (MW)	Year of commercial operation
Energy Transition Projects – Natural Gas Fired
CPV Fairview, LLC (“Fairview”)	Pennsylvania	25%	Conventional gas-fired, combined cycle	1,050	2019

CPV Towantic, LLC (“Towantic”)	Connecticut	26%	Conventional gas-fired (dual fuel / two fuels), combined cycle	805	2018

CPV Maryland, LLC (“Maryland”)	Maryland	75%(1)	Conventional gas-fired, combined cycle	745	2017

CPV Shore Holdings, LLC (“Shore”)	New Jersey	68.8%(1)(2)	Conventional gas-fired, combined cycle	725	2016

CPV Valley Holdings, LLC (“Valley”)	New York	50%	Conventional gas-fired, dual-fuel, combined cycle	720	2018

CPV Three Rivers LLC (“Three Rivers”)	Illinois	10%	Natural gas, combined cycle	1,258	2023
Renewable Energy Projects (held by CPV Renewables)(3)
CPV Keenan II Renewable Energy Company, LLC (“Keenan II”)	Oklahoma	66.7%(4)	Wind	152	2010

CPV Mountain Wind Holdings, LLC (“Mountain Wind”)	Maine	66.7%(5)	Wind	82 (in aggregate)	Various between 2008 and 2017

CPV Maple Hill Solar LLC (“Maple Hill”)	Pennsylvania	66.7% (subject to the tax equity partner’s share) (6)	Solar	126 MWdc	Second half of 2023

CPV Stagecoach Solar, LLC (“Stagecoach”)	Georgia	66.7% (subject to the tax equity partner’s share)(7)	Solar	102 MWdc	First half of 2024

(1)
In October 2024, CPV Group completed the acquisition of an additional 25% interest in Maryland and entered into agreements for the acquisition of an additional 31% interest in Shore and additional 25% in Maryland were signed These acquisitions were completed in the fourth quarter of 2024, as a result of which as of December 31, 2024, CPV Group held approximately 68.8% in Shore and approximately 75% in Maryland.

(2)	During the first quarter of 2025, CPV entered into a purchase agreement to acquire an additional 20% interest in Shore, and now holds approximately 90% of Shore.

(3)
On August 16, 2024, subsidiaries of CPV entered into agreements with Harrison Street, a U.S. private equity fund (the “Investor”) in the field of infrastructure, pursuant to which the Investor would invest a total $300 million in CPV Renewables for 33.33% of the equity interests in CPV Renewables, which holds 100% in CPV’s renewable projects under construction and in development.

(4)	Represents CPV’s holding in the project after giving effect to the sale of 33.33% of the equity interests in CPV Renewables to the Investor.

(5)	Represents CPV’s holding in the project after giving effect to the sale of 33.33% of the equity interests in CPV Renewables to the Investor.

(6)
Represents CPV’s holding in the project after giving effect to the Investor’s investment in CPV Renewables. In addition, in May 2023, the CPV Group entered into an agreement with a “tax equity partner” for an investment in the project. The tax equity partner completed its $82 million investment on December 15, 2023. The agreement gives the tax equity partner the option to sell its equity to CPV Group for a specified amount.

(7)
Represents CPV’s holding in the project after giving effect to the sale of 33.33% of the equity interests in CPV Renewables to the Investor. In addition, on May 13, 2024, the CPV Group entered into an agreement with a “tax equity partner” for an investment in the project of approximately $52 million, which was completed after the project reached commercial operation in the second quarter of 2024. According to the agreement and as of the project’s completion date, the tax equity partner funded an investment of approximately $43 million, with approximately $9 million to be funded over the term of the agreement as a function of the project’s production pursuant to the agreement. The agreement gives the CPV Group the option to acquire the tax equity partner's share in the project within a certain period and in accordance with the agreement.

The table below sets forth an overview of the generation capacity of CPV’s plants in commercial operation for 2024 and 2023.

	2024			2023
	Net Electricity generation (GWh)(1)	Actual Generation(2) (%)	Actual Availability Percentage (%)	Net Electricity generation (GWh)(1)	Actual Generation (%)(2)	Actual Availability Percentage (%)
Energy Transition Projects
Shore	3,612	56.9%	92.4%	4,000	63.3%	83.4%
Maryland	3,628	56.3%	90.3%	4,162	64.5%	93.0%
Valley	5,002	82.1%	89.1%	4,392	72.3%	77.6%
Fairview	7,610	82.1%	88.5%	7,213	81.1%	84.2%
Towantic	5,593	77.7%	89.9%	5,551	77.5%	91.2%
Three Rivers	6,366	59.9%	76.9%	2,814	64.0	74.8

Renewable Energy Projects
Keenan II	261	19.5%	95.8%	271	20.4%	93.6%
Mountain Wind	197	27.5%	91.7%	140	22.0	79.6
Maple Hill(3)	164	18.7%	93.4%	4.9	6.6	99.8
Stagecoach(4)	136	25.7%	98.1%	—	—	—

(1)	The net electricity generation is the gross generation during the period less the electricity consumed for the self-use of the power plants.

(2)
The actual generation percentage is the electricity produced by the power plants relative to the maximum amount of generation capacity during the period and is affected by ordinary course maintenance activities at the power plants, which are scheduled at fixed intervals. Such maintenance activities typically last for approximately 30–50 days and reduce the power plants’ generation and availability until such maintenance has been completed. The actual capacity percentage (availability percentage) for the Shore, Valley and Fairview plants improved in 2024 compared with 2023 as these plants had outages in 2023. Maryland’s decrease in 2024 compared with 2023 was mainly due to maintenance outages taken 2024. CPV Group’s projects may be under planned and unplanned maintenance (or experience production limitations or technical failures) from time to time, including as occurred in 2024. In 2025, in addition to immaterial planned tests, a major planned maintenance is expected at Towantic.

(3)	The Maple Hill project commenced commercial operations in December 2023.

(4)
The Stagecoach project commenced commercial operations in April 2024. The Stagecoach project entered into a PPA with a utility company for the supply of all the electricity to be produced for a period of up to 30 years from the project’s commercial operation date, at market prices, for the sale to a global company of 100% of the project’s Solar Renewable Energy Credits (“RECs”), as well as a hedge covering the entire electricity price of the quantity that is produced and sold to the utility company, at a fixed price, for a period of 20 years from the date of commercial operation of the project.

Projects under Construction

The table below sets forth a summary information of CPV’s projects under construction.

Project	Location	Type of project/ technology	Planned Capacity (MW)	Year of construction start	Projected date of commercial operation	Expected construction cost for 100% of the project
CPV Backbone Solar, LLC (“Backbone”)(1)	Maryland	Solar	179 MWdc	June 2023	Second half of 2025	Approximately $304 million
CPV Rogue's Wind, LLC ("Rogue's Wind")	Pennsylvania	Wind Turbines	114 MWdc	August 2024(2)	First half of 2026	Approximately $365 million

(1)
The Backbone project has signed a connection agreement and electricity supply agreement with the global e–commerce company for a period of 10 years from the start of the commercial operation, for supply of 90% of the electricity expected to be generated by the project in the period, and the sale of solar renewable energy certificates (“SREC”), for a period up to 2035. The balance of the project’s capacity (10%) will be used for supply to customers, retail supply of electricity of the CPV Group or for sale in the market.

(2)
In August 2024, a work commencement order for the construction of Rogue’s Wind project was issued. On the same date, an engineering, procurement and construction (EPC) agreement and equipment purchase agreement were signed and a project financing agreement was signed.

The power plants in which CPV has an interest generally sell their output on the spot market. CPV has in place hedging arrangements as discussed below.

OPC’s Strategy

Set forth below is OPC’s strategy, as published in its 2024 annual report.

OPC’s vision is to continue establishing its position as a leading high-quality independent power producer including in matters pertaining to ESG. Within this framework, OPC:

•
operates within a hybrid model that utilizes natural gas and renewable energies in order to secure optimal and reliable supply of electricity, while promoting a green and clean energy future. OPC promotes the energy transition (power generation that will transition to low carbon emission energy production) through a set of energy generation solutions, both through efficient, continuous, reliable conventional means (natural gas) and through renewable sources (solar, wind and storage);

•
is active throughout the value chain in the field of energy, from the initiation, construction and development stages of projects, to the operational stage to the supply stage, while working to achieve optimal utilization; and

•
works to expand its activity and enhance its position by further promotion of projects in the field of energy in Israel and the United States. OPC is working to continue initiating, developing and operating projects to generate electricity using a range of leading technologies that support energy transition, and enhancing the inherent synergy of the energy generation and supply activities.

OPC’s vision is based on an assumption that private electricity market in general, and in Israel and in the United States in particular, will continue to expand in the future, to support the growing demand for electricity (including as a result of demand for server farms, electrical vehicles and policies of transitioning to low-carbon economy which encourages electrification), alongside a gradual change in the type of energy production (mainly decommissioning of coal-fired power plants).

To implement this vision, OPC is focused in achieving competitive advantages in (i) the initiation, construction and development of facilities for generation of electricity and energy (including at customers’ sites) using a range of technologies—including conventional technologies and renewable sources; (ii) operation and maintenance of its power plants; (iii) optimization and synergy in the management of energy sales to customers, through a range of means of generation and ancillary arrangements, and in the acquisition of natural gas, while engaging in a range of contracts in order to enable continuity of supply at a competitive price; and (iv) ESG measures.

OPC’s objectives include (i) increasing its electricity generation capacity in Israel and the United States and expanding OPC’s customer base and types of customers; (ii) initiating, developing and constructing projects with energy generation facilities using renewable technologies and energy storage facilities that are adapted, among other things, to the needs of customers and the market and (iii) developing further it ESG strategy.

In addition to expansion of its renewable energy activity, OPC continues to pursue innovative and efficient conventional (natural gas) energy production.

From time to time, OPC may explore possibilities for expanding its activities in the electricity and energy generation and supply segment, including by (i) constructing and/or acquiring active power plants (using renewable energy and storage), (ii) under construction, or under development, including in additional territories around the world, and project development for such projects that are found suitable and consistent with OPC’s business plans, as applicable from time to time.

OPC’s Description of Operations

Israel

OPC’s operations in Israel include power generation plants that operate on natural gas and diesel. As of December 31, 2024, OPC’s installed capacity of its active plants was approximately 1,081 MW.

OPC’s activity in Israel is conducted through OPC’s subsidiary, OPC Israel, in which OPC has an 80% and Veridis owns the remaining 20%. OPC Israel owns and operates all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel, including a 100% interest in four power plants in operation, Rotem, Hadera, Zomet and Gat. OPC Israel also has projects under construction and in development in Israel, including a 100% interest in Sorek 2 (which is currently under construction), as well other operations in Israel including energy generation facilities on consumers’ premises and virtual electricity supply activities.

Power Plants in Operation

Set forth below is summary information relating to OPC’s plants in operation.

Rotem

OPC’s first power plant, Rotem, is powered by conventional technology (natural gas in combined cycle; with diesel oil and crude oil as backups) and has an installed capacity of 466 MW under its conventional technology electricity generation license, valid for a 30-year period from March 2011. Rotem commenced commercial operations in Mishor Rotem, Israel in July 2013 and in 2024 it received a supply license with a license period that corresponds to the period of the generation license. Upon receipt of the supply license and the amendment to the generation license, Rotem may trade capacity and energy with other suppliers.

Below is a description of some of the key aspects of Rotem’s operations:

Sales of Electricity

PPAs. Rotem has a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or Rotem’s PPA with the IEC (which was assigned by the IEC to the System Operator). The term of Rotem’s PPA with the IEC is 20 years after the power station’s COD (which was in 2013). According to the agreement, Rotem is entitled to operate in one of the following two ways (or a combination of both, subject to certain restrictions set in the agreement): (i) provide the entire net available capacity of its power station to the IEC or (ii) carve out energy and capacity for direct sales to private consumers. Rotem has allocated the entire capacity of the plant to private consumers since COD. In addition, Rotem has entered into dozens of PPAs and with Partner into a PPA for household consumers and small- and medium-size businesses (“SMBs”). Under Rotem’s PPA with the IEC, it can also elect to revert back to supplying to the IEC instead of private customers, subject to twelve months’ advance notice. The introduction of renewable energies into the region in which Rotem is located and grid restrictions may cause the power plant to generate less electricity.

Gas Supply Agreements

The power plants owned by OPC in Israel use natural gas as their primary fuel, with diesel fuel and fuel oil as backup. Rotem purchases natural gas from Tamar Group and Energean as described in “—OPC’s Raw Materials and Suppliers—Israel—Gas Supply Agreements”.

Gas Transmission Agreement

Transmission of natural gas from the gas supplier to Rotem is carried out through the INGL natural gas transmission system.

In July 2010, Rotem entered into a gas transmission agreement with INGL. The agreement period is up to July 31, 2029, or until its early termination, including a 5-year extension option, subject to advance notice.  For transmission services, INGL charges gas consumers (including Rotem) a tariff which is set by the Natural Gas Authority, and which includes a (fixed) capacity component and a gas transmission component (paid according to the actual gas transmission).

Pursuant to the agreement, in the event of capacity shortage in the transmission system, Rotem is entitled to receive the proportionate share of capacity it ordered out of the total capacity ordered by gas consumers. The agreement sets forth a number of cases wherein INGL is entitled to discontinue providing its transmission services, including payment default and breaches not remedied within the period stipulated. Each of INGL and Rotem have termination rights in specified circumstances.

Maintenance

In December 2023, Rotem entered into a new maintenance agreement with Mitsubishi Power Europe Ltd. and a company operating on its behalf that served as a local contractor (together “Mitsubishi”) for a total estimated cost of approximately EUR 67 million to be paid over the term of the agreement, in accordance with a payment schedule set forth in the agreement (the “New Rotem Maintenance Agreement”). The New Rotem Maintenance Agreement is expected to replace Rotem’s existing maintenance agreement with Mitsubishi Heavy Industries Ltd. which is expected to expire in October 2025. The term of the New Rotem Maintenance Agreement is 12 years from the end of the term of the existing Rotem maintenance agreement, or the completion of the required maintenance work, and no later than 20 years from the end of the term of the existing Rotem maintenance agreement. As part of the New Rotem Maintenance Agreement, Mitsubishi provides to Rotem an undertaking to maintain a certain level of availability of the components relevant to the power plant and other parameters related to the performance of the relevant components in the power plant (including an undertaking regarding emissions). As part of the New Rotem Maintenance Agreement, the timetable for maintenance work for the power plant was extended such that maintenance work will be executed in the power plant every 25,000 working hours (approximately three years) as compared to every two years under the current agreement.

Maintenance work in 2023 and 2024

Rotem was shut down in March 2024 for scheduled maintenance which lasted approximately 17 days which had an adverse effect on its results for 2024 compared 2023.  Despite the maintenance work, sales of electricity to customers continued as Rotem purchased electricity from the System Operator in order to meet the full demand by its customers during the shutdown. The next significant maintenance work is scheduled to take place in 2025, during which the plant’s operations are expected to be suspended for approximately 45 days. This schedule could change as a result of various factors including, among others, the scope of operation of the power plant, security developments in Israel, infrastructure constraints or rescheduled works with the maintenance contractor which could adversely affect the operations of Rotem and OPC.

Hadera

Hadera operates a cogeneration power station in Israel, with capacity of approximately 144 MW. The cogeneration power plant reached its COD on July 1, 2020. Hadera holds a license for generation of electricity using cogeneration technology, which has been granted by the EA for a period of 20 years which may be extended by an additional 10 years. Hadera also holds the supply license which is in effect for as long as Hadera holds a valid generation license.  Hadera owns the Hadera Energy Center, which consists of boilers and a steam turbine. The Hadera Energy Center currently serves as back-up for the Hadera power plant’s supply of steam and its turbine is not currently operating (and is not expected to operate with generation of more than 16MW). Hadera power plant is “dual‑fuels” generator of electricity (capable of using both natural gas and diesel oil, in its operations, subject to the required adjustments).

Hadera entered commercial operation following the power plant’s construction delay. In July 2024, Hadera received a lump sum from its insurers in connection with loss of income due to the delay in to Hadera’s COD.

Below is a description of some of the key elements of Hadera’s operations:

Sales of Electricity and Steam

Hadera’s power plant supplies the electricity and steam needs of Infinya’s facility and provides electricity to private customers in Israel. It also sells electricity to the IEC. The power plant operates using natural gas as its energy source, and diesel oil and crude oil as backups. In order to benefit from the fixed arrangements for cogeneration electricity producers, each generation unit in a power plant must meet the minimum energy utilization conditions set forth in the Cogeneration Regulations, and if it does not meet them, other less favorable tariff arrangements will apply. Hadera is entitled to sell at a tariff, the formula for the calculation of which is predetermined and includes USD mechanisms for linkage to various parameters, including Hadera’s gas price (including taxes), the CPI and the exchange rate). Following the revision of the demand hours clusters resolution, the mid-peak demand hour cluster was cancelled, and the off-peak hours were expanded so as to reduce the System Operator’s purchase obligation from Hadera. The annual tariff is set according to the actual quantity of electricity provided during on-peak hours; no adjustments were made following the decision to change the demand hours clusters.

Hadera has a long-term PPA with Infinya, as part of which Hadera provides the entire electricity and steam needs of Infinya Plants, which are located close to the Hadera power plant. The Hadera power plant has a direct power line to Infinya plants.

In addition to the Hadera power plant, Hadera owns the Energy Center (boilers and turbine on the premises of the Infinya plants), which is located on the premises of Infinya plants. The Energy Center serves as backup for supply of steam from the Hadera power plant.

In addition, the Hadera power plant supplies electricity to additional private customers and to the System Operator.

Gas Supply Agreements

Hadera is party to agreements with the Tamar Group and Energean for the supply of natural gas. See further details in “—OPC’s Raw Materials and Suppliers—Israel—Gas Supply Agreements”

Gas Transmission Agreement

Infinya entered into an agreement with INGL for transmission of natural gas to the Hadera Energy Center in 2007. Following the acquisition of Hadera’s shares in 2015, the agreement was assigned to Hadera. The terms and conditions of the gas transmission agreement to Hadera are essentially the same as those of Rotem’s gas transmission agreement. In December 2015, the transmission agreement was amended for gas transmission to the Hadera Power Plant to be arranged through a new pressure reduction and measurement station (“PRMS”) located near the Hadera plant. The agreement expires on the earlier of: (i) 16 years from the commercial operation date of the PRMS; (ii) expiry of the INGL license (August 1, 2034); or (iii) termination of the agreement in accordance with its terms and conditions. In addition, Hadera has the option to extend the agreement period by an additional 5 years.

Maintenance Agreement

In June 2016, Hadera entered into a maintenance agreement with General Electric International Ltd., or GEI, and GE Global Parts & Products GmbH pursuant to which these two companies provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the Hadera plant for a period commencing on the COD until the earlier of: (i) the date on which all of the covered units have reached the end-date of their performance and (ii) 25 years from the date of signing the service agreement.

Maintenance work in 2023 and 2024

In 2023, planned and unplanned maintenance work was conducted in the power plant’s gas turbine over an aggregate period of approximately 40 days. During the maintenance work, the power plant continued to operate on a partial basis. Certain planned maintenance work took place in 2024 in one of the gas turbines and the steam turbine, which took approximately 35 days in total.

Zomet

Zomet owns a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW. The Zomet plant is a “peaking” facility and all capacity is sold to the IEC. OPC Israel owns 100% of the shares of Zomet.  The Zomet plant reached COD in June 2023 and the EA has granted an electricity generation license to Zomet for a period of 20 years.

Below is a description of some of the key elements of Zomet’s operations:

Sales of Electricity

As opposed to generation facilities with an integrated cycle that operates during most of the hours in the year, the Zomet plant is an open-cycle power plant (peaker plant). Peaker plants are generally planned to operate for a short number of hours during the day, where there is a gap in the demand and supply of electricity, e.g., at peak demand times. They act as backup plants whose purpose is to provide availability in times of peak demand, such as when other generation facilities break down, or as supplements when solar energy is unavailable. Therefore, as opposed to Rotem and Hadera, which enter into PPAs to sell power to private customers, Zomet sells all of its energy and capacity from its facilities to Noga (acting as a peaker plant) in accordance with the power purchase agreement based on an approved Zomet tariff.

In January 2020, Zomet entered into a PPA with the IEC (which has since notified OPC that the PPA has been assigned to Noga), or the Zomet PPA. The term of the Zomet PPA is for 20 years from the power plant’s COD. According to the terms of the Zomet PPA, (i) Zomet sells energy and capacity to the System Operator and the System Operator provides Zomet infrastructure and management services for the electricity system, including back-up services, (ii) all of the Zomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which require compliance with criteria set out in relevant regulation, (iii) the plant will be operated pursuant to the System Operator’s directives and (iv) Zomet will be required to comply with certain availability requirements set out in its license and relevant regulation, and pay penalties for any non-compliance. Zomet plant’s entire capacity is allocated to the System Operator pursuant to the terms of the Zomet PPA.

Gas Transmission Agreement

In December 2019, Zomet entered into an agreement with INGL for the transmission of natural gas to the Zomet power plant. The agreement period is 15 years from piping of first gas (which started in December 2022), including a 5-year extension option, subject to advance notice, under terms and conditions that are customary in gas transmission agreements signed by INGL at that time. The agreement is subject to cancellation under certain conditions.

Maintenance Agreement

In December 2019, Zomet entered into a long-term maintenance agreement with PW Power Systems LLC (“PW”). The cost of the Zomet maintenance agreement is part of the total estimated consideration of the agreement with the power plant’s construction contractor, of approximately $300 million. The consideration in respect of the maintenance work may increase in line with the maintenance work that will actually be required. Pursuant to the agreement, PW will provide maintenance work on the Zomet plant generators, turbines, and additional equipment for a period of 20-years commencing on the COD of the Zomet plant.

Maintenance work in 2023 and 2024

During 2024, Zomet was temporarily shut down to upgrade and replace a component of the power plant’s turbines, which adversely affected Zomet’s results during the period. In addition, to mitigate the risk of operational failure at the Zomet power plant due to a technical fault, which was detected and in coordination with the contractor, until the investigation and repair of the fault are completed – the plant’s capacity has been reduced to approximately 85% of its capacity. OPC believes that the process of investigating and repairing the fault is expected to end within approximately twelve months.

Tariff Arrangements

Pursuant to the generation license, Zomet is entitled to receive an capacity tariff from the System Operator of between 5.7 and 6.5 agorot per kilowatt hour, subject to the number of ignitions. In addition, Zomet is entitled to an electricity and gas tariff based on the generation and purchase cost and pursuant to the terms of the generation license and relevant EA regulation.

Gat Power Plant

The Gat Power Plant operates a combined cycle power station powered by conventional energy, with installed capacity of approximately 75 MW. The Gat Power Plant began operations in November 2019, upon being awarded generation and supply licenses by the EA. The Gat Power Plant is located in the Kiryat Gat area. The Gat Power Plant was acquired by OPC in March 2023.

Below is a description of some of the key aspects of Gat’s operations:

Sales of Electricity

The Gat Power Plant operates under a “limited capacity” regulatory framework, in accordance with the applicable regulation for cogeneration producers which do not meet the cogeneration conditions as per the EA’s resolution.  Under the regulation, Gat is allowed to sell the electricity to electricity consumers, and to provide the remaining generation capacity to the System Operator as capacity, under an annual capacity limit. The Gat Power Plant has a tariff approval from the EA in connection with the receipt of capacity payments, where the total capacity payment is capped as per the license. Gat Power Plant’s revenues from sale of energy are linked to the generation component; therefore, its profitability is affected by changes in the generation component (revenues from provision of capacity are linked to the CPI).

Gas Supply Agreement

Gat is party to a natural gas supply agreement with the Tamar, which sets forth conditions for the purchase of a minimum quantity of gas and other arrangements. See further details in “—OPC’s Raw Materials and Suppliers—Israel—Gas Supply Agreements”.

Gas Transmission Agreement

In March 2012, the Gat Partnership and INGL signed an agreement for transmission of natural gas to the Gat Partnership’s facilities. The agreement term is 15 years from each facility’s respective gas piping date (June 2014 for the partnership’s facilities and June 2019 for the power plant’s facilities). The agreement includes a 5-year extension option for each of these periods, with prior notice, under the customary terms and conditions for the gas transmission agreements INGL enters into at the time.

Operating and maintenance agreement

On January 29, 2017, the Gat Partnership and Siemens Israel Ltd. (“Siemens”) entered into an operating and maintenance agreement in connection with the Gat Power Plant (the “Gat Operating and Maintenance Agreement”). As part of the agreement, Siemens undertook to provide all operation and maintenance services to the Gat Power Plant, at an estimated total cost of approximately NIS 207 million (approximately $57 million), which is paid over the term of the agreement, in accordance with a formula set in the agreement. The term of Gat’s operating and maintenance agreement is 20 years or 170 thousand operating hours from the commercial operation date, whichever is earlier, subject to early termination provisions in the agreement.

Following the commercial operation of the power plant, a dispute arose between the parties regarding the Gat Partnership’s right to receive a discount on the quarterly payment to Siemens, in accordance with the provisions of the Gat Operating and Maintenance Agreement. Gat’s position is that a discount should apply to the payment, and Siemens disputes this position. The power plant qualifies for a discount application if it works on a partial operation regime solely for the production and sale of electricity. Siemens claims that the power plant switched to a full cogeneration regime and therefore does not qualify for a discount. The parties commenced an arbitration proceeding which is ongoing and there is no certainty that the decision would be favorable for Gat. If it is ruled that Gat is not entitled to a discount, it will be required to pay the difference in the payment amounts for previous periods in respect of maintenance and operation services provided to the power plant, and increase the payment amounts under the agreement going forward, i.e., without applying the discount. The parties have been assessing the possibility of resolving the dispute with a settlement in order to avoid an arbitration proceeding.

Maintenance work in 2024

During 2024, Gat underwent unscheduled maintenance work from July 2024, due to a malfunction which had resulted in the power plant’s operations being shut down and which had an adverse effect on its results for the year, resuming regular operations in November 2024. The Gat Power Plant is powered solely by natural gas.

Tariff arrangement

The Gat Power Plant’s revenues from sale of energy are linked to the generation component; therefore, its profitability is affected by changes in the generation component (revenues from provision of capacity are linked to the CPI). The power plant’s operating expenses include the costs of natural gas, fixed and variable expenses to the operation contractor, and general and administrative expenses.

The Gat Power Plant is subject to the cogeneration regulations pursuant to which, among other things, the EA set an arrangement (“a hedged availability transaction”) for electricity producers which no longer meet the conditions required for a cogeneration facility. The EA has approved a tariff arrangement which defines the capacity tariffs, to which the Gat Power Plant is entitled from the System Operator. The capacity payment is capped.

Distributed Energy

Agreements for construction of energy-generation facilities on consumers’ premises

OPC entered into a number of agreements (including under a tender of the EA),  pursuant to which OPC constructs and operates energy generation facilities on the consumer’s premises using mainly gas-fired electricity generation facilities and electricity storage facilities. As part of the arrangements, OPC is typically given the right to construct generation facilities, while undertaking to meet planned commercial operation dates subject to conditions, which may differ between agreements; these conditions include meeting various milestones in the project's life (such as, among others, obtaining permits, connecting to the natural gas distribution grid or to the electrical grid).

The engagements with each of consumers may include (as the case may be) OPC commitments in connection with construction and operation of the generation facilities, including timetables for execution, connection of the facilities to the electrical grid, and if the facility is gas-powered also to the natural gas distribution grid, and responsibility for certain results with respect to certain agreements. OPC will typically operate the facilities and will use them to generate electricity which will be supplied to the grid and/or to consumers, in accordance with its discretion, and in accordance with the different commercial arrangements for periods of 15 to 25 years from the commercial operation date of the generation facilities, subject to an early termination option, as set forth in the agreements with each consumer.

Generally, the agreements with consumers are based on a discount on the generation component and a savings on the grid tariff, and other arrangements (which depend, in certain cases, on the nature of the project), including payments in respect of the award of the rights to the land and various arrangements related to the construction and operation of the facilities. Most of the consumers are concurrently engaged in PPAs with Rotem or Hadera. OPC believes that the construction of generation facilities adjacent to the consumer benefits the consumers in terms of the electricity they consume while saving grid resources.

OPC signed a master agreement to purchase motors for the generation facilities in order to execute the relevant projects. In addition, during 2024, OPC entered into construction agreements with construction contractors, and into equipment supply agreements and agreements for the maintenance of the engines for some of the projects. The construction of several projects was completed, and they either obtained a commercial operation approval or are in different stages of testing and connection to the grid. The remaining projects are in various development stages (planning and permits, testing/connection to electricity and gas infrastructure, or construction). As for the projects for which not all permits have been obtained (such as building permits), their completion, construction, and operation are subject to receipt of the permits. Accordingly, there is no certainty that all the projects will be executed, nor is there certainty as to their date of completion, if indeed they are completed.

In addition, OPC entered into separate, independent agreements with different scopes and terms and conditions agreed to with each consumer, which may materialize at different times. In OPC’s opinion, generally, each of these engagements is not, and is not expected to be, material to OPC.

The total scope of OPC's investment will depend on the scope of the engagements with consumers.

Gnrgy

In August 2024, the minority shareholder in Gnrgy Ltd. purchased OPC’s interest in the company in accordance with the terms of the separation agreement.

Projects Under Construction and in Development in Israel

Overview

The following table sets forth summary operational information regarding OPC’s projects under construction and in development in Israel.

Israel—Projects under Construction and in Development

Power plants / energy generation facilities	Status	Capacity (MW)	Location	Technology	Expected commercial operation date	Main customer/ consumer
Sorek 2	Under construction	Approximately 87	On the premises of the Sorek B seawater desalination facility	Natural gas—Cogeneration	First half of 2025	Onsite consumers and the System Operator
Energy generation facilities on consumers’ premises	Various stages of development/construction
Total agreements with an aggregate capacity of approximately 79 MW, of which approximately 28 MW are in various construction and development stages (of which 16 MW have completed the construction work and have not yet commenced commercial operation)
			On the premises of consumers throughout Israel	Natural gas, renewable energy (solar) and storage	Gradually in accordance with the development stages of each project	Onsite consumers and the System Operator

Key details regarding projects in development in Israel

Power plant/ energy generation facilities	Status	Location	Technology	Additional details
The Ramat Beka Solar Project	Advanced Development	Neot Hovav Local Industrial Council	Photovoltaic with integrated storage
In May 2023 and June 2024, OPC power plants won two tenders of Israeli land authority for planning and construction of facilities for generation of electricity using renewable energy using photovoltaic technology with storage, on a number of adjacent sites. OPC estimates the proximity of the sites on which it won two of the tenders constitutes a significant unique advantage for it would be expected to permit physical project consecutiveness, allow for savings on central (joint) costs, increase the certainty with respect to the feasibility and characteristics of the projects and advance the conditions required for ultimate execution and connection to the transmission network in the framework of an overall plan having a significant scope. Subject to advancement of appropriate development processes, it will be possible to act in order to advance a consolidated project having about 500 megawatts per hour plus storage capacity estimated at about 2,760 megawatts per hour, and an estimated cost of about NIS 4.0 – 4.2 billion, on a cumulative basis. For the sites of the two tenders. Subject to completion of all the transactions, development processes, planning and licensing along with receipt of the required approvals, the start of the construction stage is expected to be in 2026–2027. In September 2024, OPC’s subsidiary completed a payment to the ILA of approximately NIS 178 million (approximately $48 million), which constitutes 20% of the total consideration in respect of the two plots of land in the additional tender. To the best of OPC’s knowledge, government authorization was received for advancement of the plan to the State National Infrastructures Board.

Solar and storage projects	Initial development	Kibbutzim/Moshavim	Photovoltaic in combination with storage
OPC entered into agreements with interest holders in land (rural settlements – moshavim and kibbutzim) who hold interest in land of potential sites for combined storage solar projects. OPC entered into agreements for the construction of solar facilities with estimated aggregate capacity of approximately 215 MW and approximately 1,100 MWh.

Intel	Initial development	Gat	Conventional
On March 3, 2024, OPC Power Plants signed a non-binding memorandum of understanding with Intel Electronics (“Intel”), an OPC existing customer, pursuant to which OPC Israel will construct and operate a power plant, which will supply electricity to Intel’s facilities, including expansion of the facilities currently being constructed, for a period of 20 years from the operation date.

For details on the status of Hadera 2 project, see “—Description of Projects Under Construction and in Development—Hadera 2” below.

Description of Projects Under Construction and in Development

Set forth below is a description of OPC Israel’s projects under construction and in development.

OPC has entered into agreements, including under a tender of the ILA, pursuant to which OPC constructs and operates energy generation facilities on the consumer’s premises using mainly gas-fired electricity generation facilities and electricity storage facilities.  As part of the arrangements, OPC was given the right to construct generation facilities, while undertaking to meet planned commercial operation dates. The engagements with each consumer include timetables for execution, connection of the facilities to the electrical grid, and if the facility is gas-powered also to the natural gas distribution grid, and in some, responsibility for certain results. As a general matter, OPC will operate the facilities and will use them to generate electricity which will be supplied to the grid and/or to consumers, at OPC’s discretion, and in accordance with the different commercial arrangements for periods of 15 to 25 years from the commercial operation date of the generation facilities, subject to an early termination option, as set forth in the agreements with each consumer.

The agreements with consumers are based on a discount to the generation component and a savings on the grid tariff, and other arrangements including payments in respect of the award of the rights to the land and various arrangements related to the construction and operation of the facilities. Most of the consumers are concurrently party to PPAs with Rotem or Hadera. OPC believes that the construction of generation facilities adjacent to the consumer benefits the consumers in terms of the electricity they consume while saving grid resources.

OPC signed a master agreement to purchase motors for the generation facilities for projects. In addition, OPC also entered into construction agreements with construction contractors, and into equipment supply agreements and agreements for the maintenance of the engines for some of the projects. The construction of several projects has been completed, and they either obtained a commercial operation approval or are in different stages of testing and connection to the grid; the remaining projects are in various development stages (planning and permits, testing/connection to electricity and gas infrastructure, or construction). As for the projects for which not all permits have been obtained (such as building permits), their completion, construction, and operation are subject to receipt of the permits.

As of December 31, 2024, OPC’s investment in such generation facilities amounted to approximately NIS 98 million (approximately $27 million).

Solar and storage projects

OPC Israel works to develop storage-incorporated solar projects in land owned by kibbutzim and moshavim, using photovoltaic technology in combination with storage, including agrivoltaic projects. OPC Israel entered into agreements with holders interests in the land (“Land Interest Holders") where solar projects may potentially be constructed. OPC has signed the agreements for the construction of solar plants with an estimated aggregate capacity of approximately 215 MW and approximately 1,100 MWh in storage. The agreements are mostly option agreements under which OPC Israel may develop and promote solar electricity generation facility construction and operation projects, using photovoltaic technology with integrated storage facilities. Generally, in accordance with the agreements, upon exercise of the option by OPC Israel, a joint special-purpose corporation will be established with the Land Interest Holders, which will own the production facility; the corporation will be held as required by law in respect of the settlements’ right to the land, including by virtue of the ILA’s resolutions regarding the holding of agricultural land, as they shall be from time to time.  In addition, OPC Israel is responsible for the development, licensing, management, financing, construction, maintenance and operation of the solar production facilities; and OPC will be given priority to purchase the electricity produced in the solar facilities in accordance with the arrangements set forth in the agreements. The collaboration agreements with the Land Interest Holders generally include payment to the Land Interest Holders with respect of the use of the land (including payments during the option period under agreed terms and conditions), and an option given to the Land Interest Holders to participate - to a limited extent - in the project’s profits, while bearing the project costs and operating the project under the conditions set forth in the agreement. Generally, such agreements include arrangements regarding the management of the special-purpose corporation, arrangements regarding development expenses, representation on the board of directors and decision-making (and the Land Interest Holders will be entitled to certain minority interests), arrangements regarding the financing of the project (including the provision of financing and own capital by OPC Israel for this purpose, including for Land Interest Holders’ rights under certain circumstances ), arrangement for bearing various costs and collaboration arrangements for developing and constructing the project.

The solar electricity production activity of independent electricity producers and the supply of such electricity to customers is regulated under the Electricity Sector Law and the regulations promulgated thereunder, by virtue of which provisions, regulations, tenders and resolutions of the Israeli Electricity Authority are published, which determine, among other things, the construction and licensing procedures for the purpose of executing the activities and the conditions for their execution. Furthermore, the construction of solar plants is subject to obtaining approvals from regulatory bodies and various institutions (such as the Israel Land Authority, municipalities, planning and construction bodies and various government ministries).

These solar projects are designated to supply electricity to customers in accordance with the terms of the applicable regulations (as they will be at the relevant dates).

The projects are under initial development stages and their completion, construction and operation are subject to obtaining all permits, to planning and licensing procedures and to ensuring connection to the grid, terms of engagement with major suppliers (including lenders), final costs for development, construction and equipment, and completion of construction work. Accordingly, there is no certainty that all the projects will be executed, all of their characteristics, or their date of completion.

In 2024, OPC entered into construction agreements with construction contractors and into equipment supply agreements and agreements for the maintenance of the engines and solar panels (as well as storage batteries) for some of the projects.

Sorek 2

In May 2020, Sorek 2 (a special-purpose company wholly-owned by OPC) signed an agreement with SMS IDE Ltd. (“IDE”), which won a tender from the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek B site (the “Desalination Facility”), whereby Sorek 2 is to supply equipment, construct, operate, and maintain a natural gas-powered energy generation facility on Sorek B site, with a production capacity of 87 MW (the “Sorek Generation Facility”), and supply the energy required for the Desalination Facility for a period that will end on the shorter of (i) 24 years and 11 months from the Desalination Facility’s commercial operation date or (ii) 27 years and 9 months from the date on which the franchise agreement is signed, being March 15, 2048. At the end of this period, ownership of the Sorek 2 Generation Facility will be transferred to the State of Israel. OPC estimates that construction of the plant would be completed and commercial operation date would be in the first half of 2025.

Sorek 2’s engagement with IDE includes, among other things, Sorek 2’s undertakings to construct the facility by the later of: (i) 24 months of the date of approval of National Infrastructures Plan 36A (which became effective in December 2021) or (ii) within four months from the date on which the construction of the gas pipeline is completed, including obtaining the required permits, and the supply of gas to the power plant has commenced. The construction of the Sorek Generation Facility will be undertaken by Sorek 2 as an IPP contractor (subcontractor of the concessionaire) under the BOT (build, operate, transfer) agreement of the Desalination Facility. The Sorek Generation Facility is expected to be established under the framework of the EA’s resolution on the “Arrangement for High Voltage Producers Connected to the Grid that are Established without a Tender”, and the capacity remaining beyond the consumption of the Desalination Facility is designated to be sold to the onsite consumer and the System Operator. In December 2024, Sorek 2 signed a PPA agreement with the System Operator, which regulates Sorek 2’s right to sell the System Operator’s capacity and energy, and the terms and conditions for such a sale. The PPA became effective on its signing date for a period of 20 years of the date that commercial operation of the generation facility commences.

To secure Sorek 2’s commitments under the Sorek 2’s IPP agreement, OPC provided IDE with a guarantee that will remain valid throughout the term of the agreement. In connection with the project, Sorek 2 also entered into the equipment supply agreement (which was subsequently assigned to the construction contractor) for the supply of the gas turbine and related equipment (the “Equipment Supply Agreement”), and a maintenance agreement with General Electric (“GE”) group. OPC estimates that the construction cost of the Sorek 2 project, including its share in the construction agreement and the equipment supply agreement, which constitute most of the cost for the project (excluding the long-term maintenance agreement), is approximately $42 million.

On June 4, 2024, the EA issued a tariff approval for Sorek 2 in accordance with the EA’s resolution dated March 6, 2019, on the “Arrangement for High Voltage Producers Connected to the Grid that are Established without a Tender”. The financial closing’s completion was obtained on June 6, 2024 as confirmed by the EA.  According to the tariff approval, Sorek 2 will be eligible to the fixed tariffs as part of the tariff approval, in respect of sale of capacity and energy to Noga, for a period of twenty years commencing on the date of receipt of the permanent generation license and the commercial operation date, provided that it meets the deadlines for commercial operation of the Sorek generation facility, the generation license is valid, in accordance with the resolutions of the EA, the rules of transactions, covenants and tariff tables.

Currently, certain actions and conditions associated with the construction and operation of the project have not been completed. In addition, during the fourth quarter of 2023, the construction contractor of the Sorek 2 project delivered a force majeure notification due to outbreak of the War in Israel. The construction work, its completion the commercial operation date and the costs involved with the construction could be adversely impacted by the War, according to which delays are expected in the time frames due to, among other things, difficulties in the arrival of foreign work teams to the site, professionals’ departures, and the arrival of equipment to the site. Following an escalation of the War, in 2024, notices were received from BHI CO Ltd (“BHI”) and GE regarding evacuation of the contractors’ migrant workers from Israel due to security situation. Upon receipt of the notice, OPC delivered BHI’s notice to IDE and to the government, and clarified that due to the War it expects delays in time frames and in the completion of the construction work. Given that the War continues, other effects and/or damages may arise in the future due to War. OPC is collecting additional data about the event and its effects and maintains contact with the government and the contractor to assess the influences and their effects on the time frames for the construction of the project and the costs arising therefrom (which may increase). Sorek 2 is taking action to obtain adequate extensions, which have not yet been received. The EA extended project completion dates due to the defense (security) situation such that an extension of two months was allowed for date of the financial closing. OPC is currently assessing the impact of force majeure events on the timeline of OPC’s obligations under the engagement and on the timeframe for the construction of the project as well as commitment to supply energy at a certain capacity and scope to the desalination facility.

Hadera 2

In April 2017, OPC was authorized by the Israeli Government to seek authority for zoning of the land for a natural gas-fired power station on land owned by Infinya near the Hadera power plant. OPC Hadera Expansion Ltd. (“Hadera Expansion”), an OPC subsidiary, is party to an option agreement with Infinya to lease the relevant land, which was extended until the end of 2022. In December 2022, Hadera 2 and Infinya signed an agreement for extending the project’s land lease period to a 5-year period, at an average cost which is not material to OPC, and the provisions of the lease agreement that will apply if the option is exercised were revised.

These plots of lands would provide OPC with land that can be used with tenders but OPC would still require licenses to proceed with any projects on this land. In April 2024, the Israeli Government rejected the plan to construct a power plant on land adjacent to the power plant in Hadera 2. In June 2024, Hadera 2 petitioned to the Israeli High Court of Justice regarding the reversal of the aforementioned government resolution and plan approval. On December 12, 2024, an order nisi was handed down by the High Court of Justice, instructing the government to explain why the plan ought not to be submitted to the National Infrastructure Board for further discussion, and alternatively, explain why that plan is not authorized. A hearing for the petition is scheduled to take place in April 2025.

In addition, OPC may examine possibilities for expanding its electricity generation activities by means of construction of power plants and/or acquisition of power plants (including in renewable energy) in its existing and/or new geographies.

Ramat Beka Solar Project

In May 2023, an OPC subsidiary won a tender of the ILA to develop renewable energy electricity generation facilities using photovoltaic technology in combination with storage with an option to acquire lease rights for land in Israel for construction in three areas in Neot Hovav Industrial Local Council, with a total area of approximately 2,270 dunams. The total amount of the bid was approximately NIS 484 million (approximately $133 million). Pursuant to the terms of the first tender, in the third quarter of 2023, 20% of the total consideration was paid in respect of an authorization and planning agreement. This amount will not be refunded in the event the project’s development and planning procedures fail to develop into an authorized plan and lease agreements are not signed.

On June 30, 2024, OPC was announced the winning bidder in an additional tender of ILA in connection with two sites with an aggregate area of about 1,617 dunams located adjacent to sites the subsidiary won in the previous tender (the “second tender”). OPC’s bids amounted to approximately NIS 890 million (approximately $236 million), in the aggregate, for the two areas in the second tender. OPC believes that the proximity of the sites for the two tenders are expected to enable a consolidated project with estimated aggregate capacity of approximately 500 MWh and estimated storage capacity of approximately 2,760 MWh, and an estimated cost of about NIS 4.5 – 4.9 billion (approximately $1.2 - $1.3 million) resulting in certain cost savings, increasing the certainty as to the feasibility and characteristics of the projects, and positively impacting the conditions required for the execution of the projects and connection to the transmission grid.

In accordance with the second tender, in September 2024, OPC’s subsidiary completed a payment to the ILA of approximately NIS 178 million (approximately $49 million), which constitutes 20% of the total consideration in respect of the two plots of land in the additional tender, in connection with a three-year planning authorization agreement (which has not been signed, and which may, under certain circumstances and subject to additional payment by OPC's subsidiary, be extended by up to 12 months).

On July 23, 2024, OPC Power Plants received purchase tax assessments in connection with the previous tender amounting to approximately NIS 29 million (approximately $8 million). OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands as included in the purchase tax assessments, due to, among other things, OPC’s position that the arrangement as per the Israel Land Authority’s tender does not establish a “right in land”. OPC Power Plants appealed the purchase tax assessment. OPC believes that since the chances of its position being allowed are higher than the chances that it will be dismissed, no provision was made in respect of the assessment amount.

Power plant for Intel Israel facilities. In March 2024, a subsidiary of OPC entered into a non-binding memorandum of understanding (the “MoU”) with Intel, an existing customer of OPC, pursuant to which OPC’s subsidiary will construct and operate a power plant with a capacity of at least 450 MW (and up to 650 MW) (the “Intel Project”). The Project will supply electricity to Intel’s facilities in Gat, including an expansion of the facilities which is currently taking place, for a period of 20 years from the commercial operation date.

The MoU includes provisions regarding promotion of the development and planning of the Intel Project, acquisition of the rights to land, and collaboration of the parties to obtain the required permits in connection with the Intel Project. In addition, the MoU includes arrangements regarding the tariff that will be paid to OPC’s subsidiary, which is based on rates that reflect a discount to the generation component tariff (based on the size and the Intel Project’s characteristics) and other provisions that will be included in a detailed agreement that the parties are expected to enter into.

The parties have been engaged in taking steps to advance project’s development and planning process and entry into project-related agreements. Such steps included receipt of a planning survey, certification of interest in the land, and the Planning Administration’s planning recommendation for the purpose of obtaining the government’s authorization to commence the process of a National Infrastructure Plan approval. OPC believes that the government’s certification has been issued. OPC estimates that the construction cost of the Intel Project will be approximately $1.3 million to $1.5 million per MW, and that subject to the completion of the development and planning procedures, the Intel Project is expected to reach the construction stage during 2026-2027.

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

On February 21, 2024 the EA published a resolution which provides that  one CCGT unit will be constructed with a capacity of 630-900 MW under ISO conditions, which will operate according to the Trade Rules in the covenants, and under a capacity tariff according to the winning bid in the tender.

A further EA resolution of March 18, 2024 stipulates that OPC Power Plants complies with the Market Concentration Regulations with regard to the Sorek tender, thereby accepting the Market Concentration Committee’s recommendations and stipulating that the bidders (including OPC Power Plants) comply with the requirements regarding aggregate concentration. On September 26, 2024 OPC Power Plants submitted its tender, and on December 18, 2024 it was served with a notice from the Tenders Committee, announcing that a third party is the winning bidder and that OPC Power Plants is the “second eligible” bidder. OPC Power Plants’ bid shall remain in effect in accordance with the tender documents, and if the announcement of the winning bidder or the engagement therewith is cancelled, the Tenders Committee may announce the “second eligible” bidder as the winning bidder, all subject to and in accordance with the tender documents.

OPC has participated in the past and will consider participating in future tenders, including the IEC tenders. However, there is no certainty that OPC will participate in such tenders or that it will be successful.

United States

OPC’s operations in the United States consist of the operations of CPV, which was acquired in January 2021 by an entity in which OPC indirectly holds a 70.5% interest (not including profit participation for management and employees of CPV) from Global Infrastructure Management, LLC.

CPV is engaged in the development, construction and management of renewable energy and natural gas-fired power plants in the United States (which are part of the energy transition process to low-emission energy production, referred to as "Energy Transition"). CPV was founded in 1999 and since the date of its establishment it has initiated and constructed power plants having an aggregate capacity of approximately 17 GW, of which approximately 5 GW consists of renewable energy and another approximately 12 GW from Energy Transition power plants.

In August 2024, subsidiaries of CPV entered into agreements with Harrison Street, a U.S. private equity fund to invest a total of $300 million in CPV Renewables for 33.33% of the equity interests of CPV Renewables. For further details about the investment in CPV Renewables, please see “Item 4.B. Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—United States—Description of CPV operations—Equity Investment in CPV Renewables.”

CPV holds rights in commercially operational power plants it developed and constructed over the past years (both conventional, natural gas-fired and renewable energy), as well as in renewable energy projects, projects with carbon capture potential and gas-fired power plants under construction and in early development stages, with a total capacity of approximately 11,160 MW, of which 8,090 MW is CPV’s share.

Below is a description of CPV’s main areas of operation:

Renewable Energy—OPC is engaged in the development, construction and management of renewable energy power plants (both solar and wind) in the United States through CPV Group. After giving effect to the sale of 33.33% of the equity interests in CPV Renewables to the Investor, the CPV Group’s share of two operational power plants operated using wind energy is approximately 156 MW out of 234 MW and its proportionate share of two active solar power plants is 152 MWdc out of 228 MWdc and its proportionate share in one solar project under construction is 119 MWdc out of 179 MWdc and its proportionate share in one of wind project under construction is approximately 76 MW out of 114 MW. CPV Group manages and develops renewable energy activity via primarily CPV Renewable Power LLC which was established specifically for that purpose.  In 2024, the CPV signed agreements with tax equity partners in respect of Stagecoach and Backbone projects respectively.

Energy Transition—OPC is engaged in the development, construction and management of power plants powered by conventional energy (natural gas) in the United States through the CPV Group, and holds rights in operational gas-fired power plants and gas-fired power plants under construction, which the CPV Group developed and built, with a total capacity of all six operating power plants of 5,303 MW (the CPV Group’s share is 2,015 MW) (including the increased interests in existing holdings acquired during 2024), which are part of the Energy Transition. The operational power plants and the power plants under construction are held through subsidiaries and associates. The CPV Group’s conventional gas-fired activity is managed by CPV Power Holdings. In 2024, CPV increased holdings stakes in Shore (68.8%) and Maryland (75%) plants. During the first quarter of 2025, CPV entered into a purchase agreement to acquire an additional 20% interest in Shore, and now holds approximately 90% of Shore.

CPV Additional Activities — the CPV Group is engaged in the development of carbon capturing electricity generation projects (the “Low Carbon Projects”) and retail power supply to commercial and industrial consumers. In early 2023, CPV Group established retail power supply activity through CPV Retail Energy, which serves as a retail electric provider for commercial and industrial customers in states within the PJM Market. In 2024, CPV Retail Energy grew its sales significantly from 2023. During 2023 and 2024, CPV Retail Energy executed contracts with approximately 200 and 564 customers, respectively, and its total sales volume increased from 0.1 to 0.5 TWh. CPV Retail Energy fixes the price of purchased power with hedging transactions.

CPV Group Strategy

Set forth below is CPV’s strategy, as published in OPC’s 2024 annual report.

The CPV Group’s strategy focuses on promoting energy transition in the United States through the following:

•
Developing and operating renewable energy projects by developing and constructing new renewable projects focused in markets where renewable demand outstrips supply and optimizing the performance and returns of CPV’s operating renewable platform.

•
Energy Transition and Low Carbon Projects for dispatchable electricity generation: for example, by continued operation of the CPV Group’s efficient natural gas power plants to supply electricity and supporting the reliability of the grid, reaching construction phase of Basin Ranch natural gas power plant and continuing to develop Low Carbon Projects to support the expected increase in demand while maintaining grid reliability, and identifying opportunities to increase CPV Group's holdings in certain power plants.

•
Vertical integration by growing retail electric sales to commercial and industrial customers interested in reducing their carbon footprint by supplying from the CPV Group’s projects or the market, and developing and implementing ESG goals consistent with the CPV Group’s business strategy to drive alignment between financial goals and company values.

Electricity generation and supply using conventional technologies and renewables

The table below sets forth an overview of CPV’s power plants that were in commercial operation as of December 31, 2024.

Project	Location	Installed Capacity (MW)	CPV ownership interest	Year of commercial operation	Type of project/ technology / client	Regulated market
Fairview	Pennsylvania	1,050	25%	2019	Gas-fired, combined cycle	PJM MAAC
Towantic	Connecticut	805	26%	2018	Gas-fired (with dual fuel), Combined cycle	ISO-NE CT
Maryland	Maryland	745	75%(1)	2017	Gas-fired, Combined cycle	PJM SW MAAC
Shore	New Jersey	725	68.8%(1)(2)	2016	Gas-fired, Combined cycle	PJM EMAAC
Valley	New York	720	50%	2018	Gas-fired, Combined cycle	NYISO Zone G
Three Rivers	Illinois	1,258	10%	2023(3)	Natural gas, combined cycle	PJM

Renewable Energy Projects (held by CPV Renewables)(4)

Keenan II	Oklahoma	152	66.7%(5)	2010	Wind	SPP (Long-term PPA)
Mountain Wind(6)	Maine	82	66.7%	Between 2008 and 2017	Wind (4 wind power plants)	ISO-NE market
Maple Hill	Pennsylvania	126 MWdc	66.7%(7) (subject to tax equity partner’s share)	Second half of 2023	Solar	PJM MAAC + PA SRECs
Stagecoach	Georgia	102 MWdc	66.7%(8) (subject to tax equity partner’s share)	First half of 2024	Solar	SERC

(1)
In October 2024, CPV Group completed the acquisition of an additional 25% interest in Maryland and entered into agreements for the acquisition of an additional 31% interest in Shore and additional 25% in Maryland were signed These acquisitions were completed in the fourth quarter of 2024, as a result of which, as of December 31, 2024, CPV Group held approximately 68.8% in Shore and approximately 75% in Maryland.

(2)	During the first quarter of 2025, CPV entered into a purchase agreement to acquire an additional 20% interest in Shore, and now holds approximately 90% of Shore.

(3)	Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to receive capacity payments from June 2023.

(4)
On August 16, 2024, subsidiaries of CPV entered into agreements with Harrison Street, a U.S. private equity fund in the field of infrastructure, pursuant to which the Investor would invest a total $300 million in CPV Renewables for 33.33% of the equity interests in CPV Renewables, which holds 100% in CPV’s renewable projects under construction and in development.

(5)	Represents CPV’s holding in the project after giving effect to the sale of 33.33% of the equity interests in CPV Renewables to the Investor.

(6)	Represents CPV’s holding in the project after giving effect to the sale of 33.33% of the equity interests in CPV Renewables to the Investor.

(7)
Represents CPV’s holding in the project after giving effect to the Investor’s investment in CPV Renewables. In addition, in May 2023, the CPV Group entered into an agreement with a “tax equity partner” for an investment in the project. The tax equity partner completed its $82 million investment on December 15, 2023. The agreement gives the tax equity partner the option to sell its equity to CPV Group for a specified amount.

(8)
Represents CPV’s holding in the project after giving effect to the sale of 33.33% of the equity interests in CPV Renewables to the Investor. In addition, on May 13, 2024, the CPV Group entered into an agreement with a “tax equity partner” for an investment in the project of approximately $52 million, which was completed after the project reached commercial operation in the second quarter of 2024. According to the agreement and as of the project’s completion date, the tax equity partner funded an investment of approximately $43 million, with approximately $9 million to be funded over the term of the agreement as a function of the project’s production pursuant to the agreement. The agreement gives the CPV Group the option to acquire the tax equity partner's share in the project within a certain period and in accordance with the agreement.

Projects under Construction

The table below sets forth an overview of CPV’s projects under construction as of December 31, 2024.

Project	Location	Planned Capacity (MW)	CPV Ownership Interest	Year of construction start	Projected date of commercial operation	Type of project/ technology	Tax Equity	Expected construction cost for 100% of the project
CPV Backbone Solar, LLC (“Backbone”)	Maryland	179 MWdc	66.7% (subject to the tax equity partner’s share)	June 2023	Second half of 2025	Solar	Approximately $116 million(1)	Approximately $315 million(2)
CPV Rogue's Wind, LLC ("Rogue's Wind")	Pennsylvania	114 MWdc	66.7%	August 2024(2)	First half of 2026	Wind Turbines	Approximately $163 million(4)	Approximately $365 million

(1)	The project is located on a former coal mine and, therefore, it is expected to be entitled to higher tax benefits of 40% in accordance with The Inflation Reduction Act of 2022 (the “IRA”).

(2)
Excludes development fees but includes financing costs under the financing agreement. CPV Group intends to provide the project with solar panels through its existing master agreement for the purchase of solar panels. The total cost of such project is expected to be approximately $330 million, approximately 40% of which is expected to be financed by a tax equity partner such that the net investment cost for CPV Group is estimated to be approximately $150 million. In addition, CPV Group is working to obtain a short term revolving financing facility for part of the remainder of the project cost. Customary collateral with a value of approximately $17 million is expected to be provided for purposes of the agreement covering connection to the network (grid) and the PPA as well as additional development expenses in the project. Construction of the project commenced in June 2023 and commercial operation in PJM is expected to be reached in the third quarter of 2025.

(3)
In August 2024, a work commencement order for the construction of Rogue’s Wind project was issued. On the same date, an engineering, procurement and construction (EPC) agreement and equipment purchase agreement were signed and a project financing agreement was signed.

(4)
The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA. The CPV Group intends to sign an agreement with a tax equity partner in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to the relevant regulatory guidelines).

Projects under Development

In addition to the projects summarized above, CPV has Low Carbon Projects with an aggregate capacity of approximately 6,400 MW, of which the CPV Group’s proportionate share is approximately 4,900 MW, and renewable energy projects (solar and wind energy technologies) in various stages of development stages, with an aggregate capacity of approximately 4,800 MWdc, of which the CPV Group’s proportionate share is approximately 3,200 MWdc.

The table below sets forth a summary of the scope of CPV’s renewable energy development projects (in megawatts) .

	Advanced	Preliminary
Renewable energy	Development	development	Total

PJM market
Solar	40	1,330	1,370
Wind	150	–	150
Total PJM market (1)	190	1,330	1,520

Other markets
Solar	760	1,330	2,090
Wind	300	900	1,200
Total other markets	1,060	2,230	3,290

Total renewable energy	1,250	3,560	4,810

Share of the CPV Group (66.67%)	830	2,370	3,200

(1)
Delays in the processes for connection to the network in the PJM market: The increasing demand for renewable energies in the PJM, MISO and SPP electricity markets have led to an increase in the requests for connection to the network and requests for connection studies of projects to the network. These requests place a strain on the system and could slow down the connection approval process, and could impact the projects’ rate of advancement. In January 2023, a reform was implemented in the PJM market to manage the process of requesting network connections, designed to address the backlog of connection requests handled by the PJM. As part of the new protocol, PJM will prepare a three-stage connection study process that applies to parties requesting connection in the relevant framework with respect to times. In 2024, particularly in December, interim results were published with respect to certain connection studies (Transition Cycle#1). The CPV Group believes that the process of the network connection agreements caused a delay in the development of certain projects in the PJM market, considering factors such as the costs required for network upgrades and their position in the connection process.

The table below sets forth information relating to CPV’s natural gas projects with carbon capture potential.

Natural gas projects	Advanced		Preliminary
with carbon capture potential*	development		development		Total

Development projects	1,350	(1)	5,000	(2)	6,350

Share of the CPV Group	950		3,940		4,890

(1)
In the third quarter of 2024, the Basin Ranch project (a natural gas project with an estimated capacity of approximately 1.35 GW located in the state of Texas with future carbon capture potential, which is held at the rate of 70% by the CPV Group and 30% by a partner (“Basin Ranch”)), which was chosen by TEF (Texas Energy Fund) to advance to the due diligence stage for receipt of a subsidized loan in the amount of approximately $1 billion having a term of about 20 years bearing fixed interest of 3% – subject to the condition that construction begins before 2025. The CPV Group estimates the total construction cost of the power plant project (100%) to be in the range of approximately $1.8 – $2 billion, and, subject to completion of the relevant development processes, particularly receipt of permits (including environmental), completion of the material undertakings and signing of the loan agreement, decision to start construction of the project is expected in 2025. The CPV Group is in the process of capital raising required for construction of the project. There is no certainty as to the structure, manner or amount of such fundraising (if it is agreed and completed), which has not yet been finally determined.

(2)
In February 2025, the Federal Energy Regulatory Commission (the “FERC”) approved the PJM’s “Reliability Resource Initiative” (RRI), the purpose of which is to handle the expected deficiency in available capacity by accelerating connection of up to 50 projects for generation of electricity that meet certain criteria. Qualifying projects will be advanced to the next connection round, Transition Cycle#2, which permits projects to potentially connect up to approximately 14 months earlier. PJM noted that selection of the project as part of the RRI will be made by means of a weighted average point method that will focus on the size of the project, the availability and the date of the commercial operation applications, and selection of the projects is expected to end in the second quarter of 2025. Projects that are selected for RRI will be required to comply with fixed timetables for construction and participation in PJM’s availability tenders for a minimum commitment period of ten years from the commercial operation date. The CPV Group has indicated that it intends to submit a request for the Oregon project (which is currently in the initial development stage) to be part of this accelerated connection process.

The main development activities for a development project include, among other things, the following processes: securing of the land rights in the project; licensing and permitting processes; obtaining permits and regulatory approvals, regulatory zoning processes and public hearing; environmental surveys; engineering studies and tests (including studies designated for carbon capture component of Low Carbon Projects); equipment testing, insurance procurement and ensuring of interconnection to the relevant transmission grids (including filing a request for the interconnection agreement and execution of an interconnection agreement); signing agreements with relevant investors, tax equity partners or lenders with relevant investors or lenders and relevant suppliers (construction contractor, equipment and turbine contractors) and entering into a hedge agreement and PPAs, and RECs (based on the type of project).  Certain activities of development may include provision of collateral and undertakings towards third parties in connection with the advancement of the projects.

Low Carbon Projects

Low Carbon Projects are based on development of natural gas-fired power plants with carbon capture potential which is separate component developed simultaneously or in separate development and/or operational stages, based on various considerations, such as relevant market and location, economic and commercial considerations, development progress, technical and engineering factors and/or other considerations as determined by the CPV Group, which may result in the different schedule for, or suspension of development of, the carbon capture component.

CPV is developing four Energy Transition power plants with reduced emissions that are powered by natural gas based on use of advanced carbon capturing technologies in Michigan, Ohio, West Virginia and Texas. The table below sets forth certain information relating to such projects.

Project	State	MW(1)	Development Stage
Basin Ranch	TX	1,350	Advanced
Shay	WV	2,100	Early
Oregon	OH	1,450	Early
Mason Road	MI	1,452	Early
Total		6,352

(1)	MW is presented based on operation as a natural gas power plant assuming operation of the power plants without carbon capture component.

CPV Group’s share in such Energy Transition projects is 70% for the projects in Texas, West Virginia, Michigan. In January 2024, the CPV Group acquired 100% of the equity interests in the Oregon project in Ohio for approximately $2 million (with potentially up to $14 million of additional consideration payable upon financial closing). CPV Group believes the projects are located in areas where the burying of carbon could potentially be geologically feasible, subject to development.

Should the projects be executed, they are expected to be eligible for tax benefits as set out in the law. The construction of the projects, similar to the project in Texas, is subject, among other things, to the completion of various development processes (including environmental, technological, and land development-related processes), licensing procedures, financing and receipt of the required relevant approvals, as well as the approval by OPC and CPV management bodies. CPV has commenced the licensing processes, performed surveys and acquired land rights for Low Carbon Projects in Texas and West Virginia.

In the third quarter of 2024, the Basin Ranch power plant project in Texas was chosen by TEF (Texas Energy Fund) to advance to the due diligence stage for receipt of a subsidized loan in the amount of approximately $1 billion, with a term of approximately 20 years, bearing fixed interest of 3%, subject to the condition that that construction begins by the end of 2025. CPV Group estimates, subject to completion of the outstanding permitting, completion of the material engagements and signing of this loan agreement, a decision on the start of construction of the natural gas power plant project (i.e., without the carbon capture component) is expected in 2025. CPV Group estimates the total construction cost of the power plant project to be between approximately $1.8 billion and $2.0 billion (of which CPV’s share would be 70%). Accordingly, CPV Group is conducting a private process to raise capital required for the construction of the project which were not finally determined.  There is no certainty regarding the structure, manner, amount or the terms and outcome of such capital raising (if conducted), which have not been finalized.  There is no certainty regarding the structure, manner, amount or the terms and results of any capital raising (if made), and this capital raising is subject to, among other things, market conditions, advancement of development of the project and the discretion of CPV’s  governing bodies. There is no certainty regarding completion of the development processes of the project, obtaining the loan, final construction costs and the other conditions required to commence construction of the project.

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

In its current state, the IRA extends and expands the production tax credit available for carbon dioxide sequestration and/or use. For electricity generating facilities that install carbon capture technologies with the capacity to capture 75% or more or baseline carbon dioxide production, this production tax credit is available for the first 12 years after placement in service if the applicable electricity generation facility captures at least 18,750 metric tons of carbon dioxide per annum. The base credit amount is $17/metric ton of carbon dioxide that is captured and sequestered and $12/metric ton of carbon dioxide that is injected for enhanced oil recovery (“EOR”) or utilized in another production process. Like the Investment Tax Credits (the “ITC”) and Production Tax Credits (“PTC”) for renewable energy, the carbon capture PTC can be increased if the project meets relevant wage and apprenticeship requirements. The maximum credit for sequestered carbon dioxide is $85/metric ton and the maximum credit for EOR and other beneficial re-use is $60/metric ton. In addition, the tax credit is eligible for direct pay for up to the first five years for carbon capture equipment placed in service after December 31, 2022. There is uncertainty regarding how the Trump administration’s policies may affect the IRA and its intended benefits. President's Trump statements regarding the energy policy in the U.S., led to various estimations with respect to possible changes in the IRA legislation. CPV Group believes that the utilized tax credits available under the IRA remain unchanged. However, the CPV Group believes, based in part on market expert assessments, that the strong growth in demand for green energy is driven by market forces and that the positive impacts of the IRA legislation on the labor market in many Republican states will mitigate the potential scenario of damage to the tax benefits, if any.

Retail Power Supply to Commercial and Industrial Consumers

In early 2023, CPV Group established a retail power supply activity through CPV Retail Energy. CPV Retail Energy relies on CPV’s decarbonization efforts and ESG trends by helping commercial and industrial businesses meet their sustainability goals through renewable and low carbon dispatchable energy solutions. During 2024, CPV Retail Energy executed contracts with approximately 564 customers and its total sales volume increased from 0.1 in 2023 to 0.5 TWh in 2024. CPV Retail Energy fixes the price of purchased power with hedging transactions. In connection with the retail power supply activity, a corporate guarantee was granted to guarantee CPV Retail Energy’s obligations.

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

Plants in Operation

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

•
Hedging: a hedge agreement on electricity margins of the Revenue Put Option (“RPO”). The RPO is intended to provide CPV a minimum margin for the term of the agreement. Calculation of the amount for the minimum margin is determined for each contractual year, with the actual netting dates taking place every three months in respect of the respective partial amount and an annual adjustment is made to calculate the total annual margin for the year. The RPO has an annual exercise price that covers an exercise period of a fiscal year. To calculate the gross margin pursuant to the agreement, specific parameters are taken into account, such as utilization, heat rate, the expected generation levels, forward prices for electricity and gas, gas transmission costs and other specific project costs. The RPO expires on May 31, 2025.

Towantic

Towantic is party to the following agreements:

•	Gas Supply & Transmission:

•
an agreement for the guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 Tariff. On June 1, 2024, the agreement was extended to March 31, 2027. The agreement renews automatically for periods of one year each time, unless one of the parties terminates the agreement.

•
an agreement for the supply of gas, pursuant to which up to 125,000 MMBtu per day will be supplied at a price linked to market prices. The agreement has an initial term, which commenced on April 1, 2023, and ends on March 31, 2025. On March 26, 2024, the parties agreed to extend the delivery period through March 31, 2027.

•
Maintenance: a services agreement with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Towantic pays a fixed and a variable amount as of the date stipulated in the agreement. The agreement term is 20 years, beginning in 2016 or ends earlier when specific milestones are reached on the basis of usage and wear and tear.

•
Operation: an agreement for operation and maintenance of the facility, which commenced in May 2018. The consideration includes a fixed and variable amount, a performance-based bonus, and reimbursement for employment expenses, including payroll costs and taxes, subcontractor costs and other costs. In July 2021, the agreement was extended for the three years ending January 1, 2025 with one year renewal options. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement.

Maryland

Maryland is party to the following agreements:

•
Gas Supply: an agreement for the supply of firm natural gas, pursuant to which up to 132,000 MMBtu per day will be supplied at a price linked to market prices. The term of the agreement commenced on November 1, 2024 and is effective until October 31, 2025.

•
Gas Transmission: a natural gas transmission agreement for guaranteed capacity of up to 132,000 MMBtu/d. The term of the agreement term is 20 years from May 31, 2016, with an option for Maryland to extend it by an additional 5 years.

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

•
Engineering, Procurement and Construction Agreement. Maryland signed an Engineering, Procurement and Construction Agreement dated October 31, 2022, for the construction of a Black Start facility in the event of grid power outages around the Maryland’s site which commenced operation during 2024. The total contract cost is approximately $30 million to be paid in accordance with a progress payment schedule incorporated into the agreement. Most of the consideration is financed through a financing agreement entered into by Maryland.

Shore

Shore is party to the following agreements:

•
Gas Supply: an agreement for supply of natural gas. Pursuant to the agreement, the gas supplier supplies 120,000 MMBtu of gas per day at a price linked to the market price. The agreement is effective through October 31, 2026.

•
Gas Transmission: two agreements with interstate pipeline companies for the use of two different pipeline systems, one of which was operational since 2015 and the second of which became operational in late 2021. Pursuant to the agreements, natural gas connection and transmission services are provided to Shore by means of a pipeline the start of which is an existing interstate pipe and allows for gas to reach the facility’s connection point. The period of the gas transmission agreements are 15 years (until April 2030) for one interconnection, with an option to extend the agreement twice by ten years, and 20 years (until September 2041) for the other interconnection, with an option to extend annually.

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

•
Operation: an agreement for operation of the facility. The consideration includes fixed annual management fees, a performance-based bonus and reimbursement of employment expenses, including, payroll and taxes, subcontractor costs and other costs as provided in the agreement.  The agreement is currently under the automatic annual one year renewal option unless one of the parties gives a termination notice.

Valley

Valley is party to the following agreements:

•
Gas Supply: an agreement for the supply of natural gas of up to 127,200 MMBtu of natural gas per day at a price linked to the market price. Pursuant to the agreement, the supplier is responsible for transmission of natural gas to the designated supply point and the agreement is effective through October 31, 2025.

•
Gas Transmission: an agreement with an interstate pipeline company for the licensing, construction, operating and maintenance of a pipeline and measurement and regulating facilities, from the interstate pipeline system for transmission of natural gas up to the facility. The supplier provides 127,200 MMBtu per day of firm natural gas delivery at an agreed price during a period ending March 31, 2033, with an option to extend by up to three additional five-year periods. Valley signed an additional agreement for provision of transmission services (firm) of 35,000 MMBtu per day, for a period of 15 years ending on March 31, 2033, which can deliver gas from a different location into the firm transportation agreement referenced above.

•
Maintenance: an agreement with its original equipment manufacturer for maintenance services for the fire turbines. The consideration includes fixed and variable amounts. The agreement period is the earlier of: (i) 132,800 equivalent base load hours; or (ii) 29 years from 2015.

•
Operation: an operation and maintenance agreement with one of the partners in the project. The consideration includes fixed annual management fees, an operation bonus, and reimbursement of certain costs set out in the agreement. The period of the agreement is five years from the completion date of construction of the facility, and the agreement may be renewed for additional three-year periods unless one of the parties gives a termination notice in accordance with the agreement. The agreement is currently under the automatic three year renewal option pursuant to which the agreement automatically extends for three-year terms unless one of the parties elects otherwise.

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

•
GSPA. Three Rivers entered into a Contract for Sale and Purchase of Natural Gas (the “GSPA”) on December 15, 2022. The GSPA requires the supplier to provide gas supply of up to 200,000 MMBtu/day at a price indexed to market. The agreement had an initial term until January 31, 2023. The agreement is automatically renewed month-to-month unless one of the parties elects to terminate.

•	Gas Interconnection: two connection agreements for transmission of gas:

•
One agreement is an interconnection agreement with an interstate pipeline company for transmission of natural gas. The agreement sets forth the responsibility of the parties in connection with the design, construction, ownership, operation and management of a pipeline as well as the connection and pressure equipment. Based on the agreement, Three Rivers bears the costs of all of the facilities.

•
The second agreement is an additional interconnection agreement with an interstate pipeline company for transmission of natural gas. As part of the agreement, the counterparty is responsible for the design and construction to connect to the existing pipeline. The counterparty to the agreement remains the owner of these facilities and operates them, and Three Rivers bears the construction and development costs.

•
Gas Transmission: an agreement for transmission of gas with an interstate pipeline company and its Canadian affiliate, for firm transmission of natural gas from Alberta, Canada to the facility. The agreements include capacity of 36.2 MMcf per day, at agreed prices. The term of the agreement is 11 years from the signing date of the agreement on November 1, 2020; the counterparty may extend the agreement for an additional year by means of prior notice of 12 months.

•
Maintenance: a services agreement with its original equipment manufacturer for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Three Rivers pays a fixed and a variable payment. The agreement period is 25 years beginning in 2020 or ends earlier when specific milestones are reached on the basis of usage and wear and tear.

•
Operation: an agreement for operation and maintenance of the facility. The consideration includes fixed annual management fees, a performance-based bonus, and reimbursement of employment expenses, payroll costs and taxes, subcontractor costs and other costs. The agreement period commenced during the construction period, and will continue for approximately 3 years from the construction completion date of the facility, which occurred in June 2023.

Keenan

Keenan II is party to the following agreements:

•	Equity Purchase Agreement: an agreement for the purchase of 100% of the outstanding equity interests in Keenan. As a result of the acquisition in April 2021, CPV holds all of the rights to Keenan.

•
PPA: a wind power energy agreement for sale of renewable energy. Pursuant to the agreement, the purchaser is to receive all of the electricity generated by the wind farm, credits, RECs, similar rights or other environmental allotments. The consideration includes a fixed payment. The period of the agreement is 20 years, ending in 2030. The purchaser is permitted, with proper notice, to extend the agreement for another five-year period, and to acquire an option to purchase the project at the end of the agreement period or renewal period at its fair market value, as defined in the agreement and pursuant to the terms and conditions stipulated therein.

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

CPV Mountain Wind

CPV Mountain Wind holds 100% in each of the four wind projects: (i) CPV Saddleback Ridge Wind, LLC; (ii) CPV Canton Mountain Wind, LLC; (iii) CPV Beaver Ridge Wind, LLC; and (iv) CPV Spruce Mountain Wind, LLC. CPV Mountain Wind is party to the following agreements:

•
Maintenance: a master services agreement for the management and maintenance of the four wind facilities (Saddleback Ridge, Canton Mountain, Beaver Ridge, Spruce Mountain) entered into by Mountain Wind. Staff is shared between the four projects. At all projects except for Beaver Ridge, the services agreement applies only to work outside the scope of the turbine services which is performed by the original equipment manufacturers. At Beaver Ridge, where there is no agreement with the original equipment manufacturer, the agreement also covers the direct maintenance of the wind turbines. The agreement commenced on April 5, 2023 and has an initial two year term.

•
Services Agreements and Operation Agreements: a master service agreement and an operation agreement with its original equipment manufacturer for the operation, maintenance, and repair of the wind turbines is entered by each of Mountain Wind Project with the exception of Beaver Ridge; maintenance at Beaver Ridge is performed under an agreement by a third-party provider. The agreements for Saddleback Ridge and Canton Mountain were entered into in 2016 and both have 20 year terms with a sunset date of September 16, 2035. The agreement for Spruce Mountain was entered into in December 2023 and has an 8-year term. The Beaver Ridge agreement was entered in April 2023 and has a 2-year term.

•
Other contracts: The projects have entered into contracts to sell 100% of the electricity and RECs, under separate contracts (PPAs) with local utility companies and councils, generally for a period of the next 15 to 20 years from the acquisition of the projects by CPV, with most of the capacity sold under separate contracts for the next 12 years from the acquisition of the projects by CPV (the periods of the contracts may change according to termination clauses in each agreement).

Maple Hill

Maple Hill is party to the following agreements:

•
Tax Equity Partner. In May 2023, CPV entered into an investment agreement with a tax equity partner for approximately $78 million in the Maple Hill project. In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including ITC at a higher rate of 40% (in accordance with the IRA), and participation in the distributable free cash flow from the project (at single digit rates and on a gradual basis as set out in the investment agreement). In addition, the tax equity partner is entitled to participate in the project’s loss for tax purposes; in the first few years, the tax equity partner’s share in such taxable income or loss for tax purposes is high. At the end of 6 years from the COD, the tax equity partner’s share in such taxable income decreases significantly, and CPV has the option to acquire the tax equity partner’s share in the project corporation within a certain period and in accordance with terms of the agreement. The agreement includes a guarantee provided by CPV, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of liens on the Maple Hill project corporation’s assets or the entry of the Maple Hill project corporation into additional material agreements. Some of the tax equity partner’s investment was made available upon the completion of the construction work, and the remaining amount was made available on the commercial operation date. In December 2023, the terms and conditions for the commercial operation of the project were met in accordance with the investment agreement with the tax equity partner, and the tax equity partner completed its entire investment in the project in a total aggregate amount of approximately $82 million.

•
Maintenance. An operating and maintenance agreement with a third-party service provider for services related to the ongoing operation and maintenance of the Maple Hill solar power generation facility. The agreement has an initial term of three years, commencing on the date that the service provider actually begins providing services, which occurred in November 2023 and is automatically renewed for 2 one-year terms unless one of the parties provides notice on non-renewal in accordance with the agreement.

•
SREC. An agreement with an international energy company for the sale of 100% of the SRECs generated in the project through 2027 to an international energy company. CPV provided collateral for its obligations under the agreement, which include delivery of SRECs generated by the project.

•
Virtual PPA. An agreement with a third party for the sale of 48% of the total generated electricity, where the electricity price calculation is based on financial netting between the parties for 10 years from the commercial date of operation. In accordance with the agreement, a net calculation will be made of the difference between the variable price that Maple Hill receives from the system operator and which is published (the spot price) and the fixed price set with a third party. CPV provided collateral for its obligations under the agreement, which include making certain payments to the other party as part of the settlement of the virtual PPAs. The agreement includes an option to transition to a physical PPA with a fixed price on fulfillment of certain terms and conditions, which have yet to be met.

Stagecoach

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

•
Operation and Maintenance Agreement. In August 2022, Stagecoach entered into an operating and maintenance agreement with a third-party service provider to provide services during the mobilization and operational period of the Stagecoach solar facility. The agreement is for an initial 3-year term starting on the date when the service provider actually started rendering operational period services, which commenced in the first half of 2024. The term of the agreement may be renewed for a maximum of two one-year renewals, unless one of the parties delivers a notice of non-renewal in accordance with the terms of the agreement.

•
Tax Equity Agreement. On May 13, 2024, Stagecoach entered into a tax equity agreement with a tax equity partner in respect of the Stagecoach project for a total amount of approximately $52 million, which was completed on the signing date, after the project reached commercial operation in the second quarter of 2024. In accordance with the agreement, as of the Project’s completion date, the tax equity partner funded an investment of approximately $43 million, and the remaining balance – approximately $9 million – is to be received over the term of the agreement. In consideration for its investment in the project, the tax equity partner is expected to benefit from most of the project’s tax benefits, including a PTC, which awards a tax benefit for each kWh generated using renewable energy over a 10-year period, and will receive a portion of the distributable cash flow from the project (gradually, and at rates and for periods set in the agreement). Furthermore, the tax equity partner is entitled to most of the project’s taxable income or loss for tax purposes subject to certain limitations. At the end of 9.5 years from the completion date, the tax equity partner’s share in such taxable income and tax benefits decreases significantly and CPV Group will have the option to acquire the tax equity partner’s share in the project in accordance with the terms and conditions set forth in the agreement. The agreement includes a guarantee provided by the CPV Group and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of certain liens on the project’s assets or the entry of the project company into additional material agreements.

Projects under Development or Construction

Backbone (under construction)

CPV is party to the following agreements:

•
EPC. In June 2023, Backbone entered into an EPC agreement with a construction contractor in respect of the construction of Backbone Project. In accordance with the agreement, the contractor is required to plan, purchase, install, build, test, and operate the solar project in full, on a turnkey basis. The total consideration in the EPC agreement is approximately $175 million, which is to be paid in accordance with the milestones set in the EPC agreement.

•
Renewable Solar Energy Credits. In 2023, Backbone entered into an agreement with a global company to sell 90% of the renewable solar energy credits (which are valid until 2035) produced by the solar project, along with a hedge of the electricity price of the energy that will be generated and sold to PJM, at a fixed price for 10 years from the commercial operation date. The balance of the project’s capacity (10%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market. The CPV Group provided collateral to secure its obligations in the agreement, which include making certain payments to the other party if certain milestones (including commencement of activities) in the project are not met according to a specific schedule.

•
Tax Equity Agreement. On October 10, 2024, Backbone entered into a tax equity agreement with a tax equity partner in respect of the project for a total amount of approximately $110-116 million. The agreement provides that, approximately 20% of the tax equity partner’s investment in the project will be provided on the project’s mechanical completion date, and the remaining balance will be provided on the commercial operation date (as such terms are defined in the agreement), subject to the terms and conditions in the agreement. In connection with its investment in the project, the tax equity partner is expected to benefit from most of the project’s tax benefits, including the project’s taxable income or its loss for tax purposes, an ITC, which is based on the investment in the project’s compliance with the required conditions, subject to certain restrictions and for periods as set in the agreement, and to participate in the distributable cash flow from the project (gradually, and at rates and for periods set in the agreement). At the end of 5 years from the commercial operation date, the tax equity partner’s share in such taxable income and tax benefits decreases significantly, and the CPV Group will have the option to acquire the tax equity partner’s share in the project within a certain period and in accordance with the agreement. The agreement includes a guarantee provided by the CPV Group, and an undertaking to indemnify the tax equity partner with respect to certain matters. Furthermore, the tax equity partner will be entitled to rights in the Project and to certain veto rights, among other things, in respect of the creation of certain liens on the project company’s assets or the engagement of the project company in additional material agreements. In addition, the tax equity partner may be entitled to an under-delivery fee at a rate and under conditions set forth in the agreement. The completion of the agreement and the provision of the tax equity partner's investments on the above dates is subject to conditions precedent, which have not yet been fulfilled. If the project is not completed by September 1, 2025, the tax equity partner will have the option to sell its share to the CPV Group in accordance with the terms and conditions set forth in the agreement, which is based mainly on the tax equity partner’s investment through that date, or the conversion of the investment into a loan, which would be repayable on certain terms and conditions and dates set forth in the agreement.

Rogue’s Wind

CPV is party to the following agreements:

•
Rogue’s Wind Energy Project. In April 2021, an agreement was signed for the sale of all the electricity, and the project’s other economic attributes (including RECs), benefits relating to availability and accompanying services). The agreement may be adjusted to updated factors of the project. The agreement was signed for a period of 10 years from the commercial operation date. The CPV Group provided collateral for securing its liabilities under the agreement, including making certain payments to the other party if certain milestones (including commencement of activities) in the project are not met in accordance with a specific timetable.

•
EPC. In August 2024, Rogue’s Wind signed an EPC agreement with an international contractor and an equipment procurement agreement. Pursuant to the agreement, the contractor is to design, engineer, procure, install, construct, test, and commission the wind project on a turnkey, guaranteed-completion-date basis. In August 2024, Rogue's Wind signed an EPC switchyard agreement with an international contractor. Pursuant to the agreement, the contractor is to engineer, procure, install, construct, test, and commission the electrical switchyard on a turnkey, guaranteed-completion-date basis. The total consideration to be paid to the contractor is a fixed amount, subject to change orders, payable under a milestone schedule. The total consideration for both EPC agreements is expected to total approximately $113 million.

•
Wind Turbine Supply Agreement. In August 2024, Rogue’s Wind signed a wind turbine supply agreement for the purchase of wind turbines with an international supplier. The total cost of the agreement is approximately $139 million.

Equity Investment in CPV Renewables

On August 16, 2024, subsidiaries of the CPV Group entered into agreements with Harrison Street, a U.S. private equity fund in the field of infrastructure which provide for the Investor to invest $300 million in CPV Renewables for 33.33% of the ordinary equity interests in CPV Renewables. The transaction reflects a pre-money valuation for CPV Renewables of $600 million.  On November 13, 2024, the transaction was closed. On the closing date, the Investor funded $200 million of the $300 million Total Investment and 33.33% of the ordinary equity interests in CPV Renewables was issued to the Investor. Upon completion of the transaction, CPV Renewables is no longer consolidated and it is considered an associate of CPV Group.

According to the agreement, the remaining $100 million of the Total Investment is to be funded by September 30, 2025.

A shareholders agreement which became effective upon closing of the transaction, sets forth agreements between the Investor and CPV which includes provisions governing, among other things: (i) board composition – the initial board composition as of closing shall comprise four members (two directors appointed by each of CPV and the Investor) - votes of board members is based on the equity interest of the appointing shareholder; (ii) transfer restrictions, subject to agreed terms and exclusions; (iii) actions and decisions that require super majority approval (which require the vote of the Investor’s appointed board members); and (iv) that CPV's renewable activities will be conducted through CPV Renewables.

The agreement further provides that CPV will provide development and asset management services to CPV Renewables pursuant to long term service agreements, which include, among other things, an obligation of CPV to provide sufficient resources and qualified personnel for this purpose, in accordance with specific covenants.

Projects in Various Stages of Development

The development of projects takes a number of years, and there are number of entry barriers that developers are required to overcome, including: (i) ensuring that sufficient financing is in place for the project’s construction and development; (ii) obtaining permits or other regulatory approvals, including environmental impact survey and permits; (iii) obtaining land control and building permits; (iv) obtaining an interconnect agreement; and (v) for Low Carbon Projects with carbon capture component (if developed), adequate storage or offtake for captured carbon.

The exit barriers include: (i) attractive conditions in the energy sector; (ii) identifying a purchaser with sufficient equity; (iii) receipt of the regulatory approvals required in connection with change in ownership.

Research and development activities are conducted in the U.S. energy sector on an ongoing basis with the aim of identifying alternative and more efficient energy generation technologies. Such alternatives include the generation of energy through various types of technologies, such as coal, oil, hydroelectric, nuclear, wind, solar and other types of renewable energy facilities; the alternatives also include improvements to traditional technologies and equipment, such as more efficient gas turbines. CPV believes that the ability to identify new projects in relevant energy markets, with price levels and liquidity that support new construction, is a significant success factor for development activities. In addition, for renewable energy projects, in the jurisdictions in which the CPV Group seeks to construct new projects, it is typically possible to generate additional revenue through the sale of RECs. For carbon capture projects, additional physical and technological factors supporting such projects must be proven feasible. The CPV Group believes that other factors affecting development include obtaining adequate control of the land, the ability to connect to the electrical grid at a strategic connection point and at low connection cost within reasonable time, obtaining permits for construction of new projects, including meeting all environmental requirements; and the ability to raise sufficient financing and capital for the construction of new projects.

CPV currently has renewable energy projects and natural gas-fired power plants in advanced stages of development.

OPC’s Customers

Israel

In Israel, OPC aims to manage electricity sales from Rotem, Hadera and Gat power plants and the virtual supply activity (and on completion of their construction, also through production facilities on consumers’ premises) in a manner in a manner intended to maximize synergies. Some power plants operate under a unified supply model allowing for electricity generated in OPC’s facilities to be sold to end customers through an OPC subsidiary holding a tailored supply license.  In Israel, OPC has several material customers characterized by high consumption rates in terms of their total production capacity. OPC’s revenues from electricity generation are highly sensitive to the consumption of material customers. Therefore, if there is no demand for electricity by a material customer (such as, due to malfunctions, suspension or other factors) or payment default by such a customer, this could have a materially adverse impact on OPC’s revenues in Israel. For 2024, the share of OPC’s one private customer in Israel exceeds 10% of OPC’s consolidated revenues, amounting to approximately 13% of OPC’s revenues. Each of OPC’s remaining customers does not exceed 10% of OPC’s revenues from electricity generation. The OPC companies’ PPAs with private customers in Israel (excluding Noga) are generally similar.

PPAs. Except for Zomet, OPC sells energy in Israel through PPAs. The Israel operating segment overall has approximately 90 private customers with PPAs (subject to the option for early termination or extension as set out in the agreement with each customer), including a 25-year PPA (running from 2020) with Infinya, with whom the average weighted remaining agreement term is approximately 7.3 years.  Rotem’s PPA with the IEC (as defined below), which extends for a 20-year term from COD of Rotem, provides Rotem with the option to allocate and sell the generated electricity of the power station directly to private customers. Rotem has exercised this option and sells all of its energy and capacity directly to private customers (i.e., customers other than the IEC). Total revenue from electricity sales to private customers as a percentage of OPC’s total revenue from electricity sales in the operating segment in Israel in 2024 was 84%, compared with 88% in 2023.  For further information on Rotem’s PPA with the IEC, see “Item 4.B Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—Regulatory, Environmental and Compliance Matters—Israel—Rotem’s Regulatory Framework.”

In January 2023, Rotem and another material customer extended their engagement for an additional period that will start at the end of the term of the existing agreement (including an option to extend the term in accordance with provisions that were set). As part of revising the engagement, certain provisions of the original PPA between the parties were revised, and the customer is expected to significantly increase the capacity it will acquire under PPA prices, as revised, over the next few years. Other arrangements were also revised, including in connection with the option that a generation facility will be built at the customer’s premises and the sale of electricity from renewable energies (subject to conditions to be agreed by the parties).

“Spot” agreements. OPC sells excess electricity to independent power producers from time to time through subsidiaries, under “spot” agreements. On August 18, 2024, an agreement was signed for the purchase and sale of surplus electricity between Rotem and a third party holding an electricity generation license (the “Electricity Producer”); the term of the agreement is five years. As part of the agreement, Rotem agreed to sell to the Electricity Producer and the Electricity Producer undertakes to purchase from Rotem surplus quantities of electricity, during certain demand hour clusters, at a discount set from the general energy demand management rate (DSM Tariff); in relation to surplus electricity in other demand hour clusters. Pursuant to the agreement, the sale of surpluses are to be made in accordance with fixed maximum and minimum quantities.

The entire capacity of the Zomet power plant is allocated to the System Operator under a fixed capacity arrangement.

The capacity that will be generated by the Sorek 2 generation facility, subject to the completion of its construction shall be sold to the desalination facility and to another customer with a generation facility at its premises in accordance with the PPA with it, and the remaining capacity will be sold in accordance with applicable regulations.

In February 2024, Rotem entered into an agreement with Partner Communications Company Ltd. (“Partner Communications”) for the purpose of selling electricity to Partner Communications’ consumers, who are household consumers or small businesses (SMB). The agreement will allow the diversification of OPC’s customer mix. According to the agreement, OPC will supply electricity at maximum quantities and under the conditions as defined therein, to Partner Communications’ customers, who will engage with OPC with OPC and Partner Communications in an agreement for the supply of electricity by OPC under the conditions and maximum scope defined. OPC is required to supply the electricity, and is entitled to payment from Partner Communications in accordance with the quantities of electricity consumed by Partner Communications’ consumers and in accordance with the tariff prescribed in the agreement. The agreement is not subject to an undertaking by Partner Communications to purchase a minimum quantity of electricity or to sign-on a minimum number of consumers. However, the agreement provides for an undertaking by Partner Communications not to sign-on or supply electricity to its customers from any source other than through OPC, so long as a certain number of its customers has not signed-on to OPC in accordance with the agreement. The agreement sets a maximum number of household electricity consumers that can be signed-on to OPC, and a maximum hourly consumption in relation to SMBs, unless it is agreed otherwise by Partner Communications and OPC. The agreement is effective from April 1, 2024 to March 31, 2030, subject to early termination provisions.  In April 2024, the EA authorized OPC to sell electricity to household consumers without a smart meter as well, and assigning them a private conventional supplier, starting November 1, 2024.

United States

The CPV Group’s projects mainly sell electricity and capacity to the PJM, NYISO and ISO-NE wholesale markets.

CPV Renewables’ operating projects, Keenan, Mountain Wind, Maple Hill and Stagecoach have entered into long term PPAs.

The CPV Group’s projects under development are expected to sell their energy, capacity and RECs in the wholesale market or directly to consumers through long-term PPAs. Backbone, a solar project is in advanced development, with a total capacity of about 179 MWdc, received a connection agreement to the grid from PJM and signed a 10-year PPA agreement for 82% of the energy generated and SRECs. The remaining 18% of the project’s capacity is expected to be used to supply CPV Group’s retail energy customers or sold in the spot market.

OPC’s Raw Materials and Suppliers

Israel

Gas Supply Agreements

Natural gas serves as the primary raw material for electricity generation in this area of activity. OPC’s active power plants acquire gas primarily from the Karish Tanin Reservoir, which is held by Energean, and from the Tamar Group.

Agreements with the Tamar Group

The power plants owned by OPC in Israel use natural gas as their primary fuel, with diesel fuel and fuel oil as backup.

Rotem

Rotem purchases natural gas from the  Tamar Group, pursuant to a natural gas supply agreement that expires upon the earlier of June 2029 or the date on which Rotem consumes the entire contractual capacity. The total contractual quantity under the agreement amounts to 10.6 BCM. the Tamar Group estimated the value of the agreement to be approximately $2.5 billion (excluding reductions in quantities and the subsequent amendments).

Certain annual quantities in the agreement between the Tamar Group and Rotem are subject to a Take or Pay (TOP) obligation, based on a mechanism set out in the agreement. Under certain circumstances if payment is made for a quantity of natural gas that is not actually consumed or a quantity of gas above the TOP amount is purchased, Rotem may, subject to the restrictions and conditions, accumulate this quantity, for a limited time, and use it in accordance with the terms of the agreement. The agreement includes provisions of assignment of rights to related parties for quantities that were not consumed under certain conditions and up to close to their expiration date. Rotem may sell surplus gas under a secondary sale, subject to conditions set in the agreement. In addition, Rotem was awarded an option that was exercisable in 2020-2022, to reduce the daily contractual quantity to a certain rate set out in the agreement. Pursuant to the agreement, the price of gas is based on a base price in NIS, which was set on the date of signing the agreement, linked to changes in the generation component tariff, which is part of the DSM, and in part (30%) to the USD representative exchange rate. The natural gas price formula set in the agreement between the Tamar Group and Rotem is subject to a minimum price in USD.

In May 2022, Rotem served the Tamar Group with a notice regarding the reduction of some of the quantities purchased under the agreement, which took place at the end of a 12-month period (late May 2023), further to the amendment of Rotem’s agreement with Energean of May 2022. At the end of the notice period regarding the reduction of quantities by virtue of the agreement and upon commencement of natural gas acquisition under the Energean agreement in 2023, the quantities of natural gas acquired from the Tamar Group decreased significantly.

Hadera

 In September 2016, Hadera entered into another gas supply agreement with  the Tamar Group. The gas supply agreement will expire at the earlier of fifteen years after the commencement of supply from the Tamar Reservoir (April 2013), or at the end of the consumption of the total contractual quantity. Furthermore, if 91.5% of the total contractual quantity is not consumed, both parties have the right to extend the agreement by the earlier of consumption of the full contractual quantity or two additional years. The price of gas is denominated in USD, is linked to the weighted average of the generation component published by the EA and includes a minimum price. It is estimated that the total amount of the agreement may amount to approximately $0.7 billion (assuming that the overall quantity will be consumed). According to the agreement, the Tamar Group has an obligation to supply all of the quantities included in the agreement. Hadera has a TOP commitment regarding a certain annual quantity of natural gas. Hadera has an option to reduce part of the daily contractual quantity to a certain rate as set out in the agreement. In February 2020, in accordance with the amendment signed between the parties, Hadera gave notice of the date from which the average quantity will be calculated for purposes of calculating the reduced quantities, subject to adjustments as described above. In light of the agreement with Energean, in June 2022, Hadera served the Tamar Group with a notice regarding the reduction of quantities, as stated above (the “Reduction Notice”), which came into effect in March 2023. Upon the commercial operation of the Karish Tanin Reservoir in 2023 and the acquisition of natural gas in accordance with the agreement with Energean, the quantity and purchase cost of natural gas from the Tamar Group was reduced. In addition, in September 2016, Hadera and the Tamar Group engaged in an additional agreement for the sale and purchase of gas. The additional agreement expires upon the earlier of fifteen years from January 2019 or the date on which the total contractual quantity is consumed. The gas price is denominated in USD and is linked to the weighted average of the generation component published by the EA and includes a minimum price. Supply of the gas in accordance with the additional agreement, is on an interruptible basis. Hadera has an early termination right in respect of the additional gas agreement in certain circumstances. Accordingly, in June 2022, Hadera informed The Tamar Group of such early termination, and accordingly the additional agreement was terminated on June 30, 2023.

Gas supply agreement assigned to Hadera by Infinya. In 2012, Infinya entered into an agreement with the Tamar Group for the supply of natural gas, which has been assigned to Hadera. This gas supply agreement expires upon the earlier of April 2028 or the date on which Hadera consumes the entire contractual capacity. Both contracting parties have the option to extend the agreement, under certain conditions. The price of gas is linked to the weighted average of the generation component tariff published by the EA, and it is also subject to a price floor. According to the agreement, the gas shall be supplied on a firm basis, and includes a take or pay obligation, by Hadera. According to the agreement, Hadera has the option to effectively reduce the purchased gas quantities by approximately 50%, subject to certain conditions. In June 2022, Hadera exercised the option to reduce the quantities as stated above, which came into effect in March 2023.

Gat

Gat purchases natural gas from the Tamar Group  pursuant to a gas supply agreement which includes conditions for the purchase of a minimum quantity of gas and other arrangements. In 2016, the parties signed an addendum to the supply agreement, whereby the term of the agreement was extended to 18 years from the first supply date (with an option to extend by further two years, subject to the terms set out in the addendum). In March 2020, the supply agreement became a continuous agreement, as part of which the Tamar Group undertakes to sell to the Gat Partnership the required quantity, and the Gat Partnership undertakes to purchase a minimum annual quantity, or alternatively - to pay for the quantity it has undertaken to purchase even if it had not actually purchased it (take or pay). In March 2021, and in accordance with the terms of the supply agreement, the Gat Partnership reduced the minimum annual quantity purchased from the Tamar Group and started purchasing gas needed for the Gat Power Plant from the gas reservoirs and in the secondary market under “spot” agreements. The agreement included additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, force majeure, limitation of liability, early termination provisions under certain cases subject to conditions, assignments and a dispute resolution mechanism. In accordance with the arrangement, the Tamar Group may demand - taking into account certain financial data or rating - guarantees according to the value of the number of gas consumption days, in accordance with the contractual quantity set forth in the agreement.  Furthermore, the agreements include provisions regarding restrictions on secondary gas sale by the partnership to third parties, all in accordance with set provisions and arrangements.

In 2024, the Tamar reservoir had regular operations, with the exception of a few scheduled maintenance sessions. OPC expects a number of maintenance works in the Tamar Reservoir in 2025.

Agreements with Energean

 In December 2017, Rotem and Hadera signed agreements for the purchase of natural gas with Energean Israel Ltd. (“Energean”), which has holdings in the Karish Reservoir.  According to the agreements, the total initial base natural gas quantities to purchase by Rotem and Hadera was approximately 5.3 BCM and approximately 3.7 BCM, respectively (the “Total Contractual Quantity”). The agreement includes a TOP mechanism, whereby Rotem and Hadera undertake to pay for a minimum quantity of natural gas even if they have not used it.  The agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms. In accordance with the regulation, OPC is required to provide guarantees under certain conditions set forth in the agreement, including a downgrading of the rating, according to the value of the number of gas consumption days, in accordance with the contractual quantity set forth in the agreement. As part of an amendment to Rotem and Hadera’s Energean agreements of 2019, the rate of gas consumption by Rotem was accelerated, such that Rotem’s daily and annual contractual gas consumption from Energean was increased by 50%, with no change in the Total Contractual Quantity being purchased from Energean. Accordingly, the agreement period was updated to the earlier of 10 years or until the Total Contractual Quantity has been consumed (instead of the earlier of 15 years or until the Total Contractual Quantity will have been consumed) (the “Additional Agreement Term”). The agreements with Energean include circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the first agreement period (or the Additional Agreement Term), including cases of prolonged supply interruptions, compromised collateral, among others. The price of the natural gas in the agreements with Energean is denominated in USD and is based on an agreed formula, which is linked to the generation component and includes a minimum price. The original total financial amount of the agreements was estimated at approximately $1.3 billion (assuming consumption of the total basic quantity and in accordance with the original agreements and in accordance with the gas price formula as of the engagement date) and depends mainly on the generation component, the increase of the quantities as described below and the volume of gas consumed. In connection with the notice to reduce gas supply from the Tamar Group, in May 2022, Rotem and Hadera signed amendments to the Energean Agreements, pursuant to which Rotem and Hadera would issue the Reduction Notice by the date on which piping of gas from the Karish Reservoir would commence after the running in period has ended. In August 2022, Rotem and Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the Energean agreements. In November 2022, Rotem served Energean with a notice of the exercise of the option to acquire an additional immaterial quantity, as set out in the amendment to the agreement with Energean. At the beginning of 2023, Energean issued a notice to Hadera and Rotem regarding the completion of the commissioning and commercial operation on March 26, 2023. In addition, in 2023 Rotem and Hadera recognized a contractual amount totaling approximately NIS 18 million (approximately $5 million), which was received during the reporting period and recognized in the cost of sales line item. Since the commercial operation date, during 2023 and 2024 there were several planned maintenance days in the Karish Tanin Reservoir, and during the periods in which the reservoir was shut down or operated on a partial basis without advance notice, in respect of which accounts were settled as part of the contractual arrangements which govern shortfalls in the event of non-scheduled shutdowns. In 2025, a total of approximately 14 maintenance days are expected to take place in the Karish Tanin Reservoir.

Zomet

Pursuant to the Zomet Regulation (Regulation 914), Zomet may receive gas required for its operations by either: (1) signing a gas agreement; (2) signing another agreement for supply of natural gas (for example, purchase of gas from another reseller or purchase of gas from other gas consumers) which permits supply of gas to the facility during all hours of the year; (3) if Zomet is unable to supply gas to the power plant during all hours of the year in accordance with alternatives (1) and (2) above, separately or jointly, it will receive gas based on the directives of the System Operator as part of Regulation 914. Currently, OPC meets Zomet’s demand for gas under OPC gas agreements.

Energy generation facilities on consumers’ premises

In connection with OPC's consumer on-site facilities, the necessary gas has been purchased or is expected to be purchased under the agreements OPC has entered into or will enter into.

Sorek 2

The Sorek 2 facility is expected to purchase some of the natural gas required for its operations from the Leviathan Reservoir as part of its arrangements with the desalination facility. The remaining gas quantities which will be required for the operation of the generation facility are expected to be purchased through gas purchase agreements into which OPC entered and/or will enter. From time to time, OPC enters into additional gas sale and purchase agreements for its operations, and as an auxiliary part of the electricity and energy generation and supply activity.

Gas supply disruptions; dual fuel capacity

Electricity generation activity may be impacted by disruptions to the capacity or supply of the natural gas. In the event of a prolonged failure in the supply of natural gas, OPC’s projects in Israel must be prepared to generate electricity by means of use of alternative fuel (diesel fuel).  With the activation of additional gas suppliers the Leviathan Group at the end of 2019 and the Karish Tanin Reservoir in 2023, the risk of a widespread gas supply failure in the Israeli economy has been somewhat mitigated, compared to the previous situation where there was a single gas supplier. At the same time, any disruptions in the availability or supply of natural gas from the reservoirs with which OPC has purchase agreements, along with fluctuating market prices of natural gas in Israel (including production by local gas suppliers) from time to time, may impact the costs incurred by OPC in respect of the acquisition of natural gas.

Rotem, Hadera and Zomet power plants are dual-fuel electricity producers (i.e., they can operate using both natural gas and diesel fuel with the required adjustments).  Accordingly, the power plants have a diesel fuel stock as required at each power plant. In addition, Hadera and Zomet power plants are subject to Covenant 125, which addresses the issue of natural gas shortages in Israel, and which prescribes, among other things, the System Operator’s power to issue guidance on the use of diesel fuel in the electricity sector at times of gas shortages, and that a producer which produced electricity using diesel fuel according to the guidance of the System Operator shall be compensated in respect of the difference between the cost of production using diesel fuel and the cost of production using gas, which is known to the producer. OPC believes, based on past experience, that Covenant 125 also applies to the Rotem Power Plant; the EA has stated that its position on the subject is different, and OPC informed the EA of its position regarding this matter.

In accordance with Hadera’s agreement with Infinya, in case of shortage of gas, and insofar as Infinya instructs Hadera to continue operating, arrangements were provided for operating the power plant using an alternative fuel and the netting in respect thereof.

Gas Purchase Agreement

On March 18, 2024, a partnership wholly-owned by OPC contracted with a third party (who is not a gas supplier) under an agreement for the purchase of natural gas. The agreement will terminate on June 30, 2030 or at the earlier of: the end of the consumption of the total contractual quantity of approximately 0.46 BCM as set out in the agreement. Under the agreement, the seller undertook to provide to OPC (through its partnership) a daily quantity of gas, to be decided by OPC each month, in accordance with the mechanism set out in the agreement, and OPC assumed a take-or-pay liability for a certain annual consumption as set out in the agreement. The agreement includes arrangements regarding quantities consumed above or below the minimum annual quantity. The agreement contains additional provisions and the customary arrangements in agreements for the purchase of natural gas, including regarding natural gas quality and supply, and the gas price is denominated in USD, based on a consensual formula which is linked to the generation component and stipulates a minimum price. In addition, the agreement contains customary provisions relating to undersupply, force majeure, limitation of liability, early termination in specific cases (subject to conditions), and assignment.

Agreement to purchase solar panels for the Ramat Beka Project

In December 2024, OPC entered into an agreement to supply solar panels for the Ramat Beka project with a global supplier (the “Panel Supplier”), with a capacity of up to 500 MW, at a total estimated cost of approximately $50 million.  The purchase agreement provides that the Panel Supplier shall supply OPC with solar panels in accordance with purchase orders, at a fixed price (USD). In addition, the agreement includes provisions in respect of the solar panels’ technical specifications, ordering mechanisms, early termination provisions and terms and conditions thereof, supply dates, warranty terms and conditions, payment of advances to the supplier, and compensation in the event of a significant delay, as well as the collateral that OPC and Panel Supplier would provide to secure their contractual undertakings. The solar panels are expected to be supplied in 2026-2028.

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

In respect of the Renewable Energy operations, on March 10, 2022, CPV entered into a framework purchase agreement of solar panels for a total capacity of approximately 530 MWdc. According to the agreement, the solar panels are supplied based on purchase orders delivered by CPV during 2023-2025. CPV has paid a down payment to the solar panels supplier. CPV has a right of early termination on certain dates, for partial payments to the supplier based on the date of such early termination. The agreement further includes, among others, provisions regarding quantities, model, manner of delivery of the panels and termination. The overall amount of purchases under the agreement may total up to approximately $185 million (assuming purchase of the maximum quantity). The agreement is planned to be used for CPV’s solar projects in development stages with a total capacity of 530 megawatts. Since its execution, the agreement has been amended to, among other things, reallocate the total volume of panels among the CPV Group’s solar projects and increase the number of installment payments with respect thereto.

In 2023, the CPV Group started receiving deliveries of the solar panels. All panels under the agreement were ordered for  projects under construction and additional pipeline projects.

CPV Group receives credit from most of its suppliers for a period of approximately 30 days.

OPC’s Competition

Israel

Within Israel, OPC’s major competitors are the IEC and private power generators, such as Dorad Energy Ltd., Dalia, Rapac-Generation, Shikun & Binui Energy, APM and the Edeltech Group, who, as a result of government initiatives encouraging investments in the Israeli power generation market, have constructed, and are constructing, power stations with significant capacity. In 2023, the energy the power plants generated in this segment totalled 5.3 TWh, constituting about 6.9% of the total energy generated in Israel, and about 12.8% of the energy generated by independent power producers in Israel during that year (including renewable energies).

In February 2021, the EA established a regulatory scheme for suppliers with no means of generation for the first time (hereinafter – “Virtual Supply”), including criteria and tariffs to purchase energy for their consumers at the tariffs to be based on an SMP-based component and components affected, inter alia, by the scope of consumption during peak demand. In June 2024, the EA expanded the market to include household consumers having only a basic meter, who could engage with a virtual supplier starting from September 2024, and with conventional suppliers – starting from January 2025. This led to the entry of new players who were not yet active in the Israeli electricity market, and who have received a supply license. In addition, due to gradual adoption of ESG standards, there is a significant gradual increase in demand for electricity from renewable sources, in addition to electricity from uninterrupted and reliable sources such as natural gas. From 2024, following the commencement of the implementation of the market model regulation in the distribution segment, virtual suppliers will also be permitted to sell electricity generated using renewable energies to end customers. As of March 2025, the main actors in the renewable energy supply segment are EDF Energies Israel Nouvelles Ltd., Meshek Energy Ltd., Shikun & Binui Energy Ltd., Dora Energy and Enlight Ltd.

During 2024, the electricity supply segment has included a retail channel, comprising the marketing of electricity to many end customers, the provision of services and ongoing management of customer accounts in an appropriate manner. At least regarding small customers (households and small businesses), players in this channel include mainly communications companies, utility companies, and other entities with experience and relative advantages in distribution to end customers (for example, Meshek Energy - Renewable Energies Ltd., Bezeq - Israel Telecommunications Corp. Ltd., and Generation Capital Ltd. and others). OPC believes that competition for consumers in the supply segment may expand even beyond the factors stated above, due to the construction of the new facilities which are scheduled to sell electricity to customers, such as the Ramat Beka Project, as a result of the trends led by the EA to expand the supply segment to include additional operators, including those operating in the electricity generation segment. The new regulation that came into force during 2024 allows all customers in Israel to contract with independent power suppliers - a measure that OPC believes will expand the scope of consumption associated with independent suppliers. OPC finds it difficult to assess the effects of competition thereon; these depend on regulatory changes, schedules, and volume of sales.

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

OPC’s Seasonality

Israel

Revenues from the sale of electricity are seasonal and impacted by the “Time of Use” (or “TAOZ”) tariffs published by the EA. As updated by the EA’s decision , the seasons are divided into three in accordance with the resolution of the Israeli Electricity Authority to update the demand hours clusters, as follows: (i) summer—June to September; (ii) winter—December, January and February; and (iii) transition season—March to May and October to November. OPC’s revenues from customers are based on customers’ seasonal consumption, demand hours clusters and tariffs applicable to consumption times. The gas price linkage pursuant to the gas agreements is based on the weighted average annual generation component.

The following table provides a schedule of the weighted EA’s generation component rates for the following periods based on seasons and demand hours, published by the EA:

		Weighted production rate (AGOROT per kWh)
Season	Demand Hours	January 2024	February to March 2024	January 2025
Winter	Off—peak	19.16	18.98	18.38
	On-peak	71.87	71.17	68.86
Spring or Fall	Off—peak	18.38	18.21	17.61
	On-peak	21.97	21.76	21.05
Summer	Off—peak	22.49	22.27	21.54
	On-peak	115.48	114.35	110.64
Weighted Average Rate		30.39	30.07	29.39

In general, tariffs in the summer and winter are higher than during transitional seasons. The cost of acquiring gas, which is the primary cost of OPC, is not influenced by the tariff seasonality.

The following is the average quarterly and annual generation component in 2024 and 2025:

Quarter	Generation Component for 2024 (agorot per KW)	Generation Component for 2025 (agorot per KW)
1	26.23	25.17
2	24.37	24.12
3	38.78	36.79
4	22.68	21.70
Annual	28.02	26.96

For further information on the seasonality of tariffs in Israel, see “—Industry Overview—Overview of Israeli Electricity Generation Industry.”

The following table provides a summary of OPC’s revenues from the sale of electricity, by season for 2023 and 2024. These figures have not been audited or reviewed.

	2023 ($ millions)	Revised DHCs*	2024 ($ millions)
Summer (2 months)	271	Summer (4 months)	270
Winter (3 months)	136	Winter (3 months)	149
Transitional Seasons (7 months)	190	Spring and fall (5 months)	193
Total for the year	597	Total for the year	612

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

OPC’s Property, Plants and Equipment

Israel

For summary operational information for OPC’s operating plants in Israel as of and for the year ended December 31, 2024, see “—Our Businesses—OPC’s Business—OPC’s Description of Operations—Israel.”

OPC leases its principal executive offices in Israel. OPC owns all of its power generation facilities.

As of December 31, 2024, the consolidated net book value of OPC’s property, plant and equipment was $1,154 million.

The table below sets forth a summary of primary land plots owned or leased by OPC, or that OPC has right of use in, in which OPC operates (1 dunam = 1,000m2).

Site	Location	Right in Asset	Area and Characteristics
Real estate held through Rotem
Land on which the Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams
Real estate held through Hadera
Hadera Energy Center and the Hadera power plant (including emergency road)	Hadera	Rental	About 30 dunams (Power Plant and Hadera Energy Center)
Land held by Zomet (through Zomet HLH General Partner Ltd. and Zomet Netiv Limited Partnership)
Land on which the Zomet power plant was built	Plugot Intersection	Zomet Netiv Limited Partnership—(by force of a development agreement with ILA)—Lease	About 85 dunams
Land held through Gat
Land on which the Gat power plant was built	Gat	Ownership	About 12.4 dunams
Right-of-use of the land for Sorek 2
Land on which the Sorek 2 generation facility is being constructed	Sorek 2 Desalination Facility	Right of use	About 2 dunams
Real estate (including options for land) held by Hadera for Hadera 2
Hadera Expansion—Land near the area of the Hadera Power Plant	Hadera	Annual option to extend the lease through the end of 2027. In December 2024, the option for 2025 was exercised	About 68 dunams
Land Agreement of Rotem 2
Land near to space on which Rotem Power Plant was built	Mishor Rotem	Lease	About 55 dunams

United States

In general, the land on which the projects are situated (both the operational projects and the projects under construction) is held in a number of ways—ownership, lease with use right, under a permit and licenses. In some cases, the facilities themselves are located on owned land, where there are easements in land surrounding the facility for purposes of interconnection and transmission. In addition to the project lands, CPV leases office space for use by the headquarters in Silver Spring, Maryland, Sugar Land, Texas, and in Braintree, Massachusetts pursuant to multi-year lease agreements.

Set forth below is information on the lands on which CPV plants in commercial operation (and Backbone, which is under construction) are located.

Site	Location	The right in the property	Area and characteristics	Expiration date of right
Conventional Energy Projects
Shore
Land on which the Shore power plant was constructed	Middlesex County, New Jersey	Ownership	About 111,290 square meters (28 acres)	N/A
Maryland
Land on which the Maryland power plant was constructed	Charles County, Maryland	Ownership / easements / licenses and permits / authority	About 308,290 square meters (76 acres)	N/A
Valley
Land on which the Valley power plant was constructed	Wawayanda, Orange County, New York	Substantive Ownership(1) / easements or permits	About 121,406 square meters (30 acres)	N/A
Towantic
Land on which the Towantic power plant was constructed	New Haven County, Connecticut	Ownership / easements	About 107,242 square meters (26 acres)	N/A
Fairview
Land on which the Fairview power plant was constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / easements	About 352,077 square meters (87 acres)	N/A
Three Rivers
Land on which the Three Rivers power plant was constructed	Grundy County, Illinois	Ownership / easements	About 485,623 square meters (120 acres)	N/A
Renewable Energy Projects
Keenan II
Land on which the Keenan II wind farm was constructed	Woodward County, Oklahoma	Contractual easements	Rights to land and the equipment	December 31, 2040
Mountain Wind
Land on which the CPV Mountain Wind wind farms were constructed (aggregated for the four wind farms of Mountain Wind)	Franklin, Oxford and Waldo Counties, Maine	Contractual easements and leases	Approximately 15,000,000 square meters (3,700 acres)	Forty years (Thirty years for 20% of Spruce Mountain) Various 2046—2055
Maple Hill
Land on which the Maple Hill solar project was constructed	Cambria County, Jackson Township, Pennsylvania	Ownership / easements	About 3,063,470 square meters (757 acres, of which 11 acres are leased)	With regard to the leased area December 1, 2058
Stagecoach
Land on which the Stagecoach solar project is being built	Macon County, Georgia	Lease Agreement	Approximately 2,541,426 m²(628 acres)	May 22, 2042 with option to extend for an additional 20 years
Backbone
Land on which the Backbone solar projet is being built	Garrett County, Maryland	Lease agreement	Approximately 10,355,905 m2 (2,559 acres)	The earlier of March 31, 2025 or commencement of the operating period, plus an option to extend by five consecutive periods of seven years during operations.
Rogue’s Wind
Land on which the CPV Rogue's Wind wind mill is being built	Cambria County and Clearfield County, Pennsylvania	Easements	Approximately 26,304,566 m² (6,500 acres)	July 2, 2057 with option to extend term with two ten year renewal options.

(1)	This land is held for the benefit of Valley, which is entitled to transfer it to its name.

The intangible assets of the CPV Group primarily include lease agreements for projects and power purchase agreements.

Insurance

OPC and its subsidiaries, including CPV, hold various insurance policies , including “all-risks” insurance. As of March 12, 2025, Rotem, Zomet, Gat, Hadera and the Hadera Energy Center are insured under, among others, the following insurance policies: "all risks" property insurance including mechanical breakage, loss of profit due to damage to the insured property, acts of terror and War (combined property and loss of profit insurance policy), third party liability insurance, employer liability insurance.

The Sorek 2 generation facility is insured under a joint construction policy with IDE (who is constructing the desalination facility). OPC pays a premium in respect of the policy based on its share.

The generation facilities at consumers’ premises have insurance coverage for their construction and operation stages (depending on the stage of the project). Furthermore, the liability insurance and the employers’ liability insurance are regulated under other policies taken out by OPC.

OPC’s sites (similar to most private business activities in Israel) could be exposed to physical damage as a result of the War in Israel. The War’s potential effects, including events such as Iran’s attacks on Israel and attacks by hostile organizations in Yemen, might have an adverse effect on the availability of insurance policies to cover OPC’s assets in Israel in respect of war and terrorism risks, or on the terms of engagement in such policies. OPC renewed such insurance policies in Israel through May 31, 2025. The insurance policies maintained by OPC and its subsidiaries may not cover certain types of damages or may not cover the entire scope and cost of damage caused and such policies include deductibles and exceptions as customary in the areas of activity. In addition, OPC or CPV may not be able to obtain insurance on comparable terms in the future.

Similarly, the CPV Group holds various insurance policies for purposes of reducing the damage that could be caused to it as a result of occurrence of certain risks, including “all risks” insurance. The existing insurance policies of the CPV Group may not cover certain damages or not cover the entire scope of the damage caused (and such policies include deductibles and exceptions as customary in the areas of activity). In addition, it is possible that the CPV Group will not be able to obtain insurance under similar terms and conditions in the future. The CPV Group could be adversely impacted if its projects possession suffer any damages that are not fully covered by insurance policies.

Employees

Israel

As of December 31, 2024, in Israel, OPC had a total of 171 employees, of which 98 employees are in the OPC Israel division (including plant operation, corporate management, finance, commercial and other), and 73 are at OPC’s headquarters. Substantially all of OPC’s employees are employed on a full-time basis.

The table below sets forth breakdown of employees in Israel by main category of activity as of the dates indicated:

	As of December 31,
	2024	2023	2022
Number of employees by category of activity:
Headquarters	73	55	50
Plant operation, corporate management, finance, commercial and other	98	114	100
OPC Total (in Israel)	171	169	150

Most of Rotem and Hadera power plants’ operations employees are employed under collective employment agreements. Rotem is currently negotiating with its employees the engagement in a revised collective agreement to come into force immediately upon the end of the term of the agreement. The term of the Rotem collective agreement ended on March 31, 2023, and a revised collective agreement was signed in respect of Rotem’s employees for a period of four years until March 31, 2027. Approximately 70 of the employees in Hadera are employed under a collective agreement which was signed in December 2022 and will be in effect through March 2026.

United States

As of December 31, 2024, CPV had a total of 167 employees. In general, CPV does not enter into employment contracts with its employees. All employees of CPV are “at-will” employees and are typically not physically present at the project companies facilities. Rather, day-to-day operations at the project facilities are performed by contractors who are employed directly by the applicable O&M service providers.

Shareholders’ Agreements

OPC Israel

A shareholders’ agreement is in place between OPC and Veridis regarding OPC Israel. The shareholders’ agreement regarding OPC Israel includes customary terms and conditions, including, inter alia provisions regarding shareholder meetings, rights to appoint directors (such that OPC, as the controlling shareholder, has the right to appoint the majority of directors), and shareholder rights in case of share allocation.

The shareholders’ agreement grants Veridis veto rights in connection with certain material decisions regarding OPC Israel, including: (i) changing the incorporation documents so as to adversely affect or change Veridis’ rights and obligations; (ii) liquidation; (iii) extraordinary transactions (as the term is defined by the Israeli Companies Law -1999) with related parties, with the exception of the exceptions set forth therein; (iv) entry into new substantial projects that are not included in OPC Israel’s area of activity; (v) a restructuring or a merger as a result of which OPC Israel is not the surviving company, subject to an exception in the case of a drag-along sale; (vi) appointing an independent auditor to OPC Israel or a material subsidiary thereof that is not one of the “Big Five” CPA firms; and (vii) approval of a transaction or project, in the agreement in which the planned investment amount is highly material, in accordance with criteria set forth, and subject to exceptions.

The agreement provides for additional rights in the event of the sale of OPC Israel’s shares held by any of the parties, such as the right of first refusal, the tag-along right, the drag-along right—all in accordance with the terms and conditions set forth.

OPC Power

In October 2020, OPC signed a partnership agreement with three institutional investors in connection with the formation of OPC Power (the “Partnership”) and acquisition of CPV by the Partnership. OPC is the general partner and owns 70.5% of the Partnership interests. The limited partners of the Partnership are: OPC (70.5% interest; directly or through a subsidiary), Clal Insurance Group (12.75% interest), Migdal Insurance Group (12.75% interest) and a company from the Hapoalim Capital Markets Group (4.5% interest) (together, the “Financial Investors”). The percentages above do not reflect participation rights in the profits allocated to the CPV managers. The total balance of investment undertakings and shareholders’ loans advanced by all partners under the facility is estimated at approximately $100 million (excluding the guarantee facility). In the fourth quarter of 2024, the total investment commitments and shareholders’ loans made to the Partnership were increased, subject to and pending the investment of the full additional commitment, OPC’s (indirect) holding rate of the CPV Group is expected to be approximately 70.5%.

The general partner of the Partnership, an entity wholly-owned by OPC, manages the ownership of CPV Group, with certain material actions (or actions which may involve a conflict of interest between the general partner and the limited partners) requiring approval of a majority or special majority (according to the specific action) of the institutional investors which are limited partners. The general partner is entitled to management fees and success fees subject to meeting certain achievements. There are limits on transfers of partnership interests, with OPC not permitted to sell its interest in the Partnership for a period of three years (except in the case of a public offering by the Partnership), tag along rights for the Financial Investors, drag along rights, and rights of first offer (ROFO) for OPC and the Financial Investors in the case of transfers by the other party. OPC and the Financial Investors have entered into put and call arrangements, with the Financial Investors being granted put options and OPC being granted a call option (if the put options are not exercised), with respect to their holdings in the Partnership. These options are exercisable after 10 years from the date of the CPV acquisition and to the extent that up to such time the Partnership interests are not traded on a recognized stock exchange.

Investment in CPV Renewables

In August 2024, subsidiaries of CPV entered into agreements (including shareholders agreement) with Harrison Street, a U.S. private equity fund to invest a total of $300 million in CPV Renewables for 33.33% of the equity interests of CPV Renewables. For further details about the investment in CPV Renewables, please see “Item 4.B. Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—United States—Description of CPV operations—Equity Investment in CPV Renewables.”

Legal Proceedings

For a discussion of significant legal proceedings to which OPC’s businesses are party and other contingent liabilities, see Note 18 to our financial statements included in this annual report.

Industry Overview

Overview of Israeli Electricity Generation Industry

Electricity generation and supply in Israel

In general, the Israeli electricity sector is divided into several segments reflecting different stages of the electricity supply chain - from the generation stage to the sale to the end customer: the generation segment; the transmission segment (transmitting electricity from generation facilities to switching stations and substations through the electricity transmission grid); the distribution sector (transmitting electricity from substations to consumers through the distribution grid including high voltage and low voltage lines), the supply sector (sale of electricity to private customers) and the System Operator. According to the Electricity Sector Law, none of the actions provided in the Electricity Sector Law may be carried out without a license, subject to legal restrictions, and in accordance with activity in each of the segments requiring a relevant license.

As of December 31, 2023, the installed electricity production capacity in Israel (of the IEC and independent producers), was approximately 17,830 MW excluding renewable energies, and approximately 5,891 MW of renewable energies. According to publications of the Israeli Electricity Authority, in 2023 demand for electricity increased by 1.2% (calculated annually), and in 2024, the increase is expected to stand at 2.9%. According to the Electricity Sector Report, in 2023 the sectoral generation amounted to 77.4 TWh; in 2030, the annual generation forecast is expected to stand at 94.6 TWh.

The Israeli electricity market includes a number of key players: the EA, the IEC, Noga, the Ministry of Energy, independent power producers and suppliers and electricity consumers.

The Ministry of Energy oversees of the energy and natural resources sectors of Israel, including electricity, fuel, cooking gas, natural gas, energy conservation, oil and gas exploration, etc. The Ministry of Energy regulates the public and private entities involved in these fields. In addition, the Minister of Energy has powers under the Electricity Sector Law, including regarding licenses and policy setting on matters regulated under the Law. The EA reports to the Ministry of Energy and operates in accordance with its policy. The Electricity Sector Law empowers the EA to issue licenses, to supervise license holders (including private license holders), to set tariffs and criteria for the level and quality of service required from an “essential service provider” license holder. Accordingly, the EA supervises both the IEC and Noga as well as independent power producers and suppliers. According to the Electricity Sector Law, the EA is authorized to determine the electricity tariffs in the market (including the generation component).

The IEC supplies electricity to most of the customers in Israel in accordance with licenses granted to it under the Electricity Sector Law, and transmits and distributes almost all of the electricity in Israel. In general, the IEC is responsible for the installation and reading of the electricity meters of electricity consumers and generators and for transfer of the information to Noga and suppliers in accordance with the decisions of the EA. In 2024, the penetration of independent power suppliers into the consumer supply market, including household consumers, began to increase. Noga is a government company, whose operations commenced in November 2021, and is in charge of the management of the electricity system in the generation and transmission segments, including constant balancing out between the supply of electricity and the demand for electricity, planning of the transmission system, including, among other things, drawing up a development plan for the transmission and generation segments. Pursuant to the Electricity Sector Law, the IEC and Noga are each defined as an “essential service provider” and as such, they are subject to the criteria and tariffs set by the EA. In 2023, the IEC’s share amounted to 46% of the generation segment and 67% in the supply segment.

According to the Electricity Market Report, as of 2023, independent power producers (including OPC power plants), including those using renewable energy, active in Israel have an aggregate generation capacity of approximately 13,194 MW, constituting 56% of the total installed generation capacity in Israel According to Electricity Market Report, at the end of 2030, the market share of the independent power producers, including renewable energies, is expected to amount to approximately 78% of the total installed capacity in the sector. In generation terms, in 2030 the market share of the independent power producers (including OPC power plants), and including renewable energies, is expected to amount to approximately 77% of the total generation in the market.

The generation component and changes in the IEC’s costs

In accordance with the Electricity Sector Law, the EA determines tariffs, including the rate of the IEC electricity generation component, in accordance with the costs principle and the other considerations provided for in the Electricity Sector Law, as applied by the EA. The generation component is based on, inter alia, the IEC’s fuel costs, comprising mainly of the IEC’s gas and coal costs, the costs of purchasing electricity from independent producers, the IEC’s capital costs, and the EA’s policy on classification of costs to either the generation component and the IEC’s system costs or the recognition of such costs of the IEC. The generation component may also change based on the IEC’s other expenses and revenues and may also be affected by other factors, such as, sale of power plants as part of the IEC Reform. In November 2024, the EA published a call for proposals for changes to the tariff structure.

Under the agreements with private customers, OPC charges its customers the load and time tariff (the “DSM Tariff”), net of the generation component discount. Since the electricity price in the agreements between Rotem, Hadera and Gat (and of the generation facilities) and their customers is impacted directly by the generation component (such that a decline in the generation component would generally lower the profitability and vice versa) and the weighted generation component is the linkage base for the natural gas price in accordance with the gas supply agreements of OPC in Israel (subject to a minimum price), OPC is exposed to changes in the generation component, including, among other things, changes in the generation costs and the energy acquisition costs of the IEC, including the price of coal and the IEC’s gas cost. In addition, OPC is exposed to changes in the methodology for determining the generation component and recognizing IEC costs by the EA. In general, an increase in the generation component has a positive effect on OPC’s results.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the EA. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. Acquisition of the gas, which constitutes the main cost in this business operations, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets). The hourly demand brackets change the breakdown of OPC revenues over the quarters in such a manner that it increases the summer months (and mainly the third quarter) at the expense of the other quarters, and particularly the first and fourth quarters. The summer on-peak (August) high voltage tariff for 2024 indicates that the generation component in 2023 accounted for about 90.8% of TAOZ. In addition, the TAOZ includes system costs at the rate of 7.3% and public utilities at the rate of about 1.9%.

On February 1, 2024, an annual update of the tariff for 2024 came into effect for IEC’s electricity consumers and on January 1, 2025, an annual update of the tariff for 2025 came into effect.

Call for proposals regarding proposed changes to the tariff structure

On November 6, 2024, the EA published a call for proposals on proposed changes to the tariff structure, which specified proposed updates to the principles for determining tariffs for Israel Electric Corporation consumers and suppliers, in view of the changes in the electricity sector, as reviewed by the EA (the “Call for Proposals”).  The Call for Proposals deals with three key proposals: (1) A proposal to change the methodology for determining the generation component such that it is set based on the system marginal price (“SMP”) plus a normative fixed component to be determined by the EA. Among other things, in this proposal the EA aims to establish SMP as the underlying asset in competition in the supply segment; (2) a proposal to apply an economic signalling mechanism for pricing external costs of emissions, such that it will be part of the marginal cost; and (3) a proposal to revise the tariff automatically and more frequently in accordance with changes in indices. According to the Call for Proposals, the proposals may be implemented gradually or comprehensively.

The suggested changes in the generation component structure and manner of determining it was published in the Call for Proposals to receive public feedback prior to publishing a hearing that would be subject to comments, changes and administrative processes, and therefore, at this preliminary stage, the final arrangements which would be set forth in resolutions (if any) and their timing are uncertain, and may differ materially from the provisions set out in the Call for Proposals. OPC submitted a response to the Call for Proposals, including a professional opinion and comments regarding the arrangements presented therein, and continues to review the proposed arrangements and their potential implications for its operations (if they lead into a resolution);  OPC cannot assess the impact of the Call for Proposals on its financial results, if any. Furthermore, changes in the generation component, including pursuant to the Call for Proposals, if approved, may have a material adverse effect on OPC’s operating results in Israel.

Maximum tariff for complementary tariffs

On February 17, 2025, the EA published a resolution to set maximum complementary tariffs for producers, which are connected to the transmission grid and operate under the market model (the “Complementary Tariffs Resolution”). As part of the resolution, the EA sets controlled protection tariffs paid to producers under the market regulation, such that a producer who is entitled to one of the two types of protection tariffs (complementary tariff or loading tariff outside the loading order) will receive a payment in accordance with the tariff cap set by the EA rather than in accordance with a proposal it will submit, if such a proposal is higher than the tariff cap set by the EA. According to the hearing, the protection tariff cap will be calculated based on the quarterly average gas price published by the Natural Gas Authority plus 40% for one-day advance netting or plus 60% for real time netting and the components of variable operation cost in accordance with the normative costs set in Regulation 914. Until further notice, with respect to producers operating with variable capacity as defined in the resolution, these producers will not be allowed to switch to central loading. Furthermore, these producers will be entitled to submit individual loading bids in accordance with the price cap set for them in the tariff approval or tender, and the proceeds for these bids will be according to the higher of the bid and the SMP (with regard to Rotem).OPC believes that, in view of its revenue structure, which is not materially affected by the SMP or by the complementary tariffs, the effect of the decision on OPC’s active projects is not expected to be material. Until a resolution regarding the Market Model is made, the EA has regulated the activity of producers in the transmission grid through various regulatory schemes which were limited in terms of time and scope.

Updates in the demand hour clusters

In August 2022, the EA published a resolution to amend the demand hour clusters, which became effective in January 2023, in which the following key revisions were set: (i) changing peak hours from the afternoon to the evening; (ii) increasing the number of months during which peak time applies in the summer to from two months to four months; (iii) increasing the difference between peak time and off-peak time; and (iv) defining a maximum of two clusters for each day of the year (without the mid-peak cluster that was in force until the resolution went into effect). Changing the hour categories in accordance with the decision is expected to increase the tariffs paid by the household consumers and decrease the tariffs paid by DSM Tariff consumers.

The resolution also stipulated that in view of the frequent changes in the sector and the need to reflect the appropriate sectoral cost, the hour clusters shall be updated more frequently, in accordance with actual changes.

The revised demand hour clusters changed the breakdown of OPC’s revenues and profitability in Israel  across quarters, such that revenues and profitability in the summer (June to September) increased substantially compared to other months.

Development of the independent electricity market in Israel

In recent years, the Israeli government completed key measures to transfer parts of the electricity generation and supply in Israel from IEC to independent producers and suppliers and to increase competition in these segments, including construction of private means of production in a variety of technologies, sale of IEC power plants to private entities, awarding licenses to suppliers without means of production, deployment of smart meters, integration of consumers with basic counters in competition, and relief in the process of switching to independent suppliers, among others.

The entrance of the independent power producers and suppliers has led to a significant decrease in the IEC’s market share in the terms of the electricity generational and sale of electricity to large electricity consumers (high and medium voltage consumers).

The generation segment - as of 2023, the IEC’s share amounted to 46% of the generation segment. According to the forecasts of the EA, in 2030, most of the electricity (approximately 77%) will be generated by independent producers using gas and renewable energies.

The supply segment - as of 2023, the IEC’s share amounted to 67% of the supply segment. However, this data also includes supply of electricity to industrial producers, while in the case of the domestic users, the IEC supplies most of the electricity.  As of September 2024, there were approximately 50 virtual supply license holders, of whom approximately 20 are active and have approximately 90 thousand customers, compared to approximately 5,000 customers of independent suppliers at the end of 2022.

The following table presents data on the share of independent power producers and the IEC in the electricity market, as well as renewable energy production in 2022 and 2023, as published by the EA.

	December 31, 2022		December 31, 2023
	Installed Capacity (MW)	% of Total Installed Capacity in the Market	Installed Capacity (MW)	% of Total Installed Capacity in the Market
IEC	10,527	47%	10,527	44.4%
Independent power producers (without renewable energy)	6,907	31%	7,302	30.8%
Renewable energy (independent power producers)	4,799	22%	5,891	24.8%
Total in the market	22,233	100%	23,721	100%

	Energy generated (thousands of MWh)	% of total energy produced in Israel	Energy generated (thousands of MWh)	% of total energy produced in Israel
IEC	39,224	51%	35,708	46.1%
Independent power producers (without renewable energy)	30,155	39%	32,527	42.0%
Renewable energy (independent power producers)	7,506	9.7%	9,141	11.8%
Total in the market	76,886	100%	77,376	100%

Set forth below are data about the distribution of consumers between private suppliers and the default supplier (in accordance with the IEC’s data):

Further to the IEC Reform, among other things, the system management activity was moved from IEC to Noga, the Alon Tavor, East Hagit and Eshkol (the sale of which was completed in June 2024) generation sites were sold,  and competition in the supply segment has intensified through a series of decisions and ministerial policies to fully open the supply segment to competition.

Forecast of potential natural gas growth in the Israeli electricity market

Long-term forecast (through 2040):

On October 31, 2024, the Israeli government passed a resolution 2282 regarding “Promoting the Energy Security of the Israeli Electricity Sector”. The purpose of the resolution is to provide energy security in demand areas alongside the benefits of reducing air pollution and greenhouse gas emissions in accordance with the Israeli government’s objectives. Among other things, the resolution established the need to construct - by 2040 - conventional power plants in the geographical areas and years specified below

Zones	Need in 2031-2035	Need in 2036-2040
Zones 1-3	5	4
Zone 4 as well as the zone in Section 7(a)(1)(b)(2) to the Resolution	0	2
Zone 5 as well as the zone in Section 7(a)(1)(b)(3) to the Resolution	0	2

The Resolution stipulates the scope of the approved plans required for securing a planning inventory; a total of 19 plans will be required, which will be zoned as detailed in the resolution, as well as conditions and criteria for promoting planning certification applications.

Forecast by the end of the decade:

According to the hearings and resolutions of the EA, four to five gas-powered conventional generation units are expected to be constructed by the end of the decade, including the unit to be constructed under of the Sorek tender, with a capacity of up to 900 MW, the replaced generation unit in the Eshkol site with a capacity of up to 850 MW, and two conventional units with a capacity of up to 900 MW each (the construction of which is regulated under the EA’s resolution of August 2024); in view of an amended hearing resolution published by the EA in January 2025 regarding the resolution referenced above (which has not yet been approved as a resolution), there is an option whereby the regulation will propose the construction of three rather than two units.

Virtual supply—activity for suppliers with no means of generation

In February 2021, the EA established for the first time a regulatory scheme for suppliers with no means of generation, including criteria and tariffs to purchase energy for their consumers at the tariffs to be based on an SMP-based component and components affected, inter alia, by the scope of consumption during peak demand. In June 2024, the market opened to household consumers having only a basic meter, who could engage with a virtual supplier starting from September 2024, and with conventional suppliers – starting from January 2025.  In July 2021, OPC was awarded a virtual supply license. OPC began entering into virtual supply agreements with customers for a total capacity of 50 MW. OPC acts as the virtual supplier of consumers in accordance with virtual supply agreements or additional supply agreements. OPC also entered into a virtual supply agreement with Noga. In April 2024, the EA amended and updated the criteria to permit basic meters to enter the competition in the supply segment. According to the resolution, electricity supply to household consumers would be permitted through a single-rate meter as well, regardless of the installation of a smart meter, starting from July 1, 2024, with respect to virtual suppliers (having no means of generation), and starting from November 1, 2024, with respect to conventional suppliers (having a means of generation), such that household consumers without a smart meter can be attributed to private transactions based on a normative a household consumer consumption model. The resolution allows OPC to further diversify its customer base by selling electricity - directly and/or indirectly - to all households.  OPC believes that the measures taken by the EA to open up the supply segment to competition have increased the number of entities operating in the household supply segment and the scope of consumption associated with independent suppliers in a manner that is expected to boost the growing competition in this segment.  Given current regulatory restrictions on electricity supply through virtual suppliers from current conventional bilateral generation facilities, electricity supply to household consumers transactions are made through contracts between conventional bilateral suppliers and business entities operating in the retail sector, such as telecommunications and gas providers holding virtual supply licenses and serving, for the purposes of the transaction, as the conventional suppliers’ subcontractors for the purpose of providing the service to household consumers.   As of September 2024, there are approximately 50 virtual supply license holders, of whom approximately 20 are active and have approximately 90 thousand customers, compared to approximately 5,000 customers of independent suppliers at the end of 2022.

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

The wholesale electric marketplace in the United States operates within the framework of several FERC-approved regional or state market operators, including RTO or ISO. RTO/ISOs are responsible for the day-to-day operation of the transmission system, the administration of the wholesale markets in the regions in which they operate, and for the long-term transmission planning and resource adequacy functions. In most cases the ISO’s and RTO’s powers are concentrated under a single entity. The RTOs and ISOs are supervised by FERC, except for ERCOT (the Texas electricity market), which is supervised by the Public Utility Commission of Texas. In addition to FERC, other state regulators regulate the sale and transmission of electricity, within each state, and the RTOs/ISOs, which are the key players in the wholesale electricity markets in the United States, in which the CPV Group operates, include other electricity producers and local utility companies, that serve both wholesale and retail customers. Most of the other electricity producers (especially producers that joined recently), and local electricity companies operating in these wholesale markets, are privately owned entities; however, those market players include a number of publicly held cooperatives, government utility companies and federal system administrators.

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

In addition to revenues from the sale of energy, related services and availability, manufacturers of renewable energy and manufacturers of low-carbon energies benefit from government mechanisms and incentives. Both U.S. federal and state governments offer incentives to suppliers in order to meet the renewable energy targets. A number of states require the local electric utility company to acquire a certain quantity of RECs in accordance with the total consumption of their consumers. In addition, there are federal tax incentives in connection with production of and investment in renewable energies and other low-carbon technologies, which also constitute a financial incentive to develop specific production technologies. Furthermore, each state has in place environmental protection regulations, which may provide incentives and encourage the closure of existing production facilities that use fossil fuels. As a result of the change in the federal administration following the 2024 presidential elections, the scope of such benefits as described above may be reduced or changed as a result of changes in the policy of the new administration of President Trump

While each of the ISOs and RTOs has the same function on the federal level, there are significant differences between markets in terms of their structure and activity; those differences may affect the execution and the economic feasibility of new projects, and promote or delay investments in new projects.

The CPV Group operates mainly in advanced markets managed by ISOs or RTOs.

Market Developments

The increasing demand for renewable energy led to an unprecedented increase in interconnection applications by projects, and to an increase in interconnection survey applications by solar projects. These demands may affect the planning functions of ISOs or RTOs (in which PJM is included) and utility and electric distribution companies, and lead to delays in interconnection approvals; the demand may also affect the process and pace of promoting the CPV Group’s projects under development. In addition, projects under construction and in development are affected by disruptions or delays in supply chains. Some of the CPV’s projects under development or construction have signed certain agreements including PPAs and capacity agreements, as well as RECs, which include provisions relating to delays in commercial operation. If the delays are longer than certain periods, the other parties to the agreements may terminate the agreements, and the CPV Group’s compensation shall be limited to the collateral provided under the agreements. The amount of collateral provided in connection with development projects (including pre-construction) which were provided due to various needs and purposes in the execution stages may increase or decrease pursuant to the terms of applicable agreements in connection with certain milestones being reached for the development projects.

The transition in the United States to renewable energy and low-carbon emission generation has been accelerating in recent years. Hydroelectric generation has been a mainstay of the industry from its early days, and certain parts of the country have a significant resource base thereto. During the past decade there has been a significant decrease in the less efficient, less flexible coal fired generation, mainly due to introduction of carbon capture power plants but coal still constitutes more than 16% of the total electricity generation in the United States. While in recent years there has been a significant increase in the capacity of power plants powered by wind and solar energy, the combined cycle capacity as well as other sources are required to meet the capacity demands and for reliability of the system. A key factor driving the increase in renewable technologies are state policies supporting the decarbonization of the economy which includes energy, transportation, and heating. Twenty-four states (including Maryland, New York, New Jersey, Connecticut and Illinois, states in which the CPV Group operates), the District of Columbia and Puerto Rico have adopted mandatory generation targets using renewable energy to support state demand, and others have policy targets aimed at reducing CO2 emissions over time. Plans implemented by states for renewable energy development require local utility companies to acquire a certain rate of electricity from renewable sources through plans commonly referred to as RECs, which are tradable on a number of exchanges throughout the country.

Federal regulations require the reporting of greenhouse gas emissions under the federal Clean Air Act (“CAA”). Federal regulations also impose limits on CO2 emissions from new (commenced construction after January 8, 2014) or reconstructed (commenced reconstruction after June 8, 2014) combined-cycle power plants. States may also impose additional regulations or limitations on such emissions. For example, CPV’s conventional, natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the Regional Greenhouse Gas Initiative (“RGGI”), which requires CPV’s natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. Pennsylvania may also adopt the RGGI regulation pending the outcome of legal proceedings challenging its implementation. Under RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2023, the price of carbon dioxide allowances averaged $25.75 per allowance in the four quarterly RGGI auctions.

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

In 2022, the IRA was signed into law by President Biden. Among other things, this law awards significant tax benefits to renewable energies and technologies aimed at reducing carbon emissions. One of the IRA’s key objective is to increase the production of electricity using renewable energies and to increase regulatory stability in this sector. For more information on the IRA, see “—Regulatory, Environmental and Compliance Matters—United States—The Inflation Reduction Act of 2022.”

For information on the PJM market, see “—Regulatory, Environmental and Compliance Matters—United States—The PJM market.”

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

IEC Reform

In 2018, the Government Resolution was received with respect to the matter of the reform in the electricity sector and the restructuring of the IEC (Government Resolution No. 3859), and an amendment to the Electricity Sector Law (Electricity Sector Law (Amendment No. 16 and Temporary Order), 2018 was published (the "IEC Reform")). Further to the IEC Reform, among other things, the system management activity was moved from IEC to Noga, the Alon Tavor, East Hagit  and Eshkol (the sale of which was completed in June 2024) generation sites were sold, and competition in the supply segment has intensified through a series of decisions and ministerial policies to fully open the supply segment to competition.

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

Energy Sector Targets in Connection with Reducing Greenhouse Gas Emissions

Further to Government Decision No. 171 from July 2021 regarding a transition to a low carbon economy, in January 2024, the Government passed Government Resolution No. 1261 regarding the pricing of emissions of local pollutants and greenhouse gases, for the implementation of the principle that requires polluting entity to pay. As part of the resolution, the Minister of Finance will revise the Excise Tax on Fuel Order (Imposition of Excise Tax), 2004 (“the Excise Tax on Fuel Order”) and the Customs Tariff and Exemptions and Purchase Tax of Goods Order, 2017, to ensure a gradual charge to an entity for the external and environmental costs of carbon emissions, commencing from 2025, within the scope of the resolution. In September 2024, an amendment to the Fuel Excise Tax Ordinance (Imposition of Excise Tax) (Temporary Order 4), 2022 (Amendment), 2024 (the “Amended Ordinance”) went into effect, commencing from January 1, 2025. The amended ordinance includes an increase of the excise tax rates applicable to various types of fuels, including natural gas, such that in 2025, the excise tax on natural gas will increase from NIS 19 to NIS 33 and will continue to increase in a graduated manner until reaching a maximum excise tax of NIS 192 in 2030. The increase in excise tax on natural gas is expected to increase the Group’s natural gas costs in Israel, and OPC believes that some of this impact may be mitigated due to the increase in OPC’s revenues in Israel if the generation component increases and subject to the expected impact of such an increase on the gas price, which is linked to the generation component. The generation component materially affects both OPC’s revenues from energy sales in Israel and its natural gas costs.

OPC is unable to assess the full impact of the Amended Ordinance on OPC’s long-term results due to the inherent uncertainty of the tariff setting method in general and the generation component in particular, the manner in which the resolution would be applied in the future, and due to the potential effects of significant natural gas agreements in the market being terminated. With respect to 2025, OPC has indicated that it believes that the Amended Ordinance is not expected to have a material effect on its results.

In December 2024, the Knesset’s Internal Affairs and Environment Committee approved the second and third readings of the Climate Bill. The proposed law establishes a national strategic net zero target for reducing greenhouse gas emissions by 2050 and an interim target of a 30% reduction in emissions by 2030, and stipulates government implementation mechanisms, national plans, and transparency, monitoring and reporting requirements to ensure compliance with the targets.

The EA

The EA is subordinated to the Ministry of Energy and operates in accordance with its policy. The EA has the authority to grant licenses in accordance with the Electricity Sector Law, to supervise license holders, to set electricity tariffs and criteria for them, including the level and quality of services required from an “essential service provider” license holder, supply license holder, a transmission and distribution license holder, an electricity producer and an independent power producer. Thus, the EA supervises both the IEC and private producers.

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

For further information on related EA tariffs, see “—Industry Overview— Overview of Israeli Electricity Generation Industry.” For further information on the effect of EA tariffs on OPC’s revenues and margins, see “Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations—OPC—Activities in Israel—EA Tariffs.”

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

According to the Electricity Sector Law and subject to the terms and conditions of the covenants, Noga is committed to purchasing electricity from independent power producers at the rates and under the terms and conditions set out in the Electricity Sector Law, and the IEC is committed to connect the facilities of private electricity producers to the distribution and transmission grid and to provide utility services so as to allow the supply of electricity to customers as part of private transactions).

Generally, the regulatory arrangements applicable to independent power producers were set distinguishing between the different generation technologies they use and the various levels of voltage they will be connected to (according to installed capacity).

The following are the key electricity production technologies used by private producers in Israel:

•
Conventional technology—electricity generation using fossil fuel (natural gas, diesel oil or carbon). As of December 31, 2023, the total installed capacity in this technology which is primarily held by the independent producers, is about 7,003 MW. Gas-fired combined cycle generation facilities are planned to be operational during most hours over the year. Conventional open cycle power plants (the “peaker power plants”) are generally planned to operate for a number of hours during the day; these power plants are operated when the demand for electricity exceeds the supply–- whether due to demand peaks, as backup in case of malfunctions in other generation facilities, or as a supplement when solar energy is unavailable—whether in the early morning hours or at night.

•	Cogeneration technology—electricity generation using facilities that simultaneously generate both electrical energy and useful thermal energy (steam) from a single source of energy.

•
Renewable energy—electricity generated from, inter alia, sun, wind, water or waste. In November 2020, the Israeli government updated the generation targets for renewable energy to 30% of the consumption up to 2030. As of the end of 2023, the installed capacity of renewable energy generation facilities was 5,891 MW, with actual generation constituting approximately 11.8 % of total actual consumption by the economy in 2023. In recent years, there has been an uptick in the entrance of electricity producers and generation facilities that use renewable energies in the electricity generation market, including solar energy, wind energy, and storage; that use the grid resources. The EA as part of the Report on the Status of the Renewable Energy Targets in the Electricity Sector in 2023 stated that as at the end of 2023, the rate of actual consumption of renewable energy in the Israeli economy was 12.5%; the rate of renewable energy installed capacity out of total capacity in Israel as of the end of 2023 was 24.8%.

•
Pumped storage energy—generation of electricity using an electrical pump connected to the power grid in order to pump water from a lower water reservoir to an upper water reservoir, while taking advantage of the height differences between them in order to power an electric turbine. The capacity of two production facilities (which is in operation) using this technology amounts to approximately 644 MW, with another facility using this technology with capacity of approximately 456 MW under construction.

•
Energy storage—this is possible through a range of technologies, including, among others, pumped storage, mechanical storage (for example compressed air) and chemical storage (for example batteries). Based on the electricity system’s planning horizon, the use of this technology is currently negligible; however, it is expected to increase significantly in the upcoming years due to the need for storage facilities as a result of the anticipated increase in renewable energies, due to, among other things, the renewable energies generation targets. In particular, based on study conducted by EA, compliance with the target for renewable energies up to 2030 will require construction of storage facilities with a capacity of thousands of MWh, deriving from the readiness of the technology and the economic feasibility of its use. OPC takes steps to integrate energy storage. For example, OPC entered into a number of agreements for generation of electricity , which allow OPC to build storage facilities as well as in the Ramat Beka Solar Project.

According to the Electricity Sector Law, the IEC, as an essential service provider, is committed to purchasing electricity from IPPs at the rates and under the conditions set in the Electricity Sector Law and the regulations and standards promulgated thereunder (and, in relation to Rotem, by virtue of the tender and Rotem’s PPA with the IEC). In addition, the IEC is committed to connecting the IPPs facilities to the distribution and transmission grid and providing them with infrastructure services in order to allow IPPs to provide power to private customers and system administration service.

Independent Power Suppliers

The electricity suppliers operate under supply licenses, by virtue of which they are permitted to sell–- to consumers electricity they purchase from independent producers or Noga, in accordance with the terms and conditions of the licenses and the regulations applicable to them. As part of the reform in the electricity sector, it was determined that the supply segment will be gradually opened to competition. In order to open up the supply segment to competition, in recent years , the EA passed several resolutions leading to the full opening of the electricity sector to competition, including issuing supply licenses to virtual suppliers (with no means of production, in addition to the existing conventional suppliers, which received supply licenses in addition to their electricity generation activity) including deployment of smart meters, the regulation of the purchase from Noga of electricity by suppliers and producers on the distribution grid for the purpose of selling it to consumers. Under its resolution of April 2024, the EA also regulated the option available for household consumers to switch to private suppliers regardless of the installation of a smart meter. Accordingly, independent power suppliers’ penetration into the supply segment grew markedly during 2024, including by contracting with business entities to supply electricity to households.

As part of the implementation of the reform, the EA opened the supply segment to competition, inviting suppliers without means of production (virtual suppliers) who will be able to sell electricity to consumers bilaterally. Initially, the sale of electricity to these suppliers was carried out solely through purchases of electricity from Noga at a dedicated tariff (suppliers tariff). From January 1, 2024, suppliers may also purchase energy from independent producers in the distribution grid for the purpose of selling it to consumers. To support the development of supply competition, the EA intends to expand the independent electricity supply available to the virtual suppliers, including by purchasing energy from manufacturers through the transmission grid.

Electricity Consumers

Electricity consumers are the main engine of the electricity sector; their consumption dictates the required scope of development. In accordance with the Electricity Sector Report, approximately 71.7 TWh were generated in 2023, of which approximately 22.1 TWh by household consumers, 19.5 TWh by commercial consumers, 13.9 TWh by industrial consumers and the rest by other consumers. In recent years, the status of the electricity consumers as active stakeholders has strengthened. In addition, recently, including due to the introduction of electric vehicles, the status of the electricity consumers–- as proactive actors–- has strengthened. OPC believes, the steps taken by the EA to open up the supply segment to competition, including decisions regarding installation of smart meters and licensing suppliers without means of production, has increased the number of entities operating in the household supply segment and the scope of consumption associated with independent suppliers, in a manner that is expected to boost the growing competition in this segment

Market model for generation and storage facilities connected to or integrated into the distribution grid

In September 2022, the EA published a resolution on “market model for generation and storage facilities connected to or integrated into the distribution grid” (the “Market Model”) The resolution regulates the generation activity (using all different technologies) and storage facilities in the distribution grid, and determines their option to sell electricity directly to virtual suppliers as from January 2024. Producers connected to the distribution grid may also sell to consumers (through virtual suppliers) as part of the market distribution model. OPC expects that, in the short term, the resolution reduces the economic viability of the virtual supply activity, and in the long term, the resolution encourages increased competition in the supply segment while integrating generation facilities and storage facilities.

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

Under Regulation 914, it was determined that the generation units would be loaded into the grid in accordance with the economic load principle ( “Regulation 914”) and a higher capacity tariff was set for generation facilities that meet the flexibility requirements. In addition, the resolution offers open-cycle producers several gas supply alternatives. According to the resolution, entering into bilateral transactions for open cycle facilities was restricted, and, on the other hand, combined cycle facilities are required to sell at least 15% of their production capacity to private consumers. The total quota for new facilities pursuant to this arrangement was limited to 1,100 MW divided into various types of power plants - combined cycle facilities and open cycle (“peaker”) facilities. Zomet operates in accordance with Regulation 914.

In November 2018, the EA issued a resolution on the “Regulation of the Activities of Natural Gas Generation Facilities Connected to the Distribution Grid,” following which it published a tender to set and allocate the capacity tariff for these facilities. The arrangement is designed to allow producers with a capacity lower than 16 MW to construct a power plant on a consumer’s premises and provide it with the electricity generated on its premises.

In March 2019, the EA published a resolution on the subject of “Regulatory Scheme for High Voltage Producers Established without a Tender”; this scheme, stipulated within a 500 MW quota, permits generation facilities to be constructed in the consumers’ premises, and half of which is intended for generation units to be established in desalination facilities. Such facilities will be permitted to supply the electricity generated by them directly to the onsite consumer and to transfer any surplus to the electrical grid – all in accordance with the Trade Rules.  The Sorek 2 Power Plant is expected to operate by virtue of this regulation, subject to the completion of its construction (“Regulation 555”).

The Electricity Sector Regulations (Promotion of Competition in the Generation Segment) (Temporary Order), 2021 were issued by the Minister of Energy after consultation with the Competition Commissioner. The regulations were published in December 2021 under a temporary order for three years, such that they expired during 2024 and are no longer in force. To the best of OPC's knowledge, even though the regulations have expired, this does not derogate from the sectoral concentration considerations as stated in the Market Concentration Law, including through the promulgation of new regulations or temporary provisions. The purpose of the regulations is to promote competition in the generation segment of the electricity sector. Pursuant to the regulations, a person will not be granted a generation license or approval in accordance with Sections 12 or 13 of the Electricity Sector Law upon existence of one of the following: (i) following the issuance, the person will hold generation licenses or connection commitment for gas-fired power plants the total capacity of which exceeds 20% of the planned capacity for this type of power plants. According to the appendix attached to the regulations—the planned capacity for 2024 for gas-fired power generation units is 16,700 MW; (ii) after the allocation, the person will hold generation licenses or connection commitment for more than one power plant using pumped storage technology; and (iii) after the allocation, the person will hold generation licenses or connection commitment for wind-powered power plants where the total capacity exceeds 60% of the planned capacity for this type of power plant, which, according to the appendix, is 730 MW for 2024. As part of the EA's resolution regarding the eligibility of the bidders in the Sorek tender of March 2024, and since the Sorek Power Plant is expected to commence commercial operation in 2028, the EA also assessed the holding rates regarding gas-fired installed capacity regarding which construction plans are in place through the commercial operation of the Sorek Power Plant, which stands 18,926 MW. Pursuant to the regulations, notwithstanding the above, the EA may grant such a generation license or approval on special grounds that shall be recorded (after consultation with the Israel Competition Authority) and for the benefit of the electricity sector. Furthermore, the EA may refrain from granting a generation license or from approving a connection to the grid if it believes that the allocation is likely to prevent or reduce competition in the electricity sector after taking into account additional considerations, including the impact of holdings of a person in other generation licenses that do not constitute a holding of a right as defined in the regulations, the impact of joint holdings in companies with a holder of other rights, as well as the impact of holdings of a person in holders of licenses that were granted under the Natural Gas Market Law. For the purpose of calculating the holdings in rights or a connection commitment, a person shall be viewed as a holder regarding the entire installed capacity of the generation license or the connection commitment. The “planned capacity” of gas-fired power plants for 2024 in accordance with the regulations (16,700 MW) includes gas-fired generation facilities without distinguishing between an essential service provider (the IEC), independent power producers and the relevant types of arrangements, as opposed to the “planned installed capacity” stated in the Sector Consulting Principles published by the Competition Commissioner (10,500 MW, and it does not include the capacity owned by the IEC), which preceded the regulations.

Rotem’s Regulatory Framework

Rotem operates according to a tender issued by the state of Israel in 2001 and, in accordance therewith, Rotem signed a PPA with the IEC in November 2009 (“Rotem’s PPA with the IEC”), which stipulates OPC’s regulatory framework. This PPA will be assigned by the IEC to the System Operator. Rotem’s framework differs from the general regulatory framework for IPPs, as set by the PUAE and described above.

According to Rotem’s PPA with the IEC, Rotem may sell electricity in one or more of the following ways:

1.
Capacity and Energy to the IEC: according to Rotem’s PPA with the IEC, Rotem is obligated to allocate its full capacity to the IEC. In return, the IEC shall pay Rotem a monthly payment for each available MW, net, that was available to the IEC. In addition, when the IEC requests to dispatch Rotem, the IEC shall pay a variable payment based on the cost of fuel and the efficiency of the station. This payment will cover the variable cost deriving from the operation of the Rotem Power station and the generation of electricity.

2.
Sale of energy to end users: Rotem is allowed to inform the IEC, subject to the provision of advanced notice, that it is releasing itself in whole or in part from the allocation of capacity to the IEC, and extract (in whole or in part) the capacity allocated to the IEC, in order to sell electricity to private customers pursuant to the Electricity Sector Law. Rotem may, subject to 12-months’ advance notice, re-include the excluded capacity (in whole or in part) as capacity sold to the IEC.

Rotem informed the IEC, as required by Rotem’s PPA with the IEC, of the exclusion of the entire capacity of its power plant, in order to sell such capacity to private customers. Since July 2013, the entire capacity of Rotem has been allocated to private customers.

Rotem’s PPA with the IEC includes a transmission and backup appendix, which requires the IEC to provide transmission and backup services to Rotem and its customers, for private transactions between Rotem and its customers, and the tariffs payable by Rotem to the IEC for these services. Moreover, upon entering a PPA between Rotem and an individual consumer, Rotem becomes the sole electricity provider for this customer, and the IEC is required to supply power to this customer when Rotem is unable to do so, in exchange for a payment by Rotem according to the tariffs set by the EA for this purpose. For further information on the risks associated with the indexation of the EA’s generation tariff and its potential impact on Rotem’s business, financial condition and results of operations, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC’s profitability depends on the EA’s electricity rates and tariff structure.”

In November 2017, Rotem applied to the EA to obtain a supply license for the sale of electricity to customers in Israel. In February 2018, the EA responded that Rotem needs a supply license to continue selling electricity to customers and that the license will not change the terms of the PPA between Rotem and the IEC.

On February 19, 2023, the EA published a proposed resolution to apply criteria to Rotem as part of a move that was designed to unify the regulations that apply to Rotem and all other bilateral producers, including the application of the market model to Rotem. In February 2023, the EA published a proposed resolution for the application of criteria and complementary arrangements to Rotem. In March 2024, the EA issued a resolution that addresses the application of certain standards to Rotem, including those regarding deviations from consumptions plans submitted by private electricity suppliers, and the award of a supply license to Rotem (if it applies for one and complies with the conditions for receipt thereof). The resolution came into force on May 1, 2024. This resolution aligns in many respects the regulation applicable to Rotem with that applicable to generation facilities that are allowed to enter bilateral transactions, and will enable Rotem to operate in the energy market in a manner that is similar to that of other electricity generation facilities that are allowed to conduct bilateral transactions. In July 2024, the EA granted a supply license to Rotem, effective July 1, 2024, for the period of Rotem’s production license.

In addition, in accordance with the Complementary Tariffs Resolution, Rotem may sell surplus electricity to the system operator, as specified above, at the fixed cost of energy production as per the tender times 1.4 the gas component.

Even after the consolidation of the regulation as part of the resolution, Rotem’s arrangements differ from independent producers, which are subject to Regulation 241 and to all the criteria published by the EA, mainly due to the fact that it is not allowed to offer capacity as part of the arrangements stipulated in that respect in Resolution 241 and does not accept capacity payments accordingly; also, the quotes Rotem may make to the system operator are subject to a certain limitation.

Regulatory Framework for Cogeneration IPPs

The operations of independent power producers and suppliers, including construction of private power plants and sale of electricity, are regulated, including under the Electricity Sector Regulations (Conventional Independent Power Producer, 2005 (the “IPP Regulations”) and the Energy Sector Regulations (Cogeneration), 2004 (the “Cogeneration Regulations”), as well as under the rules, resolutions, decisions, arrangements, and covenants of the EA. The Cogeneration Regulations were designed to encourage and provide incentives to establish and operate cogeneration facilities, while maintaining the efficiency provided for in the Regulations and maintaining additional advantages afforded by production through a cogeneration facility; the minimum annual energy efficiency required of the cogeneration generation units in the Hadera Power Plant stands at 60%.

The Cogeneration Regulations establish threshold requirements for compliance with the cogeneration facility conditions, and they regulate, inter alia, the mechanism for making transactions between the System Operator and a cogeneration independent producer. According to the Regulations, a cogeneration independent producer may choose to enter into a purchase transaction with the System Operator, who will be obligated to purchase energy from the producer in accordance with the Regulations. Furthermore, pursuant to the Regulations, there is an option of executing a bilateral transaction between a cogeneration facility and the various electricity consumers in the economy. In addition, the Regulations establish an economic principle for setting the tariff to purchase the surplus electricity based on the facility type and size.

Hadera’s Regulatory Framework

In connection with construction of a cogeneration power station in Israel, Hadera reached its COD on July 1, 2020. In June 2020, the EA granted a permanent license to the Hadera power plant for generation of electricity using cogeneration technology having installed capacity of 144 MW and a supply license. The generation license is for a period of 20 years, as is the supply license so long as a valid generation license is held (the generation license may be extended by an additional 10 years).

In connection with above, Hadera must meet certain conditions before it will be subject to the regulatory framework for cogeneration IPPs and be considered a “Cogeneration Production Unit.” For example, Hadera will have to obtain a certain efficiency rate which will depend, in large part, upon the steam consumption of Hadera’s consumers. In circumstances where Hadera no longer satisfies such conditions and therefore no longer qualifies as a “Cogeneration Production Unit,” other rate arrangements, are applied to it, which are inferior to the rate arrangements applicable to cogeneration producers.

Zomet’s Regulatory Framework

The Zomet power plant is constructed pursuant to Regulation 914 and is subject to the conditions and limitations thereunder, see “—Regulatory Framework for Conventional IPPs.”

In September 2019, Zomet received the results of an interconnection study performed by the System Operator. The study included a limitation on output of the power plant’s full capacity to the grid beyond a limited number of hours per year, up to completion of transmission projects by the IEC, which are expected to be completed by the end of 2023. In December 2019, the EA approved Zomet’s tariff rates, applicable upon completion of the power plant and receipt of a permanent generation license, which took place in June 2023. Given the limitation included in the interconnection study, Zomet was subject to a reduced capacity tariff during 2023. See “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC faces limitations under Israeli law in connection with the expansion of its business.”

In January 2020, Zomet entered into a PPA with the IEC, the government-owned electricity generation, transmission and distribution company in Israel, or the Zomet PPA (in October 2020, Rotem received notice of assignment by the IEC to the System Operator which was subsequently reassigned to Noga). The term of the Zomet PPA is for 20 years after the power station’s COD. According to the terms of the Zomet PPA, (i) Zomet will sell energy and capacity to the IEC and the IEC will provide Zomet infrastructure and management services for the electricity system, including back-up services (ii) all of the Zomet plant’s capacity will be sold pursuant to a fixed availability arrangement, which will require compliance with criteria set out in Regulation 914, (iii) the plant will be operated pursuant to the System Operator’s directives and the System Operator will be permitted to disconnect supply of electricity to the grid if Zomet does not comply with certain safety conditions and (iv) Zomet will be required to comply with certain availability and credibility requirements set out in its license and Regulation 914, and pay penalties for any non-compliance. Zomet plant’s entire capacity is allocated to the System Operator pursuant to the terms of the Zomet PPA, and Zomet will not be permitted to sign agreements with private customers unless the electricity trade rules are updated.

Zomet License

In June 2023, the EA issued a permanent license to the Zomet power plant for electricity generation using conventional technology at a capacity of 396 MW. The license is granted for 20 years, and may be extended by the EA upon the request of the license holder. The EA may, subject to approval of the Minister of Energy, alter the terms and conditions of the license, (a) if there is a change in the license holder’s ability to comply with the terms and conditions or to perform the actions and services covered by the license, which does not justify revoking the license; (b) there are changes in the electricity market; (c) to ensure competition in the electricity sector; (d) to ensure compliance with the level of service prescribed by the license; (e) there are changes to be made to the facility or technology; and (f) there are changes to be made to the facility or technology, which is the subject matter of the license.

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

The assets to which the license relates may not be sold, leased or pledged without first obtaining the approval of the EA. In addition, any change, restructuring, or transfer of control in Zomet requires approval of the EA as specified in the license.

The license imposes additional obligations on Zomet, including the provision of a lawful guarantee, regular and efficient operation in compliance with the license, compliance with a minimum equivalent operating capacity of 88% at all hours during the first year of operation and 92% at all hours during subsequent years, testing and compliance with insurance requirements, and restriction of activity, by way of an act or omission, that might restrict the competition in the electricity sector or have an adverse effect thereon.

Zomet has not entered into a gas supply agreement yet, but has the option to engage with a gas supplier or have its gas supplied by the IEC.

Gat’s Regulatory Framework

In November 2019, the Israeli Electricity Authority decided to issue an electricity supply license to Gat. The validity of the supply license is twenty years, subject to Gat holding a valid generation license.

The power plant operates under a “limited capacity” regulatory framework, in accordance with the applicable regulation for cogeneration producers which do not meet the cogeneration conditions as per the EA’s resolution. The electricity supply license allows it to sell electricity to consumers which have a consecutive meter installed in their consumption location—at the higher of the following two amounts:

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

The EA may alter the terms and conditions of the license, add or detract therefrom, among other things, and without detracting from the provisions of the law, in cases that are similar to those listed above in relation to Gat’s production license. In addition, the EA may cancel the license or attach conditions thereto before the end of its term, under certain circumstances that were set in the license. The license holder may contract with a consumer connected to the low voltage grid under an agreement that includes a commitment to meet the terms and conditions regarding the scope of consumption of the services, the payment amount or the terms of payment for a period not exceeding twelve months.

Transmission Grid

The EA updated the regulatory framework relating to the transmission grid. Following Resolution 558, in February 2022, the EA passed the "Resolution on Applicability of the Market Model”. This resolution amends the regulation for producers in the transmission grid across all types of technologies and applies to them the covenants which regulate the operation of the energy market (the “Trade Rules,” as amended in the resolution). The amendments came into force in July 2024.  The resolution establishes a uniform regulatory basis for generation facilities in the transmission grid in terms of the methods used for capacity payments, the manner of submitting generation and loading plans, and also for payments for energy; along with the creation of a uniform regulatory basis, the EA retains the ability of producers operating in bilateral transactions to continue operating in existing format, such that they are able to choose between a central loading method (selling energy to the grid in accordance with the system’s needs and at SMP, and purchasing energy from the system operator at SMP in order to sell it to consumers) and an individual loading method in order to protect the producers' rights by virtue of the regulation under which they were established. As part of the Complementary Tariffs Resolution, the EA has reduced the applicability of the market model and stipulated that until such time when another resolution is passed, independent producers with variable capacity will only operate under individual loading. Pursuant to this resolution, the EA regulated producers’ activity in the transmission grid through various regulatory schemes that were limited in terms of their time and scope.

Environmental Regulations

Operations in the electricity sector naturally entail the risk of causing environmental harm, which may arise, inter alia, from electricity production, malfunctions or unexpected events. Environmental laws applicable to OPC’s business include the Prevention of Hazards Regulations (Used Oil), 1993; the Planning and Construction Law, 1965; the Licensing of Businesses Law, 1968; the Water Regulations (Prevention of Water Pollution) (Gasoline Stations), 1997; the Hazardous Substances Law, 1993 (the “Hazardous Substances Law”); the Clean Air Law, 2008 (the “Clean Air Law”); the Non-Ionizing Radiation Law, 2006; the Environmental Protection Law (Environmental Emissions and Transfers - Reporting and Register Requirement), 2012; the Collection and Disposal of Waste for Recycling Law, 1993; the Licensing of Businesses Regulations (Hazardous Enterprises), 1993; the Transport Services Regulations, 2001; Regulations for the Prevention of Hazards (Unreasonable Noise), 1990; and various other bylaws and procedures.

Under OPC’s environmental risk management policy, Rotem, Hadera, the Hadera Energy Center and Zomet have implemented an internal environmental enforcement plan, with the aim of ensuring the companies’ compliance with environmental requirements, including air pollutant emission from fuel combustion products, storage, and use of hazardous substances and fuels, contamination of soil and water sources, asbestos, and noise. Sorek 2 will be required to comply with the requirements and to receive appropriate permits in accordance with this legislation, and in accordance with the division between Sorek 2 and IDE. In the Gat Power Plant, the operation and maintenance contractor (Siemens) is in charge of compliance with the environmental protection regulations, which are relevant to the power plant, and its compliance with the provisions of the law is monitored on a monthly basis. Furthermore, the area of activity has a comprehensive management system designed to ensure that OPC’s power plants comply with all environmental regulations applicable thereto.

Failure to comply with the provisions of the environmental laws and the terms of the permits and licenses issued to OPC or their non-receipt under these laws may expose OPC, investees and its directors to criminal and administrative sanctions, including fines and other sanctions, delays in the completion of projects, orders to shut down its facilities, and exposure to expenses for cleaning-up and remediation of environmental damages. Under its risk management policy, OPC adopts procedures for compliance with provisions of environmental laws and terms and conditions of permits and licenses, and continuously monitors ongoing activity, including, among other things, by conducting internal audits. The audits assess several factors, including emissions, handling and storage of hazardous substances, soil and water contamination, noise, etc. The findings are reported based on their severity, and action is taken as quickly as possible. Reports include an immediate report to the facility’s site manager, a monthly report to VP Operations, and a quarterly report to the Health and Safety Committee. To date, no administrative, criminal, and civil legal proceedings have been filed against OPC, alleging violations of environmental laws.

For projects under construction, OPC operations are also subject to regulations applicable to the construction of sites, including regulations for the prevention of hazards, safety, and others. Construction is carried out by contractors which have agreements with OPC, and which are subject to the required provisions.

The Clean Air Law

As required by the provisions of the Clean Air Law, OPC holds emission permits for emission sources it operates which require a permit. In January 2024, Rotem's emission permit was renewed; in January 2025, Hadera's emission permit was renewed; in August 2021, Gat's emission permit was renewed. In January 2024, the Hadera Energy Center's emission permit was renewed, which allows the operation of boilers during limited hours according to a regulatory compliance hierarchy. In June 2022, Zomet’s emission permit was issued; the permit prescribes restrictions and guidance on operating hours, including extension of the permitted operating hours by way of written notice by the System Operator, and subject to the System Operator’s approval as defined in the Clean Air Law. By virtue of the Clean Air Law, the System Operator also has the power to require an owner of a generation unit to operate the generation unit beyond the time it is allowed to operate it under the emission permit if a risk situation arises with respect to projects under construction in consumers’ premises; in some of the projects, the consumer’s emissions permit should be updated regarding the activity of the generation facility being constructed by OPC, and OPC is acting and will act to update the permits as needed. There is no certainty that the required emission permits will be obtained (and this may involve certain procedures or objections); failure to obtain the permits may have an adverse effect on the completion of the relevant on-site facilities and/or undertakings for completion dates under agreements with the customers.

Soil and water

In Rotem, Hadera, and Zomet, hazardous substances are present and stored, as well as infrastructure and facilities containing fuels and hazardous substances. OPC has indicated that it strives to prevent soil and water contamination from these substances, infrastructure, and facilities.

Effluents

During production, it is required to dispose of the effluents involved in the production process and operation of the facilities. At the Hadera Power Plant, fresh make-up water removal from the power plant to the Hadera Sewage Treatment Plant was arranged. In Rotem, industrial effluents are collected and reused at the Rotem power plant (owned by Israel Chemicals Ltd). Zomet directs the water to the Netiv HLH water reservoir. Gat directs the effluents to the Gat sewage treatment facility.

Hazardous substances

OPC holds, uses, and stores hazardous substances at OPC’s sites for its routine activity. Rotem, Hadera, Gat, Zomet and the Hadera Energy Center have poison permits which are renewed once a year.

Planning and construction

As part of the area of activity, OPC is subject to the environmental aspects of its activity, including the provisions of planning and construction laws. As part of the application of planning and construction regulations, OPC's power plants and projects under construction are subject to environmental regulations set out in master plans and construction permits.

Business licensing

The active power plants operate in accordance with several business licenses which are in force in accordance with the Business Licensing Order (Businesses Requiring Licenses), 2013, and pursuant to the conditions accompanying the licenses, which are revised or renewed from time to time. These are intended to regulate the activities of the power plant, among other things, to mitigate and prevent environmental risks and hazards. When constructing on-site electricity generation facilities, the business licenses of the consumers may require amendment or an additional business license to be issued for this purpose.

Integrated environmental regulation

In September 2024, the Environmental Protection Law (Increasing the Efficiency of Environmental Licensing Procedures) (Legislative Amendments), 2024, came into force, as part of which indirect amendments were made to the Clean Air Law, the Hazardous Substances Law, the Environmental Protection Law (Supervisory and Enforcement Powers), 2011, the Administrative Affairs Court Law, 2000, and the Center for Collection of Penalties, Fees and Expenses Law, 1995. The law prescribes a unified environmental permit arrangement that supersedes the need to obtain several types of permits for the activity of plants and businesses, which have the potential to cause hazards and risks to public health and the environment, and includes conditions that regulate all the effects of the occupation requiring the permit on the public and the environment (air pollution, wastewater, nuisance and hazards, etc.).

United States

The electricity market in the United States has both Federal oversight (wholesale sales of electricity and inter-state transmission) and State oversight (retail sales of electricity and provision of distribution service to end users). The major players in the U.S. electricity sector are RTO, FERC, and ISO, electricity producers (which are, in general, private entities) and electric utility companies and electricity distribution companies operating on behalf of the different consumers (such as private and commercial consumers). The primary federal regulator is the Federal Energy Regulatory Commission (FERC), alongside separate state-level Public Service Commission’s exercising oversight in their respective states. The wholesale electric marketplace in the United States operates within the framework of several FERC-approved regional or state market operators, including RTO or ISO. RTO/ISOs are responsible for the day-to-day operation of the transmission system, the administration of the wholesale markets in the regions in which they operate, and for the long-term transmission planning and resource adequacy functions.

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

The PJM is supervised by and receives authority from the FERC and is financed by payments from participants in the market. PJM collects payments for capacity, electricity, transmission, accompanying services and other services required for operation of the electricity system from utilities and electric distribution companies acting on behalf of consumers (households, commerce and industry), and distributes the payments to the generators and transmitters, by means of a variety of market mechanisms, including purchase of capacity (Forward Capacity Market) and an electricity acquisition mechanism in the Day-Ahead and Real-Time markets. In general, the capacity price is determined in an annual auction for operations over one year three years in advance and is guaranteed without reference to the actual amount of electricity generated. For the supply year starting 2023/2024, the capacity auction on the PJM was postponed due to FERC’s procedure for assessing the fairness and reasonableness of the methodology and inputs used to determine the auction prices in PJM’s reserves capacity tender. The capacity auctions for 2023/2024 took place in June 2022; they are expected to be held every six months until the normal timelines for three-year forward tenders is renewed. Subsequently, the auction are expected to continue as stated above. Payments for electricity are made for actual electricity generation and are determined on the basis of the marginal price in the market. A capacity auction for 2024/2025 was held in December 2022, and its results were published in February 2023. In July 2024, the results of auctions for capacity prices in PJM were published, with a significant increase in the prices to approximately $270 per megawatt per day for the 2025/2026 period. CPV believes, the increase is mainly due to an increase in demand forecast, an increase in required reserve margin and a decrease in overall supply due to change in generation resource capability calculated by PJM to include their effective load carrying capability supply shortage. In September 2024, complaints were filed with the FERC in order to make certain changes in the upcoming capacity auction in the PJM market. In response, PJM proposed an up to six-month postponement of the tender that was originally scheduled for December 2024 in order to make changes, including, among others, inclusion of about 2GW of RMR (Reliability Must Run units) as part of the offer. In addition, PJM is considering an update of the manner of determining the demand curve. CPV believes that if such changes in capacity auctions are accepted and approved by the FERC, the fluctuations in the capacity tariffs should be moderated.  In February 2025, FERC approved PJM’s proposed modifications to the capacity market framework which were intended to reduce the volatility of pricing between the auctions. The revisions include (i) the continued use of the gas turbine as the index for the demand curve, (ii) the inclusion of Reliability Must Run units—resources scheduled to retire that are retained for reliability purposes—into the capacity market auctions as generic supply, (iii) setting of a uniform penalty rate for under-performance across all generation resources, (iv) increased flexibility in offer submissions and (vi) elimination of the automatic must-offer exemptions for certain resource classes.

In addition, PJM has proposed to set a price collar with upper and lower bounds of $325/MW-day and $175/MW-day, respectively, for the next two capacity auctions.  Currently, PJM's price collar proposal is subject to FERC’s approval and there is no certainty as to its approval or its final conditions if approved.

Subject to any further schedule changes, the next PJM capacity auction for the 2026/2027 capacity year is scheduled for July 2025 and the capacity auction for the 2027/2028 capacity year is scheduled for December 2025.

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

CPV has indicated its view that the outcomes of interconnection analysis have caused delays in the development of certain projects in the PJM market, depending, among other things, on the costs of the required grid upgrades, and on how far they are in the interconnection process. The Maple Hill and Three Rivers projects are not expected to be impacted by the reform.

In February 2025, FERC approved PJM’s Reliability Resource Initiative (RRI) which aims to address anticipated capacity shortfalls by accelerating the interconnection of up to 50 generating projects that meet certain criteria. Qualifying projects will be advanced into the next interconnection cycle, Transition Cycle #2, which enables such projects to potentially connect up to approximately 14 months earlier. PJM has indicated that project selection under the RRI will employ a weighted scoring system focusing on project size, capacity value, and commercial operation date viability, and that the review for these projects is expected to conclude in the second quarter of 2025. Projects selected for RRI will be required to adhere to critical path construction schedules and participate in PJM’s capacity auctions for a minimum commitment period of ten years upon achieved commercial operation.  CPV intends to submit an application (including required collateral) for its Oregon Project (currently a project under development) to be included under this accelerated interconnection process.

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

ERCOT

The CPV Group’s Basin Ranch Low Carbon Project (which is currently in an advanced stage of development is expected to operate in the ERCOT market (to the extent executed and completed) .ERCOT manages the flow of electrical power to more than 27 million customers in the state of Texas, representing approximately 90% of Texas’ electrical load. ERCOT schedules power on an electric grid that connects more than 54,100 miles of transmission lines and 1,250 generation units, including private use networks. ERCOT operates as an energy-only market with real-time, day-ahead, and ancillary service markets, and also performs financial settlement for the competitive wholesale bulk-power market and administers retail switching for 8 million premises in competitive choice areas. ERCOT is governed by a board of directors, subject to oversight from the Public Utility Commission of Texas and the Texas legislature, its members include consumers, cooperatives, generators, power marketers, retail electric providers, investor-owned electric utilities (transmission and distribution providers) and municipal-owned electric utilities.

Regulation permits/licenses

In general, CPV’s facilities and operations are regulated under a variety of federal and state laws and regulations. For example, the construction and operation of CPV’s natural gas-fired power plants are subject to permitting and emission limitations pursuant to the CAA and related state laws and regulations that implement the CAA, which laws and regulations and may be stricter than the provisions of the federal CAA depending on the state in which a plant is located. The CPV Group is required to hold major source permits (mostly issued by the environmental protection agencies in each state) before the commencement of the construction of such power plants. Depending on air quality in a certain region and its being in line with air quality standards, CPV may be required to obtain emission reduction credit in order to offset potential emissions of each power plant (as it’s the case in connection with natural gas-fired power plants that were or will be built by the CPV Group in New York, Connecticut and Illinois). Furthermore, the CPV project companies are generally required to obtain Title V operating permits in order to operate these plants. Such permits will incorporate regulatory standards that apply to air-polluting emissions for natural gas-fired power plants and relevant conditions that are to be met under the building permits issued for such plants. Those standards include technology-based pollution control limitations, and also include restrictions on allowed emissions of SO2 and/or NOx on an annual basis or on the basis of “ozone” season for offsetting annual or ozone season emission, pursuant to the Federal Acid Rain Regulations (which applies in all states to annual SO2 emissions from fossil-to-fuel fired power plants) and the Cross-State Air Pollution Rule. Most of CPV’s natural gas-fired power plants are subject to the Cross State Air Pollution Rule, which requires certain state in the eastern half the United States (“upwind” states) to improve air quality by reducing NOx and/or SO2 emissions of power plants that cross state lines and contribute to smog and soot pollution in the downwind states. In 2015, the United States Environmental Protection Agency (“EPA”) revised its ozone gas standards and states were required to submit state implementation plans by 2018 to comply with the new, more stringent standards. In February 2023, EPA disapproved of 21 states’ submissions; each of these states had proposed taking no action to revise their existing plans. On March 15, 2023, EPA issued a federal implementation plan, called the “Good Neighbor Plan,” covering 23 states which would impose requirements on fossil fuel-fired plants and industrial sources. The Good Neighbor Plan establishes an allowance-based NOx emissions trading program for power plants in order to ensure that emissions from upwind states do not interfere with downwind states’ ability to achieve and maintain compliance with the 2015 ozone national ambient air quality standard. There have been numerous lawsuits filed challenging the Good Neighbor Plan and related EPA actions and after the Supreme Court stayed implementation of the rule for those stages which had sought such a stay, on November 6, 2024, the EPA issued an interim final rule staying enforcement of the Good Neighbor Plan with respect to all sources covered by the Good Neighbor Plan, not just those who were subject to prior judicial stays.

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

For example, CPV’s natural gas-fired power plants in Connecticut, New York, New Jersey and Maryland are subject to the RGGI, which requires CPV’s natural gas-fired plants to obtain, either through auctions or trading, greenhouse gas emission allowances to offset each facility’s emission of CO2. In its Title V application process, Valley was required to address New York legislation on such matters. Under the RGGI, an independent market monitor provides oversight of the auctions for CO2 allowances, as well as activity on the secondary market, to ensure integrity of, and confidence in, the market. In 2024, the minimum price that carbon dioxide allowances could be sold for was $2.62 per allowance. A legal proceeding is outstanding in the state of Pennsylvania regarding whether the sale of carbon dioxide allowances pursuant to Pennsylvania’s carbon cap and trade budget program is an authorized “fee” or a “tax” that can only be imposed by the state legislature. On November 1, 2023 a Pennsylvania court ruled that the RGGI constitutes a tax that requires legislative processes in order to enter into effect. This decision cancels the Pennsylvania governor’s plan to impose RGGI by means of an administrative decision. The governor has appealed this ruling, and that appeal remains pending. Should RGGI be imposed and the court of Pennsylvania decide that the regulation applies, the power plants operating in Pennsylvania (including the Fairview power plant) would be required to purchase carbon dioxide allowances, as is the case for the Valley, Maryland, Shore, and Towantic power plants. The cost of acquiring the allowances in Pennsylvania is estimated at approximately $10 million per year (the CPV Group’s share), however, the CPV Group believes that the cost may result in an increase in electricity prices across PJM which potentially could at least partially offset the cost of purchasing the allowances. On March 13, 2024, the Pennsylvania governor proposed legislation, which if passed, would impose a RGGI-like carbon pricing.

In April 2024 the U.S. EPA published final rules setting standards for greenhouse gases emissions’ regulations in the framework of the CAA from existing coal-fired plants and new natural gas plants.  Pursuant to the new rules, up to January 1, 2032, a reduction of emissions will be required at a carbon capture rate of 90% for coal-fired generation facilities that are expected to operate after 2039 and new baseload natural gas-fired generation facilities (that were not under construction as of May 2023). Less stringent requirements were provided for, among other things, existing coal-fired generation facilities that integrate natural gas fired generation that are expected to discontinue their operations prior to 2039. For new gas turbines, the regulations require that full baseload (as defined) generation through use of natural gas combustion will be executed with maximum utilization of efficient technologies in order to limit emissions to no more than 800 lbs. CO2/MWh-gross until January 1, 2032 and thereafter a reduction to 100 lbs. CO2/MWh-gross via 90% carbon capture or co-firing with hydrogen. Efficiency requirements and reduced emission restrictions were provided with respect to gas turbines that generate at a partial baseload or a low baseload. The various states have two years to develop compliance plans for the existing coal plants but compliance for new natural gas plants (the construction of which started after 2023) is immediate. In July 2024, the U.S. Appeals Court rejected a request for an injunctive order filed by several state attorneys general with respect to the new regulations, which is intended to stay their enforcement. In October 2024, the U.S. Supreme Court rejected a request to delay implementation of these regulations, whereby they will remain in effect so long as the court proceedings (deliberations) are ongoing.  However, President Trump has issued an executive order for all federal agencies, including the EPA, to review and identify existing regulations and policies that unduly burden domestic energy resources and develop and begin implementing plans to expeditiously suspend, revise or rescind the identified regulations and policies and therefore it is possible that the EPA could rescind and/or revise this rule.

To the extent this regulation is implemented in the manner it was published, the development portfolio of the CPV Group, which includes wind energy and solar projects and Low Carbon Projects is expected to benefit due to such regulation. In addition, in the estimation of the CPV Group its active natural gas powered power plants are expected to have a competitive advantage under such regulation in light of their high level of efficiency along with entry barriers associated with the construction of new natural gas powered power plants.

CPV’s natural gas-fired projects are also subject to regulation under the federal Clean Water Act (the “CWA”) and related state laws in connection with any discharges of wastewater and storm water from its facilities. The CWA prohibits the discharge of pollutants into waters of the United States except pursuant to appropriate permits, including wastewater and stormwater permits under the National Pollutant Discharge Elimination System. The discharge of wastewater into public water sources may be subject to federal standards (depending on the source of the wastewater). For discharges from a facility that are directed to a publicly owned treatment works, the main regulator that regulates such discharges is, generally, a municipal authority that operates system for treating the wastewater.

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

CERCLA, together with other state laws, stipulate that the current or previous owners, that operated facilities in which hazardous substances were discharged to the environment, or which transported waste containing hazardous substances to third parties’ waste sites, might be held liable by the United States government, state agencies or private entities, in respect of response costs borne by such entities to investigate and treat pollution in these sites, or that might be subject to orders to investigate and treat such pollution as issued by the EPA or state agencies (under state regulations). Parties that were found liable under the CERCLA might also be found liable to damages caused to natural resources as a result of discharge of waste as stated above. Generally, parties that were found liable under the CERCLA and similar state laws are not covered by the defense claim whereby they acted in accordance with the applicable law. Furthermore, the liability generally applies “jointly and severally”; that is to say, the liable party may be liable to a share of the response costs amount that is larger than its share in the disposal of waste in the relevant site.

The sites and operation of CPV’s renewable power projects are subject to a variety of federal environmental laws, including with respect to protection of threatened and endangered plant and animal species, such as the Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. These laws and their state and local equivalents provide for significant civil and criminal penalties for unpermitted activities that result in harm to or harassment of certain protected animals and plants, including damage to their habitats. The CPV Group’s operations in areas where there are threatened or endangered species, or in areas where there are critical natural habitats, may require certain permits or be subject to harsh restrictions or requirements to take protective measures in connection with these species. The CPV Group may also be prevented from developing projects in these areas. Furthermore, the CPV Group’s natural gas-fired projects are also subject to the above laws although to a lesser extent than wind and solar.

Projects that were awarded federal funding, or which are required to obtain a federal permit or other discretionary permit (except for a number of exceptions) are subject to the National Environmental Protection Act (“NEPA”), that requires federal agencies to assess the potential environmental impact of those permits and approvals. For example, if, due to the project’s impact on the ‘Waters of the U.S.’, it is required to hold an ‘Individual Section 404 Permit’ issued by the United States Army Corps of Engineers (the “ACOE”), which permits such an impact, then the project will be required to undergo an environmental impact survey under NEPA. The environmental impact survey might cause significant delays in the project’s development, depending on the project’s potential environmental impact. If a project is required to obtain federal approval, it will also be subject to the National Historic Preservation Act, which requires federal agencies to consider the effects of federal projects on significant historic, cultural and archaeological resources. The CPV Group’s project companies may be subject to other federal permits, licensing arrangements, approvals and other requirements by other federal agencies under various legislation, including the Advisory Council on Historic Preservation; the ACOE referred to above (in connection with the ‘Waters of the U.S.’); the United States Fish and Wildlife Service in connection with potential effects on endangered species, migratory birds, certain species of eagle, and natural habitats that are critical for those animals; and the Federal Bureau of Land Management, in connection with projects that require the use of federal land managed by the federal government. Local or state regulations (including dedicated regulations requiring entities to obtain conditional or special use permits for the purpose of building a project), including, for example, the New York Accelerated Renewable Energy and Community Benefit Act (that applies to large-scale renewable energy projects in New York), may require a similar consultation with state agencies and/or conducting environmental impact surveys in accordance with state laws.

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

Permits/licenses required in connection with operational projects

As part of its activities, CPV is required to obtain and hold permits due to various federal, state and local legislation and regulations relating to power plant operations and environmental protection. Such permits are required both due to the activities of the power plants involving generation therein based on natural gas and the impact of the generation process on the air and water in the area of the facilities, as well as a result of construction of the renewable energy facilities (wind farms and solar fields) that could constitute environmental hazards and have a harmful impact on the area in which they are located. The main required permits/licenses (without distinction between different requirements of the various jurisdictions in which the power plants / facilities are located):

•
CPV is required to hold permits in order to operate and/or construct the power plants, the purpose of which is prevention or reduction of air pollution. The power plants may also be required to hold permits for flowing water, waste water and other waste into the local sewer systems or into other water sources in the United States.

•
Due to the height and location of the exhaust stacks and other components of the generation facilities, which could endanger the air traffic, the power plants are required to hold a permit for construction of the stacks and additional components in the generation facilities. This permit is issued by the Federal Aviation Authority (FAA).

•
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

•	State and local permits for renewable energy facilities (the permit’s requirements depend on the state in which the project is built and its location within the state).

All of CPV’s active plants, as well as the plant under construction, hold relevant valid permits for their operational and/or construction activities. With respect to Valley, it commenced operations in January 2018 under a combined Air State Facility and a pre-construction Prevention of Significant Deterioration permit (together, the “ASF Permit”), among other permits and approvals. Valley subsequently filed its Title V Air Permit Application on August 24, 2018, (which is required to replace the ASF Permit) and continued operations under the automatic permit extension provision in the State Administrative Procedure Act, which also extends the ASF Permit. On January 17, 2025, NYSDEC issued a Notice of Complete Application (NOCA) for Valley’s Title V Permit application along with a draft Title V Permit. Following such notice, the remaining administrative permitting process includes: (1) a mandatory written comment period; (2) public hearing; (3) NYSDEC’s determination as to whether any public comments raise “substantive and significant” issues (defined in the Uniform Procedures Act) requiring an adjudicatory hearing; (4) technical review of the draft permit for compliance with all applicable state and federal emissions standards; and (5) review by the EPA.  The overall period of this process can reach approximately 18 months (subject to any potential extensions). The public hearing stage has been conducted.

Subject to completing the remaining administrative processing steps, NYSDEC is expected to perform one of three actions with respect to the CPV Group’s Title V application: (1) Approve the application and issue the Title V Permit; (2) Approve the application while adding additional conditions to the Permit; or (3) Deny the application. If the NYSDEC takes alternative (2) or (3), Valley is eligible to submit an administrative appeal on NYSDEC’s decision. If the appeal is submitted within the set timeframe, the relevant directives to the SAPA (401) is expected continue to apply and allow Valley to operate until the completion of the administrative process and determination in the administrative appeal. If an adverse decision is made after the administrative appeals process, Valley may appeal NYSDEC’s final decision to the New York Supreme Court. In such scenario, New York State law allows Valley to seek the court for an order allowing to continue its operation under Section 401 of the SAPA during the pendency of the court proceedings.

Valley can continue to operate under the ASF Permit until a final determination (after exhausting an appeal in case of rejection) is made regarding the Title V permit. Until the Title V permit is issued (if issued), the terms of the future financing agreements of Valley may be adversely affected.

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

On January 21, 2025, President Trump issued an executive order pausing federal permitting, approvals and federal loans for all onshore and offshore wind projects while the Department of Interior performs an assessment of federal wind leasing and permitting practices.

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

The CPV Group is of the opinion that in its current framework, the IRA is having a positive effect on renewable energy projects, including Backbone, and Rogue’s Wind; among other things, the IRA increased the tax credit amounts receivable compared to the amounts that were receivable prior to its enactment. Under the current framework of the IRA, some of the CPV Group’s renewable energy projects are eligible to higher tax credit rates due to their location (for instance, in the sites of closed coal mines), including in the Maple Hill, Backbone, and Rogue’s Wind projects. The CPV Group is analyzing the impact of the IRA on Backbone and Rogue’s Wind, and the economic benefits that will arise from opting for ITC or PTC in respect of the project, as well as the project’s eligibility for an additional tax credit. The CPV Group opted for an ITC for Maple Hill and Backbone at the rate of 40% in 2023 and opted for a PTC for Stagecoach and expects to opt for a ITC for Rogue’s Wind and opted for a PTC for Stagecoach.  In addition, the option of selling the tax credits is expected to increase CPV Group’s capability to realize some of the value of its renewable energy projects’ tax credits, and to improve the terms of investment.

Notwithstanding the foregoing, there is uncertainty regarding how the Trump administration’s policies may affect the IRA and its intended benefits. President's Trump statements regarding the energy policy in the U.S., has led to various expectations and uncertainties with respect to possible changes in the IRA legislation, while, to the best knowledge of the CPV Group, the utilized the tax credits available under the IRA currently remain unchanged. However, the CPV Group has indicated that it believes, based in part on market expert assessments, that the strong growth in demand for green energy is driven by market forces and that the positive impacts of the IRA legislation on the labor market in many Republican states will mitigate the potential scenario of any adverse changes to the tax benefits.

Other Relevant Legislation

In November 2021, the U.S. Congress approved a bipartisan infrastructure law, signed by the President of the U.S. (the “Infrastructure Act”). The Infrastructure Act is the first part of legislation (which includes two parts) addressing many sectors of the U.S. economy, including transportation, construction, and energy. A significant part of the Infrastructure Act addresses the expansion of transmission infrastructure, research and development of technologies, including carbon capture and use of hydrogen, reinforcement of the grid, and energy efficiency. However, there are several provisions within the legislation that provide funding opportunities through the Department of Energy to support the development of zero and low emitting generation projects. A second piece of relevant legislation, known as the Build Back Better (“BBB”) Act from an energy perspective focuses on tax incentives to support numerous zero and low carbon technologies. The BBB Act bill (the “BBB Act”) that passed the House of Representatives in November of 2021 was passed largely along a party line vote (one democrat and all republicans voting against) included refundable production and investment tax credits for the expansion of renewable energy production facilities, carbon capture technologies and hydrogen investments. The BBB Act remains in negotiations in the U.S. Senate. There is uncertainty regarding the enactment of the BBB Act as a singular piece of legislation or whether it can be passed at least in part incrementally through smaller limited scope standalone bills. If the energy provisions of the BBB Act are passed in separate bills, such legislation may have a significant effect on electricity demand by promoting low-carbon transport and a low-carbon economy while raising standards for electricity generation using clean energy.

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

In April 2021, Kenon’s subsidiary Quantum entered into a Sale Agreement with the Majority Qoros Shareholder to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $214 million) and Baoneng Group provided a guarantee of the Majority Qoros Shareholder’s obligations under the Sale Agreement. The Majority Qoros Shareholder had not made any of the required payments under the Sale Agreement, and in the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Qoros Shareholder and Baoneng Group with CIETAC. In February 2024, CIETAC issued a final award, not subject to any conditions, in favor of Quantum. The tribunal ruled that the Majority Qoros Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $260 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $233 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. In July 2024, Baoneng Group filed a Set Aside Application with the Beijing Court to set aside the CIETAC Award. In November 2024, the Beijing Court issued a decision dismissing the Set Aside Application, and such decision is final and is not subject to appeal in accordance with the laws of the People’s Republic of China.

In connection with this arbitration, Kenon has obtained a court order freezing assets of Baoneng Group, primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses; such assets are also subject to freezing orders by other creditors and the orders obtained by Kenon are at various rankings as among creditors. As the Majority Qoros Shareholder and Baoneng Group failed to uphold their payment obligations under the CIETAC Award, Kenon has initiated enforcement proceedings before the Shanghai Court to enforce the CIETAC Award. The enforcement proceedings are currently ongoing.

In connection with its initial investment in Qoros, the Majority Qoros Shareholder had agreed to assume Quantum’s obligations relating to Quantum’s pledge of its remaining shares in Qoros. In lieu of assuming such pledge obligations, Baoneng Group provided a guarantee to Kenon in respect of a number of matters, including an obligation for Baoneng Group to reimburse Kenon in the event that Quantum’s shares are foreclosed upon and obligation for Baoneng Group to deposit into escrow amounts sufficient to protect Kenon against losses in the event of a foreclosure over Quantum’s shares in Qoros by having amounts available to repay any defaulted amounts. Baoneng Group failed to comply with the obligations of the guarantee and as a result, in November 2021, Kenon filed a claim for specific performance against Baoneng Group at the Shenzhen Intermediate People’s Court relating to the breaches of the guarantee agreement by Baoneng Group; the case was transferred to the Supreme People’s Court for trial. The Supreme People’s Court upheld Kenon’s claim for specific performance against Baoneng Group, ordering Baoneng Group to open an escrow account on behalf of Kenon and to deposit approximately RMB 1.4 billion (approximately $192 million) into the escrow account (the “Guarantee Award”).

In connection with the Guarantee Award (and in addition to the asset freeze order obtained in connection with the CIETAC Award), Kenon has obtained a court order freezing assets of Baoneng Group, primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses; such assets are also subject to freezing orders by other creditors and the orders obtained by Kenon are at various rankings as among creditors. As Baoneng Group had failed to uphold its obligations under the Guarantee Award, and Kenon initiated enforcement proceedings before the Shanghai Court to enforce this award. The enforcement proceedings are currently ongoing. There is no assurance as to the outcome of these proceedings. There is also no assurance that Baoneng Group will pay or has the ability to pay the judgements against it in our favor. The Court has directed the parties to engage in discussions.

See further details about the claim in “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to the enforcement and/or collection of the arbitration award and guarantee award in our favor.”

We understand that Qoros has been in default under certain loan facilities for a number of years, including its RMB 1.2 billion loan facility, which is secured by, among other collateral, all of Kenon’s shares in Qoros. The lenders under Qoros’ RMB 1.2 billion loan facility have obtained a court order in respect of a payment default by Qoros, pursuant to which the lenders may take steps to enforce pledges over Qoros’ assets and other security for the loan including the shares in Qoros pledged by its shareholders to secure the loan, including Quantum’s pledge of its 12% interest in Qoros. Baoneng Group filed an appeal against this court order with the Beijing High Court, which was subsequently dismissed in July 2024.  We have become aware that various banks have brought proceedings to foreclose on the pledged assets in respect of certain of Qoros’ defaulted loans, which may result in the foreclosure of our Qoros shares.  Accordingly, we face risks in connection with any enforcement by the lenders and the impact thereof.

There is no assurance as to the collection of the arbitration award and the outcome of legal proceedings described above or any value Kenon may realize in respect of its remaining shares in Qoros. Since April 2020, Kenon no longer accounts for Qoros pursuant to the equity method of accounting and in 2021, Kenon wrote down the value of Qoros to zero. See “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to the enforcement and/or collection of the arbitration award and guarantee award in our favor.”

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

For further details, see “Item 3.D—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to the enforcement and/or collection of the arbitration award and guarantee award in our favor.”

Claim Relating to the Inkia Business, which Kenon sold in 2017

In November 2017, Kenon, through its subsidiaries Inkia and IC Power Distribution Holdings Pte. Ltd. (“ICPDH”), entered into a share purchase agreement to sell all of their interests in power generation and distribution companies in Latin America and the Caribbean (the “Inkia Business”).

Set forth below is a description of the investment treaty claim that is being pursued by Kenon and a subsidiary in connection with the Inkia Business.

Bilateral Investment Treaty Claim Relating to Peru

In June 2017 and November 2018, IC Power and Kenon respectively sent Notices of Dispute to the Republic of Peru under the Free Trade Agreement between Singapore and the Republic of Peru (the “FTA”), relating to two disputes described below, based on events that occurred while Kenon, through IC Power, owned and operated their Peruvian subsidiaries Kallpa and Samay I, later sold as part of the Inkia sale. The first concerned Secondary Frequency Regulation and the second concerned the use of the secondary and complementary transmission systems (“Transmission Tolls”). The claims are described in detail in prior disclosures.

On June 12, 2019, IC Power and Kenon filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) against Peru alleged breaches of the FTA.  On October 4, 2023, an arbitration tribunal constituted by ICSID delivered a final award (the “Award”).  The parties each submitted requests to rectify and/or clarify aspects of the Award pursuant to Article 49 of the ICSID Convention. On May 3, 2024, the arbitration tribunal issued its Decision on the Requests for Rectification and Clarification, which supplemented and became part of the Award. In its Award, the arbitration tribunal concluded that Peru's resolution relating to secondary frequency regulation breached Peru's obligations under Article 10.5 of the FTA. The tribunal dismissed the claim relating to Transmission Tolls. Pursuant to the Award, Peru has been ordered to pay Kenon and IC Power a total of $110.7 million in damages together with $5.1 million in fees and costs and pre-award and post-award interest. In accordance with the Award, pre-award interest is payable on the damages awarded from November 24, 2017 to the date of the Award at Peru’s cost of debt, which is calculated to be at a rate of 6.91% per annum, compounding annually. Post-award interest is payable from the date of the Award at the same rate. As of March 31, 2025, pre- and post-award interest on the Award is in excess of $70 million. Interest will continue to accrue until the Award is paid.

On November 14, 2023, Kenon and IC Power filed an action in the U.S. District Court for the District of Columbia seeking recognition of and the entry of judgment on the Award in the United States. On August 22, 2024, ICSID provided Kenon and IC Power with Peru’s application for the partial annulment of the ICSID Award (the “ICSID Annulment Application”). On October 18, 2024, ICSID appointed an ad hoc committee to decide the ICSID Annulment Application. The hearing on partial annulment is scheduled for December 10 and 11, 2025. With its ICSID Annulment Application, Peru requested a stay on the enforcement of the Award. Enforcement of the Award shall be stayed until the annulment proceeding has concluded.

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

In the event that Kenon or IC Power receives proceeds in connection with the Award or settlement thereof, the capital provider will be entitled to be repaid the amount committed by the capital provider and to receive a portion of the claim proceeds, including interest.  The capital provider will be entitled to be repaid the amount committed by the capital provider (which to date has equaled $12 million) and to receive up to approximately 55% of the net claim proceeds, subject to the terms of the agreement among Kenon, IC Power and the capital provider. As of March 31, 2025, Kenon estimates that its share of the Award, including interest and net of arbitration costs, would be approximately $80 million, subject to tax.

C.	Organizational Structure

The chart below represents a summary of our organizational structure, excluding intermediate holding companies, as of December 31, 2024. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4.B Business Overview.”

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

This section should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, for the years ended December 31, 2024, 2023 and 2022, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

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

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations primarily comprise the financial results of each of its businesses. The following table sets forth the method of accounting for our businesses for each of the two years ended December 31, 2024 and our ownership percentage as of December 31, 2024:

	Ownership Percentage	Treatment in Consolidated Financial Statements
OPC	54.5%	Consolidated

ZIM[1]	0.0%	Profit/(loss) from divestment of ZIM

1.	Kenon owned 20.7% of ZIM’s shares as of December 31, 2023, which was reduced to 0% as of December 31, 2024.

The results of ZIM are included in Kenon’s statements of profit and loss as profit/(loss) from divestment of ZIM, for the years set forth below, except as otherwise indicated.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2024
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	625	126	—	—	751
Cost of sales (excluding depreciation and amortization)	446	76	—	—	522
Depreciation and amortization	(70)	(23)	—	—	(93)
Financing income	17	6	—	24	47
Financing expenses	(76)	(29)	—	(10)	(115)
Share in profit of associated companies	—	45	—	—	45
Profit / (Loss) before taxes	(14)	104	—	3	93
Income tax (expense)/benefit	(15)	(22)	—	(4)	(41)
(Loss) / Profit from continuing operations	(29)	82	—	(1)	52
Profit for the year from divestment of ZIM	—	—	581	—	581
(Loss) / Profit for the year	(29)	82	581	(1)	633
Segment assets(2)	1,585	266	—	903	2,754
Investments in associated companies	—	1,459	—	—	1,459
Segment liabilities	1,350	198	—	4	1,552

(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

	Year Ended December 31, 2023
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	619	73	—	—	692
Cost of sales (excluding depreciation and amortization)	453	41	—	—	494
Depreciation and amortization	(66)	(25)	—	—	(91)
Financing income	6	6	—	27	39
Financing expenses	(48)	(17)	—	(1)	(66)
Share in profit / (loss) of associated companies	—	66	—	—	66
Profit / (Loss) before taxes	49	17	—	15	81
Income tax (expense)/benefit	(14)	(5)	—	(6)	(25)
Profit from continuing operations	35	12	—	9	56
Loss for the year from divestment of ZIM	—	—	(267)	—	(267)
Profit / (Loss) for the year	35	12	(267)	9	(211)
Segment assets(2)	1,673	1,103	—	629	3,405
Investments in associated companies	—	703	—	—	703
Segment liabilities	1,423	610	—	5	2,038

(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

OPC

The following table sets forth summary financial information for OPC (including CPV) for the years ended December 31, 2024 and 2023:

	2024	2023
Revenue	751	692
Cost of Sales (excluding depreciation and amortization)	(522)	(494)
Net Profit	53	47
Adjusted EBITDA including proportionate share of adjusted EBITDA of associated companies(1)	332	304
Total Debt(2)	1,267	1,530
______________________________

(1)
OPC’s EBITDA including proportionate share of adjusted EBITDA of associated companies is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net and income tax expense. OPC’s Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies is defined as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net, income tax expense, changes in net expenses, not in the ordinary course of business, other income/(expenses) and share of changes in fair value of derivative financial instruments.

(2)
Includes short-term and long-term debt.  The following table sets forth a reconciliation of OPC’s net profit/(loss) to its Adjusted EBITDA after proportionate consolidation is for the periods presented. Other companies may calculate such a measure differently, and therefore this presentation of Adjusted EBITDA after proportionate consolidation is may not be comparable to other similarly titled measures used by other companies:

	2024	2023
Net profit/(loss) for the period	53	47
Depreciation and amortization	93	91
Financing expenses, net	82	53
Share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net	121	91
Income tax expense/(benefit)	37	19
EBITDA including proportionate share of adjusted EBITDA of associated companies	386	301
Elimination of the share in income of associated companies
Changes in net expenses, not in the ordinary course of business (1) (2)	(54)	5
Share of changes in fair value of derivative financial instruments	—	(2)
Adjusted EBITDA including proportionate share of adjusted EBITDA of associated companies	332	304

(1)
At the Shore power plant – gas transmission costs (approximately NIS 22 million in 2024) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the Adjusted EBITDA.

(2)
The increase in the holdings in the Shore and Maryland power plants in the fourth quarter of 2024 did not have a significant impact on the results of the Energy Transition segment in the United States in 2024.

Qoros

In April 2020, we reduced our interest in Qoros to 12%. Since that date, we no longer account for Qoros pursuant to the equity method of accounting. In 2021, we wrote down the value of Qoros to zero.

We entered into an agreement to sell our remaining interest in Qoros to the Majority Qoros Shareholder and Baoneng Group has provided a guarantee of the Majority Qoros Shareholder’s obligations under the Sale Agreement.  The Majority Qoros Shareholder had not made any of the required payments under the Sale Agreement, and Quantum initiated arbitral proceedings. The arbitration tribunal ruled that the Majority Qoros Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $260 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $233 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. We have also pursued arbitration and litigation against Baoneng Group and arbitration and court awards have been made in our favor.  We are currently in proceedings seeking to enforce these awards. There is no assurance as to the outcome of these proceedings. There is also no assurance that Baoneng Group will pay or has the ability to pay the judgements against it in our favor. The Court has directed the parties to engage in discussions.

 See “Item 4.B. Business Overview—Qoros” and “Item 3.D Risks Factors—Risks Related to Our Strategy and Operations—We face risks in relation to our remaining 12% interest in Qoros, including risks relating to the enforcement and/or collection of the arbitration award and guarantee award in our favor.”

ZIM

ZIM’s results of operations for the years ended December 31, 2024 and 2023 are reflected in Kenon’s profit/(loss) from divestment of ZIM. As of January 1, 2024, we held a 20.7% interest in ZIM.  During 2024, we sold our entire interest in ZIM and as a result, as of December 31 2024, we no longer held any shares in ZIM.

Material Factors Affecting Results of Operations

OPC

Set forth below is a discussion of the material factors affecting the results of operations of OPC for the periods under review.

Activities in Israel

EA Tariffs

In Israel, sales by IPPs are generally made on the basis of PPAs for the sale of energy to customers, with prices predominantly linked to the tariff issued by the EA and denominated in NIS. Changes in the electricity generation tariff have material effect on OPC’s results of operations.

The EA operates a “Time of Use” tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day. Within Israel, the price of energy varies by season and demand period. For further information on Israel’s seasonality and the related EA tariffs, see “Item 4.B Business Overview—Our Businesses—OPC’s Business—Industry Overview—Overview of Israeli Electricity Generation Industry.”

The EA’s rates have affected OPC’s revenues and income in the periods under review.

The results of OPC’s activities in Israel are materially impacted by changes in the electricity generation component tariff, such that an increase in the electricity generation component will have a positive impact on OPC’s results, and vice versa. OPC estimates that based on present format for the generation component and on the assumption of a change of 1 Agura per kilowatt hour in the generation component, there would be an impact of about NIS 30 million on the EBITDA in Israel in 2025.

During 2023, there were a number of updates to the electricity tariffs and the average generation component in 2023 was set at NIS 0.3053 per kWh.

On February 1, 2024, an annual update to the tariff for 2024 came into effect for electricity consumers of IEC with generation component updated to NIS 0.3007 per kilowatt hour, a decrease of 1.1% compared with the generation component at the end of 2023 (due to the surplus receipts expected from sale of the Eshkol power plant, which led to a reduction in the generation sector). The surplus receipts from the Eshkol sale was intended to be used to cover expenses incurred during the war, including costs of diesel oil followed by and then to cover non recurring past expenses.

In January 2025, the EA announced a tariff update for 2025 for consumers of electricity from the IEC, with the weighted average generation component updated to NIS 0.2939 per kilowatt hour – a decline of approximately 2.2% in the weighted average generation component. The decline mainly due to the surplus receipts expected from sale of the Eshkol power plant, which led to a reduction in the generation sector. In addition, in respect of the decision on tariff update and pursuant to the decision on designation of the receipts from sale of Eshkol—it was announced that the surplus receipts from the sale will first be used to cover expenses incurred during the War, including costs of diesel oil, with the remaining surplus receipts to be used to cover the non-recurring past expenses.

Commencing from 2023, the EA revised the time of use (“TOU”) demand categories (brackets).  The change of the TOU categories increased the tariffs paid by household consumers and reduce the tariffs paid by TAOZ consumers. The update to the hourly demand brackets, which became effective from January 2023, had a negative impact on OPC’s results from Israel activities and caused a change in the seasonality of our revenues, which resulted in a significant increase in OPC’s results during the summer period at the expense of the other months of the year (particularly the first quarter).

In 2024, the EA published proposals to change tariff structure. The proposals aim to:

•	change the methodology for determining the generation component based on the SMP plus a normative fixed component to be determined by the Israeli Electricity Authority;

•	apply an economic signalling mechanism for pricing external emission costs’ pricing, which will be an integral part of the marginal cost; and

•	apply automatic tariff revision based on changes in metrics.

For more discussion, see “Item 4.B Business Overview—Our Businesses—OPC’s Business—Overview of Israeli Electricity Generation Industry.”

Cost of Sales

OPC’s principal costs of sales are natural gas, transmission, distribution and system services costs, personnel, third-party services and maintenance costs.

Natural Gas

The prices at which Rotem and Hadera purchase their natural gas from their sole natural gas supplier, the Tamar Group, is predominantly indexed to changes in the EA’s generation component tariff, pursuant to the price formula set forth in Rotem’s and Hadera’s supply agreements with the Tamar Group. As a result, increases or decreases in this tariff have a related effect on Rotem’s and Hadera’s cost of sales and margins. Additionally, the natural gas price formula in Rotem’s and Hadera’s supply agreement is subject to a floor price mechanism. In addition, for Hadera, the effect on profit margins depends on the USD/NIS exchange rate fluctuations.

In 2024, the gas price in the Rotem Tamar agreement exceeded the Minimum Price over 11 months in total. For Rotem, the effect of changes in tariff on profit margins depends on the USD/NIS exchange rate fluctuations. In respect of Rotem, according to the annual update of the generation component for 2025, the price of gas is expected to be above the Minimum Price in 2025 (if there will be no changes to the generation component). In 2024, Hadera’s gas price was higher than the minimum price.  In addition, in 2025, if there are no changes to the generation component, the gas price according to the Hadera Agreement is expected to be at the minimum price for a period of six months, after which the gas price is expected to exceed the Minimum Price.  The decrease in the EA generation component (see discussion above) had an impact on OPC’s profits in 2024. For information on the risks associated with the impact of the EA’s generation tariff on OPC’s supply agreements with the Tamar Group, see “Item 3.D Risk Factors—Risks Related to OPC’s Israel Operations—OPC’s profitability depends on the EA’s electricity rates and tariff structure.”

Pursuant to Amended Ordinance, which came into effect as of January 1, 2025, the excise tax rates applicable to various types of fuels, and specifically natural gas in 2025, will increase from NIS 19 to NIS 33 and will continue to increase in a graduated manner until reaching a maximum excise tax of NIS 192 in 2030. The increase in the excise tax on natural gas is expected to increase OPC’s natural gas cost in Israel; OPC has indicated that it believes that this impact will be mitigated by an increase in OPC’s revenues in Israel, if and to the extent there is an increase in the generation component and subject to the expected impact of such an increase on the natural gas price, which is linked to the generation component. The generation component has a material impact on both OPC’s revenues from sale of energy and on its natural gas costs in Israel. OPC is not able to estimate the full impact of the Amended Ordinance on its results. For 2025, OPC has indicated that it estimates that the Amended Ordinance is not expected to have a material impact on its results.

Plant Maintenance

Rotem: the next maintenance is scheduled to be performed in spring 2025, during which the power plant and related energy generation activity will be shut down for an estimated period of 45 days. During the maintenance period, the supply of electricity to the customers of the Rotem power plant will continue as usual, based on the covenants published by the EA and Rotem’s PPA with the IEC. This timetables could change as a result of various factors, among others, the scope of operation of the power plant or revision of the scheduled works with the maintenance contractor or the COVID-19 related delays. The power plant’s activities during maintenance will be suspended, which may adversely affect OPC’s operating results.

Zomet: During 2024, Zomet was temporarily shut down for upgrade and replacement of a component on the power plant’s turbines, which adversely affected Zomet’s results during the period. It is expected that defect investigation and repair process will last approximately 15 months from March 2025.

Gat: During 2024, Gat has undergone unscheduled maintenance work since July 2024, due to a malfunction which had resulted in the power plant’s operations being shut down and which had an adverse effect on its results in the reporting period, including compared to the corresponding period last year. The power plant resumed normal activity in November 2024. See, “—Plant Maintenance” in “Item 4.B Business—OPC’s Description of Operations—Israel.”

Changes in Exchange Rates

Fluctuations in the exchange rates between currencies in which certain of OPC’s agreements are denominated (such as the U.S. Dollar) and the NIS, which is OPC’s functional and reporting currency, will generate either gains or losses on monetary assets and liabilities denominated in such currencies and can therefore affect OPC’s profitability. For example, the price of the natural gas paid in the Hadera and Gat gas supply agreements are denominated in dollars and, therefore, these plants have full exposure to changes in the currency exchange rate, subject to a minimum USD-denominated price. In addition, the price set forth in the Energean Agreements is fully linked to the U.S. Dollar.

In addition, OPC’s activities in Israel are exposed to a change in the exchange rate of the dollar, directly and indirectly, due to the linkage of a significant part of its revenues to the generation tariff (which is impacted, in part, by changes in the exchange rate of the dollar), while on the other hand acquisitions of the natural gas, some of which are linked to the dollar exchange rate and/or are denominated based on the dollar exchange rate, are also linked to the generation tariff (which is impacted in part by changes in the dollar exchange rate) and include dollar floor prices. Therefore, the structure of OPC’s activities in Israel includes a partial natural (intrinsic) hedge—even though a strengthening of the dollar increases the cost of the natural gas purchased by OPC, the structure of the revenues is expected to reduce such exposure significantly. Generally the generation component (which is impacted by various factors) is updated  once a year and is subject to changes, and accordingly timing differences are possible between the impact of a strengthening of the rate of the dollar on the current gas cost and its impact on the revenues and, in turn, on OPC’s gross margin. These timing differences could have a negative effect on OPC’s current profit and cash flows – at least in the short term.

In addition, where the gas price is equal to or lower than the floor price in gas supply agreements with a floor price, OPC is exposed to a larger extent to changes in the dollar/shekel exchange rate and to reductions in the generation component since the natural (built in) protection is fully or partly ineffective, which could have a negative impact on OPC’s profits.

From time to time OPC signs significant construction and maintenance contracts that are denominated in different currencies, particularly the dollar and the euro.

Furthermore, OPC is indirectly influenced by changes in the U.S. Dollar to NIS exchange rate, including as a result of the following factors (i) OPC’s investment in CPV which operates in the US, (ii) any future investments to fund CPV’s existing project backlog and (iii) the IEC electricity tariff being partially linked to increases in fuel prices (mainly coal and gas) that are denominated in U.S. Dollars. In general, OPC believes that a decline in the exchange rate of the U.S. Dollar exchange rate may have a positive effect on OPC’s operating activities, and on the other hand an adverse effect on the investment in OPC’s activities in the U.S. From time to time and based on the business considerations, OPC makes use of currency forwards. Nonetheless, these do not provide full protection from such exposures, and OPC could incur costs due to hedging transactions.

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

Set forth below is data with respect to the NIS:USD currency exchange rate for the years indicated:

Dollar/shekel exchange rate	2024	2023	Change

On December 31	3.647	3.627	0.6%
On September 30	3.710	3.824	(3.0)%
Average January– December	3.699	3.689	0.3%
Average October– December	3.703	3.823	(3.1)%

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

Electricity prices

The following table summarizes the average electricity prices in each of the regions in which the power plants in energy transition activities of the CPV Group are active (the prices are denominated in dollars per MWh)*:

	Year Ended
Region	December 31
(Project)	2024	2023	Change

PJM West (Shore, Maryland)	33.83	33.06	2%
PJM AEP Dayton (Fairview)	30.73	30.81	0%
New York Zone G (Valley)	37.64	33.27	13%
Mass Hub (Towantic)	41.47	36.82	(13)%
PJM ComEd (Three Rivers)	25.55	26.68	(4)%

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

	For the year ended December 31
Power plant	2024	2023

Shore	(6.25)	(8.32)
Maryland	3.59	2.47
Fairview	(2.18)	(1.90)
Valley	(1.00)	(1.41)
Towantic	(2.77)	(3.02)
Three Rivers	(1.01)	(1.18)

In 2024 , there were no significant changes in the electricity prices compared with the corresponding periods last year except with respect to the Towantic and Valley power plants. In the fourth quarter of 2024, there was a significant increase in the electricity prices in the Towantic and Valley power plants compared with the corresponding quarter last year, due to, among other things, an increase in the natural gas prices and an increase in the RGGI price (carbon emission tax) (except Fairview and Three Rivers power plants which are located in areas that are not subject to RGGI).

At the macro level, electricity prices continue to be impacted by supply and demand trends in the activity areas of the CPV Group’s power plants: an increase in the demand for electricity as a result of electrification in the transportation, real estate and industry sectors, and due to the increase in the demand for electricity in the data center sector, as a result of the transition to “cloud” and growth in the AI activities. At the same time, the available generation capacity is continuing to decline as a result of closing of older, inefficient and polluting conventional power plants (mainly coal powered power plants), on the one hand, and the relatively limited supply of new power plants on the other hand.

In the beginning of 2025, in general, a trend similar to the fourth quarter of 2024 has continued with electricity prices remaining high.

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

Set forth below are the average natural gas prices in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	Year Ended
Region	December 31
(Power Plant)	2024	2023	Change
Texas Eastern M-3 (Shore, Valley—70%)	2.07	1.90	9%
Transco Zone 5 North (Maryland)	2.51	2.74	(8)%
Texas Eastern M-2 (Fairview)	1.71	1.63	5%
Dominion South Pt (Valley—30%)	1.67	1.63	2%
Algonquin City Gate (Towantic)	3.03	2.94	3%
Chicago City Gate (Three Rivers)	2.12	2.30	(8)%

*	Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. The actual gas prices of the power plants of the CPV Group could be significantly different.

During 2024, there were no significant changes in the average natural gas prices compared with the corresponding period last year, In the fourth quarter of 2024, the natural gas prices in the U.S. were high compared with the corresponding period last year, due to, among other things, the relatively cold weather that led to high output from natural gas inventories in the U.S and price pressure in the Algonquin region (a region that relies on, among other things, import of liquid gas in order to meet demand) stemming from uncertainty regarding the levels of the gas inventories in Europe. This uncertainty derived from, among other things, the fact that Ukraine and Russia did not renew the natural gas transmission agreements through Ukraine, which caused an imbalance between the demand and the supply capability of natural gas throughout Europe. With respect to the Maryland power plant, which is located in the Transco Zone 5 region, the decline in the natural gas prices stems from operation of a new gas transport pipeline (Mountain Valley Pipeline) that connects the region with a number of additional regions, including the Texas Eastern M2, which have lower natural gas prices. In addition, operation of the pipeline in regions having lower natural gas prices, where in the Valley, Shore and Fairview power plants are also located, led to an increase in demand for natural gas and an increase in the gas prices in these plants. The Towantic power plant experienced a higher pricing of natural gas against the background of the much colder weather in December 2024 compared with 2023.

In the beginning of 2025, in general, the trend of natural gas prices rising has continued, as a result of continued relatively cold weather and high levels of withdrawals from the natural gas inventories in the U.S.

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

Spark Spread ($/MWh) = price of the electricity ($/MWh) +/-Power Basis ($MWh) – [the gas price ($/MMBtu) x Heat Rate (MMBtu/MWh)]

Set forth below are the average Spark Spread for each of the main markets in which the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the
	Year Ended
	December 31
Power Plant	2024	2023	Change
Shore	19.55	19.95	(2)%
Maryland	16.51	14.15	17%
Valley	24.19	20.72	17%
Towantic	21.78	17.71	23%
Fairview	19.62	20.22	(3)%
Three Rivers	11.77	–	0%

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

During 2024 and particularly in the fourth quarter of 2024, compared with the corresponding periods in 2023 there was an increase in the electricity margins (Spark Spread) stemming mainly from an increase in the electricity prices (as described above) in the Valley and Towantic power plants and a decline in the natural gas prices in the Maryland power plant. Regarding the Shore power plant, most of the decline in the electricity margins in the fourth quarter of 2024 compared with the corresponding period in 2023 stems from an increase of the natural gas price in the Texas Eastern N 3 region.

The hedging of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market.

Set forth below is the scope of the hedging for 2025 as of March 12, 2025 (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies as of March 12, 2025 and after the completion of the acquisition of an additional 20% interest in Shore after the date of OPC’s financial statements for the year ended December 31, 2024). The scope of the hedging and the scope of the availability revenues in respect of the acquisition of an additional 20% interest in Shore, which has completed after the date of OPC’s financial statements, were calculated and are presented below on the basis of the estimates of the CPV Group that the transaction is completed in April 2025.

2025

Expected generation (MWh)	11,737,301

Net scope of the hedged energy margin (% of the expected generation of the power plants) (*)	53%

Net hedged energy margin (millions of $)	≈ 110.2 (≈ NIS 408 million)

Net hedged energy margin ($/MWh)	17.55

Net market prices of energy margin ($/MWh) (**)	14.53

(*)	Pursuant to the policy for hedging electricity margins, in general the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different.

(**)
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax (RGGI) and other variable costs. The market prices of energy margin are based on future contracts for electricity and natural gas.

Tax on carbon emissions (RGGI)

Regional Greenhouse Gas Initiative (RGGI) is a joint effort of the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont to determine quotas and to reduce the emissions of carbon dioxide from the energy sector. The RGGI regulation requires the power plants running on fossil fuels to hold, through public tenders or commerce in a secondary market, gas emission quotas for purposes of offsetting emissions of carbon dioxide for every facility. Pursuant to the RGGI regulation, an independent market supervisor provides supervision of the tenders for gas emission quotas, as well as activities in the secondary market, in order to assure integrity of and confidence in the market. The RGGI regulation applies to 4 of the 6 power plants of the CPV Group in the Energy Transition segment: Maryland, Shore, Valley and Towantic.

Set forth below is a summary of the prices of the gas‑emission quotas (carbon emission tax) from the RGGI tenders for the periods indicated. In general, the tenders take place four times a year, in March, June, September and December.

	Average for			Average for
	the year ended			the three months ended
	December 31			December 31
	2024	2023	Change	2024	2023	Change

Price of carbon emission tax in the RGGI tenders ($ per short ton / 2,000 pounds)*	19.42	13.02	49%	25.75	13.85	86%

Cost of the carbon emission tax (in terms of gas cost) $ per MMBtu)**	1.16	0.77	49%	1.53	0.82	86%

*          The prices of the carbon emissions tax are presented on the assumption that the price of the tender that is held prior to a certain quarter represents the price of the carbon emissions tax. For example, the tender held in December 2024 will represent the price for the first quarter of 2025. The actual price of the carbon emissions tax could be different than the tender prices as a result of transactions made in the secondary market.

**          The cost of the carbon emissions tax (in terms of gas cost) is calculated under the assumption of emissions of carbon dioxide with a reference (ratio) of 199 lbs./MMBtu. The actual carbon dioxide emissions ratio varies between the different power plants, and in the estimation of the CPV Group a ratio of 199 lbs./MMBtu is a representative ratio for power plants running on natural gas.

In 2024 compared with the corresponding periods last year, there was a significant increase in prices of the carbon emissions tax, which in the estimation of the CPV Group was mostly caused by speculative trading and release of all the gas emission quotas from the cost containment reserve in the first quarter of 2024. In the tender in December 2024 (which reflects prices in the first quarter of 2025), the price declined to $20.05 per short ton.

Capacity Revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate from the component based on the energy prices (which is paid in respect of sale of the electricity). The payment component includes an entitlement to revenue for availability of the electricity, including provisions regarding bonus or penalty payments, which are governed by the tariffs determined by the ISO of every market. Accordingly, NYISO, PJM and ISO-NE publish mandatory public auctions for determination of the capacity tariffs.

Set forth below is the scope of the secured capacity revenues for 2025 as at March 12, 2025 (the data shown in the tables below is on the basis of rate of holdings of the CPV Group in the associated companies as of March 12, 2025 and after the completion of the acquisition of an additional 20% interest in Shore after the date of OPC’s financial statements:

2025

Scope of the secured capacity revenues (% of the power plant’s capacity)	93%

Capacity receipts (millions of $)	≈ 112.5 (≈ NIS 416 million)

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

Sub-zone	CPV power plants(1)	2025/2026	2024/2025	2023/2024	2022/2023
PJM—RTO	--	269.92	28.92	34.13	50.00
PJM COMED	Three Rivers	269.92	28.92	34.13	-
PJM MAAC	Fairview, Maryland, Maple Hill	269.92	49.49	49.49	95.79
PJM EMAAC	Shore	269.92	54.95	49.49	97.86

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

In July 2024, PJM has announced the results of capacity auctions for the 12-month period from summer 2025 until summer 2026, in which the capacity prices relevant to CPV’s power plants was set at $269.92/MW-day (the “Capacity Price”).

In 2024 capacity payments in PJM increased significantly, based on the CPV Group’s assessment, mainly due to increase demand forecast, increase in required reserve margin and decrease in overall supply due to change in generation resource capability calculated by PJM to include their effective load.

The impact of such increase on the power plants of the CPV Group operating in the Energy Transition is a decline in the availability capacity provided for sale from about 96% to about 79%. CPV estimates that as a result of the increase in the capacity tariff, the addition to its revenues from capacity from all its power plants in the PJM market for the period from June 2025 through May 2026 compared with the period from June 2024 through May 2025 would be at approximately $89 million. In addition, giving effect to completion of the acquisition of an additional 20% interest of the Shore power plant, the addition to the capacity revenues in respect of the transaction is estimated at approximately $11 million.

In September 2024, complaints were filed with the FERC in order to make certain changes in the upcoming capacity auctions in the PJM market. In response, PJM proposed a postponement of the auction that was originally scheduled for December 2024 by about six months in order to permit the making of changes to the rules of the auctions.

In February 2025, the FERC approved PJM’s proposed modifications to the capacity market framework which were intended to reduce the volatility of pricing between the auctions. The revisions include (i) the continued use of the gas turbine as the index for the demand curve, (ii) the inclusion of Reliability Must Run units—resources scheduled to retire that are retained for reliability purposes—into the capacity market auctions as generic supply, (iii) setting of a uniform penalty rate for under-performance across all generation resources, (iv) increased flexibility in offer submissions and (v) elimination of the automatic must-offer exemptions for certain resource classes.

In addition, PJM has proposed to set a price collar with upper and lower bounds of $325/MW-day and $175/MW-day, respectively, for the next two capacity auctions.  Currently, PJM's price collar proposal is subject to FERC’s approval and there is no certainty as to its approval or the final conditions if approved.

Subject to any further schedule changes, the next PJM capacity auction for the 2026/2027 capacity year is scheduled for July 2025 and the capacity auction for the 2027/2028 capacity year is scheduled for December 2025.

The NYISO market

Similar to the PJM market, in the NYISO market, capacity payments are made as part of a centralized capacity purchase mechanism. The NYISO market has a number of sub-markets, which may have different capacity requirements as a function of local supply and demand and transmission capacities. NYISO holds seasonal auctions every spring for the coming summer (May to October), and in the fall for the coming winter (November to April). In addition, monthly supplementary auctions are held for the unsold capacity in the seasonal auctions. The power plants are permitted to guarantee the capacity tariffs in the seasonal and monthly auctions or through bilateral sales.

Below are the capacity prices set in the seasonal auctions held in the NYISO market. The capacity prices rose compared with prior periods due to exit from the system of power plants and an anticipated increase in demand (prices are denominated in USD for megawatt per month).

Sub-zone	CPV power plants	Winter 2024/2025	Summer 2024	Winter 2023/2024
NYISO Rest of the Market	-	66.30	168.91	127.25
Lower Hudson Valley	Valley	66.30	168.91	128.90

Source: NYISO.

The decline in the capacity prices in the winter of 2024/2025 in the NYISO market stems from relatively stable demand for electricity over the past years, mainly against the background of a slower than expected recovery from the Coronavirus, along with an increase in renewable energy and an improvement of the energy costs.

The Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal auctions, the monthly auctions and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

The ISO-NE market

Similar to the PJM market, in the ISO NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO NE market, there are a number of submarkets, in which capacity requirements differ as a function of local supply and demand and transport capacity. ISO NE executes forward auctions for a period of one year, commencing from June 1, three years from the year of the tender. In addition, there are supplementary monthly and annual auctions for the balance of the capacity not sold in the forward auctions. The Towantic power plant is located in the Mass Hub sub-market. The power plants are permitted to guarantee the capacity payments in the forward auctions, the supplementary auctions or through bilateral sales. Set forth below are the capacity payments determined in the sub regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-area	CPV power plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the market	Towantic	117.70	85.15	85.15

The actual capacity payments for the Towantic power plant are impacted by forward auctions, supplemental annual auctions, monthly auctions with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

Hedging

In general, with the current generation mix of less efficient units compared to those of CPV, the higher the gas prices—the higher the marginal energy prices, of the CPV Group facilities (the effect may vary between different projects due to their characteristics and location). This effect may be partially or fully offset by hedging plans in respect of some of the electricity and capacity margins, with the aim of moderating the volatility in the commodities market in general and the energy and natural gas prices in particular. During 2023 and 2024, hedging agreements and future sale agreements were in place for the Energy Transition power plants, in accordance with the CPV Group's electricity margin hedging policy, which is generally up to 50% of the expected production volume (the actual hedging rate may vary).

Forward Capacity Obligations

ISOs’ and RTO’s capacity markets (including PJM) include “bonuses” and “penalties” imposed based on operating performance of the facilities during pre-defined emergency events. If a facility is unavailable during the emergency event, penalties could have a material negative financial impact to the project.

Increase in Stakes in Maryland and Shore; Investment in CPV Renewables

In October 2024, CPV Group completed an acquisition of an additional 25% interest in the Maryland power plant.  In December 2024, CPV Group acquired an additional 25% interest in Maryland and an additional 31% interest in the Shore power plants.   As a result of these acquisitions, as of December 31, 2024, CPV Group held approximately 69% in Shore and approximately 75% in Maryland.   In February 2025, CPV entered into a purchase agreement to acquire an additional 20% interest in Shore, and now holds approximately 90% of Shore. As part of these transactions, the total investment commitments for the investors of CPV Group were increased and shareholders’ loans to the CPV Group, in the amount of approximately $220 million, such that subject to investment of the full amount of the commitments, OPC’s holdings in CPV Group will be about 70.7%.

In August 2024, CPV Group signed investment agreements with Harrison Street, in the aggregate amount of $300 million in CPV Renewables, in exchange for 33.3% of the ordinary rights in CPV’s renewable energy activities, based on a value “before the money” of $600 million. In November 2024, the transaction was completed with $200 million of the $300 million investment funded. As a result of this investment, OPC will cease to consolidate CPV Renewables. For further details about the investment in CPV Renewables, please see “Item 4.B. Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—United States—Description of CPV operations—Equity Investment in CPV Renewables.”

  Change in the U.S. President in the U.S.

The recent policy changes stemming from entry into office of the new Trump government has created uncertainty along with opportunities in the energy sector in the U.S. Since January 2025, President Trump has issued executive orders promoting the production of fossil fuels, including with respect to natural gas and LNG and reduction of government support in the area of renewable energies relating to, among other things, off shore wind. In addition, the Trump administration has suspended plans for Federal funding of clean energy and Federal licensing processes for wind projects. The CPV Group has indicated that it believes these executive orders do not have a significant impact on the activities of the CPV Group in the renewable energy area, and they may have a favorable impact on the business environment and the overall sentiment in the area of natural gas. Furthermore, President Trump has imposed tariffs or has announced the intention to impose tariffs on imports from certain countries, in such a manner that could impact equipment costs (both in respect of renewable energy projects and natural gas projects) and trigger disruptions in the supply chain and, ultimately, lead to an increase in the construction costs of projects.

At this early stage there is no certainty regarding the manner of their application and/or impact on the CPV Group (which could be different than the above mentioned expectations).

Macroeconomic, security and geopolitical conditions in the countries of operation

Israel

The state of the Israeli economy may impact the demand for energy, the financial position of OPC’s customers, as well as capacity and finance costs, which in turn could impact OPC’s activities and results. An economic downturn in Israel and a possible unfavorable impact on the economy or business sector could cause, among other things, a decrease in the demand for energy sold by OPC, on the activity of OPC’s consumers, as well as on the availability and cost of financing to OPC.

The political and security situation in the State of Israel may impact OPC’s activities in Israel. A deterioration of the political and security situation in Israel may have an adverse effect on the economic conditions, cause difficulties with respect to OPC’s operations and damage to its assets in Israel. Security and political events, such as war or an act of terror, could cause damage to the facilities used by OPC, including damage to the facilities of the power plants, construction of the power plants and additional projects, IT systems, shortage of foreign manpower and experts, damage to the system for transmission of natural gas to the power plants and the grid, damage to OPC’s material suppliers (such as natural gas suppliers) or material customers, thereby adversely affecting the continuous supply of electricity to customers, as well as OPC’s financial resilience and its ability to comply with its financing agreements and fulfill its commitments. In addition, political instability or public instability in Israel, including against the backdrop of measures taken by the government in connection with the Israeli judiciary, may also have an adverse effect on economic stability, the capital market and business sector in Israel, and consequently, on OPC's operating results, the availability of financing to OPC and the cost of such financing.

On October 7, 2023 the Iron Swords War broke out (the “War”) in Israel. During 2024, the intensity of combat and security tensions escalated on other fronts as well, especially in northern Israel, against Hezbollah and against Iran and the Houthis in Yemen. Ceasefire agreements have been signed in the northern front and in Gaza; however, the security instability and risk of the War reigniting remain in the area. The War led to consequences and restrictions which affected the Israeli economy, including, a decline in business activity, extensive recruitment of reservists, restrictions on gatherings in workplaces and public spaces, restrictions on the activity of the education system and air traffic disruptions.  Most of the restrictions have need removed, but depending on the security situation in Israel and in the relevant conflict zones, such restrictions may be imposed in view of the significant instability in the region.

During 2024 and thereafter, the War has had impacts including disruption to marine shipping routes due to attacks on merchant and shipping vessels and considerably less flights by foreign airlines to and from Israel. These effects have had and may have, from time to time, an adverse effect on the arrival of equipment and foreign personnel to Israel (including personnel and equipment required to carry out maintenance and construction work in OPC’s sites in Israel) and the arrival times. Furthermore, the War may affect Israel’s foreign relations, which may also affect the economic situation in the country. These events involve significant uncertainty and may adversely affect the macroeconomic environment, including the robustness of the Israeli economy. The War’s potential effects, including events such as Iran’s attacks on Israel and attacks by hostile organizations in Yemen, might have an adverse effect on the availability of insurance policies to cover OPC’s assets in Israel in respect of war and terrorism risks, or on the terms of engagement in such policies. If the security situation deteriorates, it may have an adverse effect on OPC’s activities in Israel, activities of OPC's customers and suppliers in Israel (including physical damage or reduction of activity), as well as adversely affect OPC's operating results, the availability and cost of capital and sources of financing required by OPC, mainly for the purpose of supporting its continued business growth.

During the War, OPC's power plants in Israel continued to generate electricity.  As in the case of most business and private activities in Israel, OPC’s sites may be exposed to physical damage due to the War; and OPC’s companies in Israel (Rotem, Hadera, Gat and Zomet) have obtained insurance coverage for direct physical damage and consequential damage (direct loss of profits or due to war damage to other material parties, such as suppliers, subject to certain conditions) resulting from terror acts and war. These policies are valid through the end of May 2025.

OPC’s power plants in Israel purchase sufficient natural gas to meet all of their operational needs. OPC companies in Israel engage in long-term natural gas purchase agreements both with Tamar and with Energean. The continued operation of the gas reservoirs may be affected by a deterioration in Israel’s security situation. In addition, since the outbreak of the War there has been no material change in the Group's natural gas costs compared to pre-War levels.  However, a shortage of, or disruption in the supply of, natural gas shortage from the Karish Reservoir may have a material adverse effect on OPC’s natural gas costs.

In general, the War did not have a significant impact on the level of demand for electricity by Group's consumers in Israel. However, OPC’s customers have facilities in Israel which may be exposed to physical damage or to economic and other effects of the War, and their continued normal activity (and accordingly OPC's revenues therefrom) may also be adversely affected by the War.

The downgrade of Israel's credit rating and, accordingly, the downgrade of Israeli banks' credit rating may affect the terms and availability of credit or guarantee facilities to be used in the Group’s activity. In light of the above, in appropriate conditions and in accordance with business needs, OPC may look into raising debt and/or capital in order to mitigate the potential effects.

There is significant uncertainty as to the security situation in Israel. There is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the Israeli capital market.

United States

The economic situation across the world and specifically in the U.S. market may impact the demand for energy and energy prices (in particular, natural gas and electricity) in the U.S. which, in turn, could impact the CPV Group’s activities and results. In addition, the political situation in the U.S., and changes therein, at the federal and state levels - including following the 2024 elections and a new administration in the U.S. - may affect the applicable regulation, regulators’ policies and energy industry or economic reforms in the U.S. Changes to the tariff policy applicable to the importation of raw materials and products to the US may affect the costs of equipment required for the CPV Group projects.

Changes in tariff policies applicable to the importation of raw materials and products to the U.S. may be significant for CPV Group’s activity, especially an increase in tariffs on the importation of equipment for electricity generation projects from outside the U.S., which may increase the cost of equipment used in construction and development projects. The Trump administration announced a number of measures which may affect the U.S. market and regulation in general, including in the energy sector.

Availability and cost of financing

Generally, OPC’s activity in Israel is financed through project financing, credit facilities from banks and financial institutions and through its own capital. Changes in the cost of financing and its availability and the amount of credit available in the bank and non-bank systems affect OPC’s operations as well as the energy sector and its profitability. An economic downturn in Israel and around the world, or a decline in the scope in the economic activity might impact the availability and costs of credit in the market, and accordingly have an adverse effect on OPC’s liquidity, projects’ profitability, the ability to realize the growth strategy, etc. The Israeli capital markets are also a source for raising funds to finance and expand OPC’s business activity, by issuing debentures and raising capital, and accordingly –OPC is affected by changes and accessibility to the capital market, by macroeconomic and other factors that affect the liquidity of the capital market as a whole, and by the energy sector in particular.

OPC completed debt refinancings in Israel and the United States in 2024.

Israel. In August 2024, OPC Holdings Israel entered into two bank financing agreements, for an aggregate amount of NIS 1.65 billion ($452 million), the proceeds of which were used mainly for early repayment of the project financing of the Zomet and Gat power plants. In February 2025, OPC Israel signed an additional bank financing agreement in the aggregate amount of NIS 300 million ($82 million), on similar terms.

United States. During 2024 and in February 2025, debt refinancings were completed for Towantic, Fairview and Shore. In September 2024 and February 2025, interest rate repricings (interest rate reductions) were completed for Maryland and Fairview.

Changes in the CPI and changes in interest rates

A portion of the liabilities of OPC and of its subsidiaries is linked to the CPI, including OPC’s debentures (Series B), and some of the loans of Hadera are linked to the CPI, such that changes in the CPI impact OPC’s finance expenses and its outstanding debt. Changes in the CPI may affect OPC in other aspects as well.

During 2024, the Israeli Consumer Price Index increased by approximately 3.4% and the US Consumer Price Index increased by approximately 2.7%. Set forth below is data with reference to the Consumer Price Index (CPI) in Israel and in the U.S. the interest rates of Bank of Israel and the interest rates of the Federal Reserve in United States:

			Bank of
			Israel	Federal
	Israeli	U.S.	Interest	interest
	CPI	CPI	Rate	rate

On March 6, 2025	115.4	317.6	4.5%	4.25%–4.50%
On December 31, 2024	115.1	315.5	4.5%	4.25%–4.50%
On September 30, 2024	115.2	314.8	4.5%	4.75%–5.00%
On December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
On September 30, 2023	111.2	307.0	4.75%	5.25%–5.50%
On December 31, 2022	107.7	297.7	3.25%	4.25%–4.50%
Change in 2024	3.4%	2.7%	(0.25)%	(1)%
Change in 2023	3.3%	3.1%	1.5%	1%
Change in the fourth quarter of 2024	(0.1)%	0.2%	0%	(0.50)%
Change in the fourth quarter of 2023	0.1%	0.1%	0%	0.25%

As of December 31, 2024, OPC has derivatives, intended to hedge some of the risks related to changes in the Consumer Price Index in connection with the Hadera loans, that are partly linked to the Consumer Price Index, and that OPC chose to designate as accounting hedging.

In addition, OPC is generally exposed to changes in the CPI, directly and indirectly, mainly due to linkage of a significant part of its revenues to the generation component (which is impacted partly by a change in the CPI), and due to the fact the most of its capacity revenues are linked to the CPI. On the other hand, purchases of the natural gas are partly linked to the generation tariff and include, as stated, floor prices. Therefore, the structure of OPC’s activities in Israel includes a partial natural (intrinsic) hedge—despite the fact that an increase in the CPI increases OPC’s costs (including financing costs) and investments, the structure of the revenues should reduce the exposure, such that OPC’s profits could be positively affected by an increase in the CPI.

OPC has loans and liabilities bearing variable interest that are based on prime or SOFR plus a margin. An increase in the variable interest rates could cause an increase in OPC’s financing costs. In addition, an increase in the interest rates could trigger an increase in the financing costs in respect of new debt taken out by OPC (for purposes of refinancing and/or growth). Furthermore, an increase in the interest rates could impact the discount rates for projects (operating, under construction and in development) and could also lead to a lack of economic feasibility of continued development and/or acquisition of projects and a slowdown in OPC’s growth processes, along with changes in the fair value of assets, particularly the existence of signs of impairment of value of assets and/or recording of impairment losses in the financial statements. For example, Zomet’s loans bear variable interest such that a change in the interest rate will impact Zomet’s finance expenses and its outstanding debt after the commercial operation date. Until Zomet’s commercial operation date, the finance expenses have been capitalized.

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

Regulation

Electricity and energy activities are regulated and supervised by the relevant regulators and affected by government policies. Various legislative and regulatory processes in the countries OPC operates have a significant impact on OPC’s operations and results. In Israel, OPC’s results are depend significantly on the generation component determined by the EA, and OPC’s activity in this field is affected by the provisions of the law relevant to this field, including the resolutions of the EA. The operations of the CPV Group in the electricity generation area in the U.S. (including using renewable energy and natural gas) are subject to the provisions of the U.S. law, to compliance with the terms and conditions of the licenses granted to CPV’s projects and power plants, to obtaining approvals, and to local, state and federal regulatory arrangements. In addition, regulatory processes affect the electrical grid and natural gas infrastructure (including connection to infrastructures and the grid). In recent years, regulators in markets in which OPC operates have been developing incentives for renewable energy; however, change of administration in the U.S. has led to political and regulatory changes in the energy sector and in the country’s economy including the publication of administrative ordinances, policy changes and new reforms, which may affect the projects under development and the competition in OPC’s business environment. Changes in regulation, in the policies of governments and regulators or their approach to the interpretation of regulation may have different effects on the power plants owned by the Group or on the power plants that the Group intends to develop as well as on the viability in the construction of new power plants. Regulatory arrangements may also affect the field of electricity supply and the competition in this field. In 2024, regulatory changes in the field of electricity supply activity took place in Israel. Furthermore, the Group’s activities in Israel and the U.S. are subject to and affected by legislation and regulation aimed at increasing environmental protection and mitigating damage from environmental hazards, including reducing emissions.

ZIM

Kenon had no equity interest in ZIM as of December 31, 2024. Kenon held a 20.7% interest in ZIM as of January 1, 2024, and sold its entire remaining interest in ZIM over the course of 2024. ZIM’s results of operations for the years ended December 31, 2024 and 2023 are reflected in Kenon’s share in losses/(profit) of associated companies, net of tax, pursuant to the equity method of accounting.

Adjusted EBITDA after proportionate consolidation

We present Adjusted EBITDA after proportionate consolidation for OPC.  This is a non-IFRS financial measures, and are defined in this report where these figures are presented.

We present Adjusted EBITDA after proportionate consolidation of OPC in this annual report because this is a key measure used by OPC to evaluate their operating performance. Accordingly, we believe that Adjusted EBITDA after proportionate consolidation of OPC provides useful information to investors and others in understanding and evaluating the operating results of our businesses and comparing such operating results between periods on a consistent basis, in the same manner as our businesses.

Adoption of New Accounting Standards in 2024

For information on the impact of the adoption of new accounting standards, see Note 3 to our financial statements included in this annual report.

Sales of ZIM shares

In March 2022, Kenon sold approximately 6 million ZIM shares for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements.

In June 2024, Kenon sold 5 million shares in ZIM for net proceeds of $111 million, and had entered into a collar transaction with a bank relating to an additional 5 million ZIM shares owned by Kenon.

In November 2024, Kenon terminated the collar transaction that it had entered into with a bank relating to 5 million ZIM shares previously owned by Kenon and had entered into a cash settled capped call transaction with respect to 5 million ZIM shares. As a result of the termination of the collar, the 5 million shares that were subject to the collar were sold to the bank with which Kenon entered into the collar, and Kenon received cash proceeds (minus the cost of the cash settled capped call transaction) of $96 million (including additional proceeds subsequently received pursuant to the terms of the cash settled capped call transaction). The cash settled capped call transaction, which expires approximately 18 months from now, enables Kenon to retain exposure to potential upside in ZIM’s shares above the call price, up to the cap, and will be cash settled.

In December 2024, Kenon sold its remaining shares in ZIM in multiple transactions for total consideration of $178 million and received dividends of $47 million (net of tax) prior to the sale of such shares.

As a result of the foregoing, Kenon no longer holds any shares in ZIM, and retains potential upside with respect to approximately 4.2% of the outstanding ZIM shares pursuant to the terms of the cash settled capped call transaction.

Recent Developments

Kenon

Dividend

In April 2025, Kenon announced a dividend of approximately $250 million ($4.80 per share) relating to the year ending December 31, 2025, payable in April 2025.

OPC

Shore

During the first quarter of 2025, CPV entered into a purchase agreement to acquire an additional 20% interest in Shore, and now holds approximately 90% of Shore.

A.	Operating Results

Our consolidated financial statements for the years ended December 31, 2024 and 2023 are comprised of OPC, and the results of our associated companies.

For a comparison of Kenon’s operating results for the fiscal year ended December 31, 2023 with the fiscal year ended December 31, 2022, please see Item 5.A of Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC. Our share of the results of ZIM (and CPV’s associated companies) is reflected under results from associated companies.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following tables set forth summary information regarding our operating segment results for the years ended December 31, 2024 and 2023.

	Year Ended December 31, 2024
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	625	126	—	—	751
Cost of sales (excluding depreciation and amortization)	446	76	—	—	522
Depreciation and amortization	(70)	(23)	—	—	(93)
Financing income	17	6	—	24	47
Financing expenses	(76)	(29)	—	(10)	(115)
Share in profit of associated companies	—	45	—	—	45
Profit / (Loss) before taxes	(14)	104	—	3	93
Income tax (expense)/benefit	(15)	(22)	—	(4)	(41)
(Loss) / Profit from continuing operations	(29)	82	—	(1)	52
Profit from divestment of ZIM	—	—	581	—	581
(Loss) / Profit for the year	(29)	82	581	(1)	633
Segment assets(2)	1,585	266	—	903	2,754
Investments in associated companies	—	1,459	—	—	1,459
Segment liabilities	1,350	198	—	4	1,552

(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

	Year Ended December 31, 2023
	OPC Israel	CPV	ZIM	Other(1)	Consolidated Results

	(in millions of USD, unless otherwise indicated)
Revenue	619	73	—	—	692
Cost of sales (excluding depreciation and amortization)	453	41	—	—	494
Depreciation and amortization	(66)	(25)	—	—	(91)
Financing income	6	6	—	27	39
Financing expenses	(48)	(17)	—	(1)	(66)
Share in profit of associated companies	—	66	—	—	66
Profit before taxes	49	17	—	15	81
Income tax expense	(14)	(5)	—	(6)	(25)
Profit from continuing operations	35	12	—	9	56
Loss from divestment of ZIM	—	—	(267)	—	(267)
Profit / (Loss) for the year	35	12	(267)	9	(211)
Segment assets(2)	1,673	1,103	—	629	3,405
Investments in associated companies	—	703	—	—	703
Segment liabilities	1,423	610	—	5	2,038

(1)	Includes the results of Kenon’s, Qoros’ and IC Power’s holding company (including assets and liabilities) and general and administrative expenses.

(2)	Excludes investments in associates.

Currency fluctuations in the USD/NIS exchange rate on the translation of OPC’s results from NIS into USD had an impact on the results of 2024 versus 2023 discussed below.

Revenues

The table below sets forth OPC’s revenue for 2024 and 2023, broken down by country.

	For the year ended December 31,
	2024	2023
	$ millions
Israel	625	619
U.S.	126	73
Total	751	692

OPC’s revenue increased by $59 million to $751 million for the year ended December 31, 2024 from $692 million for the year ended December 31, 2023.  Excluding the impact of translating OPC’s revenue from NIS to USD (using an average exchange rate of $0.2703:NIS 1), OPC’s revenue increased by $61 million in 2024 as compared to 2023. Set forth below is a discussion of significant changes in revenue between 2024 and 2023.

Set forth below is a discussion of changes in the key components in revenue for 2024 as compared to 2023.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under power purchase agreements by customers of Rotem and Hadera. The weighted-average generation component tariff in 2024 was NIS 30.10 per KW hour, which is approximately 1.4% lower than the weighted-average generation component tariff in 2023 of NIS 30.53 per KW hour.

•
Revenue from sale of energy to the System Operator and to other suppliers – Increased by $12 million in 2024 as compared to 2023 primarily as a result of a full year consolidation of results from the commencement of commercial operations of Zomet power plant as compared to partial consolidation of results from Q2 2023;

•
Revenue from capacity payments – Increased by $30 million in 2024 as compared to 2023 primarily as a result of a full year consolidation of results from the commencement of commercial operations of Zomet power plant as compared to partial consolidation of results from Q2 2023;

•
Revenue from sale of electricity from renewable energy – Increased by $16 million in 2024 as compared to 2023 primarily as a result of (i) consolidation of results from Mountain Wind project from Q2 2023 and (ii) commercial operation of Maple Hill and Stagecoach projects from Q4 2023 and Q2 2024, respectively, partially offset by the deconsolidation of results CPV Renewables from November 2024; and

•	Revenue from sale of retail activities and others – Increased by $38 million in 2024 as compared to 2023 primarily as a result of increase in scope of services; partially offset by:

Other revenue – Decreased by $10 million in 2024 as compared to 2023, primarily due to revenue generated prior to the commencement of commercial operations of Zomet power plant in Q2 2023.

Cost of Sales and Services (excluding Depreciation and Amortization)

OPC’s cost of sales (excluding depreciation and amortization) increased by $28 million from 2023 to 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD (using an average exchange rate of $0.2703:NIS 1), OPC’s cost of sales (excluding depreciation and amortization) increased by $7 million in 2024 as compared to 2023. The following table sets forth OPC’s cost of sales for 2024 and 2023.

	For the year ended December 31,
	2024	2023
	$ millions
Israel	446	453
U.S.	76	41
Total	522	494

Set forth below is a discussion of significant changes in cost of sales between 2024 and 2023.

•
Expenses for acquisition of energy – Increased by $4 million in 2024 as compared to 2023 primarily due to maintenance work carried out at Rotem power plant and Gat power plant in the first half of 2024 and the second half of 2024, respectively;

•
Expenses for cost of transmission of gas and operating expenses – Increased by $13 million in 2024 as compared to 2023 primarily as a result of a full year consolidation of results from the commencement of commercial operations of Zomet power plant and Gat power plant in 2024 as compared to partial consolidation of results from Q2 2023, respectively;

•
Expenses for sale of electricity from renewable energy – Increased by $3 million in in 2024 as compared to 2023 primarily as a result of (i) consolidation of results from Mountain Wind project from Q2 2023 and (ii) commercial operations of Maple Hill and Stagecoach projects from Q4 2023 and Q2 2024, respectively, partially offset by the deconsolidation of results CPV Renewables from November 2024; and

•	Revenue from sale of retail activities and others – Increased by $32 million in 2024 as compared to 2023 primarily as a result of increase in scope of services; partially offset by:

•
Other expenses – Decreased by $13 million in 2024 as compared to 2023 primarily due to costs associated to Zomet power plant incurred prior to the commencement of commercial operations of Zomet power plant in Q2 2023.

Depreciation and Amortization

Our depreciation and amortization expenses (representing OPC’s depreciation and amortization expenses) increased by $2 million to $93 million for the year ended December 31, 2024 from $91 million for the year ended December 31, 2023.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, depreciation and amortization, and other expenses. Our selling, general and administrative expenses (excluding depreciation and amortization) increased to $97 million for the year ended December 31, 2024, as compared to $86 million for the year ended December 31, 2023.

OPC’s selling, general and administrative expenses increased by $10 million, or 14%, to $83 million for the year ended December 31, 2024 from $73 million for the year ended December 31, 2023.

Financing Expenses, Net

Our financing expenses, net, increased by $41 million to $68 million for the year ended December 31, 2024, as compared to $27 million for the year ended December 31, 2023.

OPC’s financing expenses, net increased by approximately $29 million to $82 million in 2024 from $53 million in 2023, primarily due to (i) an increase in interest expense relating to loans for Zomet power plant and Gat power plant of $11 million and $2 million, respectively, and (ii) an increase in interest expense from financing of renewable energy projects and tax equity agreements in the U.S. prior to deconsolidation of CPV Renewables of $7 million and $4 million respectively.

Share in Profit/(Losses) of Associated Companies, Net of Tax

Our share in profit of associated companies, net of tax decreased to approximately $45 million for the year ended December 31, 2024, compared to share of profit of associated companies, net of tax of approximately $66 million for the year ended December 31, 2023. Set forth below is a discussion of losses/(profit) for our associated companies, net of tax.

ZIM

As a result of the completion of the sale of ZIM in December 2024, Kenon recognized a gain on sale of approximately $486 million in its consolidated financial statements and ZIM ceased to be an associate of the Group. The net impact on profit/(loss) are reflected as part of results from divestment of ZIM for the year.

In the cash flow statement, the net proceeds from divestment of ZIM are disclosed in a separate caption “Dividends received from associated companies, net” under operating cash flows and “Proceeds from sales of interest in ZIM” under investing cash flows. There were no assets recognized attributable to ZIM in 2024 and 2023.

CPV

Kenon’s share of results in CPV’s associated companies was a profit of approximately $45 million for the year ended December 31, 2024 compared to approximately $66 million for the year ended December 31, 2023. The table below sets forth OPC’s share of profit of associated companies, net, which consists of the six operating plants in which CPV has interests, which are accounted for as associated companies.

	Year Ended December 31,
	2024	2023
	(in millions of USD)
Share in profits of associated companies, net	45	66

As at December 31, 2024, OPC’s proportionate share of net debt (including interest payable) of CPV associated companies was approximately $1,203 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the TASE on March 12, 2025 and the convenience English translations furnished by Kenon on Form 6-K on March 12, 2025. Such report published on the TASE is not incorporated by reference herein.

Income Tax Expense

Our income tax expense for the year ended December 31, 2024 was $41 million, compared to $25 million for the year ended December 31, 2023.

Profit/(loss) For the Year from continuing operations

As a result of the above, our profit for the year from continuing operations amounted to $52 million for the year ended December 31, 2024, compared to a profit for the year from continuing operations of $56 million for the year ended December 31, 2023.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

As of December 31, 2024, Kenon had approximately $894 million in cash on a stand-alone basis and no material debt. Kenon’s stand-alone cash position includes cash and cash equivalents and other treasury management instruments. Kenon seeks to generate attractive returns on its cash and cash equivalents, and seeks to use treasury products with credit ratings that are at least rated investment grade.

Kenon’s sources of liquidity include dividends from and sales of interests in its subsidiaries and associated companies. Accordingly, the dividend policies of and dividends paid by ZIM and OPC impact Kenon’s liquidity.

ZIM Dividends

Set forth below is a summary of dividends received from ZIM in 2023 and 2024.

In November 2024, ZIM’s board of directors approved a cash dividend for Q3 2024 of approximately $340 million, or $2.81 per ordinary share and a special dividend of approximately $100 million, or $0.84 per share to ZIM’s shareholders of record as of the close of trading as of December 2, 2024, for payment on December 9, 2024. Kenon received $50 million, net of tax, in December 2024.

In August 2024, ZIM’s board of directors approved a cash distribution for Q2 2024 of approximately $112 million, or $0.93 per ordinary share, to ZIM’s shareholders of record as of the close of trading as of August 29, 2024, for payment on September 5, 2024. Kenon received $14 million, net of tax, in September 2024.

In May 2024, ZIM’s board of directors approved a cash distribution for Q1 2024 of approximately $28 million, or $0.23 per ordinary share, to ZIM’s shareholders of record as of the close of trading on June 4, 2024. Kenon received $5 million, net of tax, in June 2024.

On March 13, 2023, ZIM’s board of directors approved a cash distribution for Q4 2022 of approximately $769 million, or $6.40 per ordinary share, to ZIM’s shareholders of record as of the close of trading on March 24, 2023. Kenon received $159 million ($151 million net of tax) as cash dividends from ZIM in April 2023.

OPC Dividends

In 2023 and 2024, OPC did not pay dividends to its shareholders. According to OPC’s dividend policy, a dividend will be distributed that is equal to at least 50% of OPC’s after-tax net income in the calendar year preceding the dividend distribution date. However, OPC has announced that in light of the growth strategy and expansion of operations targets adopted by OPC as well as the need to maintain OPC’s financial strength and adequate leveraging ratios, and noting the economic environment in which OPC operates, in March 2024, the board of OPC made a decision to suspend OPC’s dividend distribution policy (adopted in 2017) for a period of two years from the decision date. OPC announced that at the end of the suspension period, OPC's board will reconsider the applicability of the dividend distribution policy. OPC’s board has the power to assess and change this resolution at any time, and/or to decide the distribution of dividends, taking into account, among other things, relevant circumstances, provisions of law and the above considerations, all as OPC’s board will deem appropriate at its discretion. The financing arrangements of OPC’s group companies (including CPV) include restrictions on distributions by OPC’s investees.

Dividends Paid by Kenon

Set forth below is a summary of dividends paid by Kenon since 2022.

In 2022, we distributed approximately $552 million to shareholders ($10.25 per share).

In 2023, we paid a dividend of approximately $150 million ($2.79 per share).

In 2024, we paid a dividend of approximately $200 million ($3.80 per share).

In April 2025, we announced a dividend of approximately $250 million ($4.80 per share) relating to the year ending December 31, 2025 payable in April 2025.

Share Repurchase Plan

In March 2023, Kenon’s board of directors authorized the Repurchase Plan of up to $50 million. In September 2024, Kenon’s board of directors increased the size of the Repurchase Plan to up to $60 million and announced a share repurchase mandate under the plan of up to $30 million through the end of March 2025.  Through March 31, 2025, Kenon repurchased approximately 1.8 million shares for approximately $48 million under the Repurchase Plan. Repurchases under the Repurchase Plan are subject to the authority of the share purchase authorization which was renewed by shareholders at the 2024 AGM and which will, continue in force until the earlier of the date of the 2025 AGM or the date by which the 2025 AGM is required by law to be held. At this meeting, we intend to seek authorization to renew such authorization. The Repurchase Plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the Repurchase Plan.

Kenon’s Liquidity Requirements

Kenon’s liquidity requirements include investments in its businesses, including OPC, and other investments it may make, as well as holding company costs, as well as dividend payments. In 2024, Kenon used cash mainly for investments in OPC in connection with OPC’s equity capital raise, dividends and administrative expenses.

We believe that Kenon’s working capital (on a stand-alone basis) is sufficient for its present requirements.

Our principal needs for liquidity are expenses related to our day-to-day operations. We also require capital for investments that we choose to make in our existing businesses and potentially new acquisitions. For example, in 2024 and 2022, Kenon made investments in OPC in connection with an equity capital raises by OPC. OPC’s strategy contemplates continuing development of projects, particularly at CPV, and potentially further acquisitions which will require significant financing, via equity or debt facilities, to further its development. We may, in furtherance of the development of our businesses, make further investments, via debt or equity financings, in our businesses and we may make investments in new businesses. See “Item 4.B—Information on the Company—Business Overview.”

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

Consolidated Cash Flow Statement

Set forth below is a discussion of our cash and cash equivalents and our cash flows as of and for the years ended December 31, 2024 and 2023.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Cash and cash equivalents increased to approximately $1,016 million for the year ended December 31, 2024, as compared to approximately $697 million for the year ended December 31, 2023. The following table sets forth our summary cash flows from our operating, investing and financing activities for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(in millions of USD)
Continuing operations
Net cash flows provided by operating activities
OPC	207	135
Other	(8)	(9)
Total	199	126
Net cash flows used in investing activities	(365)	(432)
Net cash flows (used in)/provided by financing activities	(84)	324
Net cash flows from divestment of ZIM	567	151
Net change in cash from continuing operations	250	18
Net change in cash from divestment of ZIM	567	151
Net change in cash	317	169
Cash—opening balance	697	535
Effect of exchange rate fluctuations on balances of cash and cash equivalents	2	(7)
Cash—closing balance	1,016	697

Cash Flows Provided by Operating Activities

Net cash flows from operating activities increased to $199 million for the year ended December 31, 2024 compared to $126 million for the year ended December 31, 2023. The increase is primarily driven by the increase in OPC’s cash provided by operating activities as discussed below.

Cash flows provided by OPC’s operating activities increased to $207 million for the year ended December 31, 2024 from $135 million for the year ended December 31, 2023, primarily as a result of an increase in cash basis income, in the amount of approximately $34 million, and an increase in dividends from associated companies in the U.S., in the amount of approximately $64 million. This is offset by a decrease in tax payments, in the amount of approximately $16 million.

Cash Flows Used in Investing Activities

Net cash flows used in our investing activities decreased to approximately $365 million for the year ended December 31, 2024, compared to cash flows used in investing activities of approximately $432 million for the year ended December 31, 2023. This decrease in cash flow used was primarily driven by OPC’s acquisitions of new projects in 2023 as discussed below.

Cash flows used in OPC’s investing activities decreased to $466 million for the year ended December 31, 2024 from $594 million for the year ended December 31, 2023. Most of the decrease in the cash used in investing activities in the year ended December 31, 2024 stems from the acquisition of the Gat Power Plant, for a consideration of approximately $151 million, and the Mountain Wind project, for a consideration of approximately $172 million in 2023, offset by the increase in investment in associates of $201 million in 2024.

Cash Flows Provided by the Financing Activities

Net cash flows used in financing activities of our consolidated businesses was approximately $84 million for the year ended December 31, 2024, compared to cash flows provided by financing activities of approximately $324 million for the year ended December 31, 2023. The net outflow in 2024 was primarily due to a cash dividend paid by Kenon, and the decrease in cash flows provided by OPC’s financing activities, as described below.

Cash flows provided by OPC’s financing activities decreased to $243 million for the year ended December 31, 2024, as compared to $503 million used for the year ended December 31, 2023. Most of the decrease in the cash flows provided by financing activities stems from amounts received in 2023: (1) $129 million, in respect of transaction and investment with Veridis; and (2) repayment of long term loans and debentures, in the amounts of $168 million. In addition, in 2024, OPC repaid repayment of long term loans and debentures in the amount of approximately $531 million, net. There was proceeds from issuance of share capital of $99 million received in 2024.

Kenon’s Commitments and Obligations

As of December 31, 2024, Kenon had consolidated liabilities of $1.6 billion, primarily consisting of OPC liabilities.

Other than loans from subsidiaries at the Kenon level, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing.

The following discussion sets forth the liquidity and capital resources of OPC.

OPC’s Liquidity and Capital Resources

OPC’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, short- and long-term borrowings under loan facilities, bond issuances and public and private equity offerings.

OPC’s principal needs for liquidity generally consist of capital expenditures related to the construction and development of projects (including Hadera, Zomet and other projects OPC may pursue), capital expenditures relating to maintenance (e.g., maintenance and diesel inventory), working capital requirements (e.g., maintenance costs that extend the useful life of OPC’s plants) and other operating expenses.

OPC has financed the development of its projects and its acquisitions through equity and debt financing. Set forth below is an overview of equity issuances from 2019 to 2024 and a description of OPC’s loan facilities and bonds.

OPC’s Share Issuances from 2019 to 2024

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

In July 2022, OPC issued 9,443,800 ordinary shares to the public as part of the shelf offering. Gross issuance proceeds amounted to NIS 331 million (approximately $94 million). Kenon took part in the issuance and was issued 3,898,000 ordinary shares for a gross amount of NIS 136 million (approximately $39 million).

In September 2022, OPC offered 12,500,000 ordinary shares to qualified investors as part of private offering. Gross issuance proceeds amounted to NIS 500 million (approximately $141 million).

During 2023, OPC did not issue any shares to the public.

In July 2024, OPC issued 31,250,000 ordinary shares in the offering to qualified investors at a price of NIS 25.6 per share. Gross proceeds amounted to NIS 800 million (approximately $220 million).

As a result of these share issuances, Kenon’s interest in OPC is 54.5%.

OPC’s Cash and Material Indebtedness

As of December 31, 2024, OPC had cash and cash equivalents of $264 million (excluding restricted cash), restricted cash of $16 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,267 million, consisting of $85 million of short-term indebtedness and $1,182 million of long-term indebtedness.

Israel

OPC Israel has entered into credit facilities with banks (which are used by all OPC group companies in Israel) for an aggregate amount of approximately $192 million, and other credit facilities for CPV Group for the purpose of providing guarantees (mainly letters of credit and bank guarantees) amounting to approximately $20 million, to finance the development activity of CPV Group. Furthermore, OPC provided guarantees in respect of credit facilities provided to CPV Group for the purpose of providing guarantees and letters of credit at the total amount of approximately $75 million. The undertakings under such agreements include customary obligations, including restrictions on pledges, compliance with financial ratios and maintaining liquidity in accordance with certain criteria, cross default provisions, restrictions on the distribution of dividends and payments to shareholders, restrictions on changes in OPC’s holdings in OPC Israel, changes in control in Hadera, and in OPC’s holdings in Zomet and Rotem, restrictions on debt incurred by OPC Power Plants (except for immaterial amounts) and others. OPC has debt (comprising its debentures, credit facilities and project financing) with an aggregate amount of approximately NIS 4.6 billion (approximately $1.3 billion), which is subject to cross-default provisions.

Furthermore, OPC Israel has entered into non-binding credit facilities (for the use of all OPC group companies in Israel), which are mainly used for the purpose of letters of credit and bank guarantees (for example, to the EA, the System Operator, etc.).

The following table sets forth selected information regarding OPC’s principal outstanding short-term and long-term debt, as of December 31, 2024 (excluding CPV):

	Outstanding Principal Amount as of December 31, 2024* ($ millions)	Interest Rate ($ millions)	Final Maturity	Amortization Schedule

Hadera:
Financing agreement(1)	160	2.4%-3.9%, CPI linked (2/3 of the loan) 3.6%-5.4% (1/3 of the loan)	September 2037	Quarterly principal payments to maturity, commencing 6 months following commercial operations of Hadera power plant
OPC[4]:
Bonds (Series B)(2)(5)	251	2.75% (CPI-Linked)	September 2028	Semi-annual principal payments commencing on September 30, 2020
Bonds (Series C)(3)(5)	195	2.5%	August 2030	12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024
Bonds (Series D)(4)(5)	53	6.2%	2034	18 unequal semi-annual payments, to be paid on March 25 and September 25 of each of the years 2026 to 2034
OPC Israel:
Financing agreement(6)	233	Prime interest plus a spread ranging from 0.3% to 0.4%	December 2033
Quarterly installments from March 25, 2025 through December 25, 2033, as follows: 0.5% in every quarter in 2025; 0.75% in every quarter in 2026; 1% in every quarter in 2027-2029; 5% in every quarter in 2030-2032; 5.75% in every quarter in 2033

Financing agreement(6)	219	See above	See above	See above
Total	1,058

*	Includes interest payable, net of expenses.

(1)	Represents NIS 585 million converted into USD at the exchange rate for NIS into USD of NIS 3.647 to $1.00. All debt has been issued in NIS, of which 2/3 is linked to CPI and 1/3 is not linked to CPI.

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

(3)
In September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $ 266 million), bearing annual interest of 2.5%. The Series C bonds are repayable over 12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024 with the final payment in August 2030. OPC used the proceeds from the Series C bonds for the early repayment of project financing debt of Rotem as described below.

(4)
In January 2024, OPC issued  Series D debentures totaling NIS 200 million (approximately $53 million), with the proceeds of the issuance designated for OPC’s needs, including for recycling of an existing financial debt (Series D). The bonds are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Series D bonds will be repaid in unequal semi-annual payments (on March 25, and September 25), as set out in the amortization schedule, starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest. This debenture series is not a material loan in and of itself  but it is classified as a loan with a material cross-default condition (including, in some cases, stricter default events with respect to the Series B and C debentures).

(5)	As of December 31, 2024, the balance of interest payable in respect of the Series B, C and D debentures amounts to approximately NIS 16 million (approximately $5 million).

(6)
In August 2024, OPC Holdings Israel Ltd (“OPC Israel”) entered into two financing agreements with Bank Hapoalim and Bank Leumi for loans in aggregate amount of approximately NIS 1.65 billion (approximately $443 million). The loans were used primarily for early repayment of the existing project financing of the Zomet and Gat power plants in the amounts of approximately NIS 1.14 billion (approximately $307 million) in respect of Zomet, and approximately NIS 443 million (approximately $119 million) in respect of Gat (in each case including estimated accrued interest and early repayment fees).

The debt instruments to which OPC and its operating companies are party to require compliance with financial covenants. Under each of these debt instruments, the creditor has the right to accelerate the debt or restrict the company from declaring and paying dividends if, at the relevant testing date, the applicable entity is not in compliance with the defined financial covenants ratios.

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

Hadera Financing Agreement

In July 2016, Hadera entered into a NIS 1 billion (approximately $274 million) senior facility agreement to finance the construction of Hadera’s power plant in Hadera. The Hadera Financing Agreement includes provisions as are customary in project financing agreements, including provisions regarding certain restrictions on entering into material agreements and other material actions (including terminating, cancelling or amending such engagements) without the consent of the lenders, involving agreements of this type and undertakings in connection with guarantees and indemnification as is generally accepted.  Pursuant to the agreement, the lenders undertook to provide Hadera with financing in several facilities, including a term loan facility, a standby facility, a debt service reserve amount, or DSRA, facility to finance the DSRA deposit, and a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties.

The loan is to be repaid in quarterly installments according to repayment schedules specified in the agreement. The financing matures 18 years after the commencement of repayments in accordance with the provisions of the agreement which commenced approximately half a year following the commencement of commercial operation of the Hadera plant.

The senior facility agreement is secured by liens over some of Hadera’s existing and future assets and on certain OPC and Hadera rights, in favor of Israel Discount Bank Ltd., as collateral agent on behalf of the lenders. The senior facility agreement also contains certain restrictions and limitations, including:

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

As of December 31, 2024, Hadera has made drawings in the aggregate amount of NIS 585 million (approximately $160 million) under the NIS 1 billion loan agreement.

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

OPC Bonds (Series C)

In September 2021, OPC issued a series of bonds at a par value of approximately NIS 851 million (approximately $266 million), with the proceeds of the issuance designated, among other things, for early repayment of Rotem’s financing (Series C). The bonds are listed on the TASE. The bonds are not CPI-linked and bear annual interest of 2.5%. The bonds are repayable in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28, 2024 through August 31, 2030 (the first interest payment was due February 28, 2022). The bonds are rated A- by Maalot. The issuance expenses amounted to about NIS 9 million.

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

Furthermore, the Bond C deed of trust includes an undertaking by OPC to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series without, among other things, maintaining the same rating of the bonds subsequent to such expansion, and provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). The financial covenants include maintaining the ratio between net consolidated financial debt (less the financial debt designated for the construction of projects that have not yet started generating EBITDA) and Adjusted EBITDA at no more than 13 (and for the purpose of distribution as defined in the Bond C deed of trust - not more than 11), minimum equity (standalone) of NIS 1 billion (and for the purpose of distribution - NIS 1.4 billion), equity to asset ratio (standalone) of no less than 20% (and for the purpose of distribution - no less than 30%), and equity to (consolidated) balance sheet ratio of no less than 17%. As at December 31, 2024, OPC met the financial covenants.

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

The Bonds D deed of trust includes customary terms similar to Bond B and Bond C deeds of trust described above except, mainly, in relation to the payment schedule, the annual interest (6.2%) and the financial covenant of minimum equity (NIS 2 billion ($548 million)) and the purpose of distribution (NIS 2.4 billion ($658 million)).

OPC Israel Financing Agreements

In August 2024, OPC Israel entered into two financing agreements with Bank Hapoalim and Bank Leumi for loans in aggregate amount of approximately NIS 1.65 billion (approximately $443 million) (the “Financing Agreements”). The loans were used primarily for early repayment of the existing project financing of the Zomet and Gat power plants in the amounts of approximately NIS 1.14 billion (approximately $307 million) in respect of Zomet, and approximately NIS 443 million (approximately $119 million) in respect of Gat (in each case including estimated accrued interest and early repayment fees).

The loans bear interest at a rate based on Prime interest plus a spread ranging from 0.3% to 0.4%. The loan principal is repayable in quarterly installments from March 25, 2025 through December 25, 2033 as follows: 0.5% per quarter in 2025; 0.75% per quarter in 2026; 1% per quarter in 2027-2029; 5% per quarter in 2030-2032; and 5.75% per quarter in 2033. The Financing Agreements include covenants and events of default provisions including the following financial covenants: OPC Israel’s net debt to EBITDA ratio not exceeding 8 and equity to asset ratio not falling below 20%; OPC’s equity not falling below NIS 1.1 billion; and distributions (including repayment of OPC Israel and its subsidiaries’ subordinated shareholder loans) by OPC Israel are subject to net debt to adjusted EBITDA not exceeding 7. As at December 31, 2024, the loans under the Financing Agreements were drawn and the early repayment of the project financing for the Zomet and the Gat power plants were completed.

OPC Israel Additional Financing Agreement

On January 30, 2025, OPC Israel entered into a financing agreement with Israel Discount Bank Ltd. for the extension of a loan in the total amount of NIS 300 million ($82 million). On February 18, 2025, NIS 150 million of the loan amount was advanced to finance OPC Israel's activity, including repayment of shareholder loans and/or dividend distribution. OPC intends to make use of its share to repay debentures. The balance is expected to be withdrawn in the second half of 2025. The loan was received under conditions similar to those of other corporate financing agreements of OPC Israel in Israel, including, among other things, the principal repayment terms, interest terms, collateral and pledges provided, restrictions and undertaking, conditions for distribution and compliance with financial covenants.

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

CPV seeks to take advantage of opportunities to recycle its credit according to market conditions and, in any case, prior to the scheduled final repayment date. The credit facilities in place during construction are sourced from a consortium of international lenders (10-20 for each gas-fired project, fewer for renewable energy projects with lower capital needs) and executed in the “Term Loan A” market, which is substantially comprised of commercial banks, investment banks, institutional lenders, insurance companies, international funds, and equipment suppliers’ credit affiliates. CPV project companies have refinanced loans for gas-fired projects on both the Term Loan A market and the Term Loan B market, which includes mainly institutional lenders, international funds, and a number of commercial banks.

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security on assets and rights, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across the CPV project Term Loan A refinancing, while the Term Loan B market refinancing terms, generally, may be slightly more flexible, as customary in this market considering the project and the market conditions.  New variable rate credit facilities and refinancings of future debt bearing variable interest of the CPV Group project companies will have SOFR as their benchmark interest rate (with United States prime rate as an alternative, in a manner that corresponds to the existing credit facilities of the CPV Group project companies). In each market and often within each project loan, lenders extended loans to the CPV Group’s projects either according to a credit margin based on the SOFR, variable base interest rate or fixed interest. To minimize exposure to potential interest rate risk, CPV executes interest rate hedges for the main exposure at each project level, whereby the CPV project companies pay the major financial institutions fixed interest and receive variable interest payments for certain terms, according to the terms and conditions of the project and loan. The table below sets forth summaries of the key commercial terms of the senior credit facilities associated with each CPV project financing. The term loan commitment amounts once drawn and repaid, may not be drawn again, while ancillary credit facilities and working capital facilities are revolving in nature. The events of default consist of customary events of default, including, among others: breach of commitments and representations having a material adverse effect, failure of equity contributing party to fund during construction, nonpayment events, failure to adhere to certain covenants, various insolvency events, termination of the project’s activities or of significant parties in the project (as defined in the agreement), various events in connection with its regulatory status and maintenance of government approvals, certain changes in ownership of the project company, certain events in connection with the project, existence of legal proceedings in connection with the project, and the project not having the right to receive payments for its capacity and electricity—all of this in accordance with and subject to the terms, definitions and cure periods as stated in the relevant credit agreement.

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2024	Maturity Date	Annual interest	Covenants
Fairview	March 24, 2017	625	572(1)	June 30, 2025	Fixed debt interest rate – 5.4% SOFR – 8.2% Weighted-average interest as at December 31, 2024: 5.6%
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

Towantic	March 11, 2016	363	268(2)	June 30, 2025	Fixed debt interest rate – 5.1% SOFR – 8.7% Weighted-average interest as at December 31, 2024: 5.9%	Similar to Fairview (see above)

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2024	Maturity Date	Annual interest	Covenants
Maryland	August 8, 2014	450	308(3)	May 11, 2028 (Term Loan B) November 11, 2027 (Ancillary Facilities)	Fixed debt interest rate – 5.9% SOFR – 8.9% Weighted-average interest as at December 31, 2024: 7.0%
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

Shore	December 2018	535	436(4)	Dec. 27, 2025 (Term Loan) Dec. 27, 2023 (Ancillary Facilities)(2)	Fixed debt interest rate – 4.1% SOFR – 9.1% Weighted-average interest as at December 31, 2024: 5.4%
Historic rolling 4 quarter debt service coverage ratio of 1:1. CPV is currently in compliance with this covenant. Distributions are subject to, among others, certain reserve requirements, and having no existing default or event of default.

Valley	June 12, 2015 as amended in June 2023	470	378(5)	Extended to May 31, 2026	SOFR – 10.8% Weighted-average interest as at December 31, 2024: 10.8%
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

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2024	Maturity Date	Annual interest	Covenants
Keenan II	August 2021	120	81(6)	December 31, 2030	Fixed debt interest rate – 2.0% SOFR – 6.5% Weighted-average interest as at December 31, 2024: 3.0%
Distributions are subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and that no grounds for repayment or breach event exist (as defined in the financing agreement)

Three Rivers	August 21, 2020	875	706(7)	June 30, 2028(2)	Fixed debt interest rate – 4.6% SOFR – 9.1% Weighted-average interest as at December 31, 2024: 5.3%	Similar to Fairview (see above)
Mountain Wind	April 6, 2023	92	68(8)	April 6, 2028	Fixed debt interest rate – 4.9% SOFR – 7.0% Weighted-average interest as at December 31, 2024: 5.4%
Distributions are subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.20 during the preceding 12-month period that preceded the distribution, and that no grounds for repayment or breach event exist (as defined in the financing agreement).

Rogue's Wind	August 16, 2024	257	(9)	(10)	Construction Term Loan interest: SOFR + 1.75% Term Loan interest: SOFR + 1.85% Bridge Loan interest: SOFR + 1.5%
Distributions is subject to compliance with several terms including compliance with a minimum debt service coverage ratio of 1.20 during the four quarters that preceded the distribution (proportionately to the measurement period which is less than four quarters), and a condition whereby no grounds for repayment or default event exist.

Project	Financial Closing Date	Total Commitment (approximately in $millions)	Total Outstanding/ Issued (approximately in $millions) as of Dec. 31, 2024	Maturity Date	Annual interest	Covenants
CPV Maple Hill, Stagecoach, CPV Backbone	August 23, 2023	370(11)	179	August 23, 2027 or a year after the conversion date of the third qualifying project	Fixed debt interest rate – 6.4% SOFR – 7.9% Weighted-average interest as at December 31, 2024: 6.6%	Each project is required to meet a projected minimum DSCR ratio(12) of 1.3, based on the stream of income from PPAs and green certificates, and 1.8 based on the stream of income from market sales

(1)	Consisting of Term Loan (Variable): $540 million, Ancillary Facilities (Working Capital Loan: No funds have been drawn under the agreement; Letters of Credit/LC Loans: approximately $32 million).

(2)	Consisting of Term Loan: $236 million, Ancillary Facilities (Working Capital Loan: No funds have been drawn under the agreement; Letters of Credit/LC Loans: $32 million)

(3)	Consisting of Term Loan(Variable): $274 million, Ancillary Facilities (Variable): $34 million

(4)	Consisting of Term Loan: $361 million (see description below), Ancillary Facilities (variable) ($75 million).

(5)	Consisting of Term Loan: $322 million, Ancillary Facilities (Working Capital Loan: No funds have been drawn under the agreement; Letters of Credit/LC Loans: $56 million)

(6)	Consisting of Term Loan: $67 million, Ancillary Facilities (Working Capital Loan (variable interest): No funds have been drawn under the agreement and Letters of Credit: $14 million)

(7)	Consisting of Term Loan (Variable): $574 million, Term Loan (Fixed): $92 million, Ancillary Facilities (Working Capital Loan: $0; Letters of Credit/LC Loans: $40 million).

(8)	Consisting of Term Loan (Variable): $17 million, Term Loan (Fixed): $51 million.

(9)	No funds have been drawn under the agreement.

(10)
The loans and ancillary facilities will mature three years from the loan conversion date, the date when the construction term loan will be converted into a loan on the commercial operation date. The expected commercial operation date for the Rogue’s Wind project is scheduled in the first half of 2026.

(11)	Consisting of Term Loan: $179 million (withdrawn from the Total Financing Commitment amount), Ancillary Facilities (Letters of Credit: $18.5 million, Bridge Loan up to $150 million).

(12)	The ratio between the free cash flow for debt service and the principal and interest payments for the relevant period.

The $370 million financing agreement with Israeli banks.

In August 2023, the CPV Group entered into a $370 million financing agreement with lenders including Israeli banking corporations for the purpose of financing the construction and initial operating period of qualifying projects in the field of renewable energy in the United States. CPV’s Maple Hill, Stagecoach and Backbone projects are qualifying projects.

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

A total of approximately $178.5 million was drawn by the CPV Group from the total financing commitment as part of financing of construction and financing of initial activation. CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of approximately 75% of the balance of the loans and opted to apply cash flow hedge accounting rules.

Shore Refinancing.

On February 4, 2025, CPV Group refinanced Shore’s financing (the “New Financing”).  Terms of the New Financing agreement include: $325 million, 7-year TLB Term Loan, with $61 million, 7-year TLC Term Loan both maturing on February 4, 2032; and $50 million, 5-year Revolver for working capital and other LC purposes maturing on February 4, 2030.

The interest rate on the loans is a SOFR-based rate with a spread of 3.75%. The rate and scope of the repayment of the TLB Term Loan vary until the final repayment, in accordance with a combination of mandatory amortization (1% each year) and a leverage based cash sweep mechanism ranging from 100% to 75% cash sweep.

The New Financing agreement requires the hedging of the interest rate for at least 50% of the projected nominal balance of the loan for a period of three years starting from the completion date, and requires historical debt service coverage ratio of 1:1 during the last 12 months. The debt service coverage ratio requirement is first measured on December 31, 2025 (adjusted pro-rata for the period from the effective date of the New Financing agreement), and at the end of each subsequent calendar quarter.

In connection with the closing of the New Financing of Shore, an amount of approximately $80 million was provided to Shore by all of its equity holders (“Deleveraging Amount”), with the CPV Group’s share in the Deleveraging Amount approximately $55 million. Prior to the closing of the New Financing Agreement, CPV entered into a purchase agreement to acquire an additional 20% interest in Shore, and now holds approximately 90% of Shore. The CPV Group funded the portion of Deleveraging Amount (approximately $17 million) attributed to such acquired interest.

Letters of Credit (LCs).

During 2024, the CPV Group entered to several LC arrangements with banking institutions in an aggregate scope of approximately $160 million which are valid up to the second half of 2024. Such LCs were used mainly for collaterals to development projects and the Valley hedging transaction. The LCs are secured by collateral as required by the issuing corporations (including a guarantee by CPV or cash deposit, as the case may be).

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

OPC

Israel

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the EA, with some discount. Under the agreements with the private customers, OPC charges its customers generation component tariffs, as published by the EA, with some discount.  In general, an increase or decrease in the generation component has a positive or negative, as applicable, effect on OPC’s results. In January 2025, an annual update of the tariff for 2025 came into effect for the IEC’s electricity consumers. According to the EA’s decision, the generation component was updated to NIS 0.2939 per KWh, a decline of approximately 2.2% in the weighted average generation component, this being mainly as a result of a decrease in the IEC’s generation cost due to a reduction in the use of coal and a forecasted decline in the IEC’s natural gas price. In addition, there was a non-recurring recognition of surplus receipts from sale of the Eshkol power plant, which led to a reduction in the generation component.

In 2024, the EA made a public announcement regarding a proposal for changes in the tariff structure (the generation component) inviting market players to submit feedback in connection with the proposals. The proposals are designed to update the tariff determination methodology. OPC submitted a response as part of the “Public Announcement”, which included a professional opinion and comments with respect to the arrangements presented therein, and is continuing to study the proposed arrangements, their possible impacts on its activities. OPC believes that changes in the generation component, including following the Public Announcement, if approved, could have an unfavorable impact on the results of OPC’s activities in Israel. For example, based on current format of the generation component, a change of 1 Agura in the generation component could have an impact of about NIS 30 million on the segment’s EBITDA in Israel. For further details, see “Item 4.B—Business Overview—Industry Overview—Overview of Israeli Electricity Generation Industry—Call for proposals regarding proposed changes to the tariff structure.”

Natural gas is the main fuel used by OPC's power plants in operation in Israel and in the United States in the Energy Transition segment. OPC is therefore affected by changes in the natural gas market (including prices, availability, competition, demand, regulation) in the markets in which it operates.  For further developments in energy prices, see “—Material Factors Affecting Results of Operations—OPC.” In recent years, the introduction of renewable energies has been on the rise, in view of, among other things, the setting of targets by regulators and the setting of incentives and ESG trends which affect the demand for renewable energies. There has been a growing interest among investors as well as among other stakeholders such as customers, employees, credit providers, regarding the climate and environmental impacts of various activities. As part of this trend, existing and potential investors, and also other stakeholders, take into account ESG considerations relating to environmental, social and corporate governance aspects, as part of their investment and business policies, including with respect to the provision of credit. This trend may manifest itself in various ways, including subjecting investments and/or provision of credit to compliance with ESG standards, investors’ implementing a policy of refraining from advancing debt or making investments in OPC due to its natural gas activity; an effect on finance costs; difficulty in recruiting employees, and more. These trends might have an adverse effect on OPC’s business and financial position, including impairment of some of its assets, increase in the price of its debt, and difficulty to raise capital. OPC believes that during 2024, the level of the ESG risk in OPC’s operations has declined proportionately, due to, among other things, the expected increase in demand for electricity following the increased use of AI and the need for server farms and the approach whereby generation using natural gas is a necessary means to support these trends, and due to the change of administration in the US.

There is a significant uncertainty as to the development of the War (which started in October 2023 and as at the date of this report is still underway) and its impact on OPC and its operations, and there is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital markets and the credit rating of the State of Israel and Israeli financial institutions (particularly the Israeli banking system) During 2024, the intensity of combat and security tensions escalated on other fronts as well, especially in northern Israel, against Hezbollah and against Iran and the Houthis in Yemen.  During 2024 and thereafter, the War has had impacts including disruption to marine shipping routes due to attacks on merchant and shipping vessels and considerably less flights by foreign airlines to and from Israel. These effects have had and may have, from time to time, an adverse effect on the arrival of equipment and foreign personnel to Israel (including personnel and equipment required to carry out maintenance and construction work in OPC’s sites in Israel) and the arrival times. At the same time, the War did not have a significant impact on the level of demand for electricity by Group's consumers in Israel. However, OPC’s customers have facilities in Israel which may be exposed to physical damage or to economic and other effects of the War, and their continued normal activity (and accordingly OPC's revenues therefrom) may also be adversely affected by the War.  See, “Item 3D Risk Factors—Risks Related to OPC’s Israel Operations—The War may affect OPC Operations in Israel” and “—Material Factors Affecting Results of Operations—OPC—Macroeconomic, security and geopolitical conditions in the countries of operation and their regions—Israel.”

United States

The energy sector in the United States is affected by global and domestic trends.  Disruptions to the supply chain, government levies, exchange and interest rates and federal and state policies and regulation all affect the activity of the energy sector, as well as the pace and direction of the change trends to the energy infrastructures and the energy markets.

Trends in energy demand

The United States demand for electricity has started to increase after nearly a decade of limited or flat growth. In 2010 and 2020, total electricity consumption in the United States was approximately 3,900 TWh, whereas in 2024 it was expected to be approximately 4,100 TWh.  The system operators in areas in which CPV Group primarily operates, PJM, NY-ISO and ISO-NE, are expecting annualized growth rate between 0.8%-2.0% summer peak load growth over the next 10 to 20 years.  PJM expects its summer peak to climb about 70,000 MW to 220,000 MW over the next 15 years. Load growth is increased mainly due to data centers and electrification of the economy. Industry estimations are that the U.S. data center load is approximately 15 GW currently and expected to more than double by 2030 to approximately 35-45 GW.  The higher load growth combined with fewer new dispatchable resources is expected to affect the overall level of electricity prices and capacity and on the instability in prices.

Trends in energy sources and transition to renewable energy

The transition in the United States to renewable energy and low-carbon emission generation has been accelerating in recent years. Hydroelectric generation was a mainstay of the industry from its early days, and certain parts of the country have a significant resource base thereto.

Despite the assumption that electricity production using renewable energy reflects lower variable costs, these means of production depend on production resources (wind or solar) that are not available 24/7 consecutively and are subject to uncontrollable nature conditions; therefore, to maintain a reliability of supply, there is a need to have in place means for storage of electricity or other means to produce electricity to support demand when production using wind or solar is not available. A change in the integration of resources in the United States is expected to affect both the overall level of electricity prices and capacity, but also the instability in prices as stated above.  See also, “—Policy Changes” below.

Trends affecting profitability in the area of Energy Transition (natural gas)

The price of natural gas is significant in setting the price of electricity in most territories where the CPV Group has projects. Overall, the CPV Group’s projects are in relatively favorable locations on interstate pipelines and in critical locations on the electrical grid to support increasing urban demand. The natural gas prices are impacted by numerous variables, including demand in the industrial, residential and electricity sectors, productivity and supply of natural gas, natural gas production costs, location and changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of natural gas customers and producers. In addition, the price of imported liquefied natural gas affects the natural gas prices during the winter in New England and New York, which has a direct effect on the Towantic and Valley power plants.

Accordingly, electricity and natural gas prices are key factors in the profitability of the CPV Group, as well as capacity prices in the operating areas of the power plants of the CPV Group. A number of variables impact the profitability of the Energy Transition power plants of the CPV Group, including the price of various fuels, the weather, load increases and unit capacity, which cumulatively affect the gross margin and the profitability of the CPV Group.

In general, in 2024, there were no significant changes in the average natural gas prices compared to the corresponding period last year. In the fourth quarter of 2024, Natural gas prices generally increased in 2024 compared with 2023. In the opinion of the CPV Group, the increase arises, among other things, from relatively colder weather leading to higher production levels from the U.S. natural gas inventory and pressure on prices in the Algonquin area (an area that relies, among other things, on liquefied gas imports to meet demand) stemming from uncertainty regarding natural gas inventory levels in Europe.

In general, with the current generation mix of less efficient units compared to those of the CPV Group, the higher the gas prices – the higher the marginal energy prices of the CPV Group facilities (the effect may vary between different projects due to their characteristics and location).  This effect may be partially or fully offset by hedging plans in respect of some of the electricity and capacity margins, with the aim of moderating the volatility in the commodities market in general and the energy and natural gas prices in particular. During 2024, hedging agreements and future sale agreements were in place for the Energy Transition power plants for a portion of the output.

Moreover, the profitability of the CPV Group is affected by the capacity of the power plants, due to the ongoing operation and maintenance works, as well as scheduled and non-scheduled maintenance works.

In addition, many of the components required for the purpose of building Energy Transition or renewable energy projects are dependent on global suppliers, and generally local supply options are unable to meet the demand. The energy sector, including the value and costs of the CPV Group’s projects may be affected by a policy whose objective is to increase local production, by tariffs and levies placed on products required to build facilities, and by global disruptions to the supply chain

Reliability concerns and limited new conventional generation in certain areas are also effecting the trends in the Energy Transition segment.

For trends in energy prices, see “—Material Factors Affecting Results of Operations—OPC—Activities in the U.S.”

Policy Changes

Recent policy shifts along with the entry of the Trump administration in January 2025, has created uncertainties that could impact the energy sector, particularly regarding support in renewable energy and imposing increased tariffs on import of equipment to the U.S., which, among other things, can be used to construct and maintain power plants and energy generation facilities. Since assuming office in January 2025, President Trump has issued executive orders to promote fossil fuel production and reduce support for renewable energy unlike the former administration. Such executive orders have included, inter alia, (i) Executive Order 14154 (“EO 14154”) which directs all federal agencies to pause funds  and government support under various laws and (ii) a memorandum titled “Temporary Withdrawal of All Areas on the Outer Continental Shelf from Offshore Wind Leasing and Review of the Federal Government's Leasing and Permitting Practices for Wind Projects” (the “Offshore Wind Memo”) which, among other things, directs all federal agencies not to issue new or renewed approvals, permits, leases or loans for onshore or offshore wind projects pending the completion of a comprehensive federal review of federal wind leasing and permitting practices. CPV estimates that the EO 14154 does not have materially adversely impact its projects’ operations.

With respect to the Offshore Wind Memo, although the CPV Group’s wind projects are not situated on federal lands, wind projects in the development pipeline may still be impacted by the general moratorium on federal permits to the extent required.

In addition, the Trump administration has imposed tariffs on, among other things, import from certain countries, including Mexico, Canada and China in a way that may cause disruptions in supply chains and impact imports of equipment required for natural gas and/or renewable energy projects, and consequently on equipment costs in general. President Trump announced a 25% tariff on steel and aluminum imports, which could lead to increased project costs.

The CPV Group is monitoring the policy changes of the new administration and assessing the developments and impacts of the memos, current and any additional executive orders, if any, and imposing of  tariffs or other levies, as well as legal proceedings on these matters or macro events. Currently, it is too soon to evaluate the full effects of the change of policy of the Trump administration on the energy sector and the U.S. market as a whole and there is no certainty as to the scope of the policy change or its impact (which may be different than as discussed above).

E.	Critical Accounting Estimates

In preparing our financial statements, we make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Our estimates and associated assumptions are reviewed on an ongoing basis and are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements:

•	allocation of acquisition costs;

•	long-term investment (Qoros); and

•	Recoverable amount of cash-generating unit that includes goodwill.

For further information on the estimates, assumptions and judgments involved in our accounting policies and significant estimates, see Note 2 to Kenon’s financial statements included in this annual report.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 6.          Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors(1):

Name	Age	Function	Original Appointment Date	Current Term Begins	Current Term Expires
Antoine Bonnier	41	Board Member	2016	2024	2025
Laurence N. Charney	77	Chairman of the Audit Committee, Compensation Committee Member, Board Member, ESG Committee Member	2014	2024	2025
Barak Cohen	43	Board Member	2018	2024	2025
Cyril Pierre-Jean Ducau	46	Chairman of the Board, Nominating and Corporate Governance Committee Chairman, ESG Committee Member	2014	2024	2025
N. Scott Fine	68	Audit Committee Member, Compensation Committee Chairman, Board Member	2014	2024	2025
Bill Foo	67	Board Member, Nominating and Corporate Governance Committee Member	2017	2024	2025
Aviad Kaufman	54	Compensation Committee Member, Board Member, Nominating and Corporate Governance Committee Member	2015	2024	2025
Robert L. Rosen	52	Chief Executive Officer, Board Member and ESG Committee Chairman	2023	2024	2025
Arunava Sen	64	Board Member, Audit Committee Member, ESG Committee Chairman	2017	2024	2025

(1) Ms Tan Beng Tee stepped down from the Board effective November 27, 2024

Our Constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Robert L. Rosen	52	Chief Executive Officer & Director
Deepa Joseph	49	Chief Financial Officer

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

Barak Cohen. Mr. Cohen is a Managing Director at Quantum Pacific (UK) LLP and of Qoros, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at IC since 2008 most recently as IC’s Senior Director of Business Development and Investor Relations. Prior to joining IC, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds Bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

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

Senior Management

Deepa Joseph. Ms. Joseph joined Kenon in June 2023 and has served as Chief Financial Officer from September 2023. Ms. Joseph also serves as Chief Financial Officer of Ansonia. Previously, Ms. Joseph served in senior finance positions from 2012 to 2023 in Eastern Pacific Shipping Pte. Ltd. and Quantum Pacific Shipping Services Pte. Ltd, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. She is a Chartered Accountant (Institute of Singapore Chartered Accountants).  She holds a Masters in Business Administration (specializing in Accountancy) from Nanyang Business School, Singapore and Bachelors in Science (Mathematics) from Mahatma Gandhi University, India.

B.	Compensation

We pay our directors compensation for serving as directors, including per meeting fees.

For the year ended December 31, 2024, the aggregate compensation accrued (comprising remuneration and the aggregate fair market value of equity awards granted) for our directors and executive officers was approximately $3 million.

For further information on Kenon’s Share Incentive Plan 2014, see “Item 6.E Share Ownership.”

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

Board of Directors

Our Constitution gives our board of directors general powers to manage our business. The board of directors, which consists of nine directors, oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives. Cyril Pierre-Jean Ducau serves as our Chairman.

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

D.	Employees

As of December 31, 2024, we and our consolidated subsidiaries employed 344 individuals, respectively, as follows:

Company	December 31, 2024
OPC(1)	338
Kenon	6
Total	344

(1)	This table includes CPV’s employees.

OPC

As of December 31, 2024, OPC employed 338 employees (including 167 CPV employees). For further information on OPC’s employees, see “Item 4.B Business Overview—Our Businesses—OPC’s Business—OPC’s Description of Operations—Employees.”

E.	Share Ownership

Interests of our Directors and our Employees

In 2024, Kenon had in place the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. Under the Share Incentive Plan 2014 and the Share Option Plan 2014, Kenon may from time to time grant awards over its shares, and options in respect of its shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014, when added to the total number of new shares allotted and issued and/or to be allotted and issued and issued shares (including treasury shares) delivered and/or to be delivered (i) pursuant to awards already granted under the Share Incentive Plan 2014; and (ii) pursuant to options already granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon granted awards of shares to directors and certain members of its management under the Share Incentive Plan 2014 in 2024, with a value of $0.5 million. In 2024, following approval of our shareholders, we extended the term of the Share Incentive Plan 2014 for further ten years from 2024.

The Share Option Plan 2014, which was approved and adopted by our Board of Directors on December 10, 2014, has since expired on December 9, 2024. No further options may be granted under the Share Option Plan 2014 following its expiry and there are no options outstanding under the Share Option Plan 2014.

Equity Awards to Certain Executive Officers—Subsidiaries and Associated Companies

Kenon’s subsidiaries and associated companies may, from time to time, adopt equity compensation arrangements for officers and directors of the relevant entity. Kenon expects any such arrangements to be on customary terms and within customary limits (in terms of dilution). In 2024, OPC allocated equity compensation comprising 517,707 options to certain employees, in accordance with the Equity Compensation Plan adopted by OPC in June 2024, and in January 2025, OPC allocated 203,663 options to OPC’s chairman of the board, and in March OPC allocated 440,677 options to certain employees and officers.

ITEM 7.          Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2025, by each person or entity beneficially owning 5% or more of our ordinary shares, based upon the 52,150,242 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. The information set out below is based on public filings with the SEC as of March 31, 2025.

As of March 31, 2025, 52,148,903 of our shares (99.99%) were held by one holder of record in the United States, Cede & Co., as nominee for the Depository Trust Company, which indirectly holds our shares traded on the NYSE and the TASE. Such numbers are not representative of the portion of our shares held in the United States nor are they representative of the number of beneficial holders residing in the United States. Our remaining shares were held by 6 shareholders of record as of that date.

All of our ordinary shares have the same voting rights.

Beneficial Owner	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.(1)	32,497,569	61.6%
Harel Insurance Investments & Financial Services Ltd(2)	2,716,996	5.1%
Yelin Lapidot Holdings Management Ltd.(3)	2,647,519	5.06%
Clal Insurance Enterprises Holdings Ltd.(4)	2,658,773	5.0%
Directors and Senior Management (Executive Officers)	—	*(5)

(1)
Based solely on the Schedule 13-D/A (Amendment No. 5) filed by Ansonia Holdings Singapore B.V. with the SEC on July 7, 2021. A discretionary trust, in which Mr. Idan Ofer is the beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

(2)
Based solely on the Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd (“Harel”) with the SEC on January 17, 2025. According to the Schedule 13G, the 2,716,996 ordinary shares consists of (i) 2,622,366 ordinary shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 94,630 ordinary shares held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.

(3)
Based solely on the Schedule 13G filed by Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings") with the SEC on February 6, 2025. According to the Schedule 13G, the 2,647,519 ordinary shares consists of (i) 344,650 ordinary shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., a wholly-owned subsidiary of Yelin Lapidot Holdings and (ii) 2,302,869 ordinary shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., a wholly-owned subsidiary of Yelin Lapidot Holdings.  According to the Schedule 13G, Mr. Yelin owns 24.38% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings, Mr. Lapidot owns 24.62% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings.

(4)
Based solely on the Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd. (“Clal”) with the SEC on August 5, 2024. According to the Schedule 13G, the 2,658,773 ordinary shares consists of (i) 28,553 ordinary shares beneficially held for its own account; and (ii) 2,630,220 ordinary shares held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

(5)	Own less than 1% of Kenon’s ordinary shares.

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

For a discussion of significant legal proceedings to which OPC’s businesses are party and other contingent liabilities, see Note 18 to our financial statements included in this annual report.

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 4.B.—Our Businesses—Qoros,” “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2025 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our Constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

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

Dividends

Any dividends we may pay are limited by the amount of available distributable reserves, which, under Singapore law, is assessed on the basis of Kenon’s stand-alone accounts (which are based upon the SFRS). Under Singapore law, it is also possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. The completion of a capital reduction exercise may require the approval of the Singapore Courts, and we may not be successful in our attempts to obtain such approval. In addition, we have completed significant capital reduction exercises in connection with some prior distributions, and we have limited additional capacity to effect distributions through capital reductions.

Additionally, because we are a holding company, our ability to pay cash dividends, or declare a distribution-in-kind of the ordinary shares of any of our businesses, may be limited by restrictions on our ability to obtain sufficient funds through dividends from our businesses, including restrictions under the terms of the agreements governing the indebtedness of our businesses. Subject to the foregoing, the payment of cash dividends, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by our board of directors. Generally, a final dividend is declared out of profits disclosed by the accounts presented to the annual general meeting, and requires approval of our shareholders. However, our board of directors can declare interim dividends without approval of our shareholders.

Bonus Issues

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.

Takeovers

The Singapore Code on Take-overs and Mergers, the Singapore Companies Act and the Securities and Futures Act 2001 regulate, among other things, the acquisition of voting shares of Singapore-incorporated public companies. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

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

In October 2014, the Securities Industry Council of Singapore waived the application of the Singapore Code on Take-overs and Mergers to Kenon, subject to certain conditions. Pursuant to the waiver, for as long as Kenon is not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the offeror relies on a Tier 1 exemption to avoid full compliance with U.S. tender offer regulations, the Singapore Code on Take-overs and Mergers shall not apply to Kenon.

Insofar as the Singapore Code on Take-overs and Mergers applies to Kenon, the Singapore Code on Take-overs and Mergers generally provides that the board of directors of Kenon should bring the offer to the shareholders of Kenon in accordance with the Singapore Code on Take-overs and Mergers and refrain from taking any action which will deny the shareholders from the opportunity to decide on the merits of the offer.

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

Our Constitution provides that Kenon may by ordinary resolution of which special notice has been given, remove any director before the expiration of his period of office, notwithstanding anything in the Constitution or in any agreement between Kenon and such director and appoint another person in place of the director so removed.

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

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e., the holding company, subsidiary or subsidiary of a common holding company), no disclosure need be made of the fact that the director or chief executive officer is also a director or chief executive officer of that corporation, unless the constitution provides otherwise.

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

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect and that could affect the tax considerations described below. This summary does not purport to be a complete description of the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares, nor does it address the application of U.S. federal estate, gift or other non-income tax considerations or any state, local or foreign tax considerations. Moreover, this summary does not address all the tax considerations that may be relevant to holders of our ordinary shares in light of their particular circumstances, including any alternative minimum tax considerations and the Medicare tax on certain investment income, or to holders that are subject to special rules such as (but not limited to):

•	persons that are not U.S. Holders;

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	cooperatives;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	banks and other financial institutions;

•	broker-dealers;

•	pass-through entities;

•	persons that hold our ordinary shares through partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes);

•	persons that acquire our ordinary shares through any employee share option or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	investors that hold our ordinary shares as part of a “hedge,” “straddle,” “conversion,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. Dollar; and

•	individuals who receive our ordinary shares upon the exercise of compensatory options or otherwise as compensation.

No assurance can be given that the Internal Revenue Services (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations set forth below.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

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

Dividend distributions made by us that are received by individual and other non-corporate U.S. Holders will generally qualify for a reduced maximum tax rate, provided that: (i) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) we were eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) our ordinary shares are readily tradable on an established securities market in the United States. The United States does not currently have a comprehensive income tax treaty with Singapore. However, the ordinary shares should be considered to be readily tradable on established securities markets in the United States because they are listed on the NYSE. As discussed below under “—Passive Foreign Investment Company,” however, although we believe that we were not treated as a PFIC for either the taxable year ended December 31, 2023 and December 31, 2024, we likely were treated as a PFIC for the taxable year ended December 31, 2022 and could again be treated as a PFIC for foreseeable future taxable years. Therefore, dividends with respect to our ordinary shares may not qualify for the reduced rate. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Taxation of Dispositions of the Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize gain or loss upon the sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. Such gain or loss will generally be long-term capital gain or loss if, on the date of sale or disposition, the U.S. Holder’s holding period in such ordinary shares exceeds one year. Long-term capital gains of individual and other non-corporate U.S. Holders are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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

Based upon our current and projected income and assets (including unbooked goodwill), taking into account our proportionate share of the income and assets of other corporations in which we own, directly or indirectly, 25% or more (by value) of the stock, and the market price of our ordinary shares, we believe that we were not treated as a PFIC for the taxable year ended December 31, 2024. Although we believe that we were not a PFIC for either the taxable year ended December 31, 2024 or December 31, 2023, we were likely treated as a PFIC for the taxable year ended December 31, 2022. Additionally, depending upon the composition of our income and assets and the market price of our ordinary shares in 2025 and subsequent taxable years, we could again be classified as a PFIC for the taxable year ending December 31, 2025 and foreseeable future taxable years. Whether we are, or will be, classified as a PFIC, however, is a factual determination made annually that will depend, in part, upon the composition of our income and assets in that year. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us being classified as a PFIC for the current or subsequent taxable years.

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

The PFIC rules are complex, and each U.S. Holder should consult its tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership, and disposition of our ordinary shares.

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

If we are classified as a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our ordinary shares, the holder will generally be subject to the PFIC rules with respect to (i) any excess distribution made to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of our ordinary shares. In addition, dividends paid in respect of our ordinary shares would not be eligible for the lower tax rate described under “—Taxation of Dividends and Other Distributions on the Ordinary Shares” above.

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

A U.S. Holder that makes a timely QEF Election generally (i) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (ii) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election will generally recognize capital gain or loss on the sale or other taxable disposition of ordinary shares.

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

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to a revocation of such election. Each U.S. Holder should consult its tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Foreign Financial Asset Reporting

A U.S. Holder may be required to report information relating to an interest in our ordinary shares, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the U.S. Holder’s federal income tax return. A U.S. Holder may also be subject to significant penalties if the U.S. Holder is required to report such information and fails to do so. U.S. Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to the ownership and disposition of our ordinary shares.

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

For further information on our market risks and the sensitivity analyses of these risks, see Note 29—Financial Instruments to our financial statements included in this annual report.

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

Our management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by our independent registered public accounting firm and their report thereon is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

KPMG LLP, a member firm of KPMG International, is our independent registered public accounting firm for the audits of the years ending December 31, 2024 and 2023.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, and other member firms within the KPMG network, for the years ended December 31, 2024 and 2023 for Kenon and its consolidated entities.

	Year ended
	December 31,
	2024	2023
	(in thousands of USD)
Audit Fees(1)	4,879	5,030
All other services	186	2
Tax Fees(2)	180	180
Total	5,245	5,212

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

In March 2023, Kenon announced the Repurchase Plan for up to $50 million. In September 2024, Kenon increased the amount of the Repurchase Plan to $60 million. Repurchases under the Repurchase Plan are subject to the authority of the share purchase authorization which was renewed by shareholders at the 2024 AGM and which will, continue in force until the earlier of the date of the 2025 AGM or the date by which the 2025 AGM is required by law to be held. At this meeting, we intend to seek authorization to renew such authorization. The plan has no expiration date. Through March 31, 2025, Kenon has purchased a total of 1.8 million shares for a total purchase price of approximately $48 million under the plan. Our Repurchase Plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the Repurchase Plan.

The table below is a summary of our repurchases in 2024, which were all conducted in the open market pursuant to such Repurchase Plan.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1 - 31, 2024	‐	$-	1,128,568	$21,868,789
February 1 - 28, 2024	‐	$-	1,128,568	$21,868,789
March 1 - 31, 2024	‐	$-	1,128,568	$21,868,789
April 1 - 30, 2024	‐	$-	1,128,568	$21,868,789
May 1 - 31, 2024	‐	$-	1,128,568	$21,868,789
June 1 - 30, 2024	‐	$-	1,128,568	$21,868,789
July 1 - 31, 2024	‐	$-	1,128,568	$21,868,789
August 1 - 31, 2024	‐	$-	1,128,568	$21,868,789
September 1 - 30, 2024	66,966	$26.37	1,195,534	$30,102,997	(1)
October 1 - 31, 2024	113,332	$27.39	1,308,866	$26,998,621
November 1 - 30, 2024	158,979	$29.00	1,467,845	$22,388,233
December 1 - 31, 2024	41,470	$29.78	1,509,315	$21,153.340

(1)	In September 2024, the size of the Repurchase Plan was increased by $10 million.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Our consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024 included in this report have been audited by KPMG LLP, or KPMG Singapore, a member firm of KPMG International.  KPMG Singapore has also audited our consolidated financial statements in previous years.

On March 31, 2025, Kenon’s Audit Committee approved the appointment of Somekh Chaikin, or KPMG Israel, also a member firm of KPMG International, to serve as the independent registered public accounting firm for the audit of our consolidated financial statements, starting with the audit of our consolidated financial statements for the year ended December 31, 2025. Accordingly, KPMG Singapore is deemed to have been dismissed for the purposes of Item 16F(a)(1)(i) of Form 20-F. The appointment of KPMG Israel to replace KPMG Singapore as the independent registered accounting firm for the audit of our consolidated financial statements was approved by our audit committee.

During the years ended December 31, 2024 and 2023 and the subsequent period through the date of this report: (1) KPMG Singapore has not issued any reports on the consolidated financial statements of Kenon or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG Singapore qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to KPMG Singapore’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Prior to the appointment of KPMG Israel as described above, neither Kenon nor anyone acting on its behalf consulted KPMG Israel regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Kenon’s financial statements, and KPMG Israel did not provide either a written report or oral advice to Kenon that was an important factor considered by Kenon in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Kenon has provided KPMG Singapore with a copy of the foregoing disclosure and has requested that KPMG Singapore furnish a letter addressed to the SEC stating whether KPMG Singapore agrees with such disclosure and, if not, stating the respects in which KPMG Singapore does not agree. A copy of KPMG Singapore’s letter is filed herewith as Exhibit 15.4.

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

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1. See Exhibit 15.3 of this annual report on Form 20-F for the consolidated financial statements of ZIM, incorporated by reference in this annual report on Form 20-F.

ITEM 19.	Exhibits
Exhibit
Number	Description of Document
1.1
Kenon Holdings Ltd.’s Amended and Restated Constitution (Incorporated by reference to Exhibit 1.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 26, 2024)

2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millennium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3*	Description of Securities registered under Section 12 of the Exchange Act
4.1
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co. Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co. Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.2#
Sale and Purchase Agreement, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

8.1*	List of subsidiaries of Kenon Holdings Ltd.
11.2*	Insider Trading Policy
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, a member firm of KPMG International
15.2*	Consent of Somekh Chaikin, a member firm of KPMG International
15.3
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2024 and 2023 and for each of the three years in the three-year period ended December 31, 2024 (Incorporated by reference to pages F-1-F-70 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No: 21759864), filed with the SEC on March 12, 2025)

15.4*	Letter dated April 2, 2025 from KPMG LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.

*	Filed herewith.

#
Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private and confidential. The omissions have been indicated by Asterisks (“[***]”).

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2024 and 2023 and for the three years ended

December 31, 2024

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2024 and 2023 and for the three years ended December 31, 2024

KPMG LLP 12 Marina View #15-01 Asia Square Tower 2 Singapore 018961	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kenon Holdings Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 2, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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
Year ended December 31, 2024

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

Impairment assessment of goodwill arising from the acquisition of Gat power plant

As discussed in Notes 3.G and 13.C to the consolidated financial statements, the carrying amount of the cash generating unit (CGU) to which goodwill is allocated is reviewed at each reporting date for impairment. As of December 31, 2024, the Company’s goodwill of $61 million, arising from the acquisition of the Gat power plant in fiscal 2023, is primarily assigned to the activities of the Rotem, Hadera, and Gat power stations in Israel (OPC Power Plants CGU) within the OPC Power Plants segment.  The recoverable amount of the OPC Power Plants CGU is dependent on the discounted expected future cash flows. An impairment loss is recognized if the carrying value of the OPC Power Plants CGU exceeds its estimated recoverable amount.

We identified the evaluation of the impairment assessment of the goodwill for the OPC Power Plants CGU as a critical audit matter. Specifically, a high degree of auditor judgment was required to evaluate the discount rate and Generation Component within the discounted expected future cash flows. Additionally, the audit effort associated with evaluating the discount rate and the Generation Component required the involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of the OPC Power Plants CGU, including the controls related to the Company’s evaluation of the discount rate and the Generation Component within the discounted expected future cash flows. We involved valuation professionals with specialized skills and knowledge who assisted in 1) evaluating the discount rate by comparing it against an independently developed range of discount rates using inputs from publicly available information, 2) assessing the reasonableness of the significant assumptions used in developing the Generation Component by comparing these significant assumptions to publicly available information, and 3) performing sensitivity analyses over the discount rate and Generation Component to assess their impact on the Company’s determination of whether an impairment loss had occurred.

/s/ KPMG LLP

KPMG LLP
Public Accountants and
Chartered Accountants

We have served as the Company’s auditor since 2015.

Singapore
April 2, 2025

KPMG LLP 12 Marina View #15-01 Asia Square Tower 2 Singapore 018961	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kenon Holdings Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Kenon Holdings Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 2, 2025 expressed an unqualified opinion on those consolidated financial statements.

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
Year ended December 31, 2024

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

/s/ KPMG LLP

KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
April 2, 2025

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2024 and 2023

		As at December 31,
		2024	2023
	Note	$ Thousands

Current assets
Cash and cash equivalents	6	1,015,851	696,838
Short-term deposits and restricted cash	7	-	532
Trade receivables		80,403	67,994
Short-term derivative instruments		54	3,177
Other investments	8	142,619	215,797
Other current assets	26	23,758	111,703
Total current assets		1,262,685	1,096,041

Non-current assets
Investment in ZIM (associated company)	9	-	-
Investment in OPC's equity-accounted investees	9	1,458,625	703,156
Long-term restricted cash		16,444	16,237
Long-term derivative instruments	29	27,676	14,178
Deferred taxes	24	2,733	15,862
Property, plant and equipment, net	12	1,156,217	1,714,825
Intangible assets, net	13	71,809	321,284
Long-term prepaid expenses and other non-current assets	14	41,595	52,342
Right-of-use assets, net	17	175,457	174,515
Total non-current assets		2,950,556	3,012,399

Total assets		4,213,241	4,108,440

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2024 and 2023, continued

		As at December 31,
		2024	2023
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	15	84,519	169,627
Trade and other payables	16	93,991	181,898
Short-term derivative instruments	28	317	2,311
Current maturities of lease liabilities		4,016	4,963
Total current liabilities		182,843	358,799

Non-current liabilities
Long-term loans from banks and others	15	726,625	906,243
Debentures	15	455,955	454,163
Deferred taxes	24	147,714	136,590
Other non-current liabilities	16	31,536	109,882
Long-term derivative instruments		-	15,996
Long-term lease liabilities		9,027	56,543
Total non-current liabilities		1,370,857	1,679,417

Total liabilities		1,553,700	2,038,216

Equity	19
Share capital		50,134	50,134
Translation reserve		2,620	(3,658)
Capital reserve		63,954	69,792
Accumulated profit		1,491,197	1,087,041
Equity attributable to owners of the Company		1,607,905	1,203,309
Non-controlling interests		1,051,636	866,915
Total equity		2,659,541	2,070,224

Total liabilities and equity		4,213,241	4,108,440

____________________________ Cyril Pierre-Jean Ducau Chairman of Board of Directors	____________________________ Robert L. Rosen CEO	____________________________ Deepa Joseph CFO

Approval date of the consolidated financial statements: April 2, 2025

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
	Note	$ Thousands

Revenue	20	751,304	691,796	573,957
Cost of sales and services (excluding depreciation and amortization)	21	(521,877)	(494,312)	(417,261)
Depreciation and amortization		(85,640)	(78,025)	(56,853)
Gross profit		143,787	119,459	99,843
Selling, general and administrative expenses	22	(95,949)	(84,715)	(99,936)
Other (expenses)/income, net		(333)	7,819	2,918
Operating profit		47,505	42,563	2,825
Financing expenses	23	(115,247)	(66,333)	(50,397)
Financing income	23	46,934	39,361	44,686
Financing expenses, net		(68,313)	(26,972)	(5,711)

Gain on loss of control in the CPV Renewable	11	69,307	-	-
Share in profit of OPC's equity-accounted investees, net	9	44,825	65,566	85,149
Profit before income taxes		93,324	81,157	82,263
Income tax expense	24	(40,552)	(25,199)	(37,980)
Profit for the year from continuing operations		52,772	55,958	44,283
Profit/(loss) for the year from divestment of ZIM	5	581,315	(266,906)	305,376
Profit/(loss) for the year		634,087	(210,948)	349,659

Attributable to:
Kenon’s shareholders		597,673	(235,978)	312,652
Non-controlling interests		36,414	25,030	37,007
Profit/(loss) for the year		634,087	(210,948)	349,659

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	25
Basic/diluted profit/(loss) per share		11.34	(4.42)	5.80
Basic/diluted profit per share from continuing operations		0.31	0.58	0.13
Basic/diluted profit/(loss) per share from divestment of ZIM		11.03	(5.00)	5.67

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2024, 2023 and 2022

	For the year ended December 31,
	2024	2023	2022
	$ Thousands

Profit/(loss) for the year	634,087	(210,948)	349,659

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	(9,776)	(10,068)	(40,694)
Reclassification of foreign currency translation differences on sale of associate	11,916	-	-
Group’s share in other comprehensive income of associated companies	5,002	(15,905)	13,611
Effective portion of change in the fair value of cash-flow hedges	11,534	(11,027)	14,774
Change in fair value of other investments at FVOCI	5,622	6,773	(2,100)
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(41)	(1,433)	(1,043)
Change in fair value of derivatives financial instruments used to hedge cash flows transferred to the statement of profit & loss	(2,963)	(5,474)	(4,125)
Income taxes in respect of components of other comprehensive income	(1,383)	1,552	(2,658)
Total other comprehensive income for the year	19,911	(35,582)	(22,235)
Total comprehensive income for the year	653,998	(246,530)	327,424

Attributable to:
Kenon’s shareholders	614,750	(246,936)	290,985
Non-controlling interests	39,248	406	36,439
Total comprehensive income for the year	653,998	(246,530)	327,424

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2024		50,134	(3,658)	69,792	1,087,041	1,203,309	866,915	2,070,224
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	19	-	-	-	(200,551)	(200,551)	-	(200,551)
Share-based payment transactions		-	-	(15,021)	16,240	1,219	1,035	2,254
Own shares acquired	19	-	-	-	(10,715)	(10,715)	-	(10,715)
Total contributions by and distributions to owners		-	-	(15,021)	(195,026)	(210,047)	1,035	(209,012)

Changes in ownership interests in subsidiaries
Dilution of investment in subsidiary	11	-	-	-	(107)	(107)	99,171	99,064
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	47,360	47,360
Other		-	-	-	-	-	(2,093)	(2,093)
Total changes in ownership interests in subsidiaries		-	-	-	(107)	(107)	144,438	144,331

Total comprehensive income for the year
Net profit for the year		-	-	-	597,673	597,673	36,414	634,087
Other comprehensive income for the year, net of tax		-	6,278	9,183	1,616	17,077	2,834	19,911
Total comprehensive income for the year		-	6,278	9,183	599,289	614,750	39,248	653,998

Balance at December 31, 2024		50,134	2,620	63,954	1,491,197	1,607,905	1,051,636	2,659,541

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2023		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	19	-	-	-	(150,365)	(150,365)	-	(150,365)
Share-based payment transactions		-	-	4,753	-	4,753	1,386	6,139
Own shares acquired	19	-	-	-	(28,130)	(28,130)	-	(28,130)
Total contributions by and distributions to owners		-	-	4,753	(178,495)	(173,742)	1,386	(172,356)

Changes in ownership interests in subsidiaries
Acquisition of shares of subsidiary from holders of rights not conferring control	11	-	-	25,502	-	25,502	103,812	129,314
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	63,878	63,878
Total changes in ownership interests in subsidiaries		-	-	25,502	-	25,502	167,690	193,192

Total comprehensive income for the year
Net (loss)/profit for the year		-	-	-	(235,978)	(235,978)	25,030	(210,948)
Other comprehensive income for the year, net of tax		-	(4,864)	(3,016)	(3,078)	(10,958)	(24,624)	(35,582)
Total comprehensive income for the year		-	(4,864)	(3,016)	(239,056)	(246,936)	406	(246,530)

Balance at December 31, 2023		50,134	(3,658)	69,792	1,087,041	1,203,309	866,915	2,070,224

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2022		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Cash distribution to owners of the Company	19	(552,316)	-	-	-	(552,316)	-	(552,316)
Share-based payment transactions		-		8,502		8,502	2,104	10,606
Total contributions by and distributions to owners		(552,316)	-	8,502	-	(543,814)	2,104	(541,710)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11	-	-	-	57,585	57,585	135,567	193,152
Acquisition of subsidiary with non-controlling interest		-	-	41	-	41	-	41
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	36,725	36,725
Total changes in ownership interests in subsidiaries		-	-	41	57,585	57,626	172,292	229,918

Total comprehensive income for the year
Net profit for the year		-	-	-	312,652	312,652	37,007	349,659
Other comprehensive income for the year, net of tax		-	(24,474)	8,227	(5,420)	(21,667)	(568)	(22,235)
Total comprehensive income for the year		-	(24,474)	8,227	307,232	290,985	36,439	327,424

Balance at December 31, 2022		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
	Note	$ Thousands

Cash flows from operating activities
Profit/(loss) for the year		634,087	(210,948)	349,659
Adjustments:
Depreciation and amortization		93,437	90,939	62,876
Financing expenses, net	23	68,313	26,972	5,711
Share in profit of OPC's equity-accounted investees, net	9	(44,825)	(65,566)	(85,149)
(Profit)/loss for the year from divestment of ZIM	5	(581,315)	266,906	(305,376)
Gain on loss of control in the CPV Renewable	11	(69,307)	-	-
Share-based payments		9,697	(1,547)	18,855
Other expenses, net		15,056	4,461	-
Income taxes		40,552	25,199	37,980
		165,695	136,416	84,556
Change in trade and other receivables		(17,013)	(2,932)	(28,819)
Change in trade and other payables		4,742	(9,514)	(10,100)
Cash generated from operating activities		153,424	123,970	45,637
Net dividends received from
- ZIM		66,266	151,048	727,309
- OPC’s equity-accounted investees		63,587	3,624	-
Income taxes paid, net		(18,196)	(1,854)	(1,565)
Net cash provided by operating activities		265,081	276,788	771,381

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
	Note	$ Thousands
Cash flows from investing activities
Short-term deposits and restricted cash, net		(2,211)	49,827	(46,266)
Short-term collaterals deposits, net		3,570	29,864	(19,180)
Investment in long-term deposits, net		-	154	12,750
Investments in equity-accounted investees, less cash acquired		(201,156)	(7,619)	(2,932)
Acquisition of subsidiary, less cash acquired	11	-	(327,108)	-
Acquisition of property, plant and equipment, intangible assets and payment of long-term advance deposits and prepaid expenses		(340,667)	(332,117)	(281,286)
Proceeds from sales of interest in ZIM	5	500,995	-	463,549
Proceeds from gain on loss of control in the CPV Renewable	11	35,692	-	-
Proceeds from distribution from equity-accounted investees		25,512	3,000	4,444
Proceeds from sale of subsidiary, net of cash disposed off		2,625	2,000	-
Proceeds from sale of other investments		82,496	193,698	308,829
Purchase of other investments		-	(50,000)	(650,777)
Long-term loan to an associate		-	(23,950)	-
Interest received		27,584	27,968	6,082
Proceeds from transactions in derivatives, net		1,412	2,047	1,349
Net cash provided by/(used in) investing activities		135,852	(432,236)	(203,438)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities		(531,055)	(167,769)	(55,762)
(Repayment of)/proceeds from short-term credit from banks and others, net		(55,273)	62,187	-
Proceeds from Veridis transaction	11	-	129,181	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	11	99,064	-	193,148
Investments from holders of non-controlling interests in equity of subsidiary		48,724	63,878	36,725
Tax Equity Investment	18	40,863	82,405	-
Receipt of long-term loans, net		532,019	371,939	99,486
Proceeds from/(payment of) derivative financial instruments, net		2,105	2,385	(923)
Repurchase of own shares		(10,715)	(28,130)	-
Cash distribution and dividends paid	19	(200,551)	(150,362)	(740,922)
Proceeds from issuance of debentures, less issuance expenses	15	52,349	-	-
Interest paid		(61,615)	(41,135)	(25,428)
Net cash (used in)/provided by financing activities		(84,085)	324,579	(493,676)

Increase in cash and cash equivalents		316,848	169,131	74,267
Cash and cash equivalents at beginning of the year		696,838	535,171	474,544
Effect of exchange rate fluctuations on balances of cash and cash equivalents		2,165	(7,464)	(13,640)
Cash and cash equivalents at end of the year		1,015,851	696,838	535,171

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

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Definitions
In these consolidated financial statements -

1.	Subsidiaries – companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.
2.	Associates – companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.
3.	Investee companies – subsidiaries and/or equity-accounted investees and/or long-term investment (Qoros).
4.	Related parties – within the meaning thereof in International Accounting Standard (“IAS”) 24 Related Parties.

OPC Energy Ltd. (“OPC”)

OPC is a subsidiary of the Group and is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

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

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 2, 2025.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars (“$”), which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in equity-accounted investees
•	Long-term investment (Qoros)

For additional information regarding measurement of these assets and liabilities – see Note 3 Material Accounting Policies.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

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

The Group makes estimates with respect to allocation of excess consideration to tangible and intangible assets and to liabilities. The Group has considered the report from a qualified external valuer to establish the appropriate valuation techniques and inputs for this assessment. The valuation technique used for measuring the fair values of the material assets: property, plant and equipment, investment in equity-accounted investees, and intangible assets is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates. The respective discount rates are estimates and require judgment and minor changes to the discount rates could have had a significant effect on the Group’s evaluation of the transaction completion date fair values of the material assets. Refer to Note 11.A.3, Note 11.A.6, Note 11.A.7 and Note 11.A.8 for further details.

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

3.	Recoverable amount of cash-generating unit that includes goodwill

The calculation of the recoverable amount of cash-generating units to which goodwill balances are allocated is based, among other things, on the projected expected cash flows and discount rate. For further information, see Note 13.C.

E.	The War in Israel

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

There is significant uncertainty as to the development of the War, its scope and duration. There is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital market. Therefore, at this stage, it is not possible to assess the effect that the War will have on OPC, nor is it possible to assess the magnitude of the War’s effect on OPC and its results of operations, if any, in the short and medium term.

Subsequent to the reporting period, a ceasefire is in place in most fronts, but there is substantial uncertainty as to whether the ceasefire will hold and the resumption of the War. Therefore, at this stage, it is not possible to assess the effect of the above on OPC and its results of operations, if any, in the short and medium term.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted new standards which are effective from January 1, 2024, but they do not have a material effect on the Group’s consolidated financial statements.

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

The Group has investments in equity-accounted investees whose holding stake therein exceeds 50% and in accordance with the analysis of the contractual rights awarded to interest holders in these entities, the Group has concluded that it does not control these entities and will implement the equity method thereto.

Joint-ventures are arrangements in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Hedge accounting

As of December 31, 2024 and 2023, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

J.	Agreements with the tax equity partner

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

CPV Group entered into an agreement with an entity that has a federal tax liability in the USA (hereinafter - the ”Tax Equity Partner”) for the purpose of financing the construction and operation of a photovoltaic project in the USA within a partnership owned and controlled by the Group (hereinafter - the “Project”). The project’s tax benefits include an Investment Tax Credit (“ITC"), and a proportionate share in the taxable income of the partnership (hereinafter - the “Tax Benefits”).

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

K.	Discontinued operations

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

L.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM"). As of December 31, 2024, based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments, which are OPC Power Plants, CPV Group, and ZIM. These segments are based on the different services offered in different geographical locations and also based on how they are managed.

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 3 – Material Accounting Policies (Cont’d)

ZIM was identified as an operating segment under IFRS 8 due to its material contribution to the Group’s profit and loss. Following the disposal of ZIM, ZIM will no longer be presented as an operating segment in future financial statements as it is no longer part of the Group. Refer to Note 5 for further details.

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

M.	New standards and interpretations not yet adopted

A number of new standards and-- amendments to standards and interpretations are effective for annual periods beginning after January 1, 2024 and have not been applied in preparing these consolidated financial statements. The Group is still assessing the impact of the following amended standards and interpretations towards the Group’s consolidated financial statements:

a)	Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
b)	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures
c)	Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment (Qoros)

See Note 29 Financial Instruments.

B.	Non-derivative financial liabilities

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 5 – Profit/(loss) from divestment of ZIM

Set forth below are the results attributable to the divestment of ZIM:

		For the year ended
		December 31
		2024	2023	2022
	Note	$ Thousands	$ Thousands	$ Thousands
Loss on dilution		(8)	(860)	(3,475)
Gain on sale of ZIM shares	9.B.1	474,581	-	204,634
Impairment of ZIM investment	9.B.2	-	-	(928,809)
Dividend income		5,714	-	-
Share in profit/(losses) of ZIM	9.A.2	101,028	(266,046)	1,033,026
Profit/(loss) from divestment of ZIM		581,315	(266,906)	305,376

In March 2022, Kenon sold approximately 6 million ZIM shares at an average price of $77 per share for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements. As of December 31, 2023 and 2022, as a result of the sales of ZIM shares and the issuance of new shares, Kenon’s interest in ZIM reduced from 26% to 21%.

In 2024, Kenon sold all of its remaining interest in ZIM shares for total consideration of approximately $525 million. As a result of the sale, Kenon recognized a gain on sale of approximately $475 million in its consolidated financial statements and ZIM ceased to be an associate of the Group. The net impact on profit/(loss) are reflected as part of results from divestment of ZIM for the year under IFRS 5 (Discontinued Operations).

In the cash flow, the net proceeds from divestment of ZIM are disclosed in a separate caption “Dividends received from associated companies, net” under operating cash flows and “Proceeds from sales of interest in ZIM” under investing cash flows. There were no assets recognized attributable to ZIM in 2024 and 2023. Refer to Note 9 for more information.

	For the year ended
	December 31
	2024	2023	2022
	$ Thousands	$ Thousands	$ Thousands
Net cash flows provided by operating activities	66,266	151,048	727,309
Net cash flows provided by investing activities	500,995	-	463,549
Cash and cash equivalents provided from divestment of ZIM	567,261	151,048	1,190,858

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 6 – Cash and Cash Equivalents

	As at December 31,
	2024	2023
	$ Thousands
Cash and cash equivalents in banks	860,127	537,478
Time deposits	155,724	159,360
	1,015,851	696,838

The Group held cash and cash equivalents which are of investment grade based on Standard and Poor’s Ratings.

Note 7 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2024	2023
	$ Thousands
Short-term restricted cash	-	532

The Group held short-term deposits and restricted cash which are of investment grade based on Standard and Poor’s Ratings.

Note 8 – Other Investments

	As at December 31,
	2024	2023
	$ Thousands
Debt investments - at FVOCI	142,619	215,797

The Group held debt investments at FVOCI which are of investment grade based on Standard and Poor’s Ratings and have stated interest rates of 0.75% to 7.625% (2023: 0.25% to 7.625%) with an average maturity of 2 years (2023: 2 years). These debt investments are expected to be realized within the next 12 months.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 29 Financial Instruments.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 9 – Investment in Equity-accounted Investees

A.	Condensed information regarding significant equity-accounted investees

1.	Condensed financial information with respect to the statement of financial position

		CPV Renewable **	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers
	ZIM *
	As at December 31, 2024
	$ Thousands
Principal place of business	International	US	US	US	US	US	US	US
Proportion of ownership interest	-	67%	25%	75%	69%	26%	50%	10%

Current assets	-	245,833	30,230	44,165	35,088	80,531	40,886	48,565
Non-current assets	-	1,069,378	868,860	645,692	905,818	816,325	663,285	1,304,935
Current liabilities	-	(135,901)	(16,081)	(52,720)	(495,123)	(72,216)	(54,116)	(93,004)
Non-current liabilities	-	(382,588)	(526,244)	(291,268)	(219,889)	(231,226)	(416,031)	(646,397)
Total net assets	-	796,722	356,765	345,869	225,894	593,414	234,024	614,099

Group's share of net assets	-	531,175	89,191	259,402	155,370	154,288	117,012	62,351
Adjustments:
Excess cost	-	63,488	77,478	(4,390)	(103,388)	27,258	(503)	8,344

Book value of investment	-	594,663	166,669	255,012	51,982	181,546	116,509	70,695

Investments in equity-accounted investees	-	594,663	166,669	255,012	51,982	181,546	116,509	70,695

	ZIM	CPV Renewable **	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers

	As at December 31, 2023
	$ Thousands
Principal place of business	International	US	US	US	US	US	US	US
Proportion of ownership interest	21%	-	25%	25%	37.5%	26%	50%	10%

Current assets	2,571,400	-	44,500	46,586	54,014	74,591	48,015	52,425
Non-current assets	5,774,600	-	911,763	650,720	935,750	880,572	673,339	1,393,984
Current liabilities	(2,518,100)	-	(64,909)	(64,155)	(64,360)	(201,226)	(105,317)	(120,546)
Non-current liabilities	(3,369,900)	-	(344,274)	(314,069)	(645,995)	(222,946)	(371,771)	(711,571)
Total net assets	2,458,000	-	547,080	319,082	279,409	530,991	244,266	614,292

Group's share of net assets	507,019	-	136,770	79,771	104,862	138,058	122,133	62,370
Adjustments:
Excess cost	150,884	-	79,018	(13,943)	(48,999)	26,561	(503)	8,368
Total impairment loss	(928,809)	-	-	-	-	-	-	-
Unrecognised losses*	270,906	-	-	-	-	-	-	-

Book value of investment	-	-	215,788	65,828	55,863	164,619	121,630	70,738

Investments in equity-accounted investees	-	-	215,788	65,828	55,863	164,619	121,630	70,738

* Following the disposal of ZIM, ZIM will no longer be an associate to the Group. Refer to Note 5 for further details. In 2023, additional share of losses of $271 million were unrecognized as the carrying amount of ZIM has been reduced to zero.

**  Refer to Note 11.A.7 for deconsolidation of CPV Renewable

As of December 31, 2024 and December 31, 2023, the Group also has interests in a number of individually immaterial associates.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 9 – Investment in Equity-accounted Investees (Cont’d)

2.	Condensed financial information with respect to results of operations

		CPV Renewable***	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers
	ZIM**
	For the year ended December 31, 2024
	$ Thousands

Revenue	8,427,400	10,933	299,331	238,807	167,064	418,684	262,076	333,319

Income/(loss)*	2,147,700	(1,201)	102,619	11,480	(60,513)	119,665	14,599	9,356

Other comprehensive income *	3,600	1,658	6,168	20,157	6,996	(9,242)	(25,215)	(9,548)

Total comprehensive income	2,151,300	457	108,787	31,637	(53,517)	110,423	(10,616)	(192)

Kenon’s share of comprehensive income	101,492	304	27,197	14,598	(20,546)	28,710	(5,308)	(19)

Adjustments	(464)	(557)	(1,541)	600	4,229	696	(2)	(24)

Kenon’s share of comprehensive income presented in the books	101,028	(253)	25,656	15,198	(16,317)	29,406	(5,151)	(43)

		CPV Renewable***	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers
	ZIM**
	For the year ended December 31, 2023
	$ Thousands

Revenue	5,162,200	-	273,763	238,800	134,805	395,779	239,165	145,380

Loss/income*	(2,695,600)	-	106,110	23,956	(74,767)	163,651	32,527	603

Other comprehensive income *	12,300	-	(17,066)	(25,678)	(18,728)	(31,270)	22,637	(12,310)

Total comprehensive income	(2,683,300)	-	89,044	(1,722)	(93,495)	132,381	55,164	(11,707)

Kenon’s share of comprehensive income	(279,236)	-	22,261	(431)	(35,089)	34,419	27,582	(1,171)

Adjustments	13,190	-	(1,928)	453	3,777	(54)	301	(11)

Kenon’s share of comprehensive income presented in the books	(266,046)	-	20,333	22	(31,312)	34,365	27,883	(1,182)

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 9 – Investment in Equity-accounted Investees (Cont’d)

		CPV Renewable***	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers
	ZIM**
	For the year ended December 31, 2022
	$ Thousands

Revenue	12,561,600	-	373,967	243,710	261,386	494,665	405,548	(2,722)

Loss/income*	4,619,400	-	98,907	33,249	6,853	47,436	69,138	(7,934)

Other comprehensive income *	(41,200)	-	15,730	6,419	16,301	22,616	1,178	53,814

Total comprehensive income	4,578,200	-	114,637	39,668	23,154	70,052	70,316	45,880

Kenon’s share of comprehensive income	1,023,567	-	28,659	9,917	8,690	18,214	35,158	4,588

Adjustments	558	-	(1,267)	458	3,554	(184)	413	-

Kenon’s share of comprehensive income presented in the books	1,024,125	-	27,392	10,375	12,244	18,030	35,571	4,588

*	Excludes portion attributable to non-controlling interest.

**	Following the disposal of ZIM, ZIM will no longer be an associate to the Group. Refer to Note 5 for further details

***	Refer to Note 11.A.7 for deconsolidation of CPV Renewable

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 9 – Investment in Equity-accounted Investees (Cont’d)

B.	Additional information

ZIM

1.	Impairment assessment

For the purposes of Kenon’s impairment assessment of its investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”).

Year Ended December 31, 2024

As of December 31, 2024, Kenon does not have any equity interest in ZIM.

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 9 – Investment in Equity-accounted Investees (Cont’d)

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

Given that market value is below carrying value Kenon recognized an impairment of $929 million.

2.	Derivative transaction

In June 2024, Kenon entered into a collar transaction with an investment bank relating to an additional 5 million ZIM shares owned by Kenon. The collar transaction has a two-year term with settlement either in cash or in ZIM shares. On November 22, 2024, Kenon terminated the collar transaction that it put in place with respect to 5 million ZIM shares with no material impact on the financial statements. Further, Kenon also entered into a cash settled capped call transaction with respect to 5 million ZIM shares with a settlement date in June 2026.

The collar transaction and capped call transaction are recognized as derivative instruments measured at fair value through profit or loss. Refer to Note 29 for further information on the inputs used.

C.	OPC’s material equity-accounted investees

			Ownership interest as at December 31
	Note	Main location of company's activities	2024	2023
CPV Valley Holdings, LLC	9.C.1	New York	50%	50%
CPV, Three Rivers, LLC		Illinois	10%	10%
CPV Fairview, LLC		Pennsylvania	25%	25%
CPV Maryland, LLC	9.C.2	Maryland	75%	25%
CPV Shore Holdings, LLC	9.C.2	New Jersey	68%	38%
CPV Towantic, LLC		Connecticut	26%	26%

1.	CPV Valley Holdings, LLC (“CPV Valley”)

During 2023, CPV Valley’s financing agreement was amended and extended to May 31, 2026. On the signing date of the new financing agreement, CPV Valley repaid $55 million of the financing arrangement, of which shareholders’ loans of $17 million were extended to CPV Valley from OPC. Subsequently, the total loan amount under the new financing agreement is $415 million.

2.	Acquisition of additional interests in CPV Maryland and CPV Shore

On October 11, 2024, the acquisition of an additional 25% interest in the Maryland Power Plant was completed in accordance with the Acquisition Agreement (further to fulfillment of the conditions precedent and the payment of the consideration by CPV Group).

In addition, on December 12, 2024, the acquisition of an additional 31% interest in the Shore Power Plant and 25% in the Maryland Power Plant was completed for $188 million. Following the completion of the transactions, CPV Group has stakes of approximately 68% and 75% in associates CPV Shore and CPV Maryland, respectively.

Given the ownership interest held by the remaining interest holders in the associates, OPC continues to account for the investments in CPV Shore and CPV Maryland using the equity method.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 9 – Investment in Equity-accounted Investees (Cont’d)

The allocation of the purchase price to CPV Group’s share of the fair value of the identifiable assets and liabilities was carried out by an external independent appraiser, as detailed below:

$ Million
Property, plant and equipment	429
Loans	(292)
Other identifiable assets and liabilities	45
182

The fair value of property, plant and equipment was estimated in accordance with the DCF method by discounting the future cash flows of each project by the weighted average cost of capital post-tax. The DCF was performed for periods representing the estimated economic life of the power plants and was revised at the end of the forecast period, based on forecast market prices (specifically electricity margins and capacity) received from external, independent information sources, long-term inflation rate, based on relevant curves and the weighted average cost of capital.

Note 10 – Long-term investment (Qoros)

1.
As of December 31, 2024, the Group holds a 12% (2023: 12%) equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% (2023: 25%) equity interest and the remaining 63% (2023: 63%) interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

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

In the fourth quarter of 2021, Kenon started arbitration proceedings against the New Qoros Investor for breach of the agreement and Kenon also started litigation proceedings against the New Qoros Investor with regards to the New Qoros Investor’s obligations to Kenon’s pledged shares in relation to Qoros’ RMB 1.2 billion loan (as described below). As of December 31, 2024, the court proceedings are still ongoing.

As a result of the payment delay, Quantum had exercised the Put Option it has to sell its remaining shares to the New Qoros Investor.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 10 – Long-term investment (Qoros) (Cont’d)

5.	Fair value assessment

In September 2021, in light of the events described above, Kenon performed an assessment of the fair value of the long-term investment (Qoros) under IFRS 13 Fair value measurement. Kenon concluded that the fair value of the long-term investment (Qoros) is zero. Therefore, in 2021 Kenon recognized a fair value loss of $235 million in its consolidated financial statements for the year ended 2021. There were no significant changes in circumstances in 2024 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

6.	Financial Guarantees Provision and Releases

As of December 31, 2024, Kenon has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. The New Qoros Investor was required to assume its pro rata share of pledge obligations. It has not yet provided all such pledges but has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

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

OPC Energy Ltd.

OPC is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

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

Material subsidiaries

Set forth below are details regarding OPC’s material subsidiaries:

			Ownership interest as at December 31
	Note	Main location of company's activities	2024	2023
OPC Holdings Israel Ltd.	11.A.1	Israel	80%	80%
CPV Group LP	11.A.2	USA	70%	70%

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 11 – Subsidiaries (Cont’d)

1.	OPC Holdings Israel Ltd. (“OPC Holdings Israel”)

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

In May 2022, OPC had entered into an agreement with Veridis Power Plants (“Veridis”) to form OPC Holdings Israel Ltd. (“OPC Holdings Israel”), which will hold and operate all of OPC's business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”).

Upon completion of the Veridis Transaction in 2023, OPC transferred to OPC Holdings Israel, among other things, its 80% interest in OPC Rotem, as well as other operations in Israel including OPC Hadera, OPC Tzomet, OPC Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities, and Veridis transferred its 20% interests in OPC Rotem to OPC Holdings Israel. In addition, Veridis invested approximately NIS 452 million (approximately $129 million) in cash in OPC Holdings Israel (after adjustments to the original transaction amount which totaled NIS 425 million (approximately $125 million)), of which approximately NIS 400 million (approximately $118 million) was used by OPC Rotem to repay a portion of the shareholders’ loans provided to OPC Rotem in 2021 by OPC and Veridis.

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

CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short to medium periods. Refer to Note 9 for further details on associates of CPV Group.

3.	OPC Gat Power Plant (“Gat Partnership”)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

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

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique (“DCF”) of 8%.
(3)	The loans were repaid immediately after the acquisition date.
(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Partnership and the Rotem Power Plant.
(5)	The consideration includes a cash payment of NIS 270 million (approximately $75 million) plus deferred consideration, whose present value is estimated at NIS 285 million (approximately $79 million).

The aggregate cash flows that were used by the Group as a result of the acquisition transaction:

$ Million
Cash and other cash equivalents paid (excluding consideration used to repay shareholders' loan)	152
Cash and other cash equivalents acquired	(1)
151

4.	OPC Power Ventures LP (“OPC Power”)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 11 – Subsidiaries (Cont’d)

The total investment undertaking and provision of shareholders’ loans provided by all partners under the Partnership Agreement pro rata to the holdings discussed above is $1,215 million. The amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments.

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

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

(1)
The fair value was determined using the DCF method. The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 5.75% - 6.25%. Intangible assets are amortized over 13 to 17 years, and property, plant, and equipment items are depreciated over 20 to 29 years.

(2)
The goodwill in the transaction reflects the business potential of the Group’s entry into the renewable energies market in New England, USA. CPV Group expects that the entire amount of the goodwill will be deductible for tax purposes.

7.	Harrison Street transaction

On August 16, 2024, investees of CPV Group entered into binding agreements with Harrison Street, an American private equity fund operating in the field of infrastructures (hereinafter - the “Investor”), where under the Investor will invest a total of $300 million (hereinafter - the “Total Investment Amount”) in CPV Renewable Power LP (hereinafter - “CPV Renewable”)  in consideration for 33.33% of the ordinary interests in CPV Renewable (hereinafter - the “Investor’s Interest”), in accordance with and subject to the main terms and conditions as detailed below (hereinafter - the “Agreement” and the “Transaction”, as the case may be ). The Transaction reflects a pre-money valuation of approximately $600 million for CPV Renewable.

The Investment Agreement includes, among other things, generally accepted representations and statements by CPV Corporations and the Investor, undertakings applicable to CPV Group, whose objective is mainly to ensure conduct in the ordinary course of business, and conditions precedent for completion of the Transaction, which include the absence of material adverse events as defined in the Agreement, and receipt of the regulator’s approval within a certain period.

On November 13, 2024, the conditions precedent for the completion of the Transaction were met (hereinafter - the "Transaction Completion Date").

On the Transaction Completion Date, $200 million was invested by the Investor and the balance of $100 million will be invested no later than September 30, 2025. On the Transaction Completion Date, the Investor’s Interests were allocated to the Investor.

Based on an analysis of the contractual rights awarded to the Investor, OPC reached the conclusion that, in accordance with the provisions of IFRS 10, as of the Transaction Completion Date, OPC has lost control over CPV Renewable and, accordingly, from the Transaction Completion Date, it has deconsolidated CPV Renewable’ financial statements and will be applying the equity method to its investment in CPV Renewable.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 11 – Subsidiaries (Cont’d)

Following are details of assets and liabilities derecognized on deconsolidation date:

$ Million
Cash and cash equivalents	65
Trade and other receivables	19
Restricted deposits and cash	2
Property, plant and equipment	752
Right of use assets and deferred expenses	55
Intangible assets - PPAs and other agreements	110
Intangible assets - goodwill	126
Derivative financial instruments, net	(1)
Trade and other payables	(45)
Long-term loans from banking corporations and financial institutions	(308)
Long-term lease liabilities	(48)
Loan to ICG Energy	(85)
Other long‑term liabilities	(123)
Total assets, net derecognized upon deconsolidation	519

The fair value of CPV Renewable amounts to $897 million, with CPV Group’s share (66.67%) amounting to $594 million. The following is the calculation of the profit from loss of control:

$ Million
Fair value	594
Net assets attributable to the Group at deconsolidation date	(519)
Excess fair value	75
Transaction costs carried to profit or loss and others	(6)
Pretax income on loss of control in CPV Renewable	69
Tax expenses due to restructuring carried out prior to completing the transaction	(3)
Deferred tax expenses with respect to revaluation of investment to fair value	(19)
Post-tax income on loss of control in CPV Renewable	47

As of the approval date of the financial statements, OPC has yet to complete the attribution of acquisition cost to the identifiable assets and liabilities. Consequently, some of the fair value data are temporary and may change. The fair value of the investment in CPV Renewable of approximately $594 million was allocated mainly to operating projects, as detailed below:

$ Million
Cash and cash equivalents	203
Receivables in respect of deferred consideration from the partner in CPV Renewable	97
Property, plant and equipment	665
Bank loans	(388)
Other identifiable assets and liabilities	17
Total	594

The projects’ fair value was evaluated based on the following methodology:

1.	Projects under commercial operation or construction are based on DCF method by discounting the expected future cash flows of each project, by the weighted average cost of capital after tax.
2.	Backlog of projects under advanced development is at estimated based on fair value per KW and the likelihood of materialization as a function of the development stages.
3.	The backlog of projects under initial development is based on cost.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 11 – Subsidiaries (Cont’d)

The projects’ fair value is based on the following are the key assumptions:

1.	Forecast years represent the period spanning from 2024 to 2054 and are based on the estimate of the economic life of the power plants and their value as of the end of the forecast period.
2.
Market prices and capacity based on market prices are based on PPAs and market forecasts received from external and independent information sources, considering the relevant area and market for each project and the relevant regulation.

3.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction.
4.	An annual long-term inflation rate of 2.2%.
5.	Weighted Average Cost of Capital is calculated for each active material project and under construction separately and ranges between 6.25% and 7%.

The following are the aggregate cash flows that arose to the Group as a result of the transaction:

$ Million
Repayment of a loan granted by ICG Energy	85
Return on investment	16
Deconsolidation - Cash and cash equivalents of CPV Renewable	(65)
36

8.	Issuances of new shares by OPC

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

In July 2024, OPC issued to the public 31,250,000 ordinary shares of NIS 0.01 par value each, of which 16,707,400 ordinary shares were issued to Kenon for a gross amount of $118 million. The issuance was by way of a uniform offering with a range of quantities, and a tender on the price per unit and the quantity. The gross proceeds of the issuance amounted to approximately $220 million (NIS 800 million). The issuance expenses amounted to approximately $6 million (approximately NIS 21 million).

Following completion of the share issuances in 2024, Kenon registered a decrease in equity interest in OPC from 54.7% to 54.5%.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 11 – Subsidiaries (Cont’d)

9.
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

Following completion of the share issuance as described in Note 11.9 and the above rights issuances in 2021, Kenon registered a decrease in equity interest in OPC from 59% to 55%. Accordingly in 2021, the Group recognized $104 million in non-controlling interests and $38 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

10.
Impairment of assets

On April 17, 2024, the Israeli government rejected National Infrastructures Plan (“NIP”) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”). As a result, OPC assessed the recoverable amount of the Hadera 2 Project in its consolidated financial statements in accordance with the provisions of IAS 36, and accordingly recognized an impairment loss of approximately NIS 31 million (approximately $8 million). In June 2024, OPC filed a petition to the High Court of Justice and is considering further steps including legal action and other alternatives to the use of the site.

These impairment losses were recognized as part of the financial statement caption “Other (expenses)/income, net”.

11.
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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2024, 2023 and 2022 that has material NCI:

	As at and for the year ended December 31,
	2024	2023	2022
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	59.73%	59.97%	56.20%
Current assets	368,586	460,810	419,636
Non-current assets	2,940,193	3,018,434	2,289,101
Current liabilities	(176,725)	(353,735)	(184,418)
Non-current liabilities	(1,371,291)	(1,679,847)	(1,283,445)
Net assets	1,760,763	1,445,662	1,240,874
Carrying amount of NCI	1,051,754	866,915	697,433

Revenue	751,304	691,796	573,957
Profit after tax	52,638	46,955	65,352
Other comprehensive income	757	(38,017)	(11,249)
Profit attributable to NCI	36,414	25,030	37,007
OCI attributable to NCI	2,834	(24,624)	(568)
Cash flows from operating activities	206,929	134,973	62,538
Cash flows used in investing activities	(465,739)	(594,303)	(328,610)
Cash flows from financing activites excluding dividends paid to NCI	242,755	503,245	285,898
Effect of changes in the exchange rate on cash and cash equivalents	2,179	(7,435)	(13,545)
Net (decrease)/increase in cash and cash equivalents	(13,876)	36,480	6,281

* The NCI percentage represents the effective NCI of the Group

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 12 – Property, Plant and Equipment, Net

A.	Composition

	Roads, buildings and leasehold improvements	Facilities, machinery and equipment	Wind turbines	Office furniture and equipment	Assets under construction	Other	Total
	$ Thousands
Cost
Balance at January 1, 2023	77,605	722,367	29,992	406	552,588	75,379	1,458,337
Additions	2,915	3,977	-	5	269,502	34,800	311,199
Disposals	(590)	(3,841)	-	-	(11,235)	(39,960)	(55,626)
Reclassification	9,316	334,132	160,666	-	(504,114)	-	-
Acquisitions through business combination	23,667	159,036	126,200	-	-	6,307	315,210
Differences in translation reserves	(1,584)	(13,265)	-	-	(16,371)	(1,308)	(32,528)

Balance at December 31, 2023	111,329	1,202,406	316,858	411	290,370	75,218	1,996,592
Additions	1,902	17,334	1,356	13	246,872	15,740	283,217
Disposals	(448)	(6,459)	-	-	(8,442)	(3,455)	(18,804)
Deconsolidation*	(8,083)	-	(417,098)	-	(338,668)	(7,425)	(771,274)
Reclassification	-	9,695	98,884	-	(108,579)		-
Differences in translation reserves	(590)	(6,356)	-	-	(597)	(83)	(7,626)

Balance at December 31, 2024	104,110	1,216,620	-	424	80,956	79,995	1,482,105

Accumulated depreciation
Balance at January 1, 2023	18,445	215,505	1,651	315	-	-	235,916
Additions	3,993	47,661	5,007	81	-	-	56,742
Disposals	(235)	(4,426)	-	-	-	-	(4,661)
Differences in translation reserves	(471)	(5,759)	-	-	-	-	(6,230)

Balance at December 31, 2023	21,732	252,981	6,658	396	-	-	281,767
Additions	4,024	55,652	10,322	14	-	-	70,012
Disposals	(438)	(6,459)	-	-	-	-	(6,897)
Deconsolidation*	(1,232)	-	(16,980)	-	-	-	(18,212)
Differences in translation reserves	(85)	(697)	-	-	-	-	(782)

Balance at December 31, 2024	24,001	301,477	-	410	-	-	325,888

Carrying amounts
At January 1, 2023	59,160	506,862	28,341	91	552,588	75,379	1,222,421
At December 31, 2023	89,597	949,425	310,200	15	290,370	75,218	1,714,825
At December 31, 2024	80,109	915,143	-	14	80,956	79,995	1,156,217

*          Relates to deconsolidation of CPV Renewable. Refer to Note 11.A.7 for further information.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 12 – Property, Plant and Equipment, Net (Cont’d)

B.	The amount of borrowing costs capitalized in 2024 was approximately $7 million (2023: $22 million).

C.	Fixed assets purchased on credit in 2024 was approximately $7 million (2023: $31 million).

D.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2024	2023
	$ Thousands
Depreciation and amortization included in gross profit	85,640	78,025
Depreciation and amortization charged to selling, general and administrative expenses	7,797	12,914
Depreciation and amortization from continuing operations	93,437	90,939

Note 13 – Intangible Assets, Net

A.	Composition:

	Goodwill	PPA*	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2023	138,613	110,446	16,953	266,012
Additions	-	-	13,738	13,738
Acquisitions through business combination	80,761	25,968	-	106,729
Impairment	(6,196)	-	-	(6,196)
Translation differences	559	-	(225)	334

Balance as at December 31, 2023	213,737	136,414	30,466	380,617
Additions	-	-	6,615	6,615
Impairment	(5,258)	-	(1,049)	(6,307)
Translation differences	(78)	-	(14)	(92)
Others	-	-	(634)	(634)
Deconsolidation*	(126,364)	(136,414)	(19,281)	(282,059)

Balance as at December 31, 2024	82,037	-	16,103	98,140

Amortization
Balance as at January 1, 2023	21,455	21,516	2,246	45,217
Amortization for the year	-	11,115	3,036	14,151
Translation differences	-	-	(35)	(35)

Balance as at December 31, 2023	21,455	32,631	5,247	59,333
Amortization for the year	-	10,788	1,924	12,712
Translation differences	-	-	(6)	(6)
Reclassification	-	1,354	(1,354)	-
Others	-	-	(622)	(622)
Deconsolidation*	-	(44,773)	(313)	(45,086)

Balance as at December 31, 2024	21,455	-	4,876	26,331

Carrying value
As at January 1, 2023	117,158	88,930	14,707	220,795
As at December 31, 2023	192,282	103,783	25,219	321,284
As at December 31, 2024	60,582	-	11,227	71,809

*          Relates to the power purchase agreement from the acquisition of CPV Keenan, which is part of the CPV Group.

**        Relates to deconsolidation of CPV Renewable. Refer to Note 11.A.7 for further information.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 13 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life

	As at December 31,
	2024	2023
	$ Thousands
Intangible assets with a finite useful life	11,222	128,998
Intangible assets with an indefinite useful life	60,587	192,286
	71,809	321,284

C.	Impairment testing of goodwill arising from the acquisition of Gat Power Plant

As of December 31, 2024, goodwill of $61 million, which arose as part of the acquisition of the Gat Power Plant reflects the synergy between the activities of the power plants in Israel, whose business model is based on sale to private customers (OPC Rotem, OPC Hadera and Gat Power Plant).

The annual impairment testing of goodwill as of December 31, 2024, was carried out at the level of the cash-generating unit comprising mainly the three power plants (hereinafter - the “the OPC Power Plant Cash-Generating Unit”), since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes. The impairment testing was carried out by calculating the recoverable amount of the OPC Power Plant Cash-Generating Unit only based on the DCF method.

Set forth below are the key assumptions used in the impairment testing:

1.	Forecast years - represent the period spanning from 2025 to 2043 and are based on the estimate of the economic life of the power plant and its value as at the end of the forecast period.
2.	Generation Component forecasts and natural gas prices, which are not backed by an agreement are based on market forecasts received from external and independent information sources.
3.	The annual long-term inflation rate of 2.5%.
4.	Weighted average cost of capital of 8%.

As of December 31, 2024, the recoverable amount of the OPC Power Plants Cash-Generating Unit is estimated to be NIS 4 billion ($1 billion), which exceeds the carrying amount of the cash-generating unit and therefore, no impairment loss was recognized.

Note 14 – Long-Term Prepaid Expenses and Other Non-Current Assets

	As at December 31,
	2024	2023
	$ Thousands
Deferred expenses, net (1)		7,786
Loan to associated company (2)	32,178	30,138
Contract costs	6,576	6,347
Other non-current assets	2,841	8,071
	41,595	52,342

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 15 – Loans and Debentures

The following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 29, in connection with financial instruments.

	As at December 31
	2024	2023
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	22,347	107,739
Non-convertible debentures	58,222	52,980
Others	3,950	8,908
	84,519	169,627
Non-current liabilities
Loans from banks and others	726,625	906,243
Non-convertible debentures	455,955	454,163
	1,182,580	1,360,406

Total	1,267,099	1,530,033

A.1	Classification based on currencies and interest rates

	As at December 31,
	2024	2023
	$ Thousands
Debentures (1)
In shekels(1)	514,177	507,143

Loans from banks and others (2)
In shekels	752,922	1,022,890

	1,267,099	1,530,033

1.	Annual interest rates between 2.5% to 6.2% (2023: 2.5% to 2.75%).
2.	Hadera: Annual interest between 2.4% to 3.9% (for the linked loans) and between 3.6% to 5.4% (for the unlinked loans); OPC Israel: Annual interest of prime plus 0.3% to 0.4%

As of December 31, 2024 and 2023, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries, and OPC and its subsidiaries complied with all of its financial covenants.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 15 – Loans and Debentures (Cont’d)

A.2	Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2024	912,359	129,461	526,784	(14,905)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	2,105
Receipt of loans	534,710	28,380	52,349	-
Repayment of debentures and loans	(527,941)	(20,334)	(52,631)	-
Interest paid	(49,214)	(843)	(10,844)	-

Net cash (used in)/provided by financing activities	(42,445)	7,203	(11,126)	2,105

Effect of changes in foreign currency exchange rates	(18,364)	(4,619)	(21,360)	24,647
Interest and CPI expenses	71,534	9,066	24,194	(2,937)
Changes in fair value, application of hedge accounting and other	(310)	-	(4,315)	4,278
Business combination	(310,963)	-	-	(1,004)

Balance as at December 31, 2024	611,811	141,111	514,177	12,184

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2023	516,195	124,152	526,771	(16,087)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	2,385
Receipt of loans	405,460	30,357	-	-
Repayment of debentures and loans	(123,237)	(33,389)	(8,451)	-
Interest paid	(30,270)	(593)	(6,133)	-

Net cash provided by/(used in) financing activities	251,953	(3,625)	(14,584)	2,385

Effect of changes in foreign currency exchange rates	(533)	2,218	-	(241)
Interest and CPI expenses	51,180	7,179	21,658	(3,027)
Changes in fair value, application of hedge accounting and other	10,179	(463)	(7,061)	2,065
Business combination	83,385	-	-	-

Balance as at December 31, 2023	912,359	129,461	526,784	(14,905)

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 15 – Loans and Debentures (Cont’d)

1.	Long-term loans from banks and others

A.	Gat Financing Agreement

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 15 – Loans and Debentures (Cont’d)

C.	Loan facilities in OPC

On August 11, 2024 (“Financial Closing Date”) OPC Israel (the “Borrower”) - engaged in two financing agreements with Bank Hapoalim Ltd. and Bank Leumi B.M. for the provision of loans at the total amount of approximately $443 million (approximately NIS 1.65 billion), which served mainly for early repayment of existing project financing of OPC Tzomet and Gat and for the financing of the Borrower’s activity as defined in the financing agreements.

In connection with the above, OPC recognized a one-off finance expense of approximately $13 million (approximately NIS 49 million) from the loss of extinguishment of financial liabilities, which approximately $3 million (approximately NIS 12 million) in respect of early repayment fees.

D.	OPC Power – Shareholder Loans

In 2023, OPC and non-controlling interests invested in the equity of the partnership OPC Power (both directly and indirectly) a total of approximately NIS 565 million (approximately $150 million) and extended by approximately NIS 175 million (approximately $45 million) in loans, based on their stake in the partnership. The loans are denominated in US Dollars and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. After utilizing the entire investment commitment and shareholder loans in July 2023, the facility was increased by $100 million (OPC’s share in the facility is $70 million).

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

B.	Series D Debentures

In January 2024, OPC issued Series D Debentures with a par value of approximately NIS 200 million (approximately $55 million) (hereinafter – “Series D Debentures”), with the proceeds of the issuance to be used for the OPC’s needs, including to refinance current financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Series D Debentures will be repaid in unequal semi-annual payments (on March 25, and September 25 of each of the years), starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 16 – Trade and Other Payables

	As at December 31,
	2024	2023
	$ Thousands

Trade Payables	58,293	70,661
Liability to tax equity partner (1)	-	74,466
Accrued expenses and other payables	5,673	8,256
Government institutions	4,945	1,204
Employees and payroll institutions	17,354	14,573
Interest payable	5,362	4,984
Others	2,364	7,754
	93,991	181,898

1. 2023 relates to deferred income in respect to ITC grant. Refer to Note 11.A.7 for further information.

In 2023, other non-current liabilities included approximately $79 million deferred income in respect to ITC grant.

Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses

A)	The Group leases the following items:

i)	Land

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

B)	Right-of-use assets

	As at December 31, 2024
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	91,493	(3,572)	(42,726)	45,195
PRMS facility	14,534	(1,229)	(97)	13,208
Offices	10,950	(2,327)	(143)	8,480
Long-term deferred expenses	57,538	(1,466)	52,502	108,574
	174,515	(8,594)	9,536	175,457

	As at December 31, 2023
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	76,963	(3,770)	18,300	91,493
PRMS facility	13,977	(1,209)	1,766	14,534
Offices	8,353	(2,538)	5,135	10,950
Long-term deferred expenses	27,491	(1,246)	31,293	57,538
	126,784	(8,763)	56,494	174,515

C)	Amounts recognized in the consolidated statements of profit & loss and cash flows

	As at December 31,	As at December 31,
	2024	2023
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	872	689

Total cash outflow for leases	2,968	2,692

D)	Land lease agreements

i)	Lease of OPC Tzomet land

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

In January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) of about NIS 207 million (approximately $60 million) (not including VAT) was set (hereinafter – “the Initial Assessment”). OPC Tzomet, on behalf of the Joint Company, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through OPC, the balance, at the rate of 25% as a bank guarantee in favor of ILA. In January 2021, a final assessment was received from ILA where the value of the usage fees in the land for a period of 25 years, to construct a power plant with a capacity of 396 MW was NIS 200 million (approximately $62 million) (the “Final Assessment”). In March 2021, a reimbursement of NIS 7 million (approximately $2 million), which included linkage differences and interest in respect of the difference between capitalized fees paid and the Final Assessment amount, was received. In addition, the bank guarantee was also reduced by 25% of said difference.

In January 2023, a decision was made regarding the initial appeal, whereby the amount of the Final Assessment was reduced to NIS 154 million (approximately $44 million), excluding VAT. In May 2023, OPC Tzomet filed an appeal on the said decision and in October 2024, OPC Tzomet withdrew its appeal on the decision. Accordingly, OPC Tzomet has paid ILA subsequent to the report date and has been refunded the guarantee of approximately $16 million (approximately NIS 58 million) it had paid to ILA.

ii)	Ramat Beka renewable energy project

On May 10, 2023, OPC (through OPC Power Plants Ltd.) won the tender issued by Israel Lands Administration (hereinafter - “ILA”) for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approximately 227 hectares. The bid submitted by OPC for all three compounds, in aggregate, was approximately NIS 484 million (approximately $133 million).

On July 23, 2024 OPC Power Plants received purchase tax assessments in connection with the project amounting to approximately $8 million (approximately NIS 29 million). OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands included in the purchase tax assessments and intends to file an objection against the purchase tax assessment.

On June 30, 2024, OPC has also won a further tender issued by the Israel Land Authority for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to two compounds with an aggregate area of approximately 161.7 hectares (hereinafter - the “Two Compounds”), which are adjacent to the compounds in respect of which OPC won the previous tender. OPC’s bids in this tender were approximately $236 million  (NIS 890 million), in the aggregate, for the Two Compounds. In September 2024, a further amount was paid of $49 million (NIS 178 million), which is comprised of amounts that constitute 20% of the bid amount for each compound in respect of a planning authorization agreement for the period prescribed in the tender documents.

In December 2024, OPC Power Plants signed a binding agreement to supply solar panels for the Ramat Beka project with a global supplier (hereinafter – the “Panel Supplier”), to purchase solar panels with a capacity of up to 500 MW and at a total estimated cost of NIS 185 million ($50 million).

iii)	Backbone lease of land

In 2023, an agreement for the lease of land for the Backbone project was entered into. The term of the agreement is 37 years, with an option to extend the term by five further periods of seven years each. Lease liability and right-of-use asset of NIS 122 million (approximately $33 million) were recognized.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

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

As of December 31, 2024, in OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2024. Therefore, no provision was included in the financial statements.

2.	Amendment to the Excise Tax on Fuel Ordinance

In September 2024, an amendment to the Fuel Excise Tax Ordinance (Imposition of Excise Tax) went into effect, as from January 1, 2025. The amended ordinance includes an increase of the excise tax rates applicable to various types of fuels, including natural gas, such that in 2025, the excise tax on natural gas will increase from NIS 19 to NIS 33 and will continue to increase in a graduated manner until reaching a maximum excise tax of NIS 192 in 2030. The increase in the excise tax rate on natural gas is expected to increase the cost of natural gas for the Company; the Company estimates that some of the effect may be mitigated as a result of an increase in the Company’s revenues, provided that the generation component will be increased and subject to the effect of such a possible increase, for the Company, in the price of natural gas, which is linked to the generation component. As of the report approval date, the effect of the amendment to the Excise Tax Ordinance on the Company’s results in Israel over time cannot be estimated. With respect to 2025, the Company believes that the amended Excise Tax Ordinance is not expected to have a material effect on its results.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 18 – Contingent Liabilities and Commitments (Cont’d)

3.	Agreement for the sale of surplus electricity in OPC Rotem

On August 18, 2024, an agreement was signed for the purchase and sale of surplus electricity between Rotem and a third party holding an electricity generation license (hereinafter - the “Electricity Producer”); the term of the agreement is five years.

As part of the agreement, Rotem undertakes to sell to the Electricity Producer and the Electricity Producer undertakes to purchase from Rotem surplus quantities of electricity, during certain demand hour clusters, at a discount set from the general energy demand management rate (DSM Tariff) (hereinafter - the “Contractual Discount”); in relation to surplus electricity in other demand hour clusters, which were defined, the parties will give certain priority under agreed conditions. Under the provisions of the agreement, the sale of surpluses shall be carried up in accordance with set maximum and minimum quantities. Furthermore, the agreement includes additional provisions and arrangements regarding early termination thereof and provisions which are generally accepted in agreements for the purchase of surplus electricity.

4.	Construction agreements

a.	OPC Hadera

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

As a result of the signing of the settlement agreement with the Construction Contractor, in 2023, OPC Hadera recognized in its statement of income approximately NIS 41 million (approximately $11 million) income before tax and the remaining of approximately NIS 33 million (approximately $9 million) against property, plant and equipment.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 18 – Contingent Liabilities and Commitments (Cont’d)

b.	OPC Sorek 2

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

As a result of the outbreak of the War, Construction Contractor served OPC Sorek 2 with a force majeure notice and OPC Sorek 2 served on its behalf a force majeure notice to IDE. As detailed in Note 2.D.E, it is not possible to assess the effect of the War on OPC and its results of operations, in the short and medium term.

5.	Agreements for the acquisition of natural gas

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 18 – Contingent Liabilities and Commitments (Cont’d)

6.	Other contingent liabilities

a.	Bazan electricity purchase claim

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

Immediately prior to the completion of the advancement of the tax equity partner’s investment, CPV Group and a third party entered into an agreement for the sale of the ITC grant in consideration for approximately $75 million, which constitutes approximately 95% of its nominal value. In 2024, CPV Group received consideration in respect of the sale of the ITC grant amounting to approximately $75 million (approximately NIS 278 million) and transferred the sale consideration to the tax equity partner. Accordingly, the said sale amount was derecognized from “Other current assets” and from “Trade and other payables”.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 18 – Contingent Liabilities and Commitments (Cont’d)

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

Note 19 – Share Capital and Reserves

A.	Share Capital

	Company No. of shares (’000)
	2024	2023
Authorised and in issue at January, 1	52,766	53,887
Share repurchased and cancelled	(381)	(1,128)
Issued for share plan	11	7
Authorised and in issue at December, 31	52,396	52,766

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

In 2024, 10,826 (2023: 7,259) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $24.36 (2023: $31.62) per share.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 19 – Share Capital and Reserves (Cont’d)

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

In March 2024, Kenon’s board of directors approved a cash dividend of $3.80 per share (an aggregate amount of approximately $200 million), payable to Kenon’s shareholders of record as of the close of trading on April 8, 2024, for payment on April 15, 2024.

E.	Kenon's share plan

Kenon has established a Share Incentive Plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2024, 2023 and 2022, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2024 is $263 thousand (2023: $229 thousand, 2022: $267 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $280 thousand as general and administrative expenses in 2024 (2023: $296 thousand, 2022: $292 thousand).

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

In 2024, the Company repurchased approximately 381 thousand (2023: 1.1 million) of its own shares out of accumulated profit for approximately $11 million (2023: $28 million) under the ongoing share repurchase plan. These shares were cancelled during the year ended December 31, 2024.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 20 – Revenue

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Revenue from sale of electricity and infrastructure services in Israel	603,261	593,941	486,680
Revenue from sale of electricity in US	52,784	36,959	25,780
Revenue from sale of steam in Israel	15,395	16,006	18,476
Revenue from provision of services and other revenue in US	73,563	36,007	31,509
Other revenue in Israel	6,301	8,883	11,512
	751,304	691,796	573,957

Note 21 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Fuels	174,510	178,663	155,760
Electricity and infrastructure services	120,236	130,199	93,804
Salaries and related expenses	12,407	10,033	9,661
Generation and operating expenses and outsourcing	119,132	82,166	88,055
Insurance	14,568	11,040	9,440
Cost in respect of sale of renewable energy	16,171	13,455	8,757
Cost in respect of provision of services revenue and other costs	60,022	27,683	23,856
Others	4,831	41,073	27,928
	521,877	494,312	417,261

Note 22 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Payroll and related expenses (1)	32,637	26,877	46,660
Depreciation and amortization	4,503	4,212	3,259
Professional fees	17,485	18,190	15,798
Business development expenses	12,174	15,607	15,186
Office maintenance	7,301	6,524	4,581
Other expenses	21,849	13,305	14,452
	95,949	84,715	99,936

(1) A portion of this relates to profit sharing for CPV Group employees

The fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized in the consolidated statements of profit and loss. In 2024, the CPV Group recorded expenses in the amount of approximately NIS 17 million (approximately $5 million) (2023: NIS 89 million (approximately $24 million)).

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 23 – Financing Expenses, Net

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Interest income from bank deposits	32,024	36,754	12,108
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	6	4,125
Net change in exchange rates	10,563	700	28,453
Net change in fair value of derivative financial instruments	1,187	-	-
Net change in the fair value of financial assets held for trade and available for sale	-	422	-
Other income	3,160	1,479	-
Financing income	46,934	39,361	44,686

Interest expenses to banks and others	(85,661)	(52,306)	(47,542)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	(1,563)	-
Impairment loss on debt securities at FVOCI	(1,419)	(642)	(732)
Net change in fair value of financial assets held for trade	-	-	(45)
Net change in fair value of derivative financial instruments	(8,608)	-	(291)
Early repayment fee	(13,192)	-	-
Other expenses	(6,367)	(11,822)	(1,787)
Financing expenses	(115,247)	(66,333)	(50,397)
Net financing expenses	(68,313)	(26,972)	(5,711)

Note 24 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Current taxes on income
In respect of current year	18,321	11,049	39,559
Deferred tax expense/(income)
Creation and reversal of temporary differences	22,231	14,150	(1,579)
Total tax expense on income	40,552	25,199	37,980

No previously unrecognized tax benefits were used in 2024, 2023 or 2022 to reduce our current tax expense.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 24 – Income Taxes (Cont’d)

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Profit from continuing operations before income taxes	93,324	81,157	82,263
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	15,865	13,797	13,985

Increase/(decrease) in tax in respect of:
Different tax rate applicable to subsidiaries operating overseas	5,551	4,371	6,429
Income subject to tax at a different tax rate	-	178	116
Non-deductible expenses	3,842	2,144	158,811
Exempt income	(4,523)	(4,949)	(158,383)
Taxes in respect of prior years	346	522	(739)
Tax in respect of foreign dividend	3,488	6,665	18,447
Tax in respect of gain on loss in control in the CPV Renewable	10,909	-	-
Share of non-controlling interests in entities transparent for tax purposes	(6,036)	-	(1,082)
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	5,444	608	511
Other differences	5,666	1,863	(115)
Tax expense on income included in the statement of profit and loss	40,552	25,199	37,980

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 24 – Income Taxes (Cont’d)

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Financial instruments	Other*	Total
	$ Thousands
Balance of deferred tax (liability) asset as at January 1, 2023	(132,718)	116,088	(1,735)	(74,338)	(92,703)
Changes recorded on the statement of profit and loss	(9,626)	6,054	24	(10,601)	(14,149)
Changes recorded in other comprehensive income	-	-	354	2,851	3,205
Changes recorded from business combinations	(18,468)	-	-	-	(18,468)
Translation differences	3,313	(1,364)	7	(569)	1,387
Balance of deferred tax (liability) asset as at December 31, 2023	(157,499)	120,778	(1,350)	(82,657)	(120,728)
Changes recorded on the statement of profit and loss	(33,677)	30,570	175	(19,299)	(22,231)
Changes recorded in other comprehensive income	-	-	973	(2,963)	(1,990)
Changes recorded from business combinations	12,067	-	194	(12,778)	(517)
Translation differences	3,189	82	(3)	(2,783)	485
Balance of deferred tax (liability) asset as at December 31, 2024	(175,920)	151,430	(11)	(120,480)	(144,981)

*	This amount includes deferred tax arising from intangibles, undistributed profits, non-monetary items, associated companies and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2024	2023
	$ Thousands
As part of non-current assets	2,733	15,862
As part of non-current liabilities	(147,714)	(136,590)
	(144,981)	(120,728)

Income tax rate in Israel is 23% for the years ended December 31, 2024, 2023 and 2022. The tax rate applicable to US companies are (i) federal corporate tax of 21% and (ii) state tax ranging from 2.5% to 11.5%. According to the provisions of the tax treaty between Israel and the United States, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. In Singapore, the corporate tax rate is 17%. Dividends received by Kenon from ZIM, an associated company before the disposal of ZIM which is incorporated in Israel, is subject to a withholding tax rate of 5%.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 24 – Income Taxes (Cont’d)

3.	Tax and deferred tax balances not recorded

Unrecognized deferred tax assets

	As at December 31,
	2024	2023
	$ Thousands
Losses for tax purposes	40,080	130,147

In Israel, as of December 31, 2024, the Group has tax loss carryforwards of approximately NIS 775 million (approximately $213 million). OPC did not recognize a deferred tax asset in respect of approximately NIS 150 million (approximately $41 million) in tax losses, since it does not expect that there will be an expected foreseeable taxable income against which the tax benefits can be utilized.

In the United States, as of December 31, 2024, the Group has tax loss carryforwards of approximately $525 million at the federal level. In respect of net operating losses for tax purposes, the Group has tax losses of $89 million, which may be offset for tax purposes in the United States against future income, subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. These losses will expire in 2032-2037.

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

Note 25 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2024	2023	2022
	$ Thousands
Profit/(loss) for the year attributable to Kenon’s shareholders	597,673	(235,978)	312,652

B.	Number of ordinary shares

	For the year ended December 31
	2024	2023	2022
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	52,713	53,360	53,885

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 26 – Other Current Assets

	As at December 31,
	2024	2023
	$ Thousands
Prepaid expenses	11,008	12,909
Input tax receivable	10,505	8,291
Grant receivable (1)	-	74,522
Deposits in connection with projects under construction	749	3,755
Others	1,496	12,226
	23,758	111,703

(1)	Relates to ITC grant in respect of CPV Renewable.

Note 27 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2024
Revenue	624,957	126,347	-	-	751,304
Cost of sales (excluding depreciation and amortization)	445,684	76,193	-	-	521,877

(Loss)/profit before taxes	(14,235)	103,935	-	3,624	93,324
Income tax expense	(15,067)	(21,994)	-	(3,491)	(40,552)
Profit for the year from divestment of ZIM	-	-	581,315	-	581,315
(Loss)/profit for the year	(29,302)	81,941	581,315	133	634,087

Depreciation and amortization	69,752	23,520	-	165	93,437
Financing income	(17,391)	(6,000)	-	(23,543)	(46,934)
Financing expenses	75,908	29,007	-	10,332	115,247
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	165,930	-	-	165,930
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	(54,251)	-	-	(54,251)
Share in profit of OPC's equity-accounted investees	-	(44,825)	-	-	(44,825)
	128,269	113,381	-	(13,046)	228,604

Adjusted EBITDA	114,034	217,316	-	(9,422)	321,928

Segment assets	1,584,638	265,516	-	904,462	2,754,616
Investments in equity-accounted investees	-	1,458,625	-	-	1,458,625
					4,213,241
Segment liabilities	1,349,914	198,102	-	5,684	1,553,700

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 27 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2023
Revenue	618,830	72,966	-	-	691,796
Cost of sales (excluding depreciation and amortization)	453,167	41,145	-	-	494,312

Profit before taxes	48,750	16,515	-	15,892	81,157
Income tax expense	(14,174)	(4,136)	-	(6,889)	(25,199)
Loss for the year from divestment of ZIM	-	-	(266,906)	-	(266,906)
Profit/(loss) from continuing operations	34,576	12,379	(266,906)	9,003	(210,948)

Depreciation and amortization	65,659	25,056	-	224	90,939
Financing income	(6,038)	(5,641)	-	(27,682)	(39,361)
Financing expenses	48,182	16,790	-	1,361	66,333
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	156,636	-	-	156,636
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	4,878	-	-	4,878
Share of changes in fair value of derivative financial instruments	-	(2,168)	-	-	(2,168)
Share in profit of OPC's equity-accounted investees	-	(65,566)		-	(65,566)
	107,803	129,985	-	(26,097)	211,691

Adjusted EBITDA	156,553	146,500	-	(10,205)	292,848

Segment assets	1,673,149	1,102,939	-	629,196	3,405,284
Investments in equity-accounted investees	-	703,156	-	-	703,156
					4,108,440
Segment liabilities	1,423,624	609,958	-	4,634	2,038,216

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 27 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2022
Revenue	516,668	57,289	-	-	573,957
Cost of sales (excluding depreciation and amortization)	384,638	32,623	-	-	417,261

Profit before taxes	23,728	61,039	-	(2,504)	82,263
Income tax expense	(9,522)	(9,892)	-	(18,566)	(37,980)
Profit for the year from divestment of ZIM	-	-	305,376	-	305,376
Profit/(loss) from continuing operations	14,206	51,147	305,376	(21,070)	349,659

Depreciation and amortization	47,134	15,519	-	223	62,876
Financing income	(10,301)	(25,197)	-	(9,188)	(44,686)
Financing expenses	42,062	7,521	-	814	50,397
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	167,862	-	-	167,862
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	2,978	-	-	2,978
Share of changes in fair value of derivative financial instruments	-	2,383	-	-	2,383
Share in profit of equity-accounted investees	-	(85,149)	-	-	(85,149)
	78,895	85,917	-	(8,151)	156,661

Adjusted EBITDA	102,623	146,956	-	(10,655)	238,924

Segment assets	1,503,811	552,569	-	636,263	2,692,643
Investments in equity-accounted investees	-	652,358	427,059	-	1,079,417
					3,772,060
Segment liabilities	1,226,395	241,468	-	8,279	1,476,142

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2024		2023		2022
Customer	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group	Total revenues		Percentage of revenues of the Group

Customer 1	99,978	13.31%	99,945	14.45%	107,081		18.66%
Customer 2	99,470	13.24%	79,000	11.42%	73,518		12.81%
Customer 3	-	-	71,013	10.27%	-	*	- *

* Represents an amount less than 10% of the revenues.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 27 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2024	2023	2022
	$ Thousands
Israel	624,957	618,830	516,668
United States	126,347	72,966	57,289
Total revenue	751,304	691,796	573,957

The Group’s non-current assets* based on geographic location:

	As at December 31,
	2024	2023
	$ Thousands
Israel	1,224,031	1,290,652
United States	3,983	745,442
Others	12	15
Total non-current assets	1,228,026	2,036,109

* Composed of property, plant and equipment and intangible assets.

Seasonality

OPC’s activity and results in Israel are based on the load and time tariff (hereinafter - the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is divided into 3 seasons, as follows: Summer (July and August), Winter (December, January and February) and Transition (March through June and September through November). For each season a different tariff is set.

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 28 – Related-party Information (Cont’d)

B.	Transactions with directors and officers (Kenon's directors and officers):

Key management personnel compensation

	For the year ended December 31,
	2024	2023
	$ Thousands
Short-term benefits	2,274	2,316
Share-based payments	280	296
	2,554	2,612

C.	Transactions with related parties (including associates):
	For the year ended December 31,
	2024	2023	2022
	$ Thousands
Sale of electricity and revenues from provision of services	36,028	31,694	94,264
Cost of sales	(13)	(2,620)	(658)
Dividend received from associates,net	129,853	154,672	727,309
Other expenses, net	565	479	-
Financing (income)/expenses, net	(1,295)	(4,130)	580

*	Following the disposal of ZIM, ZIM will no longer be an associate to the Group. Refer to Note 5 for further details.

D.	Balances with related parties (including associates):

	As at December 31,
	2024	2023
	Other related parties *
	$ Thousands
Cash and cash equivalent	126,873	55,505
Trade receivables and other receivables	37,361	33,668
Other payables	(53,844)	(108)

Loans and other liabilities
In US dollar or linked thereto	-	(43,171)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).
These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	For further investment by Kenon into OPC, see Note 11.A.9 and 11.A.10.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments

A.	General

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

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of year end was:

	As at December 31,
	2024	2023
	$ Thousands
	Carrying amount
Cash and cash equivalents	1,015,851	696,838
Short-term and long-term deposits and restricted cash	16,444	16,769
Trade receivables and other assets	115,918	189,001
Short-term and long-term derivative instruments	27,423	-
Other investments	142,619	215,797
	1,318,255	1,118,405

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

	As at December 31,
	2024	2023
	$ Thousands
Israel	65,526	55,865
United States	14,877	12,129
	80,403	67,994

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2024	2023
	$ Thousands
Not past due nor impaired	80,403	67,994

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

Debt securities

The following table provides information about the movement of ECL on other investments as of December 31, 2024:

	ECL on other investments
	2024	2023	2022
	$ Thousands
Balance as at 1 January	1,374	732	-
Impairment (reversal)/loss on debt securities at FVOCI	(1,036)	642	732
Balance as at 31 December	338	1,374	732

C.	Liquidity risk

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

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2024
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	58,293	58,293	58,293	-	-	-
Other current liabilities	7,424	7,641	7,641	-	-	-
Lease liabilities including interest payable *	12,958	16,074	4,303	2,756	6,090	2,925
Debentures (including interest payable) *	518,612	580,109	73,158	83,604	308,163	115,184
Loans from banks and others including interest *	753,786	1,015,619	62,217	61,186	328,939	563,277

	1,351,073	1,677,736	205,612	147,546	643,192	681,386

*	Includes current portion of long-term liabilities.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

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

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

The Group has no exposure to foreign currency risk in respect of non-hedging derivative financial instruments in 2024. Relevant information for 2024 is as follows:

	As at December 31, 2024
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	1,097	3,950	2025	47

	As at December 31, 2023
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	5,762	21,066	2024	(175)

The Group’s exposure to foreign currency risk in respect of hedging derivative financial instruments is as follows:

	As at December 31, 2024
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	192	691	2025	7

	As at December 31, 2023
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	2,622	9,498	2024	4

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2024
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	74,577	11,931

	As at December 31, 2023
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	81,051	10,268

b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2024
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	63,984	-	884
Short-term deposits and restricted cash	16,444	-	-
Trade receivables	63,561	-	-
Other current assets	1,208	-	60
Total financial assets	145,197	-	944

Trade payables	24,910	-	131
Other current liabilities	3,648	3,979	218
Loans from banks and others and debentures	780,684	367,524	-
Total financial liabilities	809,242	371,503	349

Total non-derivative financial instruments, net	(664,045)	(371,503)	595
Derivative instruments	-	11,931	-
Net exposure	(664,045)	(359,572)	595

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

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

	As at December 31, 2024
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	6,261	3,130	(3,130)	(6,261)

	As at December 31, 2024
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(5,578)	(2,789)	2,789	5,578

	As at December 31, 2023
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	1,208	604	(604)	(1,208)
Shekel/EUR	43	22	(22)	(43)
dollar/EUR	(15,855)	(7,928)	7,928	15,855

	As at December 31, 2023
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,114)	(3,058)	3,058	6,114

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

(2)	Interest rate risk

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

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2024	2023
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	142,619	311,951
Financial liabilities	(365,704)	(864,953)
	(223,085)	(553,002)

Variable rate instruments
Financial assets	57,448	54,408
Financial liabilities	(450,980)	(665,080)
	(393,532)	(610,672)

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

	As at December 31, 2024
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(3,935)	3,935

	As at December 31, 2023
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(6,107)	6,107

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

A change of 1.0% – 2% in the SOFR interest rate at reporting date would have increased/(decreased) the net income or net loss and the equity by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2024
	2% decrease	1% decrease	1% increase	2% increase
	$ Thousands

Long-term loans and debentures (SOFR)	6,724	3,362	(3,362)	(6,724)
Interest rate swaps (SOFR)	(1,146)	(573)	573	1,146

The Group has no exposure to SOFR interest rate risk for derivative financial instruments used for hedging as at December 31, 2024.

Fair value

(1)	Fair value compared with carrying value

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

	As at December 31, 2024
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	518,612	494,868
Long-term loans from banks and others (excluding interest)	612,482	613,488
Loans from non-controlling interests	141,304	139,197

	As at December 31, 2023
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	511,030	485,196
Long-term loans from banks and others (excluding interest)	898,546	906,911
Loans from non-controlling interests	125,252	127,960

The fair value of long-term loans from banks and others (excluding interest) is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

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

Derivative instruments, other than instruments as detailed in Note 9.B, are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 29.D.1 for further details.

Level 3 financial instrument measured at fair value

As of December 31, 2024, the fair value of long-term investment (Qoros) remains at zero (2023: $nil). The fair value of the capped call as detailed in Note 9.B is $15 million (2023: $nil).

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

Level 3

The fair value of the capped call transaction as described in Note 9.B was based on the Black-Scholes model using the following variables:

•	The underlying asset value was based on the share price of ZIM as of the valuation date.
•	The exercise price of the option was based on the strike price as set out in the capped call agreement.
•	The expected exercise date was based on the terms of the capped call agreement.
•	The risk-free interest rate was based on US treasury bonds with time to maturity equals to the maturity of each component.
•	The expected volatility was based on the historical volatility of ZIM for a period equals to the maturity of each component of the option.

Kenon Holdings Ltd.

Notes to the consolidated financial statements

Note 29 – Financial Instruments (Cont’d)

As of December 31, 2024 and 2023, the fair value of the long-term investment (Qoros) was based on the present value of the expected cash flows. Included in the long-term investment (Qoros) are the 12% interests in Qoros (as described in Note 10.3) and the put option (as described in Note 10.2). For the purposes of management’s fair value assessment of the long-term investment (Qoros), management takes into consideration factors including market risk and credit risk exposures, publicly available information and financial information of the New Qoros Investor and Qoros for the year ended December 31, 2024 and 2023.

The following table shows the valuation techniques used in measuring Level 3 fair values as of December 31, 2024 and 2023, as well as the significant unobservable inputs used.

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

Dividend

In March 2025, Kenon’s board of directors approved a cash dividend of $4.80 per share (an aggregate amount of approximately $250 million), payable to Kenon’s shareholders of record as of the close of trading in April 2025.

2.	OPC

Acquisition of additional interest in CPV Shore

During 2025, CPV Group entered into a purchase agreement to acquire an additional 20% interest in CPV Shore, and now holds approximately 90% of CPV Shore. As of the date of the financial statements, OPC is assessing the accounting impact of the acquisition.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kenon Holdings Ltd.

By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Chief Executive Officer

Date: April 2, 2025

Exhibit
Number	Description of Document
1.1
Kenon Holdings Ltd.’s Amended and Restated Constitution (Incorporated by reference to Exhibit 1.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 26, 2024)

2.1
Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares (Incorporated by reference to Exhibit 2.1 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015)

2.2
Registration Rights Agreement, dated as of January 7, 2015, between Kenon Holdings Ltd. and Millennium Investments Elad Ltd. (Incorporated by reference to Exhibit 99.7 to Kenon’s Report on Form 6-K, furnished to the SEC on January 8, 2015)

2.3*	Description of Securities registered under Section 12 of the Exchange Act
4.1
Joint Venture Contract, dated as of December 20, 2017, among Wuhu Chery Automobile Investment Co. Ltd., Quantum (2007) LLC and Hangzhou Chengmao Investment Co. Ltd (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 9, 2018)

4.2#
Sale and Purchase Agreement, dated as of April 13, 2021, by and between Quantum (2007) LLC and Hangzhou Chengmao Investment Co., Ltd. (Incorporated by reference to Exhibit 4.18 to Kenon’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021)

8.1*	List of subsidiaries of Kenon Holdings Ltd.
11.2*	Insider Trading Policy
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, a member firm of KPMG International
15.2*	Consent of Somekh Chaikin, a member firm of KPMG International
15.3
Audited consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2024 and 2023 and for each of the three years in the three-year period ended December 31, 2024 (Incorporated by reference to pages F-1-F-70 of ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No: 21759864), filed with the SEC on March 12, 2025)

15.4*	Letter dated April 2, 2025 from KPMG LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.

*	Filed herewith.

#
Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private and confidential. The omissions have been indicated by Asterisks (“[***]”).